Form 20-F
period 2001-12-31
LATIN AMERICAN EXPORT BANK
filed 2002-07-01
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-11414

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its charter)

LATIN AMERICAN EXPORT BANK (Translation of Registrant’s name into English)	REPUBLIC OF PANAMA (Jurisdiction of incorporation or organization)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
507-210-8500
(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class E Common Stock	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,911,185	Shares of Class A Common Stock

4,247,213	Shares of Class B Common Stock

8,182,440	Shares of Class E Common Stock

17,340,838	Total Shares of Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

         Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	Item 18

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

         In this Annual Report on Form 20-F (this “Annual Report”), all references to the “Bank” or “BLADEX” are to Banco Latinoamericano de Exportaciones, S.A., a specialized multinational bank incorporated under the laws of Panama on November 30, 1977, and its subsidiaries.

         The Bank will provide without charge to each person to whom this Annual Report is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to the attention of Carlos Yap, Vice President — Finance and Performance Management, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8581. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

         All references to “dollars” or “$” are to United States dollars. The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

         The Bank accepts deposits and raises funds principally in United States dollars, grants loans mostly in United States dollars and publishes its consolidated financial statements in United States dollars.

         This Annual Report contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report refer to the possibility that the Bank will need to renegotiate and restructure or write-off certain of its Argentine loans, the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis on the Bank’s loan portfolio, the Bank’s ability to execute a planned recapitalization, the availability of future sources of funding for the Bank’s lending operations, the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals and the impact of the crisis in Argentina and developments in other countries in Latin America on the Bank’s results of operations and financial condition. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank’s existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions, a change in the Bank’s credit ratings, events in Argentina, Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

         Not required in this Annual Report.

Item 2. Offer Statistics and Expected Timetable

         Not required in this Annual Report.

Item 3. Key Information

Selected Financial Data

         The following table presents consolidated selected financial data for the Bank. The financial data presented below are at December 31, 1997, 1998, 1999, 2000 and 2001 for the years then ended and are derived from the Bank’s consolidated financial statements for the years indicated, which were audited by KPMG Peat Marwick. The Consolidated Financial Statements (the “Consolidated Financial Statements”) for the Bank for each of the years in the three-year period ended December 31, 2001 are included in this Annual Report, together with the report of KPMG Peat Marwick thereon. The information below is qualified in its entirety by the detailed information, both financial and otherwise, included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share amounts and ratios)

Income Statement Data:

Net interest income	$93,914	$92,210	$112,698	$112,670	$118,771

Provision for loan losses (1)	(15,600)	(11,200)	(14,700)	(8,000)	(77,144)

Net interest income after provision for loan losses	78,314	81,010	97,998	104,670	41,627

Other income (expense):

Net commission income	19,727	20,038	25,480	24,742	13,691

Provisions for losses on off balance sheet credit risks	—	—	(6,000)	(11,200)	—

Provisions for losses on guarantees	(5,008)	(15,534)	—	—	—

Derivatives and hedging activities	—	—	—	—	7,379

Impairment loss on securities (2)	—	—	—	—	(40,356)

Gains on sale of securities available for sale	—	—	—	—	4,798

Other income	1,129	336	193	89	654

Net other income (expense)	15,848	4,840	19,673	13,631	(13,834)

Total operating expense	13,033	14,067	16,578	21,180	26,394

Net income before income tax and cumulative effect of accounting change	81,129	71,783	101,093	97,121	1,399

Income Tax	34	—	36	65	35

Net income before cumulative effect of accounting changes	81,095	71,783	101,057	97,056	1,364

Cumulative effect of accounting changes	—	—	—	—	1,129

Net income	81,095	71,783	101,057	97,056	2,494

Net income available to common stockholders	79,697	70,386	99,687	95,770	1,137

	At and for the Year Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share amounts and ratios)

Balance Sheet Data:

Investment securities	199,165	163,935	178,816	395,459	362,098

Loans, net	5,122,477	4,984,397	4,457,266	4,806,392	4,536,105

Total assets	5,746,073	5,587,726	5,172,132	5,660,682	5,925,436

Total deposits	1,687,773	1,705,997	1,617,174	1,743,842	1,571,359

Short-term borrowings & placements	1,962,762	1,883,629	1,520,971	1,509,880	1,823,324

Medium & long-term borrowings & placements	1,423,033	1,269,598	1,212,566	1,582,479	1,787,161

Total liabilities	5,170,574	4,963,999	4,474,809	4,945,666	5,311,786

Total common stockholders’ equity	558,254	606,506	680,429	699,205	598,418

Average number of shares outstanding	20,307	20,305	20,141	19,783	18,102

Per Common Share Data:

Net income, after Preferred Stock dividend and before cumulative effect of accounting change	3.92	3.47	4.95	4.83	0.00

Diluted earnings per share before cumulative effect of accounting change	3.92	3.46	4.93	4.81	0.00

Net income, after Preferred Stock dividend and after cumulative effect of accounting change	3.92	3.47	4.95	4.83	0.06

Diluted earnings per share after cumulative effect of accounting change	3.92	3.46	4.93	4.81	0.06

Book value (period end)	27.42	29.93	34.08	36.37	34.43

Cash dividends per share (3)	0.96	0.96	0.96	2.50	1.88

Selected Financial Ratios:

Performance Ratios:

Return on average assets before cumulative effect of accounting change	1.47%	1.33%	1.93%	1.92%	0.02%

Return on average assets after cumulative effect of accounting change	1.47%	1.33%	1.93%	1.92%	0.04%

Return on average common stockholders’ equity before cumulative effect of accounting change	15.36%	12.21%	15.68%	13.98%	0.32%

Return on average common stockholders’ equity after cumulative effect of accounting change	15.36%	12.21%	15.68%	13.98%	0.16%

Net interest margin (4)	1.70%	1.71%	2.15%	2.24%	2.00%

Net interest spread (4)	1.00%	0.90%	1.30%	1.14%	1.32%

Total operating expenses to total average assets	0.24%	0.26%	0.32%	0.42%	0.44%

Cash dividend payout ratio	24.49%	27.67%	19.39%	51.65%	3,133.3%

Asset Quality Ratios:

Non-accruing loans to total loan portfolio (5)	0.00%	0.00%	0.50%	0.28%	1.63%

Net charge-offs to total loan portfolio	0.00%	0.36%	0.12%	0.29%	0.21%

Allowance for loan losses to total loan portfolio, net of unearned income	2.22%	2.08%	2.49%	2.08%	3.78%

Allowance for loan losses to non-accruing loans	n.a	n.a	495%	750%	230%

Allowance for losses on off–balance sheet credit risks to total contingencies net of mark to market guarantees	n.a	n.a	0.50%	1.62%	1.89%

Capital Ratios:

Common stockholders’ equity to total assets	9.72%	10.85%	13.16%	12.35%	10.10%

Tier 1 capital to risk-weighted assets (6)	17.19%	20.06%	24.53%	18.27%	15.70%

Total capital to risk-weighted assets (6)	18.98%	21.90%	26.40%	19.94%	17.35%

(1)	For information regarding the provision for loan losses, see “Operating and Financial Review and Prospects – Operating Results.”

(2)	For information regarding the impairment loss on securities see “Information on the Company – Business Overview – Loan Portfolio – Impaired Securities.”

(3)	In each of 1997, 1998 and 1999, the Bank declared and paid an annual dividend of $0.96 per common share to holders of common stock. In 2000, the Bank declared and paid an annual dividend of $1.25 per common share and a special dividend of $1.25 per common share to holders of common stock. In 2001, the Bank declared and paid a quarterly dividend of $0.47 per common share to holders of common stock for the four quarters of 2001 for a total annual dividend of $1.88 per share for the year 2001.

(4)	For information regarding the calculation of net interest margin and net interest spread, see “Operating and Financial Review and Prospects – Operating Results – Net Interest Income.”

(5)	The Bank did not have any repossessed assets or troubled debt restructuring as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above.

(6)	Calculated using the Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. The Bank is not subject to the risk-based capital or leverage requirements of the Federal Reserve Board. In management’s opinion, if such requirements did apply to the Bank, the capital ratios for the Bank would be as presented. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Common Stockholders’ Equity

         At December 31, 2001, the Bank’s total common stockholders’ equity was $598.4 million compared to $699.2 million at December 31, 2000 and $680.4 million at December 31, 1999, representing 10.1%, 12.4% and 13.2%, respectively, of the Bank’s total assets.

         The following table presents information concerning the Bank’s capital position at the dates indicated below.

	At December 31,

	1999	2000	2001

	(in thousands)

Redeemable Preferred Stock	$16,894	$15,810	$15,232

Common Stock	133,218	132,852	133,218

Treasury Stock	—	(20,841)	(85,634)

Capital Surplus	144,362	144,522	145,456

Capital Reserves	305,210	305,210	305,210

Other Comprehensive Income	—	—	(506)

Retained Earnings	98,009	137,462	100,674

Total Common Stockholders’ Equity	$680,429	$699,205	$598,418

Total Common Stockholders’ Equity and Redeemable Preferred Stock	$697,323	$715,015	$613,650

         Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations. The objective of capital reserves is to strengthen the capital position of the Bank, as reductions of these reserves require the approval of the Board of Directors of the Bank (the “Board of Directors”) and Panamanian banking authorities.

         The increase in common stockholders’ equity in 2000 was due primarily to an increase in retained earnings. The decrease in common stockholders’ equity in 2001 was due primarily to the stock repurchase program and an increased dividend payout ratio approved by the Board of Directors in December 2000. On February 5, 2002, the Board of Directors suspended dividends on common shares believing that it was in the best interest of the shareholders to conserve the Bank’s capital resources until there was more clarity regarding the Bank’s exposure in Argentina.

         In July 1998, the Board of Directors approved a program under which the Bank would offer to repurchase up to 200,000 of its Class B shares of common stock at a price per share not to exceed 90% of the market value of the Bank’s Class E shares of common stock (as quoted on the New York Stock Exchange on the date of purchase). The first and second repurchase offers were completed for 100,000 shares each in December 1998 at a price of $14.50 per share for a total amount of $1.5 million and in March 1999 at a price of $16.00 per share for a total amount of $1.6 million, respectively. Upon repurchase, these Class B shares were cancelled by the Bank.

         In October 1999, the Board of Directors approved a program in which the Bank would offer to repurchase up to 400,000 of its Class B shares at a price per share not to exceed 90% of the market price of the Class E shares (as quoted on the New York Stock Exchange on the date of purchase) or the average per share book value of all shares of the Bank’s common stock. The first and only repurchase offer under this program was made for 200,000 shares on November 12, 1999 and was completed at a price of $17.70 per Class B share for a total amount of $3.5 million. Upon repurchase, these Class B shares were cancelled by the Bank.

         During the year 2000, the Board of Directors approved repurchases by the Bank, at the discretion of management, of up to 2,000,000 Class B shares (at the prevailing per share market price of the Class E shares on the date of purchase) from shareholders that requested conversion of their Class B shares into Class E shares. The Bank repurchased an aggregate of 568,010 Class B shares for $15.7 million under this program prior to its cancellation in December 2000. Upon repurchase, these Class B shares were not cancelled by the Bank and were, accordingly, classified as treasury stock.

         In December 2000, the Board of Directors approved a stock repurchase program, an increased dividend payout ratio and a plan to declare and pay dividends on a quarterly basis, rather than annually. Under the repurchase program, the Bank may, from time to time, at the discretion of management, purchase up to an aggregate of $75,000,000 of Class E shares on the open market at the then prevailing market price. The Bank may also make one or more repurchases of up to an aggregate of $25,000,000 of Class A shares of common stock in privately negotiated transactions at the then prevailing market price of the Class E shares. Any repurchases of Class A shares from a Class A shareholder may not exceed 25% of the number of Class A shares owned by such Class A shareholder. On November 8, 2001, the Board of Directors halted the Bank’s share repurchase program, believing that it is in the best interests of shareholders to conserve the Bank’s capital resources until the probable outcome of the Bank’s exposure to Argentina is more clear (see “ – Risk Factors – Regional Economic Conditions). During the years ended December 31, 2001 and 2000, the Bank repurchased the following shares under this program:

	December 31,

	2001		2000

	Shares	Amount	Shares	Amount

Class A	269,843	$9,222,575	48,297	$1,485,144

Class E	1,633,205	55,570,235	117,300	3,700,521

	1,903,048	$64,792,811	165,597	$5,185,665

         The Bank’s policy with respect to its capital position is to maintain a minimum capital ratio of total common stockholders’ equity to total assets of 7%. At December 31, 2001, this ratio was 10%. In addition, the Bank has established an internal policy of maintaining minimum Tier 1 and total capital to risk weighted asset ratios of 10% and 12.5%, respectively, as defined by the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and BIS capital adequacy requirements, although the Bank is not subject to these risk weighted capital requirements. However, if the Federal Reserve Board’s fully phased in risk-based capital guidelines had been applicable to the Bank, management believes that as of December 31, 2001 the Bank would have exceeded all applicable capital adequacy requirements. At December 31, 2001, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 15.7% and 17.4%, respectively. The Banking Law (as defined under “Information on the Company – Business Overview – Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain minimum total capital to risk weighted asset ratios of 8% (each, as defined in the Banking Law). At December 31, 2001, the Bank’s total capital to risk weighted asset ratio, calculated according to the guidelines of the Banking Law, was 13.8%. See “Information on the Company – Business Overview – Regulation – Panamanian Law.”

         As described under “Risk Factors – Regional Economic Conditions,” the Bank has determined to increase its allowance for credit losses (which includes allowances for the Bank’s entire credit portfolio) and impairment losses on securities as of June 30, 2002 to approximately $510 million, of which approximately $420 million will relate to its Argentine portfolio. At June 21, 2002, the Bank’s total exposure to Argentina was $920 million (net of impairment losses on securities of $40 million taken in 2001).

         It is anticipated that the resulting charge against earnings and loss will have the effect of reducing the Bank’s earnings for the second quarter of 2002 by approximately $295 million. At March 31, 2002, the Bank’s allowance for credit losses amounted to $215 million. The exact amount of this increase, and the corresponding charge against earnings, will be determined prior to and announced in connection with the release of the Bank’s second quarter results scheduled for late July or early August 2002. The Bank is formulating a comprehensive strategy to address its ongoing capital and funding needs, including a plan to recapitalize the Bank with additional equity capital.

Risk Factors

Regional Economic Conditions

         All of the Bank’s lending activities are conducted with borrowers in Latin America and the Caribbean (the “Region”). At various times in the past, and particularly during the 1980s, many of the countries in the Region have experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation and unavailability of foreign exchange, including dollars. As a result, many governments and public and private institutions in the Region were unable to make interest and principal payments on their external debt. Much of the external debt of the Region was restructured to provide for extensions of repayment schedules, grace periods during which payments of principal were suspended and, in certain cases, reduced rates of interest.

         These difficulties have arisen again, particularly in Argentina where an economic crisis has resulted in a default on the country’s external debt. The Argentine crisis has had a significant adverse effect on the Bank’s financial condition and results of operations, and there is no assurance that future developments in the political and economic situation of the countries in the Region, over which the Bank has no control, will not further adversely affect market conditions for the Bank’s funding or securities, or its business, financial condition, results of operation or prospects.

         During 2001, the U.S economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. This had a significant adverse economic effect on the economies of the Latin American countries in which the Bank conducts its lending activities.

         Argentina. A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence, resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures, including foreign exchange and deposit controls, bank holidays, and restrictions on the repayment of foreign debt. Given the lack of a clearly defined and comprehensive fiscal, monetary and banking policy framework and the continuing volatility of Argentina’s political and financial situation, there is great uncertainty as to how or when the situation will be resolved.

         The Bank’s exposure to Argentina amounted to $1.1 billion at December 31, 2001, including loans of $804 million, $80 million of securities (net of impairment losses of $40.4 million) and $234 million of off-balance sheet financial risk instruments. This exposure represents a reduction of 27% from December 31, 2000, and is distributed among the country’s top tier local banks (12%), local corporations (14%), state-owned banks (24%), multinational corporations (23%), and international banks (27%, of which 70% represents subsidiaries and 30% represents branches). In addition, the Bank at December 31, 2001 had $292 million of exposure under repurchase agreements with counterparties in Argentina, which were fully secured with U.S. Treasury securities. The Bank does not hold Argentine sovereign debt and 49% of the Bank’s exposure in Argentina at December 31, 2001 was considered trade-related transactions.

         The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crises, have adversely affected the financial condition of the Bank’s Argentine obligors, including banks and corporations, and the quality of the Bank’s loans to those obligors. In response, the Bank has put in place a pragmatic collection program to manage its Argentine exposure. The Bank’s multilateral status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations, thereby contributing to the on-going efforts of this program.

         As a result, the Bank’s exposure to Argentina at June 21, 2002 amounted to approximately $920 million, which represented a reduction of $198 million from December 31, 2001 and a reduction of $40 million from March 31, 2002. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with a small portion in Japanese yen) as none of the Bank’s loans in Argentina have been converted to an Argentine peso basis. During the year 2002, the Bank collected interest from Argentine borrowers of approximately $27 million while interest in the amount of $2.7 million on non-accruing and accruing assets remained unpaid at June 21, 2002. The Bank intends to place all loans and investments in Argentina on non-accrual status at June 30, 2002. Fees generated by contingencies in Argentina will also be accounted for on a cash basis.

         Even with the benefit of the Bank’s confirmed multilateral status, given the continued severity of the Argentine crises, the Bank believes that it will have to renegotiate and restructure loans, and that it will also face write-offs in its Argentine portfolio. In the absence of any clarity as to the timing or nature of the ways in which the many issues facing the country will be resolved, the Bank’s management and Board of Directors have determined to take a conservative position relative to the Bank’s credit portfolio in Argentina.

         At December 31, 2001, the Bank had a total allowance for credit losses (including loans and contingencies) of $195 million, reflecting additional provisions taken in 2001 of $77 million. In addition, the Bank charged $40 million to earnings in 2001 for impairment losses on securities from Argentina.

         After careful consideration, and based upon rigorous analysis of all the relevant factors, the Bank’s Board of Directors has determined to further increase the allowance for credit losses and impairment losses on securities to approximately $510 million, of which approximately $420 million will relate to its Argentine portfolio. The exact amount of this increase, and the corresponding charge against earnings, will be determined prior to and announced in connection with the release of the Bank’s second quarter results scheduled for late July or early August 2002.

         As part of this decision, the Bank is formulating a comprehensive strategy, with the assistance of financial advisors, designed to address the Bank’s capital and funding needs following the contemplated increase of the credit loss allowance for Argentina. This strategy will include a plan to recapitalize the Bank with additional equity capital. The Bank has retained BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. as financial advisors to assist with this process. The Bank and its advisors are coordinating with the Bank’s credit rating agencies, multilateral organizations and public sector shareholders in formulating this recapitalization plan.

         The Bank believes that these steps will adequately address the likely impact of the Argentine situation on the Bank’s loan portfolio and that the Bank will remain in a strong financial position. There can be no assurance, however, that the Bank will be successful in executing any recapitalization plan or that the political and economic situation in Argentina or any other major country, will not deteriorate further and require additional action.

         The Bank will continue to monitor developments in Argentina closely and take the appropriate additional steps as more information and clarity on the Argentine government’s actions regarding external debt and their effect on the Bank become available.

         Brazil. Investors have recently become increasingly uneasy about Brazil due to, among other factors, a reduction in flows of direct foreign investments and an increasingly uncertain political environment in light of the upcoming 2002 presidential elections. This has resulted in the rapid decline in the value of Brazil’s currency compared to the U.S. dollar and speculation about the ability of Brazil to service its approximately $290 billion of public debt, much of which must be refinanced in the next several years.

         The Bank is proactively managing its exposure in Brazil in line with its conservative credit risk and portfolio management strategy. The Bank’s exposure to Brazil amounted to $2,461 million at December 31, 2001 and at June 21, 2002 had decreased to approximately $1,671 million. At the present time, all of the Bank’s loans to Brazilian borrowers are current and there are no past due amounts of interest or principal.

Adequacy of Allowances for Credit Losses

         As indicated above, the Bank has determined to increase its allowance for credit losses and impairment losses on securities to approximately $510 million, of which approximately $420 million will relate to its Argentine portfolio. At June 21, 2002, the Bank’s total exposure to Argentina was $920 million (net of impairment losses on securities of $40 million taken in 2001). Management will continue to maintain the allowance for credit losses at a level, which reflects the potential for political and economic instability in countries in the Region and economic cycles. The determination of the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. Accordingly, there is no assurance that the Bank’s current level of reserves will prove to be adequate in light of current and future events.

Funding Issues Resulting from the Argentine Situation

         During the first quarter of 2002, the major rating agencies downgraded the Bank’s credit ratings due to the crisis in Argentina and its potential impact on the Bank’s credit exposure in that country. As of the date hereof, the Bank has long-term debt ratings of Baa3 from Moody’s Investors Services, Inc. (“Moody’s”), BBB- from Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”) and BBB- from Fitch IBCA, Inc. (“Fitch”) and short-term debt ratings of Prime 3, A-3 and F-3 from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s and the BBB- rating from Standard & Poor’s and Fitch are investment grade ratings. The Bank follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001, reaching a level of approximately $600 million in January 2002, which has been maintained since that time. At May 31, 2002, liquidity levels amounted to $592 million compared to $314 million at December 31, 2000. At May 31, 2002, the Bank’s net cash position represented almost 80% of total deposits. There is no assurance that a further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures will not trigger further downgrades in the Bank’s credit ratings below investment grade ratings, which would adversely affect the Bank’s cost of funds, its deposit base and accessibility to the debt capital markets.

Concentration of Lending and Funding Activities

         At December 31, 2001, approximately 81% in principal amount of the Bank’s total credits were outstanding to borrowers in five countries: Brazil (39%), Argentina (18%), Mexico (17%), Venezuela (4%), and the Dominican Republic (3%). In addition, at December 31, 2001, 24% of the Bank’s total loans were to seven borrowers in Brazil and 9% of the Bank’s total loans were to three borrowers in Mexico. A significant deterioration (or further deterioration) of economic conditions in any of the countries listed above or of the financial condition of any of these borrowers could adversely affect the financial condition and results of operations of the Bank.

         One of the Bank’s sources of funding for its short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of total liabilities. If any of these central banks were to withdraw a substantial portion of its deposits with the Bank, the Bank’s liquidity could be adversely affected, although the Bank believes that it has adequate sources of liquidity to cover any such withdrawals. During the first five months of 2002, deposits declined by 52% from $1,571 million at December 31, 2001 to $746 million at May 31, 2002. Despite this decline in deposits, the Bank was able to maintain its net cash position of around $600 million throughout 2002 owing to, among other things, the repayment of loans funded with these deposits, reflecting the matched nature of the Bank’s loans and deposits. As of May 31, 2002, deposits represented 19% of total liabilities, with the balance composed of short-term obligations primarily from international banks and medium term obligations primarily from the debt capital markets. Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if the Bank faced a liquidity crisis, it would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries.

Shares Eligible for Future Sale

         Sales of substantial amounts of the Bank’s Class E shares in the public market could adversely affect the market price of such Class E shares. At the Bank’s annual shareholders’ meeting held on April 28, 2000 (the “2000 Annual Meeting”), shareholders approved all amendments proposed in the amended and restated Articles of Incorporation of the Bank (the “2000 Amended and Restated Articles of Incorporation”). In adopting the 2000 Amended and Restated Articles of Incorporation, the shareholders approved three significant changes thereto, including a change in the capital structure of the Bank’s shares of common stock. This change consolidated the Bank’s Class B and Class C shares of common stock into a single class represented by new Class B shares of common stock and made such new Class B shares of common stock convertible at the option of the applicable shareholder, on a share-for-share basis, into the existing Class E shares. The holders of the new Class B shares may at any time, and with no limitation, exchange Class B shares for Class E shares, at a rate of one (1) Class B share for one (1) Class E share.

         As of May 31, 2002, the conversion of all of the currently outstanding Class B shares would result in the issuance of approximately 3,842,479 additional Class E shares. As of the date of this Annual Report, a total of 55 Class B stockholders have converted 1,098,918 Class B shares for the same number of Class E shares. The conversion of a substantial number of Class B shares, or the availability of such shares for conversion and sale in the market, may adversely affect the market and price for Class E shares.

Competition

         The Bank faces strong competition in making loans, attracting deposits and providing fee-generating services. The Bank’s competition in making loans comes principally from regional and international commercial banks. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial and other resources. See “Information on the Company — Competition.”

Market Risk

         The Bank’s risk management policies are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. The Bank’s primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk. See “Quantitative and Qualitative Disclosure About Market Risk” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources, — Asset/Liability Management, and — Interest Rate Sensitivity.”

Political Events in Panama

         The government of Panama is a republican and presidential system with a legislative body and an independent judiciary branch. In May 1999, presidential elections took place in an orderly fashion. The new democratically elected government was installed in September 1999. The country has experienced a significant economic recovery since its return to democracy in 1990. According to official Panamanian government figures, Panama’s Gross Domestic Product (“GDP”) grew in 1999 by an estimated 3.2%, in 2000 by an estimated 2.7% and in 2001 by an estimated 0.3%; however, there can be no assurance that such economic growth will be sustained. Panama has used the U.S. dollar as legal tender currency since its independence in 1903 and is, therefore, subject to fluctuations in the value of the U.S. dollar. Should any significant political crisis occur in Panama in the future, the operations of the Bank may be adversely affected.

Item 4. Information on the Company

History and Development of the Company

         The Bank, headquartered in Panama City, Panama, is a specialized multinational bank established to finance trade in the Region. The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977 and continues to exist thereunder. Panama was selected as the location of the Bank’s headquarters because of the importance of the country as a banking center, the unrestricted circulation in Panama of the U.S. dollar, the absence of exchange controls, the geographic location of Panama and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from the payment of income taxes in Panama. The Bank is considered a regional risk rather than a Panamanian risk by the Federal Reserve Board. Management believes that this classification is based upon the Bank’s ownership structure and the absence of Panamanian concentration in the Bank’s loan portfolio. The central banks of France, the United Kingdom and Spain do not consider the Bank a Panamanian country risk. The Bank began business operations on January 2, 1979. The Bank commenced operations with common stockholders’ equity of $25 million paid by 186 stockholders. Since then, the Bank’s common stockholders’ equity has increased to $598 million at December 31, 2001.

         Banco Latinoamericano de Exportaciones, S. A. (in its individual capacity, “BLADEX PANAMA”) has three primary subsidiaries: Banco Latinoamericano de Exportaciones, Limited (BLADEX) (“BLADEX Cayman”), BLADEX Representacao Ltda. and BLADEX Holdings Inc. (“BLADEX Holdings”). BLADEX Cayman, which is a wholly owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) (the “Cayman Islands”) on September 8, 1987 and continues to exist thereunder. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, was established to operate the Bank’s representative office in Brazil. BLADEX Representacao Ltda. is 99.999% owned by BLADEX Panama and 0.001% owned by BLADEX Cayman. BLADEX Holdings, which is a wholly owned subsidiary, was incorporated under the laws of the state of Delaware on May 30, 2000 and continues to exist thereunder. BLADEX Holdings has a wholly-owned subsidiary, BLADEX Financial Services, LLC, incorporated under the laws of the state of New York on October 20, 2000 and continues to exist thereunder. BLADEX Financial Services, LLC has a wholly owned subsidiary, BLADEX Securities, LLC, which was established under the laws of the state of New York on October 20, 2000 and continues to exist thereunder.

         The Bank established an agency in the State of New York (the “New York Agency”) which began business operations on March 27, 1989. The New York Agency, which continues to exist in the State of New York, is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans. Prior to the tragic events that occurred in the United States on September 11, 2001, the New York Agency and BLADEX Securities, LLC, were located at One World Trade Center, Suite No. 3227, in New York City. On October 1, 2001, as a result of the incidents of September 11, 2001, the Bank began leasing facilities for the New York Agency and BLADEX Securities, LLC, at 641 Lexington Avenue, 32nd Floor, New York, N.Y. 10022. The Bank also has a representative office in Buenos Aires, Argentina and on November 29, 2000 opened a representative office in Mexico City, Mexico.

         Central banks from 23 countries in the Region, or governmental financial institutions designated by such countries, own all of the Bank’s Class A shares, which currently comprise 28% of the Bank’s common stock. Currently, 159 commercial banks in the Region own the Bank’s Class B shares, which comprise 24% of the Bank’s common stock. The Bank’s Class E shares, which comprise 48% of its common stock, are listed on the New York Stock Exchange.

         The Bank is principally engaged in providing short-term and medium-term financing to selected commercial banks in the Region, which in turn lend to businesses primarily engaged in foreign trade and to state and private export institutions. As of December 31, 2001, the Bank provided financing to approximately 57 of its 182 stockholder banks and to 150 non-stockholder institutions. The Bank also lends directly to non-bank private entities, most of which are engaged in foreign trade in the Region, primarily through co-financing and loan syndications with other banks. The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified by the Bank.

         At the 2000 Annual Meeting, shareholders approved the 2000 Amended and Restated Articles of Incorporation, an English translation of which was attached to the Bank’s annual report on Form 20-F for the financial year ended December 31, 1999, which made three significant changes. The first significant change broadened the Bank’s powers to meet the evolving requirements of the Latin American and international markets in which it operates by restating and expanding the Bank’s primary purpose from promoting foreign trade to promoting the economic development of Latin American countries, mainly through foreign trade. This allowed the Bank to introduce new products and services while preserving and building upon its original mission to support the growth of trade finance in the Region. The intended result was that the Bank would be a more competitive company and be better able to develop its market position.

         The second significant change approved by the shareholders at the 2000 Annual Meeting was a change in the composition of the Bank’s Board of Directors to allow for representation by members of the Board of Directors (each, a “Director”) of various classes of shares to be proportionate to the distribution of capital by class. Pursuant to the 2000 Amended and Restated Articles of Incorporation, the number of Directors comprising the Board of Directors was reduced from 11 Directors prior to the approval of the 2000 Amended and Restated Articles of Incorporation, to nine Directors, in order to have a more efficient Board of Directors. In addition, the 2000 Amended and Restated Articles of Incorporation mandate that one of the candidates nominated as a Director by the Board of Directors be the Chief Executive Officer of the Bank, thereby allowing greater participation of the Bank’s management in the decision and policymaking process. See “Directors, Senior Management and Employees.”

         The third significant change was to consolidate the Bank’s Class B and Class C shares into a single class represented by new Class B shares and to make the new Class B shares convertible at the option of the shareholder, on a share-for-share basis, into the existing Class E shares, which trade on the New York Stock Exchange. The option to convert the new Class B shares provides for greater liquidity for the holders of Class B shares, as well as for the holders of Class E shares, by increasing the number of Class E shares trading on the New York Stock Exchange. Class E shares issued in exchange for Class B shares which have not been outstanding for at least two years, are not (unless they are registered by the Bank under the U.S. Securities Act of 1933, as amended) freely tradable on the New York Stock Exchange until the end of a two-year period, which begins when the Class B shares for which the new Class E shares are exchanged were originally issued.

         On April 16, 2002 at the Bank’s annual shareholders’ meeting (the “2002 Annual Meeting”), shareholders approved an amendment to the 2000 Amended and Restated Articles of Incorporation (as so amended, the “Articles of Incorporation”) to change the structure and composition of the Bank’s Board of Directors. Pursuant to the Articles of Incorporation, the number of Directors comprising the Board of Directors was increased from nine Directors prior to the approval of the amendment to the 2000 Amended and Restated Articles of Incorporation, to ten Directors, in order to have a more efficient Board of Directors.

         The composition of the Board of Directors is as follows: three (3) Directors representing holders of the Class A common shares; two (2) Directors representing holders of the Class B common shares; three (3) Directors representing holders of the Class E common shares; and two (2) Directors representing all classes of common shares.

         The Bank’s lending activities are funded by inter-bank deposits, primarily from central banks and financial institutions in the Region, by short-term and medium-term borrowings and by floating and fixed rate placements made with financial institutions and investors in Japan, Europe and North America. The Bank does not provide retail-banking services to the general public such as retail savings accounts or checking accounts and does not take retail deposits.

Business Overview

Credit Portfolio and Lending Policies

         The Bank’s Articles of Incorporation state that the Bank may not lend to an institution in a country in the Region unless the central bank or a designated government entity of that country is a holder of Class A shares of the Bank. It generally has been an operating policy of the Bank to extend credit directly to banks and state-owned export organizations within the Region. The Bank also lends to non-bank private entities, mostly through co-financing and loan participations with other banks. At December 31, 2001, total loans outstanding to non-bank private entities constituted 19.9% of the Bank’s total loans. All credit requests from eligible borrowers are analyzed in the light of commercial criteria, including economic and market conditions.

         One of the most important components of the Bank’s strategy is to maximize its core business. This involves strengthening the operational and technological base of the Bank and a re-engineering of many of its work processes in order to become more efficient in an increasingly competitive marketplace. During 2001, the Bank implemented initiatives to improve the capabilities of its loan desk, implement a portfolio management approach to optimize the return on its credit portfolio, originate and sell more assets with better management of the risks involved, and improve the quality of client service. To improve its capabilities and become more marketing oriented, the Bank hired more specialized staff members, an investment the Bank believes is essential for it to remain competitive in the market. Most of these investments increased the Bank’s operating cost base in 2001 but, management believes, provided the foundation for revenue growth in future years.

         In 2001, a structured trade unit was created in New York within BLADEX Securities, LLC and on May 23, 2001, BLADEX Securities, LLC received a broker-dealer license from the National Association of Securities Dealers, Inc. to buy and sell securities in the United States. During the second quarter of 2002, the Bank discontinued the operations of this unit due to, among other things, changing market conditions that were not favorable to the development of this business.

         The Bank has 36 officers responsible for marketing the Bank’s financial products and services to existing and potential customers. This includes the personnel in its representative offices in Argentina, Brazil and Mexico, and the New York Agency.

         The Bank finances export and import transactions for all types of goods and products, with the exception of the export or import of armaments, ammunition, military equipment, hallucinogenic drugs or narcotics that are not utilized for medical purposes, and any article the trading of which is widely prohibited due to its environmental hazards or due to trading limitations established by international agreements. Exports financed by the Bank are destined for buyers in countries both inside and outside the Region. In the same manner, imports financed by the Bank originate from sellers in countries both inside and outside the Region.

         At regular intervals (usually at least once a year), the Bank conducts a credit review of each of its borrowers and of each country in the Region. The Bank’s credit review includes an analysis of the borrower’s financial condition, trends in the borrower’s financial condition, peer group comparisons, a review of credit references and a review of general economic conditions in the borrower’s home country, and may include discussions with bank regulatory authorities in the borrower’s home country. On the basis of its credit review, the Bank establishes credit limits for each country in the Region and for each of its borrowers. In order to prevent excessive concentration, the outstanding credit portfolio in a given country cannot exceed the lesser of (i) 40% of the total credit portfolio of the Bank, (ii) four times the Bank’s total capital (defined according to the Basle capital adequacy principles), and (iii) the country limit established by management and approved by the Board of Directors.

         All country credit limits, along with targeted customers, business plans and risk profiles as to tenor and type of risk to be undertaken in a particular country, are approved by the Board of Directors. The Board of Directors reviews and approves the credit limits for each country in the Region at least once a year. The Board of Directors also reviews and monitors the credit portfolio of the Bank, including all criticized credits, at least every quarter.

         The Bank generally establishes lines of credit for each of its borrowers; however, the Bank is not obligated to lend under such lines of credit and must approve each lending transaction on a case-by-case basis. The Bank does not, as a general rule, publish or communicate its lending limits for countries in which it lends or its borrowers, but uses such limits internally as a credit risk management tool. Once a line of credit has been established, credit is generally extended after receipt of a request from the borrower for financing that is usually related to foreign trade. The pricing for such loans is determined in accordance with prevailing market conditions and the credit-worthiness of the borrower.

         For existing borrowers, the Bank’s management has authority to approve credit lines up to the lending limit prescribed by Panamanian law (see “– Regulation – Panamanian Law”), provided that such credit lines are within the country credit limit for the borrower’s country of domicile approved by the Board of Directors. As of December 31, 2001, the lending limit prescribed by Panamanian law for any one borrower amounted to approximately $182 million. For new borrowers, the Bank’s management has authority to approve credit lines of up to $60 million. Any approval of credit lines by the Bank’s management is subject to the concurrence of the Bank’s Credit Committee, which is comprised of the Bank’s Chief Executive Officer, the Chief Operating Officer, and the heads of Risk Administration and Credit and Marketing or their designees. In addition, the Bank’s management may approve credit lines consisting of criticized credits of up $25 million for existing borrowers. Credit lines to new borrowers exceeding $60 million and credit lines to existing borrowers consisting of criticized credits exceeding $25 million must be approved by the Credit Policy and Risk Assessment Committee of the Board of Directors. At December 31, 2001, approximately 46 of the Bank’s existing 246 lines of credit required approval of the Credit Policy and Risk Assessment Committee of the Board of Directors, representing approximately 34% of the available amount under the Bank’s existing lines of credit.

         The Bank’s general lending guidelines limit the amount of total credit that may be extended to any borrower to (i) an amount ranging from 10% to 50% of that borrower’s equity, depending on the type of borrower and its credit-worthiness, and the term and nature of the transaction, (ii) up to 30% of the Bank’s total capital and reserves, depending on the type of borrower and its credit-worthiness, and (iii) up to 5% of the Bank’s total outstanding credit portfolio. The Board of Directors has made exceptions to the foregoing policies with respect to some of the Bank’s borrowers and, subject to the limits imposed by applicable law may make further exceptions in the future. As a result of the Bank’s decision to increase its allowance for credit losses and impairment losses on securities as of June 30, 2002 and the corresponding reduction in the Bank’s earnings, the Bank expects to exceed this 30% limit with respect to several borrowers. The Panamanian Banking Law also contains certain concentration limits, which are strictly adhered to by the Bank. See “ – Regulation – Panamanian Law.”

         The Bank’s loans are generally unsecured. However, in certain instances, based upon its credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved requires that a loan be secured by pledged deposits. The Bank has also in some instances either obtained an assignment of the trade related transaction documents and proceeds of the export transaction, such that the importer is obligated to make payments for the exported goods directly to the Bank, or obtained other appropriate collateral.

         The Bank is also engaged in lending transactions not related to trade finance in order to service demand and to complement its overall credit relationship with high quality borrowers. The Bank has developed credit information on its borrowers over an extended period of time. Many of the Bank’s borrowers have been customers and stockholders for periods of over ten years. At December 31, 2001, total non-trade-related loans amounted to $1,555 million or 33% of the Bank’s total loans.

Credit Portfolio by Country

         The following table sets forth information regarding the credit portfolio of the Bank by country at December 31 of each year set forth below.

	At December 31,*

	1997	%	1998	%	1999	%	2000	%	2001	%

	(in millions, except percentages)

Argentina	$1,122	15.9	$1,209	17.7	$1,198	19.6	$1,471	22.7	$1,114	17.4

Barbados	6	0.1	0	0.0	0	0.0	0	0.0	0	0.0

Bolivia	69	1.0	50	0.7	66	1.1	21	0.3	26	0.4

Brasil	2,410	34.2	2,346	34.4	2,159	35.3	2,351	36.2	2,461	38.5

Chile	157	2.2	69	1.0	81	1.3	88	1.4	114	1.8

Colombia	367	5.2	242	3.6	257	4.2	177	2.7	195	3.0

Costa Rica	23	0.3	11	0.2	27	0.4	29	0.4	69	1.1

Dominican Republic	122	1.7	117	1.7	112	1.8	178	2.7	221	3.5

Ecuador	90	1.3	69	1.0	94	1.5	113	1.7	95	1.5

El Salvador	55	0.8	27	0.4	38	0.6	41	0.6	62	1.0

Guatemala	25	0.4	23	0.3	19	0.3	42	0.7	28	0.4

Honduras	3	0.0	7	0.1	10	0.2	6	0.1	0	0.0

Jamaica	25	0.4	13	0.2	18	0.3	18	0.3	19	0.3

Mexico	1,785	25.4	1,784	26.2	1,494	24.5	1,380	21.3	1,062	16.6

Nicaragua	32	0.5	23	0.3	46	0.8	38	0.6	43	0.7

Panama	51	0.7	84	1.2	141	2.3	150	2.3	82	1.3

Paraguay	30	0.4	16	0.2	1	0.0	2	0.0	1	0.0

Peru	482	6.9	537	7.9	268	4.4	258	4.0	170	2.7

Trinidad & Tobago	26	0.4	30	0.4	26	0.4	55	0.9	59	0.9

Uruguay	41	0.6	73	1.1	23	0.4	7	0.1	0	0.0

Venezuela	32	0.4	52	0.8	28	0.5	44	0.7	274	4.3

Other	85	1.2	42	0.6	2	0.0	19	0.3	302	4.7

Total	$7,038	100.0	$6,824	100.0	$6,108	100.0	$6,488	100.0	$6,397	100.0

*	Includes loans, selected investment securities held to maturity, securities purchased under agreements to resell, letters of credit, customers’ liabilities under acceptances and guarantees. Amounts are net of impairment loss on securities. See “– Loan Portfolio – Asset Quality and – Impaired Assets.”

Loan Portfolio

         At December 31, 2001, the Bank’s total loans net of unearned income equaled $4,714 million or 80% of total assets. At December 31, 2001, net of allowance for loan losses and unearned income, the Bank’s loans equaled $4,536 million, 65% of which matured within one year. The Bank services all loans in its loan portfolio except syndicated loans, which are serviced through agent banks that are generally appointed by the arrangers of the syndication.

Short-Term Loans

         The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified to the Bank. At December 31, 2001, short-term loans defined as loans with a maturity of less than one year, had an average term remaining to maturity of approximately 119 days. At that date, short-term loans amounted to $2,586 million or 54.6% of the Bank’s total loans.

Medium-Term Loans

         The Bank is engaged in medium-term lending in which maturities generally range from one to five years. Medium-terms loans are extended primarily to banks and to a lesser extent to state-owned and private export related corporations in the Region. At December 31, 2001, the Bank’s medium-term loans had an average term remaining to maturity of approximately two years and one month. It is the Bank’s current policy to fund such medium-term lending primarily with medium-term liabilities and to limit such lending to between 2% (if the term to maturity is greater than five years) and 40% (if the term to maturity is between twelve and eighteen months) of its total credit portfolio, with additional percentage limitations (based on maturities) within that range. At

December 31, 2001, medium-term loans amounted to $2,148 million or 45.4% of the Bank’s total loans, of which $587 million had a remaining term to maturity of less than 365 days.

Loans by Country

         The following table sets forth the distribution of the Bank’s loans (including short-term loans, medium-term loans and long-term loans) by country at December 31 of each year set forth below:

	At December 31,

	1997	%	1998	%	1999	%	2000	%	2001	%

	(in millions, except percentages)

Argentina	$968	18.3	$957	18.7	$980	21.3	$1,128	22.9	$804	17.0

Barbados	6	0.1	0	0.0	0	0.0	0	0.0	0	0.0

Bolivia	59	1.1	47	0.9	62	1.3	20	0.4	26	0.5

Brasil	1,927	36.5	1,742	34.0	1,654	36.0	1,858	37.7	2,013	42.5

Chile	97	1.8	64	1.3	76	1.7	83	1.7	112	2.4

Colombia	265	5.0	161	3.2	207	4.5	119	2.4	138	2.9

Costa Rica	18	0.3	10	0.2	23	0.5	24	0.5	67	1.4

Dominican Republic	88	1.7	88	1.7	57	1.2	103	2.1	175	3.7

Ecuador	62	1.2	52	1.0	50	1.1	63	1.3	14	0.3

El Salvador	39	0.7	13	0.3	24	0.5	25	0.5	19	0.4

Guatemala	18	0.3	23	0.5	19	0.4	30	0.6	23	0.5

Honduras	0	0.0	1	0.0	0	0.0	0	0.0	0	0.0

Jamaica	17	0.3	10	0.2	9	0.2	6	0.1	7	0.2

Mexico	1,169	22.1	1,242	24.3	1,008	21.9	1,030	20.9	833	17.6

Nicaragua	26	0.5	17	0.3	33	0.7	25	0.5	38	0.8

Panama	31	0.6	66	1.3	120	2.6	118	2.4	43	0.9

Paraguay	30	0.6	16	0.3	1	0.0	1	0.0	1	0.0

Peru	368	7.0	427	8.3	199	4.3	192	3.9	120	2.5

Trinidad & Tobago	26	0.5	33	0.6	26	0.6	55	1.1	59	1.2

Uruguay	40	0.8	73	1.4	23	0.5	7	0.2	0	0.0

Venezuela	20	0.4	52	1.0	25	0.5	40	0.8	242	5.1

Other	11	0.2	26	0.5	0	0.0	0	0.0	0	0.0

Total	$5,285	100.0	$5,120	100.0	$4,594	100.0	$4,927	100.0	$4,734	100.0

         The above table does not include the Bank’s outstanding selected investment securities net of impairment loss (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell, letter of credit confirmations, customer liabilities under bankers’ acceptances and guarantees, each issued to, or issued by, borrowers in the Region, which totaled $1,663 million at December 31, 2001, and were distributed as of December 31, 2001 as follows: Argentina: $310 million; Brazil: $449 million; Chile: $1 million; Colombia: $56 million; Costa Rica: $2 million; the Dominican Republic: $46 million; Ecuador: $81 million; El Salvador: $42 million; Guatemala: $6 million; Jamaica: $12 million; Mexico: $229 million; Nicaragua: $6 million; Panama: $38 million; Peru: $51 million; Venezuela: $31 million; and Other: $303 million.

         At December 31, 2001, the outstanding balance of medium and long-term loans (long-term loans being defined as having a term to maturity greater than five years) was $2,148 million, which was distributed as follows: Argentina: $480 million; Bolivia: $1 million; Brazil: $945 million; Chile: $18 million; Colombia: $88 million; Costa Rica: $8 million; the Dominican Republic: $70 million; Mexico: $312 million; Nicaragua: $2 million; Panama: $20 million; Peru: $47 million; and Venezuela: $157 million.

         At December 31, 2001, approximately 86% of the aggregate outstanding principal amount of the Bank’s loans was made to borrowers in five countries: Brazil (approximately 43%), Mexico (approximately 18%), Argentina (approximately 17%), Venezuela (approximately 5%), and the Dominican Republic (approximately 4%). In addition, at December 31, 2001, 24% of the Bank’s total loans were to seven borrowers in Brazil and 15% of the Bank’s total loans were to seven borrowers in Mexico.

Loans by Type of Borrower

         The following table sets forth the amounts of the Bank’s loans by type of borrower in the Region at December 31 of each year set forth below:

	At December 31,

	1997	1998	1999	2000	2001

	(in millions)

Private sector commercial banks	$3,360	$2,967	$2,604	$2,503	$2,337

State-owned commercial banks	470	806	833	850	693

Central banks	344	445	328	249	216

State-owned exporting organizations	417	360	379	378	424

Private corporations	694	542	450	947	1,064

Total	$5,285	$5,120	$4,594	$4,927	$4,734

Securities Purchased under Agreements to Resell

         The Bank purchases securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. The purchased securities generally consist of U.S. Treasury and other debt securities. At December 31, 2001, securities purchased under agreements to resell with counterparties in Argentina had a carrying value of $291.9 million, all of which were fully secured with U.S Treasury securities and, in accordance with market practice, had the additional coverage of a margin call in cash. At December 31, 2001, the term to maturity of these agreements did not exceed 30 days and the interest payments were current. The outstanding balance of these instruments at June 21, 2002 was $152.3 million.

Investments

         The Bank’s investments primarily consist of securities held to maturity and securities available for sale. The Bank’s treasury investment policy contemplates the purchase of investment grade securities (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) having maturities of up to three years.

         The Bank has classified under investments certain securities which do not adhere to the Bank’s treasury investment policy, such as bonds and floating rate notes that were bought as part of its credit portfolio lending policy and which are subject to the same credit approval criteria as the rest of the credit portfolio. At December 31, 2001, these securities represented 98% of total investments. The Bank has classified as “securities available for sale” certain debt instruments, such as negotiable commercial paper, certificates of deposit, bonds and floating rate notes. The Bank buys these securities with the intention of selling them in the future.

         The following table sets forth information regarding the carrying value of the Bank’s investment portfolio at December 31 of each year set forth below:

	At December 31,

	1999	2000	2001

	(in thousands)

Securities Held to Maturity

Bonds	$102,672	$234,271	$175,833

Floating rate notes	57,328	37,074	104,935

Commercial paper	14,816	46,672	—

Certificates of deposits	4,000	36,215	19,331

Treasury bills	—	19,514	29,713

Euro medium-term notes	—	11,713	—

Impaired floating rate notes	—	—	8,089

Total Securities Held to Maturity	$178,816	$385,459	$337,901

	At December 31,

	1999	2000	2001

	(in thousands)
Securities Available for Sale

Bonds	—	$10,000	$21,433

Certificate of deposits	—	—	764

Impaired bonds	—	—	2,000

Total Securities Available for Sale	$0	$10,000	$24,197

Total Investment Securities	$178,816	$395,459	$362,098

         At December 31, 2001, the total carrying value of investment securities is net of an impairment loss of $40.4 million, which was charged to operations, resulting primarily from the impairment of Argentine securities that were purchased under the Bank’s credit portfolio lending policy. See “– Asset Quality and – Impaired Assets.”

         At December 31, 1999 and 2000, the Bank’s New York Agency had pledged certificates of deposit with the State of New York Banking Department, as required by law, with a carrying value of $4.0 million and $3.5 million, respectively. At December 31, 2001 the pledged certificates of deposit had an outstanding balance of $6.0 million. At December 31, 2001, the Bank’s investment portfolio had a weighted average maturity of approximately one year and one month and a weighted average interest rate of 6.95% per annum.

Total Outstandings by Country

         The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, including cash and due from banks, interest-bearing deposits in other banks, investment securities net of impairment loss and loans (collectively “Cross-Border Outstandings”) at December 31 of each year set forth below:

	At December 31,

	1999		2000		2001

		% of Total		% of Total		% of Total
	Amount	Outstandings	Amount	Outstandings	Amount	Outstandings

	(in millions, except percentages)

Argentina	$1,012	19.6	$1,225	21.7	$884	14.9

Austria	5	0.0	0	0.0	55	0.9

Bahrain	0	0.0	0	0.0	15	0.3

Belgium	40	0.8	20	0.4	15	0.3

Bolivia	62	1.2	20	0.4	26	0.4

Brasil	1,654	32.1	1,981	35.1	2,096	35.3

Canada	27	0.5	0	0.0	0	0.0

Chile	81	1.6	88	1.6	112	1.9

Colombia	207	4.0	142	2.5	163	2.7

Costa Rica	23	0.4	24	0.4	67	1.1

Denmark	75	1.5	10	0.2	15	0.3

Dominican Republic	57	1.1	103	1.8	176	3.0

Ecuador	54	1.0	67	1.2	14	0.2

El Salvador	24	0.5	40	0.7	34	0.6

Finland	0	0.0	0	0.0	25	0.4

France	55	1.1	36	0.6	40	0.7

Germany	0	0.0	80	1.4	120	2.0

Guatemala	19	0.4	38	0.7	28	0.5

Ireland	0	0.0	0	0.0	20	0.3

Italy	20	0.4	10	0.2	35	0.6

Japan	0	0.0	20	0.4	30	0.5

Mexico	1,123	21.8	1,142	20.3	934	15.7

	At December 31,

	1999		2000		2001

		% of Total		% of Total		% of Total
	Amount	Outstandings	Amount	Outstandings	Amount	Outstandings

	(in millions, except percentages)

Nicaragua	33	0.6	25	0.4	38	0.6

Panama	120	2.3	123	2.2	58	1.0

Peru	199	3.9	192	3.4	120	2.0

Portugal	15	0.3	25	0.4	40	0.7

Spain	40	0.8	10	0.2	0	0.0

Sweden	20	0.4	28	0.5	30	0.5

The Netherlands	8	0.2	0	0.0	30	0.5

Trinidad y Tobago	26	0.5	55	1.0	59	1.0

United Kingdom	40	0.8	20	0.4	32	0.5

United States	61	1.2	34	0.6	338	5.7

Uruguay	23	0.5	7	0.1	0	0.0

Venezuela	27	0.5	43	0.8	273	4.6

Other (1)	10	0.3	28	0.4	18	0.3

Total	$5,160	100.0	$5,636	100.0	$5,940	100.0

(1)	Other consists of Cross-Border Outstandings to countries in which Cross-Border Outstandings did not exceed $10 million for any of the periods indicated above.

         The following table sets forth the amount of the Bank’s Cross-Border Outstandings by type of institution at December 31 for each of the years set forth below:

	At December 31,

	1999	2000	2001

	(in millions)

Private sector commercial banks	$2,984	$2,914	$2,880

State-owned commercial banks	901	910	1,092

Central banks	427	354	286

State-owned exporting organizations	393	395	473

Private corporations	455	1,063	1,210

Total	$5,161	$5,636	$5,940

Letters of Credit, Guarantees and Customer Liabilities under Acceptances

         Letters of credit, guarantees and customer liabilities under acceptances are considered part of the credit portfolio because the Bank applies the same credit standards used in its lending process in its evaluation of these instruments. At December 31, 2001, total letters of credit, guarantees and customer liabilities under acceptances amounted to $911 million, which represented 14% of the Bank’s total credit portfolio.

         The Bank advises and confirms letters of credit to facilitate internal and external regional trade transactions. The Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency. However, in a few cases, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. At December 31, 2001, total stand-by letters of credit and guarantees representing country risk coverage amounted to $223 million, of which $31 million represented Argentine country risk exposure.

Asset Quality

         Since the commencement of the Bank’s operations in 1979 through December 31, 2001, the Bank has had charge-offs totaling $77 million. Impaired assets constituted 0.45%, 0.28% and 1.4% of the total credit portfolio of the Bank at December 31, 1999, 2000 and 2001, respectively. At May 31, 2002, impaired assets comprised 3.1% of the total credit portfolio, almost all of which constituted Argentine exposure.

         Although the Bank is exposed to the types of problems that are currently affecting Argentina, the Bank attributes its asset quality to the trade-related nature of its loan portfolio (loans plus selected investments); the composition of its client base, which consists primarily of commercial banks, central banks, state-owned institutions and top tier private corporations; the importance that governments and borrowers in the Region attach to maintaining their continuing access to trade financing; and the Bank’s strict adherence to commercial criteria in its credit activities. The Bank has developed an in-depth knowledge of and relationship with its client base throughout its 23 years of operations in the Region, which allows it to continue to further enhance its risk management process.

         The management of the Bank reviews a report of all loan delinquencies on a daily basis. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually with the involvement of senior management.

Impaired Assets

         Loans are identified as impaired and placed on non-accrual status when any payment of principal or interest is over 90 days past due or earlier if the Bank’s management determines that the ultimate collection of principal or interest is doubtful. In all cases, if a borrower has more than one loan outstanding under its line of credit with the Bank and any of its individual loans is placed on non-accrual status, the Bank places all outstanding loans to that borrower on non-accrual status. In the same manner, if a single note of a loan is placed on non-accrual status, the remaining notes under that loan are placed on non-accrual status as well. Securities that experience a decline in value, which is deemed other than temporary, are classified as impaired.

         The following table sets forth information regarding the Bank’s impaired assets at the dates indicated below.

	At December 31,

	1997	1998	1999	2000	2001

	(in thousands, except percentages)

Impaired loans	—	—	$23,786	$14,724	$77,061

Allocation from the allowance for loan losses:			23,786	9,326	22,895

Impaired loans as a percentage of total loan portfolio	—	—	0.53%	0.30%	1.69%

Impaired securities	—	—	15,000	9,750	50,444

Impairment loss on securities	—	—	11,325	6,075	40,356

Estimated fair value of impaired securities	—	—	$3,675	$3,675	$10,089

Impaired assets as a percentage of total assets	—	—	0.53%	0.33%	1.47%

Impaired loans

         Total impaired loans were $77.1 million at December 31, 2001 compared to $14.7 and $23.8 million at December 31, 2000 and 1999, respectively.

         On April 1, 1999, the Bank identified several impaired loans totaling $13 million to a Mexican corporation that had experienced liquidity problems. On June 1, 1999, the Bank identified several impaired loans totaling $11 million to an Argentine bank. During the second quarter of 1999, the Bank received a payment of $1.6 million relating to an impaired loan. During the third quarter of 1999, the Bank identified impaired loans for $6.3 million to a Canadian company and then charged off its total exposure of $6.3 million to this Canadian company during the fourth quarter of 1999. Also during the fourth quarter of 1999, the Bank identified impaired loans totaling $2.0 million and received a payment of $0.7 million relating to an impaired loan, bringing the balance of impaired loans to $23.8 million at December 31, 1999.

         During the first quarter of 2000, the Bank received a payment of $1.9 million relating to an impaired loan. During the second quarter of 2000, the Bank identified impaired loans totaling $4.3 million to an Ecuadorian bank and $4.1 million to an Argentine corporation. Also during this period, the Bank received a payment of $0.3 million relating to an impaired loan. During the third quarter of 2000, the Bank identified impaired loans totaling $1.6 million to a Nicaraguan bank. During the fourth quarter of 2000 the Bank identified impaired loans totaling $4.4 million to a Peruvian bank and then charged-off its total exposure of $11.4 million and $4.1 million to a Mexican corporation and an Argentine corporation, respectively, previously classified as impaired. Also during the fourth quarter of 2000 the Bank received payments of $1.7 million relating to impaired loans, bringing the balance of impaired loans to $14.7 million at December 31, 2000.

         During 2001, the Bank charged-off an impaired loan of $10.3 million to an Argentine bank and an additional $ 0.1 million was recovered on a bank loan charged-off in 1998. At December 31, 2001, loans to an Argentine bank, a Mexican corporation and an Argentine corporation were identified as impaired, making a total of $77.1 million.

         The Bank had no other material non-accruing loans and no other material troubled debt restructuring at any of the dates indicated in the above table, except for loans totaling $7.8 million to an Ecuadorian financial institution, $1.5 million to a Mexican corporation, and $33.8 million to four institutions in Argentina, all of which are classified as criticized loans. Management does not believe that there is a material amount of loans not included in this Annual Report with respect to which it has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which may result in such loans becoming non-accruing loans, except for the Bank’s total exposure in Argentina which, given current market conditions, the Bank expects will have to be renegotiated and restructured. See “Key Information – Risk Factors – Regional Economic Conditions.”

Impaired Securities

         During the third quarter of 1997, the Bank entered into a series of put option contracts providing for guarantees to a counterparty with respect to certain assets with an aggregate face value of $221.4 million. At certain specified exercise dates, or if an event of default occurs, the counterparty has the right to sell an underlying asset to the Bank generally at par, if the market yield on the underlying asset exceeds the strike yield under the contract. The underlying assets consist of debt issued by several sovereign borrowers in the Region. From 1998 through 2000, the counterparty exercised put options in the amount of $96.4 million, under which the Bank purchased the underlying assets (generally at par) and booked them as investments held to maturity at their respective market values. At December 31, 1999, 2000 and 2001, the notional value of the remaining options was $150 million, $100 million and $100 million, respectively.

         Of the options exercised in 1999, an underlying asset for $15 million represented defaulted bonds. These defaulted bonds were booked at their market value of $3.7 million, and the balance was charged-off against the Bank’s allowance for guarantees. These defaulted bonds were sold in 2001. At December 31, 2001, the Bank identified impaired securities of $50 million from two Argentine banks and charged an impairment loss of $40.4 million to earnings relating thereto. As of June 21, 2002, no losses have been charged to earnings as a result of impaired securities in 2002.

Allowance for Credit Losses

         The allowance for credit losses covers the credit risk on loans and contingencies. This allowance for credit losses is maintained at a level that is adequate in management’s judgment to provide for estimated probable credit losses inherent in various on and off balance sheet financial instruments, based upon the following factors: (i) the economic conditions in the countries of the Region in which the Bank lends and the potential impact of these economic conditions on foreign exchange availability and the trade related economic sectors in these countries; (ii) the Region’s volatility and vulnerability to external factors; (iii) the nature and characteristics of the Bank’s loan portfolio, which is primarily unsecured and contains some large loans and significant country concentrations; and (iv) the size of the Bank’s credit portfolio.

         In estimating losses on impaired loans the Bank’s management considers a number of variables including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan and the fair value of the collateral.

         In addition, the Bank maintains credit loss reserves for probable losses on the entire credit portfolio of the Bank net of impaired credits. On a quarterly basis, the Bank estimates probable credit losses using a provisioning matrix model which differentiates risk into three categories: country risk, borrower risk and transaction type risk, and aggregates the sum of these factors. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For borrower risk, the Bank uses the probability of default matrix of a well-known rating agency. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a short-term trade transaction or otherwise. This model is a tool to estimate and validate the levels of reserves required, since it does not take into account all variables affecting asset quality. Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, and then adjusts the level of required reserves accordingly as of the end of each quarterly period.

         During the fourth quarter of 1999, in accordance with current accounting practices, the Bank changed the apportionment and presentation of the allowance for credit losses by dividing such losses into three components:

(1) An allowance for loan losses (reported as a deduction from loans);

(2) An allowance for losses on off-balance sheet credit risk (reported in other liabilities); and

(3) An allowance for losses on guarantees (reported in other liabilities).

         However, on January 1, 2001, as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated. See “Allowance for Losses on Guarantees” below.

         The following table sets forth information regarding the Bank’s allowance for possible credit losses with respect to total credits outstanding at the dates indicated.

	At December 31,

	1997	1998	1999	2000	2001

	(in thousands, except percentages)

Components of the allowance for credit losses

Allowance for loan losses

Balance at beginning of the year	$100,836	$116,256	$108,753	$117,670	$110,388

Provision	15,600	11,200	14,700	8,000	77,144

Recoveries	—	428	531	307	286

Loans charged-off	(180)	(19,131)	(6,314)	(15,589)	(10,334)

Balance at the end of the year	$116,256	$108,753	$117,670	$110,388	$177,484

Allowance for losses on off-balance sheet risk:

	At December 31,

	1997	1998	1999	2000	2001

	(in thousands, except percentages)

Balance at beginning of the year	—	—	$—	$6,000	$17,200

Provision	—	—	6,000	11,200	—

Balance at end of the year	0	0	$6,000	$17,200	$17,200

Allowance for losses on guarantees (potential credit and market losses on options)

Balance at beginning of the year	$—	$5,008	$18,416	$6,838	$5,025

Provision charged to expenses	5,008	15,534	—	—	—

Reclassification due to SFAS 133 adoption	—	—	—	—	(5,025)

Guarantees charged-off	—	(2,126)	(11,578)	(1,813)	—

Balance at the end of the year	$5,008	$18,416	$6,838	$5,025	$0

Allowance for credit losses to total credit portfolio	1.7%	1.6%	2.0%	2.0%	3.0%

         Management believes that the Bank’s reserve level should reflect the potential for political and economic instability in countries in the Region and economic cycles. The recent events in Argentina provide an example of the potential for economic instability in the Region and the need to maintain reserves at a conservative level. Given the Bank’s large exposure to borrowers in a number of countries in the Region with the potential for economic and/or political instability and their high dependency on external capital, the Bank believes that its policy regarding the allowance for credit losses is appropriate. See “ – Loans by Country.” The determination of the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. Accordingly, there is no assurance that the Bank’s current level of reserves will prove to be adequate in light of current and future events, particularly in Argentina. As of December 31, 2001, the total allowance for credit losses was $195 million, reflecting additional provisions taken in 2001 of $77.1 million, compared to $19.2 million in 2000. This allowance includes $113.9 million corresponding to Argentina, of which $23.9 million represents reserves for specific Argentine loans. The Bank’s Board of Directors has determined to further increase the allowance for credit losses and impairment losses on securities as of June 30, 2002 to approximately $510 million, of which approximately $420 million will relate to its Argentine portfolio.

         The Bank does not have a rigid charge-off policy, but instead charges-off loans on a case-by-case basis as determined by management and as approved by the Board of Directors. See Notes 6 and 7 of the Notes to the Consolidated Financial Statements.

Allowance for Losses on Guarantees

         During the third quarter of 1997, the Bank entered into a series of put option contracts providing for guarantees to a counterparty with respect to certain assets with an aggregate face value of $221.4 million. At certain specified exercise dates, or in the event of default, the counterparty has the right to sell an underlying asset to the Bank (generally at par), if the market yield on the underlying asset exceeds the strike yield set forth in the contract. The underlying assets consist of debt issued by several sovereign borrowers in the Region.

         During the fourth quarter of 1997, the Bank established a $5 million allowance for potential credit and market value losses in connection with these put option contracts. During 1998, the Bank charged-off $2.1 million for put options exercised, which reflected the difference between the market price and the par value of assets bought under these put option contracts. The Bank also added $15.5 million to the allowance for losses on guarantees during 1998, bringing the accumulated allowance for losses on guarantees to $18.4 million at December 31, 1998. In 1999 and 2000, the Bank’s counterparty exercised options in the amount of $45 million and $50 million, respectively, under which the Bank purchased the underlying assets generally at par and booked them as investments held to maturity at their respective market values. At December 31, 1999, 2000 and 2001, the notional value of the remaining options was $150, $100 and $100 million, respectively. At December 31, 2001, the underlying assets relating to these options consisted of bonds issued by sovereign entities, of which 75% were issued by Mexico and 25% by Colombia. As of December 31, 2001, the average remaining exercise period of the options was approximately eight months. At this time the Bank is unsure whether further losses on these option contracts will be incurred as such losses would depend primarily on changes in the market value of the underlying assets relating thereto.

         The balance of the allowance for losses on guarantees at December 31, 2000 and 1999 was $5.0 million and $6.8 million, respectively. On January 1, 2001, as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated and the balance of $5.0 million was applied to cover the fair market valuation of the remaining options at that date. See Note 7 (Allowance for Credit Losses) of the Consolidated Financial Statements.

Revenues Per Country

         The following table sets forth information regarding the Bank’s approximate net revenues per country at the dates indicated below, with net revenues calculated as the sum of net interest income, net commission income, gains on sale of securities available for sale and other income.

	At December 31,

	1999	2000	2001

	(in millions)

Argentina	$21.5	$26.0	$32.8

Bolivia	1.4	1.1	0.6

Brasil	59.6	51.6	47.8

Chile	1.1	1.5	1.6

Colombia	3.1	3.2	3.6

Costa Rica	0.6	0.8	1.1

Dominican Republic	2.7	3.8	5.3

Ecuador	3.4	3.2	3.3

El Salvador	0.7	2.0	1.2

Guatemala	0.4	0.9	1.3

Honduras	0.2	0.1	0.1

Jamaica	0.6	0.6	0.5

Mexico	24.7	28.4	22.3

Nicaragua	1.3	2.0	1.6

Panama	2.9	3.6	2.5

Paraguay	0.1	0.1	0.0

Peru	9.1	6.2	4.5

Trinidad & Tobago	0.8	1.0	1.5

Uruguay	0.9	0.2	0.1

Venezuela	1.3	0.8	3.2

Other	2.0	0.4	3.0

Total	$138.4	$137.5	$137.9

Competition

         The Bank operates in a highly competitive environment in most of its markets. Management recognizes that the Bank needs to continue to invest and adapt to remain competitive. The Bank faces strong competition in making loans, in attracting deposits and in providing fee-generating services. The Bank’s competition in making loans comes principally from regional and international banks. Financial desintermediation by the securities market and specialized finance companies is another factor that represents competition to the Bank’s lending activity. Whenever economic conditions and risk perception improve in the largest countries of the Region, the competition from commercial banks, the securities markets and other new players increases accordingly. This competition may have the effect of reducing the spreads of the Bank’s lending rates over its cost of funds and constraining the Bank’s profitability in the future. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services.

         The Bank believes that most of the competition it faces in the trade financing area and within the markets served by the Bank is from over one hundred international banks, mostly European and North American, which provide similar financing services. Although these international banks compete with the Bank, they are also providers of funding for the Bank and represent a source of business for the Bank. The Bank participates in transactions arranged by international banks, engages in co-financing with international and local banks to lend to borrowers in the Region, and sells loans and risk participations to international and local banks. Most of these international banks provide credit facilities to the Bank to finance the Bank’s trade finance activity. The Bank also lends to branches or subsidiaries of certain international banks in the Region. At December 31, 2001, loans to international banks represented approximately 19% of the Bank’s total loans. Furthermore, the Bank provides country risk coverage to branches of certain international banks that want to increase their activity in the Region, but cannot increase cross-border risks.

         The Bank believes that competition also comes from investment banks and the securities markets, which provides liquidity to the financial systems in certain countries in the Region as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of competitive pricing in financing trade-related transactions. The Bank believes that it continues to possess a competitive advantage in that it enables its customer banks to meet their clients’ financing needs, but does not compete directly with these banks for the business of their clients. Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing. The Bank believes that it is an important source of trade finance to many of its clients. The Bank also believes that its operating efficiencies and business focus constitute important competitive advantages in certain markets.

         The trade financing business is also subject to changes. Increased open account exports and new financing requirements from multinational corporations are putting more pressure on the way banks traditionally intermediate foreign trade financing. The Bank cannot predict with certainty the changes that may occur and affect the competitiveness of its businesses. Although the Bank has undertaken several initiatives to adapt to and benefit from these changes, it is possible that competition with the Bank’s products will, in the future, reduce demand for the Bank’s services. If this were to occur, the Bank may be required to take steps to further adapt to the changing competitive environment.

         Consolidation in the banking systems of the markets in which the Bank operates could potentially affect the competitive environment in these markets. The consolidation process in most countries of the Region has reduced the number of client banks that the Bank can work with. The acquisition of local banks by large international banks in the local markets of the Region may also change the competitive environment. The Bank cannot predict with certainty the extent to which these changes in the banking industry may occur or the success that they may achieve. Although the Bank currently has a strong position in each of its market segments and is undertaking several initiatives to adapt, these changes in the business and in the markets of this Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources and its ability to develop and diversify its sources of income. See “—Credit Portfolio and Lending Policies, —Loan Portfolio—Investments and —Letters of Credit, Guarantees and Customer Liabilities under Acceptances.”

Regulation

General

         The Superintendence of Banks of Panama (the “Superintendence of Banks”) regulates, supervises and examines BLADEX. In addition, BLADEX Cayman is regulated, supervised and examined by government authorities in the Cayman Islands, and the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board. BLADEX Cayman and the New York Agency held

$371 million and $368 million in assets, respectively, at December 31, 2001. The regulation of the Bank and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from the regulation generally imposed on banks in the United States by federal and state regulatory authorities.

Panamanian Law

         On February 26, 1998, Panama adopted Decree-Law No. 9 (the “Banking Law”), which is a comprehensive revision and restatement of the banking legislation in Panama. The Banking Law took effect on June 12, 1998.

         BLADEX operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendence of Banks, and is subject to supervision and examination by the Superintendence of Banks. Banks operating under a General Banking License (“General License Banks”) are entitled to engage in all aspects of the business of banking in Panama, including accepting local and offshore deposits as well as entering into banking transactions in Panama that may have an economic impact outside of Panama.

         General License Banks must have a paid-in capital of not less than $10 million. Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (Tier 1 capital) is comprised of paid-in capital, declared reserves and retained earnings while secondary capital (Tier 2 capital) includes undeclared reserves, reevaluations reserves, general reserves for losses, certain hybrid debt capital instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendence of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth in the Basle Accord become more stringent, in order to comply with such new international standards.

         General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendence of Banks. In addition, General License Banks are required to maintain local assets in Panama in an amount not less than 85% of the deposits received from entities in Panama.

         Regulations regarding interest rate ceilings provided for in the prior banking law have been abolished by the Banking Law. Currently, banks in Panama can freely fix the amount of interest to be charged on their loans and with respect to operations. Banks in Panama are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar financial institutions are immune from any attachment or seizure proceedings.

         Pursuant to the Banking Law, no bank in Panama may make loans or issue guarantees or any other obligations, to any one person or a group of related persons in excess of 25% of the Bank’s total capital; provided that, for Panamanian banks (i) whose shares are owned by governmental institutions and private institutions, (ii) whose principal office is located in Panama, and (iii) whose main line of business is lending to other banks (“Exempted Banks”), the foregoing lending limit is 30%. BLADEX is an “Exempted Bank.” Although the Bank’s anticipated increase in the allowance for credit losses and impairment losses on securities will cause the Bank to exceed this 30% limitation in certain instances, based upon discussions with the Superintendence of Banks, the Bank’s management expects to receive a waiver of this requirement with respect to existing credits.

         Under the Banking Law, a bank may not make loans or issue guarantees or any other obligations that are in (i) excess of 5% of its total capital, in the case of unsecured transactions, (ii) excess of 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (iii) excess of 50% of its total capital, in the case of loans secured by deposits in the bank to (a) any one or more of the Bank’s directors, (b) to any shareholder of the bank who directly or indirectly owns 5% or more of the outstanding and issued capital stock of the bank, (c) to any company of which one or more of the Bank’s directors is a director or officer or where one or more of the Bank’s directors is a guarantor of the loan or credit facility, (d) to any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) to any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of such company or entity or (f) to managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendence of Banks has the power to allow Exempted Banks not to take into consideration loans granted to other banks for purposes of determining compliance with the above lending limits, provided that certain conditions of transparency and independence are met, as prescribed under the Banking Law.

         The Banking Law contains further limitations and restrictions with respect to loans and credit facilities to parties related to the lending banks. For instance, under the Banking Law, all loans made to managers, officers, employees or shareholders who are owners of 5% or more of the lending Bank’s outstanding and issued capital stock shall be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions. In addition, shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by such bank.

         In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (i) a requirement that a bank must notify the Superintendence of Banks before opening a branch or office in Panama and obtain approval from the Superintendence of Banks before opening a branch or subsidiary outside Panama and (ii) a requirement that a bank obtain approval from the Superintendence of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets.

         The Banking Law provides that banks in Panama are subject to inspection by the Superintendence of Banks, which must take place at least once every two years. Such supervisory powers of the Superintendence of Banks also extend to a bank’s subsidiaries and branches. BLADEX was last inspected in 2001 by the Superintendence of Banks. The result of the inspection was fully satisfactory. BLADEX is required to file monthly balance sheets and related financial statements with the Superintendence of Banks. Additionally, banks are required to file with the Superintendence of Banks quarterly and annual statements indicating the performance of their credit facilities and other reports and information, as prescribed by the Superintendence of Banks. In addition, banks are required to make available for inspection their accounting records, minutes, reports on cash on hand, securities, receipts, and any other reports or documents that are necessary for the Superintendence of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendence of Banks for violations of Panamanian banking laws and regulations. The Bank has advised the Superintendence of Banks of its recent decision to increase its allowance for credit losses in connection with its exposure to Argentina and to formulate a recapitalization plan and will continue to keep the Superintendence of Banks advised of further developments with respect to its Argentine credit portfolio and the progress of its recapitalization plan.

         Under the Banking Law, the Superintendence of Banks may order the reorganization of a bank when it considers this course of action to be in the best interests of the depositors, and to guarantee the solvency and continuity of such bank. The Superintendence of Banks is given broad powers to reorganize a bank. The Superintendence of Banks may request the shareholders of a bank to pay in additional capital or authorize the issuance of new shares and the sale of such shares to third parties at prices pre-determined by the Superintendence of Banks. Furthermore, the Superintendence of Banks may recommend fundamental restructuring schemes, including merger or consolidation with other banks, negotiation of bridge loans, sale or partial liquidation of assets and granting of security interests in connection with such reorganization plans. Ultimately, if the reorganization of the applicable bank fails, the Superintendence of Banks may begin the liquidation process.

         The Banking Law has established an annual supervisory charge to be paid by General License Banks equal to $30,000 plus $35.00 per $1 million in assets, with the latter amount being limited to a maximum charge of $100,000. The total amount due in this regard by BLADEX for the year 2001 was $130,000.

Cayman Islands Law

         BLADEX Cayman was registered on September 8, 1987, under The Companies Law (1985 Revision) of the Cayman Islands. BLADEX Cayman is the holder of a category “B” banking license issued under the Banks and Trust Companies Law (2001 Second Revision) of the Cayman Islands (the “Banks and Trust Companies Law”). As the holder of a category “B” banking license, BLADEX Cayman is licensed to carry on all kinds of banking business in any part of the world other than the Cayman Islands, subject to the restrictions set forth in Section 6 of the Banks and Trust Companies Law, which restricts the holder of a category “B” banking license from taking deposits from persons resident in the Cayman Islands or investing in any asset representing a claim on any person resident in the Cayman Islands, subject to certain exceptions in respect of, inter alia, exempted or ordinary non-resident companies and other licensees.

         Banks and trust companies in the Cayman Islands must be licensed under the Banks and Trust Companies Law. Such license applications are processed by the Cayman Islands Monetary Authority. Currently, there are approximately 399 banks licensed in the Cayman Islands, of which approximately 88 have a physical presence in the Cayman Islands. Licensed banks are regulated by the Cayman Islands Monetary Authority. The Governor-in-Council and the Managing Director of the Cayman Islands Monetary Authority have wide powers under the Banks and Trust Companies Law to investigate the activities and review the banking practices of licensees, and to protect the interests of depositors. The Cayman Islands Monetary Authority examines the affairs and business of licensees through examination of audited and unaudited financial statements and other regular returns, or in any other manner, for the purpose of ensuring compliance with the Banks and Trust Companies Law. The Governor-in-Council has power to grant and revoke licenses, impose conditions upon a licensee, appoint advisers to licensees and appoint a receiver or manager of a licensee, though these functions are in the process of being transferred to the Cayman Islands Monetary Authority.

         The International Convergence of Capital Measurement and Capital Standards established by the Basle Committee on Banking Regulations and Supervisory Practices have been adopted by the Cayman Islands Monetary Authority. The registered office of BLADEX Cayman is at the UBS House, P.O. Box 1989, Elgin Avenue, George Town, Grand Cayman, Cayman Islands, British West Indies.

United States

         New York State Law. The New York Agency, established in 1989, is licensed by the Superintendent of Banks of the State of New York (the “Superintendent”) under the New York Banking Law. The New York Agency is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. In this regard, New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to deposit-taking activities.

         The Superintendent is empowered by law to require any agency of a foreign bank to maintain in New York specified assets equal to a percentage of the agency’s liabilities, as the Superintendent may designate. At present, the Superintendent has set this percentage at the greater of 5% of the New York Agency’s total assets or 1% of the consolidated total assets of the New York Agency and New York I.B.F. (International Banking Facility) or $1.0 million, although specific asset maintenance requirements may be imposed upon individual agencies of foreign banks on a case-by-case basis. No such special requirement has been prescribed for the New York Agency.

         The Superintendent is authorized to take possession of the business and property of a New York agency of a foreign bank whenever an event occurs that would permit the Superintendent to take possession of the business and property of a state-chartered bank. These events include the violation of any law, unsafe business practices, an impairment of capital, and the suspension of payments of obligations. In liquidating or dealing with an agency’s business after taking possession of the agency, the New York Banking Law provides that the claims of creditors which arose out of transactions with the agency are granted a priority with respect to the agency’s assets over other creditors of the foreign bank.

         Federal Law. In addition to being subject to New York State laws and regulations, the New York Agency is subject to federal regulations, primarily under the International Banking Act of 1978 (the “IBA”). The IBA generally extends federal banking supervision and regulation to the United States offices of foreign banks. Under the IBA, the United States branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency is also subject to reporting and examination requirements imposed by the Federal Reserve Board similar to those imposed on domestic banks that are members of the Federal Reserve System. In this regard, the Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”) has amended the IBA to enhance the authority of the Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA has expanded the Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

         In addition, under the FBSEA, state-licensed branches and agencies of foreign banks may not engage in any activity that is not permissible for a “federal branch” (i.e., a branch of a foreign bank licensed by the federal government through the Office of the Comptroller of the Currency of the Treasury Department (“OCC”), rather than by a state), unless the Federal Reserve Board has determined that such activity is consistent with sound banking practices. The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a United States bank holding company. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it has qualified and registered with the Federal Reserve Board to be a “financial holding company” (“FHC”). As of the date hereof, BLADEX has not registered with the Federal Reserve Board as an FHC.

         The New York Agency does not engage in retail deposit-taking in the United States, and deposits with the New York Agency are not insured by the Federal Deposit Insurance Corporation (“FDIC”). Under the FBSEA, the New York Agency may not obtain FDIC insurance and generally may not accept deposits of less than $100,000.

Organizational Structure

         See “– History and Development of the Company.”

Property, Plant and Equipment

         The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which were completed in 1983. The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site in the banking district of the city. During 1997, the Bank expanded its principal office space to accommodate the Bank’s existing growth. In early 1999, the Bank rented office space in a nearby building, expanding its office space by 622 square meters. In addition, the Bank leases the following office space: (i) 150 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (ii) 149 square meters for BLADEX Representacao Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, and (iii) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico. Prior to the attack on New York’s World Trade Center on September 11, 2001, the Bank leased 967 square meters of office space for its New York Agency and BLADEX Securities, LLC at One World Trade Center, Suite No. 3227, New York City. On October 1, 2001, the Bank began leasing 678 square meters of office space for its New York operations, including the New York Agency and BLADEX Securities, LLC, at 641

Lexington Avenue, 32nd Floor, New York, NY 10022. See also Note 8 of the Notes to the Consolidated Financial Statements.

Item 5. Operating and Financial Review and Prospects

Operating Results

         The Bank derives its income principally from net interest income and, to a lesser extent, from fee income. Net interest income (the difference between the interest income the Bank receives on interest-earning assets and the interest it pays on interest-bearing liabilities) is generated mostly by the Bank’s lending activities. Fee income is generated by the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, loan origination and sales and, to a lesser extent, foreign exchange activities.

         Although inflation rates in the Region remained in the single digits during 1999, fears of inflation resulting from currency devaluation, among other factors, lead to increases in interest rates, which caused recessionary pressures in many of the countries in the Region. The economic slowdown in a majority of the Bank’s target markets affected trade flows and the demand for credit, which contributed to the decline in the Bank’s credit portfolio in 1999. However, the recessionary environment also negatively affected financial markets’ risk perception of the Region and as a result the Bank benefited from improved lending margins.

         In 2000, economic recovery in several of the Bank’s target markets was much slower than expected. Business opportunities for the Bank were adversely affected by political and fiscal events, which diminished the economic stability of some countries in its market. At the same time, improved sentiment in financial markets towards the Region, particularly towards its largest markets, contributed to an increase in the availability of credit, which put pressure on lending margins.

         The operating environment in the Latin American region deteriorated throughout 2001. This increased the risk perception of the Region and contributed directly to a less successful performance by the Bank than expected. The events of September 11 and their aftermath worsened already deteriorating economic conditions worldwide. The prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence therein resulted in a profound crisis which forced the Argentine government to adopt stringent measures and had an impact on the Bank’s Argentine portfolio at the end of the year. These factors resulted in the Bank making an approximately $77 million provision for credit losses and recognizing an approximately $40 million impairment loss on securities in 2001 which reduced net income dramatically compared to 2000. See also “Key Information – Risk Factors – Regional Economic Conditions.”

         The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated below.

	At and For the Year Ended December 31,

	1999	2000	2001

	(in thousands, except per share
	amounts and percentages)

Total interest income	$368,934	$402,586	$378,454

Total interest expense	(256,236)	(289,916)	(259,683)

Net interest income	112,698	112,670	118,771

Provision for loan losses	(14,700)	(8,000)	(77,144)

Net interest income after provision for loan losses	97,998	104,670	41,627

Other income (expense):

Net commission income	25,480	24,742	13,691

Provision for losses on off balance sheet credit risk	(6,000)	(11,200)	—

Derivatives and hedging activities	—	—	7,379

Impairment loss on securities	—	—	(40,356)

	At and For the Year Ended December 31,

	1999	2000	2001

	(in thousands, except per share
	amounts and percentages)

Gains on sale of securities available for sale	—	—	4,798

Other income	193	89	654

Net other income (expense)	19,673	13,631	(13,834)

Total operating expenses	16,578	21,180	26,394

Net income before income tax and cumulative effect of accounting changes	101,093	97,121	1,399

Income tax	36	65	35

Net Income before cumulative effect of accounting changes	101,057	97,056	1,364

Cumulative effect on accounting changes	—	—	1,129

Net income	$101,057	$97,056	$2,494

Net income after preferred stock dividend per common share and after cumulative effect of accounting change	$4.95	$4.83	$0.06

Return on average assets after cumulative effect of accounting change	1.93%	1.92%	0.04%

Return on average common stockholders’ equity after cumulative effect of accounting change	15.68%	13.98%	0.16%

Return on average common stockholders’ equity and preferred stock after cumulative effect of accounting change	15.27%	13.65%	0.16%

Net Interest Income

         Net interest income, which constitutes the principal source of income for the Bank, increased from $112.7 million in 1999 and 2000 to $118.8 million in 2001. Net interest income in 2000 was almost the same as 1999 because lower interest earning assets and margins were offset by higher return on available capital funds due to higher interest rates in 2000 as compared to 1999. The increase in net interest income in 2001 was due primarily to the 17% growth of the average loan portfolio (loans and investment securities) and the positive effect of the interest rate gap. These factors were offset by lower average lending margins and lower interest income on available capital funds generated by a lower interest rate environment in 2001 as compared to 2000.

         The Bank believes that the most important factors that affect net interest income are operating net interest income, the effect of the interest rate gap, interest income on available capital funds and one-time interest income and adjustments. Operating net interest income consists of interest income generated by the Bank’s lending activities, which is the difference between average lending margins and the marginal cost of funds. Operating net interest income increased from $58.7 million in 2000 to $67.0 million in 2001, due to the 17% growth in the loan portfolio, which offset lower lending margins in 2001 as compared to 2000. The effect of the interest rate gap consists of interest income generated by the mismatch between the maturities of assets and the maturities of liabilities. The Bank’s short-term loan portfolio has an average life of 242 days and is priced based on the London Interbank Offered Rate (“LIBOR”) for periods corresponding to the individual loan maturities. A portion of these loans is funded by deposits, which have an average life of 78 days. As a result, deposits reprice faster than loans. In a declining interest rate environment, the Bank benefits from the effect of the interest rate gap. The Bank estimates that the effect of the interest rate gap during 2001 was the generation of $18.6 million of interest income as interest rates declined over 235 basis points in 2001. Interest income generated by available capital funds is sensitive to market interest rates, as capital funds are used to finance mostly short-term interest earning assets, which are priced based on LIBOR. During 2001, interest rates declined over 235 basis points in relation to 2000, resulting in $34.0 million of interest income generated on available capital funds, compared to $51.2 million in 2000. One-time interest income and adjustments include interest received on loans which have been classified as non-accruing and the reversal of accrued interest when assets are classified as non-accruing. The following table sets forth information regarding net interest income for the periods indicated below.

	For the Year Ended
	December 31,

	1999	2000	2001

	(in millions)

Operating net interest income	$72.8	$58.7	$67.0

Effect of interest rate gap	1.0	0.5	18.6

Interest income on available capital funds	39.7	51.3	34.0

One-time interest income and adjustments	(0.8)	2.2	(0.8)

Net interest income	$112.7	$112.7	$118.8

         In 2001, the net interest spread increased to 1.32% from 1.14% in 2000 and from 1.30% in 1999. The decrease in the net interest spread during 2000 in relation to 1999 was mostly attributable to lower lending margins. The increase in the net interest spread during 2001 in relation to 2000 was mostly attributable to the positive effect of lower interest rates on the Bank’s interest rate gap.

         In 2001, the net interest margin decreased to 2.00% from 2.24% in 2000 and 2.15% in 1999. The decline of 24 basis points in the net interest margin for 2001 compared to 2000 was mainly due to: (i) lower interest rates which generated a lower return on the Bank’s available capital funds, but at the same time had a positive effect on the Bank’s interest rate gap, resulting in a negative effect of 14 basis points on the net interest margin; (ii) lower net lending margins, which had a negative effect of 4 basis points on the net interest margin; and (iii) the reversal of accrued interest on certain loans and investments classified as non-accruing loans and impaired investments net of interest income received related to such loans and investments, which had a negative effect of 6 basis points on the net interest margin.

         During 2000, the net interest margin increased 9 basis points compared to 1999 (from 2.15% in 1999 to 2.24% in 2000). This increase was mainly due to: (i) lower net lending margins resulting from lower demand and improved risk perception of the largest countries in the Region, which had a negative effect of 23 basis points on the net interest margin; (ii) a higher equity to debt ratio combined with higher interest rates, which generated a higher return on the Bank’s available capital funds, resulting in a positive effect of 25 basis points on the net increase in the net interest margin; and (iii) one time interest income and adjustments, which had a positive effect of 6 basis points on the increase in the net interest margin. The one time interest income constituted $1.7 million of interest income received during 2000 related to an impaired/cash basis asset and an adjustment to interest income of $0.5 million made during the first quarter of 2000 that corresponded to interest income from the third and fourth quarters of 1999.

Distribution of Assets, Liabilities and Common Stockholders’ Equity; Interest Rates and Differentials

         The following table presents for the periods indicated the distribution of consolidated average assets, liabilities and common stockholders’ equity as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, and the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Non-accruing loans are included in the calculation of the average balance of loans and interest not accrued is excluded. Average balances have been computed on the basis of consolidated daily average balance sheets.

Average Balance Sheet Assets, Liabilities and
Common Stockholders’ Equity and Interest Income and Expense

	Year Ended December 31,

	1999			2000			2001

Description	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate

INTEREST-EARNING ASSETS	(in thousands, except percentages)

Deposits & money market instruments	$281,673	$14,158	4.96%	$285,022	$17,962	6.20%	$95,190	$14,259	3.56%

Loan portfolio, net	4,772,837	343,539	7.10	4,437,714	358,223	7.94	5,101,270	330,338	6.39

Non-accruing loans	18,101			25,534			12,636

Investment securities	162,953	11,237	6.80	286,276	26,401	9.07	434,166	33,857	7.69

TOTAL INTEREST-EARNING ASSETS	$5,235,564	$368,934	6.95%	$5,034,546	402,586	7.87%	$5,943,262	378,454	6.28%

Non-interest earning Assets	$120,919			$130,117			$146,149

Allowance for possible credit losses	(118,569)			(118,910)			(116,127)

Other assets	7,910			12,313			29,441

TOTAL ASSETS	$5,245,824			$5,058,066			$6,002,725

INTEREST-BEARING LIABILITIES

Deposits

Demand	$9,317	$189	2.00%	$9,924	$204	2.03%	$5,815	$42	0.72%

Time	1,488,893	79,125	5.24	1,675,413	108,478	6.37	1,733,010	74,480	4.24

Short-term borrowings & placements	1,717,519	100,462	5.77	1,258,492	87,238	6.82	1,705,731	89,357	5.17

Medium and long-term borrowings and placements	1,258,382	76,460	5.99	1,296,550	93,996	7.13	1,714,333	95,803	5.51

TOTAL INTEREST-BEARING LIABILITIES	$4,474,111	$256,236	5.65%	$4,240,379	$289,916	6.72%	$5,158,889	$259,682	4.96%

Non-interest bearing Liabilities	$118,870			$115,883			$128,638

TOTAL LIABILITIES	$4,592,981			$4,356,262			$5,287,527

Redeemable Preferred Stock	$17,160			$16,689			$15,387

Common stockholders’ equity	$635,683			$685,115			$699,811

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY	$5,245,824			$5,058,066			$6,002,725

NET INTEREST SPREAD(1)			1.30%			1.14%			1.32%

NET INTEREST INCOME AND NET INTEREST MARGIN(2)		$112,698	2.15%		$112,670	2.24%		$118,772	2.00%

(1)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2)	Net interest margin is computed by dividing net interest income (total interest earned minus total interest paid) by the average balance of interest-earning assets.

Changes in Net Interest Income — Volume and Rate Analysis

         Net interest income is affected by changes in volume and changes in rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary analysis of changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 1999 compared to 2000 and for 2000 compared to 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated equally to volume and rate.

	1999 vs. 2000			2000 vs. 2001

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands)
INCREASE (DECREASE) IN INTEREST INCOME

Deposits & money market Instruments	$190	$3,614	$3,804	$5,459	$(9,161)	$(3,702)

Loans, net	(25,587)	40,271	14,684	48,267	(76,152)	(27,885)

	1999 vs. 2000			2000 vs. 2001

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands)
Non-accruing loans	—	—	—	—	—	—

Investment securities	9,939	5,225	15,164	12,586	(5,130)	7,456

TOTAL INCREASE (DECREASE)	$(15,458)	$49,110	$33,652	$66,312	$(90,443)	$(24,131)

INCREASE (DECREASE) IN INTEREST EXPENSE

Deposits

Demand	12	3	15	(57)	(105)	(162)

Time	10,994	18,358	29,352	3,102	(37,100)	(33,998)

Short-term borrowings & placements	(29,335)	16,110	(13,225)	27,216	(25,097)	2,120

Medium and long-term borrowings & placements	2,543	14,993	17,536	26,818	(25,011)	1,807

TOTAL INCREASE (DECREASE)	$(15,786)	$49,464	$33,678	$57,079	$(87,313)	$(30,234)

INCREASE (DECREASE) IN NET INTEREST INCOME	$328	$(354)	$(26)	$9,233	$(3,130)	$6,102

Provision for Loan Losses

         During 2001, the Bank provisioned $77.1 million to the allowance for loan losses, compared to $8 million in 2000. The higher provision for loan losses was mostly related to the Bank’s exposure in Argentina. The Bank has decided to increase the allowance for loan losses substantially, as described under “Key Information – Risk Factors – Regional Conditions,” also related to its exposure in Argentina. The Bank makes an allowance for loan losses resulting from an impaired loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and the carrying value of the loan. The Bank also maintains a loan loss reserve which is estimated using a provisioning matrix model and other factors. See “Information on the Company – Business Overview – Loan Portfolio – Allowance for Credit Losses.” Although the Bank believes that its allowance for credit losses will be adequate to cover all known losses in its credit portfolio, there can be no assurance that the provisions will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in its impaired loan portfolio. During 2001, the Bank identified impaired loans in Argentina in the amount of $97 million. See “Key Information – Risk Factors – Regional Economic Conditions.”

Commission Income

         The Bank’s commission income decreased by 2% from $26.5 million in 1999 to $25.9 million in 2000 and by 42% to $14.9 million in 2001. The decline of $10.9 million in commission income during 2001, as compared to 2000, resulted from (i) the decreased volumes and margins in letter of credit confirmations and guarantees issued (covering both commercial and sovereign risk), income from which declined by $6.8 million or 32% compared to 2000; and (ii) the adoption of SFAS 133 on January 1, 2001, pursuant to which the Bank stopped amortizing the $1.9 million remaining unamortized premium received on certain options sold in 1997 (which was transferred to the SFAS 133 transition adjustment), which resulted in commission income being reduced by $1.5 million in 2001 compared to 2000 (see “Quantitative and Qualitative Disclosure About Market Risk” and Note 17 of the Notes to the Consolidated Financial Statements). During 2001, the sale of assets was concentrated more in securities available for sale rather than loans, and the income generated from these sales is reported under gains on sale of securities available for sale. The following table shows the components of commission income for the periods set forth below:

	For the Year Ended
	December 31,

	1999	2000	2001

	(in thousands)

Letters of credit	$5,962	$7,111	$5,794

Guarantees:

Options	2,084	1,529	0

Other guarantees	5,244	7,487	5,546

Country risk coverage business	10,388	6,595	3,061

Loans	1,615	2,035	428

Loan sales	1,129	1,077	0

Other commission income	68	44	105

TOTAL COMMISSION INCOME	$26,490	$25,878	$14,934

Derivatives and Hedging Activities

         Effective January 1, 2001, the Bank adopted SFAS 133 relating to accounting for financial instruments that are considered to be derivatives. Pursuant to SFAS 133, these financial instruments are booked on the balance sheet at their fair value. The positive change in fair value of derivatives and hedging activities from January 1, 2001 to December 31, 2001 was $7.4 million, of which options represented $4.4 million and interest rate swaps $2.9 million. The amount of options outstanding at December 31, 2001 was $100 million and the final maturity of these options is in August 2002. See Note 19 (Impact of SFAS 133 on the Bank’s Financial Statements) of the Consolidated Financial Statements.

Impairment Loss on Securities

         During 2001, the Bank classified $50 million of Argentine securities (which are part of the Bank’s credit portfolio) as impaired. Any security that declines in value, which is deemed other than a temporary decline, is classified as impaired. These impaired Argentine securities were written down to their estimated fair value resulting in a charge of $40.4 million to earnings for 2001. See Note 5 (Investment Securities) of the Consolidated Financial Statements.

Gains on Sale of Securities Available for Sale

         From time to time, the Bank purchases debt instruments with the intention of selling them as part of its credit portfolio lending activity and classifies these debt instruments as securities available for sale. During 2001, the Bank generated income in the amount of $4.8 million from the sale of these securities available for sale.

Net Revenues

         Net revenues (net interest income and commission income less commission expense plus derivatives and hedging activities plus other income) for the year ended December 31, 2001 grew 6% compared to the year ended December 31, 2000. The following table shows the components of net revenues for the periods set forth below:

	As of December 31,

	1999	2000	2001

		(in millions)

Net interest income	$112.7	$112.7	$118.8

Net commissions	25.5	24.7	13.7

Derivatives and hedging activities	0.0	0.0	7.4

Gains on sale of securities available for sale	0.0	0.0	4.8

Other income	0.2	0.0	0.7

Net revenues	$138.4	$137.5	$145.4

Operating Expenses

         Operating expenses were $26.4 million in 2001 compared to $21.2 million in 2000 and $16.6 million in 1999. Total operating expenses increased as a percentage of average total assets from 0.32% in 1999 to 0.42% in 2000 and to 0.44% in 2001. The increases in operating expenses in 1999 and 2000 were primarily due to normal salary increases and the provision for performance-based bonuses for employees. The increase in operating expenses during 2001 was due to continuing investments in technology, strategic additions to personnel, expenses associated with our new representative offices, the structured transaction unit in New York and consulting fees related to business initiatives. To support the Bank’s growth initiatives and become more efficient and effective in serving its customers during 2001, the Bank invested in technology including the following: the renovation of its core banking computer application; the creation of decision support applications for loan pricing and client segmentation; the renovation of computer centers and the computer network, and the acquisition of additional servers for information and decision support systems. This investment strategy is designed to exploit Internet technologies by creating a software and hardware web enabled infrastructure. The Bank engaged in an internal reorganization of human resources to align personnel with business processes, operations and technology in a more efficient manner.

         Salaries and other employee expenses (including provision for performance-based bonuses for employees) were the largest component of operating expenses in 1999, 2000 and 2001, amounting to $9.6 million, $10.6 million and $11.8 million, respectively. The second largest component of operating expenses was professional services, which amounted to $1.3 million, $3.9 million and $3.1 million in 1999, 2000 and 2001, respectively. The third largest component of operating expenses in 2000 and 2001 was pre-operating cost, which amounted to $0.9 million and $3.0 million in 2000 and 2001, respectively. The Bank’s remaining operating expenses consist of communications, maintenance and repairs, rent of office space and equipment and other miscellaneous expenses. In the past, the Bank’s ability to maintain its low cost structure has been a significant factor in its profitability. For the years ended December 31, 1999, 2000 and 2001, the Bank’s efficiency ratio (total operating expenses divided by the sum of net interest income plus commission income) was 11.9%, 15.3% and 19.7%, respectively.

Net Income

         The Bank’s net income was $2.5 million in 2001 compared to $97.1 million in 2000 and $101.1 million in 1999. In 2001, net income decreased by 97% from 2000. The Bank’s results were affected by a $77.1 million increase in the Bank’s allowance for loan losses and the $40.4 million impairment loss on certain securities with Argentine exposure in the fourth quarter of 2001. See “Risk Factors – Regional Economic Conditions” and “Information on the Company – Business Overview – Loan Portfolio – Allowance for Credit Losses, – Impaired Assets and – Allowance for Credit Losses.”

Foreign Exchange Risk Management

         The Bank accepts deposits and raises funds principally in United States dollars, makes loans mostly in United States dollars and presents its consolidated financial statements in United States dollars.

         Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross-currency funding.

         Interest rate swaps less set-offs, with maturities from May 1, 2002 to November 17, 2003, are matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of the Bank’s credit portfolio.

         The Bank also engages in some foreign exchange trades to serve customer transaction needs, and all positions are hedged with an offsetting contract in the same currency. The Bank manages the risks on these buy and sell foreign currency contracts under approved limits of amounts and terms for each counterparty, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, either fixed for floating rate or vice versa. See the Notes to the Consolidated Financial Statements, “Quantitative and Qualitative Disclosures About Market Risk” and “Information on the Company – Business Overview – Regulation.”

Critical Accounting Policies – Allowance for Loan Losses

         Net income for 2001 declined $95 million compared to 2000, mostly due to higher provisions to the allowance for loan losses. During 2001, the Bank provisioned $77.1 million to the allowance for loan losses, which represented an increase of $69 million compared to the allowance made for 2000. The additional provision for loan losses was mostly related to the Bank’s exposure in Argentina.

         The Bank makes allowances for loan losses resulting from an impaired loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and the carrying value of the loan. The Bank also maintains a loan loss reserve which is estimated using a provisioning matrix model and other factors. See “Information on the Company – Business Overview – Loan Portfolio – Allowance for Credit Losses.” Although the Bank believes that its allowance for loan losses (to be increased as described under “Risk Factors – Regional Economic Conditions”) will be adequate to cover all known losses in its credit portfolio and is in accordance with U.S. generally accepted accounting principles, there can be no assurance that the provisions made in 2001 and 2002 will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in its impaired loan portfolio. The Bank stops accruing interest on a loan once it has been identified as impaired. The Bank also reverses against earnings any interest receivable accrued and unpaid on a loan at the time it is identified as impaired.

Liquidity and Capital Resources

Liquidity

         Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. It is the opinion of the Bank’s management that the Bank’s working capital is sufficient for the Bank’s present liquidity requirements. The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. The Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) generally total 3% of total deposits. At December 31, 2001, 24-hour deposits amounted to $71.1 million. Additionally, the Bank has approximately $76 million to $94 million of time deposits maturing daily. The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2001 were $559 million, and by daily maturities of approximately $12 million to $26 million in the Bank’s loan portfolio.

         At December 31, 2001, BLADEX had a total liquidity position of $559 million, which represented 9% of total assets. BLADEX’s overall objective is to have a minimum of 50% of its liquidity position represented by demand, call accounts and time deposits with maturities of less than one week invested in overnight deposits with the balance invested in (i) short-term time deposits with maturities of up to six months, (ii) investment funds (see “Information on the Company – Business Overview – Investments”) or (iii) negotiable money market instruments, such as Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to 180 days. These instruments must be of investment grade quality (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks, considered by management to be of high quality, located outside of the Region. These banks must have a correspondent relationship with BLADEX and be approved by the Board of Directors on an annual basis. The primary objectives for the investment of BLADEX’s liquidity funds are security and convertibility and the secondary objective is yield. In order to manage its liquidity needs and risks, BLADEX’s liquidity position is reviewed and monitored on a daily basis by management.

         The average loan portfolio declined by $501 million in 1999 as compared to 1998, increased by $569 million in 2000 and decreased by $193 million in 2001. The net decrease in cash flows due to deposits for the year ended December 31, 1999 was $88.8 million. The net increase in cash flows due to deposits for the year ended December 31, 2000 was $126.7 million. The net decrease in cash flows due to deposits for the year ended December 31, 2001 was $172.5 million. In 1999 and 2000, the Bank’s cash flow generated by short-term borrowings and placements declined by $362.7 million and $11.1 million, respectively. In 2001, the Bank’s cash flow generated by short-term borrowings and placements increased by $313.4 million. During 1999, the Bank’s cash flow generated by medium and long-term borrowings and placements declined by $57.0 million, and increased by $369.9 million and $204.7 million during 2000 and 2001, respectively.

         Deposits as a percentage of total liabilities decreased from 36% at December 31, 1999 to 35% at December 31, 2000 and to 30% at December 31, 2001. At December 31, 1999, 2000 and 2001, short-term and medium-term borrowings and placements accounted for 61%, 63% and 68%, respectively, of total liabilities. Short-term and medium-term borrowings and placements were important sources of funding for the Bank’s loan portfolio because they permitted the Bank to diversify its sources of funding outside of the Region, and because the Bank utilized these borrowings and placements, which generally had longer maturities than deposits, to help manage its asset and liability positions.

         The Bank’s loan and investment portfolio is primarily short-term. At December 31, 1999, 2000 and 2001, 80%, 63% and 61%, respectively, of the Bank’s loan portfolio (loans plus selected investment securities held to maturity and available for sale plus securities purchased under agreements to resell) had an average term left to maturity of 365 days or less. While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio. At December 31, 2001, $431 million of the loan portfolio (9% of the total) matured within 30 days, $832 million (18% of total loan portfolio) matured within 90 days, $987 million (21% of total loan portfolio) matured within 180 days and $737 million (16% of total loan portfolio) matured within one year. At December 31, 2001, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 242 days.

Interest-Bearing Deposits in Other Banks

         The following table shows short-term funds deposited with other banks by principal geographic area at the dates indicated below.

	At December 31,

	1999	2000	2001

	(in millions)

Europe	$317.7	$249.2	$455.9

United States	61.4	34.3	47.8

Other O.E.C.D	27.3	30.0	550

TOTAL	$406.4	$313.5	$558.7

Funding Sources

         The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements. While these sources are expected to continue to provide most of the funds needed by the Bank in the future, their mix, as well as the possible use of other sources of funds, will depend upon future economic and market conditions.

         At December 31, 1999, 2000 and 2001, short-term and medium-term borrowings and placements represented 61%, 63% and 68%, respectively, of total liabilities. The Bank also relies mostly upon inter-bank deposits for funding, which at December 31, 1999, 2000 and 2001 represented 36%, 35% and 30%, respectively, of total liabilities.

         Funds raised by the Bank are used primarily to provide trade-related loans to its customers. In 1999, loans plus selected investments (which were bought as part of the Bank’s credit portfolio activity) plus securities purchased under agreements to resell decreased by $501 million. In 2000 and 2001, loans plus selected investments held as part of the credit portfolio plus securities purchased under agreements to resell increased by $569 million and $59 million, respectively. A portion of the funds raised is used to maintain a certain level of liquidity held in cash and due from banks and interest bearing-deposits in other banks, which at December 31, 1999, 2000 and 2001 totaled $402 million, $314 million and $559 million, respectively.

         The Bank obtains deposits principally from central and commercial banks in the Region. Approximately 60% of the deposits held by the Bank are deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2001 was 74 days as compared to 78 days at December 31, 2000. The bulk of the Bank’s remaining deposits is obtained from commercial banks in the Region. At December 31, 2001, deposits from the Bank’s five largest depositors, all of which were central banks in the Region, constituted 40% of the Bank’s total deposits.

Deposits

         The principal components of the Bank’s customer deposits are demand and time deposits. The following table analyzes the Bank’s deposits by country at December 31 of each year set forth below:

	At December 31,

	1999	2000	2001

	(in millions)

Argentina	$91.5	$89.7	$112.0

Barbados	2.0	7.7	5.8

Bolivia	0.1	20.4	18.0

Brasil	217.8	281.2	317.7

Chile	0.4	0.4	0.0

Colombia	9.5	21.1	16.4

Costa Rica	117.9	55.1	51.8

Dominican Republic	103.9	61.0	73.3

Ecuador	212.8	175.0	117.1

El Salvador	31.5	15.4	34.5

France	0.0	0.0	18.8

Germany	0.0	0.0	10.0

Guatemala	20.0	129.7	112.4

Haiti	1.0	1.5	2.0

Honduras	10.9	12.0	25.3

Japan	35.0	80.0	0.0

Jamaica	1.5	2.5	1.9

Mexico	195.0	198.5	246.3

The Netherlands	17.5	7.5	3.5

Nicaragua	25.9	0.2	0.4

Panama	216.7	287.3	146.2

Paraguay	0.0	0.0	2.3

Peru	205.0	167.9	6.3

	At December 31,

	1999	2000	2001

	(in millions)

Spain	38.0	40.0	30.0

Trinidad and Tobago	35.5	62.6	177.2

United States	0.0	0.0	0.7

Uruguay	0.0	0.0	15.0

Venezuela	24.5	23.9	23.3

Regional Organizations	3.2	3.2	3.2

TOTAL	$1,617.1	$1,743.8	$1,571.4

Short-Term Borrowings & Placements

         As of December 31, 2001, the Bank had short-term borrowings and placements outstanding of $1,823 million. The Bank’s short-term borrowings consist of borrowings from banks and borrowings through issuance of commercial paper and certificates of deposit. The Bank’s short-terms borrowings from banks, which totaled $1,735 million at December 31, 2001, have maturities of up to 365 days and are made available to the Bank on an uncommitted basis for the financing of trade-related loans. These short-term borrowings are provided by approximately 80 European and North and Latin American banks. Commercial paper and certificate of deposit issuances, which totaled $73 million at December 31, 2001, are made under the Bank’s Euro-Commercial Paper and Certificate of Deposit Program. The maximum amount of notes and certificates of deposit authorized to be issued under this program is $750 million and the maximum term of the notes and certificates of deposit issued thereunder is 365 days. Notes issued at a discount and interest bearing certificates of deposit may both be issued under this program in various hard currencies.

         The short-term debt securities placements include floating and fixed rate notes with maturities of up to 365 days issued under the Bank’s EMTN Program (as defined below). The maximum amount of notes authorized to be issued under this program is $2.25 billion. See “ – Medium and Long-Term Floating and Fixed Rate Placements.”

         The average original term remaining to maturity of the short-term borrowings and placements at December 31, 2001 was approximately 204 days. At December 31, 2001, 34% of all short-term borrowings and placements were due within 30 days, 25% were due within 31-90 days, 24% were due within 91-180 days and the balance were due prior to the end of the year 2002. The Bank’s short-term borrowings and placements provided matched funding for 34% of the Bank’s total loan portfolio (loans plus selected investments plus securities purchased under agreements to resell), and played an important role in controlling the gap between assets and liabilities and in helping to minimize the impact of short-term interest rate fluctuations. See “ – Liquidity.” The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and placements at the dates and during the periods indicated.

	At and for the Year Ended December 31,

	1999	2000	2001

	(in millions, except percentages)

Maximum amount outstanding at any month end	$1,878	$1,510	$1,880

Amount outstanding at year end	1,521	1,510	1,823

Average amount outstanding	1,718	1,258	1,704

Weighted average interest rate on average amount outstanding	5.77%	6.82%	5.17%

Weighted average interest rate on amount Outstanding at year end	6.39%	6.95%	3.25%

Medium and Long-Term Debt

         The Bank, at December 31, 2001, had $1,108 million of syndicated and other medium-term borrowings from various international banks. The interest rates on most medium and long-term borrowings are adjusted semi-annually using the six-month LIBOR plus a credit spread. The Bank uses these funds to finance its medium-term loan portfolio. The average original term remaining to maturity of the Bank’s medium and long-term debt is 2.5 years.

Medium and Long-Term Floating and Fixed Rate Placements

         The Bank has a Euro Medium Term Note Program (the “EMTN Program”) which has a maximum limit of $2.25 billion. Notes issued under the EMTN Program are placed in Asia, Europe and North America, in either the Eurodollar or 144A markets, and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various hard currencies. The sale of notes issued under the EMTN Program is generally made through one or more authorized financial institutions. As of December 31, 2001, the total amount outstanding under this program with medium-term maturities was $679 million, of which $396 million was at floating interest rates and $283 million at fixed interest rates. As part of its interest rate and currency risk management, the Bank enters into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program. See “Quantitative and Qualitative Disclosure About Market Risk.”

         The interest rate on all currently outstanding floating rate notes issued under the EMTN Program is adjusted quarterly or semi-annually using the applicable LIBOR rate. The weighted average interest cost of these placements at the end of 2001 was 3.16%, and the placements had final maturities in 2002 through 2006.

         As of December 31, 2001, the Bank had fixed rate placements outstanding of $283 million under the EMTN Program with maturities in 2002 through 2005. The weighted average interest cost of these fixed rate placements at the end of 2001 was 5.73%.

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

         The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2001.

		Weighted
	Amount	Average Cost

	(in millions)

Short-Term Borrowings & Placements

Due in 0 to 30 days	$617.1	3.10%

Due in 31 to 90 days	447.8	3.71%

Due in 91 to 180 days	446.3	2.99%

Due in 181 to 365 days	312.1	3.23%

Total	$1,823.3	3.25%

Medium and Long-Term Borrowings

Due in 0 to 30 days	$5.0	2.60%

Due in 31 to 90 days	51.0	3.90%

Due in 91 to 180 days	150.5	2.72%

Due in 181 to 365 days	162.7	3.36%

Due in 1 through 5 years	739.0	3.51%

Total	$1,108.2	3.40%

Medium & Long-Term Fixed Rate Placements

Due in 91 to 180 days	91.2	6.85%

Due in 181 to 365 days	91.0	6.43%

		Weighted
	Amount	Average Cost

	(in millions)

Due in 1 through 5 years	101.2	6.49%

Total	$283.0	6.63%

Medium & Long-Term Floating Rate Placements

Due in 91 to 180 days	37.3	2.81%

Due in 181 to 365 days	110.8	2.89%

Due in 1 through 5 years	247.4	3.07%

Total	$395.5	2.92%

         At December 31, 2001, the Bank had no material commitments for capital expenditures.

Contractual Obligations and Commercial Commitments

         The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2001.

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years

	(in millions)

Long-term debt	$1,787	$671	$1,045	$71

Short-term debt	1,823	1,823	—	—

Total contractual cash obligations	$3,610	$2,494	$1,045	$71

	Amount of Commitment Expiration Per Period

Other Commercial	Total Amounts
Commitments	Committed	Less than 1 year	1 – 3 years	4 – 5 years

	(in millions)

Lines of credit	$85	$85	$—	$—

Standby letters of credit	194	185	9	—

Guarantees	600	352	248	—

Other commercial commitments	31	2	4	25

Total Commercial Commitments	$910	$624	$261	$25

Asset/Liability Management

         The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that might result from changes in interest rates. Risk control on interest rates is conducted through systematic monitoring of maturity mis-matches. The Bank’s investment decision-making takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a gap or mis-match, as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Substantially all of the Bank’s assets and liabilities are denominated in dollars and, therefore, the Bank has no material foreign exchange risk.

         In 1996, the Bank established an Asset — Liability Management Committee (“ALCO”) with the purpose of monitoring and managing the interest rate gap of the Bank and coordinating lending and funding activities to optimize profits and reduce interest rate risk.

Interest Rate Sensitivity

         The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and common stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2001. The interest-earning assets and interest-bearing liabilities of the Bank and the related interest rate sensitivity gap given in the following table may not be reflective of positions in subsequent periods.

					181-365	More than	Non-Interest
	Total	0-30 Days	31-90 Days	91-180 Days	Days	365 Days	Sensitive

	(in millions, except percentages)
Interest-earning assets Cash and due from banks	$2.0	$2.0	$—	$—	$—	$—	$—

Interest-bearing deposits with banks	556.7	526.7	30.0	—	—	—	—

Securities purchased under agreement to resell	291.9	291.9	—	—	—	—	—

Investment securities	362.1	54.2	151.4	170.4	5.8	15.0	(34.7)

Loans, net	4,536.1	1,105.1	1,579.6	1,466.2	440.0	142.9	(197.7)

Total Interest-earning assets	5,748.8	1,979.9	1,761.0	1,636.6	445.8	157.9	(232.4)

Non-interest earning assets	111.8	—	—	—	—	—	111.8

Other assets	64.8	—	—	—	—	—	64.8

Total assets	$5,925.4	$1,979.9	$1,761.0	$1,636.6	$445.8	$157.9	$(55.8)

Interest-bearing liabilities Deposits Demand	71.1	71.1	—	—	—	—	—

Time	1,500.3	1,057.5	372.4	62.8	7.5	—	—

Short-term borrowings & placements	1,823.3	632.3	447.8	431.1	312.1	—	—

Medium and long-term borrowings & placements	1,787.2	337.0	666.3	771.3	12.6	—	—

Total Interest-bearing liabilities	5,181.9	2,097.9	1,486.5	1,265.2	332.2	0	0

Non-interest bearing liabilities	129.9	—	—	—	—	—	129.9

Total Liabilities	5,311.8	2,097.9	1,486.5	1,265.2	332.2	—	129.9

Redeemable Preferred Stock	15.2	—	—	—	—	—	15.2

Common Stockholders’ Equity	598.4	—	—	—	—	—	598.4

Total Liabilities, Redeemable Preferred Stock and Common Stockholders’ Equity	$5,925.4	$2,097.9	$1,486.5	$1,265.2	$332.2	$0	$743.5

Interest rate sensitivity gap	—	$(118.0)	$274.5	$371.4	$113.6	$157.9	$(799.4)

Cumulative interest rate sensitivity gap	—	$(118.0)	$156.5	$527.9	$641.5	$799.4	—

Cumulative gap as a % of total interest-earning assets	—	-2.05%	2.72%	9.18%	11.2%	13.91%	—

         The Bank’s interest rate risk arises from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. Consequently, there is a potential adverse impact on the Bank’s net interest income that might result from changes in interest rates. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days cannot exceed 200% of the Bank’s total capital. On a cumulative basis at 180 days, the gap cannot exceed 100% of the Bank’s total capital. The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, as discussed above. The Bank also uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments.

Foreign Exchange Sensitivity

         The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars. At December 31, 2001, the Bank’s total non-dollar financial liabilities constituted 1.95% of total liabilities and consisted exclusively of hard currencies. The Bank’s total non-dollar loans and investments constituted 2.9% of total assets and consisted mostly of Yen-denominated loans. The Bank’s currency risk results from the potential impact of changes in exchange rates on foreign currency exposures. The Bank manages this risk by not holding open foreign exchange positions. The Bank uses foreign exchange forward contracts as part of its management of currency risks. Most of the Bank’s forward exchange contracts are made by the Bank as end-user to hedge foreign exchange risks arising from the issuance of non-dollar denominated short-term Euro commercial paper and medium and long-term Euro medium-term notes, and from making non-dollar denominated short and medium-term loans. The Bank also engages in some foreign exchange trades to serve customers’ trade transaction needs, and all positions are hedged with an offsetting contract in the same currency. The Bank manages the risks on these buy and sell foreign currency contracts by establishing limits relating to the amounts and terms of these instruments for each counterparty, and by having adopted policies that do not allow the Bank to maintain open positions. For quantitative information on derivative financial instruments relating to the Bank’s foreign exchange market risk, see Note 17 of the Notes to Consolidated Financial Statements, and for further information on foreign exchange risk, see Note 2(j) of the Notes to the Consolidated Financial Statements. Also, see “Quantitative and Qualitative Disclosure About Market Risk.”

Trend Information

         During the first five months of 2002, the Bank continued to operate under difficult operating conditions in the Latin American region and a weak global economy. The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crises, have adversely affected the financial condition of the Bank’s Argentine obligors, including banks and corporations, and the quality of the Bank’s loans to those obligors. In response, the Bank has put in place a pragmatic collection program to manage its Argentine exposure. The Bank’s multilateral status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations, thereby contributing to the on-going efforts of this program.

         As a result, the Bank’s exposure to Argentina at June 21, 2002 amounted to approximately $920 million, which represented a reduction of $198 million from December 31, 2001 and a reduction of $40 million from March 31, 2002. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with a small portion in Japanese yen) as none of the Bank’s loans in Argentina have been converted to an Argentine peso basis. During the year 2002, the Bank collected interest from Argentine borrowers of approximately $27 million while interest in the amount of $2.7 million on non-accruing and accruing assets remained unpaid at June 21, 2002. The Bank intends to place all loans and investments in Argentina on non-accrual status at June 30, 2002. Fees generated by contingencies in Argentina will also be accounted for on a cash basis.

         Even with the benefit of the Bank’s confirmed multilateral status, given the continued severity of the Argentine crises, the Bank believes that it will have to renegotiate and restructure loans, and that it will also face write-offs in its Argentine portfolio. In the absence of any clarity about the timing or nature of resolving the many issues facing the country, the Bank’s management and Board of Directors have determined to take a conservative position relative to the Bank’s credit portfolio in Argentina.

         At December 31, 2001, the Bank had a total allowance for credit losses (including loans and contingencies) of $195 million, reflecting additional provisions taken in 2001 of $77 million. In addition, the Bank charged $40 million to earnings in 2001 for impairment losses on securities from Argentina.

         After careful consideration, and based upon rigorous analysis of all the relevant factors, the Bank’s Board of Directors has determined to further increase the allowance for credit losses and impairment losses on securities to approximately $510 million, of which approximately $420 million will relate to its Argentine portfolio. The exact amount of this increase, and the corresponding charge against earnings, will be determined prior to and announced in connection with the release of the Bank’s second quarter results scheduled for late July or early August 2002.

         As part of this decision, the Bank is formulating a comprehensive strategy, with the assistance of financial advisors, designed to address the Bank’s capital and funding needs following the contemplated increase of the credit loss allowance for Argentina. This strategy will include a plan to recapitalize the Bank with additional equity capital. The Bank has retained BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. as financial advisors to assist with this process. The Bank and its advisors are coordinating with the Bank’s credit rating agencies, multilateral organizations and public sector shareholders, in formulating this recapitalization plan.

         The Bank believes that these steps will adequately address the likely impact of the Argentine situation on the Bank’s loan portfolio and that the Bank will remain in a strong financial position. There can be no assurance, however, that the Bank will be successful in executing any recapitalization plan or that the political and economic situation in Argentina will not deteriorate further and require additional action.

         The Bank will continue to monitor developments in Argentina closely and take the appropriate additional steps as more information and clarity on the Argentine government’s actions regarding external debt and their effect on the Bank become available.

         The crisis in Argentina and downgrades by the rating agencies have affected the Bank’s funding activity. Deposits declined 52% during the first five months of 2002 and the international debt markets were closed for medium term placements. This factor combined with weak loan demand resulted in a 30% decline in the credit portfolio during this period. During the first quarter of 2002, the major rating agencies downgraded the Bank’s credit rating due to the crisis in Argentina and its potential impact on the Bank’s credit exposure in that country.

         The Bank follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001, reaching a level of approximately $600 million in January 2002, which has been maintained since that time. At May 31, 2002, liquidity levels amounted to $592 million compared to $314 million at December 31, 2000. At May 31, 2002, the Bank’s net cash position represented almost 80% of total deposits. There is no assurance that a further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures will not trigger further downgrades in the Bank’s credit ratings below investment grade ratings, which would adversely affect the Bank’s cost of funds, its deposit base and accessibility to the debt capital markets.

         A lower interest rate environment during the first five months of 2002 generated a lower return on the Bank’s available capital funds invested in liquid assets. Because returns on funds invested in liquid assets impact net income (see “ – Operating Results – Net Interest Income”), a continued trend of lower interest rates in the markets in which the Bank invests its funds would adversely affect the Bank’s net income in the future.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Directors

         The following table ses forth certain information concerning the Directors of the Bank as of the date of this Annual Report, including information with respect to each person’s current position with the Bank and with other institutions, country of citizenship and the year that each Director’s term expires.

		Position Held
	Country of	With the	First Year as
Name	Citizenship	Bank	Director	Year Term Expires

CLASS A

Rubens Amaral Managing Director and General Manager, Banco de Brasil, New York	Brazil	Director	2000	2004

Guillermo Güémez García Deputy Governor, Banco de Mexico, Mexico	Mexico	Director	1997	2005

Miguel Gómez M President Banco de Comercio Exterior S.A	Colombia	Director	2002	2005

CLASS B

Ernesto Bruggia General Manager, Banco de la Provincia de Buenos Aires, Argentina	Argentina	Director	1996	2005

Valentín E. Hernández Financial Institutions Division Executive Citibank, N.A., New York	Venezuela	Director	1998	2005

CLASS E

Will C. Wood Principal Kentwood Associates, California	U. S. A	Director	1999	2003

Sebastiao Toledo Cunha Managing Director, International Area Banco Santos S.A., New York	Brazil	Director	1995*	2004

Mario Covo Chief Executive Officer, Fin@ccess International, Inc., New York	Mexico	Director	1999	2005

ALL CLASSES OF COMMON STOCK

José Castañeda Chief Executive Officer, BLADEX, Panama	Peru	Director	2000	2003

Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Director	1990**	2003

*	Class B Director from 1995 to 2001; elected Class E Director in April of 2001.

**	Class B Director from 1990 to 2000; elected as a Director to represent all classes of common stock in April of 2000. In April 2002, was elected Chairman of the Board of Directors.

         Rubens Amaral has served as Managing Director and General Manager for North America of Banco do Brasil, New York Branch since 2000. Mr. Amaral has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division — Head Office, from 1989 to 1993. Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

         Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as Vice Chairman and President of the Executive Committee in Grupo Azucarero Mexico of Grupo de Embotelladoras Unidas, S. A. de C. V. from 1993 to 1994. He served on the Mexican Business Coordinating Council for Nafta in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico in various capacities from 1974 to 1990, including holding the position of Executive Vice President for International Products from 1986 to 1990. Mr. Güémez García was the founder and served as President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He has held the positions of Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, as well as International Operations from 1984 for Banco Nacional de Mexico. He was a representative in London and set up the Banco Nacional de Mexico’s branch in London from 1979 to 1981 and was the Manager for Foreign Currency Funding and International Credits from 1974 to 1978. Mr. Güémez García was employed by the Bank of America in Mexico, as an Assistant Representative in 1973 and from 1964 to 1972 he worked in the construction and cement industry.

         Miguel Gómez M., since 1998, has served as President of Banco de Comercio Exterior de Colombia, S. A. –Bancoldex. From 1997 to 1998, Mr. Gómez served as Executive President of the Colombian Association of Flower Exporters – Asocolflores and as President of Verdesarrollo S. A. (Economical Adviser) from 1996 to 1997. He was employed by Controloría General de la Republica as the Vice-Comptroller of the Republic from 1994 to 1996. Mr. Gómez was Dean of the Faculty of Economy at the Universidad del Rosariofrom 1993 to 1994 and was the Economics Advisor of the Minister, General Director for the Development of the Interchange and Secretary of the Superior Counsel of Foreign Commerce for the Ministry of Foreign Commerce from 1992 to 1993. He has also served as Economical Manager and International Manager of the Colombian Association of Flower Exporters -Asocolflores-, Economical Manager and International Manager from 1990 to 1992, General Secretary and President’s Assistant of Computec S. A., from 1988 to 1990 and as Director of the International Section and Editor of Sintesis Economica from 1986 to 1987.

         Ernesto Bruggia has served as General Manager of Banco de la Provincia de Buenos Aires (“BPBA”) since 1999 and as General Manager of Grupo BAPRO (holding company of BPBA), since November 1998. Mr. Bruggia has been employed by BPBA in various capacities since 1976, including; as Assistant General Manager from 1993 to 1999, as Finance Manager and International Relations from 1992 to 1993, as International Operations Manager from 1990 to 1992, as Deputy Manager in charge of International Operations from 1989 to 1990, as Deputy Manager in charge of the International Division in 1985 and as Chief of International Audit in 1983. Mr. Bruggia began his career with Banco de la Provincia de Buenos Aires in 1976 in its Stock Exchange Department.

         Valentín Hernández, since 1992, has served as Financial Institutions Division Executive for Latin America, Central and Eastern Europe, the Middle East, Africa, and the Indian sub-continent at Citibank, N.A., New York. Mr. Hernández has been employed by Citibank, N.A. in various capacities since 1976, including serving as Department Head for marketing and operations for Sub-Sahara Africa and the Middle East in New York, from 1984 to 1992. He handled marketing responsibilities for India, Australia, and Sub-Sahara Africa from 1982 to 1984 and served as Relationship Manager in the Mortgage and Real Estate Group in Venezuela from 1976 to 1982 at Citibank, N.A. Thereafter, he served as the Financial Institutions Country Head for Venezuela.

         Will Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. Mr. Wood was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, he was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. Mr. Wood was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. He worked for Citibank in La Paz, Bolivia, Lima, Peru, Rio de Janeiro and Sao Paulo, Brazil and began his career with Citibank’s Overseas Division in 1964 in New York.

         Sebastiao Toledo Cunha has served as Managing Director of the International Area at Banco Santos S.A., New York, since March 2002. Mr. Cunha served as Vice President and General Manager of Banque Sudameris, Miami, Florida, from 2000 to 2001 and as “Director Superintendente” (CEO) for Banco Sudameris Brasil, S. A., from 1998 to 2000. Mr. Cunha was employed by Banco Real, in various capacities, including; as Executive Director responsible for International and Foreign Exchange Operation, from 1990 to 1998, as Regional Director for European Sector from 1988 to 1990 in London, as General Manager of the International Department, in Sao Paulo from 1986 to 1987, as Deputy Regional Director London Branch, in charge of the European and African Markets from 1980 to 1986, as responsible for the opening of Banque Real de Cote D’Ivore, Ivory Coast, as Managing Director from 1977 to 1980, and as Manager of the International Division from 1975 to 1977.

         Mario Covo was the founding partner and has served as the Chairman and Chief Executive Officer of Fin@ccess International Inc. since 1999. He was the founder of Columbus Advisors and Columbus Group and served in such capacity from 1995 to 1999. Mr. Covo was employed by Merrill Lynch, as Managing Director heading the Latin America Capital Markets Group from 1989 to 1995. Previously, he was employed by Bankers Trust Company, as a Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps from 1985 to 1989. He was employed as an International Economist for Chase Econometrics, focusing primarily on Venezuela and Colombia, from 1984 to 1985.

         José Castañeda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Río de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castañeda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and by Banco de Crédito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager — Government and Financial Institutions Group from 1968 to 1979.

         Gonzalo Menéndez Duque has served as Director of Banco de Chile since 2001. He has also served as a Director of several companies related to Grupo Luksic, including; Banedwards Compañía de Seguros de Vida, Banchile Corredores de Bolsa, Cia. Nacional de Teléfonos, Telefónica del Sur and Telefónica de Coyhaique since 2000, Grupo Minero Antofagasta Minerals since 1997, Holdings Quiñenco, Minera Michilla, Fundaciones A. Luksic and P. Baburizza since 1996, and Antofagasta Plc, England since 1985. Mr. Duque was a Director of Banco Edwards from 1999 to 2001, Banco Santiago from 1993 to 1999 and Grupo Financiero OHCH from 1996 to 1999. He was also the Chief Executive Officer of the following companies: Empresas Lucchetti, S.A. from 1994 to 1998, Banco O’Higgins from 1985 to 1992 and Antofagasta Group from 1980 to 1985.

Senior Management

Executive Officers

         The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Country of
Name	Position	Citizenship

José Castañeda	Chief Executive Officer	Peru

Jaime Rivera	Chief Operating Officer	Guatemala

Miguel Moreno	Senior Vice President – Comptroller	Colombia

Christopher E. D. Hesketh	Senior Vice President, Treasury	Barbados

Haydeé A. de Cano	Senior Vice President, Administration and Human Resources	Panama

Carlos Yap S	Vice President, Finance and Performance Management	Panama

Miguel A. Kerbes	Vice President, Risk Management	Uruguay

Joaquín Uribe	Vice President, Processes, Technology and Operations	Colombia

         José Castañeda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Río de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castañeda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and employed by Banco de Crédito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager — Government and Financial Institutions Group from 1968 to 1979.

         Jaime Rivera has served as the Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including; as Managing Director, Latin America Financial Institutions, Miami from 1998 to 2002, as Managing Director of the Latin America Corporate Finance team, New York From 1995 to 1998, as Managing Director/General Manager – Brazil, Sao Paulo, Brazil from 1990 to 1995, as General Manager – Argentina & Uruguay, Buenos Aires, Argentina, from 1989 to 1990, as Marketing and Credit Manager – Chile, Santiago, Chile, from 1986 to 1989, as General Manger – Guatemala, Guatemala City, from 1982 to 1986, as Information Systems Division Manger, Caracas, Venezuela, from 1980 to 1982, and as an Account Officer – Central America & Caribbean, Guatemala City, Guatemala, from 1978 to 1980.

         Miguel Moreno has served as Senior Vice President, Comptroller of the Bank since September 2001. He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogotá, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Credito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogotá, Colombia, from 1982 1987. He was the Head of the Industrial Engineering Department, Los Andes University, Colombia from 1982 to 1984. Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

         Christopher E. D. Hesketh has served as Senior Vice President, Treasury of the Bank since September 1989. He was employed by Yamaichi International America, Inc. as Vice President, Corporate Finance Department, in New York from 1986 to 1989. Mr. Hesketh was previously employed by Manufacturers Hanover Overseas Corporation, New York, in various capacities since 1980, including; Regional Credit Manager, New

York from 1985 to 1986, Credit Director, Madrid, Spain from 1982 to 1985, and Assistant Credit Manager of Manufacturers Hanover Leasing Corporation, New York from 1980 to 1982. He was employed by Barclays Bank International, in various capacities from 1974 to 1980, in Spain and London.

         Haydeé A. de Cano has served as Senior Vice President, Administration and Human Resources of the Bank since 2001. Ms. de Cano previously served as Senior Vice President, Administration, of the Bank from 1992 to 2001 and as Vice President of Human Resources, Organization and Methods from 1980 to 1992. Prior to her employment by the Bank, she held industrial engineer positions at the Autoridad Portuaria Nacional, Reed Management Consulting Group, Aseguradora Mundial and Cerveceria Nacional from 1974 to 1979.

         Carlos Yap S. has served as Vice President, Finance and Performance Management of the Bank since 1993. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993. Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

         Miguel Kerbes has served as Vice President, Risk Management of the Bank since September 2000. He was the Assistant Credit Director for the Southern Cone Area of Banco Santander – Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

         Joaquín Uribe has served as Vice President, Processes, Technology and Operations of the Bank since September 2001 and previously served as Vice President of Operations and Technology, Consumer Banking Technology for Citibank, Colombia from 1997 to 2001. Mr. Uribe held the positions of Senior Analyst, Project Manager and Information Systems Manager for UNISYS Corporation, Colombia, from 1987 to 1997. Mr. Uribe was a Professor, served as the Director of the Data Processing Center and was a Senior Analyst for The Colombian School of Engineering from 1981 to 1987.

Compensation

         The aggregate amount of compensation paid by the Bank during the year ended December 31, 2001 to the executive officers of the Bank as a group for services in all capacities, including compensation paid pursuant to the Bank’s bonus plan, was $1,950,180. The Bank’s bonus plan was established by the Board of Directors, in accordance with a performance-based compensation scheme. On an annual basis, the Board of Directors approves the bonus amount that will be awarded to each of the Bank’s executive officers and employees based on the achievement of goals established at the institutional level. All employees participate in the bonus plan based on their performance at the departmental and individual level. At December 31, 2001, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for employees was $1,988,832. During the year ended December 31, 2001, the Bank granted a total number of 37,750 stock options under its stock option plans (see “Share Ownership” below) to the executive officers of the Bank as a group.

         On April 28, 2000, the Board of Directors approved a compensation plan for non-employee Directors (the “Compensation Plan”) under which such non-employee Directors are eligible to receive compensation both in the form of cash and in the form of stock options to purchase Class E shares. With respect to the cash component of compensation, each non-employee Director is eligible to receive an annual amount of up to $20,000 for his services as a director and an additional amount of $2,500 for each meeting of the Board of Directors attended. With respect to the stock option component of compensation, each non-employee Director is eligible to receive options to purchase Class E shares under a stock option plan authorized by the Board of Directors on April 28, 2000 (the “Board Plan”), as more fully described below. The Chairman of the Board of Directors is eligible to receive an additional fifty- percent (50%) of the compensation that other directors are eligible to receive under the Compensation Plan with respect to the cash component and the stock option component of compensation. The aggregate amount of compensation in cash paid by the Bank during the year ended December 31, 2001 to the directors of the Bank as a group for their services as Directors was approximately $377,500.

         Pursuant to the Board Plan, each year the Board of Directors may grant options to each non-employee Director to purchase Class E shares of the Bank. The aggregate number of Class E shares that may be issued upon exercise of options under the Board Plan is 50,000. If options are granted under the Board Plan in any calendar year, the Chairman of the Board of Directors will receive options to purchase shares that have an aggregate value of $15,000 on the date of grant and each other Director will receive options to purchase shares that have an aggregate value of $10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a Class E share on the date of grant. Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All Directors must pay the exercise price in cash, except that the Board of Directors may determine, in its discretion, to allow payment of the exercise price in Class E shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee’s services as a Director of the Bank. As of May 31, 2002, stock options with respect to 2,584 Class E shares had been granted by the Board of Directors under the Board Plan at an exercise price of $32.88 per Class E share. The Board of Directors granted all of these stock options on February 6, 2001. As of the date hereof, none of the stock options granted by the Board of Directors under the Board Plan have been exercised. In accordance with the Board Plan, options on 304 Class E shares expired during 2001 (and may be reissued) as a result of the expiration of the term of a Director.

Board Practices

         The Board of Directors consists of ten members (each, a “Director”) in accordance with the Bank’s Articles of Incorporation. Pursuant to an amendment to the 2000 Amended and Restated Articles of Incorporation approved by the holders of the Bank’s common stock at the Bank’s 2002 Annual Meeting, the total number of members of the Board of Directors was increased on April 16, 2002 from nine (9) Directors to ten (10) Directors. Consequently, the Board of Directors currently consists of three (3) Class A Directors, two (2) Class B Directors, three (3) Class E Directors and two (2) Directors representing the holders of all classes of shares of the Bank’s common stock. Members of the Board of Directors are elected at annual meetings of stockholders of the Bank and each Director serves a term of three years. The terms of office of the Directors are staggered in order to provide for continuity on the Board of Directors. In the elections of Directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of Directors representing such class.

         Pursuant to the Articles of Incorporation if on the first working day of each year, starting from the year 2001, the number of Class B shares is lower than 20%, but equal or higher than 10%, of the total of all issued and outstanding shares as a result of their conversion into Class E shares, the holders of Class B shares will lose the right to elect one (1) Director. If this occurs, the holders of Class E shares will acquire the right to appoint an additional Director. Furthermore, if on the first working day of each year beginning with the year 2001, the amount of Class B shares outstanding is lower than 10% of the total of all issued and outstanding shares, the holders of Class B shares will lose the right to elect Directors and the holders of Class E shares will acquire the right to appoint a second additional Director. At May 31, 2002, the amount of Class B shares represented 22.16% of the total of all issued and outstanding shares.

         The following table sets forth the names and countries of citizenship of the Bank’s dignatarios as of the date hereof, their current office or position with other institutions, and their current office or position with the Bank. Dignatarios are elected annually by the members of the Board of Directors. Dignatarios attend meetings of the Board of Directors, participate in discussions and offer advice and counsel to the Board of Directors, but do not have the power to vote (unless they are also Directors of the Bank).

Position held by
Dignatario with the
Name	County of Citizenship	Bank

Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors

Ricardo M. Arango Partner, Arias, Fábrega & Fábrega	Panama	Secretary

Guillermo Güémez García Deputy Governor, Banco de Mexico	Mexico	Treasurer

José Castañeda Chief Executive Officer BLADEX	Peru	Chief Executive Officer

Audit Committee

         The members of the Audit Committee (created pursuant to the powers granted to the Board of Directors under the Bank’s Articles of Incorporation) are Sebastiao Toledo Cunha, Valentín Hernandez, Mario Covo and Ernesto Bruggia (who serves as Chairman). The Audit Committee met three times in the fiscal year ended December 31, 2001. Included among the oversight functions of the Audit Committee are: (i) the recommendation of the Bank’s independent auditors for appointment by the stockholders of the Bank; (ii) review of the Bank’s external audit plan and the results of the auditing engagement of the Bank’s independent auditors; (iii) review of the internal audit plan and the results of the Bank’s internal audits; and (iv) review of the adequacy of the Bank’s system of internal controls.

         Based on reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2001 be included in the Bank’s Annual Report.

         The aggregate amount of fees paid by the Bank to its independent auditors for professional services rendered in connection with the audit of the Bank for the fiscal year ended December 31, 2001 was approximately $182,049.

         Certain Directors also serve on the other committees established by the Board of Directors, including the Credit Committee, the Technology Committee and the Personnel Committee.

         The Bank does not have any Directors’ service contracts providing for benefits upon termination of their appointment.

         The Bank’s Personnel Committee among other functions, performs the functions of a remuneration committee. The members of the Personnel Committee are Will Wood (who serves as Chairman), Ernesto Bruggia, Guillermo Güemez and Miguel Gómez.

Advisory Council

         The Advisory Council was created by the Board of Directors in April 2000 pursuant to the powers granted to the Board of Directors under the Bank’s Articles of Incorporation. The duties of the members of the Advisory Council consist primarily of providing advice to the Board of Directors and management with respect to the business of the Bank in their areas of expertise. During the fiscal year ended December 31, 2001, the Advisory Council met twice.

         Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Corporation during the fiscal year ended December 31, 2001 for services rendered by the Advisory Council during 2001 was approximately $55,000.

         The following table sets forth the names of the members of the Advisory Council of the Bank as of the date hereof and certain other information.

Country of
Name	Position	Citizenship

Luis Pagani	President	Argentina

Arcor S. A. I. C

Roberto Teixeira Da Costa	Vice Chairman of the Board	Brasil

Banco Sul America

Nicanor Restrepo Santamaría	President	Colombia

Cía. Suramericana de Seguros, S. A

Carlos Martabit	General Manager, Finance Division	Chile

Banco del Estado de Chile

Eugenio Clariond	Chief Executive Officer	Mexico

Grupo Imsa, S. A. de C. V

Alberto Motta, Jr.	Vice President	Panama

Inversiones Bahía Ltd.

Alfredo Riviere	President	Venezuela

Sural, C. A

Employees

         As of December 31, 1999 and 2000, the total number of permanent employees of the Bank was 187 and 197, respectively. As of December 31, 2001, the total number of permanent employees was 215, which were geographically distributed as follows: Head Office in Panama:189; New York Agency 8; BLADEX Securities, LLC 7; Representative Office in Argentina 3; Representative Office in Brazil 4; and Representative Office in Mexico 4.

Share Ownership

         On October 13, 1995, the Board of Directors adopted a stock option plan (the “1995 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options on up to 300,000 Class E shares. The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E shares on the date of the grant of the option. On October 1, 1999, the Board of Directors adopted another stock option plan (the “1999 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options on up to 350,000 Class E shares. The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E shares on the date of the grant of the option. Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant. Options granted under both the 1995 Stock Option Plan and the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

         The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of these plans. Each exercise price listed below is equal to the fair market value of the Class E shares on the dates on which the options related thereto were granted under the plans.

Date of Grant	Number of shares	Exercise Price

October 13, 1995	90,000	$41.56

January 31, 1997	70,000	51.19

February 6, 1998	70,000	42.56

February 4, 1999	70,000	23.03

February 4, 2000	70,000	23.16

February 6, 2001	70,000	32.88

         As of May 31, 2002, 62,766 Class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

         In 1999, the Board of Directors approved the adoption of two employee stock programs. These programs were implemented in the year 2001 and have the following terms:

(1)	Deferred Equity Unit Plan (the “DEU Plan”): Employees who participate in the Bank’s stock purchase plan and make elections thereunder to receive up to 25% of their annual bonuses in Class E shares of the Bank (the “Bonus Shares”) automatically participate in the DEU Plan. Under the DEU Plan, the Bank grants to the employee one deferred equity unit for every two Bonus Shares purchased under the stock purchase plan. Each deferred equity unit represents the right to receive one Class E share of the Bank (or the economic equivalent thereof.) A participating employee will vest in the deferred equity units credited to him or her if the participant (i) remains employed by the Bank through the applicable vesting period and (ii) allows the Bonus Shares to be held in the Bank’s custody (or under alternative arrangements) through the vesting period. The vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units. In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment. Payments in respect of deferred equity units are made after vesting. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the Class E shares) if and after the underlying deferred equity units vest.

(2)	Deferred Compensation Plan (the “DC Plan”): The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a Class E share of stock of the Bank. Each deferred equity unit represents the right to receive a Class E share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which includes past service with the Corporation). Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of Class E shares) if and after the underlying deferred equity units vest. The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee’s annual compensation.

         As of the date hereof, an aggregate number of 122 and 4,308 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, have been granted to eligible employees of the Bank under the DEU Plan and the DC Plan, respectively. As of the date hereof, no deferred equity units granted under the DEU Plan or the DEC Plan have vested.

         As of March 31, 2002, the Bank’s executive officers, Directors and advisory council members, as a group, owned an aggregate of 49,826 Class E shares, which was less than 0.7% of all issued and outstanding Class E shares.

         The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and Directors and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan, the 1999 Stock Option Plan and the Board Plan as of May 31, 2002.

		Number of Shares
		that may be
	Number of Shares	Acquired within 60
Name and Position of	Beneficially Owned	Days of May 31,	Options under 1995	Options under 1999	Rights under DEU
Executive Officer	as of May 31, 2002	2002	Stock Option Plan	Stock Option Plan	Plan	Rights under DC Plan

José Castañeda(1) Chief Executive Officer	25,726	55,333	55,648	20,526	0	350

Jaime Rivera Chief Operating Officer	0	0	0	0	0	0

Miguel Moreno Senior Vice President – Controller	0	0	0	0	0	0

Christopher E. D Hesketh(2) Senior Vice President – Treasury	3,000	25,701	25,433	11,150	0	228

Haydeé A. de Cano(3) Senior Vice President – Administration and Human Resources	300	29,207	29,720	8,730	0	174

Carlos Yap S.(4) Vice President – Finance and Performance Management	0	21,900	21,905	10,492	0	146

Miguel A. Kerbes Vice President – Risk Management	0	0	0	3,750	0	0

Joaquín Uribe Vice President – Processes, Technology and Operations	0	0	0	0	0	0

(1)	Mr. Castañeda’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 18,000 on October 13, 1995, 14,000 on January 31, 1997, 14,000 on February, 1998, 4,666 on February 4, 1999 and 4,982 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 6,526 on February 4, 2000, and 14,000 on February 6, 2001.

(2)	Mr. Hesketh’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 7,700 on October 13, 1995, 6,000 on January 31, 1997, 7,000 on February 6, 1998, 2,500 on February 4, 1999 and 2,233 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 4,150 on February 4, 2000, and 7,000 on February 6, 2001.

(3)	Ms. de Cano’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 8,350 on October 13, 1995, 6,500 on January 31, 1997, 6,600 on February 6, 1998, 4,000 on February 4, 1999 and 4,270 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 2,730 on February 4, 2000, and 6,000 on February 6, 2001.
(4)	Mr. Yap’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 5,234 on October 13, 1995, 6,000 on January 31, 1997, 6,000 on February 6, 1998, 2,333 on February 4, 1999 and 2,338 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 3,492 on February 4, 2000, and 7,000 on February 6, 2001.

         The exercise prices of the options granted to the executive officers listed above under the 1995 Stock Option Plan and the 1999 Stock Option Plan are set forth below.

Date of Grant	Exercise Price

October 13, 1995	$41.56

January 31, 1997	51.19

February 6, 1998	42.56

February 4, 1999	23.03

February 4, 2000	23.16

February 6, 2001	32.88

	Number of Shares	Number of Shares that may be
	Beneficially Owned	Acquired within 60 Days of	Options under the
Name of Director	as of May 31, 2002	May 31, 2002	Board Plan

Rubens Amaral	0	304	304

Guillermo Güémez García	0	0	0

Miguel Gómez M	0	0	0

Ernesto Bruggia	0	304	304

Valentín Hernández	0	304	304

Will C. Wood	800	304	304

Sebastiao Toledo Cunha	0	456	456

Mario Covo	0	304	304

Jose Castenada	0	0	0

Gonzalo Menéndez Duque	0	304	304

         For additional information regarding stock options granted to executive officers and Directors, see Note 14 of the Notes to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

         As of the date hereof, the Bank is not directly or indirectly owned or controlled by another corporation or any foreign government, and no person is the registered owner of more than 7% of the total outstanding shares of voting capital stock of the Bank.

         The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at May 31, 2002:

	At May 31, 2002

Class A	Number of Shares	% of Class	% of Total

Banco de la Nación Argentina	462,543	9.4%	2.7%

Banco de la Nación Peru	446,556	9.0%	2.6%

Banco Central del Paraguay	434,658	8.8%	2.5%

Banco do Brasil	431,217	8.8%	2.5%

Banco Central del Ecuador	431,217	8.8%	2.5%

Banco del Estado de Chile	323,413	6.6%	1.9%

Banco de Comercio Exterior de Venezuela	288,253	5.9%	1.7%

Total Shares of Class A Common Stock	4,911,185	100.0%	28.3%

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	435,360	11.3%	2.5%

The Bank of Tokyo – Mitsubishi Ltd.	294,345	7.6%	1.7%

Banco de la Nación Peru	288,807	7.5%	1.6%

Total Shares of Class B Common Stock	3,842,479	100.0%	22.1%

Class E*	Number of Shares	% of Class	% of Total

Genesis Inv. Management	1,047,000	12.2%	6.0%

Harris Associate	1,038,000	12.1%	5.9%

Farallon Capital Management	981,700	11.4%	5.6%

Fidelity Management	897,400	10.4%	5.1%

Wellington Management	602,760	7.0%	3.5%

Brandes Investment	518,155	6.0%	3.0%

Total Shares of Class E Common Stock	8,588,994	100.0%	49.5%

Total Shares of Common Stock	17,342,658		100.0%

*	Source: Bloomberg’s Report dated June 25, 2002

         All common shares have the same rights and privileges regardless of their class, except that: (i) the affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Amended and Restated Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Amended and Restated Articles of Incorporation; (ii) the Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders; (iii) the Class B shares may be converted into Class E shares; (iv) the holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E common shares do not; and (v) the classes vote separately for their respective Directors.

         Prior to the approval of the Amended and Restated Articles of Incorporation at the 2000 Annual Meeting, the holders of the Class C shares and the Class D shares had the right to convert up to 100% of their Class C shares or Class D shares into Class E shares at a conversion rate of ten (10) Class C shares or ten (10) Class D shares for nine (9) Class E shares. From 1998 through 2000, a total of 300,420 Class C shares were converted into 270,377 Class E share. During 1998 and 1999, two holders of Class C shares representing 6.3% and 6.7%, respectively, of the total amount of all Class C shares outstanding converted their holdings into Class E shares. During 2000, a total of 417,133 Class B shares were converted into 417,128 Class E shares.

         As of May 31, 2002, there were no Class A shares held by institutions located in the United States. At May 31, 2002, 3.9% of the total Class B shares outstanding were held by institutions located in the United States, representing 0.9% of the Bank’s total common shares. Because a majority of Class E shares are held by or in the name of the Depository Trust Company, the Bank does not have precise information regarding Class E shareholders in this regard.

Related Party Transactions

         Certain directors of the Bank are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other financial institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.

         The consolidated balance sheets and consolidated statements of income included in the Consolidated Financial Statements include information pertaining to transactions with related parties (shareholder banks and their affiliates), including the amounts of such transactions. See Note 3 to the Notes of the Consolidated Financial Statements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

         See Item 19.

Dividends

         Prior to December 2000, the Board of Directors declared and paid dividends to holders of both common stock and preferred stock on an annual basis. The Board of Directors, at a meeting held on February 4, 2000, declared an annual dividend of $1.25 per common share, an increase of 30% compared to $0.96 paid in 1999. This dividend was payable on March 3, 2000 to shareholders of record as of February 18, 2000. The aggregate amount of the common stock dividend declared was approximately 26% of BLADEX’s reported net income for 1999, after payment of preferred stock dividends. On April 28, 2000, the Board of Directors approved a one time special dividend of $1.25 per common share payable on May 29, 2000 to shareholders of record as of May 11, 2000. The Board of Directors also declared a special cash dividend of $2.26 per preferred share, payable in two equal installments on May 15, 2000 and November 15, 2000 to preferred stockholders of record as of April 28, 2000 and October 31, 2000, respectively.

         On December 6, 2000, the Board of Directors approved an increased dividend payout ratio and a plan to declare and pay dividends on a quarterly basis, rather than annually. The Bank intended through these actions to improve shareholder value while continuing to invest in the Bank’s growth. The Board of Directors approved a target dividend payout ratio of 40% of net income. The Bank’s cash dividend payout ratio has generally been close to 25% of the prior year’s net income. The application of the new target dividend payout ratio of 40% of net income and the quarterly declaration and payment of dividends began in the first quarter of 2001.

         The Board of Directors, at a meeting held on February 5, 2001, declared a quarterly dividend of $0.47 per common share. This dividend was payable on March 5, 2001 to stockholders of record as of February 22, 2001. At the same meeting, the Board of Directors also declared a quarterly cash dividend of $0.84 per preferred share, payable in two equal installments on May 15, 2001 and November 15, 2001 to preferred stockholders of record as of February 22, 2001 and October 31, 2001, respectively.

         The Board of Directors, at a meeting held on April 26, 2001, declared a regular quarterly cash dividend of $0.47 per common share. This dividend was payable on May 29, 2001 to stockholders of record as of May 18, 2001. At the same meeting, the Board of Directors also declared a regular quarterly cash dividend of $0.84 per preferred share, payable on May 15, 2001 to preferred stockholders of record as of April 30, 2001.

         The Board of Directors, at a meeting held on July 23, 2001, declared a regular quarterly cash dividend of $0.47 per common share. This dividend was payable on August 30, 2001 to stockholders of record as of August 20, 2001. At the same meeting, the Board of Directors also declared a regular quarterly cash dividend of $0.84 per preferred share, payable on August 14, 2001 to preferred stockholders of record as of July 31, 2001.

         The Board of Directors, at a meeting held on November 9, 2001, declared a regular quarterly cash dividend of $0.47 per common share. This dividend was payable on December 6, 2001 to stockholders of record as of November 23, 2001. At the same meeting, the Board of Directors also declared a regular quarterly cash dividend of $0.84 per preferred share, payable on December 20, 2001 to preferred stockholders of record as of December 6, 2001.

         On February 5, 2002, the Board of Directors suspended dividends on common shares, believing that it is in the best interests of shareholders to conserve the Bank’s capital resources until the probable outcome of the Bank’s exposure to Argentina is more clear.

Significant Changes

         There has not been any significant change since December 31, 2001. The impact of the future adoption of the SFAS 141, 142, 143 and 144 is not expected to have a material effect on the Bank’s financial statements.

Item 9. The Offer and Listing

Offer and Listing Details

         On October 1, 1992, the Bank concluded a public offering in the United States of 4,000,000 Class E shares with no par value. On December 22, 1994, the Bank concluded another offering of 3,200,000 Class E shares. The Class E shares are listed on the New York Stock Exchange under the symbol BLX. The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.

	Price per Class E Share (in $)

	High	Low

1997	55.50	38.00

1998	44.00	12.94

1999	34.13	16.19

2000	34.88	21.25

2001	37.70	25.30

	Price per Class E Share (in $)

	High	Low

2000:

First Quarter	28.63	21.81

Second Quarter	28.00	21.25

Third Quarter	28.50	25.50

Fourth Quarter	34.88	24.44

2001:

First Quarter	34.75	30.60

Second Quarter	37.70	30.80

Third Quarter	37.34	27.43

Fourth Quarter	34.60	25.30

	Closing Price Class E Share (in $)

	High	Low

2001:

December	31.35	25.30

2002:

January	29.70	21.50

February	23.14	15.50

March	23.16	20.00

April	22.25	18.02

May	19.00	18.01

Markets

         The Bank’s Class A shares and Class B shares were sold in private placements, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded, represent approximately 47% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2001.

Item 10. Additional Information

Memorandum and Articles of Association

         BLADEX is a Bank organized under the laws of the Republic of Panama, registered in the Mercantile Section (Persons) of the Public Registry of the Republic of Panama at file card 021666, roll 1050, image 0002. Article 2 of BLADEX’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development of Latin American countries, mainly by promoting foreign trade. For the attainment of this purpose, the Bank may: (1) establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export; (2) foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin; (3) promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems; (4) collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and (5) generally engage in any kind of banking or financial business intended to promote the development of Latin American countries. The Articles of Incorporation provide that BLADEX may also engage in activities other than those described above, provided that it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of Class A shares issued and outstanding.

         BLADEX’s Articles of Incorporation provide that the Board of Directors shall direct and control the business and assets of the Bank, except for those matters specifically reserved to shareholders by law or the Articles of Incorporation. The Board of Directors may, however, grant general and special powers of attorney, authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board of Directors, as the Board of Directors may deem convenient to entrust to each of them. The Articles of Incorporation of BLADEX do not contain provisions limiting the ability of the Board of Directors to approve a proposal, arrangement or contract in which a Director is materially interested, or a provision which limits the ability of the Board of Directors to fix the compensation of its members, a provision which requires the mandatory retirement of a Director at any prescribed age or a provision which requires that a certain number of shares be owned by a person to qualify as a Director.

         The Board of Directors consists of ten (10) members, as follows: three (3) Directors are elected by the holders of the Class A shares; two (2) Directors are elected by the holders of the Class B shares; three (3)

Directors are elected by the holders of the Class E shares; and two (2) Directors are elected by the holders of all of the common shares. Notwithstanding the foregoing, if due to the conversion of Class B shares, the number of outstanding shares of this class falls below certain percentages prescribed in the Articles of Incorporation, holders of Class B shares may lose the right to elect any member of the Board of Directors.

         The Directors are elected by shareholders for periods of three (3) years and they may be re-elected. The holders of the Class A, Class B and Class E shares vote separately as a class for the election of the Directors of the Bank representing such class. For the election of Directors, the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of Directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the Directors to be elected or among two or more of them, as the shareholder may decide.

         All common shares have the same rights and privileges regardless of their class, except that: (i) the affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Articles of Incorporation; (ii) the Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders; (iii) the Class B shares may be converted into Class E shares; and (iv) the holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E shares do not; and (v) the classes vote separately for their representative directors.

         Preferred shares receive a minimum annual preferred dividend of 8% per annum to be declared by the Board of Directors and to be paid, as any other dividend, in semiannual or quarterly installments, as prescribed by the Board of Directors. The Bank may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shareholders in that year or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid. In the event that the Bank fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the Bank fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the Bank, the holders of preferred shares shall be entitled to elect a member of the Board of Directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist. Preferred shares have no voting rights, except for the election of a Director in the event mentioned above. Preferred shares have no preemptive rights under Article 6 of the Articles of Incorporation.

         The rights of the holders of the common shares may be changed by an amendment to the Articles of Incorporation of the Bank. Amendments to the Articles of Incorporation may be adopted by the affirmative vote of one-half plus one of the common shares represented at the respective meeting, except for the following amendments which require, in addition, the affirmative vote of three-quarters (3/4) of all issued and outstanding class A shares: (i) any amendment to the Bank’s purposes or powers, (ii) any amendment to the capital structure of the Bank and the qualifications to become a holder of any particular class of shares, (iii) any amendment to the provisions relating to the notice, quorum and voting at shareholders’ meetings, (iv) any amendment to the composition and election of the Board of Directors, as well as notices, quorum and voting at meetings of Directors, (v) any amendments to the powers of the Chief Executive Officer of the Bank and (vi) any amendments to the fundamental financial policies of the Bank.

         The Articles of Incorporation of BLADEX provide that there will be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the Board of Directors, to elect Directors and transact any other business duly submitted to the meeting by the Board of Directors. In addition, holders of the common shares shall hold extraordinary meetings when called by the Board of Directors, as it may deem necessary. The Board of Directors or the President of the Bank must call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of the issued and outstanding capital. Notice of meetings of shareholders, whether ordinary or extraordinary, are personally delivered to each registered shareholder or sent by fax, telex, courier, air mail or any other means authorized by the Board of the Directors, at least 30 days before the date of the meeting, counted from the date that the notice is sent. The notice of the meeting must include the agenda of the meeting. At any meeting of shareholders, shareholders may be represented by a proxy who need not be a shareholder, and who may be appointed by public or private document, with or without power of substitution. Whenever the holders of the preferred shares are entitled to vote pursuant to the Articles of Incorporation, a meeting of the holders of the preferred shares shall be called by the President of the Bank as soon as possible. Upon request to the Board of Directors or the President of the Bank, shareholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of the Articles of Incorporation and the By-laws, is within their competence. In order to have a quorum at any meeting of shareholders, it is required that one-half plus one of the common shares issued and outstanding be represented at the meeting. Whenever a quorum is not obtained at a meeting of shareholders, the meeting shall be held on the second meeting date set forth in the notice of the meeting with the common shares represented on such second meeting date. All resolutions of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at the meeting where the resolution was adopted, except for those cases mentioned above that require a super-majority vote.

         Class A shares may only be issued as registered shares in the name of any of the following entities in Latin American countries: (i) central banks, (ii) banks in which the State is the majority shareholder or (iii) other government agencies. Class B shares may only be issued in the name of banks or financial institutions. Class E shares and preferred shares may be issued in the name of any person, whether a natural person or a legal entity.

         Article 11 of the Articles of Incorporation of BLADEX establishes that the adoption of resolutions approving the merger or consolidation of BLADEX with another entity requires the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters (3/4) of all issued and outstanding class A common shares.

         Neither BLADEX’s Articles of Incorporation nor its By-laws contains any provision requiring that any disclosure be made with respect to the ownership of any shareholder above an ownership threshold.

         There are no conditions imposed by the Articles of Incorporation governing changes in capital which are more stringent than required by Panamanian law.

Material Contracts

         The Bank has not entered into contracts outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report.

Exchange Controls

         There are currently no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights of foreign stockholders to hold or vote stock.

Taxation

         The following is a summary of certain U.S. federal and Panamanian tax matters that may be relevant with respect to the acquisition, ownership and disposition of Class E shares. Prospective purchasers of Class E shares should consult their own tax advisors as to the United States, Panamanian or other tax consequences of the acquisition, ownership and disposition of Class E shares.

         This summary does not address the consequences of the acquisition, ownership or disposition of the Bank’s Class A shares or Class B shares.

United States Taxes

         This summary describes the principal United States federal income tax consequences of the acquisition, ownership and disposition of the Class E shares sold in the 1992 and 1994 offerings, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current and subsequent holders that hold or will hold, respectively, Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities, financial institutions, tax-exempt entities, life insurance companies, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the dollar, or a holder that owns 10% or more of the voting shares of the Bank.

         This summary is based upon the Code existing, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative procurements, as all in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations. Purchasers or holders of Class E shares should consult their own tax advisors as to the United States federal, state and local, and foreign tax consequences of the purchase, ownership and disposition of Class E shares in their particular circumstances.

         As used herein, a “U.S. Holder” refers to a holder of Class E shares that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized or created in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source of its income, (iv) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (v) any holder otherwise subject to United States federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). In the case of a holder of Class E shares that is a partnership for United States tax purposes, each partner will take into account its allocable share of income, gain or loss from the Class E shares, and will take such income, gain or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

Taxation of Distributions

         Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under United States federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See “– Taxation – United States Taxes – Taxation of Capital Gains.” The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

         Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “financial services income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

         Less than 25 percent of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true. If this remains the case, a holder of Class E shares that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to United States federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” “foreign personal holding companies,” corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of Class E shares.

Taxation of Capital Gains

         Gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition. Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition. Otherwise, the gain will be treated as a short-term capital gain. Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of noncorporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of noncorporate U.S. Holders may be carried over indefinitely.

         A non-U.S. Holder of Class E shares will generally not be subject to United States federal income tax or withholding tax on gain realized on the sale or other disposition of Class E shares. Special rules may apply in the case of non-U.S. Holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” “foreign personal holding companies,” corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Class E shares.

Passive Foreign Investment Company Status

         Under the Code, certain rules apply to an entity classified as a “passive foreign investment company” (“PFIC”). A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (i) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (ii) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The Code provides an exception for foreign institutions in the active conduct of a banking business, provided the institution is licensed to do business in the United States. Under Proposed Regulations, the exception is for active banks licensed by federal or state regulatory authorities to do business as a bank in the United States, provided the foreign bank is not prohibited from taking deposits or making loans. Based on its current and intended method of operations as described herein, the Bank believes that it is not a PFIC under current U.S. federal income tax law because it is eligible for the exception available to U.S. licensed banks in the Code and the proposed regulations. The Bank intends to continue to operate in a manner that will entitle the Bank to rely upon that exception to avoid classification as a PFIC.

         If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (ii) the amount allocated to the current taxable year would be treated as ordinary income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder of Class E shares who uses such stock as security for a loan will be treated as having disposed of such stock.

         If the Bank were a PFIC, U.S. Holders of interests in a holder of Class E shares may be treated as indirect holders of their proportionate share of the Class E shares and may be taxed on their proportionate share of any excess distributions or gain attributable to the Class E shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of Class E shares.

         If the Bank were to become a PFIC, a U.S. Holder could make an election, provided the Bank complies with certain reporting requirements, to have the Bank treated, with respect to such U.S. Holder, as a “qualified electing fund” (hereinafter referred to as a “QEF election”), in which case, the electing U.S. Holder would be required to include annually in gross income the U.S. Holder’s proportionate share of the Bank’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed. If the Bank were to become a PFIC, the Bank intends to so notify each U.S. Holder and to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election and will provide to record U.S. Holders of Class E shares such information as may be required to make such QEF election.

         If the Bank is a PFIC in any year, a U.S. Holder who beneficially owns Class E shares during such year must make an annual return on Internal Revenue Service Form 8621, which describes the income received (or deemed to be received if a QEF election is in effect) from the Bank. The Bank will, if applicable, provide all information necessary for a U.S. Holder of record to make an annual return on Form 8621.

         A U.S. Holder that owns certain “marketable stock” in a PFIC may elect to mark-to-market such stock and, subject to certain exceptions, include in income any gain (increases in market value) or loss (decreases in market value to the extent of prior gains recognized) realized as ordinary income or loss to avoid the adverse consequences described above. U.S. Holders of Class E shares are urged to consult their own tax advisors as to the consequences of owning stock in a PFIC and whether such U.S. Holder would be eligible to make either of the aforementioned elections to mitigate the adverse effects of such consequences.

Information Reporting and Backup Withholding

         Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service (the “IRS”) with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 30% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (i) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

         There is no income tax treaty between Panama and the United States.

Panamanian Taxes

         The following summary of certain Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this Annual Report and is subject to any subsequent change in Panamanian laws and regulations that may come into effect after such date. The principal Panamanian tax consequences of ownership of Class E shares are as follows:

Generally

         Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panamanian or foreign corporations or individuals from offshore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions.

         The Bank is not subject to income taxes in Panama pursuant to a special exemption granted by the government of Panama under Law 38 enacted on July 25, 1978. In addition, even in the absence of such special legislation, under Panamanian law banks are not subject to income tax on their offshore income. Since the Bank’s loans are primarily made outside Panama, the Bank would have limited tax liability even in the absence of special legislation.

Taxation of Distributions

         Dividends and distributions paid by the Bank in respect of its shares are also exempt from withholding tax under the aforementioned special legislation. If such special legislation did not exist, Panama would impose a 10% withholding tax on dividends or distributions paid in respect of the Bank’s registered shares (20% in respect of the Bank’s bearer shares), to the extent such dividends are paid from income derived by the Bank from Panamanian sources.

Taxation of Capital Gains

         Inasmuch as almost all of the Bank’s income derives from non-Panamanian sources, capital gains realized by an individual or corporation, regardless of its nationality or residency, on the sale or other disposition outside of Panama of Class E shares should not be subject to taxes in Panama. However, there are no rules of allocation with respect to derivation of income currently in effect in Panama and it cannot be determined with certainty when the tax authorities would consider that a significant amount of the Bank’s income derives from Panamanian sources, thus resulting in the taxation of capital gains realized on the sale or disposition of the Bank’s Class E shares. Recently enacted legislation would help to settle uncertainties on this topic as it makes clear that capital gains realized on the sale or disposition of securities registered with the National Securities Commission of

Panama would not be subject to taxes in Panama, provided that the sale or disposition is made through a stock exchange or any other organized market. The Bank’s Class E shares are not currently registered with the National Securities Commission of Panama.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

         The information set forth in Note 17 and Note 2(j) of the Notes to the Consolidated Financial Statements and in “Operating and Financial Review and Prospects – Liquidity, – Asset/Liability Management, and – Interest Rate Sensitivity” are incorporated herein by reference.

         The Bank’s risk management policies, as approved by the Bank’s Board of Directors from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Bank’s Board of Directors constitute the Bank’s Credit Policy and Risk Assessment Committee, which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls the credit and market exposure of the Bank. Additionally, the Bank established ALCO (as defined in “Information on the Company – Asset/Liability Management”) with the purpose of monitoring and managing the interest rate gap of the Bank and also to coordinate lending and funding activities in order to optimize profits and reduce interest rate and liquidity risks. ALCO consists of participants from the Credit and Marketing Department, the Treasury Department, the Risk Management Department and the Finance and Performance Management Department as well as the Chief Operating Officer.

         The Bank’s primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk.

         The Bank’s liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis. The Bank manages short-term liquidity risk by investing a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits in overnight deposits with maturities of less than one week and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as Euro certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days. See “Information on the Company – Investments.” These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s Investors or Fitch IBCA, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks located outside of the Region that usually carry ratings of A-1, P-1 or F-1 by two of the above rating agencies. These banks must have a correspondent relationship with BLADEX and be approved by the Board of Directors on an annual basis. The primary objectives for these investments are security and liquidity. In order to manage its liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

         The Bank’s interest rate risk arises from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. Consequently, there is a potential adverse impact on the Bank’s net interest income that might result from changes in interest rates. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days cannot exceed 200% of the Bank’s total capital. For the period on a cumulative basis at 180 days, the gap cannot exceed 100% of the Bank’s total capital. The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, as discussed above. The Bank also uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments. For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Note 17 and Note 2(j) of the Notes to the Consolidated Financial Statements.

Derivative Financial Instruments

         Effective January 1, 2001, the Bank adopted SFAS 133 relating to accounting for financial instruments that are considered to be derivatives. Pursuant to SFAS 133, these financial instruments are booked on the balance sheet at their fair value. For control purposes, these financial instruments are recorded at their nominal amount or notional amount on the memorandum accounts.

         In the normal course of business, the Bank had outstanding derivative financial instruments in the following notional amounts at the dates indicated below:

	December 31,

	2001	2000

	(in millions)
Options	$100	$100

Interest rate swaps, less set-offs	156	190

Foreign exchange forward contracts, less set-offs	450	346

	$706	$636

Options

         During the third quarter of 1997, the Bank entered into a series of put option contracts providing for guarantees to a counterparty with respect to certain assets with an aggregate face value of $221.4 million. At certain specified exercise dates, or in the event of default, the counterparty has the right to sell an underlying asset to the Bank (generally at par), if the market yield on the underlying asset exceeds the strike yield set forth in the contract. The underlying assets consist of debt issued by several sovereign borrowers in the Region for a notional value of $221.4 million. At December 31, 2001, the notional value of these outstanding options was $100 million. Provisions for possible losses on these guarantees were established in 1997 and 1998 to cover the mark-to-market valuation of the underlying assets of the options. On January 1, 2001 as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated and the balance of $5.0 million, together with the remaining unamortized premium received of $1.9 million, were compared to $5.6 million generated by the market valuation of options at that date, resulting in a SFAS 133 transition adjustment of approximately $1.4 million. See Note 19 to the Consolidated Financial Statements.

Derivative Financial Instruments

         The Bank utilizes derivatives and foreign exchange financial instruments for its asset/liability activities. All of the forward exchange contracts entered into during 2001 and 2000 were made by the Bank as end-user to hedge foreign exchange risks arising from the Bank’s lending activity and the issuance of non-dollar short-term Euro commercial paper and Euro medium-term notes. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an off-setting contract in the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts by establishing limits on amounts of such contracts and terms by clients, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments or vice versa.

Types of Derivative and Foreign Exchange Instruments

         Derivative and foreign exchange instruments negotiated by the Bank are mainly executed over-the-counter (“OTC”). These contracts are executed between two counterparts that negotiate specific agreement terms, including notional amount, exercise price and maturity. The following instruments are used by the Bank for purposes of asset/liability activities:

         Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period.

         Cross-currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.

         Forward foreign exchange contracts represent agreements to transact on a future date at agreed-upon terms.

Foreign Exchange Risk Management

         Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk due to this cross-currency funding.

         Quantitative information on derivative financial instruments outstanding at December 31, 2001 and 2000 are set forth below:

	Notional amount		Balance sheet credit exposure

	December 31,	December 31,	December 31,	December 31,
	2001	2000	2001	2000

		(in thousands)
Interest rate swap agreements	$196,000	$270,000	$2,182	$18

Less set-offs	40,000	80,000	2,420	133

	$156,000	$190,000	$(238)	$(115)

Foreign exchange forward contracts	$511,565	$441,389	$36,779	$(23,423)

Less set-offs	61,142	95,461	(5,593)	(1,949)

	$450,423	$345,928	$42,372	$(21,474)

         Remaining contracts outstanding at December 31, 2001 with notional principal amounts less set-offs are as follow:

	December 31,

	2001	2002	2003	2004

		(in thousands)
Interest rate swaps less set-offs	$156,000	$36,000	$0	$0

Foreign exchange forward contracts	$450,423	$204,584	$126,634	$14,098

Options	$100,000	$0	$0	$0

         Interest rate swaps less set-offs, with maturities from May 15, 2002 to November 17, 2003, are matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of the Bank’s credit portfolio.

Fair Value Disclosure of Financial Instruments

         For information regarding fair value disclosure of financial instruments, see Note 18 of the Notes to the Consolidated Financial Statements.

Accounting and Reporting Development

Impact of SFAS 133 on the Bank’s Financial Statements

         On January 1, 2001, the Bank adopted SFAS 133 and 138 dealing with the fair market value of all derivative instruments on the balance sheet. As of January 1, 2001, the fair market valuation of certain options and interest rate swaps increased earnings by $1 million. As of December 31, 2001, the fair market valuation of derivatives used in the Bank’s hedging activities added $7.4 million to earnings. The Bank’s capital accounts were negatively impacted by $0.5 million, relating to the mark-to-market of the cash flow hedges. The Bank’s policy is not to engage in hedging activities or maintain derivative positions other than routine swaps to hedge existing normal currency and interest rate positions.

         The adoption of SFAS 133 affected the “cumulative effect of accounting changes” account and the “other income” account, both of which impacted the statement of income included in the Consolidated Financial Statements as follows:

	December 31, 2001

	Options	Forward Contracts	Interest Rate Swaps	Total

		(in thousands)
Cumulative effect of accounting changes:

Transition adjustment (one time Adjustments

made on January 1, 2001)	$1,359	$0	$(229)	$1,129

Other Income:

Change in fair value of

derivatives and hedging

activities	$4,409	$19	$2,952	$7,379

Total	$5,768	$19	$2,723	$8,508

         Also, the adoption of SFAS 133 affected the “other comprehensive income” account on the Bank’s consolidated balance sheet as follows:

December 31,
2001

(in thousands)
Other comprehensive income:

Transition adjustment related to the transfer of held

to maturity to available for sale securities upon

adoption of SFAS 133	$421

Net change in unrealized losses on derivatives	$(541)

Other comprehensive loss	$(119)

         The table below lists for each of the years 2001 to 2005 the notional amounts and weighted interest rates, as of December 31, 2001, for the Bank’s investments, borrowings and placements, cross currency swaps and interest rate swaps.

	Maturities

						Total	Fair Value
	2001	2002	2003	2004	2005	2001	2001

			(in thousands)
Investments

Fixed Rate

US Dollars	$158,740	$65,643	$6,000	$13,000		$243,383	$208,662

	7.03%	8.10%	10.00%	12.00%		7.66%	7.66%

EUR		11,719				11,719	11,719

		14.25%				14.25%	14.25%

JPY		327,470				327,470	327,470

		8.20%				8.20%	8.20%

Borrowings and Placements

Fixed Rate

US Dollars	1,990,359	78,000	15,202	21,000		2,104,561	2,104,561

	3.58%	5.93%	4.16%	8.05%		3.72%	3.72%

EUR	7,000					7,000	7,000

	4.80%					4.80%	4.80%

JPY	1,000,000		2,000,000			3,000,000	3,000,000

	1.80%		4.20%			2.52%	2.52%

CHF	30,000					30,000	30,000

	2.52%					2.52%	2.52%

Variable Rate

US Dollars	532,496	696,370	226,657	31,402	19,000	1,505,924	1,505,924

	2.99%	3.43%	3.43%	3.05%	3.14%	3.26%	3.26%

JPY	3,000,000	2,000,000		1,500,000		6,500,000	6,500,000

	0.33%	0.73%		0.84%		0.57%	0.57%

GBP	5,000					5,000	5,000

	10.60%					10.60%	10.60%

Cross Currency Swaps

Pay EUR fixed/		6,197				6,197

Receive US Dollars variable		5,765				5,765	5,639

EUR fixed rate		7.13%				7.13%

US variable rate		3.53%				3.53%

Pay JPY fixed/		325,000				325,000

Receive US Dollars fixed		2,993				2,993	3,730

JPY fixed rate		4.10%				4.10%

US fixed rate		10.05%				10.05%

Pay JPY variable/	1,609,500	7,809,646	11,481,400			20,900,546

Receive US Dollars variable	15,000	69,192	94,936			179,128	202,277

JPY variable rate	1.94%	2.04%	2.26%			2.16%

US variable rate	3.86%	4.03%	5.55%			4.82%

Pay US Dollars variable/	6,142					6,142	5,856

Receive EUR fixed	7,000					7,000

US variable rate	2.55%					2.55%

EUR fixed rate	0.00%					0.00%

Pay US Dollars variable/	8,330		17,600			25,930	24,823

Receive JPY fixed	1,000,000		2,000,000			3,000,000

US variable rate	2.82%		4.16%			3.73%

JPY fixed rate	1.80%		4.20%			3.40%

Pay US Dollars variable/	8,165					8,165	7,106

Receive GBP variable	5,000					5,000

US variable rate	3.39%					3.39%

GBP variable rate	10.60%					10.60%

Pay US Dollars variable/	24,013	19,000		14,098		57,111	48,865

Receive JPY variable	3,000,000	2,000,000		1,500,000		6,500,000

US variable rate	2.62%	3.46%		3.03%		3.00%

JPY variable rate	0.33%	0.73%		0.84%		0.57%

Pay	0					0

Receive US Dollars variable	2,552					2,552	2,700

FIM	0.00%					0

	Maturities

						Total	Fair Value
	2001	2002	2003	2004	2005	2001	2001

			(in thousands)

US variable rate	5.72%					5.72%

Interest Rate Swaps

US Dollars

Variable to fixed	80,000	40,000				120,000	124,980

Average pay rate	2.72%	5.43%				3.62%

Average receive rate	1.52%	3.04%				2.03%

Fixed to variable	45,000	31,000				76,000	73,201

Average pay rate	7.92%	5.97%				7.12%

Average receive rate	3.74%	4.50%				4.05%

Item 12. Description of Securities Other than Equity Securities

         Not required in this Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         At the 2000 Annual Meeting, shareholders approved the Articles of Incorporation. In adopting the Amended and Restated Articles of Incorporation, the shareholders approved three significant changes thereto, including a change in the capital structure of the Bank’s shares of common stock. This change consolidated the Bank’s Class B and Class C shares into a single class represented by new Class B shares and made such new Class B shares convertible at the option of the shareholder, on a share-for-share basis, into the existing Class E shares, which trade on the New York Stock Exchange. The holders of Class B shares may at any time, and with no limitation, exchange Class B shares for Class E shares, at a rate of one (1) Class B share for one (1) Class E share. When the right of conversion is exercised, the Class B shares being exchanged will be converted into Class E shares, and the certificates representing the Class B shares will be cancelled, and in their stead new certificates representing Class E shares will be issued. The principal advantage to holders of the Bank’s Class B shares of converting from Class B shares to Class E shares is that the holder will own securities for which there is a more liquid trading market. Class E shares issued in exchange for Class B shares that have not been outstanding for at least two years will not (unless they are registered by the Bank under the U.S. Securities Act of 1933, as amended) be freely tradable on the New York Stock Exchange until the end of a two-year holding period, which will include the holding period of the Class B shares for which the new Class E shares are exchanged.

         Prior to the approval of the Amended and Restated Articles of Incorporation at the 2000 Annual Meeting, the holders of the Class C shares and the Class D shares had the right to convert up to 100% of their Class C shares or Class D shares into Class E shares at a conversion rate of ten (10) Class C shares or ten (10) Class D shares to nine (9) Class E shares. While this conversion program was effective, a total of fourteen holders of Class C shares converted 1,329,852 Class C shares into 1,149,979 Class E shares. During July 1996, the sole owner of the Bank’s Class D shares converted 919,833 Class D shares, equal to all outstanding Class D shares, into 827,847 Class E shares.

         In December, 2000, the Board of Directors approved a stock repurchase program, an increased dividend payout ratio and a plan to declare and pay dividends on a quarterly basis, rather than annually. Under the repurchase program, BLADEX may, from time to time, at the discretion of management, purchase up to an aggregate of $75,000,000 of Class E shares on the open market at the then prevailing market price. BLADEX may also make one or more repurchases of up to an aggregate of $25,000,000 of Class shares in privately negotiated transactions at the then prevailing market price of the Class E shares. Any repurchases of Class A shares from a Class A shareholder may not exceed 25% of the number of shares owned by such Class A shareholder. This program was halted at the end of 2001.

         Under the share repurchase program, the Bank has repurchased through December 31, 2001 1,750,505 Class E shares and 318,140 Class A shares (which are not publicly traded) for a total of $70.0 million. During 2001, the Bank paid cash dividends in the amount of $39.2 million and repurchased common shares for an aggregate amount of $64.8 million, including the repurchase of Class A shares for $9.2 million and Class E shares for $55.6 million. As of the date hereof, no shares of common stock have been repurchased by the Bank in 2002 and no dividends have been declared or paid as the Board of Directors believes that it is in the best interests of shareholders to conserve the Bank’s capital resources (see “Risk Factors”).

Item 15. (Reserved)

Item 16. (Reserved)

PART III

Item 17. Financial Statements

         The Bank is providing the financial statements and related information specified in Item 18.

Item 18. Financial Statements

         See Item 19.

Item 19. Financial Statements and Exhibits

(a) List of Consolidated Financial Statements

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ José Castañeda José Castañeda

Chief Executive Officer

June 30, 2002

BANCO LATINOAMERICANO DE
EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

BANCO LATINOAMERICANO DE
EXPORTACIONES, S. A.
AND SUBSIDIARIES

Independent Auditor’s Report

Consolidated Balance Sheets at December 31, 2001 and 2000
Consolidated Statements of Income for Each of the Years in the Three-Year Period Ended December 31, 2001
Consolidated Statements of Changes in Common Stockholders' Equity for Each of the Years in the Three-Year Period Ended December 31, 2001
Consolidated Statements of Other Comprehensive Income for Each of the Years in the Three-Year Period Ended December 31, 2001
Consolidated Statements of Cash Flows for Each of the Years in the Three-Year Period Ended December 31, 2001
Notes to Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stockholders’ equity and cash flows, and other comprehensive income for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

As further disclosed in Note 6, the Bank has significant outstanding credit exposure with Argentine debtors totaling approximately US$1.1 billion at December 31, 2001. In addition, the Bank has Argentine exposure for US$292 million in securities purchased under agreements to resell, which are secured with U.S. Treasury securities. Considering the Argentine economic crisis and political situation, and the great uncertainty as to how or when these situations will be resolved, repayment problems with the Bank’s Argentine loans could have a material adverse effect on the Bank’s financial condition and results of operations. The Bank believes it has provided an appropriate level of allowance for credit losses given the information currently known regarding this matter, however, the situation of Argentina, over which the Bank has no control, is changing rapidly. The Bank will continue to monitor developments in Argentina closely and intends to take appropriate steps as more information and clarity on the Argentine government’s actions, and their resultant impact on the Bank’s credit exposure, become available.

As further disclosed in Notes 2(j) and 19, the Bank changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

February 5, 2002
Panama, Republic of Panama

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2000

	Note		2001	2000

Assets

Cash and due from banks	3	US$	1,988,568	1,434,547

Interest-bearing deposits with banks	3		556,682,169	312,128,062

Securities purchased under agreements to resell	4		291,871,322	0

Investment securities	5		362,098,271	395,458,879

Loans	3,6		4,733,709,698	4,927,465,068

Less:

Allowance for loan losses	7		177,483,648	110,387,682

Unearned income			20,120,613	10,685,511

Loans, net			4,536,105,437	4,806,391,875

Customers’ liabilities under acceptances	3		31,888,487	7,420,027

Premises and equipment	8		5,477,781	4,501,458

Accrued interest receivable	3		74,400,106	102,151,506

Other assets			64,923,605	31,195,190

Total assets		US$	5,925,435,746	5,660,681,544

Liabilities and Stockholders’ Equity

Deposits:	3,9

Demand		US$	71,096,235	44,824,273

Time			1,500,263,004	1,699,017,473

Total deposits			1,571,359,239	1,743,841,746

Short-term borrowings and placements	3,10		1,823,323,628	1,509,880,207

Medium and long-term borrowings and placements	3,11		1,787,161,319	1,582,479,486

Acceptances outstanding	3		31,888,487	7,420,027

Accrued interest payable	3		39,893,537	60,467,093

Other liabilities	7		58,159,298	41,577,802

Total liabilities			5,311,785,508	4,945,666,361

Redeemable preferred stock	12		15,231,960	15,810,380

Common stockholders’ equity:	3,13,14

Class “A”, common stock, no par value			34,862,304	34,862,304
(Authorized 20,000,000 class “A” common shares; issued and outstanding 4,911,185 in 2001 and 5,181,028 in 2000)

Class “B”, common stock, no par value			32,102,371	33,910,342
(Authorized 20,000,000 class “B” common shares; issued and outstanding 4,247,213 in 2001 and 4,518,410 in 2000)

Class “E” , common stock, no par value			66,252,743	64,078,522
(Authorized 30,000,000 class “E” common shares; issued and outstanding 8,182,440 in 2001 and 9,489,680 in 2000)

Treasury stock			(85,633,707)	(20,840,896)

Capital surplus			145,456,320	144,522,184

Capital reserves			305,210,154	305,210,154

Other comprehensive income			(506,280)	0

Retained earnings			100,674,373	137,462,193

Total common stockholders’ equity			598,418,278	699,204,803

Commitments and contingent liabilities	16,17,21

Total liabilities and stockholders’ equity		US$	5,925,435,746	5,660,681,544

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Income

For Each of the Years in the Three-Year Period Ended December 31, 2001

	Note		2001	2000	1999

Interest income:	3

Deposits with banks		US$	14,259,442	17,961,773	14,158,460

Investment securities			33,856,732	26,401,056	11,236,548

Loans			330,337,606	358,222,947	343,538,468

Total interest income			378,453,780	402,585,776	368,933,476

Interest expense:	3,9

Deposits			74,522,455	108,682,349	79,313,363

Short-term borrowings and placements			89,357,367	87,237,790	100,462,153

Medium and long-term borrowings and placements			95,802,927	93,995,752	76,460,163

Total interest expense			259,682,749	289,915,891	256,235,679

Net interest income			118,771,031	112,669,885	112,697,797

Provision for loan losses	7		77,144,445	8,000,000	14,700,000

Net interest income after provision for loan losses			41,626,586	104,669,885	97,997,797

Other income (expense):

Commission income			14,934,134	25,878,111	26,489,422

Commission expense and other charges			(1,243,171)	(1,136,430)	(1,009,368)

Provision for losses on off balance sheet credit risks	7		0	(11,200,000)	(6,000,000)

Derivates and hedging activities	19		7,378,770	0	0

Impairment loss on securities	4		(40,355,555)	0	0

Gain on sale of securities available for sale			4,798,368	0	0

Other income	6		653,844	88,774	193,529

Net other income (expense)			(13,833,610)	13,630,455	19,673,583

Operating expenses:

Salaries and other employee expenses	14		11,806,915	10,641,962	9,607,665

Pre-operating costs			2,966,955	925,108	0

Other operating expenses	8,21		11,619,822	9,612,716	6,970,318

Total operating expenses			26,393,692	21,179,786	16,577,983

Net income before income tax and cumulative effect of accounting change			1,399,284	97,120,554	101,093,397

Income tax	2		35,000	65,000	36,000

Net income before cumulative effect of accounting change			1,364,284	97,055,554	101,057,397

Cumulative effect of accounting change	19		1,129,413	0	0

Net income	15	US$	2,493,697	97,055,554	101,057,397

Earnings per share (after dividends on preferred stock and before cumulative effect of accounting change)	15	US$	0.00	4.83	4.95

Diluted earnings per share (before cumulative effect of accounting change)	15	US$	0.00	4.81	4.93

Earnings per share (after dividends on preferred stock and after cumulative effect of accounting change)	15	US$	0.06	4.83	4.95

Diluted earnings per share (after cumulative effect of accounting change)	15	US$	0.06	4.81	4.93

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Common Stockholders’ Equity

For Each of the Years in the Three -Year Period Ended December 31, 2001

		2001	2000	1999

Common stock:

Balance at beginning of the year	US$	132,851,168	132,848,420	134,803,109

Issuance of common shares		26,882	60,898	177,316

Difference in conversion of common shares		931	0	(97,675)

Retirement of Class “B” common shares		0	(58,150)	(2,034,330)

Stock option plan		338,437	0	0

Balance at end of the year	US$	133,217,418	132,851,168	132,848,420

Treasury stock:

Balance at beginning of the year	US$	(20,840,896)	0	0

Purchase of Class “A” common shares		(9,222,576)	(1,485,144)	0

Purchase of Class “B” common shares		0	(15,655,231)	0

Purchase of Class “E” common shares		(55,570,235)	(3,700,521)	0

Balance at end of the year	US$	(85,633,707)	(20,840,896)	0

Capital surplus:

Balance at beginning of the year	US$	144,522,184	144,361,894	144,040,400

Issuance of common shares		103,482	170,890	326,784

Difference in conversion of common shares		(784)	0	97,668

Retirement of Class “B” common shares		0	(10,600)	(102,958)

Stock option plan		831,438	0	0

Balance at end of the year	US$	145,456,320	144,522,184	144,361,894

Capital reserves:

Balance at beginning of the year	US$	305,210,154	305,210,154	256,516,711

Transfer from retained earnings		0	0	48,693,443

Balance at end of the year	US$	305,210,154	305,210,154	305,210,154

Accumulated other comprehensive income:

Balance at beginning of the year	US$	0	0	0

Transition adjustment for the adoption of SFAS 133		421,421	0	0

Net change in unrealized losses on securities available for sale		(387,005)	0	0

Net change in unrealized losses on derivatives		(540,696)	0	0

Balance at end of the year	US$	(506,280)	0	0

Retained earnings:

Balance at beginning of the year	US$	137,462,193	98,008,570	71,146,252

Net income		2,493,697	97,055,554	101,057,397

Cash dividends paid on:

Preferred shares		(5,150,693)	(7,533,303)	(3,045,133)

Common shares		(34,010,105)	(49,775,765)	(19,407,676)

Retirement of Class “B” common shares		0	(97,852)	(3,048,827)

Purchase of preferred shares		(120,453)	(195,012)	0

Earnings transferred to capital reserves		0	0	(48,693,443)

Difference in conversion of common shares		(266)	0	0

Balance at end of the year	US$	100,674,373	137,462,193	98,008,570

Balance at beginning of the year	US$	699,204,803	680,429,038	606,506,472

Changes during the year, net		100,786,525)	18,775,765	73,922,566

Balance at end of the year	US$	598,418,278	699,204,803	680,429,038

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

For Each of the Years in the Three-Year Period Ended December 31, 2001

		2001	2000	1999

Net income	US$	2,493,697	97,055,554	101,057,397

Other comprehensive income:

Adjustments related to transfer from securities held to maturity to available for sale		421,421	0	0

Net change in unrealized losses on securities available for sale		(387,005)	0	0

Net change in unrealized losses on derivatives		(540,696)	0	0

Other comprehensive loss		(506,280)	0	0

Comprehensive income	US$	1,987,417	97,055,554	101,057,397

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Years in the Three-Year Period Ended December 31, 2001

		2001	2000	1999

Cash flows from operating activities:

Net income	US$	2,493,697	97,055,554	101,057,397

Adjustments to reconcile net income to net cash provided by operating activities:

Derivatives and hedging activities		(8,508,183)	0	0

Depreciation of premises and equipment		1,194,768	1,141,924	1,084,720

Provision for loan losses		77,144,445	8,000,000	14,700,000

Impairment loss on securities		40,355,555	0	0

Provision for losses on off balance sheet credit risks		0	11,200,000	6,000,000

Gain on sale of securities available for sale		(4,798,368)	0	0

Net decrease (increase) in accrued interest receivable		27,751,400	1,724,560	(16,044,607)

Net (increase) decrease in other assets		(33,728,415)	(22,595,264)	(2,004,349)

Net (decrease) increase in accrued interest payable		(20,573,556)	11,958,776	1,610,935

Net increase (decrease) in other liabilities		24,548,983	(14,117,815)	(16,527,902)

Net cash provided by operating activities		105,880,326	94,367,735	89,876,194

Cash flows from investing activities:

Net decrease (increase) in loans		193,141,993	(357,125,939)	512,431,055

Net acquisition of premises and equipment		(2,171,091)	(736,278)	(1,191,275)

Proceeds from the redemption of securities		106,033,989	85,166,890	36,468,260

Proceeds from the sell of securities		84,634,197	0	0

Acquisition of securities		(226,465,025)	(174,098,615)	(52,887,500)

Net cash provided by (used in) investing activities		155,174,063	(446,793,942)	494,820,540

Cash flows from financing activities:

Net (decrease) increase in due to depositors		(172,482,507)	126,667,557	(88,822,717)

Net increase (decrease) in short-term borrowings and placements with original maturity of less than 90 days		243,434,696	71,401,629	(135,600,000)

Proceeds from short-term borrowings and placements with original maturity greater than 90 days		2,115,902,432	2,490,454,764	2,961,819,368

Repayments of short-term borrowings and placements with original maturity greater than 90 days		(2,045,893,707)	(2,572,946,969)	(3,188,877,114)

Proceeds from medium and long-term borrowings and placements with original maturity greater than 90 days		433,828,316	826,333,958	365,348,489

Repayments of medium and long-term borrowings and placements with original maturity greater than 90 days		(229,146,483)	(456,421,020)	(422,379,595)

Cash dividends paid		(39,160,798)	(57,309,068)	(22,452,809)

Proceeds from issuance of common stock		366,250	62,215	177,316

Repurchase of preferred stock		(699,139)	(1,083,420)	(326,750)

Repurchase of common shares		(64,792,811)	(21,203,827)	(5,186,122)

Capital surplus paid in excess of stated value of common stock issued		934,136	170,891	326,784

Net cash (used in) provided by financing activities		242,290,385	406,126,710	(535,973,150)

Net increase in cash and cash equivalents		503,344,774	53,700,503	48,723,584

Cash and cash equivalents at beginning of the year		460,089,294	406,388,791	357,665,207

Cash and cash equivalents at end of the year	US$	963,434,068	460,089,294	406,388,791

Supplemental disclosures of cash flow information:

Cash paid during the year for interest	US$	280,256,305	277,957,115	254,624,744

Transfer from securities held to maturity to available for sale	US$	81,171,421	0	0

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

(1)       Organization

Banco Latinoamericano de Exportaciones, S. A. (BLADEX Panama and, together with its subsidiaries “BLADEX” or the “Bank”), headquartered in Panama City, Panama, is a specialized multinational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. BLADEX Panama was incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977 and continues to exist thereunder. BLADEX Panama began business operations on January 2, 1979.

BLADEX Panama’s three primary subsidiaries are Banco Latinoamericano de Exportaciones Limited (BLADEX), (“BLADEX Cayman”), BLADEX Representacao Ltda. and BLADEX Holdings Inc. BLADEX Cayman, which is a wholly owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987 and continues to exist thereunder. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, was established to act as the Bank’s representative office in Brazil. BLADEX Representacao Ltda. is 99.999% owned by BLADEX Panama and 0.001% owned by BLADEX Cayman. BLADEX Holdings, which is a wholly owned subsidiary, was incorporated under the laws of the state of Delaware on May 30, 2000 and continues to exist thereunder. Bladex Holdings has a wholly owned subsidiary, BLADEX Financial Services, LLC, incorporated under the laws of the state of New York on October 20, 2000 and continues to exist thereunder. BLADEX Financial Services, LLC has a wholly owned subsidiary, BLADEX Securities, LLC, incorporated under the laws of the state of New York on October 20, 2000 and continues to exist thereunder. BLADEX Financial Services, LLC, granted a launching pad business to BLADEX Securities, LLC, until a broker dealer license was granted on May 23, 2001, by the National Association of Securities Dealers (NASD) to buy and sell securities in the United States.

The Bank established an agency in the state of New York (the “New York Agency”) which began business on March 27, 1989. The New York Agency, which continues to exist in the state of New York, is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans. Prior to the tragic events that occurred in the United States on September 11, 2001, the New York Agency and BLADEX Securities, LLC, were located at One World Trade Center, Suite No. 3227, in New York City. On October 1, 2001, as a result of September 11, 2001 incidents in New York City, the Bank leased facilities for its New York operations, including the New York Agency and BLADEX Securities, LLC, at 641 Lexington Avenue, 32nd Floor, New York, N.Y. 10022. The Bank also has a representative office in Buenos Aires, Argentina and on November 29, 2000 opened a representative office in Mexico City, Mexico.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The consolidated financial statements have been prepared under generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in U.S. dollars.

(2)      Summary of Significant Accounting Policies

         (a)  Principle of Consolidation

The consolidated financial statements include the accounts of the Bank, its New York Agency and its subsidiaries, BLADEX Cayman, BLADEX Holdings in the United States of America and BLADEX Representacao Ltda, in Brazil. All significant intercompany balances and transactions have been eliminated for consolidation purposes.

         (b)  Investment Securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments.

1)	Securities Available for Sale

Securities classified as available for sale are carried at fair value and interest earned recognized as income. Changes in fair values are recorded on the other comprehensive income caption in Stockholders’ Equity.

Realized gains and losses on sales of securities are computed on a specific identified cost basis and are reported within other income in the statement of income.

2)	Securities Held to Maturity

Securities held to maturity are securities that the Bank has the positive intent and ability to hold to maturity. These securities consist of debt instruments such as, negotiable commercial paper, banker’s acceptances, bonds and floating rate notes, which are carried at amortized cost.

Any security that experiences a decline in value, which is deemed other than temporary, is written down to its estimated fair value through a charge to current period income.

         (c)  Repurchase and Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Bank’s policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate to protect against credit exposure.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

         (d)  Loans

Loans are reported at their principal amounts outstanding net of unearned income, reduced by the allowance for loan losses. Unearned income is generally accreted to interest income using the effective yield method. Interest on loans is recognized to income on the accrual basis. Loans are identified as impaired and placed on non-accrual (cash) basis when any payment of principal or interest is over 90 days due, or earlier if Bank’s management determines that the ultimate collection of principal or interest is doubtful. Any interest receivable that was accrued during the current period is reversed and any interest accrued in prior periods is charged-off. Interest on non-accrual loans is only recorded as earned when collected. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms. When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, these amounts are charged-off against the allowance for loan losses. When loans are sold without recourse, they are derecognized from the balance sheet.

         (e)  Allowance for Credit Losses

The allowance for credit losses is provided for risk on losses, derived from the credit extension process, inherent in various on and off balance sheet financial instruments, using the reserve method of providing for credit losses. The allowance is increased by provisions charged to operations and recoveries, and decreased by charge-offs. The allowance for credit losses is based on the evaluation of risks in the credit portfolio, and additionally, Bank’s management takes into consideration the growth, nature and composition of the credit portfolio, including concentration, prior credit loan losses experience, and the conditions and general tendencies of the economy in each borrowing country.

The allowance attributable to non-loan credit losses, such as letters of credit and guarantees, is reported in other liabilities.

         (f)  Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, excepting land, which is carried at cost. Depreciation is charged to operations using the straight-line method and is provided over the estimated original useful life of the related assets.

         (g)  Capital Reserves

Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations. The difference between capital reserves and retained earnings is that the objective of capital reserves is to strengthen the capital position of the Bank as reductions of these reserves require the approval of the Board of Directors and Panamanian banking authorities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

         (h)  Earnings Per Share

Earnings per share (“EPS”) measure the performance of an entity over the reporting period. EPS is computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the period.

Diluted EPS measures the performance considering the effect that potential common shares, such as stock options outstanding during the same period, would have on EPS. The computation is similar to the computation of the EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the diluted potential common shares had been issued.

         (i)  Pre-operating Expenses

Costs of start-up activities and organization costs, related to new business initiatives, have been expensed as incurred, in accordance with SOP 98-5, “Reporting on the Costs of Start-Up Activities.”

         (j)  Derivative Financial Instruments

Effective on January 1, 2001, the Bank adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as amended by SFAS 137 and SFAS 138. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS 133, entities are required to carry all derivatives in the consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge. That is, the derivative is designated by the Bank as (a) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge); or (b) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (“cash flow” hedge); or (c) as a trading position.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period income. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes or that do not qualify as hedges are reported in current period earnings.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank is an end user of derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps, as part of an overall foreign exchange and interest rate risk management.

Foreign exchange forward contracts are commitments to purchase non-US dollar currencies at a specified price on an agreed-upon future date and used principally to hedge non-US dollar interest paying liabilities.

Interest rate swaps are contracts that represent an exchange of interest payment streams based on an agreed-upon notional principal amount with one stream based on a specified floating-rate or fixed rate. The underlying principal balances are not affected. Net settlement amounts are reported as adjustments to interest.

The Bank also sold a series of options on sovereign risk assets under which the Bank subsequently purchased underlying assets at par and booked them as investments at their respective market values.

Prior to adoption of SFAS 133 derivate financial instruments were carried as off balance sheet items.

         (k)  Commission Income

Loan origination fees net of direct loan origination costs are deferred and recognized over the contract life of the loans as an adjustment of yield. Also, fees earned on commercial and stand-by letters-of-credit guarantees and commitments are amortized until expired.

         (l)  Income Taxes

BLADEX Panama and BLADEX Cayman are exempt from the payment of income taxes. BLADEX Representacao Ltda., in Brazil, is subject to income taxes. The New York Agency of the Bank and BLADEX subsidiaries incorporated in the United States of America are subject to United States of America federal and local taxation based on the portion of income, which is effectively connected with its operations in that country. However, such amounts have been immaterial to date.

         (m)  Foreign Currency Translation

The accounts of the Bank’s foreign operations are measured using the local currency as the functional currency. Assets and liabilities are translated into United States dollars at the period end exchange rates.

         (n)  Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents consist of due from banks, interest-bearing deposits with banks, and securities with original maturities of six months or less, except certificates of deposit and banker’s acceptances pledged (see note 5).

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

         (o)  Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowances for credit losses.

         (p)  Cash and Stock Compensation

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Bank has elected to continue using the intrinsic value based method of accounting for the employee stock option plan prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the purchase price at grant date was equal to the market price, no compensation cost is recognized.

         (q)  Uniformity in the Presentation of the Financial Statements

Certain amounts for the years 2000 and 1999 have been reclassified to make them uniform to the presentation of the 2001 consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)      Balances and Transactions with Related Parties

The consolidated balance sheets and consolidated statements of income include the following balances and transactions with related parties (shareholder banks and their affiliates):

		December 31,

		2001	2000

Assets

Cash and due from banks	US$	582,749	667,069

Interest-bearing deposits with banks		85,400,000	88,930,288

Securities purchased under agreements to resell		291,871,322	0

Investment securities		118,965,782	29,200,000

Loans		2,595,551,974	2,779,479,089

Customers’ liabilities under acceptances		27,269,823	5,397,326

Accrued interest receivable		67,930,565	80,027,834

Other assets		3,204,113	0

Liabilities

Demand deposits		51,515,360	4,138,112

Time deposits		1,120,202,252	1,227,155,590

Short-term borrowings and placements		381,209,779	295,628,048

Medium and long-term borrowings and placements		260,778,975	348,642,622

Acceptances outstanding		25,896,791	1,723,435

Accrued interest payable		26,106,677	27,302,484

Commitments and contingent liabilities

Letters of credit and guarantees		393,381,681	407,133,854

Foreign exchange contracts		46,000,000	166,490,789

Interest rate swaps	US$	156,535,875	263,548,553

			December 31,

		2001	2000	1999

Income and expenses
Interest income	US$	265,331,201	300,614,492	287,385,401

Interest expense		146,563,010	187,807,054	152,783,516

In the normal course of business, the Bank has operations with a great number of Class “A”, “B” and “E” stockholders (see note 13). All the operations are made at arm’s-length terms subject to prevailing commercial criteria and market rates. None of the Class “A”, and “B” stockholders have a shareholding participation in excess of 3% of total shares, within each class of shares.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)      Securities Purchased under Agreements to Resell

The Bank enters into purchases of securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. These securities generally consist of U.S. Treasury securities and other debt securities. At December 31, 2001, securities purchased under agreements to resell had a carrying value of US$291,871,322 and consisted entirely on U.S. Treasury securities. At December 31, 2001, the maturity of these agreements does not exceed 30 days, and are current.

(5)      Investment Securities

         (a)  Securities Available for Sale

These securities consist of debt instruments that the Bank buys with the intention of selling them in the future, as part of its credit portfolio lending activity.

The securities available for sale are summarized as follows:

			December 31, 2001

			Estimated	Estimated
		Amortized	Unrealized	Unrealized	Estimated
		Cost	Gross Gain	Gross Loss	Fair Values

Bonds	US$	21,398,313	98,313	63,841	21,432,785

Certificates of deposit		764,184	0	56	764,128

		22,162,497	98,313	63,897	22,196,913

Impaired bonds		2,000,000	0	0	2,000,000

	US$	24,162,497	98,313	63,897	24,196,913

As of December 31, 2001 the amortized cost is net of an impairment loss of US$8,000,000 charged to operations, which is related to Argentine available for sale securities.

December 31, 2000

			Estimated	Estimated
		Amortized	Unrealized	Unrealized	Estimated
		Cost	Gross Gain	Gross Loss	Fair Values

Bonds	US$	10,000,000	0	0	10,000,000

The following table represents the realized components of investment securities transactions attributable to securities available for sale:

			December 31,

		2001		2000

		Gains	(Losses)	Gains	(Losses)

Bonds	US$	4,798,368	0	0	0

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost and fair values of securities available for sale at December 31, 2001 and 2000 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties in certain cases.

			December 31,

		2001		2000

		Amortized	Fair	Amortized	Fair
		Cost	Value	Cost	Value

Within one year	US$	5,822,593	5,851,013	10,000,000	10,000,000

After one but within five years		18,339,904	18,345,900	0	0

	US$	24,162,497	24,196,913	10,000,000	10,000,000

Securities held to maturity were transferred to available for sale as of January 2001, in connection with the adoption of SFAS 133, with an amortized cost of US$80,750,000, a fair value of US$81,171,421, and an estimated unrealized holding gain presented in other comprehensive income of US$421,421.

         (b)  Securities Held to Maturity

The Bank’s treasury investment policy is to acquire securities with maturities up to 3 years, as long as they have a short-term rating of “A1/P1” or long-term rating of “A” or better, issued by at least two of the following agencies: Standard & Poor’s, Moody’s Investors, and Fitch IBCA, and be negotiable in secondary markets.

The Bank has classified under these captions, securities which do not adhere to the Bank’s treasury investment policy, such as bonds and floating rates notes, which were bought as part of its credit portfolio lending activity. As of December 31, 2001 and 2000, the outstanding balances of securities held to maturity belonging to credit portfolio were US$331,901,358 and US$381,958,879, respectively.

The carrying value, approximate market value, and related gross unrealized gain (loss) of these securities are as follows:

			December 31, 2001

			Estimated	Estimated
		Amortized	Unrealized	Unrealized	Estimated
		Cost	Gross Gain	Gross Loss	Fair Values

Bonds	US$	175,832,903	7,383,686	0	183,216,589

Floating rate notes		104,935,294	5,653,595	0	110,588,889

Certificates of deposit		19,330,779	30,534	0	19,361,313

Treasury bills		29,713,493	0	1,938	29,711,555

		329,812,469	13,067,815	1,938	342,878,346

Impaired floating rate notes		8,088,889	0	0	8,088,889

	US$	337,901,358	13,067,815	1,938	350,967,235

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2001 the amortized cost of these securities is net of an impairment loss of US$32,355,555 charged to operations, which is related to Argentine held to maturity securities.

			December 31, 2000

			Estimated	Estimated
		Amortized	Unrealized	Unrealized	Estimated Fair
		Cost	Gross Gain	Gross Loss	Values

Bonds	US$	234,271,012	4,798,239	0	239,069,251

Floating rate notes		37,073,862	0	136,862	36,937,000

Commercial paper		46,671,660	38,128	0	46,709,788

Certificates of deposit		36,214,778	0	1,209	36,213,569

Treasury bills		19,513,983	0	750	19,513,233

Euro medium-term notes		11,713,584	0	0	11,713,584

	US$	385,458,879	4,836,367	138,821	390,156,425

The distribution of these securities by maturity is as follows:

		December 31,

		2001	2000

Bonds:

From 2 months to 3 months	US$	22,780,026	39,775,000

From 3 months to 6 months		25,113,798	13,850,000

From 6 months to 1 year		52,924,816	50,745,131

Over 1 year		75,014,263	129,900,881

		175,832,903	234,271,012

Floating rate notes:

From 3 months to 6 months		15,000,000	2,200,000

From 6 months to 1 year		9,533,334	0

Over 1 year		88,490,849	34,873,862

		113,024,183	37,073,862

Commercial paper:

From 3 months to 6 months		0	23,259,340

From 6 months to 1 year		0	23,412,320

		0	46,671,660

Certificates of deposit:

Up to 1 month		6,000,000	0

From 2 months to 3 months		9,414,233	36,214,778

From 3 months to 6 months		3,916,546	0

		19,330,779	36,214,778

Treasury bills:

From 2 months to 3 months		24,816,393	4,909,819

From 3 months to 6 months		0	14,604,164

From 6 months to 1 year		4,897,100	0

		29,713,493	19,513,983

Euro medium-term notes:

From 3 months to 6 months		0	11,713,584

	US$	337,901,358	385,458,879

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2001 and 2000, the New York Agency had pledged certificates of deposit with carrying value of US$6,000,000 and US$3,500,000, respectively, with the State of New York Banking Department, as required by law since March 1994.

As of December 31, 2001 and 2000 securities considered cash equivalents amounted to US$115,892,009 and US$147,526,685, respectively.

(6)       Loans

The composition of the loan portfolio based on original terms is as follows:

		December 31,

		2001	2000

Short-term:

Advances	US$	2,378,463,253	2,650,509,955

Discounted loans		206,908,430	130,914,057

Acceptance financing		14,675	23,863,345

		2,585,386,358	2,805,287,357

Medium-term		2,145,123,898	2,118,978,269

Long-term		3,199,442	3,199,442

	US$	4,733,709,698	4,927,465,068

The distribution of the loan portfolio by fixed and floating interest rates is as follows:

		December 31,

		2001	2000

Fixed interest rates	US$	2,520,665,903	3,194,200,430

Floating interest rates		2,213,043,795	1,733,264,638

	US$	4,733,709,698	4,927,465,068

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of loans by country risk is as follows:

		December 31,

Country		2001	2000

Argentina	US$	804,201,840	1,128,334,470

Bolivia		25,960,731	19,737,406

Brazil		2,012,557,644	1,857,974,417

Chile		112,428,710	82,717,239

Colombia		138,372,173	118,839,475

Costa Rica		67,345,677	24,220,598

Dominican Republic		174,932,878	102,809,232

Ecuador		13,880,241	63,205,639

El Salvador		19,344,856	24,800,000

Guatemala		22,656,284	29,629,320

Jamaica		7,107,871	6,315,404

Mexico		832,747,320	1,029,595,228

Nicaragua		37,712,241	25,026,388

Panama		43,152,616	118,404,257

Paraguay		618,000	1,559,745

Peru		119,501,160	192,307,615

Trinidad and Tobago		58,789,456	55,371,088

Uruguay		0	6,780,000

Venezuela		242,400,000	39,837,547

	US$	4,733,709,698	4,927,465,068

The Bank’s past due loans, including cash basis loans, and the related foregone interest revenue on such loans were as follows:

		December 31,

		2001	2000	1999

On non-accrual basis	US$	77,060,927	14,723,989	23,785,753

On accrual basis (less than 90 days)		49,625,222	1,917,886	0

Total past due loans	US$	126,686,149	16,641,875	23,785,753

Foregone interest revenue	US$	584,049	1,322,214	929,147

The Bank identified impaired loans totaling US$77,060,927 at December 31, 2001, which had an allocation from the allowance for loan losses of US$22,894,918. The Bank identified impaired loans totaling US$14,723,989 at December 31, 2000, which had an allocation from the allowance for loan losses of US$9,235,652. The average recorded investment in such impaired loans was US$6,877,713 and US$19,629,800 in 2001 and 2000, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The maturities of loans are summarized as follows:

		December 31,

		2001	2000

Current:

Up to 1 month	US$	481,084,303	307,881,649

From 1 month to 3 months		831,838,565	737,707,700

From 3 months to 6 months		986,618,992	1,127,048,670

From 6 months to 1 year		736,802,886	947,334,865

Over 1 year		1,570,678,803	1,790,850,309

Past due		126,686,149	16,641,875

	US$	4,733,709,698	4,927,465,068

The prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence, has resulted in a profound crisis which has forced the Argentine government to adopt, in December 2001, stringent measures including foreign exchange and deposit controls, bank holidays, and restrictions on the repayment of foreign debt. Given the lack of a clearly defined and comprehensive monetary and banking policy framework and the continuing volatility of Argentina’s political and financial situation, there is great uncertainty as to how or when the situation will be resolved.

The Bank’s exposure to Argentina amounted to US$1.1 billion at December 31, 2001, including loans for US$804 millions, securities for US$50 millions, and off balance sheet financial risk instruments for US$234 millions. This exposure represents a reduction of 27% from a year ago, and is distributed among the country’s top tier local banks (12%), local corporations (14%), state-owned banks (24%), multinational corporations (23%), and international banks (27% of which, 70% represent subsidiaries and 30% represents branches). In addition, the Bank maintains exposure of US$292 millions in securities purchased under agreements to resell with counterparties in Argentina, which are fully secured with U.S. Treasury securities. The Bank does not hold Argentine sovereign debt and 49% of the Bank’s exposure in Argentina is considered trade-related transactions.

Due to the absence of a clear policy from the Argentine authorities regarding loans repayments, BLADEX began extending the maturity dates on a short-term basis of certain Argentine loans that matured during December 2001 and early January 2002. Because of the continued absence of a policy regarding loan repayments (even after the re-opening of the foreign exchange market in Argentina after a period of closure of approximately three weeks) and uncertainty regarding the transferability of funds abroad to service debt payments, in mid-January 2002 BLADEX decided to stop extending the maturity dates of Argentine loans and to classify Argentine loans that remain unpaid at maturity as past due loans. At February 5, 2002, the Bank had past due credit exposure from Argentine borrowers for approximately US$130 million.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Repayment problems with the Bank’s Argentine loans could result from the deterioration of economic conditions and from government-imposed payment restrictions. The quality of the Bank’s private sector loans including loans to banks and corporations in Argentina, could be adversely affected after four years of economic recession and the current crisis. It is unclear how payment behavior will evolve, given that the authorities are controlling the transfer of dollars outside of Argentina. In this environment, the Bank may have to renegotiate and restructure loans. At December 31, 2001, the Bank had total allowance for credit losses (loans and contingencies) of US$195 million, which it believed to be adequate to absorb probable losses inherent in the loan and commitment portfolio based upon known and available information, and stockholders’ equity of US$598 million.

The political and economic situation of Argentina, over which the Bank has no control, could have a material adverse effect on the Bank’s business, financial condition, results of operations and prospects. The Bank will continue to monitor developments in Argentina closely and intends to take the appropriate steps as more information and clarity on the government’s actions regarding external debt and their effect on the Bank, become available.

(7)	Allowance for Credit Losses

The Bank divides the allowance for credit losses into three components, as follows:

Allowance for Loan Losses:

		December 31,

		2001	2000	1999

Balance at beginning of the year	US$	110,387,682	117,669,683	108,753,401

Provision		77,144,445	8,000,000	14,700,000

Recoveries		285,914	307,134	531,013

Loans charged-off		(10,334,393)	(15,589,135)	(6,314,731)

Balance at end of the year	US$	177,483,648	110,387,682	117,669,683

Allowance for Losses on Off Balance Sheet Risk:

		December 31,

		2001	2000	1999

Balance at beginning of the year	US$	17,200,000	6,000,000	0

Provision		0	11,200,000	6,000,000

Balance at end of the year	US$	17,200,000	17,200,000	6,000,000

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Allowance for losses on guarantees (potential credit and market losses on options) (see note 17):

		December 31,

		2001	2000	1999

Balance at beginning of the year	US$	5,025,223	6,837,723	18,416,111

Reclassification due to SFAS 133 adoption		(5,025,223)	0	0

Guarantees charged-off		0	(1,812,500)	(11,578,388)

Balance at end of the year	US$	0	5,025,223	6,837,723

The allowance for loan losses is presented in the balance sheets as a reduction from loans and the allowance for losses on off balance sheet credit risk and for losses on guarantees are both presented in the balance sheet within other liabilities.

The allowance for credit losses reflects management’s judgment of the level of allowance to provide for losses inherent in the credit portfolio, based upon the political and macroeconomic conditions in the countries of the Region to which the Bank lends, the nature and characteristics of the Bank’s credit portfolio which is mostly unsecured and contains some large individual loans, as well as significant country concentrations.

The Bank’s estimate of losses on impaired loans considered all available evidence including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan, the fair value of the collateral, and environmental factors.

In addition, the Bank maintains additional credit loss reserves for probable losses on the entire credit portfolio of the Bank net of criticized and impaired credits. On a quarterly basis, the Bank estimates probable credit losses using a provisioning matrix model which differentiates the risk into three categories and aggregates the sum of the following three factors: country risk, borrower risk and transaction type risk. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For borrower risk, the Bank uses the probability of default matrix of a well-known rating agency. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise. This model is a tool to estimate and validate the levels of reserves required, since it does not take into account all variables affecting asset quality. Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, and then adjust the level of required reserves accordingly as of the end of each quarterly period.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Premises and Equipment

The detail of premises and equipment is as follows:

		December 31,

		2001	2000

Land	US$	462,176	462,176

Building and improvements		4,092,202	4,062,573

Furniture and equipment		7,637,085	7,599,683

		12,191,463	12,124,432

Less accumulated depreciation		6,713,682	7,622,974

	US$	5,477,781	4,501,458

Other operating expenses in the consolidated statements of income include depreciation of US$1,194,768 in 2001, US$1,141,924 in 2000 and US$1,084,720 in 1999. The estimated original useful life is 40 years for building and 3 to 5 years for furniture and equipment.

(9)	Deposits

The maturities of deposits are summarized as follows:

		December 31,

		2001	2000

Up to 1 month	US$	1,128,658,255	1,202,878,891

From 1 month to 3 months		372,450,984	466,922,855

From 3 months to 6 months		44,000,000	74,000,000

From 6 months to 1 year		7,500,000	40,000

Over 1 year		18,750,000	0

	US$	1,571,359,239	1,743,841,746

Deposits of US$100,000 or more:

Aggregate amount of deposits	US$	1,569,367,264	1,738,071,800

Deposits in offices outside of Panama:

Aggregate amount of deposits	US$	475,477,282	468,581,149

Interest expense	US$	26,200,966	28,986,534

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Short-term Borrowings and Placements

The breakdown of short-term borrowings and placements from banks and other investors is as follows:

		December 31,

		2001	2000

Borrowings:

At floating interest rates:

Advances from banks	US$	0	15,000,000

Syndicated borrowings		0	72,500,000

Total floating interest rate borrowings		0	87,500,000

At fixed interest rates:

Advances from banks		1,277,310,000	1,127,580,749

Discounted acceptances		50,000,000	31,800,000

Securities sold under repurchase agreements		407,728,256	158,597,830

Total fixed interest rate borrowings		1,735,038,256	1,317,978,579

Total borrowings		1,735,038,256	1,405,478,579

Placements:

At floating interest rates:

Short-term euro notes		15,202,189	28,000,000

At fixed interest rates:

Euro commercial paper		73,083,183	76,401,628

Total placements		88,285,372	104,401,628

Total short-term borrowings and placements outstanding at the end of the year	US$	1,823,323,628	1,509,880,207

Average outstanding during the year	US$	1,704,251,945	1,258,491,427

Maximum outstanding at any month end	US$	1,880,007,077	1,510,216,412

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank’s activities to obtain funds include a program for issuance of Euro Commercial Paper and Euro Certificates of Deposit, which in 1995 was increased up to a maximum of US$750 million. This program may be used by the Bank or its subsidiary in Grand Cayman to issue commercial paper or certificates of deposit with a maturity between 7 and 365 days, bearing interest or at a discount, for a minimum of US$10,000 on each issue and in various currencies. The sales are carried generally through one or various financial institutions authorized to that effect. The program has a global distribution through bearer notes issued by the issuing and paying agent. With respect to issuance of Certificates of Deposit, these may only be issued by the Bank’s subsidiary in Grand Cayman.

In 2001 and 2000, short-term Euro Medium-Term Notes were also issued (see note 11).

(11)	Medium and Long-term Borrowings and Placements

The breakdown of medium and long-term borrowings and placements (original maturity of more than one year) is as follows:

		December 31,

		2001	2000

Borrowings:

At floating interest rates:

Syndicated and other medium-term borrowings from various international banks, with due dates from January 2002 until December 2004	US$	1,108,201,543	600,600,000

Total borrowings	US$	1,108,201,543	600,600,000

Placements:

At floating interest rates:

Euro medium-term notes with various maturities, with due dates from April 2002 until May 2006	US$	395,520,192	645,549,486

At fixed interest rates:

Euro medium-term notes with various maturities, with due dates from May 2002 until September 2005		283,439,584	336,330,000

Total placements		678,959,776	981,879,486

Total medium and long-term borrowings and placements outstanding at the end of the year	US$	1,787,161,319	1,582,479,486

Average outstanding during the year	US$	1,714,441,267	1,296,549,431

Maximum outstanding at any month end	US$	1,837,870,892	1,582,479,486

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,

	2001	2000

At floating interest rates:

Weighted average interest rate at the end of the year	3.16%	7.50%

Weighted average interest rate during the year	5.18%	7.32%

At fixed interest rates:

Weighted average interest rate at the end of the year	5.73%	7.35%

Weighted average interest rate during the year	5.79%	6.74%

The future maturities of medium and long-term borrowings and placements are as follows:

		December 31,

		2001	2000

2001	US$	0	561,875,000

2002		671,230,989	603,630,000

2003		782,669,732	332,000,000

2004		261,858,956	29,876,486

2005		52,401,642	55,098,000

2006		19,000,000	0

	US$	1,787,161,319	1,582,479,486

The Bank’s funding activities include a placement program of Euro Medium-Term Notes, which in June of 1999 was increased by US$750 million to a maximum of US$2,250 million. The program may be used to issue notes from 90 days up to a maximum of 30 years, at fixed, floating or discount interest and in various currencies. The sales of the issues are carried generally through one or more financial institutions authorized to that effect. The program has a global distribution through bearer or registered notes or a combination thereof, issued by the issuing and paying agent.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Redeemable Preferred Stock

The authorized redeemable preferred stock consists of 5,000,000 shares of US$10 par value per share, totaling US$50,000,000. The minimum 8% cumulative participating preferred stock issue was authorized on April 30, 1986. At December 31, 2001 and 2000, the issued and outstanding shares were 1,523,196 and 1,581,038, respectively. In 2001 and 2000, 57,842 and 108,342 shares were repurchased, and a surplus of US$120,453 and US$195,012 was paid in 2001 and 2000, respectively. Normally, the preferred stock is non-voting, except when the minimum dividends are not paid and certain other conditions are not complied with, in which case, the preferred stockholders have the right to elect a Director, and receive a minimum preferred dividend of 8%, which payment is subject to the approval of the Board of Directors, and in case of a liquidation receive first preference at U$10.00 per share, plus accrued and unpaid dividends. The preferred shares will be redeemed at their par value by means of a sinking fund designed to retire twenty percent of the aggregate par value of the preferred shares outstanding as of March 15, 2002, and on May 15 in each of the subsequent years up to 2006. The preferred shares to be redeemed will be chosen by the Transfer Agent by lot or by an alternative method deemed fair by the Transfer Agent.

The retained earnings at the end of each of the years in the three-year period ended December 31, 2001, include the minimum dividend of 8% corresponding to the preferred shares in each period, which is subject to approval in order to be appropriated and paid to the preferred stockholders in the following year (see note 15).

(13)	Common Stock

In April of 2000, the shareholders authorized the modification of the Bank’s authorized capital to 75,000,000 shares comprised of 70,000,000 shares of Class “A”, “B” and “E” no par value common stock and 5,000,000 redeemable preferred shares (see note 12).

The common stock of the Bank is divided into three classes:

1)	Class “A”shares may only be issued to Latin American Central Banks or banks in which the state or other government agencies is the majority shareholder.

2)	Class “B”shares may only be issued in the name of banks or financial institutions.

3)	Class “E”shares may be issued in the name of any person whether a natural person or a legal entity.

Pursuant to the amendment of the Articles of Incorporation approved on April 28, 2000, the then current Class “B”shares and Class “C”shares were consolidated into a new class of common stock, the new “Class ‘B’ shares”, with the purpose of simplifying the structure of the Bank.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Before the amendment of Class “C”shares, the holders were entitled to convert their shares into Class “E”shares with a ten percent (10%) discount. The amendment to Article 5 of the Articles of Incorporation gave the holders of the new Class “B”shares the right to convert or exchange their Class “B”shares, at any time and without restriction, for Class “E” shares, at a rate of one (1) new Class “B” share for one (1) Class “E” share, without a discount. Class “E”shares issued in exchange for existing Class “B” and Class “C”shares which have not been outstanding for at least two years (including newly issued Class “B”shares) will not (unless they are registered by the Corporation under the U.S. Securities Act of 1933, as amended) be freely tradable in the New York Stock Exchange until the end of a two-year holding period, which will include the holding period of the Class “B” or Class “C”shares for which the Class “E”shares are exchanged.

The detail of common stock is as follows:

	Class

	A	B	E	Total

Capital

Authorized number of common shares, without par value, at December 31, 2001	20,000,000	20,000,000	30,000,000	70,000,000

Number of outstanding shares at December 31, 2001	4,911,185.16	4,247,212.55	8,182,440.00	17,340,837.71

	Number		Assigned	Capital
	of Shares		Value	Surplus

Issued capital

Balance at December 31, 1998	20,215,804.37	US$	134,803,109	144,040,400

Issuance of no par value shares at assigned value during 1999	26,584.10		177,316	326,784

Difference in conversion of Class “C”shares to Class “E”shares	(14,717.50)		(97,675)	97,668

Retirement of Class “B”shares	(305,149.00)		(2,034,330)	(102,958)

Balance at December 31, 1999	19,922,521.97		132,848,420	144,361,894

Issuance of no par value shares at assigned value during 2000	9,130.21		60,898	170,890

Retirement of Class “B”shares	(8,926.39)		(58,150)	(10,600)

Treasury stock	(733,607.46)		(4,891,306)	(15,949,590)

Balance at December 31, 2000	19,189,118.33		127,959,862	128,572,594

Issuance of no par value shares at assigned value during 2001	4,030.40		26,882	103,482

Treasury stock	(1,903,047.88)		(12,692,430)	(52,100,381)

Conversion of Class “B”shares	(3.14)		931	(784)

Stock option plan	50,740.00		338,437	831,438

Balance at December 31, 2001	17,340,837.71	US$	115,633,682	77,406,349

All common shares have an assigned value of US$6.67 per share, while the treasury stock weighted average purchase price during the years ended December 31, 2001 and 2000 is US$34.05 and US$28.41, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As further discuss, in July 1998 and October 1999, the Bank’s Board of Directors approved two Class “B”shares repurchase programs for a total of 600,000 Class “B” common shares. During the years ended December 31, 1999 and 2000, the Bank repurchased under these programs, Class “B” common shares with an assigned value of US$2,034,330 and US$58,150, respectively, and decided to retire such Class “B” common shares. In addition, during the year ended December 31, 2000, the Bank repurchased Class “B” common shares with an assigned value of US$15,655,231 with the intention to resell them in the future. These later Class “B” common shares were classified as Treasury Stock.

In July 1998, the Board of Directors approved a program in which the Bank would offer to repurchase up to 200,000 of its Class “B” common shares at a price that should not exceed 90% of the market value of the Bank’s Class “E” common shares (as quoted on the New York Stock Exchange) or the book value of all shares of BLADEX’s common stock. The first and second offerings were made for 100,000 shares each, in December 1998 and in March 1999, respectively.

The Bank’s Board of Directors, at a meeting held on October 1, 1999, approved a program whereby BLADEX could repurchase up to 400,000 of its Class “B”shares, at a price not to exceed 90% of the market price of the Class “E”shares or the book value of all shares of BLADEX’s common stock. The Bank completed one offering on November 12, 1999, for 200,000 Class “B” shares issued and outstanding as of October 19, 1999 at a price of US$17.70 per share. The program was cancelled on December 2000 and the remaining 200,000 shares were not offered.

				Issuance	Outstanding
	Outstanding			of New	December 31,
Class	December 31, 2000	Conversions	Repurchases	Shares	2001

A	5,181,028.04	0	269,842.88	0	4,911,185.16

B	4,518,410.29	(275,228.14)	0	4,030.40	4,247,212.55

E	9,489,680.00	275,225.00	1,633,205.00	50,740.00	8,182,440.00

TOTAL	19,189,118.33	(3.14)	1,903,047.88	54,770.40	17,340,837.71

On December 6, 2000, the Board of Directors approved a stock repurchase program, an increased dividend payout ratio and a plan to declare and pay dividends on a quarterly basis, rather than annually. Under the repurchase program, BLADEX may, from time to time, at the discretion of management, purchase up to an aggregate of US$75,000,000 Class “E”shares on the open market at the then prevailing market price. BLADEX, may also make one or more repurchases of up to an aggregate of US$25,000,000 Class “A” common shares in privately negotiated transactions at the then prevailing market price. Repurchase of Class “A”shares may not exceed 25% of the number of shares owned by each Class “A” shareholder.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the years ended December 31, 2001, and 2000, the Bank repurchased under this program the following shares:

	December 31,

	2001			2000

	Shares	Amount		Shares		Amount

Class “A”	269,843	US$	9,222,575	48,297	US$	1,485,144

Class “E”	1,633,205		55,570,235	117,300		3,700,521

	1,903,048	US$	64,792,811	165,597	US$	5,185,665

(14)	Cash and Stock Compensation

Directors

On April 28, 2000, the Board of Directors approved a compensation plan that assigned cash and stock options to Directors. This plan is applicable only to Directors who do not maintain a labor relationship with BLADEX. In accordance with the stock option plans for Directors, each year, the Board of Directors may authorize an option to purchase Class “E”shares for each Director for an equivalent amount of US$10,000 and for the Chairman of the Board, an equivalent amount of US$15,000.

The stocks granted would be at a purchase price equal to 100% of the fair market value of the common stock covered by such option at the date that the option is granted. The options granted may be 100% exercised one year after the date granted and expire on the fifth year after the date granted.

Under this plan, 50,000 Class “E” common shares were reserved and as of December 31, 2001, the amount of 2,280 Class “E” common shares have been granted under this plan.

A summary of options granted under this plan, and their exercise rights, is as follows:

Options Granted				First Tranche Exercise Rights

	No. of				Starting
Date	Shares		Price per Share	Amount	Date	Expiration Date

02/06/01	2,584	US$	32.88	2,584	02/06/02	02/06/06

In accordance with the guidelines of this plan, a Director, whose term as director expired without exercising the options, reintegrated 304 shares during 2001.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Officers

On October 13, 1995, the Board of Directors approved the 1995 Stock Option Plan (the “1995 Plan”) for a total of 300,000 Class “E” common stocks. The purpose of this Plan is to encourage and enable key employees to acquire a proprietary interest in the Bank to stimulate their efforts in raising the corporate performance to higher levels and strengthen their desire to remain in the Institution.

In accordance with the 1995 Plan, options were granted from time to time at a purchase price equal to the average fair market value of the common stock covered by such option on the date that the option was granted. One third of the options may be exercised on each successive year after the granting and expire on the tenth year after the granting.

A summary of options granted under the 1995 Plan, and their exercise rights, is as follows:

Options Granted			First Tranche Exercise Rights

	No. of	Price per		Starting	Expiration
Date	Shares	Share	Amount	Date	Date

10/13/95	90,000	US$41.56	30,000	10/13/96	10/12/05

01/31/97	70,000	US$51.19	23,333	01/31/98	01/30/07

02/06/98	70,000	US$42.56	23,333	02/06/99	02/05/08

02/04/99	70,000	US$23.03	23,333	02/04/00	02/03/09

02/04/00	37,367 *	US$23.16	12,456	02/04/01	02/03/10

*Options reintegrated and granted

A summary of the status (shares) of the 1995 Plan is presented below:

	December 31,

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of the year	280,773	US$36.90	250,607	US$38.85	184,524	US$44.89

Granted	0	0	37,367	US$23.16	70,000	US$23.03

Exercised	(50,740)	US$23.06	0	0	0	0

Forfeited	(31,400)	US$40.80	(7,201)	US$33.44	(3,917)	US$40.52

Outstanding at end of the year	198,633	US$39.82	280,773	US$36.90	250,607	US$38.85

Options exercisable at end of the year	157,721	US$44.16	179,523	US$42.50	121,557	US$44.70

Weighted average fair value of options granted during the year			US$712,215		US$744,100

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information pertaining to options outstanding for the 1995 Stock Option Plan at December 31, 2001 is as follows:

Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number of	Average
Range of Exercise	Number	Contractual	Exercise	Shares	Exercise
Prices	Outstanding	Life	Price	Exercisable	Prices

US$23.03 - US$51.19	198,633	6 years	US$39.82	157,721	US$44.16

On October 1999, a new Class “E” Stock Option Plan (the “1999 Plan”) for key employees was approved with 350,000 Class “E” shares reserved for the implementation of this Plan. The guidelines are the same as the 1995 Plan with the exception that the right to exercise one third of the option has been extended to two years, exercisable in full after the fourth year and expiration date on the tenth year after the granting.

A summary of options granted under the 1999 Plan and their exercise rights, is as follows:

Options Granted			First Tranche Exercise Rights

	No. of	Price per		Starting	Expiration
Date	Shares	Share	Amount	Date	Date

02/04/00	32,633	US$23.16	10,878	02/04/02	02/03/10

02/06/01	70,000	US$32.88	23,333	02/06/03	02/06/11

A summary of the status (shares) of the Bank’s 1999 Plan is presented below:

	December 31,

	2001		2000

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of the year	32,633	US$23.16	0	0

Granted	70,000	US$32.88	32,633	US$23.16

Exercised	0	0	0	0

Forfeited	(11,950)	US$29.67	0	0

Outstanding at end of the year	90,683	US$29.81	32,633	US$23.16

Options exercisable at end of the year	0		0

Weighted average fair value of options granted during the year	US$630,700		US$426,840

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information pertaining to options outstanding for the 1999 Plan at December 31, 2001 is as follows:

Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number of	Average
Range of Exercise	Number	Contractual	Exercise	Shares	Exercise
Prices	Outstanding	Life	Price	Exercisable	Prices

US$23.16 - US$32.88	90,683	9.7 years	US$29.81	0	0

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Bank has elected to continue using the intrinsic value based method of accounting for the employee stock option plan prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the purchase price at grant date was equal to the market price, no compensation cost is recognized. If the Bank had elected to use the fair value based method, it would have recognized a compensation expense US$468,637 for 2001, US$881,289 for 2000 and US$322,658 for 1999. The decrease in the diluted earnings per share would have been approximately US$0.03 in 2001, US$0.05 in 2000 and US$0.02 in 1999.

The Bank sponsors a defined contribution plan authorized by the Board of Directors for certain of its expatriate officers, which as of December 31, 2001 and 2000 cover six (6) and four (4), respectively. The Bank accrues its contribution to the plan with an amount which is generally determined as a percentage of the covered officers’ annual salary and such officers also contribute with an amount which is withheld from their salary and deposited in a savings account with the Bank and earns interest at market rates.

During the years 2001, 2000 and 1999 the Bank charged to employee expense the amounts of US$50,764, US$60,000 and US$50,155, respectively. As of December 31, 2001 and 2000 the accumulated liability payable under this defined contribution plan amounted to US$312,921 and US$340,323, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 1999, the Board of Directors approved the adoption of two new employee stock programs. Currently, the structure for these programs contemplates the following terms:

1)	Deferred Equity Unit Plan (the “DEU Plan”):

The DEU Plan allows eligible employees to elect to invest up to 25% of their annual profit sharing in Class “E” shares (the “Participation Shares”). If participating employees agree to allow the Bank to maintain custody over the certificates of the Participating Shares, the employee receives a grant of one deferred equity unit for every two Participating Shares. Each deferred equity unit represents the right to receive a Class “E” share (or the economic equivalent thereof). In general terms, the employee will vest in 50% of the deferred equity units on each of the third and fifth anniversaries of the date of grant of the deferred equity units if, throughout the vesting period, the Participating Shares have not been transferred and the employee remains employed by the Bank. Participating employees receive dividends with respect to their vested deferred equity units and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units. Distributions are made in respect of deferred equity units as they vest.

Under the DEU Plan and the Stock Purchase Plan, 30,000 and 60,000 Class “E” common shares were reserved, respectively. In February 2001, six (6) employees participated under this plan with an investment equivalent to 246 shares. To this amount correspond 122 deferred equity units (DEU) with the right to be exercised in February 2006, according to the guidelines of this plan. Under this Plan, US$3,591 was provisioned in 2001.

2)	Deferred Compensation Plan (the “DC Plan”):

The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a Class “E” share of stock of the Bank. Each deferred equity unit represents the right to receive a Class “E” share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which may be either before or after the deferred equity unit award). Distributions are made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) ten years after the employee is first credited with deferred equity units under the DC Plan. Participating employees receive dividends with respect to their vested deferred equity units, and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units. The second component allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive discretionary matching cash contribution. In no event shall the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under the DC Plan, 30,000 Class “E” common shares were reserved.

During 2001, 4,308 deferred units (DEU) were granted, which can be exercised beginning February 2011 in accordance with guidelines of this Plan. The expense provisioned for 2001, under this Plan, was US$175,798.

(15)	Earnings Per Share

Earnings per share disclosures for each period (after surplus paid and dividends on preferred stock) are detailed as follows:

		December 31,

		2001	2000	1999

Earnings per share computation:

Consolidated net income	US$	2,493,697	97,055,554	101,057,397

Less surplus paid on preferred shares purchased		(120,453)	(195,012)	0

Less preferred stock dividend (minimum dividend of 8%)		(1,235,481)	(1,285,911)	(1,370,275)

Net income available to common stockholders (numerator)	US$	1,137,763	95,574,631	99,687,122

Weighted average common shares (denominator)		18,101,751	19,782,871	20,140,840

Earnings per share	US$	0.06	4.83	4.95

Diluted earnings per share computation:

Net income available to common stockholders (numerator)	US$	1,137,763	95,574,631	99,687,122

Weighted average common shares		18,101,751	19,782,871	20,140,840

Stock-based compensation arrangements		60,454	81,811	62,006

Dilutive potential common shares (denominator)		18,162,205	19,864,682	20,202,846

Diluted earnings per share	US$	0.06	4.81	4.93

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Earnings per share disclosures for each period (after surplus paid and dividends on preferred stock but before cumulative effect of accounting change) are detailed, as follows:

		December 31,

		2001	2000	1999

Earnings per share computation:

Net income after surplus paid and dividends on preferred shares	US$	1,137,763	95,574,631	99,687,122

Less cumulative effect of accounting change		(1,129,413)	0	0

Net income before cumulative effect available to common stockholders (numerator)	US$	8,350	95,574,631	99,687,122

Weighted average common shares (denominator)		18,101,751	19,782,871	20,140,840

Earnings per share	US$	0.00	4.83	4.95

Diluted earnings per share computation:

Net income before cumulative effect available to common stockholders (numerator)	US$	8,350	95,574,631	99,687,122

Weighted average common shares		18,101,751	19,782,871	20,140,840

Stock-based compensation arrangements		60,454	81,811	62,006

Dilutive potential common shares (denominator)		18,162,205	19,864,682	20,205,846

Diluted earnings per share	US$	0.00	4.81	4.93

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Financial Instruments with Off Balance Sheet Financial Risk

The Bank is party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. Credit risk represents the possibility of loss resulting from the failure of another party to perform in accordance with the terms of a contract.

In the normal course of business, the Bank had outstanding financial instruments with off balance sheet financial risk, as follows:

		December 31,

		2001	2000

Confirmed letters of credit	US$	84,711,389	80,526,713

Stand-by letters of credit and guarantees:

Country risks		223,423,964	262,793,675

Commercial risks		571,362,514	796,197,945

Credit commitments		30,527,034	113,529,722

	US$	910,024,901	1,253,048,055

As of December 31, 2001 the Bank had US$22,142,690 in letters of credit, US$181,422,244 in issued guarantees, and US$30,687,327 in country risk coverage, which correspond to the exposure of off balance sheet financial risk with Argentina.

Letters of Credit and Guarantees

The Bank, on behalf of its institutional client base, confirms and advises letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the letter does not honor drafts drawn on the credit, the Bank will. These transactions are subject to the same credit standards used in the lending process.

The Bank provides stand-by letters of credit and guarantees (including country risk coverage), which are issued on behalf of institutional customers in connection with financing between the customers and third parties. The Bank applies the same credit standards used in the lending process, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of the third party’s contractual default. Risks associated with such stand-by letters of credit and guarantees are included in the evaluation of overall credit risk.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency. However, in a few cases, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as appropriation, nationalization, war and/or civil disturbances.

Credit Commitments

Commitments to extend credit are a combination of either non-binding or legal agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

(17)	Derivative Financial Instruments

Effective January 1, 2001, the Bank adopted SFAS No.133 related to the accounting of financial instruments that are considered to be derivatives and subsequently these financial instruments are also booked on the balance sheet at their fair value. For control purposes, these financial instruments are recorded at their nominal amount (“notional amount”) on the memorandum accounts.

In the normal course of business, the Bank had outstanding derivative financial instruments (notional amounts), as follows:

		December 31,

		2001	2000

Options	US$	100,000,000	100,000,000

Interest rate swaps, less set-offs		156,000,000	190,000,000

Foreign exchange forward contracts, less set-offs		450,422,990	345,927,610

	US$	706,422,990	635,927,610

Options

During 1997, the Bank sold a series of options on sovereign risk assets for a notional value of US$221,391,335. At December 31, 2001, the notional value of the outstanding options was US$100,000,000. Provisions for possible losses on these guarantees were established in 1997 and 1998 to cover the mark-to-market valuation of the underlying assets of the options. On January 1, 2001 and as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated and the balance of US$5,025,223, together with the remaining un-amortized premium received of US$1,915,833 were transferred to the SFAS 133 transition adjustment of US$5,582,298 generated by the market valuation of options at that date (see note 19).

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Derivative Financial Instruments

The Bank utilizes derivatives and foreign exchange financial instruments for its asset/liability activities. All of the forward exchange contracts entered during 2001 and 2000 were made by the Bank as an end user to hedge foreign exchange risks arising from the Bank’s lending activity and the issuance of non-US dollar short-term Euro Commercial Paper and Euro Medium-Term Notes. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts under approved limits of amounts and terms by clients, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa.

Types of Derivative and Foreign Exchange Instruments

Derivative and foreign exchange instruments negotiated by the Bank are mainly executed over-the-counter (“OTC”). These contracts are executed between two counterparts that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The following instruments are used by the Bank for purposes of asset/liability activities:

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period.

Cross-currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.

Forward foreign exchange represents an agreement to transact on a future date at agreed-upon terms.

Foreign Exchange Risk Management

Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk due to this cross-currency funding.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information on derivative financial instruments outstanding at December 31, 2001 and 2000 is as follow:

				Balance Sheet
		Notional Amount		Credit Exposure

		2001	2000	2001	2000

Interest rate swap agreements	US$	196,000,000	270,000,000	2,181,606	18,038

Less set-offs		40,000,000	80,000,000	2,420,158	133,214

	US$	156,000,000	190,000,000	(238,552)	(115,176)

Foreign exchange forward contracts	US$	511,564,764	441,388,860	36,779,100	(23,423,303)

Less set-offs		61,141,774	95,461,250	5,593,302	(1,949,127)

	US$	450,422,990	345,927,610	42,372,402	(21,474,176)

Remaining contracts outstanding at December 31, 2001 with notional principal amounts less set-offs, are as follow:

		December 31,

		2001	2002	2003	2004

Interest rate swaps less set-offs	US$	156,000,000	36,000,000	0	0

Foreign exchange forward contracts	US$	450,422,990	204,583,998	126,633,960	14,098,000

Options	US$	100,000,000	0	0	0

The interest rate swaps less set-offs, with maturities at different dates from May 15, 2002 to November 17, 2003, are matched to the maturity dates of the related Euro Medium-Term Notes issues and to the corresponding assets held to maturity as part of the Bank’s credit portfolio.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Fair Value Disclosure of Financial Instruments

The following disclosures represent the Bank’s best estimate of the fair value of on and off balance financial instruments. The following assumptions have been used by management to estimate the fair value of each class of financial instruments for which it is practicable to do so:

(a)	Financial instruments with carrying value equal to fair value

The carrying value of certain financial assets including cash and due from banks, interest-bearing deposits with banks, securities purchased under agreements to resell, accrued interest receivable, derivatives and hedge items, customers’ liabilities under acceptances and certain financial liabilities including, interest, taxes and other liabilities and acceptances outstanding, as a result of their short-term nature, is considered to be equal to fair value.

(b)	Investment securities

Fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon the quoted price of similar instruments.

(c)	Loans

The fair value of the performing loan portfolio has been determined principally based upon a discounted analysis of anticipated cash flows adjusted for expected credit losses. The loans have been grouped to the extent possible, into homogeneous pools, segregated by maturity and the weighted average maturity of the loans within each pool. Depending upon the type of loan involved, maturity assumptions have been based on either contractual or expected maturity.

Credit risk has been factored into the present value analysis of cash flows associated with each loan type, by allocating the allowance for credit losses. The allocated portion of the allowance, adjusted by a present value factor based upon the timing of expected losses, has been deducted from the gross cash flows prior to calculating the present value.

(d)	Deposits

The fair value of demand, savings and time deposits is equal to the amount payable on demand at the reporting date. For deposits with fixed maturities, fair value has been estimated based upon interest rates currently being offered on deposits with similar characteristics and maturities.

(e)	Short-term borrowings and placements

Fair values of short-term borrowings and placements, are estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Medium and long-term borrowings and placements

The fair value of medium and long-term borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

(g)	Derivative financial instruments

Fair values for derivatives financial instruments and options, are based upon quoted market prices.

The following, which is provided for disclosure purposes only, provides comparison of the carrying value and fair value of the Bank’s financial instruments. Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon liquidation.

		December 31,

		2001		2000

		Carrying	Fair	Carrying	Fair
		Value	Value	Value	Value

Financial assets:

Instruments with carrying value equal to fair value	US$	956,830,652	956,830,652	423,134,142	423,134,142

Securities available for sale		24,196,913	24,196,913	10,000,000	10,000,000

Securities held to maturity		337,901,358	375,233,901	385,458,879	390,156,425

Loans, net of allowance		4,536,105,437	4,553,429,579	4,806,391,875	4,869,794,275

Financial liabilities:

Deposits:

Without fixed maturities	US$	71,096,235	71,099,650	44,824,273	44,824,551

Fixed maturities		1,500,263,004	1,503,389,706	1,699,017,473	1,713,415,481

Short-term borrowings and placements		1,823,323,628	1,848,122,271	1,509,880,207	1,541,187,385

Medium and long-term borrowings and placements		1,787,161,319	1,796,498,916	1,582,479,486	1,602,349,885

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Impact of SFAS 133 on the Bank’s Financial Statements

SFAS 133, as amended, which deals with the accounting for derivatives, was adopted on January 1, 2001. The adoption of SFAS 133 affected the “cumulative effect of accounting change” account, and the “other income” account, both of which, impacted the Statement of Income, as follows:

		December 31, 2001

				Interest
			Forward	Rate
		Options	Contracts	Swaps	Total

Cumulative effect of accounting change:

Transition adjustment (one time adjustment made on January 1, 2001)	US$	1,358,760	0	(229,347)	1,129,413

Other income:

Change in fair value of derivatives and hedging activities	US$	4,408,581	18,540	2,951,649	7,378,770

Total	US$	5,767,341	18,540	2,722,302	8,508,183

Also, the adoption of SFAS 133 affected the “other comprehensive income” account in the Bank’s Consolidated Balance Sheet as follows:

		December 31, 2001

Other comprehensive income:

Transition adjustment related to the transfer from securities held to maturity to available for sale, upon adoption of SFAS 133	US$	421,421

Net change in unrealized losses on derivatives		(540,696)

Other comprehensive loss	US$	(119,275)

(20)	Business Segment Information

The Bank has three segments that it utilizes for management reporting and analysis purposes: short-term loans, medium-term loans and the contingencies (letters of credit, guarantees and other fee generating businesses). These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined on Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of a Enterprise and Related Information”. The segment results show the financial performance of the major business units. These results are determined based on the Bank’s management accounting process, which assigns balance sheet, revenue and expense items to each reportable business unit on a systematic basis.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The short-term loans (original term of up to 365 days) represent the principal activity of the Bank, and constitute mostly short-term trade related financing to its stockholders banks and other selected commercial banks in the Region which then on-lend to businesses engaged in foreign trade, to state owned export institutions, and to a lesser extent to private entities.

The medium-term loans (original term of over one to five years, and exceptionally more than five years) are mainly granted to the Bank’s stockholder banks, other selected commercial banks in the Region, and other state owned and private entities, to support the medium-term financing needs of the Bank’s clients.

The contingencies constitute mainly guarantees issued and stand-by or commercial letters of credit covering commercial and country risk. This business is the primary component of fee income generation. Additional components of other income are commissions earned on loan origination and the sale of loans derived from the management of the loan portfolio.

Business Segment Analysis (1)
(In US$ millions)

			Commissions			Net
	Avg.	Net Interest	and Other	Total	Operating	Operating
2001	Assets	Income	Income	Income	Expenses	Income(2)

Loans and selected securities: *

Short-term	3,013	63.7	0.0	63.7	(12.2)	51.5

Medium-term	2,530	55.1	(0.8)	54.3	(10.2)	44.1

Loan portfolio	5,543	118.8	(0.8)	118.0	(22.4)	95.6

L/C & guarantees	1,178	0.0	20.0	20.0	(4.0)	15.9

Credit portfolio	6,721	118.8	19.1	137.9	(26.4)	111.5

*	Includes securities purchased under agreements to resell

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.

(2)
The net operating income, reported on the preceding tables, does not include, the following items: (a) the provisions for credit losses of US$77.1 million, US$19.2 million and US$20.7 million for the years ended December 31, 2001, 2000 and 1999, respectively; (b) the impairment loss on securities of US$40.3 million for the year ended December 31, 2001; (c) cumulative effect of accounting change (SFAS 133) for US$1.1 million for the year ended December 31, 2001; and (d) derivatives and hedging activities from fair market valuation for US$7.4 million for the year ended December 31, 2001.

			Commissions			Net
	Avg.	Net Interest	and Other	Total	Operating	Operating
2000	Assets	Income	Income	Income	Expenses	Income(2)

Loans and selected securities:

Short-term	3,038	72.4	0.0	72.4	(11.3)	61.1

Medium-term	1,694	40.3	0.9	41.2	(6.3)	34.9

Loan portfolio	4,732	112.7	0.9	113.6	(17.6)	96.0

L/C & guarantees	1,306	0.0	23.9	23.9	(3.7)	20.3

Credit portfolio	6,037	112.7	24.8	137.5	(21.2)	116.3

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Commissions			Net
	Avg.	Net Interest	and Other	Total	Operating	Operating
1999	Assets	Income	Income	Income	Expenses	Income(2)

Loans and selected securities:

Short-term	3,424	82.6	0.0	82.6	(9.7)	72.9

Medium-term	1,504	30.1	0.6	30.7	(4.3)	26.4

Loan portfolio	4,928	112.7	0.6	113.3	(14.0)	99.3

L/C & guarantees	1,265	0.0	24.9	24.9	(2.6)	22.3

Credit portfolio	6,193	112.7	25.5	138.2	(16.6)	121.6

(21)	Leasehold Commitments

At December 31, 2001, a summary of leasehold commitments is as follows:

		Future Rental
December 31,		Commitment

2002	US$	532,301

2003		188,117

2004		51,870

2005 and later		51,870

	US$	824,158

Occupancy expense for the years ended December 31, 2001, 2000 and 1999, amounted to US$681,412, US$408,582 and US$170,309, respectively.

(22)	Litigation

The Bank is not engaged in litigation that is material to the Bank’s business, and to the best knowledge of management of the Bank, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(23)	Effects of the WTC Events of September 11, 2001

The premises of the New York Agency were located at the World Trade Centers. Due to the events on the September 11, 2001, the offices of the Agency were permanently destroyed.

All of the fixed assets owned by the Agency with a book value of US$686,170 were transferred to a receivable account. The Agency is in a process of filing a claim with the insurance company and it is probable that it will recover at least the book value of fixed assets lost. As of December 31, 2001, the Agency has set up a receivable for losses amounting to US$589,580 and has already received US$100,000 as reimbursement.

The Agency had a lease agreement with the Port Authority of New York and New Jersey under which they were committed to pay US$3,911,398 for the next 9 years. Due to the events of September 11, the lease was effectively cancelled and the Agency has no commitment under this agreement.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(24)	Summary of Unaudited Quarterly Financial Information

		2001

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	76,702	89,996	100,631	111,125

Interest expense		(48,683)	(61,353)	(69,165)	(80,482)

Net interest income		28,019	28,643	31,466	30,643

Provision for loan losses		(65,644)	(4,000)	(3,750)	(3,750)

Net interest income (expense) after provision for loan losses		(37,625)	24,643	27,716	26,893

Commission income		3,873	3,867	3,615	3,579

Commission expense and other charges		(272)	(306)	(350)	(315)

Derivatives and hedging activities		5,521	(3,696)	4,932	622

Impairment loss on securities		(40,356)	0	0	0

Gain on sale of securities available for sale		0	1,318	2,824	656

Other income		52	103	257	242

Operating expenses		(7,902)	(7,022)	(5,818)	(5,651)

Net income (loss) before income tax and cummulative effect of accounting change		(76,709)	18,907	33,176	26,026

Income tax		0	(5)	(15)	(15)

Net income (loss) after income tax		(76,709)	18,902	33,161	26,011

Cumulative effect of accounting change (SFAS 133)		0	0	0	1,129

Net income (loss)	US$	(76,709)	18,902	33,161	27,140

Net income (loss) available to common stockholders	US$	(77,026)	18,588	32,850	26,833

Earnings per share (after dividends on preferred stock)	US$	(4.43)	1.05	1.78	1.42

Diluted earnings per share	US$	(4.43)	1.04	1.76	1.41

Average number of common shares outstanding		17,372	17,705	18,453	18,898

		2000

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	110,492	103,658	93,738	94,698

Interest expense		(82,061)	(75,027)	(66,721)	(66,107)

Net interest income		28,431	28,631	27,017	28,591

Provision for loan losses		(4,800)	(3,200)	0	0

Net interest income after provision for loan losses		23,631	25,431	27,017	28,591

Commission income		5,635	6,270	6,484	7,488

Commission expense and other charges		(284)	(247)	(283)	(322)

Provision for losses on off balance sheet credit risks		0	(1,600)	(4,800)	(4,800)

Other income		2	35	8	44

Operating expenses		(6,123)	(5,058)	(5,131)	(4,868)

Net income before income tax		22,861	24,831	23,295	26,133

Income tax		0	(59)	(3)	(3)

Net income	US$	22,861	24,772	23,292	26,130

Net income available to common stockholders	US$	22,538	24,433	22,951	25,789

Earnings per share (after dividends on preferred stock)	US$	1.16	1.23	1.15	1.29

Diluted earnings per share	US$	1.16	1.22	1.14	1.28

Average number of common shares outstanding		19,429	19,874	19,916	19,915