Form 20-F
period 2002-12-31
LATIN AMERICAN EXPORT BANK
filed 2003-02-24
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 1-11414

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. (Exact name of Registrant as specified in its charter)

LATIN AMERICAN EXPORT BANK (Translation of Registrant’s name into English)	REPUBLIC OF PANAMA (Jurisdiction of incorporation or organization)

Calle 50 y Aquilino de la Guardia

Apartado 6-1497 El Dorado

Panama City, Republic of Panama

(507) 210-8500

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

4,911,185	Shares of Class A Common Stock
3,746,721	Shares of Class B Common Stock
8,685,287	Shares of Class E Common Stock
17,343,193	Total Shares of Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                                                                                           ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17                                                                                     ☒ Item 18

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

In this Annual Report on Form 20-F (this “Annual Report”), all references to the “Bank” or “BLADEX” are to Banco Latinoamericano de Exportaciones, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977, and its subsidiaries.

The Bank will provide without charge to each person to whom this Annual Report is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to the attention of Carlos Yap, Senior Vice President—Finance, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8581. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

All references to “dollars” or “$” are to United States dollars. The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

The Bank accepts deposits and raises funds principally in United States dollars, grants loans mostly in United States dollars and publishes its consolidated financial statements in United States dollars.

This Annual Report contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report refer to the possibility that the Bank will need to renegotiate and restructure or write-off certain of its Argentine loans, the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio, the necessity of making additional provisions for credit losses, the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage, the Bank’s ability to execute a planned recapitalization, the Bank’s ability to maintain its investment-grade credit ratings, the availability and mix of future sources of funding for the Bank’s lending operations, the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals and the impact of the crisis in Argentina and developments in other countries in Latin America and globally on the Bank’s results of operations and financial condition. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank’s credit portfolio, adverse economic or political developments in Central and South America and the Caribbean (the “Region”), particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank’s existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a decision by credit rating agencies to further reduce the Bank’s credit ratings, events in Argentina, Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank.

Forward-looking statements speak only as of the date they are made, and the Bank does not undertake any obligation to update them in light of new information or future developments.

Terms Relating to the Bank’s Credit Portfolio

As used in this Annual Report, the following terms relating to the Bank’s credit portfolio have the meanings set forth below, unless otherwise indicated.

“Credit portfolio” consists of loans, securities purchased under agreements to resell, selected securities held to maturity and available for sale (presented at their estimated fair value), customers’ liabilities under acceptances, letters of credit and guarantees. Certain investment securities (“selected investment securities”) are considered part of the Bank’s credit portfolio when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio.

References to “provision for loan losses” are to additions to the allowance for loan losses in a particular period and charged to income. References to “allowance for loan losses” are to the aggregate allowance for loan losses shown as of a particular date as a balance sheet item.

“Total loans” includes total performing loans and total impaired loans. “Total impaired loans” includes only principal. For a description of the Bank’s policies regarding the classification of loans as impaired, see “Information on the Company—Asset Quality.”

“Total loans, net” refers to total loans less allowance for loan losses and unearned income.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2. Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3. Key Information

Selected Financial Data

The following table presents consolidated selected financial data for the Bank. The financial data presented below are at December 31, 1998, 1999, 2000, 2001 and 2002 and for the years then ended and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and audited by KPMG Peat Marwick. The Consolidated Financial Statements of the Bank at December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of KPMG Peat Marwick thereon. The information below is qualified in its entirety by the detailed information, both financial and otherwise, included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income	$92,210	$112,698	$112,670	$118,739	$66,655
Provision for loan losses (1)	(11,200)	(14,700)	(8,000)	(77,144)	(272,586)

Net interest income (loss) after provision for loan losses	81,010	97,998	104,670	41,594	(205,931)

Other income (expense):
Net commission income	19,031	24,291	23,664	13,691	7,010
Provision for losses on off-balance sheet credit risk	0	(6,000)	(11,200)	0	(6,170)
Provision for losses on guarantees	(15,534)	0	0	0	0
Derivatives and hedging activities	0	0	0	7,379	(341)
Impairment loss on securities (2)	0	0	0	(40,356)	(44,268)
Gain on early extinguishment of debt	0	0	0	0	1,430
Gain on sale of securities available for sale	0	0	0	4,798	184
Gain (loss) on foreign currency exchange	13	54	80	(21)	301
Other income	1,330	1,328	1,086	674	553

Net other income (expense)	4,840	19,674	13,630	(13,834)	(41,302)

Total operating expenses	(14,067)	(16,578)	(21,180)	(23,973)	(19,306)
Income (loss) from continuing operations before income tax	71,783	101,093	97,121	3,787	(266,539)
Income tax	0	(36)	(65)	(35)	47

Income (loss) from continuing operations, net	71,783	101,057	97,056	3,752	(266,492)

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Discontinued operations:
Loss from operations and disposal of segment	0	0	0	(2,388)	(2,346)

Income (loss) before cumulative effect of accounting change	71,783	101,057	97,056	1,364	(268,838)
Cumulative effect of accounting change	0	0	0	1,129	0

Net income (loss)	71,783	101,057	97,056	2,494	(268,838)
Net income (loss) available for common stockholders	70,386	99,687	95,770	1,138	(269,850)
Balance Sheet Data:
Securities purchased under agreements to resell	$0	$0	$0	$291,871	$132,022
Investment securities	163,935	178,816	395,459	362,098	165,714
Impaired loans	0	23,786	14,724	77,061	691,472
Loans (including impaired loans)	5,119,897	4,594,174	4,927,465	4,733,710	2,516,512
Allowance for loan losses	108,753	117,670	110,388	177,484	429,720
Total assets	5,587,726	5,172,132	5,660,682	5,922,267	2,929,267
Total deposits	1,705,997	1,617,174	1,743,842	1,571,359	551,973
Short-term borrowings and placements	1,883,629	1,520,971	1,509,880	1,823,324	647,344
Medium and long-term borrowings and placements	1,269,598	1,212,566	1,582,479	1,787,161	1,285,493
Total liabilities	4,963,999	4,474,809	4,945,666	5,308,617	2,587,868
Total common stockholders’ equity	606,506	680,429	699,205	598,418	328,923
Average number of shares outstanding	20,305	20,141	19,783	18,102	17,343
Per Common Share Data:
Net income (loss), after Preferred Stock dividend and before cumulative effect of accounting change	3.47	4.95	4.83	0.00	(15.56)
Diluted earnings per share before cumulative effect of accounting change	3.46	4.93	4.81	0.00	(15.56)
Net income (loss), after Preferred Stock dividend and after cumulative effect of accounting change	3.47	4.95	4.83	0.06	(15.56)
Diluted earnings per share after cumulative effect of accounting change	3.46	4.93	4.81	0.06	(15.56)
Net income (loss) from continuing operations	3.47	4.95	4.83	0.13	(15.42)
Book value (period end)	29.93	34.08	36.36	34.43	18.91
Cash dividends per share	0.96	0.96	2.50	1.88	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of accounting change	1.33%	1.93%	1.92%	0.02%	(6.47)%
Return on average assets after cumulative effect of accounting change	1.33%	1.93%	1.92%	0.04%	(6.47)%
Return on average common stockholders’ equity before cumulative effect of accounting change	12.21%	15.68%	13.98%	0.00%	(60.48)%
Return on average common stockholders’ equity after cumulative effect of accounting change	12.21%	15.68%	13.95%	0.16%	(60.48)%
Net interest margin (3)	1.71%	2.15%	2.24%	2.00%	1.53%
Net interest spread (3)	0.90%	1.30%	1.14%	1.32%	1.01%
Total operating expenses to total average assets	0.26%	0.32%	0.42%	0.40%	0.46%
Cash dividend payout ratio	27.67%	19.39%	51.76%	3,133.3%	0.00%
Asset Quality Ratios:
Impaired loans to loans, net of unearned income (4)	0.00%	0.52%	0.30%	1.63%	27.58%
Net charge-offs to loans, net of unearned income	0.37%	0.13%	0.31%	0.21%	0.81%
Allowance for loan losses to loans, net of unearned income	2.14%	2.57%	2.25%	3.77%	17.14%
Allowance for loan losses to non-accruing loans	n.a	495%	750%	230%	62%
Allowance for losses on off–balance sheet credit risks to total contingencies net of mark to market guarantees (options)	n.a	0.50%	1.62%	1.88%	5.53%
Capital Ratios:
Common stockholders’ equity to total assets	10.85%	13.16%	12.35%	10.10%	11.23%

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Tier 1 capital to risk-weighted assets (5)	20.06%	24.52%	18.27%	15.73%	15.26%
Total capital to risk-weighted assets (5)	21.90%	26.40%	19.94%	17.39%	16.51%

(1)	For information regarding the provision for loan losses, see “Operating and Financial Review and Prospects—Results of Operations.”
(2)	For information regarding the impairment loss on securities see “Information on the Company—Business Overview—Asset Quality—Impaired Securities.”
(3)	For information regarding the calculation of the net interest margin and the net interest spread, see “Operating and Financial Review and Prospects—Results of Operations—Net Interest Income.”
(4)	The Bank did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2002 of $7.5 million of Argentine obligations. However, most of the Bank’s credit portfolio in Argentina has been classified as impaired, the terms of certain Argentine loans have been extended, and the Bank anticipates that it will be required to restructure a significant portion of its Argentine credits.
(5)	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although the Bank is not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to the Bank, management believes that the capital ratios for the Bank would be as presented. The Bank’s total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 12.9% at December 31, 2002.

Common Stockholders’ Equity

At December 31, 2002, the Bank’s total common stockholders’ equity was $328.9 million compared to $598.4 million at December 31, 2001 and $699.2 million at December 31, 2000, representing 11.2%, 10.1% and 12.4%, respectively, of the Bank’s total assets.

The following table presents information concerning the Bank’s capital position at the dates indicated below.

	At December 31,
	2000	2001	2002
	(in thousands)
Redeemable Preferred Stock	$15,810	$15,232	$12,476

Common Stock	132,851	133,217	133,235
Treasury Stock	(20,841)	(85,634)	(85,634)
Capital Surplus	144,522	145,456	145,490
Capital Reserves	305,210	305,210	95,210
Other Comprehensive Income	0	(506)	(118)
Retained Earnings	137,462	100,674	40,740

Total Common Stockholders’ Equity	$699,205	$598,418	$328,923

Total Common Stockholders’ Equity and Redeemable Preferred Stock	$715,015	$613,650	$341,399

Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations. The objective of capital reserves is to strengthen the capital position of the Bank, as reductions of these reserves, for example to pay dividends, require the approval of the Board of Directors of the Bank (the “Board of Directors”) and Panamanian banking authorities. Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves. Effective on June 30, 2002, the Bank transferred $210 million to retained earnings from the capital reserves account in order to cover the loss resulting from the $278.8 million provision for credit loss provision charges taken in 2002.

The Bank did not increase capital reserves in 2000 and 2001 because at that time the intention was instead to use a portion of retained earnings to increase the dividend pay-out ratio and to establish a $100 million share buy-back program.

The decrease in common stockholders’ equity in 2001 was due primarily to the stock repurchase program and an increased dividend pay-out ratio approved by the Board of Directors in December 2000. The decrease in common stockholder’s equity in 2002 was mainly due to the net loss of $268.8 million for the year 2002, which was the result of a $278.8 million provision for credit losses (including losses on loans and on off-balance sheet items) and a $44.3 million impairment loss on securities in 2002.

In 2000, the Bank declared and paid an annual dividend of $1.25 per common share and a special dividend of $1.25 per common share to holders of common stock, for a total annual dividend of $2.50 per share, which amounted to $49.8 million. In 2001, the Bank declared and paid a quarterly dividend of $0.47 per common share to holders of common stock for the four quarters of 2001 for a total annual dividend of $1.88 per share for the year 2001, which amounted to $34.0 million. On February 5, 2002, the Board of Directors suspended dividends on common shares believing that it was in the best interest of the shareholders to conserve the Bank’s capital resources until there was more clarity regarding the Bank’s exposure in Argentina.

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

In December 2000, the Board of Directors approved a stock repurchase program, under which the Bank could purchase up to an aggregate of $75,000,000 of Class E shares on the open market at the then prevailing market price. The program also provided for the purchase of up to an aggregate of $25,000,000 of Class A shares of common stock in privately negotiated transactions at the then prevailing market price of the Class E shares. On November 8, 2001, the Board of Directors halted the Bank’s share repurchase program, believing that it was in the best interest of shareholders to conserve the Bank’s capital resources until there was more clarity regarding the Bank’s exposure in Argentina (see “—Risk Factors” below). During the years ended December 31, 2000 and 2001, the Bank repurchased the following shares under this program:

	December 31,
	2000		2001
	Shares	Amount	Shares	Amount
Class A	48,297	$1,485,144	269,843	$9,222,575
Class E	117,300	3,700,521	1,633,205	55,570,235

	165,597	$5,185,665	1,903,048	$64,792,811

None of the shares repurchased by the Bank in 2000 and 2001 were cancelled and, accordingly, the shares were reclassified as treasury shares. None of these treasury shares have been reissued. All of those shares were purchased out of the Bank’s retained earnings.

On November 18, 2002, shareholders approved an increase in the number of the Bank’s authorized shares to 185 million in connection with the Bank’s recapitalization plan (see “Information on the Company—Business Overview—Developments during 2002”).

The Bank’s policy with respect to its capital position is to maintain a minimum capital ratio of total common stockholders’ equity to total assets of 7%. At December 31, 2002, this ratio was 11%. In addition, the Bank has a policy of maintaining minimum Tier 1 and total capital to risk weighted asset ratios of 10% and

12.5%, respectively, as defined by the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and BIS capital adequacy requirements, although the Bank is not subject to these risk-weighted capital requirements. However, if the Federal Reserve Board’s fully phased in risk-based capital guidelines had been applicable to the Bank, management believes that as of December 31, 2002 the Bank would have exceeded all applicable capital adequacy requirements. At December 31, 2002, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 15.3% and 16.5%, respectively. The Banking Law (as defined under “Information on the Company—Business Overview—Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law). At December 31, 2002, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 12.9%. See “Information on the Company—Business Overview—Regulation—Panamanian Law.”

Risk Factors

Global economic conditions have been weak making recovery in Latin America more difficult and increasing the risk that economic conditions in Latin America will further deteriorate and adversely affect the Bank. The risk of war in Iraq has contributed to this weakness.

During 2001, the U.S. economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. Negative trends that began in 2001, such as extreme volatility in the U.S. equity markets, have continued through the end of 2002. Most major economies in Europe also suffered economic downturns during 2001 and/or 2002. Because the United States and Europe are the principal export markets for the Region, these global conditions have adversely affected economies in the Region. If these conditions continue or worsen, it likely will delay any economic recovery in the Region which would adversely affect the Bank’s trade finance business by reducing overall demand for this type of financing and increasing the risk profile of the Bank’s credit portfolio.

The risk of war in Iraq has contributed to increases in the price of oil and delayed investment decisions, making a recovery of the global economy more difficult and uncertain.

Economic conditions in the Region, where the Bank conducts all its lending activities, have been highly volatile since the beginning of 2001 and could deteriorate further and require the Bank to further increase its credit loss allowance.

All of the Bank’s lending activities are conducted with borrowers in the Region. At various times in the past, countries in the Region have experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation and unavailability of foreign exchange, including dollars. As a result, since the Bank began operations in 1979 many governments and public and private institutions in the Region have at various times been unable to make interest and principal payments on their external debt, and much of the external debt of the Region has been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal have been suspended and, in certain cases, reduced principal and/or rates of interest.

These difficulties have arisen again, particularly in Argentina where a prolonged economic crisis has resulted in a default on the country’s public sector external debt. The Argentine crisis has had a significant adverse effect on the Bank’s financial condition and results of operations, because the Bank has been required to make large additions to its loan loss allowance to provide for probable losses on its Argentine loan portfolio. If economic conditions in countries in the Region where the Bank conducts lending activities deteriorate further, the Bank could be required to make further loan loss provisions, which would adversely affect the Bank’s capital and earnings.

Economic problems in countries in the Region have led to increasing political instability in a number of countries, particularly Argentina and Venezuela. This political instability has further compounded and prolonged the economic difficulties due to the lack of effective government mechanisms to address the problems.

The continuing crisis in Argentina may result in higher losses on the Bank’s Argentine loans than the Bank has provided for. This would reduce the Bank’s earnings or produce losses, and could reduce the Bank’s capital base.

A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt. There is uncertainty as to how or when the situation will be resolved.

The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crisis adversely affected the financial condition of the Bank’s Argentine obligors, including banks and corporations, and the quality of the Bank’s loans to those obligors.

The Bank’s Argentine credit portfolio at December 31, 2002 amounted to $774 million, which represented a reduction of $340 million from December 31, 2001. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank’s loans in Argentina have been converted to Argentine pesos. During 2002, the Bank collected interest from Argentine borrowers of approximately $38 million (including $17 million received after they were classified as impaired) representing 87% of interest due from those borrowers, while interest in the amount of $6 million was past due on December 31, 2002. At June 30, 2002, 97% of the Bank’s total credit portfolio in Argentina was classified as impaired and, since June 30, 2002, all interest income on the Bank’s Argentine impaired credit portfolio is accounted for on a cash basis.

Even with the benefit of the Bank’s confirmed multilateral status, given the continued severity of the Argentine crisis, the Board of Directors and management believe that the Bank will have to renegotiate and restructure loans, and that the Bank will also face write-offs related to its Argentine portfolio.

Because of concerns about the collectibility of the Bank’s Argentine credit portfolio, the Board of Directors and management increased the allowance for credit losses during 2002 by $279 million. As of December 31, 2002, the Bank’s total allowance for credit losses amounted to $453 million of which $380 million related to the loan portfolio and off-balance sheet items in Argentina of $739 million. As a result of the increase in the allowance for credit losses and a $44 million charge for impairment loss on Argentine securities during 2002, the Bank incurred a net loss for 2002 of $269 million. This also had the effect of reducing the Bank’s common stockholders’ equity to $329 million at December 31, 2002 from $598 million at December 31, 2001.

The Board of Directors and management believe that the $380 million of allowances for credit losses related to the Bank’s exposure in Argentina is adequate to cover any Argentine credit chargeoffs on the Bank’s Argentine loans and off-balance sheet credit risks. Argentina has reached a limited agreement with the International Monetary Fund regarding additional IMF loans, and the Argentine economy has shown some signs of a recovery. If there is further deterioration in Argentine economic conditions, or if the crisis continues indefinitely, the Bank’s loan losses in Argentina could be higher than currently anticipated. This would require the Bank to take additional charges against its earnings and/or equity capital, which could produce losses in the future and a significant reduction in its equity capital.

Brazil recently elected a new administration whose economic policies are untested. To the extent these policies are not free market oriented, they could produce a deterioration of economic conditions in Brazil causing defaults in the Bank’s Brazilian credit portfolio.

Investors became increasingly uneasy about Brazil due to, among other factors, the situation in Argentina and an increasingly uncertain political environment leading up to the election at the end of October 2002 of Luiz Inacio Lula da Silva. The markets are awaiting further clarification as to the policies that will be implemented by his administration and the effect of these policies, although there has been a positive market reaction to Mr. da Silva’s actions and appointments thus far. The election was preceded by the rapid decline in the value of Brazil’s currency compared to the U.S. dollar and speculation about the ability of Brazil to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years.

The Bank’s credit portfolio in Brazil amounted to $1,115 million at December 31, 2002, down from $2,461 million at December 31, 2001. As of the date of this Annual Report, substantially all of the Bank’s loans to Brazilian borrowers are current and there are no past due amounts of interest or principal, although the Bank is in the process of restructuring loans to two Brazilian borrowers aggregating $60.2 million. In addition, approximately 70% of the Bank’s portfolio in Brazil matures during 2003 giving the Bank the flexibility to further reduce its exposure in Brazil if this becomes necessary. The Bank remains committed to continuing its lending activities in this very important market in the Region. However, the political and economic situation in Brazil may deteriorate, which could weaken the Bank’s Brazilian credit portfolio. If this were to occur, the Bank’s capital levels, even after the Bank’s proposed recapitalization, could prove inadequate to accommodate the need to create further loan loss allowances.

The current political and economic turmoil in Venezuela is making it more difficult for the Bank’s Venezuelan borrowers to service their loans on a timely basis and this situation could worsen.

Broadbased discontent with the policies of the current Venezuelan government have produced a country-wide strike which has seriously disrupted economic activity in Venezuela and severely curtailed the production and export of oil, the major source of Venezuela’s foreign exchange. In response, the government has imposed foreign exchange and price controls, making it more difficult for the Bank’s borrowers in that country to obtain the U.S. dollars needed to service their U.S. dollar loans to the Bank on a timely basis. The Bank expects that if this situation continues, it will result in some payment delays on its Venezuelan loans. At December 31, 2002, the Bank’s credit portfolio in Venezuela amounted to $168 million and there were no past due amounts of interest or principal.

The Bank’s credit ratings may be further reduced to below investment grade. This would severely hamper the Bank’s ability to obtain funding to carry on its trade financing activities.

The prolonged crisis in Argentina and heightened risk perception of other countries in the Region have affected the Bank’s credit ratings. During the first quarter of 2002, the major rating agencies downgraded the Bank’s credit ratings due to the crisis in Argentina and its potential impact on the Bank’s credit exposure in that country. On August 12, 2002, Fitch IBCA, Inc (“Fitch”) further reduced its ratings on the Bank’s debt securities to below investment grade with a stable outlook. As of the date of this Annual Report, the Bank has long-term debt ratings of Baa3 from Moody’s Investor Services, Inc. (“Moody’s”), BBB- from Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s and the BBB- rating from Standard & Poor’s are investment-grade ratings. Although the rating outlook from Standard & Poor’s remains negative, on January 22, 2003, Moody’s changed its rating outlook from negative to stable.

The recent sharp increase in the risk perception of the Region, caused by events in, among other countries, Argentina, Brazil and Venezuela, has had a significant negative impact on the Bank’s asset base and capital, and has threatened the Bank’s remaining investment-grade credit ratings. As a result, the Board of Directors and management believe that it must raise a minimum of $100 million of Tier 1 capital to provide the Bank with a prudent level of capitalization in view of the environment in which it operates. The Bank also believes that this additional capital is needed in order to allow it to retain its investment-grade credit ratings and continue to fulfill in a significant way its primary role of providing trade financing to borrowers in Latin America through, among other things, increasing the Bank’s access to funding.

A further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures may trigger further downgrades in the Bank’s credit ratings below investment-grade ratings. This would adversely affect the Bank’s cost of funds, the Bank’s deposit base and accessibility to the debt capital markets. Based on statements made by Standard & Poor’s and Moody’s, the Bank believes that if it does not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on the Bank’s debt obligations to below investment-grade. In that case, the Bank’s ability to obtain the funding necessary to carry on its trade financing activities in Latin America at meaningful levels will be severely hampered. In addition, even if the Bank is successful in raising $100 million of additional capital, it may not be sufficient to achieve the Bank’s stated goals, including maintaining the Bank’s investment-grade ratings.

The Bank’s allowances for credit losses may prove to be inadequate to cover credit losses related to the Bank’s loans and off-balance sheet items.

At December 31, 2002, the total allowance for credit losses amounted to $453 million, of which $380 million (representing specific allowances) related to impaired loans and off-balance sheet items in Argentina. At December 31, 2002, the Bank’s total loans and off-balance sheet items amounted to $2,939 million, $739 million (or 25%) of which represented loans and off-balance sheet items in Argentina. The remaining $73 million of the Bank’s allowance for credit losses represents a generic allowance which covers its $2.2 billion of loans and off-balance sheet items outstanding in countries other than Argentina.

The Board of Directors and management believe that the current allowance for credit losses is adequate to cover any charge offs that will be necessary on the Bank’s current credit portfolio. The Board of Directors and management will continue to maintain the allowance for credit losses at levels which reflect the potential for political and economic instability in countries in the Region and economic cycles. Determining the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. As a result, the Bank’s current level of allowances may not be adequate to cover losses in the Bank’s credit portfolio. For example, it is possible that further deterioration in Argentina, or further pressures on other borrowers, particularly in Brazil, could require additional allowances at a time when the Bank’s capacity to generate allowances is strained. The Bank’s ability to create additional allowances will depend on the Bank’s ability to continue to generate earnings in future periods, which may be severely limited if economic conditions in the Region deteriorate further. In that case, the Bank’s financial condition and results of operations could be adversely affected, possibly severely.

The Argentine crisis and risk perception of the Region have adversely affected the Bank’s funding activity and may continue to do so.

The crisis in Argentina and downgrades by the rating agencies have affected the Bank’s funding activity, resulting in a 52% decline in the Bank’s deposits and borrowings during 2002. In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region. As a result, it has been difficult for Latin American borrowers, including the Bank, to access international debt markets for placements of securities. The Bank experienced a 49% decline in its credit portfolio during 2002 due to, among other things, these difficulties in funding. If this trend continues and funding does not become more readily available to the Bank in the near future, further reductions in deposits and borrowings, and corresponding reductions in the credit portfolio, are likely to occur.

The Bank believes that a reduction of its investment-grade credit ratings to below investment-grade by Standard & Poor’s and Moody’s would further reduce the amount of funding available for its lending activities, and also substantially increase the cost of any funding that could be obtained.

Concentration of the Bank’s lending activities in a relatively small number of countries could accentuate the Bank’s loan losses if one or more of those countries encounter further economic difficulties.

At December 31, 2002, approximately $2,508 million, or 78%, of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,115 million, or 35%); Argentina ($774 million, or 24%); Mexico ($230 million, or 7%); the Dominican Republic ($220 million, or 7%); and Venezuela ($168 million, or 5%). In addition, at December 31, 2002, 23% of the Bank’s total credits were to nine borrowers in Brazil and 6% of total credits were to four borrowers in Mexico. The Bank’s exposure in each country where it extends credit is subject to the Bank’s Board of Director’s approved country limit process that takes into account not only concentration issues, but also general political and economic risk in each country, prospects for business and funding considerations. A significant deterioration, or further deterioration, of economic conditions in any of these countries or of the financial condition of any of these borrowers could have a significant adverse affect on the Bank’s financial condition and results of operations because of this concentration.

Concentration of a substantial portion of the Bank’s funding activities on interbank deposits from central banks required the Bank to significantly reduce its lending when those deposits declined and could do so again in the future.

One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits with the Bank in large part because of the downgrades in the Bank’s credit ratings. Overall deposits declined by 65% from $1,571 million at December 31, 2001 to $552 million at December 31, 2002 and, in part as a result, total loans declined by 47% from $4,734 million at December 31, 2001 to $2,517 million at December 31, 2002. Despite this decline in deposits, the Bank was able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets.

The Bank faces certain market risks related to liquidity and changes in interest rates and currency exchange rates.

The Bank’s risk management policies are designed to identify and control market risks by establishing and monitoring appropriate limits on its market exposures. The Bank’s primary market risks are liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk.

Liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis. Failure to adequately manage the Bank’s liquidity risk could produce a liquidity crisis in which the Bank would not be able to fund its obligations as they become due. The Bank manages short-term liquidity risk by investing a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits in overnight deposits with maturities of less than one week and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as Euro certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days. These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks located outside of the Latin American region that usually carry ratings of A-1, P-1 or F-1 by two of the major rating agencies. These banks must have a correspondent relationship with the Bank and be approved by the Board of Directors on an annual basis. The primary objectives for these investments are security and liquidity. In order to manage the Bank’s liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

Management follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001. During 2002, the Bank was able to reduce its obligations by approximately $2.7 billion in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2002, liquidity levels amounted to $479 million, representing a net cash position of 87% of total deposits. Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if the Bank faced a liquidity crisis, it would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries.

Historically, interest rate risk has arisen from the Bank’s liability-sensitive position in the short-term, which means that interest-bearing liabilities generally reprice more quickly than interest-earning assets. Consequently, failure to adequately manage this interest rate risk could adversely affect the Bank’s net interest income during periods of increasing interest rates. During 2002, the Bank took several steps to reduce the mismatch between assets and liabilities, including an increase in its net cash position and a change in the mix of its liabilities. As a result, at December 31, 2002, the Bank’s cumulative maturity gap for the subsequent six months was positive. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days should not exceed 200% of total capital. On a cumulative basis at 180 days, the gap should not exceed 100% of total capital. The Bank’s policy with respect to interest rate gaps also provides that it match fund interest-earning assets over 365 days.

Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests. The Bank accepts deposits and raises funds principally in U.S. dollars, extends loans primarily in U.S. dollars and presents its consolidated financial results in U.S. dollars. At December 31, 2002, loans outstanding denominated in currencies other than U.S. dollars amounted to the equivalent of $158 million. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross-currency funding. Because the Bank makes U.S. dollar-denominated loans, it faces the risk that declines in the value of its borrowers’ local currencies will increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans. The Bank also faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis.

Sales of additional Class E shares into the public market could adversely affect their market price.

The Bank is currently preparing a rights offering to its existing shareholders and has filed a Registration Statement with the U.S. Securities and Exchange Commission relating to an aggregate of 29.4 million shares of common stock. Although only 14.7 million of these shares are being offered in the form of Class E shares, it is possible that the entire 29.4 million shares could be issued in the form of Class E shares, either through the exercise of the over-subscription privilege in the rights offering, or pursuant to the conversion of Class B shares currently outstanding or issued pursuant to the rights offering. As a result, the total number of Class E shares outstanding in the public market could increase substantially from the 8,685,287 shares outstanding as of December 31, 2002, which could adversely affect the market price of the Class E shares.

Political events in Panama could adversely affect the Bank’s operations.

The government of Panama is a republican and presidential system with a legislative body and an independent judiciary branch. In May 1999, presidential elections took place in an orderly fashion. The new democratically elected government was installed in September 1999. Should any significant political crisis occur in Panama in the future, the Bank’s operations may be adversely affected.

The Bank faces competition from banks that offer similar financing services; the Bank also depends upon its competitors to fund and support its activities.

Most of the competition the Bank faces in the trade financing area and within the markets it serves is from international banks, mostly European and North American, which provide similar financing services to those provided by the Bank. These banks have substantially greater resources and access to less expensive funding than is the case with the Bank, which puts the Bank at a competitive disadvantage. Due to recent economic developments in the Region, the Bank has fewer competitors because many international banks have reduced their exposure in the Region or have withdrawn from the Region altogether. Although some of these international banks compete with the Bank, they are also providers of funding for the Bank and represent a source of business. For example, most of these international banks provide credit facilities to the Bank to finance trade finance activity. The Bank also lends to branches or subsidiaries of certain international banks in the Region. If the Bank’s competitors cease to fund and support its activities as they have done in the past, the Bank may be unable to compete effectively in the markets that it serves.

A substantial consolidation of the banking business in Latin America has occurred and is continuing. This has reduced the number of local banks in the Region, which are the Bank’s primary customers for trade finance loans, and increased the concentration and importance of international banks and their agencies in the Region which are the Bank’s primary competitors. These changes in the business and in the markets of the Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources and its ability to develop and diversify its sources of income.

Bank regulation to which the Bank is subject in Panama and the Cayman Islands is less comprehensive than bank regulation in the United States.

The Superintendence of Banks of Panama regulates, supervises and examines the Bank. In addition, BLADEX Cayman is regulated, supervised and examined by government authorities in the Cayman Islands and the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board. The regulation of the Bank and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from, and is less comprehensive than, the regulation generally imposed on banks in the United States by federal and state regulatory authorities, although banking regulation in Panama is moving towards uniformity with other, more comprehensive, bank regulatory systems, such as in the United States. Less comprehensive regulation of the Bank by banking authorities in Panama and the Cayman Islands could allow the Bank to operate using less conservative banking practices than would be the case if the Bank were fully subject to U.S. banking regulations.

Item 4. Information on the Company

History and Development of the Company

The Bank, headquartered in Panama City, Panama, is a specialized multinational bank established to finance trade in the Region. The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was incorporated under the laws of Panama on November 30, 1977. Panama was selected as the location of the Bank’s headquarters because of the importance of the country as a banking center, the benefits of a fully dollarized economy, the absence of foreign exchange controls, the geographic location of Panama and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from the payment of income taxes in Panama. The Bank is considered a regional risk rather than a Panamanian risk by the Federal Reserve Board. Management believes that this classification is based upon the Bank’s ownership structure and the absence of Panamanian concentration in the Bank’s loan portfolio. The central banks of France, the United Kingdom and Spain do not consider the Bank a Panamanian country risk. The Bank began business operations on January 2, 1979. The Bank commenced operations with common stockholders’ equity of $25 million paid by 186 stockholders. The Bank’s common stockholders’ equity was $329 million at December 31, 2002.

Central banks from 23 countries in the Region, or governmental financial institutions designated by such countries, own all of the Bank’s Class A shares, which at December 31, 2002 comprised 28% of the Bank’s common stock. 147 commercial banks, mostly from the Region, own the Bank’s Class B shares, which at December 31, 2002 comprised 22% of the Bank’s common stock. The Bank’s Class E shares, which at December 31, 2002 comprised 50% of its common stock, are listed on the New York Stock Exchange.

The Bank is principally engaged in providing short-term financing to selected commercial banks in the Region, which in turn lend to businesses primarily engaged in foreign trade and to state and private export institutions. As of December 31, 2002, the Bank provided financing to approximately 60 of its 170 stockholder banks and to 101 non-stockholder institutions. Until very recently, the Bank also made loans directly to non-bank private entities, most of which are engaged in foreign trade in the Region, primarily through co-financing, loan syndications and participations with other banks. The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified by the Bank. In response to recent developments in the Region and the effect of such developments on the Bank (as more fully described “Key Information—Risk Factors”), the Bank’s management has decided to focus the Bank’s business activities on providing short-term trade financing to banks. In connection therewith, the Bank’s Board of Directors recently amended the Bank’s by-laws to focus its business activities on providing trade related financing.

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

On April 16, 2002 at the Bank’s annual shareholders’ meeting (the “2002 Annual Meeting”), shareholders approved an amendment to the Bank’s Articles of Incorporation (as so amended, the “2002 Articles of Incorporation”) to change the structure and composition of the Bank’s Board of Directors. Pursuant to the 2002 Articles of Incorporation, the number of Directors comprising the Board of Directors was increased from nine Directors prior to the approval of the amendment to ten Directors, in order to increase Board representation of holders of Class A shares.

The composition of the Board of Directors is as follows: three Directors representing holders of the Class A common shares; two Directors representing holders of the Class B common shares; three Directors representing holders of the Class E common shares; and two Directors representing all classes of common shares.

The Bank held a special meeting of stockholders (the “Special Meeting”) on November 18, 2002 at its headquarters in Panama. At the Special Meeting holders of the Bank’s common shares approved an amendment to Article 4 of the Articles of Incorporation which increased the authorized capital of the Bank from 75,000,000 to 185,000,000 shares for the purpose of permitting the Bank to raise needed additional equity capital, initially through a rights offering to the Bank’s common stockholders. See “Business Overview—Developments During 2002”.

Banco Latinoamericano de Exportaciones, S.A. (in its individual capacity, “BLADEX Panama”) has two primary subsidiaries: Banco Latinoamericano de Exportaciones, Limited (BLADEX) (“BLADEX Cayman”) and BLADEX Representacao Ltda. BLADEX Cayman, which is a wholly owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) (the “Cayman Islands”) on September 8, 1987. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000, was established to operate the Bank’s representative office in Brazil. BLADEX Representacao Ltda. is 99.999% owned by BLADEX Panama and 0.001% owned by BLADEX Cayman.

The Bank has an agency in the State of New York (the “New York Agency”), which began business operations on March 27, 1989. The New York Agency is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans. As of December 31, 2002, the Bank’s operations in New York City were located at 708 Third Avenue, 16th Floor, New York, New York 10017. The Bank also has representative offices in Buenos Aires, Argentina and Mexico City, Mexico.

At December 31, 2002, BLADEX Cayman and the New York Agency held $346.6 million and $160.4 million in assets, respectively.

Business Overview

Developments During 2002

The operating results reported for the year ended December 31, 2002 reflect the challenges the Bank faced during a difficult year. Largely as a result of the $278.8 million additional provision taken during 2002 for possible credit losses and the $44.3 million of impairment losses on securities, both relating to the Bank’s Argentine portfolio, the Bank reported a net loss for the year of $268.8 million. The resulting reduction in the Bank’s capital base, along with the increased risk perception in the Region, lead to the managed contraction of the Bank’s assets from $6.0 billion at January 1, 2002 to $2.9 billion at December 31, 2002, a decline of 51%.

In the second half of 2002, immediately following the establishment of the additional provisions, the Bank returned to profitability, recording net income for the third and fourth quarters of $15.8 million and $15.0 million, respectively.

At January 1, 2002, the Bank’s credit portfolio in Argentina was $1.1 billion. During the first half of the year, the country’s economic condition became critical. This coincided with multilateral agencies insisting on the implementation of needed reforms as a precondition to providing support to Argentina. Those reforms were not forthcoming, and the situation deteriorated to the point where some of the Bank’s borrowers were unable to continue servicing their obligations.

The problems in Argentina soon became a contagion, dramatically escalating risk perception throughout Latin America, significantly contributing to a decreasing availability of credit and investment in the Region. This increasing risk perception contributed to the lowering of the Bank’s credit ratings discussed under “Key Information—Risk Factors.”

The Bank’s immediate response to these unfolding events was to take actions to conserve capital and increase liquidity. The suspension of the dividend on the Bank’s common shares was only one of a number of actions taken in this regard.

In this environment of continuing uncertainty and economic turmoil, the Bank’s Board of Directors and management significantly increased provisions for credit losses associated with the Bank’s Argentine portfolio in the context of a plan to address five specific challenges facing the Bank:

•	Reducing credit risk, particularly in Argentina, but also in other countries

•	Maintaining a strong and stable liquidity position

•	Returning the Bank to profitability

•	Recapitalizing the Bank

•	Developing a new medium-term strategy for the Bank in light of new trends and the economic challenges facing the Region

In spite of a difficult environment, the Bank’s efforts at reducing its risk in Argentina, coupled with the benefit of its preferred creditor status, have yielded encouraging results. During 2002, the Bank reduced its credit exposure in Argentina by $340 million, while collecting all but $5.9 million or 87% in interest due on Argentine credit obligations. Despite Argentina’s continuing difficulties, the Bank is encouraged by the improving tone of the dialogue and the limited agreement between its government and the IMF, which the Bank hopes will set the stage for the start of a gradual economic recovery.

In addition to managing credit risk in a particularly challenging environment, the Bank had to adjust to a general liquidity shortage in Latin America. In mid-year, credit flows to the Region began to decrease significantly. Many banks in both the United States and Europe, the traditional sources of credit facilities for Latin America, faced credit, trading and/or profitability difficulties in their home markets, which forced them to focus their resources on their core franchises. Under the circumstances, these banks turned more risk adverse and many credit lines to Latin American borrowers were sharply reduced. As a result, the Bank’s funding became more scarce and more expensive.

As a result of the Bank’s lower credit ratings and the need for liquidity on the part of some of its depositors, deposits fell in the first half of 2002 and were down by $1,019 million to $552 million at year-end. Beginning late in 2002, however, deposit levels and funding stabilized. The generally increased cost of funds has been offset by higher lending margins.

Adequate liquidity provides support and comfort to the Bank’s creditors. Liquidity is being managed in a conservative fashion and the Bank’s cash position was $479 million at December 31, 2002, representing more than 87% of the Bank’s total deposit base and 16% of assets, which is significantly above historic levels.

During the year, the Bank implemented a significant cost reduction program, which by the fourth quarter of 2002 resulted in a decline in the Bank’s operating expenses (excluding one-time items) by approximately 20% compared to the same period in 2001.

In spite of the Bank’s proactive management of the impact of events as described, the Bank’s capital ratios, while well above the minimum required by Panama and Basle guidelines, are weaker than their strong historical levels, which has threatened the Bank’s investment-grade credit ratings. A further reduction of these credit ratings to below investment-grade could dramatically limit the amount of funding available for the Bank’s lending activities, while substantially increasing its cost. This would result in shrinking profits and an unacceptable reduction in the Bank’s ability to provide needed trade financing in the Region. The Bank’s Board of Directors and management have thus agreed that the Bank must regain its strong capitalization, and that it is neither prudent nor convenient from a business perspective to wait to achieve it gradually through the accumulation of retained earnings.

With these objectives in mind, a plan of recapitalization has been developed with the assistance of outside advisors to raise at least $100 million of additional Tier 1 equity capital through a rights offering. On November 18, 2002, shareholders approved an increase in the number of authorized shares to 185 million. On December 17, 2002, the Bank filed a Registration Statement with the Securities and Exchange Commission relating to a proposed rights offering to the holders of the Bank’s Class A, Class B and Class E common stock. The Bank currently has preliminary commitments or expressions of interest from a group of existing Class A and Class B shareholders and a small number of other institutions, including multilateral organizations and development banks (the “Core Support Group”), to purchase for investment approximately $100 million of shares to the extent that shareholders do not subscribe for such shares in the rights offering.

With this as a background, the Bank’s focus in 2003 will be on four strategic objectives: to conclude the Bank’s recapitalization, to diversify its funding and product revenue sources, to gradually re-leverage the Bank’s balance sheet while adhering to the Bank’s traditionally high credit standards and to control expenses aggressively. Furthermore, the Bank will continue to manage its liquidity in a conservative manner.

Lending Policies

The Bank’s Articles of Incorporation state that the Bank may not lend to an institution in a country in the Region unless the central bank or a designated government entity of that country is a holder of Class A shares of the Bank. It generally has been an operating policy of the Bank to extend credit directly to banks and state-owned export organizations within the Region. Until very recently, the Bank also made loans to non-bank private entities, mostly through co-financing, loan syndications and participations with other banks. At December 31, 2002, total loans outstanding to non-bank private entities constituted 22.8% of the Bank’s total loans. All credit requests from eligible borrowers are analyzed in the light of commercial criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria in evaluating the credit worthiness of all clients.

The Bank has 27 officers responsible for marketing the Bank’s financial products and services to existing and potential customers. This includes the personnel in its representative offices in Argentina, Brazil and Mexico, and the New York Agency.

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

At regular intervals (at least once a year), the Bank conducts a credit review of each of its borrowers and of each country in the Region. The Bank’s credit review includes an analysis of the borrower’s financial condition, trends in the borrower’s financial condition, peer group comparisons, a review of credit references and a review of general economic conditions in the borrower’s home country, and may include discussions with bank regulatory authorities in the borrower’s home country. On the basis of its credit review, the Bank establishes credit limits for each country in the Region and for each of its borrowers. In order to prevent excessive concentration, the outstanding credit portfolio in a given country cannot exceed the lesser of (i) 40% of the total credit portfolio of the Bank, (ii) four times the Bank’s total capital (defined according to the Basle capital adequacy principles), and (iii) the country limit established by management and approved by the Board of Directors. As a result of the net loss due to the increase in the allowance for credit losses, the cap on country exposures at four times the Bank’s total capital was temporarily exceeded during 2002 in the case of Brazil.

Based on the criteria considered in the credit reviews and on any other information deemed relevant, borrowers are assigned risk ratings on a scale ranging from “1” to “10”, with ratings from “1” through “6” considered normal and “7” (special mention) to “10” (loss) considered problem credits. These ratings are assigned at least once a year in the case of normal credits and whenever the credits are reviewed or circumstances warrant. Ratings ranging from “7” through “10” are reviewed at least quarterly. Credits more than 30 days overdue are rated “7” or higher.

All country credit limits, along with targeted customers and risk profiles as to tenor and type of risk to be undertaken in a particular country, are approved by the Board of Directors. The Board of Directors reviews and approves the credit limits for each country in the Region at least once a year. The Board of Directors also reviews and monitors the credit portfolio of the Bank, including both impaired credits and non-impaired credits rated “7” or higher, at least every quarter.

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

For existing borrowers, the Bank’s management has authority to approve credit lines up to the lending limit prescribed by Panamanian law (see “—Regulation—Panamanian Law”), provided that such credit lines are within the country credit limit for the borrower’s country of domicile approved by the Board of Directors. As of December 31, 2002, the lending limit prescribed by Panamanian law for any one borrower amounted to approximately $99 million. For new borrowers, the Bank’s management has authority to approve credit lines of up to $60 million. Any approval of credit lines by the Bank’s management is subject to the concurrence of the Bank’s Credit Committee, which is comprised of the Bank’s Chief Executive Officer, the Chief Operating Officer, and the heads of Risk Management and Credit and Marketing or their designees. In addition, the Bank’s management may approve credit lines consisting of credits classified as “7” (special mention) of up to $25 million for existing borrowers. The Credit Policy and Risk Assessment Committee of the Board of Directors (the “Board Credit Committee”) must approve credit lines to new borrowers exceeding $60 million and credit lines to existing borrowers consisting of credits classified as “7” (special mention) exceeding $25 million. In view of the portfolio reduction and the reduced number of new prospects reviewed during 2002, only one of the existing 205 lines of credit, representing 3.5% of the available amount under the Bank’s existing lines of credit, required approval of the Board Credit Committee. In addition, the entire impaired Argentine portfolio, along with non-impaired credits rated “7” or higher, are reviewed quarterly by this committee.

The Bank’s general lending guidelines limit the amount of total credit that may be extended to any borrower to (i) an amount ranging from 10% to 50% of that borrower’s equity, depending on the type of borrower and its credit-worthiness, and the term and nature of the transaction, (ii) up to 30% of the Bank’s total capital and reserves, depending on the type of borrower and its credit-worthiness, and (iii) up to 5% of the Bank’s total outstanding credit portfolio. The Board of Directors has made exceptions to the foregoing policies with respect to some of the Bank’s borrowers in the past and, subject to the limits imposed by applicable law may make further exceptions in the future. As a result of the Bank’s decision to increase its allowance for credit losses and to take a charge for impairment losses on securities in 2002 and the corresponding reduction in the Bank’s total assets and capital, the Bank exceeded this 30% limit with respect to several borrowers. The Superintendence of Banks of Panama granted the Bank a waiver of this requirement in July of 2002 which allows it one year to reduce its credits to non-Argentine borrowers to the 30% limit, and an unspecified period to reduce its exposure to Argentine clients to the 30% limit, as market conditions allow. The Panamanian Banking Law also contains certain concentration limits, which are strictly adhered to by the Bank. See “—Regulation—Panamanian Law.”

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

Until very recently, the Bank has also engaged in lending transactions not related to trade finance in order to service demand and to complement its overall credit relationship with high quality borrower clients. The Bank has developed credit information on its borrowers over an extended period of time. Many of the Bank’s borrowers have been customers and stockholders for periods of over ten years. At December 31, 2002, total non-trade-related loans amounted to $628 million or 34% of the Bank’s total loans (excluding Argentine loans).

In response to recent developments in the Region and the effect of such developments on the Bank, the Bank’s management has decided to focus the Bank’s business activities on providing short-term trade financing to banks. In addition, the Bank’s Board of Directors recently amended the Bank’s by-laws to focus its business activities on providing trade related financing.

Credit Portfolio by Country

The Bank’s credit portfolio declined from $6.4 billion at December 31, 2001 to $3.2 billion at December 31, 2002. The decline in the credit portfolio resulted from management’s decision to (i) maintain an adequate level of capitalization following Argentine credit loss provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adapt the balance sheet to smaller funding levels. The reductions were implemented through portfolio run-offs, primarily in Brazil and Mexico.

The following table sets forth the distribution of the Bank’s credit portfolio, consisting of loans, selected investment securities held to maturity and available for sale, securities purchased under agreements to resell, letters of credit, customers’ liabilities under acceptances and guarantees, by country at December 31 of each year set forth below. Investment securities are considered part of the Bank’s credit portfolio (and therefore included in the chart below) when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio. At December 31, 2002, 97% of the Bank’s investment securities were considered part of its credit portfolio. The value of all securities included in the following table has been calculated using the estimated fair value of such securities.

	At December 31,
	1998	%	1999	%	2000	%	2001	%	2002	%
	(in millions, except percentages)
Argentina	$1,209	17.7	$1,198	19.6	$1,471	22.7	$1,114	17.4	$774	23.9
Bolivia	50	0.7	66	1.1	21	0.3	26	0.4	14	0.4
Brazil	2,346	34.4	2,159	35.3	2,351	36.2	2,461	38.5	1,115	34.5
Chile	69	1.0	81	1.3	88	1.4	114	1.8	49	1.5
Colombia	242	3.6	257	4.2	177	2.7	195	3.0	105	3.2
Costa Rica	11	0.2	27	0.4	29	0.4	69	1.1	49	1.5
Dominican Republic	117	1.7	112	1.8	178	2.7	221	3.5	220	6.8

	At December 31,
	1998	%	1999	%	2000	%	2001	%	2002	%
	(in millions, except percentages)
Ecuador	69	1.0	94	1.5	113	1.7	95	1.5	79	2.4
El Salvador	27	0.4	38	0.6	41	0.6	62	1.0	9	0.3
Guatemala	23	0.3	19	0.3	42	0.7	28	0.4	29	0.9
Honduras	7	0.1	10	0.2	6	0.1	0	0.0	0	0.0
Jamaica	13	0.2	18	0.3	18	0.3	19	0.3	22	0.7
Mexico	1,784	26.2	1,494	24.5	1,380	21.3	1,062	16.6	230	7.1
Nicaragua	23	0.3	46	0.8	38	0.6	43	0.7	12	0.4
Panama	84	1.2	141	2.3	150	2.3	82	1.3	19	0.6
Paraguay	16	0.2	1	0.0	2	0.0	1	0.0	2	0.1
Peru	537	7.9	268	4.4	258	4.0	170	2.7	115	3.5
Trinidad & Tobago	30	0.4	26	0.4	55	0.9	59	0.9	84	2.6
Uruguay	73	1.1	23	0.4	7	0.1	0	0.0	0	0.0
Venezuela	52	0.8	28	0.5	44	0.7	274	4.3	168	5.2
Other	42	0.6	2	0.0	19	0.3	302[1]	4.7	136[1]	4.2

Total	$6,824	100.0	$6,108	100.0	$6,488	100.0	$6,397	100.0	$3,232	100.0

[1]	At December 31, 2001 and 2002, $291.9 million and $132.0 million represented securities purchased under agreements to resell.

Loan Portfolio

At December 31, 2002, the Bank’s total loans amounted to $2,517 million. Excluding $694 million of Argentine loans, 80% of the Bank’s loan portfolio at that date was scheduled to mature within one year. At December 31, 2002, net of allowance for loan losses and unearned income, the Bank’s loans equaled $2,077 million. The Bank services all loans in its loan portfolio except syndicated loans, which are serviced through agent banks that are generally appointed by the arrangers of the syndication.

At December 31, 2001, the Bank’s total loans equaled $4,734 million. Excluding $804 million of Argentine loans, 75% of the Bank’s loan portfolio at that date was scheduled to mature within one year. At December 31, 2001, net of allowance for loan losses and unearned income, the Bank’s total loans equaled $4,536 million.

Short-term Loans

The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified to the Bank. At December 31, 2002, short-term loans (defined as loans with an original maturity of less than one year) had an average term remaining to maturity of approximately 98 days. At that date, excluding Argentine loans, short-term loans and medium-term loans with a remaining term to maturity of less than one year amounted to $1,462 million or 80% of the Bank’s total loans.

Medium-term Loans

Until very recently, the Bank engaged in medium-term lending in which maturities generally ranged from one to five years. Medium-terms loans were extended primarily to banks and to a lesser extent to state-owned and private export related corporations in the Region. At December 31, 2002, the Bank’s medium-term loans had an average term remaining to maturity of approximately 11 months. It has been the Bank’s policy to fund such medium-term lending primarily with medium-term liabilities and to limit such lending to between 2% (if the term to maturity is greater than five years) and 40% (if the term to maturity is between twelve and eighteen months) of its total credit portfolio, with additional percentage limitations (based on maturities) within that range. At December 31, 2002, excluding Argentine loans, medium-term loans with a remaining maturity of one year or greater amounted to $361 million or 20% of the Bank’s total loans.

As a result of the decision by management to focus its future efforts on its core short-term trade financing business, the amount of medium-term loans in the Bank’s portfolio as a percentage of total loans should decline as most trade related financing is short-term.

Loans by Country

The following table sets forth the distribution of the Bank’s loans (including short-term loans, medium-term loans and long-term loans) by country at December 31 of each year set forth below:

	At December 31,
	1998	%	1999	%	2000	%	2001	%	2002	%
	(in millions, except percentages)
Argentina	$957	18.7	$980	21.3	$1,128	22.9	$804	17.0	$694	27.6
Bolivia	47	0.9	62	1.3	20	0.4	26	0.5	13	0.5
Brazil	1,742	34.0	1,654	36.0	1,858	37.7	2,013	42.5	930	37.0
Chile	64	1.3	76	1.7	83	1.7	112	2.4	48	1.9
Colombia	161	3.2	207	4.5	119	2.4	138	2.9	80	3.2
Costa Rica	10	0.2	23	0.5	24	0.5	67	1.4	42	1.7
Dominican Republic	88	1.7	57	1.2	103	2.1	175	3.7	156	6.2
Ecuador	52	1.0	50	1.1	63	1.3	14	0.3	46	1.8
El Salvador	13	0.3	24	0.5	25	0.5	19	0.4	2	0.1
Guatemala	23	0.5	19	0.4	30	0.6	23	0.5	29	1.1
Honduras	1	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Jamaica	10	0.2	9	0.2	6	0.1	7	0.2	11	0.4
Mexico	1,242	24.3	1,008	21.9	1,030	20.9	833	17.6	142	5.6
Nicaragua	17	0.3	33	0.7	25	0.5	38	0.8	7	0.2
Panama	66	1.3	120	2.6	118	2.4	43	0.9	19	0.8
Paraguay	16	0.3	1	0.0	1	0.0	1	0.0	2	0.1
Peru	427	8.3	199	4.3	192	3.9	120	2.5	63	2.5
Trinidad & Tobago	33	0.6	26	0.6	55	1.1	59	1.2	84	3.3
Uruguay	73	1.4	23	0.5	7	0.2	0	0.0	0	0.0
Venezuela	52	1.0	25	0.5	40	0.8	242	5.1	149	6.0
Other	26	0.5	0	0.0	0	0.0	0	0.0	0	0.0

Total	$5,120	100.0	$4,594	100.0	$4,927	100.0	$4,734	100.0	$2,517	100.0

The above table does not include the Bank’s outstanding selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell, letter of credit confirmations, customer liabilities under bankers’ acceptances and guarantees, each issued to, or issued by, borrowers in the Region, which totaled $715 million at December 31, 2002, and were distributed as follows: Argentina: $80 million; Brazil: $185 million; Colombia: $24 million; Costa Rica: $7 million; the Dominican Republic: $65 million; Ecuador: $33 million; El Salvador: $7 million; Jamaica: $11 million; Mexico: $88 million; Nicaragua: $6 million; Peru: $51 million; Venezuela: $19 million; and Other: $139 million.

At December 31, 2002, the outstanding balance of medium-terms loans (loans having an original term to maturity in the range of one to five years) and long-term loans (loans having an original term to maturity greater than five years) was $1,336 million, which was distributed as follows: Argentina: $396 million; Bolivia: $0.4 million; Brazil: $587 million; Chile: $5 million; Colombia: $45 million; Costa Rica: $6 million; the Dominican Republic: $50 million; Mexico: $92 million; Nicaragua: $0.8 million; Peru: $16 million; and Venezuela: $136 million.

At December 31, 2002, excluding Argentina, the outstanding balance of medium and long-term loans with a remaining term to maturity of one year or greater was $361 million and was distributed as follows: Brazil: $228 million; Colombia: $16 million; Costa Rica: $2 million; the Dominican Republic: $10 million; Mexico: $34 million; Peru: $10 million; and Venezuela: $61 million.

At December 31, 2002, approximately 82% of the aggregate outstanding principal amount of the Bank’s loans was made to borrowers in the following five countries: Brazil (approximately 37%), Argentina (approximately 28%), the Dominican Republic (approximately 6%), Venezuela (approximately 6%), and Mexico (approximately 6%). In addition, at December 31, 2002, approximately 21% of the Bank’s total loans were to seven borrowers in Brazil, approximately 6% to four borrowers in the Dominican Republic and approximately 5% to three borrowers in Mexico.

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower in the Region at December 31 of each year set forth below:

	At December 31,
	1998	1999	2000	2001	2002
	(in millions)
Private sector commercial banks	$2,967	$2,604	$2,503	$2,337	$935
State-owned commercial banks	806	833	850	693	511
Central banks	164	74	69	59	71
Sovereign debt	281	254	180	157	90
State-owned exporting organizations	360	379	378	424	335
Private corporations	542	450	947	1,064	574

Total	$5,120	$4,594	$4,927	$4,734	$2,517

Securities Purchased under Agreements to Resell

The Bank purchases securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. The purchased securities generally consist of U.S. Treasury and other debt securities. At December 31, 2002 and 2001, securities purchased under agreements to resell, all of which were with counterparties in Argentina, had carrying values of $132.0 million and $291.9 million, respectively. All of these arrangements were fully collateralized with U.S. Treasury securities and, in accordance with market practice, had the additional coverage of a margin call in cash. The Bank includes these reverse repurchase transactions in its credit portfolio and classifies them as United States country risk. At December 31, 2002, the term to maturity of these agreements did not exceed 30 days and the interest payments were current.

Investment Securities

The Bank’s investment securities consist of securities held to maturity and securities available for sale.

At December 31, 2002, 97% of the Bank’s investment securities were acquired as part of its credit portfolio and are subject to the same credit approval criteria as the rest of the credit portfolio.

The remaining 3% of the Bank’s investment securities at December 31, 2002 consisted of $5 million of certificates of deposit pledged by the New York Agency with the State of New York Banking Department as required by law. These investment securities conform to the Bank’s treasury investment policy which contemplates the purchase of investment grade securities (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) having maturities of up to three years.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at December 31 of each year set forth below. See also “Operating and Financial Review and Prospects—Changes in Financial Condition—Investment Securities.”

	At December 31,
	2000	2001	2002
	(in thousands)
Securities Held to Maturity
Bonds	$234,271	$175,833	$11,555
Floating rate notes	37,074	104,935	0
Commercial paper	46,672	0	0
Certificates of deposits	36,215	19,331	5,000
Treasury bills	19,514	29,713	0
Euro medium-term notes	11,713	0	0
Impaired floating rate notes	0	8,089	0

Total Securities Held to Maturity	$385,459	$337,901	$16,555

Securities Available for Sale
Bonds	$10,000	$21,433	$114,523
Certificate of deposits	0	764	0
Impaired bonds	0	2,000	34,635

Total Securities Available for Sale	$10,000	$24,197	$149,159

Total Investment Securities	$395,459	$362,098	$165,714

At December 31, 2001 and 2002, the total carrying value of investment securities was net of estimated fair value adjustments on securities, including estimated unrealized gain (loss) on securities and impairment loss of $40.4 million and $44.3 million, respectively, which was charged to operations, resulting primarily from the impairment of Argentine securities that were originally purchased under the Bank’s credit portfolio lending policy. See “—Asset Quality and—Impaired Assets.”

During 2002, the Bank reclassified securities held to maturity in the amount of $174 million to securities available for sale which, once reclassified, were recorded in the amount of $131 million, net of estimated fair value adjustments. This reclassification was required by the Panamanian Superintendence of Banks, which established a minimum credit rating for securities classified as held to maturity.

At December 31, 2001 and 2002, the Bank’s New York Agency had pledged certificates of deposit with the State of New York Banking Department, as required by law, with carrying values of $6.0 million and $5.0 million, respectively. At December 31, 2002, 46% of the Bank’s investment portfolio (excluding Argentine investments) was scheduled to mature within one year and the Bank’s entire investment portfolio had a weighted average interest rate of 6.84% per annum.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell and loans, but not including off-balance sheet items (collectively “Cross-Border Outstandings”) at December 31 of each year set forth below:

	At December 31,
	2000		2001		2002
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in millions, except percentages)
Argentina	$1,225	21.7	$884	14.9	$729	22.2
Austria	0	0.0	55	0.9	25	0.8
Bahrain	0	0.0	15	0.3	15	0.5
Belgium	20	0.4	15	0.3	40	1.2
Bolivia	20	0.4	26	0.4	13	0.4
Brazil	1,981	35.1	2,096	35.3	968	29.4
Canada	0	0.0	0	0.0	20	0.6
Chile	88	1.6	112	1.9	48	1.5
Colombia	142	2.5	163	2.7	105	3.2
Costa Rica	24	0.4	67	1.1	42	1.3
Denmark	10	0.2	15	0.3	15	0.5
Dominican Republic	103	1.8	176	3.0	156	4.7
Ecuador	67	1.2	14	0.2	46	1.4
El Salvador	40	0.7	34	0.6	2	0.1
Finland	0	0.0	25	0.4	10	0.3
France	36	0.6	40	0.7	43	1.3
Germany	80	1.4	120	2.0	80	2.4
Guatemala	38	0.7	28	0.5	29	0.9
Ireland	0	0.0	20	0.3	20	0.6
Italy	10	0.2	35	0.6	20	0.6
Jamaica	6	0.0	7	0.1	11	0.3
Japan	20	0.4	30	0.5	30	0.9
Mexico	1,142	20.3	934	15.7	188	5.7
Nicaragua	25	0.4	38	0.6	7	0.2
Panama	123	2.2	58	1.0	19	0.6
Peru	192	3.4	120	2.0	63	1.9
Portugal	25	0.4	40	0.7	34	1.0
Spain	10	0.2	0	0.0	55	1.7
Sweden	28	0.5	30	0.5	0	0.0
The Netherlands	0	0.0	30	0.5	20	0.7
Trinidad y Tobago	55	1.0	59	1.0	84	2.6
United Kingdom	20	0.4	32	0.5	43	1.3
United States	34	0.6	338	5.7	141	4.3
Venezuela	43	0.8	273	4.6	168	5.1
Other(1)	29	0.5	11	0.2	2	0.1

Total	$5,636	100.0	$5,940	100.0	$3,289	100.0

(1)	Other consists of Cross-Border Outstandings to countries in which Cross-Border Outstandings did not exceed $10 million for any of the periods indicated above.

The following table sets forth the amount of the Bank’s Cross-Border Outstandings by type of institution at December 31 of each year set forth below:

	At December 31,
	2000	2001	2002
	(in millions)
Private sector commercial banks	$2,914	$2,880	$1,386
State-owned commercial banks	910	1,092	575
Central banks	69	74	71
Sovereign debt	285	212	277

	At December 31,
	2000	2001	2002
	(in millions)
State-owned exporting organizations	395	473	379
Private corporations	1,063	1,210	601

Total	$5,636	$5,940	$3,289

Off-Balance Sheet Items

Off-balance sheet items, consisting of letters of credit and guarantees, are considered part of the credit portfolio because the Bank applies the same credit standards used in its lending process in its evaluation of these instruments. At December 31, 2002, total letters of credit and guarantees amounted to $388 million, which represented 12% of the Bank’s total credit portfolio.

The Bank advises and confirms letters of credit to facilitate internal and external regional trade transactions. The Bank also issues stand-by letters of credit and in the past issued guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency. In a few cases, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. At December 31, 2002, total stand-by letters of credit and guarantees representing country risk coverage amounted to $90 million with no Argentine country risk exposure.

Asset Quality

Although the Bank is exposed to the types of problems that are currently affecting Argentina, the Bank attributes its overall asset quality (other than with respect to its Argentine portfolio) to the trade-related nature of its loan portfolio; the composition of its client base, which consists primarily of commercial banks, central banks, state-owned institutions and top tier private corporations; the importance that governments and borrowers in the Region attach to maintaining their continuing access to trade financing; and the Bank’s strict adherence to commercial criteria in its credit activities. The Bank has developed an in-depth knowledge of and relationship with its client base throughout its 24 years of operations in the Region, which allows it to continue to further enhance its risk management process. Since the commencement of the Bank’s operations in 1979 through December 31, 2002, the Bank has extended credit in the aggregate amount of $120 billion and has had charge-offs totaling $98 million.

The management of the Bank reviews a report of all loan delinquencies on a daily basis. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually with the involvement of senior management.

Impaired Assets

Loans are identified as impaired and placed on non-accrual status when any payment of principal or interest is over 90 days past due or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful. In all cases, if a borrower has more than one loan outstanding under its line of credit with the Bank and any of its individual loans is placed on non-accrual status, the Bank places all outstanding loans to that borrower on non-accrual status. In the same manner, if a single note of a loan is placed on non-accrual status, the remaining notes under that loan are placed on non-accrual status as well. Securities that experience a decline in value, which is deemed other than temporary, are classified as impaired.

Impaired assets constituted 0.38%, 2.3%, and 26% (mostly Argentine assets in 2001 and 2002) of the total credit portfolio of the Bank at December 31, 2000, 2001 and 2002, respectively. During 2002, all of the

Bank’s credit exposure in Argentina, with the exception of an aggregate of $2.5 million of loans and country risk guarantees covering convertibility and transfer risk of local currency into U.S. dollars that are specifically covered by the Bank’s preferred creditor status, was classified as impaired assets and all interest income on these items is accounted for on a cash basis. In addition, as of June 30, 2002 fees generated by contingencies in Argentina are accounted for on a cash basis.

The Bank’s Argentine credit portfolio at December 31, 2002 amounted to approximately $774 million, which represented a reduction of $340 million from December 31, 2001. The Bank’s credit portfolio in Argentina at December 31, 2002 consisted of $694 million of loans, $34.6 million of securities at estimated fair value (with a par value of $107 million) and $45.4 million of off-balance sheet financial risk instruments and was distributed as follows: the country’s local private banks (12%), local corporations (14%), state-owned banks (28%), multinational corporations (29%) and international banks (17%, of which 88% represents subsidiaries and 12% represents branches). In addition, at December 31, 2002, the Bank had $132 million of exposure under repurchase agreements with counterparties in Argentina, which were fully secured with U.S. Treasury securities, and consequently classified as a U.S. country risk. At December 31, 2002, the Bank held $3 million of Argentine sovereign debt.

All of the Bank’s credit exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen), as none of the Bank’s loans in Argentina have been converted to an Argentine peso basis. During 2002, the Bank collected interest from Argentine borrowers of approximately $38.2 million (representing 87% of the interest due on the Bank’s Argentine credit portfolio during 2002), while interest in the amount of $5.9 million remained unpaid at December 31, 2002.

The Bank’s preferred creditor status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations. This preferred status has contributed positively to the on-going efforts of the Bank’s collection program. Even with the benefit of this status, given the continued severity of the Argentine crisis, the Board of Directors and management believe that the Bank will have to renegotiate and restructure loans, and that the Bank will also face write-offs related to its Argentine portfolio.

The following table sets forth information regarding the Bank’s impaired assets at the dates indicated below.

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Impaired loans	$0	$23,786	$14,724	$77,061	$691,472
Allocation from the allowance for loan losses	0	23,786	9,236	17,715	365,346
Impaired loans as a percentage of total loans	0.00%	0.52%	0.30%	1.63%	27.58%
Impaired off-balance sheet credit risks	$0	$0	$0	$20,000	$45,387
Allocation from the allowance for off balance-sheet credit risks	0	0	0	5,180	14,456
Impaired off-balance sheet credit risks as a percentage of total off balance-sheet credit risks	0.00%	0.00%	0.00%	1.97%	10.74%
Par value of impaired securities	$0	$15,000	$9,750	$50,444	$107,218
Estimated fair value adjustments on options and impaired securities	0	11,325(1)	6,075(1)	40,356(2)	72,582(2)

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Estimated fair value of impaired securities	$0	$3,675	$3,675	$10,089	$34,635
Impaired securities as a percentage of total securities	0.00%	2.06%	0.93%	2.79%	20.90%
Impaired assets as a percentage of total assets	0.00%	0.53%	0.33%	1.47%	24.79%
Impaired assets and off-balance sheet credit risks as a percentage of total credit portfolio (3)	0.00%	0.64%	0.38%	2.31%	26.19%

(1)	Prior to the adoption of SFAS 133 in 2001, the estimated fair value adjustments of options were charged off against the allowance for losses on guarantees.
(2)	Includes impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and off-balance sheet credit risks.

Impaired Loans and Off-Balance Sheet Items

Total impaired loans were $691.5 million at December 31, 2002 compared to $77.1 and $14.7 million at December 31, 2001 and 2000, respectively. At December 31, 2002, all of the Bank’s $694 million loan portfolio in Argentina, with the exception of $2.5 million of loans that are specifically covered by the Bank’s preferred creditor status, was classified as impaired assets and all interest income on these loans is accounted for on a cash basis.

The following table sets forth for the years ended December 31, 2000, 2001 and 2002 the amount of impaired loans in the Bank’s loan portfolio, interest actually collected on these loans and thus included in income, interest which would have been recorded if the loans had not been classified as impaired and forgone interest revenue as a result of impaired loans.

	For the year ended December 31,
	2000	2001	2002
	(in thousands)
Impaired loans	$14,723	$77,061	$691,472

Interest which would have been recorded if the loan had not been impaired	1,826	846	26,836
Interest actually collected on impaired loans and included in income	504	262	16,572

Forgone interest revenue as a result of impaired loans	$1,322	$584	$10,263

The Bank’s Argentine loan portfolio at December 31, 2002 amounted to approximately $694 million and was distributed as follows: the country’s top tier local banks (9%), local corporations (16%), state-owned banks (30%), multinational corporations (29%) and international banks (15%, of which 81% represented subsidiaries and 19% represented branches).

The balance of impaired loans at December 31, 1999 was $23.8 million. During the first quarter of 2000, the Bank received a payment of $1.9 million relating to an impaired loan. During the second quarter of 2000, the Bank identified impaired loans totaling $4.3 million to an Ecuadorian bank and $4.1 million to an Argentine corporation. Also during this period, the Bank received a payment of $0.3 million relating to an impaired loan. During the third quarter of 2000, the Bank identified impaired loans totaling $1.6 million to a Nicaraguan bank.

During the fourth quarter of 2000, the Bank identified impaired loans totaling $4.4 million to a Peruvian bank and then charged-off its total exposure of $11.4 million and $4.1 million to a Mexican corporation and an Argentine corporation, respectively, previously classified as impaired. Also during the fourth quarter of 2000 the Bank received payments of $1.7 million relating to impaired loans, bringing the balance of impaired loans to $14.7 million at December 31, 2000.

During 2001, the Bank charged off an impaired loan of $10.3 million to an Argentine bank and an additional $0.1 million was recovered on a bank loan charged-off in 1998. At December 31, 2001, loans to an Argentine bank, a Mexican corporation and an Argentine corporation were identified as impaired, making a total of $77.1 million.

During the second quarter of 2002, the Bank classified its entire Argentine loan portfolio as impaired. During the third quarter of 2002, the Bank recovered $0.3 million on a bank loan charged-off in 1998. In the last quarter of 2002, the Bank charged off an impaired loan of $17.3 million to an Argentine bank and of $1.0 million to a Mexican corporation. In addition, the Bank received Argentine obligations with a face value of $3.0 million and an estimated fair value of $0.7 million in payment for a loan to an Argentine bank in the amount of $3.0 million, as a result of which it charged off $2.3 million of the loan, while $0.7 million was released from the allowance for loan losses bringing the balance of impaired loans to $691.5 million at December 31, 2002. At December 31, 2002, interest which would have been recorded if impaired loans had not been classified as impaired amounted to $26.8 million and interest collected on impaired loans during 2002 amounted to $16.6 million.

Except as shown in the above table, management does not believe that there is a material amount of loans with respect to which it has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which may result in such loans becoming non-accruing loans. However, the Bank does have $60.2 million of non-impaired loans to two Brazilian borrowers rated “7” or higher which are in the process of being restructured.

Loans are charged off when they are deemed uncollectible, after giving consideration to factors such as the customer’s financial condition and underlying collateral and guarantees, as well as general and industry economic conditions. Normally this takes place within 12 months of a loan being classified in the “loss” category, which is defined as a credit where recovery is deemed improbable, although there may still be relevant specific factors which might result in improved prospects, such as eventual capital injections and the outcome of liquidation proceedings.

Off-balance sheet credit risks are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and ultimate collection of principal or interest is doubtful.

At December 31, 2001, the Bank had identified an off-balance sheet item with an Argentine bank counterparty in the amount of $20.0 million as impaired. At the maturity date, the Bank paid the full amount of the guarantee to a third party and did not receive payment from the Argentine bank to cover this obligation. This transaction is currently registered as an impaired loan. At December 31, 2002, the Bank had identified off-balance sheet items with an Argentine company and two Argentine banks as impaired for a total of $44.8 million for which it has provisioned $14.5 million. Except for these cases, management does not believe that there is a material amount of off-balance sheet items with respect to which it has serious doubts as to the ability of the obligors to comply with the present terms thereunder.

Impaired Securities

During 2001, the Bank identified impaired securities of $50.4 million from two Argentine banks and charged an impairment loss of $40.4 million to earnings relating thereto. During 2002, the Bank identified impaired securities of $107.2 million and charged an impairment loss of $44.3 million, making the cumulative impairment loss on securities for 2001 and 2002 $40.4 million and $84.6 million, respectively.

Allowance for Credit Losses

The allowance for credit losses (which includes the allowances for loan losses and the allowance for off-balance sheet credit risk) covers the credit risk on loans and contingencies. This allowance for credit losses is maintained at a level that is adequate in management’s judgment to provide for estimated probable credit losses inherent in various on and off-balance sheet financial instruments.

The allowance for credit losses consists of two elements. One element represents the aggregate of estimated losses on the Bank’s impaired loans and off-balance sheet credit items. The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank net of impaired credits.

The Bank calculates an estimated loss for each impaired loan and off-balance sheet credit item by considering a number of variables including, as appropriate, the secondary market value of the credit, the fair market value of any collateral and the present value of the expected future cash flows from the credit item discounted at the item’s contractual effective rate. The sum of the estimated losses for each impaired credit item constitutes this element of the allowance.

At December 31, 2002, the Bank’s total allowance for credit losses amounted to $453 million, of which $380 million represented estimated specific allowances related to specific Argentine impaired loans and off-balance sheet items.

On a quarterly basis, the Bank estimates probable credit losses on the balance of its loans and off-balance sheet credit risks using a provisioning matrix model which differentiates risk into three categories: country risk, borrower risk and transaction type risk, and aggregates the sum of these factors. For each of the three categories, the Bank determines a percentage probability of loss with respect to each of its credits. These percentage loss probabilities are then aggregated for each credit with the weightings for the three risk categories being determined based on a number of factors, with the rating of the country in which the borrower is located, borrower risks and transaction risks receiving nearly equal weight. As the country rating declines, the weighting of the country risk factor increases up to a maximum of 50%. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix. The Bank’s rating system closely follows the probability of default matrix of a well-known rating agency. To determine the probability of loss based on transaction risk, the Bank evaluates each transaction mainly by taking into account whether the risk is a short-term trade transaction or otherwise. This process results in a percentage for each credit representing the estimated probability of loss for the credit. These percentages are then multiplied by the amount of each credit and the amounts are then aggregated to determine this element of the allowance for credit losses. The Bank also reviews the adequacy of the allowance taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted.

During the fourth quarter of 1999, the Bank changed the apportionment and presentation of the allowance for credit losses by dividing the allowance into three components:

(1) An allowance for loan losses (reported as a deduction from loans);

(2) An allowance for losses on off-balance sheet credit risk (reported in other liabilities); and

(3) An allowance for losses on guarantees (reported in other liabilities).

However, on January 1, 2001, as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated as a component. See “Allowance for Losses on Guarantees” below.

At December 31, 2001, the Bank had a total allowance for credit losses (including loans and contingencies) of $194.7 million, reflecting additional provisions taken in 2001 of $77.1 million. During the first and second quarters of 2002, after careful consideration, and based upon rigorous analysis of all the relevant factors, the Board decided to further increase the allowance for credit losses by $20.0 million and $259.9 million, respectively, making the total allowance for credit losses $453.1 million at December 31, 2002, of which approximately $379.8 million related to the Bank’s Argentine portfolio.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at the dates indicated.

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Components of the allowance for credit losses

Allowance for loan losses
Balance at beginning of the year	$116,256	$108,753	$117,670	$110,388	$177,484
Provision	11,200	14,700	8,000	77,144	272,586
Recoveries	428	531	307	286	292
Loans charged-off	(19,131)	(6,314)	(15,589)	(10,334)	(20,641)

Balance at the end of the year	$108,753	$117,670	$110,388	$177,484	$429,720
Allowance for losses on off-balance sheet risk:
Balance at beginning of the year	$0	$0	$6,000	$17,200	$17,200
Provision	0	6,000	11,200	0	6,170

Balance at end of the year	0	$6,000	$17,200	$17,200	$23,370
Allowance for losses on guarantees (potential credit and market losses on options)
Balance at beginning of the year	$5,008	$18,416	$6,838	$5,025	$0
Provision charged to expenses	15,534	0	0	0	0
Reclassification due to SFAS 133 adoption	0	0	0	(5,025)	0
Guarantees charged-off	(2,126)	(11,578)	(1,813)	0	0

Balance at the end of the year	$18,416	$6,838	$5,025	$0	$0

Total allowance for credit losses	$127,170	$130,507	$132,613	$194,684	$453,090

Allowance for credit losses to total credit portfolio	1.9%	2.1%	2.0%	3.0%	14.0%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at the dates indicated.

	At December 31,
Country	2000		2001		2002
	Total	%	Total	%	Total	%
	(in millions, except percentages)
Argentina	$49.7	39.0	$111.9	57.5	$379.8	83.8

	At December 31,
Country	2000		2001		2002
	Total	%	Total	%	Total	%
	(in millions, except percentages)
Bolivia	0.3	0.2	1.1	0.5	0.2	0.0
Brazil	45.9	36.0	44.0	22.6	51.0	11.3
Chile	0.1	0.1	0.1	0.0	0.0	0.0
Colombia	1.2	1.0	2.3	1.2	0.7	0.2
Costa Rica	0.6	0.4	1.6	0.8	0.3	0.1
Dominican Republic	2.7	2.2	2.0	1.0	1.8	0.4
Ecuador	12.0	5.5	5.4	2.8	7.8	1.7
El Salvador	0.2	0.2	0.2	0.1	0.0	0.0
Guatemala	0.4	0.3	0.3	0.1	0.1	0.0
Honduras	0.1	0.0	0.0	0.0	0.0	0.0
Jamaica	0.5	0.4	0.3	0.2	0.4	0.1
Mexico	6.8	5.3	10.5	5.4	0.3	0.1
Nicaragua	1.1	0.9	1.1	0.6	0.6	0.1
Panama	1.0	0.8	0.6	0.3	0.1	0.0
Paraguay	0.1	0.1	0.0	0.0	0.1	0.0
Peru	6.7	5.3	3.2	1.6	0.8	0.2
Trinidad & Tobago	0.1	0.0	0.1	0.0	0.1	0.0
Venezuela	2.4	1.9	10.2	5.2	8.9	2.0
Other	0.6	0.5	0.1	0.0	0.0	0.0

Total Allowance for Credit Losses	$132.6	100.0%	$194.7	100.0%	$453.1	100.0%

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower in the Region at the dates indicated.

	At December 31,
	2000	2001	2002
	(in thousands)
Private sector commercial banks	$65,233	$89,694	$126,968
State owned commercial banks	19,641	46,691	117,428
Central banks	7,156	9,412	6,211
Sovereign debt	6,032	1,733	706
State owned exporting organization	8,246	9,783	7,938
Private corporations	26,305	37,372	193,838

Total	$132,613	$194,684	$453,090

Shareholder	$70,230	$111,318	$202,670
Non-shareholder	62,382	83,365	250,420

Total	$132,613	$194,684	$453,090

Management believes that the Bank’s credit loss allowance level should reflect the potential for political and economic instability in countries in the Region and economic cycles. The recent events in Argentina, Brazil and Venezuela provide an example of the potential for economic instability in the Region and the need to maintain the allowance at an adequate level. Given the Bank’s large exposure to borrowers in a number of countries in the Region with the potential for economic and/or political instability and their high dependency on external capital, the Bank believes that its policy regarding the allowance for credit losses is appropriate. The determination of the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. Accordingly, there is no assurance that the Bank’s current level of the allowance will prove to be adequate in light of current and future events, particularly in Argentina.

Allowance for Losses on Guarantees

During the third quarter of 1997, the Bank entered into a series of put option contracts providing for guarantees to a counterparty with respect to certain assets with an aggregate face value of $221.4 million. At certain specified exercise dates, or in the event of default, the counterparty had the right to sell an underlying asset to the Bank (generally at par), if the market yield on the underlying asset exceeded the strike yield set forth in the contract. The underlying assets consisted of debt issued by several sovereign borrowers in the Region.

During the fourth quarter of 1997, the Bank established a $5 million allowance for potential credit and market value losses in connection with these put option contracts. During 1998, the Bank charged off $2.1 million related to put options exercised, which reflected the difference between the market price and the par value of assets bought under these put option contracts. The Bank also added $15.5 million to the allowance for losses on guarantees during 1998, bringing the accumulated allowance for losses on guarantees to $18.4 million at December 31, 1998. In 1999 and 2000, the Bank’s counterparty exercised options in the amount of $45 million and $50 million, respectively, under which the Bank purchased the underlying assets at par and booked them as investments held to maturity at their respective market values. At December 31, 1999, 2000 and 2001, the notional value of the remaining options was $150 million, $100 million and $100 million, respectively. At December 31, 2001, the underlying assets relating to these options consisted of bonds issued by sovereign entities, of which 75% were issued by Mexico and 25% by Colombia. In August of 2002, the remaining $100 million in options expired and the Bank’s counterparty put $50 million of underlying assets (Mexican and Colombian sovereign bonds with face values of $25 million each) to the Bank, which reversed accumulated charges for the market valuation of the put options, resulting in income for the year of approximately $1.2 million.

The balance of the allowance for losses on guarantees at December 31, 2000 and 1999 was $5.0 million and $6.8 million, respectively. On January 1, 2001, as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated and the balance of $5.0 million was applied to cover the fair market valuation of the remaining options at that date. See Note 8 to the Consolidated Financial Statements.

Revenues Per Country

The following table sets forth information regarding the Bank’s approximate net revenues per country for the years ended December 31, 2000, 2001 and 2002, with net revenues calculated as the sum of net interest income, net commission income, gain on sale of securities available for sale, gain on early extinguishment of debt, gain (loss) on foreign currency exchange and other income.

	For the year ended December 31,
	2000	2001	2002
	(in millions)
Argentina	$26.0	$32.8	$9.0
Bolivia	1.1	0.6	0.5
Brazil	51.6	47.8	30.1
Chile	1.5	1.6	1.1
Colombia	3.2	3.6	2.7
Costa Rica	0.8	1.1	1.0
Dominican Republic	3.8	5.3	5.4
Ecuador	3.2	3.3	2.1
El Salvador	2.0	1.2	0.4
Guatemala	0.9	1.3	0.5
Honduras	0.1	0.1	0.0
Jamaica	0.6	0.5	0.3

	For the year ended December 31,
	2000	2001	2002
	(in millions)
Mexico	28.4	22.3	7.8
Nicaragua	2.0	1.6	0.9
Panama	3.6	2.5	0.5
Paraguay	0.1	0.0	0.1
Peru	6.2	4.5	2.0
Trinidad & Tobago	1.0	1.5	1.1
Uruguay	0.2	0.1	0.0
Venezuela	0.8	3.2	6.4
Other	0.4	3.0	4.1

Total	$137.5	$137.9	$76.1

Competition

The Bank operates in a highly competitive environment in most of its markets. Management recognizes that the Bank needs to continue to invest and adapt to remain competitive. The Bank faces strong competition in making loans, in attracting deposits and in providing fee-generating services. The Bank’s competition in making loans comes principally from regional and international banks. Financial disintermediation by the securities market and specialized finance companies is another factor that represents competition to the Bank’s lending activity. Whenever economic conditions and risk perception improve in the largest countries of the Region, the competition from commercial banks, the securities markets and other new participants increases accordingly. This competition may have the effect of reducing the spreads of the Bank’s lending rates over its cost of funds and constraining the Bank’s profitability in the future. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services.

The Bank believes that most of the competition it faces in the trade financing area and within the markets served by the Bank is from international banks, mostly European and North American, which provide similar financing services. Due to recent economic developments in the Region, the Bank has fewer competitors because many international banks have reduced their exposure in the Region or have withdrawn from the Region altogether. Although international banks compete with the Bank, they are also providers of funding for the Bank and represent a source of business for the Bank. For example, many of these international banks provide credit facilities to the Bank to finance the Bank’s trade finance activity.

The Bank also lends to branches or subsidiaries of certain international banks in the Region. At December 31, 2002, loans to international banks represented approximately 18% of the Bank’s total loans. Furthermore, the Bank provides country risk coverage to branches of certain international banks that want to increase their activity in the Region, but cannot increase cross-border risks.

During 2002, the dramatic increase in the risk perception of Latin America cut available credit lines to the Region and the Bank believes that the trend continues unabated. Banks in both the United States and Europe, the traditional sources of credit facilities in Latin America, are being impacted by two significant forces: first, many of these institutions are facing credit, trading and/or profitability difficulties in their home markets, which are forcing them to focus their resources on the defense of their core franchises; second, under these circumstances, banks have turned particularly risk adverse. Latin America is being perceived as an uncertain market, with the result that credit facilities are being cut across the board.

The Bank believes that while it is currently smaller than it has been in recent years, its relative strength and the opportunities to do good trade finance business are greater than at any recent time. As many of its competitors have exited the Region, the Bank’s share of this smaller market has increased substantially. Most importantly, the Bank has retained its clients, kept its highly efficient processing capacity intact, and is working to have new products ready to bring to the market once growth resumes. When circumstances change, as they inevitably will, the Bank believes that it will be positioned to resume its growth rapidly and ahead of its competitors.

In response to recent developments in the Region and the effect of such developments on the Bank (see “Key Information—Risk Factors”), the Bank’s management has decided to focus its future efforts on its core trade financing business.

The Bank believes that competition also comes from investment banks and the securities markets, which provide liquidity to the financial systems in certain countries in the Region as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of competitive pricing in financing trade-related transactions. The Bank believes that it continues to possess a competitive advantage in that it enables its customer banks to meet their clients’ financing needs, but does not compete directly with these banks for the business of their clients. Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing. The Bank believes that it is an important source of trade finance to many of its clients. The Bank also believes that its operating efficiencies and business focus constitute important competitive advantages in certain markets.

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

General License Banks must have a paid-in capital of not less than $10 million. Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (Tier 1 capital) is comprised of paid-in capital, declared reserves and retained earnings while secondary capital (Tier 2 capital) includes undeclared reserves, reevaluations reserves, general reserves for losses, certain hybrid debt capital instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. These standards are based on the Basle Accord Guidelines. The Superintendence of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth in the Basle Accord become more stringent, in order to comply with such new international standards.

General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendence of Banks. In addition, General License Banks are required to maintain local assets in Panama in an amount not less than 85% of the deposits received from entities in Panama.

The Banking Law has abolished regulations regarding interest rate ceilings provided for in the prior banking law. Currently, banks in Panama can freely fix the amount of interest to be charged on their loans and with respect to operations. Banks in Panama are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar financial institutions are immune from any attachment or seizure proceedings.

Pursuant to the Banking Law, no bank in Panama may make loans or issue guarantees or any other obligations, to any one person or a group of related persons in excess of 25% of the Bank’s total capital; provided that, for Panamanian banks (i) whose shares are owned by governmental institutions and private institutions, (ii) whose principal office is located in Panama, and (iii) whose main line of business is lending to other banks (“Exempted Banks”), the foregoing lending limit is 30%. BLADEX is an “Exempted Bank.” As a result of the Bank’s decision to increase its allowance for credit losses and to take a charge for impairment losses on securities in 2002 and the corresponding reduction in the Bank’s total assets and capital, the Bank exceeded this 30% limit with respect to several borrowers. The Superintendence of Banks granted the Bank a waiver of this requirement in July of 2002 which allows it one year to reduce its credits to non-Argentine borrowers to the 30% limit, and an unspecified period to reduce exposure to Argentine clients to the 30% limit, as market conditions allow. BLADEX follows conservative policies with respect to this limitation and believes that it will be able to comply with this requirement in the designated time period.

Under the Banking Law, a bank may not make loans or issue guarantees or any other obligations to “related parties” that exceed (i) 5% of its total capital, in the case of unsecured transactions, (ii) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (iii) 50% of its total capital, in the case of loans secured by deposits in the bank. For these purposes a “related party” is

(a) any one or more of the bank’s directors, (b) any shareholder of the bank who directly or indirectly owns 5% or more of the outstanding and issued capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of such company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendence of Banks has the power to allow Exempted Banks not to take into consideration loans granted to other banks for purposes of determining compliance with the above lending limits, provided that certain conditions of transparency and independence are met, as prescribed under the Banking Law. In connection with the Bank’s current recapitalization effort, the Bank has obtained preliminary commitments from several of its existing Class A and Class B shareholders to purchase additional shares to the extent that current shareholders do not subscribe for all of the shares offered in the Bank’s rights offering. Some of these existing shareholders that are not currently related parties may become related parties as a result of exceeding the 5% shareholding limit after they purchase additional shares pursuant to their commitments. A number of the shareholders that may become related parties currently have outstanding loans from the Bank which exceed the 5% of total capital limit to related parties. In February 2003 the Superintendence of Banks granted the Bank a waiver which will allow the Bank to exceed the 5% of total capital limit to related parties, provided that such related parties do not own more than 10% of the Bank’s issued and outstanding capital stock. The Bank does not believe that after the recapitalization it will have loans outstanding to related parties that will own more than 10% of the Bank’s issued and outstanding capital stock which will exceed the 5% of total capital limit.

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

In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (i) a requirement that a bank must notify the Superintendence of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendence of Banks before opening or closing a branch or subsidiary outside Panama and (ii) a requirement that a bank obtain approval from the Superintendence of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

The Banking Law provides that banks in Panama are subject to inspection by the Superintendence of Banks, which must take place at least once every two years. Such supervisory powers of the Superintendence of Banks also extend to a bank’s subsidiaries and branches. The Superintendence of Banks last inspected BLADEX in 2002 and the results of this inspection were fully satisfactory. BLADEX is required to file monthly balance sheets and related financial statements with the Superintendence of Banks. Additionally, banks are required to file with the Superintendence of Banks quarterly and annual statements indicating the performance of their credit facilities and other reports and information, as prescribed by the Superintendence of Banks. In addition, banks are required to make available for inspection their accounting records, minutes, reports on cash on hand, securities, receipts, and any other reports or documents that are necessary for the Superintendence of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendence of Banks for violations of Panamanian banking laws and regulations. The Bank has advised the Superintendence of Banks of its recent decision to increase its allowance for credit losses in connection with its exposure to Argentina and to implement a recapitalization plan and will continue to keep the Superintendence of Banks advised of further developments with respect to its Argentine credit portfolio and the progress of its recapitalization plan.

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

The Banking Law has established an annual supervisory charge to be paid by General License Banks equal to $30,000 plus $35.00 per $1 million in assets, with the latter amount being limited to a maximum charge of $100,000. The total amount due in this regard by BLADEX for the year 2002 was $130,000.

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

The International Convergence of Capital Measurement and Capital Standards established by the Basle Committee on Banking Regulations and Supervisory Practices have been adopted by the Cayman Islands Monetary Authority. The registered office of BLADEX Cayman is at Coutts House, 1446 West Bay Road, PO Box 707 GT, Grand Cayman, Cayman Islands, and British West Indies.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate. In December 2002, the Superintendent implemented a revised asset pledge requirement, with the intention of reducing the amount of assets that need to be pledged for most foreign banks, operating branches or agencies in New York. Previously, the Superintendent had set this requirement at the greater of 5% of the New York Agency’s total third-party liabilities or 1% of the consolidated total third-party liabilities of the New York Agency and New York I.B.F. (International Banking Facility), subject to a minimum of $1.0 million. Under the revised requirement, the New York Agency will be required to maintain a pledge of 1% of its total third-party liabilities, subject to a minimum of $2.0 million. The immediate effect of this change is to reduce the New York Agency’s required asset pledge from about $6 million to the minimum of $2.0 million. While favorable, this change is not expected to have a material impact on the Bank’s financial position or net income.

In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis. No such special requirement has been prescribed for the New York Agency.

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

Organizational Structure

See “—History and Development of the Company.”

Property, Plant and Equipment

The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which were completed in 1983. The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site in the banking district of the city. During 1997, the Bank expanded its principal office space to accommodate the Bank’s existing growth. In early 1999, the Bank began renting office space in a nearby building, expanding its office space by 750 square meters. In 2002, this rented office space was reduced to 175 square meters. In addition, the Bank leases the following office space: (i) 150 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (ii) 149 square meters for BLADEX Representacao Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, and (iii) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico. Prior to the attack on New York’s World Trade Center on September 11, 2001, the Bank leased office space for its New York operations, including the New York Agency, at One World Trade Center, 32th floor, Suite No. 3227, New York, NY 10045. On October 1, 2002, after leasing temporary office space for its New York operations, the Bank began leasing 302 square meters of permanent office space at 708 Third Avenue, 16th Floor, New York, NY 10017. See also Note 9 to the Consolidated Financial Statements.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Nature of Earnings

The Bank derives its income principally from net interest income and, to a lesser extent, from fee income. Net interest income (the difference between the interest income the Bank receives on interest-earning assets and the interest it pays on interest-bearing liabilities) is generated mostly by the Bank’s lending activities. Fee income is generated by the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, loan origination and sales.

Trend Information

During 2001, the U.S economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. Negative trends that began in 2001, such as extreme volatility in the U.S. equity markets, have continued through the end of 2002. Most major economies in Europe also suffered economic downturns during 2001 and/or 2002. Because the United States and Europe are the principal export markets for the Region, these global conditions have adversely affected Latin American economies. If these conditions continue or worsen, it likely will delay any economic recovery in the Region, which would adversely affect the Bank’s trade finance business by reducing overall demand for this type of financing and increasing the Bank’s risk of incurring loan losses.

A prolonged economic crisis in Argentina resulted in 2001 in a default on the country’s public sector external debt. The Argentine crisis has had a significant adverse effect on the Bank’s financial condition and results of operations because it has been required to make large additions to its loan loss reserves to provide for expected losses on the Bank’s Argentine credit portfolio. If economic conditions in countries in the Region where the Bank conducts lending activities deteriorate further, the Bank could be required to make further credit loss allowances, which would adversely affect the Bank’s capital and earnings.

The Bank’s Argentine credit portfolio at December 31, 2002 (consisting of loans at book value, investment securities at estimated fair value and off-balance sheet credit risks) amounted to $774 million, which represented a reduction of $340 million from December 31, 2001. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank’s loans in Argentina have been converted to Argentine pesos. During 2002, the Bank collected interest from Argentine borrowers of approximately $38.2 million (including $16.6 million received after the credits were classified as impaired) representing 87% of interest due from those borrowers, while interest in the amount of $5.9 million was past due at December 31, 2002.

Even with the benefit of the Bank’s confirmed preferred creditor status, given the continued severity of the Argentine crisis, the Bank believes that it will have to renegotiate and restructure loans, and that it will also face write-offs related to its Argentine portfolio, although it cannot predict at this time the extent to which restructurings and write-offs will be required.

Because of concerns about the collectibility of the Bank’s Argentine loan portfolio, its Board of Directors and management increased the Bank’s allowance for credit losses during 2002 by $278.8 million. As of December 31, 2002, the Bank’s total reserves for credit losses were $453 million, of which $380 million related to the Bank’s loan and off-balance sheet credit exposure in Argentina of $739 million. As a result of the increase in the Bank’s allowance for credit losses during 2002 and charges for impairment losses on Argentine securities, the Bank incurred a net loss for 2002 of $268.8 million. This also had the effect of reducing the Bank’s common stockholders’ equity to $329 million at December 31, 2002 from $598 million at December 31, 2001.

The Bank believes that the $380 million of allowances for credit losses related to the Bank’s loan and off-balance sheet credit exposure in Argentina is adequate to cover any Argentine credit charge-offs related to this Argentine exposure. The Bank believes that Argentina has made some progress in its talks with the International Monetary Fund regarding additional IMF loans (as evidenced by a limited agreement), and that the Argentine economy has shown some signs of a recovery. If there is further deterioration in Argentine economic conditions, or if the crisis continues indefinitely, the Bank’s credit losses in Argentina could be higher than the Bank currently anticipates. This would require the Bank to take additional charges against the Bank’s earnings and/or equity capital, which could produce losses in the future and a significant reduction in the Bank’s equity capital.

The Bank also believes that the remaining $73 million of allowance for credit losses is adequate to cover any charge-offs that will be necessary on its non-Argentine credit portfolio. The Bank will continue to maintain the allowance for credit losses for this credit portfolio at levels which reflect the potential for political and economic instability in countries in the Region and economic cycles. However, further pressures on borrowers, particularly in Brazil or Venezuela, could require additional allowances which could also adversely affect the Bank’s earnings and/or equity capital levels.

The recent sharp increase in the risk perception of the Region, caused by events in Argentina, Brazil and Venezuela, has had a significant negative impact on the Bank’s asset base and capital, and has threatened the Bank’s remaining investment-grade credit ratings. As a result, the Board of Directors and management believe that the Bank must raise a minimum of $100 million of Tier 1 capital to provide it with a prudent level of capitalization in view of the environment in which it operates. The Bank also believes that this additional capital is needed in order to allow it to retain its investment-grade credit ratings and continue to fulfill in a significant way the Bank’s primary role of providing trade financing to borrowers in Latin America.

A further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures may trigger further downgrades in the Bank’s credit ratings below investment-grade ratings. This would adversely affect the Bank’s cost of funds, the Bank’s deposit base and accessibility to the debt capital markets. Based on statements made by Standard & Poor’s and Moody’s, the Bank believes that if it does not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on the Bank’s debt obligations to below investment-grade. In that case, the Bank’s ability to obtain the funding necessary to carry on the Bank’s trade financing activities in Latin America at meaningful levels will be severely hampered. In addition, even if the Bank is successful in raising $100 million of additional capital, it may not be sufficient to achieve the Bank’s stated goals, including maintaining the Bank’s investment-grade ratings.

The crisis in Argentina and downgrades by the rating agencies have affected the Bank’s funding activity, resulting in a 65% decline in the Bank’s deposits during 2002. In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region. As a result, it has been difficult or impossible for Latin American borrowers, including the Bank, to access international debt markets for placements of securities. The Bank experienced a 49% decline in its credit portfolio during 2002 due to, among other things, these difficulties in funding. If this trend continues and funding does not become more readily available to the Bank in the near future, further reductions in the Bank’s deposits and borrowings, and corresponding reductions in the Bank’s credit portfolio, are likely to occur.

The Bank believes that a reduction of the Bank’s investment-grade credit ratings to below investment-grade would further reduce the amount of funding available to the Bank for its lending activities, and also substantially increase the cost of any funding that could be obtained.

One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits with the Bank. Overall deposits declined by 65% from $1,571 million at December 31, 2001 to $552 million at December 31, 2002 and, in part as a result, total loans declined by 47% from $4,734 million at December 31, 2001 to $2,517 million at December 31, 2002. Despite this decline in deposits, the Bank was able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets.

The Bank’s management follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001. During 2002, the Bank was able to reduce its obligations by approximately $2.7 billion in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2002, liquidity levels amounted to $479 million, representing a net cash position of 87% of total deposits. A lower interest rate environment during 2002 generated a lower return on the Bank’s available capital funds invested in liquid assets. Because returns on funds invested in liquid assets impact net income, a continued trend of lower interest rates in the markets in which the Bank invests its funds would adversely affect the Bank’s net income in the future.

Results of Operations

The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated below.

	At and For the Year Ended December 31,
	2000	2001	2002
	(in thousands, except per share amounts and percentages)
Total interest income	$402,586	$378,422	$165,800
Total interest expense	(289,916)	(259,683)	(99,145)

Net interest income	112,670	118,739	66,655
Provision for loan losses	(8,000)	(77,144)	(272,586)

Net interest income (loss) after provision for loan losses	104,670	41,594	(205,931)
Other income (expense):
Commission income	24,801	14,934	8,925
Commission expense and other charges	(1,136)	(1,243)	(1,915)
Provision for losses on off-balance sheet credit risk	(11,200)	0	(6,170)
Derivatives and hedging activities	0	7,379	(341)
Impairment loss on securities	0	(40,356)	(44,268)
Gain on early extinguishment of debt	0	0	1,430
Gain on the sale of securities available for sale	0	4,798	184
Gain (loss) on foreign currency exchange	80	(21)	301
Other income	1,086	674	553

Net other income (expense)	13,630	(13,834)	(41,302)
Total operating expenses	(21,180)	(23,973)	(19,306)

Income (loss) from continuing operations before income tax	97,121	3,787	(266,539)
Income tax	(65)	(35)	47

Income (loss) from continuing operations, net	97,056	3,752	(266,492)
Discontinued operations:
Loss from operations and disposal of business segment	0	(2,388)	(2,346)

Income (loss) before cumulative effect of accounting change	97,056	1,364	(268,838)
Cumulative effect of accounting change	0	1,129	0

Net income (loss)	$97,056	$2,494	$(268,838)
Net income (loss) available for common stockholders	$95,575	$1,138	$(269,850)
Net income (loss) per share after Preferred Stock dividend and after cumulative effect of accounting change	$4.83	$0.06	$(15.56)
Return on average assets	1.92%	0.04%	(6.47)%
Return on average common stockholders’ equity	13.95%	0.16%	(60.48)%
Return on average common stockholders’ equity and Preferred Stock	13.83%	0.35%	(58.47)%

Net Interest Income

The following table sets forth information regarding the most important factors that affect net interest income for the periods indicated below.

	For the Year Ended December 31,
	2000	2001	2002
	(in millions)
Operating net interest income	$60.3	$67.8	$53.9
Effect of interest rate gap	1.0	18.6	6.7
Interest income on available capital funds	51.3	34.0	15.4
Reversal of unpaid interest accrued on non-accruing loans and adjustments	0.0	(1.7)	(9.4)

Net interest income	$112.7	$118.7	$66.7

The Bank believes that the most important factors that affect net interest income are operating net interest income, the effect of the interest rate gap, interest income on available capital funds and one-time interest income and adjustments. Operating net interest income consists of interest income generated by the Bank’s lending activities, which represents the difference between average lending margins and the marginal cost of funds. The effect of the interest rate gap consists of interest income generated by the mismatch between the maturities of assets and the maturities of liabilities.

Net interest income was $66.7 million for the year 2002, compared to $118.7 million for the year 2001. The $52.1 million decline was mainly due to a decline of $18.5 million in interest income generated on available capital funds. The return on available capital funds is sensitive to interest rates, as capital funds are placed mostly in short-term interest earning assets, which are priced based on the London Interbank Offered Rate (“LIBOR”). During the year 2002, average LIBOR interest rates declined by approximately 200 basis points compared to the year 2001. Another factor contributing to the decline in net interest income was a $13.9 million reduction in operating net interest income which reflects the interest income generated by the Bank’s lending activities calculated by multiplying the average loan and investment portfolio by the difference between average lending margins and the marginal cost of funds. The reduction in net interest income was mainly due to the reduction of $1.7 billion in the average loan and investment portfolio, which was partially offset by an increase of 31 basis points in average lending margins associated with performing loans and investments (i.e., excluding Argentine loans and investments for which interest income is recorded on a cash basis). The Bank’s interest rate gap structure also affected net interest income negatively by $11.9 million during the year 2002 as compared to the year 2001. The effect of the interest rate gap consists of interest income generated by the mismatch between the maturities of assets and the maturities of liabilities, as deposits reprice faster than loans. During 2002, the combination of a favorable asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the year 2001, when the Bank benefited from a declining interest rate environment and a larger asset and liability mismatch on its balance sheet. The interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, also contributed to the reduction in net interest income for 2002.

Net interest income for 2001 was $118.7 million compared to $112.7 million in 2000. Operating net interest income increased from $60.3 million in 2000 to $67.8 million in 2001, due to the 17% growth in the loan and investment portfolio, which offset lower lending margins in 2001 as compared to 2000. The Bank estimates that the effect of the interest rate gap during 2001 was the generation of $18.6 million of interest income compared to $1.0 million during 2000, as average interest rates declined over 250 basis points in 2001. During 2001, average interest rates declined over 250 basis points in relation to 2000, resulting in $34.0 million of interest income generated on available capital funds, compared to $51.3 million in 2000. One-time interest income and adjustments include the reversal of accrued interest when assets are classified as non-accruing.

Distribution of Assets, Liabilities and Common Stockholders’ Equity; Interest Rates and Differentials

The following table presents for the periods indicated the distribution of consolidated average assets, liabilities and common stockholders’ equity as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, and the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Non-accruing loans are included in the calculation of the average balance of loans and interest on these loans is accounted for on a cash basis. Average balances have been computed on the basis of consolidated daily average balance sheets.

Average Balance Sheet Assets, Liabilities and

Common Stockholders’ Equity and Interest Income and Expense

	Year Ended December 31,
	2000			2001			2002
Description	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(in thousands, except percentages)
INTEREST-EARNING ASSETS
Interest-bearing deposits with banks	$285,022	$17,962	6.20%	$395,190	$14,227	3.55%	$557,255	$9,614	1.70%
Securities purchased under agreements to resell	0	0	0.00	181,384	4,919	2.67	182,258	4,660	2.52
Loans, net	4,437,714	357,719	7.93	4,919,701	325,157	6.52	2,941,200	117,450	3.94
Impaired loans	25,534	504	1.94	12,822	262	2.01	422,412	16,572	3.87
Investment securities	286,276	26,401	9.07	434,166	33,857	7.69	261,295	17,505	6.61

TOTAL INTEREST- EARNING ASSETS	$5,034,546	$402,586	7.87%	$5,943,262	$378,422	6.28%	$4,364,420	$165,800	3.75%

Non-interest-earning assets	$130,117			$146,149			$85,674
Allowance for loan losses	(118,910)			(116,127)			(323,110)
Other assets	12,313			29,441			25,067

TOTAL ASSETS	$5,058,066			$6,002,725			$4,152,052

INTEREST-BEARING LIABILITIES
Deposits
Demand	$9,924	$204	2.03%	$5,815	$42	0.72%	$5,131	$37	0.71%
Time	1,675,413	108,478	6.37	1,733,010	74,480	4.24	786,470	15,247	1.91
Short-term borrowings and placements	1,258,492	87,238	6.82	1,705,731	89,357	5.17	1,218,036	33,555	2.72
Medium- and long-term borrowings and placements	1,296,549	93,996	7.13	1,714,333	95,803	5.51	1,568,723	50.306	3.16

TOTAL INTEREST- BEARING LIABILITIES	$4,240,378	$289,916	6.72%	$5,158,889	$259,683	4.96%	$3,578,360	$99,145	2.73%

Non interest bearing liabilities and other liabilities	$115,883			$128,638			$113,911

TOTAL LIABILITIES	$4,356,262			$5,287,527			$3,692,271

Redeemable preferred stock	16,689			15,387			13,624
Common stockholders’ equity	685,115			699,811			446,157

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY	$5,058,066			$6,002,725			$4,152,052

NET INTEREST SPREAD (1)			1.14%			1.32%			1.01%
NET INTEREST INCOME AND NET INTEREST MARGIN (2)		$112,670	2.24%		$118,739	2.00%		$66,655	1.53%

(1)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Net interest margin is computed by dividing net interest income (total interest earned minus total interest paid) by the average balance of interest-earning assets.

In 2002, the net interest margin decreased to 1.53% from 2.00% in 2001 and from 2.24% in 2000. The Bank estimates that the decline of 47 basis points in the net interest margin during the year 2002, as compared to

2001, was mainly due to a combination of: (i) lower interest rates, which generated a lower return on the Bank’s available capital funds, resulting in a negative effect of 22 basis points on the net interest margin; (ii) the interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, which had a negative effect of 19 basis points on the net interest margin; (iii) lower gains from the Bank’s liability-sensitive interest rate gap, which had a negative effect of 16 basis points on the net interest margin, and (iv) higher net lending margins, resulting in a positive effect of 10 basis points on the net interest margin.

The decline of 24 basis points in the net interest margin for 2001 compared to 2000 was mainly due to: (i) lower interest rates which generated a lower return on the Bank’s available capital funds, but at the same time had a positive effect on the Bank’s interest rate gap, resulting in a negative effect of 15 basis points on the net interest margin; (ii) lower net lending margins, which had a negative effect of 6 basis points on the net interest margin; and (iii) the reversal of accrued interest on certain loans placed on non-accrual status and investments classified as impaired, which had a negative effect of 3 basis points on the net interest margin.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary analysis of changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2000 compared to 2001 and for 2001 compared to 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated equally to volume and rate.

	2001 vs. 2000			2002 vs. 2001
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands)
INCREASE (DECREASE) IN INTEREST INCOME
Interest bearing deposits with banks	$5,454	$(9,189)	$(3,734)	$4,315	$(8,929)	$(4,614)
Securities purchased under agreements to resell	2,460	2,460	4,919	23	(283)	(260)
Loans, net	35,354	(67,917)	(32,563)	(104,886)	(102,821)	(207,707)
Impaired loans	(255)	13	(242)	12,216	4,094	16,311
Investment securities	12,586	(5,130)	7,456	(12,531)	(3,821)	(16,352)

TOTAL INCREASE (DECREASE)	$55,599	$(79,763)	$(24,164)	$(100,862)	$(111,759)	$(212,621)

INCREASE (DECREASE) IN INTEREST EXPENSE
Deposits
Demand	(57)	(105)	(162)	(5)	(1)	(6)
Time	3,102	(37,100)	(33,998)	(29,515)	(29,719)	(59,233)
Short-term borrowings and placements	27,216	(25,096)	2,120	(19,492)	(36,310)	(55,802)
Medium- and long-term borrowings and placements	26,818	(25,010)	1,807	(6,403)	(39,093)	45,497

TOTAL INCREASE (DECREASE)	$57,078	$(87,312)	$(30,233)	$(55,415)	$(105,123)	$(160,538)

INCREASE (DECREASE) IN NET INTEREST INCOME	$(1,480)	$7,549	$6,069	$(45,447)	$(6,637)	$(52,084)

Provision for Loan Losses

The Bank’s provision for loan losses increased from $8.0 million in 2000 to $77.1 million in 2001 and to $272.6 million in 2002. The provision for loan losses taken during 2000 was mostly related to impaired loans in the amount of $14.7 million identified during this period.

The higher provisions for loan losses in 2001 were mostly related to the Bank’s exposure in Argentina. At the end of 2001, the Bank identified Argentine impaired loans in the amount of $76.1 million in respect of which $16.7 million was allocated to the allowance for loan losses. The balance of the increase in the provision for loan losses in 2001 was related to general allowances for loan losses in connection with the rest of the Bank’s loan portfolio in Argentina. A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt. As a result, credit ratings for Argentina were reduced by the major rating agencies, which triggered an increase in general allowances for loan losses at the end of 2001. At December 31, 2001, the general allowance for loan losses amounted to $159.8 million, of which $84.0 million was allocated to Argentina, $43.5 million to Brazil, $10.0 million to Venezuela, $10.1 to Mexico and $11.2 million to other countries.

As discussed in “Key Information—Risk Factors,” the situation in Argentina continued to deteriorate during the first half of 2002 and adversely affected the financial condition of the Bank’s Argentine obligors, including banks and corporations, and the quality of the Bank’s loans to those obligors. As a result of the Bank’s concerns about the collectibility of its Argentine loan portfolio, during the first and second quarters of 2002, after careful consideration, and based upon rigorous analysis of all the relevant factors and the results of an individual review of all Argentine clients, the Board of Directors decided to further increase the allowance for loan losses by $20.0 million and $251.9 million, respectively. The total allowance for loan losses amounted to $429.7 million at December 31, 2002, of which approximately $365.3 million related to the Bank’s Argentine impaired loan portfolio of $691.5 million at December 31, 2002. The remaining balance of $64.4 million represented general allowances, of which $47.4 million was allocated to Brazil, $8.9 million to Venezuela, $4.0 million to Ecuador, $0.2 million to Mexico and $3.9 million to other countries.

The $3.9 million or 9% increase in general allowances allocated to Brazil in 2002 compared to 2001 was the result of the increased risk perception of the country, its political and financial situation and downgrades in its credit ratings during 2002, the impact of which was offset in part by the 53% decline in the Bank’s loan portfolio in Brazil during 2002. The $1.1 million or 10% decline in the general allowances allocated to Venezuela in 2002 compared to 2001 reflects the 38% decline in the Bank’s loan portfolio in Venezuela, a country which experienced political and economic difficulties during 2002. The sharp decline in the general allowances allocated to Mexico in 2002 compared to 2001 reflects the 83% decline in the Bank’s loan portfolio in Mexico as well as the upgrade in Mexico’s credit rating to investment-grade during 2002.

Commission Income

The Bank’s commission income decreased by 40% from $24.8 million in 2000 to $14.9 million in 2001 and by an additional 40% to $8.9 million in 2002. The decline of $6.0 million in commission income for 2002, as compared to 2001, resulted mainly from the Bank’s decision to de-emphasize its U.S. commercial paper risk participation and country risk guarantee business and the decrease in the volume and pricing of letter of credit confirmations. The decline of $9.9 million in commission income for 2001, as compared to 2000, resulted from (i) the decreased volumes and margins in letter of credit confirmations and guarantees issued (covering both commercial and sovereign risk), income from which declined by $6.7 million or 32% compared to 2000; and (ii) the adoption of SFAS 133 on January 1, 2001, pursuant to which the Bank stopped amortizing the

$1.9 million remaining unamortized premium received on certain options sold in 1997 (which was transferred to the SFAS 133 transition adjustment), which resulted in commission income being reduced by $1.5 million in 2001 compared to 2000 (see “Quantitative and Qualitative Disclosure About Market Risk” and Note 22 to the Consolidated Financial Statements). The following table shows the components of commission income for the periods set forth below:

	For the Year Ended December 31,
	2000	2001	2002
	(in thousands)
Letters of credit	$7,111	$5,794	$3,655
Guarantees:
Options	1,529	0	0
Other guarantees	7,530	5,651	2,305
Country risk coverage business	6,595	3,061	1,997
Loans	2,035	428	968

TOTAL COMMISSION INCOME	$24,801	$14,934	$8,925

Commission Expense and Other Charges

Commission expense and other charges mostly represent closing and administrative fees related to the Bank’s Euro Medium Term Note Program (the “EMTN Program”) and other medium-term borrowings from various international banks (see “—Liquidity and Capital Resources—Funding Sources”). The Bank’s commission expense and other charges increased by 9% from $1.1 million in 2000 to $1.2 million in 2001 and by 54% to $1.9 million in 2002. The increase of $107 thousand in commission expense and other charges for 2001, as compared to 2000, resulted from higher medium- and long-term obligations, which amounted to $1.6 billion at the end of 2000 and $1.8 billion at the end of 2001. The increase of $0.7 million in commission expense and other charges for 2002, as compared to 2001, mostly resulted from closing and administrative fees paid on $254.9 million of new structured loans obtained through international banks, as it was difficult for issuers in the Region (including the Bank) to access debt capital markets in 2002.

Provision for Losses on Off-Balance Sheet Credit Risk

During 2002, the Bank added $6.2 million to the allowance for credit losses for off-balance sheet credit risk, compared to no addition to this allowance during 2001 and $11.2 million during 2000. The higher provision for off-balance sheet credit risk in 2002 was mostly related to the Bank’s exposure in Argentina.

Derivatives and Hedging Activities

The Bank utilizes derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps, to hedge foreign currency risks arising from the Bank’s lending activity and the issuance of non-U.S. dollar short-term Euro Commercial Paper and Euro Medium-Term Notes. The Bank does not engage in derivatives trading. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts by utilizing pre-approved limits on the amounts of such contracts and pre-approved terms, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments or vice-versa.

Effective January 1, 2001, the Bank adopted SFAS 133 relating to accounting for financial instruments that are considered derivatives. Pursuant to SFAS 133, these financial instruments are booked on the balance sheet at their fair value. The positive change in fair value of derivatives and hedging activities from 2000 to 2001 was $7.4 million, of which options represented $4.4 million and interest rate swaps $2.9 million. The increase related to put options in the amount of $4.4 million reflects the increase in market value of the underlying assets (sovereign bonds from Mexico and Colombia) during the period. The amount of options outstanding at December 31, 2001 was $100 million and the final maturity of these options was in August 2002. The $2.9 million increase related to interest rate swaps during 2001 reflects the decline in interest rates, which had a favorable effect on these instruments.

Income from derivatives and hedging activities declined from $7.4 million in 2001 to $(341) thousand in 2002. During 2001, income from derivatives and hedging activities related to the mark-to-market of options amounted to $4.4 million and declined to $1.2 million in 2002, mostly due to the maturity of the options in August 2002. The adjustments in fair value of interest rate swaps amounted to $3.0 million in 2001. Lower interest rates and the expiration of certain interest rate swaps resulted in adjustments in fair value of interest rate swaps and forward transactions in the amount of $(1.5) million in 2002. See Note 19 to the Consolidated Financial Statements.

Impairment Loss on Securities

For the years ended December 31, 2002, 2001 and 2000, impairment losses on securities amounted to $44.3, $40.4 million and $0.0 million, respectively. During 2002, Argentine securities with a par value of $107.2 million were classified as impaired and were written down to their estimated fair value, resulting in a charge of $44.3 million to earnings for 2002. During 2001, the Bank classified $50.4 million of Argentine securities (which are part of the Bank’s credit portfolio) as impaired. Any security that declines in value, which is deemed other than a temporary decline, is classified as impaired. These impaired Argentine securities were written down to their estimated fair value, resulting in a charge of $40.4 million to earnings in 2001. See Note 6 to the Consolidated Financial Statements.

Gain on Early Extinguishments of Debt

During the third quarter of 2002, the Bank repurchased $11.0 million of notes outstanding under its EMTN Program. The total payments amounted to $9.6 million, resulting in a realized gain for 2002 of $1.4 million. The maturity dates for these obligations were September 25, 2003 and May 2, 2003. See Note 12 to the Consolidated Financial Statements.

For the years ended December 31, 2000, 2001 and 2002, the amount of gain on early extinguishments of debt was $0.0, $0.0 and $1.4 million, respectively.

Gain on the Sale of Securities Available for Sale

From time to time, the Bank purchases debt instruments as part of its credit portfolio lending activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available for sale. During 2001, the Bank generated income in the amount of $4.8 million from the sale of securities available for sale. During 2002, the market for debt instruments of the Region declined significantly due to the increased risk perception of the Region. As a result, income from gains on the sale of securities available for sale declined to $184 thousand in 2002. For the year ended December 31, 2000, the amount of gain on the sale of securities available for sale was $0.0.

Gain (loss) on Foreign Currency Exchange

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. The effects of translating assets and liabilities into the U.S. dollar as the functional currency are included in gain (loss) on foreign currency exchange. During 2000, 2001 and 2002, the Bank generated income in the amount of $80 thousand, a loss in the amount of $21 thousand and income of $301 thousand, respectively, related to foreign currency transactions.

Other Income

Other income amounted to $1.1 million in 2000, $0.7 million in 2001 and $0.6 million in 2002 and includes gain on the sale of loans, other fees and one-time other income. The decrease in other income during 2001 and 2002, as compared to 2000, is mostly due to a decrease in the gain on the sale of loans.

From time to time, the Bank sells loans to international banks and investors to reduce country risk levels and manage the risk on its loan portfolio. During 2000 and 2001, the Bank generated income in the amount of $1.1 million and $0.6 million, respectively, from the sale of loans. During 2002, international banks and other buyers of the Bank’s loans reduced their exposure and many stopped doing business in the Region. As a result, income form the sale of loans declined to $50 thousand in 2002 compared to $565 thousand in 2001 and $1.1 million in 2000. In addition, during 2002 the Bank recorded one-time other income of $0.4 million which resulted from returning to income provisions no longer deemed necessary that had been charged against earnings in previous years to cover certain then anticipated operating expenses.

Operating Expenses

Operating expenses were $19.3 million in 2002 compared to $24.0 million in 2001 and $21.2 million in 2000. Total operating expenses increased as a percentage of average total assets from 0.40% in 2001 to 0.46% in 2002 and decreased as a percentage of average total assets from 0.42% in 2000 to 0.40% in 2001. The increase in operating expenses during 2001 was due to continuing investments in technology, strategic additions to personnel, expenses associated with the Bank’s new representative offices and consulting fees related to business initiatives. The decrease in operating expenses during 2002 was primarily due to personnel reductions in non-critical areas of the Bank. Core functions like risk management, compliance, and processing were left untouched or have been strengthened. No provision for performance-based bonuses for employees was made during 2002. During the year 2002, the Bank continued its policy of investing in technology to improve its core banking computer application, computer centers, and computer networks. Additional servers were acquired for information and decision support systems.

The main components of operating expenses are as follows: (i) salaries and other employee expenses (including provision for performance-based bonuses for employees), the largest component of operating expenses in 2000, 2001 and 2002, amounted to $10.6 million, $10.6 million and $10.0 million, respectively; (ii) professional services, which amounted to $3.9 million, $3.0 million and $2.4 million in 2000, 2001 and 2002, respectively; (iii) depreciation of premises and equipment, which amounted to $1.1 million, $1.2 million, and $1.4 million in 2000, 2001 and 2002, respectively; and (iv) pre-operating costs consisting of start-up activities and organization costs, related to new business initiatives which have been expensed as incurred and amounted to $0.9 million, $3.0 million and $0.0 in 2000, 2001 and 2002, respectively. The Bank’s remaining operating expenses consist of communications, maintenance and repairs, rent of office space and equipment and other miscellaneous expenses. In the past, the Bank’s ability to maintain its low cost structure has been a significant factor in its profitability. For the years ended December 31, 2000, 2001 and 2002, the Bank’s efficiency ratio (total operating expenses divided by the sum of net interest income plus commission income) was 15.4%, 17.9% and 25.5%, respectively.

Loss from Operations and Disposal of Business Segment

During the second quarter of 2002, the Bank’s management decided to close its structured finance unit in New York as part of its restructuring program. In June of 2002, the Board of Directors approved the closing of this business segment. For the years ended December 31, 2002, 2001 and 2000, costs related to the disposal of this segment and operational losses resulting therefrom totaled $2.3 million (of which $1.5 million related to disposal of the unit), $2.4 million and $0.0, respectively.

Net Income

The Bank incurred a net loss of $268.8 million in 2002 compared with net income of $2.5 million in 2001 and net income of $97.1 million in 2000. During 2002 and 2001, the Bank’s results were affected by charges of $272.6 million and $77.1 million, respectively, representing provisions for loan losses, and $44.3 million and $40.4 million, respectively, representing impairment loss on certain securities with Argentine exposure.

Changes in Financial Condition

Total assets were $2.9 billion at December 31, 2002, compared to $5.9 billion at December 31, 2001 and $5.7 billion at December 31, 2000. The following table summarizes changes in components on the Bank’s balance sheet at the dates indicated below:

	At December 31,
	2000	2001	2002
	(in $ thousands)
ASSETS
Cash and due from banks	$1,435	$1,989	$828
Interest-bearing deposits with banks	312,128	556,682	478,436
Securities purchased under agreements to resell	0	291,871	132,022
Investment securities	395,459	362,098	165,714
Loans	4,927,465	4,733,710	2,516,512
Less:
Allowance for loan losses	(110,388)	(177,484)	(429,720)
Unearned income	(10,686)	(20,121)	(9,485)

Loans, net	4,806,392	4,536,105	2,077,307
Customers’ liabilities under acceptances	7,420	31,888	34,840
Premises and equipment	4,501	5,478	5,087
Accrued interest receivable	102,152	74,400	15,412
Derivative financial instruments-assets	0	53,915	6,571
Other assets	31,195	7,840	13,050

TOTAL ASSETS	$5,660,682	$5,922,267	$2,929,267

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	1,743,842	1,571,359	551,973
Short-term borrowings and placements	1,509,880	1,823,324	647,344
Medium and long-term borrowings and placements	1,582,479	1,787,161	1,285,493
Acceptances outstanding	7,420	31,888	34,840
Accrued interest payable	60,467	39,894	11,872
Derivative financial instruments-liabilities	0	16,128	20,020
Other liabilities	41,578	38,862	36,325

TOTAL LIABILITIES	$4,945,666	$5,308,617	$2,587,868

Redeemable preferred stock	$15,810	$15,232	$12,476

	At December 31,
	2000	2001	2002
	(in $ thousands)
COMMON STOCKHOLDERS’ EQUITY
Common stock, no par value	132,851	133,217	133,235
Treasury stock	(20,841)	(85,634)	(85,634)
Capital surplus	144,522	145,456	145,490
Capital reserves	305,210	305,210	95,210
Accumulated other comprehensive loss	0	(506)	(118)
Retained earnings	137,462	100,674	40,740

TOTAL COMMON STOCKHOLDERS’ EQUITY	$699,205	$598,418	$328,923

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,660,682	$5,922,267	$2,929,267

Interest-Bearing Deposits with Banks

The Bank’s interest-bearing deposits amounted to $556.7 million at December 31, 2001, compared to $312.1 million at December 31, 2000. The $244.6 million increase was mainly due to the Bank’s decision to increase these deposits, which represent most of its liquidity position, in view of the deterioration of the operating environment in the Region. At December 31, 2002, interest-bearing deposits with banks amounted to $478.4 million, representing 16% of total assets, compared to 9% at December 31, 2001. At December 31, 2002, interest-bearing deposits as a percentage of total deposits was 87%, compared to 35% at December 31, 2001.

Securities Purchased under Agreements to Resell

During 2001, the Bank purchased securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. The purchased securities generally consist of U.S. Treasury Bills and other debt securities. At December 31, 2002 securities purchased under agreements to resell with counterparties in Argentina had a carrying value of $132.0 million, compared to 291.9 million at December 31, 2001 and to $0.0 at December 31, 2000. The decrease in securities purchased under agreements to resell during 2002 came as a result of the Bank’s decision to reduce its Argentine counterparty exposure, even though all of these securities were fully collateralized with U.S. Treasury securities and, in accordance with market practice, had the benefit of a cash margin call provision. The Bank includes these reverse repurchase transactions in its credit portfolio and classifies them as United States country risk.

Investment Securities

At December 31, 2002, 97% of investment securities represented securities purchased as part of the Bank’s credit portfolio lending policy and were recorded at market value. Investment securities amounted to $165.7 million at December 31, 2002, compared to $362.1 million at December 31, 2001 and $395.4 million at December 31, 2000. This decline in investment securities during 2002 was the result of the Bank’s decision to: (i) maintain an adequate level of capitalization following Argentine provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adjust the balance sheet to smaller funding levels. The reductions were implemented partly through repayments on these securities and were partly the result of the lower market valuation of Argentine securities.

Loans

At December 31, 2002, loans amounted to $2.5 billion, compared to $4.7 billion at December 31, 2001 and $4.9 billion at December 31, 2000. The decline in loans during 2002 was the result of the Bank’s decision to: (i) maintain an adequate level of capitalization following Argentine provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adjust the balance sheet to smaller funding levels. The reductions were implemented primarily through loan repayments.

Allowance for Loan Losses

At December 31, 2001, the total allowance for loan losses was $177.5 million, as compared to $110.4 million at December 31, 2000, reflecting additional provisions taken in 2001 of $77.1 million and charged-off loans of $10.3 million. The additional loan loss provisions taken during 2001, of which $65.6 million were taken during the fourth quarter of the year, were the result of the then expected losses on the Argentine loan portfolio. The December 31, 2001 allowance for loan losses included $16.7 million corresponding to specific Argentine impaired loans and $1.0 million corresponding to specific impaired loans to a Mexican corporation. During 2002, given the further deterioration of the situation in Argentina, the Bank’s Board of Directors and management determined to further increase the allowance for loan losses by $272.6 million and charged off loans of $20.6 million, making the total allowance for loan losses $429.7 million at December 31, 2002, of which $365.3 million was allocated to Argentine impaired loans.

Accrued Interest Receivable

At December 31, 2002, accrued interest receivable amounted to $15.4 million, compared to $74.4 million at December 31, 2001 and $102.2 million at December 31, 2000. The decline of $27.8 million in accrued interest receivable at the end of 2001, as compared with December 31 of 2000, was the result of the decline of over 250 basis points in average market interest rates (LIBOR) during 2001, which affected the pricing of the Bank’s assets. The decline of $59.0 million in accrued interest receivable at December 31, 2002, as compared to December 31, 2001, was the direct result of the decrease of $2.6 billion in the loan and investment securities portfolio during 2002, the decline of approximately 200 basis points in average market interest rates (LIBOR) during 2002, which affected the pricing of the Bank’s assets, and the reclassification of most of the Bank’s Argentine loans and investments to impaired (i.e., on non-accrual status).

Derivative Financial Instruments-Assets

During 2001, the Bank adopted SFAS 133 relating to the accounting for financial instruments that are considered derivatives and which, as a result, must be recorded on the balance sheet at their fair value. Derivative financial instruments-assets amounted to $6.6 million at December 31, 2002 compared to $53.9 million at December 31, 2001. The decline of $47.3 million resulted mostly from the reduction in balance sheet exposure due to the expiration of a significant amount of derivative instruments during 2002. See Note 19 to the Consolidated Financial Statements.

Other Assets

Other assets amounted to $7.8 million at December 31, 2001 compared to $31.2 million at December 31, 2000. At December 31, 2002, other assets amounted to $13.0 million, a $5.2 million increase compared to December 31, 2001, which resulted mostly from deferred capitalization costs of $4.1 million included in other assets at December 31, 2002, which are related to the Bank’s recapitalization plan.

Deposits

At December 31, 2002, deposits amounted to $552.0 million compared to $1.6 billion at December 31, 2001 and $1.7 billion at December 31, 2000. The decline in deposits during the last two years, was mostly due to credit rating downgrades by major rating agencies, and the challenging operating environment since the end of 2001 through 2002. Although the deposit reduction resulted in higher overall funding costs, it changed the liability mix of the Bank so that average maturities were lengthened and volatility reduced.

Short-term Borrowings and Placements

Short-term borrowing and placements come mostly from international banks. These obligations amounted to $1.8 billion at December 31, 2001, compared to $1.5 billion at December 31, 2000, due to the Bank’s decision to change the mix of its funding base so as to improve the maturity profile of its liabilities and compensate for the decline in deposits. Beginning in mid-2001, credit flows to the region began to decrease significantly followed by the withdrawal of many international banks from the Region. This presented the Bank with a funding challenge but also a competitive opportunity as it highlighted the importance of the Bank to its clients. As a result, during 2002 short-term obligations declined by $1.2 billion to $647.3 million at December 31, 2002.

Medium- and Long-term Borrowings and Placements

Medium- and long-term obligations mostly come from the issuance of debt in the Euro dollar market. During 2001, the Bank increased its medium and long-term obligations from $1.6 billion at the end of 2000 to $1.8 billion at the end of 2001, to improve the maturity profile of its liabilities and compensate for the decline in deposits. During 2002, most of the markets for these obligations remained mostly closed to issuers of the Region, including the Bank. As a result, medium-term obligations declined $501.7 million in 2002, to $1.3 billion at December 31, 2002.

Accrued Interest Payable

At December 31, 2002 accrued interest payable amounted to $11.9 million compared to $39.9 million at December 31, 2001 and $60.5 million at December 31, 2000. The decline of $20.6 million at December 31, 2001, as compared to December 31, 2000, resulted from the decline of over 250 basis points in average market interest rates (LIBOR) which affected the pricing of the Bank’s financial liabilities. The decrease of $28.0 million in accrued interest payable at December 31, 2002, as compared with December 31, 2001, resulted from the corresponding decline of $2.7 billion in interest-bearing liabilities and a decrease of approximately 200 basis points in average market interest rates (LIBOR), which affected the pricing of the Bank’s interest-bearing liabilities.

Capital Reserves

During 2002, the Bank reclassified $210.0 million of capital reserves as retained earnings, to cover the loss resulting from the $272.6 million loan loss provision. This reclassification was approved by the Panamanian Superintendence of Banks. See “Key Information—Common Stockholders’ Equity” for a discussion of capital reserves.

Retained Earnings

Retained earnings amounted to $40.7 million at December 31, 2002, compared to $100.7 million and $137.5 million at December 31, 2001 and 2000, respectively. The decrease of $36.8 million at December 31, 2001 reflected the payment of cash dividends during 2001 on common and preferred shares of $34.0 million and $5.2 million, respectively, coupled with 2001 net income of only $2.5 million. The decline of $59.9 million during 2002 reflected a net loss of $268.8 million during 2002, cash dividends of $1.1 million paid on preferred shares and a transfer of $210.0 million from capital reserves to retained earnings, to cover the loss resulting from the $272.6 million loan loss provision.

Critical Accounting Policies

The Bank believes that the following critical accounting policies involve its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Loan Losses

The allowance for loan losses covers the credit risk on loans and is maintained at a level that is adequate in management’s judgment to provide for estimated probable loan losses inherent in the Bank’s loan portfolio.

The allowance for credit losses consists of two elements. One element represents the aggregate of estimated losses on the Bank’s impaired loans and off-balance sheet credit items. The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank net of impaired credits.

The Bank estimates a specific allowance for loan losses resulting from an impaired loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and the carrying value of the loan.

Additionally, for the rest of the loan portfolio the Bank maintains a general loan loss allowance, which is estimated using a provisioning matrix model. This provisioning matrix model differentiates the risk into three categories and aggregates the sum of the following three factors: country risk, borrower risk and transaction type risk. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise. This model is a tool to estimate and validate the levels of reserves required, since it does not take into consideration all variables affecting asset quality. Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted. See “Information on the Company—Business Overview—Asset Quality—Allowance for Credit Losses.” Although the Bank believes that its allowance for loan losses will be adequate to cover all expected losses in its credit portfolio and is in accordance with U.S. generally accepted accounting principles, there can be no assurance that the allowance will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in its impaired loan portfolio.

Other than Temporary Impairment on Securities

A decline in value of a security is deemed other than temporary when, among other things, the decline in fair value has been, in the judgement of management, for an extended period of time and/or the payment of interest and principal are past due. In these cases, the carrying value of the security is written down to its estimated fair value through a charge against earnings characterized as impairment loss on securities. Premiums and discounts are amortized or credited over the life of the related security as an adjustment to yield using a method that approximates the method used for interest.

New Accounting Standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146 (Accounting for Costs Associated with Exit or Disposal Activities). SFAS No. 146 states that a liability for costs associated with an exit or disposal activity must be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Bank complied with the standards set forth in SFAS No. 146 in its accounting treatment of the disposal of the Bank’s structured finance unit in New York.

In October 2002, FASB issued SFAS No. 147 (Acquisitions of Certain Financial Institutions). SFAS No. 147 provides interpretative guidance on the application of the purchase method of accounting to acquisitions of financial institutions. The adoption of SFAS No. 147 had no effect on the Consolidated Financial Statements, since no financial institution was acquired during the period covered thereby.

On November 30, 2002, FASB issued Interpretation No. 45 (Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others) (“FIN 45”). FIN 45 provides clarification regarding the treatment of guarantees. According to FIN 45, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations assumed under that guarantee and must disclose that information in its financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements covering interim or annual periods ending after December 15, 2002. Therefore, the Consolidated Financial Statements include the required disclosures.

On January 1, 2003, FASB issued SFAS No. 148 (Accounting for Stock-Based Compensation—Transition and Disclosure). SFAS No. 148, which amends SFAS No. 123, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires additional disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of this method on reported results. At December 31, 2002, the Bank had not decided to adopt the recognition provision set forth in SFAS No. 148. Nevertheless, the Consolidated Financial Statements include all the disclosures required by the new pronouncements issued. See Note 16 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46 (Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51) (“FIN 46”). According to FIN 46, consolidation may be required when a variable interest entity cannot finance its activities without some kind of special arrangement. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also adds disclosure requirements for certain variable interest entities that may not need to be consolidated. The disclosure requirements apply to all financial statements issued after January 31, 2003. FIN 46 does not currently apply to the Bank since all of the Bank’s subsidiaries have been consolidated in the Consolidated Financial Statements.

Liquidity and Capital Resources

It is anticipated that with a return to regional market stability, an expected increase in the Bank’s capital and an increase in lending activity, the level of liquid assets compared to liabilities will be reduced over time to more historical levels. Additionally, it will be an objective of the Bank to return to its traditional mix of funding, although at an expected higher cost. However, it is anticipated that during 2003, equity will play a somewhat larger role in the mix, and possibly there will be an increase in off-balance sheet financial arrangements. Careful attention will be paid to the mix, cost, gap, and risk in the Bank’s treasury management.

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. At December 31, 2002, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $32 million, representing 5.8% of total deposits. Also, the Bank had approximately $21 million to $36 million of time deposits maturing daily. The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2002, were $479 million (representing 87% of total deposits), and by daily maturities of approximately $3 million to $28 million in the Bank’s loan portfolio.

The Bank’s overall objective is to have a minimum of 50% of its liquidity position represented by demand, call accounts and time deposits with maturities of less than one week or invested in overnight deposits with the balance invested in (i) short-term time deposits with maturities of up to six months, (ii) investment funds or (iii) negotiable money market instruments, such as Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to 180 days. These instruments must be of investment grade quality (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks, considered by management to be of high quality, located outside of the Region. These banks must have a correspondent relationship with the Bank and be approved by the Board of Directors on an annual basis. The primary objectives for the investment of the Bank’s liquidity funds are security and convertibility and the secondary objective is yield. In order to manage its liquidity needs and risks, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area at the dates indicated below.

	At December 31,
	2000	2001	2002
	(in millions)
Europe	$249.2	$455.9	$405.2
United States	34.3	47.8	9.1
Other O.E.C.D.	30.0	55 0	65.0

Total	$313.5	$558.7	$479.3

The Bank’s loan and investment portfolio is primarily short-term. At December 31, 2000, 2001 and 2002, 63%, 61% and 80%, respectively, of the Bank’s loan and investment portfolio (loans plus selected investment securities held to maturity and available for sale plus securities purchased under agreements to resell, excluding impaired loans and impaired securities) had an average term left to maturity of 365 days or less. While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio. At December 31, 2002, $359.9 million of the loan and investment portfolio (excluding impaired loans and impaired securities) (17% of the total) matured within 30 days, $752.9 million (36% of the total loan and investment portfolio) matured within 90 days, $1,375.5 million (66% of the total loan and investment portfolio) matured within 180 days and $1,655.3 million (80% of the total loan and investment portfolio) matured within one year. At December 31, 2002, the average original term to maturity of the Bank’s short-term loan portfolio (excluding impaired loans and impaired securities) was approximately 158 days.

At December 31, 2002, the Bank’s cumulative maturity gap for the subsequent six month period was positive. This means that the Bank has sufficient asset maturities in the next six months to cover the maturity of its liabilities. In determining its cumulative maturity gap, the Bank assumes a five year maturity for its Argentine obligations regardless of the actual maturity date. The Bank’s management believes that the orderly reduction of its balance sheet by approximately $3.0 billion during the year 2002 reflects the matched nature of its asset and liability structure, as well as the quality and nature of its loan portfolio outside Argentina.

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements. While these sources are expected to continue to provide most of the funds needed by the Bank in the future, their mix, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. The crisis in Argentina and downgrades by the rating agencies have adversely affected the Bank’s funding activity.

At December 31, 2000, 2001 and 2002, short- and medium-term borrowings and placements represented 63%, 68% and 75%, respectively, of total liabilities. Short- and medium-term borrowings and placements were important sources of funding for the Bank’s loan portfolio because they permitted the Bank to diversify its sources of funding outside of the Region, and because the Bank utilized these borrowings and placements, which generally had longer maturities than deposits, to help manage its asset and liability positions. The Bank also relies mostly upon inter-bank deposits for funding, which at December 31, 2000, 2001 and 2002 represented 35%, 30% and 21%, respectively, of total liabilities.

Funds raised by the Bank have historically been used primarily to provide trade-related loans to its customers. In 2000 and 2001, loans plus selected investments held as part of the credit portfolio plus securities purchased under agreements to resell increased by $573.8 million, and $52.8 million, respectively, and decreased by $2.6 billion during 2002. A portion of the funds raised is used to maintain liquidity held in cash and due from banks and interest bearing-deposits in other banks, which at December 31, 2000, 2001 and 2002 totaled $313.6 million, $558.7 million and $479.3 million, respectively.

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. At December 31, 2002, approximately 54% of the deposits held by the Bank were deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2002 was 15 days as compared to 31 days at December 31, 2001. The bulk of the Bank’s remaining deposits is obtained from commercial banks in the Region. At December 31, 2002, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 55% of the Bank’s total deposits.

During 2002, deposits were reduced by 65% ($1.0 billion). Withdrawals of deposits were covered by the high level of cash that the Bank maintained during 2002. During this period, the Bank was able to reduce its loan portfolio while maintaining a high level of liquid assets. At December 31, 2002, approximately 99% of the Bank’s deposits are scheduled to mature within 12 months. The Bank believes that its deposit levels have stabilized and that it should not have any difficulty in rolling over these deposits, and in fact increasing its deposit levels, during 2003. However, if continuing or increased economic difficulties in the Region result in a further decline in the Bank’s deposits, the Bank believes that it has adequate liquidity (representing 87% of total deposits) to fund any such decline.

The principal components of the Bank’s customer deposits are demand and time deposits. The following table analyzes the Bank’s deposits by country at December 31 of each year set forth below:

	At December 31,
	2000	2001	2002
	(in millions)
Argentina	$89.7	$112.0	$106.3
Barbados	7.7	5.8	5.0
Bolivia	20.4	18.0	0.0
Brazil	281.2	317.7	252.3
Chile	0.4	0.0	5.0
Colombia	21.1	16.4	22.5
Costa Rica	55.1	51.8	0.2

	At December 31,
	2000	2001	2002
	(in millions)
Dominican Republic	61.0	73.3	54.2
Ecuador	175.0	117.1	0.8
El Salvador	15.4	34.5	2.2
France	0.0	18.8	14.8
Germany	0.0	10.0	0.0
Guatemala	129.7	112.4	0.0
Haiti	1.5	2.0	2.1
Honduras	12.0	25.3	0.5
Japan	80.0	0.0	0.0
Jamaica	2.5	1.9	2.1
Mexico	198.5	246.3	10.0
The Netherlands	7.5	3.5	3.5
Nicaragua	0.2	0.4	0.1
Panama	287.3	146.2	0.3
Paraguay	0.0	2.3	0.0
Peru	167.9	6.3	0.2
Spain	40.0	30.0	20.0
Trinidad and Tobago	62.6	177.2	32.9
United States	0.0	0.7	0.0
Uruguay	0.0	15.0	0.0
Venezuela	23.9	23.3	17.0
Regional Organizations	3.2	3.2	0.0

Total	$1,743.8	$1,571.4	$552.0

Short-Term Borrowings and Placements

As of December 31, 2002, the Bank had short-term borrowings outstanding of $647 million. The Bank’s short-term borrowings consist of borrowings from banks having maturities of up to 365 days and are made available to the Bank on an uncommitted basis for the financing of trade-related loans. These short-term borrowings are provided by approximately 65 European and North and Latin American banks.

The average term remaining to maturity of short-term borrowings at December 31, 2002 was approximately 97 days. At December 31, 2002, 37% of all short-term borrowings were due within 30 days, 33% were due within 31-90 days, 12% were due within 91-180 days and the balance were due prior to the end of 2003. The Bank’s short-term borrowings provided matched funding for 23% of the Bank’s total loan portfolio (loans plus selected investments plus securities purchased under agreements to resell), and played an important role in controlling the gap between assets and liabilities and in helping to minimize the impact of short-term interest rate fluctuations.

From time to time, the Bank also makes short-term placements under its Euro-Commercial Paper and Certificate of Deposit Program. The maximum amount of notes and certificates of deposit authorized to be issued under this program is $750 million and the maximum term of the notes and certificates of deposit issued thereunder is 365 days. Notes issued at a discount and interest-bearing certificates of deposit may both be issued under this program in various hard currencies. There are no amounts outstanding under this program due primarily to current market conditions, which have made it difficult for Latin American obligors to access the capital markets. Short-term placements also include floating and fixed rate notes with maturities of up to 365 days issued under the Bank’s EMTN Program. The maximum amount of notes authorized to be issued under this program is $2.25 billion. See “ —Medium and Long-Term Floating and Fixed Rate Placements.”

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and placements at the dates and during the periods indicated.

	At and for the Year Ended December 31,
	2000	2001	2002
	(in millions, except percentages)
Maximum amount outstanding at any month end	$1,510	$1,880	$1,762
Amount outstanding at year end	1,510	1,823	647
Average amount outstanding	1,258	1,706	1,218
Weighted average interest rate on average amount outstanding	6.82%	5.17%	2.72%
Weighted average interest rate on amount outstanding at year end	6.95%	3.25%	2.20%

Medium- and Long-Term Borrowings

At December 31, 2002, the Bank had $946 million of medium-term and long-term borrowings from various international banks. The interest rates on most medium and long-term borrowings are adjusted semi-annually using six-month LIBOR plus a credit spread. The Bank uses these funds to finance its medium-term loan portfolio. The average term remaining to maturity of the Bank’s medium and long-term debt is 1.1 years.

Medium- and Long-Term Floating and Fixed Rate Placements

The Bank’s EMTN Program has a maximum limit of $2.25 billion. Notes issued under the EMTN Program are placed in Asia, Europe and North America, in either the Eurodollar or 144A markets, and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various hard currencies. The sale of notes issued under the EMTN Program is generally made through one or more authorized financial institutions. The Bank has not actively used the EMTN Program in the past year due to current market conditions, which have made it difficult for Latin American obligors to access the capital markets.

As of December 31, 2002, the total amount outstanding under this program with medium-term maturities was $339 million, of which $236 million was at floating interest rates and $103 million at fixed interest rates. As part of its interest rate and currency risk management, the Bank enters into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program. See “Quantitative and Qualitative Disclosure About Market Risk.”

The interest rate on all currently outstanding floating rate notes issued under the EMTN Program is adjusted quarterly or semi-annually using the applicable LIBOR rate. The weighted average interest cost of these placements at the end of 2002 was 2.64%, and the placements had final maturities in 2003 through 2006.

As of December 31, 2002, the weighted average interest cost of the Bank’s fixed rate placements under the EMTN Program was 4.75% and the placements had final maturities in 2003 through 2005.

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2002.

	Amount	Weighted Average Cost
	(in millions)
Short-Term Borrowings & Placements
Due in 0 to 30 days	$237.8	1.74%
Due in 31 to 90 days	211.0	2.41%
Due in 91 to 180 days	79.2	2.57%
Due in 181 to 365 days	119.3	2.53%

Total	$647.3	2.20%
Medium and Long-Term Borrowings
Due in 0 to 30 days	$17.6	2.45%
Due in 31 to 90 days	64.9	2.43%
Due in 91 to 180 days	154.1	2.27%
Due in 181 to 365 days	343.2	2.70%
Due in 1 through 5 years	366.6	2.28%

Total	$946.4	2.44%
Medium & Long-Term Fixed Rate Placements
Due in 0 to 30 days	$15.0	8.17%
Due in 31 to 90 days	20.0	2.12%
Due in 91 to 180 days	15.0	2.43%
Due in 181 to 365 days	15.0	3.82%
Due in 1 through 5 years	37.8	6.06%

Total	$102.8	4.75%
Medium & Long-Term Floating Rate Placements
Due in 0 to 30 days	$2.5	2.42%
Due in 31 to 90 days	15.9	2.25%
Due in 91 to 180 days	48.0	2.79%
Due in 181 to 365 days	75.9	2.82%
Due in 1 through 5 years	94.1	2.49%

Total	$236.4	2.64%

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

In 1996, the Bank established an Asset—Liability Management Committee (“ALCO”) with the purpose of monitoring and managing the interest rate gap of the Bank and coordinating lending and funding activities to optimize profits and reduce interest rate risk.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and common stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2002. The interest-earning assets and interest-bearing liabilities of the Bank and the related interest rate sensitivity gap given in the following table may not be reflective of positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in millions, except percentages)
Interest-earning assets
Cash and due from banks	$0.8	$0.8	$0.0	$0.0	$0.0	$0.0	$0.0
Interest-bearing deposits with banks	478.4	468.4	10.0	0.0	0.0	0.0	0.0
Securities purchased under agreements to resell	132.0	132.0	0.0	0.0	0.0	0.0	0.0
Investment securities	165.7	101.4	91.7	40.3	0.0	3.0	(70.7)
Loans, net	2,077.3	716.9	870.4	763.7	105.6	64.5	(443.7)

Total interest-earning assets	2,854.3	1,419.5	972.1	804.0	105.6	67.5	(514.4)
Non-interest earning assets	55.3	0.0	0.0	0.0	0.0	0.0	55.3
Other assets	19.6	0.0	0.0	0.0	0.0	0.0	19.6

Total assets	$2,929.3	$1,419.5	$972.1	$804.0	$105.6	$67.5	$(439.5)

Interest-bearing liabilities
Deposits
Demand	$23.1	$23.1	$0.0	$0.0	$0.0	$0.0	$0.0
Time	528.9	463.4	49.6	14.8	1.0	0.0	0.0
Short-term borrowings and placements	647.3	237.8	211.0	79.2	119.3	0.0	0.0
Medium- and long-term borrowings and placements	1,285.5	240.3	524.7	485.5	25.0	10.0	0.0

Total interest-bearing liabilities	2,484.8	964.7	785.4	579.5	145.3	10.0	0.0

Non-interest-bearing liabilities	103.1	0.0	0.0	0.0	0.0	0.0	103.1

Total Liabilities	2,587.9	964.7	785.4	579.5	145.3	10.0	103.1
Redeemable Preferred Stock	12.5	0.0	0.0	0.0	0.0	0.0	12.5
Common Stockholders’ Equity	328.9	0.0	0.0	0.0	0.0	0.0	328.9

Total Liabilities, Redeemable Preferred Stock and Common Stockholders’ Equity	$2,929.3	$964.7	$785.4	$579.5	$145.3	$10.0	$444.5

Interest rate sensitivity gap		454.8	186.7	224.5	(39.6)	57.5	(883.9)
Cumulative interest rate sensitivity gap		454.8	641.6	866.0	826.4	883.9
Cumulative gap as a % of total interest-earning assets		15.9%	22.5%	30.3%	29.0%	31.0%

Until recently, the Bank’s interest rate risk arose from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. In this position, there is a potential adverse impact on the Bank’s net interest income that might result from changes in interest rates. During 2002, the Bank took several steps to reduce the mismatch between assets and liabilities, including an increase in its net cash position and a change in the mix of its liabilities. As a result, at December 31, 2002, the Bank’s cumulative maturity gap for the subsequent six months was positive. This matched position has an effect on the earnings of the Bank (see “—Operating Results—Net Interest Income”). The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days cannot exceed 200% of the Bank’s total capital. On a cumulative basis at 180 days, the gap cannot exceed 100% of the Bank’s total capital. The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, as discussed above. The Bank also uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments.

Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2002.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in millions)
Long-term debt obligations	$1,285	$838	$428	$19	$0
Short-term debt obligations	647	647	0	0	0
Leasehold Obligations	2	1	1	0	0
Other Long-term obligations	20	6	6	8	0

Total contractual cash obligations	$1,954	$1,491	$435	$28	$0

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in millions)
Lines of credit	$49	$49	$0	$0	$0
Standby letters of credit	133	133	0	0	0
Guarantees	206	120	81	5	0
Other commercial commitments	73	5	25	43	0

Total Commercial Commitments	$460	$307	$106	$48	$0

At December 31, 2002, the Bank had no material commitments for capital expenditures.

Stock Repurchases

During 2000, the Bank repurchased stock under two stock repurchase programs described under “Key Information—Common Stockholders’ Equity” in the amount of $20.9 million, which was funded out of earnings. During 2001, the Bank repurchased stock in the amount of $64.7 million, which was funded out of retained earnings from prior years.

The Bank’s liquidity position of $313.5 million and $515.9 million at December 31, 2001 and December 31, 2002, respectively, was sufficient to fund these stock repurchases. The Bank did not use any equity derivative contracts to hedge the risk relating to these purchases.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held With The Bank	First Year as Director	Year Term Expires
CLASS A
Rubens Amaral Managing Director and General Manager, Banco do Brazil, New York	Brazil	Director	2000	2004

Guillermo Güémez García Deputy Governor, Banco de Mexico, Mexico	Mexico	Director	1997	2005

CLASS B
Ernesto A. Bruggia General Manager, Banco de la Provincia de Buenos Aires, Argentina	Argentina	Director	1996	2005

CLASS E
Will C. Wood Principal Kentwood Associates, California	U.S.A.	Director	1999	2003

Sebastiao Toledo Cunha Managing Director, International Area Banco Santos S. A., New York	Brazil	Director	1995	2004

Mario Covo Chief Executive Officer, Finaccess International, Inc., New York	Mexico	Director	1999	2005

ALL CLASSES OF COMMON STOCK
José Castañeda Chief Executive Officer, BLADEX, Panama	Peru	Director	2000	2003

Gonzalo Menéndez Duque * Director Banco de Chile, Chile	Chile	Director	1990	2003

*	Class B Director from 1990 to 2000; elected as a Director to represent all classes of common stock in April of 2000. In April 2002, was elected Chairman of the Board of Directors.

As of the date hereof, there are two vacancies on the Bank’s Board of Directors as a result of the resignations of Valentin E. Hernandez and Miguel Gomez M. which took effect in June 2002 and December 2002, respectively. The Bank plans to fill these vacant positions at the Bank’s upcoming Annual Meeting of Stockholders in April of 2003.

Rubens Amaral has served as Managing Director and General Manager for North America of Banco do Brazil, New York Branch since 2000. Mr. Amaral has been employed by Banco do Brazil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division—Head Office, from 1989 to 1993. Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

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

Sebastiao Toledo Cunha has served as Managing Director of the International Area at Banco Santos S. A., New York, since March 2002. Mr. Cunha served as Vice President and General Manager of Banque Sudameris, Miami, Florida, from 2000 to 2001 and as “Director Superintendente” (CEO) for Banco Sudameris Brazil, S. A., from 1998 to 2000. Mr. Cunha was employed by Banco Real, in various capacities, including; as Executive Director responsible for International and Foreign Exchange Operation, from 1990 to 1998, as Regional Director for European Sector from 1988 to 1990 in London, as General Manager of the International Department, in Sao Paulo from 1986 to 1987, as Deputy Regional Director London Branch, in charge of the European and African Markets from 1980 to 1986, as responsible for the opening of Banque Real de Cote D’Ivore, Ivory Coast, as Managing Director from 1977 to 1980, and as Manager of the International Division from 1975 to 1977.

Mario Covo was the founding partner and has served as the Chairman and Chief Executive Officer of Finaccess International Inc. since 1999. He was the founder of Columbus Advisors and Columbus Group and served in such capacity from 1995 to 1999. Mr. Covo was employed by Merrill Lynch, as Managing Director heading the Latin America Capital Markets Group from 1989 to 1995. Previously, he was employed by Bankers Trust Company, as a Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps from 1985 to 1989. He was employed as an International Economist for Chase Econometrics, focusing primarily on Venezuela and Colombia, from 1984 to 1985.

José Castañeda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Río de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castañeda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and by Banco de Crédito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager—Government and Financial Institutions Group from 1968 to 1979.

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

Senior Management

Executive Officers

The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position	Country of Citizenship

José Castañeda	Chief Executive Officer	Peru

Jaime Rivera	Chief Operating Officer	Guatemala

Miguel Moreno	Senior Vice President – Comptroller	Colombia

Christopher E. D. Hesketh	Senior Vice President, Treasury	Barbados

Haydeé A. de Cano	Senior Vice President, Administration and Human Resources	Panama

Carlos Yap S.	Senior Vice President, Finance	Panama

Name	Position	Country of Citizenship

Miguel A. Kerbes	Senior Vice President, Risk Management	Uruguay

Joaquín Uribe	Senior Vice President, Processes, Technology and Operations	Colombia

José Castañeda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Río de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castañeda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and employed by Banco de Crédito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager—Government and Financial Institutions Group from 1968 to 1979.

Jaime Rivera has served as the Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Guatemala, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

Miguel Moreno has served as Senior Vice President, Comptroller of the Bank since September 2001. He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogotá, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Credito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogotá, Colombia, from 1982 to 1987. He was the Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

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

Haydeé A. de Cano has served as Senior Vice President, Administration and Human Resources of the Bank since 2001. Ms. de Cano previously served as Vice President, Administration, of the Bank from 1992 to 2001 and as Vice President of Human Resources, Organization and Methods from 1980 to 1992. Prior to her employment by the Bank, she held industrial engineer positions at the Autoridad del Canal de Panama, Reed Management Consulting Group, Aseguradora Mundial and Cerveceria Nacional from 1974 to 1979.

Carlos Yap S. has served as Senior Vice President, Finance of the Bank since July 2002. Mr. Yap previously served as Vice President, Finance of the Bank from 1993 to 2002. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking

and Capital Markets from 1980 to 1993. Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S. A. and the Panama Canal Company from 1977 to 1979.

Miguel Kerbes has served as Senior Vice President, Risk Management of the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management of the Bank from 2000 to 2002. He was the Assistant Credit Director for the Southern Cone Area of Banco Santander—Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

Joaquín Uribe has served as Senior Vice President, Processes, Technology and Operations of the Bank since July 2002. Mr. Uribe previously served as Vice President, Processes, Technology and Operations of the Bank since September 2001. He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer—Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer—Consumer Banking from 1998 to 2000, and V.P.—Head of Technology- Consumer Banking from 1997 to 1998. Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office. Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

Compensation

The aggregate amount of compensation paid by the Bank during the year ended December 31, 2002 to the executive officers of the Bank as a group for services in all capacities, including compensation paid pursuant to the Bank’s bonus plan, was $1,144,768. The Bank’s bonus plan was established by the Board of Directors, in accordance with a performance-based compensation scheme. On an annual basis, the Board of Directors approves the bonus amount that will be awarded to each of the Bank’s executive officers and employees based on the achievement of goals established at the institutional level. All employees participate in the bonus plan based on their performance at the departmental and individual level. At December 31, 2002, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for employees was $1,932,110. During 2002, no performance-based bonuses were paid to the Bank’s executive officers and senior management. During the year ended December 31, 2001, the Bank granted a total number of 70,000 stock options under its stock option plans (see “Share Ownership” below) to the executive officers of the Bank as a group. During the year ended December 31, 2002, the Bank did not grant any stock options under its stock option plans (see “Share Ownership” below) to the executive officers of the Bank as a group. Pursuant to a retention program, the Bank has agreed to pay approximately $600,000 to a group of senior management if they continue in their respective positions with the Bank until March 31, 2003.

On April 28, 2000, the Board of Directors approved a compensation plan for non-employee Directors (the “Compensation Plan”) under which such non-employee Directors are eligible to receive compensation both in the form of cash and in the form of stock options to purchase Class E shares. With respect to the cash component of compensation, each non-employee Director is eligible to receive an annual amount of up to $20,000 for his services as a director and an additional amount of $2,500 for each meeting of the Board of Directors attended. In addition, beginning in February 2003, each non-employee Director that is a member of the Audit Committee is eligible to receive an additional amount of $1,500 for each meeting of the Audit Committee attended that is conducted via conference call. With respect to the stock option component of compensation, each non-employee Director is eligible to receive options to purchase Class E shares under a stock option plan authorized by the Board of Directors on April 28, 2000 (the “Board Plan”), as more fully described below. The Chairman of the Board of Directors is eligible to receive an additional fifty- percent (50%) of the compensation that other directors are eligible to receive under the Compensation Plan with respect to the cash component and the stock option component of compensation. The aggregate amount of compensation in cash paid by the Bank during the year ended December 31, 2002 to the directors of the Bank as a group for their services as Directors was approximately $465,938.

Pursuant to the Board Plan, each year the Board of Directors may grant options to each non-employee Director to purchase Class E shares of the Bank. The aggregate number of Class E shares that may be issued upon exercise of options under the Board Plan is 50,000. If options are granted under the Board Plan in any calendar year, the Chairman of the Board of Directors will receive options to purchase shares that have an aggregate value of $15,000 on the date of grant and each other Director will receive options to purchase shares that have an aggregate value of $10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a Class E share on the date of grant. Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All Directors must pay the exercise price in cash, except that the Board of Directors may determine, in its discretion, to allow payment of the exercise price in Class E shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee’s services as a Director of the Bank. As of December 31, 2002, stock options with respect to 2,584 Class E shares had been granted by the Board of Directors under the Board Plan at an exercise price of $32.88 per Class E share. The Board of Directors granted all of these stock options on February 6, 2001. As of the date hereof, none of the stock options granted by the Board of Directors under the Board Plan have been exercised. In accordance with the Board Plan, options on 304 Class E shares were forfeited during 2001 (and may be reissued) as a result of the expiration of the term of a Director.

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

Pursuant to the Articles of Incorporation if on the first working day of each year, starting from the year 2001, the number of Class B shares is lower than 20%, but equal or higher than 10%, of the total of all issued and outstanding shares as a result of their conversion into Class E shares, the holders of Class B shares will lose the right to elect one Director. If this occurs, the holders of Class E shares will acquire the right to appoint an additional Director. Furthermore, if on the first working day of each year beginning with the year 2001, the amount of Class B shares outstanding is lower than 10% of the total of all issued and outstanding shares, the holders of Class B shares will lose the right to elect Directors and the holders of Class E shares will acquire the right to appoint a second additional Director. At December 31, 2002, the amount of Class B shares represented 21.6% of the total of all issued and outstanding shares.

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

Name	County of Citizenship	Position held by Dignatario with the Bank
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors

Ricardo M. Arango Partner, Arias, Fábrega & Fábrega	Panama	Secretary

Guillermo Güémez García Deputy Governor, Banco de México	Mexico	Treasurer

José Castañeda Chief Executive Officer BLADEX	Peru	Chief Executive Officer

Committees of the Board of Directors

The Board of Directors, pursuant to the powers granted to it under the Bank’s Articles of Incorporation, has established several committees to delegate its oversight duties in respect of the Bank’s operations. These committees are: the Audit Committee, the Credit Policy and Risk Assessment Committee, the Compensation and Nomination Committee and the Finance Committee.

Audit Committee

As of the date hereof, the members of the Audit Committee are Mario Covo, Gonzalo Menéndez Duque, Sebastiao Toledo Cunha and Will C. Wood (Chairman of the Committee).

The Audit Committee, in fulfillment of its oversight obligations and in accordance with the regulations of the Superintendence of Banks of Panama, met six times during the fiscal year 2002.

At its meeting in February of 2002, the Audit Committee reviewed and recommended to the Board of Directors that the audited consolidated financial statements of the Bank for the year ended December 31, 2001 be included in the Bank’s Annual Report.

At its meeting in April of 2002, the Audit Committee recommended to the Board of Directors that it retain KPMG Peat Marwick Panama as its external independent auditors for the year 2002. The aggregate amount of fees paid by the Bank to its independent auditors in connection with external audit and non-audit services for the fiscal year ended December 31, 2002 were approximately $218,949 and $47,700, respectively.

At its meeting in October of 2002, the Audit Committee reviewed and amended its charter in response to certain requirements of the Sarbanes-Oxley Act of 2002 (enacted in July 2002) and of the Superintendence of Banks of Panama, and to update its main oversight responsibilities which among others are as follows:

•	Recommend the selection and appointment of the independent auditors to the Board of Directors, review the scope and plan of the independent audit, approve the type of services (including non-audit services) to be rendered by the independent auditors and the fees to be paid, and monitor the independence of the external auditors.

•	Review the accounting policies used in the preparation of the Bank’s consolidated financial statements, the quality of the accounting principles used and any significant accounting developments and issues and possible impact of any substantial changes.

•	Review together with management and independent auditors the Bank’s interim consolidated financial statements, the annual consolidated financial, the Form 20-F and any financial information which is to be released for the public.

•	Review together with management the adequacy of the Bank’s system of internal controls to assure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

•	Review with management to satisfy itself that management has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risks, and that the risks assumed by the Bank are appropriately reflected in the books and records.

•	Review the Bank’s compliance with its Code of Ethical Conduct.

•	Review and evaluate the adequacy of the work performed by the Controller, the Chief Auditor and the Compliance Officer.

Credit Policy and Risk Assessment Committee

The members of the Board of Directors who at December 31, 2002 comprised the Credit Policy and Risk Assessment Committee were Gonzalo Menéndez Duque, Ernesto A. Bruggia, Sebastiao G. Toledo Cunha, Will C. Wood and Guillermo Güémez García (Chairman of the Committee).

The Credit Policy and Risk Assessment Committee is a permanent supervisory committee responsible for reviewing, approving, and recommending to the Board all policies and procedures related to the management of the Bank’s assets and liquidity which it may consider prudent. It also evaluates their impact on the quality and profile of the Bank’s credit assets and the risk levels which the Bank is willing to assume. The Committee carries out its duties by way of periodic reports, which it receives from management and by way of its interaction with risk management and other members of the Bank’s management team. In carrying out its duties, the Committee applies materiality and reasonableness criteria.

The Committee’s responsibilities also include, among others, the review and submission to the Board for final approval of country limits and limits exceeding delegated authority, liquidity positions and gaps, asset quality and trends, and any changes in credit policies.

The Committee meets at least four times yearly, meeting with the Head of Risk Management and other members of the Management Team as it may require, deciding on action plans or corrective actions, which it may recommend to management, and recommending and proposing such measures or additional changes which it may consider advisable to the Board for ratification.

Nominating and Compensation Committee

The Bank’s Nominating and Compensation Committee, among other functions, performs the functions of a remuneration committee. The Nominating and Compensation Committee is comprised of the following non-employee directors: Ernesto Bruggia, Guillermo Guemez and Rubens Amaral (Chairman of the Committee). The Committee held four meetings in 2002.

The primary functions of the Committee are to assist the Board of Directors by identifying candidates to become Board members and recommending to the Board nominees for each annual meeting of the Bank’s stockholders. Other functions of the Nominating and Compensation Committee include the following: recommending compensation for Board members, reviewing the compensation structure for senior management, approving broad based and special compensation plans, administrating the incentive compensation plans and equity based plans, setting policies for employee benefit programs and plans, making recommendations to the

Board concerning candidates for executives and other corporate officers and counseling on succession planning for senior management.

Finance Committee

The members of the Board of Directors who at December 31, 2002 comprised the Finance Committee were Mario Covo and Rubens Amaral.

The Finance Committee is a permanent supervisory committee responsible for reviewing, approving and recommending to the Board of Directors all policies and procedures related to the management of the Bank’s liabilities, liquidity and derivative positions which it may consider prudent. It also reviews the cost of funds, future funding strategies and appropriate risk levels which the Bank is willing to assume, the investment of the Bank’s liquidity, cash flow positions, mismatch between assets and liabilities, derivative positions and counterparties and adequate levels of available cash. The Finance Committee carries out its duties by way of periodic reports, which it receives from management and by way of its interaction with the Treasurer and other members of the Bank’s management team. In carrying out its duties, the Finance Committee applies materiality and reasonableness criteria.

The Finance Committee’s responsibilities also include, among others, the review and submission to the Board of Directors for final approval of the following: liquidity positions and gaps, investment policies for the Bank’s liquidity, derivative coverage and risk levels, capital market issues and any changes in Treasury policies.

The Finance Committee meets at least four times annually, meeting with the Treasurer and other members of the management team as it may require for deciding on action plans or corrective measures. These may be recommended to management or the Finance Committee may recommend and propose such measures or additional changes which it may consider advisable to the Board of Directors for ratification relating to the management of the Treasury functions of the Bank.

The Bank does not have any arrangements providing for benefits to Directors upon termination of their appointment.

Advisory Council

The Advisory Council was created by the Board of Directors in April 2000 pursuant to the powers granted to the Board of Directors under the Bank’s Articles of Incorporation. The duties of the members of the Advisory Council consist primarily of providing advice to the Board of Directors and management with respect to the business of the Bank in their areas of expertise. During the fiscal year ended December 31, 2002, the Advisory Council met twice.

Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Corporation during the fiscal year ended December 31, 2002 for services rendered by the Advisory Council during 2002 was approximately $55,000.

The following table sets forth the names of the members of the Advisory Council of the Bank as of the date hereof and certain other information.

Name	Position	Country of Citizenship
Luis Pagani	President Arcor S.A. I. C.	Argentina

Name	Position	Country of Citizenship
Roberto Teixeira Da Costa	Vice Chairman of the Board Sul America, S.A.	Brazil

Nicanor Restrepo Santamaría	President Cía. Suramericana de Seguros, S. A.	Colombia

Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile

Eugenio Clariond	Chief Executive Officer Grupo Imsa, S. A. de C. V.	Mexico

Alberto Motta, Jr.	Vice President Inversiones Bahía Ltd.	Panama

Alfredo Riviere	President Sural, C. A.	Venezuela

Employees

As of December 31, 2000 and 2001, the total number of permanent employees of the Bank was 197 and 215, respectively. As of December 31, 2002, the total number of permanent employees was 160, which were geographically distributed as follows: Head Office in Panama: 146; New York Agency: 6; Representative Office in Argentina: 3; Representative Office in Brazil: 3; and Representative Office in Mexico: 2.

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

As of December 31, 2002, 62,766 Class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

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

As of December 31, 2002, an aggregate number of 122 and 9,114 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, have been granted to eligible employees of the Bank under the DEU Plan and the DC Plan, respectively. As of the date hereof, no deferred equity units granted under the DEU Plan or the DC Plan have vested.

As of December 31, 2002, the Bank’s executive officers, directors, dignatario and Advisory Council members, as a group, owned an aggregate of 74,526 Class E shares, which was less than 0.9% of all issued and outstanding Class E shares.

The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and Directors and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan, the 1999 Stock Option Plan and the Board Plan as of December 31, 2002.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of December 31, 2002	Number of Shares that may be Acquired within 60 Days of Dec 31, 2002	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan
José Castañeda (1) Chief Executive Officer	42,726	59,999	55,648	20,526	0	350

Jaime Rivera Chief Operating Officer	0	0	0	0	0	0

Miguel Moreno Senior Vice President – Comptroller	0	0	0	0	0	0

Christopher E. D. Hesketh (2) Senior Vice President – Treasury	4,500	28,200	25,433	11,150	0	228

Haydeé A. de Cano (3) Senior Vice President – Administration and Human Resources	300	31,540	29,720	8,730	0	176

Carlos Yap S. (4) Senior Vice President – Finance	0	24,233	21,905	10,492	0	146

Miguel A. Kerbes (5) Senior Vice President – Risk Management	0	0	0	3,750	0	0

Joaquín Uribe Senior Vice President – Processes, Technology and Operations	0	0	0	0	0	0

(1)	Mr. Castañeda’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 18,000 on October 13, 1995, 14,000 on January 31, 1997, 14,000 on February, 1998, 4,666 on February 4, 1999 and 4,982 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 6,526 on February 4, 2000, and 14,000 on February 6, 2001.
(2)	Mr. Hesketh’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 7,700 on October 13, 1995, 6,000 on January 31, 1997, 7,000 on February 6, 1998, 2,500 on February 4, 1999 and 2,233 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 4,150 on February 4, 2000, and 7,000 on February 6, 2001.
(3)	Ms. de Cano’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 8,350 on October 13, 1995, 6,500 on January 31, 1997, 6,600 on February 6, 1998, 4,000 on February 4, 1999 and 4,270 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 2,730 on February 4, 2000, and 6,000 on February 6, 2001.

(4)	Mr. Yap’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 5,234 on October 13, 1995, 6,000 on January 31, 1997, 6,000 on February 6, 1998, 2,333 on February 4, 1999 and 2,338 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 3,492 on February 4, 2000, and 7,000 on February 6, 2001.
(5)	Mr. Kerbes’s stock options under the 1999 Stock Option Plan were granted in February 6, 2001.

The exercise prices of the options granted to the executive officers listed above under the 1995 Stock Option Plan and the 1999 Stock Option Plan are set forth below.

Date of Grant	Exercise Price
October 13, 1995	$41.56
January 31, 1997	51.19
February 6, 1998	42.56
February 4, 1999	23.03
February 4, 2000	23.16
February 6, 2001	32.88

The following table includes information regarding ownership of the Bank’s shares by members of its Board of Directors and options received under the Board Plan.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2002	Number of Shares that may be Acquired within 60 Days of Dec 31, 2002	Options under the Board Plan
Rubens Amaral	0	304	304

Guillermo Güémez García	0	0	0

Ernesto Bruggia	0	304	304

Will C. Wood*	3,000	304	304

Sebastiao Toledo Cunha	0	456	456

Mario Covo	0	304	304

José Castañeda	42,726	0	0

Gonzalo Menéndez Duque	0	304	304

*	As of December 31, 2002, these shares were owned by the Louise P. Wood Trust, of which Mr. Will Wood is successor trustee.

Ricardo Manuel Arango, Secretary of the Board of Directors and a Dignatario, owned 4000 Class E Shares at December 31, 2002.

For additional information regarding stock options granted to executive officers and Directors, see Note 16 to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of the date hereof, the Bank is not directly or indirectly owned or controlled by another corporation or any foreign government, and no person is the registered owner of more than 11% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2002:

	At December 31, 2002
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina	462,543	9.4%	2.7%
Banco de la Nación Peru	446,556	9.1	2.6
Banco Central del Paraguay	434,658	8.8	2.5
Banco do Brazil	431,217	8.8	2.5
Banco Central del Ecuador	431,217	8.8	2.5
Banco del Estado de Chile	323,413	6.6	1.9
Banco de Comercio Exterior de Venezuela	288,253	5.9	1.7

Total Shares of Class A Common Stock	4,911,185	100.0%	28.3%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	435,360	11.6%	2.5%
Mizuho Corporate Bank Ltd	294,345	7.8	1.7
The Bank of Tokyo—Mitsubishi Ltd	294,345	7.8	1.7
Banco de la Nación Peru	288,807	7.7	1.7

Total Shares of Class B Common Stock	3,746,721	100.0%	21.6%

Class E*	Number of Shares	% of Class	% of Total
Harris Associates	1,845,000	21.2%	10.6%
Brandes Investment	1,036,000	11.9	6.0
Fidelity Management	770,200	8.9	4.4
Artisan Partners	583,900	6.7	3.4
Genesis Inv. Management	527,352	6.1	3.0
Mellon Bank Corp.	443,300	5.1	2.6

Total Shares of Class E Common Stock	8,685,287	100.0%	50.1%

Total Shares of Common Stock	17,343,193		100.0%

*	Source: Schedule 13G filings with the Securities and Exchange Commission.

All common shares have the same rights and privileges regardless of their class, except that: (i) the affirmative vote of three-quarters ( 3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Amended and Restated Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Amended and Restated Articles of Incorporation; (ii) the Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders; (iii) the Class B shares may be converted into Class E shares; (iv) the holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E common shares do not; and (v) the classes vote separately for their respective Directors.

As of December 31, 2002, there were no Class A shares held by institutions located in the United States. At December 31, 2002, 4.1% of the total Class B shares outstanding were held by institutions located in the

United States, representing 0.9% of the Bank’s total common shares. Because a majority of Class E shares are held by or in the name of the Depository Trust Company, the Bank does not have precise information regarding Class E shareholders in this regard.

Related Party Transactions

Certain directors of the Bank are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other financial institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, Directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

The consolidated balance sheets and consolidated statements of operations included in the Consolidated Financial Statements include information pertaining to transactions with related parties (shareholder banks and their affiliates), including the amounts of such transactions. See Note 4 to the Consolidated Financial Statements.

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

On February 5, 2002, the Board of Directors suspended dividends on common shares, believing that it was in the best interest of shareholders to conserve the Bank’s capital resources until the probable outcome of the Bank’s exposure to Argentina is more clear.

The Board of Directors, at a meeting held on July 16, 2002, declared a cash dividend in the amount of $0.40 per preferred share payable on September 9, 2002 to preferred stockholders of record as of April 30, 2002. At meetings held on October 17 and 18, 2002, the Board of Directors declared another cash dividend in the amount of $0.40 per preferred share payable on November 15, 2002 to preferred stockholders of record as of October 30, 2002. The aggregate amount paid as a cash dividend to preferred stockholders on September 9, 2002 and November 15, 2002 was $609.3 thousand and $487.4 thousand, respectively.

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

	Price per Class E Share (in $)
	High	Low
1998	44.00	12.94
1999	34.13	16.19
2000	34.88	21.25
2001	37.70	25.30
2002	29.70	2.00

	Price per Class E Share (in $)
	High	Low
2001:
First Quarter	34.75	30.60
Second Quarter	37.70	30.75
Third Quarter	37.40	27.43
Fourth Quarter	34.60	25.30

	Price per Class E Share (in $)
	High	Low
2002:
First Quarter	29.70	15.50
Second Quarter	22.25	11.40
Third Quarter	12.50	2.00
Fourth Quarter	5.00	2.08

	Price Class E Share (in $)
	High	Low
2002:
August	6.90	3.55
September	4.10	2.00
October	3.65	2.08
November	3.84	2.70
December	5.00	3.45
2003:
January	6.59	4.60

Markets

The Bank’s Class A shares and Class B shares were sold in private placements, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded, represent approximately 50% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2002.

Item 10. Additional Information

Articles of Incorporation

BLADEX is a Bank organized under the laws of the Republic of Panama, registered in the Mercantile Section (Persons) of the Public Registry of the Republic of Panama at file card 021666, roll 1050, image 0002. Article 2 of BLADEX’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development of Latin American countries, mainly by promoting foreign trade. For the attainment of this purpose, the Bank may: (1) establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export; (2) foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin; (3) promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems; (4) collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and (5) generally engage in any kind of banking or financial business intended to promote the development of Latin American countries. The Articles of Incorporation provide that BLADEX may also engage in activities other than those described above, provided that it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half ( 1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths ( 3/4) of Class A shares issued and outstanding.

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

The Board of Directors consists of ten members, as follows: three Directors are elected by the holders of the Class A shares; two Directors are elected by the holders of the Class B shares; three Directors are elected by the holders of the Class E shares; and two Directors are elected by the holders of all of the common shares. Notwithstanding the foregoing, if due to the conversion of Class B shares, the number of outstanding shares of this class falls below certain percentages prescribed in the Articles of Incorporation, holders of Class B shares may lose the right to elect any member of the Board of Directors.

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

All common shares have the same rights and privileges regardless of their class, except that: (i) the affirmative vote of three-quarters ( 3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Articles of Incorporation; (ii) the Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders; (iii) the Class B shares may be converted into Class E shares; and (iv) the holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E shares do not; and (v) the classes vote separately for their representative directors.

Preferred shares receive a minimum annual preferred dividend of 8% per annum to be declared by the Board of Directors and to be paid, as any other dividend, in semiannual or quarterly installments, as prescribed by the Board of Directors. The Bank may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shareholders in that year or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid. In the event that the Bank fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the Bank fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the Bank, the holders of preferred shares shall be entitled to elect a member of the Board of Directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist. As of the date hereof, the Bank is current in its payment of dividends to preferred shareholders. Preferred shares have no voting rights, except for the election of a Director in the event mentioned above. Preferred shares have no preemptive rights under Article 6 of the Articles of Incorporation.

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

Material Contracts

On June 28, 2002, the Bank entered into an agreement with BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. (together, the “Financial Advisors”) in which the Financial Advisors agreed to provide financial advice with respect to the Bank’s capital raising plans and ratings-related issues. At December 31, 2002, the direct costs related to these advisory services were approximately $2.8 million. At December 31, 2002, the Bank recorded $1.7 million as commitment related to the Financial Advisors services in connection with the capitalization process.

Besides the agreement with the Financial Advisors, the Bank has not entered into any other material contracts outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report.

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

United States Taxes

This summary describes the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class E shares sold in the 1992 and 1994 offerings, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current and subsequent holders that hold or will hold, respectively, Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities, financial institutions, tax-exempt entities, life insurance companies, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the dollar, or a holder that owns 10% or more of the voting shares of the Bank.

This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative procurements, as all in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations. Purchasers or holders of Class E shares should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the purchase, ownership and disposition of Class E shares in their particular circumstances.

As used herein, a “U.S. Holder” refers to a holder of Class E shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation organized or created in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (iv) a trust, if both (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (v) any holder otherwise subject to U.S. federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). In the case of a holder of Class E shares that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income, gain or loss from the Class E shares, and will take such income, gain or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See “—Taxation—United States Taxes—Taxation of Capital Gains.” The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

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

Less than 25 percent of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true. If this remains the case, a holder of Class E shares that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the purchase, ownership and disposition of Class E shares.

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition. Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition. Otherwise, the gain will be treated as a short-term capital gain. Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of noncorporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of noncorporate U.S. Holders may be carried over indefinitely.

A non-U.S. Holder of Class E shares will generally not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of Class E shares. Special rules may apply in the case of non-U.S. Holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” “foreign personal holding companies,” corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Class E shares.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service (the “IRS”) with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 30% (subject to change in subsequent years) with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (i) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

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

Generally

Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panamanian or foreign corporations or individuals from offshore operations are not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The Bank’s risk management policies, as approved by the Board of Directors from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board of Directors constitute the Board Credit Committee, which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls the credit and market exposure of the Bank. Additionally, the Bank established an Asset-Liability Management Committee (“ALCO”) for the purpose of monitoring and managing the interest rate gap of the Bank and also to coordinate lending and funding activities in order to optimize profits and reduce interest rate and liquidity risks.

The Bank’s primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk.

The Bank’s liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis. The Bank manages short-term liquidity risk by investing a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits in overnight deposits with maturities of less than one week and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as Euro certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days. See “Information on the Company—Investment Securities.” These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks located outside of the Region that usually carry ratings of A-1, P-1 or F-1 by two of the major rating agencies. These banks must have a correspondent relationship with BLADEX and be approved by the Board of Directors on an annual basis. The primary objectives for these investments are security and liquidity. In order to manage its liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

The Bank’s interest rate risk arises from the Bank’s liability-sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. Consequently, failure to adequately manage this interest rate risk could adversely affect the Bank’s net interest income during periods of increasing interest rates. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days cannot exceed 200% of the Bank’s total capital. On a cumulative basis at 180 days, the gap cannot exceed 100% of the Bank’s total capital. The Bank’s policy with respect to interest rate gaps also provides that it match fund interest-earning assets over 365 days, as discussed above.

The Bank uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments. For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Note 19 and Note 2(1) of the Notes to the Consolidated Financial Statements.

Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk due to this cross-currency funding.

Derivative Financial Instruments

The Bank utilizes derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps to hedge foreign currency risks arising from the Bank’s lending activity and the issuance of non-dollar short-term Euro commercial paper and Euro medium-term notes. The Bank does not engage in derivatives trading. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract in the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts by establishing limits on amounts of such contracts and terms by clients, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments or vice versa. The Bank’s policy is not to engage in hedging activities or maintain derivative positions other than routine swaps to hedge existing normal currency and interest rate positions.

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

Cross-currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.

Forward foreign exchange contracts represent agreements to transact on a future date at agreed-upon terms.

Quantitative information on derivative financial instruments outstanding at December 31, 2002 and 2001 are set forth below:

	Notional amount		Balance sheet credit exposure
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
	(in thousands)
Interest rate swap agreements	$226,000	$196,000	$(10,036)	$2,182
Less set-offs	35,000	40,000	1,419	2,420

	$191,000	$156,000	$(11,455)	$(239)

Foreign exchange forward contracts	$216,857	$511,565	$(3,414)	$36,779
Less set-offs	19,000	61,142	(2,284)	(5,593)

	$197,857	$450,423	$(1,130)	$42,372

Options	$0	$100,000	$0	$(1,174)

Total of interest rate swap agreements, foreign exchange forward contracts and options	$442,857	$807,565	$(13,450)	$37,787

Interest rate swap agreements, foreign exchange forward contracts and options are presented in the Bank’s balance sheet under the line items entitled “derivative financial instruments-assets” and “derivative financial instruments-liabilities.” The total interest rate swap agreements, foreign exchange forward contracts and options of $37,787 thousand at December 31, 2001 is equivalent to the difference between derivative financial instruments-assets ($53,915 thousand) and derivative financial instrument-liabilities ($16,128 thousand) at that date. For 2002, the total interest rate swap agreements, foreign exchange forward contracts and options of $(13,450) thousand at December 31, 2002 is equivalent to the difference between derivative financial instruments-assets ($(6,571) thousand) and derivative financial instruments-liabilities ($(20,020) thousand) at that date.

Remaining contracts outstanding at December 31, 2002 with notional principal amounts less set-offs are as follows:

	December 31,
	2003	2004	2005	2007
	(in thousands)
Interest rate swaps less set-offs	$81,000	$60,000	$0	$50,000

Foreign exchange forward contracts	$71,223	$112,536	$14,098	$0

Fair Value Disclosure of Financial Instruments

For information regarding fair value disclosure of financial instruments, see Note 21 to the Consolidated Financial Statements.

Information about Derivative Financial Instruments

The table below lists for each of the years 2002 to 2007 the notional amounts and weighted interest rates, as of December 31, 2002, for the Bank’s investments, borrowings and placements, cross currency swaps and interest rate swaps.

	Maturities
	2003	2004	2005	2006	2007	Total 2002	Fair Value 2002
	(in thousands, except percentages)
Investments (1)
Fixed Rate
US Dollars	49,965	4,000	11,000		50,000	114,965	108,033
	7.92%	10.00%	12.00%		8.75%	8.74%	8.74%
EUR	6,197					6,197	6,197
	7.13%					7.13%	7.13%
JPY	325,000					325,000	325,000
	4.10%					4.10%	4.10%
Borrowings and Placements
Fixed Rate
US Dollars	737,344	10,000	21,000			768,344
	2.65%	3.61%	8.05%			2.81%
EUR

JPY		2,000,000				2,000,000
		4.20%				4.20%
CHF

Variable Rate
US Dollars	731,164	278,232	89,748	19,000		1,118,144
	2.31%	2.37%	1.96%	2.53%		2.30%
JPY	2,000,000		1,500,000			3,500,000
	0.72%		0.84%			0.77%
GBP

Cross Currency Swaps
Pay EUR fixed/	6,197					6,197
Receive US Dollars variable	5,765					5,765	5,022
EUR fixed rate	7.13%					7.13%
US variable rate	3.03%					3.03%
Pay JPY fixed/	325,000					325,000
Receive US Dollars fixed	2,993					2,993	3,345
JPY fixed rate	4.10%					4.10%
US fixed rate	10.05%					10.05%

Pay JPY variable/	5,653,645	11,481,400				17,135,045
Receive US Dollars variable	49,192	94,935				144,128	144,740
JPY variable rate	2.25%	2.10%				2.15%
US variable rate	2.65%	3.93%				3.49%
Pay US Dollars variable/
Receive EUR fixed
US variable rate
EUR fixed rate
Pay US Dollars variable/		17,600				17,600	18,126

	Maturities
	2003	2004	2005	2006	2007	Total 2002	Fair Value 2002
	(in thousands, except percentages)
Receive JPY fixed		2,000,000				2,000,000
US variable rate		4.16%				4.16%
JPY fixed rate		3.59%				3.59%
Pay US Dollars variable/
Receive GBP variable
US variable rate
GBP variable rate
Pay US Dollars variable/	19,000		14,098			33,098	29,236
Receive JPY variable	2,000,000		1,500,000			3,500,000
US variable rate	2.65%		2.53%			2.60%
JPY variable rate	0.72%		0.84%			0.77%
Pay
Receive US Dollars variable
FIM
US variable rate
Interest Rate Swaps
US Dollars
Variable to fixed	71,000	60,000				131,000	127,881
Average pay rate	4.08%	4.40%				4.23%
Average receive rate	2.14%	2.30%				2.21%

Fixed to variable	45,000				50,000	95,000	88,084
Average pay rate	3.31%				8.75%	6.17%
Average receive rate	6.28%				3.30%	4.71%
Forward Contracts
Pay JPY	1,609,500					1,609,500
Receive US Dollars	13,273					13,273	12,974

(1)	Does not include impaired securities

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars. At December 31, 2002, the Bank’s total non-dollar financial liabilities constituted 1.80% of total liabilities and consisted exclusively of hard currencies. The Bank’s total non-dollar loans and investments constituted 5.8%of total assets and consisted mostly of Yen-denominated loans. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests. The Bank manages this risk by not holding open foreign exchange positions. The Bank uses foreign exchange forward contracts as part of its management of currency risks. Most of the Bank’s forward exchange contracts are made by the Bank as end-user to hedge foreign exchange risks arising from the issuance of non-dollar denominated short-term Euro commercial paper and medium and long-term Euro medium-term notes, and from making non-dollar denominated short and medium-term loans. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In the past, in those cases where these assets were funded in different currencies, forward foreign currency exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross-currency funding. For the time being, all assets, whether they be loans or investments and whether acquired directly or through the secondary market, must be dollar-based with interest on a floating rate basis. Interest rate swaps plus cross-currency swaps less set-offs, with maturities from January 30, 2003 to September 20, 2005, are matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of the Bank’s credit portfolio.

The Bank also engages in some foreign exchange trades to serve customer transaction needs, and all positions are hedged with an offsetting contract in the same currency, though assets must all be dollar-based and on a floating rate interest basis. The Bank manages the risks on these buy and sell foreign currency contracts under approved limits of amounts and terms for each counterparty, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, either fixed for floating rate or vice versa.

Item 12. Description of Securities Other than Equity Securities

Not required in this Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Bank’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Bank’s disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Bank’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Bank (including its consolidated subsidiaries) required to be included in the Bank’s reports filed or submitted under the Exchange Act.

Changes in Internal Controls

Since the Evaluation Date, there have not been any significant changes in the Bank’s internal controls or in other factors that could significantly affect such controls.

Item 16. (Reserved)

PART III

Item 17. Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18. Financial Statements

See Item 19.

Item 19. Financial Statements and Exhibits

(a) List of Consolidated Financial Statements

Independent Auditors’ Report	F-1

Consolidated Balance Sheets at December 31, 2002 and 2001	F-2

Consolidated Statement of Operations for each of the Years in the Three-Year Period Ended December 31, 2002	F-3

Consolidated Statement of Changes in Common Stockholders’ Equity for each of the Years in the Three-Year Period Ended December 31, 2002	F-4

Consolidated Statements of Other Comprehensive Income for each of the Years in the Three-Year Period Ended December 31, 2002	F-5

Consolidated Statements of Cash Flows for each of the Years in the Three-Year Period Ended December 31, 2002	F-6

Notes to Consolidated Financial Statements	F-7

(b) List of Exhibits

Exhibit 3.1 – Amended and Restated Articles of Incorporation

Exhibit 3.2 – By-Laws

Exhibit 10.1 – Mandate Letter

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ José Castañeda
José Castañeda

Chief Executive Officer

February 24, 2003

CERTIFICATIONS

I, Jose Castañeda, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Latinoamericano de Exportaciones;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 24, 2003

By:	/s/ José Castañeda
José Castañeda Chief Executive Officer

I, Carlos Yap, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Latinoamericano de Exportaciones;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);
c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 24, 2003

By:	/s/ Carlos Yap
Carlos Yap Senior Vice President—Finance

CERTIFICATIONS

This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the Annual Report on Form 20-F (the “Report”) for the period ended December 31, 2002 of Banco Latinoamericano de Exportaciones, S.A. (the “Company”).

I, José Castañeda, Chief Executive Officer of the Company, certify that:

(i)	The Report fully complies with the requirements of Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934; and

(ii)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2003

By:	/s/ José Castañeda
José Castañeda
Chief Executive Officer

This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the Annual Report on Form 20-F (the “Report”) for the period ended December 31, 2002 of Banco Latinoamericano de Exportaciones, S.A. (the “Company”).

I, Carlos Yap, the Senior Vice President—Finance of the Company, certify that:

(i)	The Report fully complies with the requirements of Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934; and

(ii)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2003

By:	/s/ Carlos Yap
Carlos Yap
Senior Vice President—Finance

EXHIBIT INDEX

Exhibit

3.1	Amended and Restated Articles of Incorporation

3.2	By-Laws

10.1	Mandate Letter

BANCO LATINOAMERICANO DE

EXPORTACIONES, S. A.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

BANCO LATINOAMERICANO DE

EXPORTACIONES, S. A.

AND SUBSIDIARIES

Independent Auditors’ Report.

Consolidated Balance Sheets at December 31, 2002 and December 31, 2001.
Consolidated Statements of Operations for Each of the Years in the Three-Year Period Ended December 31, 2002.
Consolidated Statements of Changes in Common Stockholders’ Equity for Each of the Years in the Three-Year Period Ended December 31, 2002.
Consolidated Statements of Other Comprehensive Income (Loss) for Each of the Years in the Three-Year Period Ended December 31, 2002.
Consolidated Statements of Cash Flows for Each of the Years in the Three-Year Period Ended December 31, 2002.
Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Banco Latinoamericano de Exportaciones, S. A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of operations, changes in common stockholders’ equity, other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

As further disclosed in Note 3, the Bank has significant outstanding credit exposure with Argentine debtors totaling approximately US$774 million at December 31, 2002. In addition, the Bank has Argentine exposure for US$132 million in securities purchased under agreements to resell, which are secured with U.S. Treasury securities. Considering the prolonged deterioration in Argentina’s economic and political environment, and the great uncertainty as to how or when the crisis created by these situations will be resolved, repayment problems with the Bank’s Argentine loans and securities could have a material adverse effect on the Bank’s financial condition and results of operations. The Bank believes it has provided an appropriate level of allowance for credit losses and has taken appropriate securities impairment charges given the information currently known regarding this matter, however, the situation of Argentina, over which the Bank has no control, continues highly volatile. The Bank will continue to monitor developments in Argentina closely and intends to take appropriate additional steps as more information and clarity on the Argentine government’s actions, and their resultant impact on the Bank’s credit exposure, become available.

As further disclosed in Notes 2(l), 19, and 22, the Bank changed its method of accounting for derivate instruments and hedging activities effective January 1, 2001.

/s/ KPMG
KPMG

Panama, Republic of Panama

January 31, 2003

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets	Note	2002	2001
Cash and due from banks	4	US$827,563	1,988,568
Interest-bearing deposits with banks	4	478,436,276	556,682,169
Securities purchased under agreements to resell	4,5	132,022,050	291,871,322
Securities available for sale	4,6	149,158,892	24,196,913
Securities held to maturity (market value of US$16,717,332 and US$350,967,235 for 2002 and 2001)	6	16,555,397	337,901,358
Loans	7	2,516,512,439	4,733,709,698
Less:
Allowance for loan losses	8	429,720,362	177,483,648
Unearned income		9,485,461	20,120,613

Loans, net		2,077,306,616	4,536,105,437

Customers’ liabilities under acceptances	4	34,840,132	31,888,487
Premises and equipment	9	5,086,889	5,477,781
Accrued interest receivable	4	15,411,853	74,400,106
Derivatives financial instruments-assets		6,571,056	53,914,980
Other assets	4	13,049,807	7,839,708

Total assets		US$2,929,266,531	5,922,266,829

Liabilities and Stockholders’ Equity
Deposits:	4,10
Demand		US$23,102,051	71,096,235
Time		528,870,561	1,500,263,004

Total deposits		551,972,612	1,571,359,239

Short-term borrowings and placements	4,11	647,344,489	1,823,323,628
Medium and long-term borrowings and placements	4,12	1,285,493,265	1,787,161,319
Acceptances outstanding	4	34,840,132	31,888,487
Accrued interest payable	4	11,871,885	39,893,537
Derivatives financial instruments-liabilities		20,020,375	16,127,991
Other liabilities		36,324,747	38,862,390

Total liabilities		2,587,867,505	5,308,616,591

Redeemable preferred stock	13	12,475,600	15,231,960
Common stockholders’ equity:	14
Class “A”, common stock, no par value (Authorized 40,000,000 class “A” common shares; outstanding 4,911,185 in 2002 and 2001)		34,862,304	34,862,304
Class “B”, common stock, no par value (Authorized 40,000,000 class “B” common shares; outstanding 3,746,721 in 2002 and 4,247,213 in 2001)		28,765,769	32,102,371
Class “E”, common stock, no par value (Authorized 100,000,000 class “E” common shares; outstanding 8,685,287 in 2002 and 8,182,440 in 2001)		69,606,733	66,252,743
Treasury stock		(85,633,707)	(85,633,707)
Capital surplus		145,490,027	145,456,320
Capital reserves		95,210,154	305,210,154
Accumulated other comprehensive loss		(117,717)	(506,280)
Retained earnings		40,739,863	100,674,373

Total common stockholders’ equity		328,923,426	598,418,278

Commitments and contingent liabilities	18,19
Total liabilities and stockholders’ equity		US$2,929,266,531	5,922,266,829

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Consolidated Statements of Operations

For Each of the Years in the Three-Year Period Ended December 31, 2002

	Note		2002	2001	2000
Interest income:
Deposits with banks	4	US$	9,613,559	14,227,287	17,961,773
Investment securities			17,505,032	33,856,732	26,401,056
Loans			138,681,758	330,337,606	358,222,947

Total interest income			165,800,349	378,421,625	402,585,776

Interest expense:
Deposits	4		15,283,449	74,522,455	108,682,349
Short-term borrowings and placements			33,555,221	89,357,367	87,237,790
Medium and long-term borrowings and placements			50,306,373	95,802,927	93,995,752

Total interest expense			99,145,043	259,682,749	289,915,891

Net interest income			66,655,306	118,738,876	112,669,885
Provision for loan losses	8		272,586,082	77,144,445	8,000,000

Net interest income (loss) after provision for loan losses			(205,930,776)	41,594,431	104,669,885

Other income (expense):
Commission income			8,924,501	14,934,134	24,800,628
Commission expense and other charges			(1,914,637)	(1,243,171)	(1,136,430)
Provision for losses on off-balance sheet credit risk			(6,169,691)	0	(11,200,000)
Derivatives and hedging activities			(340,743)	7,378,770	0
Impairment loss on securities			(44,268,201)	(40,355,555)	0
Gain on early extinguishment of debt			1,430,000	0	0
Gain on sale of securities available for sale			183,586	4,798,368	0
Gain (loss) on foreign currency exchange			300,589	(20,586)	79,989
Other income			552,727	674,430	1,086,268

Net other income (expense)			(41,301,869)	(13,833,610)	13,630,455

Operating expenses:
Salaries and other employee expenses			9,873,652	10,648,118	10,641,962
Pre-operating costs			0	2,966,955	925,108
Professional services			2,388,155	2,985,926	3,876,139
Other operating expenses			7,044,519	7,372,424	5,736,577

Total operating expenses			19,306,326	23,973,423	21,179,786

Income (loss) from continuing operations before income tax			(266,538,971)	3,787,398	97,120,554
Income tax			(47,256)	35,000	65,000

Income (loss) from continuing operations, net			(266,491,715)	3,752,398	97,055,554
Discontinued operations:
Loss from operations and disposal of business segment	26		(2,346,094)	(2,388,114)	0

Income (loss) before cumulative effect of accounting change			(268,837,809)	1,364,284	97,055,554
Cumulative effect of accounting change	22		0	1,129,413	0

Net income (loss)		US$	(268,837,809)	2,493,697	97,055,554

Basic earnings (loss) per share:
Income (loss) from continuing operations		US$	(15.42)	0.13	4.83
Loss from discontinued operations			(0.14)	(0.13)	0.00
Cumulative effect of accounting change			0.00	0.06	0.00

Net income (loss) per share		US$	(15.56)	0.06	4.83

Diluted earnings (loss) per share:
Income (loss) from continuing operations		US$	(15.42)	0.13	4.81
Loss from discontinued operations			(0.14)	(0.13)	0.00
Cumulative effect of accounting change			0.00	0.06	0.00

Net income (loss) per share		US$	(15.56)	0.06	4.81

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Common Stockholders’ Equity

For Each of the Years in the Three-Year Period Ended December 31, 2002

		2002	2001	2000
Common stock:
Balance at beginning of the year	US$	133,217,418	132,851,168	132,848,420
Issuance of common shares		15,734	26,882	60,898
Difference in conversion of common shares		1,654	931	0
Retirement of Class “B” common shares		0	0	(58,150)
Stock option plan		0	338,437	0

Balance at end of the year	US$	133,234,806	133,217,418	132,851,168

Treasury stock:
Balance at beginning of the year	US$	(85,633,707)	(20,840,896)	0
Purchase of Class “A” common shares		0	(9,222,576)	(1,485,144)
Purchase of Class “B” common shares		0	0	(15,655,231)
Purchase of Class “E” common shares		0	(55,570,235)	(3,700,521)

Balance at end of the year	US$	(85,633,707)	(85,633,707)	(20,840,896)

Capital surplus:
Balance at beginning of the year	US$	145,456,320	144,522,184	144,361,894
Issuance of common shares		35,361	103,482	170,890
Difference in conversion of common shares		(1,654)	(784)	0
Retirement of Class “B” common shares		0	0	(10,600)
Stock option plan		0	831,438	0

Balance at end of the year	US$	145,490,027	145,456,320	144,522,184

Capital reserves:
Balance at beginning of the year	US$	305,210,154	305,210,154	305,210,154
Transfer to retained earnings		(210,000,000)	0	0

Balance at end of the year	US$	95,210,154	305,210,154	305,210,154

Accumulated other comprehensive loss:
Balance at beginning of the year	US$	(506,280)	0	0
Transition adjustment for the adoption of SFAS 133		0	421,421	0
Net change in unrealized losses on securities available for sale		2,967,166	(387,005)	0
Net change in unrealized losses on derivatives		(2,578,603)	(540,696)	0

Balance at end of the year	US$	(117,717)	(506,280)	0

Retained earnings:
Balance at beginning of the year	US$	100,674,373	137,462,193	98,008,570
Net income (loss)		(268,837,809)	2,493,697	97,055,554
Cash dividends paid on:
Preferred shares		(1,096,701)	(5,150,693)	(7,533,303)
Common shares		0	(34,010,105)	(49,775,765)
Retirement of Class “B” common shares		0	0	(97,852)
Purchase of preferred shares		0	(120,453)	(195,012)
Earnings transferred from capital reserves		210,000,000	0	0
Difference in conversion of common shares		0	(266)	0

Balance at end of the year	US$	40,739,863	100,674,373	137,462,193

Balance at beginning of the year	US$	598,418,278	699,204,803	680,429,038
Changes during the year, net		(269,494,852)	(100,786,525)	18,775,765

Balance at end of the year	US$	328,923,426	598,418,278	699,204,803

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

For Each of the Years in the Three-Year Period Ended December 31, 2002

		2002	2001	2000
Net income (loss) before cumulative effect
of accounting change	US$	(268,837,809)	1,364,284	97,055,554
Cumulative effect of accounting change		0	1,129,413	0

Net income (loss)		(268,837,809)	2,493,697	97,055,554
Other comprehensive income (loss):
Transition adjustment related to SFAS 133		0	421,421	0

Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the period (including as related to transfers from securities held to maturity to available for sale)		(38,916,035)	(387,005)	0
Less: Reclassification adjustment for losses included in net income		41,883,201	0	0

Net change in unrealized losses on securities available for sale		2,967,166	(387,005)	0

Unrealized losses on derivatives:
Unrealized losses arising from the period		(2,578,603)	(540,696)	0
Less: Reclassification adjustment for gains (losses) included in net income		0	0	0

Unrealized losses on derivatives		(2,578,603)	(540,696)	0

Other comprehensive income (loss)		388,563	(506,280)	0

Comprehensive income (loss)	US$	(268,449,246)	1,987,417	97,055,554

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Years in the Three-Year Period Ended December 31, 2002

		2002	2001	2000
Cash flows from operating activities:
Net income (loss)	US$	(268,837,809)	2,493,697	97,055,554
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Derivatives and hedging activities		340,743	(8,508,183)	0
Depreciation of premises and equipment		1,434,217	1,194,768	1,141,924
Provision for loan losses		272,586,082	77,144,445	8,000,000
Impairment loss on securities		44,268,201	40,355,555	0
Provision for losses on off-balance sheet credit risks		6,169,691	0	11,200,000
Gain on sale of securities available for sale		(183,586)	(4,798,368)	0
Net decrease in accrued interest receivable		58,988,253	27,751,400	1,724,560
Net decrease (increase) in derivatives financial instruments—assets		47,487,520	(53,914,980)	0
Net (increase) decrease in other assets		(2,184,778)	20,186,565	(22,595,264)
Net (decrease) increase in accrued interest payable		(28,021,652)	(20,573,556)	11,958,776
Net (decrease) increase in financial instrument derivatives—liabilities		(8,492,885)	19,471,366	0
Net (decrease) increase in other liabilities		(10,511,032)	5,077,617	(14,117,815)

Net cash provided by operating activities		113,042,965	105,880,326	94,367,735

Cash flows from investing activities:
Net decrease (increase) in loans		2,186,212,739	193,141,993	(357,125,939)
Net acquisition of premises and equipment		(1,043,325)	(2,171,091)	(736,278)
Proceeds from the redemption of securities		86,277,783	106,033,989	85,166,890
Proceeds from the sell of securities		14,886,561	84,634,197	0
Acquisition of securities		(50,689,116)	(226,465,025)	(174,098,615)

Net cash provided by (used in) investing activities		2,235,644,642	155,174,063	(446,793,942)

Cash flows from financing activities:
Net (decrease) increase in due to depositors		(1,019,386,627)	(172,482,507)	126,667,557
Net (decrease) increase in short-term borrowings and placements with original maturity of less than 90 days		(249,198,695)	243,434,696	71,401,629
Proceeds from short-term borrowings and placements with original maturity greater than 90 days		398,145,749	2,115,902,432	2,490,454,764
Repayments of short-term borrowings and placements with original maturity greater than 90 days		(1,324,926,193)	(2,045,893,707)	(2,572,946,969)
Proceeds from medium and long-term borrowings and placements with original maturity greater than 90 days		225,386,872	433,828,316	826,333,958
Repayments of medium and long-term borrowings and placements with original maturity greater than 90 days		(727,054,926)	(229,146,483)	(456,421,020)
Cash dividends paid		(1,096,701)	(39,160,798)	(57,309,068)
Proceeds from issuance of common stock		17,388	366,250	62,215
Repurchase of preferred stock		(2,756,360)	(699,139)	(1,083,420)
Repurchase of common shares		0	(64,792,811)	(21,203,827)
Capital surplus paid in excess of stated value of common stock issued		33,707	934,136	170,891

Net cash (used in) provided by financing activities		(2,700,835,786)	242,290,385	406,126,710

Net (decrease) increase in cash and cash equivalents		(352,148,179)	503,344,774	53,700,503
Cash and cash equivalents at beginning of the year		963,434,068	460,089,294	406,388,791

Cash and cash equivalents at end of the year	US$	611,285,889	963,434,068	460,089,294

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	US$	127,166,695	280,256,305	277,957,115

Transfer from securities held to maturity to available for sale	US$	173,974,293	80,750,000	0

Transfer from capital reserves to retained earnings	US$	210,000,000	0	0

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

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

BLADEX Panama’s subsidiaries are Banco Latinoamericano de Exportaciones Limited, (“BLADEX Cayman”), BLADEX Representacao Ltda. and BLADEX Holdings Inc. BLADEX Cayman, which is a wholly owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987 and continues to exist thereunder. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, was established to act as the Bank’s representative office in Brazil. BLADEX Representacao Ltda. is 99.999% owned by BLADEX Panama and 0.001% owned by BLADEX Cayman. BLADEX Holdings, which is a wholly owned subsidiary, was incorporated under the laws of the State of Delaware on May 30, 2000 and continues to exist thereunder. BLADEX Holdings’ wholly owned subsidiary, BLADEX Financial Services, LLC, incorporated under the laws of the State of New York on October 20, 2000 was closed on June 30, 2002 together with its wholly owned subsidiary, BLADEX Securities, LLC, incorporated under the laws of the State of New York on October 20, 2000. BLADEX Financial Services, LLC and its wholly owned subsidiary BLADEX Securities, LLC, had no operations subsequent to June 30, 2002.

The Bank established an agency in the State of New York (the “New York Agency”), which began business on March 27, 1989. The New York Agency, which continues to exist in the State of New York, is principally engaged in obtaining interbank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans. Prior to the tragic events that occurred in the United States on September 11, 2001, the New York Agency and BLADEX Securities, LLC, were located at One World Trade Center, Suite No. 3227, in New York City. On October 1, 2001, as a result of September 11, 2001 incidents in New York City, the Bank leased facilities for its New York operations, including the New York Agency and BLADEX Securities, LLC, at 641 Lexington Avenue, 32nd Floor, New York, N.Y. 10022. On September 30, 2002 the New York Agency moved again, now at 708 Third Avenue, 16th Floor, New York, NY 10017. The Bank also has a representative office in Buenos Aires, Argentina and on November 29, 2000 opened a representative office in Mexico City, Mexico.

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

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowances for credit losses and impairment losses on securities.

(c)	Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents consist of due from banks, interest-bearing deposits with banks, and securities with original maturities of six months or less, except certificates of deposit and banker’s acceptances pledged.

(d)	Repurchase and Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Bank’s policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure.

(e)	Investment Securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments.

1)	Securities Available for Sale
Securities classified as available for sale are carried at fair value and interest earned is recognized as income. Changes in fair values are recorded in other comprehensive income.

Realized gains and losses on sales of securities are computed on a specific identified cost basis and are reported within other income (expense) in the statement of operations.

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Any security that experiences a decline in value, which is deemed other than temporary, is written down to its estimated fair value through a charge to current period income, as impairment loss on securities. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using a method that approximates the interest method.

Accrual of income is suspended on fixed maturity securities that are in default, or on which it is likely that future interest payments will not be collected as scheduled.

(f)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, reduced by the allowance for loan losses. Unearned income is generally accreted to interest income using the effective yield method. Interest on loans is recognized to income on the accrual basis. Loans are identified as impaired and placed on non-accrual (cash) basis when any payment of principal or interest is over 90 days due, or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful. Any interest receivable that was accrued during the current period is reversed and any interest accrued in prior periods is charged-off. Interest on non-accrual loans is only recorded as earned when collected. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms. When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, these amounts are charged-off against the allowance for loan losses. Factors considered by management in determining impairment include payment status, collateral value, the probability of collecting scheduled principal and interest payment when due, and the economy in the borrowing country. Impairment is measured on a loan-by-loan basis, by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. When loans are sold without recourse, they are no longer recognized on the balance sheet.

(g)	Allowance for Credit Losses

The allowance for credit losses is provided for risk on losses, derived from the credit extension process, inherent in various on and off-balance sheet financial instruments, using the reserve method of providing for credit losses. The allowance is increased by provisions charged to operations and recoveries, and decreased by charge-offs. The allowance for credit losses is based on the evaluation of risks in the credit portfolio, and additionally, Bank’s management takes into consideration the growth, nature and composition of the credit portfolio, including concentration, prior credit loan losses experience, and the conditions and general tendencies of the economy in each borrowing country.

The allowance attributable to non-loan credit losses, such as letters of credit and guarantees, is reported in other liabilities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Commission Income

Loan origination fees net of direct loan origination costs are deferred and recognized over the contract life of the loans as an adjustment to yield. During periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest, these fees net of direct loan origination costs are not recognized.

Fees earned on commercial and stand-by letters of credit, guarantees and commitments are amortized until expired.

(i)	Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, except land, which is carried at cost. Depreciation is charged to operations using the straight-line method, and is provided over the estimated original useful life of the related assets.

(j)	Capital Reserves

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

(k)	Cash and Stock Compensation

In accordance with SFAS 148 “Accounting for Stock-Based Compensation” Transition and Disclosure, an amendment of FASB Statement No. 123, as of the date of the financial statements, the Bank has continued applying the intrinsic value based method to account for stock-based employee compensation plans prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the purchase price at grant date was equal to the market price, no compensation cost is recognized.

(l)	Derivative Financial Instruments

The Bank is an end user of derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps, as part of its overall foreign exchange and interest rate risk management.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Foreign exchange forward contracts are commitments to purchase non-US dollar currencies at a specified price on an agreed-upon future date and used principally to hedge non-US dollar interest paying liabilities.

Interest rate swaps are contracts that represent an exchange of interest payment streams based on an agreed-upon notional principal amount with one stream based on a specified floating rate or fixed rate. The underlying principal balances are not affected. Net settlement amounts are reported as adjustments to interest.

Effective on January 1, 2001, the Bank adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as amended by SFAS 137 and SFAS 138. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS 133, entities are required to carry all derivatives in the consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge. That is, the derivative is designated by the Bank as (a) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge); or (b) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (“cash flow” hedge); or (c) as a trading position.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge along with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are included in other income (expense) and recorded as derivative and hedging activities. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes or that do not qualify as hedges are included in other income (expense) and recorded as derivative and hedging activities.

At the inception of each hedge the Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

Hedge discontinuation

The Bank formally assesses on an on-going basis, whether the derivatives that are used in hedging transactions will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be highly effective hedge, the Bank discontinues hedge accounting prospectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank discontinues hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) the designation of the derivative as a hedging instrument is not longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative will continue to be carried on the balance sheet at its fair value with changes in fair value reported in current period earnings. The hedged item will no longer be adjusted for changes in fair value. If the hedged item was a firm commitment or forecasted transaction that is not expected to occur, any amounts recorded on the balance sheet related to the hedged item, including any amounts recorded in accumulated other comprehensive income (loss) are reversed to current period earnings. In all other situations, the accumulated fair value adjustment recorded on the balance sheet for the hedged asset or liability (including amounts recorded in other comprehensive income (loss)) will be accreted/amortized to earnings over the remaining term of the hedged asset or liability.

Prior to adoption of SFAS 133, derivative financial instruments were carried as off-balance sheet items.

(m)	Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. The effects of translating assets and liabilities into the U.S. dollar as the functional currency are included in other income (expense) and recorded as gain (loss) on foreign currency exchange.

(n)	Pre-operating Expenses

Costs of start-up activities and organization costs, related to new business initiatives, have been expensed as incurred, in accordance with SOP 98-5, “Reporting on the Costs of Start-Up Activities.”

(o)	Income Taxes

BLADEX Panama and BLADEX Cayman are exempt from the payment of income taxes. BLADEX Representacao Ltda., in Brazil, is subject to income taxes. The New York Agency of the Bank and BLADEX subsidiaries incorporated in the United States of America are subject to U. S. of America federal and local taxation based on the portion of income that is effectively connected with its operations in that country. However, such amounts have been immaterial to date.

(p)	Discontinued Operations

On January 1, 2002, the Bank adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Among other matters, SFAS 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of “discontinued operations”, but does not allow for the accrual of future

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

operating losses, as was previously permitted. The Bank’s management has determined that the closure of BLADEX Financial Services, LLC and its wholly owned subsidiary BLADEX Securities, LLC in 2002 qualifies for discontinued operations presentation and, accordingly, a loss from the operations and closure of this business segment is presented as discontinued operations in the statements of operations for the years ended December 31, 2002 and 2001. In addition, the operation of this business in prior years’ statements of operations has been reclassified as discontinued operations.

(q)	Earnings Per Share

Earnings per share (“EPS”) measure the performance of an entity over the reporting period. EPS is computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the period.

Diluted EPS measures the performance considering the effect that potential common shares, such as stock options outstanding during the same period, would have on EPS. The computation is similar to the computation of EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the diluted potential common shares had been issued.

(r)	Reclassifications

Certain amounts for the years 2001 and 2000 have been reclassified to make them uniform to the presentation of the 2002 consolidated financial statements.

(3) Exposure in Argentina

A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence, resulted in late December 2001 in a deep crisis which forced the Argentine government to adopt stringent measures, including foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt.

The deterioration of the Argentine economy and the current political crisis have adversely affected the financial condition of our Argentine obligors, including banks and corporations, and the quality of the Bank’s loans to those obligors. In response, the Bank put in place a pragmatic collection program to manage its Argentine exposure. The Bank’s multilateral status, confirmed by the Central Bank of Argentina at the end of February 2002, exempted the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations. This preferred status has contributed positively to the on-going efforts of the Bank’s collection program. Even with the benefit of its confirmed multilateral status, given the continued severity of the Argentine crisis, management believes that it will have to renegotiate and restructure loans that could result in possible significant write-offs related to its Argentine portfolio.

The Bank’s exposure in Argentina at December 31, 2002 consisted of US$694 million of loans, US$107 million of securities at par value (with an estimated fair value of US$35 million) and US$45 million of off-balance sheet financial risk instruments. The distribution of this exposure is as follows: the country’s top tier local banks (12%), local corporations (14%), state-owned banks (28%), multinational corporations (29%) and international banks (17%, of which 88% represents subsidiaries and 12% represents branches). In addition, at December 31, 2002 the Bank had US$132 million of exposure under repurchase agreements with a

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

counterpart in Argentina, which were fully secured with U.S. Treasury securities and consequently, the Bank classifies the transaction as USA country risk. Repurchase agreements, loans and country risk guarantees covering convertibility and transfer risk of local currency into U.S. dollars that are specifically covered by the Bank’s preferred creditor status discussed above were not placed on non-accrual status. These loans and country risk guarantees totaled US$2.5 million at December 31, 2002. In addition, as of June 30, 2002 fees generated by contingencies in Argentina are accounted for on a cash basis.

All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen), as none of its loans in Argentina has been converted to an Argentine peso basis. During 2002, the Bank collected interest from Argentine borrowers of approximately US$38.2 million (including US$16.6 million received from loans in non-accruing status), while interest in the amount of US$5.9 million is past due at December 31, 2002.

At the end of the second quarter of 2002, after careful consideration and in the absence of any clarity as to the timing or nature of the ways in which the many issues facing the country would be resolved, and based upon rigorous analysis of all relevant factors including a detailed assessment of the potential for collection of specific loans to Argentine entities, the Bank determined that an additional provision for credit losses of US$259.9 million for the Bank’s Argentine loans and contingencies portfolio was required as well as a US$42.0 million write down for other than temporary impairment losses on its US$115 million Argentine securities portfolio. At June 30, 2002, 97% of the Bank’s total credit exposure in Argentina was placed on non-accrual status, and from that date all interest income on these loans and investments is being accounted for on a cash basis.

A similar rigorous analysis and detailed assessment conducted after the crisis in late December 2001 referred to above, had previously resulted in the Bank recording at December 31, 2001, additional provisions for credit losses of US$77 million for the Argentine loans and contingencies portfolio, and a US$40 million charge for other than temporary impairment losses on the securities portfolio exposure to Argentina.

The Argentine situation precipitated a downgrading of the Bank’s credit ratings and a reduction of the Bank’s funding base. Although the economic activity began to show signs of stabilizing towards the end of 2002, the political, economical and financial situation in Argentina remains uncertain.

As of December 31, 2002, reserves for credit losses related to the Bank’s US$739 million loan and off-balance sheet credit exposure in Argentina amounted to US$380 million while US$107 million of securities at par value in Argentina had an estimated fair value of US$35 million. The Argentine portfolio totaled US$774 million at year-end 2002. This is a reduction of US$340 million from December 31, 2001, when the Bank’s total exposure to Argentina was US$1.1 billion. Determining the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Latin American region. Accordingly, there is no assurance that the current level of reserves will prove to be adequate in light of future events. During the fourth quarter of 2002, the Bank charged-off Argentine loans for US$20 million, which had a 100% provision.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Given the lack of a clearly defined and comprehensive fiscal, monetary and banking policy framework and the continuing volatility of Argentina’s political and financial situation, there is great uncertainty as to how or when the situation will be resolved.

The Bank’s management and Board of Directors will continue to monitor developments in Argentina closely and take the appropriate additional steps as more information and clarity on the Argentine government’s actions regarding external debt and their effect on the Bank become available.

(4) Balances and Transactions with Related Parties

The consolidated balance sheets and consolidated statements of operations include the following significant balances and transactions with related parties (shareholder banks and their affiliates):

		December 31,
		2002	2001
Assets
Cash and due from banks	US$	458,291	582,749
Interest-bearing deposits with banks		65,400,000	85,400,000
Securities purchased under agreements to resell		132,022,050	291,871,322
Investment securities		56,203,096	118,965,782
Loans		1,242,484,540	2,595,551,974
Customers’ liabilities under acceptances		31,074,353	27,269,823
Accrued interest receivable		14,985,366	67,930,565
Other assets		2,424,887	3,204,113
Liabilities
Demand deposits		16,607,243	51,515,360
Time deposits		185,282,616	1,120,202,252
Short-term borrowings and placements		35,813,433	381,209,779
Medium and long-term borrowings and placements		240,708,338	260,778,975
Acceptances outstanding		0	25,896,791
Accrued interest payable		8,059,576	26,106,677
Commitments and contingent liabilities
Letters of credit and guarantees		138,260,910	393,381,681
Foreign exchange contracts		23,365,000	46,000,000
Interest rate swaps	US$	0	156,535,875

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		December 31,
		2002	2001	2000
Income and expenses
Interest income	US$	114,323,193	265,331,201	300,614,492
Interest expense	US$	48,027,285	146,563,010	187,807,054

In the normal course of business, the Bank has operations with 35% of Class “A” and “B” stockholders. (See note 14). All the operations are made on arm’s-length terms and subject to prevailing commercial criteria and market rates. None of the Class “A” and “B” stockholders has a shareholding participation in excess of 3% of total shares.

(5) Securities Purchased under Agreements to Resell

The Bank enters into purchases of securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. At December 31, 2002 and 2001, securities purchased under agreements to resell had a carrying value of US$132,022,050 and US$291,871,322, respectively. These reverse repurchase agreements are all with an Argentine counterparty, and they are fully collateralized with U.S. Treasury securities, consequently, the Bank classifies these instruments as U.S. country risk. At December 31, 2002, the maturity of these agreements did not exceed 30 days, and they are current with regard to interest.

(6) Investment Securities

(a)	Securities Available for Sale

These securities consist of debt instruments that the Bank buys with the intention of selling them in the future, as part of its credit portfolio and are subject to the same credit approval criteria and policy as the rest of the credit portfolio.

The securities available for sale are summarized as follows:

		December 31, 2002
		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds:
Corporate	US$	21,486,861	80,680	0	21,567,541
Government		91,535,997	4,644,711	3,224,792	92,955,916
Impaired bonds—Argentina		24,693,005	9,942,430	0	34,635,435

	US$	137,715,863	14,667,821	3,224,792	149,158,892

		December 31, 2001
		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds:
Government	US$	21,398,313	98,313	63,841	21,432,785
Certificates of deposit:
Corporate		764,184	0	56	764,128
Impaired bonds—Argentina		2,000,000	0	0	2,000,000

	US$	24,162,497	98,313	63,897	24,196,913

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2002 and 2001, the amortized cost is presented net of cumulative impairment loss of US$80,123,756 and US$8,000,000, respectively, charged to operations, which is related to Argentine available for sale securities. During October 2002, an investment with a net value of US$4,500,000 was restructured and converted into a loan.

At December 31, 2002 and 2001, securities with a carrying value of US$129,835,647 and US$208,328,175, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

The following table presents the realized components of investment securities transactions attributable to securities available for sale:

		December 31,
		2002		2001
		Gains	(Losses)	Gains	(Losses)
Bonds	US$	183,586	0	4,798,368	0

The amortized cost and fair values of securities available for sale at December 31, 2002 and 2001 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties in certain cases.

		December 31,
		2002		2001
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	US$	58,732,321	63,918,542	5,822,593	5,851,013
After 1 but within 5 years		67,690,537	72,990,748	18,339,904	18,345,900
After 5 years		689,116	689,116	0	0
Past due		10,603,889	11,560,486	0	0

	US$	137,715,863	149,158,892	24,162,497	24,196,913

Securities held to maturity were transferred to available for sale as of January 2001, in connection with the adoption of SFAS 133, with an amortized cost of US$80,750,000, a fair value of US$81,171,421, and an estimated unrealized holding gain recorded in other comprehensive income (loss) of US$421,421.

Pursuant to rules issued by Superintendence of Banks of Panama that became effective on May 31, 2002, certain securities held to maturity were transferred to available for sale. At the date of the transfer, the investments had an amortized cost of US$173,974,293 and a fair value of US$131,269,757. The related unrealized loss of US$42,704,536 was recorded in other comprehensive income (loss) account. On June 30, 2002, management determined that the decline in fair value of Argentine investment securities was other than temporary, consequently, an impairment loss on securities of US$41,883,201 was recorded.

(b)	Securities Held to Maturity

The Bank’s treasury investment policy is to acquire securities with maturities up to three years, as long as they have a short-term rating of “A1/P1” or long-term rating of “A” or better, issued by at least two of the following agencies: Standard & Poor’s, Moody’s

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investors, and Fitch IBCA, and are negotiable in secondary markets. Securities rated one level or more below investment grade ratings are classified as available for sale. The Bank has classified as held to maturity, securities that do not adhere to the Bank’s treasury investment policy, such as bonds and floating rate notes, which were bought as part of its credit portfolio and are subject to the same credit approval criteria and policy as the rest of the credit portfolio. As of December 31, 2002 and 2001, the outstanding balances of securities held to maturity belonging to credit portfolio were US$11,555,397 and US$331,901,358, respectively.

The carrying value, approximates market value, and related gross unrealized gain (loss) of these securities are as follows:

		December 31, 2002
		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds-Corporate	US$	11,555,397	345,152	183,217	11,717,332
Certificates of deposit		5,000,000	0	0	5,000,000

	US$	16,555,397	345,152	183,217	16,717,332

		December 31, 2001
		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds:
Corporate	US$	56,283,505	5,967,710	0	62,251,215
Government		109,540,611	2,674,763	0	112,215,374
Argentina		10,008,787	0	1,258,787	8,750,000

		175,832,903	8,642,473	1,258,787	183,216,589
Floating rate notes:
Corporate		50,000,000	0	0	50,000,000
Argentina		54,935,294	5,653,595	0	60,588,889

		104,935,294	5,653,595	0	110,588,889
Certificates of deposit:
Corporate		9,916,546	33,387	0	9,949,933
Government		4,461,155	15,986	0	4,477,141
Argentina		4,953,078	0	18,839	4,934,239

		19,330,779	49,373	18,839	19,361,313
Treasury bills:
Government		29,713,493	0	1,938	29,711,555

		329,812,469	14,345,441	1,279,564	342,878,346
Impaired floating rate notes—Argentina		8,088,889	0	0	8,088,889

	US$	337,901,358	14,345,441	1,279,564	350,967,235

As of December 31, 2001, the amortized cost of these securities was net of an impairment loss of US$32,355,555 (2002: NIL) charged to operations, which is related to Argentine held to maturity securities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The distribution of these securities by maturity is as follows:

		December 31,
		2002	2001
Bonds:
From 2 months to 3 months	US$	0	22,780,026
From 3 months to 6 months		0	25,113,798
From 6 months to 1 year		11,555,397	52,924,816
Over 1 year		0	75,014,263

		11,555,397	175,832,903

Floating rate notes:
From 3 months to 6 months		0	15,000,000
From 6 months to 1 year		0	9,533,334
Over 1 year		0	88,490,849

		0	113,024,183

Certificates of deposit:
Up to 1 month		5,000,000	6,000,000
From 2 months to 3 months		0	9,414,233
From 3 months to 6 months		0	3,916,546

		5,000,000	19,330,779

Treasury bills:
From 2 months to 3 months		0	24,816,393
From 6 months to 1 year		0	4,897,100

		0	29,713,493

	US$	16,555,397	337,901,358

As of December 31, 2002 and 2001, the New York Agency had pledged certificates of deposit with carrying value of US$5,000,000 and US$6,000,000, respectively, with the State of New York Banking Department, as required by law since March 1994.

As of December 31, 2001 securities considered cash equivalents amounted to US$112,892,009 (2002: NIL).

(7) Loans

The composition of the loan portfolio based on original terms is as follows:

		December 31,
		2002	2001
Short-term:
Advances	US$	991,166,458	2,378,463,252
Discounted loans		77,041,538	205,602,828
Acceptance financing		31,831,753	14,675
Medium-term loans with maturities within one year		608,953,717	1,036,903,175

Loans with maturities within one year		1,708,993,466	3,620,983,930
Medium-term with maturities over one year		687,282,437	1,108,220,723
Long-term		3,199,442	3,199,442
Past due—Argentina		117,037,094	338,553
Past due—Others		0	967,050

	US$	2,516,512,439	4,733,709,698

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The remaining maturities of loans are summarized as follows:

		December 31,
		2002	2001
Current:
Up to 1 month	US$	221,417,120	427,718,950
From 1 month to 3 months		573,801,294	1,149,556,379
From 3 months to 6 months		444,839,082	744,399,129
From 6 months to 1 year		221,562,143	613,644,242
Over 1 year		360,937,444	993,222,107
Argentina		576,918,262	803,863,288
Past due:
Argentina		117,037,094	338,553
Others		0	967,050

	US$	2,516,512,439	4,733,709,698

The distribution of the loan portfolio by fixed and floating interest rates is as follows:

		December 31,
		2002	2001
Fixed interest rates	US$	1,195,983,087	2,520,665,903
Floating interest rates		1,320,529,352	2,213,043,795

	US$	2,516,512,439	4,733,709,698

A summary of loans by country risk is as follows:

		December 31,
Country		2002	2001
Argentina	US$	693,955,356	804,201,840
Bolivia		12,885,386	25,960,731
Brazil		930,239,821	2,012,557,644
Chile		47,836,000	112,428,710
Colombia		80,264,476	138,372,173
Costa Rica		41,566,464	67,345,677
Dominican Republic		155,950,402	174,932,878
Ecuador		45,673,812	13,880,241
El Salvador		1,890,212	19,344,856
Guatemala		28,846,962	22,656,284
Jamaica		11,182,506	7,107,871
Mexico		142,415,891	832,747,320
Nicaragua		6,548,228	37,712,241
Panama		18,700,000	43,152,616
Paraguay		1,675,000	618,000
Peru		63,355,814	119,501,160
Trinidad and Tobago		84,238,609	58,789,456
Venezuela		149,287,500	242,400,000

	US$	2,516,512,439	4,733,709,698

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2002, substantially all of the Bank’s Argentine loan portfolio was classified as impaired, including past due loans totaling US$117,037,094 that represented loans which original terms were in default, and US$574,434,424 that were also considered impaired. These impaired Argentine loans totaling US$691,471,518 were accounted for interest using the cash basis method.

The following is a summary of information on past due loans and interest amounts on non-accruing loans:

		December 31,
		2002	2001	2000
On non-accrual basis	US$	691,471,518	77,060,927	14,723,989
On accrual basis (less than 90 days past due)		0	338,553	1,917,886

Total past due, impaired and non-accrual loans	US$	691,471,518	77,399,480	16,641,875

Interest which would had been recorded if the loans had not been on a non-accrual basis	US$	26,835,677	845,844	1,825,850

Interest income recognized on non-accruing loans	US$	16,572,439	261,795	503,636

Foregone interest revenue	US$	10,263,238	584,049	1,322,214

The following is a summary of information pertaining to impaired loans:

		December 31,
		2002	2001	2000
Impaired loans with specific allowance for credit losses	US$	691,471,518	77,060,927	14,723,989

Allowance for impaired loans (under SFAS 114)	US$	365,345,703	17,714,918	9,235,652

Average balance of impaired loans during the year	US$	422,412,361	12,821,669	25,533,840

Interest income recognized on impaired loans	US$	16,572,439	261,795	503,636

(8) Allowance for Credit Losses

The Bank classifies the allowance for credit losses into three components, as follows:

a)	Allowance for Loan Losses:

		December 31,
		2002	2001	2000
Balance at beginning of the year	US$	177,483,648	110,387,682	117,669,683
Provision		272,586,082	77,144,445	8,000,000
Recoveries		291,616	285,914	307,134
Loans charged-off		(20,640,984)	(10,334,393)	(15,589,135)

Balance at end of the year	US$	429,720,362	177,483,648	110,387,682

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

b)	Allowance for Losses on Off-Balance Sheet Risk:

		December 31,
		2002	2001	2000
Balance at beginning of the year	US$	17,200,000	17,200,000	6,000,000
Provision		6,169,691	0	11,200,000

Balance at end of the year	US$	23,369,691	17,200,000	17,200,000

At December 31, 2002, 2001 and 2000, the allowance for losses on off-balance sheet risk reflects the Bank’s estimate of probable losses on off-balance sheet credit risk items, such as confirmed letters of credit, stand-by letters of credit and credit commitments. (See note 18).

c)	Allowance for losses on guarantees (potential credit and market losses on options). (See note 17):

		December 31,
		2002	2001	2000
Balance at beginning of the year	US$	0	5,025,223	6,837,723
Reclassification due to SFAS 133 adoption		0	(5,025,223)	0
Guarantees charged-off		0	0	(1,812,500)

Balance at end of the year	US$	0	0	5,025,223

The allowance for loan losses is presented in the balance sheets as a reduction from loans, and the allowance for losses on off-balance sheet credit risk and for losses on guarantees are both presented in the balance sheets within other liabilities.

The allowance for credit losses reflects management’s judgment of the level of allowance required to provide for losses inherent in the credit portfolio, based upon the political and macroeconomic conditions in the countries of the Region in which the Bank lends, the nature and characteristics of the Bank’s credit portfolio, which is mostly unsecured and contains some large individual loans, as well as country concentrations, most significantly Argentina and Brazil.

The Bank’s estimate of losses on impaired loans consideres all available evidence including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan, the fair value of the collateral, and environmental factors.

The Bank estimates probable credit losses on the balance of its credit portfolio, using a provisioning matrix model, which differentiates the risk into three categories and aggregates the sum of the following three factors: country risk, borrower risk and transaction type risk. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For borrower risk, the Bank uses the probability of default matrix of a well-known rating agency. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise. This model is a tool to estimate and validate the levels of

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

reserves required, since it does not take into account all variables affecting asset quality. Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, and then adjust the level of required reserves accordingly as of the end of each quarterly period.

(9) Premises and Equipment

The detail of premises and equipment is as follows:

		December 31,
		2002	2001
Land	US$	462,176	462,176
Building and improvements		4,086,968	4,092,202
Furniture and equipment		8,617,368	7,637,085

		13,166,512	12,191,463
Less accumulated depreciation		8,079,623	6,713,682

	US$	5,086,889	5,477,781

Other operating expenses in the consolidated statements of operation include depreciation of US$1,434,217 in 2002, US$1,194,768 in 2001 and US$1,141,924 in 2000. The estimated original useful life is 40 years for building and 3 to 5 years for furniture and equipment.

(10) Deposits

The maturities of deposits are summarized as follows:

		December 31,
		2002	2001
Up to 1 month	US$	486,506,074	1,128,658,255
From 1 month to 3 months		49,645,110	372,450,984
From 3 months to 6 months		0	44,000,000
From 6 months to 1 year		1,000,000	7,500,000
Over 1 year		14,821,428	18,750,000

	US$	551,972,612	1,571,359,239

Deposits of US$100,000 or more:
Aggregate amount of deposits	US$	549,868,874	1,569,367,264

Deposits in offices outside of Panama:
Aggregate amount of deposits	US$	262,349,849	475,477,282

Interest expense	US$	6,079,229	26,200,966

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Short-term Borrowings and Placements

The breakdown of short-term borrowings and placements from banks and other investors is as follows:

		December 31,
		2002	2001
Borrowings:
At fixed interest rates:	US$
Advances from banks		361,136,539	1,277,310,000
Discounted acceptances		65,700,000	50,000,000
Securities sold under repurchase agreements		220,507,950	407,728,256

Total fixed interest rate borrowings		647,344,489	1,735,038,256

Placements:
At floating interest rates:
Short-term Euro notes		0	15,202,189
At fixed interest rates:
Euro commercial paper		0	73,083,183

Total placements		0	88,285,372

Total short-term borrowings and placements outstanding at the end of the year	US$	647,344,489	1,823,323,628

Average outstanding during the year	US$	1,218,036,260	1,704,251,945

Maximum outstanding at any month end	US$	1,762,156,670	1,880,007,077

The Bank’s activities to obtain funds include a program for issuance of Euro Commercial Paper and Euro Certificates of Deposit, which in 1995 was increased up to a maximum of US$750 million. This program may be used by the Bank or its subsidiary in the Cayman Islands to issue commercial paper or certificates of deposit with maturities between 7 and 365 days, bearing interest or at a discount, for a minimum of US$10,000 and in various currencies. The securities are generally sold in bearer form through one or more authorized financial institutions. With respect to issuance of Certificates of Deposit, these may only be issued by the Bank’s subsidiary in the Cayman Islands.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Medium and Long-term Borrowings and Placements

The breakdown of medium and long-term borrowings and placements (original maturity of more than one year) is as follows:

		December 31,
		2002	2001
Borrowings:
At floating interest rates:
Syndicated and other medium-term borrowings from various international banks, with due dates from January 2003 until November 2005	US$	910,053,539	1,108,201,543
Securities sold under repurchase agreements		31,686,541	0

Total floating interest rate borrowings		941,740,080	1,108,201,543

At fixed interest rates:
Securities sold under repurchase agreements		4,614,213	0

Total borrowings		946,354,293	1,108,201,543

Placements:
At floating interest rates:
Euro medium-term notes with various maturities, with due dates from January 2003 until May 2006		236,284,802	395,520,192
At fixed interest rates:
Euro medium-term notes with various maturities, with due dates from January 2003 until September 2005		102,854,170	283,439,584

Total placements		339,138,972	678,959,776

Total medium and long-term borrowings and placements outstanding at the end of the year	US$	1,285,493,265	1,787,161,319

Average outstanding during the year	US$	1,547,080,898	1,714,441,267

Maximum outstanding at any month end	US$	1,780,266,566	1,837,870,892

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2002	2001
At floating interest rates:
Weighted average interest rate at the end of the year	2.26%	3.16%
Weighted average interest rate during the year	2.65%	5.18%
At fixed interest rates:
Weighted average interest rate at the end of the year	6.46%	5.73%
Weighted average interest rate during the year	5.67%	5.79%

The future maturities of medium and long-term borrowings and placements are as follows:

		December 31,
		2002	2001
2002	US$	0	682,547,750
2003		838,018,394	777,597,304
2004		305,085,836	255,614,623
2005		123,389,035	52,401,642
2006		19,000,000	19,000,000

	US$	1,285,493,265	1,787,161,319

The Bank’s funding activities include an Euro Medium-Term Note program, which in June of 1999 was increased by US$750 million to a maximum of US$2,250 million. The program may be used to issue notes with maturities from 90 days up to a maximum of 30 years, at fixed, floating interest rates or at a discount, and in various currencies. The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Early Extinguishment of Debt

During the third quarter of 2002, the Bank repurchased in the market at discount US$11,000,000 of notes issued under the EMTN program as the “US$20MM Nomura Series 223” and the “US$5MM Prudential Series 240”. The Bank’s total disbursements were US$9,570,000, resulting in a realized gain as of December 31, 2002 of US$1,430,000, for both transactions. The maturity dates for these series were September 25, 2003 and May 2, 2003.

(13) Redeemable Preferred Stock

The Bank’s authorized redeemable preferred stock consists of 5,000,000 shares of US$10 par value per share, totaling US$50,000,000. The minimum 8% cumulative participating preferred stock issue was authorized on April 30, 1986. At December 31, 2002 and 2001, the issued and outstanding shares were 1,218,557 and 1,523,196, respectively. At December 31, 2002, 29,003 preferred shares were redeemed but no collected by stockholders. In 2001, 57,842 shares were repurchased for US$698,873, that included a payment of US$120,453 over the par value. Normally, the preferred stock is non-voting, except when the minimum dividends are not paid and certain other conditions are not complied with, in which case, the preferred stockholders have the right to elect a Director, and receive a minimum preferred dividend of 8%, which payment is subject to the approval of the Board of Directors, and in

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

case of a liquidation receive first preference of US$10 per share, plus accrued and unpaid dividends. The preferred shares are required to be redeemed at their par value by means of a sinking fund designed to retire 20% of the aggregate par value of the preferred shares outstanding as of March 15, 2002, and on May 15 in each of the subsequent years up to 2006. On May 15, 2002, the Bank redeemed 304,639 outstanding shares, which represented the 20% of the total redeemable Preferred Stock. The preferred shares to be redeemed were chosen by lot on March 27, 2002 at the Bank’s headquarters in Panama.

The retained earnings at the end of each of the years in the three-year period ended December 31, 2002, include the minimum dividend of 8% payable on the preferred shares in each such period, which is subject to approval by the Board of Directors in order to be appropriated and paid to the preferred stockholders in the following year. (See note 15).

(14) Common Stock

On November 18, 2002, the Bank’s shareholders approved an amendment of the first paragraph Article 4 of the Articles of Incorporation of the Bank which increased its authorized capital from 75,000,000 to 185,000,000 shares for the purpose of permitting the Bank to raise needed additional equity capital initially through a rights offering to the Bank’s common stockholders. (See note 15).

The common stock of the Bank is divided into three classes:

1)	Class “A” shares may only be issued to Latin American Central Banks or banks in which the state or other government agencies is the majority shareholder.
2)	Class “B” shares may only be issued to banks or financial institutions.
3)	Class “E” shares may be issued to any person whether a natural person or a legal entity.

The holders of the Class “B” shares have the right to convert or exchange their Class “B” shares, at any time and without restriction, for Class “E” shares, at a rate of one new Class “B” share for one Class “E” share, without a discount. Class “E” shares issued in exchange for existing Class “B” and Class “C” shares which have not been outstanding for at least two years (including newly issued Class “B” shares) will not (unless they are registered by the Bank under the U.S. Securities Act of 1933, as amended) be freely tradable in the New York Stock Exchange until the end of a two-year holding period, which will include the holding period of the Class “B” shares for which the Class “E” shares are exchanged.

The details of common stock are as follows:

	Class			Total
Capital	A	B	E
Authorized number of common shares, without par value, at December 31, 2002	40,000,000	40,000,000	100,000,000	180,000,000

Number of outstanding shares at December 31, 2002	4,911,185	3,746,721	8,685,287	17,343,193

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Number of Shares		Assigned Value	Capital Surplus
Issued capital
Balance at December 31, 1999	19,922,522	US$	132,848,420	144,361,894
Issuance of no par value shares at assigned value during 2000	9,130		60,898	170,890
Retirement of Class “B” shares	(8,926)		(58,150)	(10,600)
Treasury stock	(733,608)		(4,891,306)	(15,949,590)

Balance at December 31, 2000	19,189,118		127,959,862	128,572,594
Issuance of no par value shares at assigned value during 2001	4,031		26,882	103,482
Treasury stock	(1,903,048)		(12,692,430)	(52,100,381)
Conversion of Class “B” shares	(3)		931	(784)
Stock Option Plan	50,740		338,437	831,438

Balance at December 31, 2001	17,340,838		115,633,682	77,406,349
Issuance of no par value shares at assigned value during 2002	2,358		15,734	35,361
Conversion of Class “B” shares	(3)		0	0

Balance at December 31, 2002	17,343,193	US$	115,649,416	77,441,710

All common shares do not have par value, however, its assigned value is US$6.67 per share. Treasury stock weighted average purchase price during the years ended December 31, 2001 and 2000 is US$34.05 and US$28.41, respectively.

Class	Outstanding December 31, 2001	Conversions	Issuance of New Shares	Outstanding December 31, 2002
A	4,911,185	0	0	4,911,185
B	4,247,213	(502,850)	2,358	3,746,721
E	8,182,440	502,847	0	8,685,287

TOTAL	17,340,838	(3)	2,358	17,343,193

During the year 2000, the Board of Directors approved repurchases by the Bank, at the discretion of management, of up to 2,000,000 Class “B” shares (at the prevailing per share market price of the Class “E” shares on the date of purchase) from shareholders that requested conversion of their Class “B” shares into Class “E” shares. The Bank repurchased an aggregate of 568,010 Class “B” shares for US$15.7 million under this program prior to its cancellation in December 2000. Upon repurchase, these Class “B” shares were not cancelled by the Bank and were, accordingly, classified as treasury stock.

On December 6, 2000, the Board of Directors approved a stock repurchase program, an increased dividend payout ratio and a plan to declare and pay dividends on a quarterly basis, rather than annually. Under the repurchase program, the Bank may, from time to time, at the discretion of management, purchase up to an aggregate of US$75,000,000 of Class “E” shares on the open market at the then prevailing market price. The Bank, may also makes repurchases of up to an aggregate of US$25,000,000 of Class “A” common shares in privately negotiated transactions at the then prevailing market price. Repurchase of Class “A” shares may not exceed 25% of the number of shares owned by each Class “A” shareholder.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the year ended December 31, 2001 and 2000, the Bank repurchased under this program the following shares:

	December 31,
	2001			2000
	Shares	Amount		Shares	Amount
Class “A”	269,843	US$	9,222,575	48,297	US$	1,485,144
Class “E”	1,633,205		55,570,235	117,300		3,700,521

	1,903,048	US$	64,792,810	165,597	US$	5,185,665

There was no share repurchase activity during 2002.

(15) Capital Issuance

Background information related to capital issuance

The credit loss provision and securities impairment charges taken in the second quarter of 2002 resulted in diminished capital ratios. In order to bring these back to historical levels to support BLADEX’s growth plans and strengthen its ability to withstand market volatility, the Bank is in the process of raising additional capital for at least US$100 million. While there is no assurance that the new capital will preserve the Bank’s investment grade rating, the rating agencies have made it clear that, without it, the Bank would be downgraded. In the current environment, the loss the Bank’s of investment grade rating would impair the Bank’s ability to obtain new funding.

Tier 1 capital (common stock equity) is the strongest form of capital. Because of the region’s history of volatility, both, creditors and rating agencies, assume, expect and require high levels of this type of equity capital. The Board and management believes that the Bank must raise a minimum of US$100 million of Tier 1 capital in order to retain its investment grade, and continue to fulfill in a significant way its primary role of providing trade financing to borrowers in Latin America.

In order to address a potential stockholder dilution, the Board intends to raise the needed capital initially through a rights offering to the Bank’s common stockholders pursuant to which each stockholder would be given the opportunity to subscribe, on a pro rata basis in proportion to its existing shareholding, for a portion of the shares being offered. Only following the completion of that rights offering would the Bank sell shares to entities that are not stockholders. Under the Bank’s Articles of Incorporation, the Class “A” and Class “B” stockholders have preemptive rights with respect to the sale of additional Class “A” and Class “B” shares, respectively. The Class “E” shareholders do not have preemptive rights, but the Board is including the Class “E” shareholders in the rights offering in order to ensure that they are treated fairly.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In order to provide some assurance that the Bank will be able to raise the required equity capital, the Bank has sought from a group of existing Class “A” and Class “B” stockholders, and several multilateral organizations (together, the “Core Support Group”), commitments to purchase some or all of the shares which are offered to existing shareholders in the rights offering, but which are not subscribed by the end of the subscription period. The Bank has made substantial progress with the Core Support Group members toward obtaining commitments to provide this equity capital, to the extent that shares are not subscribed in the rights offering.

On November 2002, the shareholders approved an amendment of the Articles of Incorporation of the Bank, increasing the authorized capital of the Bank from 75,000,000 to 185,000,000 shares for the purpose of allowing the Bank to raise needed additional capital. On December 17, 2002, the Bank filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-2 for the rights offering.

Capital issuance related costs

On June 28, 2002, a letter agreement was signed between BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. (together the “Financial Advisors”) and the Bank to assist in financial advice with respect to the capital raising plans and ratings-related issues. The Financial Advisors have provided assistance in executing the plan to secure the initial participation of the Core Group of Class “A” and “B” shareholders and multilateral agencies by contacting existing holders of the Bank’s Class “A” and “B” common stock to determine their interest in making additional equity investment in the Bank. In addition, they assist contacting other public sector entities, which the Financial Advisors may identify as potentially having on interest in making an equity investment in the Bank.

At December 31, 2002 the direct costs related to the advisory services provided by the financial advisors as well as legal and other financial advisors, were approximately US$4,079,779, and will be reported as a reduction of the proceeds received and deducted from paid-in-capital. Since the rights offering is in process, the capitalization costs and related expenses have been classified as other assets. The management expects to complete the right offering by the end of the first quarter of 2003. In the event that the rights offering is not completed, the deferred issuance costs will be charged against income.

At December 31, 2002, the Bank recorded US$1,650,000 as commitment related to the financial advisor services in connection with the capitalization process.

(16) Cash and Stock Compensation

Directors

On April 28, 2000, the Board of Directors approved a compensation plan that provided for cash compensation and stock options to Directors. This plan is applicable only to Directors who are not employees of BLADEX. In accordance with the Stock Option Plan for Directors, each year, the Board of Directors may grant options to purchase Class “E” shares to each Director that have a value of US$10,000 and for the Chairman of the Board a value of US$15,000.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The exercise price of each option must equal 100% of the fair market value of the stock covered by such option at the date the option is granted. The options granted become 100% exercisable one year after the date granted and expire on the fifth year after the date granted.

Under this plan, 50,000 Class “E” common shares were reserved.

A summary of options granted under this plan, and their exercise terms, is as follows:

Options Granted			First Tranche Exercise Rights
Date	No. of Shares	Price per Exercise Share	Amount	Starting Date	Expiration Date
02/06/01	2,584	US$32.88	2,584	02/06/02	02/06/06

A summary of the status of the options granted under the Director’s Plan is presented below.

	December 31,
	2002			2001
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	2,280	US$	32.88	0		0
Granted	0		0	2,584	US$	32.88
Exercised	0		0	0		0
Forfeited	0		0	(304)	US$	32.88

Outstanding at end of the year	2,280	US$	32.88	2,280	US$	32.88

Options exercisable at end of the year	2,280	US$	32.88	0	US$	0

Weighted average fair value of options granted during the year					US$	7.09

Officers (1995 Plan)

On October 13, 1995, the Board of Directors approved the 1995 Stock Option Plan (the “1995 Plan”) covering a total of 300,000 Class “E” shares. The purpose of this Plan is to encourage and enable key employees to become shareholders of the Bank to stimulate their efforts in raising their corporate performance to higher levels and strengthen their desire to remain in the Bank. The terms of the plan was seven years and it ended at October 13, 2002.

In accordance with the 1995 Plan, options were granted from time-to-time at a purchase price equal to the average fair market value of the common stock covered by each option on the date that the option was granted. One third of the options may be exercised on each successive year after the grant date and expire on the tenth year after the grant date.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of options granted under the 1995 Plan, and their exercise rights, is as follows:

Options Granted				First Tranche Exercise Rights
Date	No. of Shares		Price per Exercise Share	Amount	Starting Date	Expiration Date
10/13/95	90,000		US$41.56	30,000	10/13/96	10/12/05
01/31/97	70,000		US$51.19	23,334	01/31/98	01/30/07
02/06/98	70,000		US$42.56	23,334	02/06/99	02/05/08
02/04/99	70,000		US$23.03	23,334	02/04/00	02/03/09
02/04/00	37,367	*	US$23.16	12,460	02/04/01	02/03/10

*	Options reintegrated and granted

A summary of the status of the options granted under the 1995 Plan is presented below:

	December 31,
	2002			2001			2000
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	198,633	US$	39.82	280,773	US$	36.90	250,607	US$	38.85
Granted	0		0	0		0	37,367	US$	23.16
Exercised	0		0	(50,740)	US$	23.06	0		0
Forfeited	(23,064)	US$	36.77	(31,400)	US$	40.80	(7,201)	US$	33.44

Outstanding at end of the year	175,569	US$	40.22	198,633	US$	39.82	280,773	US$	36.90

Options exercisable at end of the year	167,367	US$	41.05	157,721	US$	44.16	179,523	US$	42.50

Weighted average fair value of options granted during the year								US$	8.82

Information pertaining to options outstanding under the 1995 Stock Option Plan, at December 31, 2002 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number of Shares Exercisable	Weighted Average Exercise Prices
US$23.03—US$51.19	175,569	5.48 years	US$	40.22	167,367	US$	41.05

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Officers (1999 Plan)

In October 1999, a new Class “E” Stock Option Plan (the “1999 Plan”) for key employees was approved with 350,000 Class “E” shares reserved for the implementation of this Plan. The terms of the plan are the same as the 1995 Plan with the exception that one third of the options become exercisable two years after grant and become exercisable in full after the fourth year with expiration on the tenth anniversary after the grant day.

A summary of options granted under the 1999 Plan and their exercise terms, is as follows:

Options Granted			First Tranche Exercise Rights
Date	No. of Shares	Price per Exercise Share	Amount	Starting Date	Expiration Date
02/04/00	32,633	US$23.16	10,878	02/04/02	02/03/10
02/06/01	70,000	US$32.88	23,334	02/06/03	02/06/11

A summary of the status of the options granted under the Bank’s 1999 Plan is presented below:

	December 31,
	2002			2001			2000
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	90,683	US$	29.81	32,633	US$	23.16	0	US$	0
Granted	0	US$	0	70,000	US$	32.88	32,633	US$	23.16
Exercised	0	US$	0	0	US$	0	0	US$	0
Forfeited	(20,890)	US$	29.65	(11,950)	US$	29.67	0	US$	0

Outstanding at end of the year	69,793	US$	29.85	90,683	US$	29.81	32,633	US$	23.16

Options exercisable at end of the year	7,244	US$	23.16	0	US$	0	0	US$	0

Weighted average fair value of options granted during the year					US$	12.62		US$	8.91

Information pertaining to options outstanding for the 1999 Plan at December 31, 2002, is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Prices
US$23.16-US$32.88	69,793	8.40 years	US$29.85	7,244	23.16

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2002, the Bank has two stock-based employee compensation plans, which are described more fully above. The Bank accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with SFAS 148 “Accounting for Stock-Based Compensation Transition and Disclosure”, an amendment of FASB Statement No. 123, as of the date of the financial statements, the Bank has continued applying the intrinsic value-based method to account for stock based employee compensation plan prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the purchase price at grant date was equal to the market price, no compensation cost is recognized.

Had the Bank applied SFAS No. 123 in accounting for the Company’s Stock Option Plans, net income and net income per share would have been the pro forma amounts indicated below:

		December 31,
		2002	2001	2000
Net income (loss), as reported	US$	(268,837,809)	2,493,697	97,055,554
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	US$	51,628	184,894	639,688

Pro forma net income (loss)	US$	(268,889,437)	2,308,803	96,415,866

Earning (loss) per share:
Basic—as reported	US$	(15.56)	0.06	4.83
Basic—pro forma	US$	(15.56)	0.05	4.80
Diluted—as reported	US$	(15.56)	0.06	4.81
Diluted—pro forma	US$	(15.56)	0.05	4.78

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

		December 31,
		2002	2001	2000
Weighted average fair value option
Directors	US$	0	7.09	0
1995 Plan	US$	0	0	8.82
1999 Plan	US$	0	12.62	8.91

Weighted average expected life
Directors		0	2.35	0
1995 Plan		0	0	4.86
1999 Plan		0	5.05	4.98

Valuation assumptions—
Expected volatility:
Directors		0	30%	0
1995 Plan		0	0	35%
1999 Plan		0	35%	35%

Risk-free interest rate:
Directors		0	3.45%	0
1995 Plan		0	0	4.60%
1999 Plan		0	4.15%	4.60%
Expected annual dividends per share		n/a	n/a	n/a
Expected annual forfeitures		n/a	n/a	n/a

Contribution Plan

The Bank sponsors a defined contribution plan authorized by the Board of Directors for certain of its expatriate officers, which as of December 31, 2002, 2001 and 2000 cover seven, six and four officers, respectively. The Bank accrues its contribution to the plan with an amount that is generally determined as a percentage of the covered officers annual salary, and each officer also contributes an amount which is withheld from his salary and deposited in a savings account with the Bank and earns interest at market rates.

During the years 2002, 2001 and 2000, the Bank charged to employee expense the amounts of US$118,900, US$50,764 and US$60,000, respectively, related to this plan. As of December 31, 2002 and 2001 the accumulated liability payable under this defined contribution plan amounted to US$431,821 and US$312,921, respectively.

In 1999, the Board of Directors approved the adoption of two new employee stock programs, which currently have the following terms:

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

Under the DEU Plan and the Stock Purchase Plan, 30,000 and 60,000 Class “E” shares were reserved, respectively. In February 2001, six employees participated under this plan with an investment equivalent to 246 shares. This corresponds to 122 deferred equity units exercisable in February 2006, according to the terms of this plan. As of December 31, 2002 and 2001, the Bank provisioned US$3,011 and US$3,591, respectively, reflecting the market value of the related Class “E” shares.

2)	Deferred Compensation Plan (the “DC Plan”):
The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a Class “E” share. Each deferred equity unit represents the right to receive a Class “E” share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which may be either before or after the deferred equity unit award). Distributions are made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) ten years after the employee is first credited with deferred equity units under the DC Plan. Participating employees receive dividends with respect to their vested deferred equity units, and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units. The second component allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive discretionary matching cash contribution. In no event shall the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation.

Under the DC Plan, 30,000 Class “E” shares were reserved.

The following presents a detail of changes in the deferred equity units as of December 31, 2002 and 2001.

	December 31,
	2002	2001
Outstanding at the beginning of the year	4,308	0
Granted	6,248	4,359
Forfeited	(1,442)	(51)
Exercised	0	0

Outstanding at end of the year	9,114	4,308

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The deferred equity units can be exercised beginning February 2011 in accordance with terms of this Plan. The expenses provisioned for 2002 and 2001, under this Plan, were US$49,122 and US$175,798, respectively.

(17) Earnings (loss) Per Share

Earnings (loss) per share disclosures for each period are detailed as follows:

		December 31,
		2002	2001	2000
Income (loss) from continuing operations	US$	(266,491,715)	3,752,398	97,055,554
Discontinued operations		(2,346,094)	(2,388,114)	0
Cumulative effect of accounting change		0	1,129,413	0
Paid on preferred shares purchased		0	(120,453)	(195,012)

		(268,837,809)	2,373,244	96,860,542
Less:
Preferred stock dividends		(1,011,910)	(1,235,481)	(1,285,911)

Income (loss) available to common stockholders	US$	(269,849,719)	1,137,763	95,574,631
Weighted average common shares outstanding applicable to Basic EPS		17,342,689	18,101,751	19,782,871
Basic earnings (loss) per share:
Income ( loss) from continuing operations before cumulative effect of accounting change	US$	(15.42)	0.13	4.83
Discontinued operations		(0.14)	(0.13)	0.00
Cumulative effect of accounting change		0.00)	0.06	0.00

Net income (loss)	US$	(15.56)	0.06	4.83

Weighted average common shares outstanding applicable to Dilutive EPS		17,342,689	18,101,751	19,782,871
Effect of dilutive securities:
Options—Plan 95		0	60,454	81,811

Adjusted weighted average common shares outstanding applicable to Dilutive EPS		17,342,689	18,162,205	19,864,682

Dilutive earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	US$	(15.42)	0.13	4.81
Discontinued operations		(0.14)	(0.13)	0.00
Cumulative effect of accounting changes		0.00	0.06	0.00

Net income (loss) per share	US$	(15.56)	0.06	4.81

At December 31, 2002, there were 176,891 shares of common stock subject to the outstanding Stock Option Plans of the Bank. Nevertheless, the basic and diluted earnings per share are the same because the potential common shares are antidilutive securities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18) Financial Instruments with Off-Balance Sheet Financial Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. Credit risk represents the possibility of loss resulting from the failure of another party to perform in accordance with the terms of a contract.

In the normal course of business, the Bank had outstanding financial instruments with off-balance sheet financial risk, as follows:

		December 31,
		2002	2001
Confirmed letters of credit	US$	48,743,756	84,711,389
Stand-by letters of credit and guarantees:
Country risks		90,122,176	223,423,964
Commercial risks		249,021,614	571,362,514
Credit commitments		72,722,757	30,527,034

	US$	460,610,303	910,024,901

As of December 31, 2002 the maturity dates for confirmed stand-by letters of credit and guarantees are the followings:

Within 1 year	US$	253,600,442
1 to 5 years		85,543,348

	US$	339,143,790

The Bank’s off-balance sheet exposure in Argentina was as follows:

		December 31,
		2002	2001
Confirmed letters of credit	US$	0	22,142,690
Maximum potential amount of future payments under guarantees:		23,000,000	181,422,244
Country risk		0	30,687,327

	US$	23,000,000	234,252,261

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

The Bank issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency. However, in a few cases, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. Nevertheless, the Bank has the option to choose between four alternatives that allow the Bank to recover the amounts paid under these guarantees in case of being executed.

Credit Commitments

Commitments to extend credit are a combination of either non-binding or legal agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

(19) Derivative Financial Instruments

Effective January 1, 2001, the Bank adopted SFAS No. 133 related to the accounting of financial instruments that are considered to be derivatives, which requires that these financial instruments be booked on the balance sheet at their fair value. For control purposes, these financial instruments are recorded at their nominal amount (“notional amount”) on the memorandum accounts.

The Bank utilizes derivatives and foreign exchange financial instruments primarily for hedging purposes in its asset/liability activities. All of the forward exchange contracts entered during 2002 and 2001 were made by the Bank as an end user to hedge foreign exchange risks arising from the Bank’s lending activity and the issuance of non-US dollar denominated short-term Euro Commercial Paper and Euro Medium-Term Notes. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts under approved limits of amounts and terms by clients, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Types of Derivative and Foreign Exchange Instruments

Derivative and foreign exchange instruments negotiated by the Bank are mainly executed over-the-counter (“OTC”). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The Bank for purposes of asset/liability activities uses the following instruments:

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated these derivative instruments as fair value hedges, cash flow hedges and freestanding derivatives.

Cross-currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated these derivative instruments as fair value hedges.

Forward foreign exchange contract represents an agreement to purchase or sell foreign currency on a future date at agreed-upon terms. The Bank has not designated a hedging relationship to this derivative instruments.

Quantitative information on derivative financial instruments outstanding at December 31, 2002 and 2001 is as follow:

		Notional Amount		Balance Sheet Credit Exposure
		2002	2001	2002	2001
Interest rate swap agreements	US$	226,000,000	196,000,000	(10,035,595)	2,181,606
Less set-offs		35,000,000	40,000,000	1,419,410	2,420,158

	US$	191,000,000	156,000,000	(11,455,005)	(238,552)

Foreign exchange forward contracts	US$	216,857,130	511,564,764	(3,413,724)	36,779,100
Less set-offs		19,000,000	61,141,774	(2,283,506)	(5,593,302)

	US$	197,857,130	450,422,990	(1,130,218)	42,372,402

Options	US$	0	100,000,000	0	(1,173,717)

Remaining contracts outstanding at December 31, 2002 with notional principal amounts less set-offs, are as follow:

		December 31,
		2003	2004	2005	2007
Interest rate swaps Less set-offs	US$	81,000,000	60,000,000	0	50,000,000

Foreign exchange forward contracts	US$	71,223,170	112,535,960	14,098,000	0

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The interest rate swaps less set-offs, with maturities at different dates from February 21, 2003 to February 15, 2007, are matched to the maturity dates of the related Euro Medium-Term Notes issues and to the corresponding investments available for sale as part of the Bank’s credit portfolio.

Options

During 1997, the Bank sold a series of options on sovereign risk assets for a notional value of US$221,391,335. At December 31, 2001, the notional value of the outstanding options was US$100,000,000. These options expired on August 2002 and the counterpart exercised options for US$50,000,000. Provisions for possible losses on these guarantees were established in 1997 and 1998 to cover the mark-to-market valuation of the underlying assets of the options. On January 1, 2001 and as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated and the balance of US$5,025,223, together with the remaining un-amortized premium received of US$1,915,833 were transferred to the SFAS133 transition adjustment of US$5,582,298 generated by the market valuation of options at that date. (See note 21).

(20) Accumulated Other Comprehensive Loss

As of December 31, 2002 and 2001, the breakdown of accumulated other comprehensive loss is as follows:

		SFAS 115	SFAS133	TOTAL
Balance as of December 31, 2000	US$	0	0	0
Adjustment related to SFAS133 transition adjustment — transfer from held to maturity to available for sale		421,421	0	421,421
Unrealized losses arising from the year		(387,005)	(540,696)	(927,701)

Balance as of December 31, 2001		34,416	(540,696)	(506,280)
Adjustments related to transfer from securities held to maturity to available for sale		(42,704,536)	0	(42,704,536)
Unrealized gain (loss) arising from the year		3,788,501	(2,578,603)	1,209,898
Reclassification adjustment for losses included in net income		41,883,201	0	41,883,201

Balance as of December 31, 2002	US$	3,001,582	(3,119,299)	(117,717)

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21) Fair Value Disclosure of Financial Instruments

The following disclosures represent the Bank’s best estimate of the fair value of on and off-balance financial instruments. The following assumptions have been used by management to estimate the fair value of each class of financial instruments for which it is practicable to do so:

(a)	Financial instruments with carrying value equal to fair value
The carrying value of certain financial assets including cash and due from banks, interest-bearing deposits with banks, securities purchased under agreements to resell, accrued interest receivable, derivatives and hedged items, customers’ liabilities under acceptances and certain financial liabilities including, interest, taxes and other liabilities and acceptances outstanding, as a result of their short-term nature, is considered to be equal to fair value.

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

Credit risk has been factored into the present value analysis of cash flows associated with each loan type, by allocating the allowance for loan losses. The allocated portion of the allowance, adjusted by a present value factor based upon the timing of expected losses, has been deducted from the gross cash flows prior to calculating the present value. The fair value of the non-performing has been determined net of related allowance for loan losses.

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
Fair values for derivatives financial instruments and options are based upon quoted market prices.

(h)	Commitments to extend credit, stand-by letters of credit, and financial guarantees written
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

The following provides comparison of the carrying value and fair value of the Bank’s financial instruments. Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon liquidation.

		December 31,
		2002		2001
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Instruments with carrying value equal to fair value	US$	668,108,930	668,108,930	1,010,745,632	1,010,745,632
Securities available for sale		149,158,892	149,158,892	24,196,913	24,196,913
Securities held to maturity		16,555,397	16,717,332	337,901,358	375,233,901
Loans, net of allowance		2,077,306,616	2,024,398,686	4,536,105,437	4,553,429,579
Financial liabilities:
Instruments with carrying value equal to fair value	US$	89,834,443	89,834,443	159,006,250	159,006,250
Time deposits		528,870,561	530,334,007	1,500,263,004	1,503,389,706
Short-term borrowings and placements		647,344,489	651,142,058	1,823,323,628	1,848,122,271
Medium and long-term borrowings and placements		1,285,493,265	1,321,589,490	1,787,161,319	1,796,498,916
Commitments to extend credit, stand-by letters of credits and guarantees		460,610,303	463,812,661	910,024,901	897,901,305

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22) Impact of SFAS 133 on the Bank’s Financial Statements

SFAS 133, as amended, which deals with the accounting for derivatives, was adopted on January 1, 2001. The adoption of SFAS 133 affected the “cumulative effect of accounting change” account, and the “other income” account, both of which, impacted the Statement of Operations, as follows:

		December 31, 2001
		Options	Forward Contracts	Interest Rate Swaps	Total
Cumulative effect of accounting change:
Transition adjustment (one time adjustment made on January 1, 2001)	US$	1,358,760	0	(229,347)	1,129,413

Other income:
Change in fair value of derivatives and hedging activities	US$	4,408,581	18,540	2,951,649	7,378,770

Total	US$	5,767,341	18,540	2,722,302	8,508,183

Also, the adoption of SFAS 133 affected the “other comprehensive income” account in the Bank’s Consolidated Balance Sheet. (See Note 20).

(23) Business Segment Information

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

The short-term loans (original term of up to 365 days) represent the principal activity of the Bank, and constitute mostly short-term trade related financing to its stockholders banks and other selected commercial banks in the Region, including stockholder banks which then on-lend to businesses engaged in foreign trade, to state owned export institutions, and to a lesser extent to private entities.

The medium-term loans (original term of over one to five years, and exceptionally more than five years) are mainly granted to the selected commercial banks in the Region, including stockholder banks and other state owned and private entities, to support the medium-term financing needs of the Bank’s clients.

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

Business Segment Analysis (1)

(In US$ millions)

2002	Avg. Assets	Net Interest Income	Commissions and Other Income	Total Income	Operating Expenses	Net Operating Income(2)
Loans and selected securities:
Short-term	2,101	32.5	0.1	32.6	(9.2)	23.4
Medium-term	1,700	34.2	0.6	34.8	(7.5)	27.3

Loan portfolio	3,801	66.7	0.7	67.4	(16.7)	50.7
L/C and guarantees	665	0.0	8.8	8.8	(2.6)	6.1

Credit portfolio (3)	4,466	66.7	9.5	76.1	(19.3)	56.8

2001	Avg. Assets	Net Interest Income	Commissions and Other Income	Total Income	Operating Expenses	Net Operating Income(2)
Loans and selected securities:
Short-term	3,013	63.7	0.0	63.7	(12.2)	51.5
Medium-term	2,530	55.1	(0.8)	54.3	(10.2)	44.1

Loan portfolio	5,543	118.8	(0.8)	118.0	(22.4)	95.6
L/C and guarantees	1,178	0.0	20.0	20.0	(4.0)	15.9

Credit portfolio (3)	6,721	118.8	19.1	137.9	(26.4)	111.5

2000	Avg. Assets	Net Interest Income	Commissions and Other Income	Total Income	Operating Expenses	Net Operating Income(2)
Loans and selected securities:
Short-term	3,038	72.4	0.0	72.4	(11.3)	61.1
Medium-term	1,694	40.3	0.9	41.2	(6.3)	34.9

Loan portfolio	4,732	112.7	0.9	113.6	(17.6)	96.0
L/C and guarantees	1,306	0.0	23.9	23.9	(3.7)	20.3

Credit portfolio (3)	6,037	112.7	24.8	137.5	(21.2)	116.3

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	To reconcile the net operating income reported on the preceding table with the net income reported on the consolidated statement of operations for the years ended December 31, 2002, 2001 and 2000, the following items should be included: (a) the provisions for credit losses of US$278.8 million, US$77.1 million, and US$19.2 million for the years ended December 31, 2002, 2001 and 2000, respectively; (b) the impairment loss on securities of US$44.3 million and US$40.3 million for the years ended December 31, 2002 and 2001, respectively; (c) cumulative effect of accounting change (SFAS 133) for US$1.1 million for the year ended December 31, 2001; and (d) derivatives and hedging activities from fair market valuation for US$0.3 million and US$7.4 million for the years ended December 31, 2002 and 2001, respectively; (e) loss on operations and disposal of segment for US$2.3 million and US$2.3 million for the years ended December 31, 2002 and 2001, respectively.
(3)	Includes book value of loans, fair value of selected investment securities and securities purchased under agreements to resell.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(24) Leasehold Commitments

At December 31, 2002, a summary of leasehold commitments is as follows:

December 31,		Future Rental Commitment
2003	US$	515,938
2004		501,238
2005		468,131
2006		232,760
2007 and later		258,000

	US$	1,976,067

Occupancy expense for the years ended December 31, 2002, 2001 and 2000, amounted to US$408,993, US$681,412 and US$408,582, respectively.

(25) Litigation

BLADEX is not engaged in litigation that is material to the Bank’s business, and to the best knowledge of management of the Bank, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(26) Discontinued Operations

During the second quarter of 2002, the Bank’s management decided to close its structured transactions finance unit (BLADEX Financial Services, LLC and BLADEX Securities, LLC) in New York, as part of its restructuring program. At June 30, 2002 the Board of Directors approved closing this segment of the business. As of December 31, 2002 and 2001, the loss from operations and disposal of segment, totaled US$2,346,094 (including US$1,531,789 of loss from disposal) and US$2,388,114, respectively.

(27) Capital Reserves

Effective on June 30, 2002, the Bank transferred US$210,000,000 to the account of Retained Earnings from the Capital Reserves account. This reclassification was approved by the Board of Directors, and previously authorized by the Superintendence of Banks in Panama.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28) Summary of Unaudited Quarterly Financial Information

		2002
(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	32,710	37,667	38,321	57,103
Interest expense		(16,863)	(21,612)	(26,868)	(33,803)

Net interest income		15,847	16,055	11,453	23,300
Provision for loan losses		(688)	0	(251,898)	(20,000)

Net interest income (loss) after provision for loan losses		15,159	16,055	(240,445)	3,300

Commission income		2,092	1,623	2,410	2,800
Commission expense and other charges		(690)	(515)	(429)	(281)
Provision for loan losses on off-balance sheet credit risk		1,881	0	(8,051)	0
Derivatives and hedging activities		(368)	4,640	(4,296)	(317)
Impairment loss on securities		(8)	(2,252)	(42,008)	0
Gain on early extinguishment of debt		0	1,430	0	0
Gain on sale of securities available for sale		64	0	22	98
Gain (loss) on foreign currency exchange		330	(41)	(39)	51
Other income		431	8	14	100

Operating expenses		(3,850)	(5,093)	(5,703)	(4,661)

Income (loss) from continuing operations before income tax		15,041	15,855	(298,525)	1,090
Income tax		71	(6)	(9)	(9)

Income (loss) from continuing operations, net		15,112	15,849	(298,534)	1,081
Discontinued operations:
Loss from operations and disposal of business segment		(103)	(24)	(1,612)	(607)

Net income (loss)	US$	15,009	15,825	(300,146)	474

Net income (loss) available to common stockholders	US$	14,755	15,566	(300,444)	170

Earnings (loss) per share (after dividends on preferred stock)	US$	0.85	0.90	(17.32)	0.01

Diluted earnings (loss) per share	US$	0.85	0.90	(17.32)	0.01

Average number of common shares outstanding		17,343	17,296	17,347	17,000

		2001
(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	76,693	89,983	100,621	111,125
Interest expense		(48,683)	(61,353)	(69,165)	(80,482)

Net interest income		28,010	28,630	31,456	30,643
Provision for loan losses		(65,644)	(4,000)	(3,750)	(3,750)

Net interest income (expense) after provision for loan losses		(37,634)	24,630	27,706	26,893

Commission income		3,873	3,867	3,615	3,579
Commission expense and other charges		(272)	(306)	(350)	(315)
Derivatives and hedging activities		5,521	(3,696)	4,932	622
Impairment loss on securities		(40,356)	0	0	0
Gain on sale of securities available for sale		0	1,318	2,824	656
Gain (loss) on foreign currency exchange		(44)	28	(56)	51
Other income		96	75	313	191

Operating expenses		(6,731)	(6,261)	(5,330)	(5,651)

Income (loss) from continuing operations before income tax		(75,547)	19,655	33,654	26,026
Income tax		0	(5)	(15)	(15)

Income (loss) from continuing operations, net		(75,547)	19,650	33,639	26,011
Discontinued operations:
Loss from operations and disposal of business segment		(1,162)	(748)	(478)	0

Income (loss) before cumulative effect of accounting change		(76,709)	18,902	33,161	26,011
Cumulative effect of accounting change		0	0	0	1,129

Net income (loss)	US$	(76,709)	18,902	33,161	27,140

Net income (loss) available to common stockholders	US$	(77,026)	18,588	32,850	26,833

Earnings (loss) per share (after dividends on preferred stock)	US$	(4.43)	1.05	1.78	1.42
Diluted earnings (loss) per share	US$	(4.43)	1.04	1.76	1.41
Average number of common shares outstanding		17,372	17,705	18,453	18,898