Form 20-F/A
period 2002-12-31
LATIN AMERICAN EXPORT BANK
filed 2003-05-15
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11414

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

(Exact name of Registrant as specified in its charter)

LATIN AMERICAN EXPORT BANK	REPUBLIC OF PANAMA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Calle 50 y Aquilino de la Guardia

Apartado 6-1497 El Dorado

Panama City, Republic of Panama

(507) 210-8500

(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class E Common Stock	New York Stock Exchange

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

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income	$92,210	$112,698	$112,670	$118,739	$66,655
Provision for loan losses (1)	(11,200)	(14,700)	(8,000)	(77,144)	(272,586)

Net interest income (loss) after provision for loan losses	81,010	97,998	104,670	41,594	(205,931)

Other income (expense):
Net commission income	19,031	24,291	23,664	13,691	7,010
Provision for losses on off-balance sheet credit risk	0	(6,000)	(11,200)	0	(6,170)
Provision for losses on guarantees	(15,534)	0	0	0	0
Derivatives and hedging activities	0	0	0	7,379	(341)
Impairment loss on securities (2)	0	0	0	(40,356)	(44,268)
Gain on early extinguishment of debt	0	0	0	0	1,430
Gain on sale of securities available for sale	0	0	0	4,798	184
Gain (loss) on foreign currency exchange	13	54	80	(21)	301
Other income	1,330	1,328	1,086	674	553

Net other income (expense)	4,840	19,674	13,630	(13,834)	(41,302)

Total operating expenses	(14,067)	(16,578)	(21,180)	(23,973)	(19,306)
Income (loss) from continuing operations before income tax	71,783	101,093	97,121	3,787	(266,539)
Income tax	0	(36)	(65)	(35)	47

Income (loss) from continuing operations, net	71,783	101,057	97,056	3,752	(266,492)

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Discontinued operations:
Loss from operations and disposal of segment	0	0	0	(2,388)	(2,346)

Income (loss) before cumulative effect of accounting change	71,783	101,057	97,056	1,364	(268,838)
Cumulative effect of accounting change	0	0	0	1,129	0

Net income (loss)	71,783	101,057	97,056	2,494	(268,838)
Net income (loss) available for common stockholders	70,386	99,687	95,770	1,138	(269,850)
Balance Sheet Data:
Securities purchased under agreements to resell	$0	$0	$0	$291,871	$132,022
Investment securities	163,935	178,816	395,459	362,098	165,714
Impaired loans	0	23,786	14,724	77,061	691,472
Loans (including impaired loans)	5,119,897	4,594,174	4,927,465	4,733,710	2,516,512
Allowance for loan losses	108,753	117,670	110,388	177,484	429,720
Total assets	5,587,726	5,172,132	5,660,682	5,922,267	2,929,267
Total deposits	1,705,997	1,617,174	1,743,842	1,571,359	551,973
Short-term borrowings and placements	1,883,629	1,520,971	1,509,880	1,823,324	647,344
Medium and long-term borrowings and placements	1,269,598	1,212,566	1,582,479	1,787,161	1,285,493
Total liabilities	4,963,999	4,474,809	4,945,666	5,308,617	2,587,868
Total common stockholders’ equity	606,506	680,429	699,205	598,418	328,923
Average number of shares outstanding	20,305	20,141	19,783	18,102	17,343
Per Common Share Data:
Net income (loss), after Preferred Stock dividend and before cumulative effect of accounting change	3.47	4.95	4.83	0.00	(15.56)
Diluted earnings per share before cumulative effect of accounting change	3.46	4.93	4.81	0.00	(15.56)
Net income (loss), after Preferred Stock dividend and after cumulative effect of accounting change	3.47	4.95	4.83	0.06	(15.56)
Diluted earnings per share after cumulative effect of accounting change	3.46	4.93	4.81	0.06	(15.56)
Net income (loss) from continuing operations	3.47	4.95	4.83	0.13	(15.42)
Book value (period end)	29.93	34.08	36.36	34.43	18.91
Cash dividends per share	0.96	0.96	2.50	1.88	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of accounting change	1.33%	1.93%	1.92%	0.02%	(6.47)%
Return on average assets after cumulative effect of accounting change	1.33%	1.93%	1.92%	0.04%	(6.47)%
Return on average common stockholders’ equity before cumulative effect of accounting change	12.21%	15.68%	13.98%	0.00%	(60.48)%
Return on average common stockholders’ equity after cumulative effect of accounting change	12.21%	15.68%	13.95%	0.16%	(60.48)%
Net interest margin (3)	1.71%	2.15%	2.24%	2.00%	1.53%
Net interest spread (3)	0.90%	1.30%	1.14%	1.32%	1.01%
Total operating expenses to total average assets	0.26%	0.32%	0.42%	0.40%	0.46%
Cash dividend payout ratio	27.67%	19.39%	51.76%	3,133.3%	0.00%
Asset Quality Ratios:
Impaired loans to loans, net of unearned income (4)	0.00%	0.52%	0.30%	1.63%	27.58%
Net charge-offs to loans, net of unearned income	0.37%	0.13%	0.31%	0.21%	0.81%
Allowance for loan losses to loans, net of unearned income	2.14%	2.57%	2.25%	3.77%	17.14%
Allowance for loan losses to non-accruing loans	n.a	495%	750%	230%	62%
Allowance for losses on off–balance sheet credit risks to total contingencies net of mark to market guarantees (options)	n.a	0.50%	1.62%	1.88%	5.53%
Capital Ratios:
Common stockholders’ equity to total assets	10.85%	13.16%	12.35%	10.10%	11.23%

	At and for the Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share amounts and ratios)
Tier 1 capital to risk-weighted assets (5)	20.06%	24.52%	18.27%	15.73%	15.26%
Total capital to risk-weighted assets (5)	21.90%	26.40%	19.94%	17.39%	16.51%

(1)	For information regarding the provision for loan losses, see “Operating and Financial Review and Prospects—Results of Operations.”
(2)	For information regarding the impairment loss on securities see “Information on the Company—Business Overview—Asset Quality—Impaired Securities.”
(3)	For information regarding the calculation of the net interest margin and the net interest spread, see “Operating and Financial Review and Prospects—Results of Operations—Net Interest Income.”
(4)	The Bank did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2002 of $6.2 million of Argentine obligations. However, most of the Bank’s credit portfolio in Argentina has been classified as impaired, the terms of certain Argentine loans have been extended, and the Bank anticipates that it will be required to restructure a significant portion of its Argentine credits.
(5)	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although the Bank is not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to the Bank, management believes that the capital ratios for the Bank would be as presented. The Bank’s total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 12.9% at December 31, 2002.

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

Risk Factors

Global economic conditions have been weak making recovery in Latin America more difficult and increasing the risk that economic conditions in Latin America will further deteriorate and increase the level of the Bank’s problem loans.

During 2001, the U.S. economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. Negative trends that began in 2001, such as extreme volatility in the U.S. equity markets, have continued through the end of 2002. Most major economies in Europe also suffered economic downturns during 2001 and/or 2002. Because the United States and Europe are the principal export markets for the Region, these global conditions have adversely affected economies in the Region. If these conditions continue or worsen, it likely will delay any economic recovery in the Region which would reduce the Bank’s access to funding, which would in turn reduce the Bank’s ability to make loans, and increase the risk profile of the Bank’s credit portfolio. This would further reduce the Bank’s interest income and require the Bank to make further provisions against probable loan losses.

Economic conditions in the Region, where the Bank conducts all its lending activities, and where past economic difficulties have resulted in debt restructurings and loan losses for lenders, have been highly volatile since the end of 2001 and could deteriorate further and require the Bank to further increase its credit loss allowance.

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

These difficulties have arisen again, particularly in Argentina where a prolonged economic crisis has resulted in a default on the country’s public sector external debt. The Argentine crisis has required the Bank to add in 2002 $273 million to its loan loss allowance to provide for probable losses on its Argentine loan portfolio. This resulted in a $269 million loss for the Bank and a $269 million reduction in the Bank’s shareholders equity in 2002. If economic conditions in countries in the Region where the Bank conducts lending activities deteriorate further, the Bank could be required to make further loan loss provisions, which could produce additional losses and further reduce the Bank’s capital.

Economic problems in countries in the Region have led to increasing political instability in a number of countries, particularly Argentina and Venezuela. This political instability has further compounded and prolonged the economic difficulties due to the lack of effective government mechanisms to address the problems.

The crisis in Argentina has resulted in almost the total Argentine credit portfolio of the Bank being classified as impaired and required the Bank to increase its allowance for credit losses during 2002 which resulted in a large net loss and reduction of the Bank’s stockholders equity. A continuation of the crisis may result in higher losses on the Bank’s Argentine loans than the Bank has provided for. This would reduce the Bank’s earnings or produce additional losses, and could further reduce the Bank’s capital base.

A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included a freeze on bank deposits, forced conversion of dollar-denominated bank deposits into Argentine pesos, foreign exchange controls, bank holidays and restrictions on repayment as well as a default by the government of $132 billion of foreign debt in December 2001. There is uncertainty as to how or when the situation will be resolved.

The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crisis reduced the capital and earnings of the Bank’s Argentine obligors, including banks and corporations, and made it more difficult if not impossible for them to repay the Bank’s loans.

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

The Bank’s Argentine credit portfolio at March 31, 2003 amounted to $758 million, which represented a reduction of $16 million from December 31, 2002. During the first quarter of 2003, the Bank collected interest from Argentine borrowers of approximately $7.0 million, representing 72% of interest due and payable from those borrowers during that period. On March 31, 2003, interest in the aggregate amount of $7.5 million was past due from Argentine borrowers, which includes amounts that became due and payable in 2002.

Even with the benefit of the Bank’s confirmed multilateral status, given the continued severity of the Argentine crisis, the Board of Directors and management believe that the Bank will have to renegotiate and restructure loans, and that the Bank will also face write-offs related to its Argentine portfolio.

Because of concerns about the collectibility of the Bank’s Argentine credit portfolio, the Board of Directors and management increased the allowance for credit losses during 2002 by $279 million. As of December 31, 2002, the Bank’s total allowance for credit losses amounted to $453 million of which $380 million related to the loan portfolio and off-balance sheet items in Argentina which totaled $739 million. As a result of the increase in the allowance for credit losses and a $44 million charge for impairment loss on Argentine securities during 2002, the Bank incurred a net loss for 2002 of $269 million. This also had the effect of reducing the Bank’s common stockholders’ equity to $329 million at December 31, 2002 from $598 million at December 31, 2001.

As of March 31, 2003, the Bank’s total allowance for credit losses amounted to $446 million of which $357 million related to the Bank’s loan portfolio and off-balance sheet items in Argentina which totaled $717 million.

The Board of Directors and management believe that the $357 million of allowances for credit losses related to the Bank’s exposure in Argentina is adequate to cover any Argentine credit chargeoffs on the Bank’s Argentine loans and off-balance sheet credit risks. Argentina has reached a limited agreement with the International Monetary Fund regarding additional IMF loans, and the Argentine economy has shown some signs of a recovery, although the crisis is far from over. If there is further deterioration in Argentine economic conditions, or if the crisis continues indefinitely, the Bank’s loan losses in Argentina could be higher than currently anticipated. This would require the Bank to take additional charges against its earnings and/or equity capital, which could produce losses in the future and a significant reduction in its equity capital.

On April 27, 2003, former President Carlos Menem won the first round election by a small margin and now faces a run-off against Néstor Kirchner, a provincial governor. On the first trading day after the election, Argentina’s main stock index closed down 8.6% following the showing by Mr. Kirchner who is reported to advocate more state intervention in the economy than Mr. Menem. The run-off election is scheduled for May 18, 2003. If there is a further deterioration of economic or political conditions in Argentina as a result of the results of the election, this could further damage the financial condition of the Bank’s remaining obligors in Argentina and further increase the losses of the Bank with respect to its Argentine credit portfolio.

The devaluation of the Argentine peso has made it much more difficult for the Bank’s Argentine obligors to repay their obligations to the Bank, all of which are denominated in U.S. dollars.

In early 2002, the Argentine government abandoned its currency board arrangement which previously had effectively linked the value of the Argentine peso to the value of the U.S. dollar, on a one-for-one basis. As a result, the Argentine peso has been devalued against the U.S. dollar by approximately 65%. This has made it much more difficult for the Bank’s Argentine obligors to repay their obligations to the Bank, all of which are denominated in U.S. dollars. Most of these Argentine obligors receive most of their income in the form of Argentine pesos and thus, because of the devaluation, a much larger amount in pesos will be required to repay the Bank’s loans than was the case when the loans were made. This has increased the likelihood that these obligors will not be able to repay the Bank’s loans based on their original terms and that substantial restructurings and loan reductions will be required.

Brazil recently elected a new administration whose economic policies are untested. To the extent these policies are not free market oriented, they could produce a deterioration of economic conditions in Brazil causing defaults in the Bank’s Brazilian credit portfolio and requiring the Bank to create further loan loss allowances.

Investors became increasingly uneasy about Brazil due to, among other factors, the situation in Argentina and an increasingly uncertain political environment leading up to the election at the end of October 2002 of Luiz Inacio Lula da Silva. The markets are awaiting further clarification as to the policies that will be implemented by his administration and the effect of these policies, although there has been a positive market reaction to Mr. da Silva’s actions and appointments thus far. The election was preceded by the rapid decline in the value of Brazil’s currency compared to the U.S. dollar, making it more difficult for the Bank’s Brazilian obligors to repay their U.S. dollar-denominated obligations to the Bank, and speculation about the ability of Brazil to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years.

The Bank’s credit portfolio in Brazil amounted to $1,115 million at December 31, 2002 and $1,084 million at March 31, 2003, down from $2,461 million at December 31, 2001. As of the date of this Annual Report, substantially all of the Bank’s loans to Brazilian borrowers are current and there are no past due amounts of interest or principal, although loans to two Brazilian borrowers aggregating $60.2 million have been restructured. In addition, approximately 65% of the Bank’s portfolio in Brazil matures during the remainder of 2003 giving the Bank the flexibility to further reduce its exposure in Brazil if this becomes necessary. The Bank remains committed to continuing its lending activities in this very important market in the Region. However, the political and economic situation in Brazil may deteriorate, which could weaken the Bank’s Brazilian credit portfolio. If this were to occur, the Bank’s capital levels, even after the Bank’s proposed recapitalization, could prove inadequate to accommodate the need to create further loan loss allowances.

The current political and economic turmoil in Venezuela is making it more difficult for the Bank’s Venezuelan borrowers to service their loans on a timely basis and this situation could worsen and result in some of these borrowers defaulting on their loans.

Broadbased discontent with the policies of the current Venezuelan government produced a country-wide strike which seriously disrupted economic activity in Venezuela and severely curtailed the production and export of oil, the major source of Venezuela’s foreign exchange. In response, the government has imposed foreign exchange and price controls, making it more difficult for the Bank’s borrowers in that country to obtain the U.S. dollars needed to service their U.S. dollar loans to the Bank on a timely basis. The Bank expects that if this situation continues, it will result in some payment delays on its Venezuelan loans and there is a significant risk that some of these loans will not be repaid. At March 31, 2003, the Bank’s credit portfolio in Venezuela amounted to $147 million, representing 4.6% of the Bank’s total credit portfolio, and there were no past due amounts of interest or principal.

The Bank’s credit ratings, already at below investment grade in the case of Fitch, may be further reduced by Moody’s and Standard & Poor’s to below investment grade. This would severely hamper the Bank’s ability to obtain funding to carry on its trade financing activities.

During the first quarter of 2002, the major credit rating agencies downgraded the Bank’s credit ratings due to its large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls and currency devaluation. The downgrades also reflected the Bank’s large exposure in Brazil where political and economic uncertainty could require the Bank to create additional loan loss allowances. On August 12, 2002, Fitch IBCA, Inc (“Fitch”) further reduced its ratings on the Bank’s debt securities to below investment grade with a stable outlook. Fitch indicated that even if the Bank’s recapitalization plan is successfully implemented, capital levels may prove inadequate to cushion against further asset quality deterioration and are incompatible with investment grade ratings. As of the date of this Annual Report, the Bank has long-term debt ratings of Baa3 from Moody’s Investor Services, Inc. (“Moody’s”), BBB- from Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s and the BBB- rating from Standard & Poor’s are investment-grade ratings. Although the rating outlook from Standard & Poor’s remains negative, on January 22, 2003, Moody’s changed its rating outlook from negative to stable. Moody’s indicated that this change in outlook was made in light of the “demonstrated financial commitment” of a group of major core shareholders to the Bank’s recapitalization plan as well as to the Bank’s “developmental mission,” and Moody’s stated in its most recent report on the Bank that the Bank’s investment grade rating and outlook assumed that the Bank’s recapitalization plan will be completed.

This deterioration in the Bank’s financial condition has had a significant negative impact on the Bank’s asset base and capital, and has threatened the Bank’s remaining investment-grade credit ratings. As a result, the Board of Directors and management believe that it must raise a minimum of $100 million of Tier 1 capital to provide the Bank with a prudent level of capitalization in view of the environment in which it operates. The Bank also believes that this additional capital is needed in order to allow it to retain its investment-grade credit ratings from Moody’s and Standard & Poor’s, although a further deterioration of the Bank’s financial condition caused by continuing adverse developments in Argentina, Brazil and Venezuela, as well as other Latin American countries, could result in the Bank losing these investment grade credit ratings even if it is successful in raising this additional capital.

A further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures may trigger further downgrades in the Bank’s credit ratings from Moody’s and Standard & Poor’s to below investment-grade ratings. This would increase the Bank’s cost of funds, and reduce the Bank’s deposit base and accessibility to the debt capital markets. Based on statements made by Standard & Poor’s and Moody’s, the Bank believes that if it does not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on the Bank’s debt obligations to below investment-grade. In that case, the Bank’s ability to obtain the funding necessary to carry on its trade financing activities in Latin America at meaningful levels will be severely hampered. In addition, even if the Bank is successful in raising $100 million of additional capital, it may not be sufficient to achieve the Bank’s stated goals, including maintaining the Bank’s investment-grade ratings from Moody’s and Standard & Poor’s.

The Bank’s allowances for credit losses may prove to be inadequate to cover credit losses related to the Bank’s loans and off-balance sheet items. If the Bank is required to create additional allowances for credit losses, it could produce further significant losses for the Bank and reduce its equity capital.

At December 31, 2002, the total allowance for credit losses amounted to $453 million, of which $380 million, representing specific allowances, related to impaired loans and off-balance sheet items in Argentina. At December 31, 2002, the Bank’s total loans and off-balance sheet items amounted to $2,939 million, $739 million, or 25% of which represented loans and off-balance sheet items in Argentina. The remaining $73 million of the Bank’s allowance for credit losses represents a generic allowance which covers its $2.2 billion of loans and off-balance sheet items outstanding in countries other than Argentina.

At March 31, 2003, the Bank’s total allowance for credit losses amounted to $446 million, of which $357 million, representing specific allowances, related to the Bank’s portfolio of impaired loans and off-balance sheet items in Argentina. At March 31, 2003, the Bank’s total portfolio of loans and off-balance sheet items amounted to $2,883 million of which $717 million, or 25%, represented loans and off-balance sheet items in Argentina. The remaining $89 million of the Bank’s allowance for credit losses represents a generic allowance which covers the Bank’s $2.2 billion of loans and off-balance sheet items outstanding in countries other than Argentina.

The Bank faces the risk that its allowances for credit losses may be inadequate to cover the credit losses in its credit portfolio because of further deterioration in the economies of Latin American countries subsequent to March 31, 2003, the date as of which these allowances were determined. Also, the allowances are based on a variety of assumptions and estimates which may prove to be incorrect. For example, the crisis in Argentina is not over and its economy has not yet stabilized, and conditions in Argentina and other countries in the region may change dramatically. The recent ruling of the Supreme Court of Argentina holding that the action of the Argentine government in converting certain U.S. dollar-denominated deposits into peso-denominated deposits was illegal exemplifies the potential for future developments which could prolong the crisis in Argentina, and the uncertainty created by this ruling could delay the commencement of necessary Argentine debt restructurings.

The Board of Directors and management believe that the current allowance for credit losses is adequate to cover any charge offs that will be necessary on the Bank’s current credit portfolio. The Board of Directors and management will continue to maintain the allowance for credit losses at levels which reflect the potential for political and economic instability in countries in the Region and economic cycles. Determining the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. As a result, the Bank’s current level of allowances may not be adequate to cover losses in the Bank’s credit portfolio. For example, it is possible that further deterioration in Argentina, or further pressures on other borrowers, particularly in Brazil and Venezuela, could require additional allowances which would produce charges against the Bank’s earnings or produce further losses that would further reduce the Bank’s capital.

The Bank’s weakened financial condition, credit ratings, downgrades and increased risk perception of the Latin American Region has adversely affected the Bank’s funding activity and may continue to do so.

The Bank’s weakened financial condition and downgrades by the rating agencies have affected the Bank’s funding activity, by making the Bank’s lenders and depositors less willing to lend funds to, or place them with, the Bank and by increasing the interest costs for the Bank of borrowing funds or obtaining deposits. As a result, the Bank experienced a 52% decline in the Bank’s deposits and borrowings during 2002. In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region. As a result, it has been difficult for Latin American borrowers, including the Bank, to access international debt markets for placements of securities. The Bank experienced a 49% decline in its credit portfolio during 2002 due to, among other things, these difficulties in funding. If this trend continues and funding does not become more readily available to the Bank in the near future, further reductions in deposits and borrowings, and corresponding reductions in the credit portfolio, are likely to occur.

The Bank believes that a reduction of its investment-grade credit ratings to below investment-grade by Standard & Poor’s and Moody’s would further reduce the amount of funding available for its lending activities, and also substantially increase the cost of any funding that could be obtained.

If the amounts of funding available to the Bank further decline, the Bank would be forced to further reduce its credit portfolio which would increase the percentage that the Bank’s non-performing loans represents of its total credit portfolio and which would further reduce its interest income, making it more difficult for the Bank to pay its fixed operating expenses. In addition, a further increase in the cost of the Bank’s funding would reduce the interest rate spread that it earns through its lending activities, and thus further reduce the Bank’s interest income.

Concentration of the Bank’s lending activities in a relatively small number of countries could accentuate the Bank’s loan losses if one or more of those countries encounter further economic difficulties.

At December 31, 2002, approximately $2,508 million, or 78%, of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,115 million, or 35%); Argentina ($774 million, or 24%); Mexico ($230 million, or 7%); the Dominican Republic ($220 million, or 7%); and Venezuela ($168 million, or 5%). In addition, at December 31, 2002, 23% of the Bank’s total credits were to nine borrowers in Brazil and 7% of total credits were to four borrowers in Mexico. At March 31, 2003, approximately $2,390 million, or 75%, of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,084 million, or 34%); Argentina ($758 million, or 24%); Mexico ($164 million, or 5%); the Dominican Republic ($237 million, or 7%); and Venezuela ($147 million, or 5%). In addition, at March 31, 2003, 22% of the Bank’s total credits were to nine borrowers in Brazil, 6% of the Bank’s total credits were to four borrowers in the Dominican Republic and 5% of the Bank’s total credits were to three borrowers in Mexico. The Bank’s exposure in each country where it extends credit is subject to the Bank’s Board of Director’s approved country limit process that takes into account not only concentration issues, but also general political and economic risk in each country, prospects for business and funding considerations. A significant deterioration, or further deterioration, of economic conditions in any of these countries or of the financial condition of any of these borrowers could require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect of being accentuated because of this concentration.

Concentration of a substantial portion of the Bank’s funding activities on interbank deposits from central banks required the Bank to significantly reduce its lending when those deposits declined and could do so again in the future.

One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of the Bank’s total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits with the Bank in large part because of the deterioration in the Bank’s financial condition and the resulting downgrades in the Bank’s credit ratings. Overall deposits declined by 65% from $1,571 million at December 31, 2001 to $552 million at December 31, 2002 and, in part as a result, total loans declined by 47% from $4,734 million at December 31, 2001 to $2,517 million at December 31, 2002. Despite this decline in deposits, the Bank was able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets.

At March 31, 2003, the Bank’s overall deposits and total loans amounted to $577 million and $2,381 million, respectively.

The Bank faces the risk that central banks which withdrew deposits during 2002 will not increase the level of their deposits with the Bank, and will further reduce their deposits if the Bank suffers further downgrades of its credit ratings. Failure by central banks to increase their deposit levels with the Bank will make it more difficult to obtain the funding necessary to increase its lending business and improve its profitability. Further withdrawals of deposits by these central banks would force the Bank to further reduce its credit portfolio, thus further reducing net interest income.

The Bank faces liquidity risk which is the risk of not having adequate cash flow to repay its obligations on a timely basis. Also, no government-owned central bank would act as a lender of last resort if the Bank faces a liquidity crisis.

As a bank, the Bank faces liquidity risk, which is the risk of not being able to maintain an adequate cash flow to repay its deposits and borrowings incurred to fund its credit portfolio on a timely basis. Failure to adequately manage the Bank’s liquidity risk could produce a liquidity crisis in which the Bank would not be able to fund these obligations as they become due. The Bank manages its liquidity risk by maintaining its liquidity funds, which are funds generated by demand deposits, call accounts and time deposits placed with it, in short term, highly liquid and high quality investments such as overnight and other short term deposits, negotiable money market instruments, commercial paper and other similar instruments. The primary objectives for these investments are security and liquidity. In order to manage the Bank’s liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management. Management follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001. During 2002, the Bank was able to reduce its obligations by approximately $2.7 billion in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2002, liquidity levels amounted to $479 million, representing a net cash position of 87% of total deposits.

Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if the Bank faced a liquidity crisis, it would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries. In a liquidity crisis, commercial sources of liquidity probably would not be adequate to meet the Bank’s liquidity needs which would result in the failure of the Bank and the intervention of the Panama banking authorities. The central banks of other countries in Latin America would not be authorized to act as lenders of last resort for the Bank if it faced a liquidity crisis because the Bank is a Panamanian bank and not located in their respective countries.

As a bank, the Bank faces interest rate risk which is caused by the mismatch in maturities of interest bearing assets and liabilities. If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

As a bank, the Bank faces interest rate risk because interest-bearing liabilities generally reprice more quickly than interest-earning assets. In this liability sensitive position, failure to adequately manage this mismatch has the potential for reducing the Bank’s net interest income during periods of increasing interest rates. During 2002, the Bank took several steps to reduce the mismatch between assets and liabilities, including an increase in its net cash position and a change in the mix of its liabilities. As a result, at December 31, 2002, the Bank’s cumulative maturity gap for the subsequent six months was positive. The Bank attempts to manage its interest rate risk by matching, where possible, the terms and repricing characteristics of its interest rate sensitive assets and liabilities. However, this is not always possible given the needs of the Bank’s borrowers and the available funding sources and thus the Bank faces the risk that mismatches will again occur in the future, and if they do, that sudden, or unexpectedly large, movements in interest rate levels will reduce the Bank’s net interest income.

Because the Bank lends in U. S. dollars to borrowers whose income generally is in local currencies, it faces the risk that significant local currency devaluations and the imposition of local foreign exchange controls will make it more difficult for the Bank’s borrowers to repay its loans on a timely basis.

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

Sales of additional Class E shares into the public market could reduce their market price.

The Bank is currently preparing a rights offering to its existing shareholders (the “Rights Offering”) and has filed a Registration Statement with the U.S. Securities and Exchange Commission relating to an aggregate of 29.4 million shares of common stock. Although only 14.7 million of these shares are being offered in the form of Class E shares, it is possible that the entire 29.4 million shares could be issued in the form of Class E shares, either through the exercise of the over-subscription privilege in the rights offering, or pursuant to the conversion of Class B shares currently outstanding or issued pursuant to the rights offering. As a result, the total number of Class E shares outstanding in the public market could increase substantially from the 8,985,189 shares outstanding as of March 31, 2003, which could reduce the market price of the Class E shares.

The issuance of additional shares to the holders of Class A and Class B shares in the contemplated Rights Offering and in an offering to a core group of investors (the “Core Support Group”) could increase the effective control of the Bank by the Bank’s Class A and Class B shareholders. These shareholders, which are mostly central banks and local banks in Latin America, may have interests adverse to those of ordinary investors.

The Bank currently has 17,343,193 shares of common stock outstanding of which 4,911,185 are Class A shares, 3,446,819 are Class B shares and 8,985,189 are Class E shares. As a result, the Class A and Class B shareholders together hold approximately 48% of the outstanding shares. The Bank expects to offer up to 29,411,765 shares of its common stock in the Rights Offering and to the Core Support Group. Because of the over-subscription privilege in the Rights Offering, and the arrangements for the sale of unsubscribed shares to the

Core Support Group, it is possible that a disproportionate amount of the shares offered could be acquired, in the form of Class A, Class B or Class E shares, by the Bank’s Class A and Class B shareholders. If the Class A and Class B shareholders acquire in the aggregate 627,186 shares more than the Class E shareholders, the Class A and Class B shareholders together would hold a majority of the Bank’s outstanding shares. In addition, it is possible that members of the Core Support Group who are Class A and Class B shareholders could acquire a majority of the outstanding Class E shares by any or all of the following three ways: (i) in the offering to the Core Support Group, (ii) through the conversion of Class B shares held by them and (iii) through open market purchases of Class E shares.

Under the Bank’s Articles of Incorporation, the holders of the Class A shares currently have the right to elect three of the Bank’s directors, the holders of the Class B shares have the right to elect two directors and the holders of the Class E shares have the right to elect three directors. The holders of all shares, voting as a group, have the right to elect two directors. If, as a result of the Rights Offering and the sale of shares to the Core Support Group, the Class A and Class B shareholders increase their share ownership to a majority of the Bank’s outstanding shares, they would be able to elect 7 of the Bank’s 10 directors (i.e., the 3 Class A directors, the 2 Class B directors and the 2 directors elected by all shareholders), and thus increase their control of the Bank. In addition, if 7,520,824 additional Class A shares are issued to the Class A shareholders, but no other shares are issued, the holders of the Class A shares would be in a position to elect 5 of the Bank’s 10 directors (i.e., the 3 Class A directors and the 2 directors elected by all shareholders), which would give the Class A shareholders effective control of the Bank. Also, if the Class A and Class B shareholders acquire a majority of the Class E shares, and also acquire a majority of all of the outstanding shares, they would be able to elect all 10 of the Bank’s directors.

In addition to the rights to elect directors, the Class A shareholders have supermajority voting rights as a result of which a vote of three quarters of the issued and outstanding Class A shares is required to dissolve the Bank, to amend certain articles contained in the Bank’s Articles of Incorporation, including articles describing the Bank’s purpose and powers, its authorized capital and the composition of the Board of Directors and its fundamental policies and to approve any merger or consolidation of the Bank. These provisions give the Class A shareholders the ability to control the Bank in certain circumstances.

The holders of the Class A shares are central banks of countries in Latin America, banks in which a country is the majority shareholder and other government agencies. The holders of Class B shares are primarily local banks in Latin America.

Many of the Bank’s Class A and Class B shareholders have received and are expected to continue to receive loans from the Bank as part of the Bank’s regular lending activities. As a result, those shareholders may have interests adverse to those of ordinary investors since their primary focus may be on obtaining loans from the Bank rather than the profitability of the Bank. In addition, the central banks which are Bank shareholders have an interest in maintaining the availability of the Bank’s loans for local banks in their jurisdictions, and in protecting local banks which encounter economic difficulties, and these interests may not be consistent with the interests of ordinary shareholders.

The Bank believes that all of its loans are made on the basis of objective credit criteria which are applied regardless of whether the borrower is a shareholder of the Bank. In addition, Panamanian banking regulations limit the ability of the Bank to make loans to shareholders that own 5% or more of the outstanding capital stock of the Bank.

The Bank faces competition from banks that offer similar financing services and have greater resources and access to less expensive funding that it does. The Bank also depends upon its competitors to fund and support its activities and if they cease to do so, it would reduce the Bank’s funding and lending activities. Banking business consolidation in Latin America has reduced the number of the Bank’s local customers and increased the competitive position of international banks.

Most of the competition the Bank faces in the trade financing area and within the markets it serves is from international banks, mostly European and North American, which provide similar financing services to those provided by the Bank. These banks have substantially greater resources and access to less expensive funding than is the case with the Bank, which puts the Bank at a competitive disadvantage. Due to recent economic developments in the Region, the Bank has fewer competitors because many international banks have reduced their exposure in the Region or have withdrawn from the Region altogether. Although some of these international banks compete with the Bank, they are also providers of funding for the Bank and represent a source of business. For example, most of these international banks provide credit facilities to the Bank to finance trade finance activity. The Bank also lends to branches or subsidiaries of certain international banks in the Region. If the Bank’s competitors cease to fund and support its activities as they have done in the past, the Bank may be unable to compete effectively in the markets that it serves. The Bank estimates that international banks with which it competes in the Latin American region provided approximately $1,336.9 million of funding to the Bank or 52% of its total liabilities at December 31, 2002. If these international banks ceased providing this funding to the Bank for competitive reasons, the Bank would be required to further reduce its credit portfolio and seek to replace this funding from other sources which may not be available or would be available only at a substantially higher interest cost.

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

Bank regulation to which the Bank is subject in Panama and the Cayman Islands is less comprehensive than bank regulation in the United States, which could allow it to operate using less conservative banking practices than those required in the United States.

The Superintendence of Banks of Panama regulates, supervises and examines the Bank. In addition, BLADEX Cayman is regulated, supervised and examined by government authorities in the Cayman Islands and the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board. The regulation of the Bank and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from, and is less comprehensive than, the regulation generally imposed on banks in the United States by federal and state regulatory authorities, although banking regulation in Panama is moving towards uniformity with other, more comprehensive, bank regulatory systems, such as in the United States. Under United States law, the New York Agency is subject to on-site examination by New York State and U.S. federal regulators on an annual basis. Under Panama banking law, examinations are required to be carried out every two years. BLADEX Cayman is not subject to regular examination by Cayman Islands banking authorities. Also, limitations on the amount that can be loaned to a single borrower are more strict under New York law, which limits the New York Agency to lending no more than 15% of its capital and surplus to any one borrower, than under Panama banking law which permits loans of up to 30% in some circumstances. There is no similar limit under Cayman Islands banking law. The greater flexibility with respect to lending limits under Panama and Cayman Islands law permit the Bank and BLADEX Cayman to operate using less conservative banking practices with respect to lending limits than if all of the Bank’s lending activities, and the lending activities of BLADEX Cayman, were subject to regulation in the United States. See “Business Overview—Regulation.”

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

The Bank is principally engaged in providing short-term financing to selected commercial banks in the Region, which in turn lend to businesses primarily engaged in foreign trade and to state and private export institutions. During 2002, the Bank provided financing to 59 of its 147 Class B shareholder commercial banks, one of its Class A shareholder central banks and 101 non-stockholder institutions. These non-stockholder institutions consisted of 34 private commercial banks, nine state-owned commercial banks, 39 private corporations, 12 state-owned export organizations, two central banks and five governments. During 2002, 46% of the aggregate principal amount of loans extended by the Bank were made to stockholder commercial banks, 1% were made to stockholder central banks and 53% were made to non-stockholder institutions.

In July 2002, the Bank’s management decided to focus the Bank’s business activities on providing short-term trade financing to banks and to reduce its lending activities with non-bank private entities, which primarily consist of private corporations. Loans to these entities previously were made primarily through co-financings, loan syndications and participations with other banks and generally involved medium-term, rather than short-term, loans which were not extended in connection with specific foreign trade transactions. In December 2002, the Bank’s Board of Directors amended the Bank’s by-laws to formalize this decision to focus on short-term trade financing to banks. This reflected the Bank’s desire, in view of the Bank’s weakened financial condition, to avoid higher risk, longer term loans to non-bank private entities which are not supervised by local bank regulatory authorities and do not have access to a lender of last resort, such as a central bank, in case of financial problems. Total loans outstanding to non-bank private entities at December 31, 2002 constituted 22.8% of the Bank’s total loans.

The majority of the Bank’s short-term loans (defined as loans with an original maturity of less than one year) are extended in connection with specific foreign trade transactions that have been identified by the Bank. During 2002, the Bank extended $2,110 million of short-term loans, which represented 97% of the total loans extended by the Bank during that period. Of these loans, 58% in principal amount were made to commercial banks, 16% were made to central banks, 5% were made to private corporations and 21% were made to state-owned exporting organizations.

The Bank has reduced its medium-term lending activity in connection with its decision to focus on providing short-term trade financing. During 2002, the Bank extended $62 million of medium-term loans (defined as loans with an original maturity of more than one year), representing 3% of the total loans made by the Bank during that period. 72% of these loans were extended to commercial banks, 16% to central banks and 12% to private corporations in the Latin American region. These loans generally had maturities ranging from 1 to 5 years and were made for the purpose of financing the export-related operations of the borrowers, and not specific foreign trade transactions as is the case with most of the Bank’s short-term lending. In 2001, the Bank extended $1,028 million of medium-term loans representing 15% of total loans made during that period.

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

At December 31, 2002, BLADEX Cayman and the New York Agency held $346.6 million and $160.4 million in assets, respectively.

Business Overview

Developments During 2002

The operating results reported for the year ended December 31, 2002 reflect the challenges the Bank faced during a difficult year. As a result of the $278.8 million additional provision taken during 2002 for possible credit losses and the $44.3 million of impairment losses on securities, both relating to the Bank’s Argentine portfolio, coupled with a decline in net interest income from $118.7 million in 2001 to $66.7 million in 2002, the Bank reported a net loss for the year of $268.8 million. The resulting reduction in the Bank’s capital base, along with the increased risk perception in the Region, lead to the contraction of the Bank’s credit portfolio from $6.4 billion at December 31, 2001 to $3.2 billion at December 31, 2002, a decline of 50%. For a detailed explanation of the reasons why the Bank reduced its credit portfolio and how this was accomplished, see the first paragraph under “Business Overview-Credit Portfolio By Country.” The increased risk perception in the Region contributed to the contraction of the Bank’s credit portfolio because it reduced the availability to the Bank of funding for its credit portfolio.

The deterioration of the Bank’s Argentine credit portfolio resulted in substantially all of that credit portfolio being classified as impaired assets during 2002. This resulted in a dramatic increase in the percentage of the Bank’s total credit portfolio represented by impaired assets and off-balance sheet credit items from 2.3% at December 31, 2001 to 26.2% at December 31, 2002. In addition, at December 31, 2002, 58% of the Bank’s credit portfolio was outstanding in Argentina and Brazil.

Even though the Bank reported a $268.8 million net loss for 2002 as a result of the establishment of the additional provisions and the impairment losses, the Bank recorded net income for the third and fourth quarters of 2002 of $15.8 million and $15.0 million, respectively.

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

The problems in Argentina quickly escalated into a full-scale political and economic crisis which resulted in the default by the Argentine government on more than $50 billion of sovereign debt. Efforts by the Argentine government to contain the situation were followed by civil unrest and riots and a succession of government collapses and resignations which added to the uncertainty. To attempt to stem the crisis, the Argentine government abandoned its currency board arrangement which had maintained the value of the Argentine peso at one dollar. This resulted in an immediate devaluation of the Argentine peso, which lost 70 percent of its value compared to the U.S. dollar during 2002. Argentina’s gross domestic product declined by approximately 11 percent during 2002 and the economy experienced an inflation rate of over 40 percent.

The deterioration of the Argentine economy and the accompanying political crisis reduced the capital and earnings of the Bank’s Argentine obligors, including banks and corporations, and made it more difficult if not impossible for them to repay the Bank’s loans. This resulted in substantially all of these loans being treated as impaired assets and required the Bank to make large additional provisions for loan losses and incur impairment losses on securities during 2002.

In addition to the events in Argentina, economic and political developments in other Latin American countries, particularly Brazil and Venezuela, contributed to a dramatic escalation in risk perception throughout Latin America which was accompanied by a decrease in the availability of credit and investment in the Region. This has affected the Bank’s funding activity by making it more difficult for the Bank to obtain the funding for its credit portfolio and by increasing the interest costs for the Bank of borrowing funds or obtaining deposits. In Brazil, investors became increasingly uneasy in the uncertain political environment leading up to the election at the end of October 2002 of the Luis Inacio Lula de Silva. The election was preceded by a rapid decline in the value of the Brazil’s currency and speculation about its ability to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years. These developments in Brazil contributed to the increased risk perception regarding Latin America and thus the decline in funding available to the Bank. In addition, one of the Bank’s rating agencies expressed concern regarding the size of the Bank’s credit portfolio in Brazil given the increased risks of loans in that country. In response, the Bank acted to reduce its credit portfolio in Brazil during 2002 from $2,462 million at December 31, 2001 to $1,115 million at December 31, 2002. In Venezuela, broad-based discontent with the policies of the current Venezuelan government produced a country-wide strike that seriously disrupted economic activity in Venezuela and curtailed the production and export of oil, the major source of Venezuela’s foreign exchange. In addition, other countries in Latin America, including Columbia and Ecuador are facing difficult economic and political circumstances which have contributed to the increasing risk perception.

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

In spite of a difficult environment, the Bank’s efforts at reducing its risk in Argentina, coupled with the benefit of its preferred creditor status, have yielded encouraging results. During 2002, the Bank reduced its credit exposure in Argentina by $340 million, while collecting all but $5.9 million or 87% in interest due on Argentine credit obligations. Even though the Bank was able to reduce its credit exposure in Argentina during 2002, the percentage of the Bank’s total credit portfolio outstanding in Argentina increased from 17.4% at December 31, 2001 to 23.9 % at December 31, 2002 as a result of the fact that the Bank’s total credit portfolio declined by a greater percentage than the Bank’s credit portfolio in Argentina. The $340.4 million reduction in the Bank’s credit portfolio in Argentina was achieved through $263.6 million of loan repayments net of new disbursements, $24.9 million of expirations of off-balance sheet credit risk items, $19.7 million of loans charged off and $32.2 million from changes in estimated fair value adjustments on securities. As a result, the Bank incurred aggregate charges of $63.9 million (representing loans charged off of $19.7 million and impairment loss on securities of $44.3 million) in connection with the reduction. Despite Argentina’s continuing difficulties, the Bank is encouraged by the improving tone of the dialogue and the limited agreement between its government and the IMF, which the Bank hopes will set the stage for the start of a gradual economic recovery.

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

As a result of the Bank’s lower credit ratings and the need for liquidity on the part of some of its depositors, deposits fell in the first half of 2002 and were down by $1,019 million to $552 million at year-end. Approximately 62.7% of this reduction in deposits represented deposits withdrawn by central banks of countries in the Region and approximately 39.2% represented deposits withdrawn by commercial banks in the Region. The generally increased cost of funds has been offset by higher lending margins.

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

In spite of the Bank’s proactive management of the impact of events as described, the Bank’s capital ratios, while well above the minimum required by Panama and Basle guidelines, are weaker than their strong historical levels. The deterioration of the Bank’s financial condition resulted in the downgrading of the Bank’s credit ratings, with one credit rating agency, Fitch, reducing the Bank’s rating to below investment grade. A further reduction of these credit ratings by Moody’s and Standard & Poor’s to below investment-grade would dramatically limit the amount of funding available for the Bank’s lending activities, while substantially increasing its cost. This could result in further losses and an unacceptable reduction in the Bank’s ability to provide needed trade financing in the Region. The Bank’s Board of Directors and management have thus agreed that the Bank must regain its strong capitalization, and that it is neither prudent nor convenient from a business perspective to wait to achieve it gradually through the accumulation of retained earnings.

With these objectives in mind, a plan of recapitalization has been developed with the assistance of outside advisors to raise at least $100 million of additional Tier 1 equity capital through a rights offering. On November 18, 2002, shareholders approved an increase in the number of authorized shares to 185 million. On December 17, 2002, the Bank filed a Registration Statement with the Securities and Exchange Commission relating to a proposed rights offering to the holders of the Bank’s Class A, Class B and Class E common stock. The Bank currently has non-binding preliminary commitments or expressions of interest from a group of existing Class A and Class B shareholders and a small number of other institutions, including multilateral organizations and development banks (the “Core Support Group”), to purchase for investment approximately $100 million of shares to the extent that shareholders do not subscribe for such shares in the rights offering.

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

Until very recently, the Bank has also engaged in lending transactions not related to trade finance in order to service demand and to complement its overall credit relationship with high quality borrower clients. The Bank has developed credit information on its borrowers over an extended period of time. Many of the Bank’s borrowers have been customers and stockholders for periods of over ten years. At December 31, 2002, total non-trade-related loans amounted to $652 million or 36% of the Bank’s total loans (excluding Argentine loans).

In response to recent developments in the Region and the effect of such developments on the Bank, the Bank’s management has decided to focus the Bank’s business activities on providing short-term trade financing to banks. In addition, the Bank’s Board of Directors recently amended the Bank’s by-laws to focus its business activities on providing trade related financing. This reflected the Board’s desire, in view of the Bank’s weakened financial condition, to avoid higher risk, longer-term loans not tied to specific trade transactions. The Bank also believes that lending to private corporations carries a higher risk than lending to banks because banks are supervised by local banking regulatory authorities and in most cases have a lender of last resort in case of financial problems. At December 31, 2002, $1,092 million or 43% of the Bank’s total loans represented non-trade related loans. Of these loans, 2% were made to central banks, 42% were made to private corporations, 31% were made to private sector commercial banks, 2% represented sovereign debt, 14% were made to state-owned commercial banks and 9% were made to state-owned exporting organizations. At that date, $742 million or 68% of these non-trade financing loans were short-term and medium-term loans with a remaining term to maturity of less than one year, and $351 million or 32% were medium-term loans with a remaining maturity of one year or greater.

Credit Portfolio by Country

The Bank’s credit portfolio declined from $6.4 billion at December 31, 2001 to $3.2 billion at December 31, 2002. The decline in the credit portfolio resulted from management’s decision to (i) maintain an adequate level of capitalization following Argentine credit loss provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adapt the balance sheet to smaller funding levels. $2.5 billion of the $3.2 billion reduction in the Bank’s credit portfolio was achieved through loan portfolio repayments from the Bank’s borrowers net of new disbursements, $592 million of the reduction resulted from expirations in the off-balance sheet credit risk portfolio, $20.6 million from loans charged-off, $28.2 million from the sale of loans and securities and $30.5 million from changes in estimated fair value adjustments on securities. Most of the loan reductions occurred in Brazil and Mexico. The additional costs associated with the collection of the credit portfolio were not significant and were limited to minor legal fees.

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

1    At December 31, 2001 and 2002, $291.9 million and $132.0 million represented securities purchased under agreements to resell.

Loan Portfolio

Argentine Loans

The Bank’s Argentine loan portfolio at December 31, 2002 amounted to approximately $694 million. All of these loans, with the exception of $2.5 million of loans specifically covered by the Bank’s preferred creditor status, were classified as impaired assets, including past due loans totaling $117 million which represented loans where the original terms were in default, and $574.4 million of loans that were also considered impaired. Interest on all impaired Argentine loans is being accounted for on a cash basis.

Total Loans

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

Argentine loans increased as a percentage of the Bank’s total loan portfolio from approximately 17% at December 31, 2001, to approximately 28% at December 31, 2002. This increase resulted from the fact that the Bank’s Argentine loan portfolio declined by approximately 14% during 2002 while the Bank’s total loan portfolio declined by approximately 47%, reflecting the inability of the Bank’s Argentine borrowers to repay their loans due to the crisis in Argentina.

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

The following table sets forth information regarding the Bank’s impaired assets at the dates indicated below.

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Impaired loans	$0	$23,786	$14,724	$77,061	$691,472
Allocation from the allowance for loan losses	0	23,786	9,236	17,715	365,346
Impaired loans as a percentage of total loans	0.00%	0.52%	0.30%	1.63%	27.58%
Impaired off-balance sheet credit risks	$0	$0	$0	$20,000	$45,387
Allocation from the allowance for off balance-sheet credit risks	0	0	0	5,180	14,456
Impaired off-balance sheet credit risks as a percentage of total off balance-sheet credit risks	0.00%	0.00%	0.00%	1.97%	10.74%
Par value of impaired securities	$0	$15,000	$9,750	$50,444	$107,218
Estimated fair value adjustments on options and impaired securities	0	11,325 (1)	6,075 (1)	40,356 (2)	72,582 (2)

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Estimated fair value of impaired securities	$0	$3,675	$3,675	$10,089	$34,635
Impaired securities as a percentage of total securities	0.00%	2.06%	0.93%	2.79%	20.90%
Impaired assets as a percentage of Total assets	0.00%	0.53%	0.33%	1.47%	24.79%
Impaired assets and off-balance sheet credit risks as a percentage of total credit portfolio (3)	0.00%	0.64%	0.38%	2.31%	26.19%

(1)	Prior to the adoption of SFAS 133 in 2001, the estimated fair value adjustments of options were charged off against the allowance for losses on guarantees.
(2)	Includes impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and off-balance sheet credit risks.

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

At December 31, 2001, the Bank had identified an off-balance sheet item with an Argentine bank counterparty in the amount of $20.0 million as impaired. At the maturity date, the Bank paid the full amount of the guarantee to a third party and did not receive payment from the Argentine bank to cover this obligation. This transaction is currently registered as an impaired loan. At December 31, 2002, the Bank had identified off-balance sheet items with an Argentine company and two Argentine banks as impaired for a total of $45.4 million for which it has provisioned $14.5 million. Except for these cases, management does not believe that there is a material amount of off-balance sheet items with respect to which it has serious doubts as to the ability of the obligors to comply with the present terms thereunder.

At December 31, 2002 and at March 31, 2003, the Bank had an outstanding loan in the amount of $50 million and $48.9 million, respectively, to Electropaulo of Brazil (“Electropaulo”). Commencing in December 2002, with final documentation being signed on February 28, 2003, this loan was rescheduled as a result of financial difficulties experienced by Electropaulo and its need to extend its debt maturities in line with its anticipated future cash flows. The rescheduling did not reduce the principal amount of the loan or the interest rate but extended the term of the final principal installment of the loan for one year. Electropaulo remains current with respect to the payment of interest on this loan. The Bank’s management determined, based on an analysis consistent with the guidance provided by Financial Accounting Standard 114, that the rescheduling would not result in the Bank incurring any loss on this loan compared to its original terms and that, as a result, the loan should not be considered impaired and did not require the establishment of a specific loan loss allowance. On April 15, 2003, Electropaulo experienced a technical default with respect to a portion of a $305 million syndicated loan outstanding to a group of banks, not including the Bank. This technical default resulted from the failure by Electropaulo to reach an agreement on terms with respect to rescheduling this syndicated loan with two of the banks in the syndicate. The Bank’s management understands that progress is being made with these two banks and that the rescheduling is expected to be completed by the end of May 2003. The Bank’s management does not believe that any of Electropaulo’s creditors have taken action, in response to this technical default, to accelerate the maturity of, or declare in default under cross default provisions, any other indebtedness of Electropaulo. Because of the anticipated rescheduling terms of our $50 million loan prior to December 31, 2002 and progress made by Electropaulo in the rescheduling of a significant amount of its debt obligations, the Bank did not create a specific loan loss allowance for this loan. The Bank’s management also concluded that, based on the overall quality of the Bank’s Brazilian credit portfolio, most of which is outstanding to financial institutions, the $51 million generic allowance for loans and off-balance sheet credit items in Brazil was adequate to cover any potential loss with respect to this loan. The Bank’s management did not change this view as of March 31, 2003 and thus there were no changes with respect to specific or generic loan loss allowances relating to this loan as of that date. Given the technical default which occurred on April 15, 2003, the Bank’s management is monitoring Electropaulo carefully. If, as management assumes, the $305 million syndicated loan is rescheduled promptly, the Bank’s management does not believe any changes will be required with respect to loan loss allowances relating to this loan as of that date. However, if the rescheduling cannot be completed promptly, and certainly by the end of the current fiscal quarter, management will re-examine whether the creation of a specific loan loss allowance for this loan is required.

Impaired Securities

During 2001, the Bank identified impaired securities with a par value of $50.4 million from two Argentine banks and charged an impairment loss of $40.4 million to earnings relating thereto. During 2002, the Bank identified impaired securities with a par value of $107.2 million and charged an impairment loss of $44.3 million, making the cumulative impairment loss on securities for 2001 and 2002 $40.4 million and $84.6 million, respectively. At December 31, 2002, the Bank held impaired securities with a total carrying value of $34.6 million which represents the $107.2 million par value of these securities net of estimated unrealized gross gain of $9.9 million, cumulative impairment loss charged to operations of $(80.1) million and amortization of premiums and accumulated provision for loan restructured as investment of $(2.4) million.

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

	At December 31,
	1998	1999	2000	2001	2002
	(in thousands, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$116,256	$108,753	$117,670	$110,388	$177,484
Provision	11,200	14,700	8,000	77,144	272,586
Recoveries	428	531	307	286	292
Loans charged-off	(19,131)	(6,314)	(15,589)	(10,334)	(20,641)

Balance at the end of the year	$108,753	$117,670	$110,388	$177,484	$429,720
Allowance for losses on off-balance sheet risk:
Balance at beginning of the year	$0	$0	$6,000	$17,200	$17,200
Provision	0	6,000	11,200	0	6,170

Balance at end of the year	0	$6,000	$17,200	$17,200	$23,370
Allowance for losses on guarantees (potential credit and market losses on options)
Balance at beginning of the year	$5,008	$18,416	$6,838	$5,025	$0
Provision charged to expenses	15,534	0	0	0	0
Reclassification due to SFAS 133 adoption	0	0	0	(5,025)	0
Guarantees charged-off	(2,126)	(11,578)	(1,813)	0	0

Balance at the end of the year	$18,416	$6,838	$5,025	$0	$0

Total allowance for credit losses	$127,170	$130,507	$132,613	$194,684	$453,090

Allowance for credit losses to total credit portfolio	1.9%	2.1%	2.0%	3.0%	14.0%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at the dates indicated.

	At December 31,
Country	2000		2001		2002
	Total	%	Total	%	Total	%
	(in millions, except percentages)
Argentina	$49.7	37.5	$111.9	57.5	$379.8	83.8
Bolivia	0.3	0.2	1.1	0.6	0.2	0.0
Brazil	45.9	34.6	45.2	23.2	51.0	11.3
Chile	0.1	0.1	0.1	0.0	0.0	0.0
Colombia	1.2	0.9	2.4	1.3	0.7	0.2
Costa Rica	0.6	0.4	1.7	0.9	0.3	0.1
Dominican Republic	2.8	2.1	1.9	1.0	1.8	0.4
Ecuador	12.1	9.1	3.4	1.7	7.8	1.7
El Salvador	0.2	0.2	0.1	0.1	0.0	0.0
Guatemala	0.4	0.3	0.3	0.1	0.1	0.0
Honduras	0.1	0.0	0.0	0.0	0.0	0.0
Jamaica	0.5	0.4	0.3	0.1	0.4	0.1
Mexico	6.8	5.1	11.0	5.7	0.3	0.1
Nicaragua	1.1	0.8	1.1	0.6	0.6	0.1
Panama	1.0	0.8	0.5	0.3	0.1	0.0
Paraguay	0.1	0.1	0.0	0.0	0.1	0.0
Peru	6.7	5.1	2.5	1.3	0.8	0.2
Trinidad & Tobago	0.1	0.0	0.1	0.0	0.1	0.0
Venezuela	2.4	1.8	10.9	5.6	8.9	2.0
Other	0.7	0.4	0.0	0.0	0.0	0.0

	At December 31,
Country	2000		2001		2002
	Total	%	Total	%	Total	%
	(in millions, except percentages)
Total Allowance for Credit Losses	$132.6	100.0%	$194.7	100.0%	$453.1	100.0%

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower in the Region at the dates indicated.

	At December 31,
	2000	2001	2002
	(in thousands)
Private sector commercial banks	$65,352	$85,209	$127,121
State owned commercial banks	20,275	34,787	117,428
Central banks	6,384	8,702	6,211
Sovereign debt	6,520	1,844	706
State owned exporting organization	7,299	11,405	7,939
Private corporations	26,783	52,738	193,685

Total	$132,613	$194,684	$453,090

Shareholder	$70,745	$105,010	$202,215
Non-shareholder	61,867	89,673	250,875

Total	$132,613	$194,684	$453,090

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

The Banking Law provides that banks in Panama are subject to inspection by the Superintendence of Banks, which must take place at least once every two years. Such supervisory powers of the Superintendence of Banks also extend to a bank’s subsidiaries and branches. The Superintendence of Banks last inspected BLADEX in 2002 and the results of this inspection were fully satisfactory. BLADEX is required to file monthly balance sheets and related financial statements with the Superintendence of Banks. Additionally, banks are required to file with the Superintendence of Banks quarterly and annual statements indicating the performance of their credit facilities and other reports and information, as prescribed by the Superintendence of Banks. In addition, banks are required to make available for inspection their accounting records, minutes, reports on cash on hand, securities, receipts, and any other reports or documents that are necessary for the Superintendence of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendence of Banks for violations of Panamanian banking laws and regulations. The Bank has kept the Superintendence of Banks advised of developments with respect to its Argentine credit portfolio and the progress of its recapitalization plan.

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

The regulation of the New York Agency by New York State and federal banking authorities extends only to the activities of the New York Agency and not the activities of the Bank outside of the United States. As a result, only 5.48% of the Bank’s assets and 5.85% of its net interest income in 2002 were subject to this regulation.

Comparison of United States, Panama and Cayman Islands Banking Regulation

Since enactment of the Banking Law in Panama in 1998, the regulation and supervision of BLADEX in Panama is broadly similar to the regulation and supervision of comparable banking organizations in the United States. The supervision and regulation of banks holding a Class B license in the Cayman Islands, including BLADEX Cayman, for the most part is substantially less stringent than banking regulation and supervision in the United States. The following discussion highlights the principal differences in the three jurisdictions, with respect to key aspects of banking regulation and supervision.

Capital Adequacy.   The key measure of bank soundness internationally is the risk-based capital standards under the Basle Accord. In the United States, both domestic banks and foreign banks that operate offices in the United States generally are required to comply with the Basle guidelines. Under the Banking Law, Panama banks, including BLADEX, are likewise subject to the Basle guidelines. The Cayman Islands Monetary Authority likewise has adopted the Basle standard. Accordingly, there is no significant difference among the three jurisdictions in this regard.

Deposit-taking.   Under the Banking Law, BLADEX has full power to accept deposits in Panama from residents and non-residents of Panama. Banks in the United States that take deposits from the public are required to have FDIC insurance. However, agencies of foreign banks, including the New York Agency, are prohibited from taking deposits from U.S. residents. Similarly, banks holding a Class B license in the Cayman Islands, such as BLADEX Cayman, may not take deposits from Cayman residents.

Lending Limits.   Limitations on the amount that can be loaned to a single borrower, or group of related borrowers, is considered an important aspect of bank safety and soundness in the United States. Under New York law, banks generally are limited to lending no more than 15% of their capital and surplus to any one borrower or group of related borrowers. An additional 10% may be loaned if fully secured. Federal law imposes similar requirements on national banks and federally-licensed branches and agencies of foreign banks. Because BLADEX operates in New York through the New York Agency, these limitations apply to the Bank’s total capital and surplus. The limitations under the Banking Law in Panama are somewhat less stringent, since up to 25% may be loaned unsecured. Also, as an Exempted Bank, BLADEX may lend up to 30% in some circumstances. There is no applicable limit under Cayman law; however, BLADEX Cayman may only engage in banking transactions outside of the Cayman Islands.

Insider Lending.   United States banks that are FDIC-insured are subject to limitations on loans to officers and directors (“insiders”), but are exempt from the prohibition on loans to insiders enacted into law in 2002 under the Sarbanes-Oxley Act. Because it issues securities registered with the Securities and Exchange Commission and is not FDIC-insured, BLADEX is subject to an outright prohibition on insider lending, and in this respect is more stringently regulated than most United States domestic banks. Under Panama law, BLADEX is subject to percentage limitations on insider lending that in some cases may be more liberal than under United States law. Under the Sarbanes-Oxley Act, however, the United States prohibition applies to loans made by BLADEX to insiders, even if made outside the United States. There is no insider lending prohibition under Cayman law.

Comprehensive Consolidated Supervision.   Foreign banks are not permitted to open offices in the U.S. unless the Federal Reserve determines that they are subject to “comprehensive consolidated supervision” (“CCS”) on a worldwide basis by their home country regulator. Because the New York Agency was established prior to 1991, it has not been required to meet this standard. To date, the Federal Reserve has not made a determination that any Panamanian bank is subject to CCS. However, such a determination would only be made in the context of an application by a Panamanian bank to establish or expand its operations in the United States. All banks operating in Panama, both domestic and foreign, are also subject to CCS. Foreign banks are not permitted to open offices in Panama unless the Superintendence of Banks determines that the foreign bank is subject to CCS by its home country regulator. Foreign offices and subsidiaries of Panamanian banks located outside of Panama are subject to supervision by the Superintendence of Banks under CCS. There is no comparable standard under Cayman law.

Reporting and Examination.   Under United States law, all banks are subject to on-site examination by State and federal regulators on an annual basis. In addition, foreign banks with a branch or agency in New York, including BLADEX, are required to file annual reports with the Federal Reserve and the New York State Banking Department, and are required to notify the Federal Reserve if they undergo significant changes in structure in the United States, such as by establishing a subsidiary. Under Panama law, examinations are required to be carried out at least every two years. In addition, banks are required to file monthly, quarterly and annual reports with the Superintendence of Banks and are also required to notify, and in some cases obtain prior approval from, the Superintendence of Banks if they undergo significant changes in structure. BLADEX Cayman is not subject to regular examination by the Cayman Monetary Authority. However, the Governor-in-Council and the Managing Director of the Authority have authority to investigate its affairs as they deem necessary or appropriate.

Organizational Structure

See “—History and Development of the Company.”

Property, Plant and Equipment

The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which were completed in 1983. The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site in the banking district of the city. During 1997, the Bank expanded its principal office space to accommodate the Bank’s existing growth. In early 1999, the Bank began renting office space in a nearby building, expanding its office space by 750 square meters. In 2002, this rented office space was reduced to 175 square meters. In addition, the Bank leases the following office space: (i) 150 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (ii) 149 square meters for BLADEX Representacao Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, and (iii) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico. Prior to the attack on New York’s World Trade Center on September 11, 2001, the Bank leased office space for its New York operations, including the New York Agency, at One World Trade Center, 32th floor, Suite No. 3227, New York, NY 10045. On October 1, 2002, after leasing temporary office space for its New York operations, the Bank began leasing 302 square meters of permanent office space at 708 Third Avenue, 16th Floor, New York, NY 10017. See also Note 9 to the Consolidated Financial Statements

Item 5.         Operating and Financial Review and Prospects

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

A prolonged economic crisis in Argentina resulted in 2001 in a default on the country’s public sector external debt. The Argentine crisis has had a significant adverse effect on the Bank’s financial condition and results of operations because it has been required to make large additions to its loan loss reserves to provide for expected losses on the Bank’s Argentine credit portfolio. If economic conditions in countries in the Region where the Bank conducts lending activities deteriorate further, the Bank could be required to make further credit loss allowances, which would adversely affect the Bank’s capital and earnings. In addition, as discussed in more detail below, the deterioration in the Bank’s financial condition resulting from the deterioration in the quality of the Bank’s Argentine credit portfolio has resulted in a reduction in the Bank’s credit rating by one credit rating agency to below investment grade and has threatened the Bank’s remaining investment grade credit ratings. In addition, it has affected the Bank’s funding activity resulting in a 65% decline in the Bank’s deposits during 2002 and increased difficulty in obtaining funding for the Bank’s credit portfolio. As a result, the Bank experienced a 49% decline in its credit portfolio during 2002 which was accompanied by a 44% decline in the Bank’s net interest income for 2002 compared to 2001.

In 2002, the Argentine government ended the parity between the Argentine peso and the U.S. dollar. This was followed by a rapid devaluation of the Argentine peso which declined in value compared to the U.S. dollar by more than 70% during 2002. This devaluation dramatically increased the difficulty for the Argentine government and private sector borrowers in Argentina, such as the Bank’s borrowers, of repaying their dollar denominated obligations. The Bank’s borrowers in Argentina receive most, if not all, of their income in Argentine pesos and thus repaying their dollar denominated loans to the Bank will require a much larger number of pesos than was the case when the loans were extended. In addition, the dramatically reduced levels of business activity in Argentina and the lack of funding available to banks have drastically reduced lending activities in Argentina thus eliminating the principal source of income for Argentine banks and making it that much more difficult for the Bank’s borrowers to repay their loans. The recent decision of the Supreme Court of Argentina holding that the action of the Argentine government in converting to pesos dollar deposit that the Province of San Luis maintained with Banco de La Nacion exacerbates the problem for Argentine banks since it means that these banks will now be required to repay these deposits in U.S. dollars rather than Argentine pesos, which results in a dramatic increase in their financial obligations in peso terms. The upcoming presidential elections in Argentina scheduled for April 2003 create additional uncertainty because of the risk that a new administration will be elected which will not proceed with the difficult measures required to begin resolving the crisis.

The Bank’s Argentine credit portfolio at December 31, 2002 (consisting of loans at book value, investment securities at estimated fair value and off-balance sheet credit risks) amounted to $774 million, which represented a reduction of $340 million from December 31, 2001. Although the Bank reduced its Argentine credit portfolio by $340 million, the percentage of the Bank’s entire credit portfolio that is outstanding in Argentina increased from 17.4 % at December 31, 2001 to 23.9% at December 31, 2002, and the percentage of the Bank’s total loan portfolio outstanding in Argentina increased from 17.0 % to 27.6% at the same dates. This reflected the fact that the Bank’s total credit portfolio declined at a greater rate during 2002 than its Argentine credit portfolio. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank’s loans in Argentina have been converted to Argentine pesos. During 2002, the Bank collected interest from Argentine borrowers of approximately $38.2 million (including $16.6 million received after the credits were classified as impaired) representing 87% of interest due from those borrowers, while interest in the amount of $5.9 million was past due at December 31, 2002.

Even with the benefit of the Bank’s confirmed preferred creditor status, given the continued severity of the Argentine crisis, the Bank believes that it will have to renegotiate and restructure loans, and that it will also face substantial write-offs related to its Argentine portfolio.

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

During 2002, the Bank reduced its credit portfolio in Brazil by approximately 55% from $2,461 million at December 31, 2001 to $1,115 million at December 31, 2002. This reduction occurred in connection with the overall 50% reduction of the Bank’s credit portfolio, from $6.4 billion at December 31, 2001 to $3.2 billion at December 31, 2002 which reflected the Bank’s reduced deposit levels and access to funding. Although the Bank reduced its Brazilian credit portfolio by approximately 55% during 2002, the Bank’s Brazilian credit portfolio still represented 34.5% of the Bank’s total credit portfolio, and its Brazilian loan portfolio constituted 37% of its entire loan portfolio, at December 31, 2002. The credit portfolio reduction in Brazil also was made in response to management’s concern about the increased level of risk regarding the Bank’s Brazilian credit portfolio exposure because of the uncertain political and economic environment leading up to the election at the end of October 2002 of Luis Ignacio Lula da Silva. The election was preceded by the rapid decline in the value of Brazil’s currency and speculation about the ability of Brazil to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years. Given the adverse effect on the Bank during 2002 of the deterioration of the Bank’s Argentine credit portfolio, including the need to create additional credit loss allowances, the Bank’s management determined that it should reduce its credit exposure in Brazil as quickly as possible in order to mitigate the possible impact on the Bank of a deterioration of the political and economic situation in Brazil. During 2002, the Bank increased its general allowance for credit losses allocated to Brazil by $6 million or approximately 13% as a result of the increased risk perception regarding Brazil, its political and financial situation and downgrades in its credit ratings during 2002.

The deterioration of the Bank’s financial condition has had a significant negative impact on the Bank’s asset base and capital, and resulted in one rating agency, Fitch, reducing the Bank’s credit rating to below investment grade and has threatened the Bank’s remaining investment-grade credit ratings. As a result, the Board of Directors and management believe that the Bank must raise a minimum of $100 million of Tier 1 capital to provide it with a prudent level of capitalization in view of the environment in which it operates. The Bank also believes that this additional capital is needed in order to avoid having Moody’s and Standard & Poor’s downgrade the Bank to below investment-grade and continue to fulfill in a significant way the Bank’s primary role of providing trade financing to borrowers in Latin America.

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

One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits with the Bank. The Bank believes that the central banks withdrew these deposits as a result of the Bank’s lower credit ratings and the need for liquidity on the part of some of these central banks. Overall deposits declined by 65% from $1,571 million at December 31, 2001 to $552 million at December 31, 2002 and, in part as a result, total loans declined by 47% from $4,734 million at December 31, 2001 to $2,517 million at December 31, 2002. Despite this decline in deposits, the Bank was able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets. A further reduction in the Bank’s credit ratings, or further deterioration in economic conditions in the Region creating the need for liquidity on the part of central banks, would likely result in further withdrawals of deposits by central banks and other depositors.

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

Average Balance Sheet Assets, Liabilities and

Common Stockholders’ Equity and Interest Income and Expense

	Year Ended December 31,
	2000			2001			2002
Description	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(in thousands, except percentages)
INTEREST-EARNING ASSETS
Interest-bearing deposits with banks	$285,022	$17,962	6.20%	$395,190	$14,227	3.55%	$557,255	$9,614	1.70%
Securities purchased under agreements to resell	0	0	0.00	181,384	4,919	2.67	182,258	4,660	2.52
Loans, net	4,437,714	357,719	7.93	4,919,701	325,157	6.52	2,941,200	117,450	3.94
Impaired loans	25,534	504	1.94	12,822	262	2.01	422,412	16,572	3.87
Investment securities	286,276	26,401	9.07	434,166	33,857	7.69	261,295	17,505	6.61

TOTAL INTEREST-EARNING ASSETS	$5,034,546	$402,586	7.87%	$5,943,262	$378,422	6.28%	$4,364,420	$165,800	3.75%

Non-interest-earning assets	$130,117			$146,149			$85,674
Allowance for loan losses	(118,910)			(116,127)			(323,110)
Other assets	12,313			29,441			25,067

TOTAL ASSETS	$5,058,066			$6,002,725			$4,152,052

INTEREST-BEARING LIABILITIES
Deposits
Demand	$9,924	$204	2.03%	$5,815	$42	0.72%	$5,131	$37	0.71%
Time	1,675,413	108,478	6.37	1,733,010	74,480	4.24	786,470	15,247	1.91
Short-term borrowings and placements	1,258,492	87,238	6.82	1,705,731	89,357	5.17	1,218,036	33,555	2.72
Medium- and long-term borrowings and placements	1,296,549	93,996	7.13	1,714,333	95,803	5.51	1,568,723	50.306	3.16

TOTAL INTEREST-BEARING LIABILITIES	$4,240,378	$289,916	6.72%	$5,158,889	$259,683	4.96%	$3,578,360	$99,145	2.73%

Non interest bearing liabilities and other liabilities	$115,883			$128,638			$113,911

TOTAL LIABILITIES	$4,356,262			$5,287,527			$3,692,271

Redeemable preferred stock	16,689			15,387			13,624
Common stockholders’ equity	685,115			699,811			446,157

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY	$5,058,066			$6,002,725			$4,152,052

NET INTEREST SPREAD (1)			1.14%			1.32%			1.01%
NET INTEREST INCOME AND NET INTEREST MARGIN (2)		$112,670	2.24%		$118,739	2.00%		$66,655	1.53%

(1)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Net interest margin is computed by dividing net interest income (total interest earned minus total interest paid) by the average balance of interest-earning assets.

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

Provision for Loan Losses

The Bank’s provision for loan losses increased by $8.0 million in 2000, by $77.1 million in 2001 and by $272.6 million in 2002. The provision for loan losses taken during 2000 was mostly related to impaired loans in the amount of $14.7 million identified during this period.

The higher provisions for loan losses in 2001 were mostly related to the Bank’s exposure in Argentina. At the end of 2001, the Bank identified Argentine impaired loans in the amount of $76.1 million in respect of which $16.7 million was allocated to the allowance for loan losses. The balance of the increase in the provision for loan losses in 2001 was related to general allowances for loan losses in connection with the rest of the Bank’s loan portfolio in Argentina. A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures. These included foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt in January 2002. As a result, credit ratings for Argentina were reduced by the major rating agencies, which triggered an increase in general allowances for loan losses at the end of 2001. At December 31, 2001, the general allowance for loan losses amounted to $159.8 million, of which $85.0 million was allocated to Argentina, $42.9 million to Brazil, $10.9 million to Venezuela, $10.0 to Mexico and $11.0 million to other countries.

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

The $4.5 million or 10.5% increase in general allowances allocated to Brazil in 2002 compared to 2001 was the result of the increased risk perception of the country, its political and financial situation and downgrades in its credit ratings during 2002, the impact of which was offset in part by the 54% decline in the Bank’s loan portfolio in Brazil during 2002. The $2.0 million or 18% decline in the general allowances allocated to Venezuela in 2002 compared to 2001 reflects the 38% decline in the Bank’s loan portfolio in Venezuela, a country which experienced political and economic difficulties during 2002. The sharp decline in the general allowances allocated to Mexico in 2002 compared to 2001 reflects the 83% decline in the Bank’s loan portfolio in Mexico as well as the upgrade in Mexico’s credit rating to investment-grade during 2002.

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

	For the Year Ended December 31,
	2000	2001	2002
	(in thousands)
Letters of credit	$7,111	$5,794	$3,655
Guarantees:

	For the Year Ended December 31,
	2000	2001	2002
Options	1,529	0	0
Other guarantees	7,530	5,651	2,305
Country risk coverage business	6,595	3,061	1,997
Loans	2,035	428	968

TOTAL COMMISSION INCOME	$24,801	$14,934	$8,925

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

The allowance for off-balance sheet credit risk was created in 1999 and reflected the Bank’s estimate of probable losses on off-balance sheet credit risk items, such as confirmed letters of credit, stand-by letters of credit and guarantees, including country risk coverage guarantees. At December 31, 1999, the allowance for off-balance sheet credit risk amounted to $6.0 million which represented a general reserve allocated to off-balance sheet items of $1,204 million, which included exposure in countries with a single B credit rating or lower such as Brazil, the Dominican Republic and Ecuador, and countries deemed higher risk such as Argentina and Peru, which represented 71% of the Bank’s total off-balance sheet exposure (excluding put options of $150 million).

During 2000, the Bank increased its allowance for off-balance sheet credit risk by $11.2 million to a total of $17.2 million, which represented a general allowance reflecting the increase in the Bank’s off-balance sheet credit exposure in Argentina from $185.3 million in 1999 to $246.3 million in 2000. Country risk in Argentina increased during 2000, as financial markets virtually closed for Argentina and the government entered into an agreement with the IMF, backed by a $40 billion emergency financing package. At the time, the Bank’s off-balance sheet credit exposure outside Argentina declined from $1,019 million at December 31, 1999 to $818.6 million at December 31, 2000, with the off-balance sheet credit distribution by country basically the same as in 1999.

The Bank maintained its allowance for off-balance credit risk at $17.2 million at December 31, 2001. At December 31, 2001, the Bank identified impaired off-balance sheet credit items of $20 million in Argentina and created specific allowances of $5.2 million for these items from the allowance for off-balance sheet credit risk. The $12 million balance in the allowance for off-balance credit risk remained a general allowance at December 31, 2001. The resulting $5.2 million decline in the general allowance for off-balance sheet credit risk as of December 31, 2000 reflected the decline in the Bank’s off-balance sheet credit risk outside Argentina from $818.6 million at December 31, 2000 to $680.2 million at December 31, 2001, combined with allowance reductions in countries such as Mexico as the portfolio shifted to shorter tenors, and the Dominican Republic as a result of credit rating upgrades that year by Standard & Poor’s and Moody’s.

The reclassification of the entire Argentine portfolio as impaired during 2002 resulted in a $6.2 million net increase in the allowance for off-balance sheet credit risk, with a total of $14.5 million allocated to specific impaired items and $8.9 million allocated to the general allowance. This increase took place despite a nearly 48% drop in non-Argentine off-balance sheet exposure that year.

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

Gain (loss) on Foreign Currency Exchange

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. The effects of translating assets and liabilities into the U.S. dollar are included in gain (loss) on foreign currency exchange. During 2000, 2001 and 2002, the Bank generated income in the amount of $80 thousand, a loss in the amount of $21 thousand and income of $301 thousand, respectively, related to foreign currency transactions.

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

Changes in Financial Condition

Total assets were $2.9 billion at December 31, 2002, compared to $5.9 billion at December 31, 2001 and $5.7 billion at December 31, 2000. The following table summarizes changes in components on the Bank’s balance sheet at the dates indicated below:

	At December 31,
	2000	2001	2002
	(in $ thousands)
ASSETS
Cash and due from banks	$1,435	$1,989	$828
Interest-bearing deposits with banks	312,128	556,682	478,436
Securities purchased under agreements to resell	0	291,871	132,022
Investment securities	395,459	362,098	165,714
Loans	4,927,465	4,733,710	2,516,512
Less:
Allowance for loan losses	(110,388)	(177,484)	(429,720)

	At December 31,
	2000	2001	2002
	(in $ thousands)
Unearned income	(10,686)	(20,121)	(9,485)

Loans, net	4,806,392	4,536,105	2,077,307

Customers’ liabilities under acceptances	7,420	31,888	34,840
Premises and equipment	4,501	5,478	5,087
Accrued interest receivable	102,152	74,400	15,412
Derivative financial instruments-assets	0	53,915	6,571
Other assets	31,195	7,840	13,050

TOTAL ASSETS	$5,660,682	$5,922,267	$2,929,267

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	1,743,842	1,571,359	551,973
Short-term borrowings and placements	1,509,880	1,823,324	647,344
Medium and long-term borrowings and placements	1,582,479	1,787,161	1,285,493
Acceptances outstanding	7,420	31,888	34,840
Accrued interest payable	60,467	39,894	11,872
Derivative financial instruments-liabilities	0	16,128	20,020
Other liabilities	41,578	38,862	36,325

TOTAL LIABILITIES	$4,945,666	$5,308,617	$2,587,868

Redeemable preferred stock	$15,810	$15,232	$12,476

COMMON STOCKHOLDERS’ EQUITY
Common stock, no par value	132,851	133,217	133,235
Treasury stock	(20,841)	(85,634)	(85,634)
Capital surplus	144,522	145,456	145,490
Capital reserves	305,210	305,210	95,210
Accumulated other comprehensive loss	0	(506)	(118)
Retained earnings	137,462	100,674	40,740

TOTAL COMMON STOCKHOLDERS’ EQUITY	$699,205	$598,418	$328,923

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,660,682	$5,922,267	$2,929,267

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

Securities Purchased under Agreements to Resell

During 2001, the Bank purchased securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. The purchased securities generally consist of U.S. Treasury Bills and other debt securities. At December 31, 2002 securities purchased under agreements to resell with counterparties in Argentina had a carrying value of $132.0 million, compared to $291.9 million at

December 31, 2001 and to $0.0 at December 31, 2000. The decrease in securities purchased under agreements to resell during 2002 came as a result of the Bank’s decision to reduce its Argentine counterparty exposure, even though all of these securities were fully collateralized with U.S. Treasury securities and, in accordance with market practice, had the benefit of a cash margin call provision. The Bank includes these reverse repurchase transactions in its credit portfolio and classifies them as United States country risk.

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

Other than Temporary Impairment on Securities

A decline in value of a security is deemed other than temporary when, among other things, the decline in fair value has been, in the judgement of management, for an extended period of time and/or the payment of interest and principal are past due. In these cases, the carrying value of the security is written down to its estimated fair value through a charge against earnings, characterized as impairment loss on securities. Premiums and discounts are amortized or credited over the life of the related security as an adjustment to yield using a method that approximates the method used for interest.

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

On January 1, 2003, FASB issued SFAS No. 148 (Accounting for Stock-Based Compensation – Transition and Disclosure). SFAS No. 148, which amends SFAS No. 123, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires additional disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of this method on reported results. At December 31, 2002, the Bank had not decided to adopt the recognition provision set forth in SFAS No. 148. Nevertheless, the Consolidated Financial Statements include all the disclosures required by the new pronouncements issued. See Note 16 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46 (Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51) (“FIN 46”). According to FIN 46, consolidation may be required when a variable interest entity cannot finance its activities without some kind of special arrangement. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also adds disclosure requirements for certain variable interest entities that may not need to be consolidated. The disclosure requirements apply to all financial statements issued after January 31, 2003. FIN 46 does not currently apply to the Bank since all of the Bank’s subsidiaries have been consolidated in the Consolidated Financial Statements.

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

Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2002.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in millions)
Long-term debt obligations	$1,285	$838	$428	$19	$0
Short-term debt obligations	647	647	0	0	0
Leasehold Obligations	2	1	1	0	0
Other Long-term obligations	20	6	6	8	0

Total contractual cash obligations	$1,954	$1,491	$435	$28	$0

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in millions)
Lines of credit	$49	$49	$0	$0	$0
Standby letters of credit	133	133	0	0	0
Guarantees	206	120	81	5	0
Other commercial commitments	73	5	25	43	0

Total Commercial Commitments	$460	$307	$106	$48	$0

At December 31, 2002, the Bank had no material commitments for capital expenditures.

Stock Repurchases

During 2000, the Bank repurchased stock under two stock repurchase programs described under “Key Information—Common Stockholders’ Equity” in the amount of $20.9 million, which was funded out of earnings. During 2001, the Bank repurchased stock in the amount of $64.8 million, which was funded out of retained earnings from prior years.

The Bank’s liquidity position of $313.5 million and $558.7 million at December 31, 2000 and December 31, 2001, respectively, was sufficient to fund these stock repurchases. The Bank did not use any equity derivative contracts to hedge the risk relating to these purchases.

Item 6.        Directors, Senior Management and Employees

Directors and Senior Management

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held With The Bank	First Year as Director	Year Term Expires
CLASS A
Rubens Amaral Managing Director and General Manager, Banco do Brazil, New York	Brazil	Director	2000	2004

Guillermo Güémez García Deputy Governor, Banco de Mexico, Mexico	Mexico	Director	1997	2005

Santiago Perdomo Maldonado(1) President, Red Multibanca Colpatria	Colombia	Director	2003	2005

CLASS B
Ernesto A. Bruggia General Manager, Banco de la Provincia de Buenos Aires, Argentina	Argentina	Director	1996	2005

CLASS E
Will C. Wood Principal Kentwood Associates, California	U.S.A.	Director	1999	2003

Name	Country of Citizenship	Position Held With The Bank	First Year as Director	Year Term Expires

Sebastiao Toledo Cunha Managing Director, International Area Banco Santos S.A., New York	Brazil	Director	1995	2004

Mario Covo Chief Executive Officer, Finaccess International, Inc., New York	Mexico	Director	1999	2005

ALL CLASSES OF COMMON STOCK
José Castañeda Chief Executive Officer, BLADEX, Panama	Peru	Director	2000	2003
Gonzalo Menéndez Duque (2) Director Banco de Chile, Chile	Chile	Director	1990	2003

(1)	Mr. Perdomo Maldonado was elected as a director on March 26, 2003 by the Board to complete the term of Mr. Miguel Gómez, who resigned effective December 2, 2002.
(2)	Class B Director from 1990 to 2000; elected as a Director to represent all classes of common stock in April of 2000. In April 2002, was elected Chairman of the Board of Directors.

As of the date hereof, there is one vacancy on the Bank’s Board of Directors as a result of the resignation of Valentin E. Hernandez which took effect in June 2002. Although the Bank’s Class B shareholders could have elected a new Class B director to fill this vacant position at the Bank’s Annual Meeting of Stockholders in April of 2003, they did not do so. The Board of Directors intends to fill this position in the near future.

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

Santiago Perdomo Maldonado has served as President of Banco Colpatria – Red Multibanca Colpatria since May 1999. Mr. Perdomo Maldonado has been employed by Banco Colpatria in various capacities since 1994, including; as Executive Vice President from November 1998 to April 1999, as President from September 1994 to October 1998, and as Executive Vice President of Corporación Colpatria from February 1994 to August 1994. Previously, he was Manager of Corredora Bursatil from March 1993 to January 1994. Mr. Perdomo Maldonado has also served as Manager of Colpatria Sociedad Administradora from September 1991 to February 1993, and as Manager of Corporate Banking from July 1981 to August 1991.

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

José Castañeda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Río de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castañeda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and by Banco de Crédito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager - Government and Financial Institutions Group from 1968 to 1979.

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

Jaime Rivera has served as the Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, in Argentina and in Guatemala, as Credit and Marketing Manager in

Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

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

Joaquín Uribe has served as Senior Vice President, Processes, Technology and Operations of the Bank since July 2002. Mr. Uribe previously served as Vice President, Processes, Technology and Operations of the Bank since September 2001. He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer—Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer—Consumer Banking from 1998 to 2000, and V.P.—Head of Technology—Consumer Banking from 1997 to 1998. Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office. Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

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

At its meeting in April of 2002, the Audit Committee recommended to the Board of Directors that it retain KPMG Peat Marwick Panama as its external independent auditors for the year 2002. The aggregate amount of fees paid by the Bank to its independent auditors in connection with external audit and non-audit services for the fiscal year ended December 31, 2002 were approximately $209,390 and $57,079, respectively.

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

The following table sets forth the names of the members of the Advisory Council of the Bank as of the date hereof and certain other information.

Name	Position	Country of Citizenship
Luis Pagani	President Arcor S.A. I. C.	Argentina
Roberto Teixeira Da Costa	Vice Chairman of the Board Sul America, S.A.	Brazil
Nicanor Restrepo Santamaría	President Cía. Suramericana de Seguros, S. A.	Colombia
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile
Eugenio Clariond	Chief Executive Officer Grupo Imsa, S. A. de C. V.	Mexico

Name	Position	Country of Citizenship
Alberto Motta, Jr.	Vice President Inversiones Bahía Ltd.	Panama
Alfredo Riviere	President Sural, C. A.	Venezuela

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

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of December 31, 2002	Number of Shares that may be Acquired within 60 Days of Dec 31, 2002	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan
José Castañeda (1) Chief Executive Officer	42,726	64,666	55,648	20,526	0	350

Jaime Rivera Chief Operating Officer	0	0	0	0	0	0

Miguel Moreno Senior Vice President – Comptroller	0	0	0	0	0	0

Christopher E. D. Hesketh (2) Senior Vice President – Treasury	4,500	30,534	25,433	11,150	0	228

Haydeé A. de Cano (3) Senior Vice President – Administration and Human Resources	300	33,540	29,720	8,730	0	176

Carlos Yap S. (4) Senior Vice President – Finance	0	264,567	21,905	10,492	0	146

Miguel A. Kerbes (5) Senior Vice President – Risk Management	0	0	0	3,750	0	0

Joaquín Uribe Senior Vice President – Processes, Technology and Operations	0	0	0	0	0	0

(1)	Mr. Castañeda’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 18,000 on October 13, 1995, 14,000 on January 31, 1997, 14,000 on February, 1998, 4,666 on February 4, 1999 and 4,982 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 6,526 on February 4, 2000, and 14,000 on February 6, 2001.
(2)	Mr. Hesketh’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 7,700 on October 13, 1995, 6,000 on January 31, 1997, 7,000 on February 6, 1998, 2,500 on February 4, 1999 and 2,233 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 4,150 on February 4, 2000, and 7,000 on February 6, 2001.
(3)	Ms. de Cano’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 8,350 on October 13, 1995, 6,500 on January 31, 1997, 6,600 on February 6, 1998, 4,000 on February 4, 1999 and 4,270 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 2,730 on February 4, 2000, and 6,000 on February 6, 2001.
(4)	Mr. Yap’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 5,234 on October 13, 1995, 6,000 on January 31, 1997, 6,000 on February 6, 1998, 2,333 on February 4, 1999 and 2,338 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 3,492 on February 4, 2000, and 7,000 on February 6, 2001.
(5)	Mr. Kerbes´s stock options under the 1999 Stock Option Plan were granted in February 6, 2001.

The exercise prices of the options granted to the executive officers listed above under the 1995 Stock Option Plan and the 1999 Stock Option Plan are set forth below.

Date of Grant	Exercise Price
October 13, 1995	$41.56
January 31, 1997	51.19

Date of Grant	Exercise Price
February 6, 1998	42.56
February 4, 1999	23.03
February 4, 2000	23.16
February 6, 2001	32.88

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

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2002:

	At December 31, 2002
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina	462,543	9.4%	2.7%
Banco de la Nación Peru	446,556	9.1	2.6
Banco Central del Paraguay	434,658	8.8	2.5
Banco do Brazil	431,217	8.8	2.5
Banco Central del Ecuador	431,217	8.8	2.5
Banco del Estado de Chile	323,413	6.6	1.9
Banco de Comercio Exterior de Venezuela	288,253	5.9	1.7

Total Shares of Class A Common Stock	4,911,185	100.0%	28.3%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	435,360	11.6%	2.5%
Mizuho Corporate Bank Ltd	294,345	7.8	1.7
The Bank of Tokyo – Mitsubishi Ltd	294,345	7.8	1.7
Banco de la Nación Peru	288,807	7.7	1.7

Total Shares of Class B Common Stock	3,746,721	100.0%	21.6%

Class E*	Number of Shares	% of Class	% of Total
Harris Associates	1,845,000	21.2%	10.6%
Brandes Investment	1,036,000	11.9	6.0
Fidelity Management	770,200	8.9	4.4
Artisan Partners	583,900	6.7	3.4
Genesis Inv. Management	527,352	6.1	3.0
Mellon Bank Corp.	443,300	5.1	2.6

Total Shares of Class E Common Stock	8,685,287	100.0%	50.1%

Total Shares of Common Stock	17,343,193		100.0%

*Source:	Schedule 13G filings with the Securities and Exchange Commission.

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

	Price per Class E Share (in $)
	High	Low
1998	44.00	12.94
1999	34.13	16.19
2000	34.88	21.25
2001	37.70	25.30
2002	29.70	2.00

	Price per Class E Share (in $)
	High	Low
2001:
First Quarter	34.75	30.60
Second Quarter	37.70	30.75
Third Quarter	37.40	27.43
Fourth Quarter	34.60	25.30
2002:
First Quarter	29.70	15.50
Second Quarter	22.25	11.40
Third Quarter	12.50	2.00
Fourth Quarter	5.00	2.08
2003:
First Quarter	6.54	4.01

	Price Class E Share (in $)
	High	Low
2002:
October	3.65	2.08
November	3.84	2.70
December	5.00	3.45
2003:
January	6.54	4.60
February	5.65	4.60
March	5.33	4.01

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

Interest rate swap agreements, foreign exchange forward contracts and options are presented in the Bank’s balance sheet under the line items entitled “derivative financial instruments-assets” and “derivative financial instruments-liabilities.” The total interest rate swap agreements, foreign exchange forward contracts and options of $37,787 thousand at December 31, 2001 is equivalent to the difference between derivative financial instruments-assets ($53,915 thousand) and derivative financial instrument-liabilities ($16,128 thousand) at that date. For 2002, the total interest rate swap agreements, foreign exchange forward contracts and options of $(13,450) thousand at December 31, 2002 is equivalent to the difference between derivative financial instruments-assets ($6,571 thousand) and derivative financial instruments-liabilities ($(20,020) thousand) at that date.

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

	Maturities
	2003	2004	2005	2006	2007	Total 2002	Fair Value 2002
	(in thousands, except percentages)
Investments (1)
Fixed Rate
US Dollars	49,965	4,000	11,000		50,000	114,965	108,033
	7.92%	10.00%	12.00%		8.75%	8.74%	8.74%
EUR	6,197					6,197	6,197
	7.13%					7.13%	7.13%
JPY	325,000					325,000	325,000
	4.10%					4.10%	4.10%
Borrowings and Placements
Fixed Rate
US Dollars	737,344	10,000	21,000			768,344
	2.65%	3.61%	8.05%			2.81%
EUR
JPY		2,000,000				2,000,000
		4.20%				4.20%
CHF
Variable Rate
US Dollars	731,164	278,232	89,748	19,000		1,118,144
	2.31%	2.37%	1.96%	2.53%		2.30%
JPY	2,000,000		1,500,000			3,500,000
	0.72%		0.84%			0.77%
GBP
Cross Currency Swaps
Pay EUR fixed/	6,197					6,197
Receive US Dollars variable	5,765					5,765	(743)
EUR fixed rate	7.13%					7.13%
US variable rate	3.03%					3.03%
Pay JPY fixed/	325,000					325,000
Receive US Dollars fixed	2,993					2,993	352
JPY fixed rate	4.10%					4.10%
US fixed rate	10.05%					10.05%
Pay JPY variable/	5,653,645	11,481,400				17,135,045
Receive US Dollars variable	49,192	94,935				144,128	612
JPY variable rate	2.25%	2.10%				2.15%
US variable rate	2.65%	3.93%				3.49%
Pay US Dollars variable/
Receive EUR fixed
US variable rate
EUR fixed rate
Pay US Dollars variable/		17,600				17,600	526
Receive JPY fixed		2,000,000				2,000,000
US variable rate		4.16%				4.16%
JPY fixed rate		3.59%				3.59%
Pay US Dollars variable/
Receive GBP variable
US variable rate
GBP variable rate
Pay US Dollars variable/	19,000		14,098			33,098	(3,862)
Receive JPY variable	2,000,000		1,500,000			3,500,000
US variable rate	2.65%		2.53%			2.60%
JPY variable rate	0.72%		0.84%			0.77%
Pay

	Maturities
	2003	2004	2005	2006	2007	Total 2002	Fair Value 2002
	(in thousands, except percentages)
Receive US Dollars variable
FIM
US variable rate
Interest Rate Swaps
US Dollars
Variable to fixed	71,000	60,000				131,000	(3,119)
Average pay rate	4.08%	4.40%				4.23%
Average receive rate	2.14%	2.30%				2.21%
Fixed to variable	45,000				50,000	95,000	(6,914)
Average pay rate	3.31%				8.75%	6.17%
Average receive rate	6.28%				3.30%	4.71%
Forward Contracts
Pay JPY	1,609,500					1,609,500
Receive US Dollars	13,273					13,273	(299)

(1)	Does not include impaired securities

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars. At December 31, 2002, the Bank’s total non-dollar financial liabilities constituted 1.80% of total liabilities and consisted exclusively of hard currencies. The Bank’s total non-dollar loans and investments constituted 5. 8% of total assets and consisted mostly of Yen-denominated loans. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests. The Bank manages this risk by not holding open foreign exchange positions. The Bank uses foreign exchange forward contracts as part of its management of currency risks. Most of the Bank’s forward exchange contracts are made by the Bank as end-user to hedge foreign exchange risks arising from the issuance of non-dollar denominated short-term Euro commercial paper and medium and long-term Euro medium-term notes, and from making non-dollar denominated short and medium-term loans. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In the past, in those cases where these assets were funded in different currencies, forward foreign currency exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross-currency funding. For the time being, all assets, whether they be loans or investments and whether acquired directly or through the secondary market, must be dollar-based with interest on a floating rate basis. Interest rate swaps plus cross-currency swaps less set-offs, with maturities from January 30, 2003 to September 20, 2005, are matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of the Bank’s credit portfolio.

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

Item 18.         Financial Statements

See Item 19.

Item 19.         Financial Statements and Exhibits

(a) List of Consolidated Financial Statements

Independent Auditors’ Report	F-1

Consolidated Balance Sheets at December 31, 2002 and 2001.	F-2

Consolidated Statement of Operations for each of the Years in the
Three-Year Period Ended December 31, 2002	F-3

Consolidated Statement of Changes in Common Stockholders’ Equity for each
of the Years in the Three-Year Period Ended December 31, 2002	F-4

Consolidated Statements of Other Comprehensive Income for each of the
Years in the Three-Year Period Ended December 31, 2002	F-5

Consolidated Statements of Cash Flows for each of the Years in the
Three-Year Period Ended December 31, 2002	F-6

Notes to Consolidated Financial Statements	F-7

(b) List of Exhibits

Exhibit 3.1 – Amended and Restated Articles of Incorporation*

Exhibit 3.2 – By-Laws*

Exhibit 10.1 – Mandate Letter*

Exhibit 12.1 – Certifications under Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to the Form 2-F for the fiscal year ended December 31, 2002 filed with the Commission on February 24, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/S/    JOSÉ CASTAÑEDA

José Castañeda

Chief Executive Officer

May 15, 2003

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

May 15, 2003

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

May 15, 2003

By: /s/ Carlos Yap

      Carlos Yap

Senior Vice President - Finance

EXHIBIT INDEX

Exhibit
12.1	Certifications under Section 906 of the Sarbanes-Oxley Act of 2002.

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