Form 20-F
period 2003-12-31
LATIN AMERICAN EXPORT BANK
filed 2004-06-25
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,342,189	Shares of Class A Common Stock
3,466,702	Shares of Class B Common Stock
29,543,847	Shares of Class E Common Stock
39,352,738	Total Shares of Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

|X| Yes	|_| No

Indicate by check mark which financial statement item the Registrant has elected to follow.

|_| Item 17	|X| Item 18

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

2

        In this Annual Report on Form 20-F (this “Annual Report”), all references to the “Bank” or “BLADEX” are to Banco Latinoamericano de Exportaciones, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977, and its subsidiaries.

        The Bank will provide without charge to each person to whom this Annual Report is delivered, upon the written or oral request of such person, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to the attention of Carlos Yap, Senior Vice President — Finance, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8581. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

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

        This Annual Report contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report refer to the possibility that the Bank will need to renegotiate and restructure or write-off certain of its Argentine loans, the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio, the necessity of making additional provisions for credit losses, the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage, the Bank’s ability to maintain its investment-grade credit ratings, the availability and mix of future sources of funding for the Bank’s lending operations, the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals and the impact of the crisis in Argentina and developments in other countries in Latin America and globally on the Bank’s results of operations and financial condition. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank’s credit portfolio, adverse economic or political developments in Central and South America and the Caribbean (the “Region”), particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a decision by credit rating agencies to further reduce the Bank’s credit ratings, events in Argentina, Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank.

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

        “Credit portfolio” consists of loans, securities purchased under agreements to resell, selected securities held to maturity and available for sale (presented at their estimated fair value) and contingencies. Certain investment securities (“selected investment securities”) are considered part of the Bank’s credit portfolio when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio.

        “Contingencies” consist of financial instruments with off-balance sheet credit risk, including letters of credit, guarantees and credit commitments, and customers’ liabilities under acceptances.

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

Item 2. Offer Statistics and Expected Timetable

        Not required in this Annual Report.

Item 3. Key Information

3.A Selected Financial Data

        The following table presents consolidated selected financial data for the Bank. The financial data presented below are at December 31, 1999, 2000, 2001, 2002 and 2003 and for the years then ended and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and audited by KPMG Peat Marwick. The Consolidated Financial Statements of the Bank at December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of KPMG Peat Marwick thereon. The information below is qualified in its entirety by the detailed information, both financial and otherwise, included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income (1)	$ 111,719	$ 111,644	$ 117,688	$ 64,779	$ 53,987
Provision for loan losses (2)	(14,700)	(8,000)	(77,144)	(272,586)	69,508

Net interest income (loss) after provision for loan
losses	97,019	103,644	40,544	(207,807)	123,495

Other income (expense):
Commission income, net (1)	25,270	24,690	14,741	8,886	7,446
Provision for losses on off-balance sheet credit
risk	(6,000)	(11,200)	0	(6,170)	(10,603)
Derivatives and hedging activities	0	0	7,379	(341)	(7,988)
Impairment loss on securities (3)	0	0	(40,356)	(44,268)	(953)
Gain on early extinguishment of debt	0	0	0	1,430	789
Gain on sale of securities available for sale	0	0	4,798	184	22,211
Gain (loss) on foreign currency exchange	54	80	(21)	301	(382)
Other income	1,328	1,086	674	553	42

Net other income (expense)	20,652	14,657	(12,783)	(39,425)	10,562

Total operating expenses	(16,614)	(21,245)	(24,008)	(19,259)	(22,561)
Income (loss) from continuing operations	101,057	97,056	3,752	(266,492)	111,496
Discontinued operations:
Loss from operations and disposal of segment	0	0	(2,388)	(2,346)	0

Income (loss) before cumulative effect of accounting change	101,057	97,056	1,364	(268,838)	111,496
Cumulative effect of accounting change	0	0	1,129	0	0

Net income (loss)	101,057	97,056	2,494	(268,838)	111,496

	At and for the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except per share amounts and ratios)
Net income (loss) available for common stockholders	99,687	95,770	1,258	(269,850)	111,130
Balance Sheet Data:

Securities purchased under agreements to resell	$ 0	$ 0	$ 291,871	$ 132,022	$ 132,022
Investment securities	174,816	391,959	356,098	160,714	77,793
Impaired loans	23,786	14,724	77,061	691,472	444,876
Loans (including impaired loans)	4,594,174	4,927,465	4,733,710	2,516,512	2,275,031
Allowance for loan losses	117,670	110,388	177,484	429,720	224,347
Total assets	5,172,132	5,660,682	5,922,267	2,929,267	2,563,556
Total deposits	1,617,174	1,743,842	1,571,359	551,973	702,955
Short-term borrowings and placements	1,520,971	1,509,880	1,823,324	647,344	687,214
Medium and long-term borrowings and placements	1,212,566	1,582,479	1,787,161	1,285,493	485,516
Total liabilities	4,474,809	4,945,666	5,308,617	2,587,868	1,979,227
Total stockholders’ equity	680,429	699,205	598,418	328,923	584,329
Average number of shares outstanding	20,141	19,783	18,102	17,343	28,675
Per Common Share Data:
Net income (loss), after Preferred Stock dividend and before
cumulative effect of accounting change	4.95	4.83	0.00	(15.56)	3.88
Diluted earnings per share before cumulative effect of
accounting change	4.93	4.81	0.00	(15.56)	3.88
Net income (loss), after Preferred Stock dividend and after
cumulative effect of accounting change	4.95	4.83	0.07	(15.56)	3.88
Diluted earnings per share after cumulative effect of
accounting change	4.93	4.81	0.07	(15.56)	3.88
Net income (loss) from continuing operations	4.95	4.83	0.14	(15.42)	3.88
Book value (period end)	34.08	36.36	34.44	18.91	14.84
Cash dividends per share	0.96	2.50	1.88	0.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of
accounting change	1.93%	1.92%	0.02%	(6.47)%	4.24%
Return on average assets after cumulative effect of
accounting change	1.93%	1.92%	0.04%	(6.47)%	4.24%
Return on average stockholders’ equity before cumulative
effect of accounting change	15.68%	13.95%	0.00%	(60.48)%	23.91%
Return on average stockholders’ equity after cumulative
effect of accounting change	15.68%	13.95%	0.18%	(60.48)%	23.91%
Net interest margin (4)	2.13%	2.22%	1.98%	1.48%	1.87%
Net interest spread (4)	1.28%	1.12%	1.30%	0.96%	1.23%
Total operating expenses to total average assets	0.32%	0.42%	0.40%	0.46%	0.86%
Cash dividend payout ratio	19.47%	51.97%	2,703.04%	0.00%	0.00%
Asset Quality Ratios:
Impaired loans to loans, net of unearned
income (5)	0.52%	0.30%	1.63%	27.58%	19.59%
Net charge-offs to loans, net of unearned income	0.13%	0.31%	0.21%	0.81%	6.07%
Allowance for loan losses to loans, net of unearned income	2.57%	2.25%	3.77%	17.14%	9.88%
Allowance for loan losses to non-accruing loans	495%	750%	230%	62%	50%
Reserve for losses on off-balance sheet credit risks to
total contingencies	0.90%	1.74%	1.65%	4.72%	9.39%
Capital Ratios:
Stockholders’ equity to total assets	13.16%	12.35%	10.10%	11.23%	22.79%

	At and for the Year Ended December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except per share amounts and ratios)
Tier 1 capital to risk-weighted assets (6)	24.52%	18.27%	15.73%	15.26%	35.42%
Total capital to risk-weighted assets (6)	26.40%	19.94%	17.39%	16.51%	36.67%

___________
(1)

For 1999 – 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform with the required presentation for 2003 pursuant to U.S. GAAP.

(2)	For information regarding provision for loan losses, see “Operating and Financial Review and Prospects—Results of Operations.”
(3)	For information regarding impairment loss on securities see “Information on the Company—Business Overview—Asset Quality—Impaired Securities.”
(4)	For information on regard to calculation of the net interest margin and the net interest spread, see “Operating and Financial Review and Prospects—Results of Operations—Net Interest Income.”
(5)

The Bank did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2003 of $346.7 million, and in 2002, of $47.4 million of Argentine obligations. At December 31, 2003, a Brazilian impaired loan in the amount of $47.0 million was in the process of being restructured. Most of the Bank’s credit portfolio in Argentina was classified as impaired during 2002, and 80% of the Argentine credit portfolio had been restructured at December 31, 2003, another 4% was in the process of being restructured, 8% had not been restructured and the remaining 8% was performing in accordance with original contract terms.

(6)

Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although the Bank is not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to the Bank, management believes that the capital ratios for the Bank would be as presented. The Bank’s total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 27.1% at December 31, 2003.

3.B Capitalization and indebtedness

        Not required in this Annual Report.

3.C Reasons for the offer and use of proceeds

        Not required in this Annual Report.

3.D Risk Factors

Economic conditions in the Region, where the Bank conducts all its lending activities, and where past economic difficulties have resulted in debt restructurings and loan losses for lenders, although showing improvement, have been highly volatile since the end of 2001, reflecting the volatility in U.S. and global economic conditions, and could deteriorate further and require the Bank to further increase its credit loss allowance.

        All of the Bank’s lending activities are conducted with borrowers in the Region. At various times in the past, countries in the Region have experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation and unavailability of foreign exchange, including dollars. As a result, since the Bank began operations in 1979 many governments and public and private institutions in the Region have at various times been unable to make interest and principal payments on their external debt, and much of the external debt of the Region has been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal have been suspended and, in certain cases, reduced principal and/or rates of interest. Although these developments during the 1980’s and 1990’s did not have a material impact on the timely repayment of interest or principal on the Bank’s loans to banks in the Region, short-term trade debt was generally exempt from such restructuring and certain countries in the Region granted a preferred creditor status to the Bank and negotiated directly with the Bank concerning the Bank’s credit portfolio, there can be no assurance that a significant deterioration of economic conditions in the Region would not result in a reduction in the Bank’s credit portfolio resulting from increased risk levels, reduced access by the

Bank to funding, and increased loan losses or otherwise adversely affect the financial condition or results of operations of the Bank. In addition, there is no assurance that, if future financial crises were to occur, the governments in the Region would grant the Bank the same special recognition with respect to debt restructuring that they granted in the past.

        Adverse U.S. and global economic conditions during 2001 and 2002 affected economic conditions in the Region. Because the United States and Europe are the principal export markets for the Region, these global conditions adversely affected economies in the Region. Although economic conditions have improved in many countries in the Region where the Bank conducts lending activities, this improvement may not be sustained, which could require the Bank to make further loan loss provisions, which could produce additional losses and reduce the Bank’s capital.

The crisis in Argentina led the Bank to classify almost the total Argentine credit portfolio as impaired and required the Bank to increase its allowance for credit losses during 2002 which resulted in a large net loss and reduction of the Bank’s stockholders equity. It also resulted in the major credit rating agencies downgrading the Bank’s credit ratings. Although the Bank has reduced its Argentine credit exposure substantially and the situation in Argentina appears to have stabilized somewhat, a worsening of the situation could result in higher losses on the Bank’s remaining Argentine loans than the Bank has provided for. This could reduce the Bank’s earnings, its capital base and its credit ratings.

        A prolonged deterioration in Argentina’s economic environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis, which forced the Argentine government to adopt stringent measures. These included a freeze on bank deposits, forced conversion of dollar-denominated bank deposits into Argentine pesos, currency devaluation, foreign exchange controls, bank holidays and restrictions on repayment as well as a default by the government on $132 billion of foreign debt in December 2001. During 2003 the Argentine GDP grew approximately 7%, partially offsetting the nearly 11% drop in 2002. It also achieved a fiscal surplus as well as improvements in unemployment, balance of payments, inflation and other indicators.

        The deterioration of the Argentine economy made it more difficult for many of the Bank’s Argentine obligors to repay their loans on schedule. Also, although some seemingly had resources to meet obligations, they suspended payments because of the uncertainty and disruption caused by the crisis.

        The Bank’s Argentine credit portfolio at March 31, 2004 amounted to $398.7 million, which represented a reduction of $715.7 million from December 31, 2001. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion denominated in Euros). None of the Bank’s loans in Argentina have been converted to Argentine pesos. During 2003, the Bank collected interest from Argentine borrowers of approximately $24 million representing 86% of interest due from those borrowers. At June 30, 2002, 97% of the Bank’s total credit portfolio in Argentina was classified as impaired and, since June 30, 2002, all interest income on the Bank’s Argentine impaired credit portfolio has been accounted for on a cash basis.

        At December 31, 2003, 79.7% of the Argentine portfolio had been restructured, while the restructuring of 4.2% of the portfolio was under negotiation, 7.8% had not been restructured and was not paying interest and 8.3% was performing under original terms. As of March 31, 2004, the Bank had restructured $2.5 million of these loans under negotiation, had received repayment of $28.3 million of these restructured loans and had received repayment of $7.6 million of these performing loans representing a total collection of principal of $35.9 million during the first quarter of 2004.

        Because of concerns about the collectability of the Bank’s Argentine credit portfolio, the Board of Directors and management increased the allowance for credit losses during 2002 by $278.8 million. As of March 31, 2004, the Bank’s total allowance for credit losses amounted to $236.9 million of which $176.5 million related to the loan portfolio and contingencies in Argentina. As a result of the increase in the allowance for credit losses and a $44.3 million charge for impairment loss on Argentine securities during 2002, the Bank incurred a net loss for 2002 of $268.8 million. This also had the effect of reducing the Bank’s stockholders’ equity to $328.9 million at December 31, 2002 from $598.4 million at December 31, 2001. At December 31, 2003, the Bank’s stockholders equity was $584.3 million reflecting the proceeds of the Bank’s 22 million share rights offering which was completed on June 27, 2003.

        The Board of Directors and management believe that the $176.5 million of allowances for credit losses at March 31, 2004 related to the Bank’s exposure in Argentina is adequate to cover any Argentine credit charge-offs on the Bank’s Argentine loans and contingencies. Argentina is in default on its public sector external debt and there is no clarity as to the timing in which this issue would be resolved. A worsening of the situation could result in higher losses on the Bank’s remaining Argentine loans than the Bank has provided for. This could reduce the Bank’s earnings or produce additional losses, and could reduce the Bank’s capital base.

        During the first quarter of 2002, the major credit rating agencies downgraded the Bank’s credit ratings due to its large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls and currency devaluation. The downgrades also reflected the Bank’s large exposure in Brazil where political and economic uncertainty created concerns about whether the Bank would be required to create additional loan loss allowances. On August 12, 2002, Fitch IBCA, Inc (“Fitch”) further reduced its ratings on the Bank’s debt securities to below investment grade with a stable outlook. On August 5, 2003, Fitch raised its rating on the Bank’s debt securities to BBB-, an investment grade rating, reflecting the Bank’s improved financial condition and its capital and liquidity position as a result of the proactive management of the Bank’s Argentine credit portfolio, the successful capital raising activities, and the Bank’s renewed focus on trade finance. As of the date of this Annual Report, the Bank has long-term debt ratings of Baa3 from Moody’s Investor Services, Inc. (“Moody’s”), BBB- from Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), and BBB- from Fitch and short-term debt ratings of Prime 3, A-3 and F3 from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s, the BBB- rating from Standard & Poor’s and the BBB- rating from Fitch are investment-grade ratings and the ratings outlook from all three rating agencies is stable.

        A further deterioration of the Argentine situation or difficulties in other countries in the Region where the Bank has large exposures could trigger downgrades in the Bank’s credit ratings from Moody’s, Standard & Poor’s or Fitch to below investment-grade ratings. This would increase the Bank’s cost of funds, and reduce the Bank’s deposit base and access to the debt capital markets. In that case, the Bank’s ability to obtain the funding necessary to carry on its trade financing activities in Latin America at meaningful levels could be severely hampered.

Brazil has been performing satisfactorily to date. However, an eventual downturn in Brazil could have an adverse effect on earnings.

        During 2002, investors became increasingly uneasy about Brazil due to, among other factors, the situation in Argentina and an increasingly uncertain political environment leading up to the election at the end of October 2002 of Luiz Inácio Lula da Silva, the rapid decline in the value of Brazil’s currency compared with the U.S. dollar and speculation about the ability of Brazil to service its public debt, particularly its internal debt. After taking office in January 2003, the new government adopted conservative macroeconomic policies, which resulted in a positive reaction from the market and decreased the country’s perceived risk level in a very short period of time. It is still premature to evaluate the government policies and the consequent reaction from the capital markets and investors. The situation has improved as evidenced by a stabilized exchange rate, strong export performance, controlled rate of inflation and a substantial reduction in the country’s sovereign interest rate spread. Brazil did not default on its debt and the risk perception regarding Brazil has improved substantially.

        The Bank’s credit portfolio in Brazil amounted to $1,153.9 million at December 31, 2003 compared to $1,183.1 million at December 31, 2002. As of December 31, 2003, substantially all of the Bank’s loans to Brazilian borrowers were current and there were no past due amounts of interest or principle, with the exception of one rescheduled loan to a Brazilian corporation for $47.0 million, for which the Bank established a specific allowance for possible loan losses of $16.3 million. This loan was successfully restructured in March 2004. Approximately 90.6% of the Bank’s portfolio in Brazil matures during the remainder of 2004, giving the Bank flexibility to reduce its exposure in Brazil should this become necessary. The Bank remains committed to continuing its lending activities in this very important market in the Region. Although Brazil has not defaulted on its trade related obligations and up until now the Bank has not had substantial losses on its Brazilian portfolio, adverse changes in the political and economic situation in Brazil could weaken the Bank’s Brazilian credit portfolio. If this were to occur, the Bank could be required to create further allowances for credit losses.

Determining the appropriate level for credit loss allowances requires assumptions and estimates during rapidly changing political and economic conditions in the Region. As a result, the Bank’s allowances for credit losses could be inadequate to cover credit losses related to the Bank’s loans and contingencies. If the Bank were required to create additional allowances for credit losses, it could result in significant losses for the Bank and reduce its equity capital.

        At December 31, 2003, the total allowance for credit losses amounted to $258.3 million, of which $195.4 million, representing specific allowances, related to impaired loans and contingencies in Argentina. There were also $16.3 million of specific allowances related to $47.0 million of exposure with a Brazilian corporation. At December 31, 2003, the Bank’s total loans and contingencies amounted to $2,636.7  million, of which $429.8 million, or 16.3%, represented loans and contingencies in Argentina. The remaining $46.6 million of the Bank’s allowance for credit losses represents a generic allowance which covers its $2.2 billion of loans and contingencies outstanding in countries other than Argentina.

        The Board of Directors and management believe that the current allowance for credit losses is adequate to cover any charge offs that will be necessary on the Bank’s current credit portfolio. The Board of Directors and management will continue to maintain the allowance for credit losses at levels, which reflect the potential for political and economic instability in countries in the Region and economic cycles. Determining the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. As a result, the Bank’s current level of allowances could be inadequate to cover losses in the Bank’s credit portfolio. For example, it is possible that further deterioration in Argentina, or further pressure on other borrowers could require additional allowances, which would produce charges against the Bank’s earnings.

During 2002 and 2003, although the Bank did not experience liquidity difficulties, its weakened financial condition, downgrades in credit ratings, and increased risk perception of the Region did adversely affect its funding activities. The occurrence of similar events could do so again in the future.

        During 2002 and 2003, the Bank’s weakened financial condition and downgrades by the rating agencies affected the Bank’s funding activity, by making the Bank’s lenders and depositors less willing to lend or place funds with the Bank and by increasing the interest costs for the Bank. The Bank experienced in an orderly fashion, a 52.0% and a 24.5% decline in the Bank’s deposits and borrowings during 2002 and 2003, respectively, while maintaining an adequate liquidity position. In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region. As a result, it has been difficult for Latin American borrowers, including the Bank, to access international debt markets for placements of securities. The Bank experienced a 48.6% and a 13.8% decline in its credit portfolio during 2002 and 2003, respectively, due to, among other things, these difficulties in funding. If the Bank experiences similar difficulties in the future, including a reduction of its investment grade credit ratings to below investment grade, the Bank’s funding activities could be similarly adversely affected.

Concentration of the Bank’s lending activities in a relatively small number of countries could have an adverse impact on the Bank’s creditportfolio and, as a result, on the Bank’s financial condition and results of operations if one or more of those countries encounter further economic difficulties.

        At December 31, 2003, approximately $1,968.9 million, or 69.2%, of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,153.9 million, or 40.5%); Argentina ($435.1 million, or 15.3%); Mexico ($246.6 million, or 8.7%); and Chile ($133.3 million, or 4.7%). In addition, at December 31, 2003, 21.2% of the Bank’s total credits were to 5 borrowers in Brazil and 7.8% of total credits were to 3 borrowers in Mexico. The Bank’s exposure in each country where it extends credit is subject to the Bank’s Board of Director’s approved country limit process, as recommended by the Bank’s management, that takes into account not only concentration issues, but also general political and economic risk in each country, prospects for business, type of financing (trade/non-trade) and funding considerations. The credit portfolio distribution by country reflects, among other factors, the relative gross domestic products (“GDP”) of the countries in which the Bank conducts its credit activities. This means that the Bank may frequently have larger exposure in countries that have relatively higher GDP. A significant deterioration, or further deterioration, of economic conditions in any of these countries or of the financial condition of any of these borrowers could require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Concentration of a substantial portion of the Bank’s funding activities on interbank deposits from central banks required the Bank to significantly reduce those deposits and could do so again in the future.

        One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of the Bank’s total liabilities. As of the end of 2003, several central banks resumed making deposits with the Bank representing a positive response to the Bank’s improved credit ratings outlook, successful capitalization program, and substantial reduction in exposure to Argentina. During 2002, these central banks withdrew a substantial portion of their deposits with the Bank in large part because of the deterioration in the Bank’s financial condition and the resulting downgrades in the Bank’s credit ratings. Overall deposits declined by 64.9% from $1,571.4 million at December 31, 2001 to $552.0 million at December 31, 2002 and, as a result, among other factors, total loans declined by 46.8% from $4,733.7 million at December 31, 2001 to $2,516.5 million at December 31, 2002. Despite this decline in deposits, the Bank was able to maintain a healthy net cash position throughout 2002 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2002, deposits represented 21.3% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily placed in the debt capital markets.

        At December 31, 2003, the Bank’s overall deposits and total loans amounted to $703.0 million and $2,275.0 million, respectively, and deposits represented 35.5% of total liabilities.

        The Bank faces the risk that central banks, which withdrew deposits during 2002, will not increase the level of their deposits with the Bank, and will further reduce their deposits if the Bank suffers downgrades of its credit ratings. Failure by central banks to increase their deposit levels with the Bank will make it more difficult to obtain the funding necessary to increase its lending business and improve its profitability. Further withdrawals of deposits by these central banks could force the Bank to reduce its credit portfolio, thus reducing net interest income.

As a bank, the Bank faces liquidity risk, which is the risk of not having an adequate cash flow to repay its obligations on a timely basis.

        As a bank, the Bank faces liquidity risk, which is the risk of not being able to maintain an adequate cash flow to repay its deposits and borrowings required to fund its credit portfolio on a timely basis. Failure to adequately manage the Bank’s liquidity risk could produce a liquidity shortage in which the Bank would not be able to fund these obligations as they become due. The Bank manages its liquidity risk by maintaining its liquidity funds, which are funds generated by demand deposits, call accounts and time deposits placed with it, in short term, highly liquid and high quality investments such as overnight and other short term deposits, negotiable money market instruments, commercial paper and other similar instruments. The primary objectives for these investments are security and liquidity combined with a market return. In order to manage the Bank’s liquidity needs, the Bank’s liquidity position is reviewed and monitored by the Board of Directors and management. The Board of Directors and management follow a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001. During 2002 and 2003, the Bank was able to reduce its financial liabilities by approximately $2.7 billion and $609.1 million, respectively, in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2003, liquidity levels amounted to $252.6 million, representing a net cash position of 35.9% of total deposits.

        Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if the Bank faced a liquidity problem, it would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries. In a liquidity problem, commercial sources of liquidity probably would not be adequate to meet the Bank’s liquidity needs, which would result in the failure of the Bank and the intervention of the Panama banking authorities. The central banks of other countries in Latin America would not be authorized to act as lenders of last resort for the Bank if it faced liquidity problems because the Bank is a Panamanian bank and not located in their respective countries.

As a bank, the Bank faces interest rate risk, which is caused by the gap in the repricing periods between interest earning assets and interest bearing liabilities. If not properly managed, this gap could reduce net interest income as interest rates fluctuate.

        Until recently, the Bank’s interest rate risk arose from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. In this position, there is a potential adverse impact on the Bank’s net interest income that could result from increases in interest rates. At December 31, 2003, the Bank’s cumulative interest rate gap was negative or liability sensitive. For more information see Item 5B. Liquidity and Capital Resources – Interest Rate Sensitivity). At March 31, 2004, the Bank changed its asset and liability position to asset sensitive, which means that the Bank’s interest earning assets repriced more quickly than the Bank’s interest bearing liabilities. In this position, increases in interest rates would benefit the Bank’s net interest income. The Bank attempts to manage its interest rate risk by matching, where possible, the terms and repricing characteristics of its interest rate sensitive assets and liabilities. However, this is not always possible given the needs of the Bank’s borrowers and the available funding sources and thus the Bank faces the risk that mismatches will again occur in the future, and if they do, that sudden, or unexpectedly large, movements in interest rate levels will reduce the Bank’s net interest income.

Because the Bank lends in U. S. dollars to borrowers whose income generally is in local currencies, it faces the risk that significant local currency devaluations and the imposition of local foreign exchange controls will make it more difficult for the Bank’s borrowers to repay its loans on a timely basis.

        Because the Bank makes U.S. dollar-denominated loans, it faces the risk that declines in the value of its borrowers’ local currencies will increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans, although, most of the Bank’s loans are export trade related and finance transactions which generate their own sources of U.S. dollars for repayment of these loans. The Bank also faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis.

The Bank faces competition from banks that offer similar financing services. The Bank also depends upon its competitors to fund and support part of its activities and if they cease to do so, it could reduce the Bank’s funding and lending activities. Banking business consolidation in Latin America has reduced the number of the Bank’s local customers.

        Most of the competition the Bank faces in the trade financing area comes from international banks, mostly European and North American, which provide similar financing services to those provided by the Bank within the markets it serves. These banks have substantially greater resources and access to less expensive funding than is the case with the Bank, which puts the Bank at a competitive disadvantage. Due to recent economic developments in the Region, the Bank has fewer competitors because many international banks have reduced their exposure in the Region or have withdrawn from the Region altogether. Although some of these international banks compete directly with the Bank, they are also providers of funding for the Bank and represent a source of business. If these international banks ceased providing this funding to the Bank for competitive reasons, the Bank would be required to seek to replace this funding from other sources, which may not be available or would be available only at a substantially higher interest cost.

        A substantial consolidation of the banking business in Latin America has occurred and is continuing. This has reduced the number of local banks in the Region, which historically have been the Bank’s primary customers for trade finance loans. Foreign banks operating locally are not always competitors and often, in fact, are important Bank clients. These changes in the business and in the markets of the Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources and its ability to develop and diversify its sources of income.

Item 4. Information on the Company

4.A History and Development of the Company

        The Bank, headquartered in Panama City, Panama, is a specialized multinational bank established to finance trade in the Region. The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was incorporated under the laws of Panama on November 30, 1977. Panama was selected as the location of the Bank’s headquarters because of the importance of the country as a banking center, the benefits of a fully dollarized economy, the absence of foreign exchange controls, the geographic location of Panama and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from the payment of income taxes in Panama. The Bank is considered a regional risk rather than a Panamanian risk by the Federal Reserve Board. Management believes that this classification is based upon the Bank’s ownership structure and the absence of Panamanian concentration in the Bank’s loan portfolio. The central banks of France, the United Kingdom and Spain do not consider the Bank a Panamanian country risk. The Bank began business operations on January 2, 1979. The Bank commenced operations with stockholders’ equity of $25 million paid by 186 stockholders. The Bank’s stockholders’ equity was $584.3 million at December 31, 2003.

        Central banks from 23 countries in the Region, or governmental financial institutions designated by such countries, own all of the Bank’s Class A shares, which at December 31, 2003 comprised 16.1% of the Bank’s common stock. 136 commercial banks, mostly from the Region, own the Bank’s Class B shares, which at December 31, 2003 comprised 8.8% of the Bank’s common stock. The Bank’s Class E shares, which at December 31, 2003 comprised 75.1% of its common stock, are listed on the New York Stock Exchange. As of December 31, 2003, the composition of the Board of Directors was as follows: three Directors representing holders of the Class A common shares; two Directors representing holders of the Class B common shares; three

Directors representing holders of the Class E common shares; and two Directors representing all classes of common shares. On January 2, 2004, the two Board positions held by representatives of the Bank’s Class B shares were forfeited to the Class E shareholders under the Bank’s Articles of Incorporation because the percentage of Class B shares fell below 10% of the Bank’s total outstanding shares of common stock.

        The Bank is principally engaged in providing short-term financing to selected commercial banks in the Region, which in turn lend to businesses primarily engaged in foreign trade and to state and private institutions. During 2003, the Bank provided financing to 38 of its 136 Class B shareholder commercial banks, one of its Class A shareholder central banks and 83 non-stockholder institutions. These non-stockholder institutions consisted of 37 private commercial banks, three state-owned commercial banks, 25 private corporations, 12 state-owned export organizations, four governments, one multilateral bank, and one private investment fund. During 2003, 46.8% of the aggregate principal amount of loans extended by the Bank was made to stockholder commercial banks, 1.9% was made to stockholder central banks and 51.4% was made to non-stockholder institutions. The geographical composition (excluding the non-accruing portfolio in Argentina) of the Bank’s net credit portfolio by type of client and purpose as of December 31, 2003 was as follows:

	Brazil	Mexico	Dominican Republic	Caribbean and Central America	Other South America	Other (*)	Total 12/31/03

Banks	78%	30%	100%	44%	65%	100%	67%
Other	22%	70%	0%	56%	35%	0%	33%

Trade	78%	74%	72%	99%	54%	5%	71%
Non-Trade	22%	26%	28%	1%	46%	95%	29%

(*)	Other consists of reverse repurchase agreements classified as U.S. country risk of $132 million and guarantees $7 million issued to a multilateral bank in Honduras.

        In July 2002, the Bank’s Board of Directors and management decided to focus the Bank’s business activities on providing short-term trade financing to banks and to reduce its non-trade lending activities with non-bank private entities, which primarily consist of private corporations. Loans to these entities previously were made primarily through co-financings, loan syndications and participations with other banks and generally involved medium-term, rather than short-term, loans that were not extended in connection with specific foreign trade transactions. In December 2002, the Bank’s Board of Directors amended the Bank’s by-laws to formalize this decision to focus on short-term trade financing to banks. This reflected the Bank’s desire, in view of the Bank’s weakened financial condition, to avoid higher risk, longer term loans to non-bank private entities which are not supervised by local bank regulatory authorities and do not have access to a lender of last resort, such as a central bank, in case of financial problems. Total loans outstanding to non-bank private entities at December 31, 2003 constituted 17.2% of the Bank’s total loans compared to 22.8% at December 31, 2002 and 22.5% at December 31, 2001.

        The majority of the Bank’s short-term loans (defined as loans with an original maturity of less than one year) are extended in connection with specific foreign trade transactions that have been identified by the Bank. During 2003, the Bank extended $2,982.1 million of short-term loans, which represented 98.9% of the total loans extended by the Bank during that period. Of these loans, 69.2% in principal amount were made to commercial banks, 4.8% were made to central banks, 3.2% were made to private corporations and 22.7% were made to state-owned exporting organizations.

        The Bank has reduced its medium-term lending activity in connection with its decision to focus on providing short-term trade financing. During 2003, the Bank extended only $34.6 million of medium-term loans (defined as loans with an original maturity of more than one year), representing 1.1% of the total loans made by the Bank during that period. During 2002, the Bank extended $62.5 million of medium-term loans, representing

2.9% of the total loans made by the Bank during that period. These loans generally had maturities ranging from 1 to 5 years and were made for the purpose of financing the export-related operations of the borrowers, and not specific foreign trade transactions. In 2001, the Bank extended $1,027.5 million of medium-term loans representing 15.4% of total loans made during that period.

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

        At December 31, 2003, BLADEX Cayman and the New York Agency held $513.5 million and $148.1 million in assets, respectively.

4.B Business Overview

Overview

        BLADEX is a multinational bank originally established by the central banks of Latin American and Caribbean countries to promote trade finance in the Region. The Bank’s mission is to channel capital flows to the Region in the form of value-added trade finance solutions, which contribute to the economic development of the Region. The Bank’s business focus is trade finance services. Historically, trade finance has had an attractive risk / reward relationship. Another characteristic of the trade finance business is that it has commodity features and economic cycles affect the business. The Bank’s management believes that the basics of success of this business are the following:

•	Trade finance is a volume driven business, thus it is important to have a strong client franchise.
•	Low financing and operating costs.
•	High credit quality.
•	Optimal capital structure.

        All of the Bank’s lending activities are conducted with borrowers in the Region. During the 1980s, many of the countries in the Region experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluations and unavailability of foreign exchange, including U.S. dollars. As a result, many governments and public and private institutions in the Region were unable to make interest and principal payments on their external debt. Much of the external debt of the Region was restructured to provide for extensions of repayment schedules, grace periods during which payments of principal were suspended and, in certain cases, reduced rates of interest. Short-term trade debt was generally exempt from such restructuring and generally the countries in the Region negotiated directly with the Bank concerning the Bank’s loans and generally granted the Bank special recognition with respect to debt restructuring.

        The Bank’s preferred creditor status in Argentina, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations. This preferred status contributed positively to the on-going efforts of the Bank’s collection program. Even with the benefit of this status, given the continued severity of the Argentine crisis, the Bank has had to renegotiate and restructure loans, and could face write-offs related to its Argentine portfolio.

        Until the recent financial crises in Argentina, which has been unprecedented in its depth and severity, the Bank’s financial condition was not, as a general matter, materially adversely affected by economic difficulties affecting countries in the Region. During the 1990‘s, these difficulties included some of the following events. The financial markets in the Region were subject to volatility in December 1994 as a result of political and economic developments in Mexico, including the devaluation of the Mexican peso, which affected other countries in the Region. In early 1995, the banking system in Argentina experienced a sharp decrease in deposits, high interbank interest rates, an outflow of hard-currency reserves and several bank failures. Additionally, in Brazil, the banking system also experienced difficulties as a result of the economic crisis in Mexico. In 1997, the turmoil caused by the Asian collapse of currency and capital markets had a negative effect on the ability of issuers in the Region to raise debt and equity capital in international markets. In October 1998, as a result of the Russian financial crisis, the Central Bank of Brazil was forced to increase internal interest rates in order to stop the flight of capital. This increase coincided with the price of commodities (major export products in the Region) reaching a low point, which increased the current account deficit and put more pressure on currencies. Because of fear of inflation, Latin American countries also raised their interest rates, causing the recession to become more pronounced in 1999. These developments during the 1990’s did not, as a general matter, have a material impact on the timely repayment of interest or principal on the Bank’s loans to banks in the Region.

Developments During 2002 and 2003

        The operating results reported for the year ended December 31, 2003 reflect the substantial progress the Bank has made in addressing the adverse effects of the Argentine crisis experienced by the Bank in 2002.

Adverse Developments During 2002

        As a result of the $278.8 million additional provision taken during 2002 for possible credit losses and the $44.3 million of impairment losses on securities, both mostly relating to the Bank’s Argentine portfolio, coupled with a decline in net interest income from $117.7 million in 2001 to $64.8 million in 2002, the Bank reported a net loss for the year of $268.8 million. The resulting reduction in the Bank’s capital base, along with the increased risk perception in the Region, lead to the contraction of the Bank’s credit portfolio from $6.4 billion at December 31, 2001 to $3.3 billion at December 31, 2002, a decline of 48.6%. For a detailed explanation of the reasons why the Bank reduced its credit portfolio and how this was accomplished, see the first paragraph under “Business Overview-Credit Portfolio By Country.” The increased risk perception in the Region contributed to the contraction of the Bank’s credit portfolio and to the reduction in the availability to the Bank of funding for its credit portfolio. In addition, the Bank reduced its credit portfolio to reflect the reduced amount of stockholders equity, after the substantial provisioning made with respect to the Argentine portfolio.

        The deterioration of the Bank’s Argentine credit portfolio resulted in substantially that entire Argentine credit portfolio being classified as impaired during 2002. This resulted in a dramatic increase in the percentage of the Bank’s total credit portfolio represented by impaired assets and contingencies from 1.7% at December 31, 2001 to 23.4% at December 31, 2002. In addition, at December 31, 2002, 59.2% of the Bank’s credit portfolio was outstanding in Argentina and Brazil.

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

        The problems in Argentina quickly escalated into a full-scale political and economic crisis, which resulted in the default by the Argentine government on more than $50 billion of sovereign debt. Efforts by the Argentine government to contain the situation were followed by civil unrest and riots and a succession of government collapses and resignations, which added to the uncertainty. To attempt to stem the crisis, the Argentine government abandoned its currency board arrangement, which had maintained the value of the Argentine peso at one dollar. This resulted in an immediate devaluation of the Argentine peso, which lost 70% of its value compared to the U.S. dollar during 2002. Argentina’s gross domestic product declined by approximately 11% during 2002 and the economy experienced an inflation rate of over 40%.

        As mentioned above, the deterioration of the Argentine economy made it more difficult for many of the Bank’s Argentine obligors to repay their loans on schedule.  Also, although some seemingly had resources to meet obligations, they suspended payments because of uncertainty and disruption caused by the crisis. This resulted in substantially all of these loans being treated as impaired assets and required the Bank to make large additional provisions for loan losses and incur impairment losses on securities during 2002.

        In addition to the events in Argentina, economic and political developments in other Latin American countries, particularly Brazil and Venezuela, contributed to a dramatic escalation in risk perception throughout Latin America, which was accompanied by a decrease in the availability of credit and investment in the Region. This affected the Bank’s funding activity by making it more difficult for the Bank to obtain the funding for its credit portfolio and by increasing the interest costs for the Bank of borrowing funds or obtaining deposits. In Brazil, investors became increasingly uneasy in the uncertain political environment leading up to the election at the end of October 2002 of Luiz Inácio Lula da Silva. The election was preceded by a rapid decline in the value of Brazil’s currency and speculation about its ability to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years. These developments in Brazil contributed to the increased risk perception regarding Latin America and thus the decline in funding available to the Bank. In addition, one of the Bank’s rating agencies expressed concern regarding the size of the Bank’s credit portfolio in Brazil given the increased risks of loans in that country. In response, the Bank acted to reduce its credit portfolio in Brazil during 2002 from $2,489.9 million at December 31, 2001 to $1,183.1 million at December 31, 2002. In Venezuela, broad-based discontent with the policies of the current Venezuelan government produced a countrywide strike that seriously disrupted economic activity in Venezuela and curtailed the production and export of oil, the major source of Venezuela’s foreign exchange. In addition, other countries in Latin America, including Colombia, Bolivia and Ecuador were facing difficult economic and political circumstances that contributed to an increased risk perception.

Response to the Crisis and Positive Developments During 2003

        The Bank’s immediate response to these unfolding events was to take actions to preserve capital and increase liquidity. The suspension of the Bank’s common share dividend was only one of the actions taken in this regard.

        Facing an environment of continuing uncertainty and economic turmoil, the Bank’s Board of Directors and management significantly increased provisions for credit losses associated with the Bank’s Argentine portfolio in the context of a plan to address five specific challenges facing the Bank:

•	Reducing credit risk, through reductions in the credit portfolio, particularly in Argentina, but also in other countries
•	Maintaining a strong and stable liquidity position
•	Returning the Bank to profitability
•	Recapitalizing the Bank
•	Developing a new medium-term strategy for the Bank in light of new trends and the economic challenges facing the Region

        In spite of a difficult environment, the Bank’s efforts at reducing its risk in Argentina, coupled with the benefit of its preferred creditor status, yielded encouraging results. During 2002 and 2003, the Bank reduced its credit exposure in Argentina by $340.4 million and $338.9 million, respectively. The Bank collected all but $5.9 million or 13.4% in interest due and payable on Argentine credit obligations in 2002, and $1.1 million or 4.2% in 2003. Even though the Bank was able to reduce its credit exposure in Argentina, the percentage of the Bank’s total credit portfolio outstanding in Argentina increased from 17.3% at December 31, 2001 to 23.4 % at December 31, 2002 as a result of the fact that the Bank’s total credit portfolio declined by a greater percentage than the Bank’s credit portfolio in Argentina. During 2003, the Bank was able to reduce its credit exposure in Argentina as a percentage of its total credit portfolio to 15.3% at December 31, 2003. The $340.4 million reduction in the Bank’s credit portfolio in Argentina in 2002 was achieved through $263.6 million of loan repayments net of new disbursements, $24.9 million of expirations of contingencies, $19.7 million of loans charged off and $32.2 million from changes in estimated fair value adjustments on securities. As a result, the Bank incurred aggregate charges of $63.9 million (representing loans charged off of $19.7 million and impairment loss on securities of $44.3 million) in connection with the reduction. The $338.9 million reduction in 2003 was due to: (i) the sale of Argentine credits with a book value of $254.3 million (face value of $308.0 million), of which $108.8 million were charged off against the allowance for loan losses; (ii) net principal collections for $68.8 million; (iii) additional loan charge offs (not related to the sale of loans) in the amount of $28.4 million; (iv) an $8.2 million increase in the outstanding balance due to changes in the fair market value adjustments of investment securities; and (v) a $4.4 million increase in the outstanding balance due to revaluation of foreign currency exchange (mostly related to letter of credit acceptances in Euros for €21.4 million). The Bank’s strategic approach to the difficult situation of its Argentine portfolio, combined with the strength of its relationships, allowed the Bank to restructure 80% of its loans in the country as of December 31, 2003, thereby improving its financial prospects, while contributing to it’s client’s efforts to gradually resume normal operations. In addition, where appropriate, the Bank sold parts of the portfolio. As a result, the Bank believes that the remaining $222.2 million net exposure in Argentina, as of March 31, 2004, does not represent a significant risk to the financial viability of the Bank.

        In addition to managing credit risk in a particularly challenging environment, the Bank had to adjust to a general liquidity shortage in Latin America. In 2002, credit flows to the Region began to decrease significantly. Many banks in both the United States and Europe, the traditional sources of credit facilities for Latin America, faced credit, trading and/or profitability difficulties in their home markets, which forced them to focus their resources on their core franchises. Under the circumstances, these banks turned more risk averse and many credit facilities to Latin American borrowers were sharply reduced. As a result, the Bank’s funding became more scarce and expensive. Risk perceptions during 2003 improved for the Region following positive political developments in Brazil and the rapid increase in world commodity prices. This, together with the Bank’s improved performance, had a positive impact upon the Bank’s funding, increasing the availability of funds and reducing the interest cost of borrowing funds and obtaining deposits.

        As a result of the Bank’s lower credit ratings and the need for liquidity on the part of some of its depositors, deposits fell in the first half of 2002 and were down by $1,019.4 million to $552.0 million at year-end.

Approximately 62.7% of this reduction in deposits represented deposits withdrawn by central banks of countries in the Region and approximately 39.2% represented deposits withdrawn by commercial banks in the Region. The generally increased cost of funds was offset by higher lending margins. During 2003, the perception of the decline in risk increased the availability of liquidity in Latin America and this resulted in a strong increase in cash flows for the Region. As a result, the Bank’s funding became more plentiful and less expensive. During July and August of 2003, the major credit rating agencies reviewed the Bank’s credit ratings, following the Bank’s successful recapitalization program, which increased its capital base by $147.0 million. As of the date of this report, the Bank’s ratings are investment-grade (BBB-/Baa3) and the rating’s outlook from all three rating agencies is stable, reflecting an upgrade by Fitch from non-investment grade and a change from a negative outlook by Moody’s and Standard & Poors. During 2003, the deposit client base started to increase following the successful recapitalization program, the upgrade by Fitch and the improved environment. Overall deposits increased by 27.4% from $552.0 million at December 31, 2002 to $703.0 million at December 31, 2003 an increase of $151.0 million.

        Adequate liquidity provides support and comfort to the Bank’s creditors. The Bank was able to begin to reduce its liquidity levels following the recapitalization at the end of June 2003, while still maintaining a healthy net cash position throughout 2003. Liquidity is being managed in a conservative fashion and the Bank’s cash position was $252.6 million at December 31, 2003, representing a 35.9% of the Bank’s total deposit base and 9.9% of assets.

        During 2002, the Bank implemented a significant cost reduction program, which by the fourth quarter of 2002 resulted in a decline in the Bank’s operating expenses (excluding one-time items) of approximately 20% compared to the same period in 2001. During 2003, the Bank increased its operating expenses by approximately 17.1%, compared to the same period in 2002, mainly due to provisions for bonuses to the employees, consulting fees related to information technology projects and systems security, and higher insurance costs.

        The Bank achieved record net income of $111.5 million for 2003, compared to a $268.8 million loss in 2002. The 2003 results reflected renewed growth in the Bank’s core business areas, as well as the successful management of its Argentine portfolio, which included the sale, and partial payment, of Argentine loans, which generated reversals of the allowance for loan losses. Return on equity was 23.9% for 2003, which was achieved working off a particularly strong capitalization level.

        In order to address the Bank’s weakened capital ratios and the risk that Moody’s and Standard and Poor’s would further reduce the Bank’s credit ratings to below investment grade, the Bank initiated and completed in June 2003 a highly successful recapitalization as a result of which the Bank raised $147.0 million of additional Tier 1 equity capital through the sale of 22 million shares in a rights offering to the Bank’s existing shareholders. As a result of this recapitalization, the Bank’s Tier 1 and Tier 2 equity capital ratios at December 31, 2003 were 35.4% and 36.7%. The successful completion of the recapitalization, the continued reduction of the Bank’s credit exposure in Argentina, including the disposition during 2003 of $308.0 million in face value of Argentine loans and debt securities, and the gradual improvement of economic conditions in Argentina and other countries in Latin America resulted in Fitch raising the Bank’s credit ratings to BBB-, an investment grade rating. All of the Bank’s credit ratings are now investment grade with a stable outlook.

        Institutionally, the Bank’s business focus remains on services, products, clients and transactions linked to foreign trade. The Bank believes that its competitive advantages in the trade finance related business are both structural and operational. The structural advantage is based on the Bank’s unique mission, multilateral character, shareholder composition, and proven commitment to its clients and to Latin America. The Bank’s operational advantages are based on its technical expertise, regional know-how, management excellence, transparency, and first-rate corporate governance. Part of the Bank’s tactical approach to leveraging its competitive advantages and becoming a complete trade services solution for its clients entails the deployment of new products that the Bank believes will increase, diversify, and stabilize its revenue stream. Basic to this approach is to limit the cost and execution risk of trade finance transactions through the use of strategic alliances with proven providers.

        In July 2003, the Bank and Bank of America Corporation completed a strategic alliance that offers Bank of America’s U.S. Dollar clearing services to the Bank’s clients in the Latin America and Caribbean region. This alliance offers an opportunity to combine the Bank’s reliable trade finance capabilities with Bank of America’s widely recognized product excellence in clearing services.

        In January 2004, the Bank and Trade Source International (“TSI”) completed a strategic alliance that offers the Bank’s clients TSI’s suite of global trade finance services, based on TSI’s international expertise in export credit agency and other trade-specific financial structures. The services include creating and implementing innovative financing and payment solutions for trade-related structured transactions. As part of the Bank’s strategy of increasing the scope of trade finance products through strategic alliances, TSI affords the Bank the capability of deploying first-rate export credit agency structures. The Bank’s goal is to become the most comprehensive trade finance financial institution in Latin America, while minimizing the execution and investment risk.

        With regard to the Argentine portfolio, the Bank will continue its efforts to restructure the remaining loan portfolio and may consider additional asset sales if prices are deemed attractive.

Business Strategy for 2004

        During 2004, several free trade treaty initiatives involving Latin America are expected to be concluded, which stimulate foreign trade in the Region. This would provide important business opportunities for the Bank.

        The Bank’s focus in 2004 will be the following:

•	Continue increasing trade finance balances.
•	Maximize the value of the Argentine portfolio.
•	Collect the remaining medium-term portfolio.
•	Strengthen the management team.
•	Diversify revenue sources.
•	Further improve the BLADEX brand.
•	Simplify internal processes and further improve efficiency.

        The Bank’s strategic focus is centered on supporting its clients’ full range of financial services needs arising in connection with their foreign trade transactions into and out of Latin America. Within this definition of the scope of its business, the Bank intends to achieve undisputed market leadership and pre-eminence, thus attracting and retaining the best people in the business, optimizing business origination, lowering its cost of funds, maximizing the price of its stock, and realizing all other advantages afforded by the market to industry leaders. Tactics to achieve the Bank’s objective are currently being deployed on five relevant fronts:

Organizational Structure and Human Resources

•	The Bank has decided to domicile the management of its commercial (business) operations in the United States. The Bank believes that this decision will afford it access to a deeper pool of skilled people, will afford it improved Latin American business origination in the U.S., and will keep it in closer contact with existing and potential business partners (Bank of America and TSI), and other constituencies such as shareholders, rating agencies, equity analysts and regulators.
•	Consistent with this decision, the Bank placed Mr. Rubens Amaral, its new Head of Commercial Operations hired on March 1, 2004, in the Bank’s Agency in New York City. Mr. Amaral is charged with responsibility for executing the Bank’s business strategy, and managing the Bank’s client and product sales force in the U.S., Panama, and the Representative Offices in Mexico, Argentina, and Brazil.

•	Mr. Amaral has already started the process of upgrading the quality of the sales force, and shifting it to a consolidated U.S. location.

Clients

•	The Bank continues placing emphasis on working with banks and a few, carefully selected strategic corporations in industries it knows well as its core clients. The Bank intends to expand the number of banks it works with, as it develops fee products in demand by the medium–sized segment of the market, and as it expands its presence in some of the smaller countries in the Region.
•	The number of corporate clients is also expected to increase as a result of co-financing transactions structured with its client banks, and as it expands structured trade transactions originated in the U.S.

Products

•	Product development is being conducted consistent with the objective of providing support across the entire range of financial service needs implied by trade transactions. From a financial perspective, the new products will provide the Bank with fee income, thus increasing return on asset levels, and providing stability to the overall revenue stream. A new Senior Product Manager has been hired and is expected to begin working on June 1, 2004 to lead this function (under Mr. Amaral’s supervision).
•	The tactical approach to product development calls for making use of strategic partnerships wherever doing so provides the Bank with economies of scale, and where the Bank can leverage of its partners’ expertise. In the Bank’s view, the use of strategic partnerships minimizes execution risk, deployment costs, and time-to-market.

Brand Management

        It is the Bank’s view that the management of the Bank’ brand could result in additional value being developed for the Bank. Consistent with this view, the Bank has conducted a branding study to determine the strengths and weaknesses of its positioning in the market, and developed a plan to leverage these strengths and address these weaknesses. Results of the project will start becoming apparent to the market in the third quarter of 2004.

Balance Sheet Management

•	Three aspects of the management of the balance sheet are being given special attention:
•	Credit portfolio diversification is increasingly being driven by risk-weighted asset considerations, as opposed to absolute, nominal exposure amounts. The Bank believes that a risk-weighted approach to portfolio diversification results in better decision-making, as the analysis addresses not only exposure amounts, but also makes critically important differentiations among different types of risks. With regard to the Argentine portfolio, the Bank will continue its efforts to restructure the remaining loan portfolio and could consider additional asset sales if prices are deemed attractive.
•	Liquidity management is being driven by the realities of the Bank’s renewed strong and well-diversified access to funding sources.
•	Capital management is being subject to dynamic, continuous analysis, as the Bank works at optimizing its capital structure, balancing risk, liquidity, and return considerations.

Lending Policies

        The Bank’s Articles of Incorporation state that the Bank may not lend to an institution in a country in the Region unless the central bank or a designated government entity of that country is a holder of Class A shares of the Bank. It generally has been an operating policy of the Bank to extend credit directly to banks and state-owned export organizations within the Region. Until recently, the Bank also made a significant volume of loans to non-bank private entities, mostly through co-financing, loan syndications and participations with other banks. At December 31, 2003, total loans outstanding to non-bank private entities (excluding Argentina) constituted 13.2% of the Bank’s total loans. All credit requests from eligible borrowers are analyzed in the light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria in evaluating the credit worthiness of all clients.

        The Bank has 28 officers responsible for marketing the Bank’s financial products and services to existing and potential customers. This includes the personnel in its representative offices in Argentina, Brazil and Mexico, and the New York Agency.

        The Bank finances export and import transactions for all types of goods and products, with the exception of the export or import of armaments, ammunition, military equipment, liquor, hallucinogenic drugs or narcotics that are not utilized for medical purposes, and any article whose trading is widely prohibited due to environmental hazards or limitations established by international agreements. Exports financed by the Bank are destined for buyers in countries both inside and outside the Region. In the same manner, imports financed by the Bank originate from sellers in countries both inside and outside the Region.

        At regular intervals (at least once a year), the Bank conducts a credit review of each of its borrowers and of each country in the Region. The Bank’s credit review includes an analysis of the borrower’s financial condition, trends in the borrower’s financial condition, peer group comparisons, a review of credit references and a review of general economic conditions in the borrower’s country of origin, and may include discussions with bank regulatory authorities in the borrower’s country of origin. On the basis of its credit review, the Bank establishes credit limits for each country in the Region and for each of its borrowers. In order to prevent excessive concentration, the Bank’s policy has been that the outstanding credit portfolio in a given country could not exceed the lesser of (i) 40% of the total credit portfolio of the Bank, (ii) four times the Bank’s total capital (defined according to the Basle capital adequacy principles), and (iii) the country limit established by management and approved by the Board of Directors. As a result of the net loss due to the increase in the allowance for credit losses, the cap on country exposures at four times the Bank’s total capital (the then applicable limit) was temporarily exceeded during 2002 in the case of Brazil. The Bank’s country limit allocations are currently under review and the Credit Policy and Risk Assessment Committee of the Board of Directors (the “Board Credit Committee”) has approved exceptions from the 40% limit in the case of Brazil, (the current applicable limit), subject to all transactions complying the Board approved country limit and other conditions.

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

        The Board of Directors approves all country credit limits based on management recommendations, along with targeted customers and risk profiles as to tenor and type of risk to be undertaken in a particular country. The Board of Directors reviews and approves the credit limits for each country in the Region at least once a year. The Board of Directors also reviews and monitors the credit portfolio of the Bank, including both impaired credits and non-impaired credits rated “7” or higher, at least every quarter.

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

        For existing borrowers, the Bank’s management has authority to approve credit lines up to the lending limit prescribed by Panamanian law (see “—Regulation—Panamanian Law”), provided that such credit lines comply with the country credit limits for the borrower’s country of domicile as approved by the Board of Directors. Approved borrower lending limits are reported to the Board Credit Committee on a quarterly basis. As of December 31, 2003, the lending limit prescribed by Panamanian law for any one borrower amounted to approximately $175.5 million. The Bank’s management has recently been given authority to approve credit lines of up to the lending limit to the extent that the approved credit complies fully with the country limits and all conditions included therein. All credit lines must be approved by the head of Risk Management, who has right of veto, and the head of Credit and Marketing or Treasury, depending on the type of facility being reviewed, or their designees. The head of Risk Management’s approval is required for all credit approvals, and the Chief Executive Officer’s approval is also required for all new clients and for exposures exceeding $30 million. The approval of credit lines for any credit classified as “7” (special mention) require approval by the Board Credit Committee. The Board Credit Committee also reviews the entire impaired portfolio, including all Argentine loans along with non-impaired credits rated “7” or higher on a quarterly basis.

        As a result of the recent change in Management’s authority to approve credit lines, the restrictions that client credit lines not exceed an amount ranging from 10% to 50% of the borrower’s equity, depending on the type of borrower, credit-worthiness and term and nature of the transaction, and up to 5% of the Bank’s total outstanding credit portfolio were lifted and left to management, with decisions to be based on due consideration of all applicable factors. As a result of the Bank’s decision to increase its allowance for credit losses and to take a charge for impairment losses on securities in 2002 and the corresponding reduction in the Bank’s total assets and capital, the Bank exceeded the 30% lending limit prescribed by Panamanian law with respect to several borrowers. The Superintendency of Banks of Panama granted the Bank a waiver of this requirement in July of 2002 which allowed it one year to reduce its credits to non-Argentine borrowers to the 30% limit (which has been done), and an unspecified period to reduce its exposure to Argentine clients to the 30% limit, as market conditions allowed. At December 31, 2003, the Bank was in full compliance with all regulatory limits. The Panamanian Banking Law also contains certain concentration limits, which are strictly adhered to by the Bank. See “—Regulation—Panamanian Law.”

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

        The Bank has developed credit information on its borrowers over an extended period of time. Many of the Bank’s borrowers have been customers and stockholders for periods of over ten years. At December 31, 2003, total non-trade-related loans amounted to $404.9 million or 21.6% of the Bank’s total loans (excluding Argentine loans).

        In response to developments that occurred in the Region in 2001 and 2002 and the effect of such developments on the Bank, the Bank’s management decided to focus the Bank’s business activities on providing short-term trade financing to banks. In addition, the Bank’s Board of Directors in 2002 amended the Bank’s by-laws to focus its business activities on providing trade related financing. This reflected the Board’s desire, in view of the Bank’s weakened financial condition, to avoid higher risk, longer-term loans not tied to specific trade transactions. At December 31, 2003, $692.9 million or 28.7% of the Bank’s total credit portfolio (excluding Argentina) represented non-trade related credits. At that date, $480.4 million or 69.3% of these non trade credits had a remaining term to maturity of less than one year, and $207.5 million or 30.0% had a remaining maturity of one year or greater and $5.0 million or 0.7% consisted of past due loans.

Credit Portfolio

        The Bank’s credit portfolio consisting of loans, selected investment securities held to maturity and available for sale, securities purchased under agreements to resell, letters of credit, customers’ liabilities under acceptances, guarantees and credit commitments, declined from $6.4 billion at December 31, 2001 to $3.3 billion at December 31, 2002 to $2.8 billion at December 31, 2003. The decline in the credit portfolio resulted from management’s decision to (i) maintain an adequate level of capitalization following Argentine credit loss provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adapt the balance sheet to smaller funding levels. In 2002, $2.5 billion of the $3.1 billion reduction in the Bank’s credit portfolio was achieved through loan portfolio repayments from the Bank’s borrowers net of new disbursements, $548 million of the reduction resulted from expirations in contingencies, $20.6 million from loans charged-off, $28.2 million from the sale of loans and securities and $30.5 million from changes in estimated fair value adjustments on securities. Most of the loan reductions occurred in Brazil and Mexico. In 2003, the reduction in the Bank’s credit portfolio was mainly attributable to the sale of Argentine credits with a face value of $308.0 million, and the reduction of the Bank’s stock of non-trade medium-term credits.

        The following tables set forth the distribution of the Bank’s credit portfolio, by product category and by country at December 31 of each year set forth below. Investment securities are considered part of the Bank’s credit portfolio (and therefore included in the chart below) when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio. At December 31, 2003, 100% of the Bank’s investment securities were considered part of its credit portfolio. The value of all securities included in the following tables has been calculated using the estimated fair value of such securities.

	At December 31,
	1999	%	2000	%	2001	%	2002	%	2003	%
	(in $ millions, except percentages)
Loans	$4,594	74.2	$4,927	74.7	$4,734	73.7	$2,517	76.2	$2,275	80.0
Investment securities (1)	160	2.6	395	6.0	357	5.5	161	4.9	78	2.7
Securities purchased under
agreements to resell	0	0.0	0	0.0	292	4.5	132	4.0	132	4.6

Contingencies	1,434	23.2	1,276	19.3	1,044	16.2	495	15.0	362	12.7

Total	$6,188	100.0	$6,599	100.0	$6,426	100.0	$3,305	100.0	$2,847	100.0

[1]	Investment securities consist of investment securities considered part of the Bank’s credit portfolio.

	At December 31,
	1999	%	2000	%	2001	%	2002	%	2003	%
	(in $ millions, except percentages)
Argentina	$1,198	19.4	$1,473	22.3	$1,114	17.3	$ 774	23.4	$ 435	15.3
Bolivia	66	1.1	21	0.3	26	0.4	14	0.4	0	0.0
Brazil	2,159	34.9	2,430	36.8	2,490	38.7	1,183	35.8	1,154	40.5
Chile	81	1.3	88	1.3	114	1.8	49	1.5	133	4.7
Colombia	257	4.2	177	2.7	195	3.0	105	3.2	123	4.3
Costa Rica	27	0.4	29	0.4	69	1.1	49	1.5	75	2.6
Dominican Republic	112	1.8	178	2.7	221	3.4	225	6.8	37	1.3
Ecuador	94	1.5	113	1.7	96	1.5	79	2.4	87	3.1
El Salvador	38	0.6	41	0.6	62	1.0	9	0.3	31	1.1
Guatemala	19	0.3	42	0.6	28	0.4	29	0.9	36	1.3
Honduras	10	0.2	6	0.1	0	0.0	0	0.0	0	0.0
Jamaica	18	0.3	18	0.3	19	0.3	22	0.7	25	0.9
Mexico	1,544	25.0	1,380	20.9	1,062	16.5	230	7.0	247	8.7
Nicaragua	46	0.7	38	0.6	43	0.7	12	0.4	14	0.5
Panama	141	2.3	150	2.3	82	1.3	19	0.6	44	1.5

	At December 31,
	1999	%	2000	%	2001		%	2002		%	2003		%
	(in $ millions, except percentages)
Paraguay	1	0.0	2	0.0	1		0.0	2		0.1	0		0.0
Peru	298	4.8	288	4.4	170		2.7	115		3.5	106		3.7
Trinidad & Tobago	26	0.4	55	0.8	59		0.9	84		2.5	100		3.5
Uruguay	23	0.4	7	0.1	0		0.0	0		0.0	0		0.0
Venezuela	28	0.5	44	0.7	274		4.3	168		5.1	61		2.1
Other	2	0.0	19	0.3	302	(1)	4.7	136	(1)	4.1	139	(1)	4.9

Total	$6,188	100.0	$6,599	100.0	$6,426		100.0	$3,305		100.0	$2,847		100.0

(1) At December 31, 2001, 2002 and 2003, $291.9 million, $132.0 million and $132.0 million represented securities purchased under agreements to resell. At December 31, 2003, the remaining $7 million represented guarantees issued to a multilateral bank in Honduras.

        A per country distribution of the maturity profile of the Bank’s medium-term exposure at December 31, 2003 is presented below:

	At December 31,
	Medium term portfolio outstanding	2004	2005	2006	2007	Past Due
	(in $ millions, except percentages)
Brazil	$347	$239	$37	$17	$ 53	$1
Colombia	43	9	7	0	27	0
Costa Rica	2	2	0	0	0	0
Dominican Republic	10	10	0	0	0	0
El Salvador	1	1	0	0	0	0
Jamaica	0	0	0	0	0	0
Mexico	110	40	32	3	34	0
Nicaragua	6	6	0	0	0	0
Peru	13	6	8	0	0	0
Venezuela	61	51	8	2	0	0

Total	$594	$364	$92	$22	$114	$1

Percentage (%)	100%	61%	15%	4%	19%	0%

        At December 31, 2003, approximately $1,968.9 million, or 69.2%, of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,153.9 million, or 40.5%); Argentina ($435.1 million, or 15.3%); Mexico ($246.6 million, or 8.7%); and Chile ($133.3 million, or 4.7%). In addition, at December 31, 2003, 21.2% of the Bank’s total credits were to 5 borrowers in Brazil and 7.8% of total credits were to 3 borrowers in Mexico.

Argentine Portfolio

        The Bank’s net exposure in Argentina as of December 31, 2003 is presented in the following table:

	Loans	Investments	Contingencies	Total	Repurchase Agreements

	(In $ millions)

Nominal Value (gross portfolio)	$ 398	$ 10	$ 32	$ 440	$ 132
Impairment loss	n.a.	(5)	n.a.	(5)	0

Credit Portfolio at Dec. 31, 2003	398	5	32	435	132
Specific allowance for credit losses	(175)	n.a.	(20)	(195)	0
Collateral (U.S. Treasury Strips)	0	0	0	0	(132)

Net Exposure at Dec. 31, 2003	$ 223	$ 5	$ 11	$ 240	$ 0

        As of December 31, 2003, the Bank’s credit portfolio in Argentina amounted to $435.1 million, a reduction of $338.9 million, or 43.8%, compared to December 31, 2002. This reduction was mainly due to the sale of Argentine assets with a book value of $254.3 million, the proceeds of which exceeded their carrying value (net of previously established loan loss allowances and fair value adjustments). The following table shows detailed information on these sales during 2003:

	Loans	Investments	Total

	(In $ millions)

Principal (Nominal Value)	$ 214	$ 93	$ 308
Specific Credit Allowance	(171)	n.a.	(171)
Impairment losses	n.a.	(75)	(75)

Net Carrying Value (A)	43	18	62

Sale proceeds (B)	106	41	146

Gains on sales (B-A)	$ 63	$ 22	$ 85

        The Argentine portfolio distribution by industry type as of December 31, 2003 was as follows:

Industry	Argentine Credit Portfolio As of Dec. 31/03%

	(In $ millions, except percentages)

Non-Financial Entities
Beverage	$ 27	6%
Telecommunications	4	1%
Food production	15	3%
Mining and oil and gas extraction	51	12%
Primary metal manufacturing	8	2%
Utilities	49	11%

Total Non-Financial Entities	$153	35%

Financial Institutions
Controlled subsidiaries of major US
and European Banks	$ 58	13%
State owned banks guaranteed by third
party paper	66	15%
State owned banks	158	36%

Total Financial Institutions	$282	65%

Total Argentine Credit Portfolio	$435	100%

        During 2003, the Bank worked with its Argentine clients to renegotiate and restructure their obligations. From this perspective, the composition and maturity profile of the Argentine credit portfolio as of December 31, 2003 was as follows:

(In $ millions, except percentages)

	Argentine Credit Portfolio Outstanding As of Dec. 31, 2003		Credits maturing in year ended
Status		%	2004	2005	2006	2007-2010	Past Due

Performing under original terms	$ 36	8%	$ 11	$ 11	$12	$ 2	$ 0
Restructured and performing under renegotiated terms	347	80%	77	62	73	135	0
In negotiations to be restructured (current in interest)	18	4%	18	0	0	0	0

(In $ millions, except percentages)

	Argentine Credit Portfolio Outstanding As of Dec. 31, 2003		Credits maturing in year ended
Status		%	2004	2005	2006	2007-2010	Past Due

Not restructured and not paying interest	34	8%	5	8	0	0	22

Total Argentine Credit Portfolio	$435	100%	$111	$80	$85	$137	$22

        The portfolio of restructured and performing loans, under the renegotiated terms, has an average life of 2.3 years. No restructurings have involved discounts or losses of principal. Assets not restructured and not paying interest consist of obligations from three companies in the utilities sector.

Loan Portfolio

        At December 31, 2003, the Bank’s total loans amounted to $2,275.0 million. Excluding $397.9 million of Argentine loans, 95.0% of the Bank’s remaining loan portfolio at that date was scheduled to mature within one year. At December 31, 2003, net of allowance for loan losses and unearned income, the Bank’s loans equaled $2,046.4 million. The Bank services all loans in its loan portfolio except syndicated loans, which are serviced through agent banks that are generally appointed by the arrangers of the syndication.

        At December 31, 2002, the Bank’s total loans amounted to $2,516.5 million. Excluding $694.0 million of Argentine loans, 80% of the Bank’s loan portfolio at that date was scheduled to mature within one year. At December 31, 2002, net of allowance for loan losses and unearned income, the Bank’s total loans equaled $2,077.3 million.

        The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified to the Bank.

        Until 2001, the Bank engaged in a significant volume of medium-term lending in which maturities generally ranged from one to five years. Medium-term loans were extended primarily to banks and to a lesser extent to state-owned and private corporations in the Region. At December 31, 2003, the Bank’s medium-term loans had an average term remaining to maturity of approximately 19 months. It has been the Bank’s policy to fund such medium-term lending primarily with medium-term liabilities and to limit such lending to between 2% (if the term to maturity is greater than five years) and 40% (if the term to maturity is between twelve and eighteen months) of its total credit portfolio, with additional percentage limitations (based on maturities) within that range, although the Bank’s lending limit structure is currently under review. At December 31, 2003, excluding Argentine loans, medium-term loans with a remaining maturity of one year or greater amounted to $93.9 million or 5.0% of the Bank’s total loans.

Loans by Country

        The following table sets forth the distribution of the Bank’s loans, including short-term loans, medium-term loans and long-term loans (defined as loans with an original maturity of over 5 years) by country at December 31 of each year set forth below:

	At December 31,
	1999	%	2000	%	2001	%	2002	%	2003	%
	(in $ millions, except percentages)
Argentina	$ 980	21.3	$1,128	22.9	$ 804	17.0	$ 694	27.6	$ 398	17.5
Bolivia	62	1.3	20	0.4	26	0.5	13	0.5	0	0.0
Brazil	1,654	36.0	1,858	37.7	2,013	42.5	930	37.0	1,011	44.4
Chile	76	1.7	83	1.7	112	2.4	48	1.9	131	5.8
Colombia	207	4.5	119	2.4	138	2.9	80	3.2	96	4.2
Costa Rica	23	0.5	24	0.5	67	1.4	42	1.7	59	2.6

	At December 31,
	1999	%	2000	%	2001	%	2002	%	2003	%
	(in $ millions, except percentages)
Dominican Republic	57	1.2	103	2.1	175	3.7	156	6.2	24	1.1
Ecuador	50	1.1	63	1.3	14	0.3	46	1.8	22	1.0
El Salvador	24	0.5	25	0.5	19	0.4	2	0.1	26	1.1
Guatemala	19	0.4	30	0.6	23	0.5	29	1.1	34	1.5
Jamaica	9	0.2	6	0.1	7	0.2	11	0.4	14	0.6
Mexico	1,008	21.9	1,030	20.9	833	17.6	142	5.6	183	8.0
Nicaragua	33	0.7	25	0.5	38	0.8	7	0.2	9	0.4
Panama	120	2.6	118	2.4	43	0.9	19	0.8	44	1.9
Paraguay	1	0.0	1	0.0	1	0.0	2	0.1	0	0.0
Peru	199	4.3	192	3.9	120	2.5	63	2.5	65	2.8
Trinidad & Tobago	26	0.6	55	1.1	59	1.2	84	3.3	100	4.4
Uruguay	23	0.5	7	0.2	0	0.0	0	0.0	0	0.0
Venezuela	25	0.5	40	0.8	242	5.1	149	6.0	61	2.7

Total	$4,594	100.0	$4,927	100.0	$4,734	100.0	$2,517	100.0	$2,275	100.0

        The above table does not include the Bank’s outstanding selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell, credit commitments, letter of credit confirmations, customer liabilities under bankers’ acceptances and guarantees, each issued to, or issued by, borrowers in the Region, which totaled $571.8 million at December 31, 2003.

        Argentine loans decreased as a percentage of the Bank’s total loan portfolio from approximately 27.6% at December 31, 2002, to approximately 17.5% at December 31, 2003. This decrease resulted from the fact that the Bank’s Argentine loan portfolio declined by approximately 42.7% during 2003 reflecting the ability of the Bank to sell Argentine obligations.

Loans by Type of Borrower

        The following table sets forth the amounts of the Bank’s loans by type of borrower in the Region at December 31 of each year set forth below:

	At December 31,
	1999	2000	2001	2002	2003
	(in $ millions)
Private sector commercial banks	$2,604	$2,503	$2,337	$ 935	$ 986
State-owned commercial banks	833	850	693	511	422
Central banks	74	69	59	71	0
Sovereign debt	254	180	157	90	50
State-owned exporting organizations	379	378	424	335	424
Private corporations	450	947	1,064	574	392

Total	$4,594	$4,927	$4,734	$2,517	$2,275

Securities Purchased under Agreements to Resell

        The Bank purchases securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. The purchased securities generally consist of U.S. Treasury and other debt securities. At December 31, 2003 and 2002, securities purchased under agreements to resell, all of which were with counterparties in Argentina, had carrying values of $132.0 million. All of these arrangements were fully collateralized with U.S. Treasury securities and, in accordance with market practice, had the additional coverage of a margin call in cash. The Bank includes these reverse repurchase transactions in its credit portfolio and classifies them as United States country risk. At December 31, 2003, the term to maturity of these agreements did not exceed 90 days and the interest payments were current.

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

	At December 31,
	2001	2002	2003
	(in $ thousands)
Securities Held to Maturity
Bonds	$175,833	$ 11,555	$29,452
Floating rate notes	104,935	0	0
Certificates of deposits	13,331	0	0
Treasury bills	29,713	0	0
Impaired floating rate notes	8,089	0	0

Total Securities Held to Maturity	$331,901	$ 11,555	$29,452

Securities Available for Sale
Bonds	$ 21,433	$114,523	$43,062
Certificate of deposits	764	0	0
Impaired bonds	2,000	34,635	5,279

Total Securities Available for Sale	$ 24,197	$149,159	$48,341

Total Investment Securities	$356,098	$160,714	$77,793

        At December 31, 2002 and 2003, the total carrying value of investment securities was net of estimated fair value adjustments on securities, including estimated unrealized gain (loss) on securities and impairment loss of $44.3 million and $1.0 million, respectively, which was charged to operations, resulting primarily from the impairment of Argentine securities that were originally purchased under the Bank’s credit portfolio lending policy. See “Asset Quality and Impaired Assets.”

        During 2002, the Bank reclassified securities held to maturity in the amount of $174.0 million to securities available for sale, which, once reclassified, were recorded in the amount of $131.3 million, net of estimated fair value adjustments. This reclassification was required by the Panamanian Superintendency of Banks, which established a minimum credit rating for securities classified as held to maturity.

        At December 31, 2003, 5.7% of the Bank’s investment portfolio (excluding Argentine investments) was scheduled to mature within one year and the Bank’s entire investment portfolio had a weighted average interest rate of 10.7% per annum.

Total Outstandings by Country

        The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell and loans, but not including contingencies (collectively “Cross-Border Outstandings”) at December 31 of each year set forth below:

	At December 31,
	2001		2002		2003
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$ 884	14.9	$ 729	22.2	$ 403	14.7
Austria	55	0.9	25	0.8	0	0.0
Bahrain	15	0.3	15	0.5	0	0.0
Belgium	15	0.3	40	1.2	0	0.0
Bolivia	26	0.4	13	0.4	0	0.0
Brazil	2,096	35.3	968	29.4	1,027	37.5
Canada	0	0.0	20	0.6	20	0.7
Chile	112	1.9	48	1.5	131	4.8
Colombia	163	2.7	105	3.2	123	4.5
Costa Rica	67	1.1	42	1.3	59	2.2
Denmark	15	0.3	15	0.5	0	0.0
Dominican Republic	176	3.0	156	4.7	24	0.9
Ecuador	14	0.2	46	1.4	22	0.8
El Salvador	34	0.6	2	0.1	26	0.9
Finland	25	0.4	10	0.3	16	0.6
France	40	0.7	43	1.3	7	0.3
Germany	120	2.0	80	2.4	86	3.1
Guatemala	28	0.5	29	0.9	34	1.2
Ireland	20	0.3	20	0.6	10	0.4
Italy	35	0.6	20	0.6	20	0.7
Jamaica	7	0.1	11	0.3	14	0.5
Japan	30	0.5	30	0.9	10	0.4
Mexico	934	15.7	188	5.7	213	7.8
Nicaragua	38	0.6	7	0.2	9	0.3
Panama	58	1.0	19	0.6	44	1.6
Peru	120	2.0	63	1.9	65	2.4
Portugal	40	0.7	34	1.0	23	0.8
Spain	0	0.0	55	1.7	0	0.0
Sweden	30	0.5	0	0.0	20	0.7
The Netherlands	30	0.5	20	0.7	14	0.5
Trinidad & Tobago	59	1.0	84	2.6	100	3.6
United Kingdom	32	0.5	43	1.3	10	0.4
United States	338	5.7	141	4.3	150	5.5
Venezuela	273	4.6	168	5.1	61	2.2
Other (1)	11	0.2	2	0.1	0	0.0

Total	$5,940	100.0	$3,289	100.0	$2,740	100.0

(1)	Other consists of Cross-Border Outstandings to countries in which Cross-Border Outstandings did not exceed $10 million for any of the periods indicated above.

        The following table sets forth the amount of the Bank’s Cross-Border Outstandings by type of institution at December 31 of each year set forth below:

	At December 31,
	2001	2002	2003
	(in $ millions)
Private sector commercial banks	$2,880	$1,386	$1,189
State-owned commercial banks	1,092	575	475
Central banks	74	71	0
Sovereign debt	212	277	239
State-owned exporting organizations	473	379	439

	At December 31,
	2001	2002	2003
	(in $ millions)
Private corporations	1,210	601	398

Total	$5,940	$3,289	$2,740

Contingencies

        Contingencies are considered part of the credit portfolio because the Bank applies the same credit standards used in its lending process in its evaluation of these instruments. At December 31, 2003, total contingencies amounted to $361.7 million, which represented 12.7% of the Bank’s total credit portfolio.

        The Bank advises and confirms letters of credit to facilitate internal and external regional trade transactions. The Bank also issues stand-by letters of credit and in the past issued guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency. In a few cases, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. At December 31, 2003, total stand-by letters of credit and guarantees representing country risk coverage amounted to $79.3 million with no Argentine country risk exposure.

        The Bank also enters into credit commitments (defined as both non-binding and legally binding agreements to lend to a customer) in order to meet the financial needs of customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements. See Note 18 to Consolidated Financial Statements.

Asset Quality

        Although the Bank is exposed to the types of problems that have affected Argentina, the Bank attributes its overall asset quality (other than with respect to its Argentine portfolio) to the trade-related nature of its loan portfolio; the composition of its client base; the importance that governments and borrowers in the Region attach to maintaining their continuing access to trade financing; and the Bank’s strict adherence to commercial criteria in its credit activities. The Bank has developed an in-depth knowledge of and relationship with its client base throughout its 25 years of operations in the Region, which allows it to continue to further enhance its risk management process. Since the commencement of the Bank’s operations in 1979 through December 31, 2003, the Bank has extended credit in the aggregate amount of $124.1 billion and has had charge-offs totaling $79.6 million.

        The management and the Credit Policy and Risk Assessment Committee of the Board of Directors of the Bank periodically review a report of all loan delinquencies. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually with the involvement of senior management.

Impaired Assets and Contingencies

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

        Impaired assets and contingencies constituted 1.7%, 23.4%, and 17.0% (mostly Argentine assets and contingencies) of the total credit portfolio of the Bank at December 31, 2001, 2002 and 2003, respectively. At December 31, 2003, all of the Bank’s credit exposure in Argentina was classified as impaired assets and all interest income on these items is accounted for on a cash basis. In addition, as of June 30, 2002, fees generated by contingencies in Argentina are accounted for on a cash basis.

        The Bank’s Argentine credit portfolio at December 31, 2003 amounted to approximately $435.1 million, which represented a reduction of $338.9 million from December 31, 2002. The Bank’s credit portfolio in Argentina at December 31, 2003 consisted of $397.9 million of loans, $5.3 million of securities at estimated fair value (with a par value of $9.8 million) and $31.9 million of contingencies and was distributed as follows: state-owned banks (51.4%), subsidiaries of international banks (13.3%), multinational corporations (13.2%), local corporations (11.4%), and foreign state-owned corporations (10.7%). In addition, at December 31, 2003, the Bank had $132.0 million of exposure under repurchase agreements with counterparties in Argentina, which were fully secured with U.S. Treasury securities, and consequently classified as a U.S. country risk. At December 31, 2003, the Bank held no Argentine sovereign debt.

        During 2003, the Bank collected interest from Argentine borrowers of approximately $24.1 million. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during 2003 was 85.5%.

        The Bank’s preferred creditor status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts the Bank from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations. This preferred status contributed positively to the on-going efforts of the Bank’s collection program. Even with the benefit of this status, given the continued severity of the Argentine crisis, the Bank has had to renegotiate and restructure loans, and could face write-offs related to its Argentine portfolio.

        The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated below.

	At December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except percentages)
Impaired loans	$23,786	$14,724	$77,061	$691,472	$444,876
Allocation from the allowance for
loan losses	23,786	9,236	17,715	365,346	191,293
Impaired loans as a percentage
of total loans	0.52%	0.30%	1.63%	27.48%	19.55%

Impaired contingencies	$ 0	$ 0	$20,000	$ 45,387	$ 31,934
Allocation from the reserve for losses on off
balance-sheet credit risks	0	0	5,180	14,456	20,455
Impaired contingencies as a percentage of total contingencies	0.00%	0.00%	1.92%	9.16%	8.83%

Impaired securities (par value)	$15,000	$ 9,750	$50,444	$107,218	$ 9,834
Estimated fair value adjustments on options
and impaired securities	11,325 (1)	6,075 (1)	40,356 (2)	72,582 (2)	4,555 (2)

Estimated fair value of impaired securities	$ 3,675	$ 3,675	$10,089	$ 34,635	$ 5,279
Impaired securities as a percentage of total
securities (3)	2.30%	0.93%	2.83%	21.55%	6.76%

Impaired assets as a percentage of	0.53%	0.33%	1.47%	24.79%	17.56%
Total assets

	At December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except percentages)
Impaired assets and contingencies as a percentage of total
credit portfolio (4)	0.45%	0.28%	1.67%	23.41%	16.96%

(1)	Prior to the adoption of SFAS 133 in 2001, the estimated fair value adjustments of options were charged off against the allowance for losses on guarantees.
(2)	Includes impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(3)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(4)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

Impaired Loans

        Total impaired loans were $444.9 million at December 31, 2003 compared to $691.5 and $77.1 million at December 31, 2002 and 2001, respectively. At December 31, 2003, the Bank’s entire $397.9 million loan portfolio in Argentina was classified as impaired assets and all interest income on these loans is accounted for on a cash basis.

        The following table sets forth for the years ended December 31, 2001, 2002 and 2003 the amount of impaired loans in the Bank’s loan portfolio, interest actually collected on these loans and thus included in income, interest which would have been recorded if the loans had not been classified as impaired and forgone interest revenue as a result of impaired loans.

	For the year ended December 31,
	2001	2002	2003
	(in $ thousands)
Impaired loans	$77,061	$691,472	$444,876

Interest which would have been recorded
if the loan had not been impaired	846	26,836	28,889
Interest actually collected on impaired loans and included in income	262	16,572	24,086

Forgone interest revenue as a result
of impaired loans	$ 584	$ 10,263	$ 4,802

        Except as shown in the above table, management does not believe that there is a material amount of loans with respect to which it has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which could result in such loans becoming non-accruing loans.

        Loans are charged off when they are deemed uncollectible, after giving consideration to factors such as the customer’s financial condition and underlying collateral and guarantees, as well as general and industry economic conditions. Normally this takes place within 12 months of a loan being classified in the “loss” category, which is defined as a credit where recovery is deemed improbable, although there may still be relevant specific factors which could result in improved prospects, such as eventual capital injections and the outcome of liquidation proceedings.

Impaired Contingencies

        Contingencies are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and ultimate collection of principal or interest is doubtful.

        At December 31, 2002, the Bank had identified contingencies with an Argentine company and two Argentine banks as impaired for a total of $45.4 million for which it provisioned $14.5 million. Of these, an $18 million contingency became a loan as part of a restructuring process during 2003. At December 31, 2003, the Bank maintained as impaired contingencies with one Argentine company and one Argentine bank for a total of $31.1 million for which it provisioned $20.5 million. Except for these cases, management does not believe that there is a material amount of contingencies with respect to which it has serious doubts as to the ability of the obligors to comply with the present terms there under.

Impaired Securities

        During 2001, the Bank identified impaired securities with a par value of $50.4 million from two Argentine banks and charged an impairment loss of $40.4 million to earnings relating thereto. During 2002, the Bank identified impaired securities with a par value of $107.2 million and charged an impairment loss of $44.3. During 2003, the Bank identified impaired securities with a par value of $9.8 million and charged an impairment loss of $1.0 million. At December 31, 2003, the Bank held impaired securities with a total carrying value of $5.3 million which represents the $9.8 million par value of these securities net of estimated unrealized gross gain of $2.4 million, cumulative impairment loss charged to operations of $(2.3) million and amortization of premiums and accumulated provision for loan restructured as investment of $(4.7) million.

Allowance for Credit Losses

        The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and contingencies. This allowance for credit losses is maintained at a level that is adequate in management’s judgment to provide for estimated probable credit losses inherent in various on and off-balance sheet financial instruments.

        The allowance for credit losses consists of two elements. One element represents the aggregate of estimated losses on the Bank’s impaired loans and contingencies. The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank net of impaired credits.

        The Bank calculates an estimated loss for each impaired loan and contingency by considering a number of variables including, as appropriate, the secondary market value of the credit, the fair market value of any collateral and the present value of the expected future cash flows from the credit item discounted at the item’s contractual effective rate. The sum of the estimated losses for each impaired credit item constitutes this element of the allowance.

        At December 31, 2003, the Bank’s total allowance for credit losses amounted to $258.3 million, of which $195.4 million represented estimated specific allowances related to specific Argentine impaired loans and contingencies, and $16.3 million represented an estimated specific allowance related to a specific Brazilian impaired loan.

        On a quarterly basis, the Bank estimates probable credit losses on the balance of its loans and contingencies using a provisioning matrix model which differentiates risk into three categories: country risk, borrower risk and transaction type risk, and aggregates the sum of these factors. For each of the three categories, the Bank determines a percentage probability of loss with respect to each of its credits. These percentage loss probabilities are then aggregated for each credit with the weightings for the three risk categories being determined based on a number of factors, with the rating of the country in which the borrower is located, borrower risks and transaction risks receiving nearly equal weight. As the country rating declines, the weighting of the country risk factor increases up to a maximum of 45%. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix. The Bank’s rating system closely follows the probability of default matrix of a well-known rating agency. To determine the probability of loss based on transaction risk, the Bank evaluates each transaction mainly by taking into account whether the risk is a short-term trade transaction or otherwise. This process results in a percentage for each credit representing the estimated probability of loss for the credit. These percentages are then multiplied by the amount of each credit and the amounts are then aggregated to determine this element of the allowance for credit losses. The Bank also reviews the adequacy of the allowance taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted.

        During the fourth quarter of 1999, the Bank changed the apportionment and presentation of the allowance for credit losses by dividing the allowance into three components:

(1)	An allowance for loan losses (reported as a deduction from loans);
(2)	A reserve for losses on off-balance sheet credit risk (reported in other liabilities); and
(3)	An allowance for losses on guarantees (reported in other liabilities).

        However, on January 1, 2001, as a result of the adoption of SFAS 133, the allowance for losses on guarantees was eliminated as a component. See “Allowance for Losses on Guarantees” below.

        At December 31, 2001, the Bank had a total allowance for credit losses (including loans and contingencies) of $194.7 million, reflecting additional provisions taken in 2001 of $77.1 million. During the first and second quarters of 2002, after careful consideration, and based upon rigorous analysis of all the relevant factors, the Board decided to further increase the allowance for credit losses by $20.0 million and $259.9 million, respectively, making the total allowance for credit losses $453.1 million at December 31, 2002, of which $379.8 million related to the Bank’s Argentine portfolio. During 2003, the total allowance for credit losses declined by $194.8 million. This reduction represented the net effect of $190.3 million of reductions in the specific allowance for Argentine loans, $31.3 million reduction in the general allowance for loan losses in connection with the Bank’s non-Argentine loan exposures, $16.3 million specific allowance for an impaired Brazilian loan and $10.6 million added to the reserve for losses on off-balance sheet credit risk, related primarily to exposures to Argentine banks and in Ecuador. As a result, the total allowance for credit losses amounted to $258.3 million at December 31, 2003, of which $195.4 million related to the Bank’s Argentine portfolio.

        The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at the dates indicated.

	At December 31,
	1999	2000	2001	2002	2003
	(in $ thousands, except percentages)
Components of the allowance for credit losses

Allowance for loan losses
Balance at beginning of the year	$ 108,753	$ 117,670	$ 110,388	$ 177,484	$ 429,720
Provision	14,700	8,000	77,144	272,586	(69,508)
Recoveries	531	307	286	292	1,971
Loans charged-off	(6,314)	(15,589)	(10,334)	(20,641)	(137,836)

Balance at the end of the year	$ 117,670	$ 110,388	$ 177,484	$ 429,720	$ 224,347
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$ 0	$ 6,000	$ 17,200	$ 17,200	$ 23,370
Provision	6,000	11,200	0	6,170	10,603

Balance at end of the year	$ 6,000	$ 17,200	$ 17,200	$ 23,370	$ 33,973
Allowance for losses on guarantees (potential credit
and market losses on options)
Balance at beginning of the year	$ 18,416	$ 6,838	$ 5,025	$ 0	$ 0
Provision charged to expenses	0	0	0	0	0

	At December 31,
Components of the allowance for credit losses	1999	2000	2001	2002	2003
Reclassification due to SFAS 133 adoption	0	0	(5,025)	0	0
Guarantees charged-off	(11,578)	(1,813)	0	0	0

Balance at the end of the year	$ 6,838	$ 5,025	$ 0	$ 0	$ 0

Total allowance for credit losses	$ 130,507	$ 132,613	$ 194,684	$ 453,090	$ 258,320

Allowance for credit losses to total credit portfolio	2.1%	2.0%	3.0%	13.7%	9.1%

        The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses, by country at December 31 of each year set forth below:

	At December 31,
	1999	%	2000	%	2001	%	2002	%	2003	%
	(in $ thousands, except percentages)
Argentina	$ 0	0.0	$ 4,138	26.5	$10,332	100.0	$19,674	95.3	$137,020	99.4
Canada	6,314	100.0	0	0.0	0	0.0	0	0.0	0	0.0
Mexico	0	0.0	11,424	73.3	0	0.0	967	4.7	0	0.0
Panama	0	0.0	0	0.0	2	0.0	0	0.0	0	0.0
Paraguay	0	0.0	0	0.0	0	0.0	0	0.0	816	0.6
Peru	0	0.0	27	0.2	0	0.0	0	0.0	0	0.0

Total	$6,314	100.0	$15,589	100.0	$10,334	100.0	$20,641	100.0	$137,836	100.0

        The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at the dates indicated.

	At December 31,
	2001		2002		2003
Country	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Argentina	$111.9	57.5	$379.8	83.8	$195.4	75.7
Bolivia	1.1	0.6	0.2	0.0	0.0	0.0
Brazil	45.2	23.2	51.0	11.3	35.1	13.6
Chile	0.1	0.0	0.0	0.0	0.1	0.0
Colombia	2.4	1.3	0.7	0.2	0.8	0.3
Costa Rica	1.7	0.9	0.3	0.1	0.6	0.3
Dominican Republic	1.9	1.0	1.8	0.4	0.8	0.3
Ecuador	3.4	1.7	7.8	1.7	11.4	4.4
El Salvador	0.1	0.1	0.0	0.0	0.1	0.0
Guatemala	0.3	0.1	0.1	0.0	0.3	0.1
Jamaica	0.3	0.1	0.4	0.1	1.0	0.4
Mexico	11.0	5.7	0.3	0.1	0.6	0.2
Nicaragua	1.1	0.6	0.6	0.1	2.1	0.8
Panama	0.5	0.3	0.1	0.0	0.2	0.1
Paraguay	0.0	0.0	0.1	0.0	0.0	0.0
Peru	2.5	1.3	0.8	0.2	2.0	0.8
Trinidad & Tobago	0.1	0.0	0.1	0.0	0.3	0.1
Venezuela	10.9	5.6	8.9	2.0	7.4	2.9
Other	0.0	0.0	0.0	0.0	0.2	0.1

Total Allowance for Credit Losses	$194.7	100.0%	$453.1	100.0%	$258.3	100.0%

        The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower in the Region at the dates indicated.

	At December 31,
	2001	2002	2003
	(in $ thousands)
Private sector commercial banks	$ 85,209	$127,121	$ 33,411
State owned commercial banks	34,787	117,428	129,199
Central banks	8,702	6,211	7,997
Sovereign debt	1,844	706	2,078
State owned exporting organization	11,405	7,939	10,211
Private corporations	52,738	193,685	75,241
Other	0	0	182

Total	$194,684	$453,090	$258,320

Shareholder	$105,010	$202,215	$171,291
Non-shareholder	89,673	250,875	87,029

Total	$194,684	$453,090	$258,320

        Management believes that the Bank’s credit loss allowance level should reflect the potential for political and economic instability in countries in the Region and economic cycles. The recent events in Argentina, Ecuador, Bolivia, The Dominican Republic and Venezuela provide an example of the potential for economic instability in the Region and the need to maintain the allowance at an adequate level. Given the Bank’s large exposure to borrowers in a number of countries in the Region with the potential for economic and/or political instability and their high dependency on external capital, the Bank believes that its policy regarding the allowance for credit losses is appropriate. The determination of the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Region. Accordingly, there is no assurance that the Bank’s current level of the allowance will prove to be adequate in light of current and future events, particularly in Argentina.

Revenues Per Country

        The following table sets forth information regarding the Bank’s approximate net revenues per country for the years ended December 31, 2001, 2002 and 2003, with net revenues calculated as the sum of net interest income, net commission income, gain on sale of securities available for sale, gain on early extinguishment of debt, gain (loss) on foreign currency exchange and other income.

	For the year ended December 31,
	2001	2002	2003
	(in $ millions)
Argentina	$ 32.8	$ 9.0	$38.5
Bolivia	0.6	0.5	0.1
Brazil	47.8	30.1	25.2
Chile	1.6	1.1	1.1

	For the year ended December 31,
	2001	2002	2003
	(in $ millions)
Colombia	3.6	2.7	1.4
Costa Rica	1.1	1.0	0.6
Dominican Republic	5.3	5.4	3.8
Ecuador	3.3	2.1	2.5
El Salvador	1.2	0.4	0.2
Guatemala	1.3	0.5	0.6
Honduras	0.1	0.0	0.0
Jamaica	0.5	0.3	0.6
Mexico	22.3	7.8	2.2
Nicaragua	1.6	0.9	0.5
Panama	2.5	0.5	0.4
Paraguay	0.0	0.1	0.0
Peru	4.5	2.0	1.5
Trinidad & Tobago	1.5	1.1	0.9
Uruguay	0.1	0.0	0.0
Venezuela	3.2	6.4	2.7
Other	3.0	4.1	1.5

Total	$137.9	$76.1	$84.1

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

        The Bank also lends to branches or subsidiaries of certain international banks in the Region. At December 31, 2003, loans to international banks represented approximately 13.2% of the Bank’s total loans. Furthermore, the Bank provides country risk coverage to branches of certain international banks that want to increase their activity in the Region, but cannot increase cross-border risks.

        During the last three years, the increase in the risk perception of Latin America cut available credit lines to the Region. Banks in both the United States and Europe, the traditional sources of credit facilities in Latin America, were impacted by two significant forces: first, many of these were facing credit, trading and/or profitability difficulties in their home markets, which forced them to focus their resources on the defense of their core franchises; second, under these circumstances, banks turned particularly risk adverse. International banks in general have not come back to the Region yet.

        In response to recent developments in the Region and the effect of such developments on the Bank (see “Key Information—Risk Factors”), the Bank’s management has decided to focus its future efforts on its core trade financing business.

        The Bank believes that competition also comes from investment banks and the securities markets, which provide liquidity to the financial systems in certain countries in the Region as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of competitive pricing in financing trade-related transactions, providing a stable supply of credit to its clients and the quality of its service. The Bank believes that it continues to possess a competitive advantage in that it enables its customer banks to meet their clients’ financing needs, but does not compete directly with these banks for the business of their clients. Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing. The Bank believes that it is an important source of trade finance to many of its clients. The Bank also believes that its operating efficiencies and business focus constitute important competitive advantages in certain markets.

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

Regulation

General

        The Superintendency of Banks of Panama (the “Superintendency of Banks”) regulates, supervises and examines BLADEX. In addition, BLADEX Cayman is regulated, supervised and examined by government authorities in the Cayman Islands, and the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board. The regulation of the Bank and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from the regulation generally imposed on banks in the United States by federal and state regulatory authorities.

Panamanian Law

        On February 26, 1998, Panama adopted Decree-Law No. 9 (the “Banking Law”), which is a comprehensive revision and restatement of the banking legislation in Panama. The Banking Law took effect on June 12, 1998.

        BLADEX operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks, and is subject to supervision and examination by the Superintendency of Banks. Banks operating under a General Banking License (“General License Banks”) are

entitled to engage in all aspects of the business of banking in Panama, including accepting local and offshore deposits as well as entering into banking transactions in Panama that may have an economic impact outside of Panama.

        General License Banks must have a paid-in capital of not less than $10 million. Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (Tier 1 capital) is comprised of paid-in capital, declared reserves and retained earnings while secondary capital (Tier 2 capital) includes undeclared reserves, reevaluations reserves, general reserves for losses, certain hybrid debt capital instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. These standards are based on the Basle Accord Guidelines. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth in the Basle Accord become more stringent, in order to comply with such new international standards.

        General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks. In addition, General License Banks are required to maintain local assets in Panama in an amount not less than 85% of the deposits received from entities in Panama.

        The Banking Law has abolished regulations regarding interest rate ceilings provided for in the prior banking law. Currently, banks in Panama can freely fix the amount of interest to be charged on their loans and with respect to operations. Banks in Panama are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from any attachment or seizure proceedings.

        Pursuant to the Banking Law, no bank in Panama may make loans or issue guarantees or any other obligations, to any one person or a group of related persons in excess of 25% of the Bank’s total capital; provided that, for Panamanian banks (i) whose shares are owned by governmental institutions and private institutions, (ii) whose principal office is located in Panama, and (iii) whose main line of business is lending to other banks (“Exempted Banks”), the foregoing lending limit is 30%. BLADEX is an “Exempted Bank.” As a result of the Bank’s decision to increase its allowance for credit losses and to take a charge for impairment losses on securities in 2002 and the corresponding reduction in the Bank’s total assets and capital, the Bank exceeded this 30% limit with respect to several borrowers. The Superintendency of Banks granted the Bank a waiver of this requirement in July of 2002, which allowed it one year to reduce its credits to non-Argentine borrowers to the 30% limit (which it has done), and an unspecified period to reduce exposure to Argentine clients to the 30% limit, as market conditions allow. During the second quarter of 2003, the Bank raised new equity capital in the amount of $147.0 million through a rights offering. As a result, the Bank is in compliance with the above lending limits.

        Under the Banking Law, a bank may not make loans or issue guarantees or any other obligations to “related parties” that exceed (i) 5% of its total capital, in the case of unsecured transactions, (ii) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (iii) 50% of its total capital, in the case of loans secured by deposits in the bank. For these purposes a “related party” is (a) any one or more of the bank’s directors, (b) any shareholder of the bank who directly or indirectly owns 5% or more of the outstanding and issued capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of such company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendency of Banks has the power to allow Exempted Banks not to take into consideration loans granted to other banks for purposes of determining compliance with the above lending limits, provided that certain conditions of transparency and independence are met, as prescribed under the Banking Law.

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

        In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (i) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama and (ii) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

        The Banking Law provides that banks in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. Such supervisory powers of the Superintendency of Banks also extend to a bank’s subsidiaries and branches. The Superintendency of Banks last inspected BLADEX in 2002 and the results of this inspection were fully satisfactory. In 2003, The Superintendency of Banks performed a follow-up inspection and the results of this follow-up inspection were also fully satisfactory. BLADEX is required to file monthly balance sheets and related financial statements with the Superintendency of Banks. Additionally, banks are required to file with the Superintendency of Banks quarterly and annual statements indicating the performance of their credit facilities and other reports and information, as prescribed by the Superintendency of Banks. In addition, banks are required to make available for inspection their accounting records, minutes, reports on cash on hand, securities, receipts, and any other reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.

        Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank when it considers this course of action to be in the best interests of the depositors, and to guarantee the solvency and continuity of such bank. The Superintendency of Banks is given broad powers to reorganize a bank. The Superintendency of Banks may request the shareholders of a bank to pay in additional capital or authorize the issuance of new shares and the sale of such shares to third parties at prices pre-determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may recommend fundamental restructuring schemes, including merger or consolidation with other banks, negotiation of bridge loans, sale or partial liquidation of assets and granting of security interests in connection with such reorganization plans. Ultimately, if the reorganization of the applicable bank fails, the Superintendency of Banks may begin the liquidation process.

        The Banking Law has established an annual supervisory charge to be paid by General License Banks equal to $30,000 plus $35.00 per $1.0 million in assets, with the latter amount being limited to a maximum charge of $100,000. The total amount due in this regard by BLADEX for the year 2003 was $130,000.

Cayman Islands Law

        BLADEX Cayman was registered on September 8, 1987, under The Companies Law (1985 Revision) of the Cayman Islands as replaced by the Companies Law (2003 Revision). BLADEX Cayman is the holder of a category “B” banking license issued under the Banks and Trust Companies Law (2001 Revision) of the Cayman

Islands as replaced by the Banks and Trust Companies Law (2003 Revision) (the “Banks and Trust Companies Law”). As the holder of a category “B” banking license, BLADEX Cayman is licensed to carry on all kinds of banking business in any part of the world other than the Cayman Islands, subject to the restrictions set forth in Section 6 of the Banks and Trust Companies Law, which restricts the holder of a category “B” banking license from taking deposits from persons resident in the Cayman Islands or investing in any asset representing a claim on any person resident in the Cayman Islands, subject to certain exceptions in respect of, inter alia, exempted or ordinary non-resident companies and other licensees.

        Banks and trust companies in the Cayman Islands must be licensed under the Banks and Trust Companies Law. The Cayman Islands Monetary Authority processes such license applications and regulates licensed banks. The Cayman Islands Monetary Authority have wide powers under the Banks and Trust Companies Law to investigate the activities, and review the banking practices, of licensees, and to protect the interests of depositors. The Cayman Islands Monetary Authority examines the affairs and business of licensees through on-site inspections and examination of audited and unaudited financial statements and other regular returns, or in any other manner, for the purpose of ensuring compliance with the Banks and Trust Companies Law. The Cayman Islands Monetary Authority has power to grant and revoke licenses, impose conditions upon a licensee, appoint advisers to a licensee and appoint a receiver or manager of a licensee.

        The International Convergence of Capital Measurement and Capital Standards established by the Basle Committee on Banking Regulations and Supervisory Practices have been adopted by the Cayman Islands Monetary Authority. The registered office of BLADEX Cayman is at Coutts House, 1446 West Bay Road, PO Box 707 GT, Grand Cayman, Cayman Islands, British West Indies.

United States Law

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

        The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of 1% of its total third-party liabilities, subject to a minimum of $2.0 million. At December 31, 2003, the New York Agency maintained a pledge of $2.2 million, representing the minimum required amount.

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

        The regulation of the New York Agency by New York State and federal banking authorities extends only to the activities of the New York Agency and not the activities of the Bank outside of the United States. As a result, only 5.8% of the Bank’s assets and 4.3% of its net interest income in 2003 were subject to this regulation.

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

        Capital Adequacy. The key measure of bank soundness internationally is the risk-based capital standards under the Basle Accord. In the United States, both domestic banks and foreign banks that operate offices in the United States generally are required to comply with the Basle guidelines. Under the Banking Law, Panama banks, including BLADEX, are likewise subject to the Basle guidelines. The Cayman Islands Monetary Authority likewise has adopted the Basle standard. When ascertaining capital adequacy of foreign banks with Cayman Islands licensed branches, the Cayman Islands Monetary Authority applies the Basle standard to the head office of that branch and not the branch itself. In addition, the Cayman Islands Monetary authority requires subsidiaries of foreign entities, such as BLADEX Cayman, to maintain a minimum risk asset ratio of 12% instead of the recommended 8% under the Basle guidelines. Accordingly, there is no significant difference among the three jurisdictions in this regard.

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

        Lending Limits. Limitations on the amount that can be loaned to a single borrower, or group of related borrowers, is considered an important aspect of bank safety and soundness in the United States. Under New York law, banks generally are limited to lending no more than 15% of their capital and surplus to any one borrower or group of related borrowers. An additional 10% may be loaned if fully secured. Federal law imposes similar requirements on national banks and federally licensed branches and agencies of foreign banks. Because BLADEX operates in New York through the New York Agency, these limitations apply to the Bank’s total capital and surplus. The limitations under the Banking Law in Panama are somewhat less stringent, since up to 25% may be loaned unsecured. Also, as an Exempted Bank, BLADEX may lend up to 30% in some circumstances. The Cayman Islands Monetary Authority applies a principle of best practice with regard to large exposures (which includes loans and advances to unconnected parties). The principle of best practice provides that large exposures are subject to a general limit of 25% of the capital base of the lending institution per exposure. This limit can be increased to 50% for consolidated cross border supervised subsidiaries that have a parent company guarantee for the full amount of the exposure from an entity that is supervised in accordance with the Basel Core Principles for Effective Banking Supervision and that has accounted for such exposure on a consolidated basis. Prior notification to the Cayman Islands Monetary Authority of the parent company guarantee and approval by the Cayman Islands Monetary Authority of the parent company is required before the 25% single exposure limit can be exceeded. In addition, the Cayman Islands Monetary Authority has to be satisfied that the parent company can take over the exposure itself without exceeding its own large exposure limits. The Cayman Islands Monetary Authority is in the process of producing Regulations regarding, among other things, large exposures. It is expected that, in addition to including limits on single large exposures, those Regulations will include limits on the aggregate amount of large exposures. There is no applicable limit under Cayman law; however, BLADEX Cayman may only engage in banking transactions outside of the Cayman Islands.

        Insider Lending. United States banks that are FDIC-insured are subject to limitations on loans to officers and directors (“insiders”), but are exempt from the prohibition on loans to insiders enacted into law in 2002 under the Sarbanes-Oxley Act. Because it issues securities registered with the Securities and Exchange Commission and is not FDIC-insured, BLADEX is subject to an outright prohibition on insider lending, and in this respect is more stringently regulated than most United States domestic banks. Under Panama law, BLADEX is subject to percentage limitations on insider lending that in some cases may be more liberal than under United States law. Under the Sarbanes-Oxley Act, however, the United States prohibition applies to loans made by BLADEX to insiders, even if made outside the United States. The Cayman Islands Monetary Authority applies a principle of best practice with regard to insider loans. The principle of best practice provides that insider loans are subject to an individual limit of 1% of the capital base of the lending institution. The Cayman Islands Monetary Authority is in the process of producing Regulations regarding, among other things, insider lending. It is expected that, in addition to including limits on single insider loans, those Regulations will include limits on the aggregate amount of insider loans.

        Comprehensive Consolidated Supervision. Foreign banks are not permitted to open offices in the U.S. unless the Federal Reserve determines that they are subject to “comprehensive consolidated supervision” (“CCS”) on a worldwide basis by their home country regulator. Because the New York Agency was established prior to 1991, it has not been required to meet this standard. To date, the Federal Reserve has not made a determination that any Panamanian bank is subject to CCS. However, such a determination would only be made in the context of an application by a Panamanian bank to establish or expand its operations in the United States. All banks operating in Panama, both domestic and foreign, are also subject to CCS. Foreign banks are not permitted to open offices in Panama unless the Superintendency of Banks determines that the foreign bank is subject to CCS by its home country regulator. Foreign offices and subsidiaries of Panamanian banks located outside of Panama are subject to supervision by the Superintendency of Banks under CCS. Only in exceptional circumstances will the Cayman Islands Monetary Authority consider applications for a Cayman Islands banking licence from entities that are not either direct branches, subsidiaries or affiliates of international banks worldwide. Where applications are made on behalf of direct branches, subsidiaries or affiliates of international banks worldwide, prior to the grant of a banking licence, the Cayman Islands Monetary Authority seeks assurance from the home country regulatory authority of CCS and good standing of the applicant.

        Reporting and Examination. Under United States law, all banks are subject to on-site examination by State and federal regulators on an annual basis. In addition, foreign banks with a branch or agency in New York, including BLADEX, are required to file annual reports with the Federal Reserve and the New York State Banking Department, and are required to notify the Federal Reserve if they undergo significant changes in structure in the United States, such as by establishing a subsidiary. Under Panama law, examinations are required to be carried out at least every two years. In addition, banks are required to file monthly, quarterly and annual reports with the Superintendency of Banks and are also required to notify, and in some cases obtain prior approval from, the Superintendency of Banks if they undergo significant changes in structure. It is the policy of the Cayman Islands Monetary Authority to conduct on-site inspections of licensees such as BLADEX Cayman on a one to three year rotation, depending on the nature of the institution and the risk assessment of that institution by the Cayman Islands Monetary Authority. Quarterly reporting schedules and annual audited accounts are also required to be filed with the Cayman Islands Monetary Authority and, in order to ensure that the Cayman Islands Monetary Authority has accurate information in respect of licensees, updated business plans are periodically requested. Also, the Cayman Islands Monetary Authority has a general authority to investigate the affairs of licensees, as it deems necessary or appropriate.

4.C Organizational Structure

        See “—History and Development of the Company.”

4.D Property, Plants and Equipment

        The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which was completed in 1983. The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site in the banking district of the city. The Bank also leases 175 square meters of office space in a nearby building. In addition, the Bank leases the following office space: (i) 170 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (ii) 149 square meters for BLADEX Representação Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, (iii) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico; and (iv) 302 square meters of office space at 708 Third Avenue, 16th Floor, New York, NY 10017 for its New York Agency. See also Note 9 to Consolidated Financial Statements.

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

5.A Operating Results

        The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated below.

	At and For the Year Ended December 31,
	2001	2002	2003
	(in $ thousands, except per share amounts and percentages)

Total interest income	$ 378,422	$ 165,800	$ 98,395
Total interest expense (1)	(260,733)	(101,021)	(44,408)

Net interest income	117,688	64,779	53,987
Provision for loan losses	(77,144)	(272,586)	69,508

Net interest income (loss) after provision for loan losses	40,544	(207,807)	123,495
Other income (expense):
Commission income, net (1)	14,741	8,886	7,446
Provision for losses on off-balance sheet credit risk	0	(6,170)	(10,603)
Derivatives and hedging activities	7,379	(341)	(7,988)
Impairment loss on securities	(40,356)	(44,268)	(953)
Gain on early extinguishment of debt	0	1,430	789
Gain on the sale of securities available for sale	4,798	184	22,211
Gain (loss) on foreign currency exchange	(21)	301	(382)
Other income	674	553	42

Net other income (expense)	(12,783)	(39,425)	10,562
Total operating expenses	(24,008)	(19,259)	(22,561)

Income (loss) from continuing operations	3,752	(266,492)	111,496
Discontinued operations:
Loss from operations and disposal of business segment	(2,388)	(2,346)	0

Income (loss) before cumulative effect of accounting change	1,364	(268,838)	111,496
Cumulative effect of accounting change	1,129	0	0

Net income (loss)	$ 2,494	$(268,838)	$ 111,496
Net income (loss) available for common
stockholders	$ 1,258	$(269,850)	$ 111,130
Net income (loss) per share after Preferred Stock
dividend and after cumulative effect of accounting change	$ 0.07	$ (15.56)	$ 3.88
Return on average assets	0.04%	(6.47)%	4.24%
Return on average stockholders’ equity	0.18%	(60.48)%	23.91%

(1) For 2001 and 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform with the required presentation for 2003 pursuant to U.S. GAAP.

Net Interest Income

        The Bank believes that the most important factors that affect net interest income are operating net interest income, the effect of the interest rate gap, interest income on available capital funds and one-time interest income and adjustments. Operating net interest income consists of interest income generated by the Bank’s lending activities, which represents the difference between average lending margins and the average cost of funds. The effect of the interest rate gap consists of interest income generated by the mismatch between the maturities of assets and the maturities of liabilities.

        The following table sets forth information regarding the most important factors that affect net interest income for the periods indicated below.

	For the Year Ended December 31,
	2001	2002	2003
	(in $ millions)
Operating net interest income	$ 66.8	$ 52.1	$ 42.0
Effect of interest rate gap	18.6	6.7	0.6
Interest income on available capital funds	34.0	15.4	11.5

Reversal of unpaid interest accrued on non-accruing loans and adjustments	(1.7)	(9.4)	0.1

Net interest income	$ 117.7	$ 64.8	$ 54.0

        Net interest income was $54.0 million for 2003, compared to $64.8 million for 2002. The $10.8 million decline was mainly due to lower average loan volumes ($2.2 billion in 2003 versus $3.4 billion in 2002). Another factor that affected the Bank’s net interest income, to a lesser extent, was related to the Bank’s interest rate gap structure. During 2003, the combination of a matched asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the year 2002, when the Bank benefited from a declining interest rate environment and a larger asset and liability mismatch. Lower average interest rates also generated a lower return on the Bank’s available capital funds, which are mostly invested in LIBOR-based floating rate assets.

        Net interest income was $64.8 million for the year 2002, compared to $117.7 million for the year 2001. The $52.9 million decline was mainly due to a decline of $18.5 million in interest income generated on available capital funds. The return on available capital funds is sensitive to interest rates, as capital funds are placed mostly in short-term interest earning assets, which are priced based on the London Interbank Offered Rate (“LIBOR”). During the year 2002, average LIBOR interest rates declined by approximately 200 basis points compared to the year 2001. Another factor contributing to the decline in net interest income was a $13.9 million reduction in operating net interest income which reflects the interest income generated by the Bank’s lending activities calculated by multiplying the average loan and investment portfolio by the difference between average lending margins and the marginal cost of funds. The reduction in net interest income was mainly due to the reduction of $1.7 billion in the average loan and investment portfolio, which was partially offset by an increase of 31 basis points in average lending margins associated with performing loans and investments (i.e., excluding Argentine loans and investments for which interest income is recorded on a cash basis). The Bank’s interest rate gap structure also affected net interest income negatively by $11.9 million during the year 2002 as compared to the year 2001. The effect of the interest rate gap consists of interest income generated by the mismatch between the maturities of assets and the maturities of liabilities, as deposits reprice faster than loans. During 2002, the combination of a favorable asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the year 2001, when the Bank benefited from a declining interest rate environment and a larger asset and liability mismatch on its balance sheet. The interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, also contributed to the reduction in net interest income for 2002.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

        The following table presents for the periods indicated the distribution of consolidated average assets, liabilities and stockholders’ equity as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, and the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Non-accruing loans are included in the calculation of the average balance of loans and interest on these loans is accounted for on a cash basis. Average balances have been computed on the basis of consolidated daily average balance sheets.

Average Balance Sheet Assets, Liabilities and
Stockholders’Equity and Interest Income and Expense

	Year Ended December 31,
	2001			2002			2003
Description	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(in $ thousands, except percentages)
INTEREST-EARNING ASSETS
Interest-bearing deposits with banks	$400,191	$14,422	3.55%	$563,265	$9,717	1.70%	$401,159	$4,621	1.14%
Securities purchased under agreements to resell	181,385	4,919	2.67	182,258	4,660	2.52	132,022	2,619	1.96
Loans, net	4,919,700	325,156	6.52	2,944,712	117,450	3.93	1,654,002	59,240	3.53
Impaired loans	12,822	262	2.02	418,900	16,572	3.90	572,812	24,086	4.15
Investment securities	429,165	33,662	7.74	255,285	17,402	6.72	124,686	7,830	6.19

TOTAL INTEREST-EARNING ASSETS	$5,943,262	$378,422	6.28%	$4,364,420	$165,800	3.75%	$2,884,681	$98,395	3.36%

Non-interest-earning assets	$146,149			$76,074			$56,553
Allowance for loan losses	(116,127)			(323,110)			(324,758)
Other assets	29,441			34,667			14,428

TOTAL ASSETS	$6,002,725			$4,152,052			$2,630,904

INTEREST-BEARING LIABILITIES
Deposits	$1,738,825	$74,522	4.23%	$791,601	$15,283	1.90%	$573,348	$7,348	1.26%
Short-term borrowings and placements	1,705,731	89,357	5.17	1,218,036	33,555	2.72	604,209	12,050	1.97
Medium- and long-term borrowings and placements	1,714,333	96,853	5.57	1,568,723	52,183	3.28	867,599	24,644	2.80
Redeemable preferred stock (1)	0	0	n.a.	0	0	n.a.	5,319	366	6.78

TOTAL INTEREST-BEARING LIABILITIES (2)	$5,158,889	$260,733	4.98%	$3,578,360	$101,021	2.78%	$2,050,474	$44,408	2.14%

Non interest bearing liabilities and other liabilities	$128,638			$113,911			$109,584
TOTAL LIABILITIES	$5,287,527			$3,692,271			$2,160,058
Redeemable preferred stock	15,387			13,624			5,982
Stockholders’ equity	699,811			446,157			464,864

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	$6,002,725			$4,152,052			$2,630,904

NET INTEREST SPREAD (3)			1.30%			0.96%			1.23%
NET INTEREST INCOME AND NET INTEREST MARGIN (4)		$117,688	1.98%		$64,779	1.48%		$53,987	1.87%

(1)	SFAS 150, which requires the inclusion of the redeemable preferred stock as part of the “other liability” line item, was effective as of July 1, 2003.
(2)	For 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform with the required presentation for 2003 pursuant to U.S. GAAP.
(3)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4)	Net interest margin is computed by dividing net interest income (total interest earned minus total interest paid) by the average balance of interest-earning assets.

        In 2003, the net interest margin increased to 1.87% from 1.48% in 2002 mainly due to higher interest collections on non-accruing assets in 2003.

        In 2002, the net interest margin decreased to 1.48% from 1.98% in 2001. The decline of 50 basis points in the net interest margin during the year 2002, as compared to 2001, was mainly due to a combination of: (i) lower interest rates, which generated a lower return on the Bank’s available capital funds, resulting in a negative effect on the net interest margin; (ii) the interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, which had a negative effect on the net interest margin; (iii) lower gains from the Bank’s liability-sensitive interest rate gap, which had a negative effect on the net interest margin, and (iv) higher net lending margins, resulting in a positive effect on the net interest margin.

Changes in Net Interest Income — Volume and Rate Analysis

        Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary analysis of changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2001 compared to 2002 and for 2002 compared to 2003. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2002 vs. 2001			2003 vs. 2002
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in $ thousands)

INCREASE (DECREASE) IN
INTEREST INCOME
Interest bearing deposits with banks	$ 4,305	$ (8,816)	$ (4,511)	$(2,332)	$(2,764)	$(5,096)
Securities purchased under agreements to resell	1,806	(2,065)	(260)	(1,140)	(901)	(2,041)
Loans, net	(106,829)	(100,878)	(207,707)	(48,854)	(9,356)	(58,210)
Impaired loans	12,178	4,132	16,311	6,280	1,234	7,514
Investment securities	(12,785)	(3,670)	(16,455)	(8,552)	(1,020)	(9,572)

TOTAL INCREASE (DECREASE)	$(101,325)	$(111,297)	$(212,621)	$(54,597)	$(12,808)	$(67,405)

INCREASE (DECREASE) IN INTEREST EXPENSE
Deposits	(29,442)	(29,797)	(59,239)	(3,506)	(4,429)	(7,935)
Short-term borrowings and placements	(19,492)	(36,310)	(55,802)	(14,576)	(6,929)	(21,505)
Medium- and long-term borrowings and placements	(6,535)	(38,136)	(44,671)	(21,619)	(5,920)	(27,539)

Redeemable preferred stock	0	0	0	183	183	366

TOTAL INCREASE (DECREASE)	$(55,469)	$(104,243)	$(159,712)	$(39,518)	$(17,096)	$(56,613)

INCREASE (DECREASE) IN NET INTEREST INCOME	$(45,856)	$ (7,054)	$(52,910)	$(15,080)	$ 4,288	$(10,792)

Provision for Loan Losses

        The Bank’s provision for loan losses was $77.1 million in 2001, $272.6 million in 2002 and ($69.5) million in 2003. Of the amount for 2003, $62.9 million resulted from the sale of loans of six Argentine borrowers during the year. The $6.6 million balance related to an $8.5 million net increase in specific allowances for Argentine borrowers and a net $15.1 million reduction in other allowances for loan losses, of which approximately $14.0 million was related to Brazil, as a result of that country’s improved situation.

        The higher provisions for loan losses in 2001 were mostly related to the Bank’s exposure in Argentina. At the end of 2001, the Bank identified specific Argentine impaired loans in the amount of $76.1 million in respect of which $16.7 million was allocated to the allowance for loan losses. The balance of the increase in the provision for loan losses in 2001 was related to general allowances for loan losses in connection with the rest of the Bank’s loan portfolio in Argentina. A prolonged deterioration in Argentina’s economic environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis, which forced the Argentine government to adopt stringent measures. These included foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt in January 2002. As a result, credit ratings for

Argentina were reduced by the major rating agencies, which triggered an increase in general allowances for loan losses at the end of 2001. At December 31, 2001, the general allowance for loan losses amounted to $159.8 million, of which $85.0 million was allocated to Argentina, $42.9 million to Brazil, $10.9 million to Venezuela, $10.0 to Mexico and $11.0 million to other countries.

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

        The $4.5 million or 10.5% increase in general allowances allocated to Brazil in 2002 compared to 2001 was the result of the increased risk perception of the country, its political and financial situation and downgrades in its credit ratings during 2002, the impact of which was offset in part by the 54% decline in the Bank’s loan portfolio in Brazil during 2002. The $2.0 million or 18% decline in the general allowances allocated to Venezuela in 2002 compared to 2001 reflects the 38% decline in the Bank’s loan portfolio in Venezuela, a country that experienced political and economic difficulties during 2002. The sharp decline in the general allowances allocated to Mexico in 2002 compared to 2001 reflects the 83% decline in the Bank’s loan portfolio in Mexico as well as the upgrade in Mexico’s credit rating to investment-grade during 2002.

Commission Income

        The following table shows the components of commission income for the periods set forth below:

	For the Year Ended December 31,
	2001	2002	2003
	(in $ thousands)

Letters of credit	$ 5,794	$3,655	$4,242
Guarantees:
Other guarantees	5,651	2,305	936
Country risk coverage
business	3,061	1,997	1,251
Loans	428	968	1,459

TOTAL COMMISSION INCOME	$14,934	$8,925	$7,889

        The Bank’s commission income decreased by 40% from $14.9 million in 2001 to $8.9 million in 2002 and by an additional 11.6% to $7.9 million in 2003. The decline of $1.0 million in commission income for 2003, as compared to 2002, resulted mainly from a decrease in the volume of guarantees issued. The decline of $6.0 million in commission income for 2002, as compared to 2001, resulted mainly from the Bank’s decision to de-emphasize its U.S. commercial paper risk participation and country risk guarantee business and the decrease in the volume and pricing of letter of credit confirmations.

Provision for Losses on Off-Balance Sheet Credit Risk

        During 2003, the Bank added $10.6 million to the reserve for losses on off balance sheet credit risk, compared to $6.2 million during 2002. The higher provision for losses on off-balance sheet credit risk in 2003 reflected a $5.9 million increase in the reserve relating to off-balance sheet exposure to Argentine banks, with the balance primarily due to increased exposure in Ecuador.

        During 2002, the Bank added $6.2 million to the reserve for losses on off-balance sheet credit risk, compared to no addition to this reserve during 2001 and $11.2 million during 2000. The higher provision for off-balance sheet credit risk in 2002 was mostly related to the Bank’s exposure in Argentina.

        The reserve for losses on off-balance sheet credit risk reflects the Bank’s estimate of probable losses on customers’ liabilities under acceptances and financial instruments representing off-balance sheet credit risk to the Bank, such as confirmed letters of credit, stand-by letters of credit and guarantees, including country risk coverage guarantees.

        The reclassification of the entire Argentine portfolio as impaired during 2002 resulted in a $6.2 million net increase in the reserve for losses on off-balance sheet credit risk to $23.4 million at December 31, 2002, with a total of $14.5 million allocated to specific impaired items and $8.9 million allocated to the general reserve. This increase took place despite a nearly 48% drop in non-Argentine customers’ liabilities under acceptances and financial instruments with off-balance sheet credit risk exposure that year.

Derivatives and Hedging Activities

        During 2003, the Bank incurred a loss of $8 million on derivatives and hedging activities, mostly related to the Bank’s decision to unwind interest rate swaps associated with certain fixed-rate securities. For 2002, the Bank experienced a loss on derivatives and hedging activities of $341 thousand as compared to income of $7.4 million in 2001. During 2001, income from derivatives and hedging activities related to the mark-to-market of options amounted to $4.4 million and declined to $1.2 million in 2002, mostly due to the maturity of the options in August 2002. The adjustments in fair value of interest rate swaps amounted to $3.0 million in 2001. Lower interest rates and the expiration of certain interest rate swaps resulted in adjustments in fair value of interest rate swaps and forward transactions in the amount of $(1.5) million in 2002. See Note 19 to Consolidated Financial Statements.

        During 2003, the Bank did not enter into new foreign exchange forward contracts or interest rate swaps transactions, except for hedging small spot foreign exchange transactions.

Impairment Loss on Securities

        For the years ended December 31, 2003, 2002 and 2001, impairment losses on securities amounted to $1.0 million, $44.3 and $40.4 million, respectively. During 2003, the decline in fair value of investments considered other than temporary was $1.0 million. During 2002, Argentine securities with a par value of $107.2 million were classified as impaired and were written down to their estimated fair value, resulting in a charge of $44.3 million to earnings for 2002. During 2001, the Bank classified $50.4 million of Argentine securities (which are part of the Bank’s credit portfolio) as impaired. Any security that declines in value, which is deemed other than a temporary decline, is classified as impaired. These impaired Argentine securities were written down to their estimated fair value, resulting in a charge of $40.4 million to earnings in 2001. See Note 6 to the Consolidated Financial Statements.

Gain on the Sale of Securities Available for Sale

        From time to time, the Bank purchases debt instruments as part of its credit portfolio lending activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available for sale. During 2001, the Bank generated income in the amount of $4.8 million from the sale of securities available for sale. During 2002, the market for debt instruments of the Region declined significantly due to the increased risk perception of the Region. As a result, income from gains on the sale of securities available for sale declined to $183.6 thousand in 2002. During 2003, the Bank had a $22.2 million gain on the sale of securities available for sale related to the sale of Argentine securities with a face value of $93.5 million.

Operating Expenses

        Operating expenses were $22.6 million in 2003 compared to $19.3 million in 2002 and $24.0 million in 2001. Total operating expenses increased as a percentage of average total assets from 0.46% in 2002 to 0.86% in 2003, and increased as a percentage of average total assets from 0.40% in 2001 to 0.46% in 2002. The decrease in operating expenses during 2002 was primarily due to personnel reductions in non-critical areas of the Bank. Core functions like risk management, compliance, and processing were left untouched or have been strengthened. No provision for performance-based bonuses for employees was made during 2002. During the year 2002, the Bank continued its policy of investing in technology to improve its core banking computer application, computer centers, and computer networks. Additional servers were acquired for information and decision support systems. The increase in operating expenses during 2003 was partly attributable to an increase in expenses related to information technology and systems security projects, higher compensation expenses (including severance costs, restructuring reserves, and higher performance bonuses) and higher insurance costs.

        The following table shows a breakdown of the components of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2001	2002	2003
	(in $ thousands)

Salaries and other employee expenses	$10,648	$ 9,874	$11,390
Pre-operating costs	2,967	0	0
Depreciation of premises and equipment	1,195	1,418	1,512
Professional services	2,986	2,395	3,147
Maintenance and repairs	698	916	1,166
Other operating expenses	5,515	4,656	5,346

TOTAL OPERATING EXPENSES	$24,008	$19,259	$22,561

Loss from Operations and Disposal of Business Segment

        During the second quarter of 2002, the Bank’s management decided to close its structured finance unit in New York as part of its restructuring program. In June of 2002, the Board of Directors approved the closing of this business segment. For the years ended December 31, 2003, 2002 and 2001, costs related to the disposal of this segment and the resulting operational losses totaled $0.0 million, $2.3 million (of which $1.5 million related to disposal of the unit) and $2.4 million, respectively.

Net Income

        The Bank had net income of $111.5 million in 2003 compared with a net loss of $268.8 million in 2002 and net income of $2.5 million in 2001. The Bank’s 2003 net income reflected the growth of its core business as well as the improving liquidity and value of its Argentine portfolio. The Bank sold Argentine obligations with a face value of $308 million, which resulted in reversals of the allowance for credit losses of $62.6 million and gains on the sale of securities of $22.2 million. During 2003, 2002 and 2001, the Bank’s results were affected by charges of $(69.5) million, $272.6 million and $77.1 million, respectively, representing provisions (or reversal of provisions) for loan losses, and $1.0 million, $44.3 million and $40.4 million, respectively, representing impairment loss on certain securities with Argentine exposure.

Changes in Financial Condition

        Total assets were $2.6 billion at December 31, 2003 compared to $2.9 billion at December 31, 2002 and $5.9 billion at December 31, 2001. The following table summarizes changes in components on the Bank’s balance sheet at the dates indicated below:

	At December 31,
	2001	2002	2003
	(in $ thousands)
ASSETS
Cash and due from banks	$ 1,989	$ 828	$ 868
Interest-bearing deposits with banks	562,682	483,436	253,946
Securities purchased under agreements to resell	291,871	132,022	132,022
Investment securities	356,098	160,714	77,793
Loans	4,733,710	2,516,512	2,275,031
Less:
Allowance for loan losses	(177,484)	(429,720)	(224,347)
Unearned income	(20,121)	(9,485)	(4,282)

Loans, net	4,536,105	2,077,307	2,046,402

Customers’ liabilities under acceptances	31,888	34,840	29,006
Premises and equipment	5,478	5,087	4,119
Accrued interest receivable	74,400	15,412	10,931
Derivative financial instruments-assets	53,915	6,571	2,256
Other assets	7,840	13,050	6,214

TOTAL ASSETS	$ 5,922,267	$ 2,929,267	$ 2,563,556

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	1,571,359	551,973	702,955
Short-term borrowings and placements	1,823,324	647,344	687,214
Medium and long-term borrowings and placements	1,787,161	1,285,493	485,516
Acceptances outstanding	31,888	34,840	29,006
Accrued interest payable	39,894	11,872	5,432
Derivative financial instruments-liabilities	16,128	20,020	13,021
Reserve for losses on off-balance sheet credit risk	17,200	23,370	33,973
Redeemable preferred stock	0	0	10,946
Other liabilities	21,662	12,955	11,163

TOTAL LIABILITIES	$ 5,308,617	$ 2,587,868	$ 1,979,227

Redeemable preferred stock (1)	$ 15,232	$ 12,476	$ 0

STOCKHOLDERS’ EQUITY
Common stock, no par value	133,217	133,235	279,978
Treasury stock	(85,634)	(85,634)	(85,570)
Capital surplus	145,456	145,490	133,817
Capital reserves	305,210	95,210	95,210
Accumulated other comprehensive loss	(506)	(118)	9,876
Retained earnings	100,674	40,740	151,017

TOTAL STOCKHOLDERS’ EQUITY	$ 598,418	$ 328,923	$ 584,329

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 5,922,267	$ 2,929,267	$ 2,563,556

(1) SFAS 150 which required the inclusion of redeemable preferred stock as part of the “other liability” line item was effective as of July 1, 2003.

Interest-Bearing Deposits with Banks

        At December 31, 2003, interest-bearing deposits with banks amounted to $253.9 million. These deposits represented 9.9% of total assets at December 31, 2003, compared to 16.5% at December 31, 2002 and compared to 9.5% at December 31, 2001. The Bank’s interest-bearing deposits amounted to $483.4 million at December 31, 2002, compared to $562.7 million at December 31, 2001. At December 31, 2003, interest-bearing deposits as a percentage of total deposits taken was 36.1%, compared to 87.6% at December 31, 2002, and 35.8% at December 31, 2001.

Investment Securities

        At December 31, 2003, 100% of investment securities represented securities purchased as part of the Bank’s credit portfolio lending policy and were recorded at market value. Investment securities amounted to $77.8 million at December 31, 2003, compared to $160.7 million at December 31, 2002 and $356.1 million at December 31, 2001. The decline in investment securities during 2003 resulted mainly from the redemption of securities available for sale and the sale of Argentine securities. The decline in investment securities during 2002 was the result of the Bank’s decision to: (i) maintain an adequate level of capitalization following Argentine provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adjust the balance sheet to smaller funding levels. The reductions were implemented partly through repayments on these securities and were partly the result of the lower market valuation of Argentine securities.

Loans

        At December 31, 2003, loans amounted to $2.3 billion compared to $2.5 billion at December 31, 2002 and $4.7 billion at December 31, 2001. The decline in loans during 2003 was mainly attributable to the sale of Argentine loans, collections of loan principal and the reduction of credit exposure commensurate with increasing risk levels in some countries in the Region, such as The Dominican Republic and Venezuela. The decline in loans during 2002 was the result of the Bank’s decision to: (i) maintain an adequate level of capital ratios following Argentine provisions and charges, (ii) reduce credit exposure commensurate with increasing risk levels in some countries in the Region, and (iii) adjust the balance sheet to smaller funding levels. The reductions were implemented primarily through loan repayments.

Allowance for Loan Losses

        During 2002, given the further deterioration of the situation in Argentina, the Bank’s Board of Directors and management determined to increase the allowance for loan losses by $272.6 million and charged off loans of $20.6 million, making the total allowance for loan losses $429.7 million at December 31, 2002, of which $365.3 million was allocated to Argentine impaired loans. During 2003, the allowance for loan losses decreased by $205.4 million to $224.3 million, primarily as a result of a $190.3 million reduction in the allowance for Argentine loans resulting from asset sales, repayments and $22.8 million in charge-offs.

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

        The allowance for credit losses consists of two elements. One element represents the aggregate of estimated losses on the Bank’s individual impaired loans and contingencies. The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank net of specific impaired credits.

        The Bank estimates a specific allowance for loan losses resulting from an impaired loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and the carrying value of the loan.

        Additionally, for the rest of the loan portfolio the Bank maintains a general loan loss allowance, which is estimated using a provisioning matrix model. This provisioning matrix model differentiates the risk into three categories and aggregates the sum of the following three factors: country risk, borrower risk and transaction type risk. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise. This model is a tool to estimate and validate the levels of reserves required, since it does not take into consideration all variables affecting asset quality. Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted. See “Information on the Company—Business Overview—Asset Quality—Allowance for Credit Losses.” Although the Bank believes that its allowance for loan losses will be adequate to cover all expected losses in its credit portfolio and is in accordance with U.S. generally accepted accounting principles, there can be no assurance that the allowance will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in its impaired loan portfolio or that the use of other different estimates and assumptions could produce different allowances, and amendments to the allowances may be required in the future, as a consequence of economic events.

Other than Temporary Impairment on Securities

        A decline in value of a security is deemed other than temporary when, among other things, the decline in fair value has been, in the judgment of management, for an extended period of time and/or the payment of interest and principal are past due. In these cases, the carrying value of the security is written down to its estimated fair value through a charge against earnings, characterized as impairment loss on securities. Premiums and discounts are amortized or credited over the life of the related security as an adjustment to yield using a method that approximates the method used for interest.

Fair Value of Financial Instruments

        Under U.S. GAAP, financial instruments, when required, are stated at fair value. Fair values are based on quoted market prices or, if not available, on internal developed models based on available information. However, market information is often limited or even not available. In that case, the Bank’s management applies judgment. Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgment required in fair valuing, the Bank believes that its estimates are adequate. However, the use of different models or assumptions could result in changes in the Bank’s reported results.

New Accounting Standards

        In July 1, 2003, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 150 (Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, because that financial instrument embodies an obligation of the issuer. SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This adoption required the reclassification of the Bank’s redeemable preferred stock as a liability on the Bank’s consolidated balance sheet.

        In January 2003, the FASB issued Interpretation No. 46 (Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51) (“FIN 46”). According to FIN 46, consolidation may be required when a variable interest entity cannot finance its activities without some kind of special arrangement. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also adds disclosure requirements for certain variable interest entities that may not need to be consolidated. The disclosure requirements apply to all financial statements issued after January 31, 2003. FIN 46 does not currently apply to the Bank since all of the Bank’s subsidiaries have been consolidated in the Consolidated Financial Statements.

5.B Liquidity and Capital Resources

        It is anticipated that with a return to regional market stability, the recent increase in the Bank’s capital and an increase in lending activity, the level of liquid assets compared to liabilities will be reduced over time to more historical levels. Additionally, it will be an objective of the Bank to return to its traditional mix of funding, although at an expected higher cost. However, it is anticipated that during 2004, equity will play a somewhat larger role in the mix, and possibly there will be an increase in off-balance sheet financial arrangements. Careful attention will be paid to the mix, cost, gap, and risk in the Bank’s treasury management.

Liquidity

        Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. At December 31, 2003, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $54.3 million, representing 7.7% of total deposits. Also, the Bank had approximately $51.5 million to $78.6 million of time deposits maturing daily. The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2003, were $252.6 million (representing 35.9% of total deposits), and by daily maturities of approximately $109.5 million to $146.9 million in the Bank’s loan portfolio.

        The Bank’s overall objective is to have a minimum of 50% of its liquidity position represented by demand, call accounts and time deposits with maturities of less than one week or invested in overnight deposits with the balance invested in (i) short-term time deposits with maturities of up to six months, (ii) investment funds or (iii) negotiable money market instruments, such as Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to 180 days. These instruments must be of investment grade quality (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are placed with reputable international banks, which are considered by management to be of high quality, and are located outside of the Region. These banks must have a correspondent relationship with the Bank and be approved by the Board of Directors on an annual basis. The primary objectives for the investment of the Bank’s liquidity funds are security and convertibility and the secondary objective is yield. In order to manage its liquidity needs and risks, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

        The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area at the dates indicated below:

	At December 31,
	2001	2002	2003
	(in $ millions)
Europe	$ 455.9	$ 405.2	$ 206.4
United States	47.8	9.1	36.0
Other O.E.C.D	55.0	65.0	10.2

Total	$ 558.7	$ 479.3	$ 252.6

        The Bank’s loan and investment portfolio is primarily short-term. At December 31, 2001, 2002 and 2003, 61%, 79.5% and 93.9%, respectively, of the Bank’s loan and investment portfolio (loans plus selected investment securities held to maturity and available for sale plus securities purchased under agreements to resell, excluding Argentine impaired loans and impaired securities) had an average term left to maturity of 365 days or less. While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio. At December 31, 2003, $240.1 million of the loan and investment portfolio (excluding impaired loans and impaired securities) (11.8% of the total) matured within 30 days, $835.5 million (41.2% of the total loan and investment portfolio) matured within 90 days, $1,466.0 million (72.3% of the total loan and investment portfolio) matured within 180 days and $1,904.2 million (93.9% of the total loan and investment portfolio) matured within one year. At December 31, 2003, the average original term to maturity of the Bank’s short-term loan portfolio (excluding impaired loans and impaired securities) was approximately 208 days.

        At December 31, 2003, the Bank’s cumulative maturity gap for the subsequent six-month period was positive. This means that the Bank has sufficient asset maturities in the next six months to cover the maturity of its liabilities. In determining its cumulative maturity gap, the Bank assumes a five-year maturity for its Argentine obligations regardless of the actual maturity date. The Bank’s management believes that the orderly reduction of its balance sheet by approximately $3.4 billion during the years 2002 and 2003 reflects the matched nature of its asset and liability structure, as well as the quality and nature of its loan portfolio outside Argentina.

Funding Sources

        The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements. While these sources are expected to continue to provide most of the funds needed by the Bank in the future, their mix, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. On June 12, 2003 the Bank signed a $125.0 million Stand By Loan Agreement with the International Finance Corporation (“IFC”), an affiliate of the World Bank, and on September 23, 2003 a $40.0 million five year Medium Term Loan Agreement with the public sector development agencies from Germany (DEG) and The Netherlands (FMO). The proceeds of the $40.0 million loan agreement with DEG and FMO are to be used in the refinancing of foreign trade by local banks and key export-oriented companies in the Region, and to partially fund the restructuring of the Bank’s Argentine portfolio. The facility was fully drawn on January 2004. The $125.0 million stand-by agreement contract with IFC was signed to fund trade finance activities in the Latin

America Region, marking the Bank’s return to medium term funding markets after more than a year. In February 2004, the Bank decided to cancel the unused facility due to the recovery of the risk perception of the Region.

        At December 31, 2001, 2002 and 2003, short- and medium-term borrowings and placements represented 68.0%, 74.7% and 59.3%, respectively, of total liabilities. Short- and medium-term borrowings and placements were important sources of funding for the Bank’s loan portfolio because they permitted the Bank to diversify its sources of funding outside of the Region, and because the Bank utilized these borrowings and placements, which generally had longer maturities than deposits, to help manage its asset and liability positions. The Bank also relies mostly upon inter-bank deposits for funding, which at December 31, 2001, 2002 and 2003 represented 29.6%, 21.3% and 35.5%, respectively, of total liabilities.

        Funds raised by the Bank have historically been used primarily to provide trade-related loans to its customers. In 2001, loans plus selected investments held as part of the credit portfolio plus securities purchased under agreements to resell increased by $52.8 million and decreased by $2.6 billion and $324.4 million during 2002 and 2003, respectively. A portion of the funds raised is used to maintain liquidity held in cash and due from banks and interest bearing-deposits in other banks, which at December 31, 2001, 2002 and 2003 totaled $558.7 million, $479.3 million and $252.6 million, respectively.

Deposits

        The Bank obtains deposits principally from central and commercial banks in the Region. At December 31, 2003, approximately 44.2% of the deposits held by the Bank were deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2003 was 27 days as compared to 15 days at December 31, 2002. The bulk of the Bank’s remaining deposits is obtained primarily from commercial banks located in the Region. At December 31, 2003, deposits from the Bank’s five largest depositors, of which three were central banks in the Region, represented 56.6% of the Bank’s total deposits.

        During 2002, deposits declined by 64.9% ($1.0 billion) to a total of $552.0 million at December 31, 2002. The decline in deposits during 2002 was mostly due to credit rating downgrades and the challenging operating environment. Although the deposit reduction resulted in higher overall funding costs, it changed the liability mix of the Bank so that average maturities were lengthened and volatility reduced. During this period, the Bank was able to reduce its loan portfolio while maintaining a high level of liquid assets. During 2003, deposits increased by 27.4% or $151.0 million, to a total of $703.0 million at December 31, 2003. The increase in deposits during 2003 reflects the improved perception of the Bank in the market. At December 31, 2003, approximately 98.6% of the Bank’s deposits are scheduled to mature within 12 months. The Bank believes that its deposit levels have stabilized and that it should not have any difficulty in rolling over these funds, and in fact increasing its deposit levels, during 2004. At March 31, 2004, total deposits increased to $719.1 million. However, if continuing or increased economic difficulties in the Region result in a decline in the Bank’s deposits, the Bank believes that it has adequate liquidity (representing 35.9% of total deposits) to fund any such decline.

        The principal components of the Bank’s customer deposits are demand and time deposits. The following table analyzes the Bank’s deposits by country at December 31 of each year set forth below:

	At December 31,
	2001	2002	2003
	(in $ millions)

Argentina	$ 112.0	$ 106.3	$ 111.4
Barbados	5.8	5.0	5.0
Bolivia	18.0	0.0	0.0
Brazil	317.7	252.3	328.2

	At December 31,
	2001	2002	2003
	(in $ millions)

Chile	0.0	5.0	3.1
Colombia	16.4	22.5	23.2
Costa Rica	51.8	0.2	48.6
Dominican Republic	73.3	54.2	22.2
Ecuador	117.1	0.8	1.5
El Salvador	34.5	2.2	22.3
France	18.8	14.8	9.5
Germany	10.0	0.0	0.0
Guatemala	112.4	0.0	0.0
Haiti	2.0	2.1	1.7
Honduras	25.3	0.5	0.5
Italy	0.0	0.0	5.0
Jamaica	1.9	2.1	1.6
Mexico	246.3	10.0	55.0
The Netherlands	3.5	3.5	0.0
Nicaragua	0.4	0.1	0.0
Panama	146.2	0.3	10.9
Paraguay	2.3	0.0	0.0
Peru	6.3	0.2	0.6
Spain	30.0	20.0	20.0
Trinidad and Tobago	177.2	32.9	10.2
United States	0.7	0.0	0.0
Uruguay	15.0	0.0	0.0
Venezuela	23.3	17.0	22.5
Regional Organizations	3.2	0.0	0.0

Total	$ 1,571.4	$ 552.0	$ 703.0

Short-Term Borrowings and Placements

        As of December 31, 2003, the Bank had short-term borrowings outstanding of $687.2 million compared to $647.3 million at December 31, 2002 and $1.8 billion at December 31, 2001. The decline in short-term borrowings during 2002 was mostly due to the fact that credit flows to the Region began to decrease significantly followed by the withdrawal of many international banks from lending in the Region and the Bank’s rating downgrades. The Bank’s short-term borrowings consist of borrowings from banks and have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. These short-term borrowings from banks are provided by approximately 56 European and North American banks.

        The average term remaining to maturity of short-term borrowings at December 31, 2003 was approximately 121 days. At December 31, 2003, 10.8% of all short-term borrowings were due within 30 days, 40.1% were due within 31-90 days, 30.6% were due within 91-180 days and the balance were due prior to the end of 2004. The Bank’s short-term borrowings provided matched funding for 27.7% of the Bank’s total loan portfolio (loans plus selected investments plus securities purchased under agreements to resell), and played an important role in controlling the gap between assets and liabilities and in helping to minimize the impact of short-term interest rate fluctuations.

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

        The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and placements at the dates and during the periods indicated:

	At and for the Year Ended December 31,
	2001	2002	2003
	(in $ millions, except percentages)
Maximum amount outstanding at any month end	$1,880	$1,762	$704
Amount outstanding at year end	$1,823	$ 647	$687
Average amount outstanding	$1,706	$1,218	$602
Weighted average interest rate on average
amount outstanding	5.17%	2.72%	1.93%
Weighted average interest rate on amount
outstanding at year end	3.25%	2.20%	1.50%

Medium- and Long-Term Borrowings and Placements

        During 2002, most of the markets for medium- and long-term borrowings and placements remained virtually closed to issuers of the Region, including the Bank. As a result, medium-term and long-term obligations declined $501.7 million in 2002 to $1.3 billion at December 31, 2002 and declined $800.0 million in 2003 to $485.5 million at December 31, 2003.

        At December 31, 2003, the Bank had $368 million of medium-term and long-term borrowings from various international banks. The interest rates on most medium and long-term borrowings are adjusted semi-annually using six-month LIBOR plus a credit spread. The Bank uses these funds to finance its medium-term loan portfolio. The average term remaining to maturity of the Bank’s medium and long-term debt is 1.2 years.

        The Bank’s EMTN Program has a maximum limit of $2.25 billion. Notes issued under the EMTN Program are placed in Asia, Europe and North America, in either the Euro or Regulation S or 144A markets, and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various hard currencies. The sale of notes issued under the EMTN Program is generally made through one or more authorized financial institutions. The Bank has not actively used the EMTN Program in the past two years due to current market conditions, which have made it difficult for Latin American obligors to access the debt capital markets, and also given the Bank’s focus on providing short-term trade financing.

        As of December 31, 2003, the total amount outstanding under this program with medium-term maturities was $117.9 million, of which $79.0 million was at floating interest rates and $38.9 million at fixed interest rates. The interest rate on all currently outstanding floating rate notes issued under the EMTN Program is adjusted quarterly or semi-annually using the applicable LIBOR rate. The weighted average interest cost of these placements at the end of 2003 was 2.1%, and the placements had final maturities in 2004 through 2006. As of December 31, 2003, the weighted average interest cost of the Bank’s fixed rate placements under the EMTN Program was 5.6% and the placements had final maturities in 2004 through 2005. As part of its interest rate and currency risk management, the Bank enters into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program. See “Quantitative and Qualitative Disclosure About Market Risk.”

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

        The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2003:

	Amount	Weighted Average Cost
	(in $ millions)
Short-Term Borrowings & Placements
Due in 0 to 30 days	$ 73.9	1.70%
Due in 31 to 90 days	275.5	1.22%
Due in 91 to 180 days	210.1	1.59%
Due in 181 to 365 days	127.7	1.81%

Total	$ 687.2	1.50%
Medium and Long-Term Borrowings
Due in 0 to 30 days	$ 17.4	2.87%
Due in 31 to 90 days	78.8	2.21%
Due in 91 to 180 days	45.0	2.02%
Due in 181 to 365 days	60.0	1.92%
Due in 1 through 5 years	166.4	1.56%

Total	$ 367.6	1.88%
Medium & Long-Term Fixed Rate Placements
Due in 0 to 30 days	$ 18.7	2.91%
Due in 1 through 5 years	21.0	8	.05%*

Total	$ 39.7	5.63%
Medium & Long-Term Floating Rate Placements
Due in 0 to 30 days
Due in 31 to 90 days	$ 5.2	2.01%
Due in 91 to 180 days	20.0	2.04%
Due in 181 to 365 days	14.0	2.15%
Due in 1 through 5 years	39.0	2.14%

Total	$ 78.2	2.11%

* This corresponds to fixed rate interest-bearing liabilities incurred to fund fixed rate interest-earning assets outstanding under the Bank’s medium term interest rate gap policy. These liabilities were incurred at a total interest rate lower than the related assets funded. The Bank’s policy with respect to medium term interest rate gap provides that the Bank is to match fund a minimum of 85% of fixed rate interest-earning assets over 365 days with similar liabilities.

Asset/Liability Management

        The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from changes in interest rates. Risk control on interest rates is conducted through systematic monitoring of maturity mis-matches. The Bank’s investment decision-making takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a gap or mis-match, as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Substantially all of the Bank’s assets and liabilities are denominated in dollars and, therefore, the Bank has no material foreign exchange risk.

Interest Rate Sensitivity

        The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2003. The interest-earning assets and interest-bearing liabilities of the Bank and the related interest rate sensitivity gap given in the following table may not be reflective of positions in subsequent periods.

	Total	0-30 Days		31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Past Due	Non-Interest Sensitive
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$ 0.9	$ 0.0		$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.9

Interest-bearing deposits with
banks	253.9	225.1		28.8	0.0	0.0	0.0	0.0	0.0
Securities purchased under
agreements to resell	132.0	0.0		132.0	0.0	0.0	0.0	0.0	0.0
Investment securities	77.8	0.0		0.0	1.0	3.1	73.7	0.0	0.0
Loans, net	2,046.4	437.7		861.7	777.2	168.0	7.2	23.2	(228.6)

Total interest-earning assets	2,511.0	662.8		1,022.6	778.2	171.1	80.9	23.2	(227.8)
Non-interest earning assets	44.1	0.0		0.0	0.0	0.0	0.0	0.0	44.1
Other assets	8.5	0.0		0.0	0.0	0.0	0.0	0.0	8.5

Total assets	$ 2,563.6	$ 662.8		$ 1,022.6	$ 778.2	$ 171.1	$ 80.9	$ 23.2	$ (175.2)

Interest-bearing liabilities
Deposits
Demand	$ 19.4	$ 19.4		$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Time	683.6	497.7		161.4	19.5	5.0	0.0	0.0	0.0
Short-term borrowings and
placements	687.2	88.5		275.5	195.5	127.7	0.0	0.0	0.0
Medium- and long-term
borrowings and placements	485.5	110.5		201.8	145.3	0.0	28.0	0.0	0.0

Total interest-bearing
liabilities	1,875.7	716.1		638.7	360.3	132.7	28.0	0.0	0.0

Non-interest-bearing liabilities	103.5	0.0		0.0	0.0	0.0	0.0	0.0	103.5

Total Liabilities	1,979.2	716.1		638.7	360.3	132.7	28.0	0.0	103.5
Redeemable Preferred Stock	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0
Stockholders’ Equity	584.3	0.0		0.0	0.0	0.0	0.0	0.0	584.3

Total Liabilities and
Stockholders’ Equity	$ 2,563.6	$ 716.1		$ 638.7	$ 360.3	$ 132.7	$ 28.0	$ 0.0	$ 687.9

Interest rate sensitivity gap		(53.3)		383.9	418.0	38.4	52.9	23.2	(863.1)
Cumulative interest rate sensitivity gap		(53.3)		330.6	748.6	787.0	839.9	863.1
Cumulative gap as a % of total interest-earning assets		(2	.1)%	13.2%	29.8%	31.3%	33.4%	34.4%

        Until recently, the Bank’s interest rate risk arose from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. In this position, there is a potential adverse impact on the Bank’s net interest income that might result from increases in interest rates. During 2002 and 2003, the Bank took several steps to reduce the mismatch between assets and liabilities, including an increase in its net cash position and a change in the mix of its liabilities. As a result, at December 31, 2002, the Bank’s cumulative interest rate gap for the subsequent three months was positive. Following December 31, 2003 the Bank’s cumulative interest rate gap was negative for only the first 30 days. By March 31, 2004, the interest rate gap position had reversed to asset sensitive, which means that assets reprice faster than liabilities and that the Bank would benefit from an increasing interest rate environment. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, depending on its interest rate basis: If it is floating rate, it has to be matched funded at a 60% minimum, and if it is fixed rate, it has to be matched funded at an 85% minimum. The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days. The Bank also uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments or vice versa.

Stockholders’Equity

        At December 31, 2003, the Bank’s total stockholders’ equity was $584.3 million compared to $328.9 million at December 31, 2002 and $598.4 million at December 31, 2001, representing 22.8%, 11.2% and 10.1%, respectively, of the Bank’s total assets.

        The following table presents information concerning the Bank’s capital position at the dates indicated below:

	At December 31,
	2001	2002	2003
	(in $ thousands)
Redeemable Preferred Stock (1)	$ 15,232	$ 12,476	$ 0

Common Stock	133,217	133,235	279,978
Treasury Stock	(85,634)	(85,634)	(85,570)
Capital Surplus	145,456	145,490	133,817
Capital Reserves	305,210	95,210	95,210
Other Comprehensive Income	(506)	(118)	9,876
Retained Earnings	100,674	40,740	151,017
Total Stockholders’ Equity	$ 598,418	$ 328,923	$ 584,329

Total Stockholders’ Equity and Redeemable Preferred Stock	$ 613,650	$ 341,399	$ 584,329

(1)     SFAS 150 regarding the inclusion of redeemable preferred stock as part of the “other liabilities” line item was effective as of July 1, 2003.

        In view of the impact of the Argentine crisis on the Bank, the Board of Directors of the Bank and its management developed a re-capitalization plan, which was implemented during 2003. After the increase in reserves related to Argentina, in June 2002, it was determined that BLADEX had to regain its strong capitalization, and that it was neither prudent nor convenient to achieve it gradually through the accumulation of retained earnings. The Board of Directors believed that it was necessary to raise a minimum of $100 million of Tier 1 capital through the offering and sale of additional common shares at a price at or near the market price of the Class E shares at the time of the offering. This decision was made to provide the Bank with the necessary capital to continue operating profitably in a manner consistent with the long-term best interests of the Bank’s shareholders, to allow the Bank to retain its investment-grade credit ratings and continue to fulfill, in a significant way, its primary role of providing trade financing to borrowers in Latin America. The Bank chose to offer 22 million shares in order to provide a cushion so that if the Bank’s share price declined substantially, it would be still able to raise its target $100 million. In order to address a potential ownership dilution, the Bank raised the needed capital through a rights offering to the Bank’s common stockholders, pursuant to which each stockholder was given the opportunity to subscribe, on a pro rata basis, for a portion of the shares being offered. In order to provide assurance that the Bank would be able to raise the required equity capital, the Bank received stand by commitments for an aggregate of over $100 million from a group of existing Class A and Class B shareholders and a small number of other institutions, including multilateral organizations such as the International Finance Corporation of the World Bank (IFC) to purchase, for investment purposes, shares that were offered to existing shareholders in the rights offering, but were not subscribed. On June 27, 2003, the Bank completed the capitalization process, raising $147.0 million at $6.68 per share. The Bank received subscriptions for a total of 23.2 million common shares, and the entire 22 million issue of new shares was subscribed by existing shareholders. Following the capitalization, the Bank’s shareholding composition was 16.1% Class A shares, 10.4% Class B shares, and 73.5% Class E shares representing a total of 39.3 million shares, compared to a pre-capitalization shareholding composition of 28.3% Class A shares, 19.9% Class B shares and 51.8% Class E shares representing a total of 17.3 million shares as of March 31, 2003.

        Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations. The objective of capital reserves is to strengthen the capital position of the Bank, as reductions of these reserves, for example to pay dividends, require the approval of the Board of Directors of the Bank and Panamanian banking authorities. Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves. Effective on June 30, 2002, the Bank transferred $210 million to retained earnings from the capital reserves account in order to cover the loss resulting from the $278.8 million provision for credit loss provision charges taken in 2002.

        At December 31, 2003, capital ratio of total stockholders’ equity to total assets was 22.8%. Although the Bank is not subject to the capital adequacy requirements of the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) if the Federal Reserve Board’s fully phased in risk-based capital guidelines had been applicable to the Bank, management believes that as of December 31, 2003 the Bank would have exceeded all applicable capital adequacy requirements. At December 31, 2003, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 35.4% and 36.7%, respectively. The Banking Law (as defined under “Information on the Company—Business Overview—Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law). At December 31, 2003, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 27.1%. See “Information on the Company—Business Overview—Regulation—Panamanian Law.”

5.C Research and Development, Patents and Licenses, etc.

      Not applicable

5.D Trend Information

        Adverse U.S. and global economic conditions during 2001 and 2002 affected economic conditions in the Region. Because the United States and Europe are the principal export markets for the Region, these global conditions adversely affected economies in the Region. Although economic conditions have improved in many countries in the Region where the Bank conducts lending activities, this improvement may not be sustained, which could require the Bank to make further loan loss provisions, which could produce additional losses and reduce the Bank’s capital.

        A prolonged economic crisis in Argentina resulted in 2001 in a default on the country’s public sector external debt. The Argentine crisis had a significant adverse effect on the Bank’s financial condition and results of operations because it was required in 2002 to make large additions to its loan loss reserves to provide for expected losses on the Bank’s Argentine credit portfolio. In addition, the deterioration in the Bank’s financial condition resulting from the deterioration in the quality of the Bank’s Argentine credit portfolio resulted in 2002 in a reduction in the Bank’s credit rating by one credit rating agency to below investment grade and threatened the Bank’s remaining investment grade credit ratings. In addition, it affected the Bank’s funding activity resulting in a 64.9% decline in the Bank’s deposits during 2002 and increased difficulty in obtaining funding for the Bank’s credit portfolio. This was one of the factors, which contributed to a 48.6% decline in its credit portfolio during 2002, which was accompanied by a 45.0% decline in the Bank’s net interest income for 2002 compared to 2001.

        In 2002, the Argentine government ended the parity between the Argentine peso and the U.S. dollar. This was followed by a rapid devaluation of the Argentine peso, which declined in value compared to the U.S. dollar by more than 70% during 2002. This devaluation dramatically increased the difficulties for all borrowers in Argentina in repaying their U.S. dollar denominated debt. In addition, the dramatically reduced levels of business activity in Argentina and the lack of funding available to banks have drastically reduced lending activities in Argentina thus eliminating the principal source of income for Argentine banks and making it that much more difficult for the Bank’s borrowers to repay their loans.

        Because of concerns about the collectibility of the Bank’s Argentine loan portfolio, its Board of Directors and management increased the Bank’s allowance for credit losses during 2002 by $278.8 million. As a result of the increase in the Bank’s allowance for credit losses during 2002 and charges for impairment losses on Argentine securities, the Bank incurred a net loss for 2002 of $268.8 million. This also had the effect of reducing the Bank’s stockholders’ equity to $328.9 million at December 31, 2002 from $598.4 million at December 31, 2001.

        The Bank’s Argentine credit portfolio at December 31, 2003 amounted to $435.1 million, which represented a reduction of $679.3 million from December 31, 2001, $338.9 million of which occurred during 2003. All of the Bank’s exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Euros). None of the Bank’s loans in Argentina have been converted to Argentine pesos. During 2003, the Bank collected interest from Argentine borrowers of approximately $24.1 million. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during 2003 was 85.5%.

        As of December 31, 2003, the Bank’s total reserves for credit losses were $258.3 million, of which $195.4 million related to the Bank’s loan and off-balance sheet credit exposure in Argentina of $429.8 million. The Bank believes that the $195.4 million of allowances for credit losses related to the Bank’s loan and off-balance sheet credit exposure in Argentina is adequate to cover any eventual Argentine credit charge-offs. The Board of Directors and management believe that the $195.4 million of allowances for credit losses at December 31, 2003 related to the Bank’s exposure in Argentina is adequate to cover any Argentine credit charge offs on the Bank’s Argentine loans and contingencies. Argentina is in default on its public sector external debt, and it is uncertain as to how and when this issue will be resolved. A worsening of the situation could result in higher losses on the Bank’s remaining Argentine loans that the Bank has provided for. This could reduce the Bank’s earnings, produce additional losses, or reduce the Bank’s capital base.

        The Bank also believes that the remaining $62.9 million of allowance for credit losses is adequate to cover any charge-offs that will be necessary on its non-Argentine credit portfolio. The Bank will continue to maintain the allowance for credit losses for this credit portfolio at levels, which reflect economic cycles. However, further pressures on borrowers, could require additional allowances, which could also adversely affect the Bank’s earnings and/or equity capital levels.

        During 2002, the Bank reduced its credit portfolio in Brazil by approximately 52.4% from $2,489.9 million at December 31, 2001 to $1,183.1 million at December 31, 2002, and by approximately 2.4% to $1,153.9 million at December 31, 2003. This reduction occurred in connection with the overall 48.6% reduction of the Bank’s credit portfolio, from $6.4 billion at December 31, 2001 to $3.3 billion at December 31, 2002 to $2.8 billion at December 31, 2003, a reflection of the Bank’s perception of increased levels of risk in the Region. Although the Bank reduced its Brazilian credit portfolio by approximately 53.7% during 2002 and 2003, the Bank’s Brazilian credit portfolio still represented 40.5% of the Bank’s total credit portfolio. The credit portfolio reduction in Brazil also was made in response to management’s concern about the increased level of risk regarding the Bank’s Brazilian credit portfolio exposure because of the uncertain political and economic environment leading up to the election at the end of October 2002 of Luiz Inácio Lula da Silva. The election was preceded by the rapid decline in the value of Brazil’s currency and speculation about the ability of Brazil to service its approximately $239 billion of public debt, much of which must be refinanced in the next several years. Given the adverse effect on the Bank during 2002 of the deterioration of the Bank’s Argentine credit portfolio, including the need to create additional credit loss allowances, the Bank’s management determined that it should reduce its credit exposure in Brazil as quickly as possible in order to mitigate the possible impact on the Bank of a deterioration of the political and economic situation in Brazil. During 2002, the Bank increased its general allowance for credit losses allocated to Brazil by $6 million or approximately 13% as a result of the increased risk perception regarding Brazil, its political and financial situation and downgrades in its credit ratings during 2002. During 2003, Brazil showed improvement, as evidenced by a stabilized exchange rate, strong export performance, controlled rate of inflation and a substantial reduction in the country’s sovereign interest rate spread. Brazil did not default on its debt and the risk perception regarding Brazil improved substantially. The generally improved situation resulted in the country’s credit rating being upgraded by one of the international rating agencies during 2003. These factors caused the Bank to make a $32 million reduction in the general allowance for credit losses allocated to Brazil, although $16.3 million was added to the allowance to cover one specific rescheduled loan to a Brazilian corporation. This loan was successfully restructured in March 2004.

        The deterioration of the Bank’s financial condition during 2002 had a significant negative impact on the Bank’s asset base and capital, and resulted in one rating agency, Fitch, reducing the Bank’s credit rating to below investment grade and threatened the Bank’s remaining investment-grade credit ratings. In order to address the Bank’s weakened capital ratios and the risk that Moody’s and Standard and Poor’s would further reduce the Bank’s credit ratings to below investment grade, the Bank initiated and completed in June 2003 a successful recapitalization as a result of which the Bank raised $147.0 million of additional Tier 1 equity capital through the sale of 22 million shares in a rights offering to the Bank’s existing shareholders. As a result of this recapitalization, the Bank’s Tier 1 and Tier 2 equity capital ratios at December 31, 2003 were 35.4% and 36.7%, respectively. On August 5, 2003, Fitch raised its rating on the Bank’s debt securities to BBB-, an investment grade rating, reflecting the bank’s improved financial condition and its capital and liquidity position as a result of the proactive management of the Bank’s Argentine credit portfolio, the successful capital raising activities, and the Bank’s renewed focus on trade finance. As of the date of this Annual Report, the Bank has long-term debt ratings of Baa3 from Moody’s Investor Services, Inc. (“Moody’s”), BBB- from Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), and BBB- from Fitch and short-term debt ratings of Prime 3, A-3 and F3 from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s, the BBB-rating from Standard & Poor’s and the BBB- rating from Fitch are investment-grade ratings and the ratings outlook from all three rating agencies is stable.

        One of the Bank’s sources of funding for short-term loans is interbank deposits received principally from central banks in the Region. Historically, these deposits have represented approximately 35% of total liabilities. During 2002, these central banks withdrew a substantial portion of their deposits. The Bank believes that the central banks withdrew these deposits as a result of the Bank’s lower credit ratings, perceived problems in the Argentine portfolio and the need for liquidity on the part of some of these central banks. Overall deposits declined by 64.9% from $1,571.4 million at December 31, 2001 to $552.0 million at December 31, 2002 and, in part as a result, total loans declined by 46.8% from $4,733.7 million at December 31, 2001 to $2,516.5 million at December 31, 2002. During 2003, the deposit client base started to increase following the successful recapitalization program, the credit rating upgrade by Fitch and the improved environment. Overall deposits increased by 27.4% from $552.0 million at December 31, 2002 to $703.0 million at December 31, 2003, an increase of $151.0 million. The Bank was able to maintain a healthy net cash position throughout 2002 and 2003 due to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. At December 31, 2003, deposits represented 35.5% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital and syndication markets. A reduction in the Bank’s credit ratings below investment grade, or deterioration in economic conditions in the Region creating the need for liquidity on the part of central banks, would likely result in further withdrawals of deposits by central banks and other depositors and reduced access to the debt capital markets.

        The Bank’s management follows a conservative liquidity management strategy and in view of the volatility in the Region began gradually increasing its net cash position in the second quarter of 2001. During 2002 and 2003, the Bank was able to reduce its financial liabilities by approximately $2.7 billion and $609.1 million, respectively, in an orderly fashion while maintaining an adequate liquidity position. At December 31, 2003, liquidity levels amounted to $252.6 million, representing a net cash position of 35.9% of total deposits. A lower interest rate environment during 2002 and 2003 generated a lower return on the Bank’s available capital funds invested in liquid assets. Because returns on funds invested in liquid assets impact net income, a continued trend of lower interest rates in the markets in which the Bank invests its funds would adversely affect the Bank’s net income in the future.

        Institutionally, the Bank’s business remains focused on services, products, clients and transactions linked to foreign trade. The Bank believes that its competitive advantages in the trade finance business are both structural and operational. The structural advantage is based on the Bank’s unique mission, multilateral character, shareholder composition, and proven commitment to its clients and to Latin America. The Bank’s operational advantages are based on its technical expertise, regional know-how, management excellence, transparency, and first-rate corporate governance. Part of the Bank’s tactical approach to leveraging its competitive advantages and becoming a complete trade services solution for its clients entails the deployment of new products that the Bank believes will increase, diversify, and stabilize its revenue stream. Basic to this approach is to limit the cost and execution risk of trade finance transactions through the use of strategic alliances with proven providers.

        In July 2003, the Bank and Bank of America Corporation completed a strategic alliance that offers Bank of America’s U.S. Dollar clearing services to the Bank’s clients in the Latin America and Caribbean region. This alliance offers an opportunity to combine the Bank’s reliable trade finance capabilities with Bank of America’s widely recognized product excellence in clearing services.

        In January, 2004, the Bank and Trade Source International (“TSI”) completed a strategic alliance that offers the Bank’s clients TSI’s suite of global trade finance services, based on TSI’s international expertise in export credit agency and other trade-specific financial structures. The services include creating and implementing innovative financing and payment solutions for trade-related structured transactions. As part of the Bank’s strategy of increasing the scope of trade finance products through strategic alliances, TSI affords the Bank the capability of deploying first-rate export credit agency structures. The Bank’s goal is to become the most comprehensive trade finance financial institution in Latin America, while minimizing the execution and investment risk.

        2004 will bring new challenges and opportunities for the Bank. The Bank is projecting continued growth in its foreign trade financing business. The Bank will also develop new business models in countries in the Region, which have investment grade ratings, such as Mexico and Chile. In addition, the Bank will continue to focus on increasing the number of new products offered through strategic alliances, thus improving its revenue diversification.

        During 2004, several free trade treaty initiatives involving Latin America are expected to be concluded, which would stimulate foreign trade. This would provide important business opportunities for the Bank.

        With regard to the Argentine portfolio, the Bank will continue its efforts to collect restructured credits as they mature, which represent 88% of the total Argentine portfolio, and restructure the remaining Argentine credit portfolio.

5.E Off-Balance Sheet Arrangements

        In the normal course of business, the Bank enters into arrangements that are not recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off balance sheet as long as the Bank does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the balance sheet, in the reserve for losses on off-balance sheet credit risk, with the resulting loss recorded in the income statement. It should be noted, however, that the amount recognized on the balance sheet does not represent the full potential loss inherent in such arrangements.

        These arrangements meet the financial needs of customers. They are important for the Bank, with respect to liquidity, capital resources or market and credit support. The Bank does not rely on such arrangements as a major source of revenue. The Bank’s credit policy establishes the recognition of a reserve for estimated losses on off-balance sheet credit risk with the resulting charge to the income statement. As of December 31, 2003 and 2002, the amounts recorded in this reserve were $10.6 million and $6.2 million, respectively.

        At December 31, 2003 the off-balance sheet arrangements of the Bank include stand by letters of credit, guarantees (commercial risk and country risk), credit commitments, (including other commitments and unused commitments). See description of these products in Note 18 to Consolidated Financial Statements.

        For 2003, commission income from off-balance sheet arrangements amounted to $7.7 million.

        During November 2003, the Bank made a commitment to invest $5.0 million in an investment fund, whose main objective is to invest in the Mexican export industry and its supply chain.

        No obligations have arisen from variable interest entities as defined in FIN 46, since all the Bank’s subsidiaries were consolidated.

5.F Contractual Obligations and Commercial Commitments

        The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years
	(in $ millions)
Long-term debt obligations	$ 486	$259	$206	$20
Short-term debt obligations	687	687	0	0
Leasehold obligations	1	0	1	0
Other Short-term obligations	13	13	0	0

Total contractual obligations	$1,187	$960	$207	$20

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 - 3 years	4 - 5 years
	(in $ millions)
Lines of credit	$ 76	$ 76	$ 0	$0
Standby letters of credit	82	82	0	0
Guarantees	119	104	15	0
Other commercial commitments	56	0	51	5	*

Total Commercial Commitments	$333	$262	$66	$5

*This amount is without maturity.

        At December 31, 2003, the Bank had no material commitments for capital expenditures.

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

        Directors

        The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held With The Bank	First Year as Director	Year Term Expires
CLASS A
Maria da Graça França (1)	Brazil	Director	2004	2007
General Manager and Managing Director
for North America,
Banco do Brasil, New York

Guillermo Güémez García	Mexico	Director	1997	2005
Deputy Governor,
Banco de Mexico, Mexico

Santiago Perdomo Maldonado	Colombia	Director	2003	2005
President,
Banco Colpatria-Red Multibanca
Colpatria

CLASS E
Will C. Wood	U.S.A.	Director	1999	2006
Principal
Kentwood Associates, California

Mario Covo	Mexico	Director	1999	2005
Chief Executive Officer,
Finaccess International, Inc., New York

Herminio Blanco (2)	Mexico	Director	2004	2007
Chief Executive Officer,
Soluciones Estratégicas Consultoría

William Hayes (2)	U.S.A.	Director	2004	2007
President,
Wellstone Global Finance, Connecticut

Alexandre Lodygensky Jr. (2)	Brazil	Director	2004	2007
Chief Executive Officer,
Rutherford Trading Co.

ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque (3)	Chile	Chairman of the Board of Directors	1990	2006
Director
Banco de Chile, Chile

Jaime Rivera (4)	Guatemala	Director	2004	2006
Chief Executive Officer,
BLADEX, Panama

(1)	Ms. França replaced Mr. Rubens Amaral who resigned as a member of the Board of Directors on February 4, 2004 and joined the Bank as Chief Commercial Officer and General Manager of the Bank’s New York Agency effective March 1, 2004.

(2)	Two of the three class E directors were elected to class E directorships to represent positions held by representatives of the Bank’s class B shares which were forfeited to the class E shareholders as a result of the class B shares falling below 10% of the Bank’s total outstanding shares of common stock.
(3)	Class B Director from 1990 to 2000; elected as a Director to represent all classes of common stock in April 2003. In April 2004, was re-elected Chairman of the Board of Directors.
(4)	Mr. Jaime Rivera was elected as a director on April 14, 2004 to complete the term of Mr. José Castañeda who retired from BLADEX on December 31, 2003 and resigned from the Board of Directors on January 1, 2004.

        Maria da Graça França has served as Head of North America and General Manager of Banco do Brasil, New York Branch since 2004. Ms. França has been employed by Banco do Brasil in various capacities since 1971, holding the positions of Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America, based in Argentina in 2002, General Manager of Banco do Brasil Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil Miami Branch from 1993 to 1999, General Manager of the Department responsible for Banco do Brasil foreign network from 1992 to 1993, Deputy General Manager in charge of the foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager at the foreign exchange internal controls from 1984 to 1987 and Foreign Exchange Department from 1971 to 1984.

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

        Santiago Perdomo Maldonado has served as President of Banco Colpatria – Red Multibanca Colpatria since May 1999. Mr. Perdomo Maldonado has been employed by Banco Colpatria in various capacities since 1994, including: as Executive Vice President from November 1998 to April 1999, as President from September 1994 to October 1998, and as Executive Vice President of Corporación Colpatria from February 1994 to August 1994. Previously, he was Manager of Corredora Bursatil from March 1993 to January 1994. Mr. Perdomo Maldonado has also served as Manager of Colpatria Sociedad Administradora from September 1991 to February 1993, and as Manager of Corporate Banking from July 1981 to August 1991.

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

        Herminio A. Blanco has served as Chief Executive Officer of Soluciones Estratégicas Consultoría since 2002, business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, member of the International Advisory Committee of Mitsubishi Corporation and member of the Trilateral Commission since 2000. Mr. Blanco was Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000. He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990. From 1990 to 1993, Mr. Blanco was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA). He was one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988. Mr. Blanco was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. He was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

        William Dick Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut and a Charter Member of the Board of Directors and Investment Committee of WestLB-Tricom Forfaiting Fund Limited, Bermudas since 1999. He worked for West Merchant Bank Limited, London (formerly Standard Chartered Merchant Bank and Chartered WestLB), in various capacities from 1987 to 1999. Mr. Hayes worked for Libra Bank Limited, New York Agency as Senior Vice President-Trading from 1986 to 1987. He was Principal of W.D. Hayes and Associated, California from 1984 to 1986. He worked for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984 in various capacities.

        Alexandre Lodygensky Jr. has held the position of Chief Executive Officer of Rutherford Trading Co. since August 2002. From 1998 to 2002, he worked as a Regional Commercial Director for HSBC in Brazil, leading the commercial area for two of the largest regional operations: Central region, based in the city of Belo Horizonte, and later the Southeast region, based in the city of São Paulo. Before joining HSBC, Mr. Lodygensky worked as a Commercial Director for Banco Excel-Econômico starting in 1993. From 1986 to 1993, he worked as a General Manager and later as head of International Trade Finance for Banco Francês e Brasileiro S.A, a subsidiary of Crédit Lyonnais. From 1984 to 1986, he worked for Banorte in the position of General Finance Manager, responsible for the Treasury and the Financial Planning and Control Department. Before joining Banorte, from 1981 to 1984, Mr. Lodygensky worked as a Trainee and then as a Finance Manager for Banco ValBrás and one of its successors, Digibanco Comercial S.A, a joint venture of CCF-Crédit Commercial de France and Sharp Brasil.

        Gonzalo Menéndez Duque has served as Director of Banco de Chile since 2001. He has also served as a Director of several companies related to Grupo Luksic, including: Banedwards Compañía de Seguros de Vida, Banchile Corredores de Bolsa, Cia. Nacional de Teléfonos, Telefónica del Sur and Telefónica de Coyhaique since 2000, Grupo Minero Antofagasta Minerals since 1997, Holdings Quiñenco, Minera Michilla, Fundaciones A. Luksic and P. Baburizza since 1996, and Antofagasta Plc, England since 1985. Mr. Duque was a Director of Banco Edwards from 1999 to 2001, Banco Santiago from 1993 to 1999 and Grupo Financiero OHCH from 1996 to 1999. He was also the Chief Executive Officer of the following companies: Empresas Lucchetti, S.A. from 1994 to 1998, Banco O’Higgins from 1985 to 1992 and Antofagasta Group from 1980 to 1985.

        Jaime Rivera became the Chief Executive Officer of the Bank on January 1, 2004 after the retirement of Mr. Jose Castañeda on December 31, 2003. He was Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New

York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

Senior Management

        The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position	Country of Citizenship

Jaime Rivera	Chief Executive Officer	Guatemala

Miguel Moreno	Senior Vice President, Controller	Colombia

Rubens V. Amaral Jr	Chief Commercial Officer and General Manager of the Bank’s New York Agency	Brazil

Christopher E. D. Hesketh	Senior Vice President, Treasury	Barbados

Carlos Yap S	Senior Vice President, Finance	Panama

Miguel A. Kerbes	Senior Vice President, Risk Management	Uruguay

Joaquín Uribe	Senior Vice President, Processes, Technology and Operations	Colombia

        Jaime Rivera became the Chief Executive Officer of the Bank on January 1, 2004 after the retirement of Mr. Jose Castañeda on December 31, 2003. He was Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

        Miguel Moreno has served as Senior Vice President, Controller of the Bank since September 2001. He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogota, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogota, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogota, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogota, Colombia, from 1982 to 1987. He was the Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

        Rubens V. Amaral Jr. became Chief Commercial Officer and General Manager of the Bank’s New York Agency in March 2004. He worked for Banco do Brasil, New York Branch as General Manager and Managing Director for North America since 2000. Mr. Amaral has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division — Head Office, from 1989 to 1993. Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

        Christopher E. D. Hesketh has served as Senior Vice President, Treasury of the Bank since September 1989. He was employed by Yamaichi International America, Inc. as Vice President, Corporate Finance Department, in New York from 1986 to 1989. Mr. Hesketh was previously employed by Manufacturers Hanover Overseas Corporation, New York, in various capacities since 1980, including: Regional Credit Manager, New York from 1985 to 1986, Credit Director, Madrid, Spain from 1982 to 1985, and Assistant Credit Manager of Manufacturers Hanover Leasing Corporation, New York from 1980 to 1982. Mr. Hesketh was employed by Barclays Bank International in various capacities from 1974 to 1980 in Spain and London.

        Carlos Yap S. has served as Senior Vice President, Finance, of the Bank since July 2002. Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993. Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

        Miguel Kerbes has served as Senior Vice President, Risk Management, of the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002. He was the Assistant Credit Director for the Southern Cone Area of Banco Santander – Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

        Joaquín Uribe has served as Senior Vice President, Processes, Technology and Operations of the Bank since July 2002. Mr. Uribe previously served as Vice President, Processes, Technology and Operations of the Bank since September 2001. He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer – Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer – Consumer Banking from 1998 to 2000, and V.P. – Head of Technology – Consumer Banking from 1997 to 1998. Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office. Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

6.B Compensation

Cash Compensation

        The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2003 to the executive officers of the Bank as a group for services in all capacities was $1,901,711.41. During the fiscal year ended December 31, 2003, the Bank accrued, and in March 2004, paid a performance-based bonuses to the Bank’s executive officers in the aggregate amount of $752,000. At December 31, 2003, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $1,633,000.

        The Board of Directors revised the compensation of its members on July 19, 2003. As part of the revised compensation plan each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for his services as a director and an additional amount of $1,500 for each meeting of the Board of Directors and each meeting of shareholders attended, and $1,000 for each Board Committee meeting attended.

The Chairman of the Board of Directors is eligible to receive an additional 50% of the compensation that other directors are eligible to receive. The Chairman of each Committee of the Board of Directors is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2003 to the directors of the Bank as a group for their services as directors was $530,250.

Share Compensation and Ownership

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

        As of December 31, 2003, 62,766 class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

        In addition, in 1999, the Board of Directors approved the adoption of two employee stock programs. These programs were implemented in the year 2001 and have the following terms:

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

(2)	Deferred Compensation Plan (the “DC Plan”): The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a class E share of stock of the Bank. Each deferred equity unit represents the right to receive a class E share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which includes past service with the Bank). Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of class E shares) if and after the underlying deferred equity units vest. The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee’s annual compensation.

        As of December 31, 2003, an aggregate number of 122 and 28,890 deferred equity units, representing the right to acquire the same number of class E shares or the economic equivalent thereof, had been granted to eligible employees of the Bank and were outstanding under the DEU Plan and the DC Plan, respectively. As of the date hereof, 83 deferred equity units granted under the DC Plan have vested.

        On April 13, 2004, the Board of Directors approved an indexed stock option plan (the “Indexed Stock Option Plan”) for executive officers and directors which provides indexed options for class E shares with the exercise price indexed to a customized Latin American general market index. The exercise price will be adjusted based on the change in this customized index. The option term will be seven years, and there will be cliff vesting after four years. The number of shares for which options are granted will be calculated using the Black-Scholes derived value of the options or other method approved by the Board. The Indexed Stock Option Plan became effective April 13, 2004. As of the date hereof, indexed options with respect to 19,476 and 167,410 class E shares have been granted to directors and executive officers, respectively, by the Board of Directors under the Indexed Stock Option Plan. The Board of Directors has decided to discontinue the DEU Plan, the DC Plan, the 1995 Stock Option Plan and the 1999 Stock Option Plan and no additional grants will be made under these plans.

        In 2000, the Board of Directors adopted a stock option plan (the “Board Plan”) for the non-employee directors of the Bank. Pursuant to the Board Plan, each year the Board of Directors may grant options to each non-employee director to purchase class E shares of the Bank. The aggregate number of class E shares that may be issued upon exercise of options under the Board Plan is 50,000. If options are granted under the Board Plan in any calendar year, the Chairman of the Board of Directors will receive options to purchase shares that have an aggregate value of $15,000 on the date of grant and each other director will receive options to purchase shares that have an aggregate value of $10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a class E share on the date of grant. Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All directors must pay the exercise price in cash, except that the Board of Directors may determine, in its discretion, to allow payment of the exercise price in class E shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee’s services as a director of the Bank. As of December 31, 2003, stock options with respect to 2,584 class E shares had been granted by the Board of Directors under the Board Plan at an exercise price of $32.88 per class E share. The Board of Directors granted all of these stock options on February 6, 2001. As of the date hereof, none of the stock options granted by the Board of Directors under the Board Plan have been exercised. In accordance with the Board Plan, options on 304 class E shares were forfeited during 2001 as a result of the expiration of the term of a director.

        In 2003, the Board of Directors adopted a restricted stock plan (the “Board Restricted Stock Plan”) for the non-employee directors of the Bank. Under the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made. Directors receiving shares of restricted stock under the plan will have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares will be subject to restrictions on transferability. The restrictions placed on the shares awarded under the Board Restricted Stock Plan will lapse on the fifth anniversary of the award date. If a director’s service with the Bank is terminated for cause, the shares that then remain subject to restrictions will be forfeited. However, the restrictions will immediately lapse on all shares granted to a director in the event of the termination of the director’s service with the Bank due to death, disability, or for any other reason other than termination for cause. Dividends on the restricted shares are held by the Bank until the restrictions lapse, and if the restricted shares are forfeited, then any dividends relating to those shares are forfeited. During 2003, 9,547 class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2003 was $94,993.

        The Board of Directors has decided to discontinue the Board Plan and no additional options will be granted under this plan. The Board Plan has been replaced by the Board Restricted Stock Plan and the Indexed Stock Option Plan. Under the revised Board compensation plan adopted on July 19, 2003, each non-employee director of the Bank will be awarded annually options to purchase class E shares having a Black-Scholes derived value of $10,000 ($15,000 in the case of the Chairman of the Board of Directors) once the Indexed Stock Option Plan enters into effect. The Indexed Stock Option Plan became effective April 13, 2004.

        The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2003, 2002 and 2001, the Bank charged to salaries expense $139,934, $118,900, and $50,764, respectively, with respect to this plan. As of December 31, 2003 and 2002, the accumulated liability payable under this contribution plan amounted to $571,755 and $431,821, respectively.

        As of December 31, 2003, the Bank’s executive officers, directors, and Advisory Council members, as a group, owned an aggregate of 89,227 class E shares, which was 0.3% of all issued and outstanding class E shares.

        The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan and the 1999 Stock Option Plan, as of December 31, 2003.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of December 31, 2003	Number of Shares that may be Acquired within 60 Days of Dec 31, 2003	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan

José Castañeda (1)
Chief Executive Officer	42,726	64,666	55,648	20,526	0	1,141

Jaime Rivera
Chief Executive Officer	0	0	0	0	0	0

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of December 31, 2003	Number of Shares that may be Acquired within 60 Days of Dec 31, 2003	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan

Miguel Moreno
Senior Vice President -
Controller	0	0	0	0	0	0

Rubens V. Amaral Jr. (2)
Chief Commercial Officer and General
Manager of the Bank’s New York Agency	0	0	0	0	0	0

Christopher E. D. Hesketh (3)
Senior Vice President -
Treasury	1,130	34,251	25,433	11,150	0	855

Haydeé A. de Cano (4)
Senior Vice President -
Administration and Human Resources	1,048	36,450	29,720	8,730	0	575

Carlos Yap S. (5)
Senior Vice President -
Finance	0	30,065	21,905	10,492	0	545

Miguel A. Kerbes (6)
Senior Vice President -
Risk Management	0	2,500	0	3,750	0	621

Joaquín Uribe
Senior Vice President -
Processes, Technology and Operations	0	0	0	0	0	0

(1)	Mr. Castañeda retired as Chief Executive Officer on December 31, 2003 and as director of the Bank effective January 1, 2004. Mr. Castaneda’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 18,000 on October 13, 1995, 14,000 on January 31, 1997, 14,000 on February, 1998, 4,666 on February 4, 1999 and 4,982 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 6,526 on February 4, 2000, and 14,000 on February 6, 2001.
(2)	Mr. Amaral resigned as a director of the Bank effective February 4, 2004 in connection with his becoming an executive officer of the Bank.
(3)	Mr. Hesketh’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 7,700 on October 13, 1995, 6,000 on January 31, 1997, 7,000 on February 6, 1998, 2,500 on February 4, 1999 and 2,233 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 4,150 on February 4, 2000, and 7,000 on February 6, 2001.
(4)	Ms. de Cano’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 8,350 on October 13, 1995, 6,500 on January 31, 1997, 6,600 on February 6, 1998, 4,000 on February 4, 1999 and 4,270 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 2,730 on February 4, 2000, and 6,000 on February 6, 2001. Ms. de Cano resigned as Senior Vice President, Administration and Human Resources in April 2004.
(5)	Mr. Yap’s stock options under the 1995 Stock Option Plan were granted in the following allocations: 5,234 on October 13, 1995, 6,000 on January 31, 1997, 6,000 on February 6, 1998, 2,333 on February 4, 1999 and 2,338 on February 4, 2000; and under the 1999 Stock Option Plan in the following allocations: 3,492 on February 4, 2000, and 7,000 on February 6, 2001.
(6)	Mr. Kerbes´s stock options under the 1999 Stock Option Plan were granted in February 6, 2001.

        The following table includes information regarding ownership of the Bank’s shares by members of its Board of Directors, restricted shares held under the Board Restricted Stock Plan and options received under the Board Plan.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2003 (1)	Number of Shares that may be Acquired within 60 Days of December 31, 2003	Options under the Board Plan (2)	Restricted Shares held under Board Restricted Stock Plan

Rubens Amaral (3)	0	304	304	0

Guillermo Güémez García (4)	0	0	0	0

Santiago Perdomo Maldonado	1,005	0	0	1,005

Ernesto A. Bruggia (5)	1,005	304	304	1,005

Emilio Garofalo Filho (6)	1,005	0	0	1,005

Will C. Wood	3,505	304	304	1,005

Sebastiao Toledo Cunha (7)	1,005	456	456	1,005

Mario Covo	1,005	304	304	1,005

José Castañeda (8)	42,726	0	0	0

Gonzalo Menéndez Duque	1,507	304	304	1,507

(1)	Includes class E shares held under the Board Restricted Stock Plan.
(2)	This column does not include 304 options granted in February 2001 to Valentín Hernández, a former member of the Board of Directors.
(3)	Mr. Amaral resigned as a director effective February 4, 2004 in connection with his becoming an executive officer of the Bank. 1,005 class E shares representing Mr. Amaral’s entitlement under the Board Restricted Stock Plan were issued to his employer Banco do Brasil in 2003.
(4)	1,005 class E shares representing Mr. Güémez García´s entitlement under the Board Restricted Stock Plan were issued to his employer Banco de México in 2003.
(5)	Mr. Bruggia’s term as a class B director ended at the Annual Meeting as a result of his class B directorship being forfeited to the class E shareholders. In April 14, 2004 the Board of Directors appointed Mr. Bruggia as Treasurer.
(6)	Mr. Garofalo’s term as a class B director ended at the Annual Meeting as a result of his class B directorship being forfeited to the class E shareholders.
(7)	Mr. Cunha’s term as a class E director expired with the Annual Meeting and he did not stand for re-election.
(8)	Mr. Castañeda resigned as a director effective January 1, 2004 in connection with his retirement as Chief Executive Officer on December 31, 2003.

        For additional information regarding stock options granted to executive officers and Directors, see Note 16 to Consolidated financial statements of the Bank for the fiscal year ended December 31, 2003.

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

6.C Board Practices

Corporate Governance

        The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com).

        The Board of Directors consists of ten members (each, a “Director”) in accordance with the Bank’s Articles of Incorporation. Pursuant to an amendment to the 2000 Amended and Restated Articles of Incorporation approved by the holders of the Bank’s common stock at the Bank’s 2002 Annual Meeting, the total number of members of the Board of Directors was increased on April 16, 2002 from nine (9) Directors to ten (10) Directors. Consequently, the Board of Directors currently consists of three (3) Class A Directors, two (2) Class B Directors, three (3) Class E Directors and two (2) Directors representing the holders of all classes of shares of the Bank’s common stock. Members of the Board of Directors are elected at annual meetings of stockholders of the Bank and each Director serves a term of three years. The terms of office of the Directors are staggered in order to provide for continuity on the Board of Directors. In the elections of Directors representing a particular class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of Directors representing such class.

        Pursuant to the Articles of Incorporation if on the first working day of each year, starting from the year 2001, the number of Class B shares is lower than 20%, but equal or higher than 10%, of the total of all issued and outstanding shares as a result of their conversion into Class E shares, the holders of Class B shares will lose the right to elect one Director. If this occurs, the holders of Class E shares will acquire the right to appoint an additional Director. Furthermore, if on the first working day of each year beginning with the year 2001, the amount of Class B shares outstanding is lower than 10% of the total of all issued and outstanding shares, the holders of Class B shares will lose the right to elect Directors and the holders of Class E shares will acquire the right to appoint a second additional Director. At December 31, 2003, the amount of Class B shares represented 8.8% of the total of all issued and outstanding shares. Consequently, during the stockholder’s meeting held in April 2004,two of the three class E directors were elected to class E directorships to represent positions held by representatives of the Bank’s class B shares which were forfeited to the class E shareholders as a result of the class B shares falling below 10% of the Bank’s total outstanding shares of common stock.

        The following table sets forth the names and countries of citizenship of the Bank’s dignatarios, as of the date hereof, their current office or position with other institutions and their current office or position with the Bank. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they are also directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank
Gonzalo Menéndez Duque Director, Banco de Chile	Chile	Chairman of the Board

Ricardo Manuel Arango Partner, Arias, Fábrega & Fábrega	Panama	Secretary

Name	Country of Citizenship	Position held by Dignatario with the Bank
Ernesto A. Bruggia* Director, Banco de la Provincia de Buenos Aires	Argentina	Treasurer

Jaime Rivera** Chief Executive Officer BLADEX	Guatemala	Chief Executive Officer

*	Mr. Ernesto A. Bruggia was appointed Treasurer in April 2004 by the Board of Directors.
**	Mr. José Castañeda retired on December 31, 2003 and Mr. Jaime Rivera became Chief Executive Officer as of January 1, 2004.

Committees of the Board of Directors

        The Board of Directors, pursuant to the powers granted to it under the Bank’s Articles of Incorporation, has established several committees to delegate its oversight duties in respect of the Bank’s operations. These committees are: the Audit Committee, the Credit Policy and Risk Assessment Committee, the Nomination and Compensation Committee and the Assets and Liabilities Committee.

        During the fiscal year ended December 31, 2003, the Board held ten meetings. On average, directors attended approximately 91% of the total number of Board meetings held during the fiscal year ended December 31, 2003.

        The following table set forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2003:

Committee	Number of members	Total number of metings held

Audit Committee	5	7

Credit Policy and Risk Assessment Committee	5	5

Assets and Liabilities Committee	4	4

Nomination and Compensation Committee	4	4

        The Board of Directors met on April 14, 2004 and new directors were elected to comprise the Committees of the Board.

Audit Committee

        The Audit Committee is a standing Committee of the Board of Directors. According to its Charter, the Audit Committee must be comprised of at least three directors. The members of the Audit Committee at December 31, 2003 were Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque, Sebastiao G. Toledo Cunha, Santiago Perdomo Maldonado and Emilio Garofalo.

        As of April 14, 2004, the members of the Audit Committee are Will C. Wood (Chairman of the Committee), Alexandre Lodygensky, Gonzalo Menéndez Duque and Santiago Perdomo.

        All members of the Audit Committee must be independent directors, as determined by the Board, and at least one director must be a financial expert. No member of the Audit Committee can be an employee of the Bank. The Bank’s Board of Directors has determined that all members of the Audit Committee are independent and that at least one of its members is a financial expert. The Audit Committee’s financial expert is Gonzalo Menéndez Duque.

        In fulfillment of its oversight obligations and in accordance with the regulations of the Superintendency of Banks of Panama, the Audit Committee met seven times during the fiscal year ended December 31, 2003.

        The Audit Committee reviewed and recommended to the Board of Directors that the Audited Consolidated Financial Statements of the Bank for the year ended December 31, 2003 be included in the Bank’s Annual Report. The Audit Committee also recommended to the Board of Directors that it retain KPMG Peat Marwick Panama as its external independent auditors for the fiscal year ending December 31, 2004. The aggregate amounts of fees paid by the Bank to its independent auditors in connection with external audit and non-audit services for the fiscal year ended December 31, 2003 were approximately $484,717 and $86,203, respectively, see Item 16.C Principal Accountant Fees and Services.

        According to its Charter, the Audit Committee’s main oversight responsibilities include the following:

•	Recommend the selection and appointment of the independent auditors to the Board of Directors, review the scope and plan of the independent audit, approve the type of services (including non-audit services) to be rendered by the independent auditors and the fees to be paid, and monitor the independence of the external auditors.

•	Review the accounting policies used in the preparation of the Bank’s Consolidated Financial Statements, the quality of the accounting principles used and any significant accounting developments and issues and possible impact of any substantial changes.

•	Review together with management and independent auditors the Bank’s interim Consolidated Financial Statements, the annual Consolidated Financial Statements, the annual report on Form 20-F and any financial information, which is to be released to the public.

•	Review together with management the adequacy of the Bank’s system of internal controls to assure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

•	Review with management to satisfy itself that management has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risks, and that the risks assumed by the Bank are appropriately reflected in the books and records.

•	Review the Bank’s compliance with its Code of Ethical Conduct.

•	Review and evaluate the adequacy of the work performed by the Controller, the Chief Auditor and the Compliance Officer.

        The Charter of the Audit Committee requires an annual self-evaluation of the Committee’s performance.

Credit Policy and Risk Assessment Committee

        The Credit Policy and Risk Assessment Committee is a standing Committee of the Board of Directors. The members of the Credit Policy and Risk Assessment Committee at December 31, 2003 were Guillermo Güémez García (Chairman of the Committee), Gonzalo Menéndez Duque, Ernesto A. Bruggia, Sebastiao G. Toledo Cunha and Will C. Wood.

        As of April 14, 2004, the members of the Credit Policy and Risk Assessment Committee are Guillermo Guémez García (Chairman of the Committee), Herminio Blanco, Alexandre Lodygensky, Gonzalo Menéndez Duque and Will C. Wood. No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.

        The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board of Directors all the credit policies and procedures related to the adequate management of the Bank’s assets. The Committee also reviews the quality and profile of the Bank’s credit assets and the risk levels assumed by the Bank. The Committee’s responsibilities also include, among others, the review and submission to the Board for approval of the country limits and limits exceeding delegated authority and of the adequacy of credit reserves.

        The Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with risk management and other members of the Bank’s management team. The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held five meetings.

Nomination and Compensation Committee

        The Nomination and Compensation Committee is a standing Committee of the Board of Directors. The members of the Nomination and Compensation Committee at December 31, 2003 were Rubens Amaral (Chairman of the Committee), Mario Covo, Ernesto A. Bruggia and Guillermo Güémez García.

        As of April 14, 2004, the members of the Nomination and Compensation Committee are Santiago Perdomo Maldonado (Chairman of the Committee), Mario Covo, Maria da Graça França and William Hayes. No member of the Nomination and Compensation Committee can be an employee of the Bank. Three members of the Nomination and Compensation Committee are independent directors.

        The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held four meetings.

        The Nomination and Compensation Committee’s primary responsibilities are to assist the Board of Directors by identifying candidates to become Board members and recommending nominees for annual meetings of stockholders; by making recommendations to the Board of Directors concerning candidates for Chief Executive Officer and other senior management and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising senior management on issues related to the Bank’s personnel.

        The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee’s performance.

Assets and Liabilities Committee

        The Assets and Liabilities Committee is a standing Committee of the Board of Directors. The members of the Assets and Liabilities Committee at December 31, 2003 were Mario Covo (Chairman of the Committee), Rubens Amaral, Santiago Perdomo Maldonado and Emilio Garofalo.

        As of April 14, 2004, the members of the Assets and Liabilities Committee are Mario Covo (Chairman of the Committee), Herminio Blanco, Maria da Graça França, Guillermo Guémez and William Hayes. No member of the Assets and Liabilities Committee can be an employee of the Bank.

        The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board of Directors all policies and procedures related to the management of the Bank’s assets and liabilities. The Committee also coordinates disbursement and funding activities to enhance earnings and to reduce risks. As part of its responsibilities, the Committee reviews and recommends to the Board of Directors, among others, policies related to the Bank’s liquidity, mismatch between assets and liabilities, investment of liquidity, derivative positions, and future funding strategies.

        The Assets and Liabilities Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with the Senior Vice President, Treasury and other members of the Bank’s management team. The Committee meets at least four times per year. During the fiscal year ended December 31, 2003, the Committee held four meetings.

Advisory Council

        The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Bank during the fiscal year ended December 31, 2003 for services rendered by the Advisory Council during 2003 was $60,000. During the fiscal year ended December 31, 2003, the Advisory Council met twice. The Advisory Council meets only when it is convened by the Board of Directors.

        The following table sets forth the names, positions and countries of citizenship of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship
Luis Pagani	President Arcor S. A. I. C	Argentina

Roberto Teixeira da Costa	Board Member Grupo Sul America, S.A	Brazil

Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile

Eugenio Clariond	Chief Executive Officer Grupo Imsa, S. A. de C. V.	Mexico

Alberto Motta, Jr	Vice President Inversiones Bahia Ltd.	Panama

Alfredo Riviere	President Sural, C. A.	Venezuela

6.D Employees

        As of December 31, 2003, the total number of permanent employees was 155, which were geographically distributed as follows: Head Office in Panama: 140; New York Agency: 6; Representative Office in Argentina: 3; Representative Office in Brazil: 4; and Representative Office in Mexico: 2.

6.E Share Ownership

        As of December 31, 2003, the Bank’s executive officers, directors, and Advisory Council members, as a group, owned an aggregate of 89,227 class E shares, which was 0.3% of all issued and outstanding class E shares.

        For details of the options on the Bank’s common shares held by members of the Bank’s Board of Directors and Senior Management, see Item 6.B Compensation.

Item 7.  Major Shareholders and Related Party Transactions

7.A Major Shareholders

        As of December 31, 2003, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9% of the total outstanding shares of voting capital stock of the Bank.

        The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2003:

	At December 31, 2003

Class A	Number of Shares	% of Class	% of Total

Banco de la Nación Argentina	1,045,348.00	16.5	2.7
Banco do Brasil	974,551.00	15.4	2.5
Banco de Comercio Exterior de Colombia, S.A	488,547.00	7.7	1.2
Banco de la Nación Peru	446,556.00	7.0	1.1
Banco Central del Paraguay	434,658.00	6.9	1.1
Banco Central del Ecuador	431,217.00	6.8	1.1
Banco del Estado de Chile	323,412.75	5.1	0.8

Total Shares of Class A Common Stock	6,342,189.16	100.0%	16.1%

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	884,460.98	25.5	2.2
Banco de la Nación Argentina	295,944.50	8.5	0.8
Mizuho Corporate Bank Ltd.	294,345.00	8.5	0.7

Total Shares of Class B Common Stock	3,466,701.95	100.0%	8.8%

Class E*	Number of Shares	% of Class	% of Total

Farallon Capital Management	3,296,012.00	11.2	8.4
Artisan Partners LP.	2,372,614.00	8.0	6.0
Fidelity Management	2,094,112.00	7.1	5.3
Wellington Management	1,695,652.00	5.7	4.3

Total Shares of Class E Common Stock	29,543,847.00	100.0%	75.1%

Total Shares of Common Stock	39,352,738.11		100.0%

*	Source: Schedule 13G filings with the Securities and Exchange Commission.

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

        As of December 31, 2003, there were no Class A shares held by institutions located in the United States. At December 31, 2003, 4.4% of the total Class B shares outstanding were held by institutions located in the United States, representing 0.4% of the Bank’s total common shares. Because a majority of Class E shares are held by or in the name of the Depository Trust Company, the Bank does not have precise information regarding Class E shareholders in this regard.

7.B Related Party Transactions

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

        At December 31, 2003, the Bank did not have any outstanding credit exposure with related parties as defined by the Panamanian Superintendency of Banks.

7.C Interests of Experts and Counsel

      Not required in this Annual Report.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

      See Item 19.

Dividends

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

        On February 5, 2002, the Board of Directors suspended dividends on common shares, believing that it was in the best interest of shareholders to conserve the Bank’s capital resources until the probable outcome of the Bank’s exposure to Argentina was clearer. No dividends were declared on common shares in 2003.

        During 2003, the Bank paid cash dividends in the aggregate amount of $852,990 to the holders of its preferred shares representing $0.80 per preferred share.

        The Board of Directors at a meeting held on February 3, 2004 authorized a dividend policy whereby dividends will be declared and paid to shareholders on a quarterly basis. In accordance with this new policy, the Board of Directors declared an annual dividend of $0.40 per common share payable on a quarterly basis. At the same meeting the Board of Directors declared a quarterly cash dividend of US$0.10 per common share payable on April 5, 2004 to stockholders of record as of March 26, 2004. In April 5, 2004, the Bank paid cash dividends in the aggregate amount of $3,935,273.81 to the holders of its common shares.

8.B Significant Changes

      Not applicable

Item 9. The Offer and Listing

9.A Offer and Listing Details

        On October 1, 1992, the Bank concluded a public offering in the United States of 4,000,000 Class E shares with no par value. On December 22, 1994, the Bank concluded another offering of 3,200,000 Class E shares. On June 27, 2003 the Bank sold 1,431,004 Class A shares, 652,997 Class B shares and 19,915,999 Class E shares in a rights offering to its existing shareholders. The Class E shares are listed on the New York Stock Exchange under the symbol BLX. The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.

	Price per Class E Share (in $)
	High	Low
1999	34.13	16.19
2000	34.88	21.25
2001	37.70	25.30
2002	29.70	2.00
2003	19.95	4.01

2002:
First Quarter	29.70	15.50
Second Quarter	22.25	11.40
Third Quarter	12.50	2.00
Fourth Quarter	5.00	2.08
2003:
First Quarter	6.54	4.01
Second Quarter	9.95	5.24
Third Quarter	12.45	7.90
Fourth Quarter	19.95	12.00
2004:
First Quarter	19.23	15.20

	Price Class E Share (in $)
	High	Low
2003:
October	15.30	12.00
November	16.80	14.25
December	19.95	15.84
2004:
January	19.23	16.00
February	17.89	15.20
March	18.50	17.04

9.B Plan of Distribution

        Not required in this Annual Report.

9.C Markets

        The Bank’s Class A shares and Class B shares were sold in private placements or in the Banks 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded, represent approximately 75.1% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2003.

9.D Selling Shareholders

        Not required in this Annual Report.

9.E Dilution

      Not required in this Annual Report.

9.F Expenses of the Issue

      Not required in this Annual Report.

Item 10. Additional Information

10.A Share Capital

        Not required in this Annual Report.

10.B Memorandum and Articles of Association

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

        The Board of Directors consists of ten members, as follows: three Directors are elected by the holders of the Class A shares; two Directors are elected by the holders of the Class B shares; three Directors are elected by the holders of the Class E shares; and two Directors are elected by the holders of all of the common shares. Notwithstanding the foregoing, if due to the conversion of Class B shares, the number of outstanding shares of this class falls below certain percentages prescribed in the Articles of Incorporation, holders of Class B shares may lose the right to elect any member of the Board of Directors. At December 31, 2003, the amount of Class B shares represented 8.8% of the total of all issued and outstanding shares. Consequently, during the stockholder’s meeting held in April 2004, two of the three class E directors were elected to class E directorships to represent positions held by representatives of the Bank’s class B shares which were forfeited to the class E shareholders as a result of the class B shares falling below 10% of the Bank’s total outstanding shares of common stock

        The Directors are elected by shareholders for periods of three (3) years and they may be re-elected. The holders of the Class A, Class B and Class E shares vote separately as a class for the election of the Directors of the Bank representing such class. For the election of Directors, the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of Directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the Directors to be elected or among two or more of them, as the shareholder may decide.

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

        There are no conditions imposed by the Articles of Incorporation governing changes in capital, which are more stringent than required by Panamanian law.

10.C Material Contracts

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

10.D Exchange Controls

        There are currently no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights of foreign stockholders to hold or vote stock.

10.E Taxation

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

United States Taxes

        This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current holders that hold Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities on currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark to market tax accounting, persons subject to alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

        This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative procurements, as all in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations. Purchasers or holders of Class E shares should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the ownership and disposition of Class E shares in their particular circumstances.

        As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (iv) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (v) any holder otherwise subject to U.S. federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). In the case of a holder of Class E shares that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income, gain or loss from the Class E shares, and will take such income, gain or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

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

        Less than 25 percent of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true. If this remains the case, a holder of Class E shares that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

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

        If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (ii) the amount allocated to the current taxable year would be treated as ordinary income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year; and (iv) interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

        If the Bank is a PFIC in any year, a U.S. Holder that beneficially owns Class E shares during such year must make an annual return on Internal Revenue Service Form 8621, which describes the income received (or deemed to be received if a QEF election is in effect) from the Bank. The Bank will, if applicable, provide all information necessary for a U.S. Holder of record to make an annual return on Form 8621.

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

Information Reporting and Backup Withholding

        Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service (the “IRS”) with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (i) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

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

10.F Dividends and Paying Agents

       Not required in this Annual Report.

10.G Statement by Experts

       Not required in this Annual Report.

10.H Documents on Display

        The Bank will provide without charge to each person to whom this Annual Report is delivered, upon the written or oral request of such person, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to the attention of Carlos Yap, Senior Vice President — Finance, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8581. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

10.I Subsidiary Information

       Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

        The Bank’s risk management policies, as approved by the Board of Directors from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board of Directors constitute the Credit Policy and Risk Assessment Committee and the Assets and Liabilities Committee, which meet on a regular basis and monitor and control the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls the credit and market exposure of the Bank.

        The Bank’s primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk.

        The Bank’s liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis. The Bank manages short-term liquidity risk by investing a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits in overnight deposits with maturities of less than one week and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days. See “Information on the Company—Investment Securities.” These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are placed with reputable international banks located outside of the Region that usually carry ratings of A-1, P-1 or F-1 by two of the major rating agencies. These banks must have a correspondent relationship with BLADEX and be approved by the Board of Directors on an annual basis. The primary objectives for these investments are security and liquidity. In order to manage its liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

        At December 31, 2003 the Bank’s interest rate risk aroused from the Bank’s asset-sensitive position in the short-term, which means that the Bank’s interest-bearing assets reprice more quickly than the Bank’s interest-earning liabilities. Consequently, failure to adequately manage this interest rate risk could adversely affect the Bank’s net interest income during periods of increasing interest rates. The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis cannot exceed 100% of the Bank’s total capital. The Bank’s policy with respect to interest rate gaps also provides that it match fund interest-earning assets over 365 days.

        The Bank uses interest rate swaps on a limited basis as part of its interest rate risk management. These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments. For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see “Liquidity and Capital Resources.” and Note 19 and Note 2(o) of the Notes to Consolidated Financial Statements.

        Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk due to this cross-currency funding.

Derivative Financial Instruments

        The Bank utilizes derivative financial instruments, primarily cross currency swaps, foreign exchange forward contracts and interest rate swaps to hedge foreign currency risks arising from the Bank’s lending activity and the issuance of non-dollar short-term Euro commercial paper and Euro medium-term notes. The Bank does not engage in derivatives trading. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract in the same currency. The Bank manages and controls the risks on these buy and sell foreign currency contracts by establishing limits on amounts of such contracts and terms by clients, and by having adopted policies that do not allow it to maintain open positions. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments or vice versa. The Bank’s policy is not to engage in hedging activities or maintain derivative positions other than routine swaps to hedge existing normal currency and interest rate positions.

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

        Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. For accounting purposes, the Bank has designated these derivative instruments as fair value hedges, cash flow hedges and freestanding derivatives.

        Cross-currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. For accounting purposes, the Bank has designated these derivative instruments as fair value hedges.

        Forward foreign exchange contracts represent agreements to transact on a future date at agreed-upon terms. For accounting purposes, the Bank has not designated a hedging relationship to these derivative instruments.

        Quantitative information on derivative financial instruments outstanding at December 31, 2003 and 2002 are set forth below:

	December 31, 2003			December 31, 2002
		Fair Value			Fair Value
	Nominal Amount	Asset	Liability	Nominal Amount	Asset	Liability	Changes in Fair value
Fair Value Hedges:
Interest rate swaps	$0	$0	$0	$50,000	$0	$8,441	$8,441
Cross-currency swap	61,426	1,684	7,051	184,584	4,904	8,019	(2,252)

Cash Flow Hedges:
Interest rate swaps	60,000	0	792	131,000	0	3,119	2,327

Freestanding:
Interest rate swaps	0	0	0	10,000	1,667	142	(1,525)
Cross-currency swap	50,130	572	5,178	0	0	0	(4,606)
Foreign exchange
forward contracts	0	0	0	13,273	0	299	299

Total	$171,556	$2,256	$13,021	$388,857	$6,571	$20,020	$2,684

        Interest rate swap agreements, foreign exchange forward contracts and options are presented in the Bank’s balance sheet under the line items entitled “derivative financial instruments-assets” and “derivative financial instruments-liabilities.”

        All derivative contracts will mature during 2004. Interest rate swaps maturing on March 29, 2004, match the maturity date of the related medium-term borrowings (hedged item).

Fair Value Disclosure of Financial Instruments

        For information regarding fair value disclosure of financial instruments, see Note 21 to the Consolidated Financial Statements.

Information about Derivative Financial Instruments

        The table below lists for each of the years 2003 to 2008 the notional amounts and weighted interest rates, as of December 31, 2003, for the Bank’s investments, borrowings and placements, cross currency swaps and interest rate swaps.

	Maturities
	2004	2005	2006	2007	There- after	Total 2003	Fair Value 2003
	(in thousands)
Investments
Fixed Rate
US Dollars	4,126	12,146	4,345	56,242	933	77,792	78,131
	10.00%	12.00%	9.88%	8.80%	0.0%	9.32%
Borrowings and Placements
Fixed Rate
US Dollars	697,214	21,000				718,214	713,886
	1.53%	8.05%				1.72%
JPY	2,000,000					2,000,000	2,000,000
	4.20%					4.20%
Variable Rate
US Dollars	298,908	88,495	28,452		20,000	435,854	424,658
	1.83%	1.58%	1.86%		2.67%	1.82%

	Maturities
	2004	2005	2006	2007	There- after	Total 2003	Fair Value 2003
	(in thousands)
Cross Currency Swaps
Pay JPY variable/	11,359,800					11,359,800	(11,617,862)
Receive US Dollars variable	93,955					93,955
JPY variable rate	2.09%					2.09%
US variable rate	3.34%					3.34%
Pay US Dollars variable/	17,600					17,600	1,645,173
Receive JPY fixed	2,000,000					2,000,000
US variable rate	2.91%					2.91%
JPY fixed rate	4.20%					4.20%
Interest Rate Swaps
US Dollars
Variable to fixed	60,000					60,000	(792,537)
Average pay rate	4.37%					4.37%
Average receive rate	1.76%					1.76%

Foreign Exchange Risk Management and Sensitivity

        The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars. At December 31, 2003, the Bank’s total non-dollar financial liabilities constituted 0.9% of total liabilities and consisted exclusively of hard currencies. The Bank’s total non-dollar loans and investments constituted 2.0% of total assets and consisted mostly of Yen-denominated loans. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests. The Bank manages this risk by not holding open foreign exchange positions. The Bank uses foreign exchange forward contracts as part of its management of currency risks. Most of the Bank’s forward exchange contracts are made by the Bank as end-user to hedge foreign exchange risks arising from the issuance of non-dollar denominated short-term Euro commercial paper and medium and long-term Euro medium-term notes, and from making non-dollar denominated short and medium-term loans. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In the past, in those cases where these assets were funded in different currencies, forward foreign currency exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross-currency funding. For the time being, all assets, whether they are loans or investments and whether acquired directly or through the secondary market, must be dollar-based with interest on a floating rate basis. Interest rate swaps plus cross-currency swaps less set-offs, with maturities from January 13, 2004 to August 1, 2004, are matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of the Bank’s credit portfolio.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

        The Bank’s Board of Directors has determined that the Bank has at least one audit committee financial expert serving on its Audit Committee. The Audit Committee financial expert is Mr. Gonzalo Menéndez Duque.

Item 16B. Code of Ethics

        The Bank has adopted a code of ethics that applies to the Bank’s principal executive officer and principal financial and accounting officers. The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com). This information includes the Bank’s code of ethics.

Item 16C. Principal Accountant Fees and Services

Audit Fees

        The aggregate fees billed for each of the fiscal years ended December 31, 2002 and 2003 for professional services rendered by KPMG Peat Marwick (“KPMG”) for the audit of the Bank’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years were $171,550 and $467,217, respectively.

Audit-Related Fees

        There were no aggregate fees billed in each of the fiscal years ended December 31, 2002 and 2003 for assurance and related services by KPMG to the Bank that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “Audit Fees” above (consisting of other regulatory filing fees).

Tax Fees

        The aggregate fees billed in each of the fiscal years ended December 31, 2002 and 2003 for professional services rendered by KPMG to the Bank for tax compliance, tax advice and tax planning were $57,459 and $49,150, respectively.

All Other Fees

        The aggregate fees billed in each of the fiscal years ended December 31, 2002 and 2003 for products and services provided by KPMG to the Bank, other than the services reported in the three preceding paragraphs were $18,990 and $37,053, respectively.

Audit Committee Pre-Approval Policies

        The Audit Committee pre-approves all auditing and non-auditing services to be provided to the Bank by the Bank’s independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable

PART III

Item 17. Financial Statements

        The Bank is providing the financial statements and related information specified in Item 18.

Item 18. Financial Statements

        See Item 19.

Item 19. Financial Statements and Exhibits

(a)	List of Consolidated Financial Statements

Independent Auditors’ Report	F-1

Consolidated Balance Sheets at December 31, 2003 and 2002	F-2

Consolidated Statements of Operations for each of the Years in the
Three-Year Period Ended December 31, 2003	F-3

Consolidated Statements of Changes in Stockholders’ Equity for each
of the Years in the Three-Year Period Ended December 31, 2003	F-4

Consolidated Statements of Comprehensive Income for each of the
Years in the Three-Year Period Ended December 31, 2003	F-5

Consolidated Statements of Cash Flows for each of the Years in the
Three-Year Period Ended December 31, 2003	F-6

Notes to Consolidated Financial Statements	F-7

(b)	List of Exhibits

Exhibit 3.1 – Amended and Restated Articles of Incorporation*

Exhibit 3.2 – By-Laws*

Exhibit 4.1 – Mandate Letter*

Exhibit 11 – Certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934

Exhibit 12 – Certifications required by Rule 13a-14(b) under the Securities Exchange Act of 1934

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on February 24, 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ Jaime Rivera
Jaime Rivera

Chief Executive Officer

June 25, 2004

BANCO LATINOAMERICANO
DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003 and 2002

(With Independent Auditors’ Report Thereon)

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Table of Contents

Independent Auditors’ Report

Consolidated Balance Sheets at December 31, 2003 and 2002.

Consolidated Statements of Operations for Each of the Years in the Three – Year Period Ended December 31, 2003.

Consolidated Statements of Changes in Stockholders’ Equity for Each of the Years in the Three – Year Period Ended December 31, 2003.

Consolidated Statements of Comprehensive Income (Loss) for Each of the Years in the Three – Year Period Ended December 31, 2003.

Consolidated Statements of Cash Flows for Each of the Years in the Three – Year Period Ended December 31, 2003.

Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

As further disclosed in Note 3, at December 31, 2003 the Bank has credit exposure with Argentine debtors of approximately US$440 million, less impairment losses of investment securities and of the specific allowance for credit losses of US$200 million, resulting in a net credit exposure of US$240 million. In addition, the Bank has securities purchased under agreements to resell with an Argentine counter party totaling US$132 million, which are fully collateralized with U.S. Treasury Securities. These securities are classified as U.S. country risk, carry no reserves and are accounted for as accruing assets. While there has been improvement in Argentina’s economic and political environment, repayments problems of the Bank’s Argentine loans and securities could have a material effect on the Bank’s financial condition and results of operations. The Bank assesses continuously the risk of the Argentine portfolio, of which approximately 80% has been restructured, and periodically reviews the adequacy of the allowances for credit losses which involves an in depth analysis of each borrower. The Bank believes it has provided an appropriate level of allowance for credit losses and has taken appropriate securities impairment charges. The Bank will continue to monitor developments in Argentina closely and intends to take appropriate additional steps as more information and clarity of the Argentine government’s actions, and their resultant impact on the Bank’s credit exposure, become available.

As further disclosed in Note 2(n) and 13, the Bank changed its method of accounting for certain financial instruments with characteristics of both liabilities and equity effective July 1, 2003. Also, as discussed in Note 2(o), 19 and 22, the Bank changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

/s/ KPMG

KPMG

Panama, Republic of Panama
January 30, 2004

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

F-December 31, 2003 and 2002

Assets	Note		2003	2002

Cash and due from banks		US$	868,018	827,563
Interest-bearing deposits with banks (including pledged certificate of deposit
of US$2,200,000 and US$5,000,000 for 2003 and 2002, respectively)			253,945,857	483,436,276
Securities purchased under agreements to resell	5		132,022,050	132,022,050
Securities available for sale	6,21		48,340,618	149,158,892
Securities held to maturity (market value of US$29,790,000 in 2003 and
US$11,717,332 in 2002)	6,21		29,452,040	11,555,397
Loans	7,21		2,275,031,138	2,516,512,439
Less:
Allowance for loan losses	8		224,347,459	429,720,362
Unearned income			4,282,083	9,485,461

Loans, net			2,046,401,596	2,077,306,616

Customers’ liabilities under acceptances			29,006,054	34,840,132
Premises and equipment	9		4,118,848	5,086,889
Accrued interest receivable			10,930,756	15,411,853
Derivatives financial instruments-assets	19,21		2,256,084	6,571,056
Other assets			6,213,612	13,049,807

Total assets		US$	2,563,555,533	2,929,266,531

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing - Demand	10,21	US$	19,370,257	23,102,051
Interest-bearing - Time			683,584,579	528,870,561

Total deposits			702,954,836	551,972,612

Short-term borrowings and placements	11,21		687,214,017	647,344,489
Medium and long-term borrowings and placements	12,21		485,516,431	1,285,493,265

Acceptances outstanding			29,006,054	34,840,132
Accrued interest payable			5,431,818	11,871,885
Derivatives financial instruments-liabilities	19,21		13,021,310	20,020,375
Reserve for losses on off-balance sheet credit risk	8		33,972,581	23,369,691
Redeemable preferred stock (US$10 par value)	13		10,946,434	0
Other liabilities			11,163,367	12,955,056

Total liabilities			1,979,226,848	2,587,867,505

Redeemable preferred stocks (US$10 par value)	13		0	12,475,600

Stockholders’ equity:	14,15,16,20,27
Class “A”, common stocks, no par value, assigned value of US$6.67
(Authorized 40,000,000; outstanding 6,342,189 in 2003
and 4,911,185 in 2002)			44,407,100	34,862,304
Class “B”, common stocks, no par value, assigned value of US$6.67
(Authorized 40,000,000; outstanding 3,466,703 in 2003
and 3,746,721 in 2002)			26,901,149	28,765,769
Class “E”, common stocks, no par value, assigned value of US$6.67
(Authorized 100,000,000; outstanding 29,543,846 in 2003
and 8,685,287 in 2002)			208,669,649	69,606,733
Treasury stocks			(85,570,028)	(85,633,707)
Additional paid-in capital in excess of assigned value			133,817,342	145,490,027
Capital reserves			95,210,154	95,210,154
Accumulated other comprehensive income (loss)			9,876,226	(117,717)
Retained earnings			151,017,093	40,739,863

Total stockholders’ equity			584,328,685	328,923,426

Commitments and contingent liabilities	18,19,21

Total liabilities and stockholders’ equity		US$	2,563,555,533	2,929,266,531

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Operations

F-For Each of the Years in the Three - Year Period Ended December 31, 2003

	Note		2003	2002	2001
Interest income:
Deposits with banks		US$	4,620,632	9,716,709	14,421,899
Investment securities:
Investment available for sale			6,515,781	6,986,015	8,499,864
Investment held to maturity			1,275,553	10,379,207	25,121,630
Loans			85,944,679	138,681,758	330,337,606
Other			38,534	36,660	40,626

Total interest income			98,395,179	165,800,349	378,421,625

Interest expense:
Deposits			7,348,428	15,283,449	74,522,455
Short-term borrowings and placements			12,050,472	33,555,221	89,357,367
Medium and long-term borrowings and placements			24,643,673	52,182,769	96,853,307
Redeemable preferred stock	13		365,567	0	0

Total interest expense			44,408,140	101,021,439	260,733,129

Net interest income			53,987,039	64,778,910	117,688,496

(Reversal) provision for loan losses	8		(69,507,810)	272,586,082	77,144,445

Net interest income (loss) after (reversal) provision
for loan losses			123,494,849	(207,807,172)	40,544,051

Other income (expense):
Commission income, net			7,445,581	8,886,260	14,741,343
Provision for losses on off-balance sheet credit risk	8		(10,602,890)	(6,169,691)	0
Derivatives and hedging activities			(7,987,844)	(340,743)	7,378,770
Impairment loss on securities	6		(953,477)	(44,268,201)	(40,355,555)
Gain on early extinguishment of debt	12		788,907	1,430,000	0
Gain on sale of securities available for sale	6		22,210,998	183,586	4,798,368
Gain (loss) on foreign currency exchange			(381,814)	300,589	(20,586)
Other income			42,385	552,727	674,430

Net other income (expense)			10,561,846	(39,425,473)	(12,783,230)

Operating expenses:
Salaries and other employee expenses			11,390,409	9,873,652	10,648,118
Pre-operating costs			0	0	2,966,955
Depreciation of premises and equipment			1,511,981	1,418,251	1,194,768
Professional services			3,146,994	2,395,277	2,985,926
Maintenance and repairs			1,165,864	915,902	698,014
Other operating expenses			5,345,635	4,655,988	5,514,642

Total operating expenses			22,560,883	19,259,070	24,008,423

Income (loss) from continuing operations			111,495,812	(266,491,715)	3,752,398

Discontinued operations:
Loss from operations and disposal of business segment	26		0	(2,346,094)	(2,388,114)

Income (loss) before cumulative effect
of accounting change			111,495,812	(268,837,809)	1,364,284

Cumulative effect of accounting change	22		0	0	1,129,413

Net income (loss)		US$	111,495,812	(268,837,809)	2,493,697

Basic earnings (loss) per share:	17
Income (loss) from continuing operations		US$	3.88	(15.42)	0.14
Loss from discontinued operations			0.00	(0.14)	(0.13)
Cumulative effect of accounting change			0.00	0.00	0.06

Net income (loss) per share		US$	3.88	(15.56)	0.07

Diluted earnings (loss) per share:	17
Income (loss) from continuing operations		US$	3.88	(15.42)	0.14
Loss from discontinued operations			0.00	(0.14)	(0.13)
Cumulative effect of accounting change			0.00	0.00	0.06

Net income (loss) per share		US$	3.88	(15.56)	0.07

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

F-For Each of the Years in the Three - Year Period Ended December 31, 2003

		2003	2002	2001
Common stock:
Balance at beginning of the year	US$	133,234,806	133,217,418	132,851,168
Issuance of common stock		146,740,000	15,734	26,882
Difference in fractional shares in conversion
of common stock		3,092	1,654	931
Stock option plan		0	0	338,437

Balance at end of the year	US$	279,977,898	133,234,806	133,217,418

Treasury stock:
Balance at beginning of the year	US$	(85,633,707)	(85,633,707)	(20,840,896)
Issuance of restricted stock		63,679	0	0
Purchase of Class “A” common stock		0	0	(9,222,576)
Purchase of Class “E” common stock		0	0	(55,570,235)

Balance at end of the year	US$	(85,570,028)	(85,633,707)	(85,633,707)

Additional paid-in capital in excess of assigned value:
Balance at beginning of the year	US$	145,490,027	145,456,320	144,522,184
Issuance of common stock		220,000	35,361	103,482
Difference in fractional shares in conversion
of common stock		(3,092)	(1,654)	(784)
Stock offering costs		(11,920,907)	0	0
Issuance of restricted stock		31,314	0	0
Stock option plan		0	0	831,438

Balance at end of the year	US$	133,817,342	145,490,027	145,456,320

Capital reserves:
Balance at beginning of the year	US$	95,210,154	305,210,154	305,210,154
Transfer to retained earnings		0	(210,000,000)	0

Balance at end of the year	US$	95,210,154	95,210,154	305,210,154

Accumulated other comprehensive income (loss):
Balance at beginning of the year	US$	(117,717)	(506,280)	0
Transition adjustment for the adoption of SFAS 133		0	0	421,421
Net change in unrealized gains (losses) on securities
available for sale		7,258,933	2,967,166	(387,005)
Net change in unrealized gains (losses) on derivatives		2,735,010	(2,578,603)	(540,696)

Balance at end of the year	US$	9,876,226	(117,717)	(506,280)

Retained earnings:
Balance at beginning of the year	US$	40,739,863	100,674,373	137,462,193
Net income (loss)		111,495,812	(268,837,809)	2,493,697
Cash dividends paid on:
Redeemable preferred stock		(852,990)	(1,096,701)	(5,150,693)
Common stock		0	0	(34,010,105)
Dividends payable on redeemable preferred stock		(365,567)	0	0
Purchase of redeemable preferred stock		0	0	(120,453)
Earnings transferred from capital reserves		0	210,000,000	0
Difference on fractional shares in conversion
of common stock		(25)	0	(266)

Balance at end of the year	US$	151,017,093	40,739,863	100,674,373

Balance at beginning of the year	US$	328,923,426	598,418,278	699,204,803
Changes during the year, net		255,405,259	(269,494,852)	(100,786,525)

Balance at end of the year	US$	584,328,685	328,923,426	598,418,278

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

F-For Each of the Years in the Three - Year Period Ended December 31, 2003

		2003	2002	2001
Net income (loss) before cumulative effect
of accounting change	US$	111,495,812	(268,837,809)	1,364,284

Cumulative effect of accounting change		0	0	1,129,413

Net income (loss)		111,495,812	(268,837,809)	2,493,697

Other comprehensive income (loss):

Transition adjustment related to SFAS 133		0	0	421,421

Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the year
(including adjustments related to transfers from
securities held to maturity to available for sale)		7,258,933	(38,916,035)	(387,005)
Less: Reclassification adjustment for losses
included in net income		0	41,883,201	0

Net change in unrealized gains (losses) on securities
available for sale		7,258,933	2,967,166	(387,005)

Unrealized gains (losses) on derivatives:
Unrealized gains (losses) arising from the year		2,735,010	(2,578,603)	(540,696)

Other comprehensive income (loss)		9,993,943	388,563	(506,280)

Comprehensive income (loss)	US$	121,489,755	(268,449,246)	1,987,417

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

F-For Each of the Years in the Three - Year Period Ended December 31, 2003

		2003	2002	2001
Cash flows from operating activities:
Net income (loss)	US$	111,495,812	(268,837,809)	2,493,697
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Derivatives and hedging activities		1,274,094	340,743	(8,508,183)
Depreciation of premises and equipment		1,511,981	1,434,217	1,194,768
(Reversal) provision for loan losses		(69,507,810)	272,586,082	77,144,445
Impairment loss on securities		953,477	44,268,201	40,355,555
Provision for losses on off-balance sheet credit risk		10,602,890	6,169,691	0
Provision for fair value of guarantees		5,260	0	0
Gain on sale of securities available for sale		(22,210,998)	(183,586)	(4,798,368)
Issuance of restricted stock		94,993	0	0
Net decrease in accrued interest receivable		4,481,097	58,988,253	27,751,400
Net (increase) decrease in derivatives financial instruments		(1,223,177)	38,104,883	(33,894,605)
Net decrease (increase) in other assets		2,756,416	(1,273,916)	23,355,482
Net decrease in accrued interest payable		(6,074,500)	(28,021,652)	(20,573,556)
Net (decrease) increase in other liabilities		(1,796,950)	(6,793,106)	1,359,691

Net cash provided by operating activities		32,362,585	116,782,001	105,880,326

Cash flows from investing activities:
Decrease (increase) in pledged certificates of deposit		2,800,000	1,000,000	(2,500,000)
Net decrease in loans		102,804,456	2,188,689,639	162,141,993
Net acquisition of premises and equipment		(543,940)	(1,043,325)	(2,171,091)
Proceeds from the redemption of securities available for sale		56,815,259	4,300,000	10,000,000
Proceeds from the redemption of securities held to maturity		11,555,397	143,337,714	211,154,079
Proceeds from the sale of securities available for sale		40,675,803	63,722,089	46,798,368
Acquisition of securities available for sale		0	(51,128,723)	(14,162,498)
Acquisition of securities held to maturity		0	0	(222,452,112)

Net cash provided by investing activities		214,106,975	2,348,877,394	188,808,739

Cash flows from financing activities:
Net increase (decrease) in due to depositors		150,982,224	(1,019,386,627)	(172,482,507)
Net (decrease) increase in short-term borrowings
and placements with original maturity of less than 90 days		(25,574,014)	(249,198,695)	243,434,696
Proceeds from short-term borrowings and placements
with original maturity greater than 90 days		870,583,548	398,145,749	2,115,902,432
Repayments of short-term borrowings and placements
with original maturity greater than 90 days		(805,140,006)	(1,324,926,193)	(2,045,893,707)
Proceeds from medium and long-term borrowings and
placements with original maturity greater than 90 days		100,098,511	225,386,872	433,828,316
Repayments of medium and long-term borrowings and
placements with original maturity greater than 90 days		(900,075,345)	(727,054,926)	(229,146,483)
Dividends paid		(852,990)	(1,096,701)	(39,160,798)
Proceeds from issuance of common stock		146,960,000	51,095	1,300,386
Stock offering costs		(7,841,128)	(4,079,779)	0
Redemption of redeemable preferred stock		(2,260,299)	(2,756,360)	(699,139)
Repurchase of common stock		(25)	0	(64,792,811)

Net cash (used in) provided by financing activities		(473,119,524)	(2,704,915,565)	242,290,385

Net (decrease) increase in cash and cash equivalents		(226,649,964)	(239,256,170)	536,979,450
Cash and cash equivalents at beginning of the year		611,285,889	850,542,059	313,562,609

Cash and cash equivalents at end of the year	US$	384,635,925	611,285,889	850,542,059

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	US$	50,482,640	127,166,695	280,256,305

Non-cash investing and financing activities:
Loan restructured as investment	US$	933,374	3,023,100	31,000,000

Investment restructured as loan	US$	3,325,000	5,500,000	0

Transfer from securities held to maturity to available for sale	US$	0	173,974,293	80,750,000

Transfer from securities available for sale to held to maturity	US$	29,821,038	0	0

Transfer from capital reserves to retained earnings	US$	0	210,000,000	0

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

F-December 31, 2003 and 2002

(1)	Organization

Banco Latinoamericano de Exportaciones, S. A. (BLADEX Panama and, together with its subsidiaries “BLADEX” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. BLADEX Panama was incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977 and continues to exist there under. BLADEX Panama began business operations on January 2, 1979.

BLADEX Panama’s subsidiaries are Banco Latinoamericano de Exportaciones Limited, (“BLADEX Cayman”), BLADEX Representacao Ltda. and BLADEX Holdings Inc. BLADEX Cayman, which is a wholly owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987 and continues to exist there under. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist there under, was established to act as the Bank’s representative office in Brazil. BLADEX Representacao Ltda. is 99.999% owned by BLADEX Panama and 0.001% owned by BLADEX Cayman. BLADEX Holdings Inc., which is a wholly owned subsidiary, was incorporated under the laws of the State of Delaware on May 30, 2000 and continues to exist there under. BLADEX Holdings Inc.‘s wholly owned subsidiary, BLADEX Financial Services, LLC, incorporated under the laws of the State of New York on October 20, 2000 was closed on June 30, 2002 together with its wholly owned subsidiary, BLADEX Securities, LLC, incorporated under the laws of the State of New York on October 20, 2000. BLADEX Financial Services, LLC and its wholly owned subsidiary BLADEX Securities, LLC, had no operations subsequent to June 30, 2002.

The Bank established an agency in the State of New York (the “New York Agency”), which began business on March 27, 1989. The New York Agency, which continues to exist in the State of New York, is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans. Since September 30, 2002 the New York Agency is located at 708 Third Avenue, 16th Floor, New York, NY 10017. The Bank also has representative offices in Buenos Aires, Argentina and in Mexico City, Mexico.

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

The consolidated financial statements include the accounts of BLADEX Panama, its New York Agency and its subsidiaries, BLADEX Cayman, BLADEX Holdings Inc. in the United States of America and BLADEX Representacao Ltda., in Brazil. All significant inter-company balances and transactions have been eliminated for consolidation purposes.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowances for credit losses and impairment losses on securities and off-balance sheet credit losses.

(c)	Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents consist of due from banks, interest-bearing deposits with banks, repurchase and resale agreements with original maturities of three months or less, except certificates of deposit and banker’s acceptances pledged.

(d)	Repurchase and Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Bank’s policy is to take possession of securities purchased under agreements to resell and to relinquish possession of the securities sold under agreements to repurchase. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure.

(e)	Investment Securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as negotiable commercial paper, banker’s acceptances, bonds and floating rate notes, and equity securities.

1)	Securities Available for Sale

Securities classified as available for sale are carried at fair value, based on quoted market prices, and interest earned is recognized as income. Changes in fair values are recorded as a component of other comprehensive income (loss) in shareholders’ equity until realized.

Realized gains and losses on sales of securities are computed on a specific identified cost basis, and are reported within other income (expense) in the consolidated statements of operation.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2)	Securities Held to Maturity

Securities classified as held to maturity are securities that the Bank has the positive intent and ability to hold to maturity. These securities are carried at amortized cost.

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

(f)	Investment Fund

Investment fund is reported at cost and is included in other assets.

(g)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, reduced by the allowance for loan losses. Unearned income is generally accreted to interest income using the effective yield method. Interest on loans is recognized to income on accrual basis.

Loans are identified as impaired and placed on non-accrual status (cash basis) when any payment of principal or interest is over 90 days due, or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful. Any interest receivable that was accrued during the current period is reversed and any interest accrued in prior periods is charged-off against earnings. Interest on non-accrual loans is only recorded as earned when collected. Non-accrual loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable contractual loan terms for a sustained period of time not less than six months, which is the minimum required by the Superintendence of Banks of Panama, and if in management’s opinion the loan is fully collectible. When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, these credit losses are deducted from the allowance for loan losses. Factors considered by management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payment when due, and the economy in the borrowing country. Impairment is measured on a loan-by-loan basis, by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable active market price, or the fair value of the collateral if the loan is collateral dependent.

A loan is classified as a troubled debt restructuring if a significant concession is granted to the borrower due to the deterioration in the borrower’s financial condition.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank derecognizes all assets sold; and recognizes in earnings any gain or loss on the sale.

(h)	Allowance for Credit Losses

The allowance for credit losses is provided for risk on losses, derived from the credit extension process, inherent in various on and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by charges to earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance for credit losses is based on the evaluation of risks in the credit portfolio, and additionally, the Bank’s management takes into consideration the growth, nature and composition of the credit portfolio, including concentration, prior credit loan losses experience, and the conditions and general tendencies of the economy in each borrower’s country. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as recovery to the allowance, and are subsequently accounted for as securities available for sale.

The Bank’s management estimates of losses on impaired loans considers all available evidence including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan, the fair value of the collateral, and other factors.

The Bank’s management estimates probable credit losses on the balance of its credit portfolio using a provision matrix model, which classifies and aggregates risk into three categories: country risk, borrower risk and transaction type risk. To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies. For borrower risk, the Bank uses the probability of default matrix of a well-known rating agency. The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise. This model is a tool to estimate and validate the levels of required reserves, but does not take into account all variables affecting asset quality. Therefore, on a quarterly basis, the Bank also reviews the adequacy of reserves taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, and then adjust the level of required reserves accordingly.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The allowance attributable to off-balance sheet credit risk, such as letters of credit and guarantees, is reported as liabilities.

(i)	Fair Value of Guarantees Including Indirect Indebtedness of Others

In November 2002, the FASB issued FASB Interpretation No.45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements of Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations undertaken by the guarantor. Additional disclosures also are prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for these guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for the Bank for year ending December 31, 2002.

(j)	Commission Income

Loan origination fees, net of direct loan origination costs are deferred and the net amount is recognized over the contract life of the loans as an adjustment to the yield. During periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest, these fees, net of direct loan origination costs are not recognized.

Fees received in connection with a modification of terms of troubled debt restructuring are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred.

Fees earned on commercial and stand-by letters of credit, guarantees and commitments are amortized until expired.

(k)	Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, except land, which is carried at cost. Depreciation is charged to operations using the straight-line method, and is provided over the estimated original useful life of the related assets. The estimated original useful life is 40 years for building and 3 to 5 years for furniture and equipment.

(l)	Capital Reserves

According to Panamanian banking regulations, capital reserves are established by the Bank as a carve-out of retained earnings and are as such a form of retained earnings. Reductions of these capital reserves require the approval of the Bank’s Board of Directors, and of Panamanian banking authorities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Cash and Stock Based Compensation Plan

In accordance with SFAS 148 “Accounting for Stock-Based Compensation” Transition and Disclosure, an amendment of SFAS 123, as of the date of the financial statements, the Bank has continued applying the intrinsic value based method to account for stock-based employee compensation plans prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the purchase price at grant date is equal to the market price, no compensation cost is recognized.

Had the Bank applied SFAS 123 in accounting for the Bank’s Stock Option Plans, net income and net income per share would have been the pro forma amounts indicated below:

		December 31,

(In US$ thousands, except per share data)		2003	2002	2001

Net income (loss), as reported	US$	111,496	(268,838)	2,494
Adjust: Total stock-based employee compensation expense determined under fair value based method for all grants.	US$	87	28	(185)

Pro forma net income (loss)	US$	111,583	(268,810)	2,309

Earnings (loss) per share:
Basic-as reported	US$	3.88	(15.56)	0.07
Basic-pro forma	US$	3.88	(15.56)	0.06

Diluted-as reported	US$	3.88	(15.56)	0.07
Diluted-pro forma	US$	3.88	(15.56)	0.06

(n)	Redeemable Preferred Stock

As of July 1, 2003, the Bank adopted the Statement of Financial Accounting Standard No.150 (SFAS 150) “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, because that financial instrument embodies an obligation of the issuer.

SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 brought about the reclassification of redeemable preferred stock as liabilities in the consolidated balance sheets. As of July 1, 2003, the dividend payable to redeemable preferred stock was charged to interest expense. SFAS 150 does not require restatement of previous years.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Derivative Financial Instruments

The Bank makes use of derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps, as part of its management of foreign exchange and interest rate risks.

Foreign exchange forward contracts are commitments to purchase non-US dollar currencies at a specified price on an agreed-upon future date, and are used mainly to hedge non-US dollar interest paying liabilities.

Interest rate swaps are contracts that represent an exchange of interest payment streams based on an agreed-upon notional principal amount, with one stream based on a specified floating rate or fixed rate. The underlying principal balances are not affected. Net settlement amounts are reported as adjustments to interest.

Effective on January 1, 2001, the Bank adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by SFAS 137 and SFAS 138. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS 133, entities are required to carry all derivatives in the balance sheets at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge. That is, the derivative is designated by the Bank as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge); or (2) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (“cash flow” hedge); or (3) as a trading position.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are included in other income (expense) and recorded as derivative and hedging activities. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss) to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes or those that do not qualify as hedges (freestanding) are included in other income (expense) and recorded as derivative and hedging activities. Ineffectiveness relating to fair value and cash flow hedges, if any, is recorded within interest expense. The impact of hedge ineffectiveness on the Bank’s consolidated statement of operations was not material for all periods presented.

At the inception of each hedge, the Bank documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the consolidated balance sheets, or to specific firm commitments or forecasted transactions.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Hedge discontinuation

On an on-going basis the Bank formally assesses whether the derivatives used in hedging transactions will continue to be “highly effective” in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not “highly effective” as a hedge, or that it has ceased to be a “highly effective hedge”, the Bank discontinues hedge accounting prospectively.

The Bank discontinues hedge accounting prospectively when (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative will continue to be carried on the consolidated balance sheets at its fair value, with changes in fair value reported in current period earnings. The hedged item will no longer be adjusted for changes in fair value. If the hedged item was a firm commitment or a forecasted transaction that is not expected to occur, any amounts recorded on the consolidated balance sheets related to the hedged item, including any amounts recorded in accumulated other comprehensive income (loss) are reversed to current period earnings. In all other situations, the accumulated fair value adjustment recorded on the consolidated balance sheets for the hedged asset or liability (including amounts recorded in other comprehensive income (loss)) will be accreted/amortized to earnings over the remaining term of the hedged asset or liability.

(p)	Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are remeasured into U.S. dollar equivalents using period-end spot foreign exchange rates. The effects of remeasuring assets and liabilities into the U.S. dollar as the functional currency are included in other income (expense) and recorded as gains (loss) on foreign currency exchange.

(q)	Pre-operating Expenses

Costs of start-up activities and organization costs, related to new business initiatives, have been expensed as incurred, in accordance with SOP 98-5, “Reporting on the Costs of Start-Up Activities.”

(r)	Income Taxes

BLADEX Panama and BLADEX Cayman are exempt from the payment of income taxes. BLADEX Representacao Ltda., in Brazil, is subject to income taxes. The New York Agency and BLADEX subsidiaries incorporated in the United States of America are subject to United States of America federal and local taxation based on the portion of income that is effectively connected with its operations in that country. Such amounts have been immaterial to date.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Discontinued Operations

On January 1, 2002, the Bank adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Among other matters, SFAS 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of “discontinued operations”, but does not allow for the accrual of future operating losses, as was previously permitted. The Bank’s management has determined that the closure of BLADEX Financial Services, LLC and its wholly owned subsidiary BLADEX Securities, LLC in 2002 qualifies for discontinued operations presentation and, accordingly, a loss from the operations and closure of this business segment is presented as discontinued operations in the consolidated statements of operations for the years ended December 31, 2002 and 2001.

(t)	Earnings Per Share

Earnings per share ratio (“EPS”) is computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the year.

Diluted EPS measures performance incorporating the effect that potential common shares, such as stock options outstanding during the same period, would have on EPS. The computation is similar to the computation of EPS, except that the denominator is increased to include the number of additional common shares using the treasury stock method that would have been outstanding if the diluted potential common shares had been issued.

(u)	Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

(3)	Exposure in Argentina

As of December 31, 2003 and 2002, the Bank’s exposure in Argentina was the following:

		December 31, 2003

(In US$ million)		Loans	Investment Securities	Contingencies and Acceptances	Total	Reverse Repurchase Agreements

Nominal value	US$	398	10	32	440	132
Specific allowance for credit losses		(175)	n/a	(20)	(195)	0
Impairment losses		n/a	(5)	n/a	(5)	0
Collateral (U.S. Treasury Strips)		0	0	0	0	(132)

Net exposure	US$	223	5	12	240	0

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		December 31, 2002

(In US$ million)		Loans	Investment Securities	Contingencies and Acceptances	Total	Reverse Repurchase Agreements

Nominal value	US$	694	107	46	847	132
Specific allowance for credit losses		(365)	n/a	(15)	(380)	0
Impairment losses		n/a	(73)	n/a	(73)	0
Collateral (U.S. Treasury Strips)		0	0	0	0	(132)

Net exposure	US$	329	34	31	394	0

At December 31, 2003, the Bank’s net exposure in Argentina of US$240 million represented 41% of the total equity capital of the Bank, compared to 120% at December 31, 2002.

At December 31, 2003, the Bank’s gross Argentine portfolio of US$440 million, represented a reduction of US$407 million, or 48%, compared to December 31, 2002. This reduction was mainly due to the sale of Argentine credit portfolio with a face value of US$308 million. In all cases, the sale proceeds from the loans and investments exceeded their carrying value, net of previously established loan loss allowances and impairment losses. Therefore, the credit portfolio sales generated reversals of the allowance for loan losses and gain on sales of securities available for sale. The following table shows detailed information on the sale of the Argentine credit portfolio:

(In US$ million)		Loans	Investment Securities	Total

Principal (nominal value)	US$	214.5	93.5	308.0
Specific credit allowances		(171.4)	n/a	(171.4)
Impairment losses		n/a	(75.0)	(75.0)

Net carrying value (A)	US$	43.1	18.5	61.6

Proceeds from sales (B)	US$	105.7	40.7	146.4

Gain on sale (B-A)	US$	62.6	22.2	84.8

All of the Bank’s exposure in Argentina is denominated in U.S. dollars. The Argentine portfolio distribution by type of industry as of December 31, 2003 is as follows: Corporations (35%) and financial institutions (65% of which, 50% represent state owned banks and 15% represent controlled subsidiaries of major U.S. and European banks).

Additionally, as of December 31, 2003, the Bank had reverse repurchase agreements with Argentine counter parties totaling US$132 million, which are fully collateralized with U.S. Treasury securities, an amount unchanged from December 31, 2002. These instruments are classified as U.S. country risk, carry no reserves and are accounted for as accruing assets.

In accordance with the Bank’s policy, all interest income on Argentine credits are recorded on a cash basis. Although significant amounts of interest have been received on a consistent

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

basis from most of the Bank’s clients in the country, the ultimate collection of principal on these loans is evaluated separately. During 2003, the Bank collected interest from Argentine borrowers of approximately US$24 million. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the 2003 was 86%.

At December 31, 2003, 80% of the Argentine portfolio had been restructured, while the restructuring of 4% of the portfolio was under negotiation, 8% has not been restructured and was not paying interest and 8% was performing under original terms.

On January 2004, the Bank had collected loans classified as “performing under original terms” for US$7.2, million, and had restructured a loan classified as “under negotiation” for US$2.5 million. These collection and debt restructuring represent 19% and 14%, respectively, of the total outstanding categories mentioned above at December 31, 2003.

(4)	Exposure in Brazil

As of December 31, 2003 and 2002, the Bank’s exposure in Brazil was as follows:

		December 31, 2003

(In US$ million)		Loans	Investment Securities	Contingencies	Total

Nominal value	US$	1,011	15	95	1,121
Allowance for credit losses		(33)	n/a	(2)	(35)
Fair value adjustments		n/a	1	n/a	1

Net exposure	US$	978	16	93	1,087

		December 31, 2002

(In US$ million)		Loans	Investment Securities	Contingencies	Total

Nominal value	US$	930	39	148	1,117
Allowance for credit losses		(46)	n/a	(4)	(50)
Fair value adjustments		n/a	(1)	n/a	(1)

Net exposure	US$	884	38	144	1,066

At December 31, 2003, the Bank’s Brazilian credit portfolio is composed by financial institutions (78%) and non-financial entities (22%).

At December 31, 2003 the Bank’s Brazilian portfolio had one impaired and restructured loan on a non-accruing basis for US$47 million to a Brazilian corporation, for which the Bank had established a specific allowance for possible loan losses of US$16 million. On December 29, 2003, this Brazilian corporation reached an agreement with its private creditors to reschedule approximately US$787 million of outstanding debt over the next five years, which is expected to resolve all outstanding defaults and accelerations with creditors. In addition, the parent company of this Brazilian corporation has agreed on the terms of the restructuring of its outstanding loans owed to a Brazilian state-owned bank.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Securities Purchased under Agreements to Resell

The Bank enters into purchases of securities under agreements to resell the same or substantially identical securities. These agreements are considered secured loans. At December 31, 2003 and 2002, securities purchased under agreements to resell had a carrying value of US$132,022,050. These reverse repurchase agreements are all with an Argentine counter party, and they are fully collateralized with U.S. Treasury securities, consequently, the Bank classifies these instruments as U.S. country risk. At December 31, 2003, the maturity of these agreements did not exceed 90 days, and they were all current with regard to principal and interest.

(6)	Investment Securities

a)	Securities Available for Sale

These securities consist of mostly debt instruments that the Bank buys with the intention of selling them prior to maturity, and are subject to the same approval criteria as the rest of the credit portfolio.

The amortized cost, estimated fair value, and related unrealized gross gain (loss) of securities available for sale, are as follows:

		December 31, 2003

		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds:
Corporate	US$	1,001,585	18,492	0	1,020,077
Government		37,910,614	4,131,074	0	42,041,688
Impaired bonds - Argentine issuers		2,859,895	2,418,958	0	5,278,853

	US$	41,772,094	6,568,524	0	48,340,618

		December 31, 2002

		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value
Bonds:
Corporate	US$	21,486,861	80,680	0	21,567,541
Government		91,535,997	4,644,711	3,224,792	92,955,916
Impaired bonds - Argentine issuers		24,693,005	9,942,430	0	34,635,435

	US$	137,715,863	14,667,821	3,224,792	149,158,892

During 2003, investments with a fair value of US$933,374 were received in lieu of payment of an impaired Argentine loan. In addition, the terms of an impaired Argentine security with a fair value of US$4,269,479 were modified as a result of a restructuring agreement. At December 31, 2003 and 2002, all Argentine securities were classified as available for sale. During 2003 and 2002, an impaired securities with a net value of US$3,325,000 and US$5,500,000, respectively, were restructured and converted into loans.

At December 31, 2003 and 2002, securities with a carrying value of US$48,340,618 and US$129,835,647, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the realized components of investment securities transactions attributable to securities available for sale:

		December 31,

		2003		2002
		Gains	(Losses)	Gains	(Losses)

Bonds	US$	22,210,998	0	183,586	0

The amortized cost and fair values of securities available for sale at December 31, 2003, by contractual maturity are shown in the following table:

		Amortized Cost	Fair Value

Due within 1 year	US$	4,004,942	4,125,502
After 1 but within 5 years		36,833,778	43,281,742
After 5 years		933,374	933,374

	US$	41,772,094	48,340,618

Pursuant to rules issued by the Superintendence of Banks of Panama that became effective on May 31, 2002, certain securities held to maturity were transferred to available for sale. At the date of the transfer, the investments had an amortized cost of US$173,974,293 and a fair value of US$131,269,757. The related unrealized loss of US$42,704,536 was recorded in other comprehensive income (loss) account. On June 30, 2002, the Bank’s management determined that the decline in fair value of Argentine investment securities classified at that time as available for sale, was other than temporary. Consequently, an impairment loss on securities of US$41,883,201 was recorded. During 2003, the decline in fair value of these investments considered other than temporary was US$953,477.

b)	Securities Held to Maturity

The Bank’s treasury investment policy is to acquire securities with maturities up to three years, as long as they have a short-term rating of “A1/P1” or long-term rating of “A” or better, issued by at least two of the following agencies: Standard & Poor’s, Moody’s Investors, or Fitch IBCA, and as long as they are negotiable in the secondary markets. Securities rated one level or more below investment grade ratings are classified as available for sale. For purposes other than treasury activities, the Bank has classified as held to maturity, securities that do not adhere to the Bank’s treasury investment policy, such as bonds and floating rate notes, which were bought as part of its credit portfolio, and are subject to the same credit approval criteria and policy as the rest of the credit portfolio. As of December 31, 2003 and 2002, the outstanding balances of securities held to maturity belonging to credit portfolio were US$29,452,040 and US$11,555,397, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost, estimated market value, and related estimated unrealized gross gain (loss) of securities held to maturity are as follows:

		December 31, 2003

		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value

Bonds-Government	US$	29,452,040	337,960	0	29,790,000

		December 31, 2002

		Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Estimated Fair Value

Bonds-Corporate	US$	11,555,397	345,152	183,217	11,717,332

During August 2003, the Bank transferred Mexican government securities available for sale for US$29,821,038, to held to maturity. At the date of the transfer, the estimated unrealized gains on these securities were US$4,107,753, which are being amortized until its maturity in January 2007. As of December 31, 2003, the balance of the estimated unrealized gross gain, net of amortization, was US$3,691,991.

As of December 31, 2003, the maturity of all of these securities is over one year.

(7)	Loans

The remaining loan maturities are summarized as follows:

		December 31,
		2003	2002
Current:
Up to 1 month	US$	240,111,995	221,417,013
From 1 month to 3 months		463,387,032	382,946,482
From 3 months to 6 months		629,434,403	615,121,422
From 6 months to 1 year		435,279,440	242,130,661
Over 1 year		61,942,139	360,941,399
Impaired - Argentina		39,653,128	535,207,263

		1,869,808,137	2,357,764,240
Restructured and impaired:
Argentine borrowers		336,411,853	41,711,000
Brazilian borrower		46,986,148	0

		383,398,001	41,711,000
Past due:
Impaired Argentine borrowers		21,825,000	117,037,094
Brazilian borrower		0	105

		21,825,000	117,037,199

	US$	2,275,031,138	2,516,512,439

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fixed and floating interest rates distribution of the loan portfolio is as follows:

		December 31,

		2003	2002

Fixed interest rates	US$	1,270,879,762	1,195,983,087
Floating interest rates		1,004,151,376	1,320,529,352

	US$	2,275,031,138	2,516,512,439

The following table provides a breakdown of loans by country risk:

		December 31,

Country		2003	2002

Argentina	US$	397,889,981	693,955,356
Bolivia		0	12,885,386
Brazil		1,011,165,805	930,239,821
Chile		131,010,000	47,836,000
Colombia		96,479,616	80,264,476
Costa Rica		58,927,685	41,566,464
Dominican Republic		24,169,884	155,950,402
Ecuador		21,644,929	45,673,812
El Salvador		25,646,616	1,890,212
Guatemala		33,831,065	28,846,962
Jamaica		13,551,989	11,182,506
Mexico		183,051,940	142,415,891
Nicaragua		8,609,442	6,548,228
Panama		43,600,000	18,700,000
Paraguay		0	1,675,000
Peru		64,664,849	63,355,814
Trinidad and Tobago		99,874,837	84,238,609
Venezuela		60,912,500	149,287,500

	US$	2,275,031,138	2,516,512,439

In the normal course of business, at December 31, 2003 and 2002, the Bank has transactions with 39% and 35% of its Class “A” and “B” stockholders, respectively, (See Note 14). All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. At December 31, 2003 and 2002, approximately 51% and 26% of the outstanding loan portfolio are placed with the Bank Class “A” and “B” stockholders and their related parties, respectively.

As of December 31, 2003 and 2002, substantially all of the Bank’s Argentine loan portfolio of US$397,889,981 and US$691,471,518, respectively, was classified as impaired. These impaired Argentine loans were accounted using the cash basis method.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of information on past due loans and interest amounts on non-accruing loans:

		December 31,

		2003	2002	2001

Loans on non-accrual basis	US$	444,876,129	691,471,518	77,060,927
Past due loans on accrual basis (less
than 90 days past due)		0	105	338,553

Total past due and non-accruing
loans	US$	444,876,129	691,471,623	77,399,480

Interest which would had been recorded
if the loans had not been on a
non-accrual basis	US$	28,888,663	26,835,677	845,844
Interest income collected on
non-accruing loans		24,086,389	16,572,439	261,795

Foregone interest revenue	US$	4,802,274	10,263,238	584,049

The following is a summary of information pertaining to impaired loans:

		December 31,

		2003	2002	2001

Impaired loans with specific allowance for credit losses	US$	444,876,129	691,471,518	77,060,927

Specific allowance for impaired loans (under SFAS 114)	US$	191,293,077	365,345,703	17,714,918

Average balance of impaired loans during the year	US$	572,811,928	422,412,361	12,821,669

Interest income collected on impaired loans	US$	24,086,389	16,572,439	261,795

(8)	Allowance for Credit Losses

The allowance for credit losses is available to absorb future estimated probable credit losses existing in the credit portfolio at the date of the consolidated balance sheets. The Bank classifies the allowance for credit losses into two components:

a)	Allowance for Loan Losses:

		December 31,

		2003	2002	2001

Balance at beginning of the year	US$	429,720,362	177,483,648	110,387,682
Provision (reversal) charged to income		(69,507,810)	272,586,082	77,144,445
Loan recoveries		1,971,400	291,616	285,914
Loans written off against the allowance for loan losses		(137,836,493)	(20,640,984)	(10,334,393)

Balance at end of the year	US$	224,347,459	429,720,362	177,483,648

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Loans deemed uncollectible are written off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance for loan losses.

b)	Reserve for Losses on Off-Balance Sheet Credit Risk:

		December 31,

		2003	2002	2001

Balance at beginning of the year	US$	23,369,691	17,200,000	17,200,000
Provision		10,602,890	6,169,691	0

Balance at end of the year	US$	33,972,581	23,369,691	17,200,000

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items, such as: Confirmed letters of credit, stand-by letters of credit and credit commitments. (See Note 18).

The increase in the allowance for losses on off-balance sheet credit risk during 2003 was mainly related to outstanding transactions with Argentine borrowers for US$20,455,206.

(9)	Premises and Equipment

The table below provides information on premises and equipment:

		December 31

		2003	2002

Land	US$	462,176	462,176
Building and improvements		4,092,982	4,086,968
Furniture and equipment		8,017,960	8,617,368

		12,573,118	13,166,512
Less accumulated depreciation		8,454,270	8,079,623

	US$	4,118,848	5,086,889

(10)	Deposits

The maturity profile of the Bank’s deposits is as follows:

		December 31

		2003	2002

Demand	US$	19,370,257	23,102,051
Up to 1 month		497,740,333	463,404,023
From 1 month to 3 months		161,379,961	49,645,110
From 3 months to 6 months		10,000,000	0
From 6 months to 1 year		5,000,000	1,000,000
Over 1 year		9,464,285	14,821,428

	US$	702,954,836	551,972,612

Time deposits of US$100,000 or more:
Aggregate amount of deposits	US$	683,486,038	528,870,561

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deposits in offices outside of Panama:
Aggregate amount of deposits	US$	285,304,305	262,349,849

Interest expense	US$	3,641,999	6,079,229

(11)	Short-term Borrowings and Placements

The breakdown of short-term borrowings and placements due to banks and other investors is as follows:

		December 31

		2003	2002
Borrowings:
At fixed interest rates:
Advances from banks	US$	448,800,000	361,136,539
Discounted acceptances		14,600,000	65,700,000
Securities sold under repurchase agreements		223,814,017	220,507,950

Total short-term borrowings outstanding at the
end of the year	US$	687,214,017	647,344,489

Average outstanding during the year	US$	602,496,299	1,218,036,260

Maximum outstanding at any month-end	US$	704,240,216	1,762,156,670

	December 31

	2003	2002
At fixed interest rates:
Weighted average interest rate at the end of the year	1.50%	2.20%
Weighted average interest rate during the year	1.93%	2.72%

At floating interest rates:
Weighted average interest rate at the end of the year	n/a	n/a
Weighted average interest rate during the year	n/a	0.29%

The Bank’s activities to secure funds include a US$750 million program for issuance of Euro-Commercial Paper and Euro-Certificates of Deposit. This program may be used by the Bank or its subsidiary in the Cayman Islands to issue commercial paper or certificates of deposit with maturities between 7 and 365 days, bearing interest or at discount, for a minimum of US$10,000 and in various currencies. The securities are generally sold in bearer form through one or more authorized financial institutions. With respect to issuance of certificates of deposit, these may only be issued by the Bank’s subsidiary in the Cayman Islands.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Medium and Long-term Borrowings and Placements

The breakdown of medium and long-term borrowings and placements (original maturity of more than one year) is as follows:

		December 31

		2003	2002
Borrowings:
At floating interest rates:
Syndicated and other medium-term borrowings from
international banks, with due dates from July 2004
until September 2008	US$	223,855,286	910,053,539
Securities sold under repurchase agreements		0	31,686,541

Total floating interest rate borrowings		223,855,286	941,740,080

At fixed interest rates:
Syndicated and other medium-term borrowings from
international banks, with due dates from January 2004
until December 2005		143,786,772	0
Securities sold under repurchase agreements		0	4,614,213

Total fixed interest rates borrowings		143,786,772	4,614,213

Total borrowings		367,642,058	946,354,293

Placements:
At floating interest rates:
Euro medium-term notes with due dates from May 2004
until May 2006		79,000,000	236,284,802
At fixed interest rates:
Euro medium-term notes with due dates from February
2004 until September 2005		38,874,373	102,854,170

Total placements		117,874,373	339,138,972

Total medium and long-term borrowings and placements outstanding	US$	485,516,431	1,285,493,265

Average outstanding during the year	US$	867,598,550	1,547,080,898

Maximum outstanding at any month end	US$	1,251,316,393	1,780,266,566

	December 31

	2003	2002
At fixed interest rates:
Weighted average interest rate at the end of the year	6.24%	6.46%
Weighted average interest rate during the year	6.27%	6.50%

At floating interest rates:
Weighted average interest rate at the end of the year	1.84%	2.30%
Weighted average interest rate during the year	2.01%	2.70%

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The future maturities of medium and long-term borrowings and placements are as follows:

		December 31

		2003	2002

2003	US$	0	838,018,394
2004		259,074,374	305,085,836
2005		159,086,652	123,389,035
2006		47,355,405	19,000,000
2007 and later		20,000,000	0

	US$	485,516,431	1,285,493,265

The Bank’s funding activities include a Euro-Medium-Term Note program (“EMTN Program”), which, in June of 1999, was increased to a maximum of US$2,250 million. The program may be used to issue notes with maturities from 90 days up to a maximum of 30 years, at fixed, floating interest rates, or at discount, and in various currencies. The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

One of the Bank’s borrowing agreement has covenants related to the following ratios: Risk weighted capital adequacy ratio, open credit exposure ratio, maturity gap ratio, single country exposure ratio, single group exposure ratio. As of December 31, 2003 the Bank was in compliance with these covenants.

Early Extinguishment of Debt

During the second quarter of 2003, the Bank repurchased in the market at discount, notes issued under its EMTN program, with a face value of US$14,098,000. The Bank’s total disbursements were US$13,309,093, which resulted in a realized gain of US$788,907. The original maturity dates of these notes were September 20, 2005.

Also, during the third quarter of 2002, the Bank repurchased in the market at discount, notes issued under its EMTN program with a face value of US$11,000,000. The Bank’s total disbursements were US$9,570,000, resulting in a realized gain of US$1,430,000. The original maturity dates of these notes were September 25, 2003 and May 2, 2003.

(13)	Redeemable Preferred Stock

The Bank’s authorized redeemable preferred stock consist of 5,000,000 shares of US$10 par value per share, totaling US$50,000,000. The minimum 8% cumulative participating preferred stock issue was authorized on April 30, 1986. At December 31, 2003 and 2002, the issued and outstanding shares were 913,918 and 1,218,557, respectively. At December 31, 2003 and 2002, 107,612 and 29,003 preferred stock, respectively, were redeemed but not delivered by stockholders. Normally, the preferred stock is non-voting, except if the minimum dividends were not paid, and certain other conditions were not complied with, in which case, the preferred stockholders have the right to elect a Director, and to receive a minimum preferred dividend of 8%, which payment would be subject to the approval of the Bank’s Board of Directors and, in case of a liquidation would receive first preference of US$10 per

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

share, plus accrued and unpaid dividends. The preferred stock is required to be redeemed at their par value by means of a sinking fund designed to retire 20% of the aggregate par value of the preferred stock outstanding as of March 15, 2002, and on May 15 of each of the subsequent years up to 2006. Accordingly, on May 15, 2003, the Bank redeemed 304,639 outstanding stock, which represented the 20% of the total redeemable preferred stock. The redeemed preferred stock was chosen by lot on March 31, 2003 at the Bank’s headquarters in Panama.

As of July 1, 2003, the Bank adopted SFAS 150, consequently redeemable preferred stock was reclassified as a liability and the accrual of interest payable was charged to interest expense. As of December 31, 2003, the interest payable to redeemable preferred stock was US$731,134.

(14)	Common Stock

The Bank’s common stock is divided into three categories:

1)	Class “A” shares may only be issued to Latin American Central Banks or banks in which the state or other government agencies is the majority shareholder.

2)	Class “B” shares may only be issued to banks or financial institutions.

3)	Class “E” shares may be issued to any person whether a natural person or a legal entity.

The holders of the Class “B” shares have the right to convert or exchange their Class “B” shares, at any time and without restriction, for Class “E” shares, at a rate of one new Class “B” share for one Class “E” share, without a discount. Class “E” shares issued in exchange for existing Class “B” shares which have not been outstanding for at least two years (including newly issued Class “B” shares) will not (unless they are registered by the Bank under the U.S. Securities Act of 1933, as amended) be freely tradable in the New York Stock Exchange until the end of a two-year holding period, which will include the holding period of the Class “B” shares for which the Class “E” shares are exchanged.

On November 18, 2002, the Bank’s shareholders approved an amendment of the first paragraph Article 4 of the Articles of Incorporation of the Bank which increased its authorized common capital from 70,000,000 to 180,000,000 shares for the purpose of allowing the Bank to raise needed additional equity capital through a rights offering to the Bank’s common stockholders. (See Note 15).

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On June 27, 2003, the Bank offered non-transferable rights, entitling the holders of common stock to subscribe up to an aggregate of 22,000,000 shares of the Bank’s common stock. Following the capitalization and the subscription of the 22 million shares offered, BLADEX’s shareholding composition was: 16.1% Class “A”, 10.4% Class “B” and 73.5% Class “E”, and the total number of common stock outstanding was 39.3 million shares. The following table provides detailed information on the share activity per class for each of the years in the two-year period ended December 31, 2003:

	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000

Outstanding at December 31, 2001	4,911,185	4,247,213	8,182,440	17,340,838
Conversions	0	(502,850)	502,847	(3)
Issuance of new stock	0	2,358	0	2,358

Outstanding at December 31, 2002	4,911,185	3,746,721	8,685,287	17,343,193
Conversions	0	(933,015)	933,013	(2)
Issuance of new stock	1,431,004	652,997	19,915,999	22,000,000
Issuance of restricted stock	0	0	9,547	9,547

Outstanding at December 31, 2003	6,342,189	3,466,703	29,543,846	39,352,738

Under the stock repurchased program approved by the Bank’s Board of Directors on December 6, 2000, the Bank repurchased common stock in the open market at the prevailing market price at the date of the purchase. The following table presents information regarding shares repurchased not retired by the Bank and, accordingly, were classified as treasury stock:

	Class “A”		Class “B”		Class “E”

	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding at December 31, 2000	48,297	1,485,144	568,010	15,655,232	117,300	3,700,521
Repurchased during 2001	269,843	9,222,575	0	0	1,633,205	55,570,235

Outstanding at December 31, 2001 and 2002	318,140	10,707,719	568,010	15,655,232	1,750,505	59,270,756
Issuance of restricted stock	0	0	0	0	(9,547)	(63,679)

Outstanding at December 31, 2003	318,140	10,707,719	568,010	15,655,232	1,740,958	59,207,077

(15)	Capital Issuance

Background information related to capital issuance

The credit loss provision and securities impairment charges taken in the second quarter of 2002 resulted in diminished capital ratios. In order to bring these back to historical levels, so as to support BLADEX’s growth plans, and strengthen its ability to withstand market volatility, the Bank’s Board of Directors decided to raise additional Tier 1 capital (common stock equity) for at least US$100 million. The Bank’s Board of Directors believed that the Bank had to raise a minimum of US$100 million of Tier 1 capital in order to retain its investment grade, and thus, continue to secure the funding necessary to fulfill its role of providing trade financing to borrowers in Latin America.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In order to provide assurance that the Bank would be able to raise the required equity capital, a group of existing Class “A” and Class “B” stockholders, and several multilateral organizations, including the IFC (together, the “Core Support Group”), supported the Bank in the form of more than US$100 million in commitments to purchase any shortfall of shares which were offered to existing shareholders in the rights offering, but which were not subscribed by the end of the subscription period.

Under the Bank’s Articles of Incorporation, the Class “A” and Class “B” stockholders have preemptive rights with respect to the sale of additional Class “A” and Class “B” shares, respectively. The Class “E” shareholders do not have preemptive rights, but the Bank’s Board of Directors included the Class “E” shareholders in the rights offering in order to ensure that they were treated fairly. In order to address a potential stockholder ownership dilution, the Bank’s Board of Directors raised the needed capital initially through a rights offering to the Bank’s common stockholders, pursuant to which each stockholder was given the opportunity to subscribe, on a pro rata basis for a portion of the shares being offered. Only following the completion of the rights offering, would the Bank sell shares to entities that were not stockholders. BLADEX chose to offer 22 million shares in order to provide a cushion so that if BLADEX share price declined substantially, it would be still able to raise its target of US$100 million.

As of June 27, 2003, the Bank completed the capitalization process through a stock rights offering raising US$147 million at US$6.68 per share. Following an over-subscription of the issue that resulted in subscriptions for a total of 23.2 million common shares, the entire 22 million issue of new shares was subscribed by shareholders of record at June 2, 2003. The subscription had an important and positive connotation on credit risk ratings of the Bank. On July 2, 2003, Standard and Poor’s raised its BBB- investment grade rating outlook from a negative to stable and, on July 21, 2003, Moody’s confirmed the stable outlook of its Baa3 investment grade rating and upgraded the Financial Strength Rating of the Bank. On August 5, 2003, Fitch upgraded the Bank’s long-term rating from BB+ back to an investment grade rating of BBB- with a stable outlook.

Capital issuance related costs

On June 28, 2002, the Bank hired BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. (together the “Financial Advisors”) to provide financial advice with respect to the capital raising plans and ratings-related issues. At December 31, 2003, the accumulated direct costs related to the advisory services provided by the Financial Advisors as well as legal and other financial advisors were US$11,920,907, which was recorded as a deduction from additional paid-in capital.

At December 31, 2002, the accumulated costs related to the capital raising exercise were US$4,079,779. Since the rights offering was not yet completed on that date, the capitalization costs and related expenses were classified as other assets. At December 31, 2002, the Bank had a US$1,650,000 commitment to the Financial Advisors for their services in connection with the capitalization process, which was paid during 2003.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Cash and Stock Based Compensation Plans

The Bank adopted a number of equity compensation plans under which it administers restricted stock and stock options plans to attract, retain and motivate directors, officers and employees, and to compensate them for their contributions to the growth and profits of the Bank.

a)	Restricted Stock — Directors

During 2003, the Bank’s Board of Directors approved a restricted stock award program for non-employee Directors of the Bank. Restricted stock delivered under this award program may be sourced from treasury stock, or authorized un-issued shares. In accordance with this program, on a yearly basis, the Bank’s Board of Directors may grant Class “E” shares for each Director worth US$10,000, except in the case of the Chairman of the Board, who is granted an amount of US$15,000, all based on BLADEX’s closing price in the New York Stock Exchange at the last trading date preceding the grant. The restricted stock will have a cliff vesting after five years. Under this plan 9,547 Class “E” common shares were issued and compensation costs charged against income in 2003 was US$94,993.

b)	Stock Option Plan 2003 – Directors

On July 19, 2003, the Bank’s Board of Directors approved a stock option plan for Directors, which allows them have the option to purchase Class “E” shares for an equivalent amount of US$10,000, and for the Chairman of the Board, an equivalent amount of US$15,000.

The new stock option plan has the following features:

a.	The plan consists of indexed options based on a customized Latin America general market index (Optimized Equity Index – Merval, Ibovespa, IndMex, IPSA, IGBVL, IGBC, IBC).

b.	The exercise price will be adjusted based on the change in a relevant market index.

c.	The option term will be seven years, and there is a cliff vesting in four years.

d.	Grants will be calculated based on the Black-Scholes derived expected value of the award.

No options have yet been granted under the new plan.

c)	Stock Option Plans – Directors

During 2000, the Bank’s Board of Directors approved a stock option plan for non-employee directors of the Bank. The exercise price of each option must equal 100% of the fair market value of the stock covered by such option at the date the option is granted. The options granted become 100% exercisable one year after the date granted and expire on the fifth year after the date granted.

On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan; consequently, no additional options will be granted.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

d)	Stock Option Plans - Employees

For the 1995 Stock Option Plan, options were granted form time-to-time at a purchase price equal to the average fair market value of the common stock covered by each option on the date that the option was granted. One third of the options may be exercised on each successive year after the grant date and expire on the tenth year after the grant date. For the 1999 Stock Option Plan, the terms of the plan are the same as the 1995 Plan with the exception that one third of the options become exercisable two years after grant and become exercisable in full after the fourth year with expiration on the tenth anniversary after the grant day.

On July 19, 2003, the Bank’s Board of Directors approved to discontinue the 1995 and 1999 Stock Option Plans for employees and no additional options will be granted under these plans.

A summary of the status of the options granted to the directors and employees is presented below:

	December 31,

	2003			2002			2001
	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price
Outstanding at beginning of the year	247,642	US$	37.23	291,596	US$	36.65	313,406	US$	35.47
Granted	0		0	0		0	72,584	US$	32.88
Exercised	0		0	0		0	(50,740)	US$	23.06
Forfeited	(19,017)	US$	41.66	(43,954)	US$	33.39	(43,654)	US$	37.70

Outstanding at end of the year	228,625	US$	36.86	247,642	US$	37.23	291,596	US$	36.65

Options exercisable at end of the year	191,210	US$	38.00	176,891	US$	40.21	157,721	US$	44.16

Weighted average fairvalue of
options granted during the year			n/a			n/a		US$	12.42

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2003	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (In years)	Number Exercisable at Dec. 31, 2003	Wtd. Avg. Exercise Price

US$20.00 - $30.00	57,482	US$23.12	5.77	50,504	US$23.11
US$30.01 - $40.00	48,473	32.88	7.08	18,036	32.88
US$40.01 - $50.00	84,670	42.04	2.89	84,670	42.04
Greater than US$50.00	38,000	51.19	3.08	38,000	51.19

Total	228,625	US$36.86	4.51	191,210	US$37.99

In addition, on July 19, 2003, the Bank’s Board of Directors approved a new stock option plan for employees (indexed options) with the same features as the Stock Option Plan 2003 – Directors described above. No options have yet been granted under this new plan.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001:

		Stock Option Plans
		Directors	Employees
Weighted average fair value option	US$	7.09	12.62
Weighted average expected life		2.35	5.05
Expected volatility		30%	35%
Risk-free interest rate		3.45%	4.15%
Expected annual dividends per share		n/a	n/a
Expected annual forfeitures		n/a	n/a

e)	Contribution Plans

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officers’ annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2003, 2002 and 2001, the Bank charged to salaries expense US$139,934, US$118,900, and US$50,764, respectively. As of December 31, 2003 and 2002, the accumulated liability payable under this contribution plan amounted to US$571,755 and US$431,821, respectively.

Deferred Equity Unit Plan (the “DEU Plan”):

The DEU Plan allowed eligible employees to invest up to 25% of their annual profit sharing in Class “E” shares (the “Participation Shares”). The employee receives a grant of one DEU for every two participating shares. Every DEU represented the right to receive a Class “E” share. On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan and consequently, no additional options will be granted under this plan.

During 2003, 2002 and 2001, the Bank provisioned the market value of the related Class “E” shares of US$1,863, US$(3,011) and US$3,591, respectively, corresponding to 122 deferred equity units exercisable in February 2006.

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

On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan. No additional options will be granted under this plan.

The following presents a detail of changes in the deferred equity units under the DC Plan, as of December 31, 2003, 2002 and 2001:

	December 31,

	2003	2002	2001
Outstanding at the beginning of the year	9,114	4,308	0
Granted	20,140	6,248	4,359
Forfeited	(281)	(1,442)	(51)
Exercised	(83)	0	0

Outstanding at end of the year	28,890	9,114	4,308

The expenses provisioned for 2003, 2002 and 2001, under this plan, were US$58,573, US$49,122 and US$175,798, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Earnings (loss) Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings (loss) per share computations for the dates indicated:

		December 31,

		2003	2002	2001
Income (loss) from continuing operations before
cumulative effect of accounting changes	US$	111,495,812	(266,491,715)	3,752,398
Discontinued operations		0	(2,346,094)	(2,388,114)

Cumulative effect of accounting change		0	0	1,129,413

		111,495,812	(268,837,809)	2,493,697
Less:
Preferred stock dividends		365,567	1,011,910	1,235,481

Income (loss) available to common stockholders for
both, basic and diluted EPS	US$	111,130,245	(269,849,719)	1,258,216

Weighted average common shares outstanding
applicable to basic EPS		28,674,725	17,342,689	18,101,751

Basic earnings (loss) per share:
Income (loss) from continuing operations before
cumulative effect of accounting change	US$	3.88	(15.42)	0.14
Discontinued operations		0	(0.14)	(0.13)
Cumulative effect of accounting change		0	0	0.06

Net income (loss) per share	US$	3.88	(15.56)	0.07

Weighted average common shares outstanding
applicable to diluted EPS		28,674,725	17,342,689	18,101,751
Effect of dilutive securities -
Stock option plans		0	0	60,454

Adjusted weighted average common shares
outstanding applicable to diluted EPS		28,674,725	17,342,689	18,162,205

Diluted earnings (loss) per share:
Income (loss) from continuing operations before
cumulative effect of accounting change	US$	3.88	(15.42)	0.14
Discontinued operations		0	(0.14)	(0.13)
Cumulative effect of accounting changes		0	0	0.06

Net income (loss) per share	US$	3.88	(15.56)	0.07

At December 31, 2003 and 2002, weighted average options for 145,537 and 149,325, respectively, were excluded from the computation of diluted EPS because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheets. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk, at the dates indicated, were as follows:

		December 31,

		2003	2002

Confirmed letters of credit	US$	76,333,440	48,743,756
Stand-by letters of credit and guarantees:
Country risk		79,343,348	90,122,176
Commercial risk		121,541,123	249,021,614
Credit commitments:
At fixed interest rates		23,518,019	30,000,000
At floating interest rates		32,122,756	42,722,757

	US$	332,858,686	460,610,303

As of December 31, 2003, the maturity profile of the outstanding financial instruments with off-balance sheet credit risk is as follows:

Within 1 year	US$	262,055,788
From 1 to 2 years		28,846,154
From 3 to 4 years		41,956,744

	US$	332,858,686

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2003 and 2002 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

		December 31,

Country		2003	2002

Argentina	US$	5,000,000	23,000,000
Bolivia		55,743	238,664
Brazil		126,466,105	215,215,323
Chile		1,333,647	532,695
Colombia		40,000	65,000
Costa Rica		15,883,240	736,350
Dominican Republic		12,126,168	66,524,359
Ecuador		65,532,104	31,970,477
El Salvador		5,101,978	6,921,761
Guatemala		2,000,000	200,000
Jamaica		11,250,000	11,070,954
Mexico		33,738,019	42,499,400
Nicaragua		5,798,000	5,750,000
Panama		162,123	397,822
Peru		41,371,559	51,062,045
Other		7,000,000	4,425,453

	US$	332,858,686	460,610,303

Letters of Credit and Guarantees

The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will.

The Bank provides stand-by letters of credit and guarantees (including country risk coverage), which are issued on behalf of institutional customers in connection with financing between the customers and third parties. The Bank applies the same credit policies used in its lending process, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with such stand-by letters of credit and guarantees are included in the evaluation of overall credit risk.

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

Other commitments

During November 2003, the Bank made a commitment to invest US$5,000,000 in an investment fund, registered in NAFTA, whose main objective is to invest in the Mexican export industry and its supply chain. As of December 31, 2003, the total disbursement related with this investment fund was US$328,135, recorded as other assets.

Unused commitments available to the Bank

During 2003 the Bank signed borrowing agreements with financial institutions for US$125,000,000 and US$40,000,000. The purpose of these commitments is exclusively to finance trade in Latin America and the Caribbean, with maturities up to 18 and 24 months, respectively. Commitment fees of 0.50% will be charge on the unused available credit of these commitments, plus an availability fee of 0.25% for the US$125,000,000 commitment.

As of December 31, 2003, the Bank had draw down US$20,000,000 from the $40,000,000 commitment (See Note 12). On January 8, 2004, the Bank made a second draw down for the remaining available commitment of US$20,000,000. Borrowings under this agreement are at interest rates ranging from 1.35% to 3.35% above LIBOR.

(19)	Derivative Financial Instruments

Effective January 1, 2001, the Bank adopted SFAS 133 related to the accounting of financial instruments that are considered to be derivatives, which requires that these financial instruments be booked on the consolidated balance sheets at their fair value. For control purposes, these financial instruments are recorded at their nominal amount (“notional amount”) on the memorandum accounts.

In the normal course of business, the Bank utilizes interest rate and foreign exchange derivatives primarily for hedging purposes in its consolidated balance sheets management activities. All of the interest rate swaps and foreign exchange forward contracts entered during 2003 and 2002 were made by the Bank to hedge interest rate and foreign exchange risks arising from the Bank’s lending activity and the issuance of non-US dollar denominated short-term Euro Commercial Paper and Euro Medium-Term Notes. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs. All positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counter party credit limits by client, and policies that do not allow for open positions.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Types of Derivative and Foreign Exchange Instruments

Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (“OTC”). These contracts are executed between two counter parties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

For purposes of asset/liability activities, the Bank uses the following instruments:

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

Forward foreign exchange contract represents an agreement to purchase or sell foreign currency on a future date at agreed-upon terms. The Bank has not designated a hedging relationship to these derivative instruments.

The following table provides quantitative information on derivative financial instruments outstanding at December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002
		Fair Value			Fair Value
(In US Dollar)	Nominal Amount	Asset	Liability	Nominal Amount	Asset	Liability	Changes in Fair value(1)
Fair Value Hedges:
Interest rate swaps	0	0	0	50,000,000	0	8,441,446	8,441,446
Cross-currency swap	61,425,806	1,684,209	7,051,049	184,583,998	4,904,418	8,019,373	(2,251,885)

Cash Flow Hedges:
Interest rate swaps	60,000,000	0	792,537	131,000,000	0	3,119,299	2,326,762 (2)

Freestanding:
Interest rate swaps	0	0	0	10,000,000	1,666,638	141,487	(1,525,151)
Cross-currency swap	50,129,509	571,875	5,177,724	0	0	0	(4,605,849)
Foreign exchange
forward contracts	0	0	0	13,273,132	0	298,770	298,770

Total	171,555,315	2,256,084	13,021,310	388,857,130	6,571,056	20,020,375	2,684,093

(1)	Changes in fair value of derivatives used as fair value hedges (net of changes in fair value of hedged instruments) and freestanding are recognized in the statement of operations as derivatives and hedging activities. Changes in fair value related to cash flow hedges are recognized as a component of other comprehensive income (loss).
(2)	Include US$408,248 recorded as interest expense.

All derivative contracts will mature in 2004. Interest rate swaps maturing on March 29, 2004, match the maturity date of the related medium-term borrowings (hedged item).

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Accumulated Other Comprehensive Income (Loss)

As of December 31, 2003 and 2002, the breakdown of accumulated other comprehensive income (loss) was as follows:

		SFAS 115	SFAS133	TOTAL

Balance as of December 31, 2001	US$	34,416	(540,696)	(506,280)
Unrealized gain (loss) arising from the year		2,967,166	(2,578,603)	388,563

Balance as of December 31, 2002		3,001,582	(3,119,299)	(117,717)
Unrealized gain arising from the year		7,258,933	2,735,010	9,993,943

Balance as of December 31, 2003	US$	10,260,515	(384,289)	9,876,226

(21)	Fair Value Disclosure of Financial Instruments

The following disclosures represent the Bank’s best estimate of the fair value of on-and-off-balance financial instruments. The following assumptions were used by management in estimating the fair values of each type of financial instruments:

(a)	Financial instruments with carrying value equal to fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits with banks, securities purchased under agreements to resell, accrued interest receivable, customers’ liabilities under acceptances and certain financial liabilities including, interest, taxes and other liabilities and acceptances outstanding, as a result of their short-term nature, is considered to be equal to fair value.

(b)	Investment securities

The fair value of investment securities has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments.

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

Credit risk has been factored into the present value analysis of cash flows associated with each loan type, by allocating allowances for loan losses. The allocated portion of the allowance, adjusted by a present value factor based upon the timing of expected losses, has been deducted from the gross cash flows prior to calculating the present value. The fair value of the non-performing loans has been determined net of related allowance for loan losses.

(d)	Deposits

The fair value of demand deposits is equal to the amount payable on demand at the reporting date. For time deposits, fair value has been estimated based upon interest

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

rates currently being offered on deposits with similar characteristics and maturities.

(e)	Short-term borrowings and placements

The fair value of short-term borrowings and placements is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

(f)	Medium and long-term borrowings and placements

The fair value of medium and long-term borrowings and placements is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

(g)	Derivative financial instruments

The fair value of derivatives financial instruments and options is based upon quoted market prices.

(h)	Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon liquidation. The following table provides information on the carrying value and fair value of the Bank’s financial instruments:

	December 31,
	2003		2002
(In US Dollar)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value
equal to fair value	427,100,870	427,100,870	666,537,874	666,537,874
Securities available for sale	48,340,618	48,340,618	149,158,892	149,158,892
Securities held to maturity	29,452,040	29,790,000	11,555,397	11,717,332
Loans, net of allowance	2,046,401,596	2,056,285,583	2,077,306,616	2,025,087,468
Derivatives financial
instruments - assets	2,256,084	2,256,084	6,571,056	6,571,056

Financial liabilities:
Instruments with carrying value
equal to fair value	64,754,563	64,754,563	69,814,068	69,814,068
Time deposits	683,584,579	682,631,908	528,870,561	530,334,007
Short-term borrowings and
placements	687,214,017	683,680,689	647,344,489	651,142,058
Medium and long-term borrowings
and placements	485,516,431	473,258,567	1,285,493,265	1,321,589,490
Derivatives financial
instruments - liabilities	13,021,310	13,021,310	20,020,375	20,020,375
Commitments to extend credit,
stand-by letters of credits
and guarantees	332,858,686	1,604,595	460,610,303	4,474,133

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Impact of SFAS 133 on the Bank’s Financial Statements

SFAS 133, as amended, which deals with the accounting for derivatives, was adopted on January 1, 2001. The adoption of SFAS 133 affected the “cumulative effect of accounting change” account which, impacted the consolidated statement of operations, as follows:

		Options	Interest Rate Swaps	Total
Cumulative effect of accounting change:
Transition adjustment (one time adjustment
made on January 1, 2001)	US$	1,358,760	(229,347)	1,129,413

Also, the adoption of SFAS 133 affected the “other comprehensive income (loss)” account in the consolidated balance sheets. (See Note 20)

(23)	Business Segment Information

The Bank’s businesses are grouped into three segments for management reporting and analysis purposes: Short-term loans, medium-term loans and contingencies (letters of credit, guarantees and other fee generating businesses). These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined on Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The segment results show the financial performance of the major lines of business. These results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable line of business on a systematic basis.

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

Medium-term loans (original term of over one to five years, and exceptionally more than five years) were mainly granted to selected commercial banks in the Region, to support the medium-term financing needs of the Bank’s clients.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contingencies constitute mainly guarantees and stand-by or commercial letters of credit covering commercial and country risk. This business segment is the primary component of fee income generation. Additional components of other income are commissions earned on loan origination. The following table presents certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In US$ million)

2003	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected
securities (3)
Short-term	1,763	37.9	17.1	55.0	(14.1)	40.9
Medium-term	720	16.1	7.0	23.1	(5.7)	17.4

Loan portfolio	2,483	54.0	24.1	78.1	(19.8)	58.3
Acceptances and
contingencies (4)	369	0	6.1	6.1	(2.8)	3.3

Credit portfolio (5)	2,852	54.0	30.2	84.2	(22.6)	61.6

2002	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected
securities (3)
Short-term	2,101	32.5	1.4	33.9	(9.2)	24.7
Medium-term	1,701	32.3	1.2	33.5	(7.5)	26.0

Loan portfolio	3,802	64.8	2.6	67.4	(16.7)	50.7
Acceptances and
contingencies (4)	665	0	8.8	8.8	(2.6)	6.1

Credit portfolio (5)	4,467	64.8	11.4	76.2	(19.3)	56.8

2001	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected
securities (3)
Short-term	3,013	61.9	3.0	64.9	(11.1)	53.8
Medium-term	2,530	55.8	2.6	58.4	(9.3)	49.10

Loan portfolio	5,543	117.7	5.6	123.3	(20.4)	102.9
Acceptances and
contingencies (4)	1,178	0	14.6	14.6	(3.6)	11.0

Credit portfolio (5)	6,721	117.7	20.2	137.9	(24.0)	113.9

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	To reconcile the net operating income reported on the preceding table with the net income reported on the consolidated statement of operations for the years ended December 31, 2003, 2002 and 2001, the following items should be included: (a) reversal (provisions) for credit losses for $58.9 million, US$(278.8) million and US$(77.1) million, for the years ended December 31, 2003, 2002 and 2001, respectively; (b) impairment loss on securities of US$(1.0) million, US$(44.3) million and US$(40.3) million for the years ended December 31, 2003, 2002 and 2001, respectively; (c) cumulative effect of accounting change (SFAS 133) for US$1.1 million for the year ended December 31, 2001; (d) derivatives and hedging activities from market valuation for US$(8.0) million, US$(0.3) million and US$7.4 million for the years ended December 31, 2003, 2002 and 2001, respectively; and (e) loss on operations and disposal of segment for US$(2.3) million for the years ended December 31, 2002 and 2001.
(3)	Includes carrying amount of loans, fair value of selected investment securities and securities purchased under agreements to resell.
(4)	Includes customers’ liabilities under acceptances and letters of credit and guarantees covering commercial and country risk. Excludes credit commitments in the average amount of US$98.2 million, US$104.5 million and US$92.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.
(5)	Includes loan portfolio plus acceptances and contingencies.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(24)	Leasehold Commitments

At December 31, 2003, a summary of leasehold commitments is as follows:

Expiration Year		Future Rental Commitments

2004	US$	485,205
2005		450,925
2006		165,080
2007		169,207
2008		84,626

	US$	1,355,043

Occupancy expense for the years ended December 31, 2003, 2002 and 2001, amounted to US$293,289, US$408,993 and US$681,412, respectively.

(25)	Litigation

BLADEX is not engaged in any litigation that is material to the Bank’s business, and to the best knowledge of the Bank’s management, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(26)	Discontinued Operations

At June 30, 2002, the Bank’s Board of Directors approved the closing of its structured transactions finance unit (BLADEX Financial Services, LLC and BLADEX Securities, LLC) in New York, as part of its restructuring program. As of December 31, 2002 and 2001, the loss from operations and disposal of segment, totaled US$2,346,094 (including US$1,531,789 of loss from disposal) and US$2,388,114, respectively.

(27)	Capital Reserves

Effective on June 30, 2002, the Bank transferred US$210,000,000 from the Capital Reserves account to the Retained Earnings account. This reclassification was approved by the Bank’s Board of Directors, and was previously authorized by the Superintendence of Banks in Panama.

(28)	Bank of America Partnership

On July 2003, BLADEX and Bank of America Corporation completed a strategic alliance that offers Bank of America’s U.S. Dollar clearing services to BLADEX clients in the Latin America and Caribbean region. This alliance offers an opportunity to combine BLADEX’s reliable trade finance capabilities with Bank of America’s widely recognized product excellence in clearing services.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(29)	Summary of Unaudited Quarterly Financial Information

		2003
(In US$ thousand, except per share data)		Fourth	Third	Second	First

Interest income	US$	21,522	22,769	26,265	27,840
Interest expense		(8,253)	(9,339)	(12,748)	(14,069)

Net interest income		13,269	13,430	13,517	13,771
Reversal of provision for loan losses		14,661	10,093	37,429	7,325

Net interest income after reversal of loan losses		27,930	23,523	50,946	21,096
Commission income, net		1,400	1,782	1,835	2,429
Provision for loan losses on off-balance sheet credit risk		(5,127)	(5,043)	7,209	(7,642)
Derivatives and hedging activities		(199)	(6,667)	(320)	(802)
Impairment loss on securities		0	(75)	(875)	(3)
Gain on early extinguishment of debt		0	0	789	0
Gain on sale of securities available for sale		0	8,860	13,351	0
Gain (loss) on foreign currency exchange		3	176	(534)	(27)
Other income		38	2	93	(91)
Operating expenses		(7,812)	(4,755)	(5,409)	(4,585)

Net income	US$	16,233	17,803	67,085	10,375

Net income available to common stockholders	US$	16,233	17,803	66,865	10,127

Earnings per share (after dividends on preferred stock)	US$	0.41	0.45	3.65	0.58

Diluted earnings per share	US$	0.41	0.45	3.65	0.58

Average number of common shares outstanding (thousand)		39,343	39,343	18,310	17,343

		2002
(In US$ thousand, except per share data)		Fourth	Third	Second	First

Interest income	US$	32,710	37,667	38,321	57,103
Interest expense		(17,544)	(22,118)	(27,284)	(34,076)

Net interest income		15,166	15,549	11,037	23,027
Provision for loan losses		(688)	0	(251,898)	(20,000)

Net interest income (loss) after provision for loan losses		14,478	15,549	(240,861)	3,027
Commission income, net		2,083	1,614	2,397	2,792
Provision for loan losses on off-balance sheet credit risk		1,881	0	(8,051)	0
Derivatives and hedging activities		(367)	4,639	(4,296)	(317)
Impairment loss on securities		(8)	(2,252)	(42,008)	0
Gain on early extinguishment of debt		0	1,430	0	0
Gain on sale of securities available for sale		64	0	22	98
Gain (loss) on foreign currency exchange		330	(41)	(39)	51
Other income		430	7	15	101
Operating expenses		(3,778)	(5,099)	(5,712)	(4,670)

Income (loss) from continuing operations		15,113	15,847	(298,533)	1,082
Discontinued operations:
Loss from operations and disposal of business segment		(103)	(24)	(1,612)	(607)

Net income (loss)	US$	15,010	15,823	(300,145)	475

Net income (loss) available to common stockholders	US$	14,755	15,566	(300,444)	170

Earnings (loss) per share (after dividends on preferred stock)	US$	0.85	0.90	(17.32)	0.01

Diluted earnings (loss) per share	US$	0.85	0.90	(17.32)	0.01

Average number of common shares outstanding (thousand)		17,343	17,343	17,343	17,342

EXHIBIT INDEX

Exhibit

Exhibit 11	Certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934

Exhibit 12	Certifications required by Rule 13a-14(b) under the Securities Exchange Act of 1934