Form 20-F
period 2004-12-31
LATIN AMERICAN EXPORT BANK
filed 2005-06-23
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

6,342,189	Shares of Class A Common Stock
3,271,269	Shares of Class B Common Stock
29,283,621	Shares of Class E Common Stock
38,897,079	Total Shares of Common Stock

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

          In this Annual Report on Form 20-F (this “Annual Report”), all references to the “Bank” or “Bladex” are to Banco Latinoamericano de Exportaciones, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama (“Panama”) on November 30, 1977, and its subsidiaries.

          Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Carlos Yap, Senior Vice President - Finance, Bladex, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Yap at 011-507-210-8581.  Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com.  Information is also available on the Bank’s website at: www.blx.com.

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

          This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding:

•	the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans;
•	the possibility of pre-payments;
•	the anticipated growth of the Bank’s trade finance portfolio;
•	the continuation of the Bank’s preferred creditor status;
•	the effects of increased interest rates on the Bank’s financial condition;
•	the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income in future periods;
•	the pending applications in the United States to open a representative office in Miami, Florida;
•	the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio;
•	the necessity of making additional provisions for credit losses;
•	the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage;
•	the Bank’s ability to maintain its investment-grade credit ratings;
•	the availability and mix of future sources of funding for the Bank’s lending operations; and
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

          In addition, the statements included under the headings “Strategy for 2005” and “Trends” are forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the section titled “Risk Factors.”  All forward-looking statements in this Annual Report are made as of the date hereof, based on information available to the Bank as of the date hereof, and the Bank assumes no obligation to update any forward-looking statement.

Terms Relating to the Bank’s Credit Portfolio

          As used in this Annual Report, the following terms relating to the Bank’s credit portfolio have the meanings set forth below, unless otherwise indicated:

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

          “Contingencies” consist of financial instruments with off-balance sheet credit risk, including letters of credit, reimbursement undertakings, guarantees and credit commitments, and customers’ liabilities under acceptances.

          References to “provision for credit losses” are to additions to the allowance for credit losses in a particular period that are charged to income. References to “allowance for credit losses” are to the aggregate allowance for credit losses shown as of a particular date as a balance sheet item.

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

Item 2.          Offer Statistics and Expected Timetable

                      Not required in this Annual Report.

Item 3.          Key Information

3.A    Selected Financial Data

          The following table presents consolidated selected financial data for the Bank.  The financial data presented below are at and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and audited by KPMG.  The consolidated financial statements of the Bank at December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of KPMG.  The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,

	2000	2001	2002	2003	2004

	(in $ thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income[1]	$111,644	$117,688	$64,779	$53,987	$42,025
(Reversal) Provision for loan losses[2]	8,000	77,144	272,586	(69,508)	(111,400)

Net interest income (loss) after provision for loan losses	103,644	40,544	(207,807)	123,495	153,425

Other income (expense):
Commission income, net[1]	24,690	14,741	8,886	7,446	5,928
Reversal (Provision) for losses on off-balance sheet credit risk	(11,200)	0	(6,170)	(10,603)	871
Derivatives and hedging activities	0	7,379	(341)	(7,988)	48
Impairment loss on securities[3]	0	(40,356)	(44,268)	(953)	0
Gain on early extinguishment of debt	0	0	1,430	789	6
Gain on sale of securities available for sale	0	4,798	184	22,211	2,922
Gain (loss) on foreign currency exchange	80	(21)	301	(382)	(194)
Other income	1,086	674	553	42	77

Net other income (expense)	14,657	(12,783)	(39,425)	10,562	9,658

Total operating expenses	(21,245)	(24,008)	(19,259)	(22,561)	(21,352)
Income (loss) from continuing operations	97,056	3,752	(266,492)	111,496	141,730
Discontinued operations:
Loss from operations and disposal of segment	0	(2,388)	(2,346)	0	0

Income (loss) before cumulative effect of accounting change	97,056	1,364	(268,838)	111,496	141,730
Cumulative effect of accounting change	0	1,129	0	0	0

Net income (loss)	97,056	2,494	(268,838)	111,496	141,730
Net income (loss) available for common stockholders	95,770	1,258	(269,850)	111,130	141,730
Balance Sheet Data:
Securities purchased under agreements to resell	$0	$291,871	$132,022	$132,022	$0
Investment securities	391,959	356,098	160,714	77,793	192,856
Impaired loans	14,724	77,061	691,472	444,876	255,552
Loans (including impaired loans)	4,927,465	4,733,710	2,516,512	2,275,031	2,441,686
Allowance for loan losses	110,388	177,484	429,720	224,347	106,352
Total assets	5,660,682	5,922,267	2,929,267	2,563,556	2,736,107
Total deposits	1,743,842	1,571,359	551,973	702,955	864,160
Short-term borrowings and placements	1,509,880	1,823,324	647,344	687,214	704,718
Medium and long-term borrowings and placements	1,582,479	1,787,161	1,285,493	485,516	403,621
Total liabilities	4,945,666	5,308,617	2,587,868	1,979,227	2,079,977
Total stockholders’ equity	699,205	598,418	328,923	584,329	656,130
Average number of shares outstanding	19,783	18,102	17,343	28,675	39,232

	At and for the Year Ended December 31,

	2000	2001	2002	2003	2004

	(in $ thousands, except per share amounts and ratios)
Per Common Share Data:
Net income (loss), after preferred stock dividend and before cumulative effect of accounting change	4.83	0.00	(15.56)	3.88	3.61
Diluted earnings per share before cumulative effect of accounting change	4.81	0.00	(15.56)	3.88	3.60
Net income (loss), after preferred stock dividend and after cumulative effect of accounting change	4.83	0.07	(15.56)	3.88	3.61
Diluted earnings per share after cumulative effect of accounting change	4.81	0.07	(15.56)	3.88	3.60
Net income (loss) from continuing operations	4.83	0.14	(15.42)	3.88	3.61
Book value (period end)	36.36	34.44	18.91	14.84	16.87
Cash dividends per share	2.50	1.88	0.00	0.00	1.50
Selected Financial Ratios:
Performance Ratios:
Return on average assets before cumulative effect of accounting change	1.92%	0.02%	(6.47)%	4.24%	5.82%
Return on average assets after cumulative effect of accounting change	1.92%	0.04%	(6.47)%	4.24%	5.82%
Return on average stockholders’ equity before cumulative effect of accounting change	13.95%	0.00%	(60.48)%	23.91%	22.75%
Return on average stockholders’ equity after cumulative effect of accounting change	13.95%	0.18%	(60.48)%	23.91%	22.75%
Net interest margin[4]	2.22%	1.98%	1.48%	1.87%	1.65%
Net interest spread[4]	1.12%	1.30%	0.96%	1.23%	0.98%
Total operating expenses to total average assets	0.42%	0.40%	0.46%	0.86%	0.88%
Cash dividend payout ratio	51.97%	2,703.04%	0.00%	0.00%	41.52%
Asset Quality Ratios:
Impaired loans to loans, net of unearned income[5]	0.30%	1.63%	27.58%	19.59%	10.48%
Charge-offs to loans, net of unearned income	0.31%	0.21%	0.81%	6.07%	0.53%
Allowance for loan losses to loans, net of unearned income	2.25%	3.77%	17.14%	9.88%	4.36%
Allowance for loan losses to non-accruing loans	750%	230%	62%	50%	42%
Reserve for losses on off–balance sheet credit risks to total contingencies	1.74%	1.65%	4.72%	9.39%	10.74%
Capital Ratios:
Stockholders’ equity to total assets	12.35%	10.10%	11.23%	22.79%	23.98%
Tier 1 capital to risk-weighted assets[6]	18.27%	15.73%	15.26%	35.42%	42.82%
Total capital to risk-weighted assets[6]	19.94%	17.39%	16.51%	36.67%	44.07%

[1]  For 2000–2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform to the required presentation for 2003 pursuant to U.S. GAAP.

[2] For information regarding provision for loan losses, see “Operating and Financial Review and Prospects—Results of Operations.”
[3] For information regarding impairment loss on securities see “Information on the Company—Business Overview—Asset Quality—Impaired Securities.”
[4] For information regarding calculation of the net interest margin and the net interest spread, see “Operating and Financial Review and Prospects—Results of Operations—Net Interest Income.”

[5]  The Bank did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2004 of $201.9 million, and in 2003, of $346.7 million of Argentine obligations.

[6]  Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines. Although the Bank is not subject to the risk-based capital or leverage requirements of the Federal Reserve Board, if these requirements did apply to the Bank, management believes that the capital ratios for the Bank would be as presented. The Bank’s total capital to risk-weighted asset ratio calculated according to applicable Panama Banking Law provisions was 26.9% at December 31, 2004.

3.B    Capitalization and Indebtedness

          Not required in this Annual Report.

3.C    Reasons for the Offer and Use of Proceeds

          Not required in this Annual Report.

3.D    Risk Factors

Risks Relating to the Region

Since the Bank’s credit portfolio is concentrated in Latin America and the Caribbean, adverse changes in economic conditions in those countries, could adversely affect the Bank’s growth, asset quality, prospects, profitability and financial condition.

          The Bank’s lending activities and, as a result, its credit portfolio is concentrated in Central and South America and the Caribbean (the “Region”).  Historically, economies of countries in the Region have experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recession, declining investments, government and private sector debt default and restructurings, significant inflation and/or devaluation.  Changes in global economic conditions, including the price of oil, the U.S. dollar exchange rate, and slower economic growth in developed countries, could also have a significant adverse effect on the economic condition of countries in the Region.  In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the Bank’s credit portfolio, including increased loan loss provisions, debt restructurings, and loan losses and, as a result, on the Bank’s growth, asset quality, prospects, profitability and financial condition.

Bladex’s lending activities are concentrated in a relatively small number of countries and clients, exacerbating the possible effect that adverse economic changes in such countries could have on the Bank.

          All of the Bank’s lending activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, cash flows and results of operations if one or more of those countries encounter economic difficulties.  At December 31, 2004, approximately $2,162.8 million, or 73.5%, of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,180.3 million, or 40.1%); Mexico ($379.9 million, or 12.9%); Chile ($362.6 million, or 12.3%); and Argentina ($240.0 million, or 8.2%).

          In addition, at December 31, 2004, 20.9% of the Bank’s total credits were to five borrowers in Brazil and 11.2% of total credits were to three borrowers in Mexico.  A significant deterioration of the financial condition of any of these borrowers could require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

          Since the Bank makes U.S. dollar-denominated loans, it faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis, and/or that significant currency devaluation will occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans.

Increased risk perception in countries in the Region where the Bank has large credit exposure could adversely affect the Bank’s credit ratings, funding activities and cost of funding.

          Downgrades to the Bank’s credit ratings could adversely affect its funding activity by making the Bank’s lenders and depositors less willing to lend or place funds with it and by increasing the interest costs for the Bank.  For example, during 2002, the major credit rating agencies downgraded the Bank’s credit ratings due to its large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls, sovereign debt default and currency devaluation.  The downgrades also reflected the Bank’s large exposure in Brazil, where political and economic uncertainty created concerns about whether the Bank would be required to create additional loan loss allowances.  One of the Bank’s sources of funding for short-term loans is interbank deposits, received principally from central banks in the Region.  Historically, these deposits have represented approximately 35% of the Bank’s total liabilities.  During 2002, these central banks withdrew a substantial portion of their deposits from the Bank, in large part because of the deterioration in the Bank’s financial condition and the resulting downgrades in its credit ratings.  In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region.  The Bank maintained an adequate liquidity position throughout this period.

          The occurrence of similar events in any countries in the Region where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  A credit rating downgrade would increase the Bank’s funding cost, and reduce its deposit base and access to the debt capital markets.  In that case, the Bank’s ability to obtain the funding necessary to carry on its trade financing activities in Latin America at meaningful levels could be severely hampered.

Risks Relating to the Bank’s Business

The Bank’s allowances for credit losses could prove inadequate to cover credit losses related to its loans and contingencies.

          Determining the appropriate level of allowances for credit losses necessarily requires the Bank’s Board’s and management’s judgment, including assumptions and estimates made in the context of changing political and economic conditions in many of the countries in the Region.  Consequently, the Bank’s level of allowances could be inadequate to cover losses in its credit portfolio, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations, and business.

          During 2002, because of concerns about the collectability of its Argentine credit portfolio, the Bank increased the allowance for credit losses by $278.8 million, which resulted in a net loss of $268.8 million for the fiscal year 2002 and a reduction of the Bank’s stockholders’ equity of $269.5 million.  The occurrence of similar events may result in higher allowances for credit losses, which in turn, may result in net losses.

As a bank, Bladex faces liquidity risk, and its failure to adequately manage this risk could produce a liquidity shortage, which could adversely affect its financial condition and results of operations.

          As a bank, Bladex faces liquidity risk, which is the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings required to fund its credit portfolio on a timely basis.  Failure to adequately manage its liquidity risk could produce a liquidity shortage in which the Bank would not be able to fund these obligations as they become due.  At December 31, 2003 and 2004, liquidity levels amounted to $252.6 million and $150.6 million, representing a net cash position of 35.9% and 17.4% of total deposits, respectively.

          Being a U.S. dollar based economy, Panama does not have a central bank in the traditional sense and there is no lender of last resort to the banking system in Panama.  In addition, the central banks of other countries in Latin America would not be obligated to act as lenders of last resort if Bladex faces a liquidity shortage because it is a Panamanian bank and not located in their respective countries.  Accordingly, if the Bank faced a liquidity shortage, it would have to rely on commercial sources of liquidity and would not have access to its central bank as lender of last resort, as would a bank located in the United States or in certain other countries. The Bank believes that in the event of a liquidity shortage, commercial sources of liquidity would likely not be adequate to meet the Bank’s liquidity needs, which could result in the Bank’s failure and the intervention of the Panama banking authorities.

The Bank’s net interest income and thus, its results of operations, could be affected by interest rate volatility.

          The Bank is subject to interest rate volatility because a portion of its interest-bearing liabilities may reprice more frequently than its interest-earning assets.  In this instance, interest rate increases may have a potential adverse impact on the Bank’s net interest income.  The Bank attempts to manage its interest rate risk by matching, where possible, the terms and repricing characteristics of its interest rate sensitive assets and liabilities. However, this is not always possible given the needs of the Bank’s borrowers and the available funding sources.  Therefore the Bank faces the risk that mismatches could occur in the future, and if they do, that sudden, or unexpectedly large movements in interest rate levels could reduce the Bank’s net interest income.

          Although the Bank’s investment securities portfolio represents a small portion of its assets, the performance of financial markets, including fluctuations in interest rates, may cause changes in the value of the Bank’s investment securities portfolio and in the amount of revenues generated from these assets.

Increased competition and industry consolidation in some Latin American countries could increase competition and limit the Bank’s ability to grow in those markets and reduce its profitability, which may adversely affect results of operations.

          Most of the competition the Bank faces in the trade financing area comes from international banks, mostly European and North American, which provide similar financing services to those the Bank provides within the markets the Bank serves.  These international banks have substantially greater resources and access to less expensive funding than the Bank does, which puts the Bank at a competitive disadvantage.  There can be no assurance that increased competition will not adversely affect the Bank’s growth prospects and results of operations.

          Although some of these international banks compete directly with the Bank, in many cases they are also providers of funding for the Bank and represent a source of business.  If these international banks ceased providing funding to the Bank, the Bank would be required to seek funding from other sources, which may not be available, or if available, may only be at higher interest costs.

          These changes in the business and in the markets of the Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources, and its ability to develop and diversify its sources of income.

          A substantial consolidation of the banking business in Latin America has nevertheless occurred and is continuing.  This has reduced the number of local banks in the Region, which historically have been the Bank’s primary customers for trade finance loans.

The Bank may pursue a capital management strategy that differs from that expected by some of its stockholders or others in the market.

          The Board’s opinion regarding the Bank’s capital adequacy and needs might differ from that of some of its stockholders or other market participants.  If so, the Bank’s capital management actions and the timing of such actions might not correspond with the expectations of the Bank’s stockholders or other market participants.  The Board may choose to pursue any of several capital management options, or a combination of strategies, including growth, investments, declaring dividends to stockholders, or repurchasing shares under a stock repurchase program.  The Board is not required to declare dividends (or increase dividends) or effect stock repurchases pursuant to its stock repurchase program, and could use the capital for other purposes, which may not coincide with the preferences of some of the Bank’s stockholders.  To the extent that the capital management strategy elected by the Bank’s Board differs from expectations of investors or other market participants, it could result in negative market perceptions of the Bank.  Dissatisfaction of some of the Bank’s stockholders or a negative market perception of the Bank with regards to the use of capital could adversely affect the Bank’s stock price.

Any delays in initiatives that the Bank may undertake could divert the attention of its management, cause additional expenses, or cause other negative repercussions for the Bank.

          Part of the Bank’s strategy is to diversify sources of income through business initiatives that involve partnerships or strategic alliances with specialists, expanding into new markets, targeting new clients and developing new products and services.  These initiatives may not be fully implemented within the time frame the Bank expects, or at all.  In addition, even if such initiatives are fully implemented, they may not generate revenues as expected.  Any delays in securing necessary government approvals, in reaching agreement with strategic partners, or otherwise implementing the Bank’s strategic initiatives, could divert the attention of the Bank’s management, result in additional expense, prevent the Bank from pursuing other initiatives or ultimately, prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations and financial condition.

Item 4.          Information on the Company

4.A     History and Development of the Company

          The Bank, headquartered in Panama City, Panama, is a specialized supranational bank established to finance trade in the Region.  The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was incorporated on November 30, 1977 under the laws of Panama as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations in January 1979.  The Bank operates under the commercial name of “Bladex”.  Panama was selected as the location of the Bank’s headquarters because of the importance of the country as a banking center, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, the geographic location of Panama and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from the payment of income taxes in Panama.

          The Bank is principally engaged in providing short-term trade financing to selected commercial banks in the Region, which in turn lend to businesses primarily active in foreign trade and to state and private corporations.  The majority of the Bank’s loans are extended in connection with specific foreign trade transactions that have been identified by the Bank.  During 2004, the Bank extended $2,841.5 million of short-term loans, which represented 82.9% of the total loans extended by the Bank during that period.

          As of December 31, 2004, the geographical composition of the Bank’s net credit portfolio (excluding the non-accruing portfolio) by type of client and purpose, was as follows:

	Brazil	Mexico	Caribbean and Central America	Other South America	Total 12/31/04

Financial Entities	87%	60%	79%	75%	78%
Non-Financial Entities	13%	40%	21%	25%	22%

Trade	94%	50%	86%	73%	81%
Non-Trade	6%	50%	14%	27%	19%

          The Bank’s lending activities are funded by inter-bank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and to a lesser extent, by the sale of floating and fixed rate debt securities (“placements”) issued by the Bank to financial institutions and investors in Japan, Europe and North America.  The Bank does not provide retail-banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

          The Bank expanded its physical presence internationally, commencing in 1986, with the opening of a representative office in Buenos Aires, Argentina.  Thereafter, the Bank formed a wholly owned subsidiary in Grand Cayman in 1987 (which ceased all banking business and surrendered its banking license in December, 2004, and is in the process of being dissolved), and an agency in New York, New York, United States (the “New York Agency”) in 1989.  In 2000, the Bank opened representative offices in Mexico and in Sao Paulo, Brazil.  Towards the end of 2004, the Bank received approval from the Superintendency of Banks in Panama to open a representative office in Miami, Florida, and is currently seeking approvals of the Florida State Banking Department and the Federal Reserve Bank in the United States.

          The New York Agency, which began business operations on March 27, 1989, is principally engaged in obtaining inter-bank deposits and borrowings to finance the Bank’s foreign trade loans and investments.  Since December 31, 2002, the Bank’s operations in New York City have been located at 708 Third Avenue, 16th Floor, New York, New York 10017.  At December 31, 2004, Bladex New York Agency held $351.5 million in assets.

          In view of the impact of the Argentine crisis on the Bank, and in an effort to regain strong capitalization, the Bank’s Board of Directors and its management developed a recapitalization plan, which was implemented and completed during 2003. The plan involved the issuance of equity through a rights offering to the Bank’s existing common stockholders, pursuant to which each stockholder was given the opportunity to subscribe, on a pro rata basis, for a portion of the shares being offered.  As part of the plan, and in what the Bank believes is evidence of stockholder confidence in the Bank’s sustainability despite the ongoing Argentine economic crisis, and in an effort to help ensure the Bank’s role as a key provider of trade finance in Latin America, the Bank received stand-by commitments for $121 million from a group of existing Class A stockholders (which includes central banks and governmental financial institutions in the Region), Class B stockholders and a small number of other institutions, including multilateral organizations, such as the International Finance Corporation of the World Bank.  On June 27, 2003, the Bank completed the capitalization process, raising $147.0 million at $6.68 per share solely through the rights. For additional information on the recapitalization, see “Liquidity and Capital Resources - Stockholders’ Equity “.

4.B     Business Overview

Overview

          Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries to promote trade finance in the Region.  The Bank’s mission is to support Latin American foreign trade through initiatives and financial solutions that help fuel its growth and strengthen its competitiveness, thereby contributing to the creation of jobs and development in the countries in which the Bank operates, and the generation of new business opportunities for the Bank.  The Bank focuses on trade finance services, primarily providing short-term financing.

          Historically, trade finance has generally not been negatively affected by Latin American debt restructurings.  This has been due, in part, to the perceived importance that governments and borrowers in the Region attach to maintaining their access to trade finance.  In the case of Bladex, the Bank has generally enjoyed “preferred” creditor status in several countries in the Region, which has strengthened its position in respect of debt restructurings.  The Bank believes that its “preferred” creditor status is partially attributable to its relationship with its Class A stockholders consisting of central banks or governmental financial institutions from 23 countries in the Region.  The Bank, due in part to its preferred creditor status, has been generally allowed to negotiate directly with the governments of these countries concerning its loans, as opposed to negotiating indirectly as a member of a group of creditors in debt restructuring proceedings.  In addition, the Bank’s preferred creditor status has generally exempted it from convertibility and transfer limitations of U.S. dollars for payment of external obligations.  For example, in February 2002, the Central Bank of Argentina confirmed the Bank’s preferred creditor status in the country and permitted it to convert and transfer U.S. dollars without limitation.  Even with the benefit of this status, however, given the severity of the Argentine crisis, the Bank has had to renegotiate, restructure and write-off credits related to its Argentine portfolio, and could face additional write-offs in the future.

          Until the 2001 financial crisis in Argentina, which was unprecedented in its depth and severity, economic difficulties and financial market volatility affecting countries in the Region did not, as a general matter, materially adversely affect the Bank’s financial condition.  During the 1990’s, these difficulties included some of the following events: the December 1994 devaluation of the Mexican peso, and its effect on the banking systems in Argentina and Brazil; the 1997 Asian currency and capital markets turmoil; the 1998 Russian financial crisis, which affected Brazil; and the regional recession in 1999.

Developments During 2002 and 2003

          In connection with the Argentine economic crisis, and as a result of the $278.8 million additional provision taken during 2002 for possible credit losses, and the $44.3 million of impairment losses on securities, both mostly relating to the Bank’s Argentine portfolio, coupled with a decline in net interest income from $117.7 million in 2001 to $64.8 million in 2002, the Bank reported a net loss of $268.8 million for the year ended December 31, 2002.  The resulting reduction in the Bank’s capital base, along with the increased risk perception in the Region, led to management’s decision to reduce the Bank’s credit portfolio from $6.4 billion at December 31, 2001 to $3.3 billion at December 31, 2002, a decline of 48.6%.  The increased risk perception in the Region also resulted in ratings downgrades from credit rating agencies, which caused a reduction in availability of funding for the Bank’s credit portfolio.  In addition, the Bank reduced its credit portfolio to reflect increased country risk levels and in an effort to strengthen its capitalization, which was affected by the substantial provisioning made with respect to the Argentine portfolio.

          The deterioration of the Bank’s Argentine credit portfolio resulted in the entire Argentine credit portfolio being classified as impaired during 2002.  This resulted in an increase in the percentage of the Bank’s total credit portfolio represented by impaired assets and contingencies from 1.7% at December 31, 2001 to 23.4% at December 31, 2002.  At December 31, 2002, 59.2% of the Bank’s credit portfolio was outstanding in Argentina and Brazil.

          In addition to the events in Argentina, economic and political developments in other Latin American countries, particularly Brazil, contributed to a dramatic escalation in risk perception throughout Latin America, which was accompanied by a decrease in the availability of credit and foreign investment in the Region.  This affected the Bank’s funding activity by making it more difficult for the Bank to obtain the funding for its credit portfolio and by increasing the interest costs for the Bank of borrowing funds or obtaining deposits.

          The Bank’s immediate response to these unfolding events was to preserve capital and increase liquidity.  The suspension of the Bank’s common share dividend was one of the actions taken in this regard.  In addition, the Bank significantly increased provisions for credit losses associated with the Bank’s Argentine portfolio in the context of a plan to address five specific challenges:

•	reducing credit risk, through reductions in the credit portfolio, particularly in Argentina, but also in other countries;

•	maintaining a strong and stable liquidity position;

•	returning the Bank to profitability;

•	recapitalizing the Bank; and

•	developing a new medium-term strategy for the Bank reflective of the new trends and the economic challenges facing the Region.

          In spite of a difficult environment, the Bank’s efforts at reducing its risk in Argentina, supported by the benefit of its preferred creditor status, yielded encouraging results.  During 2002 and 2003, the Bank reduced its credit exposure in Argentina by $340.4 million and $338.9 million, respectively.  In addition, The Bank achieved net income of $111.5 million for 2003, compared to a $268.8 million loss in 2002.  The 2003 results reflected renewed growth in the Bank’s core business areas, as well as the successful management of its Argentine portfolio, which included the sale, and partial payment, of Argentine loans, which generated reversals of the allowance for loan losses.  Return on equity was 23.9% for 2003, which was achieved working off a particularly strong capitalization level.  For additional information, see “Credit Portfolio - Argentine Portfolio”.

          Despite the problems created by the Argentine economic crisis, the Bank was always timely on the payment of its obligations and continuously maintained an ample level of liquidity.  Throughout this period, the Bank maintained an investment grade rating on its debt from Moody’s Investors Services and Standard & Poor’s Rating Services, despite ratings downgrades, including a downgrade to less than investment grade from Fitch Ratings in 2002.

          In an effort to rebuild its needed capital levels, Bladex developed a recapitalization plan, which was implemented and completed during 2003.  The successful completion of the recapitalization, the continued reduction of the Bank’s credit exposure in Argentina, and the gradual improvement of economic conditions in Argentina and other countries in Latin America, resulted in Fitch Ratings raising the Bank’s credit ratings to BBB-, an investment grade rating.  All of the Bank’s credit ratings are now investment grade with a stable outlook.  For additional information on the recapitalization, see  “Liquidity and Capital Resources - Stockholders’ Equity”.

Developments During 2004

          2004 was a remarkable year for Latin America’s business environment, which experienced more mature financial systems, the development of local capital markets, and important improvement in the overall risk perception of the Region.  Along with high levels of liquidity, reduced risk levels drove loan margins to historically low levels.  The trade finance business in the Region saw a resumption of growth, spurred by several factors, among others, the Free Trade Agreements signed with the United States, an increase in intra-regional trade, and the worldwide surge in commodity prices which was in large part stimulated by the demands of the Chinese economy.

          For 2004, Gross Domestic Product growth in the Region is estimated to have reached 5.5%, a significant increase over 1.2% in 2003.  This trend was driven by improved terms of exchange, low inflation, and increasingly effective fiscal policies.  As a result, risk levels generally improved during the year, with major rating agencies upgrading eight countries in the Region.

          The Bank’s business activity during 2004 reflected prevailing financial market conditions. During the year 2004, the Bank’s efforts were focused on strengthening its role as a leading supranational bank supporting trade in Latin America by:

•	maximizing the value of the Bank’s Argentine portfolio;

•	increasing the Bank’s trade finance balances and diversifying its credit portfolio;

•	taking proactive capital management actions;

•	diversifying revenue; and

•	further strengthening the Bladex brand.

          Maximizing the Value of the Argentine Portfolio

          Management believes that the Bank’s effective management of its restructured portfolio in Argentina played a key role in its successful results for 2004.  During 2004, the Bank’s Argentine credit portfolio fell by $195.1 million, or 44.8%, from $435.1 million in 2003 to $240.0 million in 2004.  Net of specific reserves, 2004 year-end exposure was $156.1 million, as compared to $1.0 billion in 2001.

          The reduction in the Argentine credit portfolio in 2004 was principally due to prepayments and scheduled payments of the restructured credits in the portfolio, which led to a reversal of Argentine specific provision for credit losses of $104.9 million.  This reversal of provision for credit losses contributed significantly to the Bank’s successful results for the year ended December 31, 2004, which included net income of $141.7 million, representing an increase of 27.1% over results for the year ended December 31, 2003 and a return on equity of 22.8%.

          Increasing Trade Finance Balance and Diversifying Credit Portfolio

          As a result of its efforts in executing its commercial strategy, the Bank experienced a 25.0% growth in its trade finance portfolio for the year ended December 31, 2004.  This growth, together with the reduction in the Bank’s Argentine credit portfolio throughout 2004, enabled the Bank to diversify its overall credit portfolio. As of December 31, 2004, 81.0% of the Bank’s credit portfolio (excluding the non-accruing portfolio) was related to trade finance, compared to 72.7% for the year ended December 31, 2003.

          Proactive Capital Management Actions

          The year 2004 was also significant from the standpoint of the Bank’s capital management and cash flow to its stockholders.  A quarterly dividend policy of $0.10 per share was established at the beginning of 2004 and such quarterly dividend was paid during the second and third quarter of 2004.  The quarterly dividend was subsequently increased to $0.15 per share during the fourth quarter of 2004. The Bank also paid a special dividend of $1.00 per share, and authorized a $50 million open market stock repurchase program, pursuant to which, as of December 31, 2004, the Bank had repurchased $7.5 million of its Class E common shares.

          Diversifying Revenue

          The Bank’s commercial strategy has been focused on short-term trade finance to financial institutions. Although this strategy enabled Bladex to operate successfully in the past, it has become clear that the new business environment, defined by the needs of the Bank’s clients, demands a more encompassing approach.  Accordingly, in 2004 the Bank commenced the implementation of a revenue diversification strategy.

          Pursuant to its revenue diversification strategy, the Bank developed a new target client list, which includes the principal agents in the origination and financing of trade flows (importers and exporters, as well as financial institutions).  In pursuing this approach, the Bank expanded its presence in Mexico, Colombia and Chile.  In addition, the Bank identified a broader range of products, services, and solutions associated with foreign trade that it intends to provide, such as co-financing arrangements, syndicated loans, bilateral credits, and vendor financing.

          In order to support and accelerate the Bank’s revenue diversification strategy, the Bank revamped its commercial division by moving the division’s headquarters to the United States, and by hiring a team of professionals with business experience working for large international banks operating in the Region, and expertise in product diversification and cross-selling.

          The new commercial team focuses its efforts on four important areas to further the Bank’s revenue diversification efforts: client relationships; product development and deployment (including structured trade finance); and on the strengthening of its “middle office team” to help guarantee the best execution possible to the Bank’s clients.  Client coverage is carried out from the Bank’s commercial bases in Panama and New York, and the representative offices in Argentina, Brazil, and Mexico.  The Bank also intends to expand its presence into Miami, Florida. At the end of 2004, the Superintendency of Banks in Panama authorized the opening of a new representative office in Miami. Bladex has filed an application with both the Florida State Banking Department and the Federal Reserve Bank to seek their approval to open the office in Miami.

          Further Strengthening the Bladex Brand

          During a series of special events in 2004, Bladex introduced its new corporate identity and branding strategy to the international investor community, clients, stockholders, business partners, and employees.  The Bank’s new brand was designed to portray Bladex more accurately: as a dynamic, innovative, competitive, and skilled Latin American foreign trade expert.

          While Bladex’s legal name will continue to be Banco Latinoamericano de Exportaciones, S.A, as part of its brand strategy it will phase out the use of this name for daily business purposes and emphasize the name “Bladex” as it commercial trademark.

          The Bank’s new logo, which resembles the shapes of its areas of influence Central America, the Caribbean and South America, reflects the uniqueness that is synonymous with Bladex and was introduced in Panama on July 5, 2004.  It was launched in the United States on October 11, 2004 when, for the first time in Bladex’s history, the New York Stock Exchange honored the Bank with a “Bladex Day”, and the Bank officiated at the widely seen closing bell ceremony.

Strategy for 2005

          While management believes that 2004 was a successful year for the Bank, it also considers it to have been a year of transition.  For 2005, management expects to focus on consolidating both its trade finance business and its revenue diversification strategy.  To this end, the Bank intends to strengthen its position in the market, by continuing to leverage and further develop its unique set of competitive advantages: its supranational status, its governmental stockholder base and support, its knowledge of the Region and the industry, its loyal Regional customer base and its reliability and execution skills.  Based on these factors, the Bank intends to focus on achieving the following targets:

•	expansion of the trade finance portfolio;

•	development of new products and services;

•	continued collection of the remaining restructured portfolio in Argentina;

•	upgrading of the technology platform; and

•	continued proactive capital management.

          Expansion of the Trade Finance Portfolio

          The Bank intends to support the growing trade flows in the Region by offering an expanded range of trade finance solutions to existing and new bank and corporate customers. Business will be originated by sales forces both in the Region and in the United States, emphasizing cross-selling efforts throughout.

          Development of New Products and Services

          The Bank intends to build on its existing client franchise and market knowledge in an effort to identify new product opportunities related to its intermediation activity.  For example, the Bank is currently marketing a U.S. Dollar clearing initiative to assist clients in clearing U.S. Dollar denominated transactions.  In addition, the Bank anticipates that it will develop digital identification and bond desk services.  Digital identification is a service to help banks protect the integrity of electronic transactions through electronic identification and digital authentication.  The bond desk will make use of the Bank’s knowledge of its clients and the Region, to purchase and sell debt securities.

          Continued Collection of the Remaining Restructured Portfolio in Argentina

          While, to date, the Bank considers its efforts in collecting its restructured debt in Argentina successful, it is aware that the remaining exposure in the country, although smaller, requires continued attention and follow-up.

          Upgrading of the Technology Platform

          The Bank’s ability to continue improving its efficiency and quality of service is, to an important degree, determined by its technology platform. While adequate for its current needs, the Bank believes that its technology platform needs to be upgraded to align it with its future business plans. Therefore, during the year, the Bank intends to install a state of the art system to process its core operations.

          Proactive Capital Management

          The Bank intends to continue to monitor and balance its risk, return and capitalization level objectives with a medium term horizon in mind. In so doing, the Bank seeks to optimize considerations relating to market volatility, access to stable funding at competitive rates, providing resources to fuel growth, promote long-term stockholder investment, and generate competitive returns on stockholders equity.

Lending Policies

          The Bank’s Articles of Incorporation state that the Bank may not lend to an institution in a country in the Region unless the central bank or a designated government entity of that country is a holder of Class A shares of the Bank.  It generally has been an operating policy of the Bank to extend credit directly to banks and state-owned export organizations within the Region, as well as to non-bank private entities, mostly through co-financing, loan syndications and participations with other banks.  At December 31, 2004, excluding the non-accruing portfolio, total loans outstanding to non-bank private entities constituted 3.9% of the Bank’s total loans.  All credit requests from eligible borrowers are analyzed in the light of credit risk criteria, including economic and market conditions.  The Bank maintains a consistent lending policy and applies the same credit criteria in evaluating the credit worthiness of all clients.

          The Bank has 30 officers responsible for marketing the Bank’s financial products and services to existing and potential customers.  This includes the personnel in its Panama headquarters as well as in its representative offices in Argentina, Brazil and Mexico, and the New York Agency.

          The Bank finances export and import transactions for all types of goods and products, with the exception of the export or import of weapons, ammunition, military equipment, liquor, hallucinogenic drugs or narcotics that are not utilized for medical purposes, and any article whose trading is widely prohibited due to environmental hazards or limitations established by international agreements.  Exports financed by the Bank are destined for buyers in countries both inside and outside the Region.  In the same manner, imports financed by the Bank originate from sellers in countries both inside and outside the Region.

          At regular intervals (no less than once a year), the Bank conducts a credit review of each of its borrowers and of each country in the Region.  The Bank’s credit review includes an analysis of the borrower’s financial condition, trends in the borrower’s financial condition, peer group comparisons, a review of credit references and a review of general economic conditions in the borrower’s country of origin, and may include discussions with bank regulatory authorities in the borrower’s country of origin.  On the basis of these credit reviews, the Bank establishes credit limits for each of its borrowers.  Country limits are established by the Credit Policy and Risk Assessment Committee of the Board (the “Board Credit Committee”) on an annual basis and more often as required. The Board Credit Committee also reviews country usage in both nominal ter ms and in terms of capital requirements under Basel I and Basel II on a quarterly basis. All transactions must fully comply with Board approved country limits and other conditions.

          Based on the criteria considered in the credit reviews and on any other information deemed relevant, borrowers are assigned risk ratings on a scale ranging from “1” to “10”, with ratings from “1” through “6” considered normal and “7” (special mention) to “10” (loss) considered problem credits.  These ratings are assigned at least once a year in the case of normal credits and whenever the credits are reviewed or circumstances warrant.  Ratings ranging from “7” through “10” are reviewed at least quarterly, whereas ratings ranging from “4” through “6” are rated at least semi-annually.  Credits more than 30 days overdue are rated “7” or higher.

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

          The Bank generally establishes lines of credit for each of its borrowers in line with its risk analysis and business prospects; however, the Bank is not obligated to lend under such lines of credit.  The Bank does not, as a general rule, publish or communicate its lending limits for countries in which it lends or its borrowers, but uses such limits internally as a credit risk management tool.  Once a line of credit has been established, credit is generally extended after receipt of a request from the borrower for financing that is usually related to foreign trade.  The pricing for such loans is determined in accordance with prevailing market conditions and the credit-worthiness of the borrower.

          For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “—Regulation—Panamanian Law”), provided that such credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile as approved by the Board of Directors. Approved borrower lending limits are reported to the Board Credit Committee on a quarterly basis.  As of December 31, 2004, the legal lending limit prescribed by Panamanian law for any one borrower amounted to approximately $196.8 million.    The head of Risk Management Area, who has right of veto, and the head of Commercial Area or Treasury Area, depending on the type of facility being reviewed, or their designees must approve all credit lines.  The head of Risk Management Area’s approval is required for all credit approvals, and the Chief Executive Officer’s approval is also required for all new clients and for exposures exceeding $30.0 million.  The approval of credit lines for any credit classified as “7” (special mention) require approval by the Board Credit Committee.  The Board Credit Committee also reviews the entire impaired portfolio, including all Argentine loans along with non-impaired credits rated “7” or higher on a quarterly basis.

          The Panamanian Banking Law also contains certain concentration limits, which are strictly adhered to by the Bank, including a 30% lending limit as a percentage of capital and reserves for Bladex borrowers and borrower groups.  This latter limit was exceeded during 2002 with respect to several borrowers as a result of the Argentine crisis. The Superintendency of Banks in Panama granted the Bank a waiver of this requirement in July of 2002 which allowed it one year to reduce its credits to non-Argentine borrowers to the 30% limit (which was achieved), and an unspecified period to reduce its exposure to Argentine clients to the 30% limit, as market conditions allowed. At December 31, 2004, the Bank was in full compliance with all regulatory limits. See “—Regulation—Panamanian Law”.

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

          In response to developments that occurred in the Region in 2001 and 2002 and the effect of such developments on the Bank, the Bank’s management decided to focus the Bank’s business activities on providing short-term trade financing to banks.  In addition, the Bank’s Board of Directors in 2002 amended the Bank’s by-laws to focus its business activities on providing trade related financing.  This reflected the Board’s desire, in view of the Bank’s weakened financial condition, to avoid higher risk, longer-term loans not tied to specific trade transactions.  During 2004, the Bank’s Board established that the Bank’s portfolio should consist of at least 70% trade transactions, with no more than 30% in working capital transactions, and no more than 35% in transactions with corporate clients. In turn, the portfolio must have an average residual tenor of 365 days. The Bank has complied with all these requirements.

          At December 31, 2004, $505.8 million or 19.0% of the Bank’s total credit portfolio (excluding the non-accruing portfolio) represented non-trade related credits.  At that date, $175.1 million or 34.6% of these non-trade credits had a remaining term to maturity of less than one year, and $330.7 million or 65.4% had a remaining maturity of one year or greater.  At December 31, 2004 there were no past due loans of these non-trade credits.

Credit Portfolio

          The Bank’s credit portfolio consisting of loans, selected investment securities held to maturity and available for sale, securities purchased under agreements to resell, letters of credit, customers’ liabilities under acceptances, reimbursement undertakings, guarantees and credit commitments, declined from $3.3 billion at December 31, 2002, to $2.8 billion at December 31, 2003 and increased to $2.9 billion at December 31, 2004.

          The geographical distribution of the Bank’s credit portfolio mostly reflects the GDP geographical distribution and trade flow volumes of the countries of the Region.  In allocating country risk limits, the Bank takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis, applying a portfolio management approach.

          The following tables set forth the distribution of the Bank’s credit portfolio, by product category and by country at December 31 of each year set forth below.  Investment securities are considered part of the Bank’s credit portfolio (and therefore included in the chart below) when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio.  At December 31, 2004, all of the Bank’s investment securities (securities available for sale and securities held to maturity) were considered part of its credit portfolio.  The value of all securities available for sale included in the following tables has been calculated using the estimated fair value of such securities.  Securities held to maturity are recorded at their amortized cost.

	At December 31,

	2000	%	2001	%	2002	%	2003	%	2004	%

	(in $millions, except percentages)
Loans	$4,927	74.7	$4,734	73.7	$2,517	76.2	$2,275	80.0	$2,442	83.0
Investment securities [1]	395	6.0	357	5.5	161	4.9	78	2.7	194	6.6
Securities purchased under agreements to resell	0	0.0	292	4.5	132	4.0	132	4.6	0	0.0
Contingencies	1,276	19.3	1,044	16.2	495	15.0	362	12.7	308	10.5

Total	$6,599	100.0	$6,426	100.0	$3,305	100.0	$2,847	100.0	$2,944	100.0

[1]  Investment securities consist of investment securities held to maturity and investment securities available for sale considered part of the Bank’s credit portfolio. It also includes a $1.4 million investment fund recorded as other asset.

	At December 31,

	2000	%	2001	%	2002	%	2003	%	2004	%

	(in $ millions, except percentages)
Argentina	$1,473	22.3	$1,114	17.3	$774	23.4	$435	15.3	$240	8.2
Bolivia	21	0.3	26	0.4	14	0.4	0	0.0	0	0.0
Brazil	2,430	36.8	2,490	38.7	1,183	35.8	1,154	40.5	1,180	40.1
Chile	88	1.3	114	1.8	49	1.5	133	4.7	363	12.3
Colombia	177	2.7	195	3.0	105	3.2	123	4.3	172	5.8
Costa Rica	29	0.4	69	1.1	49	1.5	75	2.6	38	1.3
Dominican Republic	178	2.7	221	3.4	225	6.8	37	1.3	27	0.9
Ecuador	113	1.7	96	1.5	79	2.4	87	3.1	101	3.4
El Salvador	41	0.6	62	1.0	9	0.3	31	1.1	71	2.4
Guatemala	42	0.6	28	0.4	29	0.9	36	1.3	40	1.4
Honduras	6	0.1	0	0.0	0	0.0	0	0.0	11	0.4
Jamaica	18	0.3	19	0.3	22	0.7	25	0.9	26	0.9
Mexico	1,380	20.9	1,062	16.5	230	7.0	247	8.7	380	12.9
Nicaragua	38	0.6	43	0.7	12	0.4	14	0.5	5	0.2
Panama	150	2.3	82	1.3	19	0.6	44	1.5	99	3.4
Paraguay	2	0.0	1	0.0	2	0.1	0	0.0	0	0.0
Peru	288	4.4	170	2.7	115	3.5	106	3.7	85	2.9
Trinidad & Tobago	55	0.8	59	0.9	84	2.5	100	3.5	92	3.1
Uruguay	7	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Venezuela	44	0.7	274	4.3	168	5.1	61	2.1	5	0.2
Other	19	0.3	302[1]	4.7	136[1]	4.1	139[1]	4.9	8[1]	0.3

Total	$6,599	100.0	$6,426	100.0	$3,305	100.0	$2,847	100.0	$2,944	100.0

[1]  At December 31, 2001, 2002 and 2003, $291.9 million, $132.0 million, and $132.0 million represented securities purchased under agreements to resell. At December 31, 2004, includes guarantees issued in the amount of $8 million to a multilateral bank in Honduras.

          At December 31, 2004, approximately $2,162.8 million, or 73.5%, of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,180.3 million, or 40.1%); Mexico ($379.9 million, or 12.9%); Chile ($362.6 million, or 12.3%); and Argentina ($240.0 million, or 8.2%).  In addition, at December 31, 2004, 20.9% of the Bank’s total credits were to five borrowers in Brazil and 11.2% of total credits were to three borrowers in Mexico.

          A per country distribution of the maturity profile of the Bank’s medium-term exposure at December 31, 2004 is presented below:

	Medium-term portfolio outstanding as of Dec. 31, 2004	Credits Maturing in Year Ended

		2005	2006	2007	2008 - 2013	Past Due

	(in $ millions, except percentages)
Argentina	$240	$76	$73	$65	$23	$3
Brazil	401	72	170	86	73	0
Colombia	46	7	5	29	6	0
Chile	265	224	0	0	41	0
El Salvador	15	15	0	0	0	0
Mexico	188	14	50	34	90	0
Panama	20	0	10	10	0	0
Peru	9	8	1	0	0	0
Trinidad & Tobago	9	0	9	0	0	0
Venezuela	4	4	0	0	0	0

Total	$1,197	$420	$318	$224	$232	$3

Percentage (%)	100%	35%	27%	19%	19%	0%

Argentine Portfolio

          The Bank’s net exposure in Argentina as of December 31, 2004 is presented in the following table:

	At December 31, 2004

	Loans	Investments	Contingencies	Total

	(in $ millions)
Nominal Value (gross portfolio)	$207	$5	$32	$244
Impairment loss	n.a	(4)	n.a	(4)

Credit Portfolio at Dec. 31, 2004	207	1	32	240
Specific allowance for credit losses	(63)	n.a	(21)	(84)

Net Exposure at Dec. 31, 2004	$144	$1	$12	$156

          As of December 31, 2004, the Bank’s credit portfolio in Argentina amounted to $240.0 million, a reduction of $195.1 million, or 44.8%, compared to December 31, 2003.  This reduction was mainly due to:

•	the sale of loans and investment securities totaling $27.6 million;

•	payments and prepayments of restructured credits in the amount of $168.3 million; and

•	fair value adjustments of investment securities and changes in value caused by changing foreign currency (Euro) exchange rates (-$0.8 million).

          As of December 31, 2003, the Bank’s credit portfolio in Argentina amounted to $435.1 million, a reduction of $338.9 million, or 43.8%, compared to December 31, 2002.  This reduction was mainly due to:

•	the sale of Argentine credits with a book value of $254.3 million (face value of $308.0 million), of which $108.8 million were charged-off against the allowance for loan losses;

•	net principal collections for $68.8 million; and

•	additional loan charge-offs (not related to the sale of loans) in the amount of $28.4 million.

          The Argentine portfolio distribution by industry type as of December 31, 2004 was as follows:

	At December 31, 2004

	Argentine Credit Portfolio	%

	(in $ millions except percentages)
Non-Financial Entities
Beverage	$11	5%
Food production	13	6%
Mining and oil and gas extraction	37	15%
Utilities	19	8%

Total Non-Financial Entities	$80	33%

Financial Institutions
Controlled subsidiaries of major US and European Banks	$40	17%
State-owned banks guaranteed by third party paper	51	21%
State-owned banks	69	29%

Total Financial Institutions	160	67%

Total Argentine Credit Portfolio	$240	100%

          During 2004, the Bank continued working with its Argentine clients to renegotiate and restructure their obligations.  From this perspective, the composition and maturity profile of the Argentine credit portfolio as of December 31, 2004 was as follows:

	Argentine Credit Portfolio Outstanding		Credits Maturing in Year Ended			2008 - 2010	Past Due

Status	as of Dec. 31, 2004%		2005	2006	2007

	(in $ millions, except percentages)
Performing under original terms	$27	11%	$12	$13	$2	$0	$0
Restructured and performing under renegotiated terms	202	84%	56	60	62	23	0
Not restructured and not paying interest	11	4%	8	0	0	0	3

Total Argentine Credit Portfolio	$240	100%	$76	$73	$65	$23	$3

          As of December 31, 2004 the portfolio of restructured and performing loans, under the renegotiated terms, had an average life of 1.8 years as compared to an average life of 1.5 years at March 31, 2005.  As of March 31, 2005, all assets have been restructured and are paying interest in Argentina.

          As of March 31, 2005, the Bank’s credit portfolio in Argentina amounted to $101.5 million, a reduction of $138.5 million, or 57.7%, compared to December 31, 2004.  This reduction was mainly due to:

•	Principal loan and guarantee prepayments in the amount of $109.9 million;

•	Scheduled repayments of restructured loans of $14.9 million;

•	Sale of a $10.8 million loan, that had not been restructured and was not paying interest;

•	Changes resulting from foreign currency (Euro) exchange rates of $2.0 million; and

•	Charge-off of an Argentine investment security for $0.9 million (book value).

Loan Portfolio

          At December 31, 2004, the Bank’s total loans amounted to $2,441.7 million, compared to $2,275.0 million at December 31, 2003.  Excluding $206.8 million of Argentine loans, 83.6% of the Bank’s remaining loan portfolio at that date was scheduled to mature within one year.  The Bank services all loans in its loan portfolio except syndicated loans, which are serviced through agent banks that are generally appointed by the arrangers of the syndication. See Note 6 to the Consolidated Financial Statements.

          The majority of the Bank’s short-term financing is extended in connection with specific foreign trade transactions that have been identified to the Bank.

          At December 31, 2004, the Bank’s medium-term loans had an average term remaining to maturity of approximately 20 months.

Loans by Country

          The following table sets forth the distribution of the Bank’s loans, including short-term loans, medium-term loans and long-term loans (defined as loans with an original maturity of over five years) by country at December 31 of each year set forth below:

	At December 31,

	2000	%	2001	%	2002	%	2003	%	2004	%

	(in $ millions, except percentages)
Argentina	$1,128	22.9	$804	17.0	$694	27.6	$398	17.5	$207	8.5
Bolivia	20	0.4	26	0.5	13	0.5	0	0.0	0	0.0
Brazil	1,858	37.7	2,013	42.5	930	37.0	1,011	44.4	1,054	43.2
Chile	83	1.7	112	2.4	48	1.9	131	5.8	322	13.2
Colombia	119	2.4	138	2.9	80	3.2	96	4.2	148	6.1
Costa Rica	24	0.5	67	1.4	42	1.7	59	2.6	38	1.5
Dominican Republic	103	2.1	175	3.7	156	6.2	24	1.1	0	0.0
Ecuador	63	1.3	14	0.3	46	1.8	22	1.0	51	2.1
El Salvador	25	0.5	19	0.4	2	0.1	26	1.1	44	1.8
Guatemala	30	0.6	23	0.5	29	1.1	34	1.5	38	1.6
Honduras	0	0.0	0	0.0	0	0.0	0	0.0	6	0.2
Jamaica	6	0.1	7	0.2	11	0.4	14	0.6	26	1.1
Mexico	1,030	20.9	833	17.6	142	5.6	183	8.0	262	10.7
Nicaragua	25	0.5	38	0.8	7	0.2	9	0.4	5	0.2
Panama	118	2.4	43	0.9	19	0.8	44	1.9	89	3.7
Paraguay	1	0.0	1	0.0	2	0.1	0	0.0	0	0.0
Peru	192	3.9	120	2.5	63	2.5	65	2.8	55	2.2
Trinidad & Tobago	55	1.1	59	1.2	84	3.3	100	4.4	92	3.8
Uruguay	7	0.2	0	0.0	0	0.0	0	0.0	0	0.0
Venezuela	40	0.8	242	5.1	149	6.0	61	2.7	5	0.2

Total	$4,927	100.0	$4,734	100.0	$2,517	100.0	$2,275	100.0	$2,442	100.0

          The above and below tables do not include the Bank’s outstanding selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell, credit commitments, letter of credit confirmations, customer liabilities under bankers’ acceptances and guarantees, each issued to, or issued by, borrowers in the Region, which totaled $502.4 million at December 31, 2004.

Loans by Type of Borrower

          The following table sets forth the amounts of the Bank’s loans by type of borrower in the Region at December 31 of each year set forth below:

	At December 31,

	2000	2001	2002	2003	2004

	(in $ millions)
Private sector commercial banks	$2,503	$2,337	$935	$986	$1,243
State-owned commercial banks	850	693	511	422	563
Central banks	69	59	71	0	13
Sovereign debt	180	157	90	50	58
State-owned exporting organizations	378	424	335	424	363
Private corporations	947	1,064	574	392	201

Total	$4,927	$4,734	$2,517	$2,275	$2,442

Securities Purchased under Agreements to Resell

          The Bank purchases securities under agreements to resell the same or substantially identical securities.  These agreements are considered secured loans, with the purchased securities generally consisting of U.S. Treasury and other debt securities.  At December 31, 2003 and 2002, securities purchased under agreements to resell, all of which were with counterparties in Argentina, had carrying values of $132.0 million.  These arrangements were fully collateralized with U.S. Treasury securities and were classified as United States country risk.  At December 31, 2004, the balance on these securities purchased under agreements to resell had been paid in full.

Investment Securities

          The Bank’s investment securities consist of securities held to maturity and securities available for sale.

          The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at December 31 of each year set forth below.  See also “Operating and Financial Review and Prospects—Changes in Financial Condition—Investment Securities” and Note 5 to the Consolidated Financial Statements.

	At December 31,

	2002	2003	2004

	(in $ thousands)
Securities Held to Maturity
Bonds	$11,555	$29,452	$27,984

Total Securities Held to Maturity	$11,555	$29,452	$27,984

Securities Available for Sale
Bonds	$114,523	$43,062	$163,940
Impaired bonds	34,635	5,279	932

Total Securities Available for Sale	$149,159	$48,341	$164,872

Total Investment Securities	$160,714	$77,793	$192,856

          At December 31, 2002, 2003 and 2004, the total carrying value of investment securities was net of estimated fair value adjustments on securities available for sale, including estimated unrealized gain (loss) on securities and impairment loss of $44.3 million and $1.0 million, for 2002 and 2003, respectively, which was charged to operations, resulting primarily from the impairment of Argentine securities that were originally purchased under the Bank’s credit portfolio lending policy.  See “Asset Quality - Impaired Assets and Contingencies.”

          During 2002, the Bank reclassified securities held to maturity in the amount of $174.0 million to securities available for sale, which, once reclassified, were recorded in the amount of $131.3 million, net of estimated fair value adjustments.  This reclassification was required by the Superintendency of Banks in Panama, which established a minimum credit rating for securities classified as held to maturity.

          At December 31, 2004, 13.7% of the Bank’s investment portfolio (excluding impaired bonds) was scheduled to mature within one year and the Bank’s entire investment portfolio had a weighted average interest rate of 7.2% per annum.

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

	At December 31,

	2002		2003		2004

	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings

	(in $ millions, except percentages)
Argentina	$729	22.2	$403	14.7	$208	7.4
Austria	25	0.8	0	0.0	26	0.9
Bahrain	15	0.5	0	0.0	0	0.0
Belgium	40	1.2	0	0.0	0	0.0
Bolivia	13	0.4	0	0.0	0	0.0
Brazil	968	29.4	1,027	37.5	1,065	38.2
Canada	20	0.6	20	0.7	0	0.0
Chile	48	1.5	131	4.8	362	13.0
Colombia	105	3.2	123	4.5	172	6.2
Costa Rica	42	1.3	59	2.2	38	1.3
Denmark	15	0.5	0	0.0	0	0.0
Dominican Republic	156	4.7	24	0.9	0	0.0
Ecuador	46	1.4	22	0.8	51	1.8
El Salvador	2	0.1	26	0.9	59	2.1
Finland	10	0.3	16	0.6	20	0.7

	At December 31,

	2002		2003		2004

	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings

	(in $ millions, except percentages)
France	43	1.3	7	0.3	15	0.5
Germany	80	2.4	86	3.1	0	0.0
Guatemala	29	0.9	34	1.2	38	1.4
Ireland	20	0.6	10	0.4	0	0.0
Italy	20	0.6	20	0.7	10	0.4
Jamaica	11	0.3	14	0.5	26	0.9
Japan	30	0.9	10	0.4	45	1.6
Mexico	188	5.7	213	7.8	364	13.0
Nicaragua	7	0.2	9	0.3	5	0.2
Panama	19	0.6	44	1.6	89	3.2
Peru	63	1.9	65	2.4	55	2.0
Portugal	34	1.0	23	0.8	0	0.0
Spain	55	1.7	0	0.0	24	0.8
Sweden	0	0.0	20	0.7	0	0.0
The Netherlands	20	0.7	14	0.5	0	0.0
Trinidad & Tobago.	84	2.6	100	3.6	92	3.3
United Kingdom	43	1.3	10	0.4	0	0.0
United States	141	4.3	150	5.5	15	0.6
Venezuela	168	5.1	61	2.2	5	0.2
Other [1]	2	0.1	0	0.0	6	0.2

Total	$3,289	100.0	$2,740	100.0	$2,789	100.0

[1] “Other” consists of Cross-Border Outstandings to countries in which Cross-Border Outstandings did not exceed $10 million for any of the periods indicated above.

          Cross-Border Outstandings in countries outside the Region correspond mostly to cash and due from banks and interest bearing deposits with banks.

          The following table sets forth the amount of the Bank’s Cross-Border Outstandings by type of institution at December 31 of each year set forth below:

	At December 31,

	2002	2003	2004

	(in $ millions)
Private sector commercial banks	$1,386	$1,189	$1,415
State-owned commercial banks	575	475	577
Central banks	71	0	138
Sovereign debt	277	239	0
State-owned exporting organizations	379	439	488
Private corporations	601	398	171

Total	$3,289	$2,740	$2,789

Contingencies

          Contingencies are considered part of the credit portfolio because the Bank applies the same credit standards used in its lending process in its evaluation of these instruments.  At December 31, 2004, total contingencies amounted to $308.2 million, which represented 10.5% of the Bank’s total credit portfolio.

          The Bank advises and confirms letters of credit to facilitate internal and external regional trade transactions.  The Bank also issues stand-by letters of credit and issues guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency.  In a few cases, the Bank has also issued stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances.  At December 31, 2004, total stand-by letters of credit and guarantees representing country risk coverage amounted to $83.1 million, with no Argentine country risk exposure.

          The Bank also enters into credit commitments (defined as legally binding agreements to lend to a customer) in order to meet the financial needs of customers.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank.  As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.  See Note 17 to Consolidated Financial Statements.

Asset Quality

          The Bank believes that its asset quality is linked to the composition of its client base, the importance that governments and borrowers in the Region attach to maintaining their continuing access to trade financing, and the Bank’s strict adherence to commercial criteria in its credit activities.  The Bank has developed an in-depth knowledge of and relationship with its client base throughout its 26 years of operations in the Region, which allows it to continue to further enhance its risk management process.  Since the commencement of the Bank’s operations in 1979 through December 31, 2004, the Bank has extended credit in the aggregate amount of $128.7 billion, and has had charge-offs totaling $249.3 million.

          The management and the Credit Policy and Risk Assessment Committee of the Board of Directors of the Bank periodically review a report of all loan delinquencies.  The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually with the involvement of senior management.

Impaired Assets and Contingencies

          The Bank’s impaired assets consist of impaired loans and impaired securities.  Loans are identified as impaired and placed on non-accrual status when any payment of principal or interest is over 90 days past due or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful.  In all cases, if a borrower has more than one loan outstanding under its line of credit with the Bank and any of its individual loans is placed on non-accrual status, the Bank places all outstanding loans to that borrower on non-accrual status.  In the same manner, if a single note of a loan is placed on non-accrual status, the remaining notes under that loan are placed on non-accrual status as well.  Securities that experience a decline in value, which is deemed other than temporary, are classified as impaired.

          Impaired assets and contingencies constituted 23.4%, 17.0%, and 9.8% (mostly Argentine assets and contingencies) of the total credit portfolio of the Bank at December 31, 2002, 2003 and 2004, respectively.  At December 31, 2004, all of the Bank’s credit exposure in Argentina was classified as impaired and all interest income on these items and commission income generated by Argentine contingencies was accounted for on a cash basis.  During the first quarter of 2005, the Bank placed its $13.2 million exposure to an Argentine corporate client back on accrual basis.

          The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated below:

	At December 31,

	2000	2001	2002	2003	2004

	(in $ thousands, except percentages)
Impaired loans	$14,724	$77,061	$691,472	$444,876	$255,552
Allocation from the allowance for loan losses	9,236	17,715	365,346	191,293	81,725
Impaired loans as a percentage of total loans	0.30%	1.63%	27.48%	19.55%	10.47%

Impaired contingencies	$0	$20,000	$45,387	$31,934	$32,324
Allocation from the reserve for losses on off balance-sheet credit risks	0	5,180	14,456	20,455	20,695
Impaired contingencies as a percentage of total	0.00%	1.92%	9.16%	8.83%	10.49%

Impaired securities (par value)	$9,750	$50,444	$107,218	$9,834	$5,315
Estimated fair value adjustments on options and impaired securities	6,075[1]	40,356[2]	72,582[2]	4,555[2]	4,384[2]

Estimated fair value of impaired securities	$3,675	$10,089	$34,635	$5,279	$932
Impaired securities as a percentage of total securities[3]	0.93%	2.83%	21.55%	6.76%	0.48%

Impaired loans and securities as a percentage of total	0.33%	1.47%	24.79%	17.56%	9.37%
Impaired loans, securities and contingencies as a percentage of total credit portfolio [4]	0.28%	1.67%	23.41%	16.96%	9.83%

[1] Prior to the adoption of SFAS 133 in 2001, the estimated fair value adjustments of options were charged-off against the allowance for losses on guarantees.
[2] Includes impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
[3] Total securities consist of investment securities considered part of the Bank’s credit portfolio.
[4] The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

Impaired Loans

          Total impaired loans were $255.6 million at December 31, 2004 compared to $444.9 and $691.5 million at December 31, 2003 and 2002, respectively.  At December 31, 2004, the Bank’s entire $206.8 million loan portfolio in Argentina was classified as impaired assets and all interest income on these loans is accounted for on a cash basis.  During the first quarter of 2005, the Bank placed its $13.2 million exposure to an Argentine corporate client back on accrual basis.

          The following table sets forth for the years ended December 31, 2002, 2003 and 2004 the amount of impaired loans in the Bank’s loan portfolio, interest actually collected on these loans and thus included in income, interest which would have been recorded if the loans had not been classified as impaired and forgone interest revenue as a result of impaired loans.

	For the Year Ended December 31,

	2002	2003	2004

	(in $ thousands)
Impaired loans	$691,472	$444,876	$255,552

Interest which would have been recorded if the loan had not been impaired	26,836	28,889	18,716
Interest actually collected on impaired loans and included in income	16,572	24,086	18,692

Forgone interest revenue as a result of impaired loans	$10,263	$4,802	$24

          Except as shown in the above table, management does not believe that there is a material amount of loans with respect to which it has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which could result in such loans becoming non-accruing loans.

          Loans are charged-off when they are deemed uncollectible, after giving consideration to factors such as the customer’s financial condition and underlying collateral and guarantees, as well as general and industry economic conditions.  Normally this takes place within 12 months of a loan being classified in the “loss” category, which is defined as a credit where recovery is deemed improbable, although there may still be relevant specific factors which could result in improved prospects, such as eventual capital injections and the outcome of liquidation proceedings.

Impaired Contingencies

          Contingencies are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and ultimate collection of principal or interest is doubtful.

          At December 31, 2002, the Bank had identified Argentine contingencies as impaired for a total of $45.4 million for which it provisioned $14.5 million.   At December 31, 2003, the Bank maintained Argentine impaired contingencies for a total of $31.9 million for which it provisioned $20.5 million.  At December 31, 2004, these Argentine impaired contingencies totaled $32.3 million for which the bank provisioned $20.7 million. Except for these cases, management does not believe that there is a material amount of contingencies with respect to which it has serious doubts as to the ability of the obligors to comply with the present terms thereunder.

Impaired Securities

          At December 31, 2004, 2003 and 2002, all Argentine securities, registered as available for sale, were classified as impaired securities, given that the decline in their fair value was considered other than temporary.  At December 31, 2004, 2003 and 2002 Argentine impaired securities with a par value of $5.3 million, $9.8 million and $107.2 million, respectively, were recorded at their fair value of $0.9 million, $5.3 million and $34.6 million, respectively.

          The $97.4 million decline in par value of impaired investment securities during 2003 was mostly attributed to the sale of Argentine securities with a par value of $93.5 million (fair value of $27.3 million at December 31, 2002).  In addition, during 2003, an impaired security with a par value of $9.5 million (fair value of $4.6 million at December 31, 2002) was restructured and converted into loans.  These declines were offset by the booking of investment securities with a par value of $5.6 million (fair value of $0.9 million) that were received in lieu of payment of an impaired Argentine loan, during 2003.  The $4.5 million decline in the par value of impaired securities during 2004 is attributed to the sale of Argentine securities with a par value of $4.2 million, as well as payments received by the Bank for $0.3 million.

          During the first quarter of 2005, the Bank charged-off an Argentine investment security with par value of $5.3 million (fair value of $0.9 million), bringing the outstanding balance of impaired securities to $0.00 at March 31, 2005.

Allowance for Credit Losses

          The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and contingencies.  For additional information regarding allowance for credit losses, see “Critical Accounting Policies—Allowance for Credit Losses.”

          The allowance for credit losses consists of two elements.  One element represents the aggregate of estimated losses on the Bank’s impaired loans and contingencies.  The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank, net of impaired credits.

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

          On a quarterly basis, the Bank estimates probable credit losses on the balance of its loans and contingencies using a provisioning matrix model which differentiates risk into three categories: country risk, borrower risk and transaction type risk, and aggregates the sum of these factors.  For each of the three categories, the Bank determines a percentage probability of loss with respect to each of its credits.  These percentage loss probabilities are then aggregated for each credit with the weightings for the three risk categories being determined based on a number of factors, with the rating of the country in which the borrower is located, borrower risk and transaction risk receiving nearly equal weight.  As the country rating declines, the weighting of the country risk factor increases up to a maximum of 45%.  To determine the probability of loss due to country risk, the Bank uses sovereign ratings of well-known independent rating agencies.  For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix.  The Bank’s rating system closely follows the probability of default matrix of a well-known rating agency.  To determine the probability of loss based on transaction risk, the Bank evaluates each transaction mainly by taking into account whether the risk is a short-term trade transaction or otherwise.  This process results in a percentage for each credit representing the estimated probability of loss for the credit.  These percentages are then multiplied by the amount of each credit and the amounts are then aggregated to determine this element of the allowance for credit losses.  The Bank also reviews the adequacy of the allowance taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted.

          At December 31, 2004, the Bank’s total allowance for credit losses amounted to $139.5 million, compared to $258.3 million at December 31, 2003 and to $453.1 million at December 31, 2002.  At December 31, 2004, $83.9 million of the allowance for credit losses represented estimated specific allowances related to specific Argentine impaired loans and contingencies, and $18.5 million represented an estimated specific allowance related to specific Brazilian impaired loans, compared to $195.4 million and $16.3 million, respectively, at December 31, 2003, and to $379.8 million and $18.7 million, respectively, at December 31, 2002.

          The $194.8 million decline of the allowance for credit losses during 2003 was mainly due to a $184.4 million reduction in the specific allowance for Argentine credits, given the $338.9 million reduction in the Argentine credit portfolio mostly related to asset sales and credit repayments.

          The $118.9 million reduction in the total allowance for credit losses during 2004 was mainly due to a $111.5 million reduction in the specific allowance for Argentine credits, mostly related to payments and prepayments of Argentine restructured credits, as well as recoveries and sales of Argentine loans.  In addition, the Bank decreased its generic reserves assigned to certain countries by $9.5 million, due to improved risk level; and decreased specific reserves by $2.1 million assigned to a non-accruing loan in Brazil due to payments received. These reductions were partially offset by a $4.3 million increase in the specific allowance assigned to a loan in Brazil placed on non-accrual status during the fourth quarter of 2004.

          The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at the dates indicated.

	At December 31,

	2000	2001	2002	2003	2004

	(in $ thousands, except percentages)
Components of the allowance for credit losses
Allowance for loan losses:
Balance at beginning of the year	$117,670	$110,388	$177,484	$429,720	$224,347
Provision	8,000	77,144	272,586	(69,508)	(111,400)
Recoveries	307	286	292	1,971	6,396
Loans charged-off	(15,589)	(10,334)	(20,641)	(137,836)	(12,991)

Balance at the end of the year	$110,388	$177,484	$429,720	$224,347	$106,352
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$6,000	$17,200	$17,200	$23,370	$33,973
Provision	11,200	0	6,170	10,603	(871)

Balance at end of the year	$17,200	$17,200	$23,370	$33,973	$33,101
Allowance for losses on guarantees (potential credit and market losses on options):
Balance at beginning of the year	$6,838	$5,025	$0	$0	$0
Provision charged to expenses	0	0	0	0	0
Reclassification due to SFAS 133 adoption	0	(5,025)	0	0	0
Guarantees charged-off	(1,813)	0	0	0	0

Balance at the end of the year	$5,025	$0	$0	$0	$0

Total allowance for credit losses	$132,613	$194,684	$453,090	$258,320	$139,454

Allowance for credit losses to total credit portfolio	2.0%	3.0%	13.7%	9.1%	4.7%

          The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses, by country at December 31 of each year set forth below:

	At December 31,

	2000	%	2001	%	2002	%	2003	%	2004	%

	(in $ thousands, except percentages)
Argentina	$4,138	26.5	$10,332	100.0	$19,674	95.3	$137,020	99.4	$12,991	100.0
Mexico	11,424	73.3	0	0.0	967	4.7	0	0.0	0	0.0
Panama	0	0.0	2	0.0	0	0.0	0	0.0	0	0.0
Paraguay	0	0.0	0	0.0	0	0.0	816	0.6	0	0.0
Peru	27	0.2	0	0.0	0	0.0	0	0.0	0	0.0

Total	$15,589	100.0	$10,334	100.0	$20,641	100.0	$137,836	100.0	$12,991	100.0

          The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at the dates indicated.

	At December 31,

	2002		2003		2004

Country	Total	%	Total	%	Total	%

	(in $ millions, except percentages)
Argentina	$379.8	83.8	$195.4	75.7	$83.9	60.2
Bolivia	0.2	0.0	0.0	0.0	0.0	0.0
Brazil	51.0	11.3	35.1	13.6	29.3	21.0
Chile	0.0	0.0	0.1	0.0	0.2	0.2
Colombia	0.7	0.2	0.8	0.3	1.3	0.9
Costa Rica	0.3	0.1	0.6	0.3	0.2	0.1
Dominican Republic	1.8	0.4	0.8	0.3	3.9	2.8
Ecuador	7.8	1.7	11.4	4.4	14.4	10.3
El Salvador	0.0	0.0	0.1	0.0	0.2	0.1
Guatemala	0.1	0.0	0.3	0.1	0.2	0.2
Honduras	0.0	0.0	0.0	0.0	0.4	0.3
Jamaica	0.4	0.1	1.0	0.4	1.0	0.7
Mexico	0.3	0.1	0.6	0.2	1.2	0.8
Nicaragua	0.6	0.1	2.1	0.8	0.7	0.5
Panama	0.1	0.0	0.2	0.1	0.4	0.3
Paraguay	0.1	0.0	0.0	0.0	0.0	0.0
Peru	0.8	0.2	2.0	0.8	1.3	1.0
Trinidad & Tobago	0.1	0.0	0.3	0.1	0.2	0.2
Venezuela	8.9	2.0	7.4	2.9	0.4	0.3
Other	0.0	0.0	0.2	0.1	0.2	0.1

Total Allowance for Credit Losses	$453.1	100.0%	$258.3	100.0%	$139.5	100.0%

          The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower in the Region at the dates indicated.

	At December 31,

	2002	2003	2004

	(in $ thousands)
Private sector commercial banks	$127,121	$33,411	$30,121
State-owned commercial banks	117,428	129,199	59,993
Central banks	6,211	7,997	9,985
Sovereign debt	706	2,078	0
State-owned exporting organizations	7,939	10,211	6,610
Private corporations	193,685	75,241	32,556
Other	0	182	189

Total	$453,090	$258,320	$139,454

          Management believes that the Bank’s credit loss allowance level should reflect the potential for political and economic instability in countries in the Region and economic cycles.  The recent events in countries such as Argentina, Ecuador, Bolivia, the Dominican Republic and Venezuela provide an example of the potential for economic instability in the Region and the need to maintain the allowance at an adequate level.  Given the Bank’s large exposure to borrowers in a number of countries in the Region with the potential for economic and/or political instability and their high dependency on external capital, the Bank believes that its policy regarding the allowance for credit losses is appropriate.  The determination of the appropriate level of allowances for credit losses necessarily requires management’s judgment, including assumptions and estimates made in the c ontext of rapidly changing political and economic conditions in many of the countries in the Region.  Accordingly, there is no assurance that the Bank’s current level of the allowance will prove to be adequate in light of current and future events, particularly in Argentina.

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

All impaired loans are on a non-accruing status and interest on these loans is accounted for on a cash basis.  Average balances have been computed on the basis of consolidated daily average balance sheets.

	Year Ended December 31,

	2002			2003			2004

Description	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate

	(in $ thousands, except percentages)
INTEREST-EARNING ASSETS
Interest-bearing deposits with banks	$563,265	$9,717	1.70%	$401,159	$4,621	1.14%	$212,801	$2,729	1.26%
Securities purchased under agreements to resell	182,258	4,660	2.52	132,022	2,619	1.96	88,692	1,733	1.92
Loans, net	2,944,712	117,450	3.93	1,654,002	59,240	3.53	1,795,388	47,055	2.58
Impaired loans	418,900	16,572	3.90	572,812	24,086	4.15	356,278	18,692	5.16
Investment securities	255,285	17,402	6.72	124,686	7,830	6.19	92,051	5,942	6.35

TOTAL INTEREST-EARNING ASSETS	$4,364,420	$165,800	3.75%	$2,884,681	$98,395	3.36%	$2,545,209	$76,152	2.94%

Non-interest-earning assets	$76,074			$56,553			$61,213
Allowance for loan losses	(323,110)			(324,758)			(178,513)
Other assets	34,667			14,428			7,188

TOTAL ASSETS	$4,152,052			$2,630,904			$2,435,097

INTEREST-BEARING LIABILITIES
Deposits	$791,601	$15,283	1.90%	$573,348	$7,348	1.26%	$772,060	$11,939	1.52%
Short-term borrowings and placements	1,218,036	33,555	2.72	604,209	12,050	1.97	533,232	9,388	1.73
Medium- and long-term borrowings and placements	1,568,723	52,183	3.28	867,599	24,644	2.80	392,063	11,937	2.99
Redeemable preferred stock[1]	0	0	n.a.	5,319	366	6.78	9,227	862	9.19

TOTAL INTEREST-BEARING LIABILITIES[2]	$3,578,360	$101,021	2.78%	$2,050,474	$44,408	2.14%	$1,706,582	$34,127	1.97%

Non-interest bearing liabilities and other liabilities	$113,911			$109,584			$105,553

TOTAL LIABILITIES	$3,692,271			$2,160,058			$1,812,134

Redeemable preferred stock	13,624			5,982			0
Stockholders’ equity	446,157			464,864			622,963

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	$4,152,052			$2,630,904			$2,435,097

NET INTEREST SPREAD[3]			0.96%			1.23%			0.98%
NET INTEREST INCOME AND NET INTEREST MARGIN [4]		$64,779	1.48%		$53,987	1.87%		$42,025	1.65%

[1] SFAS 150, which requires the inclusion of the redeemable preferred stock as part of the “other liabilities” line item, was effective as of July 1, 2003.

[2]  For 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform with the required presentation for 2003 pursuant to U.S. GAAP.

[3] Net interest spread represents the average yield earned on interest-earning assets less the average yield paid on interest-bearing liabilities.
[4] Net interest margin is computed by dividing net interest income (total interest earned minus total interest paid) by the average balance of interest-earning assets.

Changes in Net Interest Income — Volume and Rate Analysis

          Net interest income is affected by changes in volume and changes in interest rates.  Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities.  Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities.  The following table sets forth a summary of changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2003 compared to 2002 and for 2004 compared to 2003.  Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2003 vs. 2002			2004 vs. 2003

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in $ thousands)
INCREASE (DECREASE) IN INTEREST INCOME
Interest-bearing deposits with banks	$(2,332)	$(2,764)	$(5,096)	$(2,293)	$401	$(1,891)
Securities purchased under agreements to resell	(1,140)	(901)	(2,041)	(853)	(32)	(886)
Loans, net	(48,854)	(9,356)	(58,210)	4,385	(16,569)	(12,185)
Impaired loans	6,280	1,234	7,514	(10,233)	4,839	(5,394)
Investment securities	(8,552)	(1,020)	(9,572)	(2,078)	190	(1,888)

TOTAL INCREASE (DECREASE)	$(54,597)	$(12,808)	$(67,405)	$(11,072)	$(11,171)	$(22,243)

INCREASE (DECREASE) IN INTEREST EXPENSE
Deposits	(3,506)	(4,429)	(7,935)	2,810	1,780	4,590
Short-term borrowings and placements	(14,576)	(6,929)	(21,505)	(1,333)	(1,330)	(2,662)
Medium- and long-term borrowings and placements	(21,619)	(5,920)	(27,539)	(13,993)	1,286	(12,707)
Redeemable preferred stock	183	183	366	317	180	497

TOTAL INCREASE (DECREASE)	$(39,518)	$(17,096)	$(56,613)	$(12,199)	$1,917	$(10,282)

INCREASE (DECREASE) IN NET INTEREST INCOME	$(15,080)	$4,288	$(10,792)	$1,127	$(13,089)	$(11,962)

Revenues Per Country

          The following table sets forth information regarding the Bank’s approximate net revenues per country for the years ended December 31, 2002, 2003 and 2004, with net revenues calculated as the sum of net interest income, net commission income, gain on sale of securities available for sale, gain on early extinguishment of debt, gain (loss) on foreign currency exchange and other income.

	For the year ended December 31,

	2002	2003	2004

	(in $ millions)
Argentina	$9.0	$38.5	$14.6
Bolivia	0.5	0.1	0.0
Brazil	30.1	25.2	17.9
Chile	1.1	1.1	1.1
Colombia	2.7	1.4	2.2
Costa Rica	1.0	0.6	1.0
Dominican Republic	5.4	3.8	1.1
Ecuador	2.1	2.5	2.8
El Salvador	0.4	0.2	0.6
Guatemala	0.5	0.6	0.6
Honduras	0.0	0.0	0.1
Jamaica	0.3	0.6	0.6
Mexico	7.8	2.2	4.1
Nicaragua	0.9	0.5	0.4
Panama	0.5	0.4	0.6
Paraguay	0.1	0.0	0.0
Peru	2.0	1.5	1.1
Trinidad & Tobago	1.1	0.9	0.6
Uruguay	0.0	0.0	0.0
Venezuela	6.4	2.7	1.2
Other	4.1	1.5	0.2

Total	$76.1	$84.1	$50.8

          Net revenues for 2004 was $50.8 million, as compared to $84.1 million for 2003 and $76.1 million for 2002.  The decline in net revenues for 2004 compared to 2003, was primarily due to:

•	a decline in the average credit portfolio from $3.0 billion in 2003 to $2.7 billion in 2004, and

•	a decline in the credit portfolio average spread from 2.84% in 2003 to 1.87% in 2004.

Competition

          The Bank operates in a highly competitive environment in most of its markets.  Management recognizes that the Bank needs to continue to invest and adapt to remain competitive.  The Bank faces strong competition in making loans, in attracting deposits, and in providing fee-generating services.  The Bank’s competition in making loans comes principally from regional and international banks.  Financial disintermediation by the local and international securities markets and specialized finance companies is another factor that represents competition to the Bank’s lending activity.  Whenever economic conditions and risk perception improve in the largest countries of the Region, the competition from commercial banks, the securities markets and other new participants increases accordingly.  This competition may have the effect of reducing the spreads of the Bank’s lending rates over its cost of funds and constraining the Bank’s profitability in the future.  The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services.

          The Bank believes that most of the competition it faces in the trade financing area and within the markets served by the Bank is from international banks, mostly European and North American, which provide similar financing services.  Due to economic developments in the Region, the Bank has fewer competitors because many international banks have reduced their exposure in the Region or have withdrawn from the Region altogether, although, starting in late 2004, the trend started to change, as the market saw a number of banks return to the Region.  Although international banks compete with the Bank, they are also providers of funding for the Bank and represent a source of business for the Bank.  For example, many of these international banks provide credit facilities to the Bank to finance the Bank’s trade finance activity.

          The Bank also lends to branches or subsidiaries of certain international banks in the Region.  At December 31, 2004, loans to international banks represented approximately 11.7% of the Bank’s total loans.  Furthermore, the Bank provides country risk coverage to branches of certain international banks that want to increase their activity in the Region, but cannot increase cross-border risk.

          During 2002 and 2003, available credit lines to the Region declined due to increased country risk perception of Latin America.  Banks in both the United States and Europe, the traditional sources of credit facilities in Latin America, were impacted by two significant forces: first, many of these were facing credit, trading and/or profitability difficulties in their home markets, which forced them to focus their resources on the defense of their core franchises; second, under these circumstances, banks turned particularly risk adverse. During late 2004, international banks in general started to return to the Region.  This impacted pricing, and, to a lesser extent, volume.

          In response to recent developments in the Region and the effect of such developments on the Bank (see “Key Information—Risk Factors”), the Bank’s management has decided to focus its future efforts on its core trade financing business.

          The Bank believes that competition also comes from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region as well as non-bank specialized financial institutions.  The Bank competes primarily on the basis of competitive pricing in financing trade-related transactions, providing a stable supply of credit to its clients and the quality of its service.  The Bank believes that it continues to possess a competitive advantage in that it enables its customer banks to meet their clients’ financing needs, but does not compete directly with these banks for the business of their clients.  Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing.  The Bank believes that it is an important source of trade finance to many of its clients.  The Bank also believes that its operating efficiencies, commitment to the Region, preferred creditor status, market knowledge, and business focus constitute important competitive advantages in certain markets.

          The trade financing business is also subject to changes.  Increased open account exports and new financing requirements from multinational corporations are putting more pressure on the way banks traditionally intermediate foreign trade financing.  The Bank cannot predict with certainty the changes that may occur and how these may affect the competitiveness of its businesses.  Although the Bank has undertaken several initiatives to adapt to and benefit from these changes, it is possible that competition with the Bank’s products will, in the future, reduce demand for the Bank’s services.  If this were to occur, the Bank may be required to take steps to further adapt to the changing competitive environment.

          Consolidation in the banking systems within the markets in which the Bank operates could potentially affect the competitive environment in these markets.  The consolidation process in most countries of the Region has reduced the number of client banks that the Bank can work with.  The acquisition of local banks by large international banks in the local markets of the Region may also change the competitive environment.  The Bank cannot predict with certainty the extent to which these changes in the banking industry may occur or the success that they may achieve.  Although the Bank currently has a strong position in each of its market segments and is undertaking several initiatives to adapt, these changes in the business and in the markets of this Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources and its ability to develop and diversify its sources of income.

Regulation

General

          The Superintendency of Banks in Panama (the “Superintendency of Banks”) regulates, supervises and examines Bladex.  In addition, the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board.  The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks in the United States by federal and state regulatory authorities.

          As of October 5, 2004, the Superintendency of Banks entered into an arrangement for the sharing of supervisory information with various U.S. regulators, including the Federal Reserve Board, the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation (the “Statement of Cooperation”).  The Statement of Cooperation promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive consolidated supervision.

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

          General License Banks must have a paid-in capital of not less than $10 million.  Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets.  Capital is defined to include primary capital and secondary capital.  Primary capital (Tier 1 capital) is comprised of paid-in capital, declared reserves and retained earnings while secondary capital (Tier 2 capital) includes undeclared reserves, reevaluations reserves, general reserves for losses, certain hybrid debt capital instruments and certain subordinated indebtedness.  Secondary capital may not exceed primary capital.  These standards are based on the Basel Capital Accord.  The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth i n the Basel Capital Accord become more stringent, in order to comply with such new international standards.

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

          Pursuant to the Banking Law, no bank in Panama may make loans or issue guarantees or any other obligations, to any one person or a group of related persons in excess of 25% of the Bank’s total capital; provided that, for Panamanian banks (i) whose shares are owned by governmental institutions and private institutions, (ii) whose principal office is located in Panama, and (iii) whose main line of business is lending to other banks (“Exempted Banks”), the foregoing lending limit is 30%.  Bladex is an “Exempted Bank.”  As a result of the Bank’s decision to increase its allowance for credit losses and to take a charge for impairment losses on securities in 2002 and the corresponding reduction in the Bank’s total assets and capital, the Bank exceeded this 30% limit with respect to several borrowers.  The Superintendency of Banks granted the Bank a waiver of this requirement in July 2002, which allowed it one year to reduce its credits to non-Argentine borrowers to the 30% limit (which it has done), and an unspecified period to reduce exposure to Argentine clients to the 30% limit, as market conditions allow.   During the second quarter of 2003, the Bank raised new equity capital in the amount of $147.0 million through a rights offering.  As of the date hereof, the Bank is in full compliance with the above lending limits.

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

          The Banking Law contains further limitations and restrictions with respect to loans and credit facilities to parties related to the lending banks.  For instance, under the Banking Law, all loans made to managers, officers, employees or stockholders who are owners of 5% or more of the lending Bank’s outstanding and issued capital stock shall be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions.  In addition, shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by such bank.

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

          The Banking Law provides that banks in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years.  Such supervisory powers of the Superintendency of Banks also extend to a bank’s subsidiaries and branches.  The Superintendency of Banks last inspected Bladex in 2004 and the results of this inspection were fully satisfactory.    Bladex is required to file monthly balance sheets and related financial statements with the Superintendency of Banks.  Additionally, banks are required to file with the Superintendency of Banks quarterly and annual statements indicating the classification of their credit facilities and other reports and information, as prescribed by the Superintendency of Banks.  In addition, banks are required to make available for inspection their accounting records, minutes, reports on cash on hand, securities, receipts, and any other reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations.  Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.

          Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank when it considers this course of action to be in the best interests of the depositors, and to guarantee the solvency and continuity of such bank.  The Superintendency of Banks is given broad powers to reorganize a bank.  The Superintendency of Banks may request the stockholders of a bank to pay in additional capital or authorize the issuance of new shares and the sale of such shares to third parties at prices pre-determined by the Superintendency of Banks.  Furthermore, the Superintendency of Banks may recommend fundamental restructuring schemes, including merger or consolidation with other banks, negotiation of bridge loans, sale or partial liquidation of assets and granting of security interests in connection with such reorganization plans.  Ultimately, if the reorganization of the applicable bank fails, the Superintendency of Banks may begin the liquidation process.

          The Banking Law has established an annual supervisory charge to be paid by General License Banks equal to $30,000 plus $35.00 per each $1.0 million in assets, with the latter amount being limited to a maximum charge of $100,000.  The total amount due in this regard by Bladex for the year 2004 was $130,000.

United States Law

          Bladex operates a New York state-licensed agency in New York, New York and maintains a wholly-owned non-banking subsidiary in Delaware that is not engaged in activities other than holding 0.001% interest in an affiliated company.  On January 12, 2005, Bladex after receiving approval from the Superintendency of Banks, applied to the Federal Reserve Board and the Florida Department of Financial Services to establish a representative office in Miami, Florida.

          New York State Law.  The New York Agency, established in 1989, is licensed by the Superintendent of Banks of the State of New York (the “Superintendent”) under the New York Banking Law.  The New York Agency maintains an international banking facility, established in 1989, that is also regulated by the Superintendent and the Federal Reserve Board.  The New York Agency is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency.  In this regard, New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to deposit-taking activities.

          The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate.  Under the current requirement, the New York Agency is required to maintain a pledge of 1% of its total third-party liabilities, subject to a minimum of $2.0 million.  At December 31, 2004, the New York Agency maintained a pledge of $4.2 million, representing the minimum required amount.

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

          Bladex also is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States.  Generally, any non-banking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA.  At present, Bladex has one subsidiary in the United States, Bladex Holdings Inc., that is incorporated under Delaware law.  That subsidiary is not engaged in any activity, other than owning 0.001% of a Brazilian limited liability company that serves as Bladex’s Brazilian representative office.

          The USA PATRIOT Act of 2001 (the “PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significantly new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States.  Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for an institution.  The New York Agency is a financial institution within the meaning of the PATRIOT Act.

Comparison of United States and Panama Banking Regulation

          Since enactment of the Banking Law in Panama in 1998, the “Panama Banking Law”, the regulation and supervision of Bladex in Panama is broadly similar to the regulation and supervision of comparable banking organizations in the United States.  The following discussion highlights the principal differences in the two jurisdictions, with respect to key aspects of banking regulation and supervision.

          Capital Adequacy:  The key measure of bank soundness internationally is the risk-based capital standards under the Basel Capital Accord.  In the United States, both domestic banks and foreign banks that operate offices in the United States generally are required to comply with the Basel Capital Accord although the Basel Standard is applied to the foreign bank as a whole.  Under the Panama Banking Law, Panama banks, including Bladex, are likewise subject to the Basel Capital Accord.  Accordingly, there is no significant difference between the two jurisdictions in this regard.

          Deposit-taking:  Under the Panama Banking Law, Bladex has full power to accept deposits in Panama from residents and non-residents of Panama.  Banks in the United States that take deposits from the public are required to have FDIC insurance.  However, agencies of foreign banks, including the New York Agency, are prohibited from taking deposits from U.S. residents.

          Lending Limits:  Limitations on the amount that can be loaned to a single borrower, or group of related borrowers, is considered an important aspect of bank safety and soundness in the United States.  Under New York law, banks generally are limited to lending no more than 15% of their capital and surplus to any one borrower or group of related borrowers.  An additional 10% may be loaned if fully secured.  Federal law imposes similar requirements on national banks and federally licensed branches and agencies of foreign banks.  Because Bladex operates in New York through the New York Agency, these limitations apply to the Bank’s total capital and surplus.  The limitations under the Panama Banking Law are somewhat less stringent, since up to 25% may be loaned unsecured.  Also, as an Exempted Bank, Bladex may lend up to 30% in some circumstances.

          Insider Lending:  United States banks that are FDIC-insured are subject to limitations on loans to officers and directors (“insiders”), but are exempt from the prohibition on loans to insiders enacted into law in 2002 under the Sarbanes-Oxley Act (“SOX”).  Because it issues securities registered with the Securities and Exchange Commission and is not FDIC-insured, Bladex is subject to an outright prohibition on insider lending, and in this respect is subject to SOX and more stringently regulated than most United States domestic banks.  Under Panama law, Bladex is subject to percentage limitations on insider lending that in some cases may be more liberal than under United States law.  Under SOX, however, the United States prohibition applies to loans made by Bladex to insiders, even if made outside the United States.

          Comprehensive Consolidated Supervision:  Foreign banks are not permitted to open direct banking offices in the United States unless the Federal Reserve Board determines that they are subject to “comprehensive consolidated supervision” (“CCS”) on a worldwide basis by their home country regulator.  Because the New York Agency was established prior to 1991, it was not required to meet this standard with respect to its existing office.  To date, the Federal Reserve Board has not made a determination that any Panamanian bank is subject to CCS.  However, such a determination would only be made in the context of an application by a Panamanian bank to establish or expand its operations in the United States.  As noted above, Bladex has applied to the Federal Reserve Board and the Florida Department of Financial Services to establish a representative office in the State of Florida and is subject to a CCS review.  All banks operating in Panama, both domestic and foreign, are also subject to consolidated supervision by the Superintendency of Banks.  Foreign banks are not permitted to open offices in Panama unless the Superintendency of Banks determines that the foreign bank is subject to consolidated supervision by its home country regulator.  Foreign offices and subsidiaries of Panamanian banks located outside of Panama are subject to supervision by the Superintendency of Banks.

          Reporting and Examination:  Under United States law, banks are subject to on-site examination by State and/or federal regulators on at least an annual basis.  In addition, foreign banks with a branch or agency in New York, including Bladex, are required to file annual reports with the Federal Reserve Board and the New York State Banking Department, and are required to notify, or receive the prior approval of, the Federal Reserve Board if they undergo significant changes in structure in the United States, such as by establishing a subsidiary.  Under Panama law, examinations are required to be carried out at least every two years.  In addition, banks are required to file monthly, quarterly and annual reports with the Superintendency of Banks and are also required to notify, and in some cases obtain prior approval from, the Superintendency of Banks if they undergo signi ficant changes in structure.

4.C     Organizational Structure

          Banco Latinoamericano de Exportaciones, S.A. (in its individual capacity, “Bladex Panama”) has three primary subsidiaries:

•

Banco Latinoamericano de Exportaciones, Limited (“Bladex Cayman”), a wholly owned subsidiary incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987.  Bladex Cayman ceased all banking business and surrendered its banking license in December 2004 and is in the process of being dissolved.

•

Bladex Holdings Inc. (“Bladex Holdings”), which is a wholly owned subsidiary, was incorporated under the laws of the state of Delaware on May 30, 2000 and continues to exist thereunder, although it does not currently conduct any commercial activity

•

Bladex Representaçao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, was established to operate the Bank’s representative office in Brazil.  Bladex Representaçao Ltda. is 99.999% owned by Bladex Panama and 0.001% owned by Bladex Holdings.

          The Bank commenced operations with stockholders’ equity of $25 million paid by 186 stockholders and, at December 31, 2004, had stockholders’ equity of $656.1 million. The Bank has three classes of common shares as follows:

•

Class A shares: Central banks or governmental financial institutions from 23 countries in the Region, own all of the Bank’s Class A shares, which at December 31, 2004 comprised 16.3% of the Bank’s common stock.

•	Class B shares: 125 commercial banks, mostly from the Region, own the Bank’s Class B shares, which at December 31, 2004 comprised 8.4% of the Bank’s common stock.

•	Class E shares: At December 31, 2004 Class E shares comprised 75.3% of its common stock, and are listed on the New York Stock Exchange.

          As of December 31, 2004, the Board was comprised of three directors representing holders of the Class A common shares, five directors representing holders of the Class E common shares, and two directors representing all classes of common shares.  On January 2, 2004, the Bank’s Class B stockholders forfeited to the Class E stockholders their right to elect two directors, due to the percentage of Class B share ownership as of that date.  For additional information regarding stockholders’ voting rights see “Articles of Incorporation”.

4.D    Property, Plants and Equipment

          The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which was completed in 1983.  The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site in the banking district of the city.  As of the date hereof, the Bank also leases 136 square meters of office space in a nearby building.  In addition, the Bank leases the following office space:  (i) 150 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (ii) 149 square meters for Bladex Representação Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, (iii) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico; and (iv) 302 square meters of office space at 708 Third Avenue, 16th Floor, New York, NY 10017 for its New York Agency.  See also Note 8 to Consolidated Financial Statements.

Item 5.          Operating and Financial Review and Prospects

          The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Nature of Earnings

          The Bank derives its income principally from net interest income and, to a lesser extent, from fee income.  Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities.  The Bank generates fee income mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, loan origination and sales.

5.A    Operating Results

          The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated below:

	At and For the Year Ended December 31,

	2002	2003	2004

	(in $ thousands, except per share amounts and percentages)
Total interest income	$165,800	$98,395	$76,152
Total interest expense[1]	(101,021)	(44,408)	(34,127)

Net interest income	64,779	53,987	42,025
(Reversal) Provision for loan losses	272,586	(69,508)	(111,400)

Net interest income (loss) after provision for loan losses	(207,807)	123,495	153,425
Other income (expense):
Commission income, net[1]	8,886	7,446	5,928
Reversal (Provision) for losses on off-balance sheet credit risk	(6,170)	(10,603)	871
Derivatives and hedging activities	(341)	(7,988)	48
Impairment loss on securities	(44,268)	(953)	0
Gain on the sale of securities available for sale	184	22,211	2,922
Gain on early extinguishment of debt	1,430	789	6
Gain (loss) on foreign currency exchange	301	(382)	(194)
Other income	553	42	77

Net other income (expense)	(39,425)	10,562	9,658
Total operating expenses	(19,259)	(22,561)	(21,352)

Income (loss) from continuing operations	$(266,492)	$111,496	$141,730
Discontinued operations:
Loss from operations and disposal of business segment	(2,346)	0	0

Net income (loss)	$(268,838)	$111,496	$141,730

Net income (loss) available for common stockholders	$(269,850)	$111,130	$141,730

Net income (loss) per share after Preferred Stock dividend	$(15.56)	$3.88	$3.61
Return on average assets	(6.47)%	4.24%	5.82%
Return on average stockholders’ equity	(60.48)%	23.91%	22.75%

[1]  For 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform with the required presentation for 2003 pursuant to U.S. GAAP.

Net Income

          During 2004, Bladex achieved record consolidated net income of $141.7 million, compared to $111.5 million in 2003 and compared to a net loss of $268.8 million in 2002.  The Bank’s net income for the last two years reflected the effect of sales, payments and prepayments of the Bank’s Argentine portfolio.  During 2004, the Bank collected $168.3 million in payments and prepayments of principal on its Argentine portfolio which, together with sales of Argentine loans with a face value of $23.0 million and $6.4 million in recoveries related to Argentine loans charged-off in previous years, resulted in reversals of allocated credit loss provisions back to earnings, generating a profit for accounting purposes of $104.9 million.

          During 2003 the Bank sold Argentine obligations with a face value of $308.0 million, which resulted in reversals of the allowance for credit losses of $62.9 million and gains on the sale of securities of $22.2 million.

          During 2002, the Bank’s results were affected by charges of $272.6 million representing provisions for credit losses related to the Argentine exposure, and charges for $44.3 million, corresponding to impairment loss on certain securities with Argentine exposure.

Net Interest Income and Margins

          The Bank believes that the most important factors that affect net interest income are:

•	operating net interest income (which is the difference between the interest income from lending margins and the Bank’s cost of funds);

•	interest income on available capital funds (the yield of equity funds invested in interest-earning assets); and

•	interest rate gap effect (derived from the difference in repricing terms between interest-earning assets and interest-bearing liabilities).

          Interest income on available capital funds and interest rate gap effect are sensitive to market interest rate changes.  The Bank’s net interest income may also be affected by one-time interest income and adjustments, such as the reversal of unpaid interest accrued when assets are placed on non-accrual status, which was the case in 2002, when most of the Argentine credit portfolio was placed on non-accruing status.

          The following table sets forth information regarding the most important factors that affect net interest income for the periods indicated below.

	For the Year Ended December 31,

	2002	2003	2004

	(in $ millions)
Operating net interest income	$52.1	$42.0	$29.7
Interest income on available capital funds and interest rate gap effect	22.1	12.1	12.3
Reversal of unpaid interest accrued on non-accruing loans and adjustments	(9.4)	(0.1)	0.0

Net interest income	$64.8	$54.0	$42.0

          Net interest income for 2004 was $42.0 million, a decline of $12.0 million compared to 2003.  The decline was primarily due to lower operating net interest income, mostly related to:

•	lower average spreads over LIBOR on the Bank’s accruing loan portfolio, resulting from the generally improved risk perception in the Bank’s markets and generally improved U.S. dollar liquidity; and
•

lower interest collections on the non-accruing credit portfolio, resulting from principal reduction in the Bank’s Argentine portfolio, as well as the reduction in the stock of non-trade credit portfolio, both of which yield a higher spread.

          Net interest income for 2003 was $54.0 million, a decline of $10.8 million compared to $64.8 million in 2002.  The decline was primarily, due to:

•	lower average loan volumes ($2.2 billion in 2003 versus $3.4 billion in 2002) which generated lower operating net interest income;

•	lower average interest rates generated a lower return on the Bank’s available capital funds, which are mostly invested in LIBOR-based floating rate assets;

•

the combination of a matched asset and liability maturity profile and a lower but stable interest rate environment, had a negative effect in the interest rate gap structure of the Bank during 2003, compared to 2002, when the Bank benefited from a declining interest rate environment and larger asset and liability mismatch; and

•

the reversal of unpaid interest accrued on non-accruing loans and adjustments for $9.4 million during 2002, compared to $0.1 million in 2003.  The 2002 reversal was related to placing the Argentine credit portfolio on non-accruing status.

          The following table sets forth the Bank’s net interest income, net interest margin (defined as net interest income divided by the average balance of interest-earning assets), and the net interest spread (defined as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated below:

	For the Year Ended December 31,

	2002	2003	2004

	(in $ millions, except percentages)
Net interest income	$64.8	$54.0	$42.0
Net interest margin	1.48%	1.87%	1.65%
Net interest spread	0.96%	1.23%	0.98%

          In 2004, the net interest margin and net interest spread decreased to 1.65% and 0.98%, respectively, from 1.87% and 1.23%, respectively in 2003, mainly due to lower operating net interest income during 2004, as described above.

          In 2003, the net interest margin and net interest spread increased to 1.87% and 1.23%, respectively, from 1.48% and 0.96%, respectively in 2002, mainly due to higher interest collections on non-accruing assets and lower reversals of unpaid interest accrued on non-accruing loans in 2003.

          For additional information regarding average loan volumes and interest rates, see “Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials”.

(Reversal) Provision for Loan Losses

          The Bank’s (reversal) provision for loan losses was $(111.4) million in 2004, $(69.5) million in 2003 and $272.6 million in 2002. The $111.4 million provision reversal during 2004 was mainly due to provision reversals related to Argentina, including:

•	$92.5 million in payments and prepayments on restructured loans,

•	$6.4 million in loan recoveries, and

•	$6.3 million in sales of loans.

          In addition, during the year, the Bank decreased $8.4 million in generic reserves assigned to certain countries mainly due to improved risk levels, and reversed $2.1 million in specific reserves related to a non-accruing loan in Brazil due to payments received.  These reversals were partially offset by a $4.3 million increase in specific reserves assigned to a loan in Brazil placed on non-accrual status during the fourth quarter of 2004.

          Of the reversal amount for 2003, $62.9 million resulted from the sale of loans of six Argentine borrowers during the year. The $6.6 million balance related to an $8.5 million net increase in specific allowances for loan losses for Argentine borrowers and a net $15.1 million reduction in other allowances for loan losses, of which approximately $14.0 million was related to Brazil, as a result of that country’s improved economic situation.

          During 2002, as a result of the Bank’s concerns about the collectibility of its Argentine loan portfolio, after careful consideration, and based upon rigorous analysis of all the relevant factors and the results of an individual review of all Argentine clients, the Bank’s Board decided to further increase the allowance for loan losses by $272.6 million.

          Further pre-payments, scheduled payments and sales of Argentine obligations would trigger additional reversal of provision related to these Argentine obligations.

Commission Income

          We generate commission income primarily from originating letters of credit, guarantees, country risk coverage, and loans.  The following table shows the components of commission income for the periods set forth below:

	For the Year Ended December 31,

	2002	2003	2004

	(in $ thousands)
Letters of credit	$3,655	$4,242	$3,894
Guarantees:
Other guarantees	2,305	936	462
Country risk coverage business	1,997	1,251	1,078
Loans and other	968	1,460	603

TOTAL COMMISSION INCOME	$8,925	$7,889	$6,037

          Commission income declined $1.9 million in 2004 to $6.0 million at December 31, 2004, from $7.9 million at December 31, 2003.  This decline was mainly due to:

•

a 58.7% decline in loans and other commission income related to the Bank’s decision to reduce loan commitments not related to foreign trade transactions, and to a one-time loan commitment fee of $344 thousand that was recognized during the first quarter of 2003; and

•	a 17.3% average volume decrease in letters of credit and guarantees, reflecting risk-based decisions by the Bank, as well as competitive pressure.

          The decline of $1.0 million in commission income for 2003, as compared to 2002, resulted mainly from a decrease in the volume of guarantees issued.

Reversal (provision) for Losses on Off-Balance Sheet Credit Risk

          The reserve for losses on off-balance sheet credit risk reflects the Bank’s estimate of probable losses on customers’ liabilities under acceptances and financial instruments representing off-balance sheet credit risk to the Bank, such as confirmed letters of credit, stand-by letters of credit, credit commitments, reimbursement undertakings and guarantees, including country risk coverage guarantees.

          Reversal of provision for losses in off-balance sheet credit risk for 2004 was $0.9 million, compared to a $10.6 million provision during 2003 and a $6.2 million provision during 2002.  The 2004 reversal was mainly due to exposure reductions in certain countries.  If, in future periods, there are pre-payments or sales of Argentine off-balance sheet credit risk, we believe this would trigger a reversal of provision related to these Argentine obligations.

          The $4.4 million increase in provision for losses on off-balance sheet credit risk in 2003 compared to 2002, reflected a $5.9 million increase in the reserve relating to off-balance sheet exposure to Argentine banks.

Derivatives and Hedging Activities

          For the year ended December 31, 2004, the Bank registered income of $47.7 thousand in derivatives and hedging activities, compared to a loss of $8.0 million and $340.7 thousand in 2003 and 2002, respectively.  The $8.0 million loss during 2003 was mostly related to the Bank’s decision to unwind interest rate swaps associated with certain high yield fixed-rate securities.

          During 2004, the Bank did not enter into new foreign exchange forward contracts or interest rate swaps transactions.

Impairment Loss on Securities

          During 2004, the Bank did not identify any impairment loss on securities.  For the years ended December 31, 2003 and 2002, impairment losses on securities amounted to $1.0 million and $44.3 million, respectively.  During 2003, the decline in fair value of Argentine investments considered other than temporary was $1.0 million.  During 2002, Argentine securities with a par value of $107.2 million were classified as impaired and were written down to their estimated fair value, resulting in a charge of $44.3 million to income for 2002.

Gain on the Sale of Securities Available for Sale

          From time to time, the Bank purchases debt instruments as part of its credit portfolio lending activity with the intention of selling them prior to maturity.  These debt instruments are classified as securities available for sale.  During 2004 and 2003, the Bank had gains on the sale of securities available for sale for $2.9 million and $22.2 million, respectively, mostly related to the sale of Argentine securities with a face value of  $4.3 million and $93.5 million, respectively. During 2002, the market for debt instruments of the Region declined significantly due to the increased risk perception of the Region, and consequently, income from gains on the sale of securities available for sale was $183.6 thousand.

Operating Expenses

          The following table shows a breakdown of the components of total operating expenses for the periods indicated:

	For the Year Ended December 31,

	2002	2003	2004

	(in $ thousands)
Salaries and other employee expenses	$9,874	$11,390	$10,335
Depreciation	1,418	1,512	1,298
Professional services	2,395	3,147	2,572
Maintenance and repairs	916	1,166	1,207
Other operating expenses	4,656	5,346	5,941

TOTAL OPERATING EXPENSES	$19,259	$22,561	$21,352

          The $1.2 million, or 5.4%, decline in operating expenses for 2004 compared to 2003, was mostly due to lower salaries and other employee expenses related to lower severance costs, restructuring reserves and performance bonuses, which were partially offset by higher insurance premiums, expenses related to new product development and branding, and increased business promotion efforts.

          The $3.3 million, or 17.1%, increase in operating expenses during 2003 compared to 2002, was partly attributable to an increase in expenses related to information technology and systems security projects, higher compensation expenses (including severance costs, restructuring reserves, and employee retention plans) and higher insurance costs.

Changes in Financial Condition

          Total assets were $2.7 billion at December 31, 2004, compared to $2.6 billion at December 31, 2003 and $2.9 billion at December 31, 2002.  The following table summarizes components on the Bank’s balance sheet at the dates indicated below:

	At December 31,

	2002	2003	2004

	(in $ thousands)
ASSETS
Cash and due from banks	$828	$868	$687
Interest-bearing deposits with banks	483,436	253,946	154,099
Securities purchased under agreements to resell	132,022	132,022	0
Investment securities	160,714	77,793	192,856
Loans	2,516,512	2,275,031	2,441,686
Less:
Allowance for loan losses	(429,720)	(224,347)	(106,352)
Unearned income	(9,485)	(4,282)	(3,845)

Loans, net	2,077,307	2,046,402	2,331,488
Customers’ liabilities under acceptances	34,840	29,006	32,530
Premises and equipment	5,087	4,119	3,508
Accrued interest receivable	15,412	10,931	15,448
Derivative financial instruments-assets	6,571	2,256	0
Other assets	13,050	6,214	5,491

TOTAL ASSETS	$2,929,267	$2,563,556	$2,736,107

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	551,973	702,955	864,160
Short-term borrowings and placements	647,344	687,214	704,718
Medium and long-term borrowings and placements	1,285,493	485,516	403,621
Acceptances outstanding	34,840	29,006	32,530
Accrued interest payable	11,872	5,432	6,477
Derivative financial instruments-liabilities	20,020	13,021	0
Reserve for losses on off-balance sheet credit risk	23,370	33,973	33,101
Redeemable preferred stock [1]	0	10,946	7,860
Other liabilities	12,955	11,163	27,509

TOTAL LIABILITIES	$2,587,868	$1,979,227	$2,079,977

Redeemable preferred stock[1]	$12,476	$0	$0

STOCKHOLDERS’ EQUITY
Common stock, no par value	133,235	279,978	279,978
Capital surplus	145,490	133,786	133,785
Capital reserves	95,210	95,210	95,210
Retained earnings	40,740	150,789	233,701
Treasury stock	(85,634)	(85,310)	(92,627)
Accumulated other comprehensive income (loss)	(118)	9,876	6,082

TOTAL STOCKHOLDERS’ EQUITY	$328,923	$584,329	$656,130

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,929,267	$2,563,556	$2,736,107

[1] SFAS 150 which required the inclusion of redeemable preferred stock as part of the “other liability” line item was effective as of July 1, 2003. See “Critical Accounting Policies”.

Interest-Bearing Deposits with Banks

          The following table shows the balance of interest–bearing deposits with banks as well as a percentage of total assets and total deposits for the dates indicated below:

	At December 31,

	2002	2003	2004

	(in $ millions, except percentages )
Interest–bearing deposits with banks	$483.4	$253.9	$154.1
Interest–bearing deposits with banks to total assets	16.5%	9.9%	5.6%
Interest–bearing deposits with banks to total deposits	87.6%	36.1%	17.8%

          Given the return to regional market stability, the increase in the Bank’s capital, increased funding availability and an increase in lending activity, the level of interest-bearing deposits with banks as a percentage of total assets and deposits has been reduced during the last two years to more historical levels.

Investment Securities

          At December 31, 2004, 100% of investment securities represented securities purchased as part of the Bank’s credit portfolio lending policy and were composed of securities available for sale, recorded at fair value, and securities held to maturity, recorded at amortized cost.  Investment securities amounted to $192.9 million at December 31, 2004, compared to $77.8 million at December 31, 2003 and $160.7 million at December 31, 2002.    The decline in investment securities during 2003 resulted mainly from the redemption of securities available for sale and the sale of Argentine securities.

Loans

          At December 31, 2004, loans amounted to $2.4 billion compared to $2.3 billion at December 31, 2003 and $2.5 billion at December 31, 2002.  The $166.7 million increase in loans during 2004 was mainly attributable to growth of the Bank’s trade finance loan portfolio, which offset the decline in the Bank’s non-accruing loans and the stock of non-trade medium-term loan portfolio.  The $241.5 million decline in loans during 2003 was mainly attributable to the sale of Argentine loans, collections of loan principal and the reduction of loan exposure commensurate with increasing risk levels in some countries in the Region.

Allowance for Loan Losses

          During 2004, the allowance for loan losses decreased by $118.0 million to $106.4 million, primarily as a result of reversal of provisions related to the scheduled payments and pre-payments of Argentine restructured loans, as well as Argentine loan sales and recoveries.  In addition, the Bank has decreased generic reserves assigned to certain countries due to improved risk perception as reflected in country credit ratings (primarily Brazil) and due to the reduction of credit exposure in some countries in the Region, such as the Dominican Republic,Venezuela and Nicaragua.

During 2003, the allowance for loan losses decreased by $205.4 million to $224.3 million, primarily as a result of a $190.4 million reduction in the allowance for Argentine loans resulting from asset sales, repayments and charge-offs. During 2002, given the further deterioration of the economic, political and financial situation in Argentina, that started to deteriorate in 2001, the Bank’s Board and management determined to increase the allowance for loan losses by $272.6 million which, together with loan charge-offs for $20.6 million, resulted in a total allowance for loan losses of $429.7 million at December 31, 2002, of which $365.3 million was allocated to Argentine impaired loans.

Critical Accounting Policies

General

          The Bank prepares its Consolidated Financial Statements in conformity with U.S. GAAP.  As such, the Bank is required to use methods, make estimates, judgments and assumptions in applying its accounting policies that have a significant impact on the results it reports in its Consolidate Financial Statements.  Some of the Bank’s accounting policies require management to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  The Bank’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the estimates.

          The Bank’s most critical accounting estimates include the assessment of allowance for loan losses, impairments on the value of securities that are “other than temporary”, and the fair value of financial instruments.  These policies are discussed below:

Allowance for Credit Losses

          The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and off-balance sheet credit risk and is maintained at a level that is adequate, in management’s judgment, to provide for estimated probable losses inherent in the Bank’s credit portfolio.

          The allowance for credit losses consists of two elements.  The first element represents the aggregate of estimated losses on the Bank’s individual impaired loans and contingencies.  The second element represents a general allowance for probable losses on the entire credit portfolio of the Bank net of specific impaired credits.

          The Bank estimates a specific allowance for credit losses resulting from an impaired credit by comparing the net present value of the expected cash flows from the credit discounted at the effective interest rate of the credit and the carrying value of the credit.

          Additionally, for the rest of the credit portfolio the Bank maintains a general credit loss allowance, which is estimated using a provisioning matrix model.  This provisioning matrix model differentiates the risk into three categories and aggregates the sum of the following three factors: country risk, borrower risk and transaction type risk.  To determine the probability of loss due to country risk, the Bank uses sovereign ratings assigned by well-known independent rating agencies.  For the borrower risk category, the Bank uses its own numerical credit ratings, which it converts to the rating agency equivalent in order to apply the probability of default matrix.  The Bank evaluates the transaction risk mainly by taking into account whether the risk is a trade transaction or otherwise.  This model is a tool to estimate and validate the levels of reserves required, sinc e it does not take into consideration all variables affecting asset quality.  Therefore, the Bank also reviews the adequacy of reserves, taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, in order to determine whether any adjustments to the model are warranted.  See “Information on the Company—Business Overview—Asset Quality—Allowance for Credit Losses.”  Although the Bank believes that its allowance for credit losses will be adequate to cover all expected losses in its credit portfolio and is in accordance with U.S. GAAP, there can be no assurance that the allowance will be adequate to cover any further increase in the amount of impaired credits or any further deterioration in its impaired credit portfolio or that the use of other different estimates and assumptions could produce different allowances, and amendments to the allowances may be required in the future, as a consequence of economic events.

Other than Temporary Impairment on Securities

          A decline in the value of a security is deemed “other than temporary” when, among other things, the decline in fair value has been, in the judgment of management, for an extended period of time and/or the payment of interest and principal are past due.  In these cases, the carrying value of the security is written down to its estimated fair value through a charge against earnings, characterized as impairment loss on securities.  Premiums and discounts are amortized or credited over the life of the related security as an adjustment to yield using a method that approximates the method used for interest.

Fair Value of Financial Instruments

          Under U.S. GAAP, financial instruments, when required, are stated at fair value.  Fair values are based on quoted market prices or, if not available, on internally developed models based on available information.  However, market information is often limited or may not even be available.  In that case, the Bank’s management applies judgment.  Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation.  Notwithstanding the judgment required in fair valuing, the Bank believes that its estimates are adequate.  However, the use of different models or assumptions could result in changes in the Bank’s reported results.

New Accounting Standards

          On December 16, 2004, the Financial Accounting Standard Board (“FASB”) issued the SFAS 123, Share-Based Payment (revised 2004), which required issuers to account as an expense all employee services received in share-based payment transactions, using a fair-value-based method.  For public companies, the effective date is the first interim period beginning after June 15, 2005.  The Bank’s accompanying Consolidated Financial Statements as of December 31, 2004 have been prepared applying the intrinsic value based method to account for stock-based compensation plans prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, accordingly.  Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date, over the amount an employee must pay to acquire the stock.

          On April 14, 2005 the Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123, Share-Based Payment (revised 2004).  For public companies, the new effective date for compliance is at the beginning of their next fiscal year that begins after June 15, 2005.

          In July 1, 2003, FASB issued SFAS No. 150 (Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity).  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability, because that financial instrument embodies an obligation of the issuer.  SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003.  This adoption required the reclassification of the Bank’s redeemable preferred stock as a liability on the Bank’s consolidated balance sheet in 2003.

5.B     Liquidity and Capital Resources

          For the year ended December 31, 2004, the Bank’s level of liquid assets have been reduced to more historical levels of about 5% to 10% of total assets.  This reduction is primarily attributable to the substantial improvement in the Bank’s capitalization ratios, improved regional market conditions and the concurrent increase in the Bank’s lending activity.

Liquidity

          Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.  The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks.  These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day.  At December 31, 2004, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $22.6 million, representing 2.6% of the Bank’s total deposits.  In addition, the Bank had approximately $40.1 million to $44.4 million of time deposits maturing daily.  The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2004, were $150.6 million (representing 17.4% of total deposits), and by daily maturities of approximately $144.3 million to $178.6 million in the Bank’s loan portfolio.  In 2004, based upon the continuing improvement of the market’s perception of the Bank’s risk, the Bank was able to maintain a strategy of reducing its liquidity, reflecting a balance of $150.6 million at December 31, 2004, as compared to $252.6 million and $479.3 million at December 31, 2003 and 2002, respectively.

          The Bank’s overall objective is to have a minimum of 50% of its liquidity position represented by demand, call accounts and time deposits with maturities of less than one week, invested in overnight deposits, with the balance invested in:

•

short-term time deposits with maturities of up to six months in the inter-bank market.  Inter-bank deposits are placed with reputable international banks that have A1, P1, or F1 ratings by two of the major rating agencies, and are located outside of the Region.  These banks must have a correspondent relationship with the Bank and be approved by the Board on an annual basis;

•	investment funds; or

•

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

          The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area at the dates indicated below:

	At December 31,

	2002	2003	2004

	(in $ millions)
Europe	$405.2	$206.4	$104.0
United States	9.1	36.0	1.4
Other O.E.C.D.	65.0	10.2	45.2

Total	$479.3	$252.6	$150.6

          The Bank’s loan and investment portfolio is primarily short-term.  At December 31, 2002, 2003 and 2004, 79.5%, 93.9% and 78.7%, respectively, of the Bank’s loan and investment portfolio (loans plus investment securities held to maturity and available for sale plus securities purchased under agreements to resell, excluding Argentine impaired loans and impaired securities) had an average term left to maturity of 365 days or less.  While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio.  At December 31, 2004, the average original term to maturity of the Bank’s short-term loan portfolio (excluding impaired loans and impaired securities) was approximately 223 days.

          At December 31, 2004, the Bank’s cumulative maturity gap for the subsequent six-month period was positive.  This means that the Bank has sufficient asset maturities in the next six months to cover the maturity of its liabilities.

Funding Sources

          The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements.  While these sources are expected to continue to provide the majority of the funds needed by the Bank in the future, their mix, as well as the possible use of other sources of funds, will depend upon future economic and market conditions.  The following table shows the Bank’s funding distribution:

	At December 31,

	2002	2003	2004

	(in percentages)
Inter-bank deposits	21.3%	35.5%	41.5%
Short- and medium-term borrowings and placements	74.7%	59.3%	53.3%
Other liabilities	4.0	5.2	5.2

Total liabilities	100.0%	100.0%	100.0%

          Short- and medium-term borrowings and placements are important sources of funding for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank utilizes these borrowings and placements, which generally have longer maturities than deposits, to help manage its asset and liability positions.  Funds raised by the Bank have historically been used primarily to fund trade-related loans to its customers.   A portion of the funds raised is used to maintain liquidity held in cash and due from banks and interest bearing-deposits in other banks, which at December 31, 2002, 2003 and 2004 totaled $479.3 million, $252.6 million and $150.6 million, respectively.

Deposits

          The Bank obtains deposits principally from central and commercial banks in the Region.  At December 31, 2004, approximately 43.9% of the deposits held by the Bank were deposits made by central banks of countries in the Region.  Many of these banks deposit a portion of their dollar reserves with the Bank.  The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2004 was 37 days as compared to 27 days at December 31, 2003.  The bulk of the Bank’s remaining deposits is obtained primarily from commercial banks located in the Region.  At December 31, 2004, deposits from the Bank’s five largest depositors, of which two were central banks in the Region, represented 50.6% of the Bank’s total deposits.

          The principal components of the Bank’s customer deposits are demand and time deposits.  The following table analyzes the Bank’s deposits by country at December 31 of each year set forth below:

	At December 31,

	2002	2003	2004

	(in $ millions)
Argentina	$106.3	$111.4	$75.1
Barbados	5.0	5.0	2.4
Brazil	252.3	328.2	364.6
Chile	5.0	3.1	5.0
Colombia	22.5	23.2	31.7
Costa Rica	0.2	48.6	46.1
Dominican Republic	54.2	22.2	28.3
Ecuador	0.8	1.5	75.5
El Salvador	2.2	22.3	26.5
France	14.8	9.5	0.0
Germany	0.0	0.0	45.0
Haiti	2.1	1.7	1.9
Honduras	0.5	0.5	20.3
Hungary	0.0	0.0	0.2
Italy	0.0	5.0	9.1
Jamaica	2.1	1.6	1.6
Mexico	10.0	55.0	90.0
The Netherlands	3.5	0.0	0.0
Nicaragua	0.1	0.0	0.1
Panama	0.3	10.9	13.2
Paraguay	0.0	0.0	3.0
Peru	0.2	0.6	0.3
Spain	20.0	20.0	0.0
Trinidad and Tobago	32.9	10.2	10.3
Venezuela	17.0	22.5	13.9

Total	$552.0	$703.0	$864.2

          Management believes that the 22.9% increase in deposits during 2004 reflects the market’s positive perception of Bladex, during a period in which the Bank has made significant progress in strengthening and expanding the scope of its business model.  At December 31, 2004, approximately 97.4% of the Bank’s deposits are scheduled to mature within 12 months.  Management believes that the increase in deposits during 2003 and 2004 reflected the improved perception of the Bank in the market and credit risk ratings. See note 9 to the Consolidated Financial Statements.

Short-Term Borrowings and Placements

          As of December 31, 2004, the Bank had short-term borrowings outstanding of $704.7 million compared to $687.2 million at December 31, 2003 and $647.3 million at December 31, 2002.  The Bank’s short-term borrowings consist of borrowings from banks and have maturities of up to 365 days.  These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately 53 European and North American banks provide these short-term borrowings from banks.

          The average term remaining to maturity of short-term borrowings at December 31, 2004 was approximately 130 days.    The Bank’s short-term borrowings provided matched funding for 26.7% of the Bank’s total loan portfolio (loans plus selected investments plus securities purchased under agreements to resell), and played an important role in controlling the gap between assets and liabilities and in helping to minimize the impact of short-term interest rate fluctuations. See “Asset/Liability Management.”

          From time to time, the Bank also makes short-term placements under its Euro-Commercial Paper and Certificate of Deposit Program.  The maximum aggregate principal amount of notes and certificates of deposit authorized to be issued under this program is $750 million and the maximum term of the notes and certificates of deposit issued thereunder is 365 days.  Notes issued at a discount and interest-bearing certificates of deposit may both be issued under this program in various hard currencies.  As of the date hereof, there are no amounts outstanding under this program due primarily to the limited demand for A3/P3/F3 paper, which, as of December 31, 2004, were Bladex’s short-term ratings.

          The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and placements at the dates and during the periods indicated:

	At and for the Year Ended December 31,

	2002	2003	2004

	(in $millions, except percentages)
Maximum amount outstanding at any month-end	$1,762	$704	$705
Amount outstanding at year-end	$647	$687	$705
Average amount outstanding	$1,218	$602	$533
Weighted average interest rate on average amount outstanding	2.72%	1.93%	1.74%
Weighted average interest rate on amount outstanding at year-end	2.20%	1.50%	2.83%

Medium- and Long-Term Borrowings and Placements

          Medium- and long-term borrowings and placements declined $81.9 million during 2004 to $403.6 million at December 31, 2004 in accordance with the Bank’s strategic focus on the financing of principally short-term trade and in accordance with the Bank’s funding and liquidity needs. At December 31, 2004, the Bank had $334.0 million of medium-term and long-term borrowings from various international banks.  Medium-term and long-term obligations declined $800.0 million in 2003 to $485.5 million at December 31, 2003, mostly due to the reduction on the medium-term loan portfolio and continued low demand in debt markets for Latin American paper. The interest rates on most medium and long-term borrowings are adjusted semi-annually using six-month LIBOR plus a credit spread (which is based on several factors, including credit ratings, risk perception, and the maturity period).  The Bank uses these funds to finance its medium-term loan portfolio.  The average term remaining to maturity of the Bank’s medium and long-term debt is 2.7 years.

          The Bank’s Euro Medium Term Note Program, or, EMTN Program, has a maximum limit of $2.25 billion.  Notes issued under the EMTN Program are placed in Asia, Europe and North America, in either the Euro or Regulation S or 144A markets, and are general obligations of the Bank.  The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various hard currencies.  The sale of notes issued under the EMTN Program is generally made through one or more authorized financial institutions.  The Bank has not actively used the EMTN Program in the past two years, since the pricing in this market was not as competitive as other funding sources, and also given the Bank’s focus on providing short-term trade financing.  As of December 31, 2004, the total amount outstanding under this pro gram with medium-term maturities was $70.0 million.  The interest rate on all currently outstanding floating rate notes issued under the EMTN Program is adjusted quarterly or semi-annually using the applicable LIBOR rate.    As part of its interest rate and currency risk management, the Bank has from time to time, entered into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program.  See Note 11 to the Consolidated Financial Statements and “Quantitative and Qualitative Disclosure About Market Risk.”

Dividends

          In 2004, the Bank’s Board re-instituted a policy of quarterly cash dividends on the Bank’s common stock, and, from time to time has declared regular and special dividends to its stockholders. During the year ended December 31, 2004, the Bank paid $19.6 million in quarterly dividends and $39.1 million in special dividend.  Dividends are declared at the Bank’s Board’s discretion.  For additional information, please see “Financial Information – Dividends.”

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

          The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2004:

	Amount	Weighted Average Cost

	(in $ millions)
Short-Term Borrowings & Placements
Due in 0 to 30 days	$41.1	2.2%
Due in 31 to 90 days	56.8	2.4%
Due in 91 to 180 days	321.0	2.7%
Due in 181 to 365 days	285.8	3.1%

Total	$704.7	2.8%
Medium and Long-Term Borrowings
Due in 91 to 180 days	$21.6	2.8%
Due in 181 to 365 days	47.4	2.4%
Due in 1 through 5 years	264.6	3.0%

Total	$333.6	2.9%
Medium & Long-Term Fixed Rate Placements
Due in 0 to 30 days	$9.0	8.5%[1]
Due in 181 to 365 days	12.0	7.7%[1]

Total	$21.0	8.0%[1]
Medium & Long-Term Floating Rate Placements
Due in 181 to 365 days	$20.0	3.4%
Due in 1 through 5 years	29.0	3.3%

Total	$49.0	3.3%

[1]  This corresponds to fixed rate interest-bearing liabilities booked during the year 2000, to fund fixed rate interest-earning assets outstanding under the Bank’s medium-term interest rate gap policy.  These liabilities were incurred at a total interest rate lower than the related assets funded.  The Bank’s policy with respect to medium-term interest rate gap requires the Bank to match fund a minimum of 85% of fixed rate interest-earning assets over 365 days with liabilities of similar maturities.

Asset/Liability Management

          The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from changes in interest rates.  The Bank controls interest rate risk through systematic monitoring of maturity mismatches.  The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds.  For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced.  An excess of assets or liabilities over these matched items results in a “gap” or “mismatch”, as shown in the table under “Interest Rate Sensitivity” below.  A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income.  Substantially all of the Bank’s assets and liabilities are denominated in dollars and, therefore, the Bank has no material foreign exchange risk.

Interest Rate Sensitivity

          The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2004.  The interest-earning assets and interest-bearing liabilities of the Bank and the related interest rate sensitivity gap given in the following table may not be reflective of positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Past Due	Non-Interest Sensitive

	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$0.7	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.7
Interest-bearing deposits with banks	154.1	149.9	4.20	0.0	0.0	0.0	0.0	0.0
Investment securities	192.9	0.0	0.0	11.4	15.0	166.5	0.0	0.0
Loans, net	2,331.5	265.5	365.1	635.4	667.2	504.3	4.3	(110.2)

Total interest-earning assets	2,679.1	415.4	369.3	646.7	682.2	670.8	4.3	(109.5)
Non-interest earning assets	51.5	0.0	0.0	0.0	0.0	0.0	0.0	51.5
Other assets	5.5	0.0	0.0	0.0	0.0	0.0	0.0	5.5

Total assets	$2,736.1	$415.4	$369.3	$646.7	$682.2	$670.8	$4.3	$(52.5)

Interest-bearing liabilities
Deposits
Demand	$22.6	$22.6	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Time	841.5	475.8	261.3	103.0	1.4	0.0	0.0	0.0
Short-term borrowings and placements	704.7	41.1	56.8	321.0	285.8	0.0	0.0	0.0
Medium- and long-term borrowings and placements	403.6	10.4	8.7	32.1	102.2	250.2	0.0	0.0

Total interest-bearing liabilities	1,972.5	549.9	326.8	456.1	389.4	250.2	0.0	0.0

Non-interest-bearing liabilities	107.5	0.0	0.0	0.0	0.0	0.0	0.0	107.5

Total liabilities	2,080.0	549.9	326.8	456.1	389.4	250.2	0.0	107.5
Stockholders’ Equity	656.1	0.0	0.0	0.0	0.0	0.0	0.0	656.1

Total Liabilities and Stockholders’ Equity	$2,736.1	$549.9	$326.8	$456.1	$389.4	$250.2	$0.0	$763.6

Interest rate sensitivity gap		(134.6)	42.4	190.6	292.8	420.6	4.3	(816.1)
Cumulative interest rate sensitivity gap		(134.6)	(92.1)	98.5	391.3	811.9	816.1
Cumulative gap as a% of total interest-earning assets		(5.0)%	(3.4)%	3.7%	14.6%	30.3%	30.5%

          The Bank’s interest rate risk arises from the Bank’s liability sensitive position in the short-term, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets.  As a result, there is a potential adverse impact on the Bank’s net interest income that might result from increases in interest rates.  During 2002 and 2003, the Bank took several steps to reduce the mismatch between assets and liabilities, including an increase in its net cash position and a change in the mix of its liabilities.  As a result, at December 31, 2002, the Bank’s cumulative interest rate gap for the subsequent three months was positive.  Following December 31, 2003 the Bank’s cumulative interest rate gap was negative for only the first 30 days.  At December 31, 2004, the interest rate gap was negativ e for the subsequent three months.  The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities.  The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, depending on its interest rate basis:  If it is floating rate, it is to be match funded at a 50% minimum, and if it is fixed rate, it is to be match funded at an 85% minimum.  The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days.  The Bank also has used interest rate swaps on a limited basis as part of its interest rate risk management.  These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments or vice versa.  No interest rate swaps were outstanding as of December 31, 2004.

Stockholders’ Equity

          The following table presents information concerning the Bank’s capital position at the dates indicated below:

	At December 31,

	2002	2003	2004

	(in $ thousands)
Redeemable Preferred Stock[1]	$12,476	$0	$0
Common Stock	133,235	279,978	279,978
Capital Surplus	145,490	133,786	133,785
Capital Reserves	95,210	95,210	95,210
Retained Earnings	40,740	150, 789	233,701
Treasury Stock	(85,634)	(85,310)	(92,627)
Other Comprehensive Income	(118)	9,876	6,082

Total Stockholders’ Equity	$328,923	$584,329	$656,130

Total Stockholders’ Equity and Redeemable Preferred Stock	$341,399	$584,329	$656,130

[1] SFAS 150 regarding the inclusion of redeemable preferred stock as part of the “other liabilities” line item was effective as of July 1, 2003. See “New Accounting Standard.”

          In view of the impact of the Argentine crisison the Bank, Bladex developed a re-capitalization plan, which was implemented during 2003.  After the increase in reserves related to Argentina, in June 2002, it was determined that Bladex had to regain its strong capitalization, and that it was neither prudent nor convenient to achieve it gradually through the accumulation of retained earnings.  This decision was made to provide the Bank with the necessary capital to continue operating profitably in a manner consistent with the long-term best interests of the Bank’s stockholders, to allow the Bank to retain its investment-grade credit ratings and continue to fulfill, in a significant way, its primary role of providing trade financing to borrowers in Latin America.  On June 27, 2003, the Bank completed the capitalization process, raising $147.0 million at $6.68 per share, solely through a rights offering to existing common stockholders for the purchase of common stock.  Following the capitalization, the Bank’s shareholding composition was 16.1% Class A shares, 10.4% Class B shares, and 73.5% Class E shares representing a total of 39.3 million shares.

          The net increase in stockholders’ equity during 2003 and 2004 was mainly due to the following factors:

•

The $253.2 million increase in net income primarily as a result of $153.3 million in reversals of provisions for credit losses assigned to Argentina, mainly due to the sale, payments and pre-payments of Argentine obligations, which, together with $24.8 million in gains on sale of Argentine securities available for sale, totaled $178.1 million.

•	The issuance of common stock net of offering costs for $135.0 million in 2003.

•	Dividends paid to common stockholders for $58.7 million in 2004.

          This increase in equity capital generated an increase of the Bank’s Tier 1 capital ratio in excess of 40% at the end of 2004, from a level of 15% at year-end 2002.  The Board declared regular and special dividends and authorized a stock repurchase program for $50.0 million, during the third quarter of 2004.  At December 31, 2004, the Bank had repurchased $7.5 million Class E shares pursuant to this program.  See “Dividends” and “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

          Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations.  The objective of capital reserves is to strengthen the capital position of the Bank, as reductions of these reserves, for example to pay dividends, require the approval of the Board of the Bank and Panamanian banking authorities.  Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.  Effective on June 30, 2002, the Bank transferred $210.0 million to retained earnings from the capital reserves account in order to cover the loss resulting from the $278.8 million provision for credit loss provision charges taken in 2002.

          At December 31, 2004, the capital ratio of total stockholders’ equity to total assets was 24.0%.  Although the Bank is not subject to the capital adequacy requirements of the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).  However, if the Federal Reserve Board’s fully phased-in risk-based capital guidelines had been applicable to the Bank, the Bank’s ratios would have exceeded all applicable capital adequacy requirements.  At December 31, 2004, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 42.8% and 44.1%, respectively.

The Banking Law (as defined under “Information on the Company—Business Overview—Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law).  At December 31, 2004, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 26.9%.  See “Information on the Company—Business Overview—Regulation—Panamanian Law.”

5.C    Research and Development, Patents and Licenses, etc.

          Not applicable.

5.D    Trend Information

          The following are the most important trends, uncertainties and events that are reasonably likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•

The effect that changes in global economic conditions including the price of oil, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners (China), could have on the economic condition of countries in the Region, where the Bank does business.

•	The effect that an economic slowdown or political events in large Latin American countries may have on the Bank’s prospects, asset quality and result of operations.

•

Continued improvement in risk perception in the Bank’s markets, increased competition and U.S. dollar liquidity could pressure spreads over LIBOR on the Bank’s accruing portfolio, which in turn, could reduce net interest spreads.

•	Further pre-payments, scheduled payments or sales of Argentine obligations.

•	A downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk.

          In addition, see “Key Information - Risk Factors” for a discussion of the risks we face in our business operations, which could affect the Bank’s business, results of operations or financial condition.

5.E    Off-Balance Sheet Arrangements

          In the normal course of business, the Bank enters into arrangements that are not recognized on its balance sheet and do not affect the income statement.  At December 31, 2004, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk), credit commitments, (including other commitments and unused commitments).  See Note 17 to the Consolidated Financial Statements for a description of these products.  These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation from them or itself become entitled to an asset. As soon as an obligation is incurred, it is recognized on the balance sheet, in the reserve for losses on off-balance sheet credit risk, with the resulting loss recorded in the income statement.  It should be noted, however, that the amount recognized on the balance sheet does not represent the full potential loss inherent in such arrangements.

          For 2004, commission income from off-balance sheet arrangements amounted to $6.0 million. For additional information see “Results of Operations – Commission Income”.  The Bank’s credit policy establishes the recognition of a reserve for estimated losses on off-balance sheet credit risk with the resulting charge to the income statement.  As of December 31, 2004 and 2003, the amounts recorded in this reserve were $(0.9) million and $10.6 million, respectively.

          During November 2003, the Bank made a commitment to invest $5.0 million in an investment fund, whose main objective is to invest in the Mexican export industry and its supply chain.  As of December 31, 2004, the total investment in this fund was $1.4 million, which represented a participation of 7.6% of the total investment fund.  On January 2005, the Bank made an additional disbursement of $53 thousand.

          No obligations have arisen from variable interest entities as defined in FIN 46.

          We have entered into certain agreements that contain indemnification provisions such as indemnification agreements with our executive officers and directors and provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.

5.F    Contractual Obligations and Commercial Commitments

          The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2004:

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Medium and long-term debt obligations[1]	$404	$153	$212	$38	$0
Short-term debt obligations	705	705	0	0	0
Leasehold obligations	1	1	0	0	0

Total contractual obligations	$1,110	$859	$212	$38	$0

	Amount of Commitment Expiration by Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit	$51	$51	$0	$0	$0
Stand-by letters of credit	63	63	0	0	0
Guarantees	141	66	55	20	0
Other commercial commitments	20	1	16	0	4[2]

Total Commercial Commitments	$276	$181	$71	$20	$4

[1] Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
[2] This amount is without maturity.

          At December 31, 2004, the Bank had no material commitments for capital expenditures.

Item 6.          Directors, Senior Management and Employees

6.A     Directors and Senior Management

          Directors

          The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held With The Bank	First Year as Director	Year Term Expires

CLASS A*

Maria da Graça França Head of North America and General Manager (New York Office) Banco do Brasil	Brazil	Director	2004	2007

Guillermo Güémez García [1] Deputy Governor Banco de Mexico, Mexico	Mexico	Director	1997	2008

Santiago Perdomo Maldonado [1] President Banco Colpatria-Red Multibanca Colpatria, Colombia	Colombia	Director	2003	2008

CLASS E*

Will C. Wood Principal Kentwood Associates, California	U.S.A.	Director	1999	2006

Herminio Blanco Chief Executive Officer Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2004	2007

William Hayes Wellstone Global Finance, Connecticut	U.S.A.	Director	2004	2007

Alexandre Lodygensky Jr Director Comexport, Brazil	Brazil	Director	2004	2007

Mario Covo [1] Chief Executive Officer Finaccess International, Inc., New York	Mexico	Director	1999	2008

ALL CLASSES OF COMMON STOCK

Gonzalo Menéndez Duque [2] Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors	1990	2006

Jaime Rivera Chief Executive Officer Bladex, Panama	Guatemala	Director	2004	2006

* For a discussion of the rights of each class of stockholders to appoint directors see “Board Practices”.
[1] These Directors were re-elected in 2005 for a three-year period.
[2] Class B Director from 1990 to 2000; elected as a Director to represent all classes of common stock in April 2003. In April 2005, was re-elected Chairman of the Board.

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

          Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as Vice Chairman and President of the Executive Committee in Grupo Azucarero Mexico of Grupo de Embotelladoras Unidas, S. A. de C. V. from 1993 to 1994.  He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement, or NAFTA, in the capacity of Executive Director from 1991 to 1993.  He was employed by Banco Nacional de Mexico in various capacities from 1974 to 1990, including holding the position of Executive Vice President for International Products from 1986 to 1990.  Mr. Güémez García was the founder and served as President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990.  He has held the positions of Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, as well as International Operations from 1984 for Banco Nacional de Mexico.  He was a representative in London and set up the Banco Nacional de Mexico’s branch in London from 1979 to 1981 and was the Manager for Foreign Currency Funding and International Credits from 1974 to 1978.  Mr. Güémez García was employed by the Bank of America in Mexico, as an Assistant Representative in 1973 and from 1964 to 1972 he worked in the construction and cement industry.

          Santiago Perdomo Maldonado has served as President of Banco Colpatria – Red Multibanca Colpatria, in Colombia, since May 1999.  Mr. Perdomo Maldonado has been employed by Banco Colpatria in various capacities since 1994, including: as Executive Vice President from November 1998 to April 1999, as President from September 1994 to October 1998, and as Executive Vice President of Corporación Colpatria from February 1994 to August 1994.  Previously, he was Manager of Corredora Bursatil from March 1993 to January 1994.  Mr. Perdomo Maldonado has also served as Manager of Colpatria Sociedad Administradora from September 1991 to February 1993, and as Manager of Corporate Banking from July 1981 to August 1991.

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

          Herminio A. Blanco has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, since 2002, business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, member of the International Advisory Committee of Mitsubishi Corporation and member of the Trilateral Commission since 2000.  Mr. Blanco was Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000.

He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990.  From 1990 to 1993, Mr. Blanco was Mexico’s Chief Negotiator of the NAFTA.  He was one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988.  Mr. Blanco was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985.  He was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

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

          Alexandre Lodygensky Jr. has served as Director of Comexport, in Sao Paulo, Brazil, since 2004.  Mr. Lodygensky held the position of Chief Executive Officer of Rutherford Trading Co. from 2002 to 2004. From 1998 to 2002, he worked as a Regional Commercial Director for HSBC in Brazil, leading the commercial area for two of the largest regional operations: Central region, based in the city of Belo Horizonte, and later the Southeast region, based in the city of São Paulo. Before joining HSBC, Mr. Lodygensky worked as a Commercial Director for Banco Excel-Econômico starting in 1993. From 1986 to 1993, he worked as a General Manager and later as head of International Trade Finance for Banco Francês e Brasileiro S.A, a subsidiary of Crédit Lyonnais. From 1984 to 1986, he worked for Banorte in the position of General Finance Manager, responsible for the Treasury and the Financial Planning and Control Department. Before joining Banorte, from 1981 to 1984, Mr. Lodygensky worked as a Trainee and then as a Finance Manager for Banco ValBrás and one of its successors, Digibanco Comercial S.A, a joint venture of CCF-Crédit Commercial de France and Sharp Brasil.

          Mario Covo is a founding partner of Finaccess International Inc., New York, and has served as the Chairman and Chief Executive Officer of the company since 1999.  Mr. Covo is also one of the founders of Columbus Advisors and the Columbus Group where he worked from 1995 to 1999.  Mr. Covo was employed by Merrill Lynch, as Head of Emerging Markets-Capital Markets, from 1989 to 1995.  Previously, he was employed by Bankers Trust Company as Vice President in the Latin American Merchant Banking Group from 1985 to 1989, focusing on corporate finance and debt-for-equity swaps.  Prior to that Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

          Gonzalo Menéndez Duque has served as Director of Banco de Chile, in Santiago, Chile, since 2001.  He has also served as a Director of several companies related to Grupo Luksic, including: Banedwards Compañía de Seguros de Vida, Banchile Corredores de Bolsa, Cia. Nacional de Teléfonos, Telefónica del Sur and Telefónica de Coyhaique since 2000, Grupo Minero Antofagasta Minerals since 1997, Holdings Quiñenco, Minera Michilla, Fundaciones A. Luksic and P. Baburizza since 1996, and Antofagasta Plc, England since 1985.  Mr. Menéndez Duque was a Director of Banco Edwards from 1999 to 2001, Banco Santiago from 1993 to 1999 and Grupo Financiero OHCH from 1996 to 1999.  He was also the Chief Executive Officer of the following companies: Empresas Lucchetti, S.A. from 1994 to 1998, Banco O’Higgins from 1985 to 1992 and Antofagasta Group from 1980 to 1985.

          Jaime Rivera has served as Chief Executive Officer of the Bank since 2004.  He was Chief Operating Officer of the Bank from 2002 to 2003.  Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela.  Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.

Senior Management

          The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position	Country of Citizenship

Jaime Rivera	Chief Executive Officer	Guatemala

Rubens V. Amaral Jr.	Chief Commercial Officer and General Manager of the Bank’s New York Agency	Brazil

Ernesto A. Bruggia	Chief Operations Officer	Argentina

Miguel Moreno	Senior Vice President, Controller	Colombia

Gregory Testerman	Senior Vice President, Treasury	U.S.A.

Ana Maria de Arias	Senior Vice President, Human Resources and Corporate Operations	Panama

Carlos Yap S.	Senior Vice President, Finance	Panama

Miguel A. Kerbes	Senior Vice President, Risk Management	Uruguay

Joaquín Uribe	Senior Vice President, Process Engineering and Technology	Colombia

          Jaime Rivera has served as Chief Executive Officer of the Bank since January 2004.  He was Chief Operating Officer of the Bank since March 2002.  Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela.  Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

          Rubens V. Amaral Jr. became Chief Commercial Officer of the Bank in March 2004.  He worked for Banco do Brasil, New York Branch as General Manager and Managing Director for North America since 2000.  Mr. Amaral has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division – Head Office, from 1989 to 1993.  Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

          Ernesto A. Bruggia became Chief Operations Officer of the Bank in July 2004.  Mr. Bruggia served as Chief Executive Officer of Banco de la Provincia de Buenos Aires (“BPBA”) from 1999 to 2004 and as Chief Executive Officer of Grupo BAPRO (holding company of BPBA) from 1998 to 2004.

Mr. Bruggia has been employed by BPBA in various capacities since 1976, including: as Assistant General Manager from 1993 to 1999, as Finance and International Relations Manager from 1992 to 1993, as International Operations Manager from 1990 to 1992, as Deputy Manager in charge of International Operations from 1989 to 1990, as Deputy Manager in charge of the International Division in 1985 and as Chief of International Audit in 1983.  Mr. Bruggia began his career with BPBA in 1976 in its Stock Exchange Department.

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

          Gregory Testerman has served as Senior Vice President of Treasury of the Bank since January 2005.  Mr. Testerman worked for Banco Santander Central Hispano, S.A. from 1986 to 2003 in various capacities, including: as General Manager, Miami Agency, from 1999 to 2003, as General Manager, Tokyo Branch, and Country Manager in Japan from 1995 to 1999, as Vice President, Head of Financial Control, Benelux & Asia Pacific, from 1991 to 1995, as Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, as Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991 and as Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986 and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

          Ana Maria de Arias has served as Senior Vice President of Human Resources and Corporate Operations of the Bank since June 2004.  Prior to her employment by the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama, from 2000 to 2004 and as Assistant Vice President of Human Resources, from 1999 to 2000.  Prior to that she was employed by the Panama Canal Commission, Panama, in various capacities from 1990 to 1999.

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

          Miguel Kerbes has served as Senior Vice President, Risk Management, of the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002.  He was the Assistant Credit Director for the Southern Cone Area of Banco Santander-Chile from 1995 to 2000.  Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

          Joaquín Uribe has served as Senior Vice President, Process Engineering and Technology of the Bank since July 2004.  Mr. Uribe previously served as Senior Vice President, Processes, Technology and Operations, of the Bank since September 2001.  He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer – Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer – Consumer Banking from 1998 to 2000, and V.P. – Head of Technology – Consumer Banking from 1997 to 1998.  Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office.  Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

6.B    Compensation

Cash Compensation

          The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2004 to the executive officers of the Bank as a group for services in all capacities was $3,146,958.  During the fiscal year ended December 31, 2004, the Bank accrued, and in February 2005, paid performance-based bonuses to the Bank’s executive officers in the aggregate amount of $861,000.  At December 31, 2004, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $600,000.

          The Board revised the compensation of the directors on July 19, 2003.  As part of the revised compensation plan each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for services as a director and an additional amount of $1,500 for each meeting of the Board and each meeting of stockholders attended, and $1,000 for each Board Committee meeting attended.  The Chairman of the Board is eligible to receive an additional 50% of the compensation that other directors are eligible to receive.  The Chairman of each Committee of the Board is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2004 to the directors of the Bank as a group for their services as directors was $565,000.

Share Compensation and Ownership

          On October 13, 1995, the Board adopted a stock option plan (the “1995 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options of up to an aggregate of 300,000 Class E shares.  The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E shares on the date of the grant of the option.  On October 1, 1999, the Board adopted an additional stock option plan (the “1999 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options on up to an aggregate of 350,000 Class E shares.  The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the Class E shares on the date of the grant of the option.  Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant.  Options granted under both the 1995 Stock Option Plan and the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

          On July 19, 2003, the Board decided to discontinue the 1995 Stock Option Plan and the 1999 Stock Option Plan.

          The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of these plans.  Each exercise price listed below is equal to the fair market value of the Class E shares on the dates on which the options related thereto were granted under the plans.

Date of Grant	Number of shares	Exercise Price
October 13, 1995	90,000	$41.56
January 31, 1997	70,000	$51.19
February 6, 1998	70,000	$42.56
February 4, 1999	70,000	$23.03
February 4, 2000	70,000	$23.16
February 6, 2001	70,000	$32.88

          As of December 31, 2004, 62,766 Class E shares had been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

          Deferred Equity and Deferred Compensation Plans

          In addition, in 1999, the Board approved the adoption of two employee stock programs, the Deferred Equity Unit Plan (the “DEU Plan”) and the Deferred Compensation Plan (the “DC Plan”).  Each of these plans were implemented in the year 2001 and subsequently terminated in July 2003.  While awards are no longer being granted under these plans, as of December 31, 2004, an aggregate number of 122 and 28,351 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, had been granted to eligible employees of the Bank and were outstanding under the DEU Plan and the DC Plan, respectively.

          Pursuant to the DEU Plan, the vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units.  In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment.  Payments in respect of deferred equity units are made after vesting.  Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the Class E shares) if and after the underlying deferred equity units vest.

          Pursuant to the DC Plan, employees will vest in the deferred equity units after three years of service (which includes past service with the Bank).  Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan.  Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of Class E shares) if and after the underlying deferred equity units vest.  The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution.  In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee’s annual compensation.

          Board Plan

          In 2000, the Board of Directors adopted a stock option plan (the “Board Plan”) for the non-employee directors of the Bank, which, as of July 2003, has been discontinued.  Pursuant to the Board Plan, Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant.  All directors must pay the exercise price in cash, except that the Board of Directors may determine, in its discretion, to allow payment of the exercise price in Class E shares.  Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee’s services as a director of the Bank.  As of December 31, 2004, stock options with respect to 2,584 Class E shares had been granted by the Board of Directors under the Board Plan at an exercise price of $32.88 per Class E share.  The Board of Directors granted all of these stock options on February 6, 2001.  As of the date hereof, none of the stock options granted by the Board of Directors under the Board Plan have been exercised.

          Indexed Stock Option Plan

          On April 13, 2004, the Board approved an indexed stock option plan (the “Indexed Stock Option Plan”) for officers and directors, which provides indexed options on Class E shares with the exercise price indexed to a customized Latin American general market index.  The exercise price under the Indexed Stock Option Plan is adjusted based on the change in the customized index.  The option term is seven years, and there is cliff vesting after four years.  The number of shares on which options are granted is calculated using the Black-Scholes derived value of the options or other method approved by the Board.  Under the terms of the Indexed Stock Option Plan, non-employee directors will be awarded options annually to purchase Class E shares having a Black-Scholes derived value of $10,000 ($15,000 in the case of the Chairman of the Board).

Officers will be awarded options under the Indexed Stock Option Plan at the discretion of the Board.  It is the intention of the Board to award options to officers on an annual basis.  As of December 31, 2004, indexed options with respect to 17,426 and 167,410 Class E shares had been granted to directors and officers, respectively, by the Board under the Indexed Stock Option Plan.

          Board Restricted Stock Plan

          In 2003, the Board adopted the Board Restricted Stock Plan for the non-employee directors of the Bank.  Under the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of Class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a Class E share on the date the award is made.  Directors receiving shares of restricted stock under the plan have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares are subject to restrictions on transferability.  The restrictions placed on the shares awarded under the Board Restricted Stock Plan will lapse on the fifth anniversary of the award date.  If a director’s service with the Bank is terminated for cause, the shares that then remain subject to restrictions will be forfeited.  However, the restrictions will immediately lapse on all shares granted to a director in the event of the termination of the director’s service with the Bank due to death, disability, or for any other reason other than termination for cause.  Dividends on the restricted shares are held by the Bank until the restrictions lapse, and if the restricted shares are forfeited, any dividends relating to those shares are forfeited.  During 2003, 9,547 Class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2003 relating to such issuance was $94,993.  During 2004, 6,242 Class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2004 relating to such issuance was $94,878.

          Defined Contribution Plan for Expatriate Officers

          The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2004, 2003 and 2002, the Bank charged to salaries expense $178,626, $139,934 and $118,900, respectively, with respect to this plan.  As of December 31, 2004 and 2003, the accumulated liability payable under this contribution plan amounted to $356,369 and $571,755, respectively.

          Shares Held by Directors and Officers

          As of December 31, 2004, the Bank’s executive officers, directors, and Advisory Council members, as a group, owned an aggregate of 31,390 Class E shares, which was approximately 0.1% of all issued and outstanding Class E shares.

          The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan, the 1999 Stock Option Plan and the Indexed Stock Option Plan, as of December 31, 2004.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2004	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2004	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan	Options under Indexed Stock Option Plan [1]

Jaime Rivera Chief Executive Officer	1,400	0	0	0	0	0	102,436

Rubens V. Amaral Jr. [2] Chief Commercial Officer	0	0	0	0	0	0	67,522

Ernesto A. Bruggia Chief Operations Officer	1,400	0	0	0	0	0	102,436

Miguel Moreno Senior Vice President Controller	0	0	0	0	0	597	20,486

Christopher E. D. Hesketh [3] Former Senior Vice President Treasury	1,630	34,250	25,433	11,150	0	855	0

Ana Maria de Arias Senior Vice President Human Resources and Corporate Operations	0	0	0	0	0	0	13,931

Carlos Yap S Senior Vice President Finance	0	32,397	21,905	10,492	0	545	17,482

Miguel A. Kerbes Senior Vice President Risk Management	0	3,750	0	3,750	0	621	17,755

Joaquín Uribe Senior Vice President Process Engineering and Technology	0	0	0	0	0	464	15,980

[1]  Includes an aggregate number of 118,615 indexed options granted to executive officers on February 1, 2005.  On the same date, an aggregate number of 18,415 indexed options were granted to other non-executive officers under the Indexed Stock Option Plan.

[2]  Mr. Amaral resigned as a director of the Bank effective February 4, 2004, in connection with becoming an executive officer of the Bank.  As a director, Mr. Amaral was granted 304 options under the Board Plan, which he still holds.

[3]  13,927 indexed options granted to Mr. Hesketh in 2004 under the Indexed Stock Option Plan were forfeited in January 2005 as a result of Mr. Hesketh’s resignation as Senior Vice President-Treasury of the Bank, effective January 1, 2005.

          In addition, as of the date hereof, there are 2,263 rights outstanding under the DC Plan that were granted to former executive officers of the Bank.

          The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, restricted shares held under the Board Restricted Stock Plan and options received under the Board Plan and the Indexed Stock Option Plan, as of December 31, 2004.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2004 [1]	Number of Shares that may be Acquired within 60 days of Dec.31, 2004	Options under the Board Plan	Options under Indexed Stock Option Plan [2]	Restricted Shares held under Board Restricted Stock Plan

Maria da Graça França [3]	0	0	0	0	0
Guillermo Güémez García [4]	0	0	0	0	0
Santiago Perdomo Maldonado	1,662	0	0	3,821	1,662
Will C. Wood	4,162	304	304	3,821	1,662
Mario Covo	1,662	304	304	3,821	1,662
Herminio Blanco	657	0	0	3,821	657
William Hayes	2,657	0	0	3,821	657
Alexandre Lodygensky Jr.	657	0	0	3,821	657
Gonzalo Menéndez Duque	2,493	304	304	5,733	2,493

[1] Includes Class E shares held under the Board Restricted Stock Plan.
[2] Includes an aggregate number of 15,054 indexed options granted to directors on February 1, 2005.

[3]  An aggregate of 657 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan have been issued to her employer, Banco do Brasil.  In addition, an aggregate of 3,821 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan have been granted to Banco do Brasil.

[4] An aggregate of 1,662 Class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico.

          In addition, as of the date hereof, there are 1,368 options outstanding under the Board Plan that were granted to former directors.

          For additional information regarding stock options granted to executive officers and directors, see Note 15 to the Consolidated Financial Statements.

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

6.C    Board Practices

Corporate Governance

          The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com).  In addition, The Bank’s website (under “Corporate Governance”) provides a summary of the significant differences between Corporate Governance practices commonly used by the Bank and other public companies in Panama and the NYSE Standards for U.S. domestic companies.

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

Name	Country of Citizenship	Position held by Dignatario with the Bank

Gonzalo Menéndez Duque [1] Director Banco de Chile	Chile	Chairman of the Board

Jaime Rivera Chief Executive Officer Bladex	Guatemala	Chief Executive Officer

Maria da Graça França [2] Head of North America and General Manager (New York Office) Banco do Brasil	Brazil	Treasurer

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary

[1] Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2005 by the Board.
[2] Mrs. Maria da Graça França was appointed Treasurer in April 2005 by the Board.

Committees of the Board of Directors

          The Board, pursuant to the powers granted to it under the Bank’s Articles of Incorporation, has established several committees to delegate its oversight duties in respect of the Bank’s operations.  These committees are: the Audit Committee, the Credit Policy and Risk Assessment Committee, the Nomination and Compensation Committee and the Assets and Liabilities Committee.  The Board has decided not to constitute a corporate governance committee.  Given the importance of corporate governance, the Board has decided to address all matters relating thereto in plenary meetings of the Board.

          During the fiscal year ended December 31, 2004, the Board held seven meetings.  On average, directors attended approximately 97% of the total number of Board meetings held during the fiscal year ended December 31, 2004.

          The following table sets forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2004:

Committee	Number of members	Total number of meetings held

Audit Committee	4	9
Credit Policy and Risk Assessment Committee	5	4
Assets and Liabilities Committee	5	4
Nomination and Compensation Committee	4	4

Audit Committee

          The Audit Committee is a standing Committee of the Board.  According to its Charter, the Audit Committee must be comprised of at least three independent directors.  At December 31, 2004, the members of the Audit Committee were Will C. Wood (Chairman of the Committee), Alexandre Lodygensky Jr., Gonzalo Menéndez Duque and Santiago Perdomo Maldonado.

          As of April 19, 2005, the members of the Audit Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque and Santiago Perdomo Maldonado.

          All members of the Audit Committee must be independent directors, as determined by the Board, and at least one director must be a financial expert. No member of the Audit Committee can be an employee of the Bank.  The Board has determined that all members of the Audit Committee are independent and that at least one of its members is a financial expert. The Audit Committee’s financial expert is Gonzalo Menéndez Duque.

          The Audit Committee is required to meet at least six times a year, pursuant to the requirements of the Superintendency of Banks of Panama, or more often if the circumstances so require.  During the fiscal year ended December 31, 2004, the Audit Committee met nine times.

          The Audit Committee reviewed and recommended to the Board that the Audited Consolidated Financial Statements of the Bank for the year ended December 31, 2004 be included in the Bank’s Annual Report. The Audit Committee also recommended to the Board that it retain KPMG as its external independent auditors for the fiscal year ending December 31, 2005.  The aggregate amounts of fees paid by the Bank to its independent auditors in connection with external audit and audit related services for the fiscal year ended December 31, 2004 were approximately $356,225 and for non-audit services was approximately $117,324.  For additional information see “Principal Accountant Fees and Services”.

          According to its Charter, the Audit Committee’s main oversight responsibilities include the following:

•	The Audit Committee is directly responsible for the appointment, compensation, supervision and, whenever necessary, make replacements of the Bank’s external independent auditors.

•

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

•

Review, together with management and independent auditors, the Bank’s interim Consolidated Financial Statements, the annual Consolidated Financial Statements, the annual report on Form 20-F and any financial information, which is to be released to the public.

•

Review, together with management, the adequacy of the Bank’s system of internal controls to assure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

•

Review with management to satisfy itself that management has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risks, and that the risks assumed by the Bank are appropriately reflected in the books and records.

•	Review the Bank’s compliance with its Code of Ethics.

•	Review and evaluate the adequacy of the work performed by the Controller, the Chief Auditor and the Compliance Officer.

          The Charter of the Audit Committee requires an annual self-evaluation of the Committee’s performance.

Credit Policy and Risk Assessment Committee

          The Credit Policy and Risk Assessment Committee is a standing Committee of the Board.  The members of the Credit Policy and Risk Assessment Committee at December 31, 2004 and as of this date are Guillermo Güémez García (Chairman of the Committee), Herminio Blanco, Alexandre Lodygensky Jr., Gonzalo Menéndez Duque and Will C. Wood.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent.

          The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all the credit policies and procedures related to the adequate management of the Bank’s assets.  The Committee also reviews the quality and profile of the Bank’s credit assets and the risk levels assumed by the Bank.  The Committee’s responsibilities also include, among others, the review and submission to the Board for approval of the country limits and limits exceeding delegated authority and of the adequacy of credit reserves.

          The Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with risk management and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

Nomination and Compensation Committee

          The Nomination and Compensation Committee is a standing Committee of the Board.  The members of the Nomination and Compensation Committee at December 31, 2004 and as of this date are Santiago Perdomo Maldonado (Chairman of the Committee), Mario Covo, Maria da Graça França and William Hayes. No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent directors other than Maria da Graça França.

          The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

          The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other senior management and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising senior management on issues related to the Bank’s personnel.

          The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee’s performance.

Assets and Liabilities Committee

          The Assets and Liabilities Committee is a standing Committee of the Board.  The members of the Assets and Liabilities Committee at December 31, 2004 were Mario Covo (Chairman of the Committee), Herminio Blanco, Maria da Graça França, Guillermo Güémez and William Hayes.

          As of April 19, 2005, the members of the Assets and Liabilities Committee are Mario Covo (Chairman of the Committee), Herminio Blanco, Guillermo Güémez, William Hayes and Alexandre Lodygensky.

          No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors.

          The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the management of the Bank’s assets and liabilities.  The Committee also coordinates disbursement and funding activities to enhance earnings and to reduce risks. As part of its responsibilities, the Committee reviews and recommends to the Board, among others, policies related to the Bank’s liquidity, mismatch between assets and liabilities, investment of liquidity, derivative positions, taxes, and future funding strategies.

          The Assets and Liabilities Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with the Senior Vice President, Treasury and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

Advisory Council

          The Board created the Advisory Council in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended.    The Advisory Council meets only when the Board convenes it.  During the fiscal year ended December 31, 2004, the Advisory Council did not meet.  The following table sets forth the names, positions and countries of citizenship of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship

Luis Pagani	President Arcor S.A.I.C.	Argentina

Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil

Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile

Eugenio Clariond	Chief Executive Officer Grupo Imsa, S.A. de C.V.	Mexico

Alberto Motta, Jr	Vice President Inversiones Bahia Ltd.	Panama

Alfredo Riviere	President Sural, C.A.	Venezuela

6.D    Employees

          As of December 31, 2004, the total number of permanent employees was 151, which were geographically distributed as follows: Head Office in Panama: 135; New York Agency: 7; Representative Office in Argentina: 3; Representative Office in Brazil: 4; and Representative Office in Mexico: 2.

6.E    Share Ownership

          As of December 31, 2004, the Bank’s executive officers and directors, as a group, owned an aggregate of 31,390 Class E shares, which was approximately 0.1% of all issued and outstanding Class E shares.

          For additional information regarding the Bank’s equity compensation for directors and Senior Management, see “Compensation”.

Item 7.          Major Shareholders and Related Party Transactions

7.A    Major Shareholders

          As of December 31, 2004, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9% of the total outstanding shares of voting capital stock of the Bank.

          The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2004:

		At December 31, 2004
Class A	Number of Shares	of Class	% of Total
Banco de la Nación Argentina	1,045,348.00	16.5	2.7
Banco do Brasil [1]	974,551.00	15.4	2.5
Banco de Comercio Exterior de Colombia, S.A	488,547.00	7.7	1.3
Banco de la Nación Perú	446,556.00	7.0	1.1
Banco Central del Paraguay	434,658.00	6.9	1.1
Banco Central del Ecuador	431,217.00	6.8	1.1
Banco del Estado de Chile	323,412.75	5.1	0.8

Total Shares of Class A Common Stock	6,342,189.16	100.0%	16.3%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	27.0	2.3
Banco de la Nación Argentina	295,944.50	9.0	0.8
Mizuho Corporate Bank Ltd	294,345.00	9.0	0.8

Total Shares of Class B Common Stock	3,271,269.04	100.0%	8.4%

Class E [2]	Number of Shares	% of Class	% of Total
Arnhold & S. Bleichroeder Advisers, LLC	3,518,400.00	12.0	9.0
Artisan Partners LP	2,928,114.00	10.0	7.5
Mondrian Investment Partners Ltd	1,626,700.00	5.6	4.2

Total Shares of Class E Common Stock	29,283,621.00	100.0%	75.3%

Total Shares of Common Stock	38,897,079.20		100.0%

[1]  Does not include an aggregate of 657 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan issued to her employer, Banco do Brasil and an aggregate of 3,821 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan granted to Banco do Brasil.

[2] Source: Schedule 13G filings with the Securities and Exchange Commission.

          All common shares have the same rights and privileges regardless of their class, except that:

•

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

•	The Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders;

•	The Class B shares may be converted into Class E shares;

•	The holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E common shares do not; and

•	The classes vote separately for their respective Directors.

          As of December 31, 2004, there were no Class A shares held by institutions located in the United States.  At December 31, 2004, 0.15% of the total Class B shares outstanding were held by institutions located in the United States, representing 0.01% of the Bank’s total common shares.  Because a majority of Class E shares are held by or in the name of the Depository Trust Company, the Bank does not have precise information regarding Class E stockholders in this regard.

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

          At December 31, 2004, the Bank did not have any outstanding credit exposure with related parties as defined by the Panamanian Superintendency of Banks.

7.C     Interests of Experts and Counsel

          Not required in this Annual Report.

Item 8.          Financial Information

8.A    Consolidated Statements and Other Financial Information

          The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

Common Dividends

          During 2002, the Board suspended dividends on common shares, believing that it was in the best interest of stockholders to conserve the Bank’s capital resources until the probable outcome of the Bank’s exposure to Argentina was clearer.

          During 2003, no dividends were declared on common shares.

          On February 3, 2004, the Board authorized a dividend policy whereby dividends will be declared and paid to stockholders on a quarterly basis.  In accordance with this new policy, the Board declared an annual dividend of $0.40 per common share payable on a quarterly basis.

          On August 3, 2004, the Board authorized an increase in the quarterly cash dividend from $0.10 per common share to $0.15 per common share and a special dividend of $1.00 per common share reflecting, among other considerations, the amount of provision reversals realized since January 1, 2004 in the Bank’s Argentine portfolio.

          On February 1, 2005, the Board declared a special dividend of $2.00 per common share payable on April 11, 2005 to stockholders of record as of March 28, 2005, along with the quarterly common dividend of $0.15 per common share.  This special dividend reflected the results obtained in the management of the Bank’s Argentine portfolio.

          The following table shows information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
April 5, 2004	March 26, 2004	$0.10
July 7, 2004	June 28, 2004	$0.10
October 7, 2004	September 27, 2004	$1.15
January 17, 2005	January 6, 2005	$0.15
April 11, 2005	March 28, 2005	$2.15

Preferred Dividend

          During 2003, the Bank paid cash dividends in the aggregate amount of $852,990 to the holders of its preferred shares representing $0.80 per preferred share.  On April 13, 2004 the Board declared a cash dividend of $0.40 per share payable on May 17, 2004 to the registered holders of preferred shares as of April 30, 2004. On November 6, 2004 the Board declared a cash dividend of $1.90 per share payable on November 15, 2004 to the registered holders of preferred shares as of November 8, 2004.

          The Board at a meeting held on April 18, 2005 declared a cash dividend of $2.148 per share payable on May 16, 2005 to the registered holders of preferred shares as of April 29, 2005.

8.B    Significant Changes

          Not applicable

Item 9.          The Offer and Listing

9.A    Offer and Listing Details

          On October 1, 1992, the Bank completed a public offering in the United States of 4,000,000 Class E shares with no par value.  On December 22, 1994, the Bank completed another offering of 3,200,000 Class E shares.  On June 27, 2003 the Bank sold 1,431,004 Class A shares, 652,997 Class B shares and 19,915,999 Class E shares in a rights offering to its existing stockholders.  The Class E shares are listed on the New York Stock Exchange under the symbol BLX.  The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.

	Price per Class E Share (in $)

	High	Low

2000	34.88	21.25
2001	37.70	25.30
2002	29.70	2.00
2003	19.95	4.01
2004	20.00	14.00

2003:
First Quarter	6.54	4.01
Second Quarter	9.95	5.24
Third Quarter	12.45	7.90
Fourth Quarter	19.95	12.00
2004:
First Quarter	19.23	15.20
Second Quarter	18.98	14.00
Third Quarter	17.00	14.60
Fourth Quarter	20.00	15.30
2005:
First Quarter	25.50	18.53

	Price Class E Share (in $)

	High	Low

2004:
December	20.00	18.00
2005:
January	22.04	18.53
February	25.50	21.12
March	22.97	19.63
April	20.95	18.34
May	19.65	15.34

9.B    Plan of Distribution

          Not required in this Annual Report.

9.C    Markets

          The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded.  The Bank’s Class E shares, which constitute the only class of shares publicly traded (in the New York Stock Exchange), represent approximately 75.3% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2004.  The Bank’s Class B shares are convertible into Class E shares on a one to one basis.

9.D    Selling Shareholders

          Not required in this Annual Report.

9.E    Dilution

          Not required in this Annual Report.

9.F    Expenses of the Issue

          Not required in this Annual Report.

Item 10.         Additional Information

10.A  Share Capital

          Not required in this Annual Report.

10.B  Memorandum and Articles of Association

Articles of Incorporation

          Bladex is a Bank organized under the laws of the Republic of Panama, registered in the Mercantile Section (Persons) of the Public Registry of the Republic of Panama at file card 021666, roll 1050, image 0002.  Article 2 of Bladex’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development of Latin American countries, mainly by promoting foreign trade.  For the attainment of this purpose, the Bank may:  (1) establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export; (2) foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin; (3) promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems; (4) collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and (5) generally engage in any kind of banking or financial business intended to promote the development of Latin American countries.  The Articles of Incorporation provide that Bladex may also engage in activities other than those described above, provided that it has obtained the approval of the stockholders in a resolution adopted by the affirmative vote of one-half (1/2) plus one of the common shares, either present or represented, in a meeting of stockholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of Class A shares issued and outstanding.

          Bladex’s Articles of Incorporation provide that the Board of Directors shall direct and control the business and assets of the Bank, except for those matters specifically reserved to stockholders by law or the Articles of Incorporation.  The Board of Directors may, however, grant general and special powers of attorney, authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board of Directors, as the Board of Directors may deem convenient to entrust to each of them.

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

          The Board of Directors consists of ten members, as follows: three Directors are elected by the holders of the Class A shares; two Directors are elected by the holders of the Class B shares; three Directors are elected by the holders of the Class E shares; and two Directors are elected by the holders of all of the common shares.  Notwithstanding the foregoing, if due to the conversion of Class B shares, the number of outstanding shares of this class falls below certain percentages prescribed in the Articles of Incorporation, holders of Class B shares may lose the right to elect Class B representatives to the Board of Directors.  At December 31, 2003, the amount of Class B shares represented 8.8% of the total of all issued and outstanding shares.  Consequently, during the stockholder’s meeting held in April 2004, two of the three Class E directors were elected to Class E directorships to represent positions held by representatives of the Bank’s Class B shares which were forfeited to the Class E stockholders as a result of the Class B shares falling below 10% of the Bank’s total outstanding shares of common stock

          The Directors are elected by stockholders for periods of three (3) years and they may be re-elected.  The holders of the Class A, Class B and Class E shares vote separately as a class for the election of the Directors of the Bank representing such class.  For the election of Directors, the stockholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of Directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the Directors to be elected or among two or more of them, as the shareholder may decide.

          All common shares have the same rights and privileges regardless of their class, except that:  (i) the affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Articles of Incorporation; (ii) the Class E  shares and the preferred shares are freely transferable,  while  the Class A  shares and Class B  shares can only be transferred to qualified holders; (iii) the Class B  shares may be converted into Class E  shares; and (iv) the holders of Class A  shares and Class B  shares benefit from pre-emptive rights, but the holde rs of Class E  shares do not; and (v) the classes vote separately for their representative directors.

          Preferred shares receive a minimum annual preferred dividend of 8% per annum to be declared by the Board of Directors and to be paid, as any other dividend, in semiannual or quarterly installments, as prescribed by the Board of Directors.  The Bank may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred stockholders in that year or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid.  In the event that the Bank fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the Bank fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the Bank, the holders of preferred shares shall be entitled to elect a member of the Board of Directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist.  As of the date hereof, the Bank is current in its payment of dividends to preferred stockholders.  Preferred shares have no voting rights, except for the election of a Director in the event mentioned above.  Preferred shares have no preemptive rights under Article 6 of the Articles of Incorporation.

          The rights of the holders of the common shares may be changed by an amendment to the Articles of Incorporation of the Bank.  Amendments to the Articles of Incorporation may be adopted by the affirmative vote of one-half plus one of the common shares represented at the respective meeting, except for the following amendments which require, in addition, the affirmative vote of three-quarters (3/4) of all issued and outstanding Class A shares:  (i) any amendment to the Bank’s purposes or powers, (ii) any amendment to the capital structure of the Bank and the qualifications to become a holder of any particular class of shares, (iii) any amendment to the provisions relating to the notice, quorum and voting at stockholders’ meetings, (iv) any amendment to the composition and election of the Board of Directors, as well as notices, quorum and voting at meetings of Directors, (v) any amendments to the powers of the Chief Executive Officer of the Bank and (vi) any amendments to the fundamental financial policies of the Bank.

          The Articles of Incorporation of Bladex provide that there will be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the Board of Directors, to elect Directors and transact any other business duly submitted to the meeting by the Board of Directors.  In addition, holders of the common shares shall hold extraordinary meetings when called by the Board of Directors, as it may deem necessary.  The Board of Directors or the President of the Bank must call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of the issued and outstanding capital.  Notice of meetings of stockholders, whether ordinary or extraordinary, are personally delivered to each registered shareholder or sent by fax, telex, courier, air mail or any other means authorized by the Board of the Directors, at least 30 days before the date of the meeting, counted from the date that the notice is sent.  The notice of the meeting must include the agenda of the meeting.  At any meeting of stockholders, stockholders may be represented by a proxy who need not be a shareholder, and who may be appointed by public or private document, with or without power of substitution.  Whenever the holders of the preferred shares are entitled to vote pursuant to the Articles of Incorporation, a meeting of the holders of the preferred shares shall be called by the President of the Bank as soon as possible.  Upon request to the Board of Directors or the President of the Bank, stockholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of the Articles of Incorporation and the By-laws, is within their competence.  In order to have a quorum at any meeting of stockholders, it is required that one-half plus one of the common shares issued and outstanding be represented at the meeting.  Whenever a quorum is not obtained at a meeting of stockholders, the meeting shall be held on the second meeting date set forth in the notice of the meeting with the common shares represented on such second meeting date.  All resolutions of stockholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at the meeting where the resolution was adopted, except for those cases mentioned above that require a super-majority vote.

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

          The Board has scheduled an extraordinary stockholders meeting for November 14, 2005 in Panama City, Panama, to amend the Bank’s Article of Incorporation.

10.C  Material Contracts

          The Bank has not entered into any material contract outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report.

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

United States Taxes

          This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares.  This summary applies only to current holders that hold Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark to market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

          This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative pronouncements, as all in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations.  Purchasers or holders of Class E shares should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the ownership and disposition of Class E shares in their particular circumstances.

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

          Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States.  U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends.  Dividends will not be eligible for the special 15% rate applicable to “qualified dividend income” received by an individual.  Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability.  Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “financial services income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

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

          If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period).  Under these rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (ii) the amount allocated to the current taxable year would be treated as ordinary income, (iii) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year; and (iv) on interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.  For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

10.F  Dividends and Paying Agents

          Not required in this Annual Report.

10.G  Statement by Experts

          Not required in this Annual Report.

10.H  Documents on Display

          Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Carlos Yap, Senior Vice President - Finance, Bladex, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Yap at 011-507-210-8581.  Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com.  Information is also available on the Bank’s website at: www.blx.com.

10.I   Subsidiary Information

          Not applicable

Item 11.         Quantitative and Qualitative Disclosure About Market Risk

          The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures.  Certain members of the Board constitute the Assets and Liabilities Committee, which meet on a regular basis and monitor and control the risks in each specific area.  At the management level, the Bank has a Risk Management Department that measures and controls the credit and market exposure of the Bank.

          The Bank’s primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk.

          The Bank’s liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis.  The Bank manages short-term liquidity risk by investing in overnight deposits a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits with maturities of less than one week, and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days.  See “Information on the Company—Investment Securities.”  These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market.  Interbank deposits are placed with reputable international banks located outside of the Region that usually carry ratings of A-1, P-1 or F-1 by two of the major rating agencies.  These banks must have a correspondent relationship with Bladex and be approved by the Board on an annual basis.  The primary objectives for these investments are security and liquidity.  In order to manage its liquidity needs, the Bank’s liquidity position is reviewed and monitored on a daily basis by management.

          At December 31, 2004, the Bank’s interest rate risk derived from the Bank’s asset-sensitive position in the short-term, which means that the Bank’s interest-bearing assets repriced more quickly than the Bank’s interest-earning liabilities.  Consequently, failure to adequately manage this interest rate risk could adversely affect the Bank’s net interest income during periods of increasing interest rates.  The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities.  The Bank’s policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis cannot exceed 100% of the Bank’s total capital.  The Bank’s policy with respect to intere st rate gaps also provides that it match fund interest-earning assets over 365 days.

          The Bank uses interest rate swaps on a limited basis as part of its interest rate risk management.  These interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments.  For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see “Liquidity and Capital Resources.” and Note 18 and Note 2(o) of the Notes to Consolidated Financial Statements.

          Whenever possible, foreign-currency-denominated assets are funded with liability instruments denominated in the same currency.  In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk due to this cross-currency funding.

Derivative Financial Instruments

          The Bank utilizes derivative financial instruments, primarily cross currency swaps, foreign exchange forward contracts and interest rate swaps to hedge foreign currency risks arising from the Bank’s lending activity and the issuance of non-dollar short-term Euro commercial paper and Euro medium-term notes.  The Bank does not engage in derivatives trading.  The Bank also engages in foreign exchange trades to serve customers’ transaction needs and all positions are hedged with an offsetting contract in the same currency.  The Bank manages and controls the risks on these buy and sell foreign currency contracts by establishing limits on amounts of such contracts and terms by clients, and by having adopted policies that do not allow it to maintain open positions.  Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exch ange a series of interest rate flows, which involve fixed for floating interest payments or vice versa.  The Bank’s policy is not to engage in derivative positions other than routine swaps to hedge existing normal currency and interest rate positions.

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

          There were no derivative financial instruments outstanding at December 31, 2004. Quantitative information on derivative financial instruments outstanding at December 31, 2003 is set forth below:

	At December 31, 2003

		Fair Value

	Nominal Amount	Asset	Liability
Fair Value Hedges:
Interest rate swaps	$0	$0	$0
Cross-currency swap	61,426	1,684	7,051

Cash Flow Hedges:
Interest rate swaps	60,000	0	792

Freestanding:
Interest rate swaps	0	0	0
Cross-currency swap	50,130	572	5,178
Foreign exchange forward contracts	0	0	0

Total	$171,556	$2,256	$13,021

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

Information about Derivative Financial Instruments

          The table below lists for each of the years 2004 to 2009 the notional amounts and weighted interest rates, as of December 31, 2004, for the Bank’s investments, borrowings and placements.  There were no cross currency swaps and interest rate swaps outstanding on this date.

	Maturities

	2005	2006	2007	2008	2009	There- after	Total 2004	Fair Value 2004

	(in thousands)
Investments
Fixed Rate
US Dollars	26,387	0	51,540	0	40,528	74,400	192,856	192,989
Fixed Rate	7.32%	0%	8.85%	0%	7.38%	7.90%	7.96%

Borrowings and Placements
Fixed Rate
US Dollars	725,718	20,000			20,000		765,718	764,943
Fixed Rate	2.98%	3.54%			3.81%		3.02%

Variable Rate
US Dollars	132,402	124,359	67,859	18,000			342,621	338,429
Variable Rate	2.70%	2.98%	2.92%	3.56%			2.89%

Foreign Exchange Risk Management and Sensitivity

          The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars.  At December 31, 2004, the Bank did not have non-dollar financial liabilities.  Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another.  Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests.  The Bank manages this risk by not holding open foreign exchange positions.  The Bank uses foreign exchange forward contracts as part of its management of currency risks.  Most of the Bank’s forward exchange contracts are made by the Bank as end-user to hedge foreign exchange risks arising from the issuance of non-dollar denominated short-term Euro commercial paper and medium and long-term Euro medium-term notes, and from making non-dollar denominated short and medium-term loans.  Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency.  In the cases where these assets were funded in different currencies, forward foreign currency exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross-currency funding.

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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

          The Bank maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports it files under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Such controls include those designed to ensure that information for disclosure is communicated to the members of the Board and management, including the Chief Executive Officer (the “CEO”), as appropriate to allow timely decisions regarding required disclosure.

          The CEO and Chief Financial Officer (the “CFO”), with the participation of management, have evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2004. Based on such evaluation, the CEO and the CFO have concluded that, as of the end of such period, the Bank’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Bank in the reports that it files or submits under the Exchange Act.

Changes in Internal Controls

          There have not been any changes in the Bank’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Bank’s fiscal year ended as of December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Item 16.         Reserved

Item 16A.      Audit Committee Financial Expert

          The Bank’s Board has determined that the Bank has at least one audit committee financial expert serving on its Audit Committee.  The Audit Committee financial expert is Mr. Gonzalo Menéndez Duque.

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

Item 16C.      Principal Accountant Fees and Services

Audit Fees

          The aggregate fees billed for each of the fiscal years ended December 31, 2003 and 2004 for professional services rendered by KPMG for the audit of the Bank’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years were $467,217 and $356,225, respectively.

Audit-Related Fees

          There were no aggregate fees billed in each of the fiscal years ended December 31, 2003 and 2004 for assurance and related services by KPMG to the Bank that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “Audit Fees” above (consisting of other regulatory filing fees).

Tax Fees

          The aggregate fees billed in each of the fiscal years ended December 31, 2003 and 2004 for professional services rendered by KPMG to the Bank for tax compliance, tax advice and tax planning were $49,150 and $37,583, respectively.

All Other Fees

          The aggregate fees billed in each of the fiscal years ended December 31, 2003 and 2004 for products and services provided by KPMG to the Bank, other than the services reported in the three preceding paragraphs were $37,053 and $79,741, respectively.

Audit Committee Pre-Approval Policies

          The Audit Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent auditors.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          On August 5, 2004, the Bank announced a $50.0 million three-year open market stock repurchase program under which Bladex, may from time to time, repurchase its Class E shares of common stock, on the open market at the then prevailing market price.  Such purchases under the program will be made in accordance with applicable law, and subject to all required regulatory approvals.

The repurchases will be made using Bladex’s cash resources, and the program may be suspended or discounted at any time without prior notice.

          At December 31, 2004 the Bank has paid $7.5 million for 461,900 shares repurchased.  The following table shows information about shares repurchased by the Bank in the open market:

Period [1]	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs

September 2004 (9.10.04 – 9.22.04)	231,200	$16.41	231,200	2,814,811
October 2004 (10.5.04 – 10.20.04)	230,700	$16.18	230,700	2,625,136
March 2005 (03.17.05)	10,000	$21.93	10,000	1,926,724
May 2005 (05.13.05 – 05.26.05)	297,500	$17.08	297,500	2,175,838

Total	769,400		769,400

[1] The Bank did not repurchase any shares from November 2004 to February 2005.

PART III

Item 17.         Financial Statements

          The Bank is providing the financial statements and related information specified in Item 18.

Item 18.          Financial Statements

List of Consolidated Financial Statements

Independent Auditors’ Report	F-1

Consolidated Balance Sheets at December 31, 2004 and 2003	F-2

Consolidated Statements of Operations for each of the Years in the
Three-Year Period Ended December 31, 2004	F-3

Consolidated Statements of Changes in Stockholders’ Equity for each
of the Years in the Three-Year Period Ended December 31, 2004	F-4

Consolidated Statements of Comprehensive Income for each of the
Years in the Three-Year Period Ended December 31, 2004	F-5

Consolidated Statements of Cash Flows for each of the Years in the
Three-Year Period Ended December 31, 2004	F-6

Notes to Consolidated Financial Statements	F-7

Item 19.         Exhibits

          List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws*
Exhibit 4.1.	Mandate Letter*
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on February 24, 2003.

BANCO LATINOAMERICANO
DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As further disclosed in Note 2 (n) and 12, the Bank changed its method of accounting for certain financial instruments with characteristics of both liabilities and equity effective July 1, 2003.

KPMG

February 1, 2005
Panama, Republic of Panama

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

Assets	Note		2004	2003

Cash and due from banks	3,20	US$	687,248	868,018
Interest-bearing deposits with banks (including pledged certificate of deposit of US$4,200,000 and US$2,200,000 for 2004 and 2003, respectively)	3,20		154,099,108	253,945,857
Securities purchased under agreements to resell	3,4,6,20		0	132,022,050
Securities available for sale	5,6,20		164,871,623	48,340,618
Securities held to maturity (market value of US$28,117,000 in 2004 and US$29,790,000 in 2003)	5,20		27,984,068	29,452,040
Loans	6,20		2,441,685,854	2,275,031,138
Less:
Allowance for loan losses	7		106,352,107	224,347,459
Unearned income			3,845,358	4,282,083

Loans, net			2,331,488,389	2,046,401,596

Customers’ liabilities under acceptances	6,20		32,529,977	29,006,054
Premises and equipment	8		3,508,404	4,118,848
Accrued interest receivable	20		15,448,061	10,930,756
Derivative financial instruments-assets	18,20		0	2,256,084
Other assets	17		5,490,612	6,213,612

Total assets		US$	2,736,107,490	2,563,555,533

Liabilities and Stockholders’ Equity
Deposits:	9,20
Noninterest-bearing - Demand		US$	22,619,188	19,370,257
Interest-bearing - Time			841,540,399	683,584,579

Total deposits			864,159,587	702,954,836

Short-term borrowings	5,10,20		704,718,013	687,214,017
Medium and long-term borrowings and placements	11,20		403,620,966	485,516,431
Acceptances outstanding			32,529,977	29,006,054
Accrued interest payable			6,477,399	5,431,818
Derivative financial instruments-liabilities	18,20		0	13,021,310
Reserve for losses on off-balance sheet credit risk	7		33,101,436	33,972,581
Redeemable preferred stock (US$10 par value)	12		7,860,386	10,946,434
Other liabilities			27,509,396	11,163,367

Total liabilities			2,079,977,160	1,979,226,848

Stockholders’ equity:	13,14,15
Class “A” common stock, no par value, assigned value of US$6.67 (Authorized 40,000,000; outstanding 6,342,189)			44,407,100	44,407,100
Class “B” common stock, no par value, assigned value of US$6.67 (Authorized 40,000,000; outstanding 3,271,269 in 2004 and 3,466,702 in 2003)			25,598,199	26,901,149
Class “E” common stock, no par value, assigned value of US$6.67 (Authorized 100,000,000; outstanding 29,283,621 in 2004 and 29,543,847 in 2003)			209,973,177	208,669,649
Additional paid-in capital in excess of assigned value			133,785,441	133,786,028
Capital reserves	25		95,210,154	95,210,154
Retained earnings			233,700,536	150,788,831
Treasury stock	13		(92,626,751)	(85,310,452)
Accumulated other comprehensive income	5, 19		6,082,474	9,876,226

Total stockholders’ equity			656,130,330	584,328,685

Commitments and contingent liabilities	6,17,20
Total liabilities and stockholders’ equity		US$	2,736,107,490	2,563,555,533

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Operations

For  Each of the Years in the Three - Year Period Ended December 31, 2004

	Note		2004	2003	2002

Interest income:
Deposits with banks		US$	2,729,348	4,620,632	9,716,709
Investment securities:
Investment available for sale			3,688,302	6,515,781	6,986,015
Investment held to maturity			2,218,141	1,275,553	10,379,207
Loans			67,480,314	85,944,679	138,681,758
Other			35,664	38,534	36,660

Total interest income			76,151,769	98,395,179	165,800,349

Interest expense:
Deposits			11,938,675	7,348,428	15,283,449
Short-term borrowings			9,388,323	12,050,472	33,555,221
Medium and long-term borrowings and placements			12,799,615	25,009,240	52,182,769

Total interest expense			34,126,613	44,408,140	101,021,439

Net interest income			42,025,156	53,987,039	64,778,910
(Reversal) provision for loan losses	7		(111,399,762)	(69,507,810)	272,586,082

Net interest income (loss) after (reversal) provision for loan losses			153,424,918	123,494,849	(207,807,172)

Other income (expense):
Commission income, net			5,927,778	7,445,581	8,886,260
Reversal (provision) for losses on off-balance sheet credit risk	7		871,145	(10,602,890)	(6,169,691)
Derivatives and hedging activities			47,713	(7,987,844)	(340,743)
Impairment loss on securities	5		0	(953,477)	(44,268,201)
Gain on sale of securities available for sale	5		2,921,688	22,210,998	183,586
Gain on early extinguishment of debt	11		6,250	788,907	1,430,000
Gain (loss) on foreign currency exchange			(193,663)	(381,814)	300,589
Other income (expense)			76,774	42,385	552,727

Net other income (expense)			9,657,685	10,561,846	(39,425,473)

Operating expenses:
Salaries and other employee expenses			10,334,744	11,390,409	9,873,652
Depreciation of premises and equipment			1,298,489	1,511,981	1,418,251
Professional services			2,571,544	3,146,994	2,395,277
Maintenance and repairs			1,206,780	1,165,864	915,902
Other operating expenses			5,940,806	5,345,635	4,655,988

Total operating expenses			21,352,363	22,560,883	19,259,070

Income (loss) from continuing operations			141,730,240	111,495,812	(266,491,715)
Discontinued operations:
Loss from operations and disposal of business segment	16, 24		0	0	(2,346,094)

Net income (loss)		US$	141,730,240	111,495,812	(268,837,809)

Basic earnings (loss) per share:	16
Income (loss) from continuing operations		US$	3.61	3.88	(15.42)
Loss from discontinued operations			0.00	0.00	(0.14)

Net income (loss) per share		US$	3.61	3.88	(15.56)

Diluted earnings (loss) per share:	16
Income (loss) from continuing operations		US$	3.60	3.88	(15.42)
Loss from discontinued operations			0.00	0.00	(0.14)

Net income (loss) per share		US$	3.60	3.88	(15.56)

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For Each of the Years in the Three - Year Period Ended December 31, 2004

		2004	2003	2002

Common stock:
Balance at beginning of the year	US$	279,977,898	133,234,806	133,217,418
Issuance of common stock		0	146,740,000	15,734
Difference in fractional shares in conversion of common stock		578	3,092	1,654

Balance at end of the year	US$	279,978,476	279,977,898	133,234,806

Additional paid-in capital in excess of assigned value:
Balance at beginning of the year	US$	133,786,028	145,490,027	145,456,320
Issuance of common stock		0	220,000	35,361
Difference in fractional shares in conversion of common stock		(587)	(3,092)	(1,654)
Stock offering costs		0	(11,920,907)	0

Balance at end of the year	US$	133,785,441	133,786,028	145,490,027

Capital reserves:
Balance at beginning of the year	US$	95,210,154	95,210,154	305,210,154
Transfer to retained earnings		0	0	(210,000,000)

Balance at end of the year	US$	95,210,154	95,210,154	95,210,154

Retained earnings:
Balance at beginning of the year	US$	150,788,831	40,739,863	100,674,373
Net income (loss)		141,730,240	111,495,812	(268,837,809)
Dividends - common stock		(58,702,056)	0	0
Dividends - redeemable preferred stock		0	(1,218,557)	(1,096,701)
Earnings transferred from capital reserves		0	0	210,000,000
Issuance of restricted stock		(116,471)	(228,262)	0
Difference on fractional shares in conversion of common stock		(8)	(25)	0

Balance at end of the year	US$	233,700,536	150,788,831	40,739,863

Treasury stock:
Balance at beginning of the year	US$	(85,310,452)	(85,633,707)	(85,633,707)
Issuance of restricted stock		211,349	323,255	0
Repurchase of Class “E” common stock		(7,527,648)	0	0

Balance at end of the year	US$	(92,626,751)	(85,310,452)	(85,633,707)

Accumulated other comprehensive income (loss):
Balance at beginning of the year	US$	9,876,226	(117,717)	(506,280)
Net change in unrealized gains (losses) on securities available for sale		(4,178,041)	7,258,933	2,967,166
Net change in unrealized gains (losses) on derivatives		384,289	2,735,010	(2,578,603)

Balance at end of the year	US$	6,082,474	9,876,226	(117,717)

Balance at beginning of the year	US$	584,328,685	328,923,426	598,418,278
Changes during the year, net		71,801,645	255,405,259	(269,494,852)

Balance at end of the year	US$	656,130,330	584,328,685	328,923,426

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For  Each of the Years in the Three - Year Period Ended December 31, 2004

	Note		2004	2003	2002

Net income (loss)		US$	141,730,240	111,495,812	(268,837,809)
Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the year (including adjustments related to transfers from securities held to maturity to available for sale)			(1,256,353)	29,469,931	(38,916,035)
Less: Reclassification adjustments for (gains) losses included in net income (loss)			(2,921,688)	(22,210,998)	41,883,201

Net change in unrealized gains (losses) on securities available for sale	5,19		(4,178,041)	7,258,933	2,967,166

Unrealized gains (losses) on derivatives arising from the year	19		384,289	2,735,010	(2,578,603)

Other comprehensive income (loss)			(3,793,752)	9,993,943	388,563

Comprehensive income (loss)		US$	137,936,488	121,489,755	(268,449,246)

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Years in the Three - Year Period Ended December 31, 2004

		2004	2003	2002

Cash flows from operating activities:
Net income (loss)	US$	141,730,240	111,495,812	(268,837,809)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Derivatives and hedging activities		(47,713)	1,274,094	340,743
Depreciation of premises and equipment		1,298,489	1,511,981	1,434,217
Reversal (provision) for loan losses		(111,399,762)	(69,507,810)	272,586,082
Impairment loss on securities		0	953,477	44,268,201
(Reversal) provision for losses on off-balance sheet credit risk		(871,145)	10,602,890	6,169,691
Provision for fair value of guarantees		0	5,260	0
Gain on sale of securities available for sale		(2,921,688)	(22,210,998)	(183,586)
Issuance of restricted stock		94,878	94,993	0
Amortization of premiums and discounts on investments		1,175,166	(262,576)	(833,151)
Net (increase) decrease in accrued interest receivable		(4,517,305)	4,481,097	58,988,253
Net (decrease) increase in derivatives financial instruments		(10,333,224)	(1,223,177)	38,104,883
Net decrease (increase) in other assets		723,000	2,756,416	(1,273,916)
Net increase (decrease) in accrued interest payable		384,853	(6,074,500)	(28,021,652)
Net increase (decrease) in other liabilities		10,511,467	(1,796,950)	(6,793,106)

Net cash provided by operating activities		25,827,256	32,100,009	115,948,850

Cash flows from investing activities:
(Increase) decrease in pledged certificates of deposit		(2,000,000)	2,800,000	1,000,000
Net (increase) decrease increase in loans		(173,687,031)	102,804,456	2,188,689,639
Net acquisition of premises and equipment		(688,045)	(543,940)	(1,043,325)
Proceeds from the redemption of securities available for sale		19,273,758	56,815,259	4,300,000
Proceeds from the redemption of securities held to maturity		0	11,817,973	143,337,714
Proceeds from the sale of securities available for sale		7,656,903	40,675,803	64,555,240
Acquisition of securities available for sale		(144,425,213)	0	(51,128,723)

Net cash (used in) provided by investing activities		(293,869,628)	214,369,551	2,349,710,545

Cash flows from financing activities:
Net increase (decrease) in due to depositors		161,204,751	150,982,224	(1,019,386,627)
Net decrease in short-term borrowings and placements with original maturity of less than 90 days		(183,023,712)	(25,574,014)	(249,198,695)
Proceeds from short-term borrowings and placements with original maturity greater than 90 days		936,355,458	870,583,548	398,145,749
Repayments of short-term borrowings and placements with original maturity greater than 90 days		(735,827,750)	(805,140,006)	(1,324,926,193)
Proceeds from medium and long-term borrowings and placements with original maturity greater than 90 days		256,727,846	100,098,511	225,386,872
Repayments of medium and long-term borrowings and placements with original maturity greater than 90 days		(338,623,311)	(900,075,345)	(727,054,926)
Dividends paid		(52,867,494)	(852,990)	(1,096,701)
Proceeds from issuance of common stock		0	146,960,000	51,095
Stock offering costs		0	(7,841,128)	(4,079,779)
Redemption of redeemable preferred stock		(2,425,320)	(2,260,299)	(2,756,360)
Repurchase of common stock		(7,527,648)	0	0
Conversion of common stock		(17)	(25)	0

Net cash provided by (used in) financing activities		33,992,803	(473,119,524)	(2,704,915,565)

Net decrease in cash and cash equivalents		(234,049,569)	(226,649,964)	(239,256,170)
Cash and cash equivalents at beginning of the year		384,635,925	611,285,889	850,542,059

Cash and cash equivalents at end of the year	US$	150,586,356	384,635,925	611,285,889

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	US$	33,741,760	50,482,640	127,166,695

Non-cash investing and financing activities:
Loan restructured as investment	US$	0	933,374	3,023,100

Investment restructured as loan	US$	0	3,325,000	5,500,000

Transfer from securities held to maturity to available for sale	US$	0	0	173,974,293

Transfer from securities available for sale to held to maturity	US$	0	29,821,038	0

Transfer from capital reserves to retained earnings	US$	0	0	210,000,000

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(1)	Organization

Banco Latinoamericano de Exportaciones, S. A. (“Bladex Panama” or “Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama (“Panama”), is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”).  The Bank was established pursuant to a May 1975 proposal presented to the XX Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was organized in 1977, constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama and initiated official operations on January 2, 1979, with its corporate headquarters located in Panama.

The Bank operates under a general banking license issued by the national Banking Commission, predecessor of the Superintendency of Banks of Panama, and is subject to its supervision and inspection.

Bladex’s subsidiaries are the following:

•

Banco Latinoamericano de Exportaciones Limited, (“Bladex Cayman”) a wholly owned subsidiary, incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987.  On November 30, 2004, Bladex Cayman ceased its banking operations.  All financial assets and liabilities were transferred to Bladex Panama (its parent company) and were recorded at predecessor basis.  On December 2004, Bladex Cayman obtained authorization to surrender its banking license from the Cayman Island Monetary Authority and the Superintendency of Banks of Panama.

•

Bladex Representacao Ltda., which was incorporated under the laws of Brazil on  January 7, 2000 and continues to exist there under, was established to act as the Bank’s representative office in Brazil.  Bladex Representacao Ltda. is 99.999% owned by Bladex Panama and 0.001% owned by Bladex Cayman.

•

Bladex Holdings Inc., which is a wholly owned subsidiary, was incorporated under the laws of the State of Delaware on May 30, 2000 and continues to exist there under.  Bladex Holdings Inc.’s wholly owned subsidiary, Bladex Financial Services, LLC, incorporated under the laws of the State of New York on October 20, 2000, was closed on June 30, 2002 together with its wholly owned subsidiary, Bladex Securities, LLC, incorporated under the laws of the State of New York on October 20, 2000.  Bladex Financial Services, LLC and its wholly owned subsidiary Bladex Securities, LLC, had no operations subsequent to June 30, 2002.

The Bank established an agency in the State of New York (the “New York Agency”), which began operations on March 27, 1989.  The New York Agency is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans.  The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, Mexico.

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

The consolidated financial statements include the accounts of Bladex (Head Office), its New York Agency and its subsidiaries, Bladex Cayman, Bladex Holdings Inc. and Bladex Representacao Ltda.  All significant inter-company balances and transactions have been eliminated for consolidation purposes.

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

For purposes of the consolidated statements of cash flows, cash equivalents consist of due from banks, interest-bearing deposits with banks, securities purchased under agreements to resell with original maturities of three months or less, except certificates of deposit and banker’s acceptances pledged.

	(d)	Repurchase and Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements.  The Bank’s policy is to take possession of securities purchased under agreements to resell and to relinquish possession of the securities sold under agreements to repurchase.  The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure under resale agreements.

	(e)	Investment Securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as negotiable commercial paper, banker’s acceptances, bonds and floating rate notes and equity securities.

		1)	Trading Securities
Securities that have been bought and held principally for the purpose of selling them in the near term are classified as trading securities. Changes in fair value are recorded in earnings.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		2)	Securities Available for Sale

These securities consist of mostly debt instruments that the Bank buys with the intention of selling them prior to maturity, and are subject to the same approval criteria as the rest of the credit portfolio.  These securities are carried at fair value, based on quoted market prices, and interest earned is recognized as income.  Changes in fair values are recorded as a component of other comprehensive income (loss) in shareholders’ equity until realized.

Realized gains and losses on sales of securities are computed on a specific identified cost basis, and are reported within other income (expense) in the consolidated statements of operation.

		3)	Securities Held to Maturity

Securities classified as held to maturity are securities that the Bank has the positive intent and ability to hold them to maturity.  These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Any security that experiences a decline in value, which is deemed other than temporary, is written down to its estimated fair value through a charge to current period income, as impairment loss on securities.  Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using a method that approximates the interest method.

.
Accrual of income is suspended on fixed income securities that are in default, or on which it is likely that future interest payments will not be collected as scheduled.

	(f)	Investment Fund
Investment fund is reported at cost and is included in other assets.

	(g)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, reduced by the allowance for loan losses.  The amortization of net unearned income is recognized as an adjustment to the related loan yield by using a method that approximates the interest method, based on the estimated lives of the loans.

Loans are identified as impaired and placed on non-accrual status (cash basis) when any payment of principal or interest is over 90 days due, or before if the Bank’s management determines that the ultimate collection of principal or interest is doubtful.  Any interest receivable that was accrued during the current period is reversed and any interest accrued in prior periods is charged-off against earnings.  Interest on non-accrual loans is only recorded as earned when collected.  Non-accrual loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable contractual loan terms and conditions for a sustained period of time and not less than six months, which is the minimum required by the Superintendency of Banks of Panama, and if in the Bank’s management’s opinion the loan is fully collectible.  When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, these credit losses are deducted from the allowance for loan losses.

Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payment when due, and economic conditions in the borrowing country.

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

The allowance for credit losses is provided for risk on losses, derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses.  Additions to the allowance for credit losses are made by charges to earnings.  Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings.  The allowance for credit losses is based on the evaluation of risks in the credit portfolio, and additionally, the Bank’s management takes into consideration the growth, nature and composition of the credit portfolio, including concentration, prior credit loan losses experience, and the conditions and general tendencies of the economy in each borrower’s country.

Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss recorded as recovery to the allowance, and are subsequently accounted for as securities available for sale.

The Bank’s management estimates losses on impaired credits on a loan-by-loan basis, and considers all available evidence including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan, if available, the fair value of the collateral, and other factors.

The Bank’s management estimates probable credit losses on the balance of its credit portfolio using a provision matrix model, which classifies and aggregates risk into three categories: country risk, borrower risk and transaction type risk.  To determine the probability of default due to country and borrower risk, the Bank uses sovereign and counter-party ratings of well-known independent rating agencies.  The Bank evaluates the transaction risk mainly by taking into account whether the risk is a foreign trade related transaction or otherwise.

This model is a tool to estimate and validate the levels of required reserves, but does not take into account all variables affecting asset quality.  Therefore, on a quarterly basis, the Bank also reviews the adequacy of reserves taking into account regional political, financial and economic trends affecting the portfolio, delinquency trends, volatility and significant concentrations that are not fully reflected in the model, and then adjust the level of required reserves, accordingly.

The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as letters of credit and guarantees, is reported as liabilities.

(i)	Fair Value of Guarantees Including Indirect Indebtedness of Others

FIN 45 requires that upon issuance of a guarantee the Bank recognize a liability for the fair value of all the obligations undertaken such as stand by letters of credit and guarantees.  Fair value is calculated based on the present value of the premium to be received. The Bank’s policy is to record reserves for off-balance sheet credit risk, which usually is greater than the fair value of the guarantees, accordingly, no additional adjustments have been required to present stand by letter of credit and guarantees at fair value.

(j)	Commission Income

Loan origination fees, net of direct loan origination costs are deferred; the net amount is recognized over the contract life of the loans as an adjustment to the yield.  During periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest, these fees, net of direct loan origination costs are not recognized.

Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan.  All related costs, including direct loan origination costs, are charged to expense as incurred.

Fees earned on letters of credit, guarantees and commitments are amortized over the life of such instruments.

(k)	Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, except land, which is carried at cost.  Depreciation is charged to operations using the straight-line method, and is provided over the estimated original useful life of the related assets.  The estimated original useful life for building is 40 years and for furniture and equipment is 3 to 5 years.

(l)	Capital Reserves

According to Panamanian banking regulations, capital reserves are established by the Bank as a carve-out of retained earnings and are as such a form of retained earnings.  Reductions of these capital reserves require the approval of the Bank’s Board of Directors and the Superintendency of Banks of Panama.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Cash and Stock Based Compensation Plan

On December 16, 2004, the FASB issued the SFAS 123, Share-Based Payment (revised 2004), which required to account as an expense all employee services received in share-based payment transactions, using a fair-value-based method.  For public companies, the effective date is the first interim period beginning after June 15, 2005.  The accompanying consolidated financial statements have been prepared applying the intrinsic value based method to account for stock-based compensation plans prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, accordingly.  Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date, over the amount an employee must pay to acquire the stock.

Had the Bank applied the fair value based method (SFAS 123) in accounting for the Bank’s Stock Option Plans, net income and net income per share would have been the pro forma amounts indicated below:

		December 31,

(In US$ thousands, except per share data)		2004	2003	2002

Net income (loss), as reported	US$	141,730	111,496	(268,838)
Adjust: Total stock-based employee compensation expense determined under the fair value based method for all grants.	US$	(295)	(385)	(320)

Pro-forma net income (loss)	US$	141,435	111,111	(269,158)

Earnings (loss) per share:
Basic - as reported	US$	3.61	3.88	(15.56)
Basic - pro forma	US$	3.60	3.87	(15.58)

Diluted - as reported	US$	3.60	3.88	(15.56)
Diluted - pro forma	US$	3.59	3.87	(15.58)

(n)	Redeemable Preferred Stock

Since 2003, the Bank adopted the Statement of Financial Accounting Standard No.150 (SFAS 150) “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which required classifying as liabilities all financial instruments that embodied an obligation to the issuer. Adoption of SFAS 150 brought about the reclassification of redeemable preferred stock as liabilities in the consolidated balance sheets and recognition as interest expense, the dividend payable on redeemable preferred stock.  In this case, SFAS 150 did not require restatement of prior years.

(o)	Derivative Financial Instruments
The Bank makes use of derivative financial instruments, primarily foreign exchange forward contracts and interest rate swaps, as part of its management of foreign exchange and interest rate risks.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Foreign exchange forward contracts are commitments to purchase non-US dollar currencies at a specified price on an agreed-upon future date, and are used mainly to hedge non-US dollar hard-currency interest paying liabilities and interest earning assets.

Interest rate swaps are contracts that represent an exchange of US dollar interest payment streams based on an agreed-upon notional principal amount, with one stream based on a specified floating rate or fixed rate.  These financial instruments are used to manage interest rate risk through the exchange of interest payments based on a predetermined notional principal amount.  The underlying principal balances are not affected.  Net settlement amounts are reported as adjustments to interest.

The Bank carries all derivatives in the balance sheets at fair value.  The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge.  That is, the derivative is designated by the Bank as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge); or (2) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (“cash flow” hedge); or (3) as a trading position.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value reported in current period earnings.  The hedged item will no longer be adjusted for changes in fair value. If the hedged item was a firm commitment or a forecasted transaction that is not expected to occur, any amounts recorded on the consolidated balance sheets related to the hedged item, including any amounts recorded in accumulated other comprehensive income (loss) are reversed against earnings.  In all other situations, the accumulated fair value adjustment recorded on the consolidated balance sheets for the hedged asset or liability (including amounts recorded in other comprehensive income (loss)) will be accreted/amortized to earnings over the remaining term of the hedged asset or liability.

(p)	Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are re-measured into U.S. dollar equivalents using period-end spot foreign exchange rates.  The effects of re-measuring assets and liabilities into the U.S. dollar as the functional currency are included in other income (expense) and recorded as gains (losses) on foreign currency exchange.

(q)	Income Taxes

Bladex Panama and Bladex Cayman are exempt from the payment of income taxes.  Bladex Representacao Ltda., in Brazil, is subject to income taxes.  The New York Agency and Bladex’s subsidiaries incorporated in the United States of America are subject to United States of America federal and local taxation based on the portion of income that is effectively connected with its operations in that country.  Such amounts have been immaterial to date.

(r)	Discontinued Operations

On January 1, 2002, the Bank adopted the Statement of Financial Accounting Standard No.144 (SFAS 144) “Accounting for the Impairment or Disposal of Long-Lived Assets”, which established additional criteria to determine when a long-lived asset is held for sale and the definition of “discontinued operations”, and does not allow the accrual of future operating losses, as was previously permitted.  The Bank’s management determined that the closure of Bladex Financial Services, LLC and its wholly owned subsidiary Bladex Securities, LLC in 2002, qualified for discontinued operations presentation and, accordingly, a loss from the operations and closure of this business segment was presented as discontinued operations in the consolidated statements of operations for the year ended December 31, 2002.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	(s)	Earnings Per Share
Earnings per share (EPS) is computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the year.

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

	(t)	Reclassifications
Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

(3)	Cash and Cash equivalents
As of December 31, 2004 and 2003, cash and cash equivalents are as follows:

		December 31,

		2004	2003

Cash and due from banks	US$	687,248	868,018
Interest bearing deposits with banks		154,099,108	253,945,857
Securities purchased under agreements to resell		0	132,022,050

Total		154,786,356	386,835,925
Less – Pledged certificate of deposit		4,200,000	2,200,000

	US$	150,586,356	384,635,925

(4)	Securities Purchased under Agreements to Resell

The Bank enters into purchases of securities under agreements to resell the same or substantially identical securities.  These agreements are considered secured loans.  At December 31, 2003, securities purchased under agreements to resell had a carrying value of US$132,022,050 and were all with an Argentine counter-party, fully collateralized with U.S. Treasury securities.  Consequently, the Bank classified these instruments as U.S. country risk.  At December 31, 2003, the maturity of these agreements did not exceed 90 days, and they were all current with regard to principal and interest.  Those resale agreements were settled during 2004, therefore, at December 31, 2004, the Bank does not have any securities purchased under agreements to resell.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Investment Securities
	a)	Securities Available for Sale
The amortized cost, fair value and related unrealized gross gain (loss) of securities available for sale, are as follows:

		December 31, 2004

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Bonds - Government	US$	160,599,220	3,924,310	583,670	163,939,860
Impaired bonds - Argentine issuers		664,558	267,205	0	931,763

	US$	161,263,778	4,191,515	583,670	164,871,623

		December 31, 2003

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Bonds:
Corporate	US$	1,001,585	18,492	0	1,020,077
Government		37,910,614	4,131,074	0	42,041,688
Impaired bonds - Argentine issuers		2,859,895	2,418,958	0	5,278,853

	US$	41,772,094	6,568,524	0	48,340,618

The majority of securities available for sale with gross unrealized losses have been individually in unrealized loss position for 12 months or less.  The impairment on these securities is not considered other-than-temporary.

At December 31, 2004 and 2003, all Argentine securities were classified as available for sale.  During 2003, investments with a fair value of US$933,374 were received in lieu of payment of an impaired Argentine loan.  In addition, the terms of an impaired Argentine security with a fair value of US$4,269,479 were modified as a result of a restructuring agreement.  During 2003, an impaired security with a net value of US$3,325,000 was restructured and converted into loans.

At December 31, 2004 and 2003, securities available for sale with a carrying value of US$62,405,220 and US$43,061,765, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

As of December 31, 2004, 2003 and 2002, the realized gain on securities available for sale was US$2,921,688, US$22,210,998 and US$183,586, respectively. There were no losses on these transactions.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amortized cost and fair value of securities available for sale distributed by contractual maturity at December 31, 2004, are shown in the following table:

		Amortized Cost	Fair Value

Due within 1 year	US$	26,035,846	26,387,200
After 1 but within 5 years		61,125,710	64,084,500
After 5 years		74,102,222	74,399,923

	US$	161,263,778	164,871,623

On June 30, 2002, the Bank’s management determined that the decline in fair value of Argentine investment securities classified at that time, as available for sale, was other than temporary.  Consequently, as of December 31, 2002 an impairment loss on securities of US$44,268,201 was recorded. During 2003, the decline in fair value of these investments considered other than temporary was US$953,477; 2004 (nil).

b)	Securities Held to Maturity

The Bank’s treasury investment policy is to acquire securities with maturities up to three years, as long as they have a short-term rating of “A1/P1” or long-term rating of “A” or better, issued by at least two of the following agencies: Standard & Poor’s, Moody’s Investors Service, or Fitch Ratings, and as long as they are negotiable in the secondary markets.  Securities rated one level or more below investment grade ratings are classified as available for sale.

As of December 31, 2004 and 2003, the outstanding balances of securities held to maturity were US$27,984,068 and US$29,452,040, respectively. At December 31, 2004 and 2003, there were no securities held to maturity outstanding for purposes of treasury investments.

The amortized cost, quoted market value, and related unrealized gross gain of securities held to maturity are as follows:

		December 31, 2004

		Amortized Cost	Unrealized Gross Gain	Fair Value

Bonds-Government	US$	27,984,068	132,932	28,117,000

		December 31, 2003

		Amortized Cost	Unrealized Gross Gain	Fair Value

Bonds-Government	US$	29,452,040	337,960	29,790,000

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During August 2003, the Bank transferred Mexican government securities classified as available for sale for US$29,821,038, to the held to maturity category.  At the date of the transfer, the estimated unrealized gains on these securities were US$4,107,753, which are being amortized until their respective maturities in January 2007.  As of December 31, 2004 and 2003, the balance of the estimated unrealized gross gain, net of amortization, was US$2,474,629 and 3,691,991, respectively.

At December 31, 2004 and 2003, securities held to maturity with a carrying value of US$27,984,068 and US$29,452,040, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

(6)	Loans
The remaining loan maturities are summarized as follows:

		December 31,

		2004	2003

Current:
Up to 1 month	US$	255,891,335	240,111,995
From 1 month to 3 months		356,776,753	463,387,032
From 3 months to 6 months		617,428,125	629,434,403
From 6 months to 1 year		614,782,625	435,279,440
Over 1 year		341,254,799	61,942,139
Impaired - Argentina		7,500,000	39,653,128
Impaired - Brazil		5,000,000	0

		2,198,633,637	1,869,808,137
Restructured and impaired:
Argentine borrowers		196,006,509	336,411,853
Brazilian borrower		42,770,190	46,986,148

		238,776,699	383,398,001
Past due:
Impaired Argentine borrowers		3,275,518	21,825,000
Brazilian borrower		1,000,000	0

		4,275,518	21,825,000

	US$	2,441,685,854	2,275,031,138

The fixed and floating interest rates distribution of the loan portfolio is as follows:

		December 31,

		2004	2003

Fixed interest rates	US$	1,480,456,735	1,281,556,042
Floating interest rates		961,229,119	993,475,096

	US$	2,441,685,854	2,275,031,138

The 81% of loans at fixed interest rates have maturities of less than 180 days.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides a breakdown of loans by country risk:

		December 31,

Country		2004	2003

Argentina	US$	206,782,027	397,889,981
Brazil		1,054,073,486	1,011,165,805
Chile		321,500,000	131,010,000
Colombia		148,261,929	96,479,616
Costa Rica		37,507,106	58,927,685
Dominican Republic		242,267	24,169,884
Ecuador		51,046,834	21,644,929
El Salvador		44,473,350	25,646,616
Guatemala		38,040,435	33,831,065
Honduras		5,956,725	0
Jamaica		26,123,150	13,551,989
Mexico		262,155,669	183,051,940
Nicaragua		4,807,500	8,609,442
Panama		89,297,993	43,600,000
Peru		54,691,530	64,664,849
Trinidad and Tobago		92,120,487	99,874,837
Venezuela		4,605,366	60,912,500

	US$	2,441,685,854	2,275,031,138

In the normal course of business, at December 31, 2004 and 2003, the Bank has transactions with 23% and 39% of its Class “A” and “B” stockholders, respectively (See Note 13).  All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures.  At December 31, 2004 and 2003, approximately 49% and 51%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties.    At December 31, 2004, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

		December 31,

		2004	2003	2002

Loans on non-accrual status	US$	255,552,217	444,876,129	691,471,518

Interest which would had been recorded if the loans had not been on a non-accrual status	US$	18,716,370	28,888,663	26,835,677
Interest income collected on non-accruing loans		18,692,148	24,086,389	16,572,439

Foregone interest revenue	US$	24,222	4,802,274	10,263,238

The following is a summary of information pertaining to impaired loans:

		December 31,

		2004	2003	2002

Impaired loans with specific allowance for credit losses	US$	255,552,217	444,876,129	691,471,518

Specific allowance for impaired loans (under SFAS 114)	US$	81,725,067	191,293,077	365,345,703

Average balance of impaired loans during the year	US$	356,277,617	572,811,928	422,412,361

Interest income collected on impaired loans	US$	18,692,148	24,086,389	16,572,439

At December 31, 2004 the Bank’s Brazilian portfolio had two impaired loans in non-accrual status for US$43 million to a corporation and US$6 million to a financial institution, compared to US$47 million to a corporation at December 31, 2003.  The impaired loan to a Brazilian corporation was restructured in March 2004, and it is current in interest and principal payments.  During 2004 and 2003, the Bank collected interest from these clients for US$2.2 million and US$1.6 million, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Exposure in Argentina
As December 31, 2004 and 2003, the Bank’s exposure in Argentina is the following:

		December 31, 2004

(In US$ million)		Loans	Investment Securities	Contingencies and Acceptances	Total	Reverse Repurchase Agreements

Nominal value	US$	207	5	32	244	0
Impairment losses		0	(4)	0	(4)	0

Credit portfolio		207	1	32	240	0
Specific allowance for credit losses		(63)	0	(21)	(84)	0

Net exposure	US$	144	1	11	156	0

		December 31, 2003

(In US$ million)		Loans	Investment Securities	Contingencies and Acceptances	Total	Reverse Repurchase Agreements

Nominal value	US$	398	10	32	440	132
Impairment losses		0	(5)	0	(5)	0

Credit portfolio		398	5	32	435	132
Specific allowance for credit losses		(175)	0	(20)	(195)	0
Collateral (U.S. Treasury Strips)		0	0	0	0	(132)

Net exposure	US$	223	5	12	240	0

At December 31, 2004 and 2003, the Bank’s net exposure in Argentina represented 24% and 41%, respectively, of the total equity capital of the Bank.  The Bank has established specific reserves for possible credit losses from the loans not collected as scheduled.

At December 31, 2004 and 2003, the Bank’s Argentine credit portfolio of US$240 million and US$435 million, respectively, presented a reduction of US$195 million or 45% for 2004 and US$339 million, or 44% for 2003. This reduction was mainly due to payments and prepayments for US$167 million during 2004, the sale of Argentine credit portfolio with a nominal value of US$28 million during 2004 and US$308 million during 2003.

At December 31, 2004, the Bank’s exposure in Argentina is 89% denominated in US dollars and 11% in Euros, compared to 94% and 6%, respectively, at December 31, 2003.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2004 and 2003, the Bank’s gross Argentine credit portfolio distribution by type of client is as follows:

	December 31,

	2004	2003

Corporations	33%	35%
Financial institutions:
State owned banks	50%	51%
U.S. and European banks	17%	14%

In accordance with the Bank’s policy, all interest income on Argentine credits is recorded on a cash basis.  Although significant amounts of interest have been received on a consistent basis from most of the Bank’s clients in the country, the ultimate collection of principal on these loans is evaluated separately.  During 2004 and 2003, the Bank collected interest from Argentine borrowers of approximately US$17 million and US$24 million, respectively.  The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers was 99% during the 2004 and 86% in 2003.

At December 31, 2004 and 2003 the status of the Bank’s Argentine’s credit portfolio is as follows:

	December 31,

	2004	2003

Restructured and performing under renegotiated terms	84%	80%
Performing under original terms	11%	8%
Under negotiation (current)	0%	4%
Neither restructured nor paying interest	5%	8%

As of December 31, 2004 and 2003, the Bank had suspended unamortized commissions on the impaired loans for the amount of US$3,492,222 and US$3,204,546, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Allowance for Credit Losses

The allowance for credit losses is available to absorb future estimated probable credit losses existing in the credit portfolio at the date of the consolidated balance sheets.  The Bank classifies the allowance for credit losses into two components:

a) Allowance for Loan Losses:

		December 31,

		2004	2003	2002

Balance at beginning of the year	US$	224,347,459	429,720,362	177,483,648
(Reversal) provision charged to income		(111,399,762)	(69,507,810)	272,586,082
Loan recoveries		6,395,625	1,971,400	291,616
Loans written-off against the allowance for loan losses		(12,991,215)	(137,836,493)	(20,640,984)

Balance at end of the year	US$	106,352,107	224,347,459	429,720,362

b) Reserve for Losses on Off-Balance Sheet Credit Risk:

		December 31,

		2004	2003	2002

Balance at beginning of the year	US$	33,972,581	23,369,691	17,200,000
(Reversal) provision charged to income		(871,145)	10,602,890	6,169,691

Balance at end of the year	US$	33,101,436	33,972,581	23,369,691

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items, such as:  confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.  (See Note 17).

(8)	Premises and Equipment
The table below provides information on premises and equipment:

		December 31,

		2004	2003

Land	US$	462,176	462,176
Building and improvements		4,148,144	4,092,982
Furniture and equipment		8,079,278	8,017,960

		12,689,598	12,573,118
Less: accumulated depreciation		9,181,194	8,454,270

	US$	3,508,404	4,118,848

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Deposits
The maturity profile of the Bank’s deposits is as follows:

		December 31,

		2004	2003

Demand	US$	22,619,188	19,370,257
Up to 1 month		475,821,114	497,740,333
From 1 month to 3 months		261,290,294	161,379,961
From 3 months to 6 months		103,000,419	10,000,000
From 6 months to 1 year		1,428,572	5,000,000
Over 1 year		0	9,464,285

	US$	864,159,587	702,954,836

Aggregate amounts of time deposits of US$100,000 or more	US$	841,540,399	683,486,038

Aggregate amounts of deposits in offices outside of Panama	US$	301,494,655	285,167,933

Interest expense	US$	4,484,628	3,505,529

(10)	Short-term Borrowings
The breakdown of short-term borrowings due to banks and other investors is as follows:

		December 31,

		2004	2003

Borrowings:
At fixed interest rates:
Advances from banks	US$	622,350,000	448,800,000
Discounted acceptances		0	14,600,000
Securities sold under repurchase agreements		82,368,013	223,814,017

Total short-term borrowings outstanding at the end of the year	US$	704,718,013	687,214,017

Average outstanding during the year	US$	532,575,280	602,496,299

Maximum outstanding at any month-end	US$	704,718,013	704,240,216

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,

	2004	2003

At fixed interest rates:
Weighted average interest rate at the end of the year	2.83%	1.50%
Weighted average interest rate during the year	1.74%	1.93%
At floating interest rates:	nil	nil

The Bank’s activities to secure funds include a US$750 million program for issuance of Euro-Commercial Paper.  This program may be used by the Bank to issue commercial paper with maturities between 7 and 365 days, bearing interest or at discount, in denomination of US$10,000 and in various currencies.  The securities are generally sold in bearer form through one or more authorized financial institutions.

(11)	Medium and Long-term Borrowings and Placements

Borrowings consist of medium term and syndicated borrowings from international banks.  Placements consist of Euro medium-term notes.  The breakdown of medium and long-term borrowings and placements (original maturity of more than one year) is as follows:

		December 31,

		2004	2003

Borrowings:
At fixed interest rates settled during 2004	US$	0	10,000,000
At floating interest rates with due dates from January 2005 until December 2009		333,620,966	357,642,058

Total borrowings		333,620,966	367,642,058

Placements:
At fixed interest rates with due dates from January 2005 until September 2005		21,000,000	39,661,939
At floating interest rates with due dates from September 2005 until January 2008		49,000,000	78,212,434

Total placements		70,000,000	117,874,373

Total medium and long-term borrowings and placements outstanding	US$	403,620,966	485,516,431

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		December 31,

		2004	2003

Average outstanding during the year	US$	392,058,601	867,598,550

Maximum outstanding at any month-end	US$	488,362,552	1,251,316,393

	December 31,

	2004	2003

At fixed interest rates:
Weighted average interest rate at the end of the year	8.05%	6.24%
Weighted average interest rate during the year	7.24%	6.27%

At floating interest rates:
Weighted average interest rate at the end of the year	2.97%	1.84%
Weighted average interest rate during the year	2.03%	2.01%

The future maturities of medium and long-term borrowings and placements outstanding at December 31, 2004, are as follows:

2005	US$	153,402,422
2006		144,359,095
2007		67,859,449
2008		18,000,000
2009		20,000,000

	US$	403,620,966

The Bank’s funding activities include an Euro-Medium-Term Note program (“EMTN Program”), which, in October 1997, was increased to a maximum of US$2,250 million.  The program may be used to issue notes with maturities from 90 days up to a maximum of 30 years, at fixed, floating interest rates, or at discount, and in various currencies.  The notes are generally sold in bearer or registered form through one or more authorized financial institutions. During 2004, the Bank issued notes for $10 million under this program.

One of the Bank’s borrowing agreement has covenants related to the following ratios: risk weighted capital adequacy ratio, open credit exposure ratio, maturity gap ratio, single country exposure ratio, single group exposure ratio.  As of December 31, 2004 the Bank was in compliance with these covenants.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Early Extinguishment of Debt

During the first quarter of 2004 and second quarter of 2003, the Bank repurchased in the market at discount, notes issued under its EMTN program, with a face value of US$5,000,000 and US$14,098,000, respectively, and original maturity dates of October 10, 2004 and September 20, 2005, respectively.  The Bank’s total disbursements were US$4,993,750 and US$13,309,093, respectively, which resulted in  realized gains of US$6,250 and US$788,907, respectively.

(12)	Redeemable Preferred Stock

The redeemable preferred stock is non-voting. If the Bank fails to pay the minimum dividend of 8% for three years, and certain other conditions were not complied with, the preferred stockholders have the right to elect a Director.  In case of a liquidation of the Bank, the preferred stockholders are entitled to receive a liquidation preference of US$10 per share, plus accrued and unpaid dividends.  The Bank is required to redeem preferred stock at its par value by means of a sinking fund designed to retire 20% of the aggregate par value of the preferred stock outstanding as of March 15, 2002, and on May 15 of each of the subsequent years up to 2006.  Accordingly, on May 17, 2004, the Bank redeemed 304,639 outstanding shares, chosen by lot on May 3, 2004.  At December 31, 2004 and 2003, the Bank had 169,719 and 107,612 preferred stocks, respectively, redeemed but not executed by preferred shareholders.

Preferred stockholders have the right to receive an interest in their preferred stock equivalent to the same percentage as the common stockholders (excluding in the calculation of common stock issued as stock dividend). (See Note 26).

On July 1, 2003, the Bank adopted SFAS 150. Consequently, the Bank’s redeemable preferred stock was reclassified as liability and the accrual of interest payable was charged to interest expense.

(13)	Common Stock
The Bank’s common stock is divided into three categories:
	1)	Class “A” shares may only be issued to Latin American Central Banks or banks in which the state or other government agencies is the majority shareholder.
	2)	Class “B” shares may only be issued to banks or financial institutions.
	3)	Class “E” shares may be issued to any person whether a natural person or a legal entity.

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one.  Class “E” shares so issued, will not be freely tradable on the New York Stock Exchange until the end of a two-year holding period, which will include the holding period of the respective Class “B” shares exchanged.

On November 18, 2002, the Bank’s shareholders approved an amendment to the Articles of Incorporation of the Bank to increase its authorized common capital from 70,000,000 to 180,000,000 shares for the purpose of allowing the Bank to raise needed additional equity capital through a rights offering to the Bank’s common stockholders.  (See Note 14).

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2004:

	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000

Outstanding at December 31, 2001	4,911,185	4,247,213	8,182,440	17,340,838
Conversions	0	(502,850)	502,847	(3)
Issuance of new stock	0	2,358	0	2,358

Outstanding at December 31, 2002	4,911,185	3,746,721	8,685,287	17,343,193
Conversions	0	(933,016)	933,014	(2)
Issuance of new stock	1,431,004	652,997	19,915,999	22,000,000
Restricted stock granted	0	0	9,547	9,547

Outstanding at December 31, 2003	6,342,189	3,466,702	29,543,847	39,352,738
Conversions	0	(195,433)	195,432	(1)
Restricted stock granted	0	0	6,242	6,242
Repurchased stock	0	0	(461,900)	(461,900)

Outstanding at December 31, 2004	6,342,189	3,271,269	29,283,621	38,897,079

On August 3, 2004, the Board of Directors authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of US$50 million of its Class E shares of common stock, in the open market at the then prevailing market price.  The following table presents information regarding shares repurchased not retired by the Bank classified as treasury stock, accordingly:

	Class “A”		Class “B”		Class “E”		Total
	Shares	Amount (in US dollar)	Shares	Amount (in US dollar)	Shares	Amount (in US dollar)	Shares	Amount (in US dollar)

Outstanding at December 31, 2002	318,140	10,707,719	568,010	15,655,232	1,750,505	59,270,756	2,636,655	85,633,707
Restricted stocks granted	0	0	0	0	(9,547)	(323,255)	(9,547)	(323,255)

Outstanding at December 31, 2003	318,140	10,707,719	568,010	15,655,232	1,740,958	58,947,501	2,627,108	85,310,452
Repurchased during 2004	0	0	0	0	461,900	7,527,648	461,900	7,527,648
Restricted stocks granted	0	0	0	0	(6,242)	(211,349)	(6,242)	(211,349)

Outstanding at December 31, 2004	318,140	10,707,719	568,010	15,655,232	2,196,616	66,263,800	3,082,766	92,626,751

During 2002, there were no movements of treasury stock.

The Board of Directors at a meeting held on August 3, 2004, authorized an increase in the quarterly cash dividend from US$0.10 per share to US$0.15 per share of common stock, starting with the dividend paid on October 7, 2004.  Also, at the same meeting, the Board of Directors approved a special dividend of US$1.00 per share of common stock, to be payable in October 7, 2004. Accordingly, during 2004, the Bank declared dividends in an aggregate amount of US$58,702,056 to the holders of common shares.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Capital Issuance

As of June 27, 2003, the Bank completed a capital rising process through a stock rights offering raising US$147 million at US$6.68 per share.  The capitalization had an important and positive connotation on the credit risk ratings of the Bank.  At December 31, 2004, the Bank had investment grade ratings from the three more important rating agencies.

Capital issuance related costs

On June 28, 2002, the Bank hired BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. to provide financial advice with respect to the capital raising plans and ratings-related issues.  At December 31, 2003, the accumulated direct costs related to the advisory services provided by the financial advisors as well as legal and others were US$11,920,907, which was recorded as a deduction from additional paid-in capital.

(15)	Cash and Stock Based Compensation Plans

The Bank has established equity compensation plans under which it administers restricted stock and stock options plans to attract, retain and motivate Directors, and top executive employees to compensate them for their contributions to the growth and profits of the Bank.

	a)	Restricted Stock – Directors

During the Annual Meeting of Stockholders held on April 14, 2004, Bladex informed the stockholders that the Board of Directors approved a restricted stock award program for non-employee Directors of the Bank.

Restricted stock delivered under this award program may be sourced from treasury stock, or authorized un-issued shares.  In accordance with this program, on a yearly basis, the Bank’s Board of Directors may grant Class “E” shares for each Director worth US$10,000, except in the case of the Chairman of the Board, who is granted an amount of US$15,000, all based on Bladex’s closing price in the New York Stock Exchange at the last trading date preceding the grant.  The restricted stock will have a cliff vesting after five years.  During 2004 and 2003, the Bank issued under this plan 6,242 and 9,547 Class “E” common shares, respectively, and related compensation costs charged against income was US$94,878 and US$94,993, respectively.

	b)	Stock Option Plan - Directors

During 2000, the Bank’s Board of Directors approved a stock option plan for non-employee Directors of the Bank.  The exercise price of each option must equal 100% of the fair market value of the stock covered by such option at the date the option is granted.  The options granted become 100% exercisable one year after the date granted and expire on the fifth year after the date granted.  On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan; consequently, no options were granted during 2004.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

c)	Indexed Stock Option Plan 2003 - Directors

During the Annual Meeting of Stockholders held on April 14, 2004, Bladex informed the stockholders that the Board of Directors approved an indexed stock option plan for non-employee Directors of the Bank. The plan allows Directors to receive options to purchase Class “E” shares for an equivalent amount of US$10,000, and for the Chairman of the Board, an equivalent amount of US$15,000, on an annual basis.

This indexed stock option plan has the following features:
	a.	Indexed options are based on a customized Latin America general market index (Optimized Equity Index – Merval, Ibovespa, IndMex, IPSA, IGBVL, IGBC, IBC).
	b.	The exercise price is adjusted based on the change in a relevant market index.
	c.	The option term is seven years, and there is a cliff-vesting period of four years.
	d.	Grants are calculated based on the Black-Scholes derived expected value of the award.

d)	Indexed Stock Option Plan 2003 - Top Executives

On July 19, 2003, the Bank’s Board of Directors approved a new indexed stock option plan for top executives of the Bank with the same features as the Indexed Stock Option Plan 2003-Directors described previously.

A summary of the status of the options granted under the indexed stock option plans to the Directors and top executives is presented below:

	December 31, 2004

	Shares		Wtd. Avg. Exercise Price

Outstanding at beginning of the year	0	US$	0
Granted	186,886		18.53
Exercised	0		0
Forfeited	(2,050)		18.53

Outstanding at end of the year	184,836		18.53

Options exercisable at end of the year	0		0

Weighted average fair value of options granted during the year		US$	4.88

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2004

	Options Outstanding
Range of Exercise Prices	Number Outstanding		Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (In years)

US$10.00 - 20.00	184,836	US$	18.53	6.29

There are no stock options exercisable due to the vesting period has not been fulfilled.

The fair value of each option grant under the indexed plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004:

		Stock Option Plans

Weighted average fair value option	US$	4.11
Weighted average expected life		7 years
Expected volatility		0.5
Risk-free interest rate		3.00%
Expected annual dividends per share	US$	1.00
Expected annual forfeitures		0

e)	Stock Option Plans - Employees

During 1995, the Board of Directors approved a stock option plan for employees (the “1995 Stock Option Plan”) under which, options were granted from time-to-time at a purchase price equal to the average fair market value of the common stock covered by each option on the date that the option was granted.  One third of the options may be exercised on each successive year after the grant date and expire on the tenth year after the grant date.

During 1999, the Board of Directors approved a stock option plan for employees (the “1999 Stock Option Plan”).  The terms of the plan are the same as the 1995 Stock Option Plan with the exception that one third of the options become exercisable two years after grant and become exercisable in full after the fourth year with expiration on the tenth anniversary after the grant day.

On July 19, 2003, the Bank’s Board of Directors approved to discontinue the 1995 and 1999 Stock Option Plans – Employees.

A summary of the status of the options granted to the Directors and employees is presented below:

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,

	2004			2003			2002
	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price

Outstanding at beginning of the year	228,625	US$	36.86	247,642	US$	37.23	291,596	US$	36.65
Granted	0		0	0		0	0		0
Exercised	0		0	0		0	0		0
Forfeited	(126,613)	US$	37.46	(19,017)	US$	41.66	(43,954)	US$	33.39

Outstanding at end of the year	102,012	US$	36.12	228,625	US$	36.86	247,642	US$	37.23

Options exercisable at end of the year	93,989	US$	36.40	191,210	US$	38.00	176,891	US$	40.21

	December 31,

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding		Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (In years)	Number Exercisable		Wtd. Avg. Exercise Price

US$20.00 - 30.00	26,726	US$	23.12	4.77	26,726	US$	23.12
US$30.01 - 40.00	26,350		32.88	6.09	18,327		32.88
US$40.01 - 50.00	33,436		42.06	1.98	33,436		42.06
Greater than US$50.00	15,500		51.19	2.09	15,500		51.19

Total	102,012	US$	36.12	3.79	93,989	US$	36.40

f)	Other employee Plans
Expatriate officers plan:

The Bank sponsors a defined contribution plans for its expatriate top executives and employees. The Bank’s contributions are determined as a percentage of the eligible officers’ annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2004, 2003, and 2002, the Bank charged to salaries expense in connection to this plan, the amount of US$178,626, US$139,934, and US$118,900, respectively.  As of December 31, 2004, 2003 and 2002, the accumulated liability payable under this contribution plan amounted to US$356,369, US$571,755 and US$431,821, respectively.

Deferred equity unit plan (the “DEU plan”):

The DEU Plan allowed eligible employees to invest up to 25% of their annual profit sharing in Class “E” shares (the “Participation Shares”).  The employee received a grant of one DEU for every two participating shares.  Every DEU represented the right to receive a Class “E” share.  On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan and consequently, no additional options were granted under this plan.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During December 2004, 2003, and 2002, the Bank recorded as expense the market value of the related Class “E” shares of US$177, US$1,863, and US$(3,011), respectively, corresponding to 122 deferred equity units to be exercisable in February 2006.

Deferred compensation plan (the “DC plan”):

The DC Plan has two separate features.  Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a Class “E” share.  Each deferred equity unit represents the right to receive a Class “E” share (or the economic equivalent thereof).  Employees will vest the deferred equity units after three years of service (which may be either before or after the deferred equity unit award).  Distributions are made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) ten years after the employee is first credited with deferred equity units under the DC Plan.  Participating employees receive dividends with respect to their vested deferred equity units, and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units.  The second component allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive discretionary matching cash contribution.  In no event shall the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation.  Under the DC Plan, 30,000 Class “E” shares were reserved.

On July 19, 2003, the Bank’s Board of Directors approved to discontinue this plan. No additional options were granted under this plan.

The following presents a detail of changes in the deferred equity units under the DC Plan, as of December 31, 2004, 2003, and 2002:

	2004	2003	2002

Outstanding at the beginning of the year	28,890	9,114	4,308
Granted	0	20,140	6,248
Forfeited	(82)	(281)	(1,442)
Exercised	(457)	(83)	0

Outstanding at end of the year	28,351	28,890	9,114

As of December 31, 2004, 2003, and 2002, expenses recorded under this plan the were US$31,506, US$58,573, and US$49,122, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Earnings (Loss) Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings (loss) per share computations for the dates indicated:

		December 31,

		2004	2003	2002

Income (loss) from continuing operations	US$	141,730,240	111,495,812	(266,491,715)
Discontinued operations		0	0	(2,346,094)

		141,730,240	111,495,812	(268,837,809)
Less:
Preferred stock dividends		0	365,567	1,011,910

Income (loss) available to common stockholders for both, basic and diluted EPS		141,730,240	111,130,245	(269,849,719)
Weighted average common shares outstanding applicable to basic EPS		39,232,118	28,674,725	17,342,689
Basic earnings (loss) per share:
Income (loss) from continuing operations		3.61	3.88	(15.42)
Loss from discontinued operations		0	0	(0.14)

Net income (loss) per share	US$	3.61	3.88	(15.56)

Weighted average common shares outstanding applicable to diluted EPS		39,232,118	28,674,725	17,342,689
Effect of dilutive securities:
Indexed Stock Option Plans		139,384	0	0

Adjusted weighted average common shares outstanding applicable to diluted EPS		39,371,502	28,674,725	17,342,689
Diluted earnings (loss) per share:
Income (loss) from continuing operations		3.60	3.88	(15.42)
Loss from discontinued operations		0	0	(0.14)

Net income (loss) per share	US$	3.60	3.88	(15.56)

At December 31, 2004 and 2003, weighted average options for 145,460 and 145,537, respectively, were excluded from the computation of diluted EPS because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Financial Instruments with Off-Balance Sheet Credit Risk

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk, at the dates indicated, were as follows:

		December 31,

		2004	2003

Confirmed letters of credit	US$	51,323,078	76,333,440
Stand-by letters of credit and guarantees:
Country risk		83,059,521	79,343,348
Commercial risk		120,994,500	121,541,123
Credit commitments:
At fixed interest rates		4,769,807	23,518,019
At floating interest rates		15,631,603	32,122,756

	US$	275,778,509	332,858,686

As of December 31, 2004, the maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

Within 1 year	US$	181,243,935
From 1 to 2 years		40,142,857
From 3 to 4 years		50,631,603
Without maturity		3,760,114

	US$	275,778,509

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2004 and 2003 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

		December 31,

Country		2004	2003

Argentina	US$	5,000,000	5,000,000
Bolivia		0	55,743
Brazil		114,831,938	126,466,105
Chile		518,484	1,333,647
Colombia		409,851	40,000
Costa Rica		133,355	15,883,240
Dominican Republic		27,189,036	12,126,168
Ecuador		49,585,701	65,532,104
El Salvador		11,851,228	5,101,978
Guatemala		2,200,000	2,000,000
Jamaica		0	11,250,000
Mexico		14,958,930	33,738,019
Nicaragua		0	5,798,000
Panama		10,124,982	162,123
Peru		30,530,034	41,371,559
Other		8,444,970	7,000,000

	US$	275,778,509	332,858,686

Letters of Credit and Guarantees

The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions.  When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will.

The Bank provides stand-by letters of credit and guarantees (including country risk coverage), which are issued on behalf of institutional customers in connection with financing between the customers and third parties.  The Bank applies the same credit policies used in its lending process and, once issued, the commitment is irrevocable and remains valid until its expiration.  Credit risk arises from the Bank’s obligation to make payment in the event of a customer’s contractual default to a third party.  Risks associated with such stand-by letters of credit and guarantees are included in the evaluation of overall credit risk.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency.  However, the Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. Nevertheless, the Bank has the option to choose between four alternatives that allow the Bank to recover the amounts paid under these guarantees in case of being executed.

Credit Commitments

Commitments to extend credit are a combination of either non-binding or legal agreements to lend to a customer.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank.  As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Other commitments

During November 2003, the Bank made a commitment to invest US$5,000,000 in an investment fund whose main objective is to invest in the Mexican export industry and its supply chain.  As of December 31, 2004, the total disbursement related with this investment fund was US$1,351,008, recorded as other assets.  On January 2005, the Bank made an additional disbursement of US$52,572.

Unused commitments available to the Bank
During 2004, the Bank cancelled a borrowing agreement with a financial institution for US$125,000,000 granted in 2003.

(18)	Derivative Financial Instruments

Effective January 1, 2001, the Bank adopted the Statement of Financial Accounting Standard No.133 (SFAS 133) related to the accounting of financial instruments that are considered to be derivatives, which requires that these financial instruments be recorded on the consolidated balance sheets at their fair value.  For control purposes, these financial instruments are recorded at their nominal amount (“notional amount”) on the memorandum accounts.

In the normal course of business, the Bank uses interest rate and foreign exchange derivatives primarily for hedging purposes in its consolidated balance sheets management activities.  The entire interest rate swaps and foreign exchange forward contracts entered during 2003 were made by the Bank to hedge interest rate and foreign exchange risks arising from the Bank’s lending activity and the issuance of non-US dollar denominated Euro Medium-Term Notes.  Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs.  All positions are hedged with an offsetting contract for the same currency.  The Bank manages and controls the risks on these foreign exchange trades by establishing counter party credit limits by client, and policies that do not allow for open positions.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Types of Derivative and Foreign Exchange Instruments

Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC).  These contracts are executed between two counter parties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

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

There were no derivative financial instruments outstanding at December 31, 2004. The following table provides quantitative information on derivative financial instruments outstanding at December 31, 2003:

		Fair Value

(In US Dollar)	Nominal Amount	Asset	Liability

Fair Value Hedges:
Cross-currency swaps	61,425,806	1,684,209	7,051,049
Cash Flow Hedges:
Interest rate swaps	60,000,000	0	792,537
Freestanding:
Cross-currency swaps	50,129,509	571,875	5,177,724

Total	171,555,315	2,256,084	13,021,310

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Accumulated Other Comprehensive Income (Loss)
As of December 31, 2004, 2003 and 2002 the breakdown of accumulated other comprehensive income (loss) related to investment securities and derivatives was as follows:

		Investment Securities	Derivatives Financial Instruments	Total

Balance as of December 31, 2001	US$	34,416	(540,696)	(506,280)
Unrealized losses arising from the year (including adjustments related to transfers from securities held to maturity to available for sale)		(38,916,035)	(2,578,603)	(41,494,638)
Reclassification adjustment for losses included in net loss (1)		41,883,201	0	41,883,201

Balance as of December 31, 2002		3,001,582	(3,119,299)	(117,717)
Unrealized gains arising from the year		29,469,931	2,735,010	32,204,941
Reclassification adjustment for gains included in net income (1)		(22,210,998)	0	(22,210,998)

Balance as of December 31, 2003		10,260,515	(384,289)	9,876,226
Unrealized gains (losses) arising from the year		(1,256,353)	384,289	(872,064)
Reclassification adjustment for gains included in net income (1)		(2,921,688)	0	(2,921,688)

Balance as of December 31, 2004	US$	6,082,474	0	6,082,474

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in previous years.

(20)	Fair Value Disclosure of Financial Instruments

The following disclosures represent the Bank’s best estimate of the fair value of on-and-off-balance financial instruments.  The following assumptions were used by management in estimating the fair values of each type of financial instruments:

	(a)	Financial instruments with carrying value equal to fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits with banks, securities purchased under agreements to resell, accrued interest receivable, customers’ liabilities under acceptances and certain financial liabilities including, interest, other liabilities and acceptances outstanding, as a result of their short-term nature, is considered to be equal to fair value.

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

The fair value of demand deposits is equal to the amount payable on demand at the reporting date.  For time deposits, fair value has been estimated based upon interest rates currently being offered on deposits with similar characteristics and maturities.

(e)	Short-term borrowings
The fair value of short-term borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon liquidation.  The following table provides information on the carrying value and fair value of the Bank’s financial instruments:

	December 31,

	2004		2003
(In US Dollar)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value equal to fair value	202,764,394	202,764,394	426,772,735	426,772,735
Securities available for sale	164,871,623	164,871,623	48,340,618	48,340,618
Securities held to maturity	27,984,068	28,117,000	29,452,040	29,790,000
Loans, net of allowance	2,331,488,389	2,349,326,818	2,046,401,596	2,077,225,191
Derivatives financial instruments - assets	0	0	2,256,084	2,256,084
Financial liabilities:
Instruments with carrying value equal to fair value	69,486,950	69,486,950	64,754,563	64,754,563
Time deposits	841,540,399	841,378,826	683,584,579	681,738,412
Short-term borrowings	704,718,013	704,503,811	687,214,017	687,343,803
Medium and long-term borrowings and placements	403,620,966	398,868,861	485,516,431	485,317,237
Derivatives financial instruments - liabilities	0	0	13,021,310	13,021,310
Commitments to extend credit, stand-by letters of credits and guarantees	275,778,509	1,136,084	332,858,686	1,604,595

(21)	Business Segment Information

The Bank’s businesses are grouped into three segments for management reporting and analysis purposes: Short-term loans, medium-term loans and selected securities, and contingencies (letters of credit, guarantees and other fee generating businesses).  These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined on Statement of Financial Accounting Standard No. 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information”.  The segment results show the financial performance of the major lines of business.  These results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable line of business on a systematic basis.

The short-term loans (original term of up to 365 days) represent the Bank’s principal activity, and constitute mostly short-term trade related financing to its stockholders banks and other selected commercial banks in the Region, including stockholder banks which then on-lend to businesses engaged in foreign trade, to state owned export institutions, and to a lesser extent to private entities.

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contingencies constitute mainly guarantees and stand-by or commercial letters of credit covering commercial and country risk.  This business segment is the primary component of fee income generation.  Additional components of other income are commissions earned on loan origination.  The following table presents certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In US$ million)

2004	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected securities (3)
Short-term	1,884	31.5	2.4	33.9	(15.0)	19.0
Medium-term	448	10.5	0.6	11.1	(3.6)	7.5

Total loans selected securities	2,332	42.0	3.0	45.0	(18.5)	26.5
Acceptances and contingencies (4)	373	0	5.8	5.8	(2.8)	2.9

Credit portfolio (5)	2,705	42.0	8.8	50.8	(21.3)	29.4

(In US$ million)

2003	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected securities (3)
Short-term	1,763	37.9	17.1	55.0	(14.1)	40.9
Medium-term	720	16.1	7.0	23.1	(5.7)	17.4

Total loans and selected securities	2,483	54.0	24.1	78.1	(19.8)	58.3
Acceptances and contingencies (4)	369	0	6.1	6.1	(2.8)	3.3

Credit portfolio (5)	2,852	54.0	30.2	84.2	(22.6)	61.6

(In US$ million)

2002	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and selected securities (3)
Short-term	2,101	32.5	1.4	33.9	(9.2)	24.7
Medium-term	1,701	32.3	1.2	33.5	(7.5)	26.0

Total loans and selected securities	3,802	64.8	2.6	67.4	(16.7)	50.7
Acceptances and contingencies (4)	665	0	8.8	8.8	(2.6)	6.2

Credit portfolio (5)	4,467	64.8	11.4	76.2	(19.3)	56.8

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)

To reconcile the net operating income reported on the preceding table with the net income reported on the consolidated statement of operations for the years ended December 31, 2004, 2003, and 2002, the following items should be included: (a) reversal (provisions) for credit losses for US$112.3 million, US$58.9 million and US$(278.8) million, respectively; (b) impairment loss on securities of US$(1.0) million and US$(44.3) million for the years ended December 31, 2003 and 2002, respectively; (c) derivatives and hedging activities from  market valuation for US$(8.0) million and US$(0.3) million for the years ended December 31, 2003 and 2002, respectively; and (d) loss on operations and disposal of segment for US$(2.3) million for the year ended December 31, 2002.

(3)	Includes loans, selected investment securities and securities purchased under agreements to resell.
(4)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk and credit commitments.
(5)	Includes loans and selected investment securities plus acceptances and contingencies.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Leasehold Commitments
At December 31, 2004, a summary of leasehold commitments is as follows:

Expiration Year		Future Rental Commitments

2005	US$	450,925
2006		165,080
2007		169,207
2008		84,626

	US$	869,838

Occupancy expense for years ended December 31, 2004, 2003 and 2002 amounted to US$311,349, US$293,289 and US$408,993, respectively.

(23)	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business, and to the best knowledge of the Bank’s management, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(24)	Discontinued Operations

At June 30, 2002, the Bank’s Board of Directors approved the closing of its structured transactions finance unit (Bladex Financial Services, LLC and Bladex Securities, LLC) in New York, as part of its restructuring program.  As of December 31, 2002, the loss from operations and disposal of segment, totaled US$2,346,094 (including US$1,531,789 of loss from disposal).

(25)	Capital Reserves

Effective on June 30, 2002, the Bank transferred US$210,000,000 from the Capital Reserves account to the Retained Earnings account.  This reclassification was approved by the Bank’s Board of Directors, and was previously authorized by the Superintendency of Banks of Panama.

(26)	Subsequent Events

On February 1, 2005, Board of Directors authorized the payment of a special cash dividend of US$2.00 per common share, or $77.8 million, payable on April 11, 2005 to shareholders of record as of March 28, 2005, along with the quarterly common dividend.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Summary of Unaudited Quarterly Financial Information

		2004

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	20,422	18,535	17,687	19,508
Interest expense		(11,358)	(7,950)	(6,632)	(8,186)

Net interest income		9,064	10,585	11,054	11,322
Reversal of provision for loan losses		45,010	27,413	20,638	18,338

Net interest income after reversal of provision for loan losses		54,074	37,998	31,692	29,660
Commission income, net		1,201	1,569	1,471	1,686
Reversal (provision) for loan losses on off-balance sheet credit risk		4,715	(3,683)	(3,212)	3,051
Derivatives and hedging activities		0	24	(89)	113
Gain on early extinguishment of debt		0	0	0	6
Gain on sale of securities available for sale		0	2,589	332	0
Gain (loss) on foreign currency exchange		7	5	(205)	(1)
Other income (expense)		60	14	1	2
Operating expenses		(6,145)	(4,792)	(5,727)	(4,689)

Net income	US$	53,913	33,724	24,263	29,830

Net income available to common stockholders	US$	53,913	33,724	24,263	29,830

Earnings per share	US$	1.39	0.86	0.62	0.76
Diluted earnings per share	US$	1.39	0.86	0.62	0.76
Average number of common shares outstanding (thousands)		38,916	39,297	39,353	39,353

		2003

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	21,522	22,769	26,265	27,840
Interest expense		(8,253)	(9,339)	(12,748)	(14,069)

Net interest income		13,270	13,430	13,517	13,770
Reversal of provision for loan losses		14,661	10,093	37,429	7,325

Net interest income after provision for loan losses		27,930	23,523	50,946	21,096
Commission income, net		1,400	1,782	1,835	2,429
(Provision) reversal for loan losses on off-balance sheet credit risk		(5,127)	(5,043)	7,209	(7,642)
Derivatives and hedging activities		(199)	(6,667)	(320)	(802)
Impairment loss on securities		0	(75)	(875)	(3)
Gain on early extinguishment of debt		0	0	789	0
Gain on sale of securities available for sale		0	8,860	13,351	0
Gain (loss) on foreign currency exchange		3	176	(534)	(27)
Other income (expense)		38	2	93	(91)
Operating expenses		(7,812)	(4,755)	(5,409)	(4,585)

Net income	US$	16,233	17,803	67,084	10,376

Net income available to common stockholders	US$	16,233	17,803	66,899	10,127

Earnings per share (after dividends on preferred stock)	US$	0.41	0.45	3.65	0.58
Diluted earnings per share	US$	0.41	0.45	3.65	0.58
Average number of common shares outstanding (thousands)		39,343	39,343	18,310	17,343

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ JAIME RIVERA

Jaime Rivera

Chief Executive Officer

June 22, 2005

EXHIBIT INDEX

Exhibit

Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer