Form 20-F
period 2005-12-31
LATIN AMERICAN EXPORT BANK
filed 2006-06-21
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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
P.O. Box 0819-08730
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

6,342,189	Shares of Class A Common Stock
3,214,344	Shares of Class B Common Stock
28,540,242	Shares of Class E Common Stock
38,096,775	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act.  (Check one):

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-accelerated Filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

          In this Annual Report on Form 20-F (this “Annual Report”), references to the “Bank” or “Bladex” are to Banco Latinoamericano de Exportaciones, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama (“Panama”) and its subsidiaries.  References to “dollars” or “$” are to United States dollars.  The Bank accepts deposits and raises funds principally in United States dollars, grants loans mostly in United States dollars and publishes its consolidated financial statements in United States dollars.  The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

          Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Carlos Yap, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.

Telephone requests may be directed to Mr. Yap at 011-507-210-8653.  Written requests also may be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com.  Information is also available on the Bank’s website at: www.blx.com.

          This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Forward-looking statements include statements regarding:

•	the anticipated growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of corporate clients;
•	the continuation of the Bank’s preferred creditor status;
•	the effects of increased interest rates on the Bank’s financial condition;
•	the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income in future periods;
•	the adequacy of the Bank’s allowance for credit losses;
•	the necessity of making additional provisions for credit losses;
•	the Bank’s ability to maintain its investment-grade credit ratings;
•	the availability and cost of future funding sources for the Bank’s lending operations; and
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

          In addition, the statements included under the headings “Strategy” and “Trends” are forward-looking statements. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.”  All forward-looking statements in this Annual Report are made as of the date hereof, based on information available to the Bank as of the date hereof, and the Bank assumes no obligation to update any forward-looking statement.

Terms Relating to the Bank’s Credit Portfolio

          As used in this Annual Report, the following terms relating to the Bank’s credit portfolio have the meanings set forth below, unless otherwise indicated:

          “Credit portfolio” consists of loans, securities purchased under agreements to resell, selected securities held to maturity and available for sale (presented at their estimated fair value) and contingencies. Certain investment securities (“selected investment securities”) are considered part of the Bank’s credit portfolio when the acquisition these such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio.

          “Contingencies” consist of financial instruments with off-balance sheet credit risk, including letters of credit, reimbursement undertakings, guarantees, credit commitments, and customers’ liabilities under acceptances.

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

A.      Selected Financial Data

          The following table presents consolidated selected financial data for the Bank.  The financial data presented below are at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and audited by KPMG.  The consolidated financial statements of the Bank at December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of KPMG.  The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in $ thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income [1]	$117,688	$64,779	$53,987	$42,025	45,253
Commission income, net [1]	14,741	8,886	7,446	5,928	5,824
Reversal (Provision) for credit losses [2]	(77,144)	(278,756)	58,905	112,271	38,374
Total operating expenses	(24,008)	(19,259)	(22,561)	(21,352)	(24,691)
Income (loss) from continuing operations	3,752	(266,492)	111,496	141,730	77,518
Cumulative effect of accounting changes	1,129	0	0	0	2,583
Net income (loss)	2,494	(268,838)	111,496	141,730	80,101
Balance Sheet Data:
Investment securities	356,098	160,714	77,793	192,856	208,570
Loans	4,733,710	2,516,512	2,275,031	2,441,686	2,610,019
Allowance for loan losses	177,484	429,720	224,347	106,352	39,448
Total assets	5,917,842	2,925,401	2,560,612	2,732,940	3,159,231
Total deposits	1,571,359	551,973	702,955	864,160	1,046,618
Short-term borrowings and placements	1,823,324	647,344	687,214	704,718	760,699
Medium and long-term borrowings and placements	1,787,161	1,285,493	485,516	403,621	533,860
Total liabilities	5,304,192	2,584,002	1,976,283	2,076,810	2,542,449
Total stockholders’ equity	598,418	328,923	584,329	656,130	616,782
Average number of shares outstanding	18,102	17,343	28,675	39,232	38,550
Per Common Share Data:
Net income (loss) per share	0.07	(15.56)	3.88	3.61	2.08
Diluted earnings per share	0.07	(15.56)	3.88	3.60	2.06
Book value (period end)	34.44	18.91	14.84	16.87	16.19
Cash dividends per share	1.88	0.00	0.00	1.50	2.60
Selected Financial Ratios:
Performance Ratios:
Return on average assets	0.04%	(6.47)%	4.24%	5.83%	3.00%
Return on average stockholders’ equity	0.18%	(60.48)%	23.91%	22.75%	12.85%

	At and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(in $ thousands, except per share amounts and ratios)
Net interest margin [3]	1.98%	1.48%	1.87%	1.65%	1.70%
Net interest spread [3]	1.30%	0.96%	1.23%	0.98%	0.67%
Total operating expenses to total average assets	0.40%	0.46%	0.86%	0.88%	0.93%
Cash dividend payout ratio	2,703.04%	0.00%	0.00%	41.52%	125.13%
Asset Quality Ratios:
Impaired loans to loans [4]	1.64%	27.62%	19.62%	10.50%	1.11%
Charge-offs to loans	0.21%	0.81%	6.08%	0.53%	0.36%
Allowance for loan losses to loans	3.77%	17.17%	9.89%	4.37%	1.51%
Allowance for loan losses to non-accruing loans	230%	62%	50%	42%	137%
Reserve for losses on off–balance sheet credit risks to total contingencies	1.65%	4.72%	9.39%	10.74%	6.56%
Capital Ratios:
Stockholders’ equity to total assets	10.11%	11.24%	22.82%	24.01%	19.52%
Tier 1 capital to risk-weighted assets [5]	15.73%	15.26%	35.42%	42.90%	33.74%
Total capital to risk-weighted assets [5]	17.39%	16.51%	36.67%	44.15%	34.99%

[1]

For 2001–2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform to the required presentation for 2003 pursuant to U.S. GAAP.

[2]	For information regarding reversal (provision) for loan losses, see “Operating and Financial Review and Prospects—Results of Operations.”
[3]	For information regarding calculation of the net interest margin and the net interest spread, see “Operating and Financial Review and Prospects—Results of Operations—Net Interest Income and Margins.”
[4]

The Bank did not have any repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 at any of the dates indicated above, with the exception in 2005 of $23 million, in 2004 of $202 million, and in 2003 of $347 million of Argentine obligations.

[5]	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines.

B.      Capitalization and Indebtedness

          Not required in this Annual Report.

C.      Reasons for the Offer and Use of Proceeds

          Not required in this Annual Report.

D.      Risk Factors

Risks Relating to the Region

The Bank’s credit portfolio is concentrated in Latin America and the Caribbean and adverse economic changes in those countries, could affect adversely the Bank’s growth, asset quality, prospects, profitability and financial condition.

          The Bank’s lending activities and, as a result, the credit portfolio is concentrated in Central and South America and the Caribbean (the “Region”).  Historically, economies of countries in the Region have sometimes experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recession, declining investments, government and private sector debt default and restructurings, significant inflation and/or devaluation.  Global economic changes, including oil prices, the U.S. dollar interest rates and exchange rate, and slower economic growth in developed countries, could have a significant adverse effect on the economic condition of countries in the Region.  In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the Bank’s credit portfolio, including increased loan loss provisions, debt restructurings, and loan losses and, as a result, on the Bank’s growth, asset quality, prospects, profitability and financial condition.

Bladex’s lending activities are concentrated in a relatively small number of countries and clients, exacerbating the possible effect that adverse economic changes in such countries could have on the Bank.

          The Bank’s lending activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, cash flows and results of operations if one or more of those countries encounter economic difficulties.  At December 31, 2005, approximately 62% of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,453 million, or 40%); Chile ($315 million, or 9%); Colombia ($261 million, or 7%); and Peru ($230 million, or 6%).

          In addition, at December 31, 2005, 20% of the Bank’s total credits were to five borrowers in Brazil and 7% of total credits were to two borrowers in Chile.  A significant deterioration of the financial condition of any of these borrowers could require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

          The Bank makes mostly U.S. dollar-denominated loans.  As a result, the Bank faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers, even if they are exporters, to acquire dollars to repay loans on a timely basis, and/or that significant currency devaluation will occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans.

          The performance of financial markets, including fluctuations in interest rates, may cause changes in the value of the Bank’s investment securities portfolio and in the amount of revenues generated from these assets.

Increased risk perception in countries in the Region where the Bank has large credit exposure could affect adversely the Bank’s credit ratings, funding activities and funding costs.

          As a result of the Argentine crisis in 2002 the major credit rating agencies downgraded the Bank’s credit ratings due to its large Argentine credit exposure and the increasing risk of default among Argentine borrowers.  The downgrades also reflected the Bank’s large exposure in Brazil, where political and economic uncertainty created concerns at that time.  One of the Bank’s funding sources for short-term loans is interbank deposits received principally from central banks in the Region.  During 2002, these central banks withdrew a substantial portion of their deposits from the Bank, in large part because of the deterioration in the Bank’s financial condition and the credit ratings downgrades.  In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region.  The Bank maintained an adequate liquidity position throughout this period.

          The occurrence of similar events in any countries in the Region where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  A credit rating downgrade would likely increase the Bank’s funding costs, and reduce its deposit base and access to the debt capital markets.  In that case, the Bank’s ability to obtain the necessary funding to carry on trade finance activities in Latin America at meaningful levels could be severely hampered.

Risks Relating to the Bank’s Business

The Bank’s allowances for credit losses could prove inadequate to cover credit losses related to its loans and contingencies.

          Determining the appropriate level of allowances for credit losses necessarily requires the Bank’s Board’s and management’s judgment, including assumptions and estimates made in the context of changing political and economic conditions in the Region.  Consequently, the Bank’s allowances could be inadequate to cover losses in its credit portfolio, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations, and business.

The Bank’s businesses are subject to market risk.

          Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions.  Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment securities, short-term borrowings, long-term debt and derivatives.  As many other market conditions that may shift from time to time, thereby exposing the Bank to market risk, are fluctuations in interest and currency exchange rates, changes in the implied volatility of interest rates, changes in foreign exchange rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the issuer or its country of origin.  Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse affects on the Bank’s financial condition, results of operations, and business.

Bladex faces liquidity risk, and its failure to adequately manage this risk could produce a liquidity shortage, which could affect adversely its financial condition and results of operations.

          Bladex faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings required to fund its credit portfolio on a timely basis.  Failure to adequately manage its liquidity risk could produce a liquidity shortage in which the Bank would not be able to repay these obligations as they become due.

          As a U.S. dollar based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in Panama.  In addition, the central banks of other Latin American countries would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage.  Accordingly, if the Bank faced a liquidity shortage, it would have to rely on commercial liquidity sources.

Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition and results of operations.

          Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees.  Although the Bank maintains a system of internal controls, there can be no assurance that operational problems or errors will not occur, and that their occurrence will not have a material adverse impact on the Bank’s business, financial condition and results of operations.

The Bank’s credit portfolio may not continue to grow at the same or similar rate.

          No assurance can be given that, in the future, the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow at historical rates.  A reversal in the rate of growth of the Region’s economy and trade volumes could adversely affect the rate of growth of the Bank’s credit portfolio.

Increased competition and industry consolidation in some Latin American countries could increase competition and limit the Bank’s ability to grow in those markets and reduce its profitability, which may adversely affect results of operations.

          Most of the competition the Bank faces in the trade finance area comes from international banks, mostly European and North American, which provide similar financing services to those the Bank provides within the markets the Bank serves.  These international banks have substantially greater resources and access to less expensive funding than the Bank does, which puts the Bank at a competitive disadvantage.  There can be no assurance that increased competition will not affect adversely the Bank’s growth prospects and results of operations.

          Although some of these international banks compete directly with the Bank, in many cases they also provide funding for the Bank and represent a source of business.  If these international banks ceased providing funding to the Bank, the Bank would be required to seek funding from other sources, which may not be available, or if available, may only be at higher interest costs.

          Changes in the business and in the markets of the Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources, and its ability to develop and diversify its income sources.

          A substantial consolidation of the banking business in Latin America has occurred and is continuing.  This has reduced the number of local banks in the Region, which historically have been the Bank’s primary customers for trade finance loans.

The Bank may pursue a capital management strategy that differs from that expected by some of its stockholders or others in the market.

          The Board’s opinion regarding the Bank’s capital adequacy and needs might differ from that of some of its stockholders or other market participants.  If so, the Bank’s capital management actions and the timing of such actions might not correspond with the expectations of the Bank’s stockholders or other market participants.  The Bank’s Board of Directors (the “Board”) may choose to pursue any of several capital management options, or a combination of strategies, including growth, investments, declaring dividends to stockholders, or repurchasing shares under a stock repurchase program.  The Board is not required to declare dividends (or increase dividends) or effect stock repurchases pursuant to its stock repurchase program, and could use the capital for other purposes, which may not coincide with the preferences of some of the Bank’s stockholders.  To the extent that the capital management strategy elected by the Bank’s Board differs from expectations of investors or other market participants, it could result in negative market perceptions of the Bank.  Dissatisfaction of some of the Bank’s stockholders or a negative market perception of the Bank with regard to the use of capital could adversely affect the Bank’s stock price.

Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of the initiatives, divert the attention of its management, cause additional expenses, or cause other negative repercussions for the Bank.

          Part of the Bank’s strategy is to diversify income sources through business initiatives that, in some cases, involve partnerships or strategic alliances with specialists, expanding into new markets, targeting new clients and developing new products and services.  These initiatives may not be fully implemented within the time frame the Bank expects, or at all.  In addition, even if such initiatives are fully implemented, they may not generate revenues as expected.  Any delays in securing necessary regulatory approvals, in reaching agreement with strategic partners, or otherwise implementing the Bank’s strategic initiatives, could divert the attention of the Bank’s management, result in additional expense, prevent the Bank from pursuing other initiatives or ultimately, prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations and financial condition.

Item 4.	Information on the Company

A.      History and Development of the Company

          The Bank, headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region.  The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the Region’s foreign trade financing capacity.  The Bank was constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations in January 1979.  The Bank operates under the commercial name of “Bladex”. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location and the quality of its communications facilities.  Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

          The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders.  The Bank is principally engaged in providing short-term trade financing to selected commercial banks in the Region, which, in turn, lend to businesses primarily active in foreign trade and to state and private corporations.  The majority of the Bank’s loans are extended in connection with specific foreign trade transactions that have been identified.

          The Bank’s lending activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by sales of debt securities (“placements”) made with financial institutions and investors in Japan, Europe and North America.  The Bank does not provide retail-banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

          Bladex offers its services through the Bank’s head office in Panama City, its agency in New York City (the “New York Agency”), its subsidiary in Brazil, its representative offices in Mexico City and Buenos Aires and a worldwide network of correspondent banks.  In addition, the Bank has obtained regulatory approval to open a representative office in Miami, Florida.  See “Organizational Structure” and Note 1 to the Consolidated Financial Statements.

B.      Business Overview

Overview

          Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries to promote trade finance in the Region.  The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders.  The Bank offers trade finance services, primarily providing short-term financing.  More recently, through its revenue diversification strategy, the Bank has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, syndicated loans, bilateral credits and vendor financing.

          Historically, trade finance generally has not been negatively affected by Latin American debt restructurings.  This has been due, in part, to the perceived importance that governments and borrowers in the Region attach to maintaining their access to trade finance.  In the case of Bladex, the Bank generally has enjoyed “preferred” creditor status in several countries in the Region, which has strengthened its position in respect of debt restructurings.  The Bank believes that its “preferred” creditor status is partially attributable to its relationship with its Class A stockholders consisting of central banks or governmental financial institutions from 23 countries in the Region.  The Bank, due in part to its preferred creditor status, generally has been allowed to negotiate directly with the governments of these countries concerning its loans, as opposed to negotiating indirectly as a member of a group of creditors in debt restructuring proceedings.  In addition, the Bank’s preferred creditor status has generally exempted it from convertibility and transfer limitations of U.S. dollars for payment of external obligations.

Developments During 2004

          The Bank’s net income for 2004 was a record $142 million, representing an increase of 27% as compared to 2003.  These results reflected increased reversal of provisions for possible credit losses and recoveries on impairment losses mostly related to the reduction in the Bank’s exposure in Argentina.  The 2004 net income figure produced a return on equity of 22.8%.  Other indicators of note included a 25% growth in the Bank’s trade finance portfolio, and a 23% increase in its deposit base.

          The Bank’s business activity during 2004 reflected prevailing financial market conditions.  For 2004, Gross Domestic Product growth in the Region is estimated to have reached 5.5%, a significant increase over 2003.  This trend was driven by improved terms of exchange, low inflation, and increasingly effective fiscal policies.  As a result, risk levels generally improved during the year, with major rating agencies upgrading eight countries in the Region.  Along with high levels of liquidity, reduced risk levels drove loan margins to historically low levels.  The trade finance business in the Region resumed growth, spurred by several factors, among others, the Free Trade Agreements signed with the United States, an increase in intra-regional trade, and the worldwide surge in commodity prices which was in large part stimulated by the demands of the Chinese economy.

          During 2004, the Bank’s efforts were focused on strengthening its role as a leading supranational bank supporting trade in Latin America by:

•	maximizing the value of the Bank’s Argentine portfolio;
•	increasing the Bank’s trade finance balances and diversifying its credit portfolio;
•	taking proactive capital management actions;
•	diversifying revenue; and
•	further strengthening the Bladex brand.

Developments During 2005

          During 2005, the Bank substantially improved the composition and magnitude of its operating income.  The Bank also resolved its impaired Argentine portfolio, which has been collected nearly in full.  Lastly, the Bank made significant progress on the execution of a business model that seeks to expand the Bank’s client base and broaden its financial service offering.

          For 2005, the Bank reported net income of $80 million, implying a return on equity of 12.9%.  These results reflected a $61 million year-over-year reduction in the amount of reversals of provisions for possible credit losses and impairment losses on securities, which largely explain the lower net income in 2005 when compared to the $142 million reported in 2004.  Excluding the impact of provision reversals and net revenues from the non-accrual portfolio, the Bank’s net income increased 42% during the year.

          Throughout 2005, the Bank continued to be a key institution in supporting the trade finance business in Latin America, despite a highly competitive environment with new players, an abundance of funding, and historically low margins.

          The Bank continued to analyze the Bank’s capital management, seeking a proper balance between its capitalization ratio, growth potential, investment opportunities, and the return to its stockholders.  During the year, the Bank paid a common dividend equivalent to $0.60 per share, along with an extraordinary dividend of $2.00 per share. Furthermore, after the close of 2005, the Bank declared an additional extraordinary dividend of $1.00 per share, as well as a 25% increase in the common quarterly dividend.

          During 2005, the Bank initiated a project aimed at transforming and modernizing its technology platform, an undertaking that is expected to be completed during the second half of 2006.  The Bank’s management believes that the new technological capabilities will provide the Bank with greater flexibility, agility, effectiveness and efficiency in providing quality client service, and in the deployment of new products.

Strategy for 2006

          Since its inception, one of the Bank’s key objectives has been to contribute to the development and prosperity of Latin America.  Another target of equal importance has been the creation of value for and the rewarding of its stockholders.  The combination of these two goals reflects the commercial strategy deployed by the Bank throughout its history.  In 2006, the Bank looks forward to building on the momentum gained in 2005 through the implementation of its long-term strategy that seeks to expand the Bank’s client base, particularly the corporate portion, and broaden its financial services offering.  The Bank will continue to leverage its brand and reputation in the Region with a commitment to providing high quality, value-added services and solutions to the Bank’s expanded target customer base, and will continue developing the Bank’s Treasury Area as a source of revenue, including a new asset distribution desk and a fixed income desk. The asset distribution desk is designed to intermediate Latin American loan instruments with regional and international investors, and the fixed income desk is expected to bring to the Bank professional proprietary portfolio management capabilities in the Latin American debt capital markets.

Lending Policies

          Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region.  Historically, it has been Bank operating policy to extend credit directly mostly to banks and state-owned export organizations within the Region, as well as to non-bank private entities.  At December 31, 2005, excluding the non-accruing portfolio, total loans and contingencies outstanding to non-bank private entities constituted 16% of the Bank’s total loans and contingencies.  The Bank analyzes credit requests from eligible borrowers in the light of credit risk criteria, including economic and market conditions.  The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

          At December 31, 2005, the Bank had 39 officers across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

          The Bank finances import and export transactions for all goods and products, with the exception of articles such as weapons, ammunition, military equipment, hallucinogenic drugs or narcotics not utilized for medical purposes.

          The Bank’s loans generally are unsecured.  However, in certain instances, based upon its credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved requires that a loan be secured by pledged deposits.

          Country Credit Limits

          The Credit Policy and Risk Assessment Committee of the Board (the “Board Credit Committee”) establishes country limits annually and more often if required. The Board Credit Committee also reviews country usage in both nominal terms and in terms of capital requirements quarterly.  All transactions must comply fully with Board approved country limits and other conditions.  The Board approves all country credit limits based on management recommendations, along with targeted customer and risk profiles as regarding the tenor and type of risk to be undertaken in a particular country.

          Borrower Lending Limits

          Generally the Bank establishes lines of credit for each borrower in line with its risk analysis and business prospects; however, the Bank is not required to lend under these lines of credit.  The Bank does not, as a general rule, publish or communicate its lending limits for countries in which it lends or its borrowers but uses these limits internally as a credit risk management tool.  Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing usually related to foreign trade.  Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

          For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “—Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board.  Approved borrower lending limits are reported to the Board Credit Committee quarterly.  As of December 31, 2005, the legal lending limit prescribed by Panamanian law for any one borrower amounted to approximately $185 million.  The head of the Commercial Area or Treasury Area, or their designees, depending on the facility type, recommend proposed credit lines.  Approval from the head of Risk Management Area is required for all credit approvals, and approval from the Chief Executive Officer also is required for all new clients and for exposures exceeding $30 million. Certain credit lines require approval by the Board Credit Committee.  The Board Credit Committee also reviews the entire impaired portfolio, along with certain non-impaired credits quarterly.

          Panamanian Banking Law prescribes certain concentration limits, which are strictly adhered to by the Bank, including a 30% limit, applicable to the Bank, as a percentage of capital and reserves for any one borrower and borrower group.  At December 31, 2005, the Bank was in full compliance with all regulatory limits. See “—Regulation—Panamanian Law”.

Credit Portfolio

          The Bank’s credit portfolio, which consists of loans, selected investment securities held to maturity and available for sale, securities purchased under agreements to resell, letters of credit, customers’ liabilities under acceptances, reimbursement undertakings, guarantees covering commercial and country risks and credit commitments, increased from $2,847 million at December 31, 2003, to $2,944 million at December 31, 2004 and to $3,616 million at December 31, 2005.

          At December 31, 2005, $757 million or 21% of the Bank’s total credit portfolio (excluding the non-accruing portfolio and investment securities) represented non-trade related credits.  At December 31, 2005 there were no past due loans of these non-trade credits.  At December 31, 2005, the geographic composition of the Bank’s credit portfolio by client type and transaction type was as follows:

	Brazil	Chile	Colombia	Peru	Rest of countries	Total

Transaction type
Trade	76%	60%	25%	94%	75%	72%
Non-trade	16%	30%	71%	6%	17%	21%
Investment Securities	7%	10%	4%	0%	5%	6%
Non-accrual	0%	0%	0%	0%	3%	1%

Total	100%	100%	100%	100%	100%	100%

Client type
Financial entities	69%	90%	94%	51%	65%	70%
Non-financial entities	31%	10%	6%	49%	35%	30%

Total	100%	100%	100%	100%	100%	100%

          The following table sets forth the distribution of the Bank’s credit portfolio, by product category at December 31 of each year.

	At December 31,

	2001	%	2002	%	2003	%	2004	%	2005	%

	(in $ millions, except percentages)
Loans	$4,734	73.7	$2,517	76.2	$2,275	80.0	$2,442	83.0	$2,610	72.2
Investment securities [1]	357	5.5	161	4.9	78	2.7	194	6.6	212	5.8
Securities purchased under agreements to resell	292	4.5	132	4.0	132	4.6	0	0.0	0	0.0
Contingencies	1,044	16.2	495	15.0	362	12.7	308	10.5	794	22.0

Total	$6,426	100.0	$3,305	100.0	$2,847	100.0	$2,944	100.0	$3,616	100.0

[1]

Investment securities consist of investment securities held to maturity and investment securities available for sale considered part of the Bank’s credit portfolio.  It also includes a $3 million investment fund recorded as other asset.

          A per country distribution of the remaining maturity profile of the Bank’s credit portfolio maturing beyond one year is presented below:

		Credits Maturing in Year Ended

	As of Dec. 31, 2005	2007	2008	2009	2010 – 2012

		(in $ millions)
Argentina	$30	$12	$8	$7	$3
Brazil	651	220	145	169	116
Colombia	18	13	2	2	2
Chile	32	0	0	32	0
Costa Rica	7	7	0	0	0
Guatemala	5	2	1	1	1
Mexico	67	35	11	11	11
Panama	69	11	51	1	6
Peru	30	30	0	0	0
Venezuela	29	29	0	0	0

Total	$939	$358	$218	$224	$140

Loan Portfolio

          At December 31, 2005, the Bank’s total loans amounted to $2,610 million, compared to $2,442 million at December 31, 2004.  At December 31, 2005, 82% of the Bank’s loans were scheduled to mature within one year.  The Bank services all loans in its loan portfolio except syndicated loans, which are serviced through agent banks generally appointed by the arrangers of the syndication.  See “Operating and Financial Review and Prospects—Changes in Financial Condition—Loans” and Note 5 to Consolidated Financial Statements.

Loans by Country

          The following table sets forth the distribution of the Bank’s loans by country at December 31 of each year:

	At December 31,

	2001	%	2002	%	2003	%	2004	%	2005	%

	(in $ millions, except percentages)
Argentina	$804	17.0	$694	27.6	$398	17.5	$207	8.5	$51	2.0
Bolivia	26	0.5	13	0.5	0	0.0	0	0.0	0	0.0
Brazil	2,013	42.5	930	37.0	1,011	44.4	1,054	43.2	1,095	42.0
Chile	112	2.4	48	1.9	131	5.8	322	13.2	283	10.8
Colombia	138	2.9	80	3.2	96	4.2	148	6.1	249	9.5
Costa Rica	67	1.4	42	1.7	59	2.6	38	1.5	54	2.1
Dominican Republic	175	3.7	156	6.2	24	1.1	0	0.0	1	0.0
Ecuador	14	0.3	46	1.8	22	1.0	51	2.1	25	1.0
El Salvador	19	0.4	2	0.1	26	1.1	44	1.8	81	3.1
Guatemala	23	0.5	29	1.1	34	1.5	38	1.6	41	1.6
Honduras	0	0.0	0	0.0	0	0.0	6	0.2	26	1.0
Jamaica	7	0.2	11	0.4	14	0.6	26	1.1	24	0.9
Mexico	833	17.6	142	5.6	183	8.0	262	10.7	161	6.1
Nicaragua	38	0.8	7	0.2	9	0.4	5	0.2	2	0.1
Panama	43	0.9	19	0.8	44	1.9	89	3.7	156	6.0
Paraguay	1	0.0	2	0.1	0	0.0	0	0.0	0	0.0
Peru	120	2.5	63	2.5	65	2.8	55	2.2	180	7.0
Trinidad & Tobago	59	1.2	84	3.3	100	4.4	92	3.8	177	6.8
Uruguay	0	0.0	0	0.0	0	0.0	0	0.0	4	0.1
Venezuela	242	5.1	149	6.0	61	2.7	5	0.2	0	0.0

Total	$4,734	100.0	$2,517	100.0	$2,275	100.0	$2,442	100.0	$2,610	100.0

Loans by Type of Borrower

          The following table sets forth the amounts of the Bank’s loans by type of borrower at December 31 each year:

	At December 31,

	2001	2002	2003	2004	2005

			(in $ millions)
Private sector commercial banks	$2,337	$935	$986	$1,243	$1,583
State-owned commercial banks	693	511	422	563	118
Central banks	59	71	0	13	0
Sovereign debt	157	90	50	58	49
State-owned exporting organizations	424	335	424	363	402
Private corporations	1,064	574	392	201	458

Total	$4,734	$2,517	$2,275	$2,442	$2,610

Investment Securities

          Investment securities are considered part of the Bank’s credit portfolio when the acquisition of such securities is subject to the same lending policies, including credit approval criteria, as the rest of the credit portfolio.  At December 31, 2005, all of the Bank’s investment securities were considered part of its credit portfolio.

          The Bank’s investment securities consist mostly of debt securities held to maturity and securities available for sale.  The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at December 31 each year.  See Note 4 to the Consolidated Financial Statements.

	At December 31,

	2003	2004	2005

		(in $ millions)
Securities held to maturity
Bonds	$29	$28	$27

Total securities held to maturity	$29	$28	$27

Securities Available for Sale
Bonds	$43	$164	$182
Impaired bonds	5	1	0

Total securities available for sale	$48	$165	$182

Total investment securities	$78	$193	$209

          In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes in its assets and liabilities management activities, including investment securities.

          At December 31, 2005, the Bank’s investment securities portfolio totaled $209 million, of which 77% consisted of investments with banks and sovereign borrowers, and the Bank’s total portfolio had a weighted average interest rate of 5.63% per annum.

Total Outstandings by Country

          The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, selected investment securities net of impairment loss on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts (which were purchased as part of its credit portfolio activity), securities purchased under agreements to resell and loans, but not including contingencies (collectively “cross-border outstandings”) at December 31 of each year:

	2003		2004		2005

	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings

	(in $ millions, except percentages)
Argentina	$403	14.7%	$208	7.4%	$55	1.8%
Austria	0	0.0	26	0.9	0	0.0
Belgium	0	0.0	0	0.0	20	0.7
Brazil	1,027	37.5	1,065	38.2	1,193	39.1
Canada	20	0.7	0	0.0	0	0.0
Chile	131	4.8	362	13.0	315	10.3
Colombia	123	4.5	172	6.2	260	8.5
Costa Rica	59	2.2	38	1.3	54	1.8
Dominican Republic	24	0.9	0	0.0	1	0.0

	2003		2004		2005

	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings

	(in $ millions, except percentages)
Ecuador	22	0.8	51	1.8	25	0.8
El Salvador	26	0.9	59	2.1	101	3.3
Finland	16	0.6	20	0.7	10	0.3
France	7	0.3	15	0.5	1	0.0
Germany	86	3.1	0	0.0	40	1.3
Guatemala	34	1.2	38	1.4	41	1.4
Honduras	0	0.0	0	0.0	26	0.8
Ireland	10	0.4	0	0.0	0	0.0
Italy	20	0.7	10	0.4	30	1.0
Jamaica	14	0.5	26	0.9	24	0.8
Japan	10	0.4	45	1.6	35	1.2
Mexico	213	7.8	364	13.0	199	6.5
Panama	44	1.6	89	3.2	161	5.3
Peru	65	2.4	55	2.0	180	5.9
Portugal	23	0.8	0	0.0	20	0.7
Spain	0	0.0	24	0.8	48	1.6
Sweden	20	0.7	0	0.0	0	0.0
The Netherlands	14	0.5	0	0.0	0	0.0
Trinidad & Tobago	100	3.6	92	3.3	177	5.8
United Kingdom	10	0.4	0	0.0	20	0.7
United States	150	5.5	15	0.6	5	0.2
Venezuela	61	2.2	5	0.2	0	0.0
Other[1]	9	0.3	5	0.4	6	0.2

Total	$2,740	100.0%	$2,789	100.0%	$3,048	100.0%

[1]	Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed $10 million for any of the periods indicated above.

          In allocating country risk limits, the Bank takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis, applying a portfolio management approach.

          Cross-border outstandings in countries outside the Region correspond mostly to cash and due from banks and interest bearing deposits with banks.

          The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution at December 31 of each year:

	2003	2004	2005

	(in $ millions)
Private sector commercial banks	$1,189	$1,415	$1,779
State-owned commercial banks	475	577	184
Central banks	0	138	20
Sovereign debt	239	0	157
State-owned exporting organizations	439	488	434
Private corporations	398	171	474

Total	$2,740	$2,789	$3,048

Contingencies

          The Bank considers contingencies part of the credit portfolio because it applies the same credit policies used in its lending process to its evaluation of these instruments.  At December 31, 2005, total contingencies amounted to $794 million, representing 22% of the Bank’s total credit portfolio.

          The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions.  The Bank also issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances.  At December 31, 2005, total stand-by letters of credit and guarantees representing country risk coverage amounted to $150 million.  The Bank also enters into credit commitments (defined as a combination of either non-binding or legal agreements to lend to a customer) in order to meet the financial needs of customers.  See Note 16 to the Consolidated Financial Statements.

Asset Quality

          The Bank believes that its asset quality is linked to the composition of its client base, the importance that governments and borrowers in the Region attach to maintaining continued access to trade financing, its preferred creditor status, and the Bank’s strict adherence to commercial criteria in its credit activities.  The Bank has developed knowledge of, and relationship with, its client base throughout its 27 years of operations in the Region, which allows it to continue to further enhance its risk management process.

          The Bank’s management and the Board Credit Committee periodically review a report of all loan delinquencies.  The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually involving senior management.

Impaired Assets and Contingencies

          The Bank’s impaired assets consist of impaired loans and impaired securities.  Loans are identified as impaired and placed on non-accrual status when any principal or interest payment is over 90 days past due or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful.  In all cases, if a borrower has more than one outstanding loan under its line of credit with the Bank and any of its individual loans is placed on non-accrual status, the Bank places all outstanding loans to that borrower on non-accrual status.  Similarly, if a single note of a loan is placed on non-accrual status, the remaining notes under that loan are placed on non-accrual status as well.  Securities that experience a decline in value, which is deemed other than temporary, are classified as impaired.  Contingencies are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and ultimate collection of principal or interest is doubtful.

          Loans are charged off when they are deemed uncollectible, after considering factors such as the customer’s financial condition and underlying collateral and guarantees, as well as general and industry economic conditions.

          The following table sets forth information regarding the Bank’s impaired assets and contingencies at December 31 of each year:

	2001	2002	2003	2004	2005

	(in $ millions, except percentages)
Impaired loans	$77	$691	$445	$256	$29
Allocation from the allowance for loan losses	18	365	191	82	11
Impaired loans as a percentage of total loans	1.6%	27.5%	19.6%	10.5%	1.1%

Impaired contingencies	$20	$45	$32	$32	$13
Allocation from the reserve for losses on off balance-sheet credit risks	5	14	20	21	9
Impaired contingencies as a percentage of total contingencies	1.9%	9%	8.8%	10.5%	1.7%

Impaired securities (par value)	$50	$107	$10	$5	$0
Estimated fair value adjustments on options and impaired securities[1]	40	73	5	4	0

Estimated fair value of impaired securities	$10	$35	$5	$1	$0
Impaired securities as a percentage of total securities[2]	2.8%	21.6%	6.8%	0.5%	0.0%

Impaired loans and securities as a percentage of total assets	1.5%	24.8%	17.6%	9.4%	0.9%
Impaired loans, securities and contingencies as a percentage of total credit portfolio[3]	1.7%	23.4%	17.0%	9.8%	1.2%

[1]	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
[2]	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
[3]	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

          At December 31, 2005, impaired loans and contingencies consisted of $37 million to borrowers in Argentina and $6 million to a corporation in Brazil.  Other than these, management does not believe that there is a material amount of loans and contingencies with respect to which it has serious doubts as to the ability of the obligors to comply with the present terms there under.

          During 2005, the Bank charged-off an Argentine investment security with par value of $5 million (fair value of $1 million), bringing the outstanding balance of impaired securities to $0.

Allowance for Credit Losses

          The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and contingencies.  For additional information regarding allowance for credit losses, see Note 6 to the Consolidated Financial Statements.

          The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at December 31 of each year:

	2001	2002	2003	2004	2005

	(in $ millions, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$110	$177	$430	$224	$106
Provision (reversal)	77	273	(70)	(111)	(48)
Effect of change in methodology	0	0	0	0	(6)
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	0	(6)
Recoveries	0	0	2	6	3
Loans charged-off	(10)	(21)	(138)	(13)	(9)
Balance at the end of the year	$177	$430	$224	$106	$39
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$17	$17	$23	$34	$33
Provision (reversal)	0	6	11	(1)	(0)
Effect of change in methodology	0	0	0	0	16
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	0	3

Balance at end of the year	$17	$23	$34	$33	$52
Allowance for losses on guarantees (potential credit and market losses on options)
Balance at beginning of the year	$5	$0	$0	$0	$0
Reclassification due to SFAS 133 adoption	(5)	0	0	0	0
Balance at the end of the year	$0	$0	$0	$0	$0

Total allowance for credit losses	$195	$453	$258	$139	$92

Allowance for credit losses to total credit portfolio	3.0%	13.7%	9.1%	4.7%	2.5%

          The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses, by country at December 31 of each year:

	2001	%	2002	%	2003	%	2004	%	2005	%

	(in $ millions, except percentages)
Argentina	$10	100.0	$20	95.3	$137	99.4	$13	100.0	$5	53.7
Brazil	0	0.0	0	0.0	0	0.0	0	0.0	4	46.3
Mexico	0	0.0	1	4.7	0	0.0	0	0.0	0	0.0
Paraguay	0	0.0	0	0.0	1	0.6	0	0.0	0	0.0

Total	$10	100.0	$21	100.0	$138	100.0	$13	100.0	$9	100.0

          The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at December 31 of each year:

	2003		2004		2005

	Total	%	Total	%	Total	%

	(in $ millions, except percentages)
Argentina	$195.4	75.7	$83.9	60.2	$21.0	23.0
Brazil	35.1	13.6	29.3	21.0	18.5	20.2
Colombia	0.8	0.3	1.3	0.9	0.5	0.5
Dominican Republic	0.8	0.3	3.9	2.8	1.2	1.3
Ecuador	11.4	4.4	14.4	10.3	46.1	50.4
Mexico	0.6	0.2	1.2	0.8	0.1	0.1
Nicaragua	2.1	0.8	0.7	0.5	0.1	0.1
Peru	2.0	0.8	1.3	1.0	2.8	3.0
Venezuela	7.4	2.9	0.4	0.3	0.2	0.3
Other[1]	2.7	1.1	3.1	2.2	1.1	1.2

Total Allowance for Credit Losses	$258.3	100.0%	$139.5	100.0%	$91.5	100.0%

[1]	Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstandings did not exceed $1 million for any of the periods indicated above.

          The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower at December 31 of each year:

	2003	2004	2005

	(in $ millions)
Private sector commercial banks	$33.4	$30.1	$19.8
State-owned commercial banks	129.2	60.0	18.0
Central banks	8.0	10.0	36.1
Sovereign debt	2.1	0.0	1.1
State-owned exporting organization	10.2	6.6	3.1
Private corporations	75.2	32.6	13.5

Total	$258.3	$139.5	$91.5

Revenues Per Country

          The following table sets forth information regarding the Bank’s approximate net revenues per country at the dates indicated, with net revenues calculated as the sum of net interest income, net commission income, gain on sale of securities available for sale, gain on early extinguishment of debt, gain (loss) on foreign currency exchange and other income.

	For the year ended December 31,

	2003	2004	2005[2]

	(in $ millions)
Argentina	$38.5	$14.6	$5.7
Brazil	25.2	17.9	23.4
Chile	1.1	1.1	2.9
Colombia	1.4	2.2	3.4
Dominican Republic	3.8	1.1	1.0
Ecuador	2.5	2.8	2.5
El Salvador	0.2	0.6	1.2
Jamaica	0.6	0.6	1.2
Mexico	2.2	4.1	4.7
Panama	0.4	0.6	1.6
Peru	1.5	1.1	1.4
Venezuela	2.7	1.2	0.7
Other[1]	4.2	2.9	3.9

Total	$84.1	$50.8	$53.6

[1]	Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.
[2]	Starting in 2005, derivatives & hedging activities are included as part of net revenues, as the Treasury Area became one of the Bank’s revenue centers.

          The $33 million decline in net revenues for 2004 compared to 2003, was primarily due to:

•	lower gains on the sale of Argentine impaired securities;
•	a decline in the accruing loan portfolio average lending spread from 1.90 in 2003 to 0.99% in 2004; and
•	the collection of part of the richly priced restructured Argentine credit portfolio.

          The $3 million increase in net revenues for 2005 compared to 2004, was primarily due to:

•	the positive effect of higher interest rates on the Bank’s interest-earning assets;
•	the positive effect of an increase in the average credit portfolio from $2,705 million in 2004 to 3,081 million in 2005; and
•	revenues from gains on hedging activities.
•

These factors were offset by the impact of lower interest collections on the Bank’s decreasing and richly priced non-accruing portfolio, as well as lower net lending margins and lower gains on the sale of Argentine impaired securities.

Competition

          The Bank operates in a highly competitive environment in most of its markets.  Management recognizes that the Bank needs to continue to invest and adapt to remain competitive.  The Bank faces strong competition principally from regional and international banks in making loans, attracting deposits, and providing fee-generating services.  Financial disintermediation by the local and international securities markets and the growth of specialized finance companies is another factor that results in increased competition.  Whenever economic conditions and risk perception improve in the largest countries of the Region, competition from commercial banks, the securities markets and other new participants tend to increase.  Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.  The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services.

          The Bank believes that most of the competition it faces in the trade financing area and within the markets served by the Bank is from international banks, mostly European and North American, which provide similar services.  Although international banks compete with the Bank, they also provide funding for the Bank and represent a source of business for the Bank.

          The Bank believes that competition also comes from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions.  The Bank competes primarily on the basis of pricing in financing trade-related transactions, providing a stable supply of credit to its clients and the quality of its service.  The Bank believes that it possesses a competitive advantage in that it enables its customer banks to meet their clients’ financing needs, but does not compete directly with these banks for the business of their clients.  Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing.  The Bank also believes that its operating efficiencies, commitment to the Region, preferred creditor status, market knowledge, and business focus constitute important competitive advantages in certain markets.

          The trade finance business also is subject to change.  Increased open account exports and new financing requirements from multinational corporations are putting more pressure on the way banks traditionally intermediate foreign trade financing.  The Bank cannot predict with certainty the changes that may occur and how these may affect the competitiveness of its businesses.  Although the Bank has undertaken several initiatives to adapt to, and benefit from, these changes, it is possible that competition with the Bank’s products will, in the future, reduce demand for the Bank’s services.  If this were to occur, the Bank may be required to take additional steps in order to adapt to the changing competitive environment.

          Consolidation in the banking systems within the markets in which the Bank operates could potentially affect the competitive environment.  Consolidation process in most countries of the Region has reduced the number of client banks that the Bank can work with.  The acquisition of local banks by large international banks in the local markets of the Region also has changed the competitive environment.  The Bank cannot predict with certainty the extent to which these changes in the banking industry may occur or the success that they may achieve.  These changes in the business and in the markets of this Region could potentially place the Bank at a competitive disadvantage with respect to scale, resources and its ability to develop and diversify its sources of income.

Regulation

General

          The Superintendency of Banks in Panama (the “Superintendency of Banks”) regulates, supervises and examines Bladex.  In addition, the New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board.  The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

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

          The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks, and is subject to supervision and examination by the Superintendency of Banks.  Banks operating under a General Banking License (“General License Banks”) may engage in all aspects of the banking business in Panama, including accepting local and offshore deposits, as well as entering into banking transactions in Panama that may have an economic impact outside of Panama.

          General License Banks must have a paid-in capital of not less than $10 million.  Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets.  The capital adequacy standards used by the Superintendency of Banks are based on the Basel Capital Accord.  The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth in the Basel Capital Accord become more stringent.

          General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks.  Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings.

          Pursuant to the Banking Law, the Bank cannot make loans or issue guarantees or any other obligation to any one person or a group of related persons in excess of thirty percent (30%) of its capital.

          Under the Banking Law, a bank may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (3) 25% of its total capital, in the case of total loans and credit facilities granted to Related Parties and indebtedness title investments issued by Related Parties. For these purposes a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank who directly or indirectly owns 5% or more of the outstanding and issued capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of such company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees).  The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of  the Bank.  This authorization is contingent on the following conditions:  (i) the ownership of shares in the debtor bank –directly or indirectly– by the shared director or shared officer, may not exceed five-percent (5%) of the said bank’s capital, or may not amount to any sum that would ensure his or her majority control over the decisions of this bank; (ii) the ownership of shares in the creditor bank –directly or indirectly– by the debtor bank represented in any manner by the shared director or shared officer, may not exceed five-percent (5%) of the shares outstanding of the creditor bank, or may not amount to an y sum that would ensure his or her majority control over the decisions of this bank; (iii) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request under this article, and (iv) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank’s credit policy.  The Superintendency of Banks shall determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

          The Banking Law contains additional limitations and restrictions with respect to loans and credit facilities to parties related to the lending banks.  For instance, under the Banking Law, all loans made to managers, officers, employees or stockholders who are owners of 5% or more of the lending Bank’s outstanding and issued capital stock shall be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions.  In addition, shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by such bank.

          In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama and (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets.  The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

          The Banking Law provides that banks in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years.  These supervisory powers of the Superintendency of Banks also extend to a bank’s subsidiaries and branches.  The Superintendency of Banks last inspected the Bank during April and May of 2006.  Even though the results of this inspection have not been received, the Bank’s management believes that the results will be fully satisfactory.  Prior to this inspection, the Superintendency of Banks inspected the Bank in 2004, and the results of this inspection were fully satisfactory.

          The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities.  Banks are required to file with the Superintendency of Banks monthly, quarterly and annually information, including financial statements, analysis of their credit facilities and any other information, requested by the Superintendency of Banks.  In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations.  Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.

          Panamanian Anti Money Laundering laws and regulations.  In Panama, all banks and all trust corporations must take measures necessary to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing and any other illicit activity contemplated in the laws and regulations addressing this matter.

          Money laundering is a criminal offense pursuant to Chapter VI, entitled Capital Laundering of title XII, Book II of the Panamanian Penal Code, articles 389, 390, 391, 392 and 393.  In addition, there are specific laws and regulations for Anti Money Laundering: Decree -Law No. 42-2000 (October 2, 2000), and the Agreement No. 12-2005 (December 2005).  The breach or contempt of the instructions given by the Superintendency of Banks regarding the anti money laundering may be sanctioned with a fine to the bank or the trust corporation of up to Ten thousand United States Dollars (USD10,000) per day according to the gravity of the offense or the degree of recidivism.  Acts or omissions of an employee, director, officer, administrator or legal representative of a bank or trust corporation can be attributed to such entities.

United States Law

          Bladex operates a New York state-licensed agency in New York, New York and maintains a wholly-owned non-banking subsidiary in Delaware that is not engaged in activities other than holding 0.001% interest in an affiliated company.  On January 12, 2005, Bladex, after receiving approval from the Superintendency of Banks, applied to the Federal Reserve Board and the Florida Department of Financial Services to establish a representative office in Miami, Florida, United States. The Bank has received approval from the Florida Office of Financial Regulation and the Federal Reserve Board to establish an office in Miami.

          New York State Law.  The New York Agency, established in 1989, is licensed by the Superintendent of Banks of the State of New York (the “Superintendent”) under the New York Banking Law.  The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the Federal Reserve Board.  The New York Agency is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency.  New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to capital requirements and deposit-taking activities.

          The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate.  Under the current requirement, the New York Agency is required to maintain a pledge of 1% of its total third-party liabilities, subject to a minimum of $2 million.  At December 31, 2005, the New York Agency maintained a pledge of $5 million, representing the minimum required amount.

          In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.  No special requirement has been prescribed for the New York Agency.

          The Superintendent is authorized to take possession of the business and property of a New York agency of a foreign bank whenever an event occurs that would permit the Superintendent to take possession of the business and property of a state-chartered bank.  These events include the violation of any law, unsafe business practices, an impairment of capital, and the suspension of payments of obligations.  In liquidating or dealing with an agency’s business after taking possession of the agency, the New York Banking Law provides that the claims of creditors which arose out of transactions with the agency may be granted a priority with respect to the agency’s assets over other creditors of the foreign bank.

          Federal Law.  In addition to being subject to New York State laws and regulations, the New York Agency is subject to federal regulations, primarily under the International Banking Act of 1978 (the “IBA”) and is subject to examination and supervision by the Federal Reserve.  The IBA generally extends federal banking supervision and regulation to the United States offices of foreign banks and to the foreign bank itself.  Under the IBA, the United States branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits.  At present, the New York Agency has no deposits subject to such requirements.  The New York Agency also is subject to reporting and examination requirements imposed by the Federal Reserve Board similar to those imposed on domestic banks that are members of the Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”) has amended the IBA to enhance the authority of the Federal Reserve Board to supervise the operations of foreign banks in the United States.  In particular, the FBSEA has expanded the Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

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

          The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in nonbanking activities in the United States, to the same extent as a United States bank holding company.  Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States.  Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA.  Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the Federal Reserve Board to be a “financial holding company” (“FHC”).  As of the date hereof, Bladex has not filed such declaration with the Federal Reserve Board.  At present, Bladex has one subsidiary in the United States, Bladex Holdings Inc. (“Bladex Holdings”), that is incorporated under Delaware law.  That subsidiary is not engaged in any activity, other than owning 0.001% of a Brazilian limited liability company that serves as Bladex’s Brazilian representative office.

          The USA PATRIOT Act of 2001 (the “PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significantly new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States.  Failure of a financial institution to comply with the PATRIOT Act’s requirements could have serious legal and reputational consequences for an institution.  The New York Agency is a financial institution within the meaning of the PATRIOT Act.

C.      Organizational Structure

          Banco Latinoamericano de Exportaciones, S.A. (in its individual capacity, “Bladex Panama”) has the following subsidiaries:

•	Bladex Representaçao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, and was established to operate our representative office in Brazil.
•	Bladex Holdings Inc., a wholly owned subsidiary, which was incorporated under the laws of the State of Delaware on May 30, 2000 and continues to exist thereunder.
•

Bladex Offshore Feeder Fund, which is a wholly owned subsidiary of the Bank, and was incorporated under the laws of the Cayman Islands on February 21, 2006, and in turn is the sole owner of Bladex Capital Growth Fund, which was also incorporated under the laws of the Cayman Islands on February 21, 2006.  Both are investment funds that were established to operate a proprietary fixed income desk for the Bank.

•

Bladex Asset Management, Inc. a wholly owned subsidiary of Bladex Holdings Inc., which in turn is a wholly owned subsidiary of the Bank, was incorporated under the laws of the State of Delaware on May 24, 2006. The company will serve as investment manager for Bladex Offshore Feeder Fund and Bladex Capital Growth Fund.

•

Clavex, S.A., which is a wholly owned subsidiary, was incorporated under the laws of Panama on May 18, 2006 to offer from Panama financial and technology advisory services and solutions to facilitate trade and electronic banking in Latin America.

•	Bladex Leasing Latinoamericana, S.A., which is a wholly owned subsidiary, was incorporated under the laws of Panama on May 24, 2006 to engage in the domestic and international leasing business.
•

Clavex, LLC, a wholly owned subsidiary of Bladex Holdings Inc., which in turn is a wholly owned subsidiary of the Bank, was incorporated under the laws of the State of Delaware on June 15, 2006. The new subsidiary will offer from the United States solutions for the use of digital identification to facilitate trade and electronic banking in Latin America.

          Banco Latinoamericano de Exportaciones, Limited, was a wholly owned subsidiary incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987.  This subsidiary ceased all banking business and surrendered its banking license in December 2004 and was dissolved effective December 29, 2005.

          The Bank established an agency in the State of New York, which began operations on March 27, 1989.  The New York Agency is principally engaged in providing foreign trade financing.  Since March 13, 2006, the Bank’s operations in New York City have been located at 600 Lexington Avenue, 12th Floor, New York, New York 10022.  The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, Mexico.

          At the end of 2004, the Bank received approval from the Superintendency of Banks to open a representative office in Miami, Florida, U.S.A..  The Bank has received approval from the Florida Office of Financial Regulation and, thereafter received approval from the Federal Reserve Board, to establish an office in Miami.  The Bank plans to open this representative office during the third quarter of 2006.

          The Bank commenced operations with stockholders’ equity of $25 million paid by 186 stockholders and, at December 31, 2005, had stockholders’ equity of $617 million. The Bank has three classes of common shares as follows:

•

Class A shares: Central banks or governmental financial institutions from 23 countries in the Region, own all of the Bank’s Class A shares, which at December 31, 2005 comprised 17% of the Bank’s common stock.

•	Class B shares: 125 commercial banks, mostly from the Region, own the Bank’s Class B shares, which at December 31, 2005 comprised 8% of the Bank’s common stock.
•	Class E shares: the Bank’s Class E shares are listed on the New York Stock Exchange and at December 31, 2005 comprised 75% of its common stock.

          As of December 31, 2005, the Board was comprised of three directors representing holders of the Class A common shares, five directors representing holders of the Class E common shares, and two directors representing all classes of common shares.  On January 2, 2004, the Bank’s Class B stockholders forfeited to the Class E stockholders their right to elect two directors, due to the percentage of Class B share ownership as of that date.  For additional information regarding stockholders’ voting rights see “Articles of Incorporation”.

D.      Property, Plants and Equipment

          The Bank owns its principal offices located at Calle 50 y Aquilino de La Guardia in Panama City, which was completed in 1983.  The building, with office space of 3,457 square meters, is used solely by the Bank and is located on a 2,672 square meter site.  As of the date hereof, the Bank also leases 136 square meters of office space in a nearby building.  In addition, the Bank leases the following office space:  (1) 150 square meters for its Buenos Aires Representative Office at Ave. Corrientes 617, 9 Piso, Buenos Aires, Argentina, (2) 149 square meters for Bladex Representação Ltda. at Rua Leopoldo Couto de Magalhäes Junior 110, 9º Andar, Sao Paulo, SP, Brazil, (3) 130 square meters for its Mexico City Representative Office at Ruben Dario 281, Oficina No 1203, Colonia Bosque de Chapultepec, Mexico City, Mexico; and (4) 750 square meters of office space at 600 Lexington Avenue, 12th Floor, New York, NY 10022 for its New York Agency.  See also Note 7 to Consolidated Financial Statements.

Item 5.	Operating and Financial Review and Prospects

          The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Nature of Earnings

          The Bank derives income principally from net interest income and, to a lesser extent, from fee income.  Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities.  The Bank generates fee income mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, loan origination and sales.

A.      Operating Results

          The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated.

	At and For the Year Ended December 31,

	2003	2004	2005

	(in $ thousands, except per share amounts and percentages)
Total interest income	$98,395	$76,152	$116,823
Total interest expense	(44,408)	(34,127)	(71,570)
Net interest income	53,987	42,025	45,253
Reversal of Provision for loan losses	(69,508)	(111,400)	(54,155)
Net interest income after reversal of provision for loan losses	123,495	153,425	99,408
Other income (expense):
Reversal (Provision) for losses on off-balance sheet credit risk	(10,603)	871	(15,781)
Commission income, net	7,446	5,928	5,824
Derivatives and hedging activities	(7,988)	48	2,338
Recoveries (impairment) on securities	(953)	0	10,206
Net gain on sale of securities available for sale	22,211	2,922	206
Gain on early extinguishment of debt	789	6	0
Gain (loss) on foreign currency exchange	(382)	(194)	3
Other income, net	42	77	5
Net other income	10,562	9,658	2,801
Total operating expenses	(22,561)	(21,352)	(24,691)
Income before cumulative effect of changes in accounting principles	$111,496	$141,730	$77,518
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	0	2,733
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	0	0	(150)

Net income	$111,496	$141,730	$80,101

Net income available for common stockholders	$111,130	$141,730	$80,101
Net income per share	$3.88	$3.61	$2.08
Diluted earnings per share	$3.88	$3.60	$2.06
Return on average assets	4.24%	5.83%	3.00%
Return on average stockholders’ equity	23.91%	22.75%	12.85%

Net Income

          The Bank’s net income for the last three years reflected the effect of sales, payments and prepayments of the Bank’s Argentine restructured portfolio.  The $62 million net income reduction during 2005 was driven by lower net reversals of both, credit provisions and impairment losses, which amounted to $51 million, as compared to $112 million in 2004, resulting from the $247 million reduction in the non-accruing credit portfolio in Argentina and Brazil.  Excluding the impact of the reversals of credit provisions and impairment losses, and net revenues from the non-accruing portfolio, net income for 2005 grew by 42%.

          The $30 million net income increase during 2004 was mainly driven by higher net reversals of credit provisions, which amounted to $112 million, as compared to $59 million in 2003, resulting from the collection of $168 million in payments, and prepayments of principal on its Argentine portfolio.  These higher reversals of credit provisions were partially offset by lower gains on sale of securities available for sale related to the Argentine portfolio.

Net Interest Income and Margins

          The following table sets forth information regarding net interest income, the Bank’s net interest margin (the net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated.

	For the Year Ended December 31,

	2003	2004	2005

	(in $ millions, except percentages)
Interest Income
Accruing assets	$73	$57	$108
Non-accruing assets	26	19	9

Total interest income	98	76	117
Interest expense	(44)	(34)	(72)

Net interest income	$54	$42	$45

Net interest margin	1.87%	1.65%	1.70%
Net interest spread	1.23%	0.98%	0.67%

          The $3 million increase in net interest income and the increase in net interest margin in 2005, as compared to 2004, were mainly due to the positive effect of higher market interest rates on the Bank’s interest earning assets.  This factor offset the impact of lower interest collections on the Bank’s decreasing non-accruing portfolio, which resulted in the decline in net interest spread.

          Net interest income for 2004 declined $12 million compared to 2003 primarily due to lower operating net interest income, mostly related to:

•	lower net lending spreads on the Bank’s accruing loan portfolio, resulting from the generally improved risk perception in the Bank’s markets and generally improved U.S. dollar liquidity; and
•

lower interest collections on the non-accruing credit portfolio, resulting from principal reduction in the Bank’s Argentine portfolio, as well as the reduction in the stock of non-trade credit portfolio, both of which yield a higher spread.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

          The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, and the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates.  All impaired loans are on non-accruing status, and interest on these loans is accounted for on a cash basis.  Average balances have been computed on the basis of consolidated daily average balance sheets.

	Year ended December 31,

	2003			2004			2005

Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate

	(in $ millions, except percentages)
Interest-Earning Assets
Interest-bearing deposits with banks	$401	$5	1.14%	$213	$3	1.28%	$158	$5	3.19%
Securities purchased under agreements to resell	132	3	1.96	89	2	1.92	0	0	n.a.
Loans, net	1,650	59	3.54	1,792	47	2.58	2,211	93	4.15
Impaired loans	573	24	4.15	356	19	5.16	106	9	8.10
Investment securities	125	8	6.19	92	6	6.31	181	10	5.43

Total interest-earning assets	$2,881	$98	3.37%	$2,542	$76	2.95%	$2,656	$117	4.34%

Non-interest-earning assets	$57			$61			$81
Allowance for loan losses	(325)			(179)			(79)
Other assets	14			7			9

Total Assets	$2,627			$2,432			$2,667

Interest-Bearing Liabilities
Deposits	$573	$7	1.26%	$772	$12	1.52%	$869	$30	3.36%
Short-term borrowings and placements	604	12	1.97	533	9	1.73	605	20	3.33
Medium- and long-term borrowings and placements	873	25	2.83	401	13	3.14	451	22	4.72

Total interest-bearing liabilities	$2,050	$44	2.14%	$1,707	$34	1.97%	$1,925	$72	3.67%

Non-interest bearing liabilities and other liabilities	$106			$102			$118

Total Liabilities	$2,156			$1,809			$2,044

Redeemable preferred stock[1]	6			0			0
Stockholders’ equity	465			623			623

Total Liabilities, Redeemable Preferred Stock and Stockholders’ Equity	$2,627			$2,432			$2,667

Net Interest Spread			1.23%			0.98%			0.67%
Net Interest Income and Net Interest Margin		$54	1.87%		$42	1.65%		$45	1.70%

[1]	SFAS 150, which requires inclusion of the redeemable preferred stock as part of the “other liabilities” line item, was effective as of July 1, 2003.

Changes in Net Interest Income — Volume and Rate Analysis

          Net interest income is affected by changes in volume and changes in interest rates.  Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities.  Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities.  The following table sets forth a summary of the Bank’s changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2003 compared to 2004 and 2004 compared to 2005.  Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2004 vs. 2003			2005 vs. 2004

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in $ thousands)
Increase (Decrease) in Interest Income
Interest-bearing deposits with banks	$(2,293)	$401	$(1,891)	($1,233)	$3,624	$2,391
Securities purchased under agreements to resell	(853)	(32)	(886)	(867)	(867)	(1,733)
Loans, net	4,414	(16,598)	(12,185)	14,312	31,656	45,968
Impaired loans	(10,233)	4,839	(5,394)	(16,848)	6,861	(9,987)
Investment securities	(2,078)	190	(1,888)	5,330	(1,298)	4,032
Total Increase (Decrease)	$(11,043)	$(11,201)	$(22,243)	$695	$39,977	$40,671
Increase (Decrease) in Interest Expense
Deposits	2,810	1,780	4,590	2,392	15,228	17,620
Short-term borrowings and placements	(1,333)	(1,330)	(2,662)	1,846	9,174	11,020
Medium- and long-term borrowings and placements	(14,278)	2,068	(12,210)	2,000	6,804	8,804

Total Increase (Decrease)	$(12,800)	$2,519	$(10,282)	$6,238	$31,205	$37,443

Increase (Decrease) in Net Interest Income	$1,758	$(13,720)	$(11,962)	$(5,544)	$8,771	$3,228

Reversal of Provision for Loan Losses

          The Bank’s $54 million reversal of provision for loan losses during 2005 was mainly due to the net effect of:

•	a $61 million reversal related to the decrease in restructured loans, reflecting payments and prepayments during the year;
•	a $3 million reversal due to recoveries from loans charged-off in previous years;
•	$16 million in generic provision charges, due to increased loan exposure; and
•	a $6 million reversal due to the change in the credit loss reserve methodology during 2005.

          The $111 million provision reversal during 2004 was mainly due to provision reversals related to Argentina, including:

•	$92 million in payments and prepayments on restructured loans,
•	$6 million in loan recoveries, and
•	$6 million in sales of loans.

          In addition, during 2004, the Bank decreased $8 million in generic reserves assigned to certain countries mainly due to improved risk levels, and reversed $2 million in specific reserves related to a non-accruing loan in Brazil due to payments received.  These reversals were partially offset by a $4 million increase in specific reserves assigned to a loan in Brazil placed on non-accrual status during the fourth quarter of 2004.

          Of the reversal amount for 2003, $63 million resulted from the sale of impaired loans of six Argentine borrowers during the year. The $7 million balance related to a $15 million reduction in allowances for loan losses mostly related to Brazil, as a result of that country’s improved economic situation, and an $8 million net increase in specific allowances for loan losses allocated to Argentine borrowers.

Commission Income

          We generate commission income primarily from originating letters of credit confirmation, guarantees, country risk coverage, and loans.  The following table shows the components of the Bank’s commission income for the periods indicated.

	For the Year Ended December 31,

	2003	2004	2005

		(in $ thousands)
Letters of credit	$4,242	$3,894	$3,396
Guarantees:
Other guarantees	936	462	945
Country risk coverage business	1,251	1,078	1,066
Loans and other	1,460	603	464

Total Commission Income	$7,889	$6,037	$5,872

          The decline of $165 thousand in commission income for 2005, compared to 2004, resulted mainly from lower pricing in the letter of credit business.

          The decline of $2 million in commission income for 2004, compared to 2003, resulted mainly from a decline in loans and other commission income related to the Bank’s decision to reduce loan commitments not related to foreign trade transactions; and a decrease in the average volume of letters of credit and guarantees.

Reversal (provision) for Losses on Off-Balance Sheet Credit Risk

          The $16 million provision for losses on off-balance sheet credit risk in 2005 was mainly related to the effect of a change in the credit loss reserve methodology during 2005.  The $1 million reversal during 2004 was mainly due to exposure reductions in certain countries.

Derivatives and Hedging Activities

          During 2005, the Bank recorded income of $2 million mostly related to the unwinding of interest rate swaps associated with the sale of securities available for sale.  During 2004, the Bank did not enter into new foreign exchange forward contracts or interest rate swaps transactions.  The $8 million loss during 2003 was mostly related to the Bank’s decision to unwind interest rate swaps associated with certain high yield fixed-rate securities.

Impairment Loss on Securities

          During 2005, the Bank collected Argentine impaired securities for $11 million which had been written-off and charged to earnings in prior years.  Also, during the year, an impaired security with a net carrying value of $469 thousand was written-off and charged to earnings.  During 2004, the Bank did not identify any impairment loss on securities.  During 2003, impairment losses on securities amounted to $1 million.

Gain on the Sale of Securities Available for Sale

          From time to time, the Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity.  These debt instruments are classified as securities available for sale and are included as part of the Bank’s credit portfolio.  During 2005, 2004 and 2003, the Bank had gains on the sale of securities available for sale for $206 thousand, $3 million and $22 million, respectively, mostly related to the sale of impaired Argentine securities.

Operating Expenses

          The following table shows a breakdown of the components of total operating expenses for the periods indicated.

	For the Year Ended December 31,

	2003	2004	2005

	(in $ thousands)
Salaries and other employee expenses	$11,390	$10,335	$13,073
Depreciation	1,512	1,298	869
Professional services	3,147	2,572	3,281
Maintenance and repairs	1,166	1,207	1,172
Other operating expenses	5,346	5,941	6,295

Total Operating Expenses	$22,561	$21,352	$24,691

          The $3 million, or 16%, increase in operating expenses for 2005 compared to 2004, was mostly due to increased expenses associated with the strengthening of the Bank’s sales team, the adoption of FAS 123R related stock-based compensation expense, and legal and consulting fees related to new product development and business initiatives.

          The $1 million, or 5%, decline in operating expenses for 2004 compared to 2003, was mostly due to lower salaries and other employee expenses related to lower severance costs, restructuring reserves and performance bonuses, which were partially offset by higher insurance premiums, expenses related to new product development and branding, and increased business promotion efforts.

Changes in Financial Condition

          The following table summarizes components on the Bank’s balance sheet at December 31 of each year:

	2003	2004	2005

	(in $ thousands)
Assets
Cash and due from banks	$868	$687	$687
Interest-bearing deposits with banks	253,946	154,099	229,200
Securities purchased under agreements to resell	132,022	0	0
Investment securities	77,793	192,856	208,570
Loans	2,275,031	2,441,686	2,610,019
Less:
Allowance for loan losses	(224,347)	(106,352)	(39,448)
Unearned income and deferred loan fees	(7,226)	(7,013)	(5,577)

Loans, net	2,043,458	2,328,321	2,564,994
Customers’ liabilities under acceptances	29,006	32,530	110,621
Premises and equipment, net	4,119	3,508	3,253
Accrued interest receivable	10,931	15,448	30,254
Derivative financial instruments-assets	2,256	0	357
Other assets	6,214	5,491	11,295

Total Assets	$2,560,612	$2,732,940	$3,159,231

Liabilities and Stockholders’ Equity
Deposits	702,955	864,160	1,046,618
Short-term borrowings	687,214	704,718	760,699
Medium and long-term borrowings and placements	485,516	403,621	533,860
Acceptances outstanding	29,006	32,530	110,621
Accrued interest payable	5,432	6,477	14,736
Derivative financial instruments-liabilities	13,021	0	297
Reserve for losses on off-balance sheet credit risk	33,973	33,101	52,086
Redeemable preferred stock[1]	10,946	7,860	5,149
Other liabilities	8,220	24,342	18,383

Total Liabilities	$1,976,283	$2,076,810	$2,542,449

Stockholders’ Equity
Common stock, no par value	279,978	279,978	279,979
Capital surplus	133,786	133,785	134,340
Capital reserves	95,210	95,210	95,210
Retained earnings	150,789	233,701	212,916
Treasury stock	(85,310)	(92,627)	(106,282)
Accumulated other comprehensive income (loss)	9,876	6,082	620

Total Stockholders’ Equity	$584,329	$656,130	$616,782

Total Liabilities and Stockholders’ Equity	$2,560,612	$2,732,940	$3,159,231

[1]	SFAS 150 which required the inclusion of redeemable preferred stock as part of the “other liability” line item was effective as of July 1, 2003.

Loans

          The $168 million increase in loans during 2005 was mainly attributable to the increase in the Bank’s non-trade lending, which offset the reduction in the Bank’s non-accruing portfolio.

          The $167 million increase in loans during 2004 was mainly attributable to growth of the Bank’s trade finance loan portfolio, which offset the decline in the Bank’s non-accruing loans and the stock of non-trade medium-term loan portfolio.

Allowance for Loan Losses

          During 2005, the allowance for loan losses decreased by $67 million to $39 million, primarily as a result of $48 million reversals of provision for loan losses mostly related to payments and pre-payments of non-accrual loans, the $12 million effect of a change in the credit loss reserve methodology, a $3 million recovery mostly related to a previously charged-off loan to a Mexican corporation, and $9 million in charge-offs related to the sale of an Argentine non-accruing loan and a loan to a Brazilian bank that ceased operations.

          During 2004, the allowance for loan losses decreased by $118 million to $106 million, primarily as a result of reversal of provisions related to scheduled payments and pre-payments of Argentine restructured loans, as well as Argentine loan sales and recoveries.  In addition, the Bank decreased generic reserves assigned to certain countries due to improved risk perception as reflected in country credit ratings (primarily Brazil) and due to the reduction of credit exposure in some countries in the Region, such as the Dominican Republic, Venezuela and Nicaragua.

Critical Accounting Policies

General

          The Bank prepares its Consolidated Financial Statements in conformity with U.S. GAAP.  As such, the Bank is required to use methods, make estimates, judgments and assumptions in applying its accounting policies that have a significant impact on the results it reports in its Consolidated Financial Statements.  Some of the Bank’s accounting policies require management to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  The Bank’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the estimates.

          The Bank’s most critical accounting estimates include the assessment of allowance for credit losses, impairments on the value of securities that are “other than temporary”, and the fair value of financial instruments.  For information regarding the Bank’s most critical accounting policies see Note 2, Note 6 and Note 19 to the Consolidated Financial Statements.

B.     Liquidity and Capital Resources

Liquidity

          Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.  The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks.  These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day.  At December 31, 2005, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $28 million, representing 2.7% of the Bank’s total deposits.  In addition, the Bank had approximately $40 million to $45 million of time deposits maturing daily.  The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2005, were $225 million (representing 21% of total deposits), and by daily maturities of approximately $134 million to $186 million in the Bank’s loan portfolio.

          The Bank’s overall objective is to have a minimum of 50% of its liquidity position represented by demand, call accounts and time deposits with maturities of less than one week, invested in overnight deposits, with the balance invested in short-term time deposits with maturities of up to six months in the inter-bank market.  Inter-bank deposits are placed with reputable international banks that have A1, P1, or F1 ratings by two of the major rating agencies, and are located outside of the Region.  These banks must have a correspondent relationship with the Bank and be approved by the Board on an annual basis.  In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, such as Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to 180 days.  These instruments must be of investment grade quality (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market.

          The primary objectives for the investment of the Bank’s liquidity funds are security and convertibility and the secondary objective is yield.  The Bank reviews and monitors its liquidity position on a daily basis.

          The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area:

	At December 31,

	2003	2004	2005

	(in $ millions)
Europe	$206	$104	$189
United States	36	1	1
Other O.E.C.D.	10	45	35

Total	$253	$151	$225

          While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio.  At December 31, 2005, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 95 days.

          At December 31, 2005, the Bank’s cumulative maturity gap for the subsequent twelve-month period was positive.  This means that the Bank has sufficient asset maturities in the next twelve months to cover the maturity of its liabilities.

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

	At December 31,

	2003	2004	2005

	(in percentages)
Inter-bank deposits	35.6%	41.6%	41.2%
Short- and medium-term borrowings and placements	59.3%	53.3%	50.9%
Other liabilities.	5.1%	5.1%	7.9%

Total liabilities	100.0%	100.0%	100.0%

          Short- and medium-term borrowings and placements are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions.  See “Asset/Liability Management.”

Deposits

          The Bank obtains deposits principally from central and commercial banks in the Region.  At December 31, 2005, approximately 46% of the deposits held by the Bank were deposits made by central banks of countries in the Region.  Many of these banks deposit a portion of their dollar reserves with the Bank.  The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2005 and 2004 was 39 days.  The bulk of the Bank’s remaining deposits is obtained primarily from commercial banks located in the Region.  At December 31, 2005, 100% of the Bank’s deposits are scheduled to mature within 12 months.  At December 31, 2005, deposits from the Bank’s five largest depositors, of which two were central banks in the Region, represented 59% of the Bank’s total deposits.

          The principal components of the Bank’s customer deposits are demand and time deposits.  The following table analyzes the Bank’s deposits by country at December 31 of each year:

	2003	2004	2005

	(in $ millions)
Argentina	$111	$75	$75
Barbados	5	2	10
Brazil	328	365	424
Chile	3	5	0
Colombia	23	32	44
Costa Rica	49	46	2
Dominican Republic	22	28	22
Ecuador	1	75	182
El Salvador	22	27	32
France	9	0	0
Germany	0	45	0
Haiti	2	2	2
Honduras	0	20	10
Hungary	0	0	0
Italy	5	9	0
Jamaica	2	2	2
Mexico	55	90	128
The Netherlands	0	0	17
Nicaragua	0	0	0
Panama	11	13	15
Paraguay	0	3	0
Peru	1	0	5
Spain	20	0	0
Trinidad and Tobago	10	10	11
Venezuela	23	14	65

Total	$703	$864	$1,047

          Management believes that the 21% and 23% increase in deposits during 2005 and 2004, respectively, reflects the market’s positive perception of Bladex and its investment grade credit risk ratings.

Short-Term Borrowings and Placements

          The Bank’s short-term borrowings consist of borrowings from banks and have maturities of up to 365 days.  These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately 55 European and North American banks provide these short-term borrowings from banks.

          The average term remaining to maturity of short-term borrowings at December 31, 2005 was approximately 206 days. See Note 9 to the Consolidated Financial Statements.

          The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings at the dates and during the periods indicated.

	At and for the Year Ended December 31,

	2003	2004	2005

	(in $ millions, except percentages)
Maximum amount outstanding at any month-end	$704	$705	$761
Amount outstanding at year-end	$687	$705	$761
Average amount outstanding	$602	$533	$601
Weighted average interest rate on average amount outstanding	1.93%	1.74%	3.39%
Weighted average interest rate on amount outstanding at year end	1.50%	2.83%	4.73%

Medium- and Long-Term Borrowings and Placements

          Medium and long-term, borrowings and placements increased by $130 million during 2005 mostly due to a three-year revolving syndicated loan facility for $235 million which was oversubscribed, and several bilateral borrowings from international banks, with maturities of two and three years, and borrowings in the capital markets of up to five years.  Medium and long-term obligations declined $82 million in 2004 mostly due to the reduction on the medium-term loan portfolio and low demand in debt markets for Latin American paper. The interest rates on most medium and long-term borrowings are adjusted semi-annually using six-month LIBOR plus a credit spread (which is based on several factors, including credit ratings, risk perception, and the maturity period).  The Bank uses these funds to finance its medium-term loan portfolio.  The average term remaining to maturity of the Bank’s medium and long-term debt is 2.1 years.

          The Bank’s Euro Medium Term Note Program, or, EMTN Program, has a maximum limit of $2.3 billion.  Notes issued under the EMTN Program are placed in Asia, Europe and North America, in either the Euro or Regulation S or 144A markets, and are general obligations of the Bank.  The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various currencies.  The sale of notes issued under the EMTN Program is generally made through one or more authorized financial institutions.  The Bank has not actively used the EMTN Program in the past three years, since demand from our clients for medium term funding did not reach the expected levels.   As of December 31, 2005, the total amount outstanding under this program with medium-term maturities was $44 million.  The interest rate on all currently outstanding floating rate notes issued under the EMTN Program is adjusted quarterly or semi-annually using the applicable LIBOR rate.   As part of its interest rate and currency risk management, the Bank has from time to time, entered into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program.  See Note 10 to the Consolidated Financial Statements and “Quantitative and Qualitative Disclosure About Market Risk.”

Dividends

          In 2004, the Bank’s Board re-instituted a policy of quarterly cash dividends on the Bank’s common stock, and, from time to time has declared special dividends to its stockholders. During 2005, the Bank paid $23 million in quarterly dividends and $78 million in special dividend.  Dividends are declared at the Bank Board’s discretion.  For additional information, please see “Financial Information – Dividends”.

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

          The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2005:

	Amount	Weighted Average Cost

	(in $ millions)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$129	4.5%
Due in 31 to 90 days	8	4.2%
Due in 91 to 180 days	120	4.7%
Due in 181 to 365 days	434	4.9%

Total	$761	4.7%
Medium and long-term borrowings at fixed interest rate
Due in 1 through 4 years	40	4.3%

Total	$40	4.3%
Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$30	5.1%
Due in 181 to 365 days	34	5.0%
Due in 1 through 4 years	385	4.6%

Total	$450	4.6%
Medium & long-term floating rate placements
Due in 0 to 30 days	$9	5.1%
Due in 91 to 180 days	10	5.4%
Due in 1 through 5 years	25	4.9%

Total	$44	5.1%

Asset/Liability Management

          The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes.  The Bank controls interest rate risk through systematic monitoring of maturity mismatches.  The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds.

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

Interest Rate Sensitivity

          The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2005.  The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect of positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive

	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$0.7	$0.0	$0.0	$0.0	$0.0	$0.0	$0.7
Interest-bearing deposits with banks	229.2	224.2	5.0	0.0	0.0	0.0	0.0
Investment securities	208.6	18.6	37.6	65.6	20.0	66.8	0.0
Loans, net	2,565.0	658.6	981.5	696.1	273.8	0.0	(45.0)

Total interest-earning assets	3,003.5	901.4	1,024.1	761.7	293.8	66.8	(44.3)
Non-interest earning assets	144.5	0.0	0.0	0.0	0.0	0.0	144.5
Other assets	11.3	0.0	0.0	0.0	0.0	0.0	11.3

Total assets	$3,159.2	$901.4	$1,024.1	$761.7	$293.8	$66.8	111.4

Interest-bearing liabilities
Deposits
Demand	$28.4	$28.4	$0.0	$0.0	$0.0	$0.0	$0.0
Time	1,018.2	575.4	361.1	81.8	0.0	0.0	0.0
Short-term borrowings and placements	760.7	128.6	77.5	120.4	434.2	0.0	0.0
Medium- and long-term borrowings and placements	533.9	36.0	258.0	159.8	40.0	40.0	0.0

Total interest-bearing liabilities	2,341.2	768.3	696.6	362.0	474.2	40.0	0.0
Non-interest-bearing liabilities	201.3	0.0	0.0	0.0	0.0	0.0	201.3

Total liabilities	2,542.4	768.3	696.6	362.0	474.2	40.0	201.3
Stockholders’ equity	616.8	0.0	0.0	0.0	0.0	0.0	616.8

Total liabilities and stockholders’ equity	$3,159.2	$768.3	$696.6	$362.0	$474.2	$40.0	$818.1

Interest rate sensitivity gap		133.0	327.5	399.7	(180.4)	26.8	(706.6)
Cumulative interest rate sensitivity gap		133.0	460.5	860.2	679.8	706.6
Cumulative gap as a% of total interest-earning assets		4.4%	15.3%	28.6%	22.6%	23.5%

          The Bank’s interest rate risk arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets.  As a result, there is a potential adverse impact on the Bank’s net interest income that might result from interest rate increases.

          The Bank’s interest rate risk is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities.  The Bank’s policy with respect to interest rate gaps also provides that the Bank is to match fund interest-earning assets over 365 days, depending on its interest rate basis.  If it is floating rate, it is to be match funded at a 50% minimum, and if it is fixed rate, it is to be match funded at an 85% minimum.  The Bank’s policy with respect to interest rate gaps also provides that the Bank match fund interest-earning assets over 365 days.  The Bank also has used interest rate swaps on a limited basis as part of its interest rate risk management.  Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments or vice versa.  At December 31, 2005, the Bank had interest rate swaps for a notional amount of $115 million.

Stockholders’ Equity

          The following table presents information concerning the Bank’s capital position at the dates indicated.

	At December 31,

	2003	2004	2005

	(in $ thousands)
Common stock	279,978	279,978	279,978
Capital surplus	133,786	133,785	134,340
Capital reserves	95,210	95,210	95,210
Retained earnings	150, 789	233,701	212,916
Treasury stock	(85,310)	(92,627)	(106,282)
Other comprehensive income	9,876	6,082	619

Total stockholders’ equity	$584,329	$656,130	$616,782

          In view of the impact of the Argentine crisis on the Bank, Bladex developed a recapitalization plan, which was implemented during 2003.  On June 27, 2003, the Bank completed the recapitalization process, raising $147 million at $6.68 per share, solely through a rights offering to existing common stockholders for the purchase of common stock.  Following the recapitalization, the Bank’s shareholding composition was 16% Class A shares, 10% Class B shares, and 74% Class E shares representing a total of 39 million shares.

          The net increase in stockholders’ equity during 2004 was mainly due to the following factors:

•	Dividends paid to common stockholders for $59 million in 2004;
•	The repurchase of $8 million Class E shares during 2004 pursuant to the Bank’s stock repurchase program; and
•	Net income of $142 million.

          The net decrease in stockholders’ equity during 2005 was mainly due to the following factors:

•	Dividends paid to common stockholders for $101 million in 2005;
•	The repurchase of $14 million Class E shares during 2005 pursuant to the Bank’s stock repurchase program; and
•	Net income for $80 million.

          At December 31, 2005, the Bank had repurchased $21 million in Class E shares pursuant to the Bank’s $50 million stock repurchase program, which was commenced in August 2004.  See “Dividends” and “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

          Capital reserves are established by the Bank from retained earnings and are a form of retained earnings according to Panamanian banking regulations.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves, for example to pay dividends, require approval of the Board of the Bank and Panamanian banking authorities.  Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.

          At December 31, 2005, the capital ratio of total stockholders’ equity to total assets was 19.5%.  Although the Bank is not subject to the capital adequacy requirements of the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), if the Federal Reserve Board’s fully phased-in risk-based capital guidelines applied to the Bank, the Bank’s ratios would have exceeded all applicable capital adequacy requirements.  At December 31, 2005, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 33.7% and 35.0%, respectively.  The Banking Law (as defined under “Information on the Company—Business Overview—Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law).  At December 31, 2005, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 21.0%.  See “Information on the Company—Business Overview—Regulation—Panamanian Law.”

C.      Research and Development, Patents and Licenses, etc.

          Not applicable.

D.      Trend Information

          The following are the most important trends, uncertainties and events that are reasonably likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•

The effect that changes in global economic conditions including oil and other commodities prices, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region.

•	The effect that an economic slowdown or political events in large Latin American countries may have on the Bank’s asset quality, results of operations and growth prospects.
•

Continued improvement in risk perception in the Bank’s markets, increased competition and U.S. dollar liquidity could further pressure spreads over LIBOR on the Bank’s accruing portfolio, which in turn, could reduce the Bank’s net interest spreads.

•	A downturn in the capital markets or a downturn in investor confidence.

          In addition, see “Key Information - Risk Factors” for a discussion of the risks the Bank faces, which could affect the business, results of operations or financial condition.

E.      Off-Balance Sheet Arrangements

          In the ordinary course of business, to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet.  At December 31, 2005, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk) reimbursement undertakings and credit commitments (including other commitments and unused commitments).  See Note 16 to the Consolidated Financial Statements.  These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation from them or itself become entitled to an asset. A reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting loss recorded in the income statement. The amount recognized on the balance sheet does not represent the full potential loss inherent in such arrangements.

          For 2005, commission income from off-balance sheet arrangements amounted to $6 million. For additional information see “Results of Operations – Commission Income”.  The Bank’s credit policy establishes the recognition of a reserve for estimated losses on off-balance sheet credit risk with the resulting charge to the income statement.  During 2005 and 2004, the amounts provisioned in this reserve were $16 million and $(1) million, respectively.

          During November 2003, the Bank made a commitment to invest $5 million in an equity investment fund, whose main objective is to invest in the Mexican export industry and its supply chain.  At December 31, 2005 and 2004, the total investment was $3 million and $1 million, respectively.

          No obligations have arisen from variable interest entities as defined in FIN 46.

          The Bank has entered into agreements that contain indemnification provisions, such as indemnification agreements with its executive officers and directors, and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances including liabilities or related losses arising under the Securities Act and the Exchange Act.

F.     Contractual Obligations and Commercial Commitments

          The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2005.

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(in $ millions)
Medium and long-term debt obligations[1]	$534	$84	$425	$25	$0
Short-term debt obligations	761	761	0	0	0
Service agreements	11	6	1	1	3
Leasehold obligations	3	1	0	2	0

Total contractual obligations	$1,309	$852	$426	$28	$3

	Amount of Commitment Expiration by Period

Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(in $ millions)
Letters of credit	$156	$127	$29	$0	$0
Stand-by letters of credit	223	222	1	0	0
Guarantees	166	36	10	120	0
Reimbursements undertaking	1	1	0	0	0
Other commercial commitments	138	26	54	55	3[2]

Total Commercial Commitments	$684	$412	$94	$175	$3

[1]	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
[2]	This amount is without maturity.

Purchase Agreements

          The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and mainly related to the implementation during 2005 and 2006, of a new technology platform and telecommunications services.   The terms of these agreements are up to 8 years and some of these agreements can be re-negotiated for annual or semi-annual price adjustments, after the fifth year.  These agreements also include maintenance and license payments, starting from 2007.  During 2005 amounts paid under these agreements are $2 million.  See Note 16 to the Consolidated Financial Statements.

Item 6.	Directors, Senior Management and Employees

A.      Directors and Senior Management

          Directors

          The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Age

CLASS A
Guillermo Güémez García Deputy Governor Banco de Mexico, Mexico	Mexico	Director	2008	65
Santiago Perdomo Maldonado President Red Multibanca Colpatria, Colombia	Colombia	Director	2008	48
Maria da Graça França Director – Internal Control Banco do Brasil, Brazil	Brazil	Director	2007	57
CLASS E
Mario Covo Chief Executive Officer Finaccess International, Inc., U.S.A.	U.S.A	Director	2008	48
Herminio Blanco Chief Executive Officer Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2007	55
William Hayes President Wellstone Global Finance, LLC, U.S.A.	U.S.A.	Director	2007	62
Alexandre Lodygensky Jr Director Comexport, Brazil	Brazil	Director	2007	50
Will C. Wood Principal Kentwood Associates, U.S.A.	U.S.A.	Director	2009	66
ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors	2009	57
Jaime Rivera Chief Executive Officer Bladex, Panama	Guatemala	Director	2009	53

          Guillermo Güémez García has served as a director of the Bank since 1997.  Mr. Güémez has served as Deputy Governor of Banco de Mexico since 1995 and served as Vice Chairman and President of the Executive Committee in Grupo Azucarero Mexico of Grupo de Embotelladoras Unidas, S. A. de C. V. from 1993 to 1994.  He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement, or NAFTA, in the capacity of Executive Director from 1991 to 1993.  He was employed by Banco Nacional de Mexico in various capacities from 1974 to 1990, including holding the position of Executive Vice President for International Products from 1986 to 1990.  Mr. Güémez was the founder and served as President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990.  He has held the positions of Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, as well as International Operations from 1984 for Banco Nacional de Mexico.  He was a representative in London and set up the Banco Nacional de Mexico’s branch in London from 1979 to 1981 and was the Manager for Foreign Currency Funding and International Credits from 1974 to 1978.  Mr. Güémez was employed by the Bank of America in Mexico, as an Assistant Representative in 1973, and from 1964 to 1972 he worked in the construction and cement industry.

          Santiago Perdomo Maldonado has served as a director of the Bank since 2003.  Mr. Perdomo has served as President of Banco Colpatria – Red Multibanca Colpatria, in Colombia, since May 1999.  Mr. Perdomo has been employed by Banco Colpatria in various capacities since 1994, including: as Executive Vice President from November 1998 to April 1999, as President from September 1994 to October 1998, and as Executive Vice President of Corporación Colpatria from February 1994 to August 1994.  Previously, he was Manager of Corredora Bursatil from March 1993 to January 1994.  Mr. Perdomo has also served as Manager of Colpatria Sociedad Administradora from September 1991 to February 1993, and as Manager of Corporate Banking from July 1981 to August 1991.

          Maria da Graça França has served as a director of the Bank since 2004.  Ms. França has served as Director of Internal Control of Banco do Brasil, in Brasilia, Brazil since 2006.  Ms. França has been employed by Banco do Brasil in various capacities since 1971, holding the positions of Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America, based in Argentina in 2002, General Manager of Banco do Brasil Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil Miami Branch from 1993 to 1999, General Manager of the Department responsible for Banco do Brasil foreign network from 1992 to 1993, Deputy General Manager in charge of the foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager at the foreign exchange internal controls from 1984 to 1987 and Foreign Exchange Department from 1971 to 1984.

          Mario Covo has served as a director of the Bank since 1999.  Mr. Covo is a founding partner of Finaccess International Inc., New York, and has served as the Chairman and Chief Executive Officer of the company since 1999.  Mr. Covo is also one of the founders of Columbus Advisors and the Columbus Group where he worked from 1995 to 1999.  Mr. Covo was employed by Merrill Lynch, as Head of Emerging Markets-Capital Markets, from 1989 to 1995.  Previously, he was employed by Bankers Trust Company as Vice President in the Latin American Merchant Banking Group from 1985 to 1989, focusing on corporate finance and debt-for-equity swaps.  Prior to that Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

          Herminio A. Blanco has served as a director of the Bank since 2004.  Mr. Blanco has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, since 2002, as a business consultant to some of the leading corporations in the world, as an advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, and as a member of the International Advisory Committee of Mitsubishi Corporation and member of the Trilateral Commission since 2000.  Mr. Blanco was Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000.  He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990.  From 1990 to 1993, Mr. Blanco was Mexico’s Chief Negotiator of the NAFTA.  He was one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988.  Mr. Blanco was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985.  He was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

          William Dick Hayes has served as a director of the Bank since 2004.  Mr. Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and as a Charter Member of the Board of Directors and Investment Committee of WestLB-Tricom Forfaiting Fund Limited, Bermudas since 1999.  He worked for West Merchant Bank Limited, London (formerly Standard Chartered Merchant Bank and Chartered WestLB), in various capacities from 1987 to 1999.  Mr. Hayes worked for Libra Bank Limited, New York Agency as Senior Vice President-Trading from 1986 to 1987.  He was Principal of W.D. Hayes and Associated, California from 1984 to 1986.  He worked for Wells Fargo Bank, N.A., San Francisco, California, from 1969 to 1984 in various capacities.

          Alexandre Lodygensky Jr. has served as a director of the Bank since 2004.  Mr. Lodygensky has served as Director of Comexport, in Sao Paulo, Brazil, since 2004.  Mr. Lodygensky held the position of Chief Executive Officer of Rutherford Trading Co. from 2002 to 2004. From 1998 to 2002, he worked as a Regional Commercial Director for HSBC in Brazil, leading the commercial area for two of the largest regional operations: Central region, based in the city of Belo Horizonte, and later the Southeast region, based in the city of São Paulo. Before joining HSBC, Mr. Lodygensky worked as a Commercial Director for Banco Excel-Econômico starting in 1993. From 1986 to 1993, he worked as a General Manager and later as head of International Trade Finance for Banco Francês e Brasileiro S.A, a subsidiary of Crédit Lyonnais. From 1984 to 1986, he worked for Banorte in the position of General Finance Manager, responsible for the Treasury and the Financial Planning and Control Department. Before joining Banorte, from 1981 to 1984, Mr. Lodygensky worked as a Trainee and then as a Finance Manager for Banco ValBrás and one of its successors, Digibanco Comercial S.A, a joint venture of CCF-Crédit Commercial de France and Sharp Brasil.

          Will C. Wood has served as a director of the Bank since 1999.  Mr. Wood also has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993.  Mr. Wood was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989.  While at Wells Fargo, he was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company.

Mr. Wood was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986.  He worked for Citibank in La Paz, Bolivia, Lima, Peru, Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in 1964 in New York.

          Gonzalo Menéndez Duque has served as a director of the Bank since 1990.  Mr. Menéndez Duque is a senior director of the Luksic companies in Chile, and serves as a director of the following Luksic group holding companies:  Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985.  In addition, he serves as President of the following Luksic group companies:  Banchile Administradora General de Fondos since 2002, and Inversiones Vita since 2000.  Previously, Mr. Menéndez Duque served as a director and President of several companies related to Grupo Lucksic since 1985, including:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, and Antofagasta Group.

Senior Management

          The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held withThe Bank	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	53
Rubens V. Amaral Jr.	Chief Commercial Officer and General Manager of the Bank’s New York Agency	Brazil	47
Ernesto A. Bruggia	Chief Operations Officer	Argentina	50
Miguel Moreno	Senior Vice President, Controller	Colombia	53
Gregory Testerman	Senior Vice President, Treasurer	U.S.A.	43
Carlos Yap S.	Senior Vice President, Chief Financial Officer	Panama	50
Ana Maria de Arias	Senior Vice President, Human Resources and Corporate Operations	Panama	42
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	46

          Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer of the institution.  Mr. Rivera joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera was employed by Bank of America Corporation in various capacities since 1978, including:  Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.  Mr. Rivera is a member of the International Advisory Committee (IAC) to the New York Stock Exchange Board of Directors.

          Rubens V. Amaral Jr. became Chief Commercial Officer of the Bank in March 2004.  He worked for Banco do Brasil, New York Branch as General Manager and Managing Director for North America since 2000.  Mr. Amaral was employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division - Head Office, from 1989 to 1993.  Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

          Ernesto A. Bruggia became Chief Operations Officer of the Bank in July 2004.  Mr. Bruggia served as Chief Executive Officer of Banco de la Provincia de Buenos Aires (“BPBA”) from 1999 to 2004, and as Chief Executive Officer of Grupo BAPRO (holding company of BPBA) from 1998 to 2004.  Mr. Bruggia was employed by BPBA in various capacities since 1976, including: as Assistant General Manager from 1993 to 1999, as Finance and International Relations Manager from 1992 to 1993, as International Operations Manager from 1990 to 1992, as Deputy Manager in charge of International Operations from 1989 to 1990, as Deputy Manager in charge of the International Division in 1985 and as Chief of International Audit in 1983.  Mr. Bruggia began his career with BPBA in 1976 in its Stock Exchange Department.

          Miguel Moreno has served as Senior Vice President and Controller of the Bank since September 2001.  He was a Partner and Information Technology Consulting Manager for Price Waterhouse, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogotá, Colombia, from 1982 to 1987.  He was Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, as Chief of the Organization and Systems Office, Colombia from 1977 to 1981, and worked for the Finance and Public Credit Ministry of Colombia as Advisor to the Minister from 1976 to 1977.

          Gregory Testerman has served as Senior Vice President and Treasurer of the Bank since January 2005.  Mr. Testerman worked for Banco Santander Central Hispano, S.A. from 1986 to 2003 in various capacities, including: as General Manager, Miami Agency, from 1999 to 2003, as General Manager, Tokyo Branch, as Country Manager in Japan from 1995 to 1999, as Vice President, Head of Financial Control, Benelux & Asia Pacific, from 1991 to 1995, as Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, as Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and as Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

          Carlos Yap S. has served as Senior Vice President and Chief Financial Officer, of the Bank since July 2002.  Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002.  Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993.  Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

          Ana Maria de Arias has served as Senior Vice President of Human Resources and Corporate Operations of the Bank since June 2004.  Prior to her employment by the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama, from 2000 to 2004, and as Assistant Vice President of Human Resources, from 1999 to 2000.  She was employed by the Panama Canal Commission, Panama, in various capacities from 1990 to 1999.

          Miguel A. Kerbes has served as Senior Vice President and Chief Risk Officer, of the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002.  He was the Assistant Credit Director for the Southern Cone Area of Banco Santander-Chile from 1995 to 2000.  Mr. Kerbes also served as the Head of Credit Division at Banco Boston, Chile, from 1992 to 1995, and was employed by ING Bank in various capacities from 1982 to 1992.

B.      Compensation

Cash Compensation

Executive Officers

          The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2005 to the executive officers of the Bank as a group for services in all capacities was $2,633,036.  During the fiscal year ended December 31, 2005, the Bank accrued, and in February 2006, paid performance-based bonuses to the Bank’s executive officers in the aggregate amount of $847,000.  At December 31, 2005, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $554,276.

          The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2005, 2004, and 2003, the Bank charged to salaries expense $165,188, $178,626, $139,934, respectively, with respect to this plan.  As of December 31, 2005 and 2004, the accumulated liability payable under this contribution plan amounted to $483,839 and $356,369, respectively.

2005 CEO Compensation

          The 2005 compensation of the Bank’s chief executive officer included a base salary of $300,000, a performance-based cash bonus of $235,000, a performance-based indexed stock option grant with a value of $231,000, a retirement plan that included a contribution from the Bank of $35,292 during 2005, and executive perquisites for $11,660.  In addition, the CEO has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

          The Board revised the compensation of the directors on July 19, 2003. As part of the revised compensation plan each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for services as a director and an additional amount of $1,500 for each meeting of the Board and each meeting of stockholders attended, and $1,000 for each Board Committee meeting attended.  The Chairman of the Board is eligible to receive an additional 50% of the compensation that other directors are eligible to receive.  The Chairman of each Committee of the Board is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2005 to the directors of the Bank as a group for their services as directors was $679,250.

Share Compensation and Ownership

Share Compensation

          During 1995 and 1999, the Board approved two stock option plans for employees (the “1995 and 1999 Stock Option Plans”).  On July 19, 2003, the Board decided to discontinue these plans and consequently, no additional options were granted.  As of December 31, 2005, 62,766 Class E shares had been purchased through the exercise of stock options granted under the 1995 and 1999 Stock Option Plans.

          For additional information regarding the 1995 and 1999 Stock Option Plans, see Note 14 to the Consolidated Financial Statements.

          In 1999, the Board approved the adoption of two employee stock programs, the Deferred Equity Unit Plan (the “DEU Plan”) and the Deferred Compensation Plan (the “DC Plan”).  Each of these plans were implemented in the year 2001 and subsequently terminated in July 2003.  While awards are no longer being granted under these plans, as of December 31, 2005, an aggregate number of 122 and 27,953 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, had been granted to eligible employees of the Bank and were outstanding under the DEU Plan and the DC Plan, respectively.  For additional information regarding Deferred Equity and Deferred Compensation Plans, see Note 14 to the Consolidated Financial Statements.

          In 2000, the Board adopted a stock option plan (the “Board Plan”) for the non-employee directors of the Bank, which, was subsequently terminated in 2003.  As of December 31, 2005, stock options with respect to 2,584 Class E shares had been granted by the Board under the Board Plan at an exercise price of $32.88 per Class E share.  On February 2006, all of the stock options granted by the Board under the Board Plan expired, and none of the stock options granted were exercised.  For additional information regarding the Board Plan, see Note 14 to the Consolidated Financial Statements.

          On April 13, 2004, the Board approved an indexed stock option plan (the “Indexed Stock Option Plan”) for officers and directors, which, was subsequently terminated in April 2006.As of December 31, 2005, indexed options with respect to 32,480 and 304,440 Class E shares had been granted to directors and officers, respectively, by the Board under the Indexed Stock Option Plan.  For additional information regarding the Indexed Stock Option Plan, see Note 14 to the Consolidated Financial Statements.

          In 2003, the Board adopted the Board Restricted Stock Plan for the non-employee directors of the Bank.    During 2005, 2004 and 2003 the Bank issued under this plan, 5,320, 6,242 and 9,547, Class E shares, respectively, and compensation expense charged against income was $95 thousand each year.  For additional information regarding the Board Restricted Stock Plan, see Note 14 to the Consolidated Financial Statements.

Beneficial Ownership

          As of December 31, 2005, the Bank’s executive officers and directors, as a group, owned an aggregate of 26,595 Class E shares, which was approximately 0.1% of all issued and outstanding Class E shares.

          The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and options and rights held as of December 31, 2005.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2005	Number of Shares that may be Acquired within 60 days of Dec. 31, 2005	Stock Options	Rights under Deferred Compensation Plan	Indexed Stock Options [1]

Jaime Rivera Chief Executive Officer	1,400	0	0	770	155,709
Rubens V. Amaral Jr. Chief Commercial Officer	1,000	0	0	0	102,638
Ernesto A. Bruggia Chief Operations Officer	2,155	0	0	0	37,992
Miguel Moreno Senior Vice President Controller	2,000	0	0	597	35,757
Gregory Testerman Senior Vice President Treasurer	1,300	0	0	0	20,998
Carlos Yap S Senior Vice President Chief Financial Officer	0	27,163	27,163	545	26,574
Ana Maria de Arias Senior Vice President Human Resources and Corporate Operations	590	0	0	0	21,176
Miguel A. Kerbes Senior Vice President Chief Risk Officer	0	3,750	3,750	621	29,830

Total	8,445	30,913	30,913	2,533	430,674

[1]

Includes an aggregate number of 174,556 indexed options granted to executive officers on February 1, 2006.  On the same date, an aggregate number of 23,972 indexed options were granted to other non-executive officers under the Indexed Stock Option Plan.

          In addition, as of the date hereof, there are 3,582 rights outstanding under the DC Plan that were granted to former executive officers of the Bank.

          The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, restricted shares held under the Board Restricted Stock Plan and options received under the Indexed Stock Option Plan, as of December 31, 2005.

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2005 [1]	Number of Shares that may be Acquired within 60 days of Dec. 31, 2005	Indexed Stock Options [2]	Restricted Shares

Maria da Graça França [3]	0	0	0	0
Guillermo Güémez García [4]	0	0	0	0
Santiago Perdomo Maldonado	2,222	0	5,960	2,222
Will C. Wood	4,222	0	5,960	2,222
Mario Covo	2,222	0	5,960	2,222
Herminio Blanco	1,217	0	5,960	1,217
William Hayes	3,717	0	5,960	1,217
Alexandre Lodygensky Jr.	1,217	0	5,960	1,217
Gonzalo Menéndez Duque	3,333	0	8,942	3,333

Total	18,150	0	44,702	13,650

[1]	Includes class E shares held under the Board Restricted Stock Plan.
[2]	Includes an aggregate number of 18,182 indexed options granted to directors on February 1, 2006.
[3]

An aggregate number of 1,217 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan have been issued to her employer, Banco do Brasil.  In addition, an aggregate of 5,960 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan have been granted to Banco do Brasil.

[4]	An aggregate number of 2,222 Class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico.

          For additional information regarding stock options granted to executive officers and directors, see Note 14 to the Consolidated Financial Statements.

C.      Board Practices

Corporate Governance

          The Board has decided not to constitute a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance in plenary meetings of the Board.  The Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and to verify compliance with all applicable policies.

          The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com).  Additionally, the Bank’s website (under “Corporate Governance”) provides a summary of the significant differences between corporate governance practices commonly used by the Bank and other public companies in Panama and the NYSE Standards for U.S. domestic companies.

          Stockholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below.  Correspondence will be discussed at the next scheduled meeting of the Board, or as indicated by the urgency of the matter.

Attn: Board of Directors of Banco Latinoamericano de Exportaciones, S. A.
c/o Mr. Gonzalo Menéndez Duque, Director & Chairman of the Board of Directors
Privileged & Confidential
P.O. Box 0819-08730
Panama, Republic of Panama

          In addition, Bladex has selected EthicsPoint to provide stockholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided in the Bank’s website (www.blx.com), under Corporate Governance – Private Filing of Reports.

Information as to Dignatarios

          The following table sets forth the names, countries of citizenship, and ages of the Bank’s dignatarios, their current office or position with other institutions and their current office or position with the Bank.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age

Gonzalo Menéndez Duque [1] Director – Banco de Chile	Chile	Chairman of the Board	57
Jaime Rivera Bladex	Guatemala	Chief Executive Officer	53
Maria da Graça França Director – Internal Control – Banco do Brasil	Brazil	Treasurer	57
Ricardo Manuel Arango Partner – Arias, Fábrega & Fábrega	Panama	Secretary	45

[1]	Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2006 by the Board.

Committees of the Board of Directors

          The Board conducts its business through meetings of the Board and through its Committees.  During the fiscal year ended December 31, 2005, the Board held twelve meetings.  Each director attended approximately 89% of the total number of Board meetings held during the fiscal year ended December 31, 2005.

          The following table sets forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2005:

Committee	Number of members	Total number of meetings held

Audit and Compliance Committee	4	11
Credit Policy and Risk Assessment Committee	5	6
Assets and Liabilities Committee	5	6
Nomination and Compensation Committee	4	5

          The Bank has included the charters of its four Committees established by the Board on its website www.blx.com.

Audit and Compliance Committee

          The Audit and Compliance Committee is a standing Committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman of the Audit and Compliance Committee), Gonzalo Menéndez Duque, Santiago Perdomo and Maria da Graça França.

          All members of the Audit and Compliance Committee are independent directors, as determined by the Board, and at least one director is a financial expert. No member of the Audit and Compliance Committee is an employee of the Bank.

          The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require.

          The Audit and Compliance Committee reviewed and recommended to the Board that the audited consolidated financial statements of the Bank for the year ended December 31, 2005 be included in the Bank’s Annual Report.  The Audit and Compliance Committee also recommended to the Board that it retain KPMG as its external independent auditors for the fiscal year ending December 31, 2006.  The Audit and Compliance Committee pre-approves all audit and non-audit services.

          According to its Charter, the Audit and Compliance Committee’s main oversight responsibilities include the following:

•

Review the quality of the accounting policies used in the preparation of the Bank’s interim consolidated financial statements, the annual consolidated financial statements and the annual report on Form 20-F. Consider whether they are complete and consistent with the information known to Committee members, and appropriately reflect accounting principles.

•	Review the effect and impact of regulatory and professional pronouncements, as well as unusual or complex transactions and off balance sheet structures, on the Financial Statements.
•	Consider and review the effectiveness of the Bank’s internal controls over interim and annual financial information, including data and information technology security and control.
•

Review and evaluate the performance of the External Auditors, determine their fees and give final approval for a recommendation to the stockholders on their renewal or replacement at the annual Stockholders’ Meeting.  Monitor the independence of the external auditors.

•

Review the effectiveness of the system established for monitoring compliance with laws and regulations (including policies and procedures against money laundering and terrorism finance), and the results of the investigations and follow-up (including disciplinary actions) made by Management in any instances of non-compliance.

•

Establish and maintain procedures for: (i) receipt, filing and handling of complaints received by the Bank regarding accounting, accounting internal controls or audit issues; and (ii) confidential and anonymous submission of concerns regarding questionable accounting or audit issues.

•	Review the Bank’s compliance with its Code of Ethics.
•	Review and evaluate the adequacy of the work performed by the Bank’s Controller, Chief Auditor, and Compliance Officer.

          The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the Committee’s performance.

Nomination and Compensation Committee

          The Nomination and Compensation Committee is a standing Committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent. The current members of the Nomination and Compensation Committee are Santiago Perdomo (Chairman of the Committee), Mario Covo, Maria da Graça França, and William Hayes.

          The Committee meets at least four times per year.

          The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members, and recommending nominees for the annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other senior management, and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; and by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising senior management on issues related to the Bank’s personnel.

          The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee’s performance.

Advisory Council

          The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended.  The aggregate amount of fees paid by the Bank during the fiscal year ended December 31, 2005 for services rendered by the Advisory Council during 2005 was $20,000.  During the fiscal year ended December 31, 2005, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

          The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Luis Pagani	President Arcor S.A.I.C.	Argentina	48
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	71
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile	52
Eugenio Clariond	Chief Executive Officer Grupo Imsa, S.A. de C.V.	Mexico	62
Alberto Motta, Jr	Vice President Inversiones Bahia Ltd.	Panama	59
Alfredo Riviere	President Sural, C.A.	Venezuela	66

D.      Employees

          As of December 31, 2005, the total number of permanent employees was 169, which were geographically distributed as follows: Head Office in Panama: 142; New York Agency: 8; Representative Office in Argentina: 3; Representative Office in Brazil: 7; and Representative Office in Mexico: 3.

E.      Share Ownership

          As of December 31, 2005, the Bank’s executive officers and directors, as a group, owned an aggregate of 26,595 Class E shares, which was approximately 0.1% of all issued and outstanding Class E shares.

          For additional information regarding the Bank’s equity compensation for directors and Senior Management, see “Compensation”.

Item 7.	Major Shareholders and Related Party Transactions

A.      Major Shareholders

          As of December 31, 2005, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 13% of the total outstanding shares of voting capital stock of the Bank.

          The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2005:

	At December 31,

	Number of Shares	% of Class	% of Total

Class A
Banco de la Nación Argentina	1,045,348	16.5	2.7
Banco do Brasil[1]	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia	488,547	7.7	1.3
Banco de la Nación Perú	446,556	7.0	1.2
Banco Central del Paraguay	434,658	6.9	1.1
Banco Central del Ecuador	431,217	6.8	1.1
Banco del Estado de Chile	323,413	5.1	0.8

Total Shares of Class A Common Stock	6,342,189	100.0%	16.6%

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	884,461	27.5	2.3
Banco de la Nación Argentina	295,945	9.2	0.8
Mizuho Corporate Bank Ltd	294,345	9.2	0.8

Total Shares of Class B Common Stock	3,214,344	100.0%	8.4%

Class E2	Number of Shares	% of Class	% of Total

Oppenheimer Funds Inc	4,889,605	17.1	12.8
Mondrian Investment Partners Ltd	3,461,500	12.1	9.1
Arnhold & S. Bleichroeder Advisers, LLC	2,787,720	9.8	7.3
Franklin Resources Inc	2,165,700	7.6	5.7
Brandes Investment Partners, LP	1,853,492	6.5	4.9
Artisan Partners LP	1,597,214	5.6	4.2
Capital Research and Management Co	1,475,000	5.2	3.9

Total Shares of Class E Common Stock	28,540,242	100.0%	75. 0%

Total Shares of Common Stock	38,096,775		100.0%

[1]

Does not include an aggregate of 1,217 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan issued to her employer, Banco do Brasil and an aggregate of 5,960 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan granted to Banco do Brasil.

[2]	Source: Schedule 13G and 13F filings with the U.S. Securities and Exchange Commission dated December 31, 2005.

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

•	The Class E shares and the preferred shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders;
•	The Class B shares may be converted into Class E shares;
•	The holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E common shares do not; and (v) the classes vote separately for their respective Directors.
•	The classes vote separately for their respective Directors.

B.      Related Party Transactions

          Certain directors of the Bank are executive officers and/or directors of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other financial institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

          At December 31, 2005, the Bank did not have any outstanding credit exposure with related parties as defined by the Panamanian Superintendency of Banks.

C.      Interests of Experts and Counsel

          Not required in this Annual Report.

Item 8.	Financial Information

A.      Consolidated Statements and Other Financial Information

          The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

          The following table shows information about common dividends paid on the dates indicated.

Payment date	Record date	Dividend per share

April 5, 2004	March 26, 2004	$0.10
July 7, 2004	June 28, 2004	$0.10
October 7, 2004	September 27, 2004	$1.15
January 17, 2005	January 6, 2005	$0.15
April 11, 2005	March 28, 2005	$2.15 [1]
July 15, 2005	July 5, 2005	$0.15
October 14, 2005	October 4, 2005	$0.15
January 17, 2006	January 6, 2006	$0.15
April 6, 2006	March 24, 2006	$1.19 [2]

[1]	Includes $2.00 special dividend.
[2]	Includes $1.00 special dividend.

          In February 2006, the Bank’s Board declared a 25% increase in the quarterly dividend, from $0.15 per share to $0.1875 per share.  In addition, the Board declared a special cash dividend of $1.00 per common share.  Both the increased quarterly dividend and special dividend were paid on April 6, 2006 to stockholders of record as of March 24, 2006.

          The following table shows information about preferred dividends paid on the dates indicated.

Payment date	Record date	Dividend per share

May 17, 2004	April 30, 2004	$0.40
November 15, 2004	November 8, 2004	$1.90
May 16, 2005	April 29, 2005	$2.15
November 15, 2005	October 31, 2005	$2.18

B.      Significant Changes

          Not applicable

Item 9.	The Offer and Listing

A.      Offer and Listing Details

          The Bank’s Class E shares are listed on the New York Stock Exchange under the symbol BLX.  The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.

	Price per Class E Share (in $)

	High	Low

2001	37.70	25.30
2002	29.70	2.00
2003	19.95	4.01
2004	20.00	14.00
2005	25.50	15.34
2004:
First Quarter	19.23	15.20
Second Quarter	18.98	14.00
Third Quarter	17.00	14.60
Fourth Quarter	20.00	15.30
2005:
First Quarter	25.50	18.53
Second Quarter	20.95	15.34
Third Quarter	18.52	16.70
Fourth Quarter	18.95	16.40
2006:
First Quarter	18.70	15.65
2005:
December	18.95	17.15
2006:
January	18.70	16.60
February	18.61	17.02
March	18.28	15.65
April	17.44	16.33
May	17.04	16.10

B.      Plan of Distribution

          Not required in this Annual Report.

C.      Markets

          The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded.  The Bank’s Class E shares, which constitute the only class of shares publicly traded (on the New York Stock Exchange), represent approximately 75% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2005.  The Bank’s Class B shares are convertible into Class E shares on a one to one basis.

D.      Selling Shareholders

          Not required in this Annual Report.

E.      Dilution

          Not required in this Annual Report.

F.      Expenses of the Issue

          Not required in this Annual Report.

Item 10.	Additional Information

A.      Share Capital

          Not required in this Annual Report.

B.      Memorandum and Articles of Association

          The Amended and Restated Articles of Incorporation, filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on February 24, 2003, is referred to and incorporated by reference into this Item 10.B.

C.      Material Contracts

          The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and mainly related to the implementation during 2005 and 2006, of a new technology platform and telecommunications services. The terms of these agreements are up to 8 years and some of these agreements can be re-negotiated for annual or semi-annual price adjustments, after the fifth year.  These agreements also include maintenance and license payments, starting from 2007.  During 2005 amounts paid under these agreements are $2 million.  See Note 16 to the Consolidated Financial Statements.

D.      Exchange Controls

          Currently, there are no Panamanian restrictions on the export or import of capital, including foreign exchange controls, and no restrictions on the payment of dividends or interest, nor are there limitations on the rights of foreign stockholders to hold or vote stock.

E.      Taxation

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

United States Taxes

          This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares.  This summary applies only to current holders that hold Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

          This summary is based upon the Code, existing, temporary and proposed regulations promulgated there under, judicial decisions and administrative pronouncements, as all in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations.  Purchasers or holders of Class E shares should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the ownership and disposition of Class E shares in their particular circumstances.

          As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (4) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (5) any holder otherwise subject to U.S. federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business).  In the case of a holder of Class E shares that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income, gain or loss from the Class E shares, and will take such income, gain or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

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

          Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States.  U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends.  Dividends may be eligible for the special 15% rate applicable to “qualified dividend income” received by an individual, provided, that (1) the Bank is not a “passive foreign investment company” in the year in which the dividend is paid and the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S., and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements.  Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability.  Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “financial services income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

          Less than 25 percent of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true.  If this remains the case, a holder of Class E shares that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes.  Special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.  Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

Taxation of Capital Gains

          Gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition.  Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition.  Otherwise, the gain will be treated as a short-term capital gain.  Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met.  For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility.  As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year.  A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years.  In the case of non-corporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000.  Unused capital losses of non-corporate U.S. Holders may be carried over indefinitely.

          A non-U.S. Holder of Class E shares will generally not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of Class E shares.  Special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.  Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Class E shares.

Passive Foreign Investment Company Status

          Under the Code, certain rules apply to an entity classified as a “passive foreign investment company” (“PFIC”).  A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income.  The Code provides an exception for foreign institutions in the active conduct of a banking business, provided the institution is licensed to do business in the United States.  Under proposed regulations, the exception is for active banks licensed by federal or state regulatory authorities to do business as a bank in the United States, provided the foreign bank is not prohibited from taking deposits or making loans.  Based on its current and intended method of operations as described herein, the Bank believes that it is not a PFIC under current U.S. federal income tax law because it is eligible for the exception available to U.S. licensed banks in the Code and the proposed regulations.  The Bank intends to continue to operate in a manner that will entitle the Bank to rely upon that exception to avoid classification as a PFIC.

          If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period).  Under these rules (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year; and (4) on interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.  For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

Information Reporting and Backup Withholding

          Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service (the “IRS”) with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year.  Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules.  Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption.  This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

          There is no income tax treaty between Panama and the United States.

Panamanian Taxes

          The following is a summary of the principal Panamanian tax consequences arising in connection with the ownership and disposition of the Bank’s Class E shares.  This summary is based upon the laws and regulations of Panama, as well as court precedents and interpretative rulings, in effect as of the date of this Annual Report, all of which are subject to prospective and retroactive change.

General Principle

          The Bank is exempt from income tax in Panama under a special exemption granted to the Bank pursuant to Law 38 of July 25, 1978.  In addition, under general rules of income tax in Panama, only income that is deemed to be Panama source income is subject to taxation in Panama. Accordingly, since the Bank’s income is derived primarily from sources outside of Panama and is not deemed to be Panama source income, even in the absence of such a special exemption, the Bank would have limited income tax liability in Panama.

Taxation of Distributions

          Dividends whether cash or in kind, paid by the Bank in respect of its shares are also exempt from dividend tax or other withholding under the aforementioned special legislation. If such special legislation did not exist, Panama would impose a 10% withholding tax on dividends or distributions paid in respect of the Bank’s registered shares (20% in respect of the Bank’s bearer shares), to the extent such dividends are paid from income derived by the Bank from Panamanian sources.

Taxation of Capital Gains

          Inasmuch as almost all of the Bank’s income derives from non-Panamanian sources, capital gains realized by an individual or a corporation, regardless of its nationality or residency, on the sale or other disposition outside of Panama of Class E shares should not be subject to taxation in Panama. However, there are no rules of income allocation currently in effect in Panama with respect to capital gains and it cannot be determined with certainty when the tax authorities would consider that a significant amount of the Bank’s income derives from Panamanian sources, thus resulting in the taxation of capital gains realized on the sale or disposition of the Bank’s Class E shares.

F.      Dividends and Paying Agents

          Not required in this Annual Report.

G.      Statement by Experts

          Not required in this Annual Report.

H.      Documents on Display

          Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Carlos Yap, Chief Financial Officer, Bladex, as follows: (i) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (ii) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Yap at 011-507-210-8653.  Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com.  Information is also available on the Bank’s website at: www.blx.com.

I.      Subsidiary Information

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

          The Bank’s businesses are subject to market risk.  The components of market risk are interest rate risk inherent in the Bank’s balance sheet, price risk in the Bank’s principal investing portfolio and market value risk in the Bank’s trading portfolios.  For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see “Liquidity and Capital Resources”, and Note 17 and Note 2(q) to the Consolidated Financial Statements.

          For information regarding derivative financial instruments see Note 17 and Note 2 (q) to the Consolidated Financial Statements.  For information regarding investment securities see “Information on the Company—Business Overview—Investment Securities” and Note 4 to the Consolidated Financial Statements.

Information about Derivative Financial Instruments

          The table below lists for each of the years 2005 to 2010 the notional amounts and weighted interest rates, as of December 31, 2005, for the Bank’s investments, borrowings and placements and interest rate swaps.  There were no cross currency swaps outstanding on this date.

	Maturities

	2006	2007	2008	2009	2010	There-after	Total 2005	Fair Value 2005

	(in thousands)
Investments
Fixed rate
US Dollars	20,000	36,000	20,000	34,000	32,000	50,000[1]	192,000	208,375
Fixed rate	4.77%	9.19%	4.74%	8.06%	8.62%	10.25%	8.25%
Borrowings and Placements
Fixed rate
US Dollars	760,699	40,000					800,699	800,194
Fixed rate	4.73%	4.33%					4.71%
Variable rate
US Dollars	83,500	130,360	255,000	20,000	5,000		493,860	488,162
Variable rate	5.09%	4.77%	4.39%	5.65%	4.94%		4.67%
Interest Rate Swaps - Assets
US Dollars Fixed to Variable				21,117	11,808		32,924	357
Average pay rate				5.13%	5.03%		5.10%
Average receive rate				4.86%	4.80%		4.84%
Interest Rate Swaps - Liabilities
US Dollars Fixed to Variable					21,904	59,900	81,804	297
Average pay rate					6.52%	6.62%	6.59%
Average receive rate					6.12%	6.17%	6.16%

[1]	Does not include the equities investments that are recorded in other assets.

          For information regarding fair value disclosure of financial instruments, see Note 19 to the Consolidated Financial Statements.

Foreign Exchange Risk Management and Sensitivity

          The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars.  At December 31, 2005, the Bank did not have non-dollar financial liabilities.  Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another.  Failure to adequately manage this risk could adversely affect the Bank’s results of operations if the value of the currency in which the Bank borrows declines compared to the value of the currency in which it lends or invests.  During 2005, the Bank managed this risk by not holding significant open foreign exchange positions.  The Bank uses foreign exchange forward contracts as part of its management of currency risks.  Foreign currency-denominated loans are funded with liability instruments denominated in the same currency.  In the cases where these loans were funded in different currencies, forward foreign currency exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross-currency funding.

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

          The CEO and Chief Financial Officer (the “CFO”), with the participation of management, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2005. Based on such evaluation, the CEO and the CFO have concluded that, as of the end of such period, the Bank’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Bank in the reports that it files or submits under the Exchange Act.

Changes in Internal Controls

          There have not been any changes in the Bank’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Bank’s fiscal year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Item 16.	Reserved

A.      Audit and Compliance Committee Financial Expert

          The Bank’s Board has determined that the Bank has at least one audit and compliance committee financial expert serving on its Audit and Compliance Committee.  The Audit and Compliance Committee financial expert is Mr. Gonzalo Menéndez Duque.

B.      Code of Ethics

          The Bank adopted a code of ethics that applies to the Bank’s principal executive officer and principal financial and accounting officers.  The Bank includes the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules, including its code of ethics on its website (www.blx.com).

C.      Principal Accountant Fees and Services

          The following table sets forth the aggregate fees billed for each of the fiscal years ended December 31, 2004 and 2005 for professional services rendered by the Bank’s independent auditors, KPMG:

	2004	2005

Audit Fees	$356,225	$336,674
Tax Fees	37,583	20,500
All Other Fees	79,741	797

Total	$473,549	$357,971

          The following is a description of the type of services included within the categories listed above:

•

Audit Fees include aggregate fees billed for professional services rendered by KPMG for the audit of the Bank’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings.

•	Tax Fees include aggregate fees billed for professional services rendered by KPMG to the Bank for tax compliance, tax advice and tax planning.
•	All Other Fees include aggregate fees billed for products and services provided by KPMG to the Bank, other than the services reported in the two preceding paragraphs.

Audit and Compliance Committee Pre-Approval Policies

          The Audit and Compliance Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent auditors.

D.      Exemptions from the Listing Standards for Audit Committees

          Not applicable.

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          On August 5, 2004, the Bank announced a $50 million three-year open market stock repurchase program under which Bladex, may from time to time, repurchase its Class E shares of common stock, on the open market at the then prevailing market price.  Repurchases under the program are made in accordance with applicable law, and subject to all required regulatory approvals.  The repurchases are made using Bladex’s cash resources, and the program may be suspended or discounted at any time without prior notice.

          At December 31, 2005 the Bank has paid $21 million for 1,267,800 shares repurchased.  The following table shows information about shares repurchased by the Bank in the open market:

Period [1]	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs

September 2004 (9.10.04 – 9.22.04)	231,200	$16.41	231,200	2,814,811
October 2004 (10.5.04 – 10.20.04)	230,700	$16.18	230,700	2,625,136
March 2005 (03.17.05)	10,000	$21.93	10,000	1,926,724
May 2005 (05.13.05 – 05.26.05)	297,500	$17.08	297,500	2,175,838
August 2005 (08.11.05 – 08.31.05)	121,500	$17.06	121,500	2,057,247
September 2005 (09.1.05 – 09.30.05)	376,000	$17.09	376,000	1,677,895
November 2005 (11.18.05 – 11.18.05)	900	$17.07	900	1,678,808
February 2006 (02.23.06 – 02.23.06)	3,200	$17.80	3,200	1,606,478
March 2006 (03.7.06 – 03.31.06)	278,700	$17.10	278,700	1,393,462
April 2006 (04.3.06 – 03.13.06)	102,700	$17.28	102,700	1,276,706
May 2006 (05.11.06 – 05.31.06)	188,500	$16.63	188,500	1,137,953
June 2006 (06.1.06 – 06.12.06)	100,500	$16.59	100,500	1,040,118

Total	1,941,400		1,941,400

[1]	The Bank did not repurchase any shares from November 2004 to February 2005.

PART III

Item 17.	Financial Statements

          The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws*
Exhibit 4.1.	Mandate Letter*
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the Commission on February 24, 2003.

BANCO LATINOAMERICANO
DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

KPMG Apartado Postal 816-1089 Panamá 5, Republica de Panamá	Teléfono: (507) 208-0700 Fax: (507) 263-9852 Internet: www.kpmg.com.pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As further disclosed in Note 2(o) and 6 to the consolidated financial statements, the Bank changed its method of accounting for share-based compensation plan and its methodology for estimating generic allowances for credit losses in 2005.

January 31, 2006
Panama, Republic of Panama

KPMG, una sociedad civil panamena, es miembro de
KPMG International, una cooperativa suiza.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004 (in US$ thousands, except per share amounts)

Assets	Note		2005	2004
Cash and due from banks	3,19	US$	687	687
Interest-bearing deposits with banks (including pledged certificate of deposit of US$5,000 and US$4,200 for 2005 and 2004, respectively)	3,19		229,200	154,099
Securities available for sale	4,19		182,050	164,871
Securities held to maturity (market value of US$26,325 in 2005 and US$28,117 in 2004)	4,19		26,520	27,984
Loans	5,19		2,610,019	2,441,686
Less:
Allowance for loan losses	6,19		39,448	106,352
Unearned income and deferred loan fees			5,577	7,013

Loans, net			2,564,994	2,328,321

Customers’ liabilities under acceptances	19		110,621	32,530
Premises and equipment, net	7		3,253	3,508
Accrued interest receivable	19		30,254	15,448
Derivative financial instruments-assets	17,19		357	0
Other assets	16		11,295	5,491

Total assets		US$	3,159,231	2,732,939

Liabilities and Stockholders’ Equity
Deposits:	8,19
Noninterest-bearing - Demand		US$	28,385	22,619
Interest-bearing - Time			1,018,233	841,541

Total deposits			1,046,618	864,160

Short-term borrowings	9,19		760,699	704,718
Medium and long-term borrowings and placements	10,19		533,860	403,621
Acceptances outstanding	19		110,621	32,530
Accrued interest payable	19		14,736	6,477
Derivative financial instruments - liabilities	17,19		297	0
Reserve for losses on off-balance sheet credit risk	6		52,086	33,101
Redeemable preferred stock (US$10 par value)	11,19		5,149	7,860
Other liabilities			18,383	24,342

Total liabilities			2,542,449	2,076,809

Stockholders’ equity:	12,13,14
Class “A” common stock, no par value, assigned value of US$6.67 (Authorized 40,000,000; issued and outstanding 6,342,189)			44,407	44,407
Class “B” common stock, no par value, assigned value of US$6.67 (Authorized 40,000,000; issued and outstanding 3,214,344 in 2005 and 3,271,269 in 2004)			25,219	25,598
Class “E” common stock, no par value, assigned value of US$6.67 (Authorized 100,000,000; issued and outstanding 28,540,242 in 2005 and 29,283,621 in 2004)			210,353	209,973
Additional paid-in capital in excess of assigned value			134,340	133,786
Capital reserves			95,210	95,210
Retained earnings			212,916	233,701
Treasury stock	12		(106,282)	(92,627)
Accumulated other comprehensive income	4,18		619	6,082

Total stockholders’ equity			616,782	656,130

Commitments and contingent liabilities	16,19
Total liabilities and stockholders’ equity		US$	3,159,231	2,732,939

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Operations

For Each of the Years in the Three - Year Period Ended December 31, 2005 (in US$ thousands, except per share amounts)

	Note		2005	2004	2003
Interest income:
Deposits with banks		US$	5,121	2,765	4,659
Investment securities:
Investment available for sale			7,755	3,688	6,516
Investment held to maturity			2,219	2,218	1,275
Loans			101,728	67,481	85,945

Total interest income			116,823	76,152	98,395

Interest expense:
Deposits			29,559	11,939	7,348
Short-term borrowings			20,408	9,388	12,051
Medium and long-term borrowings and placements			21,603	12,800	25,009

Total interest expense			71,570	34,127	44,408

Net interest income			45,253	42,025	53,987
Reversal of provision for loan losses	6		(54,155)	(111,400)	(69,508)

Net interest income after reversal of provision for loan losses			99,408	153,425	123,495

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	6		(15,781)	871	(10,603)
Commission income, net			5,824	5,928	7,445
Derivatives and hedging activities			2,338	47	(7,988)
Recoveries (impairment) on securities	4		10,206	0	(953)
Net gain on sale of securities available for sale	4		206	2,922	22,211
Gain on early extinguishment of debt	10		0	6	789
Gain (loss) on foreign currency exchange			3	(194)	(382)
Other income, net			5	77	42

Net other income			2,801	9,657	10,561

Operating expenses:
Salaries and other employee expenses			13,073	10,335	11,390
Depreciation of premises and equipment			869	1,298	1,512
Professional services			3,281	2,571	3,147
Maintenance and repairs			1,172	1,207	1,166
Other operating expenses			6,296	5,941	5,345

Total operating expenses			24,691	21,352	22,560

Income before cumulative effect of changes in accounting principles			77,518	141,730	111,496
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	6,15		2,733	0	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation plan	14,15		(150)	0	0

Net income		US$	80,101	141,730	111,496

Basic earnings per share:	6,14,15
Income before cumulative effect of changes in accounting principles		US$	2.01	3.61	3.88
Cumulative effect of changes in accounting principles			0.07	0.00	0.00

Net income per share		US$	2.08	3.61	3.88

Diluted earnings per share:	6,14,15
Income before cumulative effect of changes in accounting principles		US$	1.99	3.60	3.88
Cumulative effect of changes in accounting principles			0.07	0.00	0.00

Net income per share		US$	2.06	3.60	3.88

Pro forma amounts, assuming the changes in accounting principles are applied retroactively:	6,14,15
Income before effect of changes in accounting principles		US$	77,518	141,730	111,496
Less - Preferred stock dividends			0	0	(366)

Net income, as reported			77,518	141,730	111,130
Effect on prior years of a change in the credit loss reserve methodology			0	(8,244)	428
Effect on prior year of an early adoption of the fair-value based method of accounting stock-based employee compensation plan			0	(150)	0

Net income available to common stockholders for both basic and diluted earning per share		US$	77,518	133,336	111,558

Basic earning per share		US$	2.01	3.40	3.89

Diluted earnings per share		US$	1.99	3.39	3.89

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For Each of the Years in the Three - Year Period Ended December 31, 2005 (in US$ thousands)

	Note		2005	2004	2003
Common stock:
Balance at beginning of the year		US$	279,978	279,978	133,235
Issuance of common stock	12,13		0	0	146,740
Difference in fractional shares in conversion of common stock			1	0	3

Balance at end of the year		US$	279,979	279,978	279,978

Additional paid-in capital in excess of assigned value:
Balance at beginning of the year		US$	133,786	133,786	145,490
Issuance of common stock	12,13		0	0	220
Compensation cost - indexed stock options plan	14		555	0	0
Difference in fractional shares in conversion of common stock			(1)	0	(3)
Stock offering costs			0	0	(11,921)

Balance at end of the year		US$	134,340	133,786	133,786

Capital reserves:
Balance at the beginning and end of the year		US$	95,210	95,210	95,210

Retained earnings:
Balance at beginning of the year		US$	233,701	150,789	40,740
Net income			80,101	141,730	111,496
Dividends - common stock			(100,825)	(58,702)	0
Dividends - redeemable preferred stock			0	0	(1,219)
Issuance of restricted stock			(57)	(116)	(228)
Stock awards granted			(4)	0	0

Balance at end of the year		US$	212,916	233,701	150,789

Treasury stock:
Balance at beginning of the year		US$	(92,627)	(85,310)	(85,633)
Issuance of restricted stock			152	211	323
Stock awards granted	14		8	0	0
Repurchase of Class “E” common stock	12		(13,815)	(7,528)	0

Balance at end of the year		US$	(106,282)	(92,627)	(85,310)

Accumulated other comprehensive income (loss):
Balance at beginning of the year		US$	6,082	9,876	(118)
Net change in unrealized gains (losses) on securities available for sale	18		(5,463)	(4,178)	7,259
Net change in unrealized gains on derivatives			0	384	2,735

Balance at end of the year		US$	619	6,082	9,876

Balance at beginning of the year		US$	656,130	584,329	328,924
Changes during the year, net			(39,348)	71,801	255,405

Balance at end of the year		US$	616,782	656,130	584,329

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For Each of the Years in the Three - Year Period Ended December 31, 2005 (in US$ thousands)

	Note		2005	2004	2003
Income before cumulative effect of changes in accounting principles		US$	77,518	141,730	111,496
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	6		2,733	0	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	14,15		(150)	0	0

Net income			80,101	141,730	111,496

Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the year	4,18		(5,257)	(1,256)	29,470
Less: Reclassification adjustments for gains included in net income	18		(206)	(2,922)	(22,211)

Net change in unrealized gains (losses) on securities available for sale			(5,463)	(4,178)	7,259

Unrealized gains on derivatives arising from the year	18		0	384	2,735

Other comprehensive income (loss)			(5,463)	(3,794)	9,994

Comprehensive income		US$	74,638	137,936	121,490

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Years in the Three - Year Period Ended December 31, 2005 (in US$ thousands)

		2005	2004	2003
Cash flows from operating activities:
Income before cumulative effect of changes in accounting principles:	US$	77,518	141,730	111,496
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology		2,733	0	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation plan		(150)	0	0

Net income		80,101	141,730	111,496
Adjustments to reconcile net income to net cash provided by operating activities:
Derivatives and hedging activities		(85)	(48)	1,274
Depreciation of premises and equipment		869	1,298	1,512
Reversal of provision for loan losses		(54,155)	(111,400)	(69,508)
Provision (reversal) for losses on off-balance sheet credit risk		15,781	(871)	10,603
Impairment loss on securities		469	0	953
Provision for fair value of guarantees		0	0	5
Gain on sale of securities available for sale		(206)	(2,922)	(22,211)
Compensation cost - indexed stock options plan		555	0	0
Issuance of restricted stock		95	95	95
Deferred compensation awards		3	0	0
Amortization of premiums and discounts on investments		2,343	1,175	(263)
Net (increase) decrease in accrued interest receivable		(14,806)	(4,517)	4,481
Net increase in derivative financial instruments		25	(10,333)	(1,223)
Net (increase) decrease in other assets		(5,804)	723	2,756
Net increase (decrease) in accrued interest payable		8,259	385	(6,075)
Net (decrease) increase in other liabilities		(5,958)	10,511	(1,796)

Net cash provided by operating activities		27,486	25,826	32,099

Cash flows from investing activities:
(Increase) decrease in pledged certificates of deposit		(800)	(2,000)	2,800
Net (increase) decrease in loans		(179,315)	(173,687)	102,804
Net acquisition of premises and equipment		(614)	(688)	(544)
Proceeds from the redemption of securities available for sale		26,000	19,274	56,815
Proceeds from the redemption of securities held to maturity		0	0	11,818
Proceeds from the sale of securities available for sale		276,524	7,657	40,676
Acquisition of securities available for sale		(326,307)	(144,425)	0

Net cash (used in) provided by investing activities		(204,512)	(293,869)	214,369

Cash flows from financing activities:
Net increase in due to depositors		182,458	161,205	150,982
Net increase (decrease) in short-term borrowings and placements with original maturity of less than 90 days		94,998	(183,024)	(25,574)
Proceeds from short-term borrowings and placements with original maturity greater than 90 days		908,729	936,355	870,584
Repayments of short-term borrowings and placements with original maturity greater than 90 days		(947,746)	(735,828)	(805,140)
Proceeds from medium and long-term borrowings and placements with original maturity greater than 90 days		309,962	256,728	100,099
Repayments of medium and long-term borrowings and placements with original maturity greater than 90 days		(179,723)	(338,623)	(900,075)
Dividends paid		(100,825)	(52,867)	(853)
Proceeds from issuance of common stocks		0	0	146,960
Stock offering costs		0	0	(7,841)
Redemption of redeemable preferred stocks		(2,705)	(2,425)	(2,260)
Repurchase of preferred stocks		(6)	0	0
Repurchase of common stocks		(13,815)	(7,528)	0

Net cash provided by (used in) financing activities		251,327	33,993	(473,118)

Net increase (decrease) in cash and cash equivalents		74,301	(234,050)	(226,650)
Cash and cash equivalents at beginning of the year		150,586	384,636	611,286

Cash and cash equivalents at end of the year	US$	224,887	150,586	384,636

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	US$	63,298	33,742	50,483

Non-cash investing and financing activities:
Loan restructured as investment	US$	0	0	933

Investment restructured as loan	US$	0	0	3,325

Transfer from securities available for sale to held to maturity	US$	0	0	29,821

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2005 and 2004

(1)	Organization

Banco Latinoamericano de Exportaciones, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”).  The Bank was established pursuant to a May 1975 proposal presented to the XX Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was organized in 1977, constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.

The Bank operates under a general banking license issued by the National Banking Commission, predecessor of the Superintendency of Banks of Panama, and is subject to its supervision and inspection.

Bladex’s subsidiaries are the following:

• Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America, on May 30, 2000 and continues to exist thereunder.

•

Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000 and continues to exist there under, was established to act as the Bank’s representative office in Brazil.  Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

The Bank has an agency in the United States of America (the “New York Agency”), which began operations on March 27, 1989.  The New York Agency is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance the Bank’s short-term investments and foreign trade loans.  The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, D.F., Mexico.

In addition, Banco Latinoamericano de Exportaciones Limited, a wholly owned subsidiary, incorporated under the laws of the Cayman Islands (B.W.I.) ceased its banking operations on November 30, 2004 and was dissolved on 2005.  All financial assets and liabilities were transferred to Bladex Head Office and recorded at their carrying amount.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The consolidated financial statements have been prepared under generally accepted accounting principles in the United States of America (“U.S. GAAP”).  All amounts presented in the consolidated financial statements and notes are expressed in U.S. dollars.

	(b)	Principle of Consolidation

The consolidated financial statements include the accounts of Bladex (Head Office), its agencies and subsidiaries.  All significant inter-company balances and transactions have been eliminated for consolidation purposes.

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

	(c)	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change relate to the determination of the allowances for credit losses and impairment losses on securities.

	(d)	Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents consist of due from banks, interest-bearing deposits with banks with original maturities of three months or less, except certificates of deposit and banker’s acceptances pledged.

	(e)	Repurchase and Resale Agreements

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

	(f)	Investment Securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, banker’s acceptances, bonds and floating rate notes and equity securities.

		1)	Trading Securities

Securities classified as trading have been bought and held principally for the purpose of selling them in the near term and are carried at fair value, which is determined based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Changes in the fair value are recorded in earnings.

	2)	Securities Available for Sale

These securities consist of mostly debt instruments that the Bank buys with the intention of selling them prior to maturity, and are subject to the same approval criteria as the rest of the credit portfolio.  These securities are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.  Unrealized gains and losses are reported as net increase or decreases to accumulated other comprehensive income (loss) until they are realized.

	3)	Securities Held to Maturity

Securities classified as held to maturity represent securities that the Bank has the ability and the intent to hold until maturity and are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Interests on securities are recognized based on the interest method. Amortization of premiums and accretion of discounts, are included in interest income as an adjustment to the yield.  Realized gains and losses from the sales of securities, which are included in net gains on sales of securities, are determined using the specific identification method.

Declines in fair value that are determined to be other than temporary are charged to earnings.  Accrual of income is suspended on fixed maturities that are in default, or on which it is likely that future interest payments will not be made as scheduled.

(g)	Other Investments
An investment in a fund and other equity investments are reported at cost and are included in other assets.

(h)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, and deferred loan fees and allowance for loan losses.  Interest income is recognized using the interest method.  The amortization of net unearned income and deferred loan fees are recognized as an adjustment to the related loan yield over the term of the loan by a method that approximates the interest method.

Loans are identified as impaired and placed on a cash (non-accrual) basis when it is determined that the payment of interest or principal is doubtful when interest or principal is past due for 90 days or more, or before if the Bank’s management determines that the ultimate collection of principal or interest is doubtful.  Any interest receivable that was accrued during the current period is reversed and any interest accrued in prior periods is charged-off against earnings.  Interest on non-accrual loans is only recorded as earned when collected.  Cash basis loans are returned to an accrual status when (1) all contractual principal and interest amounts are reasonably assured of repayment (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months, which is the minimum required by the Superintendency of Banks of Panama; and (3) if in the Bank’s Management’s opinion the loan is fully collectible.  When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, these credit losses are deducted from the allowance for loan losses.  Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payment when due, and economic conditions in the borrowing country.

A loan is classified as a troubled debt restructuring if a significant concession in amount, maturity or interest rate is granted to the borrower due to the deterioration in its financial condition. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss recorded as recovery to the allowance, and are subsequently accounted for as securities available for sale.

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale.

(i)	Allowance for Credit Losses

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

Bladex’s management estimate losses on impaired loans, on a loan-by-loan basis.  This estimate considers all available evidence including, as appropriate, the present value of expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan, the fair value of the collateral, and other factors.

Bladex’s management estimates probable credit losses on the rest of its credit portfolio using an expected loss forecast model, which considers historical loss experience, internal ratings, as well as country, client and risk elements.  The model establishes guidelines for the application of management’s qualitative judgment to complement the statistical estimate of losses.  These guidelines take into consideration the potential impact of portfolio concentrations, the absence of a lender of last resort in a dollarized economy, such as Panama, model imprecision, and external economic factors.

The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as: letters of credit and guarantees, is reported as liabilities.

(j)	Fair Value of Guarantees Including Indirect Indebtedness of Others

The Bank recognizes a liability for the fair value of all the obligations undertaken such as: stand-by letters of credit and guarantees.  Fair value is calculated based on the present value of the premium to be received or an specific off-balance sheet allowance based on FAS 5 is established, whichever is greater.

(k)	Commission Income

Loan origination fees, net of direct loan origination costs are deferred and the net amount is recognized over the contractual term of the loans as an adjustment to the yield.  These fees, net of direct loan origination costs, are not recognized during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest.

Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan.  All related costs, including direct loan origination costs, are charged to expense as incurred.  Fees earned on letters of credit, guarantees and commitments are amortized over the life of such instruments.

(l)	Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, except land, which is carried at cost.  Depreciation is charged to operations using the straight-line method, and is provided over the estimated useful life of the related asset.  The estimated original useful life for building is 40 years and for furniture and equipment is 3 to 5 years.

(m)	Capitalized Internal Use Software Costs

The Bank capitalizes the cost of internal-use software that has a useful life in excess of one year in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware, and other related costs.  Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.  Software maintenance and training costs are expensed in the period in which they are incurred.  Capitalized internal use software costs will be amortized using the straight-line method over their estimated useful lives, generally consisting of 3 to 7 years.

During the year 2005, the Bank disbursed US$2,445 thousand related to a project to install a software package obtained for internal-use.  The Bank’s management estimates that the project will be completed during 2006.

(n)	Capital Reserves

According to Panamanian banking regulations, capital reserves are established by the Bank as a carve-out of retained earnings and are, as such, a form of retained earnings.  Reductions of these capital reserves require the approval of the Bank’s Board of Directors and the Superintendency of Banks of Panama.

(o)	Cash and Stock Based Compensation Plan

During the fourth quarter of 2005, the Bank chose to make an early adoption of the Statement of Financial Accounting No.123(R) “Share-Based Payment” which established the use of the fair-value-based method, considered the preferable accounting method, of accounting for stock-based employee compensation.  As prescribed in this standard, the Bank elected to use the “modified prospective application” for new and previously granted awards that are not fully vested on the effective date.  Compensation cost is based on the fair value of the awards granted and is recognized over the requisite service period of the award.  The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model.  The Bank has the policy of re-issuing shares from treasury shares.  As a result of the early adoption of this rule, a compensation cost of US$555 thousand was recorded during 2005.  The adjustment of US$150 thousand to apply retroactively the new method is included in income of 2005.  The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application of compensation cost, which would have been applied, had the new method been in effect.

Historically, the Bank applied the intrinsic method as provided in Accounting Principles Board Opinion No.25 (APB 25), “Accounting for Stock Issued to Employees” and related interpretations and accordingly, no compensation cost had been recognized for stock options in prior years.

(p)	Redeemable Preferred Stock
The Bank accounts as liabilities all financial instruments that embody an obligation to the issuer. The accrual of interest payable is charged to interest expense.

(q)	Derivative Financial Instruments
The Bank makes use of derivative financial instruments, primarily interest rate swaps, as part of its management of interest rate risks.

Interest rate swaps are the most common type of derivative contract used to modify exposure to interest rate risk, converting fixed-rate assets and liabilities to a floating rate. These financial instruments are used to manage interest rate risk through the exchange of interest payments based on a predetermined notional principal amount.  The underlying principal balances are not affected.  All amounts are included in earnings consistent with the classification of related interest of the hedged item.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.  In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged.  Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively.  The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly.  Any ineffectiveness must be reported in current-period earnings.

The Bank carries all derivatives in the balance sheets at fair value.  For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings.  If the hedge relationship is terminated, then the fair value adjustment to the hedge item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.  For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged cash flows affect earnings.  If the hedge relationship is terminated, then the change in fair value of the derivative recorded in other comprehensive income is recognized when the cash flows that were hedged occurs.

(r)	Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are re-measured into U.S. dollar equivalents using period-end spot foreign exchange rates.  The effects of re-measuring assets and liabilities into the U.S. dollar as the functional currency are included in other income (expense) and recorded as gains (losses) on foreign currency exchange.

(s)	Income Taxes

Bladex Head Office is exempt from the payment of income taxes.  Bladex Representacao Ltda., in Brazil, is subject to income taxes.  The New York Agency and Bladex’s subsidiary incorporated in the United States of America are subject to United States of America federal and local taxation based on the portion of income that is effectively connected with its operations in that country.  Such amounts have been immaterial to date.

(t)	Earnings Per Share
Earnings per share (EPS) are computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the year.

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

(3)	Cash and Cash Equivalents

Cash and cash equivalents are as follows:

(In US$thousands)		December 31,

		2005	2004
Cash and due from banks	US$	687	687
Interest bearing deposits with banks		229,200	154,099

Total		229,887	154,786
Less – Pledged certificate of deposit		5,000	4,200

	US$	224,887	150,586

On December 31, 2005 and 2004, the Agency of New York had pledged certificates of deposit with a carrying value of US$5 million and US$4.2 million respectively, with the State of New York Banking Department, as required by law since March 1994.

(4)	Investment Securities
	a)	Securities Available for Sale
The amortized cost, fair value and related unrealized gross gain (loss) of securities available for sale, are as follows:

(In US$ thousands)		December 31, 2005

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Bonds:
Corporate	US$	38,556	116	438	38,234
Government		144,135	601	920	143,816

	US$	182,691	717	1,358	182,050

		December 31, 2004

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Bonds - Government	US$	160,599	3,924	584	163,939
Impaired bonds - Argentine issuers		665	267	0	932

	US$	161,264	4,191	584	164,871

The following table discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer:

(In US$ thousands)		December 31, 2005

		Less than 12 Months		12 Months or Greater		Total
		Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Bonds:
Corporate	US$	31,096	438	0	0	31,096	438
Government		26,242	397	16,043	523	42,285	920

	US$	57,338	835	16,043	523	73,381	1,358

(In US$ thousands)		December 31, 2004

		Less than 12 Months		12 Months or Greater		Total
		Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Bonds - Government	US$	71,577	584	0	0	71,577	584

F-14

Impairment is evaluated considering numerous factors, and their relative significance varies case to case.  Factors considered include the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability to retain the security in order to allow for an anticipated recovery in market value.  If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to fair value, and a loss is recognized through earnings.

The unrealized losses are due to overall increases in market interest rates and not due to underlying credit concerns of the issuers.  At December 31, 2005 and 2004, the Bank believes that none of the securities in its investment portfolio are other-than-temporarily impaired.

At December 31, 2005 and 2004, securities available for sale with a carrying value of US$119.3 million and US$62.4 million, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

During 2005, the Bank collected Argentine impaired securities for US$10.7 million which had been written-off and charged to earnings in prior years. This recovery was recorded in earnings as recoveries (impairment) on securities.  During the year, an impaired security with a net carrying value of US$469 thousand was written-off and charged to earnings.

The following table presents the realized components of investment securities transactions attributable to securities available for sale:

(In US$ thousands)	December 31,

	2005		2004		2003
	Gains	Losses	Gains	Losses	Gains	Losses

US$	253	47	2,922	0	22,211	0

The amortized cost and fair value of securities available for sale distributed by contractual maturity at December 31, 2005, are shown in the following table:

(In US$ thousands)		Amortized Cost	Fair Value

Due within 1 year	US$	20,000	20,000
After 1 but within 5 years		104,071	103,003
After 5 years		58,620	59,047

	US$	182,691	182,050

b)	Securities Held to Maturity
The amortized cost, quoted market value, and related unrealized gross gain of securities held to maturity are as follows:

(In US$ thousands)		December 31, 2005

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Bonds - Government	US$	26,520	0	195	26,325

		December 31, 2004

		Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Bonds - Government	US$	27,984	133	0	28,117

The security held to maturity has been in unrealized gross loss position for less than 12 month and the unrealized loss is not considered other-than-temporary.

At December 31, 2005 and 2004, securities held to maturity with a carrying value of US$26.5 million and US$27.9 million, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

(5)	Loans
The remaining loan maturities are summarized as follows:

(In US$ thousands)		December 31,

		2005	2004
Current
Up to 1 month	US$	397,745	255,891
From 1 month to 3 months		601,557	356,777
From 3 months to 6 months		592,223	617,428
From 6 months to 1 year		521,367	614,783
Over 1 year		468,305	341,255
Impaired		0	12,500

		2,581,197	2,198,634
Restructured and impaired		28,822	238,777
Past due		0	4,275

	US$	2,610,019	2,441,686

The fixed and floating interest rates distribution of the loan portfolio is as follows:

(In US$ thousands)		December 31,

		2005	2004
Fixed interest rates	US$	1,561,893	1,480,457
Floating interest rates		1,048,126	961,229

	US$	2,610,019	2,441,686

At December 31, 2005, 89% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following table provides a breakdown of loans by country risk:

(In US$ thousands)		December 31,

		2005	2004
Country
Argentina	US$	51,215	206,782
Brazil		1,095,055	1,054,073
Chile		282,500	321,500
Colombia		249,025	148,262
Costa Rica		53,962	37,507
Dominican Republic		997	242
Ecuador		25,407	51,047
El Salvador		80,753	44,473
Guatemala		41,303	38,040
Honduras		25,654	5,957
Jamaica		24,018	26,123
Mexico		160,737	262,156
Nicaragua		1,977	4,808
Panama		156,061	89,298
Peru		180,156	54,692
Trinidad and Tobago		177,498	92,121
Uruguay		3,701	0
Venezuela		0	4,605

	US$	2,610,019	2,441,686

In the normal course of business, at December 31, 2005 and 2004, the Bank has credit activity transactions with 22% and 23%, respectively of its Class “A” and “B” stockholders (See Note 12).  All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures.  At December 31, 2005 and 2004, approximately 40% and 49%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties.  At December 31, 2005, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

(In US$ thousands)		December 31,

		2005	2004	2003
Loans on non-accrual status	US$	28,822	255,552	444,876

Interest which would had been recorded if the loans had not been on a non-accrual status	US$	7,004	18,716	28,889
Interest income collected on non-accruing loans		7,670	18,692	24,086

Foregone interest revenue	US$	0	24	4,803

The following is a summary of information pertaining to impaired loans:

(In US$ thousands)		December 31,

		2005	2004	2003
Impaired loans with specific allowance for credit losses	US$	28,822	255,552	444,876

Specific allowance for impaired loans (under SFAS 114)	US$	11,184	81,725	191,293

Average balance of impaired loans during the year	US$	105,964	356,278	572,812

Interest income collected on impaired loans	US$	7,670	18,692	24,086

(6)	Allowance for Credit Losses
The allowance for credit losses is available to absorb estimated probable credit losses existing in the credit portfolio at the date of the consolidated balance sheets.

During the third quarter of 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses.  The new methodology incorporates eight years of statistical data on Bladex’s historical loss performance in the calculation of expected loss and loss given default ratios replacing the use of general probability of default information from rating agencies in the former model.  The Bank believes that this new methodology provide a more adequate level of allowance for credit losses.

The effect of the change in methodology for 2005 decreased the net income by US$10 million (or US$0.26 per share). The adjustment of US$2.7 million to apply retroactively (to December 31, 2004) the new methodology is included in income of 2005.  The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application of credit loss reserve, which would have been applied, had the new methodology been in effect.

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for Loan Losses:

(In US$ thousands)		December 31,

		2005	2004	2003
Balance at beginning of the year	US$	106,352	224,347	429,720

Reversal of provision for loan losses:
Reversal - 2005		(48,180)	(111,400)	(69,508)
Reversal - effect of a change in the credit loss reserve methodology - 2005		(5,975)	0	0

		(54,155)	(111,400)	(69,508)

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology		(5,937)	0	0
Loan recoveries		2,612	6,396	1,971
Loans written-off against the allowance for loan losses		(9,424)	(12,991)	(137,836)

Balance at end of the year	US$	39,448	106,352	224,347

b)	Reserve for Losses on Off-Balance Sheet Credit Risk:

(In US$ thousands)		December 31,

		2005	2004	2003

Balance at beginning of the year	US$	33,101	33,972	23,369

Provision (reversal) for losses on off-balance sheet credit risk:
Provision (reversal) - 2005		(210)	(871)	10,603
Provision - effect of a change in the credit loss reserve methodology - 2005		15,991	0	0

		15,781	(871)	10,603

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology		3,204	0	0

Balance at end of the year	US$	52,086	33,101	33,972

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items, such as:  confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.  (See Note 16).

(7)	Premises and Equipment
The table below provides information on premises and equipment:

(In US$ thousands)		December 31,

		2005	2004
Land	US$	462	462
Building and improvements		4,185	4,148
Furniture and equipment		7,743	8,079

		12,390	12,689
Less: accumulated depreciation		9,137	9,181

	US$	3,253	3,508

(8)	Deposits
The maturity profile of the Bank’s deposits is as follows:

(In US$ thousands)		December 31,

		2005	2004
Demand	US$	28,385	22,619
Up to 1 month		575,362	475,821
From 1 month to 3 months		361,071	261,290
From 3 months to 6 months		81,800	103,001
From 6 months to 1 year		0	1,429

	US$	1,046,618	864,160

Aggregate amounts of time deposits of US$100,000 or more	US$	1,018,038	841,541

Aggregate amounts of deposits in offices outside of Panama	US$	350,026	301,495

Interest expense	US$	8,853	4,485

(9)	Short-Term Borrowings
The breakdown of short-term borrowings due to banks and other investors is as follows:

(In US$ thousands)		December 31,

		2005	2004
Borrowings:
At fixed interest rates:
Advances from banks	US$	608,100	622,350
Discounted acceptances		24,000	0
Securities sold under repurchase agreements		128,599	82,368

Total short-term borrowings	US$	760,699	704,718

Average outstanding during the year	US$	601,361	532,575

Maximum outstanding at any month-end	US$	760,699	704,718

	December 31,

	2005	2004
Weighted average interest rate at the end of the year	4.73%	2.83%
Weighted average interest rate during the year	3.39%	1.74%

(10)	Medium and Long-Term Borrowings and Placements

Borrowings consist of medium term and syndicated borrowings from international banks.  Placements consist of Euro medium-term notes.  The breakdown of medium and long-term borrowings and placements (original maturity of more than one year) is as follows:

(In US$ thousands)		December 31,

		2005	2004
Borrowings:
At fixed interest rates with due dates in July 2007	US$	40,000	0
At floating interest rates with due dates from April 2005 until December 2009		449,860	333,621

Total borrowings		489,860	333,621

Placements:
At fixed interest rates with due dates from January 2005 until September 2005		0	21,000
At floating interest rates with due dates from September 2005 until October 2010		44,000	49,000

Total placements		44,000	70,000

Total medium and long-term borrowings and placements outstanding	US$	533,860	403,621

Average outstanding during the year	US$	444,393	392,059

Maximum outstanding at any month-end	US$	587,998	488,363

	December 31,

	2005	2004
At fixed interest rates:
Weighted average interest rate at the end of the year	4.33%	8.05%
Weighted average interest rate during the year	5.52%	7.24%

At floating interest rates:
Weighted average interest rate at the end of the year	4.67%	2.97%
Weighted average interest rate during the year	3.78%	2.03%

The future maturities of medium and long-term borrowings and placements outstanding at December 31, 2005, are as follows:

(In US$ thousands)
2006	US$	83,500
2007		170,360
2008		255,000
2009		20,000
2010		5,000

	US$	533,860

The Bank’s funding activities include a Euro-Medium-Term Note program (“EMTN Program”), which, in October 1997, was increased to a maximum of US$2.3 billion.  The program may be used to issue notes with maturities from 90 days up to a maximum of 30 years, at fixed, floating interest rates, or at discount, and in various currencies.  The notes are generally sold in bearer or registered form through one or more authorized financial institutions. During 2005 and 2004, the Bank issued notes for US$15 million and US$10 million, respectively, under this program.

Early Extinguishment of Debt

During the first quarter of 2004, the Bank repurchased in the market at discount, notes issued under its EMTN program, with a face value of US$5 million and due in 2004 which resulted in realized gains of US$6 thousand.

(11)	Redeemable Preferred Stock

The redeemable preferred stock is non-voting. If the Bank fails to pay the minimum dividend of 8% for three years, and certain other conditions were not complied with, the preferred stockholders have the right to elect a Director.  In case of a liquidation of the Bank, the preferred stockholders are entitled to receive a liquidation preference of US$10 per share, plus accrued and unpaid dividends.  The Bank is required to redeem preferred stock at its par value by means of a sinking fund designed to retire 20% of the aggregate par value of the preferred stock outstanding as of March 15, 2002, and on March 15 of each of the subsequent years up to 2006.  On May 16, 2005, the Bank redeemed 304,639 outstanding shares, chosen by lot on March 23, 2005.  At December 31, 2005 and 2004, the Bank had 202,633 and 169,719 preferred stocks, respectively, redeemed but not claimed by preferred shareholders.   During the 2005, the Bank repurchased 630 preferred shares.

Preferred stockholders have the right to receive an interest on their preferred stock equivalent to the same percentage as the common stockholders (excluding from the calculation any common stock issued as stock dividend).

(12)	Common Stock
The Bank’s common stock is divided into three categories:
	1)	Class “A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
	2)	Class “B”; shares may only be issued to banks or financial institutions.
	3)	Class “E”; shares may be issued to any person whether a natural person or a legal entity.

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one to one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2005:

(Shares units)	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000

Outstanding at December 31, 2002	4,911,185	3,746,721	8,685,287	17,343,193
Conversions	0	(933,016)	933,014	(2)
Issuance of new stock	1,431,004	652,997	19,915,999	22,000,000
Restricted stock granted	0	0	9,547	9,547

Outstanding at December 31, 2003	6,342,189	3,466,702	29,543,847	39,352,738
Conversions	0	(195,433)	195,432	(1)
Restricted stock granted	0	0	6,242	6,242
Repurchased stock	0	0	(461,900)	(461,900)

Outstanding at December 31, 2004	6,342,189	3,271,269	29,283,621	38,897,079
Conversions	0	(56,925)	56,925	0
Restricted stock granted	0	0	5,320	5,320
Repurchased stock	0	0	(805,900)	(805,900)
Stock awards granted	0	0	276	276

Outstanding at December 31, 2005	6,342,189	3,214,344	28,540,242	38,096,775

On August 3, 2004, the Board of Directors authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of US$50 million of its Class E shares of common stock, in the open market at the then prevailing market price.

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly, classified as treasury stock:

(In US$ thousands, except shares data)	Class “A”		Class “B”		Class “E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at December 31, 2002	318,140	10,708	568,010	15,655	1,750,505	59,271	2,636,655	85,634
Restricted stocks granted	0	0	0	0	(9,547)	(323)	(9,547)	(323)

Outstanding at December 31, 2003	318,140	10,708	568,010	15,655	1,740,958	58,948	2,627,108	85,311
Repurchased during 2004	0	0	0	0	461,900	7,527	461,900	7,527
Restricted stocks granted	0	0	0	0	(6,242)	(211)	(6,242)	(211)

Outstanding at December 31, 2004	318,140	10,708	568,010	15,655	2,196,616	66,264	3,082,766	92,627
Repurchased during 2005	0	0	0	0	805,900	13,815	805,900	13,815
Restricted stocks granted	0	0	0	0	(5,320)	(152)	(5,320)	(152)
Stock awards granted	0	0	0	0	(276)	(8)	(276)	(8)

Outstanding at December 31, 2005	318,140	10,708	568,010	15,655	2,996,920	79,919	3,883,070	106,282

(13)	Capital Issuance and Related Costs

During 2003, the Bank increased its paid-in capital by US$147 million through a stock rights offering.  At December 31, 2003, the accumulated direct costs provided by the financial advisors as well as legal and others were US$11.9 million, which was recorded as a deduction from additional paid-in capital.

(14)	Cash and Stock Based Compensation Plans

The Bank established equity compensation plans under which it administers restricted stock and stock options plans to attract, retain and motivate Directors, and key employees to compensate them for their contributions to the growth and profits of the Bank.

	a)	Restricted Stock – Directors

During 2003, the Board of Directors approved a restricted stock award program for non-employee Directors of the Bank.  Restricted stock may be sourced from treasury stock, or authorized un-issued shares.  On a yearly basis, the Bank’s Board of Directors may grant Class “E” shares for each Director worth US$10 thousand, and to the Chairman of the Board worth US$15 thousand, all based on Bladex’s closing price in the NYSE at the last trading date preceding the grant.  The restricted stocks have a cliff vesting after five years.  During 2005, 2004 and 2003, the Bank issued under this plan, 5,320, 6,242 and 9,547, Class E common shares respectively, and related compensation costs charged against income was US$95 thousand for each year.

	b)	Indexed Stock Option Plan 2003 – Directors and Key Employees

During 2003, the Board of Directors approved an indexed stock option plan for non-employee Directors and key employees of the Bank.  On annual basis, the plan allows Directors to receive options to purchase Class “E” shares from treasury shares already held, for an equivalent amount of US$10 thousand, and for the Chairman of the Board, an equivalent amount of US$15 thousand.  The number of options granted for key employees is determined by the Board of Directors based on the target of each eligible position and the value of the option at grant date.

The indexed stock options expire in seven years with a cliff-vesting period of four years. The exercise price is adjusted based on the change in a customized Latin America general market index.

A summary of the status of the share options granted under the indexed stock option plans is presented below:

	December 31,

	2005		2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	184,836	18.53	0	US$0
Granted	152,084	17.30	186,886	12.19
Forfeited	(29,907)	17.30	(2,050)	12.19

Outstanding, end of year	307,013	17.30	184,836	12.19

Exercisable at year end	0	0	0	0

Weighted average fair value of options granted during the year		US$5.18		US$6.54

	December 31, 2005

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (In years)

US$10.00 - 20.00	307,013	US$13.95	5.48

As of December 31, 2005, the Bank had an unrecognized compensation cost of US$1.1 million related to non-vested options granted under the Plan, which will be recognized over a period of 3.08 years.

The fair value of each option granted is estimated at the grant date using the Black-Scholes option-pricing model, based on the following factors:

	December 31,

	2005	2004

Weighted average fair value option	5.25	6.62
Weighted average expected term	6.17 years	5.37 years
Expected volatility	51.37%	51.37%
Risk-free rate	3%	3%
Expected dividends	6.70%	6.70%

c)	Stock Option Plan - Directors and Employees

During 2000, the Board of Directors approved a stock option plan for non-employee Directors of the Bank.  The exercise price of each option must equal 100% of the market value of the stock at the grant date and becomes 100% exercisable one year after the grant date and expire on the fifth year after the grant date.

During 1995 and 1999, the Board of Directors approved two stock option plans for employees (the “1995 and 1999 Stock Option Plan”).  For 1995 and 1999, stock option plans, the stock options were granted at a purchase price equal to the average market value of the common stock at the grant date; one third of the options may be exercised on each successive year and two years, respectively, after the grant date and expire on the tenth anniversary after the grant date.

On July 19, 2003, the Board of Directors approved discontinuing these plans therefore, no additional stock options have been granted.

A summary of the status of the stock options granted to Directors and employees is presented below:

	December 31,

	2005			2004			2003

	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price	Shares		Wtd. Avg. Exercise Price
Outstanding, beginning of year	102,012	US$	36.12	228,625	US$	36.86	247,642	US$	37.23
Forfeited	(37,483)	US$	35.35	0		0	0		0
Expired	(8,436)	US$	37.88	(126,613)	US$	37.46	(19,017)	US$	41.66

Outstanding, end of year	56,093	US$	34.34	102,012	US$	36.12	228,625	US$	36.86

Exercisable at year end	56,093	US$	34.34	93,989	US$	36.40	191,210	US$	38.00

	December 31, 2005

	Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Weighted Average Contractual Life Remaining	Number Exercisable		Weighted Average Exercise Price

US$20.00 - 30.00	17,343	US$	23.10	4 years	17,343	US$	23.10
US$30.01 - 40.00	18,950	US$	32.88	5 years	18,950	US$	32.88
US$40.01 – 50.00	10,300	US$	42.06	2 years	10,300	US$	42.06
Greater than US$50.00	9,500	US$	51.19	1 year	9,500	US$	51.19

Total	56,093	US$	34.29		56,093	US$	34.29

d)	Other Employee Plans
Expatriate officers plan:

The Bank sponsors a defined contribution plan for its expatriate top executives. The Bank’s contributions are determined as a percentage of the eligible officers’ annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a saving account, at market interest rates. During the years 2005, 2004 and 2003, the Bank charged to salaries expense, US$165 thousand, US$179 thousand, and US$140 thousand, respectively.  As of December 31, 2005, 2004 and 2003, the accumulated liability payable amounted to US$484 thousand, US$356 thousand and US$572 thousand, respectively.

Deferred equity unit plan (the “DEU Plan”):

The DEU Plan allowed eligible employees to invest up to 25% of their annual profit sharing in Class “E” shares.  The employee received a grant of one DEU for every two participating shares.  Every DEU represented the right to receive a Class “E” share.  On July 19, 2003, the Bank’s Board of Directors approved discontinuing this plan and consequently, no additional options were granted. During December 2005, 2004, and 2003, the Bank recorded as expense the market value of the related Class “E” shares of US$0.2 thousand, US$0.2 thousand and US$1.9 thousand, respectively corresponding to 122 DEU to be exercisable in February 2006.

Deferred compensation plan (the “DC Plan”):

The DC Plan has two separate features.  Under the first component, the Bank may grant to each eligible employee a number of DEU equal to an amount equivalent to a percentage, not to exceed 3%, of the employee’s compensation, divided by the market value of a Class “E” share.  Eligible employees will vest the DEU after three years of service.  Distributions are made in respect of DEU on the later of (i) the date the vested DEU are credited to an employee’s account and (ii) ten years after the employee is first credited with DEU under the DC Plan.  Participating employees receive dividends, and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units.  The second component allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive discretionary matching cash contribution.  In no event shall the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation.  On July 19, 2003, the Board of Directors approved discontinuing this plan; consequently, no additional options have been granted.

A summary of the status of the DC Plan is presented below:

	December, 31

	2005	2004	2003

Outstanding at the beginning of the year	28,351	28,890	9,114
Granted	0	0	20,140
Forfeited	0	(82)	(281)
Exercised	(398)	(457)	(83)

Outstanding at end of the year	27,953	28,351	28,890

As of December 31, 2005, 2004 and 2003, expenses recorded were US$67 thousand, US$32 thousand and US$59 thousand, respectively.

(15)	Earnings Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated:

(In US$ thousands, except per share amounts)		December 31,

		2005	2004	2003

Income before cumulative effect of changes in accounting principles:	US$	77,518	141,730	111,496
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology		2,733	0	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation		(150)	0	0

Net income		80,101	141,730	111,496
Less - Preferred stock dividends		0	0	366

Net income available to common stockholders for both, basic and diluted EPS		80,101	141,730	111,130
Weighted average common shares outstanding applicable to basic EPS		38,550	39,232	28,675
Basic earnings per share:
Income before cumulative effect of changes in accounting principles		2.01	3.61	3.88
Cumulative effect on prior years of accounting changes		0.07	0	0

Net income per share	US$	2.08	3.61	3.88

Weighted average common shares outstanding applicable to diluted EPS		38,550	39,232	28,675
Effect of dilutive securities (1):
Indexed stock option plans		310	139	0

Adjusted weighted average common shares outstanding applicable to diluted EPS		38,860	39,371	28,675
Diluted earnings per share:
Income before cumulative effect of changes in accounting principles		1.99	3.60	3.88
Cumulative effect on prior years of accounting changes		0.07	0	0

Net income per share	US$	2.06	3.60	3.88

Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Income before the effect of changes in accounting principles:	US$	77,518	141,730	111,496
Less - Preferred stock dividends		0	0	(366)

Net income, as originally reported		77,518	141,730	111,130
Effect on prior years of a change in the credit loss reserve methodology		0	(8,244)	428
Effect on prior year of early adoption of the fair-value-based method of accounting stock-based employee compensation		0	(150)	0

Net income available to common stockholders for both, basic and diluted EPS		77,518	133,336	111,558
Basic earning per share	US$	2.01	3.40	3.89

Diluted earning per share	US$	1.99	3.39	3.89

(1) At December 31, 2005 and 2004, weighted average options for 98,806 and 145,460, respectively, were excluded from the computation of diluted EPS because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

(16)	Financial Instruments with Off-Balance Sheet Credit Risk

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk, were as follows:

(In US$ thousands)		December 31,

		2005	2004
Confirmed letters of credit	US$	155,547	51,323
Stand-by letters of credit and guarantees:
Country risk		149,921	83,060
Commercial risk		239,112	120,994
Credit commitments:
At fixed interest rates		138,228	4,770
At floating interest rates		0	15,632
Reimbursement undertaking		904	0

	US$	683,712	275,779

As of December 31, 2005, the maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In US$ thousands)

Within 1 year	US$	411,446
From 1 to 2 years		94,271
From 2 to 5 years		175,102
After 5 years		2,893

	US$	683,712

As of December 31, 2005 and 2004 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In US$ thousands)		December 31,

		2005	2004
Country
Argentina	US$	2,316	5,000
Brazil		264,160	114,832
Chile		132	519
Colombia		500	410
Costa Rica		31,797	133
Dominican Republic		126,559	27,189
Ecuador		82,355	49,586
El Salvador		1,367	11,851
Guatemala		4,084	2,200
Jamaica		22,715	0
Mexico		2,957	14,959
Panama		15,350	10,125
Peru		49,779	30,530
Uruguay		3,024	0
United States		16,677	0
Venezuela		59,460	189
Other		480	8,256

	US$	683,712	275,779

Letters of Credit and Guarantees

The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions.  When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will.

The Bank provides stand-by letters of credit and guarantees (including country risk coverage), which are issued on behalf of institutional customers in connection with financing between the customers and third parties.  The Bank applies the same credit policies used in its lending process and, once issued, the commitment is irrevocable and remains valid until its expiration.  Credit risk arises from the Bank’s obligation to make payment in the event of a customer’s contractual default to a third party.  Risks associated with stand-by letters of credit and guarantees are included in the evaluation of overall credit risk.

The Bank issues stand-by letters of credit and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances.

Credit Commitments

Commitments to extend credit are a combination of either non-binding or legal agreements to lend to a customer.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank.  As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Other Commitments
Private Investment Fund and Other Investments

The Bank is committed to invest US$5 million in an investment fund whose main objective is investing in the Mexican export industry and its supply chain.  Additionally, the Bank has an equity investment in a company specialized in digital identity solutions.  These investments are recorded as other assets and are carried at cost.  At December 31, 2005 and 2004, these investments totaled US$2.7 and US$1.3 million, respectively.

At December 31, 2005, the Bank did not estimate the fair value of these investments and has not identified any events or changes in their financial conditions that may have had a significant adverse effect on the fair value of these investments.  The Bank does not consider these investments to be other-than-temporary impaired.

Purchase Agreements

The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and mainly related to the implementation during 2005 and 2006, of a new technology platform and telecommunications services. The terms of these agreements are up to 8 years and some of these agreements can be re-negotiated for annual or semi-annual price adjustments, after the fifth year.  These agreements also include maintenance and license payments, starting from 2007.  During 2005 amounts paid under these agreements are US$2 million.

Under the terms of these agreements, the Bank has committed to contractually specified minimums payments over the contractual periods. The contractual minimums payments are:

(In US$ thousands)
2006	US$	5,498
2007		699
2008		699
2009		644
2010 and all years thereafter		3,388

	US$	10,928

A certain portion of these payments will be amortized over the estimated useful lives of the assets.

To the extent that the Bank does not purchase the contractual minimum amount of services, the Bank must pay the shortfall to the vendors.  The Bank believes that it will meet the contractual minimums payments through the normal course of business.

(17)	Derivative Financial Instruments

The Bank records financial instruments that are considered to be derivatives on the consolidated balance sheets at their fair value.  For control purposes, these financial instruments are recorded at their nominal amount (“notional amount”) on the memorandum accounts.

In the normal course of business, the Bank uses interest rate and foreign exchange derivatives primarily for hedging purposes in its consolidated balance sheet management activities.  Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs.  All positions are hedged with an offsetting contract for the same currency.  The Bank manages and controls the risks on these foreign exchange trades by establishing counter party credit limits by client, and by adopting policies that do not allow for open positions.

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

As of December 31, 2005, the Bank had interest rate swaps for a notional amount of US$114.7 million and a recorded fair value of US$0.1 million.  During 2005, the Bank settled prior to maturity certain hedge relationships accounted for as fair value hedges, and recorded US$2.1 million in other income–derivative and hedging activities.  These interest rate swaps were considered highly effective at reducing the interest rate risk associated to available for sale securities.  As of December 31, 2005, the fair value hedge ineffective net gain of US$84 thousand was reported in earnings.  There were no derivative financial instruments outstanding at December 31, 2004.

(18)	Accumulated Other Comprehensive Income (Loss)
As of December 31, 2005, 2004 and 2003 the breakdown of accumulated other comprehensive income (loss) related to investment securities and derivatives was as follows:

(In US$ thousands)		Investment Securities	Derivatives Financial Instruments	Total

Balance as of December 31, 2002	US$	3,001	(3,119)	(118)
Unrealized gains (losses) arising from the year		29,470	2,735	32,205
Reclassification adjustment for gains included in net income (1)		(22,211)	0	(22,211)

Balance as of December 31, 2003		10,260	(384)	9,876
Unrealized gains (losses) arising from the year		(1,256)	384	(872)
Reclassification adjustment for gains included in net income (1)		(2,922)	0	(2,922)

Balance as of December 31, 2004		6,082	0	6,082
Unrealized losses arising from the year		(5,257)	0	(5,257)
Reclassification adjustment for gains included in net income (1)		(206)	0	(206)

Balance as of December 31, 2005	US$	619	0	619

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in this and previous years.

(19)	Fair Value Disclosure of Financial Instruments

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

The fair value of short-term borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, and the carrying value approximates fair value because of the relative short period of time between their origination and expected realization.

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

Fair values have been determined based on applicable requirements and do not necessarily represent the amount that would be realized upon liquidation.  The following table provides information on the carrying value and fair value of the Bank’s financial instruments:

(In US$ thousands)		December 31,

		2005		2004

		Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value equal to fair value	US$	370,762	370,762	202,764	202,764
Securities available for sale		182,050	182,050	164,871	164,871
Securities held to maturity		26,520	26,325	27,984	28,117
Loans, net of allowance		2,564,994	2,590,429	2,327,545	2,349,327
Derivatives financial instruments - assets		357	357	0	0

Financial liabilities:
Instruments with carrying value equal to fair value	US$	158,891	158,891	69,487	69,487
Time deposits		1,018,233	1,018,233	841,541	841,541
Short-term borrowings		760,699	760,699	704,718	704,718
Medium and long-term borrowings and placements		533,860	527,657	403,621	398,869
Derivatives financial instruments - liabilities		297	297	0	0
Commitments to extend credit, stand-by letters of credits and guarantees		683,712	1,532	275,779	1,136

(20)	Business Segment Information

The Bank’s businesses are grouped into three segments for management reporting and analysis purposes: Securities, short-term loans, medium-term loans, acceptances and contingencies (letters of credit, guarantees and other fee generating businesses).  These segments are based upon products and services offered and are identified in a manner consistent with the requirements outlined on Statement of Financial Accounting Standard No. 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information”.  The segment results show the financial performance of the major lines of business.  These results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable line of business on a systematic basis.

The short-term loans (original term of up to 365 days) represent the Bank’s principal activity, and constitute mostly short-term trade related financing to its stockholders banks and other selected commercial banks in the Region, which then on-lend to businesses engaged in foreign trade, as well as to state owned export institutions, and to private entities.

Medium-term loans (original term of over one to five years, and exceptionally more than five years) were mainly granted to selected commercial banks and corporations in the Region, to support the medium-term financing needs of the Bank’s clients.

The contingencies constitute mainly guarantees and stand-by or commercial letters of credit covering commercial and country risk.  This business segment is the primary component of fee income generation.  Additional components of other income are commissions earned on loan origination.  The following table presents certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In US$ million)

2005	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and securities
Short-term	1,573	23.8	1.6	25.4	(12.8)	12.7
Medium-term	926	21.4	1.0	22.4	(7.5)	14.9

Total loans and securities	2,498	45.3	2.6	47.8	(20.3)	27.5
Acceptances and contingencies (3)	582	0	5.7	5.7	(4.5)	1.2

Credit portfolio (4)	3,081	45.3	8.3	53.5	(24.8)	28.7

2004	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and securities
Short-term	1,884	31.5	2.4	33.9	(15.0)	19.0
Medium-term	448	10.5	0.6	11.1	(3.6)	7.5

Total loans and securities	2,332	42.0	3.0	45.0	(18.5)	26.5
Acceptances and contingencies (3)	373	0	5.8	5.8	(2.8)	2.9

Credit portfolio (4)	2,705	42.0	8.8	50.8	(21.3)	29.4

(In US$ million)

2003	Average Assets	Net Interest Income	Net Commissions and Other Income	Net Revenues	Operating Expenses	Net Operating Income (2)

Loans and securities
Short-term	1,763	37.9	17.1	55.0	(14.1)	40.9
Medium-term	720	16.1	7.0	23.1	(5.7)	17.4

Total loans and securities	2,483	54.0	24.1	78.1	(19.8)	58.3
Acceptances and contingencies (3)	369	0	6.1	6.1	(2.8)	3.3

Credit portfolio (4)	2,852	54.0	30.2	84.2	(22.6)	61.6

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)

To reconcile the net operating income reported on the preceding table with the net income reported on the consolidated statement of operations for the years ended December 31, 2005, 2004, and 2003, the following items should be included: (a) reversals  of provision for credit losses for US$38.4 million, US$112.3 million and US$58.9 million, respectively; (b) cumulative effect of a change in the credit loss reserve methodology for US$2.7 million,  (c)  Recoveries (impairment) on securities for US$10.2 million and US$(1.0) million for the years ended December 31, 2005 and 2003, respectively; (d) derivatives and hedging activities for US$2.3 million and US$(8.0) million for the years ended December 31, 2005 and 2003, respectively.

(3)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk and credit commitments.
(4)	Includes loans and investment securities plus acceptances and contingencies.

(21)	Leasehold Commitments
At December 31, 2005, a summary of leasehold commitments is as follows:

Expiration Year		Future Rental Commitments

(In US$ thousands)
2006	US$	586
2007		490
2008		495
2009		501
2010		511

	US$	2,583

Occupancy expense for years ended December 31, 2005, 2004 and 2003, amounted to US$447 thousand, US$311 thousand, and US$293 thousand, respectively.

(22)	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business and, to the best knowledge of the Bank’s management, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(23)     Summary of Unaudited Quarterly Financial Information

		2005

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	35,127	29,959	25,061	26,676
Interest expense		(22,630)	(18,291)	(15,122)	(15,528)

Net interest income		12,498	11,668	9,939	11,148

Reversal (provision) for loan losses:
Reversal (provision) - 2005		(715)	23,213	5,863	19,819
Reversal (provision) - effect of a change in the credit loss reserve methodology - 2005		16,518	707	1,266	(12,516)

		15,803	23,920	7,129	7,302

Net interest income after provision (reversal) for loan losses		28,301	35,589	17,069	18,450
Reversal (provision) for losses on off-balance sheet credit risk:
Reversal (provision) - 2005		1,571	(1,051)	(3,286)	2,977
Reversal (provision) - effect of a change in the credit loss reserve methodology - 2005		(9,854)	(10,330)	4,284	(91)

		(8,283)	(11,381)	998	2,885

Commission income, net		1,667	1,546	1,024	1,587
Derivatives and hedging activities		2,336	2	0	0
Recovery of impairment loss on securities		0	137	0	10,069
Gain (loss) on sale of securities available for sale		(40)	0	93	152
Gain (loss) on foreign currency exchange		(29)	12	20	0
Other income, net		3	1	1	1
Operating expenses		(7,407)	(6,034)	(5,616)	(5,633)

Net income before cumulative effect of changes in accounting principles		16,548	19,872	13,590	27,511
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology		0	0	0	2,733
Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation		(150)	0	0	0

Net income	US$	16,398	19,872	13,590	30,245

Net income per share before the cumulative effect of changes in accounting principles	US$	0.43	0.52	0.35	0.71
Cumulative effect of changes in accounting principles		0	0	0	0.07
Net income per share	US$	0.43	0.52	0.35	0.78

Diluted earnings per share before cumulative effect of a change in the credit loss reserve methodology	US$	0.43	0.51	0.35	0.70
Cumulative effect of changes in accounting principles		0	0	0	0.07
Diluted earnings per share	US$	0.43	0.51	0.35	0.77

Average number of common shares outstanding (thousands)		38,097	38,481	38,738	38,895

		2004

(In US$ thousands, except per share data)		Fourth	Third	Second	First

Interest income	US$	20,422	18,535	17,687	19,508
Interest expense		(11,358)	(7,950)	(6,632)	(8,186)

Net interest income		9,064	10,585	11,054	11,322
Reversal of provision for loan losses		45,010	27,413	20,638	18,338

Net interest income after provision for loan losses		54,074	37,998	31,692	29,660
Reversal (provision) for losses on off-balance sheet credit risk		4,715	(3,683)	(3,212)	3,051
Commission income, net		1,201	1,569	1,471	1,686
Derivatives and hedging activities		0	24	(89)	113
Gain on sale of securities available for sale		0	2,589	332	0
Gain on early extinguishment of debt		0	0	0	6
Gain (loss) on foreign currency exchange		7	5	(205)	(1)
Other income, net		60	14	1	2
Operating expenses		(6,145)	(4,792)	(5,727)	(4,689)

Net income	US$	53,913	33,724	24,263	29,830

Earnings per share	US$	1.39	0.86	0.62	0.76
Diluted earnings per share	US$	1.38	0.85	0.61	0.76
Average number of common shares outstanding (thousands)		38,916	39,310	39,353	39,353

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ JAIME RIVERA

Jaime Rivera
Chief Executive Officer
June 15, 2006

EXHIBIT INDEX

Exhibit

Exhibit 12.1.     Rule 13a-14(a) Certification of Principal Executive Officer

Exhibit 12.2.     Rule 13a-14(a) Certification of Principal Financial Officer

Exhibit 13.1.     Rule 13a-14(b) Certification of Principal Executive Officer

Exhibit 13.2.     Rule 13a-14(b) Certification of Principal Financial Officer