Form 20-F
period 2006-12-31
LATIN AMERICAN EXPORT BANK
filed 2007-06-26
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

6,342,189	Shares of Class A Common Stock
2,725,387	Shares of Class B Common Stock
27,261,495	Shares of Class E Common Stock
36,329,072	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes     ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes    ☒ No

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

TABLE OF CONTENTS

PART I

Item 10.	Additional Information	49
A.	Share Capital	49
B.	Memorandum and Articles of Association	49
C.	Material Contracts	49
D.	Exchange Controls	49
E.	Taxation	49
F.	Dividends and Paying Agents	53
G.	Statement by Experts	53
H.	Documents on Display	53
I.	Subsidiary Information	53
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	53
Item 12.	Description of Securities Other than Equity Securities	56
Item 13.	Defaults, Dividend Arrearages and Delinquencies	56
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	56
Item 15.	Controls and Procedures	56
Item 16.	Reserved	57
A.	Audit and Compliance Committee Financial Expert	57
B.	Code of Ethics	57
C.	Principal Accountant Fees and Services	57
D.	Exemptions from the Listing Standards for Audit Committees	58
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	58
Item 17.	Financial Statements	59
Item 18.	Financial Statements	59
Item 19.	Exhibits	59

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Carlos Yap, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8563. Written requests also may be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements regarding:

•	the anticipated growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of corporate clients;
•	the continuation of the Bank’s preferred creditor status;
•	the effects of changing interest rates on the Bank’s financial condition;
•	the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income in future periods;
•	the implied volatility of the Bank’s Treasury revenues;
•	the adequacy of the Bank’s allowance for and provisions for credit losses;
•	he Bank’s ability to maintain its investment-grade credit ratings;
•	the availability and cost of funding for the Bank’s lending operations; and
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

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

A.     Selected Financial Data

The following table presents consolidated selected financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and audited by KPMG. The consolidated financial statements of the Bank at December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of KPMG. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with “Information on the Company,” “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	2002	2003	2004	2005	2006
	(in $ thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income [1]	$64,779	$53,987	$42,025	$45,253	$58,837
Commission income, net [1]	8,886	7,446	5,928	5,824	6,285
Reversal of (Provision for) credit losses [2]	(278,756)	58,905	112,271	38,374	13,045
Total operating expenses	(19,259)	(22,561)	(21,352)	(24,691)	(28,929)
Income (loss) from continuing operations	(266,492)	111,496	141,730	77,518	57,902
Cumulative effect of accounting changes	0	0	0	2,583	0
Net income (loss)	(268,838)	111,496	141,730	80,101	57,902
Balance Sheet Data:
Trading assets	0	0	0	0	130,076
Investment securities	160,714	77,793	192,856	208,570	471,351
Loans	2,516,512	2,275,031	2,441,686	2,610,019	2,980,772
Allowance for loan losses	429,720	224,347	106,352	39,448	51,266
Total assets	2,925,401	2,560,612	2,732,940	3,159,231	3,978,338
Total deposits	551,973	702,955	864,160	1,046,618	1,056,278
Trading liabilities	0	0	0	0	54,832
Short-term borrowings and placements	647,344	687,214	704,718	760,699	1,595,604
Medium and long-term borrowings and placements	1,285,493	485,516	403,621	533,860	558,860
Total liabilities	2,584,002	1,976,283	2,076,810	2,542,449	3,394,442
Total stockholders’ equity	328,923	584,329	656,130	616,782	583,896
Average number of shares outstanding	17,343	28,675	39,232	38,550	37,065
Per Common Share Data:
Net income (loss) per share	(15.56)	3.88	3.61	2.08	1.56
Diluted earnings (loss) per share	(15.56)	3.88	3.60	2.06	1.54
Book value (period end)	18.91	14.84	16.87	16.19	16.07
Cash dividends per share	0.00	0.00	1.50	2.60	1.75
Selected Financial Ratios:
Performance Ratios:
Return on average assets	(6.47)%	4.24%	5.83%	3.00%	1.70%
Return on average stockholders’ equity	(60.48)%	23.91%	22.75%	12.85%	9.96%
Net interest margin [3]	1.48%	1.87%	1.65%	1.70%	1.76%
Net interest spread [3]	0.96%	1.23%	0.98%	0.67%	0.70%
Total operating expenses to total average assets	0.46%	0.86%	0.88%	0.93%	0.85%

At and for the Year Ended December 31,
2002	2003	2004	2005	2006
(in $ thousands, except per share amounts and ratios)
Cash dividend payout ratio	0.00%	0.00%	41.52%	125.13%	112.02%
Asset Quality Ratios:
Impaired loans to total loans, net of unearned income and deferred commission [4]	27.62%	19.62%	10.50%	1.11%	0.00%
Charged-off loans to total loans, net of unearned income and deferred commission	0.8%	6.1%	0.5%	0.4%	0.00%
Allowance for loan losses to total loans, net of unearned income and deferred commission	17.17%	9.89%	4.37%	1.51%	1.72%
Allowance for credit losses to non-accruing credits	54%	53%	48%	217%	n.a.
Capital Ratios:
Stockholders’ equity to total assets	11.24%	22.82%	24.01%	19.52%	14.68%
Tier 1 capital to risk-weighted assets [5]	15.26%	35.42%	42.90%	33.74%	24.45%
Total capital to risk-weighted assets [5]	16.51%	36.67%	44.15%	34.99%	25.70%

[1]
For 2002, commission expense related to borrowings and placements was reclassified from commission expense and other charges to interest expense to conform to the required presentation for 2003 pursuant to U.S. GAAP.

[2]	For information regarding reversal (provision) for credit losses, see “Business Overview” and “Results of Operations”.
[3]	For information regarding calculation of the net interest margin and the net interest spread, see “Results of Operations—Net Interest Income and Margins”.
[4]
Repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 amounted to $23 million in 2005, and $202 million in 2004, and related mostly to Argentine credits.

[5]	Calculated using the U.S. Federal Reserve Board’s 1992 fully phased in risk-weighted capital guidelines.

B.	Capitalization and Indebtedness
Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds
Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Region

The Bank’s credit portfolio is concentrated in Latin America and the Caribbean. Adverse economic changes in those countries, could affect adversely the Bank’s growth, asset quality, prospects, profitability and financial condition.

The Bank’s lending activities and, as a result, the credit portfolio is concentrated in Central and South America and the Caribbean (the “Region”), which is a reflection of its mission and strategy. Historically, economies of countries in the Region have occasionally experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recession, declining investments, government and private sector debt defaults and restructurings, significant inflation and/or devaluation.  Global economic changes, including oil prices, commodities prices, the U.S. dollar interest rates and exchange rate, and slower economic growth in developed countries, could have a significant adverse effect on the economic condition of countries in the Region. In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the quality of the Bank’s credit portfolio, including increased loan loss provisions, debt restructurings, and loan losses and, as a result, on the Bank’s growth, asset quality, prospects, profitability, and financial condition.

The Bank’s lending activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, cash flows and results of operations if one or more of those countries encounters economic difficulties. At December 31, 2006, approximately 64% of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,663 million, or 42%); Colombia ($329 million, or 8%); Mexico ($283 million, or 7%); and Peru ($280 million, or 7%).

In addition, at December 31, 2006, 15% of the Bank’s total credits were to five borrowers in Brazil, and 9% of total credits were to three borrowers from: Ecuador (3%), Peru (3%), and the Dominican Republic (3%).  A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio and, as a result, require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

The Bank makes mostly U.S. dollar-denominated loans and investments. As a result, the Bank faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers, even if they are exporters, to acquire dollars to repay loans on a timely basis, and/or that significant currency devaluation will occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans.

Increased risk perception in countries in the Region where the Bank has large credit exposure could have an adverse impact on the Bank’s credit ratings, funding activities and funding costs.

Increased risk perception in any country in the Region where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings. A credit rating downgrade would likely increase the Bank’s funding costs, and reduce its deposit base and access to the debt capital markets. In that case, the Bank’s ability to obtain the necessary funding to carry on its trade finance activities in Latin America at meaningful levels could be severely hampered.

Risks Relating to the Bank’s Business

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based in a process that estimates the probable loss inherent in the portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, and the Bank’s management’s qualitative judgment. The latter includes assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its credit portfolio, which in turn, could have a material adverse effect on the Bank’s financial condition and results of operations.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short-term borrowings, long-term debt, derivatives and trading positions. Among many other market conditions that may shift from time to time, thereby exposing the Bank to market risk, are fluctuations in interest and currency exchange rates, changes in the implied volatility of interest rates, changes in foreign exchange rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse affects on the Bank’s financial condition, results of operations, and business.

Bladex faces liquidity risk, and its failure to adequately manage this risk could produce a liquidity shortage, which could affect adversely its financial condition and results of operations.

Bladex, like all financial institutions, faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits, borrowings, and placements required to fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce a cash shortage as a result of which the Bank would not be able to repay these obligations as they become due.

As a U.S. dollar based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country. Central banks in other Latin American countries would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage. Accordingly, if the Bank faced a liquidity shortage, it would have to rely on commercial liquidity sources to resolve it.

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

No assurance can be given that, in the future, the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio.

Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect results of operations.

Most of the competition the Bank faces in the trade finance area comes from international banks, the majority of which are European and North American institutions. Many of these international banks have substantially greater resources than the Bank and enjoy access to less expensive funding than the Bank does. There can be no assurance that increased competition will not affect adversely the Bank’s growth prospects and results of operations.

Although some of these international banks compete directly with the Bank, in many cases they also provide funding for the Bank and represent a source of business. If these international banks ceased providing funding to the Bank, the Bank would be required to seek funding from other sources, which may not be available, or if available, may be at higher interest costs.

Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. This significant consolidation of the banking business has also reduced the number of client banks in the Region for trade finance credit and services. Globalization of the capital markets and financial services industries exposes the Bank to further competition. The Bank's ability to grow its business and therefore, its earnings, is affected by these competitive pressures.

Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of the initiatives.

Part of the Bank’s strategy is to diversify income sources through business initiatives, including targeting new clients and developing new products and services. These initiatives may not be fully implemented within the time frame the Bank expects, or at all. In addition, even if such initiatives are fully implemented, they may not generate revenues as expected. Any delays in implementing these business initiatives, could prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations, and growth prospects.

Item 4.    Information on the Company

A.    History and Development of the Company

The Bank, headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region. The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity. The Bank was constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations in January 1979. The Bank operates under the commercial name of “Bladex”. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

Bladex offers its services through the Bank’s head office and subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency (the "New York Agency") and Bladex Asset Management, its International Administrative Office in Miami, its subsidiaries in Brazil and the Cayman Islands, its representative offices in Mexico City and Buenos Aires, and a worldwide network of correspondent banks. See “Organizational Structure” and Note 1 to the Consolidated Financial Statements.

B.    Business Overview

Overview

The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders. The Bank is principally engaged in providing trade financing to selected commercial banks and corporations in the Region. The Bank’s core trade finance products include loans for pre and post export financing and import of goods, letters of credit, banker’s acceptances and guarantees. The majority of the Bank’s loans are extended in connection with specific identified foreign trade transactions. More recently, through its revenue diversification strategy, the Bank has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting, leasing, structured trade and vendor financing, and US clearing electronic services.

The Bank’s lending activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by sales of debt securities to financial institutions and investors in Japan, Europe and North America and the Region. The Bank does not provide retail-banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

During 2006, the Bank completed the process of conversion of its treasury area into a revenue center. The area is organized around three business platforms, from which Bladex intermediates in the capital markets throughout the Region. The Treasury, based in the Panama head office, is responsible for ensuring the Bank’s funding and liquidity, for the management of its interest rate and liquidity risks, and for Bladex’s investments in fixed-income securities. Asset Distribution, based in the New York Agency, was established to intermediate in the primary and secondary loan markets in Latin America. Bladex Asset Management, based in New York, is engaged in the management of a multi-strategy portfolio of Latin American fixed income securities, currencies, and credit derivatives.

At December 31, 2006, the Bank had 47 officers across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Historically, trade finance generally has not been negatively affected by Latin American debt restructurings. This has been due, in part, to the perceived importance that governments and borrowers in the Region attach to maintaining their access to trade finance. In the case of Bladex, the Bank generally has enjoyed “preferred creditor” status in several countries in the Region, which has strengthened its position in respect of debt restructurings. The Bank, due in part to its preferred creditor status, generally has been allowed to negotiate directly with the governments of these countries concerning its loans, as opposed to negotiating indirectly as a member of a group of creditors in debt restructuring proceedings. In addition, the Bank’s preferred creditor status has generally exempted it from convertibility and transfer limitations of U.S. dollars for payment of external obligations. The Bank believes that its preferred creditor status is partially attributable to its relationship with its Class A stockholders consisting of central banks or governmental financial institutions from 23 countries in the Region.

Developments During 2006

During 2006, Bladex achieved net income of $58 million, or $1.56 per share, compared with net income of $80 million, or $2.08 per share, for 2005. The net income reduction was driven by lower reversals of credit provisions and recoveries on assets, net of impairments, which for 2006 amounted to $19 million, compared to $51 million in 2005.

Bladex’s strategy of diversifying its activities and revenues, as well as broadening its services to new clients along new trade-related business lines translated into an increase of 36% in operating income (net income before net reversals of credit provisions and recoveries on assets, net of impairments), to $39 million, compared to $29 million in 2005, reflecting principally a 30% increase in net interest income, an 8% increase in fee income, and higher gains in Treasury activities. Net revenues from the impaired portfolio contributed only 6% of this operating income, compared to 20% in 2005. Excluding this effect, the real increase in operating income reached 60%. The increase in the Bank’s revenue, combined with careful expense control allowed the Bank to improve its operating efficiency ratio from 46% in 2005 to 42% in 2006. As a result, the Bank’s operating return on average equity rose to 6.8%, compared to 4.6% in 2005, and 4.7% in 2004.

Sustained growth in the Bank’s commercial activity resulted in over $8 billion in credit disbursements in 2006, and a 19% increase in its average credit portfolio over 2005. This growth was achieved under conditions of high liquidity in the financial markets and intense regional competition, and was especially noteworthy in the corporate segment.

The growth of the Bank’s credit and other business activities was achieved while maintaining its credit quality, allowing Bladex to close 2006 without any past due or non-accrual loans. The Bank continued to develop and introduce new products in 2006. The Bank launched new activities in leasing, and completed the transformation of the Treasury function into a profit center, through active participation in the Region’s fixed income markets and through the creation of a new proprietary asset management fund.

In addition, the Bank completed a series of important internal projects in 2006, such as the deployment of a new technology platform, which has allowed the Bank to optimize its responsiveness to clients, improve its operating efficiency, and upgrade its information management systems.

Developments and Strategy for 2007

In 2007, Bladex continues to focus its efforts on diversifying its revenue sources across a stronger client franchise, geared towards a growing corporate segment, a wider product range, and expanded Treasury operations, with the objective of achieving improved return on equity levels.

The Bank has adjusted its business model to further expand its participation in the value chain of international trade flows. In this context, the Bank is developing and implementing new products to finance trade flows between the Region and the rest of the world, and to facilitate trade between countries within the Region, thus strengthening intra-regional commercial flows. As such, the commercial effort is primarily focused on offering services to a significant segment of the external trade business that is not adequately covered by local financial markets, or by multinational banks operating in the Region.

To achieve this, in 2007 Bladex continues to reinforce its product portfolio. Introducing operational and financial leasing services allows Bladex to offer additional financing solutions to its clients. The Bank also continues to focus its efforts on leveraging the Bank’s competitive advantages in originating, structuring, underwriting, and distributing trade finance transactions by focusing on maximizing profitability per client, and strengthening the Bank’s relationships with its clients.

The Bank also continues to expand its Treasury activities and continue complementing its revenue sources. During 2007, the Bank plans to increase its available for sale and held to maturity fixed income portfolio and intends to adjust the structure of its asset management fund to allow the participation of third-party investors.

During the first quarter of 2007, the Bank decided to discontinue its digital identity project, as the market for the service in the Region was taking longer to mature than the Bank's management had anticipated. While the project expenses were relatively small, amounting to less than 3% of the Bank’s operating expenses for 2006, the Bank's management concluded that management time could be put to better use pursuing other businesses.

Lending Policies

The Bank extends credit directly to banks, corporations and state-owned export organizations within the Region. The Bank analyzes credit requests from eligible borrowers in light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

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

Country Credit Limits

Bladex has a methodology for capital allocation by country, aligned with Basel II and its risk weights for assets. The Credit Policy and Risk Assessment Committee (“CPER”) approves a level of “allocated capital” for each country, instead of nominal exposure limits. These country capital limits are reviewed at least annually in the quarterly meetings of the aforementioned Committee. The system establishes the capital equivalent of each transaction, based on the internal numeric rating assigned to each country (which is approved by this Committee, on the basis of recommendations made by the Country Risk Committee comprised by members of local management). The amounts of capital allocated takes into account the customer type (sovereign, private, corporate or financial institutions), the type of transaction (trade or non trade), and the remaining tenor of the transaction (less than a year, between one and three years, or more than three years). Capital utilizations by the business units should never exceed the Bank’s reported equity.

Borrower Lending Limits

Generally the Bank establishes lines of credit for each borrower according to the results of its risk analysis and business potential prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing usually related to foreign trade. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. As of December 31, 2006, the legal lending limit prescribed by Panamanian law for any one borrower amounted to approximately $175 million. The head of the Commercial Area or Treasury Area, or their designees, depending on the facility type, recommend proposed credit lines. Approval from the head of the Risk Management Area is required for all credit approvals, and approval from the Chief Executive Officer also is required for all new clients and for exposures exceeding $30 million. Certain credit lines require approval by the CPER. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits.

Panamanian Banking Law prescribes certain concentration limits, which are strictly adhered to by the Bank, including a 30% limit, applicable to the Bank, as a percentage of capital and reserves for any one borrower and borrower group. At December 31, 2006, the Bank was in full compliance with all regulatory limits. See “Regulation—Panamanian Law”.

Credit Portfolio

The Bank’s credit portfolio consists of the commercial division portfolio and the fair value of selected investment securities.

The Bank’s credit portfolio, increased from $2,944 million at December 31, 2004, to $3,616 million at December 31, 2005 and to $4,006 million at December 31, 2006.

Commercial Division Portfolio

The Commercial Division Portfolio includes book value of loans, securities purchased under agreements to resell and contingencies (including letters of credit, reimbursement undertakings, guarantees, credit commitments, equity investments and customers’ liabilities under acceptances).

The Bank’s commercial portfolio (excluding non-accruing credits) increased from $2,463 million at December 31, 2004, to $3,365 million at December 31, 2005 and to $3,634 million at December 31, 2006.

At December 31, 2006, 74% of the Bank’s commercial portfolio represented trade related credits. The following table sets forth the distribution of the Bank’s commercial portfolio (excluding non-accruing credits), by product category at December 31 of each year:

	At December 31,
	2002	%	2003	%	2004	%	2005	%	2006	%
	(in $ millions, except percentages)
Loans	$1,825	75.8	$1,830	79.8	$2,186	88.7	$2,581	76.7	$$2,981	82.0
Securities purchased under agreements to resell	132	5.5	132	5.8	0	0.0	0	0.0	0	0.0
Contingencies	450	18.7	330	14.4	277	11.3	784	23.3	654	18.0
Total	$2,407	100.0	$2,292	100.0	$2,463	100.0	$3,365	100.0	$3,634	100.0

Loan Portfolio

At December 31, 2006, the Bank’s total loans amounted to $2,981 million, compared to $2,610 million at December 31, 2005. See “Changes in Financial Condition—Loans” and Note 6 to the Consolidated Financial Statements.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at December 31 of each year:

	At December 31,
	2002	%	2003	%	2004	%	2005	%	2006	%
	(in $ millions, except percentages)
Argentina	$694	27.6	$398	17.5	$207	8.5	$51	2.0	$203	6.8
Bolivia	13	0.5	0	0.0	0	0.0	0	0.0	5	0.2
Brazil	930	37.0	1,011	44.4	1,054	43.2	1,095	42.0	1,317	44.2
Chile	48	1.9	131	5.8	322	13.2	283	10.8	175	5.9
Colombia	80	3.2	96	4.2	148	6.1	249	9.5	163	5.5
Costa Rica	42	1.7	59	2.6	38	1.5	54	2.1	85	2.9
Dominican Republic	156	6.2	24	1.1	0	0.0	1	0.0	9	0.5
Ecuador	46	1.8	22	1.0	51	2.1	25	1.0	43	1.4
El Salvador	2	0.1	26	1.1	44	1.8	81	3.1	82	2.8
Guatemala	29	1.1	34	1.5	38	1.6	41	1.6	89	3.0
Honduras	0	0.0	0	0.0	6	0.2	26	1.0	36	1.2
Jamaica	11	0.4	14	0.6	26	1.1	24	0.9	49	1.6
Mexico	142	5.6	183	8.0	262	10.7	161	6.1	168	5.6
Nicaragua	7	0.2	9	0.4	5	0.2	2	0.1	10	0.5
Panama	19	0.8	44	1.9	89	3.7	156	6.0	180	6.1
Paraguay	2	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Peru	63	2.5	65	2.8	55	2.2	180	7.0	262	8.8
Trinidad & Tobago	84	3.3	100	4.4	92	3.8	177	6.8	104	3.5
Uruguay	0	0.0	0	0.0	0	0.0	4	0.1	0	0.0
Venezuela	149	6.0	61	2.7	5	0.2	0	0.0	1	0.0
Total	$2,517	100.0	$2,275	100.0	$2,442	100.0	$2,610	100.0	$2,981	100.0

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at December 31 each year:

	At December 31,
	2002	2003	2004	2005	2006
	(in $ millions)
Private sector commercial banks	$935	$986	$1,243	$1,583	$1,167
State-owned commercial banks	511	422	563	118	273
Central banks	71	0	13	0	0
Sovereign debt	90	50	58	49	123
State-owned exporting organizations	335	424	363	402	138
Private corporations	574	392	201	458	1,279
Total	$2,517	$2,275	$2,442	$2,610	$2,981

Contingencies

The Bank applies to contingencies the same credit policies used in its lending process to its evaluation of these instruments. At December 31, 2006, total contingencies amounted to $654 million, representing 18% of the Bank’s total commercial portfolio.

The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions. The Bank also issues guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances. At December 31, 2006, total guarantees representing country risk coverage amounted to $124 million. The Bank also enters into credit commitments (defined as a combination of either non-binding or legal agreements to lend to a customer) in order to meet the financial needs of customers. See Note 16 to the Consolidated Financial Statements.

Investment Securities

The Bank’s investment securities consist mostly of debt securities held to maturity and securities available for sale. See Note 5 to the Consolidated Financial Statements.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes in its assets and liabilities management activities, including investment securities.

At December 31, 2006, the Bank's investment securities portfolio totaled $471 million, of which 79% consisted of investments with banks and sovereign borrowers, and the Bank’s total portfolio had a weighted average interest rate of 6.02% per annum.

Trading Assets and Liabilities

The Bank’s trading activity started in April 2006 and is conducted through an asset management fund incorporated in the Cayman Islands. At December 31, 2006, the fair value of trading assets was $130 million and trading liabilities was $55 million. See Notes 2(g), 4 and 20 to the Consolidated Financial Statements.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in other banks, investment securities net of impairment loss on securities, securities purchased under agreements to resell, trading assets and loans, but not including contingencies (collectively “cross-border outstandings”) at December 31 of each year:

	2004		2005		2006
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$208	7.4%	$55	1.8%	$229	5.9%
Brazil	1,065	38.2	1,193	39.1	1,494	38.2
Chile	362	13.0	315	10.5	210	5.4
Colombia	172	6.2	260	8.5	278	7.1
Costa Rica	38	1.3	54	1.8	85	2.2
Ecuador	51	1.8	25	0.8	43	1.1
El Salvador	59	2.1	101	3.3	87	2.2
France	15	0.5	1	0.0	50	1.3
Germany	0	0.0	40	1.3	0	0.0
Guatemala	38	1.4	41	1.4	89	2.3
Jamaica	26	0.9	24	0.8	51	1.3

2004		2005		2006
Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
(in $ millions, except percentages)
Japan	45	1.6	35	1.1	33	0.9
Mexico	364	13.0	199	6.5	268	6.8
Panama	89	3.2	161	5.3	200	5.1
Peru	55	2.0	180	5.9	271	6.9
Spain	24	0.8	48	1.6	73	1.9
Switzerland	0	0.0	0	0.0	40	1.0
Trinidad & Tobago.	92	3.3	177	5.8	104	2.6
United States	15	0.6	5	0.2	135	3.5
Other[1]	71	2.6	132	4.3	174	4.4
Total	$2,789	100.0%	$3,048	100.0%	$3,914	100.0%

[1]	Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% of total assets for any of the periods indicated above.

 In allocating country risk limits, the Bank takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis, applying a portfolio management approach.

Cross-border outstandings in countries outside the Region correspond principally to cash and due from banks, interest-earning deposits with banks and securities held to maturity.

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution at December 31 of each year:

	2004	2005	2006
	(in $ millions)
Private sector commercial banks	$1,429	$1,784	$1,595
State-owned commercial banks	563	184	324
Central banks	28	20	0
Sovereign debt	110	157	424
State-owned exporting organizations	488	434	219
Private corporations	171	470	1,352
Total	$2,789	$3,048	$3,914

Asset Quality

The Bank believes that its asset quality is linked to the composition of its client base, the importance that governments and borrowers in the Region attach to maintaining continued access to trade financing, its preferred creditor status, and the Bank’s strict adherence to commercial criteria in its credit activities. The Bank has developed knowledge of, and a relationship with, most of its client base throughout its 28 years of operations in the Region, which allows it to continue to further enhance its risk management process.

The Bank’s management and the CPER periodically review a report of all loan delinquencies. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually involving senior management.

Impaired Assets and Contingencies

The Bank’s impaired assets consist of impaired loans and impaired securities. Loans are identified as impaired and placed on non-accrual status when any principal or interest payment is over 90 days past due or if the Bank’s management determines that the ultimate collection of principal or interest is doubtful. In all cases, if a borrower has more than one outstanding loan under its line of credit with the Bank and any of its individual loans is placed on non-accrual status, the Bank places all outstanding loans to that borrower on non-accrual status. Similarly, if a single note of a loan is placed on non-accrual status, the remaining notes under that loan are placed on non-accrual status as well. Securities that experience a decline in value, which is deemed other than temporary, are classified as impaired. Contingencies are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and ultimate collection of principal or interest is doubtful. For more information see Notes 2, 5, 6 and 16 to the Consolidated Financial Statements.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at December 31 of each year:

	2002	2003	2004	2005	2006
	(in $ millions, except percentages)
Impaired loans	$691	$445	$256	$29	$0
Allocation from the allowance for loan losses	365	191	82	11	0
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	27.6%	19.6%	10.5%	1.1%	0.0%
Impaired contingencies	$45	$32	$32	$13	$0
Allocation from the reserve for losses on off balance-sheet credit risks	14	20	21	9	0
Impaired contingencies as a percentage of total contingencies	9.2%	8.8%	10.5%	1.7%	0.0%
Impaired securities (par value)	$107	$10	$5	$0	$0
Estimated fair value adjustments on options and impaired securities[1]	73	5	4	0	0
Estimated fair value of impaired securities	$35	$5	$1	$0	$0
Impaired securities as a percentage of total securities[2]	21.6%	6.8%	0.5%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio[3]	23.4%	17.0%	9.8%	1.2%	0.0%

[1]	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
[2]	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
[3]	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

Allowance for Credit Losses

The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and contingencies. The allowance for credit losses includes an asset-specific component and a formula-based component in line with FAS 5. The asset-specific component relates to a provision for losses on credits considered impaired and measured on a case-by-case basis pursuant to FAS 114. For additional information regarding allowance for credit losses, see Notes 2 (k) and 7 to the Consolidated Financial Statements.

During the third quarter of 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses. The new methodology is driven primarily by Bladex’s own historical probability of default and loss experience, as well as an internal country risk classification, rather than relying exclusively on third party data, as was formerly the case. This change in methodology was the result of the Bank’s decision to adopt best practices in the banking industry, and is in line with FAS 5, which calls for the use of internal historical performance data in the estimation of credit loss reserves. The Bank began compiling its eight-year historical database in 2004 and completed this effort during 2005.

The reserve balances for estimating generic allowances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = S(E x PD x LGD)

where:

a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review, segregated by country.

b)
Probabilities of Default (PD) = one-year probability of default applied to the portfolio in each country. Default rates are based on Bladex’s historical portfolio performance per country rating category during an eight-year period, complemented by probabilities of default data from international credit rating agencies for high risk cases, in view of the greater robustness of credit rating agencies data for such cases.

c)
Loss Given Default (LGD) = a factor of 45% is utilized, based on best practices in the banking industry. This factor applies to all countries, except those classified as higher risk, in which case management applies historical loss experience on a case-by-case basis.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at December 31 of each year:

	2002	2003	2004	2005	2006
	(in $ millions, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$177	$430	$224	$106	$39
Provision (reversal)	273	(70)	(111)	(48)	12
Effect of change in methodology	0	0	0	(6)	0
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	(6)	0
Recoveries	0	2	6	3	0
Loans charged-off	(21)	(138)	(13)	(9)	0
Balance at the end of the year	$430	$224	$106	$39	$51
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$17	$23	$34	$33	$52
Provision (reversal)	6	11	(1)	(0)	(25)
Effect of change in methodology	0	0	0	16	0
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	3	0
Balance at end of the year	$23	$34	$33	$52	$27
Total allowance for credit losses	$453	$258	$139	$92	$78
Allowance for credit losses to total credit portfolio	13.7%	9.1%	4.7%	2.5%	2.0%

The effect of the change in credit loss methodology for 2005 decreased net income by $10 million, or $0.26 per share (resulting from a loan loss reserve provision reversal of $6 million, and an off-balance sheet reserve provision charge of $16 million). In addition, the adjustment to apply retroactively the new methodology (to December 31, 2004) increased net income for 2005 by $3 million (resulting from a loan loss reserve provision reversal of $6 million and an off-balance sheet reserve provision charge of $3 million). The pro-forma amounts shown on the income statement have been adjusted for the effect of retroactive application of the credit loss reserve, which could have been applied, had the new methodology been in effect.

The $12 million overall positive impact on 2005 net income as it relates to the allowance for loan losses results from the use by the Bank of its own historical portfolio performance to determine the probabilities of default, whereas the previous methodology utilized only probabilities of default data from international credit rating agencies, which are more severe than the Bank’s, given the more selective and specialized nature of the Bank’s portfolio (short-term trade finance). To a lesser extent, the result was also affected by the use of the current methodology of one-year probabilities of default, given the short-term nature of the Bank’s portfolio (average maturity of 264 days), whereas the previous methodology utilized the probabilities of default of the remaining tenor of each loan, which resulted in more severe factors when exposures were longer term.

With regard to the reserve for losses on off-balance sheet credit risk, the $19 million overall negative impact on 2005 net income reflected the use by the previous methodology of a somewhat lower probability of default for off-balance sheet items, whereas the current methodology applies the same factor to both on and off-balance sheet items. This is because the Bank’s data at this date is not sufficiently large to allow for segregated probabilities of default on a robust basis. In this regard, we note that the Bank determined, in the aftermath of the Argentine crisis, to reserve for both on and off-balance sheet items on an equal basis.

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at December 31 of each year:

	2004		2005		2006
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Argentina	$83.9	60.2%	$21.0	23.0%	$25.4	32.4%
Brazil	29.3	21.0	18.5	20.2	11.2	14.3
Colombia	1.3	0.9	0.5	0.5	1.7	2.2
Dominican Republic	3.9	2.8	1.2	1.3	2.6	3.3
Ecuador	14.4	10.5	46.1	50.4	30.0	38.3
Jamaica	1.0	0.7	0.2	0.5	2.4	3.1
Mexico	1.2	0.8	0.1	0.1	1.2	1.6
Peru	1.3	1.0	2.8	3.0	0.6	0.8
Other[1]	3.2	2.3	1.2	1.3	3.2	4.1
Total Allowance for Credit Losses	$139.5	100.0%	$91.5	100.0%	$78.5	100.0%

[1]	Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstandings did not exceed $1 million for any of the periods indicated above.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower at December 31 of each year:

	2004	2005	2006
	(in $ millions)
Private sector commercial banks	$30.1	$19.8	$14.9
State-owned commercial banks	60.0	18.0	5.3
Central banks	10.0	36.1	20.5
Sovereign debt	0.0	1.1	1.1
State-owned exporting organization	6.6	3.1	1.5
Private corporations	32.6	13.5	35.1
Total	$139.5	$91.5	$78.5

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses, by country at December 31 of each year:

	2002	%	2003	%	2004	%	2005	%	2006	%
	(in $ millions, except percentages)
Argentina	$20	95.3	$137	99.4	$13	100.0	$5	53.7	$0	0.0
Brazil	0	0.0	0	0.0	0	0.0	4	46.3	0	0.0
Mexico	1	4.7	0	0.0	0	0.0	0	0.0	0	0.0
Paraguay	0	0.0	1	0.6	0	0.0	0	0.0	0	0.0
Total	$21	100.0	$138	100.0	$13	100.0	$9	100.0	$0	0.0

Reversals of Argentine Specific Provision for Credit Losses

The crisis in Argentina that began in December 2001, escalated into a full-scale political and economic crisis, which resulted in the default by the Argentine government on more than $50 billion of sovereign debt. Efforts by the Argentine government to contain the situation were followed by civil unrest and riots and a succession of government collapses and resignations. This economic crisis resulted in the imposition by the Argentine government of a number of measures, including a freeze on bank deposits, forced conversion of dollar-denominated bank deposits, a 70% currency devaluation, and the imposition of exchange controls. Because of the Argentine crisis, the Bank’s Argentine obligors faced repayment difficulties. At December 31, 2001, the Bank’s Argentine credit portfolio totaled $1 billion. The Bank classified as impaired nearly its entire Argentine exposure due to these collectibility concerns and increased its allowance for credit losses during 2001 and 2002 by $77 million and $279 million, respectively, bringing the total credit reserves assigned to its Argentine portfolio to $380 million at December 31, 2002.

In the years following the crisis, Argentina continued to experience significant problems and uncertainties, such as its defaults on debt with the World Bank and IMF, exchange controls, the need for important structural reforms (related to public security and the financial system), and political conflicts and domestic uncertainty. These factors forced the Bank to maintain strong provisioning coverage on its Argentine portfolio during these years.

Beginning in 2002, the Bank negotiated the restructuring of its Argentine portfolio and sold at a discount most of the positions that the Bank estimated had the lowest probability of collection. At the close of 2003, the Bank had restructured, sold or charged-off all of its non-performing exposures, with the exception of four clients for a total $34 million. During 2004 and 2005, the Bank was able to sell these four exposures. The restructuring process was made possible in part by the exception granted to Bladex by the Central Bank of Argentina regarding the foreign exchange controls imposed at the early stage of the crisis.

In 2003, economic conditions in Argentina started to improve gradually. After an 11% negative economic growth in 2002, the country achieved a 9% GDP growth in 2003, and in each of the following two years. The country benefited from post-crisis catch-up effects and a declining interest rate environment, combined with increasing prices of its most important commodities, wheat and soy, driven by a strong demand from Asian markets, which had a positive effect on the country’s balance of payments and current accounts. During 2005, the country benefited from the sovereign foreign debt restructuring process, involving a deep discount in value and reduced interest payments, which eased the pressure on its balance of payments and consequently, increased the availability of hard currency for Argentine corporations to repay their obligations.

The following table shows Argentina’s key economic indicators for the years indicated, reflecting an improved economic scenario from 2003 through 2006:

Key Economic Indicators - Argentina[1]
	2000	2001	2002	2003	2004	2005	2006
Real GDP Growth (%)	-0.8%	-4.4%	-10.9%	8.8%	9.0%	9.2%	8.5%
Fiscal Balance (% GDP)	-2.4%	-3.2%	-1.5%	0.5%	3.1%	1.8%	1.8%
Public-sector Debt (% GDP)	45.1%	53.8%	145.9%	138.3%	127.3%	73.5%	64.6	% [2]
Inflation (%)	-0.7%	-1.5%	41.0%	3.7%	6.1%	12.3%	9.8%
Current Account ($ millions)	-8,989	-3,336	8,710	8,051	3,158	5,625	8,054
Current Account (% GDP)	-3.2%	-1.2%	8.5%	6.2%	2.1%	3.1%	3.8%
Forex Reserves ($ millions)	25,147	14,553	10,489	14,153	19,646	28,077	32,037
Debt Service ratio (%)	70.8%	42.2%	59.8%	79.3%	66.9%	47.3%	n.a.

[1]	Source: Banco Central de la República Argentina.
[2]	This ratio corresponds to the third quarter of 2006.

These factors contributed to a gradual improvement and more stable economic situation, which in turn improved the financial flexibility of many of the Bank’s clients, allowing them to comply with their contracted payments or make prepayments. As a result, the Bank was able to decrease its impaired loan portfolio in Argentina by $191 million, $184 million, and $23 million, for the years 2004, 2005, and 2006, respectively, as well as to recover previously charged-off loans, resulting in reversals of loan loss provisions for $105 million, $48 million, and $10 million, respectively. These reversals resulted from loan collections and sales that exceeded their respective net book values.

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(in $ millions)
Argentine reversals related to sale of loans	$6.3	$2.9	$0.0
Argentine reversals related to credit restructurings and collections, and changes in expected loss levels	92.5	45.1	10.2
Total Argentine Specific Reserves Reversals	$98.8	$47.9	$10.2
Brazil Specific Reserves Reversals (Provisions)	(2.2)	13.2	1.0
Total Specific Reserves Reversals	$96.6	$61.1	$11.2
Generic Reserves Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	$8.4	$(15.5)	$(23.0)
Generic Reserves Reversals - due to change in credit loss reserve methodology	0.0	6.0	0.0
Total Generic Reserves Reversals (Provisions)	$8.4	$(9.6)	$(23.0)
Recoveries - Argentine credits	6.4	0.5	0.0
Recoveries - Other credits	0.0	2.3	0.0
Total Recoveries	$6.4	$2.6	$0.0
Total Reversals (Provisions) of Allowance for Loan Losses	$111.4	$54.2	$(11.8)

Revenues Per Country

The following table sets forth information regarding the Bank’s approximate net revenues per country at the dates indicated, with net revenues calculated as the sum of net interest income, fees and commissions, net derivatives and hedging activities, trading gains, net gain on sale of securities available for sale, gain (loss) on foreign currency exchange and other income, net.

	For the year ended December 31,
	2004	2005[2]	2006
	(in $ millions)
Argentina	$14.6	$5.7	$4.2
Brazil	17.9	23.4	31.4
Chile	1.1	2.9	2.7
Colombia	2.2	3.4	3.6
Costa Rica	0.0	0.0	1.6

For the year ended December 31,
2004	2005[2]	2006
(in $ millions)
Dominican Republic	1.1	1.0	1.0
Ecuador	2.8	2.5	2.9
El Salvador	0.6	1.2	1.5
Guatemala	0.0	0.0	1.3
Jamaica	0.6	1.2	1.5
Mexico	4.1	4.7	5.0
Panama	0.6	1.6	3.6
Peru	1.1	1.4	3.4
Trinidad and Tobago	0.0	0.0	1.8
Venezuela	1.2	0.7	1.0
Other[1]	2.9	3.9	1.8[3]
Total	$50.8	$53.6	$68.2

[1]	Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.
[2]	Starting in 2005, derivatives & hedging activities are included as part of net revenues, as the Treasury Area became one of the Bank’s revenue centers.
[3]	It includes $627 thousand corresponding to the Bank’s proprietary asset management fund.

The $15 million increase in net revenues for 2006 compared to 2005, was mainly due to:

•	a $14 million, or 30%, increase in net interest income, mostly driven by:
•	a 26% increase in the average accruing loan and investment portfolio; and
•	an increase of 6 basis points in net interest margin, resulting from the impact of increasing interest rates on the Bank’s available capital, wider lending spreads, and lower cost of funds.
•	These factors were partially offset by the impact of lower interest collections on the Bank’s richly priced non-accruing portfolio over the period.

•	a $1 million, or 12%, increase in non-interest income, mostly driven by:
•	an 8% increase in fee income; and
•	higher gains in Treasury activities.

The $3 million increase in net revenues for 2005 compared to 2004, was primarily due to:

•	the positive effect of higher interest rates on the Bank’s interest-earning assets;
•	the positive effect of an increase in the average credit portfolio from $2,705 million in 2004 to $3,081 million in 2005; and
•	revenues from gains on hedging activities.
•
These factors were offset by the impact of lower interest collections on the Bank’s decreasing and richly priced non-accruing portfolio, as well as lower net lending margins and lower gains on the sale of Argentine impaired securities.

Competition

The Bank operates in a highly competitive environment in most of its markets. Management recognizes that the Bank needs to continue to invest and adapt in order to remain competitive. The Bank faces strong competition principally from regional and international banks in making loans, and providing fee-generating services. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the largest countries of the Region, competition from commercial banks, the securities markets and other new participants tends to increase. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

The trade finance business is subject to change. Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing. The Bank cannot predict with certainty the changes that may occur and how these may affect the competitiveness of its businesses.

The Bank believes that competition also comes from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of pricing and quality of service. Moreover, the Bank has developed customer loyalty because it has been a consistent source of trade-related financing. The Bank also believes that its operating efficiencies, commitment to the Region, preferred creditor status, market knowledge, and business focus constitute important competitive advantages in certain markets. See “Risk Factors”.

Regulation

General

The Superintendency of Banks of Panama (the “Superintendency of Banks”) regulates, supervises and examines Bladex. The New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board. Bladex Offshore Feeder Fund and Bladex Capital Growth Fund are regulated by government authorities in the Cayman Islands. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, General License Banks must maintain minimum capital of 8% of their total risk-weighted assets. The capital adequacy standards used by the Superintendency of Banks are based on the Basel Capital Accord. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards as set forth in the Basel Capital Accord become more stringent.

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

Under the Banking Law, a bank may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (3) 25% of the Capital Funds of the Bank, in the case the total amount of all operations of the Bank and that of the subsidiaries that consolidate with for loans and credit facilities granted to Related Parties and for indebtedness title investment issued by Related Parties. For these purposes a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank who directly or indirectly owns 5% or more of the outstanding and issued capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of such company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of the Bank. This authorization is contingent on the following conditions: (i) the ownership of shares in the debtor bank -directly or indirectly- by the shared director or shared officer, may not exceed five-percent (5%) of the said bank's capital, or may not amount to any sum that would ensure his or her majority control over the decisions of this bank; (ii) the ownership of shares in the creditor bank -directly or indirectly- by the debtor bank represented in any manner by the shared director or shared officer, may not exceed five-percent (5%) of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of this bank; (iii) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request under this article, and (iv) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank's credit policy. The Superintendency of Banks shall determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

The Banking Law contains additional limitations and restrictions with respect to related party loans and credit facilities. For instance, under the Banking Law, all loans made to managers, officers, employees or stockholders who are owners of 5% or more of the lending Bank’s outstanding and issued capital stock shall be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions. Shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by such bank.

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

The Banking Law provides that banks in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. These supervisory powers of the Superintendency of Banks also extend to a bank’s subsidiaries and branches. The Superintendency of Banks last inspected the Bank during April and May 2006, and the results of this inspection were fully satisfactory.

The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. Banks are required to file with the Superintendency of Banks monthly, quarterly and annually information, including financial statements, an analysis of their credit facilities and any other information, requested by the Superintendency of Banks. In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.

Panamanian Anti Money Laundering laws and regulations. In Panama, all banks and all trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc., that is not engaged in activities other than owning two wholly owned subsidiaries incorporated under the laws of the State of Delaware: Clavex, LLC, incorporated on June 15, 2006, and Bladex Asset Management, Inc. incorporated on May 24, 2006. On October 30, 2006, the Bank established an International Administrative Office in Miami, Florida (the “Miami Office”).

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of 1% of its total third-party liabilities, subject to a minimum of $2 million. At December 31, 2006, the New York Agency maintained a pledge of $5.5 million, complying with the minimum required amount.

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

Florida State Law. The Miami Office, established in October 2006, is licensed and supervised by the Florida Office of Financial Regulation under the Florida Financial Institutions Codes. The Miami Office is subject to certain activities restrictions described below as well as to Florida banking laws and regulations that are applicable generally to foreign banks that operate offices in Florida. The Miami Office is also subject to regulation by the Federal Reserve Board under the International Banking Act of 1978 (the “IBA”).

Pursuant to Florida law, the Miami Office is authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments. Under the provisions of the IBA and the regulations of the Federal Reserve Board, the Florida International Administrative Office is also permitted to function as a representative office of the Bank. In this capacity it may solicit new business for the Bank and conduct research. It may also act in a liaison capacity between the Bank and its customers.

Federal Law. In addition to being subject to New York and Florida state laws and regulations, the New York Agency and the Florida International Administrative Office are subject to federal regulations, primarily under the IBA and is subject to examination and supervision by the Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the United States offices of foreign banks and to the foreign bank itself. Under the IBA, the United States branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the Federal Reserve Board similar to those imposed on domestic banks that are members of the Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”) has amended the IBA to enhance the authority of the Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA has expanded the Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in nonbanking activities in the United States, to the same extent as a United States bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the Federal Reserve Board to be a “financial holding company” (“FHC”). As of the date hereof, Bladex has not filed such declaration with the Federal Reserve Board. At present, Bladex has one subsidiary in the United States, Bladex Holdings Inc. (“Bladex Holdings”), that is incorporated under Delaware law. That subsidiary is not engaged in any activity, other than owning two Delaware Companies, which are Bladex Asset Management, Inc. and Clavex, LLC.

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significantly new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the PATRIOT Act’s requirements could have serious legal and reputational consequences for an institution. Both the New York Agency and the Miami Office are “financial institutions” within the meaning of the PATRIOT Act.

Cayman Islands Law

Bladex Offshore Feeder Fund and Bladex Capital Growth Fund are exempted companies incorporated in the Cayman Islands with limited liability, incorporated on February 21, 2006 under the Companies Law (2004 Revision) of the Cayman Islands. The registered office of these companies is at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The Companies Law (2004 Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Section 193 of the Companies Law requires that Bladex Offshore Feeder Fund and Bladex Capital Growth Fund shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands. This does not prevent Bladex Offshore Feeder Fund and Bladex Capital Growth Fund from effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

Cayman Islands Anti-Money Laundering laws and regulations. The Proceeds of Criminal Conduct Law (2005 Revision) and the Terrorism Law (2003 Revision) of the Cayman Islands impose reporting obligations on residents of the Cayman Islands who know or suspect the involvement of another person in money laundering or terrorist activities.

C.    Organizational Structure

For information regarding the Bank’s organizational structure see Note 1 to the Consolidated Financial Statements.

D.    Property, Plants and Equipment

The Bank owns its principal offices, with office space of 3,457 square meters, located at Calle 50 y Aquilino de La Guardia in Panama City. In addition, the Bank leases office space for its representative offices in Mexico and Buenos Aires, Bladex Representação Ltda. in Brazil, its New York Agency, Bladex Asset Management in New York, and its International Administrative Office in Miami. See Notes 2 (n) and 17 to the Consolidated Financial Statements.

Item 5.    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Nature of Earnings

The Bank derives income from net interest income, fee income, gains of securities available for sale and from trading gains. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fee income mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, loan origination and sales.

A.    Operating Results

The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated.

	At and For the Year Ended December 31,
	2004	2005	2006
	(in $ thousands, except per share amounts and percentages)

Total interest income	$76,152	$116,823	$203,350
Total interest expense	34,127	71,570	144,513
Net interest income	42,025	45,253	58,837
Reversal of (provision for) loan losses	111,400	54,155	(11,846)
Net interest income after reversal of (provision for) loan losses	153,425	99,408	46,991
Other income (expense):
Reversal of (provision for) losses on off-balance sheet credit risk	871	(15,781)	24,891
Commission income, net	5,928	5,824	6,285
Derivatives and hedging activities	47	2,338	(225)
Recoveries (impairment) on securities	0	10,206	5,551
Trading gains	0	0	879
Net gain on sale of securities available for sale	2,922	206	2,568
Gain (loss) on foreign currency exchange	(194)	3	(253)
Other income, net	83	5	144
Net other income	9,657	2,801	39,840
Total operating expenses	(21,352)	(24,691)	(28,929)
Income before cumulative effect of changes in accounting principles	$141,730	$77,518	$57,902
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	2,733	0
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	0	(150)	0
Net income	$141,730	$80,101	$57,902
Net income per share	$3.61	$2.08	$1.56
Diluted earnings per share	$3.60	$2.06	$1.54
Return on average assets	5.8%	3.0%	1.7%
Return on average stockholders’ equity	22.8%	12.9%	10.0%

Net Income

During 2006, Bladex achieved net income of $58 million, compared with net income of $80 million for 2005. The reduction in net income during 2006 resulted from lower reversals of credit provisions and recoveries on assets, net of impairments, which for 2006 amounted to $19 million, compared to $51 million in 2005.

The $62 million net income reduction during 2005 was driven by lower net reversals of both credit provisions and impairment losses, which amounted to $51 million, compared to $112 million in 2004, resulting from the $247 million reduction in the non-accruing credit portfolio in Argentina and Brazil. Excluding the impact of the reversals of credit provisions and impairment losses, and net revenues from the non-accruing portfolio, net income for 2005 grew by 42%.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (the net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	(in $ millions, except percentages)
Interest income
Accruing assets	$57	$108	$201
Non-accruing assets	19	9	3
Total interest income	76	117	203
Interest expense	(34)	(72)	(145)
Net interest income	$42	$45	$59
Net interest margin	1.65%	1.70%	1.76%
Net interest spread	0.98%	0.67%	0.70%

The $14 million, or 30%, increase in net interest income during 2006 was driven by a 26% increase in the average accruing loan and investment portfolio, as a well as higher net interest margin (6 bps), the latter resulting from the impact of increasing interest rates on the Bank’s available capital, wider lending spreads, reflecting changes in the Bank’s portfolio mix, and lower cost of funds. These factors were partially offset by the lower interest collections on the Bank’s (richly) priced non-accruing portfolio over the period.

The $3 million increase in net interest income and the increase in net interest margin in 2005 compared to 2004 were mainly due to the positive effect of higher market interest rates on the Bank’s interest earning assets. This factor offset the impact of lower interest collections on the Bank’s decreasing non-accruing portfolio, which resulted in the decline in net interest spread.

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

	Year ended December 31,
	2004			2005			2006
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest-bearing deposits with banks	$213	$3	1.28%	$158	$5	3.19%	$180	$9	4.90%
Securities purchased under agreements to resell	89	2	1.92	0	0	n.a.	0	0	n.a.
Loans, net	1,792	47	2.58	2,211	93	4.15	2,697	163	5.96

	Year ended December 31,
	2004			2005			2006
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Impaired loans	356	19	5.16	106	9	8.10	18	3	14.77
Trading assets	0	0	n.a.	0	0	n.a.	50	6	11.46
Investment securities	92	6	6.31	181	10	5.43	390	23	5.76
Total interest-earning assets	$2,542	$76	2.95%	$2,656	$117	4.34%	$3,336	$203	6.01%
Non-interest-earning assets	$61			$81			$90
Allowance for loan losses	(179)			(79)			(44)
Other assets	7			9			21
Total Assets	$2,432			$2,667			$3,403
Interest-Bearing Liabilities
Deposits	$772	$12	1.52%	$869	$30	3.36%	1,106	$57	5.05%
Securities sold under repurchase agreements	159	2	1.29	40	1	2.92	306	16	5.29
Short-term borrowings and placements	374	7	1.92	565	19	3.36	738	39	5.16
Medium- and long-term borrowings and placements	401	13	3.14	451	22	4.72	500	28	5.57
Trading liabilities	0	0	n.a.	0	0	n.a.	35	5	13.17
Total interest-bearing liabilities	$1,707	$34	1.97%	$1,925	$72	3.67%	$2,684	$145	5.31%
Non-interest bearing liabilities and other liabilities	$102			$118			$137
Total Liabilities	$1,809			$2,044			$2,821
Stockholders’ equity	623			623			581
Total Liabilities, Redeemable Preferred Stock and Stockholders’ Equity	$2,432			$2,667			$3,403
Net Interest Spread			0.98%			0.67%			0.70%
Net Interest Income and Net Interest Margin		$42	1.65%		$45	1.70%		$59	1.76%

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the Bank’s changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2005 compared to 2004 and 2006 compared to 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2005 vs. 2004			2006 vs. 2005
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in $ thousands)
Increase (Decrease) in interest income
Interest-bearing deposits with banks	($1,238)	$3,593	$2,356	$914	$2,939	$3,853
Securities purchased under agreements to resell	(867)	(867)	(1,733)	0	0	0
Loans, net	14,312	31,656	45,968	24,916	45,141	70,058
Impaired loans	(16,848)	6,861	(9,987)	(10,180)	4,196	(5,984)
Trading assets	0	0	0	2,905	2,905	5,810
Investment securities	5,313	(1,245)	4,068	11,836	955	12,791
Total increase (decrease)	$673	$39,998	$40,671	$30,391	$56,135	$86,527
Increase (Decrease) in interest expense
Deposits	2,392	15,228	17,620	10,090	16,961	27,051
Securities sold under repurchase agreements	(2,539)	1,650	(889)	11,065	4,167	15,232
Short-term borrowings and placements	5,112	6,796	11,908	7,460	11,901	19,361
Medium- and long-term borrowings and placements	2,000	6,804	8,804	2,540	4,120	6,660
Trading liabilities	0	0	0	2,320	2,320	4,640
Total increase (decrease)	$6,965	$30,479	$37,443	$33,474	$39,469	$72,943
Increase (Decrease) in net interest income	$(6,292)	$9,520	$3,228	$(3,082)	$16,666	$13,584

Reversal of (Provision for) Loan Losses

The Bank’s $12 million provision for loan losses during 2006 was mainly due to the net effect of:
•	a $23 million generic provision charge, due to increased loan exposure;
•	a $10 million reversal related to the collection of Argentine restructured loans during the year; and
•	a $1 million reversal related to the collection of a Brazilian restructured loan during the year.

The Bank’s $54 million reversal of provision for loan losses during 2005 was mainly due to the net effect of:
•	a $3 million reversal related to the sale of an Argentine loan with a nominal value of $11 million;
•	a $45 million reversal related to the decrease in Argentine restructured loans, reflecting payments and prepayments received during the year;
•	a $13 million reversal related to the decrease in Brazilian restructured loans, reflecting payments and prepayments received during the year;
•	a $3 million reversal due to recoveries from loans charged-off in previous years;
•	a $16 million generic provision charge, due to increased loan exposure; and
•	a $6 million reversal due to the change in the credit loss reserve methodology during 2005.

For detailed information see “Business Overview — Allowance for Credit Losses and Asset Quality”.

Commission Income

The Bank generates commission income primarily from originating letters of credit confirmation, guarantees, country risk coverage, and loans. The following table shows the components of the Bank’s commission income for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	(in $ thousands)
Letters of credit	$3,894	$3,396	$4,121
Guarantees	1,540	2,011	1,419
Loans and other	603	464	773
Commission Income	$6,037	$5,872	$6,313
Commission Expense	(109)	(48)	(28)
Commission Income, Net	$5,928	$5,824	$6,285

The increase of $461 thousand in commission income, net for 2006, compared to 2005, reflects mostly a 12% increase in the average volume of letters of credit.

The decline of $104 thousand in commission income for 2005 compared to 2004 resulted mainly from lower pricing in the letter of credit business.

Reversal (provision) for Losses on Off-Balance Sheet Credit Risk

The $25 million reversal of provision for losses on off-balance sheet credit risk in 2006 was mainly due to a $15 million reduction in generic reserves driven by exposure reductions in certain countries and a $10 million reversal in specific reserves resulting from the maturity of Argentine impaired contingencies. The $16 million provision for losses on off-balance sheet credit risk in 2005 was mainly related to the effect of a change in the credit loss reserve methodology during 2005. For detailed information see “Business Overview — Allowance for Credit Losses and Asset Quality”.

Derivatives and Hedging Activities

During 2005, the Bank recorded income of $2 million mostly related to the unwinding of interest rate swaps associated with the sale of securities available for sale.

Impairment Loss on Securities

For detailed information see “Business Overview — Allowance for Credit Losses and Asset Quality”.

Gain on the Sale of Securities Available for Sale

From time to time, the Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available for sale and are included as part of the Bank’s credit portfolio. During 2006, the Bank’s net gain on the sale of securities available for sale was $3 million related to the sale of securities available for sale for a nominal amount of $105 million. During 2005 and 2004, the Bank had gains on the sale of securities available for sale for $206 thousand and $3 million respectively, mostly related to the sale of impaired Argentine securities.

Operating Expenses

The following table shows a breakdown of the components of total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	(in $ thousands)
Salaries and other employee expenses	$10,335	$13,073	$16,826
Depreciation	1,298	869	1,406
Professional services	2,572	3,281	2,671
Maintenance and repairs	1,207	1,172	1,000
Other operating expenses	5,941	6,295	7,026
Total Operating Expenses	$21,352	$24,691	$28,929

The $4 million, or 17% increase in operating expenses for 2006 compared to 2005, was mostly due to higher salary expenses associated with the development of the corporate segment and the implementation of new business initiatives, including proprietary asset management, leasing, and digital identity, as well as increased depreciation expenses related to Bank’s new technology platform.

The $3 million, or 16%, increase in operating expenses for 2005 compared to 2004, was mostly due to increased expenses associated with the strengthening of the Bank’s sales team, the adoption of FAS 123R related stock-based compensation expense, and legal and consulting fees related to new product development and business initiatives.

Changes in Financial Condition

The following table summarizes components on the Bank’s balance sheet at December 31 of each year:

	2004	2005	2006
	(in $ thousands)
Assets
Cash and due from banks	$687	$687	$401
Interest-bearing deposits with banks	154,099	229,200	331,764
Trading assets	0	0	130,076
Investment securities	192,856	208,570	471,351
Loans	2,441,686	2,610,019	2,980,772
Less:
Allowance for loan losses	(106,352)	(39,448)	(51,266)
Unearned income and deferred loan fees	(7,013)	(5,577)	(4,425)
Loans, net	2,328,321	2,564,994	2,925,081
Customers’ liabilities under acceptances	32,530	110,621	46,006
Premises and equipment, net	3,508	3,253	11,136
Accrued interest receivable	15,448	30,254	55,238
Derivative financial instruments-assets	0	357	541
Other assets	5,491	11,295	6,743
Total Assets	$2,732,940	$3,159,231	$3,978,337
Liabilities and Stockholders’ Equity
Deposits	864,160	1,046,618	1,056,277
Securities sold under repurchase agreements	82,368	128,599	438,356
Short-term borrowings	622,350	632,100	1,157,248
Medium and long-term borrowings and placements	403,621	533,860	558,860
Trading liabilities	0	0	54,832
Acceptances outstanding	32,530	110,621	46,006
Accrued interest payable	6,477	14,736	28,420
Derivative financial instruments-liabilities	0	297	2,634

	2004	2005	2006
	(in $ thousands)
Reserve for losses on off-balance sheet credit risk	33,101	52,086	27,195
Redeemable preferred stock	7,860	5,149	0
Other liabilities	24,342	18,383	24,614
Total Liabilities	$2,076,810	$2,542,449	$3,394,442
Stockholders’ Equity
Common stock, no par value	279,978	279,979	279,980
Capital surplus	133,785	134,340	134,945
Capital reserves	95,210	95,210	95,210
Retained earnings	233,701	212,916	205,200
Accumulated other comprehensive income (loss)	6,082	619	3,328
Treasury stock	(92,627)	(106,282)	(134,768)
Total Stockholders’ Equity	$656,130	$616,782	$583,895
Total Liabilities and Stockholders’ Equity	$2,732,940	$3,159,231	$3,978,337

Loans

The $371 million increase in loans during 2006 reflects the Bank’s new strategy to diversify its client base, involving principally an increase in its activity with corporations. The corporate portfolio increased $600 million to represent 45% of the total portfolio, as compared to one third of the portfolio in 2005.

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

The Bank’s most critical accounting estimates include the assessment of allowance for credit losses, impairments on the value of securities that are “other than temporary” and the fair value of financial instruments. For information regarding the Bank’s most critical accounting policies see Notes 2, 5, 7 and 20 to the Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. At December 31, 2006, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $132 million, representing 12.5% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2006, were $327 million (representing 31% of total deposits), and by daily maturities of approximately $62 million to $114 million in the Bank’s loan portfolio.

The main objectives of the Bank’s policy with respect to liquidity risk are: to achieve diversification of liabilities, to avoid concentrations (both in clients and maturities), to have adequate liquid assets levels, and to avoid risky mismatches between assets and liabilities. The Bank established the following limits: maximum deposits taken from any client or economic group maturing in one day, and total maximum deposits maturing in any one day. The Bank also established a limit on the cumulative maturity gap and a liquidity ratio (a percentage of total interest-earning assets in highly liquid assets - cash and due from banks, unpledged deposits with banks and selected investments not used as collateral for repurchase agreements). Inter-bank deposits are placed with reputable international banks that have A1, P1, or F1 ratings by two of the major rating agencies, and are located outside of the Region. These banks must have a correspondent relationship with the Bank and be approved by the Board on an annual basis. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, such as Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to 180 days. These instruments must be of investment grade quality (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market.

The primary objectives for the investment of the Bank’s liquidity funds are security and convertibility and the secondary objective is yield. The Bank reviews and monitors its liquidity position on a daily basis.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area:

	At December 31,
	2004	2005	2006
	(in $ millions)
Europe	$104	$189	$224
United States	1	1	49
Other O.E.C.D.	45	35	54
Total	$151	$225	$327

While the Bank’s liabilities generally mature over shorter periods than its assets, requiring the Bank to renew or create new liabilities at current interest rates, the associated risk is diminished by the short-term nature of the loan portfolio. At December 31, 2006, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 213 days.

At December 31, 2006, the Bank’s cumulative maturity gap for the subsequent twelve-month period was positive. This means that the Bank has sufficient asset maturities in the next twelve months to cover the maturity of its liabilities.

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

	At December 31,
	2004	2005	2006
	(in percentages)
Inter-bank deposits	41.6%	41.2%	31.1%
Securities sold under repurchase agreements	4.0%	5.1%	12.9%
Short- and medium-term borrowings and placements	49.4%	45.9%	50.6%
Other liabilities.	5.0%	7.9%	5.4%
Total liabilities	100.0%	100.0%	100.0%

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. At December 31, 2006, approximately 37% of the deposits held by the Bank were deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2006 and 2005 was 44 days. The bulk of the Bank’s remaining deposits is obtained primarily from commercial banks located in the Region. At December 31, 2006, deposits from the Bank’s five largest depositors, of which three were central banks in the Region, represented 60% of the Bank’s total deposits.

The following table analyzes the Bank’s deposits by country at December 31 of each year:

	2004	2005	2006
	(in $ millions)
Argentina	$75	$75	$91
Barbados	2	10	5
Brazil	365	424	400
Cayman Island	0	0	27
Chile	5	0	0
Colombia	32	44	47
Costa Rica	46	2	7
Dominican Republic	28	22	27
Ecuador	75	182	99
El Salvador	27	32	27
Finland	0	0	10
Guatemala	0	0	1
Germany	45	0	0
Haiti	2	2	3
Honduras	20	10	14
Italy	9	0	0
Jamaica	2	2	2
Mexico	90	128	35
The Netherlands	0	17	18
Nicaragua	0	0	2
Panama	13	15	48
Paraguay	3	0	0
Peru	0	5	43
United States	0	0	19
Trinidad and Tobago	10	11	10
Venezuela	14	65	121
Total	$864	$1,047	$1,056

Short-Term Borrowings and Placements and Securities Sold Under Repurchase Agreements

The Bank’s short-term borrowings consist of borrowings from banks and have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 39 European and North American banks provide these short-term borrowings from banks.

As of December 31, 2006, short-term borrowings amounted to $1,596 million, an increase of $835 million from December 31 2005. The increase in short-term borrowings funded the growth in the credit portfolio experienced during the year.

The average term remaining to maturity of short-term borrowings at December 31, 2006 was approximately 102 days. See Note 10 to the Consolidated Financial Statements.

The Bank also enters into repurchase agreements (“repos”) with international banks, utilizing its investment securities portfolio to secure funding. As of December 31, 2006, repos amounted to $438 million, an increase of $309 million from December 31, 2005, reflecting the increase in the Bank’s investment securities portfolio during this period.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and placements and securities sold under repurchase agreements at the dates and during the periods indicated.

	At and for the Year Ended December 31,
	2004	2005	2006
	(in $ millions, except percentages)
Short term borrowings and Securities sold under repurchase agreements
Advances from banks	$622	$608	$1,147
Discounted acceptances	0	24	10
Securities sold under repurchase agreements	82	129	438
Total short term borrowings and securities sold under repurchase agreements	$705	$761	$1,596

Maximum amount outstanding at any month-end	$705	$761	$1,634
Amount outstanding at year-end	$705	$761	$1,596
Average amount outstanding	$533	$601	$1,044
Weighted average interest rate on average amount outstanding	1.74%	3.39%	5.20%
Weighted average interest rate on amount outstanding at year end	2.83%	4.73%	5.51%

Medium- and Long-Term Borrowings and Placements

The interest rates on medium and long-term borrowings are adjusted semi-annually based on short-term LIBOR rates plus a credit spread (which is based on several factors, including credit ratings, risk perception, and the maturity period). The Bank uses these funds to finance its medium-term loan portfolio. The average term remaining to maturity of the Bank’s medium and long-term debt is two years.

The Bank’s Euro Medium Term Note Program, or, EMTN Program, has a maximum limit of $2.3 billion. Notes issued under the EMTN Program are placed in the Euro or Regulation S or 144A markets, and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various currencies. The Bank has not actively used the EMTN Program in the past three years, as it has relied on cheaper interbank funding. As of December 31, 2006, the total amount outstanding under this program with medium-term maturities was $25 million. As part of its interest rate and currency risk management, the Bank has from time to time, entered into foreign exchange forward and cross currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its EMTN Program. See Note 11 to the Consolidated Financial Statements and “Quantitative and Qualitative Disclosure About Market Risk”.

Cost and Maturity Profile of Borrowed Funds and Floating and Fixed Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed rate placements at December 31, 2006:

	Amount	Weighted Average Cost
	(in $ millions)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$467	5.43%
Due in 31 to 90 days	465	5.50%
Due in 91 to 180 days	390	5.57%
Due in 181 to 365 days	274	5.57%
Total	$1,596	5.51%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	8.42	% [1]
Due in 31 to 90 days	3	8.42	% [1]
Due in 91 to 180 days	4	8.42	% [1]
Due in 181 to 365 days	48	5.01	% [1]
Due in 1 through 4 years	49	8.42	% [1]
Total	$105	6.87%
Medium and long-term borrowings at floating interest rate
Due in0 to 30 days	$1	5.71%
Due in 31 to 90 days	5	5.58%
Due in 91 to 180 days	25	5.90%
Due in 181 to 365 days	74	5.70%
Due in 1 through 4 years	324	5.74%
Total	$429	5.74%
Medium & long-term floating rate placements
Due in 1 through 4 years	$25	6.10%
Total	$25	6.10%

[1]	Represent fixed rate interest-bearing liabilities booked in local currency, to fund fixed rate interest-earning assets in the same local currency.

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

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2006. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$29.3	$0.0	$0.0	$0.0	$0.0	$0.0	$29.3
Interest-bearing deposits with banks	302.9	297.4	5.5	0.0	0.0	0.0	0.0
Investment securities
Trading securities	130.1	0.0	0.0	0.0	0.0	130.1	0.0
Available for Sale Securities	346.2	115.3	13.1	130.9	13.0	73.8	0.0
Held to Maturity Securities	125.2	35.1	10.0	80.1	0.0	0.0	0.0
Loans, net	2,925.1	522.7	1,294.4	836.5	132.3	194.9	(55.7)
Total interest-earning assets	3,858.7	970.5	1,323.0	1,047.5	145.3	398.8	(26.4)
Non-interest earning assets	112.9	0.0	0.0	0.0	0.0	0.0	112.9
Other assets	6.7	0.0	0.0	0.0	0.0	0.0	6.7
Total assets	$3,978.3	$970.5	$1,323.0	$1,047.5	$145.3	$398.8	$93.3
Interest-bearing liabilities
Deposits
Demand	$132.1	$132.1	$0.0	$0.0	$0.0	$0.0	$0.0
Time	924.1	578.2	317.2	28.8	0.0	0.0	0.0
Securities sold under repurchase Agreements	438.4	322.7	115.7	0.0	0.0	0.0	0.0
Short-term borrowings and placements	1,157.2	144.4	349.2	390.1	273.5	0.0	0.0
Medium- and long-term borrowings and placements	558.9	252.0	51.7	129.6	60.4	65.2	0.0
Trading Liabilities	54.8	0.0	0.0	0.0	0.0	54.8	0.0
Total interest-bearing liabilities	3,265.6	1,429.4	833.8	548.5	333.9	120.0	0.0
Non-interest-bearing liabilities	128.9	0.0	0.0	0.0	0.0	0.0	128.9
Total liabilities	3,394.4	1,429.4	833.8	548.5	333.9	120.0	128.9
Stockholders’ equity	583.9	0.0	0.0	0.0	0.0	0.0	583.9
Total liabilities and stockholders’ equity	$3,978.3	$1,429.4	$833.8	$548.5	$333.9	$120.0	$712.8
Interest rate sensitivity gap		(458.9)	489.2	499.0	(188.5)	278.8	(619.5)
Cumulative interest rate sensitivity gap		(458.9)	30.5	529.3	340.7	619.5
Cumulative gap as a % of total interest-earning assets		-12%	1%	14%	9%	16%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. As a result, there is a potential adverse impact on the Bank’s net interest income that might result from interest rate increases. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (i) changes in net interest income due to a potential impact given certain movements in interest rates, (ii) changes in the amount of available equity funds of the Bank (given a one basis point movement in interest rates) and (iii) changes in Value-at-Risk (VaR) of the Bank’s portfolio (the expected maximum loss due to interest rate fluctuations, based on statistical analysis of the historical volatility of the Bank’s portfolio). The Bank also has used interest rate swaps as part of its interest rate risk management. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating rate interest payments or vice versa.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated.

	At December 31,
	2004	2005	2006
	(in $ thousands)
Common stock	$279,978	$279,978	$279,980
Capital surplus	133,785	134,340	134,945
Capital reserves	95,210	95,210	95,210
Retained earnings	233,701	212,916	205,200
Accumulated other comprehensive income	6,082	619	3,328
Treasury stock	(92,627)	(106,282)	(134,768)
Total stockholders’ equity	$656,130	$616,782	$583,895

 The net decrease in stockholders’ equity during 2006 was mainly due to the following factors:

•	Dividends paid to common stockholders of $66 million ($27 million paid in quarterly dividends and $38 million paid in special dividends); and
•	The repurchase of $29 million Class E shares pursuant to the Bank’s stock repurchase program.
•	These factors were offset by net income for $58 million and higher accumulated other comprehensive income related to the available for sale portfolio.

The net decrease in stockholders’ equity during 2005 was mainly due to the following factors:

•	Dividends paid to common stockholders of $101 million ($23 million paid in quarterly dividends and $78 million paid in special dividends);
•	Lower accumulated other comprehensive income related to the available for sale portfolio; and
•	The repurchase of $14 million Class E shares pursuant to the Bank’s stock repurchase program.
•	These factors were offset by net income for $80 million.

At December 31, 2006, the Bank had completed the Bank’s $50 million stock repurchase program, which was commenced in August 2004. See “Dividends” and “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

At December 31, 2006, the capital ratio of total stockholders’ equity to total assets was 14.7%. Although the Bank is not subject to the capital adequacy requirements of the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), if the Federal Reserve Board’s fully phased-in risk-based capital guidelines applied to the Bank, the Bank's ratios would have exceeded all applicable capital adequacy requirements. At December 31, 2006, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 24.4% and 25.7%, respectively. The Banking Law (as defined under “Information on the Company—Business Overview—Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law). At December 31, 2006, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.0%. See “Regulation—Panamanian Law”.

C.   Research and Development, Patents and Licenses, etc.

Not applicable.

D.    Trend Information

The following are the most important trends, uncertainties and events that are reasonably likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•
The effect of changes in global economic conditions, including oil and other commodities prices, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region.

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

In addition, see “Risk Factors” for a discussion of the risks the Bank faces, which could affect the business, results of operations or financial condition.

E.    Off-Balance Sheet Arrangements

In the ordinary course of business, to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet. At December 31, 2006, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk), reimbursement undertakings and credit commitments (including unused commitments and other commitments). See Note 16 to the Consolidated Financial Statements. These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation from them or itself become entitled to an asset. A reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting loss recorded in the income statement.

For 2006, commission income from off-balance sheet arrangements amounted to $6 million. For additional information see “Results of Operations - Commission Income”. For 2006, the Bank is committed to invest $2 million ($3 million in 2005) in a private investment fund whose main objective is generate capital appreciation in the long term through the purchase of shares and convertible debt mainly from Mexican manufacturing corporations or foreign corporations looking to establish or expand their operations in Mexico.

No obligations have arisen from variable interest entities as defined in FIN 46R.

The Bank has entered into agreements that contain indemnification provisions, such as indemnification agreements with its executive officers and directors, and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances, including liabilities or related losses arising under the Securities Act and the Exchange Act.

F.    Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in $ millions)
Medium and long-term debt obligations[1]	$559	$145	$344	$70	$0
Service agreements	5	1	1	1	2
Leasehold obligations	4	1	1	2	0
Total contractual obligations	$568	$147	$346	$73	$2

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in $ millions)
Letters of credit	$109	$109	$0	$0	$0
Stand-by letters of credit	158	156	2	0	0
Guarantees	154	40	81	33	0
Reimbursements undertaking	3	3	0	0	0
Other commercial commitments	200	97	102	0	2	[2]
Total Commercial Commitments	$624	$405	$184	$33	$2

[1]	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
[2]	This amount is without maturity.

Purchase Agreements

The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and are mainly related to the maintenance of a new technology platform and telecommunications services. The terms of these agreements are up to eight years and some can be re-negotiated for annual or semi-annual price adjustments after the fifth year. Under the terms of these agreements, the Bank has committed to contractually specified minimum payments over the contractual periods. See Note 17 to the Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Age
CLASS A
Guillermo Güémez García Deputy Governor Banco de Mexico, Mexico	Mexico	Director	2008	66
Santiago Perdomo Maldonado President Red Multibanca Colpatria, Colombia	Colombia	Director	2008	49
José Maria Rabelo Banco do Brasil, Brazil	Brazil	Director	2010	52
CLASS E
Mario Covo Chief Executive Officer Finaccess International, Inc., U.S.A.	U.S.A	Director	2008	49
Will C. Wood Principal Kentwood Associates, U.S.A.	U.S.A.	Director	2009	67
Herminio Blanco Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2010	56
William Hayes President Wellstone Global Finance, LLC, U.S.A.	U.S.A.	Director	2010	64
Maria da Graça França Brazil	Brazil	Director	2010	58
ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors	2009	58
Jaime Rivera Chief Executive Officer Bladex, Panama	Guatemala	Director	2009	54

Guillermo Güémez García has served as a Director of the Bank since 1997. Mr. Güémez has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He has served as President of the Executive Committee in Grupo Azucarero Mexico, Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C. V., Co-Chairman of the North American Committee and Board Member of Home Mart, S.A. de C.V. from 1993 to 1994. Mr. Güémez served on the Mexican Business Coordinating Council for Nafta in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978; Representative in London and set up Banco Nacional de Mexico’s branch in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, Executive Vice President for International Products and was the founder and President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He has held the positions of, as well as International Operations from 1984 for Banco Nacional de Mexico. Mr. Güémez was Board Member of the Institute of International Finance and Board Member and Chairman of the Executive Committee of the International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America in Mexico as Assistant Representative.

Santiago Perdomo Maldonado has served as a Director of the Bank since 2003. Mr. Perdomo has served as President of Banco Colpatria - Red Multibanca Colpatria, in Colombia, since May 1999. Mr. Perdomo has been employed by Banco Colpatria in various capacities since 1994, including: as Executive Vice President from November 1998 to April 1999, as President from September 1994 to October 1998, and as Executive Vice President of Corporación Colpatria from February 1994 to August 1994. Previously, he was Manager of Corredora Bursatil from March 1993 to January 1994. Mr. Perdomo has also served as Manager of Colpatria Sociedad Administradora from September 1991 to February 1993, and as Manager of Corporate Banking from July 1981 to August 1991.

José Maria Rabelo has served as a Director of the Bank since 2007. Mr. Rabelo has served as Vice President of International and Wholesale Business in Banco do Brasil since July 2005. Mr. Rabelo has been employed by Banco do Brasil in various capacities since 1996, holding the positions of Director of Foreign Trade from 2004 to 2005, General Manager of the Operational Assets Reestructuring Unit from 2003 to 2004, Executive Superintendent of the Credit Unit from 1999 to 2000, Executive Superintendent of Sao Paulo Business Unit from 1998 to 1999, Executive Manager of the Credit Function Unit in 1997, Executive Manager of the Distribution Unit from 1996 to 1997 and Superintendent of Rio Grande do Norte State Unit in 1996. Mr. Rabelo was Commercial Director of Aliança do Brasil Insurance Company from 2000 to 2002.

Mario Covo has served as a Director of the Bank since 1999. Mr. Covo is a founding partner of Finaccess International, Inc., New York, and has served as the Chairman and Chief Executive Officer of that company since 1999. Mr. Covo is also one of the founders of Columbus Advisors and the Columbus Group, where he worked from 1995 to 1999. Mr. Covo was employed by Merrill Lynch, as Head of Emerging Markets-Capital Markets, from 1989 to 1995. Previously, he was employed by Bankers Trust Company as Vice President in the Latin American Merchant Banking Group from 1985 to 1989, focusing on corporate finance and debt-for-equity swaps. Prior to that Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Will Wood has served as a Director of the Bank since 1999. Mr. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. Mr. Wood was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, he was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. Mr. Wood was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. He worked for Citibank in La Paz, Bolivia, Lima, Peru, Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in 1964 in New York.

Herminio Blanco has served as a Director of the Bank since 2004. Mr. Blanco has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City since 2002. He has served as a business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, a member of the International Advisory Committee of Mitsubishi Corporation and a member of the Trilateral Commission since 2000. Mr. Blanco served as Secretary of Trade and Industry, Chairman of the National Council for Deregulation, Chairman of the Advisory Council for Trade Negotiations, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico, from 1994 to 2000. He served as Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico, from 1993 to 1994 and from 1988 to 1990. Mr. Blanco served as Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA), from 1990 to 1993. He served as one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988. Mr. Blanco served as Assistant Professor of Economics at Rice University, Houston Texas, from 1980 to 1985. He served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William Hayes has served as a Director of the Bank since 2004. Mr. Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and as Charter Member of the Board of Directors and Investment Committee of WestLB-Tricon Forfaiting Fund Limited, Bermudas, since 1999. Mr. Hayes served as Managing Director-Emerging Markets and in various capacities for West Merchant Bank Limited, London (formerly Standard Chartered Merchant Bank and Chartered WestLB), from 1987 to 1999. Mr. Hayes served as Senior Vice President-Trading for Libra Bank Limited, New York Agency, from 1986 to 1987. He served as Principal of W.D. Hayes and Associates, California, from 1984 to 1986. He served in various capacities for Wells Fargo Bank, N.A., San Francisco, California, from 1969 to 1984.

Maria da Graça França has served as a Director of the Bank since 2004. Ms. França served in various capacities for Banco do Brasil from 1971 until her retirement in May 2007, including Director of Internal Control of Banco do Brasil, in Brasilia, from 2006 to May 2007, Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America, based in Argentina in 2002, General Manager of Banco do Brasil Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil Miami Branch from 1993 to 1999, General Manager of the Department responsible for Banco do Brasil foreign network from 1992 to 1993, Deputy General Manager in charge of the foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager at the foreign exchange internal controls from 1984 to 1987 and Foreign Exchange Department from 1971 to 1984.

Gonzalo Menéndez Duque has served as a Director of the Bank since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile, and serves as a director of the following Luksic group holding companies: Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985. In addition, he serves as President of the following Luksic group companies: Banchile Corredores de Bolsa S.A. since 2007, and Inversiones Vita since 2000. Previously, Mr. Menéndez Duque served as a director and President of several companies related to Grupo Luksic since 1985, including: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group and Banchile Administradora General de Fondos.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer of the institution. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.

Senior Management

The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	54
Rubens V. Amaral Jr.	Chief Commercial Officer	Brazil	48
Ernesto A. Bruggia	Chief Operations Officer	Argentina	51
Miguel Moreno	Senior Vice President, Controller	Colombia	54
Gregory Testerman	Senior Managing Director, Treasury and Capital Markets	U.S.A.	44
Carlos Yap S.	Senior Vice President, Chief Financial Officer	Panama	51
Ana Maria de Arias	Senior Vice President, Human Resources and Corporate Operations	Panama	43
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	47

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer of the institution. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.

Rubens V. Amaral Jr. became Chief Commercial Officer of the Bank in March 2004. He served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division - Head Office, from 1989 to 1993. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Ernesto A. Bruggia became Chief Operations Officer of the Bank in July 2004. Mr. Bruggia served as Chief Executive Officer of Banco de la Provincia de Buenos Aires (“BPBA”) from 1999 to 2004 and as Chief Executive Officer of Grupo BAPRO (the holding company of BPBA) from 1998 to 2004. Mr. Bruggia served in various capacities with BPBA beginning in 1976, including Assistant General Manager from 1993 to 1999, Finance and International Relations Manager from 1992 to 1993, International Operations Manager from 1990 to 1992, Deputy Manager in charge of International Operations from 1989 to 1990, Deputy Manager in charge of the International Division in 1985, and Chief of International Audit in 1983. Mr. Bruggia began his career with BPBA in 1976 in its Stock Exchange Department.

Miguel Moreno has served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for Price Waterhouse, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, as Chief of the Organization and Systems Office, Colombia from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Gregory D. Testerman has served as Senior Managing Director, Treasury and Capital Markets of the Bank since 2007. Mr. Testerman previously served as Senior Vice President, Treasury of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch, and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

Carlos Yap S. has served as Senior Vice President and Chief Financial Officer of the Bank since July 2002. Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993. Prior to his employment with the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

Ana María de Arias has served as Senior Vice President of Human Resources and Corporate Operations of the Bank since June 2004. Prior to her employment with the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama, from 2000 to 2004, and as Assistant Vice President of Human Resources from 1999 to 2000. She served in various capacities with the Panama Canal Commission, Panama, from 1990 to 1999.

Miguel A. Kerbes has served as the Senior Vice President and Chief Risk Officer of the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002. He served as the Assistant Credit Director for the Southern Cone Area of Banco Santander-Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston, Chile, from 1992 to 1995, and was employed by ING Bank in various capacities from 1982 to 1992.

B.    Compensation

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2006 to the executive officers of the Bank as a group, including the Bank's chief executive officer, for services in all capacities was $2,479,891. During the fiscal year ended December 31, 2006, the Bank accrued, and in February 2007 paid, performance-based bonuses to the Bank’s executive officers, including the Bank's chief executive officer, in the aggregate amount of $1,171,000. At December 31, 2006, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $629,457.

The aggregate number of stock options awarded during the year ended December 31, 2006 to executive officers and other non-executive officers of the Bank as a group under the Bank’s indexed stock option plan (the “Indexed Stock Option Plan”) was 198,528, representing a total compensation cost of $928,005, of which $212,933 was charged against income in 2006, and $715,072 will be charged to income over a period of 3.1 years. The options granted have a vesting period of four years and are granted based on the level of achievement by the Bank’s executive officers measured against established corporate financial performance goals. The Indexed Stock Option Plan was terminated by the Board in April 2006.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2006, 2005, and 2004, the Bank charged to salaries expense $259,534, $165,188 and $178,626, respectively, with respect to this plan. As of December 31, 2006 and 2005, the accumulated liability payable under this contribution plan amounted to $743,373, and $483,839, respectively.

2006 CEO Compensation

The 2006 compensation of the Bank's chief executive officer included a base salary of $300,000, a performance-based cash bonus of $230,000, a performance-based indexed stock option grant with a value of $249,000, a retirement plan that included a contribution from the Bank of $30,003, and executive perquisites of $5,769. During the fiscal year ended December 31, 2006, the Bank accrued, and in February 2007 paid, performance-based bonus to the Bank’s CEO in the aggregate amount of $286,000. At December 31, 2006, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for the CEO was approximately $220,555. In addition, the CEO has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

As part of the Bank’s compensation plan, each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for his services as a director and an additional amount of $1,500 for each meeting of the Board and each stockholders meeting attended, and $1,000 for each Board Committee meeting attended. The Chairman of the Board is eligible to receive an additional 50% of the compensation that other directors are eligible to receive. The Chairman of each Committee of the Board is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2006 to the directors of the Bank as a group for their services as directors was $713,000.

The aggregate number of restricted stock awarded during the year ended December 31, 2006 to non-employee directors of the Bank as a group under the Bank’s restricted stock plan (the “Board Restricted Stock Plan”) was 5,967 Class E shares and compensation expense charged against income in 2006 relating to such issuances was $94,875. Under this plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made.

The aggregate number of stock options awarded during the year ended December 31, 2006 to non-employee directors of the Bank as a group under the Indexed Stock Option Plan was 18,182 representing a compensation cost of $84,990, of which $19,501 was charged against income in 2006, $65,489 will be charged to income over a period of 3.1 years.

For a detailed description of the Board Restricted Stock Plan and other discontinued stock based compensation plans, see Note 14 to the Consolidated Financial Statements.

2006 Stock Option Plan

On December 12, 2006, the Board adopted the 2006 Stock Option Plan. The maximum aggregate number of shares, which may be issued under the 2006 Stock Option Plan, is two million Class E common shares. On an annual basis, the 2006 Stock Option Plan allows directors to receive stock options for an equivalent amount of $10,000, and for the Chairman of the Board, an equivalent amount to $15,000. The Board, with the recommendation and advice of the Nomination and Compensation Committee, may authorize the grant of options to any one or more key employees of the Bank, as well as determine or impose conditions upon the grant or exercise of stock options under the Plan.

The stock options expire seven years after the date of grant and, except as otherwise provided in the award agreement, shall be exercisable beginning on the fourth anniversary of the date of grant. However, in no event will the exercise price of a stock option be less than 100% the fair market value per share subject to the stock option on the date the stock option was granted.

At December 31, 2006 no grants had been made under this plan. On February 13, 2007, the Board granted 20,131 stock options to non-employee directors and 188,634 stock options to key employees, representing a compensation cost of $94,976 and $889,956, respectively. This cost will be charged to income over a period of four years.

Beneficial Ownership

As of December 31, 2006, the Bank’s executive officers and directors, as a group, owned an aggregate of 34,306 Class E shares, which was approximately 0.1% of all issued and outstanding Class E shares.

The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and options and rights held as of December 31, 2006.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2006	Number of Shares that may be Acquired within 60 days of Dec. 31, 2006	Stock Options[1]	Deferred Equity Units[2]	Indexed Stock Options
Jaime Rivera Chief Executive Officer	1,400	0	52,989	770	155,709
Rubens V. Amaral Jr. Chief Commercial Officer	0	0	26,494	0	102,638
Ernesto A. Bruggia Chief Operations Officer	2,155	0	15,896	0	37,992
Miguel Moreno Senior Vice President, Controller	2,000	0	10,597	597	35,757
Gregory Testerman Senior Managing Director, Treasury and Capital Markets	0	0	21,195	0	20,998
Carlos Yap S Senior Vice President, Chief Financial Officer	0	27,163	27,163	545	26,574
Ana Maria de Arias Senior Vice President, Human Resources and Corporate Operations	590	0	10,597	0	21,176
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	3,750	19,646	621	29,380
Total	6,145	30,913	184,577	2,533	430,674

[1]
Includes 153,664 stock options granted to executive officers on February 13, 2007, under the 2006 Stock Option Plan, and 30,913 stock options granted under the Bank’s 1995 and 1999 Stock Option Plans. On February 13, 2007, an aggregate of 34,970 stock options were granted to other non-executive officers under the 2006 Stock Option Plan.

[2]
Deferred equity units granted under the Bank’s Deferred Compensation Plan (DC Plan). In addition, as of the date hereof, there are 1,894 units outstanding under the DC Plan that were granted to former executive officers of the Bank.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, restricted shares held under the Board Restricted Stock Plan and options received under the Indexed Stock Option Plan, as of December 31, 2006.

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2006[1]	Number of Shares that may be Acquired within 60 days of Dec. 31, 2006	Stock Options[2]	Restricted Shares [3]	Indexed Stock Options
Maria da Graça França [4]	0	0	0	0	0
Guillermo Güémez García[5]	0	0	0	0	0
Santiago Perdomo Maldonado	2,850	0	2,119	2,850	5,960
Will C. Wood	4,850	0	2,119	2,850	5,960
Mario Covo	2,850	0	2,119	2,850	5,960
Herminio Blanco	1,845	0	2,119	1,845	5,960
William Hayes	9,645	0	2,119	1,845	5,960
Alexandre Lodygensky Jr6	1,845	0	2,119	1,845	5,960
Gonzalo Menéndez Duque	4,276	0	3,179	4,276	8,942
Total	28,161	0	15,893	18,361	44,702

[1]	Includes Class E shares held under the Board Restricted Stock Plan.
[2]	Stock options granted on February 13, 2007, under the 2006 Stock Option Plan.
[3]
Under this plan, Directors receiving restricted shares will have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary of the award date.

[4]
1,845 Class E shares corresponding to Ms. França’s entitlement under the Board Restricted Stock Plan have been issued to her employer, Banco do Brasil. In addition, an aggregate number of 5,960 indexed options to which Ms. França was entitled under the Indexed Stock Option Plan have been granted to Banco do Brasil and an aggregate number of 2,119 stock options to which Ms. França was entitled under the 2006 Stock Option Plan have been granted to Banco do Brasil.

[5]
2,850 Class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico. In addition, an aggregate number of 2,119 stock options to which Mr. Guémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

[6]	Mr. Lodygensky´s term as a Class E expired in April 2007 and he did not stand for re-election.

For additional information regarding stock options granted to executive officers and directors, see Note 14 to the Consolidated Financial Statements.

C.    Board Practices

Corporate Governance

The Board has decided not to constitute a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. The Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and to verify compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange's Listed Company Manual/Corporate Governance Rules on its website (www.blx.com/Investors Center/ Corporate Governance). Additionally, the Bank’s website (under “Corporate Governance”) provides a summary of the significant differences between corporate governance practices commonly used by the Bank and other public companies in Panama and the NYSE Standards for U.S. domestic companies.

Stockholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below. Relevant correspondence will be discussed at the next scheduled meeting of the Board, or as indicated by the urgency of the matter.

Attn: Board of Directors of Banco Latinoamericano de Exportaciones, S. A.
c/o Mr. Gonzalo Menéndez Duque, Director & Chairman of the Board of Directors
Privileged & Confidential
P.O. Box 0819-08730
Panama, Republic of Panama

In addition, Bladex has selected EthicsPoint to provide stockholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided in the Bank’s website (www.blx.com/Investors Center/Corporate Governance), under Private Filing of Reports.

Information as to “Dignatarios”

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

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque [1]	Chile	Chairman of the Board	58
Jaime Rivera	Guatemala	Chief Executive Officer	54
Maria da Graça França	Brazil	Treasurer	58
Ricardo Manuel Arango	Panama	Secretary	46

[1]	Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2007 by the Board.

Committees of the Board of Directors

The Board conducts its business through meetings of the Board and through its Committees. During the fiscal year ended December 31, 2006, the Board held 13 meetings. Each director attended an average of 93% of the total number of Board meetings held during the fiscal year ended December 31, 2006.

The following table sets forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2006:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	10
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	6
Nomination and Compensation Committee	4	5

The Bank has included the charters of its four Committees established by the Board on its website www.blx.com/Investors Center/Corporate Governance.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Will C. Wood (Chairman of the Audit and Compliance Committee), Gonzalo Menéndez Duque, Santiago Perdomo Maldonado and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors, as defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the New York Stock Exchange, and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama. In addition, at least one of the members of the Committee is a “financial expert,” as defined in the rules enacted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require. During the fiscal year ended December 31, 2006, the Audit and Compliance met ten times. The Audit and Compliance Committee pre-approved all audit and non-audit services.

The Audit and Compliance Committee reviewed and recommended to the Board that the audited consolidated financial statements of the Bank for the year ended December 31, 2006 be included in the Bank’s Annual Report.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s ethics code.

The Audit and Compliance Committee, in its capacity as a Committee of the Board, is directly responsible to make recommendations to the Board regarding the appointment of the Bank’s independent auditors. The Audit and Compliance Committee recommended to the Board to replace KPMG as its current external independent auditors, and also recommended the appointment of Deloitte as the Bank’s new external independent auditors for the fiscal year ending December 31, 2007. This committee is also responsible for the compensation and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and such independent auditors. The Bank’s independent auditors are required to report directly to the Audit and Compliance Committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the Committee’s performance. See Item “Audit and Compliance Committee Financial Expert and Principal Accountant Fees and Services”.

Credit Policy and Risk Assessment Committee (“CPER”)

The CPER is a standing committee of the Board. No member of the CPER can be an employee of the Bank. The Board has determined that all members of the CPER are independent. The current members of the CPER are Guillermo Güémez García (Chairman of the Committee), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco, and José Maria Rabelo.

The CPER is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks. It also reviews the quality and profile of the Bank’s credit facilities, and the risk levels that the Bank is willing to assume. The Committee’s responsibilities also include, among others, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Committee performs its duties through the review of periodical reports from the Bank’s Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management team. The Committee meets at least four times per year. During the fiscal period ended December 31, 2006, the Committee held five meetings.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman of the Committee), Herminio Blanco, Guillermo Güémez García, José Maria Rabelo, and William Hayes.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the Committee reviews and recommends to the Board, among others, policies related to the Bank’s funding, interest rate and liquidity gaps, investment of liquidity, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from management, and by way of its interaction with the Senior Managing Director, Treasury and Capital Markets and other members of the Bank’s management team. The Committee meets at least four times per year. During the fiscal year ended December 31, 2006, the Committee held six meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent, under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the New York Stock Exchange, and Agreement No.04-2001 of the Superintendency of Banks of the Republic of Panama. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman of the Committee), Mario Covo, Santiago Perdomo Maldonado, and William Hayes.

The Committee meets at least four times per year. During the fiscal year ended December 31, 2006, the Committee held five meetings.

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

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2006 amounted to $15,000. During the fiscal year ended December 31, 2006, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	72
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile	53
Alberto Motta, Jr	Vice President Inversiones Bahia Ltd.	Panama	60
Enrique Cornejo	Executive President Banco de la Nación - Peru	Peru	50

D.    Employees

As of December 31, 2006, the total number of permanent employees was 171, which were geographically distributed as follows: Head Office in Panama: 139; New York Agency: 8; Bladex Asset Management: 2; Representative Office in Argentina: 2; Representative Office in Brazil: 10; Representative Office in Mexico: 4; and an International Administrative Office in Miami: 6.

E.    Share Ownership

See “Beneficial Ownership” and “Compensation”.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

As of December 31, 2006, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 11.1% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2006:

	At December 31,
	Number of Shares	% of Class	% of Total
Class A
Banco de la Nación Argentina	1,045,348.00	16.5	2.9
Banco do Brasil [1]	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú)6	446,556.00	7.0	1.2
Banco Central del Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.4	11.4
Total Shares of Class A Common Stock	6,342,189.16	100.0%	17.5%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	32.5	2.4
Banco de la Nación Argentina	295,944.50	10.9	0.8
The Korea Exchange Bank	147,172.50	5.4	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	48.8	3.6
Total Shares of Class B Common Stock	2,725,387.37	100.0%	7.5%

Class E [2]	Number of Shares	% of Class	% of Total
Oppenheimer Funds Inc	4,034,215.00	14.8	11.1
Brandes Investment Partners, LP	3,134,771.00	11.5	8.6
Franklin Resources Inc	2,625,200.00	9.6	7.2
Mondrian Investment Partners Ltd	2,617,700.00	9.6	7.2
Arnhold & S. Bleichroeder Advisers, LLC	2,550,510.00	9.4	7.0
Porter Orlin LLC	2,016,300	7.4	5.6
Capital Research and Management Co	1,475,000.00	5.4	4.1
Sub-total shares of Class E Common Stock	18,453,696.00	67.7	50.8
Total Shares of Class E Common Stock	27,261,495.00	100.0%	75.0%

Total Shares of Common Stock	36,329,071.53		100.0%

1
Does not include an aggregate of 1,845 Class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan issued to her employer, Banco do Brasil and an aggregate of 5,960 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan granted to Banco do Brasil, and an aggregate number of 2,119 stock options to which Ms. França was entitled under the 2006 Stock Option Plan granted to Banco do Brasil

[2]	Source: Schedule 13G and 13F filings with the U.S. Securities and Exchange Commission dated December 31, 2006.

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

At December 31, 2006, the Bank did not have any outstanding credit exposure with related parties as defined by the Panamanian Superintendency of Banks.

C.   Interests of Experts and Counsel

Not required in this Annual Report.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

 The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

The Board’s policy is to distribute quarterly cash dividends on the Bank’s common stock, and, from time to time has declared special dividends to its stockholders. Dividends are declared at the Board’s discretion.

The following table shows information about common dividends paid on the dates indicated.

Payment date	Record date	Dividend per share
January 17, 2006	January 6, 2006	$0.15
April 6, 2006	March 24, 2006	$1.19[1]
July 17, 2006	July 7, 2006	$0.19
October 16, 2006	October 6, 2006	$0.19
January 18, 2007	January 8, 2007	$0.19
April 10, 2007	March 30, 2007	$0.22

1 Includes $1.00 special dividend.

On February 2006, the Board declared a 25% increase in the quarterly dividend, from $0.15 per share to $0.1875 per share. In addition, the Board declared a special cash dividend of $1.00 per common share, which was paid on April 6, 2006 to stockholders of record as of March 24, 2006.

On February 2007, the Board declared an increase in the quarterly dividend from $0.1875 per share to $0.22 per share.

The following table shows information about preferred dividends paid on the dates indicated.

Payment date	Record date	Dividend per share
May 17, 2004	April 30, 2004	$0.40
November 15, 2004	November 8, 2004	$1.90
May 16, 2005	April 29, 2005	$2.15
November 15, 2005	October 31, 2005	$2.18
May 15, 2006	April 28, 2006	$2.22

B.    Significant Changes

Not applicable

Item 9.    The Offer and Listing

A.    Offer and Listing Details

The Bank’s Class E shares are listed on the New York Stock Exchange under the symbol BLX. The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.

	Price per Class E Share (in $)
	High	Low
2002	29.70	2.00
2003	19.95	4.01
2004	20.00	14.00
20056	25.50	15.34
2006	18.70	14.59
2005:
First Quarter	25.50	18.53
Second Quarter	20.95	15.34
Third Quarter	18.52	16.70
Fourth Quarter	18.95	16.40
2006:
First Quarter	18.70	15.65
Second Quarter	17.44	14.59
Third Quarter	16.90	15.38
Fourth Quarter	17.05	15.10
2007:
First Quarter	17.12	15.52
2006:
November	16.81	15.58
December	17.05	15.91
2007:
January	17.12	16.12
February	17.07	16.25
March	16.80	15.52
April	20.02	16.50
May	21.60	18.60

B.    Plan of Distribution

Not required in this Annual Report.

C.   Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (on the New York Stock Exchange), represent approximately 75% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2006. The Bank’s Class B shares are convertible into Class E shares on a one to one basis.

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

C.    Material Contracts

The Bank has not entered into any material contract outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. See Note 17 to the Consolidated Financial Statements.

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

This summary does not address the consequences of the acquisition, ownership or disposition of the Bank’s Class A or Class B shares.

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

As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (4) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (5) any holder otherwise subject to U.S. federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class E shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of Class E shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Class E shares.

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See “United States Taxes—Taxation of Capital Gains”. The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for the special 15% rate applicable to “qualified dividend income” received by an individual, provided, that (1) the Bank is not a “passive foreign investment company” in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S., and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

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

Taxation of Capital Gains

Subject to the “Passive foreign Investment Company Status” discussion below, gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares will generally be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition. Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition. Otherwise, the gain will be treated as a short-term capital gain. Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of non-corporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of non-corporate U.S. Holders may be carried over indefinitely.

A non-U.S. Holder of Class E shares will generally not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of Class E shares. However, special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Class E shares.

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a “passive foreign investment company” (“PFIC”). A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The Code provides an exception for foreign institutions in the active conduct of a banking business, provided the institution is licensed to do business in the United States. Under proposed regulations, the exception is extended to a foreign corporation that is not licensed to do business as a bank in the United States so long as such foreign corporation is an “active foreign bank.” Based on its current and intended method of operations as described herein, the Bank believes that it is not a PFIC under current U.S. federal income tax law because it is eligible for the exception available to active foreign banks in the Code and the proposed regulations. The Bank intends to continue to operate in a manner that will entitle the Bank to rely upon that exception to avoid classification as a PFIC.

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

F.    Dividends and Paying Agents

Not required in this Annual Report.

G.   Statement by Experts

Not required in this Annual Report.

H.   Documents on Display

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Carlos Yap, Chief Financial Officer, Bladex, as follows: (i) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (ii) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8563. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. Information is also available on the Bank’s website at: www.blx.com.

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

The Bank’s businesses are subject to market risk. The components of market risk are interest rate risk inherent in the Bank’s balance sheet, price risk in the Bank’s principal investing portfolio and market value risk in the Bank’s trading portfolios. For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see “Liquidity and Capital Resources”, and Notes 2 (q)  and 18 to the Consolidated Financial Statements.

For information regarding derivative financial instruments see Notes 2 (q) and 18 to the Consolidated Financial Statements. For information regarding investment securities see “Business Overview—Investment Securities” and Note 5 to the Consolidated Financial Statements.

Information about Derivative Financial Instruments

The table below lists for each of the years 2006 to 2011 the notional amounts and weighted interest rates, as of December 31, 2006, for the Bank’s investments, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.

	Maturities
	2007	2008	2009	2010	2011	There-after	Total 2006	Fair Value 2006
	($ Equivalent in thousands)
Non - Trading
Investments
Fixed rate
US Dollars	141,000	15,000	34,000	35,000	5,000	190,338	420,338	464,298
Average fixed rate	6.60%	4.38%	8.06%	7.55%	9.63%	9.99%	8.29%
Variable rate
US Dollars		5,000		2,000			7,000	7,015
Average variable rate		5.82%		7.17%			6.21%
Loans
Fixed rate
US Dollars	1,426,912	602	442	302	139	4,000	1,432,397	1,402,631
Average fixed rate	6.09%	6.10%	5.76%	5.43%	5.21%	7.37%	6.09%
Mexican Peso	14,039	14,893	16,678	18,678	1,654		65,942	69,940
Average fixed rate	11.28%	11.38%	11.38%	11.38%	11.38%		11.36%
Variable rate
US Dollars	670,137	364,238	199,192	100,045	106,904	25,935	1,466,451	1,452,599
Average variable rate	6.49%	6.33%	6.98%	6.86%	6.45%	6.88%	6.54%
Mexican Peso	12,223						12,223	12,176
Average variable rate	9.58%						9.58%
Euro	482	892	819	1,157	409		3,759	3,595
Average variable rate	4.53%	4.55%	4.57%	4.59%	4.57%		4.56%
Borrowings and Placements
Fixed rate
US Dollars	1,635,604						1,635,604	1,635,317
Average fixed rate	5.48%						5.48%
Mexican Peso	15,962	15,962	15,962	15,962	1,330		65,178	68,455
Average fixed rate	8.42%	8.42%	8.42%	8.42%	8.42%		8.42%
Variable rate
US Dollars	105,180	291,500	52,000	5,000			453,680	455,015
Average variable rate	5.74%	5.76%	5.80%	5.98%			5.76%
Interest Rate Swaps
US Dollars variable to fixed			19,000	35,000	5,000	190,338	249,338	(1,655)
Average pay rate			8.61%	7.55%	9.63%	9.99%	9.54%
Average receive rate			8.88%	7.81%	9.92%	10.11%	9.69%
Cross Currency Swaps
Receive US Dollars	462	853	785	1,108	392		3,601
US Dollars variable rate	6.63%	6.64%	6.65%	6.66%	6.65%		6.65%
Pay EUR	462	854	785	1,108	392		3,601	(164)
EUR variable rate	4.53%	4.55%	4.57%	4.59%	4.57%		4.56%
Forward Currency Exchange Agreements
Receive US Dollars/Pay Mexican Pesos	14,391	466	1,686	2,924	299		19,766	(340)
Average exchange rate	11.03	11.90	11.90	11.90	11.90		11.27
Pay US Dollars/Receive Mexican Pesos	1,593	5					1,598	66

Maturities
2007	2008	2009	2010	2011	There-after	Total 2006	Fair Value 2006
($ Equivalent in thousands)
Average exchange rate	11.31	11.90				11.31
Trading
Trading Assets
Investments in securities
Fixed rate
US Dollars			5,000		60,750	65,750	69.589
Average fixed rate			7.50%		8.56%	8.48%
Mexican Peso					18,520	18,520	21,184
Average fixed rate					9.18%	9.18%
Uruguayan Peso					5,829	5,829	6,433
Average fixed rate					5.00%	5.00%
Brasilian Real					11,139	11,139	12,671
Average fixed rate					12.50%	12.50%
Variable rate
US Dollars					15,103	15,103	6,080
Average variable rate					0.00%	0.00%
Argentine Peso		13,262				13,262	13,774
Average variable rate		11.99%				11.99%
Credit default swaps
US Dollars				5,000		5,000	79
Average rate				1.40%		1.40%
Interest rate swaps
Brasilian Real		2,038			4,685	6,723	104
Average rate		13.63%			12.63%	12.93%
Mexican Peso					2,315	2,315	161
Average rate					8.84%	8.84%
Trading Liabilities
Securities sold short
Fixed rate
US Dollars					52,000	52,000	54,039
Average fixed rate					6.00%	6.00%
Forward currency exchange agreements
Receive US Dollars/Pay Argentine Pesos	5,243					5,243	(147)
Average exchange rate	3.21					3.21
Receive US Dollars/Pay Brasilian Reales	36,398					36,398	(522)
Average exchange rate	2.22					2.22
Pay US Dollars/Receive Brasilian Reales	(36,398)					(36,398)
Average exchange rate	2.19					2.19
Pay US Dollars/Receive Mexican Pesos	15,269					15,269	(212)
Average exchange rate	10.99					10.99
Receive US Dollars/Pay Mexican Pesos	(15,269)					(15,269)
Average exchange rate	11.15					11.15
Pay US Dollars/Receive Colombian Pesos	20,784					20,784	8
Average exchange rate	2,327					2,327
Receive US Dollars/Pay Colombian Pesos	(15,770)					(15,770)
Average exchange rate	2,349					2,349
Pay US Dollars/Receive Peruvian Nuevos Soles	10,064					10,064	79
Average exchange rate	3.22					3.22

For information regarding fair value disclosure of financial instruments, see Note 20 to the Consolidated Financial Statements.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in United States dollars, and makes loans mostly in United States dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets were funded in different currencies, forward foreign exchange or cross currency swaps contracts were used to fully hedge the risk resulting from this cross currency funding. During 2006, the Bank did not held significant open foreign exchange positions, except for trading purposes. The Fund invests in securities denominated in foreign currency as well as in forward foreign currency exchange contracts, for trading purposes. At December 31, 2006, the Bank had an equivalent of $65 million of non-dollar financial liabilities, which matched funded asset transactions in the same currency.

Item 12.    Description of Securities Other than Equity Securities

Not required in this Annual Report.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Bank maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports it files under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Such controls include those designed to ensure that information for disclosure is communicated to the members of the Board and management, including the Chief Executive Officer (the “CEO”), as appropriate to allow timely decisions regarding required disclosure.

The CEO and Chief Financial Officer (the "CFO"), with the participation of management, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2006. Based on such evaluation, the CEO and the CFO have concluded that, as of the end of such period, the Bank's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Bank in the reports that it files or submits under the Exchange Act.

Changes in Internal Controls

During fiscal year ended December 31, 2006, the Bank implemented a new information system platform, which supports widely the operations that are carry out by the Bank and assists in the generation of financial reporting, as well as in the process of compliance reporting. Internal controls over financial reporting and procedures were revised, documented and put in place to ensure that are aligned with the process implemented throughout the new information system and are in compliance with the provision of Sarbanes-Oxley Act in its Section 404 (SOX 404).

The new information system went live in June 2006; since then, the Bank has been monitoring its performance and no additional changes have occurred other than the above referred in the Bank’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Item 16.    Reserved

A.    Audit and Compliance Committee Financial Expert

The Bank’s Board has determined that at least one member of the committee is a “financial expert,” as defined in the rules enacted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

B.    Code of Ethics

The Bank adopted a code of ethics that applies to the Bank’s principal executive officers and principal financial and accounting officers. The Bank includes the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange's Listed Company Manual/Corporate Governance Rules, including its code of ethics on its website (www.blx.com/Investor Center/Corporate Governance).

C.    Principal Accountant Fees and Services

At the Bank’s Annual Shareholders’ Meeting held on April 18, 2007, in Panama City, Panama, stockholders appointed Deloitte as the Bank’s new independent auditors for the fiscal year ending December 31, 2007. The change was approved and recommended to stockholders by the Audit and Compliance Committee of the Bank’s Board of Directors. The recommendation was based on cost efficiency reasons.

Deloitte is a registered Public Accounting Firm. During the years ended December 31, 2006 and 2005, and through the date hereof, the Bank did not engage Deloitte on any matters. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.

The reports of KPMG, the Bank’s independent auditor through April 18, 2007, on the Bank’s consolidated financial statements for the years ended December 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with the audit of the two fiscal years ended December 31, 2006 and 2005, and during the subsequent interim period through the date of this report, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements. In addition, there have been no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K.

The following table sets forth the aggregate fees billed for each of the fiscal years ended December 31, 2005 and 2006 for professional services rendered by the Bank’s independent auditors, KPMG:

	2005	2006
Audit Fees	$336,674	$471,693
Tax Fees	32,500	37,500
All Other Fees	6,207	22,485
Total	$375,381	$531,678

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

At July 17, 2006, the Bank completed the $50 million repurchase program with 3,042,618 shares repurchased. The following table shows information about shares repurchased by the Bank in the open market:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
September 2004 (9.10.04 - 9.22.04)	231,200	$16.41	231,200	2,814,811
October 2004 (10.5.04 - 10.20.04)	230,700	$16.18	230,700	2,625,136
March 2005 (03.17.05)	10,000	$21.93	10,000	1,926,724
May 2005 (05.13.05 - 05.26.05)	297,500	$17.08	297,500	2,175,838
August 2005 (08.11.05 - 08.31.05)	121,500	$17.06	121,500	2,057,247
September 2005 (09.1.05 - 09.30.05)	376,000	$17.09	376,000	1,677,895
November 2005 (11.18.05 - 11.18.05)	900	$17.07	900	1,678,808
February 2006 (02.23.06 - 02.23.06)	3,200	$17.80	3,200	1,606,478
March 2006 (03.7.06 - 03.31.06)	278,700	$17.10	278,700	1,393,462
April 2006 (04.3.06 - 03.13.06)	102,700	$17.28	102,700	1,276,706
May 2006 (05.11.06 - 05.31.06)	188,500	$16.63	188,500	1,137,953
June 2006 (06.1.06 - 06.30.06)	992,200	$15.70	992,200	213,097
July 2006 (07.3.06 - 07.17.06)	209,518	$15.97	209,518
Total	3,042,618	$16.43	3,042,618

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

BANCO LATINOAMERICANO
DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006 and 2005

(With Independent Registered Public Accounting
Firm’s Report Thereon)

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

KPMG Apartado postal 816-1089 Panamá 5, República de Panamá	Teléfono: Fax: Internet	(507) 208-0700 (507) 263-9852 www.kpmg.pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As further disclosed in Note 2 and 7 to the consolidated financial statements, the Bank changed its method of accounting for share-based compensation plans and its methodology for estimating generic allowances for credit losses in 2005.

February 28, 2007
Panama, Republic of Panama

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(in US$ thousand, except per share amounts)

	Note	2006	2005
Assets
Cash and due from banks	3,20	401	687
Interest-bearing deposits with banks (including pledged deposits
of $33,470 and $5,000 for 2006 and 2005, respectively)	3,20	331,764	229,200
Trading assets	4,20	130,076	0
Securities available for sale	5,20	346,194	182,050
Securities held to maturity (market value of $125,118 in 2006 and
$26,325 in 2005)	5,20	125,157	26,520
Loans	6,20	2,980,772	2,610,019
Less:
Allowance for loan losses	7,20	51,266	39,448
Unearned income and deferred loan fees		4,425	5,577
Loans, net		2,925,081	2,564,994

Customers' liabilities under acceptances	20	46,006	110,621
Premises and equipment (net of accumulated depreciation
of $8,043 in 2006 and $9,137 in 2005)		11,136	3,253
Accrued interest receivable	20	55,238	30,254
Derivative instruments used for hedging - receivable	18,20	541	357
Other assets	8,17	6,743	11,295
Total assets		3,978,337	3,159,231

Liabilities and Stockholders' Equity
Deposits:	9,20
Noninterest-bearing - Demand		1,620	1,315
Interest-bearing - Demand		130,510	27,070
Interest-bearing - Time		924,147	1,018,233
Total deposits		1,056,277	1,046,618

Securities sold under repurchase agreements	5,20	438,356	128,599
Short-term borrowings	10,20	1,157,248	632,100
Medium and long-term debt and borrowings	11,20	558,860	533,860
Trading liabilities	4,20	54,832	0
Acceptances outstanding	20	46,006	110,621
Accrued interest payable	20	28,420	14,736
Derivative instruments used for hedging - payable	18,20	2,634	297
Reserve for losses on off-balance sheet credit risk	7	27,195	52,086
Redeemable preferred stock ($10 par value)	12,20	0	5,149
Other liabilities		24,614	18,383
Total liabilities		3,394,442	2,542,449

Stockholders' equity:	13,14,15,19
Class "A" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class "B" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 2,725,390 in 2006
and 3,214,344 in 2005)		21,959	25,219
Class "E" common stock, no par value, assigned value of $6.67
(Authorized 100,000,000; outstanding 27,261,495 in 2006
and 28,540,242 in 2005)		213,614	210,353
Additional paid-in capital in excess of assigned value		134,945	134,340
Capital reserves		95,210	95,210
Retained earnings		205,200	212,916
Accumulated other comprehensive income	5,19	3,328	619
Treasury stock	13	(134,768)	(106,282)
Total stockholders' equity		583,895	616,782

Commitments and contingent liabilities	16,17,18,21

Total liabilities and stockholders' equity		3,978,337	3,159,231

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Income

For Each of the Years in the Three - Year Period Ended December 31, 2006

(in US$ thousand, except per share amounts)

	Note	2006	2005	2004
Interest income:
Deposits with banks		$8,973	5,121	2,765
Trading assets		5,810	0	0
Investment securities:
Available for sale		16,780	7,755	3,688
Held to maturity		5,985	2,219	2,218
Loans		165,802	101,728	67,481
Total interest income		203,350	116,823	76,152
Interest expense:
Deposits		56,611	29,559	11,939
Trading liabilities		4,639	0	0
Short-term borrowings		55,000	20,408	9,388
Medium and long-term debt and borrowings		28,263	21,603	12,800
Total interest expense		144,513	71,570	34,127
Net interest income		58,837	45,253	42,025

Reversal of (provision for) loan losses	7	(11,846)	54,155	111,400
Net interest income, after reversal of (provision
for) loan losses		46,991	99,408	153,425

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	7	24,891	(15,781)	871
Fees and commissions, net		6,285	5,824	5,928
Derivatives and hedging activities		(225)	2,338	47
Recoveries on assets, net of impairments	5	5,551	10,206	0
Trading gains		879	0	0
Net gain on sale of securities available for sale	5	2,568	206	2,922
Gain (loss) on foreign currency exchange		(253)	3	(194)
Other income, net		144	5	83
Net other income		39,840	2,801	9,657

Operating expenses:
Salaries and other employee expenses		16,826	13,073	10,335
Depreciation of premises and equipment		1,406	869	1,298
Professional services		2,671	3,281	2,571
Maintenance and repairs		1,000	1,172	1,207
Other operating expenses		7,026	6,296	5,941
Total operating expenses		28,929	24,691	21,352

Income before cumulative effect of changes in
accounting principles		57,902	77,518	141,730
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	7,15	0	2,733	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation plan	14,15	0	(150)	0
Net income		$57,902	80,101	141,730

Basic earnings per share:	7,14,15
Income before cumulative effect of changes in
accounting principles		$1.56	2.01	3.61
Cumulative effect of changes in accounting principles		0.00	0.07	0.00
Net income per share - basic		$1.56	2.08	3.61

Diluted earnings per share:	7,14,15
Income before cumulative effect of changes in
accounting principles		$1.54	1.99	3.60
Cumulative effect of changes in accounting principles		0.00	0.07	0.00
Net income per share - diluted		$1.54	2.06	3.60

Pro forma amounts, assuming the changes in
accounting principles are applied retroactively:	7,14,15
Income before effect of changes in accounting principles		$57,902	77,518	141,730
Cumulative effect on prior years of a change in the credit loss reserve methodology		0	0	(8,244)
Effect on prior year of an early adoption of the fair-value based method of accounting stock-based employee compensation plan		0	0	(150)
Net income available to common stockholders for both basic and diluted earning per share		$57,902	77,518	133,336

Basic earnings per share		$1.56	2.01	3.40

Diluted earnings per share		$1.54	1.99	3.39

Average basic shares		37,065	38,550	39,232

Average diluted shares		37,572	38,860	39,371

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders´ Equity

For Each of the Years in the Three - Year Period Ended December 31, 2006

(in US$ thousand)

					Accumulated
		Additional			other		Total
	Common	paid-in	Capital	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserves	earnings	income	stock	equity

Balances at January 1, 2004	279,978	133,786	95,210	150,789	9,876	(85,310)	584,329
Net income	0	0	0	141,730	0	0	141,730
Other comprehensive income	0	0	0	0	(3,794)	0	(3,794)
Issuance of restricted stocks	0	0	0	(116)	0	211	95
Repurchase of Class "E" common stocks	0	0	0	0	0	(7,528)	(7,528)
Dividends declared	0	0	0	(58,702)	0	0	(58,702)
Balances at December 31, 2004	279,978	133,786	95,210	233,701	6,082	(92,627)	656,130
Net income	0	0	0	80,101	0	0	80,101
Other comprehensive income	0	0	0	0	(5,463)	0	(5,463)
Compensation cost - indexed stock options plan	0	555	0	0	0	0	555
Issuance of restricted stocks	0	0	0	(57)	0	152	95
Exercised stock options	0	0	0	(4)	0	8	4
Repurchase of Class "E" common stocks	0	0	0	0	0	(13,815)	(13,815)
Difference in fractional shares in conversion
of common stocks	1	(1)	0	0	0	0	0
Dividends declared	0	0	0	(100,825)	0	0	(100,825)
Balances at December 31, 2005	279,979	134,340	95,210	212,916	619	(106,282)	616,782
Net income	0	0	0	57,902	0	0	57,902
Comprehensive income	0	0	0	0	2,709	0	2,709
Compensation cost - indexed stock options plan	0	606	0	0	0	0	606
Issuance of restricted stocks	0	0	0	(49)	0	144	95
Exercised stock options	0	0	0	(14)	0	27	13
Repurchase of Class "E" common stocks	0	0	0	0	0	(28,657)	(28,657)
Difference in fractional shares in conversion
of common stocks	1	(1)	0	0	0	0	0
Dividends declared	0	0	0	(65,555)	0	0	(65,555)
Balances at December 31, 2006	279,980	134,945	95,210	205,200	3,328	(134,768)	583,895

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For Each of the Years in the Three - Year Period Ended December 31, 2006

(in US$ thousand)

	Note	2006	2005	2004

Income before cumulative effect of changes in
accounting principles		57,902	77,518	141,730
Cumulative effect on prior years (to December 31, 2004)
of a change in the credit loss reserve methodology	7	0	2,733	0
Cumulative effect on prior year (to December 31, 2004)
of an early adoption of the fair value-based method of
accounting stock-based employee compensation plan	14,15	0	(150)	0
Net income		57,902	80,101	141,730

Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the year	5,19	5,349	(5,257)	(1,256)
Less: Reclassification adjustments for gains
included in net income	19	(2,568)	(206)	(2,922)
Net change in unrealized gains (losses) on securities
available for sale		2,781	(5,463)	(4,178)
Unrealized gains on derivatives arising
from the year	19	(72)	0	384
Other comprehensive income (loss)		2,709	(5,463)	(3,794)
Comprehensive income		60,611	74,638	137,936

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Years in the Three - Year Period Ended December 31, 2006

(in US$ thousand)

	2006	2005	2004
Cash flows from operating activities:
Income before cumulative effect of changes in accounting principles	57,902	77,518	141,730
Cumulative effect on prior years (to December 31, 2004) of a change
in the credit loss reserve methodology	0	2,733	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value based method of accounting stock-based
employee compensation plan	0	(150)	0
Net income	57,902	80,101	141,730
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Derivatives and hedging activities	312	(85)	(48)
Depreciation of premises and equipment	1,406	869	1,298
Reversal of (provision for) loan losses	11,846	(54,155)	(111,400)
Provision (reversal) for losses on off-balance sheet credit risk	(24,891)	15,781	(871)
Impairment loss on assets	0	469	0
Net gain on sale of securities available for sale	(2,568)	(206)	(2,922)
Compensation cost - indexed stock options plan	606	555	0
Issuance of restricted stock	95	95	95
Deferred compensation awards	13	3	0
Amortization of premiums and discounts on investments	4,748	2,343	1,175
Net decrease (increase) in operating assets:
Trading assets	(130,076)	0	0
Accrued interest receivable	(24,984)	(14,806)	(4,517)
Derivative financial instruments	0	25	(10,333)
Other assets	4,552	(5,804)	723
Net increase (decrease) in operating liabilities:
Accrued interest payable	13,684	8,259	385
Trading liabilities	54,832	0	0
Other liabilities	2,108	(5,958)	10,511
Net cash (used in) provided by operating activities	(30,415)	27,486	25,826

Cash flows from investing activities:
Net increase in pledged interest bearing deposits	(28,470)	(800)	(2,000)
Net increase in loans	(384,433)	(179,315)	(173,687)
Proceeds from the sale of loans	12,500	0	0
Net acquisition of premises and equipment	(9,289)	(614)	(688)
Proceeds from the redemption of securities available for sale	20,000	26,000	19,274
Proceeds from the maturity of securities held to maturity	9,000	0	0
Proceeds from the sale of securities available for sale	129,731	276,524	7,657
Purchases of investment securities	(419,143)	(326,307)	(144,425)
Net cash used in investing activities	(670,104)	(204,512)	(293,869)

Cash flows from financing activities:
Net increase in due to depositors	9,659	182,458	161,205
Net increase in short-term borrowings
and securities sold under repurchase agreements	834,905	55,981	17,503
Proceeds from medium and long-term debt and borrowings	133,680	309,962	256,728
Repayments of medium and long-term debt and borrowings	(108,680)	(179,723)	(338,623)
Dividends paid	(63,364)	(100,825)	(52,867)
Redemption of redeemable preferred stocks	(3,216)	(2,711)	(2,425)
Repurchase of common stocks	(28,657)	(13,815)	(7,528)
Net cash provided by financing activities	774,327	251,327	33,993

Net increase (decrease) in cash and cash equivalents	73,808	74,301	(234,050)
Cash and cash equivalents at beginning of the year	224,887	150,586	384,636
Cash and cash equivalents at end of the year	298,695	224,887	150,586

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	130,829	63,298	33,742

See accompanying notes to consolidated financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(1)	Organization

Banco Latinoamericano de Exportaciones, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May, 1975 proposal presented to the XX Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.

The Bank operates under a general banking license issued by the National Banking Commission, predecessor of the Superintendence of Banks of Panama (“the SBP”), and is subject to its supervision and inspection. Bladex Head Office’s subsidiaries are the following:

Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Its wholly owned subsidiaries: Clavex LLC, incorporated on June 15, 2006, under the laws of the State of Delaware, provides digital identification solutions to improve international commerce and electronic banking in the Region; and Bladex Asset Management, Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).

The Feeder is a wholly owned subsidiary, incorporated on February 21, 2006 under the laws of Cayman Islands, and in turn is the sole owner of the Fund, which was also incorporated under the laws of Cayman Islands on February 21, 2006. Both companies are investment funds that started operations in April 2006 and share the same investment objectives. The Feeder invests substantially all of its assets in the Fund.

Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

Clavex, S.A., is a wholly owned subsidiary, incorporated on May 18, 2006, under the laws of the Republic of Panama, to provide digital identification solutions to improve international commerce and electronic banking in the Region.

The Bank has an agency in New York City, USA (the "New York Agency"), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, D.F., Mexico. On March 27, 2006, the Federal Reserve Bank of the USA approved Bladex´s request to establish an office in Miami, Florida. On October 30, 2006, the Bank received the authorization by the Financial Services Commission - Office of Financial Regulation of the State of Florida, to transact business in Florida as an International Administrative Office.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition, Banco Latinoamericano de Exportaciones Limited, a wholly owned subsidiary, incorporated under the laws of the Cayman Islands (B.W.I.) ceased its banking operations on November 30, 2004 and was dissolved in 2005. All financial assets and liabilities were transferred to Bladex Head Office and recorded at their carrying amount.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation
The consolidated financial statements have been prepared under generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in U.S. dollars.

(b)	Principle of Consolidation

The consolidated financial statements include the accounts of Bladex Head Office, its agencies and subsidiaries. All inter-company balances and transactions have been eliminated for consolidation purposes.

(c)	Reclassifications
Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(d)	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the determination of the allowances for credit losses and impairment losses on assets. Actual results could differ from those estimates. Management believes these estimates are adequate.

(e)	Cash Equivalents
Cash equivalents consist of due from banks and interest-bearing deposits with banks with original maturities of three months or less, except deposits pledged.

(f)	Repurchase and Resale Agreements
Repurchase and resale agreements represents collateralized financing transactions used to increase liquidity and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Bank’s policy is to take possession of securities purchased under agreements to resell and to relinquish possession of the securities sold under agreements to repurchase. The market value of securities to be repurchased and resold is monitored, and additional collateral is provided where appropriate, to protect against credit exposure.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Trading Assets and Liabilities
Trading assets include debt instruments that have been bought and held principally for the purpose of selling them in the near term. Trading liabilities include debt instruments that the Bank has sold to other parties but does not own (“short” positions). The Bank is obliged to purchase securities at a future date to cover short positions. Included in trading assets and trading liabilities are the reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives. These amounts include the derivative assets and liabilities net of cash received and paid, respectively, under legally enforceable master netting agreements. Trading assets and trading liabilities are carried at fair value, which is determined based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Unrealized and realized gains and losses on trading positions are recorded in earnings as trading gains (losses).

(h)	Investment Securities
Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

1)	Securities Available for Sale
x
These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Unrealized gains and losses are reported as net increase or decreases to accumulated other comprehensive income (loss) in equity until they are realized.

2)	Securities Held to Maturity

Securities classified as held to maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Interest on securities is recognized based on the interest method. Amortization of premiums and accretion of discounts, are included in interest income as an adjustment to the yield. Realized gains and losses from the sales of securities available for sale, which are included in realized gain (loss) from investment securities, are determined using the specific identification method. Impairment is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered include the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability to retain the security in order to allow for an anticipated recovery in market value. If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets. Accrual of income is suspended on fixed maturities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Other Investments
An investment in a private investment fund and other equity investments are reported at cost and are included in other assets. The Bank determined that it is not practicable to estimate the fair value of these investments, as these shares are not traded in a secondary market. Impairment of these investments is assessed annually.

(j)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, deferred loan fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred loan fees are recognized as an adjustment to the related loan yield over the term of the loan by a method that approximates the interest method.

Loans are identified as impaired and placed on a cash basis (non-accrual) when interest or principal is past due for 90 days or more, or before if the Bank's management determines that the ultimate collection of principal or interest is doubtful. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payment when due, and economic conditions in the borrowing country. Any interest receivable is reversed and charged-off against earnings. Interest on non-accruing loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are reasonably assured of repayment (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months, which is the minimum required by the SBP; and (3) if in the Bank’s management’s opinion the loan is fully collectible. When current events or available information confirms that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

A loan is classified as a troubled debt restructuring if a significant concession in amount, maturity or interest rate is granted to the borrower due to the deterioration in its financial condition. Marketable securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss recorded as recovery or charge to the allowance, and are subsequently accounted for as securities available for sale.

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Service rights are only recognized when the benefits of the service exceeds the costs associated with the responsibility of that service.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Allowance for Credit Losses
The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by charges to earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as: letters of credit and guarantees, is reported as a liability.

The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis. An allowance is established when the discounted cash flows (or collateral value of observable market price) of the credit is lower than the carrying value of that credit. The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex´s historical portfolio performance complemented by probabilities of default provided by external sources for higher risk cases, in view of the greater robustness of this external data for such cases. The loss given default utilized is based on Bladex´s historical losses experience and best practices.

(l)	Fair Value of Guarantees Including Indirect Indebtedness of Others
The Bank recognizes a liability for the fair value of all the obligations undertaken such as stand-by letters of credit and guarantees. Fair value is calculated based on the present value of the premium to be received based on FIN 45 or a specific off-balance sheet allowance based on FAS 5, whichever is greater.

(m)	Fees and Commissions
Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized over the contractual term of the loans as an adjustment to the yield. These fees, net of direct loan origination costs, are not recognized during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation, except land, which is carried at cost. Depreciation is charged to operations using the straight-line method, and is provided over the estimated useful life of the related asset. The estimated original useful life for building is 40 years and for furniture and equipment is 3 to 5 years.

The Bank capitalizes the cost of internal-use software that has a useful life in excess of one year in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware, and other related costs. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs will be amortized using the straight-line method over their estimated useful lives, generally consisting of 3 to 5 years.

(o)	Capital Reserves
According to Panamanian banking regulations, capital reserves are established by the Bank as a carve-out of retained earnings and are, as such, a form of retained earnings. Reductions of these capital reserves require the approval of the Bank’s Board of Directors and the SBP.

(p)	Cash and Stock Based Compensation Plan
In year 2005, the Bank chose to make an early adoption of the Statement of Financial Accounting No.123(R) “Share-Based Payment” which established the use of the fair-value-based method of accounting for stock-based employee compensation. As prescribed in this standard, the Bank elected to use the “modified prospective application” for new and previously granted awards that are not fully vested on the effective date. Compensation cost is based on the fair value of the awards granted and is recognized over the requisite service period of the award. The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model. The Bank has the policy of re-issuing shares from treasury shares. As a result of the early adoption of this rule, a compensation cost of $555 thousand was recorded during 2005. The adjustment of $150 thousand to apply retroactively the new method was included in income of 2005. The pro forma amounts shown on the income statement were adjusted for the effect of retroactive application of compensation cost, which would have been applied, had the new method been in effect. Before the application of FAS 123(R), the Bank applied the intrinsic method as provided in Accounting Principles Board Opinion No.25 (APB 25), “Accounting for Stock Issued to Employees” and related interpretations and accordingly, no compensation cost was recognized for stock options in prior years.

(q)	Redeemable Preferred Stock
The Bank accounts for as liabilities all financial instruments that embody an obligation to the issuer including the Bank’s redeemable preferred stocks. The accrual of interest payable is charged to interest expense.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Derivative Financial Instruments and Hedge Accounting

The Bank makes use of derivative financial instruments for its management of interest rate and foreign exchange risks, which represent the majority of the Bank’s derivatives, and for trading purposes. The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swaps, forward foreign exchange contracts and credit default swaps, as part of the Fund’s trading activity and those used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets and trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest flows from these trading instruments are included in trading gains (losses).

Derivatives for hedging purposes primarily include interest rate swaps and forward foreign exchange contracts. Derivative contracts designated and qualifying as fair value hedge are reported as other assets and other liabilities and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings. The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivatives in the balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedge item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged cash flows affect earnings. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in other comprehensive income is recognized when the cash flows that were hedged occur.

(s)	Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are re-measured into U.S. dollar equivalents using period-end spot foreign exchange rates. The effects of re-measuring assets and liabilities into the U.S. dollar as the functional currency are included in earnings.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Income Taxes
Bladex Head Office, as well as the Feeder, the Fund and Clavex, S.A., are exempt from the payment of income taxes. Bladex Representacao Ltd. is subject to income taxes in Brazil. The New York Agency and Bladex´s subsidiaries incorporated in the USA are subject to United States of America federal and local taxation based on the portion of income that is effectively connected with its operations in that country. Such amounts have been immaterial to date.

(u)	Earnings Per Share
Basic earnings per share (EPS) is computed by dividing income available to common stockholders (the numerator) by the average number of common shares outstanding (the denominator) during the year. Diluted EPS measures performance incorporating the effect that potential common shares, such as stock options outstanding during the same period, would have on EPS. The computation is similar to the computation of EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the diluted potential common shares had been issued.

(v)	Recent Accounting Pronouncements

FASB Statement No. 157: Fair Value Measurement

FASB 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year.

FASB Statement No. 158: Employers´ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)

FASB 158 requires an employer to recognize in its statement of financial position the overfunded or underfunded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. Employers must also recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period. The Statement is effective for public entities with a calendar year end of December 31, 2006. This Statement did not have an impact on the Banks´ financial statements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	December 31,
(In US$ thousand)	2006	2005

Cash and due from banks	401	687
Interest bearing deposits with banks	331,764	229,200
Total	332,165	229,887
Less:
Pledged deposits	33,470	5,000
	298,695	224,887

At December 31, 2006, pledged deposits with banks include $28 million collateral advanced on securities sold short for trading purposes. On December 31, 2006 and 2005, the Agency of New York had pledged certificates of deposit with a carrying value of $5.5 million and $5.0 million, respectively, with the State of New York Banking Department, as required by law since March 1994.

(4)	Trading Assets and Liabilities

The Bank’s trading activity started in April 2006 and is carried through the Fund incorporated in Cayman Islands. At December 31, 2006, the fair value of trading assets and liabilities is as follows:

(In US$ thousand)	Fair Value
Trading assets:
Government securities	81,077
Corporate securities	48,655
Derivative instruments	344
Total	130,076

Trading liabilities:
Government securities sold short	54,039
Derivative instruments	793
Total	54,832

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Investment Securities

a)	Securities Available for Sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available for sale, are as follows:

	December 31, 2006
(In US$ thousand)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	16,985	69	129	16,925
Chile	16,086	0	144	15,942
Panama	20,026	0	254	19,772
	53,097	69	527	52,639
Government debt:
Argentina	9,421	69	6	9,484
Brazil	112,370	3,315	61	115,624
Colombia	97,335	776	16	98,095
Chile	16,091	0	444	15,647
El Salvador	4,981	19	0	5,000
Mexico	48,350	1,516	161	49,705
	288,548	5,695	688	293,555
Total	341,645	5,764	1,215	346,194

	December 31, 2005
(In US$ thousand)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	16,967	44	247	16,764
Chile	16,575	0	191	16,384
Panama	5,014	72	0	5,086
	38,556	116	438	38,234
Government debt:
Argentina	4,336	0	142	4,194
Brazil	80,285	538	15	80,808
Colombia	11,238	63	0	11,301
Chile	16,566	0	523	16,043
El Salvador	20,000	0	0	20,000
Mexico	11,710	0	240	11,470
	144,135	601	920	143,816
Total	182,691	717	1,358	182,050

At December 31, 2006 and 2005, securities available for sale with a carrying value of $322.7 million and $119.3 million, respectively, were pledged to secure borrowings for securities sold under repurchase agreements.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer:

	December 31, 2006
(In US$ thousand)	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	19,772	254	30,791	273	50,563	527
Government debt	6,187	16	36,004	672	42,191	688
	25,959	270	66,795	945	92,754	1,215

	December 31, 2005
(In US$ thousand)	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	31,096	438	0	0	31,096	438
Government debt	26,242	397	16,043	523	42,285	920
	57,338	835	16,043	523	73,381	1,358

The gross unrealized losses are due to overall increases in market interest rates and/or credit spreads, and not due to underlying credit concerns of the issuers. At December 31, 2006 and 2005, the Bank believes that none of the securities in its investment portfolio are other-than-temporarily impaired. During 2006 and 2005, the Bank collected Argentine impaired securities for $5.6 million and $10.7 million, respectively, which had been written-off and charged to earnings in prior years. These recoveries were recorded in earnings as recoveries on assets. During 2005, an impaired security with a net carrying value of $0.5 million was written-off and charged to earnings as a decrease to recoveries on assets.

The following table presents the realized gains and losses on securities available for sale:

	December 31,
(In US$ thousand)	2006		2005		2004
	Gains	Losses	Gains	Losses	Gains	Losses

	2,568	0	253	47	2,922	0

The amortized cost and fair value of securities available for sale distributed by contractual maturity at December 31, 2006, are shown in the following table:

	Amortized	Fair
(In US$ thousand)	Cost	Value

Due within 1 year	16,005	16,054
After 1 but within 5 years	94,960	93,898
After 5 years	230,680	236,242
	341,645	346,194

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

b)	Securities Held to Maturity

The amortized cost, related unrealized gross gain (loss) and quoted market value of securities held to maturity are as follows:

(In US$ thousand)	December 31, 2006
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Switzerland	40,044	0	10	40,034
United States of America	60,048	0	27	60,021
Sub-total	100,092	0	37	100,055
Government debt:
Mexico	25,065	0	2	25,063
Total	125,157	0	39	125,118

(In US$ thousand)	December 31, 2005
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Government debt - Mexico	26,520	0	195	26,325

At December 31, 2006 and 2005, the contractual maturity of the securities held to maturity was within one year and none of the securities in this portfolio is considered other-than-temporarily impaired in view that those securities do not maintain significant gross unrealized losses for more than twelve months. At December 31, 2006 and 2005, securities held to maturity with a carrying value of $125.2 million and $26.5 million, respectively, were pledged to secure repurchase agreements.

(6)	Loans

The following table set forth details of the Bank’s loan portfolio:

	December 31,
(In US$ thousand)	2006	2005

Corporate	1,417,777	840,061
Banks:
Commercial	1,130,490	1,582,846
State owned	273,090	117,842
Other	159,415	69,270
Total	2,980,772	2,610,019

The remaining contractual loan maturities are summarized as follows:

	December 31,
(In US$ thousand)	2006	2005
Current
Up to 1 month	297,920	397,745
From 1 month to 3 months	719,966	601,557
From 3 months to 6 months	649,147	592,223
From 6 months to 1 year	456,528	521,367
From 1 year to 2 years	375,954	309,539
From 2 years to 5 years	412,565	158,766
More than 5 years	68,692	0
	2,980,772	2,581,197

Restructured and impaired	0	28,822
	2,980,772	2,610,019

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides a breakdown of loans by country risk:

	December 31,
(In US$ thousand)	2006	2005
Country
Argentina	203,015	51,215
Bolivia	5,000	0
Brazil	1,316,650	1,095,055
Chile	175,147	282,500
Colombia	163,132	249,025
Costa Rica	85,028	53,962
Dominican Republic	8,805	997
Ecuador	42,926	25,407
El Salvador	82,250	80,753
Guatemala	88,573	41,303
Honduras	36,466	25,654
Jamaica	48,904	24,018
Mexico	167,808	160,737
Nicaragua	10,121	1,977
Panama	180,511	156,061
Peru	261,617	180,156
Trinidad and Tobago	103,513	177,498
Uruguay	0	3,701
Venezuela	1,306	0
	2,980,772	2,610,019

The fixed and floating interest rates distribution of the loan portfolio is as follows:

	December 31,
(In US$ thousand)	2006	2005

Fixed interest rates	1,498,338	1,561,893
Floating interest rates	1,482,434	1,048,126
	2,980,772	2,610,019

At December 31, 2006 y 2005, 89% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

	December 31,
(In US$ thousand)	2006	2005	2004

Loans on non-accrual status	0	28,822	255,552
Interest which would had been recorded if the loans had not been on a non-accrual status	0	7,004	18,716
Interest income collected on non-accruing loans	2,721	7,670	18,692
Foregone interest revenue	0	0	24

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of information pertaining to impaired loans:

(In US$ thousand)	December 31,
	2006	2005	2004

Impaired loans with specific allowance for credit losses	0	28,822	255,552

Specific allowance for impaired loans (under SFAS 114)	0	11,184	81,725

Average balance of impaired loans during the year	18,168	105,964	356,278

Interest income collected on impaired loans	2,721	7,670	18,692

At December 31, 2006 and 2005, the Bank has credit activity transactions in the normal course of business, with 22% of its Class “A” and “B” stockholders (See Note 13). All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. At December 31, 2006 and 2005, approximately 27% and 40%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. At December 31, 2006, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the year 2006, the Bank sold a loan with a book value of $12.5 million, with a net gain of $6 thousand. The Bank did not retain any servicing rights on this sale.

(7)	Allowance for Credit Losses

The allowance for credit losses is available to absorb estimated probable credit losses existing in the credit portfolio at the date of the consolidated balance sheets. During the third quarter of 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses. The new methodology incorporates statistical data on Bladex´s historical loss performance in the calculation of expected loss and loss given default ratios replacing the use of general probability of default information from rating agencies in the former model. The Bank believes that this new methodology provide a more adequate level of allowance for credit losses. The effect of the change in methodology for periods ending before December 31, 2004, are included in the results of the year ended December 31, 2005, and represents a net reversal of provisions for $2.7 million (reversal of $5.9 million in provision for loan losses and increase of $3.2 million in provision for off-balance sheet risk). The net effect of the change for the year ended December 31, 2005 was a decrease of $10 million in net income ($0.26 cents per share). The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application of credit loss reserve, which would have been applied, had the new methodology been in effect.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for Loan Losses:

(In US$ thousand)	December 31,
	2006	2005	2004

Balance at beginning of the year	39,448	106,352	224,347

Provision for (reversal of) loan losses:
Current year allocation	11,846	(48,180)	(111,400)
Effect of a change in the credit loss reserve methodology - 2005	0	(5,975)	0
	11,846	(54,155)	(111,400)
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	(5,937)	0
Loan recoveries	3	2,612	6,396
Loans written-off against the allowance for loan losses	(31)	(9,424)	(12,991)
Balance at end of the year	51,266	39,448	106,352

b)	Reserve for Losses on Off-Balance Sheet Credit Risk:

(In US$ thousand)	December 31,
	2006	2005	2004

Balance at beginning of the year	52,086	33,101	33,972

(Reversal of) provision for losses on off-balance sheet credit risk:
Current year allocation	(24,891)	(210)	(871)
Effect of a change in the credit loss reserve methodology - 2005	0	15,991	0
	(24,891)	15,781	(871)
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	3,204	0
Balance at end of the year	27,195	52,086	33,101

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items, such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments. (See Note 16).

Reversal of provision for credit losses are mostly related to reserves assigned to the bank’s Argentine non - accruing portfolio, which was collected during the last three years.

(8)	Other Assets

At December 31, 2006 and 2005, other assets include an investment in a private investment fund and an equity investment in a company specialized in digital solutions. At December 31, 2006 and 2005, these investments totaled $3.6 million and $2.7 million, respectively.

At December 31, 2006 and 2005, the Bank did not estimate the fair value of these investments and has not identified any events or changes in their financial condition that may have had a significant adverse effect on the carrying value of these investments. The Bank does not consider these investments to be other-than-temporarily impaired.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Deposits

The maturity profile and other information of the Bank’s deposits is as follows:

(In US$ thousand)	December 31,
	2006	2005

Demand	132,130	28,385
Up to 1 month	578,220	575,362
From 1 month to 3 months	317,153	361,071
From 3 months to 6 months	28,774	81,800
	1,056,277	1,046,618

Aggregate amounts of time deposits of $100,000 or more	924,147	1,018,038
Aggregate amounts of deposits in offices outside of Panama	422,359	350,026
Interest expense	19,963	8,853

(10)	Short-Term Borrowings

The breakdown of short-term borrowings due to banks and other investors is as follows:

(In US$ thousand)	December 31,
	2006	2005
Short-term borrowings:
Advances from banks	1,147,248	608,100
Discounted acceptances	10,000	24,000
Total short-term borrowings	1,157,248	632,100

Weighted average interest rate at the end of the year	5.56%	4.79%

(11)	Medium and Long-Term Debt and Borrowings

Borrowings consist of medium-term and syndicated loans from international banks. Debt instruments consist of Euro medium-term notes. The breakdown of medium and long-term debt and borrowings (original maturity of more than one year) is as follows:

(In US$ thousand)	December 31,
	2006	2005
Borrowings:
At fixed interest rates with due dates from January 2007 to January 2011	105,180	40,000
At floating interest rates with due dates from January 2007 to December 2009	428,680	449,860
Total borrowings	533,860	489,860
Debt Instruments:
At floating interest rates with due dates from January 2008 to October 2010	25,000	44,000
Total debt instruments	25,000	44,000

Total medium and long-term debt and borrowings outstanding	558,860	533,860

Average outstanding during the year	497,830	444,393

Maximum outstanding at any month-end	558,860	587,998

Weighted average interest rate at the end of the year	5.82%	4.64%
Weighted average interest rate during the year	5.50%	4.72%

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Bank's funding activities include an Euro-Medium-Term Note program, which may be used to issue notes for up to $2.3 billion, with maturities from 90 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Some borrowing agreements include various events of default and covenants pertaining to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. At December 31, 2006, the Bank was in compliance with all covenants.

The future maturities of medium and long-term debt and borrowings outstanding at December 31, 2006, are as follows:

(In US$ thousand)
Due in:	Outstanding

2007	145,180
2008	291,500
2009	52,000
2010	5,000
2011	65,180
558,860

(12)	Redeemable Preferred Stock

On May 15, 2006, the Bank redeemed all non-voting preferred shares outstanding. In case of a liquidation of the Bank, the preferred stockholders were entitled to receive a liquidation preference of $10 per share, plus accrued and unpaid dividends. The Bank redeemed preferred stock at its par value at the equivalent of 20% of total par value of the preferred stock outstanding as of March 15, 2002, and on March 15 of each of the subsequent years up to 2006. At December 31, 2006 and 2005, the Bank had $1.9 million and $2.0 million representing 193,623 and 202,633 preferred shares, respectively, redeemed but not claimed by preferred shareholders, which are recorded in other liabilities. Preferred stockholders had the right to receive interest on their preferred stock equivalent to the same percentage as the common stockholders (excluding from the calculation any common stock issued as stock dividend).

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

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one to one. On August 3, 2004, the Board of Directors authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of $50 million of its Class “E” shares of common stock, in the open market at the then prevailing market price. On July 2006, this stock repurchase program was completed at an average price of $16.43 per share.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2006:
(Shares units)	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000
Outstanding at December 31, 2003	6,342,189	3,466,702	29,543,847	39,352,738
Conversions	0	(195,433)	195,432	(1)
Restricted stock granted	0	0	6,242	6,242
Repurchased stock	0	0	(461,900)	(461,900)
Outstanding at December 31, 2004	6,342,189	3,271,269	29,283,621	38,897,079
Conversions	0	(56,925)	56,925	0
Restricted stock granted	0	0	5,320	5,320
Repurchased stock	0	0	(805,900)	(805,900)
Exercised stock options	0	0	276	276
Outstanding at December 31, 2005	6,342,189	3,214,344	28,540,242	38,096,775
Conversions	0	(488,954)	488,954	0
Restricted stock granted	0	0	5,967	5,967
Repurchased stock	0	0	(1,774,818)	(1,774,818)
Exercised stock options	0	0	1,150	1,150
Outstanding at December 31, 2006	6,342,189	2,725,390	27,261,495	36,329,074

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly, classified as treasury stock:

(In US$ thousand, except share data)	Class “A”		Class “B”		Class “E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at December 31, 2003	318,140	10,708	568,010	15,655	1,740,958	58,948	2,627,108	85,311
Repurchased during 2004	0	0	0	0	461,900	7,527	461,900	7,527
Restricted stocks granted	0	0	0	0	(6,242)	(211)	(6,242)	(211)
Outstanding at December 31, 2004	318,140	10,708	568,010	15,655	2,196,616	66,264	3,082,766	92,627
Repurchased during 2005	0	0	0	0	805,900	13,815	805,900	13,815
Restricted stocks granted	0	0	0	0	(5,320)	(152)	(5,320)	(152)
Exercised stock options	0	0	0	0	(276)	(8)	(276)	(8)
Outstanding at December 31, 2005	318,140	10,708	568,010	15,655	2,996,920	79,919	3,883,070	106,282
Repurchased during 2006	0	0	0	0	1,774,818	28,657	1,774,818	28,657
Restricted stocks granted	0	0	0	0	(5,967)	(144)	(5,967)	(144)
Exercised stock options	0	0	0	0	(1,150)	(27)	(1,150)	(27)
Outstanding at December 31, 2006	318,140	10,708	568,010	15,655	4,764,621	108,405	5,650,771	134,768

(14)	Cash and Stock Based Compensation Plans

The Bank established equity compensation plans under which it administers restricted stock and stock option plans to attract, retain and motivate Directors and key employees and compensate them for their contributions to the growth and profits of the Bank.

a)	Restricted Stock - Directors
During 2003, the Board of Directors approved a restricted stock award program for Directors of the Bank. Restricted stock may be sourced from treasury stock, or authorized un-issued shares. On a yearly basis, the Bank’s Board of Directors may grant Class “E” shares for each Director worth $10 thousand, and to the Chairman of the Board worth $15 thousand, all based on Bladex´s closing price in the New York Stock Exchange (“NYSE”) at the last trading date preceding the grant. The restricted stocks have a cliff vesting after five years. During 2006, 2005 and 2004, the Bank issued under this plan, 5,967, 5,320 and 6,242, Class “E” common shares respectively, and related compensation costs charged against income was $95 thousand for each year.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

b)	Stock Option Plan 2006 - Directors and Key Employees
On December 12, 2006, the Bank’s Board of Directors adopted the 2006 Stock Option Plan. The maximum aggregate number of shares which may be issued under the 2006 Stock Option Plan is two million Class “E” common shares. However, if there are any modifications to the number of shares representing the outstanding common stock of the Bank, as a result of a stock split, combination of stock or change in the corporate structure, the number of shares that may be issued under the 2006 Stock Option Plan will be revised. Under the 2006 Stock Option Plan, the Bank’s Board of Directors, with the recommendation and advice of the Nomination and Compensation Committee, may authorize the grant of options to any one or more key employees or directors of the Bank, as well as determine or impose conditions upon the grant or exercise of Options under the Plan. The Options expire seven years after the date of grant and, except otherwise provided in the award agreement, shall be exercisable beginning on the fourth anniversary of the date of grant. However, in no event will the exercise price of an Option be less than 100% the fair market value per share subject to the Option on the date the Option was granted.

As of December 31, 2006, no stock options have been granted under this plan.

c)	Indexed Stock Option Plan 2003 - Directors and Key Employees
During 2003, the Board of Directors approved an indexed stock option plan for Directors and key employees of the Bank, which was subsequently terminated in April 2006. On an annual basis, the plan allowed Directors to receive options to purchase Class “E” shares from treasury shares already held, for an equivalent amount of $10 thousand, and for the Chairman of the Board, an equivalent amount of $15 thousand. The number of options granted for key employees was determined by the Board of Directors based on the target of each eligible position and the value of the option at grant date. The indexed stock options expire in seven years with a cliff-vesting period of four years. The exercise price is adjusted based on the change in a customized Latin America general market index. As of December 31, 2006, the Bank had an unrecognized compensation cost of $1.5 million related to non-vested options granted under the indexed stock option plan, which will be recognized over a period of 3.08 years. The fair value of each option granted is estimated at the grant date using the Black-Scholes option-pricing model, based on the following factors:

	December 31,
	2006	2005	2004

Weighted average fair value option	$4.5	$5.3	$6.6
Weighted average expected term, in years	6.1	6.2	5.4
Expected volatility	51.4%	51.4%	51.4%
Risk-free rate	3%	3%	3%
Expected dividends	6.7%	6.7%	6.7%

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the status of the share options granted under the indexed stock option plans is presented below:

	December 31,
	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	307,013	$12.42	184,836	$18.53	0	$0
Granted	216,710	$16.00	152,084	$17.30	186,886	$12.19
Forfeited	0	$0	(29,907)	$17.30	(2,050)	$12.19
Outstanding, end of year	523,723	$13.90	307,013	$17.30	184,836	$12.19
Weighted average fair value of options granted during the year		$4.48		$5.18		$6.54

	December 31, 2006
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (In years)

$10.00 - 20.00	523,723	$13.90	5.19

d)	Stock Option Plan - Directors and Employees
During 2000, the Board of Directors approved a stock option plan for Directors of the Bank. The exercise price of each option must equal 100% of the market value of the stock at the grant date and becomes 100% exercisable one year after the grant date and expires on the fifth year after the grant date. In addition, during 1995 and 1999, the Board of Directors approved two stock option plans for employees. Under these stock option plans, stock options were granted at a purchase price equal to the average market value of the common stock at the grant date. One third of the options may be exercised on each successive year after the grant date and expire on the tenth anniversary after the grant date. On July 19, 2003, the Board of Directors approved discontinuing these plans therefore; no additional stock options have been granted.

A summary of the status of the stock options granted to Directors and employees is presented below:

	December 31,
	2006		2005		2004
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price

Outstanding, beginning of year	56,093	$34.34	102,012	$36.12	228,625	$36.86
Forfeited	(4,200)	$34.47	(37,483)	$35.35	0	0
Expired	(2,280)	$32.88	(8,436)	$37.88	(126,613)	$37.46
Outstanding, end of year	49,613	$34.84	56,093	$34.34	102,012	$36.12
Exercisable at year end	49,613	$34.84	56,093	$34.34	93,989	$36.40

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2006
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining	Number Exercisable	Weighted Average Exercise Price
$20.00 - 30.00	15,643	$23.10	4 years	15,643	$23.10
$30.01 - 40.00	15,770	$32.88	5 years	15,770	$32.88
$40.01 - 50.00	9,600	$42.56	2 years	9,600	$42.56
Greater than $50.00	8,600	$51.19	1 year	8,600	$51.19
Total	49,613	$34.84		49,613	$34.84

e)	Other Employee Plans
Expatriate officers plan:
The Bank sponsors a defined contribution plan for its expatriate top executives. The Bank’s contributions are determined as a percentage of the eligible officers’ annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a saving account, at market interest rates. During the years 2006, 2005 and 2004, the Bank charged to salaries expense, $261 thousand, $165 thousand, and $179 thousand, respectively. As of December 31, 2006, 2005 and 2004, the accumulated liability payable amounted to $745 thousand, $484 thousand and $356 thousand, respectively.

Deferred equity unit plan (the “DEU Plan”):
In 1999, the Board of Directors approved the adoption of the DEU Plan, which was subsequently terminated in July 2003. This plan expired in February 2006 and employees exercised their rights in cash or shares.

Deferred compensation plan (the “DC Plan”):
In 1999, the Board of Directors approved the adoption of the DC Plan, which was subsequently terminated in July 2003. The DC Plan has two separate features. Under the first component, the Bank may grant to each eligible employee a number of DEU equal to an amount equivalent to a percentage, not to exceed 3%, of the employee’s compensation, divided by the market value of a Class “E” share. Eligible employees will vest the DEU after three years of service. Distributions are made in respect of DEU on the later of (i) the date the vested DEU are credited to an employee’s account and (ii) ten years after the employee is first credited with DEU under the DC Plan. Participating employees receive dividends, and receive additional deferred equity units in lieu of a dividend with respect to their unvested deferred equity units. The second component allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive discretionary matching cash contribution. In no event shall the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the status of the DC Plan is presented bellow:

	December, 31
	2006	2005	2004

Outstanding at the beginning of the year	27,953	28,351	28,890
Granted	0	0	0
Forfeited	0	0	(82)
Exercised	(4,174)	(398)	(457)
Outstanding at end of the year	23,779	27,953	28,351

As of December 31, 2006, 2005 and 2004, expenses recorded were $48 thousand, $67 thousand and $32 thousand, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated:

	December 31,
(In US$ thousand, except per share amounts)	2006	2005	2004
Income before cumulative effect of changes in accounting principles:	$57,902	77,518	141,730
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	2,733	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	0	(150)	0
Net income available to common stockholders for both, basic and diluted EPS	$57,902	80,101	141,730
Weighted average common shares outstanding applicable to basic EPS	37,065	38,550	39,232
Basic earnings per share:
Income before cumulative effect of changes in accounting principles	$1.56	2.01	3.61
Cumulative effect on prior years of accounting changes	0.00	0.07	0
Net income per share	1.56	2.08	3.61
Weighted average common shares outstanding
applicable to diluted EPS	37,065	38,550	39,232
Effect of dilutive securities (1):
Indexed stock option plans	507	310	139
Adjusted weighted average common shares outstanding Applicable to diluted EPS	37,572	38,860	39,371
Diluted earnings per share:
Income before cumulative effect of changes in accounting principles	$1.54	1.99	3.60
Cumulative effect on prior years of accounting changes	0.00	0.07	0.00
Net income per share	1.54	2.06	3.60
Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Income before the effect of changes in accounting principles:	$57,902	77,518	141,730
Effect on prior years of a change in the credit loss reserve methodology	0	0	(8,244)
Effect on prior year of early adoption of the fair-value-based method of accounting stock-based employee compensation	0	0	(150)
Net income available to common stockholders for both, basic and diluted EPS	$57,902	77,518	133,336

Basic earning per share	$1.56	2.01	3.40

Diluted earning per share	$1.54	1.99	3.39

(1) At December 31, 2006, 2005 and 2004, weighted average options for 53,177, 98,806 and 145,460, respectively, were excluded from the computation of diluted EPS because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk, were as follows:

(In US$ thousand)	December 31,
	2006	2005
Confirmed letters of credit	109,102	155,547
Stand-by letters of credit and guarantees:
Country risk	123,924	149,921
Commercial risk	168,295	239,112
Other	20,000	0
Credit commitments	200,191	138,228
Reimbursement undertaking	2,687	904
	624,199	683,712

As of December 31, 2006, the maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In US$ thousand)
Maturities	Amount
Within 1 year	405,047
From 1 to 2 years	120,530
From 2 to 5 years	96,619
After 5 years	2,003
624,199

As of December 31, 2006 and 2005 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In US$ thousand)	December 31,
	2006	2005
Country
Argentina	1,055	2,316
Brazil	213,956	264,160
Chile	461	132
Colombia	67,830	500
Costa Rica	11,553	31,797
Dominican Republic	112,234	126,559
Ecuador	80,570	82,355
El Salvador	1,175	1,367
Guatemala	5,980	4,084
Jamaica	0	22,715
Mexico	37,526	2,957
Panama	40,152	15,350
Peru	18,743	49,779
Uruguay	0	3,024
United States	0	16,677
Venezuela	32,782	59,460
Other	182	480
	624,199	683,712

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Letters of Credit and Guarantees
The Bank, on behalf of its institutional client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, including country risk guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank´s overall credit risk. The Bank issues guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances.

Credit Commitments
Commitments to extend credit are a combination of either non-binding or legal agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Other Guarantees
On September 6, 2006 Bladex Head Office issued two guarantees for contingent payments in favor of IdenTrust Inc., for up to $10 million each, to cover any direct loss to IdenTrust that might result from claims received from Clavex LLC´s customers as a consequence of Bladex and/or Clavex LLC break of trust. The guarantees have a maturity of one year, and are automatically renewed while Bladex and/or Clavex LLC have the distribution rights of IdenTrust products.

(17)	Leasehold and Other Commitments

Leasehold commitments
At December 31, 2006, a summary of leasehold commitments is as follows:

Future Rental
Expiration Year	Commitments
(In US$ thousand)
2007	700
2008	718
2009	725
2010	735
2011	771
3,649

Occupancy expense for years ended December 31, 2006, 2005 and 2004, amounted to $637 thousand, $447 thousand, and $311 thousand, respectively.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Other Commitments

Private Investment Fund and Other Equity Investments
At December 31, 2006 the Bank is committed to invest $1.9 million ($2.8 million in 2005) in a private investment fund whose main objective is generate capital appreciation in the long term through the purchase of shares and convertible debt, mainly from Mexican manufacturing corporations or foreign corporations looking for establishing or expanding its operations in Mexico.

Purchase Agreements
The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and mainly related to the maintenance of a new technology platform and telecommunications services. The terms of these agreements are up to 8 years and some of them can be re-negotiated for annual or semi-annual price adjustments, after the fifth year. Under the terms of these agreements, the Bank has committed to contractually specified minimum payments over the contractual periods.

The contractual minimum payments are:

(In US$ thousand) Due in:	Contractual payments
2007	699
2008	699
2009	644
2010	654
2011	666
2012 and all years thereafter	2,068
5,430

To the extent that the Bank does not purchase the contractual minimum amount of services, the Bank must pay the shortfall to the vendors. The Bank believes that it will meet the contractual minimums payments through the normal course of business.

(18)	Derivative Financial Instruments

At December 31, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2006			2005
(In thousands of US$)		Fair Value			Fair Value
Fair value hedges:	Nominal Amount	Asset	Liability	Nominal Amount	Asset	Liability
Interest rate swaps	249,338	541	2,196	114,728	357	297
Forward foreign exchange	13,146	0	201	0	0	0
Cross currency interest rate swaps	3,600	0	164	0	0	0
Cash flow hedges:
Forward foreign exchange	5,022	0	73	0	0	0
Total	271,106	541	2,634	114,728	357	297
Net gain (loss) of the ineffective portion in hedging activities	(225			84

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For control purposes, derivatives instruments are recorded at their nominal amount ("notional amount") on the memorandum accounts. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payment or vice-versa. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counter party credit limits by client, and by adopting policies that do not allow for open positions in the credit and investment portfolio. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counter parties that negotiate specific agreement terms, including notional amount, exercise price and maturity. During 2005, the Bank settled, prior to maturity, certain hedge relationships accounted for as fair value hedges, and recorded $2.1 million in other income under derivative and hedging activities. These interest rate swaps were considered highly effective at reducing the interest rate risk associated with available for sale securities.

Types of Derivative and Foreign Exchange Instruments
Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges. Cross currency swaps are contracts that generally involve the exchange of both, interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges. Forward foreign exchange contracts represents an agreement to purchase or sale foreign currency on a future date at agreed upon term. The Bank has designated a portion of these derivative instruments as fair value and cash flow hedges.

(19)	Accumulated Other Comprehensive Income (Loss)

As of December 31, 2006, 2005 and 2004 the breakdown of accumulated other comprehensive income (loss) related to investment securities and derivatives was as follows:

(In US$ thousand)	Investment Securities	Derivatives Financial Instruments	Total
Balance as of December 31, 2003	10,260	(384)	9,876
Unrealized gains (losses) arising from the year	(1,256)	384	(872)
Reclassification adjustment for gains included in net income (1)	(2,922)	0	(2,922)
Balance as of December 31, 2004	6,082	0	6,082
Unrealized losses arising from the year	(5,257)	0	(5,257)
Reclassification adjustment for gains included in net income (1)	(206)	0	(206)
Balance as of December 31, 2005	619	0	619
Unrealized gains (losses) arising from the year	5,349	(72)	5,277
Reclassification adjustment for gains included in net income (1)	(2,568)	0	(2,568)
Balance as of December 31, 2006	3,400	(72)	3,328

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in this and previous years.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Fair Value Disclosure of Financial Instruments

The following disclosures represent the Bank’s best estimate of the fair value of on-and-off-balance financial instruments. The following assumptions were used by management in estimating the fair values of each type of financial instruments:

(a)       Financial instruments with carrying value equal to fair value
The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits with banks, accrued interest receivable, customers’ liabilities under acceptances and certain financial liabilities including, customer’s demand and time deposits, short-term borrowings and securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, is considered to be equal to fair value.

(b)       Trading assets, trading liabilities and investment securities
The fair value of investment securities has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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

(d)	Medium and long-term debt and borrowings
The fair value of medium and long-term debt and borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

(e)	Derivative financial instruments
The fair value of derivatives financial instruments is based upon quoted market prices when available. In cases where these prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Commitments to extend credit, stand-by letters of credit, and financial guarantees written
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

(In US$ thousand)	December 31,
	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value equal to fair value	433,409	433,365	370,762	370,762
Trading assets	130,076	130,076	0	0
Securities available for sale	346,194	346,194	182,050	182,050
Securities held to maturity	125,157	125,118	26,520	26,325
Loans, net of allowance	2,925,081	2,940,941	2,564,994	2,590,429
Derivatives financial instruments - assets	541	541	357	357

Financial liabilities:
Instruments with carrying value equal to fair value	2,726,307	2,726,294	1,937,823	1,937,823
Medium and long-term borrowings and placements	558,860	563,183	533,860	527,657
Trading liabilities	54,832	54,832	0	0
Derivatives financial instruments - liabilities	2,634	2,634	297	297
Commitments to extend credit, stand-by letters of credits and guarantees (nominal amount $624,199 in 2006 and $683,712 in 2005)	1,165	1,165	1,532	1,532

(21)	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business and, to the best knowledge of the Bank’s management, which is likely to have a material adverse effect on its business, financial condition or results of operations.

(22)	Business Segment Information

The Bank’s activities are operated and managed by two divisions, Commercial and Treasury. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined on FAS 131, “Disclosures about Segments of an Enterprise and Related Information”. The segment results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

The Commercial Division incorporates all of the Bank´s financial intermediation and fee generation activities. Operating income from the Commercial Division includes net interest income from loans, fee income and allocated operating expenses.

The Treasury Division incorporates deposits with banks and all of the Bank’s investment securities and proprietary asset management activities. Operating income from the Treasury Division includes: net interest income from deposits and securities, derivatives and hedging activities, gain and losses on trading and investment securities, gain and losses on foreign exchange, and allocated operating expenses.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides certain information regarding the Bank´s continuing operations by segment:

Business Segment Analysis (1)

(In US$ millions)	2006	2005	2004
COMMERCIAL
Net interest income	50.9	39.4	37.5
Net other income (2)	6.4	5.8	5.9
Operating expenses	(23.7)	(21.7)	(18.5)
Net operating income (3)	33.6	23.5	24.9
Reversal of provision for loans and off-balance sheet credit losses, net	13.0	38.4	112.3
Net income, before cumulative effect of accounting change	46.6	61.9	137.2
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0.0	2.7	0.0
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	0.0	(0.2)	0.0
Net income	46.6	64.5	137.2

Commercial Assets and Contingencies (end of period balances):
Interest-earning assets (4)	2,976.3	2,604.4	2,434.7
Other assets and contingencies (5)	653.7	796.9	309.5
Total Interest-Earning Assets, Other Assets and Contingencies	3,630.0	3,401.4	2,744.2
TREASURY
Net interest income	7.9	5.9	4.5
Net other income (2)	3.0	2.5	2.8
Operating expenses	(5.2)	(3.0)	(2.9)
Net operating income (3)	5.7	5.4	4.5
Recoveries on assets	5.6	10.2	0.0
Net income	11.3	15.6	4.5

Treasury Assets and Contingencies (end of period of balances):
Interest-earning assets (6)	933.6	438.5	347.6
Total Interest-Earning Assets, Other Assets and Contingencies	933.6	438.5	347.6
TOTAL
Net interest income	58.8	45.3	42.0
Net other income (2)	9.4	8.4	8.8
Operating expenses	(28.9)	(24.7)	(21.4)
Net operating income (3)	39.3	28.9	29.5
Reversal of provision for loans and off-balance sheet credit losses, net	13.0	38.4	112.3
Recoveries on assets	5.6	10.2	0.0
Net income, before cumulative effect of accounting change	57.9	77.5	141.7
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0.0	2.7	0.0
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	0.0	(0.2)	0.0
Net income	57.9	80.1	141.7
Total Assets and Contingencies (end of period balances):
Interest-earning assets (4 & 6)	3,909.9	3,042.9	2,782.3
Other assets and contingencies (5)	653.7	796.9	309.5
Total Interest-Earning Assets, Other Assets and Contingencies	4,563.6	3,839.8	3,091.9

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.
(3)
Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and cumulative effect on prior years of changes in accounting principles.

(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments and equity investments recorded as other assets.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity and trading securities.

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23)	Summary of Unaudited Quarterly Financial Information

	2006
(In US$ thousand, except per share data)	Fourth	Third	Second	First

Interest income	$63,016	54,268	47,957	38,109
Interest expense	(46,278)	(38,687)	(33,021)	(26,527)
Net interest income	16,738	15,581	14,936	11,582
Provision for loan losses	(1,526)	(4,575)	(1,973)	(3,772)
Net interest income after provision for loan losses	15,212	11,006	12,963	7,810

Reversal of provision for losses on off-balance sheet credit risk	2,948	7,158	3,602	11,183
Commission income, net	1,672	1,749	1,293	1,571
Derivatives and hedging activities	115	(64)	(106)	(170)
Recoveries on assets	5,551	0	0	0
Trading gain (loss)	4,849	(1,594)	(2,376)	0
Net gain on sale of securities available for sale	0	0	0	2,568
Gain (loss) on foreign currency exchange	(67)	(57)	(143)	14
Other income, net	51	71	21	0
Operating expenses	(9,261)	(7,020)	(6,321)	(6,327)
Net income	$21,070	11,249	8,933	16,649

Earnings per share	$0.58	0.51	0.24	0.44
Diluted earnings per share	$0.57	0.51	0.23	0.43
Average number of common shares outstanding (thousands)	36,329	36,334	37,556	38,065

	2005

(In US$ thousands, except per share data)	Fourth	Third	Second	First

Interest income	$35,127	29,959	25,061	26,676
Interest expense	(22,629)	(18,291)	(15,122)	(15,528)
Net interest income	12,498	11,668	9,939	11,148
Reversal of (provision for) loan losses:
Reversal of (provision for) - 2005	(715)	23,213	5,863	19,819
Reversal of (provision for) - effect of a change in the credit loss reserve methodology - 2005	16,518	707	1,266	(12,516)
	15,803	23,920	7,129	7,303

Net interest income after provision (reversal) for loan losses	28,301	35,588	17,068	18,451
Reversal of (provision for) losses on off-balance sheet credit risk:
Reversal of (provision for) - 2005	1,571	(1,051)	(3,286)	2,977
Reversal of (provision for) - effect of a change in the credit
loss reserve methodology - 2005	(9,855)	(10,330)	4,284	(91)
	(8,284)	(11,381)	998	2,886

Commission income, net	1,667	1,546	1,024	1,587
Derivatives and hedging activities	2,336	2	0	0
Recoveries on assets, net of impairments	0	137	0	10,069
Gain (loss) on sale of securities available for sale	(39)	0	93	152
Gain (loss) on foreign currency exchange	(29)	12	20	0
Other income, net	2	1	1	1
Operating expenses	(7,408)	(6,034)	(5,616)	(5,633)
Net income before cumulative effect of changes in accounting principles	16,546	19,871	13,588	27,513
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	0	0	2,733
Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	0	0	0
Net income	$16,396	19,871	13,588	30,246

Net income per share before the cumulative effect of changes in accounting principles	$0.43	0.52	0.55	0.71
Cumulative effect of changes in accounting principles	0.00	0.00	0.00	0.07
Earnings per share	$0.43	0.52	0.55	0.78

Diluted earnings per share before cumulative effect of a change in the credit loss reserve methodology	$0.43	0.51	0.55	0.70
Cumulative effect of changes in accounting principles	0.00	0.00	0.00	0.07
Diluted earnings per share	$0.43	0.51	0.55	0.77
Average number of common shares outstanding (thousands)	38,097	38,481	38,738	38,895

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

June 18, 2007

EXHIBIT INDEX

Exhibit

Exhibit 12.1. Rule 13a-14(a) Certification of Principal Executive Officer

Exhibit 12.2. Rule 13a-14(a) Certification of Principal Financial Officer

Exhibit 13.1. Rule 13a-14(b) Certification of Principal Executive Officer

Exhibit 13.2. Rule 13a-14(b) Certification of Principal Financial Officer