Form 20-F/A
period 2006-12-31
LATIN AMERICAN EXPORT BANK
filed 2008-02-28
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 20-F/A
(Amendment No. 1)
_____________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _______
_____________
Commission File Number 1-11414
BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its charter)
LATIN AMERICAN EXPORT BANK (Translation of Registrant’s name into English)	REPUBLIC OF PANAMA (Jurisdiction of incorporation or organization)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-8730
Panama City, Republic of Panama
(507) 210-8500
(Address and telephone number of Registrant’s principal executive offices)
_____________
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Class E Common Stock	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
_____________
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
☐ Yes  ☒ No

EXPLANATORY NOTE

This Amendment on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F of Banco Latinoamericano de Exportaciones, S.A. (the “Bank”) for the fiscal year ended December 31, 2006 (the “Form 20-F”) is being filed by the Bank solely for the purpose of amending “Item 15. Controls and Procedures,” now “Item 15T. Controls and Procedures.”

The Bank has not updated the disclosure in this Amendment to speak as of a later date than the date of the original filing of the Form 20-F.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

Item 10.	Additional Information	50
A.	Share Capital	50
B.	Memorandum and Articles of Association	50
C.	Material Contracts	50
D.	Exchange Controls	50
E.	Taxation	50
F.	Dividends and Paying Agents	54
G.	Statement by Experts	54
H.	Documents on Display	54
I.	Subsidiary Information	54
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	54
Item 12.	Description of Securities Other than Equity Securities	57
Item 13.	Defaults, Dividend Arrearages and Delinquencies	57
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	57
Item 15 T.	Controls and Procedures	57
Item 16.	Reserved	59
A.	Audit and Compliance Committee Financial Expert	59
B.	Code of Ethics	59
C.	Principal Accountant Fees and Services	59
D.	Exemptions from the Listing Standards for Audit Committees	60
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	60
Item 17.	Financial Statements	61
Item 18.	Financial Statements	61
Item 19.	Exhibits	61

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
_____________________
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

In addition, at December 31, 2006, 15% of the Bank’s total credits were to five borrowers in Brazil, and 9% of total credits were to three borrowers from: Ecuador (3%), Peru (3%), and the Dominican Republic (3%), A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio and, as a result, require the Bank to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

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

At December 31, 2006, 74% of the Bank’s commercial portfolio represented trade related credits. The following table sets forth the distribution of the Bank’s commercial portfolio (excluding non-accruing credits), by product category at December 31 of each year:

	At December 31,
	2002	%	2003	%	2004	%	2005	%	2006	%
	(in $ millions, except percentages)
Loans	$1,825	75.8	$1,830	79.8	$2,186	88.7	$2,581	76.7	$2,981	82.0
Securities purchased under agreements to resell	132	5.5	132	5.8	0	0.0	0	0.0	0	0.0
Contingencies	450	18.7	330	14.4	277	11.3	784	23.3	654	18.0
Total	$2,407	100.0	$2,292	100.0	$2,463	100.0	$3,365	100.0	$3,634	100.0

Loan Portfolio

At December 31, 2006, the Bank’s total loans amounted to $2,981 million, compared to $2,610 million at December 31, 2005. See “Changes in Financial Condition—Loans” and Note 6 to the Consolidated Financial Statements.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at December 31 of each year:

	At December 31,
	2002	%	2003	%	2004	%	2005	%	2006	%
	(in $ millions, except percentages)
Argentina	$694	27.6	$398	17.5	$207	8.5	$51	2.0	$203	6.8
Bolivia	13	0.5	0	0.0	0	0.0	0	0.0	5	0.2
Brazil	930	37.0	1,011	44.4	1,054	43.2	1,095	42.0	1,317	44.2
Chile	48	1.9	131	5.8	322	13.2	283	10.8	175	5.9
Colombia	80	3.2	96	4.2	148	6.1	249	9.5	163	5.5
Costa Rica	42	1.7	59	2.6	38	1.5	54	2.1	85	2.9
Dominican Republic	156	6.2	24	1.1	0	0.0	1	0.0	9	0.3
Ecuador	46	1.8	22	1.0	51	2.1	25	1.0	43	1.4
El Salvador	2	0.1	26	1.1	44	1.8	81	3.1	82	2.8
Guatemala	29	1.1	34	1.5	38	1.6	41	1.6	89	3.0
Honduras	0	0.0	0	0.0	6	0.2	26	1.0	36	1.2
Jamaica	11	0.4	14	0.6	26	1.1	24	0.9	49	1.6
Mexico	142	5.6	183	8.0	262	10.7	161	6.1	168	5.6
Nicaragua	7	0.2	9	0.4	5	0.2	2	0.1	10	0.3
Panama	19	0.8	44	1.9	89	3.7	156	6.0	180	6.1
Paraguay	2	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Peru	63	2.5	65	2.8	55	2.2	180	7.0	262	8.8
Trinidad & Tobago	84	3.3	100	4.4	92	3.8	177	6.8	104	3.5
Uruguay	0	0.0	0	0.0	0	0.0	4	0.1	0	0.0
Venezuela	149	6.0	61	2.7	5	0.2	0	0.0	1	0.0
Total	$2,517	100.0	$2,275	100.0	$2,442	100.0	$2,610	100.0	$2,981	100.0

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at December 31 each year:

	At December 31,
	2002	2003	2004	2005	2006
	(in $ millions)
Private sector commercial banks	$935	$986	$1,243	$1,583	$1,167
State-owned commercial banks	511	422	563	118	273
Central banks	71	0	13	0	0
Sovereign debt	90	50	58	49	123
State-owned exporting organizations	335	424	363	402	138
Private corporations	574	392	201	458	1,279
Total	$2,517	$2,275	$2,442	$2,610	$2,981

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

	2004		2005		2006
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$208	7.4%	$55	1.8%	$229	5.9%
Brazil	1,065	38.2	1,193	39.1	1,494	38.2
Chile	362	13.0	315	10.3	210	5.4
Colombia	172	6.2	260	8.5	278	7.1
Costa Rica	38	1.3	54	1.8	85	2.2
Ecuador	51	1.8	25	0.8	43	1.1
El Salvador	59	2.1	101	3.3	87	2.2
France	15	0.5	1	0.0	50	1.3
Germany	0	0.0	40	1.3	0	0.0
Guatemala	38	1.4	41	1.4	89	2.3
Jamaica	26	0.9	24	0.8	51	1.3
Japan	45	1.6	35	1.1	33	0.9
Mexico	364	13.0	199	6.5	268	6.8
Panama	89	3.2	161	5.3	200	5.1
Peru	55	2.0	180	5.9	271	6.9
Spain	24	0.8	48	1.6	73	1.9
Switzerland	0	0.0	0	0.0	40	1.0
Trinidad & Tobago.	92	3.3	177	5.8	104	2.6
United States	15	0.6	5	0.2	135	3.5
Other[1]	71	2.6	132	4.3	174	4.4
Total	$2,789	100.0%	$3,048	100.0%	$3,914	100.0%
______________________
[1]	Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% of total assetsfor any of the periods indicated above.

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
______________________
1  Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
2 Total securities consist of investment securities considered part of the Bank’s credit portfolio.
3 The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

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

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at December 31 of each year:

	2004		2005		2006
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Argentina	$83.9	60.2%	$21.0	23.0%	$25.4	32.4%
Brazil	29.3	21.0	18.5	20.2	11.2	14.3
Colombia	1.3	0.9	0.5	0.5	1.7	2.2
Dominican Republic	3.9	2.8	1.2	1.3	2.6	3.3
Ecuador	14.4	10.3	46.1	50.4	30.0	38.3
Jamaica	1.0	0.7	0.2	0.3	2.4	3.1
Mexico	1.2	0.8	0.1	0.1	1.2	1.6
Peru	1.3	1.0	2.8	3.0	0.6	0.8
Other[1]	3.2	2.3	1.2	1.3	3.2	4.1
Total Allowance for Credit Losses	$139.5	100.0%	$91.5	100.0%	$78.5	100.0%
____________________
[1]	Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstandings did not exceed $1 million for any of the periods indicated above.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower at December 31 of each year:

	2004	2005	2006
	(in $ millions)
Private sector commercial banks	$30.1	$19.8	$14.9
State-owned commercial banks	60.0	18.0	5.3
Central banks	10.0	36.1	20.5
Sovereign debt	0.0	1.1	1.1
State-owned exporting organization	6.6	3.1	1.5
Private corporations	32.6	13.5	35.1
Total	$139.5	$91.5	$78.5

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

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the years indicated:

	For the year ended December 31,
	2004	2005	2006
	(in $ millions)
Argentine reversals related to sale of loans	$6.3	$2.9	$0.0
Argentine reversals related to credit restructurings and collections, and changes in expected loss levels	92.5	45.1	10.2
Total Argentine Specific Reserves Reversals	$98.8	$47.9	$10.2
Brazil Specific Reserves Reversals (Provisions)	(2.2)	13.2	1.0
Total Specific Reserves Reversals	$96.6	$61.1	$11.2
Generic Reserves Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	$8.4	$(15.5)	$(23.0)
Generic Reserves Reversals - due to change in credit loss reserve methodology	0.0	6.0	0.0
Total Generic Reserves Reversals (Provisions)	$8.4	$(9.6)	$(23.0)
Recoveries - Argentine credits	6.4	0.3	0.0
Recoveries - Other credits	0.0	2.3	0.0
Total Recoveries	$6.4	$2.6	$0.0
Total Reversals (Provisions) of Allowance for Loan Losses	$111.4	$54.2	$(11.8)

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

	For the year ended December 31,
	2004	2005[2]	2006
	(in $ millions)
Argentina	$14.6	$5.7	$4.2
Brazil	17.9	23.4	31.4
Chile	1.1	2.9	2.7
Colombia	2.2	3.4	3.6
Costa Rica	0.0	0.0	1.6

	For the year ended December 31,
	2004	2005[2]	2006
	(in $ millions)
Dominican Republic	1.1	1.0	1.0
Ecuador	2.8	2.5	2.9
El Salvador	0.6	1.2	1.5
Guatemala	0.0	0.0	1.3
Jamaica	0.6	1.2	1.5
Mexico	4.1	4.7	5.0
Panama	0.6	1.6	3.6 3.4
Peru	1.1	1.4	3.4
Trinidad and Tobago	0.0	0.0	1.8
Venezuela	1.2	0.7	1.0
Other[1]	2.9	3.9	1.8	[3]
Total	$50.8	$53.6	$68.2
____________________
1 Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.
2 Starting in 2005, derivatives & hedging activities are included as part of net revenues, as the Treasury Area became one of the Bank’s revenue centers.
3 It includes $627 thousand corresponding to the Bank’s proprietary asset management fund.

The $15 million increase in net revenues for 2006 compared to 2005, was mainly due to:

•	a $14 million, or 30%, increase in net interest income, mostly driven by:
▪	a 26% increase in the average accruing loan and investment portfolio; and
▪	an increase of 6 basis points in net interest margin, resulting from the impact of increasing interest rates on the Bank’s available capital, wider lending spreads, and lower cost of funds.
▪	These factors were partially offset by the impact of lower interest collections on the Bank’s richly priced non-accruing portfolio over the period.

•	a $1 million, or 12%, increase in non-interest income, mostly driven by:
▪	an 8% increase in fee income; and
▪	higher gains in Treasury activities.

The $3 million increase in net revenues for 2005 compared to 2004, was primarily due to:

•	the positive effect of higher interest rates on the Bank’s interest-earning assets;
•	the positive effect of an increase in the average credit portfolio from $2,705 million in 2004 to $3,081 million in 2005; and
•	revenues from gains on hedging activities.
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

	2005 vs. 2004			2006 vs. 2005
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in $ thousands)
Increase (Decrease) in interest income
Interest-bearing deposits with banks	($1,238)	$3,593	$2,356	$914	$2,939	$3,853
Securities purchased under agreements to resell	(867)	(867)	(1,733)	0	0	0
Loans, net	14,312	31,656	45,968	24,916	45,141	70,058
Impaired loans	(16,848)	6,861	(9,987)	(10,180)	4,196	(5,984)
Trading assets	0	0	0	2,905	2,905	5,810
Investment securities	5,313	(1,245)	4,068	11,836	955	12,791
Total increase (decrease)	$673	$39,998	$40,671	$30,391	$56,135	$86,527
Increase (Decrease) in interest expense
Deposits	2,392	15,228	17,620	10,090	16,961	27,051
SSecurities sold under repurchase agreements..	(2,539)	1,650	(889)	11,065	4,167	15,232
Short-term borrowings and placements	5,112	6,796	11,908	7,460	11,901	19,361
Medium- and long-term borrowings and placements	2,000	6,804	8,804	2,540	4,120	6,660
Trading liabilities	0	0	0	2,320	2,320	4,640
Total increase (decrease)	$6,965	$30,479	$37,443	$33,474	$39,469	$72,943
Increase (Decrease) in net interest income	$(6,292)	$9,520	$3,228	$(3,082)	$16,666	$13,584

Reversal of (Provision for) Loan Losses

The Bank’s $12 million provision for loan losses during 2006 was mainly due to the net effect of:
•	a $23 million generic provision charge, due to increased loan exposure;
•	a $10 million reversal related to the collection of Argentine restructured loans during the year; and
•	a $1 million reversal related to the collection of a Brazilian restructured loan during the year.

The Bank’s $54 million reversal of provision for loan losses during 2005 was mainly due to the net effect of:
•	a $3 million reversal related to the sale of an Argentine loan with a nominal value of $11 million;
•	a $45 million reversal related to the decrease in Argentine restructured loans, reflecting payments and prepayments received during the year;
•	a $13 million reversal related to the decrease in Brazilian restructured loans, reflecting payments and prepayments received during the year;
•	a $3 million reversal due to recoveries from loans charged-off in previous years;
•	$16 million generic provision charge, due to increased loan exposure; and
•	a $6 million reversal due to the change in the credit loss reserve methodology during 2005.

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

1 Represent fixed rate interest-bearing liabilities booked in local currency, to fund fixed rate interest-earning assets in the same local currency.

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

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$29.3	$0.0	$0.0	$0.0	$0.0	$0.0	$29.3
Interest-bearing deposits with banks	302.9	297.4	5.5	0.0	0.0	0.0	0.0
Investment securities
Trading securities	130.1	0.0	0.0	0.0	0.0	130.1	0.0
Available for Sale Securities	346.2	115.3	13.1	130.9	13.0	73.8	0.0
Held to Maturity Securities	125.2	35.1	10.0	80.1	0.0	0.0	0.0
Loans, net	2,925.1	522.7	1,294.4	836.5	132.3	194.9	(55.7)
Total interest-earning assets	3,858.7	970.5	1,323.0	1,047.5	145.3	398.8	(26.4)
Non-interest earning assets	112.9	0.0	0.0	0.0	0.0	0.0	112.9
Other assets	6.7	0.0	0.0	0.0	0.0	0.0	6.7
Total assets	$3,978.3	$970.5	$1,323.0	$1,047.5	$145.3	$398.8	$93.3
Interest-bearing liabilities
Deposits
Demand	$132.1	$132.1	$0.0	$0.0	$0.0	$0.0	$0.0
Time	924.1	578.2	317.2	28.8	0.0	0.0	0.0
Securities sold under repurchase Agreements	438.4	322.7	115.7	0.0	0.0	0.0	0.0
Short-term borrowings and placements	1,157.2	144.4	349.2	390.1	273.5	0.0	0.0
Medium- and long-term borrowings and placements	558.9	252.0	51.7	129.6	60.4	65.2	0.0
Trading Liabilities	54.8	0.0	0.0	0.0	0.0	54.8	0.0
Total interest-bearing liabilities	3,265.6	1,429.4	833.8	548.5	333.9	120.0	0.0
Non-interest-bearing liabilities	128.9	0.0	0.0	0.0	0.0	0.0	128.9
Total liabilities	3,394.4	1,429.4	833.8	548.5	333.9	120.0	128.9
Stockholders’ equity	583.9	0.0	0.0	0.0	0.0	0.0	583.9
Total liabilities and stockholders’ equity	$3,978.3	$1,429.4	$833.8	$548.5	$333.9	$120.0	$712.8
Interest rate sensitivity gap		(458.9)	489.2	499.0	(188.5)	278.8	(619.5)
Cumulative interest rate sensitivity gap		(458.9)	30.3	529.3	340.7	619.5
Cumulative gap as a % of total interest-earning assets		-12%	1%	14%	9%	16%

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
______________________
1 Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
2 This amount is without maturity.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Age
CLASS A
Guillermo Güémez García Deputy Governor Banco de Mexico, Mexico	Mexico	Director	2008	66
Santiago Perdomo Maldonado President Red Multibanca Colpatria, Colombia	Colombia	Director	2008	49
José Maria RabeloVice President of International Wholesale Business Banco do Brasil, Brazil	Brazil	Director	2010	52
CLASS E
Mario Covo Chief Executive Officer Finaccess International, Inc., U.S.A.	U.S.A	Director	2008	49
Will C. Wood Principal Kentwood Associates, U.S.A.	U.S.A.	Director	2009	67
Herminio Blanco Chief Executive Officer Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2010	56
William Hayes President Wellstone Global Finance, LLC, U.S.A.	U.S.A.	Director	2010	64
Maria da Graça França Brazil	Brazil	Director	2010	58
ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors	2009	58
Jaime Rivera Chief Executive Officer Bladex, Panama	Guatemala	Director	2009	54

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
______________________
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
______________________
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
______________________
1 Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2007 by the Board.

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

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2006:

	At December 31,
	Number of Shares	% of Class	% of Total
Class A
Banco de la Nación Argentina	1,045,348.00	16.5	2.9
Banco do Brasil [1]	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú)6	446,556.00	7.0	1.2
Banco Central del Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.4	11.4
Total Shares of Class A Common Stock	6,342,189.16	100.0%	17.5%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires.	884,460.98	32.5	2.4
Banco de la Nación Argentina	295,944.50	10.9	0.8
The Korea Exchange Bank	147,172.50	5.4	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	48.8	3.6
Total Shares of Class B Common Stock	2,725,387.37	100.0%	7.5%

Class E [2]	Number of Shares	% of Class	% of Total
Oppenheimer Funds Inc	4,034,215.00	14.8	11.1
Brandes Investment Partners, LP	3,134,771.00	11.5	8.6
Franklin Resources Inc	2,625,200.00	9.6	7.2
Mondrian Investment Partners Ltd	2,617,700.00	9.6	7.2
Arnhold & S. Bleichroeder Advisers, LLC	2,550,510.00	9.4	7.0
Porter Orlin LLC	2,016,300	7.4	5.6
Capital Research and Management Co	1,475,000.00	5.4	4.1
Sub-total shares of Class E Common Stock	18,453,696.00	67.7	50.8
Total Shares of Class E Common Stock	27,261,495.00	100.0	75.0

Total Shares of Common Stock	36,329,071.53		100.0
______________________
[1]
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

The following table shows information about common dividends paid on the dates indicated.

Payment date	Record date	Dividend per share
January 17, 2006	January 6, 2006	$0.15
April 6, 2006	March 24, 2006	$1.19	[1]
July 17, 2006	July 7, 2006	$0.19
October 16, 2006	October 6, 2006	$0.19
January 18, 2007	January 8, 2007	$0.19
April 10, 2007	March 30, 2007	$0.22
______________________
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

	Price per Class E Share (in $)
	High	Low
2002	29.70	2.00
2003	19.95	4.01
2004	20.00	14.00
2005	25.50	15.34
2006	18.70	14.59
2005:
First Quarter	25.50	18.53
Second Quarter	20.95	15.34
Third Quarter	18.52	16.70
Fourth Quarter	18.95	16.40
2006:
First Quarter	18.70	15.65
Second Quarter	17.44	14.59
Third Quarter	16.90	15.38
Fourth Quarter	17.05	15.10
2007:
First Quarter	17.12	15.52
2006:
November	16.81	15.58
December	17.05	15.91
2007:
January	17.12	16.12
February	17.07	16.25
March	16.80	15.52
April	20.02	16.50
May	21.60	18.60

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

	Maturities
	2007	2008	2009	2010	2011	Thereafter	Total 2006	Fair Value 2006
	($ Equivalent in thousands)

Non - Trading Investments
Fixed rate
US Dollars	141,000	15,000	34,000	35,000	5,000	190,338	420,338	464,298
Average fixed rate	6.60%	4.38%	8.06%	7.55%	9.63%	9.99%	8.29%
Variable rate
US Dollars		5,000		2,000			7,000	7,015
Average variable rate		5.82%		7.17%			6.21%
Loans
Fixed rate
US Dollars	1,426,912	602	442	302	139	4,000	1,432,397	1,402,631
Average fixed rate	6.09%	6.10%	5.76%	5.43%	5.21%	7.37%	6.09%
Mexican Peso	14,039	14,893	16,678	18,678	1,654		65,942	69,940
Average fixed rate	11.28%	11.38%	11.38%	11.38%	11.38%		11.36%
Variable rate
US Dollars	670,137	364,238	199,192	100,045	106,904	25,935	1,466,451	1,452,599
Average variable rate	6.49%	6.33%	6.98%	6.86%	6.45%	6.88%	6.54%
Mexican Peso	12,223						12,223	12,176
Average variable rate	9.58%						9.58%
Euro	482	892	819	1,157	409		3,759	3,595
Average variable rate	4.53%	4.55%	4.57%	4.59%	4.57%		4.56%
Borrowings and Placements
Fixed rate
US Dollars	1,635,604						1,635,604	1,635,317
Average fixed rate	5.48%						5.48%
Mexican Peso	15,962	15,962	15,962	15,962	1,330		65,178	68,455
Average fixed rate	8.42%	8.42%	8.42%	8.42%	8.42%		8.42%
Variable rate
US Dollars	105,180	291,500	52,000	5,000			453,680	455,015
Average variable rate	5.74%	5.76%	5.80%	5.98%			5.76%
Interest Rate Swaps
US Dollars variable to fixed			19,000	35,000	5,000	190,338	249,338	(1,655)
Average pay rate			8.61%	7.55%	9.63%	9.99%	9.54%
Average receive rate			8.88%	7.81%	9.92%	10.11%	9.69%
Cross Currency Swaps
Receive US Dollars	462	853	785	1,108	392		3,601
US Dollars variable rate	6.63%	6.64%	6.65%	6.66%	6.65%		6.65%
Pay EUR	462	854	785	1,108	392		3,601	(164)
EUR variable rate	4.53%	4.55%	4.57%	4.59%	4.57%		4.56%
Forward Currency Exchange Agreements
Receive US Dollars/Pay Mexican Pesos	14,391	466	1,686	2,924	299		19,766	(340)
Average exchange rate	11.03	11.90	11.90	11.90	11.90		11.27
Pay US Dollars/Receive Mexican Pesos	1,593	5					1,598	66

	Maturities
	2007	2008	2009	2010	2011	Thereafter	Total 2006	Fair Value 2006
	($ Equivalent in thousands)
Average exchange rate	11.31	11.90					11.31
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

Item 15 T. Controls and Procedures

a) Disclosure Controls and Procedures

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

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). With participation and supervision of our Chief Excutive Officer and Chief Financial Officer, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006.

The assessment includes the documentation and understanding of the Bank’s internal control over financial reporting. Management evealuated the design effectiveness and tested the operational effectiveness of internal controls over financial reporting to form its conclusion.

Management’s evaluation was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and;

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the COSO criteria and our management’s evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

This annual report does not included an attestation report of the Bank’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the bank’s registered public accounting firm pursuant the temporary rules of the Securities and Exchange Commission that permit the Bank to provide only management’s report in this annual report.

c) Changes in Internal Controls

During fiscal year ended December 31, 2006, the Bank implemented a new information system platform, which supports widely the operations that are carried out by the Bank and assists in the generation of financial reporting, as well as in the process of compliance reporting. Internal controls over financial reporting and procedures were revised, documented and put in place to ensure that are aligned with the process implemented throughout the new information system and are in compliance with the provision of Sarbanes-Oxley Act in its Section 404 (SOX 404).

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

PART III

Item 17. Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18. Financial Statements

List of Consolidated Financial Statements
Independent Auditors’ Report	F-1
Consolidated Balance Sheets at December 31, 2006 and 2005	F-2
Consolidated Statements of Operations for each of the Years in the
Three-Year Period Ended December 31, 2006	F-3
Consolidated Statements of Changes in Stockholders’ Equity for each
of the Years in the Three-Year Period Ended December 31, 2006	F-4
Consolidated Statements of Comprehensive Income for each of the
Years in the Three-Year Period Ended December 31, 2006	F-5
Consolidated Statements of Cash Flows for each of the Years in the
Three-Year Period Ended December 31, 2006	F-6
Notes to Consolidated Financial Statements	F-7

Item 19. Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws*
Exhibit 4.1.	Mandate Letter*
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

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

The Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.:

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

February 28, 2007
Panama, Republic of Panama

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(in US$ thousand, except per share amounts)

Assets	Note	2006	2005

Cash and due from banks	3,20	401	687
Interest-bearing deposits with banks (including pledged deposits
of $33,470 and $5,000 for 2006 and 2005, respectively)	3,20	331,764	229,200
Trading assets	4,20	130,076	0
Securities available for sale	5,20	346,194	182,050
Securities held to maturity (market value of $125,118 in 2006 and
$26,325 in 2005)	5,20	125,157	26,520
Loans	6,20	2,980,772	2,610,019
Less:
Allowance for loan losses	7,20	51,266	39,448
Unearned income and deferred loan fees		4,425	5,577
Loans, net		2,925,081	2,564,994

Customers' liabilities under acceptances	20	46,006	110,621
Premises and equipment (net of accumulated depreciation
of $8,043 in 2006 and $9,137 in 2005)		11,136	3,253
Accrued interest receivable	20	55,238	30,254
Derivative instruments used for hedging - receivable	18,20	541	357
Other assets	8,17	6,743	11,295
Total assets		3,978,337	3,159,231

Liabilities and Stockholders' Equity

Deposits:	9,20
Noninterest-bearing - Demand		1,620	1,315
Interest-bearing - Demand		130,510	27,070
Interest-bearing - Time		924,147	1,018,233
Total deposits		1,056,277	1,046,618

Securities sold under repurchase agreements	5,20	438,356	128,599
Short-term borrowings	10,20	1,157,248	632,100
Medium and long-term debt and borrowings	11,20	558,860	533,860
Trading liabilities	4,20	54,832	0
Acceptances outstanding	20	46,006	110,621
Accrued interest payable	20	28,420	14,736
Derivative instruments used for hedging - payable	18,20	2,634	297
Reserve for losses on off-balance sheet credit risk	7	27,195	52,086
Redeemable preferred stock ($10 par value)	12,20	0	5,149
Other liabilities		24,614	18,383
Total liabilities		3,394,442	2,542,449

Stockholders' equity:	13,14,15,19
Class "A" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class "B" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 2,725,390 in 2006
and 3,214,344 in 2005)		21,959	25,219
Class "E" common stock, no par value, assigned value of $6.67
(Authorized 100,000,000; outstanding 27,261,495 in 2006
and 28,540,242 in 2005)		213,614	210,353
Additional paid-in capital in excess of assigned value		134,945	134,340
Capital reserves		95,210	95,210
Retained earnings		205,200	212,916
Accumulated other comprehensive income	5,19	3,328	619
Treasury stock	13	(134,768)	(106,282)
Total stockholders' equity		583,895	616,782

Commitments and contingent liabilities	16,17,18,21

Total liabilities and stockholders' equity		3,978,337	3,159,231

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
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders´Equity

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For Each of the Years in the Three - Year Period Ended December 31, 2006

(in US$ thousand)

	Note	2006	2005	2004

Income before cumulative effect of changes in		57,902	77,518	141,730
accounting principles

Cumulative effect on prior years (to December 31, 2004)
of a change in the credit loss reserve methodology	7	0	2,733	0

Cumulative effect on prior year (to December 31, 2004)
of an early adoption of the fair value-based method of
accounting stock-based employee compensation plan	14,15	0	(150)	0
Net income		57,902	80,101	141,730

Other comprehensive income (loss):

Unrealized gains (losses) on securities:
Unrealized gains (losses) arising from the year	5,19	5,349	(5,257)	(1,256)
Less: Reclassification adjustments for gains
included in net income	19	(2,568)	(206)	(2,922)
Net change in unrealized gains (losses) on securities
available for sale		2,781	(5,463)	(4,178)

Unrealized gains on derivatives arising
from the year	19	(72)	0	384

Other comprehensive income (loss)		2,709	(5,463)	(3,794)

Comprehensive income		60,611	74,638	137,936

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

The following table presents the realized gains and losses on securities available for sale:

(In US$ thousand)	December 31,
	2006		2005		2004
	Gains	Losses	Gains	Losses	Gains	Losses

	2,568	0	253	47	2,922	0

The amortized cost and fair value of securities available for sale distributed by contractual maturity at December 31, 2006, are shown in the following table:

(In US$ thousand)	Amortized	Fair
	Cost	Value

Due within 1 year	16,005	16,054
After 1 but within 5 years	94,960	93,898
After 5 years	230,680	236,242
	341,645	346,194

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

b)	Securities Held to Maturity
The amortized cost, related unrealized gross gain (loss) and quoted market value of securities held to maturity are as follows:

(In US$ thousand)	December 31, 2006
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Switzerland	40,044	0	10	40,034
United States of America	60,048	0	27	60,021
Sub-total	100,092	0	37	100,055
Government debt:
Mexico	25,065	0	2	25,063
Total	125,157	0	39	125,118

	December 31, 2005
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Government debt - Mexico	26,520	0	195	26,325

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

(6)	Loans
The following table set forth details of the Bank’s loan portfolio:
	December 31,
(In US$ thousand)	2006	2005

Corporate	1,417,777	840,061
Banks:
Commercial	1,130,490	1,582,846
State owned	273,090	117,842
Other	159,415	69,270
Total	2,980,772	2,610,019

The remaining contractual loan maturities are summarized as follows:

(In US$ thousand)	December 31,
	2006	2005
Current
Up to 1 month	297,920	397,745
From 1 month to 3 months	719,966	601,557
From 3 months to 6 months	649,147	592,223
From 6 months to 1 year	456,528	521,367
From 1 year to 2 years	375,954	309,539
From 2 years to 5 years	412,565	158,766
More than 5 years	68,692	0
	2,980,772	2,581,197

Restructured and impaired	0	28,822
	2,980,772	2,610,019

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides a breakdown of loans by country risk:

(In US$ thousand)	December 31,
	2006	2005
Country
Argentina	203,015	51,215
Bolivia	5,000	0
Brazil	1,316,650	1,095,055
Chile	175,147	282,500
Colombia	163,132	249,025
Costa Rica	85,028	53,962
Dominican Republic	8,805	997
Ecuador	42,926	25,407
El Salvador	82,250	80,753
Guatemala	88,573	41,303
Honduras	36,466	25,654
Jamaica	48,904	24,018
Mexico	167,808	160,737
Nicaragua	10,121	1,977
Panama	180,511	156,061
Peru	261,617	180,156
Trinidad and Tobago	103,513	177,498
Uruguay	0	3,701
Venezuela	1,306	0
	2,980,772	2,610,019

The fixed and floating interest rates distribution of the loan portfolio is as follows:

(In US$ thousand)	December 31,
	2006	2005

Fixed interest rates	1,498,338	1,561,893
Floating interest rates	1,482,434	1,048,126
	2,980,772	2,610,019
At December 31, 2006 y 2005, 89% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

(In US$ thousand)	December 31,
	2006	2005	2004

Loans on non-accrual status	0	28,822	255,552
Interest which would had been recorded if the loans had not been on a non-accrual status	0	7,004	18,716
Interest income collected on non-accruing loans	2,721	7,670	18,692
Foregone interest revenue	0	0	24

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Earnings Per Share
The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the dates indicated:

(In US$ thousand, except per share amounts)	December 31,
	2006	2005	2004
Income before cumulative effect of changes in accounting principles:	$57,902	77,518	141,730
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0	2,733	0
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	0	(150)	0
Net income available to common stockholders for both, basic and diluted EPS	$57,902	80,101	141,730

Weighted average common shares outstanding applicable to basic EPS	37,065	38,550	39,232
Basic earnings per share:
Income before cumulative effect of changes in accounting principles	$1.56	2.01	3.61
Cumulative effect on prior years of accounting changes	0.00	0.07	0
Net income per share	1.56	2.08	3.61

Weighted average common shares outstanding
applicable to diluted EPS	37,065	38,550	39,232
Effect of dilutive securities (1):
Indexed stock option plans	507	310	139
Adjusted weighted average common shares outstanding
Applicable to diluted EPS	37,572	38,860	39,371
Diluted earnings per share:
Income before cumulative effect of changes in accounting principles	$1.54	1.99	3.60
Cumulative effect on prior years of accounting changes	0.00	0.07	0.00
Net income per share	1.54	2.06	3.60
Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Income before the effect of changes in accounting principles:	$57,902	77,518	141,730
Effect on prior years of a change in the credit loss reserve methodology	0	0	(8,244)
Effect on prior year of early adoption of the fair-value-based method of accounting stock-based employee compensation	0	0	(150)
Net income available to common stockholders for both, basic and diluted EPS	$57,902	77,518	133,336

Basic earning per share	$1.56	2.01	3.40

Diluted earning per share	$1.54	1.99	3.39

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

(18)	Derivative Financial Instruments
At December 31, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2006			2005
(In thousands of US$)		Fair Value			Fair Value
Fair value hedges:	Nominal Amount	Asset	Liability	Nominal Amount	Asset	Liability
Interest rate swaps	249,338	541	2,196	114,728	357	297
Forward foreign exchange	13,146	0	201	0	0	0
Cross currency interest rate swaps	3,600	0	164	0	0	0
Cash flow hedges:
Forward foreign exchange	5,022	0	73	0	0	0

Total	271,106	541	2,634	114,728	357	297
Net gain (loss) of the ineffective portion in hedging activities	(225)			84

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

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23) Summary of Unaudited Quarterly Financial Information

2006
(In US$ thousand, except per share data)	Fourth	Third	Second	First

Interest income	$63,016	54,268	47,957	38,109
Interest expense	(46,278)	(38,687)	(33,021)	(26,527)

Net interest income	16,738	15,581	14,936	11,582
Provision for loan losses	(1,526)	(4,575)	(1,973)	(3,772)

Net interest income after provision for loan losses	15,212	11,006	12,963	7,810

Reversal of provision for losses on off-balance sheet credit risk	2,948	7,158	3,602	11,183
Commission income, net	1,672	1,749	1,293	1,571
Derivatives and hedging activities	115	(64)	(106)	(170)
Recoveries on assets	5,551	0	0	0
Trading gain (loss)	4,849	(1,594)	(2,376)	0
Net gain on sale of securities available for sale	0	0	0	2,568
Gain (loss) on foreign currency exchange	(67)	(57)	(143)	14
Other income, net	51	71	21	0

Operating expenses	(9,261)	(7,020)	(6,321)	(6,327)

Net income	$21,070	11,249	8,933	16,649

Earnings per share	$0.58	0.31	0.24	0.44

Diluted earnings per share	$0.57	0.31	0.23	0.43

Average number of common shares outstanding (thousands)	36,329	36,334	37,556	38,065

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2005
(In US$ thousand, except per share data)	Fourth	Third	Second	First

Interest income	$35,127	29,959	25,061	26,676
Interest expense	(22,629)	(18,291)	(15,122)	(15,528)

Net interest income	12,498	11,668	9,939	11,148

Reversal of (provision for) loan losses:
Reversal of (provision for) - 2005	(715)	23,213	5,863	19,819
Reversal of (provision for) - effect of a change in the credit
loss reserve methodology - 2005	16,518	707	1,266	(12,516)
	15,803	23,920	7,129	7,303

Net interest income after provision (reversal) for loan losses	28,301	35,588	17,068	18,451

Reversal of (provision for) losses on off-balance sheet credit risk:
Reversal of (provision for) - 2005	1,571	(1,051)	(3,286)	2,977
Reversal of (provision for) - effect of a change in the credit
loss reserve methodology - 2005	(9,855)	(10,330)	4,284	(91)
	(8,284)	(11,381)	998	2,886

Commission income, net	1,667	1,546	1,024	1,587
Derivatives and hedging activities	2,336	2	0	0
Recoveries on assets, net of impairments	0	137	0	10,069
Gain (loss) on sale of securities available for sale	(39)	0	93	152
Gain (loss) on foreign currency exchange	(29)	12	20	0
Other income, net	2	1	1	1

Operating expenses	(7,408)	(6,034)	(5,616)	(5,633)

Net income before cumulative effect of changes in accounting principles	16,546	19,871	13,588	27,513

Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	0	0	2,733
Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	0	0	0

Net income	$16,396	19,871	13,588	30,246

Net income per share before the cumulative effect of changes in accounting principles	$0.43	0.52	0.35	0.71

Cumulative effect of changes in accounting principles	0.00	0.00	0.00	0.07

Earnings per share	$0.43	0.52	0.35	0.78

Diluted earnings per share before cumulative effect of a change in the credit loss reserve methodology	$0.43	0.51	0.35	0.70

Cumulative effect of changes in accounting principles	0.00	0.00	0.00	0.07

Diluted earnings per share	$0.43	0.51	0.35	0.77

Average number of common shares outstanding (thousands)	38,097	38,481	38,738	38,895

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