Form 20-F
period 2007-12-31
LATIN AMERICAN EXPORT BANK
filed 2008-06-20
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………………………

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

6,342,189	Shares of Class A Common Stock
2,660,847	Shares of Class B Common Stock
27,367,113	Shares of Class E Common Stock
36,370,149	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

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
☒ Yes            ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large Accelerated Filer    ☒ Accelerated Filer    ☐ Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP        ☐ IFRS        ☐ Other

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17        ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes        ☒ No

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

F.	Expenses of the Issue	56

Item 10. Additional Information		56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	56
D.	Exchange Controls	56
E.	Taxation	56
F.	Dividends and Paying Agents	60
G.	Statement by Experts	60
H.	Documents on Display	60
I.	Subsidiary Information	60

Item 11. Quantitative and Qualitative Disclosure About Market Risk		60

Item 12. Description of Securities Other than Equity Securities		63

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies		63

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		63

Item 15. Controls and Procedures		63

Item 16. Reserved		65
Item 16A. Audit and Compliance Committee Financial Expert		65
Item 16B. Code of Ethics		65
Item 16C. Principal Accountant Fees and Services		65
Item 16D. Exemptions from the Listing Standards for Audit Committees		66
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		66

PART III

Item 17. Financial Statements		67

Item 18. Financial Statements		67

Item 19. Exhibits		67

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Jaime Celorio, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Celorio at 011-507-210-8563. Written requests also may be faxed to Mr. Celorio at 011-507-269-6333 or sent via e-mail to jcelorio@bladex.com. Information is also available on the Bank’s website at: www.bladex.com.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	the anticipated growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of corporate clients;
•	the continuation of the Bank’s preferred creditor status;
•	the effects of changing interest rates and of an improving macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	the anticipated operating income and return on equity in future periods;
•	the implied volatility of the Bank’s Treasury and Asset Management revenues;
•	the adequacy of the Bank’s allowance for and provisions for credit losses;
•	the Bank’s ability to maintain its investment-grade credit ratings;
•	the availability and mix of future sources of funding for the Bank’s lending operations; and
•	the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

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

Item 2. Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3. Key Information

A.  Selected Financial Data

The following table presents consolidated selected financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The 2003, 2004, 2005 and 2006 consolidated financial statements were audited by the registered public accounting firm KPMG, and the consolidated financial statements for the year ended December 31, 2007 were audited by the registered public accounting firm Deloitte, Inc. The consolidated financial statements of the Bank at December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the reports of the registered public accounting firms KPMG and Deloitte Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in $ thousand, except per share amounts and ratios)
Income Statement Data:
Net interest income	$53,987	$42,025	$45,253	$58,837	$70,570
Fees and commissions, net	7,446	5,928	5,824	6,393	5,555
Reversal of provision for credit losses [1]	58,905	112,271	38,374	13,045	1,475
Trading gains	0	0	0	879	23,866
Net gain on sale on securities available for sale	22,211	2,922	206	2,568	9,119
Total operating expenses	(22,561)	(21,352)	(24,691)	(28,929)	(37,027)
Income before cumulative effect of changes in accounting principles	111,496	141,730	77,518	57,902	72,177
Cumulative effect of accounting changes	0	0	2,583	0	0
Net income	111,496	141,730	80,101	57,902	72,177
Balance Sheet Data:
Trading assets	0	0	0	130,076	52,597
Investment securities	77,793	192,856	208,570	471,351	468,360
Loans	2,275,031	2,441,686	2,610,019	2,980,772	3,731,838
Allowance for loan losses	224,347	106,352	39,448	51,266	69,643
Total assets	2,560,612	2,732,940	3,159,231	3,978,337	4,790,532
Total deposits	702,955	864,160	1,046,618	1,056,277	1,462,371
Trading liabilities	0	0	0	54,832	90,765
Short-term borrowings	687,214	704,718	760,699	1,595,604	1,504,710
Borrowings and long-term debt	485,516	403,621	533,860	558,860	1,010,316
Total liabilities	1,976,283	2,076,810	2,542,449	3,394,442	4,178,281
Total stockholders’ equity	584,329	656,130	616,782	583,895	612,251
Average number of shares outstanding	28,675	39,232	38,550	37,065	36,349
Average number of diluted shares outstanding	28,675	39,372	38,860	37,572	36,414
Per Common Share Data:
Basic earnings per share[6]	3.88	3.61	2.01	1.56	1.99
Diluted earnings per share[6]	3.88	3.60	1.99	1.54	1.98
Book value per share (period end)	14.84	16.87	16.19	16.07	16.83
Regular cash dividends per share	0.00	0.50	0.60	0.75	0.88
Special cash dividends per share	0.00	1.00	2.00	1.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets	4.24%	5.83%	3.00%	1.70%	1.71%
Return on average stockholders’ equity	23.91%	22.75%	12.85%	9.96%	11.91%
Net interest margin [2]	1.87%	1.65%	1.70%	1.76%	1.71%
Net interest spread [2]	1.23%	0.98%	0.67%	0.70%	0.80%
Total operating expenses to total average assets	0.86%	0.88%	0.93%	0.85%	0.88%
Regular cash dividend payout ratio	0.00%[3]	13.84%	29.84%	48.01%	44.32%
Special cash dividend payout ratio	0.00%[3]	27.68%	99.46%	64.01%	0.00%
Asset Quality Ratios:
Impaired loans to total loans [4]	19.62%	10.50%	1.11%	0.00%	0.00%
Charged-off loans to total loans	6.1%	0.5%	0.4%	0.00%	0.00%
Allowance for loan losses to total loans, net of unearned income and deferred commission	9.89%	4.37%	1.51%	1.72%	1.87%
Allowance for credit losses to non-accruing credits	53%	48%	217%	n.a.	n.a.
Capital Ratios:
Stockholders’ equity to total assets	22.82%	24.01%	19.52%	14.68%	12.78%
Tier 1 capital to risk-weighted assets [5]	35.42%	42.90%	33.74%	24.45%	20.92%
Total capital to risk-weighted assets [5]	36.67%	44.15%	34.99%	25.70%	22.17%

1 Includes Reversal (provision) for loan losses to on and off-balance sheet credit risks. For information regarding reversal (provision) for credit losses, see Item 5, “Operating and Financial Review and Prospects/Operating Results”.
2 For information regarding calculation of the net interest margin and the net interest spread, see Item 5A, “Operating and Financial Review and Prospects/Operating Results/Net Interest Income and Margins”.
3 During 2003, the Bank suspended its dividend payment. In 2004, the Bank re-established its dividend payment.
4 Repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 amounted to $23 million in 2005, and $202 million in 2004, and related mostly to Argentine credits.
5 Calculated using the U.S. Federal Reserve Board’s 1992 fully phased-in risk-weighted capital guidelines.
6 For 2005, exclude the cumulative effect of changes in accounting principles, which represented $0.07 per share.

B.  Capitalization and Indebtedness

Not required in this Annual Report.

C.  Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.  Risk Factors

Risks Relating to the Region

The Bank’s credit portfolio is concentrated in Latin America and the Caribbean. The Bank also faces borrower concentration. Adverse economic changes in those countries or in the condition of the Bank’s largest borrowers could affect adversely the Bank’s growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in Central and South America and the Caribbean (the “Region”), which is a reflection of the Bank’s mission and strategy. Historically, economies of countries in the Region have occasionally experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recession, declining investments, government and private sector debt defaults and restructurings, significant inflation and/or devaluation. Global economic changes, including oil prices, commodities prices, the U.S. dollar interest rates and exchange rate, and slower economic growth in industrialized countries, could have a significant adverse effect on the economic condition of countries in the Region. In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the quality of the Bank’s credit portfolio, including increased loan loss provisions, debt restructurings, and loan losses. As a result, this could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition if one or more of those countries encounters economic difficulties. At December 31, 2007, approximately 67% of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,728 million, or 36%); Colombia ($530 million, or 11%); Peru ($484 million, or 10%); and Mexico ($451 million, or 9%).

In addition, at December 31, 2007, 11% of the Bank’s total credits were to five borrowers in Brazil, and 13% of total credits were to four borrowers from Peru (5%), Colombia (3%), Mexico (2%) and Venezuela (3%). A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

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

Increased risk perception in any country in the Region where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings. A credit rating downgrade would likely increase the Bank’s funding costs, and reduce its deposit base and access to the debt capital markets. In that case, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be severely hampered.

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings, and fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce a cash shortage as a result of which the Bank would not be able to repay these obligations as they become due.

Approximately one third of the Bank’s funding represents short-term borrowings from international banks, the majority of which are European and North American institutions, which also compete with the Bank in its credit extension activity, and represent a source of business for the Bank, as well. If these international banks ceased to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at higher interest cost.

Financial turnmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced since the second half of 2007 in the international financial markets, driven by the subprime crisis in the United States. The persistence or worsening of these unfavorable market conditions could have a material adverse effect on the Bank's liquidity.

As a U.S. dollar-based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country. Central banks in other Latin American and Caribbean countries would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage. Accordingly, if the Bank faced a liquidity shortage, it would have to rely on commercial liquidity sources to resolve the liquidity shortage.

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance and the Bank’s management’s qualitative judgment. The latter includes assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its credit portfolio due to exposure concentration, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short-term borrowings, long-term debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse affects on the Bank’s financial condition, results of operations, cash flows and business. See Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

The Bank faces interest rate risk which is caused by the mismatch in maturities of interest earning assets and interest bearing liabilities. If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

As a bank, Bladex faces interest rate risk because interest-bearing liabilities generally reprice at a different pace than interest-earning assets. Failure to adequately manage eventual mismatches may reduce the Bank’s net interest income during periods of fluctuating interest rates.

Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

Bladex, has an Operational Risk department that evaluates the operational risk level of every key product or process that could have an impact on the financial statements. This department coordinates periodic training for all personnel and auto-evaluations with the participation of those personnel controlling each process. Each incident reported, with real or potential loss, is registered in an operational risk database, and on a quarterly basis, the Bank’s management is informed of the relevant incidents that occurred (if any) and the suggested mitigation plan.

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

Most of the competition the Bank faces in the trade finance business comes from international banks, the majority of which are European and North American institutions. Many of these international banks have substantially greater resources than the Bank and enjoy access to less expensive funding than the Bank does. There can be no assurance that increased competition will not adversely affect the Bank’s growth prospects and results of operations.

Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. Globalization of the capital markets and financial services industries exposes the Bank to further competition. The Bank's ability to grow its business and, therefore, its earnings, is affected by these competitive pressures.

Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of the initiatives.

Part of the Bank’s strategy is to diversify income sources through business initiatives, including targeting new clients and developing new products and services. These initiatives may not be fully implemented within the time frame the Bank expects, or at all. In addition, even if such initiatives are fully implemented, they may not generate revenues as expected. Any delays in implementing these business initiatives could prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations and growth prospects.

Item 4. Information on the Company

A. History and Development of the Company

The Bank, headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region. The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity. The Bank was constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations on January 2, 1979. The Bank operates under the commercial name of “Bladex.” Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a Regional banking center, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities. Under special legislation enacted in 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

Bladex offers its services through the Bank’s head office and subsidiaries in Panama City, and its subsidiaries and offices in New York City, including its agency (the "New York Agency") and Bladex Asset Management, Inc. (“Bladex Asset Management”), its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami and its representative offices in Mexico City and Buenos Aires as well as through a worldwide network of correspondent banks. Bladex’s head office is located at Calle 50 y Aquilino de la Guardia, Panama City, Panama, and its telephone number is 011-507-210-8500. See Item 18, “Financial Statements”, note 1.

B. Business Overview

Overview

The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders. The Bank is principally engaged in providing trade financing to selected commercial banks and corporations in the Region.

Bladex intermediates in the financial and capital markets throughout the Region, through three business platforms:

The Commercial Division, which comprises the Bank’s financial intermediation and fee generation activities, including the Bank’s trade finance products, such as loans for pre - and post-export financing and import of goods, letters of credit, banker’s acceptances and guarantees. The majority of the Bank’s loans are extended in connection with specific identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing, as well as other fee-based business, like U.S.-clearing electronic services.

The Treasury Division, which is responsible for ensuring the Bank’s funding and liquidity, for the management of its interest rate, liquidity and currency risks, and for Bladex’s investments in fixed-income securities.

The Bank’s lending and investing activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by sales of the Bank’s debt securities to financial institutions and investors in Japan, Europe, North America and the Region. The Bank does not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

The Asset Management Division, which is based in New York and commenced operations in April 2006, provides investment advisory services to funds and managed accounts, and conducts business through the Bladex Offshore Feeder Fund (“the Feeder”) and the Bladex Capital Growth Fund (“the Fund”) incorporated in the Cayman Islands. The Asset Management Division incorporates the investment manager, Bladex Asset Management, and the Bank’s investment in any of the managed funds or accounts. The Asset Management Division’s objective is to achieve above average long-term rates of return, while also attempting to preserve capital, mitigate risk and produce returns, which, over the long-term, have low correlation to the returns of the major U.S. equity and investment grade fixed income indices.

At December 31, 2007, the Bank had 49 officers across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

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

Developments During 2007

During 2007, the Bank continued the successful execution of its revenue diversification strategy among its three business divisions.

The Commercial Division achieved corporate client base growth and portfolio diversification, resulting in a 16% increase in its average credit portfolio over 2006, with approximately $8 billion in credits granted. The growth of the Bank’s credit and other business activities was achieved while maintaining credit quality, resulting in no past due or non-accrual loans at the end of the year 2007.

The Treasury Division continued the expansion of its revenue-driven activities, increasing its securities available-for-sale portfolio by 35%. This portfolio is comprised of liquid, Latin American fixed income securities of high credit quality. In addition, the Treasury Division was able to effectively manage and strengthen the Bank’s liquidity position, in spite of the increased level of uncertainty in international markets since August of 2007, as a result of the subprime crisis in the United States. During 2007, the Bank closed its first-ever funding transactions denominated in local currencies of the Region, including a bond issuance in Peruvian Nuevo Soles and inter-bank borrowings and loans denominated in Mexican Pesos; the Bank also signed a five-year international loan syndication for an amount of $150 million, and a three-year borrowing for an additional $75 million, and updated its $2.25 billion European Medium-Term Note (“EMTN”) program.

The Asset Management Division was successful in its proprietary asset management activities and earned above-average returns. As a result, along with the Bank’s commitment to the industry’s best practices in risk management and operational control, the Bank obtained the approval of U.S. regulators to offer investment advisory services to qualified offshore investors.

In quantitative terms, these activities resulted in a 25% increase in net income, which totaled $72 million, compared to $58 million in 2006. See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income” and Item 18, “Financial Statements”, note 22.

Strategy for 2008

For 2008, Bladex intends to continue focusing its efforts on diversifying its revenue sources across its three business units, with the objective of achieving improved return on equity levels, while preserving and optimizing the Bank’s stockholders’ equity.

The Commercial Division intends to continue developing a stronger client base, focused towards a growing corporate segment, and continuing the implementation of a wider product range, including factoring, vendor financing and leasing, which in turn should result in increasing the Bank’s capacity and execution of fee income generation.

The Bank also intends to continue to expand its Treasury Division activities, by increasing its available-for-sale and held-to-maturity fixed income portfolio throughout the Region, and to issue additional bonds in other Latin American markets.

The Asset Management Division intends to continue to expand its operations and expects to offer its services to third-party investors, in order to generate additional fee income.

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

Country Credit Limits

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Credit Policy and Risk Assessment Committee of the Board of Directors (“CPER”) approves a level of “allocated capital” for each country, instead of nominal exposure limits. These country capital limits are reviewed at least annually in the quarterly meetings of the CPER. The system establishes the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

The amounts of capital allocated take into account the customer type (sovereign, state-owned or private, corporate or financial institutions), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from 1 to 180 days, 181 days to a year, between one and three years, or more than three years). Capital utilizations by the business units should not exceed the Bank’s reported stockholders’ equity.

Borrower Lending Limits

Generally the Bank establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see Item 4, “Information on the Company/Business Overview/Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Bank’s Board of Directors (the “Board”). Approved borrower lending limits are reported to the CPER quarterly. Panamanian Banking Law prescribes certain concentration limits, which are applicable and strictly adhered to by the Bank, including a thirty percent (30%) limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a twenty-five percent (25%) limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate and sovereign borrowers. As of December 31, 2007, the legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to approximately $153 million, and for financial institutions and financial groups amounted to approximately $184 million. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits.

At December 31, 2007, the Bank was in full compliance with all regulatory limits. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law”.

Credit Portfolio

The Bank’s credit portfolio consists of the commercial portfolio and the treasury portfolio.

The Bank’s credit portfolio increased from $3,616 million at December 31, 2005 to $4,006 million at December 31, 2006 and $4,753 million at December 31, 2007.

Commercial Portfolio

The commercial portfolio includes the book value of loans, securities purchased under agreements to resell and contingencies and other assets (including confirmed and stand-by letters of credit and guarantees, credit commitments, reimbursement undertakings, equity investments and customers’ liabilities under acceptances).

The Bank’s commercial portfolio (excluding non-accruing credits in 2005) increased from $3,365 million at December 31, 2005 to $3,634 million at December 31, 2006 and $4,281 million at December 31, 2007.

At December 31, 2007, 63% of the Bank’s commercial portfolio represented trade related credits. The corporate market segment represented 49% of the total commercial portfolio, of which 68% represented trade financing. The following table sets forth the distribution of the Bank’s commercial portfolio (excluding non-accruing credits), by product category at December 31 of each year:

	At December 31,
	2003	%	2004	%	2005	%	2006	%	2007	%
	(in $ million, except percentages)
Loans	$1,830	79.8	$2,186	88.7	$2,581	76.7	$2,981	82.0	$3,732	87.2
Securities purchased under agreements to resell	132	5.8	0	0.0	0	0.0	0	0.0	0.0	0.0
Contingencies and other assets	330	14.4	277	11.3	784	23.3	654	18.0	550	12.8
Total	$2,292	100.0	$2,463	100.0	$3,365	100.0	$3,634	100.0	$4,281	100.0

Loan Portfolio

At December 31, 2007, the Bank’s total loans amounted to $3,732 million, compared to $2,981 million at December 31, 2006. See Item 5, “Operating and Financial Review and Prospects/Operating Results/Changes in Financial Condition” and Item 18, “Financial Statements”, note 6.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at December 31 of each year:

	At December 31,
	2003	%	2004	%	2005	%	2006	%	2007	%
	(in $ million, except percentages)
Argentina	$398	17.5	$207	8.5	$51	2.0	$203	6.8	$264	7.1
Bolivia	0	0.0	0	0.0	0	0.0	5	0.2	5	0.1
Brazil	1,011	44.4	1,054	43.2	1,095	42.0	1,317	44.2	1,379	37.0
Chile	131	5.8	322	13.2	283	10.8	175	5.9	10	0.3
Colombia	96	4.2	148	6.1	249	9.5	163	5.5	400	10.7
Costa Rica	59	2.6	38	1.5	54	2.1	85	2.9	77	2.1
Dominican Republic	24	1.1	0	0.0	1	0.0	9	0.3	29	0.8
Ecuador	22	1.0	51	2.1	25	1.0	43	1.4	61	1.6
El Salvador	26	1.1	44	1.8	81	3.1	82	2.8	47	1.2
Guatemala	34	1.5	38	1.6	41	1.6	89	3.0	96	2.6
Honduras	0	0.0	6	0.2	26	1.0	36	1.2	49	1.3
Jamaica	14	0.6	26	1.1	24	0.9	49	1.6	77	2.1
Mexico	183	8.0	262	10.7	161	6.1	168	5.6	410	11.0
Nicaragua	9	0.4	5	0.2	2	0.1	10	0.3	13	0.3
Panama	44	1.9	89	3.7	156	6.0	180	6.1	140	3.7
Paraguay	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Peru	65	2.8	55	2.2	180	7.0	262	8.8	454	12.2
Trinidad & Tobago	100	4.4	92	3.8	177	6.8	104	3.5	88	2.3
Uruguay	0	0.0	0	0.0	4	0.1	0	0.0	0	0.0
Venezuela	61	2.7	5	0.2	0	0.0	1	0.0	135	3.6
Total	$2,275	100.0	$2,442	100.0	$2,610	100.0	$2,981	100.0	$3,732	100.0

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at December 31 of each year:

	At December 31,
	2003	2004	2005	2006	2007
	(in $ million)
Private sector commercial banks	$986	$1,243	$1,583	$1,167	$1,491
State-owned commercial banks	422	563	118	273	241
Central banks	0	13	0	0	0
Sovereign debt	50	58	49	123	113
State-owned exporting organizations	424	363	402	138	282
Private corporations	392	201	458	1,279	1,605
Total	$2,275	$2,442	$2,610	$2,981	$3,732

During 2007, the Bank increased its exposure to private corporations by $326 million, reflecting its strategy of developing a stronger client base, focused towards a growing corporate segment.

Maturities and Sensitivites of the Loan Portfolio

The following table sets forth the maturity profile of the loan portfolio at December 31, 2007, by type of rate and type of borrower:

	At December 31, 2007
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks	$830	$30	$0	$860
State-owned commercial banks	145	20	0	165
Sovereign debt	30	83	0	113
State-owned exporting organizations	148	0	0	148
Private corporations	538	29	2	569
Sub-total	$1,692	$162	$2	$1,856
FLOATING RATE
Private sector commercial banks	$355	$220	$56	$631
State-owned commercial banks	41	35	0	76
State-owned exporting organizations	131	3	0	134
Private corporations	307	710	19	1,036
Sub-total	$833	$968	$75	$1,876
Total	$2,525	$1,129	$77	$3,732

Contingencies and other assets

The Bank’s contingencies and other assets included in the commercial portfolio consist of selected financial instruments with off-balance sheet credit risk and customer liabilities under acceptances.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. The Bank also provides stand-by letters of credit and guarantees, including country risk guarantees, which cover the country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and from political risks, such as expropriation, nationalization, war and/or civil disturbances. The Bank also provides commitments to extend credit, which are a combination of either non-binding or legal agreements to lend to a customer.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. At December 31, 2007, total contingencies and other assets in the commercial portfolio amounted to $550 million, representing 13% of the Bank’s total commercial portfolio. See Item 18, “Financial Statements,” note 16.

Treasury Portfolio

The treasury portfolio includes investment securities and credit default swaps (an off-balance sheet credit derivative product), which totaled $468 million and $3 million, respectively, at December 31, 2007.

Investment Securities

The Bank’s investment securities consist mostly of debt securities held to maturity and securities available for sale. See Item 18, “Financial Statements”, notes 2 (g) and 5.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes in its assets (mainly its investment securities) and liabilities management activities.

At December 31, 2007, the Bank's investment securities portfolio totaled $468 million and consisted of investments with issuers in the Region, of which 67% were banks and sovereign borrowers and 33% were corporations. For the year 2007, the Bank’s total securities portfolio had a weighted average interest rate of 5.99% per annum.

Asset Management Portfolio

The asset management portfolio includes trading assets and liabilities of the Asset Management Division, which is the investment manager of the Fund. At December 31, 2007, the fair value of trading assets was $53 million and the fair value of trading liabilities was $91 million. See Item 18, “Financial Statements”, notes 1, 2 (f), 4, and 20.

The Fund follows a multi-strategy/multi-product trading approach striving to take advantage of Latin American and Caribbean opportunities. The Fund takes long and short positions within the equity, fixed income and foreign exchange markets.

The Board of Directors of the Fund controls the exposure of the Fund to certain risks through a risk matrix, which contains guidelines and parameters that the Fund’s managers must follow. Specific risk management guidelines include constraints regarding capital usage, portfolio concentration, among other factors.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in other banks, investment securities, trading assets and loans, but not including contingencies and other assets (collectively “cross-border outstandings”) at December 31 of each year:

	2005		2006		2007
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$55	1.8	$229	5.9	$283	6.0
Austria	0	0.0	0	0.0	45	1.0
Brazil	1,193	39.1	1,494	38.2	1,544	32.7
Chile	315	10.3	210	5.4	52	1.1
Colombia	260	8.5	278	7.1	526	11.1
Costa Rica	54	1.8	85	2.2	77	1.6
Ecuador	25	0.8	43	1.1	61	1.3
El Salvador	101	3.3	87	2.2	57	1.2
France	1	0.0	50	1.3	45	1.0
Germany	40	1.3	0	0.0	60	1.3
Guatemala	41	1.4	89	2.3	96	2.0
Honduras	26	0.8	36	0.9	49	1.0
Jamaica	24	0.8	51	1.3	77	1.6
Mexico	199	6.5	268	6.8	442	9.4
Panama	161	5.3	200	5.1	212	4.5
Peru	180	5.9	271	6.9	484	10.2
Spain	48	1.6	73	1.9	48	1.0
Trinidad & Tobago.	177	5.8	104	2.6	88	1.9
United States	5	0.2	135	3.5	110	2.3
Venezuela.	0	0.0	1	0.0	135	2.8
Other countries[1]	142	4.6	209	5.3	240	5.1
Total	$3,048	100.0	$3,914	100.0	$4,730	100.0

1 Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% of total assets outstandings.

In allocating country risk limits, the Bank takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis, applying a portfolio management approach.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements. See Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources/Liquidity”.

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution at December 31 of each year:

	2005	2006	2007
	(in $ million)
Private sector commercial banks	$1,784	$1,595	$1,943
State-owned commercial banks	184	324	306
Central banks	20	0	0
Sovereign debt	157	424	436
State-owned exporting organizations	434	219	364
Private corporations	470	1,352	$1,680
Total	$3,048	$3,914	$4,730

Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues per country at the dates indicated, with net revenues calculated as the sum of net interest income, fees and commissions, net, activities of hedging derivative instruments, trading gains, net gain on sale of securities available for sale, gain (loss) on foreign currency exchange and other income (expense), net1.

	For the year ended December 31,
	2005	2006	2007
	(in $ million)
Argentina	$5.7	$4.2	$4.8
Brazil	23.4	31.4	33.2
Chile	2.9	2.7	1.4
Colombia	3.4	3.6	7.8
Costa Rica	0.0	1.6	0.9
Dominican Republic	1.0	1.0	0.9
Ecuador	2.5	2.9	3.2
El Salvador	1.2	1.5	0.9
Guatemala	0.0	1.3	1.5
Jamaica	1.2	1.5	1.5
Mexico	4.7	5.0	12.4
Panama	1.6	3.6	3.8
Peru	1.4	3.4	4.5
Trinidad and Tobago	0.0	1.8	2.4
Venezuela	0.7	1.0	3.3
Other countries[2]	3.9	1.2	1.5
Asset Management Division	0.0	0.6	24.1
Total	$53.6	$68.2	$108.2

[1]
Net revenues per country exclude operating expenses, reversal (provision) for loan losses, reversal (provision) for losses on off-balance sheet credit risk, recoveries on assets, net of impairments and cumulative effect on prior years of changes in accounting principles.

[2]	Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above

Net revenues per country reflect the net revenues derived from the Bank’s commercial portfolio (loans and contingencies), treasury portfolio (investment securities and credit default swaps) and asset management portfolio (trading assets and liabilities), throughout the Region. See Item 4, “Information on the Company/Business Overview/Commercial Portfolio, Treasury Portfolio and Asset Management Portfolio” and Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income”.

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from regional and international banks in making loans, and providing fee-generating services. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the largest countries of the Region, competition from commercial banks, the securities markets and other new participants tends to increase. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

The trade finance business is subject to change. Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing. The Bank cannot predict with certainty the changes that may occur and how these may affect the competitiveness of its businesses.

The Bank believes that competition also comes from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of pricing and quality of service. See Item 3, “Key Information/Risk Factors”.

Regulation

General

The Superintendency of Banks of Panama (the “Superintendency of Banks”) regulates, supervises and examines Bladex. The New York Agency is regulated, supervised and examined by the New York Banking Department and the Federal Reserve Board and the Florida International Administrative Office is regulated, supervised and examined by the Florida Office of Financial Regulation and the Federal Reserve Board. Bladex Offshore Feeder Fund and Bladex Capital Growth Fund are regulated by government authorities in the Cayman Islands. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with twenty-four foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. Those twenty-four entities include the Federal Reserve System, the Office of the Comptroller of Currency and the Board of Governors, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive consolidated supervision.

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks, and is subject to supervision and examination by the Superintendency of Banks, pursuant to Decree-Law No. 9 of February 26, 1998 (the “Banking Law”). Banks operating under a General Banking License (“General License Banks”) may engage in all aspects of the banking business in Panama, including taking local and offshore deposits, as well as making local and international loans.

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

Pursuant to the Banking Law, banks cannot grant loans or issue guarantees or any other obligation (“Credit Facilities”) to any one person or a group of related persons in excess of twenty-five percent (25%) of the Bank’s total capital. However, the Banking Law established that in cases of loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit will be thirty percent (30%) of the Bank´s capital funds. As confirmed by the Superintendency of Banks, the Bank currently applies the limit of thirty percent (30%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of financial institutions and the limit of twenty-five percent (25%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of corporations and sovereign borrowers.

Under the Banking Law, a bank may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank), and (3) 50% of its total capital in the case of loans secured by deposits in the bank. For these purposes, a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank who directly or indirectly owns 5% or more of the issued and outstanding capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the outstanding and issued capital stock of the company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees).

The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of the Bank. This authorization is contingent on the following conditions: (i) the ownership of shares in the debtor bank -directly or indirectly-by the shared director or shared officer, may not exceed five percent (5%) of the bank's capital, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (ii) the ownership of shares in the creditor bank-directly or indirectly-by the debtor bank represented in any manner by the shared director or shared officer, may not exceed five percent (5%) of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (iii) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request, and (iv) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank's credit policy. The Superintendency of Banks will determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

The Banking Law contains additional limitations and restrictions with respect to related party loans and credit facilities. For instance, under the Banking Law, all loans made to managers, officers, employees or stockholders who are owners of 5% or more of the lending Bank’s outstanding and issued capital stock will be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions. Shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by the bank.

In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must notify the Superintendency of Banks, within sixty (60) days prior to the beginning of each fiscal term, the name of the certified public accounting firm that it wishes to contract to carry out the duty of external auditing for the new fiscal term, and (4) a requirement that a bank obtains prior approval from the Superintendency of Banks of the risk rating entity it wishes to hire to perform the risk rating. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

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

The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. Banks are required to file with the Superintendency of Banks monthly, quarterly and annual information, including financial statements, an analysis of their credit facilities and any other information requested by the Superintendency of Banks. In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.

On February 22, 2008, the Panamanian cabinet voted to adopt Decree-Law No. 2 (the “New Banking Law”), which is a revision and restatement of the Banking Law. This new legislation will take effect on August 25, 2008. The New Banking Law regulates banks and the entire “banking group” to which each bank belongs. Banking groups are defined as the holding company and all direct and indirect subsidiaries of the holding company, including the bank in question. Banking groups must comply with audit standards and various limitations set forth in the New Banking Law, in addition to all compliance required of the bank in question.

Under the New Banking Law, a bank’s capital composition will include tertiary capital in addition to primary and secondary capital, and the sum of secondary and tertiary capital cannot exceed primary capital. Tertiary capital will be made up of short-term subordinated debt incurred for the management of market risk. Capital adequacy standards will require primary capital equal to no less than 4% of the bank’s assets and off-balance sheet operations that represent a contingency to the bank, as well as the previous requirement of maintaining a minimum capital of 8% of its total risk-weighted assets. Additionally, the Superintendency of Banks may take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy standards.

The New Banking Law will limit loans, guarantees and other similar obligations granted to “related parties” by the bank as well as by the ultimate parent of the banking group. The new definition of related parties also includes parties related to the ultimate parent of the banking group.

The supervisory powers of the Superintendency of Banks will extend to the bank and the banking group, and any inspection carried out by the Superintendency of Banks may involve an inspection of the banking group. As a result, the bank, as well as the banking group, must make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations.

The Bank has not been significantly impacted by the incorporation of these changes regarding the New Banking Law.

Panamanian Anti-Money Laundering laws and regulations. In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc. (“Bladex Holdings”), that is not engaged in activities other than owning one wholly owned subsidiary incorporated under the laws of the State of Delaware: Bladex Asset Management, Inc. incorporated on May 24, 2006. In february 2007, another wholly-owned subsidiary Clavex, LLC,which was incorporated on June 15, 2006, was dissolved. On October 30, 2006, the Bank established an International Administrative Office in Miami, Florida (the “Florida International Administrative Office”).

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. At December 31, 2007, the New York Agency maintained a pledge of $5.5 million, complying with the minimum required amount.

In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis. No special requirement has been prescribed for the New York Agency.

The New York Banking Law generally limits the amount of loans to any one person to 15 percent of the capital, surplus fund and undivided profits of a bank. For foreign bank agencies, the lending limits are based on the capital of the foreign bank and not that of the agency.

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

Florida Law. The Florida International Administrative Office, established in October 2006, is licensed and supervised by the Florida Office of Financial Regulation under the Florida Financial Institutions Codes. The activities of the Florida International Administrative Office are subject to the restrictions described below as well as to Florida banking laws and regulations that are applicable generally to foreign banks that operate offices in Florida. The Florida International Administrative Office is also subject to regulation by the Federal Reserve Board under the International Banking Act of 1978 (the “IBA”).

Pursuant to Florida law, the Florida International Administrative Office is authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments. Under the provisions of the IBA and the regulations of the Federal Reserve Board, the Florida International Administrative Office is also permitted to function as a representative office of the Bank. In this capacity it may solicit new business for the Bank and conduct research. It may also act in a liaison capacity between the Bank and its customers.

Federal Law. In addition to being subject to New York and Florida state laws and regulations, the New York Agency and the Florida International Administrative Office are subject to federal regulations, primarily under the IBA, and are subject to examination and supervision by the Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself. Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the Federal Reserve Board similar to those imposed on domestic banks that are members of the Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”) has amended the IBA to enhance the authority of the Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA has expanded the Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the Federal Reserve Board to be a “financial holding company” (“FHC”). As of the date hereof, Bladex has not filed such a declaration with the Federal Reserve Board. At present, Bladex has one subsidiary in the United States, Bladex Holdings that is incorporated under Delaware law. That subsidiary is not engaged in any activity, other than owning one Delaware company, which is Bladex Asset Management, Inc.

In addition, pursuant to the Financial Services Regulatory Relief Act of 2006, the Securities and Exchange Commission (“SEC”) and the Federal Reserve Board finalized Regulation R. Regulation R defines the scope of exceptions provided for in the GLB Act for securities activities which banks may conduct without registering with the SEC as securities brokers or moving such activities to a broker-dealer affiliate. The “push out” rules exceptions contained in Regulation R enable banks, subject to certain conditions, to continue to conduct securities transactions for customers as part of the bank’s trust and fiduciary, custodial, and deposit “sweep” functions, and to refer customers to securities broker-dealer pursuant to a networking arrangement with the broker-dealer. The New York Agency is subject to Regulation R with respect to its securities activities.

USA PATRIOT Act of 2001. The USA PATRIOT Act of 2001 (the “PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significantly new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the PATRIOT Act’s requirements could have serious legal and reputational consequences for an institution. Both the New York Agency and the Florida International Administrative Office are “financial institutions” within the meaning of the PATRIOT Act. The New York Agency has adopted comprehensive policies and procedures to address the requirements of the PATRIOT Act.

Cayman Islands Law

Bladex Offshore Feeder Fund and Bladex Capital Growth Fund are exempted companies incorporated in the Cayman Islands with limited liability, incorporated on February 21, 2006 under the Companies Law of the Cayman Islands. The registered office of these companies is at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

The Companies Law (2007 Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Section 193 of the Companies Law requires that Bladex Offshore Feeder Fund and Bladex Capital Growth Fund shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands. This does not prevent Bladex Offshore Feeder Fund and Bladex Capital Growth Fund from effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

The Proceeds of Criminal Conduct Law (2007 Revision) and the Terrorism Law, 2003 of the Cayman Islands impose reporting obligations on residents of the Cayman Islands who know or suspect the involvement of another person in money laundering or terrorist activities.

C. Organizational Structure

For information regarding the Bank’s organizational structure see Item 18, “Financial Statements”, note 1.

D. Property, Plant and Equipment

The Bank owns its main branch, with space of 6,161 square meters, located at Calle 50 and Aquilino de la Guardia in Panama City. The Bank leases 11.2 square meters of computer equipment hosting located at Gavilan Street Balboa in Panama City and 21.2 square meters of office space and Internet access to be used in case of a contingency, located at 75E Street San Francisco in Panama City. In addition, the Bank leases office space for its representative offices in Mexico and Buenos Aires, Bladex Representação Ltda. in Brazil, its New York Agency, Bladex Asset Management in New York, and its International Administrative Office in Miami. See Item 18, “Financial Statements”, notes 2 (m) and 17.

 Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, trading gains, and net gains on sale of securities available-for-sale. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, and through loan origination and sales.

A. Operating Results

The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated.

	At and For the Year Ended December 31,
	2005	2006	2007
	(in $ thousand, except per share amounts and percentages)
Total interest income	$116,823	$203,350	$264,869
Total interest expense	71,570	144,513	194,299
Net interest income	45,253	58,837	70,570
Reversal (provision) for loan losses	54,155	(11,846)	(11,994)
Net interest income after reversal of (provision for) loan losses	99,408	46,991	58,576
Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	(15,781)	24,891	13,468
Fees and commissions, net	5,824	6,285	5,555
Activities of hedging derivatives instruments	2,338	(225)	(989)
Recoveries of assets, net of impairments	10,206	5,551	(500)
Trading gains	0	879	23,866
Net gain on sale of securities available for sale	206	2,568	9,119
Gain (loss) on foreign currency exchange	3	(253)	115
Other income (expense), net	5	144	(6)
Net other income	2,801	39,840	50,628
Total operating expenses	(24,691)	(28,929)	(37,027)
Income before cumulative effect of changes in accounting principles	$77,518	$57,902	$72,177
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	2,733	0	0
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	(150)	0	0
Net income	$80,101	$57,902	$72,177
Basic earnings per share	$2.01	$1.56	$1.99
Diluted earnings per share	$1.99	$1.54	1.98
Return on average assets	3.0%	1.7%	1.7%
Return on average stockholders’ equity	12.9%	10.0%	11.9%

Net Income

For 2007, net income was $72 million, compared with $58 million for 2006, a $14 million, or 25%, increase, mainly attributable to a $12 million, or 20%, increase in net interest income (mostly from the Commercial Division), $23 million in higher trading gains from the Asset Management Division, and a $7 million increase from gain on sale of securities available-for-sale from the Treasury Division. These increases were partly offset mainly by an $8 million increase in operating expenses.

The Commercial Division’s net income, which includes net interest income from loans, fees and commissions and other income derived from financial services and off-balance sheet credits (such as letters of credit, guarantees and credit commitments), allocated operating expenses and reversals (provisions) for credit losses, amounted to $43 million in 2007, compared to $47 million in 2006. The $4 million decrease was mainly driven by lower reversals for credit losses which amounted to $1 million in 2007 compared to $13 million in 2006. This decrease was partly offset mainly by net interest income growth, due to higher average balances of the loan portfolio and higher weighted average lending spreads over cost of funds.

The Treasury Division’s net income, which includes net interest income on investment securities, gains and losses on the sale of securities, on activities of hedging derivative instruments and on foreign currency exchange transactions, allocated operating expenses and recoveries on assets, net of impairment, amounted to $10 million in 2007, compared to $11 million in 2006. The $1 million, or 7%, decrease is mainly attributable to recoveries on assets which amounted to $0 during 2007, compared to $6 million during 2006 (related to collections of Argentine securities which had been written-off and charged to earnings in prior years). This decrease was partly offset mainly by gains in the available-for-sale portfolio.

The Asset Management Division’s net income, which includes net interest income on trading securities, trading gains and allocated operating expenses, totaled $19 million for the year 2007, compared to $21 thousand in 2006. The increase is attributable principally to higher trading gains from asset management activities, which amounted to $24 million in 2007 compared to $0.9 million in 2006.

For 2006, net income was $58 million, compared to $80 million for 2005. The $22 million reduction in net income during 2006 mainly resulted from lower reversals of credit provisions and recoveries on assets, net of impairments, which, for 2006, amounted to $19 million, compared to $51 million in 2005. This reduction was partly offset mainly by higher net interest income derived from the Commercial Division’s loan portfolio growth and diversification.

For further information on net income by business segment, see Item 18, “Financial Statements”, note 22.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (the net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	(in $ million, except percentages)
Net interest income
Commercial Division
Accruing portfolio	$33.2	$49.0	$64.1
Non-accruing portfolio	6.2	2.0	0.0
Commercial Division	$39.4	$50.9	$64.1
Treasury Division	5.9	6.9	6.2
Asset Management Division	0.0	1.0	0.2
Consolidated	$45.3	$58.8	$70.6
Net interest margin	1.70%	1.76%	1.71%
Net interest spread	0.67%	0.70%	0.80%

The $12 million, or 20%, increase in net interest income in 2007 compared to 2006 was the result of higher average balances in the loan portfolio (24%) and increased weighted average lending spreads over the cost of funds. The increase in loan portfolio average balances and lending spreads is attributable to the Bank’s strategy to improve client and geographic portfolio diversification, by increasing its exposure to the corporate client segment in several countries in the Region. The 5 basis point decrease in net interest margin during 2007 compared to 2006 was mainly due to higher leveraging of the balance sheet and by non-recurring interest income on non-accrual loans received on a cash basis during 2006, both of which offset higher lending spreads during 2007.

The $14 million increase in net interest income and the 6 basis point increase in net interest margin in 2006 compared to 2005 were mainly due to an increase in the average accruing loan and investment portfolio, increasing interest rates on the Bank’s available capital, wider lending spreads reflecting changes in the Bank’s portfolio mix, and a lower cost of funds. These factors were partially offset by the lower interest collections on the Bank’s non-accruing portfolio over 2006, compared to 2005.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. All impaired loans are on a non-accruing basis, and interest on these loans is accounted for on a cash basis. Average balances have been computed on the basis of consolidated daily average balance sheets.

	Year ended December 31,
	2005			2006			2007
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-bearing deposits with banks	$158	$5	3.19%	$180	$9	4.90%	$327	$17	5.12%
Loans, net	2,211	93	4.15	2,697	163	5.96	3,366	222	6.49
Impaired loans	106	9	8.10	18	3	14.77	0	0	n.a.
Trading assets	0	0	n.a.	50	6	11.46	84	5	6.27
Investment securities	181	10	5.43	390	23	5.76	345	21	5.99
Total interest-earning assets	$2,656	$117	4.34%	$3,336	$203	6.01%	$4,122	$265	6.34%
Non-interest-earning assets	$81			$90			$90
Allowance for loan losses	(79)			(44)			(62)
Other assets	9			21			59
Total Assets	$2,667			$3,403			$4,209
Interest-Bearing Liabilities
Deposits	$869	$30	3.36%	1,106	$57	5.05%	$1,321	$70	5.26%
Trading liabilities	0	0	n.a.	35	5	13.17	59	4	6.98
Securities sold under repurchase agreements	40	1	2.92	306	16	5.29	253	14	5.30
Short-term borrowings	565	19	3.36	738	39	5.16	1,019	57	5.49
Borrowings and long-term debts	451	22	4.72	500	28	5.57	809	49	6.02
Total interest-bearing liabilities	$1,925	$72	3.67%	$2,684	$145	5.31%	$3,462	$194	5.54%
Non-interest bearing liabilities and other liabilities	$118			$137			$141
Total Liabilities	$2,044			$2,821			$3,603
Stockholders’ equity	623			581			606
Total Liabilities, Redeemable Preferred Stock and Stockholders’ Equity	$2,667			$3,403			$4,209
Net Interest Spread			0.67%			0.70%			0.80%
Net Interest Income and Net Interest Margin		$45	1.70%		$59	1.76%		$71	1.71%

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2006 compared to 2005 and for 2007 compared to 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2006 vs. 2005			2007 vs. 2006
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$914	$2,939	$3,853	$7,461	$566	$8,027
Loans, net	24,916	45,141	70,058	42,262	16,278	58,540
Impaired loans	(10,180)	4,196	(5,984)	(1,360)	(1,360)	(2,721)
Trading assets	2,905	2,905	5,810	3,024	(3,518)	(495)
Investment securities	11,836	955	12,791	(2,677)	844	(1,832)
Total increase (decrease)	$30,391	$56,135	$86,527	$48,710	$12,810	$61,519
Increase (decrease) in interest expense
Deposits	10,090	16,961	27,051	11,275	2,557	13,832
Trading liabilities	2,320	2,320	4,640	2,505	(2,948)	(443)
Securities sold under repurchase agreements	11,065	4,167	15,232	(2,860)	11	(2,848)
Short-term borrowings	7,460	11,901	19,361	15,205	2,939	18,144
Borrowings and long term debt	2,540	4,120	6,660	18,147	2,954	21,101
Total increase (decrease)	$33,474	$39,469	$72,943	$44,273	$5,513	$49,786
Increase (decrease) in net interest income	$(3,082)	$16,666	$13,584	$4,437	$7,297	$11,734

As depicted in the table above, the main factor contributing to the $12 million increase in net interest income during 2007 compared to 2006 was the increase in rates, which resulted in a $7 million increase in net interest income, reflecting higher average lending spreads over the cost of funds for the Bank’s loan portfolio and higher average inter-bank market rates in the Bank’s assets and liabilities. The $4 million increase in net interest income derived from higher volumes during 2007 is mainly attributable to an increase in the average loan portfolio and higher average liquidity balances (interest-bearing deposits with banks), partly offset by an increase in the Bank’s funding through higher average liability deposits and borrowings.

For 2006, the $13 million increase in net interest income compared to 2005 was mainly attributable to higher inter-bank market rates in the Bank’s assets and liabilities, partly offset by a reduction in the average balance of the Bank’s impaired portfolio.

Reversal (Provision) for Loan Losses

During 2007, as the Bank reduced its impaired portfolio to zero at December 31, 2006, there were no reversals of specific provisions for loan losses related to the impaired and restructured portfolio. These impaired portfolio reversals totaled $11 million in 2006 and $61 million in 2005.

The Bank’s $12 million provision for loan losses during 2007 was mainly due to the net effect of:
    • an $18 million generic provision charge, due to increased loan exposure; and
• a $6 million recovery on previously charged-off loans.

The Bank’s $12 million provision for loan losses during 2006 was mainly due to the net effect of:
    • a $23 million generic provision charge, due to increased loan exposure;
•	a $10 million reversal related to the collection of Argentine restructured loans during the year; and
• a $1 million reversal related to the collection of a Brazilian restructured loan during the year.

The Bank’s $54 million reversal of provision for loan losses during 2005 was mainly due to the net effect of:
•	a $48 million reversal related to the decrease in Argentine restructured loans, reflecting loan sales, payments and prepayments during the year;
•	a $13 million reversal related to the decrease in Brazilian restructured loans, reflecting payments and prepayments during the year;
• a $3 million recovery on previously charged-off loans;
• a $16 million generic provision charge, due to increased loan exposure; and
• a $6 million reversal due to the change in the credit loss reserve methodology during 2005.

For detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses”.

Reversal (provision) for Losses on Off-Balance Sheet Credit Risk

The $13 million reversal of provision for losses on off-balance sheet credit risk in 2007 was mainly due to decreased letter of credit exposure in higher risk countries, as well as improved risk profiles in certain countries.

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

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmation, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
		(in $ thousand)
Letters of credit	$3,396	$4,121	$2,842
Guarantees	2,012	1,419	1,088
Loans	297	556	836
Other (1)	119	297	789
Fees and commissions, net	$5,824	$6,393	$5,555
(1) Net of commission expense.

The decrease of $838 thousand in net fees and commissions for 2007 compared to 2006 is attributable to lower letter of credit and guarantee activity during the first part of the year, partially offset by increased loan fees and other service activities.

The increase of $569 thousand in net fees and commissions for 2006 compared to 2005 reflects mainly a 12% increase in the average volume of letters of credit.

Activities of Hedging Derivative Instruments

During 2007 and 2006, the Bank recorded losses of $989 thousand and $225 thousand, respectively, related to hedging derivative instruments. During 2005, the Bank recorded income of $2 million mainly related to the unwinding of interest rate swaps associated with the sale of securities available-for-sale. The 2007 losses relate mainly to the fair value at their inception of interest rate swaps contracted for fair value hedge relationships that classify under the short-cut method. The difference in price at inception of these derivatives is attributable solely to differing prices within the bid-ask spread between the entry transaction and a hypothetical exit transaction. The Bank has the policy of recognizing this difference in prices in the results of operations at the inception of a hedge relationship. For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

Recoveries on Assets, Net of Impairments

For information, see Item 18, “Financial Statements”, notes 2(g) and 5.

Trading gains

During 2007, the Bank achieved $24 million in trading gains compared to $879 thousand in 2006.

Net Gain on Sale of Securities Available for Sale

From time to time, the Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

For the year 2007, the Bank’s net gains on the sale of securities available-for-sale were $9 million. This net gain relates to the sale of securities for a nominal amount of $509 million.

During 2006, the Bank’s net gain on the sale of securities available-for-sale was $3 million, compared to $0.2 million in 2005. The 2006 gain was related to the sale of securities available-for-sale for a nominal amount of $105 million.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	(in $ thousand)
Salaries and other employee expenses	$13,073	$16,826	$22,049
Depreciation and amortization	869	1,406	2,555
Professional services	3,281	2,671	3,562
Maintenance and repairs	1,172	1,000	1,188
Other operating expenses	6,295	7,026	7,673
Total Operating Expenses	$24,691	$28,929	$37,027

The $8 million, or 28%, increase in operating expenses for 2007 compared to 2006 was mainly due to:

•
a $5 million increase in salaries and other employee expenses mainly driven by a $3 million increase in performance-based variable compensation for the Bank's proprietary asset management team, and the remaining $2 million mainly related to higher senior management’s stock compensation plan, a one-time event accrual of employee vacation, and an increase in performance-based variable compensation provision for business lines other than proprietary asset management.

•	a $1 million increase in maintenance and depreciation expenses related to the Bank’s new technology platform;
•	a $1 million increase in professional services, mainly due to legal expenses related to the Bank’s business; and
•	a $1 million increase in expenses related to marketing and business travel.

The $4 million, or 17%, increase in operating expenses for 2006 compared to 2005 was mainly due to higher salary expenses associated with the development of the corporate segment and the implementation of new business initiatives, including proprietary asset management, leasing, and digital identity, as well as increased depreciation expenses related to the Bank’s new technology platform.

Changes in Financial Condition

The following table presents components on the Bank’s balance sheet at December 31 of each year:

	2005	2006	2007
	(in $ thousand)
Assets
Cash and due from banks	$687	$401	$596
Interest-bearing deposits in banks	229,200	331,764	476,983
Trading assets	0	130,076	52,597
Investment securities	208,570	471,351	468,360
Loans	2,610,019	2,980,772	3,731,838
Less:
Allowance for loan losses	(39,448)	(51,266)	(69,643)
Unearned income and deferred loan fees	(5,577)	(4,425)	(5,961)
Loans, net	2,564,994	2,925,081	3,656,234
Customers’ liabilities under acceptances	110,621	46,006	9,104
Premises and equipment, net	3,253	11,136	10,176
Accrued interest receivable	30,254	55,238	62,884
Derivative instruments-used for hedging - receivable	357	541	122
Other assets	11,295	6,743	53,476
Total Assets	$3,159,231	$3,978,337	$4,790,532
Liabilities and Stockholders’ Equity
Deposits	1,046,618	1,056,277	1,462,371
Trading liabilities	0	54,832	90,765
Securities sold under repurchase agreements	128,599	438,356	283,210
Short-term borrowings	632,100	1,157,248	1,221,500
Borrowings and long-term debt	533,860	558,860	1,010,316
Acceptances outstanding	110,621	46,006	9,104
Accrued interest payable	14,736	28,420	39,198
Derivative instruments used for hedging - payable	297	2,634	16,899
Reserve for losses on off-balance sheet credit risk	52,086	27,195	13,727
Redeemable preferred stock	5,149	0	0
Other liabilities	18,383	24,614	31,191
Total Liabilities	$2,542,449	$3,394,442	$4,178,281
Stockholders’ Equity
Common stock, no par value	279,979	279,980	279,980
Capital surplus	134,340	134,945	135,142
Capital reserves	95,210	95,210	95,210
Retained earnings	212,916	205,200	245,348
Accumulated other comprehensive income (loss)	619	3,328	(9,641)
Treasury stock	(106,282)	(134,768)	(133,788)
Total Stockholders’ Equity	$616,782	$583,895	$612,251
Total Liabilities and Stockholders’ Equity	$3,159,231	$3,978,337	$4,790,532

The $812 million increase in total assets during 2007 was mainly due to a $751 million increase in the loan portfolio, resulting from the continued execution of the Bank’s strategy of diversifying its portfolio concentration specifically by increasing its loans within the corporate segment. At December 31, 2007, the average maturity of the loan portfolio was 429 days, and 68% of the portfolio was scheduled to mature within one year. 60% of the portfolio was trade related and 40% constituted non-trade loans mainly extended to banks, sovereign or exporting corporations. The corporate segment (which includes state-owned exporting organizations and private corporations) represented 51% of the loan portfolio in 2007 compared to 48% in 2006 and, of this corporate segment, 66% and 74% was trade related in 2007 and 2006, respectively.

The increase in assets during 2007 was mainly financed by a $406 million increase in deposits from central and commercial banks of the Region, and by a $451 million increase in medium- and long-term borrowings and debt, including a bond issuance in Peruvian Nuevo Soles, interbank borrowings in Mexican Pesos, a five-year international loan syndication for an amount of $150 million, and a three-year borrowing for an additional $75 million, among other borrowings.

The $819 million increase in assets during 2006, compared to 2005, was mainly due to a $371 million increase in loans which reflects the Bank’s strategy to diversify its client base, involving principally an increase in its activity with corporations. The corporate portfolio increased $600 million and represented 45% of the total portfolio, as compared to one third of the portfolio in 2005. In addition, during 2006, the Bank increased its investment securities portfolio -which mainly consisted of debt securities available-for-sale and held-to-maturity with banks and sovereign borrowers-, and its trading assets, as the Bank initiated operations of its Asset Management Division, which acts as investment manager for the Fund engaged in the management of a multi-strategy portfolio of Latin American fixed income investment securities, foreign exchange and equity securities and derivatives.

The increase in assets during 2006 was mainly financed by a $525 million increase in short-term borrowings primarily from North American and European banks, and by a $310 million increase in securities sold under repurchase agreements related to the investment securities portfolio.

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

Impaired Assets and Contingencies

The Bank’s impaired assets consist of impaired loans and impaired securities. For more information on impaired loans, see Item 18, “Financial Statements”, notes 2 (i) and 6. For more information on impaired securities, see Item 18, “Financial Statements”, notes 2 (g) and 5.

Contingencies are identified as impaired and placed on non-accrual status when any payment of fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and its ultimate collection of principal or commission is doubtful. For more information on contingencies, see Item 18, “Financial Statements”, note 16.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at December 31 of each year:

	2003	2004	2005	2006	2007
	(in $ million, except percentages)
Impaired loans	$445	$256	$29	$0	$0
Allocation from the allowance for loan losses	191	82	11	0	0
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	19.6%	10.5%	1.1%	0.0%	0.0%
Impaired contingencies	$32	$32	$13	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	20	21	9	0	0
Impaired contingencies as a percentage of total contingencies	8.8%	10.5%	1.7%	0.0%	0.0%
Impaired securities (par value)	$10	$5	$0	$0	$0
Estimated fair value adjustments on options and impaired securities[1]	5	4	0	0	0
Estimated fair value of impaired securities	$5	$1	$0	$0	$0
Impaired securities as a percentage of total securities[2]	6.8%	0.5%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio[3]	17.0%	9.8%	1.2%	0.0%	0.0%
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

As of December 31, 2006 and 2007 the Bank did not have any impaired credits on its portfolio nor any credits with specific reserves.

Allowance for Credit Losses

The allowance for credit losses (which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk) covers the credit risk on loans and contingencies. The allowance for credit losses includes an asset-specific component and a formula-based component in line with Statement of Financial Accounting Standard (“SFAS”) No. 5 “Accounting for Contingencies” (“SFAS No. 5”). The asset-specific component relates to a provision for losses on credits considered impaired and measured on a case-by-case basis pursuant to SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”. For additional information regarding allowance for credit losses, see Item 18, “Financial Statements”, notes 2 (j) and 7.

During 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses. The new methodology is driven primarily by Bladex’s own historical default and loss experience, as well as an internal country risk classification, rather than relying exclusively on third-party data, as was formerly the case. This change in methodology was the result of the Bank’s decision to adopt best practices in the banking industry, and is in line with SFAS No.5, which calls for the use of internal historical performance data in estimating credit loss reserves. The Bank began compiling its eight-year historical database in 2004 and completed this effort during 2005.

The reserve balances for estimating generic allowances, for both on and off-balance sheet credit exposures are calculated applying the following formula:

Reserves = S(E x PD x LGD)

where:

a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review, segregated by country.

b)
Probabilities of Default (PD) = one-year probability of default applied to the portfolio in each country. Default rates are based on Bladex’s historical portfolio performance per rating category during a ten-year period, complemented by probabilities of default data from international credit rating agencies for high risk cases, in view of the greater robustness of credit rating agencies data for such cases.

c)
Loss Given Default (LGD) = a factor of 45% is utilized, based on best practices in the banking industry. This factor applies to all countries, except those classified as higher risk, in which case management applies historical loss experience on a case-by-case basis.

The effect of this new methodology for 2005 was a decrease in net income by $10 million, or $0.26 per share (resulting from a loan loss reserve provision reversal of $6 million, and an off-balance sheet reserve provision charge of $16 million). In addition, the adjustment to apply retroactively the new methodology (to December 31, 2004) increased net income for 2005 by $3 million (resulting from a loan loss reserve provision reversal of $6 million and an off-balance sheet reserve provision charge of $3 million). See Item 18, “Financial Statements”, notes 2 (j) and 7.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at December 31 of each year:
	2003	2004	2005	2006	2007
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$430	$224	$106	$39	$51
Provision (reversal)	(70)	(111)	(48)	12	12
Effect of change in methodology	0	0	(6)	0	0
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	(6)	0	0
Recoveries	2	6	3	0	6
Loans charged-off	(138)	(13)	(9)	0	0
Balance at the end of the year	$224	$106	$39	$51	$70
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$23	$34	$33	$52	$27
Provision (reversal)	11	(1)	(0)	(25)	(13)
Effect of change in methodology	0	0	16	0	0
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	3	0	0
Balance at end of the year	$34	$33	$52	$27	$14
Total allowance for credit losses	$258	$139	$92	$78	$83
Allowance for credit losses to total credit portfolio	9.1%	4.7%	2.5%	2.0%	1.8%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at December 31 of each year:

	2005		2006		2007
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Argentina	$21	23.0	$25	32.4	$32	38.4
Brazil	19	20.2	11	14.3	11	13.2
Colombia	1	0.5	2	2.2	2	2.7
Dominican Republic	1	1.3	3	3.3	0	0.3
Ecuador	46	50.4	30	38.3	17	20.2
Jamaica	0	0.3	2	3.1	4	5.0
Mexico	0	0.1	1	1.6	3	3.5
Nicaragua	0	0.1	0	0.6	1	1.7
Peru	3	3.0	1	0.8	2	2.9
Venezuela	0	0.3	0	0.1	7	8.3
Other[1]	1	0.9	3	3.4	3	3.7
Total Allowance for Credit Losses	$92	100.0	$79	100.0	$83	100.0
____________________
1 Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstanding did not exceed $1 million as of December 31, 2007.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower at December 31 of each year:

	2005	2006	2007
	(in $ million)
Private sector commercial banks	$20	$15	$22
State-owned commercial banks	18	5	2
Central banks	36	21	9
Sovereign debt	1	1	1
State-owned exporting organization	3	2	10
Private corporations	14	35	39
Total	$92	$79	$83

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country at December 31 of each year:

	2003	%	2004	%	2005	%	2006	%	2007	%
	(in $ million, except percentages)
Argentina	$137	99.4	$13	100.0	$5	53.7	$0	0.0	$0	0.0
Brazil	0	0.0	0	0.0	4	46.3	0	0.0	0	0.0
Paraguay	1	0.6	0	0.0	0	0.0	0	0.0	0	0.0
Total	$138	100.0	$13	100.0	$9	100.0	$0	0.0	$0	0.0

Reversals of Argentine Specific Provision for Credit Losses

At the end of 2001 and during 2002, the Bank classified as impaired most of its $1 billion Argentine credit exposure at the time, due to the country’s economic and financial crisis of 2001, which caused the Bank’s Argentine obligors to face payment difficulties. Accordingly, the Bank increased its allowance for credit losses during 2001 and 2002 by $77 million and $279 million, respectively, bringing the total credit reserves assigned to its Argentine portfolio to $380 million at December 31, 2002. From 2002 to 2005, the Bank negotiated the restructuring of its Argentine portfolio and sold at a discount most of the positions that the Bank estimated had the lowest probability of collection. At the close of 2005, the Bank had restructured, sold or charged-off all of its non-performing exposures.

As a result, the Bank was able to decrease its impaired Argentine loan portfolio to $23 million at December 31, 2005 and to zero at December 31, 2006, resulting in reversals of loan loss provisions related to the portfolio for $48 million and $10 million for 2005 and 2006, respectively. These reversals resulted from loan collections and sales that exceeded their respective net book values.

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the years indicated:

	For the year ended December 31,
	2005	2006	2007
	(in $ million)
Argentine reversals related to sale of loans	$2.9	$0.0	$0.0
Argentine reversals related to credit restructurings and collections, and changes in expected loss levels	45.1	10.2	0.0
Total Argentine Specific Reserves Reversals	$47.9	$10.2	$0.0
Brazil Specific Reserves Reversals (Provisions)	13.2	1.0	0.0
Total Specific Reserves Reversals	$61.1	$11.2	$0.0
Generic Reserves Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	$(15.5)	$(23.0)	(18.4)
Generic Reserves Reversals - due to change in credit loss reserve methodology	6.0	0.0	0.0
Total Generic Reserves Reversals (Provisions)	$(9.6)	$(23.0)	$(18.4)
Recoveries - Argentine credits	0.3	0.0	2.0
Recoveries - Other credits	2.3	0.0	4.4
Total Recoveries	$2.6	$0.0	$6.4
Total Reversals (Provisions) of Allowance for Loan Losses	$54.2	$(11.8)	$(12.0)

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with U.S. GAAP. As such, the Bank is required to use methods, make estimates, judgments and assumptions in applying its accounting policies that have a significant impact on the results it reports in its Consolidated Financial Statements. Some of the Bank’s accounting policies require management to make subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The Bank’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the estimates.

The Bank’s most critical accounting estimates include the assessment of allowance for credit losses, impairments on the value of securities that are “other than temporary” and the fair value of financial instruments. For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements”, note 2.

Allowance for Credit Losses

The classification of the Bank’s credit portfolio for allowances for credit losses under U.S. GAAP is determined through statistical modeling and estimates. Informed judgments must be made when identifying deteriorated loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s management considers its allowances for credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash to be received or other economic events. See Item 18, “Financial Statements”, note 2(j).

The estimates of the Bank’s portfolio’s inherent risks and overall recovery vary with changes in the economy, individual industries, and countries and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions. The methods and assumptions used by management in estimating the fair values of each type of financial instruments are described in Item 18, “FInancial Statements”, note 20.

Fair Value of Financial Instruments

In calculating the fair value of the Bank’s financial instruments, the Bank’s management uses market data available and its best judgment. However, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective year-ends. Fair value calculations are only provided for a limited portion of the Bank’s assets and liabilities. See Item 18, “Financial Statements”, note 20.

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results.

B. Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks, as well as highly rated marketable securities. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. At December 31, 2007, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $111 million, representing 8% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is met by the Bank’s liquid assets, which at December 31, 2007, were $418 million (representing 29% of total deposits), and by daily maturities of approximately $172 million to $205 million.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of inter-bank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major rating agencies, and are located outside of the Region. These banks must have a correspondent relationship with the Bank and be approved by the Board on an annual basis. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

The Bank performs daily review and controls on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk. Specific limits have been established to control cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, as well as to control concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day. The Bank has also established a minimum amount of liquidity to be maintained at the end of each day, as a percentage of total assets. As a precautionary measure, since the onset of the global liquidity crisis in August 2007, Bladex has consistently maintained a cash position substantially in excess of the minimum required.

In 2007, Bladex updated its Contingent Liquidity Plan, which provides for regular stress-testing of its liquidity position. The plan contemplates the regular monitoring of several quantified internal and external reference points (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus (“EMBI+”), cost of funds and market interest rates), which, in moments of high volatility, would trigger implementation of a series of precautionary measures to reinforce the Bank's liquidity position.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks broken down by principal geographic area, at December 31 of each year:

	At December 31,
	2005	2006	2007
	(in $ million)
Europe	$189	$224	$298
United States	1	49	39
Other O.E.C.D.	35	54	81
Total	$225	$327	$418

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. At December 31, 2007, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 217 days.

Medium term assets (maturing beyond one year) totaled $1.6 billion as of December 31, 2007. Of that amount, $448 million was comprised of liquid bonds held primarily in the Bank’s securities available-for-sale portfolio. The remaining $1.2 billion in medium-term assets represented commercial loans. These medium-term loans are funded by medium-term borrowings (49%) and the Bank’s equity (51%).

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating- and fixed-rate placements. While these sources are expected to continue to provide the majority of the funds needed by the Bank in the future, the exact composition of the Bank´s funding sources, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. The following table shows the Bank’s funding distribution at December 31 of each year:

	At December 31,
	2005	2006	2007
		(in percentages)
Inter-bank deposits	41.2%	31.1%	35.0%
Securities sold under repurchase agreements	5.1%	12.9%	6.8%
Borrowings and debts	45.9%	50.6%	53.4%
Other liabilities.	7.9%	5.4%	4.8%
Total liabilities	100.0%	100.0%	100.0%

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. At December 31, 2007, approximately 31% of the deposits held by the Bank were deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2007 and 2006 was 36 days and 44 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region. At December 31, 2007, deposits from the Bank´s five largest depositors, of which three were central banks in the Region, represented 43% of the Bank’s total deposits.

The following table shows the Bank’s deposits by country at December 31 of each year:

	2005	2006	2007
	(in $ million)
Argentina	$75	$91	$75
Barbados	10	5	28
Brazil	424	400	322
Cayman Island	0	27	33
Colombia	44	47	154
Costa Rica	2	7	10
Dominican Republic	22	27	21
Ecuador	182	99	70
El Salvador	32	27	26
Finland	0	10	10
Guatemala	0	1	0
Haiti	2	3	3
Honduras	10	14	27
Jamaica	2	2	2
Mexico	128	35	332
The Netherlands	17	18	21
Nicaragua	0	2	11
Panama	15	48	80
Peru	5	43	41
Trinidad and Tobago	11	10	20
United Kingdom	0	0	40
United States	0	19	20
Venezuela	65	121	117
Total	$1,047	$1,056	$1,462

Short-Term Borrowings and Securities Sold Under Repurchase Agreements

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 35 European and North American banks provide these short-term borrowings to the Bank.

As of December 31, 2007, short-term borrowings amounted to $1,222 million, an increase of $64 million from the amount as of December 31, 2006. The increase in short-term borrowings was due to funding, liquidity and asset/liability management needs.

The average term remaining to maturity of short-term borrowings at December 31, 2007 was approximately 104 days. See Item 18, “Financial Statements”, note 10.

The Bank also enters into repurchase agreements (“repos”) with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. As of December 31, 2007, repos amounted to $283 million, a decrease of $155 million from the amount as of December 31, 2006, reflecting an increase of borrowings as a funding strategy.

The following table presents information regarding the amounts outstanding, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	At and for the Year Ended December 31,
	2005	2006	2007
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks	$608	$1,147	$1,222
Discounted acceptances	24	10	0
Securities sold under repurchase agreements	129	438	283
Total short-term borrowings and securities sold under repurchase agreements	$761	$1,596	$1,505

Maximum amount outstanding at any month-end	$761	$1,634	$1,505
Amount outstanding at year-end	$761	$1,596	$1,505
Average amount outstanding	$601	$1,044	$1,272
Weighted average interest rate on average amount outstanding	3.39%	5.20%	5.45%
Weighted average interest rate on amount outstanding at year end	4.73%	5.51%	5.34%

Borrowings and Long-Term Debt

The interest rates on long-term borrowings are adjusted semi-annually based on short-term LIBOR rates plus a credit spread (which is based on several factors, including credit ratings, risk perception, and the remaining term to maturity). The Bank uses these funds to finance its medium-term and long-term loan portfolio. At December 31, 2007 the average term remaining to maturity of the Bank’s medium and long-term debt was two years.

The Bank’s EMTN Program has a maximum aggregate limit of $2.3 billion. Notes issued under the EMTN Program are placed in the Euro (Regulation S), or 144A markets and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various currencies. As of December 31, 2007, the total amount outstanding under the EMTN Program with medium-term maturities was $25 million.

During the third quarter of 2007, the Bank established a program for bond issuances in Peru. The program has a maximum aggregate limit of the equivalent of $300 million. Bonds issued under the program are denominated in Peruvian Nuevo Soles (PEN), may be issued in several series with different maturities and interest rate structures, will be offered exclusively to institutional investors domiciled in the Republic of Peru, and will rank pari-passu with other debt obligations of the Bank. The funds raised from the program will be used to finance the Bank’s credit portfolio and to cover its general long-term financial needs. The first placement of bonds under the program consisted of bonds with a maturity of seven years and a fixed rate of interest, and was subsequently swapped into U.S. dollars through a cross-currency swap. As of December 31, 2007, the total amount outstanding under the program was PEN 123,000,000 (equivalent to $41.0 million).

As part of its interest rate and currency risk management, the Bank may from time to time, enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs. See Item 18, “Financial Statements”, note 11, and Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

Cost and Maturity Profile of Borrowed Funds and Floating- and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating- and fixed-rate placements at December 31, 2007:

	Amount	Weighted Average Cost
	(in $ million)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$250	5.47%
Due in 31 to 90 days	403	5.45%
Due in 91 to 180 days	255	5.30%
Due in 181 to 365 days	298	5.01%
Total	$1,207	5.31%
Short-term borrowings at floating interest rate
Due in 0 to 30 days	$283	5.49%
Due in 181 to 365 days	15	5.17%
Total	$298	5.48%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$3	8.31	% [1]
Due in 31 to 90 days	5	8.31	% [1]
Due in 91 to 180 days	18	6.83	% [1]
Due in 181 to 365 days	78	5.74	% [1]
Due in 1 through 6 years	132	6.85	% [1]
Total	$236	6.53%
Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$25	5.08%
Due in 181 to 365 days	270	5.57%
Due in 1 through 6 years	414	5.41%
Total	$709	5.46%
Medium and long-term at fixed-rate placements
Due in 7 through 12 years	$41	6.50%
Total	$41	6.50%
Medium and long-term floating-rate placements
Due in 0 to 30 days	$10	6.19%
Due in 91 to 180 days	10	5.33%
Due in 1 through 6 years	5	5.65%
Total	$25	5.74%

1 Represent fixed-rate interest-bearing liabilities booked in local currency to fund fixed-rate interest-earning assets in the same local currency.

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturity mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch”, as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Substantially all of the Bank’s assets and liabilities are denominated in dollars and, therefore, the Bank has no material foreign exchange risk.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2007. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash and due from banks	$72	$72	$0	$0	$0	$0	$0
Interest-bearing deposits with banks	405	405	0	0	0	0	0
Investment securities
Trading assets	53	0	0	0	0	16	36
Securities available for sale	468	148	190	84	0	47	0
Loans, net	3,656	992	1,310	985	210	234	(76)
Total interest-earning assets	4,655	1,617	1,500	1,069	210	298	(39)
Non-interest earning assets	133	0	0	0	0	0	133
Other assets	2	0	0	0	0	0	2
Total assets	$4,791	$1,617	$1,500	$1,069	$210	$298	$97
Interest-bearing liabilities
Deposits
Demand	$111	$111	$0	$0	$0	$0	$0
Time	1,351	1,061	207	73	10	0	0
Trading liabilities	91	1	0	0	0	32	58
Securities sold under repurchase agreements	283	283	0	0	0	0	0
Short-term borrowings(1)	1,287	250	408	280	350	0	0
Borrowings and long-term debt(1)	945	376	232	101	20	216	0
Total interest-bearing liabilities	4,068	2,083	847	453	380	248	58
Non-interest-bearing liabilities	110	0	0	0	0	0	110
Total liabilities	4,178	2,083	847	453	380	248	168
Stockholders’ equity	612	0	0	0	0	0	612
Total liabilities and stockholders’ equity	4,791	2,083	847	453	380	248	780
Interest rate sensitivity gap		(466)	653	616	(170)	51	(684)
Cumulative interest rate sensitivity gap		(466)	187	803	633	684
Cumulative gap as a % of total interest-earning assets		-10%	4%	17%	14%	15%

(1) The sum of totals of Short-term borrowings and Borrowings and long-term debt are equal as the sum of these same accounts presented on Balance Sheet of financial statements.

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (i) changes in net interest income due to a potential impact given certain movements in interest rates, (ii) changes in the amount of available equity funds of the Bank (given a one basis point movement in interest rates) and (iii) changes in value-at-risk (“VaR”) of the Bank’s portfolio (based on statistical analysis of the historical volatility of the Bank’s portfolio). The Bank also has used interest rate swaps as part of its interest rate risk management. Interest rate swaps are made either in a single currency or cross-currency for a prescribed period to exchange a series of interest rate flows, which involve fixed- for floating-rate interest payments or vice versa.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated.

	At December 31,
	2005	2006	2007
	(in $ thousand)
Common stock	$279,978	$279,980	$279,980
Capital surplus	134,340	134,945	135,142
Capital reserves	95,210	95,210	95,210
Retained earnings	212,916	205,200	245,348
Accumulated other comprehensive income (loss)	619	3,328	(9,641)
Treasury stock	(106,282)	(134,768)	(133,788)
Total stockholders’ equity	$616,782	$583,895	$612,252

The $28 million increase in stockholders’ equity during 2007 was mainly due to the following factors:

•	Increased retained earnings due to the Bank’s net income of $72 million, partially offset by a total of $32 million in dividends paid to common stockholders; offset by
•
Decreased accumulated other comprehensive income related to derivative hedging instruments, due to the lowering of interest rates by the Federal Reserve Board during the credit crisis. This loss was not offset by the investment securities portfolio, which is covered by interest rate swaps, due to an increase in credit spreads as a result of the liquidity shortage in the market.

The net decrease in stockholders’ equity during 2006 was mainly due to the following factors:

•	Dividends paid to common stockholders of $66 million ($27 million paid in quarterly dividends and $38 million paid in special dividends); and
•	The repurchase of $29 million Class E shares pursuant to the Bank’s stock repurchase program.
•	These factors were offset by net income of $58 million and higher accumulated other comprehensive income related to the available-for-sale portfolio.

The Bank completed its $50 million stock repurchase program at December 31, 2006, which was commenced in August 2004. See Item 10, “Additional Information/Dividends” and Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Capital reserves are established by the Bank from retained earnings and are a form of retained earnings required by Panamanian banking regulations. Capital reserves are intended to strengthen the Bank’s capital position. Reductions of these reserves, for example to pay dividends, require approval of the Board of the Bank and Panamanian banking authorities. Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.

At December 31, 2007, the capital ratio of total stockholders’ equity to total assets was 12.8%. Although the Bank is not subject to the capital adequacy requirements of the United States Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), if the Federal Reserve Board’s fully phased-in risk-based capital guidelines applied to the Bank, the Bank's ratios would have exceeded all applicable capital adequacy requirements. At December 31, 2007, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 21% and 22%, respectively. The Banking Law (as defined under Item 4, “Information on the Company/Business Overview/Regulation”) in Panama, which became effective on June 12, 1998, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8% (each, as defined in the Banking Law). At December 31, 2007, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 14.12%. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law”.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The following are the most important trends, uncertainties and events that are reasonably likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•
The effect of changes in global economic conditions, including oil and other commodities prices, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region´s foreign trade growth, and hence on the Bank’s capacity to grow its trade financing business.

•	The effect that an economic slowdown or political events in large Latin American countries may have on the Bank’s asset quality, results of operations and growth prospects.
•
Continued improvement in risk perception in the Bank’s markets, increased competition and U.S. dollar liquidity which could affect spreads over the cost of funds on the Bank’s loan portfolio, and in turn, reduce the Bank’s net interest spreads.

•	A downturn in the capital markets or a downturn in investor confidence which could affect the Bank’s access to funding or increase its costs of funding.

In addition, see Item 3, “Key Information/Risk Factors” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations or financial condition.

E. Off-Balance Sheet Arrangements

In the ordinary course of business, in order to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet. At December 31, 2007, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk), credit default swaps and credit commitments (including unused commitments and other commitments). See Item 18, “Financial Statements”, note 16. These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation from them or itself become entitled to an asset. A reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting loss recorded in the income statement.

For 2007, fees and commission income from off-balance sheet arrangements amounted to $6 million. For additional information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Fees and Commissions, net”. In 2007, the Bank was committed to invest $1.5 million, ($1.9 million in 2006) in a private investment fund whose main objective is to generate capital appreciation in the long-term through the purchase of equity securities and convertible debt mainly from Mexican manufacturing corporations or foreign corporations looking to establish or expand their operations in Mexico.

No obligations have arisen from variable interest entities as defined in Financial Interpretation (“FIN”) 46R “Consolidation of Variable Interest Entities - Revised” (“FIN 46R”), including indemnification agreements with its executive officers and directors, and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances, including liabilities or related losses arising under the Securities Act and the Exchange Act.

F. Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2007.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in $ million)
Deposits	$1,462	$1,462	$0	$0	$0
Trading liabilities	91	91	0	0	0
Securities sold under repurchase agreement	283	283	0	0	0
Short-term borrowings	1,222	1,222	0	0	0
Borrowings and long-term debt [1]	1,010	357	352	260	41
Accrued Interest Payable	39	33	5	1	0
Service agreements	3	1	1	1	0
Leasehold obligations	4	1	1	1	1
Total contractual obligations	$4,114	$3,450	$359	$263	$42

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in $ million)
Letters of credit	97	97	0	0	0
Stand-by letters of credit	152	152	0	0	0
Guarantees	159	111	48	0	0
Credit default swaps	3	0	3	0	0
Other commercial commitments	129	67	61	0	2[2]
Total Commercial Commitments	$541	$427	$112	$0	$2
______________________

1 Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
2 This amount is without maturity.

Purchase Agreements

The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and are mainly related to the maintenance of a new technology platform and telecommunications services. The terms of these agreements are up to eight years and some of them can be re-negotiated for annual or semi-annual price adjustments after the fifth year. Under the terms of these agreements, the Bank has committed to contractually specified minimum payments over the contractual periods. See Item 18, “Financial Statements”, note 17.

Item 6. Directors, Executive Officers and Employees

A. Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Guillermo Güémez García Deputy Governor Banco de Mexico, Mexico	Mexico	Director	2011	1997	67
José Maria Rabelo Vice-President of International Wholesale Business Banco do Brasil, Brazil	Brazil	Director	2010	2007	52
Roberto Feletti Vice-President Banco de la Nación Argentina	Argentina	Director	2011	2008	49
CLASS E
Mario Covo Chief Executive Officer Finaccess International, Inc., U.S.A.	U.S.A	Director	2011	1999	50
Will C. Wood Principal Kentwood Associates, U.S.A.	U.S.A.	Director	2009	1999	68
Herminio Blanco Chief Executive Officer Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2010	2004	57
William D. Hayes President Wellstone Global Finance, LLC, U.S.A.	U.S.A.	Director	2010	2004	64
Maria da Graça França Brazil	Brazil	Director	2010	2004	59
ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board of Directors	2009	1990	59
Jaime Rivera Chief Executive Officer Bladex, Panama	Guatemala	Director	2009	2004	55

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee in Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C. V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994. Mr. Güémez served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products. He also was the founder and President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He has also served as a Board Member of the Institute of International Finance and Board Member and Chairman of the Executive Committee of the International Mexican Bank Ltd. Prior to that he was employed by Bank of America in Mexico as Assistant Representative.

José Maria Rabelo has served as Vice President of International and Wholesale Business of Banco do Brasil, since July 2005. He has been employed by Banco do Brasil in various capacities since 1996, holding the positions of Director of Foreign Trade from 2004 to 2005, General Manager of the Operational Assets Restructuring Unit from 2003 to 2004, Executive Superintendent of the Credit Unit from 1999 to 2000, Executive Superintendent of the Sao Paulo Business Unit from 1998 to 1999, Executive Manager of the Credit Function Unit in 1997, Executive Manager of the Distribution Unit from 1996 to 1997, and Superintendent of the Rio Grande do Norte State Unit in 1996. Mr. Rabelo was Commercial Director of Aliança do Brasil Insurance Company from 2000 to 2002.

Roberto Feletti has served as Vice President of Banco de la Nación Argentina, Argentina since 2006, President of Nación Fideicomisos since March 2008, Member of the Administrative Council of Economic and Finance Center Foundation for Argentina’s Development since April 2007, Technical Representative for the Third Meeting of the Strategic Commission of Reflection on South American Integration Process held in September and October 2006 and March 2007. He also served as Secretary of Infrastructure and Planning of Government of the City of Buenos Aires from 2003 to 2006. Mr. Feletti served as President of Banco de la Ciudad de Buenos Aires, Argentina from 2001 to 2003 and Director from 1998 to 2000. He also served as Director of Red Link from 2002 to 2003 and Chairman of the Board from 2001 to 2002. Mr. Feletti was Coordinator of Economic Studies Area of the Institute of Studies on State and Participation of State Workers’Association, Argentina from 1991 to 1997. Mr. Feletti was employed by Banco Central de la Republica Argentina from 1981 to 1991 in various capacities in the Supervising Equipments of Banking and Financial Institutions division. Mr. Feletti was a fiscal audit assistant for General Tax Administration, Argentina from 1980 to 1981 and a cost analyst for La Vascongada in Argentina from 1978 to 1979.

Mario Covo is a founding partner of Finaccess International, Inc. and has been Managing Partner of Helios Advisors in New York since 2000. He also is one of the founders of Columbus Advisors, where he worked from 1995 to 1999. Mr. Covo was previously at Merrill Lynch, where he was Head of Emerging Markets-Capital Markets from 1989 to 1995.  Prior to working at Merrill Lynch, he was employed by Bankers Trust Company  of  New York as Vice President in the Latin American Merchant Banking Group from 1985 to 1989, focusing on  corporate finance and debt-for-equity swaps.   Prior to that Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of the Dodge & Cox mutual funds. He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood also was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Herminio A. Blanco has served as Chief Executive Officer of Soluciones Estrategicas Consultoria, Mexico City, since 2002, business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, member of the International Advisory Committee of Mitsubishi Corporation and member of the Trilateral Commission since 2000. He was Secretary of Trade and Industry of Mexico, Chairman of the National Council for Deregulation of Mexico, Chairman of the Advisory Council for Trade Negotiations of Mexico, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000. Mr. Blanco was Under Secretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990. From 1990 to 1993, he was Mexico’s Chief Negotiator of NAFTA. Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William D. Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and Managing Director and charter member of the Board of Directors and the Investment Committee of WestLB-Tricon Forfaiting Fund Limited, Bermudas since 1999. He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.

Maria da Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also has been employed by Banco do Brasil in various other capacities since 1971, including Head of North America and General Manager of Banco do Brasil, New York branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as a director of the following Luksic group holding companies: Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985. In addition, he serves as President of the following Luksic group companies: Banchile Corredores de Bolsa, S.A. since 2007 and Inversiones Vita since 2000. Previously, Mr. Menéndez Duque served as a director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange. He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University and a Bachelor of Science degree from Northrop University.

Executive Officers

The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	55
Rubens V. Amaral Jr.	Executive Vice President - Chief Commercial Officer	Brazil	49
Gregory D. Testerman	Executive Vice President - Senior Managing Director, Treasury & Capital Markets	U.S.A.	45
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	55
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	48
Bismark E. Rodriguez	Senior Vice President, Controller	Venezuela	40
Jaime Celorio	Senior Vice President, Chief Financial Officer	Mexico	36
Ana Maria de Arias	Senior Vice President, Human Resources and Administration	Panama	44
Manuel Mejía-Aoun	Head of Asset Management Division (Bladex Asset Management)	Panama	49

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange. He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University and a Bachelor of Science degree from Northrop University.

Rubens V. Amaral Jr. became Executive Vice President, Chief Commercial Officer of the Bank in March 2004. He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division - Head Office from 1989 to 1993. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President - Senior Managing Director, Treasury and Capital Markets of the Bank since 2007. Mr. Testerman previously served as Senior Vice President, Treasury of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986 and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno became Executive Vice President, Chief Operating Officer in July 2007 after the replacement of Mr. Ernesto Bruggia. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for Price Waterhouse, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA as Chief of the Organization and Systems Office, Colombia from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002. He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995, he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer. From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Bismark E. Rodríguez became the Bank’s Controller on July 2007 after being appointed by the Bank in replacement of Mr. Miguel Moreno. Previously Mr. Rodriguez served as the Bank’s Vice President of the Internal Audit Department since 2004. Mr. Rodriguez also served as Senior Manager at PricewaterhouseCoopers in various capacities and countries from 1991 to 2003. Mr. Rodriguez is a Certified Internal Auditor (CIA), a Certified Financial Services Auditor (CFSA), and a Certified Control Self-Assessment Specialist (CCSA), which are all designations granted by The Institute of Internal Auditors (IIA).

Jaime Celorio was appointed Senior Vice President, Chief Financial Officer of the Bank, after the retirement of Mr. Carlos Yap in February 2008. Mr. Celorio previously served as Chief Financial Officer and Chief Administrative Officer for Merrill Lynch México, S.A. de C.V., Casa de Bolsa, Mexico from 2002 to 2007. Mr. Celorio served as Controller Associate of Emerging Markets in New York from 1998 to 2001, and served as a Controller Associate in Mexico from 1995 to 1998, both for the Goldman Sachs Group. Mr. Celorio also served in various capacities in PricewaterhouseCoopers, Mexico, from 1991 to 1994, as a Senior Auditor in the Audit Division, and as Supervisor in Financial Advisory Services.

Ana Maria de Arias has served as Senior Vice President of Human Resources and Administration since July 2007. Ms. Arias previously served as Senior Vice President of Human Resources and Corporate Operations of the Bank from 2004 to 2007. Prior to her employment with the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama from 2000 to 2004 and as Assistant Vice President of Human Resources from 1999 to 2000. She served in various capacities with the Panama Canal Commission, Panama from 1990 to 1999.

Manuel Mejía-Aoun, has served as Head of Asset Management Division (Bladex Asset Management) since November 2005. Mr. Mejía-Aoun has over 19 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America. Prior to that, he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank. In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

B. Compensation

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,587,413. During the fiscal year ended December 31, 2007, the Bank accrued, and in February 12, 2008 paid performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,585,000. At December 31, 2007, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $651,389.

In addition, the aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the executive and non-executive employees of Bladex Asset Management, as a group for services in all capacities was $730,579. During the fiscal year ended December 31, 2007, the Bank accrued, and on February 12, 2008 paid performance-based bonuses to this group of executives in the aggregate amount of $3,225,000.

The aggregate number of stock options awarded during the year ended December 31, 2007 to executive officers and other non-executive employees of the Bank as a group under the Bank’s 2006 Stock Option Plan was 188,634, representing a total compensation cost of $889,956, of which $281,022 was charged against income in 2007, and $635,223 will be charged to income over a period of 3.12 years. The options granted have a vesting period of four years and are based on the level of achievement by the Bank’s executive officers measured against established corporate financial performance goals. The 2006 Stock Option Plan was discontinued by the Board on February of 2008. Options granted under this plan have an exercise price of $16.34 and will expire on February 13, 2014.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates until March 2007, when the Bank transferred all contributions to a trust administered by an independent third party. During the year 2007, the Bank charged to salaries expense $175,466 with respect to this plan. As of December 31, 2007, the accumulated liability payable under this contribution plan amounted to $381,760.

2007 Chief Executive Officer Compensation

The 2007 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $286,000, a performance-based stock option grant with a value of $250,000, a retirement plan that included a contribution from the Bank of $21,310 during 2007, and other benefits amounting to $8,570. During the fiscal year ended December 31, 2007, the Bank accrued, and in February 2008 paid a performance-based bonus to the Bank’s Chief Executive Officer in the aggregate amount of $350,000. At December 31, 2007, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for the Chief Executive Officer was approximately $249,623. In addition, the Chief Executive Officer has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

In July 2007, the Board adopted a new compensation policy for non-employee directors. Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000. This annual retainer covers seven Board and/or shareholders meetings. When the Board has met more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or stockholders meeting. The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, stockholders or Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the directors of the Bank as a group for their services as directors was $738,000.

In July 2007, the Board amended the Bank’s restricted stock plan (the “Board Restricted Stock Plan”). Under the amended terms of the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of Class E common stock equal to the number that results from dividing $50,000 ($75,000 in the case of the Chairman of the Board) by the market price of a Class E share on the date the award is made.

The aggregate number of shares of restricted stock awarded during the year ended December 31, 2007 to non-employee directors of the Bank as a group under the Board Restricted Stock Plan was 22,240 Class E shares and the compensation expense charged against income in 2007 relating to such issuances was $42,929 and $431,895 will be charged to income over a period of 4.55 years.

In addition, the aggregate number of options awarded during the year ended December 31, 2007 to non-employee directors under the Bank’s 2006 Stock Option Plan was 20,131, representing a total compensation cost of $94,976, of which $20,947 was charged against income in 2007, and $74,029 will be charged to income over a period of 3.12 years.

For a detailed description of the Board Restricted Stock Plan and other discontinued stock based compensation plans, see Item 18, “Financial Statements”, note 14.

2008 Stock Incentive Plan

On February 12, 2008, the Board of Directors approved the 2008 Stock Incentive Plan (the “2008 Plan”). The 2008 Plan replaces the 2006 Stock Option Plan and the Board Restricted Stock Plan. The 2008 Plan covers non-executive directors, executive officers and other employees of the Bank and gives the Board greater flexibility to grant stock options, restricted stock units, restricted stock grants, dividend equivalent rights and stock appreciation rights, under terms and conditions to be determined from time to time by the Board and specified in the award agreements.

On February 12, 2008, the Bank awarded an aggregate number of 39,239 restricted stock units and 172,106 stock options to executive officers of the Bank. An additional aggregate number of 13,743 restricted stock units and 60,297 stock options were granted to other non-executive employees of the Bank on February 12, 2008. The stock options granted have an exercise price of $15.43 and will expire on February 12, 2015. The restricted stock units have a four-year cliff vesting period.

No grants have been made to directors of the Bank under the 2008 Plan to this date.

On April 14, 2008, the Board of Directors modified stock option grants made under the 2004 Indexed Option Plan, the 2006 Stock Option Plan, and the 2008 Stock Incentive Plan, converting part of the grants to restricted stock units.

Beneficial Ownership

As of December 31, 2007, the Bank’s executive officers and directors, as a group, owned an aggregate of 59,246 Class E shares, which was approximately 0.2% of all issued and outstanding Class E shares.

The following table sets forth information regarding the number of shares, stock options, deferred equity units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2007, as well as the restricted stock units and stock options granted in February 2008 under the 2008 Plan.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2007	Number of Shares that may be Acquired within 60 days of Dec. 31, 2007	Stock Options (1)	Deferred Equity Units (2)	Indexed Stock Options (3)	2008 Stock Plan Restricted Stock Units (4)	2008 Stock Plan Options (4)
Jaime Rivera Chief Executive Officer	1,400	0	52,989	770	155,709	9,721	42,636
Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	0	0	26,494	0	102,638	8,101	35,530
Gregory D. Testerman Executive Vice President Senior Managing Director, Treasury & Capital Markets	0	0	21,195	0	20,998	9,397	41,215
Miguel Moreno Executive Vice President, Chief Operating Officer	2,000	0	10,597	597	35,757	5,184	22,739
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	0	19,646	621	29,830	3,240	14,212
Bismark E. Rodriguez L. Senior Vice President Controller	0	0	0	0	0	1,296	5,684
Carlos Yap S. (5) Senior Vice President, Chief Financial Officer	0	0	21,163	545	26,574	0	0
Jaime Celorio Senior Vice President, Chief Financial Officer	0	0	0	0	0	437	1,918
Ana Maria de Arias Senior Vice President, Human Resources and Administration	590	0	10,597	0	21,176	1,863	8,172
Total (6)	3,990	0	162,681	2,533	392,682	39,239	172,106
______________________

(1)
Includes 137,768 stock options granted to executive officers on February 13, 2007 under the 2006 Stock Option Plan and 24,913 stock options granted under the Bank's 1995 and 1999 Stock Option Plans. In addition, an aggregate amount of 34,970 stock options were granted to other non-executive employees and 15,896 were granted to Mr. Ernesto Bruggia, who resigned as the Bank’s Chief Operations Officer in July 2007, under the 2006 Stock Option Plan. Vested options under the 1995 and 1999 Stock Option Plans and options expected to vest under the 2006 Stock Option Plan have no intrinsic value as of December 31, 2007 because the options’ exercise price was greater than the quoted market price of the Bank’s common stock at that date.

(2)
Deferred equity units granted under the Bank's Deferred Compensation Plan (the “DC Plan”). In addition, as of the date hereof, there are 1,894 outstanding units that were granted to former executive officers of the Bank under the DC Plan.

(3)
An aggregate amount of 23,549 stock options were granted to other non-executive employees and 37,992 stock options were granted to Mr. Ernesto Bruggia, under the Bank’s 2004 Indexed Stock Option Plan. Options expected to vest under this plan have no intrinsic value as of December 31, 2007 because the options’ strike price was greater than the quoted market price of the Bank’s common stock at that date.

(4)	In addition, an aggregate amount of 60,297 stock options and 13,743 restricted stock units were granted to other employees of the Bank (other than the named executive officers) on February 12, 2008.
(5)
Mr. Carlos Yap, who resigned as the Bank’s Chief Financial Officer on February 22, 2008, is eligible to exercise 15,163 stock options, granted under the Bank’s 1995 and 1999 Stock Option Plans, by May 22, 2008. 6,000 stock options granted to Mr. Yap under these same plans were forfeited on February 6, 2008. In addition, Mr. Yap is eligible to exercise 10,498 indexed stock options by June 1, 2008. 16,076 indexed stock options granted to Mr. Yap under this plan were forfeited on February 22, 2008.

(6)	The executive and non-executive employees of Bladex Asset Management, Inc. are not eligible to receive grants under the 2008 Plan.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options, and stock options, held as of December 31, 2007.

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2007 (1)	Number of Shares that may be Acquired within 60 days of Dec. 31, 2007	Stock Options	Restricted Shares (2)	Indexed Stock Options
Guillermo Güémez García (3)	0	0	0	0	0
Santiago Perdomo Maldonado (4)	5,191	0	2,119	5,191	5,960
José Maria Rabelo (5)	0	0	0	0	0
Will C. Wood	7,191	0	2,119	5,191	5,960
Mario Covo	5,191	0	2,119	5,191	5,960
Herminio Blanco	4,186	0	2,119	4,186	5,960
William Hayes	12,986	0	2,119	4,186	5,960
Maria da Graça França	2,341	0	0	2,341	0
Gonzalo Menéndez Duque	7,788	0	3,179	7,788	8,942
Total	44,874	0	13,774	34,074	38,742
______________________

(1)	Includes Class E shares held under the Board Restricted Stock Plan.
(2)
Under the Board Restricted Stock Plan, directors receiving restricted shares will have all the rights of stockholders of the Bank, except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary of the award date.

(3)
5,191 Class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico. In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

(4)	Mr. Santiago Perdomo served as a director until April 14, 2008.
(5)	2,341 Class E shares corresponding to Mr. Rabelo’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements”, note 14.

C. Board Practices

Corporate Governance

The Board has decided not to constitute a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and to verify compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the Listed Company Manual/Corporate Governance Rules of the New York Stock Exchange (the “NYSE”) on its website (www.bladex.com/InvestorsCenter/Corporate Governance). Additionally, the Bank’s website (under “Corporate Governance”) provides a summary of the significant differences between corporate governance practices commonly used by the Bank and other public companies in Panama and the NYSE Standards for U.S. domestic companies.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below. Relevant correspondence will be discussed at the next scheduled meeting of the Board, or as indicated by the urgency of the matter.

Attn: Board of Directors of Banco Latinoamericano de Exportaciones, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director & Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, Bladex has selected EthicsPoint, an on-line reporting system, to provide stockholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided in the Bank’s website (www.bladex.com/Investors Center/Corporate Governance) under “Corporate Governance - Private Filing of Reports”.

Information as to Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship, and ages of the Bank’s non-executive officers (“Dignatarios”), and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque [1] Director Banco de Chile, Chile	Chile	Chairman of the Board	59
Maria da Graça França	Brazil	Treasurer	59
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	47
______________________

1 Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2008 by the Board.

Committees of the Board of Directors

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended December 31, 2007, the Board held eleven meetings. Each director attended an average of 98% of the total number of Board meetings held during the fiscal year ended December 31, 2007. Each director also attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2007:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	10
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	12
Nomination and Compensation Committee	4	5
Business Committee[1]	5	0
______________________

1 Established in February of 2008.

The Bank has included the charters of its four committees established by the Board on its website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three independent directors. As of April 15, 2008 the current members of the Audit and Compliance Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque, Maria da Graça França and Roberto Feletti.

The Board has determined that all members of the Audit and Compliance Committee are independent directors, as defined under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks. In addition, at least one of the members of the committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act of 2002. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require. During the fiscal year ended December 31, 2007, the Audit and Compliance Committee met ten times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and such independent auditors. The Bank’s independent auditors are required to report directly to the Audit and Compliance Committee.

The Audit and Compliance Committee pre-approves all audit and non-audit services. The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance. The Audit and Compliance Committee’s Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

See Item 16A, “Audit and Compliance Committee Financial Expert” and Item 16C, “Principal Accountant Fees and Services”.

Credit Policy and Risk Assessment Committee (“CPER”)

The CPER is a standing committee of the Board. No member of the CPER can be an employee of the Bank. The Board has determined that all members of the CPER are independent. The current members of the CPER are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco, and José Maria Rabelo.

The CPER is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks. It also reviews the quality and profile of the Bank’s credit facilities, and the risk levels that the Bank is willing to assume. The CPER’s responsibilities also include, among others, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The CPER performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management team. The CPER meets at least four times per year. During the fiscal period ended December 31, 2007, the CPER held five meetings.

The Credit Policy and Risk Assessment Committee’s Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Hayes, and José Maria Rabelo.

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

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management team. The committee meets at least four times per year. During the fiscal year ended December 31, 2007, the committee held twelve meetings.

The Assets and Liabilities Committee’s Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent, under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, Section 303A of the rules of the NYSE, and Agreement No.04-2001 of the Superintendency of Banks. As of April 15, 2008, the current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Mario Covo, William Hayes, and Roberto Feletti.

The Nomination and Compensation Committee meets at least four times per year. During the fiscal year ended December 31, 2007, the committee held five meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members, and recommending nominees for the annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; and by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by stockholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by stockholders. For director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Stockholders can mail any such recommendations and an explanation of the qualifications of such candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee’s Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

Mr. Rivera is the only executive officer that serves as a member of the Board. None of the Bank’s executive officers serves as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Business Committee

The Business Committee is a standing committee of the Board that was established in February 2008. The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and José Maria Rabelo.

The Business Committee is primarily responsible for reviewing commercial and treasury business development and providing strategic guidance.

The Business Committee carries out its duties by supporting the business divisions in the achievement of their business objectives, following up on business strategies articulated by the Board of Directors, evaluating new business ideas and their profitability and focusing on continued improvement in business efficiency through adequate management of capital and resources. The committee will meet at least four times per year.

The Business Committee’s Charter, once approved in its final form by the Board, will be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance/Committees of the Board of Directors-Charters.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2007 amounted to $15,000. During the fiscal year ended December 31, 2007, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	73
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile	54
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	61
Enrique Cornejo	Secretary Ministry of Housing, Construction and Sanitation, Peru	Peru	51
Santiago Perdomo (1)	President Banco Colpatria - Red Multibanca Colpatria	Colombia	50

(1) As of April 15, 2008, Mr. Perdomo was included as part of the Advisory Council.

D. Employees

As of December 31, 2007, the total number of permanent employees was 188, which were geographically distributed as follows: Head Office in Panama: 157; New York Agency: 8; Bladex Asset Management: 3; Representative Office in Argentina: 3; Representative Office in Brazil: 10; Representative Office in Mexico: 4; and an International Administrative Office in Miami: 3.

E. Share Ownership

See Item 6, “Directors, Senior Management and Employees/Compensation/Beneficial Ownership”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2007, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 10% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock at December 31, 2007:

	At December 31, 2007
	Number of Shares	% of Class	% of Total
Class A
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348.00	16.5	2.9
Banco do Brasil[1] SBS Cuadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556.00	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador Ave. Amazonas entre Juan Pablo Sanz y Atahualpa Quito, Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.4%	11.4%
Total Shares of Class A Common Stock	6,342,189.16	100.0%	17.4%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,460.98	33.2	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,944.50	11.1	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jengu, Seoul, Korea	147,172.50	5.5	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	49.8%	3.6%
Total Shares of Class B Common Stock	2,660,846.63	100.0%	7.3%

Class E [2]	Number of Shares	% of Class	% of Total
Oppenheimer Funds Inc 6803 South Tucson Way Centennial, Colorado 80112-3924	3,588,615.00	13.1	9.9
Brandes Investment Partners, LP 11988 El Camino Real, Suite 500 San Diego, California 92130	3,403,361.00	12.4	9.4
Arnhold and S. Bleichroeder Advisers, LLC 1345 Avenue of the Americas New York, New York 10105-4300	2,480,070.00	9.1	6.8
Mondrian Investment Partners Ltd 5th Floor, 10 Gresham Street London, EC2V 7JD	1,862,300.00	6.8	5.1
Sub-total shares of Class E Common Stock	11,334,346.00	41.4%	31.2%
Total Shares of Class E Common Stock	27,367,113.00	100.0%	75.2%

Total Shares of Common Stock	36,370,148.79		100.0%

1 Does not include an aggregate of 2,341 Class E shares corresponding to Mr. José Maria Rabelo’s entitlement under the Board Restricted Stock Plan issued to his employer, Banco do Brasil.
2  Source: Schedule 13F filings with the SEC dated December 31, 2007.

All common shares have the same rights and privileges regardless of their class, except that:

•
The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Amended and Restated Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Amended and Restated Articles of Incorporation;

•	The Class E shares are freely transferable, while the Class A shares and Class B shares can only be transferred to qualified holders;
•	The Class B shares may be converted into Class E shares;
•	The holders of Class A shares and Class B shares benefit from pre-emptive rights, but the holders of Class E shares do not; and
•	All classes vote separately for their respective Directors.

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

At December 31, 2007, the Bank did not have any outstanding credit facility with related parties as defined by the Superintendency of Banks.

C. Interests of Experts and Counsel

Not required in this Annual Report.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

 The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock, and, from time to time has declared special dividends to its stockholders. Dividends are declared at the Board’s discretion.

The following table shows information about common dividends paid on the dates indicated.

Payment date	Record date	Dividend per share
January 18, 2007	January 8, 2007	$0.19
April 10, 2007	March 30, 2007	$0.22
July 6, 2007	June 26, 2007	$0.22
October 5, 2007	September 25, 2007	$0.22
January 17, 2008	January 7, 2008	$0.22
April 4, 2008	March 25, 2008	$0.22

On February 2007, the Board declared an increase in the quarterly dividend from $0.1875 per share to $0.22 per share.

The following table shows information about preferred dividends paid on the dates indicated.

Payment date	Record date	Dividend per share
May 17, 2004	April 30, 2004	$0.40
November 15, 2004	November 8, 2004	$1.90
May 16, 2005	April 29, 2005	$2.15
November 15, 2005	October 31, 2005	$2.18
May 15, 2006	April 28, 2006	$2.22

B. Significant Changes

Not applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated.

	Price per Class E Share (in $)
	High	Low
2003	19.95	4.01
2004	20.00	14.00
2005	25.50	15.34
2006	18.70	14.59
2007	23.17	15.52

2006:
First Quarter	18.70	15.65
Second Quarter	17.44	14.59
Third Quarter	16.90	15.38
Fourth Quarter	17.05	15.10
2007:
First Quarter	17.12	15.52
Second Quarter	21.60	16.50
Third Quarter	23.17	16.53
Fourth Quarter	21.29	15.81
2008:
First Quarter	16.53	13.33
2007:
December	18.76	15.81
2008:
March	16.53	14.33
February	16.34	13.44
March	15.94	13.33
April	19.46	15.50
May	19.14	16.39

B. Plan of Distribution

Not required in this Annual Report.

C. Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (on the NYSE), represent approximately 75% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2007. The Bank’s Class B shares are convertible into Class E shares on a one to one basis.

D. Selling Shareholders

Not required in this Annual Report.

E. Dilution

Not required in this Annual Report.

F. Expenses of the Issue

Not required in this Annual Report.

Item 10. Additional Information

A. Share Capital

Not required in this Annual Report.

B. Memorandum and Articles of Association

The Amended and Restated Articles of Incorporation, filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the SEC on February 24, 2003, and Item 10.B of the Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on June 23, 2005 are referred to and incorporated by reference into this Item 10.B.

C. Material Contracts

The Bank has not entered into any material contract outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. See Item 18, “Financial Statements”, note 17.

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

This summary does not address the consequences of the acquisition, ownership or disposition of Class A or Class B shares.

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

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See Item 10, “Additional Information/Taxation/United States Taxes-Taxation of Capital Gains”. The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

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

If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior year would be subject to tax at the highest rate in effect for that year; and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year. For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

Taxation of Distributions

Dividends whether cash or in kind, paid by the Bank in respect of its shares are also exempt from dividend tax or other withholding under the aforementioned special legislation. If such special legislation did not exist, Panama would impose a 10% withholding tax on dividends or distributions paid in respect of the Bank’s registered shares to the extent such dividends are paid from income derived by the Bank from Panamanian sources.

Taxation of Capital Gains

Inasmuch as the Bank’s Class E shares are listed on the NYSE, any capital gains realized by an individual or a corporation, regardless of its nationality or residency, on the sale or other disposition outside of Panama, would be exempted from capital gains taxes or any other taxes in Panama.

F. Dividends and Paying Agents

Not required in this Annual Report.

G. Statement by Experts

Not required in this Annual Report.

H. Documents on Display

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mr. Jaime Celorio, Chief Financial Officer, Bladex, as follows: (i) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (ii) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Celorio at 011-507-210-8563. Written requests may also be faxed to Mr. Celorio at 011-507-269-6333 or sent via e-mail to jcelorio@bladex.com. Information is also available on the Bank’s website at: www.bladex.com.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board constitute the Assets and Liabilities Committee, which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls the credit and market exposure of the Bank.

The Bank’s businesses are subject to market risk. The components of market risk are interest rate risk inherent in the Bank’s balance sheet, price risk in the Bank’s principal investment portfolio and market value risk in the Bank’s trading portfolios. For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources” and Item 18, “Financial Statements”, notes 2 (q)  and 18.

For information regarding derivative financial instruments see Item 18, “Financial Statements”, notes 2 (q) and 18. For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities”, and Item 18, “Financial Statements”, note 5.

The table below lists for each of the years 2008 to 2012 the notional amounts and weighted interest rates, as of December 31, 2007, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates: the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.

Expected maturity dates
	2008	2009	2010	2011	2012	There- after	Without Maturity	Total 2007	Fair Value 2007
	($ Equivalent in thousand)
NON-TRADING
ASSETS
Investment Securities
Fixed rate
US Dollars	15,000	24,000	40,000	33,296	30,000	245,700		387,996	437,038
Average fixed rate	4.38%	8.69%	7.63%	9.24%	9.79%	9.18%		8.86%
Variable rate
US Dollars	5,000		11,000		5,000	10,000		31,000	31,322
Average variable rate	5.82%		6.29%		5.72%	6.68%		6.25%
Loans
Fixed rate
US Dollars	1,661,392	1,949	34,245	21,886	20,806	1,966		1,742,244	1,708,544
Average fixed rate	6.05%	7.06%	7.42%	7.07%	6.29%	7.03%		6.09%
Mexican Peso	30,334	33,564	37,143	12,255				113,296	125,160
Average fixed rate	10.15%	10.17%	10.18%	9.32%				10.08%
Variable rate
US Dollars	813,945	362,788	195,486	200,230	205,084	75,347		1,852,880	1,819,231
Average variable rate	6.16%	6.44%	6.64%	6.31%	6.37%	6.97%		6.34%
Mexican Peso	18,322							18,322	16,984
Average variable rate	9.89%							9.89%
Euro	1,091	1,354	1,648	820	183			5,096	5,059
Average variable rate	4.89%	5.01%	4.91%	5.12%	5.58%			4.99%
LIABILITIES
Borrowings and Placements (1)
Fixed rate
US Dollars	1,267,300	35,000	30,203					1,332,503	1,333,315
Average fixed rate	5.31%	5.03%	4.52%					5.28%
Mexican Peso	32,783	32,783	32,782	11,227				109,575	122,157
Average fixed rate	8.31%	8.31%	8.31%	8.23%				8.30%
Peruvian Soles						41,048		41,048	40,442
Average fixed rate						6.50%		6.50%
Variable rate
US Dollars	594,710	103,000	184,190		150,000			1,031,900	1,032,209
Average variable rate	5.52%	5.41%	5.47%		5.32%			5.47%
DERIVATIVES INSTRUMENTS
Interest Rate Swaps
US Dollars variable to fixed		24,000	40,000	33,296	50,000	245,700		392,996	(14,415)
Average pay rate		8.69%	7.63%	9.24%	8.25%	9.18%		8.88%
Average receive rate		8.62%	7.58%	9.5%	8.64%	9.24%		8.98%
Cross Currency Swaps
Receive US Dollars	1,016	1,109	1,432	716	162			4,435	(622)
US Dollars fixed rate	6.43%	6.45%	6.45%	6.45%	6.47%			6.45%
Pay US Dollars						41,020		41,020	(857)
US Dollars fixed rate						5.35%		5.35%
Pay EUR	1,016	1,109	1,432	716	162			4,435
EUR fixed rate	5.46%	5.49%	5.48%	5.51%	5.58%			5.49%
Received Peruvian Soles						41,020		41,020
Peruvian Soles fixed rate						6.50%		6.50%

Expected maturity dates
2008	2009	2010	2011	2012	There- after	Without Maturity	Total 2007	Fair Value 2007
Forward Currency Exchange Agreements
Receive US Dollars/Pay Mexican Pesos	19,196	2,235	4,749	982				27,162	(885)
Average exchange rate	11.08	11.79	11.83	11.94				11.30
Pay US Dollars/Receive Mexican Pesos	853	27						880	2
Average exchange rate	11.03	11.23						11.04
TRADING
Trading Assets
Investments in securities
Debt securities:
Fixed rate
US Dollars						15,000		15,000	16,097
Average fixed rate						5.54%		5.54%
Equities:
US Dollars							36,315	36,315	36,315
Credit default swaps
US Dollars	10,000							10,000	20
Average fixed rate	0.8%							0.8%
US Dollars	(10,000)							(10,000)	10
Average fixed rate	1.4%							1.4%
Interest rate swaps
Brasilian Real fixed to floating					50,837			50,837	155
Average paying rate					12.8%			12.8%
Average receiving rate					11.1%			11.1%
Trading Liabilities
Securities sold short
Fixed rate
US Dollars						31,860		31,860	31,734
Average fixed rate						8.48%		8.48%
Equities:
US Dollars							57,863	57,863	57,863
Forward currency exchange agreements
Receive US Dollars/Pay Brazilian Reales	(171,173)							(171,173)	788
Average exchange rate	1.794							1.794
Pay US Dollars/Receive Brazilian Reales	171,173							171,173
Average exchange rate	1.793							1.793
Receive US Dollars/Pay Mexican Pesos	(20,000)							(20,000)	-
Average exchange rate	10.93							10.93
Pay US Dollars/Receive Mexican Pesos	20,000							20,000	-
Average exchange rate	10.93							10.93
Receive US Dollars/Pay Colombian Pesos	(89,849)							(89,849)	326
Average exchange rate	2,042							2,042
Pay US Dollars/Receive Colombian Pesos	89,849							89,849
Average exchange rate	2,034							2,034
Receive US Dollars/Pay Chilean Pesos	(10,000)							(10,000)	41
Average exchange rate	500							500
Pay US Dollars/Receive Chilean Pesos	10,000							10,000
Average exchange rate	500							500
Credit default swaps
US Dollars			3,000					3,000	13
Average fixed rate			0.50%					0.50%

(1) Borrowings and placements include securities sold under repurchase agreements, and short and long-term borrowings and debt.

Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may be impacted in varying degrees to changes in market interest rates. The maturity of certain types of assets and liabilities may fluctuate in advance of changes in market rates, while the maturity of other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from the maturities assumed in calculating the table above.

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements”, note 20.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets were funded in different currencies, forward foreign exchange or cross-currency swap contracts were used to fully hedge the risk resulting from this cross currency funding. During 2007, the Bank did not hold significant open foreign exchange positions, except for trading purposes. The Fund invests in securities denominated in foreign currency as well as in forward foreign currency exchange contracts, for trading purposes. At December 31, 2007, the Bank had an equivalent of $288 million of non-dollar financial liabilities, which matched funded asset transactions in the same currency.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

The Bank maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Such controls include those designed to ensure that information for disclosure is accumulated and communicated to the members of the Board and management, including the Chief Executive Officer (the “CEO”), as appropriate to allow timely decisions regarding required disclosure.

The CEO and the Chief Financial Officer (the "CFO"), with the participation of management, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2007. Based on such evaluation, the CEO and the CFO have concluded that, as of the end of such period, the Bank's disclosure controls and procedures are effective.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). With the participation and supervision of the Bank´s CEO and CFO, its management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007.

The assessment includes the documentation and understanding of the Bank’s internal control over financial reporting. Management evaluated the design effectiveness and tested the operational effectiveness of internal controls over financial reporting to form its conclusion.

Management’s evaluation was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Bank´s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Bank´s transactions and dispositions of its assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Bank´s receipts and expenditures are being made only in accordance with authorizations of the Bank´s management and the Board; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on its financial statements.

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

Based on the COSO criteria and the Bank´s management’s evaluation, the Bank’s management has concluded that its internal control over financial reporting was effective as of December 31, 2007.

c) Attestation Report of the Registered Public Accounting Firm

The Company's independent registered public accounting firm, Deloitte Inc, has issued an attestation report on the effectiveness of the Bank's internal control over financial reporting, which is included in Item 18, “Financial Statements”, for reference.

d) Changes in Internal Controls

There has been no change in the Bank´s internal control over financial reporting during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16. Reserved

Item 16A. Audit and Compliance Committee Financial Expert

The Bank’s Board of Directors has determined that at least one member of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act of 2002. The Audit and Compliance Committee’s financial expert is Mr. Gonzalo Menéndez Duque.

Item 16B. Code of Ethics

The Bank has adopted a code of ethics that applies to the Bank’s principal executive officers and principal financial and accounting officers. The Bank includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE's Listed Company Manual/Corporate Governance Rules. A current copy of this code of ethics is file as Exhibit 14.1 to this Form 20-F. Shareholders may request a hard copy of Bladex’s code of ethics, free of charge, from the following contact:

Mr. Jaime Celorio
Chief Financial Officer
Banco Latinoamericano de Exportaciones, S.A. (Bladex)
Tel.: (507) 210-8563
Fax: (507) 269-6333
e-mail: jcelorio@bladex.com

Item 16C. Principal Accountant Fees and Services

At the Bank’s Annual Shareholders’ Meeting held on April 18, 2007, in Panama City, Panama, stockholders appointed Deloitte Inc. as the Bank’s new independent auditors for the fiscal year ending December 31, 2007. The change was approved and recommended to stockholders by the Audit and Compliance Committee of the Bank’s Board of Directors. The recommendation was based on cost efficiency reasons.

Deloitte Inc. is a registered public accounting firm. In the year ended December 31, 2006, and prior to the appointment on April 18, 2007, the Bank did not engage Deloitte Inc. on any matters. The Bank has been advised by Deloitte Inc. that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.

The reports of Deloitte Inc., the Bank’s independent auditor from April 19, 2007 through December 31, 2007, on the Bank’s consolidated financial statements for the year ended December 31, 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

The reports of KPMG, the Bank’s independent auditor through April 18, 2007, on the Bank’s consolidated financial statements for the year ended December 31, 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In addition, there have been no reportable events, as defined in Item 304 (a) (1) (v) of Regulation S-K. The following table sets forth the aggregate fees billed for each of the fiscal years ended December 31, 2006 for professional services rendered by the Bank’s former independent auditors, KPMG, and for the professional services rendered by the Bank’s current independent auditors, Deloitte Inc.:

	Year 2006	Year 2007
	KPMG	Deloitte Inc.

Audit Fees	$471,693	$426,495
Tax Fees	37,500	0
All Other Fees	22,485	$39,509
Total	$531,678	$466,004

The following is a description of the type of services included within the categories listed above:

•
Audit fees include aggregate fees billed for professional services rendered by Deloitte Inc. in 2007 and KPMG in 2006, for the audit of the Bank’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. During 2007 and 2006, no audit-related fees (which relate to the assurance and services related to the performance of the audit or review of the Bank’s financial statements) were paid by the Bank.

•
Tax fees include aggregate fees billed for professional services rendered by Deloitte Inc. in 2007 and KPMG in 2006 for tax compliance, tax advice and tax planning. For the year 2007, the Bank hired PricewaterhouseCoopers to prepare and sign as a preparer the Bank’s U.S. Federal, New York State and New York City, and Florida, and corporate income/franchise tax returns, as well as calculate quarterly estimated tax payments and prepare required estimated tax payment forms.

•
All other fees include aggregate fees billed for products and services provided by Deloitte Inc. in 2007 and KPMG in 2006 to the Bank, other than the services reported in the three preceding paragraphs.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent auditors.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 5, 2004, the Bank established a $50 million three-year open market stock repurchase program under which it could, from time to time, repurchase its Class E shares of common stock on the open market at the then prevailing market price. Repurchases under the program were made in accordance with applicable law and subject to all required regulatory approvals. The repurchases were made using Bladex’s cash resources, and the program could have been suspended or discounted at any time without prior notice.

On July 17, 2006, the Bank completed the $50 million repurchase program with 3,042,618 shares repurchased. The following table shows information regarding shares repurchased by the Bank in the open market.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
September 2004 (9.10.04 – 9.22.04)	231,200	$16.41	231,200	2,814,811
October 2004 (10.5.04 – 10.20.04)	230,700	$16.18	230,700	2,625,136
March 2005 (03.17.05)	10,000	$21.93	10,000	1,926,724
May 2005 (05.13.05 – 05.26.05)	297,500	$17.08	297,500	2,175,838
August 2005 (08.11.05 – 08.31.05)	121,500	$17.06	121,500	2,057,247
September 2005 (09.1.05 – 09.30.05)	376,000	$17.09	376,000	1,677,895
November 2005 (11.18.05 – 11.18.05)	900	$17.07	900	1,678,808
February 2006 (02.23.06 – 02.23.06)	3,200	$17.80	3,200	1,606,478
March 2006 (03.7.06 – 03.31.06)	278,700	$17.10	278,700	1,393,462
April 2006 (04.3.06 – 04.13.06)	102,700	$17.28	102,700	1,276,706
May 2006 (05.11.06 – 05.31.06)	188,500	$16.63	188,500	1,137,953
June 2006 (06.1.06 – 06.30.06)	992,200	$15.70	992,200	213,097
July 2006 (07.3.06 – 07.17.06)	209,518	$15.97	209,518	0
Total	3,042,618	$16.43	3,042,618

PART III

Item 17. Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18. Financial Statements

Item 19. Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws*
Exhibit 4.1.	Mandate Letter*
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer
Exhibit 14.1.	Code of Ethics

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the SEC on February 24, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

June 19, 2008

Banco Latinoamericano
de Exportaciones, S. A.
and Subsidiaries

With Report of Independent Registered Public
Accounting Firm

Consolidated financial statements
Years ended December 31, 2007 and 2006

Deloitte-Panamá

Banco Latinoamericano de Exportaciones, S. A.
and subsidiaries

Independent Auditors’ Report and
Consolidated Financial Statements 2007 and 2006

Deloitte.

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Exportaciones, S.A.

We have audited the accompanying consolidated balance sheet of Banco Latinoamericano de Exportaciones, S.A. and subsidiaries (the "Bank") as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Exportaciones, S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February, 25, 2008, expressed an unqualified opinion on the Bank's internal control over financial reporting.

Auditoría . Impuestos . Consultoría . Asesoría Financiera.

A member firm of
Deloitte Touche Tohmatsu

Deloitte.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Panama.

(Signed by Deloitte)

February 25, 2008
Panama, Rep. of Panama

KPMG
Apartado Postal 816-1089
Panamá 5, República de Panamá

Teléfono: (507) 208-0700
Fax: (507) 263-9852
Internet: www.kpmg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.:

We have audited the accompanying consolidated balance sheet of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As further disclosed in Note 2 and 7 to the consolidated financial statements, the Bank changed its method of accounting for share-based compensation plans and its methodology for estimating generic allowances for credit losses in 2005.

KPMG

February 28, 2007
Panama, Republic of Panama

KPMG, una sociedad civil panameña, es miembro de
KPMG International, una cooperativa suiza.

Deloitte.

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Exportaciones, S.A. and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Exportaciones and subsidiaries (the "Bank") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on the Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Auditoría . Impuestos . Consultoría . Asesoría Financiera.

A member firm of
Deloitte Touche Tohmatsu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Bank and our report dated February 25, 2008 expressed an unqualified opinion on those financial statements.

(signed by Deloitte)

February 25, 2008
Panama Rep. of Panama

Banco Latinoamericano de Exportaciones, S. A.
and subsidiaries

Consolidated balance sheets
December 31, 2007 and 2006
(in US$ thousand, except per share amounts)

	Notes	2007	2006
Assets
Cash and due from banks	3,20	596	401
Interest-bearing deposits in banks (including pledged deposits of $59,308 in 2007 and $33,470 in 2006)	3,20	476,983	331,764
Trading assets	4,20	52,597	130,076
Securities available for sale	5,20	468,360	346,194
Securities held to maturity (market value of $125,118 in 2006)	5,20	-	125,157
Loans	6,20	3,731,838	2,980,772
Less:
Allowance for loan losses	7,20	69,643	51,266
Unearned income and deferred fees		5,961	4,425
Loans, net		3,656,234	2,925,081

Customers' liabilities under acceptances	20	9,104	46,006
Premises and equipment (net of accumulated depreciation and amortization of $9,704 in 2007 and $8,043 in 2006)		10,176	11,136
Accrued interest receivable	20	62,884	55,238
Derivative instruments used for hedging - receivable	18,20	122	541
Brokerage receivable	20	44,289	-
Other assets	8	9,187	6,743
Total assets		4,790,532	3,978,337

Liabilities and stockholders' equity

Deposits:	9,20
Noninterest-bearing - Demand		890	1,620
Interest-bearing - Demand		110,606	130,510
Time		1,350,875	924,147
Total deposits		1,462,371	1,056,277

Trading liabilities	4,20	90,765	54,832
Securities sold under repurchase agreements	5,20	283,210	438,356
Short-term borrowings	10,20	1,221,500	1,157,248
Borrowings and long-term debt	11,20	1,010,316	558,860
Acceptances outstanding	20	9,104	46,006
Accrued interest payable	20	39,198	28,420
Derivative instruments used for hedging - payable	18,20	16,899	2,634
Reserve for losses on off-balance sheet credit risk	7	13,727	27,195
Other liabilities	12	31,191	24,614
Total liabilities		4,178,281	3,394,442

Stockholders' equity:	13,14,15,19
Class "A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class "B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,660,847 in 2007 and 2,725,390 in 2006)		21,528	21,959
Class "E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 27,367,113 in 2007 and 27,261,495 in 2006)		214,045	213,614
Additional paid-in capital in excess of assigned value to common stock		135,142	134,945
Capital reserves		95,210	95,210
Retained earnings		245,348	205,200
Accumulated other comprehensive income (loss)	5,19	(9,641)	3,328
Treasury stock	13	(133,788)	(134,768)
Total stockholders' equity		612,251	583,895

Commitments and contingent liabilities	8,16,17,18,21

Total liabilities and stockholders' equity		4,790,532	3,978,337

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and subsidiaries

Consolidated statements of income
Years ended december 31, 2007, 2006 and 2005
(in US$ thousand, except per share amounts)

	Notes	2007	2006	2005
Interest income:
Deposits with banks		17,001	8,973	5,121
Trading assets		5,315	5,810	-
Investment securities:
Available for sale		19,595	16,780	7,755
Held to maturity		1,337	5,985	2,219
Loans		221,621	165,802	101,728
Total interest income		264,869	203,350	116,823
Interest expense:
Deposits		70,443	56,611	29,559
Trading liabilities		4,197	4,639	-
Short-term borrowings		70,244	55,000	20,408
Borrowings and long-term debt		49,415	28,263	21,603
Total interest expense		194,299	144,513	71,570
Net interest income		70,570	58,837	45,253

Reversal (provision) for loan losses	7	(11,994)	(11,846)	54,155
Net interest income, after reversal of provision for loan losses		58,576	46,991	99,408

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	7	13,468	24,891	(15,781)
Fees and commissions, net		5,555	6,393	5,824
Activities of hedging derivative instruments	18	(989)	(225)	2,338
Recoveries on assets, net of impairments	5,8	(500)	5,551	10,206
Trading gains		23,866	879	-
Net gain on sale of securities available for sale	5	9,119	2,568	206
Gain (loss) on foreign currency exchange		115	(253)	3
Other income (expense), net		(6)	36	5
Net other income		50,628	39,840	2,801

Operating expenses:
Salaries and other employee expenses		22,049	16,826	13,073
Depreciation and amortization of premises and equipment		2,555	1,406	869
Professional services		3,562	2,671	3,281
Maintenance and repairs		1,188	1,000	1,172
Other operating expenses		7,673	7,026	6,296
Total operating expenses		37,027	28,929	24,691

Income before cumulative effect of changes in accounting principles		72,177	57,902	77,518
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	7,15	-	-	2,733
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation plan	14,15	-	-	(150)
Net income		72,177	57,902	80,101

Basic earnings per share:	7,14,15
Income before cumulative effect of changes in accounting principles		1.99	1.56	2.01
Cumulative effect of changes in accounting principles		0.00	0.00	0.07
Net income per share		1.99	1.56	2.08

Diluted earnings per share:	7,14,15
Income before cumulative effect of changes in accounting principles		1.98	1.54	1.99
Cumulative effect of changes in accounting principles		0.00	0.00	0.07
Net income per share		1.98	1.54	2.06

Basic earnings per share		1.99	1.56	2.01

Diluted earnings per share		1.98	1.54	1.99

Average basic shares		36,349	37,065	38,550

Average diluted shares		36,414	37,572	38,860

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of changes in stockholders' equity
Years ended december 31, 2007, 2006 and 2005
(in US$ thousand)

					Accumulated
		Additional			other		Total
	Common	paid-in	Capital	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserves	earnings	income (loss)	stock	equity

Balances at January 1, 2005	279,978	133,786	95,210	233,701	6,082	(92,627)	656,130
Net income	-	-	-	80,101	-	-	80,101
Other comprehensive income	-	-	-	-	(5,463)	-	(5,463)
Compensation cost - indexed stock options plan	-	555	-	-	-	-	555
Issuance of restricted stocks	-	-	-	(57)	-	152	95
Exercised stock options pursuant to compensation plan	-	-	-	(4)	-	8	4
Repurchase of Class "E" common stock	-	-	-	-	-	(13,815)	(13,815)
Difference in fractional shares in conversion of common stocks	1	(1)	-	-	-	-	-
Dividends declared	-	-	-	(100,825)	-	-	(100,825)
Balances at December 31, 2005	279,979	134,340	95,210	212,916	619	(106,282)	616,782
Net income	-	-	-	57,902	-	-	57,902
Comprehensive income	-	-	-	-	2,709	-	2,709
Compensation cost - indexed stock options plan	-	606	-	-	-	-	606
Issuance of restricted stocks	-	-	-	(49)	-	144	95
Exercised stock options pursuant to
compensation plan	-	-	-	(14)	-	27	13
Repurchase of Class "E" common stock	-	-	-	-	-	(28,657)	(28,657)
Difference in fractional shares in conversion of common stocks	1	(1)	-	-	-	-	-
Dividends declared	-	-	-	(65,555)	-	-	(65,555)
Balances at December 31, 2006	279,980	134,945	95,210	205,200	3,328	(134,768)	583,895
Net income	-	-	-	72,177	-	-	72,177
Comprehensive income	-	-	-	-	(12,969)	-	(12,969)
Compensation cost - stock options plan	-	1,130	-	-	-	-	1,130
Issuance of restricted stocks	-	(644)	-	-	-	531	(113)
Exercised stock options pursuant to compensation plan	-	(289)	-	-	-	449	160
Dividends declared	-	-	-	(32,029)	-	-	(32,029)
Balances at December 31, 2007	279,980	135,142	95,210	245,348	(9,641)	(133,788)	612,251

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of comprehensive income
Years ended december 31, 2007, 2006 and 2005
(in US$ thousand)

	Notes	2007	2006	2005

Net income:

Income before cumulative effect of changes in accounting principles		72,177	57,902	77,518

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	7	-	-	2,733

Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	14,15	-	-	(150)
Net income		72,177	57,902	80,101

Other comprehensive income (loss):

Unrealized gains (losses) on securities available for sale:
Unrealized gains (losses) arising from the year	19	(1,912)	5,349	(5,257)
Less: Reclassification adjustments for gains included in net income	5,19	(9,119)	(2,568)	(206)
Net change in unrealized gains (losses) on securities available for sale		(11,031)	2,781	(5,463)

Unrealized losses on derivative financial instruments:
Unrealized losses arising from the year	19	(2,081)	(72)	-
Less: Reclassification adjustments for net losses included in net income	19	143	-	-

Net change in unrealized losses on derivative financial instruments		(1,938)	(72)	-

Other comprehensive income (loss)		(12,969)	2,709	(5,463)

Comprehensive income		59,208	60,611	74,638

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(in US$ thousand)

	2007	2006	2005
Cash flows from operating activities:
Income before cumulative effect of changes in accounting principles	72,177	57,902	77,518
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	-	-	2,733
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation plan	-	-	(150)
Net income	72,177	57,902	80,101
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Activities of hedging derivative instruments	1,258	312	(85)
Depreciation and amortization of premises and equipment	2,555	1,406	869
Provision (reversal) for loan losses	11,994	11,846	(54,155)
Provision (reversal) for losses on off-balance sheet credit risk	(13,468)	(24,891)	15,781
Impairment loss on assets	500	-	469
Net gain on sale of securities available for sale	(9,119)	(2,568)	(206)
Compensation cost - stock options plans	1,130	606	555
Issuance of restricted stock	(113)	95	95
Deferred compensation awards	-	13	3
Amortization of premiums and discounts on investments	6,268	4,748	2,343
Net decrease (increase) in operating assets:
Trading assets	77,479	(130,076)	-
Accrued interest receivable	(7,646)	(24,984)	(14,806)
Derivative financial instruments	-	-	25
Brokerage receivable	(44,289)	-	-
Other assets	(2,944)	4,552	(5,804)
Net increase (decrease) in operating liabilities:
Trading liabilities	35,933	54,832	-
Accrued interest payable	10,778	13,684	8,259
Other liabilities	4,261	2,108	(5,958)
Net cash provided by (used in) operating activities	146,754	(30,415)	27,486

Cash flows from investing activities:
Net increase in pledged interest bearing deposits	(25,838)	(28,470)	(800)
Net increase in loans	(864,971)	(384,433)	(179,315)
Proceeds from the sale of loans	121,824	12,500	-
Net acquisition of premises and equipment	(1,595)	(9,289)	(614)
Proceeds from the redemption of securities available for sale	19,074	20,000	26,000
Proceeds from the maturity of securities held to maturity	125,000	9,000	-
Proceeds from the sale of securities available for sale	578,697	129,731	276,524
Purchases of investment securities	(716,472)	(419,143)	(326,307)
Net cash used in investing activities	(764,281)	(670,104)	(204,512)

Cash flows from financing activities:
Net increase in due to depositors	406,094	9,659	182,458
Net (decrease) increase in short-term borrowings and securities sold under repurchase agreements	(90,894)	834,905	55,981
Proceeds from borrowings and long-term debt	613,126	133,680	309,962
Repayments of borrowings and long-term debt	(161,670)	(108,680)	(179,723)
Dividends paid	(29,713)	(63,364)	(100,825)
Redemption of redeemable preferred stock	-	(3,216)	(2,711)
Exercised stock options	160	-	-
Repurchase of common stock	-	(28,657)	(13,815)
Net cash provided by financing activities	737,103	774,327	251,327

Net increase (decrease) in cash and cash equivalents	119,576	73,808	74,301
Cash and cash equivalents at beginning of the year	298,695	224,887	150,586
Cash and cash equivalents at end of the year	418,271	298,695	224,887

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	183,521	130,829	63,298

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Exportaciones, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May, 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”), and is subject to its supervision and inspection. Bladex Head Office’s subsidiaries are the following:

Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Its wholly owned subsidiaries are:

•
Bladex Asset Management, Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).

•	Clavex LLC, incorporated on June 15, 2006, under the laws of the State of Delaware, USA, ceased operations in February 2007.

The Feeder is a wholly owned subsidiary, incorporated on February 21, 2006 under the laws of Cayman Islands, and in turn is the sole owner of the Fund, which was also incorporated under the laws of Cayman Islands on February 21, 2006. Both companies are investment funds that started operations in April 2006 and share the same investment objectives. The Feeder invests substantially all of its assets in the Fund. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, indexed funds, currencies, and trading derivative instruments.

Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

Clavex, S.A., is a wholly owned subsidiary, incorporated on May 18, 2006, under the laws of the Republic of Panama, to mainly provide specialized training.

Bladex Head Office has an agency in New York City, USA (the "New York Agency"), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”). The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, D.F., Mexico, and an international administrative office in Miami, Florida, USA.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

In addition, Banco Latinoamericano de Exportaciones Limited, a wholly owned subsidiary incorporated under the laws of the Cayman Islands ceased its banking operations on November 30, 2004 and was dissolved in 2005. All financial assets and liabilities were transferred to Bladex Head Office and recorded at their carrying amount on the date of the transfer.

2. Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish version to English version for users outside of the Republic of Panama.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office, its agencies and subsidiaries. All intercompany balances and transactions have been eliminated for consolidation purposes.

c)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment losses on assets, impairment of securities available for sale and held to maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

d)	Cash equivalents

Cash equivalents consist of due from banks and interest-bearing deposits in banks with original maturities of three months or less, except deposits pledged.

e)	Repurchase agreements

Repurchase agreements represent collateralized financing transactions used to increase liquidity and are carried at the amounts at which the securities will be subsequently reacquired including accrued interest, as specified in the respective agreements. The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. The market value of securities to be repurchased is permanently monitored, and additional collateral is provided where appropriate, to protect against credit exposure.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

f)	Trading assets and liabilities

Trading assets include mainly debt instruments and shares in indexed funds that have been bought and held principally for the purpose of selling them in the near term. Trading liabilities include debt instruments that the Bank has sold to other parties but does not own (“short” positions). The Bank is obliged to purchase securities at a future date to cover short positions. Included in trading assets and liabilities are the reported receivables (unrealized gains) and payables (unrealized losses) related to derivative instruments. These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements. Trading assets and liabilities are carried at fair value, which is determined based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as trading gains (losses).

Transactions traded not yet settled at the consolidated balance sheet date are recorded as brokerage receivables and payables.

g)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Securities available for sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. Unrealized gains and losses are reported as net increase or decreases to accumulated other comprehensive income (loss) in equity until they are realized.

Securities held to maturity

Securities classified as held to maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Interest on securities is recognized based on the interest method. Amortization of premiums and accretion of discounts are included in interest income as an adjustment to the yield. Realized gains and losses from the sales of securities which are included in realized gain (loss) from investment securities, are determined using the specific identification method.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

Impairment of investments is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered include the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Bank to retain the security in order to allow for an anticipated recovery in market value. If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets. Accrual of income is suspended on fixed maturities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

h)	Other Investments

Other investments, that mainly consist of unlisted stock, are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the market value of these investments, as these shares are not traded in a secondary market. Impairment of these investments is evaluated periodically and declines that are determined to be other than temporary are charged to earnings as impairment on assets.

i)	Loans

Loans are reported at their principal amounts outstanding net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the interest method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

Loans are identified as impaired and placed on a cash (non-accrual) basis when interest or principal is past due for 90 days or more, or before if the Bank's management determines that the ultimate collection of principal or interest is doubtful. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence. Any interest receivable is reversed and charged-off against earnings. Interest on non-accruing loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank management’s opinion the loan is fully collectible. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

A loan is classified as a troubled debt restructuring if a significant concession in amount, maturity or interest rate is granted to the borrower due to the deterioration in its financial condition. Marketable securities received in exchange for loan under debt restructurings are initially recorded at fair value, with any gain or loss recorded as recovery or charge to the allowance, and are subsequently accounted for as securities available for sale.

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

j)	Allowance for credit losses

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

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis. An allowance is established when the discounted cash flows (or collateral value of observable market price) of the credit is lower than the carrying value of that credit. The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources for higher risk cases, in view of the greater robustness of this external data for such cases. The loss given default is based on Bladex’s historical losses experience and best practices.

k)	Fair value of guarantees including indirect indebtedness of others

The Bank recognizes a liability for the fair value of obligations undertaken such as stand-by letters of credit and guarantees. Fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

l)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

m)	Premises and equipment

Premises and equipment, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization, except land, which is carried at cost. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for building is 40 years and for furniture and equipment is 3 to 5 years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs will be amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

n)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though their constitution is not required by the SBP, reductions of these capital reserves require the approval of the Bank’s Board of Directors and the SBP.

o)	Cash and stock-based compensation plan

In year 2005, the Bank chose to early adopt Statement of Financial Accounting Standards (“SFAS”) No.123(R), “Share-Based Payment”, which established the use of the fair-value-based method of accounting for stock-based compensation to key employees and directors. The Bank elected to use the “modified prospective application” for new and previously granted awards that are not fully vested on the effective date. Compensation cost is based on the fair value of the awards granted and is recognized over the requisite service period of the award. The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model. The Bank has the policy of re-issuing shares from treasury shares, when options are exercised.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

p)	Redeemable preferred stock

The Bank accounts for as liabilities all financial instruments that embody an obligation to the Bank. The accrual of interest payable is charged to interest expense.

q)	Derivative financial instruments and hedge accounting

The Bank makes use of derivative financial instruments for its management of interest rate and foreign exchange risks, which represent the majority of the Bank’s derivatives, as well as for trading purposes. The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swaps, forward foreign exchange contracts and credit default swaps, as part of the Fund’s trading activity, and those used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets and trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest flows from these trading instruments are included in trading gains (losses).

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

The Bank carries all derivatives in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedge item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged cash flows affect earnings. Ineffective portion is recognized in the income statement as activities of hedging derivative instruments. If the cash flow hedge relationship is terminated, related amounts in other comprehensive income are reclassified into earnings when hedged cash flows occur.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

r)	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using period-end spot foreign exchange rates. The effects of re-measuring assets and liabilities into the U.S. dollar as the functional currency are included in earnings.

s)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance to its Constitutive Law that granted special benefits, including the total exemption of income tax payment.
•	The Feeder and the Fund are not subject to income taxes in accordance to Laws of the Caiman Islands.
•	Clavex, S.A. is subject to income taxes in Panama on profits from local operations.
•	Bladex Representacao Ltd. is subject to income taxes in Brazil.
•
The New York Agency and Bladex’s subsidiaries incorporated in the USA are subject to USA federal and local taxation based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

t)	Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earning per share measures performance incorporating the effect that potential common shares, such as stock options outstanding during the same period, would have on earning per share. The computation is similar to the computation of earning per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the diluted potential common shares had been issued.

u)	Recently Issued Accounting Standards

SFAS No. 157: Fair Value Measurement

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and enhances disclosures about fair value measurements. This Standard applies when other accounting pronouncements require fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Bank does not anticipate any significant effect on its consolidated financial position, operations and cash flows with the adoption of SFAS No.157.

SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities.

SFAS No. 159 will allow the Bank to report at fair value many of its financial instruments and certain other items that are not currently required to be reported at fair value. The valuation of a financial instrument at fair value is irrevocable once adopted. All changes in fair value are reported in earnings. This standard is effective for years beginning after November 15, 2007. The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
	2007	2006
(In thousand of US$)

Cash and due from banks	596	401
Interest bearing deposits in banks	476,983	331,764
Total	477,579	332,165
Less:
Pledged deposits	59,308	33,470
	418,271	298,695

At December 31, 2007 and 2006 pledged deposits in banks include $53.8 million and $28 million, respectively, of collateral advanced on trading liabilities. On December 31, 2007 and 2006, the Agency of New York had pledged certificates of deposit with a carrying value of $5.5 million, with the State of New York Banking Department, as required by law since March 1994.

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
	2007	2006
(In thousand of US$)

Trading assets:
Government bonds	10,891	81,077
Corporate bonds	5,206	48,655
Shares in indexed funds	36,315	-
Derivative instruments	185	344
Total	52,597	130,076

Trading liabilities:
Government bonds sold short	31,734	54,039
Shares in indexed funds sold short	57,863	-
Derivative instruments	1,168	793
Total	90,765	54,832

Trading assets secure all short sale transactions.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

5.	Investment securities

Securities available for sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available for sale, are as follows:

	December 31, 2007
(In thousand of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	67,971	78	660	67,389
Chile	42,849	-	549	42,300
Panama	20,019	669	-	20,688
	130,839	747	1,209	130,377
Government debt:
Argentina	19,546	22	28	19,540
Brazil	59,464	1,897	18	61,343
Colombia	123,084	2,797	206	125,675
Dominican Republic	13,093	-	182	12,911
El Salvador	10,984	-	84	10,900
Mexico	27,045	-	89	26,956
Panama	50,008	1,462	112	51,358
Peru	29,291	24	15	29,300
	332,515	6,202	734	337,983
Total	463,354	6,949	1,943	468,360

	December 31, 2006
(In thousand of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	16,985	69	129	16,925
Chile	16,086	-	144	15,942
Panama	20,026	-	254	19,772
	53,097	69	527	52,639
Government debt:
Argentina	9,421	69	6	9,484
Brazil	112,370	3,315	61	115,624
Colombia	97,335	776	16	98,095
Chile	16,091	-	444	15,647
El Salvador	4,981	19	-	5,000
Mexico	48,350	1,516	161	49,705
	288,548	5,695	688	293,555
Total	341,645	5,764	1,215	346,194

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

At December 31, 2007 and 2006, securities available for sale with a carrying value of $323 million each year, were pledged to secure repurchase agreements.

The following table discloses those securities that have had unrealized losses for less than 12 months or for 12 months or longer:

	December 31, 2007
(In thousand of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	68,244	1,107	30,495	102	98,739	1,209
Government debt	113,093	706	15,962	28	129,055	734
	181,337	1,813	46,457	130	227,794	1,943

	December 31, 2006
(In thousand of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	19,772	254	30,791	273	50,563	527
Government debt	6,187	16	36,004	672	42,191	688
	25,959	270	66,795	945	92,754	1,215

Gross unrealized losses are related mainly to an overall increase in market interest rates and market credit spreads and not due to underlying credit concerns about the issuers. At December 31, 2007, the Bank believes that none of the securities in its investment portfolio are other-than-temporarily impaired.

During 2006 and 2005, the Bank collected Argentine impaired securities for $5.6 million and $10.7 million, respectively, which had been written-off and charged to earnings in prior years. These recoveries were recorded in earnings as recoveries on assets. During the year 2005, an impaired security with a net carrying value of $0.5 million was written-off and charged to earnings as a decrease to recoveries on assets.

The following table presents the realized gains and losses on securities available for sale:

(In thousand of US$)	Year ended December 31,
	2007	2006	2005
Gains	9,550	2,568	253
Losses	(431)	-	(47)
Net	9,119	2,568	206

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The amortized cost and fair value of securities available for sale distributed by contractual maturity at December 31, 2007, are shown in the following table:

(In thousand of US$)	Amortized Cost	Fair Value

Due within 1 year	19,998	19,953
After 1 year but within 5 years	153,382	153,628
After 5 years but within 10 years	289,974	294,779
	463,354	468,360

Securities held to maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held to maturity are as follows:

	December 31, 2006
(In thousand of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Switzerland	40,044	-	10	40,034
United States of America	60,048	-	27	60,021
	100,092	-	37	100,055
Government debt:
Mexico	25,065	-	2	25,063
Total	125,157	-	39	125,118

At December 31, 2006, the contractual maturity of the securities held to maturity was within one year and none of the securities in this portfolio was considered other-than-temporarily impaired since such securities did not maintain significant gross unrealized losses for more then 12 months. At December 31, 2006, securities held to maturity with a carrying value of $125.2 million were pledged to secure repurchase agreements. All held to maturity investments matured during the first semester of 2007.

6.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousand of US$)	December 31,
	2007	2006

Corporate	1,886,580	1,417,777
Banks:
Private	1,485,313	1,130,490
State-owned	241,322	273,090
Other	118,623	159,415

Total	3,731,838	2,980,772

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The remaining loan maturities are summarized as follows:

(In thousand of US$)	December 31,
	2007	2006
Maturities:
Up to 1 month	667,612	297,920
From 1 month to 3 months	667,393	719,966
From 3 months to 6 months	572,597	649,147
From 6 months to 1 year	617,482	456,528
From 1 year to 2 years	399,655	375,954
From 2 years to 5 years	729,786	412,565
More than 5 years	77,313	68,692
	3,731,838	2,980,772

The following table provides a breakdown of loans by country risk:

(In thousand of US$)	December 31,
	2007	2006
Country:
Argentina	263,814	203,015
Bolivia	5,000	5,000
Brazil	1,379,394	1,316,650
Chile	10,000	175,147
Colombia	400,458	163,132
Costa Rica	76,506	85,028
Dominican Republic	28,770	8,805
Ecuador	60,529	42,926
El Salvador	46,563	82,250
Guatemala	95,902	88,573
Honduras	48,631	36,466
Jamaica	77,401	48,904
Mexico	410,164	167,808
Nicaragua	12,616	10,121
Panama	139,720	180,511
Peru	454,226	261,617
Trinidad and Tobago	87,565	103,513
Venezuela	134,579	1,306
	3,731,838	2,980,772

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousand of US$)	December 31,
	2007	2006

Fixed interest rates	1,855,540	1,498,338
Floating interest rates	1,876,298	1,482,434
	3,731,838	2,980,772

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

At December 31, 2007 and 2006, 84% and 89%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

(In thousand of US$)	December 31,
	2007	2006	2005

Loans on non-accrual status	-	-	28,822
Interest which would had been recorded if the loans had not been on a non-accrual status	-	-	7,004
Interest income collected on non-accruing loans	-	2,721	7,670
Foregone interest revenue	-	-	-

The following is a summary of information pertaining to impaired loans:

(In thousand of US$)	December 31,
	2007	2006	2005

Impaired loans with specific allowance for credit losses	-	-	28,822

Specific allowance for impaired loans (under SFAS 114)	-	-	11,184

Average balance of impaired loans during the year	-	18,168	105,964

Interest income collected on impaired loans	-	2,721	7,670

At December 31, 2007 and 2006, the Bank has credit transactions in the normal course of business with 18% and 22%, respectively, of its Class “A” and “B” stockholders (see Note 13). All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures. At December 31, 2007 and 2006, approximately 22% and 27%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. At December 31, 2007, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the year 2007, the Bank sold loans with a book value of $121.8 million, with a net gain of $271 thousand.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

7.	Allowance for credit losses

The allowance for credit losses is available to absorb estimated probable credit losses existing in the credit portfolio at the date of the consolidated balance sheets. During 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses. The new methodology incorporates statistical data on Bladex’s historical loss performance to calculate the expected loss and loss given default ratios, replacing the use of general probability of default information from rating agencies used in the former model. The Bank believes that this new methodology represents a change in determining an adequate level of allowance for credit losses. The effect of the change in methodology for periods ending before December 31, 2005 is included into the 2005 earnings and represented a net reversal of provisions for $2.7 million (reversal of $5.9 million in provision for loan losses and increase of $3.2 million in provision for off-balance sheet risk). The net effect of the change for the year ended December 31, 2005 was a decrease of $10 million in net income ($0.26 per share).

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousand of US$)	December 31,
	2007	2006	2005

Balance at beginning of the year	51,266	39,448	106,352

Provision (reversal) for loan losses:
Current year allocation	11,994	11,846	(48,180)
Effect of a change in the credit loss reserve methodology - 2005	-	-	(5,975)
	11,994	11,846	(54,155)
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	-	-	(5,937)
Loan recoveries	6,434	3	2,612
Loans written-off against the allowance for loan losses	(51)	(31)	(9,424)
Balance at end of the year	69,643	51,266	39,448

Reversal of provision for credit losses are mostly related to reserves assigned and recovery of the Bank’s Argentine non-accruing portfolio, which was collected during the last three years.

b) Reserve for losses on off-balance sheet credit risk:

(In thousand of US$)	December 31,
	2007	2006	2005

Balance at beginning of the year	27,195	52,086	33,101

Provision (reversal) for losses on off-balance sheet credit risk:
Current year allocation	(13,468)	(24,891)	(210)
Effect of a change in the credit loss reserve methodology - 2005	-	-	15,991
	(13,468)	(24,891)	15,781
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	-	-	3,204
Balance at end of the year	13,727	27,195	52,086

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 16).

8.	Other Assets

At December 31, 2007 and 2006, other assets include an equity investment in a private investment fund for $2.4 million and $3.1 million, respectively. Its main objective is to generate capital gains in the long term through the purchase of shares and convertible debt, mainly from Mexican manufacturing corporations or foreign corporations looking for establishing or expanding its operations in Mexico. During 2007, the Bank invested $0.4 million in the fund, and received a total of $1.1 million of capital distribution that generated a net loss of $106 thousand. During 2006 the Bank invested $0.9 million.

At December 31, 2007 the Bank is committed to invest $1.5 million in this fund.

At December 31, 2007 and 2006, the Bank has not identified any events or changes in their financial condition that may have had a significant adverse effect on the carrying value of this investment. The Bank does not consider this investment to be other-than-temporary impaired.

At December 31, 2006, other assets also included an equity investment of $500 thousand in a company specialized in digital solutions. During the first semester of 2007, this investment was written off and charged to earnings as its impairment was considered other than temporary.

9.	Deposits

The maturity profile of the Bank’s deposits is as follows:

(In thousand of US$)	December 31,
	2007	2006

Demand	111,496	132,130
Up to 1 month	1,060,706	578,220
From 1 month to 3 months	206,889	317,153
From 3 months to 6 months	73,280	28,774
From 6 months to 1 year	10,000	-
	1,462,371	1,056,277

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table presents additional information about deposits:

(In thousand of US$)	December 31,
	2007	2006

Aggregate amounts of time deposits of $100,000 or more	1,350,875	924,147
Aggregate amounts of deposits in offices outside Panama	290,501	422,359
Interest expense paid to deposits in offices outside Panama	22,636	19,963

10.	Short-term borrowings

The breakdown of short-term borrowings due to banks and other creditors is as follows:

(In thousand of US$)	December 31,
	2007	2006
At fixed interest rates:
Advances from corporations	25,000	-
Advances from banks	1,181,500	1,147,248
Discounted acceptances	-	10,000
	1,206,500	1,157,248
At floating interest rates:
Advances from banks	15,000	-

Total short-term borrowings	1,221,500	1,157,248

Average outstanding balance during the year	1,272,986	497,830

Maximum balance at any month-end	1,221,500	1,208,348

Weighted average interest rate at end of the year	5.31%	5.56%

Weighted average interest rate during the year	5.48%	5.50%

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

11.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and other issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year) is as follows:

(In thousand of US$)	December 31,
	2007	2006
Borrowings:
At fixed interest rates with due dates from June 2008 to July 2011	235,578	105,180
At floating interest rates with due dates from January 2008 to March 2012	708,690	428,680
Total borrowings	944,268	533,860
Debt:
At fixed interest rates with due dates in November 2014	41,048	-
At floating interest rates with due dates from January 2008 until October 2010	25,000	25,000
Total debt	66,048	25,000

Total borrowings and long-term debt outstanding	1,010,316	558,860

Average outstanding balance during the year	808,890	497,830

Maximum outstanding balance at any month-end	1,059,224	558,860

Weighted average interest rate at the end of the year	5.75%	5.82%
Weighted average interest rate during the year	5.94%	5.50%

The Bank's funding activities include a Euro-Note program, which may be used to issue notes for up to $2.3 billion, with maturities from 90 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies.

During 2007 the Bank issued long-term debt for a total of 123 million Peruvian Soles with maturity in November 2014. This issuance is hedged with cross-currency swaps at fixed interest rate.

The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. At December 31, 2007, the Bank was in compliance with all covenants.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The future maturities of long-term debt and borrowings outstanding at December 31, 2007, are as follows:

(In thousand of US$)
Due in:	Outstanding

2008	357,300
2009	138,000
2010	214,393
2011	109,575
2012	150,000
2013	-
2014	41,048
1,010,316

12.	Other liabilities

Redeemed Preferred Stock:

On May 15, 2006, the Bank redeemed all non-voting preferred shares outstanding. In case of a liquidation of the Bank, the preferred stockholders were entitled to receive a liquidation preference of $10 per share, plus accrued and unpaid dividends. The Bank redeemed preferred stock at its par value by 20% of the aggregate par value of the preferred stock outstanding as of March 15, 2002, and on March 15 of each of the subsequent years up to 2006. At December 31, 2007 and 2006, the Bank had $1.3 million and $1.9 million, respectively, representing 126,448 and 193,623 preferred shares, respectively, redeemed but not claimed by preferred shareholders, which are recorded in other liabilities. Preferred stockholders had the right to receive an interest equivalent to the same percentage as the common stockholders (excluding from the calculation any common stock issued as stock dividend).

13.	Common stock

The Bank’s common stock is divided into three categories:

1)	Class “A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	Class “B”; shares may only be issued to banks or financial institutions.
3)	Class “E”; shares may be issued to any person whether a natural person or a legal entity.

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one to one. On August 3, 2004, the Board of Directors authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of $50 million of its Class E shares of common stock, in the open market at the prevailing market price. In July 2006, this stock repurchase program was completed at an average price of $16.43 per share.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2007:

(Share units)	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000

Outstanding at December 31, 2004	6,342,189	3,271,269	29,283,621	38,897,079
Conversions	-	(56,925)	56,925	-
Restricted stock issued	-	-	5,320	5,320
Repurchased stock	-	-	(805,900)	(805,900)
Exercised stock options - compensation plan	-	-	276	276
Outstanding at December 31, 2005	6,342,189	3,214,344	28,540,242	38,096,775
Conversions	-	(488,954)	488,954	-
Restricted stock issued	-	-	5,967	5,967
Repurchased stock	-	-	(1,774,818)	(1,774,818)
Exercised stock options - compensation plan	-	-	1,150	1,150
Outstanding at December 31, 2006	6,342,189	2,725,390	27,261,495	36,329,074
Conversions	-	(64,540)	64,540	-
Accumulated difference in fraccional shares in coversion of common stocks		(3)		(3)
Restricted stock issued	-	-	22,240	22,240
Exercised stock options - compensation plan	-	-	18,838	18,838
Outstanding at December 31, 2007	6,342,189	2,660,847	27,367,113	36,370,149

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousand, except for share data)	Class “A”		Class “B”		Class “E”		Total

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding at December 31, 2004	318,140	10,708	568,010	15,655	2,196,616	66,264	3,082,766	92,627
Repurchased during 2005	-	-	-	-	805,900	13,815	805,900	13,815
Restricted stock issued	-	-	-	-	(5,320)	(152)	(5,320)	(152)
Exercised stock options - compensation plan	-	-	-	-	(276)	(8)	(276)	(8)
Outstanding at December 31, 2005	318,140	10,708	568,010	15,655	2,996,920	79,919	3,883,070	106,282
Repurchased during 2006	-	-	-	-	1,774,818	28,657	1,774,818	28,657
Restricted stock issued	-	-	-	-	(5,967)	(144)	(5,967)	(144)
Exercised stock options - compensation plan	-	-	-	-	(1,150)	(27)	(1,150)	(27)
Outstanding at December 31, 2006	318,140	10,708	568,010	15,655	4,764,621	108,405	5,650,771	134,768
Restricted stock issued	-	-	-	-	(22,240)	(531)	(22,240)	(531)

Exercised stock options - compensation plan	-	-	-	-	(18,838)	(449)	(18,838)	(449)
Outstanding at December 31, 2007	318,140	10,708	568,010	15,655	4,723,543	107,425	5,609,693	133,788

14.	Cash and stock-based compensation plans

The Bank established equity compensation plans under which it administers restricted stock and stock option plans to attract, retain and motivate Directors, and key employees and compensate them for their contributions to the growth and profitability of the Bank.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

During 2005 the Bank adopted SFAS No. 123(R) “Share-Based Payment”. As a result of the early adoption of this rule, compensation cost of $555 thousand was recorded in 2005. The adjustment of $150 thousand to retroactively apply the new method was charged to income of 2005.

Restricted Stock - Directors

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended during 2007. These Class “E” stocks may be sourced from treasury stock, or authorized unissued shares. Until 2006, the plan allowed Directors to receive Class “E” shares for each Director on an annual basis worth $10 thousand, and to the Chairman of the Board worth $15 thousand. Following the amendment of this award plan, starting in 2007, annually the Board may grant Class “E” shares for each Director worth $50 thousand, and to the Chairman of the Board worth $75 thousand, all based on Bladex’s closing price in the New York Stock Exchange (“NYSE”) at the trading date of the grant. The restricted stocks have a cliff vesting period of five years after the grant date. During 2007, 2006, and 2005, the Bank issued under this plan 22,240, 5,967, and 5,320 Class “E” common shares, respectively. Costs of restricted stock issued under this plan for $475 thousand in 2007, and $95 thousand in 2006 and 2005, are amortized during the cliff vesting period. Related costs charged against income totaled $118 thousand, $65 thousand and $46 thousand in 2007, 2006 and 2005, respectively. At December 31, 2007 remaining compensation cost for $587 thousand will be amortized over 3.06 years.

Stock Option Plan 2006 - Directors and Key Employees

On December 12, 2006, the Bank’s Board of Directors adopted the 2006 Stock Option Plan. The maximum aggregate number of shares which may be issued under the 2006 Stock Option Plan is two million Class E common shares. However, if there are any modifications to the number of shares representing the outstanding common stock of the Bank, as a result of a stock dividend, combination of stock or change in the corporate structure, the number of shares that may be issued under the 2006 Stock Option Plan will be revised. Under the 2006 Stock Option Plan, the Bank’s Board of Directors, with the recommendation and advice of the Nomination and Compensation Committee, may authorize the grant of options to any one or more key employees or directors of the Bank, as well as determine or impose conditions upon the grant or exercise of Options under the Plan. The Options expire seven years after the grant date and, except otherwise provided in the award agreement, shall be exercisable beginning on the fourth anniversary of the date of grant.

During 2007, the Board of Directors granted $95 thousand in stock options to members of the Board of Directors and $890 thousand in stock options to key employees of the Bank. At December 31, 2007, related cost charged against income was $302 thousand. Remaining compensation cost for $709 thousand will be amortized over 3.12 years. The fair value of each option granted is estimated at the grant date using the Black-Scholes option-pricing model, based on the following factors:

December 31, 2007

Weighted average fair value option	$4.72
Weighted average expected terms, in years	5.50
Expected volatility	36%
Risk-free rate	4.81%
Expected dividend	3.54%

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

A summary of the status of the share options granted to Directors and key employees is presented below:

	2007
	Options	Weighted Average Option Price Exercisable
Outstanding, beginning of year	-	-
Granted	208,765	$16.34
Forfeited	-	-
Outstanding, end of year	208,765	$16.34

Indexed Stock Option Plan

During 2003, the Board of Directors approved an indexed stock option plan for Directors and key employees of the Bank, which was subsequently terminated in April 2006. On an annual basis, the plan allowed Directors to receive options to purchase Class “E” shares from treasury shares already held, for an equivalent amount of $10 thousand, and for the Chairman of the Board, an equivalent amount of $15 thousand. The number of options granted for key employees was determined by the Board of Directors based on the target of each eligible position and the value of the option at grant date. The indexed stock options expire in seven years with a cliff-vesting period of four years. The exercise price is adjusted based on the change in a customized Latin America general market index. As of December 31, 2007, the Bank had an unrecognized compensation cost of $689 thousand related to non-vested options granted under the indexed stock option plan, which will be recognized over a period of 1.70 years. Related costs charged against income amounted to $828 thousand in 2007, $635 thousand in 2006, and $385 thousand in 2005. The fair value of each option granted is estimated at the grant date using the Black-Scholes option-pricing model, based on the following factors:

	2007	2006	2005

Weighted average fair value option	$6.02	$4.5	$5.3
Weighted average expected term, in years	4.11	6.1	6.2
Expected volatility	51.4%	51.4%	51.4%
Risk-free rate	3%	3%	3%
Expected dividend	6.7%	6.7%	6.7%

A summary of the status of the share options granted under the indexed stock option plans is presented below:

	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	523,723	$14.53	307,013	$12.42	184,836	$18.53
Granted	-	$-	216,710	$16.00	152,084	$17.30
Forfeited	-	$-	-	$-	(29,907)	$17.30
Exercised	(18,838)	$8.50	-	$-	-	$-
Outstanding, end of year	504,885	$14.47	523,723	$13.90	307,013	$17.30
Weighted average fair value of options granted during the year		$-		$4.48		$5.18

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

	December 31, 2007
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (in years)

$10.00 - 20.00	504,885	$14.47	4.11

Stock Option Plan - Discontinued

During 2000, the Board of Directors approved a stock option plan for Directors and employees of the Bank. The exercise price of each option must equal 100% of the market value of the stock at the grant date and becomes 100% exercisable one year after the grant date and expires on the fifth year after the grant date. In addition, during 1995 and 1999, the Board of Directors approved two stock option plans for employees. Under these stock option plans, stock options were granted at a purchase price equal to the average market value of the common stock at the grant date. One third of the options may be exercised on each successive year after the grant date and expire on the tenth anniversary after the grant date. On July 19, 2003, the Board of Directors approved discontinuing these plans therefore, no additional stock options have been granted.

A summary of the status of the stock options granted to Directors and employees is presented below:

	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	49,613	$34.84	56,093	$34.34	102,012	$36.12
Forfeited	(2,850)	$30.95	(4,200)	$34.47	(37,483)	$35.35
Expired	(8,600)	$51.19	(2,280)	$32.88	(8,436)	$37.88
Outstanding, end of year	38,163	$31.46	49,613	$34.84	56,093	$34.34
Exercisable at year end	38,163	$31.46	49,613	$34.84	56,093	$34.34

	December 31, 2007
	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining	Number Outstanding	Weighted Average Exercise Price

$20.00 - 30.00	14,143	$23.12	2 years	14,143	$23.12
$30.01 - 40.00	15,370	$32.88	4 years	15,370	$32.88
$40.01 - 50.00	8,650	$42.56	1 year	8,650	$42.56
Total	38,163	$31.46		38,163	$31.46

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

Other employee plans

Expatriate Officer Plan:
The Bank sponsors a defined contribution plan for its expatriate top executives. The Bank’s contributions are determined as a percentage of the eligible officers’ annual salaries, with each officer contributing an additional amount withheld from his salary. Contributions from officers were deposited in a saving account with the Bank at market interest rates until March 2007, when the Bank transferred the balance of contributions from both, the Bank and the officers, to a trust that is managed by a fund manager. Officers are entitled to the contributions from the Bank once they have worked with the Bank for at least three years. During the years 2007, 2006 and 2005, the Bank charged to salaries expense, $175 thousand, $261 thousand and $165 thousand, respectively. As of December 31, 2007, 2006 and 2005, the accumulated liability payable amounted to $382 thousand, $745 thousand and $484 thousand, respectively.

Deferred Equity Unit Plan (the “DEU Plan”):
In 1999, the Board of Directors approved the adoption of the DEU Plan, which was subsequently terminated in July 2003. This plan expired in February 2006 and employees exercised their rights in cash or shares.

Deferred Compensation Plan (the “DC Plan”):
In 1999, the Board of Directors approved the adoption of the DC Plan, which was subsequently terminated in July 2003. The DC Plan has two separate features. Under the first component, the Bank could grant to each eligible employee a number of DEU equal to an amount equivalent to a percentage, not to exceed 3%, of the employee’s compensation, divided by the market value of a Class “E” share. Eligible employees would vest the DEU after three years of service. Distributions were made in respect of DEU on the later of (i) the date the vested DEU were credited to an employee’s account and (ii) ten years after the employee was first credited with DEU under the DC Plan. Participating employees receive dividends, with respect to their unvested deferred equity units. The second component allowed employees who are not citizens or residents of the United States of America to defer a percentage of their compensation, and receive discretionary matching cash contribution. In no event could the value of (i) the discretionary matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employees exceed 6% of the employee’s annual base compensation. A summary of the status of the DC Plan is presented bellow:

	2007	2006	2005

Outstanding, beginning of year	23,779	27,953	28,351
Exercised	(1,597)	(4,174)	(398)
Outstanding, end of year	22,182	23,779	27,953

As of December 31, 2007, 2006, and 2005, expenses recorded were $20 thousand, $48 thousand, and $67 thousand, respectively.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

15.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousand of US$, except per share amounts)	Year ended December 31,
	2007	2006	2005
Income before cumulative effect of changes in accounting principles:	72,177	57,902	77,518
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	-	-	2,733
Cumulative effect on prior year (to December 31, 2004) of an early adoption of the fair-value-based method of accounting stock-based employee compensation	-	-	(150)
Net income available to common stockholders for both, basic and diluted EPS	72,177	57,902	80,101

Weighted average common shares outstanding - applicable to basic EPS	36,349	37,065	38,550
Basic earnings per share:
Income before cumulative effect of changes in accounting principles	1.99	1.56	2.01
Cumulative effect on prior years of accounting changes	0.00	0.00	0.07
Net income per share	1.99	1.56	2.08

Weighted average common shares outstanding
applicable to diluted EPS	36,349	37,065	38,550
Effect of dilutive securities (1):
Indexed stock option plans	65	507	310
Adjusted weighted average common shares outstanding Applicable to diluted EPS	36,414	37,572	38,860

Diluted earnings per share:
Income before cumulative effect of changes in accounting principles	1.98	1.54	1.99
Cumulative effect on prior years of accounting changes	0.00	0.00	0.07
Net income per share	1.98	1.54	2.06

Basic earning per share	1.99	1.56	2.01

Diluted earning per share	1.98	1.54	1.99

(1) At December 31, 2007, 2006, 2005, weighted average options for 38,467, 53,177 and 98,806, respectively, were excluded from the computation of diluted earning per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

16.	Financial instruments with off-balance sheet credit risk

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousand of US$)	December 31,
	2007	2006

Confirmed letters of credit	97,211	109,102
Stand-by letters of credit and guarantees:
Country risk	113,924	123,924
Commercial risk	197,528	168,295
Other	-	20,000
Credit derivatives	3,000	-
	314,452	312,219

Credit commitments	129,378	200,191
Reimbursement undertaking	-	2,687
	541,041	624,199

As of December 31, 2007, the maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousand of US$)
Maturities	Amount

Within 1 year	427,146
From 1 to 2 years	70,502
From 2 to 5 years	41,807
After 5 years	1,586
541,041

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2007 and 2006 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousand of US$)
	2007	2006
Country:
Argentina	4,057	1,055
Brazil	220,281	213,956
Chile	590	461
Colombia	4,225	67,830
Costa Rica	71,871	11,553
Dominican Republic	60,601	112,234
Ecuador	81,379	80,570
El Salvador	1,675	1,175
Guatemala	6,293	5,980
Honduras	400	-
Jamaica	15,615	-
Mexico	11,750	37,526
Panama	10,565	40,152
Peru	10	18,743
Trinidad and Tobago	5,000	-
United States	18,616	-
Venezuela	27,963	32,782
Other	150	182
	541,041	624,199

Letters of credit and guarantees
The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, including country risk guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk. The Bank issues stand-by letters and guarantees to provide coverage for country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency, and to provide coverage for country risk arising from political risks, such as expropriation, nationalization, war and/or civil disturbances.

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

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

17.	Leasehold and other commitments

Leasehold commitments

At December 31, 2007, a summary of leasehold commitment is as follows:

(In thousand of US$)
Year	Future Rental Commitments

2008	654
2009	660
2010	667
2011	618
2012	417
Thereafter	1,122
4,138

Occupancy expense for years ended December 31, 2007, 2006 and 2005, amounted to $593 thousand, $637 thousand, and $447 thousand, respectively.

Other commitments

Purchase Agreements
The Bank has signed service agreements with certain vendors that provide services that are necessary for the ongoing operations of its business and mainly related to the maintenance of a new technology platform and telecommunications services. The terms of these agreements are up to 8 years and some of them can be renegotiated for annual or semiannual price adjustments, after the fifth year.

Under the terms of these agreements, the Bank has committed to contractually specified minimums payments over the contractual periods as follows:

The contractual minimum payments are:

(In thousand of US$)
Due in:	Amount

2008	577
2009	530
2010	519
2011	311
2012	323
Thereafter	336
2,596

To the extent that the Bank does not fulfill the contractual minimum amount of services, the Bank must pay the shortfall to the vendors. The Bank believes that it will meet the contractual minimums payments through the normal course of business.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

18.	Derivative financial instruments

At December 31, 2007 and 2006, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2007			2006
(In thousand of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	372,996	122	13,408	249,338	541	2,196
Forward foreign exchange	-	-	-	13,146	-	201
Cross-currency interest rate swaps	45,455	-	1,479	3,600	-	164
Cash flow hedges:
Interest rate swaps	20,000	-	1,129	-	-	-
Forward foreign exchange	26,282	-	883	5,022	-	73

Total	464,733	122	16,899	271,106	541	2,634

Net loss on the ineffective portion of hedging activities	(989)			(225)

For control purposes, derivative instruments are recorded at their nominal amount ("notional amount") in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments. The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counter party credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counter parties that negotiate specific agreement terms, including notional amount, exercise price and maturity. During 2005, the Bank settled, prior to maturity, certain hedge relationships accounted for as fair value hedges and recorded $2.1 million in other income under derivative and hedging activities. These interest rate swaps were considered highly effective at reducing the interest rate risk associated with available for sale securities.

The Bank estimates that approximately $127 thousand of gains reported in other comprehensive income (loss) at December 31, 2007, related to forward foreign exchange contracts were expected to be reclassified into interest expense as an adjustment to yield adjustment of hedged liabilities during the twelve-month period ending December 31, 2008.

The Bank estimates that approximately $183 thousand of losses reported in other comprehensive income (loss) at December 31, 2007 related to forward foreign exchange contracts were expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2008.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

Types of Derivative and Foreign Exchange Instruments
Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency on a future date at agreed upon term. The Bank has designated a portion of these derivative instruments as fair value and cash flow hedges.

19.	Accumulated other comprehensive income (loss)

As of December 31, 2007, 2006 and 2005 the breakdown of accumulated other comprehensive income (loss) related to investment securities available for sale and derivatives is as follows:

(In thousand of US$)	Investment Securities	Derivative Financial Instruments	Total

Balance as of December 31, 2004	6,082	-	6,082
Net unrealized losses arising from the year	(5,257)	-	(5,257)
Reclassification adjustment for gains included in net income (1)	(206)	-	(206)
Balance as of December 31, 2005	619	-	619
Net unrealized gains (losses) arising from the year	5,349	(72)	5,277
Reclassification adjustment for gains included in net income (1)	(2,568)	-	(2,568)
Balance as of December 31, 2006	3,400	(72)	3,328
Net unrealized gains (losses) arising from the year	(1,912)	(2,081)	(3,993)
Reclassification adjustment for gains included in net income (1)	(9,119)	143	(8,976)
Balance as of December 31, 2007	(7,631)	(2,010)	(9,641)

(1) Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in this and previous years.

20.	Fair value of financial instruments

Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily an indicative of the amounts the Bank could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-expressed or updated subsequent to the dates of these consolidated financial statements. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis. The following methods and assumptions were used by management in estimating the fair values of each type of financial instruments:

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

Financial instruments with carrying value equal to fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, accrued interest receivable, customers’ liabilities under acceptances and certain financial liabilities including, customer’s demand and time deposits, short-term borrowings and securities sold under repurchase agreement, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to be equal to fair value.

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

Loans

The fair value of the performing loan portfolio has been determined principally based upon a discounted analysis of anticipated cash flows adjusted for expected credit losses. The loans have been grouped to the extent possible, into homogeneous pools, segregated by maturity and the weighted average maturity of the loans within each pool. Depending upon the type of loan involved, maturity assumptions have been based on either contractual or expected maturity. Credit risk has been factored into the present value analysis of cash flows associated with each loan type, by allocating allowances for loan losses. The allocated portion of the allowance, adjusted by a present value factor based upon the timing of expected losses, has been deducted from the gross cash flows prior to calculating the present value. The fair value of the non-performing loans has been determined net of the related allowance for loan losses.

Borrowings and long-term debt

The fair value of long-term debt and borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments

All derivative instruments are recognized in the consolidated balance sheet at fair value. Fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides information on the carrying value and fair value of the Bank’s financial instruments:

	December 31,
(In thousand of US$)	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Instruments with carrying value equal to fair value	593,856	593,856	433,409	433,409
Trading assets	52,597	52,597	130,076	130,076
Securities available for sale	468,360	468,360	346,194	346,194
Securities held to maturity	-	-	125,157	125,118
Loans, net of allowance	3,656,234	3,674,978	2,925,081	2,940,941
Derivative financial instruments - assets	122	122	541	541

Financial liabilities:
Instruments with carrying value equal to fair value	3,015,383	3,015,383	2,726,307	2,726,307
Borrowings and long-term debt	1,010,316	1,023,413	558,860	563,183
Trading liabilities	90,765	90,765	54,832	54,832
Derivative financial instruments - liabilities	16,899	16,899	2,634	2,634

21.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management, that is likely to have an adverse effect on its business, financial condition or results of operations.

22.	Business segment information

The Bank’s activities are operated and managed by three segments, Commercial, Treasury and Asset Management. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The segment results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

In 2007 the Bank segregated the Asset Management activities from the Treasury Segment. Business segment information reported in the financial statements for the years ended December 31, 2006 and 2005 has been restated to segregate the new Asset Management Segment.

Commercial incorporates all of the Bank’s financial intermediation and fee generation activities. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

Treasury incorporates deposits in banks and all of the Bank’s securities available for sale and held to maturity. Operating income from the Treasury Segment includes net interest income from deposits and securities available for sale and held to maturity, derivative and hedging activities, gain and losses on sale of securities available for sale, gain and losses on foreign exchange, and allocated operating expenses.

Asset Management incorporates all of the Fund’s deposits and trading assets. Operating income from the Asset Management Segment includes net interest income from deposits with brokers, trading assets, derivative instruments for trading, gains and losses on trading, and allocated operating expenses.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In millions of US$)	2007	2006	2005
COMMERCIAL
Interest income	221.6	165.8	101.7
Interest expense	(157.5)	(114.9)	(62.3)
Net interest income	64.1	50.9	39.4
Net other income (2)	5.3	6.4	5.8
Operating expenses	(27.2)	(23.7)	(21.7)
Net operating income (3)	42.3	33.6	23.5
Reversals for loans and off-balance sheet credit losses	1.5	13.0	38.4
Impairment on assets	(0.5)	0.0	0.0
Net income, before cumulative effect of accounting change	43.2	46.6	61.9
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0.0	0.0	2.7
Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	0.0	0.0	(0.2)
Net income	43.2	46.6	64.5

Commercial Assets and Contingencies (end of period balances):
Interest-earning assets (4)	3,725.9	2,976.3	2,604.4
Other assets and contingencies (5)	549.5	653.7	796.9
Total Interest-Earning Assets, Other Assets and Contingencies	4,275.4	3,630.0	3,401.4
TREASURY
Interest income	33.7	28.8	15.1
Interest expense	(27.5)	(21.9)	(9.2)
Net interest income	6.2	6.9	5.9
Net other income (2)	8.5	2.1	2.5
Operating expenses	(4.3)	(3.5)	(2.7)
Net operating income (3)	10.3	5.6	5.8
Recoveries on assets	0.0	5.6	10.2
Net income	10.3	11.1	16.0

Treasury assets and contingencies (end of period of balances):
Interest-earning assets (6)	819.6	775.2	438.5
Total Interest-earning assets, other assets and contingencies	819.6	775.2	438.5
ASSET MANAGEMENT
Interest income	9.6	8.7	0.0
Interest expense	(9.4)	(7.7)	(0.0)
Net interest income	0.2	1.0	0.0
Net other income (2)	23.9	0.9	0.0
Operating expenses	(5.5)	(1.9)	(0.3)
Net operating income (3)	18.6	0.0	(0.3)
Net income	18.6	0.0	(0.3)

Fund’s Assets and Contingencies (end of period of balances):
Interest-earning assets (6)	178.9	158.4	0
Total interest-earning assets, other assets and contingencies	178.9	158.4	0

(Continues)

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In US$ million)	2007	2006	2005

TOTAL
Interest income	264.9	203.3	116.8
Interest expense	(194.3)	(144.5)	(71.5)
Net interest income	70.6	58.8	45.3
Net other income (2)	37.7	9.4	8.4
Operating expenses	(37.0)	(28.9)	(24.7)
Net operating income (3)	71.2	39.3	28.9
Reversals for loans and off-balance sheet credit losses	1.5	13.0	38.4
Recoveries (impairment) on assets	(0.5)	5.6	10.2
Net income, before cumulative effect of accounting change	72.2	57.9	77.5
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	0.0	0.0	2.7

Cumulative effect on prior years (to December 31, 2004) of an early adoption of the fair value-based method of accounting stock-based employee compensation plan	0.0	0.0	(0.2)
Net income	72.2	57.9	80.1
Total Assets and Contingencies (end of period balances):
Interest-earning assets (4 & 6)	4,724.4	3,909.9	3,042.9
Other assets and contingencies (5)	552.5	653.7	796.9
Total Interest-Earning Assets, Other Assets and Contingencies	5,276.9	4,563.6	3,839.8

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.
(3)
Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and cumulative effect on prior years of changes in accounting principles.

(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments and equity investments recorded as other assets.
(6)	Includes cash and due from banks, interest-bearing deposits in banks, securities available for sale and held to maturity and trading securities.

EXHIBIT INDEX

Exhibit

Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer
Exhibit 14.1.	Code of Ethics