Form 20-F
period 2008-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2009-06-26
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________________

For the transition period from ______ to _______

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.	REPUBLIC OF PANAMA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of  principal executive offices)

Jaime Celorio
Chief Financial Officer
(507) 210-8500
Email address:  jcelorio@bladex.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

6,342,189	Shares of Class A Common Stock
2,617,784	Shares of Class B Common Stock
27,453,115	Shares of Class E Common Stock
36,413,088	Total Shares of Common Stock

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐	Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒	U.S. GAAP	☐	IFRS	☐	Other

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐	Item 17	☒	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐	Yes	☒	No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

TABLE OF CONTENTS

F.	Expenses of the Issue	62
Item 10.	Additional Information	62
A.	Share Capital	62
B.	Memorandum and Articles of Association	62
C.	Material Contracts	62
D.	Exchange Controls	62
E.	Taxation	62
F.	Dividends and Paying Agents	66
G.	Statement by Experts	66
H.	Documents on Display	66
I.	Subsidiary Information	66
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	66
Item 12.	Description of Securities Other than Equity Securities	69

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	69
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	69
Item 15.	Controls and Procedures	69
Item 16.	[Reserved]	71
Item 16A.	Audit and Compliance Committee Financial Expert	71
Item 16B.	Code of Ethics	71
Item 16C.	Principal Accountant Fees and Services	71
Item 16D.	Exemptions from the Listing Standards for Audit Committees	72
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	72
Item 16G.	Corporate Governance	72

PART III

Item 17.	Financial Statements	73
Item 18.	Financial Statements	73
Item 19.	Exhibits	73

In this Annual Report on Form 20-F (this “Annual Report”), references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama (“Panama”) and its subsidiaries.  References to “U.S. dollars” or “$” are to United States dollars.  The Bank accepts deposits and raises funds principally in United States dollars, grants loans mostly in United States dollars and publishes its consolidated financial statements in United States dollars.  The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Jaime Celorio, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Celorio at 011 + (507) 210-8630.  Written requests may also be faxed to Mr. Celorio at 011 + (507) 269-6333 or sent via e-mail to jcelorio@bladex.com.  Information is also available on the Bank’s website at: http://www.bladex.com.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement.  Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.”  Forward-looking statements include statements regarding:

•	the anticipated growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates and of an improving macroeconomic environment in Latin America (“the Region”) on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	the anticipated operating income and return on equity in future periods;
•	the implied volatility of the Bank’s Treasury and Asset Management trading revenues;
•	the adequacy of the Bank’s allowance for and provisions for credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations; and
•	the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

In addition, the statements included under the headings “Strategy” and “Trends” are forward-looking statements.  All forward-looking statements in this Annual Report are made as of the date hereof, based on information available to the Bank as of the date hereof, and the Bank assumes no obligation to update any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item3.	Key Information

A.           Selected Financial Data

The following table presents consolidated selected financial data for the Bank.  The financial data presented below are at and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The consolidated financial statements for the years ended December 31, 2008 and 2007 were  audited by the registered public accounting firm Deloitte,Inc. , and the consolidated financial statements of the Bank for the years ended December 31, 2006, 2005, and 2004 were audited by the registered public accounting firm KPMG.  The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2008 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the reports of the registered public accounting firms Deloitte, Inc. and KPMG.  The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	At and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in $ thousands, except per share amounts and ratios)
Income Statement Data:
Net interest income	$77,847	$70,570	$58,837	$45,253	$42,025
Fees and commissions, net	7,252	5,555	6,393	5,826	5,928
Reversal of provision for credit losses [1]	1,544	1,475	13,045	38,374	112,271
Derivative financial instruments and hedging	9,956	(989)	(225)	2,338	48
Recoveries on assets, net of impairments	(767)	(500)	5,551	10,206	0
Gain on early extinguishment of debt	0	0	0	0	6
Net gain from investment fund trading	21,357	23,878	1,091	0	0
Net loss from trading securities	(20,998)	(12)	(212)	0	0
Net gain on sale on securities available-for-sale	67	9,119	2,568	206	2,922
Gain (loss) on foreign currency exchange	(1,596)	115	(253)	3	(194)
Other income (expense), net	656	(6)	36	3	77
Total operating expenses	(39,990)	(37,027)	(28,929)	(24,691)	(21,352)
Income before cumulative effect of changes in accounting principles and minority interest in the investment fund	55,327	72,177	57,902	77,518	141,730
Cumulative effect of accounting changes	0	0	0	2,583	0
Participation of the minority interest in gains of the investment fund	(208)	0	0	0	0
Net income	55,119	72,177	57,902	80,101	141,730
Balance Sheet Data:
Trading assets	44,939	0	0	0	0
Investment securities	636,328	468,360	471,351	208,570	192,856
Investment fund	150,695	81,846	105,199	0	0
Loans	2,618,643	3,731,838	2,980,772	2,610,019	2,441,686
Allowance for loan losses	54,648	69,643	51,266	39,448	106,352
Total assets	4,362,678	4,698,571	3,922,373	3,159,231	2,732,940
Total deposits	1,169,048	1,462,371	1,056,278	1,046,618	864,160
Trading liabilities	14,157	13	0	0	0

	At and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in $ thousands, except per share amounts and ratios)
Securities sold under repurchase agreements and Short-term borrowings	1,212,921	1,504,710	1,595,604	760,699	704,718
Borrowings and long-term debt	1,204,952	1,010,316	558,860	533,860	403,621
Total liabilities	3,783,665	4,086,320	3,338,477	2,542,449	2,076,810
Total stockholders’ equity	574,324	612,251	583,896	616,782	656,130
Average number of shares outstanding	36,388	36,349	37,065	38,550	39,232
Average number of diluted shares outstanding	36,440	36,414	37,572	38,860	39,372
Per Common Share Data:
Basic earnings per share	1.51	1.99	1.56	2.01	3.61
Diluted earnings per share	1.51	1.98	1.54	1.99	3.60
Book value per share (period end)	15.77	16.83	16.07	16.19	16.87
Regular cash dividends per share	0.88	0.88	0.75	0.60	0.50
Special cash dividends per share	0.00	0.00	1.00	2.00	1.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets	1.09%	1.76%	1.70%	3.00%	5.83%
Return on average stockholders’ equity	8.99%	11.91%	9.96%	12.85%	22.75%
Net interest margin [2]	1.55%	1.73%	1.78%	1.70%	1.65%
Net interest spread [2]	0.98%	0.78%	0.69%	0.67%	0.98%
Total operating expenses to total average assets	0.79%	0.90%	0.85%	0.93%	0.88%
Regular cash dividend payout ratio	58.09%	44.32%	48.01%	29.84%	13.84%
Special cash dividend payout ratio	0.00%	0.00%	64.01%	99.46%	27.68%
Asset Quality Ratios:
Impaired loans to total loans [3]	0.00%	0.00%	0.00%	1.11%	10.50%
Charged-off loans to total loans	0.00%	0.00%	0.00%	0.36%	0.53%
Allowance for loan losses to total loans, net of unearned income and deferred commission	2.09%	1.87%	1.72%	1.51%	4.37%
Allowance for credit losses to non-accruing credits	0%	0%	0%	217%	48%
Capital Ratios:
Stockholders’ equity to total assets	13.16%	13.03%	14.89%	19.52%	24.01%
Tier 1 capital to risk-weighted assets [4]	20.4%	21.2%	23.8%	33.7%	42.5%
Total capital to risk-weighted assets [5]	21.6%	22.5%	25.1%	35.0%	43.8%
_____________________

1 Includes reversal of (provision for) loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of (provision for) credit losses, see Item 5, “Operating and Financial Review and Prospects/Operating Results.”
2 For information regarding calculation of the net interest margin and the net interest spread, see Item 5A, “Operating and Financial Review and Prospects/Operating Results/Net Interest Income and Margins.”
3 Repossessed assets or troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 amounted to $23 million in 2005, and $202 million in 2004, and related mostly to Argentine credits.
4 Tier 1 capital is calculated according to the U.S. Federal Reserve Board and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income (“OCI”) account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on U.S. Federal Reserve Board and Basel I capital adequacy guidelines.
5 Total capital refers to Tier 1 capital plus Tier 2 capital, based on U.S. Federal Reserve Board and Basel I capital adequacy guidelines.  Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

B.           Capitalization and Indebtedness

Not required in this Annual Report.

C.           Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.           Risk Factors

Risks Relating to Latin America (“the Region”)

The Bank’s credit portfolio is concentrated in the Region. The Bank also faces borrower concentration.  Adverse economic changes in those countries or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in the Region, which is a reflection of the Bank’s mission and strategy.  Historically, economies of countries in the Region have occasionally experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recessions, declining investments, government and private sector debt defaults and restructurings, and  significant inflation and/or devaluation.  Global economic changes, including oil prices, commodities prices,  U.S. dollar interest rates, the U.S. dollar exchange rate, and slower economic growth in industrialized countries, could have a significant adverse effect on the economic condition of countries in the Region.  In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the quality of the Bank’s credit portfolio, including increased loan loss provisions, debt restructuring, and loan losses.  As a result, this could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition, if one or more of those countries encounters economic difficulties.  At December 31, 2008, approximately 71% of the Bank’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,576 million, or 42%), Mexico ($477 million, or 13%), Colombia ($453 million, or 12%), and Argentina ($151 million, or 4%).

In addition, at December 31, 2008, of the Bank’s total credits, 11% were to five borrowers in Brazil, 16% were to four borrowers from Mexico (6%), four borrowers from Colombia (8%) and four borrowers from Argentina  (3%).  A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

The Bank makes mostly U.S. dollar-denominated loans and investments.  As a result, the Bank faces the risk that local country foreign exchange controls will restrict the ability of the Bank’s borrowers, even if they are exporters, to acquire dollars to repay loans on a timely basis, and/or that significant currency devaluation might occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans.

Increased risk perception in countries in the Region where the Bank has large credit exposure could have an adverse impact on the Bank’s credit ratings, funding activities and funding costs.

Increased risk perception in any country in the Region where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  A credit rating downgrade would likely increase the Bank’s funding costs, and reduce its deposit base and access to the debt capital markets.  In that case, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be affected in an important way.

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

Approximately one third of the Bank’s funding represents short-term borrowings from international banks, the majority of which are European, North American and Asian institutions, which also compete with the Bank in its credit extension activity, and also represent a source of business for the Bank.  If these international banks ceased to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards.  An example of this situation is the liquidity constraint experienced since the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime crisis in the United States and then followed by the credit crisis.  The persistence or worsening of these unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

Approximately 28% of the Bank’s short term funding represents deposits from Central Banks.

As a U.S. dollar-based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country.  Central banks in the Region would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage.  Accordingly, if the Bank faced a liquidity shortage, it would have to rely on commercial liquidity sources to resolve the liquidity shortage.

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance and the qualitative judgment of the Bank’s management.  The latter includes assumptions and estimates made in the context of changing political and economic conditions in the Region.  The Bank’s allowances could be inadequate to cover losses in its credit portfolio due to exposure concentration, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions.  Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short-term borrowings, long-term debt, derivatives and trading positions.  Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the issuer or its country of origin.  Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse affects on the Bank’s financial condition, results of operations, cash flows and business.  See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

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

Bladex, has an Operational Risk department that evaluates the operational risk level of every key product or process that could have an impact on Bladex’s financial statements.  This department coordinates periodic training for all personnel and self-evaluations with the participation of those personnel controlling each process.  Each incident reported, with real or potential loss, is registered in an operational risk database.  On a quarterly basis, the Bank’s management is informed of the relevant incidents that occurred (if any) and the suggested mitigation plan.

The Bank’s credit portfolio may decrease or may not continue to grow at the same or similar rate.

It is difficult to predict that, in the future, the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow at historical rates.  A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio.

Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect results of operations.

Most of the competition the Bank faces in the trade finance business comes from international banks, the majority of which are European and North American institutions.  Many of these international banks have substantially greater resources than the Bank and enjoy access to less expensive funding than the Bank does.  It is difficult to predict how increased competition will affect the Bank’s growth prospects and results of operations.

Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices.  Globalization of the capital markets and financial services industries exposes the Bank to further competition.  The Bank’s ability to grow its business and, therefore, its earnings, is affected by these competitive pressures.

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

Item 4.                    Information on the Company

A.           History and Development of the Company

The Bank, headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region.  The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity.  The Bank was constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama (“Panama”) as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations on January 2, 1979.  The Bank operates under the commercial name of “Bladex.”  Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities.  Under a special contract between Panama and Bladex signed on 1978, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

Bladex offers its services through its head office and subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency (the “New York Agency”) and Bladex Asset Management, Inc. (“Bladex Asset Management” or “BAM”), its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami and its representative offices in Mexico City and Buenos Aires, as well as through a worldwide network of correspondent banks.

Bladex Asset Management, Inc., serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).  In April 2008, the Feeder was registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands.  Until April 30, 2008, the Feeder was a wholly-owned subsidiary of Bladex.  On May 1, 2008, the Feeder began receiving third party investments.

Bladex owns 50% of the equity shares of BCG PA, LLC, a company incorporated under the laws of the State of Delaware, USA.  This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder.

Bladex’s head office is located at Calle 50 y Aquilino de la Guardia, Panama City, Panama, and its telephone number is country code + (507) 210-8500.

See Item 18, “Financial Statements,” note 1.

Amendments to the Articles of Incorporation

During the Bank’s Annual Shareholders’ Meeting, which took place on April 15, 2009, the Bank’s shareholders approved the following amendments to the Bank’s Articles of Incorporation, effective June 17, 2009:

•
An amendment to change the name of the Bank from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish, and from “Latin American Export Bank” to “Foreign Trade Bank of Latin America, Inc.” in English.  The Bank will continue to use the name “Bladex” in order to identify itself for branding, marketing and other purposes.

•
An amendment to broaden the scope of the Bank’s activities to encompass all types of banking, investment, and financial or other businesses that support foreign trade flows and the development of Latin American countries.

•
Amendments authorizing (1) the increase in the total share capital of the Bank to 290 million shares, which includes up to ten million new shares of preferred stock, par value US$10.00 per share, to be issued in one or more series from time to time at the discretion of the Bank’s Board of Directors; and (2) the establishment of a new class of common shares (class F) only to be issued to (a) state entities and agencies of non-Latin American countries, including, among others, central banks and those banks with the related state agency as the majority shareholder, and (b) multilateral institutions that are international or regional institutions.  The class F common shares will not have any special privileges with respect to voting rights, and each class F common share will entitle its holder to one vote at any of the Bank’s shareholder meetings, and to cumulative voting rights with respect to the election of directors of its class.  The authorized number of class A, B and E common shares, and the rights and privileges associated with these common shares, have not changed.

See Item 19, “Exhibits,” Exhibit 1.1

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

Bladex intermediates in the financial and capital markets throughout the Region, through three business platforms:

The Commercial Division, which comprises the Bank’s financial intermediation and fee generation activities, including the Bank’s trade finance products, such as loans for pre and post-export financing and import of goods, letters of credit, banker’s acceptances and guarantees.  The majority of the Bank’s loans are extended in connection with specific identified foreign trade transactions.  Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing, as well as other fee-based services, such as U.S.-clearing electronic services.

The Treasury Division, which is responsible for ensuring the Bank’s funding and liquidity, managing the Bank’s interest rate, liquidity, and currency risks, and for Bladex’s investments in fixed-income securities.

The Bank’s lending and investing activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by sales of the Bank’s debt securities to financial institutions and investors in Asia, Europe, North America and the Region.  The Bank does not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

The Asset Management Division, which is based in New York and commenced operations in April 2006, provides investment advisory services to funds and managed accounts, and conducts business through Bladex Asset Management, which serves as investment manager for the Feeder and the Fund, both incorporated in the Cayman Islands.  The Feeder invests substantially all of its assets in the Fund.

Historically, trade finance has been afforded favorable treatment under Latin American debt restucturings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its trade finance orientation and its Class A shareholding have been instrumental in obtaining some exceptions on U.S. dollars convertibility and transfer limitations imposed on the servicing of external obligations ("preferred creditor status"). While the Bank mantains both its trade finance orientation and its Class A shareholding, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

At December 31, 2008, the Bank had 52 employees across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2008

Working within a challenging financial environment in the last quarter of the year, Bladex achieved solid results for the year, and maintained its strong fundamentals.

2008 was a unique year as the Commercial Division achieved its best performance during the past five years, despite an unprecedented global financial crisis in the last quarter.  Net income increased by 35%, from $43.6 million to $59.1 million.  Average lending spreads increased by 56%, and the Commercial Division added 44 new clients to the Bank’s client base.  The Bank responded to the global financial crisis by actively managing its credit and liquidity risks, reducing the size and concentration of its credit portfolio, and as a result, reinforced its liquidity position.  This was made possible by the structure of the Bank’s credit portfolio, which generally consists of short-term trade finance assets, as well as the quality of the Bank’s client base.

The Asset Management Division’s net income was $12.3 million for the year 2008 compared to $18.5 million in 2007.  The Division’s Investment Fund follows a Latin America macro strategy, utilizing a combination of products (foreign exchange, interest rate swaps, and credit derivative products) to establish long and short positions in Latin America markets.

The Treasury Division, during 2008, concentrated its efforts on effectively managing the Bank’s liquidity position and diversifying its funding base, in light of the overall reduction in credit available in the global financial markets, stemming from the worldwide economic downturn.  In this context, the Bank finalized a $200 million five-year bilateral term loan facility with the China Development Bank at the end of the first quarter of 2008, as a result of the Cooperation Agreement between both institutions.  Additionally, the Bank entered into a two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank.  The original $150 million facility was substantially oversubscribed, closing with $245 million in total commitments among thirteen international financial institutions.  These facilities, coupled with continued support from depositors and correspondent banks, helped the Bank close the year with a strong liquidity position, of $826 million, which represented 23% of interest – bearing liabilities.

The 2008 net income results were affected by the accounting treatment related to certain securities-based financing transactions (i.e. repurchase agreements, or repos), which were recorded as sales in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FASB Statement No. 140”).  The Bank has routinely entered into repo transactions as part of its normal business operations, accounting for the repos as financing transactions.  However, a particularly tight interbank market caused the Bank to renew some repos under new terms that resulted in the Bank receiving advances or lower percentage of receivables of the underlying securities (“repo haircuts” or “haircuts”) than it had under normal market conditions.  Based on the application of FASB Statement No. 140 and related guidance, the Bank determined that the repo transactions contracted under the new terms should be treated as sales of the underlying securities, rather than as financings or borrowings.

See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income” and Item 18, “Financial Statements,” note 26.

Strategy for 2009

The Bank’s priorities in the short term are focused on two main goals: first, to continue prudently pursuing its mission to provide clients and the Region with secure and reliable financing; and second, to leverage the opportunities that will arise from the ongoing transformation of the financial industry.

For 2009, Bladex intends to continue focusing its efforts on diversifying its revenue sources across its three business units, with the objective of achieving improved return on equity levels, while preserving and optimizing the Bank’s stockholders’ equity.

The Commercial Division will continue to develop a stronger client base, particularly trade finance for the Bank’s traditional institutional and corporate clients, to maintain the asset quality of the Bank’s credit portfolio and maintain adequate reserve levels for credit losses.

The Bank will continue to focus its Treasury Division activities on prudent liquidity management, and the available-for-sale and trading securities portfolios, and to issue additional bonds in capital markets.

The Asset Management Division intends to continue to expand its operations and to continue generating trading revenues and fee income.

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

Due to the nature of trade finance, the Bank’s loans generally are unsecured.  However, in certain instances, based upon its credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved requires that a loan be secured by pledged deposits, and other collateral.

Country Credit Limits

Bladex has a methodology for capital allocation by country and its risk weights for assets.  The Credit Policy and Risk Assessment Committee (the “CPER”) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to nominal exposure limits.  These country capital limits are reviewed at least annually in the quarterly meetings of the CPER.  The methodology helps establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

The amounts of capital allocated to a transaction is based on customer type (sovereign, state-owned or private, corporations or financial institutions), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from 1 to 180 days, 181 days to a year, between one and three years, or longer than three years).  Capital utilizations by the business units cannot exceed the Bank’s reported stockholders’ equity.

Borrower Lending Limits

The Bank, generally  establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit.   Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade.  Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see Item 4, “Information on the Company/Business Overview/Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board.  Approved borrower lending limits are reported to the CPER quarterly.  Panamanian law prescribes certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate and sovereign borrowers.  As of December 31, 2008, the legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to approximately $144 million, and for financial institutions and financial groups amounted to approximately $172 million.  On a quarterly basis, the CPER reviews the Bank’s impaired portfolio, if any, along with certain non-impaired credits.

At December 31, 2008, the Bank was in full compliance with all regulatory limits. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio consists of the commercial portfolio and the treasury portfolio.

The Bank’s credit portfolio at December 31, 2008 decreased to $3,718 million from $4,753 million at December 31, 2007. The credit portfolio balance at December 31, 2006 amounted to $4,006 million.

Commercial Portfolio

The commercial portfolio includes the book value of loans, contingencies and other assets (including confirmed and stand-by letters of credit and guarantees covering commercial and country risks, credit commitments, reimbursement undertakings, equity investments and customers’ liabilities under acceptances).

At December 31, 2008, the commercial portfolio amounted to $3,062 million, compared to $4,281 million at December 31, 2007 and to $3,634 million at December 31, 2006.

At December 31, 2008, 66% of the Bank’s commercial portfolio represented trade related credits.  The corporate market segment represented 60% of the total commercial portfolio, of which 63% represented trade financing.  The following table sets forth the distribution of the commercial portfolio by product category at December 31 of each year (excluding non-accruing credits for the years 2005 and 2004 of $42 million and $293 million, respectively):

	At December 31,
	2008	%	2007	%	2006	%	2005	%	2004	%
	(in $ million, except percentages)
Loans	$2,619	85.5	$3,732	87.2	$2,981	82.0	$2,581	76.7	$2,186	88.7
Contingencies and other assets	444	14.5	550	12.8	654	18.0	784	23.3	277	11.3
Total	$3,062	100.0	$4,281	100.0	$3,634	100.0	$3,365	100.0	$2,463	100.0

Loan Portfolio

At December 31, 2008, the Bank’s total loans amounted to $2,619 million, compared to $3,732 million at December 31, 2007.  See Item 5, “Operating and Financial Review and Prospects/Operating Results/Changes in Financial Condition” and Item 18, “Financial Statements,” note 8.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at December 31 of each year:

	At December 31,
	2008	%	2007	%	2006	%	2005	%	2004	%
	(in $ million, except percentages)
Argentina	$151	5.8	$264	7.1	$203	6.8	$51	2.0	$207	8.5
Bolivia	0	0.0	5	0.1	5	0.2	0	0.0	0	0.0
Brazil	1,289	49.2	1,379	37.0	1,317	44.2	1,095	42.0	1,054	43.2
Chile	8	0.3	10	0.3	175	5.9	283	10.8	322	13.2
Colombia	285	10.9	400	10.7	163	5.5	249	9.5	148	6.1
Costa Rica	55	2.1	77	2.1	85	2.9	54	2.1	38	1.5
Dominican Republic	48	1.8	29	0.8	9	0.3	1	0.0	0	0.0
Ecuador	36	1.4	61	1.6	43	1.4	25	1.0	51	2.1
El Salvador	76	2.9	47	1.2	82	2.8	81	3.1	44	1.8
Guatemala	61	2.3	96	2.6	89	3.0	41	1.6	38	1.6
Honduras	45	1.7	49	1.3	36	1.2	26	1.0	6	0.2
Jamaica	15	0.6	77	2.1	49	1.6	24	0.9	26	1.1
Mexico	380	14.5	410	11.0	168	5.6	161	6.1	262	10.7
Nicaragua	4	0.2	13	0.3	10	0.3	2	0.1	5	0.2
Panama	47	1.8	140	3.7	180	6.1	156	6.0	89	3.7
Peru	50	1.9	454	12.2	262	8.8	180	7.0	55	2.2
Trinidad & Tobago	23	0.9	88	2.3	104	3.5	177	6.8	92	3.8
Uruguay	45	1.7	0	0.0	0	0.0	4	0.1	0	0.0
Venezuela	0	0.0	135	3.6	1	0.0	0	0.0	5	0.2
Total	$2,619	100.0	$3,732	100.0	$2,981	100.0	$2,610	100.0	$2,442	100.0

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at December 31 of each year:

	At December 31,
	2008	2007	2006	2005	2004
	(in $ million)
Private sector commercial banks	$577	$1,491	$1,167	$1,583	$1,243
State-owned commercial banks	322	241	273	118	563
Central banks	25	0	0	0	13
Sovereign debt	67	113	123	49	58
State-owned exporting organizations	50	282	138	402	363
Private corporations	1,577	1,605	1,279	458	201
Total	$2,619	$3,732	$2,981	$2,610	$2,442

During 2008, the Bank reduced its loan portfolio by $1.1 billion, as liquidity was strengthened and exposures of potential vulnerable sectors and/or concentrations were reduced in response to deteriorating macroeconomic conditions.

During 2007, the Bank increased its exposure to private corporations by $326 million, reflecting its strategy of developing a stronger client base focused on a growing corporate segment.

Maturities and Sensitivites of the Loan Portfolio

The following table sets forth the remaining term of maturity profile of the Bank’s loan portfolio at December 31, 2008, by type of rate and type of borrower:

	At December 31, 2008
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks	$177	$0	$0	$177
State-owned commercial banks	185	20	0	205
Sovereign debt	25	39	0	64
State-owned exporting organizations	8	0	0	8
Private corporations	455	24	0	479
Sub-total	$850	$83	$0	$933
FLOATING RATE
Private sector commercial banks	$162	$218	$19	$399
State-owned commercial banks	80	38	0	118
Sovereign debt	1	2	0	2
Central banks	25	0	0	25
State-owned exporting organizations	41	1	0	43
Private corporations	438	625	35	1,098
Sub-total	$747	$884	$54	$1,685
Total	$1,597	$968	$54	$2,619

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

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration.  At December 31, 2008, total contingencies and other assets in the commercial portfolio amounted to $444 million, representing 14% of the total commercial portfolio.  See Item 18,  “Financial Statements,” note 19.

Treasury Portfolio

The treasury portfolio includes selected investment securities, trading assets and credit default swaps.  Investment securities and trading assets as of December 31, 2008 amounted to $653 million.  Credit default swaps as of this same date amounted to $3 million.

Investment Securities

The Bank’s investment securities consist of debt securities available-for-sale and securities held-to-maturity. See Item 18,  “Financial Statements,”  notes 2 (i) and 6.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its assets (mainly its investment securities) and liabilities management activities.

At December 31, 2008, the Bank’s securities available-for-sale amounted to $608 million and consisted of investments with issuers in the Region, of which 74% were banks and sovereign borrowers and 26% were corporations.  The held-to-maturity portfolio amounted to $28 million at December 31, 2008.  For the year 2008, the Bank’s held-to-maturity portfolio had a weighted average annual interest rate of 3.39%.

Trading assets

At December 31, 2008, the Bank’s trading assets amounted to $45 million.  See Item 18, “Financial Statements,” notes 2(h) and 5.

Asset Management Portfolio

The asset management portfolio incorporates the Bank’s investment in the Fund’s assets and liabilities and is managed by the Asset Management Division through Bladex Asset Management.

Currently, the Division follows a macro strategy by trading a combination of products (foreign exchange, equity indexes, interest rate swaps, and credit derivative products) to establish long and short positions mainly in Latin American markets.  Capital preservation is one of the Division’s main objectives, and the Division’s trading strategy emphasizes high liquidity, moderate volatility, and lower leverage.

The Board of Directors of the Fund controls the exposure of the Fund to certain risks through a risk matrix, which contains guidelines and parameters that the Fund’s managers must follow.  Specific risk management guidelines include limitations regarding capital usage and portfolio concentrations.

The Investment Fund’s balance totaled $151 million at December 31, 2008 and $128 million at December 31, 2007, which included $47 million in funds deposited with the Bank.  See Item 18, “Financial Statements,” notes 1, 2(d), 7, and 23.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in other banks, trading assets, investment securities, loans and  investment fund , but not including contingencies and other assets (collectively, “cross-border outstandings”) at December 31 of each year:

	2008		2007		2006
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$151	3.5	$283	6.0	$212	5.5
Austria	0	0.0	45	1.0	0	0.0
Brazil	1,424	32.7	1,508	32.2	1,449	37.5
Chile	59	1.4	52	1.1	207	5.4
Colombia	449	10.3	526	11.2	261	6.8
Costa Rica	66	1.5	77	1.6	85	2.2
Dominican Republic	55	1.3	42	0.9	9	0.2
Ecuador	36	0.8	61	1.3	43	1.1
El Salvador	95	2.2	57	1.2	87	2.3
France	24	0.5	45	1.0	50	1.3
Germany	20	0.5	60	1.3	0	0.0
Guatemala	64	1.5	96	2.0	89	2.3
Honduras	45	1.0	49	1.0	36	0.9
Jamaica	15	0.3	77	1.7	49	1.3
Japan	60	1.4	40	0.9	33	0.9
Mexico	472	10.9	437	9.3	243	6.3
Panama	133	3.1	212	4.5	200	5.2
Peru	77	1.8	484	10.3	262	6.8
Spain	40	0.9	48	1.0	73	1.9
Switzerland	22	0.5	30	0.6	40	1.0
Trinidad & Tobago	23	0.5	88	1.9	104	2.7
United Kingdom	54	1.2	10	0.2	0	0.0
United States	633	14.5	23	0.5	107	2.8
Uruguay	45	1.0	0	0.0	0	0.0
Venezuela	0	0.0	135	2.9	1	0.0
Other countries[1]	139	3.2	118	2.5	116	3.0
Sub-Total	$4,201	96.5	$4,602	98.3	$3,756	97.3
Investment fund[2]	151	3.5	82	1.7	105	2.7
Total	$4,351	100.0	$4,684	100.0	$3,861	100.0

[1]	Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated above.
[2]	The balances in the investment fund represent the participation of the Feeder in the net asset value (NAV) of the Fund.

In allocating country risk limits, the Bank takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analyses, applying a portfolio management approach.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements. See Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources/Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution at December 31 of each year:

	2008	2007	2006
	(in $ million)
Private sector commercial banks	$1,235	$1,868	$1,567
State-owned commercial banks	362	306	324
Central banks	320	0	0
Sovereign debt	506	389	350
State-owned exporting organizations	132	364	219
Private corporations	1,645	1,675	1,295
Sub-Total	$4,201	$4,602	$3,756
Investment fund	151	82	105
Total	$4,351	$4,684	$3,861

Revenues Per Country

The following table sets forth information regarding the Bank’s net realized/ unrealized gains (losses) per country at December 31 of each year, with net revenues calculated as the sum of net interest income, fees and commissions, net, derivative financial instruments and hedging, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, gain (loss) on foreign currency exchange, and other income (expense), net:
	For the year ended December 31,
	2008	2007	2006
	(in $ million)
Argentina	$6.2	$4.8	$4.2
Brazil	24.4	33.2	31.4
Chile	1.0	1.4	2.7
Colombia	10.4	7.8	3.6
Costa Rica	1.6	0.9	1.6
Dominican Republic	1.3	0.9	1.0
Ecuador	2.2	3.2	2.9
El Salvador	(3.8)	0.9	1.5
Guatemala	(2.5)	1.5	1.3
Honduras	1.3	0.9	0.7
Jamaica	1.6	1.5	1.5
Mexico	25.1	12.4	5.0
Panama	(1.7)	3.8	3.6
Peru	9.2	4.5	3.4
Trinidad and Tobago	2.0	2.4	1.8
Venezuela	1.8	3.3	1.0
Other countries[1]	(3.7)	0.6	0.5
Asset Management Division	18.1	24.1	0.6
Total	$94.5	$108.2	$68.2

[1]	Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

Net revenues per country reflect the net revenues derived from the Bank’s commercial portfolio (loans and contingencies), treasury portfolio (investment securities, trading assets and credit derivative) and asset management portfolio (investment fund), throughout the Region.  See Item 4, “Information on the Company/Business Overview/Commercial Portfolio, Treasury Portfolio and Asset Management Portfolio” and Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income.”

Competition

           The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from regional and international banks in making loans and providing fee-generating services. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services.  Whenever economic conditions and risk perception improve in the largest countries of the Region, competition from commercial banks, the securities markets and other new participants generally increases.  Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing.  Trade finance volumes are also dependant on global economic conditions.

The Bank also faces competition from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions.  The Bank competes primarily on the basis of agility, pricing, and quality of service.  See Item 3, “Key Information/Risk Factors.”

During 2008, there was less credit available, as well as higher risks and less competition in the Region.  As a result, the Bank was able to increase lending margins from new disbursements.

Regulation

General

The Superintendency of Banks of Panama (the “Superintendency of Banks”) regulates, supervises and examines the Bank.  The New York Agency is regulated, supervised and examined by the New York Banking Department and the U.S. Federal Reserve Board, and the Florida International Administrative Office is regulated, supervised and examined by the Florida Office of Financial Regulation and the U.S. Federal Reserve Board.  The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board.  The Feeder and the Fund are regulated by government authorities in the Cayman Islands.  The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 24 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality.  These 24 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department (the “OCC”), the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive and consolidated supervision.

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks.  Banks operating under a General Banking License (“General License Banks”) may engage in all aspects of the banking business in Panama, including taking local and offshore deposits, as well as making local and international loans.

On February 22, 2008, the Panamanian cabinet voted to adopt Decree-Law No. 2, which is a revision and restatement of the Decree-Law No.9 of February 26, 1998 (the “Old Banking Law”).  This new legislation came into effect on August 25, 2008.  Due to the issuance of Decree Law 2 of February 22 of 2008, the Executive Branch elaborated a systematic order as a sole text of the Decree Law 9 of 1998 and all its amendments, which was approved by means of Executive Decree 52 of April 30, 2008, hereinafter the “Banking Law”.

Under the Banking Law, a bank’s capital composition includes primary, secondary and tertiary capital.  Primary capital is made up of paid-in capital, declared reserves and retained earnings.  Secondary capital is made up of undeclared reserves, hybrid instruments of debt and equity, and long-term subordinated debt.  Tertiary capital is made up of short-term subordinated debt incurred for the management of market risk.  Under the Banking Law, the sum of secondary and tertiary capital cannot exceed primary capital.

General License Banks must have paid-in capital of not less than $10 million.  Additionally, they must maintain  minimum capital of 8% of their total risk-weighted assets, and primary capital must be equal to or greater than 4% of the bank’s assets and off-balance sheet operations that represent a contingency to the bank.  The Superintendency of Banks may now take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy standards. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards become more stringent.

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

Under the Old Banking Law, banks could not grant loans or issue guarantees or any other obligation (“Credit Facilities”) to any one person or group of related persons in excess of twenty-five percent (25%) of the Bank’s total capital.  The Banking Law has maintained this limitation with respect to banks, and also extended this limitation to Credit Facilities granted to parties related to the ultimate parent of the banking group.  However, the Old Banking Law and the Banking Law establish that in the case of Credit Facilities granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit will be thirty percent (30%) of the bank’s capital funds.  As confirmed by the Superintendency of Banks, the Bank currently applies the limit of thirty percent (30%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of financial institutions and the limit of twenty-five percent (25%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of corporations and sovereign borrowers.

Under the Banking Law, a bank and the ultimate parent of the banking group may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, and (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank).  For these purposes, a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank who directly or indirectly owns 5% or more of the issued and outstanding capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the issue and outstanding capital stock of the company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees).  The Superintendency of Banks currently limits the total amount of secured and unsecured Credit Facilities (other than Credit Facilities secured by deposits in the bank) granted by a bank or the ultimate parent of a banking group to related parties to 25% of the total capital of the bank.

The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of the Bank.  This authorization is contingent on the following conditions: (i) the ownership of shares in the debtor bank –directly or indirectly–by the shared director or shared officer, may not exceed five percent (5%) of the bank's capital, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (ii) the ownership of shares in the creditor bank–directly or indirectly–by the debtor bank represented in any manner by the shared director or shared officer, may not exceed five percent (5%) of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (iii) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request; and (iv) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank's credit policy.  The Superintendency of Banks will determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

The Banking Law contains additional limitations and restrictions with respect to related party loans and credit facilities.  For instance, under the Banking Law, banks may not grant Credit Facilities to any employee in an amount that exceeds the employee’s annual compensation package, and all Credit Facilities to managers, officers, employees or stockholders who are owners of 5% or more of the issued and outstanding capital stock of the lending bank or the ultimate parent of the banking group, will be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions for a similar type of operation.  Shares of a bank cannot be pledged or offered as security for loans or credit facilities issued by the bank.

In addition to the foregoing requirements, there are certain other restrictions applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must notify the Superintendency of Banks, within the first three months of each fiscal term, the name of the certified public accounting firm that it wishes to contract to carry out the duty of external auditing for the new fiscal term, and (4) a requirement that a bank obtain prior approval from the Superintendency of Banks of the risk rating entity it wishes to hire to perform the risk rating.  The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

The Banking Law regulates banks and now the entire “banking group” to which each bank belongs.  Banking groups are defined as the holding company and all direct and indirect subsidiaries of the holding company, including the bank in question.  Banking groups must comply with audit standards and various limitations set forth in the Banking Law, in addition to all compliance required of the bank in question.  The Banking Law provides that banks, and now banking groups, in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years.  The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities.  Banks are required to file with the Superintendency of Banks monthly, quarterly and annual information, including financial statements, an analysis of their credit facilities and any other information requested by the Superintendency of Banks.  In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations.  Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations.  The Superintendency of Banks last inspected the Bank during March of 2008, and the results of this inspection were fully satisfactory.

Panamanian Anti-Money Laundering laws and regulations.  In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc. (“Bladex Holdings”), that is not engaged in activities other than owning one wholly owned subsidiary incorporated under the laws of the State of Delaware: Bladex Asset Management, Inc. incorporated on May 24, 2006.  In February 2007, another wholly-owned subsidiary Clavex LLC,which was incorporated on June 15, 2006, became non-operative.  On October 30, 2006, the Bank established an international administrative office in Miami, Florida (the “Florida International Administrative Office”).  On April 16, 2008, Bladex incorporated a direct fifty percent (50%) owned subsidiary in Delaware with the name of BCG, PA, Llc., which is used as an investment vehicle to receive the performance allocation of Bladex Capital Growth Fund.

New York State Law.  The New York Agency, established in 1989, is licensed by the Superintendent of Banks of the State of New York (the “Superintendent”) under the New York Banking Law.  The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the U.S. Federal Reserve Board.  The New York Agency is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency.  New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to capital requirements and deposit-taking activities.

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate.  Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million.  At December 31, 2008, the New York Agency maintained a pledge of $5.5 million, complying with the minimum required amount.

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

Florida Law.  The Florida International Administrative Office, established in October 2006, is licensed and supervised by the Florida Office of Financial Regulation under the Florida Financial Institutions Codes.  The activities of the Florida International Administrative Office are subject to the restrictions described below as well as to Florida banking laws and regulations that are applicable generally to foreign banks that operate offices in Florida.  The Florida International Administrative Office is also subject to regulation by the U.S. Federal Reserve Board under the International Banking Act of 1978 (the “IBA”).

Pursuant to Florida law, the Florida International Administrative Office is authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments.  Under the provisions of the IBA and the regulations of the U.S. Federal Reserve Board, the Florida International Administrative Office is also permitted to function as a representative office of the Bank.  In this capacity it may solicit new business for the Bank and conduct research.  It may also act in a liaison capacity between the Bank and its customers.

Federal Law.  In addition to being subject to New York and Florida state laws and regulations, the New York Agency and the Florida International Administrative Office are subject to federal regulations, primarily under the IBA, and are subject to examination and supervision by the U.S. Federal Reserve Board.  The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself.  Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits.  At present, the New York Agency has no deposits subject to such requirements.  The New York Agency also is subject to reporting and examination requirements imposed by the U.S. Federal Reserve Board similar to those imposed on domestic banks that are members of the U.S. Federal Reserve System.  The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”) amended the IBA to enhance the authority of the U.S. Federal Reserve Board to supervise the operations of foreign banks in the United States.  In particular, the FBSEA expanded the U.S. Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

In addition, under the FBSEA, state-licensed branches and agencies of foreign banks may not engage in any activity that is not permissible for a “federal branch” (i.e., a branch of a foreign bank licensed by the federal government through the OCC, rather than by a state), unless the U.S. Federal Reserve Board has determined that such activity is consistent with sound banking practices.

The New York Agency does not engage in retail deposit-taking in the United States, and deposits with the New York Agency are not insured by the Federal Deposit Insurance Corporation (“FDIC”).  Under the FBSEA, the New York Agency may not obtain FDIC insurance and generally may not accept deposits of less than $100,000, but may accept limited types of deposits over $100,000 to the extent authorized by the Superintendent of Banks of the State of New York.

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company.  Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States.  Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA.  Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company” (“FHC”).  Bladex filed an application with the U.S. Federal Reserve Board to obtain financial holding company status on January 29, 2008.  The U.S. Federal Reserve Board is in the process of evaluating Bladex’s application.  At present, Bladex has two direct subsidiaries in the United States.  The first direct subsidiary is Bladex Holdings, a company incorporated under Delaware law that is not engaged in any activity, other than owning Bladex Asset Management, Inc., and Clavex LLC, both Delaware companies.  The other direct subsidiary is BCG PA, LLC, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware.

In addition, pursuant to the Financial Services Regulatory Relief Act of 2006, the Securities and Exchange Commission (“SEC”) and the U.S. Federal Reserve Board finalized Regulation R.  Regulation R defines the scope of exceptions provided for in the GLB Act for securities activities which banks may conduct without registering with the SEC as securities brokers or moving such activities to a broker-dealer affiliate.  The “push out” rules exceptions contained in Regulation R enable banks, subject to certain conditions, to continue to conduct securities transactions for customers as part of the bank’s trust and fiduciary, custodial, and deposit “sweep” functions, and to refer customers to a securities broker-dealer pursuant to a networking arrangement with the broker-dealer.  The New York Agency is subject to Regulation R with respect to its securities activities.

Anti-Money Laundering Laws.  U.S. anti-money laundering laws, as amended by the USA PATRIOT Act of 2001, impose significant compliance and due diligence obligations, on financial institutions doing business in the United States.  Both the New York Agency and the Florida International Administrative Office are “financial institutions” for these purposes.  Failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal and reputational consequences for an institution.  The New York Agency and the Florida International Administrative Office have adopted comprehensive policies and procedures to address these requirements.

Cayman Islands Law

Bladex Offshore Feeder Fund and Bladex Capital Growth Fund are exempted companies that were incorporated in the Cayman Islands with limited liability on February 21, 2006 under the Companies Law of the Cayman Islands. The registered office of these companies is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Companies Law (2007 Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England.  Section 193 of the Companies Law does not permit the Bladex Offshore Feeder Fund and the Bladex Capital Growth Fund to trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands.  This does not prevent the Bladex Offshore Feeder Fund and the Bladex Capital Growth Fund from executing contracts in the Cayman Islands and exercising in the Cayman Islands all of their powers necessary for the carrying on of their business outside the Cayman Islands.

The Proceeds of Crime Law, 2008 of the Cayman Islands and the Terrorism Law, 2003 of the Cayman Islands impose reporting obligations on residents of the Cayman Islands who know or suspect the involvement of another person in money laundering or terrorist activities.

C.	Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.	Property, Plant and Equipment

The Bank owns its main branch, with 6,161 square meters of office space, located at Calle 50 and Aquilino de la Guardia in Panama City.  The Bank leases 11.2 square meters of computer equipment hosting, located at Gavilan Street Balboa in Panama City, and 21.2 square meters of office space and Internet access in case of a contingency, located at 75E Street San Francisco in Panama City.  In addition, the Bank leases office space for its representative offices in Mexico, Buenos Aires, Bladex Representação Ltda. in Brazil, its New York Agency, Bladex Asset Management in New York, and the Florida International Administrative Office in Miami.  See Item 18, “Financial Statements,” notes 2(o) and 20.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, derivative financial instruments and hedging, recoveries on assets, net of impairments; net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, and net gain (loss) on foreign currency exchange.  Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities.  The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, and through loan origination and sales.

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance at and for the periods indicated:

	At and For the Year Ended December 31,
	2008	2007	2006
	(in $ thousand, except per share amounts and percentages)
Total interest income	$244,243	$264,869	$203,350
Total interest expense	166,396	194,299	144,513
Net interest income	77,847	70,570	58,837
Reversal (provision) for loan losses	18,540	(11,994)	(11,846)
Net interest income after reversal (provision ) for loan losses	96,387	58,576	46,991
Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	(16,997)	13,468	24,891
Fees and commissions, net	7,252	5,555	6,393
Derivative financial instruments and hedging	9,956	(989)	(225)
Recoveries of assets, net of impairments	(767)	(500)	5,551
Net gain (loss) from investment fund trading	21,357	23,878	1,091
Net gain (loss) from trading securities	(20,998)	(12)	(212)
Net gain on sale of securities available-for-sale	67	9,119	2,568
Gain (loss) on foreign currency exchange	(1,596)	115	(253)
Other income (expense), net	656	(6)	36
Net other income	(1,070)	50,628	39,840
Total operating expenses	(39,990)	(37,027)	(28,929)
Income before participation of the minority interest in gains of the investment fund	55,327	72,177	57,902
Participation of the minority interest in gains of the investment fund	(208)	0	0
Net income	$55,119	$72,177	$57,902
Basic earnings per share	1.51	1.99	1.56
Diluted earnings per share	1.51	1.98	1.54
Return on average assets	1.09%	1.76%	1.70%
Return on average stockholders’ equity	8.99%	11.91%	9.96%

Net Income

The Bank’s net income for 2008 was $55 million compared to $72 million for 2007. The Bank’s 2008 results were mainly driven by the Commercial Division’s net income of $59 million and the Asset Management Division’s net income of $12 million, partially offset by the Treasury Division’s net loss of $16 million.  The Bank’s 2008 results also include the impact of classifying certain securities financings (repos) as outright sales, mostly recorded by the Treasury Division, required by the application of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FASB Statement No. 140”), as well as the positive impact of FASB Statement No. 157, “Fair Value Mensurements” (“FASB Statement No. 157”). The application of these two FASB Statements amounted to a loss of $13 million during the particulary volatile second half of 2008.

The Commercial Division is responsible for the Bank’s financial intermediation and fee generation activities.  The Commercial Division’s net income, which includes net interest income from loans, fees and commissions and other income derived from financial services and off-balance sheet credits (letters of credit, guarantees and credit commitments), allocated operating expenses, and reversals of (provisions for) credit losses, amounted to $59 million in 2008, compared to $44 million in 2007.  The $15 million increase was primarily due to higher average loan balances of $352 million, or 10% during the year, as well as higher weighted average lending spreads, which increased 57 basis points, or 56%, during the year.

The Treasury Division is responsible for the Bank’s liquidity management and investment securities activities.  The Treasury Division’s net income includes net interest income on treasury assets (interest-bearing deposits with banks, investment securities, and trading assets), related net other income (expense), such as net gain (loss) from trading, the sale of securities available-for-sale, foreign currency exchange, derivative financial instruments and hedging; and allocated operating expenses.  The Treasury Division reported a net loss of $16 million for 2008, compared to net income of $10 million for 2007.  The Treasury Division’s 2008 results were affected by the accounting treatment related to certain securities-based financing transactions (repos), which were recorded as sales.  Based on the application of FASB Statement No. 140 and related guidance, the higher haircuts applied to the repos due to market conditions resulted in the Bank having to recognize these transactions as outright securities sales, rather than as secured borrowings (financing).  This accounting treatment resulted in a non-cash charge to earnings of $25 million, partially offset by a $12 million gain related to the application of FASB Statement No. 157 to the Bank’s local funding cross currency swaps during the particularly volatile fourth quarter of 2008.

The Asset Management Division is responsible for the Bank’s asset management activities.  The Asset Management Division’s net income, which includes net interest income on investment fund, gains (losses) from investment fund trading, related other income (loss), and allocated operating expenses, amounted to $12 million in 2008, compared to $18 million in 2007.  The $6 million decrease was attributable principally to lower net gains from investment fund trading and lower net interest income, resulting mainly from decreased market interest rates.

The Bank’s net income for 2007 was $72 million, compared to $58 million for 2006, a $14 million, or 25%, increase.  This increase was mainly attributable to a $12 million, or 20%, increase in net interest income (mostly from the Commercial Division), $23 million in higher gains from investment fund trading by the Asset Management Division, and a $7 million increase in net gain on sale of securities available-for-sale by the Treasury Division, partly offset by an $8 million increase in operating expenses, an $11 million decrease in reversal of provision for off-balance sheet credit risk and a $6 million decrease in recoveries on assets, net of impairments.

For further information on net income by business segment, see Item 18, “Financial Statements,” note 26.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (the net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(in $ million, except percentages)
Net interest income
Commercial Division	$78.1	$64.5	$50.7
Treasury Division	3.0	5.9	6.9
Asset Management Division	(3.2)	0.1	1.2
Consolidated	$77.9	$70.5	$58.8
Net interest margin	1.55%	1.73%	1.78%
Net interest spread	0.98%	0.78%	0.69%

The $7 million, or 10%, increase in net interest income in 2008 compared to 2007 mainly reflected increased lending spreads and higher average loan balances for the first three quarters of 2008 in the Commercial Division.  The 18 basis points decrease in net interest margin in 2008 compared to 2007 was mainly due to lower interest rates, as well as the cost of carrying higher liquidity, particularly towards the end of the 2008.  During 2008, there was less credit available, as well as higher risks and less competition in the Region.  As a result the Bank was able to increase lending margins on new disbursements.

The $12 million, or 20%, increase in net interest income in 2007 compared to 2006 was the result of higher average balances in the loan portfolio (24%) and increased weighted average lending spreads over the cost of funds.  The 5 basis points decrease in net interest margin in 2007 compared to 2006 was mainly due to higher leveraging of the balance sheet and by non-recurring interest income on non-accrual loans received on a cash basis during 2006, both of which offset higher lending spreads during 2007.

The 2008 and 2007 increase in loan portfolio average balances and lending spreads was attributable to the Bank’s strategy to improve client and geographic portfolio diversification, by increasing its exposure to the corporate client segment in several countries in the Region.

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates.  Average balances have been computed on the basis of consolidated daily average balance sheets:

	Year ended December 31,
	2008			2007			2006
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-bearing deposits with banks	$414	$8	1.80%	$248	$13	5.06%	$126	$6	4.73%
Loans, net	3,718	200	5.29%	3,366	222	6.49%	2,715	166	6.02%
Trading assets	0	1	n.m (*)	0	0	n.m. (*)	0	0	n.m. (*)
Investment securities	756	32	4.23%	345	21	5.99%	390	23	5.76%
Investment fund	138	3	2.49%	113	10	8.40%	69	9	12.47%
Total interest-earning assets	$5,025	$244	4.78%	$4,072	$265	6.42%	$3,300	$203	6.08%
Non-interest-earning assets	93			88			89
Allowance for loan losses	(70)			(62)			(44)
Other assets	15			11			16
Total Assets	$5,064			$4,108			$3,361
Interest-Bearing Liabilities
Deposits	$1,500	$44	2.91%	$1,321	$70	5.26%	$1,106	$57	5.05%
Investment Fund	0	2	n.m (*)	0	4	n.m (*)	0	5	n.m. (*)
Securities sold under repurchase agreements	540	17	3.09%	253	14	5.36%	306	16	5.29%
Short-term borrowings	1,089	46	4.18%	1,019	57	5.47%	736	39	5.17%
Borrowings and long-term debt	1,182	56	4.70%	809	49	6.02%	500	28	5.57%
Total interest-bearing liabilities	$4,310	$166	3.80%	$3,402	$194	5.63%	$2,647	$145	5.38%
Non-interest bearing liabilities and other liabilities	137			100			132
Total Liabilities	$4,448			$3,502			$2,779
Minority interest in investment fund	3			0			0
Stockholders’ equity	613			606			581
Total Liabilities and Stockholders’ Equity	$5,064			$4,108			$3,361
Net Interest Spread			0.98%			0.78%			0.69%
Net Interest Income and Net Interest Margin		$78	1.55%		$71	1.73%		$59	1.78%

 (*) “n.m.” means not meaningful

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates.  Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities.  Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities.  The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability balances (volume) and changes in average interest rates for 2008 compared to 2007 and for 2007 compared to 2006.  Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  Variances caused by changes in both volume and rates have been allocated equally to volume and rate.

	2008 vs. 2007			2007 vs. 2006
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$3,036	$(8,192)	$(5,155)	$6,282	$412	$6,694
Loans, net	19,135	(40,712)	(21,576)	42,863	12,957	55,819
Trading assets	0	648	648	0	0	0
Investment securities	17,659	(6,101)	11,559	(2,728)	896	(1,832)
Investment fund	637	(6,739)	(6,102)	3,693	(2,854)	839
Total increase (decrease)	$40,468	$(61,094)	$(20,627)	$50,109	$11,411	$61,519
Increase (decrease) in interest expense
Deposits	$5,325	$(31,403)	$(26,078)	$11,502	$2,330	$13,832
Investment Fund	0	(1,900)	(1,900)	0	(443)	(443)
Securities sold under repurchase agreements	9,019	(5,805)	3,214	(2,895)	204	(2,690)
Short-term borrowings	2,998	(13,269)	(10,271)	15,746	2,239	17,986
Borrowings and long term debt	17,853	(10,720)	7,133	18,844	2,257	21,101
Total increase (decrease)	$35,195	$(63,098)	$(27,903)	$43,198	$6,588	$49,786
Increase (decrease) in net interest income	$5,273	$2,004	$7,276	$6,911	$4,823	$11,734

Net interest income for 2008 increased $7 million compared to 2007 due to: (1) increased average volumes, mainly in the loan and investment securities portfolios, mainly funded by increased levels of borrowings, which resulted in a $5 million net increase in net interest income, and (2) lower inter-bank market rates in the Bank’s assets and liabilities, which resulted in a $2 million net increase in net interest income, as the liabilities’ rate decrease at a higher pace.

The $12 million increase in net interest income for 2007 compared to 2006 was due to increased interest rates, which resulted in a $5 million increase in net interest income, reflecting higher average lending spreads over the cost of funds for the Bank’s loan portfolio and higher average inter-bank market rates in the Bank’s assets and liabilities.  The $7 million increase in net interest income derived from higher volumes during 2007 was mainly attributable to an increase in the average loan portfolio and higher average liquidity balances (interest-bearing deposits with banks), partially offset by an increase in the Bank’s funding through higher average liability deposits and borrowings.

Reversal (Provision) for Loan Losses

During 2008 and 2007, there were no reversals of specific provisions for loan losses related to the impaired and restructured portfolio, as the Bank reduced its impaired portfolio to zero at December 31, 2006.  The impaired portfolio reversals amounted to $11 million in 2006.

The Bank’s $19 million reversal of provision for loan losses in 2008 was due to lower generic provisions as a result of decreased loan balances.  Nevertheless, the Bank increased its loan loss reserve coverage from 1.9% at December 31, 2007 to 2.1% at December 31, 2008, reflecting the impact on the Bank’s reserve model of increasing risk levels in the Region.

The Bank’s $12 million provision for loan losses in 2007 was mainly due to the net effect of:
•	a $18 million generic provision charge, resulting from increased loan exposure; and
•	a $6 million recovery on previously charged-off loans.

The Bank’s $12 million provision for loan losses in 2006 was mainly due to the net effect of:
•	a $23 million generic provision charge, resulting from increased loan exposure;
•	a $10 million reversal related to the collection of Argentine restructured loans during the year; and
•	a $1 million reversal related to the collection of a Brazilian restructured loan during the year.

At December 31, 2008, 2007 and 2006, the Bank had zero specific provisions for loan losses, as it had zero credits in non-accruing status (impaired).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 9.

Reversal (Provision) for Losses on Off-Balance Sheet Credit Risk

The $17 million provision for losses on off-balance sheet credit risk in 2008 was due to the impact of increased risk levels in the Region on the Bank’s generic reserve model.  As a result, the off-balance sheet reserve coverage increased to 6.9% at December 31, 2008, compared to 2.5% at December 31, 2007.

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

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 9.

Fees and Commissions, Net

The Bank generates fee and commission income primarily from originating letters of credit confirmation, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities.  The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
		(in $ thousand)
Letters of credit	$4,725	$2,842	$4,121
Guarantees	1,108	1,088	1,419
Loans	584	836	556
Other (1)	835	789	297
Fees and commissions, net	$7,252	$5,555	$6,393

(1) Net of commission expense.

The $2 million increase in net fees and commissions for 2008 compared to 2007 mainly reflected higher margins from the Commercial Division’s letters of credit activity.

The decrease of $1 million in net fees and commissions for 2007 compared to 2006 was attributable to lower letter of credit and guarantee activity during the beginning of 2007, partially offset by increased loan fees and other service activities.

Derivative Financial Instruments and Hedging

The Bank recorded a gain of $10 million in derivative financial instruments and hedging activity in 2008.  This gain mainly related to the application of FASB Statement No. 157 to the Bank’s cross currency swaps that had been contracted for hedging purposes.

The Bank recorded losses of $1 million and $225 thousand in 2007 and 2006, respectively, related  to hedging derivative instruments.  The 2007 losses related mainly to the fair value at their inception of interest rate swaps contracted for fair value hedge relationships that classify under the short-cut method.  The difference in price at inception of these derivatives is attributable solely to the bid-ask spread between the entry transaction and a hypothetical exit transaction.  The Bank maintains a policy of recognizing these price differences at the inception of a hedge relationship.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(r) and 21.

Recoveries (Impairment), on Assets

The Bank recorded $767 thousand in impairment on assets in 2008, compared to $500 thousand in 2007.  The 2008 amount was related to an equity investment in a private investment fund with book value of $2 million at the end of 2008.  The 2007 amount was related to an equity investment in a company specializing in digital solutions, which was written-off and charged to earnings as its impairment was considered other than temporary.

For additional information, see Item 18, “Financial Statements,” notes 2(i) and 11.

Net Gain (Loss) from Investment Fund Trading

The Bank achieved $21 million in gain from investment fund trading, compared to $24 million in 2007 and $1 million in 2006.  The $21 million gain was due to the net effect of a net realized gain on investments and foreign currency transactions of $20.9 million and net change in unrealized appreciation (depreciation) on investments and foreign currency of $0.4 million.  For additional information, see Item 18, “Financial Statements,” notes 7 and 23.

Net Gain (Loss) from Trading Securities

The Bank recorded a $21 million loss from trading securities in 2008, mainly due to the mark-to-market effect of such securities, and related to the impact of classifying certain securities financings (repos) as outright sales, as required by the application of FASB Statement No. 140 and the changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements.  For additional information, see Item 18, “Financial Statements,” notes 5 and 13.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity.  These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on the sale of securities available-for-sale in 2008 was $67 thousand, which included a net gain of  $2 million related to the sale of securities for a nominal amount of $74 million, partially offset by a loss of $2 million resulting mainly from the sale of securities under repurchase agreements accounted for as sales at the transfer date of those securities, as required by FASB Statement No. 140.

The Bank’s net gain on the sale of securities available-for-sale was $9 million and $3 million in 2007 and 2006, respectively, related to the sale of securities for a nominal amount of $509 million and $105 million, respectively.

For additional information, see Item 18, “Financial Statements,” notes 6 and 13.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(in $ thousand)
Salaries and other employee expenses	$20,227	$22,049	$16,826
Depreciation, amortization and impairment of premises and equipment.	3,720	2,555	1,406
Professional services	3,765	3,181	2,671
Maintenance and repairs	1,357	1,188	1,000
Expenses from the investment fund	2,065	381	0
Other operating expenses	8,856	7,673	7,026
Total Operating Expenses	$39,990	$37,027	$28,929

The $3 million, or 8%, increase in operating expenses in 2008 compared to 2007 was mainly due to:
•	a $2 million cost of general growth and structure in the investment fund;
•	a $1 million cost for the write-off of an information technology application;
•	a $1 million increase in other operating expenses; and
•	a $1 million increase in professional services.
Offsetting these increases was a $2 million decrease in salaries and other employee expenses mainly related to a 33% decrease in employee variable compensation.

The $8 million, or 28%, increase in operating expenses in 2007 compared to 2006 was mainly due to:
•
a $5 million increase in salaries and other employee expenses, mainly driven by a $3 million increase in performance-based variable compensation for the Bank’s proprietary asset management team, and the remaining $2 million mainly related to the stock compensation plan for the Bank’s senior management, a one-time event accrual of employee vacation, and an increase in performance-based variable compensation provision for business lines other than proprietary asset management;

•	a $1 million increase in maintenance and depreciation expenses related to the Bank’s new technology platform;
•	a $1 million increase in professional services, mainly due to legal expenses related to the Bank’s business; and
•	a $1 million increase in expenses related to marketing and business travel.

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at December 31 of each year:

	2008	2007	2006
	(in $ thousand)
Assets
Cash and due from banks	$11,474	$596	$401
Interest-bearing deposits in banks	889,119	400,932	303,426
Trading assets	44,939	0	0
Investment securities	636,328	468,360	471,351
Investment fund	150,695	81,846	105,199
Loans	2,618,643	3,731,838	2,980,772
Less:
Allowance for loan losses	(54,648)	(69,643)	(51,266)
Unearned income and deferred loan fees	(4,689)	(5,961)	(4,425)
Loans, net	$2,559,306	$3,656,234	$2,925,081
Customers’ liabilities under acceptances	1,375	9,104	46,006
Premises and equipment, net	7,970	10,176	11,136
Accrued interest receivable	46,319	62,375	52,488
Derivative instruments used for hedging - receivable	7,777	122	541
Other assets	7,376	8,826	6,743
Total Assets	$4,362,678	$4,698,571	$3,922,373
Liabilities and Stockholders’ Equity
Deposits	1,169,048	1,462,371	1,056,277
Trading liabilities	14,157	13	0
Securities sold under repurchase agreements	474,174	283,210	438,356
Short-term borrowings	738,747	1,221,500	1,157,248
Borrowings and long-term debt	1,204,952	1,010,316	558,860
Acceptances outstanding	1,375	9,104	46,006
Accrued interest payable	32,956	38,627	27,295
Derivative instruments used for hedging - payable	91,897	16,899	2,634
Reserve for losses on off-balance sheet credit risk	30,724	13,727	27,195
Other liabilities	25,635	30,553	24,606
Total Liabilities	$3,783,665	$4,086,320	$3,338,477
Minority interest	4,689	0	0
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Capital surplus	135,577	135,142	134,945
Capital reserves	95,210	95,210	95,210
Retained earnings	268,435	245,348	205,200
Accumulated other comprehensive income (loss)	(72,115)	(9,641)	3,328
Treasury stock	(132,763)	(133,788)	(134,768)
Total Stockholders’ Equity	$574,324	$612,251	$583,896
Total Liabilities and Stockholders’ Equity	$4,362,678	$4,698,571	$3,922,373

During 2008, total assets decreased $336 million compared to 2007, principally driven by a $1 billion decrease in the loan portfolio, as the Bank built liquidity, reduced vulnerable exposures, and/or concentrations, and preserved its capitalization in response to deteriorating macroeconomic conditions in the last quarter of 2008.   At December 31, 2008, the loan portfolio amounted to $2,619 million, with an average maturity term of 480 days, with 61% of the portfolio scheduled to mature within one year.  61% of the loan portfolio was trade related in nature and 39% constituted non-trade loans mainly extended to banks or sovereign or exporting corporations.  The corporate segment, which includes state-owned exporting organizations and private corporations, represented 62% of the loan portfolio, and of this corporate segment, 60% was trade related.  At December 31, 2008, the Bank’s liquidity stood at $826 million compared to $396 million at December 31, 2007.

The decrease in assets during 2008 was accompanied by a $303 million decrease in liabilities, principally driven by a $293 million decrease in deposits and a $483 million decrease in short-term borrowings, as a result of the global financial crisis during the last quarter of 2008.  These decreases were partly offset by a $191 million increase in long-term borrowings, as the Bank finalized a $200 million five-year bilateral term loan facility with the China Development Bank at the end of the first quarter 2008, and contracted a two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank.  The original $150 million facility was substantially oversubscribed, closing with $245 million in total commitments among thirteen international financial institutions.

The $776 million increase in total assets in 2007 was mainly due to a $751 million increase in the loan portfolio, resulting from the continued execution of the Bank’s strategy of diversifying its portfolio concentration specifically by increasing its loans within the corporate segment.  At December 31, 2007, the average maturity of the loan portfolio was 429 days, and 68% of the portfolio was scheduled to mature within one year.  60% of the portfolio was trade related and 40% constitutes non-trade loans mainly extended to banks or sovereign or exporting corporations.  The corporate segment, which includes state-owned exporting organizations and private corporations, represented 51% of the loan portfolio in 2007, compared to 48% in 2006, and of this corporate segment, 66% and 74% was trade related in 2007 and 2006, respectively.

The increase in assets in 2007 was mainly financed by (1) a $406 million increase in deposits from central and commercial banks in the Region, and (2) a $451 million increase in medium-and long-term borrowings and debt, including a bond issuance in Peruvian Nuevo Soles, interbank borrowings in Mexican Pesos, a five-year international loan syndication for an amount of $150 million, and a three-year borrowing for an additional $75 million, among other borrowings.

Asset Quality

The Bank believes that its asset quality is a function of its strong client base, the importance that governments and borrowers alike attribute to maintaining continued access to trade financing, its preferred creditor status, and its strict adherence to commercial criteria in its credit activities.

The Bank’s management and the CPER review periodically a report of all loan delinquencies.  The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually involving senior management.

Impaired Assets and Contingencies

The Bank’s impaired assets consist of impaired loans and impaired securities.  For more information on impaired loans, see Item 18, “Financial Statements,” notes 2(k) and 8.  For more information on impaired securities, see Item 18, “Financial Statements,” notes 2(i) and 6.

Loans and contingencies are identified as impaired and placed on non-accrual status when any payment of principal and fees or commissions relating thereto is over 90 days past due or if the Bank’s management determines that the item may become payable by the Bank and its ultimate collection of principal or commission is doubtful.   For more information on contingencies, see Item 18, “Financial Statements,” notes 2(k) and 19.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at December 31 of each year:

	2008	2007	2006	2005	2004
	(in $ million, except percentages)
Impaired loans	$0	$0	$0	$29	$256
Allocation from the allowance for loan losses	0	0	0	11	82
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.0%	0.0%	0.0%	1.1%	10.5%
Impaired contingencies	$0	$0	$0	$13	$32
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	9	21
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	1.7%	10.5%
Impaired securities (par value)	$0	$0	$0	$0	$5
Estimated fair value adjustments on options and impaired securities[1]	0	0	0	0	4
Estimated fair value of impaired securities	$0	$0	$0	$0	$1
Impaired securities as a percentage of total securities[2]	0.0%	0.0%	0.0%	0.0%	0.5%

Impaired assets and contingencies as a percentage of total credit portfolio[3]	0.0%	0.0%	0.0%	1.2%	9.8%

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

As of December 31, 2008, 2007 and 2006 the Bank did not have any impaired credits in its portfolio nor any credits with specific reserves.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, covers the credit risk on loans and contingencies.  The allowance for credit losses includes an asset-specific component and a formula-based component satisfying the requirements of  FASB Statement No. 5, “Accounting for Contingencies” (“FASB Statement No. 5”).  The asset-specific component relates to a provision for losses on credits considered impaired and measured on a case-by-case basis pursuant to FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan” (“FASB Statement No. 114”).  For additional information regarding allowance for credit losses, see Item 18, “Financial Statements,” notes 2(l) and 9.

The reserve balances for estimating generic allowances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = S(E x PD x LGD)

where:

a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review, segregated by country.

b)
Probabilities of Default (PD) = one-year probability of default applied to the portfolio in each country.  Default rates are based on the Bank’s historical portfolio performance per rating category during a ten-year period, complemented by probabilities of default data from international credit rating agencies for high risk cases, in view of the greater robustness of credit rating agencies data for such cases.

c)
Loss Given Default (LGD) = a factor of 45% is utilized, based on best practices in the banking industry.  This factor applies to all countries, except those classified as higher risk, in which case the Bank’s management applies historical loss experience on a case-by-case basis.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to total credits outstanding at December 31 of each year:

	2008	2007	2006	2005	2004
	(in $ millions, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$70	$51	$39	$106	$224
Provision (reversal)	(19)	12	12	(54)	(111)
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	(6)	0
Recoveries	4	6	0	3	6
Loans charged-off	0	0	0	(9)	(13)
Balance at the end of the year	$55	$70	$51	$39	$106
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$14	$27	$52	$33	$34
Provision (reversal)	17	(13)	(25)	16	(1)
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	3	0
Balance at end of the year	$31	$14	$27	$52	$33
Total allowance for credit losses	$85	$83	$78	$92	$139
Allowance for credit losses to total commercial portfolio	2.8%	1.9%	2.2%	2.7%	5.1%

The allowance for credit losses amounted to $85 million at December 31, 2008.  The ratio of the allowance for credit losses to the commercial portfolio as of December 31, 2008 was 2.8% compared to 1.9% as of December 31, 2007.  The increase in the allowance for credit losses to the commercial portfolio reflects the impact of increasing risk levels in the Region on the Bank’s reserve model.

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure at December 31 of each year:

	2008		2007		2006
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Argentina	$25	29.7	$32	38.4	$25	32.4
Brazil	5	6.2	11	13.2	11	14.3
Colombia	2	2.7	2	2.7	2	2.2
Dominican Republic	0	0.3	0	0.3	3	3.3
Ecuador	37	43.8	17	20.2	30	38.3
Jamaica	1	1.1	4	5.0	2	3.1
Mexico	4	4.3	3	3.5	1	1.6
Nicaragua	1	0.8	1	1.7	0	0.6
Peru	0	0.1	2	2.9	1	0.8
Venezuela	4	4.2	7	8.3	0	0.1
Other[1]	6	6.8	3	3.7	3	3.4
Total Allowance for Credit Losses	$85	100.0	$83	100.0	$78	100.0

[1]	Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstanding did not exceed $1 million as of December 31, 2008.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower at December 31 of each year:

	2008	2007	2006
	(in $ million)
Private sector commercial banks	$11	$22	$15
State-owned commercial banks	3	2	5
Central banks	27	9	21
Sovereign debt	1	1	1
State-owned exporting organization	1	10	2
Private corporations	43	39	35
Total	$85	$83	$79

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country at December 31 of each year:

	2008	%	2007	%	2006	%	2005	%	2004	%
	(in $ million, except percentages)
Argentina	$0	0.0	$0	0.0	$0	0.0	$5	53.7	$13	100.0
Brazil	0	0.0	0	0.0	0	0.0	4	46.3	0	0.0
Total	$0	0.0	$0	0.0	$0	0.0	$9	100.0	$13	100.0

Reversals (Provisions) for Credit Losses

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the periods indicated:

	For the year ended December 31,
	2008	2007	2006
	(in $ million)
Argentine Specific Reserve Reversals	$0.0	$0.0	$10.2
Brazil Specific Reserve Reversals	0.0	0.0	1.0
Total Specific Reserve Reversals	$0.0	$0.0	$11.2
Generic Reserve Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	15.0	(18.4)	(23.0)
Total Generic Reserve Reversals (Provisions)	$15.0	$(18.4)	$(23.0)
Recoveries - Argentine credits	1.5	2.0	0.0
Recoveries - Other credits	2.0	4.4	0.0
Total Recoveries	$3.5	$6.4	$0.0
Total Reversals (Provisions) of Allowance for Loan Losses	$18.5	$(12.0)	$(11.8)

From 2002 to 2005, the Bank negotiated the restructurings of its Argentine portfolio and sold at a discount most of the positions that the Bank estimated had the lowest probability of collection.  At the close of 2005, the Bank had restructured, sold or charged-off all of its non-performing exposures.  As a result, the Bank was able to decrease its impaired Argentine loan portfolio to zero at December 31, 2006, resulting in reversals of loan loss provisions related to the portfolio for $10 million during 2006.  The reversal resulted from loan collections and sales that exceeded their respective net book values.

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with U.S. GAAP.  As a result, the Bank is required to use methods, make estimates, judgments and assumptions in applying its accounting policies that have a significant impact on the results it reports in its Consolidated Financial Statements.  Some of the Bank’s accounting policies require management to make subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  The Bank’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the estimates.

Most of the Bank’s critical accounting estimates include assessments of allowances for credit losses, impairments on the value of securities that are “other than temporary,” and the fair value of certain financial instruments.  For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements,”  note 2.

Allowance for Credit Losses

The classification of the Bank’s credit portfolio for allowances for credit losses under U.S. GAAP is determined by risk management and approved by the Credit Policy and Risk Assessment Committee (“CPER”) of the Bank’s board of directors through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying deteriorated loans, the probability of default, the expected loss, the value of collateral and current economic conditions.  Even though the Bank’s management considers its allowances for credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash to be received or other economic events.  In  addition risk management has established and maintains reserves for the potential credit losses related to the Bank’s off-balance sheet exposure.  See Item 18, “Financial Statements,” note 2(l).

The estimates of the inherent risks of the Bank’s portfolio and overall recovery vary with changes in the economy, individual industries or sectors, and countries and individual borrowers’ or counterparties’ concentrations, ability, capacity and willingness to repay their obligations. The degree to which any particular assumption effects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.  See Item 5, “Operating and Financial Review and Prospects/Operating Results/Allowance for Credit Losses.”

Fair Value of Financial Instruments

In 2008, the Bank began to determine the fair value of its financial instruments using the fair value hierarchy established in FASB Statement No. 157, “Fair Value Measurements,” (“FASB 157”) which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value.  Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting.  Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value, which are in accordance with FASB Statement No. 157.  The Bank applies the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active, or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market, in which case instruments are measured based on the best available information, which might include some internally-developed data, as well as risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When available, the Bank generally uses quoted market prices (composite prices) to determine fair value, and classifies such items within Level 1 of the fair value hierarchy established under FASB Statement No. 157.  If quoted market prices are not available, fair value is based upon internally developed valuation models that use, where possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.  Where a model is internally developed and used to price a significant product, it is subject to validation and testing by independent personnel. Such models are often based on a discounted cash flow analysis.  Additionally, 19% of the Bank’s assets are accounted for at fair value, and 5% of total assets are not actively traded in observable markets for which the Bank must use alternative valuation techniques to determine the fair value measurement.

The Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique.  Therefore, for substantially all financial instruments whose fair value is not measured on a recurring basis, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-expressed or updated subsequent to the dates of these consolidated financial statements.  As a result, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The Bank holds fixed income, securities, derivative instruments, and investments in private equity. In addition, the Bank sells securities under agreements to repurchase. The Bank holds its investments, trading assets and liabilities, and repurchase agreements on the balance sheet to manage liquidity needs and interest rate risks, and for proprietary trading.

Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Under FASB Statement No. 157 the Bank is required to take into account its own credit risk when measuring the fair value of derivative positions as well as other liabilities for which it has elected fair value accounting.  This is recognized on the balance sheet as a reduction in the associated liability to arrive at the fair value of the liability.  See Item 5 “Operating and Financial Review and Prospects/Treasury Division.”

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results.

See Item 18, “Financial Statements,” note 23.

Securities sold under repurchase agreements

The Bank enters into financing transactions under repurchase agreements in order to keep its liquidity at adequate levels required to finance its operations.  Through these transactions, the Bank receives cash and transfers securities to and/or places cash with counterparties as a guarantee for those financing transactions.  Repurchase agreements should be accounted for in the financial statements either as sales of securities or as secured financings.  SFAS No. 140 and related supporting literature emphasizes accounting for the form, rather than the substance of these transactions, which causes the application of SFAS No. 140 to become especially complex in periods of high volatility.

Despite the transfer of assets in repurchase agreements, they qualify as secured financings if and only if the following conditions are met: (1) the assets to be repurchased are the same or substantially the same as those transferred; (2) the transferor is able to repurchase them with the collateral received, keeping substantially the agreed terms, even in the event of default of the transferee; (3) the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and (4) the agreement is entered into concurrently at the transfer date.  In order to be able to repurchase assets on substantially the agreed terms, even in the case of default from the counterparty, the transferor must at all times, during the contract term, have obtained cash or other collateral sufficient to fund substantially all the cost of purchasing the transferred assets from the counterparties.  The Bank uses its judgement to establish the “substantially all” criteria, which is regularly assessed.

Changes in fair value of derivative financial instruments resulting from transfers of securities under repurchase agreements are reported in the current year’s earnings in the net gain (loss) from trading securities line item.  Changes in fair value of sovereign bonds reacquired in repurchase transactions, that are included in the trading portfolio, are also reported in the net gain (loss) from trading securities line item.  The Bank discontinued hedge accounting for interest rate swaps that hedged securities transferred under these agreements and reports them as trading derivatives.  Changes in fair value of these interest rate swaps are recorded in the net gain (loss) from trading securities line item.

See Item 18, “Financial Statements,” note 13.

Derivatives financial instruments

Derivative instruments are recorded at their nominal amount ("notional amount") in memorandum accounts.  Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments.  The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk.  All such positions are hedged with an offsetting contract for the same currency.  The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio.  Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC).  These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

Types of Derivative and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period.  The Bank designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges.  Cross currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.  Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.  The Bank designates these derivative financial instruments as fair value hedges.

The fair value adjustments applied by the Bank to its derivative carrying values consist of the following items:

Credit valuation adjustments (CVA) are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using LIBOR interest rate curves.  Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both counterparty credit risk and the Company’s own credit risk in the valuation.

The Bank’s CVA methodology comprises two steps. First, the exposure profile for each counterparty is determined using the terms of all individual derivative positions and quantitative analysis to generate a series of expected cash flows at future points in time. This process identifies specific, point in time future cash flows that are subject to nonperformance risk.  Second, market-based views of default probabilities derived from observed credit spreads in the credit default swap market, are applied to the expected future cash flows determined in step one. Own-credit CVA is determined using a fair value curve consistent with the Bank’s credit rating.  Generally, counterparty CVA is determined using CDS spread indices for each credit rating and tenor. For certain identified facilities where individual analysis is practicable counterparty-specific CDS spreads are used.  The CVA adjustment is designed to incorporate a market view of the credit risk inherent in the derivative portfolio.  However, most derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business.  In addition, all or a portion of the credit valuation adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of Bladex or its counterparties, or changes in credit mitigants (collateral and netting agreements) associated with the derivative instruments or due to the anticipated termination of the transactions.

See Item 18, “Financial Statements,” note 21.

Impairment of Investment Securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary.  Impairment of securities is evaluated considering numerous factors, and their relative significance varies case-by-case.  Factors considered in determining whether a loss is temporary include: (1) the length of time and extent to which the market value has been less than cost, (2) the severity of the impairment, (3) the cause of the impairment and the financial condition of the issuer, (4) activity in the market of the issuer which may indicate adverse credit conditions, and (5) the intent and ability of the Bank to retain the security for a sufficient period of time to allow for an anticipated recovery in market value.  If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.  Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

See Item 18, “Financial Statements,” note 2(i).

B.           Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.  The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks, as well as highly rated marketable securities.  These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day.  At December 31, 2008, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $113 million, representing 10% of the Bank’s total deposits.  The liquidity requirement resulting from these maturities is satisfied by (1) the Bank’s liquid assets, which at December 31, 2008 were $826 million (representing 71% of total deposits), and (2) average daily maturities of approximately $210 million.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of inter-bank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major rating agencies and are located outside of the Region.  These banks must have a correspondent relationship with the Bank and be approved by the Board on an annual basis.  In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years.  The majority of these instruments must be of investment grade quality A or better and must have a liquid secondary market.

The Bank performs daily reviews and controls on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk.  Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day. The Bank has also established a minimum amount of liquidity to be maintained at the end of each day, as a percentage of total assets.  As a precautionary measure, since the onset of the global financial crisis in September 2008, the Bank has consistently maintained a cash position in excess of the minimum required.

In 2007, the Bank updated its Contingent Liquidity Plan, which provides for regular stress-testing of its liquidity position.  The plan contemplates the regular monitoring of several quantified internal and external reference points (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus (“EMBI+”), cost of funds and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks, broken down by principal geographic area at December 31 of each year:

	At December 31,
	2008	2007	2006
	(in $ million)
Europe	$135	$298	$264
United States	548	17	81
Other O.E.C.D.	142	81	54
Total	$826	$396	$398

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. At December 31, 2008, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 258 days.

Medium-term assets (maturing beyond one year) totaled $1.6 billion as of December 31, 2008.  Of that amount, $593 million was comprised of liquid bonds held primarily in the Bank’s trading assets and securities available-for-sale portfolio.  The remaining $1.0 billion in medium-term assets represented commercial loans.  These medium-term loans are funded by medium-term borrowings (68%) and the Bank’s equity (32%).

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating- and fixed-rate placements.  While these sources are expected to continue to provide the majority of the funds needed by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend upon future economic and market conditions.  The following table shows the Bank’s funding distribution at December 31 of each year:

	At December 31,
	2008	2007	2006
		(in percentages)
Inter-bank deposits	30.9%	35.8%	31.6%
Securities sold under repurchase agreements	12.5%	6.9%	13.1%
Borrowings and debts	51.4%	54.6%	51.4%
Other liabilities.	5.2%	2.7%	3.8%
Total liabilities	100.0%	100.0%	100.0%

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region.  At December 31, 2008, approximately 61% of the deposits held by the Bank were deposits made by central banks of countries in the Region.  Many of these banks deposit a portion of their dollar reserves with the Bank.  The average term remaining to maturity of deposits from central banks of countries in the Region at December 31, 2008 and 2007 was 31 days and 36 days, respectively.  The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region.   At December 31, 2008, deposits from the Bank’s five largest depositors, of which three were central banks in the Region, represented 61% of the Bank’s total deposits.  See Item 18, “Financial Statements,” note 12.

The following table shows the Bank’s deposits by country at December 31 of each year:

	At December 31,
	2008	2007	2006
		(in $ million)
Argentina	$90	$75	$91
Barbados	14	28	5
Brazil	277	322	400
Cayman Island	14	33	27
Colombia	38	154	47
Costa Rica	0	10	7
Dominican Republic	5	21	27
Ecuador	205	70	99
El Salvador	28	26	27
Finland	0	10	10
Guatemala	0	0	1
Haiti	3	3	3
Honduras	56	27	14
Jamaica	2	2	2
Mexico	3	332	35
The Netherlands	26	21	18
Nicaragua	30	11	2
Panama	36	80	48
Peru	103	41	43
Trinidad and Tobago	20	20	10
Uruguay	1	0	0
United Kingdom	0	40	0
United States	0	20	19
Venezuela	219	117	121
Total	$1,169	$1,462	$1,056

Securities Sold Under Repurchase Agreements and Short-Term Borrowings

The Bank enters into repurchase agreements (“repos”) with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding.  Repurchase agreements are accounted for in the financial statements either as sales of securities or as secured financings. As of December 31, 2008, repos amounted to $474 million, an increase of $191 million from $283 million as of December 31, 2007.  See Item 18, “Financial Statements,” notes 13 and 14.

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days.  These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately 35 European and North American and 5 Asian banks provide these short-term borrowings to the Bank.  As of December 31, 2008, short-term borrowings amounted to $739 million, a decrease of $483 million from the amount as of December 31, 2007.  The decrease in short-term borrowings was the result of reduced levels of liquidity in international markets and reduced availability of credit.  The average term remaining to maturity of short-term borrowings at December 31, 2008 was approximately 86 days. See Item 18, “Financial Statements,” note 14.

The following table presents information regarding the amounts outstanding, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated:

	At and for the Year Ended December 31,
	2008	2007	2006
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks	$739	$1,222	$1,147
Discounted acceptances	0	0	10
Securities sold under repurchase agreements	474	283	438
Total short-term borrowings and securities sold under repurchase agreements	$1,213	$1,505	$1,596

Maximum amount outstanding at any month-end	$1,783	$1,505	$1,634
Amount outstanding at year-end	$1,213	$1,505	$1,596
Average amount outstanding	$1,629	$1,272	$1,042
Weighted average interest rate on average amount outstanding	3.82%	5.45%	5.21%
Weighted average interest rate on amount outstanding at year end	5.13%	5.34%	5.51%

Borrowings and Long-Term Debt

Borrowings consist of long term and syndicated loans obtained from international banks.  Debt instruments consist of notes issued under the EMTN Program and a bond issuance in Latin America.

The interest rates on long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread, which is based on several factors, including credit ratings, risk perception, and the remaining term to maturity.  The Bank uses these funds to finance its medium-term and long-term loan portfolio.  At December 31, 2008, the average term remaining to maturity of the Bank’s medium and long-term debt was 2.3 years.

The Bank’s EMTN Program has a maximum aggregate limit of $2.3 billion.  Notes issued under the EMTN Program are placed in the Euro (Regulation S), or 144A markets and are general obligations of the Bank.  The EMTN Program may be used to issue notes with maturities ranging from 90 days up to a maximum of 30 years, at fixed or floating interest rates and in various currencies.  As of December 31, 2008, the total amount outstanding under the EMTN Program with medium-term maturities was $5 million.

During 2008, the Bank finalized a $200 million five-year bilateral term loan facility with the China Development Bank and contracted a $150 million two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank.

In the third quarter of 2007, the Bank established a program for bond issuances in Peru.  The program has a maximum aggregate limit of the equivalent of $300 million.  Bonds issued under the program are denominated in Peruvian Nuevo Soles (PEN), may be issued in several series with different maturities and interest rate structures, will be offered exclusively to institutional investors domiciled in Peru, and will rank pari-passu with other debt obligations of the Bank.  The funds raised from the program are used to finance the Bank’s credit portfolio and to cover its general long-term financial needs.  The first placement of bonds under the program consisted of bonds with a maturity of seven years and a fixed rate of interest, and was subsequently swapped into U.S. dollars through a cross-currency swap.  As of December 31, 2008, the total amount outstanding under the program was PEN 123,000,000 (equivalent to $39 million).

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the interest and/or currency risk associated with a portion of the notes issued under its various programs.  See Item 18, “Financial Statements,” notes 15, 21 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Cost and Maturity Profile of Borrowed Funds and Floating- and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements at December 31, 2008:

	Amount	Weighted Average Cost
	(in $ million)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$295	3.91
Due in 31 to 90 days	657	3.82
Due in 91 to 180 days	231	3.80
Due in 181 to 365 days	109	4.62
Total	$1,291	3.90%
Short-term borrowings at floating interest rate
Due in 31 to 90 days	3	3.78
Due in 91 to 180 days	32	2.94
Due in 181 to 365 days	97	3.50
Total	$133	3.37%
Medium and long-term borrowings at fixed interest rate
Due in 1 through 6 years	$61	6.91 [1]
Total	$61	6.91%
Medium and long-term borrowings at floating interest rate
Due in 1 through 6 years	889	4.39
Total	$889	4.39%
Medium and long-term fixed-rate placements
Due in 1 through 6 years	$39	6.50
Total	$39	6.50%
Medium and long-term floating-rate placements
Due in 1 through 6 years	$5	4.75
Total	$5	4.75%

1  Represent fixed-rate interest-bearing liabilities booked in local currency to fund fixed-rate interest-earning assets in the same local currency.

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes.  The Bank controls interest rate risk through systematic monitoring of maturity mismatches.  The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds.  For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced.  An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below.  A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income.  Substantially all of the Bank’s assets and most of its liabilities are denominated in dollars and, therefore, the Bank has no material foreign exchange risk.  Non-dollar liabilities are generally converted to U.S. dollars through the use of derivatives, which, though economically perfectly hedged, might give rise to some accounting volatility.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates at December 31, 2008.  The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods:

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash and due from banks	$536	536	0	0	0	0	0
Interest-bearing deposits with banks	365	365	0	0	0	0	0
Trading assets	45	0	0	0	0	45	0
Securities available-for-sale	608	35	91	15	0	467	0
Securities held-to-maturity	28	0	28	0	0	0	0
Investment fund	151	0	0	0	0	0	151
Loans, net	$2,559	540	1,189	558	197	135	(59)
Total interest-earning assets	4,292	1,475	1,308	573	197	647	91
Non-interest earning assets	63	0	0	0	0	0	63
Other assets	7	0	0	0	0	0	7
Total assets	$4,363	$1,475	$1,308	$573	$197	$647	$162
Interest-bearing liabilities
Deposits
Demand	113	113	0	0	0	0	0
Time	1,056	766	262	27	0	0	0
Trading liabilities	14	0	0	0	0	14	0
Securities sold under repurchase agreements	474	84	292	99	0	0	0
Short-term borrowings	739	187	342	125	85	0	0
Borrowings and long-term debt	1,205	190	775	65	32	143	0
Total interest-bearing liabilities	3,601	1,340	1,671	316	117	157	0
Non-interest-bearing liabilities	183	0	0	0	0	0	183
Total liabilities	3,784	1,340	1,671	316	117	157	183
Minority interest	5	0	0	0	0	0	5
Stockholders’ equity	574	0	0	0	0	0	574
Total liabilities and stockholders’ equity	$4,363	$1,340	$1,671	$316	$117	$157	762
Interest rate sensitivity gap		135	(363)	257	81	490	(600)
Cumulative interest rate sensitivity gap		135	(229)	29	109	599
Cumulative gap as a % of total interest-earning assets		3%	-5%	1%	3%	14%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities.  The Bank’s interest rate risk arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets.  As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases.  The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates, (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates, and (3) changes in value-at-risk (“VaR”) of the Bank’s portfolio, based on statistical analysis of the historical volatility of the Bank’s portfolio.  The Bank also has used interest rate swaps as part of its interest rate risk management.  Interest rate swaps are made either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest rate flows, which involve fixed for floating-rate interest payments or vice versa.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	At December 31,
	2008	2007	2006
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Capital surplus	135,577	135,142	134,945
Capital reserves	95,210	95,210	95,210
Retained earnings	268,435	245,348	205,200
Accumulated other comprehensive income (loss)	(72,115)	(9,641)	3,328
Treasury stock	(132,763)	(133,788)	(134,768)
Total stockholders’ equity	$574,324	$612,251	$583,896

The $38 million decrease in stockholder’s equity during 2008 was the net result of:

•	Deterioration in other comprehensive income by $62 million, mostly related to net unrealized losses from the investment securities portfolio due to mark-to-market; and
•	Increased retained earnings due to the Bank’s net income of $55 million, partially offset by a total of $32 million in dividends paid to common stockholders.

The $28 million increase in stockholders’ equity during 2007 was the net result of:

•	Increased retained earnings due to the Bank’s net income of $72 million, partially offset by a total of $32 million in dividends paid to common stockholders; and
•
Decreased accumulated other comprehensive income related to derivative hedging instruments, due to the lowering of interest rates by the U.S. Federal Reserve Board in response to the global financial crisis.  This decrease was not offset by the investment securities portfolio, which is covered by interest rate swaps, due to an increase in credit spreads as a result of the liquidity shortgage in the market.

Capital reserves are established by the Bank from retained earnings and are a form of retained earnings required by Panamanian banking regulations.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves, including for the payment of dividends, require the approval of the Board and Panamanian banking authorities.  Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.

At December 31, 2008, the capital ratio of total stockholders’ equity to total assets was 13.16%.  Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board’s risk-based capital guidelines applied to the Bank, the Bank's ratios would have exceeded all applicable capital adequacy requirements.  At December 31, 2008, the Bank’s Tier 1 and total capital ratios calculated according to these guidelines were 20.4% and 21.6%, respectively.  The Banking Law (as defined under Item 4, “Information on the Company/Business Overview/Regulation”), which became effective on August 25, 2008, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8%.  At December 31, 2008, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 19%.  See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law.”

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

The following are the most important trends, uncertainties and events that are likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•
The effect of changes in global economic conditions, including oil and other commodities prices, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, on the Bank’s capacity to grow its trade financing business.

•	The effect that an economic slowdown or political events in the Region may have on the Bank’s asset quality, results of operations and growth prospects.
•
Risk perception in the Bank’s markets, increased competition, and U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s loan portfolio, and in turn impact the Bank’s net interest spreads.

•	A continued downturn in the capital markets, or a continued downturn in investor confidence, which could affect the Bank’s access to funding or increase its cost of funding.

In addition, see Item 3, “Key Information/Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations or financial condition.

E.           Off-Balance Sheet Arrangements

In the ordinary course of business, in order to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet.  At December 31, 2008, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk), credit derivatives and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. A reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting loss recorded in the income statement. See Item 18, “Financial Statements,” note 19.

Fees and commissions from off-balance sheet arrangements amounted to $7 million in 2008, compared to $6 million in 2007.  For additional information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Fees and Commissions, Net.”  In 2008, the Bank was committed to invest $1.4 million in 2008, compared to $1.5 million in 2007, in a private investment fund with the main objective of generating long-term capital appreciation through the purchase of shares and convertible debt, mainly from Mexican manufacturing corporations or foreign corporations trying to establish or expand their operations in Mexico.  See Item 18, “Financial Statements,” note 11.

No obligations have arisen from variable interest entities as defined in Financial Interpretation (“FIN”) 46R, “Consolidation of Variable Interest Entities - Reviewed,” including indemnification agreements with the Bank’s executive officers and directors. The Bank  provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances, including liabilities or related losses arising under the Securities Act and the Exchange Act.

F.           Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2008:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$1,169	$1,169	$0	$0	$0
Trading liabilities	14	14	0	0	0
Securities sold under repurchase agreement	474	474	0	0	0
Short-term borrowings	739	739	0	0	0
Borrowings and long-term debt [1]	1,205	210	498	458	39
Accrued interest payable	33	33	0	0	0
Commitment to repurchase securities sold under repurchase agreements	138	138	0	0	0
Lease obligations	3	1	1	1	0
Total contractual obligations	$3,775	$2,778	$499	$458	$39

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit	$137	$137	$0	$0	$0
Stand-by letters of credit	41	41	0	0	0
Guarantees	179	144	35	0	0
Credit derivative	3	0	3	0	0
Other commercial commitments	84	81	2	0	1
Total Commercial Commitments	$444	$403	$39	$0	$1

1 Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.

Item 6.                   Directors, Executive Officers and Employees

A.           Directors and Executive Officers

Directors

The following table sets forth certain information concerning the directors of the Bank as of the date of this Annual Report:

Name	Position Held with The Bank	Country of Citizenship	Year Term Expires	Director Since	Age
CLASS A
José Maria Rabelo Brazil	Director	Brazil	2010	2007	53
Guillermo Güémez García Deputy Governor Banco de Mexico, Mexico	Director	Mexico	2011	1997	68
Roberto Feletti Vice President Banco de la Nación Argentina, Argentina	Director	Argentina	2011	2008	50
CLASS E
Mario Covo Chief Executive Officer Finaccess International, Inc., U.S.A.	Director	U.S.A	2011	1999	51
Maria da Graça França Brazil	Director	Brazil	2010	2004	60
Herminio Blanco Chief Executive Officer Soluciones Estratégicas Consultoría, Mexico	Director	Mexico	2010	2004	58
William D. Hayes President Wellstone Global Finance, LLC, U.S.A.	Director	U.S.A.	2010	2004	65
Will C. Wood Principal Kentwood Associates, U.S.A.	Director	U.S.A.	2012	1999	69
ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chairman of the Board of Directors	Chile	2012	1990	60
Jaime Rivera Chief Executive Officer Bladex, Panama	Director	Guatemala	2012	2004	56

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994.  Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994.  He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990.  Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990.  He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd.  Prior to that, Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative.

José Maria Rabelo served as Vice President of International and Wholesale Business of Banco do Brasil, from July 2005 to May 2009.  He was employed by Banco do Brasil in various capacities since 1975, holding the positions of Director of Foreign Trade from 2004 to 2005, General Manager of the Operational Assets Restructuring Unit from 2003 to 2004, Executive Superintendent of the Credit Unit from 1999 to 2000, Executive Superintendent of the Sao Paulo Business Unit from 1998 to 1999, Executive Manager of the Credit Function Unit in 1997, Executive Manager of the Distribution Unit from 1996 to 1997, and Superintendent of the Rio Grande do Norte State Unit in 1996.  Mr. Rabelo was Commercial Director of Aliança do Brasil Insurance Company from 2000 to 2002 and has been, since 2008, the President of the Deliberative Council of PREVI, the pension fund of the employees of Banco do Brasil S.A.

Roberto José Feletti has served as Vice President of Banco de la Nación Argentina since 2006, President of Nación Fideicomisos since March 2008, Member of the Administrative Council of Economic and Finance Center Foundation for Argentina’s Development since April 2007 and Technical Representative for the Third Meeting of the Strategic Commission of Reflection on South American Integration Process held in September and October 2006 and March 2007. He also served as Secretary of Infrastructure and Planning of the City of Buenos Aires, Argentina from 2003 to 2006, President from 2001 to 2003 and Director from 1998 to 2000, both of Banco de la Ciudad de Buenos Aires, Argentina, Chairman of the Board from 2001 to 2002 and Director from 2002 to 2003, both for Red Link, and Coordinator of the Economic Studies Area of the Institute of Studies on State and Participation of State Workers’ Association in Argentina from 1991 to 1997.  Mr. Feletti also was employed in various capacities by Banco Central de la Republica Argentina from 1981 to 1991, and served as fiscal audit assistant of General Tax Administration from 1980 to 1981 and cost analyst from 1978 to 1979, both for La Vascongada in Argentina.

Mario Covo is a founding partner of Finaccess International, Inc. and has been Managing Partner of Helios Advisors in New York since 2000.  He also is one of the founders of Columbus Advisors, where he worked from 1995 to 1999.  Mr. Covo was previously employed at Merrill Lynch, where he was Head of Emerging Markets-Capital Markets from 1989 to 1995.  Prior to working at Merrill Lynch, he was employed by Bankers Trust Company of New York as Vice President in the Latin American Merchant Banking  Group  from  1985  to  1989,  focusing  on  corporate  finance and debt-for-equity  swaps.   Prior to that, Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of Dodge & Cox mutual funds.  He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood also was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Herminio A. Blanco  is the founder and since 2002 has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, and is a founding partner and since 2005 has served as Chairman of IQOM.  He has been a member of the Advisory Board of SSA Mexico since 2008.  Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel US since 2004.  He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000.  He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993.  Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel.  Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan.  He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985.  Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

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

Maria da Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007.  She also was employed by Banco do Brasil in various other capacities since 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985.  In addition, he serves as President of the following Luksic group companies:  Banchile Corredores de Bolsa, S.A. since 2007 and Inversiones Vita since 2000.  He also has served as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005.  Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange (the “NYSE”).  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Executive Officers

The following table and information sets forth the names of the executive officers of the Bank and their respective positions as of the date of this Annual Report and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	56
Rubens V. Amaral Jr.	Executive Vice President - Chief Commercial Officer	Brazil	50
Gregory D. Testerman	Executive Vice President - Senior Managing Director, Treasury & Capital Markets	U.S.A.	46
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	56
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	49
Bismark E. Rodriguez	Senior Vice President, Controller	Venezuela	41
Jaime Celorio	Senior Vice President, Chief Financial Officer	Mexico	37
Ana Maria de Arias	Senior Vice President, Organizational Performance and Development	Panama	45
Manuel Mejía-Aoun	Head of Asset Management (Bladex Asset Management)	Panama	50

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since March 2004.  He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000.  Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the  International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993.  Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007.  Mr. Testerman previously served as Senior Vice President, and Treasurer of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and previously participated in the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007.  He previously served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for PricewaterhouseCoopers, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002.  He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer.  From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Bismark E. Rodríguez has served as the Bank’s Controller since July 2007.  Mr. Rodriguez previously served as Vice President of the Internal Audit Department of the Bank since 2004.  Mr. Rodriguez also served as Senior Manager at PricewaterhouseCoopers in various capacities and countries from 1991 to 2003.  Mr. Rodriguez is a Certified Public Accountant (CPA), a Certified Internal Auditor (CIA), a Certified Financial Services Auditor (CFSA), and a Certified Control Self-Assessment Specialist (CCSA); all designations granted by The Institute of Internal Auditors (IIA).

Jaime Celorio was appointed Senior Vice President, Chief Financial Officer of the Bank, in February 2008.  Mr. Celorio previously served as Chief Financial Officer and Chief Administrative Officer for Merrill Lynch Mexico S.A. de C.V., Casa de Bolsa, Mexico from 2002 to 2007.  Mr. Celorio served as Controller Associate of Emerging Markets in New York from 1998 to 2001 and Controller Associate in Mexico from 1995 to 1998, both for the Goldman Sachs Group.  Mr. Celorio also served as Senior Auditor in the Audit Division and Supervisor in Financial Advisory Services from 1991 to 1994, both for PricewaterhouseCoopers, Mexico.

Ana Maria de Arias has served as Senior Vice President, Organizational Performance and Development of the Bank since September 2008.  Ms. Arias previously served as Senior Vice President of Human Resources and Administration from 2007 to 2008 and Senior Vice President of Human Resources and Corporate Operations from 2004 to 2007, both for the Bank.  Prior to her employment with the Bank she served as Vice President of Human Resources from 2000 to 2004 and Assistant Vice President of Human Resources from 1999 to 2000, both for Banco General, S.A., Panama.  She served in various capacities with the Human Resources department of the Panama Canal Commission, Panama, from 1990 to 1999.

Manuel Mejía-Aoun has served as Head of Asset Management of Bladex Asset Management since November 2005.  Mr. Mejía-Aoun has over 19 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America.  Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank.  In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

B.	Compensation

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008 to the executive officers employed in the Bank’s head office as a group for services in all capacities was $3,264,589.  During the year ended December 31, 2008, the Bank accrued, and in February 10, 2009 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $817,560.  At December 31, 2008, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $863,801.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008, to the executive and non-executive employees of Bladex Asset Management, a wholly-owned subsidiary of Bladex Holdings, Inc., which is in turn a wholly-owned subsidiary of the Bank, as a group, for services in all capacities, was $3,922,580.  During the fiscal year ended December 31, 2008, the Bank accrued, and on January 30 and February 4, 2009 paid, performance-based allocations and bonuses to this group of executives in the aggregate amount of $1,754,110 and $442,000, respectively.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options  and/or other similar compensation instruments to the directors,  executive officers and other non-executive employees of the Bank.

On February 12, 2008, the Bank awarded an aggregate of 172,106 stock options and 39,239 restricted stock units under the 2008 Plan to executive officers of the Bank.  The Bank granted an additional aggregate of 52,930 stock options and 12,065 restricted stock units under the 2008 Plan to other non-executive employees of the Bank.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with these restricted stock units and stock options was $178,280 and $178,301, respectively.  The remaining compensation cost for these restricted stock units and options to be charged against income is $1,255,210 over a period of the next 3.12 years.  Under the 2008 Plan, the restricted stock units originally provided for a cliff vesting period of four years.  The stock options awarded under the 2008 Plan expire seven years after the award date and are exercisable on the fourth anniversary of the award date.

In November 2008, the Board approved certain amendments to the outstanding restricted stock units and stock options awarded under the 2008 Plan, providing that they now vest at a rate of 25% per year on each anniversary of the award date.  These amendments did not result in additional compensation costs.  In November 2008, the Board approved amendments to the 2004 Indexed Option Plan (“the 2004 Plan”), as well as amendments to outstanding options under the plan, to extend the term of the options by an additional three years (to a term of ten years), and to update the index used to determine the exercise price of the options anually.  The November 2008 amendments also included an adjustment to the standard vesting schedule for options granted under the 2004 Plan, and a related amendment to the vesting schedule of options already issued under the plan, so that these outstanding options will vest at a rate of 25% per year, measured from the award date (with vesting occurring on each anniversary of the award date).  Finally, the Board also amended the exercise price of outstanding options held by U.S. taxpayers under the 2004 Plan to provide for a minimum exercise price equal to the fair market value of the Bank’s class E shares on the date of award.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with options granted to executive officers under the 2004 Plan was $379,381, and the remaining compensation cost for the options of $236,162 will be charged against income over a period of the next 1.08 years.

In November 2008, the Board also approved amendments to the 2006 Stock Option Plan related to the exercise terms of the outstanding options granted under the plan, which now vest at a rate of 25% per year, on each anniversary of the award date.  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with these options was $201,944, and the remaining $428,283 compensation cost for the options will be charged against income over a period of the next 2.12 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his or her salary.  All contributions are administered by a trust through an independent third party.  During 2008, the Bank charged to salaries expense $240,594 with respect to the contribution plan.  As of December 31, 2008, the accumulated liability payable under the contribution plan amounted to $420,370.

2008 Chief Executive Officer Compensation

The 2008 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $350,000, a performance-based stock option grant (under the 2008 Plan) with a value of $300,000, a retirement plan that included a contribution from the Bank of $22,407 during 2008, and other benefits amounting to $10,315.  In addition, the Chief Executive Officer has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or stockholders meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or stockholders meeting.  The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, stockholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2008, to the directors of the Bank as a group for their services as directors was $789,590.

The aggregate number of shares of restricted stock awarded during the year ended December 31, 2008, to non-employee directors of the Bank as a group under the 2008 Plan was 31,246 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with the shares of restricted stock awarded under the 2008 Plan was $43,981, and the remaining compensation cost for these shares of restricted stock of $430,959 will be charged against income over a period of the next 4.54 years.

In November 2008, the Board amended the terms of the restricted stocks granted under the 2003 Restricted Stock Plan.  In connection with these amendments, awards of restricted stock that were outstanding under the 2003 Restricted Stock Plan were amended to provide for a vesting schedule of 36% in 2008, 20% in 2009, 17% in 2010, 15% in 2011, and 12% in 2012 (on each anniversary of the date of award).  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against income in 2008 in connection with the restricted stock awards granted to non-employee directors was $216,628 as of December 31, 2008, and the remaining compensation cost for these restricted stock awards of $370,685 will be charged against income over a period of the next 3.26 years.

As noted in “Executive Officers Compensation” above, in November 2008, the Board approved certain amendments to the 2004 Plan, and the outstanding options granted under this plan.  These amendments provided for a ten-year term for each option, an updated index to determine the exercise price of these options, and an adjusted vesting schedule under the plan.  For outstanding options granted under the 2004 Plan, the vesting schedule was specifically amended to a rate of 25% per year, measured from the award date (with vesting occurring on each anniversary of the award date) and the exercise price for options held by U.S. taxpayers was adjusted to include a minimum exercise price equal to the fair market value of the Bank’s class E shares on the date of award.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with options granted to directors under the 2004 Plan was $60,449, and the remaining compensation cost for these options of $21,512 will be charged against income over a period of the next 1.08 years.

In November 2008, the Board also approved certain amendments to the vesting schedule of options awarded under the 2006 Stock Option Plan, with 25% of these options vesting on each anniversary of the date of award.  These amendments do not result in an additional compensation cost.  As of December 31, 2008, the compensation cost charged against 2008 income in connection with the options granted under the 2006 Stock Option Plan was $34,391, and the remaining compensation cost for these options of $39,648 will be charged against income over a period of the next 2.12 years.

Beneficial Ownership

As of December 31, 2008, the Bank’s executive officers and directors and members of the Advisory Council, as a group, owned an aggregate of 151,666 class E shares, which was approximately 0.6% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options, deferred equity units, restricted stock units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2008, as well as the restricted stock units and stock options granted in February 2009 under the 2008 Plan:

Name and Position of Executive Officer(1)	Number of Shares Beneficially Owned as of Dec. 31, 2008	Number of Shares that may be acquired within 60 days of Dec. 31, 2008	Stock Options (2) (1999 Stock Option Plan and 2006 Stock Option Plan) (pending to vest)	Deferred Equity Units (3)	Indexed Stock Options (4) (pending to vest)	Restricted Stock Units (2008 Stock Incentive Plan) (5)	Stock Options (2008 Stock Incentive Plan) (5) (pending to vest)
Jaime Rivera Chief Executive Officer	1,400	181,973	26,495	0	13,319	30,353	137,129
Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	0	118,012	13,248	0	8,779	29,138	131,800
Gregory D. Testerman Executive Vice President Senior Managing Director, Treasury & Capital Markets	0	38,996	10,599	0	5,250	30,110	136,064
Miguel Moreno Executive Vice President, Chief Operating Officer	5,724	44,216	5,299	0	3,819	13,113	59,115
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	31,840	28,459	11,698	621	3,020	7,619	34,318
Bismark E. Rodriguez L. Senior Vice President Controller	0	1,745	0	0	0	3,278	14,778
Jaime Celorio Senior Vice President, Chief Financial Officer	0	588	0	0	0	904	4,067
Ana Maria de Arias Senior Vice President, Organizational Performance and Development	1,670	27,170	5,299	0	1,812	7,163	32,417
Total	40,634	441,159	72,638	621	35,999	121,678	549,688

(1)	The executive and non-executive employees of Bladex Asset Management, Inc., are not eligible to receive grants under any of the equity compensation plans.
(2)
Only includes 68,888 stock options granted to executive officers on February 13, 2007, under the 2006 Stock Incentive Plan, and 3,750 stock options granted under the Bank’s 1999 Stock Option Plan.  In addition, an aggregate number of  33,911 stock options were granted to other non-executive employees under the 2006 Stock Option Plan.

(3)
Deferred Equity Units granted under the Bank's Deferred Compensation Plan (“DC Plan”).  In addition, as of the date hereof, there are 2,439 outstanding units that were granted to former executive officers of the Bank under the DC Plan.

(4)	An aggregate amount of 23,549 indexed stock options was granted to other non-executive employees.
(5)
Only includes 549,688 stock options and 121,678 restricted stock units granted to executive officers on February 12, 2008, and February 10, 2009.  Additionally, an aggregate amount of 52,930 stock options and 12,065 restricted stock units were granted to other non-executive employees of the Bank on February 12, 2008, and an aggregate amount of 181,379 stock options and 39,773 restricted stock units were granted to other non-executive employees of the Bank on February 10, 2009.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options, and stock options, held as of December 31, 2008:

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2008 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2008	Stock Options (2006 Stock Option Plan) (pending to vest)	Restricted Shares (2)	Indexed Stock Options (pending to vest)
Guillermo Güémez García (3)	0	0	0	0	0
Roberto Feletti (4)	0	0	0	0	0
José Maria Rabelo (5)	0	0	0	0	0
Will C. Wood	10,480	6,482	1,061	5,895	536
Mario Covo	8,480	6,482	1,061	5,895	536
Herminio Blanco	28,005	6,482	1,061	5,895	536
William Hayes	20,275	6,482	1,061	5,895	536
Maria da Graça França	5,630	0	0	5,162	0
Gonzalo Menéndez Duque	12,722	9,727	1,591	8,844	803
Total	85,592	35,655	5,835	37,586	2,947

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan.
(2)
Under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan, directors receiving restricted shares will have the same rights as stockholders of the Bank, except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary from the award date.  In November 2008, the Board of Directors approved partial vestings of 20% each year on the anniversary date of the grant.

(3)
8,480 class E shares corresponding to Mr. Güemez's entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan have been issued to his employer, Banco de Mexico. In addition, an aggregate number of 2,119 stock options to which Mr. Güemez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico; 1,058 of these options may be acquired within 60 days of December 31, 2008.

(4)	3,289 class E shares corresponding to Mr. Feletti's entitlement under the 2008 Stock Incentive Plan have been issued to his employer, Banco de la Nación Argentina.
(5)	5,630 class E shares corresponding to Mr. Rabelo's entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan were issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 14.

C.	Board Practices

Corporate Governance

The Board has decided not to establish a corporate governance committee.  Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules (the “NYSE Rules”) on its website at http://www.bladex.com.

Stockholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Attn: Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director & Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide stockholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports.”

Information as to Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship, and ages of the Bank’s non-executive officers (“Dignatarios”), and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote, unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque [1] Director Banco de Chile, Chile	Chile	Chairman of the Board	60
Maria da Graça França	Brazil	Treasurer	60
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	48

1    Mr. Gonzalo Menéndez Duque was re-elected Chairman in April 2009 by the Board.

Committees of the Board

The Board conducts its business through meetings of the Board and through its committees.  During the year ended December 31, 2008, the Board held ten meetings.  Each director attended an average of 91% of the total number of Board meetings held during the year ended December 31, 2008.  Each director also attended the prior year’s annual shareholder’s meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2008:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	8
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	8
Business Committee	5	5
Nomination and Compensation Committee	4	11

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman), Gonzalo Menéndez Duque, Maria da Graça França, and Roberto Feletti.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the NYSE Rules, and Agreement No. 04-2001 of the Superintendency of Banks.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

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

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require.  During the year ended December 31, 2008, the committee met eight times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

See Item 16A, “Audit and Compliance Committee Financial Expert” and Item 16C, “Principal Accountant Fees and Services.”

Credit Policy and Risk Assessment Committee (“CPER”)

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that, except for Guillermo Güémez, all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco and José Maria Rabelo.

The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume.  The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from the Bank’s Risk Management Department, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management.  The committee meets at least four times per year.  During the year ended December 31, 2008, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that except for Guillermo Güémez, all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Hayes and José Maria Rabelo.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives.  As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year.  During the year ended December 31, 2008, the committee held eight meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board and was established in February 2008.  The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and José Maria Rabelo.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective will always be to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the year ended December 31, 2008, the committee held five meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the NYSE Rules, and Agreement No. 04-2001 of the Superintendency of Banks.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Mario Covo, William Hayes and Roberto Feletti.

The Nomination and Compensation Committee meets at least four times per year. During the year ended December 31, 2008, the committee held eleven meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by stockholders.  All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by stockholders.  For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Stockholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website  at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Amended and Restated Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2008 amounted to $10,000.  During the year ended December 31, 2008, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank:

Name	Position	Country of Citizenship	Age
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	74
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile	55
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	62
Enrique Cornejo	Minister of Transportation and Communications, Peru	Peru	52
Santiago Perdomo	President Banco Colpatria – Red Multibanca Colpatria	Colombia	51

D.	Employees

As of December 31, 2008, the total number of permanent employees was 194, which were geographically distributed as follows: Head Office in Panama: 155; New York Agency: 7; Bladex Asset Management: 5; representative office in Argentina: 5; representative office in Brazil: 13; representative office in Mexico: 5; and Florida International Administrative Office: 4.

E.	Share Ownership

See Item 6, “Directors, Senior Management and Employees/Compensation/Beneficial Ownership.”

Item 7.                    Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2008, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9.7% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock at December 31, 2008:

	At December 31, 2008
	Number of Shares	% of Class	% of Total
Class A
Banco de la Nación Argentina[1] Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348.00	16.5	2.9
Banco do Brasil[2] SBS Quadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556.00	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador Ave. Amazonas entre Juan Pablo Sanz y Atahualpa Quito, Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.3%	11.4%
Total Shares of Class A Common Stock	6,342,189.16	100.0%	17.4%

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,460.98	33.8	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,944.50	11.3	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,172.50	5.6	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	50.7%	3.6%
Total Shares of Class B Common Stock	2,617,783.63	100.0%	7.2%

Class E [3]	Number of Shares	% of Class	% of Total
Arnhold and S. Bleichroeder Advisers, LLC 1345 Avenue of the Americas New York, New York 10105-4300	3,541,212.00	12.9	9.7
Brandes Investment Partners, LP 11988 El Camino Real, Suite 500 San Diego, California 92130	2,173,513.00	7.9	6.0
Sub-total shares of Class E Common Stock	5,714,725.00	20.8%	15.7%
Total Shares of Class E Common Stock	27,453,115.00	100.0%	75.4%

Total Shares of Common Stock	36,413,087.79	100.0%	100.0%

[1]
Does not include an aggregate of 3,289 class E shares corresponding to Mr. Roberto Feletti’s entitlement under the 2008 Stock Incentive Plan, that were issued to his employer, Banco de la Nación Argentina.

[2]
Does not include an aggregate of 5,630 class E shares corresponding to Mr. José Maria Rabelo’s entitlement under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan, that were issued to his employer, Banco do Brasil.

[3]	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated December 31, 2008.

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

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

At December 31, 2008, the Bank did not have any outstanding credit facility with related parties as defined by the Superintendency of Banks.

C.	Interests of Experts and Counsel

Not required in this Annual Report.

Item 8.                    Financial Information

A.	Consolidated Statements and Other Financial Information

 The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock, and the Board from time to time has declared special dividends to its stockholders.  Dividends are declared at the Board’s discretion.

The following table shows information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 7, 2009	April 27, 2009	$0.15
February 9, 2009	January 29, 2009	$0.22
October 31, 2008	October 22, 2008	$0.22
July 31, 2008	July 21, 2008	$0.22
April 4, 2008	March 25, 2008	$0.22
January 17, 2008	January 7, 2008	$0.22

The following table shows information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2008) and /or since the most recent interim financial statements (March 31, 2009).

Item 9.                    The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.”  The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $)
	High	Low
2008	20.74	8.17
2007	23.17	15.52
2006	18.70	14.59
2005	25.50	15.34
2004	20.00	14.00
2009:
May	13.89	11.92
April	12.94	9.26
March	11.48	6.83
February	11.38	8.61
January	14.99	8.78
2008:
December	14.89	11.09
2009:
First Quarter	14.99	6.83
2008:
First Quarter	16.53	13.33
Second Quarter	19.46	15.50
Third Quarter	20.74	13.25
Fourth Quarter	14.89	8.17
2007:
First Quarter	17.12	15.52
Second Quarter	21.60	16.50
Third Quarter	23.17	16.53
Fourth Quarter	21.29	15.81

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded.  The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 75% of the total shares of the Bank’s common stock issued and outstanding at December 31, 2008.  The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis.

D.	Selling Stockholders

Not required in this Annual Report.

E.	Dilution

Not required in this Annual Report.

F.	Expenses of the Issue

Not required in this Annual Report.

Item 10.                  Additional Information

A.	Share Capital

Not required in this Annual Report.

B.	Memorandum and Articles of Association

The Amended and Restated Articles of Incorporation, filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the SEC on February 24, 2003 and Item 10.B of the Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on June 23, 2005 are referred to and incorporated by reference into this Item 10.B.

C.	Material Contracts

The Bank has not entered into any material contract outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report.  See Item 18, “Financial Statements,” note 20.

D.	Exchange Controls

Currently, there are no restrictions or limitations under Panamanian law on the export or import of capital, including foreign exchange controls, the payment of dividends or interest, or the rights of foreign stockholders to hold or vote stock.

E.	Taxation

The following is a summary of certain U.S. federal and Panamanian tax matters that may be relevant with respect to the acquisition, ownership and disposition of the Bank’s Class E shares.  Prospective purchasers of Class E shares should consult their own tax advisors as to the United States, Panamanian or other tax consequences of the acquisition, ownership and disposition of Class E shares.

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

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares.  To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares.  See Item 10, “Additional Information/Taxation/United States Taxes-Taxation of Capital Gains.”  The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

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

General Principle

The Bank is exempt from income tax in Panama under a special exemption granted to the Bank pursuant to Contract 103-78 of July 25, 1978 between the Nation and Bladex.  In addition, under general rules of income tax in Panama, only income that is deemed to be Panamanian source income is subject to taxation in Panama. Accordingly, since the Bank’s income is derived primarily from sources outside of Panama and is not deemed to be Panamaian source income, even in the absence of the special exemption, the Bank would have limited income tax liability in Panama.

Taxation of Distributions

Dividends, whether cash or in kind, paid by the Bank in respect of its shares are also exempt from dividend tax or other withholding under the special exemption described above.  In the absence of this special exemption, there would be a 10% withholding tax on dividends or distributions paid in respect of the Bank’s registered shares to the extent the dividends were paid from income derived by the Bank from Panamanian sources.

Taxation of Capital Gains

Since the Class E shares are listed on the NYSE, any capital gains realized by an individual or a corporation, regardless of its nationality or residency, on the sale or other disposition of such shares outside of Panama, would be exempted from capital gains taxes or any other taxes in Panama.

F.           Dividends and Paying Agents

Not required in this Annual Report.

G.          Statement by Experts

Not required in this Annual Report.

H.           Documents on Display

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Mr. Jaime Celorio, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Celorio at country code + (507) 210-8630.  Written requests may also be faxed to Mr. Celorio at country code + (507) 269-6333 or sent via e-mail to jcelorio@bladex.com.  Information is also available on the Bank’s website at: http://www.bladex.com.

I.            Subsidiary Information

Not applicable.

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

The Bank’s businesses are subject to market risk.  The components of market risk are interest rate risk inherent in the Bank’s balance sheet, price risk in the Bank’s principal investment portfolio and market value risk in the Bank’s trading portfolios.  For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources,” and Item 18, “Financial Statements,” notes 2(r)  and 21.

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(r) and 21.  For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 6.

The table below lists for each of the years 2009 to 2013 the notional amounts and weighted interest rates, as of December 31, 2008, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.

Expected maturity date
	2009	2010	2011	2012	2013	There- after	Without maturity	Total 2008	Fair value 2008
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Fixed rate
U.S. Dollars	87,975	30,000	29,222	50,000	90,000	233,000	-	520,197	555,481
Average fixed rate	5.19%	7.46%	8.90%	9.69%	9.83%	8.21%	-	8.11%
Floating rate
U.S. Dollars	-	41,000	-	25,000	-	25,000	-	91,000	80,581
Average floating rate	-	3.30%	-	2.82%	-	3.95%	-	3.34%
Loans
Fixed rate
U.S. Dollars	823,126	6,888	24,643	3,777	1,479	-	-	859,913	850,312
Average fixed rate	5.03%	6.81%	7.04%	7.11%	6.83%	-	-	5.11%
Mexican Peso	26,766	31,105	11,677	2,249	1,524	-	-	73,321	76,706
Average fixed rate	10.29%	10.27%	9.72%	11.69%	12.07%	-	-	10.27%
Floating rate
U.S. Dollars	738,680	305,905	265,387	221,802	88,585	53,998		1,674,357	1,536,705
Average floating rate	4.79%	4.53%	4.12%	3.52%	4.43%	5.01%		4.46%
Mexican Peso	7,304	-	-	-	-	-	-	7,304	7,257
Average floating rate	11.78%	-	-	-	-	-	-	11.78%
Euro	1,216	1,574	783	175	-	-	-	3,748	3,626
Average floating rate	6.21%	6.21%	6.22%	6.26%	-	-	-	6.21%
LIABILITIES
Borrowings and Placements(1)
Fixed rate
U.S. Dollars	1,138,394	14,919	4,852		-	-	-	1,158,165	1,156,233
Average fixed rate	3.75%	3.95%	2.76%		-	-	-	3.75%
Mexican Peso	27,726	27,726	10,710	1,846	1,087	-	-	69,095	71,657
Average fixed rate	8.38%	8.38%	8.42%	9.36%	9.59%	-	-	8.43%
Euro	80,333	-	-	-	-	-	-	80,333	80,453
Average fixed rate	5.70%	-	-	-	-	-	-	5.70%
Yen	44,114	-	-	-	-	-	-	44,114	44,046
Average fixed rate	1.79%	-	-	-	-	-	-	1.79%
Peruvian Soles	-	-	-	-	-	39,135	-	39,135	38,362
Average fixed rate	-	-	-	-	-	6.50%	-	6.50%
Floating rate
U.S. Dollars	132,634	428,135	11,405	150,000	200,00	-	-	922,174	857,154
Average floating rate	3.37%	3.78%	3.53%	1.88%	4.73%	-	-	3.61%
Mexican Peso	-	-	-	-	104,857	-	-	104,857	90,062
Average floating rate	-	-	-	-	9.63%	-	-	9.63%

Interest Rate Swaps
U.S. Dollars floating to fixed	15,000	30,000	28,400	70,000	90,000	233,000	-	466,400	(48,557)

Expected maturity date
	2009	2010	2011	2012	2013	There- after	Without maturity	Total 2008	Fair value 2008
($ Equivalent in thousand)
Average pay rate	8.50%	7.46%	8.88%	8.62%	9.83%	8.21%	-	8.58%
Average receive rate	7.24%	5.52%	8.10%	6.83%	7.66%	6.46%	-	6.81%
Cross Currency Swaps
Receive US Dollars	871	1,126	560	125	-	-	-	2,682	(263)
U.S. Dollars fixed rate	4.17%	4.17%	4.17%	4.19%	-	-	-	4.17%
Pay US Dollars	102	116	131	148	146,744	41,020	-	188,261	(40,901)
U.S. Dollars fixed rate	5.94%	5.94%	5.94%	5.94%	6.38%	-	-	6.38%
U.S. Dollars fixed rate	-	-	-	-	-	5.35%	-	5.35%
Pay Euro	871	1,126	560	125	-	-	-	2,682
Euro fixed rate	7.96%	7.82%	7.83%	7.36%	-	-	-	7.84%
Receive Mexican Peso	102	116	131	148	146,744	-	-	147,241
Mexican peso fixed rate	16.10%	16.10%	16.10%	16.10%	9.63%	-	-	9.65%
Receive Peruvian Soles	-	-	-	-	-	41,020	-	41,020
Peruvian Soles fixed rate	-	-	-	-	-	6.50%		6.50%
Forward Currency Exchange Agreements
Receive U.S. Dollars/Pay Mexican Pesos	11,723	4,820	1,236	436	350	-	-	18,565	3,580
Average exchange rate	11.25	11.83	11.96	12.51	13.13	-	-	11.52
Pay U.S. Dollars/Receive Mexican Pesos	180	11	-	-	-	-	-	191	(4)
Average exchange rate	11.18	11.75	-	-	-	-	-	11.21
Pay U.S. Dollars/Receive Euro	84,673	-	-	-	-	-	-	84,673	(2,176)
Average exchange rate	1.43	-	-	-	-	-	-	1.43
Pay U.S. Dollars/Receive Yen	40,132	-	-	-	-	-	-	40,132	4,201
Average exchange rate	100.12	-	-	-	-	-	-	100.12
TRADING
Trading Assets
Debt securities:
Fixed rate
U.S. Dollars	-	-	11,000	-	-	10,000	-	21,000	21,965
Average fixed rate	-	-	9.62%	-	-	7.25%	-	8.49%
Forward repurchase agreements
U.S. Dollars	16,043	-	-	-	-	-	-	16,043	16,087
Average fixed rate	3.97%	-	-	-	-	-	-	3.97%
Retained interest on repurchase agreements	6,886	-	-	-	-	-	-	6,886	6,886
U.S. Dollars	8.10%	-	-	-	-	-	-	8.10%
Trading Liabilities
Interest rate swaps:
U.S. Dollars floating to fixed	-	-	59,527	-	90,700	25,000	-	175,227	14,065
Average pay rate	-	-	9.00%	-	7.73%	6.07%	-	7.92%
Average receive rate	-	-	8.17%	-	6.27%	5.37%	-	6.79%
Credit derivative:
U.S. Dollars	-	3,000	-	-	-	-	-	3,000	91
Average fixed rate	-	0.5%	-	-	-	-	-	0.5%

(1) Borrowings and placements include securities sold under repurchase agreements and short and long-term borrowings and debt.

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

For information regarding the fair value disclosure of financial instruments, see Item 18,  “Financial Statements,” note 23.  For information regarding the fair value of trading assets and liabilities of the Fund, See Item 18, “Financial Statements,” notes 2(d) and 7.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars.  Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another.  In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2008, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes.  At December 31, 2008, the Bank had an equivalent of $338 million of non-U.S. dollar financial liabilities, which matched funded asset transactions in the same currency.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

a) Disclosure Controls and Procedures

The Bank maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Such controls include those designed to ensure that information for disclosure is accumulated and communicated to the members of the Board and management, as appropriate to allow timely decisions regarding required disclosure.

The CEO and the Chief Financial Officer (the “CFO”), evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2008.  Refer to Item 18, Section c.

b) Management’s Annual Report on Internal Control Over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f).  With the participation and supervision of the Bank’s CEO and CFO, its management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2008.

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

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Bank’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Bank’s transactions and dispositions of its assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Bank’s receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and the Board; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on its financial statements.

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

Policies, procedures and controls established to assess the risks over financial information related to: a) recognition as sales of securities of certain repurchase agreements in accordance with FASB Statement No. 140, and b) the fair value measurement of  financial liabilities that resulted from certain hedging derivative contracts (forward contracts) due to the adoption of FASB Statement No.157, did not identify effectively if (i) the escalating credit and liquidity crisis of international markets in late 2008 as it relates to the application of FASB Statement No. 140 and (ii) the implementation of the new accounting standard FASB Statement No. 157, impacted the effectiveness of existing policies, procedures and controls over financial information, or required changes in their design.  As a result, the Bank’s policies, procedures and financial controls related to the two items discussed above were not modified in response to the rapid deterioration of liquidity in the market regarding repurchase agreements with respect to FASB Statement No. 140 or designed appropriately with respect to the fair value of financial liabilities under certain hedging derivative contracts under FASB Statement No. 157, and thus were ineffective at December 31, 2008.  This material weakness resulted in an audit adjustment to recognize a net charge to results in the fourth quarter of 2008 in the amount of $13 million.  See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income.”

As a result of the specified weakness regarding certain aspects related to FASB Statement No. 140 and FASB Statement No. 157, the CEO and CFO have concluded that the Bank’s internal control over financial reporting was not effective as of December 31, 2008.  No other material weaknesses, other than the aforementioned, that may expose the Bank to financial information risks at such date.

c) Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Deloitte Inc, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting, which is included in Item 18, “Financial Statements”, for reference.

d) Changes in Internal Controls

There has been no change in the Bank’s internal control over financial reporting  during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  During the first quarter of 2009, the Bank’s management has taken necessary actions in order to remediate the material weakness, through revisions improving its accounting policies and procedures related to the recognition and measurement of the types of transactions involved, as well as providing training to reinforce the monitoring of this types of transactions.  In addition, the Bank’s management has performed self-assessments using checklists and has carried effectiveness tests to determine that the new controls implemented are being executed in an effective manner.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

The Board has determined that at least one member of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Mr. Gonzalo Menéndez Duque.

Item 16B.	Code of Ethics

The Bank has adopted a code of ethics that applies to the Bank’s principal executive officers and principal financial and accounting officers.  The Bank’s Code of Ethics  includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules. A copy of the Bank’s Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F. Stockholders may request a hard copy of the Bank’s Code of Ethics, free of charge, from the following contact:

Mr. Jaime Celorio
Chief Financial Officer
Banco Latinoamericano de Comercio Exterior, S.A. (Bladex)
Tel.: (507) 210-8630
Fax: (507) 269-6333
e-mail: jcelorio@bladex.com

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc. , the Bank’s independent accounting firm, for each of the years ended December 31, 2007 and 2008:

	2008	2007

Audit fees	$482,000	$426,495
Tax fees	0	0
All other fees	71,000	39,509
Total	$553,000	$466,004

The following is a description of the type of services included within the categories listed above:

•
Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.  During 2008 and 2007, no audit-related fees were paid by the Bank.

•	Tax fees include aggregate fees billed for professional services for tax compliance, tax advice and tax planning.
•	All other fees include aggregate fees billed for products and services provided by Deloitte, Inc. to the Bank, other than the services described in the two preceding paragraphs.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent accounting firm.  All of the services related to the audit-related fees, tax fees and all other fees described above were approved by the Audit and Compliance Comitte.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16G.	Corporate Governance

There are two significant differences between the corporate governance practices of the Bank and those required by the NYSE for domestic companies in the United States.

First, under Section 303A.04 of the NYSE Rules, a listed company must have a nomination/corporate governance committee comprised entirely of independent directors.  However, it is common practice among public companies in Panama not to have a corporate governance committee.  The Bank addresses all corporate governance matters in plenary meetings of the Board, and the Audit and Compliance Committee has been given the responsibility of improving the Bank’s corporate governance practices and monitoring compliance with such practices.

Second, under Section 303A.08 of the NYSE Rules, stockholders must approve all equity compensation plans and material revisions to such plans, subject to limited exceptions.  However, under Panamanian law, any contracts, agreements and transactions between the Bank and one or more of its directors or officers, or companies in which they have an interest, only need to be approved by the Board, including equity compensation plans.  The Board though must inform stockholders of the equity compensation plans and/or material revisions to such plans at the next stockholders’ meeting.  In addition, stockholders may revoke the Board’s approval of the equity compensation plans and/or material revisions to such plans at a meeting, if there is adequate justification and whenever convenient, by invoking the fiduciary duty of the directors that approved such plans and/or revisions.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation
Exhibit 1.2.	By-Laws*
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer
Exhibit 14.1.	Code of Ethics**

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2002 filed with the SEC on February 24, 2003.
**	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 20, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

June 26, 2009

Banco Latinoamericano
de Exportaciones, S. A.
and Subsidiaries

With Reports of Independent Registered
Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2007,
and Related Consolidated Statements of Income, Stockholders’
Equity, Comprehensive Income and Cash Flows for Each of the
Three Years in the Period Ended December 31, 2008

Deloitte-Panamá

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Independent Auditors’ Report and
Consolidated Financial Statements 2008, 2007 and 2006

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Exportaciones, S.A.

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Exportaciones, S.A. and subsidiaries (the “Bank”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Exportaciones, S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in 2008 the Bank’s subsidiary, Bladex Offshore Feeder Fund, began to account for its investment in the Bladex Capital Growth Fund using the specialized accounting for investment companies in the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies. The Bank maintained this specialized accounting in its consolidated financial statements. This change was accounted for as a change in reporting entity on a retrospective basis.

Auditoría . Impuestos . Consultoría . Asesoría Financiera.	A member firm of Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an adverse opinion on the Bank’s internal control over financial reporting because of a material weakness.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Panama.

(Signed by Deloitte)

March 16, 2009
Panama, Republic of Panama

KPMG	Teléfono: (507) 208-0700
Apartado Postal 816-1089	Fax: (507) 263-9852
Panamá 5, República de Panamá	Internet: www.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Banco Latinoamericano de Exportaciones, S. A.:

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity, comprehensive income, and cash flows of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Banco Latinoamericano de Exportaciones, S. A. and subsidiaries for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

February 28, 2007
Panama, Republic of Panama

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated balance sheets
December 31, 2008 and 2007
(in US$ thousand, except share amounts)

	Notes	2008	2007
Assets
Cash and due from banks	4,23	11,474	596
Interest-bearing deposits in banks (including pledged deposits of $75,004 in 2008 and $5,500 in 2007)	4,23	889,119	400,932
Trading assets (including pledged assets of $21,965 in 2008)	5,23	44,939	-
Securities available-for-sale (including pledged securities of $479,724 in 2008 and $322,926 in 2007)	6,23	607,918	468,360
Securities held-to-maturity (market value of $28,144 in 2008) (including pledged securities of $28,410 in 2008)	6,23	28,410	-
Investment fund	7,23	150,695	81,846
Loans	8,23	2,618,643	3,731,838
Less:
Allowance for loan losses	9,23	54,648	69,643
Unearned income and deferred fees		4,689	5,961
Loans, net		2,559,306	3,656,234

Customers' liabilities under acceptances	23	1,375	9,104
Premises and equipment (net of accumulated depreciation and amortization of $11,594 in 2008 and $9,704 in 2007)	10	7,970	10,176
Accrued interest receivable	23	46,319	62,375
Derivative financial instruments used for hedging - receivable	21,23	7,777	122
Other assets	11	7,376	8,826
Total assets	3	4,362,678	4,698,571

Liabilities and stockholders' equity

Deposits:	12,23
Noninterest-bearing - Demand		718	890
Interest-bearing - Demand		112,304	110,606
Time		1,056,026	1,350,875
Total deposits		1,169,048	1,462,371

Trading liabilities	5,23	14,157	13
Securities sold under repurchase agreements	4,5,6,13,23	474,174	283,210
Short-term borrowings	14,23	738,747	1,221,500
Borrowings and long-term debt	15,23	1,204,952	1,010,316
Acceptances outstanding	23	1,375	9,104
Accrued interest payable	23	32,956	38,627
Derivative financial instruments used for hedging - payable	21,23	91,897	16,899
Reserve for losses on off-balance sheet credit risk	9	30,724	13,727
Other liabilities		25,635	30,553
Total liabilities	3	3,783,665	4,086,320

Commitments and contingent liabilities	11,19,20,21,24

Minority interest in the investment fund		4,689	-

Stockholders' equity:	16,17,18,22,25
Class "A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class "B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,617,784 in 2008 and 2,660,847 in 2007)		21,241	21,528
Class "E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 27,453,115 in 2008 and 27,367,113 in 2007)		214,332	214,045
Additional paid-in capital in excess of assigned value of common stock		135,577	135,142
Capital reserves		95,210	95,210
Retained earnings		268,435	245,348
Accumulated other comprehensive loss	6,22	(72,115)	(9,641)
Treasury stock	16	(132,763)	(133,788)
Total stockholders' equity		574,324	612,251

Total liabilities and stockholders' equity		4,362,678	4,698,571

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of income
Years ended December 31, 2008, 2007 and 2006
(in US$ thousand, except per share amounts)

	Notes	2008	2007	2006
Interest income:
Deposits with banks		7,574	12,729	6,035
Trading assets		648	-	-
Investment securities:
Available-for-sale		31,745	19,595	16,780
Held-to-maturity		746	1,337	5,985
Investment fund		3,485	9,587	8,748
Loans		200,045	221,621	165,802
Total interest income		244,243	264,869	203,350
Interest expense:
Deposits		44,364	70,443	56,611
Investment fund		2,296	4,197	4,639
Short-term borrowings		63,239	70,244	55,000
Borrowings and long-term debt		56,497	49,415	28,263
Total interest expense		166,396	194,299	144,513
Net interest income		77,847	70,570	58,837

Reversal (provision) for loan losses	9	18,540	(11,994)	(11,846)
Net interest income, after reversal (provision) for loan losses		96,387	58,576	46,991

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	9	(16,997)	13,468	24,891
Fees and commissions, net		7,252	5,555	6,393
Derivative financial instruments and hedging	21	9,956	(989)	(225)
Recoveries on assets, net of impairments	6,11	(767)	(500)	5,551
Net gain (loss) from investment fund trading		21,357	23,878	1,091
Net gain (loss) from trading securities	13	(20,998)	(12)	(212)
Net gain on sale of securities available-for-sale	6	67	9,119	2,568
Gain (loss) on foreign currency exchange		(1,596)	115	(253)
Other income (expense), net		656	(6)	36
Net other income (expense)		(1,070)	50,628	39,840

Operating expenses:
Salaries and other employee expenses		20,227	22,049	16,826
Depreciation, amortization and impairment of premises and equipment	10	3,720	2,555	1,406
Professional services		3,765	3,181	2,671
Maintenance and repairs		1,357	1,188	1,000
Expenses from the investment fund		2,065	381	-
Other operating expenses		8,856	7,673	7,026
Total operating expenses		39,990	37,027	28,929

Income before participation of the minority interest in gains of the investment fund		55,327	72,177	57,902

Participation of the minority interest in gains of the investment fund		(208)	-	-

Net income		55,119	72,177	57,902

Basic earnings per share		1.51	1.99	1.56

Diluted earnings per share		1.51	1.98	1.54

Average basic shares	18	36,388	36,349	37,065

Average diluted shares	18	36,440	36,414	37,572

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of changes in stockholders' equity
Years ended December 31, 2008, 2007 and 2006
(in US$ thousand)

					Accumulated
		Additional			other		Total
	Common	paid-in	Capital	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserves	earnings	income (loss)	stock	equity

Balances at January 1, 2006	279,979	134,340	95,210	212,916	619	(106,282)	616,782
Net income	-	-	-	57,902	-	-	57,902
Other comprehensive income	-	-	-	-	2,709	-	2,709
Compensation cost - indexed stock option plan	-	606	-	-	-	-	606
Issuance of restricted stock	-	-	-	(49)	-	144	95
Exercised stock options pursuant to compensation plan	-	-	-	(14)	-	27	13
Repurchase of Class "E" common stock	-	-	-	-	-	(28,657)	(28,657)
Difference in fractional shares in conversion of common stocks	1	(1)	-	-	-	-	-
Dividends declared	-	-	-	(65,555)	-	-	(65,555)
Balances at December 31, 2006	279,980	134,945	95,210	205,200	3,328	(134,768)	583,895
Net income	-	-	-	72,177	-	-	72,177
Other comprehensive loss	-	-	-	-	(12,969)	-	(12,969)
Compensation cost - indexed stock option plan	-	1,130	-	-	-	-	1,130
Issuance of restricted stock	-	(644)	-	-	-	531	(113)
Exercised stock options pursuant to compensation plan	-	(289)	-	-	-	449	160
Dividends declared	-	-	-	(32,029)	-	-	(32,029)
Balances at December 31, 2007	279,980	135,142	95,210	245,348	(9,641)	(133,788)	612,251
Net income	-	-	-	55,119	-	-	55,119
Other comprehensive loss	-	-	-	-	(62,474)	-	(62,474)
Compensation cost - stock option and restricted stock unit plans	-	1,033	-	-	-	-	1,033
Issuance of restricted stock	-	(484)	-	-	-	745	261
Exercised stock options pursuant to compensation plan	-	(114)	-	-	-	280	166
Dividends declared	-	-	-	(32,032)	-	-	(32,032)
Balances at December 31, 2008	279,980	135,577	95,210	268,435	(72,115)	(132,763)	574,324

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2008, 2007 and 2006
(in US$ thousand)

	Notes	2008	2007	2006

Net income:		55,119	72,177	57,902

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the year	22	(58,453)	(1,912)	5,349
Less: Reclassification adjustments for gains included in net income	6,22	(67)	(9,119)	(2,568)
Net change in unrealized gains (losses) on securities available-for-sale		(58,520)	(11,031)	2,781

Unrealized losses on derivative financial instruments:
Unrealized losses arising from the year	22	(2,433)	(2,081)	(72)
Less: Reclassification adjustments for net (gains) losses included in net income	22	(1,521)	143	-

Net change in unrealized losses on derivative financial instruments		(3,954)	(1,938)	(72)

Other comprehensive income (loss)		(62,474)	(12,969)	2,709

Comprehensive income (loss)		(7,355)	59,208	60,611

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2008, 2007 and 2006
(in US$ thousand)

	2008	2007	2006
Cash flows from operating activities:
Net income	55,119	72,177	57,902
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Activities of derivative financial instruments and hedging	30,198	1,258	312
Depreciation and amortization of premises and equipment	3,720	2,555	1,406
Provision (reversal) for loan losses	(18,540)	11,994	11,846
Provision (reversal) for losses on off-balance sheet credit risk	16,997	(13,468)	(24,891)
Impairment loss on assets	767	500	-
Net gain on sale of securities available-for-sale	(67)	(9,119)	(2,568)
Compensation cost - stock options plans	1,033	1,130	606
Issuance of restricted stock	261	(113)	95
Deferred compensation awards	-	-	13
Exercised stock options pursuant to compensation plan	15	-	-
Amortization of premiums and discounts on investments	12,115	6,268	4,748
Net decrease (increase) in operating assets:
Trading assets	(1,355)	-	-
Investment fund	(68,849)	23,353	(105,199)
Accrued interest receivable	16,056	(9,887)	(22,234)
Other assets	683	(2,583)	4,552
Net increase (decrease) in operating liabilities:
Trading liabilities	14,144	13	-
Accrued interest payable	(5,671)	11,332	12,559
Other liabilities	(6,088)	3,631	2,100
Net cash provided by (used in) operating activities	50,538	99,041	(58,753)

Cash flows from investing activities:
Net increase in pledged interest bearing deposits	(69,504)	-	(500)
Net decrease (increase) in loans	1,089,851	(864,971)	(384,433)
Proceeds from the sale of loans	25,617	121,824	12,500
Net acquisition of premises and equipment	(1,514)	(1,595)	(9,289)
Proceeds from the redemption of securities available-for-sale	58,074	19,074	20,000
Proceeds from the maturity of securities held-to-maturity	-	125,000	9,000
Proceeds from the sale of securities available-for-sale	229,877	578,697	129,731
Purchases of investment securities	(536,880)	(716,472)	(419,143)
Net cash provided by (used in) investing activities	795,521	(738,443)	(642,134)

Cash flows from financing activities:
Net increase (decrease) in due to depositors	(293,323)	406,094	9,659
Net (decrease) increase in short-term borrowings and securities sold under repurchase agreements	(291,789)	(90,894)	834,905
Proceeds from borrowings and long-term debt	631,099	613,126	133,680
Repayments of borrowings and long-term debt	(436,463)	(161,670)	(108,680)
Dividends paid	(30,862)	(29,713)	(63,364)
Proceeds from the minority interest in the investment fund	4,689	-	-
Redemption of redeemable preferred stock	-	-	(3,216)
Exercised stock options	151	160	-
Repurchase of common stock	-	-	(28,657)
Net cash (used in) provided by financing activities	(416,498)	737,103	774,327

Net increase in cash and cash equivalents	429,561	97,701	73,440
Cash and cash equivalents at beginning of the year	396,028	298,327	224,887
Cash and cash equivalents at end of the year	825,589	396,028	298,327

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	172,067	183,521	130,829

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Exportaciones, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”).  The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Law Decree No. 9 of February 1998, modified by Law Decree No. 2 of February 22, 2008.  Banks are also regulated by the resolutions and agreements issued by this entity.  The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s consolidated subsidiaries are the following:

-
Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000.  Bladex Holdings Inc. exercises control over the following subsidiary companies:

•
Bladex Asset Management, Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).

•	Clavex LLC, incorporated on June 15, 2006, under the laws of the State of Delaware, USA, ceased operations in February 2007.

-
The Feeder is an entity in which Bladex Head office owned 96.89% at December 31, 2008, and 100% at December 31, 2007.  The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands and invests substantially all its assets in the Fund, which was also incorporated under the laws of the Cayman Islands.  The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock securities, currencies, and trading derivative instruments.  In April 2008, the Feeder was registered with the Cayman Island Monetary Authority (CIMA), under the Mutual Funds Law of the Cayman Islands.  Until April 30, 2008, the Feeder was a wholly owned subsidiary of Bladex Head Office.  On May 1, 2008, the Feeder began receiving third party investments.

-
Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil.  Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

-	Clavex, S.A. is a wholly owned subsidiary, incorporated on May 18, 2006, under the laws of the Republic of Panama, to mainly provide specialized training.

Bladex Head Office has an agency in New York City, USA (the "New York Agency"), which began operations on March 27, 1989.  The New York Agency is principally engaged in financing transactions related to international trade, primarily the confirmation and financing of letters of credit for customers of the Region.  The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).  The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, D.F., Mexico, and an international administrative office in Miami, Florida, USA.

Bladex Head Office owns 50% of the equity shares of BCG PA, LLC, a company incorporated under the laws of the State of Delaware, USA.  This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder.

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”).  All amounts presented in the consolidated financial statements and notes are expressed in thousands of dollars of the United Stated of America (“US$”), which is the Bank’s functional currency.  The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries.  Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest.  All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the Feeder-Master structure where the Feeder’s shareholding has not been diluted and it has not been registered as a mutual fund with any regulatory body, the Feeder, and thereby Bladex indirectly, fully consolidates the Master.  In cases where the participation in the Feeder is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company and the Feeder, and thereby Bladex indirectly, consolidates its participation in the Master utilizing the specialized accounting in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies (the “Guide”).

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

c)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control, over its financial and operating policies, and holds at least 20%, but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

d)	Adoption of the specialized accounting for investment companies

Until April 30, 2008, the Feeder was a 100% subsidiary of Bladex Head Office and was a 100% owner of the Fund.  Accordingly, amounts from the consolidated assets, liabilities, revenues and expenses of the Fund were reported in the respective line items of the consolidated balance sheet and statement of income of the Feeder, and ultimately of the Bank.

In April 2008, the Feeder was registered with CIMA under the Mutual Funds Law of Cayman Islands.  Since May 1, 2008, the Feeder began receiving third party investments.  Since that date, the Feeder began accounting for its investments in the Fund as an investment company, in accordance with the Guide.  The Feeder and the Fund are organized under a “Feeder-Master” structure.  Under this structure, the Feeder invests all its assets in the Fund which in turn invests in various assets on behalf of its investor.  Specialized accounting for investment companies within the Guide requires the Feeder to reflect its investment in the Fund in a single line item equal to its proportionate share of the net assets of the Fund, regardless of the level of Feeder’s interest in the Fund.  The Feeder records the Fund’s results by accounting for its participation in the net interest income and expenses of the Fund, as well as its participation in the realized and unrealized gains or losses of the Fund.

As permitted by Emerging Issues Task Force (“EITF”) 85-12, “Retention of Specialized Accounting for Investments in Consolidation”, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Minority interest in the investment fund” line item between liabilities and stockholders’ equity.  The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, and realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item.  Expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.  As this treatment, adopted in 2008, is considered a change in reporting entity, for comparative purposes, the financial statements as of and for the years ended December 31, 2007 and 2006 have been adjusted to apply the treatment retrospectively.

The Fund invests in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available.  For financial instruments for which quoted prices are not available, the Fund uses independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security.  These prices are compared to independent valuations from counterparties.  The Fund reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

e)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment losses on assets, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments.  Actual results could differ from those estimates.  Management believes these estimates are adequate.

f)	Cash equivalents

Cash equivalents consist of demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, less deposits pledged.

g)	Repurchase agreements

Repurchase agreements represent collateralized financing transactions used to increase liquidity and are recorded at the amounts at which the securities will be subsequently reacquired including accrued interest, as specified in the respective agreements.  The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase.  The market value of securities to be repurchased is permanently monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

Transactions similar to secured financing that do not meet certain criteria of Statement of Financial Accounting Standards (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, to be accounted for as secured financing, are recorded as a sale of the transferred security with a forward obligation to repurchase the financial instrument.  The forward repurchase obligation is accounted for as a financial derivative instrument and is recorded at fair value in the consolidated balance sheet with changes in the fair value recorded in gains (losses) from trading securities.  At the date of the repurchase agreement, the Bank recognizes as income the retained interest in the repurchase agreements accounted for as sales.  The fair value of the retained interest is based upon quoted market prices when available, or on the present value of future expected cash flows using the information related to credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

h)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments.  These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements.  Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

i)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio.  These securities are carried at fair value, based on quoted market prices when available, or based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.  Unrealized gains and losses are reported as net increases or decreases to the accumulated other comprehensive income (loss) in the stockholders’ equity until they are realized. Realized gains and losses from the sales of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity.  These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Interest on securities is recognized based on the interest method. Amortization of premiums and accretion of discounts are included in interest income as an adjustment to the yield.

Impairment

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary.  Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case.  Factors considered in determining whether a loss is temporary include: the length of time and extent to which the market value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, and the intent and ability of the Bank to retain the security for a sufficient period of time to allow for an anticipated recovery in market value.  If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.  Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

j)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets.  The Bank determined that it is not practicable to obtain the market value of these investments, as these shares are not traded in a secondary market.  Impairment of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets.

k)	Loans

Loans are reported at their principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses.  Interest income is recognized as accrued.  The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Purchased loans are recorded at acquisition cost.  The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield.  All other costs related to acquisition of loans are expensed when incurred.

Loans are identified as impaired and placed on a cash (non-accrual) basis when interest or principal is past due for 90 days or more, or before if the Bank’s management determines that the ultimate collection of principal or interest is doubtful.  Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s  country of residence.  Any interest receivable is reversed and charged-off against current year’s earnings.  Interest on non-accruing loans is only recorded as earned when collected.  Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank management’s opinion the loan is fully collectible.  When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

A loan is classified as a troubled debt restructuring if a significant concession in amount, maturity or interest rate is granted to the borrower due to the deterioration in its financial condition.  Marketable securities received in exchange for loans under debt restructurings are initially recorded at fair value, with any gain or loss recorded as recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned.  Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale.  The Bank may retain interest in loans sold in the form of servicing rights.  Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer.  The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

l)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses.  Additions to the allowance for credit losses are made by charges to earnings.  Credit losses are deducted from the allowance, and subsequent recoveries are added.  The allowance is also decreased by reversals of the allowance back to earnings.  The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component.  The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis.  An allowance is established when the discounted cash flows (or collateral value of observable market price) of the credit is lower than the carrying value of that credit.  The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment.  The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default.  The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources for higher risk cases, in view of the greater robustness of this external data for such cases.  The loss given default is based on Bladex’s historical losses experience and best practices.  The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

-
Probabilities of Default (PD) = one-year probability of default applied to the portfolio.  Default rates are based on Bladex’s historical portfolio performance per rating category during an eight-year period, complemented by Standard&Poor’s (“S&P”) probabilities of default for high risk cases, in view of the greater robustness of S&P data for such cases.

-
Loss Given Default (LGD) = a factor is utilized, based on historical information, sames as based on best practices in the banking industry.  Management applies judgement and historical loss experience on a case-by-case basis.

m)	Fair value of guarantees including indirect indebtedness of others

The Bank recognizes a liability for the fair value of obligations undertaken such as stand-by letters of credit and guarantees.  Fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

n)	Fees and commissions

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

o)	Premises and equipment

Premises and equipment, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization, except land, which is carried at cost.  Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset.  The estimated original useful life for building is 40 years and for furniture and equipment is three to five years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware.  Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.  Software maintenance and training costs are expensed in the period in which they are incurred.  Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of five years.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

p)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings.  Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

q)	Cash and stock-based compensation plan

The Bank applies SFAS 123 (R) “Share-Based Payment” to account for compensation costs on restricted stock and stock option plans.  Compensation cost is based on the grant date fair value of both stocks and options and is recognized over the requisite service period of the employee.  The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model. When options and stocks are exercised, the Bank’s policy is to reissue shares from treasury stock.

r)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks, which represent the majority of the Bank’s derivatives, as well as for trading purposes.  The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include credit default swaps used for risk management purposes that do not qualify for hedge accounting.  The fair value of trading derivatives is reported as trading assets and trading liabilities, as applicable.  Changes in realized and unrealized gains and losses and interest flows from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in U.S. dollars and cross currency swaps.  Derivative contracts designated and qualifying as fair value hedge are reported as other assets and other liabilities and hedge accounting is applied.  In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged.  Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively.  The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly.  Any ineffectiveness must be reported in current-period earnings.  The Bank discontinues hedge accounting prospectively in the following situations:

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

Notes to consolidated financial statements

The Bank carries all derivatives in the consolidated balance sheet at fair value.  For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings.  If the hedge relationship is terminated, then the fair value adjustment to the hedge item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.  For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged cash flows affect earnings.  The ineffective portion is recognized in the income statement as activities of derivative financial instruments and hedging.  If the cash flow hedge relationship is terminated, related amounts in other comprehensive income are reclassified into earnings when hedged cash flows occur.

s)	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using period-end spot foreign exchange rates.  The effects of translating monetary assets and liabilities into the U.S. dollar are included in earnings.

t)	Income taxes

•	Bladex Head Office is exempt from payment of income taxes in Panama in accordance with its Constitutive Law that grants special benefits, including the total exemption of income tax payment.
•
The Feeder and the Fund are not subject to income taxes in accordance with the laws of the Cayman Islands.  The Feeder and the Fund received an undertaking exempting them from taxation of all future profits until March 7, 2026.

•	Clavex, S.A. is subject to income taxes in Panama on profits from local operations.
•	Bladex Representacao Ltd. is subject to income taxes in Brazil.
•
The New York Agency and Bladex’s subsidiaries incorporated in the USA are subject to USA federal and local taxation based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

u)	Minority interest in the investment fund

The Bank reports the noncontrolling interest in the Feeder between liabilities and stockholders’ equity.  The minority interest in the Feeder represents the participation of other investors in the net assets of the Feeder.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

v)	Earnings per share

Basic earnings per share is computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year.  Diluted earnings per share measures performance incorporating the effect that potential common shares, such as stock options outstanding during the same period, would have on net earnings per share.  The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options.  The number of potential common shares that would be issued is determined using the treasury stock method.

w)	Recently issued accounting standards

At the end of 2007 and during 2008, the following new accounting standards, modifications and interpretations to standards have been issued that are not in effect as of the date of the consolidated balance sheet, and thus have not been applied in the preparation of these consolidated financial statements:

SFAS 141 (R) – Business Combinations

SFAS 141 (R) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize all assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date fair value.  This statement is effective for financial statements issued for fiscal years and interim periods beginning on or after December 15, 2008.  With respect to the effect of income taxes, for business combinations in which the acquisition date was before the effective date of this statement, the acquirer shall apply the requirements of SFAS 109, “Accounting for Income Taxes”, as amended by this statement, except for (i) changes in the valuation allowance for acquired deferred taxes by the acquiror and (ii) changes in acquired income tax positions in accordance with FASB Interpretation No. 48.  Early adoption is prohibited.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

SFAS 160 – Noncontrolling Interests in Consolidated Financial Statements

SFAS 160 amends Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that an entity provides in its consolidated financial statements.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as stockholders’ equity.  This statement is effective for financial statements issued for fiscal years and interim periods beginning on or after December 15, 2008.  Its early adoption is prohibited; however, the presentation and disclosure requirements shall be applied retrospectively for all periods presented.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

SFAS 161 – Disclosures about Derivative Instruments and Hedging Activities

SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, with the intention to provide users of financial statements a better understanding of derivative instruments and how those instruments affect the financial position, performance and cash flows of the Bank.  In order to meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives instruments; quantitative disclosures about fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features related to derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

FASB Staff Position (“FSP”) FAS 157-2 – Effective Date of FASB Statement No. 157

This FSP delays the effective date of SFAS 157, “Fair Value Measurements”, for nonfinancial assets and liabilities. The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157.  This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

FSP FAS 140-3 – Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS 140.  This FSP is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Earlier application is not permitted.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

FSP FAS 142-3 – Determination of the Useful Life of Intangible Assets

This FSP applies to all assets accounted for in accordance with SFAS 142, “Goodwill and Other Intangible Assets”.  The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, “Business Combinations”, and other generally accepted accounting principles.  This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

FSP APB 14-1 – Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, are not addressed by paragraph 12 of Accounting Principles Board Opinion (“APB”) 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”.  Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s non-convertible debt borrowing rate when interest cost is recognized in subsequent periods.  This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

FSP EITF 03-6-1 – Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

The guidance in this FSP applies to the calculation of earnings per share under SFAS 128, “Earnings per Share”, for share-based payment awards with rights to dividends or dividend equivalents.  This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share.  Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents shall be included in the computation of EPS.  This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early application is not permitted; however, all prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

3.	Change in the reporting entity

As discussed in Note 2d, beginning May 1, 2008, the Feeder is classified as an investment company, for which it accounts for its investment in the Fund using the specialized accounting as required by the Guide, which resulted in a change in reporting entity. Amounts reported in the consolidated balance sheet as of December 31, 2007, and income and expense amounts in the consolidated statements of income, and consolidated cash flows statements for the years ended December 31, 2007 and 2006 have been adjusted to include the effects of applying the Guide retrospectively, in accordance with SFAS 154, “Accounting Changes and Error Corrections”.  The Bank believes that the adoption of this accounting change with respect to the manner the Feeder presents its consolidation of the Fund is consistent with industry practice, resulting in a more appropriate presentation for investors.  This presentation results in financial statements focused on the net assets of investment companies, which present the fair value of underlying investment instruments.  This change improves the relevance, comparability and transparency of the financial information provided in the consolidated financial statements related to the Bank and Feeder business operations.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

In the years 2007 and 2006, the Feeder consolidated, line by line, all assets and liabilities of the Fund.  The change, effective May 2008, results in the Feeder accounting for its investment in the Fund in a single line item in the balance sheet, which corresponds to its share in the net assets of the Fund, regardless of the level of the Feeder’s interest in the Fund.

The adjustments had no impact in the net income or earnings per share reported in the years 2007 and 2006, although the presentation of income and expenses related to the Fund have been reclassified to conform to the presentation of 2008.  Following totals of assets and liabilities in the consolidated balance sheet and totals in the consolidated statements of cash flows for the years 2007 and 2006 have been adjusted to apply the Guide retrospectively:

Balance Sheet – 2007	As Originally Reported	As Adjusted	Effect of Change
	(In thousands of US$)

Total assets	4,790,532	4,698,571	(91,961)
Total liabilities	4,178,281	4,086,320	(91,961)

Statement of Cash Flows – Year 2007	As Originally Reported	As Adjusted	Effect of Change
	(In thousands of US$)
Net cash provided by operating activities	146,754	99,041	(47,713)
Net cash used in investing activities	(764,281)	(738,443)	25,838

Net increase in cash and cash equivalents	119,576	97,701	(21,875)
Cash and cash equivalents at beginning of the year	298,695	298,327	(368)
Cash and cash equivalents at end of the year	418,271	396,028	(22,243)

Statement of Cash Flows – Year 2006	As Originally Reported	As Adjusted	Effect of Change
	(In thousands of US$)
Net cash provided by (used in) operating activities	(30,415)	(58,753)	(28,338)
Net cash used in investing activities	(670,104)	(642,134)	27,970

Net increase in cash and cash equivalents	73,808	73,440	(368)
Cash and cash equivalents at beginning of the year	224,887	224,887	-
Cash and cash equivalents at end of the year	298,695	298,327	(368)

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
	2008	2007
(In thousands of US$)

Cash and due from banks	11,474	596
Interest bearing deposits in banks	889,119	400,932
Total	900,593	401,528
Less:
Pledged deposits	75,004	5,500
	825,589	396,028

On December 31, 2008 and 2007, the Agency of New York had a pledged deposit with a carrying value of $5.5 million, with the State of New York Banking Department, as required by law since March 1994.  As of December 31, 2008 the Bank has pledged deposits of $69.5 million to secure securities sold under repurchase agreements and derivative financial instruments.

5.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
	2008	2007
(In thousands of US$)

Trading assets:
Sovereign bonds	21,965	-
Forward repurchase agreements	16,088	-
Retained interest on repurchase agreements	6,886	-
Total	44,939	-

Trading liabilities:
Interest rate swaps	14,066	-
Credit default swap	91	13
Total	14,157	13

Forward repurchase agreements correspond to derivative financial instruments from transactions of securities sold under repurchase agreements accounted for as sales based on SFAS 140 (see Notes 2(g) and 13).

During 2008, the Bank transferred sovereign bonds through repurchase agreements accounted for as sales.  The Bank reacquired those bonds at the maturity date of those agreements and included them in the trading assets portfolio.  As of December 31, 2008, sovereign bonds with a fair value of $10.3 million secured securities under repurchase agreements that qualify as secured financing.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Trading liabilities include interest rate swaps in U.S. dollars that hedged securities available-for-sale that were subsequently transferred under repurchase agreements.  The Bank discontinued hedge accounting prospectively at the transfer date of these investments, and reports these interest rate swaps as trading derivatives (see Note 13).

6.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale, are as follows:

	December 31, 2008
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	27,245	-	4,644	22,601
Chile	42,140	64	1,397	40,807
Panama	20,015	885	-	20,900
United States of America	9,725	-	17	9,708
Venezuela	14,973	252	-	15,225
	114,098	1,201	6,058	109,241
Government debt:
Brazil	105,735	2,620	-	108,355
Colombia	169,026	401	6,690	162,737
Costa Rica	10,905	-	790	10,115
Dominican Republic	9,677	-	2,299	7,378
El Salvador	16,158	-	1,571	14,587
Mexico	97,839	-	5,883	91,956
Panama	43,281	-	1,681	41,600
Peru	28,881	-	1,943	26,938
Sweden	10,041	-	30	10,011
United States of America	24,999	1	-	25,000
	516,542	3,022	20,887	498,677

Total	630,640	4,223	26,945	607,918

	December 31, 2007
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	67,971	78	660	67,389
Chile	42,849	-	549	42,300
Panama	20,019	669	-	20,688
	130,839	747	1,209	130,377
Government debt:
Argentina	19,546	22	28	19,540
Brazil	59,464	1,897	18	61,343
Colombia	123,084	2,797	206	125,675
Dominican Republic	13,093	-	182	12,911
El Salvador	10,984	-	84	10,900
Mexico	27,045	-	89	26,956
Panama	50,008	1,462	112	51,358
Peru	29,291	24	15	29,300
	332,515	6,202	734	337,983

Total	463,354	6,949	1,943	468,360

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

At December 31, 2008 and 2007, securities available-for-sale with a carrying value of $480 million and $323 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	December 31, 2008
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	52,905	5,767	5,024	291	57,929	6,058
Government debt	270,757	18,588	7,377	2,299	278,134	20,887
	323,662	24,355	12,401	2,590	336,063	26,945

	December 31, 2007
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	68,244	1,107	30,495	102	98,739	1,209
Government debt	113,093	706	15,962	28	129,055	734
	181,337	1,813	46,457	130	227,794	1,943

Gross unrealized losses are related mainly to an overall increase in market interest rates and market credit spreads and not due to underlying credit concerns by the Bank about the issuers.    The Bank has the intent, capacity and ability to hold these securities for a period of time sufficient to allow recovery of their market value.  In order to do so, Bladex has built a liquidity and capital position strong enough to comply with its future disbursement requirements without having to dispose of its portfolio of investments available-for-sale.  At December 31, 2008, the Bank believes that none of the securities in its investment portfolio are other-than-temporarily impaired.   A government debt that has shown price declines for over twelve months relates to a counterparty whose payment performance is and continues to be sound.  The Government has engaged in debt restructurings in the past on its external debt, but on terms that were voluntarily agreed with its creditors.  The price of the bonds in question has seen a significant recovery after December 31, 2008.  As a result, the Bank does not consider this exposure to be other-than-temporarily impaired.

During 2006 the Bank collected impaired securities for $5.6 million which had been charged to earnings in prior years.  These recoveries were recorded in earnings as recoveries on assets.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table presents the realized gains and losses on securities available-for-sale:

(In thousands of US$)	Year ended December 31,
	2008	2007	2006

Gains	2,173	9,550	2,568
Losses	(2,106)	(431)	-
Net	67	9,119	2,568

Losses on securities available-for-sale during 2008 are mainly the result of transactions of securities sold under repurchase agreements accounted for as sales at the transfer date of those securities (see Note 13).

An analysis of realized losses is described below:

	Year ended December 31,
(In thousands of US$)	2008	2007	2006

Realized losses on sale of securities available-for-sale	(79)	(431)	-
Realized losses for transfers of securities under repurchase agreements accounted for as sales (see Note 13)	(2,027)	-	-
Total realized loss	(2,106)	(431)	-

The amortized cost and fair value of securities available-for-sale by contractual maturity at December 31, 2008, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	59,889	59,906
After 1 year but within 5 years	285,855	276,023
After 5 years but within 10 years	284,896	271,989
	630,640	607,918

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity are as follows:

	December 31, 2008
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
United States of America	28,410	-	266	28,144
Total	28,410	-	266	28,144

At December 31, 2008, the contractual maturity of the securities held-to-maturity was within one year and none of the securities in this portfolio was considered other-than-temporarily impaired since such securities did not maintain significant gross unrealized losses for more than 12 months. At December 31, 2008, securities held-to-maturity with a carrying value of $28.4 million secured repurchase agreements accounted for as secured borrowings.

7.	Investment fund

The balance in the investment fund of $150.7 million in 2008 and $81.8 million in 2007 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

At December 31, 2008, the Feeder owns 98.83% of the Fund with a total of 137,811.6 shares issued, divided in 4,320 “Class A” shares and 133,491.6 “Class B” shares.  At December 31, 2007, the Feeder was the only investor of the Fund.

The Fund has issued “Class A”, “Class B”, “Class C” and “Class D” shares and administrative shares.  “Class A” and “Class B” shares are participating shares in net gains (losses) of the Fund, and only differ in relation to certain administrative fees.  “Class C” and “Class D” shares do not participate in net gains (losses) of the Fund; they are only entitled to the performance allocation.  The Bank owns the Fund’s administrative shares.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The statement of assets and liabilities of the Fund as of December 31, 2008 and 2007 is as follows:

(In thousands of US$)	December 31,
	2008	2007
Assets:
Cash (including pledged deposits of $7,994 in 2008 and $53,808 in 2007)	148,501	76,051
Deposits with related parties	-	50,273
Bonds	21,705	16,097
Shares in indexed funds	1,745	36,315
Derivative financial instruments	3,481	185
Other assets (including interest receivable for $83 with related parties in 2007)	2,200	45,242
Total assets	177,632	224,163

Liabilities:
Bonds sold short	11,990	31,734
Shares in indexed funds sold short	2,420	57,863
Derivative financial instruments	696	1,155
Fees payable to related parties	-	3,225
Other liabilities (including $495 with related parties in 2007)	11,831	1,704
Total liabilities	26,937	95,681

	150,695	128,482
Less: net assets with related parties	-	(46,636)

Net assets	150,695	81,846

The analysis of net assets is as follows:

(In thousands of US$, except per share amounts)	December 31,
	2008	2007
Net capital paid-in on shares of capital stock	137,992	100,000
Distributable earnings	12,703	28,482
Net assets (equivalent to $1,085 for “Class A” shares based on 4,320 shares, and $1,094 for “Class B” shares based on 133,492 shares in 2008; and $1.285 based on 100,000,000 ordinary shares in 2007)	150,695	128,482

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The statement of changes in net assets for 2008, 2007 and 2006 is as follows:

	Year ended December 31,
(In thousands of US$)	2008	2007	2006

Increase (decrease) in net assets from operations:
Net investment income (loss)	(3,629)	438	3,075
Net realized gain (loss) on investments	20,964	32,803	(4,235)
Net change in unrealized gain (loss) on investments	393	(8,925)	5,326
Net increase in net assets resulting from operations	17,728	24,316	4,166
Capital contributions	6,000	-	100,000
Capital redemptions	(1,515)	-	-
Total increase	22,213	24,316	104,166
Net assets
Beginning of year	128,482	104,166	-
End of year	150,695	128,482	104,166

8.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2008	2007

Corporate	1,627,721	1,886,580
Banks:
Private	571,665	1,485,313
State-owned	347,403	241,322
Other	71,854	118,623

Total	2,618,643	3,731,838

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2008	2007

Industrial	1,020,015	1,333,426
Banking and financing	924,286	1,731,961
Agricultural	332,582	271,931
Services	111,531	96,795
Other	230,229	297,725

Total	2,618,643	3,731,838

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2008	2007
Maturities:
Up to 1 month	236,679	667,612
From 1 month to 3 months	488,471	667,393
From 3 months to 6 months	315,200	572,597
From 6 months to 1 year	556,744	617,482
From 1 year to 2 years	345,471	399,655
From 2 years to 5 years	622,080	729,786
More than 5 years	53,998	77,313
	2,618,643	3,731,838

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2008	2007
Country:
Argentina	150,988	263,814
Bolivia	-	5,000
Brazil	1,289,424	1,379,394
Chile	8,333	10,000
Colombia	284,901	400,458
Costa Rica	54,855	76,506
Dominican Republic	48,025	28,770
Ecuador	36,364	60,529
El Salvador	75,857	46,563
Guatemala	60,784	95,902
Honduras	44,925	48,631
Jamaica	14,678	77,401
Mexico	380,209	410,164
Nicaragua	3,993	12,616
Panama	47,495	139,720
Peru	49,812	454,226
Trinidad and Tobago	23,000	87,565
Uruguay	45,000	-
Venezuela	-	134,579
	2,618,643	3,731,838

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	December 31,
	2008	2007

Fixed interest rates	933,234	1,855,540
Floating interest rates	1,685,409	1,876,298
	2,618,643	3,731,838

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

At December 31, 2008 and 2007, 78% and 84%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2008	2007	2006

Interest income collected on non-accruing loans	-	-	2,721

The following is a summary of information pertaining to impaired loans:

(In thousands of US$)	December 31,
	2008	2007	2006

Average balance of impaired loans during the year	-	-	18,168

Interest income collected on impaired loans	-	-	2,721

At December 31, 2008 and 2007, the Bank has credit transactions in the normal course of business with 20% and 18%, respectively, of its Class “A” and “B” stockholders (see Note 16).  All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures.  At December 31, 2008 and 2007, approximately 16% and 22%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties.  At December 31, 2008, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

As of the date of the preparation of the consolidated financial statements as of December 31, 2008, the Bank, as part of its review procedures had not identified conditions of impairment regarding its loan portfolio. However, as a result of the current international financial crisis, the Bank is constantly performing evaluations of the impact in the levels of risk in the region.

During the year 2008, the Bank sold loans with a book value of $25.6 million, with a net gain of $54 thousand.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

9.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	December 31,
	2008	2007	2006

Balance at beginning of the year	69,643	51,266	39,448

Provision (reversal) for loan losses	(18,540)	11,994	11,846
Loan recoveries	3,545	6,434	3
Loans written-off against the allowance for loan losses	-	(51)	(31)
Balance at end of the year	54,648	69,643	51,266

Provision (reversal) of provision for credit losses is mostly related to changes in volume and composition of the credit portfolio.  Loan recoveries relate to the Bank’s non-accruing portfolio in Argentina and Brazil, which have been collected during the last three years.

b)   Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	December 31,
	2008	2007	2006

Balance at beginning of the year	13,727	27,195	52,086

Provision (reversal) for losses on off-balance sheet credit risk	16,997	(13,468)	(24,891)
Balance at end of the year	30,724	13,727	27,195

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 19).

10.	Premises and equipment

A breakdown of cost and accumulated depreciation and amortization for premises and equipment as of December 31, 2008 and 2007 is as follows:

(In thousands of US$)	December 31,
	2008	2007

Land	462	462
Building and improvements	4,958	5,163
Furniture and equipment	14,144	14,255
	19,564	19,880
Less: accumulated depreciation and amortization	11,594	9,704
	7,970	10,176

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

In 2008, the Bank recorded impairment on a portion of a financial information system for $968 thousand that is included in the depreciation, amortization and impairment of premises and equipment expense line.

11.	Other assets

At December 31, 2008 and 2007, other assets include an equity investment in a private investment fund with a carrying value of $1.5 million and $2.4 million, respectively.  The main objective of this fund is to generate capital gains in the long-term through the purchase of shares and convertible debt, mainly from Mexican manufacturing corporations or foreign corporations looking for establishing or expanding their operations in Mexico.  During the year 2008, the Bank recorded an impairment of $767 thousand on this investment.  At December 31, 2008, the Bank is committed to invest $1.4 million in this fund.

During 2007, the Bank wrote-off $500 thousand related to an equity investment in a company specialized in digital solutions as its impairment was considered other-than-temporary.

12.	Deposits

The maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	December 31,
	2008	2007

Demand	113,022	111,496
Up to 1 month	766,268	1,060,706
From 1 month to 3 months	262,443	206,889
From 3 months to 6 months	27,315	73,280
From 6 months to 1 year	-	10,000
	1,169,048	1,462,371

The following table presents additional information about deposits:

(In thousands of US$)	December 31,
	2008	2007

Aggregate amounts of time deposits of $100,000 or more	1,056,026	1,350,875
Aggregate amounts of deposits in offices outside Panama	380,765	290,501
Interest expense paid to deposits in offices outside Panama	11,428	22,636

13.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $474.2 million and $283.2 million as of December 31, 2008 and 2007, respectively.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The Bank enters into financing transactions under repurchase agreements in order to keep its liquidity at adequate levels required to finance its operations.  Through these transactions, the Bank receives cash and transfers securities to and/or places cash with counterparties as a guarantee for those financing transactions.  Repurchase agreements should be accounted for in the financial statements either as sales of securities or as secured financings.  SFAS 140 and related supporting literature emphasizes accounting for the form, rather than the substance of these transactions, which causes the application of SFAS 140 to become especially complex in periods of high volatility as has been observed in the financial markets recently.

Despite the transfer of assets in repurchase agreements, they qualify as secured financings if and only if the following conditions are met: the assets to be repurchased are the same or substantially the same as those transferred; the transferor is able to repurchase them with the collateral received, keeping substantially the agreed terms, even in the event of default of the transferee; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; the agreement is entered into concurrently at the transfer date.  In order to be able to repurchase assets on substantially the agreed terms, even in the case of default from the counterparty, the transferor must at all times, during the contract term, have obtained cash or other collateral sufficient to fund substantially all the cost of purchasing the transferred assets from the counterparties.

During 2008, the Bank entered into repurchase agreements that qualified as sales under SFAS 140.  These transactions specifically referred to repurchase agreements on which the Bank was required to take larger discounts or “haircuts” than in the past, as a result of the outbreak of a liquidity and credit crisis in the financial markets near the end of 2008.  These are short-term repurchase agreements with anticipated maturity dates within the first quarter of 2009, transacted with counterparties of high repute, for which reason the Bank does not believe any difficulty exists with respect to reacquiring the securities that guaranteed these transactions.  At the trade date of these agreements, the Bank transferred available-for-sale securities and received cash and rights to repurchase transferred securities at the maturity of the repurchase agreement.  A summary of the repurchase agreements and their effect in the results of year 2008 is presented below:

(In thousands of US$)	2008

Cash received from counterparties	147,301
Amortized cost of securities at the transfer dates	(192,907)
Fair value of forward repurchase agreements	36,451
Retained interest on securities transferred under repurchase agreements	7,128

Recognized loss in transfers of securities under repurchase agreements accounted for as sales	(2,027)

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Changes in fair value of derivative financial instruments resulting from transfers of securities under repurchase agreements are reported in current year’s earnings in the net gain (loss) from trading securities line item.  Changes in fair value of sovereign bonds reacquired in repurchase transactions, that are included in the trading portfolio, are also reported in the net gain (loss) from trading securities line item.  The Bank discontinued hedge accounting for interest rate swaps that hedged securities transferred under these agreements and reports them as trading derivatives.  Changes in fair value of these interest rate swaps are recorded in the net gain (loss) from trading securities line item.  A summary of the effect of these financial instruments in net income of year ended December 31, 2008 is presented below:

(In thousands of US$)	2008

Changes in fair value of forward repurchase agreements	(8,133)
Changes in fair value of sovereign bonds	(1,583)
Changes in fair value of interest rate swaps that hedged transferred securities	(11,219)
Total changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements	(20,935)

The effects in the statement of income for the year ended December 31, 2008 of transfers of securities under repurchase agreements is summarized below:

(In thousands of US$)	2008

Loss in sale transactions under repurchase agreements	(2,027)
Changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements	(20,935)
Total loss in transfers of securities under repurchase agreements	(22,962)

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

14.	Short-term borrowings

The breakdown of short-term borrowings due to banks and other creditors is as follows:

(In thousands of US$)	December 31,
	2008	2007
At fixed interest rates:
Advances from corporations	30,000	25,000
Advances from banks	708,747	1,181,500
	738,747	1,206,500
At floating interest rates:
Advances from banks	-	15,000

Total short-term borrowings	738,747	1,221,500

Average outstanding balance during the year	1,088,947	1,272,986

Maximum balance at any month-end	1,254,050	1,221,500

Range on fixed interest rates on borrowings in U.S. dollars	2.77% to 6.10%	4.65% to 5.82%

Floating interest rate on borrowings in U.S. dollars	-	5.17%

Range on fixed interest rates on borrowing in Euros	5.68% to 5.73%	-

Floating interest rate on borrowings in Yen	1.79%	-

Weighted average interest rate at end of the year	3.92%	5.31%

Weighted average interest rate during the year	4.21%	5.48%

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

15.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks.  Debt instruments consist of Euro-Notes and another issuance in Latin America.  The breakdown of borrowings and long-term debt (original maturity of more than one year) is as follows:

(In thousands of US$)	December 31,
	2008	2007
Borrowings:
At fixed interest rates with due dates from January 2009 to September 2013	138,786	235,578
At floating interest rates with due dates from June 2009 to July 2013	1,022,032	708,690
Total borrowings	1,160,818	944,268
Debt:
At fixed interest rates with due dates in November 2014	39,134	41,048
At floating interest rates with due dates in October 2010	5,000	25,000
Total debt	44,134	66,048

Total borrowings and long-term debt outstanding	1,204,952	1,010,316

Average outstanding balance during the year	1,182,065	808,890

Maximum outstanding balance at any month-end	1,330,422	1,059,224

Range on fixed interest rates on borrowings and debt in U.S. dollars	2.53% to 5.14%	4.20% to 5.55%

Range on floating interest rates on borrowings and debt in U.S. dollars	1.88% to 4.75%	4.91% to 6.19%

Range on fixed interest rates on borrowings and debt in Mexican pesos	8.20% to 9.90%	8.20% to 8.42%

Range on floating interest rates on borrowings and debt in Mexican pesos	9.58% to 9.66%	-

Fixed interest rate on debt in Peruvian soles	6.50%	6.50%

Weighted average interest rate at the end of the year	4.58%	5.75%

Weighted average interest rate during the year	4.65%	5.94%

The Bank's funding activities include a Euro-Note program, which may be used to issue notes for up to $2.3 billion, with maturities from 90 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

During 2007 the Bank issued long-term debt for a total of 123 million Peruvian soles with maturity in November 2014.  This issuance is hedged with cross currency swaps at fixed interest rate.

The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties.  At December 31, 2008, the Bank was in compliance with all covenants.

The future maturities of long-term debt and borrowings outstanding at December 31, 2008, are as follows:

(In thousands of US$)
Due in:	Outstanding

2009	210,280
2010	470,781
2011	26,966
2012	151,846
2013	305,944
2014	39,135
1,204,952

16.	Common stock

The Bank’s common stock is divided into three categories:

1)	Class “A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	Class “B”; shares may only be issued to banks or financial institutions.
3)	Class “E”; shares may be issued to any person whether a natural person or a legal entity.

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one to one.  On August 3, 2004, the Board of Directors authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of $50 million of its Class “E” shares of common stock, in the open market at the prevailing market price.  In July 2006, this stock repurchase program was completed at an average price of $16.43 per share.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2008:

(Share units)	Class “A”	Class “B”	Class “E”	Total

Authorized	40,000,000	40,000,000	100,000,000	180,000,000

Outstanding at January 1, 2006	6,342,189	3,214,344	28,540,242	38,096,775
Conversions	-	(488,954)	488,954	-
Restricted stock issued	-	-	5,967	5,967
Repurchased stock	-	-	(1,774,818)	(1,774,818)
Exercised stock options - compensation plans	-	-	1,150	1,150
Outstanding at December 31, 2006	6,342,189	2,725,390	27,261,495	36,329,074
Conversions	-	(64,540)	64,540	-
Accumulated difference in fractional shares in conversion of common stock	-	(3)	-	(3)
Restricted stock issued	-	-	22,240	22,240
Exercised stock options - compensation plans	-	-	18,838	18,838
Outstanding at December 31, 2007	6,342,189	2,660,847	27,367,113	36,370,149
Conversions	-	(43,063)	43,063	-
Restricted stock issued	-	-	31,246	31,246
Exercised stock options - compensation plans	-	-	11,693	11,693
Outstanding at December 31, 2008	6,342,189	2,617,784	27,453,115	36,413,088

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands, except for share data)	Class “A”		Class “B”		Class “E”		Total

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding at January 1, 2006	318,140	10,708	568,010	15,655	2,996,920	79,919	3,883,070	106,282
Repurchased during 2006	-	-	-	-	1,774,818	28,657	1,774,818	28,657
Restricted stock issued	-	-	-	-	(5,967)	(144)	(5,967)	(144)
Exercised stock options – compensation plans	-	-	-	-	(1,150)	(27)	(1,150)	(27)
Outstanding at December 31, 2006	318,140	10,708	568,010	15,655	4,764,621	108,405	5,650,771	134,768
Restricted stock issued	-	-	-	-	(22,240)	(531)	(22,240)	(531)
Exercised stock options – compensation plans	-	-	-	-	(18,838)	(449)	(18,838)	(449)
Outstanding at December 31, 2007	318,140	10,708	568,010	15,655	4,723,543	107,425	5,609,693	133,788
Restricted stock issued	-	-	-	-	(31,246)	(745)	(31,246)	(745)
Exercised stock options – compensation plans	-	-	-	-	(11,693)	(280)	(11,693)	(280)
Outstanding at December 31, 2008	318,140	10,708	568,010	15,655	4,680,604	106,400	5,566,754	132,763

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

17.	Cash and stock-based compensation plans

The Bank established equity compensation plans under which it administers restricted stock and stock purchase option plans to attract, retain and motivate Directors and top employees and compensate them for their contributions to the growth and profitability of the Bank.  Vesting conditions for each of the Bank’s plans are only comprised of specified requisite service periods.

A. 2008 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for Directors and Executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments.  The maximum aggregate number of shares which may be issued under this plan is two million Class “E” common shares.  The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the Directors and Executives to whom the award may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.

During 2008, the Board of Directors granted restricted stocks to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stocks – Directors

In July 2008, the Board of Directors granted 31,246 Class “E” common shares worth $50 thousand for each Director and $75 thousand to the Chairman of the Board.  The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange (“NYSE”) of the Class “E” shares on July 11, 2008.  The restricted stock vests in five years at a rate of 20% each year, beginning the year following the grant date.  The fair value of restricted stock granted totaled $475 thousand, of which $44 thousand were charged against income during 2008.  The remaining cost pending amortization of $431 will be amortized over 4.54 years.

A summary at December 31, 2008 of the restricted stock granted to Directors during the year 2008 is presented below:

	2008
	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2008	-	-
Granted	31,246	$15.20
Vested	-	-
Outstanding at December 31, 2008	31,246	$15.20
Expected to vest	31,246	$15.20

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Restricted Stock Units and Stock Purchase Options granted to certain Executives

In February 2008, the Board of Directors granted stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $1.6 million, where $818 thousand were granted in restricted stock units, and $818 thousand in stock purchase options.

Restricted stock units:

The fair value of the stock units granted to certain Executives was based on the “Class E” stock closing price in the New York Stock Exchange (“NYSE”) on the grant date.  These stock units had a cliff vesting of four years after the grant date.  In November 2008, the Board of Directors approved the modification of the vesting terms of these restricted stock units, which now vest 25% each year on the grant date’s anniversary.  This modification did not represent any additional compensation cost.

Compensation costs of these restricted stock units are amortized during the period of restriction.  Costs charged against income during 2008 due to the amortization of this grant totaled $178 thousand.  The remaining compensation cost pending amortization of $628 thousand will be amortized over 3.12 years.

A summary as of December 31, 2008 of the status of the restricted stocks units granted to certain Executives and changes during the year 2008 are presented below:

	Stock Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2008	-	-
Granted	52,982	$15.43
Forfeited	(756)	15.43
Vested	-	-
Outstanding at December 31, 2008	52,226	$15.43	3.12 years
Expected to vest	51,304	$15.43	3.12 years

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2008 was estimated using the Black-Scholes option-pricing model, based on the following factors:

2008
Weighted average fair value option	$3.52
Weighted average expected terms, in years	5.50
Expected volatility	37%
Risk-free rate	2.72%
Expected dividend	4.84%

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

These options expire seven years after the grant date and were exercisable beginning on the fourth anniversary of the grant date.  In November 2008, the Board of Directors approved the modification of the vesting terms of outstanding options granted under this plan, which vest 25% each year on the grant date’s anniversary.  This modification did not represent any additional compensation cost.

Related cost charged against income during 2008 as a result of the amortization of this plan amounted to $178 thousand.  The remaining compensation cost pending amortization of $628 thousand will be amortized over a period of 3.12 years.  A summary of stock options granted is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at January 1, 2008	-	-
Granted	232,403	$15.43
Forfeited	(3,318)	15.43
Outstanding at December 31, 2008	229,085	$15.43	6.12 years	$-
Expected to vest	225,036	$15.43	6.12 years	$-

B.  Restricted Stock – Directors

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008.  Until 2006, the Board of Directors may grant “Class E” shares to each Director worth $10 thousand, and to the Chairman of the Board worth $15 thousand.  Following the amendment of this award plan, starting in 2007, the Board may grant on an annual basis Class “E” shares for each Director worth $50 thousand, and to the Chairman of the Board worth $75 thousand, per year.  The fair value of each award granted was based on the stock closing price in the New York Stock Exchange (“NYSE”) of the Class “E” shares at the grant date.  The restricted stock had a cliff vesting period of five years after the grant date.  During 2007 and 2006 the Bank issued under this plan 22,240 and 5,967 Class “E” common shares, respectively with a grant date fair value of $21.35 in 2007 and $15.90 in 2006.  In November 2008, the Board of Directors approved the modification of the vesting terms of outstanding restricted shares at the modification date, which now vest as follows: 36% in 2008, 20% in 2009, 17% in 2010, 15% in 2011, and 12% in 2012.  This modification did not represent any additional compensation cost.

The fair value of restricted stock granted for $475 thousand in 2007 and $95 thousand in 2006 are amortized during the restriction period.  Related costs charged against income totaled $217 thousand, $118 thousand and $65 thousand in 2008, 2007 and 2006, respectively.  At December 31, 2008, the Bank had unrecognized compensation costs for $371 thousand related to this plan that will be amortized over 3.26 years.

A summary as of December 31, 2008 of restricted stocks granted to Directors under this plan and changes during 2006, 2007 and 2008 is presented below:

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

	Shares	Weighted Average Grant Date Fair Value
Non vested at January 1, 2006	21,109	$13.49
Granted	5,967	15.90
Vested	-	-
Non vested at December 31, 2006	27,076	14.02
Granted	22,240	21.35
Vested	(4,860)	12.34
Non vested at December 31, 2007	44,456	17.87
Granted	-	-
Vested	(23,037)	15.83
Non vested at December 31, 2008	21,419	$20.07
Expected to vest	21,419	$20.07

The total fair value of vested stocks during the years ended December 31, 2008 and 2007 was $365 thousand and $60 thousand, respectively.

C.  Stock Option Plan 2006 – Directors and Executives

On December 12, 2006, the Bank’s Board of Directors adopted the 2006 Stock Option Plan that was terminated in 2008.  The options granted under this plan expire seven years after the grant date and were exercisable beginning on the fourth anniversary of the grant date.

During 2007, the Board of Directors granted $95 thousand (grant date fair value) in stock options to members of the Board of Directors, and $890 thousand (grant date fair value) in stock options to certain executives of the Bank.  No grants were made during 2008.

In November 2008, the Board of Directors approved the modification of the vesting terms of outstanding options at the modification date granted under this plan, which 25% vested in November 2008, and 25% will vest on each year on the grant date’s anniversary.  This modification did not represent any additional compensation cost.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $236 thousand in 2008 and $302 thousand in 2007.  The compensation cost pending amortization at December 31, 2008 for $468 thousand will be amortized over 2.12 years.  The fair value of each option granted is estimated at the grant date using the Black-Scholes option-pricing model, based on the following factors:

2007

Weighted average fair value option	$4.72
Weighted average expected terms, in years	5.50
Expected volatility	36%
Risk-free rate	4.81%
Expected dividend	3.54%

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

A summary as of December 31, 2008 of the status of the share options granted to Directors and certain Executives and changes during 2007 and 2008 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at January 1, 2007	-	-
Granted	208,765	$16.34
Forfeited	-	-
Outstanding at December 31, 2007	208,765	16.34
Forfeited	(1,059)	16.34
Outstanding at December 31, 2008	207,706	$16.34	5.12 years	$-
Exercisable at December 31, 2008	46,884	$16.34	5.12 years	$-
Expected to vest	160,822	$16.34	5.12 years	$-

D.  Indexed Stock Option Plan

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain executives of the Bank, which was subsequently terminated in April 2006.  The indexed stock options expired in seven years with a cliff-vesting period of four years.  The exercise price is adjusted based on the change in a customized Latin American general market index.  As of December 31, 2008, the Bank had remaining compensation costs pending amortization of $258 thousand related to non-vested options granted under the plan.  This cost will be recognized over a period of 1.08 years.  Related costs charged against income amounted to $440 thousand, $828 thousand and $635 thousand in 2008, 2007 and 2006, respectively.

In November 2008, the Board of Directors approved modifications to the indexed stock option plan; mainly updating the index used to determine the exercise price of these options, to extend their maturity dates to three more years, and to modify the terms to exercise the outstanding options at the date of the modification.  As a result of this modification, the Bank recognized additional compensation costs for $61 thousand in the year ended December 31, 2008.

The weighted average of the fair value at the grant date of indexed stock purchase options granted during the year ended December 31, 2006 was estimated using the Black-Scholes option-pricing model, based on the following factors:

2006

Weighted average fair value option	$4.67
Weighted average expected term, in years	7.00
Expected volatility	51.4%
Risk-free rate	3%
Expected dividend	6.7%

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

A summary as of December 31, 2008 and changes during the years 2006, 2007 and 2008 of the indexed stock purchase options is presented below:
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Thousands)

Outstanding at January 1, 2006	307,013	$12.42
Granted	216,710	16.00
Forfeited	-	-
Outstanding at December 31, 2006	523,723	14.53
Forfeited	-	-
Exercised	(18,838)	8.50
Outstanding at December 31, 2007	504,885	14.47
Forfeited	(26,574)	-
Exercised	(10,662)	14.19
Outstanding at December 31, 2008	467,649	$12.93	5.90 years	$668

Exercisable at December 31, 2008	325,113	$12.41	5.75 years	$634
Expected to be exercisable	142,536	$14.12	6.25 years	$34

The intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $41 thousand and $228 thousand, respectively.  During the years ended December 31, 2008 and 2007, the Bank received $151 thousand and $160 thousand, respectively, from exercised options.  During the year 2006, no indexed stock options were exercised.

E.  Stock Option Plans - Discontinued

During 2000, the Board of Directors approved a stock option plan for Directors and employees of the Bank.  The exercise price of each option must equal 100% of the market value of the stock at the grant date and becomes 100% exercisable one year after the grant date and expires on the fifth year after the grant date.  In addition, during 1995 and 1999, the Board of Directors approved two stock option plans for employees.  Under these stock option plans, stock options were granted at a purchase price equal to the average market value of the common stock at the grant date.  One third of the options may be exercised on each successive year after the grant date and expire on the tenth anniversary after the grant date.  On July 19, 2003, the Board of Directors approved discontinuing these plans; therefore, no additional stock options have been granted.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

A summary of the status as of December 31, 2008 of the stock options granted and changes during 2008 of these option plans is presented below:
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Thousands)
Outstanding at January 1, 2008	38,163	$31.46
Forfeited	(15,163)	27.63
Expired	(8,650)	42.56
Outstanding at December 31, 2008	14,350	$28.81	1.54 years	$-

Exercisable at December 31, 2008	14,350	$28.81	1.54 years	$-
Expected to be exercised	-	-	-
F.  Other employee plans

Expatriate Officer Plan:
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system.  The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary.  Contributions to this plan were transferred to a fund manager who manages the Plan through a trust.  The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank.  During the years 2008, 2007 and 2006, the Bank charged to salaries expense, $241 thousand, $175 thousand, and $261 thousand, respectively that correspond to the Bank’s contributions to this plan.  As of December 31, 2008, 2007 and 2006, the accumulated liability payable amounted to $420 thousand, $382 thousand and $745 thousand, respectively.

18.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2008	2007	2006
Net income available to common stockholders for both, basic and diluted EPS	55,119	72,177	57,902

Weighted average common shares outstanding - applicable to basic EPS	36,388	36,349	37,065
Basic earnings per share	1.51	1.99	1.56

Weighted average common shares outstanding applicable to diluted EPS	36,388	36,349	37,065
Effect of dilutive securities (1):
Stock option and restricted stock unit plans	52	65	507
Adjusted weighted average common shares outstanding Applicable to diluted EPS	36,440	36,414	37,572

Diluted earnings per share	1.51	1.98	1.54

Basic earnings per share	1.51	1.99	1.56

Diluted earnings per share	1.51	1.98	1.54

(1) At December 31, 2008, 2007, 2006, weighted average options of 943,051, 38,467, and 53,177, respectively, were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

19.	Financial instruments with off-balance sheet credit risk

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	December 31,
	2008	2007

Confirmed letters of credit	136,539	97,211
Stand-by letters of credit and guarantees:
Country risk	40,000	113,924
Commercial risk	180,237	197,528
Credit derivative	3,000	3,000
	223,237	314,452

Credit commitments	84,019	129,378

	443,795	541,041

As of December 31, 2008, the maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount

Within 1 year	403,203
From 1 to 2 years	38,041
From 2 to 5 years	1,188
After 5 years	1,363
443,795

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2008 and 2007 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)
	2008	2007
Country:
Argentina	-	4,057
Brazil	150,967	220,281
Chile	83,200	590
Colombia	4,225	4,225
Costa Rica	19,553	71,871
Dominican Republic	13,923	60,601
Ecuador	86,363	81,379
El Salvador	476	1,675
Guatemala	4,578	6,293
Honduras	350	400
Jamaica	-	15,615
Mexico	2,979	11,750
Panama	15,239	10,565
Peru	-	10
Trinidad and Tobago	-	5,000
United States	-	18,616
Venezuela	61,792	27,963
Other	150	150
	443,795	541,041

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

Notes to consolidated financial statements

Credit derivative
Credit derivative represents a guarantee issued by the Bank to the buyer of the derivative instrument, where the Bank guarantees the payment of principal if the underlying financial instrument is impaired and its original issuer does not comply with principal payments; therefore, the impairment risk is assumed by the Bank, which receives commission income during the term of this derivative.  The credit derivative matures in July 2010.  As of December 31, 2008 and 2007, the fair value of this derivative instrument was $91 thousand and $13 thousand, respectively, and reported in trading liabilities in the consolidated balance sheet.  The maximum potential amount of future payments the Bank could be required to make under this credit derivative is $3 million.

20.	Lease and other commitments

Lease commitments

At December 31, 2008, a summary of lease commitments is as follows:

(In thousands of US$)
Year	Future Rental Commitments

2009	552
2010	563
2011	515
2012	261
2013	243
Thereafter	446
2,580

Occupancy expense for years ended December 31, 2008, 2007 and 2006, amounted to $809 thousand, $593 thousand, and $637 thousand, respectively.

Other commitments

Commitments to repurchase securities sold under repurchase agreements
Repurchase agreements for $138.2 million as of December 31, 2008 represent the amounts the Bank is committed to pay to counterparties at the maturity date of the financing contracts under repurchase agreements that have been accounted for as sales.  At the maturity date of such contracts, the Bank makes a payment in exchange of the financial instrument it has repurchased (see Note 13).

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

21.	Derivative financial instruments

At December 31, 2008 and 2007, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2008			2007
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	446,400	-	46,379	372,996	122	13,408
Cross-currency interest rate swaps	149,924	-	34,383	4,435	-	622
Cash flow hedges:
Interest rate swaps	20,000	-	2,178	20,000	-	1,129
Cross-currency interest rate swaps	41,020	-	6,781	41,020	-	857
Forward foreign exchange	143,179	7,777	2,176	26,282	-	883

Total	800,523	7,777	91,897	464,733	122	16,899

Net gain (loss) on the ineffective portion of hedging activities		9,956			(989)

For control purposes, derivative instruments are recorded at their nominal amount ("notional amount") in memorandum accounts.  Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments.  The Bank also engages in some foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk.  All such positions are hedged with an offsetting contract for the same currency.  The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio.  Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC).  These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is six years.

The Bank estimates that approximately $190 thousand of gains reported in other comprehensive income (loss) at December 31, 2008, related to forward foreign exchange contracts were expected to be reclassified into interest expense as an adjustment to yield of hedged liabilities during the twelve-month period ending December 31, 2009.

The Bank estimates that approximately $258 thousand of losses reported in other comprehensive income (loss) at December 31, 2008 related to forward foreign exchange contracts were expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2009.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Types of Derivative and Foreign Exchange Instruments
Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period.  The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges.  Cross currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.  The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges.  Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.  The Bank has designated these derivative financial instruments as fair value hedges.

22.	Accumulated other comprehensive income (loss)

As of December 31, 2008, 2007 and 2006 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments is as follows:

(In thousands of US$)	Investment Securities	Derivative Financial Instruments	Total

Balance as of January 1, 2006	619	-	619
Net unrealized gains (losses) arising from the year	5,349	(72)	5,277
Reclassification adjustment for gains included in net income (1)	(2,568)	-	(2,568)
Balance as of December 31, 2006	3,400	(72)	3,328
Net unrealized gains (losses) arising from the year	(1,912)	(2,081)	(3,993)
Reclassification adjustment for (gains) losses included in net income (1)	(9,119)	143	(8,976)
Balance as of December 31, 2007	(7,631)	(2,010)	(9,641)
Net unrealized gains (losses) arising from the year	(58,453)	(2,433)	(60,886)
Reclassification adjustment for (gains) losses included in net income (1)	(67)	(1,521)	(1,588)
Balance as of December 31, 2008	(66,151)	(5,964)	(72,115)

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in this and previous years.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

23.    Fair value of financial instruments

Beginning 2008, the Bank determines the fair value of its financial instruments using the fair value hierarchy established in SFAS 157, “Fair Value Measurements”, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS 157.  The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments under the fair value hierarchy is presented below:

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Trading assets and liabilities and securities available-for-sale

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy.  If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated by using pricing models and quoted prices of securities with similar characteristics.  Such securities are classified within level 2 of the fair value hierarchy.

Investment fund

The Fund is not traded in an active market and, therefore, representative market quotes are not readily available.  Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and its long and short investment portfolio that are quoted and traded in active markets.  Such investment is classified within level 2 of the fair value hierarchy.

Derivative financial instruments

Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.  However, for those derivative contracts without quoted market prices, fair value is based on internally developed models using assumptions that are readily observable and that can be validated by information available in the market.  These derivatives are classified within level 2 of the fair value hierarchy.

Adjustments for credit risk of the counterparty is applied to all derivative financial instruments where its valuation uses parameters based on interest curves based on the London Interbank Offered Rate (“LIBOR”).  Not all counterparties have the same credit rating that is implicit in the LIBOR curve; therefore it is necessary to take into account the current credit rating of the counterparty for the purpose of obtaining the true fair value of a particular instrument.  In addition, adjustments to bilateral or own risk are adjusted to reflect the bank's credit risk when measuring all liabilities at fair value, according to the requirements of SFAS 157. The methodology is consistent with the adjustments applied to generate the counterparty credit risk.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2008, financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets

Assets
Trading assets	21,965	22,974	-	44,939
Securities available–for-sale	561,278	46,640	-	607,918
Investment fund	-	150,695	-	150,695
Derivative financial instruments - receivable	-	7,777	-	7,777
Total assets at fair value	583,243	228,086	-	811,329

Liabilities

Trading liabilities	-	14,157	-	14,157
Derivative financial instruments - payable	-	91,897	-	91,897
Total liabilities at fair value	-	106,054	-	106,054

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value of financial instruments including those financial instruments for which the Bank did not elect the fair value option.  Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique.  Therefore, for substantially all financial instruments whose fair value is not measured on a recurring basis, the fair value estimates herein are not necessarily an indicative of the amounts the Bank could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-expressed or updated subsequent to the dates of these consolidated financial statements.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the Bank.  Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value are not measured on a recurring basis:

Financial instruments with carrying value equal to fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including, customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to be equal to fair value.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available.  If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Loans

The fair value of the loan portfolio has been determined principally based upon discounted cash flow models that consider the market’s credit margins on comparable debt instruments.

Borrowings and short and long-term debt

The fair value of short-term and long-term debt and borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin.

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31,
(In thousands of US$)	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Instruments with carrying value equal to fair value	984,288	984,288	473,007	473,007
Securities held-to-maturity	28, 410	28,144	-	-
Loans, net of allowance	2,559,306	2,474,606	3,656,234	3,674,978

Financial liabilities:
Instruments with carrying value equal to fair value	1,677,553	1,677,553	1,793,311	1,793,311
Short-term borrowings	738,747	737,414	1,221,500	1,221,500
Borrowings and long-term debt	1,204,952	1,126,379	1,010,316	1,023,413

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

24.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management, that is likely to have a material adverse effect on its business, financial condition or results of operations.

25.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general licenses to maintain capital funds equivalent to, at least, 8% of total assets and off-balance sheet contingency transactions, weighted according to their risk; and primary capital equivalent to no less than 4% of its assets and off-balance sheet contingency transactions, weighted according to their risk.  As of December 31, 2008, the Bank’s capital adequacy ratio is 19% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

26.	Business segment information

The Bank’s activities are operated and managed by three segments, Commercial, Treasury and Asset Management.  The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”.  The segment results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets.  In addition, the Bank's net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income.  Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury and Asset Management segments.  The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations.  This measure excludes the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “reversal (provision) for credit losses”) which, for the year 2006, included significant amounts of credit provision reversals related to assets and contingencies classified as non-accruing in previous years, and which were fully collected and/or classified as accruing during 2006.  During that year, the $11.8 million in provision for loan losses included a reversal of specific reserves of $11.2 million and a generic provision charge of $23 million. In the same year, the $24.9 million in reversal for losses on off-balance sheet credit risk included a reversal of specific reserves of $9.9 million and a generic provision of $15 million.  The Bank’s management considered that these credit provision reversals distorted trend analysis and, therefore, excluded the reversal (provision) for credit losses in the “net operating income (expense)” line.  For 2007 and 2008, the Bank maintained this presentation for comparative purposes.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies.  This measure, therefore, may not be comparable to, similar measurements used by other companies.

Commercial incorporates all of the Bank’s financial intermediation and fee generation activities.  Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s securities available-for-sale and held-to-maturity.  Operating income from the Treasury Segment includes net interest income from deposits with banks and securities available-for-sale and held-to-maturity, derivative and hedging activities, gain and losses on sale of securities available-for-sale, gain and losses on foreign exchange, and allocated operating expenses.

Asset Management incorporates all of the Fund’s deposits and trading assets attributable to the investment fund.  Operating income from the Asset Management Segment includes net interest income from deposits with brokers, trading assets, derivative instruments for trading, gains and losses on trading, and allocated operating expenses.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In millions of US$)	2008	2007	2006

COMMERCIAL
Interest income	200.1	221.6	165.8
Interest expense	(122.0)	(157.1)	(115.1)
Net interest income	78.1	64.5	50.7
Net other income (2)	7.8	5.3	6.3
Operating expenses	(27.5)	(27.2)	(23.6)
Net operating income (3)	58.4	42.6	33.4
Reversals for loans and off-balance sheet credit losses	1.5	1.5	13.0
Impairment on assets	(0.8)	(0.5)	0.0
Net income	59.1	43.6	46.5
Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)	2,614.0	3,725.9	2,976.3
Other assets and contingencies (5)	443.6	549.5	653.7
Total Interest-Earning Assets, Other Assets and Contingencies	3,057.6	4,275.4	3,630.0

TREASURY
Interest income	40.7	33.6	28.8
Interest expense	(37.7)	(27.7)	(21.9)
Net interest income	3.0	5.9	6.9
Net other income (2)	(12.4)	8.5	2.2
Operating expenses	(6.9)	(4.4)	(3.4)
Net operating income (3)	(16.3)	10.0	5.7
Recoveries on assets	0.0	0.0	5.5
Net income	(16.3)	10.0	11.2

Treasury assets and contingencies (end of period of balances):
Interest-earning assets (6)	1,581.9	869.9	775.2
Other assets and contingencies (5)	3.0	3.0	-
Total Interest-earning assets, other assets and contingencies	1,584.9	872.9	775.2

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

	2008	2007	2006
(In US$ millions)

ASSET MANAGEMENT
Interest income	3.5	9.6	8.8
Interest expense	(6.7)	(9.5)	(7.6)
Net interest income	(3.2)	0.1	1.2
Net other income (2)	21.3	23.9	0.9
Operating expenses	(5.6)	(5.5)	(1.9)
Net operating income (3)	12.5	18.5	0.2
Participation of the minority interest in gains of the investment fund	(0.2)	-	-
Net income	12.3	18.5	0.2

Fund’s assets and contingencies (end of period of balances):
Interest-earning assets (6)	150.7	81.8	105.2
Non-interest-earning assets	-	-	-
Total interest-earning assets, other assets and contingencies	150.7	81.8	105.2

TOTAL
Interest income	244.3	264.8	203.4
Interest expense	(166.4)	(194.3)	(144.6)
Net interest income	77.9	70.5	58.8
Net other income (2)	16.7	37.7	9.4
Operating expenses	(40.0)	(37.0)	(28.9)
Net operating income (3)	54.6	71.2	39.3
Reversals for loans and off-balance sheet credit losses	1.5	1.5	13.0
Recoveries (impairment) on assets	(0.8)	(0.5)	5.6
Participation of the minority interest in gains of the investment fund	(0.2)	-	-
Net income	55.1	72.2	57.9

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)	4,346.6	4,677.6	3,856.7
Other assets and contingencies (5)	446.6	552.5	653.7
Total Interest-Earning Assets, Other Assets and Contingencies	4,793.2	5,230.1	4,510.4

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	The net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.
(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets included within net other income (expense).

Reconciliation of: Net other income (expense):
Net other income – business segment	16.7	37.7	9.4
Reversal (provision) for losses on off-balance sheet credit risk	(17.0)	13.4	24.9
Recoveries on assets, net of impairments	(0.8)	(0.5)	5.6
Net other income (expense) – consolidated financial statements	(1.1)	50.6	39.9

(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments and equity investments recorded as other assets.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity and trading securities.

Banco Latinoamericano de Exportaciones, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Geographic information is as follows:

	2008
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	221, 351	19,407	3,485	244,243
Interest expense	(152,665)	(11,435)	(2,296)	(166,396)
Net interest revenue	68,686	7,972	1,189	77,847

Long-lived assets:
Premises and equipment, net	7,156	814	-	7,970

	2007
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	226,218	29,064	9,587	264,869
Interest expense	(167,448)	(22,654)	(4,197)	(194,299)
Net interest revenue	58,770	6,410	5,390	70,570

Long-lived assets:
Premises and equipment, net	9,242	934	-	10,176

	2006
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	170,359	24,243	8,748	203,350
Interest expense	(119,868)	(20,005)	(4,640)	(144,513)
Net interest revenue	50,491	4,238	4,108	58,837

Long-lived assets:
Premises and equipment, net	10,381	755	-	11,136

******

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507)303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Exportaciones, S.A, and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Exportaciones and subsidiaries (the “Bank”) as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on the Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under (the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

Policies, procedures and controls established to assess the risks over financial information related to: a) recognition as sales of securities of certain repurchase agreements in accordance with Statement of Financial Accounting Standards (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and b) the fair value measurement of financial liabilities that resulted from certain hedging derivative contracts (forward contracts) due to the adoption of SFAS SI57 “Fair Value Measurements”, did not identify effectively if (i) the escalating credit and liquidity crisis of international markets in late 2008 as it relates to the application of SFAS 140 and (ii) the implementation of the new accounting standard SFAS 157, impacted the effectiveness of existing policies, procedures and controls over financial information, or required changes in their design. As a result, the Bank’s policies, procedures and financial controls related to the two items discussed above were not modified in response to the rapid deterioration of liquidity in the market regarding repurchase agreements with respect to SFAS 140 or designed appropriately with respect to the fair value of financial liabilities under certain hedging derivative contracts under SFAS 157, and thus were ineffective at December 31, 2008. This material weakness resulted in an audit adjustment to recognize a net charge to results in the fourth quarter of 2008 in the amount of $12.8 million.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008 of the Bank, and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Bank has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Bank, and our report dated March 16, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding a change in reporting entity.

March 16, 2009
Panama, Republic of Panama

EXHIBIT INDEX

Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer

Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer

Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer

Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

Exhibit 14.1.	Code of Ethics