Form 20-F
period 2009-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2010-06-11
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Christopher Schech
Chief Financial Officer
(507) 210-8500
Email address:  cschech@bladex.com
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

6,342,189	Shares of Class A Common Stock
2,584,882	Shares of Class B Common Stock
27,618,545	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,545,616	Total Shares of Common Stock

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
    ☐   Yes                                   ☒   No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

TABLE OF CONTENTS

F.	Expenses of the Issue	73

Item 10.	Additional Information	73
A.	Share Capital	73
B.	Memorandum and Articles of Association	74
C.	Material Contracts	76
D.	Exchange Controls	76
E.	Taxation	76
F.	Dividends and Paying Agents	81
G.	Statement by Experts	81
H.	Documents on Display	81
I.	Subsidiary Information	81

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	81

Item 12.	Description of Securities Other than Equity Securities	85

Item 13.	Defaults, Dividend Arrearages and Delinquencies	85

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	85

Item 15.	Controls and Procedures	85

Item 16.	[Reserved]	88
Item 16A.	Audit and Compliance Committee Financial Expert	88
Item 16B.	Code of Ethics	88
Item 16C.	Principal Accountant Fees and Services	88
Item 16D.	Exemptions from the Listing Standards for Audit Committees	89
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	89
Item 16F.	Change in Registrant’s Certifying Accountant	89
Item 16G.	Corporate Governance	89

Item 17.	Financial Statements	89

Item 18.	Financial Statements	89

Item 19.	Exhibits	90

In this Annual Report on Form 20-F (this “Annual Report”), references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama (“Panama”) and its consolidated subsidiaries.  References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity.  References to “U.S. dollars” or “$” are to United States dollars.  The Bank accepts deposits and raises funds principally in United States dollars, grants loans mostly in United States dollars and publishes its consolidated financial statements in United States dollars.  The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Schech at 011 + (507) 210-8630.  Written requests may also be faxed to Mr. Schech at 011 + (507) 269-6333 or sent via e-mail to cschech@bladex.com.  Information is also available on the Bank’s website at: http://www.bladex.com.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement.  Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.”  Forward-looking statements include statements regarding:

•	the anticipated growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and of an improving macroeconomic environment in Latin America and the Caribbean on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury and Asset Management trading revenues;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance and provisions for credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	existing and future governmental banking and tax regulations;
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Strategy in 2010” and “Trend Information” are forward-looking statements.  All forward-looking statements in this Annual Report are made as of the date hereof, based on information available to the Bank as of the date hereof, and the Bank assumes no obligation to update any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.           Selected Financial Data

The following table presents consolidated selected financial data for the Bank.  The financial data presented below are at and for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are stated in U.S. dollars.  The consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 were  audited by the independent registered public accounting firm Deloitte, Inc., and the consolidated financial statements of the Bank for the years ended December 31, 2006 and 2005, were audited by the independent registered public accounting firm KPMG. The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2009 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

As of and for the Year Ended December 31,
2009	2008	2007	2006	2005
(In $ thousand, except per share data and ratios)
Income Statement Data:
Net interest income	$64,752	$77,847	$70,570	$58,837	$45,253
Fees and commissions, net	6,733	7,252	5,555	6,393	5,826
Reversal (provision) for credit losses (1)	(14,830)	1,544	1,475	13,045	38,374
Derivative financial instruments and hedging	(2,534)	9,956	(989)	(225)	2,338
Recovery (impairment) on assets, net	(120)	(767)	(500)	5,551	10,206
Net gain from investment fund trading	24,997	21,357	23,878	1,091	0
Net gain (loss) from trading securities	13,113	(20,998)	(12)	(212)	0
Net gain on sale on securities available-for-sale	546	67	9,119	2,568	206
Gain (loss) on foreign currency exchange	613	(1,596)	115	(253)	3
Other income (expense), net	912	656	(6)	36	3
Total operating expenses	(38,202)	(39,990)	(37,027)	(28,929)	(24,691)
Cumulative effect of accounting changes	0	0	0	0	2,583
Consolidated Net income	55,980	55,327	72,177	57,902	80,101
Net income attributable to the redeemable noncontrolling interest	(1,118)	(208)	0	0	0
Net income attributable to Bladex	54,862	55,119	72,177	57,902	80,101
Balance Sheet Data:
Trading assets	50,277	44,939	0	0	0
Investment securities	456,984	636,328	468,360	471,351	208,570
Investment fund	197,575	150,695	81,846	105,199	0
Loans	2,779,262	2,618,643	3,731,838	2,980,772	2,610,019
Allowance for loan losses	73,789	54,648	69,643	51,266	39,448
Total assets	3,878,771	4,362,678	4,698,571	3,922,373	3,159,231
Total deposits	1,256,246	1,169,048	1,462,371	1,056,278	1,046,618
Trading liabilities	3,152	14,157	13	0	0
Securities sold under repurchase agreements and short-term borrowings	399,132	1,212,921	1,504,710	1,595,604	760,699
Borrowings and long-term debt	1,390,387	1,204,952	1,010,316	558,860	533,860
Total liabilities	3,168,234	3,783,665	4,086,320	3,338,477	2,542,449
Total stockholders’ equity	675,637	574,324	612,251	583,896	616,782
Average number of shares outstanding	36,493	36,388	36,349	37,065	38,550
Average number of diluted shares outstanding	36,571	36,440	36,414	37,572	38,860
Per Common Share Data:
Basic earnings per share	1.50	1.51	1.99	1.56	2.01
Diluted earnings per share	1.50	1.51	1.98	1.54	1.99
Book value per share (period end)	18.49	15.77	16.83	16.07	16.19
Regular cash dividends per share	0.60	0.88	0.88	0.75	0.60
Special cash dividends per share	0.00	0.00	0.00	1.00	2.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets	1.38%	1.09%	1.76%	1.70%	3.00%
Return on average stockholders’ equity	8.60%	8.99%	11.91%	9.96%	12.85%
Net interest margin (2)	1.62%	1.55%	1.73%	1.78%	1.70%
Net interest spread (2)	1.12%	0.98%	0.78%	0.69%	0.67%
Total operating expenses to total average assets	0.96%	0.79%	0.90%	0.85%	0.93%
Regular cash dividend payout ratio	39.91%	58.09%	44.32%	48.01%	29.84%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	64.01%	99.46%
Liquidity Ratios:
Liquid assets(3) / total assets	10.36%	18.92%	8.43%	10.16%	7.12%
Liquid assets(3) / total deposits	32.00%	70.62%	27.08%	37.72%	21.49%
Asset Quality Ratios:
Non-accrual loans to total loans (4)	1.82%	0.00%	0.00%	0.00%	1.11%
Impaired loans to total loans (4)	1.29%	0.00%	0.00%	0.00%	1.11%
Charged-off loans to total loans	0.00%	0.00%	0.00%	0.00%	0.36%
Allowance for loan losses to total loans, net of unearned income and deferred commission	2.66%	2.09%	1.87%	1.72%	1.51%
Allowance for losses on off-balance sheet credit risk to total contingencies	8.28%	6.95%	2.51%	4.18%	6.56%
Capital Ratios:
Stockholders’ equity to total assets	17.42%	13.16%	13.03%	14.89%	19.52%
Average stockholders’ equity to total average assets	16.06%	12.11%	14.75%	17.09%	23.37%
Leverage ratio(5)	5.7	x	7.6	x	7.7	x	6.7	x	5.1	x
Tier 1 capital to risk-weighted assets(6)	25.8%	20.4%	21.2%	23.8%	33.7%
Total capital to risk-weighted assets(7)	27.0%	21.6%	22.5%	25.1%	35.0%
Risk-weighted assets	$2,633,482	$3,143,971	$2,917,393	$2,436,812	$1,827,928

(1)
Includes reversal of (provision for) loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of (provision for) credit losses, see Item 5, “Operating and Financial Review and Prospects/Operating Results.”

(2)
For information regarding calculation of the net interest margin and the net interest spread, see Item 5A, “Operating and Financial Review and Prospects/Operating Results/Net Interest Income and Margins.”

(3)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged deposits. See Item 18, “Financial Statements” Note 3 to the Audited Financial Statements.
(4)
Non-accrual loans amounted $51 million in 2009 compared to $29 million in 2005, of which $36 million corresponded to impaired loans in 2009 and $29 million in 2005.  In determining impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s  country of residence.

(5)	Leverage ratio is the ratio of total assets to stockholders’ equity.
(6)
Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income (“OCI”) account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(7)	Total capital refers to Tier 1 capital plus Tier 2 capital, based on Basel I capital adequacy guidelines. Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings and fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce a cash shortage as a result of which the Bank would not be able to repay these obligations as they become due.

As of December 31, 2009, approximately 12% of the Bank’s funding represents short-term borrowings from international banks, the majority of which are European, North American and Asian institutions, which compete with the Bank in its credit extension activity and represent a source of business for the Bank. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced since the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime crisis in the United States and then followed by the credit crisis. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2009, approximately 26% of the Bank’s short-term funding represents deposits from Central Banks.

As a U.S. dollar-based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country. Central Banks in the Region would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage and the Bank would have to rely on commercial liquidity sources to cover the shortfall.

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance and the qualitative judgment of the Bank’s Management. The latter includes assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its credit portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

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

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

The Bank faces interest rate risk that is caused by the mismatch in maturities of interest-earning assets and interest-bearing liabilities. If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

As a bank, Bladex faces interest rate risk because interest-bearing liabilities generally reprice at a different pace than interest-earning assets. Bladex’s exposure to instruments whose values vary with the level or volatility of interest rates contributes to its interest rate risk. Failure to adequately manage eventual mismatches may reduce the Bank’s net interest income during periods of fluctuating interest rates.

The Bank’s credit portfolio may decrease or may not continue to grow at the present or a similar rate.

It is difficult to predict that the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow in the future at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio.

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

Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. Globalization of the capital markets and financial services industries exposes the Bank to further competition. The Bank’s ability to grow its business and therefore, its earnings, is affected by these competitive pressures.

Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees. For example, any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in the Bank’s risk management, deposit servicing, loan organization and/or other important activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

The Bank has an operational risk function that evaluates the operational risk level of every key product or process that could have an impact on its financial statements.  Each incident reported, with real or potential loss, is registered in an operational risk database. On a periodic basis, the Bank’s Management is informed of the relevant incidents that occurred (if any), as well as the suggested mitigation plan.

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

Any failure to remain in compliance with applicable banking laws in the jurisdictions in which the Bank operates could harm its reputation and/or cause it to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on the Bank’s business, financial condition and results of operation.

Bladex believes that it is in compliance with applicable laws in the jurisdictions in which it operates, including anti-money laundering and anti-terrorist financing laws and regulations. Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorist financing. The participation of multiple parties in any given trade finance transaction can make the process of due diligence difficult. Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorist financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements, or controls). While the Bank is alert to high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorist financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations.

Risk Relating to the Region

The Bank’s credit portfolio is concentrated in the Region. The Bank also faces borrower concentration. Adverse economic changes in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

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

The Bank’s credit activities are concentrated in a relatively small number of countries, which could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition, if one or more of those countries encounters economic difficulties.  As of December 31, 2009, approximately 75% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,484 million, or 41%), Mexico ($418 million, or 12%), Colombia ($343 million, or 9%), Chile ($286 million, or 8%), and Peru ($191 million, or 5%).

In addition, as of December 31, 2009, of the Bank’s total credit portfolio balances, 12% were to five borrowers in Brazil, 5% were to five borrowers in Mexico, 7% were to five borrowers in Colombia, 7% were to five borrowers in Chile, and 5% were to five borrowers in Peru. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

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

Item 4.               Information on the Company

A.       History and Development of the Company

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in Latin America and the Caribbean (the “Region”).

The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity. The Bank was constituted in 1978 as a corporation pursuant to the laws of the Republic of Panama (“Panama”) and commenced operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities. Under the authority granted by Law No. 38 of July 25 of 1978, Panama and Bladex signed Contract No. 103-78, whereby the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

On June 17, 2009, the Bank changed its name from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.,” although it continues to operate under the commercial name of “Bladex.”

Bladex offers its services through its head office and subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency (the “New York Agency”) and Bladex Asset Management Inc. (“Bladex Asset Management” or “BAM”), its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami and its representative offices in Mexico City and Buenos Aires, as well as through a worldwide network of correspondent banks. Bladex’s shares of Class E common stock are listed on the New York Stock Exchange under the symbol “BLX.”

Bladex Asset Management serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).  On September 8, 2009, Bladex Asset Management registered as a foreign entity in Panama, establishing a branch in Panama that is engaged mainly in providing administrative and operating services to Bladex Asset Management in the United States.

In April 2009, the Fund was registered with Cayman Islands Monetary Authority,  under the Mutual Funds Law of the Cayman Islands and began receiving third party investments.

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware.  BCG PA LLC owns “Class C” shares of the Fund entitling it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

Bladex’s headquarters are located at Calle 50 y Aquilino de la Guardia, Panama City, Panama, and its telephone number is + (507) 210-8500.

Bladex’s financial statements are prepared in accordance with U.S. GAAP.

See Item 18, “Financial Statements,” notes 1 and 2(a).

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

Bladex intermediates in the financial and capital markets throughout the Region, through three business units:

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities.  The division’s portfolio includes loans and contingencies.  The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions.  Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing, and other fee-based services, such as electronic clearing services.

The Treasury Division is responsible for the Bank’s liquidity management and investment securities activities, including management of the Bank’s interest rate, liquidity, price and currency risks.

The Asset Management Division, which is based in New York is responsible for the Bank’s asset management activities, including investment advisory services for funds and managed accounts.  The Asset Management Division conducts business through Bladex Asset Management, which serves as investment manager for the Feeder and the Fund, both incorporated in the Cayman Islands.  The Feeder invests substantially all of its assets in the Fund.

Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining some exceptions on U.S. dollars convertibility and transfer limitations imposed on the servicing of external obligations ("preferred creditor status"). Although the Bank maintains both its focus on trade finance and its Class A shareholders, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2009, the Bank had 46 employees across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2009

Bladex achieved solid financial results and maintained its strong fundamentals in one of the most difficult years in recent financial history.  The Bank’s net income attributable to Bladex amounted to $54.9 million for 2009, compared to $55.1 million in 2008.  Bladex’s Tier 1 capitalization ratio amounted to 25.8%, and the leverage ratio stood at 5.7 times as of December 31, 2009, compared to 20.4% and 7.6 times, respectively, as of December 31, 2008.  The Bank’s commercial portfolio grew by 17% as of December 31, 2009 as compared to December 31, 2008.  Bladex maintained a strong liquidity position during 2009, supported by increasingly diversified funding sources, while maintaining reserve coverage at historically high levels for the Bank.  This careful management of liquidity and reserve levels protected a portfolio of solid and improving quality while limiting return on equity to 8.6%.

During 2009, the Commercial Division continued to strengthen the portfolio quality and the efficient use of capital, as commercial portfolio balances (which include the loan portfolio, contingencies and other assets) reached $3,110 million as of December 31, 2009, compared to $3,062 million as of December 31, 2008.  Weighted average lending spreads increased 56% (+94 bps) during the same period, despite lower market interest rates during the year.

During 2009, the Treasury Division’s liquidity balance remained high ($402 million at year-end), while deposit balances remained at stable levels ($1,256 million at year-end), and the value of the investment securities portfolio improved during the course of the year.  In addition, the Bank took advantage of new opportunities in the Asian interbank funding markets.

The Asset Management Division’s net income attributable to Bladex was $14.1 million for the year 2009 compared to $12.3 million in 2008.  During the year, the Fund attracted several new third-party investors, representing 17.6% of the Fund’s value as of December 31, 2009, compared to 3.1% as of December 31, 2008.

The Asset Management Division’s investment fund consists of the Bank’s investment in the Fund’s assets and liabilities and is managed by Bladex Asset Management.  Currently, Bladex Asset Management follows a macro strategy by trading a combination of products including foreign exchange, interest rate swaps, and derivative products to establish long and short positions mainly in Latin American markets.  Capital preservation is one of Bladex Asset Management’s main objectives, and Bladex Asset Management’s trading strategy emphasizes high liquidity, moderate volatility and lower leverage.

See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income” and Item 18, “Financial Statements,” note 25.

Strategies for 2010 and subsequent years

Further extend the Bank’s business into politically and economically stable, high-growth markets
The Bank’s expertise in risk and capital management and extensive knowledge of the Region allows it to identify and strategically focus on stable and growth-oriented markets, including investment grade countries in the Region. Bladex maintains strategically placed representative offices in order to provide focused service and products in markets that the Bank considers key to its continued growth. In addition, the Bank continually considers establishing a presence in other strategic locations throughout the Region in order to respond to stability and growth trends it identifies.

In addition, the Bank explores business opportunities outside of the Region, as evidenced by its entering into a cooperation agreement with China Development Bank in 2007 in order to support foreign trade between Latin America and Asia, particularly in the infrastructure and energy sectors. In 2009, Bladex became the first Latin American bank to place a non-guaranteed syndicated loan in Asia. Also in 2009, the Bank made certain amendments to its Articles of Incorporation, allowing the Bank greater flexibility to expand its exposure and access to markets outside the Region.  See Item 10, “Additional Information/Memorandum & Articles of Association and See Item 19, “Exhibits”, Exhibit 1.1.

Targeted growth in expanding and diversifying the Bank’s client base
The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, large corporations and middle market companies, including through participation in bilateral and co-financed transactions. The Bank intends to continue to cultivate existing and new longstanding client relationships through the quality of the Bank’s services and the Bank’s agile decision-making and credit approval processes.

Grow current products and services while providing sector-specific solutions in the Region
The Bank intends to continue its focus on development of expertise in the sectors in which the Bank currently operates while strategically targeting industries with significant growth potential by offering sector-specific products and solutions to clients in these industries. These sectors include some of the most profitable industries in the Region, such as oil & gas, food, mining and agribusiness commodities, as well as growth sectors such as Latin American intra-regional trade. Bladex also intends to continue to explore key regional and local partnerships to bolster its range of services and increase its presence in key economic sectors throughout the Region.

Increase the range of products and services that the Bank offers
Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is strongly positioned to strategically identify key additional products and services to offer to clients. Following amendments to the Bank’s Articles of Incorporation in 2009, the Bank’s scope of potential activities was broadened to encompass all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of the Region. This reflects the Bank’s ongoing strategy to develop new products and services, such as factoring, debt intermediation in primary and secondary markets, and structure financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

In furtherance of this strategy, in 2008 the Bank established the Feeder and the Fund, investment funds established by the Bank to operate a proprietary fixed income desk for the Bank and receive third party investments.  The Bank has also applied to the U.S. Federal Reserve Board for status as a “financial holding company,” which would allow the Bank to engage in a broader range of non-banking activities in the United States.

Lending Policies

The Bank extends credit directly to banks, corporations and state-owned exporting organizations within the Region. The Bank finances import and export transactions for all types of goods and products, with the exception of articles such as weapons, ammunition, military equipment, hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers in the light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

Due to the nature of trade finance, the Bank’s loans generally are unsecured. However, in certain instances, based upon its credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved requires that a loan be secured by pledged deposits and other collateral.

Country Credit Limits

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Credit Policy and Risk Assessment Committee (the “CPER”) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least annually in the quarterly meetings of the CPER. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

The amounts of capital allocated to a transaction is based on customer type (sovereign, state-owned or private, corporate or financial institution), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from one to 180 days, 181 days to a year, between one and three years, or longer than three years). Capital utilizations by the business units cannot exceed the Bank’s reported stockholders’ equity.

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s Management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law prescribes certain concentration limits, which are applicable and strictly adhered to by the Bank, including a thirty percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a twenty-five percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate and sovereign borrowers. As of December 31, 2009, the legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to approximately $169 million, and for financial institutions and financial groups amounted to approximately $203 million. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2009, the Bank was in full compliance with all regulatory limits. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the commercial portfolio and investment securities portfolio decreased from $4,753 million as of December 31, 2007 to $3,718 million as of December 31, 2008 and further decreased to $3,621 million as of December 31, 2009, reflecting the Bank’s decision to reduce the average portfolio in response to global economic conditions and tightening of the credit markets.

The Bank acted decisively to reduce its credit portfolio in line with the market’s deterioration, reducing credit risk, loan concentrations, and strengthening liquidity. During 2009, credit risk levels showed signs of gradual improvement, as companies benefited from a generally less challenging economic climate, a trend that will afford Bladex greater flexibility in terms of credit decisions, thus gradually easing the pressure on provision levels in coming years.

Commercial Portfolio

The commercial portfolio includes the loan portfolio and contingencies and other assets (including confirmed and stand-by letters of credit and guarantees covering commercial and country risks, credit commitments, reimbursement undertakings, equity investments and customers’ liabilities under acceptances).

The Bank’s commercial portfolio decreased from $4,281 million as of December 31, 2007 to $3,062 million as of December 31, 2008 and stabilized to $3,110 million as of December 31, 2009.

As of December 31, 2009, 62% of the Bank’s commercial portfolio represented trade related credits. The corporate market segment represented 51% of the total commercial portfolio, of which 61% represented trade financing.

The following table sets forth the distribution of the Bank’s commercial portfolio, by product category as of December 31 of each year:

	As of December 31,
	2009(1)%		2008	%	2007	%	2006	%	2005(2)%
	(in $ million, except percentages)
Loans	$2,779	89.4	$2,619	85.5	$3,732	87.2	$2,981	82.0	$2,610	76.6
Contingencies and other assets	331	10.6	444	14.5	550	12.8	654	18.0	797	23.4
Total	$3,110	100.0	$3,062	100.0	$4,281	100.0	$3,634	100.0	$3,407	100.0

(1)	Includes non-accrual loans for $51 million as of December 31, 2009.
(2)	Includes non-accrual loans for $29 million and non-accrual contingencies for $13 million as of December 31, 2005.

Loan Portfolio

As of December 31, 2009, the Bank’s total loans amounted to $2,779 million, compared to $2,619 million as of December 31, 2008, and compared to $3,732 million as of December 31, 2007. As of December 31, 2009, 66% of the Bank’s loans were scheduled to mature within one year.  See Item 5, “Operating and Financial Review and Prospects/Operating Results/Changes in Financial Condition” and Item 18, “Financial Statements,” note 7.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at the dates indicated:

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in $ million, except percentages)
Argentina(1)	$73	2.6	$151	5.8	$264	7.1	$203	6.8	$51	2.0
Bolivia	0	0.0	0	0.0	5	0.1	5	0.2	0	0.0
Brazil (2)	1,335	48.0	1,289	49.2	1,379	37.0	1,317	44.2	1,095	42.0
Chile	258	9.3	8	0.3	10	0.3	175	5.9	283	10.8
Colombia	200	7.2	285	10.9	400	10.7	163	5.5	249	9.5
Costa Rica	83	3.0	55	2.1	77	2.1	85	2.9	54	2.1
Dominican Republic	31	1.1	48	1.8	29	0.8	9	0.3	1	0.0
Ecuador	23	0.8	36	1.4	61	1.6	43	1.4	25	1.0
El Salvador	41	1.5	76	2.9	47	1.2	82	2.8	81	3.1
Guatemala	74	2.7	61	2.3	96	2.6	89	3.0	41	1.6
Honduras	23	0.8	45	1.7	49	1.3	36	1.2	26	1.0
Jamaica	31	1.1	15	0.6	77	2.1	49	1.6	24	0.9
Mexico (3)	302	10.9	380	14.5	410	11.0	168	5.6	161	6.1
Nicaragua	1	0.0	4	0.2	13	0.3	10	0.3	2	0.1
Panama	41	1.5	47	1.8	140	3.7	180	6.1	156	6.0
Peru	161	5.8	50	1.9	454	12.2	262	8.8	180	7.0
Trinidad & Tobago	72	2.6	23	0.9	88	2.3	104	3.5	177	6.8
Uruguay	30	1.1	45	1.7	0	0.0	0	0.0	4	0.1
Venezuela	0	0.0	0	0.0	135	3.6	1	0.0	0	0.0
Total	$2,779	100.0	$2,619	100.0	$3,732	100.0	$2,981	100.0	$2,610	100.0

(1)	Includes non-accrual loans in Argentina of $23 million in 2005.
(2)	Includes non-accrual loans in Brazil of $7 million in 2009 and $6 million in 2005.
(3)	Includes non-accrual loans in Mexico of $44 million in 2009.

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in $ million, except percentages)
Private sector commercial banks and financial institutions (1)	$875	31.5	$577	22.0	$1,491	39.9	$1,167	39.2	$1,583	60.6
State-owned commercial banks (2)	334	12.0	322	12.3	241	6.5	273	9.2	118	4.5
Central banks	0	0.0	25	1.0	0	0.0	0	0.0	0	0.0
Sovereign debt	96	3.4	67	2.6	113	3.0	123	4.1	49	1.9
State-owned exporting organizations	193	7.0	50	1.9	282	7.6	138	4.6	402	15.4
Private corporations (3)	1,282	46.1	1,577	60.2	1,605	43.0	1,279	42.9	458	17.6
Total	$2,779	100.0	$2,619	100.0	$3,732	100.0	$2,981	100.0	$2,610	100.0

(1)	Includes $15 million in non-accrual loans in 2005.
(2)	Includes $8 million in non-accrual loans in 2005.
(3)	Includes $51 million in non-accrual loans in 2009 and $6 million in non-accrual loans in 2005.

As of December 31, 2009, the Bank’s outstanding loan portfolio amounted to $2,779 million, an increase of 6% from 2008 year end balances. The increase resulted from the improved condition in the financial markets, as well as the recovery of foreign trade in the Region, resulting in greater demand for the Bank’s lending products.  As of December 31, 2009, 21% of the Bank’s $1,475 million loan exposure to private corporations and state-owned exporting organizations was concentrated in the oil & gas industry in countries such as Peru, Argentina, Chile, Venezuela, Jamaica and Trinidad and Tobago.

During 2008, the Bank reduced its loan portfolio by $1.1 billion, as the Bank focused on strengthening liquidity and exposures to potential vulnerable sectors and/or concentrations were reduced in response to deteriorating macroeconomic conditions.

During 2007, the Bank’s loan portfolio amounted to $3,732 million an increase of $751 million from the prior year.  The increase was mostly associated with the Bank’s strategy of developing a stronger client base focused on a growing corporate segment.

Maturities and Sensitivities of the Loan Portfolio

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2009, by type of rate and type of borrower:

	As of December 31, 2009
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years (1)	Total
FIXED RATE
Private sector commercial banks and financial institutions	$518	$0	$0	$518
State-owned commercial banks	276	20	0	296
Sovereign debt	43	24	0	68
State-owned exporting organizations	102	0	0	102
Private corporations	299	29	0	328
Sub-total	$1,238	$73	$0	$1,311
FLOATING RATE
Private sector commercial banks and financial institutions	$144	$214	$0	$357
State-owned commercial banks	29	9	0	38
Sovereign debt	10	18	0	28
State-owned exporting organizations	91	0	0	91
Private corporations	325	606	23	954
Sub-total	599	847	23	1,469
Total	$1,836	$920	$23	$2,779
(1)	The Bank’s loan portfolio contains no maturities after ten years.

Contingencies and Other Assets

The Bank’s contingencies and other assets included in the commercial portfolio consist of selected financial instruments with off-balance sheet credit risk and customer liabilities under acceptances.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. The Bank also provides stand-by letters of credit and guarantees, including country risk guarantees, which cover the country risk arising from the risk of convertibility and transferability of local currency of countries in the Region into hard currency and from political risks, such as expropriation, nationalization, war and/or civil disturbances. The Bank also provides commitments to extend credit, which are a combination of either non-binding or binding legal agreements to lend to a customer.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. As of December 31, 2009, total contingencies and other assets in the commercial portfolio amounted to $331 million (11% of the total commercial portfolio), of which 62% correspond mostly to letters of credit in Ecuador and Venezuela.  As of December 31, 2008, total contingencies and other assets in the commercial portfolio amounted to $444 million (14% of the total commercial portfolio).

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2009		2008		2007
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Argentina	$0	0.0	$0	0.0	$4	0.8
Brazil	23	6.8	151	34.1	220	40.1
Chile	0	0.0	83	18.8	1	0.2
Colombia	0	0.0	1	0.3	1	0.2
Costa Rica	24	7.3	20	4.4	72	13.1
Dominican Republic	1	0.4	14	3.1	63	11.5
Ecuador	112	33.9	87	19.7	81	14.8
El Salvador	2	0.5	0	0.1	2	0.3
Guatemala	1	0.3	5	1.0	6	1.1
Honduras	0	0.1	0	0.1	0	0.1
Jamaica	0	0.0	0	0.0	16	2.8
Mexico	60	18.0	4	1.0	14	2.6
Panama	0	0.0	15	3.4	10	1.9
Trinidad & Tobago	0	0.0	0	0.0	5	0.9
United States	0	0.0	0	0.0	19	3.4
Uruguay	16	4.8	0	0.0	0	0.0
Venezuela	92	27.8	62	13.9	34	6.2
Total	$331	100.0	$444	100.0	$550	100.0

See Item 18,  “Financial Statements,” note 18.

Investment Securities Portfolio

The Bank’s investment securities portfolio consists of debt securities available-for-sale, securities held-to maturity and trading assets.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its assets (mainly its investment securities) and liabilities management activities.

As of December 31, 2009, the Bank’s securities available-for-sale amounted to $457 million and consisted of investments with issuers in the Region, of which 80% were banks and sovereign borrowers and 20% were corporations. As of December 31, 2008, the Bank’s securities available-for-sale amounted to $608 million and consisted of investments with issuers in the Region, of which 74% were banks and sovereign borrowers and 26% were corporations.  The year-on-year decrease in the securities available-for-sale portfolio reflects the sale of $147 million in book value of the securities portfolio, which generated net gains of $0.5 million during 2009.

As of December 31, 2007, the Bank’s securities available-for-sale portfolio amounted $468 million and consisted of investments with issuers in the Region, of which 67% were banks and sovereign borrowers and 33% were corporations.

The held-to-maturity portfolio amounted to $28 million as of December 31, 2008.  As of December 31, 2009 and as of December 31, 2007, the Bank had no securities held-to-maturity.

See Item 18,  “Financial Statements,”  notes 2 (i) and 5.

As of December 31, 2009, the Bank’s trading assets amounted to $50 million, compared to $45 million as of December 31, 2008, and compared to none as of December 31, 2007.   See Item 18, “Financial Statements”, notes 2(h) and 4.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.
	As of December 31,
	2009	2008	2007
	(in $ millions)
Trading assets	$50	$45	$0
Securities held-to-maturity
Bonds	$0	$28	$0
Total securities held-to-maturity	$0	$28	$0
Securities available-for-sale
Bonds	$457	$608	$468
Total securities available for sale	$457	$608	$468
Total investment securities	$507	$681	$468

Investment Fund

The investment fund consists of the Bank’s investment in the Fund’s assets and liabilities and is managed by Bladex Asset Management.

Currently, Bladex Asset Management follows a macro strategy by trading a combination of products (foreign exchange, equity indexes, interest rate swaps, and credit derivative products) to establish long and short positions mainly in Latin American markets. Capital preservation is one of Bladex Asset Management’s main objectives, and Bladex Asset Management’s trading strategy emphasizes high liquidity, moderate volatility and lower leverage.

The Board of Directors of the Fund controls the exposure of the Fund to certain risks through a risk matrix, which contains guidelines and parameters that the Fund’s managers must follow. Specific risk management guidelines include limitations regarding capital usage and portfolio concentrations.

The Fund’s balance totaled $198 million as of December 31, 2009, $151 million as of December 31, 2008 and $82 million as of December 31, 2007. The Fund’s growth has resulted from the re-investment from the Fund’s gains and from the increase in inflows from third party investors.  Bladex’s ownership of the Feeder was 82.34% as of December 31, 2009, 96.89% as of December 31, 2008 and 100% as of December 31, 2007, with the remaining balances owned by third party investors.   See Item 18, “Financial Statements,” notes 1, 2(d), 6, and 22.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, trading assets, investment securities, loans and investment fund, but not including contingencies (collectively “cross-border outstandings”) as of December 31 of each year:

	As of December 31,
	2009		2008		2007
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$73	1.9	$151	3.5	$283	6.0
Austria	0	0.0	0	0.0	45	1.0
Brazil	1,461	37.4	1,424	32.7	1,508	32.2
Chile	296	7.6	59	1.4	52	1.1
Colombia	340	8.7	449	10.3	526	11.2
Costa Rica	83	2.1	66	1.5	77	1.6
Dominican Republic	38	1.0	55	1.3	42	0.9
Ecuador	23	0.6	36	0.8	61	1.3
El Salvador	57	1.4	95	2.2	57	1.2
France	20	0.5	24	0.5	45	1.0
Germany	0	0.0	20	0.5	60	1.3
Guatemala	85	2.2	64	1.5	96	2.0
Honduras	23	0.6	45	1.0	49	1.0
Jamaica	31	0.8	15	0.3	77	1.7
Japan	100	2.6	60	1.4	40	0.9
Mexico	359	9.2	472	10.9	437	9.3
Panama	85	2.2	133	3.1	212	4.5
Peru	191	4.9	77	1.8	484	10.3
Spain	0	0.0	40	0.9	48	1.0
Switzerland	22	0.6	22	0.5	30	0.6
Trinidad & Tobago	72	1.8	23	0.5	88	1.9
United Kingdom	20	0.5	54	1.2	10	0.2
United States	239	6.1	633	14.5	23	0.5
Uruguay	30	0.8	45	1.0	0	0.0
Venezuela	0	0.0	0	0.0	135	2.9
Other countries (1)	63	1.6	139	3.2	118	2.5
Sub-Total	3,711	94.9	4,201	96.5	4,602	98.3
Investment fund (2)	198	5.1	151	3.5	82	1.7
Total (3)	$3,909	100.0	$4,351	100.0	$4,684	100.0

(1)
Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated above and consisted mostly of investment securities portfolio in a multilateral organization.

(2)	The balances in the investment fund represent the participation of the Feeder in the net asset value (NAV) of the Fund.
(3)	The outstandings by country does not include contingencies. See Item 4, “Business Overview / Contingencies and other assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis.

The composition of the outstandings per country portfolio has remained fairly stable over 2009 compared to 2008.  Some exposures in countries has been adjusted in accordance to the Bank’s risk perception.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements.  See Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources/Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2009	2008	2007
		(in $ million)
Private sector commercial banks and financial institutions	$1,172	$1,235	$1,868
State-owned commercial banks	354	362	306
Central banks	178	320	0
Sovereign debt	425	506	389
State-owned exporting organizations	245	132	364
Private corporations	1,337	1,645	1,675
Sub-Total	$3,711	$4,201	$4,602
Investment fund	198	151	82
Total	$3,909	$4,351	$4,684

Net Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues by country at the dates indicated, with net revenues calculated as the sum of net interest income, fees and commissions, net, derivative financial instruments and hedging, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, gain (loss) on foreign currency exchange, and other income (expense), net:
	For the year ended December 31,
	2009	2008	2007
	(in $ million)
Argentina	$2.0	$6.2	$4.8
Brazil	25.9	24.4	33.2
Chile	1.9	1.0	1.4
Colombia	5.8	10.4	7.8
Costa Rica	4.2	1.6	0.9
Dominican Republic	0.7	1.3	0.9
Ecuador	3.0	2.2	3.2
El Salvador	5.4	(3.8)	0.9
Guatemala	8.8	(2.5)	1.5
Honduras	1.1	1.3	0.9
Jamaica	0.6	1.6	1.5
Mexico	16.8	25.1	12.4
Panama	3.3	(1.7)	3.8
Peru	0.5	9.2	4.5
Trinidad and Tobago	1.0	2.0	2.4
Uruguay	1.2	0.8	0.0
Venezuela	2.5	1.8	3.3
Other countries(1)	2.5	(4.5)	0.6
Asset Management Division	22.1	18.1	24.1
Total net revenues	$109.1	$94.5	$108.2
Reversal (provision) for credit losses	(14.8)	1.5	1.5
Impairment of assets, net of recoveries	(0.1)	(0.8)	(0.5)
Operating expenses	(38.2)	(40.0)	(37.0)
Net income	$56.0	$55.3	$72.2
Net income attributable to the redeemable noncontrolling interest	(1.1)	(0.2)	0.0
Net income attributable to Bladex	$54.9	$55.1	$72.2

 (1) Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The previous table provides a reconciliation of the net revenues (as defined previously) to the Bank’s net income. Net revenues do not include the effects of reversals (provisions) for credit losses, recoveries on assets, net of impairments and operating expenses. The objective of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s three segments, on a by-country basis. Given  that the Bank’s segments generate revenues not only from net interest income, but from other sources including fees and commissions, gains and losses on investments and derivative financial instruments, which form part of other income rather than net interest income, the Bank adds those amounts to net interest income to show net revenues earned before operating expenses. Reversals (provisions) for credit losses and recoveries on assets, net of impairments, are not included as part of net revenues as the Bank believes such amounts, which are based on Management estimates, may distort trend analysis. Thus, the Bank believes excluding such amounts from net revenues provides a more accurate and clear indicator of the Bank’s performance within its three segments for each country, and thus provides a better analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a GAAP basis. Furthermore, net revenues may be calculated differently by other companies in the financial sector.

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from regional and international banks in making loans and providing fee-generating services. The Bank competes in its lending and deposit taking activities with other banks and international financial institutions, many of which have greater financial resources and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing. Trade finance volumes are also dependent on global economic conditions.

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

On February 22, 2008, the Panamanian cabinet voted to adopt Decree Law No. 2, which is a revision and restatement of Decree Law No. 9 of February 26, 1998 (the “Old Banking Law”). This new legislation came into effect on August 25, 2008. The Executive Branch merged Decree Law No. 9 of 1998 and all its amendments into one text, which was approved by means of Executive Decree 52 of April 30, 2008, hereinafter the “Banking Law.”

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, they must maintain a minimum capital of 8% of their total risk-weighted assets, and primary capital must be equal to or greater than 4% of the bank’s assets and off-balance sheet operations that represent a contingency to the bank. The Superintendency of Banks may now take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy standards. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards become more stringent.

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

The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of the Bank. This authorization is subject to the following conditions: (i) the ownership of shares in the debtor bank–directly or indirectly–by the shared director or shared officer, may not exceed five percent (5%) of the bank’s capital, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (ii) the ownership of shares in the creditor bank–directly or indirectly–by the debtor bank represented in any manner by the shared director or shared officer, may not exceed five percent (5%) of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (iii) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request; and (iv) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank’s credit policy. The Superintendency of Banks will determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

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

The Banking Law regulates banks and now the entire “banking group” to which each bank belongs. Banking groups are defined as the holding company and all direct and indirect subsidiaries of the holding company, including the bank in question. Banking groups must comply with audit standards and various limitations set forth in the Banking Law, in addition to all compliance required of the bank in question. The Banking Law provides that banks, and now banking groups, in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. Banks are required to file with the Superintendency of Banks monthly, quarterly and annual information, including financial statements, an analysis of their credit facilities and any other information requested by the Superintendency of Banks. In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations. The Superintendency of Banks last inspected the Bank in February 2010, and the results of this inspection were fully satisfactory.

Panamanian Anti-Money Laundering laws and regulations

In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc. (“Bladex Holdings”), which is not engaged in activities other than owning one wholly owned subsidiary incorporated under the laws of the State of Delaware: Bladex Asset Management incorporated on May 24, 2006. In February 2007, another wholly-owned subsidiary Clavex LLC, which was incorporated on June 15, 2006, became non-operative. On October 30, 2006, the Bank established an international administrative office in Miami, Florida (the “Florida International Administrative Office”). On April 16, 2008, Bladex incorporated a direct fifty percent (50%) owned subsidiary in Delaware with the name of BCG PA LLC, which is used as an investment vehicle to receive the performance allocation of Bladex Capital Growth Fund.

Federal Law

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”) because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company” (“FHC”). Bladex filed an application with the U.S. Federal Reserve Board to obtain financial holding company status on January 29, 2008. The U.S. Federal Reserve Board is in the process of evaluating Bladex’s application. At present, Bladex has two direct subsidiaries in the United States. The first direct subsidiary is Bladex Holdings, a company incorporated under Delaware law that is not engaged in any activity, other than owning Bladex Asset Management, Inc., and Clavex LLC, both Delaware companies. The other direct subsidiary is BCG PA LLC, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware.

In addition, pursuant to the Financial Services Regulatory Relief Act of 2006, the Securities and Exchange Commission (“Commission”) and the U.S. Federal Reserve Board finalized Regulation R. Regulation R defines the scope of exceptions provided for in the GLB Act for securities activities which banks may conduct without registering with the Commission as securities brokers or moving such activities to a broker-dealer affiliate. The “push out” rules exceptions contained in Regulation R enable banks, subject to certain conditions, to continue to conduct securities transactions for customers as part of the bank’s trust and fiduciary, custodial, and deposit “sweep” functions, and to refer customers to a securities broker-dealer pursuant to a networking arrangement with the broker-dealer. The New York Agency is subject to Regulation R with respect to its securities activities.

New York State Law

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2009, the New York Agency maintained a pledge of $5.5 million, complying with the minimum required amount.

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

Florida Law

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

Pursuant to Florida law, the Florida International Administrative Office is authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments. Under the provisions the Florida Financial Institutions Codes, as well as the IBA and the regulations of the U.S. Federal Reserve Board, the Florida International Administrative Office is also permitted to function as a representative office of the Bank. In this capacity it may solicit new business for the Bank and conduct research. It may also act in a liaison capacity between the Bank and its customers.

Anti-Money Laundering Laws

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

The Companies Law (2009 Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Section 174 of the Companies Law does not permit the Bladex Offshore Feeder Fund and the Bladex Capital Growth Fund to trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands. This does not prevent the Bladex Offshore Feeder Fund and the Bladex Capital Growth Fund from executing contracts in the Cayman Islands and exercising in the Cayman Islands all of their powers necessary for the carrying on of their business outside the Cayman Islands.

The Proceeds of Crime Law, 2008 of the Cayman Islands and the Terrorism Law (2009 Revision) of the Cayman Islands impose reporting obligations on residents of the Cayman Islands who know or suspect, or have reasonable grounds for knowing or suspecting, the involvement of another person in criminal conduct or with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector.

The Bank is subject to banking regulations in each jurisdiction in which the Bank has a physical presence.

C.	Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.	Property, Plant and Equipment

The Bank owns its headquarters office, with 6,161 square meters of office space, located at Calle 50 and Aquilino de la Guardia in Panama City, Panama. The Bank leases 11.2 square meters of computer equipment hosting, located at Gavilan Street Balboa in Panama City, Panama and 21.2 square meters of office space and internet access in case of a contingency, located at 75E Street San Francisco, in Panama City, Panama. In addition, the Bank leases office space for its representative offices in Mexico and Argentina, Bladex Representação Ltda. in Brazil, its New York Agency and Bladex Asset Management in New York City, New York and the Florida International Administrative Office in Miami, Florida. See Item 18, “Financial Statements,” notes 2(q) and 19.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.  See Item 18, “Financial Statements.”

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, derivative financial instruments and hedging, recoveries on assets, net of impairments, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, and net gain (loss) on foreign currency exchange. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees covering commercial and country risk, and through loan origination and sales.

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:
	Year Ended December 31,
	2009	2008	2007
	(in $ thousand, except per share amounts and percentages)
Total interest income	$141,964	$244,243	$264,869
Total interest expense	77,212	166,396	194,299
Net interest income	64,752	77,847	70,570
Reversal (provision) for loan losses	(18,293)	18,540	(11,994)
Net interest income after reversal (provision ) for loan losses	46,459	96,387	58,576
Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	3,463	(16,997)	13,468
Fees and commissions, net	6,733	7,252	5,555
Derivative financial instruments and hedging	(2,534)	9,956	(989)
Impairment of assets, net of recoveries	(120)	(767)	(500)
Net gain from investment fund trading	24,997	21,357	23,878
Net gain (loss) from trading securities	13,113	(20,998)	(12)
Net gain on sale of securities available-for-sale	546	67	9,119
Gain (loss) on foreign currency exchange	613	(1,596)	115
Other income (expense), net	912	656	(6)
Net other income (expense)	47,723	(1,070)	50,628
Total operating expenses	(38,202)	(39,990)	(37,027)
Net income	55,980	55,327	72,177
Net income attributable to the redeemable noncontrolling interest	(1,118)	(208)	0
Net income attributable to Bladex	$54,862	$55,119	$72,177
Basic earnings per share	$1.50	$1.51	$1.99
Diluted earnings per share	$1.50	$1.51	$1.98
Return on average assets	1.38%	1.09%	1.76%
Return on average stockholders’ equity	8.60%	8.99%	11.91%

Business Segment Analysis

For further information on net income by business segment, see Item 18, “Financial Statements,” note 25.

The Commercial Division

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities. The division’s portfolio includes loan portfolio and contingencies and other assets.  The Commercial Division’s net income, which includes net interest income from loans, fees and commissions, allocated operating expenses, the reversal (provision) for credit losses, and any impairment on assets, net of recoveries, amounted to $35 million for the year ended December 31, 2009, compared to $59 million for the year ended December 31, 2008. This $24 million decrease was due to a $1.1 billion, or a 30%, decrease in the average loan portfolio and a 188 bps decrease in this portfolio’s average LIBOR rate, partially offset by a 94 bps increase in average lending spreads. The lower average volumes in the commercial portfolio resulted from the Bank’s decision, in late 2008, to slow its lending activities in line with the adverse economic environment, collecting maturities in vulnerable sectors, building liquidity balances, and responding to a decrease in funding sources.

The Commercial Division’s net income was $59 million in 2008, compared to a net income of $44 million in 2007. The $15 million increase during 2008 compared to 2007 was primarily due to higher average loan balances of $352 million, or 10% during the year, as well as higher weighted average lending spreads, which increased 59 bps, or 54%, during the year.

The Treasury Division

The Treasury Division is responsible for the Bank’s liquidity management and investment securities activities. The Treasury Division’s net income includes net interest income on treasury assets (interest-bearing deposits with banks, investment securities, and trading assets); non-interest operating income (expense), such as net gain (loss) from trading securities, the sale of securities available-for-sale, foreign currency exchange, and derivative financial instruments and hedging; and allocated operating expenses.

The Treasury Division recorded net income of $6 million for the year ended December 31, 2009, compared to a net loss of $16 million for the year ended December 31, 2008. This $22 million, or 137%, increase was mainly attributable to $13 million in gains from trading securities, compared to $21 million in losses from trading in 2008.

The Treasury Division reported a net loss of $16 million in 2008 and a net income of $10 million for 2007.  The Treasury Division’s 2008 results were affected by the accounting treatment related to certain securities-based financing transactions (repos), which were recorded as sales based on the application of ASC Topic 860. Due to unfavorable market conditions affecting the terms of these repos, the Bank recognized these repo transactions as securities sales, rather than as secured borrowings (financing). This accounting treatment resulted in a non-cash charge to earnings of $25 million, partially offset by a $12 million gain related to the application of ASC Topic 820 to the Bank’s local funding cross currency swaps during the particularly volatile fourth quarter of 2008.

The Asset Management Division

The Asset Management Division is responsible for the Bank’s asset management activities. The Asset Management Division’s net income attributable to Bladex, which includes net interest income from the investment fund, gains from investment fund trading, related other income (loss), allocated operating expenses, net of net income attributable to the redeemable non-controlling interest totaled $14 million for the year ended December 31, 2009, compared to $12 million for the year ended December 31, 2008. This $2 million, or 15% increase in net income attributable to Bladex was mainly due to the combined effect of a $4 million increase in non-interest operating income attributed to increased gains from investment fund trading, partially offset by a $1 million increase in operating expenses, mainly related to an increase in performance-based expenses and by a $1 million increase in net income attributable to the redeemable noncontrolling interest.

The Asset Management Division’s net income attributable to Bladex amounted to $12 million in 2008, compared to $18 million in 2007. This $6 million decrease was attributable principally to lower net gains from investment fund trading and lower net interest income, resulting mainly from decreased market interest rates in 2008.

Net Income attributable to Bladex

For the year ended December 31, 2009, net income attributable to Bladex was $54.9 million, decreasing from $55.1 million for the year ended December 31, 2008. The 2009 results were driven by $35 million in net income in the Commercial Division, $14 million in net income attributable to Bladex in the Asset Management Division, and $6 million in net income in the Treasury Division.  The 2009 results, when compared to 2008, reflect lower average credit volumes and lower average market interest rates during an extremely difficult global market environment, partially offset by higher lending spreads.

Net income attributable to Bladex for 2008 was $55.1 million compared to $72.2 million for 2007. The Bank’s 2008 results were mainly driven by the Commercial Division’s net income of $59 million and the Asset Management Division’s net income attributable to Bladex of $12 million, partially offset by the Treasury Division’s net loss of $16 million. The Bank’s 2008 results also include the impact of classifying certain securities financings (repos) as outright sales, mostly recorded by the Treasury Division, required by the application of Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 860 – Transfers and Servicing, as well as the positive impact of ASC Topic 820 - Fair Value Measurements and Disclosure. The application of these two accounting standards amounted to a loss of $13 million during the second half of 2008.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
	(in $ million, except percentages)
Net interest income
Commercial Division	$66.2	$78.1	$64.5
Treasury Division	2.0	3.0	5.9
Asset Management Division	(3.4)	(3.2)	0.1
Consolidated	$64.8	$77.9	$70.5
Net interest margin	1.62%	1.55%	1.73%
Net interest spread	1.12%	0.98%	0.78%

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Average balances have been computed on the basis of consolidated daily average balances:

	Year ended December 31,
	2009			2008			2007
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-earning deposits with banks	$592	$1	0.21%	$414	$8	1.80%	$248	$13	5.06%
Loans, net of unearned income & deferred loan fees	2,569	113	4.36%	3,718	200	5.29%	3,366	222	6.49%
Non-accrual loans	17	1	4.92%	0	0	n.m. (*)	0	0	n.m. (*)
Trading assets	102	7	6.95%	0	1	n.m. (*)	0	0	n.m. (*)
Investment securities(1)	546	17	3.15%	756	32	4.23%	345	21	5.99%
Investment fund	172	2	1.01%	138	3	2.49%	113	10	8.40%
Total interest-earning assets	$3,998	$142	3.50%	$5,025	$244	4.78%	$4,072	$265	6.42%
Non-interest-earning assets	46			93			88
Allowance for loan losses	(79)			(70)			(62)
Other assets	9			15			11
Total Assets	$3,975			$5,064			$4,108
Interest-Bearing Liabilities

	Year ended December 31,
	2009			2008			2007
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Deposits	$1,218	$11	0.93%	$1,500	$44	2.91%	$1,321	$70	5.26%
Trading liabilities	9	0	n.m. (*)	0	0	n.m (*)	0	0	n.m (*)
Investment fund	0	2	n.m. (*)	0	2	n.m (*)	0	4	n.m (*)
Securities sold under repurchase agreements	263	6	2.24%	540	17	3.09%	253	14	5.36%
Short-term borrowings	501	18	3.50%	1,089	46	4.18%	1,019	57	5.47%
Borrowings and long-term debt	1,208	40	3.24%	1,182	56	4.70%	809	49	6.02%
Total interest-bearing liabilities	$3,199	$77	2.38%	$4,310	$166	3.80%	$3,402	$194	5.63%
Non-interest bearing liabilities and other liabilities	$122			$137			$100
Total Liabilities	$3,321			$4,448			$3,502
Redeemable noncontrolling interest in the investment fund	16			3			0
Stockholders’ equity	638			613			606
Total Liabilities and Stockholders’ Equity	$3,975			$5,064			$4,108
Net interest spread			1.12%			0.98%			0.78%
Net interest income and net interest margin		$65	1.62%		$78	1.55%		$71	1.73%

(*)	“n.m.” means not meaningful
(1)	The average yield of the investment securities portfolio using cost-based average balances, would have been 3.46%, 4.55%, and 6.60% for 2009, 2008 and 2007, respectively.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2009 compared to 2008 and for 2008 compared to 2007. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.
	2009 vs. 2008			2008 vs. 2007
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$378	$(6,691)	$(6,313)	$3,036	$(8,192)	$(5,155)
Loans, net	(50,719)	(35,846)	(86,565)	19,135	(40,712)	(21,576)
Non-accrual loans	847	0	847	0	0	0
Trading assets	7,158	(648)	6,510	0	648	648
Investment securities	(6,688)	(8,346)	(15,034)	17,659	(6,101)	11,559
Investment fund	356	(2,078)	(1,723)	637	(6,739)	(6,102)
Total increase (decrease)	$(48,669)	$(53,609)	$(102,279)	$40,468	$(61,094)	$(20,627)
Increase (decrease) in interest expense
Deposits	$(2,663)	$(30,208)	$(32,871)	$5,325	$(31,403)	$(26,078)
Trading liabilities	0	0	0	0	0	0
Investment fund	0	29	29	0	(1,900)	(1,900)
Securities sold under repurchase agreements	(6,294)	(4,701)	(10,995)	9,019	(5,805)	3,214
Short-term borrowings	(20,863)	(7,652)	(28,515)	2,998	(13,269)	(10,271)
Borrowings and long-term debt	878	(17,710)	(16,831)	17,853	(10,720)	7,133
Total increase (decrease)	$(28,941)	$(60,243)	$(89,184)	$35,195	$(63,098)	$(27,903)
Increase (decrease) in net interest income	$(19,728)	$6,633	$(13,095)	$5,273	$2,004	$7,276

(*)
Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield.  Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2009 vs. 2008

The $13 million, or 17% decrease in net interest income for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily reflects:

i.
Lower average volumes in the loan and investment securities portfolio, which decreased by $1.2 billion, or 28%, from $4.4 billion in 2008 to $3.2 billion in 2009, and resulted in a $49 million decrease in interest income, partly offset by a $29 million decrease in interest expense due to an overall decrease of $1.1 billion, or 37%, in average short-term liabilities (deposits, securities sold under repurchase agreements and short-term borrowings), from $3.1 billion in 2008 to $2.0 billion in 2009.  The net effect of lower average volumes in interest-earning assets and interest-bearing liabilities was a $20 million decrease in net interest income, and was the result of the deteriorating global economic environment, which led the Bank to collect loans in vulnerable sectors, allowing it to build levels of liquidity and respond to tighter funding sources in anticipation of worsening economic conditions.  Through this course of action, the Bank was able to largely offset the negative effect of decline in client deposits and decreases in interbank funding lines; and

ii.
Lower average interbank market rates for the Bank’s assets and liabilities, which resulted in a $7 million increase in net interest income due to rate variances, as the rates for liabilities decreased at a higher pace than the rates for assets.  The average yield paid on interest-bearing liabilities decreased by 142 bps to 2.38% in 2009 (from 3.80% in 2008), mainly due to lower interbank market rates, while the average yield on interest-earning assets decreased by 128 bps, to 3.50% in 2009 (from 4.78% in 2008), also attributable to lower interbank market rates, the effects of which were partially offset by higher lending credit spreads in the Bank’s loan portfolio.

Net interest margin stood at 1.62% in 2009 compared to 1.55% in 2008.  The 7 bps increase in net interest margin during 2009, compared to 2008, was mainly attributable to higher average lending spreads (net interest spread in the loan portfolio increased by 48 basis points), given the disproportionate decreases in interest rates for assets versus liabilities, partially offset by the cost of maintaining a higher average liquidity balance throughout the year at a minimal yield.

2008 vs. 2007

The $7 million, or 10%, increase in net interest income in 2008 compared to 2007 primarily reflected:

i.
Higher average volumes of interest-earning assets, particularly the loan and investment securities portfolio, which increased by $0.7 billion, or 21%, and the average interest-earning deposits with banks, which increased by $0.2 billion.  The interest-earning assets’ average volume increase resulted in a $40 million increase in interest income for the year 2008.  This increase in assets was mainly funded by a $0.9 billion increase in average interest-bearing liabilities, which resulted in a $35 million increase in interest expense.  The net result of higher asset and liability average volumes was an increase of $5 million in net interest income.  The increase in average loan and investment securities portfolio’s average balances was attributable to the Bank’s strategy to improve client and geographic portfolio diversification, by increasing its exposure to the corporate client segment in several countries in the Region.  The increase in average interest-earning deposits with banks relates to the Bank’s focus on maintaining high liquidity levels towards the last months of the year, following the global financial crisis; and

ii.
Lower average interbank market rates in the Bank’s assets and liabilities, which resulted in a $2 million net increase in net interest income due to rate variances, as the liabilities’ rates decreased at a higher pace, thereby increasing the overall net interest spread.  The average yield paid on interest-bearing liabilities decreased by 183 bps to 3.80% in 2008 (from 5.63% in 2007), mainly due to lower interbank market rates, while the average yield on interest-earning assets decreased by 164 bps, to 4.78% in 2008 (from 6.42% in 2007), also attributable to lower interbank market rates, the effects of which were partially offset by higher lending credit spreads in the Bank’s loan portfolio.

Net interest margin for the year 2008 was 1.55%, compared to 1.73% in 2007.  The 18 bps decrease in net interest margin in 2008 compared to 2007 was mainly due to a lower proportion of higher-yield loan portfolio as a percentage of total interest-earning assets, replaced by minimal-yielding interest-earning deposits with banks in a lowering interbank market rate scenario.  Even though net interest spread in the loan portfolio increased by 63 basis points, it could not compensate for the decrease in net interest spread in deposits with banks.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2009	2008	2007
	(in $ million)
Brazil Specific Reserve Reversals (Provisions)	(2.4)	0.0	0.0
Mexico Specific Reserve Reversals (Provisions)	(12.0)	0.0	0.0
Total Specific Reserve Reversals (Provisions)	(14.4)	0.0	0.0
Generic Reserve Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	(3.9)	18.5	(12.0)
Total Generic Reserve Reversals (Provisions)	(3.9)	18.5	(12.0)
Total Reversals (Provisions) of Allowance for Loan Losses	$(18.3)	$18.5	$(12.0)

As of December 31, 2009, the Bank had $51 million in non-accruing loans.  Based on analysis of these loans, the Bank has identified impaired loans of $36 million for which specific reserves of $14 million have been allocated.  The remaining of the non-accrual portfolio, of $15 million, does not present impairment; therefore, no additional specific reserves have been recorded.  During 2008 and 2007, the Bank did not have any impaired or non-accrual loans outstanding.

During 2009, 2008 and 2007, there were no reversals of specific provisions for loan losses related to the impaired and restructured portfolio.

The $18 million provision for loan losses in 2009 was the result of: (i) a $14 million specific reserves provision assigned to non-accruing loans, and (ii) a $4 million increase in generic provision for loan losses, as a reflection of higher loan balances.

The Bank’s $19 million reversal of provision for loan losses in 2008 was due to lower generic provisions as a result of decreased loan balances.
The Bank’s $12 million provision for loan losses in 2007 was mainly due to generic provision charge, resulting from increased loan exposure.

The Bank’s loan loss reserve coverage was 2.7% as of December 31, 2009, an increase from 2.1% as of December 31, 2008 and from 1.9% as of December 31, 2007. The increase in the loan loss reserve coverage reflects the impact on the Bank’s reserve model of prudent portfolio management considering increased risk levels in the Region in 2009 given continuing adverse economic conditions affecting certain borrowers.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” note 7.

Reversal (Provision) for Losses on Off-Balance Sheet Credit Risk

The $3 million reversal of provision for losses on off-balance sheet credit risk in 2009 was primarily due to lower off-balance sheet balances in the commercial portfolio (acceptances and contingencies), and the impact on the Bank’s reserve model of prudent off-balance sheet portfolio management considering risk levels in the Region.

The $17 million provision for losses on off-balance sheet credit risk in 2008 was due to the impact of increased risk levels in the Region on the Bank’s generic reserve model.

The $13 million reversal of provision for losses on off-balance sheet credit risk in 2007 was mainly due to decreased off-balance sheet portfolio exposure.

The off-balance sheet reserve coverage increased to 8.2% as of December 31, 2009, compared to 6.9% as of December 31, 2008, and compared to 2.5% as of December 31, 2007.  The off-balance sheet reserve coverage increase in 2009 was attributable to a shift in the risk composition of the off-balance sheet portfolio, despite an overall decrease in end of period balances.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8.

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmation, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
		(in $ thousand)
Letters of credit	$4,973	$4,725	$2,842
Guarantees	1,017	1,108	1,088
Loans	224	584	836
Third party investors (Bladex Asset Management)	281	(8)	0
Other(1)	239	844	789
Fees and commissions, net	$6,733	$7,252	$5,555

(1) Net of commission expense.

The $0.5 million decrease in fees and commissions during 2009 compared to 2008 mostly reflects lower loan commissions from reduced average loan and letter of credit balances, reflecting credit risk and demand considerations in the first half of 2009.

The $2 million increase in net fees and commissions for 2008 compared to 2007 mainly reflected higher letter of credit activity from the Commercial Division.

For detailed information, see Item 18, “Financial Statements,” notes 2(p).

Derivative Financial Instruments and Hedging

In 2009 and 2008, the Bank recorded a net loss of $3 million and a gain of $10 million, respectively, in derivative financial instruments and hedging. These results reflect the effect of recording the effectiveness (ineffectiveness) on hedging relationships and the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes, which had a liability balance at the measurement date. The fair value of these cross currency swaps improved during 2009 and, as a consequence, the credit risk discount decreased when valuing these derivative instruments.

The Bank recorded a loss of $1 million in 2007 related  to hedging derivative instruments.  The 2007 loss related mainly to the fair value at their inception of interest rate swaps contracted for fair value hedge relationships.  The Bank maintains a policy of recognizing these price differences at the inception of a hedge relationship.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(t) and 20.

Net Gain (Loss) from Investment Fund Trading

The Bank recorded net gains of $25 million from investment fund trading in 2009, compared to net gains of $21 million in 2008 and $24 million in 2007.  The $25 million gain in 2009 was due to the realization of gains on securities of $19 million and realized gain on derivatives of $6 million.

During 2008 the Bank achieved $21 million in net gain from investment fund trading, compared to $24 million in 2007. The $21 million net gain in 2008 was due to the net effect of a net realized gain on investments and foreign currency transactions of $20.9 million and net change in unrealized appreciation on investments and foreign currency of $0.4 million.  The $24 million net gain in 2007 was due to the net effect of a net realized gain on investments and foreign currency transactions of $32.8 million and net change in unrealized depreciation on investments and foreign currency of $8.9 million in 2007.

For additional information, see Item 18, “Financial Statements,” notes 6 and 22.

Net Gain (Loss) from Trading Securities

The Bank recorded a $13 million gain from trading securities in 2009, compared to a $21 million loss in 2008, and compared to $12 thousand loss in 2007.  The $13 million gain in 2009 was due to the appreciation in mark-to-market of the trading securities portfolio in 2009, which is composed of all the securities that were sold in 2008 under repo agreements accounted for as sales. The $21 million loss in 2008 was mainly due to the effect of mark-to-market on such securities and the impact of classifying certain securities financings (repos) as outright sales in 2008, as required by U.S. GAAP, and changes in the fair value of financial instruments transferred under repurchase agreements.

For additional information, see Item 18, “Financial Statements,” notes 4 and 12.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on the sale of securities available-for-sale in 2009 was $0.5 million compared to $0.1 million in 2008 and $9.1 million in 2007.  Detail of the net gains is as follows:

	For the year ended December 31,
	2009	2008(1)	2007
	(in $ millions)
Nominal amount	$137.0	$249.2	$509.0
Amortized cost	$(146.5)	$(271.0)	$(568.1)
Proceeds	150.6	229.9	578.7
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	(3.6)	(2.4)	(1.5)
Forward repurchase agreements	0.0	43.6	0.0
Total net gain on sale of securities available-for-sale	$0.5	$0.1	$9.1

(1)
The 2008 amount included a net gain of $2.1 million related to the sale of securities for a nominal amount of $74 million, partially offset by a loss of $2 million resulting mainly from the sale of securities under repurchase agreements (nominal amount of $175.2 million) accounted for as sales at the transfer of those securities.

For additional information, see Item 18, “Financial Statements,” notes 5 and 12.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
	(in $ thousand)
Salaries and other employee expenses	$20,201	$20,227	$22,049
Depreciation, amortization and impairment of premises and equipment	2,671	3,720	2,555
Professional services	3,262	3,765	3,181
Maintenance and repairs	1,125	1,357	1,188
Expenses from the investment fund	3,520	2,065	381
Other operating expenses	7,423	8,856	7,673
Total operating expenses	$38,202	$39,990	$37,027

The $2 million, or 4%, decrease in operating expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 was mainly due to:

•	the effect of cost-cutting measures that resulted in lower overall operating expenses as average business volumes declined during 2009; and
•	a $1 million write-off of an information technology application in 2008.

These reductions were offset by the $1 million increase in expenses attributable to general growth and better results in the Fund, mainly related to increased performance-based expenses.

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

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:
	As of December 31,
	2009	2008	2007
	(in $ thousand)
Assets
Cash and due from banks	$2,961	$11,474	$596
Interest-bearing deposits in banks	421,595	889,119	400,932
Trading assets	50,277	44,939	0
Securities available-for-sale	456,984	607,918	468,360
Securities held-to-maturity	0	28,410	0
Investment fund	197,575	150,695	81,846
Loans	2,779,262	2,618,643	3,731,838
Less:
Allowance for loan losses	(73,789)	(54,648)	(69,643)
Unearned income and deferred fees	(3,989)	(4,689)	(5,961)
Loans, net	2,701,484	2,559,306	3,656,234
Customers’ liabilities under acceptances	1,551	1,375	9,104
Premises and equipment, net	7,749	7,970	10,176
Accrued interest receivable	25,561	46,319	62,375
Derivative financial instruments used for hedging - receivable	828	7,777	122
Other assets	12,206	7,376	8,826
Total Assets	$3,878,771	$4,362,678	$4,698,571
Liabilities and Stockholders’ Equity
Deposits	$1,256,246	$1,169,048	$1,462,371
Trading liabilities	3,152	14,157	13
Securities sold under repurchase agreements	71,332	474,174	283,210
Short-term borrowings	327,800	738,747	1,221,500
Borrowings and long-term debt	1,390,387	1,204,952	1,010,316
Acceptances outstanding	1,551	1,375	9,104
Accrued interest payable	11,291	32,956	38,627
Derivative financial instruments used for hedging - payable	65,137	91,897	16,899
Reserve for losses on off-balance sheet credit risk	27,261	30,724	13,727
Other liabilities	14,077	25,635	30,553
Total Liabilities	3,168,234	3,783,665	4,086,320
Redeemable noncontrolling interest in the investment fund	34,900	4,689	0

Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	134,820	135,577	135,142
Capital reserves	95,210	95,210	95,210
Retained earnings	301,389	268,435	245,348
Accumulated other comprehensive loss	(6,160)	(72,115)	(9,641)
Treasury stock	(129,602)	(132,763)	(133,788)
Total Stockholders’ Equity	675,637	574,324	612,251
Total Liabilities and Stockholders’ Equity	$3,878,771	$4,362,678	$4,698,571

2009 vs. 2008

During 2009, total assets decreased by $484 million, mainly as a result of a $476 million decrease in interest-bearing deposit in banks, as the Bank gradually returned to historical liquidity levels as funding markets improved during the year 2009, and a $151 million decrease in the securities available-for-sale portfolio, mainly resulting from the sale of securities for a nominal amount of $137 million (or $147 million in carrying value). These decreases were partially offset by a $161 million increase in the loan portfolio due to improving market conditions in the Region in the second half of 2009. As of December 31, 2009, the loan portfolio amounted to $2,779 million, with an average maturity term of 389 days, with 66% of the portfolio scheduled to mature within one year. A majority, or 59%, of the loan portfolio was trade related in nature and 41% constituted non-trade loans mainly extended to banks, sovereigns or exporting corporations. The corporate segment, which includes state-owned exporting organizations and private corporations, represented 53% of the loan portfolio, and within this corporate segment, 62% was trade related.

As of December 31, 2009, the Bank’s liquidity amounted to $402 million, compared to $826 million as of December 31, 2008 and $396 million as of December 31, 2007.

The 2009 decrease in assets was accompanied by a $615 million decrease in liabilities, especially in securities sold under repurchase agreements and short-term borrowings, offset by an increase of $185 million in borrowings and long-term debt associated with two two-year loan syndications in the second half of 2009 for a total of $213 million.

2008 vs. 2007

During 2008, total assets decreased $336 million compared to 2007, principally driven by a $1.1 billion decrease in the loan portfolio, as the Bank built liquidity, reduced vulnerable exposures and concentrations, and preserved its capitalization in response to deteriorating global macroeconomic conditions in the last quarter of 2008. As of December 31, 2008, the loan portfolio amounted to $2,619 million, with an average maturity term of 480 days, with 61% of the portfolio scheduled to mature within one year. 61% of the loan portfolio was trade related in nature and 39% constituted non-trade loans mainly extended to banks or sovereign or exporting corporations. The corporate segment, which includes state-owned exporting organizations and private corporations, represented 62% of the loan portfolio, and of this corporate segment, 60% was trade related.

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

Impaired Assets and Contingencies

The Bank’s assets that are subject to impairment consist mainly of loans and securities. For more information on impaired loans, see Item 18, “Financial Statements”, Notes 2(l) and 7. For information on impaired securities, see Item 18, “Financial Statements,” notes 2(i) and 5.

Loans and contingencies are identified as past-due and placed on a cash basis (non-accrual) when any interest or principal is past due for 90 days or more, or before if the Bank’s Management deems the ultimate collection of principal or interest to be uncertain.  For more information on contingencies, see Item 18, “Financial Statements”, note 18, and see Item 5, “Operating and Financial Review and Prospects/Operating Results/Reversal (Provision) for Loan Losses.”

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:
	As of December 31,
	2009	2008	2007	2006	2005
	(in $ million, except percentages)
Impaired loans	$36	$0	$0	$0	$29
Allocation from the allowance for loan losses	14	0	0	0	11
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	1.3%	0.0%	0.0%	0.0%	1.1%
Impaired contingencies	$0	$0	$0	$0	$13
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	9
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	1.7%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities(1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio(3)	1.0%	0.0%	0.0%	0.0%	1.2%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, covers the credit risk on loans and contingencies. The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis. For additional information regarding allowance for credit losses, see Item 18, “Financial Statements,” notes 2(n) and 8.

The reserve balances for estimating generic allowances, for both on- and off-balance sheet credit exposures, are calculated applying the following formula:
Reserves = S(E x PD x LGD)
where:
a)	Exposure (E) = the total accounting balance (on- and off-balance sheet) at the end of the period under review.
b)
Probabilities of Default (PD) = one-year probability of default applied to the portfolio.  Default rates are based on the Bank’s historical portfolio performance per rating category,  complemented by Standard & Poor’s (“S&P”) probabilities of default data for high risk cases, in view of the greater robustness of S&P data for such cases.

c)
Loss Given Default (LGD) is based on historical information, which is based on best practices in the banking industry.  Management applies judgment and historical loss experience.  The LGD factor is reviewed quarterly.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total commercial portfolio outstanding as of December 31 of each year:

	As of December 31,
	2009	2008	2007	2006	2005
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$55	$70	$51	$39	$106
Provision (reversal)	18	(19)	12	12	(54)
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	0	(6)
Recoveries	1	4	6	0	3
Loans charged-off	(0)	0	0	0	(9)
Balance at the end of the year	74	55	70	51	39
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	31	14	27	52	33
Provision (reversal)	(3)	17	(13)	(25)	16
Cumulative effect on prior years (2004) of a change in credit loss reserve methodology	0	0	0	0	3
Balance at end of the year	27	31	14	27	52
Total allowance for credit losses	$101	$85	$83	$78	$92
Allowance for credit losses to total commercial portfolio	3.2%	2.8%	1.9%	2.2%	2.7%
Net charge offs to average loans outstanding	0.0%	0.0%	0.0%	0.0%	0.4%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2009		2008		2007
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$14	18.4	$25	46.3	$32	45.3
Brazil	17	23.5	5	8.8	9	13.6
Chile	2	2.2	0	0.1	0	0.0
Colombia	3	4.0	2	4.2	2	3.2
Costa Rica	4	4.8	0	0.6	0	0.5
Dominican Republic	2	2.7	0	0.4	0	0.1
Ecuador	4	5.1	11	20.3	7	10.3
El Salvador	2	2.3	1	1.1	0	0.1
Guatemala	1	1.9	1	0.9	0	0.4
Honduras	1	2.0	3	5.3	0	0.3
Jamaica	2	2.6	1	1.7	4	5.1
Mexico	19	25.1	4	6.8	3	4.1
Peru	2	2.5	0	0.2	2	3.4
Uruguay	1	1.7	0	0.9	0	0.0
Venezuela	0	0.0	0	0.0	6	8.9
Other	1	1.1	1	2.5	3	4.5
Total Allowance for loan losses	$74	100.0	$55	100.0	$70	100.0

Reserve for losses on off-balance sheet credit risk
Brazil	$0	0.3	$1	1.8	$2	11.0
Chile	0	0.0	0	0.1	0	0.0
Colombia	0	0.0	0	0.0	0	0.1
Costa Rica	1	3.8	0	0.3	0	1.6
Dominican Republic	0	0.3	0	0.2	0	1.4

	As of December 31,
	2009		2008		2007
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Ecuador	21	75.8	26	85.5	10	70.3
El Salvador	0	0.3	0	0.0	0	0.0
Guatemala	0	0.1	0	0.0	0	0.0
Honduras	0	0.1	0	0.1	0	0.0
Jamaica	0	0.0	0	0.0	1	4.7
Mexico	0	1.6	0	0.1	0	0.6
Uruguay	1	2.4	0	0.0	0	0.0
Venezuela	4	15.3	4	11.6	1	5.4
Other	0	0.0	0	0.4	0	1.4
Total Reserve for losses on off-balance sheet credit risk	$27	100.0	$31	100.0	$14	100.0

Allowance for credit losses
Argentina	$14	13.4	$25	29.7	$32	38.4
Brazil	17	17.3	5	6.2	11	13.2
Chile	2	1.6	0	0.1	0	0.0
Colombia	3	2.9	2	2.7	2	2.7
Costa Rica	5	4.5	0	0.5	1	0.7
Dominican Republic	2	2.1	0	0.3	0	0.3
Ecuador	24	24.2	37	43.8	17	20.2
El Salvador	2	1.8	1	0.7	0	0.1
Guatemala	1	1.4	1	0.6	0	0.4
Honduras	2	1.5	3	3.4	0	0.2
Jamaica	2	1.9	1	1.1	4	5.0
Mexico	19	18.8	4	4.3	3	3.5
Peru	2	1.8	0	0.1	2	2.9
Uruguay	2	1.9	0	0.5	0	0.0
Venezuela	4	4.1	4	4.2	7	8.3
Other (1)	1	0.8	1	1.7	3	4.0
Total Allowance for credit losses	$101	100.0	$85	100.0	$83	100.0

(1)	Other consists of allowance for credit losses allocated to countries in which allowance for credit losses outstanding did not exceed $1 million as of December 31, 2009.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower as of December 31 of each year:

	As of December 31,
	2009		2008		2007
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$14	13.7	$11	12.3	$22	26.4
State-owned commercial banks	10	10.0	3	3.7	2	2.7
Central banks	20	20.3	27	32.0	9	10.4
Sovereign debt	1	1.1	1	0.8	1	1.1
State-owned exporting organization	5	5.0	1	1.0	10	12.3
Private corporations	50	49.9	43	50.1	39	47.2
Total	$101	100.0	$85	100.0	$83	100.0

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in $ million, except percentages)
Argentina	$0	0.0	$0	0.0	$0	0.0	$0	0.0	$5	53.7
Brazil	0	0.0	0	0.0	0	0.0	0	0.0	4	46.3
Total	$0	0.0	$0	0.0	$0	0.0	$0	0.0	$9	100.0

Reversals (Provisions) for Loan Losses

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the periods indicated:

The $18.3 million provision of allowance for loan losses in 2009 was the result of: (i) $14.4 million in specific reserve provisions assigned to $36 million in non-accruing loans in the corporate sector in Brazil and Mexico and (ii) a $3.9 million increase in generic provisions for loan losses.

The Bank’s $18.5 million reversal of provisions for loan losses in 2008 was mainly due to lower generic provisions as a result of decreased loan balances.

The Bank’s $12.0 million provision of allowance for loan losses in 2007 was mostly due to higher generic provisions as a result of increased loan portfolio exposures.

Critical Accounting Policies

General

The Bank prepares its consolidated financial statements in conformity with U.S. GAAP. As a result, the Bank is required to make estimates, judgments and assumptions in applying its accounting policies that have a significant impact on the results it reports in its consolidated financial statements.  Some of the Bank’s accounting policies require Management to use subjective judgment, often as a result of the need to make estimates of matters that are inherently uncertain. The Bank’s Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the estimates.

The Bank’s critical accounting estimates include assessments of allowances for credit losses, impairments on the value of securities that are “other than temporary,” and the fair value of certain financial instruments. For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements,”  note 2.

Allowance for Credit Losses

The classification of the Bank’s credit portfolio for allowances for credit losses under U.S. GAAP is determined by risk management and approved by the Credit Policy and Risk Assessment Committee (“CPER”) of the Bank’s board of directors through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s Management considers its allowances for credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains reserves for the potential credit losses related to the Bank’s off-balance sheet exposures. See Item 18, “Financial Statements,” note 2(n).

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

Fair Value of Financial Instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in U.S. GAAP, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a nonrecurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses various valuation techniques and assumptions when estimating fair value.

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

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Instruments are measured based on the best available information, which might include some internally-developed data and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Additionally, as of December 31, 2009, 18% of the Bank’s assets are accounted for at fair value, and 6% of total assets are not actively traded in observable markets for which the Bank must use alternative valuation techniques to determine the fair value measurements.

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

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Impairment of Investment Securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered in determining whether a loss is temporary include: (1) the length of time and extent to which the market value has been less than cost, (2) the severity of the impairment, (3) the cause of the impairment and the financial condition of the issuer, (4) activity in the market of the issuer which may indicate adverse credit conditions, and (5) the intent and ability of the Bank to retain the security for a sufficient period of time to allow for an anticipated recovery in market value (with respect to equity securities) and  the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security. The other-than-temporary impairment of securities held-to maturity that has been recognized in other comprehensive income is accreted to the amortized cost of the debt security prospectively over its remaining life.

See Item 18, “Financial Statements,” note 2(i).

Investment fund

The Fund is not traded in an active market and, therefore, representative market quotes are not readily available. Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investment is classified within level 2 of the fair value hierarchy.

Securities sold under repurchase agreements

The Bank enters into financing transactions under repurchase agreements in order to keep its liquidity at adequate levels required to finance its operations. Through these transactions, the Bank receives cash and transfers securities to and/or places cash with counterparties as a guarantee for those financing transactions. Repurchase agreements should be accounted for in the financial statements either as sales of securities or as secured financings. U.S. GAAP and related supporting literature emphasizes accounting for the form, rather than the substance of these transactions, which causes the application of U.S. GAAP to become especially complex in periods of high volatility.

Despite the transfer of assets in repurchase agreements, they qualify as secured financings if and only if the following conditions are met: (1) the assets to be repurchased are the same or substantially the same as those transferred; (2) the transferor is able to repurchase them with the collateral received, keeping substantially the agreed terms, even in the event of default of the transferee; (3) the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and (4) the agreement is entered into concurrently at the transfer date. In order to be able to repurchase assets on substantially the agreed terms, even in the case of default from the counterparty, the transferor must at all times, during the contract term, have obtained cash or other collateral sufficient to fund substantially all the cost of purchasing the transferred assets from the counterparties. The Bank uses its judgment to establish the “substantially all” criteria, which is regularly assessed.  See Item 18, “Financial Statements,” note 12.

Derivative financial instruments

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

Types of Derivative and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank designates these derivative financial instruments as fair value hedges.  The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the LIBOR interest rate curves.  Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both counterparty credit risk and the Company’s own credit risk in the valuation.

The Bank’s CVA methodology comprises two steps. First, the exposure profile for each counterparty is determined using the terms of all individual derivative positions and a quantitative analysis to generate a series of expected cash flows at future points in time. This process identifies specific, point in time future cash flows that are subject to nonperformance risk. Second, market-based views of default probabilities derived from observed credit spreads in the credit default swap (“CDS”) market are applied to the expected future cash flows determined in step one. Own-credit CVA is determined using a fair value curve consistent with the Bank’s credit rating. Generally, counterparty CVA is determined using CDS spread indices for each credit rating and tenor. For certain identified facilities where individual analysis is practicable, counterparty-specific CDS spreads are used. The CVA adjustment is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the credit valuation adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of Bladex or its counterparties, or changes in credit mitigants (collateral and netting agreements) associated with the derivative instruments or due to the anticipated termination of the transactions. See Item 18, “Financial Statements,” note 20.

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

Adjustments for credit risk of the counterparty are applied to those derivative financial instruments where the internal credit risk rating of said counterparties deviates substantially from the credit risk implied by the London Interbank Offered rate (“LIBOR”). Not all counterparties have the same credit rating that is implicit in the LIBOR curve; therefore, it is necessary to take into account the current credit rating of the counterparty for the purpose of obtaining the true fair value of a particular instrument. In addition, adjustments to bilateral or own risk are adjusted to reflect the bank’s credit risk when measuring all liabilities at fair value. The methodology is consistent with the adjustments applied to generate the counterparty credit risk.  See further discussion below.

Under U.S. GAAP the Bank is required to take into account its own credit risk when measuring the fair value of derivative positions as well as other liabilities for which it has elected fair value accounting.  This is recognized on the balance sheet as a reduction in the associated liability to arrive at the fair value of the liability.

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s Management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results.  See Item 18, “Financial Statements,” note 22.

B.	Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks, as well as highly rated marketable securities. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2009, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $51 million, representing 4% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by (1) the Bank’s liquid assets, which as of December 31, 2009 were $402 million (representing 32% of total deposits) of which $220 million corresponds to time deposits, and (2) average monthly maturities of the loan portfolio in 2009 of approximately $272 million.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major rating agencies and are located outside of the Region. These banks must have a correspondent relationship with the Bank. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

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

The Bank follows a Contingent Liquidity Plan, which provides for regular stress-testing of its liquidity position. The plan contemplates the regular monitoring of several quantified internal and external reference points (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus (“EMBI+”), cost of funds and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position.  In the Bank’s opinion, its working capital is sufficient for the Bank present requirements.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks, by principal geographic area as of December 31 of each year:

	As of December 31,
	2009	2008	2007
	(in $ million)
Europe	$60	$135	$298
United States	219	548	17
Other O.E.C.D.	123	142	81
Total	$402	$826	$396

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2009, the average original term to maturity of the Bank’s short-term loan portfolio was approximately 202 days.

Medium-term assets (maturing beyond one year) totaled $1.4 billion as of December 31, 2009. Of that amount, $476 million was comprised of liquid bonds held primarily in the Bank’s trading assets ($50 million) and securities available-for-sale portfolio ($426 million). The remaining $0.9 billion in medium-term assets represented commercial loans. These medium-term loans are funded by medium-term borrowings (67%) and the Bank’s equity (33%).

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. The following table shows the Bank’s funding distribution as of December 31 of each year:

	As of December 31,
	2009	2008	2007
		(in percentages)
Interbank deposits	39.7%	30.9%	35.8%
Securities sold under repurchase agreements	2.3%	12.5%	6.9%
Borrowings and debts	54.2%	51.4%	54.6%
Other liabilities.	3.9%	5.2%	2.7%
Total liabilities	100.0%	100.0%	100.0%

Short- and medium-term borrowings and placements are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See Item 5 “Asset/Liability Management”.

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. As of December 31, 2009, approximately 64% of the deposits held by the Bank were deposits made by central banks of countries in the Region. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region as of December 31, 2009, 2008 and 2007 was 57 days, 31 days and 36 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region. As of December 31, 2009, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 56% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 11.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2009	2008	2007
	(in $ million)
Argentina	$87	$90	$75
Barbados	21	14	28
Brazil	266	277	322
Cayman Island	105	14	33
Colombia	55	38	154
Costa Rica	9	0	10
Dominican Republic	10	5	21
Ecuador	234	205	70
El Salvador	28	28	26
Finland	0	0	10
Haiti	3	3	3
Honduras	151	56	27
Jamaica	1	2	2
Japan	1	0	0
Mexico	0	3	332
The Netherlands	0	26	21
Nicaragua	50	30	11
Panama	50	36	80
Peru	2	103	41
Trinidad and Tobago	20	20	20
Uruguay	0	1	0
United Kingdom	0	0	40
United States	0	0	20
Venezuela	162	219	117
Total	$1,256	$1,169	$1,462

Securities Sold Under Repurchase Agreements and Short-Term Borrowings

The Bank enters into repurchase agreements (“repos”) with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repurchase agreements are accounted for in the financial statements either as sales of securities or as secured financings. As of December 31, 2009, repos amounted to $71 million, a decrease of $403 million from $474 million as of December 31, 2008.  See Item 18, “Financial Statements,” note 12.

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 35 European and North American and five Asian banks provide these short-term borrowings to the Bank. As of December 31, 2009, short-term borrowings amounted to $328 million, a decrease of $411 million from the amount as of December 31, 2008. The decrease in short-term borrowings was the result of the overall decrease in the Bank’s total assets, reduced levels of liquidity in international markets, and generally reduced availability of credit. The average term remaining to maturity of short-term borrowings as of December 31, 2009 was approximately 112 days. See Item 18, “Financial Statements,” note 13.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2009	2008	2007
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks	$328	$739	$1,222
Securities sold under repurchase agreements	71	474	283
Total short-term borrowings and securities sold under repurchase agreements	$399	$1,213	$1,505

Maximum amount outstanding at any month-end	$1,094	$1,783	$1,505
Amount outstanding at year-end	$399	$1,213	$1,505
Average amount outstanding	$764	$1,629	$1,272
Weighted average interest rate on average amount outstanding	2.77%	3.82%	5.45%
Weighted average interest rate on amount outstanding at year end	1.61%	3.77%	5.34%

Borrowings and Long-Term Debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the EMTN Program and a bond issuance in Latin America.

The interest rates on long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread, which is based on several factors, including credit ratings, risk perception, and the remaining term to maturity. The Bank uses these funds to finance its medium-term and long-term loan portfolio. As of December 31, 2009, the average term remaining to maturity of the Bank’s medium and long-term debt was 1.8 years.

The Bank’s EMTN Program has a maximum aggregate limit of $2.25 billion. Notes issued under the Program are placed in the Euro (Regulation S) or Rule 144A markets, and are general obligations of the Bank. The EMTN Program may be used to issue notes with maturities ranging from 7 days up to a maximum of 30 years, at fixed or floating interest rates and in various currencies. As of December 31, 2009, the total amount outstanding under the Program with medium-term maturities was $5 million.

During 2009, the Bank entered into two syndicated loans with Asian lenders. The first syndicated loan, in the amount of $100 million, has a two-year term and was structured and placed by Mizuho Corporate Bank, Ltd. and China Development Bank Corporation. The second syndicated loan, in the amount of $113 million, has a two-year term and was structured by Mizuho Corporate Bank, Ltd. These loans were Bladex’s first syndicated loans placed in Asia and are intended to diversify the Bank’s funding sources and strengthen its presence in the Asian markets.

During 2008, the Bank finalized a $200 million five-year bilateral term loan facility with the China Development Bank and contracted a $150 million two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank.

During the third quarter of 2007, the Bank established a program for bond issuances in Peru. The program has a maximum aggregate limit of the equivalent of $300 million. Bonds issued under the program are denominated in Peruvian Nuevo Soles (“PEN”), may be issued in several series with different maturities and interest rate structures, will be offered exclusively to institutional investors domiciled in the Republic of Peru, and will rank pari passu with other debt obligations of the Bank. The funds raised from the program will be used to finance the Bank’s credit portfolio and to cover its general long-term financial needs. The first placement of bonds under the program consisted of bonds with a maturity of seven years and a fixed rate of interest, and was subsequently swapped into U.S. dollars through a cross-currency swap.  As of December 31, 2009, the total amount outstanding under the program was PEN $123 million (equivalent to $43 million).

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s borrowings and long-term debt at the dates and during the periods indicated.  See Item 18, “Financial Statements,” notes 14, 20 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”  See Item 18, Consolidated Balance Sheet as of December 31, 2009 and 2008.

	As of and for the Year Ended December 31,
	2009	2008	2007
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,390	$1,205	$1,010

Maximum amount outstanding at any month-end	$1,390	$1,330	$1,010
Average amount outstanding	$1,208	$1,182	$809
Weighted average interest rate on average amount outstanding	3.07%	4.65%	6.02%
Weighted average interest rate on amount outstanding at year end	2.07%	4.58%	5.76%

Cost and Maturity Profile of Borrowed Funds and Floating- and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including securities sold under repurchase agreements) as of December 31, 2009:

	Amount	Weighted Average Cost
	(in $ million)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	$145	2.15%
Due in 31 to 90 days	37	1.45%
Due in 91 to 180 days	188	1.14%
Due in 181 to 365 days	20	1.80%
Total	$389	1.58%
Short-term borrowings at floating interest rate
Due in 31 to 90 days	10	2.66%
Total	$10	2.66%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	2	8.34%
Due in 31 to 90 days	10	5.60%
Due in 91 to 180 days	7	8.38%
Due in 181 to 365 days	25	6.80%
Due in 1 through 6 years	39	4.65%
Total	$83	5.83%
Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	20	0.92%
Due in 91 to 180 days	48	1.07%
Due in 181 to 365 days	412	1.15%
Due in 1 through 6 years	779	2.01%
Total	$1,259	1.68%
Medium and long-term fixed-rate placements
Due in 1 through 6 years	43	6.50%
Total	$43	6.50%
Medium and long-term floating-rate placements
Due in 181 to 365 days	5	1.17%
Total	$5	1.17%

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturity mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Substantially all of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk. Non-dollar liabilities are generally converted to U.S. dollars through the use of derivatives, which, though economically perfectly hedged, might give rise to some accounting volatility.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates as of December 31, 2009. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest cut flows, which involve swapping fixed for floating-rate interest payments or vice versa.

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.
	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non- Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	$425	$425	$0	$0	$0	$0	$0
Trading assets	50	0	0	0	0	50	0
Securities available-for-sale	457	0	49	0	31	377	0
Investment fund	198	0	0	0	0	0	198
Loans, net	2,701	477	1,158	700	265	180	(78)
Total interest-earning assets	3,831	902	1,206	700	296	606	120
Non-interest earning assets	36	0	0	0	0	0	36
Other assets	12	0	0	0	0	0	12
Total assets	$3,879	$902	$1,206	$700	$296	$606	$168
Interest-bearing liabilities
Deposits
Demand	$51	$51	$0	$0	$0	$0	$0
Time	1,205	587	325	273	20	0	0
Trading liabilities	3	0	0	0	0	3	0
Securities sold under repurchase agreements	71	61	10	0	0	0	0
Short-term borrowings	328	84	37	188	20	0	0
Borrowings and long-term debt	1,390	175	958	120	22	116	0
Total interest-bearing liabilities	3,049	958	1,329	581	62	119	0
Non-interest-bearing liabilities	119	0	0	0	0	0	119
Total liabilities	3,168	958	1,329	581	62	119	119
Redeemable noncontrolling interest in the investment fund	35	0	0	0	0	0	35
Stockholders’ equity	676	0	0	0	0	0	676
Total liabilities and stockholders’ equity	$3,879	$958	$1,329	$581	$62	$119	$830
Interest rate sensitivity gap		(56)	(123)	119	234	487	(662)
Cumulative interest rate sensitivity gap		(56)	(179)	(60)	175	662
Cumulative gap as a % of total interest-earning assets		(1)%	(5)%	(2)%	5%	17%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to:  (1) changes in net interest income due to a potential impact, given certain movements in interest rates, (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates, and (3) changes in value-at-risk (“VaR”) of the Bank’s portfolio, based on statistical analysis of the historical volatility of the Bank’s portfolio.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2009	2008	2007
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	134,820	135,577	135,142
Capital reserves	95,210	95,210	95,210
Retained earnings	301,389	268,435	245,348
Accumulated other comprehensive loss	(6,160)	(72,115)	(9,641)
Treasury stock	(129,602)	(132,763)	(133,788)
Total stockholders’ equity	$675,637	$574,324	$612,251

The $101 million increase in stockholders’ equity during 2009 was mainly the net result of:
•
Reduction of accumulated other comprehensive loss by $66 million, mostly related to net unrealized gains from the investment securities portfolio (available-for-sale) due to mark-to-market adjustments; and

•	Increased retained earnings due to net income attributable to Bladex of $55 million, partially offset by $22 million declared and paid in cash dividends.

The $38 million decrease in stockholder’s equity during 2008 was mainly the net result of:
•	Deterioration in accumulated other comprehensive loss by $62 million, mostly related to net unrealized losses from the investment securities portfolio due to mark-to-market adjustments; offset by
•	Increased retained earnings due to net income attributable to Bladex of $55 million, partially offset by a total of $32 million in dividends declared and paid.

Capital reserves are established by the Bank from retained earnings. Capital reserves are intended to strengthen the Bank’s capital position. Reductions of these reserves, for purposes such as the payment of dividends, require the approval of the Board and Panamanian banking authorities. Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.

As of December 31, 2009, the capital ratio of total stockholders’ equity to total assets was 17.4% and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 25.8% and 27.0%, respectively. The Banking Law (as defined under Item 4, “Information on the Company/Business Overview/Regulation”), which became effective on August 25, 2008, requires the Bank to maintain a minimum total capital to risk-weighted asset ratio of 8%. As of December 31, 2009, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 22.3%. See Item 4, “Information on the Company / Business Overview / Regulation.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that are likely to materially affect the Bank or that would cause the financial information disclosed herein to not be indicative of the Bank’s future operating results or financial condition:

•
The effect of changes in global economic conditions, including prices of oil and other commodities, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;

•	The effect that an economic slowdown or political events in the Region may have on the Bank’s asset quality, results of operations and growth prospects;
•
Risk perception in the markets in which the Bank operates, increased competition, and U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s loan portfolio, and in turn impact the Bank’s net interest spreads; and

•	A continued downturn in the capital markets, or a continued downturn in investor confidence, which could affect the Bank’s access to funding or increase its cost of funding.

Specific trends that affected the Bank’s performance during 2009 included the pronounced decrease in market rates such as 6M LIBOR which saw a decrease from an average 306 bps in 2008 to an average of 112 bps in 2009, leading to a compression of lending spreads.  An increase in funding margins from an average of 35 bps in 2008 to an average of 70 bps in 2009 as liquidity and access to capital markets became limited due to the repercussions of the financial crisis, also affected the Bank´s lending spreads, particularly during the first half of 2009.  During this period, the Bank maintained higher than normal levels of liquidity with adverse effect on margins.  These effects were partially offset by an increase in lending margins from an average of 168 bps in 2008 to an average of 262 bps in 2009, as the Bank was able to pass on higher funding costs.  The Bank also benefited from an improvement in market valuations in 2009 compared to the previous year which impacted favorably the results of the Bank’s Asset Management and Treasury Divisions.  The Bank’s efficiency ratio improved from 42% in 2008 to 35% in 2009, mainly as the result of prudent cost management.

In addition, see Item 3, “Key Information/Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E.	Off-Balance Sheet Arrangements

In the ordinary course of business, in order to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet. As of December 31, 2009, the Bank’s off-balance sheet arrangements included stand-by letters of credit, guarantees (commercial risk and country risk), credit derivatives and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement.  As of December 31, 2009, total reserves for losses on off-balance sheet amounted to $27 million, compared to $31 million as of December 31, 2008.  See Item 18, “Financial Statements,” note 8 and 18.

For the year ended December 31, 2009, fees and commission income from off-balance sheet arrangements amounted to $7 million. For additional information, see “Item 5, “Operating and Financial Review and Prospects/ Operating Results/ Fees and Commissions, net.”

No obligations have arisen from variable interest entities as defined in U.S. GAAP, including indemnification agreements with the Bank’s executive officers and directors. The Bank provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances, including liabilities or related losses arising under the Securities Act and the Exchange Act.

F.	Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2009.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$1,256	$1,256	$0	$0	$0
Trading liabilities	3	0	3	0	0
Securities sold under repurchase agreement	71	71	0	0	0
Short-term borrowings	328	328	0	0	0
Borrowings and long-term debt (1)	1,390	529	819	43	0
Accrued interest payable	11	11	0	0	0
Lease obligations	2	1	1	0	0
Total contractual obligations	$3,062	$2,196	$823	$43	$0

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit	$207	$202	$5	$0	$0
Stand-by letters of credit	36	36	0	0	0
Guarantees	15	15	0	0	0
Credit derivative	3	3	0	0	0
Other commercial commitments	70	68	1	0	1
Total Commercial Commitments	$331	$324	$6	$0	$1

(1)   Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.

Item 6.               Directors, Executive Officers and Employees

A.           Directors and Executive Officers

Directors
The following table sets forth certain information concerning the Directors of the Bank as of the date of this annual report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos Nobrega Pecego
Regional General Manager – Head of Latin America Banco do Brasil, Argentina	Brazil	Director	2013	2010	46

Guillermo Güémez García
Deputy Governor
Banco de Mexico, Mexico	Mexico	Director	2011	1997	69

Esteban Alejandro Acerbo
Director
Banco de la Nación Argentina, Argentina	Argentina	Director	2011	2010	48

CLASS E
Mario Covo
Chief Executive Officer
Finaccess International, Inc., U.S.A.	U.S.A.	Director	2011	1999	52

Will C. Wood
Principal
Kentwood Associates, U.S.A.	U.S.A.	Director	2012	1999	70

Herminio Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2013	2004	59

William D. Hayes
President
Wellstone Global Finance, LLC, U.S.A.	U.S.A.	Director	2013	2004	67

Maria da Graça França
Brazil	Brazil	Director	2013	2004	61

ALL CLASSES OF COMMON STOCK
Gonzalo Menéndez Duque		Chairman of the
Director		Board of
Banco de Chile, Chile	Chile	Directors	2012	1990	61

Jaime Rivera
Chief Executive Officer
Bladex, Panama	Guatemala	Director	2012	2004	57

João Carlos Nobrega Pecego has served as Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009.  He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995 and in various other positions at Banco do Brasil from 1978 to 1990.

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

Esteban Alejandro Acerbo has served as Director of Banco de la Nación Argentina since 2006 and President of Nación Leasing since 2006.  Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina:  Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010.  He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008.  Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001.  Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, Principal of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and Associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1999 to 2001.

Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of Dodge & Cox mutual funds. He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood was also a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Mario Covo has served as a Director of Bladex Asset Management since 2008. Dr. Covo is the Managing Partner of Helios Advisors in New York. He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

Herminio A. Blanco is the founder and since 2002 has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, and is a founding partner and since 2005 has served as Chairman of IQOM. He has been a member of the Advisory Board of SSA Mexico since 2008. Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000. He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of NAFTA from 1990 to 1993. Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel. Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William Dick Hayes has served as a Director of Bladex Asset Management since 2008. Mr. Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda since 1999. He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.

Maria da Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation including positions in the United States as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and in Venezuela as Manager of Latin America Information Systems. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange Euronext. He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Executive Officers

The following table and information sets forth the names of the executive officers of Bladex, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	57
Rubens V. Amaral Jr.	Executive Vice President - Chief Commercial Officer	Brazil	51
Gregory D. Testerman	Executive Vice President - Senior Managing Director, Treasury & Capital Markets	U.S.A.	47
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	57
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	50
Christopher Schech	Senior Vice President, Chief Financial Officer	Germany	45
Gustavo Díaz	Senior Vice President, Controller	Colombia	47
Manuel Mejía-Aoun	Chief Investment Officer Bladex Asset Management	Panama	51

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board of Directors:

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

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007. Mr. Testerman has served as a Director of Bladex Asset Management since 2006. Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and participated in the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

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

Christopher Schech has served as Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008, including an assignment as Regional Manager, Financial Planning and Analysis at BAC Credomatic Network, a GE Capital Services joint venture based in Costa Rica, from 2005 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech holds a masters degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz was appointed Controller of the Bank in September 2009. Mr. Díaz has over 15 years of auditing experience in the financial industry. Prior to joining the Bank, he served as Internal Auditing Manager for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras, from 2000 to 2009. Prior to that, he served as Internal Auditing Director and Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Cali, Colombia, from 1994 to 2000, and as External Auditing Manager for KPMG Peat Marwick in Colombia and Chile, from 1985 to 1994. Mr. Díaz holds a masters degree in Professional Management from the University of Miami, Florida, and a masters degree in Finance with Major in International Business from the Universidad ICESI, Cali, Colombia. Mr. Díaz also has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA).

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management, Inc. since November 2005 and as a Director of Bladex Asset Management since 2008. Mr. Mejía-Aoun has over 24 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America. Prior to that, he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank. In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

B.           Compensation

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2009, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,082,054.  During the fiscal year ended December 31, 2009, the Bank accrued, and paid on February 26, 2010, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $685,000. As of December 31, 2009, the total amount set aside or accrued by the Bank in 2009 to provide pension, retirement or similar benefits for executive officers was approximately $354,524.

In addition, the aggregate amount of revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2009, as a group, for services in all capacities, was $2,972,152.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

On February 10, 2009, the Bank granted 86,482 restricted stock units and 394,318 stock options to executive officers of the Bank.  The Bank granted an additional of 45,538 restricted stock units and 207,667 stock options to other non-executive employees of the Bank.  These stock options have an exercise price of $10.15 and an expiration date of February 10, 2016.  The restricted stock units vest at a rate of 25% per year, measured from the award date, with vesting occurring  on each anniversary of the award date.  The options vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date.  As of December 31, 2009, the compensation cost charged against the Bank’s 2009 income in connection with these restricted stock units and stock options was $247,570 and $247,589, respectively.  The total remaining compensation cost of $1,736,112 will be charged over a period of 3.11 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his or her salary.  All contributions are administered by a trust through an independent third party.  During 2009, the Bank charged to salaries expense $116,008 with respect to the contribution plan.  As of December 31, 2009, the accumulated liability payable under the contribution plan amounted to $385,567.

2009 Chief Executive Officer Compensation

The 2009 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $200,000, a performance-based stock option and a restricted stock units grant with a value of $400,000, a retirement plan that included a contribution from the Bank of $23,504 during 2009, and other benefits amounting to $10,310.  In addition, the Chief Executive Officer has a contractual severance payment of $300,000 in the event of his termination without cause.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or shareholders meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders meeting.  The Chairman of the Board is eligible to receive an attendance fee of $2,250 for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee each receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee each receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have met more than six times, the Bank will pay non-Chairman members an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an attendance fee of $1,500 for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2009, to the directors of the Bank as a group for their services as directors was $791,216.

The aggregate number of shares of restricted stock awarded during the year ended December 31, 2009, to non-employee directors of the Bank as a group under the 2008 Plan was 37,934 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2009, the total cost for these shares of restricted stock amounted to $474,934, of which $44,240 was charged against income in 2009, and the remaining compensation cost of $430,694 for these shares of restricted stock will be charged against income over a period of 4.53 years.

Beneficial Ownership

As of December 31, 2009, the Bank’s executive officers and directors as a group owned an aggregate of 140,424 class E shares, which was approximately 0.51% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options, deferred equity units, restricted stock units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2009, as well as the restricted stock units and stock options granted in February 2010 under the 2008 Plan.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2009 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2009 (2)	Stock Options (3)	Restricted Stock Units (2008 Stock Incentive Plan) (4)	Deferred Equity Units (5)
Jaime Rivera Chief Executive Officer	1,400	189,739	195,185	41,879	0
Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	1,000	174,349	176,404	38,993	0
Gregory D. Testerman Executive Vice President Senior Managing Director Treasury and Capital Markets	2,349	91,900	177,923	39,641	0
Miguel Moreno Executive Vice President Chief Operating Officer	0	56,887	73,104	16,154	0
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	49,967	44,315	9,248	621
Christopher Schech Senior Vice President, Chief Financial Officer	0	0	0	0	0
Gustavo Díaz Senior Vice President, Controller	0	0	0	0	0
Manuel Mejía-Aoun (6) Chief Investment Officer Bladex Asset Management	5,000	0	0	0	0
Total	9,749	562,842	666,931	145,915	621

(1)	Includes shares purchased by the executive or restricted stock units transferred to the executive.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2009.
(3)
Includes 271,081, 285,882, and 78,170 unvested stock options granted to executives officers on February 9, 2010, February 10, 2009, and February 12, 2008 respectively, under the 2008 Plan.  Also includes 31,798 unvested stock options granted to executives of the Bank on February 13, 2007, under the 2006 Stock Option Plan.  Also, an aggregate amount of 149,696; 154,062; and 30,230 stock options were granted to other non-executive employees under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively; and an aggregate amount of 11,133 stock options were granted to other non-executive employees on February 13, 2007, under the 2006 Stock Option Plan.  The exercise price and expiration date of these stock options are as follows:  Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017; Grant of February 10, 2009, exercise price of $10.15 and expiration date of February 10, 2016; Grant of February 12, 2008, exercise price of $15.43 and expiration date of February 12, 2015; Grant of February 13, 2007, exercise price of $16.34 and expiration date of February 13, 2014.

(4)
Includes 65,390, 62,702, and 17,823 unvested restricted stock units granted to executive officers on February 9, 2010, February 10, 2009, and, February 12, 2008, respectively, under the 2008 Plan. Also, an aggregate amount of 36,106, 33,791, and 6,898 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively.

(5)	Deferred Equity Units under the Bank's Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management are not elegible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options, and stock options, as of December 31, 2009:

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2009 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2009 (2)	Stock Options (3)	Restricted Shares (4)
Guillermo Güémez García (5)	0	0	0	0
Carlos Weitz (6) (*)	0	0	0	0
José Maria Rabelo (*)	3,993	0	0	3,993
Will C. Wood	14,473	7,547	532	8,394
Mario Covo	12,473	7,547	532	8,394
Herminio Blanco	31,998	7,547	532	8,394
William Dick Hayes	11,168	7,547	532	8,394
Maria da Graça França	9,623	0	0	8,030
Gonzalo Menéndez Duque	18,712	11,324	797	12,592
Total	102,440	41,512	2,925	58,191

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Plan.
(2)	Includes vested indexed and traditional stock options that will vest within 60 days of December 31, 2009.
(3)	Includes unvested stock options granted to directors on February 13, 2007 under the 2006 Stock Option Plan.
(4)	Includes unvested restricted class E shares granted under the 2003 Restricted Stock Plan and the 2008 Plan.
(5)
12,473 class E shares corresponding to Mr. Güémez's entitlement under the 2003 Restricted Stock Plan and the 2008 Plan have been issued to his employer, Banco de Mexico.  In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

(6)	3,993 class E shares corresponding to Mr. Weitz's entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(*)	No longer part of the Bank’s Board of Directors.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 16.

C.	Board Practices

Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship, and ages of the Bank’s non-executive officers of the Board of Directors (“Dignatarios”), and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote, unless they also are directors of the Bank.

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	61

Maria da Graça França	Brazil	Treasurer	61

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	49

Committees of the Board

The Board conducts its business through meetings of the Board and through its committees.  During the year ended December 31, 2009, the Board held fourteen meetings.  Each director attended an average of 90% of the total number of Board meetings held during the year ended December 31, 2009.  Each director also attended the prior year’s annual shareholders’ meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2009:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	4
Assets and Liabilities Committee	5	6
Business Committee	5	4
Nomination and Compensation Committee	4	7

Corporate Governance Committee

The Board has decided not to establish a corporate governance committee.  Instead, given the importance of corporate governance to the Bank, the Board addresses all matters related to corporate governance at the Board level.  Further, the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules (the “NYSE Rules”) on its website at http://www.bladex.com.  See Item 16G, “Corporate Governance.”

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

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman), Gonzalo Menéndez Duque, Maria da Graça França and Esteban Alejandro Acerbo.

The Board has determined that all members of the Audit and Compliance Committee are independent directors as defined by applicable laws and regulations, including rules promulgated by the Commission under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the Commission under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the registered independent public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.  The Audit and Compliance Committee meets with each of the internal and independent auditors, and Bank’s Management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”).

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require.  During the fiscal year ended December 31, 2009, the committee met seven times.

See Item 16A, “Audit and Compliance Committee Financial Expert” and Item 16C, “Principal Accountant Fees and Services.”

The Audit and Compliance Committee Charter may be found on the Bank’s website.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  No member of the Credit Policy and Risk Assessment Committee may be an employee of the Bank.  The Board has determined that, except for Guillermo Güémez García, all members of the Credit Policy and Risk Assessment Committee are independent as defined by applicable laws and regulations.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos Nobrega Pecego.

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

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s Management.  The committee meets at least four times per year.  During the fiscal period ended December 31, 2009, the committee held four meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  No member of the Assets and Liabilities Committee may be an employee of the Bank. The Board has determined that except for Guillermo Güémez García, all members of the Assets and Liabilities Committee are independent directors as defined by applicable laws and regulations. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Dick Hayes and João Carlos Nobrega Pecego.

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

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s Management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s Management. The committee meets at least four times per year.  During the fiscal year ended December 31, 2009, the committee held six meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website.

Business Committee

The Business Committee is a standing committee of the Board and was established in February 2008.  The Board has determined that all members of the Business Committee are independent directors as defined by applicable laws and regulations. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and João Carlos Nobrega Pecego.

The Business Committee’s primary responsibility is to support the Bank’s Management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective is to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2009, the committee held four meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee may be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent as defined by applicable laws and regulations.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), William Dick Hayes, Will C. Wood and Esteban Alejandro Acerbo.

The Nomination and Compensation Committee meets at least five times per year.  During the fiscal year ended December 31, 2009, the committee held seven meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by (1) identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; (2) making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; (3) recommending compensation for Board members and committee members, including cash and equity compensation; (4) recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior Management and employee benefit programs and plans; (5) reviewing and recommending changes to the Bank’s Code of Ethics; and (6) advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders.  All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders.  The committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website.  Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function or any other entity that has one or more of its executive officers serving as a member of such entity’s Board or Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The primary duty of Advisory Council members is to provide advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2009 amounted to $15,000.  During the fiscal year ended December 31, 2009, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank:

Name	Position	Country of Citizenship	Age

Roberto Feletti	Secretary of Economy Ministry of Economy and Public Finance	Argentina	51
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	75
Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile	56
Santiago Perdomo	President Banco Colpatria – Red Multibanca Colpatria	Colombia	52
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	63
Enrique Cornejo	Minister of Transportation and Communications, Peru	Peru	53

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2009	2008	2007
Bladex Head Office in Panama	127	155	157
New York Agency	7	7	8
Bladex Asset Management	5	5	3
Representative Office in Argentina	3	5	3
Representative Office in Brazil	12	13	10
Representative Office in Mexico	6	5	4
Florida International Administrative Office	4	4	3
Total Number of Permanent Employees	164	194	188

In February 2009, the Bank conducted a reduction in workforce mainly at its headquarters for the purpose of reducing headcount and associated personnel expenses.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2009, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.7% of the total outstanding of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock as of December 31, 2009:

	As of December 31, 2009
	Number of Shares	% of Class	% of Total
Class A
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348.00	16.5	2.9
Banco do Brasil (2) SBS Quadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556.00	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador Ave. Amazonas entre Juan Pablo Sanz y Atahualpa Quito, Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.3	11.3
Total Shares of Class A Common Stock	6,342,189.16	100.0	17.4

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,460.98	34.2	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,944.50	11.4	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,172.50	5.7	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	51.4	3.6
Total Shares of Class B Common Stock	2,584,881.93	100.0	7.1

Class E (3)	Number of Shares	% of Class	% of Total
Brandes Investment Partners, LP 11988 El Camino Real, Suite 500 San Diego, California 92130	2,462,034.00	8.9	6.7
First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105-4300	1,670,816.00	6.0	4.6
LSV Asset Management 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	1,511,347.00	5.5	4.1
Sub-total shares of Class E Common Stock	5,644,197.00	20.4	15.4
Total Shares of Class E Common Stock	27,618,545.00	100.0	75.6

Class F	Number of Shares	% of Class	% of Total
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,545,616.09		100.0

(1)
Does not include an aggregate of 7,282 class E shares corresponding to former Director’s entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.

(2)
Does not include an aggregate of 8,480 class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.

(3)	Source: Schedule 13Gs filed with the U.S. Securities and Exchange Commission dated December 31, 2009.

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

•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•
The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and

•
All classes vote separately for their respective directors.  The holders of the class A common shares have the right to elect three (3) Directors; the holders of the class E common shares can elect five (5) Directors; and the holders of the class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of December 31, 2009:

Class of Shares	Number of Shares Outstanding as of December 31, 2009
Class A Common Shares	6,342,189.16
Class B Common Shares	2,584,881.93
Class E Common Shares	27,618,545.00
Class F Common Shares	0.00
Total Common Shares	36,545,616.09

The Bank had no preferred stock issued and outstanding as of December 31, 2009.

B.	Related Party Transactions

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions, and did not involve more than the normal risk of collectability or present other unfavorable features. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

As of December 31, 2009, the Bank did not have any outstanding credit facility with any  related parties as defined by the Superintendency of Banks.

C.	Interests of Experts and Counsel

Not required in this Annual Report.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Dividends

The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock. During 2009, Bladex declared $21.9 million in quarterly dividends, compared to $32.0 million in 2008 and $32.0 million in 2007. Dividends are declared at the Board’s discretion and, from time to time, the Bank has declared special dividends. No special dividends were declared during 2009 and 2008.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
February 8, 2010	January 29, 2010	$0.15
November 2, 2009	October 23, 2009	$0.15
August 3, 2009	July 23, 2009	$0.15
May 7, 2009	April 27, 2009	$0.15
February 9, 2009	January 29, 2009	$0.22
October 31, 2008	October 22, 2008	$0.22
July 31, 2008	July 21, 2008	$0.22
April 4, 2008	March 25, 2008	$0.22
January 17, 2008	January 7, 2008	$0.22

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2009).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.”  The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $)
	High	Low
2009	15.09	6.83
2008	20.74	8.17
2007	23.17	15.52
2006	18.70	14.59
2005	25.50	15.34
2010:
May	14.78	12.80
April	16.48	14.16
March	15.14	14.11
February	14.57	13.33
January	15.08	13.67
2009:
December	14.68	13.47
November	15.00	13.72
2009:
First Quarter	14.99	6.83
Second Quarter	13.89	9.26
Third Quarter	15.09	11.80
Fourth Quarter	15.00	13.10
2008:
First Quarter	16.53	13.33
Second Quarter	19.46	15.50
Third Quarter	20.74	13.25
Fourth Quarter	14.89	8.17

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded.  The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 75.6% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2009.  The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis.

D.	Selling Stockholders

Not required in this Annual Report.

E.	Dilution

Not required in this Annual Report.

F.	Expenses of the Issue

Not required in this Annual Report.

Item 10.	Additional Information

A.	Share Capital

Not required in this Annual Report.

B.           Memorandum and Articles of Association

Articles of Incorporation

Bladex is a bank organized under the laws of the Republic of Panama, and its articles of incorporation are recorded in the Public Registry Office of Panama, Republic of Panama, Section of Mercantile Persons, at microjacket 021666, roll 1050 and frame 0002.

Article 2 of Bladex’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development and foreign trade of Latin American countries.  To achieve this purpose, the Bank may engage in any banking or financial business, investment or other activity intended to promote the foreign trade and economic development of countries in Latin America.  The Articles of Incorporation provide that Bladex may engage in activities beyond those described above provided that it has obtained stockholder approval in a resolution adopted upon the affirmative majority vote of the common shares, either present or represented, in a meeting of stockholders called to obtain such authorization, including the affirmative vote of the holders of three-fourths (3/4) of the Class A shares issued and outstanding.

Bladex’s Articles of Incorporation provide that the Board of Directors shall direct and control the business and assets of the Bank, except for those matters specifically reserved to stockholders by law or the Articles of Incorporation.  The Board of Directors, however, may grant general and special powers of attorney authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board of Directors, as the Board of Directors may deem convenient to entrust to such persons.

The Articles of Incorporation of Bladex do not contain a provision limiting the ability of the Board of Directors to approve a proposal, arrangement or contract in which a Director is materially interested, a provision limiting the ability of the Board of Directors to fix the compensation of its members, a provision requiring the mandatory retirement of a Director at any prescribed age, or a provision requiring a person to own a certain number of shares to qualify as a Director.

The Board of Directors consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares.  For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board of Directors will consist of eleven members.  As of December 31, 2009, no Class F shares or preferred shares were issued and outstanding.

The number of Class F shares issued and outstanding is measured annually as provided in the Articles of Incorporation to determine whether the holders of Class F shares have a right to elect a Director or, if the holders of Class F shares have previously elected a Director whose term is not scheduled to expire, to determine whether to retain or replace such Director on the Board of Directors at the following annual ordinary shareholders’ meeting.

The Directors are elected by stockholders for periods of three (3) years and they may be re-elected.  The holders of the Class A, Class E and Class F shares vote separately as a class in the election of Directors representing their respective class.  In the election of Directors, each stockholder of each class electing a Director has a number of votes equal to the number of shares of such class held by such stockholder multiplied by the number of Directors to be elected by such class.  The stockholder may cast all votes in favor of one candidate or distribute them among two or more of the Directors to be elected, as the shareholder may decide.

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

•	the Class E shares are freely transferable, but the Class A shares, Class B shares and Class F shares may only be transferred to qualified holders;
•	the Class B shares and Class F shares may be converted into Class E shares;
•	the holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights, but the holders of Class E shares do not;
•	the classes vote separately for their representative directors; and
•	the rights, preferences, privileges and obligations of the preferred shares will be determined by the Board of Directors at the time of their issuance in a certificate of designation.

Preferred shares have no voting rights, except in accordance with their certificate of designation mentioned above.  Holders of preferred shares will have the right to elect one Director only upon a default in the terms of such preferred shares and only if contemplated in the certificate of designation.  In the event the holders of the preferred shares are entitled to elect a Director, the total number of Directors in the Board of Directors will be increased by one.  The rights of the holders of the common shares may be changed by an amendment to the Articles of Incorporation of the Bank.

Amendments to the Articles of Incorporation may be adopted by the affirmative majority vote of the common shares represented at the respective meeting, except for the following amendments which require, in addition, the affirmative vote of three-quarters (3/4) of all issued and outstanding Class A shares:  (i) any amendment to the Bank’s purposes or powers, (ii) any amendment to the capital structure of the Bank and the qualifications to become a holder of any particular class of shares, (iii) any amendment to the provisions relating to the notice, quorum and voting at stockholders’ meetings, (iv) any amendment to the composition and election of the Board of Directors, as well as notices, quorum and voting at meetings of Directors, (v) any amendments to the powers of the Chief Executive Officer of the Bank and (vi) any amendments to the fundamental financial policies of the Bank.

The Articles of Incorporation of Bladex provide that there will be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the Board of Directors, to elect Directors and transact any other business duly submitted to the meeting by the Board of Directors.  In addition, extraordinary meetings of holders of the common shares may be called by the Board of Directors, as it deems necessary.  The Board of Directors or the Chairman of the Board must call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of the issued and outstanding capital.

Notice of meetings of stockholders, whether ordinary or extraordinary, are personally delivered to each registered shareholder or sent by fax, telex, courier, air mail or any other means authorized by the Board of the Directors, at least 30 days before the date of the meeting, counted from the date that the notice is sent.  The notice of the meeting must include the agenda of the meeting.  At any meeting of stockholders, stockholders with a right to vote may be represented by a proxy, who need not be a shareholder and who may be appointed by public or private document, with or without power of substitution.

Upon request to the Board of Directors or the Chairman of the Board of Directors, stockholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of the Articles of Incorporation and the By-laws, is within their competence.  In order to have a quorum at any meeting of stockholders, a majority of the common shares issued and outstanding must be represented at the meeting.  Whenever a quorum is not obtained at a meeting of stockholders, the meeting shall be held on the second date set forth in the notice of the meeting.  All resolutions of stockholders shall be adopted by the affirmative majority vote of the common shares represented at the meeting where the resolution was adopted, except where a super-majority vote of the Class A shareholders is required, as described above.

Class A shares may be issued only as registered shares in the name of the following entities in Latin American countries:  (i) central banks, (ii) banks in which the State is the majority shareholder or (iii) other government agencies.  Class B shares may be issued only in the name of banks or financial institutions.  Class E shares and preferred shares may be issued in the name of any person, whether a natural person or a legal entity.  Class F shares may be issued only (i) in the name of state entities or agencies of countries that are not Latin American countries, including central banks and banks in which the State is the majority shareholder or (ii) in the name of multilateral financial institutions, whether international or regional.

Neither Bladex’s Articles of Incorporation nor its By-laws contain any provision requiring disclosure with respect to a shareholder’s ownership above a certain threshold. There are no conditions imposed by the Articles of Incorporation regarding changes in capital that are more stringent than conditions imposed by Panamanian law.

The Amended and Restated Articles of Incorporation were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the Commission on June 26, 2009.

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

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares.  This summary applies only to current holders that hold Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

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

If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes the election described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period).  Under these rules (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior year generally would be subject to tax at the highest rate in effect for that year; and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.  For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.   If the Bank were a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service (the “IRS”) with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year.  Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules.  However, U.S. Holders should be aware that under recently passed legislation, the information reporting requirement is extended to all holders, including corporations (other than tax-exempt corporations), for payments made after December 31, 2011.  Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption.  This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

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

General Principle

The Bank is exempt from income tax in Panama under a special exemption granted to the Bank pursuant to Contract 103-78 of July 25, 1978 between the Nation and Bladex.  In addition, under general rules of income tax in Panama, only income that is deemed to be Panamanian source income is subject to taxation in Panama. Accordingly, since the Bank’s income is derived primarily from sources outside of Panama and is not deemed to be Panamanian source income, even in the absence of the special exemption, the Bank would have limited income tax liability in Panama.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents).  Written requests for copies should be directed to the attention of Mr. Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama.  Telephone requests may be directed to Mr. Schech at + (507) 210-8630.  Written requests may also be faxed to Mr. Schech at + (507) 269-6333 or sent via e-mail to cschech@bladex.com.  Information is also available on the Bank’s website at: http://www.bladex.com.

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

The Bank’s businesses are subject to market risk.  The components of this market risk are interest rate risk inherent in the Bank’s balance sheet, foreign exchange risk, and the price risk in the Bank’s investment portfolio and in the Bank’s trading portfolios.

For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources.”

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(t) and 20.

For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 5.

The table below lists for each of the years from 2010 to 2014 the notional amounts and weighted interest rates, as of December 31, 2009, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.  Amounts presented below excludes the Bank’s participation in the Investment Fund.  The Bank consolidates the Feeder retaining the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment Fund” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2 (d) and 6.

Interest Rate Risk Management and Sensitivity

As of December 31, 2009

Expected maturity date
	2010	2011	2012	2013	2014	There-after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Fixed rate
U.S. Dollars	30,000	21,175	5,000	90,000	73,000	135,000	-	354,175	408,127
Average fixed rate	7.46%	8.79%	10%	9.83%	9%	7.69%	-	8.58%
Floating rate
U.S. Dollars	-	-	25,000	-	-	25,000	-	50,000	48,857
Average floating rate	-	-	0.86%	-	-	2.08%	-	1.47%
Loans
Fixed rate
U.S. Dollars	1,195,586	39,545	6,988	1,479	-	-	-	1,243,598	1,243,022
Average fixed rate	2.97%	5.19%	6.07%	6.83%	-	-	-	3.06%
Mexican Peso	41,944	19,037	3,606	1,980	590	-	-	67,157	71,294
Average fixed rate	10.50%	10.20%	11.59%	12.15%	12.50%	-	-	10.54%
Floating rate
U.S. Dollars (1)	595,873	369,933	297,207	112,341	59,782	28,335	-	1,463,471	1,426,741
Average floating rate	3.04%	2.65%	2.90%	3.42%	4.51%	3.42%	-	3.01%
Mexican Peso	1,375	1,051	-	-	-	-	-	2,426	2,523
Average floating rate	11.17%	11.17%	-	-	-	-	-	11.17%
Euro	1,623	807	180	-	-	-	-	2,610	2,595
Average floating rate	2.30%	2.28%	2.25%	-	-	-	-	2.29%
LIABILITIES
Borrowings and Placements(2)
Fixed rate
U.S. Dollars	404,051	24,852	-	-	-	-	-	428,903	428,841
Average fixed rate	1.67%	2.35%						1.71%

Expected maturity date
	2010	2011	2012	2013	2014	There-after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
Mexican Peso	29,196	11,278	1,944	1,145	-	-	-	43,563	46,226
Average fixed rate	8.38%	8.42%	9.36%	9.59%	-	-	-	8.46%
Peruvian Soles	-	-	-	-	42,575	-	-	42,575	48,966
Average fixed rate	-	-	-	-	6.50%	-	-	6.50%
Floating rate
U.S. Dollars	494,995	281,264	189,280	200,000	-	-	-	1,165,539	1,147,296
Average floating rate	1.16%	1.80%	0.61%	1.49%	-	-	-	1.28%
Mexican Peso	-	-	-	108,939	-	-	-	108,939	108,902
Average floating rate	-	-	-	5.95%	-	-	-	5.95%

Interest Rate Swaps
U.S. Dollars fixed to floating	30,000	20,600	5,000	90,000	73,000	135,000		353,600	(30,756)
Average pay rate	7.46%	8.77%	10.00%	9.83%	9.00%	7.69%		8.58%
Average receive rate	2.87%	5.39%	6.94%	5.51%	4.66%	3.57%		4.39%
U.S. Dollars floating to fixed			20,000					20,000	(1,956)
Average pay rate			5.94%					5.94%
Average receive rate			0.63%					0.63%

Cross Currency Swaps
Receive U.S. Dollars	6,126	1,154	656	564	497	-	-	8,997	(294)
U.S. Dollars fixed rate	5.62%	7.04%	7.04%	7.04%	7.04%	-	-	5.98%
U.S. Dollars floating rate	2.15%	2.27%	2.88%	3.82%		-	-	2.36%
Pay US Dollars	-	-	-	147,242	41,020	-	-	188,262	(32,131)
U.S. Dollars fixed rate	-	-	-	-	5.35%	-	-	5.35%
U.S. Dollars floating rate	-	-	-	2.57%	-	-	-	2.57%
Receive Mexican Peso	-	-	-	147,242	-	-	-	147,242
Mexican Peso floating rate	-	-	-	5.94%				5.94%
Pay Mexican Peso	4,694	438	494	564	497			6,687
Mexican Peso fixed rate	11.15%	12.50%	12.50%	12.50%	12.50%			11.55%
Receive Peruvian Soles	-	-	-	-	41,020	-	-	41,020
Peruvian Soles fixed rate	-	-	-	-	6.50%			6.50%
Pay Euro	1,432	716	162	-	-	-	-	2,310
Euro floating rate	2.30%	2.27%	2.25%	-	-	-	-	2.29%

Forward Currency Exchange Agreements
Receive U.S. Dollars/Pay Mexican Pesos	4,820	1,237	436	350	-	-	-	6,843	829
Average exchange rate	11.83	11.96	12.51	13.13	-	-	-	11.96
Pay U.S. Dollars/Receive Mexican Pesos	11	-	-	-	-	-	-	11	(1)
Average exchange rate	11.75	-	-	-	-	-	-	11.75

TRADING
Trading Assets
Debt securities:
Fixed rate

Expected maturity date
	2010	2011	2012	2013	2014	There-after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
U.S. Dollars	-	10,000	-	36,800	-	-	-	46,800	50,275
Average fixed rate	-	10.25%	-	5.73%	-	-	-	6.69%
Credit derivative:
U.S. Dollars	3,000	-	-	-	-	-	-	3,000	2
Average fixed rate	0.50%	-	-	-	-	-	-	0.50%

Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	10,000	-	36,800	-	-	-	46,800	(2,514)
Average pay rate	-	10.25%	-	5.73%	-	-	-	6.69%
Average receive rate		7.52%	-	2.11%	-	-	-	3.27%
Cross currency swap:
Receive US Dollars	7,317	7,296	883	-	-	-	-	15,496	(638)
U.S. Dollars floating rate	4.77%	4.77%	4.77%	-	-	-	-	4.77%
Pay Mexican Peso	7,317	7,296	883	-	-	-	-	15,496
Mexican Peso fixed rate	11.00%	11.00%	11.00%	-	-	-	-	11.00%

(1) U.S. Dollars floating rate loans include $35,750 of impaired loans.
(2) Borrowings and placements include securities sold under repurchase agreements and short and long-term borrowings and debt.

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

For information regarding the fair value disclosure of financial instruments, see Item 18,  “Financial Statements,” note 22.  For information regarding the fair value of trading assets and liabilities of the Fund, See Item 18, “Financial Statements,” notes 2(d) and 6.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars.  Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another.  In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency.  In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding.  During 2009, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes.  As of December 31, 2009, the Bank had an equivalent of $72 million in non-U.S. dollar financial assets and $195 million of non-U.S. dollar financial liabilities which are fully hedged.

Price Risk Management and Sensitivity

Price risk corresponds to the risk that arises from the volatility in the price of the financial instruments held by the Bank, which may result from observed transaction prices that fluctuate freely according  to supply and demand or from changes in the risk factors used for determining prices (interest rates, exchange rates, credit risk spreads, etc.).  The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of December 31, 2009.

	Carrying Amount	Fair Value
NON-TRADING ASSETS
Investment Securities
Investment available for sale	456,984	456,984
LIABILITIES
Interest rate swaps	(30,756)	(30,756)

TRADING ASSETS
Trading Assets	50,275	50,275
TRADING LIABILITIES
Interest rate swaps	(2,514)	(2,514)

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2009, and concluded that they were effective as of December 31, 2009.

b) Management’s Annual Report on Internal Control Over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over financial reporting,  such as is defined in Exchange Act Rule 13a-15(f) or 15d-15(f).  Mangement, with the participation and supervision of the Bank’s CEO and CFO, has evaluated  the effectiveness of its internal control over financial reporting as of December 31, 2009.

The evaluation included the documentation and understanding of the Bank’s internal control over financial reporting.  Management evaluated the  effectiveness of the design and tested the operating effectiveness of internal controls over financial reporting on which to base its conclusion.

Management’s evaluation was based on the criteria set forth by the Internal Control-Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) .

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Bank’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Bank’s transactions and dispositions of its assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Bank’s receipts and expenditures are being made only in accordance with authorizations of the Bank’s Management and the Board; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the Bank’s Management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

The Company’s independent registered public accounting firm, Deloitte Inc, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board  (United States),  the  consolidated  financial  statements  as  of  and  for  the  year  ended December 31, 2009 of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries and our report dated March 15, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, Inc.

March 15, 2010
Panama, Republic of Panama

d) Changes in Internal Controls

There has been no change in the Bank’s internal control over financial reporting  during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, except for the situations identified as material weaknesses reported for the fiscal year 2008 relating to the accounting of certain repurchase agreements (repos) and the measurement of fair value for financial instruments, which were remedied through the implementation of the following measures:

•
Approval of the policies and procedures to establish the necessary controls to properly record asset transfer transactions that qualify as sales or secured financing based on Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 860 – Transfer and Servicing, and the terms used by the Bank to value financial instruments based on ASC 820 – Fair Value Measurements and Disclosures.

•	Periodic testing was carried out to verify compliance with the controls established in the policies and procedures mentioned in the previous point.
•	A time period was established to timely analyze the effect of different accounting standards on the range of the Bank’s products and services.
•	Training was provided to the staff in charge of managing repos and valuation of financial instruments in order to timely detect if any transactions fall outside the established parameters.

Item 16.                 [Reserved]

Item 16A.              Audit and Compliance Committee Financial Expert

The Board has determined that at least one member of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the Commission under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Mr. Gonzalo Menéndez Duque.  Mr. Gonzalo Menéndez Duque is independent as defined by NYSE rules.

Item 16B.              Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officers, principal financial and principal accounting officers.  The Bank’s Code of Ethics  includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules. A copy of the Bank’s Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F.

Item 16C.              Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc., the Bank’s independent accounting firm, for each of the years ended December 31, 2009 and 2008:
	2009	2008
Audit fees	$565,000	$482,000
Audit-Related fees	$93,500	0
All other fees	0	$71,000
Total	$658,500	$553,000

The following is a description of the type of services included within the categories listed above:

•
Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•
Audit – related fees include, in 2009, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the application of FASB ASC Topic 860.  During 2008 no audit-related fees were paid by the Bank.

•
All other fees include aggregate fees billed for services provided by Deloitte, Inc. to the Bank, other than the services described in the two preceding paragraphs.  Other fees in 2008 included fees billed in connection with the application of the AICPA Investment Guide and reimbursements of travel expenses to Deloitte, Inc.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent accounting firm.  All of the services related to the audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit and Compliance Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Second, under Section 303A.08 of the NYSE Rules, stockholders must approve all equity compensation plans and material revisions to such plans, subject to limited exceptions.  However, under Panamanian law, any contracts, agreements and transactions between the Bank and one or more of its directors or officers, or companies in which they have an interest, only need to be approved by the Board, including equity compensation plans.  The Board must inform stockholders of the equity compensation plans and/or material revisions to such plans at the next stockholders’ meeting.  In addition, stockholders may revoke the Board’s approval of the equity compensation plans and/or material revisions to such plans at a meeting, if there is adequate justification and whenever convenient, by invoking the fiduciary duty of the directors that approved such plans and/or revisions.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest in the Investment Fund for the Years Ended December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2008 and 2007	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-8
Notes to Consolidated Financial Statements	F-9

Banco Latinoamericano
de Comercio Exterior, S. A.
and Subsidiaries

With Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2009 and 2008, and Related Consolidated Statements of Income, Stockholders’ Equity, Comprehensive Income (Loss) and Cash Flows for Each of the Three Years in the Period Ended December 31, 2009

Banco Latinoamericano de Comercio Exterior, S. A.
  and Subsidiaries

Consolidated Financial Statements 2009, 2008 and 2007

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the “Bank”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and redeemable noncontrolling interest in the investment fund, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Panama.

/s/ Deloitte

March 15, 2010

Auditoria. Impuestos. Consultoria. Asesoria Financiera.	A member firm of Deloitte Touche Tohmatsu

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2009 and 2008
(in US$ thousand, except share amounts)

	Notes	2009	2008
Assets
Cash and due from banks	3,22	2,961	11,474
Interest-bearing deposits in banks (including pledged deposits of $22,582 in 2009 and $75,004 in 2008)	3,22	421,595	889,119
Trading assets (including pledged securities of $10,250 in 2008)	4,22	50,277	44,939
Securities available-for-sale (including pledged securities of $78,512 in 2009 and $479,724 in 2008)	5,22	456,984	607,918
Securities held-to-maturity (fully pledged, market value of $28,144 in 2008)	5,22	-	28,410
Investment fund	6,22	197,575	150,695
Loans	7,22	2,779,262	2,618,643
Less:
Allowance for loan losses	8,22	73,789	54,648
Unearned income and deferred fees		3,989	4,689
Loans, net		2,701,484	2,559,306

Customers' liabilities under acceptances	22	1,551	1,375
Premises and equipment (net of accumulated depreciation and amortization of $14,290 in 2009 and $11,594 in 2008)	9	7,749	7,970
Accrued interest receivable	22	25,561	46,319
Derivative financial instruments used for hedging - receivable	20,22	828	7,777
Other assets	10	12,206	7,376
Total assets		3,878,771	4,362,678

Liabilities and stockholders' equity
Deposits:	11,22
Noninterest-bearing - Demand		788	718
Interest-bearing - Demand		50,587	112,304
Time		1,204,871	1,056,026
Total deposits		1,256,246	1,169,048

Trading liabilities	4,22	3,152	14,157
Securities sold under repurchase agreement	3,4,5,12,22	71,332	474,174
Short-term borrowings	13,22	327,800	738,747
Borrowings and long-term debt (including $529,110 in 2009 and $210,280 in 2008 with remaining maturity within a year)	14,22	1,390,387	1,204,952
Acceptances outstanding	22	1,551	1,375
Accrued interest payable	22	11,291	32,956
Derivative financial instruments used for hedging - payable	20,22	65,137	91,897
Reserve for losses on off-balance sheet credit risk	8	27,261	30,724
Other liabilities		14,077	25,635
Total liabilities		3,168,234	3,783,665

Commitments and contingencies	18,19,20,23

Redeemable noncontrolling interest in the investment fund		34,900	4,689

Stockholders' equity:	15,16,17,21,24
"Class A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
"Class B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,584,882 in 2009 and 2,617,784 in 2008)		21,099	21,241
"Class E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 27,618,545 in 2009 and 27,453,115 in 2008)		214,474	214,332
Additional paid-in capital in excess of assigned value of common stock		134,820	135,577
Capital reserves		95,210	95,210
Retained earnings		301,389	268,435
Accumulated other comprehensive loss	5,20,21	(6,160)	(72,115)
Treasury stock	15	(129,602)	(132,763)
Total stockholders' equity		675,637	574,324

Total liabilities and stockholders' equity		3,878,771	4,362,678

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2009, 2008 and 2007
(in US$ thousand, except per share amounts)

	Notes	2009	2008	2007
Interest income:	20
Deposits with banks		1,260	7,574	12,729
Trading assets		7,158	648	-
Investment securities:
Available-for-sale		17,267	31,745	19,595
Held-to-maturity		190	746	1,337
Investment fund		1,763	3,485	9,587
Loans		114,326	200,045	221,621
Total interest income		141,964	244,243	264,869
Interest expense:	20
Deposits		11,493	44,364	70,443
Investment fund		2,325	2,296	4,197
Short-term borrowings		23,729	63,239	70,244
Borrowings and long-term debt		39,665	56,497	49,415
Total interest expense		77,212	166,396	194,299
Net interest income		64,752	77,847	70,570

Reversal (provision) for loan losses	8	(18,293)	18,540	(11,994)

Net interest income, after reversal (provision) for loan losses		46,459	96,387	58,576

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	8	3,463	(16,997)	13,468
Fees and commissions, net		6,733	7,252	5,555
Derivative financial instruments and hedging	20	(2,534)	9,956	(989)
Impairment of assets, net of recoveries		(120)	(767)	(500)
Net gain from investment fund trading		24,997	21,357	23,878
Net gain (loss) from trading securities	12	13,113	(20,998)	(12)
Net gain on sale of securities available-for-sale	5	546	67	9,119
Gain (loss) on foreign currency exchange		613	(1,596)	115
Other income (expense), net		912	656	(6)
Net other income (expense)		47,723	(1,070)	50,628

Operating expenses:
Salaries and other employee expenses		20,201	20,227	22,049
Depreciation, amortization and impairment of premises and equipment		2,671	3,720	2,555
Professional services		3,262	3,765	3,181
Maintenance and repairs		1,125	1,357	1,188
Expenses from the investment fund		3,520	2,065	381
Other operating expenses		7,423	8,856	7,673
Total operating expenses		38,202	39,990	37,027

Net income		55,980	55,327	72,177

Net income attributable to the redeemable noncontrolling interest		1,118	208	-

Net income attributable to Bladex		54,862	55,119	72,177

Basic earnings per share	17	1.50	1.51	1.99

Diluted earnings per share	17	1.50	1.51	1.98

Weighted average basic shares	17	36,493	36,388	36,349

Weighted average diluted shares	17	36,571	36,440	36,414

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest in the investment fund
Years ended December 31, 2009, 2008 and 2007
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated			Redeemable
		assigned value			other		Total	noncontrolling
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	interest in the
	stock	stock	reserves	earnings	income (loss)	stock	equity	investment fund

Balances at January 1, 2007	279,980	134,945	95,210	205,200	3,328	(134,768)	583,895	-
Net income	-	-	-	72,177	-	-	72,177	-
Other comprehensive loss	-	-	-	-	(12,969)	-	(12,969)	-
Compensation cost - stock options plans	-	1,130	-	-	-	-	1,130	-
Issuance of restricted stock	-	(644)	-	-	-	531	(113)	-
Exercised options	-	(289)	-	-	-	449	160	-
Dividends declared	-	-	-	(32,029)	-	-	(32,029)	-
Balances at December 31, 2007	279,980	135,142	95,210	245,348	(9,641)	(133,788)	612,251	-
Net income	-	-	-	55,119	-	-	55,119	208
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	6,000
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,519)
Other comprehensive loss	-	-	-	-	(62,474)	-	(62,474)	-
Compensation cost - stock options and stock units plans	-	1,033	-	-	-	-	1,033	-
Issuance of restricted stock	-	(484)	-	-	-	745	261	-
Exercised options	-	(114)	-	-	-	280	166	-
Dividends declared	-	-	-	(32,032)	-	-	(32,032)	-
Balances at December 31, 2008	279,980	135,577	95,210	268,435	(72,115)	(132,763)	574,324	4,689
Net income	-	-	-	54,862	-	-	54,862	1,118
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	32,090
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(2,997)
Other comprehensive income	-	-	-	-	65,955	-	65,955	-
Compensation cost - stock options and stock units plans	-	1,596	-	-	-	-	1,596	-
Issuance of restricted stock	-	(905)	-	-	-	905	-	-
Exercised options and stock units vested	-	(1,448)	-	-	-	2,256	808	-
Dividends declared	-	-	-	(21,908)	-	-	(21,908)	-
Balances at December 31, 2009	279,980	134,820	95,210	301,389	(6,160)	(129,602)	675,637	34,900

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2009, 2008 and 2007
(in US$ thousand)

	Notes	2009	2008	2007

Net income		55,980	55,327	72,177

Other comprehensive income (loss)

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the year	21	63,556	(58,453)	(1,912)
Less: reclassification adjustments for net gains included in net income	21	(649)	(67)	(9,119)

Net change in unrealized gains (losses) on securities available-for-sale		62,907	(58,520)	(11,031)

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the year	21	1,971	(2,433)	(2,081)
Less: reclassification adjustments for net (gains) losses included in net income	21	1,077	(1,521)	143
Net change in unrealized gains (losses) on derivative financial instruments		3,048	(3,954)	(1,938)

Other comprehensive income (loss)		65,955	(62,474)	(12,969)

Comprehensive income (loss)		121,935	(7,147)	59,208

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		1,118	208	-

Comprehensive income (loss) attributable to Bladex		120,817	(7,355)	59,208

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2009, 2008 and 2007
(in US$ thousand)

	2009	2008	2007
Cash flows from operating activities:
Net income	55,980	55,327	72,177
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	1,391	30,198	1,258
Depreciation, amortization and impairment of premises and equipment	2,671	3,720	2,555
Provision (reversal) for loan losses	18,293	(18,540)	11,994
Provision (reversal) for losses on off-balance sheet credit risk	(3,463)	16,997	(13,468)
Impairment loss on assets	120	767	500
Net gain on sale of securities available-for-sale	(546)	(67)	(9,119)
Compensation cost - compensation plans	1,596	1,033	1,130
Issuance of restricted stock	-	261	(113)
Exercised deferred compensation units	-	15	-
Amortization of premium and discounts on investments	9,382	12,115	6,268
Net decrease (increase) in operating assets:
Trading assets	(5,338)	(1,355)	-
Investment fund	(46,880)	(68,849)	23,353
Accrued interest receivable	20,758	16,056	(9,887)
Other assets	(5,126)	683	(2,583)
Net increase (decrease) in operating liabilities:
Trading liabilities	(11,005)	14,144	13
Accrued interest payable	(21,665)	(5,671)	11,332
Other liabilities	1,303	(6,088)	3,631
Net cash provided by operating activities	17,471	50,746	99,041

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	52,422	(69,504)	-
Net decrease (increase) in loans	(160,471)	1,089,851	(864,971)
Proceeds from the sale of loans	-	25,617	121,824
Acquisition of premises and equipment	(2,450)	(1,514)	(1,595)
Proceeds from the redemption of securities available-for-sale	-	58,074	19,074
Proceeds from the maturity of securities held-to-maturity	28,275	-	125,000
Proceeds from the sale of securities available-for-sale	196,980	229,877	578,697
Purchases of investment securities	(9,994)	(536,880)	(716,472)
Net cash provided by (used in) investing activities	104,762	795,521	(738,443)

Cash flows from financing activities:
Net increase (decrease) in due to depositors	87,198	(293,323)	406,094
Net decrease in short-term borrowings and securities sold under repurchase agreements	(813,789)	(291,789)	(90,894)
Proceeds from borrowings and long-term debt	335,598	631,099	613,126
Repayments of borrowings and long-term debt	(150,163)	(436,463)	(161,670)
Dividends paid	(34,593)	(30,862)	(29,713)
Subscriptions of redeemable noncontrolling interest in the investment fund	32,090	6,000	-
Redemptions of redeemable noncontrolling interest in the investment fund	(2,997)	(1,519)	-
Exercised stock options	808	151	160
Net cash (used in) provided by financing activities	(545,848)	(416,706)	737,103

Net increase (decrease) in cash and cash equivalents	(423,615)	429,561	97,701
Cash and cash equivalents at beginning of the year	825,589	396,028	298,327
Cash and cash equivalents at end of the year	401,974	825,589	396,028

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	98,877	172,067	183,521

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”).  The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.  Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

On April 15, 2009, the Bank’s shareholders approved at its Annual Shareholders’ Meeting some amendments to the Bank’s Articles of Incorporation.  The amendments, that were effective on June 17, 2009, include, among others:

-	A change in the legal name of the Bank from Banco Latinoamericano de Exportaciones, S. A. to Banco Latinoamericano de Comercio Exterior, S. A.

-
An extension of the scope of the Bank’s activities to encompass all types of banking, investment, and financial or other businesses that support foreign trade and the development of Latin American countries.

-
Authorization of: (1) an increase in the total share capital of the Bank to two hundred ninety million (290,000,000) shares, including  up to ten million of new preferred stock, with a par value US$10 each, to be issued in one or more series from time to time at the discretion of the Bank’s Board of Directors; and (2) the establishment of a new class of common shares (Class F) that will only be issued to (a) state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and (b) multilateral financial institutions either international or regional institutions.  When the number of issued and outstanding Class F common shares is equal to or greater than 15% of the total number of issued and outstanding common shares, the Class F shareholders shall have the right to elect one director of the Bank.

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

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Bladex Head Office’s subsidiaries are the following:

-
Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000.  Bladex Holdings Inc. exercises control over the following subsidiary companies:

•
Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).  On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which will be mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

•	Clavex, LLC incorporated on June 15, 2006, under the laws of the State of Delaware, USA, ceased operations in February 2007.

-
The Feeder is an entity in which Bladex Head office owns 82.34% at December 31, 2009, and 96.89% at December 31, 2008.  The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands.  The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

In April 2008, the Feeder was registered with the Cayman Island Monetary Authority (CIMA), under the Mutual Funds Law of the Cayman Islands.  Until April 30, 2008, the Feeder was a wholly owned subsidiary of Bladex Head Office.  On May 1, 2008, the Feeder began receiving third party investments.

In April 2009, the Fund was registered with CIMA, under the Mutual Funds Law of the Cayman Islands and began receiving third party investments.

-
Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil.  Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

-	Clavex, S. A., is a wholly owned subsidiary, incorporated on May 18, 2006, under the laws of the Republic of Panama, to mainly provide specialized training.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989.  The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region.  The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).  The Bank also has representative offices in Buenos Aires, Argentina, and in Mexico City, D.F., Mexico, and an international administrative office in Miami, Florida, USA.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA.  This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

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

Effective July 1, 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification (the “ASC”) under ASC Topic 105-10, under which the historical GAAP hierarchy was eliminated and the ASC became the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”).  All other literature became non-authoritative. ASC Topic 105-10 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries.  Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest.  All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the Feeder-Master structure where the Feeder’s shareholding has not been diluted and it has not been registered as a mutual fund with any regulatory body, the Feeder, and thereby Bladex indirectly, fully consolidates the Master on line-by-line basis.  In other cases where the participation in the Feeder is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company.  In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Master in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

c)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control over its financial and operating policies, and holds an equity participation of at least 20% but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

d)	Specialized accounting for investment companies

The Feeder and the Fund are organized under a “Feeder-Master” structure.  Under this structure, the Feeder invests all its assets in the Fund which in turn invests in various assets on behalf of its investor.  Specialized accounting for investment companies requires the Feeder to reflect its investment in the Fund in a single line item equal to its proportionate share of the net assets of the Fund, regardless of the level of Feeder’s interest in the Fund.  The Feeder records the Fund’s results by accounting for its participation in the net interest income and expenses of the Fund, as well as its participation in the realized and unrealized gains or losses of the Fund.

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest in the investment fund” line item between liabilities and stockholders’ equity.  The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, realized and unrealized gains and losses in the “Net gain from investment fund trading” line item, and expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.

e)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments.  Actual results could differ from those estimates.  Management believes these estimates are adequate.

f)	Cash equivalents

Cash equivalents consist of demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

g)	Repurchase agreements

Repurchase agreements represent collateralized financing transactions used to increase liquidity. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including accrued interest, as specified in the respective agreements.  The market value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase.  Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the assets to be repurchased are the same or substantially the same as those transferred; the transferor is able to repurchase them with the collateral received, keeping substantially the agreed terms, even in the event of default of the transferee; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.  In order to be able to repurchase assets on substantially the agreed terms, even in the case of default from the counterparty, the transferor must at all times, during the contract term, have obtained cash or other collateral sufficient to fund substantially all the cost of purchasing the transferred assets from the counterparties.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security.  Changes in fair value of  the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in  earnings of the period within  net gain (loss) from trading securities.

At the date of the repurchase agreement, the Bank recognizes as income the retained interest in the repurchase agreements accounted for as sales.  The fair value of the retained interest is based upon quoted market prices when available, or if the quoted market prices are not available, on the present value of future expected cash flows using the information related to credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

h)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.  These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements.  Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio.  These securities are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.  Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in  stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity.  These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Impairment

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary.  Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case.  Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the market value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the market value (with respect to equity securities) and  the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities).  If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows.  If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred.  The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income.  The present value of the expected cash flows is estimated over the life of the debt security.  The other-than-temporary impairment of securities held-to maturity that has been recognized in other comprehensive income is accreted to the amortized cost of the debt security prospectively over its remaining life.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

j)	Investment Fund

The Feeder records its investment in the Fund at fair value, which is the Feeder’s proportionate interest in the net assets of the Fund.

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

k)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets.  The Bank determined that it is not practicable to obtain the market value of these investments, as these shares are not traded in a secondary market.  Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets.

l)	Loans

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

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Loans are identified as past-due and placed on a cash basis (non-accrual) when interest or principal is past due for 90 days or more, or before if the Bank’s management believes there is an uncertainty with respect to the ultimate collection of principal or interest.  Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s  country of residence.  Any interest receivable on non-accruing loans is reversed and charged-off against earnings.  Interest on these loans is only recorded as earned when collected.  Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank management’s opinion the loan is fully collectible.  When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

A loan is classified as a troubled debt restructuring if a significant concession is granted to the borrower due to the deterioration in its financial condition.  Marketable securities received in exchange for loans under debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

m)	Transfer of financial assets

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

n)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses.  Additions to the allowance for credit losses are made by accreting earnings.  Credit losses are deducted from the allowance, and subsequent recoveries are added.  The allowance is also decreased by reversals of the allowance back to earnings.  The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The allowance for possible credit losses includes an asset-specific component and a formula-based component.  The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis.  An allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit.  The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment.  The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default.  The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources for higher risk cases, in view of the greater robustness of this external data for such cases.  The loss given default is based on Bladex’s historical losses experience and best practices.  The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.

-
Probabilities of Default (PD) = one-year probability of default applied to the portfolio.  Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for high risk cases, in view of the greater robustness of S&P data for such cases.

-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

o)	Fair value of guarantees including indirect indebtedness of others

The Bank recognizes at inception a liability for the fair value of obligations undertaken such as stand-by letters of credit and guarantees.  Fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

p)	Fees and commissions

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

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

q)	Premises and equipment

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

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software.  These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware.  Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.  Software maintenance and training costs are expensed in the period in which they are incurred.  Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of five years.

r)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings.  Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

s)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans.  Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee.  The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model. When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

t)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks.  Interest rate swap contracts and cross-currency swap contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency.  The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, credit default swap and cross-currency swap contracts used for risk management purposes that do not qualify for hedge accounting.  The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable.  Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in U.S. dollars and cross-currency swaps.  Derivative contracts designated and qualifying for hedge accounting are reported in the balance sheet as derivative financial instruments used for hedging - receivable and payable and hedge accounting is applied.  In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged.  Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively.  The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly.  Any ineffectiveness must be reported in current-period earnings.  The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value.  For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings.  If the hedge relationship is terminated, then the fair value adjustment to the hedge item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.  For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the income statement when the hedged cash flows affect earnings.  The ineffective portion is recognized in the income statement as activities of derivative instruments and hedging.  If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

u)	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using period-end spot foreign exchange rates.  The effects of translation of monetary assets and liabilities into the U.S. dollar are included in earnings.

v)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•
The Feeder and the Fund are not subject to income taxes in accordance with the laws of the Cayman Islands.  The Feeder and the Fund received an undertaking exempting them from taxation of all future profits until March 7, 2026.

•	Clavex, S. A. is subject to income taxes in Panama on profits from local operations.
•	Bladex Representacao Ltda. is subject to income taxes in Brazil.
•
The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to  federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Such amounts of income taxes have been immaterial to date.

w)	Redeemable noncontrolling interest in the investment fund

The redeemable noncontrolling interest in the Feeder represents the participation of other investors in the net assets of the Feeder.

Effective January 1, 2009, the Bank adopted ASC 810, Noncontrolling Interest in Consolidated Financial Statements. This new accounting guidance requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.
Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the Feeder contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank retains its presentation of the noncontrolling interest in the investment fund between liabilities and stockholders’ equity in the consolidated balance sheets. Additionally, net assets of the Feeder are measured and presented at fair value, given the nature of its net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.  Therefore, adoption of this new guidance did not have a material effect on the Bank’s consolidated financial position, results of operations, or on financial statement presentation.

x)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex Head Office (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year.  Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share.  The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options.  The number of potential common shares that would be issued is determined using the treasury stock method.

y)	Recently issued accounting standards

During 2009, new accounting standards, modifications and interpretations to standards, applicable to the Bank, have been issued and are not in effect as of the date of the consolidated balance sheet, and thus have not been applied in the preparation of these consolidated financial statements.  These standards establish the following:

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

ASC 860-10 (FAS 166 – Accounting for Transfers of Financial Assets – an amendment of FASB 140)

The objective of this statement is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets, the effects of a transfer on its financial position, financial performance, and cash flows, and a transferor’s continuing involvement, if any, in transferred financial assets.

This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009 and for interim periods within that first annual reporting period.  Early application is prohibited.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

ASC 810-10 (FAS 167 – Amendments to FIN 46 (R))

This statement amends guidance related to variable interest entities.  The objective of this statement is to require enterprises to carefully reconsider its previous conclusions including (1) whether an entity is a variable interest entity (“VIE”), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required.

This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009 and for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Early application is prohibited.  The Bank is currently evaluating the potential impact on its consolidated financial statements of adopting this standard.

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
	2009	2008
(In thousands of US$)

Cash and due from banks	2,961	11,474
Interest-bearing deposits in banks	421,595	889,119
Total	424,556	900,593
Less:
Pledged deposits	22,582	75,004
	401,974	825,589

On December 31, 2009 and 2008, the Agency of New York had a pledged deposit with a carrying value of $5.5 million, with the New York State Banking Department, as required by law since March 1994.  As of December 31, 2009, the Bank has pledged deposits of $17.1 million to secure derivative financial instruments.

As of December 31, 2008 the Bank had pledged deposits of $69.5 million to secure securities sold under repurchase agreements and derivative financial instruments.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
	2009	2008
(In thousands of US$)

Trading assets:
Sovereign bonds	11,150	21,965
Corporate bonds	39,125	-
Credit default swap	2	-
Forward repurchase agreements	-	16,088
Retained interest on repurchase agreements	-	6,886
Total	50,277	44,939

Trading liabilities:
Interest rate swaps	2,514	14,066
Cross-currency interest rate swaps	638	-
Credit default swap	-	91
Total	3,152	14,157

Sovereign and corporate bonds outstanding as of December 31, 2009, have generated gains of $3.3 million during period 2009, which have been recorded in earnings.

During 2009, the Bank recognized the following gains and losses related to trading derivative financial instruments:

(In thousands of US$)	2009
Trading derivatives	Gain (loss) recognized in the income statement(1)
Forward repurchase agreements	2,570
Interest rate swaps	(551)
Cross-currency interest rate swaps	(638)
Credit default swap	110
Total	1,491

(1) Gains (losses) are reported within the net gain (loss) from trading securities line in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 20.

At December 31, 2009 and 2008, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges of securities available-for-sale and foreign-currency loans, respectively, that no longer qualify for hedge accounting.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

At December 31, 2009 and 2008, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	2009			2008
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	46,800	-	2,514	175,227	-	14,066
Cross-currency interest rate swaps	15,496	-	638	-	-	-
Credit default swap	3,000	2	-	3,000	-	91

Total	65,296	2	3,152	178,227	-	14,157
As of December 31, 2008, forward repurchase agreements corresponded to derivative financial instruments from transactions of securities sold under repurchase agreements accounted for as sales based on ASC Topic 860 – Transfer and Servicing (see Notes 2(g) and 12).

During 2008, the Bank transferred sovereign and corporate bonds through repurchase agreements accounted for as sales.  The Bank reacquired those bonds at the maturity date of those agreements and included them in the trading assets portfolio.  As of December 31, 2008, sovereign bonds with a fair value of $10.3 million secured securities under repurchase agreements that qualify as secured financings.

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale, are as follows:
	December 31, 2009
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	26,428	1,044	-	27,472
Chile	26,763	1,308	-	28,071
Panama	20,008	912	-	20,920
Venezuela	14,979	830	-	15,809
	88,178	4,094	-	92,272
Sovereign debt:
Brazil	86,583	6,817	-	93,400
Colombia	131,852	8,210	892	139,170
Dominican Republic	6,347	93	-	6,440
El Salvador	15,755	174	-	15,929
Mexico	56,194	1,236	550	56,880
Panama	21,057	1,649	-	22,706
Peru	28,441	1,746	-	30,187
	346,229	19,925	1,442	364,712

Total	434,407	24,019	1,442	456,984

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

	December 31, 2008
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	27,245	-	4,644	22,601
Chile	42,140	64	1,397	40,807
Panama	20,015	885	-	20,900
United States of America	9,725	-	17	9,708
Venezuela	14,973	252	-	15,225
	114,098	1,201	6,058	109,241
Sovereign debt:
Brazil	105,735	2,620	-	108,355
Colombia	169,026	401	6,690	162,737
Costa Rica	10,905	-	790	10,115
Dominican Republic	9,677	-	2,299	7,378
El Salvador	16,158	-	1,571	14,587
Mexico	97,839	-	5,883	91,956
Panama	43,281	-	1,681	41,600
Peru	28,881	-	1,943	26,938
Sweden	10,041	-	30	10,011
United States of America	24,999	1	-	25,000
	516,542	3,022	20,887	498,677

Total	630,640	4,223	26,945	607,918

At December 31, 2009 and 2008, securities available-for-sale with a carrying value of $79 million and $480 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	December 31, 2009
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Sovereign debt	24,138	550	24,720	892	48,858	1,442
	24,138	550	24,720	892	48,858	1,442

	December 31, 2008
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	52,905	5,767	5,024	291	57,929	6,058
Sovereign debt	270,757	18,588	7,377	2,299	278,134	20,887
	323,662	24,355	12,401	2,590	336,063	26,945

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Gross unrealized losses are related mainly to an overall increase in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers.  The sovereign debt that shows an unrealized gross loss for more than twelve months relates to a counterparty whose payment performance is and continues to be strong.  The price of the bonds in question has seen a significant recovery during 2009.  Historically, this counterparty has not failed to perform on its obligation.  As of December 31, 2009 the Bank does not intend to sell and will not be required to sell the security before its recovery of the amortized cost of the instrument. As a result, the Bank does not consider this exposure to be other-than temporary impaired.

The following table presents the realized gains and losses on securities available-for-sale:

(In thousands of US$)	Year ended December 31,
	2009	2008	2007

Gains	1,276	2,173	9,550
Losses	(730)	(2,106)	(431)
Net	546	67	9,119

Losses on securities available-for-sale during 2008 were mainly the result of transactions of securities sold under repurchase agreements accounted for as sales at the transfer date of those securities (see Note 12).

An analysis of realized losses is described below:

	Year ended December 31,
(In thousands of US$)	2009	2008	2007

Realized losses on sale of securities available-for-sale	(730)	(79)	(431)
Realized losses for transfers of securities under repurchase agreements accounted for as sales (see Note 12)	-	(2,027)	-
Total realized loss	(730)	(2,106)	(431)

The amortized cost and fair value of securities available-for-sale by contractual maturity at December 31, 2009, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	30,302	31,463
After 1 year but within 5 years	231,775	243,983
After 5 years but within 10 years	172,330	181,538
	434,407	456,984

Banco Latinoamericano de Comercio Exterior, S. A.
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

At December 31, 2008, securities held-to-maturity with a carrying value of $28.4 million secured repurchase agreements accounted for as secured borrowings.  All securities held-to-maturity were redeemed during the first quarter of 2009.

6.	Investment fund

The balance in the investment fund for $197.6 million in 2009, and $150.7 million in 2008 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

At December 31, 2009, the Feeder owns 98.42% of the Fund with a total of 164,925.2 shares issued, divided in 30,725.5 “Class A” shares, 133,491.6 “Class B” shares and 708.1 “Class E” shares.

At December 31, 2008 the Feeder owned 98.83% of the Fund with a total of 137,811.6 shares issued, divided in 4,320.0 “Class A” shares and 133,491.6 “Class B” shares.

The Fund has issued “Class A”, “Class B”, “Class C”, “Class D” and “Class E” shares and administrative shares.  “Class A” and “Class B” shares are participating shares in the net gains (losses) of the Fund, and only differ in relation to certain administrative fees.  “Class C” and “Class D” shares do not participate in the net gains (losses) of the Fund; they are only entitled to the performance allocation.  The “Class E” shares are not subject to either administrative fees or performance allocation.  The Bank owns the Fund’s administrative shares.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2009	2008

Corporate	1,475,031	1,627,721
Banks:
Private	870,554	571,665
State-owned	333,574	347,403

Others	100,103	71,854

Total	2,779,262	2,618,643

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2009	2008

Industrial	1,031,781	1,020,015
Banking and financing	1,208,458	924,286
Agricultural	230,674	332,582
Services	70,968	111,531
Others	237,381	230,229

Total	2,779,262	2,618,643

The remaining loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2009	2008
Current:
Up to 1 month	253,077	236,679
From 1 month to 3 months	490,950	488,471
From 3 months to 6 months	559,934	315,200
From 6 months to 1 year	526,990	556,744
From 1 year to 2 years	424,073	345,471
From 2 years to 5 years	460,153	622,080
More than 5 years	28,335	53,998
	2,743,512	2,618,643
Impaired	35,750	-
Total	2,779,262	2,618,643

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2009	2008
Country:
Argentina	72,746	150,988
Brazil	1,334,905	1,289,424
Chile	258,257	8,333
Colombia	200,490	284,901
Costa Rica	82,906	54,855
Dominican Republic	31,364	48,025
Ecuador	23,097	36,364
El Salvador	40,650	75,857
Guatemala	73,809	60,784
Honduras	22,984	44,925
Jamaica	31,297	14,678
Mexico	301,929	380,209
Nicaragua	700	3,993
Panama	41,492	47,495
Peru	161,047	49,812
Trinidad and Tobago	71,589	23,000
Uruguay	30,000	45,000
	2,779,262	2,618,643

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	December 31,
	2009	2008

Fixed interest rates	1,310,754	933,234
Floating interest rates	1,468,508	1,685,409
	2,779,262	2,618,643

At December 31, 2009 and 2008, 80% and 78%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

During the year 2009, the Bank reclassified a total of $50.5 million loans to the non-accrual status.  Based on analysis of these loans, the Bank has identified impaired loans of $35.7 million for which specific reserves of $14.4 million have been allocated.  The remaining of the non-accrual portfolio, of $14.8 million, does not present impairment; therefore, no additional specific reserves have been recorded.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following is a summary of information on non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2009	2008	2007

Loans on non-accrual status	50,534	-	-

Interest which would had been recorded if the loans had not been on a non-accrual status	1,775	-	-
Interest income collected on non-accruing loans	847	-	-
Foregone interest revenue	928	-	-

Non-accruing loans include impaired loans detailed as follows:

(In thousands of US$)	December 31,
	2009	2008	2007
Impaired loans with specific allowance for credit losses	35,750	-	-
Specific allowance for impaired loans	14,357	-	-
Average balance of impaired loans during the year	16,588	-	-
Interest income collected on impaired loans	719	-	-

At December 31, 2009, the impaired loans portfolio includes past due loans of $5.7 million.

At December 31, 2009 and 2008, the Bank has credit transactions in the normal course of business with 18% and 20%, respectively, of its Class “A” and “B” stockholders (see Note 16).  All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures.  At December 31, 2009 and 2008, approximately 20% and 16%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties.  At December 31, 2009, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the year 2008, the Bank sold loans with a book value of $25.6 million, with a net gain of $54 thousand. There were no loan sales during 2009.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	December 31,
	2009	2008	2007

Balance at beginning of the year	54,648	69,643	51,266

Provision (reversal) for loan losses	18,293	(18,540)	11,994
Loan recoveries	866	3,545	6,434
Loans written-off against the allowance for loan losses	(18)	-	(51)
Balance at end of the year	73,789	54,648	69,643
Components:
Generic allowance	59,432	54,648	69,643
Specific allowance	14,357	-	-
Total allowance for loan losses	73,789	54,648	69,643

Provision (reversal) of allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio.  Loan recoveries relate to the Bank’s non-accruing portfolio in Mexico, Argentina and Brazil, which have been collected during the last three years.

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	December 31,
	2009	2008	2007

Balance at beginning of the year	30,724	13,727	27,195

Provision (reversal) for losses on off-balance sheet credit risk	(3,463)	16,997	(13,468)
Balance at end of the year	27,261	30,724	13,727

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 18).

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

9.	Premises and equipment

A breakdown of cost and accumulated depreciation and amortization for premises and equipment as of December 31, 2009 and 2008 is as follows:

(In thousands of US$)	December 31,
	2009	2008

Land	462	462
Building and improvements	5,254	4,958
Furniture and equipment	16,323	14,144
	22,039	19,564
Less: accumulated depreciation and amortization	14,290	11,594
	7,749	7,970

10.	Other assets

At December 31, 2009 and 2008, other assets include an equity investment in a private investment fund with a carrying value of $1.9 million and $1.5 million, respectively.  During 2009, the participation in this investment was increased by $0.4 million.

11.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	December 31,
	2009	2008

Demand	51,375	113,022
Up to 1 month	586,949	766,268
From 1 month to 3 months	324,702	262,443
From 3 months to 6 months	273,220	27,315
From 6 months to 1 year	20,000	-
	1,256,246	1,169,048

The following table presents additional information about deposits:

(In thousands of US$)	December 31,
	2009	2008

Aggregate amounts of time deposits of $100,000 or more	1,204,657	1,056,026
Aggregate amounts of deposits in offices outside Panama	418,157	380,765
Interest expense paid to deposits in offices outside Panama	5,821	11,428

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

12.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $71.3 million and $474.2 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2009, all financing transactions under repurchase agreements qualified as secured financings.  During 2008, the Bank entered into repurchase agreements that qualified as sales under ASC Topic 860 - Transfers and Servicing.  These transactions specifically referred to repurchase agreements on which the Bank was required to take larger discounts or “haircuts” than in the past, as a result of the outbreak of the liquidity and credit crisis in the financial markets near the end of 2008.  These were short-term repurchase agreements with anticipated maturity dates within the first quarter of 2009, transacted with counterparties of high repute.  The Bank reacquired all the securities that guaranteed these transactions.

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

Changes in fair value of derivative financial instruments resulting from transfers of securities under repurchase agreements were reported in 2008 in the net gain (loss) from trading securities line item.  Changes in fair value of sovereign bonds reacquired in repurchase transactions, which were included in the trading portfolio, were reported in the net gain (loss) from trading securities line item.  The Bank discontinued hedge accounting for interest rate swaps that hedged securities transferred under these agreements and reported them as trading derivatives.  Changes in fair value of these interest rate swaps were recorded in the net gain (loss) from trading securities line item.  A summary of the effect of these financial instruments in net income of year ended December 31, 2008 is presented below:

(In thousands of US$)	2008

Changes in fair value of forward repurchase agreements	(8,133)
Changes in fair value of sovereign bonds	(1,583)
Changes in fair value of interest rate swaps that hedged transferred securities	(11,219)
Total changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements	(20,935)

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The effects in the statement of income for the year ended December 31, 2008 of transfers of securities under repurchase agreements is summarized below:

(In thousands of US$)	2008

Loss in sale transactions under repurchase agreements	(2,027)
Changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements	(20,935)
Total loss in transfers of securities under repurchase agreements	(22,962)

13.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions is as follows:

	December 31,
(In thousands of US$)	2009	2008

Advances from financial institutions:
At fixed interest rates	317,800	738,747
At floating interest rate	10,000	-
Total short-term borrowings	327,800	738,747

Average outstanding balance during the year	498,751	1,088,947

Maximum balance at any month-end	693,900	1,254,050

Range on fixed interest rates on borrowings in U.S. dollars	0.85% to 2.70%	2.77% to 6.10%

Floating interest rate outstanding as of December 31, 2009 on borrowing in U.S. dollars	2.66%	-

Range on fixed interest rates on borrowing in Euros	-	5.68% to 5.73%

Floating interest rate on borrowings in Yen	-	1.79%

Weighted average interest rate at end of the year	1.62%	3.92%

Weighted average interest rate during the year	3.34%	4.21%

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

14.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks.  Debt instruments consist of Euro-Notes and another issuance in Latin America.  The breakdown of borrowings and long-term debt (original maturity of more than one year) is as follows:

	December 31,
(In thousands of US$)	2009	2008

Borrowings:
At fixed interest rates with due dates from September 2010 to September 2013	83,334	138,786
At floating interest rates with due dates from February 2010 to July 2013	1,259,478	1,022,032
Total borrowings	1,342,812	1,160,818

Debt:
At fixed interest rates with due dates in November 2014	42,575	39,134
At floating interest rates with due dates in October 2010	5,000	5,000
Total debt	47,575	44,134

Total borrowings and long-term debt outstanding	1,390,387	1,204,952

Average outstanding balance during the year	1,208,007	1,182,065

Maximum outstanding balance at any month-end	1,390,387	1,330,422

Range on fixed interest rates on borrowings and debt in U.S. dollars	2.25% to 4.64%	2.53% to 5.14%

Range on floating interest rates on borrowings and debt in U.S. dollars	0.55% to 2.78%	1.88% to 4.75%

Range on fixed interest rates on borrowings in Mexican pesos	8.20% to 9.90%	8.20% to 9.90%

Range on floating interest rates on borrowings in Mexican pesos	5.93% to 5.96%	9.58% to 9.66%

Fixed interest rate on debt in Peruvian soles	6.50%	6.50%

Weighted average interest rate at the end of the year	2.07%	4.58%

Weighted average interest rate during the year	3.07%	4.65%

Banco Latinoamericano de Comercio Exterior, S. A.
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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties.  At December 31, 2009, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding at December 31, 2009, are as follows:

(In thousands of US$)
Due in:	Outstanding

2010	529,110
2011	317,394
2012	191,224
2013	310,084
2014	42,575
1,390,387

15.	Common stock

The Bank’s common stock is divided into four categories:

1)	Class “A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	Class “B”; shares may only be issued to banks or financial institutions.
3)	Class “E”; shares may be issued to any person whether a natural person or a legal entity.
4)
Class “F”; can only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of Class “B” shares have the right to convert or exchange their Class “B” shares, at any time, and without restriction, for Class “E” shares, at a rate of one to one.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2009:

(Share units)	Class “A”	Class “B”	Class “E”	Class “F”	Total

Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2007	6,342,189	2,725,390	27,261,495	-	36,329,074
Conversions	-	(64,540)	64,540	-	-
Accumulated difference in fractional shares in conversion of common stock	-	(3)	-	-	(3)
Restricted stock issued	-	-	22,240	-	22,240
Exercised stock options - compensation plans	-	-	18,838	-	18,838
Outstanding at December 31, 2007	6,342,189	2,660,847	27,367,113	-	36,370,149
Conversions	-	(43,063)	43,063	-	-
Restricted stock issued	-	-	31,246	-	31,246
Exercised stock options - compensation plans	-	-	11,693	-	11,693
Outstanding at December 31, 2008	6,342,189	2,617,784	27,453,115	-	36,413,088
Conversions	-	(32,902)	32,901	-	-(1)
Restricted stock issued	-	-	37,934	-	37,934
Exercised stock options - compensation plans	-	-	82,180	-	82,180
Restricted stock units - vested	-	-	12,415	-	12,415
Outstanding at December 31, 2009	6,342,189	2,584,882	27,618,545	-	36,545,616

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands, except for share data)	Class “A”		Class “B”		Class “E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding at January 1, 2007	318,140	10,708	568,010	15,655	4,764,621	108,405	5,650,771	134,768
Restricted stock issued	-	-	-	-	(22,240)	(531)	(22,240)	(531)
Exercised stock options – compensation plans	-	-	-	-	(18,838)	(449)	(18,838)	(449)
Outstanding at December 31, 2007	318,140	10,708	568,010	15,655	4,723,543	107,425	5,609,693	133,788
Restricted stock issued	-	-	-	-	(31,246)	(745)	(31,246)	(745)
Exercised stock options – compensation plans	-	-	-	-	(11,693)	(280)	(11,693)	(280)
Outstanding at December 31, 2008	318,140	10,708	568,010	15,655	4,680,604	106,400	5,566,754	132,763
Restricted stock issued	-	-	-	-	(37,934)	(905)	(37,934)	(905)
Exercised stock options – compensation plans	-	-	-	-	(82,180)	(1,960)	(82,180)	(1,960)
Restricted stock units - vested	-	-	-	-	(12,415)	(296)	(12,415)	(296)
Outstanding at December 31, 2009	318,140	10,708	568,010	15,655	4,548,075	103,239	5,434,225	129,602

16.	Cash and stock-based compensation plans

The Bank established equity compensation plans under which it administers restricted stock, restricted stock units and stock purchase option plans to attract, retain and motivate Directors and top employees and compensate them for their contributions to the growth and profitability of the Bank.  Vesting conditions for each of the Bank’s plans are only comprised of specified requisite service periods.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

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

During 2009 and 2008, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stock – Directors

In July 2009 and 2008, the Board of Directors granted 37,934 and 31,246, respectively,   Class “E” common shares worth $50 thousand for each Director and $75 thousand to the Chairman of the Board.  The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange (“NYSE”) of the Class “E” shares on July 10, 2009 and July 11, 2008.  The restricted stock vests in five years at a rate of 20% each year, beginning the year following the grant date.  The fair value of restricted stock granted totaled $475 thousand in 2009 and 2008, of which $139 thousand and $44 thousand were charged against income during 2009 and 2008, respectively.  The remaining cost pending amortization of $767 thousand will be amortized over 4.10 years.

A summary at December 31, 2009 of the restricted stock granted to Directors during the years 2009 and 2008 is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2008	-	-
Granted	31,246	$15.20
Vested	-	-
Outstanding at December 31, 2008	31,246	15.20
Granted	37,934	12.52
Vested	(6,242)	15.20
Outstanding at December 31, 2009	62,938	$13.58
Expected to vest	62,938	$13.58

The fair value of vested stock during the year 2009 was $95 thousand.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $2.3 million in 2009 and $1.6 million in 2008, where 50% were granted in restricted stock units, and 50% in stock purchase options, in both years.

The Bank grants one Class “E” share per each exercised option or vested restricted stock unit.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Restricted stock units:

The fair value of the stock units was based on the Class “E” stock closing price in the New York Stock Exchange (“NYSE”) on the grant date.  These stock units vest 25% each year on the grant date’s anniversary.

Compensation costs of these restricted stock units are amortized during the period of restriction.  Costs charged against income during 2009 and 2008 due to the amortization of these grants totaled $436 thousand and $178 thousand, respectively.  The remaining compensation cost pending amortization of $1.3 million will be amortized over 2.89 years.

A summary as of December 31, 2009 and 2008 of the status of the restricted stock units granted to certain Executives and changes during the years 2009 and 2008 are presented below:

	Stock units	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	-	-
Granted	52,982	$15.43
Forfeited	(756)	15.43
Outstanding at December 31, 2008	52,226	15.43
Granted	132,020	8.67
Forfeited	(5,713)	11.44
Vested	(12,415)	15.43	2.89 years	$-
Outstanding at December 31, 2009	166,118	$10.20		$-
Expected to vest	166,118	$10.20		$-

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2009 and 2008 was estimated using the “Black-Scholes” option-pricing model, based on the following factors:

	2009	2008
Weighted average fair value per option	$1.90	$3.52
Weighted average expected term, in years	4.75	5.50
Expected volatility	37%	37%
Risk-free rate	1.79%	2.72%
Expected dividend	6.00%	4.84%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2009 and 2008 as a result of the amortization of these plans amounted to $436 thousand and $178 thousand, respectively.  The remaining compensation cost pending amortization of $1.3 million in 2009 will be amortized over a period of 2.80 years.  A summary of stock options granted is presented below:

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	-	-
Granted	232,403	$15.43
Forfeited	(3,318)	15.43
Outstanding at December 31, 2008	229,085	15.43
Granted	601,985	10.15
Forfeited	(27,076)	12.43
Outstanding at December 31, 2009	803,994	$11.58	5.85 years	$2,200
Exercisable	54,829	$15.43	5.12 years	$-
Expected to vest	749,165	$11.30	5.90 years	$2,200

B.  Restricted Stock – Directors

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008.  Until 2006, the Board of Directors granted Class “E” shares to each Director worth $10 thousand, and to the Chairman of the Board worth $15 thousand per year.  In 2007, the Board granted Class “E” shares for each Director worth $50 thousand, and to the Chairman of the Board worth $75 thousand.  The fair value of each award granted was based on the stock closing price in the New York Stock Exchange (“NYSE”) of the Class “E” shares at the grant date.  During 2007 the Bank issued under this plan 22,240 Class “E” common shares with a grant date fair value of $21.35.  The restricted stock vests at a rate of 20% each year on the grant date’s anniversary.  No grants were made after this 2007 grant.

The compensation costs of restricted stock granted of $475 thousand in 2007 are amortized during the restriction period.  Related costs charged against income totaled $123 thousand, $217 thousand and $118 thousand in 2009, 2008 and 2007, respectively.  At December 31, 2009, the Bank had unrecognized compensation costs of $248 thousand related to this plan that will be amortized over 2.39 years.

A summary as of December 31, 2009 of restricted stock granted to Directors under this plan and changes during 2007, 2008 and 2009 is presented below:

	Shares	Weighted average grant date fair value
Non vested at January 1, 2007	27,076	$14.02
Granted	22,240	21.35
Vested	(4,860)	12.34
Non vested at December 31, 2007	44,456	17.87
Granted	-	-
Vested	(23,037)	15.83
Non vested at December 31, 2008	21,419	20.07
Granted	-	-
Vested	(6,746)	$19.25
Non vested at December 31, 2009	14,673	$20.45
Expected to vest	14,673	$20.45

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The total fair value of vested stock during the years ended December 31, 2009, 2008 and 2007 was $130 thousand, $365 thousand and $60 thousand, respectively.
C.  Stock Option Plan 2006 – Directors and Executives

On December 12, 2006, the Bank’s Board of Directors adopted the 2006 Stock Option Plan that was terminated in 2008.  The options granted under this plan expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

During 2007, the Board of Directors approved the grant of $95 thousand (grant date fair value) in stock options to members of the Board of Directors, and $890 thousand (grant date fair value) in stock options to certain executives of the Bank.  No grants were made subsequent to this grant.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $221 thousand in 2009, $236 thousand in 2008 and $302 thousand in 2007.  The compensation cost pending amortization at December 31, 2009 of $247 thousand will be amortized over 1.12 years.  The fair value of each option was estimated at the grant date using the “Black-Scholes” option-pricing model, based on the following factors:

2007

Weighted average fair value option	$4.72
Weighted average expected term, in years	5.50
Expected volatility	36%
Risk-free rate	4.81%
Expected dividend	3.54%

A summary as of December 31, 2009 of the share options granted to Directors and certain Executives and changes during 2007, 2008 and 2009 is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2007	-	-
Granted	208,765	$16.34
Forfeited	-	-
Outstanding at December 31, 2007	208,765	16.34
Forfeited	(1,059)	16.34
Outstanding at December 31, 2008	207,706	16.34
Forfeited	-	-
Outstanding at December 31, 2009	207,706	$16.34	4.12 years	$-
Exercisable at December 31, 2009	93,768	$16.34	4.12 years	$-
Expected to vest	113,938	$16.34	4.12 years	$-

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

D.  Indexed Stock Option Plan

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain executives of the Bank, which was subsequently terminated in April 2006.  The indexed stock options expire in ten years and are vested at a rate of 25% each year on the grant date’s anniversary.  The exercise price is adjusted based on the change in a customized Latin American general market index.  As of December 31, 2009, the Bank had remaining compensation costs pending amortization of $17 thousand related to non-vested options granted under the plan.  This cost will be recognized over a period of 0.08 years.  Related costs charged against income amounted to $241 thousand, $440 thousand and $828 thousand in 2009, 2008 and 2007, respectively.

A summary as of December 31, 2009 and changes during the years 2007, 2008 and 2009 of the indexed stock purchase options is presented below:
	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)

Outstanding at January 1, 2007	523,723	$14.53
Forfeited	-	-
Exercised	(18,838)	8.50
Outstanding at December 31, 2007	504,885	14.47
Forfeited	(26,574)
Exercised	(10,662)	14.19
Outstanding at December 31, 2008	467,649	12.93
Forfeited	-	-
Exercised	(82,180)	9.84
Outstanding at December 31, 2009	385,469	$17.46	5.45 years	$104
Exercisable at December 31, 2009	316,893	$17.14	5.32 years	$104
Expected to vest	68,576	$18.91	6.09 years	$-

The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $252 thousand, $41 thousand and $228 thousand, respectively.  During the years ended December 31, 2009, 2008 and 2007, the Bank received $808 thousand, $151 thousand and $160 thousand, respectively, from exercised options.

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

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

A summary of the status as of December 31, 2009 of the stock options granted and changes during 2009 and 2008 of these option plans is presented below:
	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	38,163	$31.46
Forfeited	(15,163)	27.63
Expired	(8,650)	42.56
Outstanding at December 31, 2008	14,350	28.81
Forfeited	(533)	27.72
Expired	(2,082)	23.03
Outstanding at December 31, 2009	11,735	$29.89	0.79 years	$-
Exercisable at December 31, 2009	11,735	$29.89	0.79 years	$-

All options are available to be exercised as of December 31, 2009.

F.  Other plans - Expatriate Officer Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system.  The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary.  Contributions to this plan are managed by a fund manager through a trust.  The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank.  During the years 2009, 2008 and 2007, the Bank charged to salaries expense $116 thousand, $241 thousand and $175 thousand, respectively, that correspond to the Bank’s contributions to this plan.  As of December 31, 2009 and 2008, the accumulated liability payable amounted to $386 thousand and $420 thousand, respectively.

17.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2009	2008	2007
Net income attributable to Bladex for both basic and diluted EPS	54,862	55,119	72,177

Weighted average common shares outstanding - applicable to basic EPS	36,493	36,388	36,349
Basic earnings per share	1.50	1.51	1.99

Weighted average common shares outstanding
applicable to diluted EPS	36,493	36,388	36,349
Effect of dilutive securities (1):
Stock options and restricted stock units plans	78	52	65
Adjusted weighted average common shares outstanding applicable to diluted EPS	36,571	36,440	36,414

Diluted earnings per share	1.50	1.51	1.98

(1) At December 31, 2009, 2008 and 2007, weighted average options of 769,790, 943,051 and 38,467, respectively, were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

18.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk.  These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet.  Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	December 31,
	2009	2008

Confirmed letters of credit	206,953	136,539
Stand-by letters of credit and guarantees:
Country risk	10,000	40,000
Commercial risk	40,651	180,237
Credit derivative	3,000	3,000
	53,651	223,237
Credit commitments	70,181	84,019
	330,785	443,795

As of December 31, 2009, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	323,980
From 1 to 2 years	4,769
From 2 to 5 years	1,185
After 5 years	851
330,785

As of December 31, 2009 and 2008 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)
Country:	2009	2008
Brazil	22,500	150,967
Chile	-	83,200
Colombia	3,000	4,225
Costa Rica	24,278	19,553
Dominican Republic	130	13,923
Ecuador	112,039	86,363
El Salvador	1,770	476
Guatemala	975	4,578
Honduras	430	350
Mexico	57,682	2,979
Panama	-	15,239
Uruguay	15,788	-
Venezuela	92,193	61,792
Other	-	150
	330,785	443,795

Banco Latinoamericano de Comercio Exterior, S. A.
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

Credit derivative
Credit derivative represents a guarantee issued by the Bank to the buyer of the derivative instrument, where the Bank guarantees the payment of principal if the underlying financial instrument is impaired and its original issuer does not comply with principal payments; therefore, the impairment risk is taken by the Bank, which receives commission income during the term of this derivative.  The credit derivative matures in July 2010.  As of December 31, 2009 and 2008, the fair value of this derivative instrument was $2 thousand and $91 thousand, respectively, and reported in trading assets and liabilities, respectively, in the consolidated balance sheet.  The maximum potential amount of future payments the Bank could be required to make under this credit derivative is $3 million.

19.	Leasehold commitments

At December 31, 2009, a summary of leasehold commitments is as follows:

(In thousands of US$)
Year	Future Rental Commitments

2010	577
2011	526
2012	261
2013	243
2014	243
Thereafter	203
2,053

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Occupancy expense for years ended December 31, 2009, 2008 and 2007, amounted to $770 thousand, $809 thousand, and $593 thousand, respectively.

20.	Derivative financial instruments for hedging purposes

At December 31, 2009 and 2008, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2009			2008
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	353,600	-	30,756	446,400	-	46,379
Cross-currency interest rate swaps	150,118	-	31,975	149,924	-	34,383
Cash flow hedges:
Interest rate swaps	20,000	-	1,956	20,000	-	2,178
Cross-currency interest rate swaps	47,141	-	450	41,020	-	6,781
Forward foreign exchange	6,832	828	-	143,179	7,777	2,176

Total	577,691	828	65,137	800,523	7,777	91,897

Net gain (loss) on the ineffective portion of hedging activities (2)	(2,534)			9,956

(1)  The fair value of assets and liabilities is reported within the Derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)  Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the Derivative financial instruments and hedging line in the consolidated statements of income.

As of December 31, 2009, gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

(In thousands of US$)
Derivatives - fair value hedge	Classification in statements of income	Gain (loss) on derivatives
Interest rate swaps	Interest income – Investment securities available-for-sale	(11,959)
Cross-currency interest rate swaps	Gain (loss) on foreign currency exchange	591
Cross-currency interest rate swaps	Interest income – Loans	(62)
Cross-currency interest rate swaps	Interest expense - Borrowings	3,480
Cross-currency interest rate swaps	Derivative financial instruments and hedging	(2,531)
Total		(10,481)

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	513

Cross-currency interest rate swaps	6,231	Gain (loss) on foreign currency exchange	(3,430)	-
		Derivative financial instruments and hedging	-	(3)

Forward foreign exchange	(4,773)	Interest expense – borrowings	336	-
		Interest income - loans	313	-
		Gain (loss) on foreign currency exchange	3,861	-
Total	1,971		1,080	(3)

As of December 31, 2009, the Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

(In thousands of US$)
	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income	(11,959)	27,477	15,518

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	(2,531)	-	(2,531)
	Interest income – loans	(62)	619	557
	Interest expense – borrowings	3,480	(8,098)	(4,618)
	Gain (loss) on foreign currency exchange	591	(5,681)	(5,090)
		(10,481)	14,317	3,836
For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts.  Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments.  The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk.  All such positions are hedged with an offsetting contract for the same currency.  The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio.  Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC).  These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 4.9 years.

The Bank estimates that approximately $430 thousand of losses reported in other comprehensive income (loss) at December 31, 2009 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2010.

Types of Derivatives and Foreign Exchange Instruments
Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period.  The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges.  Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies.  The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges.  Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.  The Bank has designated these derivative instruments as cash flow hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 4.

21.	Accumulated other comprehensive income (loss)

As of December 31, 2009, 2008 and 2007 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments is as follows:

(In thousands of US$)	Securities Available-for- Sale	Derivative Financial Instruments	Total

Balance as of January 1, 2007	3,400	(72)	3,328
Net unrealized gains (losses) arising from the year	(1,912)	(2,081)	(3,993)
Reclassification adjustment for gains (losses) included in net income (1)	(9,119)	143	(8,976)
Balance as of December 31, 2007	(7,631)	(2,010)	(9,641)
Net unrealized gains (losses) arising from the year	(58,453)	(2,433)	(60,886)
Reclassification adjustment for (gains) losses included in net income (1)	(67)	(1,521)	(1,588)
Balance as of December 31, 2008	(66,151)	(5,964)	(72,115)
Net unrealized gains (losses) arising from the year	63,556	1,971	65,527
Reclassification adjustment for (gains) losses included in net income (1)	(649)	1,077	428
Balance as of December 31, 2009	(3,244)	(2,916)	(6,160)

(1) Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income in this and previous years.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

22.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value.  The Bank applied the following fair value hierarchy:

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

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy.  If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models.  Such securities are classified within level 2 of the fair value hierarchy.

Investment fund

The Fund is not traded in an active market and, therefore, representative market quotes are not readily available.  Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets.  Such investment is classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument.  Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market.  The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates.  These derivatives are classified within level 2 of the fair value hierarchy.

Adjustments for credit risk of the counterparty are applied to those derivative financial instruments where the internal credit risk rating of said counterparties deviates substantially from the credit risk implied by the London Interbank Offered rate (“LIBOR”).  Not all counterparties have the same credit rating that is implicit in the LIBOR curve; therefore, it is necessary to take into account the current credit rating of the counterparty for the purpose of obtaining the true fair value of a particular instrument.  In addition, adjustments to bilateral or own risk are adjusted to reflect the bank’s credit risk when measuring all liabilities at fair value. The methodology is consistent with the adjustments applied to generate the counterparty credit risk.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	2009
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets

Assets

Trading assets	50,275	2	-	50,277
Securities available –for-sale	436,064	20,920	-	456,984
Investment fund	-	197,575	-	197,575
Derivative financial instruments - receivable	-	828	-	828
Total assets at fair value	486,339	219,325	-	705,664

Liabilities

Trading liabilities	-	3,152	-	3,152
Derivative financial instruments - payable	-	65,137	-	65,137
Total liabilities at fair value	-	68,289	-	68,289

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

	2008
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets

Assets
Trading assets	21,965	22,974	-	44,939
Securities available –for-sale	561,278	46,640	-	607,918
Investment fund	-	150,695	-	150,695
Derivative financial instruments - receivable	-	7,777	-	7,777
Total assets at fair value	583,243	228,086	-	811,329

Liabilities

Trading liabilities	-	14,157	-	14,157
Derivative financial instruments - payable	-	91,897	-	91,897
Total liabilities at fair value	-	106,054	-	106,054

As of December 31, 2009, the Bank classified within Level 1 securities available-for-sale amounting to $15.8 million which were classified in 2008 as Level 2, since 2009 they were quoted in an active market.  As of December 31, 2008, these securities did not have sufficient level of activity to be considered as an active market; therefore, the Bank used observable market data when valuing their fair value.

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option.  Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique.  The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-expressed or updated subsequent to the dates of these consolidated financial statements.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

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

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value are not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available.  If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Loans

The fair value of the loan portfolio has been determined based upon discounted cash flow models that consider the market’s credit margins on comparable debt instruments.

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

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31,
(In thousands of US$)	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Instruments with carrying value that approximates fair value	451,668	451,668	948,288	948,288
Securities held-to-maturity	-	-	28,410	28,144
Loans, net of allowance	2,701,484	2,746,175	2,559,306	2,474,606

Financial liabilities:
Instruments with carrying value that approximates fair value	1,340,420	1,340,420	1,677,553	1,677,553
Short-term borrowings	327,800	327,877	738,747	737,414
Borrowings and long-term debt	1,390,387	1,381,022	1,204,952	1,126,379
Commitments to extend credit, standby letters of credit, and financial guarantees written	29,011	28,113	30,898	30,489

23.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

24.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general licenses to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk.  As of December 31, 2009, the Bank’s capital adequacy ratio is 22% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

25.	Business segment information

The Bank’s activities are operated and managed by three segments, Commercial, Treasury and Asset Management.  The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting.  The segment results are determined based on the Bank’s management accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets.  In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income.  Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury and Asset Management segments.  The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations.  These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “reversal (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies.  These measures, therefore, may not be comparable to similar measurements used by other companies.

Commercial incorporates all of the Bank’s financial intermediation and fee generation activities.  Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s securities available-for-sale and held-to-maturity.  Operating income from the Treasury Segment includes net interest income from deposits with banks and securities available-for-sale and held-to-maturity, derivative and hedging activities, gains and losses on sale of securities available-for-sale, gain and losses on foreign exchange, and allocated operating expenses.

Asset Management incorporates the balance of the investment fund.  Operating income from the Asset Management Segment includes net interest margin related to the Feeder’s participation in the net interest margin of the Fund, net gains from the investment fund trading, and allocated operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

The following table provides certain information regarding the Bank’s continuing operations by segment:
Business Segment Analysis (1)

(In millions of US$)	2009	2008	2007

COMMERCIAL
Interest income	114.3	200.1	221.6
Interest expense	(48.1)	(122.0)	(157.1)
Net interest income	66.2	78.1	64.5
Net other income (2)	6.9	7.8	5.3
Operating expenses	(23.4)	(27.5)	(27.2)
Net operating income (3)	49.7	58.4	42.6
(Provision) reversals for loans and off-balance sheet credit losses	(14.8)	1.5	1.5
Impairment on assets, net of recoveries	(0.1)	(0.8)	(0.5)
Net income attributable to Bladex	34.8	59.1	43.6
Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)	2,775.3	2,614.0	3,725.9
Other assets and contingencies (5)	331.2	443.6	549.5
Total interest-earning assets, other assets and contingencies	3,106.5	3,057.6	4,275.4

TREASURY
Interest income	25.9	40.7	33.6
Interest expense	(23.9)	(37.7)	(27.7)
Net interest income	2.0	3.0	5.9
Net other income (2)	12.0	(12.4)	8.5
Operating expenses	(7.9)	(6.9)	(4.4)
Net operating income (3)	6.1	(16.3)	10.0
Net income attributable to Bladex	6.1	(16.3)	10.0

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	931.8	1,581.9	869.9
Other assets and contingencies (5)	3.0	3.0	3.0
Total interest-earning assets, other assets and contingencies	934.8	1,584.9	872.9

ASSET MANAGEMENT
Interest income	1.8	3.5	9.6
Interest expense	(5.2)	(6.7)	(9.5)
Net interest income	(3.4)	(3.2)	0.1
Net other income (2)	25.4	21.3	23.9
Operating expenses	(6.8)	(5.6)	(5.5)
Net operating income (3)	15.2	12.5	18.5
Net income	15.2	12.5	18.5
Net income attributable to the redeemable noncontrolling interest	1.1	0.2	-
Net income attributable to Bladex	14.1	12.3	18.5

Fund’s assets and contingencies (end of period balances):
Interest-earning assets (6)	197.6	150.7	81.8
Non-interest-earning assets	0.1	-	-
Total interest-earning assets, other assets and contingencies	197.7	150.7	81.8

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

(In millions of US$)	2009	2008	2007
TOTAL
Interest income	142.0	244.3	264.8
Interest expense	(77.2)	(166.4)	(194.3)
Net interest income	64.8	77.9	70.5
Net other income (2)	44.3	16.7	37.7
Operating expenses	(38.2)	(40.0)	(37.0)
Net operating income (3)	70.9	54.6	71.2
(Provision) reversals for loans and off-balance sheet credit losses	(14.8)	1.5	1.5
Impairment on assets, net of recoveries	(0.1)	(0.8)	(0.5)
Net income	56.0	55.3	72.2
Net income attributable to the redeemable noncontrolling interest	1.1	0.2	-
Net income attributable to Bladex	54.9	55.1	72.2

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)	3,904.7	4,346.6	4,677.6
Other assets and contingencies (5)	334.3	446.6	552.5
Total interest-earning assets, other assets and contingencies	4,239.0	4,793.2	5,230.1

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.
Reconciliation of Net other income:
Net other income – business segment	44.3	16.7	37.7
Reversal (provision) for losses on off-balance sheet credit risk	3.5	(17.0)	13.4
Recoveries on assets, net of impairments	(0.1)	(0.8)	(0.5)
Net other income – consolidated financial statements	47.7	(1.1)	50.6
(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets
(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments and equity investments recorded as other assets.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.
Reconciliation of Total assets:
Interest-earning assets – business segment	3,904.7	4,346.6	4,677.6
Allowance for loan losses	(73.8)	(54.6)	(69.6)
Customers’ liabilities under acceptances	1.6	1.3	9.1
Premises and equipment	7.7	8.0	10.2
Accrued interest receivable	25.6	46.3	62.4
Derivative financial instruments used for hedging - receivable	0.8	7.8	0.1
Other assets	12.2	7.3	8.8
Total assets – consolidated financial statements	3,878.8	4,362.7	4,698.6

Banco Latinoamericano de Comercio Exterior, S. A.
   and Subsidiaries

Notes to consolidated financial statements

Geographic information is as follows:

	2009
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	122,731	17,470	1,763	141,964
Interest expense	(69,066)	(5,821)	(2,325)	(77,212)
Net interest income	53,665	11,649	(562)	64,752

Long-lived assets:
Premises and equipment, net	7,096	653	-	7,749

	2008
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	221,351	19,407	3,485	244,243
Interest expense	(152,665)	(11,435)	(2,296)	(166,396)
Net interest income	68,686	7,972	1,189	77,847

Long-lived assets:
Premises and equipment, net	7,156	814	-	7,970

	2007
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	226,218	29,064	9,587	264,869
Interest expense	(167,448)	(22,654)	(4,197)	(194,299)
Net interest income	58,770	6,410	5,390	70,570

Long-lived assets:
Premises and equipment, net	9,242	934	-	10,176

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.         Amended and Restated Articles of Incorporation*
Exhibit 1.2.         By-Laws
Exhibit 8.1.         List of Subsidiaries
Exhibit 11.1.       Code of Ethics
Exhibit 12.1.       Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.       Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.       Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.       Rule 13a-14(b) Certification of Principal Financial Officer

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

June 9, 2010

EXHIBIT INDEX

Exhibit

Exhibit   1.1.        Amended and Restated Articles of Incorporation*

Exhibit   1.2.        By-Laws

Exhibit   8.1.        List of Subsidiaries

Exhibit 11.1.        Code of Ethics

Exhibit 12.1.        Rule 13a-14(a) Certification of Principal Executive Officer

Exhibit 12.2.        Rule 13a-14(a) Certification of Principal Financial Officer

Exhibit 13.1.        Rule 13a-14(b) Certification of Principal Executive Officer

Exhibit 13.2.        Rule 13a-14(b) Certification of Principal Financial Officer

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.