Form 20-F
period 2010-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2011-05-26
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

6,342,189	Shares of Class A Common Stock
2,542,021	Shares of Class B Common Stock
27,826,330	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,710,540	Total Shares of Common Stock

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
☐ Item 17                                 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                                      ☒ No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

Item 10. Additional Information		81
A.	Share Capital	81
B.	Memorandum and Articles of Association	81
C.	Material Contracts	83
D.	Exchange Controls	83
E.	Taxation	83
F.	Dividends and Paying Agents	88
G.	Statement by Experts	88
H.	Documents on Display	88
I.	Subsidiary Information	89

Item 11. Quantitative and Qualitative Disclosure About Market Risk		89

Item 12. Description of Securities Other than Equity Securities		94

PART II		95

Item 13. Defaults, Dividend Arrearages and Delinquencies		95

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		95

Item 15. Controls and Procedures		95

Item 16. [Reserved]		97
Item 16A.	Audit and Compliance Committee Financial Expert	97
Item 16B.	Code of Ethics	97
Item 16C.	Principal Accountant Fees and Services	97
Item 16D.	Exemptions from the Listing Standards for Audit Committees	98
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	98
Item 16F.	Change in Registrant’s Certifying Accountant	98
Item 16G.	Corporate Governance	98

PART III		99

Item 17. Financial Statements		99

Item 18. Financial Statements		99

Item 19. Exhibits		100

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama, or Panama, and its consolidated subsidiaries.  References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity.  References to “U.S. dollars” or “$” are to United States dollars.  The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its consolidated financial statements in U.S. dollars.  The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement.  Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.”  Forward-looking statements include statements regarding:

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
•
existing and future governmental banking and tax regulations, including the impact of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, on the Bank’s business, business practices, and costs of operation;

•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Strategy in 2011” and “Trend Information” are forward-looking statements.  All forward-looking statements in this Annual Report are made as of the date hereof, based on information available to the Bank as of the date hereof, and the Bank assumes no obligation to update any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.           Selected Financial Data

The following table presents consolidated selected financial data for the Bank.  The financial data presented below are at and for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and are stated in U.S. dollars.  The consolidated financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 were  audited by the independent registered public accounting firm Deloitte, Inc., and the consolidated financial statement of the Bank for the year ended December 31, 2006, was audited by the independent registered public accounting firm KPMG. The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2010, or the Consolidated Financial Statements, are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of and for the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In $ thousand, except per share data and ratios)
Income Statement Data:
Net interest income	$74,503	$64,752	$77,847	$70,570	$58,837
Fees and commissions, net	10,326	6,733	7,252	5,555	6,393
Reversal (provision) for credit losses (1)	4,835	(14,830)	1,544	1,475	13,045
Derivative financial instruments and hedging	(1,446)	(2,534)	9,956	(989)	(225)
Recoveries, net of impairment of assets	233	(120)	(767)	(500)	5,551
Net gain (loss) from investment fund trading	(7,995)	24,997	21,357	23,878	1,091
Net gain (loss) from trading securities	(3,603)	13,113	(20,998)	(12)	(212)
Net gain on sale of securities available-for-sale	2,346	546	67	9,119	2,568
Gain (loss) on foreign currency exchange	1,870	613	(1,596)	115	(253)
Other income (expense), net	833	912	656	(6)	36
Total operating expenses	(42,081)	(38,202)	(39,990)	(37,027)	(28,929)
Net income	39,821	55,980	55,327	72,177	57,902
Net income (loss) attributable to the redeemable noncontrolling interest	(2,423)	1,118	208	0	0
Net income attributable to Bladex	42,244	54,862	55,119	72,177	57,902
Balance Sheet Data:
Trading assets	50,412	50,277	44,939	0	0
Investment securities	386,431	456,984	636,328	468,360	471,351
Investment fund	167,291	197,575	150,695	81,846	105,199
Loans	4,064,332	2,779,262	2,618,643	3,731,838	2,980,772
Allowance for loan losses	78,615	73,789	54,648	69,643	51,266
Total assets	5,100,087	3,878,771	4,362,678	4,698,571	3,922,373
Total deposits	1,820,925	1,256,246	1,169,048	1,462,371	1,056,278
Trading liabilities	3,938	3,152	14,157	13	0
Securities sold under repurchase agreements and short-term borrowings	1,360,327	399,132	1,212,921	1,504,710	1,595,604
Borrowings and long-term debt	1,075,140	1,390,387	1,204,952	1,010,316	558,860
Total liabilities	4,384,087	3,168,234	3,783,665	4,086,320	3,338,477
Capital Stock	279,980	279,980	279,980	279,980	279,980
Total stockholders’ equity	697,050	675,637	574,324	612,251	583,896

As of and for the Year Ended December 31,
2010	2009	2008	2007	2006
(In $ thousand, except per share data and ratios)
Income Statement Data:
Weighted average number of shares outstanding	36,647	36,493	36,388	36,349	37,065
Weighted average number of diluted shares outstanding	36,814	36,571	36,440	36,414	37,572
Per Common Share Data:
Basic earnings per share	1.15	1.50	1.51	1.99	1.56
Diluted earnings per share	1.15	1.50	1.51	1.98	1.54
Book value per share (period end)	18.99	18.49	15.77	16.83	16.07
Regular cash dividends per share	0.67	0.60	0.88	0.88	0.75
Special cash dividends per share	0.00	0.00	0.00	0.00	1.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets	0.97%	1.38%	1.09%	1.76%	1.70%
Return on average stockholders’ equity	6.21%	8.60%	8.99%	11.91%	9.96%
Net interest margin (2)	1.70%	1.62%	1.55%	1.73%	1.78%
Net interest spread (2)	1.43%	1.12%	0.98%	0.78%	0.69%
Total operating expenses to total average assets	0.97%	0.96%	0.79%	0.90%	0.85%
Regular cash dividend payout ratio	58.12%	39.91%	58.09%	44.32%	48.01%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	0.00%	64.01%
Liquidity Ratios:
Liquid assets(3) / total assets	8.25%	10.36%	18.92%	8.43%	10.16%
Liquid assets(3) / total deposits	23.10%	32.00%	70.62%	27.08%	37.72%
Asset Quality Ratios:
Non-accrual loans to total loans (4)	0.71%	1.82%	0.00%	0.00%	0.00%
Impaired loans to total loans (4)	0.71%	1.29%	0.00%	0.00%	0.00%
Charged-off loans to total loans	0.13%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans, net of unearned income and deferred commission	1.94%	2.66%	2.09%	1.87%	1.72%
Allowance for losses on off-balance sheet credit risk to total contingencies	3.50%	8.28%	6.95%	2.51%	4.18%
Capital Ratios:
Stockholders’ equity to total assets	13.67%	17.42%	13.16%	13.03%	14.89%
Average stockholders’ equity to total average assets	15.62%	16.06%	12.11%	14.75%	17.09%
Leverage ratio(5)	7.3	x	5.7	x	7.6	x	7.7	x	6.7	x
Tier 1 capital to risk-weighted assets(6)	20.5%	25.8%	20.4%	21.2%	23.8%
Total capital to risk-weighted assets(7)	21.8%	27.0%	21.6%	22.5%	25.1%
Risk-weighted assets	$3,416,782	$2,633,482	$3,143,971	$2,917,393	$2,436,812

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

(3)
Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.  See Item 18, “Financial Statements” Note 3 to the Audited Financial Statements.

(4)
Non-accrual loans amounted $29 million in 2010, all of which corresponded to impaired loans, and $51 million in 2009 of which $36 million corresponded to impaired loans in 2009.  In determining impairment factors considered by the Bank’s Management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s  country of residence.

(5)	Leverage ratio is the ratio of total assets to stockholders’ equity.
(6)
Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

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

Bladex, like all financial institutions, faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings and fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce a cash shortage as a result of which the Bank would not be able to repay its obligations as they become due.

As of December 31, 2010, approximately 26% of the Bank’s funding represents short-term borrowings from international banks, the majority of which are European, North American and Asian institutions, which compete with the Bank in its credit extension activity and represent a source of business for the Bank. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced in the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime crisis in the United States and then followed by the credit crisis. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2010, approximately 65% of the Bank’s total deposits represented deposits from central banks.

As a U.S. dollar-based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country. Central Banks in Latin America and the Caribbean, or the Region would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage and the Bank would have to rely on commercial liquidity sources to cover the shortfall.

The credit ratings of Bladex are an important factor in maintaining the Bank’s liquidity.  A reduction in the Bank’s credit rating could reduce the Bank’s access to debt markets or materially increase the cost of issuing debt, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank.  This in turn, could reduce the Bank’s liquidity and negatively impact its operating results and financial position.

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and and the qualitative judgment of the Bank’s Management. The latter includes assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its commercial portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short-term borrowings, long-term debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

The Bank faces sovereign risk that is inherent in each country's economic performance which may change by political or social events which could threaten our clients risk profile.

The Bank maintains a permanent follow up of each country's risk profile evolution, supporting our analysis with various factors, both quantitative and qualitative, being the main driving factors: the evolution of macroeconomic policies (fiscal, monetary, exchange rate policy), fiscal and external performance, price stability, level of liquidity in foreign currency, improvements on the legal framework and institutional strenghts, and social and political developments, among others.

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

Most of the competition the Bank faces in the trade finance business comes from domestic and international banks, the majority of which are European and North American institutions.  Many of these banks have substantially greater resources than the Bank and enjoy access to less expensive funding than the Bank does.  It is difficult to predict how increased competition will affect the Bank’s growth prospects and results of operations.

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend accelerated in 2008 and 2009 as the credit crisis led to numerous mergers and asset acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy.  Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices.  In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases.

Globalization of the capital markets and financial services industries exposes the Bank to further competition.  To the extent the Bank expands into new business areas and new geographic regions, the Bank may face competitors with more experience and more established relationships with clients, regulators and industry participants in the relevant market, which could adversely affect the Bank’s ability to compete.  The Bank’s ability to grow its business and therefore, its earnings, is affected by these competitive pressures.

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

Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorist financing; however, participation of multiple parties in any given trade finance transaction can make the process of due diligence difficult.  Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements, or controls).  While the Bank is alert to high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations.  If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorist financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal enforcement (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations.

Recent legislation regarding the financial services industry may subject the Bank to significant and extensive regulation, which may have an impact on the Bank’s operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, was signed into law.  The Dodd-Frank Act is intended primarily to overhaul the financial regulatory framework in the United States following the global financial crisis and may impact substantially all financial institutions including the Bank. The Dodd-Frank Act, among other things, imposes higher prudential stardards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators and imposes increased corporate governance and executive compensation requirements. While many of the provisions in the Dodd-Frank Act will affect institutions that engage in activities in which the Bank does not engage, it will likely increase the Bank’s regulatory compliance burden.

Additionally, the Dodd-Frank Act requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations. The federal agencies are given significant discretion in drafting such implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act is still uncertain.  Any such rules and regulations may require the Bank to change certain business practices, or to raise additional regulatory capital and could expose the Bank to significant additional compliance costs and impact the profitability of the Bank’s business activities.

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

The Bank’s credit activities are concentrated in a number of countries.  Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition.  As of December 31, 2010, approximately 75% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,742 million, or 36%), Colombia ($704 million, or 14%), Mexico ($505 million, or 10%), Chile ($356 million, or 7%), and Peru ($343 million, or 7%).

In addition, as of December 31, 2010, of the Bank’s total credit portfolio balances, 10% were to five borrowers in Brazil, 10% were to five borrowers in Colombia, 4% were to five borrowers in Mexico, 6% were to five borrowers in Chile, and 6% were to five borrowers in Peru.  A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

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

The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity. The Bank was constituted in 1978 as a corporation pursuant to the laws of Panama and commenced operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities. Under Contract No. 103-78 signed between Panama and Bladex, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

On June 17, 2009, the Bank changed its name from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.,” although it continues to operate under the commercial name of “Bladex.”

Bladex offers its services through its head office and subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency, or the New York Agency, and Bladex Asset Management Inc., or Bladex Asset Management, its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami and its representative offices in Mexico City and Buenos Aires, as well as through a worldwide network of correspondent banks. On May 27, 2010, the Bank received authorization from the Superintendency of Banks of Panama, or the Superintendency of Banks, to open representative offices in the cities of Porto Alegre, Brazil and Monterrey, Mexico, which have since started operations.  On August 12, 2010, the Bank also received authorization to open a representative office in the city of Lima, Peru.  Additionally, on September 24, 2010, the Bank received authorization to open two new subsidiaries: one in the Cayman Islands and another in Brazil.  Bladex’s shares of Class E common stock are listed on the New York Stock Exchange under the symbol “BLX.”

Bladex Asset Management serves as investment manager for Bladex Offshore Feeder Fund, or the Feeder and Bladex Capital Growth Fund, or the Fund, both entities incorporated in Cayman Islands.  In April 2009, the Fund was registered with the Cayman Islands Monetary Authority under the Mutual Funds Law of the Cayman Islands and began receiving third party investments.  On September 8, 2009, Bladex Asset Management registered as a foreign entity in Panama, establishing a branch in Panama that is engaged mainly in providing administrative and operating services to Bladex Asset Management in the United States.

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

See Item 18, “Financial Statements,” notes 1 and 2(a).

B.           Business Overview

Overview

The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders.  The Bank is principally engaged in providing trade financing to selected commercial banks, middle-market companies and corporations in the Region.  The Bank’s lending and investing activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by sales of the Bank’s debt securities to financial institutions and investors in Asia, Europe, North America and the Region.  The Bank does not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

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

The Asset Management Unit, which is based in New York City, is responsible for the Bank’s asset management activities, including investment advisory services for funds and managed accounts.  The Asset Management Unit conducts business through Bladex Asset Management, which serves as investment manager for the Feeder and the Fund.  The Feeder invests substantially all of its assets in the Fund.  Currently, the Fund follows a macro strategy by trading a combination of products including foreign exchange, interest rate swaps, and derivative products to establish long and short positions mainly in Latin American markets.  Capital preservation is one of Fund’s main objectives, and the Fund’s trading strategy emphasizes high liquidity, moderate volatility and lower leverage.

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

As of December 31, 2010, the Bank had 58 employees across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2010

The macroeconomic environment in the Region in 2010 showed signs of a positive trend, which the Bank’s Management believes is not expected to change.  The Region was one of the least affected by the international crisis that started in 2008 in terms of impact of GDP growth, increase in fiscal deficit and increase in unemployment, and showed a great recovery capacity, with counter-cyclical measures that could only be implemented due to the fiscal discipline of countries in the Region in previous years.  The Region also benefited from the sustained demand for raw materials from China and other emerging countries.

Despite a general reduction in interest rates in most countries, inflation remained close to the targets set by central banks in the Region. A key factor for the regional economic dynamics has been the strength of the financial sector, which has allowed for counter-cyclical monetary incentives to be implemented and has ensured the availability of banking credit to the private sector. In addition to banking credit, capital markets also played an important role in funding expansion in the Region.  The positive trend in the Region’s risk profile resulting from these factors has been reflected by the Region’s stability and by upgrades to the international risk rating of Latin American countries, representing a contrast in comparison to the risk ratings trends of developed economies during the period.

In this environment, Bladex has developed even further its capacity to support both international and interregional trade, which has resulted in its highest-ever geographic diversification of placements and a downtrend in the systemic risk related to these placements throughout the period.

Net income attributable to Bladex amounted to $42.2 million in 2010, compared to $54.9 million for the year 2009.  Bladex’s Tier 1 capitalization ratio reached 20.5% and its leverage ratio was 7.3 times as of December 31, 2010, compared to 25.8% and 5.7 times, respectively, as of December 31, 2009.  The Bank’s commercial portfolio grew by 43% during 2010, amounting to $4,446 million as of December 31, 2010, compared to $3,110 million as of December 31, 2009.  Bladex maintained a strong liquidity position during 2010, totaling $421 million at year end, supported by increasingly diversified funding sources, while maintaining adequate reserve coverage levels.  This careful management of liquidity and reserve levels protected a portfolio of solid and improving quality while limiting return on equity to 6.2%.  The Bank’s 2010 results were driven by strong performance of the Commercial Division, mainly driven by portfolio growth mitigated by an improvement of the risk profile in the Region, with net income amounting to $56.8 million, partially offset by net losses of $9.7 million from the Asset Management Unit and net losses of $4.9 million from the Treasury Division, compared to net income of $34.8 million from the Commercial Division, $14.1 million from the Asset Management Unit and $6.1 million from the Treasury Division in 2009.

During 2010, the Bank’s Board of Directors, or the Board, approved increases in quarterly dividends distributed to holders of common shares from $0.15 to $0.17 per share pertaining to the third quarter of 2010 and from $0.17 to $0.20 per share pertaining to the fourth quarter 2010.  This increase in quarterly dividends reaffirmed the Bank’s commitment to a dividend policy that reflects the Bank’s growing core business.

The Bank opened representative offices in Porto Alegre, Brazil, and Monterrey, Mexico, and started operations in such offices in 2010.  In addition, Bladex received approval from the Superintendency of Banks of Panama on August 12, 2010, and from the Superintendency of Peru on November 15, 2010, to open another representative office in Lima, Peru, in order to further increase the Bank’s network and to gain more effective access to the Bank’s current and new clients, which commenced operations in March, 2011.

On January 20, 2011 Bladex received approval from the Superintendency of Banks of Panama, to open another representative office in Bogota, Colombia and obtained on April 19, 2011 the approval from the Financial Superintendency of Colombia.

See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income” and Item 18, “Financial Statements,” note 25.

Strategies for 2011 and subsequent years

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

Targeted growth in expanding and diversifying the Bank’s client base
The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, large corporations and middle - market companies, including through participation in bilateral and co-financed transactions. The Bank intends to continue to cultivate existing and new longstanding client relationships through the quality of the Bank’s services and the Bank’s agile decision-making and credit approval processes.

Grow current products and services while providing sector-specific solutions in the Region
The Bank intends to continue its focus on the development of expertise in the sectors in which the Bank currently operates, while strategically targeting industries with significant growth potential by offering sector-specific products and solutions to clients in these industries. These sectors include some of the most profitable industries in the Region, such as oil & gas, food, mining and agribusiness commodities, as well as growth sectors such as Latin American intra-regional trade. Bladex also intends to continue to explore key regional and local partnerships to bolster its range of services and increase its presence in key economic sectors throughout the Region.

Increase the range of products and services that the Bank offers
Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is strongly positioned to strategically identify key additional products and services to offer to clients. Following amendments to the Bank’s Articles of Incorporation in 2009, the Bank’s scope of potential activities was broadened to encompass all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of the Region. The amendments reflect the Bank’s ongoing strategy to develop new products and services, such as factoring, debt intermediation in primary and secondary markets, and structure financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

The Bank’s Management expects a positive business environment for trade finance in 2011, and believes the Bank is well positioned to capture the growth forecasted for the Region, to transfer such value to its shareholders, and to comply with the Bank’s mission to support foreign trade in Latin America.

Lending Policies

The Bank extends credit directly to banks, corporations and middle–market companies within the Region. The Bank finances import and export transactions for all types of goods and products, with the exception of articles such as weapons, ammunition, military equipment, hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers in the light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

Due to the nature of trade finance, the Bank’s loans generally are unsecured. However, in certain instances, based upon the Bank’s credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved may require that a loan be secured by pledged deposits and other collateral.

Country Credit Limits

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Credit Policy and Risk Assessment Committee, or the CPER, of the Board approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least annually in the quarterly meetings of the CPER. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

The amounts of capital allocated to a transaction is based on customer type (sovereign, state-owned or private, middle-market companies, corporate or financial institution), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from one to 180 days, 181 days to a year, between one and three years, or longer than three years). Capital utilizations by the business units cannot exceed the Bank’s reported stockholders’ equity.

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 56% of such credit as of December 31, 2010.  Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s Management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law prescribes certain concentration limits, which are applicable and strictly adhered to by the Bank, including a thirty percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a twenty-five percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2010, the legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to approximately $174 million, and for financial institutions and financial groups amounted to approximately $209 million. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits.   As of December 31, 2010, the Bank was in full compliance with all regulatory limits. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the commercial portfolio and investment securities portfolio increased to $4,884 million as of December 31, 2010, from $3,621 million as of December 31, 2009 and, from $3,718 million as of December 31, 2008.  The $1.3 billion or 35% credit portfolio increase during 2010 was largely attributable to increased demand from the Bank’s established client base of corporations ($776 million, or 49%), financial institutions ($518 million, or 35%), and middle-market companies ($96 million, or 74%) as demand in the Region increased, offset by a $127 million decrease in sovereign clients mostly related to the sale of securities available for sale.

The year 2010 was defined by a strong economic recovery in Latin America, which brought about  increased trade flows that added  significant scale and  diversification to the bank's  business.

Commercial Portfolio

The commercial portfolio includes the loan portfolio and contingencies and other assets (including confirmed and stand-by letters of credit and guarantees covering commercial and country risks, credit commitments, reimbursement undertakings, equity investments and customers’ liabilities under acceptances).

The Bank’s commercial portfolio increased to $4,446 million as of December 31, 2010 from $3,110 million as of December 31, 2009, a 43% increase, and from $3,062 million as of December 31, 2008, a 45% increase.  The increase in 2010 was largely attributable to increased demand from the Bank’s established client base of corporations and financial institutions.

As of December 31, 2010, 59% of the Bank’s commercial portfolio represented trade related credits, and the remaining balance consisted primarily of lending to banks and corporations.  The corporate market segment represented 50% of the total commercial portfolio, of which 72% represented trade financing.  The middle - market companies segment represented 5% of the total commercial portfolio, of which 69% represented trade financing.

The following table sets forth the distribution of the Bank’s commercial portfolio, by product category as of December 31 of each year:

	As of December 31,
	2010(1)%		2009(2)%		2008	%	2007	%	2006	%
	(in $ million, except percentages)
Loans	$4,064	91.4	$2,779	89.4	$2,619	85.5	$3,732	87.2	$2,981	82.0
Contingencies and other assets	382	8.6	331	10.6	444	14.5	550	12.8	654	18.0
Total	$4,446	100.0	$3,110	100.0	$3,062	100.0	$4,281	100.0	$3,634	100.0

(1)	Includes non-accrual loans for $29 million as of December 31, 2010.
(2)	Includes non-accrual loans for $51 million as of December 31, 2009.

Loan Portfolio

As of December 31, 2010, the Bank’s total loans amounted to $4,064 million, compared to $2,779 million as of December 31, 2009, and compared to $2,619 million as of December 31, 2008.  As of December 31, 2010, 70% of the Bank’s loans were scheduled to mature within one year.  See Item 5, “Operating and Financial Review and Prospects/Operating Results/Changes in Financial Condition” and Item 18, “Financial Statements,” note 7.

Loans by Country

The following table sets forth the distribution of the Bank’s loans by country at the dates indicated:
	As of December 31,
	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans	2007	% of Total Loans	2006	% of Total Loans
	(in $ million, except percentages)
Argentina	$237	5.8	$73	2.6	$151	5.8	$264	7.1	$203	6.8
Bolivia	0	0.0	0	0.0	0	0.0	5	0.1	5	0.2
Brazil (1)	1,583	38.9	1,335	48.0	1,289	49.2	1,379	37.0	1,317	44.2
Chile	328	8.1	258	9.3	8	0.3	10	0.3	175	5.9
Colombia	585	14.4	200	7.2	285	10.9	400	10.7	163	5.5
Costa Rica	88	2.2	83	3.0	55	2.1	77	2.1	85	2.9
Dominican Republic	135	3.3	31	1.1	48	1.8	29	0.8	9	0.3
Ecuador	18	0.4	23	0.8	36	1.4	61	1.6	43	1.4
El Salvador	39	1.0	41	1.5	76	2.9	47	1.2	82	2.8
Guatemala	92	2.3	74	2.7	61	2.3	96	2.6	89	3.0
Honduras	38	0.9	23	0.8	45	1.7	49	1.3	36	1.2
Jamaica	64	1.6	31	1.1	15	0.6	77	2.1	49	1.6
Mexico (2)	404	9.9	302	10.9	380	14.5	410	11.0	168	5.6
Nicaragua	0	0.0	1	0.0	4	0.2	13	0.3	10	0.3
Panama	47	1.2	41	1.5	47	1.8	140	3.7	180	6.1
Peru	343	8.4	161	5.8	50	1.9	454	12.2	262	8.8
Trinidad & Tobago	63	1.6	72	2.6	23	0.9	88	2.3	104	3.5
Uruguay	0	0.0	30	1.1	45	1.7	0	0.0	0	0.0
Venezuela	0	0.0	0	0.0	0	0.0	135	3.6	1	0.0
Total	$4,064	100.0	$2,779	100.0	$2,619	100.0	$3,732	100.0	$2,981	100.0

(1)	Includes non-accrual loans in Brazil of $1 million in 2010 and $7 million in 2009.
(2)	Includes non-accrual loans in Mexico of $28 million in 2010 and $44 million in 2009.

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans	2007	% of Total Loans	2006	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,381	34.0	$875	31.5	$577	22.0	$1,491	39.9	$1,167	39.2
State-owned commercial banks	320	7.9	334	12.0	322	12.3	241	6.5	273	9.2
Central banks	0	0.0	0	0.0	25	1.0	0	0.0	0	0.0
Sovereign debt	54	1.3	96	3.4	67	2.6	113	3.0	123	4.1
State-owned exporting organizations	312	7.7	193	7.0	50	1.9	282	7.6	138	4.6
Private middle-market companies (1)	225	5.5	129	4.6	0	0.0	0	0.0	0	0.0
Private corporations (2)	1,772	43.6	1,153	41.5	1,577	60.2	1,605	43.0	1,279	42.9
Total (3)	$4,064	100.0	$2,779	100.0	$2,619	100.0	$3,732	100.0	$2,981	100.0

(1)	60% of loans to private middle-market companies correspond to the industrial sector, 24% of loans correspond to the agricultural sector, and 5% correspond to oil and petroleum and derived products.
(2)
43% of loans to private corporations correspond to the industrial sector, 28% of loans correspond to the agricultural sector, 18% of loans correspond to oil and and petroleum derived products, and 5% of loans correspond to mining sector.

(3)	Includes $29 million and $51 million in non-accrual loans in 2010 and 2009, respectively.

As of December 31, 2010, the Bank’s loan portfolio amounted to $4,064 million, an increase of $1,285 million, or 46%, from 2009 year-end balances. The increase resulted from improved conditions in the financial markets and increased demand for the Bank’s lending products.  As of December 31, 2010, 18% of the Bank’s $2,309 million loan exposure to private corporations, state-owned exporting organizations and middle market – companies was concentrated in the oil & gas industry in countries such as Brazil, Chile, Argentina, Dominican Republic, Trinidad & Tobago, Mexico, Peru, and Venezuela.

Maturities and Sensitivities of the Loan Portfolio

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2010, by type of rate and type of borrower:

	As of December 31, 2010
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years (1)	Total
FIXED RATE
Private sector commercial banks and financial institutions	$784	$0	$0	$784
State-owned commercial banks	316	0	0	316
Sovereign debt	27	8	0	35
State-owned exporting organizations	257	0	0	257
Private middle-market companies	105	13	0	118
Private corporations	473	20	0	493
Sub-total	$1,962	$42	$0	$2,004
FLOATING RATE
Private sector commercial banks and financial institutions	$411	$186	$0	$597
State-owned commercial banks	4	0	0	4
Sovereign debt	12	7	0	19
State-owned exporting organizations	55	0	0	55
Private middle-market companies	61	46	0	106
Private corporations	341	911	27	1,279
Sub-total	$883	$1,150	$27	$2,061
Total	$2,845	$1,192	$27	$4,064
(1)	The Bank’s loan portfolio contains no maturities after eight years.

Contingencies and Other Assets

The Bank’s contingencies and other assets included in the commercial portfolio consist of selected financial instruments with off-balance sheet credit risk, customer liabilities under acceptances, and equity investment.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to lend to a customer.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. As of December 31, 2010, total contingencies and other assets in the commercial portfolio amounted to $382 million (9% of the total commercial portfolio), of which 68% corresponded to letters of credit mainly in Ecuador and Venezuela.  As of December 31, 2009, total contingencies and other assets in the commercial portfolio amounted to $331 million (11% of the total commercial portfolio).  As of December 31, 2008, total contingencies and other assets in the commercial portfolio amounted to $444 (15% of the total commercial portfolio).

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2010		2009		2008
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Customers’ liabilities under acceptances	$27	7.1	$2	0.5	$1	0.3
Contingencies
Brazil	67	17.4	22	6.8	151	34.0
Chile	0	0.0	0	0.0	83	18.8
Colombia	0	0.0	0	0.0	1	0.3
Costa Rica	32	8.4	24	7.3	20	4.4
Dominican Republic	0	0.0	0	0.0	14	3.1
Ecuador	121	31.7	112	33.5	86	19.5
El Salvador	0	0.0	2	0.5	0	0.1
Guatemala	1	0.4	1	0.3	5	1.0
Honduras	0	0.1	0	0.1	0	0.1
Mexico	53	13.8	60	18.0	4	1.0
Panama	1	0.3	0	0.0	15	3.4
Switzerland	1	0.1	0	0.0	0	0.0
Uruguay	0	0.0	16	4.8	0	0.0
Venezuela	78	20.5	92	27.8	62	13.9
Total Contingencies	$355	92.9	$330	99.5	$442	99.7
Total Contingencies and Other Assets	$382	100.0	$331	100.0	$444	100.0

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

As of December 31, 2010, the Bank’s securities available-for-sale amounted to $353 million and consisted of investments with issuers in the Region, of which 63% corresponded to sovereign borrowers and 37% corresponded to state and private corporations.  The $104 million decrease in the securities available-for-sale portfolio during 2010 compared to 2009 reflects the sale of $135 million in nominal value which generated net gains of $2.3 million during 2010.

As of December 31, 2009, the Bank’s securities available-for-sale amounted to $457 million and consisted of investments with issuers in the Region, of which 80% were securities of banks and sovereign borrowers and 20% were securities of corporations.

As of December 31, 2008, the Bank’s securities available-for-sale amounted to $608 million and consisted of investments with issuers in the Region, of which 74% were securities of banks and sovereign borrowers and 26% were securities of corporations.  The year-on-year decrease in the securities available-for-sale portfolio for 2008 and 2009 reflects the sale of $147 million in book value of the securities portfolio, which generated net gains of $0.5 million during 2009.

The held-to-maturity portfolio amounted to $33 million as of December 31, 2010, and $28 million as of December 31, 2008.  As of December 31, 2009 the Bank had no securities held-to-maturity.

See Item 18,  “Financial Statements,”  notes 2 (i) and 5.

As of December 31, 2010, the Bank’s trading assets amounted to $50 million, compared to the same amount as of December 31, 2009, and compared to $45 million as of December 31, 2008.  See Item 18, “Financial Statements”, notes 2(h) and 4.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.
	As of December 31,
	2010	2009	2008
	(in $ millions)
Trading assets - Bonds	$50	$50	$45
Securities held-to-maturity - Bonds	$33	$0	$28
Securities available-for-sale - Bonds	$353	$457	$608
Total investment securities	$437	$507	$681

Investment Fund

The investment fund consists of the Bank’s investment in the Fund’s assets and liabilities and is managed by Bladex Asset Management.

The Fund’s net assets are composed of cash, investment in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets.

The Board of Directors of the Fund controls the exposure of the Fund to certain risks through a risk matrix, which contains guidelines and parameters that the Fund’s managers must follow. Specific risk management guidelines include limitations regarding capital usage and portfolio concentrations.

The Fund’s balance totaled $167 million as of December 31, 2010, compared to $198 million as of December 31, 2009, and compared to $151 million as of December 31, 2008, of which the minority interest in the investment fund amounted to $19 million, $35 million and $5 million, respectively.

Bladex’s ownership of the Feeder was 88.67% as of December 31, 2010, 82.34% as of December 31, 2009, and 96.89% as of December 31, 2008, with the remaining balances owned by third party investors.   See Item 18, “Financial Statements,” notes 1, 2(d), 2(j), 6, and 22.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, trading assets, investment securities, loans and investment fund, but not including contingencies as of December 31 of each year:

	As of December 31,
	2010		2009		2008
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$237	4.6	$73	1.9	$151	3.5
Austria	0	0.0	0	0.0	0	0.0
Brazil	1,676	32.8	1,461	37.4	1,424	32.7
Chile	366	7.2	296	7.6	59	1.4
Colombia	704	13.8	340	8.7	449	10.3
Costa Rica	93	1.8	83	2.1	66	1.5
Dominican Republic	138	2.7	38	1.0	55	1.3
Ecuador	18	0.4	23	0.6	36	0.8
El Salvador	55	1.1	57	1.4	95	2.2
France	11	0.2	20	0.5	24	0.5
Germany	0	0.0	0	0.0	20	0.5
Guatemala	103	2.0	85	2.2	64	1.5
Honduras	38	0.7	23	0.6	45	1.0
Jamaica	64	1.3	31	0.8	15	0.3
Japan	62	1.2	100	2.6	60	1.4
Mexico	455	8.9	359	9.2	472	10.9
Panama	97	1.9	85	2.2	133	3.1
Peru	343	6.7	191	4.9	77	1.8
Spain	0	0.0	0	0.0	40	0.9
Switzerland	32	0.6	22	0.6	22	0.5
Trinidad & Tobago	63	1.2	72	1.8	23	0.5
United Kingdom	1	0.0	20	0.5	54	1.2
United States	297	5.8	239	6.1	633	14.5
Uruguay	0	0.0	30	0.8	45	1.0
Multilateral Organization	65	1.3	50	1.3	34	0.8
Other countries (1)	20	0.4	14	0.3	105	2.4
Sub-Total	$4,938	96.7	$3,711	94.9	$4,201	96.5
Investment fund (2)	167	3.3	198	5.1	151	3.5
Total (3)	$5,105	100.0	$3,909	100.0	$4,351	100.0

(1)
Other consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated.  Other countries in the year 2010 was comprised of $20 million in Finland.  Other Countries in the year 2009 was comprised of $10 million in Portugal, $1 million in Nicaragua and $3 million of cash and due from banks.  Other Countries in the year 2008 was comprised of $40 million in Canada, $20 million in Australia, $20 million in Finland, $10 million in Sweden, $4 million in Nicaragua and $11 million in cash and due from banks.

(2)	The balances in the investment fund represent the participation of the Feeder in the net asset value of the Fund.
(3)	The outstandings by country does not include contingencies. See Item 4, “Business Overview / Contingencies and other assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis.

The composition of the outstandings per country portfolio has remained fairly stable over the 2008 to 2010 period.  Some exposures in certain countries have been adjusted in accordance with the Bank’s risk perception.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements.  See Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources/Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2010	2009	2008
	(in $ million)
Private sector commercial banks and financial institutions	$1,552	$1,172	$1,235
State-owned commercial banks	402	354	362
Central banks	265	178	320
Sovereign debt	301	425	506
State-owned exporting organizations	354	245	132
Private middle-market companies	225	129	0
Private corporations	1,840	1,208	1,645
Sub-Total	$4,938	$3,711	$4,201
Investment fund	167	198	151
Total	$5,105	$3,909	$4,351

Net Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues by country at the dates indicated, with net revenues calculated as the sum of net interest income, net fees and commissions, derivative financial instruments and hedging, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain (loss) on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and other income (expense), net:

	For the year ended December 31,
	2010	2009	2008
	(in $ million)
Argentina	$4.9	$2.0	$6.2
Brazil	28.6	25.9	24.4
Chile	2.9	1.9	1.0
Colombia	5.1	5.8	10.4
Costa Rica	2.0	4.2	1.6
Dominican Republic	1.3	0.7	1.3
Ecuador	4.1	3.0	2.2
El Salvador	0.8	5.4	(3.8)
Guatemala	1.4	8.8	(2.5)
Honduras	1.4	1.1	1.3
Jamaica	1.1	0.6	1.6
Mexico	15.7	16.8	25.1
Panama	1.6	3.3	(1.7)
Peru	5.0	0.5	9.2
Trinidad and Tobago	1.3	1.0	2.0
Uruguay	0.5	1.2	0.8
Venezuela	4.6	2.5	1.8
Other countries(1)	2.0	2.5	(4.5)
Asset Management Unit	(7.7)	22.1	18.1
Total net revenues	$76.8	$109.1	$94.5
Reversal (provision) for credit losses	4.8	(14.8)	1.5
Recoveries, net of impairment of assets	0.2	(0.1)	(0.8)
Operating expenses	(42.1)	(38.2)	(40.0)
Net income	$39.8	$56.0	$55.3
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	0.2
Net income attributable to Bladex	$42.2	$54.9	$55.1
(1) Other consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The previous table provides a reconciliation of the net revenues (as defined previously) to the Bank’s net income. Net revenues do not include the effects of reversals (provisions) for credit losses, recoveries on assets, net of impairments and operating expenses. The objective of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s Commercial Division, Treasury Division and Asset Management Unit, on a by-country basis. Given  that the Bank’s business segments generate revenues not only from net interest income, but from other sources including fees and commissions, gains and losses on investments and derivative financial instruments, which form part of other income rather than net interest income, the Bank adds those amounts to net interest income to show net revenues earned before operating expenses. Reversals (provisions) for credit losses, and recoveries, net of impairment of assets, are not included as part of net revenues as the Bank believes such amounts, which are based on Management estimates, may distort trend analysis. Thus, the Bank believes excluding such amounts from, net revenues provides a more accurate and clear indicator of the Bank’s performance within its three segments for each country, and thus provides a better analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a U.S. GAAP basis. Furthermore, net revenues may be calculated differently by other companies in the financial industry.

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from international banks, the majority of which are European or North American, in making loans and providing fee-generating services. The Bank competes in its lending and deposit - taking activities with other banks and international financial institutions, many of which have greater financial resources, enjoy access to less expensive funding and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

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

Regulation

General

The Superintendency of Banks regulates, supervises and examines the Bank. The New York Agency is regulated, supervised and examined by the New York Banking Department and the Board of Governors of the Federal Reserve System, or the U.S. Federal Reserve Board, and the Florida International Administrative Office is regulated, supervised and examined by the Florida Office of Financial Regulation and the U.S. Federal Reserve Board. The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Feeder and the Fund are regulated by government authorities in the Cayman Islands. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 24 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 24 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department, or the OCC, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency of Banks to the principles of comprehensive and consolidated supervision.

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License, or General License Banks, may engage in all aspects of the banking business in Panama, including taking local and offshore deposits, as well as making local and international loans.

On February 22, 2008, the Panamanian cabinet voted to adopt Decree Law No. 2, which is a revision and restatement of Decree Law No. 9 of February 26, 1998, which previously governed banking institutions.  This new legislation came into effect on August 25, 2008. The Executive Branch merged Decree Law No. 9 of 1998 and all its amendments into one text, which was approved by means of Executive Decree 52 of April 30, 2008, or the Banking Law.

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, they must maintain a minimum total capital of 8% of their total risk-weighted assets, and primary equity capital must be equal to or greater than 4% of the bank’s assets and off-balance sheet operations that represent a contingency to the bank. The Superintendency of Banks is authorized to take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy.  In addition, the Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent.

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

Pursuant to the Banking Law, banks cannot grant loans or issue guarantees or any other obligation, or Credit Facilities, to any one person or group of related persons in excess of twenty-five percent (25%) of the Bank’s total capital. This limitation also extends to Credit Facilities granted to parties related to the ultimate parent of the banking group. However, the Banking Law establishes that, in the case of Credit Facilities granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit is thirty percent (30%) of the bank’s capital funds. As confirmed by the Superintendency of Banks, the Bank currently applies the limit of thirty percent (30%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of financial institutions and the limit of twenty-five percent (25%) of the Bank’s total capital with respect to the Bank’s credit facilities in favor of corporations, middle-market companies and sovereign borrowers.

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

In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must notify the Superintendency of Banks, within the first three months of each fiscal term, the name of the certified public accounting firm that it wishes to contract to carry out the duty of external auditing for the new fiscal term, and (4) a requirement that a bank obtain prior approval from the Superintendency of Banks of the rating agency it wishes to hire to perform the risk rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, and (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer.  The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

The Banking Law regulates banks and the entire “banking group” to which each bank belongs. Banking groups are defined as the holding company and all direct and indirect subsidiaries of the holding company, including the bank in question. Banking groups must comply with audit standards and various limitations set forth in the Banking Law, in addition to all compliance required of the bank in question. The Banking Law provides that banks and banking groups in Panama are subject to inspection by the Superintendency of Banks, which must take place at least once every two years. The Superintendency of Banks is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. Banks are required to file with the Superintendency of Banks weekly, monthly, quarterly and annual information, including financial statements, an analysis of their credit facilities and any other information requested by the Superintendency of Banks. In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency of Banks to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of Panamanian banking laws and regulations. The Superintendency of Banks last inspected the Bank during the months of February through April, 2010, and the results of this inspection were fully satisfactory.

Panamanian Anti-Money Laundering laws and regulations

In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc., or Bladex Holdings, which is not engaged in activities other than owning one wholly owned subsidiary incorporated under the laws of the State of Delaware: Bladex Asset Management, incorporated on May 24, 2006. In February 2007, another wholly-owned subsidiary, Clavex LLC, which was incorporated on June 15, 2006, became non-operative. On October 30, 2006, the Bank established an international administrative office in Miami, Florida, or the Florida International Administrative Office.  On April 16, 2008, Bladex incorporated a direct fifty percent (50%) owned subsidiary in Delaware with the name of BCG PA LLC, which receives the performance allocation of Bladex Capital Growth Fund.

Federal Law

In addition to being subject to New York and Florida state laws and regulations, the New York Agency and the Florida International Administrative Office are subject to federal regulations, primarily under the International Banking Act of 1978, as amended, or IBA, and are subject to examination and supervision by the U.S. Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself. Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the U.S. Federal Reserve Board similar to those imposed on domestic banks that are members of the U.S. Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991, or the FBSEA, amended the IBA to enhance the authority of the U.S. Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA expanded the U.S. Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

In addition, under the FBSEA, state-licensed branches and agencies of foreign banks may not engage in any activity that is not permissible for a “federal branch” (i.e., a branch of a foreign bank licensed by the federal government through the OCC, rather than by a state), unless the U.S. Federal Reserve Board has determined that such activity is consistent with sound banking practices.

The New York Agency does not engage in retail deposit-taking from persons in the United States.  Under the FBSEA, the New York Agency may not obtain Federal Deposit Insurance Corporation, or FDIC, insurance and generally may not accept deposits of less than $100,000, from persons in the United States, but may maintain credit balances incidental to its lawful powers, issue large-denomination obligations ($100,000 or more) to corporations, partnerships and associations, and accept deposits from non-U.S. citizens who are non-U.S. residents but must inform each customer that the deposits are not insured by the FDIC.

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956, or the BHCA, because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLB Act, a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company”.  Bladex filed an application with the U.S. Federal Reserve Board to obtain financial holding company status on January 29, 2008. The U.S. Federal Reserve Board is in the process of evaluating Bladex’s application. At present, Bladex has two wholly-owned subsidiaries in the United States. The first direct subsidiary is Bladex Holdings, a company incorporated under Delaware law that is not engaged in any activity, other than owning Bladex Asset Management, Inc., and Clavex LLC, both Delaware companies. The other subsidiary is BCG PA LLC, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware.

In addition, pursuant to the Financial Services Regulatory Relief Act of 2006, the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Federal Reserve Board finalized Regulation R. Regulation R defines the scope of exceptions provided for in the GLB Act for securities brokerage activities which banks may conduct without registering with the SEC as securities brokers or moving such activities to a broker-dealer affiliate. The “push out” rules exceptions contained in Regulation R enable banks, subject to certain conditions, to continue to conduct securities transactions for customers as part of the bank’s trust and fiduciary, custodial, and deposit “sweep” functions, and to refer customers to a securities broker-dealer pursuant to a networking arrangement with the broker-dealer. The New York Agency is subject to Regulation R with respect to its securities activities.

Section 716 of the Dodd-Frank Act prohibits banks in the United States from obtaining certain federal assistance if the bank is a swap entity.  An exception was provided for FDIC-insured banks but not branches and agencies of foreign banks.

Finally, under the regulations of the Office of Foreign Asset Control, or OFAC, the Bank are required to monitor and block transactions with certain “specially designated nationals” which OFAC has determined pose a risk to U.S. national security.

New York State Law

The New York Agency, established in 1989, is licensed by the Superintendent of Banks of the State of New York, or  the Superintendent, under the New York Banking Law. The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the U.S. Federal Reserve Board. The New York Agency is examined by the New York State Banking Department and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to capital requirements and deposit-taking activities.

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2010, the New York Agency maintained a pledge of $3.0 million, complying with the minimum required amount.

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

Florida Law

The Florida International Administrative Office, established in October 2006, is licensed and supervised by the Florida Office of Financial Regulation under the Florida Financial Institutions Codes. The activities of the Florida International Administrative Office are subject to the restrictions described below as well as to Florida banking laws and regulations that are applicable generally to foreign banks that operate offices in Florida. The Florida International Administrative Office is also subject to regulation by the U.S. Federal Reserve Board under the IBA.

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

Cayman Islands Law

The Feeder and the Fund are exempted companies that were incorporated in the Cayman Islands with limited liability on February 21, 2006 pursuant to the Companies Law (2010 Revision) of the Cayman Islands, or the Companies Law. The registered office of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Section 174 of the Companies Law does not permit the Feeder and the Fund to trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands. This does not prevent the Feeder and the Fund from executing contracts in the Cayman Islands and exercising in the Cayman Islands all of their powers necessary for the carrying on of their business outside the Cayman Islands.

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

D.           Property, Plant and Equipment

The Bank owns its headquarters office, with 6,161 square meters of office space, located at Calle 50 and Aquilino de la Guardia in Panama City, Panama. The Bank leases 11.2 square meters of computer equipment hosting, located at Gavilan Street Balboa in Panama City, Panama and 21.2 square meters of office space and internet access in case of a contingency, located at 75E Street San Francisco, in Panama City, Panama. In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey, Mexico, Buenos Aires, Argentina, Lima, Peru, Bladex Representação Ltda. in Sao Paulo and Porto Alegre, Brazil, its New York Agency and Bladex Asset Management in New York City, New York, and the Florida International Administrative Office in Miami, Florida. See Item 18, “Financial Statements,” notes 2(q), 9 and 19.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.  See Item 18, “Financial Statements.”

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, derivative financial instruments and hedging, recoveries, net of impairment of assets, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, and net gain (loss) on foreign currency exchange, and other income (net). Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees and through loan origination.

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in $ thousand, except per share amounts and percentages)
Total interest income	$119,478	$141,964	$244,243
Total interest expense	44,975	77,212	166,396
Net interest income	74,503	64,752	77,847
Reversal (provision) for loan losses	(9,091)	(18,293)	18,540
Net interest income, after reversal (provision ) for loan losses	65,412	46,459	96,387
Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	13,926	3,463	(16,997)
Fees and commissions, net	10,326	6,733	7,252
Derivative financial instruments and hedging	(1,446)	(2,534)	9,956
Recoveries, net of impairment of assets	233	(120)	(767)
Net gain (loss) from investment fund trading	(7,995)	24,997	21,357
Net gain (loss) from trading securities	(3,603)	13,113	(20,998)
Net gain on sale of securities available-for-sale	2,346	546	67
Gain (loss) on foreign currency exchange	1,870	613	(1,596)
Other income (expense), net	833	912	656
Net other income (expense)	16,490	47,723	(1,070)
Total operating expenses	(42,081)	(38,202)	(39,990)
Net income	39,821	55,980	55,327
Net income (loss) attributable to the redeemable noncontrolling interest	(2,423)	1,118	208
Net income attributable to Bladex	$42,244	$54,862	$55,119
Basic earnings per share	$1.15	$1.50	$1.51
Diluted earnings per share	$1.15	$1.50	$1.51
Return on average assets	0.97%	1.38%	1.09%
Return on average stockholders’ equity	6.21%	8.60%	8.99%

Business Segment Analysis

For further information on net income by business segment, see Item 18, “Financial Statements,” note 25.

The Commercial Division

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities.  The division’s portfolio includes loan portfolio and contingencies and other assets.  The Commercial Division’s net income, which includes net interest income from loans, fees and commissions, allocated operating expenses, the reversal (provision) for credit losses, and any impairment on assets, net of recoveries.

The Commercial Division’s net income amounted to $56.8 million for the year ended December 31, 2010, compared to $34.8 million for the year ended December 31, 2009.  The $22.0 million or 63% net increase during the year was primarily due to (i) a $19.6 million positive variation in reversal (provisions) for credit losses, due to an increase in the loan portfolio which was partially mitigated by an improvement of the risk profile of the Region, (ii) a $5.4 million increase in net interest income mostly attributable to the income effects of an increase in average loan portfolio balances of 27%, (iii) a $3.2 million increase in commissions and fees from loan commitments and letters of credit, and (iv) a $6.5 million increase in operating expenses as the Commercial Division expanded its sales force and local presence in various markets.

The Commercial Division’s portfolio balance amounted to $4,446 million as of December 31, 2010, compared to $3,110 million as of December 31, 2009.  The 43% portfolio increase in 2010 compared to 2009 was attributable to increased demand from the Bank’s established client base of corporations and financial institutions, in addition to the Bank’s continued business expansion into the middle-market segment continued.  In 2010, the Bank disbursed $5.5 billion in new loans, an increase of $2.2 billion, or 66% compared to the year 2009.  Of these disbursements during 2010, $326 million in loans were made to the middle-market companies.  Credit quality improved, with non-accruing portfolio amounting to $29.0 million as of December 31, 2010 compared to $50.5 million as of December 31, 2009.

Net interest income amounted to $72 million during 2010 an increase of $5 million, or 8% over 2009 as a result of increased average balances of Commercial Division’s loan portfolio, which increased by $700 million during 2010, or 27%.  The loan portfolio growth offset the 127 bps decrease in lending rates mainly attributable to lower market interest rates.

The Commercial Division’s net income was $34.8 million in 2009, compared to a net income of $59.1 million in 2008.  This $24.3 million decrease was due to a $1.1 billion, or a 30%, decrease in the average loan portfolio and a 188 bps decrease in this portfolio’s average LIBOR rate, partially offset by a 94 bps increase in average lending spreads. The lower average volumes in the commercial portfolio resulted from the Bank’s decision, in late 2008, to slow its lending activities in line with the adverse economic environment, collecting maturities in vulnerable sectors, building liquidity balances, and responding to a decrease in funding sources.

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

The Treasury Division reported a net loss of $4.9 million for the year ended December 31, 2010, compared to a net income of $6.1 million for the year ended December 31, 2009.  The 2010 results were mainly driven by a $3.6 million loss from trading securities, compared to a gain of $13.1 million in the year 2009.  The $11.0 million decrease from 2009 to 2010 was primarily driven by trading portfolio valuations, as increases in securities valuations were more than offset by the diminished valuations of associated trading derivatives.  This offset the $2.3 million gain on sale of securities available – for - sale during the year 2010 compared to a gain on sale of securities available-for-sale of $0.5 million in the year 2009.

Liquidity balance as of December 31, 2010 amounted to $421 million, compared to $402 million as of December 31, 2009, representing 8.2% of total assets and 23.1% of liability deposits, compared to 10.4% and 32.0%, respectively, as of December 31, 2009.  Deposit balances increased $565 million or 45% to $1,821 million as of December 31, 2010 compared to December 31, 2009.

Funding costs continued to improve as weighted average funding cost for the year ended December 31, 2010 amounted to 1.26%, a decrease of 112 bps, or 47% compared to 2.38% for the year ended December 31, 2009, as a result of improvement in funding costs of short term borrowings.  Borrowings and securities sold under repurchase agreements balances increased 36% during 2010 to $2,435 million as of December 31, 2010.

The Treasury Division recorded net income of $6.1 million for the year ended December 31, 2009, compared to a net loss of $16.3 million for the year ended December 31, 2008. This $22.4 million, or 137%, increase was mainly attributable to $13.1 million in gains from trading securities, compared to $20.9 million in losses from trading in 2008.

The Asset Management Unit

The Asset Management Unit is responsible for the Bank’s asset management activities. The Asset Management Unit’s net income attributable to Bladex includes net interest and fee income from the investment fund, gains from investment fund trading, related other income (loss), direct and allocated operating expenses, net of net income attributable to the redeemable non-controlling interest.

During 2010, the Asset Management Unit reported a net loss of $9.7 million, compared to a net income of $14.1 million in 2009.  The $23.8 million year-over-year decrease was mainly due to the combined effects of: (i) a $32.7 million decrease in non-interest operating income attributable to the absence of the significant trading gains attained during 2009, and to the impact of trading losses experienced primarily during the second quarter of 2010, (ii) a $3.1 million positive variance in net interest income, and (iii) a $2.3 million decrease in operating expenses as a result of lower variable compensation tied to the performance of the Investment Fund.  Third party participation in the Fund dropped to 11.3% as of December 31, 2010 from 17.6% as of December 31, 2009, and 3.1% as of December 31, 2008.

The Asset Management Unit has reviewed the Fund’s risk parameters with a goal of reducing volatility.  The Bank has determined to gradually reduce its exposure to the Fund to its original $100 million investment, freeing close to $50 million to be used to fund more fee generating activities.  During 2010, the Bank redeemed $6.0 million from its investment in the Fund.

As of December 31, 2010, the Fund’s net assets totaled $167 million.

For the year ended December 31, 2009, net income of the Asset Management Unit amounted $14.1 million, compared to $12.3 million for the year ended December 31, 2008. This $1.8 million, or 15% increase in net income attributable to Bladex was mainly due to the combined effect of a $4.1 million increase in non-interest operating income attributed to increased gains from investment fund trading, partially offset by a $1.2 million increase in operating expenses, mainly related to an increase in performance-based expenses and by a $0.9 million increase in net income attributable to the redeemable noncontrolling interest.

As of December 31, 2009, the Fund’s net assets totaled $198 million.

Net Income attributable to Bladex

Net income attributable to Bladex for 2010 was $42.2 million, compared to $54.9 million in 2009.  The 2010 results were mostly driven by the Commercial Division’s net income of $56.8 million, offset by net losses of $9.7 million and $4.9 million in the Asset Management Unit and Treasury Division, respectively.

The Bank’s 2010 results reflect the Bank’s capacity to leverage the trade flows that the Region has been recovering, to expand its operations and grow its core business through higher average credit volumes and higher fee income, strengthening even further its critical role in financial relations between Latin America and the international markets.

For the year ended December 31, 2009, net income attributable to Bladex was $54.9 million, decreasing from $55.1 million for the year ended December 31, 2008. The 2009 results were driven by $34.8 million in net income in the Commercial Division, $14.1 million in net income attributable to Bladex in the Asset Management Division, and $6.1 million in net income in the Treasury Division, compared to a net income of $59 million in the Commercial Division, a net income of $12 million in the Asset Management Unit, and a net loss of $16 million in the Treasury Division in 2008.  The 2009 results, when compared to 2008, reflect lower average credit volumes and lower average market interest rates during an extremely difficult global market environment, partially offset by higher lending spreads.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in $ million, except percentages)
Net interest income
Commercial Division	$71.6	$66.2	$78.1
Treasury Division	3.2	2.0	3.0
Asset Management Unit	(0.3)	(3.4)	(3.2)
Consolidated	$74.5	$64.8	$77.9
Net interest margin	1.70%	1.62%	1.55%
Net interest spread	1.43%	1.12%	0.98%

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

	Fort he Year ended December 31,
	2010			2009			2008
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-earning deposits with banks	$384	$1	0.22%	$592	$1	0.21%	$414	$8	1.80%
Loans, net of unearned income & deferred loan fees	3,243	102	3.09%	2,569	113	4.36%	3,718	200	5.29%
Non-accrual loans	44	3	7.55%	17	1	4.92%	0	0	n.m. (*)
Trading assets	51	3	6.11%	102	7	6.95%	0	1	n.m. (*)
Investment securities(1)	468	8	1.79%	546	17	3.15%	756	32	4.23%
Investment fund	190	2	1.14%	172	2	1.01%	138	3	2.49%
Total interest-earning assets	$4,378	$119	2.69%	$3,998	$142	3.50%	$5,025	$244	4.78%
Non-interest-earning assets	42			46			93
Allowance for loan losses	(75)			(79)			(70)
Other assets	12			9			15
Total Assets	$4,357			$3,975			$5,064
Interest-Bearing Liabilities
Deposits	$1,555	$9	0.54%	$1,218	$11	0.93%	$1,500	$44	2.91%
Trading liabilities	4	0	n.m. (*)	9	0	n.m. (*)	0	0	n.m (*)
Investment fund	0	1	n.m. (*)	0	2	n.m. (*)	0	2	n.m (*)
Securities sold under repurchase agreements	179	1	0.79%	263	6	2.24%	540	17	3.09%
Short-term borrowings	545	7	1.19%	501	18	3.50%	1,089	46	4.18%
Borrowings and long-term debt	1,241	27	2.18%	1,208	40	3.24%	1,182	56	4.70%
Total interest-bearing liabilities	$3,524	$45	1.26%	$3,199	$77	2.38%	$4,310	$166	3.80%
Non-interest bearing liabilities and other liabilities	$119			$122			$137
Total Liabilities	$3,643			$3,321			$4,448
Redeemable noncontrolling interest in the investment fund	34			16			3
Stockholders’ equity	681			638			613
Total Liabilities and Stockholders’ Equity	$4,357			$3,975			$5,064
Net interest spread			1.43%			1.12%			0.98%
Net interest income and net interest margin		$75	1.70%		$65	1.62%		$78	1.55%

(*)    “n.m.” means not meaningful.
(1)	The average yield of the investment securities portfolio using cost-based average balances, would have been 2.02%, 3.46%, and 4.55% for 2010, 2009, and 2008, respectively.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates accrued on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2010 compared to 2009 and for 2009 compared to 2008. Volume and rate variances have been calculated based on on daily movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2010 vs. 2009			2009 vs. 2008
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$(453)	$32	$(421)	$368	$(6,681)	$(6,313)
Loans, net	21,017	(32,996)	(11,979)	(50,992)	(35,573)	(86,565)
Non-accrual loans	2,036	452	2,488	847	0	847
Trading assets	(3,162)	(863)	(4,025)	7,157	(647)	6,510
Investment securities	(1,425)	(7,559)	(8,984)	(6,733)	(8,301)	(15,034)
Investment fund	201	234	435	351	(2,073)	(1,723)
Total increase (decrease)	$18,214	$(40,700)	$(22,486)	$(49,003)	$(53,276)	$(102,279)
Increase (decrease) in interest expense
Deposits	$1,853	(4,816)	(2,963)	$(2,724)	$(30,148)	$(32,871)
Trading liabilities	0	0	0	0	0	0
Investment fund	(7)	(1,355)	(1,362)	318	(289)	29
Securities sold under repurchase agreement and Short-term borrowings	(438)	(12,936)	(13,374)	(24,351)	(17,482)	(41,833)
Borrowings and long-term debt	714	(15,253)	(14,539)	853	(15,361)	(14,509)
Total increase (decrease)	$2,123	(34,359)	(32,237)	$(25,904)	$(63,280)	$(89,184)
Increase (decrease) in net interest income	$16,091	$(6,340)	$9,751	$(23,099)	$10,004	$(13,095)

(*)
Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield.  Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2010 vs. 2009

The $9.7 million, or 15% increase in net interest income for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily reflects:

i.
Higher average interest-earning assets balances, primarily average loan portfolio balances, which increased by $700 million, or 27%, from $3.2 billion in 2009 to $2.6 billion in 2010, resulted in a $18.2 million overall increase in interest income, partially offset by, $2.1 million increase in interest expense associated with an increase in average interest-bearing liability balances.  The effect of higher average volumes in interest-earning assets and interest-bearing liabities was a $16.1 million net increase in net interest income.

ii.
Lower average interbank market rates for the Bank’s assets and liabilities, resulted in a $6.3 million decrease in net interest income during 2010 due to rate variances, as the average yield paid on interest-bearing liabilities decreased 112 bps to 1.26% in 2010 (from 2.38% in 2009), while the average yield on interest-earning assets decreased by 81 bps, to 2.69% in 2010 (from 3.50% in 2009), both effects were mostly attributable to lower interbank market rates.

Net interest margin was 1.70% in 2010 compared to 1.62% in 2009 as the Bank (i) reduced its average liquidity balance throughout the year at a minimal return, and replaced it with more profitable lending balances, and (ii) increased its average deposit balances bearing lower cost of funds, than that of its borrowings and debt, which average balances decreased for the year.

2009 vs. 2008

The $13.1 million, or 17% decrease in net interest income for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily reflects:

i.
Lower average volumes in the loan and investment securities portfolio, which decreased by $1.2 billion, or 28%, from $4.4 billion in 2008 to $3.2 billion in 2009, and resulted in a $49.0 million decrease in interest income, partly offset by a $25.9 million decrease in interest expense due to an overall decrease of $1.1 billion, or 37%, in average short-term liabilities (deposits, securities sold under repurchase agreements and short-term borrowings), from $3.1 billion in 2008 to $2.0 billion in 2009.  The net effect of lower average volumes in interest-earning assets and interest-bearing liabilities was a $23 million decrease in net interest income, and was the result of the deteriorating global economic environment, which led the Bank to collect loans in vulnerable sectors, allowing it to build levels of liquidity and respond to tighter funding sources in anticipation of worsening economic conditions.  Through this course of action, the Bank was able to largely offset the negative effect of decline in client deposits and decreases in interbank funding lines; and

ii.
Lower average interbank market rates for the Bank’s assets and liabilities, which resulted in a $10.0 million increase in net interest income due to rate variances, as the rates for liabilities decreased at a higher pace than the rates for assets.  The average yield paid on interest-bearing liabilities decreased by 142 bps to 2.38% in 2009 (from 3.80% in 2008), mainly due to lower interbank market rates, while the average yield on interest-earning assets decreased by 128 bps, to 3.50% in 2009 (from 4.78% in 2008), also attributable to lower interbank market rates, the effects of which were partially offset by higher lending credit spreads in the Bank’s loan portfolio.

Net interest margin was 1.62% in 2009 compared to 1.55% in 2008.  The 7 bps increase in net interest margin during 2009, compared to 2008, was mainly attributable to higher average lending spreads (net interest spread in the loan portfolio increased by 48 basis points), given the disproportionate decreases in interest rates for assets versus liabilities, partially offset by the cost of maintaining a higher average liquidity balance throughout the year at a minimal yield.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2010	2009	2008
	(in $ million)
Brazil specific reserve reversals (provisions)	2.1	(2.4)	0.0
Mexico specific reserve reversals (provisions)	(2.3)	(12.0)	0.0
Total specific reserve reversals (provisions)	(0.3)	(14.4)	0.0
Generic reserve reversals (provisions) - due to changes in credit portfolio composition and risk levels	(8.8)	(3.9)	18.5
Total generic reserve reversals (provisions)	(8.8)	(3.9)	18.5
Total reversals (provisions) of allowance for loan losses	$(9.1)	$(18.3)	$18.5

As of December 31, 2010, the Bank had $29.0 million in non-accruing loans, all of which correspond to impaired loans for which specific reserves of $11.5 million have been allocated.

As of December 31, 2009, the Bank had $50.5 million in non-accruing loans.  Based on analysis of these loans, the Bank has identified impaired loans of $35.8 million for which specific reserves of $14.4 million have been allocated.  The remaining of the non-accrual portfolio, of $14.8 million, does not present impairment; therefore, no additional specific reserves have been recorded.

During 2008 and 2007, the Bank did not have any impaired or non-accrual loans outstanding.

During 2010, the Bank reverse $0.8 million in specific provisions assigned to the impaired portfolio.

During 2009, and 2008, there were no reversals of specific provisions for loan losses related to the impaired and restructured portfolio.

The $9.1 million provision for loan losses in 2010 was primarily due to an increase in the loan portfolio which was partially mitigated by an improvement of the risk profile of the Region.

The $18.3 million provision for loan losses in 2009 was the result of: (i) a $14.4 million specific reserves provision assigned to non-accruing loans, and (ii) a $3.9 million increase in generic provision for loan losses, as a reflection of higher loan balances.

The Bank’s $18.5 million reversal of provision for loan losses in 2008 was due to lower generic provisions as a result of decreased loan balances.

The Bank’s loan loss reserve coverage was 1.9% as of December 31, 2010, a decrease from 2.7% as December 31, 2009, and from decrease of 2.1% as December 31, 2008.  The decrease in the loan loss reserve coverage reflects the impact of decreased risk levels in the Region on the Bank’s reserve model.

The following table summarizes information regarding non-accruing loans, and interest amounts on non-accruing loans:

	For the year ended December 31,
	2010	2009	2008
	(in $ thousands)
Loans in non-accrual status
Private corporations	$28,000	$39,000	$0
Private middle-market companies	1,002	11,534	0
Total loans in non-accrual status	$29,002	$50,534	$0

Foregone interest revenue at beginning of the year	$928	$0	$0
Interest which would have been recorded if the loans had not been in a non-accrual status	3,403	1,775	0
Interest income collected on non-accruing loans	(3,335)	(847)	0
Foregone interest revenue at end of the year	$996	$928	$0

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” note 7.

Reversal (Provision) for Losses on Off-Balance Sheet Credit Risk

The $13.9 million reversal of provision for losses on off-balance sheet credit risk in 2010 was primarily the net result of due to changes in volume, composition, and improvement of the risk profile of the portfolio, together with the purchase of international insurance to mitigate exposures on the off-balance sheet credit risk portfolio.

The $3.5 million reversal of provision for losses on off-balance sheet credit risk in 2009 was primarily due to lower off-balance sheet balances in the commercial portfolio (acceptances and contingencies), and the impact on the Bank’s reserve model of prudent off-balance sheet portfolio management considering risk levels in the Region.

The $17.0 million provision for losses on off-balance sheet credit risk in 2008 was due to the impact of increased risk levels in the Region on the Bank’s generic reserve model.

The off-balance sheet reserve coverage decreased to 3.5% as of December 31, 2010, compared to 8.2% as of December 31, 2009, and compared to 6.9% as of December 31, 2008.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8.

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmations, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2010	2009	2008
		(in $ thousand)
Letters of credit	$8,314	$4,973	$4,725
Guarantees	158	1,017	1,108
Loan Commitments	1,195	224	584
Third party investors (Bladex Asset Management)	516	281	(8)
Other(1)	143	239	844
Fees and commissions, net	$10,326	$6,733	$7,252

(1) Net of commission expense.

The $3.6 million or 53% increase in 2010 mainly reflects increased commission income from the  letter of credit business, as a result of higher volumes of letters of credit in a more favorable economic environment.

The $0.5 million decrease in fees and commissions during 2009 compared to 2008 mostly reflects lower loan commissions from reduced average loan and letter of credit balances, reflecting credit risk and demand considerations in the first half of 2009.

For more information, see Item 18, “Financial Statements,” notes 2(p).

Derivative Financial Instruments and Hedging

In 2010, 2009 and 2008, the Bank recorded a net loss of $1.4 million, a net loss of $2.5 million and a gain of $10.0 million, respectively, in derivative financial instruments and hedging. These results reflect the effect of recording the effectiveness (ineffectiveness) on hedging relationships and the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes, which had a liability balance as of December 31, 2010.  The fair value of these cross currency swaps improved during 2010 and 2009 and, as a consequence, the credit risk discount decreased when valuing these derivative instruments.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(u) and 20.

Net Gain (Loss) from Investment Fund Trading

The Bank recorded net loss of $8.0 million from investment fund trading in 2010, compared to net gains of $25.0 million in 2009, and net gains of $21.4 million in 2008 related to the performance of the trading activities of the Fund.

For additional information, see Item 18, “Financial Statements,” notes 6 and 22.

Net Gain (Loss) from Trading Securities

The Bank recorded a $3.6 million loss from trading securities in 2010, compared to $13.1 million gain in 2009, and compared to $21.0 million loss in 2008.  The $3.6 million loss in 2010 was due to the increases in securities valuations which were more than offset by the diminished valuations of trading derivatives that were previously designated as fair value interest rate hedges.

The $13.1 million gain in 2009 was due to the appreciation in mark-to-market of the trading securities portfolio in 2009, which is composed of all the securities that were sold in 2008 under repo agreements accounted for as sales.

The $21.0 million loss in 2008 was mainly due to the effect of mark-to-market on such securities and the impact of classifying certain securities financings (repos) as outright sales in 2008, as required by U.S. GAAP, and changes in the fair value of financial instruments transferred under repurchase agreements.

For additional information, see Item 18, “Financial Statements,” notes 4 and 12.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on sale of securities available-for-sale in 2010 was $2.3 million, compared to $0.5 million in 2009 and compared to $0.1 million in 2008.  Detail of the net gains is as follows:

	For the year ended December 31,
	2010	2009	2008(1)
	(in $ millions)
Nominal amount	$135.0	$137.0	$249.2
Amortized cost	$(151.3)	$(146.5)	$(271.0)
Proceeds	167.2	150.6	229.9
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	(13.6)	(3.6)	(2.4)
Forward repurchase agreements	0.0	0.0	43.6
Total net gain on sale of securities available-for-sale	$2.3	$0.5	$0.1

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

For additional information, see Item 18, “Financial Statements,” notes 5 and 12.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2010	2009	2008
	(in $ thousand)
Salaries and other employee expenses	$23,499	$20,201	$20,227
Depreciation, amortization and impairment of premises and equipment.	2,510	2,671	3,720
Professional services	4,945	3,262	3,765
Maintenance and repairs	1,616	1,125	1,357
Expenses from the investment fund	890	3,520	2,065
Other operating expenses	8,621	7,423	8,856
Total operating expenses	$42,081	$38,202	$39,990

The $3.9 million or 10.2%, increase in operating expenses for the year ended December 31, 2010 compared to the year ended December 31, 2009 is attributable to:  The net effect of higher salary and other employee expenses associated with higher average headcount and professional fees associated with the support of the expansion of the Commercial Division and the expansion in risk management as well as capital market issuance programs; partially offset by lower performance – related expenses from the Fund.

The $1.8 million, or 4.5%, decrease in operating expenses for the year ended December 31, 2009 compared to the year ended December 31, 2008 was mainly due to:

•	The effect of cost-cutting measures that resulted in lower overall operating expenses as average business volumes declined during 2009; and
•	a $1 million write-off of an information technology application in 2008; offset by
•	a $1 million increase in expenses attributable to general growth and better results in the Fund, mainly related to increased performance-based expenses.

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:

	As of December 31,
	2010	2009	2008
	(in $ thousand)
Assets
Cash and due from banks	$5,570	$2,961	$11,474
Interest-bearing deposits in banks	431,144	421,595	889,119
Trading assets	50,412	50,277	44,939
Securities available-for-sale	353,250	456,984	607,918
Securities held-to-maturity	33,181	0	28,410
Investment fund	167,291	197,575	150,695
Loans	4,064,332	2,779,262	2,618,643
Less:
Allowance for loan losses	(78,615)	(73,789)	(54,648)
Unearned income and deferred fees	(4,389)	(3,989)	(4,689)
Loans, net	3,981,328	2,701,484	2,559,306
Customers’ liabilities under acceptances	27,213	1,551	1,375
Accrued interest receivable	31,110	25,561	46,319
Premises and equipment, net	6,532	7,749	7,970
Derivative financial instruments used for hedging - receivable	2,103	828	7,777
Other assets	10,953	12,206	7,376
Total Assets	$5,100,087	$3,878,771	$4,362,678
Liabilities and Stockholders’ Equity
Deposits	$1,820,925	$1,256,246	$1,169,048
Trading liabilities	3,938	3,152	14,157
Securities sold under repurchase agreements	264,927	71,332	474,174
Short-term borrowings	1,095,400	327,800	738,747
Acceptances outstanding	27,213	1,551	1,375
Accrued interest payable	10,084	11,291	32,956
Borrowings and long-term debt	1,075,140	1,390,387	1,204,952
Derivative financial instruments used for hedging - payable	53,029	65,137	91,897
Reserve for losses on off-balance sheet credit risk	13,335	27,261	30,724
Other liabilities	20,096	14,077	25,635
Total Liabilities	$4,384,087	3,168,234	3,783,665
Redeemable noncontrolling interest in the investment fund	18,950	34,900	4,689
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	133,815	134,820	135,577
Capital reserves	95,210	95,210	95,210
Retained earnings	320,153	301,389	268,435
Accumulated other comprehensive loss	(6,441)	(6,160)	(72,115)
Treasury stock	(125,667)	(129,602)	(132,763)
Total Stockholders’ Equity	697,050	675,637	574,324
Total Liabilities and Stockholders’ Equity	$5,100,087	$3,878,771	$4,362,678

2010 vs. 2009

During 2010, total assets increased by $1,221 million, or 31%, strengthened by a 46%, or $1,285 million increase in the Bank’s loan portfolio during the same period as a result of solid growth in the commercial activity of the Bank as a result of strong recovery in Latin American economy and increased trade flows in the Region.  As of December 31, 2010, the Bank’s loan portfolio amounted to $4,064 million, and had an average maturity term of 389 days, with 70% of the portfolio scheduled to mature within one year. 56% of the loan portfolio was trade related in nature and 44% constituted non-trade loans mainly extended to private banks and private corporations.

The increase in assets during 2010 was offset by a $104 million decrease in the securities available-for-sale portfolio, mainly resulting from the sale of securities available-for-sale for a nominal amount of $135 million (carrying value of $151 million).

As of December 31, 2010, the Bank’s liquidity amounted to $421 million, compared to $402 million as of December 31, 2009.

The increase in assets in 2010 was accompanied by a $1,216 million increase in liabilities, especially in deposits, securities sold under repurchase agreements and short term borrowing ($1,526 million), offset by a $315 million decrease in borrowings and long-term debt as a result of increased liquidity levels in international markets, more demand from credit, and more confidence from the Bank’s international correspondent banks.

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

As of December 31, 2009, the Bank’s liquidity amounted to $402 million, and compared to $826 million as of December 31, 2008.

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

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders. A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention
Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard
Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful
Clients whose operating cash flow continuously shows inability to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable
Clients with operating cash flow that does not cover their costs, are in suspension of payments, or will likely have difficulties in fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

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

The Bank identifies as delinquent those loans where no principal and/or interest payment has been received for 30 days after such payments were due.  The outstanding balance of a loan is considered past due when the total principal balance of a single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodic payment has been received for a period of 90 days after the agreed-upon date.   Loans are placed on a cash basis (non-accrual) when interest or principal is overdue for 90 days or more, or before if the Bank’s management believes there is uncertainty with respect to the ultimate collection of principal or interest.

Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:
	As of December 31,
	2010	2009	2008	2007	2006
	(in $ million, except percentages)
Impaired loans	$29	$36	$0	$0	$0
Allocation from the allowance for loan losses	12	14	0	0	0
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.7%	1.3%	0.0%	0.0%	0.0%
Impaired contingencies	$0	$0	$0	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	0
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities(1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio(3)	0.6%	1.0%	0.0%	0.0%	0.0%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, covers the credit risk on loans and contingencies.  The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses.  Additions to the allowance for credit losses are made by creating a provision against earnings.  Credit losses are deducted from the allowance, and subsequent recoveries are added.  The allowance is also decreased by reversals of the allowance back to earnings.  The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as letters of credit and guarantees, is reported as a liability.

The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit.  The formula-based component is applied to the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment.  The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default.  The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases.  The loss given default is based on Bladex’s historical losses experience and best practices.

The reserve balances for estimating generic allowances, is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.
Reserves = S(E x PD x LGD)
where:
a)	Exposure (E) (*) = the total accounting balance (on- and off-balance sheet) at the end of the period under review.
b)
Probabilities of Default (PD) = one-year probability of default applied to the portfolio.  Default rates are based on the Bank’s historical portfolio performance per rating category,  complemented by Standard & Poor’s, or S&P’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.

c)
Loss Given Default (LGD) = a factor utilized, based on historical information and best practices in the banking industry.  Management applies judgment for imprecision and uncertainty and historical loss experience.

Management may also apply judgment to capture elements of a prospective nature or loss expectations based on risks identified in the environment that are not necessarily included in the historical data.

For additional information regarding allowance for credit losses, see Item 18, “Financial Statements,” notes 2(n) and 8.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total commercial portfolio outstanding as of December 31 of each year:

	As of December 31,
	2010	2009	2008	2007	2006
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses
Balance at beginning of the year	$74	$55	$70	$51	$39
Provision (reversal)	9	18	(19)	12	12
Recoveries	1	1	4	6	0
Loans charged-off	(5)	(0)	0	0	0
Balance at the end of the year	79	74	55	70	51

Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	27	31	14	27	52
Provision (reversal)	(14)	(3)	17	(13)	(25)
Balance at end of the year	13	27	31	14	27

Total allowance for credit losses	$92	$101	$85	$83	$78
Allowance for credit losses to total commercial portfolio	2.1%	3.2%	2.8%	1.9%	2.2%
Net charge offs to average loans outstanding	0.1%	0.0%	0.0%	0.0%	0.0%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2010		2009		2008
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$28	35.1	$14	18.4	$25	46.3
Brazil	13	15.9	17	23.5	5	8.8
Chile	1	1.1	2	2.2	0	0.1
Colombia	5	5.8	3	4.0	2	4.2
Costa Rica	2	3.0	4	4.8	0	0.6
Dominican Republic	5	6.9	2	2.7	0	0.4
Ecuador	2	2.7	4	5.1	11	20.3
El Salvador	1	1.3	2	2.3	1	1.1
Guatemala	1	1.4	1	1.9	1	0.9
Honduras	2	1.9	1	2.0	3	5.3
Jamaica	3	3.2	2	2.6	1	1.7
Mexico	14	18.0	19	25.1	4	6.8
Peru	2	3.1	2	2.5	0	0.2
Uruguay	0	0.0	1	1.7	0	0.9
Other	0	0.6	1	1.1	1	2.5
Total Allowance for loan losses	$79	100.0	$74	100.0	$55	100.0

Reserve for losses on off-balance sheet credit risk
Brazil	$0	1.3	$0	0.3	$1	1.8
Chile	0	0.0	0	0.0	0	0.1
Costa Rica	1	6.4	1	3.8	0	0.3
Dominican Republic	0	0.0	0	0.3	0	0.2
Ecuador	10	72.5	21	75.8	26	85.5
El Salvador	0	0.0	0	0.3	0	0.0
Guatemala	0	0.3	0	0.1	0	0.0
Honduras	0	0.1	0	0.1	0	0.1
Mexico	0	1.4	0	1.6	0	0.1
Uruguay	0	0.0	1	2.4	0	0.0
Venezuela	2	18.0	4	15.3	4	11.6
Other	0	0.0	0	0.0	0	0.5
Total Reserve for losses on off-balance sheet credit risk	$13	100.0	$27	100.0	$31	100.0

Allowance for credit losses
Argentina	$28	30.0	$14	13.4	$25	29.7
Brazil	13	13.8	17	17.3	5	6.2
Chile	1	0.9	2	1.6	0	0.1
Colombia	5	5.0	3	2.9	2	2.7
Costa Rica	3	3.5	5	4.5	0	0.5
Dominican Republic	5	5.9	2	2.1	0	0.3
Ecuador	12	12.8	24	24.2	37	43.8
El Salvador	1	1.1	2	1.8	1	0.7
Guatemala	1	1.2	1	1.4	1	0.6
Honduras	2	1.7	2	1.5	3	3.4
Jamaica	3	2.7	2	1.9	1	1.1
Mexico	14	15.6	19	18.8	4	4.3
Peru	2	2.7	2	1.8	0	0.1
Uruguay	0	0.0	2	1.9	0	0.5
Venezuela	2	2.6	4	4.1	4	4.2
Other (1)	0	0.5	1	0.8	1	1.7
Total Allowance for credit losses	$92	100.0	$101	100.0	$85	100.0

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for credit losses outstanding did not exceed $1 million as of December 31, 2010.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower as of December 31 of each year:

	As of December 31,
	2010		2009		2008
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$15	15.5	$14	13.7	$11	12.3
State-owned commercial banks	7	7.1	10	10.0	3	3.7
Central banks	9	9.9	20	20.3	27	32.0
Sovereign debt	0	0.4	1	1.1	1	0.8
State-owned exporting organization	5	5.7	5	5.0	1	1.0
Private middle - market companies	5	8.8	7	7.3	0	0.0
Private corporations	50	52.5	43	42.6	43	50.1
Total	$92	100.0	$101	100.0	$85	100.0

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in $ million, except percentages)

Brazil	2	40.5	0	0.0	0	0.0	0	0.0	0	0.0
Mexico	3	59.5	0	0.0	0	0.0	0	0.0	0	0.0
Total	$5	100.0	$0	0.0	$0	0.0	$0	0.0	$0	0.0

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

The Bank’s critical accounting estimates include assessments of allowances for fair value of certain financial instruments, credit losses, and impairment of securities available-for-sale and held-to-maturity.  For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements,”  note 2.

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

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement.  The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.  When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Additionally, as of December 31, 2010, 11% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 3% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

Derivative financial instruments

Derivative instruments are recorded at their nominal amount, or notional amount in memorandum accounts. The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments, or CVA, which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate, or LIBOR, interest rate curves.  Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both counterparty credit risk and the Company’s own credit risk in the valuation.

The Bank’s CVA methodology comprises two steps. First, the exposure profile for each counterparty is determined using the terms of all individual derivative positions and a quantitative analysis to generate a series of expected cash flows at future points in time. This process identifies specific, point in time future cash flows that are subject to nonperformance risk. Second, market-based views of default probabilities derived from observed credit spreads in the credit default swap, or CDS, market are applied to the expected future cash flows determined in step one. Own-credit CVA is determined using a fair value curve consistent with the Bank’s credit rating. Generally, counterparty CVA is determined using CDS spread indices for each credit rating and tenor. For certain identified facilities where individual analysis is practicable, counterparty-specific CDS spreads are used. The CVA adjustment is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the credit valuation adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of Bladex or its counterparties, or changes in credit mitigants (collateral and netting agreements) associated with the derivative instruments or due to the anticipated termination of the transactions. See Item 18, “Financial Statements,” note 20.

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

Allowance for Credit Losses

The classification of the Bank’s credit portfolio for allowances for credit losses under U.S. GAAP is determined by risk management and approved by the Credit Policy and Risk Assessment Committee, or CPER, of the Bank’s Board through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s Management considers its allowances for credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains reserves for the probable credit losses related to the Bank’s off-balance sheet exposures. See Item 18, “Financial Statements,” note 2(n).

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

See Item 18, “Financial Statements,” note 2(i).

Recently issued accounting standards

During 2010, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect; or if effective, have not had an impact on the consolidated financial statements. These standards establish the following:

ASU 2010-10 – Consolidation (Topic 810)

The objective of this update is to defer the application of FAS 167 (ASU 2009-17 - Consolidations) for certain investment companies that have attributes subject to Topic 946 – Financial Services – Investment Companies.

This update is effective for financial statements beginning after November 15, 2009. This update has not had an impact on the Bank’s consolidated financial statements.

ASU 2010-20 – Receivables (Topic 310)

This update requires that entities disclose information for financial receivables at disaggregated levels, roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables, its aging, and disclosures about troubled debt restructurings.

The disclosures related to the credit quality of receivables are in effect as of December 31, 2010, and are included in “Financial Statements,” notes 7 and 8.  The disclosures about the activity of the allowance for credit losses are effective for annual periods beginning on or after December 15, 2010.  The Bank is evaluating the potential impact of the disclosures for the allowance for credit losses. Disclosure requirements about troubled debt restructurings have been temporarily delayed as prescribed by ASU 2011-01 “Deferral of the effective date of disclosures about troubled debt restructurings”.

ASU 2011-02 – Receivables (Topic 310)

The objective of this update is to provide additional guidance to creditors for evaluating whether a modification or restructuring of a receivable constitutes a troubled debt restructuring.

This update is effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.  The Bank is evaluating the potential impact of the adoption of this guidance.

B.           Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks.  These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2010, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $100 million, representing 6% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by (1) the Bank’s liquid assets, which as of December 31, 2010 were $421 million (representing 23% of total deposits) of which $150 million corresponds to time deposits, and (2) average monthly maturities of the loan portfolio in 2010 of approximately $388 million.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are located outside of the Region. These banks must have a correspondent relationship with the Bank. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

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

The Bank follows a Contingent Liquidity Plan, which provides for regular stress-testing of its liquidity position. The plan contemplates the regular monitoring of several quantified internal and external reference points (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus, cost of funds and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position.  In the Bank’s opinion, its working capital is sufficient for the Bank’s present requirements.

The following table shows the Bank’s liquid assets, which consist of short-term funds deposited with other banks, by principal geographic area as of December 31 of each year:

	As of December 31,
	2010	2009	2008
	(in $ million)
Europe	$60	$60	$135
United States	287	219	548
Other O.E.C.D.	74	123	142
Total	$421	$402	$826

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2010, the average original term to maturity of the Bank’s short-term loan portfolio maturing up to one year based on original term was approximately 212 days.

Medium-term assets (maturing beyond one year based on original term) totaled $2,200 million as of December 31, 2010. Of that amount, $309 million was comprised of liquid bonds held primarily in the Bank’s securities available-for-sale portfolio ($258 million) and trading assets ($50 million).  The remaining $1,891 million in medium-term assets represented commercial loans and $20 million in securities held-to-maturity.

Credit ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors.  The credit ratings of the Bank as of December 31, 2010, were as follows:

As of December 31,
	Standard & Poor’s	Moody’s	Fitch
Short -Term	A-2	P-2	F2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

The credit ratings from Moody’s Investor Service, Inc., or Moody’s have been unchanged since December 19, 2007, and on February 28, 2011, Moody’s confirmed its ratings of the Bank.  The credit ratings from Fitch Ratings Ltd., or Fitch, have been unchanged since July 7, 2008, and on August 3, 2010, Fitch confirmed its credit ratings of the Bank.  The credit ratings from Standard & Poor’s have been unchanged since May 13, 2008, and on April 14, 2011, Standard & Poor’s confirmed its ratings of the Bank.

Critical factors in maintaining the Bank’s high credit ratings include a substantial expansion in core earnings,  the maintenance of a high-quality balance sheet, and strong tier one capitalization.    Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

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

	As of December 31,
	2010	2009	2008
		(in percentages)
Interbank deposits	41.5%	39.7%	30.9%
Securities sold under repurchase agreements	6.0%	2.3%	12.5%
Borrowings and debts	49.5%	54.2%	51.4%
Other liabilities.	2.9%	3.9%	5.2%
Total liabilities	100.0%	100.0%	100.0%

Short- and medium-term borrowings and placements are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See Item 5 “Asset/Liability Management.”

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. As of December 31, 2010, approximately 65% of the deposits held by the Bank were deposits made by central banks of countries in the Region and 22% of deposits held by the Bank were made by state owned banks. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region as of December 31, 2010, 2009, and 2008 was 53 days, 57 days, and 31 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region. As of December 31, 2010, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 55% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 11.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2010	2009	2008
		(in $ million)
Argentina	$78	$87	$90
Bahamas	2	0	0
Barbados	5	21	14
Brazil	359	266	277
Cayman Island	41	105	14
Colombia	7	55	38
Costa Rica	12	9	0
Dominican Republic	0	10	5
Ecuador	437	234	205
El Salvador	18	28	28
Guatemala	60	0	0
Haiti	3	3	3
Honduras	99	151	56
Jamaica	1	1	2
Japan	0	1	0
Mexico	50	0	3
The Netherlands	0	0	26
Nicaragua	50	50	30
Panama	147	50	36
Paraguay	200	0	0
Peru	31	2	103
Trinidad and Tobago	19	20	20
Uruguay	0	0	1
United Kingdom	50	0	0
United States	15	0	0
Venezuela	137	162	219
Total	$1,821	$1,256	$1,169

Securities Sold Under Repurchase Agreements and Short-Term Borrowings

The Bank enters into repurchase agreements, repos, with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repurchase agreements are accounted for either as sales of securities or as secured financings in the financial statements. As of December 31, 2010, securities sold under repurchase agreements amounted to $265 million, an increase of $194 million from $71 million as of December 31, 2009.  See Item 18, “Financial Statements,” note 12.

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 35 European and North American and four Asian banks provide these short-term borrowings to the Bank.

As of December 31, 2010, short-term borrowings amounted to $1,095 million, an increase of $767 million from December 31, 2009. The increase in short-term borrowings was the result of increased levels of liquidity in international markets, and more demand for credit.  The average term remaining to maturity of short-term borrowings as of December 31, 2010 was approximately 135 days.  See Item 18, “Financial Statements,” note 13.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2010	2009	2008
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks	$1,095	$328	$739
Securities sold under repurchase agreements	265	71	474
Total short-term borrowings and securities sold under repurchase agreements	$1,360	$399	$1,213

Maximum amount outstanding at any month-end	$1,360	$1,094	$1,783
Amount outstanding at year-end	$1,360	$399	$1,213
Average amount outstanding	$724	$764	$1,629
Weighted average interest rate on average amount outstanding	1.09%	2.77%	3.82%
Weighted average interest rate on amount outstanding at year end	0.58%	1.61%	3.77%

Borrowings and Long-Term Debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the Bank’s Euro Medium Term Note, or EMTN, Program and a local – currency bond issuance in Latin America.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread.  The credit spread is defined according to several factors, including credit ratings, risk perception, and the remaining term to maturity. The Bank uses these funds to finance its medium-term and long-term loan portfolio. As of December 31, 2010, the average term remaining to maturity of the Bank’s medium and long-term debt was 1.5 years.

During 2009, the Bank entered into two syndicated loans with Asian lenders. The first syndicated loan, in the amount of $100 million, has a two-year term and was structured and placed by Mizuho Corporate Bank, Ltd. and China Development Bank Corporation. The second syndicated loan, in the amount of $113 million, has a two-year term and was structured by Mizuho Corporate Bank, Ltd. These loans were Bladex’s first syndicated loans placed in Asia were intended to diversify the Bank’s funding sources and strengthen its presence in the Asian markets.

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s borrowings and long-term debt at the dates and during the periods indicated.  See Item 18, “Financial Statements,” notes 14, 20 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”  See Item 18, Consolidated Balance Sheet as of December 31, 2010 and 2009.

	As of and for the Year Ended December 31,
	2010	2009	2008
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,075	$1,390	$1,205

Maximum amount outstanding at any month-end	$1,400	$1,390	$1,330
Average amount outstanding	$1,241	$1,208	$1,182
Weighted average interest rate on average amount outstanding	2.07%	3.07%	4.65%
Weighted average interest rate on amount outstanding at year end	2.10%	2.07%	4.58%

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including securities sold under repurchase agreements) as of December 31, 2010:

	Amount	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	251	0.99%
Due in 31 to 90 days	490	1.00%
Due in 91 to 180 days	335	1.06%
Due in 181 to 365 days	189	1.45%
Total	$1,265	1.08%
Short-term borrowings at floating interest rate
Due in 91 to 180 days	10	0.85%
Due in 181 to 365 days	85	1.06%
Total	$95	1.04%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	5	6.15%
Due in 31 to 90 days	6	5.65%
Due in 91 to 180 days	5	8.20%
Due in 181 to 365 days	4	8.20%
Due in 1 through 6 years	6	8.52%
Total	$27	7.31%
Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	3	0.54%
Due in 91 to 180 days	14	0.68%
Due in 181 to 365 days	351	1.64%
Due in 1 through 6 years	636	1.87%
Total	$1,004	1.77%
Medium and long-term fixed-rate placements
Due in 1 through 6 years	44	6.50%
Total	$44	6.50%

The lines granted to Bladex are advised, they are not committed.  The utilization of lines from correspondent banks may contain restrictions such as the assets to be financed should be trade related.

Cash flows

For the years ended December 31, 2010, 2009, and 2008, cash and due from banks increased $2.6 million, decreased $8.5 million, and increased $10.9 million, respectively.  The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2010, 2009, and 2008.

Cash flows from operating activities

The Bank’s operating assets and liabilities reflect the Bank’s capital markets and lending activities, including the origination of loans and the purchase of securities such as the Bank’s portfolio of securities available-for-sale.  Operating assets and liabilities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities, market conditions, and trading strategies.  Management believes cash flows from operations, adequate reserve coverage levels, and the Bank’s ability to generate cash through short and long-term borrowings are sufficient to fund its operating liquidity needs.

For the year ended December 31, 2010, net cash provided by operating activities was $69.0 million.  Net cash was provided by net income, net decrease in the investment fund portfolio by $30.3 million, and a $5.5 million increase in accrued interest receivable mainly due to increase in the credit portfolio.  Net cash was provided by net income and from adjustments for non-cash items such as the provision for credit losses, depreciation and amortization and stock-based compensation.

For the years ended December 31, 2009 and 2008, net cash provided by operating activities was $17.5 million and $50.7 million, respectively.  In 2009, the net decline in trading liabilities and accrued interest payable was a result of the impact of the challenging environment that existed in 2008, and continued into the first half of 2009.  In 2009 and 2008, net cash generated from operating activities was lower than net income, largely as a result of net increases in the balance of the Fund in each year.

Cash flows from investing activities

The Bank’s investing activities predominantly include loans originated by the Bank, as well as the portfolio of securities available-for-sale and securities held-to-maturity.  For the year ended December 31, 2010, net cash of $1,226 million was used in investing activities.  This resulted primarily from [a net increase in loans originated by the Bank due to improved conditions in the financial markets and increased demand for the Bank’s lending products.

For the year ended December 31, 2009, net cash of $104.8 million was provided by investing activities, primarily from proceeds from the redemption and sale of securities available-for-sale and from the maturity of securities held-to-maturity.  Offsetting these cash proceeds was a net increase in loans originated by the Bank, resulting primarily from the recovery of foreign trade in the Region and the resulting increase in demand for the Bank’s lending products.

For the year ended December 31, 2008, net cash of $795.5 million was provided by investing activities, primarily resulting from the net decrease in loans originated by the Bank as a result of the outbreak of a liquidity and credit crisis in the financial markets near the end of 2008, and a net increase in the securities available-for-sale portfolio.

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising deposits, short-term borrowings and securities sold under repurchase agreements, and proceeds from, and repayments of, borrowings and long-term debt.  In 2010, net cash provided by financing activities was $1,175 million.  This resulted from an increase in deposits and short-term borrowings and securities sold under repurchase agreements.

In 2009, net cash used in financing activities was -$545.8 million; this reflected primarily a net decrease in short-term borrowings and securities sold under repurchase agreements, and the repayments of borrowings and long-term debt, and was partially offset by proceeds from borrowings and long-term debt, and a net increase in due to depositors.

In 2008, net cash used in financing activities was -$416.7 million, used primarily to repay borrowings and long-term debt and reflecting in addition a net decrease in due to depositors, a net decrease in short-term borrowings and securities sold under repurchase agreements.  The effect of these activities was partially offset by the proceeds from borrowings and long-term debt.

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturity mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk. Non-dollar assets or liabilities are generally converted to U.S. dollars through the use of derivatives, which, though economically perfectly hedged, might give rise to some accounting volatility.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates as of December 31, 2010.  The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.
The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows, which generally involve swapping fixed for floating-rate.

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non- Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	437	437	0	0	0	0	0
Trading assets	50	0	5	45	0	0	0
Securities available-for-sale	353	133	188	32	0	0	0
Securities held to maturity	33	0	13	5	16	0	0
Investment fund	167	0	0	0	0	0	167
Loans, net	3,981	764	1,798	1,188	218	96	(83)
Total interest-earning assets	5,022	1,334	2,004	1,269	233	96	86
Non-interest earning assets	67	0	0	0	0	0	67
Other assets	11	0	0	0	0	0	11
Total assets	5,100	1,334	2,004	1,269	233	96	164
Interest-bearing liabilities
Deposits
Demand	100	100	0	0	0	0	0
Time	1,721	1,173	287	143	117	0	0
Trading liabilities	4	0	0	0	0	4	0
Securities sold under repurchase agreements	265	118	147	0	0	0	0
Short-term borrowings	1,095	133	438	335	189	0	0
Borrowings and long-term debt	1,075	74	698	238	9	56	0
Total interest-bearing liabilities	4,260	1,599	1,571	716	315	60	0
Non-interest-bearing liabilities	123	0	0	0	0	0	123
Total liabilities	4,383	1,599	1,571	716	315	60	123
Redeemable noncontrolling interest in the investment fund	19	0	0	0	0	0	19
Stockholders’ equity	698	0	0	0	0	0	698
Total liabilities and stockholders’ equity	5,100	1,599	1,571	716	315	60	840
Interest rate sensitivity gap		(265)	433	553	(82)	37	(676)
Cumulative interest rate sensitivity gap		(265)	168	721	640	676
Cumulative gap as a % of total interest-earning assets		-5%	3%	14%	13%	13%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases. The Bank’s policy with respect to interest rate risk provides that the Bank establish limits with regards to:  (1) changes in net interest income due to a potential impact, given certain movements in interest rates, (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates, and (3) changes in value-at-risk of the Bank’s portfolio, based on statistical analysis of the historical volatility of the Bank’s portfolio.

As part of its normal Treasury operation, Bladex is exploring new markets for short and medium term financing, anticipating funding needs related to the projected Bank's growth.  These funding sources should come from the international correspondent banks and from new financings obtained in the capital markets.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2010	2009	2008
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	133,815	134,820	135,577
Capital reserves	95,210	95,210	95,210
Retained earnings	320,153	301,389	268,435
Accumulated other comprehensive loss	(6,441)	(6,160)	(72,115)
Treasury stock	(125,667)	(129,602)	(132,763)
Total stockholders’ equity	$697,050	$675,637	$574,324

As of December 31, 2010, stockholders’ equity amounted $697 million compared to $676 million as of December 31, 2009.  The $21 million increase during the year was the net result of increased retained earnings as a result to net income attributable to Bladex of $42 million, partially offset by $23 million declared as cash dividends, and a $4 million net variance in treasury stock mostly due to compensation cost and the exercised of stock based compensation plans.

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

As of December 31, 2010, the capital ratio of total stockholders’ equity to total assets was 13.7% and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 20.5% and 21.8%, respectively. The Bank is evaluating the impact of Basel II and Basel III regulations.  As of December 31, 2010, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.4%.  See Item 4, “Information on the Company / Business Overview / Regulation.”

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

Year 2010

The Bank’s performance during 2010 was characterized by solid growth in the commercial activity of the Bank, improving the scope and diversification of the Bank’s business against background of a strong recovery in Latin America and of the increase in trade flows in the Region.  The increase in commercial activity in the Region resulted in part from the improvement in the risk profile of countries in the Region, reflected by a general reduction of fiscal deficits, relative price stability and strengthened foreign reserves.  As a result, the Bank’s commercial portfolio as of December 31, 2010 amounted to $4,446 million, compared to $3,110 million as of December 31, 2009, resulting in a $1,336 million or 43% increase during the year.  Market interest rates such as 6M LIBOR decreased from an average of 112 bps in 2009 to 52 bps in 2010, leading to a compression of lending spreads.  Net interest margin improved to 1.70% for 2010 from 1.62% for 2009, as a result of lower costs of funds.  Funding costs decreased to 126 bps in 2010 from 238 bps in 2009, due to increased average balances of deposits, borrowings and long-term debt.  Liquidity balances remained high, amounting to $421 million as of December 31, 2010.  The Bank’s net income for the year 2010 resulted from the strong performance of the Commercial Division, offset by the losses from the Asset Management Unit and Treasury Division.

Year 2009

Specific trends that affected the Bank’s performance during 2009 included the pronounced decrease in market rates such as 6M LIBOR which saw a decrease from an average 306 bps in 2008 to an average of 112 bps in 2009, leading to a compression of lending spreads.  An increase in funding margins from an average of 35 bps in 2008 to an average of 70 bps in 2009 as liquidity and access to capital markets became limited due to the repercussions of the financial crisis, also affected the Bank’s lending spreads, particularly during the first half of 2009.  During this period, the Bank maintained higher than normal levels of liquidity with adverse effect on margins.  These effects were partially offset by an increase in lending margins from an average of 168 bps in 2008 to an average of 262 bps in 2009, as the Bank was able to pass on higher funding costs.  The Bank also benefited from an improvement in market valuations in 2009 compared to the previous year which impacted favorably the results of the Bank’s Asset Management Unit and Treasury Division.

In addition, see Item 3, “Key Information/Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E.           Off-Balance Sheet Arrangements

In the ordinary course of business, in order to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet. As of December 31, 2010, the Bank’s off-balance sheet arrangements included letters of credit, stand-by letters of credit, guarantees (commercial risk and country risk), credit derivatives and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement.  As of December 31, 2010, total reserves for losses on off-balance sheet amounted to $13 million, compared to $27 million as of December 31, 2009.  See Item 18, “Financial Statements,” note 8 and 18.

As of December 31, 2010, the total off-balance sheet portfolio amounted $381 million, compared to $332 million as of December 31, 2009.

For the year ended December 31, 2010, fees and commission income from off-balance sheet arrangements amounted to $10 million.  For additional information, see “Item 5, “Operating and Financial Review and Prospects/ Operating Results/ Fees and Commissions, net.”

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

F.           Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2010.

	Payments Due by Period
Contractual Obligations (1)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$1,821	$1,821	$0	$0	$0
Trading liabilities	4	0	4	0	0
Securities sold under repurchase agreement	265	265	0	0	0
Short-term borrowings	1,095	1,095	0	0	0
Borrowings and long-term debt (2)	1,075	389	686	0	0
Accrued interest payable	10	10	0	0	0
Leasehold obligations	2	1	1	0	0
Total contractual obligations	$4,272	$3,581	$691	$0	$0
(1)	The contractual obligations exclude future contractual interest payment obligations as some obligations have floating interest rates.
(2)	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (3)	$223	$223	$0	$0	$0
Stand-by letters of credit	38	38	0	0	0
Guarantees	0	0	0	0	0
Credit derivative	0	0	0	0	0
Other commercial commitments	119	92	26	0	1
Total Commercial Commitments	$381	$354	$26	$0	$1
(3)	Includes acceptances outstanding for a total amount of $27 million as of December 31, 2010.

The covenants included in some of our liabilities contracts are standard market covenants.  Bladex has been and expects to continue to be in compliance with regards to these covenants.
See Item 18, “Financial Statements,” note 19.

Item 6.    Directors, Executive Officers and Employees

A.           Directors and Executive Officers

Directors
The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Esteban Alejandro Acerbo
Director
Banco de la Nación Argentina, Argentina	Argentina	Director	2014	2010	49
Manuel Sánchez González
Deputy Governor
Banco de Mexico, Mexico	Mexico	Director	2014	2011	60
João Carlos Nobrega Pecego
Regional General Manager – Head of Latin America Banco do Brasil, Brazil	Brazil	Director	2013	2010	47

CLASS E
Mario Covo
Chief Executive Officer
Finaccess International, Inc., U.S.A.	U.S.A.	Director	2014	1999	53
Herminio Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2013	2004	60
Maria da Graça França
Brazil	Brazil	Director	2013	2004	62
William D. Hayes
President
Whaleco, Inc. .	U.S.A.	Director	2013	2004	67
Guillermo Güémez García
Mexico	Mexico	Director	2012	1997	70

ALL CLASSES OF COMMON STOCK (*)
Gonzalo Menéndez Duque
Director		Chairman of the
Banco de Chile, Chile	Chile	Board	2012	1990	62
Jaime Rivera
Chief Executive Officer
Bladex, Panama	Guatemala	Director	2012	2004	58

(*) Denotes class(es) of common stock of the Bank that elect the directors listed.

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

Manuel Sánchez González has served as Deputy Governor of Banco de Mexico since 2009.  He was Director of Investment of Valanza Mexico, a capital risk unit of BBVA.  He was employed by Grupo Financiero BBVA Bancomer (formerly Grupo Financiero Bancomer) in 1993 as Director of Financial Analysis and Investor Relations.  Dr. Sánchez was Director of Planning and Finance of the Banking Services Division of Grupo Financiero BBVA Bancomer from 1995 to 1997 and was Corporate Director of Economic Studies from 1997 to 2004.  Prior to that, he was General Director of the Analysis and Investigation Center of Instituto Autónomo de México (ITAM).  Dr. Sánchez was professor of economics at ITAM and at various local and foreign universities, including Boston College and the University of Chicago.  He is the author of several articles for books and specialized magazines.  He was coordinator and editor of Procesos de Privatización en América Latina, with the participation of investigation centers of Chile, Mexico, Colombia and Argentina.  Dr. Sánchez is the author of Economía Mexicana para Desencantados, published in 2006.  He also wrote essays for different newspapers and a column for Reforma.  Dr. Sánchez was advisor and consultant for various companies and international organizations, including the International Monetary Fund, the World Bank and the International Development Bank.  Prior to that, he was chief economist for Grupo Vitro and an economist for Grupo Industrial Alfa, in Monterrey, Mexico.  Dr. Sánchez has a bachelor degree in economics from ITAM and Estudios Superiores from Universidad de Monterrey, a master of science degree from the University of Missouri and master and doctorate degrees in economics from the University of Chicago.  In 1980 he was honored with an excellence award for his master thesis from the American Agricultural Economic Association.

João Carlos de Nobrega Pecego has served as Director of our Board since 2010.  Mr. Pecego has served as Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009.  He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990.  Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

Mario Covo has served as Director of our Board since 1999 and Director of Bladex Asset Management Inc. (“Bladex Asset Management”) since 2008.  Dr. Covo is the Managing Partner of Helios Advisors in New York.  He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995.  Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.  Dr. Covo’s qualifications to serve on the Board include his extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates.

Herminio A. Blanco has served as Director of our Board since 2004.  Mr. Blanco is the founder of Soluciones Estratégicas Consultoría, Mexico City, and since 2020 has served as its Chief Executive Officer.  Mr. Blanco is also a founding partner of IQOM and since 2005 has served as its Chairman.  He has been a member of the Advisory Board of SSA Mexico since 2008. Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000. He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel. Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Mr. Blanco’s extensive experience and background in foreign trade and his academic and consultant skills are among the qualifications he possesses to serve on the Board.

Maria da Graça França has served as Director of our Board since 2004. Ms. Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.  Ms. Graça França’s qualifications to serve on the Board include her experience managing operations and internal controls in international banking.

William Dick Hayes has served as Director of our Board since 2004 and has served as a Director of Bladex Asset Management since 2008.  Mr. Hayes has served as President of Whaleco, Inc., New York, Managing Director of MacGregor Design Development, LLC, Connecticut and since 1999, as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda.  He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.  Mr. Hayes’ qualifications to serve on the Board include his background in the financial services industry, experience in emerging markets, and exposure to international capital markets.

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement, NAFTA, in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative.

Gonzalo Menéndez Duque has served as Director of our Board since 1990.  Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Banchile Factoring S.A. since 2010, Holdings Quiñenco since 1996, Minera el Tesoro since 2006, Minera Los Pelambres since 2004, Minera Michilla S.A. since 1996, and Socofin S.A. since 2010.  In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company.  He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005.  Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos.  Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations of various industries which are subject to extensive regulations, and his experience as a board member in different companies, qualify him to serve on the Board.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.   Mr. Rivera’s solid academic background and his previous international banking experience throughout Latin America have provided him with the business skills, leadership and managerial abilities that qualify him to serve on the Board.

Executive Officers

The following table and information sets forth the names of the executive officers of Bladex, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	58
Rubens V. Amaral Jr.	Executive Vice President, Chief Commercial Officer	Brazil	52
Gregory D. Testerman	Executive Vice President - Senior Managing Director, Treasury & Capital Markets	U.S.A.	48
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	58
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	51
Christopher Schech	Senior Vice President, Chief Financial Officer	Germany	46
Gustavo Díaz	Senior Vice President, Controller	Colombia	48
Manuel Mejía-Aoun	Chief Investment Officer Bladex Asset Management	Panama	52

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

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

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007.  Mr. Testerman has served as a Director of Bladex Asset Management since 2006.  Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank´s headquarters  in New York, from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007.  He previously served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977.

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

Gustavo Díaz was appointed Senior Vice President Controller of the Bank in September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz was External Auditing Manager for KPMG Peat Marwick in Colombia and Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA) and AML/CA certification granted by FIBA and FIU.

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management since November 2005, and as a Director of Bladex Asset Management since 2008.  Mr. Mejía-Aoun has over 25 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America.  Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank.  In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

B.           Compensation

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2010, to the executive officers employed in Bladex’s Head Office as a group for services in all capacities was $2,294,295.  During the fiscal year ended December 31, 2010, the Bank accrued, and paid on February 28, 2011, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,140,000.

In addition, the aggregate amount of salaries and revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2010, as a group, for services in all capacities, was $3,720,839.48.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

On February 9, 2010, the Bank granted 65,390 restricted stock units and 271,081 stock options to executive officers of the Bank.  The Bank granted an additional 36,106 restricted stock units and 149,696 stock options to other non-executive employees of the Bank.  These stock options have an exercise price of $13.52 and an expiration date of February 9, 2017.  The restricted stock units vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date.  The options vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date.  As of December 31, 2010, the compensation cost charged against the Bank’s 2010 income in connection with these restricted stock units and stock options was $272,082 and $272,100 respectively.  The total remaining compensation cost of $1,900,451 will be charged over a period of 3.11 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary.  All contributions are administered by a trust through an independent third party.  During 2010, the Bank charged to salaries expense $117,273 with respect to the contribution plan.  As of December 31, 2010, the total amount set aside or accrued by the Bank in 2010 to provide pension, retirement or similar benefits for executive officers was approximately $307,257.

2010 Chief Executive Officer Compensation

The 2010 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $150,000, a performance-based stock option and a restricted stock units grant with a value of $475,000, a retirement plan that included a contribution from the Bank of $24,602 during 2010, and other benefits amounting to $10,450.  In addition, the Chief Executive Officer has a contractual severance payment of $300,000 in the event of his termination without cause.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or shareholders’ meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders’ meeting.  The Chairman of the Board is eligible to receive an additional 50% of the attendance fee for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee each receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have each met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2010 to the directors of the Bank as a group for their services as directors was $742,450.

The aggregate number of shares of restricted shares awarded during the year ended December 31, 2010 to non-employee directors of the Bank as a group under the 2008 Plan was 38,115 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2010, the total cost for these restricted shares amounted to $474,913  of which $44,474 was registered during 2010, and the remaining compensation cost of $430,439 for these restricted shares will be charged against income over a period of 4.53 years.

Beneficial Ownership

As of December 31, 2010, the Bank’s executive officers and directors as a group, owned an aggregate of 189,045 class E shares, which was approximately 0.68% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options,  deferred equity units, and restricted stock units, owned by the Bank’s executive officers as of December 31, 2010.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2010 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2010 (2)	Stock Options (3)	Restricted Stock Units (2008 Stock Incentive Plan) (4)	Deferred Equity Units (5)
Jaime Rivera Chief Executive Officer	1,400	252,158	124,552	28,754	0
Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	8,885	212,554	116,322	26,792	0
Gregory D. Testerman Executive Vice President Senior Managing Director Treasury and Capital Markets	10,463	156,490	117,744	27,116	0
Miguel Moreno Executive Vice President Chief Operating Officer	0	73,765	47,371	10,892	0
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	62,328	27,002	6,207	621
Christopher Schech Senior Vice President, Chief Financial Officer	0	0	0	0	0
Gustavo Díaz Senior Vice President, Controller	0	0	0	0	0
Manuel Mejía-Aoun (6) Chief Investment Officer Bladex Asset Management	5,000	0	0	0	0
Total	25,748	757,295	432,991	99,761	621

(1)	Includes shares purchased by the executive or restricted stock units transferred to the executive.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2010.
(3)
Includes 203,313, 190,589, and 39,089 unvested stock options granted to executives officers on February 9, 2010, February 10, 2009, and February 12, 2008 respectively, under the 2008 Plan.  Also, an aggregate amount of 149,696; 154,062; and 30,230 stock options were granted to other non-executive employees under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively; and an aggregate amount of 11,133 stock options were granted to other non-executive employees on February 13, 2007, under the 2006 Stock Option Plan.  The exercise price and expiration date of these stock options are as follows:  Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017; Grant of February 10, 2009, exercise price of $10.15 and expiration date of February 10, 2016; Grant of February 12, 2008, exercise price of $15.43 and expiration date of February 12, 2015.

(4)
Includes 49,044, 41,804, and 8,913 unvested restricted stock units granted to executive officers on February 9, 2010, February 10, 2009, and, February 12, 2008, respectively, under the 2008 Plan. Also, an aggregate amount of 36,106, 33,791, and 6,898 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively.

(5)	Deferred Equity Units under the Bank's Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management are not eligible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options, and stock options, as of December 31, 2010:

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2010 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2010 (2)	Stock Options (3)	Restricted Shares (4)
Esteban Alejandro Acerbo (5)	0	0	0	0
Manuel Sánchez González (6)	0	0	0	0
João Carlos de Nobrega Pecego (7)	0	0	0	0
Will C. Wood	18,485	8,079	0	10,246
Mario Covo	16,485	8,079	0	10,246
Herminio Blanco	36,010	8,079	0	10,246
Maria da Graça França	13,635	0	0	10,119
William Dick Hayes	13,680	8,079	0	10,246
Guillermo Güémez García (8)	0	0	0	0
Gonzalo Menéndez Duque	24,731	12,121	0	15,369
Total	123,026	44,437	0	66,472

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Plan.
(2)	Includes vested indexed and traditional stock options that will vest within 60 days of December 31, 2010.
(3)	At present, all the stock options granted to directors have been vested.
(4)	Includes unvested restricted class E shares granted under the 2003 Restricted Stock Plan and the 2008 Plan.
(5)	4,012 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(6)	Mr. Sánchez was not a Director as of December 31, 2010, he was appointed member of the Board on April 20, 2011.
(7)	4,012 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.
(8)
16,485 class E shares corresponding to Mr. Güémez's entitlement under the 2003 Restricted Stock Plan and the 2008 Plan have been issued to his employer, Banco de Mexico.  In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 16.

C.           Board Practices

Non-Executive Officers of the Board, Dignatarios

The following table sets forth the names, countries of citizenship, and ages of the Bank’s non-executive officers of the Board, or Dignatarios, and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote, unless they also are directors of the Bank.

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	62
Maria da Graça França	Brazil	Treasurer	62
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	50

For information regarding the date of expiration of the current term of office of the members of the Board and the period during which the directors have served in that office, see Item 6 “Directors and Executive Officers.”

Committees of the Board

The Board conducts its business through meetings of the Board and through its committees.  During the fiscal year ended December 31, 2010, the Board held eleven meetings.  Each director attended an average of 96% of the total number of Board meetings held during the fiscal year ended December 31, 2010.  All directors except one attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2010:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	7
Business Committee	5	6
Nomination and Compensation Committee	4	10

Corporate Governance Committee

The Board has decided not to establish a corporate governance committee.  Given the importance that corporate governance has for the Bank, the Board has decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.  See Item 16G, “Corporate Governance.”

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the New York Stock Exchange, or NYSE, and Agreement No. 04-2001 of the Superintendency.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.  The Audit and Compliance Committee meets with each of the internal and independent auditors, and Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require.  During the fiscal year ended December 31, 2010, the committee met seven times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval of the Board’s recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services), and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s Management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

See Item 16A, “Audit and Compliance Committee Financial Expert” and Item 16C, “Principal Accountant Fees and Services.”

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  The Board has determined that, except for Guillermo Güémez García, all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Guillermo Güémez García, , Herminio Blanco, and  João Carlos de Nobrega Pecego.

The Credit Policy and Risk Assessment Committee is responsible for reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume.  The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management.  The committee meets at least four times per year.  During the fiscal period ended December 31, 2010, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  The Board has determined that except for Guillermo Güémez García, all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nobrega Pecego, and Manuel Sánchez González.

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

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year.  During the fiscal year ended December 31, 2010, the committee held seven meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board and was established in February 2008.  The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nobrega Pecego.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective is to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2010, the committee held six meetings.

The Business Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee may be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent in accordance with the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and and Manuel Sánchez González.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2010, the committee held ten meetings.

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

The Nomination and Compensation Committee considers qualified director candidates recommended by shareholders.  All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders.  For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in indentifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members six (6) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, or of any other entity that has one or more of its executive officers serving as a member of such entity’s Board or Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The primary duty of Advisory Council members is to provide advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2010 amounted to $15,000.  During the fiscal year ended December 31, 2010, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank:

Name	Position	Country of Citizenship	Age

Roberto Feletti	Secretary of Economy Ministry of Economy and Public Finance	Argentina	52
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	76
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	57
Santiago Perdomo	President Banco Colpatria – Red Multibanca Colpatria	Colombia	53
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	64
Enrique Cornejo	Minister of Transportation and Communications, Peru	Peru	54

D.           Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2010	2009	2008
Bladex Head Office in Panama	132	127	155
New York Agency	7	7	7
Bladex Asset Management	9	5	5
Representative Office in Argentina	4	3	5
Representative Office in Brazil	18	12	13
Representative Office in Mexico	12	6	5
Florida International Administrative Office	6	4	4
Total Number of Permanent Employees	188	164	194

The increase in number of permanent employees during 2010 was associated with the expansion of the Bank’s Commercial Division and the risk management area, as a result of the deployment of the Bank’s strategic plan.

In February 2009, the Bank conducted a reduction in workforce mainly at its headquarters for the purpose of reducing headcount and associated personnel expenses.

E.           Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.    Major Stockholders and Related Party Transactions

A.           Major Stockholders

As of December 31, 2010, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 7.4% of the total outstanding of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock as of December 31, 2010:

	As of December 31, 2010
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348.00	16.5	2.8
Banco do Brasil (2) SBS Quadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551.00	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547.00	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556.00	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658.00	6.9	1.2
Banco Central del Ecuador Ave. Amazonas entre Juan Pablo Sanz y Atahualpa Quito, Ecuador	431,217.00	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,412.75	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,289.75	65.3	11.3
Total Shares of Class A Common Stock	6,342,189.16	100.0	17.3

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,460.98	34.8	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,944.50	11.6	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,172.50	5.8	0.4
Sub-total shares of Class B Common Stock	1,327,577.98	52.2	3.6
Total Shares of Class B Common Stock	2,542,020.93	100.0	6.9

Class E Common Stock (3)	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP 11988 El Camino Real, Suite 500 San Diego, California 92130	2,732,294.00	9.8	7.4
LSV Asset Management 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	1,628,617.00	5.9	4.4
Sub-total shares of Class E Common Stock	4,360,911.00	15.7	11.9
Total Shares of Class E Common Stock	27,826,330.00	100.0	75.8

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,710,540.09		100.0

(1)
Does not include an aggregate of 11,294 class E common shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.

(2)
Does not include an aggregate of 12,492 class E common shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.

(3)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated December 31, 2010.

All common shares have the same rights and privileges regardless of their class, except that:
•
The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;

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

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of December 31, 2010:
Class of Shares	Number of Shares Outstanding as of December 31, 2010
Class A Common Shares	6,342,189.16
Class B Common Shares	2,542,020.93
Class E Common Shares	27,826,330.00
Class F Common Shares	0
Total Common Shares	36,710,540.09

The Bank had no preferred stock issued and outstanding as of December 31, 2010.

B.	Related Party Transactions

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

As of December 31, 2010, the Bank did not have any outstanding credit facility with any related parties as defined by the Superintendency of Banks.

C.           Interests of Experts and Counsel

Not required in this Annual Report.

Item 8.     Financial Information

A.           Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

There have been no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Bank’s financial position or profitability, including proceedings pending or known to be contemplated.

Dividends

The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock.  Dividends are declared at the Board’s discretion and, from time to time, the Bank has declared special dividends.

During 2010, the Bank increased quarterly dividends from $0.15 to $0.17 in the third quarter of the fiscal year 2010 and from $0.17 to $0.20 per share in the fourth quarter of fiscal year 2010.

During 2010, Bladex declared $24.6 million in quarterly dividends, compared to $21.9 million in 2009, and compared to $32.0 million in 2008.  No special dividends were declared during 2010, 2009 and 2008.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
February 11, 2011	February 3, 2011	$0.20
November 1, 2010	October 22, 2010	$0.17
August 4, 2010	July 26, 2010	$0.15
May 6, 2010	April 26, 2010	$0.15
February 8, 2010	January 29, 2010	$0.15
November 2, 2009	October 23, 2009	$0.15
August 3, 2009	July 23, 2009	$0.15
May 7, 2009	April 27, 2009	$0.15
February 9, 2009	January 29, 2009	$0.22
October 31, 2008	October 22, 2008	$0.22
July 31, 2008	July 21, 2008	$0.22
April 4, 2008	March 25, 2008	$0.22
January 17, 2008	January 7, 2008	$0.22

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

The Bank has no preferred shares issued and outstanding as of December 31, 2010.

B.           Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2010).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.”  The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $)
	High	Low
2010	18.99	11.87
2009	15.09	6.83
2008	20.74	8.17
2007	23.17	15.52
2006	18.70	14.59
2011:
Abril	18.04	16.75
March	17.89	16.51
February	18.11	16.41
January	19.03	17.00
2010:
December	18.99	16.42
November	16.93	15.13

2010:
First Quarter	15.14	13.33
Second Quarter	16.48	11.87
Third Quarter	15.00	11.90
Fourth Quarter	18.99	14.16
2009:
First Quarter	14.99	6.83
Second Quarter	13.89	9.26
Third Quarter	15.09	11.80
Fourth Quarter	15.00	13.10

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded.  The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 75.8% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2010.  The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis.

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

Bladex’s Articles of Incorporation provide that the Board shall direct and control the business and management of the assets of the Bank, except for those matters specifically reserved to stockholders by law or the Articles of Incorporation.  The Board, however, may grant general and special powers of attorney authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board, as the Board may deem convenient to entrust to such persons.

The Articles of Incorporation of Bladex do not contain a provision limiting the ability of the Board to approve a proposal, arrangement or contract in which a Director is materially interested, a provision limiting the ability of the Board to fix the compensation of its members, a provision requiring the mandatory retirement of a Director at any prescribed age, or a provision requiring a person to own a certain number of shares to qualify as a Director.

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares.  For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2010, no Class F shares or preferred shares were issued and outstanding.

The number of Class F shares issued and outstanding is measured annually as provided in the Articles of Incorporation to determine whether the holders of Class F shares have a right to elect a Director or, if the holders of Class F shares have previously elected a Director whose term is not scheduled to expire, to determine whether to retain or replace such Director on the Board at the following annual ordinary shareholders’ meeting.

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

•	the Class E shares are freely transferable, but the Class A shares, Class B shares and Class F shares may only be transferred to qualified holders;
•	the Class B shares and Class F shares may be converted into Class E shares;
•	the holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights, but the holders of Class E shares do not;
•	the classes vote separately for their representative directors; and
•	the rights, preferences, privileges and obligations of the preferred shares are determined by the Board at the time of their issuance in a certificate of designation.

Under the Bank’s Articles of Incorporation, preferred shares have no voting rights, except in accordance with their certificate of designation mentioned above.  Holders of preferred shares will have the right to elect one Director only upon a default in the terms of such preferred shares and only if contemplated in the certificate of designation.  In the event the holders of the preferred shares are entitled to elect a Director, the total number of Directors in the Board will be increased by one.  The rights of the holders of the common shares may be changed by an amendment to the Articles of Incorporation of the Bank.

Amendments to the Articles of Incorporation may be adopted by the affirmative majority vote of the common shares represented at the respective meeting, except for the following amendments which require, in addition, the affirmative vote of three-quarters (3/4) of all issued and outstanding Class A shares:  (i) any amendment to the Bank’s purposes or powers, (ii) any amendment to the capital structure of the Bank and the qualifications to become a holder of any particular class of shares, (iii) any amendment to the provisions relating to the notice, quorum and voting at stockholders’ meetings, (iv) any amendment to the composition and election of the Board, as well as notices, quorum and voting at meetings of Directors, (v) any amendments to the powers of the Chief Executive Officer of the Bank and (vi) any amendments to the fundamental financial policies of the Bank.

The Articles of Incorporation of Bladex provide that there will be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the Board, to elect Directors and transact any other business duly submitted to the meeting by the Board.  In addition, extraordinary meetings of holders of the common shares may be called by the Board, as it deems necessary.  The Board or the Chairman of the Board must call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth (1/20) of the issued and outstanding capital.

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

Upon request to the Board or the Chairman of the Board, stockholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of the Articles of Incorporation and the By-laws, is within their competence.  In order to have a quorum at any meeting of stockholders, a majority of the common shares issued and outstanding must be represented at the meeting.  Whenever a quorum is not obtained at a meeting of stockholders, the meeting shall be held on the second date set forth in the notice of the meeting.  All resolutions of stockholders shall be adopted by the affirmative majority vote of the common shares represented at the meeting where the resolution was adopted, except where a super-majority vote of the Class A shareholders is required, as described above.

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

The Amended and Restated Articles of Incorporation were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009 and the By-Laws were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

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

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares.  This summary applies only to current holders that hold Class E shares as capital assets and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, or the Code, such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

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

Less than 25 percent of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true.  If this remains the case, a holder of Class E shares that is not a U.S. Holder, or non-U.S. Holder, generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes.  Special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year.  Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

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

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a “passive foreign investment company”, PFIC.  A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income.  The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law.  Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules.  The Internal Revenue Service, or IRS, issued a notice in 1989, or the Notice and has proposed regulations, the Proposed Regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception”. The Notice and Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception.  Moreover, the Proposed Regulations have been outstanding since 1994 and will not be effective unless finalized.

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations.  However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank believes that it was not classified as a PFIC for the taxable year ending December 31, 2010.

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

If the Bank were to become a PFIC, a U.S. Holder could make an election, provided the Bank complies with certain reporting requirements, to have the Bank treated, with respect to such U.S. Holder, as a “qualified electing fund”, hereinafter referred to as a QEF election, in which case, the electing U.S. Holder would be required to include annually in gross income the U.S. Holder’s proportionate share of the Bank’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed.  If the Bank were to become a PFIC, the Bank intends to so notify each U.S. Holder and to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election and will provide to record U.S. Holders of Class E shares such information as may be required to make such QEF election.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the Internal Revenue Service, or the IRS, with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year.  Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules.  However, U.S. Holders should be aware that under recently passed legislation, the information reporting requirement is extended to all holders, including corporations (other than tax-exempt corporations), for payments made after December 31, 2011.  Non-U.S. Holders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption.  This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is timely furnished to the IRS.

There is no income tax treaty between Panama and the United States.

Foreign Asset Reporting

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to an interest in the Bank’s Class E Shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations with respect to their ownership and disposition of the Class E Shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Class E Shares. Prospective purchasers should consult their own tax advisors to determine the tax consequences of their particular situations.

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

Taxation of Distributions

Dividends, whether cash or in kind, paid by the Bank in respect of its shares are also exempt from dividend tax or other withholding under the special exemption described above.  In the absence of this special exemption, there would be a 10% withholding tax on dividends or distributions paid in respect of the Bank’s registered shares to the extent the dividends were paid from income derived by the Bank from Panamanian sources, and a 5% withholding tax on dividends or distributions paid from income derived by the Bank from non-Panamanian sources.

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

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(u) and 20.

For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 5.

The table below lists for each of the years from 2011 to 2015 the notional amounts and weighted interest rates, as of December 31, 2010, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.  Amounts presented below exclude the Bank’s participation in the Investment Fund.  The Bank consolidates the Feeder retaining the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment Fund” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2 (d) and 6.

Interest Rate Risk Management and Sensitivity

As of December 31, 2010

Expected maturity date
	2011	2012	2013	2014	2015	There- after	Without maturity	Total 2010	Fair value 2010
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Fixed rate
U.S. Dollars	31,601	5,000	101,250	70,000	70,000	10,000	-	287,851	323,371
Average fixed rate	6.44%	10.00%	8.54%	9.24%	7.34%	3.75%	-	8.05%
Floating rate
U.S. Dollars	-	25,000	-	-	38,000	-	-	63,000	63,085
Average floating rate	-	0.90%	-	-	2.08%	-	-	1.62%
Loans (1)
Fixed rate
U.S. Dollars	1,938,172	11,214	1,929	17,584	1,127	-	-	1,970,026	1,973,505
Average fixed rate	2.68%	6.92%	5.93%	3.74%	5.85%	-	-	2.72%
Mexican Peso	23,848	6,688	2,442	627	-	-	-	33,605	37,471
Average fixed rate	10.02%	10.48%	11.78%	12.50%	-	-	-	10.28%
Floating rate
U.S. Dollars	881,734	453,895	297,863	140,274	257,551	27,343	-	2,058,660	1,997,316
Average floating rate	2.52%	3.04%	3.41%	4.00%	2.93%	3.19%	-	2.92%
Mexican Peso	1,116	-	-	-	-	-	-	1,116	1,151
Average floating rate	11.00%	-	-	-	-	-	-	11.00%
Euro	753	172	-	-	-	-	-	925	920
Average floating rate	2.28%	2.24%	-	-	-	-	-	2.28%
LIABILITIES
Borrowings and Placements (2)
Fixed rate
U.S. Dollars	1,270,179	-	-	-	-	-	-	1,270,179	1,267,917
Average fixed rate	1.09%	-	-	-	-	-	-	1.09%
Mexican Peso	15,610	4,923	1,507	-	-	-	-	22,040	23,653
Average fixed rate	8.22%	8.31%	9.21%	-	-	-	-	8.31%
Peruvian Soles	-	-	-	43,827	-	-	-	43,827	47,753
Average fixed rate	-	-	-	6.50%	-	-	-	6.50%
Floating rate
U.S. Dollars	463,314	293,272	226,109	-	-	-	-	982,695	953,767
Average floating rate	1.48%	0.81%	1.24%	-	-	-	-	1.22%
Mexican Peso	-	-	116,726	-	-	-	-	116,726	111,133
Average floating rate	-	-	5.79%	-	-	-	-	5.79%

Interest Rate Swaps
U.S. Dollars fixed to floating	17,800	5,000	95,000	70,000	70,000	10,000	-	267,800	(25,146)
Average pay rate	8.66%	10.00%	8.73%	9.24%	7.34%	3.75%	-	8.34%
Average receive rate	5.21%	6.68%	4.89%	5.19%	2.91%	2.30%	-	4.41%
U.S. Dollars floating to fixed	-	20,000	-	-	-	-	-	20,000	(1,499)
Average pay rate	-	5.94%	-	-	-	-	-	5.94%
Average receive rate	-	0.68%	-	-	-	-	-	0.68%

Cross Currency Swaps
Receive U.S. Dollars	1,144	645	552	600	-	-	-	2,941	(168)
U.S. Dollars fixed rate	7.04%	7.04%	7.04%	7.04%	-	-	-	7.04%
U.S. Dollars floating rate	2.08%	2.76%	3.84%	-	-	-	-	2.47%
Pay US Dollars	-	-	147,242	41,020	-	-	-	188,262	(24,182)
U.S. Dollars fixed rate	-	-	-	5.35%	-	-	-	5.35%
U.S. Dollars floating rate	-	-	2.29%	-	-	-	-	2.29%
Receive Mexican Peso	-	-	147,242	-	-	-	-	147,242
Mexican Peso floating rate	-	-	5.83%	-	-	-	-	5.83%
Pay Mexican Peso	428	483	552	600	-	-	-	2,063
Mexican Peso fixed rate	12.50%	12.50%	12.50%	12.50%	-	-	-	12.50%

Expected maturity date
	2011	2012	2013	2014	2015	There- after	Without maturity	Total 2010	Fair value 2010
($ Equivalent in thousand)
Receive Peruvian Soles	-	-	-	41,020	-	-	-	41,020
Peruvian Soles fixed rate	-	-	-	6.50%	-	-	-	6.50%
Pay Euro	716	162	-	-	-	-	-	878
Euro floating rate	2.28%	2.24%	-	-	-	-	-	2.28%

Forward Currency Exchange Agreements
Receive U.S. Dollars/Pay Mexican Pesos	1,302	455	351	-	-	-	-	2,108	69
Average exchange rate	12.08	12.63	13.14	-	-	-	-	12.37
TRADING
Trading Assets
Debt securities:
Fixed rate
U.S. Dollars	10,000	-	36,800	-	-	-	-	46,800	50,412
Average fixed rate	10.25%	-	5.73%	-	-	-	-	6.69%

Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	10,000	-	36,800	-	-	-	-	46,800	(3,031)
Average pay rate	10.25%	-	5.73%	-	-	-	-	6.69%
Average receive rate	7.40%	-	2.07%					3.21%
Cross currency swap:
Receive US Dollars	7,296	883	-	-	-	-	-	8,179	(907)
U.S. Dollars floating rate	4.79%	4.79%	-	-	-	-	-	4.79%
Pay Mexican Peso	7,296	883	-	-	-	-	-	8,179
Mexican Peso fixed rate	11.00%	11.00%	-	-	-	-	-	11.00%
(1) U.S. Dollars floating rate loans include $29.0 million of impaired loans.
(2) Borrowings and placements include securities sold under repurchase agreements and short and long-term borrowings and debt.

As of December 31, 2009

Expected maturity date
	2010	2011	2012	2013	2014	There- after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Fixed rate
U.S. Dollars	30,000	21,175	5,000	90,000	73,000	135,000	-	354,175	408,127
Average fixed rate	7.46%	8.79%	10%	9.83%	9%	7.69%	-	8.58%
Floating rate
U.S. Dollars	-	-	25,000	-	-	25,000	-	50,000	48,857
Average floating rate	-	-	0.86%	-	-	2.08%	-	1.47%
Loans
Fixed rate
U.S. Dollars	1,195,586	39,545	6,988	1,479	-	-	-	1,243,598	1,243,022

Expected maturity date
	2010	2011	2012	2013	2014	There- after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
Average fixed rate	2.97%	5.19%	6.07%	6.83%	-	-	-	3.06%
Mexican Peso	41,944	19,037	3,606	1,980	590	-	-	67,157	71,294
Average fixed rate	10.50%	10.20%	11.59%	12.15%	12.50%	-	-	10.54%
Floating rate
U.S. Dollars (1)	595,873	369,933	297,207	112,341	59,782	28,335	-	1,463,471	1,426,741
Average floating rate	3.04%	2.65%	2.90%	3.42%	4.51%	3.42%	-	3.01%
Mexican Peso	1,375	1,051	-	-	-	-	-	2,426	2,523
Average floating rate	11.17%	11.17%	-	-	-	-	-	11.17%
Euro	1,623	807	180	-	-	-	-	2,610	2,595
Average floating rate	2.30%	2.28%	2.25%	-	-	-	-	2.29%
LIABILITIES
Borrowings and Placements (2)
Fixed rate
U.S. Dollars	404,051	24,852	-	-	-	-	-	428,903	428,841
Average fixed rate	1.67%	2.35%						1.71%
Mexican Peso	29,196	11,278	1,944	1,145	-	-	-	43,563	46,226
Average fixed rate	8.38%	8.42%	9.36%	9.59%	-	-	-	8.46%
Peruvian Soles	-	-	-	-	42,575	-	-	42,575	48,966
Average fixed rate	-	-	-	-	6.50%	-	-	6.50%
Floating rate
U.S. Dollars	494,995	281,264	189,280	200,000	-	-	-	1,165,539	1,147,296
Average floating rate	1.16%	1.80%	0.61%	1.49%	-	-	-	1.28%
Mexican Peso	-	-	-	108,939	-	-	-	108,939	108,902
Average floating rate	-	-	-	5.95%	-	-	-	5.95%

Interest Rate Swaps
U.S. Dollars fixed to floating	30,000	20,600	5,000	90,000	73,000	135,000		353,600	(30,756)
Average pay rate	7.46%	8.77%	10.00%	9.83%	9.00%	7.69%		8.58%
Average receive rate	2.87%	5.39%	6.94%	5.51%	4.66%	3.57%		4.39%
U.S. Dollars floating to fixed			20,000					20,000	(1,956)
Average pay rate			5.94%					5.94%
Average receive rate			0.63%					0.63%

Cross Currency Swaps
Receive U.S. Dollars	6,126	1,154	656	564	497	-	-	8,997	(294)
U.S. Dollars fixed rate	5.62%	7.04%	7.04%	7.04%	7.04%	-	-	5.98%
U.S. Dollars floating rate	2.15%	2.27%	2.88%	3.82%		-	-	2.36%
Pay US Dollars	-	-	-	147,242	41,020	-	-	188,262	(32,131)
U.S. Dollars fixed rate	-	-	-	-	5.35%	-	-	5.35%
U.S. Dollars floating rate	-	-	-	2.57%	-	-	-	2.57%
Receive Mexican Peso	-	-	-	147,242	-	-	-	147,242
Mexican Peso floating rate	-	-	-	5.94%				5.94%
Pay Mexican Peso	4,694	438	494	564	497			6,687
Mexican Peso fixed rate	11.15%	12.50%	12.50%	12.50%	12.50%			11.55%
Receive Peruvian Soles	-	-	-	-	41,020	-	-	41,020
Peruvian Soles fixed rate	-	-	-	-	6.50%			6.50%
Pay Euro	1,432	716	162	-	-	-	-	2,310
Euro floating rate	2.30%	2.27%	2.25%	-	-	-	-	2.29%

Expected maturity date
	2010	2011	2012	2013	2014	There- after	Without maturity	Total 2009	Fair value 2009
($ Equivalent in thousand)
Forward Currency Exchange Agreements
Receive U.S. Dollars/Pay Mexican Pesos	4,820	1,237	436	350	-	-	-	6,843	829
Average exchange rate	11.83	11.96	12.51	13.13	-	-	-	11.96
Pay U.S. Dollars/Receive Mexican Pesos	11	-	-	-	-	-	-	11	(1)
Average exchange rate	11.75	-	-	-	-	-	-	11.75
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
(1) U.S. Dollars floating rate loans include $35.8 million of impaired loans.
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

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars.  Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another.  In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency.  In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding.  During 2010, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes.  As of December 31, 2010, the Bank had an equivalent of $35 million in non-U.S. dollar financial assets and $183 million of non-U.S. dollar financial liabilities which are fully hedged.

Price Risk Management and Sensitivity

Price risk corresponds to the risk that arises from the volatility in the price of the financial instruments held by the Bank, which may result from observed transaction prices that fluctuate freely according to supply and demand or from changes in the risk factors used for determining prices (interest rates, exchange rates, credit risk spreads, etc.).  The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of December 31, 2010.

	Carrying Amount	Fair Value
($ Equivalent in thousand)

NON-TRADING ASSETS
Investment Securities
Investment available for sale	353,250	353,250
Investment held-to-maturity	33,181	33,206
LIABILITIES
Interest rate swaps	(25,737)	(25,737)

TRADING ASSETS
Trading Assets	50,412	50,412
TRADING LIABILITIES
Interest rate swaps	(3,031)	(3,031)

The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of December 31, 2009.

	Carrying Amount	Fair Value
($ Equivalent in thousand)

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

a) Disclosure Controls and Procedures

The Bank maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Such controls include those designed to ensure that information for disclosure is accumulated and communicated to the members of the Board and Management, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2010, and concluded that they were effective as of December 31, 2010.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f).  Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated  the effectiveness of its internal control over financial reporting as of December 31, 2010 and based its conclusion on such evaluation, which included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting.  This evaluation was the basis of Management’s conclusions.

Management’s evaluation was based on the criteria set forth by the Internal Control-Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Bank’s internal control over financial reporting includes policies and procedures that:

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

Based on the assessment and criteria described above, the Bank’s Management concluded that, as of December 31, 2010, the Bank’s internal control over financial reporting was effective.

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

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries and our report dated February 18, 2011 expressed an unqualified opinion on those financial statements.

/S/ Deloitte, Inc.

February 18, 2011
Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

•
There has been no change in the Bank’s internal control over financial reporting  during the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

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

See Item 6.A, “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial and principal accounting officers.  The Bank’s Code of Ethics  includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules. A copy of the Bank’s Code of Ethics was filed as an exhibit to the Form 20-F for the fiscal  year ended December 31, 2009 filed with the SEC on June 11, 2010, and may also be found on the Bank’s website (http://www.bladex.com) at Investor Center / Corporate Governance / Code of Ethics and Addenda to the Code of Ethics (For purposes of the section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc., the Bank’s independent accounting firm, for each of the years ended December 31, 2010 and 2009:

	2010	2009
Audit fees	$595,000	$565,000
Audit-related fees	$277,000	$93,500
Tax fees	$0	$0
All other fees	$0	$0
Total	$872,000	$658,500

The following is a description of the type of services included within the categories listed above:

•
Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•
Audit–related fees include, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the revision of the renewal of the Bank’s EMTN Program in 2010.  In 2009, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the application of FASB ASC Topic 860.

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

The corporate governance practices of the Bank and those required by the NYSE for domestic companies in the United States differ in two significant ways:

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

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4
Consolidated Statements of Income for the Years Ended December 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest in the Investment Fund for the Years Ended December 31, 2010, 2009 and 2008	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2009 and 2008	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-8
Notes to Consolidated Financial Statements	F-9

Banco Latinoamericano
de Comercio Exterior, S. A.
and Subsidiaries

With Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009, and Related Consolidated Statements of Income, Stockholders’ Equity, Comprehensive Income (Loss) and Cash Flows for Each of the Three Years in the Period Ended December 31, 2010

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Consolidated Financial Statements 2010, 2009 and 2008

Deloitte, Inc. Contadores Públicos Autorizados Apartado 0816-01558 Panamá Rep. de Panamá Teléfono: (507) 303-4100 Facsimile: (507) 269-2386 www.deloitte.com.pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the “Bank”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and redeemable noncontrolling interest in the investment fund, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Panama.

/S/ Deloitte, Inc.

February 18, 2011

Audit • Tax • Consulting • Corporate Finance •	A member firm of Deloitte Touche Tohmatsu

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2010 and 2009
(in US$ thousand, except share amounts)

	Notes	2010	2009
Assets
Cash and due from banks	3,22	5,570	2,961
Interest-bearing deposits in banks (including pledged deposits
of $16,075 in 2010 and $22,582 in 2009)	3,22	431,144	421,595
Trading assets (including pledged securities to creditors of
$34,208 in 2010)	4,22	50,412	50,277
Securities available-for-sale (including pledged securities to creditors of
$235,581 in 2010 and $78,512 in 2009)	5,22	353,250	456,984
Securities held-to-maturity (market value of $33,206 in 2010)
(including pledged securities to creditors of $13,018)	5,22	33,181	-
Investment fund	6,22	167,291	197,575
Loans	7,22	4,064,332	2,779,262
Less:
Allowance for loan losses	8,22	78,615	73,789
Unearned income and deferred fees		4,389	3,989
Loans, net		3,981,328	2,701,484

Customers' liabilities under acceptances	22	27,213	1,551
Accrued interest receivable	22	31,110	25,561
Premises and equipment (net of accumulated depreciation and
amortization of $16,640 in 2010 and $14,290 in 2009)	9	6,532	7,749
Derivative financial instruments used for hedging - receivable	20,22	2,103	828
Other assets	10	10,953	12,206
Total assets		5,100,087	3,878,771

Liabilities and stockholders' equity
Deposits:	11,22
Noninterest-bearing - Demand		705	788
Interest-bearing - Demand		99,647	50,587
Time		1,720,573	1,204,871
Total deposits		1,820,925	1,256,246

Trading liabilities	4,22	3,938	3,152
Securities sold under repurchase agreement	3,4,5,12,22	264,927	71,332
Short-term borrowings	13,22	1,095,400	327,800
Acceptances outstanding	22	27,213	1,551
Accrued interest payable	22	10,084	11,291
Borrowings and long-term debt	14,22	1,075,140	1,390,387
Derivative financial instruments used for hedging - payable	20,22	53,029	65,137
Reserve for losses on off-balance sheet credit risk	8	13,335	27,261
Other liabilities		20,096	14,077
Total liabilities		4,384,087	3,168,234

Commitments and contingencies	18,19,20,23

Redeemable noncontrolling interest in the investment fund		18,950	34,900

Stockholders' equity:	15,16,17,21,24
"Class A" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
"Class B" common stock, no par value, assigned value of $6.67
(Authorized 40,000,000; outstanding 2,542,021 in 2010
and 2,584,882 in 2009)		20,736	21,099
"Class E" common stock, no par value, assigned value of $6.67
(Authorized 100,000,000; outstanding 27,826,330 in 2010
and 27,618,545 in 2009)		214,837	214,474
Additional paid-in capital in excess of assigned value of common stock		133,815	134,820
Capital reserves		95,210	95,210
Retained earnings		320,153	301,389
Accumulated other comprehensive loss	5,20,21	(6,441)	(6,160)
Treasury stock	15	(125,667)	(129,602)
Total stockholders' equity		697,050	675,637

Total liabilities and stockholders' equity		5,100,087	3,878,771

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2010, 2009 and 2008
(in US$ thousand, except per share amounts)

	Notes	2010	2009	2008
Interest income:	20
Deposits with banks		839	1,260	7,574
Trading assets		3,133	7,158	648
Investment securities:
Available-for-sale		8,188	17,267	31,745
Held-to-maturity		285	190	746
Investment fund		2,198	1,763	3,485
Loans		104,835	114,326	200,045
Total interest income		119,478	141,964	244,243
Interest expense:	20
Deposits		8,531	11,493	44,364
Investment fund		963	2,325	2,296
Short-term borrowings		8,058	23,729	63,239
Borrowings and long-term debt		27,423	39,665	56,497
Total interest expense		44,975	77,212	166,396
Net interest income		74,503	64,752	77,847

Reversal (provision) for loan losses	8	(9,091)	(18,293)	18,540

Net interest income, after reversal (provision)
for loan losses		65,412	46,459	96,387

Other income (expense):
Reversal (provision) for losses on off-balance sheet credit risk	8	13,926	3,463	(16,997)
Fees and commissions, net		10,326	6,733	7,252
Derivative financial instruments and hedging	20	(1,446)	(2,534)	9,956
Recoveries, net of impairment of assets		233	(120)	(767)
Net gain (loss) from investment fund trading		(7,995)	24,997	21,357
Net gain (loss) from trading securities		(3,603)	13,113	(20,998)
Net gain on sale of securities available-for-sale	5	2,346	546	67
Gain (loss) on foreign currency exchange		1,870	613	(1,596)
Other income (expense), net		833	912	656
Net other income (expense)		16,490	47,723	(1,070)

Operating expenses:
Salaries and other employee expenses		23,499	20,201	20,227
Depreciation, amortization and impairment of premises and equipment		2,510	2,671	3,720
Professional services		4,945	3,262	3,765
Maintenance and repairs		1,616	1,125	1,357
Expenses from the investment fund		890	3,520	2,065
Other operating expenses		8,621	7,423	8,856
Total operating expenses		42,081	38,202	39,990

Net income		39,821	55,980	55,327

Net income (loss) attributable to the redeemable noncontrolling interest		(2,423)	1,118	208

Net income attributable to Bladex		42,244	54,862	55,119

Basic earnings per share	17	1.15	1.50	1.51

Diluted earnings per share	17	1.15	1.50	1.51

Weighted average basic shares	17	36,647	36,493	36,388

Weighted average diluted shares	17	36,814	36,571	36,440

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest in the investment fund
Years ended December 31, 2010, 2009 and 2008
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated			Redeemable
		assigned value			other		Total	noncontrolling
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	interest in the
	stock	stock	reserves	earnings	income (loss)	stock	equity	investment fund

Balances at January 1, 2008	279,980	135,142	95,210	245,348	(9,641)	(133,788)	612,251	-
Net income	-	-	-	55,119	-	-	55,119	208
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	6,000
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,519)
Other comprehensive loss	-	-	-	-	(62,474)	-	(62,474)	-
Compensation cost - stock options and
stock units plans	-	1,033	-	-	-	-	1,033	-
Issuance of restricted stock	-	(484)	-	-	-	745	261	-
Exercised options	-	(114)	-	-	-	280	166	-
Dividends declared	-	-	-	(32,032)	-	-	(32,032)	-
Balances at December 31, 2008	279,980	135,577	95,210	268,435	(72,115)	(132,763)	574,324	4,689
Net income	-	-	-	54,862	-	-	54,862	1,118
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	32,090
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(2,997)
Other comprehensive income	-	-	-	-	65,955	-	65,955	-
Compensation cost - stock options and
stock units plans	-	1,596	-	-	-	-	1,596	-
Issuance of restricted stock	-	(905)	-	-	-	905	-	-
Exercised options and stock units vested	-	(1,448)	-	-	-	2,256	808	-
Dividends declared	-	-	-	(21,908)	-	-	(21,908)	-
Balances at December 31, 2009	279,980	134,820	95,210	301,389	(6,160)	(129,602)	675,637	34,900
Net income (loss)	-	-	-	42,244	-	-	42,244	(2,423)
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	9,900
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(23,427)
Other comprehensive loss	-	-	-	-	(281)	-	(281)	-
Compensation cost - stock options and
stock units plans	-	2,099	-	-	-	-	2,099	-
Issuance of restricted stock	-	(909)	-	-	-	909	-	-
Exercised options and stock units vested	-	(2,195)		-	-	3,029	834	-
Repurchase of common stock "Class E"	-	-	-	-	-	(3)	(3)	-
Dividends declared	-	-	-	(23,480)	-	-	(23,480)	-
Balances at December 31, 2010	279,980	133,815	95,210	320,153	(6,441)	(125,667)	697,050	18,950

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2010, 2009 and 2008
(in US$ thousand)

	Notes	2010	2009	2008

Net income		39,821	55,980	55,327

Other comprehensive income (loss)

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the year	21	2,325	63,556	(58,453)
Less: reclassification adjustments for net gains
included in net income	21	(2,825)	(649)	(67)
Net change in unrealized gains (losses) on securities
available-for-sale		(500)	62,907	(58,520)

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the year	21	1,391	1,971	(2,433)
Less: reclassification adjustments for net (gains) losses
included in net income	21	(1,172)	1,077	(1,521)
Net change in unrealized gains (losses) on derivative financial
instruments		219	3,048	(3,954)

Other comprehensive income (loss)		(281)	65,955	(62,474)

Comprehensive income (loss)		39,540	121,935	(7,147)

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		(2,423)	1,118	208

Comprehensive income (loss) attributable to Bladex		41,963	120,817	(7,355)

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2010, 2009 and 2008
(in US$ thousand)

	2010	2009	2008
Cash flows from operating activities:
Net income	39,821	55,980	55,327
Adjustments to reconcile net income to net cash provided by
operating activities:
Activities of derivative financial instruments and hedging	(6,498)	1,391	30,198
Depreciation, amortization and impairment of premises and equipment	2,510	2,671	3,720
Provision (reversal of provision) for loan losses	9,091	18,293	(18,540)
Provision (reversal of provision) for losses on off-balance sheet credit risk	(13,926)	(3,463)	16,997
Impairment loss on assets	-	120	767
Net gain on sale of securities available-for-sale	(2,346)	(546)	(67)
Compensation cost - compensation plans	2,099	1,596	1,033
Issuance of restricted stock	-	-	261
Exercised deferred compensation units	-	-	15
Amortization of premium and discounts on investments	7,597	9,382	12,115
Net decrease (increase) in operating assets:
Trading assets	(135)	(5,338)	(1,355)
Investment fund	30,284	(46,880)	(68,849)
Accrued interest receivable	(5,549)	20,758	16,056
Other assets	(24,409)	(5,126)	683
Net increase (decrease) in operating liabilities:
Trading liabilities	786	(11,005)	14,144
Accrued interest payable	(1,207)	(21,665)	(5,671)
Other liabilities	30,921	1,303	(6,088)
Net cash provided by operating activities	69,039	17,471	50,746

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	6,507	52,422	(69,504)
Net decrease (increase) in loans	(1,308,935)	(160,471)	1,089,851
Proceeds from the sale of loans	20,000	-	25,617
Acquisition of premises and equipment	(1,293)	(2,450)	(1,514)
Proceeds from the redemption of securities available-for-sale	33,074	50,509	58,074
Proceeds from the sale of securities available-for-sale	151,267	146,471	229,877
Proceeds from the maturity of securities held-to-maturity	-	28,275	-
Purchases of investments available for sale	(93,009)	(9,994)	(507,795)
Purchases of investments held to maturity	(33,196)	-	(29,085)
Net cash provided by (used in) investing activities	(1,225,585)	104,762	795,521

Cash flows from financing activities:
Net increase (decrease) in due to depositors	564,679	87,198	(293,323)
Net increase (decrease) in short-term borrowings
and securities sold under repurchase agreements	961,195	(813,789)	(291,789)
Proceeds from borrowings and long-term debt	212,960	335,598	631,099
Repayments of borrowings and long-term debt	(528,207)	(150,163)	(436,463)
Dividends paid	(22,720)	(34,593)	(30,862)
Subscriptions of redeemable noncontrolling interest in the investment fund	9,900	32,090	6,000
Redemptions of redeemable noncontrolling interest in the investment fund	(23,427)	(2,997)	(1,519)
Exercised stock options	834	808	151
Repurchase of common stock	(3)	-	-
Net cash provided by (used in) financing activities	1,175,211	(545,848)	(416,706)

Net increase (decrease) in cash and cash equivalents	18,665	(423,615)	429,561
Cash and cash equivalents at beginning of the year	401,974	825,589	396,028
Cash and cash equivalents at end of the year	420,639	401,974	825,589

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	46,182	98,877	172,067

The accompanying notes are part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”).  The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.  The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979.  Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

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

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No.52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008.  Banks are also regulated by resolutions and agreements issued by this entity.  The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Bladex Head Office’s subsidiaries are the following:

-
Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000.  Bladex Holdings Inc. exercises control over the following subsidiary companies:

•
Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”).  On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

•	Clavex, LLC incorporated on June 15, 2006, under the laws of the State of Delaware, USA, a dormant company since February 2007.

-
The Feeder is an entity in which Bladex Head office owns 88.67% as of December 31, 2010, and 82.34% as of December 31, 2009.  The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands.  The Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

-
Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil.  Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

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

The Bank has representative offices in Buenos Aires, Argentina, in Mexico City, D.F., Mexico, in Porto Alegre, Brazil, and in Monterrey, Mexico, and an international administrative office in Miami, Florida, USA. The offices in Porto Alegre and Monterrey started operations in 2010.

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

Notes to consolidated financial statements

On August 12, 2010, the Bank received authorization to open a representative office in the city of Lima, Peru. Additionally, on September 24, 2010, the Bank received authorization to open two new subsidiaries, one in Cayman Islands and the other in Brazil.

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

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”).  All other literature is considered non-authoritative.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries.  Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest.  All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the “Feeder-Master” structure where the Feeder’s shareholding is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company.  In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Fund in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

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

Notes to consolidated financial statements

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest in the investment fund” line item between liabilities and stockholders’ equity.  The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.

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

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

g)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements.  Interest is recognized in the statement of income over the life of the transaction. The market value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase.  Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the assets to be repurchased are the same or substantially the same as those transferred; the transferor is able to repurchase them with the collateral received, keeping substantially the agreed terms, even in the event of default of the transferee; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.  In order to be able to repurchase assets on substantially the agreed terms, even in the case of default from the counterparty, the transferor must at all times, during the contract term, have obtained cash or other collateral sufficient to fund substantially all the cost of purchasing the transferred assets from other counterparties.

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

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income is accreted to the amortized cost of the debt security prospectively over its remaining life.

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

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets.  The Bank determined that it is not practicable to obtain the market value of these investments, as these shares are not traded in a secondary market.  Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets (See Note 10).

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

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed on a cash basis (non-accrual) when interest or principal is overdue for 90 days or more, or before if the Bank’s management believes there is an uncertainty with respect to the ultimate collection of principal or interest.

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

A loan is classified as a troubled debt restructuring if a significant concession is granted to the borrower due to the deterioration in its financial condition.  Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

The Bank maintains a system of internal credit quality indicators.  These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders.  A description of these indicators is as follows:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.
7	Special Mention
Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard
Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful
Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms.  Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable
Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

Loans with ratings between 1 and 4 are reviewed annually, ratings 5 and 6 are reviewed semi-annually, and those with greater ratings are reviewed quarterly.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions.  The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

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

The allowance for possible credit losses includes an asset-specific component and a formula-based component.  The asset-specific component relates to the provision for losses on credits considered impaired and measured on a case-by-case basis.  A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit.  The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment.  The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default.  The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases.  The loss given default is based on Bladex’s historical losses experience and best practices.  The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.

-
Probabilities of Default (PD) = one-year probability of default applied to the portfolio.  Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.

-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of  prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

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

r)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

s)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings.  Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

t)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans.  Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee.  The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model.  The options’ expected term is calculated using the simplified weighted average method because the Bank does not have sufficient historical exercise data to provide for a reasonable basis to estimate expected term.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

u)	Derivative financial instruments and hedge accounting

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

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in U.S. dollars and cross-currency swaps.  Derivative contracts designated and qualifying for hedge accounting are reported in the balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied.  In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged.  Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively.  The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly.  Any ineffectiveness must be reported in current-period earnings.  The Bank discontinues hedge accounting prospectively in the following situations:

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

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value.  For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings.  If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.  For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the income statement when the hedged cash flows affect earnings.  The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging.  If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

v)	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar equivalents using period-end spot foreign exchange rates.  The effects of translation of monetary assets and liabilities into the U.S. dollar are included in earnings.

w)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
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

x)	Redeemable noncontrolling interest in the investment fund

The redeemable noncontrolling interest in the Feeder represents the participation of other investors in the net assets of the Feeder.

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

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

y)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year.  Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share.  The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options.  The number of potential common shares that would be issued is determined using the treasury stock method.

z)	Recently issued accounting standards

During 2010, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect; or if effective, have not had an impact on the consolidated financial statements.  These standards establish the following:

ASU 2010-10 – Consolidation (Topic 810)

The objective of this update is to defer the application of FAS 167 (ASU 2009-17 - Consolidations) for certain investment companies that have attributes subject to Topic 946 – Financial Services – Investment Companies.

This update is effective for financial statements beginning after November 15, 2009.  This update has not had an impact on the Bank’s consolidated financial statements.

ASU 2010-20 – Receivables (Topic 310)

This update requires that entities disclose information for financial receivables at disaggregated levels,  roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables, its aging, and disclosures about troubled debt restructurings.

The disclosures related to the credit quality of receivables are in effect as of December 31, 2010, and are included in Notes 7 and 8.  The disclosures about the activity of the allowance for credit losses are effective for annual periods beginning on or after December 15, 2010.  The Bank is evaluating the potential impact of the disclosures for the allowance for credit losses.  Disclosure requirements about troubled debt restructurings have been temporarily delayed as prescribed by ASU 2011-01 “Deferral of the effective date of disclosures about troubled debt restructurings”.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
(In thousands of US$)	2010	2009

Cash and due from banks	5,570	2,961
Interest-bearing deposits in banks	431,144	421,595
Total	436,714	424,556
Less:
Pledged deposits	16,075	22,582
	420,639	401,974

On December 31, 2010 and 2009, the New York Agency had a pledged deposit with a carrying value of $3 million and $5.5 million, respectively, with the New York State Banking Department, as required by law since March 1994.  As of December 31, 2010, the Bank has pledged deposits of $13.1 million to secure derivative financial instruments transactions and repurchase agreements.

As of December 31, 2009 the Bank had pledged deposits of $17.1 million to secure derivative financial instruments transactions.

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
	2010	2009
(In thousands of US$)

Trading assets:
Sovereign bonds	45,058	44,875
Corporate bonds	5,354	5,400
Credit default swap	-	2
Total	50,412	50,277

Trading liabilities:
Interest rate swaps	3,031	2,514
Cross-currency interest rate swaps	907	638
Total	3,938	3,152

Sovereign and corporate bonds outstanding as of December 31, 2010, have generated gains of $0.1 million and $3.3 million during 2010 and 2009, respectively, which have been recorded in earnings.

As of December 31, 2010, bonds with a carrying value of $34.2 million secured repurchase agreements accounted for as secured borrowings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

During 2010 and 2009, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	December 31,
	2010	2009
(In thousands of US$)

Forward repurchase agreements	-	2,570
Interest rate swaps	(2,091)	(551)
Cross-currency interest rate swaps	(1,662)	(638)
Credit default swap	13	110
Total	(3,740)	1,491

These gains (losses) are reported within the net gain (loss) from trading securities line in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 20.

As of December 31, 2010 and 2009, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges of securities available-for-sale and foreign-currency loans, respectively, that no longer qualify for hedge accounting.

As of December 31, 2010 and 2009, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	2010			2009
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	46,800	-	3,031	46,800	-	2,514
Cross-currency interest rate swaps	8,179	-	907	15,496	-	638
Credit default swap	-	-	-	3,000	2	-

Total	54,979	-	3,938	65,296	2	3,152

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	December 31, 2010
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	39,600	995	290	40,305
Chile	26,493	1,090	-	27,583
	66,093	2,085	290	67,888
Sovereign debt:
Brazil	42,259	5,253	-	47,512
Colombia	101,222	5,634	355	106,501
Dominican Republic	3,118	79	-	3,197
El Salvador	15,299	292	-	15,591
Mexico	45,796	2,057	8	47,845
Panama	36,605	2,269	79	38,795
Venezuela	25,100	1,050	229	25,921
	269,399	16,634	671	285,362

Total	335,492	18,719	961	353,250
	December 31, 2009
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	26,428	1,044	-	27,472
Chile	26,763	1,308	-	28,071
Panama	20,008	912	-	20,920
	73,199	3,264	-	76,463
Sovereign debt:
Brazil	86,583	6,817	-	93,400
Colombia	131,852	8,210	892	139,170
Dominican Republic	6,347	93	-	6,440
El Salvador	15,755	174	-	15,929
Mexico	56,194	1,236	550	56,880
Panama	21,057	1,649	-	22,706
Peru	28,441	1,746	-	30,187
Venezuela	14,979	830	-	15,809
	361,208	20,755	1,442	380,521

Total	434,407	24,019	1,442	456,984
As of December 31, 2010 and 2009, securities available-for-sale with a carrying value of $235.6 million and $78.5 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	December 31, 2010
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	13,756	290	-	-	13,756	290
Sovereign debt	35,737	464	10,063	207	45,800	671
	49,493	754	10,063	207	59,556	961

	December 31, 2009
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Sovereign debt	24,138	550	24,720	892	48,858	1,442

Gross unrealized losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers.  The sovereign debt that shows an unrealized gross loss for more than twelve months relates to a counterparty whose payment performance is and continues to be strong.  The price of the bonds in question has seen a recovery during 2010.  Historically, this counterparty has not failed to perform on its obligations.  As of December 31, 2010 the Bank does not intent to sell and will not be required to sell the security available-for-sale showing a gross unrealized loss before the recovery of its amortized cost. As a result, the Bank does not consider this exposure to be other-than temporary impaired.

The following table presents the realized gains and losses on securities available-for-sale:

(In thousands of US$)	Year ended December 31,
	2010	2009	2008

Gains	2,346	1,276	2,173
Losses	-	(730)	(2,106)
Net	2,346	546	67

Losses on securities available-for-sale during 2008 were mainly the result of transactions of securities sold under repurchase agreements accounted for as sales at the transfer date of those securities (see Note 12).

An analysis of realized losses is described below:

	Year ended December 31,
(In thousands of US$)	2010	2009	2008

Realized losses on sale of securities available-for-sale	-	(730)	(79)
Realized losses for transfers of securities under repurchase agreements accounted for as sales (see Note 12)	-	-	(2,027)
Total realized loss	-	(730)	(2,106)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The amortized cost and fair value of securities available-for-sale by contractual maturity as of December 31, 2010, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	18,417	18,788
After 1 year but within 5 years	306,960	324,576
After 5 years but within 10 years	10,115	9,886
	335,492	353,250
Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	December 31, 2010
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Panama	8,500	-	-	8,500

Sovereign debt:
Colombia	13,018	64	-	13,082
Costa Rica	5,025	-	12	5,013
Honduras	4,638	-	27	4,611
Panama	2,000	-	-	2,000
	24,681	64	39	24,706

Total	33,181	64	39	33,206

Securities that show gross unrealized losses have had losses for less than 12 months; and therefore, such losses are considered temporary.

The amortized cost of securities held-to-maturity by contractual maturity as of December 31, 2010, are shown in the following table:

(In thousands of US$)	Amortized Cost

Due within 1 year	13,525
After 2 years but within 5 years	19,656
33,181

As of December 31, 2010, securities held-to-maturity with a carrying value of $13 million, were pledged to secure repurchase agreements accounted for as secured financings.

6.	Investment fund

The balance in the investment fund for $167.3 million in 2010 and $197.6 million in 2009 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Fund’s net assets are mainly composed by cash, investments in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets.

As of December 31, 2010, the Feeder owns 97.56% of the Fund with a total of 146,134.7 shares issued, divided in 9,090.9 “Class A” shares, 7,968.5 “Class A1” shares, 128,367.2 “Class B” shares and 708.1  “Class E1” shares.

As of December 31, 2009, the Feeder owned 98.42% of the Fund with a total of 164,925.2 shares issued, divided in 30,725.5 “Class A” shares, 133,491.6 “Class B” shares and 708.1 “Class E1” shares.

The Fund has issued “Class A”, “Class A1”, “Class B”, “Class C”, “Class D”, “Class E” and “Class E1” shares and administrative shares.  “Class A”, “Class A1” and “Class B” shares are participating shares in the net gains (losses) of the Fund, and only differ in relation to certain administrative fees.  “Class C” and “Class D” shares do not participate in the net gains (losses) of the Fund; they are only entitled to the performance allocation from “Class A”, “Class A1” and “Class B” shares.  The “Class E” and “Class E1” shares are not subject to either administrative fees or performance allocation.  The Bank owns the Feeder’s and the Fund’s administrative shares.

“Class A”, “Class A1” and “Class E” shares can be redeemed monthly by investors with 30 day’s notice.  $100 million of the “Class B” shares cannot be redeemed until December, 2011.

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2010	2009

Corporations:
Private	1,772,232	1,152,834
State-owned	312,154	193,486
Banking and financial institutions:
Private	1,381,266	874,884
State-owned	319,796	333,574
Middle-market companies:
Private	224,758	128,710
Sovereign	54,126	95,774
Total	4,064,332	2,779,262

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2010	2009

Banking and financial institutions	1,701,062	1,208,458
Industrial	894,355	712,931
Oil and petroleum derived products	616,708	318,850
Agricultural	548,894	230,674
Mining	111,639	71,383
Services	61,587	70,968
Sovereign	54,126	95,774
Others	75,961	70,224
Total	4,064,332	2,779,262

As of December 31, 2010, loans classified by credit quality indicators are as follows:

(In thousands of US$)
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	1,744,232	312,154	1,381,266	319,796	223,756	54,126	4,035,330
7	-	-	-	-	-	-	-
8	28,000	-	-	-	1,002	-	29,002
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	1,772,232	312,154	1,381,266	319,796	224,758	54,126	4,064,332

(1)	Current ratings as of December 31, 2010.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2010	2009
Current(1):
Up to 1 month	473,836	252,792
From 1 month to 3 months	705,147	490,757
From 3 months to 6 months	942,989	559,640
From 6 months to 1 year	718,649	526,385
From 1 year to 2 years	463,969	422,796
From 2 years to 5 years	703,397	458,327
More than 5 years	27,343	28,335
	4,035,330	2,739,032

Delinquent	-	4,480

Impaired:
Current balances with impairment	28,000	30,000
Past due balances with impairment	1,002	5,750
	29,002	35,750
Total	4,064,332	2,779,262

(1)      December 31, 2009’s current loans include unimpaired loans on non-accrual status for $14,784 thousand.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2010	2009
Country:
Argentina	237,062	72,746
Brazil	1,582,761	1,334,905
Chile	328,447	258,257
Colombia	584,549	200,490
Costa Rica	87,537	82,906
Dominican Republic	135,291	31,364
Ecuador	18,121	23,097
El Salvador	39,036	40,650
Guatemala	92,104	73,809
Honduras	37,518	22,984
Jamaica	64,457	31,297
Mexico	403,829	301,929
Nicaragua	-	700
Panama	47,485	41,492
Peru	343,135	161,047
Trinidad and Tobago	63,000	71,589
Uruguay	-	30,000
	4,064,332	2,779,262

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	December 31,
	2010	2009

Fixed interest rates	2,003,631	1,310,754
Floating interest rates	2,060,701	1,468,508
	4,064,332	2,779,262

As of December 31, 2010 and 2009, 88% and 80%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following is a summary of information in non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2010	2009	2008

Loans in non-accrual status
Private corporations	28,000	39,000	-
Private middle-market companies	1,002	11,534	-
Total loans in non-accrual status	29,002	50,534	-

Foregone interest revenue at beginning of the year	928	-	-
Interest which would have been recorded if the loans had not been in a non-accrual status	3,403	1,775	-
Interest income collected on non-accruing loans	(3,335)	(847)	-
Foregone interest revenue at end of the year	996	928	-

An analysis of non-accruing loans with impaired balances as of December 31, 2010 and 2009 is detailed as follows:

(In thousands of US$)
	Unpaid principal balance	Related allowance	Average balance of loan	Interest income recognized
2010
With an allowance recorded
Private corporations	28,000	11,200	29,151	2,492
Private middle-market companies	1,002	300	887	-
Total	29,002	11,500	30,038	2,492

(In thousands of US$)
	Unpaid principal balance	Related allowance	Average balance of loan	Interest income recognized
2009
With an allowance recorded
Private corporations	30,000	12,000	15,123	712
Private middle-market companies	5,750	2,357	1,465	-
Total	35,750	14,357	16,588	712

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
2010
Corporations	-	-	-	-	-	-	2,084,386	2,084,386
Banking and financial institutions	-	-	-	-	-	-	1,701,062	1,701,062
Middle-market companies	-	-	-	1,002	1,002	-	223,756	224,758
Sovereign	-	-	-	-	-	-	54,126	54,126
Total	-	-	-	1,002	1,002	-	4,063,330	4,064,332

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
2009
Corporations	-	-	-	-	-	-	1,346,320	1,346,320
Banking and financial institutions	-	-	-	-	-	-	1,208,458	1,208,458
Middle-market companies	-	5,750	-	-	5,750	4,480	118,480	128,710
Sovereign	-	-	-	-	-	-	95,774	95,774
Total	-	5,750	-	-	5,750	4,480	2,769,032	2,779,262

As of December 31, 2010 and 2009, the Bank has credit transactions in the normal course of business with 25% and 18%, respectively, of its Class “A” and “B” stockholders (see Note 15).  All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures.  As of December 31, 2010 and 2009, approximately 15% and 20%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties.  As of December 31, 2010, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the year 2010, the Bank sold loans with a book value of $20 million, with a net gain of $201 thousand. There were no loan sales during 2009.

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	December 31,
	2010	2009	2008

Balance at beginning of the year	73,789	54,648	69,643

Provision (reversal of provision) for loan losses	9,091	18,293	(18,540)
Loan recoveries	996	866	3,545
Loans written-off against the allowance for loan losses	(5,261)	(18)	-
Balance at end of the year	78,615	73,789	54,648
Components:
Generic allowance	67,115	59,432	54,648
Specific allowance	11,500	14,357	-
Total allowance for loan losses	78,615	73,789	54,648

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio.  The increase in the generic allowance for loan losses in 2010 was primarily due to an increase in the loan portfolio mitigated by an improvement of the risk profile of the Region and a prudent portfolio management.

Following is a summary as of December 31, 2010 of loan balances and reserves for loan losses:

(In thousands of US$)
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Specific allowance	11,200	-	300	-	11,500
Generic allowance	42,960	18,790	4,965	400	67,115
Total of allowance for loan losses	54,160	18,790	5,265	400	78,615
Loans
Loans with specific allowance	28,000	-	1,002	-	29,002
Loans with generic allowance	2,056,386	1,701,062	223,756	54,126	4,035,330
Total loans	2,084,386	1,701,062	224,758	54,126	4,064,332

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	December 31,
	2010	2009	2008

Balance at beginning of the year	27,261	30,724	13,727

Provision (reversal of provision) for losses on off-balance sheet credit risk	(13,926)	(3,463)	16,997
Balance at end of the year	13,335	27,261	30,724

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 18).  The 2010’s decrease in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and improvement of the risk profile of the portfolio, together with the purchase of international insurance to mitigate exposures on the off-balance sheet credit risk portfolio.

9.	Premises and equipment

A breakdown of cost and accumulated depreciation and amortization for premises and equipment as of December 31, 2010 and 2009 is as follows:

(In thousands of US$)	December 31,
	2010	2009

Land	462	462
Building and improvements	5,365	5,254
Furniture and equipment	17,345	16,323
	23,172	22,039
Less: accumulated depreciation and amortization	16,640	14,290
	6,532	7,749

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

In 2008, the Bank recorded impairment on a portion of a financial information system for $968 thousand that was included in the depreciation, amortization and impairment of premises and equipment expense line.

10.	Other assets

As of December 31, 2010 and 2009, other assets include an equity investment in a private investment fund with a carrying value of $1.7 million and $1.9 million, respectively.  During 2010, the Bank did not increase its participation in this fund.

11.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	December 31,
	2010	2009

Demand	100,352	51,375
Up to 1 month	1,173,415	586,949
From 1 month to 3 months	286,806	324,702
From 3 months to 6 months	143,352	273,220
From 6 months to 1 year	117,000	20,000
	1,820,925	1,256,246

The following table presents additional information about deposits:

(In thousands of US$)	December 31,
	2010	2009

Aggregate amounts of time deposits of $100,000 or more	1,720,106	1,204,657
Aggregate amounts of deposits in offices outside Panama	221,185	418,157
Interest expense paid to deposits in offices outside Panama	2,746	5,821

12.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $264.9 million and $71.3 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, 2009 and 2008, interest expense related to financing transactions under repurchase agreements totaled $1.5 million, $5.9 million, and $16.9 million, respectively, were recorded.  These expenses are presented in the consolidated statements of income as interest expense –borrowings.

As of December 31, 2010 and 2009, all financing transactions under repurchase agreements qualified as secured financings.  During 2008, the Bank entered into repurchase agreements that qualified as sales under ASC Topic 860 - Transfers and Servicing.  These transactions specifically referred to repurchase agreements on which the Bank was required to take larger discounts or “haircuts” than in the past, as a result of the outbreak of the liquidity and credit crisis in the financial markets near the end of 2008.  These were short-term repurchase agreements with anticipated maturity dates within the first quarter of 2009, transacted with counterparties of high repute.  The Bank reacquired all the securities that guaranteed these transactions.

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

The effects in the statement of income for the year ended December 31, 2008 of transfers of securities under repurchase agreements is summarized below:

(In thousands of US$)	2008

Loss in sale transactions under repurchase agreements	(2,027)
Changes in fair value of financial instruments resulting from transfers of securities under repurchase agreements	(20,935)
Total loss in transfers of securities under repurchase agreements	(22,962)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

13.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions, together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2010	2009

Advances from financial institutions:
At fixed interest rates	1,000,400	317,800
At floating interest rates	95,000	10,000
Total short-term borrowings	1,095,400	327,800

Average outstanding balance during the year	541,978	498,751

Maximum balance at any month-end	1,095,400	693,900

Range of fixed interest rates on borrowings in U.S. dollars	0.69% to 1.65%	0.85% to 2.70%

Range of floating interest rates on borrowings in U.S. dollars	0.85% to 1.29%	2.66%

Weighted average interest rate at end of the year	1.13%	1.62%

Weighted average interest rate during the year	1.20%	3.34%

The Bank has at its favor an unused commitment for short-term financing for $50 million bearing a 0.25% annual fee, maturing in October 2011. In the event this commitment is used, a rate of LIBOR 6 months plus a margin according to prevailing market conditions would be applied.

14.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks.  Debt instruments consist of Euro-Notes and another issuance in Latin America.  The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2010	2009

Borrowings:
At fixed interest rates with due dates from January 2011 to September 2013	26,892	83,334
At floating interest rates with due dates from March 2011 to July 2013	1,004,421	1,259,478
Total borrowings	1,031,313	1,342,812

Debt:
At fixed interest rates with due dates in November 2014	43,827	42,575
At floating interest rates	-	5,000
Total debt	43,827	47,575

Total borrowings and long-term debt outstanding	1,075,140	1,390,387

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	December 31,
(In thousands of US$)	2010	2009

Average outstanding balance during the year	1,240,750	1,208,007

Maximum outstanding balance at any month-end	1,400,307	1,390,387

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.53% to 3.10%	2.25% to 4.64%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.53% to 2.52%	0.55% to 2.78%

Range of fixed interest rates on borrowings in Mexican pesos	7.50% to 9.90%	8.20% to 9.90%

Range of floating interest rates on borrowings in Mexican pesos	5.76% to 5.80%	5.93% to 5.96%

Fixed interest rate on debt in Peruvian soles	6.50%	6.50%

Weighted average interest rate at the end of the year	2.10%	2.07%

Weighted average interest rate during the year	2.07%	3.07%

The Bank's funding activities include a Euro-Note program, which may be used to issue notes for up to $2.3 billion, with maturities from 90 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies.

The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties.  As of December 31, 2010, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding as of December 31, 2010, are as follows:

(In thousands of US$)
Due in:	Outstanding

2011	388,775
2012	298,196
2013	344,342
2014	43,827
1,075,140

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

15.     Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)
“Class F”; can only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one to one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2010:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total

Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2008	6,342,189	2,660,847	27,367,113	-	36,370,149
Conversions	-	(43,063)	43,063	-	-
Restricted stock issued	-	-	31,246	-	31,246
Exercised stock options - compensation plans	-	-	11,693	-	11,693
Outstanding at December 31, 2008	6,342,189	2,617,784	27,453,115	-	36,413,088
Conversions	-	(32,902)	32,901	-	(1)
Restricted stock issued	-	-	37,934	-	37,934
Exercised stock options - compensation plans	-	-	82,180	-	82,180
Restricted stock units - vested	-	-	12,415	-	12,415
Outstanding at December 31, 2009	6,342,189	2,584,882	27,618,545	-	36,545,616
Conversions	-	(42,861)	42,860	-	(1)
Repurchase of common stock	-	-	(200)	-	(200)
Restricted stock issued	-	-	38,115	-	38,115
Exercised stock options - compensation plans	-	-	82,106	-	82,106
Restricted stock units - vested	-	-	44,904	-	44,904
Outstanding at December 31, 2010	6,342,189	2,542,021	27,826,330	-	36,710,540

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands, except for share data)	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding at January 1, 2008	318,140	10,708	568,010	15,655	4,723,543	107,425	5,609,693	133,788
Restricted stock issued	-	-	-	-	(31,246)	(745)	(31,246)	(745)
Exercised stock options – compensation plans	-	-	-	-	(11,693)	(280)	(11,693)	(280)
Outstanding at December 31, 2008	318,140	10,708	568,010	15,655	4,680,604	106,400	5,566,754	132,763
Restricted stock issued	-	-	-	-	(37,934)	(905)	(37,934)	(905)
Exercised stock options – compensation plans	-	-	-	-	(82,180)	(1,960)	(82,180)	(1,960)
Restricted stock units - vested	-	-	-	-	(12,415)	(296)	(12,415)	(296)
Outstanding at December 31, 2009	318,140	10,708	568,010	15,655	4,548,075	103,239	5,434,225	129,602
Repurchase of common stock	-	-	-	-	200	3	200	3
Restricted stock issued	-	-	-	-	(38,115)	(909)	(38,115)	(909)
Exercised stock options – compensation plans	-	-	-	-	(82,106)	(1,958)	(82,106)	(1,958)
Restricted stock units - vested	-	-	-	-	(44,904)	(1,071)	(44,904)	(1,071)
Outstanding at December 31, 2010	318,140	10,708	568,010	15,655	4,383,150	99,304	5,269,300	125,667

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

16.	Cash and stock-based compensation plans

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

A. 2008 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for Directors and Executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments.  The maximum aggregate number of shares which may be issued under this plan is two million “Class E” common shares.  The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the Directors and Executives to whom the Award may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.

During 2010, 2009 and 2008, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stock – Directors

In July 2010, 2009 and 2008, the Board of Directors granted 38,115, 37,934 and 31,246, respectively,   “Class E” common shares worth $50 thousand for each Director and $75 thousand to the Chairman of the Board.  The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on July 9, 2010, July 10, 2009 and July 11, 2008, respectively.  The restricted stock vests in five years at a rate of 20% each year, beginning the year following the grant date. The fair value of restricted stock granted totaled $475 thousand in 2010, 2009 and 2008, of which $270 thousand, $139 thousand and $44 thousand were charged against income during 2010, 2009 and 2008, respectively.  The remaining cost pending amortization of $972 thousand will be amortized over 3.73 years.

A summary as of December 31, 2010 of the restricted stock granted to Directors during the years 2010, 2009 and 2008 is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2008	-	-
Granted	31,246	$15.20
Vested	-	-
Outstanding at December 31, 2008	31,246	15.20
Granted	37,934	12.52
Vested	(6,242)	15.20
Outstanding at December 31, 2009	62,938	13.58
Granted	38,115	12.46
Vested	(13,026)	13.80
Outstanding at December 31, 2010	88,027	$13.07
Expected to vest	88,027	$13.07
The fair value of vested stock during the years 2010 and 2009 was $180 thousand and $95 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $2.4 million in 2010, $2.3 million in 2009 and $1.6 million in 2008, where 50% were granted in restricted stock units, and 50% in stock purchase options.

The Bank grants one “Class E” share per each exercised option or vested restricted stock unit.

Restricted stock units:

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date.  These stock units vest 25% each year on the grant date’s anniversary.

Compensation costs of these restricted stock units are amortized during the period of restriction.  Costs charged against income during 2010, 2009 and 2008 due to the amortization of these grants totaled $742 thousand, $436 thousand and $178 thousand, respectively.  The remaining compensation cost pending amortization of $1,752 thousand will be amortized over 2.53 years.

A summary as of December 31, 2010, 2009 and 2008 of the status of the restricted stock units granted to certain Executives and changes during the years 2010, 2009 and 2008 are presented below:

	Stock units	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	-	-
Granted	52,982	$15.43
Forfeited	(756)	15.43
Outstanding at December 31, 2008	52,226	15.43
Granted	132,020	8.67
Forfeited	(5,713)	11.44
Vested	(12,415)	15.43
Outstanding at December 31, 2009	166,118	10.20
Granted	101,496	12.04
Forfeited	-	-
Vested	(44,904)	10.59		$162
Outstanding at December 31, 2010	222,710	$10.96	2.53 years	$1,671
Expected to vest	222,710	$10.96		$1,671

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The fair value of vested stock during the years 2010 and 2009 was $476 thousand and $192 thousand, respectively.

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2010, 2009 and 2008 was estimated using the “Black-Scholes” option-pricing model, based on the following factors:

	2010	2009	2008
Weighted average fair value per option	$2.91	$1.90	$3.52
Weighted average expected term, in years	4.75	4.75	5.50
Expected volatility	37%	37%	37%
Risk-free rate	2.32%	1.79%	2.72%
Expected dividend	5.00%	6.00%	4.84%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2010, 2009 and 2008 as a result of the amortization of these plans amounted to $742 thousand, $436 thousand and $178 thousand, respectively.  The remaining compensation cost pending amortization of $1,752 thousand in 2010 will be amortized over a period of 2.53 years.  A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	-	-
Granted	232,403	$15.43
Forfeited	(3,318)	15.43
Outstanding at December 31, 2008	229,085	15.43
Granted	601,985	10.15
Forfeited	(27,076)	12.43
Outstanding at December 31, 2009	803,994	$11.58
Granted	420,777	13.52
Forfeited	(646)	15.43
Exercised	(82,106)	10.15
Outstanding at December 31, 2010	1,142,019	$12.39	5.29 years	$6,928
Exercisable	172,898	$13.46	4.12 years	$865
Expected to vest	969,121	$12.20	5.44 years	$6,063

The intrinsic value of exercised options during the year ended December 31, 2010 was $383 thousand. During the year ended December 31, 2010 the Bank received $834 thousand from exercised options.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

B.  Restricted Stock – Directors (Discontinued)

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008.  No grants were made after the 2007’s grant. The restricted stock vests at a rate of 20% each year on the grant date’s anniversary.

Related costs to outstanding restricted stock were charged against income totaled $108 thousand, $123 thousand and $217 thousand in 2010, 2009 and 2008, respectively.  As of December 31, 2010, the Bank had unrecognized compensation costs of $139 thousand related to this plan that will be amortized over 1.49 years.

A summary as of December 31, 2010 of restricted stock granted to Directors under this plan and changes during 2010, 2009 and 2008 is presented below:

	Shares	Weighted average grant date fair value
Non vested at January 1, 2008	44,456	$17.87
Granted	-	-
Vested	(23,037)	15.83
Non vested at December 31, 2008	21,419	20.07
Granted	-	-
Vested	(6,746)	19.25
Non vested at December 31, 2009	14,673	20.45
Granted	-	-
Vested	(5,756)	19.95
Non vested at December 31, 2010	8,917	$20.77
Expected to vest	8,917	$20.77

The total fair value of vested stock during the years ended December 31, 2010, 2009 and 2008 was $115 thousand, $130 thousand and $365 thousand, respectively.

C.  Stock Option Plan 2006 – Directors and Executives (Discontinued)

The 2006 Stock Option Plan was terminated in 2008.  The options granted under this plan expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.  No grants were made after the 2007’s grant.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $221 thousand in 2010 and 2009, and $236 thousand in 2008.  As of December 31, 2010, unrecognized compensation cost of $25 thousand related to this plan will be amortized over 1.4 months.

A summary as of December 31, 2010 of the share options granted to Directors and certain Executives and changes during 2008, 2009 and 2010 is presented below:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	208,765	$16.34
Forfeited	(1,059)	16.34
Outstanding at December 31, 2008	207,706	16.34
Forfeited	-	-
Outstanding at December 31, 2009	207,706	16.34
Forfeited	-	-
Outstanding at December 31, 2010	207,706	$16.34	3.12 years	$440
Exercisable at December 31, 2010	140,652	$16.34	3.12 years	$298
Expected to vest	67,054	$16.34	3.12 years	$142
D.  Indexed Stock Option Plan (Discontinued)

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain executives of the Bank, which was subsequently terminated in April 2006.  The indexed stock options expire in ten years and are vested at a rate of 25% each year on the grant date’s anniversary.  The exercise price is adjusted based on the change in a customized Latin American general market index.  As of December 31, 2010, there was no compensation cost pending amortization.  Related costs charged against income amounted to $17 thousand, $241 thousand and $440 thousand in 2010, 2009 and 2008, respectively.

A summary as of December 31, 2010 and changes during the years 2008, 2009 and 2010 of the indexed stock purchase options is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2008	504,885	$14.47
Forfeited	(26,574)
Exercised	(10,662)	14.19
Outstanding at December 31, 2008	467,649	12.93
Forfeited	-	-
Exercised	(82,180)	9.84
Outstanding at December 31, 2009	385,469	17.46
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2010	385,469	$17.98	4.45 years	$348
Exercisable at December 31, 2010	385,469	$17.98	4.45 years	$348

The intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $252 thousand and $41 thousand, respectively.  During the years ended December 31, 2009 and 2008, the Bank received $808 thousand and $151 thousand, respectively, from exercised options.  All options are available to be exercised as of December 31, 2010.

E.  1995 and 1999’s Stock Option Plan (Discontinued)

During 1995 and 1999, the Board of Directors approved two stock option plans for employees.  Under these plans, stock options were granted at a purchase price equal to the average market value of the common stock at the grant date.  One third of the options may be exercised on each successive year after the grant date and expire on the tenth anniversary after the grant date.  These plans were discontinued in 2003; therefore, no additional stock options have been granted.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

A summary of the status as of December 31, 2010 of the stock options granted and changes during 2010, 2009 and 2008 of these option plans is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)

Outstanding at January 1, 2008	38,163	$31.46
Forfeited	(15,163)	27.63
Expired	(8,650)	42.56
Outstanding at December 31, 2008	14,350	28.81
Forfeited	(533)	27.72
Expired	(2,082)	23.03
Outstanding at December 31, 2009	11,735	29.89
Forfeited	-	-
Expired	(3,615)	23.16
Outstanding at December 31, 2010	8,120	$32.88	0.10 years	$0
Exercisable at December 31, 2010	8,120	$32.88	0.10 years	$0

All options are available to be exercised as of December 31, 2010.

F.  Deferred Compensation Plan (the “DC Plan”)

In 1999, the Board of Directors approved the DC Plan, which was subsequently terminated in 2003.  The Bank could grant a number of deferred equity units (“DEU”).  Eligible employees would vest the DEU after three years of service, and distributions were made on the later of (i) the date the vested DEU were credited to the employee’s account, and (ii) ten years the employee was first credited with DEU.  Participating employees received dividends with respect to their unvested deferred equity units.

A summary on changes is presented below:

	2010	2009	2008
Outstanding at beginning of year	18,755	19,609	22,182
Exercised	(1,009)	(854)	(2,573)
Outstanding at end of year	17,746	18,755	19,609

Related cost charged against income related to this plan amounted to $11 thousand in 2010 and 2009, and $18 thousand in 2008.

G.  Other plans - Expatriate Officer Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system.  The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary.  Contributions to this plan are managed by a fund manager through a trust.  The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank.  During the years 2010, 2009 and 2008, the Bank charged to salaries expense $117 thousand, $116 thousand and $241 thousand, respectively, that correspond to the Bank’s contributions to this plan.  As of December 31, 2010 and 2009, the accumulated liability payable amounted to $307 thousand and $386 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

17.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2010	2009	2008

Net income attributable to Bladex for both basic and diluted EPS	42,244	54,862	55,119

Weighted average common shares outstanding - applicable to basic EPS	36,647	36,493	36,388
Basic earnings per share	1.15	1.50	1.51

Weighted average common shares outstanding
applicable to diluted EPS	36,647	36,493	36,388
Effect of dilutive securities (1):
Stock options and restricted stock units plans	167	78	52
Adjusted weighted average common shares outstanding applicable to diluted EPS	36,814	36,571	36,440
Diluted earnings per share	1.15	1.50	1.51

(1)
As of December 31, 2010, 2009 and 2008, weighted average options of 760,284, 769,790 and 943,051, respectively, were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	December 31,
	2010	2009

Confirmed letters of credit	196,287	206,953
Stand-by letters of credit and guarantees:
Country risk	-	10,000
Commercial risk	38,410	40,651
Credit derivative	-	3,000
	38,410	53,651
Credit commitments	118,863	70,181
	353,560	330,785

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2010, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount

Within 1 year	326,597
From 1 to 2 years	26,185
From 2 to 5 years	-
After 5 years	778
353,560

As of December 31, 2010 and 2009 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)
Country:	2010	2009
Brazil	66,700	22,500
Colombia	-	3,000
Costa Rica	32,160	24,278
Dominican Republic	86	130
Ecuador	121,245	112,039
El Salvador	25	1,770
Guatemala	1,475	975
Honduras	430	430
Jamaica	125	-
Mexico	50,964	57,682
Panama	1,200	-
Peru	39	-
Switzerland	500	-
Uruguay	170	15,788
Venezuela	78,441	92,193
	353,560	330,785

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

Notes to consolidated financial statements

Credit commitments
Commitments to extend credit are binding legal agreements to lend to customers.  Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank.  As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Credit derivative
Credit derivative represented a guarantee issued by the Bank to the buyer of the derivative instrument, where the Bank guaranteed the payment of principal if the underlying financial instrument was impaired and its original issuer would have not complied with principal payments; therefore, the impairment risk was taken by the Bank, which received commission income during the term of this derivative.  The credit derivative matured in July 2010.  As of December 31, 2009, the fair value of this derivative instrument was $2 thousand, and reported in trading assets, in the consolidated balance sheet.

19.	Leasehold commitments

As of December 31, 2010, a summary of leasehold commitments is as follows:

(In thousands of US$)

Year
2011	561
2012	261
2013	243
2014	243
2015	203
1,511

Occupancy expense for years ended December 31, 2010, 2009 and 2008, amounted to $875 thousand, $770 thousand, and $809 thousand, respectively.

20.	Derivative financial instruments for hedging purposes

As of December 31, 2010 and 2009, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2010			2009
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	267,800	591	25,737	353,600	-	30,756
Cross-currency interest rate swaps	148,570	24	25,631	150,118	-	31,975
Cash flow hedges:
Interest rate swaps	20,000	-	1,499	20,000	-	1,956
Cross-currency interest rate swaps	42,633	1,407	150	47,141	-	450
Forward foreign exchange	2,108	81	12	6,832	828	-

Total	481,111	2,103	53,029	577,691	828	65,137

Net gain (loss) on the ineffective portion of hedging activities (2)	(1,446)			(2,534)

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)
Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

2010
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	460

Cross-currency interest rate swaps	1,690	Gain (loss) on foreign currency exchange	1,171	-
Forward foreign exchange	(759)	Interest income - loans	(477)	-
		Gain (loss) on foreign currency exchange	478	-
Total	1,391		1,172	-

2009
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	513

Cross-currency interest rate swaps	6,231	Gain (loss) on foreign currency exchange	(3,430)	-
		Derivative financial instruments and hedging	-	(3)

Forward foreign exchange	(4,773)	Interest expense – borrowings	336	-
		Interest income - loans	313	-
		Gain (loss) on foreign currency exchange	3,861	-
Total	1,971		1,080	(3)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

2010
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(14,760)	22,000	7,240
	Derivative financial instruments and hedging (ineffectiveness)	419	-	419

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	(1,865)	-	(1,865)
	Interest income – loans	(45)	89	44
	Interest expense – borrowings	3,812	(7,046)	(3,234)
	Gain (loss) on foreign currency exchange	7,922	(7,994)	(72)
		(4,517)	7,049	2,532

2009
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income –available-for-sale	(11,959)	27,477	15,518

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	(2,531)	-	(2,531)
	Interest income – loans	(62)	619	557
	Interest expense – borrowings	3,480	(8,098)	(4,618)
	Gain (loss) on foreign currency exchange	591	(5,681)	(5,090)
		(10,481)	14,317	3,836

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

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 3.9 years.

The Bank estimates that approximately $169 thousand of losses reported in OCI as of December 31, 2010 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2011.

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

As of December 31, 2010, 2009 and 2008 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments is as follows:

(In thousands of US$)	Securities Available- for-Sale	Derivative Financial Instruments	Total

Balance as of January 1, 2008	(7,631)	(2,010)	(9,641)
Net unrealized gains (losses) arising from the year	(58,453)	(2,433)	(60,886)
Reclassification adjustment for (gains) losses included in net income (1)	(67)	(1,521)	(1,588)
Balance as of December 31, 2008	(66,151)	(5,964)	(72,115)
Net unrealized gains (losses) arising from the year	63,556	1,971	65,527
Reclassification adjustment for (gains) losses included in net income (1)	(649)	1,077	428
Balance as of December 31, 2009	(3,244)	(2,916)	(6,160)
Net unrealized gains (losses) arising from the year	2,325	1,391	3,716
Reclassification adjustment for (gains) losses included in net income (1)	(2,825)	(1,172)	(3,997)
Balance as of December 31, 2010	(3,744)	(2,697)	(6,441)

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income (loss) in this and previous years.

22.	Fair value of financial instruments

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

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

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

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	2010
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	45,058	-	-	45,058
Corporate bonds	5,354	-	-	5,354
Total trading assets	50,412	-	-	50,412
Securities available –for-sale
Corporate debt	67,888	-	-	67,888
Sovereign debt	285,362	-	-	285,362
Total securities available-for-sale	353,250	-	-	353,250
Investment fund	-	167,291	-	167,291
Derivative financial instruments - receivable
Interest rate swaps	-	591	-	591
Cross-currency interest rate swaps	-	1,431	-	1,431
Forward foreign exchange	-	81	-	81
Total derivative financial instruments - receivable	-	2,103	-	2,103
Total assets at fair value	403,662	169,394	-	573,056

Liabilities
Trading liabilities
Interest rate swaps	-	3,031	-	3,031
Cross-currency interest rate swaps	-	907	-	907
Total trading liabilities	-	3,938	-	3,938
Derivative financial instruments - payable
Interest rate swaps	-	27,236	-	27,236
Cross-currency interest rate swaps	-	25,781	-	25,781
Forward foreign exchange	-	12	-	12
Total derivative financial instruments - payable	-	53,029	-	53,029
Total liabilities at fair value	-	56,967	-	56,967

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	2009
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets

Assets
Trading assets
Sovereign bonds	44,875	-	-	44,875
Corporate bonds	5,400	-	-	5,400
Credit default swap	-	2	-	2
Total trading assets	50,275	2	-	50,277
Securities available –for-sale
Corporate debt	55,543	20,920	-	76,463
Sovereign debt	380,521	-	-	380,521
Total securities available-for-sale	436,064	20,920	-	456,984
Investment fund	-	197,575	-	197,575
Derivative financial instruments - receivable
Forward foreign exchange	-	828	-	828
Total derivative financial instruments - receivable	-	828	-	828
Total assets at fair value	486,339	219,325	-	705,664

Liabilities
Trading liabilities
Interest rate swaps	-	2,514	-	2,514
Cross-currency interest rate swaps	-	638	-	638
Total trading liabilities	-	3,152	-	3,152
Derivative financial instruments - payable
Interest rate swaps	-	32,712	-	32,712
Cross-currency interest rate swaps	-	32,425	-	32,425
Total derivative financial instruments - payable	-	65,137	-	65,137
Total liabilities at fair value	-	68,289	-	68,289

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

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31,
(In thousands of US$)	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Instruments with carrying value that approximates fair value	495,037	495,037	451,668	451,668
Securities held-to-maturity	33,181	33,206	-	-
Loans, net of allowance	3,981,328	4,010,363	2,701,484	2,746,175

Financial liabilities:
Instruments with carrying value that approximates fair value	2,123,149	2,123,149	1,340,420	1,340,420
Short-term borrowings	1,095,400	1,092,265	327,800	327,877
Borrowings and long-term debt	1,075,140	1,047,031	1,390,387	1,381,022
Commitments to extend credit, standby letters of credit, and financial guarantees written	12,162	11,761	29,011	28,113

23.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

24.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk.  As of December 31, 2010, the Bank’s capital adequacy ratio is 16% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

25.	Business segment information

The Bank’s activities are operated and managed in three segments, Commercial, Treasury and Asset Management.  The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting.  The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

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

Commercial incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio.  The commercial portfolio includes book value of loans, acceptances and contingencies.  Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity.  Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, derivative and hedging activities, gains and losses from trading securities, gains and losses on sale of securities available-for-sale, gain and losses on foreign currency exchange, and allocated income and operating expenses.

Asset Management incorporates the balance of the investment fund.  Operating income from the Asset Management Segment includes net interest margin related to the Feeder’s participation in the net interest margin of the Fund, net gains from the investment fund trading, fee income, and allocated operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In millions of US$)	2010	2009	2008

COMMERCIAL
Interest income	104.8	114.3	200.1
Interest expense	(33.2)	(48.1)	(122.0)
Net interest income	71.6	66.2	78.1
Net other income (2)	10.1	6.9	7.8
Operating expenses	(29.9)	(23.4)	(27.5)
Net operating income (3)	51.8	49.7	58.4
(Provision) reversals for loans and off-balance sheet credit losses	4.8	(14.8)	1.5
Recoveries, net of impairment on assets	0.2	(0.1)	(0.8)
Net income attributable to Bladex	56.8	34.8	59.1
Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)	4,060.0	2,775.3	2,614.0
Other assets and contingencies (5)	382.4	331.2	443.6
Total interest-earning assets, other assets and contingencies	4,442.4	3,106.5	3,057.6

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In millions of US$)	2010	2009	2008

TREASURY
Interest income	12.4	25.9	40.7
Interest expense	(9.2)	(23.9)	(37.7)
Net interest income	3.2	2.0	3.0
Net other income (2)	(0.4)	12.0	(12.4)
Operating expenses	(7.7)	(7.9)	(6.9)
Net operating income (3)	(4.9)	6.1	(16.3)
Net income (loss) attributable to Bladex	(4.9)	6.1	(16.3)

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	873.6	931.8	1,581.9
Other assets and contingencies (5)	-	3.0	3.0
Total interest-earning assets, other assets and contingencies	873.6	934.8	1,584.9

ASSET MANAGEMENT
Interest income	2.3	1.8	3.5
Interest expense	(2.6)	(5.2)	(6.7)
Net interest income	(0.3)	(3.4)	(3.2)
Net other income (2)	(7.3)	25.4	21.3
Operating expenses	(4.5)	(6.8)	(5.6)
Net operating income (3)	(12.1)	15.2	12.5
Net income (loss)	(12.1)	15.2	12.5
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	0.2
Net income (loss) attributable to Bladex	(9.7)	14.1	12.3

Fund’s assets and contingencies (end of period balances):
Interest-earning assets (6)	167.3	197.6	150.7
Non-interest-earning assets	-	0.1	-
Total interest-earning assets, other assets and contingencies	167.3	197.7	150.7
TOTAL
Interest income	119.5	142.0	244.3
Interest expense	(45.0)	(77.2)	(166.4)
Net interest income	74.5	64.8	77.9
Net other income (2)	2.4	44.3	16.7
Operating expenses	(42.1)	(38.2)	(40.0)
Net operating income (3)	34.8	70.9	54.6
(Provision) reversals for loans and off-balance sheet credit losses	4.8	(14.8)	1.5
Recoveries, net of impairment on assets	0.2	(0.1)	(0.8)
Net income	39.8	56.0	55.3
Net income (loss) attributable to the redeemable noncontrolling interest	(2.4)	1.1	0.2
Net income attributable to Bladex	42.2	54.9	55.1

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)	5,100.9	3,904.7	4,346.6
Other assets and contingencies (5)	382.4	334.3	446.6
Total interest-earning assets, other assets and contingencies	5,483.3	4,239.0	4,793.2

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.

Reconciliation of Net other income:
Net other income – business segment	2.4	44.3	16.7
Reversal (provision) for losses on off-balance sheet credit risk	13.9	3.5	(17.0)
Recoveries, net of impairment on assets	0.2	(0.1)	(0.8)
Net other income – consolidated financial statements	16.5	47.7	(1.1)
(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets
(4)	Includes loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments and equity investments recorded as other assets.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.
Reconciliation of Total assets:
Interest-earning assets – business segment	5,100.9	3,904.7	4,346.6
Allowance for loan losses	(78.6)	(73.8)	(54.6)
Customers’ liabilities under acceptances	27.2	1.6	1.3
Premises and equipment	6.5	7.7	8.0
Accrued interest receivable	31.1	25.6	46.3
Derivative financial instruments used for hedging - receivable	2.1	0.8	7.8
Other assets	10.9	12.2	7.3
Total assets – consolidated financial statements	5,100.1	3,878.8	4,362.7

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Geographic information is as follows:

	2010
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	106,673	10,607	2,198	119,478
Interest expense	(41,266)	(2,746)	(963)	(44,975)
Net interest income	65,407	7,861	1,235	74,503

Long-lived assets:
Premises and equipment, net	6,039	493	-	6,532

	2009
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	122,731	17,470	1,763	141,964
Interest expense	(69,066)	(5,821)	(2,325)	(77,212)
Net interest income	53,665	11,649	(562)	64,752

Long-lived assets:
Premises and equipment, net	7,096	653	-	7,749

	2008
(In thousands of US$)	Panama	United States of America	Cayman Islands	Total

Interest income	221,351	19,407	3,485	244,243
Interest expense	(152,665)	(11,435)	(2,296)	(166,396)
Net interest income	68,686	7,972	1,189	77,847

Long-lived assets:
Premises and equipment, net	7,156	814	-	7,970

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws**
Exhibit 8.1.	List of Subsidiaries**
Exhibit 11.1.	Code of Ethics**
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.
**	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

May 24, 2011

EXHIBIT INDEX

Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation*

Exhibit 1.2.	By-Laws**

Exhibit 8.1.	List of Subsidiaries**

Exhibit 11.1.	Code of Ethics**

Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer

Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer

Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer

Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

*	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.
**	Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.