Form 20-F
period 2011-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2012-04-27
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...............................................

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

6,342,189	Shares of Class A Common Stock
2,531,926	Shares of Class B Common Stock
28,257,827	Shares of Class E Common Stock
0	Shares of Class F Common Stock
37,131,942	Total Shares of Common Stock

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

☒   Yes                                                  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes                                                 ☒ No

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

☐   Item 17                                     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes                                                   ☒   No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

F.	Expenses of the Issue	90

Item 10.	Additional Information	90
A.	Share Capital	90
B.	Memorandum and Articles of Association	90
C.	Material Contracts	92
D.	Exchange Controls	93
E.	Taxation	93
F.	Dividends and Paying Agents	97
G.	Statement by Experts	98
H.	Documents on Display	98
I.	Subsidiary Information	98

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	98

Item 12.	Description of Securities Other than Equity Securities	104

PART II		104

Item 13.	Defaults, Dividend Arrearages and Delinquencies	104

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	104

Item 15.	Controls and Procedures	104

Item 16.	[Reserved]	107
Item 16A.	Audit and Compliance Committee Financial Expert	107
Item 16B.	Code of Ethics	107
Item 16C.	Principal Accountant Fees and Services	107
Item 16D.	Exemptions from the Listing Standards for Audit Committees	107
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	108
Item 16F.	Change in Registrant’s Certifying Accountant	108
Item 16G.	Corporate Governance	108

PART III.		108

Item 17.	Financial Statements	108

Item 18.	Financial Statements	108

Item 19.	Exhibits	109

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama, or Panama, and its consolidated subsidiaries. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States, or U.S., dollars. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its consolidated financial statements in U.S. dollars. The numbers and percentages set out in this Annual Report have been rounded and, accordingly, may not total exactly.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

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
4

In addition, the statements included under the headings “Strategy in 2012” and “Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents consolidated selected financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and are stated in U.S. dollars. The consolidated financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 were audited by the independent registered public accounting firm Deloitte, Inc. The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2011, or the Consolidated Financial Statements, are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of and for the Year Ended December 31,
	2011	2010	2009	2008	2007
	(In $ thousand, except per share data and ratios)
Income Statement Data:
Net interest income	$102,710	$74,503	$64,752	$77,847	$70,570
Fees and commissions, net	10,729	10,326	6,733	7,252	5,555
Reversal (provision) for credit losses (1)	(4,393)	4,835	(14,830)	1,544	1,475
Derivative financial instruments and hedging	2,923	(1,446)	(2,534)	9,956	(989)
Recoveries, net of impairment of assets	(57)	233	(120)	(767)	(500)
Net gain (loss) from investment fund trading	20,314	(7,995)	24,997	21,357	23,878
Net gain (loss) from trading securities	(6,494)	(3,603)	13,113	(20,998)	(12)
Net gain on sale of securities available-for-sale	3,413	2,346	546	67	9,119
Gain (loss) on foreign currency exchange	4,269	1,870	613	(1,596)	115
Other income (expense), net	477	833	912	656	(6)
Total operating expenses	(50,035)	(42,081)	(38,202)	(39,990)	(37,027)
Net income	83,856	39,821	55,980	55,327	72,177
Net income (loss) attributable to the redeemable noncontrolling interest	676	(2,423)	1,118	208	0
Net income attributable to Bladex	83,180	42,244	54,862	55,119	72,177
Balance Sheet Data:
Trading assets	20,436	50,412	50,277	44,939	0
Investment securities	442,836	386,431	456,984	636,328	468,360
Investment fund	120,425	167,291	197,575	150,695	81,846
Loans	4,959,573	4,064,332	2,779,262	2,618,643	3,731,838
Allowance for loan losses	88,547	78,615	73,789	54,648	69,643
Total assets	6,360,032	5,100,087	3,878,771	4,362,678	4,698,571
Total deposits	2,303,506	1,820,925	1,256,246	1,169,048	1,462,371
Trading liabilities	5,584	3,938	3,152	14,157	13
Securities sold under repurchase agreements and short-term borrowings	1,700,468	1,360,327	399,132	1,212,921	1,504,710
Borrowings and long-term debt	1,487,548	1,075,140	1,390,387	1,204,952	1,010,316
Total liabilities	5,595,203	4,384,087	3,168,234	3,783,665	4,086,320
Capital Stock	279,980	279,980	279,980	279,980	279,980
Total stockholders’ equity	759,282	697,050	675,637	574,324	612,251

As of and for the Year Ended December 31,
2011	2010	2009	2008	2007
(In $ thousand, except per share data and ratios)
Weighted average basic shares	36,969	36,647	36,493	36,388	36,349
Weighted average diluted shares	37,145	36,814	36,571	36,440	36,414
Per Common Share Data:
Basic earnings per share	2.25	1.15	1.50	1.51	1.99
Diluted earnings per share	2.24	1.15	1.50	1.51	1.98
Book value per share (period end)	20.45	18.99	18.49	15.77	16.83
Regular cash dividends per share	0.85	0.67	0.60	0.88	0.88
Special cash dividends per share	0.00	0.00	0.00	0.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets (2)	1.46%	0.97%	1.38%	1.09%	1.76%
Return on average stockholders’ equity (3)	11.40%	6.21%	8.60%	8.99%	11.91%
Net interest margin (4)	1.81%	1.70%	1.62%	1.55%	1.73%
Net interest spread (4)	1.62%	1.43%	1.12%	0.98%	0.78%
Total operating expenses to total average assets (5)	0.88%	0.97%	0.96%	0.79%	0.90%
Regular cash dividend payout ratio	37.78%	58.12%	39.91%	58.09%	44.32%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Liquidity Ratios:
Liquid assets(6) / total assets	12.36%	8.25%	10.36%	18.92%	8.43%
Liquid assets(6) / total deposits	34.11%	23.10%	32.00%	70.62%	27.08%
Asset Quality Ratios:
Non-accrual loans to total loans (7)	0.65%	0.71%	1.82%	0.00%	0.00%
Impaired loans to total loans (7)	0.65%	0.71%	1.29%	0.00%	0.00%
Charged-off loans to total loans	0.02%	0.13%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans, net of unearned income and deferred commission	1.79%	1.94%	2.66%	2.09%	1.87%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.45%	3.50%	8.28%	6.95%	2.51%
Capital Ratios:
Stockholders’ equity to total assets	11.94%	13.67%	17.42%	13.16%	13.03%
Average stockholders’ equity to total average assets (8)	12.83%	15.62%	16.06%	12.11%	14.75%
Leverage ratio(9)	8.4	x	7.3	x	5.7	x	7.6	x	7.7	x
Tier 1 capital to risk-weighted assets(10)	18.6%	20.5%	25.8%	20.4%	21.2%
Total capital to risk-weighted assets(11)	19.9%	21.8%	27.0%	21.6%	22.5%
Risk-weighted assets	$4,090,333	$3,416,782	$2,633,482	$3,143,971	$2,917,393

(1)	Includes reversal of (provision for) loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of (provision for) credit losses, see Item 5, “Operating and Financial Review and Prospects/Operating Results.”
(2)	Average assets calculated on the basis of unaudited daily average balances.
(3)	Average stockholders’ equity calculated on the basis of unaudited daily average balances.
(4)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5A, “Operating and Financial Review and Prospects/Operating Results/Net Interest Income and Margins.”
(5)	Total average assets calculated on the basis of unaudited daily average balances.
(6)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. See Item 18, “Financial Statements” Note 3 to the Audited Financial Statements.
(7)	Non-accrual loans amounted $32 million in 2011, all of which corresponded to impaired loans, $29 million in 2010, all of which corresponded to impaired loans, and $51 million in 2009 of which $36 million corresponded to impaired loans in 2009. Impairment factors considered by the Bank’s Management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(8)	Average stockholders’ equity and total average assets calculated on the basis of unaudited daily average balances.
(9)	Leverage ratio is the ratio of total assets to stockholders’ equity.
(10)	Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.
(11)	Total capital refers to Tier 1 capital plus Tier 2 capital, based on Basel I capital adequacy guidelines. Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

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

As of December 31, 2011, approximately 24% of the Bank’s funding represents short-term borrowings from international banks, the majority of which are European, North American and Asian institutions, which compete with the Bank in its credit extension activity and represent a source of business for the Bank. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced in the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime crisis in the United States and then followed by the credit crisis, and in the European sovereign debt crisis experienced in 2011. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2011, approximately 52% of the Bank’s total deposits represented deposits from state-owned banks, and 35% of the Bank’s total deposits represented deposits from central banks.

As a U.S. dollar-based economy, Panama does not have a central bank in the traditional sense, and there is no lender of last resort to the banking system in the country. Central Banks in Latin America and the Caribbean, or the Region, would not be obligated to act as lenders of last resort if Bladex were to face a liquidity shortage and the Bank would have to rely on commercial liquidity sources to cover the shortfall.

The credit ratings of Bladex are an important factor in maintaining the Bank’s liquidity. A reduction in the Bank’s credit rating could reduce the Bank’s access to debt markets or materially increase the cost of issuing debt, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank. This in turn could reduce the Bank’s liquidity and negatively impact its operating results and financial position.

The Bank’s allowances for credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s Management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its commercial portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short-term borrowings, long-term debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank’s credit portfolio may decrease or may not continue to grow at the present or a similar rate. Additionally, growth in the Bank’s credit portfolio may expose the Bank to an increase in allowance for loan losses.

It is difficult to predict that the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow in the future at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio. Additionally, the future expansion of Bladex’s credit portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in credit risk reserves, which could negatively impact the Bank’s operating results and financial position.

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

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend continued accelerating in 2010 and 2011 as the credit crisis led to numerous mergers and asset acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases.

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

Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

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

Any failure to remain in compliance with applicable banking laws or other applicable regulations in the jurisdictions in which the Bank operates could harm its reputation and/or cause it to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on the Bank’s business, financial condition and results of operations.

Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given trade finance transaction can make the process of due diligence difficult. Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements, or other trade controls). While the Bank is alert to high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates could impose additional compliance burdens on the Bank.

Recent legislation regarding the financial services industry may subject the Bank to significant and extensive regulation, which may have an impact on the Bank’s operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, was signed into law. The Dodd-Frank Act is intended primarily to overhaul the financial regulatory framework in the United States following the global financial crisis and may impact substantially all financial institutions including the Bank. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion. While we are closely monitoring this rulemaking process, the exact impact of new rules on our business remains uncertain. At this time, we cannot predict the impact or possible additional costs to us, if any, related to the implementation of, or compliance with, the potential future requirements under the Doff-Frank act. While many of the provisions in the Dodd-Frank Act will affect institutions that engage in activities in which the Bank does not engage, it will likely increase the Bank’s regulatory compliance burden.

Risk Relating to the Region

The Bank’s credit portfolio is concentrated in the Region. The Bank also faces borrower concentration. Adverse economic changes in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

The Bank’s credit activities are concentrated in the Region, which is a reflection of the Bank’s mission and strategy. Historically, economies of countries in the Region have occasionally experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recessions, declining investments, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation. Global economic changes, including fluctuations in oil prices, commodities prices,  U.S. dollar interest rates and the U.S. dollar exchange rate, and slower economic growth in industrialized countries, could have a significant adverse effect on the economic condition of countries in the Region, including Panama and the other countries where the Bank operates. In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the quality of the Bank’s credit portfolio, including increased loan loss provisions, debt restructuring, and loan losses. As a result, this could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a number of countries. Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2011, approximately 70% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,984 million, or 34%), Colombia ($839 million, or 14%), Mexico ($498 million, or 9%), Argentina ($390 million, or 7%), and Chile ($389 million, or 7%).

In addition, as of December 31, 2011, of the Bank’s total credit portfolio balances, 10% were to five borrowers in Brazil, 7% were to five borrowers in Colombia, 4% were to five borrowers in Mexico, 6% were to five borrowers in Argentina, and 6% were to five borrowers in Chile. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

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

Item 4. Information on the Company

A. History and Development of the Company

The Bank, a corporation (sociedad anónima, S.A.) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized supranational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region.

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

Bladex offers its services through its head office and subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency, or the New York Agency, and Bladex Asset Management Inc., or Bladex Asset Management, its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami, or the Florida Administrative Office, and its representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru and in Bogotá, Colombia, as well as through a worldwide network of correspondent banks. The representative offices in Lima, Peru and Bogotá, Colombia started operations in 2011. Bladex’s shares of Class E common stock are listed on the New York Stock Exchange, or NYSE, under the symbol “BLX.”

Bladex Asset Management, Inc., or Bladex Asset Management, incorporated on May 24, 2006 under the laws of the State of Delaware, serves as investment manager for Bladex Offshore Feeder Fund, or the Feeder, and Bladex Capital Growth Fund, or the Fund, both of which are registered with the Cayman Island Monetary Authority, or CIMA, under the Mutual Funds Law of the Cayman Islands. The Feeder invests substantially all of its assets in the Fund. The objective of the Fund is to achieve capital appreciation by investing mainly in Latin American debt securities, stock indexes and currencies and trading derivative instruments. The Fund follows a macro strategy by trading a combination of products including foreign exchange, interest rate swaps, and derivative products to establish long and short positions, mainly in Latin American markets. Capital preservation is one of the Fund’s main objectives, and the Fund’s trading strategy emphasizes high liquidity, moderate volatility and lower leverage.

Bladex Holdings Inc., or Bladex Holdings, a wholly owned subsidiary of Bladex, incorporated under the laws of the State of Delaware on May 30, 2000, exercises control over Bladex Asset Management Inc. On September 8, 2009, Bladex Asset Management was registered as a foreign entity in the Republic of Panama, to permit the establishment of a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management in the United States. On February 23, 2012 Bladex Asset Management was registered with the SEC as Investment Adviser.

Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

Bladex Head Office is a member of BCG PA LLC, or BCG, a company incorporated under the laws of the State of Delaware, and owns a 50% interest BCG. BCG owns “Class C” shares of the Fund, entitling it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. Bladex Investimentos Ltda. has invested substantially all its assets in Bladex Latam Fundo de Investimento Multimercado, or the Brazilian Fund, which was incorporated under the laws of Brazil on July 26, 2011.

The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. The Brazilian Fund is registered with the Brazilian Securities Commission, or CVM. This fund is a variable interest entity, or VIE, and has been consolidated in the consolidated financial statements of Bladex for the year ended December 31, 2011. As of December 31, 2011, Bladex Investimentos Ltda. holds 92% of the Brazilian Fund’s net asset value.

BLX Brazil Ltd. was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.8% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99% of Bladex Asset Management Brazil – Gestora de Recursos Ltda., and Bladex Asset Management owns the remaining 1%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011 and provides investment advisory services to the Brazilian Fund.

Clavex LLC, a former subsidiary of Bladex Holdings, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. Clavex S.A., a former subsidiary of Bladex Head Office, was dissolved on August 30, 2011, and its net assets were transferred to Bladex Head Office.

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

Bladex intermediates in the financial and capital markets throughout the Region, through three business segments:

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities. The division’s portfolio includes the book value of loans extended, selected deposits placed, acceptances and contingencies. The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing, and other fee-based services, such as electronic clearing services.

The Treasury Division is responsible for the Bank’s liquidity management and investment securities activities, including management of the Bank’s interest rate, liquidity, price and currency risks. The division controls deposits in banks and all of the Bank’s trading assets, securities available-for-sale and securities held-to-maturity.

The Asset Management Unit, which is based in New York City, New York and São Paulo, Brazil, is responsible for the Bank’s asset management activities, including investment advisory services for funds and managed accounts, and assets attributable to the Asset Management Unit comprise the balance of the Fund and the assets of the Brazilian Fund. The Fund follows a macro strategy by trading a combination of products including foreign exchange, interest rate swaps, and derivative products to establish long and short positions mainly in Latin American markets. The Brazilian Fund’s objective is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. The Bank invested $7 million in the Brazilian Fund in 2011.

Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining some exceptions on U.S. dollars convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains its focus both on trade finance and its Class A shareholders, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2011, the Bank had 72 employees, or 35% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2011

The macroeconomic environment in the Region faced significant challenges in 2011, firstly from the risk of overheating of Latin American economies, driven by growing local demand, and, subsequently, from a highly volatile external environment given the deterioration of the economic situation in developed countries, including principally in the European Union, or EU. The Bank’s Management believes that these challenges were met reasonably well in the Region through various economic policies which were put in place even before the 2008-2009 crisis and which allowed for further consolidation of a strong financial position in the Region.

Despite weaker global economic growth, especially in large economies such as the EU, the U.S., and Japan, the Region continued to perform well, with exports growing 23% in 2011 while maintaining a trend towards greater diversification, supported by a steady inflow of foreign direct investment that grew 73% year-over-year. The Region also benefited from the sustained demand from China and other emerging countries for raw materials. Although GDP growth was more moderate in 2011 than in 2010, a year of recovery following the 2009 recession, in response to tighter monetary policies implemented in the second quarter of the year and a downward correction in global economic growth, the Region as a whole continued to improve its fiscal and solvency indicators, improving its global position in the face of greater international economic uncertainty.

These developments were reflected in the gradual improvement in the international ratings of some countries in the Region, such as Peru, Brazil, Colombia and Panama, with a generally higher investment grade in the Region. In this environment, Bladex has developed even further its capacity to support both international and inter-regional trade, which has resulted in its highest-ever geographic diversification of credit placements and a downward trend in systemic risk related to these placements throughout the period.

For the year 2011, net income attributable to Bladex was $83.2 million, a $40.9 million, or 97%, yearly increase when compared to $42.2 million in net income attributable to Bladex in 2010. Of total net income attributable to Bladex in 2011, the Commercial Division represented 64%, or $53.4 million, the Treasury Division represented 18%, or $14.7 million, and the Asset Management Unit represented $15.1 million, or 18%, of total net income, reflecting improved performance across all of the Bank’s business segments.

The Bank’s commercial portfolio grew by 20% during 2011, amounting to $5,354 million as of December 31, 2011, compared to $4,446 million as of December 31, 2010, as a result of higher growth and diversification from the Bank’s established client base of corporations (which grew by 8%), financial institutions (which grew by 26%), along with the continuing business expansion into the middle-market segment (which grew by 101%). The ratio of allowance for credit losses to the Bank’s commercial portfolio stood at 1.8% as of December 31, 2011 compared to 2.1% as of December 31, 2010.

Bladex’s Tier 1 capitalization ratio remained strong at 18.6% with a leverage ratio of 8.4 times as of December 31, 2011, compared to 20.5% and 7.3 times, respectively, as of December 31, 2010, attributable to the Bank’s continuous deployment of capital, as evidenced by portfolio growth.

The Bank’s efficiency ratio improved to 36% for the year 2011, compared to 55% in 2010, mainly as a result of a $62 million increase in net operating revenues across all business segments, which exceeded the Bank’s operating expenses growth of $8.0 million.

The Bank’s liquidity level stood at $786 million as of December 31, 2011, compared to $421 million as of December 31, 2010, as the Bank maintained prudent liquidity management by increasing its liquidity position in response to volatility in the markets.

On January 17, 2012, the Bank’s Board of Directors, or the Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.20 to $0.25 per share pertaining to the fourth quarter of 2011. This increase in quarterly dividends reaffirmed the Bank’s commitment to a dividend payout that reflects the Bank’s growing core business.

The Superintendency of Banks of Panama, or the Superintendency, authorized Bladex to open a representative office in Lima, Peru on August 12, 2010 and on November 15, 2010, the Superintendency of Banks, Insurance & Private Administrators of Pension Funds of Peru gave the approval for such representative office. On March 1, 2011 the Bank commenced operations of the representative office located in Lima, Peru.

On January 20, 2011 Bladex received approval from the Superintendency to open a representative office in Bogotá, Colombia and obtained the approval from the Financial Superintendency of Colombia on April 19, 2011. In early May, 2011 the representative office in Bogotá, Colombia commenced operations.

See Item 5, “Operating and Financial Review and Prospects/Operating Results/Net Income” and Item 18, “Financial Statements,” note 25.

Strategies for 2012 and Subsequent Years

Further extend the Bank’s business in politically and economically stable, high-growth markets

The Bank’s expertise in risk and capital management and extensive knowledge of the Region allows it to identify and strategically focus on stable and growth-oriented markets, including investment grade countries in the Region. Bladex maintains strategically placed representative offices in order to provide focused products and services in markets that the Bank considers key to its continued growth. In addition, the Bank continually considers establishing a presence in other strategic locations throughout the Region in order to rapidly respond to stability and growth trends it identifies.

Targeted growth in expanding and diversifying the Bank’s client base

The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, large corporations and middle-market companies, including through participation in bilateral and co-financed transactions. The Bank intends to continue to cultivate existing and new longstanding client relationships through the quality of the Bank’s services and the Bank’s agile decision-making and credit approval processes.

Enhance current products and services providing relevant sector-specific solutions in the Region

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

Increase the range of products and services that the Bank offers

Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is strongly positioned to strategically identify key additional products and services to offer to clients. Following amendments to the Bank’s Articles of Incorporation in 2009, the Bank’s scope of potential activities was broadened to encompass all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of the trade in the Region. The amendments reflect the Bank’s ongoing strategy to develop new products and services, such as factoring and vendor finance, debt intermediation in primary and secondary markets, and structure financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

The Bank’s Management expects generally a positive business environment for trade finance in 2012, and believes the Bank is well positioned to capture the growth forecasted for the Region, to transfer such value to its shareholders, and to comply with the Bank’s mission to support foreign trade in Latin America.

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

Country Credit Limits

The Bank maintains a continuous review of each country's risk profile evolution, supporting our analysis with various factors, both quantitative and qualitative, the main driving factors of which include: the evolution of macroeconomic policies (fiscal, monetary, and exchange rate policy), fiscal and external performance, price stability, level of liquidity in foreign currency, changes of legal and institutional framework, as well as material social and political events, among others, including industry analysis relevant to Bladex business activities.

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

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 54% of such credit as of December 31, 2011. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s Management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see “Regulation—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law prescribes certain concentration limits, which are applicable and strictly adhered to by the Bank, including a thirty percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a twenty-five percent limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2011, the legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $190 million, and for financial institutions and financial groups amounted to $228 million. Non-compliance with the legal lending limit prescribed by Panamanian Law, could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2011, the Bank was in full compliance with all regulatory limits. See Item 4, “Information on the Company/Business Overview/Regulation/Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the commercial portfolio and investment securities portfolio, increased to $5,814 million as of December 31, 2011, from $4,884 million as of December 31, 2010, and from $3,621 million as of December 31, 2009. The $930 million, or 19%, credit portfolio increase during 2011 was largely attributable to increased demand from the Bank’s established client base of middle-market companies ($229 million, or 101%), corporations ($171 million, or 7%) and financial institutions ($586 million, or 29%), as demand in the Region increased, and was partially offset by a $56 million, or 19%, decrease in sovereign clients mostly related to the sale of securities available-for-sale.

The year 2011 was defined by a strong economic recovery in Latin America, as the Region is becoming an essential and key supplier of much of the food, minerals, energy and, in some cases, manufactured goods that a changing world requires as emerging nations continue to develop and as developed economies transform themselves in order to be able to compete. This recovery increased trade flows that added significant scale and diversification to the Bank's business.

Commercial Portfolio

The commercial portfolio includes the loan portfolio, selected deposits placed and contingencies and other assets (including confirmed and stand-by letters of credit and guarantees covering commercial and country risks, credit commitments, reimbursement undertakings, equity investments and customers’ liabilities under acceptances).

The Bank’s commercial portfolio increased to $5,354 million as of December 31, 2011, a 20% increase from $4,446 million as of December 31, 2010, and a 72% increase from $3,110 million as of December 31, 2009. The increase in 2011 was largely attributable to increased demand from the Bank’s established client base of financial institutions ($506 million, or 26%), middle-market companies ($229 million or 101%) and corporations ($172 million, or 8%).

As of December 31, 2011, 59% of the Bank’s commercial portfolio represented trade related credits, and the remaining balance consisted primarily of lending to banks and corporations. The corporate market segment represented 45% of the total commercial portfolio, of which 68% represented trade financing. The middle-market companies segment represented 8% of the total commercial portfolio, of which 68% represented trade financing.

The following table sets forth the distribution of the Bank’s commercial portfolio, by product category as of December 31 of each year:

	As of December 31,
	2011(1)%		2010(2)%		2009(3)%		2008	%	2007	%
	(in $ million, except percentages)
Loans	$4,960	92.6	$4,064	91.4	$2,779	89.4	$2,619	85.5	$3,732	87.2
Selected deposits placed	30	0.6	0	0.0	0	0.0	0	0.0	0	0.0
Contingencies and other assets	364	6.8	382	8.6	331	10.6	444	14.5	550	12.8
Total	$5,354	100.0	$4,446	100.0	$3,110	100.0	$3,062	100.0	$4,281	100.0

(1)	Includes non-accrual loans for $32 million as of December 31, 2011.
(2)	Includes non-accrual loans for $29 million as of December 31, 2010.
(3)	Includes non-accrual loans for $51 million as of December 31, 2009.

Loan Portfolio

As of December 31, 2011, the Bank’s total loans amounted to $4,960 million, compared to $4,064 million as of December 31, 2010 and compared to $2,779 million as of December 31, 2009. As of December 31, 2011, 68% of the Bank’s loans were scheduled to mature within one year. For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Changes in Financial Condition” and “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 7 and note 8.

For more detailed information about non-accrual loans, see Item 18 “Financial Statements,” note 7.

Loans by Country Risk

The following table sets forth the distribution of the Bank’s loans by country risk at the dates indicated:

	As of December 31,
	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans	2007	% of Total Loans
	(in $ million, except percentages)
Argentina	$390	7.9	$237	5.8	$73	2.6	$151	5.8	$264	7.1
Bolivia	0	0.0	0	0.0	0	0.0	0	0.0	5	0.1
Brazil (1)	1,852	37.3	1,583	38.9	1,335	48.0	1,289	49.2	1,379	37.0
Chile	376	7.6	328	8.1	258	9.3	8	0.3	10	0.3
Colombia	734	14.8	585	14.4	200	7.2	285	10.9	400	10.7
Costa Rica	109	2.2	88	2.2	83	3.0	55	2.1	77	2.1
Dominican Republic	118	2.4	135	3.3	31	1.1	48	1.8	29	0.8
Ecuador	22	0.4	18	0.4	23	0.8	36	1.4	61	1.6
El Salvador	21	0.4	39	1.0	41	1.5	76	2.9	47	1.2
Germany	5	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Guatemala	161	3.2	92	2.3	74	2.7	61	2.3	96	2.6
Honduras	46	0.9	38	0.9	23	0.8	45	1.7	49	1.3
Jamaica	2	0.0	64	1.6	31	1.1	15	0.6	77	2.1
Mexico (2)	416	8.4	404	9.9	302	10.9	380	14.5	410	11.0
Netherlands	20	0.4	0	0.0	0	0.0	0	0.0	0	0.0
Nicaragua	10	0.2	0	0.0	1	0.0	4	0.2	13	0.3
Panama	119	2.4	47	1.2	41	1.5	47	1.8	140	3.7
Paraguay	30	0.6	0	0.0	0	0.0	0	0.0	0	0.0
Peru	342	6.9	343	8.4	161	5.8	50	1.9	454	12.2
Spain	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Trinidad & Tobago	76	1.5	63	1.6	72	2.6	23	0.9	88	2.3
Uruguay	110	2.2	0	0.0	30	1.1	45	1.7	0	0.0

	As of December 31,
	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans	2007	% of Total Loans
	(in $ million, except percentages)
Venezuela	0	0.0	0	0.0	0	0.0	0	0.0	135	3.6
Total	$4,960	100.0	$4,064	100.0	$2,779	100.0	$2,619	100.0	$3,732	100.0

(1)	Includes non-accrual loans in Brazil of $1 million in 2010 and $7 million in 2009.
(2)	Includes non-accrual loans in Mexico of $32 million in 2011, $28 million in 2010 and $44 million in 2009.

As of December 31, 2011, the loans extended in European countries represented 0.5% of the Bank’s total loan portfolio and consisted of loans pertaining to Latin-America trade transactions extended to private corporations with solid reputations in the following countries: the Netherlands ($20 million, or 0.4% of the total loan portfolio), Germany ($5 million, or 0.1% of the total loan portfolio), and Spain ($0.3 million, or 0.0% of the total loan portfolio).

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans	2007	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,716	34.6	$1,381	34.0	$875	31.5	$577	22.0	$1,491	39.9
State-owned commercial banks	448	9.0	320	7.9	334	12.0	322	12.3	241	6.5
Central banks	0	0.0	0	0.0	0	0.0	25	1.0	0	0.0
Sovereign debt	27	0.5	54	1.3	96	3.4	67	2.6	113	3.0
State-owned exporting organizations	233	4.7	312	7.7	193	7.0	50	1.9	282	7.6
Private middle-market companies (1)	446	9.0	225	5.5	129	4.6	0	0.0	0	0.0
Private corporations (2)	2,090	42.1	1,772	43.6	1,153	41.5	1,577	60.2	1,605	43.0
Total (3)	$4,960	100.0	$4,064	100.0	$2,779	100.0	$2,619	100.0	$3,732	100.0
(1)	In 2011, 42% of loans to private middle-market companies correspond to the industrial sector, 29% of loans correspond to the agricultural sector, and 5% correspond to oil and petroleum and derived products.
(2)	In 2011, 36% of loans to private corporations correspond to the industrial sector, 29% of loans correspond to the agricultural sector, 20% of loans correspond to oil and petroleum derived products, and 2% of loans correspond to the mining sector.
(3)	Includes $32 million, $29 million and $51 million in non-accrual loans in 2011, 2010 and 2009, respectively.

As of December 31, 2011, the Bank did not have any exposure to European sovereign debt.

As of December 31, 2011, the Bank’s loan portfolio amounted to $4,960 million, an increase of $896 million, or 22%, from 2010 year-end balances. The increase resulted from improved conditions in the Latin American financial market and increased demand for the Bank’s lending products. As of December 31, 2011, 20% of the Bank’s $2,768 million loan exposure to private corporations, state-owned exporting organizations and private middle-market companies was concentrated in the oil & gas industry in countries such as Brazil, Chile, Argentina, Uruguay, the Dominican Republic, Trinidad & Tobago and the Netherlands.

Maturities and Sensitivities of the Loan Portfolio

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2011, by type of rate and type of borrower:

	As of December 31, 2011
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years (1)	Total
FIXED RATE
Private sector commercial banks and financial institutions	814	0	0	814
State-owned commercial banks	414	0	0	414
Sovereign debt	17	3	0	20
State-owned exporting organizations	148	0	0	148
Private middle-market companies	250	21	0	271
Private corporations	642	52	0	693
Sub-total	$2,284	$76	$0	$2,360
FLOATING RATE
Private sector commercial banks and financial institutions	441	462	0	903
State-owned commercial banks	1	33	0	34
Sovereign debt	7	0	0	7
State-owned exporting organizations	75	10	0	85
Private middle-market companies	97	78	0	175
Private corporations	474	903	19	1,396
Sub-total	$1,095	$1,486	$19	$2,599
Total	$3,379	$1,562	$19	$4,960

(1)	The Bank’s loan portfolio on private corporations matures no later than the year 2018.

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

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. As of December 31, 2011, total contingencies and other assets in the commercial portfolio amounted to $364 million (7% of the total commercial portfolio), of which 79% corresponded to letters of credit, mainly in Ecuador.

As of December 31, 2010, total contingencies and other assets in the commercial portfolio amounted to $382 million (9% of the total commercial portfolio), of which 68% corresponded to letters of credit, mainly in Ecuador and Venezuela.

As of December 31, 2009, total contingencies and other assets in the commercial portfolio amounted to $331 million (11% of the total commercial portfolio).

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2011		2010		2009
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Customers’ liabilities under acceptances	$1	0.3	$27	7.1	$2	0.5
Contingencies
Bolivia	1	0.3	0	0.0	0	0.0
Brazil	41	11.3	67	17.4	22	6.8
Chile	12	3.4	0	0.0	0	0.0
Colombia	2	0.7	0	0.0	0	0.0
Costa Rica	12	3.2	32	8.4	24	7.3
Dominican Republic	2	0.4	0	0.0	0	0.0
Ecuador	215	59.1	121	31.7	112	33.5
El Salvador	2	0.6	0	0.0	2	0.5
Guatemala	1	0.1	1	0.4	1	0.3
Honduras	0	0.1	0	0.1	0	0.1
Jamaica	0	0.1	0	0.0	0	0.0
Mexico	16	4.4	53	13.8	60	18.0
Panama	2	0.5	1	0.3	0	0.0
Peru	2	0.7	0	0.0	0	0.0
Spain	10	2.7	0	0.0	0	0.0
Switzerland	1	0.1	1	0.1	0	0.0
Uruguay	0	0.0	0	0.0	16	4.8
United States	22	6.0	0	0.0	0	0.0
Venezuela	22	6.0	78	20.5	92	27.8
Total Contingencies	$363	99.7	$355	92.9	$330	99.5
Total Contingencies and Other Assets	$364	100.0	$382	100.0	$331	100.0

See Item 18, “Financial Statements,” note 18.

Investment Securities Portfolio

The Bank’s investment securities portfolio consists of debt securities available-for-sale, securities held-to-maturity and some trading assets.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its assets (mainly its investment securities) and liabilities management activities.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.

	As of December 31,
	2011	2010	2009
	(in $ millions)
Trading assets (1)	17	50	50
Securities available-for-sale	416	353	457
Securities held-to-maturity	27	33	0
Total investment securities	$460	$437	$507
(1)	The trading assets of $17 milion for the year ended December 31, 2011 does not include trading assets related to the Brazilian Fund ($3 million).

As of December 31, 2011, the Bank’s securities available-for-sale amounted to $416 million and consisted of investments with issuers in the Region, of which 79% corresponded to sovereign borrowers, and 21% corresponded to private corporations and banks. The $63 million increase in the securities available-for-sale portfolio during 2011 compared to 2010 reflects the net effect of: (i) $364.9 million on investment securities acquired during 2011, (ii) the sale of $264.9 million in book value ($243.6 million in nominal value) which generated net gains of $3.4 million during 2011, (iii) redemption of $19.4 million of investment securities, (iv) a $10.7 million variance of mark-to-market of the available for sale securities portfolio, and (v) a -$6.7 million decrease in amortization of premiums and discounts.

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

The held-to-maturity portfolio amounted to $27 million as of December 31, 2011, compared to $33 million as of December 31, 2010. As of December 31, 2009 the Bank had no securities held-to-maturity.

See Item 18, “Financial Statements,” notes 2 (j) and 5.

As of December 31, 2011, the Bank’s trading assets amounted to $17 million, compared to $50 million as of December 31, 2010, and compared to the same amount as of December 31, 2009. See Item 18, “Financial Statements”, notes 2(i) and 4.

Investment Fund

The Fund consists of the Bank’s investment in the Fund’s assets and liabilities and is managed by Bladex Asset Management.

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

The Fund’s asset value totaled $120 million as of December 31, 2011, compared to $167 million as of December 31, 2010, and compared to $198 million as of December 31, 2009, of which the minority interest in the investment fund amounted to $6 million, $19 million, and $35 million, respectively.

Bladex’s ownership of the Feeder was 95.84% as of December 31, 2011, 88.67% as of December 31, 2010, and 82.34% as of December 31, 2009, with the remaining balances owned by third party investors.

As part of the Bank’s decision to gradually reduce its exposure, the Bank redeemed $50 million during the year 2011.

See Item 18, “Financial Statements,” notes 1, 2(e), 2(k), 6, and 22.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, trading assets, investment securities, loans, Investment Fund outstandings and accrued interest receivable, but not including contingencies as of December 31 of each year:

	As of December 31,
	2011		2010		2009
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$392	6.1	$239	4.7	$74	1.9
Austria	0	0.0	0	0.0	0	0.0
Brazil	1,962	30.5	1,689	32.9	1,471	37.4
Chile	377	5.9	367	7.1	297	7.6
Colombia	843	13.1	711	13.8	345	8.8
Costa Rica	110	1.7	93	1.8	83	2.1
Dominican Republic	149	2.3	139	2.7	38	1.0
Ecuador	22	0.3	18	0.4	23	0.6
El Salvador	21	0.3	55	1.1	58	1.5
France	1	0.0	11	0.2	20	0.5
Germany	7	0.1	0	0.0	0	0.0
Guatemala	168	2.6	104	2.0	86	2.2
Honduras	46	0.7	38	0.7	23	0.6
Jamaica	2	0.0	65	1.3	31	0.8
Japan	11	0.2	62	1.2	100	2.5
Mexico	484	7.5	457	8.9	361	9.2
Panama	181	2.8	98	1.9	86	2.2
Peru	386	6.0	346	6.7	193	4.9
Switzerland	0	0.0	32	0.6	22	0.6
Trinidad & Tobago	77	1.2	63	1.2	72	1.8
United Kingdom	1	0.0	1	0.0	20	0.5
United States	779	12.1	297	5.8	239	6.1
Uruguay	110	1.7	0	0.0	30	0.8
Multilateral Organization	99	1.5	65	1.3	50	1.3
Other countries (1)	75	1.2	20	0.4	14	0.3
Sub-Total	$6,304	98.1	$4,969	96.7	$3,737	95.0
Investment Fund (2)	120	1.9	167	3.3	198	5.1
Total (3)	$6,425	$100.0	$5,136	100.0	$3,934	100.0

(1)	Other countries consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. Other countries in the year 2011 was comprised of $31 million in Paraguay, $20 million in the Netherlands, $10 million in Nicaragua, $10 million in China, and $4 million in Spain. Other countries in the year 2010 was comprised of $20 million in Finland. Other Countries in the year 2009 was comprised of $10 million in Portugal, $1 million in Nicaragua and $3 million of cash and due from banks.
(2)	The balances in Investment Fund represent the participation of the Feeder in the net asset value of the Fund.
(3)	The outstandings by country does not include contingencies. See Item 4, “Business Overview/Contingencies and Other Assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis.

The composition of the outstandings per country portfolio has remained fairly stable over the 2009 to 2011 period. Some exposures in certain countries have been adjusted in accordance with the Bank’s risk perception.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements. See Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources/Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2011	2010	2009
		(in $ million)
Private sector commercial banks and financial institutions	$1,823	$1,560	$1,177
State-owned commercial banks	505	403	355
Central banks	761	265	178
Sovereign debt	238	307	434
State-owned exporting organizations	383	355	246
Private middle-market companies	449	227	130
Private corporations	2,146	1,852	1,216
Sub-Total	$6,304	$4,969	$3,737
Investment fund	120	167	198
Total	$6,425	$5,136	$3,934

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

	For the year ended December 31,
	2011	2010	2009
	(in $ million)
Argentina	$8.4	$4.9	$2.0
Brazil	37.5	28.6	25.9
Chile	3.5	2.9	1.9
Colombia	12.0	5.1	5.8
Costa Rica	1.9	2.0	4.2
Dominican Republic	2.8	1.3	0.7
Ecuador	5.8	4.1	3.0
El Salvador	0.5	0.8	5.4
Guatemala	0.8	1.4	8.8
Honduras	1.8	1.4	1.1

	For the year ended December 31,
	2011	2010	2009
	(in $ million)
Jamaica	1.4	1.1	0.6
Mexico	18.8	15.7	16.8
Panama	2.5	1.6	3.3
Paraguay	0.4	0.0	0.0
Peru	8.7	5.0	0.5
Trinidad and Tobago	1.7	1.3	1.0
Uruguay	1.3	0.5	1.2
Venezuela	2.6	4.6	2.5
Other countries(1)	4.6	2.0	2.4
Asset Management Unit	21.1	(7.7)	22.1
Total net revenues	$138.3	$76.8	$109.1
Reversal (provision) for credit losses	(4.4)	4.8	(14.8)
Recoveries, net of impairment of assets	(0.1)	0.2	(0.1)
Operating expenses	(50.0)	(42.1)	(38.2)
Net income	$83.9	$39.8	$56.0
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	1.1
Net income attributable to Bladex	$83.2	$42.2	$54.9

(1) Other countries consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

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

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from regional and international banks, the majority of which are European or North American, in making loans and providing fee-generating services. The Bank competes in its lending and deposit-taking activities with other banks and international financial institutions, many of which have greater financial resources, enjoy access to less expensive funding and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

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

Regulation

General

The Superintendency regulates, supervises and examines the Bank. The New York Agency is regulated, supervised and examined by the New York Banking Department and the Board of Governors of the Federal Reserve System, or the U.S. Federal Reserve Board, and the Florida International Administrative Office is regulated, supervised and examined by the Florida Office of Financial Regulation and the U.S. Federal Reserve Board. The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Feeder and the Fund are regulated by government authorities in the Cayman Islands. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 24 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 24 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department, or the OCC, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License, or General License Banks, may engage in all aspects of the banking business in Panama, including taking local and offshore deposits, as well as making local and international loans.

All banking institutions in Panama are governed by Executive Decree 52 of April 30, 2008, or the Banking Law.

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, they must maintain a minimum total capital of 8% of their total risk-weighted assets, and primary equity capital must be equal to or greater than 4% of the bank’s assets and off-balance sheet operations that represent a contingency to the bank. The Superintendency is authorized to take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy. In addition, the Superintendency is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent.

General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings.

Pursuant to the Banking Law, banks cannot grant loans or issue guarantees or any other obligation, or Credit Facilities, to any one person or group of related persons in excess of 25% of the Bank’s total capital. This limitation also extends to Credit Facilities granted to parties related to the ultimate parent of the banking group. However, the Banking Law establishes that, in the case of Credit Facilities granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit is 30% of the bank’s capital funds. As confirmed by the Superintendency, the Bank currently applies the limit of 30% of the Bank’s total capital with respect to the Bank’s credit facilities in favor of financial institutions and the limit of 25% of the Bank’s total capital with respect to the Bank’s credit facilities in favor of corporations, middle-market companies and sovereign borrowers.

Under the Banking Law, a bank and the ultimate parent of the banking group may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, and (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank). For these purposes, a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank who directly or indirectly owns 5% or more of the issued and outstanding capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the issue and outstanding capital stock of the company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendency currently limits the total amount of secured and unsecured Credit Facilities (other than Credit Facilities secured by deposits in the bank) granted by a bank or the ultimate parent of a banking group to related parties to 25% of the total capital of the bank.

The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of the Bank. This authorization is subject to the following conditions: (1) the ownership of shares in the debtor bank–directly or indirectly–by the shared director or shared officer, may not exceed 5% of the bank’s capital, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (2) the ownership of shares in the creditor bank–directly or indirectly–by the debtor bank represented in any manner by the shared director or shared officer, may not exceed 5% of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (3) the shared director or shared officer must abstain from participating in the deliberations and in the voting sessions held by the creditor bank regarding the loan or credit request; and (4) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank’s credit policy. The Superintendency will determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

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

In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency before opening or closing a branch or office in Panama and obtain approval from the Superintendency before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to carry out the duty of external auditing for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency within 7 days of such designation, and (4) a requirement that a bank obtain prior approval from the Superintendency of the rating agency it wishes to hire to perform the risk rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, and (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

The Banking Law regulates banks and the entire “banking group” to which each bank belongs. Banking groups are defined as the holding company and all direct and indirect subsidiaries of the holding company, including the bank in question. Banking groups must comply with audit standards and various limitations set forth in the Banking Law, in addition to all compliance required of the bank in question. The Banking Law provides that banks and banking groups in Panama are subject to inspection by the Superintendency, which must take place at least once every two years. The Superintendency is empowered to request from any bank or any company that belongs to the economic group of which a bank in Panama is a member, the documents and reports pertaining to its operations and activities. Banks are required to file with the Superintendency weekly, monthly, quarterly and annual information, including financial statements, an analysis of their credit facilities and any other information requested by the Superintendency. In addition, banks are required to make available for inspection any reports or documents that are necessary for the Superintendency to ensure compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency for violations of Panamanian banking laws and regulations. The Superintendency last inspected the Bank during the months of February through April, 2010, and the results of this inspection were satisfactory. During 2011, the Superintendency inspected the Bank with respect to Anti-Money Laundering, IT Security and other security measures, and the results of this inspection were satisfactory.

Panamanian Anti-Money Laundering laws and regulations

In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing or any other illicit activity contemplated in the laws and regulations addressing this matter.

United States Law

Bladex operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings Inc., or Bladex Holdings, which is not engaged in activities other than owning one wholly owned subsidiary incorporated under the laws of the State of Delaware: Bladex Asset Management, incorporated on May 24, 2006. Another wholly-owned subsidiary, Clavex LLC, which was incorporated on June 15, 2006, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. On October 30, 2006, the Bank established the Florida International Administrative Office in Miami, Florida. On April 16, 2008, Bladex incorporated a direct fifty percent (50%) owned subsidiary in Delaware with the name of BCG PA LLC, which receives the performance allocation of Bladex Capital Growth Fund.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956, or the BHCA, because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLB Act, a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company”. The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by Bladex on January 29, 2008, has been withdrawn effective March 2, 2012, as Bladex no longer considers the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, Bladex has subsidiaries in the United States, Bladex Holdings, a wholly-owned company incorporated under Delaware law that is not engaged in any activity, other than owning Bladex Asset Management, a Delaware corporation and BCG PA LLC, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware.

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

Certain provisions of the Dodd-Frank Act also require regulatory agencies, including the SEC, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act. While the Bank is closely monitoring this rulemaking process, the exact impact of new rules on its business remains uncertain. Bladex will continue to monitor all relevant developments and rulemaking initiatives, and expects to successfully implement any new applicable legislative and regulatory requirements. At this time, the Bank cannot predict the impact or possible additional costs to the Bank, if any, related to the implementation of, or compliance with, the potential future requirements under the Dodd-Frank Act.

Finally, under the regulations of the Office of Foreign Asset Control, or OFAC, the Bank is required to monitor and block transactions with certain “specially designated nationals” which OFAC has determined pose a risk to U.S. national security.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2011, the New York Agency maintained a pledge deposit with a carrying value of $3.0 million with the New York State Banking Department, complying with the minimum required amount.

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

Cayman Islands Law

The Feeder and the Fund, both incorporated in the Cayman Islands with limited liability on February 21, 2006, and BLX Brazil Ltd., incorporated in the Cayman Islands on October 5, 2010, are exempted companies pursuant to the Companies Law (2011 Revision) of the Cayman Islands, or the Companies Law. The registered office of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. These companies have received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.

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

The Proceeds of Crime Law, 2008 of the Cayman Islands and the Terrorism Law (2011 Revision) of the Cayman Islands impose reporting obligations on residents of the Cayman Islands who know or suspect, or have reasonable grounds for knowing or suspecting, the involvement of another person in criminal conduct or with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector.

The Bank is subject to banking regulations in each jurisdiction in which the Bank has a physical presence.

C.	Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.	Property, Plant and Equipment

The Bank owns its headquarters office, with 6,161 square meters of office space, located at Calle 50 and Aquilino de la Guardia in Panama City, Panama. The Bank leases 11.2 square meters of computer equipment hosting, located at Gavilan Street Balboa in Panama City, Panama and 21.2 square meters of office space and internet access in case of a contingency, located at 75E Street San Francisco, in Panama City, Panama. The Bank also leases, as contingency, 10.37 square meters of computer equipment hosting, located at Cable & Wireless Howard IDC, Brujas Street (Perimetral Oeste), behind the International Business Park, Arraijan, Panama.

In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey, Mexico, Buenos Aires, Argentina, Lima, Peru, Bogotá, Colombia, Bladex Representação Ltda. in São Paulo and Porto Alegre, Brazil, its New York Agency in New York City, New York, and the Florida International Administrative Office in Miami, Florida. Bladex Asset Management Unit leases office space in São Paulo, Brazil and New York City, New York. See Item 18, “Financial Statements,” notes 2(r), 9 and 19.

During the year 2012, the Bank is planning to move its offices to the Business Park - Tower V in Costa del Este, Panama. The move is planned for the second quarter of 2012. The total investment budget cost of the project is approximately $6.7 million, which is expected to be funded by the proceeds of the sale of the Bank’s current premises. The current headquarter premises are under contract to sell. The fulfillment of the contract is expected to occur in congruence with the planned move to the new offices.

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

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in $ thousand, except per share amounts and percentages)
Total interest income	$157,427	$119,478	$141,964
Total interest expense	54,717	44,975	77,212
Net interest income	102,710	74,503	64,752
Provision for loan losses	(8,841)	(9,091)	(18,293)
Net interest income, after provision for loan losses	93,869	65,412	46,459
Other income (expense):
Reversal of provision for losses on off-balance sheet credit risk	4,448	13,926	3,463
Fees and commissions, net	10,729	10,326	6,733
Derivative financial instruments and hedging	2,923	(1,446)	(2,534)
Recoveries, net of impairment of assets	(57)	233	(120)
Net gain (loss) from investment fund trading	20,314	(7,995)	24,997
Net gain (loss) from trading securities	(6,494)	(3,603)	13,113
Net gain on sale of securities available-for-sale	3,413	2,346	546
Gain on foreign currency exchange	4,269	1,870	613
Other income , net	477	833	912
Net other income	40,022	16,490	47,723
Total operating expenses	(50,035)	(42,081)	(38,202)
Net income	83,856	39,821	55,980
Net income (loss) attributable to the redeemable noncontrolling interest	676	(2,423)	1,118
Net income attributable to Bladex	$83,180	$42,244	$54,862
Basic earnings per share	$2.25	$1.15	$1.50
Diluted earnings per share	$2.24	$1.15	$1.50
Return on average assets	1.46%	0.97%	1.38%
Return on average stockholders’ equity	11.40%	6.21%	8.60%

Business Segment Analysis

In 2011, the Bank made the following changes in the measurement methods used to determine business segment profit or loss: the current period’s interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk-adjusted capital by business segment. The current period’s operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior periods’ presentation allocated interest expenses and overhead operating expenses based on the segments’ average portfolio. Comparative amounts for 2010 and 2009 have been reclassified to conform to the current period presentation.

The Bank determines net operating income by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from net operating income the impact of reversals (provisions) of reserves for loan losses and off-balance sheet credit risk and recoveries on assets. The following table summarizes net operating income of the Bank, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in $ million, except percentages)

COMMERCIAL DIVISION:
Net interest income.	$81.7	$54.5	$53.9
Non-interest operating income	11.0	10.3	6.9
Operating expenses	(34.8)	(28.3)	(21.8)
Net operating income	57.9	36.5	39.0
Reversal (provision) for loan and off-balance sheet credit losses, net	(4.4)	4.8	(14.8)
Recoveries, net of impairment of assets	(0.1)	(0.2)	(0.1)
NET INCOME ATTRIBUTABLE TO BLADEX	$53.4	$41.5	$24.1

TREASURY DIVISION:
Net interest income	$20.7	$20.7	$14.4
Non-interest operating income	4.2	(0.7)	11.9
Operating expenses.	(10.2)	(9.3)	(9.6)
Net operating income	14.7	10.7	16.7
NET INCOME ATTRIBUTABLE TO BLADEX	$14.7	$10.7	$16.7

ASSET MANAGEMENT UNIT:
Net interest income .	$0.3	$(0.7)	$(3.5)
Non-interest operating income	20.5	(7.2)	25.5
Operating expenses	(5.0)	(4.5)	(6.8)
Net operating income	15.8	(12.4)	15.2
Net income	15.8	(12.4)	15.2
Net income (loss) attributable to the redeemable noncontrolling interest.	0.7	(2.4)	1.1
NET INCOME ATTRIBUTABLE TO BLADEX	$15.1	$(10.0)	$14.1

CONSOLIDATED:
Net interest income	$102.7	$74.5	$64.8
Non-interest operating income	35.7	2.4	44.3
Operating expenses.	(50.0)	(42.1)	(38.2)
Net operating income	88.4	34.8	70.9
Reversal (provision) for loan and off-balance sheet credit losses, net	(4.4)	4.8	(14.8)
Recoveries, net of impairment of assets.	(0.1)	0.2	(0.1)
Net income.	83.9	39.8	56.0
Net income (loss) attributable to the redeemable noncontrolling interest.	0.7	(2.4)	1.1
NET INCOME ATTRIBUTABLE TO BLADEX	$83.2	$42.2	$54.9

For further information on net income by business segment, see Item 18, “Financial Statements,” note 25.

The Commercial Division

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities generated by the commercial portfolio.  The division’s portfolio includes loan portfolio, selected deposits placed, equity investments and contingencies and other assets. The Commercial Division’s net income includes net interest income from loans, fees and commissions, allocated operating expenses, the reversal (provision) for credit losses, and recoveries, net of impairment of assets.

Year 2011 vs. Year 2010

The Commercial Division’s net income amounted to $53.4 million for the year ended December 31, 2011, compared to the $41.5 million for the year ended December 31, 2010. The $11.9 million, or 29%, increase during the year 2011 was mainly due to: (i) a $27.2 million, or 50%, increase in net interest income, which amounted to $81.7 million in 2011, reflective of higher average loan portfolio balances (an increase of $1,319 million, or 40%) and improved net interest margins (an increase of 11 bps) and (ii) a $0.7 million, or 7%, increase in non-interest operating income, mainly as a result of increased commission income from higher average volumes in the letter of credit business (+28%). The revenue increase was partly offset by (i) a $6.5 million increase in operating expenses, as the Commercial Division expanded its sales force and local presence in various markets in the Region, and (ii) $4.4 million in credit provision charges during the year 2011, related to higher portfolio balances and shift in the composition of the commercial portfolio, as compared to $4.8 million in reversals of provisions during 2010.

The Commercial Division’s portfolio balance amounted to $5,354 million as of December 31, 2011, compared to $4,446 million as of December 31, 2010, and compared to $3,110 million as of December 31, 2009. The 20% portfolio increase in 2011 compared to 2010 was attributable to increased demand from the Bank’s established client base of corporations (an increase of 8%) and financial institutions (an increase of 26%), in addition to the Bank’s continued business expansion into the middle-market segment (an increase of 101%) as the Bank’s regional expansion and segment penetration activities continues to have results. In 2011, the Bank disbursed $8.2 billion in new loans, an increase of $2.7 billion, or 49%, compared to the year 2010, driven by strong demand from the Bank’s established client base and benefitting from the Bank’s expansion of its cross border vendor finance business during 2011. Of these disbursements during 2011, $583 million in loans were made to the middle-market companies. The non-accrual portfolio amounted to $32 million as of December 31, 2011, compared to $29 million as of December 31, 2010, and compared to $51 million as of December 31, 2009. The $32 million in non-accrual portfolio as of December 31, 2011 represented 0.6% of the total loan portfolio balance.

Year 2010 vs. Year 2009

The Commercial Division’s net income amounted to $41.5 million for the year ended December 31, 2010, compared to $24.1 million for the year ended December 31, 2009. The $17.5 million, or 73%, net increase during the year was primarily due to (i) a $19.7 million positive variation in reversal (provisions) for credit losses, due to an increase in the loan portfolio which was partially mitigated by an improvement of the risk profile of the Region, (ii) a $3.7 million increase in commissions and fees from loan commitments and letters of credit, (iii) a $0.6 million increase in net interest income mostly attributable to the income effects of an increase in average loan portfolio balances of 27%, and (iv) a $6.5 million increase in operating expenses as the Commercial Division expanded its sales force and local presence in various markets.

The Treasury Division

The Treasury Division is responsible for the Bank’s liquidity, interest rate and foreign currency management, and investment securities activities. The Treasury Division’s net income is presented net of allocated operating expenses, and includes net interest income on treasury assets (interest-bearing deposits with banks, investment securities, and trading assets); non-interest operating income (expense), such as net gain (loss) from trading securities, the sale of securities available-for-sale, foreign currency exchange, and derivative financial instruments and hedging.

Year 2011 vs. Year 2010

The Treasury Division reported net income of $14.7 million for the year ended December 31, 2011, compared to net income of $10.7 million for the year ended December 31, 2010. The $4.0 million, or 37%, increase during 2011 was due to the combined effects of a $4.9 million increase in non-interest operating income attributable to higher gains from sale of securities available-for-sale and the positive valuations of trading securities and their associated trading derivatives during the year, which was partially offset by increased operating expenses ($0.9 million).

Liquidity balance as of December 31, 2011 amounted to $786 million, compared to $421 million as of December 31, 2010, and compared to $402 million as of December 31, 2009. Liquid assets as of December 31, 2011 represented 12.4% of total assets and 34.1% of liability deposits, compared to 8.2% and 23.1%, respectively, as of December 31, 2010. Deposit balances increased $483 million, or 27%, to $2,304 million as of December 31, 2011 compared to $1,821 million as of December 31, 2010.

Funding costs continued to improve as weighted average funding cost for the year ended December 31, 2011 amounted to 1.12%, a decrease of 14 bps, or 11%, compared to 1.26% for the year ended December 31, 2010, as a result of lower average interbank market rates and improvement in funding costs of deposits. Borrowings and securities sold under repurchase agreements balances increased 31% during 2011 to $3,188 million as of December 31, 2011 compared to $2,435 million as of December 31, 2010.

Year 2010 vs. Year 2009

The Treasury Division reported net income of $10.7 million for the year ended December 31, 2010, compared to net income of $16.7 million for the year ended December 31, 2009. The 2010 results were mainly driven by a $3.6 million loss from trading securities, compared to a gain of $13.1 million in the year 2009. The $6.1 million decrease in 2010 compared to 2009 was primarily driven by trading portfolio valuations, as increases in securities valuations were more than offset by the diminished valuations of associated trading derivatives. This offset the $2.3 million gain on sale of securities available-for-sale during the year 2010 compared to a gain on sale of securities available-for-sale of $0.5 million in the year 2009.

The Asset Management Unit

The Asset Management Unit is responsible for the Bank’s asset management activities in the Investment Fund and assets of the Brazilian Fund (see Item 4.A “History and Development of the Company”). The Asset Management Unit’s net income attributable to Bladex includes net interest and fee income from the investment fund, gains from investment fund trading, related other income (loss), direct and allocated operating expenses, net of net income attributable to the redeemable non-controlling interest.

Year 2011 vs. Year 2010

During 2011, Bladex’s investment in the Fund contributed to net income of $15.1 million, compared to a net loss of $10.0 million in 2010. The $25.1 million year-over-year increase was due to the combined effects of: (i) a $27.7 million increase in non-interest operating income attributable to gains from investments in the Fund, (ii) a $1.0 million increase in net interest income, and was partially offset by a $0.5 million increase in operating expenses as a result of higher provisions for variable compensation tied to the performance of the Fund and a $3.1 million increase in net income attributable to the redeemable non-controlling interest.

The Asset Management Unit reviewed the Fund’s risk parameters in 2011 with a goal of mitigating volatility. With the same objective, the Bank decided to gradually reduce its exposure to the Fund. During the year 2011, the Bank redeemed $50.0 million from its investment in the Fund, contributing to a reduction in the Fund’s net asset value to $120 million as of December 31, 2011, compared to $167 million as of December 31, 2010. Third party participation in the Fund dropped to 4.2% as of December 31, 2011 from 11.3% as of December 31, 2010.

Year 2010 vs. Year 2009

During 2010, the Asset Management Unit reported a net loss of $10.0 million, compared to net income of $14.1 million in 2009. The $24.0 million year-over-year decrease was mainly due to the combined effects of: (i) a $32.8 million decrease in non-interest operating income attributable to the absence of the significant trading gains attained during 2009, and to the impact of trading losses experienced primarily during the second quarter of 2010, (ii) a $2.9 million positive variance in net interest income, and (iii) a $2.3 million decrease in operating expenses as a result of lower variable compensation tied to the performance of the Fund.

Third party participation in the Fund dropped to 11.3% as of December 31, 2010 from 17.6% as of December 31, 2009. During 2010, the Bank redeemed $6.0 million from its investment in the Fund. As of December 31, 2010, the Fund’s net assets totaled $167 million, compared to $198 million as of December 31, 2009.

Net Income attributable to Bladex

The 2011 results reflect the Bank’s solid positioning as a result of a well executed strategy focused on business growth, diversification of the Bank’s business activities, and the strengthening of the Bank’s position, supported by growing trade flows in Latin America, which resulted in net income attributable to Bladex of $83.2 million in 2011 compared to $42.2 million net income attributable to Bladex during 2010. The $40.9 million, or 97%, increase was mostly driven by $53.4 million in net income from the Commercial Division, $15.1 million in net income from the Asset Management Division and $14.7 million in net income from the Treasury Division.

For the year ended December 31, 2010, net income attributable to Bladex was $42.2 million, compared to $54.9 million in 2009. The 2010 results were mostly driven by $41.5 million in net income from the Commercial Division and $10.7 million in net income from the Treasury Division, which was offset by net losses of $10.0 million in the Asset Management Unit. The Bank’s 2010 results reflect the Bank’s capacity to leverage the trade flows that the Region has been recovering, to expand its operations and grow its core business through higher average credit volumes and higher fee income, strengthening even further its critical role in financial relations between Latin America and the international markets.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in $ million, except percentages)
Net interest income
Commercial Division	81.7	$54.5	$53.9
Treasury Division	20.7	20.7	14.4
Asset Management Unit	0.3	(0.7)	(3.5)
Consolidated	$102.7	$74.5	$64.8
Net interest margin	1.81%	1.70%	1.62%
Net interest spread	1.62%	1.43%	1.12%

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

	For the Year ended December 31,
	2011			2010			2009
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-earning deposits with banks	$458	$1	0.29%	$384	$1	0.22%	$592	$1	0.21%
Loans, net of unearned income & deferred loan fees	4,576	138	2.97%	3,243	102	3.09%	2,569	113	4.36%
Non-accrual loans (1)	29	2	8.03%	44	3	7.55%	17	1	4.92%
Trading assets	30	2	5.79%	51	3	6.11%	102	7	6.95%
Investment securities(2)	441	12	2.61%	468	8	1.79%	546	17	3.15%
Investment fund	148	2	1.56%	190	2	1.14%	172	2	1.01%
Total interest-earning assets	$5,681	$157	2.73%	$4,378	$119	2.69%	$3,998	$142	3.50%
Non-interest-earning assets	71			42			46
Allowance for loan losses	(81)			(75)			(79)
Other assets	16			12			9
Total Assets	$5,687			$4,357			$3,975
Interest-Bearing Liabilities
Deposits	$2,074	$9	0.42%	$1,555	$9	0.54%	$1,218	$11	0.93%
Trading liabilities	2	0	n.m. (*)	4	0	n.m. (*)	9	0	n.m. (*)
Investment fund	0	0	n.m. (*)	0	1	n.m. (*)	0	2	n.m. (*)
Securities sold under repurchase agreements	267	14	5.02%	179	1	0.79%	263	6	2.24%
Short-term borrowings	1,102	2	0.18%	545	7	1.19%	501	18	3.50%
Borrowings and long-term debt	1,392	30	2.12%	1,241	27	2.18%	1,208	40	3.24%
Total interest-bearing liabilities	$4,838	$55	1.12%	$3,524	$45	1.26%	$3,199	$77	2.38%
Non-interest bearing liabilities and other liabilities	$111			$119			$122
Total Liabilities	$4,949			$3,643			$3,321
Redeemable noncontrolling interest	8			34			16
Stockholders’ equity	730			681			638
Total Liabilities and Stockholders’ Equity	$5,687			$4,357			$3,975
Net interest spread			1.62%			1.43%			1.12%
Net interest income and net interest margin		$103	1.81%		$75	1.70%		$65	1.62%

(*) “n.m.” means not meaningful.

(1)	Interest received on non-accrual loans is only recorded as earned when collected.

(2) The average yield of the investment securities portfolio using cost-based average balances, would have been 2.65%, 2.02%, and 3.46%, for 2011, 2010, and 2009, respectively.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates accrued on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2011 compared to 2010 and for 2010 compared to 2009. Volume and rate variances have been calculated based on daily movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2011 vs. 2010			2010 vs. 2009
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$217	$294	$512	$(453)	$32	$(421)
Loans, net	40,190	(3,749)	36,441	21,017	(32,996)	(11,979)
Non-accrual loans	(1,168)	209	(959)	2,036	452	2,488
Trading assets	(1,212)	(164)	(1,375)	(3,162)	(863)	(4,025)
Investment securities	(721)	3,908	3,188	(1,425)	(7,559)	(8,984)
Investment fund	(655)	799	144	201	234	435
Total increase (decrease)	$36,652	$1,297	$37,949	$18,214	$(40,700)	$(22,486)
Increase (decrease) in interest expense
Deposits	2,206	(1,918)	288	$1,853	(4,816)	(2,963)
Trading liabilities	0	0	0	0	0	0
Investment fund	(36)	(604)	(641)	(7)	(1,355)	(1,362)
S Securities sold under repurchase agreement and Short-term borrowings	7,355	227	7,581	(438)	(12,936)	(13,374)
Borrowings and long-term debt	3,262	(748)	2,513	714	(15,253)	(14,539)
Total increase (decrease)	$12,786	$(3,044)	$9,742	$2,123	(34,359)	(32,237)
Increase (decrease) in net interest income	$23,867	$4,341	$28,208	$16,091	$(6,340)	$9,751

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2011 vs. 2010

The $28.2 million, or 38%, increase in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily reflects:

i.	Higher average interest-earning assets balances, primarily in average loan portfolio balances, which increased from $3.3 billion in 2010 to $4.6 billion in 2011, a $1.3 billion, or 40%, increase during the year. The higher average balance in interest-earning assets during 2011 resulted in a $36.7 million overall increase in interest income, partially offset by a $12.8 million increase in interest expense associated with an increase of $1.3 billion, or 37%, in interest-bearing liability balances (deposits, securities sold under repurchase agreements, short term borrowings and borrowings and long term debt) from $3.5 billion in 2010 to $4.8 billion in 2011. Higher average volumes in interest-earning assets and interest-bearing liabilities resulted in a net effect of a $23.9 million net increase in net interest income.
ii.	A $4.3 million increase in net interest income during 2011 due to rate variances, as the average yield paid on interest-bearing liabilities decreased 14 bps to 1.12% in 2011 (from 1.26% in 2010), while the average yield on interest-earning assets increased 4 bps to 2.73% in 2011 (from 2.69% in 2010).

Net interest margin increased 11 bps to 1.81% in 2011 compared to 1.70% in 2010, mainly due to higher average loan portfolio balances and lending spreads as a result of greater market penetration, relative business growth and portfolio mix in the corporate and middle-market companies' segments, and in the financial institutions' segment, in a year characterized by liquidity constraints and volatility in the financial industry.

2010 vs. 2009

The $9.7 million, or 15%, increase in net interest income for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily reflects:

i.	Higher average interest-earning assets balances, primarily average loan portfolio balances, which increased by $700 million, or 27%, to $3.2 billion in 2010 from $2.6 billion in 2009, resulting in a $18.2 million overall increase in interest income, which was partially offset by a $2.1 million increase in interest expense associated with an increase in average interest-bearing liability balances. The effect of higher average volumes in interest-earning assets and interest-bearing liabilities was a $16.1 million net increase in net interest income.

ii.	Lower average interbank market rates for the Bank’s assets and liabilities, which resulted in a $6.3 million decrease in net interest income during 2010 due to rate variances, as the average yield paid on interest-bearing liabilities decreased 112 bps to 1.26% in 2010 (from 2.38% in 2009), while the average yield on interest-earning assets decreased by 81 bps to 2.69% in 2010 (from 3.50% in 2009), both of which effects were mostly attributable to lower interbank market rates.

Net interest margin was 1.70% in 2010 compared to 1.62% in 2009 as the Bank (i) reduced its average liquidity balance throughout the year at a minimal return, and replaced it with more profitable lending balances, and (ii) increased its average deposit balances bearing lower cost of funds than that of its borrowings and debt, which average balances decreased for the year.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2011	2010	2009
	(in $ million)
Net Brazil specific reserve reversals (provisions)	(0.7)	2.1	(2.4)
Net Mexico specific reserve reversals (provisions)	(3.6)	0.8	(12.0)
Total specific reserve reversals (provisions)	(4.3)	2.9	(14.4)
Generic reserve reversals (provisions) - due to changes in credit portfolio composition and risk levels	(4.5)	(11.9)	(3.9)
Total generic reserve reversals (provisions)	(4.5)	(11.9)	(3.9)
Total reversals (provisions) of allowance for loan losses	$(8.8)	$(9.1)	$(18.3)

As of December 31, 2011 and 2010, the Bank had $32.0 million and $29.0 million in non-accrual loans, respectively, all of which correspond to impaired loans for which specific reserves of $14.8 million and $11.5 million, respectively, have been allocated.

As of December 31, 2009, the Bank had $50.5 million in non-accrual loans. Based on analysis of these loans, the Bank identified impaired loans of $35.8 million for which specific reserves of $14.4 million have been allocated. The remaining $14.8 million of the non-accrual portfolio does not present impairment; therefore, no additional specific reserves have been recorded.

The $8.8 million provision for loan losses in 2011 was the result of: (i) $4.5 million in generic provision for loan losses driven by the combination of an increase in the Bank’s loan portfolio, attributable to increased demand from the Bank’s client base of corporations, financial institutions and middle-market clients, and an improvement in client-specific and country risk levels in the Region; and ii) $4.3 million in charges for specific loan loss reserves assigned to the impaired portfolio which totaled $32.0 million as of December 31, 2011.

During 2010, the Bank reversed $2.9 million in specific provisions assigned to the impaired portfolio.

The $11.9 million generic provision for loan losses in 2010 was primarily due to an increase in the loan portfolio which was partially mitigated by an improvement of the risk profile of the Region.

During 2009, there were no reversals of specific provisions for loan losses related to the impaired and restructured portfolio, as the Bank did not have any impaired or non-accrual loans during 2008. The Bank recorded $14.4 million in provision of specific reserves related to the non-accrual portfolio in 2009.

The $18.3 million provision for loan losses in 2009 was the result of: (i) a $14.4 million specific reserves provision assigned to non-accrual loans and (ii) a $3.9 million increase in generic provision for loan losses, as a reflection of higher loan balances.

The Bank’s loan loss reserve coverage was 1.8% as of December 31, 2011, a decrease from 1.9% as of December 31, 2010, and a decrease from 2.7% as December 31, 2009. The decrease in the loan loss reserve coverage reflects the impact of changes in the composition of the Bank’s loan portfolio and improvement of the risk profile of the portfolio on the Bank’s reserve model.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” note 7.

Reversals (Provisions) for Losses on Off-Balance Sheet Credit Risk

The $4.4 million reversal of provision for losses on off-balance sheet credit risk in 2011 was primarily due to improved risk profile in the off-balance sheet exposures in the commercial portfolio, primarily in acceptances and contingencies, at the end of year 2011.

The $13.9 million reversal of provision for losses on off-balance sheet credit risk in 2010 was primarily the net result of changes in volume, composition, and improvement of the risk profile of the portfolio, together with the purchase of international insurance to mitigate exposures on the off-balance sheet credit risk portfolio.

The $3.5 million reversal of provision for losses on off-balance sheet credit risk in 2009 was primarily due to lower off-balance sheet balances in the commercial portfolio (acceptances and contingencies), and the impact on the Bank’s reserve model of prudent off-balance sheet portfolio management considering risk levels in the Region.

The off-balance sheet reserve coverage decreased to 2.5% as of December 31, 2011, compared to 3.5% as of December 31, 2010, and compared to 8.2% as of December 31, 2009.

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

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmations, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
		(in $ thousand)
Letters of credit	$9,360	$8,314	$4,973
Guarantees	14	158	1,017
Loan Fees	1,109	1,195	224
Third party investors (Bladex Asset Management)	115	516	281
Other (1)	131	143	239
Fees and commissions, net	$10,729	$10,326	$6,733

 (1) Net of commission expense.

The $0.4 million, or 4%, increase in fees and commissions during 2011 was mostly attributable to increased commission income from higher average volumes in the letter of credit business (which increased 28%), partially offset by lower loan and asset management fee income.

The $3.6 million, or 53%, increase in 2010 compared to 2009 mainly reflects increased commission income from the letter of credit business, as a result of higher volumes of letters of credit in a more favorable economic environment.

For more information, see Item 18, “Financial Statements,” notes 2(q).

Derivative Financial Instruments and Hedging

In 2011, 2010, and 2009, the Bank recorded a net gain of $2.9 million, a net loss of $1.4 million, and a net loss of $2.5 million, respectively, in derivative financial instruments and hedging.

The 2011 results reflect the effect of recording the effectiveness on hedging relationships, which was offset by the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes.

The 2010 and 2009 results reflect the effect of recording the effectiveness (ineffectiveness) on hedging relationships and the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes, which had a liability balance as of December 31, 2010. The fair value of these cross currency swaps improved during 2010 and 2009 and, as a consequence, the credit risk discount decreased when valuing these derivative instruments.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(v) and 20.

Net Gain (Loss) from Investment Fund Trading

The Bank recorded a net gain of $20.3 million from investment fund trading in 2011, compared to a net loss of $8.0 million in 2010, and compared to a net gain of $25.0 million in 2009, related to the performance of the trading activities of the Fund.

For additional information, see Item 18, “Financial Statements,” notes 6 and 22.

Net Gain (Loss) from Trading Securities

The Bank recorded a $6.5 million loss from trading securities in 2011, compared to a $3.6 million loss in 2010, and compared to a $13.1 million gain in 2009.

The $6.5 million loss in 2011 was due to diminished valuations of trading securities and valuations of financial instruments that do not qualify for hedge accounting.

The $3.6 million loss in 2010 was due to the increases in securities valuations which were more than offset by the diminished valuations of financial instruments that do not qualify for hedge accounting.

The $13.1 million gain in 2009 was due to the appreciation in mark-to-market of the trading securities portfolio in 2009, which is composed of all the securities that were sold in 2008 under repurchase agreements accounted for as sales.

For additional information, see Item 18, “Financial Statements,” notes 4 and 12.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments as part of its Treasury activity with the intention of selling them prior to maturity. These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on sale of securities available-for-sale in 2011 was $3.4 million, compared to $2.3 million in 2010, and compared to $0.5 million in 2009. Detail of the net gains is as follows:

	For the year ended December 31,
	2011	2010	2009
	(in $ millions)
Nominal amount	$243.6	$135.0	$137.0
Amortized cost	$(265.0)	$(151.3)	$(146.5)
Proceeds	279.7	167.2	150.6
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	(11.3)	(13.6)	(3.6)
Total net gain on sale of securities available-for-sale	$3.4	$2.3	$0.5

For additional information, see Item 18, “Financial Statements,” notes 5.

Gain (Loss) on Foreign Currency Exchange

The Bank recorded a net gain of $4.3 million on foreign currency exchange during 2011, compared to a net gain of $1.8 million and $0.6 million on foreign currency exchange during 2010 and 2009, respectively. The $2.4 million increase during 2011 is mostly related to the effects of changes in assets and liabilities economically hedged with derivatives that do not qualify for hedge accounting.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
	(in $ thousand)
Salaries and other employee expenses	$29,268	$23,499	$20,201
Depreciation and amortization of premises and equipment.	2,166	2,510	2,671
Professional services	4,882	4,945	3,262
Maintenance and repairs	1,639	1,616	1,125
Expenses from the investment fund	1,540	890	3,520
Other operating expenses	10,540	8,621	7,423
Total operating expenses	$50,035	$42,081	$38,202

During 2011, operating expenses amounted to $50.0 million, compared to $42.1 million for the year 2010. The $8.0 million, or 19%, increase in operating expenses was primarily attributable to: (i) an increase in salary and other employee expenses associated with higher average headcount in support of expanding the Commercial Division as well as the risk management function, (ii) an increase in other operating expenses related higher rental costs associated with the new representative offices in Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru and in Bogotá, Colombia, established in support of the Commercial Division, as well as higher travel, communication and general expenses associated with increased average headcount and (iii) an increase in expenses from the Fund related to higher performance-related expenses.

The $3.9 million, or 10.2%, increase in operating expenses for the year ended December 31, 2010 compared to the year ended December 31, 2009 is attributable to: the net effect of higher salary and other employee expenses associated with higher average headcount and professional fees associated with the support of the expansion of the Commercial Division and the expansion in risk management, as well as capital market issuance programs, which was partially offset by lower performance – related expenses from the Fund.

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:

	As of December 31,
	2011	2010	2009
	(in $ thousand)
Assets
Cash and due from banks	$12,814	$5,570	$2,961
Interest-bearing deposits in banks	830,670	431,144	421,595
Trading assets	20,436	50,412	50,277
Securities available-for-sale	416,300	353,250	456,984
Securities held-to-maturity	26,536	33,181	0
Investment fund	120,425	167,291	197,575
Loans	4,959,573	4,064,332	2,779,262

Allowance for loan losses	(88,547)	(78,615)	(73,789)
Unearned income and deferred fees	(6,697)	(4,389)	(3,989)
Loans, net	4,864,329	3,981,328	2,701,484
Customers’ liabilities under acceptances	1,110	27,213	1,551
Accrued interest receivable	38,168	31,110	25,561
Premises and equipment, net	6,673	6,532	7,749
Derivative financial instruments used for hedging - receivable	4,159	2,103	828
Other assets	18,412	10,953	12,206
Total Assets	$6,360,032	$5,100,087	$3,878,771
Liabilities and Stockholders’ Equity
Deposits	$2,303,506	$1,820,925	$1,256,246
Trading liabilities	5,584	3,938	3,152
Securities sold under repurchase agreements	377,002	264,927	71,332
Short-term borrowings	1,323,466	1,095,400	327,800

	As of December 31,
	2011	2010	2009
	(in $ thousand)
Acceptances outstanding	1,110	27,213	1,551
Accrued interest payable	11,790	10,084	11,291
Borrowings and long-term debt	1,487,548	1,075,140	1,390,387
Derivative financial instruments used for hedging - payable	53,742	53,029	65,137
Reserve for losses on off-balance sheet credit risk	8,887	13,335	27,261
Other liabilities	22,568	20,096	14,077
Total Liabilities	$5,595,203	$4,384,087	3,168,234
Redeemable noncontrolling interest	5,547	18,950	34,900
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	130,177	133,815	134,820
Capital reserves	95,210	95,210	95,210
Retained earnings	372,644	320,153	301,389
Accumulated other comprehensive loss	(3,112)	(6,441)	(6,160)
Treasury stock	(115,617)	(125,667)	(129,602)
Total Stockholders’ Equity	759,282	697,050	675,637
Total Liabilities and Stockholders’ Equity	$6,360,032	$5,100,087	$3,878,771

2011 vs. 2010

During 2011, total assets increased by $1,260 million, or 25%, strengthened by a 22%, or $896 million, increase in the Bank’s loan portfolio, as a result of strong growth in the three business segments of the loan portfolio. In addition, during the same period, cash and due from banks and interest-bearing deposits with banks collectively increased $406 million, or 93%, as a result of the market uncertainty experienced in 2011. As of December 31, 2011, the Bank’s loan portfolio amounted $4,960 million and had an average maturity term of 373 days, with 68% of the portfolio scheduled to mature within one year. 57% of the loan portfolio was trade-related in nature and 43% constituted non-trade loans mainly extended to financial institutions and corporations.

As of December 31, 2011, the Bank’s liquidity amounted to $786 million, compared to $421 million as of December 31, 2010, as the Bank maintained proactive liquidity management by increasing its liquidity position in response to volatility in the markets.

The increase in assets in 2011 was accompanied by a $1,211 million increase in liabilities, mainly from an increase in deposits (which increased by $483 million, or 27%), borrowings and long-term debt (which increased by $413 million, or 38%), short term borrowings (which increased by $228 million, or 21%), and securities sold under repurchase agreements (which increased by $112 million, or 42%), as a result of more demand for credit and more confidence from the Bank’s international correspondent banks.

2010 vs. 2009

During 2010, total assets increased by $1,221 million, or 31%, strengthened by a 46%, or $1,285 million, increase in the Bank’s loan portfolio during the same period as a result of solid growth in the commercial activity of the Bank as a result of strong recovery in the Latin American economy and increased trade flows in the Region. As of December 31, 2010, the Bank’s loan portfolio amounted to $4,064 million, and had an average maturity term of 389 days, with 70% of the portfolio scheduled to mature within one year. 56% of the loan portfolio was trade-related in nature and 44% constituted non-trade loans mainly extended to private banks and private corporations.

The increase in assets during 2010 was offset by a $104 million decrease in the securities available-for-sale portfolio, mainly resulting from the sale of securities available-for-sale for a nominal amount of $135 million (carrying value of $151 million).

As of December 31, 2010, the Bank’s liquidity amounted to $421 million, compared to $402 million as of December 31, 2009.

The increase in assets in 2010 was accompanied by a $1,216 million increase in liabilities, especially in deposits, securities sold under repurchase agreements and short term borrowing ($1,526 million), offset by a $315 million decrease in borrowings and long-term debt, as a result of increased liquidity levels in international markets, more demand for credit, and more confidence from the Bank’s international correspondent banks.

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

Impaired Assets and Contingencies

The Bank’s assets that are subject to impairment consist mainly of loans and securities. For more information on impaired loans, see Item 18, “Financial Statements”, Notes 2(m) and 7. For information on impaired securities, see Item 18, “Financial Statements,” notes 2(j) and 5. For more information on contingencies, see Item 18, “Financial Statements”, note 18, and see Item 5, “Operating and Financial Review and Prospects/Operating Results/Reversal (Provision) for Loan Losses.”

The Bank identifies as delinquent those loans where no principal and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance of a single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodic payment has been received for a period of 90 days after the agreed-upon date. Loans are placed on a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s management believes there is uncertainty with respect to the ultimate collection of principal or interest.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

A loan is considered impaired and placed on a non-accrual basis when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due and economic conditions in the borrower’s country of residence. These loans include modified loans considered to be troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value takes into account costs to sell.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:

	As of December 31,
	2011	2010	2009	2008	2007
	(in $ million, except percentages)
Impaired loans	$32	$29	$36	$0	$0
Allocation from the allowance for loan losses	15	12	14	0	0
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.6%	0.7%	1.3%	0.0%	0.0%
Impaired contingencies	$0	$0	$0	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	0
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities(1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio(3)	0.6%	0.6%	1.0%	0.0%	0.0%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

As of December 31, 2011 and 2010, there were no impaired loans without related allowance.

The following table summarizes information regarding non-accrual loans, and interest amounts on non-accrual loans:

	For the year ended December 31,
	2011	2010	2009
	(in $ thousands)
Loans in non-accrual status
Private corporations	$32,000	$28,000	$39,000
Private middle-market companies	0	1,002	11,534
Total loans in non-accrual status	$32,000	$29,002	$50,534

Foregone interest revenue at beginning of the year	$996	$928	$0
Interest which would have been recorded if the loans had not been in a non-accrual status	2,325	3,403	1,775
Interest income collected on non-accrual loans	(2,375)	(3,335)	(847)
Foregone interest revenue at end of the year	$946	$996	$928

The Bank has not had any troubled debt restructurings for each of the five years ended December 31, 2011.

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

The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit. The formula-based component is applied to the Bank’s performing credit portfolio and is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

The reserve balances for estimating generic allowances is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

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

For additional information regarding allowance for credit losses, see Item 18, “Financial Statements,” notes 2(o) and 8.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total commercial portfolio outstanding as of December 31 of each year:

	As of December 31,
	2011	2010	2009	2008	2007
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses:
Balance at beginning of the year	$79	$74	$55	$70	$51
Provision (reversal)	9	9	18	(19)	12
Recoveries	2	1	1	4	6
Loans charged-off	(1)	(5)	0	0	0
Balance at the end of the year	89	79	74	55	70
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	13	27	31	14	27
Provision (reversal)	(4)	(14)	(3)	17	(13)
Balance at end of the year	9	13	27	31	14
Total allowance for credit losses	$98	$92	$101	$85	$83
Allowance for credit losses to total commercial portfolio	1.83%	2.07%	3.25%	2.79%	1.95%
Net charge offs to average loans outstanding	0.02%	0.13%	0.00%	0.00%	0.00%

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2011		2010		2009
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$16	18.1	$28	35.1	$14	18.4
Brazil	11	13.0	13	15.9	17	23.5
Chile	2	2.0	1	1.1	2	2.2
Colombia	12	13.0	5	5.8	3	4.0
Costa Rica	3	3.3	2	3.0	4	4.8
Dominican Republic	6	6.9	5	6.9	2	2.7
Ecuador	3	3.1	2	2.7	4	5.1
El Salvador	1	0.6	1	1.3	2	2.3
Guatemala	4	4.8	1	1.4	1	1.9
Honduras	2	2.1	2	1.9	1	2.0
Jamaica	0	0.1	3	3.2	2	2.6

	As of December 31,
	2011		2010		2009
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Mexico	18	20.7	14	18.0	19	25.1
Peru	5	5.4	2	3.1	2	2.5
Uruguay	3	3.3	0	0.0	1	1.7
Other	3	3.4	0	0.6	1	1.1
Total Allowance for loan losses	$89	100.0	$79	100.0	$74	100.0

Reserve for losses on off-balance sheet credit risk
Ecuador	7	82.7	10	72.5	21	75.8
Venezuela	1	7.0	2	18.0	4	15.3
Other	1	10.3	1	9.6	2	8.9
Total Reserve for losses on off-balance sheet credit risk	$9	100.0	$13	100.0	$27	100.0

Allowance for credit losses
Argentina	16	16.5	$28	30.0	$14	13.4
Brazil	11	11.9	13	13.8	17	17.3
Chile	2	1.9	1	0.9	2	1.6
Colombia	12	11.9	5	5.0	3	2.9
Costa Rica	3	3.3	3	3.5	5	4.5
Dominican Republic	6	6.3	5	5.9	2	2.1
Ecuador	10	10.3	12	12.8	24	24.2
El Salvador	1	0.6	1	1.1	2	1.8
Guatemala	4	4.4	1	1.2	1	1.4
Honduras	2	2.0	2	1.7	2	1.5
Jamaica	0	0.1	3	2.7	2	1.9
Mexico	18	19.0	14	15.6	19	18.8
Peru	5	5.0	2	2.7	2	1.8
Uruguay	3	3.0	0	0.0	2	1.9
Venezuela	1	0.6	2	2.6	4	4.1
Other (1)	4	3.3	0	0.5	1	0.8
Total Allowance for credit losses	98	100.0	$92	100.0	$101	100.0

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower as of December 31 of each year:

	As of December 31,
	2011		2010		2009
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$22	22.7	$15	15.5	$14	13.7
State-owned commercial banks	16	16.8	7	7.1	10	10.0
Central banks	0	0.1	9	9.9	20	20.3
Sovereign debt	0	0.3	0	0.4	1	1.1
State-owned exporting organization	3	3.3	5	5.7	5	5.0
Private middle - market companies	9	9.3	5	8.8	7	7.3
Private corporations	46	47.5	50	52.5	43	42.6
Total	$98	100.0	$92	100.0	$101	100.0

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(in $ million, except percentages)

Brazil	1	100.0	2	40.5	0	0.0	0	0.0	0	0.0
Mexico	0	0.0	3	59.5	0	0.0	0	0.0	0	0.0
Total	$1	100.0	$5	100.0	$0	0.0	$0	0.0	$0	0.0

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

Variable interest entities

Variable interest entities, or VIEs, are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest.

Investors that finance a VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees or certain types of derivative contracts, are variable interest holders in the entity.

A variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

− the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

− the obligation to absorb losses or the right to receive benefits, as the case may be, of the entity that could potentially be significant to the VIE.

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

Additionally, as of December 31, 2011, 7% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 2% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA adjustment is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the credit valuation adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of Bladex or its counterparties, or due to the anticipated termination of the transactions. See Item 18, “Financial Statements,” note 20.

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s Management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results. See Item 18, “Financial Statements,” note 22.

Allowance for Credit Losses

The classification of the Bank’s credit portfolio for allowances for credit losses under U.S. GAAP is determined by risk management and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s Management considers its allowances for credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains reserves for the probable credit losses related to the Bank’s off-balance sheet exposures. See Item 18, “Financial Statements,” note 2(o).

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

See Item 18, “Financial Statements,” note 2(j).

Recently issued accounting standards

During 2011, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2011-03 – Transfers and Servicing (Topic 860)

The main objective of this update is to improve the accounting for repurchase agreements. The modifications of these amendments remove from the assessment of effective control over the transferred assets, the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms. Consequently, the amendments also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to replace the transferred assets in the event of bankruptcy of the counterparty.

This update is effective for interim and annual financial statements beginning on or after December 15, 2011. Early adoption is not permitted. The Bank is evaluating the potential impact of this update in its consolidated financial statements.

ASU 2011-04 – Fair Value Measurement (Topic 820)

The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs). The amendments in this update explain how to measure fair value and disclose related information.

This update is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Bank is evaluating the potential impact of this update in its consolidated financial statements.

ASU 2011-05 – Comprehensive Income (Topic 220)

The objective of this update is to increase the prominence of items reported in other comprehensive income. This update provides two options for reporting other comprehensive income, where the entity should choose one and apply it consistently:

1. To present a single continuous financial statement. At the end of the income statement, the Bank shall present the components of comprehensive income in two sections, net income and other comprehensive income. If this option is elected, the name of the income statement changes to “statement of comprehensive income”.

2. To present comprehensive income in two separate but consecutive statements.

In addition, it is required to present, by component, the reclassification adjustments of items from the other comprehensive income that are reclassified to the net income on the financial statements where components of net income and components of other comprehensive income are presented.

This update is effective for interim and annual periods beginning on or after December 15, 2011, and should be applied retrospectively. The Bank is evaluating the potential impact of this update on presentation of OCI in its consolidated financial statements.

ASU 2011-11 – Balance Sheet (Topic 210)

This update requires an entity to disclose information about financial instruments and derivative instruments that are either offset in the balance sheet or subject to enforceable master netting arrangements or similar agreements, irrespective of whether they are offset. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset and instruments and transactions subject to an agreement similar to a master netting arrangement.

This update is effective for interim and annual periods beginning on or after January 1, 2013. Entities should provide the disclosures required by this update retrospectively for all comparative periods presented. The Bank is evaluating the potential impact of these disclosures.

ASU 2011-12 – Comprehensive Income (Topic 220)

Under the amendments in ASU 2011-05, entities are required to present reclassification adjustments of items from the other comprehensive income that are reclassified to the net income on the financial statements where components of net income and components of other comprehensive income are presented.

The amendments of ASU 2011-12 defer indefinitely those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented.

The amendments in this ASU are effective for interim and annual periods beginning on or after December 15, 2011.

B.	Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2011, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $70 million, representing 3% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2011 were $786 million (representing 34% of total deposits) of which $10 million corresponds to time deposits.

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

The Bank performs daily reviews and controls on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and the monitors the liquidity level according to the macroeconomic environment. Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day. The Bank has also established a minimum amount of liquidity to be maintained at the end of each day, as a percentage of total assets. As a precautionary measure, since the onset of the global financial crisis in September 2008, the Bank has consistently maintained a cash position in excess of the minimum required.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2011	2010	2009
	(in $ million)
Europe	$2	$60	$60
United States	762	287	219
Other O.E.C.D.	21	74	123
Total	$786	$421	$402

As of December 31, 2011, liquidity amounted to $786 million. $761 million, or 96%, of liquid assets were deposited at the Federal Reserve Bank in New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2011, the average original term to maturity of the Bank’s short-term loan portfolio maturing up to one year based on original term was approximately 219 days.

Medium-term assets (maturing beyond one year based on original term) totaled $2,638 million as of December 31, 2011. Of that amount, $434 million was comprised of liquid bonds held primarily in the Bank’s securities available-for-sale portfolio ($416 million) and trading assets ($17 million). The remaining $2,204 million in medium-term assets represented commercial loans of $2,185 million and $19 million in securities held-to-maturity.

Credit ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2011, were as follows:

As of December 31, 2011
	Standard & Poor’s	Moody’s	Fitch
Short -Term	A-2	P-2	F2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

On December 6, 2011 Standard & Poor’s, or S&P, affirmed the Bank’s credit rating at “BBB/A-2”, with Outlook Stable, following a review of Bladex under S&P’s revised bank criteria (published on November 9, 2011). S&P also affirmed the rating on senior unsecured debt at “BBB”, stating that the ratings reflect the Bank’s adequate business position, strong capital and earnings, adequate risk position, above-average funding, and adequate liquidity compared with other banking institutions in Latin America. The credit ratings have been unchanged since May 13, 2008.

The credit ratings from Moody’s Investor Service, Inc., or Moody’s, have been unchanged since December 19, 2007, and on March 20, 2012, Moody’s confirmed its credit ratings of the Bank.

The credit ratings from Fitch Ratings Ltd., or Fitch, have been unchanged since July 7, 2008, and on August 29, 2011, Fitch confirmed its credit ratings of the Bank.

Critical factors in maintaining the Bank’s high credit ratings,under S&P critera, include a substantial expansion in core earnings, the maintenance of a high-quality balance sheet, and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

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

	As of December 31,
	2011	2010	2009
		(in percentages)
Interbank deposits	41.2%	41.5%	39.7%
Securities sold under repurchase agreements	6.7%	6.0%	2.3%
Borrowings and debts	50.2%	49.5%	54.2%
Other liabilities.	1.9%	2.9%	3.9%
Total liabilities	100.0%	100.0%	100.0%

Short-term borrowings and borrowings and long-term debt are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See Item 5 “Asset/Liability Management.”

Among other sources, Bladex funds itself through short- and medium-term loans taken from international correspondent banks. Among those European banks with credit lines in favor of Bladex, the largest country concentrations are from banks located in the United Kingdom and Germany. Bladex has not taken funding from banks based in Ireland or Greece. The volume of funds taken from Italian and Portuguese banks has been minimal in recent years, with no balance outstanding from Italian banks as of December 31, 2011, and $5 million outstanding from Portuguese banks as of that date. The balance of bilateral loans taken from Spanish banks represented 1.5% of the Bank’s total liabilities as of December 31, 2011.

As concerns over European sovereign debt and interbank liquidity rose over the course of 2011, Bladex suffered minimal impact to the volume of credit lines available from its European correspondent banks. However, the pricing of credit from European banks in favor of Bladex did increase to some extent, reflecting increases in European banks' own funding costs, particularly during the fourth quarter of the year.

Bladex engages in interest rate swap and cross currency swap transactions, exclusively for hedging purposes. As of December 31, 2011, the volume of interest rate swaps contracted with European banks was $122 million. The counterparties to those interest rate swaps were highly-rated banks based in Germany, France, the United Kingdom, and Switzerland. The volume of cross currency swaps as of that date was $194 million, contracted with highly-rated banks from France, the United Kingdom, and Switzerland. As of December 31, 2011, Bladex had no derivative contracts outstanding with banks from any other European countries, apart from those mentioned above.

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. As of December 31, 2011, approximately 35% of the deposits held by the Bank were deposits made by central banks of countries in the Region and 52% of deposits held by the Bank were made by state owned banks. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region as of December 31, 2011, 2010, and 2009, was 72 days, 53 days, and 57 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region. As of December 31, 2011, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 65% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 11.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2011	2010	2009
	(in $ million)
Argentina	$71	$78	$87
Bahamas	2	2	0
Barbados	35	5	21
Brazil	465	359	266
Cayman Island	7	41	105
Colombia	4	7	55
Costa Rica	0	12	9
Dominican Republic	0	0	10
Ecuador	746	437	234
El Salvador	28	18	28
Guatemala	50	60	0
Haiti	78	3	3
Honduras	71	99	151
Jamaica	1	1	1
Japan	0	0	1
Mexico	50	50	0
Nicaragua	57	50	50
Panama	125	147	50

	As of December 31,
	2011	2010	2009
	(in $ million)
Paraguay	250	200	0
Peru	21	31	2
Trinidad and Tobago	19	19	20
United Kingdom	50	50	0
United States	27	15	0
Venezuela	146	137	162
Total	$2,304	$1,821	$1,256

Securities Sold Under Repurchase Agreements and Short-Term Borrowings

The Bank enters into repurchase agreements, or repos, with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repurchase agreements are accounted for either as sales of securities or as secured financings in the financial statements. As of December 31, 2011, securities sold under repurchase agreements amounted to $377 million, an increase of $112 million from $265 million as of December 31, 2010. See Item 18, “Financial Statements,” note 12.

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 19 European and North American, four Asian and three Latin American banks provide these short-term borrowings to the Bank.

As of December 31, 2011, short-term borrowings amounted to $1,323 million, compared to $1,095 million as of December 31, 2010, an increase of $228 million. The increase in short-term borrowings was the result of more demand for credit and taking advantage of Bladex’s access to funding due to increased levels of liquidity. The average term remaining to maturity of short-term borrowings as of December 31, 2011 was approximately 147 days. See Item 18, “Financial Statements,” note 13.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2011	2010	2009
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks	$1,323	$1,095	$328
Securities sold under repurchase agreements	377	265	71
Total short-term borrowings and securities sold under repurchase agreements	$1,700	$1,360	$399

Maximum amount outstanding at any month-end	$1,700	$1,360	$1,094
Amount outstanding at year-end	$1,700	$1,360	$399
Average amount outstanding	$1,369	$724	$764
Weighted average interest rate on average amount outstanding	1.12%	1.09%	2.77%
Weighted average interest rate on amount outstanding at year end	0.91%	0.58%	1.61%

Borrowings and Long-Term Debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the Bank’s Euro Medium Term Note, or EMTN, Program and a local – currency bond issuance in Latin America.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the remaining term to maturity. The Bank uses these funds to finance its medium-term and long-term loan portfolio. As of December 31, 2011, the average term remaining to maturity of the Bank’s medium and long-term debt was 1.6 years.

During 2011, the Bank continued accessing the Asian market, enabling it to incur two new syndicated loans, further expanding Bladex's network of Asian correspondent banks.  In January, 2011 the Bank entered into a $130 million three-year term syndicated loan, and in August, 2011 the Bank entered into a $165 million three-year term syndicated loan. These financings represent the third and fourth cross-border syndicated loans arranged for Bladex in the Asian financial markets after the successful closing of two previous Bladex deals in August and November of 2009, both of which matured during 2011.

In addition, the Bank placed a $270 million three-year term global syndicated loan, taking advantage of  the Bank’s access to the international markets in April, 2011.

During 2009, the Bank entered into two syndicated loans with Asian lenders. The first syndicated loan, in the amount of $100 million, and the second syndicated loan, in the amount of $113 million, had a two-year term. These loans, which matured in 2011, were Bladex’s first syndicated loans placed in Asia and were intended to diversify the Bank’s funding sources and strengthen its presence in the Asian markets.

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

Notes Program in Mexico

On February 22, 2012, the Bank established a short- and long-term notes program (the “Mexico Program”) in the Mexican local market, registered with Mexican National Registry of Securities (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. On March 22, 2012, its successful completion of the first issuance of 2 billion pesos with a 3 year tenor at a floating-rate of 28-day TIIE plus 65 basis points.

144A/Reg S

On March 29, 2012, Bladex priced the first 144A/Reg S issuance in several years under their Euro Medium Term Note Program (EMTN), in the amount of $400,000,000 (Four hundred million US dollars) effective April 4, 2012. The Senior unsecured notes have a tenor of five years, with a fixed rate coupon of 3.75%. The transaction was oversubscribed, with total demand exceeding $2 billion dollars. The inflows of these funds were recorded in early April, 2012.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s borrowings and long-term debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 14, 20 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.” See Item 18, Consolidated Balance Sheet as of December 31, 2011 and 2010.

	As of and for the Year Ended December 31,
	2011	2010	2009
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,488	$1,075	$1,390
Maximum amount outstanding at any month-end	$1,548	$1,400	$1,390
Average amount outstanding	$1,392	$1,241	$1,208
Weighted average interest rate on average amount outstanding	1.94%	2.07%	3.07%
Weighted average interest rate on amount outstanding at year end	2.16%	2.10%	2.07%

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including securities sold under repurchase agreements) as of December 31, 2011:

	Amount	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	170	1.29%
Due in 31 to 90 days	622	1.24%
Due in 91 to 180 days	327	1.31%
Due in 181 to 365 days	263	2.05%
Total	$1,382	1.42%
Short-term borrowings at floating interest rate
Due in 31 to 90 days	75	1.12%
Due in 91 to 180 days	93	5.70%
Due in 181 to 365 days	150	1.76%
Total	$318	2.76%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	0	7.92%
Due in 31 to 90 days	1	8.29%
Due in 91 to 180 days	1	8.16%
Due in 181 to 365 days	12	2.53%
Due in 1 through 6 years	1	9.21%
Total	$16	4.05%
Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	151	0.87%
Due in 91 to 180 days	92	1.67%
Due in 181 to 365 days	160	1.01%
Due in 1 through 6 years	1,022	2.35%
Total	$1,426	2.00%
Medium and long-term fixed-rate placements
Due in 1 through 6 years	46	6.50%
Total	$46	6.50%

The lines granted to Bladex are advised, they are not committed.  The utilization of lines from correspondent banks may contain restrictions such as the assets to be financed should be trade related.

Cash flows

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2011, 2010 and 2009.

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

For the year ended December 31, 2011, net cash provided by operating activities was $180.2 million. Net cash was provided by net income ($83.9 million), a net decrease in the Fund portfolio by $46.9 million, mainly due to redemptions of part of the Bank’s interest therein, net decreases in the trading assets by $29.8 million, and by net cash of $17.2 million provided by activities of derivative financial instruments and hedging.

For the year ended December 31, 2010, net cash provided by operating activities was $69.0 million. Net cash was provided by net income, a net decrease in the investment fund portfolio by $30.3 million, and a $5.5 million increase in accrued interest receivable mainly due to an increase in the credit portfolio. Net cash was provided by net income and from adjustments for non-cash items such as the provision for credit losses, depreciation and amortization and stock-based compensation.

For the year ended December 31, 2009, net cash provided by operating activities was $17.5 million. In 2009, the net decline in trading liabilities and accrued interest payable was a result of the impact of the challenging environment that existed in 2008, and continued into the first half of 2009. In 2009, net cash generated from operating activities was lower than net income, largely as a result of net increases in the balance of the Fund in 2009.

Cash flows from investing activities

The Bank’s investing activities predominantly include loans originated by the Bank, as well as the portfolio of securities available-for-sale and securities held-to-maturity.

For the year ended December 31, 2011, net cash of $1,006 million was used in investing activities, mostly from a net increase in loans originated by the Bank, resulting from increased commercial activity during 2011, and net cash used to purchase investment securities.

For the year ended December 31, 2010, net cash of $1,226 million was used in investing activities. This resulted primarily from a net increase in loans originated by the Bank due to improved conditions in the financial markets and increased demand for the Bank’s lending products.

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

In 2011, net cash provided by financing activities was $1,196 million. This resulted from an increase in deposits, short-term borrowings and securities sold under repurchase agreements.

In 2010, net cash provided by financing activities was $1,175 million. This resulted from an increase in deposits, short-term borrowings and securities sold under repurchase agreements.

In 2009, net cash used in financing activities was $545.8 million; this reflected primarily a net decrease in short-term borrowings and securities sold under repurchase agreements, and the repayments of borrowings and long-term debt, and was partially offset by proceeds from borrowings and long-term debt, and a net increase in due to depositors.

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

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates as of December 31, 2011. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows, which generally involve swapping fixed for floating-rate.

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non- Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	843	813	30	0	0	0	0
Trading assets	20	0	17	0	0	0	3
Securities available-for-sale	416	40	61	65	0	222	29
Securities held to maturity	27	0	0	14	7	6	0
Investment fund	120	0	0	0	0	0	120
Loans, net	4,864	852	2,119	1,543	340	105	(96)
Total interest-earning assets	6,292	1,706	2,226	1,622	347	334	57
Non-interest earning assets	50	0	0	0	0	0	50
Other assets	18	0	0	0	0	0	18
Total assets	6,360	1,706	2,226	1,622	347	334	126
Interest-bearing liabilities
Deposits
Demand	68	68	0	0	0	0	0
Time	2,236	1,474	402	196	152	12	0
Trading liabilities	6	0	0	0	0	5	1
Securities sold under repurchase agreements	377	102	194	82	0	0	0
Short-term borrowings	1,323	176	604	280	263	0	0
Borrowings and long-term debt	1,488	116	682	621	18	50	0
Total interest-bearing liabilities	5,497	1,936	1,882	1,179	433	67	1
Non-interest-bearing liabilities	98	0	0	0	0	0	98
Total liabilities	5,595	1,936	1,882	1,179	433	67	99
Redeemable noncontrolling interest	6	0	0	0	0	0	6
Stockholders’ equity	759	0	0	0	0	0	759
Total liabilities and stockholders’ equity	6,360	1,936	1,882	1,179	433	67	864
Interest rate sensitivity gap		(230)	344	443	(86)	267	(738)
Cumulative interest rate sensitivity gap		(230)	115	557	471	738
Cumulative gap as a % of total interest-earning assets		-4%	2%	9%	7%	12%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities reprice more quickly than the Bank’s interest-earning assets. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases. The Bank’s policy with respect to interest rate risk provides that the Bank establish limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

As part of its normal Treasury operation, Bladex is exploring new markets for short- and medium-term financing, anticipating funding needs related to the projected Bank's growth.  These funding sources should come from the international correspondent banks and from new financings obtained in the capital markets.

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2011	2010	2009
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	130,177	133,815	134,820
Capital reserves	95,210	95,210	95,210
Retained earnings	372,644	320,153	301,389
Accumulated other comprehensive loss	(3,112)	(6,441)	(6,160)
Treasury stock	(115,617)	(125,667)	(129,602)
Total stockholders’ equity	$759,282	$697,050	$675,637

As of December 31, 2011, stockholders’ equity amounted to $759 million, compared to $697 million as of December 31, 2010 and compared to $676 million as of December 31, 2009.

The $62 million increase during 2011 compared to 2010 was the net result of: increased retained earnings as a result of net income attributable to Bladex of $83 million, partially offset by $31 million declared as cash dividends, $10 million net variance in treasury stock mostly due to compensation cost ($2 million) and the exercise of stock-based compensation plans ($4 million), and $3 million net variance in other comprehensive loss as the net result of improved valuations of the securities and/or the interest rate hedging instruments associated with such securities.

The $21 million increase during 2010 compared to 2009 was the net result of increased retained earnings as a result of net income attributable to Bladex of $42 million, partially offset by $23 million declared as cash dividends, and a $4 million net variance in treasury stock mostly due to compensation cost and the exercise of stock based compensation plans.

Capital reserves are established by the Bank from retained earnings. Capital reserves are intended to strengthen the Bank’s capital position. Reductions of these reserves, for purposes such as the payment of dividends, require the approval of the Board and Panamanian banking authorities. Panamanian banking regulations do not require the Bank to maintain any particular level of capital reserves.

As of December 31, 2011, the capital ratio of total stockholders’ equity to total assets was 11.9% and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 18.6% and 19.9%, respectively.  As of December 31, 2011, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.19%. See Item 4, “Information on the Company / Business Overview / Regulation.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that are likely to materially affect the Bank or that would cause the financial information disclosed herein to not be indicative of the Bank’s future operating results or financial condition:

•	Changes in global economic conditions, including prices of oil and other commodities, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The effect that an economic slowdown or political events in the Region may have on the Bank’s asset quality, results of operations and growth prospects;
•	Risk perception in the markets in which the Bank operates, increased competition, and U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s loan portfolio and, in turn, impact the Bank’s net interest spreads; and
•	A continued downturn in the capital markets, or a continued downturn in investor confidence, which could affect the Bank’s access to funding or increase its cost of funding.

Year 2011

Bladex performance in 2011 was characterized by solid financial results, strong portfolio growth, prudent levels of liquidity, capital and credit quality. The Latin American Region experienced a 23% increase in trade flows, seizing a clear opportunity to capitalize on the Bank’s competitive advantages in import/export finance. As of December 31, 2011, the Bank’s commercial portfolio amounted to $5,354 million, an increase of $908 million or 20%, across all business segments, compared to $4,446 million as of December 31, 2010. The increase was mainly the result of the reinforcement of the Bank’s client management team, continued expansion of Bladex’s regional network of offices, and higher net interest spreads (162 bps in 2011 compared to 143 bps in 2010), despite a small decrease in average interbank market interest rates 6M LIBOR. Net interest margin increased 11 bps to 1.81% in 2011 compared to 1.70% in 2010, as a result of higher average balances, lending spreads and portfolio mix in the corporate and middle-market companies and financial institutions' segment which yield higher margins. The non-accrual portfolio amounted to $32 million, representing 0.6% of total loan portfolio as of December 31, 2011.

Given the volatility in global interbank liquidity conditions, arising in particular from challenging sovereign debt conditions in the Eurozone, Bladex maintained a conservative approach to liquidity management throughout the year. As a result, the Bank achieved a liquidity level of $786 million as of December 31, 2011, compared to $421 million as of December 31, 2010. Weighted average funding cost for the year ended December 31, 2011 amounted to 1.12%, a decrease of 14 bps, or 11%, compared to 1.26% for the year ended December 31, 2010, as a result of improvement in funding costs of deposits, most of which come from primarily from the Bank’s Central Bank shareholders.

The Bank’s net income for the year 2011 amounted to $83.2 million, of which $53.4 million was achieved by the Commercial Divison, $14.7 million by the Treasury Division, and $15.1 million by the Asset Management Unit. Tier 1 capital ratio stood at 18.6% while the Bank achieved a return on equity of 11.4% for the year 2011.

Year 2010

The Bank’s performance during 2010 was characterized by solid growth in the commercial activity of the Bank, improving the scope and diversification of the Bank’s business against background of a strong recovery in Latin America and of the increase in trade flows in the Region. The increase in commercial activity in the Region resulted in part from the improvement in the risk profile of countries in the Region, reflected by a general reduction of fiscal deficits, relative price stability and strengthened foreign reserves. As a result, the Bank’s commercial portfolio as of December 31, 2010 amounted to $4,446 million, compared to $3,110 million as of December 31, 2009, resulting in a $1,336 million, or 43%, increase during the year. Market interest rates such as 6M LIBOR decreased from an average of 112 bps in 2009 to 52 bps in 2010, leading to a compression of lending spreads. Net interest margin improved to 1.70% for 2010 from 1.62% for 2009, as a result of lower costs of funds. Funding costs decreased to 126 bps in 2010 from 238 bps in 2009, due to increased average balances of deposits, borrowings and long-term debt. Liquidity balances remained high, amounting to $421 million as of December 31, 2010. The Bank’s net income for the year 2010 resulted from the strong performance of the Commercial and the Treasury Divisions, offset by the losses from the Asset Management Unit.

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

In the ordinary course of business, in order to meet the financing needs of its customers, the Bank enters into arrangements that are not recognized on its balance sheet. As of December 31, 2011, the Bank’s off-balance sheet arrangements included letters of credit, stand-by letters of credit, guarantees (commercial risk and country risk), credit derivatives and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement. As of December 31, 2011, total reserves for losses on off-balance sheet arrangements amounted to $9 million, compared to $13 million as of December 31, 2010, and compared to $27 million as of December 31, 2009. See Item 18, “Financial Statements,” note 8 and 18.

As of December 31, 2011, the total off-balance sheet portfolio amounted $364 million, compared to $381 million as of December 31, 2010, and compared to $332 million as of December 31, 2009.

Fees and commission income from off-balance sheet arrangements amounted to $11 million, $10 million and $7 million, for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively.

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

F.	Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2011.

	Payments Due by Period
Contractual Obligations (1)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$2,304	$68	$2,236	$0	$0
Trading liabilities	6	0	6	0	0
Securities sold under repurchase agreement	377	377	0	0	0
Short-term borrowings	1,323	1,323	0	0	0
Borrowings and long-term debt (2)	1,488	418	1,069	0	0
Accrued interest payable	12	12	0	0	0
Leasehold obligations	2	1	1	0	0
Total contractual obligations	$5,511	$2,199	$3,312	$0	$0

(1)	The contractual obligations exclude future contractual interest payment obligations as some obligations have floating interest rates.
(2)	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (3)	$268	$268	$0	$0	$0
Stand-by letters of credit	19	19	0	0	0
Guarantees	0	0	0	0	0
Credit derivative	0	0	0	0	0
Other commercial commitments	76	44	30	1	1
Total Commercial Commitments	$363	$331	$30	$1	$1
(3)	Includes acceptances outstanding for a total amount of $1 million as of December 31, 2011.

The covenants included in some of our liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regards to these covenants.

See Item 18, “Financial Statements,” notes 18 and 19.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Esteban Alejandro Acerbo
Director
Banco de la Nación Argentina, Argentina	Argentina	Director	2014	2010	50
Manuel Sánchez González
Deputy Governor
Banco de Mexico, Mexico	Mexico	Director	2014	2011	61
João Carlos Nobrega Pecego
Regional General Manager – Head of Latin America	Brazil	Director	2013	2010	48
Banco do Brasil, Brazil

CLASS E
Mario Covo
Chief Executive Officer
Finaccess International, Inc., U.S.A.	U.S.A.	Director	2014	1999	54
Herminio Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2013	2004	61
Maria da Graça França
Brazil	Brazil	Director	2013	2004	63
William D. Hayes
President
Whaleco, Inc., U.S.A.	U.S.A.	Director	2013	2004	68
Guillermo Güémez García
Mexico	Mexico	Director	2015	1997	71

ALL CLASSES OF COMMON STOCK (*)
Gonzalo Menéndez Duque		Chairman of the Board
Director
Banco de Chile, Chile	Chile		2015	1990	63
Jaime Rivera
Chief Executive Officer
Bladex, Panama	Guatemala	Director	2015	2004	58

(*) Denotes class(es) of common stock of the Bank that elect the directors listed.

Esteban Alejandro Acerbo has served as Director of our Board since 2010. Mr. Acerbo has served as Director of Banco de la Nación Argentina and President of Nación Leasing since 2006. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas. He is President of Nación Reaseguros S.A., Compañía de Reaseguros. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1999 to 2001. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualify him to serve on the Board.

Manuel Sánchez González has been a Director of our Board since 2011. He has also served as Deputy Governor of Banco de México, Mexico’s central bank, since 2009. Prior to this appointment, he was Director of Investment at Valanza México, a private equity unit of BBVA Financial Group. He joined BBVA Bancomer Financial Group (formerly Bancomer Financial Group) in 1993 as Director of Financial Analysis and Investor Relations. From 1995 to 1997 he was Director of Planning and Finance of the Banking Services Division, and from 1997 to 2004 he served as the group’s Chief Economist. Prior to those positions he was Director General of the Center for Economic Analysis and Research at the Instituto Tecnológico Autónomo de México (ITAM).  Dr. Sánchez has been a Professor of Economics at ITAM and at various universities, including Boston College and the University of Chicago. He is the author of several articles published in books and specialized journals. He was coordinator and editor of the book Procesos de Privatización en América Latina, published in 1993, with contributions by research centers from Chile, Mexico, Colombia, and Argentina. He is also the author of Economía Mexicana para Desencantados, published in 2006, and has written op-ed articles for several newspapers and a column for Mexican newspaper Reforma. He has been a consultant for several companies and international institutions. Previous posts include Chief Economist at Grupo Vitro and Senior Economist at Grupo Industrial Alfa, in Monterrey, Mexico.  Manuel Sánchez’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

João Carlos de Nóbrega Pecego has served as Director of our Board since 2010. Mr. Pecego has served as Vice President of Banco Patagonia, Argentina since 2011 and Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego’s professional experience relating to the banking industry qualifies him to serve on the Board.

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

Herminio A. Blanco has served as Director of our Board since 2004.  Dr. Blanco is the founder and CEO of Soluciones Estratégicas Consultoría in Mexico City. Dr. Blanco has been the Chairman of IQOM, a consulting corporation and daily analytical electronic newspaper specializing in international trade in Latin America, since 2005.  He has been a member of the Advisory Board of SSA Mexico since 2008. Dr. Blanco has served on the boards of Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000, the Undersecretary for International Trade and Negotiations from 1993 to 1994 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. In addition, he was responsible for the negotiations of the Mexico-European Union and Mexico and the European Free Trade Area free trade agreements and various other free trade agreements with Latin American countries and with Israel. Dr. Blanco also contributed to the launching of negotiations for the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Dr. Blanco’s extensive experience and background in foreign trade and his academic and consulting skills qualify him to serve on the Board.

Maria da Graça França has served as Director of our Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França’s qualifications to serve on the Board include her extensive experience in managing operations and internal controls in international banking.

William Dick Hayes has served as Director of our Board since 2004 and has served as a Director of Bladex Asset Management since 2008. Mr. Hayes has served as President of Whaleco, Inc., New York, Managing Director of MacGregor Design Development, LLC, Connecticut and since 1999, as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda. He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank, Chartered WestLB and Standard Chartered Merchant Bank from 1987 to 1999. Mr. Hayes served as Senior Vice President - Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984. Mr. Hayes’ qualifications to serve on the Board include his background in the financial services industry, experience in emerging markets, and exposure to international capital markets.

Guillermo Güémez García has served as director on our Board since 1997. Mr. Güémez is member of the Board and chairman of the Risk Committee of Banco Santander (Mexico) S.A., chairman of the Audit Committee of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., member of the Senior Advisory Board of Oliver Wyman Financial Services, member of the Board of Directors of Zurich Santander Seguros Mexico S.A., member of the Board of Financiera Mexicana para el Desarrollo Rural S.A. de C.V., member of the Investment Committee of Nacional Monte de Piedad IAP since 2012. Mr. Güémez has served as member of the Institute of International Finance Board of Director's Alumni Council, member of the Board of Directors of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., member of the Board of Directors and member of the Investment Committee of Afore Sura (former ING pension fund in México), member of the Strategy and Financial Committee of Nacional Monte de Piedad IAP, member of the Board of Geusa S.A. de C.V. and member of the Board of Fundación UNAM since 2011, and Chairman of the Advisory Board of the Bussiness School of Universidad Panamericana in Gudalajara since 2008. He served as Deputy Governor of Banco de Mexico from 1995 to 2010 and a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1992 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1990 to 1992. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative. Mr. Güémez’s qualifications to serve on the Board include his extensive background and professional experience in risk assessment, financial services and international banking.

Gonzalo Menéndez Duque has served as Director on our Board since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Banchile Factoring S.A. since 2010, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and Sudamericana Agencias Aéreas y Marítimas S.A.-SAAM since 2011. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque is the Chairman of our Board since 2002, previously he had been Chairman of our Board from 1995 to 1997. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations of various industries which are subject to extensive regulations, and his experience as a board member in different companies, qualify him to serve on the Board.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext. He has an MBA degree from Cornell University, a master of science degree from Northwestern University, and a bachelor of science degree from Northrop University. Mr. Rivera’s academic background and his previous international banking experience throughout Latin America have provided him with the business skills, leadership and managerial abilities that qualify him to serve on the Board.

Executive Officers

The following table and information sets forth the names of the executive officers of Bladex, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	58
Rubens V. Amaral Jr.	Executive Vice President, Chief Commercial Officer	Brazil	52
Gregory D. Testerman	Executive Vice President - Senior Managing Director, Treasury & Capital Markets	U.S.A.	49

Name	Position Held with The Bank	Country of Citizenship	Age
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	58
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	52
Christopher Schech	Senior Vice President, Chief Financial Officer	Germany	47
Gustavo Díaz	Senior Vice President, Controller	Colombia	49
Julio C. Aguirre	Vice President, Chief Compliance Officer	Panama	44
Manuel Mejía-Aoun	Chief Investment Officer, Bladex Asset Management Inc.	Panama	53

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the CEO since April 2004. He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988. Mr. Amaral has also had active participation in different Institutions in the banking industry, such as Trustee of the Board of Trustees of the Institute of International Bankers - IIB, member of the Advisory Board of the Center for Latin America Studies from the George Washington University, member of the International Advisory Council at Bankers Association for Finance and Trade - BAFT, and Director of the Brazilian American Chamber of Commerce, in New York.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007. Mr. Testerman has served as a Director of Bladex Asset Management since 2006. Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank’s headquarters in New York, from 1984 to 1986.

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

Miguel A. Kerbes has been in charge of the Risk Department of Bladex since 2000, serving as Senior Vice President, Chief Risk Officer for the Bank since July 2002, and as Vice President, Risk Management from 2000 to 2002. Mr. Kerbes has over 34 years of experience in risk management at prominent international financial institutions in Latin America. He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer. From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank from 1982 to 1992 the Bank’s diverse subsidiaries in Argentina, Uruguay and Chile.

Christopher Schech has served as Senior Vice President, Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996.

Gustavo Díaz has served as Senior Vice President, Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz was External Auditing Manager for KPMG in Colombia and Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA) and AML/CA certification granted by FIBA and FIU.

Julio C. Aguirre has served as Vice President - Chief Compliance Officer of Bladex since February 2002.  Previously, Mr. Aguirre served as Finance Manager at Banco Internacional de Panamá, where he was responsible for all matters related to Compliance for the bank and its subsidiaries.  Mr. Aguirre holds a CP/AML certification granted by FIBA and FIU, is a member of the Money Laundering Prevention Committee – FELABAN, is President of the Compliance Officers Committee of Panama’s Banking Association (ABP) and is President of the Organizing Committee of the Hemispheric Congress for the Money Laundering Prevention of the Panama Banking Association.

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

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2011, to the executive officers employed in Bladex’s Head Office as a group for services in all capacities was $2,875,092. During the fiscal year ended December 31, 2011, the Bank accrued, and paid on February 23, 2012, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,303,000.

In addition, the aggregate amount of salaries and revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2011, as a group, for services in all capacities, was $1,215,382.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

On February 15, 2011, the Bank granted 68,652 restricted stock units and 57,243 stock options to executive officers of the Bank. The Bank granted an additional 25,844 restricted stock units and 14,810 stock options to other non-executive employees of the Bank. These stock options have an exercise price of $17.81 and an expiration date of February 15, 2018. The restricted stock units vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date. The options vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date. As of December 31, 2011, the compensation cost charged against the Bank’s 2011 income in connection with these restricted stock units and stock options was $301,056 and $45,970 respectively. The total remaining compensation cost of $1,241,243 will be charged over a period of 3.13 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2011, the Bank charged to salaries expense $119,074 with respect to the contribution plan. As of December 31, 2011, the total amount set aside or accrued by the Bank in 2011 to provide pension, retirement or similar benefits for executive officers was approximately $255,109.

2011 Chief Executive Officer Compensation

The 2011 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $250,000, a performance-based stock option and a restricted stock units grant with a value of $325,000, an aggregate 2011 contribution from the Bank to the Chief Executive Officer’s retirement plan account in the amount of $25,699, and limited perquisites and other benefits amounting to $10,450. In addition, the Chief Executive Officer has a contractual severance payment of $300,000 in the event of his termination without cause.

Results of the Advisory 2011 Say on Pay Shareholder Vote

At the Company’s annual meeting of shareholders held in April of 2011, our shareholders were asked to approve the Bank's fiscal 2010 executive compensation programs. A substantial majority (94%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support of the Bank’s approach to executive compensation, and therefore did not change its approach in 2011. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term stock options, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

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

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee each receive an annual retainer of $15,000. The non-Chairman members of the Audit and Compliance Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500. These annual retainers cover seven meetings of the Audit and Compliance Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee. When the Audit and Compliance Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have each met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting. The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2011 to the directors of the Bank as a group for their services as directors was $797,750.

The aggregate number of restricted shares awarded during the year ended December 31, 2011, to non-employee directors of the Bank as a group under the 2008 Plan was 25,541 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board. As of December 31, 2011, the total cost for these restricted shares amounted to $461,526 of which $41,957 was registered during 2011, and the remaining compensation cost of $419,569 for these restricted shares will be charged against income over a period of 4.55 years.

Beneficial Ownership

As of December 31, 2011, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 892,673 class E shares, representing approximately 3.16% (based on 28,257,827 class E shares outstanding as of December 31, 2011) of all issued and outstanding class E shares as of such date. As used in this Item (including, for the avoidance of doubt, as used in the tables included in this Item), “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this Item, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2011 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table set forth information regarding beneficial ownership of the Bank’s shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2011.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2011 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2011 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)	Unvested Deferred Equity Units (5)
Jaime Rivera Chief Executive Officer	14,525	326,020	340,545	1.21%	493,891	23,322	0
Rubens V. Amaral Jr Executive Vice President Chief Commercial Officer	20,294	199,378	219,672	*	342,963	28,321	0
Gregory D. Testerman Executive Vice President Senior Managing Director Treasury and Capital Markets	0	145,243	145,243	*	261,709	28,795	0
Miguel Moreno Executive Vice President Chief Operating Officer	0	29,926	29,926	*	138,691	10,365	0
Miguel A. Kerbes Senior Vice President Chief Risk Officer	0	47,911	47,911	*	99,087	6,481	0
Christopher Schech Senior Vice President Chief Financial Officer	0	1,657	1,657	*	0	4,971	0
Gustavo Díaz Senior Vice President Controller	0	946	946	*	0	2,841	0
Julio Aguirre Vice President, Chief Compliance Officer	586	4,754	5,340	*	7,307	391	128
Manuel Mejía-Aoun (6) Chief Investment Officer Bladex Asset Management	5,000	0	5,000	*	0	0	0
Total	40,405	755,835	796,240	-	1,343,648	105,487	128
*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units or Deferred Equity Units vested and transferred to the executive as of such date.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2011.
(3)	Includes 57,243, 273,014, 384,040, and 157,248 stock options granted to executives officers on February 15, 2011, February 9, 2010, February 10, 2009 and February 12, 2008, respectively, under the 2008 Plan. Also, an aggregate amount of 14,810, 147,763, 217,945 and 75,155 stock options were granted to other non-executive employees under the 2008 Plan on February 15, 2011, February 9, 2010, February 10, 2009, and February 12, 2008 respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018, Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017; Grant of February 10, 2009, exercise price of $10.15 and expiration date of February 10, 2016, Grant of February 12, 2008, exercise price of $15.43 and expiration date of February 12, 2015. The figures in this column additionally include (i) 127,171 stock options granted to executive officers on February 13, 2007 under the Bank’s discontinued 2006 Stock Option Plan, or the 2006 Plan, with an exercise price of $16.34 and expiration date of February 13, 2014 and (ii) 136,733, 83,176 and 125,023 stock options granted to executive officers on January 31, 2006, February 1, 2005, and April 13, 2004 under the Bank’s discontinued indexed stock purchase option plan, or the Indexed Plan, with expiration date as follows: Grant of January 31, 2006, with an expiration date of January 31, 2016, Grant of February 1, 2005 with an expiration date of February 1, 2015 and Grant of April 13, 2004 with an expiration date of April 13, 2014.
(4)	Includes 51,492, 32,932, and 21,063 unvested restricted stock units granted to executive officers on February 15, 2011, February 9, 2010 and February 10, 2009 respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 25,844, 35,640, and 48,420 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 15, 2011, February 9, 2010 and February 10, 2009 respectively.
(5)	Deferred Equity Units under the Bank's discontinued Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management are not eligible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding beneficial ownership of the Bank’s shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, in as of December 31, 2011:

Name of Director	Number of Shares Owned as of Dec. 31, 2011 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2011 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Restricted Shares (4)
Esteban Alejandro Acerbo (5)	0	0	0	*	0	0
João Carlos de Nóbrega Pecego (6)	0	0	0	*	0	0
Manuel Sánchez González	0	0	0	*	0	2,767
Mario Covo	9,091	8,079	17,170	*	8,079	10,161
Herminio Blanco	28,616	8,079	36,695	*	8,079	10,161
Maria da Graça França	3,241	0	3,241	*	0	10,161
William Dick Hayes	5,486	8,079	13,565	*	8,079	10,161
Guillermo Güémez García	0	0	0	*	0	2,022
Gonzalo Menéndez Duque	13,641	12,121	25,762	*	12,121	15,240
Total	60,075	36,358	96,433	-	36,358	60,673

*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested indexed and traditional stock options.
(3)	Includes (i) 9,536 stock options granted to directors on February 13, 2007 under the 2006 Plan, with an exercise price of $16.34 and expiration date of February 13, 2014 and 9,626, 7,970, 9,226 stock options granted to directors on January 31, 2006, February 1, 2005, and April 13, 2004 respectively, under the Indexed Plan, with expiration date as follows: Grant of January 31, 2006, with an expiration date of January 31, 2016, Grant of February 1, 2005 with an expiration date of February 1, 2015 and Grant of April 13, 2004 with an expiration date of April 13, 2014.
(4)	Includes unvested restricted class E shares granted under the Bank’s discontinued 2003 Restricted Stock Plan and the 2008 Plan. An aggregate amount of 25,541 restricted shares were granted to directors on July 18, 2011 under the 2008 Plan; these restricted shares granted under the 2008 Plan vest 20% each year on the relevant grant date’s anniversary.
(5)	6,779 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(6)	6,779 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

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

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	63
Maria da Graça França	Brazil	Treasurer	63
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	51

For information regarding the date of expiration of the current term of office of the members of the Board and the period during which the directors have served in that office, see Item 6 “Directors and Executive Officers.”

Committees of the Board

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended December 31, 2011, the Board held 10 meetings. Each director attended an average of 95% of the total number of Board meetings held during the fiscal year ended December 31, 2011. All directors attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2011:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	6
Business Committee	5	5
Nomination and Compensation Committee	4	8

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

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors, and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2011, the committee met seven times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval of its recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services in 2011.

See Item 16A, “Audit and Compliance Committee Financial Expert” and Item 16C, “Principal Accountant Fees and Services.”

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board. The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent. The current members of the Credit Policy and Risk Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Guillermo Güémez García and João Carlos de Nóbrega Pecego.

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

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal period ended December 31, 2011, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nóbrega Pecego and Manuel Sánchez González.

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

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal year ended December 31, 2011, the committee held six meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board. The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nóbrega Pecego.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective is to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2011, the committee held five meetings.

The Business Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Manuel Sánchez González.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2011, the committee held eight meetings.

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

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members, six (6) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

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

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2011 amounted to $25,000. During the fiscal year ended December 31, 2011, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	53
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	77
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	58
Santiago Perdomo	President Banco Colpatria – Red Multibanca Colpatria	Colombia	54
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	65
Enrique Cornejo	Director Soluciones Consultores Internacionales SAC	Peru	55

D. Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2011	2010	2009
Bladex Head Office in Panama	135	132	127
New York Agency	4	7	7
Bladex Asset Management	9	9	5
Representative Office in Argentina	4	4	3
Representative Office in Brazil	20	18	12
Representative Office in Mexico	19	12	6
Florida International Administrative Office	10	6	4
Representative Office in Colombia	3	0	0
Representative Office in Peru	4	0	0
Total Number of Permanent Employees	208	188	164

The increase in number of permanent employees during 2011 and 2010 was associated with the expansion of the Bank’s Commercial Division and the risk management area, as a result of the deployment of the Bank’s strategic plan.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2011, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 8.7% of the total outstanding of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock as of December 31, 2011:

	As of December 31, 2011
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil (2) SBS Quadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.2
Total Shares of Class A Common Stock	6,342,189	100.0	17.1

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	34.9	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.7	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.8	0.4
Sub-total shares of Class B Common Stock	1,327,579	52.4	3.6
Total Shares of Class B Common Stock	2,531,926	100.0	6.8

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (3) 11988 El Camino Real, Suite 500 San Diego, California 92130	3,216,456	11.4	8.7
LSV Asset Management (4) 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	1,572,530	5.6	4.2
Sub-total shares of Class E Common Stock	4,788,986	17.0	12.9
Total Shares of Class E Common Stock	28,257,827	100.0	76.1

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	37,131,942		100.0

(1) Does not include an aggregate of 14,061 class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.

(2) Does not include an aggregate of 15,259 class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.

(3) Source: Schedule 13G (Amendment No. 10) filing with the U.S. Securities and Exchange Commission dated January 10, 2012.

(4) Source: Schedule 13F filing with the U.S. Securities and Exchange Commission dated February 7, 2012.

As of December 31, 2011, the Bank’s Class A common shares outstanding stood at the same level as of December 31, 2010. Class B common shares outstanding decreased by 10,095 shares during 2011 and Class E common shares outstanding increased by 431,497 shares during the same period.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of December 31, 2011:

Class of Shares	Number of Shares Outstanding as of December 31, 2011
Class A Common Shares	6,342,189
Class B Common Shares	2,531,926
Class E Common Shares	28,257,827
Class F Common Shares	0
Total Common Shares	37,131,942

The Bank had no preferred stock issued and outstanding as of December 31, 2011.

B.	Related Party Transactions

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

As of December 31, 2011, the Bank did not have any outstanding credit facility with any related parties as defined by the Superintendency.

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

On January 17, 2012 the Bank increased the quarterly common dividend from $0.20 to $0.25 per common share corresponding to the fourth quarter 2011. For the first, second and third quarter of 2011, the Bank paid quarterly dividends of $0.20 per share outstanding.

During 2010, the Bank increased quarterly dividends from $0.15 to $0.17 in the third quarter of the fiscal year 2010 and from $0.17 to $0.20 per share in the fourth quarter of fiscal year 2010.

During 2011, Bladex declared $31.5 million in quarterly dividends, compared to $24.6 million in 2010, and compared to $21.9 million in 2009. No special dividends were declared during 2011, 2010 or 2009.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 10, 2012	April 30, 2012	$0.25
February 9, 2012	January 31, 2012	$0.25
November 8, 2011	October 31, 2011	$0.20
August 9, 2011	August 1, 2011	$0.20
May 9, 2011	May 2, 2011	$0.20
February 11, 2011	February 3, 2011	$0.20
November 1, 2010	October 22, 2010	$0.17
August 4, 2010	July 26, 2010	$0.15
May 6, 2010	April 26, 2010	$0.15
February 8, 2010	January 29, 2010	$0.15
November 2, 2009	October 23, 2009	$0.15
August 3, 2009	July 23, 2009	$0.15
May 7, 2009	April 27, 2009	$0.15
February 9, 2009	January 29, 2009	$0.22
October 31, 2008	October 22, 2008	$0.22
July 31, 2008	July 21, 2008	$0.22
April 4, 2008	March 25, 2008	$0.22
January 17, 2008	January 7, 2008	$0.22

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

The Bank has no preferred shares issued and outstanding as of December 31, 2011.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2011).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.” The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $)
	High	Low
2011	19.03	14.84
2010	18.99	11.87
2009	15.09	6.83
2008	20.74	8.17
2007	23.17	15.52
2012:
March	21.52	18.93
February	20.38	18.42
January	19.14	16.00
2011:
December	16.83	15.45
November	17.00	14.88
October	17.26	14.84
2011:
First Quarter	19.03	16.41
Second Quarter	18.39	16.57
Third Quarter	18.94	15.18
Fourth Quarter	17.26	14.84
2010:
First Quarter	15.14	13.33
Second Quarter	16.48	11.87
Third Quarter	15.00	11.90
Fourth Quarter	18.99	14.16

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 76.1% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2011. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2011, no Class F shares or preferred shares were issued and outstanding.

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

The following is a summary of certain U.S. federal and Panamanian tax matters that may be relevant with respect to the acquisition, ownership and disposition of the Bank’s Class E shares. Prospective purchasers of Class E shares should consult their own tax advisors as to the United States, Panamanian or other tax consequences of the acquisition, ownership and disposition of Class E shares. The Bank may be subject to the tax regime of other countries or jurisdictions due to its operations.

This summary does not address the consequences of the acquisition, ownership or disposition of the Bank’s Class A or Class B shares.

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current holders that hold Class E shares as capital assets for U.S. federal income tax purposes and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended, or the Code, such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

This summary is based upon the Code, existing, temporary and proposed regulations promulgated thereunder, judicial decisions and administrative pronouncements, all as in effect on the date of this Annual Report and which are subject to change (possibly on a retroactive basis) and to differing interpretations. Purchasers or holders of Class E shares should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the ownership and disposition of Class E shares in their particular circumstances.

As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (4) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (5) any holder otherwise subject to U.S. federal income taxation on net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class E shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of Class E shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Class E shares.

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

Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for the special 15% rate applicable to “qualified dividend income” received by an individual, provided, that (1) the Bank is not a “passive foreign investment company” in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

Less than 25% of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true. If this remains the case, a holder of Class E shares that is not a U.S. Holder, or non-U.S. Holder, generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

Taxation of Capital Gains

Subject to the “Passive Foreign Investment Company Status” discussion below, gain or loss realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Class E shares and the amount realized on the disposition. Such gain will be treated as long-term capital gain if the Class E shares are held by the U.S. Holder for more than one year at the time of the sale or other disposition. Otherwise, the gain will be treated as a short-term capital gain. Gain realized by a U.S. Holder on the sale or other disposition of Class E shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of non-corporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of non-corporate U.S. Holders may be carried over indefinitely.

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

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a “passive foreign investment company”, or PFIC. A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Internal Revenue Service, or IRS, issued a notice in 1989, or the Notice, and has proposed regulations, the Proposed Regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception”. The Notice and the Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the Proposed Regulations have been outstanding since 1994 and will not be effective unless finalized.

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank believes that it was not classified as a PFIC for the taxable year ending December 31, 2011.

If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes one of the elections described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior taxable year generally would be subject to tax at the highest rate in effect for that year; and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior taxable year. For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

If the Bank were to become a PFIC, U.S. Holders of interests in a holder of Class E shares may be treated as indirect holders of their proportionate share of the Class E shares and may be taxed on their proportionate share of any excess distributions or gain attributable to the Class E shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of Class E shares.

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

If the Bank were to become a PFIC in any year, a U.S. Holder that beneficially owns Class E shares during such year must make an annual return on IRS Form 8621, which describes the income received (or deemed to be received if a QEF election is in effect) from the Bank. The Bank will, if applicable, provide all information necessary for a U.S. Holder of record to make an annual return on IRS Form 8621.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders generally are exempt from information reporting and backup withholding, but may be required to provide a properly completed IRS Form W-8BEN (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Backup withholding is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is timely furnished to the IRS.

There is no income tax treaty between Panama and the United States.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the Bank’s Class E Shares, subject to certain exceptions (including an exception for Class E Shares held in custodial accounts maintained by United States financial institutions) by filing IRS Form 8938 with their annual U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations with respect to their ownership and disposition of the Class E Shares.

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

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(v) and 20.

For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 5.

The table below lists for each of the years from 2012 to 2016 the notional amounts and weighted interest rates, as of December 31, 2011, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities. Amounts presented below exclude the Bank’s participation in the Fund. The Bank consolidates the Feeder retaining the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment Fund” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2 (e) and 6.

Interest Rate Risk Management and Sensitivity

As of December 31, 2011

Expected maturity date
	2012	2013	2014	2015	2016	There- after	Without maturity	Total 2011	Fair value 2011
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Fixed rate
U.S. Dollars	7,050	78,250	38,571	76,000	71,000	89,585	-	360,456	389,446
Average fixed rate	3.04%	7.56%	7.41%	7.22%	4.83%	6.72%	-	6.64%
Floating rate
U.S. Dollars	15,000	553	10,000	28,000	-	-	-	53,553	53,491
Average floating rate	1.13%	4.04%	2.56%	2.25%	-	-	-	2.01%
Loans (1)
Fixed rate
U.S. Dollars	2,259,536	14,277	45,326	11,169	-	-	-	2,330,308	2,332,904
Average fixed rate	3.14%	4.49%	5.04%	4.41%	-	-	-	3.20%
Mexican Peso	24,624	4,493	690	-	-	-	-	29,807	32,031
Average fixed rate	8.75%	10.11%	11.74%	-	-	-	-	9.03%
Floating rate
U.S. Dollars	1,095,322	531,045	538,598	344,838	70,839	18,654	-	2,599,296	2,548,376
Average floating rate	3.09%	3.67%	3.85%	3.16%	3.78%	3.42%	-	3.39%
Euro	162	-	-	-	-	-	-	162	162
Average floating rate	2.92%	-	-	-	-	-	-	2.92%
LIABILITIES
Borrowings and Placements (2)
Fixed rate
U.S. Dollars	1,343,202	-	-	-	-	-	-	1,343,202	1,341,021
Average fixed rate	1.33%	-	-	-	-	-	-	1.33%
Mexican Peso	4,361	1,335	-	-	-	-	-	5,696	6,088
Average fixed rate	8.31%	9.21%	-	-	-	-	-	8.52%
Peruvian Soles	-	-	45,615	-	-	-	-	45,615	49,175
Average fixed rate	-	-	6.50%	-	-	-	-	6.50%
Euro	38,850	-	-	-	-	-	-	38,850	38,962
Average fixed rate	2.98%	-	-	-	-	-	-	2.98%
Chinese Renminbi	10,307	-	-	-	-	-	-	10,307	10,312
Average fixed rate	6.65%	-	-	-	-	-	-	6.65%
Floating rate
U.S. Dollars	628,867	273,775	581,933	-	-	-	-	1,484,575	1,439,187
Average floating rate	1.26%	1.23%	1.85%	-	-	-	-	1.49%
Mexican Peso	93,109	101,188	65,474	-	-	-	-	259,771	253,526
Average floating rate	5.70%	5.66%	6.30%	-	-	-	-	5.83%

Interest Rate Swaps
U.S. Dollars fixed to floating	-	55,000	10,000	50,000	10,000	-	-	125,000	(10,301)
Average pay rate	-	7.76%	7.75%	7.13%	3.75%	-	-	7.19%
Average receive rate	-	4.36%	2.87%	2.91%	2.38%	-	-	3.50%
U.S. Dollars floating to fixed	20,000	-	-	-	-	-	-	20,000	(512)
Average pay rate	5.94%	-	-	-	-	-	-	5.94%
Average receive rate	0.73%	-	-	-	-	-	-	0.73%

Expected maturity date
	2012	2013	2014	2015	2016	There- after	Without maturity	Total 2011	Fair value 2011
($ Equivalent in thousand)
Cross Currency Swaps
Receive U.S. Dollars	645	552	600	-	-	-	-	1,797	106
U.S. Dollars fixed rate	7.04%	7.04%	7.04%	-	-	-	-	7.04%
U.S. Dollars floating rate	2.69%	3.99%	-	-	-	-	-	3.16%
Pay US Dollars	-	147,242	108,404	-	-	-	-	255,646	(37,075)
U.S. Dollars fixed rate	-	-	5.35%	-	-	-	-	5.35%
U.S. Dollars floating rate	-	2.07%	2.82%	-	-	-	-	2.31%
Receive Mexican Peso	-	147,242	67,384	-	-	-	-	214,626
Mexican Peso floating rate	-	5.66%	6.30%	-	-	-	-	5.86%
Pay Mexican Peso	483	552	600	-	-	-	-	1,635
Mexican Peso fixed rate	12.50%	12.50%	12.50%	-	-	-	-	12.50%
Receive Peruvian Soles	-	-	41,020	-	-	-	-	41,020
Peruvian Soles fixed rate	-	-	6.50%	-	-	-	-	6.50%
Pay Euro	162	-	-	-	-	-	-	162
Euro floating rate	2.92%	-	-	-	-	-	-	2.92%

Forward Currency Exchange Agreements
Receive U.S. Dollars/ Pay Mexican Pesos	10,171	351	-	-	-	-	-	10,522	247
Average exchange rate	13.84	13.14	-	-	-	-	-	13.82
Receive U.S. Dollars/ Pay Brazilian Reales	6,036	-	-	-	-	-	-	6,036	289
Average exchange rate	1.89	-	-	-	-	-	-	1.89
Pay U.S. Dollars/ Receive Euro	42,742	-	-	-	-	-	-	42,742	(2,337)
Average exchange rate	1.38	-	-	-	-	-	-	1.38
TRADING
Trading Assets
Debt securities:
Fixed rate
U.S. Dollars	-	17,000	-	-	-	-	-	17,000	17,488
Average fixed rate	-	5.20%	-	-	-	-	-	5.20%
Floating rate
Brazilian Reales	-	-	-	-	-	1,340	-	1,340	2,927
Average floating rate	-	-	-	-	-	5.32%	-	5.32%

Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	17,000	-	-	-	-	-	17,000	(748)
Average pay rate	-	5.20%	-	-	-	-	-	5.20%
Average receive rate	-	1.84%	-					1.84%
Cross currency swaps:
Receive US Dollars	883	-	-	-	-	-	-	883	21
U.S. Dollars floating rate	4.80%	-	-	-	-	-	-	4.80%
Pay US Dollars	84,280	-	-	-	-	-	-	84,280	(4,836)

Expected maturity date
	2012	2013	2014	2015	2016	There- after	Without maturity	Total 2011	Fair value 2011
($ Equivalent in thousand)
U.S. Dollars floating rate	4.90%	-	-	-	-	-	-	4.90%
Receive Mexican Peso	84,280	-	-	-	-	-	-	84,280
Mexican Peso floating rate	5.70%	-	-	-	-	-	-	5.70%
Pay Mexican Peso	883	-	-	-	-	-	-	883
Mexican Peso fixed rate	11.00%	-	-	-	-	-	-	11.00%
Futures:
Currency futures	6	-	-	-	-	-	-	6	(4)
Index futures	31	-	-	-	-	-	-	31	-
Swap futures	54	48	-	-	-	-	-	102	4

(1) U.S. Dollars loans include $32.8 million of delinquent and restructured and impaired loans.

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

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements,” note 22. For information regarding the fair value of trading assets and liabilities of the Fund, See Item 18, “Financial Statements,” notes 2(e) and 6.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2011, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes. As of December 31, 2011, the Bank had an equivalent of $33 million in non-U.S. dollar financial assets and $363 million of non-U.S. dollar financial liabilities which are fully hedged.

Price Risk Management and Sensitivity

Price risk corresponds to the risk that arises from the volatility in the price of the financial instruments held by the Bank, which may result from observed transaction prices that fluctuate freely according to supply and demand or from changes in the risk factors used for determining prices (interest rates, exchange rates, credit risk spreads, etc.).

The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of December 31, 2011.

	Carrying Amount	Fair Value
($ Equivalent in thousand)
NON-TRADING ASSETS
Investment Securities
Investment available for sale	416,300	416,300
Investment held-to-maturity	26,536	26,637
LIABILITIES
Interest rate swaps	(10,317)	(10,317)
TRADING ASSETS
Trading Assets	20,415	20,415
TRADING LIABILITIES
Interest rate swaps	(748)	(748)

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

The Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2011, and concluded that they were effective as of December 31, 2011.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2011 and based its conclusion on such evaluation, which included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of Management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s Management concluded that, as of December 31, 2011, the Bank’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm, Deloitte, Inc., has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries and our report dated February 27, 2012 expressed an unqualified opinion on those financial statements.

/S/ Deloitte, Inc.

February 27, 2012

Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

•	There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

The Board has determined that at least one member of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque. Mr. Menéndez Duque is independent as defined by the NYSE Listed Company Manual, or the NYSE Rules.

See Item 6.A, “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial and principal accounting officers. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules. A copy of the Bank’s Code of Ethics was filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010, and may also be found on the Bank’s website (http://www.bladex.com) at Investor Center / Corporate Governance / Code of Ethics and Addenda to the Code of Ethics (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc., the Bank’s independent accounting firm, for each of the years ended December 31, 2011 and 2010:

	2011	2010

Audit fees	$638,440	$595,000
Audit-related fees	$294,250	$277,000
Tax fees	$0	$0
All other fees	$0	$0
Total	$932,690	$872,000

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the revision of the Bank’s renewal of the Bank’s EMTN Program in 2011 and the establishment of the dual program to issue “certificados bursátiles” in Mexico. In 2010, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the renewal of the Bank’s EMTN Program in 2010.

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

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements	F-3
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-4
Consolidated Statements of Income for the Years Ended December 31, 2011, 2010, and 2009	F-5
Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest for the Years Ended December 31, 2011, 2010, and 2009	F-6
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2011, 2010, and 2009	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010, and 2009	F-8
Notes to Consolidated Financial Statements	F-9

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

With Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010, and Related Consolidated Statements of Income, Stockholders’ Equity, Comprehensive Income (Loss) and Cash Flows for Each of the Three Years in the Period Ended December 31, 2011

F-1

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Financial Statements 2011, 2010 and 2009

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile: (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the “Bank”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and redeemable noncontrolling interest, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Panama.

/S/ Deloitte, Inc.

February 27, 2012

Auditoría . Impuestos . Consultoría . Asesoría Financiera.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2011 and 2010
(in US$ thousand, except share amounts)

	Notes	2011	2010
Assets
Cash and due from banks	3,22	12,814	5,570
Interest-bearing deposits in banks (including pledged deposits of $23,994 in 2011 and $16,075 in 2010)	3,22	830,670	431,144
Trading assets (including pledged securities to creditors of $18,988 in 2011 and $34,208 in 2010)	4,22	20,436	50,412
Securities available-for-sale (including pledged securities to creditors of $375,492 in 2011 and $235,581 in 2010)	5,22	416,300	353,250
Securities held-to-maturity (fair value of $26,637 in 2011 and $33,206 in 2010) (including pledged securities to creditors of $17,486 in 2011 and $13,018 in 2010)	5,22	26,536	33,181
Investment fund	6,22	120,425	167,291
Loans	7,22	4,959,573	4,064,332
Less:
Allowance for loan losses	8,22	88,547	78,615
Unearned income and deferred fees		6,697	4,389
Loans, net		4,864,329	3,981,328

Customers' liabilities under acceptances	22	1,110	27,213
Accrued interest receivable	22	38,168	31,110
Premises and equipment (net of accumulated depreciation and amortization of $17,881 in 2011 and $16,640 in 2010)	9	6,673	6,532
Derivative financial instruments used for hedging - receivable	20,22	4,159	2,103
Other assets	10	18,412	10,953
Total assets		6,360,032	5,100,087

Liabilities and stockholders' equity
Deposits:	11,22
Noninterest-bearing - Demand		680	705
Interest-bearing - Demand		66,906	99,647
Time		2,235,920	1,720,573
Total deposits		2,303,506	1,820,925

Trading liabilities	4,22	5,584	3,938
Securities sold under repurchase agreement	3,4,5,12,22	377,002	264,927
Short-term borrowings	13,22	1,323,466	1,095,400
Acceptances outstanding	22	1,110	27,213
Accrued interest payable	22	11,790	10,084
Borrowings and long-term debt	14,22	1,487,548	1,075,140
Derivative financial instruments used for hedging - payable	20,22	53,742	53,029
Reserve for losses on off-balance sheet credit risk	8	8,887	13,335
Other liabilities		22,568	20,096
Total liabilities		5,595,203	4,384,087

Commitments and contingencies	18,19,20,22,23

Redeemable noncontrolling interest		5,547	18,950

Stockholders' equity:	15,16,17,21,24
"Class A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
"Class B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,531,926 in 2011 and 2,542,021 in 2010)		20,683	20,736
"Class E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 28,257,827 in 2011 and 27,826,330 in 2010)		214,890	214,837
Additional paid-in capital in excess of assigned value of common stock		130,177	133,815
Capital reserves		95,210	95,210
Retained earnings		372,644	320,153
Accumulated other comprehensive loss	5,20,21	(3,112)	(6,441)
Treasury stock	15	(115,617)	(125,667)
Total stockholders' equity		759,282	697,050

Total liabilities and stockholders' equity		6,360,032	5,100,087

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2011, 2010 and 2009
(in US$ thousand, except per share amounts)

	Notes	2011	2010	2009
Interest income:	20
Deposits with banks		1,351	839	1,260
Trading assets		1,758	3,133	7,158
Investment securities:
Available-for-sale		10,780	8,188	17,267
Held-to-maturity		880	285	190
Investment fund		2,341	2,198	1,763
Loans		140,317	104,835	114,326
Total interest income		157,427	119,478	141,964
Interest expense:	20
Deposits		8,818	8,531	11,493
Investment fund		323	963	2,325
Short-term borrowings		15,753	8,058	23,729
Borrowings and long-term debt		29,823	27,423	39,665
Total interest expense		54,717	44,975	77,212
Net interest income		102,710	74,503	64,752

Provision for loan losses	8	(8,841)	(9,091)	(18,293)

Net interest income, after provision for loan losses		93,869	65,412	46,459

Other income (expense):
Reversal of provision for losses on off-balance sheet credit risk	8	4,448	13,926	3,463
Fees and commissions, net		10,729	10,326	6,733
Derivative financial instruments and hedging	20	2,923	(1,446)	(2,534)
Recoveries, net of impairment of assets		(57)	233	(120)
Net gain (loss) from investment fund trading		20,314	(7,995)	24,997
Net gain (loss) from trading securities		(6,494)	(3,603)	13,113
Net gain on sale of securities available-for-sale	5	3,413	2,346	546
Gain on foreign currency exchange		4,269	1,870	613
Other income, net		477	833	912
Net other income		40,022	16,490	47,723

Operating expenses:
Salaries and other employee expenses		29,268	23,499	20,201
Depreciation and amortization of premises and equipment		2,166	2,510	2,671
Professional services		4,882	4,945	3,262
Maintenance and repairs		1,639	1,616	1,125
Expenses from the investment fund		1,540	890	3,520
Other operating expenses		10,540	8,621	7,423
Total operating expenses		50,035	42,081	38,202

Net income		83,856	39,821	55,980

Net income (loss) attributable to the redeemable noncontrolling interest		676	(2,423)	1,118

Net income attributable to Bladex		83,180	42,244	54,862

Basic earnings per share	17	2.25	1.15	1.50

Diluted earnings per share	17	2.24	1.15	1.50

Weighted average basic shares	17	36,969	36,647	36,493

Weighted average diluted shares	17	37,145	36,814	36,571

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest
Years ended December 31, 2011, 2010 and 2009
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest
Balances at January 1, 2009	279,980	135,577	95,210	268,435	(72,115)	(132,763)	574,324	4,689
Net income	-	-	-	54,862	-	-	54,862	1,118
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	32,090
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(2,997)
Other comprehensive income	-	-	-	-	65,955	-	65,955	-
Compensation cost - stock options and stock units plans	-	1,596	-	-	-	-	1,596	-
Issuance of restricted stock	-	(905)	-	-	-	905	-	-
Exercised options and stock units vested	-	(1,448)	-	-	-	2,256	808	-
Dividends declared	-	-	-	(21,908)	-	-	(21,908)	-
Balances at December 31, 2009	279,980	134,820	95,210	301,389	(6,160)	(129,602)	675,637	34,900
Net income (loss)	-	-	-	42,244	-	-	42,244	(2,423)
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	9,900
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(23,427)
Other comprehensive loss	-	-	-	-	(281)	-	(281)	-
Compensation cost - stock options and stock units plans	-	2,099	-	-	-	-	2,099	-
Issuance of restricted stock	-	(909)	-	-	-	909	-	-
Exercised options and stock units vested	-	(2,195)	-	-	-	3,029	834	-
Repurchase of common stock "Class E"	-	-	-	-	-	(3)	(3)	-
Dividends declared	-	-	-	(23,480)	-	-	(23,480)	-
Balances at December 31, 2010	279,980	133,815	95,210	320,153	(6,441)	(125,667)	697,050	18,950
Net income	-	-	-	83,180	-	-	83,180	676
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	531
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(14,610)
Other comprehensive income	-	-	-	-	3,329	-	3,329	-
Compensation cost - stock options and stock units plans	-	2,311	-	-	-	-	2,311	-
Issuance of restricted stock	-	(609)	-	-	-	609	-	-
Exercised options and stock units vested	-	(5,340)	-	-	-	9,441	4,101	-
Dividends declared	-	-	-	(30,689)	-	-	(30,689)	-
Balances at December 31, 2011	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2011, 2010 and 2009
(in US$ thousand)

	Notes	2011	2010	2009

Net income		83,856	39,821	55,980

Other comprehensive income (loss)

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains arising from the year	21	4,095	2,325	63,556
Less: reclassification adjustments for net gains included in net income	21	(2,079)	(2,825)	(649)
Net change in unrealized gains (losses) on securities available-for-sale		2,016	(500)	62,907

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains arising from the year	21	1,097	1,391	1,971
Less: reclassification adjustments for net (gains) losses included in net income	21	960	(1,172)	1,077
Net change in unrealized gains on derivative financial instruments		2,057	219	3,048

Foreign currency translation adjustment, net of hedges:
Current year change	21	(744)	-	-
Change in foreign currency translation adjustment		(744)	-	-

Other comprehensive income (loss)		3,329	(281)	65,955

Comprehensive income		87,185	39,540	121,935

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		676	(2,423)	1,118

Comprehensive income attributable to Bladex		86,509	41,963	120,817

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2011, 2010 and 2009
(in US$ thousand)

	2011	2010	2009
Cash flows from operating activities:
Net income	83,856	39,821	55,980
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	17,177	(6,498)	1,391
Depreciation and amortization of premises and equipment	2,166	2,510	2,671
Provision for loan losses	8,841	9,091	18,293
Reversal of provision for losses on off-balance sheet credit risk	(4,448)	(13,926)	(3,463)
Impairment loss on assets	57	-	120
Net gain on sale of securities available-for-sale	(3,413)	(2,346)	(546)
Compensation cost - compensation plans	2,311	2,099	1,596
Amortization of premium and discounts on investments	6,912	7,597	9,382
Net decrease (increase) in operating assets:
Trading assets	29,766	(135)	(5,338)
Investment fund	46,866	30,284	(46,880)
Accrued interest receivable	(7,058)	(5,549)	20,758
Other assets	(7,507)	(24,409)	(5,126)
Net increase (decrease) in operating liabilities:
Trading liabilities	1,647	786	(11,005)
Accrued interest payable	1,706	(1,207)	(21,665)
Other liabilities	1,308	30,921	1,303
Net cash provided by operating activities	180,187	69,039	17,471

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	(7,919)	6,507	52,422
Net increase in deposits with original maturities greater than three months	(30,000)	-	-
Net increase in loans	(901,103)	(1,308,935)	(160,471)
Proceeds from the sale of loans	9,261	20,000	-
Acquisition of premises and equipment	(2,308)	(1,293)	(2,450)
Proceeds from the redemption of securities available-for-sale	19,484	33,074	50,509
Proceeds from the sale of securities available-for-sale	264,997	151,267	146,471
Proceeds from the maturity of securities held-to-maturity	13,500	-	28,275
Purchases of investments available-for-sale	(364,993)	(93,009)	(9,994)
Purchases of investments held-to-maturity	(7,050)	(33,196)	-
Net cash provided by (used in) investing activities	(1,006,131)	(1,225,585)	104,762

Cash flows from financing activities:
Net increase in due to depositors	482,581	564,679	87,198
Net increase (decrease) in short-term borrowings and securities sold under repurchase agreements	340,141	961,195	(813,789)
Proceeds from borrowings and long-term debt	824,139	212,960	335,598
Repayments of borrowings and long-term debt	(411,731)	(528,207)	(150,163)
Dividends paid	(29,505)	(22,720)	(34,593)
Subscriptions of redeemable noncontrolling interest	531	9,900	32,090
Redemptions of redeemable noncontrolling interest	(14,610)	(23,427)	(2,997)
Exercised stock options	4,101	834	808
Repurchase of common stock	-	(3)	-
Net cash provided by (used in) financing activities	1,195,647	1,175,211	(545,848)

Effect of exchange rate fluctuations on cash and cash equivalents	(852)	-	-

Net increase (decrease) in cash and cash equivalents	368,851	18,665	(423,615)
Cash and cash equivalents at beginning of the year	420,639	401,974	825,589
Cash and cash equivalents at end of the year	789,490	420,639	401,974

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	53,011	46,182	98,877

The accompanying notes are an integral part of these consolidated financial statements.

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

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercises control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”). On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

-	The Feeder is an entity in which Bladex Head office owns 95.84% as of December 31, 2011, and 88.67% as of December 31, 2010. The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands. The Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in Bladex Latam Fundo de Investimento Multimercado, which was also incorporated under the laws of Brazil on July 26, 2011.

The objective of Bladex Latam Fundo de Investimento Multimercado (the “Brazilian Fund”) is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Latam Fundo de Investimento Multimercado is registered with the Brazilian Securities Commission (“CVM”). This fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. As of December 31, 2011, Bladex Investimentos Ltda. holds 92% of the Brazilian Fund’s net asset value.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owns the remaining 1%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provides investment advisory services to Bladex Latam Fundo de Investimento Multimercado.

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

The Bank has representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru, in Bogota, Colombia, and an international administrative office in Miami, Florida, USA. The offices in Lima, Peru and Bogota, Colombia started operations in 2011.

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA. This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

Clavex LLC, a former subsidiary of Bladex Holdings, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. Clavex S.A., a former subsidiary of Bladex Head Office, was dissolved on August 30, 2011, and its net assets were transferred to its Head Office.

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

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

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

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and
-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

d)	Equity method

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

e)	Specialized accounting for investment companies

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

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.

f)	Use of estimates

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

g)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

h)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

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

i)	Trading assets and liabilities

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

Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

j)	Investment securities

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

Impairment of securities

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

k)	Investment Fund

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

l)	Other investments

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

m)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

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

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

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

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 4 are reviewed annually, ratings 5 and 6 are reviewed semi-annually, and those with greater ratings are reviewed quarterly.

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

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank's lending policy is applicable to all classes of loans.

n)	Transfer of financial assets

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

o)	Allowance for credit losses

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

p)	Fair value of guarantees including indirect indebtedness of others

The Bank recognizes at inception a liability for the fair value of obligations undertaken such as stand-by letters of credit and guarantees. Fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

q)	Fees and commissions

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

r)	Premises and equipment

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

s)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

t)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

u)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using the Black-Scholes option-pricing model. For the years 2010 and 2009, the options’ expected term was calculated using the simplified weighted average method because the Bank did not have sufficient historical exercise data to provide for a reasonable basis to estimate expected term.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

v)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts and cross-currency swap contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings. The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the income statement when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

w)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Other comprehensive income (loss) in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain on foreign currency exchange item.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

x)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder, the Fund, and BLX Brazil Ltd. are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.
•	Bladex Representacao Ltda., Bladex Investimentos Ltda., and Bladex Asset Management Brazil – Gestora de Recursos Ltda. are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

y)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

z)	Earnings per share

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

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

aa)	Recently issued accounting standards

During 2011, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2011-03 – Transfers and Servicing (Topic 860)

The main objective of this update is to improve the accounting for repurchase agreements. The modifications of these amendments remove from the assessment of effective control over the transferred assets, the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms. Consequently, the amendments also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to replace the transferred assets in the event of bankruptcy of the counterparty.

This update is effective for interim and annual financial statements beginning on or after December 15, 2011. Early adoption is not permitted. The Bank is evaluating the potential impact of this update in its consolidated financial statements.

ASU 2011-04 – Fair Value Measurement (Topic 820)

The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs). The amendments in this update explain how to measure fair value and disclose related information.

This update is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Bank is evaluating the potential impact of this update in its consolidated financial statements.

ASU 2011-05 – Comprehensive Income (Topic 220)

The objective of this update is to increase the prominence of items reported in other comprehensive income. This update provides two options for reporting other comprehensive income, where the entity should choose one and apply it consistently:

1.	To present a single continuous financial statement. At the end of the income statement, the Bank shall present the components of comprehensive income in two sections, net income and other comprehensive income. If this option is elected, the name of the income statement changes to “statement of comprehensive income”.
2.	To present comprehensive income in two separate but consecutive statements.

In addition, it is required to present, by component, the reclassification adjustments of items from the other comprehensive income that are reclassified to the net income on the financial statements where components of net income and components of other comprehensive income are presented.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

This update is effective for interim and annual periods beginning on or after December 15, 2011, and should be applied retrospectively. The Bank is evaluating the potential impact of this update on presentation of OCI in its consolidated financial statements.

ASU 2011-11 – Balance Sheet (Topic 210)

This update requires an entity to disclose information about financial instruments and derivative instruments that are either offset in the balance sheet or subject to enforceable master netting arrangements or similar agreements, irrespective of whether they are offset. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset and instruments and transactions subject to an agreement similar to a master netting arrangement.

This update is effective for interim and annual periods beginning on or after January 1, 2013. Entities should provide the disclosures required by this update retrospectively for all comparative periods presented. The Bank is evaluating the potential impact of those disclosures.

ASU 2011-12 – Comprehensive Income (Topic 220)

Under the amendments in ASU 2011-05, entities are required to present reclassification adjustments of items from the other comprehensive income that are reclassified to the net income on the financial statements where components of net income and components of other comprehensive income are presented.

The amendments of ASU 2011-12 defer indefinitely those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented.

The amendments in this ASU are effective for interim and annual periods beginning on or after December 15, 2011.

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
(In thousands of US$)	2011	2010

Cash and due from banks	12,814	5,570
Interest-bearing deposits in banks	830,670	431,144
Total	843,484	436,714
Less:
Interest-bearing deposits with original maturities of more than three months	30,000	-
Pledged deposits	23,994	16,075
	789,490	420,639

On December 31, 2011 and 2010, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of December 31, 2011 and 2010, the Bank had pledged deposits of $21.0 million and $13.1 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
(In thousands of US$)	2011	2010

Trading assets:
Sovereign bonds	20,415	45,058
Corporate bonds	-	5,354
Cross-currency interest rate swaps	21	-
Total	20,436	50,412

Trading liabilities:
Interest rate swaps	748	3,031
Cross-currency interest rate swaps	4,836	907
Total	5,584	3,938

Sovereign and corporate bonds outstanding as of December 31, 2011, 2010 and 2009, have generated losses of $0.7 million during 2011, and gains of $0.1 million and $3.3 million during 2010 and 2009, respectively, which have been recorded in earnings.

As of December 31, 2011 and 2010, bonds with a carrying value of $19.0 million and $34.2 million, respectively, secured repurchase agreements accounted for as secured borrowings and derivative financial instruments transactions.

During 2011, 2010 and 2009, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Year ended December 31,
(In thousands of US$)	2011	2010	2009

Forward repurchase agreements	-	-	2,570
Interest rate swaps	(299)	(2,091)	(551)
Cross-currency interest rate swaps	(4,858)	(1,662)	(638)
Credit default swap	-	13	110
Forward foreign exchange	93	-	-
Future contracts	(29)	-	-
Total	(5,093)	(3,740)	1,491

These losses are reported in the Net gain (loss) from trading securities and Net gain (loss) from the investment fund trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 20.

As of December 31, 2011 and 2010, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges of securities available-for-sale and foreign-currency loans, respectively, that no longer qualify for hedge accounting.

As of December 31, 2011 and 2010, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	2011			2010
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	17,000	-	748	46,800	-	3,031
Cross-currency interest rate swaps	85,163	21	4,836	8,179	-	907
Future contracts	139	-	-	-	-	-

Total	102,302	21	5,584	54,979	-	3,938

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	December 31, 2011
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	45,937	152	2,094	43,995
Colombia	28,169	89	-	28,258
Peru	14,916	29	-	14,945
	89,022	270	2,094	87,198
Sovereign debt:
Brazil	44,541	2,401	376	46,566
Colombia	59,204	1,682	230	60,656
Guatemala	5,469	-	19	5,450
Honduras	16,384	-	166	16,218
Mexico	63,094	2,456	62	65,488
Panama	46,796	2,227	61	48,962
Peru	25,487	602	-	26,089
Venezuela	59,291	577	195	59,673
	320,266	9,945	1,109	329,102

Total	409,288	10,215	3,203	416,300

	December 31, 2010
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	39,600	995	290	40,305
Chile	26,493	1,090	-	27,583
	66,093	2,085	290	67,888
Sovereign debt:
Brazil	42,259	5,253	-	47,512
Colombia	101,222	5,634	355	106,501
Dominican Republic	3,118	79	-	3,197
El Salvador	15,299	292	-	15,591
Mexico	45,796	2,057	8	47,845
Panama	36,605	2,269	79	38,795
Venezuela	25,100	1,050	229	25,921
	269,399	16,634	671	285,362

Total	335,492	18,719	961	353,250

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2011 and 2010, securities available-for-sale with a carrying value of $375.5 million and $235.6 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	December 31, 2011
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	33,366	2,094	-	-	33,366	2,094
Sovereign debt	110,589	1,109	-	-	110,589	1,109
	143,955	3,203	-	-	143,955	3,203

	December 31, 2010
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	13,756	290	-	-	13,756	290
Sovereign debt	35,737	464	10,063	207	45,800	671
	49,493	754	10,063	207	59,556	961

Gross unrealized losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

(In thousands of US$)	Year ended December 31,
	2011	2010	2009

Gains	3,825	2,346	1,276
Losses	(412)	-	(730)
Net	3,413	2,346	546

The amortized cost and fair value of securities available-for-sale by contractual maturity as of December 31, 2011, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	14,945	14,892
After 1 year but within 5 years	296,837	303,971
After 5 years but within 10 years	97,506	97,437
	409,288	416,300

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	December 31, 2011
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Panama	7,050	-	-	7,050

Sovereign debt:
Colombia	13,015	40	-	13,055
Honduras	4,471	1	-	4,472
Panama	2,000	60	-	2,060
	19,486	101	-	19,587

Total	26,536	101	-	26,637

	December 31, 2010
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Panama	8,500	-	-	8,500

Sovereign debt:
Colombia	13,018	64	-	13,082
Costa Rica	5,025	-	12	5,013
Honduras	4,638	-	27	4,611
Panama	2,000	-	-	2,000
	24,681	64	39	24,706

Total	33,181	64	39	33,206

Securities that show gross unrealized losses have had losses for less than 12 months; and therefore, such losses are considered temporary.

The amortized cost of securities held-to-maturity by contractual maturity as of December 31, 2011, are shown in the following table:

(In thousands of US$)	Amortized Cost

Due within 1 year	7,050
After 1 year but within 5 years	19,486
26,536

As of December 31, 2011 and 2010, securities held-to-maturity with a carrying value of $17.5 million and $13.0 million, respectively, were pledged to secure repurchase agreements accounted for as secured financings.

6.	Investment fund

The balance in the investment fund for $120.4 million as of December 31, 2011 and $167.3 million as of December 31, 2010 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

The Fund’s net assets are mainly composed by cash, investments in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2011, the Feeder owns 98.03% of the Fund with a total of 93,094.3 shares issued, divided in 2,948.0 “Class A” shares, 397.9 “Class A1” shares, 89,040.3 “Class B” shares and 708.1 “Class E1” shares.

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

“Class A”, “Class A1” and “Class E” shares can be redeemed monthly by investors with 30 day’s notice. $100 million of the “Class B” shares can be redeemed starting in 2012.

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2011	2010

Corporations:
Private	2,089,520	1,772,232
State-owned	232,893	312,154
Banking and financial institutions:
Private	1,716,406	1,381,266
State-owned	447,757	319,796
Middle-market companies:
Private	445,731	224,758
Sovereign	27,266	54,126
Total	4,959,573	4,064,332

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2011	2010

Banking and financial institutions	2,164,163	1,701,062
Industrial	967,929	894,355
Oil and petroleum derived products	645,875	616,708
Agricultural	730,119	548,894
Mining	37,723	111,639
Services	264,895	61,587
Sovereign	27,266	54,126
Others	121,603	75,961
Total	4,959,573	4,064,332

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	December 31, 2011
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,057,520	232,893	1,716,406	447,757	445,731	27,266	4,927,573
7	-	-	-	-	-	-	-
8	24,000	-	-	-	-	-	24,000
9	8,000	-	-	-	-	-	8,000
10	-	-	-	-	-	-	-
Total	2,089,520	232,893	1,716,406	447,757	445,731	27,266	4,959,573

(In thousands of US$)	December 31, 2010
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	1,744,232	312,154	1,381,266	319,796	223,756	54,126	4,035,330
7	-	-	-	-	-	-	-
8	28,000	-	-	-	1,002	-	29,002
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	1,772,232	312,154	1,381,266	319,796	224,758	54,126	4,064,332

(1)	Current ratings as of December 31, 2011 and 2010, respectively.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2011	2010
Current:
Up to 1 month	395,091	473,836
From 1 month to 3 months	1,110,307	705,147
From 3 months to 6 months	1,095,632	942,989
From 6 months to 1 year	767,526	718,649
From 1 year to 2 years	539,077	463,969
From 2 years to 5 years	1,000,486	703,397
More than 5 years	18,654	27,343
	4,926,773	4,035,330

Delinquent	800	-

Restructured and impaired:
Current balances with impairment	32,000	28,000
Past due balances with impairment	-	1,002
	32,000	29,002

Total	4,959,573	4,064,332

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2011	2010
Country:
Argentina	389,591	237,062
Brazil	1,852,152	1,582,761
Chile	376,297	328,447
Colombia	734,213	584,549
Costa Rica	109,263	87,537
Dominican Republic	118,275	135,291
Ecuador	21,676	18,121
El Salvador	21,098	39,036
Germany	5,000	-
Guatemala	161,107	92,104
Honduras	45,509	37,518
Jamaica	1,768	64,457
Mexico	416,353	403,829
Netherlands	20,000	-
Nicaragua	9,995	-
Panama	118,526	47,485
Paraguay	30,286	-
Peru	341,784	343,135
Spain	340	-
Trinidad and Tobago	76,340	63,000
Uruguay	110,000	-
	4,959,573	4,064,332

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
(In thousands of US$)	2011	2010

Fixed interest rates	2,360,115	2,003,631
Floating interest rates	2,599,458	2,060,701
	4,959,573	4,064,332

As of December 31, 2011 and 2010, 84% and 88%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following is a summary of information in non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2011	2010	2009

Loans in non-accrual status
Private corporations	32,000	28,000	39,000
Private middle-market companies	-	1,002	11,534
Total loans in non-accrual status	32,000	29,002	50,534

Foregone interest revenue at beginning of the year	996	928	-
Interest which would have been recorded if the loans had not been in a non-accrual status	2,325	3,403	1,775
Interest income collected on non-accruing loans	(2,375)	(3,335)	(847)
Foregone interest revenue at end of the year	946	996	928

An analysis of non-accruing loans with impaired balances as of December 31, 2011 and 2010 is detailed as follows:

(In thousands of US$)	December 31, 2011			2011
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	32,000	32,000	14,800	26,860	2,375
Total	32,000	32,000	14,800	26,860	2,375

(In thousands of US$)	December 31, 2010			2010
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	28,000	28,000	11,200	29,151	2,492
Private middle-market companies	1,002	1,002	300	887	-
Total	29,002	29,002	11,500	30,038	2,492

As of December 31, 2011 and 2010, there were no impaired loans without related allowance.

As of December 31, 2011 and 2010, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	December 31, 2011
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,322,413	2,322,413
Banking and financial institutions	-	-	-	-	-	-	2,164,163	2,164,163
Middle-market companies	-	-	-	-	-	800	444,931	445,731
Sovereign	-	-	-	-	-	-	27,266	27,266
Total	-	-	-	-	-	800	4,958,773	4,959,573

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	December 31, 2010
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,084,386	2,084,386
Banking and financial institutions	-	-	-	-	-	-	1,701,062	1,701,062
Middle-market companies	-	-	-	1,002	1,002	-	223,756	224,758
Sovereign	-	-	-	-	-	-	54,126	54,126
Total	-	-	-	1,002	1,002	-	4,063,330	4,064,332

As of December 31, 2011 and 2010, the Bank has credit transactions in the normal course of business with 29% and 25%, respectively, of its Class “A” and “B” stockholders (see Note 15). All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s corporate governance and control procedures. As of December 31, 2011 and 2010, approximately 19% and 15%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2011, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the years 2011 and 2010, the Bank sold loans with a book value of $9.3 million and $20 million, respectively, with a net gain of $64 thousand and $201 thousand, respectively.

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	Year ended December 31, 2011					Year ended December 31,
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total	2010	2009
Balance at beginning of the year	54,160	18,790	5,265	400	78,615	73,789	54,648
Provision (reversal of provision) for loan losses	(5,295)	10,017	4,312	(193)	8,841	9,091	18,293
Loan recoveries and other	-	1,716	440	-	2,156	996	866
Loans written-off against the allowance for loan losses	-	-	(1,065)	-	(1,065)	(5,261)	(18)
Balance at end of the year	48,865	30,523	8,952	207	88,547	78,615	73,789

Components:
Generic allowance	34,065	30,523	8,952	207	73,747	67,115	59,432
Specific allowance	14,800	-	-	-	14,800	11,500	14,357
Total allowance for loan losses	48,865	30,523	8,952	207	88,547	78,615	73,789

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The increase in the generic allowance for loan losses in 2011 was primarily due to an increase in the loan portfolio mitigated by an improvement of the risk profile of the Region and a prudent portfolio management.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	December 31, 2011
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Specific allowance	14,800	-	-	-	14,800
Generic allowance	34,065	30,523	8,952	207	73,747
Total of allowance for loan losses	48,865	30,523	8,952	207	88,547
Loans
Loans with specific allowance	32,000	-	-	-	32,000
Loans with generic allowance	2,290,413	2,164,163	445,731	27,266	4,927,573
Total loans	2,322,413	2,164,163	445,731	27,266	4,959,573

(In thousands of US$)	December 31, 2010
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Specific allowance	11,200	-	300	-	11,500
Generic allowance	42,960	18,790	4,965	400	67,115
Total of allowance for loan losses	54,160	18,790	5,265	400	78,615
Loans
Loans with specific allowance	28,000	-	1,002	-	29,002
Loans with generic allowance	2,056,386	1,701,062	223,756	54,126	4,035,330
Total loans	2,084,386	1,701,062	224,758	54,126	4,064,332

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Year ended December 31,
	2011	2010	2009

Balance at beginning of the year	13,335	27,261	30,724
Provision (reversal of provision) for losses on off-balance sheet credit risk	(4,448)	(13,926)	(3,463)
Balance at end of the year	8,887	13,335	27,261

The reserve for losses on off-balance sheet credit risk reflects the Bank’s management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 18). The 2011’s decrease in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

9.	Premises and equipment

A breakdown of cost and accumulated depreciation and amortization for premises and equipment as of December 31, 2011 and 2010 is as follows:

(In thousands of US$)	December 31,
	2011	2010
Land	462	462
Building and improvements	5,396	5,365
Furniture and equipment	18,696	17,345
	24,554	23,172
Less: accumulated depreciation and amortization	17,881	16,640
	6,673	6,532

10.	Other assets

As of December 31, 2011 and 2010, other assets include an equity investment in a private investment fund with a carrying value of $1.4 million and $1.7 million, respectively. During 2011, the Bank did not increase its participation in this fund.

11.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	December 31,
	2011	2010
Demand	67,586	100,352
Up to 1 month	1,474,088	1,173,415
From 1 month to 3 months	402,472	286,806
From 3 months to 6 months	196,016	143,352
From 6 months to 1 year	151,800	117,000
From 2 years to 5 years	11,544	-
	2,303,506	1,820,925

The following table presents additional information about deposits:

(In thousands of US$)	December 31,
	2011	2010
Aggregate amounts of time deposits of $100,000 or more	2,233,044	1,720,106
Aggregate amounts of deposits in offices outside Panama	220,340	221,185
Interest expense paid to deposits in offices outside Panama	983	2,746

12.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $377.0 million and $264.9 million as of December 31, 2011 and 2010, respectively.

During the years ended December 31, 2011, 2010 and 2009, interest expense related to financing transactions under repurchase agreements totaled $2.1 million, $1.5 million, and $5.9 million, respectively, were recorded. These expenses are presented in the consolidated statements of income as interest expense –borrowings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

13.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions, together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2011	2010
Advances from financial institutions:
At fixed interest rates	1,005,357	1,000,400
At floating interest rates	318,109	95,000
Total short-term borrowings	1,323,466	1,095,400
Average outstanding balance during the year	1,100,059	541,978
Maximum balance at any month-end	1,323,466	1,095,400
Range of fixed interest rates on borrowings in U.S. dollars	0.84% to 2.64%	0.69% to 1.65%
Range of floating interest rates on borrowings in U.S. dollars	1.11% to 2.01%	0.85% to 1.29%
Fixed interest rate on borrowings in Euros	2.98%	-
Fixed interest rate on borrowings in Renminbis	6.65%	-
Floating interest rate on borrowings in Mexican pesos	5.70%	-
Weighted average interest rate at end of the year	1.84%	1.13%
Weighted average interest rate during the year	1.22%	1.20%

14.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and another issuance in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2011	2010

Borrowings:
At fixed interest rates with due dates from June 2012 to September 2013	15,696	26,892
At floating interest rates with due dates from March 2012 to September 2014	1,426,237	1,004,421
Total borrowings	1,441,933	1,031,313

Debt:
At fixed interest rates with due dates in November 2014	45,615	43,827
Total debt	45,615	43,827

Total borrowings and long-term debt outstanding	1,487,548	1,075,140

Average outstanding balance during the year	1,391,440	1,240,750

Maximum outstanding balance at any month-end	1,548,404	1,400,307

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.50%	2.53% to 3.10%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.62% to 2.30%	0.53% to 2.52%

Range of fixed interest rates on borrowings in Mexican pesos	7.50% to 9.90%	7.50% to 9.90%

Range of floating interest rates on borrowings in Mexican pesos	5.66% to 6.30%	5.76% to 5.80%

Fixed interest rate on debt in Peruvian soles	6.50%	6.50%

Weighted average interest rate at the end of the year	2.16%	2.10%

Weighted average interest rate during the year	1.94%	2.07%

The Bank's funding activities include a Euro-Note program, which may be used to issue notes for up to $2.3 billion, with maturities from 90 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies.

The notes are generally sold in bearer or registered form through one or more authorized financial institutions.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2011, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding as of December 31, 2011, are as follows:

(In thousands of US$)
Due in:	Outstanding
2012	418,228
2013	376,298
2014	693,022
1,487,548

15.	Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.

4)	“Class F”; can only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one to one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2011:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total

Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2009	6,342,189	2,617,784	27,453,115	-	36,413,088
Conversions	-	(32,902)	32,901	-	(1)
Restricted stock issued	-	-	37,934	-	37,934
Exercised stock options - compensation plans	-	-	82,180	-	82,180
Restricted stock units - vested	-	-	12,415	-	12,415
Outstanding at December 31, 2009	6,342,189	2,584,882	27,618,545	-	36,545,616
Conversions	-	(42,861)	42,860	-	(1)
Repurchase of common stock	-	-	(200)	-	(200)
Restricted stock issued	-	-	38,115	-	38,115
Exercised stock options - compensation plans	-	-	82,106	-	82,106
Restricted stock units - vested	-	-	44,904	-	44,904
Outstanding at December 31, 2010	6,342,189	2,542,021	27,826,330	-	36,710,540
Conversions	-	(10,095)	10,095	-	-
Restricted stock issued	-	-	25,541	-	25,541
Exercised stock options - compensation plans	-	-	325,996	-	325,996
Restricted stock units - vested	-	-	69,865	-	69,865
Outstanding at December 31, 2011	6,342,189	2,531,926	28,257,827	-	37,131,942

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands, except for share data)	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2009	318,140	10,708	568,010	15,655	4,680,604	106,400	5,566,754	132,763
Restricted stock issued	-	-	-	-	(37,934)	(905)	(37,934)	(905)
Exercised stock options – compensation plans	-	-	-	-	(82,180)	(1,960)	(82,180)	(1,960)
Restricted stock units - vested	-	-	-	-	(12,415)	(296)	(12,415)	(296)
Outstanding at December 31, 2009	318,140	10,708	568,010	15,655	4,548,075	103,239	5,434,225	129,602
Repurchase of common stock	-	-	-	-	200	3	200	3
Restricted stock issued	-	-	-	-	(38,115)	(909)	(38,115)	(909)
Exercised stock options – compensation plans	-	-	-	-	(82,106)	(1,958)	(82,106)	(1,958)
Restricted stock units - vested	-	-	-	-	(44,904)	(1,071)	(44,904)	(1,071)
Outstanding at December 31, 2010	318,140	10,708	568,010	15,655	4,383,150	99,304	5,269,300	125,667
Restricted stock issued	-	-	-	-	(25,541)	(609)	(25,541)	(609)
Exercised stock options – compensation plans	-	-	-	-	(325,996)	(7,775)	(325,996)	(7,775)
Restricted stock units - vested	-	-	-	-	(69,865)	(1,666)	(69,865)	(1,666)
Outstanding at December 31, 2011	318,140	10,708	568,010	15,655	3,961,748	89,254	4,847,898	115,617

16.	Cash and stock-based compensation plans

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

During 2011, 2010 and 2009, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stock – Directors

In July 2011, 2010 and 2009, the Board of Directors granted 25,541, 38,115 and 37,934 “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on July 7, 2011, July 9, 2010 and July 10, 2009, respectively. The restricted stock vests in five years at a rate of 20% each year, beginning the year following the grant date. The fair value of restricted stock granted totaled $462 thousand in 2011, and $475 thousand in 2010 and 2009, of which $414 thousand, $270 thousand and $139 thousand were charged against income during 2011, 2010 and 2009, respectively. The remaining cost pending amortization of $1,040 thousand will be amortized over 3.51 years.

A summary as of December 31, 2011 of the restricted stock granted to Directors during the years 2011, 2010 and 2009 is presented below:

		Weighted average
		grant date fair
	Shares	value
Outstanding at January 1, 2009	31,246	$15.20
Granted	37,934	12.52
Vested	(6,242)	15.20
Outstanding at December 31, 2009	62,938	13.58
Granted	38,115	12.46
Vested	(13,026)	13.80
Outstanding at December 31, 2010	88,027	13.07
Granted	25,541	18.07
Vested	(31,563)	13.14
Outstanding at December 31, 2011	82,005	$14.59
Expected to vest	82,005	$14.59

The fair value of vested stock during the years 2011, 2010 and 2009 was $415 thousand, $180 thousand and $95 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $1.7 million in 2011, $2.4 million in 2010 and $2.3 million in 2009. In 2011, the distribution of the fair value in restricted stock units and stock purchase options was $1.5 million and $0.2 million, respectively. For the years 2010 and 2009, the distribution of the total grant was 50% in restricted stock units and 50% in stock purchase options, in both years.

The Bank grants one “Class E” share per each exercised option or vested restricted stock unit.

Restricted stock units:

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. These stock units vest 25% each year on the grant date’s anniversary.

Compensation costs of these restricted stock units are amortized during the period of restriction. Costs charged against income during 2011, 2010 and 2009 due to the amortization of these grants totaled $1,020 thousand, $742 thousand and $436 thousand, respectively. The remaining compensation cost pending amortization of $1,965 thousand will be amortized over 2.5 years.

A summary as of December 31, 2011, 2010 and 2009 of the status of the restricted stock units granted to certain Executives and changes during the years 2011, 2010 and 2009 are presented below:

			Weighted
		Weighted	average
		average grant	remaining	Aggregate
		date fair	contractual	intrinsic value
	Stock units	value	term	(thousands)
Outstanding at January 1, 2009	52,226	$15.43
Granted	132,020	8.67
Forfeited	(5,713)	11.44
Vested	(12,415)	15.43
Outstanding at December 31, 2009	166,118	10.20
Granted	101,496	12.04
Forfeited	-	-
Vested	(44,904)	10.59
Outstanding at December 31, 2010	222,710	10.96
Granted	94,496	15.84
Forfeited	(20,931)	12.63
Vested	(69,865)	11.09		$446
Outstanding at December 31, 2011	226,410	$12.80	1.76 years	$736
Expected to vest	226,410	$12.80		$736

The fair value of vested stock during the years 2011, 2010 and 2009 was $775 thousand, $476 thousand and $192 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2011, 2010 and 2009 was estimated using the “Black-Scholes” option-pricing model, based on the following factors:

	2011	2010	2009
Weighted average fair value per option	$2.92	$2.91	$1.90
Weighted average expected term, in years	5.50	4.75	4.75
Expected volatility	30%	37%	37%
Risk-free rate	2.52%	2.32%	1.79%
Expected dividend	4.50%	5.00%	6.00%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2011, 2010 and 2009 as a result of the amortization of these plans amounted to $765 thousand, $742 thousand and $436 thousand, respectively. The remaining compensation cost pending amortization of $1,052 thousand in 2011 will be amortized over a period of 1.96 years. A summary of stock options granted is presented below:

			Weighted
			average	Aggregate
		Weighted	remaining	intrinsic
		average	contractual	value
	Options	exercise price	term	(thousands)
Outstanding at January 1, 2009	229,085	$15.43
Granted	601,985	10.15
Forfeited	(27,076)	12.43
Outstanding at December 31, 2009	803,994	11.58
Granted	420,777	13.52
Forfeited	(646)	15.43
Exercised	(82,106)	10.15
Outstanding at December 31, 2010	1,142,019	12.39
Granted	72,053	17.81
Forfeited	(58,067)	12.16
Exercised	(240,439)	12.27
Outstanding at December 31, 2011	915,566	$12.87	4.46 years	$3,040
Exercisable	238,466	$13.10	3.12 years	$703
Expected to vest	677,100	$12.79	4.68 years	$2,337

The intrinsic value of exercised options during the years 2011 and 2010 was $1,322 thousand and $383 thousand, respectively. During the years 2011 and 2010 the Bank received $2,949 thousand and $834 thousand, respectively, from exercised options.

B. Restricted Stock – Directors (Discontinued)

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008. No grants were made after the 2007’s grant. The restricted stock vests at a rate of 20% each year on the grant date’s anniversary.

Related costs to outstanding restricted stock were charged against income totaled $87 thousand, $108 thousand and $123 thousand in 2011, 2010 and 2009, respectively. As of December 31, 2011, the Bank had unrecognized compensation costs of $41 thousand related to this plan that will be amortized over 7 months.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

A summary as of December 31, 2011 of restricted stock granted to Directors under this plan and changes during 2011, 2010 and 2009 is presented below:

		Weighted average
		grant date fair
	Shares	value
Non vested at January 1, 2009	21,419	$20.07
Granted	-	-
Vested	(6,746)	19.25
Non vested at December 31, 2009	14,673	20.45
Granted	-	-
Vested	(5,756)	19.95
Non vested at December 31, 2010	8,917	20.77
Granted	-	-
Vested	(5,399)	20.39
Non vested at December 31, 2011	3,518	$21.35
Expected to vest	3,518	$21.35

The total fair value of vested stock during the years ended December 31, 2011, 2010 and 2009 was $110 thousand, $115 thousand and $130 thousand, respectively.

C. Stock Option Plan 2006 – Directors and Executives (Discontinued)

The 2006 Stock Option Plan was terminated in 2008. The options granted under this plan expire seven years after the grant date. No grants were made after the 2007’s grant.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $25 thousand in 2011, and $221 thousand in 2010 and 2009. As of December 31, 2011, there was no compensation cost pending amortization.

A summary as of December 31, 2011 of the share options granted to Directors and certain Executives and changes during 2009, 2010 and 2011 is presented below:

			Weighted average
			remaining	Aggregate
	Options	Weighted average exercise price	contractual term	intrinsic value (thousands)
Outstanding at January 1, 2009	207,706	$16.34
Forfeited	-	-
Outstanding at December 31, 2009	207,706	16.34
Forfeited	-	-
Outstanding at December 31, 2010	207,706	16.34
Forfeited	-	-
Exercised	(27,552)	16.34
Outstanding at December 31, 2011	180,154	$16.34	2.12 years	$-
Exercisable at December 31, 2011	180,154	$16.34	2.12 years	$-

The intrinsic value of exercised options during the year ended December 31, 2011 was $45 thousand. During the year ended December 31, 2011, the Bank received $450 thousand from exercised options. All options are available to be exercised as of December 31, 2011.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

D. Indexed Stock Option Plan (Discontinued)

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain Executives of the Bank, which was subsequently terminated in April 2006. The indexed stock options expire ten years after the grant date. The exercise price is adjusted based on the change in a customized Latin American general market index. As of December 31, 2011, there was no compensation cost pending amortization. Related costs charged against income amounted to $17 thousand and $241 thousand in 2010 and 2009, respectively.

A summary as of December 31, 2011 and changes during the years 2009, 2010 and 2011 of the indexed stock purchase options is presented below:

			Weighted
			average
			remaining	Aggregate
		Weighted average	contractual	intrinsic value
	Options	exercise price	term	(thousands)
Outstanding at January 1, 2009	467,649	$12.93
Forfeited	-	-
Exercised	(82,180)	9.84
Outstanding at December 31, 2009	385,469	17.46
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2010	385,469	17.98
Forfeited	-	-
Expired	(4,100)	11.87
Exercised	(55,433)	12.12
Outstanding at December 31, 2011	325,936	$12.86	3.43 years	$1,039
Exercisable at December 31, 2011	325,936	$12.86	3.43 years	$1,039

The intrinsic value of options exercised during the years ended December 31, 2011 and 2009 was $235 thousand and $252 thousand, respectively. During the years ended December 31, 2011 and 2009, the Bank received $672 thousand and $808 thousand, respectively, from exercised options. All options are available to be exercised as of December 31, 2011.

E. 1995 and 1999’s Stock Option Plan (Discontinued)

During 1995 and 1999, the Board of Directors approved two stock option plans for employees. Under these plans, stock options were granted at a purchase price equal to the average market value of the common stock at the grant date. One third of the options would have been exercised on each successive year after the grant date and expired on the tenth anniversary after the grant date. These plans were discontinued in 2003; therefore, no additional stock options have been granted.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

A summary of the status as of December 31, 2011 of the stock options granted and changes during 2011, 2010 and 2009 of these option plans is presented below:

			Weighted
			average
			remaining	Aggregate
		Weighted average	contractual	intrinsic value
	Options	exercise price	term	(thousands)

Outstanding at January 1, 2009	14,350	$28.81
Forfeited	(533)	27.72
Expired	(2,082)	23.03
Outstanding at December 31, 2009	11,735	29.89
Forfeited	-	-
Expired	(3,615)	23.16
Outstanding at December 31, 2010	8,120	32.88
Forfeited	-	-
Expired	(8,120)	32.88
Outstanding at December 31, 2011	-	$-	-	$-

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

	2011	2010	2009
Outstanding at beginning of year	17,746	18,755	19,609
Exercised	(15,934)	(1,009)	(854)
Outstanding at end of year	1,812	17,746	18,755

Related cost charged against income related to this plan amounted to $1 thousand in 2011, and $11 thousand in 2010 and 2009.

G. Other plans - Expatriate Officer Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2011, 2010 and 2009, the Bank charged to salaries expense $119 thousand, $117 thousand and $116 thousand, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2011 and 2010, the accumulated liability payable amounted to $255 thousand and $307 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

17.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2011	2010	2009

Net income attributable to Bladex for both basic and diluted EPS	83,180	42,244	54,862

Weighted average common shares outstanding - applicable to basic EPS	36,969	36,647	36,493
Basic earnings per share	2.25	1.15	1.50

Weighted average common shares outstanding applicable to diluted EPS	36,969	36,647	36,493
Effect of dilutive securities (1):
Stock options and restricted stock units plans	176	167	78
Adjusted weighted average common shares outstanding applicable to diluted EPS	37,145	36,814	36,571
Diluted earnings per share	2.24	1.15	1.50

(1)	As of December 31, 2011, 2010 and 2009, weighted average options of 72,053, 760,284 and 769,790, respectively, were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock.

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	December 31,
	2011	2010
Confirmed letters of credit	266,547	196,287
Stand-by letters of credit and guarantees - Commercial risk	18,899	38,410
Credit commitments	75,962	118,863
	361,408	353,560

As of December 31, 2011, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	317,556
From 1 to 2 years	42,528
From 2 to 5 years	606
After 5 years	718
361,408

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2011 and 2010 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)
Country:	2011	2010
Argentina	92	-
Bolivia	944	-
Brazil	41,116	66,700
Chile	12,367	-
Colombia	2,396	-
Costa Rica	11,661	32,160
Dominican Republic	1,603	86
Ecuador	215,272	121,245
El Salvador	2,025	25
Guatemala	501	1,475
Honduras	400	430
Jamaica	295	125
Mexico	14,677	50,964
Panama	1,801	1,200
Paraguay	81	-
Peru	2,467	39
Spain	9,660	-
Switzerland	500	500
United States of America	21,780	-
Uruguay	-	170
Venezuela	21,770	78,441
	361,408	353,560

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

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

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

19.	Leasehold commitments

As of December 31, 2011, a summary of leasehold commitments is as follows:

(In thousands of US$)
Year
2012	780
2013	509
2014	478
2015	337
2016	138
Thereafter	11
Total minimum payments (1)	2,253

(1)	Minimum payments have not been reduced by minimum sublease rentals of $1,704 thousand due in the future under noncancelable subleases.

The following table presents an analysis of all operating leases:

	2011	2010	2009
Rent expense	1,403	875	770
Less: Sublease rentals	(129)	-	-
	1,274	875	770

20.	Derivative financial instruments for hedging purposes

As of December 31, 2011 and 2010, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2011			2010
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	125,000	16	10,317	267,800	591	25,737
Cross-currency interest rate swaps	215,107	56	40,574	148,570	24	25,631
Cash flow hedges:
Interest rate swaps	20,000	-	512	20,000	-	1,499
Cross-currency interest rate swaps	42,336	3,549	-	42,633	1,407	150
Forward foreign exchange	53,264	249	2,339	2,108	81	12
Net investment hedges:
Forward foreign exchange	6,036	289	-	-	-	-
Total	461,743	4,159	53,742	481,111	2,103	53,029

Net gain (loss) on the ineffective portion of hedging activities (2)	2,849			(1,446)

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

2011
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	987

Cross-currency interest rate swaps	2,270	Gain (loss) on foreign currency exchange	1,958	-

Forward foreign exchange	(2,160)	Interest income – loans	(124)	-
		Interest expense – borrowings	172	-
	-	Gain (loss) on foreign currency exchange	(2,966)	-
Total	1,097		(960)	-

Derivatives – net investment hedge
Forward foreign exchange	289	Gain (loss) on foreign currency exchange	-	-
Total	289		-	-

2010
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	460

Cross-currency interest rate swaps	1,690	Gain (loss) on foreign currency exchange	1,171	-

Forward foreign exchange	(759)	Interest income - loans	(477)	-
	-	Gain (loss) on foreign currency exchange	478	-
Total	1,391		1,172	-

2009
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	513

Cross-currency interest rate swaps	6,231	Gain (loss) on foreign currency exchange	(3,430)	-
		Derivative financial instruments and hedging	-	(3)

Forward foreign exchange	(4,773)	Interest expense – borrowings	336	-
		Interest income - loans	313
		Gain (loss) on foreign currency exchange	3,861	-
Total	1,971		1,080	(3)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

2011
(In thousands of US$)	Classification in statements of	Gain (loss) on	Gain (loss) on	Net gain
	income	derivatives	hedged item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(6,857)	10,266	3,409
	Derivative financial instruments and hedging	74	-	74

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	2,849	-	2,849
	Interest income – loans	(33)	55	22
	Interest expense – borrowings	4,352	(7,874)	(3,522)
	Gain (loss) on foreign currency exchange	(17,427)	17,475	48
		(17,042)	19,922	2,880

2010
(In thousands of US$)	Classification in statements of	Gain (loss) on	Gain (loss) on	Net gain
	income	derivatives	hedged item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(14,760)	22,000	7,240
	Derivative financial instruments and hedging	419	-	419

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	(1,865)	-	(1,865)
	Interest income – loans	(45)	89	44
	Interest expense – borrowings	3,812	(7,046)	(3,234)
	Gain (loss) on foreign currency exchange	7,922	(7,994)	(72)
		(4,517)	7,049	2,532

2009
(In thousands of US$)	Classification in statements of	Gain (loss) on	Gain (loss) on	Net gain
	income	derivatives	hedged item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(11,959)	27,477	15.518

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	(2,531)	-	(2.531)
	Interest income – loans	(62)	619	557
	Interest expense – borrowings	3,480	(8,098)	(4.618)
	Gain (loss) on foreign currency exchange	591	(5,681)	(5.090)
		(10,481)	14,317	3.836

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 2.89 years.

The Bank estimates that approximately $842 thousand of gains reported in OCI as of December 31, 2011 related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged liabilities during the twelve-month period ending December 31, 2012.

The Bank estimates that approximately $198 thousand of losses reported in OCI as of December 31, 2011 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2012.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 4.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

21.	Accumulated other comprehensive income (loss)

As of December 31, 2011, 2010 and 2009 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

			Foreign currency
	Securities	Derivative	translation
	available-	financial	adjustment,
(In thousands of US$)	for-sale	instruments	net of hedges	Total
Balance as of January 1, 2009	(66,151)	(5,964)	-	(72,115)
Net unrealized gains (losses) arising from the year	63,556	1,971	-	65,527
Reclassification adjustment for (gains) losses included in net income (1)	(649)	1,077	-	428
Balance as of December 31, 2009	(3,244)	(2,916)	-	(6,160)
Net unrealized gains (losses) arising from the year	2,325	1,391	-	3,716
Reclassification adjustment for (gains) losses included in net income (1)	(2,825)	(1,172)	-	(3,997)
Balance as of December 31, 2010	(3,744)	(2,697)	-	(6,441)
Net unrealized gains (losses) arising from the year	4,095	1,097	-	5,192
Reclassification adjustment for (gains) losses included in net income (1)	(2,079)	960	-	(1,119)
Foreign currency translation adjustment, net	-	-	(744)	(744)
Balance as of December 31, 2011	(1,728)	(640)	(744)	(3,112)

(1)	Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income (loss) in this and previous years.

22.	Fair value of financial instruments

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

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	2011
(In thousands of US$)			Internally
		Internally developed	developed models
		models with	with significant
	Quoted market	significant	unobservable	Total carrying
	prices in an active	observable market	market	value in the
	market	information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Trading assets
Sovereign bonds	20,415	-	-	20,415
Cross-currency interest rate swaps	-	21	-	21
Total trading assets	20,415	21	-	20,436
Securities available –for-sale
Corporate debt	87,198	-	-	87,198
Sovereign debt	328,544	558	-	329,102
Total securities available-for-sale	415,742	558	-	416,300
Investment fund	-	120,425	-	120,425
Derivative financial instruments - receivable
Interest rate swaps	-	16	-	16
Cross-currency interest rate swaps	-	3,605	-	3,605
Forward foreign exchange	-	538	-	538
Total derivative financial instruments - receivable	-	4,159	-	4,159
Total assets at fair value	436,157	125,163	-	561,320

Liabilities
Trading liabilities
Interest rate swaps	-	748	-	748
Cross-currency interest rate swaps	-	4,836	-	4,836
Total trading liabilities	-	5,584	-	5,584
Derivative financial instruments - payable
Interest rate swaps	-	10,829	-	10,829
Cross-currency interest rate swaps	-	40,574	-	40,574
Forward foreign exchange	-	2,339	-	2,339
Total derivative financial instruments - payable	-	53,742	-	53,742
Total liabilities at fair value	-	59,326	-	59,326

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	2010
(In thousands of US$)			Internally
		Internally developed	developed models
		models with	with significant
	Quoted market	significant	unobservable	Total carrying
	prices in an active	observable market	market	value in the
	market	information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Trading assets
Sovereign bonds	45,058	-	-	45,058
Corporate bonds	5,354	-	-	5,354
Total trading assets	50,412	-	-	50,412
Securities available –for-sale
Corporate debt	67,888	-	-	67,888
Sovereign debt	285,362	-	-	285,362
Total securities available-for-sale	353,250	-	-	353,250
Investment fund	-	167,291	-	167,291
Derivative financial instruments - receivable
Interest rate swaps	-	591	-	591
Cross-currency interest rate swaps	-	1,431	-	1,431
Forward foreign exchange	-	81	-	81
Total derivative financial instruments - receivable	-	2,103	-	2,103
Total assets at fair value	403,662	169,394	-	573,056

Liabilities
Trading liabilities
Interest rate swaps	-	3,031	-	3,031
Cross-currency interest rate swaps	-	907	-	907
Total trading liabilities	-	3,938	-	3,938
Derivative financial instruments - payable
Interest rate swaps	-	27,236	-	27,236
Cross-currency interest rate swaps	-	25,781	-	25,781
Forward foreign exchange	-	12	-	12
Total derivative financial instruments - payable	-	53,029	-	53,029
Total liabilities at fair value	-	56,967	-	56,967

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

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period.

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

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31,
(In thousands of US$)	2011		2010
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Instruments with carrying value that approximates fair value	882,762	882,762	495,037	495,037
Securities held-to-maturity	26,536	26,637	33,181	33,206
Loans, net of allowance	4,864,329	4,913,473	3,981,328	4,010,363

Financial liabilities:
Instruments with carrying value that approximates fair value	2,693,408	2,692,832	2,123,149	2,123,149
Short-term borrowings	1,323,466	1,319,350	1,095,400	1,092,265
Borrowings and long-term debt	1,487,548	1,441,919	1,075,140	1,047,031
Commitments to extend credit, standby letters of credit, and financial guarantees written	10,497	9,807	12,162	11,761

23.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

24.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of December 31, 2011, the Bank’s capital adequacy ratio is 16% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

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

In 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss. Current period´s interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. Current period´s operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior periods’ presentation allocated interest expenses and overhead operating expenses based on the segments average portfolio. Comparative amounts for 2010 and 2009 have been reclassified to conform to current period presentation.

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

Commercial incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

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

Asset Management incorporates the balance of the Investment Fund and the assets of the Brazilian Fund. Operating income from the Asset Management Segment includes net interest margin related to the Feeder’s participation in the net interest margin of the Fund, net gains from investment fund trading, fee income, and allocated operating expenses. Operating income from this segment also includes the net interest margin from the Brazilian Fund, as well as net gain (loss) from trading securities, fee income, and allocated operating expenses from the Brazilian Fund.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In millions of US$)	2011	2010	2009

COMMERCIAL
Interest income	140.7	104.8	114.3
Interest expense	(59.0)	(50.3)	(60.4)
Net interest income	81.7	54.5	53.9
Net other income (2)	11.0	10.3	6.9
Operating expenses	(34.8)	(28.3)	(21.8)
Net operating income (3)	57.9	36.5	39.0
(Provision) reversal of provision for loan and off-balance sheet credit losses	(4.4)	4.8	(14.8)
Recoveries, net of impairment of assets	(0.1)	0.2	(0.1)
Net income attributable to Bladex	53.4	41.5	24.1

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)	4,982.8	4,060.0	2,775.3
Other assets and contingencies (5)	362.6	382.4	331.2
Total interest-earning assets, other assets and contingencies	5,345.4	4,442.4	3,106.5

TREASURY
Interest income	14.4	12.5	25.9
Interest expense	6.3	8.2	(11.5)
Net interest income	20.7	20.7	14.4
Net other income (2)	4.2	(0.7)	11.9
Operating expenses	(10.2)	(9.3)	(9.6)
Net operating income (3)	14.7	10.7	16.7
Net income (loss) attributable to Bladex	14.7	10.7	16.7

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,270.1	873.6	931.8
Other assets and contingencies (5)	-	-	3.0
Total interest-earning assets, other assets and contingencies	1,270.1	873.6	934.8

ASSET MANAGEMENT
Interest income	2.3	2.2	1.8
Interest expense	(2.0)	(2.9)	(5.3)
Net interest income	0.3	(0.7)	(3.5)
Net other income (2)	20.5	(7.2)	25.5
Operating expenses	(5.0)	(4.5)	(6.8)
Net operating income (3)	15.8	(12.4)	15.2
Net income (loss)	15.8	(12.4)	15.2
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	1.1
Net income (loss) attributable to Bladex	15.1	(10.0)	14.1

Funds’ assets and contingencies (end of period balances):
Interest-earning assets (6)	127.0	167.3	197.6
Other assets	-	-	0.1
Total interest-earning assets, other assets and contingencies	127.0	167.3	197.7
TOTAL
Interest income	157.4	119.5	142.0
Interest expense	(54.7)	(45.0)	(77.2)
Net interest income	102.7	74.5	64.8
Net other income (2)	35.7	2.4	44.3
Operating expenses	(50.0)	(42.1)	(38.2)
Net operating income (3)	88.4	34.8	70.9
(Provision) reversal of provision for loans and off-balance sheet credit losses	(4.4)	4.8	(14.8)
Recoveries, net of impairment of assets	(0.1)	0.2	(0.1)
Net income	83.9	39.8	56.0
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	1.1
Net income attributable to Bladex	83.2	42.2	54.9

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)	6,379.9	5,100.9	3,904.7
Other assets and contingencies (5)	362.6	382.4	334.3
Total interest-earning assets, other assets and contingencies	6,742.5	5,483.3	4,239.0

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, and recoveries on assets.

Reconciliation of Net other income:
Net other income – business segment	35.7	2.4	44.3
Reversal of provision for losses on off-balance sheet credit risk	4.4	13.9	3.5
Recoveries, net of impairment of assets	(0.1)	0.2	(0.1)
Net other income – consolidated financial statements	40.0	16.5	47.7

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.

(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

Reconciliation of Total assets:
Interest-earning assets – business segment	6,379.9	5,100.9	3,904.7
Allowance for loan losses	(88.5)	(78.6)	(73.8)
Customers’ liabilities under acceptances	1.1	27.2	1.6
Premises and equipment	6.7	6.5	7.7
Accrued interest receivable	38.2	31.1	25.6
Derivative financial instruments used for hedging - receivable	4.2	2.1	0.8
Other assets	18.4	10.9	12.2
Total assets – consolidated financial statements	6,360.0	5,100.1	3,878.8

Geographic information is as follows:

	2011
(In thousands of US$)			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total

Interest income	144,491	114	10,595	2,227	157,427
Interest expense	(53,411)	-	(983)	(323)	(54,717)
Net interest income	91,080	114	9,612	1,904	102,710

Long-lived assets:
Premises and equipment, net	6,125	10	538	-	6,673

	2010
(In thousands of US$)			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total

Interest income	106,673	-	10,607	2,198	119,478
Interest expense	(41,266)	-	(2,746)	(963)	(44,975)
Net interest income	65,407	-	7,861	1,235	74,503

Long-lived assets:
Premises and equipment, net	6,039	-	493	-	6,532

	2009
(In thousands of US$)			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total

Interest income	122,731	-	17,470	1,763	141,964
Interest expense	(69,066)	-	(5,821)	(2,325)	(77,212)
Net interest income	53,665	-	11,649	(562)	64,752

Long-lived assets:
Premises and equipment, net	7,096	-	653	-	7,749

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*
Exhibit 1.2.	By-Laws**
Exhibit 8.1.	List of Subsidiaries**
Exhibit 11.1.	Code of Ethics**
Exhibit 12.1.	Rule 13a-14(a) Certification of Principal Executive Officer
Exhibit 12.2.	Rule 13a-14(a) Certification of Principal Financial Officer
Exhibit 13.1.	Rule 13a-14(b) Certification of Principal Executive Officer
Exhibit 13.2.	Rule 13a-14(b) Certification of Principal Financial Officer

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

109

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ JAIME RIVERA
Jaime Rivera
Chief Executive Officer

April 26, 2012

110

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

111