Form 20-F
period 2012-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2013-04-23
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________

FORM 20-F

 ________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

 ________________

Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of principal executive offices)

 ________________

Christopher Schech

Chief Financial Officer

(507) 210-8500

Email address: cschech@bladex.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

 ________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class E Common Stock	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

 ________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,342,189	Shares of Class A Common Stock
2,531,926	Shares of Class B Common Stock
29,271,067	Shares of Class E Common Stock
0	Shares of Class F Common Stock
38,145,182	Total Shares of Common Stock

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ IFRS	☐ Other

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

TABLE OF CONTENTS

Page

PART I		6

Item 1.	Identity of Directors, Senior Management and Advisers	6

Item 2.	Offer Statistics and Expected Timetable	6

Item 3.	Key Information	6

A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8

Item 4.	Information on the Company	13

A.	History and Development of the Company	13
B.	Business Overview	15
C.	Organizational Structure	34
D.	Property, Plant and Equipment	34

Item 4A.	Unresolved Staff Comments	35

Item 5.	Operating and Financial Review and Prospects	35

A.	Operating Results	35
B.	Liquidity and Capital Resources	59
C.	Research and Development, Patents and Licenses, etc.	68
D.	Trend Information	68
E.	Off-Balance Sheet Arrangements	70
F.	Contractual Obligations and Commercial Commitments	71

Item 6.	Directors, Executive Officers and Employees	71

A.	Directors and Executive Officers	71
B.	Compensation	77
C.	Board Practices	81
D.	Employees	86
E.	Share Ownership	87

Item 7.	Major Stockholders and Related Party Transactions	87

A.	Major Stockholders	87
B.	Related Party Transactions	89
C.	Interests of Experts and Counsel	89

Item 8.	Financial Information	89

A.	Consolidated Statements and Other Financial Information	89
B.	Significant Changes	90

Item 9.	The Offer and Listing	91

A.	Offer and Listing Details	91
B.	Plan of Distribution	91
C.	Markets	91
D.	Selling Shareholders	91
E.	Dilution	91

F.	Expenses of the Issue	91

Item 10.	Additional Information	92

A.	Share Capital	92
B.	Memorandum and Articles of Association	92
C.	Material Contracts	94
D.	Exchange Controls	94
E.	Taxation	94
F.	Dividends and Paying Agents	99
G.	Statement by Experts	99
H.	Documents on Display	99
I.	Subsidiary Information	100

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	100

Item 12.	Description of Securities Other than Equity Securities	103

PART II		103

Item 13.	Defaults, Dividend Arrearages and Delinquencies	103

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	103

Item 15.	Controls and Procedures	103

Item 16.	[Reserved]	106

Item 16A.	Audit and Compliance Committee Financial Expert	106
Item 16B.	Code of Ethics	106
Item 16C.	Principal Accountant Fees and Services	106
Item 16D.	Exemptions from the Listing Standards for Audit Committees	108
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	108
Item 16F.	Change in Registrant’s Certifying Accountant	108
Item 16G.	Corporate Governance	108

PART III		108

Item 17.	Financial Statements	108

Item 18.	Financial Statements	108

Item 19.	Exhibits	109

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Schech at 011+(507) 210-8630. Written requests may also be sent via e-mail to cschech@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	the growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and of an improving macroeconomic environment in Latin America and the Caribbean on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury and trading revenues;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance and provisions for credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	existing and future governmental banking and tax regulations, including Basel II and Basel III capital and leverage requirements and Basel Committee on Banking Supervision liquidity requirements as adopted in the countries in which the Bank does business, and the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, on the Bank’s business, business practices, and costs of operation as a foreign bank with offices in the United States;

•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2013 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A. Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and are stated in U.S. dollars. The consolidated financial statements for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 were audited by the independent registered public accounting firm Deloitte, Inc. The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2012, or the Consolidated Financial Statements, are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

As of and for the Year Ended December 31,
2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
(in $ thousand, except per share data and ratios)
Income Statement Data:
Net interest income	$104,977	$102,710	$74,503	$64,752	$77,847
Fees and commissions, net	10,021	10,619	9,811	6,452	4,920
Reversal of provision (provision) for credit losses (2)	12,389	(4,393)	4,835	(14,830)	1,544
Derivative financial instruments and hedging	71	2,923	(1,446)	(2,534)	9,956
Recoveries, net of impairment of assets	0	(57)	233	(120)	(767)
Net gain (loss) from investment fund trading	7,011	20,314	(7,995)	24,997	21,357
Net gain (loss) from trading securities	11,234	(6,494)	(3,603)	13,113	(20,998)
Net gain on sale of securities available-for-sale	6,030	3,413	2,346	546	67
Gain (loss) on foreign currency exchange	(10,525)	4,269	1,870	613	(1,596)
Gain on sale of premises and equipment	5,626	0	0	0	0
Other income, net	2,986	1,059	1,279	1,451	703
Total operating expenses	(55,814)	(50,087)	(42,218)	(38,674)	(37,317)
Net income from continuing operations	94,006	84,276	39,615	55,767	55,714
Net income (loss) from discontinued operations (1)	(681)	(420)	206	214	(388)
Net income	93,325	83,856	39,821	55,980	55,327
Net income (loss) attributable to the redeemable noncontrolling interest	293	676	(2,423)	1,118	208
Net income attributable to Bladex	93,032	83,180	42,244	54,862	55,119
Net income from continuing operations	93,713	83,600	42,038	54,648	55,507
Net income (loss) from discontinued operations (1)	(681)	(420)	206	214	(388)
Balance Sheet Data:
Trading assets	5,265	20,436	50,412	50,277	44,939
Securities available-for-sale	183,017	416,300	353,250	456,984	607,918
Securities held-to-maturity	34,113	26,536	33,181	0	28,410
Investment fund	105,888	120,425	167,291	197,575	150,695
Loans	5,715,556	4,959,573	4,064,332	2,779,262	2,618,643
Allowance for loan losses	72,976	88,547	78,615	73,789	54,648
Total assets	6,756,396	6,360,032	5,100,087	3,878,771	4,362,678
Total deposits	2,317,260	2,303,506	1,820,925	1,256,246	1,169,048
Trading liabilities	32,304	5,584	3,938	3,152	14,157
Securities sold under repurchase agreements and short-term borrowings	1,607,397	1,700,468	1,360,327	399,132	1,212,921
Borrowings and long-term debt	1,905,540	1,487,548	1,075,140	1,390,387	1,204,952
Total liabilities	5,926,537	5,595,203	4,384,087	3,168,234	3,783,665
Capital stock	279,980	279,980	279,980	279,980	279,980
Total stockholders’ equity	826,475	759,282	697,050	675,637	574,324
Weighted average basic shares	37,824	36,969	36,647	36,493	36,388
Weighted average diluted shares	37,938	37,145	36,814	36,571	36,440
Per Common Share Data:
Basic earnings per share	2.46	2.25	1.15	1.50	1.51
Diluted earnings per share	2.45	2.24	1.15	1.50	1.51
Book value per share (period end)	21.67	20.45	18.99	18.49	15.77
Regular cash dividends per share	1.10	0.85	0.67	0.60	0.88
Selected Financial Ratios:
Performance Ratios:
Return on average assets (3)	1.51%	1.46%	0.97%	1.38%	1.09%
Return on average stockholders’ equity (4)	11.57%	11.40%	6.21%	8.60%	8.99%
Net interest margin (5)	1.70%	1.81%	1.70%	1.62%	1.55%
Net interest spread (5)	1.44%	1.62%	1.43%	1.12%	0.99%
Total operating expenses to total average assets (6)	0.90%	0.88%	0.97%	0.97%	0.74%
Regular cash dividend payout ratio	44.72%	37.78%	58.12%	39.91%	58.09%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Liquidity Ratios:
Liquid assets (7) / total assets	10.21%	12.36%	8.25%	10.36%	18.92%
Liquid assets (7) / total deposits	29.78%	34.11%	23.10%	32.00%	70.62%
Asset Quality Ratios:
Non-accrual loans to total loans (8)	n.m. (*)	0.65%	0.71%	1.82%	n.m. (*)
Impaired loans to total loans (8)	n.m. (*)	0.65%	0.71%	1.29%	n.m. (*)
Charged-off loans to total loans	0.13%	0.02%	0.13%	0.00%	n.m. (*)
Allowance for loan losses to total loans, net of unearned income and deferred commission	1.28%	1.79%	1.94%	2.66%	2.09%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.05%	2.45%	3.50%	8.28%	6.95%
Capital Ratios:
Stockholders’ equity to total assets	12.23%	11.94%	13.67%	17.42%	13.16%
Average stockholders’ equity to total average assets (9)	13.03%	12.83%	15.62%	16.06%	12.11%
Leverage ratio(10)	8.2	x	8.4	x	7.3	x	5.7	x	7.6	x
Tier 1 capital to risk-weighted assets (11)	17.9%	18.6%	20.5%	25.8%	20.4%
Total capital to risk-weighted assets (12)	19.2%	19.9%	21.8%	27.0%	21.6%
Risk-weighted assets	$4,609,221	$4,090,333	$3,416,782	$2,633,482	$3,143,971

(*)	“n.m.” means not meaningful.
(1)	The Asset Management Unit is reported as a discontinued operation since the Bank decided to divest the operations of this Unit in the fourth quarter of 2012, in accordance with the ASC Topic 250-20 – Presentation of Financial Statements – Discontinued Operations. The amounts reported for the years ended December 31, 2011, 2010, 2009, and 2008 have been reclassified to conform with the presentation of discontinued operations in 2012. See Item 4.B, “Business Overview – Overview”, for a discussion of the Asset Management Unit.
(2)	Includes reversal of (provision for) loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of (provision for) credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(3)	Average assets calculated on the basis of unaudited daily average balances.
(4)	Average stockholders’ equity calculated on the basis of unaudited daily average balances.
(5)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5A, “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(6)	Average assets calculated on the basis of unaudited daily average balances.
(7)	Liquid assets consist of investment-grade “A” securities, and cash and due from banks, excluding pledged deposits. See Item 18, “Financial Statements” Note 3 to the Audited Financial Statements.
(8)	As of December 31, 2012, the Bank did not have any loans in non-accrual status. Non-accrual loans amounted $32 million in 2011, all of which corresponded to impaired loans, $29 million in 2010, all of which corresponded to impaired loans, and $51 million in 2009 of which $36 million corresponded to impaired loans in 2009. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(9)	Average stockholders’ equity and total average assets calculated on the basis of unaudited daily average balances.
(10)	Leverage ratio is the ratio of total assets to stockholders’ equity.
(11)	Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.
(12)	Total capital refers to Tier 1 capital plus Tier 2 capital, based on Basel I capital adequacy guidelines. Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk, or the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings and fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce an available funds shortage as a result of which the Bank would not be able to repay its obligations as they become due.

As of December 31, 2012, approximately 24% of the Bank’s funding represents short-term borrowings from international private banks, the majority of which are European and North American institutions, which compete with the Bank in its credit extension activity. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced in the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime crisis in the United States and then followed by the credit crisis, and in the ongoing European sovereign debt crisis. As of December 31, 2012, the Bank had extended loans in Spain of approximately $10 million. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2012, approximately 38% of the Bank’s total deposits represented deposits from state-owned banks, 37% of the Bank’s total deposits represented deposits from central banks, and 16% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions.

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

See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

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

The Bank’s credit portfolio may decrease or may not continue to grow at the present rate or at a similar rate. Additionally, growth in the Bank’s credit portfolio may expose the Bank to an increase in allowance for loan losses.

It is difficult to predict whether the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow in the future at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio. Additionally, the future expansion of Bladex’s credit portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in credit risk reserves, which could negatively impact the Bank’s operating results and financial position. Non-performing or low credit quality loans can negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total loan portfolio. In particular, the amount of its reported non-performing loans may increase in the future as a result of growth in its loan portfolio, including as a result of loan portfolios that the Bank may acquire in the future, or factors beyond the Bank’s control, such as the impact of economies trends and political events affecting the Region, events affecting certain industries or events affecting financial markets and global economies.

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

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend continued accelerating in 2011 and 2012 as the credit crisis led to numerous mergers and asset acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases.

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

The Bank’s businesses rely heavily on data collection, management and processing, and information systems, the failure of which could have a material adverse effect on the Bank, including the effectiveness of the Bank’s risk management and internal control systems.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, the Bank’s risk management and internal control systems, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection, management and processing system, it may be materially and adversely affected.

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures (including failure to update systems), viruses, computer “hackers” or other causes. The Bank’s ability to remain competitive depends in part on its ability to upgrade its information technology on a timely and cost-effective basis. The Bank continually makes investments and improvements in its information technology infrastructure in order to remain competitive. In the future, the Bank may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of its information technology infrastructure. Any failure to effectively improve or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on the Bank.

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

Panamanian laws and regulations, including future government restrictions on interest rates or changes in reserves, may have a material adverse effect on the Bank.

The Bank is subject to extensive laws and regulations regarding the Bank organization, operations, lending and funding activities, capitalization and other matters. In September 2010, the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, proposed comprehensive changes to the capital adequacy framework, known as Basel III. On December 16, 2010 and January 13, 2011, the Basel Committee issued its final guidance on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá), or the Superintendency, is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties.

Legislation regarding the financial services industry may subject the Bank to significant and extensive regulation, which may have an impact on the Bank’s operations.

On July 21, 2010, the Dodd-Frank Act, was signed into law in the United States. The Dodd-Frank Act is intended primarily to overhaul the financial regulatory framework in the United States following the global financial crisis and may impact substantially all financial institutions including the Bank. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion. The Bank is closely monitoring this rulemaking process, and analyzing, the impact of new rules on the Bank’s business. For example, the provisions of the Dodd-Frank Act generally known as the “Volcker Rule” are designed to restrict banking entities’ proprietary trading and private fund investment activities. The Volcker Rule is subject to final rule-making and interpretation, including with respect to the scope of its applicability to activities outside of the United States, and the impact of the rule on the Bank’s business operations is still not completely certain.

The Bank, as a foreign financial institution (FFI), will be subject to provisions of the U.S. Foreign Account Tax Compliance Act (FATCA). Pursuant to this legislation, the Bank will enter into an agreement with the Internal Revenue Service (IRS) directly or indirectly through an intergovernmental agreement, which will require the Bank to identify U.S. accounts, report certain information regarding the U.S. accounts to the IRS and withhold a 30% tax on “pass-thru payments” made to non-participating FFIs or accountholders that fail to provide requested information.

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

The Bank’s credit activities are concentrated in a number of countries. Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2012, approximately 67% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,842 million, or 30%), Peru ($844 million, or 14%), Mexico ($547 million, or 9%), Colombia ($488 million, or 8%), and Panama ($390 million, or 6%).

In addition, as of December 31, 2012, of the Bank’s total credit portfolio balances, 8% were to five borrowers in Brazil, 8% were to five borrowers in Peru, 2% were to five borrowers in Mexico, 4% were to five borrowers in Colombia, and 4% were to five borrowers in Panama. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

See Item 4.B. “Information on the Company—Business Overview—Developments During 2012”.

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

The Bank was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a supranational organization to increase the Region’s foreign trade financing capacity. The Bank was constituted in 1978 as a corporation pursuant to the laws of Panama and commenced operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities. Under Contract No. 103-78 signed between Panama and the Bank, the Bank was granted certain privileges by the government of Panama, including an exemption from payment of income taxes in Panama.

On June 17, 2009, the Bank changed its name from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.,” although it continues to operate under the commercial name of “Bladex.”

The Bank offers its services through its head office and its subsidiaries in Panama City, its subsidiaries and offices in New York City, including its agency, or the New York Agency, and Bladex Asset Management Inc., or Bladex Asset Management, its subsidiaries in Brazil and the Cayman Islands, its international administrative office in Miami, or the Florida Administrative Office, and its representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru and in Bogotá, Colombia, as well as through a worldwide network of correspondent banks. Bladex’s shares of Class E common stock are listed on the New York Stock Exchange, or NYSE, under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representação Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

Bladex Holdings Inc., Bladex Holdings, incorporated under the laws of the State of Delaware on May 30, 2000, is a wholly owned subsidiary of Bladex Head Office and, exercises control over Bladex Asset Management.

Bladex Asset Management, incorporated on May 24, 2006 under the laws of the State of Delaware, serves as investment manager for Bladex Offshore Feeder Fund, or the Feeder, and Bladex Capital Growth Fund, or the Fund, both of which are registered with the Cayman Islands Monetary Authority, or CIMA, under the Mutual Funds Law of the Cayman Islands. On September 8, 2009, Bladex Asset Management was registered as a foreign entity in the Republic of Panama, to permit the establishment of a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management in the United States. On February 23, 2012 Bladex Asset Management was registered with the United States Securities and Exchange Commission, or SEC as an Investment Adviser.

Bladex Head Office is a member of BCG PA LLC, or BCG, a company incorporated under the laws of the State of Delaware, and owns a 50% interest in BCG.

Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings owns the remaining 1%. Bladex Investimentos Ltda. has invested substantially all of its assets in Bladex Latam Fundo de Investimento Multimercado, or the Brazilian Fund, which was incorporated under the laws of Brazil on July 26, 2011.

The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. The Brazilian Fund is registered with the Brazilian Securities Commission, or CVM. This fund is a variable interest entity, or VIE, and has been consolidated in the consolidated financial statements. As of December 31, 2012, Bladex Investimentos Ltda. holds 82.90% of the Brazilian Fund’s net asset value.

BLX Brazil Ltd. was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.8% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda., or BAM Brazil, and Bladex Asset Management owns the remaining 0.0001% . BAM Brazil was incorporated under the laws of Brazil on January 6, 2011 and provides investment advisory services to the Brazilian Fund.

Clavex LLC, a former subsidiary of Bladex Holdings, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. Clavex S.A., a former subsidiary of Bladex Head Office, was dissolved on August 30, 2011, and its net assets were transferred to Bladex Head Office.

On April 2, 2013, Bladex announced the finalization of its definitive agreement for the sale of its Asset Management Unit. The Asset Management Unit is being sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority-owned by former members of the Asset Management Unit’s executive team. A subsidiary of XL Group plc (NYSE: XL) will acquire a minority equity stake in Alpha4X as part of the sale. Bladex will continue to invest in the fund under Alpha 4X’s management in its role as anchor investor for a period of up to three years with revenue-sharing rights. As part of the agreement, a subsidiary of XL will also become an anchor investor in the fund under Alpha4X’s management. Following the completion of the divestiture of the Asset Management Unit, BLX Brazil Ltd and Bladex Asset Management Brazil – Gestora de Recursos Ltda., will be transferred to Alpha4X and Bladex Asset Management and BCG PA, LLC, will be dissolved. The divestiture is expected to be completed in the second quarter of 2013.

On June, 2012, The Bank’s headquarters office were relocated to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Panama, and its telephone number is + (507) 210-8500.

The Bank’s financial statements are prepared in accordance with U.S. GAAP.

See Item 18. “Financial Statements,” notes 1 and 2(a).

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

Bladex intermediates in the financial and capital markets throughout the Region, through two business segments.

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities generated by the commercial portfolio. The division’s portfolio includes loan portfolio, selected deposits placed, equity investments, customer liabilities under acceptances and contingencies (including confirmed and stand-by letters of credit and guarantees covering commercial risk, credit commitments). The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing, and other fee-based services, such as electronic clearing services.

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with its investment securities activities, including management of the Bank’s interest rate, liquidity, price and currency risks. The Division manages the Bank’s liquidity balance, trading assets, securities available-for-sale, securities held-to-maturity, and the Bank’s investments in the Investment Funds, see “—Investment Fund” below for a detailed discussion. Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining some exceptions on U.S. dollars convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains its focus both on trade finance and its Class A shareholders, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

The Asset Management Unit, which was comprised of the Bank’s interests in BAM Brazil, BCG, BLX Brazil Ltd. and Bladex Asset Management, was responsible for the Bank’s asset management activities, including its investments in the Investment Fund and the Brazilian Fund. The Asset Management Unit has been reported as a discontinued operation as of December 31, 2012, following the Bank’s decision to divest the operations of this Unit in the fourth quarter of 2012. A definitive agreement to sell the Asset Management Unit was announced on April 2, 2013.

As of December 31, 2012, the Bank had 63 employees, or 32% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2012

The macroeconomic environment in the Region faced major challenges in 2012, such as the ability to sustain economic growth against a backdrop of global downturn, partly due to increased downside risks in the European economy as a result of high debt levels and weak economic growth (with some countries showing economic contractions), increased downside risks in the Chinese economy, and the looming deadline in the U.S. to reach a deal to steer away from the “fiscal cliff”.  While some economies saw a slowdown in growth during the year the prudent handling of economic policies in the countries allowed the Region to continue seeing positive growth, without any significant adverse impact on other fiscal and monetary stability indicators.

Despite the dampening in global economic growth, particularly in large economies such as Europe and China, and a slight upturn in other major economies such as the U.S. and Japan, exports grew by 2% in the Region in 2012 according to “Economic Commission for Latin America”, while maintaining a trend towards greater diversification, supported by a steady inflow of foreign direct investment that grew nearly 8% year-over-year. Despite lower growth in 2012, compared to 2011, the Region also benefited from the demand from China and other emerging countries for raw materials. Although GDP growth was more moderate in 2012 than in 2011, in response to a less favorable world economic environment, the Region as a whole continued to improve its fiscal and solvency indicators, improving its global position in the face of greater international economic uncertainty.

These developments were reflected in the gradual improvement in the international ratings of some countries in the Region, such as Bolivia, Chile, Ecuador, Panama, Peru, and Uruguay, with a generally higher investment grade in the Region.  In this environment, the Bank has developed even further its capacity to support both international and inter-regional trade, which has resulted in its highest-ever geographic diversification of credit placements and a downward trend in systemic risk related to these placements throughout the period.

The Bank continued to build on its fundamental strengths to achieve favorable results in 2012, notwithstanding an environment of heightened volatility and uncertainty resulting in generally more subdued growth in the economies throughout the Latin American Region and the rest of the world. In line with its long-standing prudent approach to doing business, the Bank maintained solid levels of liquidity, capital, and improved credit quality throughout the year, while continuing to strengthen its funding structure by way of benchmark bond issuances, taking advantage of a favorable reception in capital markets towards Latin American risk.

The Bank financial results continued to strengthen in 2012, mainly as the result of growth and increased profitability in the Commercial Division. Net income attributable to the Bank reached $93.0 million in 2012, compared to $83.2 million in 2011. The $9.8 million, or 12%, increase was the result of improved performance in core financial intermediation activity, partially offset by lower contributions from investment activities in the Treasury Division. Additional reasons for the increase include contributions from the non-core activities of the Asset Management Unit (presented as a discontinued operation as of December 31, 2012), and extraordinary items, including a $5.6 million gain on the sale of premises and equipment associated with the relocation of the Bank’s headquarters.

The Bank’s commercial portfolio grew by 11% during 2012, amounting to $5,953 million as of December 31, 2012, compared to $5,354 million as of December 31, 2011, as a result of higher growth and diversification from the Bank’s established client base of corporations (which grew by 19%) and middle-market segment (which grew by 57%), offset by a small decrease in the financial institutions (which decrease by 6%).

The credit quality of the Bank’s portfolio continued to improve, with a non-accrual balance of zero at year-end, compared to $32 million, or 0.6% of total loan portfolio as of December 31, 2011. The ratio of allowance for credit losses to the Bank’s commercial portfolio stood at 1.3% as of December 31, 2012, compared to 1.8% as of December 31, 2011. The Bank’s Tier 1 capitalization stood at 17.9% as of December 31, 2012, with leverage at 8.2 times, as the Bank continued to deploy capital towards business growth, compared with 18.6% of Tier 1 capital and 8.4 times, as of December 31, 2011.

The Bank’s efficiency ratio stood at 42% for the year 2012, compared to 36% for the year 2011, mainly as a result of a $5.7 million, or 11% increase in operating expenses. The Commercial Division’s 32% increase in operating revenues, over the year, more than offset the impact of lower revenue contributions from the Treasury Division. The increase in operating expenses was attributable to increases in salaries and other employee expenses related to increased headcount in the Commercial and Risk Departments, severance payments associated with executive officers, and other operating expenses associated with the relocation of the Bank’s headquarters.

Liquidity remained strong at $690 million as of December 31, 2012, compared to $786 million as of December 31, 2011, as the Bank maintained prudent liquidity management by increasing its liquidity position in response to volatility in the markets. Liquid asset to total assets ratio stood at 10.2% as of December 31, 2012 compared to 12.4% as of December 31, 2011.

On October 16, 2012, the Bank’s Board of Directors, or the Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.25 to $0.30 per share pertaining to the third quarter of 2012. This 20% increase in quarterly dividends reaffirmed the Bank’s commitment to a dividend payout that reflects the Bank’s growing core business.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Net Income Attributable to Bladex” and Item 18, “Financial Statements,” note 26.

Strategies for 2013 and Subsequent Years

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

Enhance current products and services by providing relevant sector-specific solutions in the Region

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

Increase the range of products and services that the Bank offers

Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is strongly positioned to strategically identify key additional products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of the trade in the Region. This support the Bank’s ongoing strategy to develop new products and services, such as factoring and vendor finance, debt intermediation in primary and secondary markets, and structure financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

The Bank’s management believes that the Bank is well positioned to comply with its mission to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders.

Lending Policies

The Bank extends credit directly to banks, corporations and middle market companies within the Region. The Bank finances import and export transactions for all types of goods and products, with the exception of articles such as weapons, ammunition, military equipment, hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers in the light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

Due to the nature of trade finance, the Bank’s loans generally are unsecured. However, in certain instances, based upon the Bank’s credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved may require that a loan be secured by pledged deposits and other type of collateral.

Country Credit Limits

The Bank maintains a continuous review of each country's risk profile evolution, supporting its analysis with various factors, both quantitative and qualitative, the main driving factors of which include: the evolution of macroeconomic policies (fiscal, monetary, and exchange rate policy), fiscal and external performance, price stability, level of liquidity in foreign currency, changes of legal and institutional framework, as well as material social and political events, among others, including industry analysis relevant to Bladex business activities.

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Risk Policy and Assessment Committee, or the CPER, of the Board approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least once a year by the CPER and more often if necessary. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

The amount of capital allocated to a transaction is based on customer type (sovereign, state-owned or private, middle-market companies, corporate or financial institution), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from one to 180 days, 181 days to a year, between one and three years, or longer than three years). Capital utilizations by the business units cannot exceed the Bank’s reported stockholders’ equity.

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 58% of such credit as of December 31, 2012. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see Item 4.B. “Information on the Company—Business Overview—Regulations—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2012, the legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $207 million, and for financial institutions and financial groups amounted to $248 million. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2012, the Bank was in full compliance with all regulatory limits. See Item 4.B, “Information on the Company—Business Overview—Regulations—Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the commercial portfolio and investment securities portfolio, increased to $6,170 million as of December 31, 2012, from $5,814 million as of December 31, 2011, and from $4,884 million as of December 31, 2010. The $356 million, or 6%, credit portfolio increase during 2012 was largely attributable to increased demand from the Bank’s established client base of corporations ($302 million, or 11%), and middle-market companies ($257 million, or 57%) segments, partially offset by a decreased of $203 million, or 8%, in the financial institutions segment.

Commercial Portfolio

The commercial portfolio includes the loan portfolio, selected deposits placed, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit and guarantees covering commercial risk and credit commitments).

The Bank’s commercial portfolio increased to $5,953 million as of December 31, 2012, a 11% increase from $5,354 million as of December 31, 2011, a 34% increase from $4,446 million as of December 31, 2010. The increase in 2012 was largely attributable to growing demand in the Bank’s corporate client base (which grew by $478 million, or 19%), the Bank’s continued diversification into the middle-market segment (which grew by $257 million, or 57%), offset by a decrease in the financial institutions segment (by $136 million, or 6%).

As of December 31, 2012, 61% of the Bank’s commercial portfolio represented trade-related credits, and the remaining balance consisted primarily of lending to banks and corporations. The corporations segment represented 49% of the total commercial portfolio, of which 66% represented trade financing. The middle-market companies segment represented 12% of the total commercial portfolio, of which 70% represented trade financing.

The following table sets forth the distribution of the Bank’s commercial portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2012	%	2011(1)%		2010(2)%		2009(3)%		2008	%
	(in $ million, except percentages)
Loans	$5,716	96.0	$4,960	92.6	$4,064	91.4	$2,779	89.4	$2,619	85.5
Selected deposits placed	0	0.0	30	0.6	0	0.0	0	0.0	0	0.0
Contingencies and other assets	237	4.0	364	6.8	382	8.6	331	10.6	444	14.5
Total	$5,953	100.0	$5,354	100.0	$4,446	100.0	$3,110	100.0	$3,062	100.0

(1)	Includes non-accrual loans for $32 million as of December 31, 2011.
(2)	Includes non-accrual loans for $29 million as of December 31, 2010.
(3)	Includes non-accrual loans for $51 million as of December 31, 2009.

Loan Portfolio

As of December 31, 2012, the Bank’s total loans amounted to $5,716 million, compared to $4,960 million as of December 31, 2011 and compared to $4,064 million as of December 31, 2010. As of December 31, 2012, 76% of the Bank’s loans were scheduled to mature within one year.

As of December 31, 2012, the Bank had no non-accrual loans. As of December 31, 2011 and 2010, the Bank had non-accrual loans for $32 million (or 0.65% of loan portfolio) and $29 million (0.71% of loan portfolio), respectively.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects-Operating Results—Changes in Financial Condition” and “Operating and Financial Review and Prospects—-Operating Results—Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 8 and note 9.

For more information about non-accrual loans, see Item 18 “Financial Statements,” note 8.

Loans by Country Risk

The following table sets forth the distribution of the Bank’s loans by country risk at the dates indicated:

	As of December 31,
	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans
	(in $ million, except percentages)
Argentina	$222	3.9	$390	7.9	$237	5.8	$73	2.6	$151	5.8
Belgium	31	0.5	0	0.0	0	0.0	0	0.0	0	0.0
Brazil (1)	1,773	31.0	1,852	37.3	1,583	38.9	1,335	48.0	1,289	49.2
Chile	310	5.4	376	7.6	328	8.1	258	9.3	8	0.3
Colombia	450	7.9	734	14.8	585	14.4	200	7.2	285	10.9
Costa Rica	197	3.4	109	2.2	88	2.2	83	3.0	55	2.1
Dominican Republic	111	1.9	118	2.4	135	3.3	31	1.1	48	1.8
Ecuador	174	3.0	22	0.4	18	0.4	23	0.8	36	1.4
El Salvador	66	1.2	21	0.4	39	1.0	41	1.5	76	2.9
France	60	1.0	0	0.0	0	0.0	0	0.0	0	0.0
Germany	0	0.0	5	0.1	0	0.0	0	0.0	0	0.0
Guatemala	273	4.8	161	3.2	92	2.3	74	2.7	61	2.3
Honduras	71	1.2	46	0.9	38	0.9	23	0.8	45	1.7
Jamaica	10	0.2	2	0.0	64	1.6	31	1.1	15	0.6
Mexico (2)	496	8.7	416	8.4	404	9.9	302	10.9	380	14.5
Netherlands	77	1.4	20	0.4	0	0.0	0	0.0	0	0.0
Nicaragua	10	0.2	10	0.2	0	0.0	1	0.0	4	0.2
Panama	277	4.8	119	2.4	47	1.2	41	1.5	47	1.8
Paraguay	27	0.5	30	0.6	0	0.0	0	0.0	0	0.0
Peru	841	14.7	342	6.9	343	8.4	161	5.8	50	1.9
Spain	10	0.2	0	0.0	0	0.0	0	0.0	0	0.0
Trinidad & Tobago	119	2.1	76	1.5	63	1.6	72	2.6	23	0.9
United States	3	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Uruguay	109	1.9	110	2.2	0	0.0	30	1.1	45	1.7
Total	$5,716	100.0	$4,960	100.0	$4,064	100.0	$2,779	100.0	$2,619	100.0

(1)	Includes non-accrual loans in Brazil of $1 million in 2010 and $7 million in 2009.
(2)	Includes non-accrual loans in Mexico of $32 million in 2011, $28 million in 2010 and $44 million in 2009.

As of December 31, 2012, the loans extended in European countries represented $177 million or 3.1% of total loan portfolio, compared to $25 million or 0.5% as of December 31, 2011. Of total loans granted in 2012 to European countries, $87 million corresponded to corporations in the Netherlands ($77 million, or 1.4% of the total loan portfolio), and Spain ($10 million, or 0.2%), and $90 million corresponded to financial institutions in France ($60 million, or 1%) and Belgium ($31 million, or 0.5%).

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans	2008	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,776	31.1	$1,716	34.6	$1,381	34.0	$875	31.5	$577	22.0
State-owned commercial banks	416	7.3	448	9.0	320	7.9	334	12.0	322	12.3
Central banks	0	0.0	0	0.0	0	0.0	0	0.0	25	1.0
Sovereign debt	100	1.8	27	0.5	54	1.3	96	3.4	67	2.6
State-owned exporting organizations	539	9.4	233	4.7	312	7.7	193	7.0	50	1.9
Private middle-market companies (1)	682	11.9	446	9.0	225	5.5	129	4.6	0	0.0
Private corporations (2)	2,203	38.5	2,090	42.1	1,772	43.6	1,153	41.5	1,577	60.2
Total (3)	$5,716	100.0	$4,960	100.0	$4,064	100.0	$2,779	100.0	$2,619	100.0

(1)	In 2012, 43% of loans to private middle-market companies correspond to the industrial sector, 24% of loans correspond to the agricultural sector, and 5% correspond to oil and petroleum and derived products.
(2)	In 2012, 37% of loans to private corporations correspond to the industrial sector, 31% of loans correspond to the agricultural sector, 16% of loans correspond to oil and petroleum derived products, and 1% of loans correspond to the mining sector.
(3)	Includes $32 million, $29 million and $51 million in non-accrual loans in 2011, 2010 and 2009, respectively.

The Bank did not have any exposure to European sovereign debt, as of December 31, 2012 and December 31, 2011.

As of December 31, 2012, the Bank’s loan portfolio amounted to $5,716 million, an increase of $756 million, or 15%, from $4,960 million, as of December 31, 2011. The increase resulted from improved conditions in the Latin American financial market and increased demand for the Bank’s lending products. As of December 31, 2012, 18% of the Bank’s $3,423 million loan exposure to private corporations, state-owned exporting organizations and private middle-market companies was concentrated in the oil & gas industry in countries such as Brazil, Chile, Trinidad & Tobago, Uruguay, the Netherlands, Argentina, Dominican Republic, Colombia and Guatemala.

Maturities and Sensitivities of the Loan Portfolio

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2012, by type of rate and type of borrower:

	As of December 31, 2012
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years (1)	Total
FIXED RATE
Private sector commercial banks and financial institutions	$955	$0	$0	$955
State-owned commercial banks	374	0	0	374
Sovereign debt	100	0	0	100
State-owned exporting organizations	324	0	0	324
Private middle-market companies	420	3	0	423
Private corporations	1,069	38	0	1,107
Sub-total	$3,242	$41	$0	$3,283
FLOATING RATE
Private sector commercial banks and financial institutions	$470	$351	$0	$821
State-owned commercial banks	22	20	0	42
Sovereign debt	0	0	0	0
State-owned exporting organizations	10	205	0	215
Private middle-market companies	165	94	0	259
Private corporations	436	660	0	1,096
Sub-total	$1,104	$1,329	$0	$2,433
Total	$4,346	$1,370	$0	$5,716
(1)	The Bank’s loan portfolio on private corporations matures no later than the year 2018.

Contingencies and Other Assets

The Bank’s contingencies and other assets included in the commercial portfolio consist of selected financial instruments with off-balance sheet credit risk, customer liabilities under acceptances, equity investment, guarantees covering commercial risk and credit commitments.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to lend to a customer.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. As of December 31, 2012, total contingencies and other assets in the commercial portfolio amounted to $237 million (4% of the total commercial portfolio), of which 56% corresponded to letters of credit, mainly in Ecuador.

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

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2012		2011		2010
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Customers’ liabilities under acceptances	$1	0.5	$1	0.3	$27	7.1
Contingencies
Bolivia	1	0.3	1	0.3	0	0.0
Brazil	24	10.0	41	11.3	67	17.4
Chile	6	2.6	12	3.4	0	0.0
Colombia	9	3.8	2	0.7	0	0.0
Costa Rica	1	0.4	12	3.2	32	8.4
Dominican Republic	2	0.6	2	0.4	0	0.0
Ecuador	80	33.6	215	59.1	121	31.7
El Salvador	1	0.3	2	0.6	0	0.0
Guatemala	0	0.1	1	0.1	1	0.4
Honduras	1	0.2	0	0.1	0	0.1
Jamaica	0	0.0	0	0.1	0	0.0
Mexico	28	11.9	16	4.4	53	13.8
Panama	58	24.6	2	0.5	1	0.3
Peru	3	1.2	2	0.7	0	0.0
Spain	0	0.0	10	2.7	0	0.0
Switzerland	0	0.0	1	0.1	1	0.1
United States	0	0.0	22	6.0	0	0.0
Venezuela	23	9.8	22	6.0	78	20.5
Total Contingencies	$236	99.5	$363	99.7	$355	92.9
Total Contingencies and Other Assets	$237	100.0	$364	100.0	$382	100.0

See Item 18, “Financial Statements,” note 19.

Investment Securities Portfolio

The Bank’s investment securities portfolio consists of debt securities available-for-sale, securities held-to-maturity and some trading assets, and excludes the Bank’s investments in the Investment Funds.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its assets (mainly its investment securities) and liabilities management activities.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.

	As of December 31,
	2012	2011	2010
	(in $ millions)
Treasury trading assets (1)	0	17	50
Securities available-for-sale	183	416	353
Securities held-to-maturity	34	27	33
Total investment securities	$217	$460	$437
(1)	The Treasury trading assets as of December 31, 2012 and 2011 does not include trading assets related to the Brazilian Fund ($5 million and $3 million ), respectively which are shown of the trading assets on the consolidated information of the Bank’s balance sheet.

Trading assets

As of December 31, 2012, the Bank’s treasury trading assets amounted to nil, compared to $17 million as of December 31, 2011, and compared to $50 million as of December 31, 2010. See Item 18, “Financial Statements”, notes 2(i) and 5.

Securities available-for-sale

As of December 31, 2012, the Bank’s securities available-for-sale amounted to $183 million and consisted of investments with issuers in the Region, of which 47% corresponded to sovereign borrowers, and 14% corresponded to private corporations and banks. The $233 million decrease in the securities available-for-sale portfolio during 2012 compared to 2011 reflects the net effect of: (i) $40.0 million on investment securities acquired during 2012, (ii) the sale of $254.8 million in book value ($239.6 million in nominal value) which generated gains of $6.0 million during 2012, (iii) redemption of $15.3 million of investment securities, iv) a $0.3 million variance of fair value of the available for sale securities portfolio, and (v) a $3.0 million decrease in amortization of premiums and discounts.

As of December 31, 2011, the Bank’s securities available-for-sale amounted to $416 million and consisted of investments with issuers in the Region, of which 79% corresponded to sovereign borrowers, and 21% corresponded to private corporations and banks. The $63 million increase in the securities available-for-sale portfolio during 2011 compared to 2010 reflects the net effect of: (i) $364.9 million on investment securities acquired during 2011, (ii) the sale of $264.9 million in book value ($243.6 million in nominal value) which generated net gains of $3.4 million during 2011, (iii) redemption of $19.4 million of investment securities, (iv) a $10.7 million variance of fair value of the available for sale securities portfolio, and (v) a $6.7 million decrease in amortization of premiums and discounts.

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

Securities held-to-maturity

The held-to-maturity portfolio amounted to $34 million as of December 31, 2012, compared to $27 million as of December 31, 2011, and compared to $33 million as of December 31, 2010.

See Item 18, “Financial Statements,” notes 2 (j) and 6.

Investment Securities portfolio by Country Risk

The following table sets forth the distribution of the Bank’s investment securities portfolio (treasury trading assets, securities available-for-sale and securities held-to-maturity) by country risk at the dates indicated:

	2012		2011		2010
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	44	20.5	91	19.7	93	21.3
Chile	3	1.4	0	0.0	28	6.3
Colombia	29	13.5	102	22.1	120	27.4
Costa Rica	0	0.0	0	0.0	5	1.2
Dominican Republic	0	0.0	0	0.0	3	0.7
El Salvador	0	0.0	0	0.0	16	3.6
Guatemala	0	0.0	5	1.2	11	2.5
Mexico	22	10.3	65	14.2	48	11.0
Panama	54	25.0	58	12.6	49	11.3
Peru	1	0.3	41	8.9	0	0.0
Multilateral Organizations	63	29.0	98	21.3	65	14.8
Total	$217	100.0	$460	100.0	437	100.0

Investment Fund

The Investment Fund, consists of the Bank’s investment in the Fund’s assets and liabilities and is managed by a third party following the divestiture of the Bladex Asset Management Unit.

The Fund’s net assets are composed of cash, investment in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets. The Fund reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

As of December 31, 2012, the Fund’s net asset value totaled $106 million, compared to $120 million as of December 31, 2011, and compared to $167 million as of December 31, 2010, of which the minority interest in the investment fund amounted to $3 million, $6 million, and $19 million, respectively. The Bank’s ownership of the Feeder was 98.06% as of December 31, 2012, 95.84% as of December 31, 2011, and 88.67% as of December 31, 2010, with the remaining balances owned by third party investors.

During 2012, the Bank redeemed $15 million from its investment in the Fund, and redeemed $50 million in 2011.

Following the announcement of the definitive agreement to sale the Bank’s Asset Management unit, on April 2, 2013, the Bank expects to redeemed its investment by $34 million.

See Item 18, “Financial Statements,” notes 1, 2(e), 2(k), 7, and 23.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, trading assets, investment securities, loans, Investment Fund outstandings and accrued interest receivable, but not including contingencies as of December 31 of each year:

	As of December 31,
	2012		2011		2010

	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$225	3.3	$392	6.1	$239	4.7
Brazil	1,837	27.1	1,962	30.5	1,689	32.9
Chile	313	4.6	377	5.9	367	7.1
Colombia	482	7.1	843	13.1	711	13.8
Costa Rica	199	2.9	110	1.7	93	1.8
Dominican Republic	112	1.6	149	2.3	139	2.7
Ecuador	174	2.6	22	0.3	18	0.4
El Salvador	66	1.0	21	0.3	55	1.1
France	60	0.9	1	0.0	11	0.2
Germany	0	0.0	7	0.1	0	0.0
Guatemala	274	4.0	168	2.6	104	2.0
Honduras	71	1.0	46	0.7	38	0.7
Jamaica	10	0.1	2	0.0	65	1.3
Japan	20	0.3	11	0.2	62	1.2
Mexico	523	7.7	484	7.5	457	8.9
Netherlands	77	1.1	20	0.3	0	0.0
Panama	333	4.9	181	2.8	98	1.9
Peru	846	12.5	386	6.0	346	6.7
Switzerland	0	0.0	0	0.0	32	0.6
Trinidad & Tobago	120	1.8	77	1.2	63	1.2
United Kingdom	2	0.0	1	0.0	1	0.0
United States	681	10.0	779	12.1	297	5.8
Uruguay	109	1.6	110	1.7	0	0.0
Multilateral Organization	64	0.9	99	1.5	65	1.3
Other countries (1)	78	1.1	55	0.9	20	0.4
Sub-Total	$6,678	98.4	$6,304	98.1	$4,969	96.7
Investment Fund (2)	111	1.6	120	1.9	167	3.3
Total (3)	$6,789	100.0	$6,425	100.0	$5,136	100.0
(1)	Other countries consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. Other countries in 2012 was comprised of $31 million in Belgium, $27 million in Paraguay, $10 million in Nicaragua and $10 million in Spain. Other countries in 2011 was comprised of $31 million in Paraguay, $10 million in Nicaragua, $10 million in China, and $4 million in Spain. Other countries in 2010 was comprised of $20 million in Finland. The balances in Investment Fund represent the participation of the Feeder in the net asset value of the Fund, as well as trading assets of the Brazilian Fund.
(2)	The outstandings by country does not include contingencies. See Item 4.B, “Business Overview—Contingencies and Other Assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis.

The composition of the outstandings per country portfolio has increased over the last three years. Some exposures in certain countries have been adjusted in accordance with the Bank’s risk perception.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2012	2011	2010
		(in $ million)
Private sector commercial banks and financial institutions	$1,828	$1,823	$1,560
State-owned commercial banks	424	505	403
Central banks	653	761	265
Sovereign debt	203	238	307
State-owned exporting organizations	623	383	355
Private middle-market companies	727	449	227
Private corporations	2,218	2,146	1,852
Sub-Total	$6,678	$6,304	$4,969
Investment fund (1)	111	120	167
Total	$6,789	$6,425	$5,136
(1)	The balances in Investment Fund represent the participation of the Feeder in the net asset value of the Fund, as well as trading assets of the Brazilian Fund.

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

	For the year ended December 31,
	2012	2011	2010
	(in $ million)
Argentina	$10.3	$8.4	$4.9
Bolivia	0.1	0.0	0.0
Brazil	40.5	37.5	28.6
Chile	3.8	3.5	2.9
Colombia	9.3	12.0	5.1
Costa Rica	3.9	1.9	2.0
Dominican Republic	2.5	2.8	1.3
Ecuador	5.9	5.8	4.1
El Salvador	0.6	0.5	0.8
Guatemala	3.4	0.8	1.4
Honduras	1.7	1.8	1.4
Jamaica	1.3	1.4	1.1
Mexico	16.6	18.8	15.7
Nicaragua	0.3	0.0	0.0
Panama	2.2	2.5	1.6
Paraguay	0.8	0.4	0.0
Peru	12.2	8.7	5.0
Trinidad and Tobago	1.6	1.7	1.3
Uruguay	1.7	1.3	0.5
Venezuela	1.5	2.6	4.6
Other countries(1)	3.4	4.6	2.0
Investment Funds	8.3	21.6	(7.7)
Total net revenues	$131.8	$138.8	$76.8
Reversal (provision) for credit losses	12.4	(4.4)	4.8
Recoveries, net of impairment of assets	0.0	(0.1)	0.2
Operating expenses	(55.8)	(50.1)	(42.2)
Net income – Business Segments	$88.4	$84.3	$39.6
Net income (loss) attributable to the redeemable non-controlling interest	0.3	0.7	(2.4)
Net income attributable to Bladex – Business Segments	$88.1	$83.6	$42.0
Other income unallocated—Gain on sale of premises and equipment	5.6	0.0	0.0
Net income (loss) from discontinued operations	(0.7)	(0.4)	0.2
Net income attributable to Bladex	$93.0	$83.6	$42.0

(1) Other countries consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The table above provides a reconciliation of the net revenues (as defined previously) to the Bank’s net income. Net revenues do not include the effects of reversals (provisions) for credit losses, recoveries on assets, net of impairments, operating expenses, the income (loss) attributable to the redeemable non-controlling interest, other income unallocated—gain on sale of premises and equipment, and net income (loss) from discontinued operations. The objective of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s Commercial and Treasury Division, on a by-country basis. Given that the Bank’s business segments generate revenues not only from net interest income, but from other sources including fees and commissions, gains and losses on investments and derivative financial instruments, which form part of other income rather than net interest income, the Bank adds those amounts to net interest income to show net revenues earned before operating expenses. Reversals (provisions) for credit losses, and recoveries, net of impairment of assets, are not included as part of net revenues as the Bank believes such amounts, which are based on management estimates, may distort trend analysis. Thus, the Bank believes excluding such amounts from net revenues provides a more accurate and clear indicator of the Bank’s performance within its two business segments for each country, and thus provides a better analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a U.S. GAAP basis. Furthermore, net revenues may be calculated differently by other companies in the financial industry.

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

The Bank also faces competition from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of agility, pricing, and quality of service. See Item 3.D., “Key Information/Risk Factors.”

Regulations

General

The Superintendency regulates, supervises and examines the Bank on a consolidated basis. The New York Agency is regulated, supervised and examined by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, or the U.S. Federal Reserve Board, and the Florida International Administrative Office is regulated, supervised and examined by the Florida Office of Financial Regulation and the U.S. Federal Reserve Board. The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Feeder and the Fund are regulated by the CIMA in the Cayman Islands. The Bank is subject to regulations in each jurisdiction in which the Bank has a physical presence. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 24 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 24 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department or the OCC, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency before opening or closing a branch or office in Panama and obtain approval from the Superintendency before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to carry out the duty of external auditing for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency within 7 days of such designation, (4) a requirement that a bank obtain prior approval from the Superintendency of the rating agency it wishes to hire to perform the risk rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, and (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

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

United States Law

The Bank operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings, which is not engaged in activities other than owning one wholly-owned subsidiary incorporated under the laws of the State of Delaware, Bladex Asset Management, another wholly-owned subsidiary, Clavex LLC, was dissolved on April 7, 2011 and its net assets were transferred to its controlling entity. On October 30, 2006, the Bank established the Florida International Administrative Office in Miami, Florida. On April 16, 2008, the Bank incorporated a direct fifty percent (50%) owned subsidiary in Delaware, BCG PA LLC, which receives the performance allocation of the Fund. See Item 4.A “Information on the Company—History and Development of the Company”.

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

The New York Agency does not engage in retail deposit-taking from persons in the United States. Under the FBSEA, the New York Agency may not obtain Federal Deposit Insurance Corporation, or FDIC, insurance and generally may not accept deposits from persons in the United States, but may accept credit balances incidental to its lawful powers, from persons in the United States, and accept deposits from non-U.S. citizens who are non-U.S. residents, but must inform each customer that the deposits are not insured by the FDIC.

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956, or the BHCA, because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLB Act, a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company”. The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has subsidiaries in the United States, Bladex Holdings, a wholly-owned company incorporated under Delaware law that is not engaged in any activity other than owning Bladex Asset Management, a Delaware corporation and BCG PA LLC, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware.

In addition, pursuant to the Financial Services Regulatory Relief Act of 2006, the SEC and the U.S. Federal Reserve Board finalized Regulation R. Regulation R defines the scope of exceptions provided for in the GLB Act for securities brokerage activities which banks may conduct without registering with the SEC as securities brokers or moving such activities to a broker-dealer affiliate. The “push out” rules exceptions contained in Regulation R enable banks, subject to certain conditions, to continue to conduct securities transactions for customers as part of the bank’s trust and fiduciary, custodial, and deposit “sweep” functions, and to refer customers to a securities broker-dealer pursuant to a networking arrangement with the broker-dealer. The New York Agency is subject to Regulation R with respect to its securities activities.

Certain provisions of the Dodd-Frank Act also require regulatory agencies, including the SEC, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act. The Bank is closely monitoring this rulemaking process and analyzing the exact impact of the new rules on the Bank’s business. The Bank will continue to monitor all relevant developments and rulemaking initiatives, and expects to successfully implement any new applicable legislative and regulatory requirements.

Finally, under the regulations of the Office of Foreign Asset Control, or OFAC, the Bank is required to monitor and block transactions with certain “specially designated nationals” which OFAC has determined pose a risk to U.S. national security.

New York State Law

The New York Agency, established in 1989, is licensed by the Superintendent of Financial Services of the State of New York, or the Superintendent, under the New York Banking Law. The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the U.S. Federal Reserve Board. The New York Agency is examined by the Department of Financial Services and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to capital requirements and deposit-taking activities.

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2012, the New York Agency maintained a pledge deposit with a carrying value of $3.0 million with the New York State Department of Financial Services, complying with the minimum required amount.

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

Pursuant to Florida law, the Florida International Administrative Office is authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments. Under the provisions of the Florida Financial Institutions Codes, as well as the IBA and the regulations of the U.S. Federal Reserve Board, the Florida International Administrative Office is also permitted to function as a representative office of the Bank. In this capacity it may solicit new business for the Bank and conduct research. It may also act in a liaison capacity between the Bank and its customers.

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

Cayman Islands Law

The Feeder and the Fund, both incorporated in the Cayman Islands with limited liability on February 21, 2006, and BLX Brazil Ltd., incorporated in the Cayman Islands on October 5, 2010, are exempted companies pursuant to the Companies Law (2012 Revision) of the Cayman Islands, or the Companies Law. The registered office of these companies is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. These companies have received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.

The Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Section 174 of the Companies Law prohibits the Feeder, the Fund and BLX Brazil Ltd. from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of these companies carried on outside the Cayman Islands. This does not prevent the Feeder, the Fund and BLX Brazil Ltd. from executing contracts in the Cayman Islands and exercising in the Cayman Islands all of their powers necessary for the carrying on of their business outside the Cayman Islands.

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

D. Property, Plant and Equipment

The Bank leases its headquarters, with 4,990 square meters of office space located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases 11 square meters of computer equipment hosting, located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, in Panama City, Panama. The Bank also leases, as contingency, 10 square meters of computer equipment hosting, located at Cable & Wireless Howard IDC, Brujas Street (Perimetral Oeste), behind the International Business Park, Arraijan, Panama.

In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey, Mexico, Buenos Aires, Argentina, Lima, Peru, Bogotá, Colombia, Bladex Representação Ltda. in São Paulo and Porto Alegre, Brazil, its New York Agency in New York City, New York, and the Florida International Administrative Office in Miami, Florida. See Item 18, “Financial Statements,” notes 2(q), 10 and 20.

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

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:

	For the Year Ended December 31,

	2012(1)	2011(1)	2010(1)
	(in $ thousand, except per share amounts and percentages)

Total interest income	$192,437	$157,427	$119,478
Total interest expense	87,460	54,717	44,975
Net interest income	104,977	102,710	74,503
Reversal of provision (provision) for loan losses (2)	8,343	(8,841)	(9,091)
Net interest income, after reversal of provision (provision) for loan losses	113,320	93,869	65,412
Other income (expense):
Reversal of provision for losses on off-balance sheet credit risk (2)	4,046	4,448	13,926
Fees and commissions, net	10,021	10,619	9,811
Derivative financial instruments and hedging	71	2,923	(1,446)
Recoveries, net of impairment of assets	0	(57)	233
Net gain (loss) from investment fund trading	7,011	20,314	(7,995)
Net gain (loss) from trading securities	11,234	(6,494)	(3,603)
Net gain on sale of securities available-for-sale	6,030	3,413	2,346
Net gain (loss) on foreign currency exchange	(10,525)	4,269	1,870
Gain on sale of premises and equipment	5,626	0	0
Other income , net	2,986	1,059	1,279
Net other income	36,500	40,494	16,421
Total operating expenses	(55,814)	(50,087)	(42,218)
Net income from continuing operations	94,006	84,276	39,615
Net income (loss) from discontinued operations (1)	(681)	(420)	206
Net income	93,325	83,856	39,821
Net income (loss) attributable to the redeemable noncontrolling interest	293	676	(2,423)
Net income attributable to Bladex	$93,032	$83,180	$42,244
Net income from continuing operations	93,713	83,600	42,038
Net income (loss) from discontinued operations (1)	(681)	(420)	206
Basic earnings per share	$2.46	$2.25	$1.15
Diluted earnings per share	$2.45	$2.24	$1.15
Return on average assets (3)	1.51%	1.46%	0.97%
Return on average stockholders’ equity (4)	11.57%	11.40%	6.21%

(1)	The Asseet Management Unit is reported as a discontinued operation since the Bank decided to divest the operations of this Unit in the fourth quarter of 2012, in accordance with the ASC Topic 250-20 – Presentation of Financial Statements – Discontinued Operations. The amounts reported for the years ended December 31, 2011, 2010, 2009, and 2008 have been reclassified to conform with the presentation of discontinued operations in 2012.
(2)	Includes reversal of provision (provision) loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of provision (provision) credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(3)	Average assets calculated on the basis of unaudited daily average balances.
(4)	Average stockholders’ equity calculated on the basis of unaudited daily average balances.

Business Segment Analysis

The Bank’s activities are operated and managed in two business segments: Commercial and Treasury. The Asset Management segment was discontinued as of December 31, 2012, as a result of its divestiture.

The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systemic basis.

In 2011, the Bank made the following changes in the measurement methods used to determine business segment profit or loss. Current interest expense allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. Current operating expense allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior methodology allocated interest expenses and overhead operating expenses based on the business segments’ average portfolio.

The Bank incorporates net operating income by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income. The following table summarizes net operating income of the Bank, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in $ million, except percentages)
COMMERCIAL DIVISION:
Net interest income	$110.0	$81.7	$54.5
Non-interest operating income	12.2	11.0	10.3
Operating expenses	(38.3)	(34.8)	(28.3)
Net operating income	83.9	57.9	36.5
Reversal (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	4.8
Recoveries, net of impairment of assets	0.0	(0.1)	0.2
NET INCOME ATTRIBUTABLE TO BLADEX	$96.3	$53.4	$41.6

TREASURY DIVISION:
Net interest income	$(5.0)	$21.0	$20.0
Non-interest operating income	14.6	25.1	(8.0)
Operating expenses	(17.5)	(15.2)	(13.9)
Net operating income	(7.9)	30.9	(2.0)
Net income (loss)	(7.9)	30.9	(2.0)
Net income (loss) attributable to the redeemable noncontrolling interest	0.3	0.7	(2.4)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(8.2)	$30.2	$0.5

CONSOLIDATED:
Net interest income	$105.0	$102.7	$74.5
Non-interest operating income	26.8	36.1	2.3
Operating expenses	(55.8)	(50.0)	(42.2)
Net operating income	76.0	88.8	34.5
Reversal (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	4.8
Recoveries, net of impairment of assets	0.0	(0.1)	0.2
Net income – business segments	88.4	84.3	39.6
Net income (loss) attributable to the redeemable non-controlling interest	0.3	0.7	(2.4)
NET INCOME ATTRIBUTABLE TO BLADEX – BUSINESS SEGMENT	88.1	83.6	42.0
Other income unallocated – Gain on sale of premises and equipment	5.6	0.0	0.0
Net income (loss) from discontinued operations	(0.7)	(0.4)	0.2
NET INCOME ATTRIBUTABLE TO BLADEX	$93.0	$83.2	$42.2

For further information on net income by business segment, see Item 18, “Financial Statements,” notes 3 and 26.

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

Year 2012 vs. Year 2011

The Commercial Division’s net income amounted to $96.3 million for the year ended December 31, 2012, compared to $53.4 million for the year ended December 31, 2011. The $42.9 million, or 80%, increase in 2012 was mainly the result of: (i) a $29.5 million, or 32%, increase in net operating revenues mainly attributable to increased net interest income (an increase of $28.3 million, or 35%) from higher loan portfolio balances (an increase of 11%) and lending rates (an increased of 55 bps), and (ii) a $16.8 million positive variation in provisions for credit losses due to improved country and client risk exposure profiles in the Commercial Portfolio. These effects were partially offset by a $3.5 million, or 10%, increase in allocated operating expenses mainly due to higher average headcount.

The Commercial Division’s portfolio balance amounted to $5,953 million, a 11% increase from the balances as of December 31, 2011. The increases were mainly attributable to growing demand in the Bank’s client base of corporations (which grew by 19%) and continued diversification into the middle-market companies (which grew by 56%), offset by a 6% decrease in the financial institutions segment.

The Commercial Portfolio continued to be short-term and trade-related in nature with $4,563 million, or 77%, of the Commercial Portfolio maturing within one year. Trade financing operations represented 61% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

Credit disbursements in 2012 increased 8% to $11.3 billion, the highest level in 15 years, compared to $10.5 billion disbursed in 2011. As of December 31, 2012, the Bank had no portfolio balances in non-accrual, compared to $32.0 million, or 0.6% of the loan portfolio balances in non-accrual,as of December 31, 2011.

Year 2011 vs. Year 2010

The Commercial Division’s net income amounted to $53.4 million for the year ended December 31, 2011, compared to the $41.6 million for the year ended December 31, 2010. The $11.8 million, or 28%, increase during the year 2011 was mainly due to: (i) a $27.2 million, or 50%, increase in net interest income, which amounted to $81.7 million in 2011, reflective of higher average loan portfolio balances (an increase of $1,319 million, or 40%) and improved net interest margins (an increase of 11 bps) and (ii) a $0.7 million, or 7%, increase in non-interest operating income, mainly as a result of increased commission income from higher average volumes in the letter of credit business (an increase of 28%). The revenue increase was partly offset by (i) a $6.5 million increase in operating expenses, as the Commercial Division expanded its sales force and local presence in various markets in the Region, and (ii) $4.4 million in credit provision charges during the year 2011, related to higher portfolio balances and shift in the composition of the commercial portfolio, as compared to $4.8 million in reversals of provisions during 2010.

The Commercial Division’s portfolio balance amounted to $5,354 million as of December 31, 2011, compared to $4,446 million as of December 31, 2010. The 20% portfolio increase in 2011 compared to 2010 was attributable to increased demand from the Bank’s established client base of corporations (an increase of 8%) and financial institutions (an increase of 26%), in addition to the Bank’s continued business expansion into the middle-market segment (an increase of 101%) as the Bank’s regional expansion and segment penetration activities continues to have results. In 2011, the Bank disbursed $8.2 billion in new loans, an increase of $2.7 billion, or 49%, compared to the year 2010, driven by strong demand from the Bank’s established client base and benefitting from the Bank’s expansion of its cross border vendor finance business during 2011. Of these disbursements during 2011, $583 million in loans were made to the middle-market companies. The non-accrual portfolio amounted to $32 million as of December 31, 2011, compared to $29 million as of December 31, 2010, and compared to $51 million as of December 31, 2009. The $32 million in non-accrual portfolio as of December 31, 2011 represented 0.6% of the total loan portfolio balance.

The Treasury Division

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with its investment securities activities, including management of the Bank’s interest rate, liquidity, price and currency risks. The Division manages the Bank’s funding and liquidity along with its investment securities activities in trading assets, securities available-for-sale, securities held-to-maturity, and the Bank’s investments in the Investment Fund (balance of the Investment Fund and assets of the Brazilian Fund). With the designation of the former Bladex’s Asset Management Unit as a discontinued operation the Treasury Division now incorporates the Bank’s investment in the Investment Funds for 2012. The Treasury Division results for the years 2011 and 2010 have been adjusted to conform with the presentation in 2012.

The Treasury Division’s net income is presented net of allocated operating expenses, and includes net interest income on treasury assets (interest-bearing deposits with banks, investment securities, and trading assets); net interest margin related to the Feeder’s participation in the net interest margin of the Fund, non-interest operating income (expense), such as net gain (loss) from trading securities, net gain (loss) from investment fund trading, the net gain on sale of securities available-for-sale, foreign currency exchange, and derivative financial instruments and hedging. The Division also includes net interest margin from the Brazilian Fund, as well as net gain (loss) from trading securities, fee income, and allocated operating expenses from the Brazilian Fund.

Year 2012 vs. Year 2011

The Treasury Division reported a net loss of $8.2 million for the year ended December 31, 2012, compared to a net income of $30.2 million for the year ended December 31, 2011. The $38.4 million, or 127%, decrease during 2012 was due to the combined effects of: (i) a $26.0 million decrease in net interest income, as a result of higher average funding costs due to increased funding tenors, along with lower average interest-earning securities portfolio balances and $5.0 million in amortizations to the carrying amount of certain financial instruments for which hedge accounting was discontinued in the third quarter of 2012, (ii) a $10.5 million decrease in non-interest operating income mainly from lower gains from investments in the Investment Fund and (iii) a $2.3 million increase in allocated operating expenses.

Liquidity balance as of December 31, 2012 amounted to $690 million, compared to $786 million as of December 31, 2011. Liquid assets as of Decemer 31, 2012 represented 10.2% of total assets and 11.6% of total liabilities, compared to 12.4% and 14.0%, respectively, as of December 31, 2011. Deposit balances increased $13 million, or 1%, to $2,317 million as of December 31, 2012, compared to $2,304 million as of December 31, 2011.

Weighted average funding costs for the year ended December 31, 2012 amounted to 1.63%, an increase of 51 bps, or 46%, compared to 1.12% for the year ended December 31, 2011, mainly as a result of inflows recorded in the first half of 2012 from bond issuances and a loan syndication.

Short-term borrowings and securities sold under repurchase agreements amounted to $1,607 million a decreased of 5% during 2012. Borrowings and long-term debt increased 28% during 2012 to $1,906 million as of December 31, 2012, compared to $1,488 million as of December 31, 2011.

Year 2011 vs. Year 2010

The Treasury Division reported net income of $30.2 million for the year ended December 31, 2011, compared to net income of $0.5 million for the year ended December 31, 2010. The $29.8 million increase during 2011 was due to the combined effects of a $33.1 million increase in non-interest operating income attributable to higher gains from sale of securities available-for-sale and the positive valuations of trading securities and their associated trading derivatives during the year and trading gains from the investment fund, which was partially offset by increased operating expenses ($0.9 million).

Liquidity balance as of December 31, 2011 amounted to $786 million, compared to $421 million as of December 31, 2010. Liquid assets as of December 31, 2011 represented 12.4% of total assets and 34.1% of liability deposits, compared to 8.2% and 23.1%, respectively, as of December 31, 2010. Deposit balances increased $483 million, or 27%, to $2,304 million as of December 31, 2011 compared to $1,821 million as of December 31, 2010.

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

Net Income Attributable to Bladex

The results for 2012 demonstrated the strength of Bladex’s business model, as the Bank continued to add value to its clients with a focus on trade finance. During the year, the Region experienced an acceleration of economic activity in several countries, which helped propel the increase in balances of the Bank’s credit portfolio during 2012, especially in the segments of corporations and middle market companies. The credit quality of the Bank’s portfolio continued to improve, with a non-accrual balance of zero at year-end. Liquidity remained strong at $690 million as of December 31, 2012, with leverage at 8.2 times, as the Bank continued to deploy capital towards business growth. The Bank’s Tier 1 capitalization stood at 17.9% as of December 31, 2012.

Bladex’s financial results continued to strengthen in 2012, mainly as the result of growth and increased profitability in the Commercial Division. Net Income attributable to Bladex reached $93.0 million in 2012, compared to $83.2 million in 2011. The $9.8 million, or 12%, increase, was the result of improved performance in core financial intermediation activity, partially offset by lower contributions from investment activities in the Treasury Division. Additional reasons for the increase include contributions from the non-core activities of the Asset Management Unit (presented as a discontinued operation as of December 31, 2012), and extraordinary items, including a $5.6 million gain on the sale of premises and equipment associated with the relocation of the Bank’s headquarters.

The 2011 results reflect the Bank’s solid positioning as a result of a strategy focused on business growth, diversification of the Bank’s business activities, and the strengthening of the Bank’s position, supported by growing trade flows in Latin America, which resulted in net income attributable to Bladex of $83.2 million in 2011 compared to $42.2 million net income attributable to Bladex during 2010. The $40.9 million, or 97%, increase was mostly driven by $53.3 million in net income from the Commercial Division, and $30.2 million in net income from the Treasury Division.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in $ million, except percentages)
Net interest income (loss)
Commercial Division	110.0	81.7	$54.5
Treasury Division	(0.0)	21.0	20.0
Consolidated Net Interest Income	$110.0	$102.7	$74.5
Amortization of free-standing financial instruments	(5.0)	0.0	0.0
Total Net Interest Income	$105.0	$102.7	$74.5
Net interest margin (1)	1.70%	1.81%	1.70%
Net interest spread	1.44%	1.62%	1.43%
(1)	Excluding the amortization of free-standing financial instruments assigned to the Treasury Division, the net interest margin from commercial activities amounted to 1.78% as of December 31, 2012.

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

	For the Year ended December 31,

	2012			2011			2010
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest-earning deposits with banks	$711	$2	0.26%	$458	$1	0.29%	$384	$1	0.22%
Loans, net of unearned income & deferred loan fees	5,064	181	3.52%	4,576	138	2.97%	3,243	102	3.09%
Non-accrual loans (1) ((1)	23	2	9.17%	29	2	8.03%	44	3	7.55%
Trading assets	7	0	0.94%	30	2	5.79%	51	3	6.11%
Investment securities(2)	254	6	2.48%	441	12	2.61%	468	8	1.79%
Investment fund	117	1	0.74%	148	2	1.56%	190	2	1.14%
Total interest-earning assets	$6,177	$192	3.06%	$5,681	$157	2.73%	$4,378	$119	2.69%
Non-interest-earning assets	55			71			42
Allowance for loan losses	(82)			(81)			(75)
Other assets	20			16			12
Total Assets	$6,169			$5,687			$4,357
Interest-Bearing Liabilities
Deposits	$2,258	$13	0.56%	$2,074	$9	0.42%	$1,555	$9	0.54%
Trading liabilities	10	0	n.m. (*)	2	0	n.m. (*)	4	0	n.m. (*)
Investment fund	0	0	n.m. (*)	0	0	n.m. (*)	0	1	n.m. (*)
Securities sold under repurchase agreements	153	2	1.05%	267	2	0.75%	179	1	0.79%
Short-term borrowings	973	19	1.92%	1,102	14	1.23%	545	7	1.20%
Borrowings and long-term debt	1,892	54	2.79%	1,392	30	2.11%	1,241	27	2.18%
Total interest-bearing liabilities	$5,285	$87	1.63%	$4,838	$55	1.12%	$3,524	$45	1.26%
Non-interest bearing liabilities and other liabilities	$76			$111			$119
Total Liabilities	$5,361			$4,949			$3,643
Redeemable noncontrolling interest	4			8			34
Stockholders’ equity	804			730			681
Total Liabilities and Stockholders’ Equity	$6,169			$5,687			$4,357
Net interest spread			1.44%			1.62%			1.43%
Net interest income and net interest margin		$105	1.70%		$103	1.81%		$75	1.70%

(*) “n.m.” means not meaningful.

(1)	Interest received on non-accrual loans is only recorded as earned when collected.

(2) The average yield of the investment securities portfolio using cost-based average balances, would have been 2.56%, 2.65%, and 2.02%, for 2012, 2011 and 2010, respectively.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates accrued on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2012 compared to 2011 and for 2011 compared to 2010. Volume and rate variances have been calculated based on daily movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2012 vs. 2011			2011 vs. 2010
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest-bearing deposits with banks	$670	$(145)	$525	$217	$294	$512
Accruing loans, net	17,653	25,472	43,125	40,190	(3,749)	36,441
Non-accrual loans	(569)	343	(226)	(1,168)	209	(959)
Trading assets	(214)	(1,474)	(1,688)	(1,212)	(164)	(1,375)
Investment securities	(4,689)	(575)	(5,264)	(721)	3,908	3,188
Investment fund	(230)	(1,232)	(1,462)	(655)	799	144
Total increase (decrease)	$12,621	$22,389	$35,010	$36,652	$1,297	$37,949
Increase (decrease) in interest expense
Deposits	1,063	3,063	4,126	2,206	(1,918)	288
Trading liabilities	0	0	0	0	0	0
Investment fund	(25)	(189)	(214)	(36)	(604)	(641)
Securities sold under repurchase agreement and Short-term borrowings	(4,436)	9,355	4,920	7,420	275	7,695
Borrowings and long-term debt	14,234	9,677	23,911	3,246	(847)	2,399
Total increase (decrease)	$10,836	$21,907	32,743	$12,836	$(3,095)	$9,742
Increase (decrease) in net interest income	$1,785	$482	$2,267	$23,817	$4,392	$28,208

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2012 vs. 2011

The $2.3 million, or 2% increase in net interest income for the year ended December 31, 2012 primarily reflected the combined effects of:

i.	Higher average interest-earning asset levels (increase of 9%), mainly average loan portfolio balances, which resulted in a $12.6 million overall increase in interest income, partially offset by a $10.8 million increase in interest expense, resulting from a 9% increase in average interest-bearing liabilities.
ii.	A $0.9 million increase in net interest income from the net impact of higher average interest rates on the Bank’s assets and liabilities, mainly driven by an increase in lending rates (increase of 55 bps), partly offset by a shift towards longer interest bearing liability tenors, resulting in higher rates (increase of 51 bps) along with $5.0 million in amortizations of free-standing financial instruments.

Net interest margin decreased 11 bps to 1.70% in 2012 compared to 1.81% in 2011, mainly due to increasingly higher cost of funds associated with increase in interest bearing liabilities balances, which offset the increase in average yields of interest earning assets, mainly in the loan portfolio.

2011 vs. 2010

The $28.2 million, or 38%, increase in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily reflects:

i.	Higher average interest-earning assets balances, primarily in average loan portfolio balances, which increased from $3.3 billion in 2010 to $4.6 billion in 2011, a $1.3 billion, or 40%, increase during the year. The higher average balance in interest-earning assets during 2011 resulted in a $36.7 million overall increase in interest income, partially offset by a $12.8 million increase in interest expense associated with an increase of $1.3 billion, or 37%, in interest-bearing liability balances (deposits, securities sold under repurchase agreements, short-term borrowings and borrowings and long-term debt) from $3.5 billion in 2010 to $4.8 billion in 2011. Higher average volumes in interest-earning assets and interest-bearing liabilities resulted in a net effect of a $23.9 million net increase in net interest income.
ii.	A $4.3 million increase in net interest income during 2011 due to rate variances, as the average yield paid on interest-bearing liabilities decreased 14 bps to 1.12% in 2011 (from 1.26% in 2010), while the average yield on interest-earning assets increased 4 bps to 2.73% in 2011 (from 2.69% in 2010).

Net interest margin increased 11 bps to 1.81% in 2011 compared to 1.70% in 2010, mainly due to higher average loan portfolio balances and lending spreads as a result of greater market penetration, relative business growth and portfolio mix in the corporate and middle-market companies segments, and in the financial institutions segment, in a year characterized by liquidity constraints and volatility in the financial industry.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2012	2011	2010
	(in $ million)
Net Brazil specific reserve reversals (provisions)	0.0	(0.7)	2.1
Net Mexico specific reserve reversals (provisions)	7.3	(3.6)	0.8
Total specific reserve reversals (provisions)	7.3	(4.3)	2.9
Generic reserve reversals (provisions) — due to changes in credit portfolio composition and risk levels	1.0	(4.5)	(11.9)
Total generic reserve reversals (provisions)	1.0	(4.5)	(11.9)

Total reversals (provisions) of allowance for loan losses	$8.3	$(8.8)	$(9.1)

As of December 31, 2012, the Bank had loans in non-accrual status. As of December 31, 2011 and 2010, the Bank had $32.0 million and $29.0 million in non-accrual loans, respectively, all of which correspond to impaired loans for which specific reserves of $14.8 million and $11.5 million, respectively, were allocated.

During 2012, the Bank reversed $8.3 million in provisions for loan losses, as a result of the release of specific reserves associated with the exit of a non-accruing loan exposure, along with a reversal of generic reserves associated with the improved risk profile of the Bank’s loan portfolio.

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

The Bank’s loan loss reserve coverage was 1.3% as of December 31, 2012, a decrease from 1.8% as of December 31, 2011, and a decrease from 1.9% as of December 31, 2010. The decrease in the loan loss reserve coverage reflects the impact of changes in the composition of the Bank’s loan portfolio and improvement of the risk profile of the portfolio on the Bank’s reserve model.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 9.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” note 8.

Reversals (Provisions) for Losses on Off-Balance Sheet Credit Risk

The $4.0 million reversal of provision for losses on off-balance sheet credit risk in 2012 was primarily the result of lower balances in the off-balance sheet exposures in the commercial portfolio and improved risk profile of the Bank’s portfolio composition.

The $4.4 million reversal of provision for losses on off-balance sheet credit risk in 2011 was primarily due to improved risk profile in the off-balance sheet exposures in the commercial portfolio, primarily in customer liabilities under acceptances and contingencies, at the end of year 2011.

The $13.9 million reversal of provision for losses on off-balance sheet credit risk in 2010 was primarily the net result of changes in volume, composition, and improvement of the risk profile of the portfolio, together with the purchase of international insurance to mitigate exposures on the off-balance sheet credit risk portfolio.

The off-balance sheet reserve coverage decreased to 2.1% as of December 31, 2012, compared to 2.5% as of December 31, 2011, and compared to 3.5% as of December 31, 2010.

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

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmations, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
		(in $ thousand)
Letters of credit	$7,617	$9,360	$8,314
Guarantees	184	14	158
Loan Fees	2,153	1,109	1,195
Other (1)	67	136	144
Fees and commissions, net	$10,021	$10,619	$9,811

(1) Net of commission expense.

In 2012, fees and commissions totaled $10.0 million, compared to $10.6 million in 2011. The $0.6 million, or 6% decrease reflects reduced commissions from lower average balances in the letters of credit portfolio, partially offset by increased fees and commissions from transactional loans.

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

For more information, see Item 18, “Financial Statements,” notes 2(p).

Derivative Financial Instruments and Hedging

The Bank recorded a net gain of $0.1 million, a net gain of $2.9 million , and a net loss of $1.4 million in 2012, 2011 and 2010, respectively, in derivative financial instruments and hedging.

The 2011 results reflect the effect of recording the effectiveness on hedging relationships, which was offset by the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes.

The 2010 results reflect the effect of recording the effectiveness (ineffectiveness) on hedging relationships and the discount of the Bank’s own credit risk when calculating the fair value of its cross currency swap portfolio that it contracts for hedging purposes, which had a liability balance as of December 31, 2010. The fair value of these cross currency swaps improved during 2010, and as a consequence, the credit risk discount decreased when valuing these derivative instruments.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(u) and 21.

Net Gain (Loss) from Investment Fund Trading

The Bank recorded a net gain of $7.0 million from investment fund trading in 2012, compared to $20.3 million in 2011, and compared to a net loss of $8.0 million in 2010, related to the performance of the trading activities of the Fund.

For additional information, see Item 18, “Financial Statements,” notes 5 and 23.

Net Gain (Loss) from Trading Securities

In 2012, the Bank recorded a gain from trading securities of $11.2 million, compared to a $6.5 million loss and a $3.6 million loss in 2011 and 2010, respectively.

The $11.2 million gain in 2012 was mainly due to valuations of financial derivative instruments for which hedge accounting was discontinued in 2012.

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

The Bank’s net gain on sale of securities available-for-sale in 2012 was $6.0 million, compared to $3.4 million in 2011, and compared to $2.3 million in 2010. Detail of the net gains is as follows:

	For the year ended December 31,
	2012	2011	2010
		(in $ millions)

Nominal amount	$239.6	$243.6	$135.0
Amortized cost	$(254.8)	$(265.0)	$(151.3)
Proceeds	262.2	279.7	167.2
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	(1.4)	(11.3)	(13.6)
Total net gain on sale of securities available-for-sale	$6.0	$3.4	$2.3

For additional information, see Item 18, “Financial Statements,” notes 6.

Gain (Loss) on Foreign Currency Exchange

The Bank recorded a net loss of $10.5 million on foreign currency exchange during 2012, compared to a gain of $4.3 million in 2011, and compared to a net gain of $1.8 million in 2010. The results reflect the effects of currency exchanges in assets and liabilities economically hedged with derivatives that do not qualify for hedge accounting, the impact of which is shown under Net Gain (Loss) from Trading Securities.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
	(in $ thousand)
Salaries and other employee expenses	$33,171	27,825	22,251
Depreciation and amortization of premises and equipment	2,269	2,139	2,471
Professional services	4,053	4,151	3,977
Maintenance and repairs	1,936	1,634	1,615
Expenses from the investment fund	2,953	4,372	3,996
Other operating expenses	11,432	9,966	7,908
Total operating expenses	$55,814	$50,087	$42,218

During 2012, the Bank’s operating expenses amounted $55.8 million, compared to $50.1 million for the year ended December 31, 2011. The $5.7 million, or 11% increase in operating expenses over the year was primarily attributable to: (i) salary and other employee expenses mainly from higher average headcount in the Commercial Division and Risk Department, and (ii) other operating expenses associated with relocation of the Bank’s headquarters.

During 2011, operating expenses amounted to $50.1 million, compared to $42.2 million for the year 2010. The $7.9 million, or 19%, increase in operating expenses was primarily attributable to: (i) an increase in salary and other employee expenses associated with higher average headcount in support of expanding the Commercial Division as well as the risk management function, (ii) an increase in other operating expenses related higher rental costs associated with the new representative offices in Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru and in Bogotá, Colombia, established in support of the Commercial Division, as well as higher travel, communication and general expenses associated with increased average headcount and (iii) an increase in expenses from the Fund related to higher performance-related expenses.

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:

	As of December 31,
	2012	2011	2010
	(in $ thousand)
Assets
Cash and due from banks	$6,718	$12,814	$5,570
Interest-bearing deposits in banks	700,312	830,670	431,144
Trading assets	5,265	20,436	50,412
Securities available-for-sale	183,017	416,300	353,250
Securities held-to-maturity	34,113	26,536	33,181
Investment fund	105,888	120,425	167,291
Loans	5,715,556	4,959,573	4,064,332

Allowance for loan losses	(72,976)	(88,547)	(78,615)
Unearned income and deferred fees	(7,100)	(6,697)	(4,389)
Loans, net	5,635,480	4,864,329	3,981,328
Customers’ liabilities under acceptances	1,157	1,110	27,213
Accrued interest receivable	37,819	38,168	31,110
Premises and equipment, net	12,808	6,673	6,532
Derivative financial instruments used for hedging — receivable	19,239	4,159	2,103
Other assets	14,580	18,412	10,953
Total Assets	$6,756,396	$6,360,032	$5,100,087
Liabilities and Stockholders’ Equity
Deposits	$2,317,260	$2,303,506	$1,820,925
Trading liabilities	32,304	5,584	3,938
Securities sold under repurchase agreements	158,374	377,002	264,927
Short-term borrowings	1,449,023	1,323,466	1,095,400
Acceptances outstanding	1,157	1,110	27,213
Accrued interest payable	17,943	11,790	10,084
Borrowings and long-term debt	1,905,540	1,487,548	1,075,140
Derivative financial instruments used for hedging - payable	11,747	53,742	53,029
Reserve for losses on off-balance sheet credit risk	4,841	8,887	13,335
Other liabilities	28,348	22,568	20,096
Total Liabilities	$5,926,537	$5,595,203	$4,384,087
Redeemable noncontrolling interest	3,384	5,547	18,950
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	121,419	130,177	133,815
Capital reserves	95,210	95,210	95,210
Retained earnings	422,048	372,644	320,153
Accumulated other comprehensive loss	(730)	(3,112)	(6,441)
Treasury stock	(91,452)	(115,617)	(125,667)
Total Stockholders’ Equity	826,475	759,282	697,050
Total Liabilities and Stockholders’ Equity	$6,756,396	$6,360,032	$5,100,087

2012 vs. 2011

During 2012, total assets increased by $396 million, or 6%, mainly from a 15%, or $756 million, increase in the Bank’s loan portfolio, as a result of strong growth in the corporate and middle-market companies segment of the loan portfolio. This increase was offset by a $248 million decrease in trading assets and securities available for sale portfolio, and a $136 million decrease in cash and due from banks. As of December 31, 2012, the Bank’s loan portfolio amounted to $5,716 million, with an average maturity term of 264 days, as 76% of the portfolio were scheduled to mature within one year. 61% of the loan portfolio was trade-related in nature and 39% constituted non-trade loans mainly extended to private banks and corporations.

As of December 31, 2012, the Bank’s liquidity amounted to $690 million, compared to $786 million as of December 31, 2011, as a result of the Bank’s long-standing approach to prudent and proactive liquidity management.

The increase in assets during 2012 was accompanied by a $331 million increase in liabilities, mainly as a result of: (i) an increase in borrowings and long-term debt (which increased by $418 million, or 28%), as a result of inflows recorded in the first half of 2012 from bond issuances and loan syndications, short-term borrowings (which increased by $126 million, or 10%), and deposits (which increased by $13 million, or 1%), and (ii) a decrease in securities sold under repurchase agreements of $219 million, or 58%.

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

The increase in assets in 2011 was accompanied by a $1,211 million increase in liabilities, mainly from an increase in deposits (which increased by $483 million, or 27%), borrowings and long-term debt (which increased by $413 million, or 38%), short-term borrowings (which increased by $228 million, or 21%), and securities sold under repurchase agreements (which increased by $112 million, or 42%), as a result of more demand for credit and more confidence from the Bank’s international correspondent banks.

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

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.
7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.
8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9	Doubtful	Clients whose operating cash flow continuously shows inability to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.
10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, may also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

Impaired Assets and Contingencies

The Bank’s assets that are subject to impairment consist mainly of loans and securities. For more information on impaired loans, see Item 18, “Financial Statements”, Notes 2(m) and 8. For information on impaired securities, see Item 18, “Financial Statements,” notes 2(j) and 6. For more information on contingencies, see Item 18, “Financial Statements”, note 19, and see Item 5, “Operating and Financial Review and Prospects—Operating Results—Reversal (Provision) for Loan Losses.”

The Bank identifies as delinquent those loans where no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodic payment has been received for a period of 90 days after the agreed-upon date.

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

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(in $ million, except percentages)
Impaired loans	$0	$32	$29	$36	$0
Allocation from the allowance for loan losses	0	15	12	14	0
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.0	0.6%	0.7%	1.3%	0.0%
Impaired contingencies	$0	$0	$0	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	0
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities(1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities(2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio(3)	0.0%	0.6%	0.6%	1.0%	0.0%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio consists of loans net of unearned income, fair value of investment securities, securities purchased under agreements to resell and contingencies.

As of December 31, 2012, there were no impaired loans in the loan portfolio, and as of December 31, 2011 and 2010, there were no impaired loans without related allowance.

The Bank has not had any troubled debt restructurings for the years ended December 31, 2012 and 2011.

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
				(in $ million, except percentages)
Brazil	0	0.0	1	100.0	2	40.5	0	0.0	0	0.0
Mexico	7	100.0	0	0.0	3	59.5	0	0.0	0	0.0
Total	$7	100.0	$1	100.0	$5	100.0	$0	0.0	$0	0.0

Loans charged-off against the allowance as of December 31, 2012 represented 0.13% of the loan portfolio compared to 0.02% as of December 31, 2011, and 0.13% as of December 31, 2010, respectively.

The following table summarizes information regarding loans in non-accrual status, and interest amounts on non-accrual loans:

	For the year ended December 31,
	2012	2011	2010
	(in $ thousands)
Loans in non-accrual status
Private corporations	$0	$32,000	$28,000
Private middle-market companies	0	0	1,002
Total loans in non-accrual status	$0	$32,000	$29,002

Interest which would have been recorded if the loans had not been in a non-accrual status	0	2,325	3,403
Interest income collected on non-accrual loans	2,288	(2,375)	(3,335)

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

The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, is applied to the Bank’s performing credit portfolio and is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

The reserve balances for estimating generic allowances is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

Reserves = S(E x PD x LGD)

where:

a)	Exposure (E) = the total accounting balance (on- and off-balance sheet) at the end of the period under review.
b)	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on the Bank’s historical portfolio performance per rating category, complemented by Standard & Poor’s, or S&P, probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
c)	Loss Given Default (LGD) = a factor utilized, based on historical information, and best practices in the banking industry. Management applies judgment for imprecision and uncertainty and historical loss experience.

Management may also apply judgment to capture elements of a prospective nature or loss expectations based on risks identified in the environment that are not necessarily included in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

For additional information regarding allowance for credit losses, see Item 18, “Financial Statements,” notes 2(o) and 9.

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total commercial portfolio outstanding as of December 31 of each year:

	As of December 31,
	2012	2011	2010	2009	2008
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses:
Balance at beginning of the year	$89	$79	$74	$55	$70
Provision (reversal)	(8)	9	9	18	(19)
Recoveries	0	2	1	1	4
Loans charged-off	(7)	(1)	(5)	0	0
Balance at the end of the year	$73	89	79	74	55
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	9	13	27	31	14
Provision (reversal)	(4)	(4)	(14)	(3)	17
Balance at end of the year	5	9	13	27	31
Total allowance for credit losses	$78	$98	$92	$101	$85
Allowance for credit losses to total commercial portfolio	1.31%	1.83%	2.07%	3.25%	2.79%
Net charge offs to average loans outstanding	0.15%	0.02%	0.16%	n.m. (*)	n.m. (*)

(*) “n.m.” means not meaningful.

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2012		2011		2010
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$9	12.7	$16	18.1	$28	35.1
Brazil	12	16.4	11	13.0	13	15.9
Chile	1	1.6	2	2.0	1	1.1
Colombia	5	7.2	12	13.0	5	5.8
Costa Rica	5	7.2	3	3.3	2	3.0
Dominican Republic	5	6.3	6	6.9	5	6.9
Ecuador	8	11.4	3	3.1	2	2.7
El Salvador	2	2.4	1	0.6	1	1.3
Guatemala	7	10.0	4	4.8	1	1.4
Honduras	3	4.0	2	2.1	2	1.9
Jamaica	0	0.5	0	0.1	3	3.2
Mexico	4	5.3	18	20.7	14	18.0
Nicaragua	1	1.7	1	1.4	0	0.0
Panama	1	1.9	1	0.8	0	0.4
Paraguay	1	1.0	1	0.9	0	0.0
Peru	4	5.9	5	5.4	2	3.1
Uruguay	3	4.0	3	3.3	0	0.0
Other	0	0.5	3	3.4	0	0.6
Total Allowance for loan losses	$73	100.0	$89	100.0	$79	100.0

Reserve for losses on off-balance sheet credit risk
Ecuador	3	57.2	7	82.7	10	72.5
Venezuela	1	16.5	1	7.0	2	18.0
Other	1	26.3	1	10.3	1	9.6
Total Reserve for losses on off-balance sheet credit risk	$5	100.0	$9	100.0	$13	100.0

Allowance for credit losses
Argentina	9	11.9	16	16.5	$28	30.0
Brazil	12	15.9	11	11.9	13	13.8
Chile	1	1.6	2	1.9	1	0.9
Colombia	5	6.8	12	11.9	5	5.0
Costa Rica	5	6.8	3	3.3	3	3.5
Dominican Republic	5	6.0	6	6.3	5	5.9
Ecuador	11	14.3	10	10.3	12	12.8
El Salvador	2	2.3	1	0.6	1	1.1
Guatemala	7	9.4	4	4.4	1	1.2
Honduras	3	3.8	2	2.0	2	1.7
Jamaica	0	0.4	0	0.1	3	2.7
Mexico	4	5.2	18	19.0	14	15.6
Nicaragua	1	1.6	1	1.3	0	0.0
Panama	2	2.3	1	0.7	0	0.4
Paraguay	1	0.9	1	0.8	0	0.0
Peru	4	5.6	5	5.0	2	2.7
Uruguay	3	3.7	3	3.0	0	0.0
Venezuela	1	1.0	1	0.6	2	2.6
Other (1)	0	0.5	0	0.4	0	0.2
Total Allowance for credit losses	$78	100.0	$98	100.0	$92	100.0

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for credit losses by type of borrower as of December 31 of each year:

	As of December 31,
	2012		2011		2010
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$20	26.9	$22	22.7	$15	15.5
State-owned commercial banks	9	12.6	16	16.8	7	7.1
Central banks	0	0.0	0	0.1	9	9.9
Sovereign debt	1	1.0	0	0.3	0	0.4
State-owned exporting organization	2	3.3	3	3.3	5	5.7
Private middle - market companies	11	14.9	9	9.3	5	8.8
Private corporations	30	41.2	46	47.5	50	52.5
Total	$73	100.0	$98	100.0	$92	100.0

The allowance for credit losses to total commercial portfolio amounted to 1.31% as of December 31, 2012 compared to 1.83% as of December 31, 2011, 2.07% as of December 31, 2010. The decrease in 2012 was primarily due to the release of specific reserves associated with the reduction in exposure from non-accruing loans, reversal of provisions for losses on off-balance sheet credit risk as total contingencies declined during the year, and an improved risk profile in the composition of the Bank’s portfolio.

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

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

− the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

− the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

See Item 18, “Financial Statements,” note 2 (c).

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

Additionally, as of December 31, 2012, 2.78% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 1.86% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

See Item 18, “Financial Statements,” note 2(j).

Recently issued accounting standards

During 2012 and 2011, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

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

This update is effective for interim and annual periods beginning on or after January 1, 2013. Entities should provide the disclosures required by this update retrospectively for all comparative periods presented. The Bank does not anticipate any material impact on its financial statements as a result of these disclosures.

ASU 2012-04- Technical Corrections and Improvements

The amendments in this update are intended to make minor improvements to the Accounting Standard Codification that are not expected to have a significant effect on current accounting practice. Additionally, these amendments will make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications.

This update is effective for annual periods beginning on or after December 15, 2012. The Bank is evaluating the potential impact of this update in its financial statements.

B. Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2012, the Bank’s 24-hour deposits from customers (overnight deposits, demand deposit accounts and call deposits) amounted to $132 million, representing 6% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2012 were $690 million (representing 30% of total deposits) of which $30 million corresponds to time deposits.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2012	2011	2010
	(in $ million)
Europe	$0	$2	$60
United States	668	762	287
Other O.E.C.D.	22	21	74
Total	$690	$786	$421

As of December 31, 2012, liquidity amounted to $690 million. $653 million, or 95%, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2012, the average original term to maturity of the Bank’s short-term loan portfolio of $3,625 million maturing up to one year based on original term was approximately 174 days.

Medium-term assets (maturing beyond one year based on original term) totaled $2,295 million as of December 31, 2012. Of that amount, $183 million corresponded to the Bank’s securities available-for-sale portfolio and $21 million in the securities held to maturity. The remaining $2,091 million in medium-term assets represented commercial loans.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2012, were as follows:

As of December 31, 2012
	Fitch	Moody’s	Standard & Poor’s
Short -Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

Credit Rating from Fitch Ratings Ltd.

On July 31, 2012, Fitch Ratings Ltd., or Fitch, upgraded the Bank’s Issuer Default Rating, or IDR, to “BBB+”, Outlook Stable.

Credit Rating from Moody’s Investor Service, Inc.

The credit ratings from Moody’s Investor Service, Inc., or Moody’s, have been unchanged since December 19, 2007, and on March 20, 2012, Moody’s confirmed its credit rating of the Bank.

Credit Rating from Standard & Poor’s

The credit ratings from Standard & Poor’s, or S&P, have been unchanged since May 13, 2008, and on September 25, 2012, S&P confirmed its credit ratings of the Bank.

Critical factors in maintaining the Bank’s high credit ratings, include a substantial expansion in core earnings, the maintenance of a high-quality balance sheet, and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

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

	As of December 31,
	2012	2011	2010
		(in percentages)
Interbank deposits	39.1%	41.2%	41.5%
Securities sold under repurchase agreements	2.7%	6.7%	6.0%
Borrowings and debts	56.6%	50.2%	49.5%
Other liabilities.	1.6%	1.9%	2.9%
Total liabilities	100.0%	100.0%	100.0%

Short-term borrowings and borrowings and long-term debt are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See “Cash—Asset—Liability Management.”

Among other sources, Bladex funds itself through short- and medium-term loans taken from international correspondent banks mainly from the United States and Europe. Among those European banks with credit lines in favor of Bladex, the largest country concentrations are from banks located in the United Kingdom and Germany. Bladex has not taken funding from banks based in Ireland or Greece. The volume of funds taken from Italian and Portuguese banks has been minimal in recent years, with no balance outstanding from Italian banks as of December 31, 2012, and $8 million outstanding from Portuguese banks as of that date. The are no bilateral loans taken from Spanish banks as of December 31, 2012.

As concerns over European sovereign debt and interbank liquidity rose over the course of 2011, Bladex suffered minimal impact to the volume of credit lines available from its European correspondent banks. However, the pricing of credit from European banks in favor of Bladex did increase to some extent, reflecting increases in European banks’ own funding costs, particularly during the fourth quarter of the year.

Bladex engages in interest rate swap and cross currency swap transactions, exclusively for hedging purposes. As of December 31, 2012, the volume of interest rate swaps contracted with European banks was $140 million. The counterparties to those interest rate swaps were highly-rated banks based in Germany, France, the United Kingdom, and Switzerland. The volume of cross currency swaps as of that date was $187 million, contracted with highly-rated banks from France, the United Kingdom, and Switzerland. As of December 31, 2012, Bladex had no derivative contracts outstanding with banks from any other European countries, apart from those mentioned above.

Deposits

The Bank obtains deposits principally from central and commercial banks in the Region. As of December 31, 2012, approximately 37% of the deposits held by the Bank were deposits made by central banks of countries in the Region 38% of deposits held by the Bank were made by state owned banks, and 25% of the Bank’s total deposits represented deposits from private sector commercial banks and financial institutions. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region as of December 31, 2012, 2011, and 2010, was 76 days, 72 days, and 53 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks located in the Region. As of December 31, 2012, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 48% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 12.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2012	2011	2010
	(in $ million)
Argentina	$68	$71	$78
Bahamas	2	2	2
Barbados	33	35	5
Bolivia	2	0	0
Brazil	386	465	359
Cayman Island	21	7	41
Colombia	49	4	7
Costa Rica	0	0	12
Dominican Republic	0	0	0
Ecuador	471	746	437
El Salvador	25	28	18
France	2	0	0
Guatemala	20	50	60
Haiti	181	78	3
Honduras	86	71	99
Jamaica	1	1	1
Japan	0	0	0
Mexico	50	50	50
Nicaragua	59	57	50
Panama	235	125	147
Paraguay	275	250	200
Peru	30	21	31
Trinidad and Tobago	29	19	19
United Kingdom	74	50	50
United States	28	27	15
Venezuela	191	146	137
Total	$2,317	$2,304	$1,821

Securities Sold Under Repurchase Agreements and Short-Term Borrowings

The Bank enters into repurchase agreements, or repos, with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repurchase agreements are accounted for either as sales of securities or as secured financings in the financial statements. As of December 31, 2012, securities sold under repurchase agreements amounted to $158 million, a decrease of $219 million from December 31, 2011 and a decrease of $107 million from $265 million as of December 31, 2010. See Item 18, “Financial Statements,” note 13.

The Bank’s short-term borrowings consist of borrowings from banks that have maturities of up to 365 days. These borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans. Approximately 19 European and North American, three Asian and two Latin American banks provide these short-term borrowings to the Bank.

As of December 31, 2012, short-term borrowings amounted to $1,449 million, compared to $1,323 million as of December 31, 2011, an increase of $126 million. The increase in short-term borrowings was the result of increased levels of liquidity in international markets and more demand for credit as well as the Bank’s increased access to additional funding as the result of new relationships with correspondent banks and the increased credit lines from existing counterparties. The average term remaining to maturity of short-term borrowings as of December 31, 2012 was approximately 146 days. See Item 18, “Financial Statements,” note 13 and 14.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2012	2011	2010
	(in $ million, except percentages)
Short-term borrowings and securities sold under repurchase agreements
Advances from banks and financial institutions	$1,449	$1,323	$1,095
Securities sold under repurchase agreements	158	377	265
Total short-term borrowings and securities sold under repurchase agreements	$1,607	$1,700	$1,360

Maximum amount outstanding at any month-end	$1,607	$1,700	$1,360
Amount outstanding at year-end	$1,607	$1,700	$1,360
Average amount outstanding	$1,126	$1,369	$724
Weighted average interest rate on average amount outstanding	1.74%	1.12%	1.09%
Weighted average interest rate on amount outstanding at year end	1.22%	0.91%	0.58%

Borrowings and Long-Term Debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the Bank’s Euro Medium Term Note Program, or EMTN, and local – currency bond issuances in Latin America.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the remaining term to maturity. The Bank uses these funds to primarily finance its medium-term and long-term loan portfolio. As of December 31, 2012, the average term remaining to maturity of the Bank’s medium and long-term debt was 1.8 years.

On April 27, 2012, the Bank completed the placement of a $200 million two-year syndicated loan with the participation of several banks and financial institutions as lenders.

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

Notes Program in Mexico

On March 22, 2012, the Bank carried out its first-ever issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of Pesos 2.0 billion (two billion Mexican pesos). The notes have a three-year tenor, with a floating-rate coupon of 28-day TIIE plus 65 basis points.

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

Rule 144A/Regulation S Notes Offering

On April 4, 2012, Bladex, as issuer, closed a Rule 144A/Regulation S offering of 3.750% fixed-rate notes due in 2017, for a total aggregate principal amount of $400 million. This transaction represented the first issuance of notes under Bladex’s $2.25 billion Euro Medium Term Note Program (EMTN) in the United States in reliance on Rule 144A. The notes are listed on the Official List of the Luxembourg S.E. and trade on the Euro MTF. The inflows of these funds were recorded in early April, 2012.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s borrowings and long-term debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 15, 21 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.” See Item 18, Financial Statements—Consolidated Balance Sheets as of December 31, 2012 and 2011.”

	As of and for the Year Ended December 31,
	2012	2011	2010
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,906	$1,488	$1,075
Maximum amount outstanding at any month-end	$2,153	$1,548	$1,400
Average amount outstanding	$1,894	$1,392	$1,241
Weighted average interest rate on average amount outstanding	2.74%	1.94%	2.07%
Weighted average interest rate on amount outstanding at year end	2.92%	2.16%	2.10%

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including securities sold under repurchase agreements) as of December 31, 2012:

	Amount	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	218	1.03%
Due in 31 to 90 days	279	0.92%
Due in 91 to 180 days	494	1.36%
Due in 181 to 365 days	348	1.60%
Total	$1,340	1.28%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	10	1.98%
Due in 31 to 90 days	105	1.88%
Due in 91 to 180 days	24	1.11%
Due in 181 to 365 days	128	2.42%
Total	$268	2.08%

Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	0	8.24%
Due in 31 to 90 days	2	3.17%
Due in 91 to 180 days	0	9.40%
Due in 181 to 365 days	1	3.29%
Due in 1 through 6 years	2	0.87%
Total	$6	2.78%

Medium and long-term borrowings at floating interest rate
Due in 0 to 30 days	18	0.94%
Due in 31 to 90 days	286	2.59%
Due in 91 to 180 days	28	0.76%
Due in 181 to 365 days	77	3.14%
Due in 1 through 6 years	884	2.09%
Total	$1,292	2.22%

Medium and long-term fixed-rate placements
Due in 1 through 6 years	453	4.04%
Total	$453	4.04%

Medium and long-term floating-rate placements
Due in 1 through 6 years	154	5.50%
Total	$154	5.50%
Grand Total	$3,513

The lines granted to Bladex are advised, they are not committed.  The utilization of lines from correspondent banks may contain restrictions such as the assets to be financed should be trade related.

Cash flows

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2012, 2011, and 2010.

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

For the year ended December 31, 2012, net cash provided by operating activities was $97.1 million primarily as a result of a net income of $93.3 million, a net decrease in the Fund portfolio by $14.5 million mainly due to redemptions of part of the Bank’s interest therein, and the net variance in derivatives financial instruments of $47.7 million, offset by a net increase of $26.7 million in trading liabilities mainly composed by freestanding derivative financial instruments and a net decrease of $14.3 million in trading assets.

For the year ended December 31, 2011, net cash provided by operating activities was $180.2 million. Net cash was provided by net income of $83.9 million, a net decrease in the Fund portfolio by $46.9 million, mainly due to redemptions of part of the Bank’s interest therein, net decrease in the trading assets by $29.8 million, and by net cash of $17.2 million provided by activities of derivative financial instruments and hedging.

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

For the year ended December 31, 2012, net cash of $504 million was used in investing activities, mostly in form of a net increase in loans of $909 million from increased commercial activity, with main inflows from the net sale of $146 million of loans and the sale of investment securities of $255 million.

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

In 2012, net cash provided by financing activities was $310 million. This was mainly due to a net increase in borrowings and long-term debt of $418 million, offset by a decrease of short-term borrowings and securities sold under repurchase agreements of $93 million.

In 2011, net cash provided by financing activities was $1,196 million. This resulted from an increase in deposits, short-term borrowings and securities sold under repurchase agreements.

In 2010, net cash provided by financing activities was $1,175 million. This resulted from an increase in deposits, short-term borrowings and securities sold under repurchase agreements.

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturity mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk. The foreign exchange risk is mitigated by the use of derivatives, which, though economically perfectly hedged, might give rise to some accounting volatility.

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates as of December 31, 2012. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows, which generally involve swapping fixed for floating-rate.

See Item 11 “Quantitative and Qualitative Disclosure About Market Risk”.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	707	707	0	0	0	0	0
Trading assets	5	0	0	0	0	0	5
Securities available-for-sale	183	10	60	27	0	41	45
Securities held to maturity	34	0	0	17	15	2	0
Investment fund	106	0	0	0	0	0	106
Loans, net	5,635	1,820	2,233	1,407	256	0	(80)
Total interest-earning assets	6,671	2,537	2,293	1,451	271	43	76
Non-interest earning assets	71	0	0	0	0	0	71
Other assets	15	0	0	0	0	0	15
Total assets	6,756	2,537	2,293	1,451	271	43	161
Interest-bearing liabilities
Deposits
Demand	132	132	0	0	0	0	0
Time	2,185	1,194	541	281	152	18	0
Trading liabilities	32	0	0	0	0	0	32
Securities sold under repurchase agreements	158	89	70	0	0	0	0
Short-term borrowings	1,449	207	400	494	348	0	0
Borrowings and long-term debt	1,906	435	486	983	1	1	0
Total interest-bearing liabilities	5,863	2,057	1,496	1,758	501	19	32
Non-interest-bearing liabilities	64	0	0	0	0	0	64
Total liabilities	5,926	2,057	1,496	1,758	501	19	96
Redeemable noncontrolling interest	3	0	0	0	0	0	3
Stockholders’ equity	287	0	0	0	0	0	827
Total liabilities and stockholders’ equity	6,756	2,057	1,496	1,758	501	19	926
Interest rate sensitivity gap		480	797	(307)	(230)	24	(765)
Cumulative interest rate sensitivity gap		480	1,277	971	741	765
Cumulative gap as a % of total interest-earning assets		7%	19%	14%	11%	11%

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

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2012	2011	2010
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	121,419	130,177	133,815
Capital reserves	95,210	95,210	95,210
Retained earnings	422,048	372,644	320,153
Accumulated other comprehensive loss	(730)	(3,112)	(6,441)
Treasury stock	(91,452)	(115,617)	(125,667)
Total stockholders’ equity	$826,475	$759,282	$697,050

As of December 31, 2012, stockholders’ equity amounted to $826 million, compared to $759 million, as of December 31, 2011 and compared to $697 million as of December 31, 2010.

The $67 million increase during 2012 compared to 2011 was the net result of (i) increased retained earnings as a result of net income attributable to Bladex of $93 million, partially offset by $44 million declared as cash dividends, (ii) $15 million net variance due to the exercise of stock-based compensation plans ($13 million) and compensation cost of $2 million, and (iii) $2 million net variance in other comprehensive loss as the net result of improved valuations of the securities and/or hedging instruments.

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

As of December 31, 2012, the capital ratio of total stockholders’ equity to total assets was 12.2% and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 17.9% and 19.2%, respectively.  As of December 31, 2012, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.51%. See Item 4, “Information on the Company—Business Overview—Regulations.”

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

Year 2012

The Bank performance in 2012 continued to be strong as it leveraged its fundamental strengths, notwithstanding an environment of heightened volatility and uncertainty, which resulted in generally more subdued growth in both Latin American and global economies. The Region’s average growth of 3.1% was lower compared to 4.1% in 2011, but still significantly higher than the global average of 2.2%. Within this challenging operating environment, the Bank focused on ensuring sustained growth with more clients in more markets, while gradually improving margins and risks profile through careful management of the Bank’s portfolio mix. As of December 31, 2012, the Bank’s net income amounted to $93.0 million in 2012, compared to $83.2 million as of December 31, 2011. The increase was due to improved performance in the Commercial Division.

As of December 31, 2012, the Bank’s commercial portfolio amounted to $5,953 million, an increase of $599 million, or 11%, compared to $5,354 million as of December 31, 2011, as a result of increases associated with corporate and middle-market companies segments. The Bank’s credit quality continued to improve with no loan balances in non-accrual status as of December 31, 2012, compared to $32 million, or 0.6%, of the loan portfolio, as of December 31, 2011. Liquid assets totaled $690 million as of December 31, 2012 as a result of the Bank’s long-standing approach to prudent and proactive liquidity management. Deposit balances remained at $2,317 million as of December 31, 2012, nearly flat compared to as of December 31, 2011. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1,607 million, while borrowings and long-term debt amounted to $1,906 million as of December 31, 2012, as a result of inflows recorded in the first half of 2012 from bond issuances and a loan syndication.

Year 2011

The Bank’s performance in 2011 was characterized by solid financial results, strong portfolio growth, prudent levels of liquidity, capital and credit quality. The Latin American Region experienced a 23% increase in trade flows, seizing a clear opportunity to capitalize on the Bank’s competitive advantages in import/export finance. As of December 31, 2011, the Bank’s commercial portfolio amounted to $5,354 million, an increase of $908 million or 20%, across all business segments, compared to $4,446 million as of December 31, 2010. The increase was mainly the result of the reinforcement of the Bank’s client management team, continued expansion of Bladex’s regional network of offices, and higher net interest spreads (162 bps in 2011 compared to 143 bps in 2010), despite a small decrease in average interbank market interest rates 6M LIBOR. Net interest margin increased 11 bps to 1.81% in 2011 compared to 1.70% in 2010, as a result of higher average balances, lending spreads and portfolio mix in the corporate and middle-market companies and financial institutions' segment which yield higher margins. The non-accrual portfolio amounted to $32 million, representing 0.6% of total loan portfolio as of December 31, 2011.

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

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E. Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. As of December 31, 2012, the Bank’s off-balance sheet arrangements included letters of credit, stand-by letters of credit, guarantees (commercial risk and country risk), credit derivatives and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit and market risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement. As of December 31, 2012, total reserves for losses on off-balance sheet arrangements amounted to $4 million, compared to $9 million, and $13 million as of December 31, 2011 and 2010, respectively. See Item 18, “Financial Statements,” note 9 and 19.

As of December 31, 2012, the total off-balance sheet portfolio amounted $237 million, compared to $364 million as of December 31, 2011, and compared to $381 million as of December 31, 2010.

Fees and commission income from off-balance sheet arrangements amounted to $10 million, $11 million, and $10 million, for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively.

For additional information, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Fees and Commissions, net.”

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

F. Contractual Obligations and Commercial Commitments

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2012.

	Payments Due by Period
Contractual Obligations (1)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$2,317	2,300	18	0	0
Trading liabilities	32	32	0	0	0
Securities sold under repurchase agreement	158	158	0	0	0
Short-term borrowings	1,449	1,449	0	0	0
Borrowings and long-term debt (2)	1,906	412	1,088	405	0
Accrued interest payable	18	18	0	0	0
Leasehold obligations (3)	27	2	6	5	14
Total contractual obligations	5,908	4,372	1,112	410	14

(1)	The contractual obligations exclude future contractual interest payment obligations as some obligations have floating interest rates.
(2)	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(3)	Obligations under the agreement for the leasing of the Bank’s new offices commenced in June of 2012. Minimum payments have not been reduced by minimum sublease rentals of $1.3 million due in the future under non-cancelable subleases.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (4)	108	108	0	0	0
Stand-by letters of credit	24	23	1	0	0
Guarantees	1	1	0	0	0

Other commercial commitments	103	89	2	11	1
Total Commercial Commitments	$236	221	3	11	1

(4)	Includes customer liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $11 million as of December 31, 2012.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regards to these covenants.

See Item 18, “Financial Statements,” notes 19 and 20.

Item 6.           Directors, Executive Officers and Employees

A. Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Esteban Alejandro Acerbo
Second Vice President
Banco de la Nación Argentina, Argentina	Argentina	Director	2014	2010	51
Manuel Sánchez González
Deputy Governor
Banco de Mexico, Mexico	Mexico	Director	2014	2011	62
João Carlos Nobrega Pecego
Regional General Manager – Head of Latin America Banco do Brasil, Brazil	Brazil	Director	2013	2010	49

CLASS E
Mario Covo
Chief Executive Officer
Helios Advisors, U.S.A.	U.S.A.	Director	2014	1999	55
Herminio Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2013	2004	62
Maria da Graça França
Brazil	Brazil	Director	2013	2004	64
William D. Hayes
President
Whaleco, Inc., U.S.A.	U.S.A.	Director	2013	2004	69
Guillermo Güémez García
Mexico	Mexico	Director	2015	1997	72

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque		Chairman of the Board
Director
Banco de Chile, Chile	Chile		2015	1990	64
Rubens V. Amaral Jr. (2)
Chief Executive Officer
Bladex, Panama	Brazil	Director	2015	2012 (2)	53

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

(2)	Mr. Rubens V. Amaral Jr. was appointed Director of the Board of all classes of shares after the resignation of Mr. Jaime Rivera, the Bank’s former Chief Executive Officer. He will serve the remainder of Mr. Rivera’s original term, which was due to expire in April 2015.

Esteban Alejandro Acerbo has served as a Director of the Board since 2010. Mr. Acerbo has served as Second Vice President of Banco de la Nación Argentina since 2012, Director of Banco de la Nación Argentina from 2006 to 2012 and President of Nación Leasing since 2006. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas. He is President of Nación Reaseguros S.A., Compañía de Reaseguros. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1999 to 2001. Mr. Acerbo holds a degree of Public Accountant from Universidad Nacional del Sur, Argentina, and a degree of Chartered Accountant with honors from Colegio Nacional y Sección Comercial Anexa de Daireaux, Argentina. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualify him to serve on the Board.

Manuel Sánchez González has served as Director of the Board since 2011. He has also served as Deputy Governor of Banco de México, Mexico’s central bank, since 2009. Prior to this appointment, he was Director of Investment at Valanza México, a private equity unit of BBVA Financial Group. He joined BBVA Bancomer Financial Group (formerly Bancomer Financial Group) in 1993 as Director of Financial Analysis and Investor Relations. From 1995 to 1997 he was Director of Planning and Finance of the Banking Services Division, and from 1997 to 2004 he served as the group’s Chief Economist. Prior to those positions he was Director General of the Center for Economic Analysis and Research at the Instituto Tecnológico Autónomo de México (ITAM).  Dr. Sánchez has been a Professor of Economics at ITAM and at various universities, including Boston College and the University of Chicago. He is the author of several articles published in books and specialized journals. He was coordinator and editor of the book Procesos de Privatización en América Latina, published in 1993, with contributions by research centers from Chile, Mexico, Colombia, and Argentina. He is also the author of Economía Mexicana para Desencantados, published in 2006, and has written op-ed articles for several newspapers and a column for Mexican newspaper Reforma. He has been a consultant for several companies and international institutions. Previous posts include Chief Economist at Grupo Vitro and Senior Economist at Grupo Industrial Alfa, in Monterrey, Mexico.  Mr. Sánchez holds a B.S. degree in Economics from ITAM and Instituto Tecnológico de Estudios Superiores de Monterrey, a M.S. degree from the University of Missouri, and Doctorate degrees in Economics from the University of Chicago. He was honored with an excellence award for his Master Thesis from the American Agricultural Economic Association. Mr. Sánchez’s professional experience in finance and economics and his academic skills qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999 and Director of Bladex Asset Management Inc. since 2008. Dr. Covo is the Managing Partner of Helios Advisors in New York. He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004.  Dr. Blanco is the founder and CEO of Soluciones Estratégicas Consultoría, in Mexico City. Dr. Blanco has been the Chairman of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America since 2005.  He has been a member of the Advisory Board of SSA Mexico since 2008. Dr. Blanco has served on the boards of Banorte and CYDSA since 2006 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000, the Undersecretary for International Trade and Negotiations from 1993 to 1994 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. In addition, he was responsible for the negotiation of the Mexico-European Union and Mexico and the European Free Trade Area free trade agreements and various other free trade agreements with Latin American countries and with Israel. Dr. Blanco also contributed to the launching of negotiations for the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, a M.A. and a Ph.D. in Economics from University of Chicago. Dr. Blanco’s extensive experience and background in foreign trade along with his academic and consulting skills qualify him to serve on the Board.

Maria da Graça França has served as a Director of the Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, since 1971, as Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França holds a degree in Economics and Accounting from Universidad Federal de Uberlandia-Minais Gerais, Brazil. Ms. França’s experience managing operations and internal controls in international banking as well as her extensive tenure with Banco do Brasil, provide her unique insight, and qualify her to serve on the Board.

William Dick Hayes has served as a Director of the Board since 2004 and has served as a Director of Bladex Asset Management since 2008. Mr. Hayes has served as President of Whaleco, Inc., New York since 1994, as Managing Director of MacGregor Design Development, LLC, Connecticut since 2006 and as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda since 2000. He served as Managing Director-Emerging Markets and Global Head of Emerging Market Fixed Income Sales and in other Latin American regional capacities, based in London and New York, for West Merchant Bank, Chartered WestLB and Standard Chartered Merchant Bank from 1987 to 2000. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in numerous administrative, lending and Latin American investment banking functions for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984. Mr. Hayes holds a B.A. and MBA from Stanford University and he pursued additional graduate studies at Instituto Tecnológico de Estudios Superiores de Monterrey. Mr. Hayes’ diversified financial services industry experience, including his experience in emerging markets and exposure to international capital markets qualify him to serve on the Board.

Guillermo Güémez García has served as Director of the Board since 1997. Mr. Güémez has been a member of the board and a member of the Investment Committee of Fundación Gonzalo Rio Arronte since 2013. Mr. Güémez is a member of the Board and the chairman of the Risk Committee of Banco Santander (Mexico) S.A., chairman of the Audit Committee of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Senior Advisory Board of Oliver Wyman Financial Services, a member of the Board of Directors of Zurich Santander Seguros Mexico S.A., a member of the Board of Financiera Mexicana para el Desarrollo Rural S.A. de C.V. and a member of the Investment Committee of Nacional Monte de Piedad IAP since 2012. Mr. Güémez has served as a member of the Institute of International Finance Board of Director's Alumni Council, a member of the Board of Directors of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Board of Directors and a member of the Investment Committee of Afore Sura (former ING pension fund in Mexico), a member of the Strategy and Financial Committee of Nacional Monte de Piedad IAP, member of the Board of Geusa S.A. de C.V., a board member of Fundación de Estudios Financieros and a member of the Board of Fundación UNAM since 2011, and Chairman of the Advisory Board of the Bussiness School of Universidad Panamericana in Gudalajara since 2008. He served as Deputy Governor of Banco de Mexico from 1995 to 2010. He also served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1992 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1990 to 1992. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. Mr. Güémez is the Chairman of Fundación de Reintegración Social del Estado de Mexico. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative. Mr. Güémez holds a degree in Civil Engineering with honors from Universidad Nacional Autónoma de Mexico and a M.S. from Stanford University. Mr. Güémez’s extensive background and professional experience in risk assessment, financial services and international banking qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Banchile Factoring S.A. since 2010, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and Sudamericana Agencias Aéreas y Marítimas S.A.-SAAM since 2011 and Sociedad Matriz SAAM S.A., since 2012. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque has been the Chairman of the Board of Bladex since 2002, and was previously the Chairman of the Bank’s Board of Bladex from 1995 to 1997. Mr. Menéndez holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988. Mr. Amaral has also served in various roles at institutions in the banking industry, including as Trustee of the Board of Trustees of the Institute of International Bankers—IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade—BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs.

Executive Officers

The following table and information sets forth the names of the executive officers of Bladex, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	53
Ulysses Marciano	Executive Vice President, Chief Commercial Officer	Brazil	45
Gregory D. Testerman	Executive Vice President, Treasury & Capital Markets	U.S.A.	50
Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	59
Daniel Otero	Executive Vice President, Chief Risk Officer	Argentina	43
Christopher Schech	Executive Vice President, Chief Financial Officer	Germany	48
Gustavo Díaz	Senior Vice President, Audit	Colombia	50
Julio C. Aguirre	Senior Vice President, Head of Compliance	Panama	45
Manuel Mejía-Aoun	Chief Investment Officer, Bladex Asset Management Inc.	Panama	54

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. Please see “Information as to the Board, Committees, Non-Executive Officers of the Board, Advisory Council and Executive Officers of the Bank”.

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012. Mr. Marciano previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. Prior to his reincorporation to Bladex, he was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker—Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager—Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais—IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas—FGV, and a B.S. degree in Economics degree from Oswaldo Cruz – São Paulo.

Gregory D. Testerman has served as Executive Vice President, Treasury & Capital Markets of the Bank since 2007. Mr. Testerman has served as a Director of Bladex Asset Management since 2006. Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank’s headquarters in New York, from 1984 to 1986. Mr. Testerman holds a B.S. degree in Finance and Business Economics from the University of Notre Dame.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and a M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Bogotá, Colombia.

Daniel Otero has served as Executive Vice President, Chief Risk Officer of Bladex since August 2012. Mr. Otero has over 22 years of international financial experience. Prior to joining the Bank, he was Chief Risk Officer of Centro Financiero BHD, Santo Domingo, Dominican Republic from 2006 to 2012. Prior to that, he has served in various capacities with PricewaterhouseCoopers Buenos Aires, PricewaterhouseCoopers Santiago de Chile, and PricewaterhouseCoopers London since 1990. Mr. Otero is founder director of the Global Association of Risk Professionals and the Professional Risk Managers International Association, both in Argentina. He is a Certified Public Accountant from Universidad de Buenos Aires, Argentina.

Christopher Schech has served as Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds a M.S. degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz has served as Senior Vice President, Audit of the Bank since July 2012. He previously served as Senior Vice President and Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Diaz has an MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA) and AML/CA certification granted by Florida International Bankers Association (FIBA, Inc.) and Florida International University (FIU).

Julio C. Aguirre has served as Senior Vice President, Head of Compliance since June 2012. He previously served as Compliance Officer of Bladex since February 2002.  Formerly, Mr. Aguirre served as Finance Manager at Banco Internacional de Panamá, where he was responsible for all matters related to Compliance for the bank and its subsidiaries.  Mr. Aguirre holds a CP/AML certification granted by FIBA and FIU, an MBA in Business Administration with a major in Banking and Finance and a post-graduate in Top Management granted by Universidad Latina de Panamá, and a B.S. degree in Accounting from Universidad de Panamá. Mr. Aguirre is a member of the Money Laundering Prevention Committee – FELABAN, is President of the Compliance Officers Committee of Panama’s Banking Association (ABP) and is President of the Organizing Committee of the Hemispheric Congress for the Money Laundering Prevention of the Panama Banking Association.

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management since November 2005, and as a Director of Bladex Asset Management since 2008. Mr. Mejía-Aoun has over 25 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America. Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank. In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch. Mr. Mejia holds a MBA from Thunderbird (American Graduate School of International Management), and a B.S. degree in Business Administration from the Southeast Missouri State University.

B. Compensation

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2012, the Bank retained services of McLagan, an international management consulting firm that provided advice in connection with the compensation of the Bank’s directors and executive officers. The advice was limited to general statistical data regarding compensation trends and best practices. McLagan did not provide separate additional services for management. No conflict of interest exists that would prevent McLagan from independently representing the Nomination and Compensation Committee.

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2012, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,413,906. During the fiscal year ended December 31, 2012, the Bank accrued, and paid on February 15, 2013, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,503,025.

In addition, the aggregate amount of salaries and revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2012, as a group, for services in all capacities, was $1,321,650.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 14, 2012, the Bank granted to current executive officers 55,830 restricted stock units and 25,581 stock options. The Bank granted an additional 67,727 restricted stock units and 66,890 stock options to other current non-executive employees of the Bank. These stock options have an exercise price of $18.93. The restricted stock units vest 25% per year, measured from the award date, on each anniversary of the award date. The options vest 25% per year, measured from the award date, on each anniversary of the award date. As of December 31, 2012, the compensation cost charged against the Bank’s 2012 income in connection with these restricted stock units and stock options was $446,603 and $61,196 respectively. The total remaining compensation cost of $1,801,816 will be charged over a period of 3.12 years.

On October 16, 2012, the Bank granted 32,906 restricted stock units to executive officers of the Bank. The Bank granted an additional 6,966 restricted stock units to other non-executive employees of the Bank. The restricted stock units vest 100% on the first anniversary of the award date. As of December 31, 2012, the compensation cost charged against the Bank’s 2012 income in connection with these restricted stock units was $179,841. The total remaining compensation cost of $672,651 will be charged over a period of 9.5 months.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2012, the Bank charged to salaries expense $130,820 with respect to the contribution plan. As of December 31, 2012, the total amount set aside or accrued by the Bank in 2012 to provide pension, retirement or similar benefits for executive officers was approximately $198,240.

2012 Chief Executive Officer Compensation

The 2012 compensation of the Bank's Chief Executive Officer included a base salary of $350,000, a performance-based cash bonus of $275,000, a grant of performance-based stock option and a restricted stock units grant with a value of $320,000, an aggregate 2012 contribution from the Bank to the Chief Executive Officer’s retirement plan account in the amount of $5,833, and limited perquisites and other benefits amounting to $38,396. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

The former Chief Executive Officer, who resigned effective July 31, 2012, received a total cash compensation of $1,330,175 during 2012, including a contractual severance payment of $300,000.

Results of the Advisory 2012 Say on Pay Shareholder Vote

At the Company’s annual meeting of shareholders held in April of 2012, the Bank’s shareholders were asked to approve, on a advisory basis, the Bank's fiscal 2011 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (95%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm the Bank’s shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2012. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $44,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $93,500. This annual retainer covers seven Board and/or shareholders’ meetings. If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,700 for each additional Board and/or shareholders’ meeting. The Chairman of the Board is eligible to receive an additional 50% of the attendance fee for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $22,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Business Committee each receive an annual retainer of $16,500. The non-Chairman members of the Audit and Compliance Committee receive an annual retainer of $11,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Business Committee, each receive an annual retainer of $8,500. These annual retainers cover seven meetings of the Audit and Compliance Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Business Committee. When the Audit and Compliance Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Business Committee have each met more than six times, the Bank will pay an attendance fee of $1,100 for each additional committee meeting. The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2012 to the directors of the Bank as a group for their services as directors was $708,107.

The aggregate number of restricted shares awarded during the year ended December 31, 2012, to non-employee directors of the Bank as a group under the 2008 Plan was 32,317 Class E shares. As of December 31, 2012, the total cost for these restricted shares amounted to $713,758 of which $89,966 was registered during 2012, and the remaining compensation cost of $623,792 for these restricted shares will be charged against income over a period of 3.47 years.

Beneficial Ownership

As of December 31, 2012, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 318,923 Class E shares, representing approximately 1.09% (based on 29,271,067 Class E shares outstanding as of December 31, 2012) of all issued and outstanding Class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2012 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2012.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2012 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2012 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	28,392	64,196	92,588	*	18,288	61,070
Ulysses Marciano Executive Vice President Chief Commercial Officer	0	0	0	*	0	0
Gregory D. Testerman Executive Vice President Treasury and Capital Markets	0	64,503	64,503	*	18,288	28,937
Miguel Moreno Executive Vice President Chief Operating Officer	6,840	52,926	59,766	*	26,072	6,320
Daniel Otero Executive Vice President Chief Risk Officer	0	0	0	*	0	0
Christopher Schech Executive Vice President Chief Financial Officer	0	3,406	3,406	*	0	8,560
Gustavo Díaz Senior Vice President Audit	946	1,934	2,880	*	0	4,860
Julio Aguirre Senior Vice President Head of Compliance	912	7,263	8,175	*	1,281	2,627
Manuel Mejía-Aoun (5) Chief Investment Officer Bladex Asset Management	0	0	0	*	0	0
Total	37,090	194,228	231,318	-	63,929	112,374

* Less than one percent of the outstanding Class E shares.

(1)	Includes shares purchased by the executive and restricted stock units or Deferred Equity Units vested and transferred to the executive as of such date.

(2)	Includes vested traditional stock options, as well as options, restricted stock units and deferred equity units that will vest within 60 days of December 31, 2012.

(3)	Includes 19,186, 797 and 43,946 stock options granted to executives officers on February 14, 2012, February 15, 2011 and February 9, 2010, respectively, under the 2008 Plan. Also, an aggregate amount of 53,912, 7,861 and 22,364 stock options were granted to other non-executive employees under the 2008 Plan on February 14, 2012, February 15, 2011 and February 9, 2010 respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 14, 2012, exercise price of $18.93 and expiration date of February 14, 2019, Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018, Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2012, is not deemed to be beneficially owned by the individuals listed in the table.

(4)	Includes 41,873, 26,990 and 10,605 unvested restricted stock units granted to executive officers on February 14, 2012, February 15, 2011, February 9, 2010 respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 51,488, 7,838 and 5,401 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 14, 2012, February 15, 2011, February 9, 2010 respectively. The figure in this column additionally include 32,906 unvested restricted stock units granted to executive officers on October 16, 2012 under the 2008 Plan; these restricted stock units vest 100% on the first year of grant date’s anniversary. Also, an aggregate amount of 6,966 restricted stock units were granted to other non-executive officers on October 16, 2012 under the 2008 Plan; these restricted stock units vest 100% on the first year of grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2012, is not deemed to be beneficially owned by the individuals listed in the table.

(5)	The executive and non-executives of Bladex Asset Management are not eligible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding beneficial ownership of the Bank’s shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, as of December 31, 2012:

Name of Director	Number of Shares Owned as of Dec. 31, 2012 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2012 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Esteban Alejandro Acerbo (4)	0	0	0	*	0
João Carlos de Nóbrega Pecego (5)	0	0	0	*	0
Manuel Sánchez González	553	0	553	*	5,214
Mario Covo	12,370	2,119	14,489	*	11,757
Herminio Blanco	31,895	2,119	34,014	*	9,882
Maria da Graça França	6,520	0	6,520	*	9,882
William Dick Hayes	7,765	2,119	9,884	*	11,824
Guillermo Güémez García	404	0	404	*	4,618
Gonzalo Menéndez Duque	18,562	3,179	21,741	*	14,819
Total	78,069	9,536	87,605	*	67,996

*	Less than one percent of the outstanding Class E shares.

(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.

(2)	Includes vested / unexercised traditional stock options.

(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 28,500 restricted shares were granted to directors on July 17, 2012; these restricted shares vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 3,817 restricted shares were granted to directors on October 16, 2012; these restricted shares vest 100% on the fisrt year of grant date’s anniversary.

(4)	9,779 Class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.

(5)	9,779 Class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 17.

C.	Board Practices

Non-Executive Officers of the Board, Dignatarios

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	64
Maria da Graça França	Brazil	Treasurer	64
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	52

For information regarding the date of expiration of the current term of office of the members of the Board and the period during which the directors have served in that office, see Item 6 “Directors and Executive Officers.”

Committees of the Board

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended December 31, 2012, the Board held 10 meetings. Directors attended an average of 93% of the total number of Board meetings held during the fiscal year ended December 31, 2012.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2012:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	6
Risk Policy and Assessment Committee	5	5
Assets and Liabilities Committee	5	5
Business Committee	5	5
Nomination and Compensation Committee	4	8

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

Director and Chairman of the Board of Directors

Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este,

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

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

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2012, the committee met six times.

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

The Audit and Compliance Committee pre-approved all audit and non-audit services in 2012.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The Board has determined that all members of the Risk Policy and Assessment Committee are independent. The current members of the Risk Policy and Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Guillermo Güémez García and João Carlos de Nóbrega Pecego.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for their approval, all policies and procedures related to the prudent enterprise risk management of the Bank (credit, operational and market risk). The committee also reviews and evaluates the exposures, within the risk levels the Bank is willing to take, depending on the Bank’s business management, including the quality and profile of the Bank’s credit facilities, the exposure and analysis to market risks and operational risks, which take into account the legal risks associated with the Bank’s products and services.

The Risk Policy and Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal period ended December 31, 2012, the committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

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

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal year ended December 31, 2012, the committee held five meetings.

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

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2012, the committee held five meetings.

The Business Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Manuel Sánchez González.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2012, the committee held eight meetings.

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

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members, five (5) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Mr. Rubens V. Amaral Jr. is the only executive officer who serves as a member of the Board. None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2012 amounted to $25,000. During the fiscal year ended December 31, 2012, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	54
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	78
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	59
Santiago Perdomo	President Banco Colpatria, Multibanca Colpatria	Colombia	55
Alberto Motta, Jr	President Inversiones Bahía Ltd.	Panama	66
Enrique Cornejo	Director Soluciones Consultores Internacionales SAC	Peru	56
Jaime Rivera	Director of Banco General, S.A., Panama Former Chief Executive Officer of Bladex	Guatemala	59

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2012	2011	2010
Bladex Head Office in Panama	137	135	132
New York Agency	4	4	7
Bladex Asset Management	7	9	9
Representative Office in Argentina	4	4	4
Representative Office in Brazil	17	20	18
Representative Office in Mexico	14	19	12
Florida International Administrative Office	9	10	6
Representative Office in Colombia	3	3	0
Representative Office in Peru	6	4	0
Total Number of Permanent Employees	201	208	188

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

As of December 31, 2012, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.8% of the total outstanding of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock as of December 31, 2012:

	As of December 31, 2012
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil (2) SBS ED. Sede 111-24º Andar CEP 70.073—901 Brasilia, Brazil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.9
Total Shares of Class A Common Stock	6,342,189	100.0	16.6
Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	34.9	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.7	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.8	0.4
Sub-total shares of Class B Common Stock	1,327,579	52.4	3.5
Total Shares of Class B Common Stock	2,531,926	100.0	6.6
Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (3) 11988 El Camino Real, Suite 500 San Diego, California 92130	2,571,856	8.8	6.8
LSV Asset Management (4) 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	1,655,453	5.7	4.3
Sub-total shares of Class E Common Stock	4,227,309	14.5	11.1
Total Shares of Class E Common Stock	29,271,067	100.0	76.7
Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,145,182		100.0
______________________

(1)	Does not include an aggregate of 17,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 18,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 10) filing with the U.S. Securities and Exchange Commission dated February 14, 2013.
(4)	Source: Schedule 13F filing with the U.S. Securities and Exchange Commission dated February 14, 2013.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of December 31, 2012:

Class of Shares	Number of Shares Outstanding as of December 31, 2012	Number of Shares Outstanding as of December 31, 2011
Class A Common Shares	6,342,189	6,342,189
Class B Common Shares	2,531,926	2,531,926
Class E Common Shares	29,271,067	28,257,827
Class F Common Shares	0	0
Total Common Shares	38,145,182	37,131,942

As of December 31, 2012, the Bank’s Class A and Class B common shares outstanding stood at the same level as of December 31, 2011. Class E common shares outstanding increased by 1.0 million shares during the same period.

The Bank had no preferred stock issued and outstanding as of December 31, 2012.

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

As of December 31, 2012, the Bank did not have any outstanding credit facility with any related parties as defined by the Superintendency.

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

On January 17, 2012 the Bank increased quarterly dividends from $0.20 to $0.25 per share of common stock, corresponding to the fourth quarter of 2011, and from $0.25 to $0.30 per share of common stock in the third quarter of 2012.

During 2012, Bladex declared $41.8 million in quarterly dividends, compared to $31.5 million in 2011, and $24.6 million in 2010.

No special dividends were declared during 2012, 2011 and 2010.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
February 8, 2013	February 1, 2013	$0.30
November 1, 2012	October 26, 2012	$0.30
August 7, 2012	July 30, 2012	$0.25
May 10, 2012	April 30, 2012	$0.25
February 9, 2012	January 31, 2012	$0.25
November 8, 2011	October 31, 2011	$0.20
August 9, 2011	August 1, 2011	$0.20
May 9, 2011	May 2, 2011	$0.20
February 11, 2011	February 3, 2011	$0.20
November 1, 2010	October 22, 2010	$0.17
August 4, 2010	July 26, 2010	$0.15
May 6, 2010	April 26, 2010	$0.15
February 8, 2010	January 29, 2010	$0.15
November 2, 2009	October 23, 2009	$0.15
August 3, 2009	July 23, 2009	$0.15
May 7, 2009	April 27, 2009	$0.15
February 9, 2009	January 29, 2009	$0.22

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

The Bank has no preferred shares issued and outstanding as of December 31, 2012.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2012).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.” The following table shows the high and low sales prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $)
	High	Low
2012	23.15	16.00
2011	19.03	14.84
2010	18.99	11.87
2009	15.09	6.83
2008	20.74	8.17
2013:
March	25.38	23.88
February	24.78	23.21
January	23.42	21.80
2012:
December	21.83	20.41
November	22.65	20.81
October	23.15	21.23
2012:
First Quarter	21.52	16.00
Second Quarter	21.99	18.49
Third Quarter	23.15	19.50
Fourth Quarter	23.15	20.41
2011:
First Quarter	19.03	16.41
Second Quarter	18.39	16.57
Third Quarter	18.94	15.18
Fourth Quarter	17.26	14.84

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 76.7% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2012. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2012, no Class F shares or preferred shares were issued and outstanding.

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

Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for special rates applicable to “qualified dividend income” received by an individual, provided, that (1) the Bank is not a “passive foreign investment company” in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

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

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank believes that it does not qualify as a PFIC for the taxable year ending December 31, 2012.

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

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of Class E shares.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mr. Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Schech at + (507) 210-8630. Written requests may also be faxed to Mr. Schech at + (507) 269-6333 or sent via e-mail to cschech@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board constitute the Assets and Liabilities Committee, which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls overall risk management of the Bank (credit, operational and market risk).

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

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(u) and 21.

For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 6.

The table below lists for each of the years from 2013 to 2017 the notional amounts and weighted interest rates, as of December 31, 2012, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities. Amounts presented below exclude the Bank’s participation in the Fund. The Bank consolidates the Feeder retaining the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment Fund” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2 (e) and 7.

Interest Rate Risk Management and Sensitivity

As of December 31, 2012

Expected maturity date
	2013	2014	2015	2016	2017	There- after	Without maturity	Total 2012	Fair value 2012
($ Equivalent in thousand)
ASSETS
Investment Securities
Fixed rate
U.S. Dollars	52,910	30,571	50,000	13,000	11,918	7,500	-	165,899	178,789
Average fixed rate	4.85	7.15	8.04	4.00	6.56	6.74	-	6.38
Floating rate
U.S. Dollars	277	10,000	28,000	-	-	-	-	38,277	38,378
Average floating rate	3.75	2.43	2.11	-	-	-	-	2.21
Loans (1)
Fixed rate
U.S. Dollars	3,192,351	19,162	21,169	-	-	-	-	3,232,682	3,243,241
Average fixed rate	2.89	4.04	4.35	-	-	-	-	2.91
Mexican Peso	49,489	705	-	-	-	-	-	50,194	51,138
Average fixed rate	7.45	11.90	-	-	-	-	-	7.51
Floating rate
U.S. Dollars	1,099,775	632,949	513,462	99,082	26,671	14,538	-	2,386,478	2,442,676
Average floating rate	3.40	3.76	3.67	4.06	4.28	3.19	-	3.59
Mexican Peso	4,008	9,695	11,310	13,123	8,067	-	-	46,203	47,118
Average floating rate	8.49	8.42	8.45	8.57	8.57	-	-	8.50
LIABILITIES
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,300,831	479	-	-	405,185	-	-	1,706,495	1,722,691
Average fixed rate	1.29	0.69	-	-	3.75	-	-	1.88
Mexican Peso	1,435	-	-	-	-	-	-	1,435	1,497
Average fixed rate	9.21	-	-	-	-	-	-	9.21
Peruvian Soles	-	48,188	-	-	-	-	-	48,188	52,449
Average fixed rate	-	6.50	-	-	-	-	-	6.50
Euro	39,633	-	-	-	-	-	-	39,633	39,656
Average fixed rate	0.70	-	-	-	-	-	-	0.70
Floating rate
U.S. Dollars	520,888	815,083	-	-	-	-	-	1,335,971	1,338,816
Average floating rate	1.35	1.72	-	-	-	-	-	1.58
Mexican Peso	156,761	70,508	153,947	-	-	-	-	381,215	378,968
Average floating rate	5.57	6.34	5.50	-	-	-	-	5.69

Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	10,000	10,000	50,000	10,000	-	-	-	80,000	8,319
Average pay rate	5.20%	7.75%	7.13%	3.75%	-	-	-	6.54%
Average receive rate	1.54%	3.04%	3.10%	2.69%	-	-	-	2.85%
Interest Rate Swaps – Issuances

U.S. Dollars fixed to floating	-	-	-	-	400,000	-	-	400,000	(6,600)
Average pay rate	-	-	-	-	3.07%	-	-	3.07%
Average receive rate	-	-	-	-	3.75%	-	-	3.75%

Cross Currency Swaps
Receive U.S. Dollars	5,804	3,691	2,634	609	368	-	-	13,106	(18)
U.S. Dollars fixed rate	7.04%	7.04%	-	-	-	-	-	7.04%
U.S. Dollars floating rate	4.25%	4.36%	4.28%	4.35%	4.33%	-	-	4.29%
Pay US Dollars	-	108,405	157,356	-	-	-	-	265,761	6,188
U.S. Dollars fixed rate	-	-	-	-	-	-	-	5.35%
U.S. Dollars floating rate	-	-	-	-	-	-	-	2.43%
Receive Mexican Peso	-	-	-	-	-	-	-	224,741
Mexican Peso floating rate	-	-	-	-	-	-	-	5.75%
Pay Mexican Peso	5,804	3,691	2,634	609	368	-	-	13,106
Mexican Peso fixed rate	9.29%	11.71%	-	-	-	-	-	9.75%
Mexican Peso floating rate	6.89%	7.97%	7.94%	7.92%	7.90%	-	-	7.64%
Receive Peruvian Soles	-	41,020	-	-	-	-	-	41,020
Peruvian Soles fixed rate	-	6.50%	-	-	-	-	-	6.50%

Forward Currency Exchange Agreements
Receive U.S. Dollars/ Pay Mexican Pesos	35,997	-	-	-	-	-	-	35,997	(304)
Average exchange rate	13.10	-	-	-	-	-	-	13.10
Receive U.S. Dollars/ Pay Brazilian Reales	6,196	-	-	-	-	-	-	6,196	(48)
Average exchange rate	2.06	-	-	-	-	-	-	2.06
Pay U.S. Dollars/ Receive Euro	39,736	-	-	-	-	-	-	39,736	(45)
Average exchange rate	1.32	-	-	-	-	-	-	1.32
TRADING
Trading Assets
Debt securities:
Brazilian Reales	-	-	-	-	-	1,954	-	1,954	5,146
Average floating rate	-	-	-	-	-	2.78%	-	2.78%

Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	-	35,291	-	-	-	-	35,291	(100)
Average pay rate	-	-	4.25%	-	-	-	-	4.25%
Average receive rate	-	-	3.98%	-	-	-	-	3.98%
Cross currency swaps:
Pay US Dollars	147,242	-	-	-	-	-	-	147,242	(32,182)
U.S. Dollars floating rate	2.35%	-	-	-	-	-	-	2.35%
Receive Mexican Peso	147,242	-	-	-	-	-	-	147,242
Mexican Peso floating rate	5.70%	-	-	-	-	-	-	5.70%
US Dollars / Chilean Pesos	2,056	-	-	-	-	-	-	2,056	6
US Dollars / Colombian Pesos	1,026	-	-	-	-	-	-	1,026	27
US Dollars / Brazilian Reales	991	-	-	-	-	-	-	991	12
Euro / Brazilian Reales	3,766	-	-	-	-	-	-	3,766	4
Forward Currency exchange agreements:
Receive U.S. dollars / Pay Mexican Peso	5,107	-	-	-	-	-	-	5,107	50
Average exchange rate	12.87	-	-	-	-	-	-	12.87
Receive Mexican Peso / Pay U.S. dollars	2,045	-	-	-	-	-	-	2,045
Average exchange rate	12.85	-	-	-	-	-	-	12.85	(22)
Futures:
Currency futures	41	-	-	-	-	-	-	41	(5)
Index futures	10	-	-	-	-	-	-	10	20
Swap futures	6,845	-	-	-	-	-	-	6,845	5

(1) Borrowings and placements include securities sold under repurchase agreements and short and long-term borrowings and debt.

As of December 31, 2011

Expected maturity date
	2012	2013	2014	2015	2016	There-after	Without maturity	Total 2011	Fair value 2011
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

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements,” note 22. For information regarding the fair value of trading assets and liabilities of the Fund, See Item 18, “Financial Statements,” notes 2(i) and 5.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2012, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes. As of December 31, 2012, the Bank had an equivalent of $98 million in non-U.S. dollar financial assets and $470 million of non-U.S. dollar financial liabilities which are fully hedged.

Price Risk Management and Sensitivity

Price risk corresponds to the risk that arises from the volatility in the price of the financial instruments held by the Bank, which may result from observed transaction prices that fluctuate freely according to supply and demand or from changes in the risk factors used for determining prices (interest rates, exchange rates, credit risk spreads, etc.).

The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2012		As of December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousand)
NON—TRADING ASSETS
Investment Securities
Investment available for sale	183,017	183,017	416,300	416,300
Investment held-to-maturity	34,113	34,149	26,536	26,637
LIABILITIES
Interest rate swaps	(6,600)	(6,600)	(10,317)	(10,317)
TRADING ASSETS
Trading Assets	5,146	5,146	20,415	20,415

For additional information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(u) and 21, for information regarding trading assets and liabilities, see Item 18, “Financial Statements,” note 5 and for information regarding investment securities, see Item 18, “Financial Statements,” note 6.

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

The Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2012, and concluded that they were effective as of December 31, 2012.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2012 and based its conclusion on such evaluation, which included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2012, the Bank’s internal control over financial reporting was effective.

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

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries and our report dated April 23, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, Inc.

April 23, 2013

Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

•	There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

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

A copy of the Bank’s Code of Ethics was filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010, and may also be found on the Bank’s website (http://www.bladex.com) at Investors / Corporate Overview / Corporate Governance / Code of Ethics and Addenda to the Code of Ethics (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, Bladex via e-mail to cschech@bladex.com.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc., the Bank’s independent accounting firm, for each of the years ended December 31, 2012 and 2011:

	2012	2011

Audit fees	$681,775	$638,440
Audit-related fees	$128,900	$294,250
Tax fees	$0	$0
All other fees	$0	$0
Total	$810,675	$932,690

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include, aggregate fees billed for professional services rendered by Deloitte, Inc. related to the revision of the Bank’s renewal of the Bank’s EMTN Program in 2011 and 2012 and the establishment of the dual program to issue “certificados bursátiles” in Mexico in 2012.

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

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements	F-3
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4
Consolidated Statements of Income for the Years Ended December 31, 2012, 2011, and 2010	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011, and 2010	F-6
Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest for the Years Ended December 31, 2012, 2011, and 2010	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011, and 2010	F-8
Notes to Consolidated Financial Statements	F-9

Banco Latinoamericano
de Comercio Exterior, S. A.
and Subsidiaries

With Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2012 and 2011, and Related Consolidated Statements of Income, Comprehensive Income, Changes in Stockholders’ Equity and Cash Flows for Each of the Three Years in the Period Ended December 31, 2012

F-1

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Consolidated Financial Statements 2012, 2011 and 2010

Deloitte, Inc. Contadores Públicos Autorizados Apartado 0816-01558 Panamá, Rep. de Panamá Teléfono: (507) 303-4100 Facsimile: (507) 269-2386 infopanama@deloitte.com www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the “Bank”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte, Inc.

April 23, 2013

Panama, Republic of Panama

Auditoría . Impuestos . Consultoría . Asesoría Financiera.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2012 and 2011
(in US$ thousand, except share amounts)

	Notes	2012	2011
Assets
Cash and due from banks	4,23	6,718	12,814
Interest-bearing deposits in banks (including pledged deposits of $14,519 in 2012 and $23,994 in 2011)	4,23	700,312	830,670
Trading assets (including pledged securities to creditors of $1,262 in 2012 and $18,988 in 2011)	5,23	5,265	20,436
Securities available-for-sale (including pledged securities to creditors of $152,340 in 2012 and $375,492 in 2011)	6,23	183,017	416,300
Securities held-to-maturity (fair value of $34,149 in 2012 and $26,637 in 2011) (including pledged securities to creditors of $19,453 in 2012 and $17,486 in 2011)	6,23	34,113	26,536
Investment fund	7,23	105,888	120,425
Loans	8,23	5,715,556	4,959,573
Less:
Allowance for loan losses	9,23	72,976	88,547
Unearned income and deferred fees		7,100	6,697
Loans, net		5,635,480	4,864,329

Customers' liabilities under acceptances	23	1,157	1,110
Accrued interest receivable	23	37,819	38,168
Premises and equipment (net of accumulated depreciation and amortization of $11,688 in 2012 and $17,881 in 2011)	10	12,808	6,673
Derivative financial instruments used for hedging - receivable	21,23	19,239	4,159
Other assets	11	14,580	18,412
Total assets		6,756,396	6,360,032

Liabilities and stockholders' equity
Deposits:	12,23
Noninterest-bearing - Demand		580	680
Interest-bearing - Demand		131,295	66,906
Time		2,185,385	2,235,920
Total deposits		2,317,260	2,303,506

Trading liabilities	5,23	32,304	5,584
Securities sold under repurchase agreement	4,5,6,13,23	158,374	377,002
Short-term borrowings	14,23	1,449,023	1,323,466
Acceptances outstanding	23	1,157	1,110
Accrued interest payable	23	17,943	11,790
Borrowings and long-term debt	15,23	1,905,540	1,487,548
Derivative financial instruments used for hedging - payable	21,23	11,747	53,742
Reserve for losses on off-balance sheet credit risk	9	4,841	8,887
Other liabilities	11	28,348	22,568
Total liabilities		5,926,537	5,595,203

Commitments and contingencies	19,20,21,23,24

Redeemable noncontrolling interest		3,384	5,547

Stockholders' equity:	16,17,18,22,25
"Class A" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
"Class B" common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,531,926 in 2012 and 2011		20,683	20,683
"Class E" common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,271,067 in 2012 and 28,257,827 in 2011)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		121,419	130,177
Capital reserves		95,210	95,210
Retained earnings		422,048	372,644
Accumulated other comprehensive loss	6,21,22	(730)	(3,112)
Treasury stock	16	(91,452)	(115,617)
Total stockholders' equity		826,475	759,282

Total liabilities and stockholders' equity		6,756,396	6,360,032

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2012, 2011 and 2010
(in US$ thousand, except per share amounts)

	Notes	2012	2011	2010
Interest income:	21
Deposits with banks		1,876	1,351	839
Trading assets		69	1,758	3,133
Investment securities:
Available-for-sale		5,675	10,780	8,188
Held-to-maturity		721	880	285
Investment fund		880	2,341	2,198
Loans		183,216	140,317	104,835
Total interest income		192,437	157,427	119,478
Interest expense:	21
Deposits		12,944	8,818	8,531
Investment fund		109	323	963
Short-term borrowings		20,673	15,753	8,058
Borrowings and long-term debt		53,734	29,823	27,423
Total interest expense		87,460	54,717	44,975
Net interest income		104,977	102,710	74,503

Reversal of provision (provision) for loan losses	9	8,343	(8,841)	(9,091)

Net interest income, after reversal of provision (provision) for loan losses		113,320	93,869	65,412

Other income (expense):
Reversal of provision for losses on off-balance sheet credit risk	9	4,046	4,448	13,926
Fees and commissions, net		10,021	10,619	9,811
Derivative financial instruments and hedging	21	71	2,923	(1,446)
Recoveries, net of impairment of assets		0	(57)	233
Net gain (loss) from investment fund trading		7,011	20,314	(7,995)
Net gain (loss) from trading securities		11,234	(6,494)	(3,603)
Net gain on sale of securities available-for-sale	6	6,030	3,413	2,346
Net gain (loss) on foreign currency exchange		(10,525)	4,269	1,870
Gain on sale of premises and equipment	10	5,626	0	0
Other income, net		2,986	1,059	1,279
Net other income		36,500	40,494	16,421

Operating expenses:
Salaries and other employee expenses		33,171	27,825	22,251
Depreciation and amortization of premises and equipment		2,269	2,139	2,471
Professional services		4,053	4,151	3,977
Maintenance and repairs		1,936	1,634	1,615
Expenses from the investment fund		2,953	4,372	3,996
Other operating expenses		11,432	9,966	7,908
Total operating expenses		55,814	50,087	42,218

Net income from continuing operations		94,006	84,276	39,615

Net income (loss) from discontinued operations	3	(681)	(420)	206

Net income		93,325	83,856	39,821

Net income (loss) attributable to the redeemable noncontrolling interest		293	676	(2,423)

Net income attributable to Bladex		93,032	83,180	42,244

Amounts attributable to Bladex:

Net income from continuing operations		93,713	83,600	42,038
Net income (loss) from discontinued operations		(681)	(420)	206
		93,032	83,180	42,244
Earnings per share from continuing operations:
Basic	18	2.48	2.26	1.15
Diluted	18	2.47	2.25	1.14

Earnings (loss) per share from discontinued operations:
Basic	18	(0.02)	(0.01)	0.01
Diluted	18	(0.02)	(0.01)	0.01

Earnings per share:
Basic	18	2.46	2.25	1.15
Diluted	18	2.45	2.24	1.15

Weighted average basic shares	18	37,824	36,969	36,647
Weighted average diluted shares	18	37,938	37,145	36,814

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income
Years ended December 31, 2012, 2011 and 2010
(in US$ thousand)

	Notes	2012	2011	2010

Net income		93,325	83,856	39,821

Other comprehensive income (loss)

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains arising from the year	22	8,436	4,095	2,325
Less: reclassification adjustments for net gains included in net income	22	(5,775)	(2,079)	(2,825)
Net change in unrealized gains (losses) on securities available for sale		2,661	2,016	(500)

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains arising from the year	22	5,699	1,097	1,391
Less: reclassification adjustments for net (gains) losses included in net income	22	(5,427)	960	(1,172)
Net change in unrealized gains on derivative financial instruments		272	2,057	219

Foreign currency translation adjustment, net of hedges:
Current year change		(735)	(744)	-
Change in foreign currency translation adjustment		(735)	(744)	-

Other comprehensive income (loss)		2,198	3,329	(281)

Comprehensive income		95,523	87,185	39,540

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		109	676	(2,423)

Comprehensive income attributable to Bladex		95,414	86,509	41,963

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest
Years ended December 31, 2012, 2011 and 2010
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2010	279,980	134,820	95,210	301,389	(6,160)	(129,602)	675,637	34,900
Net income (loss)	-	-	-	42,244	-	-	42,244	(2,423)
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	9,900
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(23,427)
Other comprehensive loss	-	-	-	-	(281)	-	(281)	-
Compensation cost - stock options and stock units plans	-	2,099	-	-	-	-	2,099	-
Issuance of restricted stock	-	(909)	-	-	-	909	-	-
Exercised options and stock units vested	-	(2,195)	-	-	-	3,029	834	-
Repurchase of common stock "Class E"	-	-	-	-	-	(3)	(3)	-
Dividends declared	-	-	-	(23,480)	-	-	(23,480)	-
Balances at December 31, 2010	279,980	133,815	95,210	320,153	(6,441)	(125,667)	697,050	18,950
Net income	-	-	-	83,180	-	-	83,180	676
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	531
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(14,610)
Other comprehensive income	-	-	-	-	3,329	-	3,329	-
Compensation cost - stock options and stock units plans	-	2,311	-	-	-	-	2,311	-
Issuance of restricted stock	-	(609)	-	-	-	609	-	-
Exercised options and stock units vested	-	(5,340)	-	-	-	9,441	4,101	-
Dividends declared	-	-	-	(30,689)	-	-	(30,689)	-
Balances at December 31, 2011	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547
Net income	-	-	-	93,032	-	-	93,032	293
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	1,773
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(4,045)
Other comprehensive income (loss)	-	-	-	-	2,382	-	2,382	(184)
Compensation cost - stock options and stock units plans	-	2,271	-	-	-	-	2,271	-
Issuance of restricted stock	-	(771)	-	-	-	771	-	-
Exercised options and stock units vested	-	(10,258)	-	-	-	23,394	13,136	-
Dividends declared	-	-	-	(43,628)	-	-	(43,628)	-
Balances at December 31, 2012	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2012, 2011 and 2010
(in US$ thousand)

	2012	2011	2010
Cash flows from operating activities:
Net income	93,325	83,856	39,821
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(47,678)	17,177	(6,498)
Depreciation and amortization of premises and equipment	2,269	2,139	2,471
Provision (reversal of provision) for loan losses	(8,343)	8,841	9,091
Provision (reversal of provision) for losses on off-balance sheet credit risk	(4,046)	(4,448)	(13,926)
Impairment loss on assets	-	57	-
Net gain on sale of securities available-for-sale	(6,030)	(3,413)	(2,346)
Gain on sale of premises and equipment	(5,626)	-	-
Compensation cost - compensation plans	2,271	2,311	2,099
Amortization of premium and discounts on investments	3,075	6,912	7,597
Net decrease (increase) in operating assets:
Trading assets	14,338	29,766	(135)
Investment fund	14,537	46,866	30,284
Accrued interest receivable	349	(7,058)	(5,549)
Other assets	3,786	(7,498)	(24,409)
Net increase (decrease) in operating liabilities:
Trading liabilities	26,720	1,647	786
Accrued interest payable	6,153	1,706	(1,207)
Other liabilities	2,250	1,126	30,747
Net change from discontinued operating activities	(256)	200	213
Net cash provided by operating activities	97,094	180,187	69,039

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	9,475	(7,919)	6,507
Net decrease (increase) in deposits with original maturities greater than three months	30,000	(30,000)	-
Net increase in loans	(909,019)	(901,103)	(1,308,935)
Proceeds from the sale of loans	146,211	9,261	20,000
Acquisition of equipment and leasehold improvements	(10,823)	(2,220)	(1,281)
Proceeds from the sale of premises and equipment	8,023	-	-
Proceeds from the redemption of securities available-for-sale	15,277	19,484	33,074
Proceeds from the sale of securities available-for-sale	254,772	264,997	151,267
Proceeds from the redemption of securities held to maturity	7,050	13,500	-
Purchases of investments available-for-sale	(39,982)	(364,993)	(93,009)
Purchases of investments held-to-maturity	(14,811)	(7,050)	(33,196)
Net change from discontinued investing activities	(3)	(88)	(12)
Net cash used in investing activities	(503,830)	(1,006,131)	(1,225,585)

Cash flows from financing activities:
Net increase in due to depositors	13,754	482,581	564,679
Net increase (decrease) in short-term borrowings and securities sold under repurchase agreements	(93,071)	340,141	961,195
Proceeds from borrowings and long-term debt	817,827	824,139	212,960
Repayments of borrowings and long-term debt	(399,835)	(411,731)	(528,207)
Dividends paid	(39,714)	(29,505)	(22,720)
Subscriptions of redeemable noncontrolling interest	1,773	531	9,900
Redemptions of redeemable noncontrolling interest	(4,045)	(14,610)	(23,427)
Exercised stock options	13,136	4,101	834
Repurchase of common stock	-	-	(3)
Net cash provided by financing activities	309,825	1,195,647	1,175,211

Effect of exchange rate fluctuations on cash and cash equivalents	(68)	(852)	-

Net increase (decrease) in cash and cash equivalents	(96,979)	368,851	18,665
Cash and cash equivalents at beginning of the year	789,490	420,639	401,974
Cash and cash equivalents at end of the year	692,511	789,490	420,639

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	81,307	54,717	46,182

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

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercises control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, which serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”). In February 2012, Bladex Asset Management Inc., was registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

-	The Feeder is an entity in which Bladex Head office owns 98.06% and 95.84% as of December 31, 2012 and 2011, respectively. The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands. The Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in Bladex Latam Fundo de Investimento Multimercado, which was also incorporated under the laws of Brazil on July 26, 2011.

The objective of Bladex Latam Fundo de Investimento Multimercado (the “Brazilian Fund”) is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Latam Fundo de Investimento Multimercado is registered with the Brazilian Securities Commission (“CVM”). This fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. As of December 31, 2012 and 2011, Bladex Investimentos Ltda. holds 82.90% and 91.99%, respectively, of the Brazilian Fund’s net asset value.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owns the remaining 0.0001%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provides investment advisory services to Bladex Latam Fundo de Investimento Multimercado.

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

Clavex LLC, a former subsidiary of Bladex Holdings, was dissolved on April 7, 2011, and its net assets were transferred to its controlling entity. Clavex S. A., a former subsidiary of Bladex Head Office, was dissolved on August 30, 2011, and its net assets were transferred to its Head Office.

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

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

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

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

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

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

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

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the market value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

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

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

k)	Investment Fund

The Feeder records its investment in the Fund at fair value, which is the Feeder’s proportionate interest in the net assets of the Fund. The Fund invests in trading assets and liabilities that are carried at fair value. The Fund reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets (See Note 11).

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

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

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

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

o)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable market price of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

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

Premises and equipment, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization, except land, which was carried at acquisition cost. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years. The building was depreciated in a period of 40 years.

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

Notes to consolidated financial statements

t)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model. For the year 2010, the options’ expected term was calculated using the simplified weighted average method because the Bank did not have sufficient historical exercise data to provide for a reasonable basis to estimate expected term.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

u)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

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

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings. The Bank discontinues hedge accounting prospectively in the following situations:

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

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

v)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Other comprehensive income (loss) in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange item.

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

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

x)	Redeemable noncontrolling interest

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

During 2012 and 2011, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

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

This update is effective for interim and annual periods beginning on or after January 1, 2013. Entities should provide the disclosures required by this update retrospectively for all comparative periods presented. The Bank does not anticipate any material impact on its financial statements as a result of those disclosures.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

ASU 2012-04 – Technical Corrections and Improvements

The amendments in this update are intended to make minor improvements to the Accounting Standard Codification that are not expected to have a significant effect on current accounting practice. Additionally, these amendments will make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications.

This update is effective for annual periods beginning on or after December 15, 2012. The Bank is evaluating the potential impact of this update in its financial statements.

3.	Discontinued operations

In the fourth quarter of 2012, the Bank established a plan to divest the operations of the Asset Management unit. The Bank applied discontinued operations accounting to the operations of the Asset Management unit for the year ended December 31, 2012, in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations. Amounts reported in the consolidated financial statements of income and cash flows for the years ended December 31, 2011 and 2010 have been reclassified to conform to the presentation of discontinued operations in 2012. The reclassification of amounts in the consolidated statements of cash flows for the years 2011 and 2010 did not affect the totals of operating, investing and financing activities. The book value of assets of the Asset Management unit is not significant; so have not been reported as assets held-for-sale in the consolidated balance sheet.

The following table summarizes the operating results of the discontinued operations:

	Year ended December 31
(In thousands of US$)	2012	2011	2010

Other income:
Fees and commissions (1)	2,683	2,942	3,621
Other income	20	-	181
	2,703	2,942	3,802
Operating expenses:
Salaries and other employee expenses	(1,535)	(1,443)	(1,247)
Depreciation and amortization	(21)	(27)	(39)
Professional services	(699)	(731)	(968)
Maintenance and repairs	(7)	(5)	(1)
Other operating expenses	(1,122)	(1,156)	(1,341)
Total operating expenses	(3,384)	(3,362)	(3,596)
Net gain (loss) from discontinued operations	(681)	(420)	206

(1)	Includes management fees from the investment fund for $2,588 thousand, $2,832 thousand, and $3,106 thousand in years 2012, 2011 y 2010, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
(In thousands of US$)	2012	2011

Cash and due from banks	6,718	12,814
Interest-bearing deposits in banks	700,312	830,670
Total	707,030	843,484
Less:
Interest-bearing deposits with original maturities of more than three months	-	30,000
Pledged deposits	14,519	23,994
	692,511	789,490

On December 31, 2012 and 2011, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of December 31, 2012 and 2011, the Bank had pledged deposits of $11.5 million and $21.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
(In thousands of US$)	2012	2011

Trading assets:
Sovereign bonds	5,146	20,415
Cross-currency interest rate swaps	49	21
Forward foreign exchange	50	-
Future contracts	20	-
Total	5,265	20,436

Trading liabilities:
Interest rate swaps	100	748
Cross-currency interest rate swaps	32,182	4,836
Forward foreign exchange	22	-
Total	32,304	5,584

Sovereign bonds outstanding as of December 31, 2012, 2011 and 2010, have generated gains of $0.1 million during 2012 and 2010, respectively, and loss of $0.7 million during 2011 which have been recorded in earnings.

As of December 31, 2012 and 2011, bonds with a carrying value of $1.3 million and $19.0 million, respectively, secured repurchase agreements accounted for as secured borrowings and derivative financial instruments transactions.

During 2012, 2011 and 2010, the Bank recognized the following gains and losses related to trading derivative financial instruments:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	Year ended December 31,
(In thousands of US$)	2012	2011	2010

Interest rate swaps	(310)	(299)	(2,091)
Cross-currency interest rate swaps	11,537	(4,858)	(1,662)
Credit default swap	-	-	13
Forward foreign exchange	27	93	-
Future contracts	207	(29)	-
Total	11,461	(5,093)	(3,740)

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from the investment fund trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 21.

As of December 31, 2012 and 2011, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges of securities available-for-sale, and foreign-currency loans and borrowings, respectively that no longer qualify for hedge accounting. Hedge accounting of certain fair value hedges was discontinued during 2012. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest expense line over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of fair value hedge accounting are recorded in Net gain (loss) from trading securities.

As of December 31, 2012 and 2011, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	2012			2011
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	35,291	-	100	17,000	-	748
Cross-currency interest rate swaps	155,081	49	32,182	85,163	21	4,836
Forward foreign exchange	7,152	50	22	-	-	-
Future contracts	6,896	20	-	139	-	-
Total	204,420	119	32,304	102,302	21	5,584

6.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	13,581	158	-	13,739
Colombia	986	60	-	1,046
Chile	1,967	87	-	2,054
Peru	530	17	-	547
	17,064	322	-	17,386

Sovereign debt:
Brazil	28,783	1,965	-	30,748
Colombia	15,489	-	199	15,290
Chile	1,061	1	-	1,062
Honduras	15,986	224	-	16,210
Mexico	20,553	1,779	-	22,332
Panama	37,845	1,828	-	39,673
Venezuela	39,548	801	33	40,316
	159,265	6,598	232	165,631

Total	176,329	6,920	232	183,017

	December 31, 2011
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Brazil	45,937	152	2,094	43,995
Colombia	28,169	89	-	28,258
Peru	14,916	29	-	14,945
	89,022	270	2,094	87,198
Sovereign debt:
Brazil	44,541	2,401	376	46,566
Colombia	59,204	1,682	230	60,656
Guatemala	5,469	-	19	5,450
Honduras	16,384	-	166	16,218
Mexico	63,094	2,456	62	65,488
Panama	46,796	2,227	61	48,962
Peru	25,487	602	-	26,089
Venezuela	59,291	577	195	59,673
	320,266	9,945	1,109	329,102

Total	409,288	10,215	3,203	416,300

As of December 31, 2012 and 2011, securities available-for-sale with a carrying value of $152.3 million and $375.5 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	December 31, 2012
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Sovereign debt	10,188	79	10,009	153	20,197	232
	10,188	79	10,009	153	20,197	232

	December 31, 2011
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	33,366	2,094	-	-	33,366	2,094
Sovereign debt	110,589	1,109	-	-	110,589	1,109
	143,955	3,203	-	-	143,955	3,203

Gross unrealized losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers. The sovereign debt that shows an unrealized gross loss for more than twelve months relates to a counterparty whose payment performance is and continues to be strong. The price of the bond in question has seen a recovery during 2012. Historically, this counterparty has not failed to perform on its obligations. As of December 31, 2012 the Bank does not intent to sell and will not be required to sell this security available-for-sale showing gross unrealized losses before the recovery of its amortized cost. As a result, the Bank does not consider this exposure to be other-than temporary impaired.

The following table presents the realized gains and losses on sale of securities available-for-sale:

(In thousands of US$)	Year ended December 31,
	2012	2011	2010

Gains	6,141	3,825	2,346
Losses	(111)	(412)	-
Net	6,030	3,413	2,346

The amortized cost and fair value of securities available-for-sale by contractual maturity as of December 31, 2012, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	34,574	34,815
After 1 year but within 5 years	133,298	139,661
After 5 years but within 10 years	8,457	8,541
	176,329	183,017

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Panama	12,660	-	-	12,660

Sovereign debt:
Colombia	13,011	4	3	13,012
Honduras	6,442	9	19	6,432
Panama	2,000	45	-	2,045
	21,453	58	22	21,489

Total	34,113	58	22	34,149

	December 31, 2011
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value

Corporate debt:
Panama	7,050	-	-	7,050

Sovereign debt:
Colombia	13,015	40	-	13,055
Honduras	4,471	1	-	4,472
Panama	2,000	60	-	2,060
	19,486	101	-	19,587

Total	26,536	101	-	26,637

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of December 31, 2012, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	18,960	19,014
After 1 year but within 5 years	15,153	15,135
	34,113	34,149

As of December 31, 2012 and 2011, securities held-to-maturity with a carrying value of $19.4 million and $17.5 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

7.	Investment fund

The balance in the investment fund for $105.9 million as of December 31, 2012 and $120.4 million as of December 31, 2011 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

The Fund’s net assets are mainly composed by cash, investments in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets. For financial instruments for which quoted prices are not available, the Fund uses independent valuations from pricing providers that use valuation models considering market information.

As of December 31, 2012, the Feeder owns 97.95% of the Fund with a total of 79,335.7 shares issued, divided in 839.0 “Class A” shares, 846.4 “Class A1” shares and 77,650.3 “Class B” shares.

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

“Class A”, “Class A1” and “Class E” shares can be redeemed monthly by investors with 30 days’ notice. $100 million of the “Class B” shares can be redeemed starting in 2013.

8.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2012	2011

Corporations:
Private	2,202,613	2,089,520
State-owned	538,638	232,893
Banking and financial institutions:
Private	1,775,938	1,716,406
State-owned	416,085	447,757
Middle-market companies:
Private	681,912	445,731
Sovereign	100,370	27,266
Total	5,715,556	4,959,573

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2012	2011

Banking and financial institutions	2,192,023	2,164,163
Industrial	1,108,223	967,929
Oil and petroleum derived products	894,368	645,875
Agricultural	853,377	730,119
Services	210,925	264,895
Mining	22,122	37,723
Sovereign	100,370	27,266
Others	334,148	121,603
Total	5,715,556	4,959,573

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	December 31, 2012
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556

(In thousands of US$)	December 31, 2011
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,057,520	232,893	1,716,406	447,757	445,731	27,266	4,927,573
7	-	-	-	-	-	-	-
8	24,000	-	-	-	-	-	24,000
9	8,000	-	-	-	-	-	8,000
10	-	-	-	-	-	-	-
Total	2,089,520	232,893	1,716,406	447,757	445,731	27,266	4,959,573

(1)	Current ratings as of December 31, 2012 and 2011, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The remaining loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2012	2011
Current:
Up to 1 month	1,155,222	395,091
From 1 month to 3 months	1,475,201	1,110,307
From 3 months to 6 months	962,377	1,095,632
From 6 months to 1 year	752,822	767,526
From 1 year to 2 years	662,511	539,077
From 2 years to 5 years	692,884	1,000,486
More than 5 years	14,539	18,654
	5,715,556	4,926,773

Delinquent	-	800

Restructured and impaired:
Current balances with impairment	-	32,000
Past due balances with impairment	-	-
	-	32,000
Total	5,715,556	4,959,573

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2012	2011
Country:
Argentina	222,159	389,591
Belgium	30,692	-
Brazil	1,773,401	1,852,152
Chile	309,712	376,297
Colombia	450,037	734,213
Costa Rica	196,857	109,263
Dominican Republic	110,688	118,275
Ecuador	173,782	21,676
El Salvador	66,013	21,098
France	59,501	-
Germany	-	5,000
Guatemala	273,051	161,107
Honduras	70,701	45,509
Jamaica	9,772	1,768
Mexico	495,954	416,353
Netherlands	77,336	20,000
Nicaragua	10,169	9,995
Panama	277,144	118,526
Paraguay	27,060	30,286
Peru	841,032	341,784
Spain	9,695	340
Trinidad and Tobago	119,347	76,340
United States	2,925	-
Uruguay	108,528	110,000
	5,715,556	4,959,573

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	December 31,
	2012	2011

Fixed interest rates	3,282,876	2,360,115
Floating interest rates	2,432,680	2,599,458
	5,715,556	4,959,573

As of December 31, 2012 and 2011, 92% and 84%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information in non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2012	2011	2010

Loans in non-accrual status
Private corporations	-	32,000	28,000
Private middle-market companies	-	-	1,002
Total loans in non-accrual status	-	32,000	29,002
Interest which would have been recorded if the loans had not been in a non-accrual status	-	2,325	3,403
Interest income collected on non-accruing loans	2,288	2,375	3,335

An analysis of non-accruing loans with impaired balances as of December 31, 2012 and 2011 is detailed as follows:

(In thousands of US$)	December 31, 2012			2012
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	-	-	-	-	2,288
Total	-	-	-	-	2,288

(In thousands of US$)	December 31, 2011			2011
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest Income recognized
With an allowance recorded
Private corporations	32,000	32,000	14,800	26,860	2,375
Total	32,000	32,000	14,800	26,860	2,375

As of December 31, 2012 and 2011, there were no impaired loans without related allowance.

As of December 31, 2012 and 2011, the Bank did not have any troubled debt restructurings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	December 31, 2012
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,741,251	2,741,251
Banking and financial institutions	-	-	-	-	-	-	2,192,023	2,192,023
Middle-market companies	-	-	-	-	-	-	681,912	681,912
Sovereign	-	-	-	-	-	-	100,370	100,370
Total	-	-	-	-	-	-	5,715,556	5,715,556

(In thousands of US$)	December 31, 2011
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,322,413	2,322,413
Banking and financial institutions	-	-	-	-	-	-	2,164,163	2,164,163
Middle-market companies	-	-	-	-	-	800	444,931	445,731
Sovereign	-	-	-	-	-	-	27,266	27,266
Total	-	-	-	-	-	800	4,958,773	4,959,573

As of December 31, 2012 and 2011, the Bank has credit transactions in the normal course of business with 29% of its Class “A” and “B” stockholders (see Note 16). All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2012 and 2011, approximately 18% and 19%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2012, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the years 2012, 2011 and 2010, the Bank sold loans with a book value of $146.2 million, $9.3 million and $20 million, respectively, with a net gain of $1,147 thousand, $64 thousand and $201 thousand in 2012, 2011 and 2010, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

9.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

(In thousands of US$)	Year ended December 31, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses (1)	(8,887)	(1,704)	1,690	558	(8,343)
Loan recoveries and other	-	17	245	-	262
Loans written-off against the allowance for loan losses	(7,490)	-	-	-	(7,490)
Balance at end of the year	32,488	28,836	10,887	765	72,976

Components:
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total allowance for loan losses	32,488	28,836	10,887	765	72,976

(In thousands of US$)	Year ended December 31, 2011					Year ended December 31, 2010
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	54,160	18,790	5,265	400	78,615	73,789
Provision (reversal of provision) for loan losses (1)	(5,295)	10,017	4,312	(193)	8,841	9,091
Loan recoveries and other	-	1,716	440	-	2,156	996
Loans written-off against the allowance for loan losses	-	-	(1,065)	-	(1,065)	(5,261)
Balance at end of the year	48,865	30,523	8,952	207	88,547	78,615

Components:
Generic allowance	34,065	30,523	8,952	207	73,747	67,115
Specific allowance	14,800	-	-	-	14,800	11,500
Total allowance for loan losses	48,865	30,523	8,952	207	88,547	78,615

(1) It includes releases of specific reserves for $7,931 thousand during 2012, $1,600 thousand during 2011, and $1,031 thousand during 2010.

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The decrease in the generic allowance for loan losses in 2012 was primarily due to an increased exposure in countries, customers and type of transactions with better ratings and a decreased exposure in those with lower ratings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	December 31, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	32,488	28,836	10,887	765	72,976

Loans
Loans with generic allowance	2,741,251	2,192,023	681,912	100,370	5,715,556
Loans with specific allowance	-	-	-	-	-
Total loans	2,741,251	2,192,023	681,912	100,370	5,715,556

(In thousands of US$)	December 31, 2011
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	34,065	30,523	8,952	207	73,747
Specific allowance	14,800	-	-	-	14,800
Total of allowance for loan losses	48,865	30,523	8,952	207	88,547
Loans
Loans with generic allowance	2,290,413	2,164,163	445,731	27,266	4,927,573
Loans with specific allowance	32,000	-	-	-	32,000
Total loans	2,322,413	2,164,163	445,731	27,266	4,959,573

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Year ended December 31,
	2012	2011	2010

Balance at beginning of the year	8,887	13,335	27,261
Reversal of provision for losses on off-balance sheet credit risk	(4,046)	(4,448)	(13,926)
Balance at end of the year	4,841	8,887	13,335

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 19). The 2012’s decrease in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

10.	Premises and equipment

A breakdown of cost and accumulated depreciation and amortization for premises and equipment as of December 31, 2012 and 2011 is as follows:

(In thousands of US$)	December 31,
	2012	2011
Land	-	462
Leasehold improvements	7,194	1,646
Building	-	3,750
Furniture and equipment	17,302	18,696
	24,496	24,554
Less: accumulated depreciation and amortization	11,688	17,881
	12,808	6,673

In June 2012, the Bank recorded a gain on sale of premises and equipment of $5.6 million due to the sale of its former head office’s premises. The Bank’s new head office is located in leased premises at Business Park Tower V, in Panama City.

11.	Other assets and other liabilities

Following is a summary of other assets and other liabilities as of December 31, 2012 and 2011:

Other assets

(In thousands of US$)	December 31,
	2012	2011
Prepaid commissions	10,193	10,357
Accounts receivable	1,749	1,260
Equity investment in a private fund (at cost)	961	1,415
Other	1,677	5,380
	14,580	18,412

Other liabilities

(In thousands of US$)	December 31,
	2012	2011
Accruals and provisions	20,345	14,773
Accounts payable	6,045	5,417
Other	1,958	2,378
	28,348	22,568

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

12.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

(In thousands of US$)	December 31,
	2012	2011
Demand	131,875	67,586
Up to 1 month	1,194,102	1,474,088
From 1 month to 3 months	540,619	402,472
From 3 months to 6 months	281,120	196,016
From 6 months to 1 year	152,000	151,800
From 1 year to 2 years	7,000	-
From 2 years to 5 years	10,544	11,544
	2,317,260	2,303,506

The following table presents additional information about deposits:

(In thousands of US$)	December 31,
	2012	2011
Aggregate amounts of time deposits of $100,000 or more	2,185,277	2,233,044
Aggregate amounts of deposits in offices outside Panama	229,170	220,340
Interest expense paid to deposits in offices outside Panama	1,332	983

13.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $158.4 million and $377.0 million as of December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012, 2011 and 2010, interest expense related to financing transactions under repurchase agreements totaled $1.7 million, $2.1 million, and $1.5 million, respectively. These expenses are included in the interest expense – borrowings line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

14.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions, together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2012	2011
Advances from financial institutions:
At fixed interest rates	1,181,133	1,005,357
At floating interest rates	267,890	318,109
Total short-term borrowings	1,449,023	1,323,466

Average outstanding balance during the year	967,629	1,100,059

Maximum balance at any month-end	1,449,023	1,323,466

Range of fixed interest rates on borrowings in U.S. dollars	0.75% to 1.92%	0.84% to 2.64%

Range of floating interest rates on borrowings in U.S. dollars	1.06% to 1.99%	1.11% to 2.01%

Fixed interest rate on borrowings in Euros	0.70%	2.98%

Fixed interest rate on borrowings in Renminbis	-	6.65%

Floating interest rate on borrowings in Mexican pesos	5.14% to 5.25%	5.70%

Weighted average interest rate at end of the year	1.48%	1.84%
Weighted average interest rate during the year	1.79%	1.22%

The balances of short-term borrowings by currency, is as follows:

	December 31,
(In thousands of US$)	2012	2011

Currency
U.S. dollar	1,365,500	1,181,200
Euro	39,633	38,850
Mexican peso	43,890	93,109
Renminbis	-	10,307
Total	1,449,023	1,323,466

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

15.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2012	2011

Borrowings:
At fixed interest rates with due dates from April 2013 to September 2013	1,435	15,696
At floating interest rates with due dates from January 2013 to September 2014	1,296,785	1,426,237
Total borrowings	1,298,220	1,441,933

Debt:
At fixed interest rates with due dates from November 2014 to April 2017	453,373	45,615
At floating interest rates with due dates in March 2015	153,947	-
Total debt	607,320	45,615

Total borrowings and long-term debt outstanding	1,905,540	1,487,548

Average outstanding balance during the year	1,893,580	1,391,440

Maximum outstanding balance at any month-end	2,152,584	1,548,404

Fixed interest rates on debt in U.S. dollars	3.75%	1.50%

Range of floating interest rates on borrowings in U.S. dollars	0.68% to 2.40%	0.62% to 2.30%

Range of fixed interest rates on borrowings in Mexican pesos	7.60% to 9.90%	7.50% to 9.90%

Range of floating interest rates on borrowings and debt in Mexican pesos	5.50% to 6.34%	5.66% to 6.30%

Fixed interest rate on debt in Peruvian nuevos soles	6.50%	6.50%

Weighted average interest rate at the end of the year	2.92%	2.16%

Weighted average interest rate during the year	2.74%	1.94%

The balances of long-term debt and borrowings by currency, is as follows:

	December 31,
(In thousands of US$)	2012	2011

Currency
U.S. dollar	1,518,592	1,269,575
Mexican peso	338,760	172,358
Peruvian nuevo sol	48,188	45,615
Total	1,905,540	1,487,548

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its initials in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2012, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding as of December 31, 2012, are as follows:

(In thousands of US$)
Due in:	Outstanding

2013	412,151
2014	934,257
2015	153,947
2016	-
2017	405,185
1,905,540

16.	Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; can only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one to one.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2012:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total

Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2010	6,342,189	2,584,882	27,618,545	-	36,545,616
Conversions	-	(42,861)	42,860	-	(1)
Repurchase of common stock	-	-	(200)	-	(200)
Restricted stock issued - directors	-	-	38,115	-	38,115
Exercised stock options - compensation plans	-	-	82,106	-	82,106
Restricted stock units - vested	-	-	44,904	-	44,904
Outstanding at December 31, 2010	6,342,189	2,542,021	27,826,330	-	36,710,540
Conversions	-	(10,095)	10,095	-	-
Restricted stock issued - directors	-	-	25,541	-	25,541
Exercised stock options - compensation plans	-	-	325,996	-	325,996
Restricted stock units - vested	-	-	69,865	-	69,865
Outstanding at December 31, 2011	6,342,189	2,531,926	28,257,827	-	37,131,942
Conversions	-	-	-	-	-
Restricted stock issued - directors	-	-	32,317	-	32,317
Exercised stock options - compensation plans	-	-	895,674	-	895,674
Restricted stock units - vested	-	-	85,249	-	85,249
Outstanding at December 31, 2012	6,342,189	2,531,926	29,271,067	-	38,145,182

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands, except for share data)	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2010	318,140	10,708	568,010	15,655	4,548,075	103,239	5,434,225	129,602
Repurchase of common stock	-	-	-	-	200	3	200	3
Restricted stock issued - directors	-	-	-	-	(38,115)	(909)	(38,115)	(909)
Exercised stock options - compensation plans	-	-	-	-	(82,106)	(1,958)	(82,106)	(1,958)
Restricted stock units - vested	-	-	-	-	(44,904)	(1,071)	(44,904)	(1,071)
Outstanding at December 31, 2010	318,140	10,708	568,010	15,655	4,383,150	99,304	5,269,300	125,667
Restricted stock issued - directors	-	-	-	-	(25,541)	(609)	(25,541)	(609)
Exercised stock options - compensation plans	-	-	-	-	(325,996)	(7,775)	(325,996)	(7,775)
Restricted stock units - vested	-	-	-	-	(69,865)	(1,666)	(69,865)	(1,666)
Outstanding at December 31, 2011	318,140	10,708	568,010	15,655	3,961,748	89,254	4,847,898	115,617
Restricted stock issued - directors	-	-	-	-	(32,317)	(771)	(32,317)	(771)
Exercised stock options - compensation plans	-	-	-	-	(895,674)	(21,361)	(895,674)	(21,361)
Restricted stock units - vested	-	-	-	-	(85,249)	(2,033)	(85,249)	(2,033)
Outstanding at December 31, 2012	318,140	10,708	568,010	15,655	2,948,508	65,089	3,834,658	91,452

17.	Cash and stock-based compensation plans

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

Notes to consolidated financial statements

A. 2008 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for Directors and Executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments. Until the year 2011, the maximum aggregate number of shares which may be issued under this plan was two million “Class E” common shares. During 2012, the Board of Directors of the Bank approved to increase this maximum to three million “Class E” common shares. The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the Directors and Executives to whom the Award may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.

Restricted stocks are issued at the grant date, but are withheld by the Bank until the vesting date. Restricted stocks are entitled to receive dividends. A restricted stock unit is a grant valued in terms of the Bank’s stock, but no stock is issued at the grant date. Restricted stock units are not entitled to dividends. The Bank issues and delivers common stock at the vesting date of the restricted stock units.

During 2012, 2011 and 2010, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stock – Directors

In the years 2012, 2011 and 2010, the Board of Directors granted 32,317, 25,541 and 38,115 “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on July 17, 2012, October 16, 2012, July 15, 2011 and July 9, 2010 and July 10, 2009. Until the year 2011, the restricted stock vested in five years at a rate of 20% each year, beginning the year following the grant date. For grants beginning 2012, the Board of Directors of the Bank established a vesting period of four years, at a rate of 25% each year on the grant’s date anniversary. The fair value of restricted stock granted totaled $714 thousand in 2012, $462 thousand in 2011 and $475 thousand in 2010, of which $428 thousand, $414 thousand and $270 thousand were charged against income during 2012, 2011 and 2010, respectively. The remaining cost pending amortization of $1,326 thousand will be amortized over 3.20 years.

A summary as of December 31, 2012 of the restricted stock granted to Directors during the years 2010, 2011 and 2012 is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2010	62,938	$13.58
Granted	38,115	12.46
Vested	(13,026)	13.80
Outstanding at December 31, 2010	88,027	13.07
Granted	25,541	18.07
Vested	(31,563)	13.14
Outstanding at December 31, 2011	82,005	14.59
Granted	32,317	22.09
Vested	(23,493)	14.35
Outstanding at December 31, 2012	90,829	$17.32
Expected to vest	90,829	$17.32

The fair value of vested stock during the years 2012, 2011 and 2010 was $337 thousand, $415 thousand and $180 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $3.7 million in 2012, $1.7 million in 2011 and $2.4 million in 2010. In 2012, the distribution of the fair value in restricted stock units and stock purchase options was $3.2 million and $0.5 million, respectively. In the year 2011, the distribution of the fair value in restricted stock units and stock purchase options was $1.5 million and $0.2 million, respectively. In 2010, the distribution of the total grant was 50% in restricted stock units and 50% in stock purchase options.

The Bank grants one “Class E” share per each exercised option or vested restricted stock unit.

Restricted stock units:

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grants date. These stock units vest 25% each year on the grant date’s anniversary.

Compensation costs of the restricted stock units are amortized during the period of restriction. Costs charged against income during 2012, 2011 and 2010 due to the amortization of these grants totaled $1,317 thousand, $1,020 thousand and $742 thousand, respectively. The remaining compensation cost pending amortization of $3,076 thousand will be amortized over 2.26 years.

A summary as of December 31, 2012, 2011 and 2010 of the status of the restricted stock units granted to certain Executives and changes during the years 2010, 2011 and 2012 are presented below:

	Stock units	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2010	166,118	$10.20
Granted	101,496	12.04
Forfeited	-	-
Vested	(44,904)	10.59
Outstanding at December 31, 2010	222,710	10.96
Granted	94,496	15.84
Forfeited	(20,931)	12.63
Vested	(69,865)	11.09
Outstanding at December 31, 2011	226,410	12.80
Granted	181,598	17.52
Forfeited	(54,367)	13.88
Vested	(85,249)	12.31		$578
Outstanding at December 31, 2012	268,392	$15.93	2.11 years	$1,510
Expected to vest	268,392	$15.93		$1,510

The fair value of vested stock during the years 2012, 2011 and 2010 was $1,050 thousand, $775 thousand and $476 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2012, 2011 and 2010 was estimated using a binomial option-pricing model for 2012 and 2011 and the “Black-Scholes” option-pricing model for 2010, based on the following factors:

	2012	2011	2010
Weighted average fair value per option	$3.01	$2.92	$2.91
Weighted average expected term, in years	5.50	5.50	4.75
Expected volatility	33.35%	30%	37%
Risk-free rate	0.18% to 1.34%	2.52%	2.32%
Expected dividend	5.30%	4.50%	5.00%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2012, 2011 and 2010 as a result of the amortization of these plans amounted to $485 thousand, $765 thousand and $742 thousand, respectively. The remaining compensation cost pending amortization of $474 thousand will be amortized over a period of 2.04 years. A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2010	803,994	$11.58
Granted	420,777	13.52
Forfeited	(646)	15.43
Exercised	(82,106)	10.15
Outstanding at December 31, 2010	1,142,019	12.39
Granted	72,053	17.81
Forfeited	(58,067)	12.16
Exercised	(240,439)	12.27
Outstanding at December 31, 2011	915,566	12.87
Granted	182,420	18.93
Forfeited	(231,639)	15.82
Exercised	(442,675)	12.90
Outstanding at December 31, 2012	423,672	$13.83	4.15 years	$3,273
Exercisable	92,316	$12.45	2.12 years	$841
Expected to vest	331,356	$14.22	4.43 years	$2,432

The intrinsic value of exercised options during the years 2012, 2011 and 2010 was $3,375 thousand, $1,322 thousand and $383 thousand, respectively. During the years 2012, 2011 and 2010 the Bank received $5,709 thousand, $2,949 thousand and $834 thousand, respectively, from exercised options.

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

Related costs to outstanding restricted stock were charged against income totaled $41 thousand, $87 thousand and $108 thousand in 2012, 2011 and 2010, respectively. As of December 31, 2012, the Bank has no unrecognized compensation costs related to this plan.

A summary as of December 31, 2012 of restricted stock granted to Directors under this plan and changes during 2010, 2011 and 2012 is presented below:

	Shares	Weighted average grant date fair value
Non vested at January 1, 2010	14,673	$20.45
Granted	-	-
Vested	(5,756)	19.95
Non vested at December 31, 2010	8,917	20.77
Granted	-	-
Vested	(5,399)	20.39
Non vested at December 31, 2011	3,518	21.35
Granted	-	-
Vested	(3,518)	21.35
Non vested at December 31, 2012	-	$-
Expected to vest	-	$-

The total fair value of vested stock during the years ended December 31, 2012, 2011 and 2010 was $75 thousand, $110 thousand and $115 thousand, respectively.

C. Stock Option Plan 2006 – Directors and Executives (Discontinued)

The 2006 Stock Option Plan was terminated in 2008. The options granted under this plan expire seven years after the grant date. No grants were made after the 2007’s grant.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $25 thousand in 2011 and $221 thousand in 2010. As of December 31, 2011, there were no compensation costs pending amortization.

A summary as of December 31, 2012 of the share options granted to Directors and certain Executives and changes during 2010, 2011 and 2012 is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2010	207,706	$16.34
Forfeited	-	-
Outstanding at December 31, 2010	207,706	16.34
Forfeited	-	-
Exercised	(27,552)	16.34
Outstanding at December 31, 2011	180,154	16.34
Forfeited	-	-
Exercised	(130,350)	16.34
Outstanding at December 31, 2012	49,804	$16.34	1.12 years	$260
Exercisable at December 31, 2012	49,804	$16.34	1.12 years	$260

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

The intrinsic value of exercised options during the year ended December 31, 2012 and 2011 was $570 thousand and $45 thousand, respectively. During the year ended December 31, 2012 and 2011, the Bank received $2,130 and $450 thousand from exercised options, respectively. All options are available to be exercised as of December 31, 2012.

D. Indexed Stock Option Plan (Discontinued)

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain executives of the Bank, which was subsequently terminated in April 2006. The indexed stock options expire ten years after the grant date. The exercise price is adjusted based on the change in a customized Latin American general market index. As of December 31, 2012, there was no compensation cost pending amortization. Related costs charged against income amounted to $17 thousand in 2010.

A summary as of December 31, 2012 and changes during the years 2010, 2011 and 2012 of the indexed stock purchase options is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2010	385,469	$17.46
Forfeited	-	-
Exercised	-	-
Outstanding at December 31, 2010	385,469	17.98
Forfeited	-	-
Expired	(4,100)	11.87
Exercised	(55,433)	12.12
Outstanding at December 31, 2011	325,936	12.86
Forfeited	-	-
Expired	(3,542)	$14.48
Exercised	(322,394)	$16.41
Outstanding at December 31, 2012	-	$-	-	$-
Exercisable at December 31, 2012	-	$-	-	$-

The intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $1,213 and $235 thousand, respectively. During the years ended December 31, 2012 and 2011, the Bank received $5,292 thousand and $672 thousand, respectively, from exercised options.

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

Notes to consolidated financial statements

A summary of the status as of December 31, 2011 of the stock options granted and changes during 2010 and 2011 of these option plans is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)

Outstanding at January 1, 2010	11,735	29.89
Forfeited	-	-
Expired	(3,615)	23.16
Outstanding at December 31, 2010	8,120	32.88
Forfeited	-	-
Expired	(8,120)	32.88
Outstanding at December 31, 2011	-	$-	-	$-

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

	2012	2011	2010
Outstanding at beginning of year	1,812	17,746	18,755
Exercised	(1,278)	(15,934)	(1,009)
Outstanding at end of year	534	1,812	17,746

Related cost charged against income related to this plan amounted to $1 thousand in 2012 and 2011, and $11 thousand in 2010.

G. Other plans - Expatriate Officer Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2012, 2011 and 2010, the Bank charged to salaries expense $131 thousand, $119 thousand and $117 thousand, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2012 and 2011, the accumulated liability payable amounted to $198 thousand and $255 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

18.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2012	2011	2010

Net income from continuing operations attributable to Bladex for both basic and diluted EPS	93,713	83,600	42,038

Net income (loss) from discontinued operations	(681)	(420)	206
Net income attributable to Bladex for both basic and diluted EPS	93,032	83,180	42,244

Basic earnings per share from continuing operations	2.48	2.26	1.15
Diluted earnings per share from continuing operations	2.47	2.25	1.14

Basic income (loss) per share from discontinued operations	(0.02)	(0.01)	0.01
Diluted income (loss) per share from discontinued operations	(0.02)	(0.01)	0.01

Basic earnings per share	2.46	2.25	1.15
Diluted earnings per share	2.45	2.24	1.15

Weighted average common shares outstanding - applicable to basic EPS	37,824	36,969	36,647

Weighted average common shares outstanding
applicable to diluted EPS	37,824	36,969	36,647
Effect of dilutive securities (1):
Stock options and restricted stock units plans	114	176	167
Adjusted weighted average common shares outstanding applicable to diluted EPS	37,938	37,145	36,814

(1) As of December 31, 2011 and 2010, weighted average options of 72,053 and 760,284, respectively, were excluded from the computation of diluted earnings per share because the option’s exercise price was greater than the average quoted market price of the Bank’s common stock. As of December 31, 2012, the computation of earnings per share did not exclude any weighted average options.

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

(In thousands of US$)	December 31,
	2012	2011
Confirmed letters of credit	106,415	266,547
Stand-by letters of credit and guarantees - Commercial risk	25,167	18,899
Credit commitments	103,294	75,962
	234,876	361,408

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2012, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	219,421
From 1 to 2 years	1,000
From 2 to 5 years	13,791
After 5 years	664
234,876

As of December 31, 2012 and 2011 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)
Country:	2012	2011
Argentina	-	92
Bolivia	820	944
Brazil	23,630	41,116
Chile	6,084	12,367
Colombia	9,098	2,396
Costa Rica	1,000	11,661
Dominican Republic	1,535	1,603
Ecuador	79,760	215,272
El Salvador	625	2,025
Guatemala	180	501
Honduras	562	400
Jamaica	-	295
Mexico	27,289	14,677
Panama	58,219	1,801
Paraguay	-	81
Peru	2,843	2,467
Spain	-	9,660
Switzerland	-	500
United States of America	-	21,780
Venezuela	23,231	21,770
	234,876	361,408

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

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements

20.	Leasehold commitments

As of December 31, 2012, leasehold commitments are as follows:

(In thousands of US$)
Year
2013	2,330
2014	2,192
2015	2,013
2016	1,678
2017	1,587
Thereafter	17,438
Total minimum payments (1)	27,238

(1) Minimum payments have not been reduced by minimum sublease rentals of $1,318 thousand due in the future under non-cancelable subleases.

The following table presents an analysis of all operating leases:

	2012	2011	2010
Rent expense	2,468	1,403	875
Less: Sublease rentals	(386)	(129)	-
	2,082	1,274	875

21.	Derivative financial instruments for hedging purposes

As of December 31, 2012 and 2011, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2012			2011
	Nominal	Fair Value (1)		Nominal	Fair Value (1)
(In thousands of US$)	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	480,000	8,319	6,600	125,000	16	10,317
Cross-currency interest rate swaps	236,866	3,525	4,665	215,107	56	40,574
Cash flow hedges:
Interest rate swaps	-	-	-	20,000	-	512
Cross-currency interest rate swaps	42,001	7,333	23	42,336	3,549	-
Forward foreign exchange	75,733	62	411	53,264	249	2,339
Net investment hedges:
Forward foreign exchange	6,196	-	48	6,036	289	-
Total	840,796	19,239	11,747	461,743	4,159	53,742

Net gain on the ineffective portion of hedging activities (2)	71			2,849

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

Notes to consolidated financial statements

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217

Cross-currency interest rate swaps	3,740	Gain (loss) on foreign currency exchange	2,481	-
		Interest income – loans	(564)	-
Forward foreign exchange	1,742	Interest expense - borrowings	(169)	-
	-	Gain (loss) on foreign currency exchange	3,679	-
Total	5,699		5,427	-

Derivatives – net investment hedge
Forward foreign exchange	109	Gain (loss) on foreign currency exchange	-	-
Total	109		-	-

2011
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	987

Cross-currency interest rate swaps	2,270	Gain (loss) on foreign currency exchange	1,958	-

Forward foreign exchange	(2,160)	Interest income – loans	(124)	-
		Interest expense - borrowings	172	-
	-	Gain (loss) on foreign currency exchange	(2,966)	-
Total	1,097		(960)	-

Derivatives – net investment hedge
Forward foreign exchange	289	Gain (loss) on foreign currency exchange	-	-
Total	289		-	-

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

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(2,982)	4,776	1,794
	Interest expense – borrowings and debt	1,564	(12,022)	(10,458)
	Derivative financial instruments and hedging (ineffectiveness)	59	-	59

Cross-currency interest rate swaps	Interest income – loans	(239)	522	283
	Interest expense – borrowings and debt	8,024	(11,187)	(3,163)
	Derivative financial instruments and hedging (ineffectiveness)	12	-	12
	Gain (loss) on foreign currency exchange	5,873	(6,469)	(596)
		12,311	(24,380)	(12,069)

2011
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(6,857)	10,266	3,409
	Derivative financial instruments and hedging	74	-	74

Cross-currency interest rate swaps	Derivative financial instruments and hedging (ineffectiveness)	2,849	-	2,849
	Interest income – loans	(33)	55	22
	Interest expense – borrowings	4,352	(7,874)	(3,522)
	Gain (loss) on foreign currency exchange	(17,427)	17,475	48
		(17,042)	19,922	2,880

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

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 1.89 years.

The Bank estimates that approximately $42 thousand of gains reported in OCI as of December 31, 2012 related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged liabilities during the twelve-month period ending December 31, 2013.

The Bank estimates that approximately $82 thousand of losses reported in OCI as of December 31, 2012 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2013.

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

Notes to consolidated financial statements

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 5.

22.	Accumulated other comprehensive income (loss)

As of December 31, 2012, 2011 and 2010 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2010	(3,244)	(2,916)	-	(6,160)
Net unrealized gains arising from the year	2,325	1,391	-	3,716
Reclassification adjustment for gains included in net income (1)	(2,825)	(1,172)	-	(3,997)
Balance as of December 31, 2010	(3,744)	(2,697)	-	(6,441)
Net unrealized gains arising from the year	4,095	1,097	-	5,192
Reclassification adjustment for (gains) losses included in net income (1)	(2,079)	960	-	(1,119)
Foreign currency translation adjustment, net	-	-	(744)	(744)
Balance as of December 31, 2011	(1,728)	(640)	(744)	(3,112)
Net unrealized gains arising from the year	8,436	5,699	-	14,135
Reclassification adjustment for gains included in net income (1)	(5,775)	(5,427)	-	(11,202)
Foreign currency translation adjustment, net	-	-	(551)	(551)
Balance as of December 31, 2012	933	(368)	(1,295)	(730)

(1)    Reclassification adjustments include amounts recognized in net income during the current year that had been part of other comprehensive income (loss) in this and previous years.

23.	Fair value of financial instruments

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

Securities available for sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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

Investment fund

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

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

Notes to consolidated financial statements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	2012
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	5,146	-	-	5,146
Interest rate swap	49	-	-	49
Forward foreign exchange	-	50	-	50
Future contracts	20	-	-	20
Total trading assets	5,215	50	-	5,265

Securities available-for-sale
Corporate debt	17,386	-	-	17,386
Sovereign debt	165,355	276	-	165,631
Total securities available-for-sale	182,741	276	-	183,017
Investment fund	-	105,888	-	105,888
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	8,319	-	8,319
Cross-currency interest rate swaps	-	10,858	-	10,858
Forward foreign exchange	-	62	-	62
Total derivative financial instruments used for hedging - receivable	-	19,239	-	19,239
Total assets at fair value	187,956	125,453	-	313,409
Liabilities
Trading liabilities
Interest rate swaps	-	100	-	100
Cross-currency interest rate swaps	-	32,182	-	32,182
Forward foreign exchange	-	22	-	22
Total trading liabilities	-	32,304	-	32,304

Derivative financial instruments used for hedging – payable
Interest rate swaps	-	6,600	-	6,600
Cross-currency interest rate swaps	-	4,688	-	4,688
Forward foreign exchange	-	459	-	459
Total derivative financial instruments used for hedging - payable	-	11,747	-	11,747
Total liabilities at fair value	-	44,051	-	44,051

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	2011
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	20,415	-	-	20,415
Cross-currency interest rate swaps	-	21	-	21
Total trading assets	20,415	21	-	20,436
Securities available-for-sale
Corporate debt	87,198	-	-	87,198
Sovereign debt	328,544	558	-	329,102
Total securities available-for-sale	415,742	558	-	416,300
Investment fund	-	120,425	-	120,425
Derivative financial instruments - receivable
Interest rate swaps	-	16	-	16
Cross-currency interest rate swaps	-	3,605	-	3,605
Forward foreign exchange	-	538	-	538
Total derivative financial instruments - receivable	-	4,159	-	4,159
Total assets at fair value	436,157	125,163	-	561,320

Liabilities
Trading liabilities
Interest rate swaps	-	748	-	748
Cross-currency interest rate swaps	-	4,836	-	4,836
Total trading liabilities	-	5,584	-	5,584
Derivative financial instruments – payable
Interest rate swaps	-	10,829	-	10,829
Cross-currency interest rate swaps	-	40,574	-	40,574
Forward foreign exchange	-	2,339	-	2,339
Total derivative financial instruments – payable	-	53,742	-	53,742
Total liabilities at fair value	-	59,326	-	59,326

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

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	December 31, 2012
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	746,006	746,006	-	746,006	-
Securities held-to-maturity	34,113	34,149	19,444	14,705	-
Loans, net of allowance (1)	5,635,480	5,784,172	-	5,784,172	-
					-
Financial liabilities:
Instruments with carrying value that approximates fair value	2,494,734	2,494,824	-	2,494,824	-
Short-term borrowings	1,449,023	1,453,159	-	1,453,159	-
Borrowings and long-term debt	1,905,540	1,922,544	-	1,922,544	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	5,781	4,841	-	4,841	-

(1) The carrying value of loans is net of the Allowance for loan losses of $73.0 million for December 31, 2012.

(In thousands of US$)	December 31, 2011
	Carrying Value	Fair Value
Financial assets:
Instruments with carrying value that approximates fair value	882,762	882,762
Securities held-to-maturity	26,536	26,637
Loans, net of allowance (1)	4,864,329	4,913,473

Financial liabilities:
Instruments with carrying value that approximates fair value	2,693,408	2,692,832
Short-term borrowings	1,323,466	1,319,350
Borrowings and long-term debt	1,487,548	1,441,919
Commitments to extend credit, standby letters of credit, and financial guarantees written	10,497	9,807

(1) The carrying value of loans is net of the Allowance for loan losses of $88.5 million for December 31, 2011.

24.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

25.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of December 31, 2012, the Bank’s capital adequacy ratio is 17% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

26.	Business segment information

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The Asset Management unit was discontinued since the fourth quarter of 2012. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

In 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss. Current interest expense allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. Current operating expense allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior methodology allocated interest expenses and overhead operating expenses based on the segments average portfolio.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

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

Treasury incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the Investment Fund and the assets of the Brazilian Fund. Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, net interest margin related to the Feeder’s participation in the net interest margin of the Fund, derivative and hedging activities, net gain (loss) from investment fund trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses. Operating income from this segment also includes the net interest margin from the Brazilian Fund, as well as net gain (loss) from trading securities, fee income, and allocated operating expenses from the Brazilian Fund. The Treasury segment information for years 2011 and 2010 includes the results of the Investment Fund and the Brazilian Fund for those years, in order to conform to the presentation of this segment in 2012.

Since the fourth quarter of 2012, the Bank established a plan to divest the operations of the Asset Management unit, which are reported as discontinued operation in the following segment analysis.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In thousands of US$)	2012	2011	2010

COMMERCIAL
Interest income	183,365	140,697	104,822
Interest expense	(73,398)	(58,969)	(50,306)
Net interest income	109,967	81,728	54,516
Net other income (2)	12,216	11,001	10,306
Operating expenses	(38,322)	(34,895)	(28,304)
Net operating income (3)	83,861	57,834	36,518
Reversal of provision (provision) for loan and off-balance sheet credit losses	12,389	(4,393)	4,835
Recoveries, net of impairment of assets	-	(57)	233
Net income attributable to Bladex	96,250	53,384	41,586

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4)	5,708,456	4,982,876	4,059,943
Other assets and contingencies (5)	237,077	364,016	382,437
Total interest-earning assets, other assets and contingencies	5,945,533	5,346,892	4,442,380

TREASURY
Interest income	9,072	16,730	14,656
Interest expense	(14,062)	4,252	5,331
Net interest income	(4,990)	20,982	19,987
Net other income (expense) (2)	14,612	25,102	(8,044)
Operating expenses	(17,492)	(15,192)	(13,914)
Net operating income (3)	(7,870)	30,892	(1,971)
Reversal of provision (provision) for loan and off-balance sheet credit losses	-	-	-
Net income (loss)	(7,870)	30,892	(1,971)

Net income (loss) attributable to the redeemable noncontrolling interest	293	676	(2,423)
Net income (loss) attributable to Bladex	(8,163)	30,216	452

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,035,313	1,397,181	1,040,848
Third party participation	(3,384)	(5,547)	(18,950)
Total interest-earning assets and third participation	1,031,929	1,391,634	1,021,898

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	2012	2011	2010
TOTAL
Interest income	192,437	157,427	119,478
Interest expense	(87,460)	(54,717)	(44,975)
Net interest income	104,977	102,710	74,503
Net other income (2)	26,828	36,103	2,262
Operating expenses	(55,814)	(50,087)	(42,218)
Net operating income (3)	75,991	88,726	34,547
Reversal of provision (provision) for loans and off-balance sheet credit losses	12,389	(4,393)	4,835
Recoveries, net of impairment of assets	-	(57)	233
Net income – business segment	88,380	84,276	39,615
Net income (loss) attributable to the redeemable noncontrolling interest	___293	676	(2,423)
Net income attributable to Bladex – business segment	88,087	83,600	42,038
Other income unallocated - Gain on sale of premises and equipment	5,626	-	-
Discontinued operations (Note 3)	(681)	(420)	(206)
Net income attributable to Bladex	93,032	83,180	42,244

Total assets and contingencies (end of period balances):
Interest-earning assets (4 & 6)	6,743,769	6,380,057	5,100,791
Other assets and contingencies (5)	237,077	364,016	382,437
Third party participation	(3,384)	(5,547)	(18,950)
Total interest-earning assets, other assets and contingencies	6,977,462	6,738,526	5,464,278

(1)    The numbers set out in these tables have been rounded and accordingly may not total exactly.

(2)    Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.

Reconciliation of Net other income:
Net other income – business segment	26,828	36,103	2,262
Reversal of provision for losses on off-balance sheet credit risk	4,046	4,448	13,926
Recoveries, net of impairment of assets	-	(57)	233
Gain on sale of premises and equipment	5,626	-	-
Net other income – consolidated financial statements	36,500	40,494	16,421

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

Reconciliation of Total assets:
Interest-earning assets – business segment	6,743,769	6,380,057	5,100,791
Allowance for loan losses	(72,976)	(88,547)	(78,615)
Customers’ liabilities under acceptances	1,157	1,110	27,213
Premises and equipment	12,808	6,673	6,532
Accrued interest receivable	37,819	38.168	31,110
Derivative financial instruments used for hedging - receivable	19,239	4,159	2,103
Other assets	14,580	18,412	10,953
Total assets – consolidated financial statements	6,756,396	6,360,032	5,100,087

Geographic information is as follows:

	2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	173,663	155	17,894	725	192,437
Interest expense	(86,019)	-	(1,332)	(109)	(87,460)
Net interest income	87,644	155	16,562	616	104,977

Long-lived assets:
Premises and equipment, net	12,397	8	403	-	12,808

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements

	2011
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	144,491	114	10,595	2,227	157,427
Interest expense	(53,411)	-	(983)	(323)	(54,717)
Net interest income	91,080	114	9,612	1,904	102,710

Long-lived assets:
Premises and equipment, net	6,125	10	538	-	6,673

	2010
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total
Interest income	106,673	-	10,607	2,198	119,478
Interest expense	(41,266)	-	(2,746)	(963)	(44,975)
Net interest income	65,407	-	7,861	1,235	74,503

Long-lived assets:
Premises and equipment, net	6,039	-	493	-	6,532

27.	Subsequent events

On April 2, 2013, Bladex announced the finalization of its definitive agreement for the sale of its Asset Management Unit. The Asset Management Unit is being sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority-owned by former members of the Asset Management Unit. Bladex will continue to invest in the fund under Alpha4X’s management in its role as anchor investor for a period of up to three years.

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

/s/ RUBENS V. AMARAL, JR.
Rubens V. Amaral, Jr.
Chief Executive Officer

April 23, 2013

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