Form 20-F
period 2013-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2014-04-25
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

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

+507 210-8500

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

6,342,189	Shares of Class A Common Stock
2,520,422	Shares of Class B Common Stock
29,710,556	Shares of Class E Common Stock
0	Shares of Class F Common Stock
38,573,167	Total Shares of Common Stock

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

☒   Yes                          ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐   Item 17                          ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes                          ☒   No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

F.	Expenses of the Issue	92

Item 10.	Additional Information	92
A.	Share Capital	92
B.	Memorandum and Articles of Association	93
C.	Material Contracts	95
D.	Exchange Controls	95
E.	Taxation	95
F.	Dividends and Paying Agents	100
G.	Statement by Experts	100
H.	Documents on Display	100
I.	Subsidiary Information	100

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	101

Item 12.	Description of Securities Other than Equity Securities	106

PART II		107

Item 13.	Defaults, Dividend Arrearages and Delinquencies	107

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	107

Item 15.	Controls and Procedures	107

Item 16.	[Reserved]	109
Item 16A.	Audit and Compliance Committee Financial Expert	109
Item 16B.	Code of Ethics	109
Item 16C.	Principal Accountant Fees and Services	110
Item 16D.	Exemptions from the Listing Standards for Audit Committees	110
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	110
Item 16F.	Change in Registrant’s Certifying Accountant	110
Item 16G.	Corporate Governance	110
Item 16H.	Mine Safety Disclosure	111

PART III		111

Item 17.	Financial Statements	111

Item 18.	Financial Statements	111

Item 19.	Exhibits	112

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized supranational bank incorporated under the laws of the Republic of Panama, or Panama, and its consolidated subsidiaries. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States, or U.S., dollars. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its consolidated financial statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Schech at +507 210-8630. Written requests may also be sent via e-mail to cschech@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	the growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in Latin America and the Caribbean on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury and trading revenues;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance and provisions for credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	existing and future governmental banking and tax regulations, including Basel II and Basel III capital and leverage requirements and Basel Committee on Banking Supervision liquidity requirements as adopted in the countries in which the Bank does business, and the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, on the Bank’s business, business practices, and costs of operation as a foreign bank with offices in the United States of America (“United States” or “USA”);

•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2014 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and are stated in U.S. dollars. The consolidated financial statements for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 were audited by the independent registered public accounting firm Deloitte, Inc. The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2013, or the Consolidated Financial Statements, are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009
	(in $ thousand, except per share data and ratios)
Income Statement Data:
Interest income	$205,303	$192,437	$157,427	119,478	141,964
Interest expense	82,211	87,460	54,717	44,975	77,212
Net interest income	123,092	104,977	102,710	74,503	64,752
Reversal of provision (provision) for loan losses (1)	1,598	8,343	(8,841)	(9,091)	(18,293)
Net interest income, after reversal of provision (provision) for loan losses	124,690	113,320	93,869	65,412	46,459
Reversal of provision (provision) for losses on off-balance sheet credit risk (1)	(381)	4,046	4,448	13,926	3,463
Fees and commissions, net	13,669	10,021	10,619	9,811	6,452
Derivative financial instruments and hedging	353	71	2,923	(1,446)	(2,534)
Recoveries, net of impairment of assets	108	0	(57)	233	(120)
Net gain (loss) from investment fund trading	(6,702)	7,011	20,314	(7,995)	24,997
Net gain (loss) from trading securities	3,221	11,234	(6,494)	(3,603)	13,113
Net gain on sale of securities available-for-sale	1,522	6,030	3,413	2,346	546
Net gain (loss) on foreign currency exchange	(3,834)	(10,525)	4,269	1,870	613
Gain on sale of premises and equipment	0	5,626	0	0	0
Other income, net	2,232	2,986	1,059	1,279	1,451
Net other income	10,188	36,500	40,494	16,422	47,982
Total operating expenses	(54,306)	(55,814)	(50,087)	(42,218)	(38,674)
Net income from continuing operations	80,572	94,006	84,276	39,615	55,767
Net income (loss) from discontinued operations (2)	(4)	(681)	(420)	206	214
Net income	80,568	93,325	83,856	39,821	55,980
Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	293	676	(2,423)	1,118
Net income attributable to Bladex stockholders	84,753	93,032	83,180	42,244	54,862
Balance Sheet Data:
Interest-bearing deposits in banks	837,557	700,312	830,670	431,144	421,595
Trading assets	0	5,265	20,436	50,412	50,277
Securities available-for-sale	334,368	183,017	416,300	353,250	456,984
Securities held-to-maturity	33,759	34,113	26,536	33,181	0

As of and for the Year Ended December 31,
2013	2012	2011	2010	2009
(in $ thousand, except per share data and ratios)

Investment funds	118,661	105,888	120,425	167,291	197,575
Loans	6,148,298	5,715,556	4,959,573	4,064,332	2,779,262
Allowance for loan losses	72,751	72,976	88,547	78,615	73,789
Total assets	7,471,312	6,756,396	6,360,032	5,100,087	3,878,771
Total deposits	2,361,336	2,317,260	2,303,506	1,820,925	1,256,246
Trading liabilities	72	32,304	5,584	3,938	3,152
Securities sold under repurchase agreements and short-term borrowings and debt	2,991,527	1,607,397	1,700,468	1,360,327	399,132
Long-term borrowings and debt	1,153,871	1,905,540	1,487,548	1,075,140	1,390,387
Total liabilities	6,563,461	5,926,537	5,595,203	4,384,087	3,168,234
Capital stock	279,980	279,980	279,980	279,980	279,980
Total stockholders’ equity	857,952	826,475	759,282	697,050	675,637
Weighted average basic shares	38,406	37,824	36,969	36,647	36,493
Weighted average diluted shares	38,533	37,938	37,145	36,814	36,571
Per Common Share Data:
Basic earnings per share	2.21	2.46	2.25	1.15	1.50
Diluted earnings per share	2.20	2.45	2.24	1.15	1.50
Book value per share (period end)	22.24	21.67	20.45	18.99	18.49
Regular cash dividends per share	1.25	1.10	0.85	0.67	0.60
Special cash dividends per share	0.00	0.00	0.00	0.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets (3)	1.20%	1.51%	1.46%	0.97%	1.38%
Return on average stockholders’ equity (3)	10.02%	11.57%	11.40%	6.21%	8.60%
Net interest margin (4)	1.75%	1.70%	1.81%	1.70%	1.62%
Net interest spread (4)	1.55%	1.44%	1.62%	1.43%	1.12%
Total operating expenses to total average assets (3)	0.77%	0.90%	0.88%	0.97%	0.97%
Regular cash dividend payout ratio	56.64%	44.72%	37.78%	58.12%	39.91%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Liquidity Ratios:
Liquid assets (5) / total assets	11.12%	10.21%	12.36%	8.25%	10.36%
Liquid assets (5) / total deposits	35.18%	29.78%	34.11%	23.10%	32.00%
Asset Quality Ratios:
Non-accrual loans to total loans (6)	0.05%	n.m.(*)	0.65%	0.71%	1.82%
Impaired loans to total loans (6)	0.05%	n.m.(*)	0.65%	0.71%	1.29%
Charged-off loans to total loans	0.00%	0.13%	0.02%	0.13%	0.00%
Allowance for loan losses to total loans, net of unearned income and deferred commission	1.18%	1.28%	1.79%	1.94%	2.66%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.08%	2.05%	2.45%	3.50%	8.28%
Capital Ratios:
Stockholders’ equity to total assets	11.48%	12.23%	11.94%	13.67%	17.42%
Average stockholders’ equity to total average assets (3)	12.01%	13.03%	12.83%	15.62%	16.06%
Leverage ratio (7)	8.7	x	8.2	x	8.4	x	7.3	x	5.7	x
Tier 1 capital to risk-weighted assets (8)	15.9%	17.9%	18.6%	20.5%	25.8%
Total capital to risk-weighted assets (9)	17.1%	19.2%	19.9%	21.8%	27.0%
Risk-weighted assets	$5,472,589	$4,609,221	$4,090,333	$3,416,782	$2,633,482

(*)	“n.m.” means not meaningful.
(1)	Includes reversal of provision (provision) for loan losses and for losses on off-balance sheet credit risks. For information regarding reversal of provision (provision) for credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(2)	On April 2, 2013 the Bank reached a final agreement to sell its Asset Management Unit to Alpha4X Asset Management, LLC and its related companies (“Alpha4X”). The Bank applied discontinued operations accounting to the operations of the Asset Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations. The amounts reported for the years ended December 31, 2011, 2010, and 2009 have been reclassified to conform with the presentation of discontinued operations in 2012. See Item 4.B, “Business Overview-Overview”, for a discussion of the Asset Management Unit.
(3)	Average assets and average stockholders’ equity are calculated on the basis of unaudited daily average balances.
(4)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(5)	Liquid assets consist of investment-grade “A” securities, and cash and due from banks, excluding pledged deposits. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements” Notes 4 and 6 to the Audited Financial Statements.
(6)	As of December 31, 2013 the Bank had $3 million in non-accrual status, all of which corresponded to impaired loans. As of December 31, 2012, the Bank did not have any loans in non-accrual status. As of December 31, 2011 and 2010 non-accrual loans amounted $32 million and $29 million, respectively, all of which corresponded to impaired loans. As of December 31, 2009, non-accrual loans amounted $51 million, of which $36 million corresponded to impaired loans. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(7)	Leverage ratio is the ratio of total assets to stockholders’ equity.

(8)	Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.
(9)	Total capital refers to Tier 1 capital plus Tier 2 capital, based on Basel I capital adequacy guidelines. Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

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

As of December 31, 2013, approximately 38% of the Bank’s funding represents short-term borrowings and debt from international private banks, which compete with the Bank in its credit extension activity. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

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

As of December 31, 2013, approximately 78% of the Bank’s total deposits represented deposits from central and state-owned banks, and 14% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions.

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

It is difficult to predict whether the Bank’s credit portfolio, including the Bank’s foreign trade portfolio, will continue to grow in the future at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s credit portfolio. Additionally, the future expansion of Bladex’s credit portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in credit risk reserves, which could negatively impact the Bank’s operating results and financial position. Non-performing or low credit quality loans can negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total loan portfolio. In particular, the amount of its reported non-performing and/or non-accruing loans may increase in the future as a result of growth in its loan portfolio, including loan portfolios that the Bank may acquire in the future, or factors beyond the Bank’s control, such as the impact of economies trends and political events affecting the Region, events affecting certain industries or events affecting financial markets and global economies.

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

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend continued accelerating in recent years as the credit crisis led to numerous mergers and asset acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases.

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

Panamanian laws and regulations, including future government restrictions on interest rates or changes in reserves and capitalization requirements, may have a material adverse effect on the Bank.

The Bank is subject to extensive laws and regulations regarding the Bank organization, operations, lending and funding activities, capitalization and other matters. In 2010, the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel committee, proposed comprehensive changes to the liquidity coverage ratio and liquidity risk monitoring tools, known as Basel III. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá, or the Superintendency) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties.

Legislation regarding the financial services industry may subject the Bank to significant and extensive regulation, which may have an impact on the Bank’s operations.

On July 21, 2010, the Dodd-Frank Act, was signed into law in the United States. The Dodd-Frank Act is intended primarily to overhaul the financial regulatory framework in the United States following the global financial crisis and may impact substantially all financial institutions including the Bank. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion. The Bank is closely monitoring this rulemaking process, and analyzing, the impact of new rules on the Bank’s business. On December 10, 2013, pursuant to the Dodd-Frank Act, federal banking and securities regulators issued final rules to implement Section 619 of the Dodd-Frank Act (the Volcker Rule). Generally, subject to a transition period and certain exceptions, the Volcker Rule restricts banks from: (i) short-term proprietary trading as principal in securities and other financial instruments, and (ii) sponsoring or acquiring or retaining an ownership interest in private equity and hedge funds. After the transition period, the Volcker Rule prohibitions and restrictions will apply to banking entities, including the Bank, unless an exception applies. We are analyzing the impact of the Volcker Rule on our investment portfolio and changes to our investment strategies may occur.

The Bank, as a foreign financial institution (FFI), will be subject to provisions of the U.S. Foreign Account Tax Compliance Act (FATCA). Pursuant to this legislation, the Bank entered on April 23, 2014 into an agreement with the Internal Revenue Service (IRS), which will require the Bank to identify U.S. accounts, report certain information regarding the U.S. accounts to the IRS and withhold a 30% tax on “pass-thru payments” made to non-participating FFIs or accountholders that fail to provide requested information.

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

The Bank’s credit activities are concentrated in a number of countries. Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2013, approximately 63% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($1,805 million, or 26%), Colombia ($838 million, or 12%), Peru ($662 million, or 9%), Mexico ($572 million, or 8%), and Chile ($532 million, or 8%).

In addition, as of December 31, 2013, of the Bank’s total credit portfolio balances, 7% were to five borrowers in Chile, 6% were to five borrowers in Brazil, 6% were to five borrowers in Colombia, 5% were to five borrowers in Peru, and 3% were to five borrowers in Mexico. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

See Item 4.B. “Information on the Company—Business Overview—Developments During 2013”.

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

The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities.  Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

On June 17, 2009, the Bank changed its name from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.,” although it continues to operate under the commercial name of “Bladex.”

The Bank offers its services through its head office in Panama City, its subsidiaries and offices in New York City, including its agency, or the New York Agency, its subsidiaries in Brazil, its international administrative office in Miami, or the Florida Administrative Office, and its representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru and in Bogota, Colombia, as well as through a worldwide network of correspondent banks. Bladex’s shares of Class E common stock are listed on the New York Stock Exchange Euronext, or NYSE , under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representação Ltda. is 99.999% owned by Bladex Head Office and 0.001% owned by Bladex Holdings Inc.

Bladex Holdings Inc., or Bladex Holdings, is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, USA, on May 30, 2000. Bladex Holdings exercised control over Bladex Asset Management Inc., or Bladex Asset Management, incorporated on May 24, 2006 under the laws of the State of Delaware, USA, which, until its dissolution, provided investment management services to Bladex Offshore Feeder Fund, or the Feeder, and Bladex Capital Growth Fund, or the Fund. On September 8, 2009, Bladex Asset Management was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which was mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA. Bladex Asset Management Inc. was dissolved, in the Republic of Panama on July 5, 2013 and, in the USA on September 18, 2013, and its net assets were transferred to the Head Office. Bladex Holdings maintains ownership in two companies: Bladex Representacao Ltda. and Baldex Investimentos Ltda.

The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invested substantially all its assets in the Fund, which was also incorporated under the laws of the Cayman Islands.

Bladex Head Office owned 50% of the equity shares of BCG PA LLC, or BCG, a company incorporated under the laws of the State of Delaware, USA. BCG owned “Class C” shares of the Fund, which were sold as part of the sale of the Asset Management Unit. The “Class C” shares entitled BCG to receive a performance allocation on third-party investments in the Feeder and in the Fund. BCG was dissolved on August 14, 2013 and its net assets were transferred to its investors.

Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings owns the remaining 1%. Bladex Investimentos Ltda. has invested substantially all its assets in an investment fund incorporated in Brazil (“the Brazilian Fund”), registered with the Brazilian Securities Commission, (“CVM”). The Brazilian Fund is a non-consolidating variable interest entity, or VIE.

The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

BLX Brazil Ltd. was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owned 99.8% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owned 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda., or BAM Brazil, and Bladex Asset Management owned the remaining 0.0001%. BAM Brazil was incorporated under the laws of Brazil on January 6, 2011, and provided investment advisory services to the Brazilian Fund. BLX Brazil Ltd. and BAM Brazil were sold as part of the sale of the Asset Management Unit.

On April 2, 2013, Bladex reached a definitive agreement to sell its Asset Management Unit. The Asset Management Unit was sold to Alpha4X Asset Management, LLC (“Alpha4X”), a company majority-owned by former executives of the Asset Management Unit. The Bank has a committed to remain an investor in these funds, net of annual contractual redemptions, until to March 31, 2016. As part of the agreement, a subsidiary of XL Group plc will also become an anchor investor in the Fund under Alpha4X’s management. The sale agreement included, among other terms, the transfer of the Bank's participation in BLX Brazil Ltd. and BAM Brazil, the termination of the investment advisory contracts between Bladex Asset Management Inc. and the Feeder and the Fund, and the change of name of Bladex Offshore Feeder Fund to Alpha4X Feeder Fund, of Bladex Capital Growth Fund to Alpha4X Capital Growth Fund, and of Bladex Latam Fundo de Investimento Multimercado to Alpha4X Latam Fundo de Investimento Multimercado.

Bladex Head Office has a participation of 55.87% in Alpha4X Feeder Fund (formerly Bladex Offshore Feeder Fund), a fund constituted under the laws of the Cayman Islands, that invests substantially all its assets in Alpha4X Capital Growth Fund (formerly Bladex Capital Growth Fund), which is also incorporated under the laws of the Cayman Islands (see Note 7). Alpha4X Feeder Fund is a VIE, and has been consolidated in these consolidated financial statements. Both funds, Alpha4X Feeder Fund and Alpha4X Capital Growth Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of these Funds is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

On June, 2012, the Bank’s headquarters office were relocated to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Panama, and its telephone number is +507 210-8500. Bladex’s New York Agency its located at 370 Lexington Avenue, Suite 500, New York, NY 10017, and its telephone number is (212) 754-9191.

The Bank’s financial statements are prepared in accordance with U.S. GAAP.

See Item 18. “Financial Statements,” notes 1, 2(a), 3 and 7.

B.	Business Overview

Overview

The Bank’s mission is to provide seamless support to Latin America’s foreign trade, while creating value for its stockholders. The Bank is principally engaged in providing trade financing to selected commercial banks, corporations and middle-market companies in the Region. The Bank’s lending and investing activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks, and by sales of the Bank’s debt securities to financial institutions and investors in Asia, Europe, North America and the Region. The Bank does not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

Bladex intermediates in the financial and capital markets throughout the Region, through two business segments.

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities relating to the commercial portfolio. The division’s portfolio includes the loan portfolio (bilateral and syndicated trade and non-trade finance lending, short and medium term loans), selected deposits placed, equity investments, customer liabilities under acceptances and contingencies (including confirmed and stand-by letters of credit and guarantees covering commercial risk, credit commitments). The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing, asset-based financing in the form of factoring, vendor financing and leasing.

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, the Bank’s investments in investment funds, and the management of the Bank’s interest rate, liquidity, price and currency risks.

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

The Asset Management Unit, which was comprised of the Bank’s interests in BAM Brazil, BCG, BLX Brazil Ltd. and Bladex Asset Management, was responsible for the Bank’s asset management activities, including its investments in the Investment Fund and the Brazilian Fund. Following the sale of the Bladex Asset Management Unit in April 2013, the Treasury Division now comprises the Bank’s remaining investment in the investment funds.

As of December 31, 2013, the Bank had 62 employees, or 32% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

See Item 18. “Financial Statements,” note 7.

Developments During 2013

After years of modest growth or outright recession, recovery appears to be taking hold in high-income economies. Among the three major high-income economies (the USA, the Euro Area, and Japan), the recovery appears the most advanced in the USA.

Growth in emerging markets remained at levels higher than most developed economies; however, the growth patterns tended to become more disparate amongst emerging market economies. In China, uncertainty regarding the sustainability of its growth and the possibility of a hard landing alleviated throughout the course of the year, although some of the more recent economic data once again suggested performance below market expectations. Moderate global trade growth, less supportive commodity markets, and domestic challenges curbed growth in 2013 in some parts of the Region. Real gross domestic product, or GDP, grew by 2.5 percent in 2013, broadly unchanged from 2012. Growth in regional merchandise exports was modest in 2013. Prices of agriculture products, base metals and precious metals fell compared to the prior year, resulting in a widening of the Region’s current account deficit from 1.7 percent of GDP in 2012 to 2.6 percent in 2013.

Despite increased volatility brought about the prospect of the commencement of reducing monetary stimuli in the United States, gross capital flows to the Region increased to $178 billion in 2013, compared with $150 billion in 2012. However, key regional currencies depreciated, losing 3 to 13 percent of their values. The depreciated currencies have provided support to the recent strengthening of exports in some of the Region’s economies, notwithstanding softer commodity prices.

Domestic demand also softened in 2013, from cyclical highs reached in prior years, as private and government consumption growth moderated from well over 3 percent in 2012 to 2.6 percent and 2.2 percent, respectively, in 2013.

The Bank’s full-year 2013 financial results showed a strengthening of core business activities and income. Average portfolio growth, net interest margin evolution, and fee income generation were stronger, as the Bank´s core competencies allowed it to compete effectively within challenging financial sector and debt capital markets conditions. Bladex’s growth was achieved without compromising credit quality, as the portfolio mix shifted towards better-quality clients, average tenors were maintained, and overall expenses were reduced year-on-year.

Net income attributable to Bladex stockholders amounted to $84.8 million, or $2.21 per share compared to $93.0 million, or $2.46 per share in 2012. The decrease in net income compared to 2012 was attributable primarily to losses from the participation in investment funds, lower reversals of provisions for credit losses and the absence of non-recurring gains on the sale of premises and equipment in 2012 associated with the relocation of the Bank’s headquarters.

Fees and commissions totaled $13.7 million for the year 2013, an increase of $3.6 million, or 36%, compared to $10.0 million achieved in 2012, mostly driven by an increase in the activity in the letter of credit business, and by loan intermediation fees from mandated transactions reflecting the Bank’s progress in establishing its structured finance and syndication platform.

The Bank’s Tier 1 capitalization stood at 15.9% as of December 31, 2013, with leverage at 8.7 times, as the Bank continued to deploy capital towards business growth, compared with 17.9% of Tier 1 capital and 8.2 times, as of December 31, 2012.

Liquidity totaled $831 million as of December 31, 2013, compared to $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management, in particular by increasing its liquidity position as a preventive measure as a result of heightened market volatility. The ratio of liquid assets to total assets stood at 11.1% as of December 31, 2013, compared to 10.2% as of December 31, 2012.

On December 10, 2013, the Bank’s Board of Directors, or the Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.30 to $0.35 per share pertaining to the fourth quarter of 2013. This 17% increase in quarterly dividends reaffirmed the Bank’s commitment to continuing its established dividend approach that reflects the development and growth of the Bank’s core business.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Net Income Attributable to Bladex” and Item 18, “Financial Statements,” note 27.

Strategies for 2014 and Subsequent Years

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

Targeted growth in expanding and diversifying the Bank’s client base

The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations and middle-market companies, including through participation in bilateral and co-financed transactions. The Bank intends to continue to cultivate existing and new longstanding client relationships through the quality of the Bank’s services and the Bank’s agile decision-making and credit approval processes.

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

The Bank’s management believes that the Bank is well positioned to comply with its objective to provide seamless support to Latin America’s foreign trade and economic integration in the Region, while creating value for its stockholders.

Lending Policies

The Bank extends credit directly to financial institutions, corporations and middle market companies within the Region. The distinction between corporations and middle-market companies depends on the client level of annual sales in relation to the country risk, among other criteria. The Bank finances import and export transactions for all types of goods and products, with the exception of articles such as weapons, ammunition, military equipment, hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers in the light of credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

Due to the nature of trade finance, the Bank’s loans are generally unsecured. However, in certain instances, based upon the Bank’s credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank has determined that the level of risk involved may require that a loan be secured by collateral.

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

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not required to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 58% of such credit as of December 31, 2013. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law (see Item 4.B. “Information on the Company—Business Overview—Regulations—Panamanian Law”), provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2013, the legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $214 million, and for financial institutions and financial groups amounted to $257 million. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2013, the Bank was in compliance with regulatory legal lending limits. See Item 4.B, “Information on the Company—Business Overview—Regulations—Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the commercial portfolio and investment securities portfolio, increased to $6,998 million as of December 31, 2013, from $6,170 million as of December 31, 2012, and from $5,814 million as of December 31, 2011. The $828 million, or 13%, credit portfolio increase during 2013 was largely attributable to increased demand from the Bank’s established client base of corporations ($621 million, or 20%), and financial institutions ($304 million, or 13%) segments, partially offset by decreased demand of $97 million, or 14%, in the middle-market companies segment.

Commercial Portfolio

The commercial portfolio includes the loan portfolio, selected deposits placed, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit and guarantees covering commercial risk and credit commitments).

The Bank’s commercial portfolio increased to $6,630 million as of December 31, 2013, an 11% increase from $5,953 million as of December 31, 2012, and a 24% increase from $5,354 million as of December 31, 2011. The increase in 2013 was largely attributable to growing demand from the Bank’s established client base of corporations (which grew by $576 million, or 20%) and financial institutions (by $199 million, or 9%), which was partially offset by a decrease of $97 million, or 14%, in the middle-market segment.

As of December 31, 2013, 58% of the Bank’s commercial portfolio represented trade-related credits, and the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade. The corporation segment represented 53% of the total commercial portfolio, of which 68% represented trade financing.

The following table sets forth the distribution of the Bank’s commercial portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2013(1)%		2012(2)%		2011(3)%		2010(4)%		2009(5)%
	(in $ million, except percentages)
Loans	$6,148	92.7	$5,716	96.0	$4,960	92.6	$4,064	91.4	$2,779	89.4
Selected deposits placed	0	0.0	0	0.0	30	0.6	0	0.0	0	0.0
Contingencies and other assets	482	7.3	237	4.0	364	6.8	382	8.6	331	10.6
Total	$6,630	100.0	$5,953	100.0	$5,354	100.0	$4,446	100.0	$3,110	100.0
(1)	Includes non-accrual loans for $3 million as of December 31, 2013.
(2)	There were nil non-accrual loans as of December 31, 2012.
(3)	Includes non-accrual loans for $32 million as of December 31, 2011.
(4)	Includes non-accrual loans for $29 million as of December 31, 2010.
(5)	Includes non-accrual loans for $51 million as of December 31, 2009.

Loan Portfolio

As of December 31, 2013, the Bank’s total loans amounted to $6,148 million, compared to $5,716 million as of December 31, 2012 and compared to $4,960 million as of December 31, 2011. As of December 31, 2013, 73% of the Bank’s loans were scheduled to mature within one year.

As of December 31, 2013, the Bank had non-accrual loans for $3 million (or 0.05% of loan portfolio), compared to nil non-accrual loans as of December 31, 2012, and compared to $32 million (or 0.65% of loan portfolio) as of December 31, 2011.

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

Loans by Country Risk

The following table sets forth the distribution of the Bank’s loans by country risk at the dates indicated:

	As of December 31,
	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans
	(in $ million, except percentages)
Argentina	$190	3.1	$222	3.9	$390	7.9	$237	5.8	$73	2.6
Belgium	0	0.0	31	0.5	0	0.0	0	0.0	0	0.0
Brazil (1)	1,709	27.8	1,773	31.0	1,852	37.3	1,583	38.9	1,335	48.0
Chile	491	8.0	310	5.4	376	7.6	328	8.1	258	9.3
Colombia	702	11.4	450	7.9	734	14.8	585	14.4	200	7.2
Costa Rica	410	6.7	197	3.4	109	2.2	88	2.2	83	3.0
Dominican Republic	191	3.1	111	1.9	118	2.4	135	3.3	31	1.1
Ecuador	126	2.0	174	3.0	22	0.4	18	0.4	23	0.8
El Salvador	123	2.0	66	1.2	21	0.4	39	1.0	41	1.5
France	101	1.6	60	1.0	0	0.0	0	0.0	0	0.0
Germany	0	0.0	0	0.0	5	0.1	0	0.0	0	0.0
Guatemala	200	3.3	273	4.8	161	3.2	92	2.3	74	2.7

	As of December 31,
	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans
	(in $ million, except percentages)
Honduras	74	1.2	71	1.2	46	0.9	38	0.9	23	0.8
Jamaica	61	1.0	10	0.2	2	0.0	64	1.6	31	1.1
Mexico (2)	517	8.4	496	8.7	416	8.4	404	9.9	302	10.9
Netherlands	15	0.2	77	1.4	20	0.4	0	0.0	0	0.0
Nicaragua	8	0.1	10	0.2	10	0.2	0	0.0	1	0.0
Panama	224	3.6	277	4.8	119	2.4	47	1.2	41	1.5
Paraguay	102	1.7	27	0.5	30	0.6	0	0.0	0	0.0
Peru	581	9.4	841	14.7	342	6.9	343	8.4	161	5.8
Spain	0	0.0	10	0.2	0	0.0	0	0.0	0	0.0
Trinidad & Tobago	143	2.3	119	2.1	76	1.5	63	1.6	72	2.6
United States of America	28	0.5	3	0.1	0	0.0	0	0.0	0	0.0
Uruguay	155	2.5	109	1.9	110	2.2	0	0.0	30	1.1
Total	$6,148	100.0	$5,716	100.0	$4,960	100.0	$4,064	100.0	$2,779	100.0

(1)	Includes non-accrual loans in Brazil of $3 million in 2013, $1 million in 2010 and $7 million in 2009.
(2)	Includes non-accrual loans in Mexico of $32 million in 2011, $28 million in 2010 and $44 million in 2009.

As of December 31, 2013, the loans extended in European countries represented $116 million or 1.88% of total loan portfolio, compared to $177 million or 3.1% as of December 31, 2012. All loans granted in 2013 to European countries corresponded to corporations in France ($101 million, or 1.64% of the total loan portfolio), and in the Netherlands ($15 million, or 0.24% of the total loan portfolio), consisting mainly of loans extended to their subsidiaries in Latin America with head-office guarantee.

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans	2009	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,786	29.0	$1,776	31.1	$1,716	34.6	$1,381	34.0	$875	31.5
State-owned commercial banks	449	7.3	416	7.3	448	9.0	320	7.9	334	12.0
Central banks	25	0.4	0	0.0	0	0.0	0	0.0	0	0.0
Sovereign debt	0	0.0	100	1.8	27	0.5	54	1.3	96	3.4
State-owned organizations (1)	939	15.3	539	9.4	233	4.7	312	7.7	193	7.0
Private middle-market companies (2)	574	9.3	682	11.9	446	9.0	225	5.5	129	4.6
Private corporations (3)	2,375	38.6	2,203	38.5	2,090	42.1	1,772	43.6	1,153	41.5
Total (4)	$6,148	100.0	$5,716	100.0	$4,960	100.0	$4,064	100.0	$2,779	100.0
(1)	In 2013, 79% of loans to state-owned organizations correspond to the oil and petroleum derived products sector, 11% of loans correspond to the industrial sector, and 10% of loans correspond to the agricultural sector.
(2)	In 2013, 46% of loans to private middle-market companies correspond to the industrial sector and 30% of loans correspond to the agricultural sector.
(3)	In 2013, 28% of loans to private corporations correspond to the agricultural sector, 26% of loans correspond to the industrial sector, and 16% of loans correspond to oil and petroleum derived products.
(4)	Includes $3 million, $32 million, $29 million and $51 million in non-accrual loans in 2013, 2011, 2010 and 2009, respectively.

The Bank did not have any exposure to European sovereign debt, as of December 31, 2013 and December 31, 2012.

As of December 31, 2013, the Bank’s loan portfolio amounted to $6,148 million, an increase of $432 million, or 8%, from $5,716 million, as of December 31, 2012. The increase resulted from a higher demand for the Bank’s lending products, as the Bank´s core competencies allowed it to compete effectively within challenging financial sector and debt capital markets conditions, along with moderate economic growth in the Region. As of December 31, 2013, 29% of the Bank’s $3,888 million loan exposure to private corporations, state-owned organizations and private middle-market companies was concentrated in the oil & gas industry in countries such as Peru, Chile, Brazil, Uruguay, Trinidad & Tobago, France, Costa Rica, Jamaica, Argentina, Guatemala, Colombia, Dominican Republic, and Mexico.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2013, by type of rate and type of borrower:

	As of December 31, 2013
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$712	$16	$0	$728
State-owned commercial banks	394	0	0	394
State-owned organizations	663	0	0	663
Private middle-market companies	335	5	0	340
Private corporations	1,107	21	0	1,128
Sub-total	$3,210	$42	$0	$3,252
FLOATING RATE
Private sector commercial banks and financial institutions	$485	$573	$0	$1,058
State-owned commercial banks	14	42	0	56
Central banks	25	0	0	25
State-owned organizations	60	216	0	276
Private middle-market companies	133	101	0	234
Private corporations	564	683	0	1,247
Sub-total	$1,281	$1,615	$0	$2,896
Total	$4,491	$1,657	$0	$6,148

Contingencies and Other Assets

The Bank’s contingencies and other assets included in the commercial portfolio consist of selected financial instruments with off-balance sheet credit risk, customers’ liabilities under acceptances, equity investment, guarantees covering commercial risk and credit commitments.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions.  The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to lend to a customer.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. As of December 31, 2013, total contingencies and other assets in the commercial portfolio amounted to $482 million (7% of the total commercial portfolio), of which 64% corresponded to letters of credit.

As of December 31, 2012, total contingencies and other assets in the commercial portfolio amounted to $237 million (4% of the total commercial portfolio), of which 56% corresponded to letters of credit.

As of December 31, 2011, total contingencies and other assets in the commercial portfolio amounted to $364 million (7% of the total commercial portfolio), of which 79% corresponded to letters of credit.

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2013		2012		2011
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Customers’ liabilities under acceptances	$1	0.2	$1	0.5	$1	0.3
Contingencies
Argentina	0	0.1	0	0.0	0	0.0
Bolivia	0	0.0	1	0.3	1	0.3
Brazil	23	4.7	24	10.0	41	11.3
Chile	0	0.0	6	2.6	12	3.4
Colombia	39	8.0	9	3.8	2	0.7
Costa Rica	1	0.2	1	0.4	12	3.2
Dominican Republic	0	0.0	2	0.6	2	0.4
Ecuador	153	31.8	80	33.6	215	59.1
El Salvador	0	0.0	1	0.3	2	0.6
Guatemala	44	9.0	0	0.1	1	0.1
Honduras	0	0.1	1	0.2	0	0.1
Jamaica	0	0.1	0	0.0	0	0.1
Mexico	21	4.5	28	11.9	16	4.4
Netherlands	18	3.7	0	0.0	0	0.0
Panama	97	20.1	58	24.6	2	0.5
Peru	41	8.5	3	1.2	2	0.7
Spain	0	0.0	0	0.0	10	2.7
Switzerland	1	0.2	0	0.0	1	0.1
United States of America	0	0.0	0	0.0	22	6.0
Uruguay	41	8.5	0	0.0	0	0.0
Venezuela	2	0.4	23	9.8	22	6.0
Total Contingencies	$481	99.8	$236	99.5	$363	99.7
Total Contingencies and Other Assets	$482	100.0	$237	100.0	$364	100.0

See Item 18, “Financial Statements,” note 19.

Investment Securities Portfolio

The Bank’s investment securities portfolio consists of debt securities available-for-sale, securities held-to-maturity (including trading assets in 2011), and excludes the Bank’s investments in the investment funds.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its assets (mainly its investment securities) and liabilities management activities.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.

	As of December 31,
	2013	2012	2011
	(in $ millions)
Treasury trading assets (1)	$0	$0	$17
Securities available-for-sale	334	183	416
Securities held-to-maturity	34	34	27
Total investment securities	$368	$217	$460
(1)	The Treasury trading assets as of December 31, 2012 and 2011 does not include trading assets related to the Brazilian Fund ($5 million and $3 million), respectively which are shown of the trading assets on the consolidated information of the Bank’s balance sheet.

The following tables sets forth the distribution of the Bank’s investment securities portfolio (treasury trading assets, securities available-for-sale and securities held-to-maturity) by country risk, type of borrower and contractual maturity at the dates indicated:

	As of December 31,
	2013		2012		2011
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$74	20.0	$44	20.5	$91	19.7
Chile	41	11.2	3	1.4	0	0.0
Colombia	98	26.6	29	13.5	102	22.1
Costa Rica	2	0.5	0	0.0	0	0.0
Guatemala	0	0.0	0	0.0	5	1.2
Mexico	33	9.0	22	10.3	65	14.2
Panama	34	9.2	54	25.0	58	12.6
Peru	40	11.0	1	0.3	41	8.9
Trinidad and Tobago	5	1.2	0	0.0	0	0.0
Multilateral Organizations	41	11.2	63	29.0	98	21.3
Total	$368	100.0	$217	100.0	$460	100.0

	As of December 31,
	2013		2012		2011
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$139	37.7	$26	12.2	$50	11.0
State-owned commercial banks	18	4.9	4	1.9	12	2.7
Sovereign debt	105	28.4	102	46.9	206	44.8
State-owned organizations	99	27.0	81	37.4	148	32.1
Private corporations	7	1.9	4	1.7	44	9.5
Total	$368	100.0	$217	100.0	$460	100.0

	As of December 31,
	2013		2012		2011
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year	$45	12.2	$54	24.8	$22	4.8
After one year through five years	192	52.1	155	71.3	341	74.1
After five years through ten years	131	35.7	9	3.9	97	21.2
Total	$368	100.0	$217	100.0	$460	100.0

As of December 31, 2013, and 2012, no security issuer exceeded ten percent of Bladex’s stockholders equity.

Trading assets

As of December 31, 2013 and 2012, the Bank’s treasury trading assets amounted to nil, compared to $17 million as of December 31, 2011. See Item 18, “Financial Statements”, notes 2(i) and 5.

Securities available-for-sale

As of December 31, 2013, the Bank’s securities available-for-sale amounted to $334 million and consisted of investments with issuers in the Region, of which 61% corresponded to sovereign and state owned borrowers, and 39% corresponded to private corporations and banks. The $151 million increase in the securities available-for-sale portfolio as of December 31, 2013 compared to December 31, 2012 reflects the net effect of: (i) $313.0 million in investment securities acquired during 2013, (ii) the sale of $105.9 million in book value ($102.5 million in nominal value) which generated gains of $1.5 million during 2013, (iii) the redemption of $34.3 million of investment securities, (iv) a negative $16.7 million variance of the fair value of the available for sale securities portfolio, and (v) a $5.3 million decrease in amortization of premiums and discounts.

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

See Item 18, “Financial Statements,” notes 2 (j) and 6.

Securities held-to-maturity

The held-to-maturity portfolio amounted to $34 million as of December 31, 2013, compared to the same amount as of December 31, 2012, and compared to $27 million as of December 31, 2011.

See Item 18, “Financial Statements,” notes 2 (j) and 6.

Investment Funds

The Bank’s investment funds consist of its investment in the Funds’ net assets and is managed by a third party following the sale of the Bladex Asset Management Unit which concluded in the second quarter of 2013. See Item 4 – Information on the Company – History and Development of the Company.”

The funds’ net assets are composed of cash, investment in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets. The funds report trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

As of December 31, 2013, the funds’ net asset value totaled $119 million, compared to $106 million as of December 31, 2012, and compared to $120 million as of December 31, 2011, of which the redeemable noncontrolling interest in the investment funds amounted to $50 million, $3 million, and $6 million, respectively. The Bank’s participation in Alpha4X Feeder Fund (formerly Bladex Offshore Feeder Fund) was 55.87% as of December 31, 2013, 98.06% as of December 31, 2012, and 95.84% as of December 31, 2011, with the remaining balances owned by third party investors. The redemptions from the investment in the funds, amounted to $36 million in 2013, $15 million in 2012, and $50 million in 2011.

Bladex continues to consolidate its participation in the Alpha4X Offshore Feeder Fund under prevailing accounting rules while its participation exceeds 50%.

See Item 18, “Financial Statements,” notes 1, 2(e), 2(k), 7, and 24.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-earning deposits in other banks, trading assets, investment securities, loans, investment funds outstandings and accrued interest receivable, but not including contingencies as of December 31 of each year:

	As of December 31,
	2013		2012		2011
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$192	2.6	$225	3.3	$392	6.1
Brazil	1,798	23.9	1,837	27.1	1,962	30.5
Chile	534	7.1	313	4.6	377	5.9
Colombia	804	10.7	482	7.1	843	13.1
Costa Rica	414	5.5	199	2.9	110	1.7
Dominican Republic	191	2.5	112	1.6	149	2.3
Ecuador	126	1.7	174	2.6	22	0.3
El Salvador	124	1.7	66	1.0	21	0.3
France	102	1.4	60	0.9	1	0.0
Guatemala	201	2.7	274	4.0	168	2.6
Honduras	74	1.0	71	1.0	46	0.7
Mexico	557	7.4	523	7.7	484	7.5
Netherlands	15	0.2	77	1.1	20	0.3
Panama	259	3.4	333	4.9	181	2.8
Paraguay	104	1.4	27	0.4	31	0.5
Peru	626	8.3	846	12.5	386	6.0
Trinidad & Tobago	148	2.0	120	1.8	77	1.2
United States of America	801	10.7	681	10.0	779	12.1
Uruguay	155	2.1	109	1.6	110	1.7
Multilateral Organization	42	0.6	64	0.9	99	1.5
Other countries (1)	131	1.7	82	1.2	46	0.7
Sub-Total	$7,397	98.4	$6,678	98.4	$6,304	98.1
Investment funds (2)	119	1.6	111	1.6	120	1.9
Total (3)	$7,516	100.0	$6,789	100.0	$6,425	100.0
(1)	Other countries consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. Other countries in 2013 was comprised of $61 million in Jamaica, $60 million in Japan, $8 million in Nicaragua and $2 million in United Kingdom. Other countries in 2012 was comprised of $31 million in Belgium, $20 million in Japan, $10 million in Jamaica, $10 million in Nicaragua, $10 million in Spain and $2 million in United Kingdom. Other countries in 2011 was comprised of $11 million in Japan, $10 million in Nicaragua, $10 million in China, $7 million in Germany, $4 million in Spain, $2 million in Jamaica and $1 million in United Kingdom.
(2)	The balances in investment funds represent the participation of the Feeder in the net asset value of the Fund, as well as trading assets of the Brazilian Fund.
(3)	The outstandings by country does not include contingencies. See Item 4.B, “Business Overview—Contingencies and Other Assets.”

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

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2013	2012	2011
	(in $ million)
Private sector commercial banks and financial institutions	$2,042	$1,828	$1,823
State-owned commercial banks	469	424	505
Central banks	761	653	761
Sovereign debt	106	203	238
State-owned organizations	1,043	623	383
Private middle-market companies	579	727	449
Private corporations	2,397	2,218	2,146
Sub-Total	$7,397	$6,678	$6,304
Investment funds (1)	119	111	120
Total	$7,516	$6,789	$6,425
(1)	The balances in investment funds represent the net asset value of the Feeder, as well as Bladex’s participation in the Brazilian Fund.

Net Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues by country at the dates indicated, with net revenues calculated as the sum of net interest income, net fees and commissions, derivative financial instruments and hedging, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain (loss) on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and other income (expense), net:

	For the year ended December 31,
	2013	2012	2011
	(in $ million)
Argentina	$11.4	$10.3	$8.4
Brazil	40.3	40.5	37.5
Chile	6.6	3.8	3.5
Colombia	9.4	9.3	12.0
Costa Rica	8.3	3.9	1.9
Dominican Republic	2.9	2.5	2.8
Ecuador	6.8	5.9	5.8
El Salvador	1.6	0.6	0.5
Guatemala	6.8	3.4	0.8
Honduras	2.2	1.7	1.8
Jamaica	1.1	1.3	1.4
Mexico	15.1	16.6	18.8
Panama	4.9	2.2	2.5
Paraguay	1.8	0.8	0.4
Peru	16.2	12.2	8.7
Trinidad and Tobago	0.8	1.6	1.7
Uruguay	2.5	1.7	1.3

	For the year ended December 31,
	2013	2012	2011
	(in $ million)
Venezuela	0.4	1.5	2.6
Other countries (1)	1.0	3.8	4.6
Investment funds	(6.6)	8.3	21.6
Total net revenues	$133.6	$131.8	$138.8
Reversal of provision (provision) for credit losses	1.2	12.4	(4.4)
Recoveries, net of impairment of assets	0.1	0.0	(0.1)
Operating expenses	(54.3)	(55.8)	(50.1)
Net income – business segment	$80.6	$88.4	$84.3
Net income (loss) attributable to the redeemable non-controlling interest	(4.2)	0.3	0.7
Net income attributable to Bladex stockholders – business segment	$84.8	$88.1	$83.6
Other income unallocated — Gain on sale of premises and equipment	0.0	5.6	0.0
Net loss from discontinued operations	0.0	(0.7)	(0.4)
Net income attributable to Bladex stockholders	$84.8	$93.0	$83.2

(1) Other countries consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The table above provides a reconciliation of the net revenues (as defined previously) to the Bank’s net income. Net revenues do not include the effects of reversal of provision (provision) for credit losses, recoveries on assets, net of impairments, operating expenses, the income (loss) attributable to the redeemable non-controlling interest, other income unallocated—gain on sale of premises and equipment, and net income (loss) from discontinued operations. The objective of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s Commercial and Treasury Division, on a by-country basis. Given that the Bank’s business segments generate revenues not only from net interest income, but from other sources including fees and commissions, gains and losses on investments and derivative financial instruments, which form part of other income rather than net interest income, the Bank adds those amounts to net interest income to show net revenues earned before operating expenses. Reversal of provision (provision) for credit losses, and recoveries, net of impairment of assets, are not included as part of net revenues as the Bank believes such amounts, which are based on management estimates, may distort trend analysis. Thus, the Bank believes excluding such amounts from net revenues provides a more accurate and clear indicator of the Bank’s performance within its two business segments for each country, and thus provides a better analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a U.S. GAAP basis. Furthermore, net revenues may be calculated differently by other companies in the financial industry.

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from international banks, the majority of which are European or North American, as well as Latin American regional banks, in making loans and providing fee-generating services. The Bank competes in its lending and deposit-taking activities with other banks and international financial institutions, many of which have greater financial resources, enjoy access to less expensive funding and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing. Trade finance volumes are also dependent on global economic conditions.

The Bank also faces competition from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of agility, pricing, and quality of service. See Item 3.D., “Key Information—Risk Factors.”

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

The Superintendency of Banks has signed and executed agreements or letters of understanding with 26 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 26 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department or the OCC, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

United States Law

The Bank operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings, which is not engaged in activities. Bladex Holdings formerly owned one wholly-owned subsidiary, Bladex Asset Management, which was dissolved on September 18, 2013, with its net assets transferred to the Head Office. Bladex Holdings also previously owned another wholly-owned subsidiary, Clavex LLC, which was dissolved on April 7, 2011 and its net assets were transferred to its controlling entity. On October 30, 2006, the Bank established the Florida International Administrative Office in Miami, Florida. On April 16, 2008, the Bank incorporated a direct fifty percent (50%) owned subsidiary in Delaware, BCG PA LLC, which received the performance allocation of the Fund, therefore dissolved on August 14, 2013. See Item 4.A “Information on the Company—History and Development of the Company.”

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Federal Bank Holding Company Act of 1956, or the BHCA, because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLB Act, a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company”. The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has subsidiaries in the United States, Bladex Holdings, a wholly-owned corporation incorporated under Delaware law that is not presently engaged in any activity, and which formerly owned Bladex Asset Management, a Delaware corporation and BCG, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware. Bladex Asset Management and BCG were dissolved on September 18, 2013, and August 14, 2013, respectively.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2013, the New York Agency maintained a pledge deposit with a carrying value of $3.0 million with the New York State Department of Financial Services, complying with the minimum required amount.

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

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, derivative financial instruments and hedging, recoveries, net of impairment of assets, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and other income (net). Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees, and through loan intermediation activities.

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in $ thousand, except per share amounts and percentages)
Total interest income	$205,303	$192,437	$157,427
Total interest expense	82,211	87,460	54,717
Net interest income	123,092	104,977	102,710
Reversal of provision (provision) for loan losses	1,598	8,343	(8,841)
Net interest income, after reversal of provision (provision) for loan losses	124,690	113,320	93,869
Other income (expense):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(381)	4,046	4,448
Fees and commissions, net	13,669	10,021	10,619
Derivative financial instruments and hedging	353	71	2,923
Recoveries, net of impairment of assets	108	0	(57)
Net gain (loss) from investment funds trading	(6,702)	7,011	20,314
Net gain (loss) from trading securities	3,221	11,234	(6,494)
Net gain on sale of securities available-for-sale	1,522	6,030	3,413
Net gain (loss) on foreign currency exchange	(3,834)	(10,525)	4,269
Gain on sale of premises and equipment	0	5,626	0
Other income, net	2,232	2,986	1,059
Net other income	10,188	36,500	40,494
Total operating expenses	(54,306)	(55,814)	(50,087)
Net income from continuing operations	80,572	94,006	84,276
Net loss from discontinued operations (1)	(4)	(681)	(420)
Net income	80,568	93,325	83,856
Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	293	676
Net income attributable to Bladex stockholders	$84,753	$93,032	$83,180
Net income from continuing operations	84,757	93,713	83,600
Net loss from discontinued operations (1)	(4)	(681)	(420)
Basic earnings per share	$2.21	$2.46	$2.25
Diluted earnings per share	$2.20	$2.45	$2.24
Return on average assets (2)	1.20%	1.51%	1.46%
Return on average stockholders’ equity (3)	10.02%	11.57%	11.40%

(1)	On April 2, 2013, the Bank reached a final agreement to sell its Asset Management Unit to Alpha4X and related companies. The Bank applied discontinued operations accounting to the operations of the Asset Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations.
(2)	Average assets calculated on the basis of unaudited daily average balances.
(3)	Average stockholders’ equity calculated on the basis of unaudited daily average balances.

Business Segment Analysis

The Bank’s activities are operated and managed in two business segments: Commercial and Treasury. The Asset Management Unit was discontinued since the fourth quarter of 2012 as a result of its divestiture.

The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systemic basis.

The Bank incorporates net operating income by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of provisions or reversals of provisions for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income. The current interest expense allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. The current operating expense allocation methodology allocates overhead expenses based on resource consumption by business segment. The following table summarizes net operating income of the Bank, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in $ million, except percentages)
COMMERCIAL DIVISION:
Net interest income	$115.1	$110.0	$81.7
Non-interest operating income	15.3	12.2	11.0
Operating expenses	(40.9)	(38.3)	(34.8)
Net operating income	89.5	83.9	57.9
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	1.2	12.4	(4.4)
Recoveries, net of impairment of assets	0.1	0.0	(0.1)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$90.8	$96.3	$53.4

TREASURY DIVISION:
Net interest income	$8.0	$(5.0)	$21.0
Non-interest operating income	(4.8)	14.6	25.1
Operating expenses	(13.4)	(17.5)	(15.2)
Net operating income (loss)	(10.2)	(7.9)	30.9
Net income (loss)	(10.2)	(7.9)	30.9
Net income (loss) attributable to the redeemable noncontrolling interest	(4.2)	0.3	0.7
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$(6.0)	$(8.2)	$30.2

CONSOLIDATED:
Net interest income	$123.1	$105.0	$102.7
Non-interest operating income	10.5	26.8	36.1
Operating expenses	(54.3)	(55.8)	(50.0)
Net operating income	79.3	76.0	88.8
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	1.2	12.4	(4.4)
Recoveries, net of impairment of assets	0.1	0.0	(0.1)
Net income – business segment	80.6	88.4	84.3

	For the Year Ended December 31,
	2013	2012	2011
	(in $ million, except percentages)
Net income (loss) attributable to the redeemable non-controlling interest	(4.2)	0.3	0.7
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS – BUSINESS SEGMENT	84.8	88.1	83.6
Other income unallocated – Gain on sale of premises and equipment	0.0	5.6	0.0
Net loss from discontinued operations	0.0	(0.7)	(0.4)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$84.8	$93.0	$83.2

For further information on net income by business segment, see Item 18, “Financial Statements,” notes 3 and 27.

The Commercial Division

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s commercial portfolio.  This activity includes the origination of bilateral and syndicated credits, short- and medium-term loans, acceptances and contingent credits. The division’s portfolio includes the loan portfolio, selected deposits placed, equity investments, acceptances and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments). The Commercial Division’s net income includes net interest income from loans, fee income, allocated operating expenses, the provisions or the reversal of provisions for credit losses, and any recoveries, net of impairment of assets.

Year 2013 vs. Year 2012

The Commercial Division’s net income amounted to $90.8 million for the year ended December 31, 2013, compared to $96.3 million for the year ended December 31, 2012. The decrease for the year was mainly the result of reversals of provisions for credit losses during 2012 , mostly related to the resolution of a non-accruing loan exposure. Excluding the effect of reversals (provisions) for credit losses, the Commercial Division’s net operating income improved by 7% during 2013 to $89.5 million, compared to $83.9 million in 2012, reflecting increased core revenues from higher average portfolio balances and fee generating activities. Higher average loan balances (+17%) resulted in a $5.1 million, or 5%, increase in the Commercial Division’s net interest income, while increased letters of credit activity along with the growth of the Bank’s structuring and syndication platform resulted in a $3.6 million, or 36% increase in fee income, partially offset by a $2.6 million, or 7% increase in allocated operating expenses.

The Commercial Division’s portfolio balances totaled $6,630 million by the end of year 2013, an 11% increase from $5,953 million as of December 31, 2012. The year-on-year increase was mainly attributable to growing demand in the Bank’s client base of corporations (+20%), and financial institutions (+9%). On an annual average basis, the Commercial Portfolio reached $6,337 million, an increase of $926 million, or 17% compared to average balances of $5,411 million during 2012.

The Commercial Portfolio continued to be short-term and trade-related in nature, with $4,846 million, or 73%, of the Commercial Portfolio maturing within one year. Trade financing operations represented 58% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

Credit disbursements in 2013 increased 26% to $14,276 million, a record level, compared to $11,338 million disbursed in 2012, as credit demand strengthened. The non-accrual portfolio amounted to $3.1 million representing 0.05% of the loan portfolio as of December 31, 2013, compared to a balance of nil as of December 31, 2012.

Year 2012 vs. Year 2011

The Commercial Division’s net income amounted to $96.3 million for the year ended December 31, 2012, compared to $53.4 million for the year ended December 31, 2011. The $42.9 million, or 80%, increase in 2012 was mainly the result of: (i) a $29.5 million, or 32%, increase in net operating revenues mainly attributable to increased net interest income (an increase of $28.3 million, or 35%) from higher loan portfolio balances (an increase of 11%) and lending rates (an increased of 55 basis points), and (ii) a $16.8 million positive variation in provisions for credit losses due to improved country and client risk exposure profiles in the Commercial Portfolio. These effects were partially offset by a $3.5 million, or 10%, increase in allocated operating expenses mainly due to higher average headcount.

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

Credit disbursements in 2012 increased 8% to $11,338 million, the highest level in 15 years, compared to $10,479 million disbursed in 2011. As of December 31, 2012, the Bank had no portfolio balances in non-accrual, compared to $32.0 million, or 0.6% of the loan portfolio balances in non-accrual,as of December 31, 2011.

The Treasury and Capital Markets Division

The Treasury and Capital Markets Division, or Treasury Division, is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, securities held-to-maturity, the Bank’s investments in the investment funds, and the management of the Bank’s interest rate, liquidity, price and currency risks. The Bank will continue to consolidate its participation in the Alpha4X Offshore Feeder Fund under prevailing accounting rules while its participation exceeds 50%.

The Treasury Division’s net income is presented net of allocated operating expenses, and includes net interest income from interest-bearing deposits with banks, investment securities, and trading assets, net of allocated cost of funds, other income (expense) from derivative financial instruments and hedging, net gain (loss) from trading securities, net gain (loss) on sale of securities available for sale, gain (loss) on foreign currency exchange, gains (losses) from investments in the investment funds and allocated operating expenses.

Year 2013 vs. Year 2012

For the year 2013 the Treasury Division reported a net loss of $6.0 million compared to a net loss of $8.2 million during 2012. The Treasury Division’s net loss during 2013 was attributable to a decrease of $19.4 million in non-interest operating income, mainly related to net losses from the remaining participation in investment funds and lower gains on sale of securities available-for-sale, which was partially offset by the combined effects of: (i) a $13.0 million increase in net interest income, which resulted from an effective interest rate gap management, higher net interest income from increased average investment securities balances, and lower average cost of funds; (ii) a $4.1 million decrease in allocated operating expenses; and (iii) a $4.5 million positive variation in net income attributable to the redeemable non-controlling interest in the funds.

Liquidity assets amounted to $831 million as of December 31, 2013, compared to $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management, increasing its liquidity position as a response to heightened market volatility. Liquid assets as of December 31, 2013 represented 11.1% of total assets and 12.7% of total liabilities, compared to 10.2% and 11.6%, respectively, as of December 31, 2012.

Deposit balances increased $44 million, or 2%, to $2,361 million as of December 31, 2013, compared to $2,317 million as of December 31, 2012. Deposits represented 36% of total liabilities as of December 31, 2013, compared to 39% as of December 31, 2012. Short-term borrowings and debt, including securities sold under repurchase agreements, totaled $2,991 million as of December 31, 2013, an 86% year-on-year increase, while long-term borrowings and debt totaled $1,154 million, a 39% year-on-year decrease, as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management. Consequently, weighted average funding costs for the year ended December 31, 2013 reached 1.33%, a decrease of 30 bps, or 18%, compared to 1.63% for the year ended December 31, 2012.

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

Liquidity balance as of December 31, 2012 amounted to $690 million, compared to $786 million as of December 31, 2011. Liquid assets as of December 31, 2012 represented 10.2% of total assets and 11.6% of total liabilities, compared to 12.4% and 14.0%, respectively, as of December 31, 2011. Deposit balances increased $13 million, or 1%, to $2,317 million as of December 31, 2012, compared to $2,304 million as of December 31, 2011.

Weighted average funding costs for the year ended December 31, 2012 amounted to 1.63%, an increase of 51 basis points, or 46%, compared to 1.12% for the year ended December 31, 2011, mainly as a result of inflows recorded in the first half of 2012 from bond issuances and a loan syndication.

Short-term borrowings and securities sold under repurchase agreements amounted to $1,607 million, a decrease of 5% during 2012. Borrowings and long-term debt increased 28% during 2012 to $1,906 million as of December 31, 2012, compared to $1,488 million as of December 31, 2011.

Net Income Attributable to Bladex

The results for 2013 demonstrated the strength of Bladex’s business model, as the Bank continued to add value to its clients with a focus on trade finance. During the year, the Bank experienced increased demand for its lending products, as the Bank´s core competencies allowed it to compete effectively within a challenging financial sector and debt capital markets conditions, along with moderate economic growth in the Region, which helped propel the increase in balances of the Bank’s credit portfolio during 2013, especially in the segments of corporations and financial institutions.

Net Income attributable to Bladex stockholders reached $84.8 million in 2013, compared to $93.0 million in 2012. The 2013 results were negatively impacted by the remaining participation in investment funds pertaining to the Asset Management Unit sold earlier in the year, offsetting improved performance from business activities: higher net interest income from robust average portfolio growth, improving net interest margin and fee income, strong portfolio quality and lower operating expenses.

Bladex’s financial results strengthened in 2012, mainly as the result of growth and increased profitability in the Commercial Division. Net Income attributable to Bladex reached $93.0 million in 2012, compared to $83.2 million in 2011. The $9.8 million, or 12%, increase, was the result of improved performance in core financial intermediation activity, partially offset by lower contributions from investment activities in the Treasury Division. Additional reasons for the increase include contributions from the non-core activities of the Asset Management Unit (presented as a discontinued operation as of December 31, 2012), and extraordinary items, including a $5.6 million gain on the sale of premises and equipment associated with the relocation of the Bank’s headquarters.

Net Interest Income and Margins

The following table sets forth information regarding net interest income, the Bank’s net interest margin (net interest income divided by the average balance of interest-earning assets), and the net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in $ million, except percentages)
Net interest income (loss)
Commercial Division	$115.1	$110.0	$81.7
Treasury Division	8.0	(5.0)	21.0
Total Net Interest Income	$123.1	$105.0	$102.7

Net interest margin	1.75%	1.70%	1.81%
Net interest spread	1.55%	1.44%	1.62%

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

	For the Year ended December 31,
	2013			2012			2011
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$635	$1.5	0.24%	$711	$1.9	0.26%	$458	$1.4	0.29%
Loans, net of unearned income & deferred loan fees	5,934	193.0	3.21%	5,064	181.1	3.52%	4,576	137.9	2.97%
Non-accrual loans (1)	0	0.0	n.m. (*)	23	2.1	9.17%	29	2.4	8.03%
Trading assets	2	0.0	0.00%	7	0.1	0.94%	30	1.8	5.79%
Investment securities (2)	346	8.5	2.43%	254	6.4	2.48%	441	11.7	2.61%
Investment funds	113	2.3	2.01%	117	0.9	0.74%	148	2.3	1.56%
Total interest-earning assets	$7,028	$205.3	2.88%	$6,177	$192.4	3.06%	$5,681	$157.4	2.73%

	For the Year ended December 31,
	2013			2012			2011
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Non-interest-earning assets	77			55			71
Allowance for loan losses	(71)			(82)			(81)
Other assets	13			20			16
Total Assets	$7,048			$6,169			$5,687
Interest-Bearing Liabilities
Demand Deposits (3)	$95	0.2	0.19%	$137	0.4	0.29%	$53	0.2	0.35%
Time Deposits (3)	2,418	12.2	0.50%	2,121	12.5	0.58%	2,021	8.6	0.42%
Deposits (3)	2,513	12.4	0.49%	2,258	12.9	0.56%	2,074	8.8	0.42%
Trading liabilities	7	0.0	n.m. (*)	10	0.0	n.m. (*)	2	0.0	n.m. (*)
Investment funds	0	1.8	n.m. (*)	0	0.1	n.m. (*)	0	0.3	n.m. (*)
Securities sold under repurchase agreements	227	1.3	0.56%	153	1.6	1.05%	267	2.0	0.75%
Short-term borrowings and debt	2,048	25.7	1.24%	973	19.0	1.92%	1,102	13.7	1.23%
Long-term borrowings and debt	1,318	41.0	3.07%	1,892	53.7	2.79%	1,392	29.8	2.11%
Total interest-bearing liabilities	$6,112	$82.2	1.33%	$5,285	$87.5	1.63%	$4,838	$54.7	1.12%
Non-interest bearing liabilities and other liabilities	$61			$76			$111
Total Liabilities	$6,173			$5,361			$4,949
Redeemable noncontrolling interest	29			4			8
Stockholders’ equity	846			804			730
Total Liabilities and Stockholders’ Equity	$7,048			$6,169			$5,687
Net interest spread			1.55%			1.44%			1.62%
Net interest income and net interest margin		$123.1	1.75%		$105.0	1.70%		$102.7	1.81%

(1)	Interest received on non-accrual loans is only recorded as earned when collected.
(2)	The average yield of the investment securities portfolio (including securities available-for-sale and securities held to maturity) using cost-based average balances, would have been 2.55%, 2.64%, and 2.84%, for 2013, 2012 and 2011, respectively.
(3)	The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

(*)	“n.m.” means not meaningful.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates accrued on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2013 compared to 2012 and for 2012 compared to 2011. Volume and rate variances have been calculated based on daily movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2013 vs. 2012			2012 vs. 2011
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest bearing deposits with banks	$(186)	$(164)	$(350)	$670	$(145)	$525
Accruing loans, net	28,021	(16,109)	11,912	17,653	25,472	43,125
Non-accrual loans	(3)	(2,146)	(2,149)	(569)	343	(226)
Trading assets	(0)	(69)	(69)	(214)	(1,474)	(1,688)
Investment securities	2,247	(146)	2,101	(4,689)	(575)	(5,264)
Investment funds	(86)	1,507	1,421	(230)	(1,232)	(1,462)
Total increase (decrease)	$29,993	$(17,127)	$12,866	$12,621	$22,389	$35,010
Increase (decrease) in interest expense
Deposits	(1,240)	1,803	563	1,063	3,063	4,126
Trading liabilities	0	0	0	0	0	0
Investment funds	630	(2,365)	(1,735)	(25)	(189)	(214)
Securities sold under repurchase agreement and Short-term borrowings and debt	(13,577)	7,306	(6,271)	(4,436)	9,355	4,920
Long-term borrowings and debt	17,943	(5,251)	12,692	14,234	9,677	23,911
Total increase (decrease)	$3,756	$1,493	$5,249	$10,836	$21,907	32,743
Increase (decrease) in net interest income	$33,749	$(15,634)	$18,115	$1,785	$482	$2,267

(*)	Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2013 vs. 2012

The $18.1 million, or 17% increase in net interest income for the year ended December 31, 2013 was primarily driven by:

i	A $33.7 million overall increase in net interest income, mainly driven by higher average interest-earning assets, mostly from higher average balances in the loan portfolio (+17%) and in investment securities (+33%), along with lower average long-term debt and borrowings (-30%), partially offset by higher short-term interest-bearing liabilities (deposits +11%, borrowings and repo’s +102%), as the Bank shifted its funding composition to shorter tenors.
ii.	A $15.6 million overall decrease in net interest income as a result of lower average interest rates on the Bank’s assets (-18 basis points), partly offset by lower rates paid on the Bank’s liabilities (-30 basis points).

Net interest margin increased 5 basis points to 1.75% in 2013 compared to 1.70% in 2012, mainly from lower cost of funds.

2012 vs. 2011

The $2.3 million, or 2% increase in net interest income for the year ended December 31, 2012 primarily reflected the combined effects of:

i.	Higher average interest-earning asset levels (increase of 9%), mainly average loan portfolio balances, which resulted in a $12.6 million overall increase in interest income, partially offset by a $10.8 million increase in interest expense, resulting from a 9% increase in average interest-bearing liabilities.
ii.	A $0.9 million increase in net interest income from the net impact of higher average interest rates on the Bank’s assets and liabilities, mainly driven by an increase in lending rates (increase of 55 basis points), partly offset by a shift towards longer interest bearing liability tenors, resulting in higher rates (increase of 51 basis points) along with $5.0 million in amortizations of free-standing financial instruments.

Net interest margin decreased 11 basis points to 1.70% in 2012 compared to 1.81% in 2011, mainly due to increasingly higher cost of funds associated with increase in interest bearing liabilities balances, which offset the increase in average yields of interest earning assets, mainly in the loan portfolio.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2013	2012	2011
	(in $ million)
Net Brazil specific reserve reversals (provisions)	(1.0)	0.0	(0.7)
Net Mexico specific reserve reversals (provisions)	0.0	7.3	(3.6)
Total specific reserve reversals (provisions)	(1.0)	7.3	(4.3)
Generic reserve reversals (provisions) — due to changes in credit portfolio composition and risk levels and loan recoveries	2.6	1.0	(4.5)
Total generic reserve reversals (provisions)	2.6	1.0	(4.5)
Total reversals (provisions) of allowance for loan losses	$1.6	$8.3	$(8.8)

As of December 31, 2013, the Bank had $3.1 million in non-accrual loans, compared to nil loans in non-accrual status as of December 31, 2012, and compared to $32.0 million in non-accrual loans as of December 31, 2011, all of which corresponded to impaired loans for which specific reserves of $1.0 million and $14.8 million were allocated in 2013 and 2011, respectively.

The $1.6 million reversal of provision for loan losses during the year ended December 31, 2013 was the result of a $2.6 million reversal of generic reserves mainly associated with the improved risk profile of the Bank’s loan portfolio (+$1.2 million), and recoveries from previous years charge-off loans (+$1.4 million), which was partially offset by a $1.0 million specific loan loss reserve assigned to the $3.1 million impaired loan as of December 31, 2013.

During 2012, the Bank reversed $8.3 million in provisions for loan losses, as a result of the release of specific reserves associated with the exit of a non-accruing loan exposure, along with a reversal of generic reserves associated with the improved risk profile of the Bank’s loan portfolio.

The $8.8 million provision for loan losses in 2011 was the result of: (i) $4.5 million in generic provision for loan losses driven by the combination of an increase in the Bank’s loan portfolio, attributable to increased demand from the Bank’s client base of corporations, financial institutions and middle-market companies, and an improvement in client-specific and country risk levels in the Region; and ii) $4.3 million in charges for specific loan loss reserves assigned to the impaired portfolio which totaled $32.0 million as of December 31, 2011.

The Bank’s loan loss reserve coverage was 1.2% as of December 31, 2013, a decrease from 1.3% as of December 31, 2012, and a decrease from 1.8% as of December 31, 2011. The decrease in the loan loss reserve coverage reflects the impact of changes in the composition of the Bank’s loan portfolio and improvement of the risk profile of the portfolio as measured in the Bank’s reserve model.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” note 9.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” note 8.

Reversals (Provisions) for Losses on Off-Balance Sheet Credit Risk

During 2013, the Bank accrued $0.4 million on provision for losses on off-balance sheet credit risk mainly due to higher balances in the off-balance sheet exposures in the commercial portfolio, partially mitigated by an improvement of the risk profile of the Region.

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

The off-balance sheet reserve coverage decreased to 1.1% as of December 31, 2013, compared to 2.1% as of December 31, 2012, and compared to 2.5% as of December 31, 2011.

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

Fees and Commissions, net

The Bank generates fee and commission income primarily from originating letters of credit confirmations, guarantees (including commercial and country risk coverage), loan origination and distribution, and service activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
		(in $ thousand)
Letters of credit	$9,244	$7,617	$9,360
Guarantees	142	184	14
Loan Fees	4,220	2,153	1,109
Other (1)	63	67	136
Fees and commissions, net	$13,669	$10,021	$10,619

(1) Net of commission expense.

Fees and commissions totaled $13.7 million for the year 2013, compared to $10.0 million for the year 2012. The $3.6 million, or 36% growth resulted from higher loan intermediation fees mainly from mandated transactions, reflecting the Bank’s progress in establishing a track record as lead arranger of syndications, and an increase in the activity of the letter of credit business.

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

For more information, see Item 18, “Financial Statements,” notes 2(p).

Derivative Financial Instruments and Hedging

The Bank recorded net gains of $0.4 million, $0.1 million, and $2.9 million in 2013, 2012 and 2011, respectively, in derivative financial instruments and hedging.

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

Net Gain (Loss) from Investment Funds Trading

The Bank recorded a net loss of $6.7 million from investment funds trading in 2013, compared to net gains of $7.0 million and $20.3 million in 2012 and 2011, respectively, related to the performance of the trading activities of the funds.

For additional information, see Item 18, “Financial Statements,” notes 5 and 24.

Net Gain (Loss) from Trading Securities

In 2013, the Bank recorded a gain from trading securities of $3.2 million, compared to a $11.2 million gain in 2012, and a $6.5 million loss in 2011.

The $3.2 million gain in 2013 was mainly due to changes in valuations of derivative instruments used for risk management purposes that did not qualify for hedge accounting and/or in respect of which hedge accounting was discontinued.

The $11.2 million gain in 2012 was mainly due to valuations of financial derivative instruments for which hedge accounting was discontinued in 2012.

The $6.5 million loss in 2011 was due to diminished valuations of trading securities and valuations of financial instruments that do not qualify for hedge accounting.

For additional information, see Item 18, “Financial Statements,” note 5.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments with the intention of selling them prior to maturity.  These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on sale of securities available-for-sale in 2013 was $1.5 million, compared to $6.0 million in 2012, and compared to $3.4 million in 2011. Detail of the net gains is as follows:

	For the year ended December 31,
	2013	2012	2011
	(in $ millions)
Nominal amount	$102.5	$239.6	$243.6
Amortized cost	$(105.9)	$(254.8)	$(265.0)

	For the year ended December 31,
	2013	2012	2011
Proceeds	109.8	262.2	279.7
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	(2.4)	(1.4)	(11.3)
Total net gain on sale of securities available-for-sale	$1.5	$6.0	$3.4

For additional information, see Item 18, “Financial Statements,” notes 6.

Gain (Loss) on Foreign Currency Exchange

The Bank recorded a net loss of $3.8 million on foreign currency exchange during 2013, compared to a net loss of $10.5 million in 2012, and compared to a net gain of $4.3 million in 2011. The results reflect the effects of currency exchanges in assets and liabilities economically hedged with derivatives that do not qualify for hedge accounting, the impact of which is shown under Net Gain (Loss) from Trading Securities.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(in $ thousand)
Salaries and other employee expenses	$31,702	$33,171	27,825
Depreciation and amortization of equipment and leasehold improvements.	2,747	2,269	2,139
Professional services	4,010	4,053	4,151
Maintenance and repairs	1,529	1,936	1,634
Expenses from investment funds	2,589	2,953	4,372
Other operating expenses	11,729	11,432	9,966
Total operating expenses	$54,306	$55,814	$50,087

During 2013, the Bank’s operating expenses totaled $54.3 million, compared to $55.8 million in 2012. The $1.5 million, or 3%, year-on-year decrease in operating expenses was mainly attributable to lower salary and other employee expenses.

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

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:

	As of December 31,
	2013	2012	2011
	(in $ thousand)
Assets
Cash and due from banks	$2,161	$6,718	$12,814
Interest-bearing deposits in banks	837,557	700,312	830,670

	As of December 31,
	2013	2012	2011
	(in $ thousand)
Trading assets	0	5,265	20,436
Securities available-for-sale	334,368	183,017	416,300
Securities held-to-maturity	33,759	34,113	26,536
Investment funds	118,661	105,888	120,425
Loans	6,148,298	5,715,556	4,959,573
Less:
Allowance for loan losses	72,751	72,976	88,547
Unearned income and deferred fees	6,668	7,100	6,697
Loans, net	6,068,879	5,635,480	4,864,329
Customers’ liabilities under acceptances	1,128	1,157	1,110
Accrued interest receivable	40,727	37,819	38,168
Equipment and leasehold improvements, net	10,466	12,808	6,673
Derivative financial instruments used for hedging — receivable	15,217	19,239	4,159
Other assets	8,389	14,580	18,412
Total Assets	$7,471,312	$6,756,396	$6,360,032
Liabilities and Stockholders’ Equity
Deposits	$2,361,336	$2,317,260	$2,303,506
Trading liabilities	72	32,304	5,584
Securities sold under repurchase agreements	286,162	158,374	377,002
Short-term borrowings and debt	2,705,365	1,449,023	1,323,466
Acceptances outstanding	1,128	1,157	1,110
Accrued interest payable	13,786	17,943	11,790
Long-term borrowings and debt	1,153,871	1,905,540	1,487,548
Derivative financial instruments used for hedging - payable	8,572	11,747	53,742
Reserve for losses on off-balance sheet credit risk	5,222	4,841	8,887
Other liabilities	27,947	28,348	22,568
Total Liabilities	$6,563,461	$5,926,537	$5,595,203
Redeemable noncontrolling interest	49,899	3,384	5,547
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	118,646	121,419	130,177
Capital reserves	95,210	95,210	95,210
Retained earnings	458,699	422,048	372,644
Accumulated other comprehensive loss	(12,575)	(730)	(3,112)
Treasury stock	(82,008)	(91,452)	(115,617)
Total Stockholders’ Equity	857,952	826,475	759,282
Total Liabilities and Stockholders’ Equity	$7,471,312	$6,756,396	$6,360,032

2013 vs. 2012

The Bank’s total assets amounted to $7,471 million as of December 31, 2013, a $715 million, or 11%, increase from $6,756 million as of December 31, 2012, mainly as a result of increased balances related to the loan portfolio (an increase of $432 million), securities available-for-sale (an increase of $151 million) and cash and due from banks (an increase of $133 million). As of December 31, 2013, the Bank’s loan portfolio amounted to $6,148 million, with an average remaining maturity term of 289 days, as 73% of the portfolio was scheduled to mature within one year. Trade financing operations represented 58% of the loan portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The Bank’s liquidity amounted to $831 million as of December 31, 2013, compared to $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management.

The 2013 increase in assets resulted in a $637 million increase in liabilities, mainly in short-term borrowings and debt (which increased by $1,256 million, or 87%), and securities sold under repurchase agreements (which increased by $128 million, or 81%), partially offset by the decrease in long-term borrowings and debt (which decreased by $752 million, or 39%), as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management.

2012 vs. 2011

During 2012, total assets increased by $396 million, or 6%, mainly from a 15%, or $756 million, increase in the Bank’s loan portfolio, as a result of strong growth in the corporate and middle-market companies segment of the Bank’s loan portfolio. This increase was offset by a $248 million decrease in trading assets and securities available for sale portfolio, and a $136 million decrease in cash and due from banks. As of December 31, 2012, the Bank’s loan portfolio amounted to $5,716 million, with an average maturity term of 264 days, as 76% of the portfolio were scheduled to mature within one year. 61% of the loan portfolio was trade-related in nature and 39% constituted non-trade loans mainly extended to private banks and corporations.

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

Rating	Classification	Description

1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

Rating	Classification	Description

9	Doubtful	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

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

A loan is considered impaired, and also placed on a non-accrual basis when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:

	As of December 31,
	2013	2012	2011	2010	2009
	(in $ million, except percentages)
Impaired loans	$3	$0	$32	$29	$36
Allocation from the allowance for loan losses	1	0	15	12	14
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.1%	0.0%	0.6%	0.7%	1.3%
Impaired contingencies	$0	$0	$0	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	0
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities (1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities (2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio (3)	0.0%	0.0%	0.6%	0.6%	1.0%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio consists of loans net of unearned income and deferred loan fees, selected commercial deposits placed, fair value of investment securities, acceptances and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments, guarantees covering commercial risk and credit commitments).

As of December 31, 2013, 2012 and 2011, the Bank did not have impaired loans in its loan portfolio without related allowance.

The Bank has not had any troubled debt restructurings for the years ended December 31, 2013 and 2012.

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(in $ million, except percentages)
Brazil	0	0.0	0	0.0	1	100.0	2	40.5	0	0.0
Mexico	0	0.0	7	100.0	0	0.0	3	59.5	0	0.0
Total	$0	0.0	$7	100.0	$1	100.0	$5	100.0	$0	0.0

As of December 31, 2013, the Bank did not have any loans charged-off against the allowance for loan losses, compared to charge-offs to total loan portfolio of 0.13% as of December 31, 2012, and 0.02% as of December 31, 2011, respectively.

In the five year period ended December 31, 2013, the Bank has disbursed $48 billion in credits and has charged-off credits for $13 million, which represents 0.03% of total credits disbursed.

The following table summarizes information regarding loans in non-accrual status, and interest amounts on non-accrual loans:

	For the year ended December 31,
	2013	2012	2011
	(in $ thousands)
Loans in non-accrual status:
Private corporations	$3,125	$0	$32,000
Total loans in non-accrual status	$3,125	$0	$32,000
Interest which would have been recorded if the loans had not been in a non-accrual status	67	0	2,325
Interest income collected on non-accruing loans	0	2,288	2,375

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan losses and the reserve for losses on off-balance sheet credit risk, covers the credit risk on loans and contingencies. The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by creating a provision debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as letters of credit and guarantees, is reported as a liability.

The allowance for credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to provision for losses on credits considered impaired and measured individually on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated by applying the following formula:

Reserves = S(E x PD x LGD); where:

a)	Exposure (E) = the total accounting balance (on- and off-balance sheet) at the end of the period under review.
b)	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on the Bank’s historical portfolio performance per rating category, complemented by Standard & Poor’s, or S&P, probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
c)	Loss Given Default (LGD) = a factor utilized, based on historical information, and as based on best practices in the banking industry. Management applies judgment for imprecision and uncertainty and historical loss experience.

Management can also apply complementary judgment to capture elements of a prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

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

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total commercial portfolio outstanding as of December 31 of each year:

	As of December 31,
	2013	2012	2011	2010	2009
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses:
Balance at beginning of the year	$73.0	$88.5	$78.6	$73.8	$54.6
Provision (reversal)	(1.6)	(8.3)	8.8	9.1	18.3
Recoveries	1.4	0.3	2.2	1.0	0.9
Loans charged-off	0.0	(7.5)	(1.1)	(5.3)	0.0
Balance at the end of the year	$72.8	$73.0	88.5	78.6	73.8
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	4.8	8.9	13.3	27.3	30.7
Provision (reversal)	0.4	(4.0)	(4.4)	(13.9)	(3.5)
Balance at end of the year	5.2	4.8	8.9	13.3	27.3
Total allowance for credit losses	$78.0	$77.8	$97.4	$92.0	$101.0
Allowance for credit losses to total commercial portfolio	1.18%	1.31%	1.83%	2.07%	3.25%
Net charge offs to average loans outstanding	0.00%	0.15%	0.02%	0.16%	n.m. (*)
(*)	“n.m.” means not meaningful.

The allowance for credit losses to total commercial portfolio amounted to 1.18% as of December 31, 2013 compared to 1.31% as of December 31, 2012, and 1.83% as of December 31, 2011. The decrease of 13 basis points in 2013 is mainly associated with an improved risk profile of the Bank’s portfolio composition in terms of client and country exposures.

The annual variation in 2012 compared to 2011 in the allowance for credit losses to total commercial portfolio was primarily due to the release of specific reserves associated with the reduction in exposure from non-accruing loans, the reversal of provisions for losses on off-balance sheet credit risk as total contingencies declined during the year, and an improved risk profile in the composition of the Bank’s portfolio.

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2013		2012		2011
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$5.8	8.0	$9.2	12.7	$16.1	18.1
Brazil	17.5	24.0	12.0	16.4	11.5	13.0
Chile	7.6	10.4	1.2	1.6	1.8	2.0
Colombia	4.7	6.5	5.2	7.2	11.6	13.0
Costa Rica	8.5	11.7	5.3	7.2	2.9	3.3
Dominican Republic	3.1	4.2	4.6	6.3	6.1	6.9
Ecuador	2.4	3.3	8.3	11.4	2.7	3.1
El Salvador	2.9	3.9	1.8	2.4	0.6	0.6
Guatemala	4.6	6.3	7.3	10.0	4.3	4.8

	As of December 31,
	2013		2012		2011
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Honduras	2.5	3.5	2.9	4.0	1.9	2.1
Jamaica	1.0	1.3	0.3	0.5	0.1	0.1
Mexico	4.5	6.2	3.9	5.3	18.4	20.7
Nicaragua	0.3	0.4	1.3	1.7	1.2	1.4
Panama	0.7	1.0	1.4	1.9	0.7	0.8
Paraguay	2.4	3.3	0.7	1.0	0.8	0.9
Peru	3.4	4.6	4.3	5.9	4.8	5.4
Uruguay	0.6	0.8	2.9	4.0	2.9	3.3
Other	0.3	0.5	0.4	0.5	0.3	3.4
Total Allowance for loan losses	$72.8	100.0	$73.0	100.0	$88.5	100.0

Reserve for losses on off-balance sheet credit risk
Ecuador	2.1	39.7	2.8	57.2	7.3	82.7
Guatemala	1.0	19.1	0.0	0.2	0.0	0.2
Panama	0.5	9.8	0.4	8.6	0.0	0.0
Venezuela	0.2	4.0	0.8	16.5	0.6	7.0
Other	1.4	27.4	0.8	17.5	0.9	10.1
Total Reserve for losses on off-balance sheet credit risk	$5.2	100.0	$4.8	100.0	$8.9	100.0

Allowance for credit losses

Argentina	5.8	7.5	9.2	11.9	16.0	16.5
Brazil	17.9	22.9	12.3	15.9	11.6	11.9
Chile	7.6	9.7	1.2	1.6	1.9	1.9
Colombia	5.1	6.5	5.3	6.8	11.6	11.9
Costa Rica	8.6	11.0	5.3	6.8	3.2	3.3
Dominican Republic	3.1	3.9	4.6	6.0	6.1	6.3
Ecuador	4.5	5.7	11.1	14.3	10.1	10.3
El Salvador	2.9	3.7	1.8	2.3	0.6	0.6
Guatemala	5.6	7.2	7.3	9.4	4.3	4.4
Honduras	2.6	3.3	2.9	3.8	1.9	2.0
Jamaica	1.0	1.2	0.3	0.4	0.1	0.1
Mexico	4.8	6.2	4.1	5.2	18.5	19.0
Nicaragua	0.3	0.4	1.3	1.6	1.2	1.3
Panama	1.2	1.6	1.8	2.3	0.7	0.7
Paraguay	2.4	3.1	0.7	0.9	0.8	0.8
Peru	3.6	4.6	4.4	5.6	4.8	5.0
Uruguay	0.8	1.0	2.9	3.7	2.9	3.0
Venezuela	0.2	0.3	0.8	1.0	0.6	0.6
Other (1)	0.3	0.4	0.4	0.5	0.4	0.4
Total Allowance for credit losses	$78.0	100.0	$77.8	100.0	$97.4	100.0

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for loan losses by type of borrower as of December 31 of each year:

	As of December 31,
	2013		2012		2011
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$25	34.4	$20	26.9	$22	22.7
State-owned commercial banks	5	7.2	9	12.6	16	16.8
Central banks	1	0.8	0	0.0	0	0.1
Sovereign debt	0	0.0	1	1.0	0	0.3
State-owned organization	5	6.2	2	3.3	3	3.3
Private middle - market companies	10	14.3	11	14.9	9	9.3
Private corporations	27	37.2	30	41.2	46	47.5
Total	$73	100.0	$73	100.0	$98	100.0

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

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

− power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

− obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

See Item 18, “Financial Statements,” note 2 (c).

Fair Value of Financial Instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 – Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses various valuation techniques and assumptions when estimating fair value.

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

Additionally, as of December 31, 2013, 4.48% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 1.79% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

Securities available-for-sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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

Investment Funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which are based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Their fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investment is classified within level 2 of the fair value hierarchy.

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

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results. See Item 18, “Financial Statements,” note 21 and 24.

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

Impairment of Securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered in determining whether unrealized losses are temporary include: (1) the length of time and extent to which the fair value has been less than cost, (2) the severity of the impairment, (3) the cause of the impairment and the financial condition of the issuer, (4) activity in the market of the issuer which may indicate adverse credit conditions, and (5) the intent and ability of the Bank to retain the security for a sufficient period of time to allow for an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

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

See Item 18, “Financial Statements,” note 2(j).

Recently issued accounting standards

As of December 31, 2013, new accounting standards, modifications, interpretations, and updates to standards, or “ASU”, applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2013-05 – Foreign Currency Matters (Topic 830)

The objective of the amendments in this update is to resolve the diversity in practice about the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary, the parent is required to release any related cumulative translation adjustment into net income.

The amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity, and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

This update is effective for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-07 – Presentation of Financial Statements (Topic 205)

The amendments in this update require an entity to prepare its financial statements using the liquidation basis of accounting when the liquidation is imminent. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.

The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein.  Entities should apply the requirements prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-08 – Financial Services – Investment Companies (Topic 946)

The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and design to determine whether it is an investment company. These amendments also clarify the characteristics of an investment company and provide additional implementation guidance for that assessment.

This update is effective for annual and interim periods beginning after December 15, 2013. Early application is prohibited. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-11 – Income Taxes (Topic 740)

The objective of the amendments in this update is to eliminate the diversity in practice on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. An unrecognized tax benefit, or a portion of it, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as when those instances are not available, entities should present them as a liability and should not combined them with deferred tax assets.

These amendments are effective for fiscal years, and interim periods beginning after December 15, 2013. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

B.	Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2013, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $63 million, representing 3% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2013 were $831 million (representing 35% of total deposits) of which $60 million corresponds to time deposits.

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

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, utilizing a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus, cost of funds, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2013	2012	2011
	(in $ million)
Europe	$0	$0	$2
United States of America	769	668	762
Other O.E.C.D.	62	22	21
Total	$831	$690	$786

As of December 31, 2013, liquidity amounted to $831 million. $736 million, or 89%, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2013, the average original term to maturity of the Bank’s short-term portfolio of $3,616 million maturing up to one year based on original term (which comprised $20 million of investment securities) was approximately 183 days.

Medium-term assets (maturing beyond one year based on original term) totaled $2,900 million as of December 31, 2013. Of that amount, $329 million corresponded to the Bank’s securities available-for-sale portfolio and $19 million in the securities held to maturity. The remaining $2,552 million in medium-term assets represented loans portfolio.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2013, were as follows:

As of December 31, 2013
	Fitch	Moody’s	Standard & Poor’s
Short -Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

Credit Rating from Fitch Ratings Ltd.

On July 30, 2013, Fitch Ratings Ltd., or Fitch, confirmed the Bank’s credit ratings, the Bank’s Issuer Default Rating, or IDR, to “BBB+”, with an Outlook Stable.

Credit Rating from Moody’s Investor Service, Inc.

The credit ratings from Moody’s Investor Service, Inc., or Moody’s, have been unchanged since December 19, 2007, and on May 8, 2013, Moody’s confirmed its credit rating of the Bank.

Credit Rating from Standard & Poor’s

The credit ratings from Standard & Poor’s, or S&P, have been unchanged since May 13, 2008, and on July 4, 2013, S&P confirmed its credit ratings of the Bank.

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

	As of December 31,
	2013	2012	2011
		(in percentages)
Interbank deposits	36.0%	39.1%	41.2%
Securities sold under repurchase agreements	4.4%	2.7%	6.7%
Borrowings and debts	58.8%	56.6%	50.2%
Other liabilities.	0.9%	1.6%	1.9%
Total liabilities	100.0%	100.0%	100.0%

Short- and long-term borrowings and debt are important funding sources for the Bank’s loan portfolio because they permit the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See “Cash—Asset—Liability Management.”

Among other sources, Bladex funds itself through short- and medium-term loans taken from international correspondent banks mainly from the United States and Europe. Among those European banks with credit lines in favor of Bladex, the largest country concentrations are from banks located in the United Kingdom and Germany. Bladex has not taken funding from banks based in Ireland or Greece. The volume of funds taken from Italian, Spanish and Portuguese banks has been minimal in recent years, with $30 million outstanding from Italian banks and $25 million from Spanish banks, as of December 31, 2013. There is no balance outstanding from Portuguese banks as of this date.

During the period of concerns over European sovereign debt and interbank liquidity that arose in 2011, the Bank suffered minimal impact to the volume of credit lines available from its European correspondent banks. However, the pricing of credit from European banks in favor of Bladex did increase to some extent, reflecting increases in European banks’ own funding costs, particularly during the fourth quarter of 2011.

Deposits

The Bank obtains deposits principally from central and commercial banks mostly in the Region. As of December 31, 2013, approximately 78% of the deposits held by the Bank were deposits made by central and state owned banks of countries in the Region, and 14% of the Bank’s total deposits represented deposits from private sector commercial banks and financial institutions. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central banks of countries in the Region as of December 31, 2013, 2012, and 2011, was 85 days, 76 days, and 72 days, respectively. The bulk of the Bank’s other deposits is obtained primarily from commercial banks mostly located in the Region.  As of December 31, 2013, deposits from the Bank’s five largest depositors, of which four were central banks in the Region, represented 57% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 12.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2013	2012	2011
	(in $ million)
Argentina	$60	$68	$71
Bahamas	2	2	2
Barbados	30	33	35
Bolivia	1	2	0
Brazil	371	386	465
Cayman Island	19	21	7
Colombia	23	49	4
Costa Rica	18	0	0
Dominican Republic	0	0	0
Ecuador	598	471	746
El Salvador	25	25	28
France	1	2	0
Germany	50	0	0
Guatemala	70	20	50
Haiti	44	181	78
Honduras	138	86	71
Jamaica	1	1	1
Mexico	50	50	50
Multilateral	32	0	0
Nicaragua	72	59	57
Panama	372	235	125
Paraguay	274	275	250
Peru	0	30	21
Trinidad and Tobago	19	29	19
United Kingdom	0	74	50
United States of America	1	28	27
Venezuela	91	191	146

Total	$2,361	$2,317	$2,304

Securities Sold Under Repurchase Agreements and Short-Term Borrowings and debt

The Bank enters into repurchase agreements, or Repos, with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repurchase agreements are accounted for either as sales of securities or as secured financings in the financial statements. As of December 31, 2013, securities sold under repurchase agreements amounted to $286 million, an increase of $128 million from $158 million as of December 31, 2012, and a decrease of $91 million from $377 million as of December 31, 2011. See Item 18, “Financial Statements,” note 13.

The Bank’s short-term borrowings and debt consist of borrowings from banks that have maturities of up to 365 days, and debt instruments from notes issued under the Bank’s Euro Medium Term Note Program. Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately 14 European, 10 North American, five Latin American and four Asian banks provide these short-term borrowings to the Bank.

During 2013, the Bank issued short-term private placements through its Euro Medium-Term Note Program (EMTN). As of December 31 2013, the short-term issuances under the program amounted to $398 million, mainly placed in Asia, Europe, Japan, Middle East and Latin America.

As of December 31, 2013, short-term borrowings and debt amounted to $2,705 million, a $1,256 million, or 87%, increase compared to $1,449 million as of December 31, 2012. Short-term borrowings increased as the Bank opted to replace long-term debt with tenors of less than a year in order to improve its cost of funds, along with more credit demand, as a result of higher commercial portfolio, as well as increased access to additional funding as the result of new relationships with correspondent banks and the increased credit lines from existing counterparties. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2013 was approximately 132 days. See Item 18, “Financial Statements,” note 13 and 14.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and securities sold under repurchase agreements at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2013	2012	2011
	(in $ million, except percentages)
Short-term borrowings, debt and securities sold under repurchase agreements
Advances from banks and financial institutions	$2,705	$1,449	$1,323
Securities sold under repurchase agreements	286	158	377
Total short-term borrowings, debt and securities sold under repurchase agreements	$2,991	$1,607	$1,700

Maximum amount outstanding at any month-end	$2,991	$1,607	$1,700
Amount outstanding at year-end	$2,991	$1,607	$1,700
Average amount outstanding	$2,275	$1,126	$1,369
Weighted average interest rate on average amount outstanding	1.17%	1.81%	1.12%
Weighted average interest rate on amount outstanding at year end	0.89%	1.27%	0.91%

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the EMTN Program, and local – currency bond issuances in Latin America.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the remaining term to maturity.  The Bank uses these funds to primarily finance its medium-term and long-term loan portfolio. As of December 31, 2013, the average term remaining to maturity of the Bank’s medium and long-term debt was 2 years.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s borrowings and long-term debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 15, 21 and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.” See Item 18, Financial Statements—Consolidated Balance Sheets as of December 31, 2013 and 2012.”

	As of and for the Year Ended December 31,
	2013	2012	2011
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,154	$1,906	$1,488
Maximum amount outstanding at any month-end	$1,893	$2,153	$1,548
Average amount outstanding	$1,318	$1,894	$1,392
Weighted average interest rate on average amount outstanding	3.08%	2.79%	1.94%
Weighted average interest rate on amount outstanding at year end	3.06%	2.92%	2.16%

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

On October 1, 2013, the Bank successfully closed a $103 million three-year syndicated loan structured placed within the Asian financial markets. The transaction further enhanced the Bank’s presence in Asian markets.

The Bank is a party to certain financing agreements which contain financial covenants and minimum required ratios related to capital adequacy, loan loss reserves to non-performing loans and short-term assets to short-term liabilities, with which the Bank must comply. The Bank is, and has remained, in compliance with such financial covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program, or “Mexico Program”, in the Mexican local market, registered with Mexican National Registry of Securities (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. The total amount outstanding under this program as of December 31, 2013 was $153 million, consisting of the issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of Pesos 2.0 billion (two billion Mexican pesos), maturing in 2015.

Euro Medium Term Note (EMTN) Program

The Bank manages an EMTN program primarily targeted at non-bank institutional investors with multiple placements in short-, medium-, and long-term tenors. As of December 31, 2013, total outstanding amount under this program was $823 million, which includes a Rule 144A/Regulation S offering of 3.750% fixed-rate notes due in 2017, with an aggregate principal amount of $400 million.

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including securities sold under repurchase agreements) as of December 31, 2013:

	Amount	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	$165	1.21%
Due in 31 to 90 days	799	0.82%
Due in 91 to 180 days	346	1.01%
Due in 181 to 365 days	266	1.15%
Total	$1,576	0.96%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$54	0.97%
Due in 31 to 90 days	191	1.58%
Due in 91 to 180 days	431	0.95%
Due in 181 to 365 days	341	1.15%
Total	$1,018	1.14%

Short-term fixed-rate placements
Due in 0 to 30 days	$8	1.03%
Due in 31 to 90 days	160	1.11%
Due in 91 to 180 days	15	0.69%
Due in 181 to 365 days	105	0.82%
Total	$288	0.98%

Short-term floating-rate placements
Due in 91 to 180 days	$110	1.33%
Total	$110	1.33%

Medium and long-term borrowings at fixed interest rate
Due in 1 through 6 years	$25	1.50%
Total	$25	1.50%

Medium and long-term borrowings at floating interest rate
Due in 0 to 30 days	$17	0.62%
Due in 31 to 90 days	13	0.58%
Due in 91 to 180 days	9	0.54%
Due in 181 to 365 days	268	2.26%
Due in 1 through 6 years	198	1.79%
Total	$506	1.95%

Medium and long-term fixed-rate placements
Due in 181 to 365 days	$44	6.50%
Due in 1 through 6 years	401	3.75%
Total	$445	4.02%

Medium and long-term floating-rate placements
Due in 1 through 6 years	$178	4.07%
Total	$178	4.07%
Grand Total	$4,145	1.60%

The lines granted to Bladex are advised, they are not committed.  The utilization of lines from correspondent banks may contain restrictions such as the assets to be financed should be trade related.

Cash flows

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2013, 2012, and 2011.

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

For the year ended December 31, 2013, net cash provided by operating activities was $54.6 million. Net cash was mainly provided by net income of $80.6 million during the period, partially offset by a net decrease of $32.2 million in trading liabilities.

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

In 2013, net cash of $602 million was used in investing activities, primarily as a result of a net increase in loans of $521 million from increased commercial activity, and $333 million increased in available-for-sale and held-to-maturity investment securities, partially offset by main inflows from the net sale of loans and investment securities of $89 million and $106 million, respectively, and proceeds of $20 million from maturities of securities held-to-maturity.

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

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising deposits, short-term borrowings and debt and securities sold under repurchase agreements, and proceeds from, and repayments of, long-term borrowings and debt.

For the year ended December 31, 2013, net cash provided by financing activities was $685 million, as the net cash increase of $1,384 million provided by short-term borrowings and debt and securities sold under repurchase agreements, more than offset the net repayments of $752 million in long-term borrowings and debt.

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

Interest Rate Sensitivity

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and adjustment dates as of December 31, 2013. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows, which generally involve swapping fixed for floating-rate.

See Item 11 “Quantitative and Qualitative Disclosure About Market Risk”.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	840	820	20	0	0	0	0
Trading assets	0	0	0	0	0	0	0
Securities available-for-sale	334	26	56	28	16	209	0
Securities held to maturity	34	13	0	2	17	2	0
Investment funds	119	0	0	0	0	0	119
Loans, net	6,148	1,771	2,703	1,338	319	15	3
Total interest-earning assets	7,475	2,629	2,778	1,368	351	226	122
Non-interest earning assets, allowance for loan losses and other asset	(3)	0	0	0	0	0	(3)
Total assets	7,471	2,629	2,778	1,368	351	226	118
Interest-bearing liabilities
Deposits	2,361	1,680	311	207	157	6	0
Trading liabilities	0	0	0	0	0	0	0
Securities sold under repurchase agreements	286	13	254	19	0	0	0

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ million, except percentages)
Borrowings and debt	3,859	772	1,452	945	594	96	0
Total interest-bearing liabilities	6,507	2,466	2,017	1,172	751	102	0
Non-interest-bearing liabilities	57	0	0	0	0	0	57
Total liabilities	6,563	2,466	2,017	1,172	751	102	57
Redeemable noncontrolling interest	50	0	0	0	0	0	50
Stockholders’ equity	858	0	0	0	0	0	858
Total liabilities and stockholders’ equity	7,471	2,466	2,017	1,172	751	102	965
Interest rate sensitivity gap	0	163	762	197	(400)	124	(846)
Cumulative interest rate sensitivity gap		163	925	1,122	722	846	(0)
Cumulative gap as a % of total interest-earning assets		2%	12%	15%	10%	11%	0%

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

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2013	2012	2011
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	118,646	121,419	130,177
Capital reserves	95,210	95,210	95,210
Retained earnings	458,699	422,048	372,644
Accumulated other comprehensive loss	(12,575)	(730)	(3,112)
Treasury stock	(82,008)	(91,452)	(115,617)
Total stockholders’ equity	$857,952	$826,475	$759,282

As of December 31, 2013, stockholders’ equity amounted to $858 million, compared to $826 million, as of December 31, 2012 and compared to $759 million as of December 31, 2011.

During 2013, stockholders’ equity increased $32 million compared to 2012, mainly as a result of: (i) a $37 million increase in retained earnings due to the $85 million net income attributable to the Bank’s stockholders, partially offset by $48 million declared as cash dividends, (ii) a $9 million decrease in treasury stock, partially offset by (iii) a $12 million decrease in accumulated other comprehensive losses from a decrease in the fair value of securities and/or hedging instruments associated with such securities.

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

As of December 31, 2013, the capital ratio of total stockholders’ equity to total assets was 11.5% and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 15.9% and 17.1%, respectively.  As of December 31, 2013, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 14.65%. See Item 4, “Information on the Company—Business Overview—Regulations.”

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that are likely to materially affect the Bank or that would cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	Changes in global economic conditions, including prices of oil and other commodities, the U.S. dollar exchange rate, interest rates, and slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The outlook for the Region maybe impacted by weaker than expected growth in the high-income economies, which could affect the Region’s growth prospects in export oriented industries.
•	The outlook assumes a moderate decline in commodity prices. Given importance of chinese demand in global commodity markets, a sharper-than-expected slowdown in China could result in a more pronounced slump in commodity prices, thereby eroding regional export and government revenues, and potentially aggravating current account imbalances.
•	The accelerated pace of the incremental withdrawal of monetary stimuli, could result in a further increase in global interest rates. With a sharp increase in global interest rates, capital flows to the Region could be curtailed significantly, potentially destabilizing exchange rates and the financing of current account balances, resulting in inflationary pressures, and tighter monetary policies with potentially detrimental impact on growth prospects. The effect that an economic slowdown or political events in the Region may have on the Bank’s asset quality, results of operations and growth prospects;
•	Risk perception in the markets in which the Bank operates, increased competition, and U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s loan portfolio and, in turn, impact the Bank’s net interest spreads; and
•	A continued downturn in the capital markets, or a continued downturn in investor confidence, which could affect the Bank’s access to funding or increase its cost of funding.

Year 2013

The Bank’s net income amounted to $84.8 million in 2013, compared to $93.0 million in 2012.

As of December 31, 2013, the Bank’s commercial portfolio amounted to $6,630 million, an increase of $677 million or 11%, compared to $5,953 million as of December 31, 2012. This reflected an increased demand for the Bank’s lending products, as the Bank’s core competencies allowed it to compete effectively within a challenging financial sector and debt capital markets conditions, along with moderate economic growth in the Region. The non-accrual portfolio amounted to $3.1 million as of December 31, 2013, compared to nil as of December 31, 2012. The reserve to commercial portfolio coverage ratio was 1.18% as of December 31, 2013 compared to 1.31% as of December 31, 2012, a reflection of the improved risk profile of the Bank’s portfolio composition. The deposits balance amounted to $2,361 million, an annual increase of 2%, and represented 36% of total financial liabilities as of December 31, 2013. Short-term borrowings and debt, including securities sold under repurchase agreement, totaled $2,991 million as of December 31, 2013, while long-term borrowings and debt totaled $1,154 million as of December 31, 2013, a 39% decrease over the year, as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management. Consequently, weighted average funding costs for the year ended December 31, 2013 were 1.33%, a decrease of 30 basis points compared to 1.63% for the year ended December 31, 2012.

Year 2012

The Bank’s performance in 2012 continued to be strong as it leveraged its fundamental strengths, notwithstanding an environment of heightened volatility and uncertainty, which resulted in generally more subdued growth in both Latin American and global economies. The Region’s average growth of 3.1% was lower compared to 4.1% in 2011, but still significantly higher than the global average of 2.2%. Within this challenging operating environment, the Bank focused on ensuring sustained growth with more clients in more markets, while gradually improving margins and risks profile through careful management of the Bank’s portfolio mix. As of December 31, 2012, the Bank’s net income amounted to $93.0 million in 2012, compared to $83.2 million as of December 31, 2011. The increase was due to improved performance in the Commercial Division.

As of December 31, 2012, the Bank’s commercial portfolio amounted to $5,953 million, an increase of $599 million, or 11%, compared to $5,354 million as of December 31, 2011, as a result of increases associated with corporate and middle-market companies segments. The Bank’s credit quality continued to improve with no loan balances in non-accrual status as of December 31, 2012, compared to $32 million, or 0.6%, of the loan portfolio, as of December 31, 2011. Liquid assets totaled $690 million as of December 31, 2012 as a result of the Bank’s long-standing approach to prudent and proactive liquidity management. Deposit balances remained at $2,317 million as of December 31, 2012, nearly flat compared to as of December 31, 2011. Short-term borrowings and securities sold under repurchase agreements reached $1,607 million, while borrowings and long-term debt amounted to $1,906 million as of December 31, 2012, as a result of inflows recorded in the first half of 2012 from bond issuances and a loan syndication.

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E.	Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. As of December 31, 2013, the Bank’s off-balance sheet arrangements included confirmed letters of credit, stand-by letters of credit, guarantees (covering commercial risk and country risk), and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit and market risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement. As of December 31, 2013 and 2012, total reserves for losses on off-balance sheet arrangements amounted to $5 million for both years, compared to $9 million as of December 31, 2011. See Item 18, “Financial Statements,” note 9 and 19.

As of December 31, 2013, the total off-balance sheet portfolio amounted $480 million, compared to $235 million as of December 31, 2012, and $361 million as of December 31, 2011.

Fees and commission income from off-balance sheet arrangements amounted to $10 million, $8 million, and $10 million, for the years ended December 31, 2013, December 31, 2012, and December 31, 2011, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2013.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$2,361	$2,355	$6	$0	$0
Trading liabilities	0	0	0	0	0
Securities sold under repurchase agreement	286	286	0	0	0
Short-term borrowings and debt	2,705	2,705	0	0	0
Long-term borrowings and debt (1)	1,154	352	802	0	0
Accrued interest payable	14	14	0	0	0
Future contractual interest payable, not yet accrued (2)	87	20	16	41	10
Leasehold obligations (3)	25	2	4	5	14
Total contractual obligations	$6,632	$5,735	$828	$46	$24

(1)	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2013 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Obligations under the agreement for the leasing of the Bank’s new offices commenced in June of 2012. Minimum payments have not been reduced by minimum sublease rentals of $2.6 million due in the future under non-cancelable subleases.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (4)	$223	$180	$43	0	0
Stand-by letters of credit	83	61	22	0	0
Guarantees	54	0	54	0	0
Other commercial commitments	121	114	7	0	1
Total Commercial Commitments	$482	$355	$126	$0	$1

(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $1.1 million as of December 31, 2013.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regards to these covenants.

See Item 18, “Financial Statements,” notes 19 and 20.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Esteban Alejandro Acerbo
Second Vice President
Banco de la Nación Argentina, Argentina	Argentina	Director	2017	2010	52
Roland Holst
Director
Banco Central de Paraguay, Paraguay	Paraguay	Director	2017	2014	44
João Carlos de Nóbrega Pecego
Vice President
Banco Patagonia, Argentina	Brazil	Director	2016	2010	50

CLASS E
Mario Covo
Managing Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2017	1999	56
Herminio A. Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2016	2004	63
Maria da Graça França
Brazil	Brazil	Director	2016	2004	65
William D. Hayes
President
Whaleco, Inc., U.S.A	U.S.A.	Director	2016	2004	70
Guillermo Güémez García
Mexico	Mexico	Director	2015	1997	73

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque
Director		Chairman of the
Banco de Chile, Chile	Chile	Board	2015	1990	65
Rubens V. Amaral Jr.
Chief Executive Officer
Bladex, Panama	Brazil	Director	2015	2012	54

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

Esteban Alejandro Acerbo has served as a Director of the Board since 2010. Mr. Acerbo has served as Vice President of Nación Fideicomiso S.A. since 2013, Second Vice President of Banco de la Nación Argentina since 2012, Director of Banco de la Nación Argentina from 2006 to 2012 and President of Nación Leasing since 2006. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas, President of Nación Reaseguros S.A., Compañía de Reaseguros from 2011 to 2012. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1991 to 2001. Mr. Acerbo holds a degree of Public Accountant from Universidad Nacional del Sur, Argentina, and a degree of Chartered Accountant with honors from Colegio Nacional y Sección Comercial Anexa de Daireaux, Argentina. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualifies him to serve on the Board.

Roland Holst has served as a Director of the Board of Banco Central del Paraguay since 2012. Dr. Holst served as Head of Fixed Income Research at State Street Global Markets in Boston, MA from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, CA from 2006 to 2007. He was Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund corporation, as Investment Manager from 1997 to 2001 and General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

João Carlos de Nóbrega Pecego has served as Director of the Board since 2010. Mr. Pecego has served as Director of Visa Argentina since 2012, Vice President of Banco Patagonia, Argentina and President of GPAT since 2011 and Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, Sao Paulo, a postgraduate degree in Business Management from Instituto San Luiz, Sao Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting corporation established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates qualify him to serve on the Board.

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

William Dick Hayes has served as a Director of the Board since 2004 and as a Director of Bladex Asset Management from 2008 to 2013. Mr. Hayes has served as President of Whaleco, Inc., New York since 1994, as Managing Director of MacGregor Design Development, LLC, Connecticut since 2006 and as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda since 2000. He served as Managing Director-Emerging Markets and Global Head of Emerging Market Fixed Income Sales and in other Latin American regional capacities, based in London and New York, for West Merchant Bank, Chartered WestLB and Standard Chartered Merchant Bank from 1987 to 2000. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in numerous administrative, lending and Latin American investment banking functions for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984. Mr. Hayes holds a B.A. and MBA from Stanford University and he pursued additional graduate studies at Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Hayes’ diversified financial services industry experience, including his experience in emerging markets and exposure to international capital markets qualify him to serve on the Board.

Guillermo Güémez García has served as Director of the Board since 1997. Mr. Güémez is a member of the Board and the chairman of the Risk Committee of Banco Santander (Mexico) S.A., chairman of the Audit Committee of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Senior Advisory Board of Oliver Wyman Financial Services and a member of the Board of Directors of Zurich Santander Seguros Mexico S.A. since 2012. Mr. Güémez serves as a member of the Institute of International Finance Board of Director's Alumni Council, a member of the Board of Directors of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., a member of the Board of Directors and a member of the Investment Committee of Afore Sura (former ING pension fund in Mexico) since 2011. He served as Deputy Governor of Banco de Mexico from 1995 to 2010. He also served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1992 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (NAFTA) in the capacity of Executive Director from 1990 to 1992. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. Mr. Güémez is the Chairman of Fundación de Reintegración Social del Estado de Mexico. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative. Mr. Güémez holds a degree in Civil Engineering with honors from Universidad Nacional Autónoma de Mexico and a M.S. from Stanford University. Mr. Güémez’s extensive background and professional experience in risk assessment, financial services and international banking qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and Sudamericana Agencias Aéreas y Marítimas S.A.-SAAM since 2011 and Sociedad Matriz SAAM S.A., since 2012. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005, and of Inmobiliaria e Inversiones Rio Claro S.A. since 2013. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque has been the Chairman of the Board of Bladex since 2002, and was previously the Chairman of the Board of Bladex from 1995 to 1997. Mr. Menéndez holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including as Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs.

Executive Officers

The following table and information sets forth the names of the executive officers of Bladex, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	54
Ulysses Marciano	Executive Vice President Chief Commercial Officer	Brazil	46
Daniel Otero	Executive Vice President Chief Risk Officer	Argentina	44
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	60
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	49
Gustavo Díaz	Executive Vice President Chief Audit Officer	Colombia	51

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. Please see “Information as to the Board, Committees, Non-Executive Officers of the Board, Advisory Council and Executive Officers of the Bank” discussed above.

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012. Mr. Marciano previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. Prior to his reincorporation to Bladex, he was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker – Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager – Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais - IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas - FGV, and a B.S. degree in Economics from Oswaldo Cruz – São Paulo.

Daniel Otero has served as Executive Vice President, Chief Risk Officer of the Bank since August 2012. Mr. Otero has over 22 years of international financial experience. Prior to joining the Bank, he was Chief Risk Officer of Centro Financiero BHD, Santo Domingo, Dominican Republic from 2006 to 2012. Prior to that, he has served in various capacities with PricewaterhouseCoopers Buenos Aires, PricewaterhouseCoopers Santiago de Chile, and PricewaterhouseCoopers London since 1990. Mr. Otero is founder director of the Global Association of Risk Professionals and the Professional Risk Managers International Association, both in Argentina. He is a Certified Public Accountant from Universidad de Buenos Aires, Argentina.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer of the Bank since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Universidad de Los Andes, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and a M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Colombia.

Christopher Schech has served as Executive Vice President, Chief Financial Officer of the Bank since 2012, and as Senior Vice President and Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds a M.S. degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since 2014. He previously served as Senior Vice President and Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has an MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA), and AML/CA certification granted by Florida International Bankers Association (FIBA) and Florida International University (FIU).

B.	Compensation

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2013, the Nomination and Compensation Committee did not retain or obtain the advice of any compensation consultant.

Cash and Stock-Based Compensation

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2013, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $3,070,500. During the fiscal year ended December 31, 2013, the Bank accrued, and paid on February 19, 2014, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,343,000.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 5, 2013, the Bank granted to current executive officers 111,004 restricted stock units. The restricted stock units vest 25% per year, measured from the award date, on each anniversary of the award date. As of December 31, 2013, the compensation cost charged against the Bank’s 2013 income in connection with these restricted stock units was $469,261. The total remaining compensation cost of $1,613,172 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2013, the Bank charged to salaries expense $120,030 with respect to the contribution plan. As of December 31, 2013, the total amount set aside or accrued by the Bank under this plan amounted to $175,907.

2013 Chief Executive Officer Compensation

The 2013 compensation of the Bank's Chief Executive Officer included a base salary of $350,000, a performance-based cash bonus of $400,000, a performance-based restricted stock units grant with a value of $700,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $13,535. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2013 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held in April of 2013, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2012 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (95%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2013. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for executive officers, senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

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

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $85,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $8,500 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, and Risk Policy and Assessment Committee, each receive an annual retainer of $5,000. The Chairman of the Business Committee received an annual retainer of $5,000 for the fiscal year ended 2013. The non-Chairman members of the Audit and Compliance Committee receive an annual retainer of $3,000, and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2013 to the directors of the Bank as a group for their services as directors was $944,025.

The aggregate number of restricted shares awarded during the year ended December 31, 2013, to non-employee directors of the Bank as a group under the 2008 Plan was 28,500 class E shares. As of December 31, 2013, the total cost for these restricted shares amounted to $712,500 of which $114,781 was registered during 2013, and the remaining compensation cost of $597,719 for these restricted shares will be charged against income over a period of 2.54 years.

Beneficial Ownership

As of December 31, 2013, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 327,862 class E shares, representing approximately 1.10% (based on 29,710,556 class E shares outstanding as of December 31, 2013) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2013 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2013. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2013 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2013 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	91,672	41,471	133,143	*	0	42,294
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	0	5,197	5,197	*	0	15,591
Gregory D. Testerman (5) Executive Vice President Chief Strategy Officer	0	37,515	37,515	*	0	29,965
Miguel Moreno Executive Vice President Chief Operating Officer	7,655	19,821	27,476	*	12,791	10,980
Daniel Otero Executive Vice President Chief Risk Officer	0	1,532	1,532	*	0	4,598
Christopher Schech Executive Vice President Chief Financial Officer	305	6,070	6,375	*	0	13,151
Gustavo Díaz Executive Vice President Chief Audit Officer	1,500	3,100	4,600	*	0	6,424
Total	101,132	114,706	215,838	*	12,791	123,003

* Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2013.
(3)	Includes 12,791 stock options granted to executives officers on February 14, 2012, under the 2008 Plan. Also, an aggregate amount of 42,387 and 7,064 stock options were granted to other non-executive employees under the 2008 Plan on February 14, 2012 and February 15, 2011, respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 14, 2012, exercise price of $18.93 and expiration date of February 14, 2019; Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2013, is not deemed to be beneficially owned by the individuals listed in the table.
(4)	Includes 83,255, 26,249 and 13,499 unvested restricted stock units granted to executive officers on February 5, 2013, February 14, 2012, and February 15, 2011, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 41,746, and 7,537 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 14, 2012, and February 15, 2011, respectively. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2013, is not deemed to be beneficially owned by the individuals listed in the table.

(5) Mr. Gregory D. Testerman submitted his resignation as Executive Vice President, Chief Strategy Officer, effective March 31, 2014.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, as of December 31, 2013:

Name of Director	Number of Shares Owned as of Dec. 31, 2013 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2013 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Esteban Alejandro Acerbo (4)	0	0	0	*	0
João Carlos de Nóbrega Pecego (5)	0	0	0	*	0
Manuel Sánchez González	1,856	0	1,856	*	6,911
Mario Covo	17,809	0	17,809	*	9,318
Herminio Blanco	43,538	0	43,538	*	9,318
Maria da Graça França	10,084	0	10,084	*	9,318
William Dick Hayes	13,271	0	13,271	*	9,318
Guillermo Güémez García	1,558	0	1,558	*	6,464
Gonzalo Menéndez Duque	23,908	0	23,908	*	13,973
Total	112,024	0	112,024	*	64,620
*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 28,500 restricted shares were granted to directors on July 16, 2013; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	12,779 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(5)	12,779 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines each director, within three years of joining the Board, is required to accumulate 4,500 shares (6,750 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least four times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines.

The following elements are included in determining the director’s and executive’s share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units, and vested or unvested stock options.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 17.

C.	Board Practices

Non-Executive Officers of the Board, Dignatarios

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. “Dignatarios” attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	65

Maria da Graça França	Brazil	Treasurer	65

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	53

For information regarding the date of expiration of the current term of office of the members of the Board and the period during which the directors have served in that office, see Item 6 “Directors and Executive Officers.”

Committees of the Board

During the fiscal year ended December 31, 2013, the Board held 9 meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2013.

The committees of the Board are composed of directors and executive officers of the Bank. The following table sets forth the five committees established by the Board, the current number of director members of each committee, the total number of participants of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2013:

Committee	Number of director members	Total number of participants (*)	Total number of meetings held
Audit and Compliance Committee	4	6	6
Risk Policy and Assessment Committee	5	7	5
Assets and Liabilities Committee	5	6	5
Business Committee (**)	5	7	4
Nomination and Compensation Committee	4	5	6

(*) In addition to director member, each committee is comprised of certain non-member participants, as described with respect to each committee below.

(**) On December 9, 2013, the Board of Directors decided to dissolve the Business Committee. All business issues are now discussed in meetings of the Board.

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

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França. The current non-member participants of the Audit and Compliance Committee are Gustavo Díaz, Executive Vice President, Chief Audit Officer and Julio Javier Antelo, Vice President of Compliance.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

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

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2013, the committee met six times.

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

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2013.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The Board has determined that all members of the Risk Policy and Assessment Committee are independent. The current members of the Risk Policy and Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Guillermo Güémez García and João Carlos de Nóbrega Pecego. The current non-member participants of the Risk Policy and Assessment Committee are Daniel Otero, Executive Vice President, Chief Risk Officer and Alejandro Tizzoni, Senior Vice President of Credit Risk Department.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for their approval, all policies related to the prudent enterprise risk management of the Bank (credit, operational and market risk). The committee also reviews and evaluates the exposures, within the risk levels the Bank is willing to take, depending on the Bank’s business management, including the quality and profile of the Bank’s credit facilities, the exposure and analysis to market risks and operational risks, which take into account the legal risks associated with the Bank’s products and services.

The Risk Policy and Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The Risk Policy and Assessment Committee meets at least four times per year. During the fiscal period ended December 31, 2013, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nóbrega Pecego and Manuel Sánchez González. The current non-member participant of the Assets and Liabilities Committee is Christopher Schech, Executive Vice President, Chief Financial Officer.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Chief Financial Officer and other members of the Bank’s management. The Assets and Liabilities Committee meets at least four times per year. During the fiscal year ended December 31, 2013, the Assets and Liabilities Committee held five meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Business Committee

The Business Committee was a standing committee of the Board until its dissolution on December 9, 2013, by decision of the Board of Directors. All business issues are now discussed in meetings of the Board.

The Board has determined that all members of the Business Committee were independent directors. The members of the Business Committee were William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nóbrega Pecego.

The Business Committee’s primary responsibility was to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective was to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee met at least four times per year. During the fiscal year ended December 31, 2013, the committee held four meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 5-2011 of the Superintendency. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Manuel Sánchez González. The current non-member participant of the Nomination and Compensation Committee is Miguel Moreno, Executive Vice President, Chief Operating Officer.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2013, the committee held six meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

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

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

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

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2013 amounted to $35,000. During the fiscal year ended December 31, 2013, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	55
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	79
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	60
Santiago Perdomo	President Banco Colpatria, Multibanca Colpatria	Colombia	56
Alberto Motta, Jr.	President Inversiones Bahía Ltd.	Panama	67
Enrique Cornejo	Director Soluciones Consultores Internacionales SAC	Peru	57
Jaime Rivera	Former Chief Executive Officer of Bladex Panama	Guatemala	60

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2013	2012	2011
Bladex Head Office in Panama	136	137	135
New York Agency	4	4	4
Bladex Asset Management	0	7	9
Representative Office in Argentina	6	4	4
Representative Office in Brazil	15	17	20
Representative Office in Mexico	13	14	19
Florida International Administrative Office	7	9	10
Representative Office in Colombia	4	3	3
Representative Office in Peru	6	6	4
Total Number of Permanent Employees	191	201	208

The decrease in number of permanent employees in the last two years was mainly associated with the divestiture of Bladex Asset Management.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.3% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2013:

	As of December 31, 2013
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SBS ED. Sede 111-24º Andar CEP 70.073—901 Brasilia, Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.7
Total Shares of Class A Common Stock	6,342,189	100.0	16.4

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.1	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.7	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.8	0.4
Sub-total shares of Class B Common Stock	1,327,579	52.6	3.5
Total Shares of Class B Common Stock	2,520,422	100.0	6.5

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (3) 11988 El Camino Real, Suite 600 San Diego, California 92130	2,415,494	8.1	6.3
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606	1,625,952	5.5	4.2
First Trust Portfolios LP (5) 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	1,531,535	5.2	4.0
Sub-total shares of Class E Common Stock	5,572,981	18.8	14.5
Total Shares of Class E Common Stock	29,710,556	100.0	77.0

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,573,167		100.0

(1)	Does not include an aggregate of 20,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 21,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 10) filing with the U.S. Securities and Exchange Commission dated February 10, 2014.
(4)	Source: Schedule 13F – HR filing with the U.S. Securities and Exchange Commission dated February 4, 2014.
(5)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated January 7, 2014.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of December 31, 2013:

Class of Shares	Number of Shares Outstanding as of December 31, 2013	Number of Shares Outstanding as of December 31, 2012
Class A Common Shares	6,342,189	6,342,189
Class B Common Shares	2,520,422	2,531,926
Class E Common Shares	29,710,556	29,271,067
Class F Common Shares	0	0
Total Common Shares	38,573,167	38,145,182

As of December 31, 2013, the Bank’s Class A common shares outstanding stood at the same level as of December 31, 2012. Class B common shares were nearly unchanged from 2012 except for minor conversions to Class E common shares in 2013. Class E common shares outstanding increased by 0.4 million shares during the same period as a result of exercised of stock options of Bank’s executive officers and directors.

The Bank had no preferred stock issued and outstanding as of December 31, 2013.

B.	Related Party Transactions

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Certain banks and/or other companies own shares of the Bank’s common stock.

As of December 31, 2013, the Bank had extended loans, in the ordinary course of business, to three entities whose directors and/or executive officers are also directors of the Bank. These entities were: i) Compañía Sud Americana de Vapores S.A., in which the Bank’s director Gonzalo Menéndez Duque is also a director. The loan was made on November 26, 2013 in the principal amount of $100 million, with an interest rate of 3.92%; ii) Valores Quimicos, S.A., in which the Bank’s director Herminio Blanco is also a director of a parent company. The loan was made on September 20, 2011 in the principal amount of $13 million, with an interest rate of 2.75%; and iii) Banco de la Nación Argentina, in which the Bank’s director Esteban Alejandro Acerbo is an executive officer. Three loans were made between September 27 and December 23, 2013, in the total principal amount of $52 million, with a weighted average interest and commission rate of 3.91%. All of these loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Since January 1, 2013, the Bank has entered into credit transactions in the ordinary course of business with 20% of its Class A and Class B stockholders. All transactions are made based on arm’s-length terms, subject to prevailing commercial criteria and market rates and subject to the Bank’s Corporate Governance and control procedures. As of December 31, 2013 approximately 12% of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties, and 2.7% of the outstanding loan portfolio is with companies in which Bladex’s board of directors members are also director members and executive officers. As of December 31, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

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

On December 10, 2013, the Bank’s Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.30 to $0.35 per share pertaining to the fourth quarter of 2013. This 17% increase in quarterly dividends reaffirmed the Bank’s commitment to continuing its established dividend approach that reflects the development and growth of the Bank’s core business.

On January 17, 2012 the Bank increased quarterly dividends from $0.20 to $0.25 per share of common stock, corresponding to the fourth quarter of 2011, and from $0.25 to $0.30 per share of common stock in the third quarter of 2012.

During 2013, Bladex declared $48.1 million in quarterly dividends, compared to $41.8 million in 2012, and $31.5 million in 2011.

No special dividends were declared during 2013, 2012 and 2011.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
January 14, 2014	January 6, 2014	$0.35
November 6, 2013	October 28, 2013	$0.30
August 6, 2013	July 29, 2013	$0.30
May 7, 2013	April 29, 2013	$0.30
February 8, 2013	February 1, 2013	$0.30
November 1, 2012	October 26, 2012	$0.30
August 7, 2012	July 30, 2012	$0.25
May 10, 2012	April 30, 2012	$0.25
February 9, 2012	January 31, 2012	$0.25
November 8, 2011	October 31, 2011	$0.20
August 9, 2011	August 1, 2011	$0.20
May 9, 2011	May 2, 2011	$0.20
February 11, 2011	February 3, 2011	$0.20
November 1, 2010	October 22, 2010	$0.17
August 4, 2010	July 26, 2010	$0.15
May 6, 2010	April 26, 2010	$0.15
February 8, 2010	January 29, 2010	$0.15

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

The Bank has no preferred shares issued and outstanding as of December 31, 2013.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements (December 31, 2013).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.” The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2013	28.80	21.71
2012	23.15	16.00
2011	19.03	14.84
2010	18.99	11.87
2009	15.09	6.83
2014:
March	27.17	25.00
February	26.60	24.30
January	27.67	25.06
2013:
December	28.80	25.98
November	27.21	25.56
October	27.24	24.31
2014:
First Quarter
2013:
First Quarter	25.38	21.80
Second Quarter	25.29	21.71
Third Quarter	26.37	22.37
Fourth Quarter	28.80	24.31
2012:
First Quarter	21.52	16.00
Second Quarter	21.99	18.49
Third Quarter	23.15	19.50
Fourth Quarter	23.15	20.41

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source from NYSE Euronext.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent approximately 77.0% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2013. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding shares regarding the Class F shares.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2013, no Class F shares or preferred shares were issued and outstanding.

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

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank does not qualify as a PFIC for the taxable year ending December 31, 2013.

If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes one of the elections described below, a U.S. Holder generally will be subject to a special tax charge with respect to (a) any gain realized on the sale or other disposition of Class E shares and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior taxable year generally would be subject to tax at the highest rate in effect for that year, and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior taxable year. For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mr. Christopher Schech, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Schech at +507 210-8630. Written requests may also be sent via e-mail to cschech@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

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

The table below lists for each of the years from 2014 to 2018 the notional amounts and weighted interest rates, as of December 31, 2013, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities. Amounts presented below exclude the Bank’s participation in the Fund. The Bank consolidates the Feeder retaining the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment funds” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2 (e) and 7.

Interest Rate Risk Management and Sensitivity

As of December 31, 2013

Expected maturity date
	2014	2015	2016	2017	2018	There- after	Without maturity	Total 2013	Fair value 2013
($ Equivalent in thousand)

ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	43,583	17,050	61,500	47,000	32,500	124,544	-	326,177	340,235
Average fixed rate	6.10%	7.63%	5.47%	4.16%	3.85%	5.84%	-	5.46%
Floating rate
U.S. Dollars	-	28,000	-	-	-	-	-	28,000	27,768
Average floating rate	-	2.03%	-	-	-	-	-	2.03%
Loans
Fixed rate
U.S. Dollars	3,096,904	8,479	12,491	4,072	6,856	-	-	3,128,802	3,140,065
Average fixed rate	2.60%	4.38%	3.83%	4.16%	4.02%	-	-	2.61%
Mexican Peso	113,503	7,789	2,187	31	19	-	-	123,529	125,520
Average fixed rate	5.63%	6.01%	6.78%	7.43%	7.43%	-	-	5.67%
Floating rate
U.S. Dollars	1,249,002	906,445	420,998	146,189	75,981	-	-	2,798,616	2,899,300

Expected maturity date
	2014	2015	2016	2017	2018	There- after	Without maturity	Total 2013	Fair value 2013
($ Equivalent in thousand)
Average floating rate	3.17%	3.30%	3.70%	3.62%	3.36%	-	-	3.32%
Mexican Peso	31,900	22,739	20,676	15,136	6,899	-	-	97,351	99,739
Average floating rate	5.93%	6.32%	6.46%	6.58%	7.17%	-	-	6.32%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,737,507	25,000	-	400,739	-	-	-	2,163,246	2,187,252
Average fixed rate	0.91%	1.50%	-	3.75%	-	-	-	1.44%
Mexican Peso	31,906	-	-	-	-	-	-	31,906	32,013
Average fixed rate	4.30%	-	-	-	-	-	-	4.30%
Peruvian Soles	43,980	-	-	-	-	-	-	43,980	46,241
Average fixed rate	6.50%	-	-	-	-	-	-	6.50%
Swiss franc	89,837	-	-	-	-	-	-	89,837	90,017
Average fixed rate	0.80%	-	-	-	-	-	-	0.80%
Japanese Yen	4,749	-	-	-	-	-	-	4,749	4,758
Average fixed rate	0.75%	-	-	-	-	-	-	0.75%
Floating rate
U.S. Dollars	1,323,590	58	203,058	-	-	-	-	1,526,706	1,532,709
Average floating rate	1.05%	0.75%	1.50%	-	-	-	-	1.11%
Mexican Peso	112,042	172,930	-	-	-	-	-	284,973	285,986
Average floating rate	4.83%	4.47%	-	-	-	-	-	4.61%

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	10,000	13,050	-	9,500	5,000	43,000	-	80,550	(298)
Average pay rate	7.75%	7.73%	-	4.31%	6.37%	5.04%	-	5.81%
Average receive rate	2.74%	3.53%	-	3.61%	5.16%	3.12%	-	3.32%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	-	-	-	14,008	-	-	-	14,008	(13)
Average pay rate	-	-	-	3.73%	-	-	-	3.73%
Average receive rate	-	-	-	3.26%	-	-	-	3.26%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	383,000	-	-	-	-	79,000	-	453,000	151
Average pay rate	1.26%	-	-	-	-	2.16%	-	1.32%
Average receive rate	1.16%	-	-	-	-	0.16%	-	1.04%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	-	-	400,000	-	-	-	400,000	3,533
Average pay rate	-	-	-	2.81%	-	-	-	2.81%
Average receive rate	-	-	-	3.75%	-	-	-	3.75%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	19,208	19,108	1,024	367	-	-	-	39,707	(495)
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	3.33%	3.01%	3.90%	4.28%	-	-	-	3.20%
Pay US Dollars	198,733	157,356	-	-	-	-	-	356,090	2,835
U.S. Dollars fixed rate	2.66%	-	-	-	-	-	-	2.66%
U.S. Dollars floating rate	2.59%	2.02%	-	-	-	-	-	2.20%

Expected maturity date
	2014	2015	2016	2017	2018	There- after	Without maturity	Total 2013	Fair value 2013
($ Equivalent in thousand)
Receive Mexican Peso	67,384	157,356	-	-	-	-	-	224,740
Mexican Peso fixed rate	-	-	-	-	-	-	-	-
Mexican Peso floating rate	5.29%	4.44%	-	-	-	-	-	4.70%
Pay Mexican Peso	19,208	19,108	1,024	367	-	-	-	39,707
Mexican Peso fixed rate	6.67%	5.93%	6.50%	-	-	-	-	6.35%
Mexican Peso floating rate	6.34%	6.23%	6.86%	6.84%	-	-	-	6.30%
Receive Peruvian Soles	41,021	-	-	-	-	-	-	41,021
Peruvian Soles fixed rate	6.50%	-	-	-	-	-	-	6.50%
Receive Swiss franc	85,288	-	-	-	-	-	-	85,288
Swiss franc fixed rate	0.80%	-	-	-	-	-	-	0.80%
Receive Japanese Yen	5,041	-	-	-	-	-	-	5,041
Japanese Yen fixed rate	0.75%	-	-	-	-	-	-	0.75%

FORWARD CURRENCY EXCHANGE AGREEMENTS
Receive U.S. Dollars/ Pay Mexican Pesos	88,130	-	-	-	-	-	-	88,130	592
Average exchange rate	13.04							13.04
Receive U.S. Dollars/ Pay Brazilian Reales	5,810	-	-	-	-	-	-	5,810	340
Average exchange rate	2.24	-	-	-	-	-	-	2.24
TRADING
Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	-	14,000	-	-	-	-	14,000	(65)
Average pay rate	-	-	5.54%	-	-	-	-	5.54%
Average receive rate	-	-	5.08%	-	-	-	-	5.08%
Cross currency swaps:
Receive US Dollars	600	-	-	-	-	-	-	600	(7)
U.S. Dollars fixed rate	7.04%							7.04%
Pay Mexican Peso	600	-	-	-	-	-	-	600
Mexican Peso fixed rate	12.50%	-	-	-	-	-	-	12.50%

(1) Borrowings and placements include securities sold under repurchase agreements and short and long-term borrowings and debt.

As of December 31, 2012

Expected maturity date
	2013	2014	2015	2016	2017	There- after	Without maturity	Total 2012	Fair value 2012
($ Equivalent in thousand)

ASSETS
Investment Securities
Fixed rate
U.S. Dollars	52,910	30,571	50,000	13,000	11,918	7,500	-	165,899	178,789
Average fixed rate	4.85%	7.15%	8.04%	4.00%	6.56%	6.74%	-	6.38%
Floating rate
U.S. Dollars	277	10,000	28,000	-	-	-	-	38,277	38,378
Average floating rate	3.75%	2.43%	2.11%	-	-	-	-	2.21%
Loans
Fixed rate
U.S. Dollars	3,192,351	19,162	21,169	-	-	-	-	3,232,682	3,243,241

Expected maturity date
	2013	2014	2015	2016	2017	There- after	Without maturity	Total 2012	Fair value 2012
($ Equivalent in thousand)
Average fixed rate	2.89%	4.04%	4.35%	-	-	-	-	2.91%
Mexican Peso	49,489	705	-	-	-	-	-	50,194	51,138
Average fixed rate	7.45%	11.90%	-	-	-	-	-	7.51%
Floating rate
U.S. Dollars	1,099,775	632,949	513,462	99,082	26,671	14,538	-	2,386,478	2,442,676
Average floating rate	3.40%	3.76%	3.67%	4.06%	4.28%	3.19%	-	3.59%
Mexican Peso	4,008	9,695	11,310	13,123	8,067	-	-	46,203	47,118
Average floating rate	8.49%	8.42%	8.45%	8.57%	8.57%	-	-	8.50%

LIABILITIES
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,300,831	479	-	-	405,185	-	-	1,706,495	1,722,691
Average fixed rate	1.29%	0.69%	-	-	3.75%	-	-	1.88%
Mexican Peso	1,435	-	-	-	-	-	-	1,435	1,497
Average fixed rate	9.21%	-	-	-	-	-	-	9.21%
Peruvian Soles	-	48,188	-	-	-	-	-	48,188	52,449
Average fixed rate	-	6.50%	-	-	-	-	-	6.50%
Euro	39,633	-	-	-	-	-	-	39,633	39,656
Average fixed rate	0.70%	-	-	-	-	-	-	0.70%
Floating rate
U.S. Dollars	520,888	815,083	-	-	-	-	-	1,335,971	1,338,816
Average floating rate	1.35%	1.72%	-	-	-	-	-	1.58%
Mexican Peso	156,761	70,508	153,947	-	-	-	-	381,215	378,968
Average floating rate	5.57%	6.34%	5.50%	-	-	-	-	5.69%

INTEREST RATE SWAPS
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	10,000	10,000	50,000	10,000	-	-	-	80,000	(6,600)
Average pay rate	5.20%	7.75%	7.13%	3.75%	-	-	-	6.54%
Average receive rate	1.54%	3.04%	3.10%	2.69%	-	-	-	2.85%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	-	-	-	400,000	-	-	400,000	8,319
Average pay rate	-	-	-	-	3.07%	-	-	3.07%
Average receive rate	-	-	-	-	3.75%	-	-	3.75%

CROSS CURRENCY SWAPS
Receive U.S. Dollars	5,804	3,691	2,634	609	368	-	-	13,106	(18)
U.S. Dollars fixed rate	7.04%	7.04%	-	-	-	-	-	7.04%
U.S. Dollars floating rate	4.25%	4.36%	4.28%	4.35%	4.33%	-	-	4.29%
Pay US Dollars	-	108,405	157,356	-	-	-	-	265,761	6,188
U.S. Dollars fixed rate	-	-	-	-	-	-	-	5.35%
U.S. Dollars floating rate	-	-	-	-	-	-	-	2.43%
Receive Mexican Peso	-	-	-	-	-	-	-	224,741
Mexican Peso floating rate	-	-	-	-	-	-	-	5.75%
Pay Mexican Peso	5,804	3,691	2,634	609	368	-	-	13,106
Mexican Peso fixed rate	9.29%	11.71%	-	-	-	-	-	9.75%
Mexican Peso floating rate	6.89%	7.97%	7.94%	7.92%	7.90%	-	-	7.64%
Receive Peruvian Soles	-	41,020	-	-	-	-	-	41,020

Expected maturity date
	2013	2014	2015	2016	2017	There- after	Without maturity	Total 2012	Fair value 2012
($ Equivalent in thousand)
Peruvian Soles fixed rate	-	6.50%	-	-	-	-	-	6.50%

FORWARD CURRENCY EXCHANGE AGREEMENTS
Receive U.S. Dollars/ Pay Mexican Pesos	35,997	-	-	-	-	-	-	35,997	(304)
Average exchange rate	13.10	-	-	-	-	-	-	13.10
Receive U.S. Dollars/ Pay Brazilian Reales	6,196	-	-	-	-	-	-	6,196	(48)
Average exchange rate	2.06	-	-	-	-	-	-	2.06
Pay U.S. Dollars/ Receive Euro	39,736	-	-	-	-	-	-	39,736	(45)
Average exchange rate	1.32	-	-	-	-	-	-	1.32

TRADING
Trading Assets
Debt securities:
Brazilian Reales	-	-	-	-	-	1,954	-	1,954	5,146
Average floating rate	-	-	-	-	-	2.78%	-	2.78%

Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	-	35,291	-	-	-	-	35,291	(100)
Average pay rate	-	-	4.25%	-	-	-	-	4.25%
Average receive rate	-	-	3.98%	-	-	-	-	3.98%
Cross currency swaps:
Pay US Dollars	147,242	-	-	-	-	-	-	147,242	(32,182)
U.S. Dollars floating rate	2.35%	-	-	-	-	-	-	2.35%
Receive Mexican Peso	147,242	-	-	-	-	-	-	147,242
Mexican Peso floating rate	5.70%	-	-	-	-	-	-	5.70%
US Dollars / Chilean Pesos	2,056	-	-	-	-	-	-	2,056	6
US Dollars / Colombian Pesos	1,026	-	-	-	-	-	-	1,026	27
US Dollars / Brazilian Reales	991	-	-	-	-	-	-	991	12
Euro / Brazilian Reales	3,766	-	-	-	-	-	-	3,766	4
Forward Currency exchange agreements:
Receive U.S. dollars / Pay Mexican Peso	5,107	-	-	-	-	-	-	5,107	28
Average exchange rate.	12.87	-	-	-	-	-	-	12.87
Receive Mexican Peso / Pay U.S. dollars..	2,045	-	-	-	-	-	-	2,045
Average exchange rate	12.85	-	-	-	-	-	-	12.85	(22)
Futures:
Currency futures	41	-	-	-	-	-	-	41	(5)
Index futures	10	-	-	-	-	-	-	10	20
Swap futures	6,845	-	-	-	-	-	-	6,845	5

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

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements,” note 21. For information regarding the fair value of trading assets and liabilities of the Fund, See Item 18, “Financial Statements,” notes 2(i) and 5.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2013, the Bank did not hold significant open foreign exchange positions. The Fund invests in securities denominated in foreign currency, as well as forward foreign currency exchange contracts and cross currency swap contracts, all for trading purposes. As of December 31, 2013, the Bank had an equivalent of $224 million in non-U.S. dollar financial assets and $457 million of non-U.S. dollar financial liabilities which are fully hedged.

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

The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2013		As of December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousand)
INVESTMENT SECURITIES
Investment available for sale	334,368	334,368	183,017	183,017
Investment held-to-maturity	33,759	33,634	34,113	34,149
Interest rate swaps (1)	(363)	(363)	(6,600)	(6,600)
TRADING ASSETS
Trading Assets	0	0	5,146	5,146
(1)	As of December 31, 2013 includes interest rate swaps that applies for hedge accounting.

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

The Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2013, and concluded that they were effective as of December 31, 2013.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2013 and based its conclusion on such evaluation, which included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2013, the Bank’s internal control over financial reporting was effective.

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

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries and our report dated April 25, 2014, expressed an unqualified opinion on those financial statements.

/s/ Deloitte, Inc.

April 25, 2014
Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

•	There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

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

A copy of the Bank’s Code of Ethics is being filed as an Exhibit to the Form 20-F for the fiscal year ended December 31, 2013 and may also be found on the Bank’s website (http://www.bladex.com) at Investors / Corporate Overview / Corporate Governance / Code of Ethics (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, via e-mail to cschech@bladex.com.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, Inc., the Bank’s independent accounting firm, for each of the years ended December 31, 2013 and 2012:

	As of December 31,
	2013	2012

Audit fees	$658,161	$681,775
Audit-related fees	$148,195	$128,900
Tax fees	$0	$0
All other fees	$0	$0
Total	$806,356	$810,675

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte, Inc. for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte, Inc. that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs, as part of the normal course of business of the Bank.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements	F-3
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-4
Consolidated Statements of Income for the Years Ended December 31, 2013, 2012, and 2011	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2012, and 2011	F-6
Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest for the Years Ended December 31, 2013, 2012, and 2011	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012, and 2011	F-8
Notes to Consolidated Financial Statements	F-9

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*

Exhibit 1.2.	By-Laws**

Exhibit 8.1.	List of Subsidiaries***

Exhibit 11.1.	Code of Ethics ***

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002****

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002****

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

*** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2013.

**** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/Rubens V. Amaral Jr.
Chief Executive Officer

April 25, 2014

EXHIBIT INDEX

Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation*

Exhibit 1.2.	By-Laws**

Exhibit 8.1.	List of Subsidiaries***

Exhibit 11.1.	Code of Ethics***

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002****

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002****

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

*** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2013.

**** Furnished herewith.

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

With Report of Independent Registered Public Accounting firm

Consolidated Balance Sheets as of December 31, 2013 and 2012, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Redeemable Noncontrolling Interest and Cash Flows for the Three Years in the Period Ended December 31, 2013

F-1

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Consolidated Financial Statements 2013, 2012 and 2011

INDEPENDENT AUDITOR’S REPORT

Deloitte, Inc.
Contadores Públicos Autorizados
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Facsimile : (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Panama, Republic of Panama

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, change in stockholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Bank's internal control over financial reporting.

April 25, 2014
Panama, Republic of Panama

Auditoría. Impuestos. Consultoría. Asesoría Financiera.	A member firm of Deloitte Touche Tohmatsu

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2013 and 2012
(in US$ thousand, except share amounts)

	Notes	2013	2012
Assets
Cash and due from banks	4,24	2,161	6,718
Interest-bearing deposits in banks (including pledged deposits of $9,032 in 2013 and $14,519 in 2012)	4,24	837,557	700,312
Trading assets (including pledged securities to creditors of $1,262 in 2012)	5,23,24	-	5,265
Securities available-for-sale (including pledged securities to creditors of $296,811 in 2013 and $152,340 in 2012)	6,24	334,368	183,017
Securities held-to-maturity (fair value of $33,634 in 2013 and $34,149 in 2012) (including pledged securities to creditors of $13,007 in 2013 and $19,453 in 2012)	6,24	33,759	34,113
Investment funds	7,24	118,661	105,888
Loans	8	6,148,298	5,715,556
Less:
Allowance for loan losses	9	72,751	72,976
Unearned income and deferred fees		6,668	7,100
Loans, net	24	6,068,879	5,635,480

Customers' liabilities under acceptances	24	1,128	1,157
Accrued interest receivable	24	40,727	37,819
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $13,881 in 2013 and $11,688 in 2012)	10	10,466	12,808
Derivative financial instruments used for hedging - receivable	21,23,24	15,217	19,239
Other assets	11	8,389	14,580
Total assets		7,471,312	6,756,396

Liabilities and stockholders' equity
Deposits:	12,24
Noninterest-bearing - Demand		663	580
Interest-bearing - Demand		62,384	131,295
Time		2,298,289	2,185,385
Total deposits		2,361,336	2,317,260

Trading liabilities	5,23,24	72	32,304
Securities sold under repurchase agreement	4,6,13,23,24	286,162	158,374
Short-term borrowings and debt	14,24	2,705,365	1,449,023
Acceptances outstanding	24	1,128	1,157
Accrued interest payable	24	13,786	17,943
Long-term borrowings and debt	15,24	1,153,871	1,905,540
Derivative financial instruments used for hedging - payable	5,21,23,24	8,572	11,747
Reserve for losses on off-balance sheet credit risk	9	5,222	4,841
Other liabilities	11	27,947	28,348
Total liabilities		6,563,461	5,926,537

Commitments and contingencies	19,20,21,24,25

Redeemable noncontrolling interest		49,899	3,384

Stockholders' equity:	16,17,18,22,26
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,520,422 in 2013 and 2,531,926 in 2012)		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,710,556 in 2013 and 29,271,067 in 2012)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		118,646	121,419
Capital reserves		95,210	95,210
Retained earnings		458,699	422,048
Accumulated other comprehensive loss	6,21,22	(12,575)	(730)
Treasury stock	16	(82,008)	(91,452)
Total stockholders' equity		857,952	826,475
Total liabilities and stockholders' equity		7,471,312	6,756,396

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2013, 2012 and 2011
(in US$ thousand, except per share amounts)

	Notes	2013	2012	2011
Interest income:	21
Deposits		1,526	1,876	1,351
Trading assets		-	69	1,758
Investment securities:
Available-for-sale		7,655	5,675	10,780
Held-to-maturity		842	721	880
Investment funds		2,301	880	2,341
Loans		192,979	183,216	140,317
Total interest income		205,303	192,437	157,427
Interest expense:	21
Deposits		12,381	12,944	8,818
Investment funds		1,844	109	323
Short-term borrowings and debt		26,944	20,673	15,753
Long-term borrowings and debt		41,042	53,734	29,823
Total interest expense		82,211	87,460	54,717
Net interest income		123,092	104,977	102,710

Reversal of provision (provision) for loan losses	9	1,598	8,343	(8,841)

Net interest income, after reversal of provision (provision) for loan losses		124,690	113,320	93,869

Other income (expense):
Reversal of provision (provision) for losses on off-balance sheet credit risk	9	(381)	4,046	4,448
Fees and commissions, net		13,669	10,021	10,619
Derivative financial instruments and hedging	21	353	71	2,923
Recoveries, net of impairment of assets		108	-	(57)
Net gain (loss) from investment funds trading		(6,702)	7,011	20,314
Net gain (loss) from trading securities		3,221	11,234	(6,494)
Net gain on sale of securities available-for-sale	6	1,522	6,030	3,413
Net gain (loss) on foreign currency exchange		(3,834)	(10,525)	4,269
Gain on sale of premises and equipment	10	-	5,626	-
Other income, net		2,232	2,986	1,059
Net other income		10,188	36,500	40,494

Operating expenses:
Salaries and other employee expenses		31,702	33,171	27,825
Depreciation and amortization of equipment and leasehold improvements		2,747	2,269	2,139
Professional services		4,010	4,053	4,151
Maintenance and repairs		1,529	1,936	1,634
Expenses from investment funds		2,589	2,953	4,372
Other operating expenses		11,729	11,432	9,966
Total operating expenses		54,306	55,814	50,087

Net income from continuing operations		80,572	94,006	84,276

Net loss from discontinued operations	3	(4)	(681)	(420)

Net income		80,568	93,325	83,856

Net income (loss) attributable to the redeemable noncontrolling interest		(4,185)	293	676

Net income attributable to Bladex stockholders		84,753	93,032	83,180

Amounts attributable to Bladex stockholders:

Net income from continuing operations		84,757	93,713	83,600
Net loss from discontinued operations		(4)	(681)	(420)
		84,753	93,032	83,180

Earning per share from continuing operations:
Basic	18	2.21	2.48	2.26

Diluted	18	2.20	2.47	2.25

Loss per share from discontinued operations:
Basic	18	0.00	(0.02)	(0.01)

Diluted	18	0.00	(0.02)	(0.01)

Earning per share:
Basic	18	2.21	2.46	2.25

Diluted	18	2.20	2.45	2.24

Weighted average basic shares	18	38,406	37,824	36,969

Weighted average diluted shares	18	38,533	37,938	37,145

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income
Years ended December 31, 2013, 2012 and 2011
(in US$ thousand)

	Notes	2013	2012	2011

Net income		80,568	93,325	83,856

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the year	22	(9,640)	8,436	4,095
Less: reclassification adjustments for net gains included in net income	22	(1,487)	(5,775)	(2,079)
Net change in unrealized gains (losses) on securities available for sale		(11,127)	2,661	2,016

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the year	22	(2,302)	5,699	1,097
Less: reclassification adjustments for net (gains) losses included in net income	22	1,985	(5,427)	960
Net change in unrealized gains (losses) on derivative financial instruments		(317)	272	2,057

Foreign currency translation adjustment, net of hedges:
Current year change		(330)	(735)	(744)
Reclassification adjustments for net losses included in net income		24	-	-
Net change in foreign currency translation adjustment		(306)	(735)	(744)

Other comprehensive income (loss)		(11,750)	2,198	3,329

Comprehensive income		68,818	95,523	87,185

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		(4,090)	109	676

Comprehensive income attributable to Bladex stockholders		72,908	95,414	86,509

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest
Years ended December 31, 2013, 2012 and 2011
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2011	279,980	133,815	95,210	320,153	(6,441)	(125,667)	697,050	18,950

Net income	-	-	-	83,180	-	-	83,180	676

Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	531

Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(14,610)

Other comprehensive income	-	-	-	-	3,329	-	3,329	-

Compensation cost - stock options and stock units plans	-	2,311	-	-	-	-	2,311	-

Issuance of restricted shares	-	(609)	-	-	-	609	-	-

Exercised options and stock units vested	-	(5,340)	-	-	-	9,441	4,101	-

Dividends declared	-	-	-	(30,689)	-	-	(30,689)	-

Balances at December 31, 2011	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547

Net income	-	-	-	93,032	-	-	93,032	293

Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	1,773

Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(4,045)

Other comprehensive income (loss)	-	-	-	-	2,382	-	2,382	(184)

Compensation cost - stock options and stock units plans	-	2,271	-	-	-	-	2,271	-

Issuance of restricted shares	-	(771)	-	-	-	771	-	-

Exercised options and stock units vested	-	(10,258)	-	-	-	23,394	13,136	-

Dividends declared	-	-	-	(43,628)	-	-	(43,628)	-

Balances at December 31, 2012	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384

Effect of deconsolidating a variable interest entity ("VIE")	-	-	-	-	-	-	-	(565)

Net income (loss)	-	-	-	84,753	-	-	84,753	(4,185)

Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	53,000

Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,830)

Other comprehensive income (loss)	-	-	-	-	(11,845)	-	(11,845)	95

Compensation cost - stock options and stock units plans	-	2,996	-	-	-	-	2,996	-

Issuance of restricted shares	-	(629)	-	-	-	629	-	-

Exercised options and stock units vested	-	(5,140)	-	-	-	8,842	3,702	-

Repurchase of "Class E" common stock	-	-	-	-	-	(27)	(27)	-

Dividends declared	-	-	-	(48,102)	-	-	(48,102)	-

Balances at December 31, 2013	279,980	118,646	95,210	458,699	(12,575)	(82,008)	857,952	49,899

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2013, 2012 and 2011
(in US$ thousand)

	2013	2012	2011
Cash flows from operating activities:
Net income	80,568	93,325	83,856
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	8,126	(47,678)	17,177
Depreciation and amortization of equipment and leasehold improvements	2,747	2,269	2,139
Provision (reversal of provision) for loan losses	(1,598)	(8,343)	8,841
Provision (reversal of provision) for losses on off-balance sheet credit risk	381	(4,046)	(4,448)
Impairment loss on assets	-	-	57
Net gain on sale of securities available-for-sale	(1,522)	(6,030)	(3,413)
Gain on sale of premises and equipment	-	(5,626)	-
Compensation cost - compensation plans	2,996	2,271	2,311
Amortization of premium and discounts on investments	5,015	3,075	6,912
Net decrease (increase) in operating assets:
Trading assets	281	14,338	29,766
Investment funds	(7,174)	14,537	46,866
Accrued interest receivable	(2,908)	349	(7,058)
Other assets	6,169	3,786	(7,498)
Net increase (decrease) in operating liabilities:
Trading liabilities	(32,232)	26,720	1,647
Accrued interest payable	(4,157)	6,153	1,706
Other liabilities	(2,230)	2,250	1,126
Net change from discontinued operating activities	92	(256)	200
Net cash provided by operating activities	54,554	97,094	180,187

Cash flows from investing activities:
Effect on cash of desconsolidating a VIE	(2,135)	-	-
Net decrease (increase) in pledged deposits	5,487	9,475	(7,919)
Net decrease (increase) in deposits with original maturities greater than three months	-	30,000	(30,000)
Net increase in loans	(521,333)	(909,019)	(901,103)
Proceeds from the sale of loans	89,532	146,211	9,261
Acquisition of equipment and leasehold improvements	(476)	(10,823)	(2,220)
Proceeds from the sale of premises and equipment	-	8,023	-
Proceeds from the redemption of securities available-for-sale	34,277	15,277	19,484
Proceeds from the sale of securities available-for-sale	105,942	254,772	264,997
Proceeds from maturities of securities held-to-maturity	19,910	7,050	13,500
Purchases of investments available-for-sale	(313,036)	(39,982)	(364,993)
Purchases of investments held-to-maturity	(19,843)	(14,811)	(7,050)
Net change from discontinued investing activities	63	(3)	(88)
Net cash used in investing activities	(601,612)	(503,830)	(1,006,131)

Cash flows from financing activities:
Net increase in due to depositors	43,845	13,754	482,581
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	1,384,130	(93,071)	340,141
Proceeds from long-term borrowings and debt	273,270	817,827	824,139
Repayments of long-term borrowings and debt	(1,024,939)	(399,835)	(411,731)
Dividends paid	(46,025)	(39,714)	(29,505)
Subscriptions of redeemable noncontrolling interest	53,000	1,773	531
Redemptions of redeemable noncontrolling interest	(1,830)	(4,045)	(14,610)
Exercised stock options	3,702	13,136	4,101
Repurchase of common stock	(27)	-	-
Net change from discontinued financing activities	27	-	-
Net cash provided by financing activities	685,153	309,825	1,195,647

Effect of exchange rate fluctuations on cash and cash equivalents	80	(68)	(852)

Net Increase (decrease) in cash and cash equivalents	138,175	(96,979)	368,851
Cash and cash equivalents at beginning of the year	692,511	789,490	420,639
Cash and cash equivalents at end of the year	830,686	692,511	789,490

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	86,368	81,307	54,717

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

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

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercised control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, which, until its dissolution, provided investment management services to Bladex Offshore Feeder Fund and Bladex Capital Growth Fund (see Note 7). On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which was mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA. Bladex Asset Management Inc. was dissolved, in the Republic of Panama on July 5, 2013 and, in the USA on September 18, 2013, and their net assets were transferred to the Head Office. Bladex Holdings Inc. maintains ownership in two companies: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Offshore Feeder Fund was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invested substantially all its assets in Bladex Capital Growth Fund, which was also incorporated under the laws of the Cayman Islands.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund"), registered with the Brazilian Securities Commission ("CVM", for its acronym in Portuguese). The Brazilian Fund is a non-consolidating variable interest entity (see Note 7).

The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owned 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owned 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owned the remaining 0.0001%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provided investment advisory services to Bladex Latam Fundo de Investimento Multimercado. BLX Brazil Ltd. and Bladex Asset Management Brazil – Gestora de Recursos, Ltda. were sold as part of the sale of the asset management unit (see Note 7).

Bladex Head Office has a participation of 55.87% in Alpha4X Feeder Fund (formerly Bladex Offshore Feeder Fund), a fund constituted under the laws of the Cayman Islands, that invests substantially all its assets in Alpha4X Capital Growth Fund (formerly Bladex Capital Growth Fund), which is also incorporated under the laws of the Cayman Islands (see Note 7). Alpha4X Feeder Fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. Both funds, Alpha4X Feeder Fund and Alpha4X Capital Growth Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of these Funds is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

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

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, D.F. and Monterrey, Mexico; in Porto Alegre, Brazil; in Lima, Peru; in Bogota, Colombia; and an international administrative office in Miami, Florida, USA.

Bladex Head Office owned 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA. This company owned “Class C” shares of Bladex Capital Growth Fund, which were sold as part of the sale of the asset management unit (see Note 7). The “Class C” shares entitled this company to receive a performance allocation on third-party investments in Bladex Offshore Feeder Fund and in Bladex Capital Growth Fund. This company was dissolved on August 14, 2013 and its net assets were transferred to its investors.

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

e)	Specialized accounting for investment companies

Alpha4X Feeder Fund (“Feeder”) and Alpha4X Capital Growth Fund (“Master”) are organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master (see Note 7).

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Master, reporting it within the “Investment funds” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports the Feeder’s proportionate participation in the interest income and expense from the Master in the Investment funds line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Master are reported in “Expenses from the investment funds” line item in the consolidated statements of income.

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

Securities available-for-sale

These securities consist of debt instruments not classified as either trading securities or as held-to-maturity securities, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

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

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

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

k)	Investment Funds

The investment funds line includes the net asset value of the Feeder and the net value of Bladex investment in the Brazilian Fund. The Feeder records its investment in the Master at fair value, which is the Feeder’s proportionate interest in the net assets of the Master. The Master invests in trading assets and liabilities that are carried at fair value. The Master reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments (see Note 7).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and any impairment that is determined to be other-than-temporary is charged to earnings as impairment on assets (see Note 11).

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

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 4 are reviewed every 18 months, ratings 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

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

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance, complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

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

q)	Equipment and leasehold improvements

Equipment and leasehold improvements, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years.

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

u)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

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

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange line item.

w)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.
•	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

x)	Redeemable noncontrolling interest

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

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

y)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

z)	Recently issued accounting standards

At the consolidated balance sheet date, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2013-05 – Foreign Currency Matters (Topic 830)

The objective of the amendments in this update is to resolve the diversity in practice about the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary, the parent is required to release any related cumulative translation adjustment into net income.

The amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity, and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

This update is effective for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-07 – Presentation of Financial Statements (Topic 205)

The amendments in this update require an entity to prepare its financial statements using the liquidation basis of accounting when the liquidation is imminent. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.

The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein.  Entities should apply the requirements prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-08 – Financial Services – Investment Companies (Topic 946)

The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and design to determine whether it is an investment company. These amendments also clarify the characteristics of an investment company and provide additional implementation guidance for that assessment.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

This update is effective for annual and interim periods beginning after December 15, 2013. Early application is prohibited. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-11 – Income Taxes (Topic 740)

The objective of the amendments in this update is to eliminate the diversity in practice on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. An unrecognized tax benefit, or a portion of it, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as when those instances are not available, entities should present them as a liability and should not combined them with deferred tax assets.

These amendments are effective for fiscal years, and interim periods beginning after December 15, 2013. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

3.	Sale of the asset management unit and discontinued operations

On April 2, 2013, the Bank reached a definitive agreement to sale its asset management unit (the “Management Unit”) to Alpha4X Asset Management, LLC and related companies (“Alpha4X”). Alpha 4X Asset Management, LLC is a company majority-owned by former executives of the Management Unit (see Note 7). The sale closed in the second quarter of 2013.

The sale resulted in a gain of $455 thousand, which is reported in net loss from discontinued operations in the consolidated statements of income. The Bank applied discontinued operations accounting to the operations of the Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations.

The following table summarizes the operating results of the discontinued operations:

	Year ended December 31
(In thousands of US$)	2013	2012	2011

Other income:
Fees and commissions (1)	610	2,683	2,942
Other income	468	20	-
	1,078	2,703	2,942
Operating expenses:
Salaries and other employee expenses	373	1,535	1,443
Depreciation and amortization	8	21	27
Professional services	462	699	731
Maintenance and repairs	1	7	5
Other operating expenses	238	1,122	1,156
Total operating expenses	1,082	3,384	3,362
Net loss from discontinued operations	(4)	(681)	(420)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(1)	Includes management fees from investment funds for $567 thousand, $2,588 thousand and $2,832 in 2013, 2012 y 2011, respectively.

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
(In thousands of US$)	2013	2012

Cash and due from banks	2,161	6,718
Interest-bearing deposits in banks	837,557	700,312
Total	839,718	707,030
Less:
Pledged deposits	9,032	14,519
	830,686	692,511

On December 31, 2013 and 2012, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of December 31, 2013 and 2012, the Bank had pledged deposits with a carrying value of $6.0 million and $11.5 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	December 31,
(In thousands of US$)	2013	2012

Trading assets:
Sovereign bonds	-	5,146
Cross-currency swaps	-	49
Forward foreign exchange	-	50
Future contracts	-	20
Total	-	5,265

Trading liabilities:
Interest rate swaps	65	100
Cross-currency interest rate swaps	7	32,182
Forward foreign exchange	-	22
Total	72	32,304

Sovereign bonds were outstanding as of December 31, 2012, generated gains of $0.1 million during 2012, which were recorded in earnings. As of December 31, 2012, bonds with a carrying value of $1.3 million, secured derivative financial instruments transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

During 2013, 2012 and 2011, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Year ended December 31
(In thousands of US$)	2013	2012	2011

Interest rate swaps	(9)	(310)	(299)
Cross-currency swaps	67	-	-
Cross-currency interest rate swaps	3,236	11,537	(4,858)
Forward foreign exchange	(6)	27	93
Future contracts	191	207	(29)
Total	3,479	11,461	(5,093)

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from investment funds trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 21.

As of December 31, 2013 and 2012, trading derivative liabilities include or have included interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value and cash flow hedges. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest income and expense lines over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of hedge accounting are recorded in Net gain (loss) from trading securities.

As of December 31, 2013 and 2012, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	2013			2012
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	14,000	-	65	35,291	-	100
Cross-currency interest rate swaps	600	-	7	155,081	49	32,182
Forward foreign exchange	-	-	-	7,152	50	22
Future contracts	-	-	-	6,896	20	-
Total	14,600	-	72	204,420	119	32,304

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

6.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	41,439	11	778	40,672
Colombia	44,536	65	1,351	43,250
Chile	21,807	15	751	21,071
Honduras	9,400	-	136	9,264
Panama	7,159	-	78	7,081
Peru	29,439	42	674	28,807
Venezuela	29,871	-	1,848	28,023
	183,651	133	5,616	178,168

Sovereign debt:
Brazil	32,751	936	645	33,042
Colombia	42,776	-	1,125	41,651
Chile	20,772	12	610	20,174
Mexico	35,730	-	2,445	33,285
Panama	12,485	71	553	12,003
Peru	11,589	-	65	11,524
Trinidad and Tobago	4,665	-	144	4,521
	160,768	1,019	5,587	156,200

Total	344,419	1,152	11,203	334,368

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	13,581	158	-	13,739
Colombia	986	60	-	1,046
Chile	1,967	87	-	2,054
Peru	530	17	-	547
	17,064	322	-	17,386

Sovereign debt:
Brazil	28,783	1,965	-	30,748
Colombia	15,489	-	199	15,290
Chile	1,061	1	-	1,062
Honduras	15,986	224	-	16,210
Mexico	20,553	1,779	-	22,332
Panama	37,845	1,828	-	39,673
Venezuela	39,548	801	33	40,316
	159,265	6,598	232	165,631

Total	176,329	6,920	232	183,017

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2013 and 2012, securities available-for-sale with a carrying value of $296.8 million and $152.3 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	December 31, 2013
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	136,895	5,113	6,866	503	143,761	5,616
Sovereign debt	107,239	5,210	18,557	377	125,796	5,587
	244,134	10,323	25,423	880	269,557	11,203

	December 31, 2012
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Sovereign debt	10,188	79	10,009	153	20,197	232
	10,188	79	10,009	153	20,197	232

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank regarding the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Year ended December 31
(In thousands of US$)	2013	2012	2011

Gains	1,523	6,141	3,825
Losses	(1)	(111)	(412)
Net	1,522	6,030	3,413

The amortized cost and fair value of securities available-for-sale by contractual maturity as of December 31, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	25,970	26,257
After 1 year but within 5 years	177,810	176,622
After 5 years but within 10 years	140,639	131,489
	344,419	334,368

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	December 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,118	-	-	4,118
Panama	14,634	8	18	14,624
	20,752	8	18	20,742

Sovereign debt:
Colombia	13,007	-	115	12,892

Total	33,759	8	133	33,634

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Panama	12,660	-	-	12,660

Sovereign debt:
Colombia	13,011	4	3	13,012
Honduras	6,442	9	19	6,432
Panama	2,000	45	-	2,045
	21,453	58	22	21,489

Total	34,113	58	22	34,149

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of December 31, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	18,701	18,709
After 1 year but within 5 years	15,058	14,925
	33,759	33,634

As of December 31, 2013 and 2012, securities held-to-maturity with a carrying value of $13.0 million and $19.4 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

7.	Investment funds

Until March 31, 2013, the Bank had an interest in two investment funds: Bladex Offshore Feeder Fund (98.74%) and Bladex Latam Fundo de Investimento Multimercado (92.38%). Prior to the sale of the Management Unit, the Bank consolidated these funds following applicable consolidation guidance.

The Bank determined that Bladex Offshore Feeder Fund was evaluated under the requirements of ASC 810-10 - Consolidation prior to the implementation of Statement of Financial Accounting Standards (“SFAS”) 167 (FIN 46 (R) (ASU 2009-17 - Consolidation of Variable Interest Entities), because this fund met the deferral criteria in ASU 2010-10 "Amendments for Certain Investment Funds”. Prior consolidation guidance required that a VIE be consolidated by the party that will absorb a majority of the entity’s expected losses or residual returns, or both.

Bladex Latam Fundo de Investimento Multimercado, a VIE, was consolidated line by line following the consolidation accounting policy of VIEs described in Note 2 (c).

As described in Note 3, the Bank sold the Management Unit. The sale agreement included, among others, the transfer of the Bank's participation in BLX Brazil Ltd. and Bladex Asset Management Brazil – Gestora de Recursos Ltda., the termination of the investment advisory contracts between Bladex Asset Management Inc. and Bladex Offshore Feeder Fund and Bladex Capital Growth Fund, and the change of name of Bladex Offshore Feeder Fund to Alpha4X Offshore Feeder Fund, of Bladex Capital Growth Fund to Alpha4X Capital Growth Fund, and of Bladex Latam Fundo de Investimento Multimercado to Alpha4X Latam Fundo de Investimento Multimercado.

With the sale of the Management Unit, the Bank deconsolidated Bladex Latam Fundo de Investimento Multimercado because it ceased to be the primary beneficiary of that VIE. The deconsolidation of this fund affected the balance of the redeemable noncontrolling interest. Since the date of sale of the Management Unit, the Bank's investment in Alpha4X Latam Fundo de Investimento Multimercado is adjusted to record the Bank's participation in the profits and losses of that fund in the Net gain (loss) from investment funds trading line.

The Bank continues to consolidate its investment in Alpha4X Feeder Fund, following the previous consolidation guide for VIEs applied to former Bladex Offshore Feeder Fund. At December 31, 2013, the Bank has a participation of 55.87% in that fund. As disclosed in Note 2 (e), while consolidating the Feeder, the Bank retains the specialized accounting for investment companies applied by the Feeder in the Master.

The following table summarizes the balances of investments in investment funds:

	December 31,
(In thousands of US$)	2013	2012

Bladex Offshore Feeder Fund	-	105,888
Alpha4X Feeder Fund	113,069	-
Alpha4X Latam Fundo de Investimento Multimercado	5,592	-
	118,661	105,888

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The Bank has a commitment to remain an investor in these funds, net of annual contractual redemptions, up to March 31, 2016.

8.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	December 31,
	2013	2012
Corporations:
Private	2,375,178	2,202,613
State-owned	938,878	538,638
Banking and financial institutions:
Private	1,785,798	1,775,938
State-owned	474,193	416,085
Middle-market companies:
Private	574,107	681,912
Sovereign	144	100,370
Total	6,148,298	5,715,556

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	December 31,
	2013	2012

Banking and financial institutions	2,259,991	2,192,023
Industrial	936,290	1,108,223
Oil and petroleum derived products	1,170,684	894,368
Agricultural	924,251	853,377
Services	398,736	210,925
Mining	10,000	22,122
Sovereign	144	100,370
Others	448,202	334,148
Total	6,148,298	5,715,556

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	December 31, 2013
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,372,053	938,878	1,785,798	474,193	574,107	144	6,145,173
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,375,178	938,878	1,785,798	474,193	574,107	144	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	December 31, 2012
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556

(1)	Current ratings as of December 31, 2013 and 2012, respectively.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	December 31,
	2013	2012
Current:
Up to 1 month	1,017,794	1,155,222
From 1 month to 3 months	1,749,348	1,475,201
From 3 months to 6 months	949,364	962,377
From 6 months to 1 year	774,803	752,822
From 1 year to 2 years	942,327	662,511
From 2 years to 5 years	711,537	692,884
More than 5 years	-	14,539
	6,145,173	5,715,556

Impaired:
Delinquent with impairment	3,125	-
	3,125	-

Total	6,148,298	5,715,556

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	December 31,
	2013	2012
Country:
Argentina	189,828	222,159
Belgium	-	30,692
Brazil	1,708,592	1,773,401
Chile	490,869	309,712
Colombia	701,577	450,037
Costa Rica	410,295	196,857
Dominican Republic	190,589	110,688
Ecuador	126,001	173,782
El Salvador	123,076	66,013
France	101,006	59,501
Guatemala	199,873	273,051
Honduras	73,524	70,701
Jamaica	60,784	9,772
Mexico	517,278	495,954
Netherlands	14,867	77,336
Nicaragua	7,823	10,169
Panama	223,505	277,144
Paraguay	102,244	27,060
Peru	580,881	841,032
Spain	-	9,695
Trinidad and Tobago	142,642	119,347
United States of America	28,283	2,925
Uruguay	154,761	108,528
	6,148,298	5,715,556

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	December 31,
	2013	2012

Fixed interest rates	3,252,331	3,282,876
Floating interest rates	2,895,967	2,432,680
	6,148,298	5,715,556

As of December 31, 2013 and 2012, for both years, 92% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The following is a summary of information of non-accruing loan balances, and interest amounts on non-accruing loans:

(In thousands of US$)	December 31,
	2013	2012	2011
Loans in non-accrual status
Private corporations	3,125	-	32,000
Total loans in non-accrual status	3,125	-	32,000

Interest which would have been recorded if the loans had not been in a non-accrual status	67	-	2,325
Interest income collected on non-accruing loans	-	2,288	2,375

An analysis of non-accruing loans with impaired balances as of December 31, 2013 and 2012 is detailed as follows:

(In thousands of US$)	December 31, 2013			2013
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	3,125	3,125	954	9	-
Total	3,125	3,125	954	9	-

(In thousands of US$)	December 31, 2012			2012
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded
Private corporations	-	-	-	-	2,288
Total	-	-	-	-	2,288

During 2011, the average principal balance of impaired loans amounted to $26,860 thousand.

As of December 31, 2013 and 2012, there were no impaired loans without related allowance.

As of December 31, 2013 and 2012, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	December 31, 2013
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	3,125	3,310,931	3,314,056
Banking and financial institutions	-	-	-	-	-	-	2,259,991	2,259,991
Middle-market companies	-	-	-	-	-	-	574,107	574,107
Sovereign	-	-	-	-	-	-	144	144
Total	-	-	-	-	-	3,125	6,145,173	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	December 31, 2012
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,741,251	2,741,251
Banking and financial institutions	-	-	-	-	-	-	2,192,023	2,192,023
Middle-market companies	-	-	-	-	-	-	681,912	681,912
Sovereign	-	-	-	-	-	-	100,370	100,370
Total	-	-	-	-	-	-	5,715,556	5,715,556

As of December 31, 2013 and 2012, the Bank has credit transactions in the normal course of business with 20% and 29%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2013 and 2012, approximately 12% and 18%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During 2013, 2012 and 2011, the Bank sold loans with a book value of $89.5 million, $146.2 million and $9.3 million, respectively, with a net gain of $421 thousand, $1,147 thousand and $64 thousand in 2013, 2012 and 2011, respectively.

9.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components as follows:

a)	Allowance for loan losses:

(In thousands of US$)	Year ended December 31, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	(972)	656	(518)	(764)	(1,598)
Loan recoveries and other	-	1,373	-	-	1,373
Loans written-off	-	-	-	-	-
Balance at end of the year	31,516	30,865	10,369	1	72,751

Components:
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total allowance for loan losses	31,516	30,865	10,369	1	72,751

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	Year ended December 31, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses	(8,887)	(1,704)	1,690	558	(8,343)
Loan recoveries and other	-	17	245	-	262
Loans written-off	(7,490)	-	-	-	(7,490)
Balance at end of the year	32,488	28,836	10,887	765	72,976

Components:
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total allowance for loan losses	32,488	28,836	10,887	765	72,976

(In thousands of US$)	Year ended December 31, 2011
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total

Balance at beginning of the year	54,160	18,790	5,265	400	78,615
Provision (reversal of provision) for loan losses	(5,295)	10,017	4,312	(193)	8,841
Loan recoveries and other	-	1,716	440	-	2,156
Loans written-off	-	-	(1,065)	-	(1,065)
Balance at end of the year	48,865	30,523	8,952	207	88,547

Components:
Generic allowance	34,065	30,523	8,952	207	73,747
Specific allowance	14,800	-	-	-	14,800
Total allowance for loan losses	48,865	30,523	8,952	207	88,547

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The net decrease in the generic allowance for loan losses in 2013 was primarily due to an increased exposure in countries, customers and type of transactions with better ratings and a decreased exposure in those with lower ratings.

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	December 31, 2013
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total of allowance for loan losses	31,516	30,865	10,369	1	72,751

Loans
Loans with generic allowance	3,310,931	2,259,991	574,107	144	6,145,173
Loans with specific allowance	3,125	-	-	-	3,125
Total loans	3,314,056	2,259,991	574,107	144	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(In thousands of US$)	December 31, 2012
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	32,488	28,836	10,887	765	72,976

Loans
Loans with generic allowance	2,741,251	2,192,023	681,912	100,370	5,715,556
Loans with specific allowance	-	-	-	-	-
Total loans	2,741,251	2,192,023	681,912	100,370	5,715,556

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Year ended December 31,
	2013	2012	2011

Balance at beginning of the period	4,841	8,887	13,335
Provision (reversal of provision) for losses on off-balance sheet credit risk	381	(4,046)	(4,448)
Balance at end of the period	5,222	4,841	8,887

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 19). The 2013’s net increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

10.	Equipment and leasehold improvements

A breakdown of cost and accumulated depreciation and amortization for equipment and leasehold improvements as of December 31, 2013 and 2012 is as follows:

(In thousands of US$)	December 31,
	2013	2012
Leasehold improvements	7,414	7,194
Furniture and equipment	16,933	17,302
	24,347	24,496
Less: accumulated depreciation and amortization	13,881	11,688
	10,466	12,808

In June 2012, the Bank recorded a gain on sale of premises and equipment of $5.6 million due to the sale of its former head office’s premises.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

11.	Other assets and other liabilities

Following is a summary of other assets and other liabilities as of December 31, 2013 and 2012:

(In thousands of US$)	December 31,
	2013	2012
Other assets
Prepaid commissions	5,042	10,193
Accounts receivable	1,514	1,749
Equity investment in a private fund (at cost)	530	961
Other	1,303	1,677
	8,389	14,580

(In thousands of US$)	December 31,
	2013	2012
Other liabilities
Accruals and provisions	22,516	20,345
Accounts payable	2,471	6,045
Other	2,960	1,958
	27,947	28,348

12.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	December 31,
(In thousands of US$)	2013	2012

Demand	63,047	131,875
Up to 1 month	1,617,059	1,194,102
From 1 month to 3 months	311,048	540,619
From 3 months to 6 months	207,182	281,120
From 6 months to 1 year	157,000	152,000
From 1 year to 2 years	6,000	7,000
From 2 years to 5 years	-	10,544
	2,361,336	2,317,260

The following table presents additional information about deposits:

	December 31,
(In thousands of US$)	2013	2012

Aggregate amounts of time deposits of $100,000 or more	2,298,289	2,185,277
Aggregate amounts of deposits in offices outside Panama	227,559	229,170

Interest expense paid to deposits in offices outside Panama	1,235	1,332

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

13.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $286.2 million and $158.4 million as of December 31, 2013 and 2012, respectively.

During 2013, 2012 and 2011, interest expense related to financing transactions under repurchase agreements totaled $1.3 million, $1.7 million and $2.1 million, respectively, corresponding interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

14.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt, together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2013	2012

Borrowings:
At fixed interest rates	1,289,851	1,181,133
At floating interest rates	1,017,527	267,890
Total borrowings	2,307,378	1,449,023
Debt:
At fixed interest rates	287,987	-
At floating interest rates	110,000	-
Total debt	397,987	-
Total short-term borrowings and debt	2,705,365	1,449,023
Average outstanding balance during the year	2,048,110	967,629
Maximum balance at any month-end	2,705,365	1,449,023
Range of fixed interest rates on borrowings and debt in U.S. dollars	0.67% to 1.43%	0.75% to 1.92%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.79% to 1.47%	1.06% to 1.99%
Fixed interest rate on borrowings in Euros	-	0.70%
Fixed interest rate on borrowings in Mexican pesos	4.13% to 4.58%	-
Floating interest rate on borrowings in Mexican pesos	4.03% to 4.24%	5.14% to 5.25%
Fixed interest rate on debt in Japanese yens	0.75%	-
Fixed interest rate on debt in Swiss francs	0.80%	-
Weighted average interest rate at end of the year	1.09%	1.48%
Weighted average interest rate during the year	1.21%	1.79%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The balances of short-term borrowings and debt by currency, is as follows:

	December 31,
(In thousands of US$)	2013	2012

Currency
U.S. dollar	2,536,815	1,365,500
Euro	-	39,633
Mexican peso	73,964	43,890
Japanese yen	4,749	-
Swiss franc	89,837	-
Total	2,705,365	1,449,023

15.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	December 31,
(In thousands of US$)	2013	2012
Borrowings:
At fixed interest rates with due dates in June 2015	25,000	1,435
At floating interest rates with due dates from March 2014 to December 2016	506,346	1,296,785
Total borrowings	531,346	1,298,220
Debt:
At fixed interest rates with due dates from November 2014 to April 2017	444,719	453,373
At floating interest rates with due dates from March 2015 to July 2016	177,806	153,947
Total debt	622,525	607,320
Total long-term borrowings and debt outstanding	1,153,871	1,905,540
Average outstanding balance during the year	1,317,983	1,893,580
Maximum outstanding balance at any month-end	1,893,149	2,152,584
Fixed interest rates on borrowings and debt in U.S. dollars	1.50% to 3.75%	3.75%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.52% to 1.77%	0.68% to 2.40%
Range of fixed interest rates on borrowings and debt in Mexican pesos	-	7.60% to 9.90%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.44% to 5.29%	5.50% to 6.34%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

	December 31,
	2013	2012
Fixed interest rate on debt in Peruvian nuevos soles	6.50%	6.50%
Weighted average interest rate at the end of the year	3.06%	2.92%
Weighted average interest rate during the year	3.08%	2.74%

The balances of long-term borrowings and debt by currency, is as follows:

	December 31,
(In thousands of US$)	2013	2012

Currency
U.S. dollar	866,975	1,518,592
Mexican peso	242,916	338,760
Peruvian nuevo sol	43,980	48,188
Total	1,153,871	1,905,540

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2013, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of December 31, 2013, are as follows:

(In thousands of US$)
Due in:	Outstanding

2014	352,085
2015	197,989
2016	203,058
2017	400,739
1,153,871

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

16.	Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; can only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one to one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2013:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total

Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2011	6,342,189	2,542,021	27,826,330	-	36,710,540
Conversions	-	(10,095)	10,095	-	-
Repurchase of common stock	-	-	-	-	-
Restricted stock issued - directors	-	-	25,541	-	25,541
Exercised stock options - compensation plans	-	-	325,996	-	325,996
Restricted stock units - vested	-	-	69,865	-	69,865
Outstanding at December 31, 2011	6,342,189	2,531,926	28,257,827	-	37,131,942
Conversions	-	-	-	-	-
Restricted stock issued - directors	-	-	32,317	-	32,317
Exercised stock options - compensation plans	-	-	895,674	-	895,674
Restricted stock units - vested	-	-	85,249	-	85,249
Outstanding at December 31, 2012	6,342,189	2,531,926	29,271,067	-	38,145,182
Conversions	-	(11,504)	11,503	-	(1)
Repurchase of common stock	-	-	(1,083)	-	(1,083)
Restricted stock issued - directors	-	-	28,500	-	28,500
Exercised stock options - compensation plans	-	-	276,079	-	276,079
Restricted stock units - vested	-	-	124,490	-	124,490
Outstanding at December 31, 2013	6,342,189	2,520,422	29,710,556	-	38,573,167

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

(In thousands of US$, except per share data)	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2011	318,140	10,708	568,010	15,655	4,383,150	99,304	5,269,300	125,667
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued - directors	-	-	-	-	(25,541)	(609)	(25,541)	(609)
Exercised stock options - compensation plans	-	-	-	-	(325,996)	(7,775)	(325,996)	(7,775)
Restricted stock units - vested	-	-	-	-	(69,865)	(1,666)	(69,865)	(1,666)
Outstanding at December 31, 2011	318,140	10,708	568,010	15,655	3,961,748	89,254	4,847,898	115,617
Restricted stock issued - directors	-	-	-	-	(32,317)	(771)	(32,317)	(771)
Exercised stock options - compensation plans	-	-	-	-	(895,674)	(21,361)	(895,674)	(21,361)
Restricted stock units - vested	-	-	-	-	(85,249)	(2,033)	(85,249)	(2,033)
Outstanding at December 31, 2012	318,140	10,708	568,010	15,655	2,948,508	65,089	3,834,658	91,452
Repurchase of common stock	-	-	-	-	1,083	27	1,083	27
Restricted stock issued - directors	-	-	-	-	(28,500)	(629)	(28,500)	(629)
Exercised stock options - compensation plans	-	-	-	-	(276,079)	(6,094)	(276,079)	(6,094)
Restricted stock units - vested	-	-	-	-	(124,490)	(2,748)	(124,490)	(2,748)
Outstanding at December 31, 2013	318,140	10,708	568,010	15,655	2,520,522	55,645	3,406,672	82,008

17.	Cash and stock-based compensation plans

The Bank has established equity compensation plans under which it manages restricted stock, restricted stock units and stock purchase option plans to attract, retain and motivate Directors and top employees and compensate them for their contributions to the growth and profitability of the Bank. Vesting conditions for each of the Bank’s plans are only comprised of specified requisite service periods.

A. 2008 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for Directors and Executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments. The maximum aggregate number of shares which may be granted under this plan is three million “Class E” common shares. The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the Directors and Executives to whom the Award may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.

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

During 2013, 2012 and 2011, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

Restricted stock – Directors

In the years 2013, 2012 and 2011, the Board of Directors granted 28,500, 32,317 and 25,541“Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on July 16, 2013, October 16, 2012, July 17, 2012, and July 15, 2011. The fair value of restricted stock granted totalled $713 thousand in 2013, $714 thousand in 2012 and $462 thousand in 2011, of which $637 thousand, $428 thousand and $414 thousand were charged against income during 2013, 2012 and 2011, respectively. The remaining cost pending amortization of $1,401 thousand at December 31, 2013 will be amortized over 2.39 years.

Restricted stock vest on the grant’s date anniversary, as follows:

Year of Grant
2013	35% in the first and second year, 30% in the third year
2012	25% each year
2011	20% each year

A summary of the restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2011	88,027	$13.07
Granted	25,541	18.07
Vested	(31,563)	13.14
Outstanding at December 31, 2011	82,005	14.59
Granted	32,317	22.09
Vested	(23,493)	14.35
Outstanding at December 31, 2012	90,829	17.32
Granted	28,500	25.00
Vested	(34,467)	16.84
Outstanding at December 31, 2013	84,862	$20.10
Expected to vest	84,862	$20.10

The fair value of vested stock during the years 2013, 2012 and 2011 was $581 thousand, $337 thousand and $415 thousand, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $2.1 million in 2013, $3.7 million in 2012 and $1.7 million in 2011. The 2013 grant was in restricted stock units only. In 2012, the distribution of the fair value in restricted stock units and stock purchase options was $3.2 million and $0.5 million, respectively. In the year 2011, the distribution of the fair value in restricted stock units and stock purchase options was $1.5 million and $0.2 million, respectively.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

Compensation costs of the restricted stock units are amortized during the period of restriction. Costs charged against income during 2013, 2012 and 2011 due to the amortization of these grants totaled $2,077 thousand, $1,317 thousand and $1,020 thousand, respectively. The remaining compensation cost pending amortization of $2,883 thousand in 2013 will be amortized over 2.55 years.

A summary of the status of the restricted stock units granted to certain Executives is presented below:

	Stock units	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2011	222,710	$10.96
Granted	94,496	15.84
Forfeited	(20,931)	12.63
Vested	(69,865)	11.09
Outstanding at December 31, 2011	226,410	12.80
Granted	181,598	17.52
Forfeited	(54,367)	13.88
Vested	(85,249)	12.31
Outstanding at December 31, 2012	268,392	15.93
Granted	114,070	18.76
Forfeited	(15,223)	16.81
Vested	(124,490)	16.08		$1,067
Outstanding at December 31, 2013	242,749	$17.13	2.30 years	$2,643
Expected to vest	242,749	$17.13		$2,643

The fair value of vested stock during the years 2013, 2012 and 2011 was $2,002 thousand, $1,050 thousand and $775 thousand, respectively.

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2012 and 2011 was estimated using a binomial option-pricing model, based on the following factors:

	2013	2012	2011
Weighted average fair value per option	-	$3.01	$2.92
Weighted average expected term, in years	-	5.50	5.50
Expected volatility	-	33.35%	30%
Risk-free rate	-	0.18% a 1.34%	2.52%
Expected dividend	-	5.30%	4.50%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2013, 2012 and 2011 as a result of the amortization of these plans amounted to $282 thousand, $485 thousand and $765, respectively. The remaining compensation cost pending amortization of $163 thousand in 2013 will be amortized over a period of 1.80 years. A summary of stock options granted is presented below:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2011	1,142,019	$12.39
Granted	72,053	17.81
Forfeited	(58,067)	12.16
Exercised	(240,439)	12.27
Outstanding at December 31, 2011	915,566	12.87
Granted	182,420	18.93
Forfeited	(231,639)	15.82
Exercised	(442,675)	12.90
Outstanding at December 31, 2012	423,672	13.83
Granted	-	-
Forfeited	(9,780)	18.18
Exercised	(226,147)	12.76
Outstanding at December 31, 2013	187,745	$14.90	3.65 years	$2,464
Exercisable	53,994	$11.58	1.12 years	$888
Expected to vest	133,751	$16.24	4.09 years	$1,576

The intrinsic value of exercised options during the years 2013, 2012 and 2011 was $2,673 thousand, $3,375 thousand and $1,322 thousand, respectively. During the years 2013, 2012 and 2011 the Bank received $2,886 thousand, $5,709 thousand and $2,949 thousand, respectively, from exercised options.

B. Restricted Stock – Directors (Discontinued)

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008. No grants were made after the 2007’s grant. The restricted stock vested at a rate of 20% each year on the grant date’s anniversary.

Related costs charged against income related to these grants amounted to $41 thousand and $87 thousand in 2012 and 2011, respectively. Since December 31, 2012, the Bank has neither unrecognized compensation costs nor restricted stock related to this plan.

A summary of restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Non vested at January 1, 2011	8,917	$20.77
Granted	-	-
Vested	(5,399)	20.39
Non vested at December 31, 2011	3,518	21.35
Granted	-	-
Vested	(3,518)	$21.35
Non vested at December 31, 2012	-	$-

The total fair value of vested stock during the years ended December 31, 2012 and 2011 was $75 thousand and $110 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

C. Stock Option Plan 2006 – Directors and Executives (Discontinued)

The 2006 Stock Option Plan was terminated in 2008. The options granted under this plan had an expiration term of seven years after the grant date. No grants were made after the 2007’s grant.

Related cost charged against income as a result of the amortization of options granted under this compensation plan amounted to $25 thousand in 2011. As of December 31, 2011, there were no compensation costs pending amortization or outstanding options related to this plan.

A summary of the share options granted to Directors and certain Executives is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2011	207,706	$16.34
Forfeited	-	-
Exercised	(27,552)	16.34
Outstanding at December 31, 2011	180,154	16.34
Forfeited	-	-
Exercised	(130,350)	16.34
Outstanding at December 31, 2012	49,804	16.34
Forfeited	-	-
Exercised	(49,804)	16.34
Outstanding at December 31, 2013	-	$-	-	$-

The intrinsic value of exercised options during the year ended December 31, 2013, 2012 and 2011 was $442 thousand, $570 thousand and $45 thousand, respectively. During the year ended December 31, 2013, 2012 and 2011, the Bank received $814 thousand, $2,130 thousand and $450 thousand from exercised options, respectively.

D. Indexed Stock Option Plan (Discontinued)

During 2004, the Board of Directors approved an indexed stock purchase option plan for Directors and certain executives of the Bank, which was subsequently terminated in 2006. The indexed stock options had an expiration term of ten years after the grant date. The exercise price is adjusted based on the change in a customized Latin American general market index. There is no compensation cost pending amortization, or outstanding options related to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

A summary of the indexed stock purchase options is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2011	385,469	$17.98
Forfeited	-	-
Expired	(4,100)	11.87
Exercised	(55,433)	12.12
Outstanding at December 31, 2011	325,936	12.86
Forfeited	-	-
Expired	(3,542)	14.48
Exercised	(322,394)	16.41
Outstanding at December 31, 2012	-	$-	-	$-

The intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $1,213 thousand and $235 thousand, respectively. During the years ended December 31, 2012 and 2011, the Bank received $5,292 thousand and $672 thousand, respectively, from exercised options.

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

	2013	2012	2011
Outstanding at beginning of year	534	1,812	17,746
Exercised	(534)	(1,278)	(15,934)
Outstanding at end of year	-	534	1,812

Related cost charged against income related to this plan amounted to $1 thousand in 2012 and 2011. There is no compensation cost related to this plan in 2013.

F. Other plans - Expatriate Officer Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2013, 2012 and 2011, the Bank charged to salaries expense $120 thousand, $131 thousand and $119 thousand, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2013 and 2012, the accumulated liability payable amounted to $176 thousand and $198 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

18.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Year ended December 31,
	2013	2012	2011
Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	84,757	93,713	83,600
Net loss from discontinued operations	(4)	(681)	(420)
Net income attributable to Bladex stockholders for both basic and diluted EPS	84,753	93,032	83,180
Basic earnings per share from continuing operations	2.21	2.48	2.26
Diluted earnings per share from continuing operations	2.20	2.47	2.25

Basic loss per share from discontinued operations	(0.00)	(0.02)	(0.01)
Diluted loss per share from discontinued operations	(0.00)	(0.02)	(0.01)

Basic earnings per share	2.21	2.46	2.25
Diluted earnings per share	2.20	2.45	2.24

Weighted average common shares outstanding - applicable to basic	38,406	37,824	36,969
Weighted average common shares outstanding - applicable to basic	38,406	37,824	36,969

Effect of dilutive securities:
Stock options and restricted stock units plans	127	114	176
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,533	37,938	37,145

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

	December 31,
(In thousands of US$)	2013	2012
Confirmed letters of credit	221,963	106,415
Stand-by letters of credit and guarantees - Commercial risk	137,285	25,167
Credit commitments	121,175	103,294
	480,423	234,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2013, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	353,721
From 1 to 2 years	93,175
From 2 to 5 years	32,905
After 5 years	622
480,423

As of December 31, 2013 and 2012 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)	December 31,
Country:	2013	2012
Argentina	295	-
Bolivia	80	820
Brazil	22,567	23,630
Chile	-	6,084
Colombia	38,545	9,098
Costa Rica	897	1,000
Dominican Republic	108	1,535
Ecuador	153,072	79,760
El Salvador	25	625
Guatemala	43,548	180
Honduras	412	562
Jamaica	338	-
Mexico	20,969	27,289
Netherlands	17,833	-
Panama	96,943	58,219
Paraguay	2	-
Peru	41,063	2,843
Switzerland	1,000	-
United Kingdom	70	-
Uruguay	40,946	-
Venezuela	1,710	23,231
	480,423	234,876

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

20.	Leasehold commitments

As of December 31, 2013, leasehold commitments are as follows:

(In thousands of US$)
Year
2014	2,236
2015	1,991
2016	1,676
2017	1,585
2018	1,621
Thereafter	15,798
Total minimum payments (1)	24,907

(1)	Minimum payments have not been reduced by minimum sublease rentals of $2,644 thousand due in the future under non-cancelable subleases.

The following table presents an analysis of all operating leases:

	2013	2012	2011
Rent expense	2,925	2,468	1,403
Less: Sublease rentals	(559)	(386)	(129)
	2,366	2,082	1,274

21.	Derivative financial instruments for hedging purposes

As of December 31, 2013 and 2012, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2013			2012
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	494,558	4,625	1,403	480,000	8,319	6,600
Cross-currency interest rate swaps	269,488	2,783	6,834	236,866	3,525	4,665
Cash flow hedges:
Interest rate swaps	453,000	393	243	-	-	-
Cross-currency interest rate swaps	126,308	6,392	-	42,001	7,333	23
Forward foreign exchange	88,130	684	92	75,733	62	411
Net investment hedges:
Forward foreign exchange	5,810	340	-	6,196	-	48
Total	1,437,294	15,217	8,572	840,796	19,239	11,747

Net gain on the ineffective portion of hedging activities (2)	353			71

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	226
Cross-currency interest rate swaps	(734)	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(11)	-

Forward foreign exchange	1,544	Interest income – loans	(1,461)	-
		Interest expense – borrowings and debt	31	-
		Gain (loss) on foreign currency exchange	1,562	-
Total	1,036		121	-

Derivatives – net investment hedge
Forward foreign exchange	464	Gain (loss) on foreign currency exchange	-	-
Total	464		-	-

2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217
Cross-currency interest rate swaps	3,740	Gain (loss) on foreign currency exchange	2,481	-

Forward foreign exchange	1,742	Interest income – loans	(564)	-
		Interest expense – borrowings and debt	(169)	-
		Gain (loss) on foreign currency exchange	3,679	-
Total	5,699		5,427	-

Derivatives – net investment hedge
Forward foreign exchange	109	Gain (loss) on foreign currency exchange	-	-
Total	109		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

2011
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	987
Cross-currency interest rate swaps	2,270	Gain (loss) on foreign currency exchange	1,958	-

Forward foreign exchange	(2,160)	Interest income – loans	(124)	-
		Interest expense – borrowings and debt	172	-
		Gain (loss) on foreign currency exchange	(2,966)	-
Total	1,097		(960)	-

Derivatives – net investment hedge
Forward foreign exchange	289	Gain (loss) on foreign currency exchange	-	-
Total	289		-	-

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(3,088)	4,649	1,561
	Interest income – loans	(39)	350	311
	Interest expense – borrowings and debt	3,192	(16,204)	(13,012)
	Derivative financial instruments and hedging	(3,622)	3,942	320

Cross-currency interest rate swaps	Interest income – loans	(795)	1,548	753
	Interest expense – borrowings and debt	6,905	(12,452)	(5,547)
	Derivative financial instruments and hedging	(6,117)	6,150	33
	Gain (loss) on foreign currency exchange	(430)	458	28
		(3,994)	(11,559)	(15,553)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

2012
(In thousands of US$)	Classification in statements of	Gain (loss) on	Gain (loss) on	Net gain
	income	derivatives	hedged item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(2,982)	4,776	1,794
	Interest expense – borrowings and debt	1,564	(12,022)	(10,458)
	Derivative financial instruments and hedging	59	-	59

Cross-currency interest rate swaps	Interest income – loans	(239)	522	283
	Interest expense – borrowings and debt	8,024	(11,187)	(3,163)
	Derivative financial instruments and hedging	12	-	12
	Gain (loss) on foreign currency exchange	5,873	(6,469)	(596)
		12,311	(24,380)	(12,069)

2011
(In thousands of US$)	Classification in statements of	Gain (loss) on	Gain (loss) on	Net gain
	income	derivatives	hedged item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(6,857)	10,266	3,409
	Interest expense – borrowings and debt	-	-	-
	Derivative financial instruments and hedging	74	-	74

Cross-currency interest rate swaps	Interest income – loans	(33)	55	22
	Interest expense – borrowings and debt	4,352	(7,874)	(3,522)
	Derivative financial instruments and hedging	2,849	-	2,849
	Gain (loss) on foreign currency exchange	(17,427)	17,475	48
		(17,042)	19,922	2,880

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and viceversa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.48 years.

The Bank estimates that approximately $551 thousand of losses reported in OCI as of December 31, 2013 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2014.

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

As of December 31, 2013, 2012 and 2011 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total

Balance as of January 1, 2011	(3,744)	(2,697)	-	(6,441)
Net unrealized gains arising from the year	4,095	1,097	-	5,192
Reclassification adjustment for (gains) loss included in net income (1)	(2,079)	960	-	(1,119)
Foreign currency translation adjustment, net	-	-	(744)	(744)
Other comprehensive income (loss) from the year	2,016	2,057	(744)	3,329
Balance as of December 31, 2011	(1,728)	(640)	(744)	(3,112)

Net unrealized gains arising from the year	8,436	5,699	-	14,135
Reclassification adjustment for gains included in net income (1)	(5,775)	(5,427)	-	(11,202)
Foreign currency translation adjustment, net	-	-	(551)	(551)
Other comprehensive income (loss) from the year	2,661	272	(551)	2,382
Balance as of December 31, 2012	933	(368)	(1,295)	(730)

Net unrealized loss arising from the year	(9,640)	(2,302)	-	(11,942)
Reclassification adjustment for (gains) loss included in net income (1)	(1,487)	1,985	24	522
Foreign currency translation adjustment, net	-	-	(425)	(425)
Other comprehensive income (loss) from the year	(11,127)	(317)	(401)	(11,845)
Balance as of December 31, 2013	(10,194)	(685)	(1,696)	(12,575)

(1)	Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

2013
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	2	Interest income – securities available-for-sale
	1,152	Net gain on sale of securities available-for-sale
	333	Derivative financial instruments and hedging
1,487
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,472)	Interest income - loans
	31	Interest expense – borrowings and debt
	(544)	Net gain (loss) on foreign currency exchange
(1,985)

Loss on foreign currency translation adjustment	(24)	Net loss from discontinued operations

2012
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	-	Interest income – securities available-for-sale
	5,775	Net gain on sale of securities available-for-sale
	-	Derivative financial instruments and hedging
5,775
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(564)	Interest income - loans
	(169)	Interest expense – borrowings and debt
	6,160	Net gain (loss) on foreign currency exchange
5,427

Loss on foreign currency translation adjustment	-	Net loss from discontinued operations

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

2011
(In thousands of US$) Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the statement where net income is presented
Realized gains (losses) on securities available-for-sale:
	-	Interest income – securities available-for-sale
	2,079	Net gain on sale of securities available-for-sale
	-	Derivative financial instruments and hedging
2,079
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(124)	Interest income - loans
	172	Interest expense – borrowings and debt
	(1,008)	Net gain (loss) on foreign currency exchange
(960)

Loss on foreign currency translation adjustment	-	Net loss from discontinued operations

23.	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

December 31, 2013
(In thousands of US$)
				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	15,217	-	15,217	-	(1,050)	14,167

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

December 31, 2012
(In thousands of US$)
				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	19,385	(27)	19,358	-	(2,950)	16,408

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of December 31, 2013 and 2012:

(In thousands of US$)	2013			2012
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet
Derivative financial instruments:
Trading assets	-	-	-	146	(27)	119
Derivative financial instruments used for hedging - receivable	15,217	-	15,217	19,239	-	19,239
Total derivative financial instruments	15,217	-	15,217	19,385	(27)	19,358

b)	Financial liabilities and derivative financial instruments - liabilities

December 31, 2013
(In thousands of US$)
				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	286,162	-	286,162	(285,471)	(691)	-
Derivative financial instruments	8,644	-	8,644	-	(5,340)	3,304
Total	294,806	-	294,806	(285,471)	(6,031)	3,304

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

December 31, 2012
(In thousands of US$)
				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	158,374	-	158,374	(157,705)	(669)	-

Derivative financial instruments	44,078	(27)	44,051	-	(10,849)	33,202

Total	202,452	(27)	202,425	(157,705)	(11,518)	33,202

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of December 31, 2013 and 2012:

(In thousands of US$)	2013			2012
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet
Securities sold under repurchase agreements	286,162	-	286,162	158,374	-	158,374
Derivative financial instruments:
Trading liabilities	72	-	72	32,331	(27)	32,304
Derivative financial instruments used for hedging - payable	8,572	-	8,572	11,747	-	11,747
Total derivative financial instruments	8,644	-	8,644	44,078	(27)	44,051

24.	Fair value of financial instruments

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

Securities available-for-sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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

Investment funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Their fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investments are classified within level 2 of the fair value hierarchy.

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

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

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	2013
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Securities available-for-sale
Corporate debt	178,168	-	-	178,168
Sovereign debt	156,200	-	-	156,200
Total securities available-for-sale	334,368	-	-	334,368
Investment funds	-	118,661	-	118,661
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	5,018	-	5,018
Cross-currency interest rate swaps	-	9,175	-	9,175
Forward foreign exchange	-	1,024	-	1,024
Total derivative financial instruments used for hedging - receivable	-	15,217	-	15,217
Total assets at fair value	334,368	133,878	-	468,246

Liabilities
Trading liabilities
Interest rate swaps	-	65	-	65
Cross-currency interest rate swaps	-	7	-	7
Total trading liabilities	-	72	-	72
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	1,646	-	1,646
Cross-currency interest rate swaps	-	6,834	-	6,834
Forward foreign exchange	-	92	-	92
Total derivative financial instruments used for hedging - payable	-	8,572	-	8,572
Total liabilities at fair value	-	8,644	-	8,644

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

Securities available-for-sale with fair value of $4,116 thousand as of December 31, 2013 were transferred during 2013 from level 2 to level 1 of the fair value hierarchy, because quoted prices of those securities are now available in an active market.

	2012
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	5,146	-	-	5,146
Cross-currency swaps	49	-	-	49
Forward foreign exchange	-	50	-	50
Future contracts	20	-	-	20
Total trading assets	5,215	50	-	5,265
Securities available-for-sale
Corporate debt	17,386	-	-	17,386
Sovereign debt	165,355	276	-	165,631
Total securities available-for-sale	182,741	276	-	183,017
Investment fund	-	105,888	-	105,888
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	8,319	-	8,319
Cross-currency interest rate swaps	-	10,858	-	10,858
Forward foreign exchange	-	62	-	62
Total derivative financial instruments used for hedging - receivable	-	19,239	-	19,239
Total assets at fair value	187,956	125,453	-	313,409

Liabilities
Trading liabilities
Interest rate swaps	-	100	-	100
Cross-currency interest rate swaps	-	32,182	-	32,182
Forward foreign exchange	-	22	-	22
Total trading liabilities	-	32,304	-	32,304
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	6,600	-	6,600
Cross-currency interest rate swaps	-	4,688	-	4,688
Forward foreign exchange	-	459	-	459
Total derivative financial instruments used for hedging - payable	-	11,747	-	11,747
Total liabilities at fair value	-	44,051	-	44,051

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

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

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3 since the second quarter of 2013 given the limited information available on the market. Fair value of these instruments is provided for disclosure purposes only.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	December 31, 2013
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	881,573	881,573	-	881,573	-
Securities held-to-maturity	33,759	33,634	17,010	16,624	-
Loans, net (1)	6,068,879	6,264,624	-	6,264,624	-

Financial liabilities:
Instruments with carrying value that approximates fair value	2,662,412	2,662,609	-	2,662,609	-
Short-term borrowings and debt	2,705,365	2,711,936	-	2,711,936	-
Long-term borrowings and debt	1,153,871	1,180,877	-	1,180,877	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,827	5,365	-	-	5,365

(1)	The carrying value of loans is net of the Allowance for loan losses of $72.7 million and unearned income and deferred fees of $6.7 million for December 31, 2013.

(In thousands of US$)	December 31, 2012
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	746,006	746,006	-	746,006	-
Securities held-to-maturity	34,113	34,149	19,444	14,705	-
Loans, net (1)	5,635,480	5,784,172	-	5,784,172	-
					-
Financial liabilities:
Instruments with carrying value that approximates fair value	2,494,734	2,494,824	-	2,494,824	-
Short-term borrowings	1,449,023	1,453,159	-	1,453,159	-
Long-term borrowings and debt	1,905,540	1,922,544	-	1,922,544	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	5,781	4,841	-	4,841	-

(1)	The carrying value of loans is net of the Allowance for loan losses of $73.0 million and unearned income and deferred fees of $7.1 million for December 31, 2012.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

25.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

26.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of December 31, 2013, the Bank’s capital adequacy ratio is 14.65% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

27.	Business segment information

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

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “Reversal of provision (provision) for credit losses”) which Bank’s management considers distort trend analysis.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

The Commercial Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

The Treasury Segment incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, net interest margin related to investment funds, derivative and hedging activities, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

(In thousands of US$)	2013	2012	2011
COMMERCIAL
Interest income	192,979	183,365	140,697
Interest expense	(77,931)	(73,398)	(58,969)
Net interest income	115,048	109,967	81,728
Net other income (2)	15,338	12,216	11,001
Operating expenses	(40,945)	(38,322)	(34,895)
Net operating income (3)	89,441	83,861	57,834
Reversal of provision (provision) for loan and off-balance sheet credit losses	1,217	12,389	(4,393)
Recoveries, net of impairment of assets	108	-	(57)
Net income attributable to Bladex stockholders	90,766	96,250	53,384

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	6,141,630	5,708,456	4,982,876
Other assets and contingencies (5)	482,117	237,077	364,016
Total interest-earning assets, other assets and contingencies	6,623,747	5,945,533	5,346,892
TREASURY
Interest income	12,324	9,072	16,730
Interest expense	(4,280)	(14,062)	4,252
Net interest income	8,044	(4,990)	20,982
Net other income (expense)(2)	(4,877)	14,612	25,102
Operating expenses	(13,361)	(17,492)	(15,192)
Net operating income (3)	(10,194)	(7,870)	30,892
Net income (loss)	(10,194)	(7,870)	30,892

Net income attributable to the redeemable noncontrolling interest	(4,185)	293	676
Net income (loss) attributable to Bladex stockholders	(6,009)	(8,163)	30,216

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,326,506	1,035,313	1,397,181
Redeemable noncontrolling interest	(49,898)	(3,384)	(5,547)
Total interest-earning assets, other assets and contingencies	1,276,608	1,031,929	1,391,634

(In thousands of US$)	2013	2012	2011
TOTAL
Interest income	205,303	192,437	157,427
Interest expense	(82,211)	(87,460)	(54,717)
Net interest income	123,092	104,977	102,710
Net other income (2)	10,461	26,828	36,103
Operating expenses	(54,306)	(55,814)	(50,087)
Net operating income (3)	79,247	75,991	88,726
Reversal of provision (provision) for loans and off-balance sheet credit losses	1,217	12,389	(4,393)
Recoveries, net of impairment of assets	108	-	(57)
Net income – business segment	80,572	88,380	84,276
Net income (loss) attributable to the redeemable noncontrolling interest	(4,185)	___293	676
Net income attributable to Bladex stockholders – business segment	84,757	88,087	83,600
Other income unallocated - gain on sale of premises and equipment	-	5,626	-
Discontinued operations (Note 3)	(4)	(681)	(420)
Net income attributable to Bladex stockholders	84,753	93,032	83,180

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	7,468,136	6,743,769	6,380,057
Other assets and contingencies (5)	482,117	237,077	364,016
Redeemable noncontrolling interest	(49,898)	(3,384)	(5,547)
Total interest-earning assets, other assets and contingencies	7,900,355	6,977,462	6,738,526

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.

	2013	2012	2011
Reconciliation of Net other income:
Net other income – business segment	10,461	26,828	36,103
Reversal of provision (provision) for losses on off-balance sheet credit risk	(381)	4,046	4,448
Recoveries, net of impairment of assets	108	-	(57)
Gain on sale of premises and equipment	-	5,626	-
Net other income – consolidated financial statements	10,188	36,500	40,494

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available-for-sale and held-to-maturity, trading securities and the balance of investment funds.

	2013	2012	2011
Reconciliation of Total assets:
Interest-earning assets – business segment	7,468,136	6,743,769	6,380,057
Allowance for loan losses	(72,751)	(72,976)	(88,547)
Customers’ liabilities under acceptances	1,128	1,157	1,110
Accrued interest receivable	40,727	37,819	38,168
Equipment and leasehold improvements, net	10,466	12,808	6,673
Derivative financial instruments used for hedging - receivable	15,217	19,239	4,159
Other assets	8,389	14,580	18,412
Total assets – consolidated financial statements	7,471,312	6,756,396	6,360,032

Geographic information is as follows:

	2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	184,501	33	18,501	2,268	205,303
Interest expense	(79,132)	-	(1,235)	(1,844)	(82,211)
Net interest income	105,369	33	17,266	424	123,092

Long-lived assets:
Equipment and leasehold improvements, net	10,237	-	229	-	10,466

	2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	173,663	155	17,894	725	192,437
Interest expense	(86,019)	-	(1,332)	(109)	(87,460)
Net interest income	87,644	155	16,562	616	104,977

Long-lived assets:
Equipment and leasehold improvements, net	12,397	8	403	-	12,808

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements

	2011
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	144,491	114	10,595	2,227	157,427
Interest expense	(53,411)	-	(983)	(323)	(54,717)
Net interest income	91,080	114	9,612	1,904	102,710

Long-lived assets:
Equipment and leasehold improvements, net	6,125	10	538	-	6,673

