Form 20-F
period 2014-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2015-04-23
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

6,342,189	Shares of Class A Common Stock
2,479,050	Shares of Class B Common Stock
29,956,100	Shares of Class E Common Stock
0	Shares of Class F Common Stock
38,777,339	Total Shares of Common Stock

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

☒ Yes                                                             ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large Accelerated Filer	☐ Accelerated Filer	☐ Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

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

☐ Yes                                                             ☒ No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States (“U.S.”), dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its consolidated financial statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	the growth of the Bank’s credit portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated operating income and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury revenues;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance and provisions for credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	existing and future governmental banking and tax regulations, including Basel II and Basel III capital and leverage requirements and Basel Committee on Banking Supervision liquidity requirements as adopted in the countries in which the Bank does business, and the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) on the Bank’s business, business practices, and costs of operation as a foreign bank with offices in the United States of America (“United States” or “USA”);
•	credit and other risks of lending and investment activities; and

•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2015 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The financial data presented below are at and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, and are derived from the Bank’s consolidated financial statements for the years indicated, which were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are stated in U.S. dollars. The consolidated financial statements for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 were audited by the independent registered public accounting firm Deloitte, Inc. (“Deloitte”). The consolidated financial statements of the Bank for each of the three years in the period ended December 31, 2014 (the “Consolidated Financial Statements”) are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of and for the Year Ended December 31,
	2014	2013	2012	2011	2010
	(in $ thousands, except per share data and ratios)
Income Statement Data:
Interest income	$212,730	$205,303	$192,437	$157,427	119,478
Interest expense	71,599	82,211	87,460	54,717	44,975
Net interest income	141,131	123,092	104,977	102,710	74,503
Reversal of provision (provision) for loan losses (1)	(6,895)	1,598	8,343	(8,841)	(9,091)
Net interest income, after reversal of provision (provision) for loan losses	134,236	124,690	113,320	93,869	65,412
Reversal of provision (provision) for losses on off-balance sheet credit risk (1)	(1,627)	(381)	4,046	4,448	13,926
Fees and commissions, net	17,502	13,669	10,021	10,619	9,811
Derivative financial instruments and hedging	106	353	71	2,923	(1,446)
Recoveries, net of impairment of assets	7	108	0	(57)	233
Net gain (loss) from investment fund trading	3,409	(6,702)	7,011	20,314	(7,995)
Net gain (loss) from trading securities	(393)	3,221	11,234	(6,494)	(3,603)
Net gain on sale of securities available-for-sale	1,871	1,522	6,030	3,413	2,346
Net gain on sale of loans	2,546	588	1,147	64	201
Net gain (loss) on foreign currency exchange	766	(3,834)	(10,525)	4,269	1,870
Gain on sale of premises and equipment	0	0	5,626	0	0
Other income, net	1,744	1,644	1,839	995	1,081
Net other income	25,931	10,188	36,500	40,494	16,422
Total operating expenses	53,702	54,306	55,814	50,087	42,218
Net income from continuing operations	106,465	80,572	94,006	84,276	39,615
Net income (loss) from discontinued operations (2)	0	(4)	(681)	(420)	206
Net income	106,465	80,568	93,325	83,856	39,821
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	(4,185)	293	676	(2,423)
Net income attributable to Bladex stockholders	$106,940	$84,753	$93,032	$83,180	$42,244
Balance Sheet Data:
Interest-bearing deposits in banks	775,530	837,557	700,312	830,670	431,144

Consolidated Selected Financial Information

As of and for the Year Ended December 31,
2014	2013	2012	2011	2010
(in $ thousands, except per share data and ratios)
Trading assets	0	0	5,265	20,436	50,412
Securities available-for-sale	338,973	334,368	183,017	416,300	353,250
Securities held-to-maturity	54,180	33,759	34,113	26,536	33,181
Investment funds	57,574	118,661	105,888	120,425	167,291
Loans	6,686,244	6,148,298	5,715,556	4,959,573	4,064,332
Allowance for loan losses	79,675	72,751	72,976	88,547	78,615
Total assets	8,025,272	7,471,312	6,756,396	6,360,032	5,100,087
Total deposits	2,506,694	2,361,336	2,317,260	2,303,506	1,820,925
Trading liabilities	52	72	32,304	5,584	3,938
Securities sold under repurchase agreements and short-term borrowings and debt	2,993,056	2,991,527	1,607,397	1,700,468	1,360,327
Long-term borrowings and debt	1,405,519	1,153,871	1,905,540	1,487,548	1,075,140
Total liabilities	7,114,209	6,563,461	5,926,537	5,595,203	4,384,087
Common stock	279,980	279,980	279,980	279,980	279,980
Total stockholders’ equity	911,063	857,952	826,475	759,282	697,050
Weighted average basic shares	38,693	38,406	37,824	36,969	36,647
Weighted average diluted shares	38,839	38,533	37,938	37,145	36,814
Basic shares period end	38,777	38,573	38,145	37,132	36,711
Per Common Share Data:
Basic earnings per share from continuing operations	2.76	2.21	2.48	2.26	1.15
Basic earnings per share	2.76	2.21	2.46	2.25	1.15
Diluted earnings per share	2.75	2.20	2.45	2.24	1.15
Book value per share (period end)	23.49	22.24	21.67	20.45	18.99
Regular cash dividends declared per share	1.435	1.25	1.10	0.85	0.67
Special cash dividends declared per share	0.00	0.00	0.00	0.00	0.00
Selected Financial Ratios:
Performance Ratios:
Return on average assets (3)	1.41%	1.20%	1.51%	1.46%	0.97%
Return on average stockholders’ equity (3)	11.95%	10.02%	11.57%	11.40%	6.21%
Net interest margin (4)	1.87%	1.75%	1.70%	1.81%	1.70%
Net interest spread (4)	1.71%	1.55%	1.44%	1.62%	1.43%
Total operating expenses to total average assets (3)	0.71%	0.77%	0.90%	0.88%	0.97%
Regular cash dividend payout ratio	51.92%	56.64%	44.72%	37.78%	58.12%
Special cash dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Liquidity Ratios:
Liquid assets (5) / total assets	9.24%	11.12%	10.21%	12.36%	8.25%
Liquid assets (5) / total deposits	29.57%	35.18%	29.78%	34.11%	23.10%
Asset Quality Ratios:
Non-accrual loans to total loans (6)	0.06%	0.05%	0.00%	0.65%	0.71%
Impaired loans to total loans (6)	0.06%	0.05%	0.00%	0.65%	0.71%
Charged-off loans to total loans, net of unearned income and deferred fees	0.00%	0.00%	0.13%	0.02%	0.13%
Allowance for loan losses to total loans, net of unearned income and deferred fees	1.19%	1.18%	1.28%	1.79%	1.94%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.37%	1.08%	2.05%	2.45%	3.50%
Capital Ratios:
Stockholders’ equity to total assets	11.35%	11.48%	12.23%	11.94%	13.67%
Average stockholders’ equity to total average assets (3)	11.81%	12.01%	13.03%	12.83%	15.62%
Leverage ratio (7)	8.8	x	8.7	x	8.2	x	8.4	x	7.3	x
Tier 1 capital to risk-weighted assets (8)	15.3%	15.9%	17.9%	18.6%	20.5%
Total capital to risk-weighted assets (9)	16.5%	17.1%	19.2%	19.9%	21.8%
Risk-weighted assets (8)	$6,027,352	$5,472,589	$4,609,221	$4,090,333	$3,416,782

(1)	For information regarding reversal of provision (provision) for credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(2)	On April 2, 2013 the Bank reached a final agreement to sell its Asset Management Unit to Alpha4X Asset Management, LLC and its related companies (“Alpha4X”). The Bank applied discontinued operations accounting to the operations of the Asset Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations. On April 2014, the Bank redeemed $13.9 million of its investment in the Feeder (defined below), a variable interest entity, that had been consolidated until March 31, 2014, following the requirements of ASC 810-10- Consolidation, prior to the implementation of FAS 167 (FIN 46 (R) (ASU 2009-17 – Consolidation of Variable Interest Entities). After this redemption, the Bank ceased to be the primary beneficiary of that variable interest entity; and therefore ceased to consolidate its investment in the Feeder. See Item 4.B, “Business Overview-Overview”, for a discussion of the Asset Management Unit, and Item 18, “Financial Statements” Notes 3 and 6 to the Audited Financial Statements.
(3)	Average assets and average stockholders’ equity are calculated on the basis of unaudited daily average balances.
(4)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(5)	Liquid assets consist of investment-grade “A” securities, cash and due from banks, and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements” Note 4 to the Audited Financial Statements.

(6)	As of December 31, 2014 and 2013 the Bank had $4 million and $3 million in non-accrual status, respectively, all of which corresponded to impaired loans. As of December 31, 2012, the Bank did not have any loans in non-accrual status. As of December 31, 2011 and 2010 non-accrual loans amounted $32 million and $29 million, respectively, all of which corresponded to impaired loans. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence. Total loans is presented net of unearned income and deferred loan fees.
(7)	Leverage ratio is the ratio of total assets to stockholders’ equity.
(8)	Tier 1 capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity, excluding the Other Comprehensive Income account effect of the available-for-sale portfolio. The Tier 1 capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines. The Bank’s Tier 1 capital ratio according to Basel III, which updated in 2013 the original guidance on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, was 15.6% as of December 31, 2014.
(9)	Total capital refers to Tier 1 capital plus Tier 2 capital, based on Basel I capital adequacy guidelines. Total capital refers to the total capital ratio as a percentage of risk-weighted assets.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk, being the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings and fund its credit portfolio on a timely basis. Failure to adequately manage its liquidity risk could produce an available funds shortage as a result of which the Bank would not be able to repay its obligations as they become due.

As of December 31, 2014, 36% of the Bank’s funding represents short-term borrowings and debt from international private banks, which compete with the Bank in its credit extension activity. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. An example of this situation is the liquidity constraint experienced in the second half of 2007 in the international financial markets, which intensified during the third quarter of 2008, driven first by the subprime mortgage crisis in the United States and then followed by the credit crisis, and in the ongoing European sovereign debt crisis. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2014, approximately 75% of the Bank’s total deposits represented deposits from central and state-owned banks, and 16% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions.

As a U.S. dollar-based economy, Panama does not have a central bank, and there is no lender of last resort to the banking system in the country.

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

The Bank determines the appropriate level of allowances for credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s allowances could be inadequate to cover losses in its Commercial Portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows. As stated above, the Bank’s “Commercial Portfolio” includes the loan portfolio, selected deposits placed, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and trading securities, short- and long-term borrowings and debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank is subject to extensive laws and regulations regarding the Bank organization, operations, lending and funding activities, capitalization and other matters. In 2010, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed comprehensive changes to the liquidity coverage ratio and liquidity risk monitoring tools, known as Basel III. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank has adopted Basel III criteria to determine capitalization levels, and determined the Bank’s Tier 1 Basel III capital ratio to be 15.6% as of December 31, 2014.

Legislation regarding the financial services industry may subject the Bank to significant and extensive regulation, which may have an impact on the Bank’s operations.

On July 21, 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act is intended primarily to overhaul the financial regulatory framework in the United States following the global financial crisis and may impact substantially all financial institutions including the Bank. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion. The Bank is closely monitoring this rulemaking process, and analyzing, the impact of new rules on the Bank’s business.

On December 10, 2013, pursuant to the Dodd-Frank Act, federal banking and securities regulators issued final rules to implement Section 619 of the Dodd-Frank Act (the Volcker Rule). Generally, subject to a transition period and certain exceptions, the Volcker Rule restricts banks from: (i) short-term proprietary trading as principal in securities and other financial instruments, and (ii) sponsoring or acquiring or retaining an ownership interest in private equity and hedge funds. After the transition period, the Volcker Rule prohibitions and restrictions will apply to banking entities, including the Bank, unless an exception applies. Based on analysis of applicable regulations, the Bank has determined that its current investment activities are not subject to the Volcker Rule restrictions.

The Dodd-Frank Act also will have an impact on the Bladex’s derivatives activities if it enters into swaps or security-based swaps with U.S. persons. In particular, Bladex may be subject to mandatory trade execution, mandatory clearing and mandatory posting of margin in connection with its swaps and security-based swaps with U.S. persons.

On March 18, 2010, the Hiring Incentives to Restore Employment Act of 2010, Pub. L. 111-147 (H.R. 2847), added sections 1471 through 1474 (collectively, FATCA) to Subtitle A of the Internal Revenue Code of 1986, as amended (the Code). FATCA requires withholding agents, including foreign financial institutions (FFIs), to withhold thirty percent (30%) of certain payments to a FFI unless the FFI has entered into an agreement with the Internal Revenue Service (IRS) to, among other things, report certain information with respect to U.S. accounts. FATCA also imposes on withholding agents certain withholding, documentation, and reporting requirements with respect to certain payments made to certain non-financial foreign entities.

As of May 1, 2014, Panama has been treated by the U.S. Department of the Treasury as has having a Model 1 intergovernmental agreement ("Panama IGA") in effect with the U.S. for purposes of FATCA. Under the Panama IGA, most Panamanian financial institutions are required to register with the IRS and comply with the requirements of the Panama IGA, including with respect to due diligence, reporting, and withholding.

To this end, the Bank registered with the IRS on April 23, 2014 as a Registered Deemed-Compliant Financial Institution (including a Reporting Financial Institution under a Model 1 IGA) and is required under the Panama IGA to identify U.S. persons and report certain information required by the IRS, through the tax authorities in Panama.

Risks Relating to the Region

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

The Bank’s credit activities are concentrated in a number of countries. Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s credit portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2014, 66% of the Bank’s credit portfolio was outstanding to borrowers in the following five countries: Brazil ($2,067 million, or 27%), Mexico ($1,030 million, or 14%), Colombia ($869 million, or 12%), Peru ($632 million, or 8%), and Panama ($387 million, or 5%).

In addition, as of December 31, 2014, of the Bank’s total credit portfolio balances, 7% were to five borrowers in Brazil, 5% were to five borrowers in Colombia, 4% were to five borrowers in Mexico, 4% were to five borrowers in Peru, and 3% were to five borrowers in Panama. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s credit portfolio, requiring the Bank to create additional allowances for credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

See Item 4.B. “Information on the Company—Business Overview—Developments During 2014”.

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

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized multinational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region.

The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially began operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities.  Under a contract-law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank offers its services through its head office in Panama City, its agency in New York City (“the New York Agency”), its subsidiaries in Brazil and Mexico, and its representative offices in Buenos Aires, Argentina, Mexico City, D.F. and Monterrey, Mexico, Sao Paulo, Brazil, Lima, Peru and Bogotá, Colombia, as well as through a worldwide network of correspondent banks. The Bank’s international administrative office located in Miami, Florida (the “Florida Administrative Office”), ceased operations during the first quarter of 2015.

Bladex’s headquarters office is located at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Panama, and its telephone number is +507 210-8500. Bladex’s New York Agency is located at 370 Lexington Avenue, Suite 500, New York, NY 10017, and its telephone number is (212) 754-9191.

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange Euronext (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

•	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, USA, on May 30, 2000. Bladex Holdings maintains ownership in two subsidiaries: Bladex Representação Ltda. and Bladex Investimentos Ltda.

o	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

o	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings owns the remaining 1%. Bladex Investimentos Ltda. has invested substantially all of its assets in an investment fund incorporated in Brazil (“the Brazilian Fund”), which is registered with the Brazilian Securities Commission, (Comissão de Valores Mobiliários (the “CVM”)). The Brazilian Fund is a non-consolidated variable interest entity (“VIE”). The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

•	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

•	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other products, such as loans and factoring.

Bladex Holdings had previously exercised control over Bladex Asset Management Inc. (“Bladex Asset Management”), incorporated on May 24, 2006 under the laws of the State of Delaware, USA, which, until its dissolution on September 18, 2013, provided investment management services to Bladex Offshore Feeder Fund and Bladex Capital Growth Fund, both incorporated under the laws of the Cayman Islands.

On April 2, 2013, Bladex reached a definitive agreement to sell its Asset Management Unit. The Asset Management Unit was sold to Alpha4X Asset Management, LLC (“Alpha4X”), a company majority-owned by former executives of the Asset Management Unit. The Bank has a commitment to remain an investor in these funds, net of annual contractual redemptions, until March 31, 2016. As part of the agreement, a subsidiary of XL Group plc will also become an anchor investor in the Bladex Capital Growth Fund under Alpha4X’s management. In connection with the sale: (i) Bladex Offshore Feeder Fund became Alpha4X Feeder Fund (the “Feeder”), (ii) Bladex Capital Growth Fund became Alpha4X Capital Growth Fund (the “Fund”), and (iii) Bladex Latam Fundo de Investimento Multimercado became Alpha4X Latam Fundo de Investimento Multimercado.

The sale agreement included, among other terms:

•	the transfer of the Bank's participation in BLX Brazil Ltd., incorporated under the laws of the Cayman Islands on October 5, 2010, and Bladex Asset Management Brazil – Gestora de Recursos Ltda. (“BAM Brazil”), incorporated under the laws of Brazil on January 6, 2011;
•	the sale of “Class C” shares of the Fund owned by BCG PA LLC (“BCG”), a company incorporated under the laws of the State of Delaware, USA and dissolved on August 14, 2013; and
•	the termination of the investment advisory contracts among Bladex Asset Management, the Feeder and the Fund.

Bladex Head Office has a remaining participation of 49.61% in the Feeder, that invests substantially all its assets in the Fund. The Feeder is a VIE that was included in the consolidated financial statements of the Bank until March 31, 2014. Due to its drop in participation to less than 50%, the Bank ceased to be the primary beneficiary of the Feeder, and therefore ceased to consolidate its investment in the Feeder in its consolidated financial statements. Both the Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of these Funds is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

The Bank’s financial statements are prepared in accordance with U.S. GAAP.

See Item 18. “Financial Statements,” notes 1, 2(a), 3 and 6.

B.	Business Overview

Overview

The Bank’s mission is to provide financial solutions of excellence to financial institutions, companies and investors doing business in Latin America, supporting trade and regional integration across the Region. The Bank’s lending and investing activities are funded by interbank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks, and by sales of the Bank’s debt securities to financial institutions and investors in Asia, Europe, North America and the Region. The Bank does not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and does not take retail deposits.

Bladex participates in the financial and capital markets throughout the Region, through two business segments.

First, the Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio. The Commercial Division’s portfolio includes the loan portfolio (bilateral and syndicated trade and non-trade finance lending, short and medium term loans), selected deposits placed, customers’ liabilities under acceptances (“acceptances”), and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments). The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Division has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing), and financial leasing.

Second, the Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Following the sale of the Bladex Asset Management unit in April 2013, the Treasury Division also comprises the Bank’s remaining participation in the investment funds.

Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining some exceptions on U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains its focus both on trade finance and its Class A shareholders, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2014, the Bank had 64 employees, or 33% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2014

2014 was a challenging year for the global economy, which experienced overall heightened volatility resulting from a gradual decrease in the monetary stimulus of the U.S. Federal Reserve. World GDP growth in 2014 was similar to that of 2013, but growth performance differed among larger economies. The U.S. economy experienced an upturn, as did the eurozone. However, unlike the U.S. and parts of Europe, other larger global economies, such as Japan and China experienced a lower rate of growth in 2014.

The moderation of growth in the Chinese economy influenced other emerging economies, given the significance of Chinese demand in global commodity markets. The sustainability of growth in China continues to be of concern due to the negative impact lower growth rates could have on long-term trends in the raw materials markets and the negative impact that a general downturn in the Chinese economy could have on the global economy.

Similarly, the pace of growth of external aggregate demand for the principal products produced in Latin America and the Caribbean has decreased. The Region saw a significant slowdown in its 2014 average GDP growth rate, impacted by stagnating growth in its largest economy, Brazil, which had GDP growth in 2014 of 0.1%. Generally, the Region experienced a downward trend in prices for raw materials. In 2014, the Region’s overall exports decreased year-on-year. However, the performance of countries in the Region was not uniform. Those economies more heavily engaged in trade with the U.S. benefitted more than those with a greater dependence on trade relations with other parts of the world.

Despite the challenging nature of the 2014 economic backdrop, the Bank’s year-end 2014 financial results show improved earnings and operating performance. The Bank achieved a number of financial milestones in 2014, including: surpassing $100 million in total net income; achieving deposits of over $3 billion on several dates during the year, which increased average deposit levels by more than 8%; significantly improving core efficiency levels while maintaining cost discipline; more than doubling income derived from structuring and distribution activities; and achieving 12% return on average stockholders’ equity, and 14% total shareholders return (dividends and annual stock price appreciation).

Net income attributable to Bladex amounted to $106.9 million in 2014, an increase of $22 million, or 26%, compared to $84.8 million in 2013. This increase was driven by the positive performance of the Bank’s core business activities, with growth in the Commercial Portfolio, net margins and revenue, and improved efficiency on lower expenses, while maintaining strong asset quality. These factors were complemented by a positive trend in non-core results from the Bank’s participation in investment funds.

Net interest income rose by $18.0 million, or 15%, to $141.1 million in 2014 from $123.1 million in 2013. This growth was driven by a $12.2 million overall increase in net interest income due to the higher average balances of the Bank’s interest-earning assets (+7%), which was partially offset by higher average balances on the Bank’s interest-bearing liabilities (+8%), and a $5.8 million overall increase in net interest income on lower average funding costs (-26 basis points) which more than offset the 10 basis point decrease in the average yield of interest-earning assets. Net interest margin stood at 1.87% for 2014, compared to 1.75% for 2013.

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from two business streams: loan structuring and syndication, and loan intermediation and distribution. Fees and other income amounted to $21.8 million in 2014, compared to $15.9 million in 2013. The $5.9 million or 37% increase resulted from higher loan structuring and syndication fees, as well as fees and net gains associated with loan intermediation and distribution, along with higher fees and commissions from letters of credit and guarantees. The average balance of the Bank’s off-balance sheet portfolio (acceptances and contingencies) amounted to $0.5 billion in 2014, compared to $0.4 billion in 2013, an increase of 25%.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Net Income Attributable to Bladex” and Item 18, “Financial Statements,” note 27.

Strategies for 2015 and Subsequent Years

Further extend the Bank’s business in politically and economically stable, high-growth markets

The Bank’s expertise in risk and capital management and extensive knowledge of the Region allows it to identify and strategically focus on stable and growth-oriented markets, including investment-grade countries in the Region. Bladex maintains strategically placed representative offices in order to provide focused products and services in markets that the Bank considers key to its continued growth.

Targeted growth in expanding and diversifying the Bank’s client base

The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations and middle-market companies. This may be achieved through the Bank’s participation in bilateral and co-financed transactions. The Bank intends to continue enhancing existing client relationships and establishing new ones through its Region-wide expertise, product knowledge, the quality of the Bank’s services and the Bank’s agile decision-making process.

Enhance current products and services by providing relevant sector-specific solutions in the Region

The Bank intends to continue its focus on the development of expertise in the sectors in which the Bank currently operates, while strategically targeting industries with significant growth potential by offering sector-specific products and solutions to clients in these industries. These sectors include some of the most profitable industries in the Region, such as oil & gas, food processing, manufacturing and agribusiness commodities, as well as growth commercial flows such as Latin American intra-regional trade. Bladex also intends to continue exploring key regional and local partnerships to bolster its range of services and increase its presence in key economic sectors throughout the Region.

Increase the range of products and services that the Bank offers

Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is strongly positioned to strategically identify key additional products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services, such as factoring and vendor finance, leasing, debt intermediation in primary and secondary markets, and structured financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

Lending Policies

The Bank extends credit directly to financial institutions, corporations and middle-market companies within the Region. The distinction between corporations and middle-market companies is based on the particular client’s volumes of annual sales, as well as country risk, and certain other criteria. The Bank finances import and export transactions for all types of goods and products, excepting restricted items such as weapons, ammunition, military equipment, and hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers applying its credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

Due to the nature of trade finance, the Bank’s loans are generally unsecured. However, in certain instances, based upon the Bank’s credit review of the borrower and the economic and political situation and trends in the borrower’s home country, the Bank may determine that the level of risk involved requires that a loan be secured by collateral.

Country Credit Limits

The Bank maintains a continual review of each country's risk profile evolution, supporting its analysis with various factors, both quantitative and qualitative, the main driving factors of which include: the evolution of macroeconomic policies (fiscal, monetary, and exchange rate policy), fiscal and external performance, price stability, level of liquidity in foreign currency, changes of legal and institutional framework, as well as material social and political events, among others, including industry analysis relevant to Bladex business activities.

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Risk Policy and Assessment Committee (the “CPER”) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least once a year by the CPER and more often if necessary. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is approved by the CPER.

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

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not obligated to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 56% of such credit as of December 31, 2014. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2014, the legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $225.8 million, and for financial institutions and financial groups amounted to $270.9 million. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2014, the Bank was in compliance with regulatory legal lending limits.

See Item 4.B, “Information on the Company—Business Overview—Regulations—Panamanian Law.”

Credit Portfolio

The Bank’s credit portfolio, which consists of the Commercial Portfolio and investment securities portfolio, increased to $7,580 million as of December 31, 2014, from $6,998 million as of December 31, 2013, and from $6,170 million as of December 31, 2012. The $582 million, or 8%, credit portfolio increase during 2014 was largely attributable to increased business activity from the Bank’s established client base of corporations ($692 million, or 19%), along with stable credit balances from financial institutions, partially offset by decreased exposures to middle-market companies ($125 million, or 20%).

Commercial Portfolio

The Commercial Portfolio includes the loan portfolio, selected deposits placed, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).

The Bank’s Commercial Portfolio increased to $7,187 million as of December 31, 2014, an 8% increase from $6,630 million as of December 31, 2013, and a 21% increase from $5,953 million as of December 31, 2012. The increase in 2014 was largely attributable to growing demand from the Bank’s established client base of corporations (which grew by $607 million, or 17%) and financial institutions (by $74 million, or 3%), which was partially offset by decreased activity in middle-market companies ($125 million, or 20%).

As of December 31, 2014, 56% of the Bank’s Commercial Portfolio consisted of trade-related credits, and the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade. 57% of the Bank’s Commercial Portfolio is represented by corporations, of which 60% is trade financing.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2014(1)%		2013(2)%		2012(3)%		2011(4)%		2010(5)%
	(in $ million, except percentages)
Loans	$6,686	93.0	$6,148	92.7	$5,716	96.0	$4,960	92.6	$4,064	91.4
Selected deposits placed	0	0.0	0	0.0	0	0.0	30	0.6	0	0.0
Contingencies and other assets	501	7.0	482	7.3	237	4.0	364	6.8	382	8.6
Total	$7,187	100.0	$6,630	100.0	$5,953	100.0	$5,354	100.0	$4,446	100.0

(1)	Includes non-accrual loans for $4 million as of December 31, 2014.
(2)	Includes non-accrual loans for $3 million as of December 31, 2013.
(3)	There were zero non-accrual loans as of December 31, 2012.
(4)	Includes non-accrual loans for $32 million as of December 31, 2011.
(5)	Includes non-accrual loans for $29 million as of December 31, 2010.

Loan Portfolio

As of December 31, 2014, the Bank’s total loans amounted to $6,686 million, compared to $6,148 million as of December 31, 2013 and compared to $5,716 million as of December 31, 2012. As of December 31, 2014, 72% of the Bank’s loans were scheduled to mature within one year.

As of December 31, 2014, the Bank had non-accrual loans of $4 million (or 0.06% of the loan portfolio), compared to $3 million (or 0.05% of the loan portfolio) as of December 31, 2013, and compared to zero non-accrual loans as of December 31, 2012.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects-Operating Results—Changes in Financial Condition” and “Operating and Financial Review and Prospects—Operating Results—Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” notes 2(n), 7 and 8.

For more information about non-accrual loans, see Item 18 “Financial Statements,” notes 2(l) and 7.

Loans by Country Risk

The following table sets forth the distribution of the Bank’s loans by country risk at the dates indicated:

	As of December 31,
	2014	% of Total Loans	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans
	(in $ million, except percentages)
Argentina	$185	2.8	$190	3.1	$222	3.9	$390	7.9	$237	5.8
Belgium	0	0.0	0	0.0	31	0.5	0	0.0	0	0.0
Bolivia	10	0.1	0	0.0	0	0.0	0	0.0	0	0.0
Brazil (1)	1,972	29.5	1,709	27.8	1,773	31.0	1,852	37.3	1,583	38.9
Chile	157	2.4	491	8.0	310	5.4	376	7.6	328	8.1
Colombia	726	10.9	702	11.4	450	7.9	734	14.8	585	14.4
Costa Rica	321	4.8	410	6.7	197	3.4	109	2.2	88	2.2
Dominican Republic	243	3.6	191	3.1	111	1.9	118	2.4	135	3.3
Ecuador	120	1.8	126	2.0	174	3.0	22	0.4	18	0.4
El Salvador	116	1.7	123	2.0	66	1.2	21	0.4	39	1.0
France	6	0.1	101	1.6	60	1.0	0	0.0	0	0.0
Germany	100	1.5	0	0.0	0	0.0	5	0.1	0	0.0
Guatemala	263	3.9	200	3.3	273	4.8	161	3.2	92	2.3
Honduras	93	1.4	74	1.2	71	1.2	46	0.9	38	0.9
Jamaica	16	0.2	61	1.0	10	0.2	2	0.0	64	1.6
Mexico (2)	868	13.0	517	8.4	496	8.7	416	8.4	404	9.9
Netherlands	10	0.2	15	0.2	77	1.4	20	0.4	0	0.0
Nicaragua	8	0.1	8	0.1	10	0.2	10	0.2	0	0.0
Panama	321	4.8	224	3.6	277	4.8	119	2.4	47	1.2
Paraguay	132	2.0	102	1.7	27	0.5	30	0.6	0	0.0
Peru	590	8.8	581	9.4	841	14.7	342	6.9	343	8.4
Spain	0	0.0	0	0.0	10	0.2	0	0.0	0	0.0
Switzerland	50	0.7	0	0.0	0	0.0	0	0.0	0	0.0
Trinidad & Tobago	165	2.5	143	2.3	119	2.1	76	1.5	63	1.6
United States of America	55	0.8	28	0.5	3	0.1	0	0.0	0	0.0
Uruguay	160	2.4	155	2.5	109	1.9	110	2.2	0	0.0
Total	$6,686	100.0	$6,148	100.0	$5,716	100.0	$4,960	100.0	$4,064	100.0

(1)	Includes non-accrual loans in Brazil of $3 million in 2014 and 2013, respectively, and $1 million in 2010.
(2)	Includes non-accrual loans in Mexico of $1 million in 2014, $32 million in 2011, and $28 million in 2010.

As of December 31, 2014, the Bank’s loans extended in European countries represented $166 million or 2.49% of the total loan portfolio, compared to $116 million or 1.88% as of December 31, 2013. These loans consisted primarily of loans extended to subsidiaries of multinational corporations established in Latin America, and typically include head-office loan guarantees.

Loans by Type of Borrower

The following table sets forth the amounts of the Bank’s loans by type of borrower at the dates indicated:

	As of December 31,
	2014	% of Total Loans	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,891	28.3	$1,786	29.0	$1,776	31.1	$1,716	34.6	$1,381	34.0
State-owned commercial banks	445	6.7	449	7.3	416	7.3	448	9.0	320	7.9
Central banks	35	0.5	25	0.4	0	0.0	0	0.0	0	0.0
Sovereign debt	0	0.0	0	0.0	100	1.8	27	0.5	54	1.3
State-owned organizations	712	10.6	939	15.3	539	9.4	233	4.7	312	7.7
Private middle-market companies	483	7.2	574	9.3	682	11.9	446	9.0	225	5.5
Private corporations	3,120	46.7	2,375	38.6	2,203	38.5	2,090	42.1	1,772	43.6
Total (1)	$6,686	100.0	$6,148	100.0	$5,716	100.0	$4,960	100.0	$4,064	100.0

(1)	Includes $4 million, $3 million, $32 million, and $29 million in non-accrual loans in 2014, 2013, 2011 and 2010, respectively.

The Bank did not have any exposure to European sovereign debt as of December 31, 2014, 2013 and 2012.

As of December 31, 2014, the Bank’s loan portfolio amounted to $6,686 million, an increase of $538 million, or 9%, from $6,148 million, as of December 31, 2013. The increase resulted from a higher demand for the Bank’s lending products, as the Bank´s core competencies allowed it to compete effectively, despite less significant growth seen in the Region´s markets compared to previous years.

As of December 31, 2014, the Bank’s loan portfolio industry exposure mainly included: (i) 35% in the financial institutions sector; (ii) 20% in the industrial sector, comprised mainly of metal manufacturing, food and beverage, and other manufacturing industries; (iii) 17% in the agricultural sector, comprising grains and oilseeds, coffee and sugar, among others; and (iv) 15% in the oil and gas sector, which in turn was divided into downstream (7%), integrated (6%), and upstream (2%). No other industry sector exceeded 10% exposure of the loan portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s loan portfolio as of December 31, 2014, by type of rate and type of borrower:

	As of December 31, 2014
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$723	$11	$0	$734
State-owned commercial banks	301	30	0	331
State-owned organizations	461	0	0	461
Private middle-market companies	255	19	0	274
Private corporations	1,455	67	0	1,522
Sub-total	$3,195	$127	$0	$3,323
FLOATING RATE
Private sector commercial banks and financial institutions	$617	$538	$2	$1,157
State-owned commercial banks	32	82	0	114
Central banks	35	0	0	35
State-owned organizations	220	31	0	251
Private middle-market companies	100	109	0	209
Private corporations	596	973	29	1,598
Sub-total	$1,599	$1,733	$31	$3,363
Total	$4,795	$1,860	$31	$6,686

Contingencies and Other Assets

The Bank’s contingencies and other assets included in the Commercial Portfolio consist of selected financial instruments with off-balance sheet credit risk, such as letters of credit, credit commitments and guarantees covering commercial risk, customers’ liabilities under acceptances, and an equity investment.

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions.  The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to lend to a customer, subject to the customers compliance with customary conditions precedent.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration.

As of December 31, 2014, total contingencies and other assets in the Commercial Portfolio amounted to $501 million (7% of the total Commercial Portfolio), of which 61% corresponded to letters of credit.

As of December 31, 2013 and 2012, total contingencies and other assets in the Commercial Portfolio amounted to $482 million and $237 million, respectively (7% and 4%, respectively, of the total Commercial Portfolio), of which 64% and 56%, respectively, corresponded to letters of credit.

The following table presents the amount of contingencies and other assets, as of December 31 of each year:

	As of December 31,
	2014		2013		2012
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Customers’ liabilities under acceptances	$114	22.8	$1	0.2	$1	0.5
Contingencies
Argentina	0	0.0	0	0.1	0	0.0
Bolivia	0	0.0	0	0.0	1	0.3
Brazil	20	3.9	23	4.7	24	10.0
Chile	28	5.6	0	0.0	6	2.6
Colombia	54	10.8	39	8.0	9	3.8
Costa Rica	0	0.0	1	0.2	1	0.4
Dominican Republic	15	3.0	0	0.0	2	0.6
Ecuador	87	17.3	153	31.8	80	33.6
El Salvador	0	0.0	0	0.0	1	0.3
Guatemala	38	7.6	44	9.0	0	0.1
Honduras	0	0.1	0	0.1	1	0.2
Jamaica	0	0.1	0	0.1	0	0.0
Mexico	65	13.0	21	4.5	28	11.9
Netherlands	0	0.0	18	3.7	0	0.0
Panama	21	4.1	97	20.1	58	24.6
Paraguay	0	0.1	0	0.0	0	0.0
Peru	16	3.2	41	8.5	3	1.2
Switzerland	1	0.2	1	0.2	0	0.0
Uruguay	41	8.2	41	8.5	0	0.0
Venezuela	1	0.2	2	0.4	23	9.8
Total Contingencies	$387	77.2	$481	99.8	$236	99.5
Total Contingencies and Other Assets	$501	100.0	$482	100.0	$237	100.0

See Item 18, “Financial Statements,” note 19.

Investment Securities Portfolio

The Bank’s investment securities portfolio consists of debt securities available-for-sale, securities held-to-maturity, and excludes the Bank’s investments in the investment funds.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its asset (mainly its investment securities) and liability management activities.

The following table sets forth information regarding the carrying value of the Bank’s investment securities portfolio at the dates indicated.

	As of December 31,
	2014	2013	2012
	(in $ millions)
Securities available-for-sale	$339	$334	$183
Securities held-to-maturity	54	34	34
Total investment securities	$393	$368	$217

The following tables set forth the distribution of the Bank’s investment securities portfolio (securities available-for-sale and securities held-to-maturity) by country risk, type of borrower and contractual maturity at the dates indicated:

	As of December 31,
	2014		2013		2012
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$75	19.1	$74	20.0	$44	20.5
Chile	23	5.9	41	11.2	3	1.4
Colombia	89	22.8	98	26.6	29	13.5
Costa Rica	0	0.0	2	0.5	0	0.0
Mexico	97	24.6	33	9.0	22	10.3
Panama	45	11.5	34	9.2	54	25.0
Peru	26	6.6	40	11.0	1	0.3
Trinidad and Tobago	10	2.4	5	1.2	0	0.0
Multilateral Organizations	28	7.0	41	11.2	63	29.0
Total	$393	100.0	$368	100.0	$217	100.0

	As of December 31,
	2014		2013		2012
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$93	23.7	$139	37.7	$26	12.2
State-owned commercial banks	18	4.6	18	4.9	4	1.9
Sovereign debt	157	40.0	105	28.4	102	46.9
State-owned organizations	105	26.6	99	27.0	81	37.4
Private corporations	20	5.0	7	1.9	4	1.7
Total	$393	100.0	$368	100.0	$217	100.0

	As of December 31,
	2014		2013		2012
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year	$120	30.5	$45	12.2	$54	24.8
After one year through five years	156	39.6	192	52.1	155	71.3
After five years through ten years	118	29.9	131	35.7	9	3.9
Total	$393	100.0	$368	100.0	$217	100.0

As of December 31, 2014, 2013, and 2012, securities held by the Bank of no single issuer exceeded 10% of the Bank’s stockholders equity.

Securities available-for-sale

As of December 31, 2014, the Bank’s securities available-for-sale amounted to $339 million and consisted of investments in securities of issuers in the Region, of which 74% corresponded to multilateral, sovereign and state-owned issuers, and 26% corresponded to private corporations and banks. During the year ended December 31, 2014, the Bank purchased $322 million of investments and sold $223 million (generating gains of $1.9 million), and redeemed $63 million of investment securities available-for-sale. As of December 31, 2014, securities available-for-sale with a carrying value of $308 million were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2013, the Bank’s securities available-for-sale amounted to $334 million and consisted of investments with issuers in the Region, of which 61% corresponded to sovereign and state owned borrowers, and 39% corresponded to private corporations and banks. The $151 million increase in the securities available-for-sale portfolio as of December 31, 2013, compared to December 31, 2012, reflects the net effect of: (i) $313.0 million in investment securities acquired during 2013, (ii) the sale of securities with $105.9 million in book value ($102.5 million in nominal value) which generated gains of $1.5 million during 2013, (iii) the redemption of $34.3 million of investment securities, (iv) a negative $16.7 million variance of the fair market value of the available-for-sale securities portfolio, and (v) a $5.3 million decrease in amortization of premiums and discounts.

As of December 31, 2012, the Bank’s securities available-for-sale amounted to $183 million and consisted of investments with issuers in the Region, of which 47% corresponded to sovereign borrowers, and 14% corresponded to private corporations and banks. The $233 million decrease in the securities available-for-sale portfolio during 2012 compared to 2011 reflects the net effect of: (i) $40.0 million in investment securities acquired during 2012, (ii) the sale of securities with $254.8 million in book value ($239.6 million in nominal value) which generated gains of $6.0 million during 2012, (iii) redemption of $15.3 million of investment securities, (iv) a $0.3 million variance of fair value of the available for sale securities portfolio, and (v) a $3.0 million decrease in amortization of premiums and discounts.

See Item 18, “Financial Statements,” notes 2(i) and 5.

Securities held-to-maturity

The held-to-maturity portfolio amounted to $54 million as of December 31, 2014, compared to $34 million as of December 31, 2013, and compared to $34 million as of December 31, 2012. The $20 million increase in the securities held-to-maturity portfolio reflects the net effect of: (i) $22 million in investment securities acquired during 2014, (ii) the redemption of $20 million of matured investment securities, and (iii) the $18 million bond reclassification as held-to-maturity formerly held in the available-for-sale portfolio.

See Item 18, “Financial Statements,” notes 2(i) and 5.

Investment Funds

The Bank’s investment funds consist of its investment in the Feeder and the Brazilian Funds, which are managed by a third party, Alpha4x Asset Management LLC, following the sale of the Bladex Asset Management Unit which concluded in the second quarter of 2013.

The funds’ net assets are composed of cash, investments in equity, debt instruments, and derivative financial instruments, all of which are quoted and traded in active markets. The funds report trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

As of December 31, 2014, the investment funds’ net asset value totaled $58 million, compared to $119 million as of December 31, 2013, and compared to $106 million as of December 31, 2012, of which the redeemable noncontrolling interest in the investment funds amounted to zero, $50 million, and $3 million, respectively. The Bank’s participation in the “Feeder” was 49.61% as of December 31, 2014, compared to 55.87% as of December 31, 2013, and 98.06% as of December 31, 2012, with the remaining balances owned by third party investors. The redemptions from the investment in the funds amounted to $14 million in 2014, $36 million in 2013, and $15 million in 2012.

See Item 4.A. – “Information on the Company – History and Development of the Company”, and Item 18, “Financial Statements,” notes 2(c), 2(d), 2(j), 3, 6, and 24.

Total Outstandings by Country

The following table sets forth the aggregate amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, investment securities, loans, and investment funds outstanding balances and accrued interest receivable, but not including contingencies as of December 31 of each year:

	As of December 31,
	2014		2013		2012
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$189	2.4	$192	2.6	$225	3.3
Brazil	2,066	25.9	1,798	23.9	1,837	27.1
Chile	181	2.3	534	7.1	313	4.6
Colombia	820	10.3	804	10.7	482	7.1
Costa Rica	323	4.1	414	5.5	199	2.9
Dominican Republic	244	3.1	191	2.5	112	1.6
Ecuador	120	1.5	126	1.7	174	2.6
El Salvador	117	1.5	124	1.7	66	1.0
France	10	0.1	102	1.4	60	0.9
Germany	100	1.3	0	0.0	0	0.0
Guatemala	264	3.3	201	2.7	274	4.0
Honduras	94	1.2	74	1.0	71	1.0
Mexico	980	12.3	557	7.4	523	7.7
Netherlands	10	0.1	15	0.2	77	1.1
Panama	368	4.6	259	3.4	333	4.9
Paraguay	134	1.7	104	1.4	27	0.4
Peru	620	7.8	626	8.3	846	12.5
Trinidad & Tobago	176	2.2	148	2.0	120	1.8
United States of America	779	9.8	801	10.7	681	10.0
Uruguay	160	2.0	155	2.1	109	1.6
Other countries (1)	152	1.9	172	2.3	146	2.1
Sub-Total	$7,908	99.3	$7,397	98.4	$6,678	98.4
Investment funds	58	0.7	119	1.6	111	1.6
Total (2)	$7,965	100.0	$7,516	100.0	$6,789	100.0

(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2014 was comprised of $54 million in Switzerland, $48 million in Multilateral Organizations, $16 million in Jamaica, $12 million in the United Kingdom, $10 million in Bolivia, $8 million in Nicaragua and $5 million in Spain. Other countries in 2013 was comprised of $61 million in Jamaica, $60 million in Japan, $42 million in Multilateral Organizations, $8 million in Nicaragua and $2 million in United Kingdom. Other countries in 2012 was comprised of $64 million in Multilateral Organizations, $31 million in Belgium, $20 million in Japan, $10 million in Jamaica, $10 million in Nicaragua, $10 million in Spain and $2 million in United Kingdom.
(2)	The outstandings by country does not include contingencies. See Item 4.B, “Business Overview—Contingencies and Other Assets.”

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

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements, and credits extended to subsidiaries of multinational corporations established in the Region, with the respective head office guarantee. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2014	2013	2012
		(in $ million)
Private sector commercial banks and financial institutions	$2,141	$2,042	$1,828
State-owned commercial banks and financial institutions	466	469	424
Central banks	651	761	653
Sovereign debt	159	106	203
State-owned organizations	845	1,043	623
Private middle-market companies	487	579	727
Private corporations	3,159	2,397	2,218
Sub-Total	$7,908	$7,397	$6,678
Investment funds	58	119	111
Total	$7,965	$7,516	$6,789

Net Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues by country at the dates indicated, with net revenues calculated as the sum of net interest income, net fees and commissions, derivative financial instruments and hedging, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain (loss) on sale of securities available-for-sale, net gain on sale of loans, net gain (loss) on foreign currency exchange, and other income (expense):

	For the year ended December 31,
	2014	2013	2012
	(in $ million)
Argentina	$10.7	$11.4	$10.3
Brazil	47.5	40.3	40.5
Chile	7.3	6.6	3.8
Colombia	15.9	9.4	9.3
Costa Rica	7.1	8.3	3.9
Dominican Republic	1.9	2.9	2.5
Ecuador	7.6	6.8	5.9
El Salvador	2.6	1.6	0.6
Guatemala	5.3	6.8	3.4
Honduras	2.5	2.2	1.7
Jamaica	1.6	1.1	1.3
Mexico	20.0	15.1	16.6
Panama	9.2	4.9	2.2
Paraguay	3.2	1.8	0.8
Peru	16.4	16.2	12.2
Trinidad and Tobago	1.0	0.8	1.6

	For the year ended December 31,
	2014	2013	2012
	(in $ million)
Uruguay	3.8	2.5	1.7
Venezuela	0.6	0.4	1.5
Other countries (1)	1.1	1.0	3.8
Investment funds	3.4	(6.6)	8.3
Total net revenues	$168.7	$133.6	$131.8
Reversal of provision (provision) for credit losses	(8.5)	1.2	12.4
Recoveries, net of impairment of assets	0.0	0.1	0.0
Operating expenses	(53.7)	(54.3)	(55.8)
Net income – business segment	$106.5	$80.6	$88.4
Net income (loss) attributable to the redeemable non-controlling interest	(0.5)	(4.2)	0.3
Net income attributable to Bladex stockholders – business segment	$106.9	$84.8	$88.1
Other income unallocated — Gain on sale of premises and equipment	0.0	0.0	5.6
Net loss from discontinued operations	0.0	0.0	(0.7)
Net income attributable to Bladex stockholders	$106.9	$84.8	$93.0

(1)	Other countries consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The above table provides a reconciliation of net revenues (as previously defined) to the Bank’s net income. Net revenues do not include the effects of reversal of provision (provision) for credit losses, recoveries on assets, net of impairments, operating expenses, the income (loss) attributable to the redeemable non-controlling interest, other income not allocated to any business segment, a gain on sale of premises and equipment realized in 2012, and net income (loss) from discontinued operations. The purpose of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s Commercial and Treasury Division, on a by-country basis. Given that the Bank’s business segments generate revenues not only from net interest income, but from other sources including fees and commissions, gains and losses on investments, gains on sale of loans and derivative financial instruments, which form part of other income rather than net interest income, the Bank adds those corresponding items to net interest income to show net revenues earned before operating expenses. Reversal of provision (provision) for credit losses, and recoveries, net of impairment of assets, are not included as part of net revenues, as the Bank believes such items, which are based on management estimates, may distort trend analysis. Thus, the Bank believes excluding such items from net revenues provides a more accurate indicator of the Bank’s performance within its two business segments for each country, and thus provides a better basis for analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a U.S. GAAP basis. Furthermore, net revenues may be calculated differently by other companies in the financial industry.

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

Regulations

General

The Superintendency regulates, supervises and examines the Bank on a consolidated basis. The New York Agency is regulated, supervised and examined by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve Board”). The Florida International Administrative Office was regulated, supervised and examined by the Florida Office of Financial Regulation and the U.S. Federal Reserve Board until the Bank´s decision to close that office in early 2015. The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Bank is subject to regulations in each jurisdiction in which the Bank has a physical presence. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 25 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 25 entities include the U.S. Federal Reserve Board, the Office of the Comptroller of Currency of the Treasury Department or the OCC, the Federal Deposit Insurance Corporation and the Office of the Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License (“General License Banks”), may engage in all aspects of the banking business in Panama, including taking local and foreign deposits, as well as making local and international loans.

All banking institutions in Panama are governed by Decree-Law 9 of February 26, 1998, as amended, and banking regulations issued by the Superintendency pursuant thereto (the “Banking Law”).

Under the Banking Law, a bank’s capital composition includes primary, secondary and tertiary capital. Primary capital is made up of ordinary capital and additional capital. Primary ordinary capital includes paid-in capital, paid-in capital surplus, declared reserves, retained earnings, accumulated other comprehensive income, minority interests in consolidating subsidiaries, and certain reserves and adjustments authorized by the Superintendency. Primary additional capital includes certain perpetual, subordinated instruments of debt and equity, paid-in surpluses on these instruments, certain instrument issued by consolidated subsidiaries, and certain adjustments authorized by the Superintendency. Secondary capital is made up of reserves to absorb future unforeseen losses, certain subordinated debt instruments, paid-in surpluses on these instruments, certain instruments issued by subsidiaries, and certain adjustments authorized by the Superintendency. Tertiary capital is made up of short-term subordinated debt incurred for the management of market risk. Under the Banking Law, the sum of secondary and tertiary capital cannot exceed primary capital.

General License Banks must have paid-in capital of not less than $10 million. Additionally, they must maintain a minimum total capital of 8% of their total risk-weighted assets, and a primary ordinary capital equal to or greater than 4.5% of their risk-weighted assets. In addition, total primary capital may not be less than 6% of the bank’s risk-weighted assets. Some of these capital requirements will enter into effect on January 1, 2016 and minimum requirements set forth before will by fully in place by 2019. The Superintendency is authorized to take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy. In addition, the Superintendency is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (such as the standards set by the Basel Committee on Banking Supervision) become more stringent.

General License Banks are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency. Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are immune from attachment or seizure proceedings.

Pursuant to the Banking Law, banks cannot grant loans or issue guarantees or any other obligation (“Credit Facilities”), to any one person or group of related persons in excess of 25% of the Bank’s total capital. This limitation also extends to Credit Facilities granted to parties related to the ultimate parent of the banking group. However, the Banking Law establishes that, in the case of Credit Facilities granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit is 30% of the bank’s capital funds. As confirmed by the Superintendency, the Bank currently applies the limit of 30% of the Bank’s total capital with respect to the Bank’s Credit Facilities in favor of financial institutions and the limit of 25% of the Bank’s total capital with respect to the Bank’s Credit Facilities in favor of corporations, middle-market companies and sovereign borrowers.

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

United States Law

The Bank operates a New York state-licensed agency in New York, New York and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings, which is not engaged in banking activities. On October 30, 2006, the Bank established the Florida International Administrative Office in Miami, Florida, which ceased operations during the first quarter of 2015. See Item 4.A “Information on the Company—History and Development of the Company.”

The U.S. banking industry is highly regulated under federal and state law. These regulations affect the operations of the Bank in the United States. Set forth below is a brief description of the bank regulatory framework that is or will be applicable to the New York Agency and was applicable to the Florida International Administrative Office prior to its closure in early 2015. This description is not intended to describe all laws and regulations applicable to the New York Agency and the Florida International Administrative Office. Banking statues, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies, including changes in how they are interpreted or implemented, could have a material adverse impact on the New York Agency and its operations. In addition to laws and regulations, state and federal bank regulatory agencies (including the Federal Reserve Board, the FDIC and the OCC) may issue policy statements, interpretive letters and similar written guidance applicable to the New York Agency (including the Bank). These issuances also may affect the conduct of the New York Agency’s business or impose additional regulatory obligations. The brief description below is qualified in its entirety by reference to the full text of the statues, regulations, policies, interpretive letters and other written guidance that are described.

Federal Law

In addition to being subject to New York and Florida state laws and regulations, the New York Agency is, and the Florida International Administrative Office was, subject to federal regulations, primarily under the International Banking Act of 1978, as amended (“IBA”), and are subject to examination and supervision by the U.S. Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself. Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the U.S. Federal Reserve Board similar to those imposed on domestic banks that are members of the U.S. Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”), amended the IBA to enhance the authority of the U.S. Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA expanded the U.S. Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

In addition, under the FBSEA, state-licensed branches and agencies of foreign banks may not engage in any activity that is not permissible for a “federal branch” (i.e., a branch of a foreign bank licensed by the federal government through the OCC, rather than by a state), unless the U.S. Federal Reserve Board has determined that such activity is consistent with sound banking practices.

The New York Agency does not engage in retail deposit-taking from persons in the United States. Under the FBSEA, the New York Agency may not obtain Federal Deposit Insurance Corporation (“FDIC”), insurance and generally may not accept deposits from persons in the United States, but may accept credit balances incidental to its lawful powers, from persons in the United States, and accept deposits from non-U.S. citizens who are non-U.S. residents, but must inform each customer that the deposits are not insured by the FDIC.

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to the provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”), because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Among other limitations, the provisions of the BHCA include the so-called "Volcker Rule," which may restrict proprietary trading activities conducted by Bladex and its affiliates with U.S. clients or counterparties, as well as certain private funds-related activities with US nexus. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company.” The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has subsidiaries in the United States, Bladex Holdings, a wholly-owned corporation incorporated under Delaware law that is not presently engaged in any activity, and which formerly owned Bladex Asset Management, a Delaware corporation and BCG, a fifty percent (50%) owned subsidiary incorporated under the laws of Delaware. Bladex Asset Management and BCG were dissolved on September 18, 2013, and August 14, 2013, respectively.

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

Finally, under the regulations of the Office of Foreign Asset Control (“OFAC”), the Bank is generally required to monitor and block or reject transactions with certain targeted foreign countries and “specially designated nationals” which OFAC has determined pose a risk to U.S. national security.

New York State Law

The New York Agency, established in 1989, is licensed by the Superintendent of Financial Services of the State of New York (the “Superintendent”), under the New York Banking Law. The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the U.S. Federal Reserve Board. The New York Agency is examined by the Department of Financial Services and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, except with respect to capital requirements and deposit-taking activities.

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2014, the New York Agency maintained a pledge deposit with a carrying value of $3.0 million with the New York State Department of Financial Services, complying with the minimum required amount.

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

Florida Law

The Florida International Administrative Office, established in October 2006, ceased operations during the first quarter of 2015. Prior to that, the Florida Administrative Office was licensed and supervised by the Florida Office of Financial Regulation under the Florida Financial Institutions Codes. The activities of the Florida International Administrative Office were subject to the restrictions described below as well as to Florida banking laws and regulations that were applicable generally to foreign banks that operate offices in Florida. The Florida International Administrative Office was also subject to regulation by the U.S. Federal Reserve Board under the IBA.

Pursuant to Florida law, the Florida International Administrative Office was authorized to conduct certain “back office” functions on behalf of the Bank, including administration of the Bank’s personnel and operations, data processing and record keeping activities, and negotiating and servicing loans or extensions of credit and investments. Under the provisions of the Florida Financial Institutions Codes, as well as the IBA and the regulations of the U.S. Federal Reserve Board, the Florida International Administrative Office was also permitted to function as a representative office of the Bank.

Anti-Money Laundering Laws

U.S. anti-money laundering laws, as amended by the USA PATRIOT Act of 2001, impose significant compliance and due diligence obligations, on financial institutions doing business in the United States. Both the New York Agency is, and the Florida International Administrative Office were, “financial institutions” for these purposes. Failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal and reputational consequences for an institution. The New York Agency and the Florida International Administrative Office have adopted comprehensive policies and procedures to address and comply with these requirements.

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

In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey, Mexico, Buenos Aires, Argentina, Lima, Peru, Bogotá, Colombia, São Paulo, Brazil, its New York Agency in New York City, New York, and in Miami, Florida in connection with the former Florida International Administrative Office.

See Item 18, “Financial Statements,” notes 2(p), 9 and 20.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Bank’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.”

Nature of Earnings

The Bank derives income from net interest income, fees and commissions, derivative financial instruments and hedging, recoveries, net of impairment of assets, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain on sale of loans, net gain (loss) on foreign currency exchange, and other income (net). Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit and guarantees, and through loan intermediation, structuring and syndication activities, while other loan intermediation activities, such as sales in the secondary market and distribution in the primary market are registered as net gains on the sale of loans.

A.	Operating Results

The following table summarizes changes in components of the Bank’s net income and performance for the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in $ thousands, except per share amounts and percentages)
Total interest income	$212,730	$205,303	$192,437
Total interest expense	71,599	82,211	87,460
Net interest income	141,131	123,092	104,977
Reversal of provision (provision) for loan losses	(6,895)	1,598	8,343
Net interest income, after reversal of provision (provision) for loan losses	134,236	124,690	113,320
Other income (expense):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(1,627)	(381)	4,046

	For the Year Ended December 31,
	2014	2013	2012
	(in $ thousands, except per share amounts and percentages)
Fees and commissions, net	17,502	13,669	10,021
Derivative financial instruments and hedging	106	353	71
Recoveries, net of impairment of assets	7	108	0
Net gain (loss) from investment funds trading	3,409	(6,702)	7,011
Net gain (loss) from trading securities	(393)	3,221	11,234
Net gain on sale of securities available-for-sale	1,871	1,522	6,030
Net gain on sale of loans	2,546	588	1,147
Net gain (loss) on foreign currency exchange	766	(3,834)	(10,525)
Gain on sale of premises and equipment	0	0	5,626
Other income, net	1,744	1,644	1,839
Net other income	25,931	10,188	36,500
Total operating expenses	(53,702)	(54,306)	(55,814)
Net income from continuing operations	106,465	80,572	94,006
Net loss from discontinued operations (1)	0	(4)	(681)
Net income	106,465	80,568	93,325
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	(4,185)	293
Net income attributable to Bladex stockholders	$106,940	$84,753	$93,032
Net income from continuing operations	106,940	84,757	93,713
Net loss from discontinued operations (1)	0	(4)	(681)
Basic earnings per share	$2.76	$2.21	$2.46
Diluted earnings per share	$2.75	$2.20	$2.45
Return on average assets (2)	1.41%	1.20%	1.51%
Return on average stockholders’ equity (3)	11.95%	10.02%	11.57%

(1)	See Item 4 – “Information on the Company – History and Development of the Company”, and Item 18, “Financial Statements,” notes 2(c), 2(d), 2(j), 3, 6, and 24.
(2)	Average assets calculated on the basis of unaudited daily average balances.
(3)	Average stockholders’ equity calculated on the basis of unaudited daily average balances.

Business Segment Analysis

The Bank’s activities are operated and managed in two business segments: the Commercial Division and the Treasury Division.

The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable segment on a systemic basis.

The Bank incorporates net operating income by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from net income the impact of provisions or reversals of provisions for loan losses and off-balance sheet credit risk, and recoveries, net of impairment of assets. In addition, the Bank’s net interest income represents the main driver of net operating income. The current interest expense allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital allocated by business segment. The current operating expense allocation methodology assigns overhead expenses based on resource consumption by business segment. The following table summarizes net operating income of the Bank, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in $ thousands, except percentages)
COMMERCIAL DIVISION:
Net interest income	$122,234	$115,048	$109,967
Non-interest operating income	21,068	15,338	12,216
Operating expenses	(42,508)	(40,945)	(38,322)
Net operating income	100,794	89,441	83,861
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8,522)	1,217	12,389
Recoveries, net of impairment of assets	7	108	0
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$92,279	$90,766	$96,250

TREASURY DIVISION:
Net interest income	$18,897	$8,044	$(4,990)
Non-interest operating income (loss)	6,483	(4,877)	14,612
Operating expenses	(11,194)	(13,361)	(17,492)
Net operating income (loss)	14,186	(10,194)	(7,870)
Net income (loss)	14,186	(10,194)	(7,870)
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	(4,185)	293
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$14,661	$(6,009)	$(8,163)

CONSOLIDATED:
Net interest income	$141,131	$123,092	$104,977
Non-interest operating income	27,551	10,461	26,828
Operating expenses	(53,702)	(54,306)	(55,814)
Net operating income	114,980	79,247	75,991
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8,522)	1,217	12,389
Recoveries, net of impairment of assets	7	108	0
Net income – business segment	106,465	80,572	88,380
Net income (loss) attributable to the redeemable non-controlling interest	(475)	(4,185)	293
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS – BUSINESS SEGMENT	106,940	84,757	88,087
Other income unallocated – Gain on sale of premises and equipment	0	0	5,626
Net loss from discontinued operations.	0	(4)	(681)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$106,940	$84,753	$93,032

For further information on net income by business segment, see Item 18, “Financial Statements,” notes 3 and 27.

The Commercial Division

The Commercial Division is responsible for the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio activities.  These activities include the origination of bilateral and syndicated credits, short- and medium-term loans, acceptances and contingent credits. See Item 4. “Information on the Company – Business Overview – Commercial Portfolio”. The Commercial Division’s net income includes net interest income from loans, fees and other income, allocated operating expenses, the provisions or the reversal of provisions for credit losses, and any recoveries, net of impairment of assets.

Year 2014 vs. Year 2013

In 2014, the Commercial Division achieved a 13% increase in net operating income, driven primarily by (i) a $7.1 million, or 6% increase in net interest income primarily due to increased average loan portfolio balances of 9%, and (ii) a $5.8 million, or 38% increase in non-interest operating income primarily from higher fees from loan structuring and syndication activity (the Bank acted as mandated lead arranger and book-runner in 10 transactions out of a total of 14 structured transactions), along with an increase of $2.0 million in loan intermediation and distribution income, and higher commissions from letters of credit and guarantees. After credit provision charges of $8.5 million, mainly associated with an 8% end-of period Commercial Portfolio growth, while reaching a total portfolio credit provision coverage ratio of 1.20%, the Commercial Division’s net income reached $92.3 million in the year ended December 31, 2014, compared to $90.8 million in 2013, a $1.5 million or 2% year-on-year increase. The Commercial Division’s asset quality and portfolio risk profile remained solid, as evidenced by a 0.06% ratio of non-performing loans to total Commercial Portfolio as of December 31, 2014, compared to 0.05% as of December 31, 2013.

As of December 31, 2014, the Commercial Portfolio amounted to $7.2 billion, an increase of $0.6 billion, or 8% year-on-year compared to $6.6 billion as of December 31, 2013. Average Commercial Portfolio balances for 2014 and 2013 were $6.9 billion and $6.3 billion, respectively, resulting in a $0.6 billion, or 10% year-on-year increase.

As of December 31, 2014, the Commercial Portfolio continued to be short-term and trade-related in nature, with $5.2 billion, or 72% of the Commercial Portfolio scheduled to mature within one year. Trade financing operations represented 56% of the Commercial Portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The loan portfolio represented 93% of the Commercial Portfolio as of December 31, 2014, totaling $6.7 billion, compared to $6.1 billion as of December 31, 2013, an increase of 9% year-on-year, or $0.5 billion. As of December 31, 2014, 72% of the total loan portfolio had a remaining term of one year or less.

Year 2013 vs. Year 2012

The Commercial Division’s net income amounted to $90.8 million for the year ended December 31, 2013, compared to $96.3 million for the year ended December 31, 2012. The decrease for the year was mainly the result of reversals of provisions for credit losses during 2012, mostly related to the resolution of a non-accruing loan exposure. Excluding the effect of reversals (provisions) for credit losses, the Commercial Division’s net operating income improved by 7% during 2013 to $89.5 million, compared to $83.9 million in 2012, reflecting increased core revenues from higher average portfolio balances and fee generating activities. Higher average loan balances (+17%) resulted in a $5.1 million, or 5%, increase in the Commercial Division’s net interest income, while increased letters of credit activity along with the growth of the Bank’s structuring and syndication platform resulted in a $3.6 million, or 36% increase in fee income, partially offset by a $2.6 million, or 7% increase in allocated operating expenses.

The Commercial Division’s portfolio balances totaled $6,630 million as of December 31, 2013, an 11% increase from $5,953 million as of December 31, 2012. The year-on-year increase was mainly attributable to growing demand in the Bank’s client base of corporations (+20%), and financial institutions (+9%). On an average annual basis, in 2013 the Commercial Portfolio reached $6,337 million, an increase of $926 million, or 17% compared to average balances of $5,411 million during 2012.

As of December 31, 2013, the Commercial Portfolio continued to be short-term and trade-related in nature, with $4,846 million, or 73%, of the Commercial Portfolio maturing within one year. Trade financing operations represented 58% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

Credit disbursements in 2013 increased by 26% to $14,276 million, a record level for the Bank, compared to $11,338 million disbursed in 2012, as overall demand for credit strengthened. The non-accrual portfolio amounted to $3.1 million representing 0.05% of the loan portfolio as of December 31, 2013, compared to a balance of zero as of December 31, 2012.

The Treasury Division

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Following the 2013 sale of the former Bladex Asset Management unit, the Treasury Division also continues to incorporate the Bank’s remaining participation in investment funds, which ceased to be consolidated in the Bank’s financial statements as of April 2014, as the Bank exercised its right to redeem, bringing its participation in the Feeder to below 50%.

The Treasury Division’s net income is presented net of allocated operating expenses, and includes net interest income from treasury activities, net of allocated cost of funds, as well as related net other income (expense), including net results from derivative financial instruments and hedging, net gain (loss) from investment funds, net gain (loss) from trading securities, net gain (loss) on sale of securities available-for-sale, and net gain (loss) on foreign currency exchange.

Year 2014 vs. Year 2013

Treasury Division reported net income of $14.6 million in 2014, compared to a net loss of $6.0 million in 2013, due to the combined effects of: (i) an $11.2 million increase in non-interest operating income, mainly driven by improved performance from its participation in investment funds, (ii) a $10.9 million increase in net interest income primarily attributable to the decrease in average funding costs to 1.07% from 1.33% , and (iii) a $2.2 million decrease in allocated operating expenses, mainly associated with expenses from the investment funds that ceased to be consolidated in the Bank’s financial statements as of April 2014.

Liquid assets stood at $0.7 billion as of December 31, 2014, compared to $0.8 billion as of December 31, 2013, as the Bank maintained its proactive liquidity management as a preventive measure in the face of heightened market volatility. The liquidity ratio (liquid assets to total assets) was 9.2% as of December 31, 2014, compared to 11.1% as of December 31, 2013.

The securities available-for-sale portfolio totaled $0.3 billion as of December 31, 2014. This was broadly unchanged from the same level as of December 31, 2013. The securities available-for-sale portfolio consisted of readily-quoted Latin American securities, 74% of which represented multilateral, sovereign or state-owned risk.

The Bank surpassed the $3 billion mark in deposits several times during 2014, before ending the year at $2,507 million in deposit balances as of December 31, 2014, an increase of 6% compared to $2,361 million as of December 31, 2013. Total deposits represented 35% of total financial liabilities as of December 31, 2014, compared to 36% as of December 31, 2013. Short-term borrowings and debt, including securities sold under repurchase agreements, (“repos”), totaled $3.0 billion as of December 31, 2014, nearly unchanged compared to $3.0 billion as of December 31, 2013, while long-term borrowings and debt totaled $1.4 billion as of December 31, 2014, an increase of 22% compared to $1.2 billion as of December 31, 2013.

Year 2013 vs. Year 2012

For the year 2013 the Treasury Division reported a net loss of $6.0 million compared to a net loss of $8.2 million during 2012. The Treasury Division’s net loss during 2013 was attributable to a decrease of $19.4 million in non-interest operating income, mainly related to net losses from the remaining participation in investment funds and lower gains on the sale of securities available-for-sale, which was partially offset by the combined effects of: (i) a $13.0 million increase in net interest income, which resulted from an effective interest rate gap management, higher net interest income from increased average investment securities balances, and lower average cost of funds; (ii) a $4.1 million decrease in allocated operating expenses; and (iii) a $4.5 million positive variation in net income attributable to the redeemable non-controlling interest in the funds.

Liquid assets amounted to $831 million as of December 31, 2013, compared to $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management, increasing its liquidity position as a response to heightened market volatility. Liquid assets as of December 31, 2013 represented 11.1% of total assets and 12.7% of total liabilities, compared to 10.2% and 11.6%, respectively, as of December 31, 2012.

Deposit balances increased $44 million, or 2%, to $2,361 million as of December 31, 2013, compared to $2,317 million as of December 31, 2012. Deposits represented 36% of total liabilities as of December 31, 2013, compared to 39% as of December 31, 2012. Short-term borrowings and debt, including repos, totaled $2,991 million as of December 31, 2013, an 86% year-on-year increase, while long-term borrowings and debt totaled $1,154 million, a 39% year-on-year decrease, as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management. Consequently, weighted average funding costs for the year ended December 31, 2013 reached 1.33%, a decrease of 30 basis points, or 18%, compared to 1.63% for the year ended December 31, 2012.

Net Income Attributable to Bladex

During 2014, the Bank experienced increased demand for its lending products, as the Bank’s core competencies allowed it to compete effectively within challenging market conditions, in which the prices of many commodities continued to decline, the growth rates of the Region’s domestic markets was lower than in previous years, and the significant reduction in oil prices added to global market volatility.

The Bank’s net income totaled $106.9 million in 2014, an increase of $22 million or 26% compared to $84.8 million in 2013. This increase was driven by the positive performance of the Bank’s core business activities, with growth in its Commercial Portfolio, net margins and revenue, and improved efficiency on lower expenses, all while maintaining strong asset quality. These factors were complemented by a positive trend in non-core results from its participation in investment funds.

The Bank’s net income reached $84.8 million in 2013, compared to $93.0 million in 2012. The 2013 results were negatively impacted by the remaining participation in investment funds pertaining to the Asset Management unit sold in 2013, offsetting improved performance from business activities: higher net interest income from robust average portfolio growth, improving net interest margin and fee income, strong portfolio quality and lower operating expenses.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in $ million, except percentages)
Net interest income (loss)
Commercial Division	$122.2	$115.1	$110.0
Treasury Division	18.9	8.0	(5.0)
Total Net Interest Income	$141.1	$123.1	$105.0

Net interest margin	1.87%	1.75%	1.70%
Net interest spread	1.71%	1.55%	1.44%

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

	For the Year ended December 31,
	2014			2013			2012
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$639	$1.5	0.24%	$635	$1.5	0.24%	$711	$1.9	0.26%
Loans, net of unearned income & deferred loan fees	6,437	201.9	3.09%	5,934	193.0	3.21%	5,064	181.1	3.52%
Non-accrual loans (1)	4	0.0	0.16%	0	0.0	n.m. (*)	23	2.1	9.17%
Trading assets	0	0.0	0.00%	2	0.0	0.00%	7	0.1	0.94%
Investment securities (2)	389	9.3	2.34%	346	8.5	2.43%	254	6.4	2.48%
Investment funds	75	0.0	0.03%	113	2.3	2.01%	117	0.9	0.74%
Total interest-earning assets	$7,544	$212.7	2.78%	$7,028	$205.3	2.88%	$6,177	$192.4	3.06%
Non-interest-earning assets	88			77			55
Allowance for loan losses	(75)			(71)			(82)
Other assets	16			13			20
Total Assets	$7,573			$7,048			$6,169
Interest-Bearing Liabilities
Demand Deposits (3)	$89	$0.1	0.07%	$95	$0.2	0.19%	$137	$0.4	0.29%
Time Deposits (3)	2,634	11.1	0.42%	2,418	12.2	0.50%	2,121	12.5	0.58%
Deposits (3)	2,723	11.2	0.41%	2,513	12.4	0.49%	2,258	12.9	0.56%
Trading liabilities	0	0.0	0.00%	7	0.0	0.00%	10	0.0	0.00%
Investment funds	0	0.0	n.m. (*)	0	1.8	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreements	280	2.1	0.75%	227	1.3	0.56%	153	1.6	1.05%
Short-term borrowings and debt	2,191	21.8	0.98%	2,048	25.7	1.24%	973	19.0	1.92%
Long-term borrowings and debt	1,389	36.4	2.59%	1,318	41.0	3.07%	1,892	53.7	2.79%
Total interest-bearing liabilities	$6,583	$71.6	1.07%	$6,112	$82.2	1.33%	$5,285	$87.5	1.63%
Non-interest bearing liabilities and other liabilities	$79			$61			$76
Total Liabilities	$6,663			$6,173			$5,361
Redeemable noncontrolling interest	16			29			4
Stockholders’ equity	895			846			804
Total Liabilities and Stockholders’ Equity	$7,573			$7,048			$6,169
Net interest spread			1.71%			1.55%			1.44%
Net interest income and net interest margin		$141.1	1.87%		$123.1	1.75%		$105.0	1.70%

(1)  Interest received on non-accrual loans is only recorded as earned when collected.

(2) The average yield of the investment securities portfolio (including securities available-for-sale and securities held to maturity) using cost-based average balances, would have been 2.46%, 2.55%, and 2.64%, for 2014, 2013 and 2012, respectively.

(3) The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

(*) “n.m.” means not meaningful.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates accrued on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank resulting from changes in average interest-earning asset and interest-bearing liability volume and changes in average interest rates for 2014 compared to 2013 and for 2013 compared to 2012. Volume and rate variances have been calculated based on daily movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2014 vs. 2013			2013 vs. 2012
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest bearing deposits with banks	$10	$10	$20	$(186)	$(164)	$(350)
Accruing loans, net	15,802	(6,879)	8,923	28,021	(16,109)	11,912
Non-accrual loans	6	0	6	(3)	(2,146)	(2,149)
Trading assets	0	0	0	(0)	(69)	(69)
Investment securities	1,044	(284)	760	2,247	(146)	2,101
Investment funds	(10)	(2,271)	(2,281)	(86)	1,507	1,421
Total increase (decrease)	$16,852	$(9,424)	$7,428	$29,993	$(17,127)	$12,866
Increase (decrease) in interest expense
Deposits	(869)	2,004	1,135	(1,240)	1,803	563
Investment funds	16	1,791	1,807	630	(2,365)	(1,735)
Securities sold under repurchase agreement and Short-term borrowings and debt	(1,902)	4,953	3,051	(13,577)	7,306	(6,271)
Long-term borrowings and debt	(1,850)	6,468	4,618	17,943	(5,251)	12,692
Total increase (decrease)	$(4,605)	$15,216	$10,611	$3,756	$1,493	$5,249
Increase (decrease) in net interest income	$12,247	$5,792	$18,039	$33,749	$(15,634)	$18,115

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2014 vs. 2013

For the year ended December 31, 2014, the Bank’s net interest income reached $141.1 million, compared to $123.1 million during the year ended December 31, 2013. The $18.0 million, or 15%, increase in net interest income was mainly driven by:

i.	A $12.2 million overall increase in net interest income due to higher average balances of the Bank’s interest-earning assets, mainly from higher average loan portfolio balances (+9%) and investment securities balances (+12%), partially offset by higher average balances of the Bank’s interest-bearing liabilities (+8%).
ii.	A $5.8 million overall increase in net interest income on lower average funding costs (-26 basis points), which more than offset the 10 basis point decrease in average interest-earning rates.

Net interest margin increased 12 basis points to 1.87% in the year ended December 31, 2014, compared to 1.75% in the year ended December 31, 2013, mainly attributable to lower funding costs (-26 basis points) and higher average loan portfolio balances (+9%).

2013 vs. 2012

The Bank's net interest income for the year ended December 31, 2013 totaled $123.1 million, compared to $105.0 million for the year ended December 31, 2012. The $18.1 million, or 17% increase in net interest income for the year ended December 31, 2013 was primarily driven by:

i.	A $33.7 million overall increase in net interest income, mainly driven by higher average interest-earning assets, mostly from higher average balances in the loan portfolio (+17%) and in investment securities (+33%), along with lower average long-term debt and borrowings (-30%), partially offset by higher short-term interest-bearing liabilities (deposits +11%, borrowings and repo’s +102%), as the Bank shifted its funding composition to shorter tenors.
ii.	A $15.6 million overall decrease in net interest income as a result of lower average interest rates on the Bank’s assets (-18 basis points), partly offset by lower rates paid on the Bank’s liabilities (-30 basis points).

Net interest margin increased 5 basis points to 1.75% in 2013 compared to 1.70% in 2012, mainly as a result of lower cost of funds.

Reversal (Provision) for Loan Losses

	For the year ended December 31,
	2014	2013	2012
	(in $ million)
Net Brazil specific reserve reversals (provisions)	(1.2)	(1.0)	0.0
Net Mexico specific reserve reversals (provisions)	(0.2)	0.0	7.3
Total specific reserve reversals (provisions)	(1.4)	(1.0)	7.3
Generic reserve reversals (provisions) — due to changes in credit portfolio composition and risk levels and loan recoveries	(5.5)	2.6	1.0
Total generic reserve reversals (provisions)	(5.5)	2.6	1.0
Total reversals (provisions) of allowance for loan losses	$(6.9)	$1.6	$8.3

As of December 31, 2014, the Bank had $4.0 million in non-accrual loans, compared to $3.1 million in non-accrual loans as of December 31, 2013, and compared to zero loans in non-accrual status as of December 31, 2012, all of which corresponded to impaired loans for which specific reserves of $2.4 million and $1.0 million were allocated in 2014 and 2013, respectively.

The $6.9 million provision for loan losses during the year ended December 31, 2014 was the result of a $5.5 million provision of generic reserves mainly attributable to the Bank’s loan portfolio growth during the year (+$538 million, or +9%), and an increase of $1.4 million related to the specific loan loss reserve, totaling $2.4 million at December 31, 2014, which was assigned to non-accruing loans for $4.0 million at the same date.

The $1.6 million reversal of provision for loan losses during the year ended December 31, 2013 was the result of a $2.6 million reversal of generic reserves mainly associated with the improved risk profile of the Bank’s loan portfolio (+$1.2 million), and recoveries from previous years charge-off loans (+$1.4 million), which was partially offset by a $1.0 million specific loan loss reserve assigned to a $3.1 million loan as of December 31, 2013.

During the year ended December 31, 2012, the Bank reversed $8.3 million in provisions for loan losses, as a result of the release of specific reserves associated with the exit of a non-accruing loan exposure, along with a reversal of generic reserves associated with the improved risk profile of the Bank’s loan portfolio.

The Bank’s loan loss reserve coverage was 1.19% as of December 31, 2014, an increase from 1.18% as of December 31, 2013, and a decrease from 1.28% as of December 31, 2012. The annual increase in the loan loss reserve coverage compared to 2013 reflects the impact of changes in the composition of the Bank’s loan portfolio as measured in the Bank’s reserve model.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” notes 2(n) and 8.

For more detailed information about Non-Accrual Loans, see Item 18 “Financial Statements,” notes 2(l) and 7.

Reversals (Provisions) for Losses on Off-Balance Sheet Credit Risk

The $1.6 million of provisions for losses on off-balance sheet credit risk in 2014 was the result of portfolio growth in the off-balance sheet exposures and higher risk coverage associated with the Bank’s portfolio composition.

During the year ended December 31, 2013, the Bank accrued $0.4 million on provision for losses on off-balance sheet credit risk mainly due to higher balances in the off-balance sheet exposures in the Commercial Portfolio, partially mitigated by an improvement of the risk profile of the Region.

The $4.0 million reversal of provision for losses on off-balance sheet credit risk in the year ended December 31, 2012 was primarily the result of lower balances in the off-balance sheet exposures in the Commercial Portfolio and improved risk profile of the Bank’s portfolio composition.

The off-balance sheet reserve coverage was 1.37% as of December 31, 2014, compared to 1.08% as of December 31, 2013, and compared to 2.05% as of December 31, 2012.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Credit Losses,” and Item 18, “Financial Statements,” notes 2(n) and 8.

Fees and Commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees (including commercial risk coverage), and credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in $ thousand)
Letters of credit	$9,372	$9,244	$7,617
Guarantees	1,065	142	184
Loan Fees	7,209	4,220	2,153
Other (1)	(144)	63	67
Fees and commissions, net	$17,502	$13,669	$10,021

(1) Net of commission expense.

During the year ended December 31, 2014, fees and commissions amounted to $17.5 million, compared to $13.7 million in the year ended December 31, 2013. The $3.8 million, or 28% increase was mostly driven by increased loan structuring and syndication activities, where the Bank acted as mandated lead arranger and book-runner in 10 transactions out of a total of 14 structured transactions, along with increased commissions from higher average letters of credit portfolio balances and guarantee issuances.

Fees and commissions totaled $13.7 million for the year ended December 31, 2013, compared to $10.0 million for the year ended December 31, 2012. The $3.6 million, or 36% growth resulted from higher loan intermediation fees mainly from mandated transactions, reflecting the Bank’s progress in establishing a track record as lead arranger of syndications, and an increase in the activity of the letter of credit business.

For more information, see Item 18, “Financial Statements,” note 2(o).

Derivative Financial Instruments and Hedging

The Bank recorded net gains of $0.1 million, $0.4 million, and $0.1 million in 2014, 2013, and 2012, respectively, in derivative financial instruments and hedging.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 2(t) and 21.

Net Gain (Loss) from Investment Funds Trading

Net gain from investment funds trading totaled $3.4 million in the year ended December 31, 2014, compared to a net loss of $6.7 million in the year ended December 31, 2013, and a net income of $7.0 million in the year ended December 31, 2012, related to the performance of trading activities from the Bank’s remaining participation in the investment funds.

For additional information, see Item 18, “Financial Statements,” notes 6 and 24.

Net Gain (Loss) from Trading Securities

During the year ended December 31, 2014, the Bank recorded a net loss from trading securities of $0.4 million, compared to net gains of $3.2 million, and $11.2 million, for the years ended December 31, 2013 and 2012, respectively.

The $0.4 million loss for the year ended December 31, 2014 and the $3.2 million gain for the year ended December 31, 2013 were mainly attributable to changes in valuations of derivative instruments used for risk management purposes that did not qualify for hedge accounting and/or in respect of which hedge accounting was discontinued.

The $11.2 million gain in the year ended December 31, 2012 was mainly due to valuations of financial derivative instruments for which hedge accounting was discontinued during the year ended December 31, 2012.

Net Gain on Sale of Securities Available-for-Sale

The Bank purchases debt instruments with the intention of selling them prior to maturity.  These debt instruments are classified as securities available-for-sale and are included as part of the Bank’s credit portfolio.

The Bank’s net gain on sale of securities available-for-sale for the year ended December 31, 2014 was $1.9 million, compared to $1.5 million for the year ended December 31, 2013, and compared to $6.0 million for the year ended December 31, 2012. Detail of the net gains is as follows:

	For the year ended December 31,
	2014	2013	2012
	(in $ millions)
Nominal amount	$218.1	$102.5	$239.6
Amortized cost	$(228.2)	$(105.9)	$(254.8)
Proceeds	230.1	109.8	262.2
Net effect of unwinding hedging derivatives of the available for-sale securities portfolio	0.0	(2.4)	(1.4)
Total net gain on sale of securities available-for-sale	$1.9	$1.5	$6.0

For additional information, see Item 18, “Financial Statements,” note 5.

Net Gain on Sale of Loans

The net gain on sale of loans corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets.

During the years ended December 31, 2014, 2013 and 2012, the Bank sold loans on the secondary market with a book value of $515.6 million, $89.5 million and $146.2 million, respectively, generating net gains on sale of loans of $2.2 million, $0.4 million and $1.1 million, respectively.

During the year ended December 31, 2014, the Bank assigned $246 million of originated loans to the International Finance Corporation (“IFC”), which generated a net gain of $0.4 million, as part of a risk-sharing facility agreement with the IFC of up to $350 million, established to expand access to trade finance for agribusiness in Latin America and to contribute to regional food security.

Gain (Loss) on Foreign Currency Exchange

The Bank recorded a net gain of $0.8 million on foreign currency exchange during the year ended December 31, 2014, compared to net losses of $3.8 million and $10.5 million, in 2013 and 2012, respectively. The results reflect the effects of currency exchanges in assets and liabilities economically hedged with derivatives that do not qualify for hedge accounting, the impact of which is shown under Net Gain (Loss) from Trading Securities.

Operating Expenses

The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
	(in $ thousand)
Salaries and other employee expenses	$31,339	$31,702	$33,171
Depreciation and amortization of equipment and leasehold improvements	2,487	2,747	2,269
Professional services	5,177	4,010	4,053
Maintenance and repairs	1,544	1,529	1,936
Expenses from investment funds	416	2,589	2,953
Other operating expenses	12,739	11,729	11,432
Total operating expenses	$53,702	$54,306	$55,814

During the year ended December 31, 2014, the Bank’s operating expenses totaled $53.7 million, compared to $54.3 million in 2013. The $0.6 million, or 1% decrease in operating expenses over the year was primarily attributable to the deconsolidation of fund-related expenses, along with a reduction in salaries and other employee expenses related primarily to a decrease in the average number of full-time employees, which was partially offset by higher professional fees and other expenses mainly related to business projects.

During the year ended December 31, 2013, the Bank’s operating expenses totaled $54.3 million, compared to $55.8 million in 2012. The $1.5 million, or 3% year-on-year decrease in operating expenses was mainly attributable to lower salary and other employee expenses.

Changes in Financial Condition

The following table presents components of the Bank’s balance sheet at the dates indicated:

	As of December 31,
	2014	2013	2012
	(in $ thousand)
Assets
Cash and due from banks	$4,985	$2,161	$6,718
Interest-bearing deposits in banks	775,530	837,557	700,312
Trading assets	0	0	5,265
Securities available-for-sale	338,973	334,368	183,017
Securities held-to-maturity	54,180	33,759	34,113
Investment funds	57,574	118,661	105,888
Loans	6,686,244	6,148,298	5,715,556
Less:
Allowance for loan losses	79,675	72,751	72,976
Unearned income and deferred fees	8,509	6,668	7,100
Loans, net	6,598,060	6,068,879	5,635,480
Customers’ liabilities under acceptances	114,018	1,128	1,157
Accrued interest receivable	47,938	40,727	37,819
Equipment and leasehold improvements, net	8,129	10,466	12,808
Derivative financial instruments used for hedging — receivable	12,324	15,217	19,239
Other assets	13,561	8,389	14,580
Total Assets	$8,025,272	$7,471,312	$6,756,396
Liabilities and Stockholders’ Equity
Deposits	$2,506,694	$2,361,336	$2,317,260
Trading liabilities	52	72	32,304
Securities sold under repurchase agreement	300,519	286,162	158,374
Short-term borrowings and debt	2,692,537	2,705,365	1,449,023
Acceptances outstanding	114,018	1,128	1,157
Accrued interest payable	14,855	13,786	17,943
Long-term borrowings and debt	1,405,519	1,153,871	1,905,540
Derivative financial instruments used for hedging - payable	40,287	8,572	11,747
Reserve for losses on off-balance sheet credit risk	6,849	5,222	4,841
Other liabilities	32,879	27,947	28,348
Total Liabilities	$7,114,209	$6,563,461	$5,926,537
Redeemable noncontrolling interest	0	49,899	3,384
Stockholders’ Equity
Common stock, no par value	279,980	279,980	279,980
Additional paid-in capital in excess of assigned value of common stock	117,339	118,646	121,419
Capital reserves	95,210	95,210	95,210
Retained earnings	510,046	458,699	422,048
Accumulated other comprehensive loss	(13,885)	(12,575)	(730)
Treasury stock	(77,627)	(82,008)	(91,452)
Total Stockholders’ Equity	$911,063	$857,952	$826,475
Total Liabilities and Stockholders’ Equity	$8,025,272	$7,471,312	$6,756,396

2014 vs. 2013

The Bank’s total assets amounted to $8,025 million as of December 31, 2014, a $554 million, or 7% increase from $7,471 million as of December 31, 2013. This increase was primarily the result of a $538 million, or 9% increase in the Bank’s loan portfolio, and a $113 million increase in customers’ liabilities under acceptances, partially offset by lower interest-bearing deposits in banks (which decreased by $62 million) and the deconsolidation of the investment funds (which decreased by $61 million).

As of December 31, 2014, the Bank’s loan portfolio amounted to $6,686 million, with an average remaining maturity term of 317 days, as 72% of the loan portfolio was scheduled to mature within one year. Trade financing operations represented 56% of the loan portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

As of December 31, 2014, the Bank’s liquidity amounted to $741 million, compared to $831 million as of December 31, 2013, in line with the Bank’s long-standing approach to prudent and proactive liquidity management, with requirements determined according to the Basel III Liquidity Coverage Ratio (“LCR”) methodology. As of December 31, 2014, $616 million, or 83%, of liquid assets were deposited at the Federal Reserve Bank of New York, while the remaining liquid assets consisted of short-term funds deposited with other banks.

The increase in assets during 2014 was accompanied by a $551 million increase in liabilities, mainly as a result of a $251 million, or 22%, increase in long-term borrowings and debt, a $146 million, or 6%, increase in total deposits, and a $113 million increase in acceptances outstanding.

2013 vs. 2012

The Bank’s total assets amounted to $7,471 million as of December 31, 2013, a $715 million, or 11% increase from $6,756 million as of December 31, 2012, mainly as a result of increased balances related to the loan portfolio (an increase of $432 million), securities available-for-sale (an increase of $151 million) and cash and due from banks (an increase of $133 million). As of December 31, 2013, the Bank’s loan portfolio amounted to $6,148 million, with an average remaining maturity term of 289 days, as 73% of the portfolio was scheduled to mature within one year. Trade financing operations represented 58% of the loan portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The Bank’s liquidity amounted to $831 million as of December 31, 2013, compared to $690 million as of December 31, 2012, as the Bank maintained its proactive approach to liquidity management.

The 2013 increase in assets resulted in a $637 million increase in liabilities, mainly in short-term borrowings and debt (which increased by $1,256 million, or 87%), and repos (which increased by $128 million, or 81%), partially offset by the decrease in long-term borrowings and debt (which decreased by $752 million, or 39%), as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management.

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

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders. A description of these indicators is as follows:

Rating	Classification	Description

1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

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

A modified loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulties and if the restructuring constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others.

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

The following table sets forth information regarding the Bank’s impaired assets and contingencies at the dates indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	(in $ million, except percentages)
Impaired loans	$4	$3	$0	$32	$29
Allocation from the allowance for loan losses	2	1	0	15	12
Impaired loans as a percentage of total loans, net of unearned income and deferred commission	0.1%	0.1%	0.0%	0.6%	0.7%
Impaired contingencies	$0	$0	$0	$0	$0
Allocation from the reserve for losses on off balance-sheet credit risks	0	0	0	0	0
Impaired contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired securities (par value)	$0	$0	$0	$0	$0
Estimated fair value adjustments on options and impaired securities (1)	0	0	0	0	0
Estimated fair value of impaired securities	$0	$0	$0	$0	$0
Impaired securities as a percentage of total securities (2)	0.0%	0.0%	0.0%	0.0%	0.0%
Impaired assets and contingencies as a percentage of total credit portfolio (3)	0.1%	0.0%	0.0%	0.6%	0.6%

(1)	Includes impairment losses on securities, estimated unrealized gain (loss) on impaired securities, premiums and discounts.
(2)	Total securities consist of investment securities considered part of the Bank’s credit portfolio.
(3)	The total credit portfolio includes loans net of unearned income and deferred loan fees, selected commercial deposits placed, fair value of investment securities (including securities available-for-sale and securities held-to-maturity), customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

The Bank did not have impaired loans in its loan portfolio without related allowances as of December 31, 2014, 2013 or 2012.

As of December 31, 2014, the Bank had troubled debt restructuring loans of $1 million reported as impaired loans in non-accrual status. The Bank had no troubled debt restructurings for the years ended December 31, 2013 and 2012.

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for loan losses by country as of December 31 of each year:

	As of December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in $ million, except percentages)
Brazil	$0	0.0	$0	0.0	$0	0.0	$1	100.0	$2	40.5
Mexico	0	0.0	0	0.0	7	100.0	0	0.0	3	59.5
Total	$0	0.0	$0	0.0	$7	100.0	$1	100.0	$5	100.0

During the year ended December 31, 2014 and 2013, the Bank had no loans charged-off against the allowance for loan losses, compared to charge-offs totaling $7 million in 2012, representing 0.13% of total loan portfolio as of December 31, 2012.

In the five-year period ended December 31, 2014, the Bank had disbursed $57 billion in credits and had charged-off credits for $13 million, which represents 0.02% of total credits disbursed.

The following table summarizes information regarding loans in non-accrual status, and interest amounts on non-accrual loans:

	For the year ended December 31,
	2014	2013	2012
	(in $ thousands)
Loans in non-accrual status:
Private corporations	$3,125	$3,125	$0
Private middle-market companies	909	0	0
Total loans in non-accrual status	$4,034	$3,125	$0
Interest which would have been recorded if the loans had not been in a non-accrual status	191	67	0
Interest income collected on non-accruing loans	6	0	2,288

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

The reserve balances, for both on and off-balance sheet credit exposures, are calculated by applying the following formula:

Reserves = S(E x PD x LGD); where:

a)	Exposure (E) = the total accounting balance (on- and off-balance sheet) at the end of the period under review.
b)	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on the Bank’s historical portfolio performance per rating category, complemented by an international rating agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
c)	Loss Given Default (LGD) = a factor utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

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

The following table sets forth information regarding the Bank’s allowance for credit losses with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2014	2013	2012	2011	2010
	(in $ million, except percentages)
Components of the allowance for credit losses
Allowance for loan losses:
Balance at beginning of the year	$72.8	$73.0	$88.5	$78.6	$73.8
Provision (reversal)	6.9	(1.6)	(8.3)	8.8	9.1
Recoveries	0.0	1.4	0.3	2.2	1.0
Loans charged-off	0.0	0.0	(7.5)	(1.1)	(5.3)
Balance at the end of the year	$79.7	$72.8	$73.0	88.5	78.6
Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$5.2	$4.8	$8.9	$13.3	$27.3
Provision (reversal)	1.6	0.4	(4.0)	(4.4)	(13.9)
Balance at end of the year	$6.8	$5.2	$4.8	$8.9	$13.3
Total allowance for credit losses	$86.5	$78.0	$77.8	$97.4	$92.0
Allowance for credit losses to total Commercial Portfolio	1.20%	1.18%	1.31%	1.83%	2.07%
Net charge offs to average loans outstanding.	0.00%	0.00%	0.15%	0.02%	0.16%

The allowance for credit losses to total Commercial Portfolio amounted to 1.20% as of December 31, 2014, compared to 1.18% as of December 31, 2013, and 1.31% as of December 31, 2012. The year-on-year increase of 2 basis points in 2014 was mainly associated with the risk profile of the Bank’s portfolio composition.

The decrease of 13 basis points in 2013 compared to 2012 is mainly associated with an improved risk profile of the Bank’s portfolio composition in terms of client and country exposures.

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

The following table sets forth information regarding the Bank’s allowance for credit losses allocated by country of exposure as of December 31 of each year:

	As of December 31,
	2014		2013		2012
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for loan losses
Argentina	$14.7	18.4	$5.8	8.0	$9.2	12.7
Brazil	9.0	11.3	17.5	24.0	12.0	16.4
Chile	0.6	0.8	7.6	10.4	1.2	1.6
Colombia	6.4	8.0	4.7	6.5	5.2	7.2
Costa Rica	11.5	14.5	8.5	11.7	5.3	7.2
Dominican Republic	5.2	6.5	3.1	4.2	4.6	6.3
Ecuador	3.7	4.6	2.4	3.3	8.3	11.4
El Salvador	4.0	5.0	2.9	3.9	1.8	2.4
Germany	3.1	3.9	0.0	0.0	0.0	0.0
Guatemala	1.5	1.9	4.6	6.3	7.3	10.0
Honduras	3.2	4.0	2.5	3.5	2.9	4.0
Jamaica	0.2	0.3	1.0	1.3	0.3	0.5
Mexico	7.9	9.9	4.5	6.2	3.9	5.3
Nicaragua	0.3	0.3	0.3	0.4	1.3	1.7
Panama	2.7	3.4	0.7	1.0	1.4	1.9
Paraguay	2.3	2.9	2.4	3.3	0.7	1.0
Peru	2.4	3.0	3.4	4.6	4.3	5.9
Uruguay	0.5	0.6	0.6	0.8	2.9	4.0
Other (1)	0.5	0.7	0.3	0.5	0.4	0.5
Total Allowance for loan losses	$79.7	100.0	$72.8	100.0	$73.0	100.0

Reserve for losses on off-balance sheet credit risk
Colombia	$1.0	14.0	$0.3	6.2	$0.0	1.0
Dominican Republic	1.7	25.0	0.0	0.1	0.1	1.3
Ecuador	2.6	38.3	2.1	39.7	2.8	57.2
Guatemala	0.1	1.9	1.0	19.1	0.0	0.2
Mexico	0.8	11.7	0.3	5.2	0.2	3.4
Panama	0.1	1.0	0.5	9.8	0.4	8.6
Venezuela	0.1	1.7	0.2	4.0	0.8	16.5
Other (1)	0.4	6.4	0.8	15.9	0.5	11.8
Total Reserve for losses on off-balance sheet credit risk	$6.8	100.0	$5.2	100.0	$4.8	100.0

Allowance for credit losses
Argentina	$14.7	17.0	$5.8	7.5	$9.2	11.9
Brazil	9.1	10.6	17.9	22.9	12.3	15.9
Chile	0.7	0.8	7.6	9.7	1.2	1.6
Colombia	7.4	8.5	5.1	6.5	5.3	6.8
Costa Rica	11.5	13.4	8.6	11.0	5.3	6.8
Dominican Republic	6.9	8.0	3.1	3.9	4.6	6.0
Ecuador	6.3	7.3	4.5	5.7	11.1	14.3
El Salvador	4.0	4.6	2.9	3.7	1.8	2.3

	As of December 31,
	2014		2013		2012
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Germany	3.1	3.6	0.0	0.0	0.0	0.0
Guatemala	1.6	1.9	5.6	7.2	7.3	9.4
Honduras	3.2	3.7	2.6	3.3	2.9	3.8
Jamaica	0.2	0.2	1.0	1.2	0.3	0.4
Mexico	8.7	10.0	4.8	6.2	4.1	5.2
Nicaragua	0.3	0.3	0.3	0.4	1.3	1.6
Panama	2.8	3.2	1.2	1.6	1.8	2.3
Paraguay	2.3	2.6	2.4	3.1	0.7	0.9
Peru	2.4	2.8	3.6	4.6	4.4	5.6
Uruguay	0.6	0.7	0.8	1.0	2.9	3.7
Venezuela	0.1	0.1	0.2	0.3	0.8	1.0
Other (1)	0.6	0.7	0.3	0.4	0.4	0.5
Total Allowance for credit losses	$86.5	100.0	$78.0	100.0	$77.8	100.0

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for loan losses by type of borrower as of December 31 of each year:

	As of December 31,
	2014		2013		2012
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$24	29.8	$25	34.4	$20	26.9
State-owned commercial banks	7	8.2	5	7.2	9	12.6
Central banks	1	1.5	1	0.8	0	0.0
Sovereign debt	0	0.0	0	0.0	1	1.0
State-owned organization	10	12.9	5	6.2	2	3.3
Private middle - market companies	5	6.8	10	14.3	11	14.9
Private corporations	33	40.8	27	37.2	30	41.2
Total	$80	100.0	$73	100.0	$73	100.0

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

Variable interest entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest.

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

See Item 18, “Financial Statements,” note 2(c).

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

Additionally, as of December 31, 2014, 4.22% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 0.87% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”) which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”), interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

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

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results. See Item 18, “Financial Statements,” notes 21 and 24.

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

Impairment of Securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case-by-case. Factors considered in determining whether unrealized losses are temporary include: (1) the length of time and extent to which the fair value has been less than cost, (2) the severity of the impairment, (3) the cause of the impairment and the financial condition of the issuer, (4) activity in the market of the issuer which may indicate adverse credit conditions, (5) the intent and ability of the Bank to retain the security for a sufficient period of time to allow for an anticipated recovery in the fair value (with respect to equity securities) and (6) the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

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

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the investment security.

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

See Item 18, “Financial Statements,” note 2(i).

Recently Issued Accounting Standards

As of December 31, 2014, new accounting standards, modifications, interpretations, and updates to standards, (“ASU”), applicable to the Bank, have been issued but are not in effect. These standards establish the following:

ASU 2014-08 – Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)

The amendments in this update change the requirements for reporting discontinued operations in Sub-Topic 205-20. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results when any of the following occurs:

1.	The component of the entity or group of components of the entity meets the criteria to be classified as held for sale.
2.	The component of the entity or group of components of the entity is disposed of by sale.
3.	The component of the entity or group of components of the entity is disposed of other than by sale (spin-off).

The amendments are effective for all disposals (or classifications as held for sale) of components of the entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 31, 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in its consolidated financial statements previously issued. The Bank does not anticipate any material impact on its consolidated financial statements upon adoption of this update.

ASU 2014-11 – Transfers and Servicing (Topic 860)

The amendments in this update require two accounting changes. First, the change in the accounting for repurchase-to-maturity transactions to secured borrowings accounting. Second, for repurchase financing agreements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for a repurchase agreement.

The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Entities are required to present changes in accounting for transactions outstanding on the effective date of this update as a cumulative-effect adjustment to retained earnings at the beginning of the period of adoption. Early application for public business entities is prohibited. The Bank is currently evaluating the potential impact of this update in its consolidated financial statements.

B.	Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2014, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $84 million, representing 3% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2014 were $741 million (representing 30% of total deposits) of which $20 million corresponds to time deposits.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. These banks must have a correspondent relationship with the Bank. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2014	2013	2012
	(in $ million)
Europe	$0	$0	$0
United States of America	719	769	668
Other O.E.C.D.	1	62	21
Multilateral	20	0	0
Other	1	0	1
Total	$741	$831	$690

As of December 31, 2014, liquidity amounted to $741 million. $616 million, or 83%, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2014, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,638 million, (which comprised $79 million of investment securities and the remaining $3,559 million of loans) and had an average original term to maturity of 208 days and an average remaining term to maturity of 94 days.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $3,442 million as of December 31, 2014. Of that amount, $282 million corresponded to the Bank’s securities available-for-sale portfolio and $33 million corresponded to securities held to maturity. The remaining $3,127 million in medium-term assets corresponded to the Bank’s loan portfolio. As of December 31, 2014, the medium-term assets had an average original term to maturity of three years and ten months, and an average remaining term to maturity of one year and ten months (660 days).

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2014, were as follows:

As of December 31, 2014
	Fitch	Moody’s	Standard & Poor’s
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

Credit Rating from Fitch Ratings Ltd.

On July 29, 2014, Fitch Ratings Ltd. (“Fitch”), confirmed the Bank’s Issuer Default Rating (“IDR”), at “BBB+”, which had been upgraded on July 31, 2012, with a stable outlook.

Credit Rating from Moody’s Investor Service, Inc.

The credit ratings from Moody’s Investor Service, Inc. (“Moody’s”), have been unchanged since December 19, 2007, and on November 12, 2014, Moody’s confirmed the Bank’s credit ratings with a stable outlook.

Credit Rating from Standard & Poor’s

The credit ratings from Standard & Poor’s (“S&P”), have been unchanged since May 13, 2008, and on July 2, 2014, S&P confirmed the Bank’s credit ratings with a stable outlook.

Critical factors supporting the Bank’s investment-grade credit ratings include a substantial and continuous expansion in its core earnings, its historically solid asset quality, and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements of securities. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. The following table shows the Bank’s funding distribution as of December 31 of each year:

	As of December 31,
	2014	2013	2012
	(in percentages)
Interbank deposits	35.2%	36.0%	39.1%
Securities sold under repurchase agreements	4.2	4.4	2.7
Borrowings and debts	57.6	58.8	56.6
Other liabilities	2.9	0.9	1.6
Total liabilities	100.0%	100.0%	100.0%

Short- and long-term borrowings and debt are important funding sources for the Bank’s loan portfolio because they allow the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See “Cash—Asset—Liability Management.”

The Bank’s short- and medium-term borrowings mainly come from international correspondent banks from the United States, Europe and Asia. Among those European banks with credit lines in favor of Bladex, the largest country concentrations are from banks located in the United Kingdom and Germany.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2014, 75% of the deposits held by the Bank were deposits made by central and state owned banks, and 16% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central and state owned banks as of December 31, 2014, 2013, and 2012, was 54 days, 45 days, and 58 days, respectively. As of December 31, 2014, deposits from the Bank’s five largest depositors, all of which were central banks in the Region, represented 51% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 11.

The following table analyzes the Bank’s deposits by country as of December 31 of each year:

	As of December 31,
	2014	2013	2012
		(in $ million)
Argentina	$68	$60	$68
Bahamas	2	2	2
Barbados	15	30	33
Bolivia	1	1	2
Brazil	254	371	386
Cayman Island	20	19	21
Colombia	19	23	49
Costa Rica	20	18	0
Dominican Republic	6	0	0
Ecuador	567	598	471
El Salvador	30	25	25
France	0	1	2
Germany	53	50	0
Guatemala	70	70	20
Haiti	44	44	181
Honduras	161	138	86
Jamaica	1	1	1
Mexico	100	50	50
Multilateral	57	32	0
Nicaragua	76	72	59
Panama	406	372	235
Paraguay	269	274	275
Peru	17	0	30
Trinidad and Tobago	19	19	29
United Kingdom	0	0	74
United States of America	38	1	28
Venezuela	193	91	191
Total	$2,507	$2,361	$2,317

Securities Sold Under Repurchase Agreements and Short-Term Borrowings and Debt

The Bank enters into repos with international banks, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are accounted as secured financings in the financial statements. As of December 31, 2014, repos amounted to $300 million, an increase of $14 million from $286 million as of December 31, 2013, and an increase of $142 million from $158 million as of December 31, 2012. See Item 18, “Financial Statements,” note 13.

The Bank’s short-term borrowings and debt consist of borrowings from banks that have maturities of up to 365 days, and debt instruments from notes issued under the Bank’s Euro Medium-Term Note Program. Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately twelve European banks, seven North American banks, four Latin American banks, three Asian banks, and one multilateral bank provide these short-term borrowings to the Bank.

During 2014, the Bank issued short-term private placements through its Euro Medium-Term Note Program. As of December 31 2014, short-term issuances under the program amounted to $88 million, placed primarily in Asia, Europe, Japan, Middle East and Latin America.

As of December 31, 2014, short-term borrowings and debt amounted to $2,693 million, a decrease of $12 million compared to $2,705 million as of December 31, 2013. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2014 was 130 days. See Item 18, “Financial Statements,” notes 13 and 14.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2014	2013	2012
	(in $ million, except percentages)
Short-term borrowings, debt and securities sold under repurchase agreements
Advances from banks and financial institutions	$2,693	$2,705	$1,449
Securities sold under repurchase agreements	300	286	158
Total short-term borrowings, debt and securities sold under repurchase agreements	$2,993	$2,991	$1,607

Maximum amount outstanding at any month-end	$2,993	$2,991	$1,607
Amount outstanding at year-end	$2,993	$2,991	$1,607
Average amount outstanding	$2,471	$2,275	$1,126
Weighted average interest rate on average amount outstanding	0.95%	1.17%	1.81%
Weighted average interest rate on amount outstanding at year end	0.79%	0.89%	1.27%

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of notes issued under the Bank’s Euro Medium-Term Note Program, and local currency bond issuances in Latin America.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term loan portfolio. As of December 31, 2014, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years and four months (862 days).

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” Consolidated Balance Sheets as of December 31, 2014 and 2013, and notes 15 and 21, and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

	As of and for the Year Ended December 31,
	2014	2013	2012
	(in $ million, except percentages)
Borrowings and long-term debt
Amount outstanding at year-end	$1,405	$1,154	$1,906
Maximum amount outstanding at any month-end	$1,587	$1,893	$2,153
Average amount outstanding	$1,389	$1,318	$1,894
Weighted average interest rate on average amount outstanding	2.86%	3.08%	2.79%
Weighted average interest rate on amount outstanding at year end	2.71%	3.06%	2.92%

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

On May 7, 2014, the Bank successfully closed a $250 million three-and-a-half year global syndicated loan. This transaction further enhanced the Bank’s successful track record of global syndications in support of the Bank’s medium-term lending activities.

On October 1, 2013, the Bank successfully closed a $103 million three-year syndicated loan structured placed in the Asian financial markets. The transaction further enhanced the Bank’s presence in Asian markets.

The Bank is a party to certain financing agreements which contain financial covenants and minimum required ratios related to capital adequacy, loan loss reserves to non-performing loans, non-performing loans to total loans, allowance for credit losses to Commercial Portfolio, and short-term assets to short-term liabilities, with which the Bank must comply. The Bank is, and has remained, in compliance with such financial covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program, (“Mexico Program”), in the Mexican local market, registered with “Mexican National Registry of Securities” (Registro Nacional de Valores) maintained by the “National Banking and Securities Commission” (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros, and with maturities from one day to 30 years. As of December 31, 2014, the total amount outstanding under this program was Pesos 4.0 billion (four billion Mexican Pesos) or approximately $272 million U.S. dollar equivalent, consisting of two issuances of “certificados bursátiles” in the Mexican capital markets as follows: (i) Bladex12 in the principal amount of Pesos 2.0 billion (two billion Mexican pesos) or approximately $136 million U.S. dollar equivalent, issued in March 2012 and due in March 2015, and (ii) Bladex14 in the principal amount of Pesos 2.0 billion (two billion Mexican pesos) or approximately $136 million U.S. dollar equivalent, issued in July 2014, and due in January 2018.

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors. As of December 31, 2014, total outstanding amount under this program was $577 million, which included a Rule 144A/Regulation S offering with an aggregate principal amount of $400 million due in 2017. During 2014, the Bank issued short-term private placements through its Euro Medium-Term Note Program. As of December 31 2014, short-term issuances under the program amounted to $88 million, placed primarily in Asia, Europe, Japan, Middle East and Latin America.

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s borrowed funds and floating and fixed-rate placements (including repos) as of December 31, 2014:

	Amount	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	$255	0.82%
Due in 31 to 90 days	858	0.77%
Due in 91 to 180 days	212	0.82%
Due in 181 to 365 days	232	1.07%
Total	$1,557	0.83%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$95	0.71%
Due in 31 to 90 days	363	0.73%
Due in 91 to 180 days	431	0.80%
Due in 181 to 365 days	459	0.83%
Total	$1,348	0.78%

Short-term fixed-rate placements
Due in 0 to 30 days	$8	1.04%
Due in 31 to 90 days	9	0.90%
Due in 181 to 365 days	61	0.62%
Total	$78	0.70%

Short-term floating-rate placements
Due in 181 to 365 days	$10	0.99%
Total	$10	0.99%

Medium and long-term borrowings at fixed interest rate
Due in 91 to 180 days	$25	1.50%
Due in 1 through 6 years	40	1.52%
Total	$65	1.51%

Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$15	0.93%
Due in 181 to 365 days	60	1.18%
Due in 1 through 6 years	504	1.58%
Total	$579	1.52%

Medium and long-term fixed-rate placements
Due in 181 to 365 days	$401	3.75%
Due in 1 through 6 years	64	3.75%
Total	$465	3.75%

Medium and long-term floating-rate placements
Due in 31 to 90 days	$136	3.96%
Due in 1 through 6 years	161	3.37%
Total	$297	3.64%
Grand Total	$4,399	1.41%

Cash flows

Management believes that cash flows from operations, the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as deposits and short and long-term borrowings and debt) are sufficient to fund its investing activities (which are mainly comprised of the Bank’s core lending activities), as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2014, 2013, and 2012.

Cash flows from operating activities

The Bank’s operating activities mainly include cash generated by net income, adjustments converting the items reported on the income statement from the accrual basis of accounting to cash, net changes in non-interest-earning assets or operating assets, and net changes in non-interest-bearing liabilities or operating liabilities.

For the year ended December 31, 2014, net cash provided by operating activities was $170.5 million. Net cash was mainly provided by net income of $106.5 million during the year 2014, along with the net increase of $116.5 million in other liabilities, mainly in acceptances outstanding, and the net variance of $33.3 million in derivatives financial instruments, partially offset by the net increase of $118.1 million in other assets, mainly in customers’ liabilities under acceptances.

For the year ended December 31, 2013, net cash provided by operating activities was $54.6 million. Net cash was mainly provided by net income of $80.6 million during the period, partially offset by a net decrease of $32.2 million in trading liabilities.

For the year ended December 31, 2012, net cash provided by operating activities was $97.1 million, resulting primarily from net income of $93.3 million, a net decrease in the portfolio of the Fund by $14.5 million (mainly due to redemptions of a portion of the Bank’s interest therein), and the net variance in derivatives financial instruments of $47.7 million. This was partially offset by a net increase of $26.7 million in trading liabilities, which were mainly composed of freestanding derivative financial instruments and a net decrease of $14.3 million in trading assets.

Cash flows from investing activities

The Bank’s investing activities predominantly include loans originated by the Bank, as well as the portfolio of securities available-for-sale and securities held-to-maturity. Investing activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities and demand, market conditions, and business strategies.

For the year ended December 31, 2014, net cash of $605 million was used in investing activities, mainly from a net increase in loans of $1,052 million, and the purchase of $344 million of investment securities, partially offset by inflows from the sale of loans and securities available-for-sale of $516 million and $223 million, respectively.

For the year ended December 31, 2013, net cash of $602 million was used in investing activities, primarily as a result of a net increase in loans of $521 million from increased commercial activity, and an increase of $333 million in available-for-sale and held-to-maturity investment securities, which were partially offset by inflows from the net sale of loans and investment securities of $89 million and $106 million, respectively, and proceeds of $20 million from securities held-to-maturity which matured during the year.

For the year ended December 31, 2012, net cash of $504 million was used in investing activities, mostly in the form of a net increase in loans of $909 million as a result of increased commercial activity, which was partially offset by inflows from the net sale of $146 million of loans and the sale of investment securities of $255 million.

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising deposits from central banks as well as state-owned and private banks and corporations in the Region, short-term borrowings and debt from international correspondent banks, secured financing from repos, and proceeds from, and repayments of, long-term borrowings and debt through bilateral or syndicated borrowing facilities, as well as issuances in the capital markets.

For the year ended December 31, 2014, net cash provided by financing activities was $345 million, which was primarily the result of a net cash increase of $641 million on proceeds from long-term borrowings and debt, and a net increase of $145 million from depositors, which was partially offset by net repayments of $389 million in long-term borrowings and debt and $54 million paid as cash dividends.

For the year ended December 31, 2013, net cash provided by financing activities was $685 million, as the net cash increase of $1,384 million provided by short-term borrowings and debt and repos more than offset the net repayments of $752 million in long-term borrowings and debt.

In 2012, net cash provided by financing activities was $310 million. This was mainly due to a net increase in borrowings and long-term debt of $418 million, offset by a decrease in short-term borrowings and repos of $93 million.

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturity and repricing mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk. The foreign exchange risk is mitigated by the use of derivatives, which, though economically perfectly hedged, might give rise to some accounting volatility.

Interest Rate Sensitivity

The Bank actively uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows, which generally involve swapping fixed for floating-rate.

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s assets, liabilities and stockholders’ equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2014. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	780	780	0	0	0	0	0
Securities available-for-sale	339	46	37	68	3	185	0
Securities held to maturity	54	22	3	9	8	12	0
Investment funds	58	0	0	0	0	0	58
Loans, net	6,686	1,860	2,608	1,834	315	69	0
Total interest-earning assets	7,917	2,708	2,648	1,912	325	266	58
Non-interest earning assets, allowance for loan losses and other asset	108	0	0	0	0	0	108
Total assets	8,025	2,708	2,648	1,912	325	266	166

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ million, except percentages)
Interest-bearing liabilities
Deposits	2,507	1,603	455	277	147	25	0
Securities sold under repurchase agreements	300	46	249	5	0	0	0
Borrowings and debt	4,098	1,288	1,242	938	516	114	0
Total interest-bearing liabilities	6,905	2,937	1,946	1,220	663	139	0
Non-interest-bearing liabilities	209	0	0	0	0	0	209
Total liabilities	7,114	2,937	1,946	1,220	663	139	209
Stockholders’ equity	911	0	0	0	0	0	911
Total liabilities and stockholders’ equity	8,025	2,937	1,946	1,220	663	139	1,120
Interest rate sensitivity gap	0	(228)	702	692	(338)	127	(955)
Cumulative interest rate sensitivity gap		(228)	474	1,166	827	955	0
Cumulative gap as a % of total interest-earning assets		-3%	6%	15%	10%	12%	0%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities tend to reprice more quickly than the Bank’s interest-earning assets. This is offset by the short-term nature of the Bank’s interest-earning assets, namely liquid assets and loan portfolio, and the fact that most of the assets and liabilities pricing is based on short-term market rates (LIBOR-based) with contractual re-pricing schedules for longer term transactions. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases in the very short term (up to 30 days as of December 31, 2014), which reverts in the following 31-to-90-days period, when the cumulative interest rate gap becomes asset-sensitive, with a potential positive impact on net interest income from that period on. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

See Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2014	2013	2012
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Additional paid-in capital in excess of assigned value of common stock	117,339	118,646	121,419
Capital reserves	95,210	95,210	95,210
Retained earnings	510,046	458,699	422,048
Accumulated other comprehensive loss	(13,885)	(12,575)	(730)
Treasury stock	(77,627)	(82,008)	(91,452)
Total stockholders’ equity	$911,063	$857,952	$826,475

As of December 31, 2014, stockholders’ equity amounted to $911 million, compared to $858 million as of December 31, 2013 and compared to $826 million as of December 31, 2012.

During 2014, stockholders’ equity increased $53 million compared to 2013. This increase was primarily due to a $51 million increase in retained earnings as a result of net income attributable to the Bank’s stockholders of $107 million for the year ended December 31, 2014, which was partially offset by $56 million declared as cash dividends.

During 2013, stockholders’ equity increased $32 million compared to 2012, mainly as a result of: (i) a $37 million increase in retained earnings due to the $85 million net income attributable to the Bank’s stockholders, which was partially offset by $48 million declared as cash dividends and (ii) a $9 million decrease in treasury stock. These increases were partially offset by a $12 million decrease in accumulated other comprehensive losses from a decrease in the fair market value of securities and/or hedging instruments associated with such securities.

Capital reserves are established as an appropriation of retained earnings and, as such, are a form of retained earnings.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves, for purposes such as the payment of dividends, require the approval of the Board and Panamanian banking authorities.

As of December 31, 2014, the capital ratio of total stockholders’ equity to total assets was 11.4%, and the Bank’s Tier 1 and total capital ratios calculated according to Basel I capital adequacy guidelines were 15.3% and 16.5%, respectively.  As of December 31, 2014, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 15.14%.

The Bank has adopted Basel III capital adequacy guidelines and determined the Bank’s Tier 1 Basel III capital ratio to be 15.6% as of December 31, 2014.

See Item 4, “Information on the Company—Business Overview—Regulations,” and Item 18, “Financial Statements,” notes 26 and 28.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	Changes in global economic conditions, including the prices of oil and other commodities, the U.S. dollar exchange rate, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The Region may be impacted by growth in high-income economies that is lower than anticipated, which could affect the Region’s growth prospects in export industries;
•	The outlook assumes a decline in the prices of raw materials. The moderation of growth in the Chinese economy continues to impact other emerging economies, in particular given the significance of Chinese demand in global commodities markets. The sustainability of elevated growth in China continues to be of a concern because of the negative impact decreased levels of growth could have on long-term trends in the markets for commodities and raw materials, as well as the negative impact that a general slowdown in the Chinese economy could have on the global economy.

•	A continued gradual decrease in monetary stimuli could result in an increase in global interest rates. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have an adverse effect on the growth prospects in the Region, and the Bank’s asset quality and operations.
•	Risk perception in the markets in which the Bank operates, increased competition, and U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s loan portfolio and, in turn, impact the Bank’s net interest spreads.
•	A continued downturn in global capital markets, or a continued downturn in investor confidence, which could affect the Bank’s access to funding or increase its cost of funding.

Year 2014

Global economic growth was relatively unstable in 2014, given the disparate level of growth between the different economies throughout the world and the shifting of capital flows from emerging markets to more mature markets. Oil prices began to fall sharply in July 2014, accelerating downward toward the end of the year, which added further volatility to the global economy, and the economies of the Region in particular. This also resulted in decreased prices and demand for other significant export commodities from the Region. Together with greater exchange rate volatility, this adversely impacted Latin American foreign trade flows, which exhibited only minor growth in 2014.

In 2014, the Bank’s net income amounted to $106.9 million, an increase of $22 million, or 26% compared to $84.8 million in 2013. This increase was driven by the positive performance of the Bank’s core business activities, with growth in the Commercial Portfolio, net margins and revenue, and improved efficiency on lower expenses, while maintaining strong asset quality. These factors were complemented by a positive trend in non-core results from the Bank’s participation in investment funds.

The Bank’s Commercial Portfolio increased to $7.2 billion as of December 31, 2014, an 8% increase from $6.6 billion as of December 31, 2013, which reflected increased demand for the Bank’s lending products. As of December 31, 2014, the Bank’s non-accrual portfolio amounted to $4.0 million or 0.06% of total loan portfolio balances, compared to $3.1 million or 0.05% of total loan portfolio balances as of December 31, 2013. The allowance for credit losses to Commercial Portfolio coverage ratio was 1.20% as of December 31, 2014, compared to 1.18% as of December 31, 2013.

Deposit balances stood at $2.5 billion as of December 31, 2014, representing 35% of total liabilities, compared to $2.4 billion, or 36% of total liabilities as of December 31, 2013. Short-term borrowings and debt, including repos, totaled $3.0 billion as of December 31, 2014, nearly unchanged compared to December 31, 2013, while long-term borrowings and debt totaled $1.4 billion as of December 31, 2014, up 22% year-on-year. Weighted average funding costs for the year ended December 31, 2014 was 1.07%, a decrease of 26 basis points, compared to 1.33% for the year ended December 31, 2013.

Year 2013

The Bank’s net income totaled $84.8 million in 2013, compared to $93.0 million in 2012.

As of December 31, 2013, the Bank’s Commercial Portfolio amounted to $6,630 million, an increase of $677 million, or 11% compared to $5,953 million as of December 31, 2012. This reflected an increased demand for the Bank’s lending products, as the Bank’s core competencies allowed it to compete effectively within a challenging financial sector and debt capital markets conditions, along with moderate economic growth in the Region. The non-accrual portfolio amounted to $3.1 million as of December 31, 2013, compared to zero as of December 31, 2012. The reserve to Commercial Portfolio coverage ratio was 1.18% as of December 31, 2013 compared to 1.31% as of December 31, 2012, a reflection of the improved risk profile of the Bank’s portfolio composition. The deposits balance amounted to $2,361 million, an annual increase of 2%, and represented 36% of total financial liabilities as of December 31, 2013. Short-term borrowings and debt, including repos, totaled $2,991 million as of December 31, 2013, while long-term borrowings and debt totaled $1,154 million as of December 31, 2013, a 39% decrease over the year, as the Bank opted to pre-pay certain medium-term obligations with remaining tenors of less than a year, as part of its proactive funding and interest rate position management. Consequently, weighted average funding costs for the year ended December 31, 2013 were 1.33%, a decrease of 30 basis points compared to 1.63% for the year ended December 31, 2012.

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E.	Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. As of December 31, 2014, the Bank’s off-balance sheet arrangements included confirmed letters of credit, stand-by letters of credit, guarantees (covering commercial risk), and credit commitments (including unused commitments and other commitments). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset. Such off-balance sheet arrangements are exposed to credit and market risk. Therefore, a reserve for losses on off-balance sheet credit risk is recognized on the balance sheet, with the resulting provision recorded in the income statement. As of December 31, 2014, total reserves for losses on off-balance sheet arrangements amounted to $7 million, compared to $5 million as of December 31, 2013 and 2012. See Item 18, “Financial Statements,” notes 8 and 19.

As of December 31, 2014, the total off-balance sheet portfolio amounted $386 million, compared to $480 million as of December 31, 2013, and $235 million as of December 31, 2012.

Fees and commission income from off-balance sheet arrangements amounted to $10 million for the years ended December 31, 2014, and 2013, respectively, compared to $8 million for the year ended December 31, 2012.

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

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2014.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$2,507	$2,482	$25	$0	$0
Securities sold under repurchase agreement	300	300	0	0	0
Short-term borrowings and debt	2,693	2,693	0	0	0
Long-term borrowings and debt (1)	1,405	236	1,075	30	64
Accrued interest payable	15	15	0	0	0
Future contractual interest payable, not yet accrued (2)	108	13	64	6	26
Leasehold obligations (3)	23	2	5	3	12
Total contractual obligations	$7,051	$5,741	$1,169	$39	$102

(1)	Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2014 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Obligations under the agreement for the leasing of the Bank’s new offices commenced in June of 2012. Minimum payments have not been reduced by minimum sublease rentals of $2.1 million due in the future under non-cancelable subleases.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (4)	$252	$252	$0	$0	$0
Stand-by letters of credit	53	31	21	0	0
Guarantees	37	31	6	0	0
Other commercial commitments	159	93	53	12	1
Total Commercial Commitments	$501	$407	$81	$12	$1

(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $114 million as of December 31, 2014.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regards to these covenants.

See Item 18, “Financial Statements,” notes 19 and 20.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Esteban Alejandro Acerbo
Second Vice President
Banco de la Nación Argentina, Argentina	Argentina	Director	2017	2010	53
Roland Holst
Director
Banco Central de Paraguay, Paraguay	Paraguay	Director	2017	2014	45
João Carlos de Nóbrega Pecego
Chief Executive Officer
Banco Patagonia, Argentina	Brazil	Director	2016	2010	51

CLASS E
Mario Covo
Managing Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2017	1999	57
Herminio A. Blanco
Chief Executive Officer
Soluciones Estratégicas Consultoría, Mexico	Mexico	Director	2016	2004	64
Maria da Graça França
Brazil	Brazil	Director	2016	2004	66
William D. Hayes
President
Whaleco, Inc., U.S.A.	U.S.A.	Director	2016	2004	71

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
Miguel Heras
Executive Director
Inversiones Bahia Ltd., Panama	Panama	Director	2018	2015	46

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque
Director		Chairman of the
Banco de Chile, Chile	Chile	Board	2018	1990	66
Rubens V. Amaral Jr.
Chief Executive Officer
Bladex, Panama	Brazil	Director	2018	2012	55

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

Esteban Alejandro Acerbo has served as a Director of the Board since 2010. Mr. Acerbo has served as Second Vice President of Banco de la Nación Argentina since 2012, President of Nación Factoring S.A. and Vice President of the General Auditing, Legal and Operations Committee of Banco de la Nación Argentina since 2014, Director of Banco de la Nación Argentina from 2006 to 2012 and President of Nación Leasing from 2006 to 2014. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas, President of Nación Reaseguros S.A., Compañía de Reaseguros from 2011 to 2012. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina from 2008 to 2014 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production, Daireaux, Argentina from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1991 to 2001. Mr. Acerbo holds a degree of Public Accountant from Universidad Nacional del Sur, Argentina, and a degree of Chartered Accountant with honors from Colegio Nacional y Sección Comercial Anexa de Daireaux, Argentina. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualifies him to serve on the Board.

Roland Holst has served as Director of the Board since 2014. Dr. Holst has served as Director of the Board of Banco Central del Paraguay since 2012. He was Head of Fixed Income Research at State Street Global Markets in Boston, MA from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, CA from 2006 to 2007. He was Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as Investment Manager from 1997 to 2001 and General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

João Carlos de Nóbrega Pecego has served as Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014, Director of Visa Argentina since 2012, Vice President of Banco Patagonia, Argentina from 2011 to 2014, President of GPAT Compañía Financiera from 2012 to 2014 and Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, Sao Paulo, a postgraduate degree in Business Management from Instituto San Luiz, Sao Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

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

Herminio A. Blanco has served as a Director of the Board since 2004.  Dr. Blanco is the founder and CEO of Soluciones Estratégicas Consultoría, in Mexico City. Since October 2014, he has been the Chairman of the Board of IBERDROLA Mexico. Dr. Blanco is a founder of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America.  Dr. Blanco has served on the boards of Banorte and CYDSA since 2006 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000, the Undersecretary for International Negotiations from 1993 to 1994 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was a member of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was also responsible for the negotiation of a free trade agreement with the European Union and the European Free Trade Area and various other free trade agreements with Latin American countries and with Israel. Dr. Blanco also contributed to the launching of negotiations for the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, a M.A. and a Ph.D. in Economics from University of Chicago. Dr. Blanco’s extensive experience and background in foreign trade along with his academic and consulting skills qualify him to serve on the Board.

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

Miguel Heras has served as a Director of the Board since April 16, 2015. Since 1999, Mr. Heras has served as Executive Director and a member board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications areas. He leads the private equity and venture capital efforts of the group. He also serves on various other boards throughout Latin America, including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA) and the Biodiversity Museum since 2008, Televisora Nacional and Bahia Motors since 2007, and Industrias Panama Boston since 1999. Mr. Heras has served as Director of Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. In addition, Mr. Heras was the negotiator for the acquisition of several banking institutions and in 2007 he led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. He was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He also served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance at the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member in different companies, qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990 and Chairman of the Board since 2002. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and SAAM since 2011, Sociedad Matriz SAAM S.A., since 2012 and Empresa Nacional de Energia Enex S.A. since 2013. In addition, he has served as President of Inversiones Vita S.A. and Director of Inversiones Vita Bis since 2000, all Luksic group companies. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic since 2005, and Director of Inmobiliaria e Inversiones Rio Claro S.A. since 2013. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque was previously the Chairman of the Board of Bladex from 1995 to 1997. Mr. Menéndez holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Exim Banks and Development Finance Institutions (G-Nexid) since 2013, Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs. Mr. Amaral’s extensive knowledge of Bladex in different capacities, his expertise in the financial services industry, as well as his managerial experience and strong leadership skills qualify him to serve on the Board.

See Item 10, “Additional Information – Memorandum and Articles of Association” for a description of the stockholders’ voting rights with respect to the election of directors.

Executive Officers

The following table and information below sets forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	55
Ulysses Marciano	Executive Vice President Chief Commercial Officer	Brazil	47
Daniel Otero	Executive Vice President Chief Risk Officer	Argentina	45
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	61
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	50
Gustavo Díaz	Executive Vice President Chief Audit Officer	Colombia	52

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. Please see the information provided under “Directors” discussed above.

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

Daniel Otero has served as Executive Vice President, Chief Risk Officer of the Bank since August 2012. Mr. Otero has over 23 years of international financial experience. Prior to joining the Bank, he was Chief Risk Officer of Centro Financiero BHD, Santo Domingo, Dominican Republic from 2006 to 2012. Prior to that, he has served in various capacities with PricewaterhouseCoopers Buenos Aires, PricewaterhouseCoopers Santiago de Chile, and PricewaterhouseCoopers London since 1990. Mr. Otero is founder director of the Global Association of Risk Professionals and the Professional Risk Managers International Association, both in Argentina. He is a Certified Public Accountant from Universidad de Buenos Aires, Argentina.

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

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since February 2014. He previously served as Senior Vice President and Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has an MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA), and AML/CA certification granted by Florida International Bankers Association (FIBA) and Florida International University (FIU).

B.	Compensation

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2014, the Nomination and Compensation Committee did not retain or obtain the advice of any compensation consultant.

Cash and Stock-Based Compensation

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2014, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,541,734. During the fiscal year ended December 31, 2014, the Bank accrued, and paid on February 19, 2015, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,364,931.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 11, 2014, the Bank granted to current executive officers 47,737 restricted stock units and 315,971 stock options. These stock options have an exercise price of $25.15 and an expiration date of February 11, 2021. The restricted stock units vest 25% per year, measured from the award date, on each anniversary of the award date. The options vest 25% per year, measured from the award date, on each anniversary of the award date. As of December 31, 2014, the compensation cost charged against the Bank’s 2014 income in connection with these restricted stock units and stock options was $354,184. The total remaining compensation cost of $1,246,773 will be charged over a period of 3.12 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2014, the Bank charged to salaries expense $133,493 with respect to the contribution plan. As of December 31, 2014, the total amount set aside or accrued by the Bank under this plan amounted to $222,102.

2014 Chief Executive Officer Compensation

The 2014 compensation of the Bank's Chief Executive Officer included an annual base salary of $350,000, a performance-based cash bonus of $350,000, a performance-based restricted stock units grant with a value of $630,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $14,105. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2014 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 16, 2014, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2013 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (81.09%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2014. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit and Compliance Committee receives an additional annual retainer of $8,500 and the Chairmen of the Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee (formerly the Assets and Liabilities Committee), each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit and Compliance Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2014 to the directors of the Bank as a group for their services as directors was $1,134,875.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2008 Plan.

The aggregate number of restricted shares awarded during the year ended December 31, 2014, to non-employee directors of the Bank as a group under the 2008 Plan was 28,500 class E shares. As of December 31, 2014, the total cost for these restricted shares amounted to $862,125 of which $139,711 was registered during 2014, and the remaining compensation cost of $722,414 for these restricted shares will be charged against income over a period of 2.54 years.

Beneficial Ownership

As of December 31, 2014, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 358,987 class E shares, representing approximately 1.2% (based on 29,956,100 class E shares outstanding as of December 31, 2014) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2014 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2014. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2014 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2014 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr.	94,525	91,687	186,212	*	218,750	23,523
Chief Executive Officer
Ulysses Marciano Jr.
Executive Vice President	0	9,809	9,809	*	0	24,233
Chief Commercial Officer
Miguel Moreno
Executive Vice President	0	13,975	13,975	*	6,396	14,210
Chief Operating Officer
Daniel Otero
Executive Vice President	0	3,026	3,026	*	0	7,549
Chief Risk Officer
Christopher Schech
Executive Vice President	265	14,192	14,457	*	18,229	13,221
Chief Financial Officer
Gustavo Díaz
Executive Vice President	2,300	4,181	6,481	*	0	6,556
Chief Audit Officer
Total	97,090	136,870	233,960		243,375	89,292

*	Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units or Deferred Equity Units vested and transferred to the executive as of such date.

(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2014.

(3)	Includes 236,979 and 6,396 stock options granted to executives officers on February 11, 2014 and February 14, 2012, respectively, under the 2008 Plan. Also, an aggregate amount of 27,808 and 3,319 stock options were granted to other non-executive employees under the 2008 Plan on February 14, 2012 and February 15, 2011, respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 11, 2014, exercise price of $25.15 and expiration date of February 11, 2021, Grant of February 14, 2012, exercise price of $18.93 and expiration date of February 14, 2019; Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2014, is not deemed to be beneficially owned by the individuals listed in the table.

(4)	Includes 35,805, 45,377 and 8,110 unvested restricted stock units granted to executive officers on February 11, 2014, February 5, 2013, and February 14, 2012, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 20,195, and 2,742 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 14, 2012, and February 15, 2011, respectively. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2014, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, as of December 31, 2014:

Name of Director	Number of Shares Owned as of Dec. 31, 2014 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2014 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Esteban Alejandro Acerbo (4)	0	0	0	*	0
João Carlos de Nóbrega Pecego (5)	0	0	0	*	0
Roland Holst	0	0	0	*	3,000
Mario Covo	21,765	0	21,765	*	8,362
Herminio Blanco	47,494	0	47,494	*	8,362
Maria da Graça França	14,040	0	14,040	*	8,362
William D. Hayes	8,127	0	8,127	*	8,362
Guillermo Güémez García(6)	3,762	0	3,762	*	7,260
Gonzalo Menéndez Duque	29,839	0	29,839	*	12,542
Total	125,027	0	125,027	*	56,250

*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 28,500 restricted shares were granted to directors on July 15, 2014; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	15,779 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(5)	15,779 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.
(6)	Mr. García ceased serving as a director on April 16, 2015.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines each director, within three years of joining the Board, is required to accumulate 4,500 shares (6,750 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Annual Report on Form 20-F are in compliance with the guidelines as they apply to them.

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

Non-Executive Officers of the Board, (“Dignatarios”)

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

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque
Director	Chile	Chairman of the Board	66
Banco de Chile, Chile
Maria da Graça França	Brazil	Treasurer	66

Ricardo Manuel Arango
Partner	Panama	Secretary	54
Arias, Fábrega & Fábrega

For information regarding the date of expiration of the current term of office of the members of the Board and the period during which the directors have served in that office, see Item 6 “Directors and Executive Officers.”

Committees of the Board

During the fiscal year ended December 31, 2014, the Board held seven meetings. Directors attended an average of 99% of the total number of Board meetings held during the fiscal year ended December 31, 2014.

The committees of the Board are composed of directors and executive officers of the Bank. The following table sets forth the five committees, of which four committees are currently outstanding, established by the Board, the number of director members of each committee, the total number of participants of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2014:

Committee	Number of director members	Total number of participants (*)	Total number of meetings held
Audit and Compliance Committee	5	7	6
Risk Policy and Assessment Committee	5	9	5
Assets and Liabilities Committee (**)	5	6	3
Finance and Business Committee (**)	4	6	2
Nomination and Compensation Committee	4	5	6

(*) In addition to director members, each committee is comprised of certain non-member participants, as described with respect to each committee below.

(**) On July 14, 2014 the Assets and Liabilities Committee was replaced by the Finance and Business Committee.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Esteban Alejandro Acerbo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco and Maria da Graça França. The current non-member participants of the Audit and Compliance Committee are Gustavo Díaz, Executive Vice President, Chief Audit Officer and Julio Javier Antelo, Vice President of Compliance.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE-Euronext, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2014, the committee met six times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2014.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Mario Covo, William D. Hayes and Miguel Heras. The current non-member participants of the Risk Policy and Assessment Committee are Rubens V. Amaral Jr., Chief Executive Officer, Ulysses Marciano Jr., Executive Vice President, Chief Commercial Officer, Daniel Otero, Executive Vice President, Chief Risk Officer, and Christopher Schech, Executive Vice President, Chief Financial Officer.

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

The Risk Policy and Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The Risk Policy and Assessment Committee meets at least four times per year. During the fiscal period ended December 31, 2014, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Assets and Liabilities Committee

The Assets and Liabilities Committee was a standing committee of the Board until its dissolution on July 14, 2014, by decision of the Board of Directors. The Assets and Liabilities Committee was replaced by the Finance and Business Committee.

The members of the Assets and Liabilities Committee were Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nóbrega Pecego and Roland Holst.

The Assets and Liabilities Committee was responsible for reviewing and recommending to the Board all policies related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the committee reviewed and recommended to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carried out its duties by reviewing periodic reports received from the Bank’s management, and by way of its interaction with the Executive Vice President-Chief Financial Officer and other members of the Bank’s management. During the fiscal year ended December 31, 2014, the Assets and Liabilities Committee held three meetings.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The Finance and Business Committee was created on July 14, 2014. The Finance and Business Committee replaced the Assets and Liabilities Committee of the Board.

The current members of the Finance and Business Committee are Mario Covo (Chairman), William D. Hayes, Roland Holst, João Carlos de Nóbrega Pecego and Miguel Heras. The current non-member participants of the Finance and Business Committee are Ulysses Marciano Jr., Executive Vice President, Chief Commercial Officer and Christopher Schech, Executive Vice President, Chief Financial Officer.

The Finance and Business Committee meets at least five times per year. During the fiscal year ended December 31, 2014, the committee held two meetings, since its creation on July 14, 2014.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management, including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general.

The Finance and Business Committee Charter may be found on the Bank’s website at http://www.bladex.com/investors/Committees-bod-charters.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE-Euronext, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The current members of the Nomination and Compensation Committee are João Carlos de Nóbrega Pecego (Chairman), Esteban Alejandro Acerbo, Maria da Graça França and Roland Holst. The current non-member participant of the Nomination and Compensation Committee is Miguel Moreno, Executive Vice President, Chief Operating Officer.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2014, the Nomination and Compensation Committee held six meetings.

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

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten members, six different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

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

Corporate Governance Practices

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

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. On December 9, 2014 the Board of Directors decided to dismiss the Advisory Council, until such time as the Board has evaluated its role. The duties of Advisory Council members consisted primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council received $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during the fiscal year ended December 31, 2014 amounted to $30,000 corresponding to the participation of six members. During the fiscal year ended December 31, 2014, the Advisory Council met once. The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank during 2014 until its dissolution December 9, 2014:

Name	Position	Country of Citizenship	Age
Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	56
Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil	80
Carlos Martabit	General Manager, Finance Division BancoEstado	Chile	61
Santiago Perdomo	President Banco Colpatria, Multibanca Colpatria	Colombia	57
Alberto Motta, Jr.	President Inversiones Bahía Ltd.	Panama	68
Enrique Cornejo	Director Soluciones Consultores Internacionales SAC	Peru	58
Jaime Rivera	Former Chief Executive Officer of Bladex Panama	Guatemala	61

D.	Employees

The	following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2014	2013	2012
Bladex Head Office in Panama	140	136	137
New York Agency	4	4	4
Bladex Asset Management	0	0	7
Representative Office in Argentina	6	6	4
Representative Office in Brazil	14	15	17
Representative Office in Mexico	14	13	14
Florida International Administrative Office (*)	6	7	9
Representative Office in Colombia	4	4	3
Representative Office in Peru	7	6	6
Total Number of Permanent Employees	195	191	201

(*) The Bank’s international administrative office located in Miami ceased operations during the first quarter of 2015.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2014, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.7% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2014:

	As of December 31, 2014
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SBS ED. Sede 111-24º Andar CEP 70.073—901 Brasilia, Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.7
Total Shares of Class A Common Stock	6,342,189	100.0	16.4

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.7	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.9	0.8
The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.9	0.4
Sub-total shares of Class B Common Stock	1,327,579	53.6	3.4
Total Shares of Class B Common Stock	2,479,050	100.0	6.4

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
First Trust Portfolios LP (3) 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	2,586,468	8.7	6.7
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606	1,596,638	5.3	4.1
Sub-total shares of Class E Common Stock	4,183,106	14.0	10.8
Total Shares of Class E Common Stock	29,956,100	100.0	77.2

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,777,339		100.0

(1)	Does not include an aggregate of 23,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 24,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 1) filing with the U.S. Securities and Exchange Commission dated January 27, 2015.
(4)	Source: Schedule 13F – HR filing with the U.S. Securities and Exchange Commission dated February 4, 2015.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of the dates hereto:

Class of Shares	Number of Shares Outstanding as of December 31, 2014	Number of Shares Outstanding as of December 31, 2013
Class A Common Shares	6,342,189	6,342,189
Class B Common Shares	2,479,050	2,520,422
Class E Common Shares	29,956,100	29,710,556
Class F Common Shares	0	0
Total Common Shares	38,777,339	38,573,167

As of December 31, 2014, the Bank’s Class A common shares outstanding stood at the same level as of December 31, 2013. Class B common shares were nearly unchanged from 2013 except for minor conversions to Class E common shares in 2014. Class E common shares outstanding increased by 0.2 million shares during the same period mostly as a result of exercised of stock options of Bank’s executive officers and directors.

As of December 31, 2014, there were a total of 61 holders of record of our Class E shares, of which 17 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 99.3% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2014.

B.	Related Party Transactions

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Certain banks and/or other companies own shares of the Bank’s common stock.

As of December 31, 2014, the Bank had extended loans, in the ordinary course of business, to two entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Ingenio Presidente Benito Juarez, in which the Bank’s former director Guillermo Güémez García is also a director of one of such borrower’s parent companies. Two loans were made to Ingenio Presidente Benito Juarez on August 20, 2014 and November 26, 2014, respectively, in the total principal amount of $40 million, with a weighted average interest rate of 4.08%.

ii) Valores Quimicos, S.A., in which the Bank’s director Herminio Blanco is also a director of one of such borrower’s parent companies. Two loans were made to Valores Quimicos, S.A. on December 9, 2014, in the total principal amount of $19 million, with a weighted average interest rate of 2.61%.

All of the abovementioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for Credit Facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

As of December 31, 2014 and 2013, the Bank had credit transactions in the normal course of business with 15% and 20%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2014 and 2013, approximately 8% and 12%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2014, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

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

On December 8, 2014, the Bank’s Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.35 to $0.385 per share pertaining to the fourth quarter of 2014. This $0.035 or 10%, increase in quarterly dividends underlined the Board’s commitment to continue its established dividend approach that reflects the development and growth of the Bank’s core business.

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

During 2014, Bladex declared $55.6 million in quarterly dividends, compared to $48.1 million in 2013, and $43.6 million in 2012.

No special dividends were declared during 2014, 2013 and 2012.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
January 13, 2015	January 5, 2015	$0.385
November 7, 2014	October 27, 2014	$0.35
August 5, 2014	July 28, 2014	$0.35
May 6, 2014	April 28, 2014	$0.35
January 14, 2014	January 6, 2014	$0.35
November 6, 2013	October 28, 2013	$0.30
August 6, 2013	July 29, 2013	$0.30
May 7, 2013	April 29, 2013	$0.30
February 8, 2013	February 1, 2013	$0.30
November 1, 2012	October 26, 2012	$0.30
August 7, 2012	July 30, 2012	$0.25
May 10, 2012	April 30, 2012	$0.25
February 9, 2012	January 31, 2012	$0.25
November 8, 2011	October 31, 2011	$0.20
August 9, 2011	August 1, 2011	$0.20
May 9, 2011	May 2, 2011	$0.20
February 11, 2011	February 3, 2011	$0.20

The following table presents information about preferred dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2006	April 28, 2006	$2.22
November 15, 2005	October 31, 2005	$2.18
May 16, 2005	April 29, 2005	$2.15
November 15, 2004	November 8, 2004	$1.90
May 17, 2004	April 30, 2004	$0.40

The Bank has no preferred shares issued and outstanding as of December 31, 2014.

B.	Significant Changes

The Bank’s international administrative office located in Miami, or the Florida Administrative Office, ceased operations during the first quarter of 2015. No other significant change has occurred since the date of the annual financial statements (December 31, 2014).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.” The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2014	34.90	24.29
2013	28.82	21.70
2012	23.15	16.00
2011	19.03	14.84
2010	18.99	11.87
2015:
March	33.34	30.82
February	32.37	27.81
January	30.46	26.66
2014:
December	33.27	30.01
November	34.53	31.40
October	33.80	29.38
2015:
First Quarter	33.34	26.66
2014:
First Quarter	27.74	24.29
Second Quarter	29.81	24.90
Third Quarter	34.90	29.25
Fourth Quarter	34.53	29.38
2013:
First Quarter	25.39	21.79
Second Quarter	25.29	21.70
Third Quarter	26.37	22.37
Fourth Quarter	28.82	24.30

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source from NYSE Euronext.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 77.2% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2014. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding shares regarding the Class F shares.

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

The Articles of Incorporation of Bladex do not contain provisions limiting the ability of the Board to approve a proposal, arrangement or contract in which a Director is materially interested, or limiting the ability of the Board to fix the compensation of its members. In addition, the Articles of Incorporation of Bladex do not contain provisions requiring the mandatory retirement of a Director at any prescribed age, or requiring a person to own a certain number of shares to qualify as a Director.

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2014, no Class F shares or preferred shares were issued and outstanding.

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

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current holders that hold Class E shares as capital assets for U.S. federal income tax purposes and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”) such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the voting shares of the Bank.

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

Less than 25% of the Bank’s gross income is effectively connected with the conduct of a trade or business in the United States, and the Bank expects this to remain true. If this remains the case, a holder of Class E shares that is not a U.S. Holder (“non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

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

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a “passive foreign investment company” (“PFIC”). A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Internal Revenue Service (“IRS”) issued a notice in 1989 (the “Notice”), and has proposed regulations, the Proposed Regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception”. The Notice and the Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the Proposed Regulations have been outstanding since 1994 and will not be effective unless finalized.

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank does not qualify as a PFIC for the taxable year ending December 31, 2014.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 28% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders generally are exempt from information reporting and backup withholding, but may be required to provide a properly completed IRS Form W-8BEN or W-8BEN-E (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Backup withholding is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is timely furnished to the IRS.

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

General Principle

The Bank is exempt from income tax in Panama under a special exemption granted to the Bank pursuant to Contract 103-78 of July 25, 1978 between Panama and Bladex. In addition, under general rules of income tax in Panama, only income that is deemed to be Panamanian source income is subject to taxation in Panama. Accordingly, since the Bank’s income is derived primarily from sources outside of Panama and is not deemed to be Panamanian source income, even in the absence of the special exemption, the Bank would have limited income tax liability in Panama.

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

Taxation of Capital Gains

Since the Class E shares are listed on the NYSE, any capital gains realized by an individual or a corporation, regardless of its nationality or residency, on the sale or other disposition of such shares on the NYSE would be exempted from capital gains taxes in Panama.

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

The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board constitute the Finance and Business Committee (formerly the Assets and Liabilities Committee), which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls overall risk management of the Bank (credit, operational and market risk).

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

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(t) and 21.

For information regarding investment securities, see Item 4, “Information on the Company/Business Overview/Investment Securities,” and Item 18, “Financial Statements,” note 5.

Interest Rate Risk Management and Sensitivity

The table below lists for each of the years from 2015 to 2019 the notional amounts and weighted interest rates, as of December 31, 2014, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities. Amounts presented below exclude the Bank’s remaining participation in the funds. With a remaining participation of less than 50%, the Bank ceased to be the primary beneficiary of that VIE; and therefore ceased to consolidate its investment in Alpha4X Feeder Fund from the “Investment funds” line in the consolidated balance sheet; see Item 18, “Financial Statements”, notes 2(d), 3 and 6.

As of December 31, 2014

Expected maturity date
	2015	2016	2017	2018	2019	There- after	Without maturity	Total 2014	Fair value 2014
($ Equivalent in thousand)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	34,373	22,945	22,350	26,500	67,460	112,248	-	285,876	299,798
Average fixed rate	5.01%	5.30%	4.19%	4.38%	7.74%	4.98%	-	5.54%
Mexican Peso	57,664	-	-	-	-	-	-	57,664	57,317
Average fixed rate	2.91%	-	-	-	-	-	-	2.91%
Floating rate
U.S. Dollars	28,000	-	-	-	8,000	-	-	36,000	35,153
Average floating rate	2.04%	-	-	-	2.27%	-	-	2.09%
Loans
Fixed rate
U.S. Dollars	3,079,811	87,805	31,359	2,281	1,084	-	-	3,202,339	3,217,110

Expected maturity date
	2015	2016	2017	2018	2019	There- after	Without maturity	Total 2014	Fair value 2014
($ Equivalent in thousand)
Average fixed rate	2.59%	4.16%	4.06%	4.61%	5.19%	-	-	2.65%
Mexican Peso	115,521	3,037	1,902	17	-	-	-	120,478	121,510
Average fixed rate	4.77%	7.44%	7.75%	7.43%	-	-	-	4.89%
Floating rate
U.S. Dollars	1,570,116	877,947	501,953	208,604	96,520	23,108	-	3,278,248	3,393,378
Average floating rate	2.98%	3.50%	3.55%	3.73%	4.02%	4.79%	-	3.30%
Mexican Peso	28,722	24,468	11,662	9,108	2,971	8,248	-	85,179	88,733
Average floating rate	5.98%	5.99%	6.47%	6.42%	6.29%	6.30%	-	6.14%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,570,448	40,000	400,465	-	-	-	-	2,010,913	2,027,834
Average fixed rate	0.79%	1.52%	3.75%	-	-	-	-	1.39%
Mexican Peso	34,483	-	-	-	-	-	-	34,483	34,497
Average fixed rate	3.37%	-	-	-	-	-	-	3.37%
Swiss franc	50,510	-	-	-	-	-	-	50,510	50,407
Average fixed rate	0.55%	-	-	-	-	-	-	0.55%
Euro Dollar	-	-	-	-	-	64,265	-	64,265	63,113
Average fixed rate	-	-	-	-	-	3.75%	-	3.75%
Japanese Yen	4,185	-	-	-	-	-	-	4,185	4,184
Average fixed rate	0.75%	-	-	-	-	-	-	0.75%
Floating rate
U.S. Dollars	1,431,955	248,455	250,045	-	30,000	-	-	1,960,456	1,965,781
Average floating rate	0.80%	1.49%	1.67%	-	1.78%	-	-	1.01%
Mexican Peso	137,847	-	-	135,917	-	-	-	273,764	271,627
Average floating rate	3.96%	-	-	3.67%	-	-	-	3.81%

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	13,050	-	4,000	5,000	8,500	37,200	-	67,750	(1,172)
Average pay rate	7.73%	-	3.88%	6.37%	8.75%	4.48%	-	5.74%
Average receive rate	3.47%	-	3.12%	5.16%	6.92%	2.41%	-	3.43%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	14,327	65,843	19,944	-	-	-	-	100,115	(96)
Average pay rate	3.76%	4.09%	3.77%	-	-	-	-	3.98%
Average receive rate	3.30%	3.62%	3.33%	-	-	-	-	3.52%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	421,500	-	-	-	17,000	53,000	-	491,500	(1,769)
Average pay rate	0.91%	-	-	-	1.87%	2.26%	-	1.09%
Average receive rate	0.84%	-	-	-	0.17%	0.17%	-	0.74%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	-	400,000	-	-	-	-	400,000	2,655
Average pay rate	-	-	2.76%	-	-	-	-	2.76%
Average receive rate	-	-	3.75%	-	-	-	-	3.75%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	9,056	831	1,585	-	-	-	-	11,471	1,062
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	2.79%	3.30%	4.29%	-	-	-	-	3.03%
Pay US Dollars	218,251	-	-	40,000	-	68,768	-	327,019	(37,102)
U.S. Dollars fixed rate	1.08%	-	-	-	-	-	-	1.08%
U.S. Dollars floating rate	1.95%	-	-	1.43%	-	2.83%	-	2.09%
Receive Mexican Peso	157,356	-	-	40,000	-	-	-	197,356
Mexican Peso floating rate	3.96%	-	-	3.67%	-	-	-	3.90%

Expected maturity date
	2015	2016	2017	2018	2019	There- after	Without maturity	Total 2014	Fair value 2014
($ Equivalent in thousand)
Pay Mexican Peso	9,056	831	1,585	-	-	-	-	11,471
Mexican Peso fixed rate	6.01%	6.50%	6.37%	-	-	-	-	6.10%
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768
Euro Dollar fixed rate	-	-	-	-	-	3.75%	-	3.75%
Receive Swiss franc	56,000	-	-	-	-	-	-	56,000
Swiss franc fixed rate	0.55%	-	-	-	-	-	-	0.55%
Receive Japanese Yen	4,895	-	-	-	-	-	-	4,895
Japanese Yen fixed rate	0.75%	-	-	-	-	-	-	0.75%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	126,058	-	-	-	-	-	-	126,058	8,555
Average exchange rate	13.78							13.78
Receive U.S. Dollars/ Pay Brazilian Reales	5,146	-	-	-	-	-	-	5,146	(94)
Average exchange rate	2.72	-	-	-	-	-	-	2.72
TRADING:
Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	-	14,000	-	-	-	-	-	14,000	(52)
Average pay rate	-	5.54%	-	-	-	-	-	5.54%
Average receive rate	-	5.02%	-	-	-	-	-	5.02%

(1) Borrowings and placements include repos and short and long-term borrowings and debt.

As of December 31, 2013

Expected maturity date
	2014	2015	2016	2017	2018	There- after	Without maturity	Total 2013	Fair value 2013
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

(1) Borrowings and placements include repos and short and long-term borrowings and debt.

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

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2014, the Bank did not hold significant open foreign exchange positions. As of December 31, 2014, the Bank had an equivalent of $266 million in non-U.S. dollar financial assets and $430 million of non-U.S. dollar financial liabilities which are fully hedged.

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

The table below lists the carrying amount and fair value of the investment securities portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousand)
INVESTMENT SECURITIES
Investment available for sale	338,973	338,973	334,368	334,368
Investment held-to-maturity	54,180	53,295	33,759	33,634
Interest rate swaps (1)	(1,224)	(1,224)	(363)	(363)

(1)	As of December 31, 2014 includes interest rate swaps that applies for hedge accounting.

For additional information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 2(t) and 21, and for information regarding investment securities, see Item 18, “Financial Statements,” note 5.

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

The Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”), evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2014, and concluded that they were effective as of December 31, 2014.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2014. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2014, the Bank’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm, Deloitte, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Panama, Republic of Panama

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Bank and our report dated April 22, 2015, expressed an unqualified opinion on those financial statements.

/s/ Deloitte, Inc.

April 22, 2015

Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

The Board has determined that at least one member of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque. Mr. Menéndez Duque is independent as defined by the NYSE Listed Company Manual.

See Item 6.A, “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial and principal accounting officers. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s Code of Ethics was filed with the SEC as an Exhibit to the Form 20-F for the fiscal year ended December 31, 2013, on April 25, 2014, and may also be found on the Bank’s website (http://www.bladex.com) at Investors / Corporate Overview / Corporate Governance / Code of Ethics (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, via e-mail to cschech@bladex.com.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent accounting firm, for each of the years ended December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Audit fees	$525,611	$658,161
Audit-related fees	311,335	148,195
Tax fees	0	0
All other fees	0	0
Total	$836,946	$806,356

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs, as part of the normal course of business of the Bank.

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

Second, under Section 303A.08 of the NYSE Rules, stockholders must approve all equity compensation plans and material revisions to such plans, subject to limited exceptions. However, under Panamanian law, any contracts, agreements and transactions between the Bank and one or more of its directors or officers, or companies in which they have an interest, only need to be approved by the Board, including equity compensation plans. The Board must inform stockholders of the equity compensation plans and/or material revisions to such plans at the next stockholders’ meeting and stockholders may revoke the Board’s approval of the equity compensation plans and/or material revisions to such plans at such meeting.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements	F-1

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-2

Consolidated Statements of Income for the Years Ended December 31, 2014, 2013, and 2012	F-3

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013, and 2012	F-4

Consolidated Statements of Changes in Stockholders’ Equity and Redeemable Noncontrolling Interest for the Years Ended December 31, 2014, 2013, and 2012	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013, and 2012	F-6

Notes to Consolidated Financial Statements	F-7-F-72

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*

Exhibit 1.2.	By-Laws**

Exhibit 8.1.	List of Subsidiaries***

Exhibit 11.1.	Code of Ethics ****

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a) ***

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a) ***

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 ***

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002***

101.INS	XBRL Instance Document***

101.SCH	XBRL Taxonomy Extension Schema Document***

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***

101.DEF	XBRL Taxonomy Definition Linkbase Document***

101.LAB	XBRL Taxonomy Extension Label Linkbase Document***

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

*** Filed herewith.

**** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on April 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Rubens V. Amaral Jr.
Chief Executive Officer

April 22, 2015

EXHIBIT INDEX

Exhibit

Exhibit 8.1.	List of Subsidiaries

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Banco Latinoamericano
de Comercio Exterior, S. A.
and Subsidiaries

Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and redeemable noncontrolling interest and Cash Flows for the Three Years in the Period Ended December 31, 2014

F-1

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated Financial Statements 2014, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Panama, Republic of Panama

We have audited the accompanying consolidated balance sheets of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the “Bank”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/S/ Deloitte, Inc.

April 22, 2015

Panama, Republic of Panama

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
December 31, 2014 and 2013
(in US$ thousand, except share amounts)

	Notes	2014	2013
Assets
Cash and due from banks	4,24	4,985	2,161
Interest-bearing deposits in banks (including pledged deposits of $39,210 in 2014 and $9,032 in 2013)	4,24	775,530	837,557
Securities available-for-sale (including pledged securities to creditors of $307,530 in 2014 and $296,811 in 2013)	5,24	338,973	334,368
Securities held-to-maturity (fair value of $53,295 in 2014 and $33,634 in 2013) (including pledged securities to creditors of $13,004 in 2014 and $13,007 in 2013)	5,24	54,180	33,759
Investment funds	6,24	57,574	118,661
Loans	7	6,686,244	6,148,298
Less:
Allowance for loan losses	8	79,675	72,751
Unearned income and deferred fees		8,509	6,668
Loans, net	24	6,598,060	6,068,879

Customers' liabilities under acceptances	24	114,018	1,128
Accrued interest receivable	24	47,938	40,727
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $16,203 in 2014 and $13,881 in 2013)	9	8,129	10,466
Derivative financial instruments used for hedging - receivable	21,23,24	12,324	15,217
Other assets	10	13,561	8,389
Total assets		8,025,272	7,471,312

Liabilities and stockholders' equity
Deposits:	11,24
Noninterest-bearing - Demand		394	663
Interest-bearing - Demand		83,781	62,384
Time		2,422,519	2,298,289
Total deposits		2,506,694	2,361,336

Trading liabilities	12,23,24	52	72
Securities sold under repurchase agreement	4,6,13,23,24	300,519	286,162
Short-term borrowings and debt	14,24	2,692,537	2,705,365
Acceptances outstanding	24	114,018	1,128
Accrued interest payable	24	14,855	13,786
Long-term borrowings and debt	15,24	1,405,519	1,153,871
Derivative financial instruments used for hedging - payable	12,21,23,24	40,287	8,572
Reserve for losses on off-balance sheet credit risk	8	6,849	5,222
Other liabilities	10	32,879	27,947
Total liabilities		7,114,209	6,563,461

Commitments and contingencies	19,20,21,24,25

Redeemable noncontrolling interest		-	49,899

Stockholders' equity:	16,17,18,22,26
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,479,050 in 2014 and 2,520,422 in 2013)		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,956,100 in 2014 and 29,710,556 in 2013)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		117,339	118,646
Capital reserves		95,210	95,210
Retained earnings		510,046	458,699
Accumulated other comprehensive loss	5,21,22	(13,885)	(12,575)
Treasury stock	16	(77,627)	(82,008)
Total stockholders' equity		911,063	857,952
Total liabilities and stockholders' equity		8,025,272	7,471,312

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income
Years ended December 31, 2014, 2013 and 2012
(in US$ thousand, except per share amounts)

	Notes	2014	2013	2012
Interest income:	21
Deposits		1,545	1,526	1,876
Trading assets		-	-	69
Investment securities:
Available-for-sale		8,115	7,655	5,675
Held-to-maturity		1,142	842	721
Investment funds		20	2,301	880
Loans		201,908	192,979	183,216
Total interest income		212,730	205,303	192,437
Interest expense:	21
Deposits		11,245	12,381	12,944
Investment funds		37	1,844	109
Short-term borrowings and debt		23,893	26,944	20,673
Long-term borrowings and debt		36,424	41,042	53,734
Total interest expense		71,599	82,211	87,460
Net interest income		141,131	123,092	104,977

Reversal of provision (provision) for loan losses	8	(6,895)	1,598	8,343

Net interest income, after reversal of provision (provision) for loan losses		134,236	124,690	113,320

Other income (expense):
Reversal of provision (provision) for losses on off-balance sheet credit risk	8	(1,627)	(381)	4,046
Fees and commissions, net		17,502	13,669	10,021
Derivative financial instruments and hedging	21	106	353	71
Recoveries, net of impairment of assets		7	108	-
Net gain (loss) from investment funds trading		3,409	(6,702)	7,011
Net gain (loss) from trading securities		(393)	3,221	11,234
Net gain on sale of securities available-for-sale	5	1,871	1,522	6,030
Net gain on sale of loans		2,546	588	1,147
Net gain (loss) on foreign currency exchange		766	(3,834)	(10,525)
Gain on sale of premises and equipment	9	-	-	5,626
Other income, net		1,744	1,644	1,839
Net other income		25,931	10,188	36,500

Operating expenses:
Salaries and other employee expenses		31,339	31,702	33,171
Depreciation and amortization of equipment and leasehold improvements		2,487	2,747	2,269
Professional services		5,177	4,010	4,053
Maintenance and repairs		1,544	1,529	1,936
Expenses from investment funds		416	2,589	2,953
Other operating expenses		12,739	11,729	11,432
Total operating expenses		53,702	54,306	55,814

Net income from continuing operations		106,465	80,572	94,006

Net loss from discontinued operations	3	-	(4)	(681)

Net income		106,465	80,568	93,325

Net income (loss) attributable to the redeemable noncontrolling interest		(475)	(4,185)	293

Net income attributable to Bladex stockholders		106,940	84,753	93,032

Amounts attributable to Bladex stockholders:

Net income from continuing operations		106,940	84,757	93,713
Net loss from discontinued operations		-	(4)	(681)
		106,940	84,753	93,032

Earning per share from continuing operations:
Basic	18	2.76	2.21	2.48

Diluted	18	2.75	2.20	2.47

Loss per share from discontinued operations:
Basic	18	-	(0.00)	(0.02)

Diluted	18	-	(0.00)	(0.02)

Earning per share:
Basic	18	2.76	2.21	2.46

Diluted	18	2.75	2.20	2.45

Weighted average basic shares	18	38,693	38,406	37,824

Weighted average diluted shares	18	38,839	38,533	37,938

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income
Years ended December 31, 2014, 2013 and 2012
(in US$ thousand)

	Notes	2014	2013	2012

Net income		106,465	80,568	93,325

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the year	22	2,224	(9,640)	8,436
Less: reclassification adjustments for net gains included in net income	22	(2,330)	(1,487)	(5,775)
Net change in unrealized gains (losses) on securities available for sale		(106)	(11,127)	2,661

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the year	22	(1,813)	(2,302)	5,699
Less: reclassification adjustments for net (gains) losses included in net income	22	1,264	1,985	(5,427)
Net change in unrealized gains (losses) on derivative financial instruments		(549)	(317)	272

Foreign currency translation adjustment, net of hedges:
Current year change		(655)	(330)	(735)
Reclassification adjustments for net losses included in net income		-	24	-
Net change in foreign currency translation adjustment		(655)	(306)	(735)

Other comprehensive income (loss)		(1,310)	(11,750)	2,198

Comprehensive income		105,155	68,818	95,523

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		(475)	(4,090)	109

Comprehensive income attributable to Bladex stockholders		105,630	72,908	95,414

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest
Years ended December 31, 2014, 2013 and 2012
(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2012	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547

Net income	-	-	-	93,032	-	-	93,032	293

Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	1,773

Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(4,045)

Other comprehensive income	-	-	-	-	2,382	-	2,382	(184)

Compensation cost - stock options and stock units plans	-	2,271	-	-	-	-	2,271	-

Issuance of restricted shares	-	(771)	-	-	-	771	-	-

Exercised options and stock units vested	-	(10,258)	-	-	-	23,394	13,136	-

Dividends declared (1)	-	-	-	(43,628)	-	-	(43,628)	-

Balances at December 31, 2012	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384

Effect of deconsolidating a variable interest entity ("VIE")	-	-	-	-	-	-	-	(565)

Net income	-	-	-	84,753	-	-	84,753	(4,185)

Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	53,000

Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,830)

Other comprehensive income (loss)	-	-	-	-	(11,845)	-	(11,845)	95

Compensation cost - stock options and stock units plans	-	2,996	-	-	-	-	2,996	-

Issuance of restricted shares	-	(629)	-	-	-	629	-	-

Exercised options and stock units vested	-	(5,140)	-	-	-	8,842	3,702	-

Repurchase of "Class E" common stock	-	-	-	-	-	(27)	(27)	-

Dividends declared (1)	-	-	-	(48,102)	-	-	(48,102)	-

Balances at December 31, 2013	279,980	118,646	95,210	458,699	(12,575)	(82,008)	857,952	49,899

Effect of deconsolidating a variable interest entity ("VIE") (Note 6)	-	-	-	-	-	-	-	(49,424)

Net income (loss)	-	-	-	106,940	-	-	106,940	(475)

Other comprehensive income (loss)	-	-	-	-	(1,310)	-	(1,310)	-

Compensation cost - stock options and stock units plans	-	2,246	-	-	-	-	2,246	-

Issuance of restricted shares	-	(629)	-	-	-	629	-

Exercised options and stock units vested	-	(2,924)	-	-	-	4,392	1,468	-

Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	(640)	(640)	-

Dividends declared (1)	-	-	-	(55,593)	-	-	(55,593)	-

Balances at December 31, 2014	279,980	117,339	95,210	510,046	(13,885)	(77,627)	911,063	-
(1)	Dividends declared were $0.35 per share in the first, second and third quarter of 2014. In the fourth quarter of 2014, dividends declared were $0.39 per share.

In 2013, dividends declared were $0.30 per share in the first, second and third quarter of 2013. In the fourth quarter of 2013, dividends declared were $0.35 per share.

In 2012, dividends declared were $0.25 per share in the first and second quarter. In the third and fourth quarter of 2012, dividends declared were $0.30 per share.

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2014, 2013 and 2012
(in US$ thousand)

	2014	2013	2012
Cash flows from operating activities:
Net income	106,465	80,568	93,325
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	33,338	8,126	(47,678)
Depreciation and amortization of equipment and leasehold improvements	2,487	2,747	2,269
Provision (reversal of provision) for loan losses	6,895	(1,598)	(8,343)
Provision (reversal of provision) for losses on off-balance sheet credit risk	1,627	381	(4,046)
Net gain on sale of securities available-for-sale	(1,871)	(1,522)	(6,030)
Gain on sale of premises and equipment	-	-	(5,626)
Compensation cost - compensation plans	2,246	2,996	2,271
Amortization of premium and discounts on investments	16,094	5,015	3,075
Net decrease (increase) in operating assets:
Trading assets	-	281	14,338
Investment funds	10,877	(7,174)	14,537
Accrued interest receivable	(7,211)	(2,908)	349
Other assets	(118,081)	6,169	3,786
Net increase (decrease) in operating liabilities:
Trading liabilities	(20)	(32,232)	26,720
Accrued interest payable	1,069	(4,157)	6,153
Other liabilities	116,536	(2,230)	2,250
Net change from discontinued operating activities	-	92	(256)
Net cash provided by operating activities	170,451	54,554	97,094

Cash flows from investing activities:
Effect on cash of desconsolidating a VIE	-	(2,135)	-
Net decrease (increase) in pledged deposits	(30,178)	5,487	9,475
Net decrease in deposits with original maturities greater than three months	-	-	30,000
Net increase in loans	(1,051,627)	(521,333)	(909,019)
Proceeds from the sale of loans	515,552	89,532	146,211
Acquisition of equipment and leasehold improvements	(150)	(476)	(10,823)
Proceeds from the sale of premises and equipment	-	-	8,023
Proceeds from the redemption of securities available-for-sale	62,535	34,277	15,277
Proceeds from the sale of securities available-for-sale	223,219	105,942	254,772
Proceeds from maturities of securities held-to-maturity	19,883	19,910	7,050
Purchases of investments available-for-sale	(321,545)	(313,036)	(39,982)
Purchases of investments held-to-maturity	(22,624)	(19,843)	(14,811)
Net change from discontinued investing activities	-	63	(3)
Net cash used in investing activities	(604,935)	(601,612)	(503,830)

Cash flows from financing activities:
Net increase in due to depositors	145,358	43,845	13,754
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	1,529	1,384,130	(93,071)
Proceeds from long-term borrowings and debt	641,138	273,270	817,827
Repayments of long-term borrowings and debt	(389,490)	(1,024,939)	(399,835)
Dividends paid	(54,262)	(46,025)	(39,714)
Subscriptions of redeemable noncontrolling interest	-	53,000	1,773
Redemptions of redeemable noncontrolling interest	-	(1,830)	(4,045)
Exercised stock options	1,469	3,702	13,136
Repurchase of common stock	(640)	(27)	-
Net change from discontinued financing activities	-	27	-
Net cash provided by financing activities	345,102	685,153	309,825

Effect of exchange rate fluctuations on cash and cash equivalents	1	80	(68)

Net Increase (decrease) in cash and cash equivalents	(89,381)	138,175	(96,979)
Cash and cash equivalents at beginning of the year	830,686	692,511	789,490
Cash and cash equivalents at end of the year	741,305	830,686	692,511

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	70,530	86,368	81,307

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund"), registered with the Brazilian Securities Commission ("CVM", for its acronym in Portuguese). The Brazilian Fund is a non-consolidated variable interest entity.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

1.	Organization (continued)

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency has also established an International Banking Facility (“IBF”).

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

c)	Variable interest entities (continued)

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

d)	Specialized accounting for investment companies

The Bank maintains an investment in an investment fund (“Feeder”) which is organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master (see Note 6).

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

g)	Repurchase agreements

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

Interest on securities is recognized based on the effective interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

i)	Investment securities (continued)

Securities available-for-sale

These securities consist of debt instruments not classified as either trading securities or as held-to-maturity securities, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (“OCI”) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

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

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the investment security.
F-13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

i)	Investment securities (continued)

Impairment of securities (continued)

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

j)	Investment Funds

The investment funds line includes the net asset value of Bladex investment in the Feeder and in the Brazilian Fund. (see Note 6)

k)	Other investments

Other investments that consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and any impairment that is determined to be other-than-temporary is charged to earnings as impairment on assets. (see Note 10)

l)	Loans

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

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or prior to such date, if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

l)	Loans (continued)

Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulties and if the restructuring constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others.

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

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

l)	Loans (continued)

A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.
7	Special Mention

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

Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 18 months, depending on the risk rating.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

n)	Allowance for credit losses

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

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

o)	Fees and commissions

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

p)	Equipment and leasehold improvements

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

q)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

r)	Capital reserves

Capital reserves are established as an appropiation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

s)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

t)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US$. These contracts are classified as net investment hedges.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

t)	Derivative financial instruments and hedge accounting (continued)

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

u)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US$ using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US$. The effects of those translations adjustments are reported as a component of the Accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US$ as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US$ using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US$ are included in current year’s earnings in the Gain (loss) on foreign currency exchange line item.

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
F-20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

v)	Income taxes (continued)

•	Bladex Development Corp., is subject to income taxes in Panama.
•	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

w)	Redeemable noncontrolling interest

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

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities). Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount was already recorded at its fair value and no further adjustments under ASC 480-10-S99 were necessary.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

y)	Applicable accounting standards recently issued

At the consolidated balance sheet date, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2014-08 – Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)

The amendments in this update change the requirements for reporting discontinued operations in Sub-Topic 205-20. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results when any of the following occurs:

1.	The component of the entity or group of components of the entity meets the criteria to be classified as held for sale.
2.	The component of the entity or group of components of the entity is disposed of by sale.
3.	The component of the entity or group of components of the entity is disposed of other than by sale (spin-off).

The amendments are effective for all disposals (or classifications as held for sale) of components of the entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 31, 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in its consolidated financial statements previously issued. The Bank does not anticipate any material impact in its consolidated financial statements upon adoption of this update.

ASU 2014-11 – Transfers and Servicing (Topic 860)

The amendments in this update require two accounting changes. First, the change in the accounting for repurchase-to-maturity transactions to secured borrowings accounting. Second, for repurchase financing agreements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for as repurchase agreement.

The accounting changes in this update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Entities are required to present changes in accounting for transactions outstanding on the effective date of this update as a cumulative-effect adjustment to retained earnings at the beginning of the period of adoption. Early application for public business entities is prohibited. The Bank is currently evaluating the potential impact of this update in its consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

3.	Sale of the asset management unit and discontinued operations

On April 2, 2013, the Bank reached a definitive agreement to sale its asset management unit (the “Management Unit”) to Alpha4X Asset Management, LLC and related companies (“Alpha4X”). Alpha 4X Asset Management, LLC is a company majority-owned by former executives of the Management Unit. The sale closed in the second quarter of 2013.

The sale resulted in a gain of $455 thousand, which was reported in net loss from discontinued operations in the consolidated statements of income in the second quarter of 2013. The Bank applied discontinued operations accounting to the operations of the Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations.

The following table summarizes the operating results of the discontinued operations:

	Year ended December 31
	2014	2013	2012
Other income:
Fees and commissions (1)	-	610	2,683
Other income	-	468	20
	-	1,078	2,703
Operating expenses:
Salaries and other employee expenses	-	373	1,535
Depreciation and amortization	-	8	21
Professional services	-	462	699
Maintenance and repairs	-	1	7
Other operating expenses	-	238	1,122
Total operating expenses	-	1,082	3,384
Net gain (loss) from discontinued operations	-	(4)	(681)

(1)	Includes management fees from investment funds for $567 thousand and $2,588 thousand in 2013 and 2012, respectively

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31, 2014
	2014	2013
Cash and due from banks	4,985	2,161
Interest-bearing deposits in banks	775,530	837,557
Total	780,515	839,718
Less:
Pledged deposits	39,210	9,032
	741,305	830,686

On December 31, 2014 and 2013 the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of December 31, 2014 and 2013, the Bank had pledged deposits with a carrying value of $10.9 million and $6.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	36,575	-	848	35,727
Colombia	24,139	-	1,828	22,311
Chile	12,215	-	201	12,014
Honduras	7,325	-	33	7,292
Panama	4,701	-	56	4,645
Peru	16,911	-	129	16,782
Venezuela	20,299	34	9	20,324
	122,165	34	3,104	119,095
Sovereign debt:
Brazil	21,899	94	444	21,549
Colombia	55,415	1	1,239	54,177
Chile	11,669	-	398	11,271
Mexico	98,430	4	1,587	96,847
Panama	17,692	10	306	17,396
Peru	9,052	2	14	9,040
Trinidad and Tobago	10,113	-	515	9,598
	224,270	111	4,503	219,878
Total	346,435	145	7,607	338,973

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

5.	Investment securities (continued)

Securities available-for-sale (continued)

	December 31, 2013
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	41,439	11	778	40,672
Colombia	44,536	65	1,351	43,250
Chile	21,807	15	751	21,071
Honduras	9,400	-	136	9,264
Panama	7,159	-	78	7,081
Peru	29,439	42	674	28,807
Venezuela	29,871	-	1,848	28,023
	183,651	133	5,616	178,168
Sovereign debt:
Brazil	32,751	936	645	33,042
Colombia	42,776	-	1,125	41,651
Chile	20,772	12	610	20,174
Mexico	35,730	-	2,445	33,285
Panama	12,485	71	553	12,003
Peru	11,589	-	65	11,524
Trinidad and Tobago	4,665	-	144	4,521
	160,768	1,019	5,587	156,200
Total	344,419	1,152	11,203	334,368

As of December 31, 2014 and 2013, securities available-for-sale with a carrying value of $307.5 million and $296.8 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	December 31, 2014
	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses
Corporate debt	87,077	2,513	13,334	561	100,411	3,074
Sovereign debt	101,789	1,601	77,199	2,932	178,988	4,533
	188,866	4,114	90,533	3,493	279,399	7,607

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

5.	Investment securities (continued)

Securities available-for-sale (continued)

	December 31, 2013
	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses
Corporate debt	136,895	5,113	6,866	503	143,761	5,616
Sovereign debt	107,239	5,210	18,557	377	125,796	5,587
	244,134	10,323	25,423	880	269,557	11,203

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Year ended December 31
	2014	2013	2012
Gains	1,891	1,523	6,141
Losses	(20)	(1)	(111)
Net	1,871	1,522	6,030

The amortized cost and fair value of securities available-for-sale by contractual maturity as of December 31, 2014, are shown in the following table:

	Amortized	Fair
	Cost	Value
Due within 1 year	85,496	85,579
After 1 year but within 5 years	139,547	135,662
After 5 years but within 10 years	121,392	117,732
	346,435	338,973

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	17,824	-	958	16,866
Panama	23,353	33	-	23,386
	41,177	33	958	40,252

Sovereign debt:
Colombia	13,003	40	-	13,043
Total	54,180	73	958	53,295

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

5.	Investment securities (continued)

Securities held-to-maturity (continued)

	December 31, 2013
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,118	-	-	4,118
Panama	14,634	8	18	14,624
	20,752	8	18	20,742

Sovereign debt:
Colombia	13,007	-	115	12,892
Total	33,759	8	133	33,634

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of December 31, 2014, are shown in the following table:

	Amortized	Fair
	Cost	Value
Due within 1 year	34,326	34,376
After 1 year but within 5 years	19,854	18,919
	54,180	53,295

As of December 31, 2014 and, 2013, securities held-to-maturity with a carrying value of $13.0 million, for both periods, were pledged to secure repurchase transactions accounted for as secured financings.

6.	Investment funds

Until March 31, 2014, the Bank applied ASC Topic 810-10-25-15 – Consolidation, to consolidate its investment in Alpha4X Feeder Fund (the “Feeder”), and retained the specialized accounting for investment companies described in Note 2 (d). Until March 31, 2014, the Bank reported the net assets value of the Feeder within the “Investment funds” line item in the consolidated balance sheet, presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholder’s equity. Up to the first quarter of 2014, the Bank reported the Feeder’s proportionate participation in the interest income and expense from the Master in the “Investment funds” line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment funds” line item, and expenses from the Feeder and its proportionate share of expenses from the Master were reported in the “Expenses from investment funds” line item in the consolidated statement of income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

6.	Investment funds (continued)

On April 2014, the Bank redeemed $13.9 million of its investment in the “Feeder”, VIE that was consolidated until March 31, 2014, following the requirements of ASC 810-10- Consolidation, prior to the implementation of FAS 167 (FIN 46 (R) (ASU 2009-17 – Consolidation of Variable Interest Entities). After this redemption, the Bank ceased to be the primary beneficiary of that VIE; and therefore deconsolidated its investment in Alpha4X Feeder Fund. The deconsolidation of this fund affected the balance of redeemable noncontrolling interest by $49.4 million.

Since April 2014, the Bank´s investment in Alpha4X Feeder Fund is adjusted to record the Bank’s participation in the profits and losses of that fund in the “Net gain (loss) from investment funds” line item. At December 31, 2014, the Bank has a participation of 49.61% in that fund (55.87% at December 31, 2013).

With the sale of the Management Unit described in Note 3, in 2013 the Bank deconsolidated its investment in Alpha4X Latam Fundo de Investimento Multimercado (previously Bladex Latam Fundo de Investimento Multimercado), because it ceased to be the primary beneficiary of that VIE. The deconsolidation of this fund affected the balance of the redeemable noncontrolling interest by $565 thousand. The Bank's investment in Alpha4X Latam Fundo de Investimento Multimercado is analyzed following the consolidation accounting policy of VIEs described in Note 2 (c). As of December 31, 2014 and December 31, 2013, the Bank is not the primary beneficiary of that VIE. This investment is adjusted to record the Bank's participation in the profits and losses of that fund in the “Net gain (loss) from investment funds” line item in the consolidated statement of income.

The following table summarizes the balances of investments in investment funds:

	December 31,
	2014	2013
Alpha4X Feeder Fund	52,472	113,069
Alpha4X Latam Fundo de Investimento Multimercado	5,102	5,592
	57,574	118,661

The Bank has a commitment to remain an investor in these funds, net of annual contractual redemptions, up to March 31, 2016.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

	December 31,
	2014	2013
Corporations:
Private	3,120,005	2,375,178
State-owned	711,955	938,878
Banking and financial institutions:
Private	1,890,605	1,785,798
State-owned	480,331	474,193
Middle-market companies:
Private	483,348	574,107
Sovereign	-	144
Total	6,686,244	6,148,298

The composition of the loan portfolio by industry is as follows:

	December 31,
	2014	2013
Banking and financial institutions	2,370,936	2,259,991
Industrial	1,325,091	936,290
Oil and petroleum derived products	1,013,324	1,170,684
Agricultural	1,132,330	924,251
Services	617,366	398,736
Mining	38,572	10,000
Sovereign	-	144
Others	188,625	448,202
Total	6,686,244	6,148,298

Loans classified by borrower’s credit quality indicators are as follows:

	December 31, 2014
			Banking and financial		Middle-market
	Corporations		institutions		companies
Rating (1)	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	3,112,079	711,955	1,890,605	480,331	482,439	-	6,677,409
7	4,801	-	-	-	-	-	4,801
8	-	-	-	-	909	-	909
9	-	-	-	-	-	-	-
10	3,125	-	-	-	-	-	3,125
Total	3,120,005	711,955	1,890,605	480,331	483,348	-	6,686,244

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans (continued)

	December 31, 2013
			Banking and financial		Middle-market
	Corporations		institutions		companies
Rating (1)	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	2,372,053	938,878	1,785,798	474,193	574,107	144	6,145,173
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,375,178	938,878	1,785,798	474,193	574,107	144	6,148,298

(1)	Current ratings as of December 31, 2014 and 2013, respectively.

The remaining loan maturities are summarized as follows:

	December 31,
	2014	2013
Current
Up to 1 month	947,624	1,017,794
From 1 month to 3 months	1,502,905	1,749,348
From 3 months to 6 months	1,268,478	949,364
From 6 months to 1 year	1,067,073	774,803
From 1 year to 2 years	989,805	942,327
From 2 years to 5 years	870,163	711,537
From 5 years to 7 years	31,361	-
	6,677,409	6,145,173

Delinquent	4,801	-

Impaired:
Delinquent with impairment	-	3,125
Past due with impairment	4,034	-
	8,835	3,125
Total	6,686,244	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans (continued)

The following table provides a breakdown of loans by country risk:

	December 31,
	2014	2013
Country:
Argentina	184,882	189,828
Bolivia	10,000	-
Brazil	1,971,776	1,708,592
Chile	157,309	490,869
Colombia	726,085	701,577
Costa Rica	320,832	410,295
Dominican Republic	243,038	190,589
Ecuador	120,010	126,001
El Salvador	115,830	123,076
France	6,000	101,006
Germany	100,000	-
Guatemala	262,733	199,873
Honduras	93,008	73,524
Jamaica	15,512	60,784
Mexico	868,045	517,278
Netherlands	10,455	14,867
Nicaragua	7,856	7,823
Panama	320,758	223,505
Paraguay	132,479	102,244
Peru	589,724	580,881
Switzerland	50,000	-
Trinidad and Tobago	165,042	142,642
United States of America	55,370	28,283
Uruguay	159,500	154,761
	6,686,244	6,148,298

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2014	2013
Fixed interest rates	3,322,817	3,252,331
Floating interest rates	3,363,427	2,895,967
	6,686,244	6,148,298

As of December 31, 2014 and 2013, 89% and 92%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans (continued)

The following is a summary of information of non-accruing loan balances, and interest amounts on non-accruing loans:

	December 31,
	2014	2013	2012
Loans in non-accrual status
Private corporations	3,125	3,125	-
Middle-market companies	909	-	-
Total loans in non-accrual status	4,034	3,125	-

Interest which would have been recorded if the loans
had not been in a non-accrual status	191	67	-
Interest income collected on non-accruing loans	6	-	2,288

An analysis of non-accruing loans with impaired balances as of December 31, 2014 and, 2013 is detailed as follows:

	December 31, 2014			2014
		Unpaid		Average	Interest
	Recorded	principal	Related	principal	income
	investment	balance	allowance	loan balance	recognized
With an allowance recorded
Private corporations	3,125	2,813	2,284	3,125	-
Middle-market companies	909	40	131	339	6
Total	4,034	2,853	2,415	3,464	6

	December 31, 2013			2013
		Unpaid		Average	Interest
	Recorded	principal	Related	principal	income
	investment	balance	allowance	loan balance	recognized
With an allowance recorded
Private corporations	3,125	3,125	954	9	-
Total	3,125	3,125	954	9	-

As of December 31, 2014 and, 2013, there were no impaired loans without related allowance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans (continued)

As of December 31, 2014, the Bank have troubled debt restructuring loans. An analysis of the trouble debt restructuring loans is as follows:

		Balance recorded	Balance recorded
	Number of	before	after
	contracts	restructuring	restructuring
Corporations:
Private	-	-	-
State-owned	-	-	-
Banking and financial institutions:
Private	-	-	-
State-owned	-	-	-
Middle-market companies:
Privates	2	890	919
Sovereign	-	-	-
Total	2	890	919

As of December 31, 2014, the quantitative information regarding past-due trouble debt restructuring loans is the following:

	Number of	Balance
	contracts	recorded
Corporations:
Privates	-	-
State-owned	-	-
Banking and finacial institutions:
Privates	-	-
State-owned	-	-
Middle-market companies:
Privates	2	909
Sovereign	-	-
Total	2	909

As of December 31, 2013, the Bank did not have any troubled debt restructurings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

7.	Loans (continued)

The following table presents an aging analysis of the loan portfolio:

	December 31, 2014
	91-120	121-150	151-180	Greater than	Total
	days	days	days	180 days	Past due	Delinquent	Current	Total loans
Corporations	-	-	-	3,125	3,125	4,801	3,824,034	3,831,960
Banking and financial institutions	-	-	-	-	-	-	2,370,936	2,370,936
Middle-market companies	909	-	-	-	909	-	482,439	483,348
Sovereign	-	-	-	-	-	-	-	-
Total	909	-	-	3,125	4,034	4,801	6,677,409	6,686,244

	December 31, 2013
	91-120	121-150	151-180	Greater than	Total
	days	days	days	180 days	Past due	Delinquent	Current	Total loans
Corporations	-	-	-	-	-	3,125	3,310,931	3,314,056
Banking and financial institutions	-	-	-	-	-	-	2,259,991	2,259,991
Middle-market companies	-	-	-	-	-	-	574,107	574,107
Sovereign	-	-	-	-	-	-	144	144
Total	-	-	-	-	-	3,125	6,145,173	6,148,298

As of December 31, 2014 and 2013, the Bank has credit transactions in the normal course of business with 15% and 20%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2014 and 2013, approximately 8% and 12%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2014, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During 2014, 2013 and 2012, the Bank sold loans on the secondary market with a book value of $515.6 million and $89.5 million and $146.2 millon, respectively, with a net gain of $2.2 million and $0.4 million and $1.1 million, in 2014, 2013 and 2012, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components as follows:

a)	Allowance for loan losses:

	December 31, 2014
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	31,516	30,865	10,369	1	72,751
Provision (reversal of provision) for loan losses	11,250	647	(5,001)	(1)	6,895
Loan recovenies and other	-	-	29	-	29
Loans written-off	-	-	-	-	-
Balance at end of the period	42,766	31,512	5,397	-	79,675

Components:
Generic allowance	40,482	31,512	5,266	-	77,260
Specific allowance	2,284	-	131	-	2,415
Total allowance for loan losses	42,766	31,512	5,397	-	79,675

	December 31, 2013
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	(972)	656	(518)	(764)	(1,598)
Loan recovenies and other	-	1,373	-	-	1,373
Loans written-off	-	-	-	-	-
Balance at end of the period	31,516	30,865	10,369	1	72,751

Components:
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total allowance for loan losses	31,516	30,865	10,369	1	72,751

	December 31, 2012
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses	(8,887)	(1,704)	1,690	558	(8,343)
Loan recovenies and other	-	17	245	-	262
Loans written-off	(7,490)	-	-	-	(7,490)
Balance at end of the period	32,488	28,836	10,887	765	72,976

Components:
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total allowance for loan losses	32,488	28,836	10,887	765	72,976

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

8.	Allowance for credit losses (continued)

a)	Allowance for loan losses (continued):

Provision of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The net increase in the generic allowance for loan losses is primarily due to changes in volume, composition and risk profiles of the portfolio.

Following is a summary of loan balances and reserves for loan losses:

	December 31, 2014
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Allowance for loan losses
Generic allowance	40,482	31,512	5,266	-	77,260
Specific allowance	2,284	-	131	-	2,415
Total of allowance for loan losses	42,766	31,512	5,397	-	79,675
Loans
Loans with generic allowance	3,828,835	2,370,936	482,439	-	6,682,210
Loans with specific allowance	3,125	-	909	-	4,034
Total loans	3,831,960	2,370,936	483,348	-	6,686,244

	December 31, 2013
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Allowance for loan losses
Generic allowance	30,562	30,865	10,369	1	71,797
Specific allowance	954	-	-	-	954
Total of allowance for loan losses	31,516	30,865	10,369	1	72,751
Loans
Loans with generic allowance	3,310,931	2,259,991	574,107	144	6,145,173
Loans with specific allowance	3,125	-	-	-	3,125
Total loans	3,314,056	2,259,991	574,107	144	6,148,298

b)	Reserve for losses on off-balance sheet credit risk:

	December 31,
	2014	2013	2012
Balance at beginning of the period	5,222	4,841	8,887
Provision for losses on off-balance sheet credit risk	1,627	381	(4,046)
Balance at end of the period	6,849	5,222	4,841

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 19). The net increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

9.	Equipment and leasehold improvements

A breakdown of cost and accumulated depreciation and amortization for equipment and leasehold improvements as of December 31, 2014 ans 2013 is as follows:

	December 31,
	2014	2013
Leasehold improvements	7,462	7,414
Furniture and equipment	16,870	16,933
	24,332	24,347

Less: accumulated depreciation and amortization	16,203	13,881
	8,129	10,466

On June 2012, the Bank recorded a gain on sale of premises and equipment of $5.6 million from the sale of its former head office’s premises.

10.	Other assets and other liabilities

Followings is a summary of other assets and other liabilities as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Other assets
Prepaid commissions	5,649	5,042
Accounts receivable	4,281	1,514
Equity investment in a private fund (at cost)	530	530
Other	3,101	1,303
	13,561	8,389

	December 31,
	2014	2013
Other liabilities
Accruals and provisions	25,572	22,516
Accounts payable	4,260	2,471
Others	3,047	2,960
	32,879	27,947

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

11.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	December 31,
	2014	2013
Demand	84,175	63,047
Up to 1 month	1,512,868	1,617,059
From 1 month to 3 months	460,681	311,048
From 3 months to 6 months	276,970	207,182
From 6 months to 1 year	147,000	157,000
From 1 year to 2 years	25,000	6,000
	2,506,694	2,361,336

The following table presents additional information about deposits:

	December 31,
	2014	2013
Aggregate amounts of time deposits of $100,000 or more	2,506,244	2,298,289
Aggregate amounts of deposits in offices outside Panama	230,305	227,559
Interest expense paid to deposits in offices outside Panama	961	1,235

12.	Trading liabilities

The fair value of trading liabilities is as follows:

	December 31,
	2014	2013
Trading liabilities:
Interest rate swaps	52	65
Cross-currency interest rate swaps	-	7
Forward foreign exchange	-	-
Total	52	72

During 2014, 2013 and 2012, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Year ended December 31,
	2014	2013	2012
Interest rate swaps	(60)	(9)	(310)
Cross-currency swaps	-	67	-
Cross-currency interest rate swaps	-	3,236	11,537
Forward foreign exchange	(333)	(6)	27
Future contracts	-	191	207
Total	(393)	3,479	11,461

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from investment funds trading lines in the consolidated statements of income. In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 21.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

12.	Trading liabilities (continued)

As of December 31, 2014 and 2013, trading derivative liabilities include or have included interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value and cash flow hedges. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest income and expense lines over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of hedge accounting are recorded in Net gain (loss) from trading securities.

As of December 31, 2014 and 2013, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	2014			2013
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	14,000	-	52	14,000	-	65
Cross-currency interest rate swaps	-	-	-	600	-	7
Total	14,000	-	52	14,600	-	72

13.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $300.5 million and $286.2 million as of December 31, 2014 and, 2013, respectively.

During 2014, 2103, 2012, interest expense related to financing transactions under repurchase agreements totaled $2.1 million and $1.3 and 1.7 millon, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

14.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt, together with contractual interest rates, is as follows:

	December 31,
	2014	2013
Borrowings:
At fixed interest rates	1,256,411	1,289,851
At floating interest rates	1,348,431	1,017,527
Total borrowings	2,604,842	2,307,378
Debt:
At fixed interest rates	77,695	287,987
At floating interest rates	10,000	110,000
Total debt	87,695	397,987
Total short-term borrowings and debt	2,692,537	2,705,365

Average outstanding balance during the year	2,191,253	2,048,110
Maximum balance at any month-end	2,692,537	2,705,365
Range of fixed interest rates on borrowing and debt in U.S. dollars	0.64% to 1.20%	0.67% to 1.43%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.46% to 1.16%	0.79% to 1.47%
Range of fixed interest rates on borrowing and debt in Mexican peso	3.58% to 3.60%	4.13% to 4.58%
Floating interest rate on borrowing in Mexican pesos	0% to 3.69%	4.03% to 4.24%
Fixed interest rate on debt in Japanese yens	0.75%	0.75%
Fixed interest rate on debt in Swiss francs	0.55%	0.80%
Weighted average interest rate at end of the period	0.81%	1.09%
Weighted average interest rate during the period	0.93%	1.21%

The balances of short-term borrowings and debt by currency, is as follows:

	December 31,
	2014	2013
Currency
US dollar	2,626,800	2,536,815
Mexican peso	11,042	73,964
Japanese yen	4,185	4,749
Swiss franc	50,510	89,837
Total	2,692,537	2,705,365

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

15.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	December 31,
	2014	2013
Borrowings:
At fixed interest rates with due dates from june 2015 to november 2016	65,000	25,000
At floating interest rates with due dates from may 2015 to november 2019	578,956	506,346
Total borrowings	643,956	531,346
Debt:
At fixed interest rates with due dates from april 2017 to march 2024	464,729	444,719
At floating interest rates with due dates from march 2015 to january 2018	296,834	177,806
Total debt	761,563	622,525
Total long-term borrowings and debt	1,405,519	1,153,871

Total long-term borrowings and debt outstanding	1,388,708	1,317,983
Maximum oustanding balance at any month - end	1,587,009	1,893,149
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.50% to 3.75%	1.50% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.72% to 1.76%	0.52% to 1.77%
Range of floating interest rates on borrowing and debt in Mexican peso	3.67% to 3.96%	4.44% to 5.29%
Fixed interest rate on debt in Peruvian nuevos soles	-	6.50%
Weighted average interest rate at the end of the period	2.71%	3.06%
Weighted average interest rate during the period	2.86%	3.08%

The balances of long-term borrowings and debt by currency, is as follows:

	December 31,
	2014	2013
Currency
U.S. dollar	1,069,421	866,975
Mexican peso	271,833	242,916
Peruvian nuevo sol	-	43,980
Euro	64,265	-
Total	1,405,519	1,153,871

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

15.	Long-term borrowings and debt (continued)

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2014, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of December 31, 2014, are as follows:

Due in	Oustanding
2015	236,372
2016	288,455
2017	650,510
2018	135,917
2019	30,000
2024	64,265
1,405,519

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

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

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2014:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2012	6,342,189	2,531,926	28,257,827	-	37,131,942
Conversions	-	-	-	-	-
Restricted stock issued - directors	-	-	32,317	-	32,317
Exercised stock options - compensation plans	-	-	895,674	-	895,674
Restricted stock units - vested	-	-	85,249	-	85,249
Outstanding at December 31, 2012	6,342,189	2,531,926	29,271,067	-	38,145,182
Conversions	-	(11,504)	11,503	-	(1)
Repurchase of common stock	-	-	(1,083)	-	(1,083)
Restricted stock issued - directors	-	-	28,500	-	28,500
Exercised stock options - compensation plans	-	-	276,079	-	276,079
Restricted stock units - vested	-	-	124,490	-	124,490
Outstanding at December 31, 2013	6,342,189	2,520,422	29,710,556	-	38,573,167
Conversions	-	(20,208)	20,208	-	-
Repurchase of common stock	-	(21,164)	(2,110)	-	(23,274)
Restricted stock issued - directors	-	-	28,500	-	28,500
Exercised stock options - compensation plans	-	-	111,427	-	111,427
Restricted stock units - vested	-	-	87,519	-	87,519
Outstanding at December 31, 2014	6,342,189	2,479,050	29,956,100	-	38,777,339

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

16.	Common stock (continued)

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2012	318,140	10,708	568,010	15,655	3,961,748	89,254	4,847,898	115,617
Restricted stock issued - directors	-	-	-	-	(32,317)	(771)	(32,317)	(771)
Exercised stock options - compensation plans	-	-	-	-	(895,674)	(21,361)	(895,674)	(21,361)
Restricted stock units - vested	-		-	-	(85,249)	(2,033)	(85,249)	(2,033)
Outstanding at December 31, 2012	318,140	10,708	568,010	15,655	2,948,508	65,089	3,834,658	91,452
Repurchase of common stock	-	-	-	-	1,083	27	1,083	27
Restricted stock issued - directors	-	-	-	-	(28,500)	(629)	(28,500)	(629)
Exercised stock options - compensation plans	-	-	-	-	(276,079)	(6,094)	(276,079)	(6,094)
Restricted stock units - vested	-	-	-	-	(124,490)	(2,748)	(124,490)	(2,748)
Outstanding at December 31, 2013	318,140	10,708	568,010	15,655	2,520,522	55,645	3,406,672	82,008
Repurchase of common stock	-	-	21,164	587	2,110	53	23,274	640
Restricted stock issued - directors	-	-	-	-	(28,500)	(629)	(28,500)	(629)
Exercised stock options - compensation plans	-	-	-	-	(111,427)	(2,460)	(111,427)	(2,460)
Restricted stock units - vested	-	-	-	-	(87,519)	(1,932)	(87,519)	(1,932)
Outstanding at December 31, 2014	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627

17.	Cash and stock-based compensation plans

The Bank have established equity compensation plans under which it manages restricted stock, restricted stock units and stock purchase option plans to attract, retain and motivate Directors and top employees and compensate them for their contributions to the growth and profitability of the Bank. Vesting conditions for each of the Bank’s plans are only comprised of specified requisite service periods.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

A. 2008 Stock Incentive Plan – Directors and Executives (continued)

During 2014, 2013 and 2012, the Board of Directors approved the grant of restricted stock to Directors and stock options and restricted stock units to certain Executives of the Bank, as follows:

Restricted stock – Directors

In the years 2014, 2013 and 2012, the Board of Directors granted 28,500, 28,500 and 32,317 “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on July 15, 2014, July 16, 2013, October 16, 2012, and July 17, 2012. The fair value of restricted stock granted totalled $862 thousand in 2014, $713 thousand in 2013 and $714 thousand in 2012, of which $846 thousand, $637 thousand and $428 thousand were charged against income during 2014, 2013 and 2012, respectively. The remaining cost pending amortization of $1,417 thousand at December 31, 2014 will be amortized over 2.02 years.

Restricted stock vest on the grant’s date anniversary, as follows:

Year of Grant
2014	35% in the first and second year, and 30% in the third year
2013	35% in the first and second year, and 30% in the third year
2012	25% each year

A summary of the restricted stock granted to Directors is presented below:

		Weighted average
		grant date fair
	Shares	value
Outstanding at January 1, 2012	82,005	$14.59
Granted	32,317	22.09
Vested	(23,493)	14.35
Outstanding at December 31, 2012	90,829	17.32
Granted	28,500	25.00
Vested	(34,467)	16.84
Outstanding at December 31, 2013	84,862	20.10
Granted	28,500	30.25
Vested	(35,026)	18.80
Outstanding at December 31, 2014	78,336	$24.37
Expected to vest	78,336	$24.37

The fair value of vested stock during the years 2014, 2013 and 2012 was $659 thousand, $581 thousand and $337 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain Executives of the Bank with a grant date fair value of $1.6 million in 2014, $2.1 million in 2013 and $3.7 million in 2012. In 2014, the distribution of the fair value in restricted stock units and stock purchase options was $0.9 million and $0.7 million, respectively. The 2013 grant was in restricted stock units only.

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

Compensation costs of the restricted stock units are amortized during the period of restriction. Costs charged against income during 2014, 2013 and 2012 due to the amortization of these grants totaled $1,158 thousand, $2,077 thousand and $1,317 thousand, respectively. The remaining compensation cost pending amortization of $1,966 thousand in 2014 will be amortized over 2.16 years.

A summary of the status of the restricted stock units granted to certain Executives is presented below:

			Weighted
		Weighted	average
		average grant	remaining	Aggregate
		date fair	contractual	intrinsic value
	Stock units	value	term	(thousands)
Outstanding at January 1, 2012	226,410	$12.80
Granted	181,598	17.52
Forfeited	(54,367)	13.88
Vested	(85,249)	12.31
Outstanding at December 31, 2012	268,392	15.93
Granted	114,070	18.76
Forfeited	(15,223)	16.81
Vested	(124,490)	16.08
Outstanding at December 31, 2013	242,749	17.13
Granted	47,737	19.24
Forfeited	(39,255)	17.25
Vested	(87,519)	16.27		$813
Outstanding at December 31, 2014	163,712	$18.18	2.04 years	$1,952
Expected to vest	163,712	$18.18		$1,952

The fair value of vested stock during the years 2014, 2013 and 2012 was $1,424 thousand, $2,002 thousand and $1,050 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2014 and 2012 was estimated using a binomial option-pricing model, based on the following factors:

	Measuring
	unit	2014	2013	2012
Weighted average fair value per option	$	2.16	-	3.01
Weighted average expected term, in years	years	5.50	-	5.50
Expected volatility	%	22.74	-	33.35
Risk-free rate	%	0.12 to 2.19	-	0.18 to 1.34
Expected dividend	%	5.00	-	5.30

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Related cost charged against income during 2014, 2013 and 2012 as a result of the amortization of these plans amounted to $242 thousand, $282 thousand and $485 thousand, respectively. The remaining compensation cost pending amortization of $601 thousand in 2014 will be amortized over a period of 3.12 years.

A summary of stock options granted is presented below:

			Weighted
			average	Aggregate
		Weighted	remaining	intrinsic
		average	contractual	value
	Options	exercise price	term	(thousands)
Outstanding at January 1, 2012	915,566	$12.87
Granted	182,420	18.93
Forfeited	(231,639)	15.82
Exercised	(442,675)	12.90
Outstanding at December 31, 2012	423,672	13.83
Granted	-	-
Forfeited	(9,780)	18.18
Exercised	(226,147)	12.76
Outstanding at December 31, 2013	187,745	14.90
Granted	315,971	25.15
Forfeited	(671)	18.57
Exercised	(111,349)	13.18
Outstanding at December 31, 2014	391,696	$23.65	5.62 years	$2,526
Exercisable	33,803	$15.53	2.11 years	$493
Expected to vest	357,893	$24.42	5.88 years	$2,033

The intrinsic value of exercised options during the years 2014, 2013 and 2012 was $1,911 thousand, $2,673 thousand and $3,375 thousand, respectively. During the years 2014, 2013 and 2012 the Bank received $1,470 thousand, $2,886 thousand and $5,709 thousand, respectively, from exercised options.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

B. Restricted Stock – Directors (Discontinued)

During 2003, the Board of Directors approved a restricted stock award plan for Directors of the Bank that was amended in 2007 and subsequently terminated in 2008. No grants were made after the 2007’s grant. The restricted stock vested at a rate of 20% each year on the grant date’s anniversary.

Related costs charged against income related to these grants amounted to $41 thousand in 2012. Since December 31, 2012, the Bank has neither unrecognized compensation costs nor restricted stock related to this plan.

A summary of restricted stock granted to Directors is presented below:

		Weighted average
		grant date fair
	Shares	value

Non vested at January 1, 2012	3,518	$21.35
Granted	-	-
Vested	(3,518)	21.35
Non vested at December 31, 2012	-

The total fair value of vested stock during the year ended December 31, 2012 was $75 thousand.

C. Stock Option Plan 2006 – Directors and Executives (Discontinued)

The 2006 Stock Option Plan was terminated in 2008. The options granted under this plan had an expiration term of seven years after the grant date. No grants were made after the 2007’s grant. There were no compensation costs pending amortization or outstanding options related to this plan.

Since December 31, 2011, there are neither compensation costs pending to be amortized, nor outstanding options related to this plan.

A summary of the share options granted to Directors and certain Executives is presented below:

Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
		exercise	contractual	value
	Options	price	term	(thousands)
Outstanding at January 1, 2013	49,804	$16.34
Forfeited	-	-
Exercised	(49,804)	16.34
Outstanding at December 31, 2013	-

The intrinsic value of exercised options during the year ended December 31, 2013 and 2012 was $442 thousand and $570 thousand, respectively. During the year ended December 31, 2013 and 2012, the Bank received $814 thousand and $2,130 thousand from exercised options, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

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

A summary of the indexed stock purchase options is presented below:

				Weighted
		Weighted	Average	Aggregate
		average	remaining	intrinsic
		exercise	contractual	value
	Options	price	term	(thousands)
Outstanding at January 1, 2012	325,936	$12.86
Forfeited	-	-
Expired	(3,542)	14.48
Exercised	(322,394)	16.41
Outstanding at December 31, 2012	-

The intrinsic value of options exercised during the year ended December 31, 2012 was $1,213 thousand. During the year ended December 31, 2012, the Bank received $5,292 thousand, from exercised options.

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

	2013	2012
Outstanding at beginning of year	534	1,812
Exercised	(534)	(1,278)
Outstanding at end of year	-	534

Related cost charged against income related to this plan amounted to $1 thousand in 2012. There is no compensation cost related to this plan in 2013.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

17.	Cash and stock-based compensation plans (continued)

F. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2014, 2013 and 2012, the Bank charged to salaries expense $133 thousand, $120 thousand and $131 thousand, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2014 and 2013, the accumulated liability payable amounted to $222 thousand and $176 thousand, respectively.

18.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Years ended December 31,
	2014	2013	2012
Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	106,940	84,757	93,713
Net loss from discontinued operations	-	(4)	(681)
Net income attributable to Bladex stockholders for both basic and diluted EPS	106,940	84,753	93,032

Basic earnings per share from continuing operations	2.76	2.21	2.48
Diluted earnings per share from continuing operations	2.75	2.20	2.47

Basic loss per share from discontinued operations	-	(0.00)	(0.02)
Diluted loss per share from discontinued operations	-	(0.00)	(0.02)

Basic earnings per share	2.76	2.21	2.46
Diluted earnings per share	2.75	2.20	2.45

Weighted average common shares outstanding - applicable to basic	38,693	38,406	37,824

Weighted average common shares outstanding - applicable to basic	38,693	38,406	37,824
Effect of dilutive securities:
Stock options and restricted stock units plans	146	127	114
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,839	38,533	37,938

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

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

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

	December 31,
	2014	2013
Confirmed letters of credit	89,752	221,963
Stand-by letters of credit and guaranteed – Commercial risk	137,817	137,285
Credit commitments	158,549	121,175
	386,118	480,423

As of Decembet 31, 2014, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

Maturities	Amount
Within 1 year	292,720
From 1 to 2 years	41,269
From 2 to 5 years	51,551
More than 5 years	578
386,118

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

19.	Financial instruments with off-balance sheet credit risk (continued)

As of December 31, 2014 and 2013 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

	December 31,
	2014	2013
Country:
Argentina	-	295
Bolivia	-	80
Brazil	19,698	22,567
Chile	27,802	-
Colombia	53,874	38,545
Costa Rica	-	897
Dominican Republic	14,806	108
Ecuador	86,436	153,072
El Salvador	25	25
Guatemala	37,988	43,548
Honduras	412	412
Jamaica	415	338
Mexico	64,324	20,969
Netherlands	-	17,833
Panama	20,675	96,943
Paraguay	418	2
Peru	16,225	41,063
Switzerland	1,000	1,000
United Kingdom	-	70
Uruguay	40,946	40,946
Venezuela	1,074	1,710
	386,118	480,423

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

20.	Leasehold commitments

As of December 31, 2014,the future minimum leasehold commitments payments are as follows:

Expiration year	Amount
2015	2,305
2016	1,714
2017	1,585
2018	1,621
2019	1,669
Thereafter	14,128
Total minimum payments(1)	23,022

(1)	Minimum payments have not been reduced by minimum sublease rentals of $2,063 thousand due in the future under non-cancelable subleases.

The following table presents an analysis of all operating leases:

	2014	2013	2012
Rent expense	3,019	2,925	2,468
Less: Sublease rentals	(661)	(559)	(386)
	2,358	2,366	2,082

21.	Derivative financial instruments for hedging purposes

As of December 31, 2014 and 2013, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	2014			2013
	Nominal	Fair value(1)		Nominal	Fair value(1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	167,865	17	1,285	494,558	4,625	1,403
Cross-currency interest rate swaps	282,490	1,062	31,556	269,488	2,783	6,834
Cash flow hedges:
Interest rate swaps	891,500	2,691	1,805	453,000	393	243
Cross-currency interest rate swaps	56,000	-	5,547	126,308	6,392	-
Forward foreign exchange	126,058	8,554	-	88,130	684	92
Net investment hedges:
Forward foreign exchange	5,146	-	94	5,810	340	-
Total	1,529,059	12,324	40,287	1,437,294	15,217	8,572

Net gain on the ineffective portion of hedging activities (2)		106			353

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income as derivatives financial instruments and hedging.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

21.	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

2014
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,947)
Cross-currency interest rate swaps	(11,904)	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(4)	-

Forward foreign exchange	8,633	Interest income – securities available-for-sale	(238)	-
		Interest income – loans	(2,011)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	3,011	-
Total	(5,218)		768	-

Derivatives – net investment hedge
Forward foreign exchange	38	Gain (loss) on foreign currency exchange	-	-
Total	38		-	-

2013
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	226
Cross-currency interest rate swaps	(734)	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(11)	-

Forward foreign exchange	1,544	Interest income – securities available-for-sale	(1,461)	-
		Interest expense – borrowings and debt	31	-
		Gain (loss) on foreign currency exchange	1,562	-
Total	1,036		121	-

Derivatives – net investment hedge
Forward foreign exchange	464	Gain (loss) on foreign currency exchange	-	-
Total	464		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

21.	Derivative financial instruments for hedging purposes (continued)

2012
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217
Cross-currency interest rate swaps	3,740	Gain (loss) on foreign currency exchange	2,481	-
		Interest income – loans	(564)	-

Forward foreign exchange	1,742	Interest expense – borrowings and debt	(169)	-

		Gain (loss) on foreign currency exchange	3,679	-
Total	5,699		5,427	-

Derivatives – net investment hedge
Forward foreign exchange	109	Gain (loss) on foreign currency exchange	-	-
Total	109		-	-

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

2014
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(1,800)	2,345	545
	Interest income – loans	(361)	3,112	2,751
	Interest expense – borrowings and debt	3,737	(16,204)	(12,467)
	Derivative financial instruments and hedging	(994)	1,021	27
Cross-currency interest rate swaps	Interest income – loans	(853)	1,695	842
	Interest expense – borrowings and debt	4,538	(10,031)	(5,493)
	Derivative financial instruments and hedging	(24,335)	24,434	99
	Gain (loss) on foreign currency exchange	-	-	-
		(20,068)	6,372	(13,696)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

21.	Derivative financial instruments for hedging purposes (continued)

2013
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(3,088)	4,649	1,561
	Interest income – loans	(39)	350	311
	Interest expense – borrowings and debt	3,192	(16,204)	(13,012)
	Derivative financial instruments and hedging	(3,622)	3,942	320
Cross-currency interest rate swaps	Interest income – loans	(795)	1,548	753
	Interest expense – borrowings and debt	6,905	(12,452)	(5,547)
	Derivative financial instruments and hedging	(6,117)	6,150	33
	Gain (loss) on foreign currency exchange	(430)	458	28
		(3,994)	(11,559)	(15,553)

2012
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(2,982)	4,776	1,794
	Interest expense – borrowings and debt	1,564	(12,022)	(10,458)
	Derivative financial instruments and hedging	59	-	59
Cross-currency interest rate swaps	Interest income – loans	(239)	522	283
	Interest expense – borrowings and debt	8,024	(11,187)	(3,163)
	Derivative financial instruments and hedging	12	-	12
	Gain (loss) on foreign currency exchange	5,873	(6,469)	(596)
		12,311	(24,380)	(12,069)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

21.	Derivative financial instruments for hedging purposes (continued)

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 6.48 years.

The Bank estimates that approximately $222 thousand of losses reported in OCI as of December 31, 2014 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2015.

The Bank estimates that approximately $220 thousand of losses reported in OCI as of December 31, 2014 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged available-for-sale securities during the twelve-month period ending December 31, 2015.

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

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 12.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

22.	Accumulated other comprehensive income (loss)

As of December 31, 2014, 2013 and 2012 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

			Foreign currency
	Securities	Derivative	translation
	available	financial	adjustment,
	for sale	instruments	net of hedges	Total
Balance as of January 1, 2012	(1,728)	(640)	(744)	(3,112)
Net unrealized gains arising from the year	8,436	5,699	-	14,135
Reclassification adjustment for gains included in net income (1)	(5,775)	(5,427)	-	(11,202)
Foreign currency translation adjustment, net	-	-	(551)	(551)
Other comprehensive income (loss) from the year	2,661	272	(551)	2,382
Balance as of December 31, 2012	933	(368)	(1,295)	(730)

Net unrealized loss arising from the year	(9,640)	(2,302)	-	(11,942)
Reclassification adjustment for (gains) loss included in net income (1)	(1,487)	1,985	24	522
Foreign currency translation adjustment, net	-	-	(425)	(425)
Other comprehensive income (loss) from the year	(11,127)	(317)	(401)	(11,845)
Balance as of December 31, 2013	(10,194)	(685)	(1,696)	(12,575)

Net unrealized gain (loss) arising from the year	2,224	(1,813)	-	411
Reclassification adjustment for (gains) loss included in net income (1)	(2,330)	1,264	-	(1,066)
Foreign currency translation adjustment, net	-	-	(655)	(655)
Other comprehensive income (loss) from the year	(106)	(549)	(655)	(1,310)
Balance as of December 31, 2014	(10,300)	(1,234)	(2,351)	(13,885)

(1)	Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

2014
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	2	Interest income – securities available-for-sale
	1,796	Net gain on sale of securities available-for-sale
	532	Derivative financial instruments and hedging
2,330
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(2,245)	Interest income - loans
	-	Interest expense - borrowings
	981	Net gain (loss) on foreign currency exchange
(1,264)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

22.	Accumulated other comprehensive income (loss) (continued)

2013
	Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	2	Interest income – securities available-for-sale
	1,152	Net gain on sale of securities available-for-sale
	333	Derivative financial instruments and hedging
	1,487
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,472)	Interest income - loans
	31	Interest expense - borrowings
	(544)	Net gain (loss) on foreign currency exchange
	(1,985)
Loss in foreign currency translation adjustment:	(24)	Net gain (loss) from discontinued operations

2012
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	-	Interest income – securities available-for-sale
	5,775	Net gain on sale of securities available-for-sale
	-	Derivative financial instruments and hedging
5,775
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(564)	Interest income - loans
	(169)	Interest expense - borrowings
	6,160	Net gain (loss) on foreign currency exchange
(5,427)
Loss in foreign currency translation adjustment:	-	Net gain (loss) from discontinued operations

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

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

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

December 31, 2014
Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of assets
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of assets	balance sheet	balance sheet	instruments	received	amount
Derivatives financial instruments	12,324	-	12,324	-	-	12,324

December 31, 2013
Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of assets
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of assets	balance sheet	balance sheet	instruments	received	amount
Derivatives financial instruments	15,217	-	15,217	-	(1,050)	14,167

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated balance sheet as of December 31, 2014 and 2013:

	2014			2013
			Net amount			Net amount
		Gross amounts	of assets		Gross amounts	of assets
		offset in the	presented in the		offset in the	presented in the
	Gross amounts	consolidated	consolidated	Gross amounts	consolidated	consolidated
Description	of assets	balance sheet	balance sheet	of assets	balance sheet	balance sheet
Derivatives financial instruments:
Derivative financial instruments used for hedging – receivable	12,324	-	12,324	15,217	-	15,217
Total derivative financial instruments	12,324	-	12,324	15,217	-	15,217

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

23.	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments - liabilities

December 31, 2014
				Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of liabilities
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of liabilities	balance sheet	balance sheet	instruments	received	amount
Securities sold under repurchase agreements	300,519	-	300,519	(294,054)	(6,465)	-
Derivatives financial instruments	40,339	-	40,339	-	(29,183)	11,156
Total	340,858	-	340,858	(294,054)	(35,648)	11,156

December 31, 2013
				Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of liabilities
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of liabilities	balance sheet	balance sheet	instruments	received	amount
Securities sold under repurchase agreements	286,162	-	286,162	(285,471)	(691)	-
Derivatives financial instruments	8,644	-	8,644	-	(5,340)	3,304
Total	294,806	-	294,806	(285,471)	(6,031)	3,304

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidatedbalance sheet as of December 31, 2014 and 2013:

	2014			2013
			Net amount			Net amount
		Gross amounts	of liabillities		Gross amounts	of liabilities
		offset in the	presented in the		offset in the	presented in the
	Gross amounts	consolidated	consolidated	Gross amounts	consolidated	consolidated
Description	of liabilities	balance sheet	balance sheet	of assets	balance sheet	balance sheet
Securities sold under repurchase agreements	300,519	-	300,519	286,162	-	286,162
Derivatives financial instruments:
Trading liabilities	52	-	52	72	-	72
Derivative financial instruments used for hedging – payabale	40,287	-	40,287	8,572	-	8,572
Total derivative financial instruments	40,339	-	40,339	8,644	-	8,644

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

Derivative financial instruments (continued)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	December 31, 2014
			Internally developed
		Internally developed	models with
	Quoted market	models with	significant	Total carrying
	prices in an	significant observable	unobservable market	value in the
	active market	market information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Securities available-for-sale
Corporate debt	119,095	-	-	119,095
Sovereign debt	219,878	-	-	219,878
Total securities available-for-sale	338,973	-	-	338,973

Investment funds	-	57,574	-	57,574
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	2,708	-	2,708
Cross-currency interest rate swaps	-	1,062	-	1,062
Forward foreign exchange	-	8,554	-	8,554
Total derivative financial instruments used for hedging - receivable	-	12,324	-	12,324
Total assets at fair value	338,973	69,898	-	408,871

Liabilities
Trading liabilities
Cross-currency interest rate swaps	-	52	-	52
Forward foreign exchange	-	-	-	-
Total trading liabilities	-	52	-	52
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,090	-	3,090
Cross-currency interest rate swaps	-	37,107	-	37,107
Forward foreign exchange	-	90	-	90
Total derivative financial instruments used for hedging - payable	-	40,287	-	40,287
Total liabilities at fair value	-	40,339	-	40,339

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

	December 31, 2013
			Internally developed
		Internally developed	models with
	Quoted market	models with	significant	Total carrying
	prices in an	significant observable	unobservable market	value in the
	active market	market information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Securities available-for-sale
Corporate debt	178,168	-	-	178,168
Sovereign debt	156,200	-	-	156,200
Total securities available-for-sale	334,368	-	-	334,368

Investment funds	-	118,661	-	118,661
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	5,018	-	5,018
Cross-currency interest rate swaps	-	9,175	-	9,175
Forward foreign exchange	-	1,024	-	1,024
Total derivative financial instruments used for hedging - receivable	-	15,217	-	15,217
Total assets at fair value	334,368	133,878	-	468,246

Liabilities
Trading liabilities
Interest rate swaps	-	65	-	65
Cross-currency interest rate swaps	-	7	-	7
Total trading liabilities	-	72	-	72
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	1,646	-	1,646
Cross-currency interest rate swaps	-	6,834	-	6,834
Forward foreign exchange	-	92	-	92
Total derivative financial instruments used for hedging - payable	-	8,572	-	8,572
Total liabilities at fair value	-	8,644	-	8,644

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3. Fair value of these instruments is provided for disclosure purposes only.

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2014
					Internally
				Internally developed	developed models
			Quoted market	models with	with signicant
			prices in an	significant observable	unobservable market
	Carrying	Fair	active market	market information	information
	Value	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Instruments with carrying value that approximates fair value	942,471	942,471	-	942,471	-
Securities held-to-maturity	54,180	53,295	29,909	23,386	-
Loans, net (1)	6,598,060	6,820,731	-	6,820,731	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,936,086	2,936,166	-	2,936,166	-
Short-term borrowings and debt	2,692,537	2,692,344	-	2,692,344	-
Long-term borrowings and debt	1,405,519	1,424,579	-	1,424,579	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	7,637	7,337	-	-	7,337

(1)	The carrying value of loans is net of the Allowance for loan losses of $79.7 million and unearned income and deferred fees of $8.5 million for December 31, 2014.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

24.	Fair value of financial instruments (continued)

	December 31, 2013
					Internally
				Internally developed	developed models
			Quoted market	models with	with signicant
			prices in an	significant observable	unobservable market
	Carrying	Fair	active market	market information	information
	Value	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Instruments with carrying value that approximates fair value	881,573	881,573	-	881,573	-
Securities held-to-maturity	33,759	33,634	17,010	16,624	-
Loans, net (1)	6,068,879	6,264,624	-	6,264,624	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,662,412	2,662,609	-	2,662,609	-
Short-term borrowings and debt	2,705,365	2,711,936	-	2,711,936	-
Long-term borrowings and debt	1,153,871	1,180,877	-	1,180,877	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,827	5,365	-	-	5,365

(1)	The carrying value of loans is net of the Allowance for loan losses of $72.7 million and unearned income and deferred fees of $6.7 million for December 31, 2013.

25.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

26.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of December 31, 2014, the Bank’s capital adequacy ratio is 15.14% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

27.	Business segment information (continued)

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

The Treasury Segment incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Segment includes net interest income from deposits with banks, securities available-for-sale and held-to-maturity, net interest margin related to investment funds, derivative and hedging activities, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

27.	Business segment information (continued)

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Year ended December 31
	2014	2013	2012
COMMERCIAL
Interest income	201,908	192,979	183,365
Interest expense	(79,674)	(77,931)	(73,398)
Net interest income	122,234	115,048	109,967
Net other income (2)	21,068	15,338	12,216
Operating expenses	(42,508)	(40,945)	(38,322)
Net operating income (3)	100,794	89,441	83,861
Reversal of provision (provision) for loan and off-balance sheet credit losses	(8,522)	1,217	12,389
Recoveries, net of impairment of assets	7	108	-
Net income attributable to Bladex stockholders	92,279	90,766	96,250

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 and 6)	6,677,734	6,141,630	5,708,456
Other assets and contingencies (5)	500,665	482,117	237,077
Total interest-earning assets, other assets and contingencies	7,178,399	6,623,747	5,945,533

TREASURY
Interest income	10,822	12,324	9,072
Interest expense	8,075	(4,280)	(14,062)
Net interest income	18,897	8,044	(4,990)
Net other income (expense)(2)	6,483	(4,877)	14,612
Operating expenses	(11,194)	(13,361)	(17,492)
Net operating income (3)	14,186	(10,194)	(7,870)
Net income (loss)	14,186	(10,194)	(7,870)
Net income attributable to the redeemable noncontrolling interest	(475)	(4,185)	293
Net income (loss) attributable to Bladex stockholders	14,661	(6,009)	(8,163)

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,231,243	1,326,506	1,035,313
Redeemable noncontrolling interest	-	(49,898)	(3,384)
Total interest-earning assets, other assets and contingencies	1,231,243	1,276,608	1,031,929
TOTAL
Interest income	212,730	205,303	192,437
Interest expense	(71,599)	(82,211)	(87,460)
Net interest income	141,131	123,092	104,977
Net other income (2)	27,551	10,461	26,828
Operating expenses	(53,702)	(54,306)	(55,814)
Net operating income (3)	114,980	79,247	75,991

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

27.	Business segment information (continued)

	Year ended December 31
	2014	2013	2012

Net operating income (3)	114,980	79,247	75,991
Reversal of provision (provision) for loans and off-balance sheet credit losses	(8,522)	1,217	12,389
Recoveries, net of impairment of assets	7	108	-
Net income – business segment	106,465	80,572	88,380
Net income (loss) attributable to the redeemable noncontrolling interest	(475)	(4,185)	293
Net income attributable to Bladex stockholders – business segment	106,940	84,757	88,087
Other income unallocated - gain on sale of premises and equipment	-	-	5,626
Discontinued operations (Note 3)	-	(4)	(681)
Net income attributable to Bladex stockholders	106,940	84,753	93,032

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	7,908,977	7,468,136	6,743,769
Other assets and contingencies (5)	500,665	482,117	237,077
Redeemable noncontrolling interest	-	(49,898)	(3,384)
Total interest-earning assets, other assets and contingencies	8,409,642	7,900,355	6,977,462

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.
(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available-for-sale and held-to-maturity, trading securities and the balance of investment funds.

	Year ended December 31
	2014	2013	2012
Reconciliation of Net other income:
Net other income – business segment	27,551	10,461	26,828
Reversal of provision (provision) for losses on off-balance sheet credit risk	(1,627)	(381)	4,046
Recoveries, net of impairment of assets	7	108	-
Gain on sale of premises and equipment	-	-	5,626
Net other income – consolidated financial statements	25,931	10,188	36,500

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

27.	Business segment information (continued)

	Year ended December 31
	2014	2013	2012
Reconciliation of total assets:
Interest-earning assets – business segment	7,908,977	7,468,136	6,743,769
Allowance for loan losses	(79,675)	(72,751)	(72,976)
Customers’ liabilities under acceptances	114,018	1,128	1,157
Accrued interest receivable	47,938	40,727	37,819
Equipment and leasehold improvements, net	8,129	10,466	12,808
Derivative financial instruments used for hedging - receivable	12,324	15,217	19,239
Other assets	13,561	8,389	14,580
Total assets – consolidated financial statements	8,025,272	7,471,312	6,756,396

Geographic information is as follows:

	2014
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	195,575	-	17,135	20	212,730
Interest expense	(70,539)	-	(1,023)	(37)	(71,599)
Net interest income	125,036	-	16,112	(17)	141,131

Long-lived assets:
Equipment and leasehold improvements, net	7,994	-	135	-	8,129

	2013
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	184,501	33	18,501	2,268	205,303
Interest expense	(79,132)	-	(1,235)	(1,844)	(82,211)
Net interest income	105,369	33	17,266	424	123,092

Long-lived assets:
Equipment and leasehold improvements, net	10,237	-	229	-	10,466

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements
(In thousands of US dollars)

27.	Business segment information (continued)

	2012
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	173,663	155	17,894	725	192,437
Interest expense	(86,019)	-	(1,332)	(109)	(87,460)
Net interest income	87,644	155	16,562	616	104,977

Long-lived assets:
Equipment and leasehold improvements, net	12,397	8	403	-	12,808

28.	Restriction on retained earnings

As of December 31, 2014, $7.9 million of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

29.	Subsequent event

The international administrative office in Miami, Florida, USA ceased operations during the first quarter of 2015.

