Form 20-F
period 2015-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2016-04-29
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

6,342,189	Shares of Class A Common Stock
2,474,469	Shares of Class B Common Stock
30,152,247	Shares of Class E Common Stock
0	Shares of Class F Common Stock
38,968,905	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large Accelerated Filer	☐ Accelerated Filer	☐ Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries (as described in Item 4.A “Information on the Company – History and Development of the Company”). References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Lationoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States (“U.S.”), dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

For years up to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The Consolidated Financial Statements included in this Annual Report for the year ended December 31, 2015, are the first the Bank has prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), in adherence to a mandate of the Superintendency of Banks of Panama for fully licensed banks in Panama. Accordingly, the Bank has prepared financial statements which comply with IFRS applicable for years ending on or after December 31, 2015, together with the comparative period data as at and for the year ended December 31, 2014, as described in the accounting policies. In preparing these financial statements, the Bank’s opening statement of financial position was prepared as of January 1, 2014, the Bank’s date of transition to IFRS.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	the growth of the Bank’s Credit Portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;

•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated profits and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury profits;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for expected credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	existing and future governmental banking and tax regulations, including Basel II and Basel III capital and leverage requirements and Basel Committee on Banking Supervision liquidity requirements as adopted in the countries in which the Bank does business, and the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) on the Bank’s business, business practices, and costs of operation as a foreign bank with offices in the United States of America (“United States” or “USA”);
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2016 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with IFRS, as issued by the IASB. In preparing these financial statements, the Bank’s opening statement of financial position was prepared as of January 1, 2014, the Bank’s date of transition to IFRS. Because fiscal year 2015 is the first year the Bank has prepared and presented its financial statements in accordance with IFRS, the Bank did not include the historical financial information as of and for the years ended December 31, 2013, 2012 and 2011. The following selected financial data for the fiscal years ended December 31, 2015 and 2014 have been derived from the Consolidated Financial Statements that are included in this report beginning on page F-1. The Consolidated Financial Statements for the years ended December 31, 2015, and 2014 were audited by the independent registered public accounting firm Deloitte, Inc. (“Deloitte”), and are included in this Annual Report, together with the report of the independent registered public accounting firm Deloitte. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,		As of January 1,
	2015	2014	2014
	(in $ thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	1,299,966	780,515	839,718
Financial instruments at fair value through profit or loss	53,411	57,574	68,762
Financial instruments at fair value through OCI	141,803	338,973	334,368
Securities at amortized cost, net	108,215	54,738	33,570
Loans at amortized cost	6,691,749	6,686,244	6,148,298
Allowance for expected credit losses on loans at amortized cost	89,974	77,687	70,876
Total assets	8,286,216	8,022,408	7,418,108
Total deposits	2,795,469	2,506,694	2,361,336
Financial liabilities at fair value through profit or loss	89	52	72
Securities sold under repurchase agreements	114,084	300,519	286,162
Short-term borrowings and debt	2,430,357	2,692,537	2,705,365
Long-term borrowings and debt, net	1,881,813	1,399,656	1,148,684
Total liabilities	7,314,285	7,111,369	6,559,106
Common stock	279,980	279,980	279,980
Total stockholders’ equity	971,931	911,039	859,002

As of and for the Year Ended December 31,
2015	2014
(in $ thousands, except per share data and ratios)
Consolidated Statement of Profit and Loss Data:
Interest income	$220,312	$212,898
Interest expense	74,833	71,562
Net interest income	145,479	141,336

Fees and commissions, net	19,200	17,502
Derivative financial instruments and foreign currency exchange	(23)	208
Gain per financial instrument at fair value through profit or loss	5,731	2,361
Gain per financial instrument at fair value through OCI	363	1,871
Gain on sale of loans at amortized cost	1,505	2,546
Other income, net	1,603	1,786
Net other income	28,379	26,274
Total income	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost (1)	17,248	6,782
Impairment loss from expected credit losses on investment securities (1)	5,290	1,030
Impairment (gain) loss from expected credit losses on off-balance sheet instruments (1)	(4,448)	3,819
Salaries and other employee expenses	30,435	31,566
Depreciation of equipment and leasehold improvements	1,371	1,545
Amortization of intangible assets	596	942
Professional services	4,621	5,177
Maintenance and repairs	1,635	1,544
Other expenses	13,126	12,839
Profit for the year	$103,984	$102,366
Weighted average basic shares	38,925	38,693
Weighted average diluted shares	39,113	38,882
Basic shares period end	38,969	38,777
Per Common Share Data:
Basic earnings per share	2.67	2.65
Diluted earnings per share	2.66	2.63
Book value per share (period end)	24.94	23.49
Regular cash dividends declared per share	1.155	1.435
Regular cash dividends paid per share	1.54	1.40
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.32%	1.35%
Return on average total stockholders’ equity (2)	10.95%	11.45%
Net interest margin (3)	1.84%	1.88%
Net interest spread (3)	1.68%	1.72%
Total operating expenses (4) to average total assets (2)	0.66%	0.71%
Regular cash dividend payout ratio (5)	57.65%	52.92%
Liquidity Ratios:
Liquid assets (6) / total assets	15.29%	9.24%
Liquid assets (6) / total deposits	45.33%	29.57%
Asset Quality Ratios:
Non-performing loans to gross loan portfolio (7)	0.78%	0.06%
Charged-off loans to gross loan portfolio	0.09%	0.00%
Allowance for expected credit losses on loans to gross loan portfolio	1.34%	1.16%
Allowance for expected credit losses on off-balance sheet credit risk to total contingencies	1.17%	1.97%
Capital Ratios:
Total stockholders’ equity to total assets	11.73%	11.36%
Average total stockholders’ equity to average total assets (2)	12.02%	11.83%
Leverage ratio (8)	8.5	x	8.8	x
Tier 1 capital to risk-weighted assets (9)	16.1%	15.5%
Risk-weighted assets (9)	$6,103,767	$5,913,505

(1)	For information regarding impairment loss from expected credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(2)	Average total assets and average total stockholders’ equity are calculated on the basis of unaudited monthly average balances.
(3)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

(4)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”
(5)	Calculated on regular cash dividends paid per share during the period.
(6)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits, as shown in the consolidated statements of cash flows and note 4 to the Audited Financial Statements. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements” Notes 4 and 26.2 to the Audited Financial Statements.
(7)	As of December 31, 2015 and 2014 the Bank had $52 million and $4 million in non-performing loans, respectively, all of which corresponded to impaired loans. Subsequent prepayments during early 2016 reduced non-performing loans to $28 million (0.42% non-performing loans to gross loan portfolio ratio). Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(8)	Leverage ratio is the ratio of total assets to total stockholders’ equity.
(9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total stockholders’ equity excluding certain effects such as other comprehensive income (“OCI”) of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk, being the risk of not being able to maintain adequate cash flow to repay its deposits and borrowings and fund its Credit Portfolio (as defined below) on a timely basis. Failure to adequately manage its liquidity risk could produce an available funds shortage as a result of which the Bank would not be able to repay its obligations as they become due.

As of December 31, 2015, 34% of the Bank’s funding represents short-term borrowings and debt from international private banks, which compete with the Bank in its lending activity. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

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

As of December 31, 2015, approximately 68% of the Bank’s total deposits represented deposits from central banks or their designees (the Bank’s Class A shareholders), 14% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 10% of the Bank’s deposits represented deposits from state-owned and private corporations, 6% of the Bank’s deposits represented deposits from state-owned banks, and 2% of the Bank’s deposits represented deposits from multilateral agencies.

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

The Bank’s allowance for expected credit losses could be inadequate to cover credit losses related to its loans and contingencies.

The Bank determines the appropriate level of allowances for expected credit losses based on a process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s commercial portfolio (the “Commercial Portfolio”) includes gross loans at amortized cost (or the “Loan Portfolio”), and “Contingencies and Other Assets.” Contingencies and Other Assets consist of selected instruments with off-balance sheet credit risk, such as confirmed and stand-by letters of credit, credit commitments, and guarantees covering commercial risk, customers’ liabilities under acceptances, and an equity investment. The Bank’s allowances for expected credit losses could be inadequate to cover losses in its Commercial Portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss and at fair value through OCI, short-term and long-term borrowings and debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

The Bank faces interest rate risk that is caused by the mismatch in maturities of interest-earning assets and interest-bearing liabilities.  If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

As a bank, Bladex faces interest rate risk because interest-bearing liabilities generally reprice at a different pace than interest-earning assets. Bladex’s exposure to financial instruments whose values vary with the level or volatility of interest rates contributes to its interest rate risk. Failure to adequately manage eventual mismatches may reduce the Bank’s net interest income during periods of fluctuating interest rates.

The Bank’s Commercial Portfolio may decrease or may not continue to grow at the present rate or at a similar rate. Additionally, growth in the Bank’s Commercial Portfolio may expose the Bank to an increase in allowance for expected credit losses.

It is difficult to predict whether the Bank’s Commercial Portfolio, including the Bank’s foreign trade portfolio, will continue to grow in the future at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s Commercial Portfolio. Additionally, the future expansion of Bladex’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Non-performing or low credit quality loans can negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported non-performing loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, or factors beyond the Bank’s control, such as the impact of economies trends and political events affecting the Region, events affecting certain industries or events affecting financial markets and global economies.

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

The Bank is subject to extensive laws and regulations regarding the Bank organization, operations, lending and funding activities, capitalization and other matters. In 2010, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed comprehensive changes to the liquidity coverage ratio and liquidity risk monitoring tools, known as Basel III. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and determined the Bank’s Tier 1 Basel III capital ratio to be 16.1% as of December 31, 2015.

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

On March 18, 2010, the Hiring Incentives to Restore Employment Act of 2010, Pub. L. 111-147 (H.R. 2847), added sections 1471 through 1474 (collectively, FATCA) to Subtitle A of the Internal Revenue Code of 1986, as amended (the Code). FATCA requires withholding agents, including foreign financial institutions (FFIs), to withhold thirty percent (30%) of certain payments to a FFI unless the FFI has entered into an agreement with the U.S. Internal Revenue Service (IRS) to, among other things, report certain information with respect to U.S. accounts. FATCA also imposes on withholding agents certain withholding, documentation, and reporting requirements with respect to certain payments made to certain non-financial foreign entities.

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

Adoption of IFRS affects the presentation of our financial information, which was prepared under U.S. GAAP prior to January 1, 2015.

On January 1, 2015, the Bank began preparing its financial statements in accordance with IFRS. Prior to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with U.S. GAAP. Because IFRS differ in certain significant respects from U.S. GAAP, the Bank’s financial information prepared and presented in its previous annual reports under U.S. GAAP is not directly comparable to its IFRS financial data. The lack of comparability of the Bank’s recent and historical financial data may make it difficult to gain a full and accurate understanding of its operations and financial condition.

The Bank’s status as a “foreign private issuer” allows it to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP.

The Bank has adopted and presented its financial statements in accordance with IFRS accounting principles. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements. The SEC allows foreign private issuers such as the Bank to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require the Bank to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Accordingly, the readers of the Bank’s financial statements should familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

Filers of financial statements under IFRS are not currently subject to the SEC’s XBRL requirements which may provide less information to investors than is provided by filers utilizing XBRL.

The SEC requires most reporting companies to provide financial statements in their periodic reports that include “XBRL tagging” – cross references that provide the reader with a greater understanding of the components of line items contained in financial statements. However, the SEC has not yet developed taxonomy to enable filers of IFRS financial statements, such as the Bank, to include XBRL tagging in their financial statements. Until such time as the SEC develops taxonomy to allow IFRS filers to include XBRL tagging, IFRS filers will be relieved of the obligation to provide XBRL tagging with their financial statements, and readers will not have the benefit of XBRL tagging when reviewing our financial statements.

Risks Relating to the Region

The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic changes in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

The Bank’s credit activities are concentrated in the Region, which is a reflection of the Bank’s mission and strategy. Historically, economies of countries in the Region have occasionally experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recessions, declining investments, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Global economic changes, including fluctuations in oil prices, commodities prices, U.S. dollar interest rates and the U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have a significant adverse effect on the economic condition of countries in the Region, including Panama and the other countries where the Bank operates. In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for expected credit losses, debt restructuring, and loan losses. As a result, this could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a number of countries. The Bank’s credit portfolio (the “Credit Portfolio”) includes the Commercial Portfolio plus the Investment Securities Portfolio. The “Investment Securities Portfolio” consists of securities at amortized cost and financial instruments at fair value through OCI. Adverse changes affecting the economies in one or more of those countries could have an adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2015, 61% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,685 million, or 23%), Mexico ($874 million, or 12%), Colombia ($769 million, or 10%), Panama ($625 million, or 8%), and Peru ($538 million, or 7%).

In addition, as of December 31, 2015, of the Bank’s total Credit Portfolio balances, 6% were to five borrowers in Brazil, 5% were to five borrowers in Colombia, 4% were to five borrowers in Panama, 3% were to five borrowers in Mexico, and 3% were to five borrowers in Peru. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s Credit Portfolio, requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect being accentuated because of this concentration.

See Item 4.B. “Information on the Company—Business Overview—Developments During 2015”.

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

For more information on the Bank’s Risk Management, see Item 18, “Financial Statements”, note 26.

Item 4.	Information on the Company

A.	History and Development of the Company

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized multinational bank originally established by central banks of Latin American and Caribbean countries to promote trade finance in the Region. The legal name of the Bank is Banco Latinoamericano de Comercio Exterior, S.A. The commercial name of the Bank is Bladex.

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

The Bank offers its services through its head office in Panama City, its agency in New York (“the New York Agency”), its subsidiaries in Brazil and Mexico, and its representative offices in Buenos Aires, Argentina; Mexico City, and Monterrey, Mexico; Sao Paulo, Brazil; Lima, Peru; and Bogotá, Colombia, as well as through a worldwide network of correspondent banks. The Bank’s international administrative office located in Miami, Florida (the “Florida Administrative Office”), ceased operations during the first quarter of 2015.

Bladex’s headquarters office is located at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Panama, and its telephone number is +507 210-8500. The New York Agency is located at 10 Bank Street, Suite 1220, White Plains, NY 10606, and its telephone number is (914) 328-6640.

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange Euronext (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

•	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, USA, on May 30, 2000. Bladex Holdings maintains ownership in two subsidiaries: Bladex Representação Ltda. and Bladex Investimentos Ltda.

o	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

o	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings owns the remaining 1%. Bladex Investimentos Ltda. has invested substantially all of its assets in an investment fund incorporated in Brazil (“the Brazilian Fund”), which is registered with the Brazilian Securities Commission, (Comissão de Valores Mobiliários (the “CVM”)). The Brazilian Fund is a non-consolidated entity. The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

•	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

•	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other financial products, such as loans and factoring.

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

Since January 2014, the changes of the Bank´s investment in the Feeder are recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit or loss” line item. The Feeder is not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated financial statements” according to which the existing rights in the fund do not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2015 and 2014, and January 1, 2014 the Bank had a participation in that fund of 47.71%, 49.61% and 55.87%, respectively.

Bladex also reports the changes in the net asset value of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank does not consolidate, because the existing rights on this fund do not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment is adjusted to recognize the Bank's participation in the profits and losses of the fund in the line “gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The Bank’s commitment to remain an investor in these funds expired on April 1st, 2016, and the Bank has since proceeded to redeem its entire interest in the funds.

See Item 18. “Financial Statements,” notes 1, 2.1, 2.2, and 5.2.

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

First, the Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio’s activities. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, and contingencies. The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing), and financial leasing.

Second, the Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. The Treasury Business Segment includes cash and cash equivalents, financial instruments at fair value through profit or loss and at fair value through Other Comprehensive Income (Loss) Account, and securities at amortized cost.

Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining some exceptions on U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains both its focus on trade finance and its Class A shareholders’ participation, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2015, the Bank had 66 employees, or 33% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2015

2015 was a challenging year for the global economy, which experienced heightened volatility resulting from expectations of (i) an imminent increase in interest rates by the U.S. Federal Reserve, (ii) concerns about China’s slower economic growth and (iii) persistently high oil production levels in the face of tepid demand. Global GDP growth decreased in 2015 compared to 2014, while growth and overall performance differed greatly among individual economies. The U.S. economy experienced moderate growth, as did the Eurozone and Japan. However, larger economies in emerging markets, such as China, Brazil and Russia experienced lower growth, or even outright recession in 2015.

The slowdown and rebalancing of the Chinese economy, lower commodity prices, and strains in certain large emerging market economies continued to weigh on global trade flows during 2015, with particular impact in the Region, as external aggregate demand for the principal products produced in Latin America and the Caribbean decreased.

The Region experienced a decrease in its 2015 average GDP growth rate, mainly impacted by its largest economy, Brazil, which registered a decrease of 3.8% in its GDP. The Region’s overall exports decreased year-over-year, for the second consecutive year, in those economies with a greater dependence on commodities exports, such as Brazil, Chile, Colombia, and Peru. However, Mexico, Central America and parts of the Caribbean and South America, managed to grow in this environment, adding to a pattern of divergent growth paths among countries in the Region.

In this challenging macroeconomic environment, the Bank was able to deploy its specialized knowledge and well diversified presence throughout the Region to achieve:

-	Moderate average growth of its Commercial Portfolio, together with continuing prudent risk management focused on reducing risk weighted assets;
-	Diversification and strengthening of the Bank’s funding structure through issuances in the debt capital markets and loan syndications;
-	Increased generation of commission and fee income from the origination, distribution and syndication of high quality credits;
-	Greater levels of efficiency and strong operational performance; and
-	Stronger capitalization levels.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Profit for the year and Trend Information” and Item 18, “Financial Statements,” note 16.

Strategies for 2016 and Subsequent Years

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

Targeted growth in expanding and diversifying the Bank’s client base

The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations and upper middle-market companies. This may be achieved through the Bank’s participation in bilateral and co-financed transactions or trade services provided. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise and client approach, its product knowledge, its quality of service and agile decision-making process.

Enhance current products and services by targeting the main trade related and growth sectors in the Region

In addition to its significant exposure to Latin American financial institutions, the Bank intends to continue enhancing its expertise in the sectors in which the Bank currently operates, while strategically targeting industries and participants in the value chain of international trade by country within the Region. Targeted participants, include most of the main exporting sectors related to commodities (agribusiness, oil & gas, metals, and petrochemicals, among others) and services (transportation and utilities, among others). Bladex also intends to continue exploring strong regional and local partnerships to bolster its range of services and increase its presence in key economic sectors throughout the Region.

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

Lending Policies

The Bank extends credit directly to financial institutions, corporations and middle-market companies within the Region. The distinction between corporations and middle-market companies is based on the particular client’s volumes of annual sales, as well as borrower’s country of domicile, and certain other criteria. The Bank finances import and export transactions for all types of goods and products, excepting restricted items such as weapons, ammunition, military equipment, and hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers applying its credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

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

The amount of capital allocated to a transaction is based on customer type (sovereign, state-owned or private corporations, middle-market companies, or financial institutions), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from one to 180 days, 181 days to a year, between one and three years, or longer than three years). Capital utilizations by the business units cannot exceed the Bank’s reported total stockholders’ equity.

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not obligated to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of a request from the borrower for financing, usually related to foreign trade, which accounted for 56% of such credit as of December 31, 2015. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2015, the legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $243.0 million, and for financial institutions and financial groups amounted to $291.6 million. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. On a quarterly basis, the CPER reviews the impaired portfolio, if any, along with certain non-impaired credits. As of December 31, 2015, the Bank was in compliance with regulatory legal lending limits.

See Item 4.B, “Information on the Company—Business Overview—Regulations—Panamanian Law.”

Credit Portfolio

The Bank’s “Credit Portfolio” consists of the “Commercial Portfolio” and the “Investment Securities Portfolio”. The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), and “Contingencies and Other Assets.” Contingencies and Other Assets consist of selected instruments with off-balance sheet credit risk, such as confirmed and stand-by letters of credit, credit commitments and guarantees covering commercial risk, customers’ liabilities under acceptances, and an equity investment. The Bank’s Investment Securities Portfolio consists of financial instruments at fair value through OCI and securities at amortized cost.

The Credit Portfolio decreased $176 million, or 2%, to $7,405 million as of December 31, 2015, from $7,581 million as of December 31, 2014, primarily attributable to reduced holdings on the Bank’s financial instruments at fair value through OCI (-$197 million, or -59%).

Commercial Portfolio

The Bank’s Commercial Portfolio remained relatively stable at $7,155 million as of December 31, 2015, compared to $7,187 million as of December 31, 2014, a $32 million decrease largely attributable to stable demand from the Bank’s established client base of corporations and financial institutions (up $70 million, or 1%, from December 31, 2014), which was more than offset by decreased activity in middle-market companies ($102 million, or a 21% decrease from December 31, 2014).

As of December 31, 2015, 56% of the Bank’s Commercial Portfolio consisted of trade-related credits, and the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade. 56% of the Bank’s Commercial Portfolio is represented by corporations, of which 66% is trade financing.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2015 (1)%		2014 (2)%
	(in $ million, except percentages)
Loans	$6,692	93.5	$6,686	93.0
Contingencies and other assets	463	6.5	501	7.0
Total	$7,155	100.0	$7,187	100.0
(1)	Includes non-performing loans for $52 million as of December 31, 2015.
(2)	Includes non-performing loans for $4 million as of December 31, 2014.

Loan Portfolio

As of December 31, 2015, the Bank’s Loan Portfolio amounted to $6,692 million, compared to $6,686 million as of December 31, 2014. As of December 31, 2015, 70% of the Bank’s Loan Portfolio was scheduled to mature within one year.

As of December 31, 2015, the Bank had non-performing loans of $52 million (or 0.78% of the Loan Portfolio), compared to $4 million (or 0.06% of the Loan Portfolio) as of December 31, 2014.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects-Operating Results—Changes in Financial Condition” and “Operating and Financial Review and Prospects—Operating Results—Asset Quality and Allowance for Expected Credit Losses,” and Item 18, “Financial Statements,” notes 3.4, and 5.6.

Loan Portfolio by Country Risk

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2015	% of Total Loans	2014	% of Total Loans
	(in $ million, except percentages)
Argentina	$142	2.1	$185	2.8
Belgium	13	0.2	0	0.0
Bermuda	20	0.3	0	0.0
Bolivia	20	0.3	10	0.1
Brazil (1)	1,605	24.0	1,972	29.5
Chile	195	2.9	157	2.4
Colombia (2)	621	9.3	726	10.9
Costa Rica	341	5.1	321	4.8
Dominican Republic	384	5.7	243	3.6
Ecuador	169	2.5	120	1.8
El Salvador	68	1.0	116	1.7
France	6	0.1	6	0.1
Germany	97	1.4	100	1.5
Guatemala	458	6.8	263	3.9
Honduras	118	1.8	93	1.4
Jamaica	17	0.2	16	0.2
Mexico (2)	789	11.8	868	13.0
Netherlands	0	0.0	10	0.2
Nicaragua	17	0.3	8	0.1
Panama	455	6.8	321	4.8
Paraguay	116	1.7	132	2.0
Peru	511	7.6	590	8.8
Singapore	12	0.2	0	0.0
Switzerland	45	0.7	50	0.7
Trinidad & Tobago	200	3.0	165	2.5
United States of America	54	0.8	55	0.8
Uruguay	219	3.3	160	2.4
Total	$6,692	100.0	$6,686	100.0

(1)	Includes non-performing loans in Brazil of $4 million in 2015 and $3 million in 2014.
(2)	Includes non-performing loans in Colombia of $47 million in 2015, and zero non-performing loans in 2014.
(3)	Includes non-performing loans in Mexico of $1 million in 2015 and 2014, respectively.

As of December 31, 2015, the Bank’s Loan Portfolio extended in European countries represented $160 million or 2.40% of the total Loan Portfolio, compared to $166 million or 2.49% as of December 31, 2014. These loans consisted primarily of loans extended to subsidiaries of multinational corporations established in Latin America, and typically include head-office loan guarantees.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower at the dates indicated:

	As of December 31,
	2015	% of Total Loans	2014	% of Total Loans
	(in $ million, except percentages)
Private sector commercial banks and financial institutions	$1,975	29.5	$1,891	28.3
State-owned commercial banks	613	9.2	445	6.7
Central banks	0	0.0	35	0.5
State-owned organizations	462	6.9	712	10.6
Private middle-market companies (1)	388	5.8	483	7.2
Private corporations (2)	3,255	48.6	3,120	46.7
Total	$6,692	100.0	$6,686	100.0
(1)	Includes $1 million in non-performing loans in 2015 and 2014, respectively.
(2)	Includes $51 million and $3 million in non-performing loans in 2015 and 2014, respectively.

The Bank did not have any exposure to European sovereign debt as of December 31, 2015 and 2014.

As of December 31, 2015, the Bank’s Loan Portfolio amounted to $6,692 million, an increase of $5 million from $6,686 million, as of December 31, 2014, due to a stable demand for the Bank’s lending products, as the Bank´s core competencies allowed it to compete effectively, despite less significant growth seen in the Region´s markets compared to previous years.

As of December 31, 2015, the Bank’s Loan Portfolio industry exposure mainly included: (i) 39% in the financial institutions sector; (ii) 17% in the industrial sector, comprised of metal manufacturing, food and beverage, petrochemical, and other manufacturing industries; (iii) 17% in the agricultural sector, mostly comprised of grains and oilseeds, coffee and sugar; (iv) 12% in the oil and gas sector, which in turn was divided into downstream (6%), integrated (5%), and upstream (2%); and (v) 10% in the services sector, comprised mainly of airline and shipping activities, and other services. No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2015, by type of rate and type of borrower:

	As of December 31, 2015
	(in $ million)
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$733	$33	$0	$766
State-owned commercial banks	360	16	0	376
State-owned organizations	410	0	0	410
Private middle-market companies	204	5	0	209
Private corporations	1,363	53	0	1,416
Sub-total	$3,070	$107	$0	$3,177
FLOATING RATE
Private sector commercial banks and financial institutions	$563	$645	$1	$1,209
State-owned commercial banks	139	98	0	237
State-owned organizations	26	25	0	51
Private middle-market companies	94	78	7	179
Private corporations	791	1,019	29	1,839
Sub-total	$1,613	$1,865	$37	$3,515
Total	$4,683	$1,972	$37	$6,692

Contingencies and Other Assets

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

As of December 31, 2015 and 2014, total Contingencies and Other Assets in the Commercial Portfolio amounted to $463 million and $501 million, 6% and 7%, respectively, of the total Commercial Portfolio, of which 56% and 61% corresponded to letters of credit, respectively.

The following table presents the distribution of the Bank’s Contingencies and Other Assets by country risk, as of December 31 of each year:

	As of December 31,
	2015		2014
	Amount	% of Total Contingencies and other assets	Amount	% of Total Contingencies and other assets
	(in $ million, except percentages)
Contingencies
Argentina	$10	2.2	$0	0.0
Bolivia	1	0.3	0	0.0
Brazil	17	3.7	20	3.9
Chile	0	0.0	28	5.6
Colombia	96	20.7	54	10.8
Dominican Republic	5	1.0	15	3.0
Ecuador	89	19.1	87	17.3
Guatemala	0	0.0	38	7.6
Honduras	1	0.2	0	0.1
Jamaica	0	0.0	0	0.1
Mexico	47	10.1	64	12.8
Panama	136	29.4	21	4.1
Paraguay	0	0.0	0	0.1
Peru	19	4.1	16	3.2
Singapore	25	5.4	0	0.0
Switzerland	1	0.2	1	0.2
Uruguay	0	0.1	41	8.2
Venezuela	0	0.0	1	0.2
Total Contingencies	$447	96.6	$386	77.1
Customers’ liabilities under acceptances
Ecuador	15	3.3	113	22.7
Peru	0	0.0	1	0.1
Total customers’ liabilities under acceptances	$15	3.3	$114	22.8
Other Assets
Mexico	1	0.1	1	0.1
Total Other Assets	$1	0.1	$1	0.1
Total Contingencies and Other Assets	$463	100.0	$501	100.0

For Total Contingencies, see Item 18, “Financial Statements,” note 5.7.

Investment Securities Portfolio

As part of its Credit Portfolio, the Bank holds an Investment Securities Portfolio, in the form of both securities at fair value through OCI and securities at amortized cost, consisting of investments in issuers in the Latin American Region which are mainly purchased in the secondary markets.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes with respect to its asset (mainly its investment securities) and liability management activities.

The following table sets forth information regarding the carrying value of the Bank’s Investment Securities Portfolio, presented in gross amounts, at the dates indicated.

	As of December 31,
	2015	2014
	(in $ millions)
Financial instruments at fair value through OCI	$142	$339
Securities at amortized cost (1)	109	55
Total investment securities	$251	$394
(1)	Amounts do not include allowance for expected credit losses of $0.5 million, and $0.3 million, as of December 31, 2015 and 2014, respectively.

The following tables set forth the distribution of the Bank’s Investment Securities Portfolio, presented in gross amounts, by country risk, type of borrower and contractual maturity, at the dates indicated:

	As of December 31,
	2015		2014
	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$63	25.0	$76	19.1
Chile	18	7.3	23	5.9
Colombia	53	21.0	89	22.8
Costa Rica	5	2.0	0	0.0
Mexico	38	15.0	97	24.6
Panama	34	13.4	45	11.5
Peru	7	2.9	26	6.6
Trinidad and Tobago	8	3.4	10	2.4
Multilateral Organizations	25	10.2	28	7.0
Total	$251	100.0	$394	100.0

	As of December 31,
	2015		2014
	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$76	30.3	$93	23.7
State-owned commercial banks	7	2.9	18	4.6
Sovereign debt	59	23.4	157	40.0
State-owned organizations	99	39.4	106	26.6
Private corporations	10	4.0	20	5.0
Total	$251	100.0	$394	100.0

	As of December 31,
	2015		2014
	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year	$49	19.4	$120	30.5
After one year through five years	113	45.0	156	39.6
After five years through ten years	89	35.5	118	29.9
Total	$251	100.0	$394	100.0

As of December 31, 2015 and 2014, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s stockholders equity.

Securities at fair value through OCI

As of December 31, 2015, the Bank’s securities at fair value through OCI amounted to $142 million and consisted of investments in securities of issuers in the Region, of which 58% corresponded to multilateral, sovereign and state-owned issuers, and 42% corresponded to private banks and corporations. During the year ended December 31, 2015, the Bank redeemed $151 million and sold $118 million of investment securities at fair value through OCI, which generated gains of $0.4 million, and purchased $87 million of investments. As of December 31, 2015, securities at fair value through OCI with a carrying value of $88 million were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2014, the Bank’s securities at fair value through OCI amounted to $339 million and consisted of investments in securities of issuers in the Region, of which 74% corresponded to multilateral, sovereign and state-owned issuers, and 26% corresponded to private corporations and banks. During the year ended December 31, 2014, the Bank purchased $288 million of investments and sold $223 million (generating gains of $1.9 million), and redeemed $63 million of investment securities at fair value through OCI. As of December 31, 2014, securities at fair value through OCI with a carrying value of $308 million were pledged to secure repurchase transactions accounted for as secured financings.

See Item 18, “Financial Statements,” notes 3.3.4 and 5.3.

Securities at amortized cost

The Bank’s securities at amortized cost amounted to $109 million as of December 31, 2015, compared to $55 million as of December 31, 2014. The $54 million increase in the securities at amortized cost portfolio mainly reflects the net effect of: (i) $56 million in bond reclassifications of securities at amortized cost formerly held as financial instruments at fair value through OCI, (ii) the redemption of $45 million of matured investment securities, and (iii) the $37 million in investment securities acquired during 2015 (all amounts nominal). As of December 31, 2015 securities at amortized cost with a carrying value of $56 million, were pledged to secure repurchase transactions accounted for as secured financings.

The Bank’s securities at amortized cost amounted to $55 million as of December 31, 2014, compared to $34 million as of January 1, 2014. The $21 million increase in the securities at amortized cost portfolio reflects the net effect of: (i) $23 million in investment securities acquired during 2014, (ii) the redemption of $20 million of matured investment securities, and (iii) the $18 million bond reclassification as securities at amortized cost formerly held as financial instruments at fair value through OCI.

See Item 18, “Financial Statements,” notes 3.3.5 and 5.4.

Investment Funds at fair value through profit or loss

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

As of December 31, 2015, the investment funds’ net asset value totaled $53 million, compared to $58 million as of December 31, 2014, and compared to $69 million as of January 1, 2014. The Bank’s participation in the Feeder was 47.71% as of December 31, 2015, compared to 49.61% as of December 31, 2014, and 55.87% as of January 1, 2014, with the remaining balances owned by third party investors. The redemptions from the investment in the funds amounted to $8 million in 2015, $14 million in 2014, and $36 million in 2013. The Bank’s commitment to remain an investor in these funds expired on April 1st, 2016, and the Bank has since proceeded to redeem its entire interest in the funds.

See Item 4.A. – “Information on the Company – History and Development of the Company”, and Item 18, “Financial Statements,” notes 3.3.3, 5.2, and 17.

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, financial instruments at fair value through profit or loss, financial instruments at fair value through OCI, securities and loans at amortized cost, and accrued interest receivable, but not including contingencies as of December 31 of each year:

	As of December 31,
	2015		2014
	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ million, except percentages)
Argentina	$144	1.7	$189	2.4
Brazil	1,683	20.2	2,067	25.9
Chile	214	2.6	181	2.3
Colombia	676	8.1	820	10.3
Costa Rica	348	4.2	323	4.1
Dominican Republic	386	4.6	244	3.1
Ecuador	169	2.0	120	1.5
El Salvador	69	0.8	117	1.5
Germany	107	1.3	100	1.3
Guatemala	462	5.5	264	3.3
Honduras	119	1.4	94	1.2
Mexico	832	10.0	980	12.3
Panama	492	5.9	368	4.6
Paraguay	118	1.4	134	1.7
Peru	522	6.3	620	7.8
Trinidad & Tobago	210	2.5	176	2.2
United States of America	1,273	15.3	779	9.8
Uruguay	220	2.6	160	2.0
Other countries (1)	243	2.9	172	2.2
Sub-Total	$8,287	99.4	$7,909	99.3
Investment funds at fair value through profit or loss	53	0.6	58	0.7
Total (2)	$8,341	100.0	$7,966	100.0

(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2015 was comprised of Multilateral Organizations ($66 million), Switzerland ($56 million), Bolivia ($20 million), Bermuda ($20 million), Jamaica ($17 million), Nicaragua ($17 million), Belgium ($13 million), Singapore ($12 million), France ($11 million), Spain ($10 million), and the United Kingdom ($1 million). “Other countries” in 2014 was comprised of Switzerland ($54 million), Multilateral Organizations ($48 million), Jamaica ($16 million), United Kingdom ($12 million), Bolivia ($10 million), France ($10 million), Netherlands ($10 million), Nicaragua ($8 million) and Spain ($5 million).

(2)	The outstandings by country does not include contingencies. See Item 4.B, “Business Overview—Contingencies and Other Assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political analysis.

Overall cross border outstandings have increased year-over-year by $378 million, with the greatest increase in outstandings in the United States of America, where the Bank invests most of its liquid assets in the form of cash and cash equivalents, mainly with the Federal Reserve Bank. Some exposures in certain countries have been adjusted in accordance with the Bank’s risk perception.

Cross-border outstandings in countries outside the Region correspond principally to the Bank’s liquidity placements, and credits extended to subsidiaries of multinational corporations established in the Region, with the respective head office guarantee. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2015	2014
	(in $ million)
Private sector commercial banks and financial institutions	$2,100	$2,141
State-owned commercial banks and financial institutions	632	466
Central banks	1,213	651
Sovereign debt	60	159
State-owned organizations	605	846
Private middle-market companies	391	487
Private corporations	3,286	3,159
Sub-Total	$8,287	$7,909
Investment funds at fair value through profit or loss	53	58
Total	$8,341	$7,966

Net Revenues Per Country

The following table sets forth information regarding the Bank’s net revenues by country at the dates indicated, with net revenues calculated as the sum of net interest income plus net other income – which includes fees and commissions, net, derivative financial instruments and foreign currency exchange, gain per financial instrument at fair value through profit or loss, gain per financial instrument at fair value through OCI, gain on sale of loans at amortized cost, and other income, net:

	For the year ended December 31,
	2015	2014
	(in $ million)
Argentina	$9.7	$10.7
Bermuda	1.0	0.0
Brazil	44.5	47.4
Chile	2.8	7.3
Colombia	17.6	15.9
Costa Rica	7.0	7.1
Dominican Republic	3.7	1.9
Ecuador	7.4	7.6
El Salvador	2.0	2.6
Germany	4.8	0.0
Guatemala	6.8	5.3
Honduras	3.2	2.5
Jamaica	0.8	1.6
Mexico	21.1	20.0
Panama	11.6	8.5
Paraguay	4.1	3.2
Peru	12.4	16.4
Singapore	1.8	0.0
Trinidad and Tobago	1.6	1.0
Uruguay	3.4	3.8
Other countries (1)	1.5	1.3
Investment funds at fair value through profir or loss	5.1	3.4
Total net revenues	$173.9	$167.6

Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet credit risk	(12.8)	(10.6)
Impairment loss from expected credit losses on investment securities	(5.3)	(1.0)
Operating expenses	(51.8)	(53.6)
Profit for the year	$104.0	$102.4

(1)	Other countries consists of net revenues per country in which net revenues did not exceed $1 million for any of the periods indicated above.

The above table provides a reconciliation of net revenues (as previously defined) to the Bank’s profit for the year. Net revenues, which are presented as total income in the Bank’s Consolidated Financial Statements, do not include the effects of impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments, impairment loss from expected credit losses on investment securities, and operating expenses. The purpose of the aforementioned table is to show net revenues before operating expenses generated from the Bank’s Commercial and Treasury Business Segments, on a by-country basis. Given that the Bank’s business segments generate revenues not only from net interest income, but from other sources generating net other income, the Bank adds those corresponding items to net interest income to show net revenues earned before expenses. Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments, and impairment loss from expected credit losses on investment securities, are not included as part of net revenues, as the Bank believes such items, which are based on management estimates, may distort trend analysis. Thus, the Bank believes excluding such items from net revenues provides a more accurate indicator of the Bank’s performance within its two business segments for each country, and thus provides a better basis for analysis of the efficiency of the Bank. The Bank also believes the presentation of net revenues helps facilitate comparisons of performance between periods. However, net revenues should not be considered a substitute for, or superior to, financial measures calculated differently on a IFRS basis. Furthermore, net revenues may be calculated differently by other companies in the financial industry.

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

The Superintendency of Banks has signed and executed agreements or letters of understanding with 25 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 25 entities include the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency of the Treasury Department or the OCC, the Federal Deposit Insurance Corporation and the Office of the Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, they must maintain a minimum total capital of 8% of their total risk-weighted assets, and a primary ordinary capital equal to or greater than 4.5% of their risk-weighted assets. In addition, total primary capital may not be less than 6% of the bank’s risk-weighted assets. Some of these capital requirements will enter into effect on July 1, 2016 and minimum requirements set forth before will be fully in place by 2019. The Superintendency is authorized to take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy. In addition, the Superintendency is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (such as the standards set by the Basel Committee on Banking Supervision) become more stringent.

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

Federal Law

In addition to being subject to New York and Florida state laws and regulations, the New York Agency is, and the Florida International Administrative Office was, subject to federal regulations, primarily under the International Banking Act of 1978, as amended (“IBA”). The New York Agency is subject to examination and supervision by the U.S. Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself. Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the U.S. Federal Reserve Board similar to those imposed on domestic banks that are members of the U.S. Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”), amended the IBA to enhance the authority of the U.S. Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA expanded the U.S. Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to the provisions of the Federal Bank Holding Company Act of 1956 (the “BHCA”), because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Among other limitations, the provisions of the BHCA include the so-called "Volcker Rule," which may restrict proprietary trading activities conducted by Bladex and its affiliates with U.S. clients or counterparties, as well as certain private funds-related activities with US nexus. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company.” The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has subsidiaries in the United States, Bladex Holdings, a wholly-owned corporation incorporated under Delaware law that is not presently engaged in any activity.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2015, the New York Agency maintained a pledge deposit with a carrying value of $3.3 million with the New York State Department of Financial Services, complying with the minimum required amount.

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

Seasonality

Our business is not materially affected by seasonality.

C.	Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.	Property, Plant and Equipment

The Bank leases its headquarters, which comprises 4,990 square meters of office space, located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases 11 square meters of computer equipment hosting located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, Panama City, Panama.

In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey, Mexico; Buenos Aires, Argentina; Lima, Peru; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in New York City, New York, which recently moved and initiated business operations on April 25, 2016, at White Plains, New York.

See Item 18, “Financial Statements” notes 3.10, 6 and 24.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below, have been prepared in accordance with IFRS. Since these are the Bank’s first Consolidated Financial Statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of the Bank’s financial condition and results of operations for the years ended December 31, 2015 and 2014 and no comparative data for prior years has been included.

Nature of Earnings

The Bank derives income from net interest income and net other income – which includes fees and commissions, net, derivative financial instruments and foreign currency exchange, gain per financial instruments at fair value through profit or loss, gain per financial instrument at fair value through OCI, gain on sale of loans at amortized cost, and other income, net. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest it pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit, guarantees, and credit commitments, and through loan structuring and syndication activities, while other loan intermediation activities, such as sales in the secondary market and distribution in the primary market are registered as net gains on the sale of loans.

A.	Operating Results

The following table summarizes changes in components of the Bank’s profit for the year and performance for the periods indicated. This information should be read together with the Bank’s Consolidated Financial Statements and related notes included elsewhere in this Annual Report. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2015	2014
	(in $ thousands, except per share amounts and percentages)
Total interest income	$220,312	$212,898
Total interest expense	74,833	71,562
Net interest income	145,479	141,336
Other income:
Fees and commissions, net	19,200	17,502
Derivative financial instruments and foreign currency exchange	(23)	208
Gain per financial instrument at fair value through profit or loss	5,731	2,361
Gain per financial instrument at fair value through OCI	363	1,871
Gain on sale of loans at amortized cost	1,505	2,546
Other income, net	1,603	1,786
Net other income	28,379	26,274
Total Income	173,858	167,610
Expenses
Impairment loss from expected credit losses on loans at amortized cost	17,248	6,782
Impairment loss from expected credit losses on investment securities	5,290	1,030
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(4,448)	3,819
Salaries and other employee expenses	30,435	31,566
Depreciation of equipment and leasehold improvements	1,371	1,545
Amortization of intangible assets	596	942
Professional services	4,621	5,177
Maintenance and repairs	1,635	1,544
Other expenses	13,126	12,839
Profit for the year	$103,984	$102,366
Basic earnings per share	$2.67	$2.65
Diluted earnings per share	$2.66	$2.63
Weighted average basic shares	38,925	38,693
Weighted average diluted shares	39,113	38,882
Return on average total assets (1)	1.32%	1.35%
Return on average total stockholders’ equity (2)	10.95%	11.45%
(1)	Average total assets calculated on the basis of unaudited monthly average balances.
(2)	Average total stockholders’ equity calculated on the basis of unaudited monthly average balances.

Business Segment Analysis

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury.

The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

The Bank’s net interest income represents the main driver of profits for the year. Interest income is generated by interest-earning assets which include loans at amortized cost, financial instruments at fair value through profit or loss, securities at fair value through OCI and securities at amortized cost. Interest expense is allocated to interest-earning assets on a matched-funded basis, net of risk adjusted capital allocated by business segment. The operating expense allocation methodology assigns overhead expenses based on resource consumption by business segment. The following table summarizes the Bank’s profits, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2015	2014
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$127,161	$122,422
Net other income	21,492	21,068
Net revenues	148,653	143,490
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet credit risk	(12,800)	(10,601)
Operating expenses	(40,429)	(42,752)
Profit for the year	$95,424	$90,137

TREASURY:
Net interest income	$18,318	$18,914
Net other income	6,887	5,206
Net revenues	25,205	24,120
Impairment loss from expected credit losses on investment securities	(5,290)	(1,030)
Operating expenses	(11,355)	(10,860)
Profit for the year	$8,560	$12,230

COMBINED BUSINESS SEGMENT TOTAL:
Net interest income	$145,479	$141,336
Net other income	28,379	26,274
Net revenues	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet credit risk	(12,800)	(10,601)
Impairment loss from expected credit losses on investment securities	(5,290)	(1,030)
Operating expenses	(51,784)	(53,613)
Profit for the year	$103,984	$102,366

For further information on the Bank’s operations by business segment, see Item 18, “Financial Statements,” note 16.

The Commercial Business Segment

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio’s activities.  These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances and contingencies. See Item 4. “Information on the Company – Business Overview – Commercial Portfolio”. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on sale of loans generated by other loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments; and (v) allocated operating expenses.

Year 2015 vs. Year 2014

The Commercial Business Segment’s profit for the year reached $95.4 million in 2015, a $5.3 million, or 6%, increase compared to $90.1 million in 2014, as a result of: (i) a $5.2 million, or 4%, increase in net revenues, mostly attributable to higher average Loan Portfolio balances (+4%) which resulted in a $4.7 million, or 4%, increase in net interest income, a $0.4 million, or 2%, increase in net other income from higher commissions from loan commitments and guarantees as well as higher fees from loan structuring and syndication activities, which was partially offset by lower gains on the sale of loans due to decreased loan distribution activity in the secondary market, and (ii) a $2.3 million, or 5%, decrease in operating expenses, which was partially offset by (iii) a $2.2 million increase in impairment loss from expected losses on loans at amortized cost and off-balance sheet instruments.

As of December 31, 2015, the Commercial Portfolio stood at $7.2 billion, the same level as the prior year, as the Bank focused on increasing profitability through selective exposures to maintain credit quality balance growth. Average Commercial Portfolio balances for 2015 amounted to $7.1 billion, resulting in a $0.2 billion, or 3%, increase year-on-year, compared to an average Commercial Portfolio balance of $6.9 billion for the year 2014, mainly attributable to higher business demand from the Bank’s client base of financial institutions (+10%), and corporations (+2%).

The Commercial Portfolio continued to be short-term and trade-related in nature, with $5.1 billion, or 72% of the Commercial Portfolio scheduled to mature within one year. Trade financing operations represented 56% of the Commercial Portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The Commercial Business Segment’s asset quality and portfolio risk profile remained sound with a 0.78% ratio of non-performing loans to total Loan Portfolio and a credit reserve coverage of 1.33% (allowance for expected credit losses on loans and instruments with off-balance sheet credit risk to Commercial Portfolio) as of December 31, 2015, compared to 0.06% and 1.22%, respectively as of December 31, 2014.

The Treasury Business Segment

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, such as Investment Funds at fair value through profit or loss, and the Investment Securities Portfolio consisting of securities at fair value through OCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding sources, namely: liability deposits, securities sold under repurchase agreement, and short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, as well as related net other income, including net results from derivative financial instruments and foreign currency exchange, gain per financial instruments at fair value through profit or loss, gain per financial instrument at fair value through OCI, impairment loss from expected credit losses on investment securities, and allocated operating expenses.

Year 2015 vs. Year 2014

The Treasury Business Segment reported profit for the year of $8.6 million in 2015, compared to profit for the year of $12.2 million in 2014, a $3.7 million, or 30%, year-on-year decrease which was mainly due to a $4.3 million increase in impairment loss from expected credit losses on investment securities related to an asset-specific credit allowance assigned to credit impaired securities at fair value through OCI. Net revenues increased $1.1 million, or 4%, to reach $25.2 million in 2015, as a result of a $1.7 million, or 32%, increase in net other income mainly driven by improved performance from the Bank’s participation in investment funds which was partially offset by a $0.6 million, or 3%, decrease in net interest income from lower average balances of investment securities, while average funding costs remained relatively stable at 1.08%.

The Bank’s liquid assets totaled $1.3 billion as of December 31, 2015, compared to $0.7 billion as of December 31, 2014, in line with the Bank’s long-standing approach to prudent and proactive liquidity management as the Region´s macroeconomic conditions deteriorated. As of December 31, 2015 and 2014, the liquid assets to total assets ratio was 15.3%, and 9.2%, respectively, while the liquid assets to total deposits ratio was 45.3%, and 29.6%, respectively.

The securities at fair value through OCI totaled $142 million at December 31, 2015, compared to $339 million as of December 31, 2014, as the Bank continued to reduce its holdings. The portfolio of securities at amortized cost stood at $108 million as of December 31, 2015, compared to $55 million as of December 31, 2014. Both securities portfolios consisted of readily-quoted Latin American securities, 66% of which represented multilateral, sovereign or state-owned risk.

Bladex’s participation in investment funds, reported as securities at fair value through profit or loss, amounted to $53 million, representing a share of 47.7% as of December 31, 2015, compared to $58 million and 49.6%, respectively as of the end of year December 31, 2014.

On the funding side, deposit balances stood at $2.8 billion as of December 31, 2015, representing 38% of total liabilities, a $0.3 billion, or 4%, increase compared to $2.5 billion, or 35% of total liabilities, as of December 31, 2014. Short-term borrowings and debt, including securities sold under repurchase agreements (“repos”), totaled $2.5 billion as of December 31, 2015, resulting in a 15% year-on-year decrease, while long-term borrowings and debt totaled $1.9 billion as of December 31, 2015, up 34% year-on-year, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions.

Profit for the year

2015 proved to be a year of many challenges for the markets in which the Bank operates, especially during the second half of the year, when the economic environment took a turn for the worse, due to the strong impact of several adverse macroeconomic trends impacting Latin-American countries, including the deterioration of terms of trade for commodity-exporting producers, a recessionary and inflationary environment in important economies such as Brazil, and a heightened perception of credit risk. Despite these challenges, the results in 2015 demonstrated Bladex’s resilient earnings generation capacity.

The Bank’s profit for the year 2015 amounted to $104.0 million, an increase of $1.6 million or 2%, compared to $102.4 million in 2014. This increase was driven by the Bank’s core business activities, with growth in average Commercial Portfolio balances resulting in an increase in net interest income, higher fees and commissions, and lower operating expenses, while maintaining robust asset quality, partially offset by higher allowance and impairment loss for expected credit losses on loans and investment securities. These factors were complemented by a positive trend in non-core results from the Bank’s participation in investment funds which contributed $5.0 million for the year 2015 compared to $2.7 million for the year ended December 31, 2014.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2015	2014
	(in $ million, except percentages)
Net interest income (loss) by Business Segment
Commercial	$127.2	$122.4
Treasury	18.3	18.9
Total Net Interest Income	$145.5	$141.3
Net interest margin	1.84%	1.88%
Net interest spread	1.68%	1.72%

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Average balances have been computed on the basis of consolidated monthly average balances:

	For the Year ended December 31,
	2015			2014
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ million, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$819	$2.1	0.25%	$639	$1.5	0.24%
Financial instruments at fair value through profit or loss	56	0.0	0.00%	59	0.0	0.00%
Financial instruments at fair value through OCI (1)	253	6.0	2.35%	347	8.1	2.30%
Securities at amortized cost (2)	83	2.4	2.83%	42	1.1	2.69%
Loans at amortized cost, net of unearned interest	6,688	209.9	3.09%	6,441	202.1	3.09%
Total interest-earning assets	$7,899	$220.3	2.75%	$7,528	$212.9	2.79%
Non-interest-earning assets	69			88
Allowance for expected credit losses on loans at amortized cost	(83)			(72)
Other assets	16			11
Total Assets	$7,901			$7,555
Interest-Bearing Liabilities
Demand deposits (3)	$142	$0.2	0.12%	$89	$0.1	0.07%
Time deposits (3)	2,655	11.6	0.43%	2,634	11.2	0.42%
Deposits (3)	2,797	11.8	0.42%	2,723	11.3	0.41%
Financial liabilities at fair value through profit or loss	0	0.0	0.00%	0	0.0	0.00%
Securities sold under repurchase agreements	218	1.8	0.80%	280	2.1	0.75%
Short-term borrowings and debt	2,267	21.2	0.92%	2,191	21.8	0.98%
Long-term borrowings and debt, net (4)	1,584	40.0	2.49%	1,383	36.4	2.60%
Total interest-bearing liabilities	$6,865	$74.8	1.08%	$6,578	$71.6	1.07%
Non-interest bearing liabilities and other liabilities	86			83
Total Liabilities	$6,952			$6,661
Total Stockholders’ equity	949			894
Total Liabilities and Stockholders’ Equity	$7,901			$7,555
Net interest spread			1.68%			1.72%
Net interest income and net interest margin		$145.5	1.84%		$141.3	1.88%

(1)	The average yield of the financial instruments at fair value through OCI using cost-based average balances, would have been 2.42%, and 2.43%, for 2015 and 2014, respectively.

(2)	The average yield of securities at amortized cost using cost-based average balances, would have been 2.92%, and 2.69%, for 2015and 2014, respectively.
(3)	The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.
(4)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2015 compared to 2014. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented.

	2015 vs. 2014
	Volume(*)	Rate(*)	Net Change
	(in $ thousand)
Increase (decrease) in interest income
Interest bearing deposits with banks	$450	$55	$505
Investment securities	(1,332)	479	(853)
Loans at amortized cost, net of unearned interest	7,636	126	7,762
Total increase (decrease)	$6,754	$660	$7,414
Increase (decrease) in interest expense
Deposits	(311)	(230)	(541)
Securities sold under repurchase agreement and Short-term borrowings and debt	(122)	1,008	886
Long-term borrowings and debt	(5,059)	1,443	(3,616)
Total increase (decrease)	$(5,492)	$2,221	$(3,271)
Increase (decrease) in net interest income	$1,262	$2,881	$4,143

(*)	Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2015 vs. 2014

For the year ended December 31, 2015, the Bank’s net interest income reached $145.5 million, compared to $141.3 million during the year ended December 31, 2014. The $4.2 million, or 3%, increase in net interest income was mainly driven by higher average balances of the Bank’s Loan Portfolio (+4%) and lower average rates on short- and long-term borrowings and debt, both of which were partially offset mainly by higher average balances on the Bank’s long-term borrowings and debt (+14%).

Net interest margin stood at 1.84% for the year ended December 31, 2015 compared to 1.88% for the year ended December 31, 2014. The 0.04% decrease in net interest margin was mainly attributable to lower yield on interest-earning assets, mainly due to increased average liquidity balances (+28%) carrying a 0.25% average interest rate reflecting its low risk level, while Loan Portfolio rates remained stable at 3.09%, and funding costs increased marginally to 1.08% in 2015 compared to 1.07% in 2014.

Fees and Commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2015	2014
	(in $ thousand)
Loan commitments & guarantees (1)	$2,988	$2,118
Letter of credits	9,332	9,275
Arrangements	6,880	6,109
Fees and commissions, net	$19,200	$17,502

(1) Net of commission expense.

During the year ended December 31, 2015, fees and commissions amounted to $19.2 million, compared to $17.5 million for the year ended December 31, 2014. The $1.7 million, or 10%, increase was primarily driven by higher commissions from loan commitments and guarantees and increased loan structuring and syndication arrangements (with seven transactions led and executed in 2015).

For more information, see Item 18, “Financial Statements,” notes 3.9, and 20.

Derivative Financial Instruments and Foreign Currency Exchange

The Bank recorded nearly break-even results in derivative financial instruments and foreign currency exchange in 2015, compared to net gain of $0.2 million in 2014.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 3.6 and 5.8.

Gain per financial instrument at fair value through profit or loss

Gains per financial instruments at fair value through profit or loss totaled $5.7 million in the year ended December 31, 2015, compared to $2.4 million in the year ended December 31, 2014, which were primarily related to improved performance of trading activities from the Bank’s remaining participation in the investment funds.

For additional information, see Item 18, “Financial Statements,” notes 5.1, 5.2 and 17.

Gain per financial instruments at fair value through OCI

The Bank purchases debt instruments with the intention of selling them prior to maturity.  These debt instruments are classified as financial instruments at fair value through OCI and are included as part of the Bank’s Credit Portfolio.

The Bank’s net gain per financial instruments at fair value through OCI was $0.4 million for the year ended December 31, 2015, compared to $1.9 million for the year ended December 31, 2014. Detail of the net gains is as follows:

	For the year ended December 31,
	2015	2014
	(in $ millions)
Nominal amount	$109.6	$218.1
Amortized cost	$(116.1)	$(228.2)
Proceeds	116.4	230.1
Net effect of unwinding hedging derivatives of the financial instruments at fair value through OCI	0.0	0.0
Total gain per financial instrument at fair value through OCI	$0.4	$1.9

For additional information, see Item 18, “Financial Statements,” note 5.3.

Gain on Sale of Loans at amortized cost

The net gain on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets.

During the years ended December 31, 2015 and 2014, the Bank sold loans on the secondary market with a book value of $92.4 million and $515.6 million, respectively, generating net gains on the sale of loans of $0.4 million and $2.2 million, respectively. The lower loan distribution business relates to decreased activity in the secondary markets as the Region and the World experienced heightened volatility throughout the year 2015.

During the years ended December 31, 2015 and 2014, the Bank assigned $275 million and $246 million, respectively, of originated loans to the International Finance Corporation (“IFC”), which generated a net gain of $0.4 million in each year, as part of a risk-sharing facility agreement with the IFC of up to $350 million, established to expand access to trade finance for agribusiness in Latin America and to contribute to regional food security.

Impairment Loss from Expected Credit Losses on Loans at Amortized Cost

	For the year ended December 31,
	2015	2014
	(in $ million)
Impairment loss from expected credit losses on credit-impaired loans (asset-specific)	24.2	1.6
Impairment loss (gain) from expected credit losses on performing loans (collective assessment basis), net of loan recoveries	(7.0)	5.2
Impairment loss from expected credit losses on loans at amortized cost	$17.2	$6.8

The impairment loss from expected credit losses on loans at amortized cost amounted to $17.2 million for the year ended December 31, 2015, which was mainly the result of a $24.2 million asset-specific credit allowance assigned to non-performing loans, which totaled $52 million (or 0.78% of the Loan Portfolio) at December 31, 2015. This impairment loss was partly offset by a $7.0 million gain from expected credit losses on performing loans (calculated on a collective assessment basis), as a reflection of changes in the composition of the Bank’s Loan Portfolio and its impact in the Bank’s reserve model, while Loan Portfolio outstanding balances remaining relatively unchanged year-over-year at $6.7 billion at December 31, 2015.

For the year ended December 31, 2014, the impairment loss from expected credit losses on loans at amortized cost amounted to $6.8 million, mainly attributable to increased credit allowance on performing loans (calculated on a collective assessment basis) for $5.2 million – mostly resulting from the Bank’s Loan Portfolio growth during the year (+$538 million, or +9%). In addition, $1.6 million impairment loss on asset-specific credit allowances was assigned to non-performing loans – which totaled $4.0 million (or 0.06% of the Loan Portfolio) at December 31, 2014.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Expected Credit Losses,” and Item 18, “Financial Statements,” notes 3.4, 3.5 and 5.6.

Impairment (Gain) Loss from Expected Credit Losses on Investment Securities

For the year ended December 31, 2015, the Bank recorded a $5.3 million impairment loss from expected credit losses on investment securities, mainly the result of a $6.7 million asset-specific credit allowance assigned to credit impaired securities at fair value through OCI, with a fair value of $1.6 million at December 31, 2015. This impairment loss was partly offset by a $1.4 million impairment gain from expected credit losses on performing securities at fair value through OCI and at amortized cost (calculated on a collective assessment basis), mainly as a reflection of reduced outstanding balances in the Investment Portfolio at December 31, 2015 (-$144 million year-on-year).

The $1.0 million of impairment loss from expected credit losses on securities for the year 2014 was the result of increased credit allowance on performing securities (calculated on a collective assessment basis) mainly due to higher Investment Portfolio balances during the year (+$26 million).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Expected Credit Losses,” and Item 18, “Financial Statements,” notes 3.5, 5.3 and 5.4

Impairment (Gain) Loss from Expected Credit Losses on Off-Balance Sheet Instruments

The Bank recorded a $4.4 million impairment gain from expected credit losses on off-balance sheet instruments for the year ended December 31, 2015, as a result of lower credit allowance on performing off-balance sheet instruments (calculated on a collective assessment basis), mostly driven by lower outstanding balances on confirmed letters of credits (-$39 million) and customers’ liabilities under acceptances (-$99 million), together with changes in the risk profile of the Bank’s off-balance sheet portfolio composition.

The $3.8 million of impairment loss from expected credit losses on off-balance sheet instruments for the year ended December 31, 2014 was mainly due to the change in composition of performing off-balance sheet credit exposures, and its impact in the Bank’s reserve model (calculated on a collective assessment basis).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for Expected Credit Losses,” and Item 18, “Financial Statements,” notes 3.5 and 5.7.

Operating Expenses

Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses. The following table shows a breakdown of the components of the Bank’s total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2015	2014
	(in $ thousand)
Total income	173,858	167,610

Expenses:
Impairment loss from expected credit losses on loans at amortized cost	17,248	6,782
Impairment loss from expected credit losses on investment securities	5,290	1,030
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(4,448)	3,819

Operating Expenses:
Salaries and other employee expenses	$30,435	$31,566
Depreciation of equipment and leasehold improvements	1,371	1,545
Amortization of intangible assets	596	942
Professional services	4,621	5,177
Maintenance and repairs	1,635	1,544
Other expenses	13,126	12,839
Total operating expenses	$51,784	$53,613
Profit for the year	$103,984	$102,366

The above table provides a reconciliation of total operating expenses (as previously defined) to the Bank’s profit for the year. Operating expenses, which are presented as part of expenses in the Bank’s consolidated statements of profit or loss, does not include the effects of impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments, and impairment loss from expected credit losses on investment securities. The purpose of the aforementioned table is to show expenses related to the Bank’s general and administrative expenses. Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments, and impairment loss from expected credit losses on investment securities, are not included as part of operating expenses, as the Bank believes such items, which are based on management estimates and are related to the expected credit losses of the Bank’s Credit Portfolio, may distort trend analysis. Thus, the Bank believes excluding such items from expenses provides a more accurate indicator of the Bank’s administrative and general expenses, and thus provides a better basis for analysis of the efficiency of the Bank. The Bank also believes the presentation of operating expenses helps facilitate comparisons between periods. However, operating expenses should not be considered a substitute for, or superior to, financial measures calculated differently on a IFRS basis. Furthermore, operating expenses may be calculated differently by other companies in the financial industry.

During the year ended December 31, 2015, the Bank’s operating expenses totaled $51.8 million, compared to $53.6 million for the year ended December 31, 2014. The $1.8 million, or 3%, decrease in operating expenses over the year was primarily attributable to a reduction in salaries and other employee expenses (a decrease of $1.1 million) and professional services (a decrease of $0.6 million).

For more information on salaries and other employee expenses, and other operating expenses, see Item 18, “Financial Statements”, notes 22 and 23, respectively.

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position at the dates indicated:

	As of December 31,		As of January 1,
	2015	2014	2014
	(in $ thousand)
Assets
Cash and cash equivalents	$1,299,966	$780,515	$839,718
Financial instruments at fair value through profit or loss	53,411	57,574	68,762
Financial instruments at fair value through OCI	141,803	338,973	334,368
Securities at amortized cost, net	108,215	54,738	33,570
Loans at amortized cost	6,691,749	6,686,244	6,148,298
Less:
Allowance for expected credit losses	89,974	77,687	70,876
Unearned interest and deferred fees	9,304	8,509	6,668
Loans at amortized cost, net	6,592,471	6,600,048	6,070,754

At fair value - Derivative financial instruments used for hedging - receivable	7,400	12,324	15,217
Property and equipment, net	6,173	6,961	8,432
Intangibles, net	427	1,024	1,890
Customers’ liabilities under acceptances	15,100	114,018	1,128
Accrued interest receivable	45,456	48,177	40,778
Other assets	15,794	8,056	3,491
Total Assets	$8,286,216	$8,022,408	$7,418,108

Liabilities and Stockholders’ Equity
Deposits	$2,795,469	$2,506,694	$2,361,336
At fair value - Derivative financial instruments used for hedging - payable	29,889	40,287	8,572
Financial liabilities at fair value through profit or loss	89	52	72
Securities sold under repurchase agreement	114,084	300,519	286,162
Short-term borrowings and debt	2,430,357	2,692,537	2,705,365
Long-term borrowings and debt, net	1,881,813	1,399,656	1,148,684
Acceptances outstanding	15,100	114,018	1,128
Accrued interest payable	17,716	14,855	13,786
Allowance for expected credit losses on off-balance sheet credit risk	5,424	9,873	6,054
Other liabilities	24,344	32,878	27,947
Total Liabilities	$7,314,285	$7,111,369	$6,559,106

Stockholders’ Equity
Common stock	279,980	279,980	279,980
Treasury stock	(73,397)	(77,627)	(82,008)
Additional paid-in capital in excess of assigned value of common stock	120,177	119,644	120,624
Capital reserves	95,210	95,210	95,210
Retained earnings	560,642	501,669	454,896
Accumulated other comprehensive loss	(10,681)	(7,837)	(9,700)
Total Stockholders’ Equity	$971,931	$911,039	$859,002
Total Liabilities and Stockholders’ Equity	$8,286,216	$8,022,408	$7,418,108

2015 vs. 2014

The Bank’s total assets amounted to $8,286 million as of December 31, 2015, a $264 million, or 3% increase, compared to $8,022 million as of December 31, 2014, mainly attributable to higher balances in cash and cash equivalents totaling $1.3 billion (+$519 million), most of which consisted of liquid assets proactively managed as the Region’s macroeconomic conditions worsened. Loans at amortized cost (net of unearned income, deferred fees and allowance for expected credit losses on loans) stood at $6.6 billion as of December 31, 2015, representing 80% of the Bank’s total assets, nearly unchanged from the balances as of December 31, 2014. Investment securities (at fair value through OCI and at amortized cost) representing 3% of total assets at December 31, 2015, decreased by $144 million during the year, as the Bank continued to reduce its holdings of securities. Remaining assets consisted of the Bank’s remaining investment in Investment Fund for $53 million recorded as financial instruments at fair value through profit or loss (1% of total assets) and non-interest earning assets (1% of total assets).

The 2015 Loan Portfolio had an average remaining maturity term of 343 days, of which 70% was scheduled to mature within one year. Trade financing operations represented 56% of total Loan Portfolio and the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

Liquid assets amounted to $1,267 million as of December 31, 2015, compared to $741 million as of December 31, 2014, in line with the Bank’s long-standing approach to prudent and proactive liquidity management and the requirements based on the Basel III Liquidity Coverage Ratio (“LCR”). Liquidity ensures the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. $1,213 million, or 96%, of the Bank’s liquid assets were deposited at the Federal Reserve Bank of New York, with the remainder deposited at other highly rated financial institutions. Liquid assets to total assets ratio amounted to 15% at the end of 2015 compared to 9% at the end of 2014, while the liquid assets to total deposits ratio was 45% and 30% at the end of 2015 and 2014, respectively.

The increase in assets during 2015 was accompanied by a $203 million increase in liabilities, which was mainly the result of (i) a $289 million, or 12%, increase in total deposits, primarily from central banks in the Region; (ii) a $482 million, or 34%, increase in long-term borrowings and debt, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions, increasing tenors and diversifying funding sources while maintaining its total cost of funds relatively stable; partly offset by (iii) a $449 million reduction in short-term funds, including short-term borrowings and debt and securities sold under repurchase agreements; and (iv) a net decrease of $119 million in non interest-bearing liabilities.

December 31, 2014 vs. January 1, 2014

The Bank’s total assets amounted to $8,022 million as of December 31, 2014, a $604 million, or 8% increase from $7,418 million as of January 1, 2014. This increase was primarily the result of a $538 million, or 9% increase in the Bank’s Loan Portfolio, and a $113 million increase in customers’ liabilities under acceptances, partially offset by lower interest-bearing deposits in banks (which decreased by $59 million).

As of December 31, 2014, the Bank’s Loan Portfolio amounted to $6,686 million, with an average remaining maturity term of 317 days, as 72% of the Loan Portfolio was scheduled to mature within one year. Trade financing operations represented 56% of the Loan Portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

As of December 31, 2014, the Bank’s liquidity amounted to $741 million, compared to $831 million as of January 1, 2014, in line with the Bank’s long-standing approach to prudent and proactive liquidity management, with requirements determined according to the Basel III Liquidity Coverage Ratio (“LCR”) methodology. As of December 31, 2014, $616 million, or 83%, of liquid assets were deposited at the Federal Reserve Bank of New York, while the remaining liquid assets consisted of short-term funds deposited with other banks.

The increase in assets during 2014 was accompanied by a $552 million increase in liabilities, mainly as a result of a $251 million, or 22%, increase in long-term borrowings and debt, a $145 million, or 6%, increase in total deposits, and a $113 million increase in acceptances outstanding.

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

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders, among others. A description of these indicators is as follows:

Rating	Description
1 to 4	Clients with payment ability to satisfy their financial commitments.
5 to 6	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.
8	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.
10	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 12 months, depending on the risk rating.

Impairment of Financial Assets and Contingencies

The Bank’s assets that are subject to impairment consist mainly of loans and securities. For more information on impaired loans, see Item 18, “Financial Statements”, Notes 3.4, 3.21 and 5.6. For information on impaired securities, see Item 18, “Financial Statements,” notes 3.3.6, 3.21 and 5.3. For more information on contingencies, see Item 18, “Financial Statements”, note 5.7, and see Item 5, “Operating and Financial Review and Prospects—Operating Results—Allowance for expected credit losses”

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

A modified or renegotiated loan is a loan whose borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or reduction of accrued interest, among others.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

The Bank recognizes a loss allowance for expected credit losses on a loan that is measured at amortized cost at each reporting date at an amount equal to the lifetime expected credit losses if the credit risk on that loan has increased significantly since initial recognition. If at the reporting date, the credit risk of that loan has not increased significantly since initial recognition, an entity shall measure the loss allowance for that loan at an amount equal to 12-month expected credit losses.

The Bank reviews its individually significant loans and advances at amortized cost at each statement-of-financial-position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans and advances at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident.

The collective assessment takes account of data from the Loan Portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

The Bank conducts periodic reviews for all of its securities. The Bank recognizes a loss allowance for expected credit losses on financial assets measured at fair value through other comprehensive income and at amortized cost. If at the reporting date, the credit risk of these financial instruments has not increased significantly since initial recognition, the Bank will measure the loss allowance for those financial instruments at an amount equal to 12- month expected credit losses. However, if the Bank determines that the credit risk of those financial instruments has increased significantly since initial recognition, then it measures a loss allowance at an amount equal to the lifetime expected credit losses If the Bank has measured a loss allowance for a financial instrument at an amount equal to lifetime expected credit losses in the previous reporting year because of a significant increase in credit risk, but determines at the current reporting date that this presumption is no longer met; then it will measure the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date. The Bank recognizes in the consolidated statement of profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance to the amount that is required to be recognized at the reporting date.

Impairment on securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether a detrimental impact on the estimated future cash flows of a financial asset has occurred include, but are not limited to: significant financial difficulty of the issuer; high probability of bankruptcy; granting a concession to the issuer; disappearance of an active market because of financial difficulties; breach of contract, such as default or delinquency in interest or principal; and, observable data indicating there is a measureable decrease in the estimated future cash flows since initial recognition.

If a security is no longer publicly traded or the entity’s credit rating is downgraded, this is not, by itself, evidence of impairment, but should be considered for impairment together with other information. A decline in the fair value of a debt instrument below its amortized cost is not necessarily evidence of impairment, as it may be due to an increase in market interest rates. Whether a decline in fair value below cost is considered significant or prolonged, must be assessed on an instrument-by-instrument basis and should be based on both qualitative and quantitative factors. However, the assessment of prolonged decline should not be compared to the entire period that the investment has been or is expected to be held.

The following table sets forth information regarding the Bank’s non-performing assets and contingencies at the dates indicated:

	As of December 31,		As of January 1,
	2015	2014	2014
	(in $ million, except percentages)
Non-performing loans	$52	$4	$3
Asset-specific allocation from the allowance for expected credit losses on loans	21	3	1
Non-performing loans as a percentage of Loan Portfolio	0.8%	0.1%	0.1%
Non-performing contingencies	$0	$0	$0
Asset-specific allocation from the allowance for expected credit losses on off balance-sheet credit risks	0	0	0
Non-performing contingencies as a percentage of total contingencies	0.0%	0.0%	0.0%
Impaired securities (par value)	$8	$0	$0
Asset-specific allocation from the allowance for expected credit losses on securities	(6)	0	0
Estimated fair value of impaired securities	$1	$0	$0
Impaired securities as a percentage of Investment Securities Portfolio	0.6%	0.0%	0.0%
Non-performing assets and contingencies as a percentage of total Credit Portfolio	0.7%	0.1%	0.0%

The Bank did not have impaired loans in its Loan Portfolio without related allowances as of December 31, 2015, or 2014.

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for expected credit losses on loans at amortized cost by country as of the dates indicated:

	As of December 31,				As of January 1,
	2015	%	2014	%	2014	%
	(in $ million, except percentages)
Brazil	$6	100%	$0	0%	$0	0%
Total	$6	100%	$0	0%	$0	0%

During the year ended December 31, 2015, the Bank had charge-offs against the allowance for expected credit losses on loans at amortized cost totaling $6 million, representing 0.09% of gross Loan Portfolio, compared to no loans charged-off against the allowance for expected credit losses on loans at amortized cost in 2014.

In the two-year period ended December 31, 2015, the Bank disbursed $26 billion in credits and had charged-off credits for $6 million, representing 0.02% of total credits disbursed.

The following table summarizes information regarding non-performing loans, and interest amounts recognized on an effective interest basis on net carrying amount for those financial assets as of the dates indicated:

	For the year ended December 31,		As of January 1,
	2015	2014	2014
	(in $ thousands)
Non-performing loans:
Private corporations	$51,422	$3,125	$3,125
Private middle-market companies	907	909	0
Total non-performing loans	$52,329	$4,034	$3,125

Allowance for Expected Credit Losses

The allowance for expected credit losses is provided for losses derived from the credit extension process, inherent in the Loan Portfolio and off-balance sheet instruments, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for expected credit losses on off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing Credit Portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

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

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = S(E x PD x LGD); where:

a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
b)	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month expected credit losses and lifetime probability of default to account for more than 12-month. Default rates are based on the Bank’s historical portfolio performance per rating category, complemented by an International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.

c)	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience. Management also applies complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and off-balance sheet instruments of the Bank.

For additional information regarding allowance for expected credit losses, see Item 18, “Financial Statements,” notes 3.5, 5.6 and 5.7.

The following table sets forth information regarding the Bank’s allowance for expected credit losses with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2015	2014
	(in $ million, except percentages)
Components of the allowance for expected credit losses
Allowance for expected credit losses on loans at amortized cost:
Balance at beginning of the year	$77.7	$70.9
Impairment loss for expected credit losses	17.2	6.8
Recoveries	0.7	0.0
Loans charged-off	(5.7)	0.0
Balance at the end of the year	$90.0	$77.7
Allowance for expected credit losses on off-balance sheet credit risk:
Balance at beginning of the year	$9.9	$6.1
Impairment (gain) loss for expected credit losses	(4.4)	3.8
Balance at end of the year	$5.4	$9.9
Total allowance for expected credit losses	$95.4	$87.6
Allowance for expected credit losses to total Commercial Portfolio	1.33%	1.22%
Charge-offs to Loan Portfolio	0.09%	0.00%

The allowance for expected credit losses amounted to $95.4 million at December 31, 2015, representing 1.33% of total Commercial Portfolio, compared to $87.6 million and 1.22%, respectively, as of December 31, 2014. The year-on-year increase of $7.8 million in credit allowances and 11 basis points in total reserve coverage was mainly associated with asset-specific credit allowance assigned to non-performing loans, which was partly offset by gains or reversals from expected credit losses on performing loans and off-balance sheet instruments (calculated on a collective assessment basis), as a reflection of changes in the risk profile of the Bank’s Commercial Portfolio composition and its impact in the Bank’s reserve model.

The following table sets forth information regarding the Bank’s allowance for expected credit losses allocated by country of exposure as of the dates indicated:

	As of December 31,				As of January 1,
	2015		2014		2014
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Allowance for expected credit losses on loans at amortized cost
Argentina	$14.5	16.1	$17.9	23.0	$18.2	25.7
Brazil	10.9	12.1	12.4	15.9	11.5	16.3
Chile	0.5	0.6	0.5	0.6	1.7	2.4
Colombia	24.7	27.5	13.2	17.0	4.2	5.9
Costa Rica	2.9	3.2	6.5	8.3	4.2	5.9
Dominican Republic	9.0	10.0	7.2	9.3	6.0	8.4
Ecuador	6.9	7.7	3.6	4.7	4.0	5.7
El Salvador	3.0	3.3	3.8	4.9	4.4	6.2
Germany	0.9	1.0	1.0	1.3	0.0	0.0
Guatemala	2.6	2.9	1.1	1.4	3.2	4.5
Honduras	5.1	5.7	3.0	3.9	2.6	3.7
Jamaica	0.6	0.7	0.4	0.6	5.3	7.5
Mexico	3.1	3.5	3.2	4.1	2.1	3.0
Panama	1.0	1.1	1.1	1.4	0.7	0.9
Paraguay	0.9	1.0	1.1	1.3	0.8	1.1
Peru	0.8	0.9	0.8	1.0	1.0	1.4
Other (1)	2.6	2.8	1.0	1.3	0.9	1.3
Total Allowance for expected credit losses on loans at amortized cost	$90.0	100.0%	$77.7	100.0%	$70.8	100.0%

Allowance for expected credit losses on off-balance sheet credit risk
Argentina	$1.0	19.2	$0.0	0.0	$0.0	0.3
Colombia	2.8	51.9	2.9	29.1	0.2	2.8
Ecuador	0.8	15.4	5.6	56.8	4.7	77.9
Other (1)	0.8	13.5	1.4	14.1	1.1	18.9
Total allowance for expected credit losses on off-balance sheet credit risk	$5.4	100.0%	$9.9	100.0%	$6.0	100.0%

Total allowance for expected credit losses
Argentina	$15.5	16.3	$17.9	20.4	$18.3	23.7
Brazil	11.0	11.5	12.4	14.2	11.6	15.1
Chile	0.5	0.6	0.6	0.7	1.7	2.2
Colombia	27.5	28.9	16.1	18.4	4.3	5.6
Costa Rica	2.9	3.0	6.5	7.4	4.2	5.4
Dominican Republic	9.0	9.4	7.7	8.8	6.0	7.8
Ecuador	7.7	8.1	9.2	10.5	8.7	11.4
El Salvador	3.0	3.1	3.8	4.3	4.4	5.7
Germany	0.9	1.0	1.0	1.2	0.0	0.0
Guatemala	2.6	2.7	1.2	1.4	3.4	4.4
Honduras	5.2	5.4	3.0	3.5	2.6	3.4
Jamaica	0.6	0.6	0.5	0.5	5.3	6.9
Mexico	3.3	3.4	3.4	3.9	2.2	2.9
Panama	1.4	1.5	1.1	1.3	1.1	1.4
Paraguay	0.9	0.9	1.1	1.2	0.8	1.0
Peru	0.9	0.9	0.9	1.0	1.1	1.5
Uruguay	0.7	0.8	0.5	0.6	0.6	0.8
Other (1)	1.8	1.9	0.7	0.8	0.6	0.8
Total Allowance for expected credit losses	$95.4	100.0%	$87.6	100.0%	$76.9	100.0%

(1)	Other consists of allowances for expected credit losses allocated to countries in which allowances for expected credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for expected credit losses on loans at amortized cost and off-balance sheet instruments by type of borrower as of the dates indicated:

	As of December 31,				As of January 1,
	2015		2014		2014
	Total	%	Total	%	Total	%
	(in $ million, except percentages)
Private sector commercial banks and Financial Institutions	$16.5	17.3	$17.6	20.1	$16.8	21.9
State-owned commercial banks	13.6	14.2	13.1	15.0	17.3	22.5
Central banks	0	0.0	1.3	1.4	1.1	1.4
State-owned organization	10.7	11.2	14.3	16.4	7.4	9.6
Private middle - market companies	5.0	5.3	4.7	5.4	6.5	8.5
Private corporations	49.6	52.0	36.6	41.7	27.8	36.1
Total	$95.4	100.0	$87.6	100.0	$76.9	100.0

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with IFRS issued by the IASB. The Consolidated Financial Statements for the year ended December 31, 2015 are the first the Bank has prepared in accordance with IFRS, and were prepared in accordance with IFRS 1 – First Time Adoption of IFRS. In prior years, the Bank prepared its financial statements in accordance with U.S. GAAP.

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, derivative financial instruments, investments and other financial assets at fair value through other comprehensive income. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

The preparation of the Consolidated Financial Statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements,” notes 2 and 3, and for information concerning first time adoption of IFRS, see Item 18, “Financial Statements,” note 27.

Fair Value of Financial Instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 – Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value.

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

Additionally, as of December 31, 2015, 1.61% of the Bank’s assets were accounted for at fair value using quoted market prices in an active market, and 0.84% of total assets were accounted for at fair value using internally developed models with significant observable market information.

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

Trading assets and liabilities and securities at fair value through OCI

Financial instruments at fair value through profit or loss are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at fair value through OCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at fair value through OCI and financial instruments at fair value through profit or loss are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”) which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

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

Notwithstanding the level of subjectivity inherent in determining fair value, the Bank’s management believes that its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Bank’s reported results. See Item 18, “Financial Statements,” note 17.

Allowance for Expected Credit Losses

The classification of the Bank’s Credit Portfolio for allowances for credit losses under IFRS is determined by risk management and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s management considers its allowances for expected credit losses to be adequate, the use of different estimates and assumptions could produce different allowances for expected credit losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains allowances for expected credit losses related to the Bank’s off-balance sheet exposures. See Item 18, “Financial Statements,” notes 3.5 and 3.21.

The estimates of the inherent risks of the Bank’s portfolio and overall recovery vary with changes in the economy, individual industries or sectors, and countries and individual borrowers’ or counterparties’ concentrations, ability, capacity and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for expected credit losses depends on the severity of the change and its relationship to the other assumptions. See Item 5, “Operating and Financial Review and Prospects/Operating Results/Allowance for Expected Credit Losses”

Early adoption of accounting policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together the three aspects of accounting financial instruments project: Classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual years beginning on or after January 1, 2018, with early application permitted.

These financial statements reflect the Bank’s decision to early-adopt IFRS 9. The Bank conducted an impact assessment of the three aspects of IFRS 9. Overall, the Bank has not determined any significant impact on its consolidated statement of financial position as a result of early adoption of IFRS 9 as compared to U.S. GAAP.

a)	Classification and measurement

The Bank did not observe any significant impact on its consolidated statement of financial position or consolidated statement of changes in equity in the application of the classification and measurement requirements of IFRS 9 as compared to U.S. GAAP. The Bank continues with the measurement of all financial assets at fair value except for those measured at amortized cost. Investments in securities held both for collecting contractual cash flows and selling financial assets continue to be measured at fair value through OCI. For investments in foreign exchange, the effect of the foreign exchange is recorded in the consolidated statement of profit or loss.

Loans and trade receivables generate contractual cash flows expected to represent only payments of principal and interest. Therefore, these instruments are recorded at amortized cost under IFRS 9. The Bank analyzed the characteristics of contractual cash flow of these instruments in detail before concluding whether all these instruments meet the criteria for measurement at amortized cost under IFRS 9.

b)	Impairment

IFRS 9 requires the Bank’s expected credit losses to be recorded in all of its financial instruments, either on the basis of 12 months or for the life of the asset. The Bank applied the three-stage model of expected credit losses on all financial instruments. The Bank assessed the impact of its current model and the model required by IFRS 9, and determined no significant impact, mainly due to the nature of its business, which focuses on predominantly short-term credit exposures.

c)	Hedge accounting

All existing hedging relationships that are currently designated in effective hedging relationships qualify for hedge accounting under IFRS 9. Bank did not determine any significant impact as a result of the application of IFRS 9 as compared to U.S. GAAP.

Future changes in applicable accounting policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Bank financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Bank plans to adopt the new standard on the required effective date using the full retrospective method. During 2015, the Bank performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Furthermore, the Bank is considering the clarifications issued by the IASB in an exposure draft in July 2015 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. IFRS 16 supersedes IAS 17 – Leases. The Bank is evaluating the potential impact of this new standard in its Consolidated Financial Statements.

See Item 18, “Financial Statements,” notes 3.21 and 3.22

B.	Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2015, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $244 million, representing 9% of the Bank’s total deposits. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2015 were $1,267 million (representing 45% of total deposits) of which $50 million corresponds to time deposits.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2015	2014
	(in $ million)
United States of America	1,215	719
Other O.E.C.D.	11	1
Multilateral	40	20
Other	1	1
Total	$1,267	$741

As of December 31, 2015, liquidity amounted to $1,267 million. $1,213 million, or 96%, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2015, the Bank’s short-term loan and Investment Securities Portfolio (maturing within one year based on original contractual term) totaled $3,189 million, (which comprised $23 million of investment securities and the remaining $3,166 million of loans) and had an average original term to maturity of 198 days and an average remaining term to maturity of 90 days.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $3,753 million as of December 31, 2015. Of that amount, $228 million corresponded to the Bank’s investment securities ($86 million in securities at amortized cost and $142 million corresponded to securities at fair value through OCI). The remaining $3,525 million in medium-term assets corresponded to the Bank’s Loan Portfolio. As of December 31, 2015, the medium-term assets had an average original term to maturity of three years and seven months, and an average remaining term to maturity of one year and seven months (618 days).

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2015, were as follows:

As of December 31, 2015
	Fitch	Moody’s	Standard & Poor’s
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Stable	Stable

Credit Rating from Fitch Ratings Ltd.

On July 27, 2015, Fitch Ratings Ltd. (“Fitch”), confirmed the Bank’s Issuer Default Rating (“IDR”), at “BBB+”, which had been upgraded on July 31, 2012, with a stable outlook.

Credit Rating from Moody’s Investor Service, Inc.

The Bank’s credit ratings from Moody’s Investor Service, Inc. (“Moody’s”), have been unchanged since December 19, 2007, with the most recent affirmation of the Bank’s credit ratings and stable outlook having been issued by Moody’s on November 12, 2014, together with a follow-up Credit Opinion on December 17, 2015.

Credit Rating from Standard & Poor’s

The credit ratings from Standard & Poor’s (“S&P”), have been unchanged since May 13, 2008, and on July 20, 2015, S&P confirmed the Bank’s credit ratings with a stable outlook.

Critical factors supporting the Bank’s investment-grade credit ratings include a substantial and continuous expansion in its core earnings, its historically solid asset quality, and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

Funding Sources

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate placements of securities. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend upon future economic and market conditions. The following table shows the Bank’s funding distribution as of the dates indicated:

	As of December 31,		As of January 1,
	2015	2014	2014
	(in percentages)
Interbank deposits	38.2%	35.3%	36.0%
Securities sold under repurchase agreements	1.6	4.2	4.4
Borrowings and debts	59.0	57.5	58.8
Other liabilities	1.2	3.0	0.9
Total liabilities	100.0%	100.0%	100.0%

Short- and long-term borrowings and debt are important funding sources for the Bank’s Loan Portfolio because they allow the Bank to diversify its funding sources outside the Region, and because the Bank uses these borrowings and placements, which generally have longer maturities than deposits, to manage its asset and liability positions. See “Cash—Asset—Liability Management.”

The Bank’s short- and medium-term borrowings mainly come from international correspondent banks from the United States, Japan, Canada and Europe. Among those European banks with credit lines in favor of Bladex, the largest country concentrations are from banks located in the United Kingdom, Germany and Switzerland.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2015, 71% of the deposits held by the Bank were deposits made by central and state owned banks in the Region, and 14% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions. Many of these banks deposit a portion of their dollar reserves with the Bank. The average term remaining to maturity of deposits from central and state owned banks as of December 31, 2015 and 2014, and January 1, 2014, was 63 days, 54 days, and 45 days, respectively. As of December 31, 2015, deposits from the Bank’s five largest depositors, all of which were central and state-owned banks in the Region, represented 43% of the Bank’s total deposits. See Item 18, “Financial Statements,” note 9.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,		January 1,
	2015	2014	2014
		(in $ million)
Argentina	$70	$68	$60
Bahamas	0	2	2
Barbados	17	15	30
Bermuda	6	0	0
Bolivia	1	1	1
Brazil	457	254	371
Cayman Island	7	20	19
Colombia	9	19	23
Costa Rica	116	20	18
Dominican Republic	51	6	0
Ecuador	213	567	598
El Salvador	22	30	25
France	0	0	1
Germany	77	53	50
Guatemala	50	70	70
Haiti	50	44	44
Honduras	157	161	138
Jamaica	1	1	1
Mexico	101	100	50
Multilateral	18	57	32
Netherlands	15	0	0
Nicaragua	90	76	72
Panama	435	406	372
Paraguay	433	269	274
Peru	142	17	0
Trinidad and Tobago	19	19	19
United Kingdom	1	0	0
United States of America	64	38	1
Venezuela	173	193	91
Total	$2,795	$2,507	$2,361

Securities Sold Under Repurchase Agreements and Short-Term Borrowings and Debt

The Bank enters into repos with international banks, utilizing its Investment Securities Portfolio as collateral to secure cost-effective funding. Repos are accounted as secured financings in the financial statements. As of December 31, 2015, repos amounted to $114.1 million, a decrease of $186.4 million from $300.5 million as of December 31, 2014, and a decrease of $172.1 million from $286.2 million as of January 1, 2014. See Item 18, “Financial Statements,” note 10.

The Bank’s short-term borrowings and debt consist of borrowings from banks that have maturities of up to 365 days, and debt instruments from notes issued under the Bank’s Euro Medium-Term Note Program. Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans.  Approximately ten European banks, seven North American banks, three Asian banks, one Latin American Bank, and one multilateral bank provide these short-term borrowings to the Bank.

During 2015, the Bank issued short-term private placements through its Euro Medium-Term Note Program. As of December 31, 2015, short-term issuances under the program amounted to $576 million, placed primarily in Asia, Japan, and Latin America.

As of December 31, 2015, short-term borrowings and debt amounted to $2,430 million, a decrease of $262 million compared to $2,692 million as of December 31, 2014. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2015 was 96 days. See Item 18, “Financial Statements,” notes 11.1 and 17.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,		January 1,
	2015	2014	2014
	(in $ million, except percentages)
Short-term borrowings, debt and securities sold under repurchase agreements
Advances from banks and financial institutions	$2,430	$2,693	$2,705
Securities sold under repurchase agreements	114	300	286
Total short-term borrowings, debt and securities sold under repurchase agreements	$2,544	$2,993	$2,991

Maximum amount outstanding at any month-end	$3,152	$2,993	$2,991
Amount outstanding at year-end	$2,544	$2,993	$2,991
Average amount outstanding	$2,484	$2,471	$2,275
Weighted average interest rate on average amount outstanding	0.91%	0.95%	1.17%
Weighted average interest rate on amount outstanding at year end	0.89%	0.79%	0.89%

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in the Mexican market.

Interest rates on most long-term borrowings are adjusted quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio. As of December 31, 2015, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years and five months (896 days).

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 11.2 and 17, and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

	As of and for the Year Ended December 31,		January 1,
	2015	2014	2014
	(in $ million, except percentages)
Borrowings and long-term debt (*)
Amount outstanding at year-end	$1,889	$1,405	$1,154
Maximum amount outstanding at any month-end	$1,889	$1,587	$1,893
Average amount outstanding	$1,589	$1,389	$1,318
Weighted average interest rate on average amount outstanding	2.65%	2.86%	3.08%
Weighted average interest rate on amount outstanding at year end	2.62%	2.71%	3.06%

(*) Gross of prepaid commissions of $7.0 million, $5.6 million and $5.0 million as of December 31, 2015, 2014 and as of January 1, 2014, respectively.

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various programs.

On September 2, 2015, the Bank announced the successful closing of a $175 million three-year syndicated loan. The facility consisted of two tranches: a two-year extension of Bladex’s $103 million syndicated loan previously arranged in 2013 and a $72 million three-year tranche of funding provided by new lenders. Banks from Japan, Taiwan and China participated in the transaction as arrangers and lead arrangers as well, further enhancing the Bank’s presence in Asian markets.

On May 7, 2014, the Bank successfully closed a $250 million three-and-a-half year global syndicated loan. This transaction further enhanced the Bank’s successful track record of global syndications in support of the Bank’s medium-term lending activities.

On October 1, 2013, the Bank successfully closed a $103 million three-year syndicated loan structured placed in the Asian financial markets.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2015, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program, (“Mexico Program”), in the Mexican local market, registered with “Mexican National Registry of Securities” (Registro Nacional de Valores) maintained by the “National Banking and Securities Commission” (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros, and with maturities from one day to 30 years. As of December 31, 2015, the total amount outstanding under this program was one issuance of “certificados bursátiles” in the Mexican capital markets of Bladex14 in the principal amount of Pesos 2.0 billion (two billion Mexican pesos) or approximately $115 million U.S. dollar equivalent, issued in July 2014, and due in January 2018.

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

On April 30, 2015, the Bank announced the issuance of a $350 million in bonds, the Bank’s second Rule 144A/ Regulation S bond transaction. The bonds, which mature in 2020, pay a fixed rate coupon of 3.25%. The bond offering was placed with global institutional and retail investors, reinforcing the Bank’s medium-term funding base. The bonds were issued pursuant to the Bank’s Euro Medium-Term Note Program.

As of December 31, 2015, total outstanding amount under the Euro Medium-Term Note Program was $1,541 million, which included a Rule 144A/Regulation S offering with an aggregate principal amount of $400 million due in 2017, and $348 million in bonds due in 2020. During 2015, the Bank issued short-term private placements through its Euro Medium-Term Note Program. As of December 31, 2015, short-term issuances under the program amounted to $576 million, placed primarily in Asia, Japan, and Latin America.

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds and floating and fixed-rate placements (including repos) as of December 31, 2015:

	Amount (*)	Weighted Average Cost
	(in $ million, except percentage)
Short-term borrowings and Securities sold under repurchase agreements at fixed interest rate
Due in 0 to 30 days	$358	0.82%
Due in 31 to 90 days	403	0.83%
Due in 91 to 180 days	261	1.02%
Due in 181 to 365 days	75	1.04%
Total	$1,097	0.89%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$25	0.67%
Due in 31 to 90 days	334	1.02%
Due in 91 to 180 days	368	0.94%
Due in 181 to 365 days	145	0.96%
Total	$872	0.97%

Short-term fixed-rate placements
Due in 0 to 30 days	$44	0.86%
Due in 31 to 90 days	227	0.87%
Due in 91 to 180 days	216	0.92%
Due in 181 to 365 days	38	1.05%
Total	$525	0.90%

Short-term floating-rate placements
Due in 31 to 90 days	$50	1.07%
Total	$50	1.07%

Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	5.28%
Due in 31 to 90 days	1	5.30%
Due in 91 to 180 days	2	5.30%
Due in 181 to 365 days	44	1.86%
Due in 1 through 6 years	65	2.87%
Total	$113	2.56%

Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$1	3.71%
Due in 181 to 365 days	26	1.60%
Due in 1 through 6 years	669	1.76%
Total	$696	1.76%

Medium and long-term fixed-rate placements
Due in 0 to 30 days	$10	1.16%
Due in 181 to 365 days	89	0.65%
Due in 1 through 6 years	774	3.43%
Due in 7 through 12 years	57	3.75%
Total	$930	3.16%

Medium and long-term floating-rate placements
Due in 181 to 365 days	$35	1.62%
Due in 1 through 6 years	115	3.93%
Total	$150	3.39%
Grand Total	$4,433	1.65%

(*) Gross of prepaid commissions of $7.0 million as of December 31, 2015.

Cash flows

Management believes that cash flows from operations, the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as deposits and short- and long-term borrowings and debt) are sufficient to fund its investing activities (which are mainly comprised of the Bank’s core lending activities), as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2015 and 2014.

Cash flows from operating activities

The Bank’s operating activities mainly include cash generated by profit for the year, adjustments converting the items reported on the income statement from the accrual basis of accounting to cash, net changes in non-interest-earning assets or operating assets, and net changes in non-interest-bearing liabilities or operating liabilities.

For the year ended December 31, 2015, net cash provided by operating activities was $419 million, resulting primarily from the net increase of $446 million in operating liabilities, along with the profit for the year of $104 million, partially offset by $125 million adjustments to reconcile profit for the year to net cash provided by operating activities.

For the year ended December 31, 2014, net cash used in operating activities was $267 million, resulting from: (i) a net increase of $560 million in operating assets, mainly from financial instruments at fair value through profit or loss and (ii) a $93 million adjustments to reconcile profit for the year to net cash provided by operating activities, partially offset by (i) a net increase of $284 million in operating liabilities and (ii) profit for the year of $102 million during the year 2014.

Cash flows from investing activities

The Bank’s investing activities predominantly include loans originated by the Bank, as well as the portfolio of financial instruments at fair value through OCI and at amortized cost. Investing activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities and demand, market conditions, and business strategies.

For the year ended December 31, 2015, net cash provided by investing activities was $130 million, mainly from $269 million in cash received from the sale and redemptions of financial instruments at fair value through OCI, and $45 million in proceeds received from the maturity of financial instruments at amortized cost, partially offset by purchases of $87 million, and $97 million, of financial instruments at fair value through OCI and at amortized cost, respectively.

For the year ended December 31, 2014, net cash of $23 million was used in investing activities, mainly from purchases of $288 million of financial instruments at fair value through OCI, partially offset by inflows from the sale of financial instruments at fair value through OCI of $223 million.

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

For the year ended December 31, 2015, net cash of $24 million was used in financing activities, which was primarily the result of net repayments of $463 million in long-term borrowings and debt, a net decrease of $449 million in short-term borrowing and debt and repos, and $60 million paid as cash dividends, partially offset by a net cash increase of $946 million on proceeds from long-term borrowings and debt.

For the year ended December 31, 2014, net cash provided by financing activities was $200 million, which was primarily the result of a net cash increase of $641 million on proceeds from long-term borrowings and debt, which was partially offset by net repayments of $389 million in long-term borrowings and debt and $54 million paid as cash dividends.

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

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and stockholders’ equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2015. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ million, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	$1,300	$1,300	$0	$0	$0	$0	$0
Financial instruments at fair value through OCI	142	13	26	29	6	67	0
Securities at amortized cost	108	14	6	10	6	72	0
Loans at amortized cost, net	6,682	1,878	2,728	1,720	273	92	(9)
Total interest-earning assets	8,232	3,205	2,760	1,759	285	231	(9)
Non-interest earning assets, allowance for expected credit losses and other asset	54	0	0	0	0	0	54
Total assets	8,286	3,205	2,760	1,759	285	231	45
Interest-bearing liabilities
Deposits	2,795	1,736	476	320	264	0	0
Securities sold under repurchase agreements	114	7	96	11	0	0	0
Borrowings and debt, net	4,312	753	1,590	1,433	354	189	(7)
Total interest-bearing liabilities	7,221	2,496	2,162	1,765	618	189	(7)
Non-interest-bearing liabilities	93	0	0	0	0	0	93
Total liabilities	7,314	2,496	2,162	1,765	618	189	86
Total Stockholders’ equity	972	0	0	0	0	0	972
Total liabilities and stockholders’ equity	$8,286	$2,496	$2,162	$1,765	$618	$189	$1,058
Interest rate sensitivity gap	0	709	599	(5)	(332)	43	(1,013)
Cumulative interest rate sensitivity gap		709	1,308	1,303	970	1,013	0
Cumulative gap as a % of total interest-earning assets		9%	16%	16%	12%	12%	0%

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities tend to reprice more quickly than the Bank’s interest-earning assets. This is offset by the short-term nature of the Bank’s interest-earning assets and interest-bearing liabilities, and the fact that most of the assets and liabilities pricing is based on short-term market rates (LIBOR-based) with contractual re-pricing schedules for longer term transactions. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases in the very short term. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

See Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,		January 1,
	2015	2014	2014
	(in $ thousand)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(73,397)	(77,627)	(82,008)
Additional paid-in capital in excess of assigned value of common stock	120,177	119,644	120,624
Capital reserves	95,210	95,210	95,210
Retained earnings	560,642	501,669	454,896
Accumulated other comprehensive loss	(10,681)	(7,837)	(9,700)
Total stockholders’ equity	$971,931	$911,038	$859,002

As of December 31, 2015, total stockholders’ equity amounted to $972 million, compared to $911 million as of December 31, 2014 and compared to $859 million as of January 1, 2014.

During 2015, total stockholders’ equity increased by $61 million compared to 2014. This increase was primarily due to a $59 million increase in retained earnings as a result of profit of $104 million for the year ended December 31, 2015, which was partially offset by $45 million declared as cash dividends.

During 2014, total stockholders’ equity increased $52 million compared to January 1, 2014. This increase was primarily due to a $47 million increase in retained earnings as a result of profit for the year of $102 million for the year ended December 31, 2014, which was partially offset by $56 million declared as cash dividends.

Capital reserves are established as an appropriation of retained earnings and, as such, are a form of retained earnings.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves, for purposes such as the payment of dividends, require the approval of the Board and Panamanian banking authorities.

As of December 31, 2015, the capital ratio of total stockholders’ equity to total assets was 11.7%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 16.1%, compared to 11.4% and 15.5%, respectively, as of December 31, 2014.  As of December 31, 2015, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.3%.

See Item 4, “Information on the Company—Business Overview—Regulations,” and Item 18, “Financial Statements,” notes 14 and 26.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, the U.S. dollar exchange rate, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The Region may be impacted by by slower rates of growth in economies that have exhibited high growth in recent years, which could affect the Region’s growth prospects in export industries;
•	The outlook assumes a protracted decline in the prices of raw materials, mainly driven by reduced global demand and a relatively strong U.S. dollar. The moderation of growth in the Chinese economy and continued weakness in the European economies continue to impact other emerging economies, in particular the former, given the significance of Chinese demand in global commodities markets. The sustainability of elevated growth in China continues to be of a concern because of the negative impact decreased levels of growth could have on long-term trends in the markets for commodities and raw materials, as well as the negative impact that a general slowdown in the Chinese economy could have on the global economy.
•	Diverging monetary stimulus policies in certain important global economies could result in greater disparity in global interest rates, leading to possible changes in global capital flows. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have an adverse effect on the growth prospects in the Region, and the Bank’s asset quality and operations.
•	Changes of risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•	A continued downturn in global debt capital markets, or a continued downturn in investor confidence, could affect the Bank’s access to funding or increase its cost of funding.

Year 2015

During 2015, profit for the year amounted to $104.0 million, an increase of $1.6 million or 2%, compared to $102.4 million in 2014. This increase was driven by the Bank’s core business activities, including growth in average Commercial Portfolio balances and a resulting increase in net interest income, higher fees and commissions, and lower operating expenses, while maintaining robust asset quality, partially offset by higher allowance and impairment loss for expected credit losses on loans and investment securities. These factors were complemented by a positive trend in non-core results from the Bank’s participation in investment funds which contributed $5.0 million for the year 2015 compared to $2.7 million for the year ended December 31, 2014.

Net interest income rose by $4.1 million, or 3%, to $145.5 million in 2015 from $141.3 million in 2014. The increase in 2015 was driven by higher average balances of the Bank’s interest-earning assets (+5%) and higher average London Interbank Offered Rates (“LIBOR”), which were partially offset by higher average balances on the Bank’s interest-bearing liabilities (+4%). Net interest margin stood at 1.84% for 2015 compared to 1.88% for 2014 and funding costs remained at 1.08% in 2015 compared to 1.07% in 2014.

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from two business streams: loan structuring and syndication, and loan intermediation and distribution. Fees and other income amounted to $22.3 million in 2015 compared to $21.8 million in 2014. The $0.5 million or 2% increase resulted from higher fee income from loan commitments and guarantees, and higher fees from loan structuring and syndication activity (with seven transactions led and executed during the year), which were partially offset by a lower net gain on sale of loans at amortized cost as a result of lower activity in the loan distribution activities in the secondary market.

The Bank’s operating expenses totaled $51.8 million for the year 2015, compared to $53.6 million for the year 2014. The $1.8 million or 3% decrease in operating expenses in 2015 was primarily attributable to a reduction in the salaries and other employee expenses line item (-$1.1 million), and lower expenses from professional services (-$0.6 million).

The Bank’s Commercial Portfolio remained relatively stable at $7,155 million as of December 31, 2015, compared to $7,187 million as of December 31, 2014, a $32 million decrease which was largely attributable to stable demand from the Bank’s established client base of corporations and financial institutions (up $70 million, or 1%), which was more than offset by decreased activity related to middle-market companies ($102 million, or 21%).

Deposit balances stood at $2.8 billion as of December 31, 2015, representing 38% of total liabilities, a $0.3 billion, or 4%, increase compared to $2.5 billion, or 35% of total liabilities, as of December 31, 2014. Short-term borrowings and debt, including securities sold under repurchase agreements (“repos”), totaled $2.5 billion as of December 31, 2015, resulting in a 14% year-on-year decrease, while long-term borrowings and debt totaled $1.9 billion as of December 31, 2015, up 34% year-on-year, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions. Weighted average funding costs for the year ended December 31, 2015 was 1.08%, compared to 1.07% for the year ended December 31, 2014.

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition.

E.	Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to instruments with off-balance sheet credit risk. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment or the Bank fulfill the obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements.

As of December 31, 2015, the Bank’s off-balance sheet arrangements, as defined in Item 5.E. of Form 20-F, included confirmed letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total off-balance sheet credit risk are as follows:

	As of December 31,		As of January 1,
	2015	2014	2014
		(in $ thousand)
Confirmed letters of credit	$99,031	$137,817	$221,963
Stand-by letters of credit and guaranteed – Commercial risk	158,599	89,752	137,285
Total off-balance sheet arrangements	257,630	227,569	359,248
Credit commitments	189,820	158,549	121,175
Total off-balance sheet credit risk	$447,450	$386,118	$480,423

Fees and commission income from off-balance sheet credit risk amounted to $12 million for the year ended December 31, 2015, compared to $11 million for the year ended December 31, 2014.

The allowance for expected credit losses on off-balance sheet credit risk is recognized on the consolidated statement of financial position, with the resulting impairment recorded in the consolidated statement of profit or loss. As of December 31, 2015, total allowance for expected credit losses on off-balance sheet credit risk amounted to $5 million, compared to $10 million as of December 31, 2014 and $6 million as of January 1, 2014.

For additional information, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Fees and Commissions, net.” and Item 18, “Financial Statements,” note 5.7.

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2015.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Deposits	$2,795	$2,795	$0	$0	$0
Securities sold under repurchase agreement	114	114	0	0	0
Short-term borrowings and debt	2,430	2,430	0	0	0
Long-term borrowings and debt (1)	1,889	209	1,268	355	57
Accrued interest payable	18	18	0	0	0
Future contractual interest payable, not yet accrued (2)	131	12	62	40	17
Leasehold obligations (3)	23	2	5	2	14
Total contractual obligations	$7,400	$5,580	$1,335	$397	$88
(1)	Gross of prepaid commissions of $7.0 million as of December 31, 2015. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2015 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Operating lease commitments result primarily from non-cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of expenses recognized in connection with such leases in 2015 and 2014 are $2.9 million and $2.2 million, respectively.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ million)
Letters of credit (4)	$114	$114	$0	$0	$0
Stand-by letters of credit	145	145	0	0	0
Guarantees	14	14	0	0	0
Other commercial commitments	190	167	22	0	1
Total Commercial Commitments	$463	$440	$22	$0	$1
(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $15 million as of December 31, 2015.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regards to these covenants.

See Item 18, “Financial Statements,” notes 5.7 and 24.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Facundo Martínez Maino
Director
Banco de la Nación Argentina, Argentina	Argentina	Director	2017	2016	44
Roland Holst
Director
Banco Central de Paraguay, Paraguay	Paraguay	Director	2017	2014	46
João Carlos de Nóbrega Pecego
Chief Executive Officer Banco Patagonia, Argentina	Brazil	Director	2019	2010	52

CLASS E
Mario Covo
Founding Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2017	1999	58
Miguel Heras
Executive Director Inversiones Bahia Ltd., Panama	Panama	Director	2018	2015	47
Herminio A. Blanco
Founder and President
IQOM, Mexico	Mexico	Director	2019	2004	65
Maria da Graça França
Brazil	Brazil	Director	2019	2004	67
Ricardo M. Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2019	2016	55

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque		Chairman of the Board
Director
Banco de Chile, Chile	Chile		2018	1990	67
Rubens V. Amaral Jr.
Chief Executive Officer
Bladex, Panama	Brazil	Director	2018	2012	56

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

Facundo Martínez Maino has served as Director of the Board since 2016, when he was designated to fill the vacancy created by the resignation of Esteban Alejandro Acerbo from Banco de la Nación Argentina. Mr. Martínez Maino has served as Director of Banco de la Nación Argentina since 2015. He was Chief Economist of MS Consultores, Buenos Aires, Argentina from 2000 to 2015 and Financial Analyst of the Centre for the Studies of Productivity of the Ministry of Industry, Commerce and Mining of the Republic of Argentina from 1997 to 1999. In 1996 he worked in the Secretariat of Planning of the Council of Ministers of the Republic of Argentina. Mr. Martínez Maino was a professor of Economics in the University of Buenos Aires from 1996 to 2003. Mr. Martinez Maino holds a Bachelor of Economics from the School of Economic Sciences of the National University of Rio Cuarto, Cordoba, Argentina and in 1997 pursued studies on economic development and trade in Taiwan on a scholarship granted by the International Cooperation and Development Fund. Mr. Martínez Maino´s professional experience in the field of economics and his academic skills qualify him to serve on the Board.

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

João Carlos de Nóbrega Pecego has served as Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has served as Director of Grupo Brasil since 2015, Director of Visa Argentina since 2012, President of GPAT Compañía Financiera, Director of Patagonia Valores and Director of Banco Patagonia Uruguay since 2011. Mr. Pecego was Vice President of Banco Patagonia, Argentina, from 2011 to 2014. Mr. Pecego was previously Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Commercial Superintendent of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, Sao Paulo, a postgraduate degree in Business Management from Instituto San Luiz, Sao Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

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

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco is founder and president of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America. IQOM has been the chief advisor to the Mexican private sector during the negotiations of the TPP (Trans-Pacific Partnership Agreement). Dr. Blanco is a corporate advisor to corporations throughout the world and is a member of the boards of CYDSA, Arcelor Mittal U.S. and Mexico and FUNO, the largest REIT (real estate investment trust) in Mexico. Dr. Blanco is a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission and was the Secretary of Trade and Industry of Mexico from 1994 to 2000 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was also responsible for the negotiation of the free trade agreement with the European Union and the European Free Trade Area and various agreements with Latin American countries and with Israel. Dr. Blanco contributed to the launching of negotiations of the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey and a Ph.D. in Economics from University of Chicago. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

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

Miguel Heras has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Executive Director and as a member of the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing in the financial, infrastructure, real estate, and communications areas. He leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA) and the Biodiversity Museum since 2008, Televisora Nacional and Bahia Motors since 2007, Industrias Panama Boston since 1999. Mr. Heras has served as Director of Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies, qualify him to serve on the Board.

Ricardo M. Arango has served as Director of the Board since 2016. Mr. Arango is a senior partner of Arias, Fábrega & Fábrega, in Panama. From 2004 to date, Mr. Arango has held several management and leadership positions within the firm, contributing to shape the organization into a leading Latin-American law firm, with offices in eight countries. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, director and member of the Audit Committee of Banco General since 2012 and member of the board of directors of MHC Holdings since 2002. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as Chairman of the Panama Stock Exchange from 2007 to 2011 and as a member of its board of directors from 1999 to 2016. He also served as the Secretary of the Bank from 2002 until 2016. From 2011 to 2015, Mr. Arango served as member of the managing partners committee of Lex Mundi, the largest network of independent law firms in the world. Mr. Arango is a member of the Latin American Business Council. Mr. Arango has acted as lead counsel in some of the most complex and largest financial transactions and acquisitions in Panama and Central America, including the initial public offering of several foreign companies listed on the NYSE. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School, and a Master of Laws degree from Yale Law School. He was a Fulbright scholar from 1985 to 1987. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango´s strong knowledge of the regulatory frameworks where the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the Bank´s business and operations; and experience as board member in different companies, qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990 and Chairman of the Board since 2002. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Banchile Asesoria Financiera S.A. since 2006, Banchile Seguros de Vida S.A. since 2000, Andsberg Investment Ltd. and Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. since 2011 and Empresa Nacional de Energia Enex S.A. since 2013. In addition, he has served as President of Inversiones Vita S.A. and Director of Inversiones Vita Bis since 2000, both Luksic group companies. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic since 2005 and Director of Inmobiliaria e Inversiones Rio Claro S.A. since 2013. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque was previously the Chairman of the Board of Bladex from 1995 to 1997. Mr. Menéndez Duque holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Exim Banks and Development Finance Institutions (G-Nexid), Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs. Mr. Amaral’s extensive knowledge of Bladex in different capacities, his expertise in the financial services industry, as well as his managerial experience and strong leadership skills qualify him to serve on the Board.

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

Executive Officers

The following table and information below sets forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	56
Ulysses Marciano Jr.	Executive Vice President Chief Commercial Officer	Brazil	48
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	39
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	62
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	51
Gustavo Díaz	Executive Vice President Chief Audit Officer	Colombia	53

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. A summary of Mr. Amaral Jr.’s experience is set forth above under “Directors”.

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

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since April 2016. He previously served as Senior Vice President of Risk Management, and also held other positions within Bladex's Risk Department over the past ten years. Mr. Tizzoni previously served for nine years in different roles in the credit risk area in banking and the international private sector in Argentina. Mr. Tizzoni holds a Master's Degree in Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's Degree in Business Administration and Certified Public Accountant, both from the University of Buenos Aires.

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

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2015, the Bank retained the services of McLagan, an international management consulting firm, to provide advice in connection with the compensation of the Bank´s executive officers and other employees. The advice was limited to statistical data regarding compensation, including trends and best practices in the industry. McLagan did not provide separate additional services for management. No conflict of interest exists that would prevent McLagan from independently representing the Nomination and Compensation Committee.

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

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2015, to the executive officers employed in the Bank’s Corporate Headquarters for their services was $2,779,391. During the fiscal year ended December 31, 2015, the Bank accrued, and paid on February 26, 2016, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $980,000.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 10, 2015, the Bank granted to current executive officers 63,244 restricted stock units and 233,418 stock options. These stock options have an exercise price of $29.25 and an expiration date of February 10, 2022. The restricted stock units vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. The options vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. As of December 31, 2015, the compensation cost charged against the Bank’s 2015 income in connection with these restricted stock units and stock options was $888,670. The total remaining compensation cost of $911,330 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2015, the Bank charged to salaries expense $169,081 with respect to the contribution plan. As of December 31, 2015, the total amount set aside or accrued by the Bank under this plan amounted to $245,784.

2015 Chief Executive Officer Compensation

The 2015 compensation of the Bank's Chief Executive Officer included an annual base salary of $350,000, a performance-based cash bonus of $431,270, a performance-based restricted stock units grant with a value of $710,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $14,155. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2015 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 16, 2015, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2014 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (93.36%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2015. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit and Compliance Committee receives an additional annual retainer of $8,500 and the Chairmen of the Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee, each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit and Compliance Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2015 to the directors of the Bank as a group for their services as directors was $948,725.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2008 Plan.

The aggregate number of restricted shares awarded during the year ended December 31, 2015, to non-employee directors of the Bank as a group under the 2008 Plan was 57,000 class E shares. These restricted shares vest 35% on the first and second anniversary of the award date, and 30% on the third anniversary of the award date. As of December 31, 2015, the total cost for these restricted shares amounted to $1,925,460 of which $852,170 was registered during 2015, and the remaining compensation cost of $1,073,290 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2015, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 483,886 class E shares, representing approximately 1.6% (based on 30,152,247 class E shares outstanding as of December 31, 2015) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2015 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers as of December 31, 2015. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2015 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2015 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	97,000	162,080	259,080	*	257,838	24,982
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	0	13,863	13,863	*	0	30,146
Miguel Moreno Executive Vice President Chief Operating Officer	5,650	22,549	28,199	*	26,178	14,086
Daniel Otero (5) Executive Vice President Chief Risk Officer	0	4,377	4,377	*	0	9,763
Christopher Schech Executive Vice President Chief Financial Officer	680	27,523	28,203	*	54,414	10,827
Gustavo Díaz Executive Vice President Chief Audit Officer	2,000	4,083	6,083	*	0	6,620
Total	105,330	234,475	339,805		338,430	96,424
*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2015.
(3)	Includes 180,443 and 157,987 stock options granted to executives officers on February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan. The exercise price and expiration date of these stock options are as follows: Grant of February 10, 2015, exercise price of $29.25 and expiration date of February 10, 2022, grant of February 11, 2014, exercise price of $25.15 and expiration date of February 11, 2021. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2015, is not deemed to be beneficially owned by the individuals listed in the table.
(4)	Includes 49,860, 23,873 and 22,691 unvested restricted stock units granted to executive officers on February 10, 2015, February 11, 2014 and February 5, 2013, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2015, is not deemed to be beneficially owned by the individuals listed in the table.
(5)	Mr. Otero submitted his resignation as Executive Vice President, Chief Risk Officer, effective April 9, 2016.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2015:

Name of Director	Number of Shares Owned as of Dec. 31, 2015 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2015 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Facundo Martínez Maino (4)	0	0	0	0	0
João Carlos de Nóbrega Pecego (5) .	0	0	0	*	0
Roland Holst	1,650	0	1,650	*	7,950
Mario Covo	25,972	0	25,972	*	10,155
Herminio Blanco	55,627	0	55,627	*	10,155
Maria da Graça França	18,247	0	18,247	*	10,155
William D. Hayes (6)	6,434	0	6,434	*	10,155
Miguel Heras	0		0		6,000
Gonzalo Menéndez Duque	36,151	0	36,151	*	15,230
Total	144,081	0	144,081		69,800

*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 16, 2015; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	17,767 class E shares corresponding to Mr. Esteban Alejandro Acerbo who was replaced by Mr. Martínez Maino's. Entitlements to both individuals, under the 2008 Plan have been issued to Banco de la Nación Argentina.
(5)	17,767 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued Banco do Brasil.
(6)	Mr. Hayes ceased serving as a director, effective on April 13, 2016.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines each director, within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Annual Report Form 20-F are in compliance with the guidelines as they apply to them.

The following elements are included in determining the director’s and executive’s share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units, and vested or unvested stock options.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 15.

C.	Board Practices

Committees of the Board

During the fiscal year ended December 31, 2015, the Board held nine meetings. Directors attended an average of 95% of the total number of Board meetings held during the fiscal year ended December 31, 2015.

The committees of the Board are composed of directors and executive officers of the Bank. The following table sets forth the four committees, established by the Board, the number of director members of each committee, the total number of participants of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2015:

Committee	Number of director members	Total number of participants (*)	Total number of meetings held
Audit and Compliance Committee	3	5	6
Risk Policy and Assessment Committee	5	9	5
Finance and Business Committee	5	7	6
Nomination and Compensation Committee	3	4	7

(*) In addition to director members, each committee is comprised of certain non-member participants, as described with respect to each committee below.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Maria da Graça França (Chairman), Gonzalo Menéndez Duque, Herminio Blanco and Facundo Martínez Maino. The current non-member participants of the Audit and Compliance Committee are Rubens V. Amaral Jr., Chief Executive Officer, and Gustavo Díaz, Executive Vice President, Chief Audit Officer.

As established in the Charter, the Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

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

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require. During the fiscal year ended December 31, 2015, the committee met six times.

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

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2015.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Ricardo M. Arango, Mario Covo and Miguel Heras. The current non-member participants of the Risk Policy and Assessment Committee are Rubens V. Amaral Jr., Chief Executive Officer, Ulysses Marciano Jr., Executive Vice President, Chief Commercial Officer, Alejandro Tizzoni, Executive Vice President, Chief Risk Officer, and Christopher Schech, Executive Vice President, Chief Financial Officer.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for their approval, all policies related to the prudent enterprise risk management. The committee also reviews and assesses exposures to the risks facing the Bank’s business, within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to market risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Enterprise Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee meets at least four times per year. During the fiscal period ended December 31, 2015, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mario Covo (Chairman), Ricardo M. Arango, Miguel Heras, Roland Holst and João Carlos de Nóbrega Pecego. The current non-member participants of the Finance and Business Committee are Ulysses Marciano Jr., Executive Vice President, Chief Commercial Officer, and Christopher Schech, Executive Vice President, Chief Financial Officer.

The Finance and Business Committee meets at least five times per year. During the fiscal year ended December 31, 2015, the Finance and Business Committee held six meetings. The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. The Charter of the Nomination and Compensation Committee requires that all members of the Committee be independent directors. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The current members of the Nomination and Compensation Committee are João Carlos de Nóbrega Pecego (Chairman), Maria da Graça França, Roland Holst and Facundo Martínez Maino. The current non-member participant of the Nomination and Compensation Committee is Miguel Moreno, Executive Vice President, Chief Operating Officer.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2015, the Nomination and Compensation Committee held seven meetings.

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

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten members, seven different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

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

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2015	2014	2013
Bladex Head Office in Panama	151	140	136
New York Agency	5	4	4
Representative Office in Argentina	8	6	6
Representative Office in Brazil	13	14	15
Representative Office in Mexico	13	14	13
Florida International Administrative Office (*)	0	6	7
Representative Office in Colombia	4	4	4
Representative Office in Peru	8	7	6
Total Number of Permanent Employees	202	195	191

(*) The Bank’s international administrative office located in Miami ceased operations during the first quarter of 2015.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2015, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 4.9% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2015:

	As of December 31, 2015
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SBS Ed. Sede III CEP 70073-900 Brasilia, Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.6
Total Shares of Class A Common Stock	6,342,189	100.0	16.3

	As of December 31, 2015
Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.7	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036AAF Buenos Aires, Argentina	295,945	12.0	0.8
The Korea Exchange Bank 181, Euljiro 2-ga Jun-gu, Seoul 100-793, Korea	147,173	5.9	0.4
Sub-total shares of Class B Common Stock	1,327,579	53.6	3.5
Total Shares of Class B Common Stock	2,474,469	100.0	6.3

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
First Trust Portfolios L.P. (3) 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187, United States	1,918,769	6.4	4.9
Columbia Wanger Asset Management, LLC (4) 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606-5016, United States	1,653,400	5.5	4.2
Edge Asset Management, Inc.(4) 601 Union Street #2200 Seattle, Washington 98101, United States	1,641,090	5.4	4.2
LSV Asset Management (5) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606, United States	1,582,093	5.2	4.1
Sub-total shares of Class E Common Stock	6,795,352	22.5	17.4
Total Shares of Class E Common Stock	30,152,247	100.0	77.4

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,968,905		100.0

(1)	Does not include an aggregate of 29,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 30,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 1) filing with the U.S. Securities and Exchange Commission dated February 1, 2016.
(4)	Source: Shareholder Identification Report performed by Ipreo (service provider of Bladex).
(5)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 12, 2016.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and

•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of the dates hereto:

Class of Shares	Number of Shares Outstanding as of December 31, 2015	Number of Shares Outstanding as of December 31, 2014
Class A Common Shares	6,342,189	6,342,189
Class B Common Shares	2,474,469	2,479,050
Class E Common Shares	30,152,247	29,956,100
Class F Common Shares	0	0
Total Common Shares	38,968,905	38,777,339

As of December 31, 2015, the Bank’s Class A common shares outstanding stood at the same level as of December 31, 2014. Class B common shares were nearly unchanged from 2014 except for minor conversions to Class E common shares during 2015. Class E common shares outstanding increased by 0.2 million shares during the same period mostly as a result of exercised of stock options of Bank’s executive officers and directors.

As of February 29, 2016, there were a total of 61 holders of record of our Class E shares, of which 17 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 99.77% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2015.

B.	Related Party Transactions

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business, in compliance with Panamanian regulatory related party limits set forth above in Item 4.B, “Information on the Company—Business Overview—Regulations—Panamanian Law.”

As of December 31, 2015, the Bank had extended loans, in the ordinary course of business, to four entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Banco de la Nación Argentina, in which the Bank’s director Facundo Martínez Maino is also a director. The loan was made on August 24, 2015, with an outstanding amount of $24 million and an interest rate of 0.93%, as of December 31, 2015. The largest amount outstanding granted at any month-end during 2015 was $144 million.

ii) Arrendadora y Factor Banorte, in which the Bank’s director Herminio Blanco is also a director of its parent holding. Two loans were made to Arrendadora y Factor Banorte on December 8 and 17, 2015, respectively, with total outstanding amount of $27 million, and a weighted average interest rate of 3.54%, as of December 31, 2015. The largest amount outstanding granted at any month-end during 2015 was $42 million.

iii) Valores Quimicos, S.A., in which the Bank’s director Herminio Blanco is also a director of one of the borrower’s parent companies. Two loans were made to Valores Quimicos, S.A. on December 9, 2014, and April 16, 2015, respectively, with total outstanding amount of $21 million, and a weighted average interest rate of 2.82%, as of December 31, 2015. The largest amount outstanding granted at any month-end during 2015 was $22 million.

iv) Banco General S.A. – Costa Rica, in which the Bank’s director Ricardo M. Arango is also a director of its parent company. Three loans were made to Banco General Costa Rica on September 9, 2013; September 30, 2014 and December 22, 2015, respectively, with total outstanding amount of $13 million, and a weighted average interest rate of 3.74%, as of December 31, 2015. The largest amount outstanding granted at any month-end during 2015 was $15 million. Mr. Arango was not a member of the Bank’s Board when these loans were disbursed to Banco General, S.A. – Costa Rica.

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

As of December 31, 2015, 2014 and January 1, 2014, the Bank had credit transactions in the normal course of business with 16%, 15% and 20%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2015, 2014 and January 1, 2014, approximately 9%, 8% and 12%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2015, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

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

On January 28, 2016, the Bank announced a quarterly cash dividend of $0.385 per common share corresponding to the fourth quarter 2015. The cash dividend was approved by the Board of Directors and was paid on February 23, 2016 to the Bank’s stockholders registered as of February 10, 2016 record date. In accordance with IAS 10 - “Events after the date of the consolidated statements of financial position”, if an entity declares dividends after such date, it cannot recognize the amount of these dividends as a liability in the year-end Consolidated Financial Statements.

On December 8, 2014, the Bank’s Board, approved an increase in quarterly dividends distributed to holders of common shares from $0.35 to $0.385 per share pertaining to the fourth quarter of 2014. This $0.035 or 10%, increase in quarterly dividends underlined the Board’s commitment to continue its established dividend approach that reflects the development and growth of the Bank’s core business.

No special dividends were declared during 2015 and 2014.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
February 23, 2016	February 10, 2016	$0.385
November 6, 2015	October 26, 2015	$0.385
August 4, 2015	July 27, 2015	$0.385
May 5, 2015	April 27, 2015	$0.385
January 13, 2015	January 5, 2015	$0.385
November 7, 2014	October 27, 2014	$0.35
August 5, 2014	July 28, 2014	$0.35
May 6, 2014	April 28, 2014	$0.35
January 14, 2014	January 6, 2014	$0.35

The Bank has no preferred shares issued and outstanding as of December 31, 2015.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX.” The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2015	34.49	22.16
2014	34.90	24.29
2013	28.82	21.70
2012	23.15	16.00
2011	19.03	14.84
2016:
March	25.07	21.55
February	23.48	19.63
January	25.60	21.08
2015:
December	28.55	25.00
November	28.85	26.71
October	27.80	22.16
2016:
First Quarter	25.60	19.63
2015:
First Quarter	33.34	26.66
Second Quarter	34.49	29.83
Third Quarter	32.72	22.87
Fourth Quarter	28.85	22.16
2014:
First Quarter	27.74	24.29
Second Quarter	29.81	24.90
Third Quarter	34.90	29.25
Fourth Quarter	34.53	29.38

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source from NYSE Connect.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 77.4% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2015. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding shares regarding the Class F shares.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2015, no Class F shares or preferred shares were issued and outstanding.

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

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank does not qualify as a PFIC for the taxable year ending December 31, 2015.

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

The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board constitute the Finance and Business Committee, which meets on a regular basis and monitors and controls the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls overall risk management of the Bank (credit, operational and market risk).

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

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.6, 5.8 and 18. For information regarding financial instruments, see Item 4, “Information on the Company/Business Overview/Financial instruments,” and Item 18, “Financial Statements,” note 5.

Interest Rate Risk Management and Sensitivity

The table below lists for each of the years from 2016 to 2020 the notional amounts and weighted interest rates, as of December 31, 2015, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading assets and liabilities.

As of December 31, 2015

Expected maturity date
	2016	2017	2018	2019	2020	There-after	Without maturity	Total 2015	Fair value 2015
($ Equivalent in thousand)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	45,945	19,850	19,000	53,044	13,500	86,848	-	238,187	234,081
Average fixed rate	4.15%	4.07%	4.60%	7.38%	5.68%	4.74%	-	5.20%
Mexican Peso	-	-	-	-	-	-	-	-
Average fixed rate	-	-	-	-	-	-	-	-
Floating rate
U.S. Dollars	3,500	-	-	8,000	-	-	-	11,500	9,461
Average floating rate	1.96%	-	-	2.38%	-	-	-	2.25%
Loans
Fixed rate
U.S. Dollars	2,890,800	52,957	26,894	2,604	1,030	-	-	2,974,286	2,986,425
Average fixed rate	2.78%	4.04%	4.02%	4.98%	5.11%	-	-	2.82%
Mexican Peso	179,679	8,324	6,967	5,104	2,782	-	-	202,856	206,360
Average fixed rate	5.01%	7.95%	7.96%	7.98%	7.11%	-	-	5.33%
Floating rate
U.S. Dollars	1,587,251	907,325	499,240	292,708	106,065	29,308	-	3,421,898	3,530,991
Average floating rate	3.35%	3.69%	3.93%	4.08%	3.76%	4.12%	-	3.61%
Mexican Peso	25,248	34,291	17,733	4,425	3,429	7,577	-	92,705	96,614
Average floating rate	6.23%	6.76%	7.16%	7.23%	6.41%	6.46%	-	6.68%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,686,784	445,471	-	-	348,263	-	-	2,480,517	2,377,839
Average fixed rate	0.90%	3.54%	-	-	3.25%	-	-	1.70%
Mexican Peso	15,535	7,272	5,946	4,348	2,782	-	-	35,884	39,285
Average fixed rate	4.64%	5.43%	5.60%	5.73%	5.91%	-	-	5.19%
Euro Dollar	54,410	-	-	-	56,820	-	-	111,230	110,697
Average fixed rate	0.40%	-	-	-	3.75%	-	-	2.11%
Japanese Yen	13,290	-	25,035	-	-	-	-	38,325	37,424
Average fixed rate	0.32%	-	0.70%	-	-	-	-	0.57%
Floating rate
U.S. Dollars	975,455	275,045	355,000	30,000	-	-	-	1,635,501	1,639,292
Average floating rate	0.99%	1.83%	1.61%	1.95%	-	-	-	1.28%
Mexican Peso	8,154	1,710	116,751	1,512	3,688	-	-	131,815	128,207
Average floating rate	4.29%	5.19%	3.95%	5.15%	4.88%	-	-	4.03%

Expected maturity date
	2016	2017	2018	2019	2020	There-after	Without maturity	Total 2015	Fair value 2015
($ Equivalent in thousand)
INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	4,000	5,000	8,500	4,000	33,200	-	54,700	53,525
Average pay rate	-	3.88%	5.57%	7.08%	5.75%	4.32%	-
Average receive rate	-	3.30%	6.37%	8.75%	3.90%	2.56%	-
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	63,429	18,524	-	-	-	-	-	81,953	81,910
Average pay rate	4.13%	3.80%	-	-	-	-	-
Average receive rate	3.79%	3.41%	-	-	-	-	-
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	775,000	25,000	-	17,000	13,000	40,000	-	870,000	868,021
Average pay rate	0.74%	0.00%	-	0.42%	2.12%	2.30%	-
Average receive rate	0.95%	1.35%	-	1.87%	0.42%	0.42%	-
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	400,000	-	-	350,000	-	-	750,000	750,963
Average pay rate	-	2.97%	-	-	2.00%	-	-
Average receive rate	-	3.75%	-	-	3.25%	-	-

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	415	976	-	-	-	-	-	1,392	322
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	3.54%	4.49%	-	-	-	-	-	4.21%
Pay U.S. Dollars	154,850	-	64,948	-	-	68,768	-	288,565	(23,732)
U.S. Dollars fixed rate	0.38%	-	-	-	-	-	-	0.38%
U.S. Dollars floating rate	-	-	2.56%	-	-	3.75%	-	3.17%
Receive Mexican Peso	-	-	40,000	-	-	-	-	40,000	(10,668)
Mexican Peso floating rate	-	-	3.72%	-	-	-	-	3.72%
Pay Mexican Peso	415	976	-	-	-	-	-	1,392	322
Mexican Peso fixed rate	3.54%	-	-	-	-	-	-	3.54%
Mexican Peso floating rate	-	4.49%	-	-	-	-	-	4.49%
Receive Euro Dollar	141,762	-	-	-	-	68,768	-	210,530	(13,228)
Euro Dollar fixed rate	0.39%	-	-	-	-	3.75%	-	1.49%
Receive Japanese Yen	13,088	-	24,948	-	-	-	-	38,035	224
Japanese Yen fixed rate	0.32%	-	0.71%	-	-	-	-	0.57%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	167,908	-	-	-	-	-	-	167,908	1,867
Average exchange rate	16.59%	-	-	-	-	-	-	16.59%
Receive U.S. Dollars/ Pay Brazilian Reales	3,818	-	-	-	-	-	-	3,818	(28)
Average exchange rate	4.03%	-	-	-	-	-	-	4.03%
Receive U.S. Dollars/ Pay Euro Dollars	75,092	-	-	-	-	-	-	75,092
Average exchange rate	1.14%	-	-	-	-	-	-	1.14%
TRADING:
Trading Liabilities
Interest rate swaps:
U.S. Dollars fixed to floating	14,000	-	-	-	-	-	-	14,000	13,986
Average pay rate	5.54%	-	-	-	-	-	-	5.54%
Average receive rate	5.19%	-	-	-	-	-	-	5.19%

(1) Borrowings and placements include repos and short and long-term borrowings and debt.

As of December 31, 2014

Expected maturity date
	2015	2016	2017	2018	2019	There- after	Without maturity	Total 2014	Fair value 2014
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

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements,” note 17.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding. During 2015, the Bank did not hold significant open foreign exchange positions. As of December 31, 2015, the Bank had an equivalent of $482 million in non-U.S. dollar financial assets and $481 million of non-U.S. dollar financial liabilities.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its nominal value.

	As of December 31, 2015
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
	(in $ thousand, except exchange rates)
Exchange rate	3.96	1.09	120.40	3175.18	17.34

Assets
Cash and cash equivalent	405	6	5	50	887	150	1,503
Investments and other financial assets	3,818	-	-	-	1,601	-	5,419
Loans	-	-	-	-	136,896	-	136,896
Other assets	-	271,005	38,208	-	28,831	-	338,044
Total	4,223	271,011	38,213	50	168,215	150	481,862

Liabilities
Borrowings and deposit placements	-	270,913	38,208	-	168,103	-	477,224
Other liabilities	3,883	-	-	-	-	-	3,883
Total	3,883	270,913	38,208	-	168,103	-	481,107

Net currency position	340	98	5	50	112	150	755

	As of December 31, 2014
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
	(in $ thousand, except exchange rates)
Exchange rate	2.66	1.21	119.49	2378.64	14.71

Assets
Cash and cash equivalent	501	8	7	27	867	126	1,536
Investments and other financial assets	5,269	-	-	-	5,336	-	10,605
Loans	-	-	-	-	140,616	-	140,616
Other assets	-	60,745	4,185	-	160,764	-	225,694
Total	5,770	60,753	4,192	27	307,583	126	378,451

Liabilities
Borrowings and deposit placements	-	66,303	4,185	-	307,853	-	378,341
Other liabilities	5,269	-	-	-	-	-	5,269
Total	5,269	66,303	4,185	-	307,853	-	383,610

Net currency position	501	(5,550)	7	27	(270)	126	(5,159)

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

For more information regarding the Risk Management, Market Risk, and Currency Risk, see Item 18, “Financial Statements,” notes 26 and 26.3.

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

The table below lists the carrying amount and fair value of the Investment Securities Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2015		As of December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousand)
INVESTMENT SECURITIES
Financial instruments at fair value through OCI	141,803	141,803	338,973	338,973
Securities at amortized cost (1)	108,741	101,933	55,014	53,295
Interest rate swaps (2)	(1,190)	(1,190)	(1,224)	(1,224)
(1)	Amounts do not include allowance for expected credit losses of $526 million, and $276 million, as of December 31, 2015 and 2014, respectively.
(2)	As of December 31, 2015 and 2014, includes interest rate swaps that applies for hedge accounting.

For additional information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.6, 5.8 and 18, and for information regarding financial instruments, see Item 18, “Financial Statements,” notes 5.3, 5.4 and 18.

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	As of December 31, 2015 (in $ thousand)
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position

Interest rate risk
Loans	81,931	-	Loans at amortized cost
Issuances	750,000	-	Short and long term borrowings and debt

	As of December 31, 2014 (in $ thousand)
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position

Interest rate risk
Loans	100,215	101	Loans at amortized cost
Issuances	401,781	1,781	Short and long term borrowings and debt

The following tables details the profile of the timing ot the nominal amount of the hedging instrument:

	As of December 31, 2015 (in $ thousand)
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	102,553	25,000	-	127,553
31 to 60 days	15,134	265,000	-	280,134
61 to 90 days	38,740	90,000	-	128,740
91 to 180 days	48,811	345,000	-	393,811
181 to 365 days	197,482	80,000	415	277,897
1 to 2 years	535	480,931	442	481,908
2 to 5 years	40,000	397,500	24,948	462,448
More than 5 years	-	73,200	68,768	141,968
Total	443,255	1,756,631	94,573	2,294,459

	As of December 31, 2014 (in $ thousand)
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	68,292	-	-	68,292
31 to 60 days	1,980	80,000	-	81,980
61 to 90 days	193,524	101,050	4,895	299,469
91 to 180 days	19,618	54,500	7,034	81,152
181 to 365 days	58,026	199,000	-	257,026
1 to 2 years	-	30,000	831	30,831
2 to 5 years	40,891	504,615	694	546,200
More than 5 years	-	90,200	68,768	158,968
Total	382,331	1,059,365	82,222	1,523,918

The following tables details the sources of ineffectiveness for our cash flow hedge positions:

	As of December 31, 2015 (in $ thousand)
	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Type of risk hedge
Interest rate risk (1)	25	(136)		341	229
Foreign exchange risk (1)	(25)		(72)	14	(84)
	0	(136)	(72)	354	146
	As of December 31, 2014 (in $ thousand)
	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Type of risk hedge
Interest rate risk (1)	-	(214)		8	(206)
Foreign exchange risk (1)	-	0	-	-	-
	-	(214)	-	8	(206)

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”), evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2015, and concluded that they were effective as of December 31, 2015.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2015. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2015, the Bank’s internal control over financial reporting was effective.

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

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries (the "Bank") as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Bank and our report dated April 29, 2016, expressed an unqualified opinion on those financial statements.

/S/ Deloitte, Inc.

April 29, 2016

Panama, Republic of Panama

d) Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

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

A copy of the Bank’s amended Code of Ethics, approved by the Nomination and Compensation Committee in its meeting held on July 13, 2015, is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and may also be found on the Bank’s website at http://www.bladex.com/en/investors/governance-documents (For purposes of Section 406 of the Sarbanes-Oxley Act of 2002). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, via e-mail to cschech@bladex.com.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the years ended December 31, 2015 and 2014:

	As of December 31,
	2015	2014

Audit fees	$641,255	$592,085
Audit-related fees	343,431	311,335
Tax fees	0	0
All other fees	0	0
Total	$984,686	$903,420

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs, as part of the normal course of business of the Bank.

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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Rubens V. Amaral Jr.
Chief Executive Officer

April 29, 2016

EXHIBIT INDEX

Exhibit

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1.	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2015 and 2014, and January 1, 2014

With Report Of Independent Registered Public Accounting Firm

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2015 and 2014, and January 1, 2014

Deloitte, Inc.

Contadores Públicos Autorizados

RUC 16292-152-155203 D.V.65

Torre Banco Panamá, piso 12

Avenida Boulevard y la Rotonda

Costa del Este, Panamá

Apartado 0816-01558

Panamá, Rep. de Panamá

Teléfono: (507) 303-4100

Facsimile: (507) 269-2386

infopanama@deloitte.com

www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2015, 2014 and January 1, 2014, and the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries as of December 31, 2015, 2014 and January 1, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2016 expressed an unqualified opinion on the Bank's internal control over financial reporting.

/S/ Deloitte, Inc.

April 29, 2016

Panama, Republic of Panama

Auditoría . Impuestos . Consultoría . Asesoría Financiera.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of financial position
Years ended December 31, 2015, 2014 and January 1, 2014
(In US$ thousands, except per share amounts)

		December 31	December 31	January 1
	Notes	2015	2014	2014
Assets
Cash and cash equivalents	4,17	1,299,966	780,515	839,718
Financial Instruments:	5,17
At fair value through profit or loss	5.2	53,411	57,574	68,762
At fair value through OCI	5.3,17	141,803	338,973	334,368
Securities at amortized cost, net	5.4,17	108,215	54,738	33,570
Loans at amortized cost	5.6	6,691,749	6,686,244	6,148,298
Allowance for expected credit losses	5.6	89,974	77,687	70,876
Unearned interest & deferred fees		9,304	8,509	6,668
Loans at amortized cost, net		6,592,471	6,600,048	6,070,754

At fair value - Derivative financial instruments used for hedging – receivable	5.8,5.9,17	7,400	12,324	15,217

Property and equipment, net	6	6,173	6,961	8,432
Intangibles, net	7	427	1,024	1,890

Other assets:
Customers' liabilities under acceptances	17	15,100	114,018	1,128
Accrued interest receivable	17	45,456	48,177	40,778
Other assets	8	15,794	8,056	3,491
Total of other assets		76,350	170,251	45,397
				-
Total assets		8,286,216	8,022,408	7,418,108

Liabilities and stockholders' equity
Deposits:	9,17
Noninterest-bearing - Demand		639	394	663
Interest-bearing - Demand		243,200	83,781	62,384
Time		2,551,630	2,422,519	2,298,289
Total deposits		2,795,469	2,506,694	2,361,336

At fair value – Derivative financial instruments used for hedging – payable	5.8,5.9,17	29,889	40,287	8,572

Financial liabilities at fair value through profit or loss	5.1,5.9,17	89	52	72
Securities sold under repurchase agreement	4,5.3,5.9,10,17	114,084	300,519	286,162
Short-term borrowings and debt	11,17	2,430,357	2,692,537	2,705,365
Long-term borrowings and debt, net	11,17	1,881,813	1,399,656	1,148,684

Other liabilities:
Acceptances outstanding	17	15,100	114,018	1,128
Accrued interest payable	17	17,716	14,855	13,786
Allowance for expected credit losses on off-balance sheet credit risk	5.7	5,424	9,873	6,054
Other liabilities	12	24,344	32,878	27,947
Total other liabilities		62,584	171,624	48,915
Total liabilities		7,314,285	7,111,369	6,559,106

Stockholders' equity:	13,14,15,18
Common stock		279,980	279,980	279,980
Treasury stock		(73,397)	(77,627)	(82,008)
Additional paid-in capital in excess of assigned value of common stock		120,177	119,644	120,624
Capital reserves		95,210	95,210	95,210
Retained earnings		560,642	501,669	454,896
Accumulated other comprehensive loss	5.3,5.8,18	(10,681)	(7,837)	(9,700)
Total stockholders' equity		971,931	911,039	859,002
Total liabilities and stockholders' equity		8,286,216	8,022,408	7,418,108

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss
Years ended December 31, 2015 and 2014
(In US$ thousands, except per share amounts)

	Notes	2015	2014

Interest income from financial instruments	5.8
Deposits		2,050	1,545
At fair value through OCI		6,033	8,115
At amortized cost		212,229	203,238
Total interest income		220,312	212,898
Interest expense:	5.8
Deposits		11,788	11,245
Short-term borrowings and debt		23,005	23,893
Long-term borrowings and debt		40,040	36,424
Total interest expense		74,833	71,562

Net interest income		145,479	141,336

Other income
Fees and commissions, net	20	19,200	17,502
Derivate financial instruments and foreign currency exchange	5.8	(23)	208
Gain per financial instrument at fair value through profit or loss	21	5,731	2,361
Gain per financial instrument at fair value through OCI		363	1,871
Gain on sale of loans at amortized cost		1,505	2,546
Other income, net		1,603	1,786
Net other income		28,379	26,274

Total income		173,858	167,610

Expenses
Impairment loss from expected credit losses on loans at amortized cost	5.6	17,248	6,782
Impairment loss from expected credit losses on investment securities	5.3,5.4	5,290	1,030
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	5.7	(4,448)	3,819
Salaries and other employee expenses	22	30,435	31,566
Depreciation of equipment and leasehold improvements		1,371	1,545
Amortization of intangible assets		596	942
Professional services		4,621	5,177
Maintenance and repairs		1,635	1,544
Other expenses	23	13,126	12,839

Profit for the year		103,984	102,366

Earnings per share:

Basic	13	2.67	2.65
Diluted	13	2.66	2.63
Weighted average basic shares	13	38,925	38,693
Weighted average diluted shares	13	39,113	38,882

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss and other comprehensive income
Years ended December 31, 2015 and 2014
(In US$ thousands)

	Notes	2015	2014

Profit for the year		103,984	102,366
Other comprehensive income (loss):
Items that are or may be reclassified to profit or loss:
Net change in unrealized losses on financial instruments at fair value through OCI	18	(2,114)	2,212
Net change in unrealized losses on derivative financial instruments	18	(730)	(349)
Other comprehensive income (loss)	18	(2,844)	1,863
Total comprehensive income for the year		101,140	104,229

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries

Consolidated statements of changes in equity
Years ended December 31, 2015, 2014 and January 1, 2014
(In US$ thousands, except per share amounts)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprenhensive income (loss)	Total
Balances at January 1, 2014	279,980	(82,008)	120,624	95,210	454,896	(9,700)	859,002
Profit for the year	-	-	-	-	102,366	-	102,366
Other comprehensive income	-	-	-	-	-	1,863	1,863
Issuance of restricted shares	-	629	(629)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	2,573	-	-	-	2,573
Exercised options and stock units vested	-	4,392	(2,924)	-	-	-	1,468
Repurchase of "Class B" and "Class E" common stock	-	(640)	-	-	-	-	(640)
Dividends declared	-	-	-	-	(55,593)	-	(55,593)
Balances at December 31, 2014	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039
Profit for the year	-	-	-	-	103,984	-	103,984
Other comprehensive income	-	-	-	-	-	(2,844)	(2,844)
Compensation cost - stock options and stock units plans	-	-	3,296	-	-	-	3,296
Issuance of restricted shares	-	1,259	(1,259)	-	-	-	-
Exercised options and stock units vested	-	2,971	(1,504)	-	-	-	1,467
Dividends declared	-	-	-	-	(45,011)	-	(45,011)
Balances at December 31, 2015	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. y Subsidiarias

Consolidated statements of cash flows
For the years ended on December 31, 2015 and 2014
(Expressed in thousands of US dollars)

	2015	2014
Cash flows from operating activities:
Profit for the year	$103,984	$102,366
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(2,279)	33,338
Depreciation of equipment and leasehold improvements	1,371	1,545
Amortization of intangible assets	596	942
Impairment loss from expected credit losses	18,090	11,638
Net gain on sale of financial assets at fair value through OCI	(363)	(1,871)
Compensation cost - share-based payment	3,296	2,573
Interest income	(220,312)	(212,898)
Interest expense	74,833	71,562
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	6,546	(30,178)
Financial instruments at fair value through profit or loss	2,545	11,738
Net increase in loans at amortized cost	(7,410)	(536,075)
Other assets	(7,738)	(5,191)
Net increase (decrease) in operating liabilities:
Net increase due to depositors	288,775	145,358
Financial liabilities at fair value through profit or loss	37	(20)
Other liabilities	6,398	3,646
Cash provided by operating activities
Interest received	223,033	205,519
Interest paid	(71,972)	(70,530)
Net cash provided by (used in) operating activities	419,430	(266,538)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(615)	(87)
Acquisition of intangible assets	-	(83)
Proceeds from disposal of equipment and leasehold improvements	32	13
Proceeds from disposal of intangible assets	1	7
Proceeds from the redemption of financial instruments at fair value through OCI	151,131	62,535
Proceeds from the sale of financial instruments at fair value through OCI	118,210	223,219
Proceeds from maturities of financial instruments at amortized cost	44,923	19,883
Purchases of financial instruments at fair value through OCI	(86,629)	(287,770)
Purchases of financial instruments at fair value at amortized cost	(96,920)	(40,305)
Net cash provided by (used in) investing activities	130,133	(22,588)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	(448,615)	1,529
Proceeds from long-term borrowings and debt	946,084	641,138
Repayments of long-term borrowings and debt	(462,559)	(389,490)
Dividends paid	(59,943)	(54,262)
Exercised stock options	1,467	1,469
Repurchase of common stock	-	(640)
Net cash (used in) provided by financing activities	(23,566)	199,744

Effect of exchange rate fluctuations on cash and cash equivalents	-	1

Net increase (decrease) in cash and cash equivalents	525,997	(89,381)
Cash and cash equivalents at beginning of the year	741,305	830,686
Cash and cash equivalents at end of the year	$1,267,302	$741,305

The accompanying notes are an integral part of these consolidated financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

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

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all of its assets in an investment fund incorporated in Brazil (“the Brazilian Fund”), registered with the Brazilian Securities Commission (“CVM”, for its acronym in Portuguese). The Brazilian Fund is a non-consolidated entity.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information (continued)

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

The consolidated financial statements have been authorized for issue by resolution of the Board of Directors dated April 11, 2016.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC).

2.2	Basis of valuation and presentation currency

These consolidated financial statements for the year ended December 31, 2015 are the first the Bank has prepared in accordance with IFRS, and IFRS 1 – First Time Adoption of International Financial Reporting Standards (“IFRS”) has been applied. In prior years, the Bank prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (US-GAAP). Refer to Note 27 for information on how the Bank adopted IFRS.

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, derivative financial instruments, investments and other financial assets at fair value through other comprehensive income. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (“$”), which is the functional currency of the Bank.

Financial assets and liabilities are offset and the net amount are reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. Income and expenses are not offset in the consolidated statement of profit or loss unless required or permitted by any accounting standard or interpretation.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

2.	Basis of preparation of the consolidated financial statements

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank. All intercompany balances and transactions have been eliminated for consolidation purposes. Control is achieved when the Bank is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Bank controls an investee if, and only if, the Bank has:

-	Power over the investee. Existing rights that give it the current ability to direct the relevant activities of the investee.
-	Exposure, or rights, to variable returns from its involvement with the investee.
-	The ability to use its power over the investee to affect its return.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Bank has less than the majority of the voting or similar rights of an investee, the Bank considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement(s) with the other vote holders of the investee
-	Rights arising from other contractual arrangements
-	The Bank’s voting rights and potential voting rights.

The Bank re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Bank and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Bank loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any investment retained is recognized at fair value.

In the event of a loss of control of a controlled subsidiary, the Bank applies the following procedures to remove the subsidiary from consolidation:

-	Derecognition of the assets (including goodwill) and liabilities of the subsidiary
-	Derecognition of the carrying amount of any non-controlling interest
-	Derecognition of the cumulative translation differences, recorded in statement of changes in equity
-	Recognition of the fair value of the consideration received
-	Recognition of the fair value of any investment retained
-	Recognition of any surplus or deficit to the consolidated statement of profit or loss
-	Reclassification of the parent’s share of components previously recognized in other comprehensive income to the consolidated statement of profit or loss or retained earnings, as appropriate.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies

The following are the significant accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements and in the preparation of opening balances under IFRS consolidated statement of financial position as of January 1, 2014, for purposes of the transition to IFRS.

3.1	Currency and foreign currency transactions

3.1.1	Foreign currency transactions

For each entity, the Bank determines the functional currency, and items included in the consolidated financial statements of each entity are measured using the functional currency.

3.1.2	Transactions and balances

Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using year-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the accumulated other comprehensive income (loss) in the consolidated statement of changes in equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollar using year-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the gain (loss) on foreign currency exchange line item.

Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of profit or loss with the exception of monetary items that are designated as part of the hedge of the Bank’s net investment in a foreign operation. These are recognized in consolidated statements of other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is classified to the consolidated statement of profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in consolidated statements of other comprehensive income, if applicable.

3.2	Cash and cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

3.3	Financial instruments

3.3.1	Date of recognition

All financial assets and liabilities are initially recognized on the trade date, the date that the Bank becomes a party to the contractual provisions of the instrument. This includes regular way trades: purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.2	Initial measurement of financial instruments

The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss on the basis of the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets. The Bank classifies all financial liabilities as subsequently measured at amortized costs, except for those liabilities measured at fair value through profit or loss as a result of hedge accounting, as well as liabilities measured at fair value in the case of undesignated derivatives.

3.3.3	Financial assets and liabilities at fair value through profit or loss (FVTPL)

Financial assets and liabilities at fair value through profit or loss include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Unrealized and realized gains and losses on assets and liabilities at FVTPL are recorded in the consolidated statement of profit or loss as net gain (loss) from financial instruments at FVTPL.

3.3.4	Financial assets at fair value through other comprehensive income (FVOCI)

These securities consist of debt instruments not classified as either securities at FVTPL or securities at amortized cost, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
-	The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Unrealized gains and losses are reported as net increases or decreases to accumulated other comprehensive income (loss) (“OCI”) in consolidated statement of changes in equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

3.3.5	Financial assets at amortized cost

Securities classified at amortized cost represent securities whose objective is to hold assets in order to collect contractual cash flows over the life of the instrument. These securities are measured at amortized cost if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is to hold the financial assets in order to collect the contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.6	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Bank could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is extinguished, when the obligation specified in the contract is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a an extinguishment of the original liability and the recognition of a new liability.

The difference between the carrying value of the original financial liability and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.6	Derecognition of financial assets and financial liabilities (continued)

Impairment of financial assets - securities

The Bank conducts periodic reviews for all of its securities. The Bank recognizes a loss allowance for expected credit losses on financial assets measured at fair value through other comprehensive income and at amortized cost. If at the reporting date, the credit risk of these financial instruments has not increased significantly since initial recognition, the Bank will measure the loss allowance for those financial instruments at an amount equal to 12-month expected credit losses. However, if the Bank determines that the credit risk of those financial instruments has increased significantly since initial recognition, then it measures a loss allowance at an amount equal to the lifetime expected credit losses If the Bank has measured a loss allowance for a financial instrument at an amount equal to lifetime expected credit losses in the previous reporting year because of a significant increase in credit risk, but determines at the current reporting date that this presumption is no longer met; then it will measure the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date. The Bank recognizes in the consolidated statement of profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance to the amount that is required to be recognized at the reporting date.

For financial instruments measured at fair value through OCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset was measured at amortized cost is recognized in the consolidated statement of profit or loss and other comprehensive income as the accumulated impairment amount. Impairment gains or losses are accounted for as an adjustment of the revaluation reserve in the accumulated other comprehensive income, with a corresponding charge to the consolidated statement of profit or loss.

Impairment on securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether a detrimental impact on the estimated future cash flows of a financial asset has occurred include, but are not limited to: significant financial difficulty of the issuer; high probability of bankruptcy; granting a concession to the issuer; disappearance of an active market because of financial difficulties; breach of contract, such as default or delinquency in interest or principal; and, observable data indicating there is a measureable decrease in the estimated future cash flows since initial recognition.

If a security is no longer publicly traded or the entity´s credit rating is downgraded, this is not, by itself, evidence of impairment, but should be considered for impairment together with other information. A decline in the fair value of a debt instrument below its amortized cost is not necessarily evidence of impairment, as it may be due to an increase in market interest rates. Whether a decline in fair value below cost is considered significant or prolonged, must be assessed on an instrument-by-instrument basis and should be based on both qualitative and quantitative factors. However, the assessment of prolonged decline should not be compared to the entire period that the investment has been or is expected to be held

Impairment losses of continuing operations are recognized in the consolidated statement of profit or loss in those expense categories consistent with the function of the impaired asset. For other non-financial assets, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exists or may have decreased. If such indication exists, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, and deferred fees and allowance for expected credit losses. Interest income is recognized using the effective interest rate method. This shall be calculated by applying the effective interest rate to the gross carrying amount of the loan, except for: a) purchased or originated credit-impaired loans. For these financial assets, the Bank applies the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition; and b) loans that have subsequently become credit-impaired financial assets. For these loans, the Bank shall apply the effective interest rate to the amortized cost of the financial asset in subsequent reporting years.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

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

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrate that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

A modified or renegotiated loan is a loan whose borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or reduction of accrued interest, among others.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on the historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost (continued)

-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

The Bank recognizes a loss allowance for expected credit losses (ECL) on a loan that is measured at amortized cost at each reporting date at an amount equal to the lifetime expected credit losses if the credit risk on that loan has increased significantly since initial recognition. If at the reporting date, the credit risk of that loan has not increased significantly since initial recognition, an entity shall measure the loss allowance for that loan at an amount equal to 12-month expected credit losses.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders, among others.

A description of these indicators is as follows:

Rating	Description
1 to 4	Clients with payment ability to satisfy their financial commitments.
5 to 6	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.
7

Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9

Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 12 months, depending on the risk rating.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost (continued)

The Bank's lending portfolio is comprised of the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all types of loans.

3.5	Allowance for expected credit losses

The allowance for expected credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet instruments, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The Bank measures expected credit losses (ECLs) in a way that reflects: a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; b) the time value of money; and c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecast of future economic conditions.

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of financial instruments. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECLs (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECLs (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the entity will once again calculate the interest revenue.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.5	Allowance for expected credit losses (continued)

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

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

When assessing whether the credit risk on a loan has increased significantly, the Bank considers the change in the risk of default occurring since initial recognition. For a loan to be considered in “default”, management considers criteria used in the internal credit risk model and qualitative factors, such as financial covenants, when appropriate.

At each reporting date, the Bank assesses significant increases in credit risk based on the change in the risk of a default occurring over the expected life of the financial instrument. In order to make the assessment of whether there has been significant credit deterioration, the Bank considers reasonable and supportable information that is available without undue cost or effort and comparing:

-	The risk of a default occurring on the financial instrument as at the reporting date, and
-	The risk of a default occurring on the financial instrument as at the date of initial recognition.

For loan commitments, the Bank considers changes in the risk of a default occurring on the ‘potential’ loan to which a loan commitment relates, and for financial guarantee contracts, changes in the risk that the specified debtor will default are taken into consideration.

In order to determine whether there has been a significant increase in the credit risk of the financial instrument, the assessment is based on quantitative information and qualitative information. The Bank considers the following factors though not exhaustive, when measuring significant increase in credit risk:

a) Significant changes in internal price indicators of credit risk as a result of a change in credit risk since inception; b) Significant changes in external market indicators of credit risk for a particular financial instrument or similar financial instruments with the same expected life; c) An actual or expected significant change in the financial instrument’s external credit rating; d) Existing or forecast adverse changes in business, financial or economic conditions; e) An actual or expected significant change in the operating results of the borrower; f) An actual or expected significant adverse change in the regulatory environment; g) economic, or technological environment of the borrower; h) Significant changes in the value of the collateral supporting the obligation; i) Significant changes, such as reductions, in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECLs model.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.5	Allowance for expected credit losses (continued)

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month expected credit losses and lifetime probability of default to account for more than 12-month. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience. Management also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and off-balance sheet instruments of the Bank.

When the Bank has no reasonable expectations of recovering the loan, then the gross carrying amount of the loan is directly reduced in its entirety; thus, constituting a derecognition event. If the amount of loss on write-off is greater than the accumulated loss allowance, the differences will be recognized as an additional impairment loss.

3.6	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and foreign exchange forward contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency.

These derivatives contracts can be classified as fair value and cash flow hedges. In addition, foreign exchange forward contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than the US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, foreign exchange forward and future contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these financial instruments are included in gain per financial instrument at fair value through profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.6	Derivative financial instruments and hedge accounting (continued)

Derivatives for hedging purposes primarily include foreign exchange forward contracts and interest rate swap contracts in US dollar and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated statement of financial position as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-year earnings.

Economic relationship

As the Bank enters into a hedging relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rational, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried by the Bank as the underlying of the hedging instrument matches, or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment considers, whether qualitative or quantitative, the following: a) maturity; b) nominal amount; c) cash flow dates; d) interest rate basis; and e) credit risk, including the effect of collateral, among others.

Hedge ratio

The hedge ratio is the ratio between the amount of hedged item and the amount of the hedging instrument. For most of the hedging relationships, the hedge ratio is 1:1 as the underlying of the hedging instrument perfectly matches the designated hedged risk. For a hedging relationship with a correlation between the hedged item and the hedging instrument that is not 1:1 relationship, the Treasury front office will generally set the hedge ratio so as to adjust for the type of relation in order to improve effectiveness.

Discontinuation of hedge accounting

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

The Bank carries all derivative financial instruments in the consolidated statement of financial position at fair value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.6	Derivative financial instruments and hedge accounting (continued)

Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in the consolidated statement of profit or loss together with changes in the fair value of the hedge item that are attributable to the hedged risk. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and it is amortized to earnings as a yield adjustment.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and presented in the hedging reserve within equity and recognized in the consolidated statement of profit or loss when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of profit or loss as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

Net investment hedges

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative is recognized in the consolidated statement of profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

3.7	Repurchase agreements

Repurchase agreements are transactions in which the Bank sells a security and simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date. The Bank continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because the Bank sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement.

3.8	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.9	Recognition of income and expenses

Fee and commission income

The Bank earns fee and commission income from a diverse range of services it provides to its customers.

Income is recognized to the extent that is probable that the economic benefits will flow to the Bank and it is reliably measured, regardless of when the payment is made. This income is measured at fair value of the consideration received or receivable, taking into account contractually defined terms of payment an excluding taxes or duty.

Fee income can be divided into the following two categories:

-	Fee income earned from services that are provided over a certain period of time.
-	Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income and other management and advisory fees.

Fee income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Net trading income

Results arising from trading activities include all gains and losses from changes in fair value and related interest income or expense and dividends for financial assets and financial liabilities held for trading.

Fees and commissions on loans at amortized cost

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on an effective interest rate basis. These fees are regarded as compensation for an ongoing involvement with the acquisition of a financial instrument. If the commitment expires without the Bank making the loan, the fee is recognized as revenue on expiration.

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. When there are concerns about the realization of loan principal or interest, these net fees are recognized as revenue at the credit-adjusted effective interest rate for credit-impaired financial assets. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria.

Fees received in connection with a modification of terms of a loan at amortized cost are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.10	Property and equipment

Property and equipment is stated at cost excluding the costs of day–to–day servicing, less accumulated depreciation and accumulated impairment in value. Changes in the expected useful life are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Depreciation is calculated using the straight–line method to write down the cost of property and equipment to their residual values over their estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

Useful life in Years

Furniture and equipment	3 to 5 years
Leasehold improvements	3 to 15 years or up to the lease term

Improvements to leased properties, under operating leases are amortized on a straight line calculated without exceeding the length of the respective lease contracts.

Property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in the consolidated statement of profit or loss in the year that the asset is derecognized.

3.11	Intangible assets

An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful life are amortized using the straight-line method over the estimated useful lives of assets which are reviewed annually by the Bank. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and they are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is presented as a separate line item in the consolidated statement of profit or loss.

Bank’s intangible assets include the value of computer software. Amortization is calculated using the straight–line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 5 years. Gains or losses arising from the derecognition of an intangible asset is determined by the Bank as the difference between proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognizing them in the results for the year in which the transaction occurs.

3.12	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is generally not the case with master netting agreements; therefore, the related assets and liabilities are presented gross in the consolidated statement of financial position.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.13	Leasing at amortized cost

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Banks as a lessee

Leases where the lessor do not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of profit or loss on a straight-line basis over the lease term. Contingent rental payable is recognized as an expense in the period in which they are incurred.

Bank as a sub-lessor

Leases where the Bank does not transfer substantially all of the risk and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the year in which they are earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

3.14	Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of profit or loss, net of any reimbursement.

3.15	Capital reserves

Capital reserves are established as an appropriation of retained earnings and are, as such, a form of retained earnings. Reductions of capital reserves require the approval of the Bank’s Board of Directors and the SBP.

3.16	Share–based payment transactions

The Bank applies IFRS 2 for share–based payment transactions to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the accelerated method. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.17	Income taxes

Current income tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

-	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.
-	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
-	Bladex Development Corp. is subject to income taxes in Panama.
-	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

The amount of current income taxes has been immaterial to-date.

Deferred tax

Deferred tax is calculated based on the liability method, on temporary differences between the carrying amounts of assets and liabilities reported for financial purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the embodiment of assets and liabilities using the rate of income tax in effect on the date of the consolidated statement of financial position.

The amount of deferred income taxes has been immaterial to-date.

3.18	Earnings per share

Basic earnings per share is computed by dividing the profit for the year (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.19	Treasury shares and contracts on own shares

The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury shares) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.

No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20	Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial, which incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio; and Treasury, which is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks.

3.21	Judgments, estimates and significant accounting assumptions

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

Judgments

In the process of applying the Bank’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Reserve for expected credit losses

When determining the reserve for expected credit losses, management’s judgment is required for evaluating the amount and timing of future cash flows in order to determine whether credit risk has increased significantly since initial recognition, considering the characteristics of the loans and the default patterns in the past for comparable financial instruments. Changes in the risk of a default occurring over the next 12 months may be a reasonable approximation of the changes in the lifetime risk of a default occurring. The Bank uses changes in the risk of a default occurring over the next 12 months to determine whether credit risk has increased significantly since initial recognition, unless circumstances indicate that a lifetime assessment is necessary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.21	Judgments, estimates and significant accounting assumptions (continued)

Fair value measurement

When the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but if this is not available, judgment is required to establish fair values. The judgments include considerations of liquidity and model inputs such as volatility for longer–dated derivatives and discount rates, prepayment rates and default rate assumptions for asset-backed securities. The valuation of financial instruments is described in more detail in Note 17.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Bank based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments; however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Impairment losses on loans and advances at amortized cost

The Bank reviews its individually significant loans and advances at amortized cost at each statement-of-financial-position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans and advances at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident.

The collective assessment takes account of data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.21	Judgments, estimates and significant accounting assumptions (continued)

Impairment of investments measured at fair value through OCI

The Bank reviews its debt securities classified as investments at fair value through OCI at each reporting date to assess whether they are impaired. This requires similar judgment as applied to the individual assessment of loans and advances. The Bank records impairment charges when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is ‘significant’ or ‘prolonged’ requires judgment. In making this judgment, the Bank evaluates, among other factors, historical price movements and duration and extent to which the fair value of an investment is less than its cost.

Early adoption of accounting policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together the three aspects of accounting financial instruments project: Classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual years beginning on or after January 1, 2018, with early application permitted.

These financial statements reflect the Bank’s decision to early-adopt IFRS 9. The Bank conducted an impact assessment of the three aspects of IFRS 9. Overall, the Bank has not determined any significant impact on its consolidated statement of financial position as a result of early adoption of IFRS 9 as compared to US GAAP.

(a)	Classification and measurement

The Bank did not observed any significant impact on its consolidated statement of financial position or consolidated statement of changes in equity in the application of the classification and measurement requirements of IFRS 9 as compared to US GAAP. The Bank continues with the measurement of all financial assets at fair value except for those measured at amortized cost. Investments in securities held both for collecting contractual cash flows and selling financial assets continue to be measured at fair value through OCI. For investments in foreign exchange, the effect of the foreign exchange is recorded in the consolidated statement of profit or loss.

Loans and trade receivables generate contractual cash flows expected to represent only payments of principal and interest. Therefore, these instruments are recorded at amortized cost under IFRS 9. The Bank analyzed the characteristics of contractual cash flow of these instruments in detail before concluding whether all these instruments meet the criteria for measurement at amortized cost under IFRS 9.

(b)	Impairment

IFRS 9 requires the Bank’s expected credit losses to be recorded in all of its financial instruments, either on the basis of 12 months or for the life of the asset. The Bank applied the three-stage model of ECLs on all financial instruments. The Bank assessed the impact of its current model and the model required by IFRS 9, and determined no significant impact, mainly due to the nature of its business, which focuses on predominantly short-term credit exposures.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.21	Judgments, estimates and significant accounting assumptions (continued)

Early adoption of accounting policies (continued)

IFRS 9 Financial Instruments (continued)

(c)	Hedge accounting

All existing hedging relationships that are currently designated in effective hedging relationships qualify for hedge accounting under IFRS 9. Bank did not determine any significant impact as a result of the application of IFRS 9 as compared to US GAAP.

3.22	Future changes in applicable accounting policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Bank financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Bank plans to adopt the new standard on the required effective date using the full retrospective method. During 2015, the Bank performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Furthermore, the Bank is considering the clarifications issued by the IASB in an exposure draft in July 2015 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  IFRS 16 supersedes IAS 17 – Leases. The Bank is evaluating the potential impact of this new standard in its consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

4.	Cash and cash equivalents

	December 31 2015	December 31 2014	January 1 2014

Cash and due from banks	2,601	4,985	2,161
Interest-bearing deposits in banks	1,297,365	775,530	837,557
Total	1,299,966	780,515	839,718

Less:
Pledged deposits	32,664	39,210	9,032
Total cash and cash equivalents	1,267,302	741,305	830,686

Interest-bearing deposits in banks

Demand deposits

As of December 31, 2015 and 2014, and January 1, 2014, cash in banks balances correspond to bank deposits, bearing interest based on the daily rates determined by banks for between 0.01% and 0.27%; 0.05% to 0.25% and 0.09% to 0.25%, respectively.

Time deposits

As of December 31, 2015 and 2014, and January 1, 2014, cash equivalents balances correspond to demand deposits (overnight), bearing an average interest rate of 0.20% to 0.35%; 0.13% to 0.20% and 0.08% to 0.20%, respectively.

On December 31, 2015 and 2014 and January 1, 2014 the New York Agency had a pledged deposit with a carrying value of $3.3 million, $3.0 million and $3.0 million, respectively, with the New York State Banking Department, as required by law since March 1994. As of December 31, 2015 and 2014 and January 1, 2014, the Bank had pledged deposits with a carrying value of $29.3 million, $36.2 million and $6.0 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Financial instruments

5.1	Financial liabilities at FVTPL

The fair value of financial liabilities at FVTPL is as follows:

	December 31 2015	December 31 2014	January 1 2014
Interest rate swaps	15	52	65
Forward foreign exchange	74	-	-
Cross currency swaps	-	-	7
Total	89	52	72

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.1	Financial liabilities at FVTPL (continued)

As of December 31, 2015 and 2014, and January 2014, information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	December 31, 2015			December 31, 2014			January 1, 2014
	Nominal	Fair Value		Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	14,000	-	15	14,000	-	52	14,000	-	65
Forward foreign exchange	1,675	-	74	-	-	-	-	-	-
Cross currency swaps	-	-	-	-	-	-	600	-	7
Total	15,675	-	89	14,000	-	52	14,600	-	72

5.2	Investment Funds at FVTPL

The Bank maintains an investment in the Alpha4X Feeder Fund (the “Feeder”) which is organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all of its assets in the Master which in turn invests in various assets on behalf of its investor. The investment funds consist of the net asset value (NAV) of Bladex’s investment in the Feeder and in the Brazilian Fund.

Since January 2014, the changes of the Bank´s investment in the Feeder is recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit and loss” line item. The Feeder is not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated Financial Statements” according to which the existing rights on the fund do not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2015 and 2014, and January 1, 2014 the Bank has a participation in that fund of 47.71%, 49.61% and 55.87%, respectively.

Bladex also reports the changes in the NAV of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank does not consolidate, because the existing rights on this fund do not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment is adjusted to recognize the Bank's participation in the profits and losses of the fund in the line “gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.2	Investment Funds at FVTPL (continued)

The following table summarizes the balances of investments in investment funds:

	December 31 2015	December 31 2014	January 1 2014
Alpha4X Feeder Fund	49,585	52,472	63,170
Alpha4X Latam Fundo de Investimento Multimercado	3,826	5,102	5,592
	53,411	57,574	68,762

On February, May and November 2015, the Bank redeemed a total of $8.0 million of its investment in the Fund. The Bank has a commitment to remain as an investor in these funds, with possibility of contractual redemptions, until March 31, 2016.

5.3	Securities at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of securities at fair value through other comprehensive income by country risk and type of debt are as follows:

	December 31, 2015
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	31,831	-	3,000	28,831
Chile	8,205	-	209	7,996
Colombia	17,815	-	7,110	10,705
Honduras	7,195	-	61	7,134
Panama	4,648	-	73	4,575
Peru	7,339	-	64	7,275
Venezuela	18,392	-	93	18,299
	95,425	-	10,610	84,815

Sovereign debt:
Brazil	11,625	-	1,285	10,340
Chile	10,536	-	323	10,213
Colombia	12,046	-	670	11,376
Mexico	17,272	-	681	16,591
Trinidad and Tobago	9,705	-	1,237	8,468
	61,184	-	4,196	56,988
	156,609	-	14,806	141,803

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

	December 31, 2014
	Amortized	Unrealized
	Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	36,575	-	848	35,727
Colombia	24,139	-	1,828	22,311
Chile	12,215	-	201	12,014
Honduras	7,325	-	33	7,292
Panama	4,701	-	56	4,645
Peru	16,911	-	129	16,782
Venezuela	20,299	34	9	20,324
	122,165	34	3,104	119,095

Sovereign debt:
Brazil	21,899	94	444	21,549
Colombia	55,415	1	1,239	54,177
Chile	11,669	-	398	11,271
Mexico	98,430	4	1,587	96,847
Panama	17,692	10	306	17,396
Peru	9,052	2	14	9,040
Trinidad and Tobago	10,113	-	515	9,598
	224,270	111	4,503	219,878
	346,435	145	7,607	338,973

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

	January 1, 2014
	Amortized	Unrealized
	Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	41,439	11	778	40,672
Colombia	44,536	65	1,351	43,250
Chile	21,807	15	751	21,071
Honduras	9,400	-	136	9,264
Panama	7,159	-	78	7,081
Peru	29,439	42	674	28,807
Venezuela	29,871	-	1,848	28,023
	183,651	133	5,616	178,168

Sovereign debt:
Brazil	32,751	936	645	33,042
Colombia	42,776	-	1,125	41,651
Chile	20,772	12	610	20,174
Mexico	35,730	-	2,445	33,285
Panama	12,485	71	553	12,003
Peru	11,589	-	65	11,524
Trinidad and Tobago	4,665	-	144	4,521
	160,768	1,019	5,587	156,200
	344,419	1,152	11,203	334,368

As of December 31, 2015 and 2014, and January 1, 2014 securities at fair value through OCI with a carrying value of $87.6 million, $307.5 million and $296.8 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2015 and 2014 securities at fair value through OCI with a carrying value of $56.0 million and $18.0 million, respectively, were reclassified into securities at amortized cost as part of the overall investment portfolio management strategy. The securities transferred maintained the same business model and cash flow characteristics that meet the SPPI (sole purpose of principal and interest collection) criterion, so they can be subsequently measured at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	63,611	1,010	21,204	9,600	84,815	10,610
Sovereign debt	23,468	846	33,520	3,350	56,988	4,196
Total	87,079	1,856	54,724	12,950	141,803	14,806

	December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	89,014	2,544	13,334	560	100,411	3,104
Sovereign debt	99,852	1,571	77,199	2,932	178,988	4,503
Total	188,866	4,115	90,533	3,492	279,399	7,607

	January 1, 2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	136,895	5,113	6,866	503	143,761	5,616
Sovereign debt	107,239	5,210	18,557	377	125,796	5,587
Total	244,134	10,323	25,423	880	269,557	11,203

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	December 31 2015	December 31 2014
Realized gain on sale of securities	469	1,891
Realized loss on sale of securities	(106)	(20)
Net gain (loss) on sale of securities at fair value through other comprehensive income	363	1,871

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows

Rating(1)	December 31 2015	December 31 2014	January 1 2014
1-4	133,989	338,973	236,595
5-6	6,224	-	97,773
7	1,590	-	-
8	-	-	-
9	-	-	-
10	-	-	-
Total	141,803	338,973	334,368

(1) Current ratings as of December 31, 2015 and 2014, and January 1, 2014, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity as of December 31, 2015 and 2014, and January 1, 2014 are shown in the following tables:

	December 31, 2015
	Amortized Cost	Fair Value
Due within 1 year	21,068	20,212
After 1 year but within 5 years	79,689	69,625
After 5 years but within 10 years	55,852	51,966
	156,609	141,803

	December 31, 2014
	Amortized Cost	Fair Value
Due within 1 year	85,496	85,579
After 1 year but within 5 years	139,547	135,662
After 5 years but within 10 years	121,392	117,732
	346,435	338,973

	January 1, 2014
	Amortized Cost	Fair Value
Due within 1 year	25,970	26,257
After 1 year but within 5 years	177,810	176,622
After 5 years but within 10 years	140,639	131,489
	344,419	334,368

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income is as follow:

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of December 31, 2014	701	1,408	-	-	2,109
Transfer to lifetime expected credit losses	(5,507)	5,507	-	-	-
Transfer to credit-impaired financial assets	-	(6,737)	-	6,737	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the year	(277)	-	-	-	(277)
Changes due to financial instruments recognized as of December 31, 2014	(5,784)	(1,230)	-	6,737	(277)
New financial assets originated or purchased	5,317	-	-	-	5,317
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	234	178	-	6,737	7,149

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of January 1, 2014	841	325	-	-	1,166
Transfer to lifetime expected credit losses	(1,408)	1,408	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	17	(17)	-	-	-
Financial assets that have been derecognized during the year	(443)	(308)	-	-	(751)
Changes due to financial instruments recognized as of January 1, 2014	(1,834)	1,083	-	-	(751)
New financial assets originated or purchased	1,694	-	-	-	1,694
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2014	701	1,408	-	-	2,109

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	December 31, 2015
	Amortized	Unrealized
	Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	1,484	-	383	1,101
Costa Rica	5,000	-	-	5,000
Panama	20,008	45	-	20,053
	26,492	45	383	26,154

Sovereign debt:
Brazil	21,903	-	3,260	18,643
Colombia	30,599	-	1,530	29,069
Mexico	20,871	-	1,684	19,187
Panama	8,876	4	-	8,880
	82,249	4	6,474	75,779
	108,741	49	6,857	101,933

	December 31, 2014
	Amortized	Unrealized
	Cost (2)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	18,660	-	1,794	16,866
Panama	23,351	35	-	23,386
	42,011	35	1,794	40,252

Sovereign debt:
Colombia	13,003	40	-	13,043
	13,003	40	-	13,043
	55,014	75	1,794	53,295

(1)	Amounts do not include allowance for expected credit losses of US$526.
(2)	Amounts do not include allowance for expected credit losses of US$276.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

	January 1, 2014
	Amortized	Unrealized
	Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Costa Rica	2,000	-	-	2,000
Honduras	4,118	-	-	4,118
Panama	14,634	8	18	14,624
	20,752	8	18	20,742
Sovereign debt:
Colombia	13,007	-	115	12,892
	13,007	-	115	12,892
	33,759	8	133	33,364

(1)	Amounts does not include allowance for expected credit losses of US$189

The amortized cost and fair value of securities at amortized cost by contractual maturity as of December 31, 2015 and 2014, and January 1, 2014 are shown in the following tables:

	December 31, 2015
	Amortized Cost	Fair Value

Due within 1 year	28,454	28,474
After 1 year but within 5 years	43,236	39,206
After 5 years but within 10 years	37,051	34,253
	108,741	101,933

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

	December 31, 2014
	Amortized Cost	Fair Value
Due within 1 year	34,324	34,376
After 1 year but within 5 years	20,690	18,919
	55,014	53,295

	January 1, 2014
	Amortized Cost	Fair Value
Due within 1 year	18,701	18,709
After 1 year but within 5 years	15,058	14,925
	33,759	33,634

As of December 31, 2015 and 2014, and January 1, 2014 securities at amortized cost with a carrying value of $56.3 million, $13.0 million and $13.0 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31 2015	December 31 2014	January 1 2014
1-4	94,257	46,114	8,169
5-6	14,484	8,900	25,590
7	-	-	-
8	-	-	-
9	-	-	-
10	-	-	-
Total	108,741	55,014	33,759

(1)	Current ratings as of December 31, 2015 and 2014, and January 1, 2014, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of December 31, 2014	276	-	-	-	276
Transfer to lifetime expected credit losses	(178)	178	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the year	(207)	-	-	-	(207)
Changes due to financial instruments recognized as of December 31, 2014	(385)	178	-	-	(207)
New financial assets originated or purchased	457	-	-	-	457
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	348	178	-	-	526

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of January 1, 2014	189	-	-	-	189
Transfer to lifetime expected credit losses	-	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the year	(128)	-	-	-	(128)
Changes due to financial instruments recognized as of January 1, 2014	(128)	-	-	-	(128)
New financial assets originated or purchased	215	-	-	-	215
Write-offs	-	-		-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2014	276	-	-	-	276

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.5	Recognition and derecognition of financial assets

During the year ended December 31, 2015 and 2014, the Bank sold certain financial instruments measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans” in the consolidated statement of profit or loss.

	Assignments and Participations	Gains

For the year ended December 31, 2015	92,438	422
For the year ended December 31, 2014	515,552	2,169

5.6	Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	December 31 2015	December 31 2014	January 1 2014
Corporations:
Private	3,254,792	3,120,005	2,375,178
State-owned	461,573	711,955	938,878
Banking and financial institutions:
Private	1,974,960	1,890,605	1,785,798
State-owned	612,677	480,331	474,193
Middle-market companies:
Private	387,747	483,348	574,107
Sovereign	-	-	144
Total	6,691,749	6,686,244	6,148,298

The composition of the gross loan portfolio by industry is as follows:

	December 31 2015	December 31 2014	January 1 2014
Banking and financial institutions	2,587,637	2,370,936	2,259,991
Industrial	1,142,385	1,325,091	936,290
Oil and petroleum derived products	828,355	1,013,324	1,170,684
Agricultural	1,140,124	1,132,330	924,251
Services	670,013	617,366	398,736
Mining	110,655	38,572	10,000
Sovereign	-	-	144
Others	212,580	188,625	448,202
Total	6,691,749	6,686,244	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

The unearned discount interest and deferred commission amounted to $9,304, $8,509 and $6,668 at December 31, 2015 and 2014, and January 1, 2014, respectively

Loans classified by borrower’s credit quality indicators are as follows:

	December 31, 2015
	Corporations		Banking and financial institutions		Middle- market companies
Rating(1)	Private	State- owned	Private	State- owned	Private	Sovereign	Total
1-4	2,644,758	351,216	1,757,668	309,559	212,746	-	5,275,947
5-6	558,612	110,357	217,292	303,118	174,094	-	1,363,473
7	46,716	-	-	-	-	-	46,716
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	4,706	-	-	-	907	-	5,613
Total	3,254,792	461,573	1,974,960	612,677	387,747	-	6,691,749

	December 31, 2014
	Corporations		Banking and financial institutions		Middle- market companies
Rating(1)	Private	State- owned	Private	State- owned	Private	Sovereign	Total
1-4	2,666,140	563,822	1,594,961	232,429	345,492	-	5,402,844
5-6	445,939	148,133	295,644	247,902	136,947		1,274,565
7	4,801	-	-	-	-	-	4,801
8	-	-	-	-	909	-	909
9	-	-	-	-	-	-	-
10	3,125	-	-	-	-	-	3,125
Total	3,120,005	711,955	1,890,605	480,331	483,348	-	6,686,244

1)	Current ratings as of December 31, 2015 and 2014, and January 1, 2014, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

January 1, 2014
	Corporations		Banking and financial institutions		Middle- market companies
Rating(1)	Private	State- owned	Private	State- owned	Private	Sovereign	Total
1-4	526,940	605,529	657,924	54,563	14,392	144	1,859,492
5-6	1,845,113	333,349	1,127,874	419,630	559,715		4,285,681
7	-	-	-	-	-	-	-
8	3,125	-	-	-	-	-	3,125
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,375,178	938,878	1,785,798	474,193	574,107	144	6,148,298

1)	Current ratings as of December 31, 2015 and 2014, and January 1, 2014, respectively.

The remaining loan maturities are summarized as follows:

	December 31 2015	December 31 2014	January 1 2014
Current:
Up to 1 month	1,031,608	947,624	1,017,794
From 1 month to 3 months	1,336,901	1,502,905	1,749,348
From 3 months to 6 months	1,094,885	1,268,478	949,364
From 6 months to 1 year	1,170,114	1,067,073	774,803
From 1 year to 2 years	1,000,553	989,805	942,327
From 2 years to 5 years	967,416	870,163	711,537
More than 5 years	37,943	31,361	-
	6,639,420	6,677,409	6,145,173

Delinquent	-	4,801	-

Impaired	52,329	4,034	3,125
Total	6,691,749	6,686,244	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	December 31 2015	December 31 2014	January 1 2014
Country:
Argentina	142,437	184,882	189,828
Belgium	12,629	-	-
Bermuda	19,600	-	-
Bolivia	19,911	10,000	-
Brazil	1,605,497	1,971,776	1,708,592
Chile	195,290	157,309	490,869
Colombia	620,547	726,085	701,577
Costa Rica	341,490	320,832	410,295
Dominican Republic	384,353	243,038	190,589
Ecuador	169,164	120,010	126,001
El Salvador	68,465	115,830	123,076
France	6,000	6,000	101,006
Germany	97,000	100,000	-
Guatemala	457,700	262,733	199,873
Honduras	118,109	93,008	73,524
Jamaica	16,520	15,512	60,784
Mexico	788,893	868,045	517,278
Netherlands	-	10,455	14,867
Nicaragua	16,820	7,856	7,823
Panama	455,405	320,758	223,505
Paraguay	116,348	132,479	102,244
Peru	511,250	589,724	580,881
Singapore	11,655	-	-
Switzerland	44,650	50,000	-
Trinidad and Tobago	200,000	165,042	142,642
United States of America	53,516	55,370	28,283
Uruguay	218,500	159,500	154,761
Total	6,691,749	6,686,244	6,148,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31 2015	December 31 2014	January 1 2014

Fixed interest rates	3,177,147	3,322,817	3,252,331
Floating interest rates	3,514,602	3,363,427	2,895,967
Total	6,691,749	6,686,244	6,148,298

As of December 31, 2015 and 2014, and January 1, 2014, 90%, 89%, and 92% respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit- impaired balances as of December 31, 2015 and 2014 is detailed as follows:

	December 31, 2015			2015
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	51,422	4,706	20,703	9,946	230
Middle-market companies	907	907	448	7,472	49
Total	52,329	5,613	21,151	17,418	279

	December 31, 2014			2014
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	3,125	2,813	2,497	3,125	97
Middle-market companies	909	40	157	339	91
Total	4,034	2,853	2,654	3,464	188

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

	January 1, 2014
	Recorded investment	Past due principal balance	Related allowance Stage 3
With an allowance recorded:
Private corporations	3,125	3,125	1,005
Total	3,125	3,125	1,005

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	December 31 2015	December 31 2014
Interest revenue calculated on the net carrying amount(net of credit allowance)	279	188

The following table presents an aging analysis of the loan portfolio:

December 31, 2015
	91-120 days	121- 150 days	151- 180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	4,706	4,706	-	3,711,659	3,716,365
Banking and financial institutions	-	-	-	-	-	-	2,587,637	2,587,637
Middle-market companies	-	-	-	907	907	-	386,840	387,747
Sovereign	-	-	-	-	-	-	-	-
Total	-	-	-	5,613	5,613	-	6,686,136	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

December 31, 2014
	91- 120 days	121- 150 days	151- 180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	3,125	3,125	4,801	3,824,034	3,831,960
Banking and financial institutions	-	-	-	-	-	-	2,370,936	2,370,936
Middle-market companies	909	-	-	-	909	-	482,439	483,348
Sovereign	-	-	-	-	-	-	-	-
Total	909	-	-	3,125	4,034	4,801	6,677,409	6,686,244

January 1, 2014
	91- 120 days	121- 150 days	151- 180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	3,125	3,310,931	3,314,056
Banking and financial institutions	-	-	-	-	-	-	2,259,991	2,259,991
Middle-market companies	-	-	-	-	-	-	574,107	574,107
Sovereign	-	-	-	-	-	-	144	144
Total	-	-	-	-	-	3,125	6,145,173	6,148,298

As of December 31, 2015 and 2014, and January 1, 2014 the Bank had credit transactions in the normal course of business with 16%, 15% and 20%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2015 and 2014, and January 1, 2014, approximately 9%, 8%, and 12%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2015, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The allowances for expected credit losses related to loans at amortized cost at December 31, 2015 and 2014 as follows:

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of December 31, 2014	37,469	37,564	-	2,654	77,687
Transfer to lifetime expected credit losses	(9,147)	9,147	-	-	-
Transfer to credit-impaired financial assets	-	(24,186)	-	24,186	-
Transfer to 12-month expected credit losses	101	(101)	-	-	-

Financial assets that have been derecognized during the year	(31,774)	(12,815)	-	-	(44,589)
Changes due to financial instruments recognized as of December 31, 2014	(40,820)	(27,955)	-	24,186	(44,589)
New financial assets originated or purchased	62,565	-	-	-	62,565
Write-offs	-	-	-	(5,689)	(5,689)
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	-	21,151	89,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of January 1, 2014	55,979	13,892	-	1,005	70,876
Transfer to lifetime expected credit losses	(36,478)	36,478	-	-	-
Transfer to credit-impaired financial assets	-	(1,649)	-	1,649	-
Transfer to 12-month expected credit losses	263	(263)	-	-	-
Financial assets that have been derecognized during the year	(50,467)	(10,894)	-	-	(61,361)
Changes due to financial instruments recognized as of January 1, 2014	(86,682)	23,672	-	1,649	(61,361)
New financial assets originated or purchased	68,172	-	-	-	68,172

Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-

Allowance for expected credit losses as of December 31, 2014	37,469	37,564	-	2,654	77,687

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to instruments with off-balance sheet credit risk. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding instruments with off-balance sheet credit risk are as follows:

	December 31 2015	December 31 2014	January 1 2014
Confirmed letters of credit	99,031	137,817	221,963
Stand-by letters of credit and guaranteed – Commercial risk	158,599	89,752	137,285
Credit commitments	189,820	158,549	121,175
Total	447,450	386,118	480,423

As of December 31, 2015 and 2014, and January 1, 2014 the remaining maturity profile of the Bank’s outstanding instruments with off-balance sheet credit risk is as follows:

Maturities	December 31 2015	December 31 2014	January 1 2014
Up to 1 year	424,687	292,720	353,721
From 1 to 2 years	22,185	41,269	93,175
From 2 to 5 years	-	51,551	32,905
More than 5 years	578	578	622
	447,450	386,118	480,423

Instruments with off-balance sheet credit risk classified by issuer’s credit quality indicators are as follows:

Rating	(1)	December 31 2015	December 31 2014	January 1 2014
1-4		276,860	256,717	51,175
5-6		170,590	129,401	429,248
7		-	-	-
8		-	-	-
9		-	-	-
10		-	-	-
Total		447,450	386,118	480,423

(1)  Current ratings as of December 31, 2015 and 2014, and January 1, 2014, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

As of December 31, 2015 and 2014, and January 1, 2014 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

	December 31 2015	December 31 2014	January 1 2014
Country:
Argentina	10,145	-	295
Bolivia	1,261	-	80
Brazil	17,291	19,698	22,567
Chile	-	27,802	-
Colombia	96,085	53,874	38,545
Costa Rica	-	-	897
Dominican Republic	4,527	14,806	108
Ecuador	88,585	86,436	153,072
El Salvador	145	25	25
Guatemala	-	37,988	43,548
Honduras	876	412	412
Jamaica	-	415	338
Mexico	46,994	64,324	20,969
Netherlands	-	-	17,833
Panama	136,022	20,675	96,943
Paraguay	43	418	2
Peru	19,018	16,225	41,063
Singapore	25,000	-	-
Switzerland	1,000	1,000	1,000
United Kingdom	70	-	70
Uruguay	388	40,946	40,946
Venezuela	-	1,074	1,710
Total	447,450	386,118	480,423

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

Letters of credit and guarantees

The Bank, on behalf of its clients base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

The allowances for credit losses related to Instruments with off-balance sheet credit risk at December 31, 2015 and 2014 as follows:

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of December 31, 2014	7,079	2,794	-	-	9,873
Transfer to lifetime expected credit losses	-	(2,177)	2,177	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the year	(6,908)	(284)	-	-	(7,192)
Changes due to financial instruments recognized as of December 31, 2014	(6,908)	(2,461)	2,177	-	(7,192)
New financial assets originated or purchased	2,743	-	-	-	2,743
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	2,914	333	2,177	-	5,424

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

	12-month expected credit losses	Lifetime expected credit losses (collectively assessed)	Lifetime expected credit losses (individually assessed)	Credit- impaired financial assets (lifetime expected credit losses)	Total
Allowance for expected credit losses as of January 1, 2014	5,884	170	-	-	6,054
Transfer to lifetime expected credit losses	(2,794)	2,794	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-

Financial assets that have been derecognized during the year	(5,446)	(170)	-	-	(5,616)
Changes due to financial instruments recognized as of January 1,2014	(8,240)	2,624	-	-	(5,616)
New financial assets originated or purchased	9,435	-	-	-	9,435
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-

Allowance for expected credit losses as of December 31, 2014	7,079	2,794	-	-	9,873

The reserve for expected credit losses on off-balance sheet credit risk reflects the Bank’s Management estimate of expected credit losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes

As of December 31, 2015 and 2014, and January 1, 2014, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	December 31, 2015
	Nominal	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument	Changes in fair value used for calculating hedge
	Amount	Asset	Liability	is located	ineffectiveness
Fair value hedges:
Interest rate swaps	886,631	2,549	1,444		647
Cross-currency interest rate swaps	214,067	322	23,710	Derivative	14,731
Cash flow hedges:				financial
Interest rate swaps	870,000	230	2,254	Instruments	(258)
Cross-currency interest rate swaps	75,889	374	395	used for	215
Forward foreign exchange	247,869	3,925	2,058	hedging –	1,867
Net investment hedges:				receivable
Forward foreign exchange	3,818	-	28	or payable -	28
Total	2,298,274	7,400	29,889	at fair value	17,230

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

	December 31, 2014
	Nominal	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument	Changes in fair value used for calculating hedge
	Amount	Asset	Liability	is located	ineffectiveness
Fair value hedges:

Interest rate swaps	167,865	17	1,285	Derivative	(4,490)
Cross-currency interest rate swaps	282,490	1,062	31,556	financial	(26,443)
Cash flow hedges:				Instruments
Interest rate swaps	891,500	2,691	1,805	used for	736
Cross-currency interest rate swaps	56,000	-	5,547	hedging –	(11,939)
Forward foreign exchange	126,058	8,554	-	receivable	7,962
Net investment hedges:				or payable -
Forward foreign exchange	5,146	-	94	at fair value	(434)
Total	1,529,059	12,324	40,287		(34,608)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

	Nominal	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is
	Amount	Asset	Liability	located
Fair value hedges:
Interest rate swaps	494,558	4,625	1,403	Derivative
Cross-currency interest rate swaps	269,488	2,784	6,835	financial
Cash flow hedges:				instruments used
Interest rate swaps	453,000	393	242	for hedging –
Cross-currency interest rate swaps	126,308	6,391	-	receivable or
Forward foreign exchange	88,130	684	92	payable - at fair
Net investment hedges:				value
Forward foreign exchange	5,810	340	-
Total	1,437,294	15,217	8,572

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	December 31, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	35	Gain (loss) on interest rate swap	-	(229)
Cross-currency interest rate swaps	5,367	Gain (loss) on foreign currency exchange	-	84
		Interest income – loans	-	-
Forward foreign exchange	3,511	Interest income – securities at FVOCI	(694)	-
		Interest income – loans	(1,821)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	166	-
		Gain (loss) on foreign currency exchange	12,539	-
Total	8,913		10,190	(145)

Derivatives – net investment hedge
Forward foreign exchange	(901)		-	-
Total	(901)		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8 Derivative financial instruments for hedging purposes (continued)

	December 31, 2014
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,947)	Gain (loss) on interest rate swap	-	(207)
Cross-currency interest rate swaps	(11,904)	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(4)	-
Forward foreign exchange	8,633	Interest income – securities at FVOCI	(238)	-
		Interest income – loans	(2,011)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	-	-
		Gain (loss) on foreign currency exchange	3,011	-
Total	(5,218)		758	(207)

Derivatives – net investment hedge
Forward foreign exchange	38		-	-
Total	38		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	December 31, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(1,047)	1,514	467
	Interest income – loans	(376)	3,987	3,611
	Interest expenses – borrowings and debt	6,268	(24,026)	(17,758)
	Derivative financial instruments and hedging	(1,841)	1,688	(153)
Cross-currency interest rate swaps	Interest income – loans	(135)	348	213
	Interest expenses – borrowings and debt	744	(3,785)	(3,041)
	Derivative financial instruments and hedging	(19,522)	20,550	1,028
Total		(15,909)	276	(15,633)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8 Derivative financial instruments for hedging purposes (continued)

	December 31, 2014
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(1,800)	2,345	545
	Interest income – loans	(361)	3,112	2,751
	Interest expenses – borrowings and debt	3,737	(16,204)	(12,467)
	Derivative financial instruments and hedging	(994)	1,021	27
Cross-currency interest rate swaps	Interest income – loans	(853)	1,695	842
	Interest expenses – borrowings and debt	4,538	(10,031)	(5,493)
	Derivative financial instruments and hedging	(24,335)	24,434	99
Total		(20,068)	6,372	(13,696)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

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

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 8.19 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8 Derivative financial instruments for hedging purposes (continued)

The Bank estimates that approximately $635 reported as losses in OCI as of December 31, 2015 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2016.

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

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes as disclosed in Note 5.1.

5.9 Offsetting of financial assets and liabilities

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

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.9 Offsetting of financial assets and liabilities (continued)

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

December 31, 2015
		Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	7,400	-	7,400	-	(690)	6,710
Total	7,400	-	7,400	-	(690)	6,710

December 31, 2014
		Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	12,324	-	12,324	-	-	12,324
Total	12,324	-	12,324	-	-	12,324

January 1, 2014
		Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	15,217	-	15,217	-	(1,050)	14,167
Total	15,217	-	15,217	-	(1,050)	14,167

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9 Offsetting of financial assets and liabilities (continued)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of December 31, 2015 and 2014, and January 1, 2014:

	December 31, 2015
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	7,400	-	7,400
Total derivative financial instruments	7,400	-	7,400

	December 31, 2014
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	12,324	-	12,324
Total derivative financial instruments	12,324	-	12,324

	January 1, 2014
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	15,217	-	15,217
Total derivative financial instruments	15,217	-	15,217

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9 Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

December 31, 2015
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Securities sold under repurchase agreements	114,084	-	114,084	(111,620)	(2,463)	1

Financial liabilities at FVTPL	89	-	89	-	-	89

Derivative financial instruments - hedging	29,889	-	29,889	-	(26,899)	2,990

Total	144,062	-	144,062	(111,620)	(29,362)	3,080

December 31, 2014
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Securities sold under repurchase agreements	300,519	-	300,519	(294,054)	(6,465)	-

Financial liabilities at FVTPL	52	-	52	-	-	52

Derivative financial instruments - hedging	40,287	-	40,287	-	(29,183)	11,104

Total	340,858	-	340,858	(294,054)	(35,648)	11,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9 Offsetting of financial assets and liabilities (continued)

January 1, 2014
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Securities sold under repurchase agreements	286,162	-	286,162	(285,471)	(691)	-

Financial liabilities at FVTPL	72	-	72	-	-	72

Derivative financial instruments - hedging	8,572	-	8,572	-	(5,340)	3,232

Total	294,806	-	294,806	(285,471)	(6,031)	3,304

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of December 31, 2015 and 2014, and January 1, 2014:

	December 31, 2015
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Securities sold under repurchase agreements	114,084	-	114,084

Derivative financial instruments:

Financial liabilities at FVTPL	89	-	89

Derivative financial instruments used for hedging – payable	29,889	-	29,889

Total derivative financial instruments	29,978	-	29,978

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9 Offsetting of financial assets and liabilities (continued)

	December 31, 2014
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Securities sold under repurchase agreements	300,519	-	300,519
Derivative financial instruments:
Financial liabilities at FVTPL	52	-	52
Derivative financial instruments used for hedging – payable	40,287	-	40,287
Total derivative financial instruments	40,339	-	40,339

	January 1, 2014
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Securities sold under repurchase agreements	286,162	-	286,162
Derivative financial instruments:
Financial liabilities at FVTPL	72	-	72
Derivative financial instruments used for hedging – payable	8,572	-	8,572
Total derivative financial instruments	8,644	-	8,644

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

6.	Property and equipment

A breakdown of cost, accumulated depreciation, additions and disposals for property and equipment as of December 31, 2015 and 2014 is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvement	Other equipment	Total
Cost:
Balance as of January 1, 2014	3,152	2,135	7,413	548	13,248
Additions	23	13	51	-	87
Disposals	(39)	(1)	(6)	(88)	(134)
Balances as of December 31, 2014	3,136	2,147	7,458	460	13,201
Additions	368	30	179	38	615
Disposals	(138)	(175)	(225)	(41)	(579)
Balance as of December 31, 2015	3,366	2,002	7,412	457	13,237

Accumulated depreciation:
Balances as of January 1, 2014	1,906	1,005	1,637	268	4,816
Depreciation expense of the year	530	335	571	109	1,545
Disposals	(39)	(1)	(6)	(75)	(121)
Balance as of December 31, 2014	2,397	1,339	2,202	302	6,240
Depreciation expense of the year	388	322	556	105	1,371
Disposals	(114)	(170)	(222)	(41)	(547)
Balance as of December 31, 2015	2,671	1,491	2,536	366	7,064

Carrying amounts as of:
December 31, 2015	695	511	4,876	91	6,173
December 31, 2014	739	808	5,256	158	6,961
January 1, 2014	1,246	1,130	5,776	280	8,432

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

7.	Intangible assets

A breakdown of cost, accumulated amortization, additions, sales and disposals for intangible assets as of December 31, 2015 and 2014 is as follows:

Software

Costs:
Balances as of January 1, 2014	10,955
Additions	83
Disposals	(51)
Balances as of December 31, 2014	10,987
Additions	-
Disposals	(211)
Balances as of December 31, 2015	10,776

Accumulated amortization:
Balances as of January 1, 2014	9,065
Disposals	(44)
Amortization expense of the year	942
Balances as of December 31, 2014	9,963
Disposals	(210)
Amortization expense of the year	596
Balances as of December 31, 2015	10,349

Carrying amounts as of:
December 31, 2015	427
December 31, 2014	1,024
January 1, 2014	1,890

Expenses related to the amortization of intangible assets are presented as part of amortization expenses in the consolidated statement of profit or loss.

8.	Other assets

Following is a summary of other assets as of December 31, 2015 and 2014 and January 1, 2014:

	December 31 2015	December 31 2014	January 1 2014

Accounts receivable	6,428	4,281	1,514
Equity investment in a private fund (at cost)	530	530	530
IT projects under development	4,952	835	1
Other	3,884	2,410	1,446
	15,794	8,056	3,491

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

9.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	December 31 2015	December 31 2014	January 1 2014
Demand	243,839	84,175	63,047
Up to 1 month	1,492,175	1,512,868	1,617,059
From 1 month to 3 months	475,611	460,681	311,048
From 3 month to 6 months	319,995	276,970	207,182
From 6 month to 1 year	263,849	147,000	157,000
From 1 month to 2 year	-	25,000	6,000
	2,795,469	2,506,694	2,361,336

The following table presents additional information regarding the Bank’s deposits:

	December 31 2015	December 31 2014	January 1 2014
Aggregate amounts of time deposits of $100,000 or more	2,794,912	2,506,244	2,298,289
Aggregate amounts of deposits in the New York Agency	235,203	230,305	227,559

	December 31
	2015	2014
Interest expense paid to deposits in the New York Agency	1,228	961

10.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $114.1 million, $300.5 million, and $286.2 million as of December 31, 2015 and 2014, and January 1, 2014, respectively.

During the years ended December 31, 2015 and 2014, interest expense related to financing transactions under repurchase agreements totaled $1,800, and $2,100, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

11.	Borrowings and debt

11.1	Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	December 31 2015	December 31 2014	January 1 2014
Short-term Borrowings:
At fixed interest rates	983,245	1,256,411	1,289,851
At floating interest rates	871,522	1,348,431	1,017,527
Total borrowings	1,854,767	2,604,842	2,307,378
Short-term Debt:
At fixed interest rates	525,590	77,695	287,987
At floating interest rates	50,000	10,000	110,000
Total debt	575,590	87,695	397,987
Total short-term borrowings and debt	2,430,357	2,692,537	2,705,365

Average outstanding balance during the year	2,266,864	2,191,253
Maximum balance at any month-end	2,856,507	2,692,537
Range of fixed interest rates on borrowing and debt in U.S. dollars	0.53% to 1.21%	0.64% to 1.20%	0.67% to 1.43%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.67% to 1.24%	0.46% to 1.16%	0.79% to 1.47%
Range of fixed interest rates on borrowing in Mexican pesos	3.76% to 3.98%	3.58% to 3.60%	4.13% to 4.58%
Range of floating interest rate on borrowing in Mexican pesos	3.90% to 4.17%	3.69%	4.03% to 4.24%
Range of fixed interest rate on debt in Japanese yens	0.31% to 0.33%	0.75%	0.75%
Fixed interest rate on debt in Swiss francs	-	0.55%	0.80%
Weighted average interest rate at end of the year	0.93%	0.81%
Weighted average interest rate during the year	0.85%	0.93%

The balances of short-term borrowings and debt by currency, is as follows:

	December 31 2015	December 31 2014	January 1 2014
Currency
US dollar	2,402,701	2,626,800	2,536,815
Mexican peso	14,366	11,042	73,964
Japanese yen	13,290	4,185	4,749
Swiss franc	-	50,510	89,837
Total	2,430,357	2,692,537	2,705,365

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

11.	Borrowings and debt (continued)

11.2	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $7,017, $5,649 and $5,042 as of December 31, 2015 and 2014, and January 1, 2014, respectively, is as follows:

	December 31 2015	December 31 2014	January 1 2014
Long-term Borrowings:
At fixed interest rates with due dates from September 2016 to October 2020	113,039	65,000	25,000
At floating interest rates with due dates from November 2016 to December 2020	695,837	578,956	506,346
Total borrowings	808,876	643,956	531,346
Long-term Debt:
At fixed interest rates with due dates from March 2016 to March 2024	929,998	464,515	444,574
At floating interest rates with due dates from July 2016 to January 2018	149,956	296,834	177,806
Total debt	1,079,954	761,349	622,380
Total long-term borrowings and debt outstanding	1,888,830	1,405,305	1,153,726

Average outstanding balance during the year	1,589,451	1,388,708
Maximum outstanding balance at any month – end	1,888,830	1,587,009
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.01% to 3.75%	1.50% to 3.75%	1.50% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.84% to 1.95%	0.72% to 1.76%	0.52% to 1.77%
Range of fixed interest rates on borrowing in Mexican pesos	4.30% to 5.95%	-	-
Range of floating interest rates on debt in Mexican pesos	3.93% to 5.45%	3.67% to 3.96%	4.44% to 5.29%
Range of fixed interest rate on debt in Japanese yens	0.50% to 0.81%	-	-
Range of fixed interest rate on debt in Euros	0.40% to 3.75%	-	6.50%
Weighted average interest rate at the end of the year	2.62%	2.71%
Weighted average interest rate during the year	2.65%	2.86%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

11.	Borrowings and debt (continued)

11.2	Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	December 31 2015	December 31 2014	January 1 2014
Currency
US dollar	1,599,233	1,069,207	866,830
Mexican peso	153,332	271,833	242,916
Japanese yen	25,035	-	43,980
Euro	111,230	64,265	-
Total	1,888,830	1,405,305	1,153,726

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2015, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of December 31, 2015, are as follows:

Outstanding
Due in
2016	209,187
2017	729,498
2018	502,732
2019	35,860
2020	354,733
2024	56,820
1,888,830

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

12.	Other liabilities

	December 31 2015	December 31 2014	January 1 2014
Accruals and other accumulated expenses	9,676	10,787	9,177
Dividends payable	146	14,785	13,339
Accounts payable	11,096	4,260	2,471
Others	3,426	3,046	2,960
	24,344	32,878	27,947

13.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31 2015	December 31 2014

Profit for the year for both basic and diluted EPS	103,984	102,366

Basic earnings per share	2.67	2.65
Diluted earnings per share	2.66	2.63

Weighted average common shares outstanding - applicable to basic	38,925	38,693

Effect of dilutive securities:
Stock options and restricted stock units plans	188	189
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,113	38,882

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

14.	Capital and Reserves

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the two-year period ended December 31, 2015:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000
Outstanding at January 1, 2014	6,342,189	2,520,422	29,710,556	-	38,573,167
Conversions	-	(20,208)	20,208	-	-
Repurchase of common stock	-	(21,164)	(2,110)	-	(23,274)
Restricted stock issued – directors	-	-	28,500	-	28,500
Exercised stock options - compensation plans	-	-	111,427	-	111,427
Restricted stock units – vested	-	-	87,519	-	87,519
Outstanding at December 31, 2014	6,342,189	2,479,050	29,956,100	-	38,777,339

Conversions	-	(4,581)	4,581	-	-
Repurchase of common stock	-	-		-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	70,358	-	70,358
Restricted stock units – vested	-	-	64,208	-	64,208
Outstanding at December 31, 2015	6,342,189	2,474,469	30,152,247	-	38,968,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

14.	Capital and Reserves (continued)

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2014	318,140	10,708	568,010	15,655	2,520,522	55,645	3,406,672	82,008
Repurchase of common stock	-	-	21,164	587	2,110	53	23,274	640
Restricted stock issued – directors	-	-	-	-	(28,500)	(629)	(28,500)	(629)
Exercised stock options - compensation plans	-	-	-	-	(111,427)	(2,460)	(111,427)	(2,460)
Restricted stock units – vested	-	-	-	-	(87,519)	(1,932)	(87,519)	(1,932)
Outstanding at December 31, 2014	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627

Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(70,358)	(1,553)	(70,358)	(1,553)
Restricted stock units - vested	-	-	-	-	(64,208)	(1,418)	(64,208)	(1,418)
Outstanding at December 31, 2015	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397

Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of December 31, 2015, the Bank’s total capital adequacy ratio is 16.27% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

Restriction on retained earnings

As of December 31, 2015, the amount stands at $38.7 million. As of December 31, 2014, $7.9 million of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

14.	Capital and Reserves (continued)

Treasury shares

During the year ended at December 31, 2014, the Bank recorded at cost 23,274 common treasury shares for an amount of $640, acquired in 2014.

Additional paid-in capital

As of December 31, 2015 and 2014, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

15.	Cash and stock-based compensation plans

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

A. 2008 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for directors and executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments. The maximum aggregate number of shares which may be granted under this plan is three million “Class E” common shares. The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the directors and executives to whom the awards may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.

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

During 2015, 2014, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

During the years 2015 and 2014 the Board of Directors granted 57,000 and 28,500, respectively, of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 16, 2015 and July 15, 2014. The fair value of restricted stock granted totaled $1,925 in 2015 and $862 in 2014, of which $1,553 and $809 were charged against income during 2015 and 2014, respectively. The remaining cost pending amortization of $1,301 at December 31, 2015 will be amortized over 2.3 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

15.	Cash and stock-based compensation plans

Restricted stock vest on the grant’s date anniversary, as follows:

Year of Grant
2015	35% in the first and second year, and 30% in the third year
2014	35% in the first and second year, and 30% in the third year
2013	35% in the first and second year, and 30% in the third year

A summary of the restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2014	84,862	20.10
Granted	28,500	30.25
Vested	(35,026)	18.80
Outstanding at December 31, 2014	78,336	24.37
Granted	57,000	33.78
Vested	(39,015)	22.69
Outstanding at December 31, 2015	96,321	30.62
Expected to vest	96,321

The fair value of vested stock during the years 2015 and 2014 was $885, and $659, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $1.8 million in 2015 and $1.6 million in 2014. In 2015, the distribution of the fair value in restricted stock units and stock purchase options was $1.3 million and $0.5 million respectively; $0.9 million and $0.7 million in 2014, respectively.

Restricted stock units:

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grants date. These stock units vest 25% each year on the grant date’s anniversary.

Compensation costs of the restricted stock units are amortized during the period of restriction. Costs charged against income during 2015 and 2014 due to the amortization of these grants totaled $1,282 and $1,188 respectively. The remaining compensation cost pending amortization of $985 in 2015 will be amortized over 3.1 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

15.	Cash and stock-based compensation plans (continued)

A summary of the status of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grand date fair value	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2014	242,749	17.13
Granted	47,737	19.24
Forfeited	(39,255)	17.25
Vested	(87,519)	16.27
Outstanding at December 31, 2014	163,712	18.18
Granted	63,244	21.67
Forfeited	-
Vested	(64,208)	17.67		$850
Outstanding at December 31, 2015	162,748	19.74	2.00 years	$1,008
Expected to vest	161,982	19.74		$1,001

The fair value of vested stock during the years 2015 and 2014 is $1,135 and $1,424, respectively.

Stock purchase options:

The fair value of stock purchase options granted to certain Executives during 2015 and 2014 was estimated using a binomial option-pricing model, based on the following factors:

	Measuring unit	2015	2014

Weighted average fair value per option	$	1.95 - 2.06	2.11 – 2.33
Weighted average expected term, in years	Years	5.5	5.5
Expected volatility	%	22%	22% - 24%
Risk-free rate	%	0.02 – 1.52	0.05 - 1.54
Expected dividend	%	5.00%	5.00%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

15.	Cash and stock-based compensation plans (continued)

Related cost charged against income during 2015 and 2014 as a result of the amortization of these plans amounted to $454 and $409, respectively. The remaining compensation cost pending amortization of $418 in 2015 will be amortized over a period of 3.12 years.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2014	187,745	14.90
Granted	315,971	25.15
Forfeited	(671)	18.57
Exercised	(111,349)	13.18
Outstanding at December 31, 2014	391,696	23.65
Granted	233,418	29.25
Forfeited	-	-
Exercised	(70,358)	20.86
Outstanding at December 31, 2015	554,756	26.36	5.37 years	$2,978
Exercisable	52,454	23.55	1.11 years	241
Expected to vest	501,631	26.65	5.45 years	$2,737

The intrinsic value of exercised options during the years 2015 and 2014 was $811 and $1,911, respectively. During the years 2015 and 2014 the Bank received $1,467 and $1,470, respectively, from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2015 and 2014, the Bank charged to salaries expense $171 and $133, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2015 and 2014, and January 1, 2014 the accumulated liability payable amounted to $246, $222 and $176, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

16.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, acceptances and contingencies. Profits from the Commercial Business Segment include net interest income from loans, fee income, impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all of the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

16.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Year ended December 31
	2015	2014
Commercial
Interest income	209,858	202,096
Interest expense	(82,697)	(79,674)
Net interest income	127,161	122,422
Net other income (2)	21,492	21,068
Impairment loss from expected credit losses on loans at amortized cost	(12,800)	(10,601)
Expenses	(40,429)	(42,752)
Profit for the year	95,424	90,137
Commercial assets and contingencies (end of year balances):
Interest-earning assets (3 and 5)	6,682,445	6,677,735
Other assets and contingencies (4)	437,436	496,097
Total interest-earning assets, other assets and contingencies	7,119,881	7,173,832

Treasury
Interest income	10,454	10,802
Interest expense	7,864	8,112
Net interest income	18,318	18,914
Net other income (2)	6,887	5,206
Impairment loss for expected credit losses on investment securities	(5,290)	(1,030)
Expenses	(11,355)	(10,860)
Profit for the year	8,560	12,230
Treasury assets and contingencies (end of year balances):
Interest-earning assets (5)	1,603,395	1,231,800
Total interest-earning assets, other assets and contingencies	1,603,395	1,231,800

Combined business segment total
Interest income	220,312	212,898
Interest expense	(74,833)	(71,562)
Net interest income	145,479	141,336
Net other income (2)	28,379	26,274
Impairment loss from expected credit losses on loans at amortized cost	(12,800)	(10,601)
Impairment loss from expected credit losses on investment securities	(5,290)	(1,030)
Expenses	(51,784)	(53,613)
Profit for the year	103,984	102,366

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

16.	Business segment information (continued)

	Year ended December 31,		January 1,
	2015	2014	2014
Total assets and contingencies (end of year balances):
Interest-earning assets (3 and 5)	8,285,840	7,909,535	7,418,048
Other assets and contingencies (4)	437,436	496,097	481,551
Total interest-earning assets, other assets and contingencies	8,723,276	8,405,632	7,899,599

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income consist of other income including gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments, fees and commissions, net and foreign currency exchange.
(3)	Includes loans at amortized cost, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(5)	Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through OCI and financial instruments at amortized cost and financial instruments to fair value to profit or loss.

	Year ended December 31,		January 1,
	2015	2014	2014
Reconciliation of total assets:
Interest-earning assets – business segment	8,285,840	7,909,535	7,418,048
Allowance for expected credit losses on loans at amortized cost	(89,974)	(77,687)	(70,876)
Customers’ liabilities under acceptances	15,100	114,018	1,128
Intangibles	427	1,024	1,890
Accrued interest receivable	45,456	48,177	40,778
Property and equipment, net	6,173	6,961	8,432
Derivative financial instruments used for hedging - receivable	7,400	12,324	15,217
Other assets	15,794	8,056	3,491
Total assets – consolidated financial statements	8,286,216	8,022,408	7,418,108

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

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

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	December 31, 2015
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	76,091	8,724	-	84,815
Sovereign debt	56,988	-	-	56,988
Total securities at fair value through OCI	133,079	8, 724	-	141,803
Financial instruments at FVTPL
Investment funds	-	53,411	-	53,411
Total financial instruments at FVTPL	-	53,411	-	53,411
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	2,779	-	2,779
Cross-currency interest rate swaps	-	696	-	696
Forward foreign exchange	-	3,925	-	3,925
Total derivative financial instrument used for hedging – receivable	-	7,400	-	7,400
Total financial assets at fair value	133,079	69,535	-	202,614

Liabilities
Financial instruments at FVTPL
Interest rate swaps	-	15	-	15
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	74	-	74
Total financial instruments at FVTPL	-	89	-	89
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,698	-	3,698
Cross-currency interest rate swaps	-	24,105	-	24,105
Forward foreign exchange	-	2,086	-	2,086
Total derivative financial instruments used for hedging – payable	-	29,889	-	29,889
Total financial liabilities at fair value	-	29,978	-	29,978

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

	December 31, 2014
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	119,095	-	-	119,095
Sovereign debt	219,878	-	-	219,878
Total securities at fair value through OCI	338,973	-	-	338,973

Financial instruments at FVTPL
Investment funds	-	57,574	-	57,574
Total financial instruments at FVTPL	-	57,574	-	57,574
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	2,708	-	2,708
Cross-currency interest rate swaps	-	1,062	-	1,062
Forward foreign exchange	-	8,554	-	8,554
Total derivative financial instruments used for hedging – receivable	-	12,324	-	12,324
Total assets at fair value	338,973	69,898	-	408,871

Liabilities
Financial instruments at FVTPL
Interest rate swaps	-	52	-	52
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	-	-	-
Total financial instruments at FVTPL	-	52	-	52
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,090	-	3,090
Cross-currency interest rate swaps	-	37,103	-	37,103
Forward foreign exchange	-	94	-	94
Total derivative financial instruments used for hedging – payable	-	40,287	-	40,287
Total liabilities at fair value	-	40,339	-	40,339

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

	January 1, 2014
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	178,168	-	-	178,168
Sovereign debt	156,200	-	-	156,200
Total securities at fair value through OCI	334,368	-	-	334,368

Financial instruments at FVTPL
Investment funds	-	68,762	-	68,762
Total financial instruments at FVTPL	-	68,762	-	68,762
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	5,018	-	5,018
Cross-currency interest rate swaps	-	9,175	-	9,175
Forward foreign exchange	-	1,024	-	1,024
Total derivative financial instruments used for hedging – receivable	-	15,217	-	15,217
Total assets at fair value	334,368	83,979	-	418,347

Liabilities
Financial instruments at FVTPL
Interest rate swaps	-	65	-	65
Cross-currency interest rate swaps	-	7	-	7
Total financial instruments at FVTPL	-	72	-	72
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	1,645	-	1,645
Cross-currency interest rate swaps	-	6,835	-	6,835
Forward foreign exchange	-	92	-	92
Total derivative financial instruments used for hedging – payable	-	8,572	-	8,572
Total liabilities at fair value	-	8,644	-	8,644

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

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

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

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

Securities at amortized cost

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

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, of the relevant year. These assets are classified in Level 2.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2015
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	1,360,522	1,360,522	-	1,360,522	-
Securities at amortized cost	108,215	101,726	76,673	25,053	-
Loans at amortized cost (1)	6,592,471	6,727,045	-	6,727,045	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,678,806	2,678,806	-	2,678,806	-
Short-term borrowings and debt	2,430,357	2,428,513	-	2,428,513	-
Long-term borrowings and debt	1,881,813	1,904,231	-	1,904,231	-

	December 31, 2014
	Carrying Value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	942,710	942,710	-	942,710	-
Securities at amortized cost	54,738	53,295	29,909	23,386	-
Loans at amortized cost, net (1)	6,600,048	6,820,731	-	6,820,731	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,936,086	2,936,166	-	2,936,166	-
Short-term borrowings and debt	2,692,537	2,692,344	-	2,692,344	-
Long-term borrowings and debt	1,399,656	1,424,579	-	1,424,579	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

17.	Fair value of financial instruments (continued)

	January 1, 2014
	Carrying Value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	881,624	881,624	-	881,624	-
Securities at amortized cost	33,570	33,634	17,010	16,624	-
Loans at amortized cost, net (1)	6,070,754	6,264,624	-	6,264,624	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,662,412	2,662,609	-	2,662,609	-
Short-term borrowings and debt	2,705,365	2,711,936	-	2,711,936	-
Long-term borrowings and debt	1,148,684	1,180,877	-	1,180,877	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans is net of the allowance for expected credit losses of $89.9 million and unearned interest and deferred fees of $9.3 million for December 31, 2015; allowance for expected credit losses of $77.7 million and unearned interest and deferred fees of $8.5 million for December 31, 2014; and, allowance for expected credit losses of $70.9 million and unearned interest and deferred fees of $6.7 million for January 1, 2014.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

18.	Accumulated other comprehensive income (loss)

As of December 31, 2015 and 2014, the breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustments, net of hedges	Total
Balance as of January 1, 2014	(9,029)	(671)	-	(9,700)

Net unrealized gain (loss) arising from the year	3,174	(1,813)	-	1,361
Reclassification adjustment for (gains) loss included in the profit of the year (1)	(962)	1,464	(655)	(153)
Foreign currency translation adjustment, net	-	-	655	655
Other comprehensive income (loss) from the year	2,212	(349)	-	1,863
Balance as of December 31, 2014	(6,817)	(1,020)	-	(7,837)
Net unrealized gain (loss) arising from the year	(6,267)	(4,942)	-	(11,209)
Reclassification adjustment for (gains) loss included in the profit of the year (1)	4,153	4,212	(453)	7,912
Foreign currency translation adjustment, net	-	-	453	453
Other comprehensive income (loss) from the year	(2,114)	(730)	-	(2,843)
Balance as of December 31, 2015	(8,931)	(1,750)	-	(10,681)

(1) Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

18.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the year:

December 31, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	240	Interest income – financial instruments at FVOCI
	393	Net gain on sale of financial instruments at FVOCI
	(4,786)	Derivative financial instruments and hedging
	(4,153)

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,822)	Interest income - loans
	-	Interest expense - borrowings
	(2,390)	Net gain (loss) on foreign currency exchange
	(4,212)

Interest rate swaps	(229)	Net gain (loss) on interest rate swaps

Cross-currency interest rate swap	84	Net gain (loss) on cross-currency swaps

December 31, 2014
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	2	Interest income – financial instruments at FVOCI
	1,796	Net gain on sale of financial instruments at FVOCI
	(836)	Derivative financial instruments and hedging
	962

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(2,245)	Interest income - loans
	-	Interest expense - borrowings
	781	Net gain (loss) on foreign currency exchange
	(1,464)

Interest rate swaps	(201)	Net gain (loss) on interest rate swaps

Cross-currency interest rate swap	-	Net gain (loss) on cross-currency swaps

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

19.	Related party transactions

During the reporting year, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	December 31 2015	December 31 2014
Expenses:
Compensation costs paid to directors	949	1,135
Compensation costs paid to executives	4,601	4,027

20.	Fees and commissions, net

	December 31 2015	December 31 2014
Commission Income – Loans & commitments	2,988	2,118
Commission Income - Letters of credit	9,332	9,275
Commission Income – Arrangements	6,880	6,109
Total	19,200	17,502

21.	Net gain or (loss) on financial instruments at FVTPL

	December 31 2015	December 31 2014
Net gain on financial liabilities at FVTPL	645	(393)
Net gain on investment funds	5,086	2,754
	5,731	2,361

22.	Salaries and other employee expenses

	December 31 2015	December 31 2014
Wages and salaries	15,500	16,044
Payroll taxes	2,264	2,491
Personnel benefits	8,613	9,855
Share–based payments	4,058	3,176
Total	30,435	31,566

23.	Other expenses

	December 31 2015	December 31 2014
Advertising and marketing	829	712
Regulatory Fees	1,565	1,371
Rental - office and equipment	3,019	3,100
Administrative	7,469	6,912
Other	244	743
Total	13,126	12,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

24.	Commitments and contingencies

Leasing arrangements

Operating lease commitments – Bank as lessee

The Bank has several operating sublease contracts as sub-lessor of property in New York and Panama. These contracts are cancellable subleases and extend up to seven years with renewal at maturity, by agreement between the parties.

Future minimum lease payments under cancellable operating leases as at December 31, 2015 and 2014, and January 1, 2014 as follows:

	December 31 2015	December 31 2014	January 1 2014
Within 1 year	2,055	2,305	2,236
After 1 year but not more than 5 years	6,731	6,589	6,873
More than 5 years	14,128	14,128	15,798
Total	22,914	23,022	24,907

Operating lease commitments – Bank as lessee (continued)

Operating lease commitments result primarily from non-cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of expenses recognized in connection with such leases in 2015 and 2014 are $2,930 and $2,249, respectively.

Operating leases – Bank as sub-lessor

The Bank has several operating sublease contracts as sub-lessor of property in New York and Panama. These contracts are cancellable sublease and extend up to seven years with renewal at maturity, by agreement between the parties.

Future minimum lease payments under cancellable operating leases as at December 31, 2015 and 2014, and January 1, 2014 as follows:

	December 31 2015	December 31 2014	January 1 2014
Within 1 year	455	662	158
After 1 year but not more than 5 years	822	1,277	1,732
More than 5 years	-	-	207
Total	1,277	1,939	2,097

Operating lease commitments result primarily from non-cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of income recognized in connection with such leases in 2015 and 2014 are $661 and $661, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

25.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

26.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed an Administration Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Supervisory Board.

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Controlling Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

Risk measurement and reporting systems (continued)

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed in order to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division. The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed in order to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. In order to avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

The Bank has exposure to the following risk from financial instruments:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.1 Credit risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established by the use of a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss as a result of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, taking into account any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired.

The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. Local management is responsible for deciding the length of this period. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.1 Credit risk (continued)

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value.

With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.2 Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of December 31, 2015 and 2014, and January 1, 2014, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $244 million, $84 million, and $63 million, respectively; representing 9%, 3% and 3% of the Bank’s total deposits, for each year reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2015 and 2014, and January 1, 2014 were $1,267 million, $741 million, and $831 million, respectively (representing 45%, 30% and 35% of total deposits, respectively) of which $50 million, $20 million and $60 million corresponds to time deposits for each year reported.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year, and as of January 1, 2014:

	December 31		January 1
	2015	2014	2014
United States of America	1,215	719	769
Other O.E.C.D.	11	1	62
Multilateral	40	20	-
Other	1	1	-
Total	1,267	741	831

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.2 Liquidity risk (continued)

As of December 31, 2015 and 2014, liquidity amounted to $1,267 million, $741 million, and $831 million, respectively. $1,213 million, or 96%, $616 million or 83%, $736 million or 89%, as of December 31, 2015 and 2014, and January 1, 2014, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2015 and 2014, and January 1, 2014, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,189 million, $3,638 million, and $3,616 million, respectively. As of December 31, 2015, it had an average original term to maturity of 198 days and an average remaining term to maturity of 90 days.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $3,753 million, $3,442 million and $2,900 million as of December 31, 2015 and 2014, and January 1, 2014. Of that amount, $228 million, $282 million, and $329 million corresponded to the Bank’s investment securities as of December 31, 2015 and 2014, and January 1, 2014. The remaining $3,526 million, $3,127 million and $2,552 million in medium-term assets corresponded to the Bank’s loan portfolio as of December 31, 2015 and 2014, and January 1, 2014. As of December 31, 2015, the medium-term assets had an average original term to maturity of three years and seven months, and an average remaining term to maturity of one year and seven months (618 days).

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Without maturity	Total
Assets
Cash and cash equivalent	1,299,966	-	-	-	-	-	1,299,966
Investment securities	22,749	13,619	12,953	113,613	87,609	52,886	303,429
Loans at amortized cost	2,390,914	1,094,889	1,188,864	1,973,526	43,556	-	6,691,749
Unearned interest & deferred fees	(722)	(1,163)	(1,477)	(5,454)	(488)	-	(9,304)
Allowance for expected credit losses	-	-	-	-	-	(89,974)	(89,974)
Other assets	54,873	18,889	4,024	5,061	733	6,770	90,350
Total	3,767,780	1,126,234	1,204,364	2,086,746	131,410	(30,318)	8,286,216

Liabilities
Deposits in Banks	2,211,625	319,995	263,849	-	-	-	2,795,469
Other liabilities	1,487,458	862,141	471,232	1,622,937	74,475	573	4,518,816
Total	3,699,083	1,182,136	735,081	1,622,937	74,475	573	7,314,285

Net position	68,697	(55,902)	469,283	463,809	56,935	(30,891)	971,931

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.2 Liquidity risk (continued)

	December 31, 2014
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Without maturity	Total
Assets
Cash and cash equivalent	780,515	-	-	-	-	-	780,515
Investment securities	36,033	47,996	35,876	155,516	117,732	58,132	451,285
Loans at amortized cost	2,450,529	1,268,478	1,067,074	1,859,968	40,195	-	6,686,244
Unearned interest & deferred fees	(362)	(678)	(859)	(6,157)	(453)	-	(8,509)
Allowance for expected credit losses	-	-	-	-	-	(77,687)	(77,687)
Other assets	157,365	8,808	2,838	11,826	540	9,183	190,560
Total	3,424,080	1,324,604	1,104,929	2,021,153	158,014	(10,372)	8,022,408

Liabilities
Deposits in Banks	2,057,724	276,970	147,000	25,000	-	-	2,506,694
Other liabilities	1,864,589	693,271	829,557	1,108,293	78,373	30,592	4,604,675
Total	3,922,313	970,241	976,557	1,133,293	78,373	30,592	7,111,369

Net position	498,233	354,363	128,372	887,860	79,641	40,966	911,039

	January 1, 2014
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Without maturity	Total
Assets
Cash and cash equivalent	839,718	-	-	-	-	-	839,718
Investment securities	-	2,200	42,758	191,680	131,489	68,573	436,700
Loans at amortized cost	2,767,142	949,364	774,803	1,653,864	3,125	-	6,148,298
Unearned interest & deferred fees	(877)	(810)	(503)	(4,478)	-	-	(6,668)
Allowance for expected credit losses	-	-	-	-	-	(70,876)	(70,876)
Other assets	32,974	9,174	7,065	7,505	1,977	12,241	70,936
Total	3,638,957	959,928	824,123	1,848,571	136,591	9,938	7,418,108

Liabilities
Deposits in Banks	1,991,154	207,182	157,000	6,000	-	-	2,361,336
Other liabilities	1,394,588	918,785	1,045,723	820,454	5,591	12,629	4,197,770
Total	3,385,742	1,125,967	1,202,723	826,454	5,591	12,629	6,559,106

Net position	253,215	166,039	378,600	1,022,117	131,000	2,691	859,002

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and financial instruments at FVTPL, short- and long-term borrowings and debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities tend to reprice more quickly than the Bank’s interest-earning assets. This is offset by the short-term nature of the Bank’s interest-earning assets, namely liquid assets and loan portfolio, and the fact that most of the assets and liabilities pricing is based on short-term market rates (LIBOR-based) with contractual re-pricing schedules for longer term transactions. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases in the very short term. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates. Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated by the use of derivatives, which, although perfectly covered economically, may generate a certain accounting volatility

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

December 31, 2015	+200 bps	18,723
	-200 bps	(3,480)

December 31, 2014	+200 bps	18,803
	-200 bps	(4,265)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of December 2015 and 2014. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Total
Assets
Time deposit	50,000	-	-	-	-	50,000
Securities and other financial assets	34,100	10,000	13,345	105,394	86,848	249,687
Loans at amortized cost	4,532,150	1,760,730	288,031	110,838	-	6,691,749
Total	4,616,250	1,770,730	301,376	216,232	86,848	6,991,436

Liabilities
Deposits	1,967,929	319,995	263,706	-	-	2,551,630
Repurchase agreements	102,775	11,308	-	-	-	114,083
Borrowings, pledged deposits and debt	2,430,951	718,258	271,811	842,901	54,410	4,318,331
Total	4,501,655	1,049,561	535,517	842,901	54,410	6,984,044
Total interest rate sensibility	114,595	721,169	(234,141)	(626,669)	32,438	7,392

	December 31, 2014
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Total
Assets
Time deposit	20,000	-	-	-	-	20,000
Securities and other financial assets	71,899	48,315	7,823	139,255	112,248	379,540
Loans at amortized cost	4,421,456	1,835,219	273,852	155,717	-	6,686,244
Total	4,513,355	1,883,534	281,675	294,972	112,248	7,085,784

Liabilities
Deposits	8,000	15,000	-	-	-	23,000
Repurchase agreements	295,814	4,706	-	-	-	300,520
Borrowings, pledged deposits and debt	2,792,560	483,456	317,310	440,000	66,303	4,099,629
Total	3,096,374	503,162	317,310	440,000	66,303	4,423,149
Total interest rate sensibility	1,416,981	1,380,372	(35,635)	(145,028)	45,945	2,662,635

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk (continued)

Interest rate risk (continued)

	January 1, 2014
Description	Up to 3 months	3 to 6 months	6 to 12 months	1 to 5 year	More than 5 year	Total
Assets
Time deposit	60,000	-	-	-	-	60,000
Securities and other financial assets	25,699	2,200	39,383	163,050	123,845	354,177
Loans at amortized cost	4,437,513	1,348,702	319,652	35,796	6,650	6,148,313
Total	4,523,212	1,350,902	359,035	198,846	130,495	6,562,490

Liabilities
Deposits	15,000	-	-	-	-	15,000
Repurchase agreements	266,947	19,215	-	-	-	286,162
Borrowings, pledged deposits and debt	2,914,857	354,104	414,367	177,806	-	3,861,134
Total	3,196,804	373,319	414,367	177,806	-	4,162,296
Total interest rate sensibility	1,326,408	977,583	(55,332)	21,040	130,495	2,400,194

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk (continued)

Currency risk (continued)

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	December 31, 2015
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.96	1.09	120.40	3175.18	17.34

Assets
Cash and cash equivalent	405	6	5	50	887	150	1,503
Investments and other financial assets	3,818	-	-	-	1,601	-	5,419
Loans	-	-	-	-	136,896	-	136,896
Other assets	-	271,005	38,208	-	28,831	-	338,044
Total	4,223	271,011	38,213	50	168,215	150	481,862

Liabilities
Borrowings and deposit placements	-	270,913	38,208	-	168,103	-	477,224
Other liabilities	3,883	-	-	-	-	-	3,883
Total	3,883	270,913	38,208	-	168,103	-	481,107

Net currency position	340	98	5	50	112	150	755

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk (continued)

Currency risk (continued)

	December 31, 2014
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	2.66	1.21	119.49	2378.64	14.71

Assets
Cash and cash equivalent	501	8	7	27	867	126	1,536
Investments and other financial assets	5,269	-	-	-	5,336	-	10,605
Loans	-	-	-	-	140,616	-	140,616
Other assets	-	60,745	4,185	-	160,764	-	225,694
Total	5,770	60,753	4,192	27	307,583	126	378,451

Liabilities
Borrowings and deposit placements	-	66,303	4,185	-	307,853	-	378,341
Other liabilities	5,269	-	-	-	-	-	5,269
Total	5,269	66,303	4,185	-	307,853	-	383,610

Net currency position	501	(5,550)	7	27	(270)	126	(5,159)

(2)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.3 Market risk (continued)

Currency risk (continued)

	January 1, 2014
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	2.36	1.38	105.28	1,930.00	13.09

Assets
Cash and cash equivalent	533	141	6	35	543	65	1,323
Investments and other financial assets	5,509	-	-	-	-	-	5,509
Loans	-	-	-	-	220,880	-	220,880
Other assets	-	-	4,749	-	94,371	-	99,120
Total	6,042	141	4,755	35	315,794	65	326,832

Liabilities
Borrowings and deposit placements	-	-	4,749	-	316,879	-	321,628
Other liabilities	5,509	-	-	-	-	-	5,509
Total	5,509	-	4,749	-	316,879	-	327,137

Net currency position	533	141	6	35	(1,085)	65	(305)

(3)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

26.4 Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

26.	Risk management (continued)

26.4 Operational Risk (continued)

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios in order to support its business and to maximize shareholder value.

The Bank manages its capital structure and makes adjustments to it according to changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	December 31 2015	December 31 2014	January 1 2014
Tier 1 capital	1,050,778	1,008,122	870,528
Tier 2 capital	(10,680)	(7,837)	(9,700)
Total regulatory capital	1,040,098	1,000,285	860,828

Risk weighted assets	6,460,108	6,660,010	5,942,178
Tier 1 capital ratio	16.27%	15.14%	14.65%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS

For years up to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with United States Generally Accepted Accounting Policies (US-GAAP). These consolidated financial statements, for the year ended December 31, 2015, are the first the Bank has prepared in accordance with IFRS in adherence to a mandate of the SBP for fully licensed banks in Panama. Accordingly, the Bank has prepared financial statements which comply with IFRS applicable for years ending on or after December 31, 2015, together with the comparative period data as at and for the year ended December 31, 2014, as described in the summary of significant accounting policies. In preparing these financial statements, the Bank’s opening statement of financial position was prepared as at January 1, 2014, the bank date of transition to IFRS. This note explains the principal adjustments made by the Bank in restating its 2014 US-GAAP consolidated financial statements, including the consolidated statement of financial position as at January 1, 2014 and the consolidated financial statements as at and for the year ended December 31, 2014.

27.1 Exemptions applied

Cumulative translation differences

Bladex has elected the cumulative translation differences to be set to zero at the date of the transition for its subsidiaries, as a result of the effects of changes in foreign exchange rates. Consequently, the Bank is not required to identify the cumulative translation differences that occurred prior to their date of transition to IFRS.

27.2 Estimates

The estimates at January 1, 2014 and at December 31, 2014 are consistent with those made for the same dates in accordance with US-GAAP (after adjustments to reflect any differences in accounting policies).

The estimates used by the Bank to present these amounts in accordance with IFRS reflect conditions as at January 1, 2014, the date of transition to IFRS and as of December 31, 2014

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1

A reconciliation of the consolidated statements of financial position for the year ended 2014 and as at January 1st, is as follows:

		USGAAP			IFRS	USGAAP			IFRS
		December 31,			December 31	January 1,			January 1
	Ref.	2014	Adjustment	Reclassification	2014	2014	Adjustment	Reclassification	2014
Assets
Cash and cash equivalents		780,515	-	-	780,515	839,718	-	-	839,718
Financial Instruments:
At fair value through profit or loss	(h)	57,574	-	-	57,574	118,661	(49,899)	-	68,762
At fair value through OCI		338,973	-	-	338,973	334,368	-	-	334,368
Securities at amortized cost	(a)	54,180	(277)	835	54,738	33,759	(189)	-	33,570
Loans at amortized cost		6,686,244	-	-	6,686,244	6,148,298	-	-	6,148,298
Allowance for expected credit losses	(b)	79,675	1,988	-	77,687	72,751	1,875	-	70,876
Unearned interest & deferred fees		8,509	-	-	8,509	6,668	-	-	6,668
Loans at amortized cost, net		6,598,060	(1,988)	-	6,600,048	6,068,879	(1,875)	-	6,070,754

At fair value - Derivative financial instruments used for hedging – receivable		12,324	-	-	12,324	15,217	-	-	15,217

Property and equipment, net		7,105	-	(144)	6,961	10,466	-	(2,034)	8,432
Intangibles, net		1,024	-	-	1,024	-	-	1,890	1,890

Other assets:
Customers' liabilities under acceptances		114,018	-	-	114,018	1,128	-	-	1,128
Accrued interest receivable	(c)	47,938	239	-	48,177	40,727	51	-	40,778
Other assets		13,561	-	(5,505)	8,056	8,389	-	(4,898)	3,491
Total of other assets		175,517	239	(5,505)	170,251	50,244	51	(4,898)	45,397
		-	-	-		-	-	-	-
Total assets		8,025,272	1,950	(4,814)	8,022,408	7,471,312	(48,162)	(5,042)	7,418,108

Liabilities and stockholders' equity
Deposits:
Noninterest-bearing - Demand		394	-	-	394	663	-	-	663
Interest-bearing - Demand		83,781	-	-	83,781	62,384	-	-	62,384
Time		2,422,519	-	-	2,422,519	2,298,289	-	-	2,298,289
Total deposits		2,506,694	-	-	2,506,694	2,361,336	-	-	2,361,336

At fair value – Derivative financial instruments used for hedging – payable		40,287	-	-	40,287	8,572	-	-	8,572

Financial liabilities at fair value through profit or loss		52	-	-	52	72	-	-	72
Securities sold under repurchase agreement		300,519	-	-	300,519	286,162	-	-	286,162
Short-term borrowings and debt		2,692,537	-	-	2,692,537	2,705,365	-	-	2,705,365
Long-term borrowings and debt	(d)	1,405,519	(214)	(5,649)	1,399,656	1,153,871	(145)	(5,042)	1,148,684

Other liabilities:
Acceptances outstanding		114,018	-	-	114,018	1,128	-	-	1,128
Accrued interest payable		14,855	-	-	14,855	13,786	-	-	13,786
Allowance for expected credit losses on off-balance sheet credit risk	(e)	6,849	3,024	-	9,873	5,222	832	-	6,054
Other liabilities		32,878	-	-	32,878	27,947	-	-	27,947
Total other liabilities		168,600	3,024	-	171,624	48,083	832	-	48,915
Total liabilities		7,114,208	2,810	(5,649)	7,111,369	6,563,461	687	(5,042)	6,559,106

Stockholders' equity:
Common stock		279,980	-	-	279,980	279,980	-	-	279,980
Treasury stock		(77,627)	-	-	(77,627)	(82,008)	-	-	(82,008)
Additional paid-in capital in excess of assigned value of common stock	(f)	117,339	2,305	-	119,644	118,646	1,978	-	120,624
Capital reserves		95,210	-	-	95,210	95,210	-	-	95,210
Retained earnings		510,046	(8,377)	-	501,669	458,699	(3,803)	-	454,896
Accumulated other comprehensive loss	(g)	(13,885)	5,212	835	(7,837)	(12,575)	2,875	-	(9,700)
Total equity attributable to equity holders of the bank		911,063	(860)	835	911,039	857,952	1,050	-	859,002
Non-controlling interest	(h)	-	-	-		49,899	(49,899)	-	-
Total stockholders' equity		911,063	(860)	835	911,039	907,851	(48,849)	-	859,002
Total liabilities and stockholders' equity		8,025,272	1,950	(4,814)	8,022,408	7,471,312	(48,162)	(5,042)	7,418,108

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

A reconciliation of the consolidated statements of profit or loss for the year ended 2014 is as follows:

		USGAAP		IFRS
	Ref	2014	Adjustments	2014

Interest income from financial instruments
Deposits		1,545	-	1,545
At fair value through profit or loss		20	(20)	-
At fair value through OCI		8,115	-	8,115
At amortized cost	(c)	203,050	188	203,238
Total interest income		212,730	168	212,898
Interest expense:
Deposits		11,245	-	11,245
Invesment funds		37	(37)	-
Short-term borrowings and debt		23,893	-	23,893
Long-term borrowings and debt		36,424	-	36,424
Total interest expense		71,599	(37)	71,562

Net interest income		141,131	205	141,336

Other income
Fees and commissions, net		17,502	-	17,502
Derivate financial instruments and foreign currency exchange	(d,g)	872	(664)	208
Gain per financial instrument at fair value through profit or loss	(h)	3,016	(655)	2,361
Gain per financial instrument at fair value through OCI		1,871	-	1,871
Gain on sale of loans at amortized cost		2,546	-	2,546
Other income, net	(h)	1,744	42	1,786
Net other income		27,551	(1,277)	26,274

Total income		168,682	(1,072)	167,610

Expenses
Impairment loss from expected credit losses on loans at amortized cost	(b)	6,895	(113)	6,782
Impairment loss from expected credit losses on investment securities	(a)	(7)	1,037	1,030
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(e)	1,627	2,192	3,819
Salaries and other employee expenses	(f)	31,339	227	31,566
Depreciation of equipment and leasehold improvements		2,487	(942)	1,545
Amortization of intangible assets		-	942	942
Professional services		5,177	-	5,177
Maintenance and repairs		1,544	-	1,544
Expenses from investment funds	(h)	416	(416)	-
Other expenses	(f)	12,739	99	12,838

Profit for the year		106,465	(4,098)	102,366

Profit (loss) attributable to the redeemable noncontrolling interest		(475)	475	-

Profit for the year attributable to Bladex stockholders		106,940	(4,573)	102,366

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

A reconciliation of the consolidated statements cash flows for the year ended 2014 is as follows:

	USGAAP	Reclassification/ adjustments	IFRS
Net cash from (used in) operating activities	170,451	(436,989)	(266,538)
Net cash (used in) from investing activities	(604,935)	582,347	(22,588)
Net cash from (used in) financing activities	345,102	(145,358)	199,744
Effect of exchange rate changes on cash resources	1	-	1
Net change in cash resources	(89,381)	-	(89,381)
Cash resources at beginning of year	830,686	-	830,686
Cash resources at end of year	741,305	-	741,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

Due to transition to IFRS, the following lines have been reclassified in the USGAAP Consolidated Statement of Cash Flows from financing to operating activities:  Net increase in due to depositors. In addition, the following lines have been reclassified in the USGAAP Consolidated Statement of Cash Flows from investing activities to operating activities: Net increase in pledged deposits;  the lines of net increase in loans and proceeds from the sale of loans were merged and reported in a single line as net increase in loans at amortized cost;  the line of acquisition of equipment and leasehold improvements has been broken down into four lines as acquisition of equipment and leasehold improvements, acquisition of intangible assets, and proceeds from disposal of equipment and leasehold improvements, and proceeds from disposal of  intangible assets. Also, the following lines have been reclassified in the USGAAP Consolidated Statement of Cash Flows on the operating activities:  the provision for loan losses and provision for losses on off-balance sheet risk were merged into one line as impairment loss from expected credit losses; accrued interest receivable is presented in two lines as interest income and interest received; accrued interest payable is presented in two lines as interest expense and interest paid; amortization of premium and discounts on investments were reclassified to investing activities as per their  respective classification as purchases of financial instrument at fair value through OCI and purchases of financial instrument at  amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

The total effect on retained earnings and equity is further analyzed as follows:

		December 31	January 1
	Ref	2014	2014

Transition adjustments recorded in additional paid-in-capital in excess of assigned value of common stock

Adjustment for recognition of share-based payment costs	f)	2,305	1,978

Transition adjustments recorded in retained earnings

Recognition of interest revenue on credit-impaired financial instruments	c)	239	51

Adjustment of mark-to market as per fair value and cash flow hedge	d)	(1)	131

Current translation adjustment – exemption as per IFRS 1	g)	(2,350)	(1,695)

Adjustment for expected credit losses for loans at amortized cost	b)	(1,036)	1,044

Adjustment for Impairment of investment securities	a)	(2,392)	(1,355)

Foreign exchange of investments at FVOCI	g)	(532)	-

Adjustment for recognition of share-based payment costs	f)	(2,305)	(1,978)

Effect of transition to IFRS on retained earnings		(8,377)	(3,803)

Transition adjustments recorded in other comprehensive income:

Adjustment for hedge ineffectiveness	g)	215	14

Current translation adjustment – exemption as per IFRS 1	g)	2,350	1,695

Adjustment for impairment of investment securities	a)	2,115	1,166

Foreign exchange of investments at FVOCI	g)	532	-

Effect of transition to IFRS on other comprehensive income		5,212	2,875

Transition adjustments recorded in other equity component:

Deconsolidation of the investment fund	h)	-	(49,899)

Total effect on equity		(860)	(48,849)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

Explanations of the notes to the reconciliations are the following:

a)	Adjustment for impairment loss on securities at FVOCI and amortized cost in accordance with IFRS 9.
-	Under IFRS 9, financial assets classified as at FVOCI and financial assets classified as at amortized cost are subject to the same single impairment model, which measures expected credit losses as either 12-month expected credit losses or lifetime expected credit losses. Under US GAAP an analysis is performed to determine whether the impairment in fair value is temporary or other than temporary.

b)	Adjustment for expected credit losses for loans at amortized cost
-	The calculation of the reserve for expected credit losses on loans at amortized cost are adjusted to reflect the requirements under IFRS 9, which establishes the expected credit losses to be measured as either 12-month expected credit losses or lifetime expected credit losses. Under US GAAP impairment is based on incurred loss model when there is no longer reasonable assurance that the future cash flows associated with them will be collected in their entirety or when due.

c)	Recognition of interest revenue on credit-impaired financial instruments
-	Under IFRS, when assessing significant increases in credit risk, under Stage 3 (where a credit event has occurred) interest revenue is calculated on the amortized cost; in other words, the gross carrying amount after deducting the impairment allowance. Under US GAAP any interest receivable on non-accruing loans is reversed and charged-off against earnings.

d)	Adjustment of mark-to-market as per fair value and cash flow hedge
-	As part of the ineffectiveness test carried out for all its derivatives, some adjustments were recorded to the mark-to-market of the underlying.

e)	Adjustment for expected credit losses for off-balance sheet instruments
-	The calculation of the reserve for expected credit losses on off-balance sheet instruments are adjusted to reflect the requirements under IFRS 9, which requires the expected credit losses to be measured as either 12-month expected credit losses or lifetime expected credit losses. Under US GAAP impairment is based on incurred loss model when there is no longer reasonable assurance that the future cash flows associated with them will be collected in their entirety or when due.

f)	Adjustment for recognition of share-based payment costs based on the accelerated attribution method.
-	In the case of graded vesting, the Bank must recognize compensation expense on an accelerated basis. Previously under USGAAP, for awards containing only service conditions, the Bank had made the accounting policy election to recognize compensation expense on a straight-line basis, whereas the award was valued as a single award with an average expected life.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts expressed in thousands of U.S. dollars)

27.	First-time adoption of IFRS (continued)

Application of IFRS 1 (continued)

g)	Adjustment for hedge ineffectiveness – cash flow hedge / Current translation adjustment – exemption as per IFRS 1/Foreign exchange of investments at fair value through OCI (continued)

Adjustment for hedge ineffectiveness – cash flow hedge

-	Under USGAAP, the Bank used the short-cut method for its interest rate swaps and the critical-term match for the rest of its derivatives. As per IFRS, ineffectiveness should be measured for all its derivatives.

Current translation adjustment – exemption as per IFRS 1

-	The Bank deemed the cumulative translation differences for foreign operations at the date of transition to be zero. After the date of transition, translation differences arising on translation of foreign operations are recognized in other comprehensive income and included in a separate translation reserve within equity.

Foreign exchange of investments at fair value through OCI

-	Under USGAAP, the foreign exchange on investments available for sale was recorded in other comprehensive income. As per IFRS, the foreign exchange of these investments, which falls under the category of investments at fair value through OCI, should be recorded in profit or loss.

h)	Deconsolidation of the investment fund
-	As a result of the evaluation of control, as per IFRS 10 “Consolidated Financial Statements”, according to which the existing rights do not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return, the Bank has determined that there is no control over the investment fund at the date of transition.

Reclassification corresponds to the segregation of intangibles from property, plant and equipment, and the presentation of debt issuance costs together with the liabilities.

28.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 per share corresponding to the fourth quarter of 2015. The cash dividend was approved by the Board of Directors and was paid on February 23, 2016 to the Bank’s stockholders as of the February 10, 2016 record date. In accordance with IAS 10 - “Events after the date of the consolidated statements of financial position”, if an entity declares dividends after such date, it cannot recognize the amount of these dividends as a liability in the year-end consolidated financial statements.