Form 20-F
period 2016-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2017-04-28
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

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

6,342,189	Shares of Class A Common Stock
2,474,469	Shares of Class B Common Stock
30,343,390	Shares of Class E Common Stock
0	Shares of Class F Common Stock
39,160,048	Total Shares of Common Stock

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

☒   Yes                                 ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

☒	Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer
				☐	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	general economic, political and business conditions in North America, Central America, South America and the jurisdictions the Bank or its customers operate;
•	the growth of the Bank’s Credit Portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated profits and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for expected credit losses;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	government regulations and tax laws and changes therein;

•	increases in compulsory reserve and deposit requirements;
•	regulation of the Bank’s business and operations on a consolidated basis;
•	the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, restrictions or policies imposed or implemented from time to time by the new administration of the United States of America (“United States” or “USA” or “U.S.”);
•	the effects of possible changes in international trade, tariffs and regulatory framework as a result of the United Kingdom’s referendum which approved an exit from the European Union (“Brexit”);
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2017 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the IFRS Interpretation Committee (formerly known as “IFRIC”). Because fiscal year 2015 was the first year the Bank prepared and presented its financial statements in accordance with IFRS in adherence to a mandate of the Superintendency of Banks of Panama for fully licensed banks in Panama, the Bank did not include the historical financial information as of and for the years ended December 31, 2013 and 2012. The following selected financial data as of December 31, 2016 and 2015, and for the fiscal years ended December 31, 2016, December 31, 2015, and December 31, 2014 have been derived from the Consolidated Financial Statements, which were audited by the independent registered public accounting firm Deloitte, Inc. (“Deloitte”), and are included in this Annual Report beginning on page F-1, together with the report of the independent registered public accounting firm Deloitte. Information as of December 31, 2014 has been derived from the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year 2015 filed with the SEC on April 29, 2016. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,
	2016	2015	2014
Consolidated Statement of Financial Position Data:	(in $ thousands)
Cash and cash equivalents	$1,069,538	$1,299,966	$780,515
Financial instruments at fair value through profit or loss	0	53,411	57,574
Financial instruments at fair value through OCI	30,607	141,803	338,973
Securities at amortized cost, net	77,214	108,215	54,738
Loans at amortized cost	6,020,731	6,691,749	6,686,244
Allowance for expected credit losses on loans at amortized cost	105,988	89,974	77,687
Total assets	7,180,783	8,286,216	8,022,408
Total deposits	2,802,852	2,795,469	2,506,694
Financial liabilities at fair value through profit or loss	24	89	52
Securities sold under repurchase agreement	0	114,084	300,519
Short-term borrowings and debt	1,470,075	2,430,357	2,692,537
Long-term borrowings and debt, net	1,776,738	1,881,813	1,399,656
Total liabilities	6,169,469	7,314,285	7,111,369
Common stock	279,980	279,980	279,980
Total stockholders’ equity	$1,011,314	$971,931	$911,039

As of and for the Year Ended December 31,
2016	2015	2014
(in $ thousands, except per share data and ratios)
Consolidated Statement of Profit or Loss Data:
Interest income	$245,898	$220,312	$212,898
Interest expense	90,689	74,833	71,562
Net interest income	155,209	145,479	141,336

Fees and commissions, net	14,306	19,200	17,502
Derivative financial instruments and foreign currency exchange	(486)	(23)	208
(Loss) Gain per financial instrument at fair value through profit or loss	(2,883)	5,731	2,361
(Loss) Gain per financial instrument at fair value through OCI	(356)	363	1,871
Gain on sale of loans at amortized cost	806	1,505	2,546
Other income	1,378	1,603	1,786
Net other income	12,765	28,379	26,274
Total income	167,974	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost (1)	34,760	17,248	6,782
Impairment loss from expected credit losses on investment securities (1)	3	5,290	1,030
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts (1)	352	(4,448)	3,819
Salaries and other employee expenses	25,196	30,435	31,566
Depreciation of equipment and leasehold improvements	1,457	1,371	1,545
Amortization of intangible assets	629	596	942
Other expenses	18,532	19,382	19,560
Total expenses	80,929	69,874	65,244
Profit for the year	$87,045	$103,984	$102,366
Weighted average basic shares	39,085	38,925	38,693
Weighted average diluted shares	39,210	39,113	38,882
Basic shares period end	39,160	38,969	38,777
Per Common Share Data:
Basic earnings per share	2.23	2.67	2.65
Diluted earnings per share	2.22	2.66	2.63
Book value per share (period end)	25.83	24.94	23.49
Regular cash dividends declared per share	1.54	1.155	1.435
Regular cash dividends paid per share	1.54	1.54	1.40
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.16%	1.32%	1.35%
Return on average total stockholders’ equity (2)	8.76%	10.95%	11.45%
Net interest margin (3)	2.08%	1.84%	1.88%
Net interest spread (3)	1.84%	1.68%	1.72%
Efficiency Ratio (4)	27.3%	29.8%	32.0%
Total operating expenses (5) to average total assets (2)	0.61%	0.66%	0.71%
Regular cash dividend payout ratio (6)	69.15%	57.65%	52.92%
Liquidity Ratios:
Liquid assets (7) / total assets	14.03%	15.29%	9.24%
Liquid assets (7) / total deposits	35.95%	45.33%	29.57%
Asset Quality Ratios:
Non-performing loans to gross loan portfolio (8)	1.09%	0.78%	0.06%
Charged-off loans to gross loan portfolio	0.31%	0.09%	0.00%
Allowance for expected credit losses on loans to gross loan portfolio	1.76%	1.34%	1.16%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments and financial guarantee contracts and other assets	1.37%	1.17%	1.97%
Capital Ratios:
Total stockholders’ equity to total assets	14.08%	11.73%	11.36%
Average total stockholders’ equity to average total assets (2)	13.28%	12.02%	11.83%
Leverage ratio (9)	7.1	x	8.5	x	8.8	x
Tier 1 capital to risk-weighted assets (10)	17.9%	16.1%	15.5%
Risk-weighted assets (10)	$5,662,453	$6,103,767	$5,913,505

(1)	For information regarding impairment loss from expected credit losses, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(2)	Average total assets and average total stockholders’ equity are calculated on the basis of unaudited average balances.
(3)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(4)	Efficiency ratio refers to total operating expenses as a percentage of total income.
(5)	Total operating expenses includes the following expense line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”
(6)	Calculated on regular cash dividends paid per share during the period.

(7)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits, as shown in the consolidated statements of cash flows and note 4 to the Audited Financial Statements. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements” Notes 4 and 27.2 to the Audited Financial Statements.
(8)	As of December 31, 2016, 2015 and 2014 the Bank had $65 million, $52 million and $4 million in non-performing loans, respectively, all of which corresponded to impaired loans. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(9)	Leverage ratio is the ratio of total assets to total stockholders’ equity.
(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total stockholders’ equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

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

As of December 31, 2016, 22% of the Bank’s funding represents short-term borrowings and debt from international private banks, which compete with the Bank in its lending activity. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Financial turmoil in the international markets could negatively impact liquidity in the financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2016, 77% of the Bank’s total deposits represented deposits from central banks or their designees (the Bank’s Class A shareholders), 10% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 7% of the Bank’s deposits represented deposits from state-owned banks, and 6% of the Bank’s deposits represented deposits from state-owned and private corporations.

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

The Bank’s allowance for expected credit losses (“ECL”) could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.

The Bank determines the appropriate level of allowances for ECL based on a forward-looking process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s commercial portfolio (the “Commercial Portfolio”) includes gross loans at amortized cost (the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances, and an equity investment. The Bank’s allowances for ECL could be inadequate to cover losses in its Commercial Portfolio due to exposure concentration or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk inherent to the Bank’s financial instruments, as fluctuations in different parameters may have adverse effects on its financial position.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and at fair value through OCI (“FVOCI”), short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank’s Commercial Portfolio may decrease or may not continue to grow at historical rates. Additionally, growth in the Bank’s Commercial Portfolio may expose the Bank to an increase in the allowance for ECL.

It is difficult to predict whether the Bank’s Commercial Portfolio, including the Bank’s foreign trade portfolio, will continue to grow at historical rates. A reversal in the growth rate of the Region’s economy and trade volumes could adversely affect the growth rate of the Bank’s Commercial Portfolio. Additionally, the future expansion of Bladex’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for ECL, which could negatively impact the Bank’s operating results and financial position. Non-performing or low credit quality loans can negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported non-performing loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, or factors beyond the Bank’s control, such as the impact of economies trends and political events affecting the Region, events affecting certain industries or events affecting financial markets and global economies.

Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect results of operations.

Most of the competition the Bank faces in the trade finance business comes from domestic and international banks, mainly comprised of European, North American, and Asian institutions. Many of these banks have substantially greater resources than the Bank, may have better credit ratings, and may have access to less expensive funding than the Bank does. It is difficult to predict how increased competition will affect the Bank’s growth prospects and results of operations.

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend accelerated in recent years as the credit crisis led to numerous mergers and asset acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new market entrants generally increases.

Globalization of the capital markets and financial services industries exposes the Bank to further competition.  To the extent the Bank expands into new business areas and new markets, the Bank may face competitors with more experienced and more established relationships with clients, regulators and industry participants in the relevant market, which could adversely affect the Bank’s ability to compete. The Bank’s ability to grow its business and therefore, its earnings, may be affected by these competitive pressures.

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

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience cyberattacks or operational problems with its information systems as a result of system defects and failures (including failure to update systems), viruses, worms, and other malicious software, from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Bank’s system. The Bank’s ability to remain competitive depends in part on its ability to upgrade its information technology on a timely and cost-effective basis. The Bank continually makes investments and improvements in its information technology infrastructure in order to remain competitive. The Bank may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of its information technology infrastructure. Any failure to effectively improve or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on the Bank.

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

Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of these initiatives.

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

Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, the participation of multiple parties in any given trade finance transaction can increase complexity and require additional time to the due diligence process. Also, because trade finance can be more reliant on document-based information than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements, or other trade controls). While the Bank remains alert to potentially high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including the being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates could impose additional compliance burdens on the Bank.

Changes in applicable law and regulation may have a material adverse effect on the Bank.

The Bank is subject to extensive laws and regulations regarding the Bank organization, operations, lending and funding activities, capitalization and other matters. The Bank has no control over applicable law and government regulations, which govern all aspects of its operations, including regulations that impose:

•	Minimum capital requirements;
•	Reserve and compulsory deposit requirements;
•	Funding restrictions;
•	Lending limits, earmarked lending and other credit restrictions;
•	Limits on investments in fixed assets;
•	Corporate governance requirements;

•	Accounting and statistical requirements; and
•	Other requirements or limitations.

The regulatory structure governing financial institutions, such as the Bank, is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the governments in jursidictions the Bank operates to change laws and regulations applicable to financial institutions based on such international developments.

In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and determined the Bank’s Tier 1 Basel III capital ratio to be 17.9% as of December 31, 2016.

Based on the Bank’s current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, the Bank does not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the effects of the rules that complete the implementation of the Basel III framework on Panamanian banks and particularly on other Bank’s operations, the Bank may need to reassess its ongoing funding strategy for regulatory capital.

The Bank also has operations in countries outside of Panama, including the United States. Changes in the laws or regulations applicable to the Bank business in the countries in which it operates or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the United States, and the related rulemaking, may have a material adverse effect on the Bank’s business, financial condition, and results of operations. The Dodd-Frank Act was signed into law on July 21, 2010 and was intended to overhaul the financial regulatory framework in the United States following the global financial crisis and has substantially impacted all financial institutions that are subject to its requirements. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, establishes a Bureau of Consumer Financial Protection, establishes a systemic risk regulator, consolidates certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion.

In 2014, the U.S. Federal Reserve Board issued a final rule strengthening supervision and regulation of large U.S. bank holding companies and foreign banking organizations (such as the Bank). The final rule establishes a number of enhanced prudential standards for large U.S. bank holding companies and foreign banking organizations to help increase the resiliency of their operations. These standards include liquidity, risk management, and capital. The final rule was required by section 165 of the Dodd-Frank Act. Under the final rule, foreign banking organizations with combined U.S. assets of $50 billion or more will be required to establish a U.S. risk committee and employ a U.S. chief risk officer to help ensure that the foreign bank understands and manages the risks of its combined U.S. operations. In addition, these foreign banking organizations will be required to meet enhanced liquidity risk-management standards, conduct liquidity stress tests, and hold a buffer of highly liquid assets based on projected funding needs during a 30-day stress event. Foreign banking organizations with total consolidated assets of $50 billion or more, but combined U.S. assets of less than $50 billion, are subject to enhanced prudential standards. However, the capital, liquidity, risk-management, and stress testing requirements applicable to these foreign banking organizations are substantially less than those applicable to foreign banking organizations with a larger U.S. presence. In addition, the final rule implements stress testing requirements for foreign banking organizations with total consolidated assets of more than $10 billion and risk committee requirements for foreign banking organizations that meet the asset threshold and are publicly traded. While the majority of these enhanced prudential standards are not currently applicable to the Bank, they could ultimately be as the Bank grows, its U.S. presence or assets increase or if the Dodd-Frank Act is later amended, modified or supplemented with new legislation.

On December 10, 2013, pursuant to the Dodd-Frank Act, federal banking and securities regulators issued final rules to implement Section 619 of the Dodd-Frank Act (the “Volcker Rule”). Generally, subject to a transition period and certain exceptions, the Volcker Rule restricts banks from: (i) short-term proprietary trading as principal in securities and other financial instruments, and (ii) sponsoring or acquiring or retaining an ownership interest in private equity and hedge funds. After the transition period, the Volcker Rule prohibitions and restrictions will apply to banking entities, including the Bank, unless an exception applies. Based on analysis of applicable regulations, the Bank has determined that its current investment activities are not subject to the Volcker Rule restrictions.

The Dodd-Frank Act also will have an impact on the Bladex’s derivatives activities if it enters into swaps or security-based swaps with U.S. persons. In particular, Bladex may be subject to mandatory trade execution, mandatory clearing and mandatory posting of margin in connection with its swaps and security-based swaps with U.S. persons.

On March 18, 2010, the Hiring Incentives to Restore Employment Act of 2010, Pub. L. 111-147 (H.R. 2847), added sections 1471 through 1474 (collectively, “FATCA”) to Subtitle A of the Internal Revenue Code of 1986, as amended (the “Code”). FATCA requires withholding agents, including foreign financial institutions (“FFIs”), to withhold thirty percent (30%) of certain payments to a FFI unless the FFI has entered into an agreement with the U.S. Internal Revenue Service (“IRS”) to, among other things, report certain information with respect to U.S. accounts. FATCA also imposes on withholding agents certain withholding, documentation, and reporting requirements with respect to certain payments made to certain non-financial foreign entities.

On June 30, 2014, Panama signed a Model 1 intergovernmental agreement ("Panama IGA") with the U.S. for purposes of FATCA. Under the Panama IGA, most Panamanian financial institutions are required to register with the IRS and comply with the requirements of the Panama IGA, including with respect to due diligence, reporting, and withholding.

To this end, the Bank registered with the IRS on April 23, 2014 as a Registered Deemed-Compliant Financial Institution (including a Reporting Financial Institution under a Model 1 IGA) and is required under the Panama IGA to identify U.S. persons and report certain information required by the IRS, through the tax authorities in Panama.

Adoption of IFRS affects the presentation of our financial information, which was prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”) prior to January 1, 2015.

On January 1, 2015, the Bank began preparing its financial statements in accordance with IFRS, in compliance with a Superintendency mandate applicable to all financial institutions registered under general license. Prior to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with U.S. GAAP. Because IFRS differ in certain significant respects from U.S. GAAP, the Bank’s financial information prepared and presented in its previous annual reports under U.S. GAAP is not directly comparable to its IFRS financial data. The lack of comparability with historical financial data may make it difficult to gain a full and accurate understanding of its operations and financial condition.

The Bank’s status as a “foreign private issuer” allowed it to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP, and are not currently subject to the SEC’s XBRL requirements which may provide less information to investors than is provided by filers utilizing XBRL.

IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements. The Securities and Exchange Commission (“SEC”) allows foreign private issuers such as the Bank to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. SEC rules do not require the Bank to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Accordingly, the readers of the Bank’s financial statements should familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

The SEC requires most reporting companies to provide financial statements in their periodic reports that include “XBRL tagging” – cross references that provide the reader with a greater understanding of the components of line items contained in financial statements. The SEC recently developed taxonomy to enable filers of IFRS financial statements, such as the Bank, to include XBRL tagging in their financial statements effective March 1, 2017. Currently, IFRS filers are relieved of the obligation to provide XBRL tagging with their financial statements, and readers will not have the benefit of XBRL tagging when reviewing our financial statements. The SEC has provided notice that such issuers may first submit financial data in XBRL with their first annual report on Form 20-F or 40-F for a fiscal period ending on or after December 15, 2017.

U.S. policy uncertainties, including trade and other restrictions, monetary tightening, higher interest rates and rising inflation, and the United Kindom (“U.K.”)’s “Brexit” referendum may have an adverse effect on the Bank.

Changes in U.S. political, regulatory, and economic conditions, or in its policies governing international trade and foreign investment in the U.S. stemming from the recent changes in the U.S. administration could have a material adverse effect on the Bank. Greater restrictions on trade and increased tariffs on goods imported into the U.S. may be implemented, particularly affecting exports coming from Latin America. Several Latin American currencies have recently devalued sharply against the dollar, on concerns of the post-election U.S. trade policy agenda, coupled with a trend of rate increases by the U.S. Federal Reserve Board. Asset risks may rise for banks that lend to exporters or high value-added manufacturers, particularly in the automotive supplier and technology sectors in the Region. U.S. monetary tightening and rising inflation could prompt central banks to tighten monetary policy in Latin American countries, with higher rates potentially leading to weaker asset quality. Rising rates may reduce borrower repayment capacity, leading to an increase in non-performing loan (NPL) ratios as loan growth decelerates.

In the U.K., a recent referendum was held in which voters approved an exit from the European Union (the “E.U.”), commonly referred to “Brexit” and has been passed into law, after which negotiations will commence to determine the future terms of the U.K.’s relationship with the E.U. As a result of the referendum, the global markets and currencies have been adversely impacted, including a sharp decline in the value of the British pound as compared to the U.S. dollar. The outcome of pending tariff, trade, regulatory and other negotiations could adversely affect the Bank.

Risks Relating to the Region

The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic changes in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

As a reflection of the Bank’s mission and strategy, the Bank’s credit activities are concentrated in the Region. Historically, economies in the Region have occasionally experienced significant volatility evidenced, in some cases, by political uncertainty, slow growth or recessions, declining investments, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Global economic changes, including fluctuations in oil prices, commodities prices, U.S. dollar interest rates and the U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region, including Panama, and other countries in which the Bank operates. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for ECL, debt restructurings, and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a number of countries. The Bank’s credit portfolio (the “Credit Portfolio”) consists of the Commercial Portfolio and the Investment Securities Portfolio. The “Investment Securities Portfolio” consists of securities at amortized cost and financial instruments at FVOCI. Adverse changes affecting one or more of these economies could have an adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2016, 61% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,185 million, or 18%), Mexico ($959 million, or 15%), Colombia ($762 million, or 12%), Panama ($552 million, or 8%), and Peru ($510 million, or 8%).

In addition, as of December 31, 2016, of the Bank’s total Credit Portfolio balances, 6% were to five borrowers in Brazil, 5% were to five borrowers in each of Colombia, Mexico and Peru, and 4% were to five borrowers in Panama. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for ECL, or suffer credit losses with the effect being accentuated because of this concentration.

See Item 4.B. “Information on the Company—Business Overview—Developments During 2016”.

Local country foreign exchange controls or currency devaluation may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

The Bank makes mostly U.S. dollar-denominated loans and investments.  As a result, the Bank faces the risk that local foreign exchange controls may restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis, even if they are exporters, and/or that significant currency devaluation might occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans.

Increased risk perception in countries in the Region where the Bank has large credit exposures could have an adverse impact on the Bank’s credit ratings, funding activities and funding costs.

Increased risk perception in any country where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  A credit rating downgrade would likely increase the Bank’s funding costs, and may reduce its deposit base and access to the debt capital markets.  In that case, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be affected adversely.

For more information on the Bank’s Risk Management, see Item 18, “Financial Statements”, note 27.

Item 4.	Information on the Company

A.	History and Development of the Company

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized multinational bank originally established by central banks of Latin American and Caribbean countries to promote foreign trade and economic integration in the Region. The legal name of the Bank is Banco Latinoamericano de Comercio Exterior, S.A. Translated into English, the Bank is also known as Foreign Trade Bank of Latin-America. The commercial name of the Bank is Bladex.

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

The Bank offers its services through its head office in Panama City, its agency in New York (the “New York Agency”), its subsidiaries in Brazil and Mexico, and its representative offices in Buenos Aires, Argentina; Mexico City, Mexico; Sao Paulo, Brazil; Lima, Peru; and Bogotá, Colombia, as well as through a worldwide network of correspondent banks. On April 3, 2017, through an official letter from the National Banking and Securities Commission of Mexico, was obtained the approval for the closing of the Representative Office in Mexico, Monterrey.

Bladex’s headquarters office is located at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama, and its telephone number is +507 210-8500. The New York Agency is located at 10 Bank Street, Suite 1220, White Plains, NY 10606, and its telephone number is +1 (914) 328-6640.

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

-	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, USA, on May 30, 2000. Bladex Holdings maintains ownership in Bladex Representação Ltda.

-	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda. and Bladex Holdings owned the remaining 1%. Bladex Investimentos Ltda. had invested substantially all of its assets in an investment fund, Alpha4X Latam Fundo de Investimento Multimercado, incorporated in Brazil (the “Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil, (Comissão de Valores Mobiliários (the “CVM”)). The objective of the Brazilian Fund was to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Investimentos Ltda. merged with Bladex Representação Ltda. on April 2016. Bladex Investimentos Ltda. became the extinct company under Brazilian law and the acquiring company, Bladex Representação Ltda., is the surviving entity.

-	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other financial products, such as loans and factoring.

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

The changes of the Bank´s investment in the Feeder were recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit or loss” line item. The Feeder was not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated financial statements” according to which the existing rights in the fund did not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2015 and 2014, the Bank had a participation in the Feeder of 47.71% and 49.61%, respectively. At December 31, 2016, the Bank did not have any participation in the Feeder.

Bladex also reported the changes in the net asset value of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank did not consolidate, because the rights on this fund did not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment was adjusted to recognize the Bank's participation in the profits or losses of the fund in the line “Gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The Bank remained an investor in these funds until March 31, 2016 redeeming its investments entirely on April 1st, 2016.

See Item 18. “Financial Statements,” notes 1, 2.1, and 5.2.

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

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing), and financial leasing.

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, and the Bank’s interest rate, liquidity, price and currency positions. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and financial instruments related to the investment management activities (consisting of investment funds at FVTPL, and securities at FVOCI and at amortized cost). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources (deposits, securities sold under repurchase agreement (“Repos”), and short- and long-term borrowings and debt).

Historically, trade finance has been afforded favorable treatment under Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining certain exceptions regarding U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains both its focus on trade finance and its Class A shareholders’ participation, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2016, the Bank had 66 employees, or 31% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2016

2016 proved to be another challenging year for the markets in which the Bank operates, as currency devaluations and adverse macroeconomic trends created a more volatile business environment in several Latin American countries. These trends included the continued deterioration of the terms-of-trade for commodity-exporting producers, in some cases impacting company balance sheets and operations, a recessionary and inflationary environment in important economies such as Brazil, a generally heightened perception of credit and market risk affecting Latin America, and an increased level of uncertainty regarding U.S. trade and monetary policies. Despite these challenges, Senior Management believes that the Bank’s financial results in 2016 demonstrated Bladex’s fairly resilient core earnings generation capacity, while the Bank’s exit from its participation in the investment funds, which was completed early in the second quarter of 2016, helped remove a significant element of market risk volatility.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Profit for the year and Trend Information” and Item 18, “Financial Statements,” note 17.

Strategies for 2017 and Subsequent Years

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

Efforts going forward will be focused on growing the Bank’s business with a larger number of clients along the trade value chain, as well as striving for a greater dispersion of risk in order to continue diversifying and mitigating the impact of potential losses, should they occur.

Enhance current products and services by targeting the main trade related and growth sectors in the Region

In addition to its exposure to Latin American financial institutions, the Bank intends to continue enhancing its expertise in the sectors in which the Bank currently operates, while strategically targeting industries and participants in the value chain of international trade by country within the Region. Targeted participants operating in most of the main exporting sectors related to commodities (agribusiness, oil & gas, metals, and petrochemicals, among others) and services (transportation and utilities, among others). Bladex also intends to continue exploring strong regional and local partnerships to bolster its range of services and increase its presence in key economic sectors throughout the Region.

Increase the range of products and services that the Bank offers

Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is well positioned to strategically identify key additional products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services, such as factoring and vendor finance, leasing, debt intermediation in primary and secondary markets, and structured financing, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

Lending Policies

The Bank extends credit directly to financial institutions, corporations and upper middle-market companies within the Region. The distinction between corporations and upper middle-market companies is based on the respective client’s volumes of annual sales, the borrower’s country of domicile and size of the market it operates in, as well as certain other criteria. The Bank finances import and export transactions for all types of goods and products, excepting restricted items such as weapons, ammunition, military equipment, and hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers/sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers by applying its credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

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

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Risk Policy and Assessment Committee (the “CPER”) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least once a year by the CPER, and more often if necessary. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is reviewed and approved by the CPER.

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

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not obligated to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of an application from the borrower for financing, usually related to foreign trade. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2016, the legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $253 million, and for financial institutions and financial groups amounted to $303 million. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2016, the Bank was in compliance with regulatory legal lending limits.

See Item 4.B, “Information on the Company—Business Overview—Supervision and Regulation—Panamanian Law.”

Credit Portfolio

The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Securities Portfolio. The Bank’s Commercial Portfolio includes gross loans at amortized cost (the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances, and an equity investment. The Bank’s Investment Securities Portfolio consists of financial instruments at FVOCI and securities at amortized cost.

As of December 31, 2016, the Credit Portfolio amounted to $6,552 million, a decrease from $7,405 million as of December 31, 2015, and from $7,581 million as of December 31, 2014. The $853 million, or 12%, decrease during 2016 was largely attributable to the Bank’s Commercial Portfolio (which decreased by $711 million, or 10%) due to the Bank’s active and prudent risk management of credit exposures in the face of more challenging market conditions in the Region, along with reduced holdings in its Investment Securities Portfolio, which decreased by $142 million, or 57% in order to reduce market risk.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $6,444 million as of December 31, 2016, a $711 million, or 10%, decrease from $7,155 million as of December 31, 2015, and a $743 million, or 10%, decrease from $7,187 million as of December 31, 2014, as the Bank reduced certain country, industry and client risk exposures in response to unfavorable market conditions in the Region, and instead focused on expanding its short-term trade finance exposures with more favorable risk-adjusted returns.

As of December 31, 2016, 77% of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 72% as of December 31, 2015 and 2014. Trade finance operations represented 66% of the Bank’s Commercial Portfolio, compared to 56% as of December 31, 2015 and 2014, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade. 56% of the Bank’s Commercial Portfolio was represented by corporations, of which 74% was trade financing.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2016 (1)%		2015 (2)%		2014 (3)%
	(in $ millions, except percentages)
Loans at amortized cost	$6,021	93.4	$6,692	93.5	$6,686	93.0
Loan commitments and financial guarantee contracts	403	6.3	447	6.3	386	5.4
Other assets	20	0.3	16	0.2	115	1.6
Total	$6,444	100.0	$7,155	100.0	$7,187	100.0

(1)	Includes non-performing loans for $65 million as of December 31, 2016.
(2)	Includes non-performing loans for $52 million as of December 31, 2015.
(3)	Includes non-performing loans for $4 million as of December 31, 2014.

Loan Portfolio

As of December 31, 2016, the Bank’s Loan Portfolio amounted to $6,021 million, compared to $6,692 million as of December 31, 2015, and compared to $6,686 million as of December 31, 2014. The $671 million, or 10%, Loan Portfolio decrease during 2016 was largely attributable to the Bank’s decision to reduce certain country, industry and client risk exposures in its portfolio. As of December 31, 2016, 76% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to 70% and 72%, as of December 31, 2015 and 2014, respectively.

As of December 31, 2016, the Bank had non-performing loans of $65 million (or 1.09% of the Loan Portfolio), compared to $52 million (or 0.78% of the Loan Portfolio) as of December 31, 2015, and compared to $4 million (or 0.06% of the Loan Portfolio) as of December 31, 2014.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects-Operating Results—Changes in Financial Position” and “Operating and Financial Review and Prospects—Operating Results—Asset Quality and Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.5, and 5.6.

Loan Portfolio by Country Risk

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2016	% of Total Loans	2015	% of Total Loans	2014	% of Total Loans
	(in $ millions, except percentages)
Argentina	$325	5.4	$142	2.1	$185	2.8
Belgium	4	0.1	13	0.2	0	0.0
Bermuda	0	0.0	20	0.3	0	0.0
Bolivia	18	0.3	20	0.3	10	0.1
Brazil (1)	1,164	19.3	1,605	24.0	1,972	29.5
Chile	69	1.2	195	2.9	157	2.4
Colombia (2)	653	10.8	621	9.3	726	10.9
Costa Rica	400	6.6	341	5.1	321	4.8
Dominican Republic	244	4.1	384	5.7	243	3.6
Ecuador	129	2.1	169	2.5	120	1.8
El Salvador	105	1.7	68	1.0	116	1.7
France	0	0.0	6	0.1	6	0.1
Germany	50	0.8	97	1.4	100	1.5
Guatemala	316	5.2	458	6.8	263	3.9
Honduras	73	1.3	118	1.8	93	1.4
Jamaica	8	0.1	17	0.2	16	0.2
Luxembourg	15	0.2	0	0.0	0	0.0
Mexico (3)	927	15.4	789	11.8	868	13.0
Netherlands	0	0.0	0	0.0	10	0.2
Nicaragua	37	0.6	17	0.3	8	0.1
Panama (4)	499	8.3	455	6.8	321	4.8
Paraguay	108	1.8	116	1.7	132	2.0
Peru	467	7.8	511	7.6	590	8.8
Singapore	70	1.2	12	0.2	0	0.0
Switzerland	46	0.8	45	0.7	50	0.7
Trinidad & Tobago	184	3.1	200	3.0	165	2.5
United States of America	73	1.2	54	0.8	55	0.8
Uruguay (5)	37	0.6	219	3.3	160	2.4
Total	$6,021	100.0	$6,692	100.0	$6,686	100.0

(1)	Includes non-performing loans in Brazil of $49 million in 2016, $4 million in 2015 and $3 million in 2014.
(2)	Includes non-performing loans in Colombia of $47 million in 2015.
(3)	Includes non-performing loans in Mexico of $1 million in 2015 and 2014, respectively.
(4)	Includes non-performing loans in Panama of $12 million in 2016.
(5)	Includes non-performing loans in Uruguay of $4 million in 2016.

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding and payable at first demand corporate guarantees. As of December 31, 2016, the Bank’s combined Loan Portfolio associated with European country risk represented $115 million or 1.91% of the total Loan Portfolio, compared to $160 million or 2.40% of the total Loan Portfolio as of December 31, 2015, and compared to $166 million or 2.49% as of December 31, 2014.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower at the dates indicated:

	As of December 31,
	2016	% of Total Loans	2015	% of Total Loans	2014	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$1,739	28.9	$1,975	29.5	$1,891	28.3
State-owned commercial banks	515	8.5	613	9.2	445	6.7
Central banks	30	0.5	0	0.0	35	0.5
State-owned organizations	787	13.1	462	6.9	712	10.6
Private middle-market companies (1)	294	4.9	388	5.8	483	7.2
Private corporations (2)	2,656	44.1	3,255	48.6	3,120	46.7
Total	$6,021	100.0	$6,692	100.0	$6,686	100.0

(1)	Includes $35 million in non-performin loans in 2016, and $1 million in non-performing loans in 2015 and 2014, respectively.
(2)	Includes $30 million, $51 million and $3 million in non-performing loans in 2016, 2015 and 2014, respectively.

The Bank did not have any exposure to European sovereign debt as of December 31, 2016, 2015 and 2014.

As of December 31, 2016, the Bank’s Loan Portfolio industry exposure mainly included: (i) 38% in the financial institutions sector; (ii) 21% in the industrial sector, comprised of mostly of metal manufacturing, food and beverage, electric power, plastics and packaging, and other manufacturing industries; (iii) 17% in the agricultural sector, mostly comprised of grains and oilseeds, and sugar, and; (iv) 13% in the oil and gas sector, which in turn was divided into integrated (7%), downstream (5%), and upstream (1%) subsegments. No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2016, by type of rate and type of borrower:

	As of December 31, 2016
	(in $ millions)
	Impaired and due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$497	$23	$0	$520
State-owned commercial banks	227	12	0	239
State-owned organizations	690	0	0	690
Private middle-market companies	183	2	0	185
Private corporations	1,056	20	0	1,076
Sub-total	$2,653	$57	$0	$2,710
FLOATING RATE
Private sector commercial banks and financial institutions	768	451	0	1,219
State-owned commercial banks	207	69	0	276
Central banks	30	0	0	30
State-owned organizations	82	15	0	97
Private middle-market companies	50	54	5	109
Private corporations	772	795	13	1,580
Sub-total	$1,909	$1,384	$18	$3,311
Total	$4,562	$1,441	$18	$6,021

Note: Scheduled amortization repayments fall into the maturity category in which the payment is due, rather than that of the final maturity of the loan.

Loan Commitments and Financial Guarantee Contracts and Other Assets

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions.  When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay, with the understanding that, if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to disburse or lend to clients, subject to the customers compliance with customary conditions precedent or other relevant documentation. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future liquidity requirements.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of a client’s contractual default to a third party.

Loan commitments and financial guarantee contracts and other assets in the Commercial Portfolio amounted to $423 million, or 7% of the total Commercial Portfolio, as of December 31, 2016, compared to $463 million, or 6% of the total Commercial Portfolio, as of December 31, 2015, and compared to $501 million, or 7% of the total Commercial Portfolio, as of December 31, 2014. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 93% of the total loan commitments and financial guarantee contracts and other assets as of December 31, 2016, compared to 56%, and 45%, as of December 31, 2015 and 2014, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts and other assets by country risk and type of borrower, as of December 31 of each year:

	As of December 31,
	2016		2015		2014
	Amount	% of Total loan commitments and financial guarantee contracts and other assets	Amount	% of Total loan commitments and financial guarantee contracts and other assets	Amount	% of Total loan commitments and financial guarantee contracts and other assets
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$0	0.0	$10	2.2	$0	0.0
Bolivia	0	0.1	1	0.3	0	0.0
Brazil	0	0.0	17	3.7	20	3.9
Chile	0	0.0	0	0.0	28	5.6
Colombia	79	18.6	96	20.7	54	10.8
Costa Rica	2	0.5	0	0.0	0	0.0
Dominican Republic	27	6.3	5	1.0	15	3.0
El Salvador	1	0.3	0	0.0	0	0.0
Ecuador	173	40.8	89	19.1	87	17.3
Guatemala	7	1.7	0	0.0	38	7.6
Honduras	1	0.3	1	0.2	0	0.1
Jamaica	0	0.0	0	0.0	0	0.1
Mexico	11	2.6	47	10.1	64	12.8
Panama	40	9.4	136	29.4	21	4.1
Paraguay	0	0.0	0	0.0	0	0.1
Peru	43	10.1	19	4.1	16	3.2
Singapore	0	0.0	25	5.4	0	0.0
Switzerland	1	0.3	1	0.2	1	0.2
Uruguay	18	4.3	0	0.1	41	8.2
Venezuela	0	0.0	0	0.0	1	0.2
Total loan commitments and financial guarantee contracts	$403	95.3	$447	96.6	$386	77.1
Customers’ liabilities under acceptances
Ecuador	17	4.1	15	3.3	113	22.7
Panama	2	0.5	0	0.0	0	0.0
Peru	0	0.0	0	0.0	1	0.1
Total customers’ liabilities under acceptances	$19	4.6	$15	3.3	$114	22.8
Other assets
Mexico	1	0.1	1	0.1	1	0.1
Total other assets	$1	0.1	$1	0.1	$1	0.1
Total loan commitments and financial guarantee contracts and other assets	$423	100.0	$463	100.0	$501	100.0

For total loan commitments and financial guarantee contracts, see Item 18, “Financial Statements,” note 6.

Investment Securities Portfolio

As part of its Credit Portfolio, the Bank holds an Investment Securities Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of investments in securities by Latin American issuers.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes associated with assets (mainly its Investment Securities Portfolio) and liabilities (mainly issuances) denominated in fixed rates.

The following table sets forth information regarding the carrying value of the Bank’s Investment Securities Portfolio, presented in gross amounts, at the dates indicated.

	As of December 31,
	2016	2015	2014
	(in $ millions)
Financial instruments at FVOCI	$30	$142	$339
Securities at amortized cost (1)	78	109	55
Total Investment Securities Portfolio	$108	$251	$394

(1)	Amounts do not include allowance for ECL of $0.6 million, $0.5 million, and $0.3 million, as of December 31, 2016, 2015 and 2014, respectively.

During the periods under review herein, the Bank did not hold instruments in obligations of the U.S. Treasury or other U.S. Government agencies or corporations, or in states of the U.S. or its subdivisions.

The following tables set forth the distribution of the Bank’s Investment Securities Portfolio, presented in gross amounts, by country risk, type of borrower and contractual maturity, at the dates indicated:

	As of December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$21	20.0	$63	25.0	$76	19.1
Chile	5	4.8	18	7.3	23	5.9
Colombia	30	27.5	53	21.0	89	22.8
Costa Rica	0	0.0	5	2.0	0	0.0
Mexico	20	18.8	38	15.0	97	24.6
Panama	12	10.8	34	13.4	45	11.5
Peru	0	0.0	7	2.9	26	6.6
Trinidad and Tobago	9	8.1	8	3.4	10	2.4
Multilateral Organizations	11	10.0	25	10.2	28	7.0
Total	$108	100.0	$251	100.0	$394	100.0

	As of December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$4	4.1	$76	30.3	$93	23.7
State-owned commercial banks	3	2.6	7	2.9	18	4.6
Sovereign debt	49	45.2	59	23.4	157	40.0
State-owned organizations	35	32.4	99	39.4	106	26.6
Private corporations	17	15.7	10	4.0	20	5.0
Total	$108	100.0	$251	100.0	$394	100.0

	As of December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year	$4	3.7	$49	19.4	$120	30.5
After one year through five years	85	78.9	113	45.0	156	39.6
After five years through ten years	19	17.4	89	35.5	118	29.9
Total	$108	100.0	$251	100.0	$394	100.0

As of December 31, 2016, 2015 and 2014, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s stockholders equity.

Securities at FVOCI

As of December 31, 2016, the Bank’s securities at FVOCI decreased to $30 million, from $142 million as of December 31, 2015, as the Bank sold $103 million and redeemed $107 million of financial instruments at FVOCI, while $84 million were purchased, resulting in a net loss of $0.4 million. As of December 31, 2016, securities at FVOCI consisted of investments in securities of issuers in the Region, of which 90% corresponded to multilateral, sovereign and state-owned issuers, and 10% corresponded to private banks and corporations. As of December 31, 2016, there were no securities at FVOCI guaranteeing repurchase transactions.

As of December 31, 2015, the Bank’s securities at FVOCI amounted to $142 million and consisted of investments in securities of issuers in the Region, of which 58% corresponded to multilateral, sovereign and state-owned issuers, and 42% corresponded to private banks and corporations. During the year ended December 31, 2015, the Bank redeemed $151 million and sold $118 million of investment securities at FVOCI, which generated gains of $0.4 million, and purchased $87 million of investments. As of December 31, 2015, securities at FVOCI with a carrying value of $88 million were pledged to secure repurchase transactions accounted for as secured financings.

See Item 18, “Financial Statements,” notes 3.3.6 and 5.3.

Securities at amortized cost

As of December 31, 2016, the Bank’s securities at amortized cost decreased to $78 million, from $109 million as of December 31, 2015. The $31 million, or 28%, decrease during the year in the securities at amortized cost portfolio was mostly attributable to the redemption of $55 million of matured investment securities, net of the $25 million in investment securities acquired during 2016. As of December 31, 2016, there were no securities at amortized cost guaranteeing repurchase transactions.

The Bank’s securities at amortized cost amounted to $109 million as of December 31, 2015, compared to $55 million as of December 31, 2014. The $54 million increase in the securities at amortized cost portfolio mainly reflects the net effect of: (i) $56 million in bond reclassifications of securities at amortized cost formerly held as financial instruments at FVOCI, (ii) the redemption of $45 million of matured investment securities, and (iii) the $37 million in investment securities acquired during 2015 (all amounts nominal). As of December 31, 2015 securities at amortized cost with a carrying value of $56 million, were pledged to secure repurchase transactions accounted for as secured financings.

See Item 18, “Financial Statements,” notes 3.3.7 and 5.4.

Investment Funds at fair value through profit or loss

The Bank’s former investment funds consisted of its investment in the Feeder and the Brazilian Funds, which were managed by a third party, Alpha4x Asset Management LLC, following the sale of the Bladex Asset Management Unit in the second quarter of 2013.

As of December 31, 2016, the Bank had no participation in investment funds to report after remaining an investor of these funds until March 31, 2016, and subsequently redeeming on April 1st, 2016, its interest entirely.

As of December 31, 2015, the investment funds’ net asset value (composed of cash, investments in equity, debt instruments, and derivative financial instruments, all of which were quoted and traded in active markets) totaled $53 million, compared to $58 million as of December 31, 2014. The Bank’s participation in the Feeder was 47.71% as of December 31, 2015, compared to 49.61% as of December 31, 2014, with the remaining balances owned by third party investors. The redemptions from the investment in the funds amounted to $8 million in 2015, and $14 million in 2014.

See Item 4.A. – “Information on the Company – History and Development of the Company”, and Item 18, “Financial Statements,” note 5.2.

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, financial instruments at FVTPL, financial instruments at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2016		2015		2014
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$329	4.5	$144	1.7	$189	2.4
Brazil	1,201	16.6	1,683	20.2	2,067	25.9
Chile	75	1.0	214	2.6	181	2.3
Colombia	688	9.5	676	8.1	820	10.3
Costa Rica	402	5.6	348	4.2	323	4.1
Dominican Republic	246	3.4	386	4.6	244	3.1
Ecuador	130	1.8	169	2.0	120	1.5
El Salvador	106	1.5	69	0.8	117	1.5
Germany	50	0.7	107	1.3	100	1.3
Guatemala	319	4.4	462	5.5	264	3.3
Honduras	73	1.0	119	1.4	94	1.2
Japan	82	1.1	0	0.0	0	0.0
Mexico	955	13.2	832	10.0	980	12.3
Panama	513	7.1	492	5.9	368	4.6
Paraguay	110	1.5	118	1.4	134	1.7
Peru	470	6.5	522	6.3	620	7.8
Singapore	70	1.0	12	0.1	0	0.0
Switzerland	110	1.5	56	0.7	54	0.7
Trinidad & Tobago	194	2.7	210	2.5	176	2.2
United States of America	955	13.2	1,273	15.3	779	9.8
Uruguay	37	0.5	220	2.6	160	2.0
Other countries (1)	127	1.7	175	2.1	118	1.5
Sub-Total	$7,242	100.0	$8,287	99.4	$7,909	99.3
Investment funds at fair value through profit or loss	0	0.0	53	0.6	58	0.7
Total (2)	$7,242	100.0	$8,341	100.0	$7,966	100.0

(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2016 was comprised of Nicaragua ($37 million), Spain ($28 million), Bolivia ($18 million), Luxembourg ($15 million), Multilateral Organizations ($11 million), Jamaica ($7 million), France ($7 million), and Belgium ($4 million). “Other countries” in 2015 was comprised of Multilateral Organizations ($66 million), Bolivia ($20 million), Bermuda ($20 million), Jamaica ($17 million), Nicaragua ($17 million), Belgium ($13 million), France ($11 million), Spain ($10 million), and the U.K. ($1 million). “Other countries” in 2014 was comprised of Multilateral Organizations ($48 million), Jamaica ($16 million), U.K. ($12 million), Bolivia ($10 million), France ($10 million), Netherlands ($10 million), Nicaragua ($8 million) and Spain ($5 million).
(2)	The outstandings by country does not include loan commitments and financial guarantee contracts. See Item 4.B, “Business Overview— Loan Commitments and Financial Guarantee Contracts and Other Assets.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2016, overall cross border outstandings decreased to $7,242 million, from $8,341 million as of December 31, 2015, as some exposures in certain countries, most notably in Brazil, were reduced in accordance with the Bank’s perception of risks relating to that country.

As of December 31, 2015, overall cross border outstandings had increased year-over-year by $378 million, with the greatest increase in outstandings in the United States of America, where the Bank invests most of its liquid assets in the form of cash and cash equivalents, mainly with the Federal Reserve Bank. Some exposures in certain countries were adjusted in accordance with the Bank’s perception of risks.

Cross-border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements, and credits guaranteed related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2016	2015	2014
	(in $ millions)
Private sector commercial banks and financial institutions	$2,184	$2,100	$2,141
State-owned commercial banks and financial institutions	571	632	466
Central banks	621	1,213	651
Sovereign debt	50	60	159
State-owned organizations	829	605	846
Private middle-market companies	296	391	487
Private corporations	2,691	3,286	3,159
Sub-Total	$7,242	$8,287	$7,909
Investment funds at fair value through profit or loss	0	53	58
Total	$7,242	$8,341	$7,966

Total Income Per Country

The following table sets forth information regarding the Bank’s total income by country at the dates indicated, with total income calculated as the sum of net interest income plus net other income – which includes fees and commissions, net, derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) per financial instrument at fair value through OCI, gain on sale of loans at amortized cost, and other income:

	For the year ended December 31,
	2016	2015	2014
	(in $ millions)
Argentina	$10.7	$9.7	$10.7
Bermuda	0.0	1.0	0.0
Brazil	37.7	44.5	47.4
Chile	3.2	2.8	7.3
Colombia	12.2	17.6	15.9
Costa Rica	9.7	7.0	7.1
Dominican Republic	4.5	3.7	1.9
Ecuador	7.6	7.4	7.6
El Salvador	2.9	2.0	2.6
Germany	3.1	4.8	0.0
Guatemala	8.7	6.8	5.3
Honduras	3.6	3.2	2.5
Jamaica	1.0	0.8	1.6
Mexico	28.3	21.1	20.0
Panama	13.9	11.6	8.5
Paraguay	4.0	4.1	3.2
Peru	11.8	12.4	16.4
Singapore	0.5	1.8	0.0
Trinidad and Tobago	2.9	1.6	1.0
Uruguay	4.5	3.4	3.8
Other countries (1)	1.6	1.5	1.3
Investment funds at FVTPL	(4.4)	5.1	3.4
Total income	$168.0	$173.9	$167.6

Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantee contracts	(35.1)	(12.8)	(10.6)
Impairment loss from ECL on investment securities	(0.0)	(5.3)	(1.0)
Operating expenses (2)	(45.8)	(51.8)	(53.6)
Profit for the year	$87.0	$104.0	$102.4

(1)	Other countries consists of total income per country in which total income did not exceed $1 million for any of the periods indicated above.
(2)	Total operating expenses includes the following expense line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”

The above table provides a reconciliation of total income by country defined above to the Bank’s profit for the year. The purpose of the aforementioned table is to show total income, as it is presentend in the Bank’s Consolidated Financial Statements, before expenses generated from the Bank’s Commercial and Treasury Business Segments, on a by-country basis. Given that the Bank’s business segments generate income not only from net interest income, but from other sources generating net other income, the Bank adds those corresponding items to net interest income to show total income earned before expenses. Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantee contracts, and impairment loss from ECL on investment securities, are not included as part of total income, as the Bank believes such items, which are based on management estimates and therefore do not necessarily constitute fully realized losses, may distort trend analysis. The Bank believes excluding such items from total income provides a more accurate indicator of the Bank’s revenue generating performance within its two business segments for each country, and thus provides a better basis for analysis of the efficiency of the Bank.

Competition

As a multinational bank, Bladex is a truly regional bank operating in 23 countries focused on trade finance with an unrivaled commitment to Latin America. The Bank possesses extensive knowledge of business practices, understanding of the risk and regulatory environments, accumulated over decades of doing business throughout the entire Region. Its network of correspondent banking institutions and access to capital markets spans the globe. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations. With its unique institutional backing, strong capitalization and prudent risk management, Bladex is recognized by counterparties in many jurisdictions as a bank with preferred creditor status. Bladex has an excellent reputational and financial track record, with strong brand name recognition in its market segment, thanks to its proven commitment to the Region, and its unique capabilities to respond effectively to clients’ needs. Bladex fosters long-term relationships with its clients: 67% of the client base has been with the Bank for more than three years, 33% for more than six years.

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from international banks, the majority of which are European North American, or Asian, as well as Latin American regional banks, in making loans and providing fee-generating services. The Bank competes in its lending and deposit-taking activities with other banks and international financial institutions, many of which have greater financial resources, enjoy access to less expensive funding and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

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

Supervision and Regulation

General

The Superintendency regulates, supervises and examines the Bank on a consolidated basis. The New York Agency is regulated, supervised and examined by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve Board” or “Federal Reserve”). The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Bank is subject to regulations in each jurisdiction in which the Bank has a physical presence.

The Superintendency of Banks has signed and executed agreements or letters of understanding with 26 foreign supervisory authorities for the sharing of supervisory information under the principles of reciprocity, appropriateness, national agreement, and confidentiality. These 26 entities include the Federal Reserve, the Office of the Comptroller of the Currency of the Treasury Department or the OCC, the Federal Deposit Insurance Corporation and the Office of the Thrift Supervision. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

General License Banks must have paid-in capital of not less than $10 million. Additionally, a minimum total capital of 8% of total risk-weighted assets and irrevocable contingencies pending disbursement must be maintained, the latter understood as being disbursements that the bank can not unilaterally halt or terminate, and a primary ordinary capital equal to or greater than 4.5% of risk-weighted assets and irrevocable contingencies pending disbursement. In addition, total primary capital may not be less than 6% of the bank’s risk-weighted assets and irrevocable contingencies pending disbursement. A transitory adjustment period established by the Superintendency entered into effect on July 1, 2016 with above minimum requirements fully in place by January, 2019. The Superintendency is authorized to take into account market risks, operational risks and country risks, among others, to evaluate capital adequacy. In addition, the Superintendency is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (such as the standards set by the Basel Committee) become more stringent.

General License Banks are required to maintain 30% of their global deposits in liquid assets of the type prescribed by the Superintendency (which include short-term loans to other banks and other liquid assets). Under the Banking Law, deposits from central banks and other similar depositories of the international reserves of sovereign states are exempted from attachment or seizure proceedings.

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

The Superintendency of Banks may authorize the total or partial exclusion of loans or credits from the computation of these limitations in cases of unsecured loans and other credits granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, which is the case of this Bank. This authorization is subject to the following conditions: (1) the ownership of shares in the debtor bank–directly or indirectly–by the shared director or shared officer, may not exceed 5% of the bank’s capital, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (2) the ownership of shares in the creditor bank–directly or indirectly–by the debtor bank represented in any manner by the shared director or shared officer, may not exceed 5% of the shares outstanding of the creditor bank, or may not amount to any sum that would ensure his or her majority control over the decisions of the bank; (3) the shared director or shared officer must abstain from participating in the deliberations and in the voting process regarding the loan or credit request; and (4) the loan or credit must strictly comply with customary standards of discretion set by the grantor bank’s credit policy. The Superintendency will determine the amount of the exclusion in the case of each loan or credit submitted for its consideration.

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

In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including (1) a requirement that a bank must notify the Superintendency before opening or closing a branch or office in Panama and obtain approval from the Superintendency before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to perform external audit duties for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency within 7 days of such designation, (4) a requirement that a bank obtain prior approval from the Superintendency of the rating agency it wishes to hire to perform the risk analysis and rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, and (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

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

Panamanian laws and regulations governing Anti Money Laundering, Terrorism Finance and the Prevention of the Proliferation of Weapons of Mass Destruction

In Panama, all banks and trust corporations must take necessary measures to prevent their operations and/or transactions from being used to commit the felony of money laundering, terrorism financing, proliferation of weapons of mass destruction or any other illegal activity, as contemplated in the applicable laws and regulations.

United States Law

The Bank operates a New York state-licensed agency in White Plains, New York (New York Agency) and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings, which is not engaged in banking activities.

The U.S. banking industry is highly regulated under federal and state law. These regulations affect the operations of the Bank in the United States. Set forth below is a brief description of the bank regulatory framework that is or will be applicable to the New York Agency. This description is not intended to describe all laws and regulations applicable to the New York Agency. Banking statues, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies, including changes in how they are interpreted or implemented, could have a material adverse impact on the New York Agency and its operations. In addition to laws and regulations, state and federal bank regulatory agencies (including the U.S. Federal Reserve Board) may issue policy statements, interpretive letters and similar written guidance applicable to the New York Agency (including the Bank). These issuances also may affect the conduct of the New York Agency’s business or impose additional regulatory obligations. The brief description below is qualified in its entirety by reference to the full text of the statues, regulations, policies, interpretive letters and other written guidance that are described.

U.S. Federal Law

In addition to being subject to New York state laws and regulations, the New York Agency is subject to federal regulations, primarily under the International Banking Act of 1978, as amended (“IBA”). The New York Agency is subject to examination and supervision by the U.S. Federal Reserve Board. The IBA generally extends federal banking supervision and regulation to the U.S. offices of foreign banks and to the foreign bank itself. Under the IBA, the U.S. branches and agencies of foreign banks, including the New York Agency, are subject to reserve requirements on certain deposits. At present, the New York Agency has no deposits subject to such requirements. The New York Agency also is subject to reporting and examination requirements imposed by the U.S. Federal Reserve Board similar to those imposed on domestic banks that are members of the U.S. Federal Reserve System. The Foreign Bank Supervision Enhancement Act of 1991 (the “FBSEA”), amended the IBA to enhance the authority of the U.S. Federal Reserve Board to supervise the operations of foreign banks in the United States. In particular, the FBSEA expanded the U.S. Federal Reserve Board’s authority to regulate the entry of foreign banks into the United States, supervise their ongoing operations, conduct and coordinate examinations of their U.S. offices with state banking authorities, and terminate their activities in the United States for violations of law or for unsafe or unsound banking practices.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Bank Holding Company Act of 1956 (the “BHCA”), because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Among other limitations, the provisions of the BHCA include the so-called "Volcker Rule," which may restrict proprietary trading activities conducted by Bladex and its affiliates with U.S. clients or counterparties, as well as certain private funds-related activities with US nexus. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company.” The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has a subsidiary in the United States, Bladex Holdings, a wholly-owned corporation incorporated under Delaware law that is not presently engaged in any activity.

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

New York State Law

The New York Agency, established in 1989, is licensed by the Superintendent of Financial Services of the State of New York (the “Superintendent”), under the New York Banking Law. The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the Federal Reserve Board. The New York Agency is examined by the Department of Financial Services and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, subject to certain exceptions (including with respect to capital requirements and deposit-taking activities.

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2016, the New York Agency maintained a pledge deposit with a carrying value of $2.8 million with the New York State Department of Financial Services, above the minimum required amount.

In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.

The New York Banking Law generally limits the amount of loans to any one person to 15% of the capital, surplus fund and undivided profits of a bank. For foreign bank agencies, the lending limits are based on the capital of the foreign bank and not that of the agency.

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

U.S. Anti-Money Laundering Laws

U.S. anti-money laundering laws, including the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970, as amended (commonly known as the “Bank Secrecy Act”), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), impose significant compliance and due diligence obligations, on financial institutions doing business in the United States, including, among other things, requiring these financial institutions to maintain appropriate records, file certain reports involving currency transactions, conduct certain due diligence with respect to their customers and establish anti-money laundering compliance programs designed to detect and report suspicious or unusual activity. The New York Agency is a “financial institution” for these purposes. The failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal, reputational, and financial consequences for such institution. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliane in all material respects with these laws and their implementing regulations.

U.S. Economic or Financial Sanctions, Requirements or Trade Embargoes

The economic or financial sanctions, requirements or trade embargoes (collectively, the “Sanctions”) imposed, administered or enforced from time to time by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other U.S. governmental authorities, require all U.S. persons, including U.S. branches or agencies of foreign banks operating in the U.S. (such as the New York Agency) to comply with these sanctions, and require U.S. financial institutions to block accounts and other property of, or reject unlicensed trade and financial transactions with specified countries, entities, and individuals. Failure to comply with applicable Sanctions can have serious legal, reputational and financial consequences for an institution subject to these requirements and Sanctions, in general, may have a direct or indirect adverse impact on the business or operations of parties that engage in trade finance or international commerce. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with applicable Sanctions.

Other U.S. Laws/Regulations

The New York Agency’s operations are also subject to federal or state laws and regulations applicable to financial institutions which relate to credit transactions and financial privacy. These laws, include, without limitation, the following:

•	State usury laws and federal laws concerning interest rates and other charges collected or contracted for by the New York Agency;
•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and
•	Rules and regulations of the various state and federal agencies charged with the responsibility of implementing such state or federal laws.

Seasonality

The Bank’s business is not materially affected by seasonality.

C.	Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.	Property, Plant and Equipment

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

In addition, the Bank leases office space for its representative offices in Mexico City and Monterrey (in connection with the former representative office), Mexico; Buenos Aires, Argentina; Lima, Peru; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in White Plains, New York.

See Item 18, “Financial Statements” notes 1, 3.11, 7 and 25.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” Consolidated financia position as of December 31, 2014 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year 2015 filed with the SEC on April 29, 2016. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below, have been prepared in accordance with IFRS.

Nature of Earnings

The Bank derives income from net interest income and net other income, which includes fees and commissions, net, derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) per financial instrument at fair value through OCI, gain on sale of loans at amortized cost, and other income. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest expense the Bank pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit, guarantees, and credit commitments, and through loan structuring and syndication activities, while other loan intermediation activities, such as sales in the secondary market and distribution in the primary market are registered as gain on sale of loans at amortized cost.

A.	Operating Results

The following table summarizes changes in components of the Bank’s profit for the year and performance for the periods indicated. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016	2015	2014
	(in $ thousands, except per share amounts and percentages)
Interest income	$245,898	$220,312	$212,898
Interest expense	90,689	74,833	71,562
Net interest income	155,209	145,479	141,336
Other income:
Fees and commissions, net	14,306	19,200	17,502
Derivative financial instruments and foreign currency exchange	(486)	(23)	208
Gain (Loss) per financial instrument at fair value through profit or loss – other financial instruments	1,481	645	(393)
(Loss) Gain per financial instrument at fair value through profit or loss – investment funds (1)	(4,364)	5,086	2,754
(Loss) Gain per financial instrument at fair value through OCI	(356)	363	1,871
Gain on sale of loans at amortized cost	806	1,505	2,546
Other income	1,378	1,603	1,786
Net other income	12,765	28,379	26,274
Total income	167,974	173,858	167,610
Expenses:
Impairment loss from expected credit losses on loans at amortized cost	34,760	17,248	6,782
Impairment loss from expected credit losses on investment securities	3	5,290	1,030
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	352	(4,448)	3,819
Operating expenses:
Salaries and other employee expenses	25,196	30,435	31,566
Depreciation of equipment and leasehold improvements	1,457	1,371	1,545
Amortization of intangible assets	629	596	942
Other expenses	18,532	19,382	19,560
Total operating expenses (2)	45,814	51,784	53,613
Total expenses	80,929	69,874	65,244
Profit for the year	$87,045	$103,984	$102,366
Basic earnings per share	$2.23	$2.67	$2.65
Diluted earnings per share	2.22	$2.66	$2.63
Weighted average basic shares	39,085	38,925	38,693
Weighted average diluted shares	39,210	39,113	38,882
Return on average total assets (3)	1.16%	1.32%	1.35%
Return on average total stockholders’ equity (4)	8.76%	10.95%	11.45%

(1)	Net gain (loss) on investment funds recorded as gain (loss) on financial instruments at fair value through profit or loss. See Item 18, “Financial Statements,” note 22.
(2)	Operating expenses, which are presented as part of total expenses in the Bank’s consolidated statements of profit or loss, does not include the effects of impairment loss or recovery from expected credit losses on loans at amortized cost, investment securities, and loan commitments and financial guarantee contracts, as the Bank believes such items, which are based on management estimates and are related to the expected credit losses of the Bank’s Credit Portfolio, may distort trend analysis. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”
(3)	Average total assets calculated on the basis of unaudited average balances.
(4)	Average total stockholders’ equity calculated on the basis of unaudited average balances.

Profit for the year

The Bank’s profit for the year 2016 totaled $87.0 million, compared to $104.0 million in 2015. The $16.9 million, or 16%, decrease was primarily attributable to: (i) higher impairment loss from ECL on loans totaling $34.8 million, compared to $17.2 million in 2015, as the Bank recorded individually assessed lifetime ECL for certain exposures with increased credit risk undergoing restructuring and recovery efforts, along with (ii) a $9.5 million adverse swing in non-core trading results from the Bank’s former participation in the investment funds, with a $4.4 million loss recorded in 2016 compared to a $5.1 million gain in 2015, and (iii) a $4.9 million year-over-year decrease in fees and commissions, mainly due to reduced activity in letters of credit, financial guarantees and credit commitments, as well as slightly lower fees from the loan structuring and syndication business in the context of a significant volume decrease in the relevant Latin American debt capital markets during the year. These factors were partially compensated by (i) higher net interest income (which increased by $9.7 million, or 7%) mostly driven by increased financial margins (net interest margin increased by 24 basis points) that helped offset the effect of reduced average loan balances (which decreased by 4% year-over-year), primarily from the Bank’s efforts to reduce certain country, industry and client risk concentrations, and (ii) a $6.0 million, or 12%, decrease in operating expenses from both lower performance-based variable compensation expense and cost saving activities in other expense categories.

Profit for the year 2015 amounted to $104.0 million, an increase of $1.6 million or 2%, compared to $102.4 million in 2014. This increase was driven by the Bank’s core business activities, with growth in average Commercial Portfolio balances resulting in an increase in net interest income, higher fees and commissions, and lower operating expenses, while maintaining robust asset quality, partially offset by higher allowance and impairment loss for ECL on loans and investment securities. These factors were complemented by a positive trend in non-core results from the Bank’s participation in investment funds which contributed trading gains of $5.1 million for the year 2015 compared to $2.8 million for the year ended December 31, 2014.

Business Segment Analysis

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury.

The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

The Bank’s net interest income represents the main driver of profits for the year. Interest income is generated by interest-earning assets which include loans at amortized cost, financial instruments at FVTPL, securities at FVOCI and securities at amortized cost. Interest expense is allocated to interest-earning assets on a matched-funded basis, net of risk adjusted capital allocated by business segment. The operating expense allocation methodology assigns overhead expenses based on resource consumption by business segment. The following table summarizes the Bank’s profits, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2016	2015	2014
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$140,375	$127,161	$122,422
Net other income	16,333	21,492	21,068
Total income	156,708	148,653	143,490
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(35,112)	(12,800)	(10,601)
Operating expenses (1)	(34,598)	(40,429)	(42,752)
Profit for the year	$86,998	$95,424	$90,137

TREASURY:
Net interest income	$14,834	$18,318	$18,914
Net other income	(3,568)	6,887	5,206
Total income	11,266	25,205	24,120
Impairment loss from expected credit losses on investment securities	(3)	(5,290)	(1,030)
Operating expenses (1)	(11,216)	(11,355)	(10,860)
Profit for the year	$47	$8,560	$12,230

COMBINED BUSINESS SEGMENT TOTAL:
Net interest income	$155,209	$145,479	$141,336
Net other income	12,765	28,379	26,274
Total income	167,974	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(35,112)	(12,800)	(10,601)
Impairment loss from expected credit losses on investment securities	(3)	(5,290)	(1,030)
Operating expenses (1)	(45,814)	(51,784)	(53,613)
Profit for the year	$87,045	$103,984	$102,366

(1)	Total operating expenses includes the following expense line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses. Operating expenses, which are presented as part of total expenses in the Bank’s consolidated statements of profit or loss, does not include the effects of impairment loss or recovery from expected credit losses on loans at amortized cost, investment securities, and loan commitments and financial guarantee contracts, as the Bank believes such items, which are based on management estimates and are related to the expected credit losses of the Bank’s Credit Portfolio, may distort trend analysis. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”

For further information on the Bank’s operations by business segment, see Item 18, “Financial Statements,” note 17.

The Commercial Business Segment

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. See Item 4. “Information on the Company – Business Overview – Commercial Portfolio”. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

Year 2016 vs. Year 2015

The Commercial Business Segment’s profit for the year 2016 reached $87.0 million, an $8.4 million, or 9%, decrease compared to $95.4 million in 2015, mainly as a result of provision for higher impairment losses from ECL totaling $35.1 million, compared to $12.8 million in 2015, mainly associated with individually assessed lifetime ECL on certain exposures undergoing restructuring and recovery efforts. To a lesser extent, profits for the Commercial Business Segment were also impacted by a $5.2 million decrease in net other income, mainly due to lower fees and commissions from lesser activity in letters of credit, financial guarantees and credit commitments. These factors were partially offset by: (i) a $13.2 million, or 10%, increase in net interest income driven by higher net lending rates, which compensated for the effects of lower average lending balances (which decreased by 4% year-over-year), and (ii) a $5.8 million, or 14%, decrease in operating expenses mostly from lower performance-based variable compensation expense and cost savings in other expense categories.

As of December 31, 2016, the Commercial Portfolio stood at $6.4 billion, a $0.7 billion, or 10%, decrease compared to $7.2 billion as of December 31, 2015, as the Bank reduced certain country, industry and client risk concentrations in response to unfavorable market conditions affecting these markets, and instead focused on expanding its short-term trade finance exposures, with favorable risk-adjusted returns. The most significant portfolio reduction was in regard to credit exposures in Brazil. Efforts to reduce concentration in that market commenced several years ago, and continued throughout 2016 with a $0.5 billion portfolio reduction reducing its weight to 18% of the total Commercial Portfolio, at year-end 2016, compared to 23% at year-end 2015, and compared to a peak of 47% in 2008. Consequently, average Commercial Portfolio balances amounted to $6.8 billion in 2016, a $0.3 billion, or 5%, decrease year-over-year, compared to $7.1 billion in 2015.

As of December 31, 2016, 77%, of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 72% as of December 31, 2015. Trade finance operations represented 66% of the Bank’s Commercial Portfolio, compared to 56% as of December 31, 2015, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The Commercial Business Segment’s asset quality and portfolio risk profile remained sound as of December 31, 2016, with a 1.09% ratio of non-performing loans to total Loan Portfolio and a 1.73% coverage ratio of total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to total Commercial Portfolio, compared to 0.78% and 1.33%, respectively as of December 31, 2015.

Year 2015 vs. Year 2014

The Commercial Business Segment’s profit for the year reached $95.4 million in 2015, a $5.3 million, or 6%, increase compared to $90.1 million in 2014, as a result of: (i) a $5.2 million, or 4%, increase in total income, mostly attributable to higher average Loan Portfolio balances (which increased by 4%) which resulted in a $4.7 million, or 4%, increase in net interest income, a $0.4 million, or 2%, increase in net other income from higher commissions from loan commitments and guarantees as well as higher fees from loan structuring and syndication activities, which was partially offset by lower gains on the sale of loans due to decreased loan distribution activity in the secondary market, and (ii) a $2.3 million, or 5%, decrease in operating expenses, which was partially offset by (iii) a $2.2 million increase in impairment loss from expected losses on loans at amortized cost, loan commitments and financial guarantee contracts.

As of December 31, 2015, the Commercial Portfolio stood at $7.2 billion, the same level as the prior year, as the Bank focused on increasing profitability through selective exposures to maintain credit quality balance growth. Average Commercial Portfolio balances for 2015 amounted to $7.1 billion, resulting in a $0.2 billion, or 3%, increase year-over-year, compared to an average Commercial Portfolio balance of $6.9 billion for the year 2014, mainly attributable to higher business demand from the Bank’s client base of financial institutions (which increased by 10%), and corporations (which increased by 2%).

The Commercial Portfolio continued to be short-term and trade-related in nature, with 72% of the Commercial Portfolio scheduled to mature within one year, as of December 31, 2015, and 2014. Trade financing operations represented 56% of the Commercial Portfolio, as of December 31, 2015, and 2014, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The Commercial Business Segment’s asset quality and portfolio risk profile remained sound with a 0.78% ratio of non-performing loans to total Loan Portfolio and a credit reserve coverage of 1.33% (allowance for ECL on loans and loan commitments and financial guarantee contracts to Commercial Portfolio) as of December 31, 2015, compared to 0.06% and 1.22%, respectively as of December 31, 2014.

The Treasury Business Segment

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of financial instruments at FVTPL, financial instruments at FVOCI, and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding, mainly deposits, Repos, and short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. Until the Bank’s exit from its participation in investment funds in the first half 2016, the Treasury Business Segment also incorporated the Bank’s non-core results from its participation, which were shown in the other income line item “gain (loss) per financial instruments at fair value through profit or loss”.

Year 2016 vs. Year 2015

The Treasury Business Segment reported a marginal profit of $47 thousand for the year 2016, compared to $8.6 million in 2015, a decrease mostly attributable to the $9.5 million adverse swing in non-core results from the Bank’s former participation in investment funds, with a $4.4 million loss recorded in 2016 compared to a $5.1 million gain in 2015. The Bank´s reduced holdings in its investment securities portfolio mainly accounted for a $3.5 million reduction in the Segment’s net interest income, which was compensated by a year-over-year reduction of impairment losses from ECL on investment securities, as the Bank recorded only marginal impairment in 2016, compared to a $5.3 million impairment in 2015.

As of December 31, 2016, treasury business assets totaled $1.2 billion, a $0.4 billion, or 27%, decrease, compared to $1.6 billion as of December 31, 2015, resulting from lower cash and cash equivalents balances, investment securities and the final redemption of the participation in the investment funds. Securities held at FVOCI decreased to $31 million as of December 31, 2016, from $142 million as of December 31, 2015, as the Bank continued to decrease its holdings in that category to reduce market risk. Similarly, the portfolio of securities at amortized cost decreased to $78 million as of December 31, 2016, from $109 million as of December 31, 2015. Both securities portfolio consisted of readily-quoted Latin American securities, 90% of which represented multilateral, sovereign or state-owned risk.

On the funding side, deposit balances remained stable at $2.8 billion as of December 31, 2016, the same level from a year ago, representing 45% of total liabilities in 2016, compared to 38% of total liabilities, as of December 31, 2015. Short-term borrowings and debt, including Repos, totaled $1.5 billion as of December 31, 2016, a 42% decrease compared to $2.5 billion as of December 31, 2015, while long-term borrowings and debt decreased 6% to $1.8 billion as of December 31, 2016, from $1.9 billion as of December 31, 2015, as the Bank relied primarily on deposits to cover its short-term funding needs, in response to the shift in the lending book mix moving toward shorter tenors, while continuing to increase overall funding stability with medium and long-term funding balances, which amounted to 29% of total funding in 2016, up from 26% in 2015.

Year 2015 vs. Year 2014

The Treasury Business Segment reported profit for the year of $8.6 million in 2015, compared to profit for the year of $12.2 million in 2014, a $3.7 million, or 30%, year-over-year decrease which was mainly due to a $4.3 million increase in impairment loss from ECL on investment securities related to an asset-specific credit allowance assigned to credit impaired securities at FVOCI. Total income increased $1.1 million, or 4%, to reach $25.2 million in 2015, as a result of a $1.7 million, or 32%, increase in net other income mainly driven by improved performance from the Bank’s participation in investment funds which was partially offset by a $0.6 million, or 3%, decrease in net interest income from lower average balances of investment securities, while average funding costs remained relatively stable at 1.08%.

The Bank’s liquid assets totaled $1.3 billion as of December 31, 2015, compared to $0.7 billion as of December 31, 2014, in line with the Bank’s long-standing approach to prudent and active liquidity management as the Region´s macroeconomic conditions deteriorated. As of December 31, 2015 and 2014, the liquid assets to total assets ratio was 15.3%, and 9.2%, respectively, while the liquid assets to total deposits ratio was 45.3%, and 29.6%, respectively.

The securities at FVOCI totaled $142 million at December 31, 2015, compared to $339 million as of December 31, 2014, as the Bank continued to reduce its holdings. The portfolio of securities at amortized cost stood at $108 million as of December 31, 2015, compared to $55 million as of December 31, 2014. Both securities portfolios consisted of readily-quoted Latin American securities, 66% of which represented multilateral, sovereign or state-owned risk.

Bladex’s participation in investment funds, reported as securities at FVTPL, amounted to $53 million, representing a share of 47.7% as of December 31, 2015, compared to $58 million and 49.6%, respectively as of the end of year December 31, 2014.

On the funding side, deposit balances stood at $2.8 billion as of December 31, 2015, representing 38% of total liabilities, a $0.3 billion, or 4%, increase compared to $2.5 billion, or 35% of total liabilities, as of December 31, 2014. Short-term borrowings and debt, including Repos, totaled $2.5 billion as of December 31, 2015, resulting in a 15% year-over-year decrease, while long-term borrowings and debt totaled $1.9 billion as of December 31, 2015, up 34% year-over-year, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2016	2015	2014
	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$140.4	$127.2	$122.4
Treasury	14.8	18.3	18.9
Total Net Interest Income	$155.2	$145.5	$141.3
Net interest margin	2.08%	1.84%	1.88%
Net interest spread	1.84%	1.68%	1.72%

Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and stockholders’ equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Average balances have been computed on the basis of consolidated average balances:

	For the Year ended December 31,
	2016			2015			2014
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$845	$4.5	0.52%	$819	$2.1	0.25%	$639	$1.5	0.24%
Financial instruments at FVTPL	16	0.0	0.00%	56	0.0	0.00%	59	0.0	0.00%
Financial instruments at FVOCI (1)	98	2.2	2.27%	253	6.0	2.35%	347	8.1	2.30%
Securities at amortized cost (2)	99	2.8	2.75%	83	2.4	2.83%	42	1.1	2.69%
Loans at amortized cost, net of unearned interest	6,421	236.4	3.62%	6,688	209.9	3.09%	6,441	202.1	3.09%
Total interest-earning assets	$7,479	$245.9	3.23%	$7,899	$220.3	2.75%	$7,528	$212.9	2.79%
Non-interest-earning assets	72			69			88
Allowance for ECL on loans at amortized cost	(96)			(83)			(72)
Other assets	24			16			11
Total Assets	$7,479			$7,901			$7,555
Interest-Bearing Liabilities
Demand deposits	$173	$0.5	0.33%	$142	$0.2	0.12%	$89	$0.1	0.07%
Time deposits	2,907	19.6	0.66%	2,655	11.6	0.43%	2,634	11.2	0.42%
Deposits (3)	3,080	20.1	0.64%	2,797	11.8	0.42%	2,723	11.3	0.41%
Securities sold under repurchase agreements and short-term borrowings and debt	1,449	16.5	1.12%	2,484	23.0	0.91%	2,472	23.9	0.95%
Long-term borrowings and debt, net (4)	1,874	54.0	2.84%	1,584	40.0	2.49%	1,383	36.4	2.60%
Total interest-bearing liabilities	$6,403	$90.7	1.39%	$6,865	$74.8	1.08%	$6,578	$71.6	1.07%
Non-interest bearing liabilities and other liabilities	83			86			83
Total Liabilities	$6,486			$6,952			$6,661
Total Stockholders’ equity	993			949			894
Total Liabilities and Stockholders’ Equity	$7,479			$7,901			$7,555
Net interest spread			1.84%			1.68%			1.72%
Net interest income and net interest margin		$155.2	2.08%		$145.5	1.84%		$141.3	1.88%

(1)	The financial instruments at FVOCI are non-taxable securities and the average yield using cost-based average balances, would have been 2.31%, 2.42%, and 2.43%, for 2016, 2015 and 2014, respectively.
(2)	The securities at amortized cost are non-taxable securities and the average yield using cost-based average balances, would have been 2.93%, 2.92%, and 2.69%, for 2016, 2015 and 2014, respectively.
(3)	The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.
(4)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2016 compared to 2015. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented.

	2016 vs. 2015			2015 vs. 2014
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$141	$2,281	$2,422	$450	$55	$505
Investment securities	(3,540)	170	(3,370)	(1,332)	479	(853)
Loans at amortized cost, net of unearned interest	(10,262)	36,796	26,534	7,636	126	7,762
Total increase (decrease)	$(13,661)	$39,247	$25,586	$6,754	$660	$7,414
Increase (decrease) in interest expense
Deposits	(1,867)	(6,477)	(8,344)	(311)	(230)	(541)
Securities sold under repurchase agreement and short-term borrowings and debt	11,789	(5,313)	6,476	(122)	1,008	886
Long-term borrowings and debt, net	(8,439)	(5,549)	(13,988)	(5,059)	1,443	(3,616)
Total increase (decrease)	$1,483	$(17,339)	$(15,856)	$(5,492)	$2,221	$(3,271)
Increase (decrease) in net interest income	$(12,178)	$21,908	$9,730	$1,262	$2,881	$4,143

(*)	Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income and Net Interest Margin Variation

2016 vs. 2015

For the year ended December 31, 2016, the Bank’s net interest income reached $155.2 million, compared to $145.5 million during the year ended December 31, 2015. The $9.7 million, or 7%, increase in net interest income was mainly driven by a 24 basis point increase in net interest margin to reach 2.08% in 2016, compared to 1.84% in 2015, as higher net lending spreads and the overall effect of increased market rates overcompensated the effects of lower average interest-earning asset balances, from the Bank’s efforts to reduce lending and investment portfolio risk concentrations.

2015 vs. 2014

For the year ended December 31, 2015, the Bank’s net interest income reached $145.5 million, compared to $141.3 million during the year ended December 31, 2014. The $4.2 million, or 3%, increase in net interest income was mainly driven by higher average balances of the Bank’s Loan Portfolio (which increased by 4%) and lower average rates on short- and long-term borrowings and debt, both of which were partially offset mainly by higher average balances on the Bank’s long-term borrowings and debt (which increased by 14%).

Net interest margin stood at 1.84% for the year ended December 31, 2015 compared to 1.88% for the year ended December 31, 2014. The 0.04% decrease in net interest margin was mainly attributable to lower yield on interest-earning assets, mainly due to increased average liquidity balances (which increased by 28%) carrying a 0.25% average interest rate reflecting its low risk level, while Loan Portfolio rates remained stable at 3.09%, and funding costs increased marginally to 1.08% in 2015 compared to 1.07% in 2014.

Fees and Commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2016	2015	2014
	(in $ thousands)
Loans & commitments, net	$1,126	$2,988	$2,118
Letters of credit	7,458	9,332	9,275
Arrangements	5,722	6,880	6,109
Fees and commissions, net	$14,306	$19,200	$17,502

Fees and commissions amounted to $14.3 million for the year ended December 31, 2016, compared to $19.2 million for the year ended December 31, 2015. The $4.9 million, or 25%, decrease was primarily driven by lower business activity in letters of credit, loan commitments and other financial guarantee contracts, while commissions from the syndication business in the primary market were slightly lower, with an increased number of completed transactions despite overall volumes in the relevant Latin American debt capital markets suffering significant decreases.

During the year ended December 31, 2015, fees and commissions amounted to $19.2 million, compared to $17.5 million for the year ended December 31, 2014. The $1.7 million, or 10%, increase was primarily driven by higher commissions from loan commitments and guarantees and increased loan structuring and syndication arrangements (with seven transactions led and executed in 2015).

For more information, see Item 18, “Financial Statements,” notes 3.10, and 21.

Derivative Financial Instruments and Foreign Currency Exchange

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various funding programs.

The Bank recorded a net loss of $0.5 million in 2016, compared to a nearly break-even result in 2015 (a net loss of $23 thousand), in derivative financial instruments and foreign currency exchange held for risk management hedging purposes.

The Bank recorded nearly break-even results in derivative financial instruments and foreign currency exchange in 2015, compared to net gain of $0.2 million in 2014.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 3.7 and 5.7.

(Loss) Gain per financial instrument at fair value through profit or loss

During the year ended December 31, 2016, the Bank recorded a net loss per financial instrument at FVTPL of $2.9 million, compared to a net gain of $5.7 million in the year ended December 31, 2015, mostly related to a swing in non-core trading results from the Bank’s former participation in the investment funds, which recorded a $4.4 million loss in 2016 compared to a $5.1 million gain in 2015, partialy offset by a $0.8 million increase in gains on financial liabilities at FVTPL.

Gains per financial instrument at FVTPL totaled $5.7 million in the year ended December 31, 2015, compared to $2.4 million in the year ended December 31, 2014, which were primarily related to improved performance of trading activities from the Bank’s former participation in the investment funds.

For additional information, see Item 18, “Financial Statements,” notes 3.3.5, 5.1, 5.2, 18 and 22.

(Loss) Gain per financial instrument at fair value through OCI

The Bank purchases debt instruments with the intention of selling them prior to maturity.  These debt instruments are classified as financial instruments at FVOCI and are included as part of the Bank’s Credit Portfolio.

The Bank recorded a net loss per financial instrument at FVOCI of $0.4 million for the year ended December 31, 2016, compared to gains of $0.4 million and $1.9 million for the years ended December 31, 2015 and 2014, respectively, primarily related to the sale of $103 million of its holdings, as the Bank continued its effort to reduce its investment portfolio exposure.

For additional information, see Item 18, “Financial Statements,” notes 3.3.6 and 5.3.

Gain on Sale of Loans at amortized cost

The net gain on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets.

During the years ended December 31, 2016, 2015 and 2014, the Bank sold loans with a book value of $235 million, $367 million and $762 million, respectively, generating net gains on the sale of loans of $0.8 million, $1.5 million and $2.5 million, respectively. The lower levels of loan distribution business compared to previous years relates to decreased activity in the secondary markets as the Region and the world have experienced heightened volatility and an increased risk profile in recent years.

Impairment Loss from ECL on Loans at Amortized Cost

	For the year ended December 31,
	2016	2015	2014
	(in $ millions)
Impairment loss from ECL on credit-impaired loans (lifetime ECL)	33.0	24.2	1.6
Impairment loss (recovery) from ECL on performing loans (lifetime ECL)	32.0	(28.7)	0.0
(Recovery) Impairment loss from ECL on performing loans (12-month ECL)	(30.2)	21.7	5.2
Impairment loss from ECL on loans at amortized cost	$34.8	$17.2	$6.8

For the year ended December 31, 2016, the impairment loss from ECL on loans at amortized cost amounted to $34.8 million, which was mainly attributable to higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and non-performing loans (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and the shift in the overall portfolio mix toward shorter-term trade exposures.

The impairment loss from ECL on loans at amortized cost amounted to $17.2 million for the year ended December 31, 2015, which was mainly the result of a $24.2 million asset-specific credit allowance assigned to non-performing loans, which totaled $52 million (or 0.78% of the Loan Portfolio) at December 31, 2015. This impairment loss was partly offset by a $7.0 million net recovery from ECL on performing loans (calculated on a collective assessment basis), as a reflection of changes in the composition of the Bank’s Loan Portfolio and its impact in the Bank’s reserve model, while Loan Portfolio outstanding balances remaining relatively unchanged year-over-year at $6.7 billion at December 31, 2015.

For the year ended December 31, 2014, the impairment loss from ECL on loans at amortized cost amounted to $6.8 million, mainly attributable to increased credit allowance on performing loans (calculated on a collective assessment basis) for $5.2 million – mostly resulting from the Bank’s Loan Portfolio growth during 2014 (which increased by $538 million, or 9%). In addition, $1.6 million impairment loss on asset-specific credit allowances was assigned to non-performing loans – which totaled $4.0 million (or 0.06% of the Loan Portfolio) at December 31, 2014.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.5, 3.6 and 5.6.

Impairment Loss from ECL on Investment Securities

For the year ended December 31, 2016, the Bank recorded a minimal impairment loss from ECL on investment securities of $3 thousand, as the Bank continued to reduce its outstanding balances in the Investment Portfolio (which decreased by $142 million year-over-year).

The Bank recorded a $5.3 million impairment loss from ECL on investment securities for the year ended December 31, 2015, mainly from a $6.7 million asset-specific credit allowance assigned to credit impaired securities at FVOCI, with a fair value of $1.6 million at December 31, 2015. This impairment loss was partly offset by a $1.4 million impairment gain from ECL on performing securities at FVOCI and at amortized cost (calculated on a collective assessment basis), mainly as a reflection of reduced outstanding balances in the Investment Portfolio at December 31, 2015 (which decreased by $144 million year-over-year).

The $1.0 million of impairment loss from ECL on securities for the year 2014 was the result of increased credit allowance on performing securities (calculated on a collective assessment basis) mainly due to higher Investment Portfolio balances during 2014 (which increased by $26 million).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.6, 5.3 and 5.4

Impairment Loss (Recovery) from ECL on Loan Commitments and Financial Guarantee Contracts

Fort the year ended December 31, 2016, the Bank recorded a $0.4 million impairment loss from ECL on loan commitments and financial guarantee contracts, mostly due to a $2.1 million increase in credit allowance required for Stage 2 performing loan commitments and financial guarantee contracts, which was partly offset by a $1.8 million recovery from ECL collectively assessed as a result of lower overall end-of-period loan commitments and financial guarantee contracts volumes, mainly from credit commitments.

The Bank recorded a $4.4 million recovery from ECL on loan commitments and financial guarantee contracts for the year ended December 31, 2015, as a result of lower credit allowance on performing loan commitments and financial guarantee contracts (calculated on a collective assessment basis), mostly driven by lower outstanding balances on confirmed letters of credits (which decreased by $39 million) and customers’ liabilities under acceptances (which decreased by $99 million), together with changes in the risk profile of the Bank’s loan commitments and financial guarantee contracts portfolio composition.

The $3.8 million of impairment loss from ECL on loan commitments and financial guarantee contracts for the year ended December 31, 2014 was mainly due to the change in composition of performing loan commitments and financial guarantee contracts exposures, and its impact in the Bank’s reserve model (calculated on a collective assessment basis).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.6 and 6.

Operating Expenses

Total operating expenses includes the following expense line items of the consolidated statements of profit or loss:

	For the Year Ended December 31,
	2016	2015	2014
	(in $ thousands)
Salaries and other employee expenses	$25,196	$30,435	$31,566
Depreciation of equipment and leasehold improvements	1,457	1,371	1,545
Amortization of intangible assets	629	596	942
Other expenses	18,532	19,382	19,560
Total operating expenses	$45,814	$51,784	$53,613

Operating expenses, which are presented as part of total expenses in the Bank’s consolidated statements of profit or loss, do not include the effects of impairment loss or recovery from expected credit losses on loans at amortized cost, investment securities, and loan commitments and financial guarantee contracts, as the Bank believes such items, which are based on management estimates and are related to the expected credit losses of the Bank’s Credit Portfolio, may distort trend analysis. Thus, the Bank believes excluding such items from expenses provides a more accurate indicator of the Bank’s administrative and general expenses, and thus provides a better basis for analysis of the efficiency of the Bank and helps facilitate comparisons between periods. However, operating expenses should not be considered a substitute for, or superior to, financial measures calculated differently on an IFRS basis. Furthermore, operating expenses may be calculated differently by other companies in the financial industry.

The Bank’s operating expenses totaled $45.8 million for the year ended December 31, 2016, compared to $51.8 million operating expenses for the year ended December 31, 2015. The $6.0 million, or 12%, decrease year-over-year was mainly attributable to lower performance-based variable compensation expense, and other cost savings resulting from the Bank´s continued focus on process improvements to increase efficiency.

During the year ended December 31, 2015, the Bank’s operating expenses totaled $51.8 million, compared to $53.6 million for the year ended December 31, 2014. The $1.8 million, or 3%, decrease in operating expenses year-over-year was primarily attributable to a reduction in salaries and other employee expenses (a decrease of $1.1 million) and other expenses.

For more information on salaries and other employee expenses, and other operating expenses, see Item 18, “Financial Statements”, notes 23 and 24, respectively.

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position at the dates indicated:

	As of December 31,
	2016	2015	2014
	(in $ thousands)
Assets
Cash and cash equivalents	$1,069,538	$1,299,966	$780,515
Financial instruments at fair value through profit or loss	0	53,411	57,574
Financial instruments at fair value through OCI	30,607	141,803	338,973
Securities at amortized cost, net	77,214	108,215	54,738
Loans at amortized cost	6,020,731	6,691,749	6,686,244
Less:
Allowance for expected credit losses	105,988	89,974	77,687
Unearned interest and deferred fees	7,249	9,304	8,509
Loans at amortized cost, net	5,907,494	6,592,471	6,600,048

At fair value - Derivative financial instruments used for hedging - receivable	9,352	7,400	12,324
Property and equipment, net	8,549	6,173	6,961
Intangibles, net	2,909	427	1,024
Other assets:
Customers’ liabilities under acceptances	19,387	15,100	114,018
Accrued interest receivable	44,187	45,456	48,177
Other assets	11,546	15,794	8,056
Total of other assets	75,120	76,350	170,251
Total Assets	$7,180,783	$8,286,216	$8,022,408

Liabilities and Stockholders’ Equity
Deposits	$2,802,852	$2,795,469	$2,506,694
At fair value - Derivative financial instruments used for hedging - payable	59,686	29,889	40,287
Financial liabilities at fair value through profit or loss	24	89	52
Securities sold under repurchase agreement	0	114,084	300,519
Short-term borrowings and debt	1,470,075	2,430,357	2,692,537
Long-term borrowings and debt, net	1,776,738	1,881,813	1,399,656
Other liabilities:
Acceptances outstanding	19,387	15,100	114,018
Accrued interest payable	16,603	17,716	14,855
Allowance for expected credit losses on loan commitments and financial guarantee contracts	5,776	5,424	9,873
Other liabilities	18,328	24,344	32,878
Total of other liabilities	60,094	62,584	171,624
Total Liabilities	$6,169,469	$7,314,285	$7,111,369

Stockholders’ Equity
Common stock	$279,980	$279,980	$279,980
Treasury stock	(69,176)	(73,397)	(77,627)
Additional paid-in capital in excess of assigned value of common stock	120,594	120,177	119,644
Capital reserves	95,210	95,210	95,210
Retained earnings	587,507	560,642	501,669
Accumulated other comprehensive loss	(2,801)	(10,681)	(7,837)
Total Stockholders’ Equity	$1,011,314	$971,931	$911,039
Total Liabilities and Stockholders’ Equity	$7,180,783	$8,286,216	$8,022,408

2016 vs. 2015

As of December 31, 2016, total assets amounted to $7.2 billion, a 13% decrease, compared to $8.3 billion as of December 31, 2015, mainly attributable to lower interest-earning asset balances from the Loan Portfolio, Investment Securities Portfolio and liquidity position, which are detailed as follows:

The Bank’s cash and cash equivalents, most of which consisted of actively managed liquid assets, totaled $1.1 billion as of December 31, 2016, compared to $1.3 billion as of December 31, 2015, in line with the Bank’s historical levels and the requirements for internal liquidity management limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). These liquidity guidelines ensure the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis, and complement the inherent liquidity of its short-term lending book. $0.6 billion, or 59%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, with the remainder held with other highly rated financial institutions. The liquid assets to total assets ratio amounted to 14% at the end of 2016 compared to 15% at the end of 2015, while the liquid assets to total deposits ratios were 36% and 45% at the end of 2016 and 2015, respectively.

Investment Securities Portfolio (at FVOCI and at amortized cost) decreased by $142 million, or 57%, to $108 million, or 2%, of total assets, as of December 31, 2016, from $251 million, or 3% of total assets at December 31, 2015, as the Bank continued reducing its holdings in its securities portfolios to reduce market risk, which consisted of readily-quoted Latin American securities, 90% of which represented multilateral, sovereign or state-owned risk.

Loans at amortized cost amounted to $6.0 billion as of December 31, 2016, representing 84% of the Bank’s total assets, compared to $6.7 billion, or 81% of total assets at December 31, 2015. The $671 million, or 10%, decrease was largely attributable to the Bank’s decision to reduce certain country, industry and client risk concentrations in its portfolio. The 2016 Loan Portfolio had an average remaining maturity term of 279 days, of which 76% was scheduled to mature within one year, compared to an average remaining maturity of 343 days, or 70% short-term from a year ago. Trade finance operations represented 65% of the total Loan Portfolio and the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The decrease in assets during 2016 was accompanied by a $1.1 billion, or 16%, decrease in liabilities during 2016, mostly attributable to a $1.1 billion, or 25%, overall decrease in the Bank’s interest-bearing liabilities of short- and long-term borrowings and debt, while deposit balances remained at $2.8 billion, representing 45% of total liabilities as of December 31, 2016, compared to the same level, or 38% of total liabilities from a year ago.

2015 vs. 2014

The Bank’s total assets amounted to $8,286 million as of December 31, 2015, a $264 million, or 3% increase, compared to $8,022 million as of December 31, 2014, mainly attributable to higher balances in cash and cash equivalents totaling $1.3 billion (an increase of $519 million), most of which consisted of actively managed liquid assets, as the Region’s macroeconomic conditions worsened. Loans at amortized cost (net of unearned income, deferred fees and allowance for ECL on loans) stood at $6.6 billion as of December 31, 2015, representing 80% of the Bank’s total assets, nearly unchanged from the balances as of December 31, 2014. Investment Securities Portfolio (at FVOCI and at amortized cost) representing 3% of total assets at December 31, 2015, decreased by $144 million during the year, as the Bank continued to reduce its holdings of securities. Remaining assets consisted of the Bank’s remaining investment in Investment Fund for $53 million recorded as financial instruments at FVTPL (1% of total assets) and non-interest earning assets (1% of total assets).

The 2015 Loan Portfolio had an average remaining maturity term of 343 days, of which 70% was scheduled to mature within one year. Trade financing operations represented 56% of total Loan Portfolio and the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

Liquid assets amounted to $1,267 million as of December 31, 2015, compared to $741 million as of December 31, 2014, in line with the Bank’s long-standing approach to prudent and active liquidity management and the requirements based on the Basel III LCR. $1,213 million, or 96%, of the Bank’s liquid assets were deposited at the Federal Reserve Bank of New York, with the remainder deposited at other highly rated financial institutions. Liquid assets to total assets ratio amounted to 15% at the end of 2015 compared to 9% at the end of 2014, while the liquid assets to total deposits ratio was 45% and 30% at the end of 2015 and 2014, respectively.

The increase in assets during 2015 was accompanied by a $203 million increase in liabilities, which was mainly the result of (i) a $289 million, or 12%, increase in total deposits, primarily from central banks in the Region; (ii) a $482 million, or 34%, increase in long-term borrowings and debt, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions, increasing tenors and diversifying funding sources while maintaining its total cost of funds relatively stable; partly offset by (iii) a $449 million reduction in short-term funds, including short-term borrowings and debt and Repos; and (iv) a net decrease of $119 million in non interest-bearing liabilities.

Asset Quality

The Bank believes that its fundamental asset quality is a function of its strong client base, the importance that governments and borrowers alike attribute to maintaining continued access to trade financing, its preferred creditor status, and its strict adherence to commercial criteria in its credit activities. The Bank’s management and the CPER periodically review a report of all loan delinquencies. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually involving senior management.

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

Impairment of Financial Assets

The Bank’s assets that may be subject to impairment consist mainly of loans and investment securities. For more information on impairment of loans at amortized cost, see Item 18, “Financial Statements”, Notes 3.5, 3.22 and 5.6. For information on impairment of investment securities, see Item 18, “Financial Statements,” notes 3.3.9, 3.22, 5.3 and 5.4.

The Bank considers a financial asset to be non-performing when it presents any of the following characteristics:

-	The debtor is past due for more than 90 days in any of its obligations to the Bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was past due for more than 30 days;
-	Deterioration in the financial condition of the client, or the existence of other factors with the administration to estimate the possibility that the balance of principal and interest on customer loans is not fully recovered.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

In assessing whether a borrower is non-performing, the Bank considers indicators that are qualitative and quantitative based on data developed internally and obtained from external sources. Inputs into the assessment of whether a financial instrument is non-performing and their significance may vary over time to reflect changes in circumstances.

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

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime ECL are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of ECL) and how the Bank monitors these loans that have been modified.

The Bank reviews its individually significant loans at amortized cost at each consolidated statement of financial position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident.

The collective assessment takes account of data from the Loan Portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

The Bank conducts periodic reviews for all of its securities. The Bank recognizes a loss allowance for ECL on investment securities measured at FVOCI and investment securities at amortized cost. If at the reporting date, the credit risk of these financial instruments has not increased significantly since initial recognition, the Bank will measure the loss allowance for those financial instruments at an amount equal to 12- month ECL. However, if the Bank determines that the credit risk of those financial instruments has increased significantly since initial recognition, then it measures a loss allowance at an amount equal to the lifetime ECL. If the Bank has measured a loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting year because of a significant increase in credit risk, but determines at the current reporting date that this presumption is no longer met; then it will measure the loss allowance at an amount equal to 12-month ECL at the current reporting date. The Bank recognizes in the consolidated statement of profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that is required to adjust the loss allowance to the amount that is required to be recognized at the reporting date.

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

If a security is no longer publicly traded or the entity’s credit rating is downgraded, this is not, by itself, evidence of impairment, but should be considered for impairment together with other information. A decline in the fair value of an investment security below its amortized cost is not necessarily evidence of impairment, as it may be due to an increase in market interest rates. Whether a decline in fair value below cost is considered significant or prolonged, must be assessed on an instrument-by-instrument basis and should be based on both qualitative and quantitative factors. However, the assessment of prolonged decline should not be compared to the entire period that the investment has been or is expected to be held.

The following table sets forth information regarding the Bank’s non-performing assets, and loan commitments and financial guarantee contracts at the dates indicated:

	As of December 31,
	2016	2015	2014
	(in $ millions, except percentages)
Non-performing loans	$65	$52	$4
Asset-specific allocation from the allowance for ECL on loans	35	21	3
Non-performing loans as a percentage of Loan Portfolio	1.1%	0.8%	0.1%
Non-performing loan commitments and financial guarantee contracts	0	0	0
Asset-specific allocation from the allowance for ECL on loan commitments and financial guarantee contracts	0	0	0
Non-performing loan commitments and financial guarantee contracts as a percentage of total loan commitments and financial guarantee contracts and other assets	0.0%	0.0%	0.0%
Impaired securities (par value)	0	8	0
Asset-specific allocation from the allowance for ECL on securities	0	(6)	0
Estimated fair value of impaired securities	$0	$1	$0
Impaired securities as a percentage of Investment Securities Portfolio	0.0%	0.6%	0.0%
Non-performing financial assets and loan commitments and financial guarantee contracts as a percentage of total Credit Portfolio	1.0%	0.7%	0.1%

As of the end of each reported period, the Bank did not have impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans charged-off against the allowance for ECL on loans at amortized cost by country as of the dates indicated:

	As of December 31,
	2016	%	2015	%	2014	%
	(in $ millions, except percentages)
Brazil	$0	0%	$6	100%	$0	0%
Colombia	18	95%	0	0%	0	0%
Mexico	1	5%	0	0%	0	0%
Total	$19	100%	$6	100%	$0	0%

During the year ended December 31, 2016, the Bank had charge-offs against the allowance for ECL on loans at amortized cost totaling $19 million, representing 0.31% of the Loan Portfolio, along with an $8 million nominal amount of bonds charged-off against the allowance for ECL on investment securities, compared to $6 million, or 0.09%, in 2015, and no loans charged-off against the allowance for ECL on loans at amortized cost in 2014.

In the three-year period ended December 31, 2016, the Bank disbursed $38 billion in credits and had charged-off credits for $32 million, representing 0.09% of total credits disbursed.

The following table summarizes information regarding non-performing loans on net carrying amount for those financial assets as of the dates indicated:

	For the year ended December 31,
	2016	2015	2014
	(in $ thousands)
Non-performing loans:
Brazil:
Private corporations	$14,364	$4,706	$3,125
Private middle-market companies	35,000	0	0
Sub-total Brazil	49,364	4,706	3,125
Colombia:
Private corporations	0	46,716	0
Mexico:
Private middle-market companies	0	907	909
Panama:
Private corporations	12,000	0	0
Uruguay:
Private corporations	4,000	0	0
Total non-performing loans	$65,364	$52,329	$4,034

As of the end of each reported period, the Bank did not have, other than those specified above, accrual loans with principal or interest payments contractually past due by 90 days or more.

Allowance for ECL

The allowance for ECL is provided for losses derived from the credit extension process, inherent in the Loan Portfolio and loan commitments and financial guarantee contracts, using the reserve methodology to determine ECL. Additions to the allowance for ECL are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance for expected credit losses for loans at amortized cost is reported as a deduction of loans and, as a liability, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees.

The Bank measures ECL in a way that reflects: (a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; (b) the time value of money; and (c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecast of future economic conditions.

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the loans. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECL (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECL (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the entity will once again calculate the interest revenue on a gross basis.

The allowance for ECL includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing Credit Portfolio and it is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

The classification of the Bank’s Credit Portfolio for allowances for credit losses under IFRS is determined by risk management guidelines and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s management considers its allowances for ECL to be adequate, the use of different estimates and assumptions could produce different allowances for ECL, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains allowances for ECL related to the Bank’s loan commitments and financial guarantee contracts.

For additional information regarding allowance for ECL, see Item 18, “Financial Statements,” notes 3.6, 3.22, 5.6 and 6.

The following table sets forth information regarding the Bank’s allowance for ECL with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2016	2015	2014
	(in $ millions, except percentages)
Components of the allowance for ECL
Allowance for ECL on loans at amortized cost:
Balance at beginning of the year	$90.0	$77.7	$70.9
Impairment loss for ECL	34.7	17.2	6.8
Recoveries	0.1	0.7	0.0
Loans charged-off	(18.8)	(5.7)	0.0
Balance at the end of the year	$106.0	$90.0	$77.7
Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the year	$5.4	$9.9	$6.1
Impairment loss (recovery) for ECL	0.4	(4.4)	3.8
Balance at end of the year	$5.8	$5.4	$9.9
Total allowance for ECL	$111.8	$95.4	$87.6
Allowance for ECL to total Commercial Portfolio	1.73%	1.33%	1.22%
Charge-offs to Loan Portfolio	0.31%	0.09%	0.00%

The total allowance for ECL amounted to $111.8 million as of December 31, 2016, representing 1.73% of total Commercial Portfolio, compared to $95.4 million and 1.33%, respectively, as of December 31, 2015, and compared to $87.6 million and 1.22%, respectively, as of December 31, 2014. The 2016 year-over-year increase of $16.4 million in credit allowances and 40 basis points in total reserve coverage was primarily associated with higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and NPL (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and the overall portfolio mix shift towards shorter term trade exposures. The 2015 year-over-year increase of $7.8 million in credit allowances and 11 basis points in total reserve coverage was mainly associated with asset-specific credit allowance assigned to non-performing loans, which was partly offset by recoveries or reversals from ECL on performing loans, and loan commitments and financial guarantee contracts (calculated on a collective assessment basis), as a reflection of changes in the risk profile of the Bank’s Commercial Portfolio composition and its impact in the Bank’s reserve model.

The following table sets forth information regarding the Bank’s allowance for ECL allocated by country of exposure as of the dates indicated:

	As of December 31,
	2016		2015		2014
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for ECL on loans at amortized cost
Argentina	$7.3	6.9	$14.5	16.1	$17.9	23.0
Brazil	49.1	46.4	10.9	12.1	12.4	15.9
Chile	1.1	1.1	0.5	0.6	0.5	0.6
Colombia	6.7	6.3	24.7	27.5	13.2	17.0
Costa Rica	1.7	1.6	2.9	3.2	6.5	8.3
Dominican Republic	4.6	4.3	9.0	10.0	7.2	9.3
Ecuador	2.3	2.2	6.9	7.7	3.6	4.7
El Salvador	2.5	2.3	3.0	3.3	3.8	4.9
Germany	0.4	0.4	0.9	1.0	1.0	1.3
Guatemala	1.2	1.1	2.6	2.9	1.1	1.4
Honduras	1.7	1.6	5.1	5.7	3.0	3.9
Mexico	6.7	6.3	3.1	3.5	3.2	4.1
Panama	9.8	9.3	1.0	1.1	1.1	1.4
Paraguay	6.4	6.0	0.9	1.0	1.1	1.3
Peru	0.6	0.5	0.8	0.9	0.8	1.0
Uruguay	2.2	2.1	0.7	0.8	0.4	0.5
Other (1)	1.7	1.6	2.5	2.7	1.0	1.4
Total Allowance for ECL on loans at amortized cost	$106.0	100.0%	$90.0	100.0%	$77.7	100.0%

Allowance for ECL on loan commitments and financial guarantee contracts
Argentina	$0.0	0.0	$1.0	19.2	$0.0	0.0
Colombia	4.7	82.2	2.8	51.9	2.9	29.1
Dominican Republic	0.1	1.9	0.0	0.8	0.5	4.9
Ecuador	0.8	13.2	0.8	15.4	5.6	56.8
Panama	0.1	1.3	0.4	7.3	0.0	0.6
Other (1)	0.1	1.4	0.4	5.4	0.9	8.6
Total allowance for ECL on loan commitments and financial guarantee contracts	$5.8	100.0%	$5.4	100.0%	$9.9	100.0%

Total allowance for ECL
Argentina	$7.3	6.5	$15.5	16.3	$17.9	20.4
Brazil	49.1	44.0	11.0	11.5	12.4	14.2
Chile	1.1	1.0	0.5	0.6	0.6	0.7
Colombia	11.4	10.2	27.5	28.9	16.1	18.4
Costa Rica	1.7	1.5	2.9	3.0	6.5	7.4
Dominican Republic	4.7	4.2	9.0	9.4	7.7	8.8
Ecuador	3.1	2.8	7.7	8.1	9.2	10.5
El Salvador	2.5	2.2	3.0	3.1	3.8	4.3
Germany	0.4	0.4	0.9	1.0	1.0	1.2
Guatemala	1.2	1.0	2.6	2.7	1.2	1.4
Honduras	1.7	1.5	5.2	5.4	3.0	3.5
Mexico	6.7	6.0	3.3	3.4	3.4	3.9
Panama	9.9	8.9	1.4	1.5	1.1	1.3
Paraguay	6.4	5.7	0.9	0.9	1.1	1.2
Peru	0.6	0.5	0.9	0.9	0.9	1.0
Uruguay	2.2	2.0	0.7	0.8	0.5	0.6
Other (1)	1.8	1.6	2.4	2.6	1.2	1.4
Total Allowance for ECL	$111.8	100.0%	$95.4	100.0%	$87.6	100.0%

(1)	Other consists of allowances for ECL allocated to countries in which allowances for ECL outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for ECL on loans at amortized cost, and loan commitments and financial guarantee contracts, by type of borrower as of the dates indicated:

	As of December 31,
	2016		2015		2014
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$11.3	10.1	$16.5	17.3	$17.6	20.1
State-owned commercial banks	6.7	6.0	13.6	14.2	13.1	15.0
Central banks	0.7	0.6	0	0.0	1.3	1.4
State-owned organization	3.9	3.5	10.7	11.2	14.3	16.4
Private middle - market companies	17.8	15.9	5.0	5.3	4.7	5.4
Private corporations	71.4	63.9	49.6	52.0	36.6	41.7
Total	$111.8	100.0	$95.4	100.0	$87.6	100.0

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with IFRS as issued by the IASB and Interpretations issued by the IFRIC. For years up to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with U.S. GAAP.

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, derivative financial instruments, investments and other financial assets at FVOCI. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

The preparation of the Consolidated Financial Statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for ECL, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

For information regarding the Bank’s significant accounting policies, see Item 18, “Financial Statements,” notes 2 and 3. Additionally, for information regarding the Bank’s discussion on principal policies on impairment of financial assets and the allowance for ECL, see Item 5, “Operating and Financial Review and Prospects/Operating Results/Asset Quality and Allowance for ECL,” and for the Bank’s fair value of financial instruments, see Item 18, “Financial Statements,” note 18.

B. Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a LCR methodology referencing the Basel Committee guidelines. The Bank also monitors the stability of its funding base in alignment with the principles established by Basel’s Net Stable Funding Ratio.

In addition, the Bank monitors cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports and maintains limits for concentrations of deposits taken from any client or economic group and total maximum deposits maturing in one day.

The Bank maintains a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2016	2015	2014
	(in $ millions)
United States of America	$591	$1,215	$719
Other O.E.C.D.	409	11	1
Multilateral	0	40	20
Latin America	8	1	1
Total	$1,008	$1,267	$741

As of December 31, 2016 and 2015, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $227 million, and $244 million, respectively; representing 8% and 9% of the Bank’s total deposits, for each year reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2016 and 2015 were $1,008 million and $1,267 million, respectively (representing 36% and 45% of total deposits, respectively) of which $591 million, or 59%, and $1,213 million, or 96%, respectively, were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2016 and 2015, the Bank’s short-term loan and Investment Securities Portfolio (maturing within one year based on original contractual term) totaled $3,577 million and $3,189 million, respectively. As of December 31, 2016 and 2015, it had an average original term to maturity of 184 and 198 days, respectively, and an average remaining term to maturity of 89 and 90 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,552 million and $3,753 million as of December 31, 2016 and 2015, respectively. Of that amount, $105 million and $228 million corresponded to the Bank’s investment securities as of December 31, 2016 and 2015. The remaining $2,447 million and $3,525 million in medium-term assets corresponded to the Bank’s Loan Portfolio as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the medium-term assets had an average original term to maturity of three years and ten months, and three years and seven months, respectively; and an average remaining term to maturity of one year and seven months (588 days), and one year and eight months (618 days), respectively.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2016, were as follows:

As of December 31, 2016
	Fitch	Moody’s	Standard & Poor’s
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Stable	Negative

Credit Rating from Fitch Ratings Ltd.

On July 25, 2016, Fitch Ratings Ltd. (“Fitch”), confirmed the Bank’s Issuer Default Rating (“IDR”), at “BBB+”, which had been upgraded on July 31, 2012, with a stable outlook.

Credit Rating from Moody’s Investor Service, Inc.

The Bank’s credit ratings from Moody’s Investor Service, Inc. (“Moody’s”), have been unchanged since December 19, 2007, with the most recent affirmation of the Bank’s credit ratings and stable outlook having been issued by Moody’s on November 12, 2014, together with a follow-up semiannual credit opinion on January 16, 2017.

Credit Rating from Standard & Poor’s

The credit ratings from Standard & Poor’s (“S&P”) have been unchanged since May 13, 2008, with the Bank’s credit ratings last confirmed on June 28, 2016. On October 28, 2016, S&P revised Panama’s Banking Industry Risk Assessment (“BICRA”) outlook to negative from stable, citing vulnerabilities in the country’s regulatory framework, and prompting a methodology-driven change in the Bank’s outlook to negative from stable.

Critical factors supporting the Bank’s investment-grade credit ratings include a substantial and continuous expansion in its core earnings, its historically solid asset quality, and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

Funding Sources

The Bank’s principal sources of funds are deposits and, to a lesser extent borrowed funds and floating and fixed rate placements of securities. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend on economic and market conditions. The following table shows the Bank’s funding distribution as of the dates indicated:

	As of December 31,
	2016	2015	2014
	(in percentages)
Deposits	46.3%	38.7%	36.3%
Securities sold under repurchase agreements	0.0	1.6	4.4
Short-term borrowings and debts	24.3	33.6	39.0
Long-term borrowings and debts, net	29.4	26.1	20.3
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued debt in the public markets of the United States of America, Mexico and, in 2016, the Bank issued debt in the public markets of Japan for the first time. The Bank has also placed private issuances in different markets of Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2016, 81% of the deposits held by the Bank were deposits made by central and state owned banks in the Region, and 10% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions. The average term remaining to maturity of deposits from the Region’s central and state owned banks as of December 31, 2016, 2015 and 2014, was 72 days, 63 days, and 54 days, respectively. As of December 31, 2016, deposits from the Bank’s five largest depositors, all of which were central and state-owned banks in the Region, represented 57% of the Bank’s total deposits, compared to 43% as of December 31, 2015. See Item 18, “Financial Statements,” note 10.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2016	2015	2014
	(in $ millions)
Argentina	$135	$70	$68
Bahamas	0	0	2
Barbados	0	17	15
Bermuda	0	6	0
Bolivia	1	1	1
Brazil	151	457	254
Cayman Island	25	7	20
Colombia	3	9	19
Costa Rica	130	116	20
Dominican Republic	72	51	6
Ecuador	804	213	567
El Salvador	24	22	30
France	0	0	0
Germany	77	77	53
Guatemala	71	50	70
Haiti	70	50	44
Honduras	153	157	161
Jamaica	0	1	1
Mexico	100	101	100
Multilateral	0	18	57
Netherlands	15	15	0
Nicaragua	98	90	76
Panama	404	435	406
Paraguay	400	433	269
Peru	0	142	17
Switzerland	1	0	0
Trinidad and Tobago	19	19	19
United Kingdom	1	1	0
United States of America	2	64	38
Venezuela	47	173	193
Total	$2,803	$2,795	$2,507

Short-Term Borrowings and Debt, and Repos

The Bank enters into financing transaction under repurchase agreements (“Repos”) with international banks, utilizing its Investment Securities Portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the financial statements. As of December 31, 2016, the Bank did not have Repos, compared to Repos of $114.1 million, and $300.5 million as of December 31, 2015 and 2014, respectively. See Item 18, “Financial Statements,” note 11.

Short- and long-term borrowings and debt provide a global diversification of the Bank’s funding sources. The Bank uses these borrowings and debt placements, which generally have longer maturities than deposits, to manage its asset and liability positions.

The Bank’s short-term borrowings and debt consist of borrowings from banks and debt instruments from notes issued under the Bank’s Euro Medium-Term Note Program that have maturities of up to 365 days.

Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans as well as for general business purposes.  The Bank’s short- and medium-term borrowings mainly come from international correspondent banks from the United States, Japan, Canada and Europe.

As of December 31, 2016, short-term borrowings and debt totaled $1,470 million, a 40% decrease compared to $2,430 million as of December 31, 2015, as the Bank relied primarily on deposits to cover its short-term funding needs, in response to the shift in the lending book mix moving toward shorter tenors. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2016 was 115 days. See Item 18, “Financial Statements,” notes 12.1 and 18.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and Repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2016	2015	2014
	(in $ millions, except percentages)
Short-term borrowings, debt and Repos
Advances from banks and financial institutions	$1,470	$2,430	$2,693
Securities sold under repurchase agreements	0	114	300
Total short-term borrowings, debt and Repos	$1,470	$2,544	$2,993

Maximum amount outstanding at any month-end	$1,984	$3,152	$2,993
Amount outstanding at year-end	$1,470	$2,544	$2,993
Average amount outstanding	$1,449	$2,484	$2,471
Weighted average interest rate on average amount outstanding	1.12%	0.91%	0.95%
Weighted average interest rate on amount outstanding at year end	1.11%	0.89%	0.79%

Long-term borrowings and debt

Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in the United States of America, Japan and Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. At year-end 2016, gross long-term borrowings and debt decreased 6% to $1,782 million, from $1,889 million the year before, while continuing to increase overall funding stability with medium and long-term funding balances, which amounted to 29% of total funding in 2016, up from 26% in 2015. As of December 31, 2016, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was a year and eleven months (720 days).

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 12.2 and 18, and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

	As of and for the Year Ended December 31,
	2016	2015	2014
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,782	$1,889	$1,405
Maximum amount outstanding at any month-end	$2,054	$1,889	$1,587
Average amount outstanding	$1,881	$1,589	$1,389
Weighted average interest rate on average amount outstanding	2.84%	2.65%	2.86%
Weighted average interest rate on amount outstanding at year end	2.98%	2.62%	2.71%

(*) Gross of prepaid commissions of $5.1 million, $7.0 million, and $5.6 million as of December 31, 2016, 2015, and 2014, respectively.

In February 2016, the Bank increased the amount and extended the maturity of its Global Syndicated Loan launched in 2014. In April 2016, the Bank launched its third public issuance in Mexico in the amount of MXN1.5 billion (one and a half billion Mexican Pesos), and in June 2016, the Bank issued its first bond in the Tokyo Pro-bond market for the amount of JPY8 billion (eight billion Japanese Yen).

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2016, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program, (“Mexico Program”), in the Mexican local market, registered with “Mexican National Registry of Securities” (Registro Nacional de Valores) maintained by the “National Banking and Securities Commission” (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. As of December 31, 2016, the total amount outstanding under this program comprised of two issuances of “certificados bursátiles” in the Mexican capital markets: Bladex14 in the principal amount of MXN2.0 billion (two billion Mexican Pesos) issued in July 2014, and due in January 2018, and Bladex16 in the principal amount of MXN1.5 billion (one and a half billion Mexican Pesos) issued in April 2016 and due in April 2019.

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2016, the Bank issued $435 million in new private placements; and as of December 31, 2016, private issuances through its Euro Medium-Term Note Program amounted to $146 million, placed in Asia, Europe and Latin America. In addition, the Bank has two outstanding bonds issued pursuant to Rule 144A/Regulation S, in a total principal amount of $750 million, of which $400 million mature in April 2017 and $350 million mature in May 2020.

Tokyo Pro-Bond Program

In October 2015, the Euro Medium-Term Note Program was listed on the Tokyo Stock Exchange under the Tokyo Pro-Bond Market. This market offers the possibility of flexible and timely issuances of bonds to a broad base of Japanese investors. The Bank was successful at placing its first public issuance listed on this market on June 9, 2016 in a principal amount of JPY8 billion (eight billion Japanese Yen) and due on June 10, 2019.

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds and floating and fixed-rate placements as of December 31, 2016:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$215	1.25%
Due in 31 to 90 days	470	1.27%
Due in 91 to 180 days	0	6.16%
Due in 181 to 365 days	103	1.39%
Total	$788	1.28%

Short-term borrowings at floating interest rate
Due in 31 to 90 days	$145	1.26%
Due in 91 to 180 days	327	1.35%
Due in 181 to 365 days	185	1.35%
Total	$657	1.33%

Short-term fixed-rate placements
Due in 0 to 30 days	$15	1.05%
Due in 31 to 90 days	10	1.20%
Total	$25	1.11%

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	5.91%
Due in 31 to 90 days	2	5.91%
Due in 91 to 180 days	2	5.91%
Due in 181 to 365 days	30	2.28%
Due in 1 through 6 years	26	6.55%
Total	$61	4.39%

Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$0	1.66%
Due in 181 to 365 days	25	1.84%
Due in 1 through 6 years	606	2.13%
Total	$631	2.12%

Medium and long-term fixed-rate placements
Due in 91 to 180 days	$400	3.75%
Due in 1 through 6 years	469	2.70%
Due in 7 through 12 years	53	3.75%
Total	$922	3.21%

Medium and long-term floating-rate placements
Due in 1 through 6 years	$168	6.36%
Total	$168	6.36%
Grand Total	$3,252	2.32%

(*)	Gross of prepaid commissions of $5.1 million as of December 31, 2016.

Cash flows

Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2016, 2015 and 2014.

Cash flows from operating activities

The Bank’s operating activities mainly include cash generated by profit for the year, adjustments to reconcile profit for the year to net cash provided by operating activities, net changes in operating assets, which predominantly include loans originated by the Bank, and net changes in operating liabilities, primarily from raising deposits from central banks as well as state-owned and private banks and corporations in the Region.

For the year ended December 31, 2016, net cash provided by operating activities was $829 million, mainly attributable to a net decrease of $650 million in loans at amortized cost, along with an overall net increase of $161 million in operating liabilities and the $87 million of profit for the year.

For the year ended December 31, 2015, net cash provided by operating activities was $419 million, resulting primarily from the net increase of $446 million in operating liabilities, along with the profit for the year of $104 million, partially offset by $125 million adjustments to reconcile profit for the year to net cash provided by operating activities.

For the year ended December 31, 2014, net cash used in operating activities was $267 million, resulting from: (i) a net increase of $560 million in operating assets, mainly from financial instruments at FVTPL and (ii) a $93 million adjustments to reconcile profit for the year to net cash provided by operating activities, partially offset by (i) a net increase of $284 million in operating liabilities and (ii) profit for the year of $102 million during the year 2014.

Cash flows from investing activities

The Bank’s investing activities include the portfolio of financial instruments at FVOCI and at amortized cost, as well as the cash used on acquisition or proceeds from disposal of equipment and leasehold improvements, and intangible assets, respectively. Investing activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities and demand, market conditions, and business strategies.

For the year ended December 31, 2016, net cash provided by investing activities was $149 million, primarily from $210 million in proceeds from the sale and redemptions of financial instruments at FVOCI, and $55 million in proceeds from the maturity of financial instruments at amortized cost, partially offset by purchases of $84 million, and $25 million, of financial instruments at FVOCI and at amortized cost, respectively.

For the year ended December 31, 2015, net cash provided by investing activities was $130 million, mainly from $269 million in cash received from the sale and redemptions of financial instruments at FVOCI, and $45 million in proceeds received from the maturity of financial instruments at amortized cost, partially offset by purchases of $87 million, and $97 million, of financial instruments at FVOCI and at amortized cost, respectively.

For the year ended December 31, 2014, net cash of $23 million was used in investing activities, mainly from purchases of $288 million of financial instruments at FVOCI, partially offset by inflows from the sale of financial instruments at FVOCI of $223 million.

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising funds from short-term borrowings and debt from international correspondent banks, secured financing from Repos, and proceeds from, and repayments of, long-term borrowings and debt through bilateral or syndicated borrowing facilities, as well as issuances in the capital markets.

For the year ended December 31, 2016, net cash of $1,238 million was used in financing activities, mostly the result of a $1,074 million net decrease in short-term borrowings and debt and Repos, the $105 million net cash flow that resulted from the repayments of and proceeds from long-term borrowings and debt, and the $60 million paid as cash dividends.

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

Asset/Liability Management

The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturities and repricing mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income.

Interest Rate Sensitivity

The Bank uses interest rate swaps as part of its interest rate risk management. Interest rate swaps are contracted either in a single currency or cross-currency for a prescribed period in order to exchange a series of interest payment flows and hedge the risk associated with a portion of the notes issued under its various programs and the funds borrowed through bilateral loans and syndications.

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and stockholders’ equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2016. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	$1,070	$1,070	$0	$0	$0	$0	$0
Financial instruments at FVOCI	31	0	10	13	0	8	0
Securities at amortized cost	77	7	1	3	0	66	0
Loans at amortized cost	6,021	1,935	2,432	1,449	140	65	0
Total interest-earning assets	7,198	3,012	2,442	1,465	140	139	0
Non-interest earning assets, allowance for ECL and other asset	(17)	0	0	0	0	0	(17)
Total assets	7,181	3,012	2,442	1,465	140	139	(17)

Interest-bearing liabilities
Deposits	2,803	1,669	637	173	276	48	0
Borrowings and debt (1)	3,252	794	1,270	730	293	165	0
Total interest-bearing liabilities	6,055	2,463	1,907	903	569	213	0
Non-interest-bearing liabilities	115	0	0	0	0	0	115
Total liabilities	6,170	2,463	1,907	903	569	213	115
Total Stockholders’ equity	1,011	0	0	0	0	0	1,011
Total liabilities and stockholders’ equity	$7,181	$2,463	$1,907	$903	$569	$213	$1,126
Interest rate sensitivity gap	0	549	535	562	(429)	(74)	(1,143)
Cumulative interest rate sensitivity gap		549	1,084	1,646	1,217	1,143	0
Cumulative gap as a % of total interest-earning assets		8%	15%	23%	17%	16%	0%

(1)	Gross of prepaid commissions of $5.1 million as of the December 31, 2016.

The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to changes in interest rates. Due to the fact that the significant majority of the Bank’s assets and liabilities are either short-term or have short-term US-LIBOR based repricing schedules, the Bank has a relatively low exposure to interest rate volatility, with most interest rate sensitivity being short-term in nature (up to six months). Through an active interest rate management strategy, the Bank has aligned this moderate exposure to profit from an increase in short-term LIBOR rates. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

See Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Stockholders’ Equity

The following table presents information concerning the Bank’s capital position at the dates indicated:

	As of December 31,
	2016	2015	2014
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(69,176)	(73,397)	(77,627)
Additional paid-in capital in excess of assigned value of common stock	120,594	120,177	119,644
Capital reserves	95,210	95,210	95,210
Retained earnings	587,507	560,642	501,669
Accumulated other comprehensive loss	(2,801)	(10,681)	(7,837)
Total stockholders’ equity	$1,011,314	$971,931	$911,039

As of December 31, 2016, total stockholders’ equity amounted to $1,011 million, compared to $972 million as of December 31, 2015 and compared to $911 million as of December 31, 2014. The Bank’ equity consists of issued and fully paid ordinary common stock and retained earnings.

Total stockholders’ equity increased $39 million during the year ended December 31, 2016, primarily due to: (i) a $27 million increase in retained earnings as a result of an $87 million profit for the year ended December 31, 2016, which was partially offset by a $60 million cash dividend declared in 2016, and (ii) an $8 million decrease in accumulated other comprehensive loss attributable to net unrealized gain arising from improved mark-to-market conditions in 2016, and reclassification adjustments for losses on the sale of financial instruments at FVOCI.

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

As of December 31, 2016, the capital ratio of total stockholders’ equity to total assets was 14.1%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 17.9%, compared to 11.7% and 16.1%, respectively, as of December 31, 2015. The 2016 leverage ratio was 7.1x compared to 8.5x in 2015.

As of December 31, 2016, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 16.6%, compared to 16.3% as of December 31, 2015.

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation,” and Item 18, “Financial Statements,” notes 14, 15, 16, 19 and 27.4.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The Region may be impacted by weaker currencies against the U.S. dollar given concerns about continual rate increases by the Federal Reserve and the new administration U.S. policy agenda. Any U.S. monetary tightening, in conjunction with rising inflation, could prompt many of the Region’s central banks to tighten monetary policy. The resulting increased interest rates would lead to weaker asset quality because borrowers’ repayment capacity might be reduced, which could likely lead to an increase in non-performing loans;
•	The outlook still assumes subdued prices of raw materials, mainly driven by reduced global demand and a relatively strong U.S. dollar. Global headwinds, including an economic slowdown in China and continued low growth in the European economies are expected to prevent a strong rebound in commodity prices and regional economic activity, in particular the former, given the significance of Chinese demand in global commodities markets. The prospect of reduced growth in China continues to be a concern because of the negative impact it could have on long-term trends in the markets for commodities and raw materials, as well as the negative impact that a general slowdown in the Chinese economy could have on the global economy.
•	Diverging monetary stimulus policies in certain important global economies, most importantly any policy shift that may disrupt trade, remittances, or foreign restrictions derived from the new administration in the U.S., could result in greater disparity of global interest rates, leading to possible changes in global capital flows. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have an adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations.
•	Changes of risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•	A prolonged downturn in global debt capital markets stemming from credit risk, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding. Furthermore, de-risking by global banks may reduce lender access to cross border payment processing, and to lower fund inflows into the Region.

Year 2016

The Bank’s profit for the year 2016 totaled $87.0 million, compared to $104.0 million in 2015. The $16.9 million, or 16%, decrease was primarily attributable to: (i) higher impairment loss from ECL on loans totaling $34.8 million, compared to $17.2 million in 2015, as the Bank recorded individually assessed lifetime ECL for certain exposures with increased credit risk undergoing restructuring and recovery efforts, along with (ii) a $9.5 million adverse swing in non-core trading results from the Bank’s former participation in the investment funds, with a $4.4 million loss recorded in 2016 compared to a $5.1 million gain in 2015, and (iii) a $4.9 million year-over-year decrease in fees and commissions, mainly due to reduced activity in letters of credit, financial guarantees and credit commitments, as well as slightly lower fees from the loan structuring and syndication business in the context of a significant volume decrease in the relevant Latin American debt capital markets during the year. These factors were partially compensated by (i) higher net interest income (which increased by $9.7 million, or 7%) mostly driven by increased financial margins (net interest margin increased by 24 basis points) that helped offset the effect of reduced average loan balances (which decreased by 4% year-over-year), primarily from the Bank’s efforts to reduce certain country, industry and client risk concentrations, and (ii) a $6.0 million or 12% decrease in operating expenses from both lower performance-based variable compensation expense and cost saving activities in other expense categories.

The Bank’s 2016 net interest income reached $155.2 million, compared to $145.5 million in 2015. The $9.7 million, or 7%, increase in net interest income was mainly driven by a 24 basis points increase in net interest margin to 2.08% in 2016, compared to 1.84% in 2015, as higher net lending spreads and the overall effects of increased market rates overcompensated the effects of lower average interest-earning asset balances, from the Bank´s efforts to reduce lending and investment portfolio risk concentrations.

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets. Fees and Other Income amounted to $16.5 million for the year ended December 31, 2016, compared to $22.3 million for the year ended December 31, 2015. The $5.8 million, or 26%, decrease was mostly driven by lower business activity in letters of credit, loan commitments and other financial guarantees contracts, and lower market activity in secondary market transactions, while commissions from the syndication business in the primary market were slightly lower, with an increased number of completed transactions despite overall volumes in the relevant Latin American debt capital markets suffering significant decreases.

Return on average equity (“ROAE”) reached 8.8% for 2016, compared to 11.0% for the year 2015, as a result of largely stable total income on lower earning asset balances, higher impairment losses from ECL, and adverse non-core results.

The 2016 efficiency ratio improved to 27%, from 30% for the year 2015, as operating expenses decreased by 12% while total income decreased only 3%. The Bank’s operating expenses to average assets ratio improved to 61 basis points in 2016 from 66 basis points in 2015.

The weighted average funding cost for the year ended December 31, 2016 was 1.39%, compared to 1.08% for the year ended December 31, 2015, a 31 basis points increase as the Bank strengthened the overall funding mix, while compensating the effects of increased underlying market rates which increased 33 basis points over the same period.

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition, and Item 5.A. “Operating Results,” for a discussion of the Bank’s financial results.

E.	Off-Balance Sheet Arrangements

In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment or the Bank fulfill the obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements.

As of December 31, 2016, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included confirmed letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2016	2015	2014
	(in $ thousands)
Confirmed letters of credit	$216,608	$99,031	$137,817
Stand-by letters of credit and guarantees – Commercial risk	176,177	158,599	89,752
Total off-balance sheet arrangements	392,785	257,630	227,569
Credit commitments	10,250	189,820	158,549
Total loan commitments and financial guarantee contracts	$403,035	$447,450	$386,118

Fees and commission income from loan commitments and financial guarantee contracts amounted to $9 million for the year ended December 31, 2016, compared to $12 million and $11 million for the years ended December 31, 2015, and 2014, respectively.

The allowance for ECL on loan commitments and financial guarantee contracts is recognized on the consolidated statement of financial position, with the resulting impairment recorded in the consolidated statement of profit or loss. As of December 31, 2016, total allowance for ECL on loan commitments and financial guarantee contracts amounted to $6 million, compared to $5 million as of December 31, 2015 and $10 million as of December 31, 2014.

For additional information, see Item 5 “Operating and Financial Review and Prospects—Operating Results—Fees and Commissions, net.” and Item 18, “Financial Statements,” note 6 and 21.

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2016.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$2,803	$2,755	$48	$0	$0
Short-term borrowings and debt	1,470	1,470	0	0	0
Long-term borrowings and debt (1)	1,782	460	887	382	53
Accrued interest payable	17	17	0	0	0
Future contractual interest payable, not yet accrued (2)	117	15	45	39	18
Leasehold obligations (3)	20	2	3	4	11
Total contractual obligations	$6,209	$4,719	$983	$425	$82

(1)	Gross of prepaid commissions of $5.1 million as of December 31, 2016. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2016 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Operating lease commitments result primarily from non-cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of expenses recognized in connection with such leases in 2016 is $2.6 million.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (4)	$236	$236	$0	$0	$0
Stand-by letters of credit	167	167	0	0	0
Guarantees	9	9	0	0	0
Other commercial commitments	10	6	3	0	1
Total Commercial Commitments	$422	$418	$3	$0	$1

(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $19 million as of December 31, 2016.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regard to these covenants.

See Item 18, “Financial Statements,” notes 6, 10, 11, 12, 13 and 25.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table sets forth certain information concerning the Directors of the Bank as of the date of this Annual Report.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Javier González Fraga
Chairman
Banco de la Nación Argentina, Argentina	Argentina	Director	2020	2017	68
José Alberto Garzón
Legal Vice President – General Secretary
Banco Central de Paraguay, Paraguay	Colombia	Director	2020	2017	46
João Carlos de Nóbrega Pecego
Chief Executive Officer Banco Patagonia, Argentina	Brazil	Director	2019	2010	53

CLASS E
Mario Covo
Founding Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2020	1999	59
Miguel Heras
Executive Director Inversiones Bahia Ltd., Panama	Panama	Director	2018	2015	48
Herminio A. Blanco
President
IQOM Inteligencia Comercial, Mexico	Mexico	Director	2019	2004	66
Maria da Graça França
Brazil	Brazil	Director	2019	2004	68
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2019	2016	56

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque		Director
Director
Banco de Chile, Chile	Chile		2018	1990	68
Rubens V. Amaral Jr.
Chief Executive Officer
Bladex, Panama	Brazil	Director	2018	2012	57

(1)	Denotes class(es) of common stock of the Bank that elect the directors listed.

Javier González Fraga has served as a Director of the Board since 2017. Mr. González Fraga is the Chairman of Banco de la Nación Argentina since 2017. He was Candidate to the Vice Presidency of Argentina in 2011. Mr. González Fraga served as Chairman of the Central Bank of Argentina in two occasions, between 1989 and 1991 and as Vice President of the Buenos Aires Stock Exchange from 1994 to 1999. Mr. González Fraga was a Director of the Argentine Institute of Capital Markets from 1992 to 1999 and member of the Board of Public Companies in Argentina in 1987. In 1998, Mr. González Fraga was recognized by Konex as Best SMES Entrepreneur of the Decade, for his capacity as Founder of the dairy company La Salamandra S.A., Argentina. He was Professor at UCA Pontificia Universidad Católica Argentina from 1973 to 2000. Mr. González Fraga holds a Bachelor degree in Economics from UCA and is a Ph.D. candidate, having various papers and books published. Mr. González Fraga’s business background and financial expertise qualify him to serve on the Board.

José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Administrative Vice President of Banco de Comercio Exterior de Colombia, S.A. (Bancoldex), Colombia since 2015 and Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia, S.A. (Bancoldex), Colombia since 2003 and in various capacities with Banco de Comercio Exterior de Colombia, S.A. (Bancoldex) since 1995, holding the positions of Director of the Legal Department from 2000 to 2003 and Attorney of the Legal Department from 1995 to 2000. Mr. Garzón has served as member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. –Fiducoldex, Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento, Colombia since 2015 and Seguroexpo de Colombia, S.A. Aseguradora de Crédito, Colombia since 2000. Previously Mr. Garzón was Attorney at Legis Editores, Colombia in 1995 and General Manager of Servibolsa Ltda. Servicios Inmobiliarios from 1993 to 1995. He is currently Professor of Credit Insurance, Insurance Law Program at Pontificia Universidad Javeriana, Colombia and taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano, Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario, Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law from Universidad de Los Andes, Colombia and Insurance Law from Pontificia Universidad Javeriana, Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, in trade finance qualify him to serve on the Board.

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has served as President of Grupo Brasil since 2015, Director of Visa Argentina since 2012, Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, and Director of Banco Patagonia Uruguay since 2011. Mr. Pecego was Vice President of Banco Patagonia, Argentina from 2011 to 2014. Mr. Pecego was Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Commercial Superintendent from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in São Paulo from 2000 to 2003, Regional Superintendent of the São Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in São Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, São Paulo, a postgraduate degree in Business Management from Instituto San Luiz, São Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco is the President of IQOM Inteligencia Comercial since 2005 and IQOM Strategic Advisors since 2015. IQOM Inteligencia Comercial offers business solutions on international trade, investment and regulatory affairs and provides access to the most complete database of international trade flows and regulations. IQOM Strategic Advisors is a subsidiary that supports foreign corporations interested in operating in the Mexican energy market. Dr. Blanco is member of the board of directors for CYDSA since 2004, Arcelor-Mittal Mexico since 2005, and Fibra Uno since 2011. He has also been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2001. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations, and Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the E.U., the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003, and he launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, an M.A. and a Ph.D. in Economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Maria da Graça França has served as a Director of the Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. Since 1971, she also served in various other capacities during her tenure with Banco do Brasil: as Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005; Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003; Regional Manager for the operations of the Bank in South America based in Argentina in 2002; General Manager of Banco do Brasil, Paris Branch from 1999 to 2002; Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999; General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993; Deputy General Manager for foreign exchange from 1989 to 1992; Assistant Manager within the Risk Management Area from 1988 to 1989; Assistant Manager for foreign exchange internal controls from 1984 to 1987; and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França holds a degree in Economics and Accounting from Universidad Federal de Uberlandia-Minais Gerais, Brazil. Ms. França’s experience managing operations and internal controls in international banking, as well as her extensive tenure with Banco do Brasil, provide her unique insight and qualify her to serve on the Board.

Miguel Heras has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Executive Director and as a member of the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications markets. He currently leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors since 2007, and Industrias Panama Boston since 1999. Mr. Heras has served as Director of the Biodiversity Museum from 2008 to 2014, and Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions, and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies, qualify him to serve on the Board.

Ricardo Manuel Arango has served as Director of the Board since 2016. Mr. Arango is a senior partner of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several management and leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm, with offices in eight countries. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, as a member of the board of directors and audit committee of Banco General since 2012, and as a member of the board of directors of MHC Holdings since 2002. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. He also served as Secretary of the Bank from 2002 to 2016. From 2011 to 2015, Mr. Arango served as a member of the managing partners committee of Lex Mundi, the largest network of independent law firms in the world. Mr. Arango is a member of the Latin American Business Council. From 1987 to 1995, Mr. Arango was an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner in 1995. Mr. Arango’s practice focuses on banking, capital markets, corporate governance, and mergers and acquisitions. He has acted as lead counsel in some of the most complex and largest financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School, and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1985 to 1987. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango´s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the Bank´s business and operations; and experience as board member in different companies, qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990. In addition, he has served as Chairman of the Board in two different terms, from 1995 to 1998 and again since 2002. Mr. Menéndez Duque is a Senior Director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Banchile Asesoria Financiera S.A. since 2006, Banchile Seguros de Vida S.A. since the year 2000, Compañía Sudamericana de Vapores S.A. since 2011, SegChile Seguros Generales S.A. since 2017, Mining Group Antofagasta Minerals, S.A. since 1997, Antofagasta PLC since 1985, Empresa Nacional de Energia Enex S.A. since 2013, Andsberg Investment Ltd. and Andsberg Ltd. since 2007, Inmobiliaria e Inversiones Rio Claro S.A. since 2013, Holdings Quiñenco since 1996, Socofin S.A. since 2010, and Inversiones Vita Bis, S.A. since the year 2000. In addition, he serves as Chairman of the Board of Inversiones Vita S.A. and is also the Vice Chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque was distinguished in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate, in recognition of his career and contributions to society in the business and entrepreneurial sectors of Chile and also was awarded by América Economía magazine in 1990 with the prize Excelencia 90 as the most distinguished businessman of the year in Chile. Mr. Menéndez Duque holds a degree in Commercial Engineering and Accounting Auditor with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of the Bank from 2000 to 2004. Mr. Amaral has served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Exim Banks and Development Finance Institutions (G-Nexid), Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. Mr. Amaral has a degree in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs. Mr. Amaral’s extensive knowledge of the Bank in different capacities, his expertise in the financial services industry, as well as his managerial experience and strong leadership skills qualify him to serve on the Board.

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

Executive Officers

The following table and information below sets forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	57
Ulysses Marciano Jr.	Executive Vice President Chief Commercial Officer	Brazil	49
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	63
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	52
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	40
Gustavo Díaz	Executive Vice President Chief Audit Officer	Colombia	54
Jorge Luis Real	Senior Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	44

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. A summary of Mr. Amaral Jr.’s experience is set forth above under “Directors”. Mr. Rubens V. Amaral Jr. is the only executive officer who serves as a member of the Board.

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012 and previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. He was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil from 2011 to 2012. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker – Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager – Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais - IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas - FGV, and a B.S. degree in Economics from Oswaldo Cruz – São Paulo.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer of the Bank since July 2007. He previously served as Senior Vice President and Controller of the Bank from September 2001 to June 2007. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Universidad de Los Andes, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and an M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Colombia.

Christopher Schech has served as Executive Vice President, Chief Financial Officer of the Bank since June 2012, and as Senior Vice President and Chief Financial Officer of the Bank from September 2009 to May 2012. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company, from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds an M.S. degree in Economic Studies from the University of Konstanz, Germany.

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management department of the Bank since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking, and in the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni holds a Master's Degree in Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's Degree in Business Administration and Certified Public Accounting, both from the University of Buenos Aires in Argentina.

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since February 2014. He previously served as Senior Vice President and Controller of the Bank from September 2009 to January 2014. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has an MBA and an M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors, and AML/CA certification granted by Florida International Bankers Association and Florida International University.

Jorge Luis Real has served as Senior Vice President, Chief Legal Officer of the Bank since December 2016, and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Vice President, Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and he was a lawyer at Mauad & Mauad in Panama in 2000. Mr. Real was admitted to practice law in Panama by the Panamanian Supreme Court of Justice – 1998. Mr. Real holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) and a Bachelor’s degree in Law and Political Science from Universidad Católica Santa María La Antigua in Panama.

B.	Compensation

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2016, the Nomination and Compensation Committee did not retain or obtain the advice of any compensation consultant.

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

During the fiscal year ended December 31, 2016, the aggregate amount of cash compensation paid by the Bank to the executive officers employed in the Bank’s Corporate Headquarters for their services was $2,591,800.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015, and amended and restated as the 2015 Stock Incentive Plan (the “2015 Plan”).

On February 16, 2016, the Bank granted to current executive officers 80,775 restricted stock units corresponding to 2015 performance. These restricted stock units vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. As of December 31, 2016, the compensation cost charged against the Bank’s 2016 income in connection with these restricted stock units was $694,428. The total remaining compensation cost of $780,572 will be charged over a period of 3.1 years.

On February 14, 2017, the Bank granted to current executive officers 25,289 restricted stock units corresponding to 2016 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on June 15, 2017.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2016, the Bank charged to salaries expense $121,399 with respect to the contribution plan. As of December 31, 2016, the total amount set aside or accrued by the Bank under this plan amounted to $340,738.

2016 Chief Executive Officer Compensation

The compensation corresponding to 2016 of the Bank's Chief Executive Officer included an annual base salary of $350,000, and a performance-based restricted stock units grant with a value of $400,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $13,750. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2016 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 13, 2016, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2015 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (93.92%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2016. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit and Compliance Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit and Compliance Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2016 to the directors of the Bank as a group for their services as directors was $879,512.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2016, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on the first and second anniversary of the award date, and 30% on the third anniversary of the award date. As of December 31, 2016, the total cost for these restricted shares amounted to $1,375,980, of which $617,306 was registered during 2016, and the remaining compensation cost of $758,674 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2016, the Bank’s executive officers and directors, as a group, beneficially owned an aggregate of 596,426 Class E shares, representing approximately 1.96% (based on 30,343,390 Class E shares outstanding as of December 31, 2016) of all issued and outstanding Class E shares as of such date. “Beneficial Ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2016 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the Beneficial Ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding Beneficial Ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers as of December 31, 2016. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2016 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2016 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	83,000	229,417	312,417	*	151,803	52,071
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	13,863	19,601	33,464	*	0	31,355
Miguel Moreno Executive Vice President Chief Operating Officer	13,170	27,428	40,598	*	17,271	17,600
Christopher Schech Executive Vice President Chief Financial Officer	1,020	48,829	49,849	*	33,959	14,267
Alejandro Tizzoni Executive Vice President Chief Risk Officer	1,117	0	1,117	*	0	3,501
Gustavo Díaz Executive Vice President Chief Audit Officer	1,083	4,438	5,521	*	0	8,666
Jorge Luis Real Senior Vice President Chief Legal Officer	0	0	0	*	0	0
Total	113,253	329,713	442,966		203,033	127,460

*	Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.

(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2016.

(3)	Includes 124,038 and 78,995 stock options granted to executive officers on February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan. The exercise price and expiration date of these stock options are as follows: Grant of February 10, 2015, exercise price of $29.25 and expiration date of February 10, 2022, grant of February 11, 2014, exercise price of $25.15 and expiration date of February 11, 2021. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2016, is not deemed to be beneficially owned by the individuals listed in the table.

(4)	Includes 25,289, 60,581, 31,144 and 10,446 unvested restricted stock units granted to executive officers on February 14, 2017, February 16, 2016, under the 2015 Plan, February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant, for which first vesting will be on June 15, 2017. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2016, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding Beneficial Ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2016:

Name of Director	Number of Shares Owned as of Dec. 31, 2016(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2016(2)	Total Number of Shares Benefically Owned	Percent of Class Benefically Owned	Restricted Shares(3)
João Carlos de Nóbrega Pecego (4)	0	0	0	*	0
Roland Holst (5)	4,200	0	4,200	*	10,800
Ricardo Manuel Arango	875	0	875	*	6,000
Herminio A. Blanco	57,175	0	57,175	*	10,800
Mario Covo	31,327	0	31,327	*	10,800
Maria da Graça França	13,602	0	13,602	*	10,800
Miguel Heras	2,100	0	2,100	*	9,900
Gonzalo Menéndez Duque	44,181	0	44,181	*	16,200
Total	153,460	0	153,460		75,300

*	Less than one percent of the outstanding Class E shares.
(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan, and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 13, 2016; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan, and 2015 Plan have been issued to his employer, Banco do Brasil.
(5)	Mr. Holst ceased serving as a director, effective on April 19, 2017.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

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

The following elements are included in determining the directors’ and executive officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 16.

C.	Board Practices

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent and adequate oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Rubens V. Amaral Jr. has served as Chief Executive Officer since August 1, 2012. Mr. Gonzalo Menéndez Duque qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002 and from 1995 to 1998.

In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, the Bank´s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit and Compliance Committee, and all members of the Nomination and Compensation Committee of the Bank are independent directors.

Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.

Committees of the Board

During the fiscal year ended December 31, 2016, the Board held twelve meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2016.

The following table sets forth the membership and number of meetings for each of the four committees of the Board during the fiscal year ended December 31, 2016:

	Audit and Compliance	Risk Policy and Assessment	Finance and Business	Nomination and Compensation
Ricardo Manuel Arango		Member	Member
Herminio A. Blanco	Member	Chair
Mario Covo		Member	Chair
Maria da Graça França	Chair			Member
Miguel Heras		Member	Member
Roland Holst (1)			Member	Member
Gonzalo Menéndez Duque	Member	Member
João Carlos de Nóbrega Pecego			Member	Chair

Number of Committee Meetings Held in 2016	6	5	5	6

(1)	Mr. Holst ceased serving as a director, effective on April 19, 2017.

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Mrs. Maria da Graça França (Chair), Mr. Gonzalo Menéndez Duque, and Mr. Herminio A. Blanco.

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

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2016, the committee met six times.

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

The Audit and Compliance Committee pre-approved all audit and non audit services of the Bank’s independent auditors in 2016.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Herminio A. Blanco (Chair), Mr. Gonzalo Menéndez Duque, Mr. Ricardo Manuel Arango, Mr. Mario Covo and Mr. Miguel Heras.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to market risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the committee to meet at least four times per year. During the fiscal period ended December 31, 2016, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras, and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2016, the committee held five meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. The current members of the Nomination and Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), and Mrs. Maria da Graça França.

The Charter of the Nomination and Compensation Committee requires that all members of the Committee be independent directors. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The Nomination and Compensation Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2016, the Nomination and Compensation Committee held six meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel.

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

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The fact that out of a total of ten members, seven different nationalities are represented, reflects the importance given to diversity by the Board of Directors

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

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

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Investors Relations / Corporate Governance” section of the Bank’s website at http://www.bladex.com/en/investors.

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

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2016	2015	2014
Bladex Head Office in Panama	157	151	140
New York Agency	5	5	4
Representative Office in Argentina	8	8	6
Representative Office in Brazil	13	13	14
Representative Offices in Mexico (1)	13	13	14
Florida International Administrative Office (2)	0	0	6
Representative Office in Colombia	6	4	4
Representative Office in Peru	7	8	7
Total Number of Permanent Employees	209	202	195

(1)	On April 3, 2017, through an official letter from the National Banking and Securities Commission of Mexico, was obtained the approval for the closing of the Representative Office in Mexico, Monterrey.
(2)	The Bank’s international administrative office located in Miami ceased operations during the first quarter of 2015.

E.	Share Ownership

See Item 6.B, “Directors, Executive Officers and Employees/Compensation/Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.1% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2016:

	As of December 31, 2016
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SAUN Qd 5, Lote B, Torre 1, 15 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.6
Total Shares of Class A Common Stock	6,342,189	100.0	16.2

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.7	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036AAF Buenos Aires, Argentina	295,945	12.0	0.8
The Korea Exchange Bank 181, Euljiro 2-ga Jun-gu, Seoul 100-793, Korea	147,173	5.9	0.4
Sub-total shares of Class B Common Stock	1,327,579	53.6	3.5
Total Shares of Class B Common Stock	2,474,469	100.0	6.3

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Edge Asset Management, Inc.(3) 601 Union Street #2200 Seattle, Washington 98101, United States	2,382,971	7.9	6.1
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606, United States	1,772,059	5.8	4.5

	As of December 31, 2016
	Number of Shares	% of Class	% of Total Common Stock
Paradice Investment Management, LLC (5) 257 Fillmore Street, Suite 200 Denver, Colorado 80206, United States	1,730,582	5.7	4.4
Sub-total shares of Class E Common Stock	5,885,612	19.4	15.0
Total Shares of Class E Common Stock	30,343,390	100.0	77.5

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,160,048		100.0

______________________

(1)	Does not include an aggregate of 35,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Plan and 2015 Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 36,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan, the 2008 Plan and 2015 Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Shareholder Identification Report performed by Ipreo (service provider of Bladex).
(4)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 6, 2017.
(5)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 6, 2017.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of the dates hereto:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2016	December 31, 2015
Class A Common Shares	6,342,189	6,342,189
Class B Common Shares	2,474,469	2,474,469
Class E Common Shares	30,343,390	30,152,247
Class F Common Shares	0	0
Total Common Shares	39,160,048	38,968,905

As of December 31, 2016, the Bank’s Class A and Class B common shares outstanding stood at the same level as of December 31, 2015. Class E common shares outstanding increased by 0.2 million shares during the same period mostly as a result of exercised of stock options of Bank’s executive officers and directors.

As of December 31, 2016, there were a total of 53 holders of record of our Class E shares, of which 16 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 99.26% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2016.

B.	Related Party Transactions

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business, in compliance with Panamanian regulatory related party limits set forth above in Item 4.B, “Information on the Company—Business Overview—Supervision and Regulation—Panamanian Law.”

As of December 31, 2016, the Bank had extended loans, in the ordinary course of business, to three entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Valores Quimicos, S.A., in which the Bank’s director Herminio A. Blanco is also a director of one of the borrower’s parent companies. Two loans were made to Valores Quimicos, S.A. on December 9, 2014, and April 16, 2015, respectively, with total outstanding amount of $19 million, and a weighted average interest rate of 3.37%, as of December 31, 2016. The largest amount outstanding granted at any month-end during 2016 was $21 million.

ii) Banco General S.A. – Costa Rica, in which the Bank’s director Ricardo Manuel Arango is also a director of its parent company. Four loans were made to Banco General Costa Rica on September 30, 2014; December 22, 2015; and December 23, 2016, respectively, with total outstanding amount of $13 million, and a weighted average interest rate of 3.70%, as of December 31, 2016. The largest amount outstanding granted at any month-end during 2016 was $13 million.

iii) Banco Patagonia, S.A., in which the Bank’s director João Carlos de Nóbrega Pecego is also President of Banco Patagonia, S.A.. Several loans were made to Banco Patagonia, S.A. during the year 2016, with total outstanding amount of $21 million, and a weighted average interest rate of 3.67%, as of December 31, 2016. The largest amount outstanding granted at any month-end during 2016 was $24 million.

All of the abovementioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. The loan transactions did not involve more than the normal risk of collectibility or present other unfavorable features. In accordance with the Risk Policy and Assesment Committee’s charter, directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

As of December 31, 2016 and 2015 the Bank had credit transactions in the normal course of business with 16%, for both periods, respectively, of its Class A and B stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2016 and 2015, approximately 10% and 9%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class A and “B” stockholders and their related parties. As of December 31, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class A or B shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

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

On January 17, 2017, the Bank’s Board, approved a quarterly cash dividend distributed to holders of common shares of $0.385 per share pertaining to the fourth quarter of 2016. The cash dividend was announced on January 18, 2017 and was paid on February 16, 2017 to the Bank’s stockholders registered as of February 1, 2017.

No special dividends were declared during three-year period ended December 31, 2016.

The following table presents information about common dividends paid on the dates indicated:

Payment date	Record date	Dividend per share
February 16, 2017	February 1, 2017	$0.385
November 17, 2016	October 31, 2016	$0.385
August 17, 2016	August 3, 2016	$0.385
May 11, 2016	April 25, 2016	$0.385
February 23, 2016	February 10, 2016	$0.385
November 6, 2015	October 26, 2015	$0.385
August 4, 2015	July 27, 2015	$0.385
May 5, 2015	April 27, 2015	$0.385
January 13, 2015	January 5, 2015	$0.385
November 7, 2014	October 27, 2014	$0.35
August 5, 2014	July 28, 2014	$0.35
May 6, 2014	April 28, 2014	$0.35
January 14, 2014	January 6, 2014	$0.35

The Bank has no preferred shares issued and outstanding as of December 31, 2016.

B.	Significant Changes

On April 3, 2017, through an official letter from the National Banking and Securities Commission of Mexico, was obtained the approval for the closing of the Representative Office in Mexico, Monterrey.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol BLX. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2016	30.50	19.63
2015	34.49	22.16
2014	34.90	24.29
2013	28.82	21.70
2012	23.15	16.00
2017:
March	28.79	26.30
February	28.57	26.25
January	30.42	26.95
2016:
December	30.50	28.12
November	29.45	25.92
October	29.55	25.36
2017:
First Quarter	30.42	26.25
2016:
First Quarter	25.60	19.63
Second Quarter	27.76	21.95
Third Quarter	29.35	25.85
Fourth Quarter	30.50	25.36
2015:
First Quarter	33.34	26.66
Second Quarter	34.49	29.83
Third Quarter	32.72	22.87
Fourth Quarter	28.85	22.16

(1)	Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source from NYSE Connect.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 77.5% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2016. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding shares regarding the Class F shares.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2016, no Class F shares or preferred shares were issued and outstanding.

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

Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for special rates applicable to “qualified dividend income” received by an individual, provided, that (1) the Bank is not a “passive foreign investment company” (“PFIC”) in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

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

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a PFIC. A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Internal Revenue Service (“IRS”) issued a notice in 1989 (the “Notice”), and has proposed regulations (the “Proposed Regulations”), that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception”. The Notice and the Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the Proposed Regulations have been outstanding since 1994 and will not be effective unless finalized.

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. However, based on certain estimates of the Bank’s gross income and gross assets and the nature of its business, the Bank did not qualify as a PFIC for the taxable year ending December 31, 2016.

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

General Principle

The Bank is exempt from income tax in Panama under a special exemption granted to the Bank pursuant to Contract Law 103-78 of July 25, 1978 between Panama and Bladex. In addition, under general rules of income tax in Panama, only income that is deemed to be Panamanian source income is subject to taxation in Panama. Accordingly, since the Bank’s income is derived primarily from sources outside of Panama and is not deemed to be Panamanian source income, even in the absence of the special exemption, the Bank would have limited income tax liability in Panama.

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

The Bank’s businesses are subject to market risk. The components of this market risk are interest rate risk inherent in the Bank’s financial position, foreign exchange risk, and the price risk in the Bank’s Investment Securities Portfolio.

For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Item 5, “Operating and Financial Review and Prospects/Liquidity and Capital Resources.”

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.7, 5.7, 5.8 and 18. For information regarding financial instruments, see Item 4, “Information on the Company/Business Overview/Financial instruments,” and Item 18, “Financial Statements,” note 5.

Interest Rate Risk Management and Sensitivity

The table below lists for each of the years from 2017 to 2021 the notional amounts and weighted interest rates, as of December 31, 2016, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps, forward currency exchange agreements, and trading liabilities.

As of December 31, 2016

Expected maturity date
	2017	2018	2019	2020	2021	There- after	Without maturity	Total 2016	Fair value 2016
($ Equivalent in thousands)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	3,987	-	24,772	10,153	42,607	18,905	-	100,423	99,013
Average fixed rate	3.50%	-	8.26%	5.02%	4.70%	4.09%	-	5.45%
Floating rate
U.S. Dollars	-	-	8,000	-	-	-	-	8,000	8,000
Average floating rate	-	-	2.37%	-	-	-	-	2.37%
Loans
Fixed rate
U.S. Dollars	2,487,723	27,657	2,147	397	-	-	-	2,517,924	2,522,771
Average fixed rate	3.18%	4.01%	4.95%	5.08%	-	-	-	3.19%
Mexican Peso	165,113	9,985	7,919	6,239	2,374	-	-	191,631	196,351

Expected maturity date
	2017	2018	2019	2020	2021	There- after	Without maturity	Total 2016	Fair value 2016
($ Equivalent in thousands)
Average fixed rate	7.68%	8.00%	8.11%	7.76%	8.51%	-	-	7.73%
Floating rate
U.S. Dollars	1,884,275	685,445	416,579	152,079	56,042	12,807	-	3,207,227	3,304,614
Average floating rate	3.56%	4.43%	4.66%	4.64%	5.20%	5.42%	-	3.98%
Mexican Peso	24,367	32,618	18,208	11,728	11,537	5,491	-	103,949	110,507
Average floating rate	9.47%	9.29%	9.17%	9.11%	9.00%	8.99%	-	9.24%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,237,883	-	-	347,238	4,828	-	-	1,589,949	1,597,952
Average fixed rate	2.08%	-	-	3.25%	2.85%	-	-	2.34%
Mexican Peso	10,374	9,715	7,581	6,179	2,374	-	-	36,223	41,406
Average fixed rate	5.94%	6.10%	6.40%	6.83%	8.12%	-	-	6.37%
Euro Dollar	-	-	-	-	-	52,574	-	52,574	63,868
Average fixed rate	-	-	-	-	-	3.75%	-	3.75%
Japanese Yen	-	25,651	69,586	-	-	-	-	95,238	91,699
Average fixed rate	-	0.70%	0.46%	-	-	-	-	0.53%
Australian Dollar	-	-	-	21,717	-	-	-	21,717	22,107
Average fixed rate	-	-	-	3.33%	-	-	-	3.33%
Floating rate
U.S. Dollars	682,045	405,000	186,000	-	-	-	-	1,273,045	1,278,544
Average floating rate	1.35%	1.94%	2.19%	-	-	-	-	1.66%
Mexican Peso	-	112,773	70,425	-	-	-	-	183,199	182,698
Average floating rate	-	6.49%	6.19%	-	-	-	-	6.38%

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	-	4,500	-	5,000	13,200	-	22,700	22,428
Average pay rate	-	-	9.75%	-	3.25%	4.26%	-	5.13%
Average receive rate	-	-	8.87%	-	2.21%	3.06%	-	4.02%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	18,487	-	-	-	-	-	-	18,487	18,524
Average pay rate	3.80%	-	-	-	-	-	-	3.80%
Average receive rate	3.41%	-	-	-	-	-	-	3.41%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	632,000	50,000	17,000	13,000	40,000	-	-	752,000	750,704
Average pay rate	1.31%	1.91%	1.87%	2.12%	2.30%	-	-	1.43%
Average receive rate	1.30%	1.64%	0.58%	0.59%	0.58%	-	-	1.25%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	400,000	-	-	350,000	5,000	-	-	755,000	753,285
Average pay rate	3.68%	-	-	2.54%	2.62%	-	-	3.14%
Average receive rate	3.75%	-	-	3.25%	2.85%	-	-	3.51%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	367	-	-	-	-	8,350	-	8,718	1,279
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	4.40%	-	-	-	-	4.68%	-	4.67%
Pay U.S. Dollars	-	64,948	146,505	23,025	-	70,895	-	305,373	(44,915)
U.S. Dollars fixed rate	-	-	-	2.53%	-	-	-	2.53%
U.S. Dollars floating rate	-	2.10%	2.28%	-	-	3.90%	-	2.65%
Receive Mexican Peso	-	40,000	73,312	-	-	2,128	-	115,439	(26,775)
Mexican Peso floating rate	-	6.49%	6.19%	-	-	4.49%	-	6.26%
Pay Mexican Peso	367	-	-	-	-	8,350	-	8,718	1,279
Mexican Peso floating rate	8.08%	-	-	-	-	9.10%	-	9.06%

Expected maturity date
	2017	2018	2019	2020	2021	There- after	Without maturity	Total 2016	Fair value 2016
($ Equivalent in thousands)
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768	(12,549)
Euro Dollar fixed rate	-	-	-	-	-	1.85%	-	1.85%
Receive Japanese Yen	-	24,948	73,193	-	-	-	-	98,141	(4,338)
Japanese Yen fixed rate	-	0.65%	0.46%	-	-	-	-	0.51%
Receive Australian Dollar	-	-	-	23,025	-	-	-	23,025	(1,253)
Australian Dollar fixed rate	-	-	-	1.42%	-	-	-	1.42%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	166,102	-	-	-	-	-	-	166,102	6,339
Average exchange rate	19.76%	-	-	-	-	-	-	19.76%
Receive U.S. Dollars/ Pay Brazilian Reales	3,780	-	-	-	-	-	-	3,780	(131)
Average exchange rate	3.39%	-	-	-	-	-	-	3.39%
Receive Euro Dollars/ Pay U.S. Dollars	119,203	45,027	-	-	-	-	-	164,230	(9,564)
Average exchange rate	1.11%	1.16%	-	-	-	-	-	1.12%
Receive Mexican Peso/ Pay U.S. Dollars	25,946	-	-	-	-	-	-	25,946	(24,181)
Average exchange rate	20.37%	-	-	-	-	-	-	20.37%

(1)	Borrowings and placements include short and long-term borrowings and debt, gross of prepaid commissions.

As of December 31, 2015

Expected maturity date
	2016	2017	2018	2019	2020	There- after	Without maturity	Total 2015	Fair value 2015
($ Equivalent in thousands)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	45,945	19,850	19,000	53,044	13,500	86,848	-	238,187	234,081
Average fixed rate	4.15%	4.07%	4.60%	7.38%	5.68%	4.74%	-	5.20%
Mexican Peso	-	-	-	-	-	-	-	-
Average fixed rate	-	-	-	-	-	-	-	-
Floating rate
U.S. Dollars	3,500	-	-	8,000	-	-	-	11,500	9,461
Average floating rate	1.96%	-	-	2.38%	-	-	-	2.25%
Loans
Fixed rate
U.S. Dollars	2,890,800	52,957	26,894	2,604	1,030	-	-	2,974,286	2,986,425
Average fixed rate	2.78%	4.04%	4.02%	4.98%	5.11%	-	-	2.82%
Mexican Peso	179,679	8,324	6,967	5,104	2,782	-	-	202,856	206,360
Average fixed rate	5.01%	7.95%	7.96%	7.98%	7.11%	-	-	5.33%
Floating rate
U.S. Dollars	1,587,251	907,325	499,240	292,708	106,065	29,308	-	3,421,898	3,530,991
Average floating rate	3.35%	3.69%	3.93%	4.08%	3.76%	4.12%	-	3.61%
Mexican Peso	25,248	34,291	17,733	4,425	3,429	7,577	-	92,705	96,614
Average floating rate	6.23%	6.76%	7.16%	7.23%	6.41%	6.46%	-	6.68%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,686,784	445,471	-	-	348,263	-	-	2,480,517	2,377,839
Average fixed rate	0.90%	3.54%	-	-	3.25%	-	-	1.70%
Mexican Peso	15,535	7,272	5,946	4,348	2,782	-	-	35,884	39,285
Average fixed rate	4.64%	5.43%	5.60%	5.73%	5.91%	-	-	5.19%
Euro Dollar	54,410	-	-	-	56,820	-	-	111,230	110,697

Expected maturity date
	2016	2017	2018	2019	2020	There- after	Without maturity	Total 2015	Fair value 2015
($ Equivalent in thousands)
Average fixed rate	0.40%	-	-	-	3.75%	-	-	2.11%
Japanese Yen	13,290	-	25,035	-	-	-	-	38,325	37,424
Average fixed rate	0.32%	-	0.70%	-	-	-	-	0.57%
Floating rate
U.S. Dollars	975,455	275,045	355,000	30,000	-	-	-	1,635,501	1,639,292
Average floating rate	0.99%	1.83%	1.61%	1.95%	-	-	-	1.28%
Mexican Peso	8,154	1,710	116,751	1,512	3,688	-	-	131,815	128,207
Average floating rate	4.29%	5.19%	3.95%	5.15%	4.88%	-	-	4.03%

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	4,000	5,000	8,500	4,000	33,200	-	54,700	53,525
Average pay rate	-	3.88%	5.57%	7.08%	5.75%	4.32%	-
Average receive rate	-	3.30%	6.37%	8.75%	3.90%	2.56%	-
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	63,429	18,524	-	-	-	-	-	81,953	81,910
Average pay rate	4.13%	3.80%	-	-	-	-	-
Average receive rate	3.79%	3.41%	-	-	-	-	-
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	775,000	25,000	-	17,000	13,000	40,000	-	870,000	868,021
Average pay rate	0.74%	0.00%	-	0.42%	2.12%	2.30%	-
Average receive rate	0.95%	1.35%	-	1.87%	0.42%	0.42%	-
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	400,000	-	-	350,000	-	-	750,000	750,963
Average pay rate	-	2.97%	-	-	2.00%	-	-
Average receive rate	-	3.75%	-	-	3.25%	-	-

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	415	976	-	-	-	-	-	1,392	322
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	3.54%	4.49%	-	-	-	-	-	4.21%
Pay U.S. Dollars	154,850	-	64,948	-	-	68,768	-	288,565	(23,732)
U.S. Dollars fixed rate	0.38%	-	-	-	-	-	-	0.38%
U.S. Dollars floating rate	-	-	2.56%	-	-	3.75%	-	3.17%
Receive Mexican Peso	-	-	40,000	-	-	-	-	40,000	(10,668)
Mexican Peso floating rate	-	-	3.72%	-	-	-	-	3.72%
Pay Mexican Peso	415	976	-	-	-	-	-	1,392	322
Mexican Peso fixed rate	3.54%	-	-	-	-	-	-	3.54%
Mexican Peso floating rate	-	4.49%	-	-	-	-	-	4.49%
Receive Euro Dollar	141,762	-	-	-	-	68,768	-	210,530	(13,228)
Euro Dollar fixed rate	0.39%	-	-	-	-	3.75%	-	1.49%
Receive Japanese Yen	13,088	-	24,948	-	-	-	-	38,035	224
Japanese Yen fixed rate	0.32%	-	0.71%	-	-	-	-	0.57%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	167,908	-	-	-	-	-	-	167,908	1,867
Average exchange rate	16.59%	-	-	-	-	-	-	16.59%
Receive U.S. Dollars/ Pay Brazilian Reales	3,818	-	-	-	-	-	-	3,818	(28)
Average exchange rate	4.03%	-	-	-	-	-	-	4.03%
Receive U.S. Dollars/ Pay Euro Dollars	75,092	-	-	-	-	-	-	75,092
Average exchange rate	1.14%	-	-	-	-	-	-	1.14%
FINANCIAL LIABILITIES AT FVTPL:
Financial liabilities at FVTPL
Interest rate swaps:
U.S. Dollars fixed to floating	14,000	-	-	-	-	-	-	14,000	13,986
Average pay rate	5.54%	-	-	-	-	-	-	5.54%
Average receive rate	5.19%	-	-	-	-	-	-	5.19%

(1)	Borrowings and placements include Repos and short and long-term borrowings and debt, gross of prepaid commissions.

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

For information regarding the fair value disclosure of financial instruments, see Item 18, “Financial Statements,” note 18.

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes loans mostly in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding, which, though economically hedged, might give rise to some accounting volatility.

The Bank does not run any foreign exchange trading business nor does it maintain open positions in any currencies beyond the minimum operational balances required to run the business of its representative offices.

Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk, nor does it hold significant open foreign exchange positions. As of December 31, 2016, the Bank had an equivalent of $528 million in non-U.S. dollar financial assets and $529 million of non-U.S. dollar financial liabilities.

The Bank maintains a Mexican pesos loan book, which as of December 31, 2016 amounted to the equivalent of US$296 million. This book is entirely funded with liabilities denominated in the same currency in order to avoid any currency mismatch.

For more information regarding the Risk Management, Market Risk, and Currency Risk, see Item 18, “Financial Statements,” notes 27, 27.1 and 27.3.

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

The table below lists the carrying amount and fair value of the Investment Securities Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2016		As of December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Financial instruments at FVOCI	30,607	30,607	141,803	141,803
Securities at amortized cost (1)	77,816	76,406	108,741	101,933
Interest rate swaps (2)	(272)	(272)	(1,190)	(1,190)

(1)	Amounts do not include allowance for ECL of $602 thousand, and $526 thousand, as of December 31, 2016 and 2015, respectively.
(2)	As of December 31, 2016 and 2015, includes interest rate swaps that applies for hedge accounting.

For additional information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.7, 5.7 and 18, and for information regarding financial instruments, see Item 18, “Financial Statements,” notes 5.3, 5.4 and 18.

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

The Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”), evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2016, and concluded that they were effective as of December 31, 2016.

b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2016. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

Management’s evaluation was based on the criteria set forth by the Internal Control-Integrated Framework 2013 of the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2016, the Bank’s internal control over financial reporting was effective.

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

c)	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Bank and our report dated April 28, 2017, expressed an unqualified opinion on those financial statements.

April 28, 2017

Panama, Republic of Panama

d)	Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit and Compliance Committee Financial Expert

The Board has determined that at least one member of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque. Mr. Menéndez Duque is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.

See Item 6.A, “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial and principal accounting officers. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s amended Code of Ethics, approved by the Nomination and Compensation Committee in its meeting held on July 13, 2015, was filed with the SEC as an Exhibit to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, on April 29, 2016, and may also be found on the Bank’s website at http://www.bladex.com/en/investors/governance-documents (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002). Written requests for copies should be directed to the attention of Christopher Schech, Chief Financial Officer, via e-mail to cschech@bladex.com. A copy of the Bank’s amended Code of Ethics will be provided to any person without charge upon request.

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	As of December 31,
	2016	2015

Audit fees	$647,767	$641,255
Audit-related fees	217,959	343,431
Tax fees	0	0
All other fees	0	0
Total	$865,726	$984,686

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs as part of the normal course of business of the Bank.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Item19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation*

Exhibit 1.2.	By-Laws**

Exhibit 8.1.	List of Subsidiaries***

Exhibit 11.1.	Code of Ethics ****

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a) ***

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a) ***

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 ***

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002***

* Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009.

** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010.

*** Filed herewith.

**** Filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 29, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Rubens V. Amaral Jr.
Chief Executive Officer

April 28, 2017

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

Banco Latinoamericano

     de Comercio Exterior, S.A.

     and Subsidiaries

Consolidated Financial Statements

     as of December 31, 2016 and 2015

With Report Of Independent Registered Public Accounting Firm

F-1

Banco Latinoamericano de Comercio Exterior, S.A.

    and Subsidiaries

Consolidated Financial Statements

     as of December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2017 expressed an unqualified opinion on the Bank's internal control over financial reporting.

April 28, 2017

Panama, Republic of Panama

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of financial position
For the years ended December 31, 2016 and 2015
(In US$ thousand)

	Notes	2016	2015
Assets
Cash and cash equivalents	4,18	1,069,538	1,299,966
Financial Instruments:
At fair value through profit or loss	5.2,18	-	53,411
At fair value through OCI	5.3,18	30,607	141,803
Securities at amortized cost, net	5.4,18	77,214	108,215
Loans at amortized cost	5.6	6,020,731	6,691,749
Less:
Allowance for expected credit losses	5.6	105,988	89,974
Unearned interest and deferred fees	5.6	7,249	9,304
Loans at amortized cost, net		5,907,494	6,592,471

At fair value - Derivative financial instruments used for hedging – receivable	5.7,5.8,18	9,352	7,400

Property and equipment, net	7	8,549	6,173
Intangibles, net	8	2,909	427

Other assets:
Customers' liabilities under acceptances	18	19,387	15,100
Accrued interest receivable	18	44,187	45,456
Other assets	9	11,546	15,794
Total of other assets		75,120	76,350
Total assets		7,180,783	8,286,216

Liabilities and stockholders' equity
Deposits:	10,18
Noninterest-bearing - Demand		1,617	639
Interest-bearing - Demand		125,397	243,200
Time		2,675,838	2,551,630
Total deposits		2,802,852	2,795,469

At fair value – Derivative financial instruments used for hedging – payable	5.7,5.8,18	59,686	29,889

Financial liabilities at fair value through profit or loss	5.1,5.8,18	24	89
Securities sold under repurchase agreement	5.8,11,18	-	114,084
Short-term borrowings and debt	12.1,18	1,470,075	2,430,357
Long-term borrowings and debt, net	12.2,18	1,776,738	1,881,813

Other liabilities:
Acceptances outstanding	18	19,387	15,100
Accrued interest payable	18	16,603	17,716
Allowance for expected credit losses on loan commitments and financial guarantees contracts	6	5,776	5,424
Other liabilities	13	18,328	24,344
Total other liabilities		60,094	62,584
Total liabilities		6,169,469	7,314,285

Stockholders' equity:	14,15,16,19
Common stock		279,980	279,980
Treasury stock	15	(69,176)	(73,397)
Additional paid-in capital in excess of assigned value of common stock		120,594	120,177
Capital reserves		95,210	95,210
Retained earnings		587,507	560,642
Accumulated other comprehensive loss	5.3,5.7,19	(2,801)	(10,681)
Total stockholders' equity		1,011,314	971,931
Total liabilities and stockholders' equity		7,180,783	8,286,216

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2016, 2015 and 2014
(In US$ thousand, except per share amounts)

	Notes	2016	2015	2014

Interest income:
Deposits		4,472	2,050	1,545
At fair value through OCI		2,254	6,033	8,115
At amortized cost		239,172	212,229	203,238
Total interest income		245,898	220,312	212,898
Interest expense:
Deposits		20,131	11,788	11,245
Short-term borrowings and debt		16,530	23,005	23,893
Long-term borrowings and debt		54,028	40,040	36,424
Total interest expense		90,689	74,833	71,562

Net interest income		155,209	145,479	141,336

Other income:
Fees and commissions, net	21	14,306	19,200	17,502
Derivative financial instruments and foreign currency exchange	5.7	(486)	(23)	208
(Loss) Gain per financial instrument at fair value through profit or loss	22	(2,883)	5,731	2,361
(Loss) Gain per financial instrument at fair value through OCI		(356)	363	1,871
Gain on sale of loans at amortized cost		806	1,505	2,546
Other income		1,378	1,603	1,786
Net other income		12,765	28,379	26,274

Total income		167,974	173,858	167,610

Expenses:
Impairment loss from expected credit losses on loans at amortized cost	5.6	34,760	17,248	6,782
Impairment loss from expected credit losses on investment securities	5.3,5.4	3	5,290	1,030
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	6	352	(4,448)	3,819
Salaries and other employee expenses	23	25,196	30,435	31,566
Depreciation of equipment and leasehold improvements	7	1,457	1,371	1,545
Amortization of intangible assets	8	629	596	942
Other expenses	24	18,532	19,382	19,560
Total expenses		80,929	69,874	65,244
Profit for the year		87,045	103,984	102,366

Earnings per share:
Basic	14	2.23	2.67	2.65
Diluted	14	2.22	2.66	2.63
Weighted average basic shares	14	39,085	38,925	38,693
Weighted average diluted shares	14	39,210	39,113	38,882

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss and other comprehensive income
For the years ended December 31, 2016, 2015 and 2014
(In US$ thousand)

	Notes	2016	2015	2014

Profit for the year		87,045	103,984	102,366
Other comprehensive income (loss):
Items that are or may be reclassified to consolidated statement of profit or loss:
Net change in unrealized gain (losses) on financial instruments at fair value through OCI	19	8,078	(2,114)	2,212
Net change in unrealized losses on derivative financial instruments	19	(198)	(730)	(349)
Other comprehensive income (loss)	19	7,880	(2,844)	1,863

Total comprehensive income for the year		94,925	101,140	104,229

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2016, 2015 and 2014
(In US$ thousand)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances at January 1, 2014	279,980	(82,008)	120,624	95,210	454,896	(9,700)	859,002
Profit for the year	-	-	-	-	102,366	-	102,366
Other comprehensive income	-	-	-	-	-	1,863	1,863
Issuance of restricted stock	-	629	(629)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	2,573	-	-	-	2,573
Exercised options and stock units vested	-	4,392	(2,924)	-	-	-	1,468
Repurchase of "Class B" and "Class E" common stock	-	(640)	-	-	-	-	(640)
Dividends declared	-	-	-	-	(55,593)	-	(55,593)
Balances at December 31, 2014	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039

Profit for the year	-	-	-	-	103,984	-	103,984
Other comprehensive income	-	-	-	-	-	(2,844)	(2,844)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	3,296	-	-	-	3,296
Exercised options and stock units vested	-	2,971	(1,504)	-	-	-	1,467
Dividends declared	-	-	-	-	(45,011)	-	(45,011)
Balances at December 31, 2015	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931

Profit for the year	-	-	-	-	87,045	-	87,045
Other comprehensive income	-	-	-	-	-	7,880	7,880
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	3,063	-	-	-	3,063
Exercised options and stock units vested	-	2,962	(1,387)	-	-	-	1,575
Dividends declared	-	-	-	-	(60,180)	-	(60,180)
Balances at December 31, 2016	279,980	(69,176)	120,594	95,210	587,507	(2,801)	1,011,314

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2016, 2015 and 2014
(In US$ thousand)

	2016	2015	2014

Cash flows from operating activities
Profit for the year	87,045	103,984	102,366
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Activities of derivative financial instruments used for hedging	21,333	(2,279)	33,338
Depreciation of equipment and leasehold improvements	1,457	1,371	1,545
Amortization of intangible assets	629	596	942
Impairment loss from expected credit losses	35,115	18,090	11,638
Net loss (gain) on sale of financial assets at fair value through OCI	356	(363)	(1,871)
Compensation cost - share-based payment	3,063	3,296	2,573
Interest income	(245,898)	(220,312)	(212,898)
Interest expense	90,689	74,833	71,562
Net decrease (increase) in operating assets:
Net (increase) decrease in pledged deposits	(29,148)	6,546	(30,178)
Financial instruments at fair value through profit or loss	53,411	2,545	11,738
Net decrease (increase) in loans at amortized cost	650,217	(7,410)	(536,075)
Other assets	(39)	(7,738)	(5,191)
Net increase (decrease) in operating liabilities:
Net increase due to depositors	7,383	288,775	145,358
Financial liabilities at fair value through profit or loss	(65)	37	(20)
Other liabilities	(1,774)	6,398	3,646
Cash provided by operating activities:
Interest received	247,167	223,033	205,519
Interest paid	(91,802)	(71,972)	(70,530)
Net cash provided by (used in) operating activities	829,139	419,430	(266,538)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(3,973)	(615)	(87)
Acquisition of intangible assets	(3,111)	-	(83)
Proceeds from disposal of equipment and leasehold improvements	140	32	13
Proceeds from disposal of intangible assets	-	1	7
Proceeds from the redemption of of financial instruments at fair value through OCI	107,088	151,131	62,535
Proceeds from the sale of financial instruments at fair value through OCI	102,655	118,210	223,219
Proceeds from maturities of financial instruments at amortized cost	55,240	44,923	19,883
Purchases of financial instruments at fair value through OCI	(84,153)	(86,629)	(287,770)
Purchases of financial instruments at amortized cost	(24,600)	(96,920)	(40,305)
Net cash provided by (used in) investing activities	149,286	130,133	(22,588)

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings and debt and securities sold under repurchase agreements	(1,074,366)	(448,615)	1,529
Proceeds from long-term borrowings and debt	403,489	946,084	641,138
Repayments of long-term borrowings and debt	(508,564)	(462,559)	(389,490)
Dividends paid	(60,135)	(59,943)	(54,262)
Exercised stock options	1,575	1,467	1,469
Repurchase of common stock	-	-	(640)
Net cash (used in) provided by financing activities	(1,238,001)	(23,566)	199,744

Net (decrease) increase in cash and cash equivalents	(259,576)	525,997	(89,381)
Cash and cash equivalents at beginning of the year	1,267,302	741,305	830,686
Cash and cash equivalents at end of the year	1,007,726	1,267,302	741,305

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

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

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representacao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representacao Ltda. on April 2016, being the former the extinct company under Brazilian law and prevailing the acquiring company Bladex Representacao Ltda.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

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

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

The consolidated financial statements have been authorized for issue by resolution of the Board of Directors dated February 14, 2017.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and Interpretations issued by the IFRS Interpretation Committee (formerly known as IFRIC).

2.2	Basis of valuation and presentation currency

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, derivative financial instruments, investments and other financial assets at fair value through other comprehensive income. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (US dollar), which is the functional currency of the Bank.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

2.	Basis of preparation of the consolidated financial statements (continued)

2.3	Basis of consolidation (continued)

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

3.	Summary of significant accounting policies

The following are the significant accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements.

3.1	Currency and foreign currency transactions

3.1.1	Foreign currency transactions

For each entity, the Bank determines the functional currency, and items included in the consolidated financial statements of each entity are measured using the functional currency.

3.1.2	Transactions and balances

Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using month-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the accumulated other comprehensive income (loss) in the consolidated statement of changes in equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollar using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the gain (loss) on foreign currency exchange line item.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.1	Currency and foreign currency transactions (continued)

3.1.2	Transactions and balances (continued)

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

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

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

3.3.3	Business model assessment

The Bank makes an assessment of the objective of the business model in which the financial asset is held at a portfolio level, because this reflects the way the business is managed and information is provided to management. The information considers the following:

-	The Bank’s policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
-	How the performance of the portfolio is evaluated and reported to the Bank’s management;
-	The risk that affect the performance of the business model and how those risks are managed;
-	The frequency, volume and timing of sales in prior periods, the reason for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s stated objective for managing the financial assets is achieved and how cash flows are realized.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3.4	Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the assessment, the Bank considers the following:

-	Contingent events that would change the amount and timing of cash flows;
-	Leverage features;
-	Prepayment and extension terms;
-	Terms that limit the Bank’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and features that modify consideration of the time value of money (e.g. periodical reset of interest rates).

3.3.5	Financial assets and liabilities at fair value through profit or loss (FVTPL)

Financial assets and liabilities at fair value through profit or loss include financial instruments acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Unrealized and realized gains and losses on assets and liabilities at FVTPL are recorded in the consolidated statement of profit or loss as net gain (loss) from financial instruments at FVTPL.

3.3.6	Financial assets at fair value through other comprehensive income (FVOCI)

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

Unrealized gains and losses are reported as net increases or decreases to accumulated other comprehensive income (loss) (“OCI”) in the consolidated statement of changes in equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

3.3.7	Financial assets at amortized cost

Financial assets classified at amortized cost represent securities and loans whose objective is to hold them in order to collect contractual cash flows over the life of the instrument. These securities and loans are measured at amortized cost if both of the following conditions are met:

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3.8	Reclassification

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model for managing financial assets.

3.3.9	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Bank could be required to repay.

The Bank enters into transactions whereby it transfers assets recognized on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred asset or portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3.9	Derecognition of financial assets and financial liabilities (continued)

Impairment of financial assets – investment securities

The Bank conducts periodic reviews for all of its securities. The Bank recognizes a loss allowance for expected credit losses on investment securities measured at fair value through other comprehensive income and investment securities measured at amortized cost. If at the reporting date, the credit risk of these financial instruments has not increased significantly since initial recognition, the Bank will measure the loss allowance for those financial instruments at an amount equal to 12-month expected credit losses. However, if the Bank determines that the credit risk of those financial instruments has increased significantly since initial recognition, then it measures a loss allowance at an amount equal to the lifetime expected credit losses. If the Bank has measured a loss allowance for a financial instrument at an amount equal to lifetime expected credit losses in the previous reporting year because of a significant increase in credit risk, but determines at the current reporting date that this presumption is no longer met; then it will measure the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date. The Bank recognizes in the consolidated statement of profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance to the amount that is required to be recognized at the reporting date.

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

If a security is no longer publicly traded or the entity´s credit rating is downgraded, this is not, by itself, evidence of impairment, but should be considered for impairment together with other information. A decline in the fair value of an investment security below its amortized cost is not necessarily evidence of impairment, as it may be due to an increase in market interest rates. Whether a decline in fair value below cost is considered significant or prolonged, must be assessed on an instrument-by-instrument basis and should be based on both qualitative and quantitative factors. However, the assessment of prolonged decline should not be compared to the entire period that the investment has been or is expected to be held.

3.4	Non-financial assets

A non-financial asset is an asset with a physical or intangible value and it is subject to the impairment guidelines prescribed in IAS 36 – Impairment of assets.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.4	Non-financial assets

3.4.1	Impairment of non-financial assets

A non-financial asset is impaired when an entity will not be able to recover that asset’s carrying value, either through using it or selling it. If circumstances arise which indicate that a non-financial asset might be impaired, a review should be undertaken of its cash generating abilities through use or sale. This review will produce an amount which should be compared with the assets’s carrying value, and if the carrying value is higher, the difference must be written off as an impairment in the consolidated statement of profit or loss. On the other hand, if there is any indication that previously recognized impairment losses may no longer exists or may have decreased, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

3.5	Loans - at amortized cost

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

Default

The Bank considers a financial asset to be in default when it presents any of the following characteristics:

-	The debtor is past due for more than 90 days in any of its obligations to the bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was due for more than 30 days;
-	Deterioration in the financial condition of the client, or the existence of other factors with the administration to estimate the possibility that the balance of principal and interest on customer loans is not fully recovered.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrate that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

In assessing whether a borrower is in default, the Bank considers indicators that are qualitative and quantitative based on data developed internally and obtained from external sources. Inputs into the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

Modified Loan

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.5	Loans - at amortized cost (continued)

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on the historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.5	Loans - at amortized cost (continued)

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

The Bank's lending policy is applicable to all types of loans.

3.6	Allowance for expected credit losses

The allowance for expected credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and loan commitments and financial guarantee contracts, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance for expected credit losses for loans at amortized cost is reported as a deduction of loans and, as a liability, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as, letters of credit and guarantees.

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the loans. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECLs (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECLs (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the entity will once again calculate the interest revenue on a gross basis.

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.6	Allowance for expected credit losses (continued)

Significant increase in credit risk

When assessing whether the credit risk on a loan has increased significantly, the Bank considers the change in the risk of default occurring since initial recognition. For a loan to be considered in “default”, management considers criteria used in the internal credit risk model and qualitative factors, such as financial covenants, when appropriate.

At each reporting date, the Bank assesses significant increases in credit risk based on the change in the risk of a default occurring over the expected life of the credit instrument. In order to make the assessment of whether there has been significant credit deterioration, the Bank considers reasonable and supportable information that is available without undue cost or effort and comparing:

-	The risk of a default occurring on the financial instrument as at the reporting date, and
-	The risk of a default occurring on the financial instrument as at the date of initial recognition.

For loan commitments, the Bank considers changes in the risk of a default occurring on the ‘potential’ loan to which a loan commitment relates, and for financial guarantee contracts, changes in the risk that the specified debtor will default, are taken into consideration. In order to determine whether there has been a significant increase in the credit risk of the financial instrument, the assessment is based on quantitative information and qualitative information. The Bank considers the following factors though not exhaustive, when measuring significant increase in credit risk:

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

The reserve balances, for exposures on loans at amortized cost and loan commitments and financial guarantees contracts, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month expected credit losses and lifetime probability of default to account for more than 12-month. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry, volatility and simulated scenarios based on forward-looking information. Management applies judgment and historical loss experience. Management also applies complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and, loan commitments and financial guarantee contracts of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.6	Allowance for expected credit losses (continued)

Write-off

When the Bank has no reasonable expectations of recovering the loan, then the gross carrying amount of the loan is directly reduced in its entirety; thus, constituting a derecognition event. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.

If the amount of loss on write-off is greater than the accumulated loss allowance, the differences will be recognized as an additional impairment loss.

3.7	Derivative financial instruments for risk management purposes and hedge accounting

Derivatives held for risk management purposes include all derivative assets and liabilities that are not classified as trading assets or liabilities. Derivatives held for risk management purposes are measured at fair value in the statement of financial position.

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objective and strategy in undertaking the hedge, together with the method that will be used to assess the effectiveness of the hedging relationship. The Bank makes an assessment, both at inception of the hedge relationship and on an ongoing basis, of whether the hedging instrument(s) is(are) expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged item(s) during the period for which the hedge is designated.

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and foreign exchange forward contracts have been used to manage interest rate and foreign exchange risks respectively associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency.

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

Derivatives held for trading purposes include interest rate swap, cross-currency swap, foreign exchange forward and future contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these financial instruments are included in gain or loss per financial instrument at fair value through profit or loss.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.7	Derivative financial instruments and hedge accounting (continued)

Economic relationship

As the Bank enters into a hedging relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rationale, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried by the Bank as the underlying of the hedging instrument matches, or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment considers, whether qualitative or quantitative, the following: a) maturity; b) nominal amount; c) cash flow dates; d) interest rate basis; and e) credit risk, including the effect of collateral, among others.

Hedge ratio

The hedge ratio is the ratio between the amount of hedged item and the amount of the hedging instrument. For most of the hedging relationships, the hedge ratio is 1:1 as the underlying of the hedging instrument perfectly matches the designated hedged risk. For a hedging relationship with a correlation between the hedged item and the hedging instrument that is not 1:1 relationship, generally set the hedge ratio so as to adjust for the type of relation in order to improve effectiveness.

Discontinuation of hedge accounting

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	It is determined that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated statement of financial position at fair value.

Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in the consolidated statement of profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk. If the hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and it is presented in the hedging reserve within equity and recognized in the consolidated statement of profit or loss when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of profit or loss as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the related amounts in OCI are reclassified into earnings when hedged cash flows occur.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.7	Derivative financial instruments and hedge accounting (continued)

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

3.8	Repurchase agreements

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

3.9	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

3.10	Recognition of income and expenses

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.10	Recognition of income and expenses (continued)

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

Fees received in connection with a modification of terms of a loan at amortized cost are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, financial guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

3.11	Property and equipment

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.12	Intangible assets

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

3.13	Offsetting of financial instruments

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

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains or losses arising from a group of similar transactions.

3.14	Operating leases

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.15	Provisions

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

3.16	Capital reserves

Capital reserves are established as an appropriation of retained earnings and are, as such, a form of retained earnings. Reductions of capital reserves require the approval of the Bank’s Board of Directors and the SBP. Other capital reserves include:

-	Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.
-	Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.
-	Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss.

3.17	Share–based payment transactions

The Bank applies IFRS 2 for share–based payment transactions to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the accelerated method. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stocks options and restricted stock units vested are exercised, the Bank’s policy is to reissue shares from treasury stock.

3.18	Income taxes

Current income tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax laws and regulations used to compute the amount are those that are enacted or substantively enacted by the reporting date.

-	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.
-	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
-	Bladex Development Corp. is subject to income taxes in Panama.
-	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-	The New York Agency and Bladex Holdings, Inc. incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.19	Earnings per share

Basic earnings per share is computed by dividing the profit for the year (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and restricted stock units plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

3.20	Treasury shares and contracts on own shares

The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury shares) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.

No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.21	Segment reporting

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

3.22	Judgments, estimates and significant accounting assumptions

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.22	Judgments, estimates and significant accounting assumptions (continued)

Fair value measurement

When the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but if this is not available, judgment is required to establish fair values. The judgments include considerations of liquidity and model inputs such as volatility for longer–dated derivatives and discount rates, prepayment rates and default rate assumptions for asset-backed securities. The valuation of financial instruments is described in more detail in Note 18.

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

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern. Therefore, the consolidated financial statements continue to be prepared on a going concern basis.

Impairment losses on loans at amortized cost

The Bank reviews its individually significant loans at amortized cost at each consolidated statement of financial position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident. The collective assessment takes account of data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

Impairment of investments securities measured at fair value through OCI and investment securities at amortized cost

The Bank reviews its debt securities classified as investments at fair value through OCI and investments at amortized cost at each reporting date to assess whether they are impaired. This requires similar judgment as applied to the individual assessment of the investment securities. The Bank records impairment charges when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is ‘significant’ or ‘prolonged’ requires judgment. In making this judgment, the Bank evaluates, among other factors, historical price movements and duration and extent to which the fair value of an investment is less than its cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.23	Future changes in applicable accounting policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

IFRS 16 Leases

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  IFRS 16 supersedes IAS 17 – Leases.

The Bank has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Bank will recognize new assets and liabilities for its operating leases of its Headquarter in Panama and its New York office premises. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Bank will use the optional exemptions with regards to short-term leases and leases for which the underlying asset is of low value. No significant impact is expected for the Bank’s finance leases.

As a lessee, the Bank is evaluating using the modified retrospective approach. The Bank will use the election consistently to all of its leases. The Bank currently plans to apply IFRS 16 initially on 1 January 2019. The Bank is evaluating, as a practical expedient for the transition approach, to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. The Bank is not required to make any adjustments for leases in which it is a lessor except where it is an intermediate lessor in a sub-lease. For the portion of the Head office premises that are being sub-leased, this sublease will be classified as a finance lease with reference to the right-of-use asset arising from the head lease. If the interest rate implicit on the sublease cannot be readily determined, the Bank will use the discount rate used for the head lease to measure the net investment in the sublease.

The Bank has not yet quantified the impact on its reported assets and liabilities for the adoption of IFRS 16. The quantitative effect will depend on, the transition method chosen, the extent to which the Bank uses the practical expedients and recognition exemptions, and any additional leases that the Bank enters into. The Bank expects to disclose its transition approach and quantitative information before adoption. The Bank expects that the adoption of IFRS 16 will not impact its ability to comply with the minimum regulatory capital requirements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

4.	Cash and cash equivalents

	December 31, 2016	December 31, 2015

Cash and due from banks	598,027	2,601
Interest-bearing deposits in banks	471,511	1,297,365
Total	1,069,538	1,299,966

Less:
Pledged deposits	61,812	32,664
Total cash and cash equivalents	1,007,726	1,267,302

Interest-bearing deposits in banks

Demand deposits

As of December 31, 2016 and 2015, cash in banks balances correspond to bank deposits, bearing interest based on the daily rates determined by banks for between 0.01% and 0.77% and 0.01% to 0.35%, respectively.

Time deposits

As of December 31, 2016 and 2015, cash equivalents balances correspond to demand deposits (overnight), bearing an average interest rate of 0.83% to 0.88% and 0.40% to 0.52%, respectively.

Pledged deposits

	December 31, 2016	December 31, 2015
Pledged deposits:
New York(1)	2,800	3,300
Panama(2)	59,012	29,364
Total	61,812	32,664

(1)	The New York Agency had a pledged deposit with the New York State Banking Department, as required by law since March 1994.
(2)	The Bank had pledged deposits to secure derivative financial instruments transactions and repurchase agreements.

5.	Financial instruments

5.1 Financial instruments at FVTPL – Fair value through profit or loss

The fair value of financial liabilities at FVTPL is as follows:

	December 31, 2016	December 31, 2015
Liabilities
Interest rate swaps	-	15
Foreign exchange forward	24	74
Total	24	89

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.1 Financial instruments at FVTPL – Fair value through profit or loss (continued)

The information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	December 31, 2016			December 31, 2015
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	-	-	-	14,000	-	15
Forward foreign exchange	1,274	-	24	1,675	-	74
Total	1,274	-	24	15,675	-	89

5.2 Investment Funds at FVTPL – Fair value through profit or loss

The Bank maintained an investment in the Alpha4X Feeder Fund (the “Feeder”) which was organized under a “Feeder-Master” structure. Under this structure, the Feeder invested all of its assets in the Master which in turn invested in various assets on behalf of its investor. At December 31, 2015, the investment funds consisted of the net asset value (NAV) of Bladex’s investment in the Feeder and in the Brazilian Fund.

The changes of the Bank´s investment in the Feeder were recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit and loss” line item. The Feeder was not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated Financial Statements” according to which the existing rights on the fund did not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2015 the Bank had a participation in that fund of 47.71%.

Bladex also reported the changes in the NAV of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank did not consolidate, because the existing rights on this fund did not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment was adjusted to recognize the Bank's participation in the profits or losses of the fund in the line “gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The following table summarizes the balances of investments in investment funds:

	December 31, 2016	December 31, 2015
Alpha4X Feeder Fund	-	49,585
Alpha4X Latam Fundo de Investimento Multimercado	-	3,826
	-	53,411

The Bank remained committed to being an investor of these funds until March 31, 2016 and was later redeemed completely.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of securities at fair value through other comprehensive income by country risk and type of debt are as follows:

	December 31, 2016
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	3,144	-	62	3,082
Venezuela	10,810	20	3	10,827
	13,954	20	65	13,909
Sovereign debt:
Brazil	2,926	-	140	2,786
Chile	5,229	-	59	5,170
Trinidad and Tobago	9,283	-	541	8,742
	17,438	-	740	16,698
	31,392	20	805	30,607

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

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

As of December 31, 2016, there were no securities at fair value through OCI guaranteeing repurchase transactions.

As of December 31, 2015, securities at fair value through OCI with a carrying value of $87.6 million were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	1,805	3	3,082	62	4,887	65
Sovereign debt	5,170	59	11,528	681	16,698	740
Total	6,975	62	14,610	743	21,585	805

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	63,611	1,010	21,204	9,600	84,815	10,610
Sovereign debt	23,468	846	33,520	3,350	56,988	4,196
Total	87,079	1,856	54,724	12,950	141,803	14,806

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	December 31, 2016	December 31, 2015	December 31, 2014
Realized gain on sale of securities	221	469	1,891
Realized loss on sale of securities	(577)	(106)	(20)
Net (loss) gain on sale of securities at fair value through other comprehensive income	(356)	363	1,871

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2016	December 31, 2015
1-4	30,607	133,989
5-6	-	6,224
7	-	1,590
8	-	-
9	-	-
10	-	-
Total	30,607	141,803

(1) Current ratings as of December 31, 2016 and 2015, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity are shown in the following tables:

	December 31, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due within 1 year	-	-	21,068	20,212
After 1 year but within 5 years	17,656	16,994	79,689	69,625
After 5 years but within 10 years	13,736	13,613	55,852	51,966
	31,392	30,607	156,609	141,803

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	234	178	6,737	7,149
Transfer to lifetime expected credit losses	(31)	456	-	425
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(15)	(168)	-	(183)
Financial assets that have been derecognized during the year	(174)	(203)	-	(377)
Changes due to financial instruments recognized as of December 31, 2015:	(220)	85	-	(135)
New financial assets originated or purchased	28	-	-	28
Write-offs	-	-	(6,737)	(6,737)
Allowance for expected credit losses as of December 31, 2016	42	263	-	305

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	701	1,408	-	2,109
Transfer to lifetime expected credit losses	(5,507)	5,507	-	-
Transfer to credit-impaired financial assets	-	(6,737)	6,737	-
Transfer to 12-month expected credit losses	-	-	-	-
Financial assets that have been derecognized during the year	(277)	-	-	(277)
Changes due to financial instruments recognized as of December 31, 2014:	(5,784)	(1,230)	6,737	(277)
New financial assets originated or purchased	5,317	-	-	5,317
Allowance for expected credit losses as of December 31, 2015	234	178	6,737	7,149

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.4	Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	December 31, 2016
		Unrealized
	Amortized Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	4,614	-	146	4,468
Panama	3,000	-	-	3,000
	7,614	-	146	7,468

Sovereign debt:
Brazil	11,179	37	194	11,022
Colombia	29,812	34	280	29,566
Mexico	20,541	-	1,059	19,482
Panama	8,670	198	-	8,868
	70,202	269	1,533	68,938
	77,816	269	1,679	76,406

	December 31, 2015
		Unrealized
	Amortized Cost (2)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	1,484	-	383	1,101
Costa Rica	5,000	-	-	5,000
Panama	20,008	45	-	20,053
	26,492	45	383	26,154

Sovereign debt:
Brazil	21,903	-	3,260	18,643
Colombia	30,599	-	1,530	29,069
Mexico	20,871	-	1,684	19,187
Panama	8,876	4	-	8,880
	82,249	4	6,474	75,779
	108,741	49	6,857	101,933

(1)	Amounts do not include allowance for expected credit losses of $602.
(2)	Amounts do not include allowance for expected credit losses of $526.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity are shown in the following tables:

	December 31, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due within 1 year	3,988	4,025	28,454	28,474
After 1 year but within 5 years	68,537	67,358	43,236	39,206
After 5 years but within 10 years	5,291	5,023	37,051	34,253
	77,816	76,406	108,741	101,933

As of December 31, 2016, there were no securities at amortized cost, guaranteeing repurchase transactions. As of December 31, 2015, securities at amortized cost with a carrying value of $56.3 million, were pledged to secure repurchase transactions accounted for as secured financings.Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2016	December 31, 2015
1-4	76,333	94,257
5-6	1,483	14,484
7	-	-
8	-	-
9	-	-
10	-	-
Total	77,816	108,741

(1)	Current ratings as of December 31, 2016 and 2015, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	348	178	-	526
Transfer to lifetime expected credit losses	(43)	444	-	401
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(5)	(91)	-	(96)
Financial assets that have been derecognized during the year	(317)	(28)	-	(345)
Changes due to financial instruments recognized as of December 31, 2015:	(365)	325	-	(40)
New financial assets originated or purchased	116	-	-	116
Allowance for expected credit losses as of December 31, 2016	99	503	-	602

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	276	-	-	276
Transfer to lifetime expected credit losses	(178)	178	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Financial assets that have been derecognized during the year	(207)	-	-	(207)
Changes due to financial instruments recognized as of December 31, 2014:	(385)	178	-	(207)
New financial assets originated or purchased	457	-	-	457
Allowance for expected credit losses as of December 31, 2015	348	178	-	526

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Recognition and derecognition of financial assets

During the years ended December 31, 2016, 2015 and 2014, the Bank sold certain financial instruments in the secondary market measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans at amortized cost” in the consolidated statement of profit or loss.

	Assignments and Participations	Gains

For the year ended December 31, 2016	157,242	724
For the year ended December 31, 2015	92,438	422
For the year ended December 31, 2014	515,552	2,169

5.6 Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	December 31, 2016	December 31, 2015
Corporations:
Private	2,655,910	3,254,792
State-owned	786,900	461,573
Banking and financial institutions:
Private	1,738,999	1,974,960
State-owned	544,877	612,677
Middle-market companies:
Private	294,045	387,747
Total	6,020,731	6,691,749

The composition of the gross loan portfolio by industry is as follows:

	December 31, 2016	December 31, 2015
Banking and financial institutions	2,283,876	2,587,637
Industrial	1,242,441	1,142,385
Oil and petroleum derived products	788,186	828,355
Agricultural	1,007,139	1,140,124
Services	419,440	670,013
Mining	54,000	110,655
Others	225,649	212,580
Total	6,020,731	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

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

The unearned discount interest and deferred commission amounted to $7,249 and $9,304 at December 31, 2016 and 2015, respectively.

Loans classified by borrower’s credit quality indicators are as follows:

December 31, 2016
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,714,936	646,797	1,457,984	259,981	174,107	4,253,805
5-6	863,937	140,103	281,015	284,896	84,938	1,654,889
7	58,673	-	-	-	-	58,673
8	4,000	-	-	-	-	4,000
9	-	-	-	-	35,000	35,000
10	14,364	-	-	-	-	14,364
Total	2,655,910	786,900	1,738,999	544,877	294,045	6,020,731

December 31, 2015
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	2,644,758	351,216	1,757,668	309,559	212,746	5,275,947
5-6	558,612	110,357	217,292	303,118	174,094	1,363,473
7	46,716	-	-	-	-	46,716
8	-	-	-	-	-	-
9	-	-	-	-	-	-
10	4,706	-	-	-	907	5,613
Total	3,254,792	461,573	1,974,960	612,677	387,747	6,691,749

(1)Current ratings as of December 31, 2016 and 2015, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	December 31, 2016	December 31, 2015
Country:
Argentina	325,321	142,437
Belgium	4,180	12,629
Bermuda	-	19,600
Bolivia	18,318	19,911
Brazil	1,163,825	1,605,497
Chile	69,372	195,290
Colombia	653,012	620,547
Costa Rica	400,371	341,490
Dominican Republic	243,696	384,353
Ecuador	129,269	169,164
El Salvador	104,723	68,465
France	-	6,000
Germany	50,000	97,000
Guatemala	315,911	457,700
Honduras	72,319	118,109
Jamaica	7,399	16,520
Luxembourg	14,722	-
Mexico	927,041	788,893
Nicaragua	36,949	16,820
Panama	498,651	455,405
Paraguay	108,068	116,348
Peru	467,408	511,250
Singapore	70,204	11,655
Switzerland	46,000	44,650
Trinidad and Tobago	184,389	200,000
United States of America	73,083	53,516
Uruguay	36,500	218,500
Total	6,020,731	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	December 31, 2016	December 31, 2015
Current:
Up to 1 month	896,310	1,031,608
From 1 month to 3 months	1,300,675	1,336,901
From 3 months to 6 months	1,267,194	1,094,885
From 6 months to 1 year	551,794	1,170,114
From 1 year to 2 years	631,629	1,000,553
From 2 years to 5 years	1,211,847	967,416
More than 5 years	95,918	37,943
	5,955,367	6,639,420

Impaired	65,364	52,329
Total	6,020,731	6,691,749

As of December 31, 2016, the range of annual interest rates on loans fluctuates from 1.21% to 12.69% (2015: 0.92% to 12.35%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31, 2016	December 31, 2015

Fixed interest rates	2,709,555	3,177,147
Floating interest rates	3,311,176	3,514,602
Total	6,020,731	6,691,749

As of December 31, 2016 and 2015, 93% and 90%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit-impaired balances is detailed as follows:

	December 31, 2016			2016
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	30,364	18,364	23,174	12,500	408
Middle-market companies	35,000	35,000	12,179	17,705	1,679
Total	65,364	53,364	35,353	30,205	2,087

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

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

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	December 31, 2016	December 31, 2015	December 31, 2014
Interest revenue calculated on the net carrying amount(net of credit allowance)	2,087	279	188

The following table presents an aging analysis of the loan portfolio:

December 31, 2016
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	4,000	14,364	18,364	-	3,424,446	3,442,810
Banking and financial institutions	-	-	-	-	-	-	2,283,876	2,283,876
Middle-market companies	-	-	-	35,000	35,000	-	259,045	294,045
Total	-	-	4,000	49,364	53,364	-	5,967,367	6,020,731

December 31, 2015
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	4,706	4,706	-	3,711,659	3,716,365
Banking and financial institutions	-	-	-	-	-	-	2,587,637	2,587,637
Middle-market companies	-	-	-	907	907	-	386,840	387,747
Total	-	-	-	5,613	5,613	-	6,686,136	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

As of December 31, 2016 and 2015 the Bank had credit transactions in the normal course of business with 16%, for both periods, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2016 and 2015, approximately 10% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

The allowances for expected credit losses related to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	21,151	89,974
Transfer to lifetime expected credit losses	(9,117)	9,119	-	2
Transfer to credit-impaired financial assets	(7)	(6,317)	6,324	-
Transfer to 12-month expected credit losses	2,038	(2,077)	38	(1)
Net effect of changes in reserve for expected credit losses	(39,621)	48,021	26,491	34,891
Financial assets that have been derecognized during the year	(65,640)	(16,756)	-	(82,396)
Changes due to financial instruments recognized as of December 31, 2015:	(112,347)	31,990	32,853	(47,504)
New financial assets originated or purchased	82,169	-	-	82,169
Write-offs	-	-	(18,807)	(18,807)
Recoveries of amounts previously written off	-	-	156	156
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	37,469	37,564	2,654	77,687
Transfer to lifetime expected credit losses	(9,147)	9,147	-	-
Transfer to credit-impaired financial assets	-	(24,186)	24,186	-
Transfer to 12-month expected credit losses	101	(812)	-	(711)
Financial assets that have been derecognized during the year	(31,774)	(12,815)	-	(44,589)
Changes due to financial instruments recognized as of December 31, 2014:	(40,820)	(28,666)	24,186	(45,300)
New financial assets originated or purchased	62,565	-	-	62,565
Write-offs	-	-	(5,689)	(5,689)
Recoveries of amounts previously written off	-	711	-	711
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	21,151	89,974

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes

Quantitative information on derivative financial instruments held for hedging purposes is as follows:

	December 31, 2016
		Carrying amount of the hedging instrument		Changes in fair value used for
	Nominal Amount	Asset	Liability	calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	796,202	40	(2,005)	(2,199)
Cross-currency interest rate swaps	291,065	2,561	(44,944)	(19,316)
Cash flow hedges:
Interest rate swaps	752,000	323	(1,699)	696
Cross-currency interest rate swaps	23,025	-	(1,254)	(1,313)
Foreign exchange forward	352,553	6,428	(9,653)	(5,093)
Net investment hedges:
Foreign exchange forward	3,780	-	(131)	(415)
Total	2,218,625	9,352	(59,686)	(27,640)

	December 31, 2015
		Carrying amount of the hedging instrument		Changes in fair value used for
	Nominal Amount	Asset	Liability	calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	886,631	2,549	(1,444)	647
Cross-currency interest rate swaps	214,067	322	(23,710)	14,731
Cash flow hedges:
Interest rate swaps	870,000	230	(2,254)	(258)
Cross-currency interest rate swaps	75,889	374	(395)	215
Foreign exchange forward	247,869	3,925	(2,058)	1,867
Net investment hedges:
Foreign exchange forward	3,818	-	(28)	28
Total	2,298,274	7,400	(29,889)	17,230

The hedging instruments presented in the tables above are located in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	December 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	627	Gain (loss) on interest rate swap	-	(1,258)
Cross-currency interest rate swaps	(1,299)	Gain (loss) on foreign exchange	-	16
		Interest income loans at amortized cost	-	(110)
Foreign exchange forward	233	Interest income – securities at FVOCI	-	-
		Interest income loans at amortized cost	(4,751)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	1,672	-
		Gain (loss) on foreign currency exchange	9,097	-
Total	(439)		6,018	(1,352)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes (continued)

	December 31, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	35	Gain (loss) on interest rate swap	-	(229)
Cross-currency interest rate swaps	5,367	Gain (loss) on foreign exchange	-	84
Foreign exchange forward	3,511	Interest income – securities at FVOCI	(694)	-
		Interest income loans at amortized cost	(1,821)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	166	-
		Gain (loss) on foreign currency exchange	12,539	-
Total	8,913		10,190	(145)

Derivatives – net investment hedge
Foreign exchange forward	(901)		-	-
Total	(901)		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7 Derivative financial instruments for hedging purposes (continued)

	December 31, 2014
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,947)	Gain (loss) on interest rate swap	-	(207)
Cross-currency interest rate swaps	(11,904)	Gain (loss) on foreign exchange	-	-
		Interest income loans at amortized cost	(4)	-
Foreign exchange forward	8,633	Interest income – securities at FVOCI	(238)	-
		Interest income loans at amortized cost	(2,011)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	-	-
		Gain (loss) on foreign currency exchange	3,011	-
Total	(5,218)		758	(207)

Derivatives – net investment hedge
Foreign exchange forward	38		-	-
Total	38		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	December 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(617)	1,593	976
	Interest income at amortized cost	(25)	2,023	1,998
	Interest expenses – borrowings and debt	4,558	(28,261)	(23,703)
	Derivative financial instruments and hedging	(2,077)	2,178	101
Cross-currency interest rate swaps	Interest income loans at amortized cost	(372)	928	556
	Interest expenses – borrowings and debt	195	(6,183)	(5,988)
	Derivative financial instruments and hedging	17,673	(16,752)	921
Total		19,335	(44,474)	(25,139)

	December 31, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(1,047)	1,514	467
	Interest income – loans at amortized cost	(376)	3,987	3,611
	Interest expenses – borrowings and debt	6,268	(24,026)	(17,758)
	Derivative financial instruments and hedging	(1,841)	1,688	(153)
Cross-currency interest rate swaps	Interest income – loans at amortized cost	(135)	348	213
	Interest expenses – borrowings and debt	744	(3,785)	(3,041)
	Derivative financial instruments and hedging	(19,522)	20,550	1,028
Total		(15,909)	276	(15,633)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7 Derivative financial instruments for hedging purposes (continued)

	December 31, 2014
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(1,800)	2,345	545
	Interest income at amortized cost	(361)	3,112	2,751
	Interest expenses – borrowings and debt	3,737	(16,204)	(12,467)
	Derivative financial instruments and hedging	(994)	1,021	27
Cross-currency interest rate swaps	Interest income loans at amortized cost	(853)	1,695	842
	Interest expenses – borrowings and debt	4,538	(10,031)	(5,493)
	Derivative financial instruments and hedging	(24,335)	24,434	99
Total		(20,068)	6,372	(13,696)

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	December 31, 2016
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	18,514	12	Loans at amortized cost
Issuances	752,910	2,089	Short and long term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	22,468	(232)	Financial instruments at FVOCI
Loans	1,469	(618)	Loans at amortized cost
Issuances	45,647	1,189	Short and long term borrowings and debt

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2015
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	81,931	-	Loans at amortized cost
Issuances	750,000	-	Short and long term borrowings and debt

The following tables detail the profile of the timing of the nominal amount of the hedging instrument:

	December 31, 2016
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	66,149	-	-	66,149
31 to 60 days	33,393	85,000	-	118,393
61 to 90 days	24,093	60,000	-	84,093
91 to 180 days	71,533	745,080	-	816,613
181 to 365 days	109,228	160,422	189	269,839
1 to 2 years	92,115	50,000	24,948	167,063
2 to 5 years	73,311	434,500	96,218	604,029
More than 5 years	-	13,200	79,246	92,446
Total	469,822	1,548,202	200,601	2,218,625

	December 31, 2015
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	106,371	25,000	-	131,371
31 to 60 days	15,134	265,000	-	280,134
61 to 90 days	38,739	90,000	-	128,739
91 to 180 days	48,811	345,000	-	393,811
181 to 365 days	197,482	80,000	415	277,897
1 to 2 years	534	480,931	442	481,907
2 to 5 years	40,000	397,500	24,948	462,448
More than 5 years	-	73,200	68,767	141,967
Total	447,071	1,756,631	94,572	2,298,274

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7 Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

The following tables detail the sources of ineffectiveness for our cash flow hedge positions:

	December 31, 2016
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	19	-	-	604	623
Foreign exchange risk	25	-	(4)	(5)	16
Total	44	-	(4)	599	639

	December 31, 2015
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	25	(136)	-	341	230
Foreign exchange risk	(25)	-	(72)	14	(83)
Total	-	(136)	(72)	355	147

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

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.19 years.

The Bank estimates that approximately $782 reported as losses in OCI as of December 31, 2016 related to foreign exchange forward contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2017.

The Bank estimates that approximately $1,019 of losses reported in OCI as of December 31, 2016 related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged available-for-sale securities during the twelve-month period ending December 31, 2017.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Derivative financial instruments for hedging purposes (continued)

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes as disclosed in Note 5.1.

5.8	Offsetting of financial assets and liabilities

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

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

December 31, 2016
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments-hedging	9,352	-	9,352	-	-	9,352
Total	9,352	-	9,352	-	-	9,352

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial Instruments (continued)

5.8	Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

December 31, 2015
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	7,400	-	7,400	-	(690)	6,710
Total	7,400	-	7,400	-	(690)	6,710

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	December 31, 2016
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments - hedging	9,352	-	9,352
Total	9,352	-	9,352

	December 31, 2015
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging	7,400	-	7,400
Total	7,400	-	7,400

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial Instruments (continued)

5.8	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

December 31, 2016
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Financial liabilities at FVTPL	24	-	24	-	-	24
Derivative financial instruments - hedging	59,686	-	59,686	-	(59,012)	674
Total	59,710	-	59,710	-	(59,012)	698

December 31, 2015
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	114,084	-	114,084	(111,620)	(2,463)	1
Financial liabilities at FVTPL	89	-	89	-	-	89
Derivative financial instruments - hedging	29,889	-	29,889	-	(26,901)	2,988
Total	144,062	-	144,062	(111,620)	(29,364)	3,078

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial Instruments (continued)

5.8 Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	December 31, 2016
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Derivative financial instruments:
Financial liabilities at FVTPL	24	-	24
Derivative financial instruments used for hedging	59,686	-	59,686
Total derivative financial instruments	59,710	-	59,710

	December 31, 2015
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Securities sold under repurchase agreements	114,084	-	114,084
Derivative financial instruments:
Financial liabilities at FVTPL	89	-	89
Derivative financial instruments used for hedging	29,889	-	29,889
Total derivative financial instruments	29,978	-	29,978

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

6.	Loans commitments and financial guarantees contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loans commitments and financial guarantees contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loans commitments and financial guarantees contracts are as follows:

	December 31, 2016	December 31, 2015
Confirmed letters of credit	216,608	99,031
Stand-by letters of credit and guaranteed –
Commercial risk	176,177	158,599
Credit commitments	10,250	189,820
Total	403,035	447,450

The remaining maturity profile of the Bank’s outstanding loans commitments and financial guarantees contracts is as follows:

Maturities	December 31, 2016	December 31, 2015
Up to 1 year	399,257	424,687
From 1 to 2 years	-	22,185
From 2 to 5 years	3,200	-
More than 5 years	578	578
	403,035	447,450

Loans commitments and financial guarantees contracts classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2016	December 31, 2015
1-4	145,255	276,860
5-6	193,368	170,590
7	64,412	-
8	-	-
9	-	-
10	-	-
Total	403,035	447,450

(1)       Current ratings as of December 31, 2016 and 2015, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	December 31, 2016	December 31 2015
Country:
Argentina	-	10,145
Bolivia	190	1,261
Brazil	-	17,291
Canada	160
Colombia	78,815	96,085
Costa Rica	2,250	-
Dominican Republic	26,787	4,527
Ecuador	172,522	88,585
El Salvador	1,305	145
Guatemala	7,000	-
Honduras	1,170	876
Mexico	11,118	46,994
Panama	39,756	136,022
Paraguay	-	43
Peru	42,764	19,018
Singapore	-	25,000
Switzerland	1,000	1,000
United Kingdom	70	70
Uruguay	18,128	388
Total	403,035	447,450

Letters of credit and guarantees

The Bank, on behalf of its client’s base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The allowances for credit losses related to loans commitments and financial guarantees contracts are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	2,914	2,510	-	5,424
Transfer to lifetime expected credit losses	(646)	693	-	47
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(748)	1,756	-	1,008
Instruments that have been derecognized during the year	(2,631)	(326)	-	(2,957)
Changes due to instruments recognized as of December 31, 2015:	(4,025)	2,123	-	(1,902)
New instruments originated or purchased	2,254	-	-	2,254
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	7,079	2,794	-	9,873
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Instruments that have been derecognized during the year	(6,908)	(284)	-	(7,192)
Changes due to instruments recognized as of December 31, 2014:	(6,908)	(284)	-	(7,192)
New financial assets originated or purchased	2,743	-	-	2,743
Allowance for expected credit losses as of December 31, 2015	2,914	2,510	-	5,424

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The reserve for expected credit losses on loans commitments and financial guarantees contracts reflects the Bank’s Management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

7.	Property and equipment

A breakdown of cost, accumulated depreciation, additions and disposals for property and equipment is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvement	Other equipment	Total
Cost:
Balance as of January 1, 2014	3,152	2,135	7,413	548	13,248
Additions	23	13	51	-	87
Disposals	(39)	(1)	(6)	(88)	(134)
Balance as of December 31, 2014	3,136	2,147	7,458	460	13,201
Additions	368	30	179	38	615
Disposals	(138)	(175)	(225)	(41)	(579)
Balance as of December 31, 2015	3,366	2,002	7,412	457	13,237
Additions	1,436	2,137	239	161	3,973
Disposals	(416)	(361)	(880)	-	(1,657)
Balance as of December 31, 2016	4,386	3,778	6,771	618	15,553

Accumulated depreciation:
Balance as of January 1, 2014	1,906	1,005	1,637	268	4,816
Depreciation expense of the year	530	335	571	109	1,545
Disposals	(39)	(1)	(6)	(75)	(121)
Balance as of December 31, 2014	2,397	1,339	2,202	302	6,240
Depreciation expense of the year	388	322	556	105	1,371
Disposals	(114)	(170)	(222)	(41)	(547)
Balance as of December 31, 2015	2,671	1,491	2,536	366	7,064
Depreciation expense of the year	483	384	513	77	1,457
Disposals	(412)	(230)	(875)	-	(1,517)
Balance as of December 31, 2016	2,742	1,645	2,174	443	7,004

Carrying amounts as of:
December 31, 2016	1,644	2,133	4,597	175	8,549
December 31, 2015	695	511	4,876	91	6,173
December 31, 2014	739	808	5,256	158	6,961

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

8.	Intangible assets

A breakdown of cost, accumulated amortization, additions, sales and disposals for intangible assets is as follows:

Costs:
Balance as of January 1, 2014	10,955
Additions	83
Disposals	(51)
Balance as of December 31, 2014	10,987
Additions	-
Disposals	(211)
Balance as of December 31, 2015	10,776
Additions	3,111
Disposals	(4)
Balance as of December 31, 2016	13,883

Accumulated amortization:
Balance as of January 1, 2014	9,065
Disposals	(44)
Amortization expense of the year	942
Balance as of December 31, 2014	9,963
Disposals	(210)
Amortization expense of the year	596
Balance as of December 31, 2015	10,349
Disposals	(4)
Amortization expense of the year	629
Balance as of December 31, 2016	10,974

Carrying amounts as of:
December 31, 2016	2,909
December 31, 2015	427
December 31, 2014	1,024

Expenses related to the amortization of intangible assets are presented as part of amortization expenses in the consolidated statement of profit or loss.

9.	Other assets

Following is a summary of other assets as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Accounts receivable	5,413	6,428
IT projects under development	4,199	4,952
Other	1,934	4,414
	11,546	15,794

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

10.	Deposits

The maturity profile of the Bank’s deposits is as follows:

	December 31, 2016	December 31, 2015
Demand	127,014	243,839
Up to 1 month	1,201,328	1,492,175
From 1 month to 3 months	463,479	475,611
From 3 month to 6 months	336,627	319,995
From 6 month to 1 year	436,884	263,849
From 1 year to 2 years	190,000	-
From 2 years to 5 years	47,520	-
	2,802,852	2,795,469

The following table presents additional information regarding the Bank’s deposits:

	December 31, 2016	December 31, 2015
Aggregate amounts of time deposits of $100,000 or more	2,802,474	2,794,912
Aggregate amounts of deposits in the New York Agency	250,639	235,203

	December 31, 2016	December 31, 2015	December 31, 2014
Interest expense paid to deposits in the New York Agency.	2,094	1,228	961

11.	Securities sold under repurchase agreements

As of December 31, 2016, the Bank does not have financing transactions under repurchase agreements.

The Bank’s financing transactions under repurchase agreements amounted to $114.1 million as of December 31, 2015.

During the years ended December 31, 2016, 2015 and 2014, interest expense related to financing transactions under repurchase agreements totaled $970, $1,800 and $2,100, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt

12.1	Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	December 31, 2016	December 31, 2015
Short-term Borrowings:
At fixed interest rates	788,075	983,245
At floating interest rates	657,000	871,522
Total borrowings	1,445,075	1,854,767
Short-term Debt:
At fixed interest rates	25,000	525,590
At floating interest rates	-	50,000
Total debt	25,000	575,590
Total short-term borrowings and debt	1,470,075	2,430,357

Average outstanding balance during the year	1,348,230	2,266,864
Maximum balance at any month-end	1,876,322	2,856,507
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.10% to 1.50%	0.53% to 1.21%
Range of floating interest rates on borrowing in U.S. dollars	1.14% to 1.48%	0.67% to 1.24%
Range of fixed interest rates on borrowing in Mexican pesos	6.16%	3.76% to 3.98%
Range of floating interest rate on borrowing in Mexican pesos	5.72%	3.90% to 4.17%
Range of fixed interest rate on debt in Japanese yens	-	0.31% to 0.33%
Weighted average interest rate at end of the year	1.30%	0.93%
Weighted average interest rate during the year	1.10%	0.85%

The balances of short-term borrowings and debt by currency, is as follows:

	December 31, 2016	December 31, 2015
Currency
US dollar	1,470,000	2,402,701
Mexican peso	75	14,366
Japanese yen	-	13,290
Total	1,470,075	2,430,357

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt (continued)

12.2	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $5,133 and $7,017 as of December 31, 2016 and 2015, respectively, is as follows:

	December 31, 2016	December 31, 2015
Long-term Borrowings:
At fixed interest rates with due dates from September 2017 to December 2021.	61,148	113,039
At floating interest rates with due dates from April 2017 to August 2019.	631,326	695,837
Total borrowings	692,474	808,876
Long-term Debt:
At fixed interest rates with due dates from March 2018 to March 2024.	921,479	929,998
At floating interest rates with due dates from January 2018 to April 2019.	167,918	149,956
Total long-term debt	1,089,397	1,079,954
Total long-term borrowings and debt outstanding	1,781,871	1,888,830

Average outstanding balance during the year	1,881,085	1,589,451
Maximum outstanding balance at any month – end	2,054,138	1,888,830
Range of fixed interest rates on borrowing and debt in U.S. dollars	2.85% to 3.75%	1.01% to 3.75%
Range of floating interest rates on borrowing in U.S. dollars	1.66% to 2.49%	0.84% to 1.95%
Range of fixed interest rates on borrowing in Mexican pesos	4.75% to 8.90%	4.30% to 5.95%
Range of floating interest rates on borrowing and debt in Mexican pesos	6.19% to 6.54%	3.93% to 5.45%
Range of fixed interest rate on debt in Japanese yens	0.46% to 0.81% %	0.50% to 0.81%
Range of fixed interest rate on debt in Euros	3.75%	0.40% to 3.75%
Range of fixed interest rate on debt in Australian dollar	3.33%	-
Weighted average interest rate at the end of the year	2.98%	2.62%
Weighted average interest rate during the year	2.84%	2.65%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt (continued)

12.2	Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	December 31, 2016	December 31, 2015
Currency
US dollar	1,392,995	1,599,233
Mexican peso	219,347	153,332
Japanese yen	95,238	25,035
Euro	52,574	111,230
Australian dollar	21,717	-
Total	1,781,871	1,888,830

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2016, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of December 31, 2016, are as follows:

Due in	Outstanding

2017	460,228
2018	553,140
2019	333,593
2020	375,133
2021	7,203
2024	52,574
1,781,871

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

13.	Other liabilities

Following is a summary of other liabilities as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Accruals and other accumulated expenses	4,170	9,676
Accounts payable	11,179	11,096
Others	2,979	3,572
	18,328	24,344

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31, 2016	December 31, 2015	December 31, 2014

Profit for the year	87,045	103,984	102,366

Basic earnings per share	2.23	2.67	2.65
Diluted earnings per share	2.22	2.66	2.63

Weighted average common shares outstanding - applicable to basic	39,085	38,925	38,693

Effect of diluted securities:
Stock options and restricted stock units plans	125	188	189
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,210	39,113	38,882

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the years in the three-year period ended December 31, 2016:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2014	6,342,189	2,520,422	29,710,556	-	38,573,167
Conversions	-	(20,208)	20,208	-	-
Repurchase common stock	-	(21,164)	(2,110)	-	(23,274)
Restricted stock issued – directors	-	-	28,500	-	28,500
Exercised stock options - compensation plans	-	-	111,427	-	111,427
Restricted stock units – vested	-	-	87,519	-	87,519
Outstanding at December 31, 2014	6,342,189	2,479,050	29,956,100	-	38,777,339

Conversions	-	(4,581)	4,581	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	70,358	-	70,358
Restricted stock units – vested	-	-	64,208	-	64,208
Outstanding at December 31, 2015	6,342,189	2,474,469	30,152,247	-	38,968,905

Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	68,785	-	68,785
Restricted stock units – vested	-	-	65,358	-	65,358
Outstanding at December 31, 2016	6,342,189	2,474,469	30,343,390	-	39,160,048

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves (continued)

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2014	318,140	10,708	568,010	15,655	2,520,522	55,645	3,406,672	82,008
Repurchase of common stock	-	-	21,164	587	2,110	53	23,274	640
Restricted stock issued – directors	-	-	-	-	(28,500)	(629)	(28,500)	(629)
Exercised stock options - compensation plans	-	-	-	-	(111,427)	(2,460)	(111,427)	(2,460)
Restricted stock units – vested	-	-	-	-	(87,519)	(1,932)	(87,519)	(1,932)
Outstanding at December 31, 2014	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627

Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(70,358)	(1,553)	(70,358)	(1,553)
Restricted stock units – vested	-	-	-	-	(64,208)	(1,418)	(64,208)	(1,418)
Outstanding at December 31, 2015	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397

Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(68,785)	(1,519)	(68,785)	(1,519)
Restricted stock units - vested	-	-	-	-	(65,358)	(1,443)	(65,358)	(1,443)
Outstanding at December 31, 2016	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176

Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4.5% of its assets and loans commitments and financial guarantees contracts, weighted according to their risk. As of December 31, 2016, the Bank’s total capital adequacy ratio is 16.61% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves (continued)

Restriction on retained earnings

The Bank does not have restrictions on its ability to access its retained earnings other than those resulting from the supervisory framework within which the Bank operates. The supervisory framework requires banks to keep an additional reserve within equity for credit risk coverage of its credit facilities. As of December 31, 2016 and 2015, the amount stands at $62.5 and $38.7 million, respectively of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

Additional paid-in capital

As of December, 31 2016 and 2015, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

16.	Cash and stock-based compensation plans

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

During 2016 and 2015, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

During the years 2016 and 2015 the Board of Directors granted 57,000 of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 13, 2016 and April 16, 2015. The fair value of restricted stock granted totaled $1,376 in 2016 and $1,925 in 2015, of which $617 and $852 were charged against income during 2016 and 2015, respectively.

The total expense recorded during 2016, 2015 and 2014 of restricted stock – directors $1,548, $1,553 and $809. The remaining cost pending amortization of $1,146 at December 31, 2016 will be amortized over 2.3 years.

The stocks lose their restriction from the year following the anniversary date, as follows: 35% in the first and second year, and 30% in the third year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

A summary of the restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2014	84,862	20.10
Granted	28,500	30.25
Vested	(35,026)	18.80
Outstanding at December 31, 2014	78,336	24.37
Granted	57,000	33.78
Vested	(39,015)	22.69
Outstanding at December 31, 2015	96,321	30.62
Granted	57,000	24.14
Vested	(56,421)	28.80
Outstanding at December 31, 2016	96,900	27.86
Expected to vest	96,900

The fair value of vested stock during the years 2016 and 2015 was $1,625, and $885, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $1.7 million in 2015 and $1.8 million in 2014. In 2016, the distribution of the fair value in restricted stock units and stock purchase options was $1.7 million on restricted stock units and in 2015, $0.5 million in stock purchase options and $1.3 million in restricted stock units, respectively.

Restricted stock units

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grants date. These stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares "Class E".

Compensation costs of the restricted stock units are amortized during the period of restriction by accelerated method. Costs charged against income during 2016, 2015 and 2014 due to the amortization of these grants totaled $1,295, $1,282 and $1,188, respectively. The remaining compensation cost pending amortization of $1,096 in 2016 will be amortized over 3.1 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

Restricted stock units (continued)

A summary of the status of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grand date fair value	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2014	242,749	17.13
Granted	47,737	19.24
Forfeited	(39,255)	17.25
Vested	(87,519)	16.27
Outstanding at December 31, 2014	163,712	18.18
Granted	63,244	21.67
Forfeited	-
Vested	(64,208)	17.67
Outstanding at December 31, 2015	162,748	19.74
Granted	91,454	18.26
Forfeited	(21,408)	17.69
Vested	(65,358)	18.83
Outstanding at December 31, 2016	167,436	19.35	2.22 years	$141
Expected to vest	167,436	19.35		$1,689

The fair value of vested stock during the years 2016 and 2015 is $1,230, and $1,135, respectively.

Stock purchase options

The fair value of stock purchase options granted to certain Executives during 2015 was estimated using a binomial option-pricing model, based on the following factors:

	Measuring unit	2016	2015	2014

Weighted average fair value per option		$-	1.95 - 2.06	2.11 - 2.33
Weighted average expected term, in years	Year	-	5.5	5.5
Expected volatility	%	-	22%	22% - 24%
Risk-free rate	%	-	0.02 – 1.52	0.05 - 1.54
Expected dividend	%	-	5.00%	5.00%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

Stock purchase options (continued)

Related cost charged against income during 2016, 2015 and 2014 as a result of the amortization of these plans amounted to $251, $454 and $409, respectively. The remaining compensation cost pending amortization of $167 in 2016 will be amortized over a period of 2.11 years.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2014	187,745	14.90
Granted	315,971	25.15
Forfeited	(671)	18.57
Exercised	(111,349)	13.18
Outstanding at December 31, 2014	391,696	23.65
Granted	233,418	29.25
Forfeited	-	-
Exercised	(70,358)	20.86
Outstanding at December 31, 2015	554,756	26.36
Granted	-	-
Forfeited	(126)	18.93
Exercised	(68,785)	22.78
Outstanding at December 31, 2016	485,845	26.87	4.51 years	$1,248
Exercisable	152,793	25.93	4.24 years	$537
Expected to vest	333,052	27.31	4.64 years	$711

The intrinsic value of exercised options during the years 2016 and 2015 was $412 and $811, respectively. During the years 2016 and 2015 the Bank received $1,565 and $1,467, respectively, from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2016, 2015 and 2014, the Bank charged to salaries expense $121, $171 and $133, respectively, that correspond to the Bank’s contributions to this plan. As of December 31, 2016 and 2015 the accumulated liability payable amounted to $365 and $246, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

17.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis. The Chief Operating Decision Maker (CODM), represented by the Chief Executive Officer (CEO) and the Management Committee reviews internal management reports from each division at least quarterly. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

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

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans at amortized cost, acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include net interest income from loans at amortized cost, fee income, gain on sale of loans at amortized cost, impairment loss from expected credit losses on loans at amortized cost, impairment loss from expected credit losses on loan commitments and financial guarantee contracts, and allocated expenses.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

17.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Year ended December 31,
	2016	2015	2014
Commercial
Interest income	236,392	209,858	202,096
Interest expense	(96,017)	(82,697)	(79,674)
Net interest income	140,375	127,161	122,422
Net other income (2)	16,333	21,492	21,068
Total income	156,708	148,653	143,490
Impairment loss from expected credit losses on loans at amortized cost and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(35,112)	(12,800)	(10,601)
Expenses, less impairment loss from expected credit losses	(34,599)	(40,429)	(42,752)
Profit for the year	86,997	95,424	90,137
Commercial assets and loan commitments and financial guarantee contracts (end of year balances):
Interest-earning assets (3 and 5)	6,013,482	6,682,445	6,677,735
Other assets and loan commitments and financial guarantee contracts (4)	422,422	437,436	496,097
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	6,435,904	7,119,881	7,173,832

Treasury
Interest income	9,506	10,454	10,802
Interest expense	5,328	7,864	8,112
Net interest income	14,834	18,318	18,914
Net other income (2)	(3,568)	6,887	5,206
Total income	11,266	25,205	24,120
Impairment loss for expected credit losses on investment securities	(3)	(5,290)	(1,030)
Expenses, less impairment loss for expected credit losses	(11,216)	(11,355)	(10,860)
Profit for the year	47	8,560	12,230
Treasury assets (end of year balances):
Interest-earning assets (3 and 5)	1,177,961	1,603,921	1,231,800
Total interest-earning assets	1,177,961	1,603,921	1,231,800

Combined business segment total
Interest income	245,898	220,312	212,898
Interest expense	(90,689)	(74,833)	(71,562)
Net interest income	155,209	145,479	141,336
Net other income (2)	12,765	28,379	26,274
Total income	167,974	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(35,112)	(12,800)	(10,601)
Impairment loss from expected credit losses on investment securities	(3)	(5,290)	(1,030)
Expenses, less impairment loss from expected credit losses	(45,814)	(51,784)	(53,613)
Profit for the year	87,045	103,984	102,366

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

17.	Business segment information (continued)

	December 31, 2016	December 31, 2015
Total assets and loan commitments and financial guarantee contracts (end of year balances):
Interest-earning assets (2 and 4)	7,191,443	8,286,366
Other assets and loan commitments and financial guarantee contracts (3)	422,422	437,436
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	7, 613,865	8,723,802

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly. The balances for 2016 correspond to December 31, 2016 figures.
(2)	Net other income consists of other income including gains on sale of loans at amortized cost, gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes deposits and loans at amortized cost, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, loans commitments and financial guarantees contracts.
(5)	Includes cash and cash equivalents, interest-bearing deposits with banks, financial instruments at fair value through OCI, financial instruments at amortized cost and financial instruments at fair value through profit or loss.

	December 31, 2016	December 31, 2015
Reconciliation of total assets:
Interest-earning assets – business segment	7,191,443	8,286,366
Allowance for expected credit losses on loans at amortized cost	(105,988)	(89,974)
Allowance for expected credit losses on securities at amortized cost	(602)	(526)
Customers’ liabilities under acceptances	19,387	15,100
Intangibles, net	2,909	427
Accrued interest receivable	44,187	45,456
Property and equipment, net	8,549	6,173
Derivative financial instruments used for hedging - receivable	9,352	7,400
Other assets	11,546	15,794
Total assets – consolidated financial statements	7,180,783	8,286,216

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	December 31, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	13,909	-	-	13,909
Sovereign debt	13,912	2,786	-	16,698
Total securities at fair value through OCI	27,821	2,786	-	30,607
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	363	-	363
Cross-currency interest rate swaps	-	2,561	-	2,561
Foreign exchange forward	-	6,428	-	6,428
Total derivative financial instrument used for hedging – receivable	-	9,352	-	9,352
Total financial assets at fair value	27,821	12,138	-	39,959

Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	-	-	-
Cross-currency interest rate swaps	-	-	-	-
Foreign exchange forward	-	24	-	24
Total financial instruments at FVTPL	-	24	-	24
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	3,704	-	3,704
Cross-currency interest rate swaps	-	46,198	-	46,198
Foreign exchange forward	-	9,784	-	9,784
Total derivative financial instruments used for hedging – payable	-	59,686	-	59,686
Total financial liabilities at fair value	-	59,710	-	59,710

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

	December 31, 2015
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	76,091	8,724	-	84,815
Sovereign debt	56,988	-	-	56,988
Total securities at fair value through OCI	133,079	8,724	-	141,803
Financial instruments at FVTPL
Investment funds	-	53,411	-	53,411
Total financial instruments at FVTPL	-	53,411	-	53,411
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	2,779	-	2,779
Cross-currency interest rate swaps	-	696	-	696
Foreign exchange forward	-	3,925	-	3,925
Total derivative financial instrument used for hedging – receivable	-	7,400	-	7,400
Total financial assets at fair value	133,079	69,535	-	202,614

Liabilities
Financial instruments at FVTPL
Interest rate swaps	-	15	-	15
Cross-currency interest rate swaps	-	-	-	-
Foreign exchange forward	-	74	-	74
Total financial instruments at FVTPL	-	89	-	89
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,698	-	3,698
Cross-currency interest rate swaps	-	24,105	-	24,105
Foreign exchange forward	-	2,086	-	2,086
Total derivative financial instruments used for hedging – payable	-	29,889	-	29,889
Total financial liabilities at fair value	-	29,978	-	29,978

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

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

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Level 2.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2016
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value
Cash and deposits on banks	1,069,538	1,069,538	-	1,069,538	-
Acceptances	19,387	19,387	-	19,387	-
Interest receivable	44,187	44,187	-	44,187	-
Securities at amortized cost	77,214	76,406	73,406	3,000	-
Loans at amortized cost (1)	5,907,494	6,021,006	-	6,021,006	-

Financial liabilities
Instruments with carrying value that approximates fair value
Deposits	2,802,852	2,802,852	-	2,802,852	-
Acceptances	19,387	19,387	-	19,387	-
Interest payable	16,603	16,603	-	16,603	-
Short-term borrowings and debt	1,470,075	1,470,045	-	1,470,045	-
Long-term borrowings and debt	1,776,738	1,808,228	-	1,808,228	-

(a )	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans is net of the allowance for expected credit losses of $106.0 million and unearned interest and deferred fees of $7.2 million for December 31, 2016.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2015
	Carrying Value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value
Cash and deposits on banks	1,299,966	1,299,966	-	1,299,966	-
Acceptances	15,100	15,100	-	15,100	-
Interest receivable	45,456	45,456	-	45,456	-
Securities at amortized cost	108,215	101,726	76,673	25,053	-
Loans at amortized cost (1)	6,592,471	6,727,045	-	6,727,045	-

Financial liabilities
Instruments with carrying value that approximates fair value
Deposits	2,795,469	2,795,469	-	2,795,469	-
Repurchase agreement	114,084	114,084	-	114,084	-
Acceptances	15,100	15,100	-	15,100	-
Interest payable	17,716	17,716	-	17,716	-
Short-term borrowings and debt	2,430,357	2,428,513	-	2,428,513	-
Long-term borrowings and debt	1,881,813	1,904,231	-	1,904,231	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(2)	The carrying value of loans is net of the allowance for expected credit losses of $90.0 million and unearned interest and deferred fees of $9.3 million for December 31, 2015.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss)

The breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Total

Balance as of January 1, 2014	(9,029)	(671)	(9,700)

Net unrealized gain (loss) arising from the year	3,174	(1,813)	1,361
Reclassification adjustment for (gains) loss included in the profit of the year (1)	(962)	1,464	502
Other comprehensive income (loss) from the year	2,212	(349)	1,863
Balance as of December 31, 2014	(6,817)	(1,020)	(7,837)

Net unrealized gain (loss) arising from the year	(6,267)	(4,942)	(11,209)
Reclassification adjustment for (gains) loss included in the profit of the year (1)	4,153	4,212	8,365
Other comprehensive income (loss) from the year	(2,114)	(730)	(2,844)
Balance as of December 31, 2015	(8,931)	(1,750)	(10,681)

Net unrealized gain (loss) arising from the year	7,048	4,383	11,431
Reclassification adjustment for (gains) loss included in the profit of the year (1)	1,030	(4,581)	(3,551)
Other comprehensive income (loss) from the year	8,078	(198)	7,880
Balance as of December 31, 2016	(853)	(1,948)	(2,801)

(1)   Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the year:

December 31, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	(7,243)	Net gain on sale of financial instruments at FVOCI
	6,213	Derivative financial instruments and hedging
	(1,030)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(4,750)	Interest income – loans at amortized cost
	1,679	Interest expense - borrowings
	6,060	Net gain (loss) on foreign currency exchange
Interest rate swaps	1,104	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	488	Net gain (loss) on cross-currency swaps
	4,581

December 31, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	240	Interest income – financial instruments at FVOCI
	393	Net gain on sale of financial instruments at FVOCI
	(4,786)	Derivative financial instruments and hedging
	(4,153)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,822)	Interest income – loans at amortized cost
	-	Interest expense - borrowings
	(2,390)	Net gain (loss) on foreign currency exchange
	(4,212)

Interest rate swaps	(229)	Net gain (loss) on interest rate swaps

Cross-currency interest rate swap	84	Net gain (loss) on cross-currency swaps

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss) (continued)

December 31, 2014
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	2	Interest income – financial instruments at FVOCI
	1,796	Net gain on sale of financial instruments at FVOCI
	(836)	Derivative financial instruments and hedging
	962

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(2,245)	Interest income – loans at amortized cost
	-	Interest expense - borrowings
	781	Net gain (loss) on foreign currency exchange
	(1,464)

Interest rate swaps	(201)	Net gain (loss) on interest rate swaps

20.	Related party transactions

During the reporting year, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	December 31, 2016	December 31, 2015	December 31, 2014
Expenses:
Compensation costs paid to directors	880	949	1,135
Compensation costs paid to executives	4,055	4,601	4,027

21.	Fees and commissions, net

	December 31, 2016	December 31, 2015	December 31, 2014
Commission income - Loans & commitments, net	1,126	2,988	2,118
Commission income - Letters of credit	7,458	9,332	9,275
Commission income - Arrangements	5,722	6,880	6,109
Total	14,306	19,200	17,502

22.	Net gain or (loss) on financial instruments at FVTPL

	December 31, 2016	December 31, 2015	December 31, 2014
Net gain (loss) on financial instruments at FVTPL	1,481	645	(393)
Net (loss) gain on investment funds	(4,364)	5,086	2,754
	(2,883)	5,731	2,361

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

23.	Salaries and other employee expenses

	December 31, 2016	December 31, 2015	December 31, 2014
Wages and salaries	16,132	15,500	16,044
Payroll taxes	2,244	2,264	2,491
Personnel benefits	3,090	8,613	9,855
Share–based payments	3,730	4,058	3,176
Total	25,196	30,435	31,566

24.	Other expenses

	December 31, 2016	December 31, 2015	December 31, 2014
Advertising and marketing	785	829	712
Regulatory fees	1,348	1,565	1,371
Rental - office and equipment	2,681	3,019	3,100
Administrative	7,468	7,469	6,912
Professional services	4,255	4,621	5,177
Maintenance and repairs	1,866	1,635	1,545
Other	129	244	743
Total	18,532	19,382	19,560

25.	Commitments and contingencies

Leasing arrangements

Operating lease commitments – Bank as lessee

Future minimum lease payments under cancellable operating leases as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Within 1 year	1,984	2,055	2,305
After 1 year but not more than 5 years	7,362	6,731	6,589
More than 5 years	10,638	14,128	14,128
Total	19,984	22,914	23,022

The total amount of expenses recognized in connection with such leases in 2016, 2015 and 2014 are $2,605, $2,930 and $2,249, respectively.

Operating leases – Bank as sub-lessor

Future minimum lease payments under cancellable operating leases as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Within 1 year	289	455	662
After 1 year but not more than 5 years	646	822	1,277
Total	935	1,277	1,939

The total amount of income recognized in connection with such leases in 2016, 2015 and 2014 are $436, $661 and $661, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

26.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

27.	Risk management

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

The Risk Management Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

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

27.1 Credit risk

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.1 Credit risk (continued)

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

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate time when a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

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

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.1	Credit risk (continued)

Collateral and other credit enhancements (continued)

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

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

27.2	Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio to maintain an adequate long-term funding structure. Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.2	Liquidity risk (continued)

The following table shows the Bank’s liquid assets, by principal geographic area:

(in millions US$)	December 31,
	2016	2015
United States of America	591	1,215
Other O.E.C.D.	409	11
Multilateral	-	40
Latin America	8	1
Total	1,008	1,267

As of December 31, 2016 and 2015, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $227 million and $244 million, respectively; representing 8% and 9% of the Bank’s total deposits, for each year reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2016 and 2015 were $1,008 million and $1,267 million, respectively (representing 36% and 45% of total deposits, respectively) of which $591 million, or 59% and $1,213 million, or 96%, as of December 31, 2016 and 2015, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2016 and 2015, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,577 million and $3,189 million, respectively. As of December 31, 2016 and 2015, it had an average original term to maturity of 184 and 198 days, respectively and an average remaining term to maturity of 89 days and 90 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,552 million and $3,753 million as of December 31, 2016 and 2015, respectively. Of that amount, $105 million and $228 million corresponded to the Bank’s investment securities as of December 31, 2016 and 2015. The remaining $2,447 million and $3,526 million in medium-term assets corresponded to the Bank’s loan portfolio as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the medium-term assets had an average original term to maturity of three years and ten months, and three years and seven months, respectively; and an average remaining term to maturity of one year and seven months (588 days), and one year and eight months (618 days), respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.2	Liquidity risk (continued)

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,069,538	-	-	-	-	-	1,069,538
Investment securities	1,024	3,000	-	83,643	20,756	(602)	107,821
Loans at amortized cost	2,262,349	1,267,194	551,794	1,843,476	95,918	-	6,020,731
Unearned interest and deferred fees	(663)	(906)	(258)	(4,762)	(660)	-	(7,249)
Allowance for expected credit losses	-	-	-	-	-	(105,988)	(105,988)
Other assets	55,445	6,587	3,721	6,399	642	23,136	95,930
Total	3,387,693	1,275,875	555,257	1,928,756	116,656	(83,454)	7,180,783

Liabilities
Deposits in banks	2,306,413	173,288	275,631	47,520	-	-	2,802,852
Other liabilities	884,453	744,135	346,294	1,330,515	61,220	-	3,366,617
Total	3,190,866	917,423	621,925	1,378,035	61,220	-	6,169,469
Net position	196,827	358,452	(66,668)	550,721	55,436	(83,454)	1,011,314

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,299,966	-	-	-	-	-	1,299,966
Investment securities	22,749	13,619	12,953	113,613	87,609	52,886	303,429
Loans at amortized cost	2,390,914	1,094,889	1,188,864	1,973,526	43,556	-	6,691,749
Unearned interest and deferred fees	(722)	(1,163)	(1,477)	(5,454)	(488)	-	(9,304)
Allowance for expected credit losses	-	-	-	-	-	(89,974)	(89,974)
Other assets	54,873	18,889	4,024	5,061	733	6,770	90,350
Total	3,767,780	1,126,234	1,204,364	2,086,746	131,410	(30,318)	8,286,216

Liabilities
Deposits in banks	2,211,625	319,995	263,849	-	-	-	2,795,469
Other liabilities	1,487,458	862,141	471,232	1,622,937	74,475	573	4,518,816
Total	3,699,083	1,182,136	735,081	1,622,937	74,475	573	7,314,285

Net position	68,697	(55,902)	469,283	463,809	56,935	(30,891)	971,931

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3	Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and financial instruments at FVTPL, short- and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

December 31, 2016	+200 bps	24,603
	-200 bps	(11,382)

December 31, 2015	+200 bps	18,723
	-200 bps	(3,480)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of December 31, 2016 and 2015. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3	Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	125,000	-	-	-	-	125,000
Securities and other financial assets	9,025	3,000	-	72,094	18,200	102,319
Loans at amortized cost	4,350,913	1,445,290	141,060	83,919	-	6,021,182
Total	4,484,938	1,448,290	141,060	156,013	18,200	6,248,501

Liabilities
Deposits	2,179,399	173,288	275,631	47,520	-	2,675,838
Repurchase agreements	-	-	-	-	-	-
Borrowings, pledged deposits and debt	2,168,964	402,643	133,190	495,883	46,133	3,246,813
Total	4,348,363	575,931	408,821	543,403	46,133	5,922,651
Total interest rate sensibility	136,575	872,359	(267,761)	(387,390)	(27,933)	325,850

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	50,000	-	-	-	-	50,000
Securities and other financial assets	34,100	10,000	13,345	105,394	86,848	249,687
Loans at amortized cost	4,532,150	1,760,730	288,031	111,049	-	6,691,960
Total	4,616,250	1,770,730	301,376	216,443	86,848	6,991,647

Liabilities
Deposits	1,967,929	319,995	263,849	-	-	2,551,773
Repurchase agreements	102,775	11,308	-	-	-	114,083
Borrowings, pledged deposits and debt	2,430,951	718,258	271,811	842,901	54,410	4,318,331
Total	4,501,655	1,049,561	535,660	842,901	54,410	6,984,187
Total interest rate sensibility	114,595	721,169	(234,284)	(626,458)	32,438	7,460

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3	Market risk (continued)

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

Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated by the use of derivatives, which, although perfectly covered economically, may generate a certain accounting volatility.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	December 31, 2016
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.25	1.06	116.68	3002.00	20.6139

Assets
Cash and cash equivalent	4,014	6	6	55	2,339	74	6,494
Investments and other financial assets	-	-	-	-	-	-	-
Loans at amortized cost	-	-	-	-	295,580	-	295,580
Other assets	-	52,800	94,279	-	79,104	-	226,183
Total	4,014	52,806	94,285	55	377,023	74	528,257

Liabilities
Borrowings and deposit placements	-	-	94,279	-	280,557	-	374,836
Other liabilities	3,933	52,800	-	-	96,951	-	153,684
Total	3,933	52,800	94,279	-	377,508	-	528,520

Net currency position	81	6	6	55	(485)	74	(263)

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3	Market risk (continued)

Currency risk (continued)

	December 31, 2015
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.96	1.09	120.40	3,175.18	17.34

Assets
Cash and cash equivalent	405	6	5	50	887	150	1,503
Investments and other financial assets	3,818	-	-	-	1,601	-	5,419
Loans at amortized cost	-	-	-	-	136,896	-	136,896
Other assets	-	271,005	38,208	-	28,831	-	338,044
Total	4,223	271,011	38,213	50	168,215	150	481,862

Liabilities
Borrowings and deposit placements	-	270,913	38,208	-	168,103	-	477,224
Other liabilities	3,883	-	-	-	-	-	3,883
Total	3,883	270,913	38,208	-	168,103	-	481,107

Net currency position	340	98	5	50	112	150	755

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

27.4	Operational Risk

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.4	Operational Risk (continued)

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

	December 31, 2016	December 31, 2015
Tier 1 capital	1,054,719	1,050,778

Risk weighted assets	6,350,544	6,460,108
Tier 1 capital ratio	16.61%	16.27%

28.	Subsequent Events

Bladex announced a quarterly cash dividend of 15,077 which represent $0.385 per share corresponding to the fourth quarter of 2016. The cash dividend was approved by the Board of Directors at its meeting held January 17, 2017 and is payable on February 16, 2017 to the Bank’s stockholders as of the February 1, 2017 record date.

