Form 20-F
period 2017-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2018-04-30
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ana Graciela de Méndez

Chief Financial Officer

+507 210-8500

Email address: amendez@bladex.com

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

6,342,189	Shares of Class A Common Stock
2,408,806	Shares of Class B Common Stock
30,677,840	Shares of Class E Common Stock
0	Shares of Class F Common Stock
39,428,835	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries described in Item 4.A “Information on the Company – History and Development of the Company”. References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Lationoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States (“U.S.”) dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mrs. Ana Graciela de Méndez, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mrs. de Méndez at +507 210-8563. Written requests may also be sent via e-mail to Mrs. de Méndez at amendez@bladex.com.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Forward-looking statements include statements regarding:

•	general economic, political and business conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate;
•	the growth of the Bank’s Credit Portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated profits and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury profits;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for expected credit losses (“ECL”);
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;

•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	government regulations and tax laws and changes therein;
•	increases in compulsory reserve and deposit requirements;
•	effectiveness of the Bank’s risk management policies;
•	failure in, or breach of, our operational or security systems or infrastructure;
•	regulation of the Bank’s business and operations on a consolidated basis;
•	the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies, such as those imposed or implemented by the current administration in the United States of America (“United States” or “USA” or “U.S.”), or as a result of the United Kingdom’s (“U.K.”) exit from the European Union (“Brexit”);
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2018 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the IFRS Interpretation Committee (formerly known as “IFRIC”). Because fiscal year 2015 was the first year the Bank prepared and presented its financial statements in accordance with IFRS in order to comply with a requirement of the Superintendency of Banks of Panama for fully licensed banks in Panama, the Bank did not include the historical financial information as of and for the year ended December 31, 2013. The following selected financial data as of December 31, 2017 and 2016, and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 has been derived from the Consolidated Financial Statements, which were audited by the independent registered public accounting firm Deloitte, Inc. (“Deloitte”), and are included in this Annual Report beginning on page F-1, together with the report of the independent registered public accounting firm Deloitte. Information as of December 31, 2015 and 2014, and for the year ended December 31, 2014, has been derived from the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,
	2017	2016	2015	2014
	(in $ thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$672,048	$1,069,538	$1,299,966	$780,515
Financial instruments at fair value through profit or loss	0	0	53,411	57,574
Financial instruments at fair value through OCI	25,135	30,607	141,803	338,973
Securities at amortized cost, net	68,934	77,214	108,215	54,738
Loans	5,505,658	6,020,731	6,691,749	6,686,244
Allowance for expected credit losses on loans	81,294	105,988	89,974	77,687
Total assets	6,267,747	7,180,783	8,286,216	8,022,408
Total deposits	2,928,844	2,802,852	2,795,469	2,506,694
Financial liabilities through profit or loss	0	24	89	52
Securities sold under repurchase agreement	0	0	114,084	300,519
Short-term borrowings and debt	1,072,723	1,470,075	2,430,357	2,692,537
Long-term borrowings and debt, net	1,138,844	1,776,738	1,881,813	1,399,656
Total liabilities	5,224,935	6,169,469	7,314,285	7,111,369
Common stock	279,980	279,980	279,980	279,980
Total stockholders’ equity	$1,042,812	$1,011,314	$971,931	$911,039

As of and for the Year Ended December 31,
2017	2016	2015	2014
(in $ thousands, except per share data and ratios)
Consolidated Statement of Profit or Loss Data:
Interest income	$226,079	$245,898	$220,312	$212,898
Interest expense	106,264	90,689	74,833	71,562
Net interest income	119,815	155,209	145,479	141,336

Fees and commissions, net	17,514	14,306	19,200	17,502
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(437)	(486)	(23)	208
(Loss) gain per financial instrument at fair value through profit or loss	(732)	(2,883)	5,731	2,361
Gain (loss) on sale of securities at fair value through OCI	249	(356)	363	1,871
Gain on sale of loans	181	806	1,505	2,546
Other income	1,723	1,378	1,603	1,786
Net other income	18,498	12,765	28,379	26,274
Total income	138,313	167,974	173,858	167,610
Impairment loss from expected credit losses on loans at amortized cost (1)	8,859	34,760	17,248	6,782
(Recovery) impairment loss from expected credit losses on investment securities (1)	(489)	3	5,290	1,030
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts (1)	1,069	352	(4,448)	3,819
Salaries and other employee expenses	27,653	25,196	30,435	31,566
Depreciation of equipment and leasehold improvements	1,578	1,457	1,371	1,545
Amortization of intangible assets	838	629	596	942
Other expenses	16,806	18,532	19,382	19,560
Total expenses	56,314	80,929	69,874	65,244
Profit for the year	$81,999	$87,045	$103,984	$102,366
Weighted average basic shares	39,311	39,085	38,925	38,693
Weighted average diluted shares	39,329	39,210	39,113	38,882
Basic shares period end	39,429	39,160	38,969	38,777
Per Common Share Data:
Basic earnings per share	2.09	2.23	2.67	2.65
Diluted earnings per share	2.08	2.22	2.66	2.63
Book value per share (period end)	26.45	25.83	24.94	23.49
Regular cash dividends declared per share	1.54	1.54	1.155	1.435
Regular cash dividends paid per share	1.54	1.54	1.54	1.40
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.27%	1.16%	1.32%	1.35%
Return on average total stockholders’ equity (2)	8.02%	8.76%	10.95%	11.45%
Net interest margin (3)	1.85%	2.08%	1.84%	1.88%
Net interest spread (3)	1.48%	1.84%	1.68%	1.72%
Efficiency Ratio (4)	33.9%	27.3%	29.8%	32.0%
Total operating expenses (5) to average total assets (2)	0.72%	0.61%	0.66%	0.71%
Regular cash dividend payout ratio (6)	73.83%	69.15%	57.65%	52.92%
Liquidity Ratios:
Liquid assets (7) / total assets	9.87%	14.03%	15.29%	9.24%
Liquid assets (7) / total deposits	21.13%	35.95%	45.33%	29.57%
Asset Quality Ratios:
Non-performing loans to gross loan portfolio (8)	1.07%	1.09%	0.78%	0.06%
Charged-off loans to gross loan portfolio	0.60%	0.31%	0.09%	0.00%
Allowance for expected credit losses on loans to gross loan portfolio	1.48%	1.76%	1.34%	1.16%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments and financial guarantee contracts and customers’ liabilities under acceptances	1.39%	1.37%	1.17%	1.97%
Capital Ratios:
Total stockholders’ equity to total assets	16.64%	14.08%	11.73%	11.36%
Average total stockholders’ equity to average total assets (2)	15.80%	13.28%	12.02%	11.83%
Leverage ratio (9)	6.0	x	7.1	x	8.5	x	8.8	x
Tier 1 capital to risk-weighted assets (10)	21.1%	17.9%	16.1%	15.5%
Risk-weighted assets (10)	$4,931,046	$5,662,453	$6,103,767	$5,913,505

(1)	For information regarding impairment loss from ECL, see Item 5, “Operating and Financial Review and Prospects—Operating Results.”
(2)	Average total assets and average total stockholders’ equity are calculated on the basis of unaudited average balances.
(3)	For information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(4)	Efficiency ratio refers to total operating expenses as a percentage of total income.
(5)	Total operating expenses includes the following expense line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets and other expenses. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”
(6)	Calculated on regular cash dividends paid per share during the period.

(7)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits, as shown in the consolidated statements of cash flows and note 4 to the Audited Financial Statements. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements,” Notes 4 and 27.2.
(8)	As of December 31, 2017, 2016, 2015 and 2014 the Bank had $59 million, $65 million, $52 million and $4 million in non-performing loans, respectively, all of which corresponded to impaired loans. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(9)	Leverage ratio is the ratio of total assets to total stockholders’ equity.
(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total stockholders’ equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk. Liquidity risk is the risk that the Bank will be unable to maintain adequate cash flow to repay its deposits and borrowings and fund its Credit Portfolio (as defined below) on a timely basis. Failure to adequately manage its liquidity risk could produce a shortage of available funds, which may cause the Bank to be unable to repay its obligations as they become due.

Short-term borrowings and debt from international private banks that compete with the Bank in its lending activity represent one of the main sources of funding at 17% of the Bank’s total funding as of December 31, 2017. If these international banks cease to provide funding to the Bank, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Turmoil in the international financial markets could negatively impact liquidity in such markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The reoccurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity.

As of December 31, 2017, 67% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 14% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 13% of the Bank’s deposits represented deposits from state-owned and private corporations, and 6% of the Bank’s deposits represented deposits from state-owned banks.

As a U.S. dollar-based economy, Panama does not have a central bank, and there is no lender of last resort to the banking system in the country.

The credit ratings of Bladex are an important factor in maintaining the Bank’s liquidity. A reduction in the Bank’s credit rating could reduce the Bank’s access to debt markets or materially increase the cost of issuing debt, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank. This in turn could reduce the Bank’s liquidity and negatively impact its results of operations and financial position.

Any of the above factors, either individually or together as a group, could adversely impact the Bank’s financial condition, results of operations and cash flows.

The Bank’s allowance for ECL could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.

The Bank determines the appropriate level of allowances for ECL based on a forward-looking process that estimates the probable loss inherent in its portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s commercial portfolio (the “Commercial Portfolio”) includes gross loans (the “Loan Portfolio”), customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s allowances for ECL could be inadequate to cover losses in its Commercial Portfolio due to concentration of exposure or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and at fair value through OCI (“FVOCI”), short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates, inflation rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank’s Commercial Portfolio may decrease or may not continue to grow at historical rates. Additionally, growth in the Bank’s Commercial Portfolio, as well as factors beyond the Bank’s control, may require an increase in the Bank’s allowance for ECL.

It is difficult to predict whether the Bank’s Commercial Portfolio, including the Bank’s foreign trade portfolio, will grow at historical rates. A reversal or slowdown in the growth rate of the Region’s economy and trade volumes could adversely affect the Bank’s Commercial Portfolio. On the other hand, the future expansion of Bladex’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for ECL, which could negatively impact the Bank’s operating results and financial position. Non-performing or low credit quality loans can negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported non-performing loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses which could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect results of operations.

Most of the competition the Bank faces in the trade finance business comes from domestic and international banks, and in particular European, North American and Asian institutions. Many of these banks have substantially greater resources than the Bank, may have better credit ratings, and may have access to less expensive funding than the Bank does. It is difficult to predict how increased competition will affect the Bank’s growth prospects and results of operations.

Over time, there has been substantial consolidation among companies in the financial services industry, and this trend has accelerated in recent years as the credit crisis led to numerous mergers and acquisitions among industry participants and in certain cases reorganization, restructuring, or even bankruptcy. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new market entrants generally increases.

Globalization of the capital markets and financial services industries exposes the Bank to further competition.  To the extent the Bank expands into new business areas and new markets, the Bank may face competitors with more experience and more established relationships with clients, regulators and industry participants in the relevant market, which could adversely affect the Bank’s ability to compete. The Bank’s ability to grow its business and therefore, its earnings, may be affected by these competitive pressures.

The Bank’s businesses rely heavily on data collection, management and processing, and information systems, the failure of which could have a material adverse effect on the Bank, including the effectiveness of the Bank’s risk management and internal control systems.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, risk management and internal control systems, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection, management and processing system, it may be materially and adversely affected.

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience cyberattacks or operational problems with its information systems as a result of system defects and failures (including failure to update systems), viruses, worms, and other malicious software from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Bank’s systems. The Bank also relies in certain limited capacities on third-party data management providers. Any security problems and security vulnerabilities of such third-party data management providers may have and adverse effect on us. The Bank’s ability to remain competitive depends in part on its ability to upgrade its information technology on a timely and cost-effective basis. The Bank continually makes investments and improvements in its information technology infrastructure in order to remain competitive. The Bank may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of its information technology infrastructure. Any failure to effectively improve or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on the Bank. The Bank’s reputation could also suffer if the Bank is unable to protect its customers’ information from being used by third parties for illegal or improper purposes.

Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and third parties, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors such as these may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows.

Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of these initiatives.

Part of the Bank’s strategy is to diversify income sources through certain business initiatives, including targeting new clients and developing new products and services. These initiatives may not be fully implemented within the time frame the Bank expects, or at all. In addition, even if such initiatives are fully implemented, they may not generate revenues as expected, which could adversely affect the Bank’s business, results of operations and growth prospects. Any delays in implementing these business initiatives could prevent the Bank from realizing the anticipated benefits of the initiatives, which could adversely affect the Bank’s business, results of operations and growth prospects.

Any failure to remain in compliance with applicable banking laws or other applicable regulations in the jurisdictions in which the Bank operates could harm its reputation and/or cause it to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on the Bank’s business, financial condition and results of operations.

Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, the participation of multiple parties in any given trade finance transaction can increase complexity and require additional time for due diligence. Also, because trade finance can be more reliant on document-based information than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While the Bank remains alert to potentially high-risk transactions, it is also aware that efforts such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates could impose additional compliance burdens on the Bank.

The Bank may not be able to detect or prevent money laundering and other financial crimes fully or on a timely basis, which could expose the Bank to additional liability and could have a material adverse effect on the Bank.

The Bank is required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption sanctions, laws and regulations. The Bank has developed policies and procedures aimed at detecting and preventing the use of its banking network for money laundering and other financial crime related activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptive responses from the Bank so that it is able to deter threats and criminality effectively. If the Bank is unable to fully comply with applicable laws, regulations and expectations, regulators and relevant law enforcement agencies may impose significant fines and other penalties on the Bank, including a complete review of its business systems, day-to-day supervision by external consultants and ultimately the revocation of the Bank’s banking license.

In addition, while the Bank reviews its counterparties’ internal policies and procedures with respect to such matters, the Bank, to a large degree, relies upon its counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using the Bank’s (and its counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without the Bank’s (and its counterparties’) knowledge. If the Bank is associated with, or even accused of having breached AML, anti-terrorism or sanctions requirements, the Bank’s reputation could suffer and/or the Bank could become subject to fines, sanctions and/or legal enforcement (including being added to any blacklists that would prohibit certain parties from engaging in transactions with the Bank). Any of the above consequences could have a material adverse effect on the Bank’s operating results, financial condition and prospects.

Changes in applicable law and regulation may have a material adverse effect on the Bank.

The Bank is subject to extensive laws and regulations regarding the Bank’s organization, operations, lending and funding activities, capitalization and other matters. The Bank has no control over applicable law and government regulations, which govern all aspects of its operations, including regulations that impose:

•	Minimum capital requirements;
•	Reserve and compulsory deposit requirements;
•	Funding restrictions;
•	Lending limits, earmarked lending and other credit restrictions;
•	Limits on investments in fixed assets;
•	Corporate governance requirements;
•	Accounting and statistical requirements; and
•	Other requirements or limitations.

The regulatory structure governing financial institutions, such as the Bank, is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the governments in jurisdictions in which the Bank operates to change laws and regulations applicable to financial institutions based on such international developments.

In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 Basel III capital ratio to be 21.1% as of December 31, 2017.

Based on the Bank’s current regulatory capital ratios, as well as conservative assumptions on expected returns and asset growth, the Bank does not anticipate that additional regulatory capital will be required to support its operations in the near future. However, depending on the effects of the rules that complete the implementation of the Basel III framework on Panamanian banks and particularly on other Bank operations, the Bank may need to reassess its ongoing funding strategy for regulatory capital.

The Bank also has operations in countries outside of Panama, including the United States. Changes in the laws or regulations applicable to the Bank business in the countries in which it operates or adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the United States and the related rulemaking, may have a material adverse effect on the Bank’s business, financial condition and results of operations. The Dodd-Frank Act was signed into law on July 21, 2010 and was intended to overhaul the financial regulatory framework in the United States following the global financial crisis and has substantially impacted all financial institutions that are subject to its requirements. The Dodd-Frank Act, among other things, imposes higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, established a Bureau of Consumer Financial Protection, established a systemic risk regulator, consolidated certain federal bank regulators, imposes additional requirements related to corporate governance and executive compensation and requires various U.S. federal agencies to adopt a broad range of new implementing rules and regulations, for which they are given broad discretion.

In 2014, the U.S. Federal Reserve Board issued a final rule strengthening supervision and regulation of large U.S. bank holding companies and foreign banking organizations, such as the Bank. The final rule establishes a number of enhanced prudential standards for large U.S. bank holding companies and foreign banking organizations to help increase the resiliency of their operations. These standards include liquidity, risk management, and capital. The final rule was required by section 165 of the Dodd-Frank Act. Under the final rule, foreign banking organizations with combined U.S. assets of $50 billion or more will be required to establish a U.S. risk committee and employ a U.S. chief risk officer to help ensure that the foreign bank understands and manages the risks of its combined U.S. operations. In addition, these foreign banking organizations will be required to meet enhanced liquidity risk-management standards, conduct liquidity stress tests, and hold a buffer of highly liquid assets based on projected funding needs during a 30-day stress test event. Foreign banking organizations with total consolidated assets of $50 billion or more, but combined U.S. assets of less than $50 billion, are subject to enhanced prudential standards. However, the capital, liquidity, risk-management and stress testing requirements applicable to these foreign banking organizations are substantially less than those applicable to foreign banking organizations with a larger U.S. presence. In addition, the final rule implements stress testing requirements for foreign banking organizations with total consolidated assets of more than $10 billion and risk committee requirements for foreign banking organizations that meet the asset threshold and are publicly traded. While the majority of these enhanced prudential standards are not currently applicable to the Bank, they could ultimately become applicable as the Bank grows, its U.S. presence or assets increase or if the Dodd-Frank Act is later amended, modified or supplemented with new legislation.

On December 10, 2013, pursuant to the Dodd-Frank Act, federal banking and securities regulators issued final rules to implement Section 619 of the Dodd-Frank Act (the “Volcker Rule”). Generally, subject to certain exceptions, the Volcker Rule restricts banks from: (i) short-term proprietary trading as principal in securities and other financial instruments, and (ii) sponsoring or acquiring or retaining an ownership interest in private equity and hedge funds. The Volcker Rule prohibitions and restrictions generally apply to banking entities, including the Bank, unless an exception applies. Based on analysis of applicable regulations and the Bank’s investment activities, the Bank has determined that its current investment activities are not subject to the Volcker Rule restrictions.

The Dodd-Frank Act also will have an impact on the Bank’s derivatives activities if it enters into swaps or security-based swaps with U.S. persons. In particular, Bladex may be subject to mandatory trade execution, mandatory clearing and mandatory posting of margin in connection with its swaps and security-based swaps with U.S. persons.

On March 18, 2010, the Hiring Incentives to Restore Employment Act of 2010, Pub. L. 111-147 (H.R. 2847), added sections 1471 through 1474 (collectively, “FATCA”) to Subtitle A of the Internal Revenue Code of 1986, as amended (the “Code”). FATCA requires withholding agents, including foreign financial institutions (“FFIs”), to withhold thirty percent (30%) of certain payments to a FFI unless the FFI has entered into an agreement with the U.S. Internal Revenue Service (“IRS”) to, among other things, report certain information with respect to U.S. accounts. FATCA also imposes on withholding agents certain withholding, documentation and reporting requirements with respect to certain payments made to certain non-financial foreign entities.

On June 30, 2014, Panama signed a Model 1 intergovernmental agreement (“Panama IGA”) with the U.S. for purposes of FATCA. Under the Panama IGA, most Panamanian financial institutions are required to register with the IRS and comply with the requirements of the Panama IGA, including with respect to due diligence, reporting and withholding.

To this end, the Bank registered with the IRS on April 23, 2014 as a Registered Deemed-Compliant Financial Institution (including a Reporting Financial Institution under a Model 1 IGA) and is required under the Panama IGA to identify U.S. persons and report certain information required by the IRS, through the tax authorities in Panama.

Any changes in applicable laws and regulations, as well as the volume and complexity of the laws and regulations applicable to the Bank, may have a material adverse effect on the Bank.

Adoption of IFRS affects the presentation of our financial information, which was prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”) prior to January 1, 2015.

On January 1, 2015, the Bank began preparing its financial statements in accordance with IFRS, in compliance with a Superintendency mandate applicable to all financial institutions registered under general license in Panama. Prior to and including the year ended December 31, 2014, the Bank prepared its financial statements in accordance with U.S. GAAP. Because IFRS differ in certain significant respects from U.S. GAAP, the Bank’s financial information prepared and presented in its previous annual reports under U.S. GAAP is not directly comparable to its IFRS financial data. The lack of comparability with historical financial data may make it difficult to gain a full and accurate understanding of the Bank’s operations and financial condition.

Any failure by the Bank to maintain effective internal control over financial reporting may adversely affect investor confidence and, as a result, the value of investments in our securities.

The Bank is required under the Sarbanes-Oxley Act of 2002 to furnish a report by the Bank’s management on the effectiveness of its internal control over financial reporting and to include a report by its independent auditors attesting to such effectiveness. Any failure by the Bank to maintain effective internal control over financial reporting could adversely affect its ability to report accurately its financial condition or results of operations. If the Bank is unable to conclude that its internal control over financial reporting is effective, or if its independent auditors determine that Bladex has a material weakness or significant deficiency in its internal control over financial reporting, the Bank could lose investor confidence in the accuracy and completeness of its financial reports, the market prices of its shares could decline, and could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict the Bank’s future access to the capital markets.

The Bank makes estimates and assumptions in connection with the preparation of its consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on its operating results.

In connection with the preparation of its consolidated financial statements, the Bank uses certain estimates and assumptions based on historical experience and other factors. While the Bank’s management believes that these estimates and assumptions are reasonable under the current circumstances, they are subject to significant uncertainties, some of which are beyond its control. Should any of these estimates and assumptions change or prove to have been incorrect, its reported operating results could be materially adversely affected.

Recent changes in the Bank’s senior management team may be disruptive to, or cause uncertainty in, the Bank’s business, results of operations and the market price of its shares.

The Bank has recently experienced turnover in its senior management team, including the replacement of its Chief Executive Officer and Chief Financial Officer. As previously announced, Rubens V. Amaral Jr. has decided to retire as Chief Executive Officer and will be succeeded by Gabriel Tolchinsky upon Mr. Amaral’s departure from the Bank effective at close of business on April 30, 2018. While the Bank’s new Chief Executive Officer has extensive management experience at financial institutions and funds focused on the Region, he has limited experience as a senior officer of the Bank, having served as Chief Operating Officer since May 2017. The Bank’s new Chief Financial Officer, Ana Graciela de Méndez, has worked at the Bank in various capacities since 1990, and has held the role of alternate to the Chief Financial Officer since 2014, though she has limited experience serving as the Bank’s Chief Financial Officer, having been appointed in December 2017. Any lack of experience in their roles as Chief Executive Officer and Chief Financial Officer of the Bank, respectively, or lack of experience working together as a group, could negatively impact the Bank’s senior management team’s ability to quickly and efficiently respond to problems and effectively manage the Bank’s business. If the Bank’s management team is not able to work effectively, either individually or as together as a group, the Bank’s results of operations and market price of its shares may suffer, and its business may be harmed.

Risks Relating to the Region

The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs or other restrictions on foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

The Bank’s mission is focused on supporting trade and regional integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in U.S. political, regulatory and economic conditions, or in U.S. policies governing infrastructure, trade and foreign investment in the U.S., or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the Trump administration in the U.S. has increasingly threatened to impose tariffs on a variety of imports from countries throughout the world, including the Region, and has recently imposed certain tariffs on steel and aluminum. China has recently announced retaliatory tariffs against certain American products. Furthermore, the Trump administration has expressed significant doubts regarding existing trade agreements, including the North American Free Trade Agreement (“NAFTA”), and issued an executive order announcing the United States’ withdrawal from the Trans-Pacific Partnership (“TPP”). There can be no assurance that the U.S. or China, or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model. The Bank’s business, financial condition, results of operations and share price could therefore be materially adversely effected by any such developments.

Global markets and currencies were also adversely impacted after the U.K.’s referendum on the exit from the European Union (the “E.U.”), commonly referred to as “Brexit”, was passed into law, and on June 19, 2017 negotiations commenced to determine the future terms of the U.K.’s relationship with the E.U. After several months of negotiations, an initial settlement has been reached on some of the key issues that were blocking future negotiation, such as trade arrangements. There is still uncertainty regarding the possible results of the initial settlement, as well as the outcome of pending tariff, trade, regulatory and other negotiations. As a result of the Brexit referendum, the global markets and currencies have been adversely impacted, including sharp fluctuations in the value of the British pound as compared to the U.S. dollar. Such effects could have a material adverse effect on the Bank.

The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic changes in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

As a reflection of the Bank’s mission and strategy, the Bank’s credit activities are concentrated in the Region. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow growth or recessions, declining investments, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Global economic changes, including fluctuations in oil prices, commodity prices, U.S. dollar interest rates and U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region, including Panama, and other countries in which the Bank operates. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for ECL, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

The Bank’s credit activities are concentrated in a number of countries. The Bank’s credit portfolio (the “Credit Portfolio”) consists of the Commercial Portfolio and the Investment Securities Portfolio. The “Investment Securities Portfolio” consists of securities at FVOCI and investment securities at amortized cost. Adverse changes affecting one or more of these economies could have an adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2017, 63% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,023 million, or 17%), Colombia ($949 million, or 16%), Mexico ($906 million, or 15%), Panama ($556 million, or 9%) and Costa Rica ($376 million, or 6%).

In addition, as of December 31, 2017, of the Bank’s total Credit Portfolio balances, 8% were to five borrowers in Colombia, 7% were to five borrowers in each of Brazil and Mexico, and 5% were to five borrowers in each of Costa Rica and Panama. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have an adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for ECL, or suffer credit losses with the effect accentuated because of this concentration.

See Item 4.B., “Information on the Company—Business Overview—Developments During 2017”.

Local country foreign exchange controls or currency devaluation, monetary tightening, higher interest rates and rising inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

The Bank makes mostly U.S. dollar-denominated loans and investments.  As a result, the Bank faces the risk that local foreign exchange controls may restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis, even if they are exporters, and/or that significant currency devaluation might occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans. Additionally, several Latin American currencies have devalued sharply against the U.S. dollar, on concerns about the U.S. trade policy agenda, coupled with a trend of rate increases by the U.S. Federal Reserve Board. Asset risks may rise for banks that lend to exporters or high value-added manufacturers, particularly in the automotive supplier and technology sectors in the Region. U.S. monetary tightening and rising inflation could prompt central banks to tighten monetary policy in Latin American countries, with higher rates potentially leading to weaker asset quality. Rising rates may reduce borrower repayment capacity, leading to an increase in non-performing loan (NPL) ratios as loan growth decelerates. Any of these factors could harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations, which could adversely affect the Bank’s business and results of operations.

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

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized multinational bank originally established by central banks of Latin American and Caribbean countries to promote foreign trade and economic integration in the Region. The legal name of the Bank is Banco Latinoamericano de Comercio Exterior, S.A. Translated into English, the Bank is also known as Foreign Trade Bank of Latin-America, Inc. The commercial name of the Bank is Bladex.

The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially began operations on January 2, 1979. Panama was selected as the location of the Bank’s headquarters because of the country’s importance as a banking center in the Region, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, its geographic location, and the quality of its communications facilities.  Under a contract-law signed in 1978 between the Republic of Panama and Bladex, Bladex was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank offers its services through its head office in Panama City, its agency in New York (the “New York Agency”), its subsidiaries in Brazil and Mexico, and its representative offices in Buenos Aires, Argentina; Mexico City, Mexico; Sao Paulo, Brazil; Lima, Peru; and Bogotá, Colombia, as well as through a worldwide network of correspondent banks. On April 3, 2017, the Bank obtained approval from the National Banking and Securities Commission of Mexico to close its Representative Office in Monterrey, Mexico, and closed this office on April 7, 2017.

Bladex’s head office is located at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama, and its telephone number is +507 210-8500. The New York Agency is located at 10 Bank Street, Suite 1220, White Plains, NY 10606, and its telephone number is +1 (914) 328-6640.

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

-	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, USA, on May 30, 2000. Bladex Holdings maintains ownership in Bladex Representação Ltda.

-	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda. and Bladex Holdings owned the remaining 1%. Bladex Investimentos Ltda. had invested substantially all of its assets in an investment fund, Alpha4X Latam Fundo de Investimento Multimercado, incorporated in Brazil (the “Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil, (Comissão de Valores Mobiliários (the “CVM”)). The objective of the Brazilian Fund was to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Investimentos Ltda. merged with Bladex Representação Ltda. in April 2016, with Bladex Representação Ltda. as the surviving entity.

-	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other financial products, such as loans and factoring.

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

The changes of the Bank’s investment in the Feeder were recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit or loss” line item. The Feeder was not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated financial statements” according to which the existing rights in the fund did not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At December 31, 2017 and 2016, the Bank did not have any participation in the Feeder, compared to participation in the Feeder of 47.71% and 49.61% at December 31, 2015 and 2014, respectively.

Bladex also reported the changes in the net asset value of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss” line item, which the Bank did not consolidate, because the rights on this fund did not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment was adjusted to recognize the Bank’ss participation in the profits or losses of the fund in the line “Gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The Bank remained an investor in these funds until March 31, 2016, redeeming its investments entirely on April 1, 2016.

See Item 18, “Financial Statements,” note 1, and 2.1.

B.	Business Overview

Overview

The Bank’s mission is to provide financial solutions of excellence to financial institutions, companies and investors doing business in Latin America, supporting trade and regional integration across the Region.

As a multinational bank operating in 23 countries with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over decades of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in many jurisdictions, being recognized by its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and it has developed over the years a reputation for excellence when responding to its clients’ needs, in addition having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of becoming the leading institution in Latin America supporting foreign trade and regional integration.

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

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral, structured and syndicated credits, short- and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The majority of the Bank’s loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing) and financial leasing.

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents) and financial instruments related to the investment management activities, consisting of securities at FVOCI and investment securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Historically, trade finance has been afforded favorable treatment during Latin American debt restructurings. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining certain exceptions regarding U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains both its focus on trade finance and its Class A shareholders’ participation, it cannot guarantee that such exceptions will be granted in all future debt restructurings.

As of December 31, 2017, the Bank had 59 employees, or 31% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential customers.

Developments During 2017

The International Monetary Fund (“IMF”) has estimated world GDP growth of 3.7% in 2017, driven primarily by the dynamics of U.S. growth, the improvements in the Euro zone, fiscal expansion in China and growing trade flows. Latin America posted 1.3% GDP growth in 2017, as the negative credit cycle and particularly the recession in Brazil came to an end, and due to growth in other countries in the Region, propelled by better internal demand dynamics. This GDP growth followed weak performance by the Region in the previous few years. On the political front, election results in Argentina and in Chile helped boost the confidence of international investors, generating a more favorable business environment.

Bladex’s performance in 2017 demonstrated the sustainability of its business model and the Bank’s ability to continue to deliver solid results in a challenging environment, which last year included political turmoil in key countries in the Region and slower than expected economic growth, accompanied by abundant liquidity that put pressure on margins. In addition, the Bank remained aware of the challenging environment for global and regional trade, as NAFTA, TPP and BREXIT discussions continued to evolve in 2018.

Despite these challenges, the Bank’s profit was $82 million in 2017, representing a return on equity of 8%, down from 8.8% in 2016 due to lower average portfolio balances and lower margins. The Bank ended the year with a strong 21.1% Tier I capital ratio while the net interest margin and net interest spread were 1.85% and 1.48%, respectively, which were below 2016 levels. The Bank’s operating expenses were only slightly higher than the previous year, due largely to non-recurring severance expenses associated with its efforts to streamline its business model and increase efficiency throughout the organization. Bladex’s loan syndication and structuring business posted solid results again in 2017, contributing decisively to increased fee income and to the market perception of Bladex as a reliable and successful partner in its line of business. Fee income associated with the Bank’s traditional product, letters of credit, increased as well, confirming Bladex’s reputation as a solid financial institution in the Region. Ample access to funding in 2017, across diversified sources and geographies, proved again the creditworthiness that Bladex enjoys in the international capital markets.

See Item 5, “Operating and Financial Review and Prospects—Operating Results—Profit for the year” and “Trend Information” and Item 18, “Financial Statements,” note 17.

Strategies for 2018 and Subsequent Years

Streamlining the Bank’s operating model for greater efficiency

The Bank aims to improve efficiency and productivity throughout the organization, with investments having already been made in technology and more efficient processes. The Bank is focusing on a number of items, including a more centralized management model with our Head Office providing risk management and administrative support to the representative offices, leaving the representative offices free to concentrate primarily on origination and client relationship management. The Bank expects that this plan will reduce costs, contribute to its goal of operational excellence and provide greater flexibility to respond to the demands of its clients.

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

Targeted growth in expanding and diversifying the Bank’s client base

The Bank’s strategy to participate in a broad range of activities and further diversify its client base includes targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations, sovereigns and state-owned entities. This may be achieved through the Bank’s participation in bilateral and co-financed transactions and the strengthening of short- and medium-trade services provided. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise, product knowledge, quality of service, agile decision-making process and client approach, strategically targeting industries and participants in the value chain of international trade by country within the Region. Targeted participants operating in most of the main exporting sectors related to commodities (agribusiness, oil & gas, metals, and petrochemicals, among others) and services (transportation and utilities, among others).

The Bank plans to focus its future efforts on growing its business with a larger number of clients along the trade value chain, reinforcing the Bank’s business model, enhancing origination capacity and deploying the use of capital, as well as striving for a greater dispersion of risk in order to continue diversifying and mitigating the impact of potential losses, should they occur.

Increase the range of products and services that the Bank offers

Due to the Bank’s relationships throughout, and knowledge of, the Region, the Bank is well positioned to strategically identify key additional products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services, such as vendor finance, letters of credit, leasing, debt intermediation in primary and secondary markets, syndications, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

Lending Policies

The Bank extends credit directly to financial institutions, corporations and upper middle-market companies within the Region. The distinction between corporations and upper middle-market companies is based on the respective client’s volumes of annual sales, the borrower’s country of domicile and the size of the market in which it operates, as well as certain other criteria. The Bank finances import and export transactions for all types of goods and products, with the exception of certain restricted items such as weapons, ammunition, military equipment, and hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers and sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers by applying its credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

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

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of corporate, sovereign and middle-market companies. As of December 31, 2017, the Bank’s legal lending limit prescribed by Panamanian law for corporations, sovereign borrowers and middle-market companies amounted to $261 million, and for financial institutions and financial groups amounted to $313 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Regulation–Panamanian Law”. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2017, the Bank was in compliance with regulatory legal lending limits.

See Item 4.B., “Information on the Company—Business Overview—Supervision and Regulation—Panamanian Law.”

Credit Portfolio

The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Securities Portfolio. The Bank’s Commercial Portfolio includes gross loans (the “Loan Portfolio”), customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Securities Portfolio consists of securities at FVOCI and investment securities at amortized cost.

As of December 31, 2017, the Credit Portfolio amounted to $6,085 million, a decrease from $6,552 million as of December 31, 2016, and from $7,405 million as of December 31, 2015. The $467 million, or 7%, decrease during 2017 was largely attributable to the Bank’s Commercial Portfolio, which decreased by $445 million, or 7%, due to (i) the Bank’s ongoing efforts to mitigate risk and diversify its portfolio in certain countries, industries and client exposures, and (ii) the Bank’s efforts to move to shorter tenor lending, both of which were implemented to improve the Bank’s portfolio credit risk profile during the negative credit cycle experienced in the Latin American Region.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $5,999 million as of December 31, 2017, a $445 million, or 7%, decrease from $6,444 million as of December 31, 2016, and a $1,156 million, or 16%, decrease from $7,155 million as of December 31, 2015. These decreases reflect the Bank’s ongoing efforts to mitigate risk and diversify its portfolio mix during the past two years as well as the shorter average tenor of the Commercial Portfolio.

As of December 31, 2017, 81% of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 77% as of December 31, 2016 and 72% as of December 31, 2015. As of those same dates, trade finance operations represented 60%, 66% and 56%, respectively, of the Bank’s Commercial Portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade. As of December 31, 2017, 49% of the Bank’s Commercial Portfolio was represented by financial institutions and 47% of the Bank’s Commercial Portfolio was represented by corporations, of which 51% and 67% was trade-related financing, respectively.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2017 (1)%		2016 (2)%		2015 (3)%
	(in $ millions, except percentages)
Loans	$5,506	91.8	$6,021	93.4	$6,692	93.5
Loan commitments and financial guarantee contracts	487	8.1	403	6.3	447	6.3
Customers’ liabilities under acceptances	6	0.1	20	0.3	16	0.2
Total	$5,999	100.0	$6,444	100.0	$7,155	100.0
(1)	Includes non-performing loans in the amount of $59 million as of December 31, 2017.
(2)	Includes non-performing loans in the amount of $65 million as of December 31, 2016.
(3)	Includes non-performing loans in the amount of $52 million as of December 31, 2015.

Loan Portfolio

As of December 31, 2017, the Bank’s Loan Portfolio totaled to $5,506 million, compared to $6,021 million as of December 31, 2016 and $6,692 million as of December 31, 2015. The $515 million, or 9%, Loan Portfolio decrease during 2017 was largely attributable to the Bank’s decision to improve its Loan Portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with a focus toward short-term lending. In addition, high levels of U.S. dollar liquidity experienced in key markets led to nearly $1 billion in pre-payments of loans originally scheduled to mature in or after 2018, significantly offsetting increased levels of credit disbursements throughout the year. As of December 31, 2017, 80% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to 76% and 70%, as of December 31, 2016 and 2015, respectively.

As of December 31, 2017, the Bank had non-performing loans of $59 million (or 1.07% of the Loan Portfolio), compared to $65 million (or 1.09% of the Loan Portfolio) as of December 31, 2016 and $52 million (or 0.78% of the Loan Portfolio) as of December 31, 2015.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects—Operating Results—Changes in Financial Position”. “Operating and Financial Review and Prospects—Operating Results—Asset Quality”, “—Allowance for ECL” and Item 18, “Financial Statements,” notes 3.5 and 5.5.

Loan Portfolio by Country Risk

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans
	(in $ millions, except percentages)
Argentina	$295	5.3	$325	5.4	$142	2.1
Belgium	11	0.2	4	0.1	13	0.2
Bermuda	0	0.0	0	0.0	20	0.3
Bolivia	15	0.3	18	0.3	20	0.3
Brazil (1)	1,019	18.5	1,164	19.3	1,605	24.0
Chile	171	3.1	69	1.2	195	2.9
Colombia (2)	829	15.1	653	10.8	621	9.3
Costa Rica	356	6.5	400	6.6	341	5.1
Dominican Republic	250	4.5	244	4.1	384	5.7
Ecuador	94	1.7	129	2.1	169	2.5
El Salvador	55	1.0	105	1.7	68	1.0
France	0	0.0	0	0.0	6	0.1
Germany	38	0.7	50	0.8	97	1.4
Guatemala	309	5.6	316	5.2	458	6.8
Honduras	75	1.4	73	1.3	118	1.8
Jamaica	24	0.4	8	0.1	17	0.2
Luxembourg	20	0.4	15	0.2	0	0.0
Mexico (3)	850	15.4	927	15.4	789	11.8
Nicaragua	30	0.5	37	0.6	17	0.3
Panama (4)	500	9.1	499	8.3	455	6.8
Paraguay (5)	60	1.1	108	1.8	116	1.7
Peru	212	3.8	467	7.8	511	7.6
Singapore	55	1.0	70	1.2	12	0.2
Switzerland	4	0.1	46	0.8	45	0.7
Trinidad & Tobago	175	3.2	184	3.1	200	3.0
United States of America	44	0.8	73	1.2	54	0.8
Uruguay (6)	15	0.3	37	0.6	219	3.3
Total	$5,506	100.0	$6,021	100.0	$6,692	100.0

(1)	Includes non-performing loans in Brazil of $54 million in 2017, $49 million in 2016 and $4 million in 2015.
(2)	Includes non-performing loans in Colombia of $47 million in 2015.
(3)	Includes non-performing loans in Mexico of $1 million in 2015.
(4)	Includes non-performing loans in Panama of $12 million in 2016.
(5)	Includes non-performing loans in Paraguay of $5 million in 2017.
(6)	Includes non-performing loans in Uruguay of $4 million in 2016.

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2017, the Bank’s combined Loan Portfolio associated with European country risk represented $73 million, or 1.32%, of the total Loan Portfolio, compared to $115 million, or 1.91%, of the total Loan Portfolio as of December 31, 2016 and $160 million, or 2.40%, as of December 31, 2015.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower at the dates indicated:

	As of December 31,
	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,084	37.9	$1,739	28.9	$1,975	29.5
State-owned commercial banks	574	10.4	515	8.5	613	9.2
Central banks	0	0.0	30	0.5	0	0.0
State-owned organizations	723	13.1	787	13.1	462	6.9
Private middle-market companies (1)	242	4.4	294	4.9	388	5.8
Private corporations (2)	1,883	34.2	2,656	44.1	3,255	48.6
Total	$5,506	100.0	$6,021	100.0	$6,692	100.0

(1)	Includes $35 million, $35 million and $1 million in non-performing loans in 2017, 2016 and 2015, respectively.
(2)	Includes $24 million, $30 million and $51 million in non-performing loans in 2017, 2016 and 2015, respectively.

As of December 31, 2017, the Bank’s Loan Portfolio industry exposure mainly included: (i) 48% in the financial institutions sector; (ii) 14% in the industrial sector, comprised mostly of metal manufacturing, food and beverage, electric power, plastics and packaging, and other manufacturing industries; and (iii) 13% in the oil and gas sector, which in turn was divided into integrated (11%) and downstream (2%) subsegments. No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2017, by type of rate and type of borrower:

	As of December 31, 2017
	(in $ millions)
	Impaired and due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$791	$29	$0	$820
State-owned commercial banks	307	0	0	307
State-owned organizations	418	0	0	418
Private middle-market companies	190	2	0	192
Private corporations	613	18	11	642
Subtotal	$2,319	$49	$11	$2,379
FLOATING RATE
Private sector commercial banks and financial institutions	$1,017	$247	$0	$1,264
State-owned commercial banks	171	95	0	266
State-owned organizations	205	100	0	305
Private middle-market companies	32	14	4	50
Private corporations	637	594	11	1,242
Subtotal	$2,062	$1,050	$15	$3,127
Total	$4,381	$1,099	$26	$5,506

Note: Scheduled amortization repayments fall into the maturity category in which the payment is due, rather than that of the final maturity of the loan.

	As of December 31, 2016
	(in $ millions)
	Impaired and due in one year or less	Due after one year through five years	Due after five years through ten years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$497	$23	$0	$520
State-owned commercial banks	227	12	0	239
State-owned organizations	690	0	0	690
Private middle-market companies	183	2	0	185
Private corporations	1,056	20	0	1,076
Subtotal	$2,653	$57	$0	$2,710
FLOATING RATE
Private sector commercial banks and financial institutions	$768	$451	$0	$1,219
State-owned commercial banks	207	69	0	276
Central banks	30	0	0	30
State-owned organizations	82	15	0	97
Private middle-market companies	50	54	5	109
Private corporations	772	795	13	1,580
Subtotal	$1,909	$1,384	$18	$3,311
Total	$4,562	$1,441	$18	$6,021

Note: Scheduled amortization repayments fall into the maturity category in which the payment is due, rather than that of the final maturity of the loan.

Loan Commitments and Financial Guarantee Contracts

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions.  When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay, with the understanding that, if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank also provides stand-by letters of credit, guarantees, and commitments to extend credit, which are binding legal agreements to disburse or lend to clients, subject to the customers’ compliance with customary conditions precedent or other relevant documentation. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future liquidity requirements.

The Bank applies the same credit policies used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of a client’s contractual default to a third party.

Loan commitments and financial guarantee contracts amounted to $488 million, or 8% of the total Commercial Portfolio, as of December 31, 2017, compared to $403 million, or 6% of the total Commercial Portfolio, as of December 31, 2016 and $447 million, or 6% of the total Commercial Portfolio, as of December 31, 2015. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 91% of the total loan commitments and financial guarantee contracts as of December 31, 2017, compared to 97%, and 58%, as of December 31, 2016 and 2015, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2017		2016		2015
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$8	1.5	$0	0.0	$10	2.3
Bolivia	0	0.0	0	0.1	1	0.3
Brazil	0	0.0	0	0.0	17	3.9
Canada	0	0.1	0	0.0	0	0.0
Chile	15	3.1	0	0.0	0	0.0
Colombia	91	18.7	79	19.6	96	21.5
Costa Rica	20	4.1	2	0.6	0	0.0
Dominican Republic	0	0.0	27	6.6	5	1.0
Ecuador	253	51.9	173	42.8	89	19.8
El Salvador	1	0.2	1	0.3	0	0.0
Guatemala	12	2.4	7	1.7	0	0.0
Honduras	1	0.2	1	0.3	1	0.2
Jamaica	0	0.0	0	0.0	0	0.0
Mexico	35	7.2	11	2.8	47	10.5
Panama	31	6.4	40	9.9	136	30.4
Paraguay	0	0.0	0	0.0	0	0.0
Peru	18	3.6	43	10.6	19	4.2
Singapore	0	0.0	0	0.0	25	5.6
Switzerland	0	0.0	1	0.2	1	0.2
Uruguay	3	0.6	18	4.5	0	0.1
Total loan commitments and financial guarantee contracts	$488	100.0	$403	100.0	$447	100.0

For total loan commitments and financial guarantee contracts, see Item 18, “Financial Statements,” note 6.

Investment Securities Portfolio

As part of its Credit Portfolio, the Bank holds an Investment Securities Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost, consisting of investments in securities by Latin American issuers.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes associated with assets (mainly its Investment Securities Portfolio) and liabilities (mainly issuances) denominated in fixed rates.

The following table sets forth information regarding the carrying value of the Bank’s Investment Securities Portfolio, presented in gross amounts, at the dates indicated.

	As of December 31,
	2017	2016	2015
	(in $ millions)
Securities at FVOCI (1)	$17	$30	$142
Securities at amortized cost (2)	69	78	109
Total Investment Securities Portfolio	$86	$108	$251

(1)	As of December 31, 2017, the outstanding balance does not include an equity investment at FVOCI of $8.4 million.
(2)	Amounts do not include an allowance for ECL of $0.2 million, $0.6 million and $0.5 million, as of December 31, 2017, 2016 and 2015, respectively.

During the periods under review herein, the Bank did not hold instruments in obligations of the U.S. Treasury or other U.S. Government agencies or corporations, or in states of the U.S. or their municipalities.

The following tables set forth the distribution of the Bank’s Investment Securities Portfolio, presented in gross amounts, by country risk, type of borrower and contractual maturity, at the dates indicated:

	As of December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$5	5.2	$21	20.0	$63	25.0
Chile	5	6.0	5	4.8	18	7.3
Colombia	29	33.8	30	27.5	53	21.0
Costa Rica	0	0.0	0	0.0	5	2.0
Mexico	20	23.5	20	18.8	38	15.0
Panama	18	21.5	12	10.8	34	13.4
Peru	0	0.0	0	0.0	7	2.9
Trinidad and Tobago	9	10.0	9	8.1	8	3.4
Multilateral Organizations	0	0.0	11	10.0	25	10.2
Total	$86	100.0	$108	100.0	$251	100.0

	As of December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$11	13.4	$4	4.1	$76	30.3
State-owned commercial banks	3	3.4	3	2.6	7	2.9
Sovereign debt	48	55.7	49	45.2	59	23.4
State-owned organizations	24	27.5	35	32.4	99	39.4
Private corporations	0	0.0	17	15.7	10	4.0
Total	$86	100.0	$108	100.0	$251	100.0

	As of December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year	$8	9.3	$4	3.7	$49	19.4
After one year through five years	78	90.7	85	78.9	113	45.0
After five years through ten years	0	0.0	19	17.4	89	35.5
Total	$86	100.0	$108	100.0	$251	100.0

As of December 31, 2017, 2016 and 2015, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s stockholders equity.

Financial instruments at FVOCI

As of December 31, 2017, financial instruments at FVOCI totaled $25 million, which consisted of (i) equity investments at FVOCI of $8 million, corresponding to equity securities classified with the irrevocable option of changes in OCI, and (ii) securities at FVOCI of $17 million, related to investments in securities in the Region, issued by sovereign and state-owned issuers. The $6 million decrease on the Bank’s financial instruments at FVOCI from the prior period was mainly attributable to the sale of investment securities as the Bank continued to decrease its holdings in this category to reduce market risk.

As of December 31, 2016, the Bank’s financial instruments at FVOCI decreased to $30 million, from $142 million as of December 31, 2015, as the Bank sold $103 million and redeemed $107 million of financial instruments at FVOCI, while $84 million were purchased, resulting in a net loss of $0.4 million. As of December 31, 2016, the Bank did not have equity investments at FVOCI and the securities at FVOCI consisted of investments in securities of issuers in the Region, of which 90% corresponded to multilateral, sovereign and state-owned issuers, and 10% corresponded to private banks and corporations.

As of December 31, 2017 and 2016, there were no securities at FVOCI guaranteeing repurchase transactions.

See Item 18, “Financial Statements,” notes 3.3.6 and 5.2.

Securities at amortized cost

The Bank’s investment securities at amortized cost totaled $69 million as of December 31, 2017, compared to $78 million as of December 31, 2016. The $9 million decrease during the year in the investment securities at amortized cost portfolio was mostly attributable to the proceeds of $18 million of matured investment securities, net of the $10 million investment securities acquired during 2017.

As of December 31, 2016, the Bank’s securities at amortized cost decreased to $78 million, from $109 million as of December 31, 2015. The $31 million, or 28%, decrease during the year in the securities at amortized cost portfolio was mostly attributable to the redemption of $55 million of matured investment securities, net of the $25 million in investment securities acquired during 2016.

As of December 31, 2017 and 2016, there were no investment securities at amortized cost guaranteeing repurchase transactions.

See Item 18, “Financial Statements,” notes 3.3.7 and 5.3.

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, financial instruments at FVTPL, financial instruments at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2017		2016		2015
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$296	4.7	$329	4.5	$144	1.7
Brazil	1,042	16.5	1,201	16.6	1,683	20.2
Chile	176	2.8	75	1.0	214	2.6
Colombia	863	13.7	688	9.5	676	8.1
Costa Rica	358	5.7	402	5.6	348	4.2
Dominican Republic	251	4.0	246	3.4	386	4.6
Ecuador	95	1.5	130	1.8	169	2.0
El Salvador	55	0.9	106	1.5	69	0.8
Germany	38	0.6	50	0.7	107	1.3
Guatemala	310	4.9	319	4.4	462	5.5
Honduras	75	1.2	73	1.0	119	1.4
Japan	2	0.0	82	1.1	0	0.0

	As of December 31,
	2017		2016		2015
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Mexico	875	13.9	955	13.2	832	10.0
Panama	526	8.3	513	7.1	492	5.9
Paraguay	60	1.0	110	1.5	118	1.4
Peru	213	3.4	470	6.5	522	6.3
Singapore	55	0.9	70	1.0	12	0.1
Switzerland	9	0.1	110	1.5	56	0.7
Trinidad & Tobago	185	2.9	194	2.7	210	2.5
United States of America	665	10.5	955	13.2	1,273	15.3
Uruguay	15	0.2	37	0.5	220	2.6
Other countries (1)	139	2.3	127	1.7	175	2.1
Subtotal	$6,303	100.0	$7,242	100.0	$8,287	99.4
Investment funds at fair value through profit or loss	0	0.0	0	0.0	53	0.6
Total (2)	$6,303	100.0	$7,242	100.0	$8,341	100.0

(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2017 was comprised of Nicaragua ($30 million), Jamaica ($25 million), Spain ($23 million), Luxembourg ($20 million), Netherlands ($16 million), Bolivia ($15 million) and Belgium ($12 million). “Other countries” in 2016 was comprised of Nicaragua ($37 million), Spain ($28 million), Bolivia ($18 million), Luxembourg ($15 million), Multilateral Organizations ($11 million), Jamaica ($7 million), France ($7 million) and Belgium ($4 million). “Other countries” in 2015 was comprised of Multilateral Organizations ($66 million), Bolivia ($20 million), Bermuda ($20 million), Jamaica ($17 million), Nicaragua ($17 million), Belgium ($13 million), France ($11 million), Spain ($10 million) and the U.K. ($1 million).
(2)	The outstandings by country does not include loan commitments and financial guarantee contracts and other assets. See Item 4.B. “Business Overview— Loan Commitments and Financial Guarantee Contracts.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2017, overall cross border outstandings totaled $6,303 million, a $939 million decrease compared to $7,242 million as of December 31, 2016, as the Bank experienced high U.S. dollar liquidity in key markets such as Peru, and exposures to certain countries were adjusted, most notably in Brazil, along with decreased levels of liquid assets in the form of cash and cash equivalents, mainly placed with the U.S. Federal Reserve Bank.

Overall cross border outstandings decreased to $7,242 million as of December 31, 2016, from $8,341 million as of December 31, 2015, as some exposures in certain countries, most notably in Brazil, were reduced in accordance with the Bank’s perception of risks relating to that country.

Cross-border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements and secured credits related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2017	2016	2015
	(in $ millions)
Private sector commercial banks and financial institutions	$2,168	$2,184	$2,100
State-owned commercial banks and financial institutions	579	571	632
Central banks	609	621	1,213
Sovereign debt	49	50	60
State-owned organizations	750	829	605
Private middle-market companies	246	296	391
Private corporations	1,902	2,691	3,286
Subtotal	$6,303	$7,242	$8,287
Investment funds at fair value through profit or loss	0	0	53
Total	$6,303	$7,242	$8,341

Total Income Per Country

The following table sets forth information regarding the Bank’s total income by country at the dates indicated, with total income calculated as the sum of net interest income plus net other income – which includes fees and commissions, net, gain (loss) on derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) on sale of securities at fair value through OCI, gain on sale of loans and other income:

	For the year ended December 31,
	2017	2016	2015
	(in $ millions)
Argentina	$5.6	$10.7	$9.7
Bermuda	0.0	0.0	1.0
Brazil	25.8	37.7	44.5
Chile	1.7	3.2	2.8
Colombia	19.1	12.2	17.6
Costa Rica	11.2	9.7	7.0
Dominican Republic	2.3	4.5	3.7
Ecuador	8.5	7.6	7.4
El Salvador	2.0	2.9	2.0
Germany	2.3	3.1	4.8
Guatemala	5.9	8.7	6.8
Honduras	2.0	3.6	3.2
Jamaica	1.3	1.0	0.8
Mexico	25.7	28.3	21.1
Panama	9.9	13.9	11.6
Paraguay	1.8	4.0	4.1
Peru	4.4	11.8	12.4
Trinidad and Tobago	3.0	2.9	1.6
Uruguay	0.7	4.5	3.4
Other countries (1)	5.1	2.1	3.3
Investment funds at FVTPL	0.0	(4.4)	5.1
Total income	$138.3	$168.0	$173.9

Impairment loss from ECL on loans, loan commitments and financial guarantee contracts	(9.9)	(35.1)	(12.8)
Recovery (impairment loss) from ECL on investment securities	0.5	(0.0)	(5.3)
Operating expenses (2)	(46.9)	(45.8)	(51.8)
Profit for the year	$82.0	$87.0	$104.0

(1)	Other countries consists of total income per country in which total income did not exceed $1 million for any of the periods indicated above.
(2)	Total operating expenses includes the following expense line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”

The above table provides a reconciliation of total income by country defined above to the Bank’s profit for the year. The purpose of the aforementioned table is to show total income, as it is presented in the Bank’s Consolidated Financial Statements, before expenses generated from the Bank’s Commercial and Treasury Business Segments, on a by-country basis. Given that the Bank’s business segments generate income not only from net interest income, but from other sources generating net other income, the Bank adds those corresponding items to net interest income to show total income earned before expenses. Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantee contracts, and impairment loss from ECL on investment securities, are not included as part of total income, as the Bank believes such items, which are based on management estimates and therefore do not necessarily constitute fully realized losses, may distort trend analysis. The Bank believes excluding such items from total income provides a more accurate indicator of the Bank’s revenue generating performance within its two business segments for each country, and thus provides a better basis for analysis of the efficiency of the Bank.

Competition

The Bank operates in a highly competitive environment in most of its markets, and faces competition principally from international banks, the majority of which are European, North American or Asian, as well as Latin American regional banks, in making loans and providing fee-generating services. The Bank competes in its lending and deposit-taking activities with other banks and international financial institutions, many of which have greater financial resources, enjoy access to less expensive funding and offer sophisticated banking services. Whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new participants generally increases. Competition may have the effect of reducing the spreads of the Bank’s lending rates over its funding costs and constraining the Bank’s profitability.

Increased open account exports and new financing requirements from multinational corporations are changing the way banks intermediate foreign trade financing. Trade finance volumes are also dependent on global economic conditions.

The Bank also faces competition from investment banks and the local and international securities markets, which provide liquidity to the financial systems in certain countries in the Region, as well as non-bank specialized financial institutions. The Bank competes primarily on the basis of agility, pricing, and quality of service. See Item 3.D., “Key Information–Risk Factors.”

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

The Superintendency of Banks has signed and executed agreements or letters of understanding with more than 25 foreign supervisory authorities regarding the sharing of supervisory information under principles of reciprocity, appropriateness, national agreement and confidentiality. These entities include the U.S. Federal Reserve Board, the Federal Reserve Bank, the Office of the Comptroller of the Currency of the Treasury Department, or OCC, and the Federal Deposit Insurance Corporation. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

Banks in Panama are subject to the Decree Law 9 of February 26, 1998, as amended, as well as banking regulations issued by the Superintendency (the “Banking Law”).

Panamanian Law

The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License (“General License Banks”), may engage in all aspects of the banking business in Panama, including taking local and foreign deposits, as well as making local and international loans.

Capital

General License Banks must at all times maintain (i) a paid-in capital of no less than U.S.$10 million and (ii) an adjusted capital of not less than 8% of total risk-weighted assets. The Superintendency has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.

Adjusted capital consists of the sum of (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1).

Primary Capital

(i)	Ordinary Capital includes paid-in capital in shares, surplus capital, declared reserves, retained earnings, minority interests in equity accounts of consolidated subsidiaries, other items of net total earnings and any other reserves authorized by the Superintendency.

(ii)	Additional primary capital includes instruments issued by a bank that comply with the criteria to be classified as ordinary primary capital and that are not classified as ordinary primary capital, issuance premiums from financial instruments considered ordinary primary capital, financial instruments that are held by a third party and are issued by consolidated affiliates of the bank, and any other financial instrument resulting from capital adjustments of ordinary primary capital.

Secondary Capital

Secondary capital includes (i) financial instruments that comply with the criteria set forth in Rule No. 1-2015 to be classified as secondary capital, (ii) subscription premiums paid on financial instruments that are classified as secondary capital, (iii) financial instruments issued by consolidated affiliates of the bank to third parties, and (iv) reserves for future losses (excluding provisions assigned to the deterioration of assets valued on an individual or collective basis).

Dynamic Reserves

The dynamic reserve must be between 1.25% and 2.5% of the risk-weighted assets amount corresponding to the credit facilities classified in the standard category and cannot decrease with respect to the amount calculated for the previous quarter, except for cases when such decrease is as a result of a conversion from dynamic reserves to specific reserves.

General License Banks are required to maintain a ratio of ordinary primary capital over risk-weighted assets of 3.75% as of July 1, 2016, 4.00% as of January 1, 2017, 4.25% as of January 1, 2018 and 4.50% as of January 1, 2019. In addition, General License Banks are required to maintain a ratio of primary capital over risk weighted assets of 5.25% as of July 1, 2016, 5.50% as of January 1, 2017, 5.75% as of January 1, 2018 and 6.00% as of January 1, 2019.

Loan Classification and Loan Loss Reserves

Regulations require that banks have loan loss allowances. The calculation of the specific reserves requires that the loan portfolio be classified according to parameters prescribed in the regulation. There are five categories of loan classifications: Standard, Special Mention, Sub-standard, Doubtful and Loss. Regulations require banks to suspend accruing interest on non-performing loans.

Specific reserves are reserves required in connection with the credit classification of a loan. They are created for individual credit facilities as well as for a consolidated group of credit facilities. The minimum reserve requirements depend on the classification of the loan as follows: standard loans 0%; special mention loans 2%; sub-standard loans 15%; doubtful loans 50%; and loss 100%. Specific reserve requirements take into account the classification of the loan as well as the guarantees provided by the borrowers to secure such loans. Guarantees are calculated at present value in accordance with the requirements established by banking regulations.

Banks may create their own financial models to determine the amount of the specific reserves, subject to the approval of the Superintendency. In any event, the internal financial models must comply with the aforementioned minimum specific reserve requirements. Compliance with regulations on loan classification and loan loss reserves are monitored by the Superintendency through reports, as well as on- and off-site examinations.

Liquidity

General License Banks are required to maintain 30% of their total gross deposits in qualifying liquid assets as prescribed by the Superintendency (which include short-term loans to other banks and other liquid assets). Qualifying liquid assets must be free of liens, encumbrances and transfer restrictions. The Superintendency may impose concentration limits and cash requirements, as well as weights per type of liquid assets.

The Superintendency requires general license banks to monitor their liquidity and identify potential liquidity risk events that may affect the bank. As of July, 2018 banks must undertake stress tests and active monitoring of their intra-day liquidity. The stress tests performed by the bank should include at minimum: (a) the simultaneous exhaustion of liquidity in different markets; (b) restrictions on access to secured and unsecured funding; (c) limitations on foreign currency exchange and difficulties on the execution of the foreign currency exchange transactions; and (d) analysis of the possible effects of severe stress scenarios.

Banks are required to have a contingent funding plan which should include (i) a diversified pool of contingent funding options; (ii) provide detail as to potential amounts and values that could be obtained from each of the funding options; (iii) procedures that detail the priority of the funding sources; and (iv) a flexible framework which will allow the bank to react effectively to different situations.

As of July 1, 2018 general license banks will be required to calculate and comply with the liquidity coverage ratio (“LCR”) established by the Superintendency. The regulation establishes two bands of ratios that can be applicable to banks in Panama. The Superintendency will determine, according to internal criteria, the band applicable to each bank. The band 1 banks will be required to gradually reach by December 2022 a ratio of 50% and band 2 banks will be required to gradually reach by December 2022 a ratio of 100%. The Superintendency defines the LCR as the stock of high-quality liquid assets over total net cash outflows over the next 30 calendar days. The definition is based on the Basel III Liquidity Coverage Ratio and liquidity risk monitoring tools published by the Basel Committee on Banking Supervision and adjusted by the Superintendency.

Lending Limits

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

Under the Banking Law, a bank and the ultimate parent of the banking group may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, and (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank). For these purposes, a “related party” is (a) any one or more of the bank’s directors, (b) any stockholder of the bank that directly or indirectly owns 5% or more of the issued and outstanding capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the issue and outstanding capital stock of the company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendency currently limits the total amount of secured and unsecured Credit Facilities (other than Credit Facilities secured by deposits in the bank) granted by a bank or the ultimate parent of a banking group to related parties to 25% of the total capital of the bank.

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

Corporate Governance

The board of directors of a bank must be comprised of at least seven members, with knowledge and experience in the banking business, including at least two independent directors. The majority of the members of the board of directors may not be part of the banks’ management nor have material conflicts of interest. None of the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer may preside over the board of directors. Members of the board of directors who participate in board-established committees must have specialized knowledge and experience in the areas assigned to the committees in which they participate. The board of directors shall meet at least every three months. The board of directors shall keep detailed minutes of all meetings.

Minimum corporate governance requirements for banking institutions include: (a) documentation of corporate values, strategic objectives and codes of conduct; (b) documentation that evidences compliance with the corporate values and code of conduct of the bank; (c) a defined corporate strategy that can be used to measure the contribution to the bank of each level of the corporate governance structure; (d) the designation of responsibilities and authorized decision-making authorities within the bank, and their individual powers and approval levels; (e) the creation of a system that regulates interaction and cooperation of the board of directors, senior management and external and internal auditors; (f) creation of control systems for independent risk management; (g) prior approval, monitoring and verification of risks for credit facilities with existing conflicts of interest; (h) creation of policies for recruitment, induction, continuous and up-to-date staff training and financial and administrative incentives; (i) existence of internal and public information that guarantee the transparency of the corporate governance system; (j) creation of a direct supervision system for each level of the organizational structure; (k) external audits independent from management and the board of directors; and (l) internal audits independent from management of the bank.

Integral Risk Management

Panamanian banking regulations contain guidelines for integral risk management of financial institutions. Integral risk management is a process intended to identify potential events that can affect banks and to manage those events according to their nature and risk level. These guidelines cover the different risks that could affect banking operations such as: (i) credit risk; (ii) counterparty risk; (iii) liquidity risk; (iv) market risk; (v) operational risk; (vi) reputational risk; (vii) country risk; (viii) contagion risk; (ix) strategic risk; (x) information technology risk; and (xi) concentration risk. Banks are required to have policies for the management and mitigation of all risks to which they are exposed. The board of directors, management and the risk committee of the board of directors are responsible for compliance with the integral risk management policies created to mitigate the exposure of the bank to such risks.

Additional Regulatory Requirements

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

Supervision, Inspection and Reports

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

Panamanian laws and regulations governing Anti Money Laundering, Terrorism Financing and the Prevention of the Proliferation of Weapons of Mass Destruction

Panama has enacted extensive legislation and regulations to prevent and fight money laundering activities and the financing of terrorism and weapons of mass destruction by financial institutions and certain other businesses.

Financial and non-financial supervised entities are subject to supervision, reporting and compliance requirements by various government agencies. The following entities are deemed to be “financial supervised entities”: (i) banks; (ii) bank groups; (iii) trust companies; (iv) leasing companies; (v) factoring companies; (vi) credit, debit or pre-paid card processing entities; (vii) companies engaged in remittances or wire transfers; and (viii) companies that provide any other service related to trust companies. These entities must comply with measures to prevent their operations and/or transactions from being used for money laundering operations, terrorism financing or any other illicit activity. Banks and trust companies are regulated and supervised by the Superintendency.

The laws and regulations require supervised entities to perform due diligence reviews on their clients and their transactions. Supervised entities have the obligation to ensure that the information provided by their customers is continuously updated, especially for clients classified as higher risk clients. Banks are further required to create a system of client classification by risk profiles, based on factors such as nationality, country of birth or incorporation, domicile, profession or trade, geographic region of the customer’s activities, corporate structure, type, amount and frequency of transactions, source of funds, politically exposed persons, products, services and channels. Banks are required to know and keep information about the ultimate beneficial owner of their clients.

Banks are subject to supervision and monitoring measures in order to prevent the use of their banking operations and/or transactions for money laundering operations. These measures include: (i) compliance with “Know Your Customer” policies; (ii) supervision of employee activities; (iii) tracking the movement of every customer’s account to be aware of their regular activities and be able to identify unusual transactions; (iv) keeping a registry of every suspicious transaction and notifying suspicious transactions to the Financial Analysis Unit (a Panamanian governmental agency under the Ministry of the Presidency); (v) conducting internal audits at least every six months on accounts with funds exceeding $10,000, with the purpose of determining if transactions made in these accounts are consistent with the account holder’s usual behavior; and (vi) monitoring accounts of clients labelled as politically exposed persons.

Furthermore, banks that provide correspondent banking services to foreign banks must assess, review and monitor the policies and internal controls of such foreign banks to prevent money laundering, terrorism financing or any other illicit activities.

United States Law

The Bank operates the New York Agency, a New York state-licensed agency in White Plains, New York, and maintains a direct wholly-owned non-banking subsidiary in Delaware, Bladex Holdings, which is not engaged in banking activities.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2017, the New York Agency maintained a pledge deposit with a carrying value of $3 million with the New York State Department of Financial Services, above the minimum required amount.

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

U.S. Anti-Money Laundering Laws

U.S. anti-money laundering laws, including the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970 (commonly known as the “Bank Secrecy Act”), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), impose significant compliance and due diligence obligations, on financial institutions doing business in the United States, including, among other things, requiring these financial institutions to maintain appropriate records, file certain reports involving currency transactions, conduct certain due diligence with respect to their customers and establish anti-money laundering compliance programs designed to detect and report suspicious or unusual activity. The New York Agency is a “financial institution” for these purposes. The failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal, reputational and financial consequences for such institution. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with these laws and their implementing regulations.

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

Raw Materials

The Bank is not dependent on sources or availability of raw materials.

C.       Organizational Structure

For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.

D.       Property, Plant and Equipment

The Bank leases its headquarters, which comprises 4,990 square meters of office space, located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases computer hosting equipment spaces located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, Panama City, Panama.

In addition, the Bank leases office space for its representative offices in Mexico City, Mexico; Buenos Aires, Argentina; Lima, Peru; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in White Plains, New York. In addition, until April 2017, the Bank leased office space in Monterrey, Mexico in connection with its now closed representative office.

See Item 18, “Financial Statements” notes 1, 3.11, 7 and 25.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2015 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with IFRS.

Nature of Earnings

The Bank derives income from net interest income and net other income, which includes fees and commissions, net, gain (loss) on derivative financial instruments and foreign currency exchange, gain (loss) per financial instrument at fair value through profit or loss, gain (loss) on sale of securities at fair value through OCI, gain on sale of loans, and other income. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest expense the Bank pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit, guarantees, and credit commitments, and through loan structuring and syndication activities, while other loan intermediation activities, such as sales in the secondary market and distribution in the primary market are registered as gain on sale of loans.

A.	Operating Results

The following table summarizes changes in components of the Bank’s profit for the year and performance for the periods indicated. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017	2016	2015
	(in $ thousands, except per share amounts and percentages)
Interest income	$226,079	$245,898	$220,312
Interest expense	106,264	90,689	74,833
Net interest income	119,815	155,209	145,479
Other income:
Fees and commissions, net	17,514	14,306	19,200
Loss on derivative financial instruments and foreign currency exchange, net	(437)	(486)	(23)
(Loss) gain per financial instrument at fair value through profit or loss (1)	(732)	(2,883)	5,731
Gain (loss) on sale of securities at fair value through OCI	249	(356)	363
Gain on sale of loans	181	806	1,505
Other income	1,723	1,378	1,603
Net other income	18,498	12,765	28,379
Total income	138,313	167,974	173,858
Expenses:
Impairment loss from expected credit losses on loans at amortized cost	8,859	34,760	17,248
(Recovery) impairment loss from expected credit losses on investment securities	(489)	3	5,290
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	1,069	352	(4,448)
Operating expenses:
Salaries and other employee expenses	27,653	25,196	30,435
Depreciation of equipment and leasehold improvements	1,578	1,457	1,371
Amortization of intangible assets	838	629	596
Other expenses	16,806	18,532	19,382
Total operating expenses (2)	46,875	45,814	51,784
Total expenses	56,314	80,929	69,874
Profit for the year	$81,999	$87,045	$103,984
Basic earnings per share	$2.09	$2.23	$2.67
Diluted earnings per share	$2.08	$2.22	$2.66
Weighted average basic shares	39,311	39,085	38,925
Weighted average diluted shares	39,329	39,210	39,113
Return on average total assets (3)	1.27%	1.16%	1.32%
Return on average total stockholders’ equity (4)	8.02%	8.76%	10.95%

(1)	Includes the net gain (loss) on investment funds recorded in 2016 and 2015 as gain (loss) on financial instruments at fair value through profit or loss. See Item 18, “Financial Statements,” note 22.
(2)	Operating expenses, which are presented as part of total expenses in the Bank’s consolidated statements of profit or loss, does not include the effects of impairment loss or recovery from expected credit losses on loans at amortized cost, investment securities, and loan commitments and financial guarantee contracts, as the Bank believes such items, which are based on management estimates and are related to the ECL of the Bank’s Credit Portfolio, may distort trend analysis. See Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Operating Expenses.”
(3)	Average total assets calculated on the basis of unaudited average balances.
(4)	Average total stockholders’ equity calculated on the basis of unaudited average balances.

Profit for the year

The Bank’s profit for the year 2017 totaled $82.0 million, compared to $87.0 million in 2016. The $5.0 million, or 6%, decrease was mostly attributable to: (i) lower net interest income from reduced average loan balances and narrower lending spreads, as the Bank mitigated lending risk and diversified its portfolio mix, as well as shortened the average tenor of its portfolio, and (ii) non-recurring personnel-change related expenses, resulting in $3.2 million in charges for 2017, both of which were mostly offset by the positive effects of: (i) improved credit quality reflected in lower impairment loss from ECL, (ii) strong annual growth in fee income from its letters of credit business and structuring / syndication activity, (iii) the absence of non-core trading losses, as the Bank completely divested from its participation in investment funds during 2016, and (iv) a decrease in recurring operating expenses (excluding personnel-change related expenses), which reflected the Bank’s focus on efficiency through technology, processes and structural improvements.

Profit for the year 2016 totaled $87.0 million, compared to $104.0 million in 2015. The $16.9 million, or 16%, decrease was primarily attributable to: (i) higher impairment loss from ECL on loans, as the Bank recorded individually assessed lifetime ECL for certain exposures with increased credit risk undergoing restructuring and recovery efforts, along with (ii) a $9.5 million adverse swing in non-core trading results from the Bank’s former participation in the investment funds, and (iii) lower fees and commissions, mainly due to reduced activity in letters of credit, financial guarantees and credit commitments, as well as slightly lower fees from the loan structuring and syndication business in the context of a significant volume decrease in the relevant Latin American debt capital markets during the year. These factors were partially offset by (i) higher net interest income mostly driven by increased financial margins that helped offset the effect of reduced average loan balances, primarily from the Bank’s efforts to reduce certain country, industry and client risk concentrations, and (ii) a 12% decrease in operating expenses from both lower performance-based variable compensation expense and cost saving activities in other expense categories.

Business Segment Analysis

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury.

The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

The Bank’s net interest income represents the main driver of profits for the year. Interest income is generated by interest-earning assets which include loans, financial instruments at FVTPL, securities at FVOCI and investment securities at amortized cost. Interest expense is allocated to interest-earning assets on a matched-funded basis, net of risk adjusted capital allocated by business segment. The operating expense allocation methodology assigns overhead expenses based on resource consumption by business segment. The following table summarizes the Bank’s profits, both by business segment and on a consolidated basis for the periods indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$120,581	$140,375	$127,161
Net other income	18,926	16,333	21,492
Total income	139,507	156,708	148,653
Impairment loss from expected credit losses on loans, loan commitments and financial guarantees contracts	(9,928)	(35,112)	(12,800)
Expenses, less impairment loss from expected credit losses	(35,916)	(34,598)	(40,429)
Profit for the year	$93,663	$86,998	$95,424

TREASURY:
Net interest income	$(766)	$14,834	$18,318
Net other income	(428)	(3,568)	6,887
Total income	(1,194)	11,266	25,205
Recovery (impairment loss) from expected credit losses on investment securities	489	(3)	(5,290)
Expenses, less impairment loss from expected credit losses	(10,959)	(11,216)	(11,355)
Profit for the year	$(11,664)	$47	$8,560

COMBINED BUSINESS SEGMENT TOTAL:
Net interest income	$119,815	$155,209	$145,479
Net other income	18,498	12,765	28,379
Total income	138,313	167,974	173,858
Impairment loss from expected credit losses on loans, loan commitments and financial guarantees contracts	(9,928)	(35,112)	(12,800)
Recovery (impairment loss) from expected credit losses on investment securities	489	(3)	(5,290)
Expenses, less impairment loss from expected credit losses	(46,875)	(45,814)	(51,784)
Profit for the year	$81,999	$87,045	$103,984

For further information on the Bank’s operations by business segment, see Item 18, “Financial Statements,” note 17.

The Commercial Business Segment

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. See Item 4, “Information on the Company – Business Overview – Commercial Portfolio”. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

Year 2017 vs. Year 2016

The Commercial Business Segment’s profit for the year 2017 totaled $93.7 million, a $6.7 million, or 8%, increase compared to $87.0 million in 2016, mainly as a result of: (i) decreased provisions for ECL mostly attributable to finalized renegotiation agreements on selected credit exposures undergoing restructuring processes and lower requirements resulting from reduced portfolio levels, and (ii) higher fees and other income mostly from the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven transactions resulting in fees of $6.6 million having closed in 2017, as well as improved activity in the letters of credit business, with commissions of $10.9 million in 2017, resulting from a more diversified letters of credit client base and the Bank’s strategy deepening its participation in the trade value chain. These positive effects were partially offset by: (i) lower net interest income and margins from reduced average loan volumes, as the Bank improved its portfolio risk profile, focused on short-term lending, and experienced pricing pressures from increased levels of U.S. dollar liquidity in key markets, which was partially offset by the increase in LIBOR-based market rates, and (ii) higher allocated operating expenses, mainly due to non-recurring personnel changes expenses incurred in 2017.

As of December 31, 2017, the Commercial Portfolio totaled $6.0 billion, a $0.4 billion, or 7%, decrease compared to $6.4 billion as of December 31, 2016, as the Bank mitigated risk and diversified its portfolio mix throughout the past two years, and shortened its average tenor. Consequently, average Commercial Portfolio balances amounted to $5.9 billion in 2017, a $0.9 billion, or 14%, decrease year-over-year, compared to $6.8 billion in 2016.

As of December 31, 2017, 81%, of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 77% as of December 31, 2016. Trade finance operations represented 60% of the Bank’s Commercial Portfolio, compared to 66% as of December 31, 2016, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The Commercial Business Segment’s asset quality improved with a 1.07% ratio of non-performing loans to total Loan Portfolio as of December 31, 2017, compared to 1.09% of total Loan Portfolio as of December 31, 2016, which was mostly attributable to finalized renegotiation agreements on selected credit exposures undergoing restructuring processes during the past two to three years. As a result of the improved credit quality, the coverage ratio of total allowance for ECL remained sound at 1.47% of the total Commercial Portfolio exposure as of December 31, 2017, compared to 1.73% of the total Commercial Portfolio exposure, as of December 31, 2016.

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

The Treasury Business Segment

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of financial instruments at FVTPL, securities at FVOCI, and investment securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. Until the Bank’s exit from its participation in investment funds in the first half 2016, the Treasury Business Segment also incorporated the Bank’s non-core results from its participation, which were shown in the other income line item “gain (loss) per financial instruments at fair value through profit or loss”.

Year 2017 vs. Year 2016

The Treasury Business Segment reported a loss of $11.7 million for the year 2017, compared to a marginal profit of $47 thousand for the year 2016, an adverse swing in results mostly attributable to an increase in funding rates on higher LIBOR-based market rates (also impacting interest-earning assets lending rates), which was partially offset by lower funding spreads, and a relatively stable funding mix source year-over-year (i.e., medium- and long-term borrowings and debt) despite higher short-term trade finance lending book, resulting on a limited gap income.

As of December 31, 2017, Treasury Business Segment assets totaled $0.8 billion, a $0.4 billion, or 36%, decrease, compared to $1.2 billion as of December 31, 2016, mainly resulting from lower cash and cash equivalent balances, as the Bank returned to its historical adequate levels of prudent liquidity management.

The Investment Securities Portfolio balances of $86 million accounted for 1% of total assets as of December 31, 2017, compared to $108 million, or 2% of total assets, as of December 31, 2016, as the Bank aimed to reduce market risk. The Investment Securities Portfolio mostly consisted of readily-quoted Latin American securities, 87% of which represented sovereign or state-owned risk.

On the funding side, deposit balances amounted to $2.9 billion as of December 31, 2017, representing 57% of total funding sources, compared to $2.8 billion, or 46% of total funding sources, as of December 31, 2016. Deposits placed by central banks or their designees (i.e., Class A shareholders of the Bank) represented 67% of total deposits as of December 31, 2017. Short-term borrowings and debt totaled $1.1 billion as of December 31, 2017, a 27% decrease compared to $1.5 billion as of December 31, 2016, while long-term borrowings and debt decreased 36% to $1.1 billion as of December 31, 2017, from $1.8 billion as of December 31, 2016, as the Bank continued to rely primarily on deposits to cover its short-term funding needs and increased its short-term composition of the overall funding sources, aligned with the lending book moving towards shorter tenors.

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

As of December 31, 2016, Treasury Business Segment assets totaled $1.2 billion, a $0.4 billion, or 27%, decrease, compared to $1.6 billion as of December 31, 2015, resulting from lower cash and cash equivalents balances, investment securities and the final redemption of the participation in the investment funds. Securities held at FVOCI decreased to $31 million as of December 31, 2016, from $142 million as of December 31, 2015, as the Bank continued to decrease its holdings in that category to reduce market risk. Similarly, the portfolio of securities at amortized cost decreased to $78 million as of December 31, 2016, from $109 million as of December 31, 2015. Both securities portfolio consisted of readily-quoted Latin American securities, 90% of which represented multilateral, sovereign or state-owned risk.

On the funding side, deposit balances remained stable at $2.8 billion as of December 31, 2016, the same level from a year ago, representing 46% of total funding sources in 2016, compared to 39% of total funding sources, as of December 31, 2015. Short-term borrowings and debt, including Repos, totaled $1.5 billion as of December 31, 2016, a 42% decrease compared to $2.5 billion as of December 31, 2015, while long-term borrowings and debt decreased 6% to $1.8 billion as of December 31, 2016, from $1.9 billion as of December 31, 2015, as the Bank relied primarily on deposits to cover its short-term funding needs, in response to the shift in the lending book mix moving toward shorter tenors, while continuing to increase overall funding stability with medium and long-term funding balances, which amounted to 29% of total funding in 2016, up from 26% in 2015.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$120.6	$140.4	$127.2
Treasury	(0.8)	14.8	18.3
Total Net Interest Income	$119.8	$155.2	$145.5
Net interest margin	1.85%	2.08%	1.84%
Net interest spread	1.48%	1.84%	1.68%

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

	For the Year ended December 31,
	2017			2016			2015
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$909	$10.3	1.11%	$845	$4.5	0.52%	$819	$2.1	0.25%
Financial instruments at FVTPL	0	0.0	0.00	16	0.0	0.00%	56	0.0	0.00%
Securities at FVOCI (1)	19	0.5	2.80	98	2.2	2.27%	253	6.0	2.35%
Securities at amortized cost (2)	68	2.0	2.84	99	2.8	2.75%	83	2.4	2.83%
Loans, net of unearned interest	5,498	213.3	3.83	6,421	236.4	3.62%	6,688	209.9	3.09%
Total interest-earning assets	$6,494	$226.1	3.43%	$7,479	$245.9	3.23%	$7,899	$220.3	2.75%
Allowance for ECL on loans	(110)			(96)			(83)
Non-interest-earning and other assets	84			96			85
Total Assets	$6,468			$7,479			$7,901
Interest-Bearing Liabilities
Demand deposits	$132	1.1	0.87%	$173	$0.5	0.33%	$142	$0.2	0.12%
Time deposits	3,044	41.7	1.35%	2,907	19.6	0.66%	2,655	11.6	0.43%
Deposits (3)	3,176	42.8	1.33%	3,080	20.1	0.64%	2,797	11.8	0.42%
Securities sold under repurchase agreements and short-term borrowings and debt	710	12.0	1.66%	1,449	16.5	1.12%	2,484	23.0	0.91%
Long-term borrowings and debt, net (4)	1,478	51.5	3.43%	1,874	54.0	2.84%	1,584	40.0	2.49%
Total interest-bearing liabilities	$5,364	$106.3	1.95%	$6,403	$90.7	1.39%	$6,865	$74.8	1.08%
Non-interest bearing liabilities and other liabilities	82			83			86
Total Liabilities	$5,446			$6,486			$6,952
Total Stockholders’ equity	1,022			993			949
Total Liabilities and Stockholders’ Equity	$6,468			$7,479			$7,901
Net interest spread			1.48%			1.84%			1.68%
Net interest income and net interest margin		$119.8	1.85%		$155.2	2.08%		$145.5	1.84%

(1)	The securities at FVOCI are non-taxable securities and the average yield using cost-based average balances, would have been 2.92%, 2.31% and 2.42%, for 2017, 2016 and 2015, respectively.
(2)	The securities at amortized cost are non-taxable securities and the average yield using cost-based average balances, would have been 3.01%, 2.93% and 2.92%, for 2017, 2016 and 2015, respectively.
(3)	The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.
(4)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2017 compared to 2016 and 2016 compared to 2015. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented.

	2017 vs. 2016			2016 vs. 2015
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$715	$5,074	$5,789	$141	$2,281	$2,422
Investment securities	(3,171)	629	(2,542)	(3,540)	170	(3,370)
Loans, net of unearned interest	(36,370)	13,304	(23,066)	(10,262)	36,796	26,534
Total increase (decrease)	$(38,826)	$19,007	$(19,819)	$(13,661)	$39,247	$25,586
(Increase) decrease in interest expense
Deposits	(1,266)	(21,450)	(22,716)	(1,867)	(6,477)	(8,344)
Securities sold under repurchase agreement and short-term borrowings and debt	12,472	(7,909)	4,563	11,789	(5,313)	6,476
Long-term borrowings and debt, net	13,883	(11,305)	2,578	(8,439)	(5,549)	(13,988)
Total (increase) decrease	$25,089	$(40,664)	$(15,575)	$1,483	$(17,339)	$(15,856)
Increase (decrease) in net interest income	$(13,737)	$(21,657)	$(35,394)	$(12,178)	$21,908	$9,730

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Net Interest Income Variation

2017 vs. 2016

For the year ended December 31, 2017, the Bank’s net interest income reached $119.8 million, compared to $155.2 million during the year ended December 31, 2016. The $35.4 million, or 23%, decrease in net interest income was mostly impacted by: (i) lower average loan volumes, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with increasing its focus on short-term lending, and (ii) tighter lending spreads, from shortened average tenors combined with pricing pressures from increased levels of USD liquidity, while the Bank prioritized adequate risk-return pricing over volume growth. These effects were partially offset by (i) upward repricing on LIBOR-based market rates, which impacted both the earning-assets side and the financial liabilities side due to the Bank’s short-tenor interest rate gap structure, and (ii) lower spreads on its funding, as the Bank continued to benefit from the flight to quality trend among global funding sources, given the negative credit cycle in the Region.

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

Fees and commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2017	2016	2015
	(in $ thousands)
Loans & commitments, net	$476	$1,126	$2,988
Letters of credit	10,430	7,458	9,332
Arrangements	6,608	5,722	6,880
Fees and commissions, net	$17,514	$14,306	$19,200

Fees and commissions totaled $17.5 million for the year ended December 31, 2017, compared to $14.3 million for the year ended December 31, 2016. The $3.2 million, or 22%, increase was primarily driven by the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven transactions resulting in fees of $6.6 million having closed in 2017, and strong annual growth of $3.0 million in fee income from the Bank’s letters of credit business, due to a more diversified letter of credit client base, and the Bank’s focus on deepening its participation in the trade value chain.

During the year ended December 31, 2016, fees and commissions totaled $14.3 million, compared to $19.2 million for the year ended December 31, 2015. The $4.9 million, or 25%, decrease was primarily driven by lower business activity in letters of credit, loan commitments and other financial guarantee contracts, while commissions from the syndication business in the primary market were slightly lower, with an increased number of completed transactions despite overall volumes in the relevant Latin American debt capital markets suffering significant decreases.

For more information, see Item 18, “Financial Statements,” notes 3.10, and 21.

Loss on derivative financial instruments and foreign currency exchange, net

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various funding programs.

The Bank recorded a net loss of $0.4 million in 2017, compared to a net loss of $0.5 million in 2016, and compared to a nearly break-even result in 2015 (a net loss of $23 thousand), on derivative financial instruments and foreign currency exchange held for risk management hedging purposes.

For additional information, see Item 11, “Quantitative and Qualitative Disclosure about Market Risk,” and Item 18, “Financial Statements,” notes 3.7 and 5.6.

Gain (loss) per financial instrument at fair value through profit or loss

During the year ended December 31, 2017, the Bank recorded a net loss per financial instrument at FVTPL of $0.7 million, compared to a net loss of $2.9 million for the year ended December 31, 2016, mostly related to the absence of non-core trading losses, which had resulted in a $4.4 million loss in 2016, as the Bank completely divested from its participation in investment funds during 2016, in addition to a negative variation in net results on financial instruments at FVTPL, with a net loss of $0.7 million recorded in 2017 compared to a net gain of $1.5 million recorded in 2016, related to the unrealized loss from derivative financial liabilities at FVTPL not qualified for hedge accounting.

The net loss of $2.9 million per financial instrument at FVTPL for the year ended December 31, 2016, compared to a net gain of $5.7 million in the year ended December 31, 2015, was mostly related to a swing in non-core trading results from the Bank’s former participation in the investment funds, which recorded a $4.4 million loss in 2016 compared to a $5.1 million gain in 2015, partially offset by a $0.8 million increase in gains on financial liabilities at FVTPL.

For additional information, see Item 18, “Financial Statements,” notes 3.3.8, 5.1, 18 and 22.

Gain (loss) on sale of securities at fair value through OCI

The Bank purchases debt instruments with the intention of selling them prior to maturity.  These debt instruments are classified as securities at FVOCI and are included as part of the Bank’s Credit Portfolio.

The Bank recorded a gain on sale of securities at FVOCI of $0.2 million for the year ended December 31, 2017, compared to a net loss of $0.4 million for the year ended December 31, 2016, from the sale of $17 million of its holdings, as the Bank continued its efforts to reduce market risk volatility.

The net loss of $0.4 million on sale of securities at FVOCI for the year ended December 31, 2016, compared to the net gain of $0.4 million for the year ended December 31, 2015, was primarily related to the sale of $103 million of its holdings in 2016, on the Bank’s effort to reduce its investment portfolio exposure.

For additional information, see Item 18, “Financial Statements,” notes 3.3.6 and 5.2.

Gain on sale of loans

The net gain on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets.

During the years ended December 31, 2017, 2016 and 2015, gain on sale of loans totaled $0.2 million, $0.8 million and $1.5 million, respectively, as the Bank sold loans with a book value of $77 million, $235 million and $367 million, respectively. The lower levels of loan distribution business compared to previous years relates to decreased sale activity in the secondary markets of the remaining lower Loan Portfolio balances.

Impairment Loss from ECL on Loans at Amortized Cost

	For the year ended December 31,
	2017	2016	2015
	(in $ millions)
Impairment loss from ECL on credit-impaired loans (lifetime ECL)	$24.8	$33.0	$24.2
(Recovery) impairment loss from ECL on performing loans (lifetime ECL)	(6.7)	32.0	(28.7)
(Recovery) impairment loss from ECL on performing loans (12-month ECL)	(9.2)	(30.2)	21.7
Impairment loss from ECL on loans at amortized cost	$8.9	$34.8	$17.2

The impairment loss from ECL on loans at amortized cost totaled $8.9 million for the year ended December 31, 2017, as a result of a $24.8 million credit allowance assigned to non-performing loans based on lifetime ECL (IFRS Rule 9 Stage 3), associated with the impairment losses on selected credit exposures undergoing restructuring processes, which was partly offset by a $15.9 million net recovery from ECL on performing loans (IFRS Rule 9 Stage 1 and 2), which mostly resulted from both lower end-of-period portfolio balances and the shift in the overall portfolio mix toward shorter-term trade exposures.

For the year ended December 31, 2016, the impairment loss from ECL on loans at amortized cost amounted to $34.8 million, which was mainly attributable to higher allowances assigned to performing exposures based on lifetime ECL, and non-performing loans, partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL, which resulted from both lower end-of-period portfolio balances and the shift in the overall portfolio mix toward shorter-term trade exposures.

The impairment loss from ECL on loans at amortized cost amounted to $17.2 million for the year ended December 31, 2015, which was mainly the result of a $24.2 million asset-specific credit allowance assigned to non-performing loans. This impairment loss was partly offset by a $7.0 million net recovery from ECL on performing loans, as a reflection of changes in the composition of the Bank’s Loan Portfolio and its impact in the Bank’s reserve model, while Loan Portfolio outstanding balances remaining relatively unchanged year-over-year at $6.7 billion at December 31, 2015.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects–Operating Results–Asset Quality” and “–Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.5, 3.6 and 5.5.

Impairment Loss from ECL on Investment Securities

The Bank recorded a $0.5 million recovery from ECL on investment securities for the year ended December 31, 2017, compared to minimal impairment loss from ECL on investment securities of $3 thousand for the year ended December 31, 2016, as the Bank decreased by $22 million in 2017 and $142 million in 2016 its outstanding balances in the Investment Portfolio.

For the year ended December 31, 2015, the Bank recorded a $5.3 million impairment loss from ECL on investment securities, mainly from a $6.7 million asset-specific credit allowance assigned to credit impaired securities at FVOCI, with a fair value of $1.6 million at December 31, 2015. This impairment loss was partly offset by a $1.4 million impairment gain from ECL on performing securities at FVOCI and at amortized cost (calculated on a collective assessment basis), mainly as a reflection of reduced outstanding balances in the Investment Portfolio at December 31, 2015 (which decreased by $144 million year-over-year).

For more detailed information, see Item 5, “Operating and Financial Review and Prospects–Operating Results–Asset Quality” and “–Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.6, 5.2 and 5.3

Impairment Loss (Recovery) from ECL on Loan Commitments and Financial Guarantee Contracts

The Bank recorded an impairment loss of $1.1 million from ECL on loan commitments and financial guarantee contracts for the year ended December 31, 2017, compared to a $0.4 million impairment loss from ECL on loan commitments and financial guarantee contracts for the year ended December 31, 2016, which was mainly related to the net effect of changes in reserves for ECL resulting from changes in the risk profile of the Bank’s loan commitments and financial guarantee contracts portfolio.

For the year ended December 31, 2016, the Bank recorded a $0.4 million impairment loss from ECL on loan commitments and financial guarantee contracts, compared to a $4.4 million recovery from ECL on loan commitments and financial guarantee contracts for the year ended December 31, 2015, mostly due to a $2.1 million increase in credit allowance required for Stage 2 performing loan commitments and financial guarantee contracts, which was partly offset by a $1.8 million recovery from ECL collectively assessed as a result of lower overall end-of-period loan commitments and financial guarantee contracts volumes, mainly from credit commitments.

For more detailed information, see Item 5, “Operating and Financial Review and Prospects–Operating Results–Asset Quality” and “–Allowance for ECL,” and Item 18, “Financial Statements,” notes 3.6 and 6.

Operating Expenses

Total operating expenses includes the following expense line items of the consolidated statements of profit or loss:

	For the Year Ended December 31,
	2017	2016	2015
	(in $ thousands)
Salaries and other employee expenses	$27,653	$25,196	$30,435
Depreciation of equipment and leasehold improvements	1,578	1,457	1,371
Amortization of intangible assets	838	629	596
Other expenses	16,806	18,532	19,382
Total operating expenses	$46,875	$45,814	$51,784

Operating expenses, which are presented as part of total expenses in the Bank’s consolidated statements of profit or loss, do not include the effects of impairment loss or recovery from expected credit losses on loans at amortized cost, investment securities, and loan commitments and financial guarantee contracts, as the Bank believes such items, which are based on management estimates and are related to the ECL of the Bank’s Credit Portfolio, may distort trend analysis. Thus, the Bank believes excluding such items from expenses provides a more accurate indicator of the Bank’s administrative and general expenses, and thus provides a better basis for analysis of the efficiency of the Bank and helps facilitate comparisons between periods. However, operating expenses should not be considered a substitute for, or superior to, financial measures calculated differently on an IFRS basis. Furthermore, operating expenses may be calculated differently by other companies in the financial industry.

During the year ended December 31, 2017, the Bank’s operating expenses totaled $46.9 million, compared to $45.8 million for the year ended December 31, 2016. The $1.1 million, or 2%, increase in operating expenses year-over-year was primarily attributable to higher salaries and other employee expenses largely impacted by $3.2 million in charges for non-recurring personnel related expenses in 2017, which was partially offset by lower other expenses (a decrease of $1.7 million) reflecting the Bank’s ongoing focus on cost reduction and high productivity throughout the organization.

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

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position at the dates indicated:

	As of December 31,
	2017	2016	2015
	(in $ thousands)
Assets
Cash and cash equivalents	$672,048	$1,069,538	$1,299,966
Financial instruments at fair value through profit or loss	0	0	53,411
Financial instruments at fair value through OCI	25,135	30,607	141,803
Securities at amortized cost, net	68,934	77,214	108,215
Loans	5,505,658	6,020,731	6,691,749
Less:
Allowance for expected credit losses	81,294	105,988	89,974
Unearned interest and deferred fees	4,985	7,249	9,304
Loans, net	5,419,379	5,907,494	6,592,471

Derivative financial instruments used for hedging - receivable	13,338	9,352	7,400
Property and equipment, net	7,420	8,549	6,173
Intangibles, net	5,425	2,909	427
Other assets:
Customers’ liabilities under acceptances	6,369	19,387	15,100
Accrued interest receivable	30,872	44,187	45,456
Other assets	18,827	11,546	15,794
Total of other assets	56,068	75,120	76,350
Total Assets	$6,267,747	$7,180,783	$8,286,216

Liabilities and Stockholders’ Equity
Deposits	$2,928,844	$2,802,852	$2,795,469
Derivative financial instruments used for hedging - payable	34,943	59,686	29,889
Financial liabilities through profit or loss	0	24	89
Securities sold under repurchase agreement	0	0	114,084
Short-term borrowings and debt	1,072,723	1,470,075	2,430,357
Long-term borrowings and debt, net	1,138,844	1,776,738	1,881,813
Other liabilities:
Acceptances outstanding	6,369	19,387	15,100
Accrued interest payable	15,816	16,603	17,716
Allowance for expected credit losses on loan commitments and financial guarantees contracts	6,845	5,776	5,424
Other liabilities	20,551	18,328	24,344
Total of other liabilities	49,581	60,094	62,584
Total Liabilities	$5,224,935	$6,169,469	$7,314,285

Stockholders’ Equity
Common stock	$279,980	$279,980	$279,980
Treasury stock	(63,248)	(69,176)	(73,397)
Additional paid-in capital in excess of assigned value of common stock	119,941	120,594	120,177
Capital reserves	95,210	95,210	95,210
Retained earnings	608,966	587,507	560,642
Accumulated other comprehensive income (loss)	1,963	(2,801)	(10,681)
Total Stockholders’ Equity	$1,042,812	$1,011,314	$971,931
Total Liabilities and Stockholders’ Equity	$6,267,747	$7,180,783	$8,286,216

2017 vs. 2016

As of December 31, 2017, total assets amounted to $6.3 billion, a 13% decrease, compared to $7.2 billion as of December 31, 2016, which was mainly attributable to the Bank’s lower liquidity position and Loan Portfolio balances, which are detailed as follows:

The Bank’s cash and cash equivalents, most of which consisted of actively managed liquid assets, totaled $0.7 billion as of December 31, 2017, compared to $1.1 billion as of December 31, 2016, as the Bank returned to its historical adequate levels of prudent liquidity management. The Bank establishes and monitors requirements for internal liquidity management through limits and policies based on the Basel III LCR and also monitors the expected regulatory LCR calculation as determined by the Basel Committee on Banking Supervision and adjusted by the Superintendency. These liquidity guidelines ensure the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis, and complement the inherent liquidity of its short-term lending book. As of December 31, 2017, $0.6 billion, or 98%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York. The liquid assets to total assets ratio amounted to 10% as of December 31, 2017, compared to 14% as of December 31, 2016, while at these same dates, the liquid assets to total deposits ratios were 21% and 36%, respectively.

As of December 31, 2017, the Bank’s Loan Portfolio amounted to $5,506 million, compared to $6,021 million as of December 31, 2016. The $515 million, or 9%, Loan Portfolio decrease during 2017 was largely attributable to the Bank’s decision to improve its Loan Portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with increasing its focus on short-term lending. In addition, high levels of U.S. dollar liquidity experienced in key markets led to nearly $1 billion in pre-payments of loans originally scheduled to mature in or after 2018, which significantly offset the Bank’s increased levels of credit disbursements throughout the year. As of December 31, 2017, the Loan Portfolio had an average remaining maturity term of 282 days, of which 80% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 279 days, or 76% short-term, respectively, as of December 31, 2016.

The decrease in assets during 2017 was accompanied by a $0.9 billion, or 15%, decrease in total liabilities during 2017, which was mostly attributable to a $1.0 billion, or 32%, overall decrease in the Bank’s interest-bearing liabilities of short- and long-term borrowings and debt, which was partially offset by a $0.1 billion increase in deposit balances to a total of $2.9 billion, or 56% of total liabilities as of December 31, 2017, compared to $2.8 billion, or 45% of total liabilities as of December 31, 2016, as the Bank continued to rely primarily on deposits to cover its short-term funding needs.

2016 vs. 2015

As of December 31, 2016, total assets amounted to $7.2 billion, a 13% decrease, compared to $8.3 billion as of December 31, 2015, mainly attributable to lower interest-earning asset balances from the Loan Portfolio, Investment Securities Portfolio and liquidity position, which are detailed as follows:

The Bank’s cash and cash equivalents, most of which consisted of actively managed liquid assets, totaled $1.1 billion as of December 31, 2016, compared to $1.3 billion as of December 31, 2015. $0.6 billion, or 59%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, with the remainder held with other highly rated financial institutions. The liquid assets to total assets ratio amounted to 14% at the end of 2016 compared to 15% at the end of 2015, while the liquid assets to total deposits ratios were 36% and 45% at the end of 2016 and 2015, respectively.

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

Loans amounted to $6.0 billion as of December 31, 2016, representing 84% of the Bank’s total assets, compared to $6.7 billion, or 81% of total assets at December 31, 2015. The $671 million, or 10%, decrease was largely attributable to the Bank’s decision to reduce certain country, industry and client risk concentrations in its portfolio. The 2016 Loan Portfolio had an average remaining maturity term of 279 days, of which 76% was scheduled to mature within one year, compared to an average remaining maturity of 343 days, or 70% short-term from a year ago.

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

Internal Rating	External Rating (1)	Description
1 to 4	Aaa – Ba1	Clients with payment ability to satisfy their financial commitments.
5 to 6	Ba2 – B3	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	Caa1	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.
8	Caa2 – Caa3	Clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9	Ca	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.
10	C	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1) External rating in accordance to Moody’s Investors Service.

In order to periodically monitor the quality of the portfolio, clients are reviewed every three to 12 months, depending on the client’s risk rating.

Impairment of Financial Assets

The Bank’s assets that may be subject to impairment consist mainly of loans and investment securities. For more information on impairment of loans at amortized cost, see Item 18, “Financial Statements”, Notes 3.5, 3.22 and 5.5. For information on impairment of investment securities, see Item 18, “Financial Statements,” notes 3.3.10, 3.22, 5.2 and 5.3.

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

When a financial asset is modified the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policy, a modification results in derecognition when it results in substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:

-	Qualitative factors, such as contractual cash flows after modification are no longer solely payments of principal and interest, change in currency or change of counterparty, the extent of change in interest rates, maturity, covenants.
-	If the quality factors do not clearly indicate a substantial modification, then a quantitative assessment is performed to compare the present value of the remaining contractual cash flows under the original terms with the contractual cash flows under the revised terms, both amounts discounted at the original effective interest rate.

If the difference in present value is greater than 10% the Bank deems the arrangement is substantially different leading to derecognition.

If a financial asset is derecognized, the loss allowance for ECL is remeasured at the date of derecognition to determine the net carrying amount of the asset at that date. The difference between this revised carrying amount and the fair value of the new financial asset with the new terms will lead to a gain or loss on derecognition. The new financial asset will have a loss allowance measured based on 12-month ECL, except in the rare occasions where the new loan is considered to be originated credit impaired. This applies only where the fair value of the new loan is recognized at a significant discount to its revised par amount because a high risk of default remains and has not been reduced by the modification. The Bank monitors the credit risk of modified financial assets by evaluating qualitative and quantitative information, such as whether the borrower is in past due status under the new terms.

When the contractual terms of a financial asset are modified and the modification does not result in derecognition, the Bank determines if the credit risk of the financial asset has increased significantly since initial recognition by comparing:

-	The remaining lifetime probability of default (“PD”) estimated based on data at initial recognition and the original contractual terms; with
-	The remaining lifetime PD at the reporting date based on the modified terms.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime ECL are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of ECL) and how the Bank monitors these loans that have been modified.

The Bank reviews its individually significant loans at amortized cost at each consolidated statement of financial position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether a provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident.

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

Impairment on securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether a detrimental impact on the estimated future cash flows of a financial asset has occurred include, but are not limited to: significant financial difficulty of the issuer; high probability of bankruptcy; granting a concession to the issuer; disappearance of an active market because of financial difficulties; breach of contract, such as default or delinquency in interest or principal; and, observable data indicating there is a measurable decrease in the estimated future cash flows since initial recognition.

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

The following table sets forth information regarding the Bank’s non-performing assets, and loan commitments and financial guarantee contracts at the dates indicated:

	As of December 31,
	2017	2016	2015
	(in $ millions, except percentages)
Non-performing loans	$59	$65	$52
Asset-specific allocation from the allowance for ECL on loans	28	35	21
Non-performing loans as a percentage of Loan Portfolio	1.1%	1.1%	0.8%
Non-performing loan commitments and financial guarantee contracts	0	0	0
Asset-specific allocation from the allowance for ECL on loan commitments and financial guarantee contracts	0	0	0
Non-performing loan commitments and financial guarantee contracts as a percentage of total loan commitments and financial guarantee contracts	0.0%	0.0%	0.0%
Impaired securities (par value)	0	0	8
Asset-specific allocation from the allowance for ECL on securities	0	0	(6)
Estimated fair value of impaired securities	$0	$0	$1
Impaired securities as a percentage of Investment Securities Portfolio	0.0%	0.0%	0.6%
Non-performing financial assets and loan commitments and financial guarantee contracts as a percentage of total Credit Portfolio	1.0%	1.0%	0.7%

As of the end of each reported period, the Bank did not have impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans charged-off by gross carrying amount against the allowance for ECL on loans by country for the periods indicated:

	For the year ended December 31,
	2017	%	2016	%	2015	%
	(in $ millions, except percentages)
Brazil	$29	87%	$0	0%	$6	100%
Colombia	0	0%	18	95%	0	0%
Mexico	0	0%	1	5%	0	0%
Panama	0	1%	0	0%	0	0%
Uruguay	4	12%	0	0%	0	0%
Total	$33	100%	$19	100%	$6	100%

During the year ended December 31, 2017, the Bank had charge-offs against the allowance for ECL on loans at amortized cost totaling $33 million, representing 0.60% of the Loan Portfolio, compared to $19 million, or 0.31% of the Loan Portfolio, along with an $8 million nominal amount of bonds charged-off against the allowance for ECL on investment securities in 2016, and compared to $6 million, or 0.09% of the Loan Portfolio, in 2015.

In the three-year period ended December 31, 2017, the Bank disbursed approximately $39 billion in credits and had charged-off loans for $58 million, representing 0.15% of credits disbursed.

The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2017	2016	2015
	(in $ thousands)
Non-performing loans:
Brazil:
Private corporations	$19,275	$14,364	$4,706
Private middle-market companies	35,000	35,000	0
Subtotal Brazil	54,275	49,364	4,706
Colombia:
Private corporations	0	0	46,716
Mexico:
Private middle-market companies	0	0	907
Panama:
Private corporations	0	12,000	0
Paraguay:
Private corporations	4,484	0	0
Uruguay:
Private corporations	0	4,000	0
Total non-performing loans	$58,759	$65,364	$52,329

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the loans. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECL (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECL (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate the interest revenue on a gross basis.

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

The classification of the Bank’s Credit Portfolio for allowances for credit losses under IFRS is determined by risk management guidelines and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. Informed judgments must be made when identifying impaired loans, the PD, the expected loss, the value of collateral and current economic conditions. Even though the Bank’s management considers its allowances for ECL to be adequate, the use of different estimates and assumptions could produce different allowances for ECL, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash expected to be received or other economic events. In addition, risk management has established and maintains allowances for ECL related to the Bank’s loan commitments and financial guarantee contracts.

For additional information regarding allowance for ECL, see Item 18, “Financial Statements,” notes 3.6, 3.22, 5.5 and 6.

The following table sets forth information regarding the Bank’s allowance for ECL with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2017	2016	2015
	(in $ millions, except percentages)
Components of the allowance for ECL
Allowance for ECL on loans:
Balance at beginning of the year	$106.0	$90.0	$77.7
Impairment loss for ECL	8.9	34.7	17.2
Recoveries	0.0	0.1	0.7
Loans charged-off	(33.6)	(18.8)	(5.7)
Balance at the end of the year	$81.3	$106.0	$90.0
Allowance for ECL on loan commitments and financial guarantees contracts:
Balance at beginning of the year	$5.8	$5.4	$9.9
Impairment loss (recovery) for ECL	1.0	0.4	(4.4)
Balance at end of the year	$6.8	$5.8	$5.4
Total allowance for ECL	$88.1	$111.8	$95.4
Allowance for ECL to total Commercial Portfolio	1.47%	1.73%	1.33%
Charge-offs to Loan Portfolio	0.60%	0.31%	0.09%

The total allowance for ECL amounted to $88.1 million as of December 31, 2017, representing 1.47% of the total Commercial Portfolio, compared to $111.8 million and 1.73%, respectively, as of December 31, 2016, and compared to $95.4 million and 1.33%, respectively, as of December 31, 2015. The 2017 year-over-year decrease of $23.7 million in credit allowances and 26 basis points in total reserve coverage was primarily attributable to write-offs against existing individually allocated reserves following finalized restructuring processes. The 2016 year-over-year increase of $16.4 million in credit allowances and 40 basis points in total reserve coverage was primarily associated with higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and NPL (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and the overall portfolio mix shift towards shorter-term trade exposures.

The following table sets forth information regarding the Bank’s allowance for ECL allocated by country of exposure as of the dates indicated:

	As of December 31,
	2017		2016		2015
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for ECL on loans at amortized cost
Argentina	$5.0	6.1	$7.3	6.9	$14.5	16.1
Brazil	42.4	52.1	49.1	46.4	10.9	12.1
Chile	0.6	0.7	1.1	1.1	0.5	0.6
Colombia	3.5	4.3	6.7	6.3	24.7	27.5
Costa Rica	1.7	2.1	1.7	1.6	2.9	3.2
Dominican Republic	1.2	1.5	4.6	4.3	9.0	10.0
Ecuador	2.7	3.3	2.3	2.2	6.9	7.7
El Salvador	1.3	1.6	2.5	2.3	3.0	3.3
Guatemala	3.3	4.1	1.2	1.1	2.6	2.9
Honduras	6.2	7.6	1.7	1.6	5.1	5.7
Mexico	1.2	1.5	6.7	6.3	3.1	3.5
Nicaragua	2.1	2.6	0.9	0.8	0.7	0.8
Panama	3.6	4.5	9.8	9.3	1.0	1.1
Paraguay	4.8	5.9	6.4	6.0	0.9	1.0
Uruguay	0.0	0.1	2.2	2.1	0.7	0.8
Other (1)	1.7	2.1	1.8	1.7	3.5	3.7
Total Allowance for ECL on loans at amortized cost	$81.3	100.0%	$106.0	100.0%	$90.0	100.0%

Allowance for ECL on loan commitments and financial guarantee contracts
Argentina	$0.1	1.1	$0.0	0.0	$1.0	19.2
Colombia	5.5	80.8	4.7	82.2	2.8	51.9
Ecuador	1.1	15.4	0.8	13.2	0.8	15.4
Other (1)	0.1	2.7	0.3	4.6	0.8	13.5
Total allowance for ECL on loan commitments and financial guarantee contracts	$6.8	100.0%	$5.8	100.0%	$5.4	100.0%

Total allowance for ECL
Argentina	$5.0	5.7	$7.3	6.5	$15.5	16.3
Brazil	42.4	48.1	49.1	44.0	11.0	11.5
Chile	0.6	0.7	1.1	1.0	0.5	0.6
Colombia	9.1	10.3	11.4	10.2	27.5	28.9
Costa Rica	1.7	1.9	1.7	1.5	2.9	3.0
Dominican Republic	1.2	1.4	4.7	4.2	9.0	9.4
Ecuador	3.8	4.3	3.1	2.8	7.7	8.1

	As of December 31,
	2017		2016		2015
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
El Salvador	1.3	1.5	2.5	2.2	3.0	3.1
Guatemala	3.3	3.8	1.2	1.0	2.6	2.7
Honduras	6.2	7.0	1.7	1.5	5.2	5.4
Mexico	1.2	1.4	6.7	6.0	3.3	3.4
Nicaragua	2.1	2.4	0.9	0.8	0.7	0.8
Panama	3.7	4.2	9.9	8.9	1.4	1.5
Paraguay	4.8	5.4	6.4	5.7	0.9	0.9
Uruguay	0.0	0.0	2.2	2.0	0.7	0.8
Other (1)	1.7	1.9	1.9	1.7	3.5	3.7
Total Allowance for ECL	$88.1	100.0%	$111.8	100.0%	$95.4	100.0%

(1)	Other consists of allowances for ECL allocated to countries in which allowances for ECL outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for ECL on loans at amortized cost, and loan commitments and financial guarantee contracts, by type of borrower as of the dates indicated:

	As of December 31,
	2017		2016		2015
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$17.2	19.6	$11.3	10.1	$16.5	17.3
State-owned commercial banks	3.6	4.1	6.7	6.0	13.6	14.2
Central banks	0.0	0.0	0.7	0.6	0.0	0.0
State-owned organization	4.3	4.9	3.9	3.5	10.7	11.2
Private middle - market companies	22.2	25.1	17.8	15.9	5.0	5.3
Private corporations	40.8	46.3	71.4	63.9	49.6	52.0
Total	$88.1	100.0	$111.8	100.0	$95.4	100.0

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

For information regarding the Bank’s basis of preparation, significant accounting policies and future changes in applicable accounting policies, see Item 18, “Financial Statements,” notes 2, 3 and 3.23, respectively. Additionally, for information regarding the Bank’s discussion on principal policies on impairment of financial assets and the allowance for ECL, see Item 5, “Operating and Financial Review and Prospects–Operating Results–Asset Quality” and “–Allowance for ECL,” and for the Bank’s fair value of financial instruments, see Item 18, “Financial Statements,” note 18.

B.       Liquidity and Capital Resources

Liquidity

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1 or F1 ratings from two of the major internationally recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting an LCR methodology referencing the Basel Committee guidelines. Although the Bank is not yet required to maintain LCR as established by the Superintendency, the Bank is closely monitoring the compliance of the regulatory LCR calculation as determined by the Basel Committee on Banking Supervision and adjusted by the Superintendency prior to the imposing mandatory compliance expected in July 2018. The Bank also monitors the stability of its funding base in alignment with the principles established by Basel’s Net Stable Funding Ratio.

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

The following table shows the Bank’s liquid assets, by principal geographic area as of December 31 of each year:

	As of December 31,
	2017	2016	2015
	(in $ millions)
United States of America	$612	$591	$1,215
Other O.E.C.D.	0	409	11
Multilateral	0	0	40
Latin America	7	8	1
Total	$619	$1,008	$1,267

As of December 31, 2017 and 2016, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $478 million, and $227 million, respectively; representing 16% and 8% of the Bank’s total deposits, for each year reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2017 and 2016 were $619 million and $1,008 million, respectively (representing 21% and 36% of total deposits, respectively) of which $609 million, or 98%, and $591 million, or 59%, respectively, were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2017 and 2016, the Bank’s short-term loan and Investment Securities Portfolio (maturing within one year based on original contractual term) totaled $3,746 million and $3,577 million, respectively. As of December 31, 2017 and 2016, it had an average original term to maturity of 203 and 184 days, respectively, and an average remaining term to maturity of 112 and 89 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $1,872 million and $2,552 million as of December 31, 2017 and 2016, respectively. Of that amount, $86 million and $105 million corresponded to the Bank’s investment securities as of December 31, 2017 and 2016. The remaining $1,786 million and $2,447 million in medium-term assets corresponded to the Bank’s Loan Portfolio as of December 31, 2017 and 2016. As of December 31, 2017 and 2016, the medium-term assets had an average original term to maturity of four years, and three years and nine months, respectively; and an average remaining term to maturity of one year and nine months (655 days), and one year and seven months (588 days), respectively.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of December 31, 2017, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Negative	Stable

Credit Rating from Fitch Ratings Ltd. (“Fitch”)

On July 19, 2017, Fitch confirmed the Bank’s Issuer Default Rating (“IDR”), at “BBB+”, which had been upgraded on July 31, 2012, with a stable outlook.

Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s, have been unchanged since December 19, 2007, with the most recent affirmation of the Bank’s credit ratings on November 9, 2017, with a revised outlook of negative from stable issued by Moody’s.

Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged since May 13, 2008, with the Bank’s credit ratings last confirmed on April 5, 2018, with a stable outlook.

Critical factors supporting the Bank’s investment-grade credit ratings mainly include its resilient financial performance, prudent risk management, its historically solid asset quality, stable funding structure and strong tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

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

	As of December 31,
	2017	2016	2015
	(in percentages)
Deposits	57.0%	46.3%	38.7%
Securities sold under repurchase agreements	0.0	0.0	1.6
Short-term borrowings and debt	20.9	24.3	33.6
Long-term borrowings and debt, net	22.1	29.4	26.1
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued debt in the public markets of Mexico and Japan. The Bank has also placed private issuances of debt in the United States and in different markets of Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2017, 70% of the deposits held by the Bank were deposits made by central and state owned banks in the Region, and 14% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions. The average term remaining to maturity of deposits from the Region’s central and state owned banks as of December 31, 2017, 2016 and 2015, was 83 days, 72 days and 63 days, respectively. As of December 31, 2017, deposits from the Bank’s five largest depositors, all of which were central and state-owned banks in the Region, represented 44% of the Bank’s total deposits, compared to 57% as of December 31, 2016. See Item 18, “Financial Statements,” note 10.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2017	2016	2015
	(in $ millions)
Argentina	$142	$135	$70
Barbados	0	0	17
Bermuda	0	0	6
Bolivia	0	1	1
Brazil	384	151	457
Cayman Island	0	25	7
Colombia	44	3	9
Costa Rica	138	130	116
Dominican Republic	2	72	51
Ecuador	217	804	213
El Salvador	34	24	22

	As of December 31,
	2017	2016	2015
		(in $ millions)
France	4	0	0
Germany	77	77	77
Guatemala	71	71	50
Haiti	60	70	50
Honduras	176	153	157
Jamaica	0	0	1
Mexico	300	100	101
Multilateral	101	0	18
Netherlands	34	15	15
Nicaragua	268	98	90
Panama	437	404	435
Paraguay	337	400	433
Peru	0	0	142
Switzerland	0	1	0
Trinidad and Tobago	70	19	19
United Kingdom	0	1	1
United States of America	33	2	64
Venezuela	0	47	173
Total	$2,929	$2,803	$2,795

Short-Term Borrowings and Debt, and Repos

The Bank from time to time enters into financing transaction under repurchase agreements (“Repos”) with international banks, utilizing its Investment Securities Portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the financial statements. As of December 31, 2017 and 2016, the Bank did not have outstanding Repos, compared to Repos of $114.1 million as of December 31, 2015. See Item 18, “Financial Statements,” note 11.

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

As of December 31, 2017, short-term borrowings and debt totaled $1,073 million, a 27% decrease compared to $1,470 million as of December 31, 2016, as the Bank continued to rely primarily on deposits to cover its short-term funding needs, while continuing to increase the short-term composition of its overall funding sources in alignment with the Bank’s lending book also moving towards shorter tenors. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2017 was 137 days. See Item 18, “Financial Statements,” notes 12.1 and 18.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and Repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
	(in $ millions, except percentages)
Short-term borrowings, debt and Repos
Advances from banks and financial institutions	$1,073	$1,470	$2,430
Securities sold under repurchase agreements	0	0	114
Total short-term borrowings, debt and Repos	$1,073	$1,470	$2,544

Maximum amount outstanding at any month-end	$1,073	$1,984	$3,152
Amount outstanding at year-end	$1,073	$1,470	$2,544
Average amount outstanding	$710	$1,449	$2,484
Weighted average interest rate on average amount outstanding	1.66%	1.12%	0.91%
Weighted average interest rate on amount outstanding at year end	2.16%	1.11%	0.89%

Long-term borrowings and debt

Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in the United States of America, Japan and Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2017, gross long-term borrowings and debt decreased 36% to $1,143 million, from $1,782 million as of December 31, 2016, as the Bank’s Loan Portfolio moved towards shorter tenors and the Bank sought to align its funding sources with this development. As of December 31, 2017, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years and two months (808 days).

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated. See Item 18, “Financial Statements,” notes 12.2 and 18, and Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

	As of and for the Year Ended December 31,
	2017	2016	2015
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,143	$1,782	$1,889
Maximum amount outstanding at any month-end	$2,010	$2,054	$1,889
Net average amount outstanding	$1,478	$1,881	$1,589
Weighted average interest rate on average amount outstanding	3.43%	2.84%	2.65%
Weighted average interest rate on amount outstanding at year end	3.60%	2.98%	2.62%
(*)	Gross of prepaid commissions of $4.2 million, $5.1 million and $7.0 million as of December 31, 2017, 2016 and 2015, respectively.

Global syndicated loans provide a vehicle to access new sources of financing. The last syndicated loan closed in March 2017 for $193 million, with focus on Asia, and was broadly oversubscribed. The maturity of the syndicated loan was extended up to four years. The lenders on the syndicated loan were a mix of the Bank’s existing lenders and new lenders from Japan, Taiwan, Korea and the U.S.

In February 2016, the Bank increased the amount and extended the maturity of its global syndicated loan previously launched in 2014. In April 2016, the Bank launched its third public issuance in Mexico in the amount of MXN1.5 billion (one and a half billion Mexican Pesos), and in June 2016, the Bank issued its first bond in the Tokyo Pro-bond market for the amount of JPY8 billion (eight billion Japanese Yen).

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2017, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program (“Mexico Program”) in the Mexican local market, registered with “Mexican National Registry of Securities” (Registro Nacional de Valores) maintained by the “National Banking and Securities Commission” (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in “Investment Unit” (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. As of December 31, 2017, the total amount outstanding under this program comprised of two issuances of “certificados bursátiles” in the Mexican capital markets: Bladex14 in the principal amount of MXN2.0 billion (two billion Mexican Pesos) issued in July 2014 and matured in January 2018, and Bladex16 in the principal amount of MXN1.5 billion (one and a half billion Mexican Pesos) issued in April 2016 and due in April 2019.

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2017, the Bank issued $59 million in new private placements; and as of December 31, 2017, private issuances through its Euro Medium-Term Note Program amounted to $142 million, placed in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond issued pursuant to Rule 144A/Regulation S, in a total principal amount of $350 million as of December 31, 2017, and due in May 2020.

Tokyo Pro-Bond Program

In October 2015, the Euro Medium-Term Note Program was listed on the Tokyo Stock Exchange under the Tokyo Pro-Bond Market. This market offers the possibility of flexible and timely issuances of bonds to a broad base of Japanese investors. The Bank was successful at placing its first public issuance listed on this market on June 9, 2016 in a principal amount of JPY8 billion (eight billion Japanese Yen), maturing on June 10, 2019.

Cost and Maturity Profile of Borrowed Funds and Floating-Rate and Fixed-Rate Placements

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds and floating and fixed-rate placements as of December 31, 2017:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term borrowings at fixed interest rate
Due in 0 to 30 days	$248	1.82%
Due in 31 to 90 days	106	2.21%
Due in 91 to 180 days	0	0.00%
Due in 181 to 365 days	75	1.95%
Total	$429	1.94%

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term borrowings at floating interest rate
Due in 0 to 30 days	$8	7.85%
Due in 31 to 90 days	285	2.09%
Due in 91 to 180 days	138	1.90%
Due in 181 to 365 days	202	1.88%
Total	$633	2.05%

Short-term fixed-rate placements
Due in 0 to 30 days	$11	0.74%
Total	$11	0.74%

Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	6.19%
Due in 31 to 90 days	2	6.15%
Due in 91 to 180 days	3	6.24%
Due in 181 to 365 days	5	6.21%
Due in 1 through 6 years	33	4.85%
Total	$44	5.18%

Medium and long-term borrowings at floating interest rate
Due in 1 through 6 years	$379	2.82%
Total	$379	2.82%

Medium and long-term fixed-rate placements
Due in 31 to 90 days	$17	0.81%
Due in 91 to 180 days	0	0.00%
Due in 181 to 365 days	9	0.50%
Due in 1 through 6 years	506	2.94%
Total	$532	2.83%

Medium and long-term floating-rate placements
Due in 0 to 30 days	$102	7.97%
Due in 31 to 90 days	0	0.00%
Due in 91 to 180 days	0	0.00%
Due in 181 to 365 days	0	0.00%
Due in 1 through 6 years	86	7.46%
Total	$188	7.74%
Grand Total	$2,216	2.89%

(*) Gross of prepaid commissions of $4.2 million as of December 31, 2017.

Cash flows

Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2017, 2016 and 2015.

Cash flows from operating activities

The Bank’s operating activities mainly include cash generated by profit for the year, adjustments to reconcile profit for the year to net cash provided by or used in operating activities, net changes in operating assets, which predominantly include loans originated by the Bank, and net changes in operating liabilities, primarily from raising deposits from central banks as well as state-owned and private banks and corporations in the Region.

For the year ended December 31, 2017, net cash provided by operating activities was $691 million, mainly attributable to a net decrease of $479 million in loans at amortized cost, along with a $126 million net increase due to depositors and the $82 million of profit for the year.

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

For the year ended December 31, 2017, net cash provided by investing activities was $11 million, primarily from $9 million in net proceeds from sales and purchases of financial instruments at FVOCI, and $8 million net proceeds from maturities and purchases of financial instruments at amortized cost, partially offset by the $6 million used in acquisitions of equipment and leasehold improvements, and intangible assets.

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

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising funds from short-term borrowings and debt from international correspondent banks, and proceeds from, and repayments of, long-term borrowings and debt through bilateral or syndicated borrowing facilities, as well as issuances in the capital markets.

For the year ended December 31, 2017, net cash of $1,091 million was used in financing activities, mostly the result of the $638 million in net cash flow from the repayments of and proceeds from long-term borrowings and debt, a $397 million net decrease in short-term borrowings and debt, and the $61 million paid as cash dividends.

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

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and stockholders’ equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2017. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash, due from banks & interest-bearing deposits with banks	$672	$672	$0	$0	$0	$0	$0
Financial instruments at FVOCI	25	8	10	3	0	4	0
Securities at amortized cost	69	0	1	0	7	61	0
Loans at amortized cost	5,506	1,762	2,310	953	301	180	0
Total interest-earning assets	6,272	2,442	2,321	956	308	245	0
Non-interest earning assets, allowance for ECL and other asset	(4)	0	0	0	0	0	(4)
Total assets	6,268	2,442	2,321	956	308	245	(4)

Interest-bearing liabilities
Deposits	2,929	1,881	444	305	197	102	0
Borrowings and debt (1)	2,216	778	892	140	283	123	0
Total interest-bearing liabilities	5,145	2,659	1,336	445	480	225	0
Non-interest-bearing liabilities	80	0	0	0	0	0	80
Total liabilities	5,225	2,659	1,336	445	480	225	80
Total Stockholders’ equity	1,043	0	0	0	0	0	1,043
Total liabilities and stockholders’ equity	6,268	2,659	1,336	445	480	225	1,123
Interest rate sensitivity gap	0	(217)	985	511	(172)	20	(1,127)
Cumulative interest rate sensitivity gap		(217)	768	1,279	1,107	1,127	0
Cumulative gap as a % of total interest-earning assets		-3%	12%	20%	18%	18%	0%
(1)	Gross of prepaid commissions of $4.2 million as of December 31, 2017.

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

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Stockholders’ Equity

The following table presents information regarding the Bank’s capital position at the dates indicated:

	As of December 31,
	2017	2016	2015
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(63,248)	(69,176)	(73,397)
Additional paid-in capital in excess of assigned value of common stock	119,941	120,594	120,177
Capital reserves	95,210	95,210	95,210
Retained earnings	608,966	587,507	560,642
Accumulated other comprehensive income (loss)	1,963	(2,801)	(10,681)
Total stockholders’ equity	$1,042,812	$1,011,314	$971,931

As of December 31, 2017, total stockholders’ equity amounted to $1,043 million, compared to $1,011 million as of December 31, 2016 and compared to $972 million as of December 31, 2015. The Bank’ equity consists of issued and fully paid ordinary common stock and retained earnings.

Total stockholders’ equity increased $32 million during the year ended December 31, 2017, primarily due to (i) a $21 million increase in retained earnings mostly from $82 million profit for the year ended December 31, 2017, which was partially offset by the $61 million cash dividend declared in 2017, and (ii) a $5 million positive variation in accumulated other comprehensive income mostly resulting from reclassification adjustments for losses on derivative financial instruments, and exchange difference in conversion of foreign operating currency.

During 2016, total stockholders’ equity increased by $39 million compared to 2015. This increase was primarily due to a $27 million increase in retained earnings as a result of an $87 million profit for the year ended December 31, 2016, which was partially offset by a $60 million cash dividend declared in 2016, and (ii) an $8 million decrease in accumulated other comprehensive loss attributable to net unrealized gain arising from improved mark-to-market conditions in 2016, and reclassification adjustments for losses on the sale of financial instruments at FVOCI.

Capital reserves are established as an appropriation of retained earnings and, as such, are a form of retained earnings.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves, for purposes such as the payment of dividends, require the approval of the Board and Panamanian banking authorities.

As of December 31, 2017, the capital ratio of total stockholders’ equity to total assets was 16.6%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 21.1%, compared to 14.1% and 17.9%, respectively, as of December 31, 2016. The 2017 leverage ratio was 6.0x compared to 7.1x in 2016.

As of December 31, 2017, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 18.7%, compared to 16.6% as of December 31, 2016.

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

D.       Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The Region may be impacted by weaker currencies against the U.S. dollar given concerns about continual rate increases. Any U.S. monetary tightening, in conjunction with rising inflation, could prompt many of the Region’s central banks to tighten monetary policy. The resulting increased interest rates would lead to weaker asset quality because borrowers’ repayment capacity might be reduced, which could likely lead to an increase in non-performing loans;
•	In Mexico, uncertainty surrounding NAFTA and the July 1, 2018 elections may affect the Bank’s business. There is a significant possibility that NAFTA renegotiations may stop and/or the U.S. may withdraw from negotiations or from NAFTA itself. Any such event could impact investor confidence, as well as levels of investment and consumption, both in Mexico and throughout the Region. The Bank is unsure how its business and the Region will be impacted by these events;
•	Diverging monetary stimulus policies in certain important global economies, most importantly any policy shift that may disrupt trade, remittances, or foreign restrictions derived from the U.S. administration’s policy agenda, could result in greater disparity of global interest rates, leading to possible changes in global capital flows. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have an adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations;
•	Changes of risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•	A prolonged downturn in global debt capital markets stemming from credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding. Furthermore, de-risking by global banks may reduce lender access to cross border payment processing, and to lower fund inflows into the Region.

Year 2017

The Bank’s profit for the year 2017 totaled $82.0 million, compared to $87.0 million in 2016. The $5.0 million, or 6%, decrease was mostly attributable to: (i) lower net interest income from reduced average loan balances and narrower lending spreads, as the Bank mitigated risk and diversified its portfolio mix, as well as shortened its average lending tenor, and (ii) non-recurring personnel-change related expenses, resulting in $3.2 million in charges for 2017, both of which were mostly offset by the positive effects of: (i) improved credit quality reflected in lower impairment loss from ECL, (ii) strong annual growth in fee income from its letters of credit business and structuring / syndication activity, (iii) the absence of non-core trading losses, as the Bank completely divested from its participation in investment funds during 2016, and (iv) a decrease in its recurring base of operating expenses (excluding personnel-change related expenses), reflecting the Bank’s focus on increasing efficiency through technology, processes and structural improvements.

For the year ended December 31, 2017, the Bank’s net interest income and margin reached $119.8 million, and 1.85%, respectively, compared to $155.2 million, and 2.08%, respectively, during the year ended December 31, 2016. The decreases in net interest income and margin were mostly impacted by: (i) lower average loan volumes, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with an increasing focus on short-term lending, and (ii) tighter lending spreads from shortened average tenors combined with pricing pressures from increased levels of USD liquidity, while the Bank prioritized adequate risk-return pricing over volume growth. These effects were partially offset by (i) upward repricing on LIBOR-based market rates, which impacted both the earning-assets side and the financial liabilities side due to the Bank’s short-tenor interest rate gap structure, and (ii) lower spreads on its funding, as the Bank continued to benefit from the flight to quality trend among global funding sources, given the negative credit cycle in the Region.

Fees and commissions amounted to $17.5 million for the year ended December 31, 2017, compared to $14.3 million for the year ended December 31, 2016. The $3.2 million, or 22%, increase was primarily driven by the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven transactions resulting in fees of $6.6 million having closed in 2017, and strong annual growth of $3.0 million in fee income from the Bank’s letters of credit business, due to a more diversified letter of credit client base, and the Bank’s focus on deepening the its participation in the trade value chain.

Return on average equity (“ROAE”) reached 8.0% for 2017, compared to 8.8% for the year 2016, as a result of lower profits for 2017 and an increased capitalization level, with a Tier 1 Basel III Capital Ratio of 21.1% as of December 31, 2017, compared to 17.9% as of December 31, 2016.

The Bank’s 2017 efficiency ratio reached 34%, compared to 27% for the year 2016, mainly due to non-recurring operating expenses and lower total income generation year-over-year. The Bank’s operating expenses to average assets ratio was 72 basis points in 2017 compared to 61 basis points in 2016.

The weighted average funding cost for the year ended December 31, 2017 was 1.95%, compared to 1.39% for the year ended December 31, 2016, an increase of 56 basis points mainly reflecting the increase in LIBOR-based market rates, which was partly offset by lower funding spreads.

In addition, see Item 3.D. “Key Information—Risk Factors,” for a discussion of the risks the Bank faces, which could affect the Bank’s business, results of operations and/or financial condition, and Item 5.A., “Operating Results,” for a discussion of the Bank’s financial results.

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

As of December 31, 2017, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included confirmed letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2017	2016	2015
	(in $ thousands)
Confirmed letters of credit	$273,449	$216,608	$99,031
Stand-by letters of credit and guarantees – Commercial risk	168,976	176,177	158,599
Total off-balance sheet arrangements	442,425	392,785	257,630
Credit commitments	45,578	10,250	189,820
Total loan commitments and financial guarantee contracts	$488,003	$403,035	$447,450

Fees and commission income from off-balance sheet arrangements amounted to $11 million for the year ended December 31, 2017, compared to $9 million and $12 million for the years ended December 31, 2016, and 2015, respectively.

The allowance for ECL on loan commitments and financial guarantee contracts is recognized on the consolidated statement of financial position, with the resulting impairment recorded in the consolidated statement of profit or loss. As of December 31, 2017, total allowance for ECL on loan commitments and financial guarantee contracts amounted to $7 million, compared to $6 million as of December 31, 2016 and $5 million as of December 31, 2015.

For additional information, see Item 5, “Operating and Financial Review and Prospects—Operating Results—Fees and Commissions, net” and Item 18, “Financial Statements,” note 6 and 21.

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2017.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$2,929	$2,827	$102	$0	$0
Short-term borrowings and debt	1,073	1,073	0	0	0
Long-term borrowings and debt (1)	1,143	139	733	211	60
Accrued interest payable	16	16	0	0	0
Future contractual interest payable, not yet accrued (2)	97	15	43	22	17
Leasehold obligations (3)	18	2	4	3	9
Total contractual obligations	$5,276	$4,072	$882	$236	$86

(1)	Gross of prepaid commissions of $4.2 million as of December 31, 2017. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2017 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Operating lease commitments result primarily from cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of expenses recognized in connection with such leases in 2017 is $2.3 million.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (4)	$280	$280	$0	$0	$0
Stand-by letters of credit	167	167	0	0	0
Guarantees	2	2	0	0	0
Other commercial commitments	45	15	30	0	0
Total Commercial Commitments	$494	$464	$30	$0	$0

(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $6.4 million as of December 31, 2017.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regard to these covenants.

See Item 18, “Financial Statements,” notes 6, 10, 11, 12 and 25.

Item 6.	Directors, Executive Officers and Employees

A.	Directors and Executive Officers

Directors

The following table and biographies set forth certain information concerning the Directors of the Bank as of the date of this Annual Report, including information with respect to each Director’s current position with the Bank and other institutions, class of shares which the Director represents, country of citizenship, the year that each Director’s term expires, and age.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer Banco Patagonia, Argentina	Brazil	Director	2019	2010	54
José Alberto Garzón
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia	Colombia	Director	2020	2017	47
Javier González Fraga
Chairman
Banco de la Nación Argentina	Argentina	Director	2020	2017	69

CLASS E
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2019	2016	57
Herminio A. Blanco
President
IQOM, Mexico	Mexico	Director	2019	2004	67
Mario Covo
Founding Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2020	1999	60
Miguel Heras Castro
Executive Director Inversiones Bahia Ltd., Panama	Panama	Director	2021	2015	49
Roland Holst
Board Member Sudameris Bank, Paraguay	Paraguay	Director	2019	2017	48

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque
Director		Chairman of
Banco de Chile, Chile	Chile	the Board	2021	1990	69
Gabriel Tolchinsky
Director		Deputy Chief
Bladex, Panama	Argentina	Executive Officer	2021	2018	56

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has also served as Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, Director of Banco Patagonia Uruguay since 2011 and Director of ADEBA, Asociación de Bancos Argentinos since 2014. Mr. Pecego was President of Grupo Brasil from 2015 to 2017 and Director of Visa Argentina, from 2012 to 2017. Mr. Pecego was also Vice President of Banco Patagonia, Argentina, from 2011 to 2014. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Manager of the main agencies in the State of São Paulo, Commercial Superintendent in the South Region of Brasil and Executive Manager responsible for Projects and Corporate Financing and Mr. Pecego was Regional General Director – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, a postgraduate degree in Business Management from Instituto São Luiz, São Paulo, an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro , PUC. Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) in Colombia since 2003, as Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department from 2000 to 2003 and Attorney in the Legal Department from 1995 to 2000. Mr. Garzón has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito in Colombia since 2000. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia in 1995 and General Manager of Servibolsa Ltda. Servicios Inmobiliarios from 1993 to 1995. He is currently Professor of Credit Insurance, Insurance Law Program at Pontificia Universidad Javeriana in Colombia and taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia from 1996 to 2004. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law and Project Finance studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School of Government. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, trade finance qualify him to serve on the Board.

Javier González Fraga has served as a Director of the Board since 2017. Mr. González Fraga is the Chairman of Banco de la Nación Argentina since 2017. He was a candidate for Vice President of Argentina in 2011. Mr. González Fraga served as Chairman of the Central Bank of Argentina on two occasions between 1989 and 1991, and as Vice President of the Buenos Aires Stock Exchange from 1994 to 1999. Mr. González Fraga was a Director of the Argentine Institute of Capital Markets from 1992 to 1999 and member of the Board of Public Companies in Argentina in 1987. In 1998, Mr. González Fraga was recognized by Konex as Best SMES Entrepreneur of the Decade, for his capacity as Founder of the dairy company La Salamandra S.A., Argentina. He was Professor at UCA Pontificia Universidad Católica Argentina from 1973 to 2000. Mr. González Fraga holds a Bachelor degree in Economics from UCA and is a Ph.D. candidate, having various papers and books published. Mr. González Fraga’s business background and financial expertise qualify him to serve on the Board.

Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is a senior partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm, with offices in eight countries. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. Mr. Arango is a member of the Latin American Business Council (CEAL) and represents his firm before Lex Mundi, the largest network of independent law firms in the world. From 1985 to 1987, Mr. Arango worked at White & Case in New York. From 1987 to 1995, Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member of different companies, qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs and provides access to the most complete database of international trade flows and regulations. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the NAFTA. Dr. Blanco has been a member of the board of directors for CYDSA since 2004, Arcelor-Mittal Mexico since 2005, and Fibra Uno since 2011. He has also been a member of the Trilateral Commission since 2001. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations, and Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003, and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, a Ph.D. in Economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and Founding Partner of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Miguel Heras Castro has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Managing Director and member of the board of directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications markets. He currently leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors since 2007. Mr. Heras has served as Vice President of the board of the Panama Food Bank since 2015, as Director of the Biodiversity Museum from 2008 to 2014, and Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions, and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a B.A. in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

Roland Holst has served as a Director of the Board since November 1, 2017 when he was designated to fill the vacancy created by the retirement of Ms. Maria da Graça França. Dr. Holst served as Treasurer and Member Ex-Officio of the Board from May to October 2017 and previously served as a Board member from 2014 to 2017. Dr. Holst is a board member of Sudameris Bank, Paraguay since 2017 and served as Director of the Board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, California from 2006 to 2007. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as Investment Manager from 1997 to 2001 and as General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master’s Degree in Economics from the University of Chicago. He also holds a Master’s Degree in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990, and as Chairman of the Board for two different terms, from 1995 to 1998, and again since 2002. Mr. Menéndez Duque is currently a Director of the Luksic Group in Chile, including Banco de Chile since 2001, Compañía Sudamericana de Vapores, S.A. and Quiñenco S.A. and Vice Chairman of Fundación A. Luksic A. and Fundación Educacional Luksic. In addition, he serves as Chairman of Inversiones Vita S.A. and Director of Banchile Seguros de Vida S.A. Mr. Menéndez Duque served as Chief Executive Officer of Antofagasta plc, listed on the London Stock Exchange and has served as a member of its board since 1985. He also served as member of the Superior Council of Universidad de Antofagasta, Superior Council and member of the board of Centro de Estudios Públicos CEP (non-profit Chilean educational foundation) and Consejo de la Fundación Corporación de Ayuda al Niño Limitado COANIL. Mr. Menéndez Duque was a professor at the Faculty of Economics and Graduate Program of Universidad de Chile. Mr. Menéndez Duque was commended in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate, in recognition of his career and contributions to society in the business and entrepreneurial sectors of Chile and was awarded the “Excelencia 90” Prize, as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. Mr. Menéndez Duque holds a degree in business administration and accounting, with honors, from Universidad de Chile. Mr. Menéndez Duque´s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member of different companies, qualify him to serve on the Board.

Gabriel Tolchinsky joined Bladex as Chief Operating Officer – Executive Vice President in May 2017, after serving as an External Consultant since 2014. He was appointed Deputy Chief Executive Officer of Bladex in February 2018 and was elected to serve as a Director of the Board on April 11, 2018. In 2013, he was a founding partner and Chief Administrative Officer of Maritime Finance Company Ltd., founded by KKR and specializing in maritime finance. Mr. Tolchinsky was also a founding partner of Helios Advisors LLC investment funds from 2002 to 2013, focused on commodity-related companies; FinAccess International Inc., from 2000 to 2002, a Mexican investment fund management company where he served as Chief Operating Officer; as well as a founding partner of Columbus Advisors LLC from 1995 to 2013, specializing in fixed income instruments in emerging markets, where he served as Portfolio and Risk Manager. He previously held various positions in investment banking on Wall Street, New York, from 1985 to 1995, including Producing Manager of Emerging Markets Fixed Income Sales at Merrill Lynch from 1991 to 1995. Mr. Tolchinsky holds a degree in Mathematical Sciences from Tel Aviv University, Israel, as well as a Master of Science (Operations Research) degree and a Master of Arts (Statistics) degree, both from Columbia University, New York. Mr. Tolchinsky’s extensive business experience, as well as his leadership and managerial experience, qualifies him to serve on the Board.

See Item 10, “Additional Information – Memorandum and Articles of Association” for a description of the stockholders’ voting rights with respect to the election of directors.

Executive Officers

The following table and information set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	58
Gabriel Tolchinsky	Deputy Chief Executive Officer	Argentina	56
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	42
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	51
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	41
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	44
Jorge Luis Real	Executive Vice President Chief Legal Officer and Compliance / Secretary of the Board of Directors	Panama	45
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	53
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	46

Presented below is a brief biographical description of each executive officer that is not a member of the Bank’s Board:

Rubens V. Amaral Jr. served as a Director of the Board and Chief Executive Officer of the Bank from August 2012 to April, 2018. Prior to his appointment as the Chief Executive Officer, Mr. Amaral served as Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and as a Director of the Board of the Bank from 2000 to 2004. Mr. Amaral has also served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Export-Import Banks and Development Finance Institutions (G-Nexid), Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at The George Washington University, and a Director of the Brazilian American Chamber of Commerce, in New York. Mr. Amaral has a degree in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs.

As previously announced, Mr. Amaral has decided to retire as Chief Executive Officer and will be succeeded by Gabriel Tolchinsky upon Mr. Amaral’s departure from the Bank effective at close of business on April 30, 2018. A summary of Mr. Tolchinsky’s experience is set forth above under “Directors”. As of the date of this Annual Report, Mr. Tolchinsky is the only executive officer who serves as a member of the Board.

Alejandro Jaramillo was appointed Executive Vice President, Chief Commercial Officer of the Bank on May 1, 2017. Mr. Jaramillo joined Bladex in 2012, working in the Bank’s Treasury department as the Head of Funding. In 2013, he became the Head of Loan Structuring & Distribution, spearheading the growth and development of the Bank’s Loan Syndication business and the purchase and sale of loans in the secondary market. Prior to joining Bladex, Mr. Jaramillo spent nine years at BNP Paribas, both in New York and in Bogota, Colombia. At BNP Paribas, he contributed to the development of the bank’s Commodity Structured Finance business in Latin America, and he was a Director in the bank’s Corporate & Investment Banking unit. Before that, he worked at Standard Chartered Bank as a credit analyst in their Bogota, Colombia office as well as in the Global Commodity Finance unit in New York. Mr. Jaramillo has a bachelor’s degree in Industrial Engineering from Universidad de los Andes - Bogota, Colombia, and an MBA from Columbia University in New York.

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer of the Bank since December 2017. She has also served in various capacities within the Bank since 1990, as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Finance area since 1994. Mrs. Méndez served as Commercial Relationship Manager at the Bank from 1991 to 1993 and as an Economist from 1990 to 1991. Throughout her tenure, Mrs. Méndez has been assigned to key projects, such as leading the conversion of financial statements from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) to IFRS to comply with a requirement of the Superintendency of Banks of Panama from 2014 to 2015. Mrs. Méndez also participated in the multidisciplinary team which successfully led to the Bank’s Initial Public Offering of its Class E common shares listed on the New York Stock Exchange and registered with the U.S. Securities and Exchange Commission in 1992. Mrs. Méndez holds a Bachelor degree in Business and Economics with specialization in Economics and Mathematics, graduating Magna Cum Laude from Albertus Magnus College, New Haven, Connecticut, U.S.A.

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management of the Bank since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni holds a Master Degree in Risk Management from New York University’s Stern School of Business, an MBA from the University of Louisville, and a Bachelor's Degree in Business Administration and Certified Public Accountant from the University of Buenos Aires in Argentina.

Jorge Córdoba joined Bladex as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director – Internal Audit LATAM for Credit Andorra Financial Group, where he supervised from Panama the internal audit of the bank’s business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami, Florida. From 2002 to 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) and was in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology, Ontario, Canada.

Jorge Luis Real was appointed Executive Vice President, Legal and Compliance in February 2018. He has served as Senior Vice President, Chief Legal Officer of the Bank since December 2016, and was appointed Secretary of the Board of Directors in April 2016. He previously served as Vice President, Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real holds a Master’s degree in Commercial and Corporative Law from Université Panthéon-Assas (Paris II) and a Bachelor’s degree in Law and Political Science from Universidad Católica Santa María La Antigua in Panama.

Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets in February 2018, and has served as Senior Vice President, Head of Treasury since September 2013. He also served as Senior Vice President, Funding from April to August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served diverse Relationship Management capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving as the Head of Treasury Planning for the last two years. Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor´s degree in Accounting from University of Buenos Aires, Argentina.

Erica Lijtztain was appointed Executive Vice President, Chief Operating Officer in February 2018, and has served as Senior Vice President, Corporate Services, since June 2017. She previously served in the following capacities for Banco Patagonia, S.A. in Argentina: Executive Manager – Risk Management from 2015 to 2017, Budget and Information Manager from 2008 to 2015, Manager – Special Projects from 2003 to 2008, and Manager – Commercial Planning and Control from 2001 to 2003. Ms. Lijtztain is a Certified International Investment Analyst, and holds a Master’s degree in Business Administration from University Torcuato di Tella, Argentina, and a Bachelor’s degree in Economic Science – Actuary from University of Buenos Aires, Argentina.

B.	Compensation

Compensation of Executive Officers and Directors

The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Board of Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee recommended to the Board that the discussion be included in the proxy statement for the Annual Shareholders’ Meeting held April 11, 2018 (commonly referred to as the “say on pay” proposal).

Compensation Consultant

The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2017, the Compensation Committee did not retain or obtain the advice of any compensation consultant.

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and stock options and/or restricted stock units.

During the fiscal year ended December 31, 2017, the aggregate amount of cash compensation paid by the Bank to the executive officers employed in the Bank’s Corporate Headquarters for their services was $2,324,642.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015, and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).

On February 14, 2017, the Bank granted to current executive officers 25,289 restricted stock units corresponding to 2016 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on June 15, 2017, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2017, the compensation cost charged against the Bank’s 2017 income in connection with these restricted stock units was $335,008. The total remaining compensation cost of $211,195 will be charged over a period of 2.5 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2017, the Bank charged to salaries expense $162,505 with respect to the contribution plan.

2017 Chief Executive Officer Compensation

The compensation of the Bank’s Chief Executive Officer for 2017 included an annual base salary of $350,000, a performance-based cash bonus of $500,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $19,002. The Chief Executive Officer is eligible to receive a severance payment of $350,000 upon his departure.

Results of the 2017 Advisory Vote on Compensation of Executive Officers

At the Bank’s annual meeting of shareholders held on April 19, 2017, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2016 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (90.92%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2017. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit and Compliance Committee (the “Audit Committee”) receives an additional annual retainer of $8,500 and the Chairmen of each of the Compensation Committee, Risk Policy and Assessment Committee, Finance and Business Committee and Supervision and Compliance Committee receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2017 to the directors of the Bank as a group for their services as directors was $883,875.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2017, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2017, the total cost for these restricted shares amounted to $1,584,600, of which $788,214 was registered during 2017, and the remaining compensation cost of $796,386 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2017, the Bank’s executive officers and directors, as a group, beneficially owned an aggregate of 484,056 Class E shares, representing approximately 1.58% (based on 30,677,840 Class E shares outstanding as of December 31, 2017) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2017 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2017. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of Dec. 31, 2017 (1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2017 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Stock Options (3)	Restricted Shares (4)
Rubens V. Amaral Jr.	100,000	210,230	310,230		*	38,854	34,424
Alejandro Tizzoni	1,993	0	1,993		*	0	2,625
Total	101,993	210,230	312,223			38,854	37,049

*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2017.

(3)	Includes 38,854 stock options granted to executive officers on February 10, 2015 under the 2008 Plan. The exercise price and expiration date of these stock options are as follows: exercise price of $29.25 and expiration date of February 10, 2022. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2017 is not deemed to be beneficially owned by the individuals listed in the table.
(4)	Includes 14,298, 17,251 and 5,500 unvested restricted stock units granted to executive officers on February 14, 2017 and February 16, 2016 under the 2015 Plan, and February 10, 2015 under the 2008 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant. The 2017 grant vested 25% on June 14, 2017, and will vest 25% on each anniversary of the first vesting date. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2017 is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2017:

Name	Number of Shares Owned as of Dec. 31, 2017(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2017(2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Restricted Shares(3)
Javier González Fraga	0	0	0		*	6,000
José Alberto Garzón	0	0	0		*	6,000
Roland Holst	15,000	0	15,000		*	0
Ricardo Manuel Arango	0	0	0		*	9,900
Herminio A. Blanco	62,275	0	62,275		*	11,700
Mario Covo	36,427	0	36,427		*	11,700
João Carlos de Nóbrega Pecego(4)	0	0	0		*	6,000
Miguel Heras Castro	6,300	0	6,300		*	11,700
Gonzalo Menéndez Duque	51,831	0	51,831		*	17,550
Total	171,833	0	171,833			80,550

*	Less than one percent of the outstanding Class E shares.
(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 19, 2017; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego’s entitlement under the Bank’s 2008 and 2015 Plans were assigned by Mr. Pecego to Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 16.

Stock Ownership Policy for Directors and Executive Officers

In October 2013, the Board of Directors adopted share ownership guidelines for directors and executive officers. These guidelines enable the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines that apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Annual Report are in compliance with the guidelines as they apply to them.

The following elements are included in determining the directors’ and executive officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.

C.	Board Practices

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Rubens V. Amaral Jr. has served as Chief Executive Officer since August 1, 2012, and, as previously announced, has decided to retire as Chief Executive Officer effective at close of business on April 30, 2018. He will be succeeded by Gabriel Tolchinsky at that time. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002 and from 1995 to 1998 and qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K.

In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, the Bank’s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Compensation Committee of the Bank are independent directors.

Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.

Meetings of the Board and Committees

During the fiscal year ended December 31, 2017, the Board held nine meetings. Directors attended an average of 99% of the total number of Board meetings held during the fiscal year ended December 31, 2017.

The following table sets forth the membership and number of meetings for each of the committees of the Board during the fiscal year ended December 31, 2017:

Name	Audit and Compliance (*)	Risk Policy and Assessment	Finance and Business	Compensation
Ricardo Manuel Arango		Member	Member
Herminio A. Blanco	Chairman	Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member			Member
Javier González Fraga	Member			Member
Miguel Heras Castro		Chairman	Member
Roland Holst		Member	Member
Gonzalo Menéndez Duque	Member	Member
João Carlos de Nóbrega Pecego			Member	Chairman
Number of Committee Meetings Held in 2017	6	11	5	5

(*) On February 6, 2018, the Board of Directors agreed to assign the Audit and Compliance Committee matters related to compliance to the Prevention and Compliance Committee (formerly known as the Prevention Committee), which became a standing committee of the Board, with its charter approved on April 10, 2018.

Audit Committee

The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Mr. Gonzalo Menéndez Duque, Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2017, the Committee met six times.

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the Committee.

The Charter of the Audit Committee requires an annual self-evaluation of the Committee’s performance.

The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2017.

The Audit Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Prevention and Compliance Committee

The Prevention and Compliance Committee became a standing committee of the Board on February 6, 2018.

In accordance with applicable regulations of the Superintendency of Banks of Panama, the Prevention and Compliance Committee shall be comprised of at least two members of the Board of Directors as well as members of the senior management of the Bank. The current members of the Prevention and Compliance Committee are directors Ricardo Manuel Arango and Miguel Heras, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Counsel and Chief Compliance Officer.

The fundamental role of the Prevention and Compliance Committee is to provide support to the Board of Directors in complying with the laws and regulations related to the prevention of money laundering, financing of terrorism and the proliferation of weapons of mass destruction, including OFAC and FATCA regulations, as well as the Common Reporting Standards (“CRS”) of the Organization for Economic Cooperation and Development (“OECD”).

The Prevention and Compliance Committee charter requires the Committee to meet at least six times per year. The Committee’s first meeting was held on March 26, 2018.

The Prevention and Compliance Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Mr. Gonzalo Menéndez Duque, Mr. Ricardo Manuel Arango, Mr. Herminio A. Blanco, Mr. Mario Covo and Mr. Roland Holst.

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

In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval of each transaction and/or economic group. The Committee reports to the Board, and refers transactions to the Board for consideration and approval when the transaction limit exceeds the authorization limit delegated to the Committee.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2017, the Risk Policy and Assessment Committee held eleven meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2017, the Committee held five meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Compensation Committee

The Compensation Committee is a standing committee of the Board. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2017, the Compensation Committee held five meetings.

The Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. In addition, this Committee submits recommendations on issues related to improving the Bank’s operating model, and evaluates and proposes technology and communications strategic plans.

The Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Compensation Committee in identifying nominees for director, diversity is one of the factors the Compensation Committee considers. The Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of race, national origin or other characteristics in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The fact that out of a total of ten members, eight different nationalities are represented, reflects the importance given to diversity by the Board of Directors.

The Charter of the Compensation Committee requires an annual self-evaluation of the Committee’s performance.

The Compensation Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

None of the Bank’s executive officers serve as a director or a member of the Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Compensation Committee. None of the members of the Compensation Committee has ever been an employee of the Bank.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

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

Director and Chairman of the Board of Directors

Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected Ethics Line, an online reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, at the dates indicated:

	As of December 31,
	2017	2016	2015
Bladex Head Office in Panama	148	157	151
New York Agency	5	5	5
Representative Office in Argentina	7	8	8
Representative Office in Brazil	12	13	13
Representative Offices in Mexico (1)	10	13	13
Representative Office in Colombia	5	6	4
Representative Office in Peru	6	7	8
Total Number of Permanent Employees	193	209	202

(1) On April 3, 2017, the Bank obtained approval from the National Banking and Securities Commission of Mexico to close its Representative Office in Monterrey, Mexico, and closed the office on April 7, 2017.

E.	Share Ownership

See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

As of December 31, 2017, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 7.8% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2017.

	As of December 31, 2017
Class A Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Subtotal shares of Class A Common Stock	4,144,290	65.4	10.5
Total Shares of Class A Common Stock	6,342,189	100.0	16.1

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	36.7	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036AAF Buenos Aires, Argentina	295,945	12.3	0.8
The Korea Exchange Bank 181, Euljiro 2-ga Jun-gu, Seoul 100-793, Korea	147,173	6.1	0.4
Subtotal shares of Class B Common Stock	1,327,579	55.1	3.4
Total Shares of Class B Common Stock	2,408,806	100.0	6.1

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	3,080,967	10.0	7.8
Principal Global Investors, LLC (2) 711 High Street Des Moines, Iowa 50392 United States	2,661,847	8.7	6.8
Paradice Investment Management, LLC (3) 257 Fillmore Street, Suite 200 Denver, Colorado 80206 United States	1,950,944	6.4	4.9
LSV Asset Management (3) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606 United States	1,894,519	6.2	4.8
Subtotal shares of Class E Common Stock	9,588,277	31.3	24.3
Total Shares of Class E Common Stock	30,677,840	100.0	77.8

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,428,835		100.0

(1)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated January 10, 2018.
(2)	Source: Shareholder Identification Report performed by Ipreo, a service provider of Bladex.
(3)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 13, 2018.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and

•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2017	December 31, 2016	December 31, 2015
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,408,806	2,474,469	2,474,469
Class E Common Shares	30,677,840	30,343,390	30,152,247
Class F Common Shares	0	0	0
Total Common Shares	39,428,835	39,160,048	38,968,905

The number of the Bank’s Class A common shares outstanding as of December 31, 2017 did not change from December 31, 2016, while 65,000 Class B common shares were converted into Class E common shares during 2017. Class E common shares outstanding increased by 0.3 million shares during the same period, primarily as a result of exercised stock options, issued and vested restricted stock units of Bank’s executive officers and directors, and the Class B conversions into Class E common shares.

As of December 31, 2017, there were a total of 56 holders of record of our Class E shares, of which 16 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 93.84% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2017.

For additional information regarding the Bank’s common stock, see Item 18, “Financial Statements,” note 15.

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

As of December 31, 2017 and 2016, the Bank had credit transactions in the normal course of business with 21% and 16%, respectively, of its Class A and B stockholders. All transactions were made based on arm’s-length terms, were subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2017 and 2016, approximately 14% and 10%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class A and B stockholders and their related parties. As of December 31, 2017, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class A or B shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to four entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Banco General S.A. – Costa Rica, of which the Bank’s director, Ricardo Manuel Arango, is also a director of its parent company. Three outstanding loans were made to Banco General, one disbursed on November 15, 2017 and two disbursed on November 29, 2017, with a total outstanding amount of $26 million as of December 31, 2017, which also represented the largest granted amount outstanding at any month-end during 2017. The outstanding loans had a weighted average interest rate of 3.18%.

ii) Banco Patagonia, S.A., of which the Bank’s director, João Carlos de Nóbrega Pecego, is President. Several loans were made to Banco Patagonia, S.A. during 2017, with a total outstanding amount of $8 million, and a weighted average interest rate of 2.89% as of December 31, 2017. The largest granted amount outstanding at any month-end during 2017 was $21 million.

iii) Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. Two loans were made to Sudameris Bank SAECA on October 19, 2017 and December 7, 2017, with a total outstanding amount of $10 million as of December 31, 2017, which was the largest granted amount outstanding at any month-end during 2017. The outstanding loans had a weighted average interest rate of 3.19%.

iv) Valores Quimicos, S.A., of which the Bank’s director, Herminio A. Blanco, is also a director of one of its parent companies. As of December 31, 2017, the Bank had two outstanding letters of credit of $0.3 million and $0.4 million made to Valores Quimicos, S.A. on August 11 and 29, 2017, respectively.

All of the abovementioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. The loan transactions did not involve more than the normal risk of collectability or present other unfavorable features. In accordance with the Risk Policy and Assessment Committee’s charter, directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

C.	Interests of Experts and Counsel

Not required in this Annual Report.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

At the date of this Annual Report, there have been no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Bank’s financial position or profitability, including proceedings pending or known to be contemplated.

Dividends

The Board’s policy is to declare and distribute quarterly cash dividends on the Bank’s common stock. Dividends are declared at the Board’s discretion and, from time to time, the Bank has declared special dividends.

On January 16, 2018, the Board approved a quarterly cash dividend distributed to holders of common shares of $0.385 per share pertaining to the fourth quarter of 2017. The cash dividend was announced on January 17, 2018 and was paid on February 21, 2018 to the Bank’s stockholders of record as of February 2, 2018.

No special dividends were declared during three-year period ended December 31, 2017.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
February 21, 2018	February 2, 2018	$0.385
November 21, 2017	November 1, 2017	$0.385
August 17, 2017	August 2, 2017	$0.385
May 18, 2017	May 3, 2017	$0.385
February 16, 2017	February 1, 2017	$0.385
November 17, 2016	October 31, 2016	$0.385
August 17, 2016	August 3, 2016	$0.385
May 11, 2016	April 25, 2016	$0.385
February 23, 2016	February 10, 2016	$0.385
November 6, 2015	October 26, 2015	$0.385
August 4, 2015	July 27, 2015	$0.385
May 5, 2015	April 27, 2015	$0.385
January 13, 2015	January 5, 2015	$0.385

The Bank has no preferred shares issued and outstanding as of December 31, 2017.

B.	Significant Changes

See Item 18, “Financial Statements,” note 28.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol BLX. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2017	30.45	25.51
2016	30.50	19.63
2015	34.49	22.16
2014	34.90	24.29
2013	28.82	21.70
2018:
March	29.22	27.55
February	29.71	26.80
January	30.43	26.85
2017:
December	30.45	26.87
November	29.68	27.86
October	30.19	27.94

	Price per Class E Share (in $) (1)
	High	Low
2018:
First Quarter	30.43	26.80
2017:
First Quarter	30.42	26.25
Second Quarter	29.11	26.60
Third Quarter	29.72	25.51
Fourth Quarter	30.45	26.87
2016:
First Quarter	25.60	19.63
Second Quarter	27.76	21.95
Third Quarter	29.35	25.85
Fourth Quarter	30.50	25.36
(1)	Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 77.8% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2017. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.

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

Article 2 of the Bank’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development and foreign trade of Latin American countries.  To achieve this purpose, the Bank may engage in any banking or financial business, investment or other activity intended to promote the foreign trade and economic development of countries in Latin America.  The Articles of Incorporation provide that Bladex may engage in activities beyond those described above provided that it has obtained stockholder approval in a resolution adopted upon the affirmative majority vote of the common shares, either present or represented, in a meeting of stockholders called to obtain such authorization, including the affirmative vote of the holders of three-quarters (3/4) of the Class A shares issued and outstanding.

The Bank’s Articles of Incorporation provide that the Board shall direct and control the business and management of the assets of the Bank, except for those matters specifically reserved to stockholders by law or the Articles of Incorporation.  The Board, however, may grant general and special powers of attorney authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board, as the Board may deem convenient to entrust to such persons.

The Articles of Incorporation do not contain provisions limiting the ability of the Board to approve a proposal, arrangement or contract in which a Director is materially interested, or limiting the ability of the Board to fix the compensation of its members. In addition, the Articles of Incorporation do not contain provisions requiring the mandatory retirement of a Director at any prescribed age, or requiring a person to own a certain number of shares to qualify as a Director.

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2017, no Class F shares or preferred shares were issued and outstanding.

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

The Amended and Restated Articles of Incorporation were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 26, 2009 and the Bylaws were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 11, 2010. See Item 19, “Exhibits” for hyperlinks to these documents.

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

The following is a summary of certain U.S. federal and Panamanian tax matters that may be relevant with respect to the acquisition, ownership and disposition of the Bank’s Class E shares. Prospective purchasers of Class E shares should consult their own tax advisors as to United States, Panamanian or other tax consequences of the acquisition, ownership and disposition of Class E shares. The Bank may be subject to the tax regime of other countries or jurisdictions due to its operations.

This summary does not address the consequences of the acquisition, ownership or disposition of the Bank’s Class A or Class B shares.

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. This summary applies only to current holders that hold Class E shares as capital assets for U.S. federal income tax purposes and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”) such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, certain U.S. expatriates, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the shares of the Bank, by vote or value.

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

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See Item 10, “Additional Information/Taxation/United States Taxes–Taxation of Capital Gains.” The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

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

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under either the Notice or the Proposed Regulations. Based on estimates of our current and projected gross income and gross assets, we do not believe that we will be classified as a PFIC for our current or future taxable years. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including income and assets of entities in which we hold at least a 25% interest), and the nature of our activities.

Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, our status under the PFIC rules is subject to uncertainty. While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the active bank exception under either the IRS notice or the proposed regulations. Accordingly, U.S. Holders could be subject to U.S. federal income tax under the rules described below.

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

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Class E shares will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 24% with respect to proceeds received on the sale or exchange of Class E shares within the United States by non-corporate U.S. Holders and to dividends paid, unless such holder (1) is a corporation or comes within certain other exempt categories (including securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders generally are exempt from information reporting and backup withholding, but may be required to provide a properly completed IRS Form W-8BEN or W-8BEN-E (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Backup withholding is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is timely furnished to the IRS.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mrs. Ana Graciela de Méndez, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mrs. de Méndez at +507 210-8563. Written requests may also be sent via e-mail to Mrs. de Méndez at amendez@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

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

For quantitative information relating to the Bank’s interest rate risk and information relating to the Bank’s management of interest rate risk, see Item 5, “Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

For information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.7, 5.6, 5.7 and 18. For information regarding financial instruments, see Item 4, “Information on the Company/Business Overview–Financial instruments,” and Item 18, “Financial Statements,” note 5.

Interest Rate Risk Management and Sensitivity

The tables below list the notional amounts and weighted interest rates, as of December 31, 2017 and 2016, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2017:

Expected maturity date
	2018	2019	2020	2021	2022	There- after	Without maturity	Total 2017	Fair value 2017
($ Equivalent in thousands)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	7,978	23,875	9,943	35,876	8,191	-	-	85,863	85,739
Average fixed rate	3.80%	7.52%	4.79%	4.27%	3.63%	-	-	5.13%

Loans
Fixed rate
U.S. Dollars	2,225,408	22,200	4,132	-	-	10,593	-	2,262,333	2,268,201
Average fixed rate	3.04%	4.15%	7.27%	-	-	4.00%	-	3.06%
Mexican Peso	94,020	9,764	7,984	3,875	533	-	-	116,176	130,667
Average fixed rate	9.44%	8.43%	8.22%	9.14%	11.65%	-	-	9.27%
Floating rate
U.S. Dollars	2,014,535	535,568	239,474	117,753	106,524	12,835	-	3,026,689	3,103,544
Average floating rate	3.62%	4.90%	4.87%	5.68%	4.24%	5.12%	-	4.06%
Mexican Peso	46,555	15,295	18,346	14,344	3,447	2,473	-	100,460	105,161
Average floating rate	9.68%	10.95%	10.79%	10.85%	10.87%	7.99%	-	10.24%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	429,461	15,000	345,199	4,819	-	-	-	794,479	799,196
Average fixed rate	1.77%	2.25%	3.30%	2.96%	-	-	-	2.45%
Mexican Peso	20,715	8,447	6,957	2,912	50	-	-	39,081	42,546
Average fixed rate	7.04%	6.54%	6.96%	8.22%	8.99%	-	-	7.01%
Euro Dollar	-	-	-	-	-	60,178	-	60,178	61,434
Average fixed rate	-	-	-	-	-	3.74%	-	3.74%
Japanese Yen	26,362	72,349	-	-	-	-	-	98,711	96,663
Average fixed rate	0.71%	0.45%	-	-	-	-	-	0.52%
Australian Dollar	-	-	23,436	-	-	-	-	23,436	23,818
Average fixed rate	-	-	3.33%	-	-	-	-	3.33%
Floating rate
U.S. Dollars	615,000	186,000	-	193,000	10,000	-	-	1,004,000	1,011,309
Average floating rate	1.89%	2.68%	-	2.96%	2.93%	-	-	2.25%
Mexican Peso	120,255	75,638	-	-	-	-	-	195,893	196,081
Average floating rate	7.94%	8.06%	-	-	-	-	-	7.98%

Expected maturity date
	2018	2019	2020	2021	2022	There- after	Without maturity	Total 2017	Fair value 2017
($ Equivalent in thousands)

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	4,500	-	5,000	3,000	-	-	12,500	12,442
Average pay rate	-	9.75%	-	3.25%	3.88%	-	-	5.74%
Average receive rate	-	9.12%	-	1.55%	2.73%	-	-	4.90%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	525,000	17,000	13,000	40,000	-	-	-	595,000	594,699
Average pay rate	1.94%	1.87%	2.12%	2.30%	-	-	-	1.96%
Average receive rate	1.87%	1.55%	1.55%	1.55%	-	-	-	1.84%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	-	350,000	5,000	-	-	-	355,000	350,699
Average pay rate	-	-	2.83%	2.89%	-	-	-	2.84%
Average receive rate	-	-	3.25%	2.85%	-	-	-	3.24%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	13,199	-	-	-	6,260	7,282	-	26,741	2,014
U.S. Dollars fixed rate	-	-	-	-	4.84%	-	-	4.84%
U.S. Dollars floating rate	2.14%	-	-	-	5.24%	5.43%	-	3.47%
Pay U.S. Dollars	64,948	146,505	23,025	-	-	68,768	-	303,246	(27,618)
U.S. Dollars fixed rate	-	-	2.53%	-	-	-	-	2.53%
U.S. Dollars floating rate	2.60%	2.81%	-	-	-	3.96%	-	3.04%
Receive Mexican Peso	40,000	73,312	-	-	-	-	-	113,312
Mexican Peso floating rate	8.01%	7.99%	-	-	-	-	-	8.00%
Pay Mexican Peso	13,199	-	-	-	6,260	7,282	-	26,741
Mexican Peso floating rate	7.95%	-	-	-	10.54%	10.90%	-	9.36%
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768
Euro Dollar fixed rate	-	-	-	-	-	3.75%	-	3.75%
Receive Japanese Yen	24,948	73,193	-	-	-	-	-	98,141
Japanese Yen fixed rate	0.65%	0.46%	-	-	-	-	-	0.52%
Receive Australian Dollar	-	-	23,025	-	-	-	-	23,025
Australian Dollar fixed rate	-	-	3.33%	-	-	-	-	3.33%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	51,416	-	-	-	-	-	-	51,416	2,700
Average exchange rate	18.63%	-	-	-	-	-	-	18.63%
Receive U.S. Dollars/ Pay Brazilian Reales	9,243	-	-	-	-	-	-	9,243	50
Average exchange rate	3.32%	-	-	-	-	-	-	3.32%
Receive Euro Dollars/ Pay U.S. Dollars	68,952	105,020	-	-	-	-	-	173,972	5,910
Average exchange rate	1.14%	1.21%	-	-	-	-	-	1.18%

(1) Borrowings and placements include short and long-term borrowings and debt, gross of prepaid commissions.

As of December 31, 2016:

Expected maturity date
	2017	2018	2019	2020	2021	There- after	Without maturity	Total 2016	Fair value 2016
($ Equivalent in thousands)
ASSETS:
Investment Securities
Fixed rate
U.S. Dollars	3,987	-	24,772	10,153	42,607	18,905	-	100,423	99,013
Average fixed rate	3.50%	-	8.26%	5.02%	4.70%	4.09%	-	5.45%
Floating rate
U.S. Dollars	-	-	8,000	-	-	-	-	8,000	8,000
Average floating rate	-	-	2.37%	-	-	-	-	2.37%
Loans
Fixed rate
U.S. Dollars	2,487,723	27,657	2,147	397	-	-	-	2,517,924	2,522,771
Average fixed rate	3.18%	4.01%	4.95%	5.08%	-	-	-	3.19%
Mexican Peso	165,113	9,985	7,919	6,239	2,374	-	-	191,631	196,351
Average fixed rate	7.68%	8.00%	8.11%	7.76%	8.51%	-	-	7.73%
Floating rate
U.S. Dollars	1,884,275	685,445	416,579	152,079	56,042	12,807	-	3,207,227	3,304,614
Average floating rate	3.56%	4.43%	4.66%	4.64%	5.20%	5.42%	-	3.98%
Mexican Peso	24,367	32,618	18,208	11,728	11,537	5,491	-	103,949	110,507
Average floating rate	9.47%	9.29%	9.17%	9.11%	9.00%	8.99%	-	9.24%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,237,883	-	-	347,238	4,828	-	-	1,589,949	1,597,952
Average fixed rate	2.08%	-	-	3.25%	2.85%	-	-	2.34%
Mexican Peso	10,374	9,715	7,581	6,179	2,374	-	-	36,223	41,406
Average fixed rate	5.94%	6.10%	6.40%	6.83%	8.12%	-	-	6.37%
Euro Dollar	-	-	-	-	-	52,574	-	52,574	63,868
Average fixed rate	-	-	-	-	-	3.75%	-	3.75%
Japanese Yen	-	25,651	69,586	-	-	-	-	95,238	91,699
Average fixed rate	-	0.70%	0.46%	-	-	-	-	0.53%
Australian Dollar	-	-	-	21,717	-	-	-	21,717	22,107
Average fixed rate	-	-	-	3.33%	-	-	-	3.33%
Floating rate
U.S. Dollars	682,045	405,000	186,000	-	-	-	-	1,273,045	1,278,544
Average floating rate	1.35%	1.94%	2.19%	-	-	-	-	1.66%
Mexican Peso	-	112,773	70,425	-	-	-	-	183,199	182,698
Average floating rate	-	6.49%	6.19%	-	-	-	-	6.38%

INTEREST SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	-	4,500	-	5,000	13,200	-	22,700	22,428
Average pay rate	-	-	9.75%	-	3.25%	4.26%	-	5.13%
Average receive rate	-	-	8.87%	-	2.21%	3.06%	-	4.02%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	18,487	-	-	-	-	-	-	18,487	18,524
Average pay rate	3.80%	-	-	-	-	-	-	3.80%
Average receive rate	3.41%	-	-	-	-	-	-	3.41%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	632,000	50,000	17,000	13,000	40,000	-	-	752,000	750,704
Average pay rate	1.31%	1.91%	1.87%	2.12%	2.30%	-	-	1.43%
Average receive rate	1.30%	1.64%	0.58%	0.59%	0.58%	-	-	1.25%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	400,000	-	-	350,000	5,000	-	-	755,000	753,285
Average pay rate	3.68%	-	-	2.54%	2.62%	-	-	3.14%
Average receive rate	3.75%	-	-	3.25%	2.85%	-	-	3.51%

Expected maturity date
	2017	2018	2019	2020	2021	There- after	Without maturity	Total 2016	Fair value 2016
($ Equivalent in thousands)

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	367	-	-	-	-	8,350	-	8,718	1,279
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	4.40%	-	-	-	-	4.68%	-	4.67%
Pay U.S. Dollars	-	64,948	146,505	23,025	-	70,895	-	305,373	(44,915)
U.S. Dollars fixed rate	-	-	-	2.53%	-	-	-	2.53%
U.S. Dollars floating rate	-	2.10%	2.28%	-	-	3.90%	-	2.65%
Receive Mexican Peso	-	40,000	73,312	-	-	2,128	-	115,439
Mexican Peso floating rate	-	6.49%	6.19%	-	-	4.49%	-	6.26%
Pay Mexican Peso	367	-	-	-	-	8,350	-	8,718
Mexican Peso floating rate	8.08%	-	-	-	-	9.10%	-	9.06%
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768
Euro Dollar fixed rate	-	-	-	-	-	1.85%	-	1.85%
Receive Japanese Yen	-	24,948	73,193	-	-	-	-	98,141
Japanese Yen fixed rate	-	0.65%	0.46%	-	-	-	-	0.51%
Receive Australian Dollar	-	-	-	23,025	-	-	-	23,025
Australian Dollar fixed rate	-	-	-	1.42%	-	-	-	1.42%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	166,102	-	-	-	-	-	-	166,102	6,339
Average exchange rate	19.76%	-	-	-	-	-	-	19.76%
Receive U.S. Dollars/ Pay Brazilian Reales	3,780	-	-	-	-	-	-	3,780	(131)
Average exchange rate	3.39%	-	-	-	-	-	-	3.39%
Receive Euro Dollars/ Pay U.S. Dollars	119,203	45,027	-	-	-	-	-	164,230	(9,564)
Average exchange rate	1.11%	1.16%	-	-	-	-	-	1.12%
Receive Mexican Peso/ Pay U.S. Dollars	25,946	-	-	-	-	-	-	25,946	(24,181)
Average exchange rate	20.37%	-	-	-	-	-	-	20.37%

(1) Borrowings and placements include short and long-term borrowings and debt, gross of prepaid commissions.

Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may be impacted in varying degrees by changes in market interest rates. The maturity of certain types of assets and liabilities may fluctuate in advance of changes in market rates, while the maturity of other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from the maturities assumed in calculating the table above.

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

Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk, nor does it hold significant open foreign exchange positions. As of December 31, 2017, the Bank had an equivalent of US$144.0 million in non-U.S. dollar financial assets and US$143.7 million of non-U.S. dollar financial liabilities, reflecting a minimal net currency position.

The Bank maintains a Mexican pesos loan book, which as of December 31, 2017 amounted to the equivalent of US$143 million. This book is entirely funded with liabilities denominated in the same currency in order to avoid any currency mismatch.

For more information regarding the Risk Management, Market Risk, and Currency Risk, see Item 18, “Financial Statements,” notes 27 and 27.3.

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

The table below lists the carrying amount and fair value of the Investment Securities Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2017		As of December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Financial instruments at FVOCI	25,135	25,135	30,607	30,607
Securities at amortized cost (1)	69,130	69,006	77,816	76,406
Interest rate swaps (2)	(58)	(58)	(272)	(272)
(1)	Amounts do not include allowance for ECL of $196 thousand, and $602 thousand, as of December 31, 2017 and 2016, respectively.
(2)	As of December 31, 2017 and 2016, includes interest rate swaps that applies for hedge accounting.

For additional information regarding derivative financial instruments, see Item 18, “Financial Statements,” notes 3.7, 5.6, 5.7 and 18, and for information regarding financial instruments, see Item 18, “Financial Statements,” notes 5.2, 5.3 and 18.

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

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2017, and concluded that they were effective as of December 31, 2017.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2017, the Bank’s internal control over financial reporting was effective.

The Bank’s independent registered public accounting firm, Deloitte, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

Deloitte, lnc.

Contadores Públicos Autorizados

RUC 16292-152-155203 D.V. 65

Torre Banco Panamá, piso 12

Avenida Boulevard y la Rotonda

Costa del Este, Panamá

Apartado 0816-01558

Panamá, Rep. de Panamá

Teléfono: (507) 303-4100

Fax: (507) 269-2386

infopanama@deloitte.com

www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Bank and our report dated April 30, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Deloitte LATCO Firma miembro de Deloitte Touche Tohmatsu Limited

Definition and Limitations of Internal Control over Financial Reporting

A Bank's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). A Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte, Inc.

April 30, 2018

Panama, Republic of Panama

Deloitte LATCO Firma miembro de Deloitte Touche Tohmatsu Limited

d) Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. The Audit Committee’s financial expert is Gonzalo Menéndez Duque. Mr. Menéndez Duque is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.

See Item 6.A., “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s amended Code of Ethics, approved by the Compensation Committee in its meeting held on August 15, 2017, is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2017, and may also be found on the Bank’s website at http://www.bladex.com/en/investors/governance-documents (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	As of December 31,
	2017	2016

Audit fees	$647,906	$647,767
Audit-related fees	206,189	217,959
Tax fees	0	0
All other fees	0	0
Total	$854,095	$865,726

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit-related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs as part of the normal course of business of the Bank.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent accounting firm. All of the services related to the audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

At the Bank’s Annual Shareholders’ Meeting held on April 11, 2018, in Panama City, Panama, shareholders ratified the appointment of KPMG as the Bank’s new independent registered public accounting firm for the fiscal year ending December 31, 2018 to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit-related services as may be required.

The decision to select KPMG as the new independent auditor for the Bank was recommended and approved by the Audit Committee of the Board based on the results of an open and transparent tender offer.

The audit reports of Deloitte on the Bank’s consolidated financial statements as of the years ended December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the two fiscal years ended December 31, 2017 and 2016, and during the subsequent interim period through the date of this Annual Report, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements. In addition, there were no reportable events as listed in Item 304 (a) (1) (v) of Regulation S-K.

Representatives of KPMG and Deloitte were present at the Bank’s Annual Shareholders’ Meeting held on April 11, 2018, in Panama City, Panama, and had the opportunity to make any statement, or respond to questions posed by shareholders of the Bank.

The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. As of the date of this Annual Report, KPMG Panama is in the process of completing its standard client and engagement acceptance evaluation procedures.

For Deloitte’s letter, see Exhibit 15.1

Item 16G.	Corporate Governance

The corporate governance practices of the Bank and those required by the NYSE for domestic companies in the United States differ in two significant ways:

First, under Section 303A.04 of the NYSE Rules, a listed company must have a nomination/corporate governance committee comprised entirely of independent directors. However, it is common practice among public companies in Panama, including the Bank, not to have a corporate governance committee. The Bank addresses all corporate governance matters in plenary meetings of the Board, and the Audit Committee has been given the responsibility of improving the Bank’s corporate governance practices and monitoring compliance with such practices.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1.	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 15.1.	Consent letter of Deloitte, Inc.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Rubens V. Amaral Jr.
Chief Executive Officer

April 30, 2018

EXHIBIT INDEX

Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1.	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 15.1.	Consent letter of Deloitte, Inc.

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2017, 2016 and 2015

With Report of Independent Registered Public Accounting Firm

Deloitte LATCO
Firma miembro de
Deloitte Touche Tohmatsu Limited

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2017, 2016 and 2015

Deloitte, lnc. Contadores Públicos Autorizados RUC 16292-152-155203 D.V. 65 Torre Banco Panamá, piso 12 Avenida Boulevard y la Rotonda Costa del Este, Panamá Apartado 0816-01558 Panamá, Rep. de Panamá

Teléfono: (507) 303-4100 Fax: (507) 269-2386 infopanama@deloitte.com www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2018 expressed an unqualified opinion on the Bank's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on the Bank 's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte, Inc.

April 30, 2018

Panama, Republic of Panama

We have served as the Bank's auditor since 2007.

Deloitte LATCO
Firma miembro de
Deloitte Touche Tohmatsu Limited

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of financial position
For the years ended December 31, 2017 and 2016
(In US$ thousand)

	Notes	2017	2016
Assets
Cash and cash equivalents	4,18,27.2	672,048	1,069,538
Financial Instruments:
At fair value through OCI	5.2,18	25,135	30,607
Securities at amortized cost, net	5.3,18	68,934	77,214
Loans	5.5,27.2,27.3	5,505,658	6,020,731
Less:
Allowance for expected credit losses	5.5,17,27.2	81,294	105,988
Unearned interest and deferred fees	5.5,27.2	4,985	7,249
Loans, net		5,419,379	5,907,494

Derivative financial instruments used for hedging – receivable	5.6,5.7,17,18	13,338	9,352

Property and equipment, net	7,17	7,420	8,549
Intangibles, net	8,17	5,425	2,909

Other assets:
Customers' liabilities under acceptances	18,17	6,369	19,387
Accrued interest receivable	18,17	30,872	44,187
Other assets	9,17	18,827	11,546
Total of other assets		56,068	75,120
Total assets		6,267,747	7,180,783

Liabilities and stockholders' equity
Deposits:	10,18,27.2,27.3
Noninterest-bearing - Demand		420	1,617
Interest-bearing - Demand		81,644	125,397
Time		2,846,780	2,675,838
Total deposits		2,928,844	2,802,852

Derivative financial instruments used for hedging – payable	5.6,5.7,18	34,943	59,686

Financial liabilities through profit or loss	5.1,5.7,18	-	24
Short-term borrowings and debt	12.1,18	1,072,723	1,470,075
Long-term borrowings and debt, net	12.2,18	1,138,844	1,776,738

Other liabilities:
Acceptances outstanding	18	6,369	19,387
Accrued interest payable	18	15,816	16,603
Allowance for expected credit losses on loan commitments and financial guarantees contracts	6	6,845	5,776
Other liabilities	13	20,551	18,328
Total other liabilities		49,581	60,094
Total liabilities		5,224,935	6,169,469

Stockholders' equity:	14,15,16,19
Common stock		279,980	279,980
Treasury stock	15	(63,248)	(69,176)
Additional paid-in capital in excess of assigned value of common stock		119,941	120,594
Capital reserves		95,210	95,210
Retained earnings		608,966	587,507
Accumulated other comprehensive income (loss)	5.2,5.6,19	1,963	(2,801)
Total stockholders' equity		1,042,812	1,011,314
Total liabilities and stockholders' equity		6,267,747	7,180,783

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2017, 2016 and 2015
(In US$ thousand, except per share amounts)

	Notes	2017	2016	2015

Interest income:
Deposits		10,261	4,472	2,050
At fair value through OCI		545	2,254	6,033
Securities at amortized cost		1,947	2,780	2,371
Loans		213,326	236,392	209,858
Total interest income	17	226,079	245,898	220,312
Interest expense:
Deposits		42,847	20,131	11,788
Short and long-term borrowings and debt		63,417	70,558	63,045
Total interest expense	17	106,264	90,689	74,833

Net interest income	17	119,815	155,209	145,479

Other income:
Fees and commissions, net	21	17,514	14,306	19,200
Loss on derivative financial instruments and foreign currency exchange, net	5.6	(437)	(486)	(23)
(Loss) gain per financial instrument at fair value through profit or loss	22	(732)	(2,883)	5,731
Gain (loss) on sale of securities at fair value through OCI	5.2	249	(356)	363
Gain on sale of loans	5.4	181	806	1,505
Other income		1,723	1,378	1,603
Net other income		18,498	12,765	28,379

Total income		138,313	167,974	173,858

Expenses:
Impairment loss from expected credit losses on loans at amortized cost	5.5	8,859	34,760	17,248
(Recovery) impairment loss from expected credit losses on investment securities	5.2,5.3	(489)	3	5,290
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	6	1,069	352	(4,448)
Salaries and other employee expenses	23	27,653	25,196	30,435
Depreciation of equipment and leasehold improvements	7	1,578	1,457	1,371
Amortization of intangible assets	8	838	629	596
Other expenses	24	16,806	18,532	19,382
Total expenses		56,314	80,929	69,874
Profit for the year		81,999	87,045	103,984

Earnings per share:
Basic	14	2.09	2.23	2.67
Diluted	14	2.08	2.22	2.66
Weighted average basic shares	14	39,311	39,085	38,925
Weighted average diluted shares	14	39,329	39,210	39,113

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss and other comprehensive income
For the years ended December 31, 2017, 2016 and 2015
(In US$ thousand)

	Notes	2017	2016	2015

Profit for the year		81,999	87,045	103,984
Other comprehensive income (loss):
Items that are not be reclassified subsequently to gains and losses:
Change in fair value for revaluation by equity instrument to FVOCI, net of hedging	19	187	-	-

Items that are or may be reclassified subsequently to gains and losses:
Net change in unrealized gain (losses) on financial instruments at fair value through OCI	19	696	8,078	(2,114)
Net change in unrealized losses on derivative financial instruments	19	2,391	(198)	(730)
Foreign currency translation adjustment, net		(60)	-	-
Exchange difference in conversion of foreign operating currency		1,550	-	-

Other comprehensive income (loss)	19	4,764	7,880	(2,844)

Total comprehensive income for the year		86,763	94,925	101,140

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2017, 2016 and 2015
(In US$ thousand)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances at January 1, 2015	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039
Profit for the year	-	-	-	-	103,984	-	103,984
Other comprehensive income	-	-	-	-	-	(2,844)	(2,844)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	3,296	-	-	-	3,296
Exercised options and stock units vested	-	2,971	(1,504)	-	-	-	1,467
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	(45,011)	-	(45,011)
Balances at December 31, 2015	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931

Profit for the year	-	-	-	-	87,045	-	87,045
Other comprehensive income	-	-	-	-	-	7,880	7,880
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	3,063	-	-	-	3,063
Exercised options and stock units vested	-	2,962	(1,387)	-	-	-	1,575
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	(60,180)	-	(60,180)
Balances at December 31, 2016	279,980	(69,176)	120,594	95,210	587,507	(2,801)	1,011,314

Profit for the year	-	-	-	-	81,999	-	81,999
Other comprehensive income	-	-	-	-	-	4,764	4,764
Issuance of restricted stock	-	1,259	(1,229)	-	-	-	30
Compensation cost - stock options and stock units plans	-	-	296	-	-	-	296
Exercised options and stock units vested	-	4,697	280	-	-	-	4,977
Repurchase of "Class B" and "Class E" common stock	-	(28)	-	-	-	-	(28)
Dividends declared	-	-	-	-	(60,540)	-	(60,540)
Balances at December 31, 2017	279,980	(63,248)	119,941	95,210	608,966	1,963	1,042,812

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2017, 2016 and 2015
(In US$ thousand)

	2017	2016	2015

Cash flows from operating activities
Profit for the year	81,999	87,045	103,984
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Activities of derivative financial instruments used for hedging	(26,363)	21,333	(2,279)
Depreciation of equipment and leasehold improvements	1,578	1,457	1,371
Amortization of intangible assets	838	629	596
Loss for disposal of equipment and leasehold improvements	2,205	140	32
Loss for disposal of intangible assets	16	-	1
Impairment loss from expected credit losses	9,439	35,115	18,090
Net (gain) loss on sale of financial assets at fair value through OCI	(249)	356	(363)
Compensation cost - share-based payment	296	3,063	3,296
Interest income	(226,079)	(245,898)	(220,312)
Interest expense	106,264	90,689	74,833
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	8,571	(29,148)	6,546
Financial instruments at fair value through profit or loss	-	53,411	2,545
Net decrease (increase) in loans at amortized cost	479,226	650,217	(7,410)
Other assets	(269)	(39)	(7,738)
Net increase (decrease) in operating liabilities:
Net increase due to depositors	125,992	7,383	288,775
Financial liabilities at fair value through profit or loss	(24)	(65)	37
Other liabilities	(4,695)	(1,774)	6,398
Cash provided by operating activities	558,745	673,914	268,402

Interest received	239,394	247,167	223,033
Interest paid	(107,051)	(91,802)	(71,972)
Net cash provided by operating activities	691,088	829,279	419,463

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(2,654)	(3,973)	(615)
Acquisition of intangible assets	(3,370)	(3,111)	-
Proceeds from the redemption of of financial instruments at fair value through OCI	-	107,088	151,131
Proceeds from the sale of financial instruments at fair value through OCI	17,040	102,655	118,210
Proceeds from maturities of financial instruments at amortized cost	18,258	55,240	44,923
Purchases of financial instruments at fair value through OCI	(8,402)	(84,153)	(86,629)
Purchases of financial instruments at amortized cost	(9,978)	(24,600)	(96,920)
Net cash provided by investing activities	10,894	149,146	130,100

Cash flows from financing activities:
Net decrease in short-term borrowings and debt and securities sold under repurchase agreements	(397,352)	(1,074,366)	(448,615)
Proceeds from long-term borrowings and debt	219,905	403,489	946,084
Repayments of long-term borrowings and debt	(857,799)	(508,564)	(462,559)
Dividends paid	(60,605)	(60,135)	(59,943)
Exercised stock options	4,977	1,575	1,467
Repurchase of common stock	(27)	-	-
Net cash used in financing activities	(1,090,901)	(1,238,001)	(23,566)

Net (decrease) increase in cash and cash equivalents	(388,919)	(259,576)	525,997
Cash and cash equivalents at beginning of the year	1,007,726	1,267,302	741,305
Cash and cash equivalents at end of the year	618,807	1,007,726	1,267,302

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

1.	Corporate information (continued)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City; in Lima, Peru; and in Bogota, Colombia.

The consolidated financial statements have been authorized for issue by resolution of the Board of Directors dated February 06, 2018.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

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
For the years ended December 31, 2017, 2016 and 2015
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

When loses control of a subsidiary, the gain/loss on disposal recognised in profit or loss is calculated as the difference between:

-	The aggregate of the fair value of the consideration received and the fair value of any retained interest, and
-	The previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any Non- Controlling Interest (NCI)

All amounts previously recognised in other comprehensive income (loss) in relation to that subsidiary are accounted for as if had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs).

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 – “Financial Instruments” when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.	Summary of significant accounting policies

The following are the significant accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements.

3.1	Currency and foreign currency transactions

3.1.1	Foreign currency transactions

For the purpose of consolidation of the financial statements, the Bank applies IAS 21- “The Effect of Change in Foreign Exchange Rates” to financial assets and financial liabilities that are monetary items and denominated in a foreign currency. This standard requires any foreign exchange gains and losses on monetary assets and monetary liabilities to be recognised in profit or loss. An exception is a monetary item that is designated as a hedging instrument in a cash flow hedge, a hedge of a net investment or a fair value hedge of an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income (loss).

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
For the years ended December 31, 2017, 2016 and 2015
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

Recognised financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss ( FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI), are subsequently measured at amortized cost; debt instruments that are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, and that have contractual cash flows that are SPPI, are subsequently measured at fair value through other comprehensive income (FVTOCI); all other debt instruments (e.g. debt instruments managed on a fair value basis, or held for sale) and equity investments are subsequently measured at FVTPL.

However, may make the following irrevocable election / designation at initial recognition of a financial asset on an asset-by-asset basis:

-	It may irrevocably elect to present subsequent changes in fair value of an equity investment that is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 – “Business Combinations” applies, in other comprehensive income (loss); and
-	It may irrevocably designate a debt instrument that meets the amortized cost or at FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.3	Classification

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

3.3.4	Business model assessment

The Bank makes an assessment of the objective of the business model in which the financial asset is held at a portfolio level, because this reflects the way the business is managed, and information is provided to management. The information considers the following:

-	The Bank’s policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
-	How the performance of the portfolio is evaluated and reported to the Bank’s management;
-	The risk that affect the performance of the business model and how those risks are managed;
-	The frequency, volume and timing of sales in prior periods, the reason for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s stated objective for managing the financial assets is achieved and how cash flows are realized.

3.3.5	Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs as well as profit margin.

Contractual cash flows that are SPPI are consistent with a basic lending arrangement. Contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are SPPI. An originated or an acquired financial asset can be a basic lending arrangement irrespective of whether it is a loan in its legal form.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.6	Financial assets at fair value through other comprehensive income (FVOCI)

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

For an equity investment designated as measured at FVTOCI, the cumulative gain/loss previously recognized in OCI is not subsequently reclassified to profit or loss but transferred within equity.

3.3.7	Financial assets at amortized cost

Financial assets classified at amortized cost represent securities and loans whose objective is to hold them in order to collect contractual cash flows over the life of the instrument. These securities and loans are measured at amortized cost if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is to hold the financial assets in order to collect the contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.3.8	Financial assets and liabilities at fair value through profit or loss (FVTPL)

Financial assets and liabilities at fair value through profit or loss include a) assets with contractual cash flows that are not SPPI; or/and b) assets designated at FVTPL using the fair value option; and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Unrealized and realized gains and losses on assets and liabilities at FVTPL are recorded in the consolidated statement of profit or loss as net gain (loss) from financial instruments at FVTPL.

3.3.9	Reclassification

If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.

During the current financial year and previous accounting period there was no change in the business model under which the Bank holds financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policy on modification and derecognition of financial assets described below.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.10	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.10	Derecognition of financial assets and financial liabilities (continued)

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

The Bank maintains a system of internal credit quality indicators. . The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal Rating	External Rating (1)	Description
1 a 4	Aaa – Ba1	Clients with payment ability to satisfy their financial commitments
5 a 6	Ba2 – B3	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	Caa1	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.
8	Caa2 – Caa3	Clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9	Ca	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.
10	C	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1)	External rating in accordance to Moody’s

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.10	Derecognition of financial assets and financial liabilities (continued)

Impairment of financial assets – investment securities

or delinquency in interest or principal; and, observable data indicating there is a measurable decrease in the estimated future cash flows since initial recognition.

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

A non-financial asset is impaired when an entity will not be able to recover that asset’s carrying value, either through using it or selling it. If circumstances arise which indicate that a non-financial asset might be impaired, a review should be undertaken of its cash generating abilities through use or sale. This review will produce an amount which should be compared with the asset’s carrying value, and if the carrying value is higher, the difference must be written off as impairment in the consolidated statement of profit or loss. On the other hand, if there is any indication that previously recognized impairment losses may no longer exists or may have decreased, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

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
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.5	Loans - at amortized cost (continued)

Definition of Default

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

When a financial asset is modified the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policy a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:

-	Qualitative factors, such as contractual cash flows after modification are no longer SPPI, change in currency or change of counterparty, the extent of change in interest rates, maturity, covenants. If these do not clearly indicate a substantial modification, then;
-	A quantitative assessment is performed to compare the present value of the remaining contractual cash flows under the original terms with the contractual cash flows under the revised terms, both amounts discounted at the original effective interest.

If the difference in present value is greater than 10% the Bank deems the arrangement is substantially different leading to derecognition.

In the case where the financial asset is derecognised the loss allowance for ECL is remeasured at the date of derecognition to determine the net carrying amount of the asset at that date. The difference between this revised carrying amount and the fair value of the new financial asset with the new terms will lead to a gain or loss on derecognition. The new financial asset will have a loss allowance measured based on 12-month ECL except in the rare occasions where the new loan is considered to be originated credit impaired. This applies only in the case where the fair value of the new loan is recognised at a significant discount to its revised par amount because there remains a high risk of default which has not been reduced by the modification. The Bank monitors credit risk of modified financial assets by evaluating qualitative and quantitative information, such as if the borrower is in past due status under the new terms.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.5	Loans - at amortized cost (continued)

Modified loan (continued)

When the contractual terms of a financial asset are modified and the modification does not result in derecognition, the Group determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:

-	The remaining lifetime PD estimated based on data at initial recognition and the original contractual terms; with
-	The remaining lifetime PD at the reporting date based on the modified terms.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on the historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

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
For the years ended December 31, 2017, 2016 and 2015
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

The Bank maintains a system of internal credit quality indicators. The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal Rating	External Rating (1)	Description
1 a 4	Aaa – Ba1	Clients with payment ability to satisfy their financial commitments
5 a 6	Ba2 – B3	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	Caa1	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.
8	Caa2 – Caa3	Clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.
9	Ca	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.
10	C	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(2)	External rating in accordance to Moody’s

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
For the years ended December 31, 2017, 2016 and 2015
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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the loans. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECLs (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECLs (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate the interest revenue on a gross basis.

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

ECLs are a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows due to the Group under the contract and the cash flows that the Bank expects to receive arising from the weighting of multiple future economic scenarios, discounted at the asset’s effective interest rate (EIR). For undrawn loan commitments, the ECL is the difference between the present value of the difference between the contractual cash flows that are due to the Bank if the holder of the commitment draws down the loan and the cash flows that the Bank expects to receive if the loan is drawn down; and for financial guarantee contracts, the ECL is the difference between the expected payments to reimburse the holder of the guaranteed debt instrument less any amounts that the Bank expects to receive from the holder, the debtor or any other party.

The Bank determines the ECLs using two methodologies to determine if there is objective evidence of impairment:

- Individually Evaluated Loans

The expected credit losses on individually assessed loans are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all loans that are individually significant or not. If it is determined that there is no objective evidence of impairment for an individual loan, it is included in a group of loans with similar characteristics and is evaluated collectively to determine whether there is impairment.

The impairment loss is calculated by comparing the present value of the future expected flows, discounted at the original effective rate of the loan, with its current carrying amount and the amount of any loss is charged as a provision for losses in the consolidated statement of profit or loss. The carrying amount of the impaired loans is reduced through the use of a reserve account.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.6	Allowance for expected credit losses (continued)

- Collectively Evaluated Loans

For the purposes of a collective assessment of impairment, loans are grouped according to similar characteristics of credit risk. These characteristics are relevant for the estimation of future cash flows for the groups of such assets, being indicative of the debtors' ability to pay the amounts owed according to the contractual terms of the assets that are evaluated.

Future cash flows in a group of loans that are evaluated collectively to determine whether there is impairment are estimated according to the contractual cash flows of the assets in the group, the historical loss experience for assets with risk characteristics. Similar credit to the group and in experienced management views on whether the current economy and credit conditions can change the real level of historical inherent losses suggested.

Significant increase in credit risk

When assessing whether the credit risk on a loan has increased significantly, the Bank considers the change in the risk of default occurring since initial recognition. For a loan to be considered in “default”, management considers criteria used in the internal credit risk model and qualitative factors, such as financial covenants, when appropriate.

Additionally, the Bank to determine that there has been a significant increase in risk applies an alert model that considers the international economic environment, the specific financial situation by country and the economic analysis of the industry where the credit generates its income. The model defines a consolidated calculation of Risk Severity depending on the weighting of the Severity to Risk of each one of the analysis contexts. Also, this depends on the context of the variables or the ratings constructed for each one (International Context: by market ratings, Context Country: by country / Context Economic Sector: by economic sector).

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

For loan commitments, the Bank considers changes in the risk of a default occurring on the ‘potential’ loan to which a loan commitment relates, and for financial guarantee contracts, changes in the risk that the specified debtor will default, are taken into consideration. In order to determine whether there has been a significant increase in the credit risk of the financial instrument, the assessment is based on quantitative information and qualitative information. The Bank considers the following factors though not exhaustive, when measuring significant increase in credit risk:

-	Significant changes in internal price indicators of credit risk as a result of a change in credit risk since inception;
-	Significant changes in external market indicators of credit risk for a particular financial instrument or similar financial instruments with the same expected life;
-	An actual or expected significant change in the financial instrument’s external credit rating;
-	Existing or forecast adverse changes in business, financial or economic conditions;
-	An actual or expected significant change in the operating results of the borrower;
-	An actual or expected significant adverse change in the regulatory environment, economic, or technological environment of the borrower;
-	Significant changes in the value of the collateral supporting the obligation;
-	Significant changes, such as reductions, in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECLs model.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.6	Allowance for expected credit losses (continued)

Significant increase in credit risk (continued)

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

Derivatives embedded in financial liabilities or other non-financial asset host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

The Bank applies IFRS 9- “Financial Instruments” the hedge accounting rules in full.

Derivatives held for risk management purposes include all derivative assets and liabilities that are not classified as trading assets or liabilities. Derivatives held for risk management purposes are measured at fair value in the consolidated statement of financial position. Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain/loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
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
For the years ended December 31, 2017, 2016 and 2015
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

Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in the consolidated statement of profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk, except when the hedging instrument hedges an equity instrument designated at FVTOCI in which case it is recognized in OCI. The carrying amount of a hedged item not already measured at fair value is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. For debt instruments measured at FVTOCI, the carrying amount is not adjusted as it is already at fair value, but the part of the fair value gain or loss on the hedged item associated with the hedged risk is recognized in profit or loss instead of OCI, except when the hedged item is an equity instrument designated at FVTOCI, the hedging gain/loss remains in OCI to match that of the hedging instrument.

If the hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment where hedging gains/losses are recognized in profit or loss, they are recognized in the same line as the hedged item.

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
For the years ended December 31, 2017, 2016 and 2015
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
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.10 Recognition of income and expenses (continued)

Fees and commissions on loans at amortized cost (continued)

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

Depreciation is calculated using the straight–line method to write down the cost of property and equipment to their residual values over their estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

Useful life in Years
Furniture and equipment	3 to 5 years
Hardware	3 years
Other Equipments	2 to 4 years
Leasehold improvements	3 to 15 years or up to the lease term

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
For the years ended December 31, 2017, 2016 and 2015
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

3.16 Capital reserves

Capital reserves are established as an appropriation of retained earnings and are, as such, a form of retained earnings. Reductions of capital reserves require the approval of the Bank’s Board of Directors and the SBP. Other capital reserves include:

-	Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the consolidated financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.
-	Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.
-	Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
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
For the years ended December 31, 2017, 2016 and 2015
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

Business model assessment: Classification and measurement of financial assets depends on the results of the SPPI and the business model test. The Bank determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgement reflecting all relevant evidence including how the performance of the assets is evaluated and their performance measured, the risks that affect the performance of the assets and how these are managed. The Group monitors financial assets measured at amortised cost or fair value through other comprehensive income that are derecognised prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business for which the asset was held.

Significant increase of credit risk: For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL for stage 1 assets, or lifetime ECL assets for stage 2 or stage 3 assets. An asset moves to stage 2 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased the Bank takes into account qualitative and quantitative reasonable and supportable forward looking information.

Establishing groups of assets with similar credit risk characteristics: When ECLs are measured on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics.

The Bank monitors the appropriateness of the credit risk characteristics on an ongoing basis to assess whether they continue to be similar. This is required in order to ensure that should credit risk characteristics change there is appropriate re-segmentation of the assets. This may result in new portfolios being created or assets moving to an existing portfolio that better reflects the similar credit risk characteristics of that group of assets. Re-segmentation of portfolios and movement between portfolios is more common when there is a significant increase in credit risk (or when that significant increase reverses) and so assets move from 12-month to lifetime ECLs, or vice versa, but it can also occur within portfolios that continue to be measured on the same basis of 12-month or lifetime ECLs but the amount of ECL changes because the credit risk of the portfolios differ.

Models and assumptions used: The Bank uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgement is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
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
For the years ended December 31, 2017, 2016 and 2015
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

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following:

1.	In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

2.	Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee´s tax obligation to meet the employee´s tax liability which is then remitted to the tax authority, i.e the share-based payment arrangement has a net settlement feature, such as arrangement should be classified as equity-settled in its entirely, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

3.	A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

-	The original liability is de-recognized;
-	The equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and
-	Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

The amendments are effective for annual reporting periods beginning on or after 1 January 2018 with earlier application permitted. The Bank is evaluating this new standard in its consolidated financial statements and does not anticipate material impacts on the adoption of said standard.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will replace all current requirements for revenue recognition under IFRS. Either a full retroactive application or a modified retroactive application is required for annual periods beginning on or after January 1, 2018. Early application is allowed. The Bank plans to adopt the new standard on the effective date required and, if any impact is identified, it will use a modified retroactive method in its initial application.

During 2017, the Bank performed the preliminary assessment of the five steps for all credit products and does not anticipate material impacts on the adoption of this standard.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

3.	Summary of significant accounting policies (continued)

3.23 Future changes in applicable accounting policies (continued)

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

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On 8 December 2016, the IFRS interpretations Committee of the International Accounting Standards Boards (IASB) issued IFRS Interpretation, IFRIC 22, Foreign Currency Transactions and Advance Considerations.

IFRIC 22 addresses how to determine the “date of transaction” for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for the item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability.

The Interpretation specifies that the date of transactions is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt advance consideration.

The Interpretation is effective for annual periods beginning on or 1 January 2018 with earlier application permitted. The Bank is evaluating this new standard in its consolidated financial statements and does not anticipate material impacts on the adoption of said standard.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

4.	Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash and due from banks	11,032	89,656
Interest-bearing deposits in banks	661,016	979,882
Total	672,048	1,069,538

Less:
Pledged deposits	53,241	61,812
Total cash and cash equivalents	618,807	1,007,726

The following table presents the details on interest-bearing deposits in banks and pledged deposits:

	December 31, 2017		December 31, 2016
	Amount	Range Interest rate	Amount	Range Interest rate
Interest-bearing deposits in banks:
Demand deposits(1)	661,016	0.25% a 1.55%	854,882	0.01% to 0.77%
Time deposits(2)	-	-	125,000	0.83% to 0.88%
Total	661,016		979,882

Pledged deposits:
New York(3)	3,000	-	2,800	-
Panama(4)	50,241	1.42%	59,012	0.66%
Total	53,241		61,812

(1)	Demand deposits with bearing interest based on the daily rates determined by banks.
(2)	Time deposits “overnight” calculated on an average interest rate.
(3)	The New York Agency had a pledged deposit with the New York State Banking Department, as required by law since March 1994.
(4)	The Bank had pledged deposits to secure derivative financial instruments transactions.

5.	Financial instruments

5.1	Financial instruments at FVTPL - Fair value through profit or loss

The fair value of financial liabilities at FVTPL is as follows:

	December 31, 2017	December 31, 2016
Liabilities
Foreign exchange forward	-	24
Total	-	24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.1	Financial instruments at FVTPL - Fair value through profit or loss (continued)

The information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	December 31, 2017			December 31, 2016
	Nominal	Fair value		Nominal	Fair value
	amount	Asset	Liability	amount	Asset	Liability
Foreign exchange forward	-	-	-	1,274	-	24
Total	-	-	-	1,274	-	24

5.2	Financial instruments at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of financial instruments at fair value through other comprehensive income by country risk and type of debt are as follows:

Equity Investment at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Equity investments (1)
Brazil	8,630	-	228	8,402
	8,630	-	228	8,402

Securities at FVOCI

	December 31, 2017
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Sovereign debt:
Brazil	2,937	29	12	2,954
Chile	5,182	-	35	5,147
Trinidad and Tobago	8,843	-	211	8,632
	16,962	29	258	16,733
	25,592	29	486	25,135

(1)	Equity instruments were initially recognized at fair value. These equity instruments correspond to equity securities classified with the irrevocable option of changes in OCI.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.2	Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

	December 31, 2016
		Unrealized
	Amortized cost	Gain	Loss	Fair value
Corporate debt:
Brazil	3,144	-	62	3,082
Venezuela	10,810	20	3	10,827
	13,954	20	65	13,909

Sovereign debt:
Brazil	2,926	-	140	2,786
Chile	5,229	-	59	5,170
Trinidad and Tobago	9,283	-	541	8,742
	17,438	-	740	16,698
	31,392	20	805	30,607

As of December 31, 2017 and 2016, there were no securities at fair value through OCI guaranteeing repurchase transactions.

The following table discloses those securities that had unrealized losses for a period less than 12 months and for 12 months or longer:

	December 31, 2017
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
Sovereign debt	5,147	35	9,616	223	14,763	258
Total	5,147	35	9,616	223	14,763	258

	December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
Corporate debt	1,805	3	3,082	62	4,887	65
Sovereign debt	5,170	59	11,528	681	16,698	740
Total	6,975	62	14,610	743	21,585	805

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.2	Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	December 31, 2017	December 31, 2016	December 31, 2015
Realized gain on sale of securities	766	221	469
Realized loss on sale of securities	(517)	(577)	(106)
Net gain (loss) on sale of securities at fair value through other comprehensive income	249	(356)	363

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2017	December 31, 2016
1-4	16,733	30,607
5-6	-	-
7	-	-
8	-	-
9	-	-
10	-	-
Total	16,733	30,607

(1) Current ratings as of December 31, 2017 and 2016, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity are shown in the following tables:

	December 31, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value

Due within 1 year	-	-	-	-
After 1 year but within 5 years	16,962	16,733	17,656	16,994
After 5 years but within 10 years	-	-	13,736	13,613
	16,962	16,733	31,392	30,607

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Financial instruments at fair value through other comprehensive income (continued)

Securities at FVOCI (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income, which is recorded in equity under accumulated other comprehensive income (loss), is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	42	263	-	305
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(6)	(65)	-	(71)
Financial assets that have been derecognized during the year	(12)	-	-	(12)
Changes due to financial instruments recognized as of December 31, 2016:	(18)	(65)	-	(83)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	24	198	-	222

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	234	178	6,737	7,149
Transfer to lifetime expected credit losses	(31)	456	-	425
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(15)	(168)	-	(183)
Financial assets that have been derecognized during the year	(174)	(203)	-	(377)
Changes due to financial instruments recognized as of December 31, 2015:	(220)	85	-	(135)
New financial assets originated or purchased	28	-	-	28
Write-offs	-	-	(6,737)	(6,737)
Allowance for expected credit losses as of December 31, 2016	42	263	-	305

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Investment securities- at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	December 31, 2017
		Unrealized
	Amortized cost (1)	Gross gain	Gross loss	Fair value
Corporate debt:
Brazil	1,485	3	-	1,488
Panama	9,978	-	-	9,978
	11,463	3	-	11,466

Sovereign debt:
Colombia	29,006	67	16	29,057
Mexico	20,203	-	167	20,036
Panama	8,458	-	11	8,447
	57,667	67	194	57,540
	69,130	70	194	69,006

	December 31, 2016
		Unrealized
	Amortized cost (2)	Gross gain	Gross loss	Fair value
Corporate debt:
Brazil	4,614	-	146	4,468
Panama	3,000	-	-	3,000
	7,614	-	146	7,468
Sovereign debt:
Brazil	11,179	37	194	11,022
Colombia	29,812	34	280	29,566
Mexico	20,541	-	1,059	19,482
Panama	8,670	198	-	8,868
	70,202	269	1,533	68,938
	77,816	269	1,679	76,406

(1)	Amounts do not include allowance for expected credit losses of US196.
(2)	Amounts do not include allowance for expected credit losses of US$602.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Investment securities - at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity are shown in the following tables:

	December 31, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value

Due within 1 year	7,978	7,978	3,988	4,025
After 1 year but within 5 years	61,152	61,028	68,537	67,358
After 5 years but within 10 years	-	-	5,291	5,023
	69,130	69,006	77,816	76,406

As of December 31, 2017 and 2016, there were no securities at amortized cost, guaranteeing repurchase transactions.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2017	December 31, 2016
1-4	57,667	76,333
5-6	11,463	1,483
7	-	-
8	-	-
9	-	-
10	-	-
Total	69,130	77,816

(1)	Current ratings as of December 31, 2017 and 2016, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.3	Investment securities- at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	99	503	-	602
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(16)	(29)	-	(45)
Financial assets that have been derecognized during the year	(18)	(422)	-	(440)
Changes due to financial instruments recognized as of December 31, 2016:	(34)	(451)	-	(485)
New financial assets originated or purchased	79	-	-	79
Allowance for expected credit losses as of December 31, 2017	144	52	-	196

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	348	178	-	526
Transfer to lifetime expected credit losses	(43)	444	-	401
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(5)	(91)	-	(96)
Financial assets that have been derecognized during the year	(317)	(28)	-	(345)
Changes due to financial instruments recognized as of December 31, 2015:	(365)	325	-	(40)
New financial assets originated or purchased	116	-	-	116
Allowance for expected credit losses as of December 31, 2016	99	503	-	602

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.4	Recognition and derecognition of financial assets

During the years ended December 31, 2017, 2016 and 2015, the Bank sold loans at amortized cost in the secondary market. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans at amortized cost” in the consolidated statement of profit or loss.

	Assignments and participations	Gains

For the year ended December 31, 2017	77,400	181
For the year ended December 31, 2016	157,242	730
For the year ended December 31, 2015	92,438	422

During the years ended December 31, 2016 and 2015 the Bank entered into a master participation agreement with the International Finance Corp. to sale participation in credit facilities which resulted in revenues of $76 and $425, respectively.

5.5	Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	December 31, 2017	December 31, 2016
Corporations:
Private	1,882,846	2,655,910
State-owned	723,267	786,900
Banking and financial institutions:
Private	2,083,795	1,738,999
State-owned	573,649	544,877
Middle-market companies:
Private	242,101	294,045
Total	5,505,658	6,020,731

The composition of the gross loan portfolio by industry is as follows:

	December 31, 2017	December 31, 2016
Banking and financial institutions	2,657,444	2,283,876
Industrial	772,238	1,242,441
Oil and petroleum derived products	735,413	788,186
Agricultural	501,241	1,007,139
Services	430,717	419,440
Mining	231,687	54,000
Others	176,918	225,649
Total	5,505,658	6,020,731

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

The unearned discount interest and deferred commission amounted to $4,985 and $7,249 at December 31, 2017 and 2016, respectively.

Loans classified by borrower’s credit quality indicators are as follows:

December 31, 2017
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,336,032	563,877	1,729,592	361,236	147,212	4,137,949
5-6	523,055	159,390	354,203	212,413	59,889	1,308.950
7	-	-	-	-	-	-
8	23,759	-	-	-	-	23,759
9	-	-	-	-	-	-
10	-	-	-	-	35,000	35,000
Total	1,882,846	723,267	2,083,795	573,649	242,101	5,505,658

December 31, 2016
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,714,936	646,797	1,457,984	259,981	174,107	4,253,805
5-6	863,937	140,103	281,015	284,896	84,938	1,654,889
7	58,673	-	-	-	-	58,673
8	4,000	-	-	-	-	4,000
9	-	-	-	-	35,000	35,000
10	14,364	-	-	-	-	14,364
Total	2,655,910	786,900	1,738,999	544,877	294,045	6,020,731

(1)	Current ratings as of December 31, 2017 and 2016, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	December 31, 2017	December 31, 2016
Country:
Argentina	294,613	325,321
Belgium	11,368	4,180
Bolivia	15,000	18,318
Brazil	1,019,466	1,163,825
Chile	170,827	69,372
Colombia	829,136	653,012
Costa Rica	356,459	400,371
Dominican Republic	249,926	243,696
Ecuador	94,315	129,269
El Salvador	55,110	104,723
Germany	37,500	50,000
Guatemala	309,024	315,911
Honduras	74,476	72,319
Jamaica	24,435	7,399
Luxembourg	19,924	14,722
Mexico	850,463	927,041
Nicaragua	29,804	36,949
Panama	500,134	498,651
Paraguay	59,536	108,068
Peru	211,846	467,408
Singapore	54,500	70,204
Switzerland	3,687	46,000
Trinidad and Tobago	175,000	184,389
United States of America	44,109	73,083
Uruguay	15,000	36,500

Total	5,505,658	6,020,731

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	December 31, 2017	December 31, 2016
Current:
Up to 1 month	846,993	896,310
From 1 month to 3 months	1,079,793	1,300,675
From 3 months to 6 months	1,175,801	1,267,194
From 6 months to 1 year	922,711	551,794
From 1 year to 2 years	392,456	631,629
From 2 years to 5 years	989,222	1,211,847
More than 5 years	39,923	95,918
	5,446,899	5,955,367

Impaired	58,759	65,364

Total	5,505,658	6,020,731

As of December 31, 2017 and 2016, the range of interest rates on loans fluctuates from 1.35% and 11.52% (2016: 1.21% y 12.69%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31, 2017	December 31, 2016

Fixed interest rates	2,378,509	2,709,555
Floating interest rates	3,127,149	3,311,176
Total	5,505,658	6,020,731

As of December 31, 2017 and 2016, 85% and 93%, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit-impaired balances is detailed as follows:

	December 31, 2017			2017
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	23,759	-	7,468	5,988	229
Middle-market companies	35,000	35,000	20,527	35,000	3,028
Total	58,759	35,000	27,995	40,988	3,257

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

	December 31, 2016			2016
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Balance interest recognized
With an allowance recorded:
Private corporations	30,364	18,364	23,174	12,500	408
Middle-market companies	35,000	35,000	12,179	17,705	1,679
Total	65,364	53,364	35,353	30,205	2,087

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	December 31, 2017	December 31, 2016	December 31, 2015
Interest revenue calculated on the net carrying amount (net of credit allowance)	1,170	1,808	91

The following table presents an aging analysis of the loan portfolio:

December 31, 2017
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	-	-	-	2,606,113	2,606,113
Banking and financial institutions	-	-	-	-	-	-	2,657,444	2,657,444
Middle-market companies	-	-	-	35,000	35,000	-	207,101	242,101
Total	-	-	-	35,000	35,000	-	5,470,658	5,505,658

December 31, 2016
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	4,000	14,364	18,364	-	3,424,446	3,442,810
Banking and financial institutions	-	-	-	-	-	-	2,283,876	2,283,876
Middle-market companies	-	-	-	35,000	35,000	-	259,045	294,045
Total	-	-	4,000	49,364	53,364	-	5,967,367	6,020,731

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

As of December 31, 2017 and 2016, the Bank had credit transactions in the normal course of business with 21% and 16%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2017 and 2016, approximately 14% and 10%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2017, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Modified financial assets

The following table refer to modified financial assets, where modification does not result in de-recognition:

Modified financial assets (with loss allowance based on lifetime ECL) modified during the period	December 31, 2017	December 31, 2016

Gross carrying amount before modification	8,855	-
Loss allowance before modification	(3,344)	-
Net amortized cost before modification	5,511	-

Gross carrying amount after modification	4,484	-
Loss allowance after modification	(4,484)	-
Net amortized cost after modification	-	-

For the modified financial assets during the year 2017, were received other real estate owned for $ 5,119.

During the year 2017, a financial asset with a nominal value of $ 37,817 was restructured. As part of the restructuration The Bank received Equity Instrument with a fair value of $8,630 and a new originated credit impaired loans with a fair value of $19,274. The remaining balance was written off against allowance for loans losses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

The significant changes in the gross carrying amount of financial assets during the period that contributed to changes in the loss allowance, is provided at the table below:

Loans

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2016	5,019,368	935,999	65,364	6,020,731
Transfer in book value to stage 2	(41,167)	41,167	-	-
Transfer to lifetime expected credit losses - credit-impaired	-	(46,673)	46,673	-
Transfer in book value to stage 1	8,000	(8,000)	-	-
Financial assets that have been derecognised during the year	(4,214,697)	(313,394)	(21,667)	(4,549,758)
Changes due to financial instruments recognized as of December 31, 2016	(4,247,864)	(326,900)	25,006	(4,549,758)
New financial assets originated or purchased	4,067,723	-	-	4,067,723
Write-offs	-	(1,427)	(31,611)	(33,038)
Gross carrying amount as of December 31, 2017	4,839,227	607,672	58,759	5,505,658

Loans

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of December 31, 2015	6,282,752	356,668	52,329	6,691,749
Transfer in book value to stage 2	(828,589)	828,589	-	-
Transfer to lifetime expected credit losses – not credit-impaired	(12,000)	(45,056)	57,056	-
Transfer in book value to stage 1	90,770	(90,770)	-	-
Financial assets that have been derecognized during the year	(4,577,890)	(113,432)	(25,214)	(4,716,536)
Changes due to financial instruments recognized as of December 31, 2015	(5,327,709)	579,331	31,842	(4,716,536)
New financial assets originated or purchased	4,064,325	-	-	4,064,325
Write-offs	-	-	(18,807)	(18,807)
Gross carrying amount as of December 31, 2016	5,019,368	935,999	65,364	6,020,731

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.5	Loans – at amortized cost (continued)

The allowances for expected credit losses related to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988
Transfer to lifetime expected credit losses – not credit-impaired	(672)	672	-	-
Transfer to lifetime expected credit losses - credit-impaired	-	(12,845)	12,845	-
Transfer to 12-month expected credit losses	1,428	(1,428)	-	-
Net effect of changes in reserve for expected credit losses	(2,900)	18,227	20,257	35,584
Financial assets that have been derecognized during the year	(24,434)	(11,321)	(8,333)	(44,088)
Changes due to financial instruments recognized as of December 31, 2016	(26,578)	(6,695)	24,769	(8,504)
New financial assets originated or purchased	17,363	-	-	17,363
Write-offs	-	(1,427)	(32,126)	(33,553)
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	21,151	89,974
Transfer to lifetime expected credit losses – not credit-impaired	(9,117)	9,119	-	2
Transfer to lifetime expected credit losses – not credit-impaired	(7)	(6,317)	6,324	-
Transfer to 12-month expected credit losses	2,038	(2,077)	38	(1)
Net effect of changes in reserve for expected credit losses	(39,621)	48,021	26,491	34,891
Financial assets that have been derecognized during the year	(65,640)	(16,756)	-	(82,396)
Changes due to financial instruments recognized as of December 31, 2015	(112,347)	31,990	32,853	(47,504)
New financial assets originated or purchased	82,169	-	-	82,169
Write-offs	-	-	(18,807)	(18,807)
Recoveries of amounts previously written off	-	-	156	156
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes

Quantitative information on derivative financial instruments held for hedging purposes is as follows:

	December 31, 2017
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	367,500	-	(4,361)	(2,394)
Cross-currency swaps	306,961	3,672	(30,154)	15,900
Cash flow hedges:
Interest rate swaps	595,000	127	(428)	995
Cross-currency swaps	23,025	879	-	2,132
Foreign exchange forward	225,388	8,610	-	11,835
Net investment hedges:
Foreign exchange forward	9,243	50	-	181
Total	1,527,117	13,338	(34,943)	28,649

	December 31, 2016
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	796,202	40	(2,005)	(2,199)
Cross-currency swaps	291,065	2,561	(44,944)	(19,316)
Cash flow hedges:
Interest rate swaps	752,000	323	(1,699)	696
Cross-currency swaps	23,025	-	(1,254)	(1,313)
Foreign exchange forward	352,553	6,428	(9,653)	(5,093)
Net investment hedges:
Foreign exchange forward	3,780	-	(131)	(415)
Total	2,218,625	9,352	(59,686)	(27,640)

The hedging instruments presented in the tables above are located in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	December 31, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(834)	Gain (loss) on interest rate swap	-	242
Cross-currency swaps	(1,924)	Gain (loss) on foreign currency exchange	-	26
		Interest income – loans	7,611	-
Foreign exchange forward	(2,708)	Interest income – securities at FVOCI	-	-
		Interest income – loans	3,991	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	(190)	-
		Gain (loss) on foreign currency exchange
Total	(5,466)		11,412	268

Derivatives – net investment hedge
Forward foreign exchange	(277)
Total	(277)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

	December 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	627	Gain (loss) on interest rate swap	-	(1,258)
Cross-currency swaps	(1,299)	Gain (loss) on foreign currency exchange	-	16
		Interest income – loans	-	(110)
Foreign exchange forward	233	Interest income – securities at FVOCI	-	-
		Interest income – loans	(4,751)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	1,672	-
		Gain (loss) on foreign currency exchange	9,097	-
Total	(439)		6,018	(1,352)

Derivatives – net investment hedge
Forward foreign exchange	-
Total	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

	December 31, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	35	Gain (loss) on interest rate swap	-	(229)
Cross-currency swaps	5,367	Gain (loss) on foreign exchange	-	84
		Interest income – loans	-	-
Forward foreign exchange	3,511	Interest income – securities at FVOCI	(694)	-
		Interest income – loans	(1,821)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	166	-
		Gain (loss) on foreign currency exchange	12,539	-
Total	8,913		10,190	(145)

Derivatives – net investment hedge
Forward foreign exchange	(901)
Total	(901)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	December 31, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(126)	476	350
	Interest income – loans	(12)	160	148
	Interest expenses – borrowings and debt	1,387	(16,233)	(14,846)
	Derivative financial instruments and hedging	(2,270)	2,371	101

Cross-currency swaps	Interest income – loans	(1,496)	2,442	946
	Interest expenses – borrowings and debt	1,848	(10,265)	(8,417)
	Derivative financial instruments and hedging	14,950	(16,709)	(1,759)
Total		14,281	(37,758)	(23,477)

	December 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(617)	1,593	976
	Interest income – loans	(25)	2,023	1,998
	Interest expenses – borrowings and debt	4,558	(28,261)	(23,703)
	Derivative financial instruments and hedging	(2,077)	2,178	101

Cross-currency swaps	Interest income – loans	(372)	928	556
	Interest expenses – borrowings and debt	195	(6,183)	(5,988)
	Derivative financial instruments and hedging	17,673	(16,752)	921
Total		19,335	(44,474)	(25,139)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

	December 31, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)

Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(1,047)	1,514	467
	Interest income at amortized cost	(376)	3,987	3,611
	Interest expenses – borrowings and debt	6,268	(24,026)	(17,758)
	Derivative financial instruments and hedging	(1,841)	1,688	(153)

Cross-currency swaps	Interest income loans at amortized cost	(135)	348	213
	Interest expenses – borrowings and debt	744	(3,785)	(3,041)
	Derivative financial instruments and hedging	(19,522)	20,550	1,028
Total		(15,909)	276	(15,633)

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	December 31, 2017
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	-	-	Loans
Issuances	355,000	(4,411)	Short and long term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	12,369	(32)	Financial instruments at FVOCI
Loans	25,027	744	Loans
Issuances	(249,328)	(2,301)	Short and long term borrowings and debt

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2016
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	18,502	12	Loans
Issuances	755,000	2,089	Short and long term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	22,188	(232)	Financial instruments at FVOCI
Loans	9,252	706	Loans
Issuances	(308,739)	(49)	Short and long term borrowings and debt

The following tables detail the profile of the timing of the nominal amount of the hedging instrument:

	December 31, 2017
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	69,459	-	-	69,459
31 to 60 days	26,104	-	-	26,104
61 to 90 days	1,729	185,000	16,821	203,550
91 to 180 days	16,567	137,500	-	154,067
181 to 365 days	68,952	202,500	8,127	279,579
1 to 2 years	178,331	21,500	73,193	273,024
2 to 5 years	4,413	416,000	24,872	445,285
More than 5 years	-	-	76,049	76,049
Total	365,555	962,500	199,062	1,527,117

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

Analysis of maturity of the derivatives by type of risk covered:

	December 31, 2016
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	66,149	-	-	66,149
31 to 60 days	33,393	85,000	-	118,393
61 to 90 days	24,093	60,000	-	84,093
91 to 180 days	71,533	745,080	-	816,613
181 to 365 days	109,228	160,422	189	269,839
1 to 2 years	92,115	50,000	24,948	167,063
2 to 5 years	73,311	434,500	96,218	604,029
More than 5 years	-	13,200	79,246	92,446
Total	469,822	1,548,202	200,601	2,218,625

The following tables detail the sources of ineffectiveness for our cash flow hedge positions:

	December 31, 2017
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	22	296	-	(16)	302
Foreign exchange risk	(8)	-	17	(1)	8
Total	14	296	17	(17)	310

	December 31, 2016
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	19	-	-	604	623
Foreign exchange risk	25	-	(4)	(5)	16
Total	44	-	(4)	599	639

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.6	Derivative financial instruments for hedging purposes (continued)

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

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 6.19 years.

The Bank estimates that approximately $610 reported as losses in OCI as of December 31, 2017, related to foreign exchange forward contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month year ending December 31, 2018.

The Bank estimates that approximately $645 of losses reported in OCI as of December 31, 2017, related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged available-for-sale securities during the twelve-month year ending December 31, 2018.

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

5.7	Offsetting of financial assets and liabilities

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Offsetting of financial assets and liabilities (continued)

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

December 31, 2017
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338	-	(22,304)	(8,966)
Total	13,338	-	13,338	-	(22,304)	(8,966)

December 31, 2016
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging – receivable – at fair value	9,352	-	9,352	-	-	9,352
Total	9,352	-	9,352	-	-	9,352

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial instruments (continued)

5.7	Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	December 31, 2017
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	13,338	-	13,338
Total	13,338	-	13,338

	December 31, 2016
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments used for hedging – receivable – at fair value	9,352	-	9,352
Total	9,352	-	9,352

b)	Financial liabilities and derivative financial instruments – liabilities

December 31, 2017
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943	-	(50,241)	(15,298)
Total	34,943	-	34,943	-	(50,241)	(15,298)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

5.	Financial Instruments (continued)

5.7	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

December 31, 2016
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Financial liabilities at FVTPL	24	-	24	-	-	24
Derivative financial instruments used for hedging – payable – at fair value	59,686	-	59,686	-	(59,012)	674
Total	59,710	-	59,710	-	(59,012)	698

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	December 31, 2017
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – payable – at fair value	34,943	-	34,943
Total derivative financial instruments	34,943	-	34,943

	December 31, 2016
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Derivative financial instruments:
Financial liabilities at FVTPL	24	-	24
Derivative financial instruments used for hedging – payable – at fair value	59,686	-	59,686
Total derivative financial instruments	59,710	-	59,710

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

The Bank’s outstanding loans commitments and financial guarantees contracts are as follows:

	December 31, 2017	December 31, 2016
Confirmed letters of credit	273,449	216,608
Stand-by letters of credit and guaranteed – Commercial risk	168,976	176,177
Credit commitments	45,578	10,250
Total	488,003	403,035

The remaining maturity profile of the Bank’s outstanding loans commitments and financial guarantees contracts is as follows:

Maturities	December 31, 2017	December 31, 2016
Up to 1 year	457,168	399,257
From 1 to 2 years	257	-
From 2 to 5 years	30,000	3,200
More than 5 years	578	578
	488,003	403,035

Loans commitments and financial guarantees contracts classified by issuer’s credit quality indicators are as follows:

Rating(1)	December 31, 2017	December 31, 2016
1-4	151,934	145,255
5-6	336,069	193,368
7	-	64,412
8	-	-
9	-	-
10	-	-
Total	488,003	403,035

(1)  Current ratings as of December 31, 2017 and 2016, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	December 31, 2017	December 31, 2016
Country:
Argentina	7,546	-
Bolivia	200	190
Brazil	-	-
Canada	425	160
Chile	15,000	-
Colombia	91,020	78,815
Costa Rica	19,848	2,250
Dominican Republic	-	26,787
Ecuador	252,800	172,522
El Salvador	767	1,305
Guatemala	11,788	7,000
Honduras	890	1,170
Mexico	35,643	11,118
Panama	31,260	39,756
Paraguay	22	-
Peru	17,618	42,764
Switzerland	-	1,000
United Kingdom	-	70
Uruguay	3,176	18,128
Total	488,003	403,035

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The allowances for credit losses related to loans commitments and financial guarantees contracts are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776
Transfer to lifetime expected credit losses	(1)	1	-	-
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(54)	853	-	799
Instruments that have been derecognized during the year	(971)	-	-	(971)
Changes due to instruments recognized as of December 31, 2016:	(1,026)	854	-	(172)
New instruments originated or purchased	1,241	-	-	1,241
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	2,914	2,510	-	5,424
Transfer to lifetime expected credit losses	(646)	693	-	47
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(748)	1,756	-	1,008
Instruments that have been derecognized during the year	(2,631)	(326)	-	(2,957)
Changes due to instruments recognized as of December 31, 2015:	(4,025)	2,123	-	(1,902)
New instruments originated or purchased	2,254	-	-	2,254
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The reserve for expected credit losses on loans commitments and financial guarantees contracts reflects the Bank’s Management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

7.	Property and equipment

A breakdown of cost, accumulated depreciation, additions and disposals for property and equipment is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvement	Other equipment	Total
Cost:
Balance as of January 1, 2015	3,136	2,147	7,458	460	13,201
Additions	368	30	179	38	615
Disposals	(138)	(175)	(225)	(41)	(579)
Balance as of December 31, 2015	3,366	2,002	7,412	457	13,237
Additions	1,436	2,137	239	161	3,973
Disposals	(416)	(361)	(880)	-	(1,657)
Balance as of December 31, 2016	4,386	3,778	6,771	618	15,553
Additions	246	461	39	1,908	2,654
Disposals	(462)	(2,255)	-	(21)	(2,738)
Balance as of December 31, 2017	4,170	1,984	6,810	2,505	15,469

Accumulated depreciation:
Balance as of January 1, 2015	2,397	1,339	2,202	302	6,240
Depreciation expense of the year	388	322	556	105	1,371
Disposals	(114)	(170)	(222)	(41)	(547)
Balance as of December 31, 2015	2,671	1,491	2,536	366	7,064
Depreciation expense of the year	483	384	513	77	1,457
Disposals	(412)	(230)	(875)	-	(1,517)
Balance as of December 31, 2016	2,742	1,645	2,174	443	7,004
Depreciation expense of the year	587	149	474	368	1,578
Disposals	(459)	(54)	-	(20)	(533)
Balance as of December 31, 2017	2,870	1,740	2,648	791	8,049

Carrying amounts as of:
December 31, 2017	1,300	244	4,162	1,714	7,420
December 31, 2016	1,644	2,133	4,597	175	8,549
December 31, 2015	695	511	4,876	91	6,173

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

8.	Intangible assets

A breakdown of cost, accumulated amortization, additions, sales and disposals for intangible assets is as follows:

Costs:
Balance as of January 1, 2015	10,987
Additions	-
Disposals	(211)
Balance as of December 31, 2015	10,776
Additions	3,111
Disposals	(4)
Balance as of December 31, 2016	13,883
Additions	3,370
Disposals	(81)
Balance as of December 31, 2017	17,172

Accumulated amortization:
Balance as of January 1, 2015	9,963
Disposals	(210)
Amortization expense of the year	596
Balance as of December 31, 2015	10,349
Disposals	(4)
Amortization expense of the year	629
Balance as of December 31, 2016	10,974
Disposals	(65)
Amortization expense of the year	838
Balance as of December 31, 2017	11,747

Carrying amounts as of:
December 31, 2017	5,425
December 31, 2016	2,909
December 31, 2015	427

Expenses related to the amortization of intangible assets are presented as part of amortization of intangible assets in the consolidated statement of profit or loss.

9.	Other assets

Following is a summary of other assets:

	December 31, 2017	December 31, 2016
Accounts receivable	6,793	5,413
Real estate owned (1)	5,119	-
IT projects under development	1,405	4,199
Other (2)	5,510	1,934
	18,827	11,546

(1) Other real estate owned.

(2) As of December 31, 2017, $1.7 million corresponds to leasing under development.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

10.	Deposits

The maturity profile of the Bank’s deposits is as follows:

	December 31, 2017	December 31, 2016
Demand	82,064	127,014
Up to 1 month	1,147,772	1,201,328
From 1 month to 3 months	492,205	463,479
From 3 months to 6 months	411,159	336,627
From 6 months to 1 year	571,500	436,884
From 1 year to 2 years	76,422	190,000
From 2 years to 5 years	147,722	47,520
	2,928,844	2,802,852

The following table presents additional information regarding the Bank’s deposits:

	December 31, 2017	December 31, 2016
Aggregate amounts of time deposits of $100,000 or more	2,928,425	2,802,474
Aggregate amounts of deposits in the New York Agency	266,158	250,639

	December 31, 2017	December 31, 2016	December 31, 2015
Interest expense to deposits in the New York Agency	3,519	2,094	1,228

11.	Securities sold under repurchase agreements

As of December 31, 2017 and 2016, the Bank does not have financing transactions under repurchase agreements.

As of December 31, 2017, the Bank did not incur interest expense generated by financing transactions under repurchase agreements. During the years ended December 31, 2016 and 2015, interest expense related to financing transactions under repurchase agreements totaled $971 and $1,800, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt

12.1	Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	December 31, 2017	December 31, 2016
Short-term Borrowings:
At fixed interest rates	429,069	788,075
At floating interest rates	633,154	657,000
Total borrowings	1,062,223	1,445,075
Short-term Debt:
At fixed interest rates	10,500	25,000
At floating interest rates	-	-
Total debt	10,500	25,000
Total short-term borrowings and debt	1,072,723	1,470,075

Average outstanding balance during the year	710,021	1,348,230
Maximum balance at any month-end	1,072,723	1,876,322
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.60% to 1.95%	1.10% to 1.50%
Range of floating interest rates on borrowing in U.S. dollars	1.77% to 2.08%	1.14% to 1.48%
Range of fixed interest rates on borrowing in Mexican pesos	7.92%	6.16%
Range of floating interest rate on borrowing in Mexican pesos	7.68% to 7.89%	5.72%
Weighted average interest rate at end of the year	2.16%	1.30%
Weighted average interest rate during the year	1.66%	1.10%

The balances of short-term borrowings and debt by currency, is as follows:

	December 31, 2017	December 31, 2016
Currency
US dollar	1,044,500	1,470,000
Mexican peso	28,223	75
Total	1,072,723	1,470,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt (continued)

12.2	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $4,211 and $5,133 as of December 31, 2017 and 2016, respectively, is as follows:

	December 31, 2017	December 31, 2016
Long-term Borrowings:
At fixed interest rates with due dates from October 2017 to February 2022	44,011	61,148
At floating interest rates with due dates from November 2017 to March 2021	379,000	631,326
Total borrowings	423,011	692,474
Long-term Debt:
At fixed interest rates with due dates from March 2018 to March 2024	532,305	921,479
At floating interest rates with due dates from January 2018 to March 2022	187,739	167,918
Total long-term debt	720,044	1,089,397
Total long-term borrowings and debt	1,143,055	1,781,871
Less: Prepaid commission	(4,211)	(5,133)
Total long-term borrowings and debt, net	1,138,844	1,776,738

Net average outstanding balance during the year	1,477,788	1,874,435
Maximum outstanding balance at any month – end	2,010,078	2,054,138
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.35% to 3.25%	2.85% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	2.61% to 3.01%	1.66% to 2.49%
Range of fixed interest rates on borrowing in Mexican pesos	4.89% to 9.09%	4.75% to 8.90%
Range of floating interest rates on borrowing and debt in Mexican pesos	7.99% to 8.00%	6.19% to 6.54%
Range of fixed interest rate on debt in Japanese yens	0.46% to 0.81%	0.46% to 0.81%
Range of fixed interest rate on debt in Euros	3.75%	3.75%
Range of fixed interest rate on debt in Australian dollar	3.33%	3.33%
Weighted average interest rate at the end of the year	3.60%	2.98%
Weighted average interest rate during the year	3.43%	2.84%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

12.	Borrowings and debt (continued)

12.2 Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	December 31, 2017	December 31, 2016
Currency
US dollar	753,981	1,392,995
Mexican peso	206,750	219,347
Japanese yen	98,711	95,238
Euro	60,178	52,574
Australian dollar	23,435	21,717
Total	1,143,055	1,781,871

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2017 the Bank was in compliance with all covenants.

The future payments of long-term borrowings and debt outstanding as of December 31, 2017, are as follows:

Payments	Outstanding

2018	139,070
2019	357,434
2020	375,592
2021	200,731
2022	10,050
2024	60,178
1,143,055

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

13.	Other liabilities

Following is a summary of other liabilities:

	December 31, 2017	December 31, 2016
Accruals and other accumulated expenses	8,018	4,170
Accounts payable	9,307	11,179
Others	3,226	2,979
	20,551	18,328

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31, 2017	December 31, 2016	December 31, 2015
(Thousands of U.S. dollars)
Profit for the year	81,999	87,045	103,984

(U.S. dollars)
Basic earnings per share	2.09	2.23	2.67
Diluted earnings per share	2.08	2.22	2.66

(Share units)
Weighted average common shares outstanding - applicable to basic	39,311	39,085	38,925

Effect of diluted securities:
Stock options and restricted stock units plans	18	125	188
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,329	39,210	39,113

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves

15.1 Common stock

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

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-years ended December 31, 2017, 2016 and 2015:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2015	6,342,189	2,479,050	29,956,100	-	38,777,339
Conversions	-	(4,581)	4,581	-	-
Repurchase common stock	-	-	-	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	70,358	-	70,358
Restricted stock units – vested	-	-	64,208	-	64,208
Outstanding at December 31, 2015	6,342,189	2,474,469	30,152,247	-	38,968,905

Conversions	-	-	-	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	68,785	-	68,785
Restricted stock units – vested	-	-	65,358	-	65,358
Outstanding at December 31, 2016	6,342,189	2,474,469	30,343,390	-	39,160,048

Conversions	-	(64,663)	64,663	-	-
Repurchase common stock	-	(1,000)	-	-	(1,000)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	142,268	-	142,268
Restricted stock units – vested	-	-	70,519	-	70,519
Outstanding at December 31, 2017	6,342,189	2,408,806	30,677,840	-	39,428,835

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves (continued)

15.1 Common stock (continued)

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2015	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(70,358)	(1,553)	(70,358)	(1,553)
Restricted stock units – vested	-	-	-	-	(64,208)	(1,418)	(64,208)	(1,418)
Outstanding at December 31, 2015	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397

Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(68,785)	(1,519)	(68,785)	(1,519)
Restricted stock units – vested	-	-	-	-	(65,358)	(1,443)	(65,358)	(1,443)
Outstanding at December 31, 2016	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176

Repurchase of common stock	-	-	1,000	28	-	-	1,000	28
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(142,268)	(3,140)	(142,268)	(3,140)
Restricted stock units - vested	-	-	-	-	(70,519)	(1,557)	(70,519)	(1,557)
Outstanding at December 31, 2017	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248

15.2 Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4.5% of its assets and loans commitments and financial guarantees contracts, weighted according to their risk. As of December 31, 2017, the Bank’s total capital adequacy ratio is 18.71% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

15.	Capital and Reserves (continued)

15.3 Restriction on retained earnings

The Bank does not have restrictions on its ability to access its retained earnings other than those resulting from the supervisory framework which the Bank is subject to, in order to operate. The supervisory framework requires banks to keep an additional reserve as part of equity to cover credit risk of their lending facilities. As of December 31, 2017 and 2016, $129,254 and $62,459, respectively, of the Bank’s retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

	December 31, 2017	December 31, 2016
Dynamic provision	108,756	43,826
Regulatory reserve	20,498	18,633
	129,254	62,459

15.4 Additional paid-in capital

As of December 31, 2017 and 2016, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

16.	Cash and stock-based compensation plans

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

During 2017 and 2016, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

During the years 2017 and 2016 the Board of Directors granted 57,000 of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 19, 2017 and April 13, 2016. The fair value of restricted stock granted totaled $1,585 in 2017 and $1,376 in 2016, of which $788 y $617 were charged against income during 2017 and 2016, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

A. 2008 Stock Incentive Plan – Directors and Executives (continued)

Restricted stock – Directors (continued)

The total expense recorded during 2017, 2016 and 2015 of restricted stock – directors $1,697, $1,548 and $1,553. The remaining cost pending amortization of $1,033 at December 31, 2017 will be amortized over 2.3 years.

The stocks lose their restriction from the year following the anniversary date, as follows: 35% in the first and second year, and 30% in the third year.

A summary of the restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2015	78,336	24.37
Granted	57,000	33.78
Vested	(39,015)	22.69
Outstanding at December 31, 2015	96,321	30.62
Granted	57,000	24.14
Vested	(56,421)	28.80
Outstanding at December 31, 2016	96,900	27.86
Granted	57,000	27.80
Vested	(61,950)	28.50
Outstanding at December 31, 2017	91,950	27.40
Expected to vest	91,950

The fair value of vested stock during the years 2017 and 2016 was $1,765 and $1,625, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $650 in 2017 and $1,670 in 2016. The distribution of the fair value was in units of restricted shares.

Restricted stock units

The fair value of the stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grants date. These stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares "Class E".

Compensation costs of the restricted stock units are amortized during the period of restriction by accelerated method. Costs charged against income during 2017, 2016 and 2015 due to the amortization of these grants totaled $811, $1,295 and $1,282, respectively. The remaining compensation cost pending amortization of $381 in 2017 will be amortized over 2.5 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

A. 2008 Stock Incentive Plan – Directors and Executives (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Restricted stock units (continued)

A summary of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grand date fair value	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2015	163,712	18.18
Granted	63,244	21.67
Forfeited	-
Vested	(64,208)	17.67
Outstanding at December 31, 2015	162,748	19.74
Granted	91,454	18.26
Forfeited	(21,408)	17.69
Vested	(65,358)	18.83
Outstanding at December 31, 2016	167,436	19.35
Granted	25,289	25.70
Forfeited	(71,401)	18.61
Vested	(70,519)	19.76
Outstanding at December 31, 2017	50,805	21.07	2.02 years	$518
Expected to vest	50,805	21.07	2.02 years	$296

The fair value of vested stock during the years 2017 and 2016 is $1,394, and $1,230, respectively.

Stock purchase options

The fair value of stock purchase options granted to certain Executives during 2017 was estimated using a binomial option-pricing model, based on the following factors:

	Measuring unit	2017	2016	2015

Weighted average fair value per option		$-	-	1.95 - 2.06
Weighted average expected term, in years	Year	-	-	5.5
Expected volatility	%	-	-	22%
Risk-free rate	%	-	-	0.02 – 1.52
Expected dividend	%	-	-	5.00%

These options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

16.	Cash and stock-based compensation plans (continued)

A. 2008 Stock Incentive Plan – Directors and Executives (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Stock purchase options (continued)

Related cost charged against income during 2017, 2016 and 2015 as a result of the amortization of these plans amounted to $118, $251 and $454, respectively. The remaining compensation cost pending amortization of $30 in 2017 will be amortized over a period of 1.11 years.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at January 1, 2015	391,696	23.65
Granted	233,418	29.25
Forfeited	-	-
Exercised	(70,358)	20.86
Outstanding at December 31, 2015	554,756	26.36
Granted	-	-
Forfeited	(126)	18.93
Exercised	(68,785)	22.78
Outstanding at December 31, 2016	485,845	26.87
Granted	-
Forfeited	(69,934)	28.63
Exercised	(142,268)	24.84
Outstanding at December 31, 2017	273,643	27.48	3.66 years	$242
Exercisable	121,840	27.73	3.70 years	$115
Expected to vest	151,803	27.28	3.63 years	$128

The intrinsic value of exercised options during the years 2017 and 2016 was $593 and $412, respectively. During the years 2017 and 2016 the Bank received $3,533 and $1,565, respectively, from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2017, 2016 and 2015, the Bank charged to salaries expense $163, $121 and $171, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

17.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Years ended December 31,
	2017(1)	2016(1)	2015(1)
Commercial

Interest income	213,326	236,392	209,858
Interest expense	(92,745)	(96,017)	(82,697)

Net interest income	120,581	140,375	127,161
Net other income (2)	18,926	16,333	21,492

Total income	139,507	156,708	148,653
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(9,928)	(35,112)	(12,800)
Expenses, less impairment loss from expected credit losses	(35,916)	(34,599)	(40,429)

Profit for the year	93,663	86,997	95,424
Commercial assets and loan commitments and financial guarantee contracts (end of year balances):

Interest-earning assets (3 and 5)	5,500,673	6,013,482	6,682,445
Other assets and loan commitments and financial guarantee contracts (4)	493,794	422,422	437,436
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	5,994,467	6,435,904	7,119,881

Treasury

Interest income	12,753	9,506	10,454
Interest expense	(13,519)	5,328	7,864

Net interest income	(766)	14,834	18,318
Net other income (2)	(428)	(3,568)	6,887

Total income	(1,194)	11,266	25,205
Impairment loss for expected credit losses on investment securities	489	(3)	(5,290)
Expenses, less impairment loss for expected credit losses	(10,959)	(11,216)	(11,355)

Profit (loss) for the year	(11,664)	47	8,560
Treasury assets (end of year balances):
Interest-earning assets (3 and 5)	757,911	1,177,961	1,603,921
Total interest-earning assets	757,911	1,177,961	1,603,921

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

17.	Business segment information (continued)

	Years ended December 31,
	2017(1)	2016(1)	2015(1)
Combined business segment total
Interest income	226,079	245,898	220,312
Interest expense	(106,264)	(90,689)	(74,833)

Net interest income	119,815	155,209	145,479
Net other income (2)	18,498	12,765	28,379

Total income	138,313	167,974	173,858
Impairment loss from expected credit losses on loans and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(9,928)	(35,112)	(12,800)
Impairment loss from expected credit losses on investment securities	489	(3)	(5,290)
Expenses, less impairment loss from expected credit losses	(46,875)	(45,814)	(51,784)
Profit for the year	81,999	87,045	103,984

	December 31, 2017	December 31, 2016
Total assets and loan commitments and financial guarantee contracts (end of year balances):
Interest-earning assets (3 and 5)	6,258,584	7,191,443
Other assets and loan commitments and financial guarantee contracts (4)	493,794	422,422
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	6,752,378	7,613,865

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income consists of other income including gains on sale of loans, gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes deposits and loans, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, loans commitments and financial guarantees contracts.
(5)	Includes cash and cash equivalents, interest-bearing deposits with banks, financial instruments at fair value through OCI, financial instruments at amortized cost and financial instruments at fair value through profit or loss.

	December 31, 2017	December 31, 2016
Reconciliation of total assets:
Interest-earning assets – business segment	6,258,584	7,191,443
Equity instruments	8,402	-
Allowance for expected credit losses on loans	(81,294)	(105,988)
Allowance for expected credit losses on securities at amortized cost	(196)	(602)
Customers’ liabilities under acceptances	6,369	19,387
Intangibles, net	5,425	2,909
Accrued interest receivable	30,872	44,187
Property and equipment, net	7,420	8,549
Derivative financial instruments used for hedging - receivable	13,338	9,352
Other assets	18,827	11,546
Total assets – consolidated financial statements	6,267,747	7,180,783

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

Derivative financial instruments (continued)

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

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	December 31, 2017
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Equity investments	8,402	-	-	8,402
Sovereign debt (1)	16,733	-	-	16,733
Total securities at fair value through OCI	25,135	-	-	25,135
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	129	-	129
Cross-currency interest rate swaps	-	4,550	-	4,550
Foreign exchange forward	-	8,659	-	8,659
Total derivative financial instrument used for hedging – receivable	-	13,338	-	13,338
Total financial assets at fair value	25,135	13,338	-	38,473

Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	4,789	-	4,789
Cross-currency interest rate swaps	-	30,154	-	30,154
Total derivative financial instruments used for hedging – payable	-	34,943	-	34,943
Total financial liabilities at fair value	-	34,943	-	34,943

(1)	At December 31, 2017, securities at fair value through OCI for $2,955 were reclassified from level 2 to level 1 of the fair value hierarchy given that Bloomberg's valuation "BVAL" for these values increased from 7 (in 2016) to 10 (in 2017).

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

	December 31, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	13,909	-	-	13,909
Sovereign debt	13,912	2,786	-	16,698
Total securities at fair value through OCI	27,821	2,786	-	30,607
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	363	-	363
Cross-currency interest rate swaps	-	2,561	-	2,561
Foreign exchange forward	-	6,428	-	6,428
Total derivative financial instrument used for hedging – receivable	-	9,352	-	9,352
Total financial assets at fair value	27,821	12,138	-	39,959

Liabilities
Financial instruments at FVTPL:
Foreign exchange forward	-	24	-	24
Total financial instruments at FVTPL	-	24	-	24
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	3,704	-	3,704
Cross-currency interest rate swaps	-	46,198	-	46,198
Foreign exchange forward	-	9,784	-	9,784
Total derivative financial instruments used for hedging – payable	-	59,686	-	59,686
Total financial liabilities at fair value	-	59,710	-	59,710

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

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

As of December 31, 2017 and 2016, there was no reclassification from one level to another in the fair value hierarchy in financial instruments.

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

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1, 2 and 3.

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

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2017
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	672,048	672,048	-	672,048	-
Acceptances	6,369	6,369	-	6,369	-
Interest receivable	30,872	30,872	-	30,872	-
Securities at amortized cost (2)	68,934	69,006	50,581	8,447	9,978
Loans, net (1)	5,419,379	5,520,604	-	5,520,604	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,928,844	2,928,844	-	2,928,844	-
Acceptances	6,369	6.369	-	6,369	-
Interest payable	15,816	15,816	-	15,816	-
Short-term borrowings and debt	1,072,723	1,072,483	-	1,072,483	-
Long-term borrowings and debt, net	1,138,844	1,158,534	-	1,158,534	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2016
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value:
Cash and deposits on banks	1,069,538	1,069,538	-	1,069,538	-
Acceptances	19,387	19,387	-	19,387	-
Interest receivable	44,187	44,187	-	44,187	-
Securities at amortized cost (2)	77,214	76,406	73,406	3,000	-
Loans , net (1)	5,907,494	6,021,006	-	6,021,006	-

Financial liabilities
Instruments with carrying value that approximates fair value:
Deposits	2,802,852	2,802,852	-	2,802,852	-
Acceptances	19,387	19,387	-	19,387	-
Interest payable	16,603	16,603	-	16,603	-
Short-term borrowings and debt	1,470,075	1,470,045	-	1,470,045	-
Long-term borrowings and debt, net	1,776,738	1,808,228	-	1,808,228	-

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Quoted market prices in an inactive market or internally developed models with significant observable market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans at amortized cost is net of the allowance for expected credit losses of $81.3 million and unearned interest and deferred fees of $5.0 million for December 31, 2017; allowance for expected credit losses of $106.0 million and unearned interest and deferred fees of $7.2 million for December 31, 2016.

(2)	The carrying value of securities at amortized cost is net of the allowance for expected credit losses of $0.2 million for December 31, 2017 and $0.6 million for December 31, 2016.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss)

The breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment NIIF	Total
Balance as of January 1, 2015	(6,817)	(1,020)	-	(7,837)
Net unrealized gain (loss) arising from the year	(6,267)	(4,942)		(11,209)
Reclassification adjustment for (gains) loss included in the profit of the year (1)	4,153	4,212	-	8,365
Other comprehensive income (loss) from the year	(2,114)	(730)	-	(2,844)

Balance as of December 31, 2015	(8,931)	(1,750)	-	(10,681)

Balance as of January 1, 2016	(8,931)	(1,750)	-	(10,681)
Net unrealized gain (loss) arising from the year	7,048	4,383		11,431
Reclassification adjustment for (gains) loss included in the profit of the year (1)	1,030	(4,581)	-	(3,551)
Other comprehensive income (loss) from the year	8,078	(198)	-	7,880
Balance as of December 31, 2016	(853)	(1,948)	-	(2,801)

Balance as of January 1, 2017	(853)	(1,948)	-	(2,801)
Change in fair value for revaluation by debt instrument, net of hedging	612	(8)	-	604
Change in fair value for revaluation by equity instrument, net of hedging	(228)	415	-	187
Reclassification adjustment for (gains) loss included in the profit of the year (1)	84	2,399	-	2,483
Foreign currency translation adjustment, net	-	-	(60)	(60)
Exchange difference in conversion of foreign operating currency	-	-	1,550	1,550
Other comprehensive income (loss) from the year	468	2,806	1,490	4,764
Balance as of December 31, 2017	(385)	858	1,490	1,963

(1) Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the year:

December 31, 2017
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	24	Net gain on sale of financial instruments at FVOCI
	(108)	Derivative financial instruments and hedging
	(84)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(7,611)	Interest income – loans at amortized cost
	(2,102)	Interest expense – borrowings and deposits
	7,216	Net gain (loss) on foreign currency exchange
Interest rate swaps	86	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	12	Net gain (loss) on cross-currency interest rate swap
	(2,399)

December 31, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	(7,243)	Net gain on sale of financial instruments at FVOCI
	6,213	Derivative financial instruments and hedging
	(1,030)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(4,750)	Interest income – loans at amortized cost
	1,679	Interest expense – borrowings and deposits
	6,060	Net gain (loss) on foreign currency exchange
Interest rate swaps	1,104	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	488	Net gain (loss) on cross-currency interest rate swap
	4,581

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

19.	Accumulated other comprehensive income (loss) (continued)

December 31, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	240	Interest income – financial instruments at FVOCI
	393	Net gain on sale of financial instruments at FVOCI
	(4,786)	Derivative financial instruments and hedging
	(4,153)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,822)	Interest income – loans at amortized cost
	-	Interest expense – borrowings and deposits
	(2,390)	Net gain (loss) on foreign currency exchange
	(4,212)

Interest rate swaps	(229)	Net gain (loss) on interest rate swaps

Cross-currency interest rate swap	84	Net gain (loss) on cross-currency interest rate swap

20.	Related party transactions

During the reporting years, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	December 31, 2017	December 31, 2016	December 31, 2015
Expenses:
Compensation costs paid to directors	884	880	949
Compensation costs paid to executives	2,370	4,055	4,601

21.	Fees and commissions, net

	December 31, 2017	December 31, 2016	December 31, 2015
Commission income – Loans & commitments, net	476	1,126	2,988
Commission income - Letters of credit	10,430	7,458	9,332
Commission income - Arrangements	6,608	5,722	6,880
Total	17,514	14,306	19,200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

22.	Net gain or (loss) on financial instruments at FVTPL

	December 31, 2017	December 31, 2016	December 31, 2015
Net (loss) gain on financial instruments at FVTPL	(732)	1,481	645
Net (loss) gain on investment funds	-	(4,364)	5,086
	(732)	(2,883)	5,731

23.	Salaries and other employee expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Wages and salaries	16,191	16,132	15,500
Payroll taxes	2,629	2,244	2,264
Personnel benefits	5,442	3,090	8,613
Share–based payments	3,391	3,730	4,058
Total	27,653	25,196	30,435

24.	Other expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Advertising and marketing	683	785	829
Regulatory fees	977	1,348	1,565
Rental - office and equipment	2,394	2,681	3,019
Administrative	6,846	7,468	7,469
Professional services	3,911	4,255	4,621
Maintenance and repairs	1,673	1,866	1,635
Other	322	129	244
Total	16,806	18,532	19,382

25.	Commitments and contingencies

Leasing arrangements

Operating lease commitments – Bank as lessee

Future minimum lease payments under cancellable operating leases as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Within 1 year	2,006	1,984	2,055
After 1 year but not more than 5 years	7,335	7,362	6,731
More than 5 years	8,814	10,638	14,128
Total	18,155	19,984	22,914

The total amount of expenses recognized in connection with such leases in 2017, 2016 and 2015 are $2,332, $2,605 and $2,930, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

25.	Commitments and contingencies (continued)

Leasing arrangements (continued)

Operating leases – Bank as sub-lessor

Future minimum lease payments under cancellable operating leases as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Within 1 year	300	289	455
After 1 year but not more than 5 years	243	646	822
Total	543	935	1,277

The total amount of income recognized in connection with such leases in 2017, 2016 and 2015 are $275, $436 y $661, respectively.

26.	Litigation

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio to maintain an adequate long-term funding structure. According to the Bank's liquidity guidelines, it is established that a minimum level of 1.0 of LCR and NSFR must be met. The Bank maintained a liquidity index between 1.25 and 1.53, with an average of 1.42 for 2017; and between 0.94 and 2.60, with an average of 1.15 for 2016.

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

For the years ended December 31, 2017, 2016 and 2015

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

The following table shows the Bank’s liquid assets, by principal geographic area:

(in millions US$)	December 31, 2017	December 31, 2016
United States of America	612	591
Other O.E.C.D.	-	409
Multilateral	-	-
Latin America	7	8
Total	619	1,008

As of December 31, 2017 and 2016, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $478 million and $227 million, respectively; representing 16% and 8% of the Bank’s total deposits, for each year reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2017 and 2016 were $619 million and $1,008 million, respectively (representing 21% and 36% of total deposits, respectively) of which $609 million, or 98% and $591 million, or 59%, as of December 31, 2017 and 2016, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2017 and 2016, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,746 million and $3,577 million, respectively. As of December 31, 2017 and 2016, it had an average original term to maturity of 203 and 184 days, respectively and an average remaining term to maturity of 112 days and 89 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $1,872 millions and $2,552 millions as of December 31, 2017 and 2016, respectively. Of that amount, $86 millions and $105 millions corresponded to the Bank’s investment securities as of December 31, 2017 and 2016. The remaining $1,786 millions and $2,447 millions in medium-term assets corresponded to the Bank’s loan portfolio as of December 31, 2017 and 2016. As of December 31, 2017 and 2016, the medium-term assets had an average original term to maturity of four years and three years and nine months, respectively; and an average remaining term to maturity of one year and nine months (655 days), and one year and seven months (588 days), respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.2 Liquidity risk (continued)

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	672,048	-	-	-	-	-	672,048
Investment securities	700	279	7,000	77,688	-	-	85,667
Equity investments	-	-	-	-	-	8,402	8,402
Loans at amortized cost	1,926,787	1,175,801	922,711	1,386,161	94,198	-	5,505,658
Unearned interest and deferred fees	(472)	(479)	(223)	(3,546)	(248)	(17)	(4,985)
Allowance for expected credit losses	-	-	-	-	-	(81,294)	(81,294)
Other assets	31,282	8,635	13,175	3,819	9,398	15,942	82,251
Total	2,630,345	1,184,236	942,663	1,464,122	103,348	(56,967)	6,267,747

Liabilities
Deposits	1,722,041	411,158	571,500	224,145	-	-	2,928,844
Other liabilities	806,547	151,090	291,694	979,958	66,802	-	2,296,091
Total	2,528,588	562,248	863,194	1,204,103	66,802	-	5,224,935

Confirmed letters of credit	169,042	101,403	3,004	-	-	-	273,449
Stand-by letters of credit and guaranteed – Commercial risk	18,687	72,080	77,952	257	-	-	168,976
Credit commitments	-	15,000	-	30,000	578	-	45,578
Total	187,729	188,483	80,956	30,257	578	-	488,003
Net position	(85,972)	433,505	(1,487)	229,762	35,968	(56,967)	554,809

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.2 Liquidity risk (continued)

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,069,538	-	-	-	-	-	1,069,538
Investment securities	1,024	3,000	-	83,643	20,756	(602)	107,821
Loans at amortized cost	2,262,349	1,267,194	551,794	1,843,476	95,918	-	6,020,731
Unearned interest and deferred fees	(663)	(906)	(258)	(4,762)	(660)	-	(7,249)
Allowance for expected credit losses	-	-	-	-	-	(105,988)	(105,988)
Other assets	55,445	6,587	3,721	6,399	642	23,136	95,930
Total	3,387,693	1,275,875	555,257	1,928,756	116,656	(83,454)	7,180,783

Liabilities
Deposits	2,306,413	173,288	275,631	47,520	-	-	2,802,852
Other liabilities	884,453	744,135	346,294	1,330,515	61,220	-	3,366,617
Total	3,190,866	917,423	621,925	1,378,035	61,220	-	6,169,469

Confirmed letters of credit	146,755	173,192	63,813	-	-	-	383,760
Stand-by letters of credit and guaranteed – commercial risk	70	8,595	360	-	-	-	9,025
Credit commitments	-	4,073	2,399	3,200	578	-	10,250
Total	146,825	185,860	66,572	3,200	578	-	403,035
Net position	50,002	172,592	(133,240)	547,521	54,858	(83,454)	608,279

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3 Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, securities held to maturity and financial instruments through OCI, short- and long-term borrowings and debt, derivatives and financial liabilities through profit or loss. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

	Change in interest rate	Effect on income

December 31, 2017	+200 bps	18,282
	-200 bps	(8,879)

December 31, 2016	+200 bps	24,603
	-200 bps	(11,382)

December 31, 2015	+200 bps	18,723
	-200 bps	(3,480)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of December 31, 2017 and 2016. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3 Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Investments securities	700	279	7,000	77,688	-	85,667
Equity investments	-	-	-	-	8,402	8,402
Loans at amortized cost	4,067,639	952,542	301,334	173,550	10,593	5,505,658
Total	4,068,339	952,821	308,334	251,238	18,995	5,599,727

Liabilities
Deposits	2,242,220	305,415	197,060	102,085	-	2,846,780
Short and long term borrowings and debt, net	1,585,145	2,538	85,232	482,814	55,838	2,211,567
Total	3,827,365	307,953	282,292	584,899	55,838	5,058,347
Total interest rate sensibility	240,974	644,868	26,042	(333,661)	(36,843)	541,380

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	125,000	-	-	-	-	125,000
Securities and other financial assets	9,025	3,000	-	72,094	18,200	102,319
Loans at amortized cost	4,350,913	1,445,290	140,609	83,919	-	6,020,731
Total	4,484,938	1,448,290	140,609	156,013	18,200	6,248,050

Liabilities
Deposits	2,179,399	173,288	275,631	47,520	-	2,675,838
Short and long term borrowings and debt, net	2,168,964	402,643	133,190	495,883	46,133	3,246,813
Total	4,348,363	575,931	408,821	543,403	46,133	5,922,651
Total interest rate sensibility	136,575	872,359	(268,212)	(387,390)	(27,933)	325,399

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

	December 31, 2017
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.31	1.20	112.66	2,985.78	19.67	-	-

Assets
Cash and cash equivalent	87	2	4	91	369	75	628
Equity investments	168	-	-	-	-	-	168
Loans at amortized cost	-	-	-	-	143,182	-	143,182
Total	255	2	4	91	143,551	75	143,978

Liabilities
Borrowings and deposit placements	-	-	-	-	143,661	-	143,661
Other liabilities	-	-	-	-		-	-
Total	-	-	-	-	143,661	-	143,661

Net currency position	255	2	4	91	(110)	75	317

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Swiss franc, Pound sterling, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in thousands of U.S. dollars, except when otherwise indicated)

27.	Risk management (continued)

27.3 Market risk (continued)

Currency risk (continued)

	December 31, 2016
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.25	1.06	116.68	3,002.00	20.6139	-	-

Assets
Cash and cash equivalent	4,014	6	6	55	2,339	74	6,494
Investments and other financial assets	-	-	-	-	-	-	-
Loans at amortized cost	-	-	-	-	295,580	-	295,580
Other assets	-	52,800	94,279	-	79,104	-	226,183
Total	4,014	52,806	94,285	55	377,023	74	528,257

Liabilities
Borrowings and deposit placements	-	-	94,279	-	280,557	-	374,836
Other liabilities	3,933	52,800	-	-	96,951	-	153,684
Total	3,933	52,800	94,279	-	377,508	-	528,520

Net currency position	81	6	6	55	(485)	74	(263)

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

	December 31, 2017	December 31, 2016
Tier 1 capital	1,048,304	1,054,719

Risk weighted assets	5,601,518	6,350,544
Tier 1 capital ratio	18.71%	16.61%

28.	Subsequent Events

Bladex announced a quarterly cash dividend of $15,180 which represents $0.385 US dollar cent per share corresponding to the 4th quarter of 2017. The cash dividend was approved by the Board of Directors at its meeting held on January 16, 2018 and it is payable on February 21, 2018 to the Bank’s stockholders as of February 2, 2018 record date. Additionally, during the first quarter of 2018, the Bank approved variable compensation for the amount of $5,500.

