Form 20-F
period 2018-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2019-04-30
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

6,342,189	Shares of Class A Common Stock
2,245,227	Shares of Class B Common Stock
30,951,135	Shares of Class E Common Stock
0	Shares of Class F Common Stock
39,538,551	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries described in Item 4.A “Information on the Company – History and Development of the Company.” References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Lationoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to “U.S. dollars” or “$” are to United States (“U.S.”) dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mrs. Ana Graciela de Méndez, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mrs. de Méndez at +507 210-8563. Written requests may also be sent via e-mail to Mrs. de Méndez at amendez@bladex.com or ir@bladex.com.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•	general economic, political and business conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate;
•	the growth of the Bank’s Credit Portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated profits and return on equity in future periods;
•	the Bank’s level of capitalization and debt;
•	the implied volatility of the Bank’s Treasury profits;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for losses on financial instruments and the measure of its expected credit loss model;

•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	government regulations and tax laws and changes therein;
•	increases in compulsory reserve and deposit requirements;
•	effectiveness of the Bank’s risk management policies;
•	failure in, or breach of, the Bank’s operational or security systems or infrastructure;
•	regulation of the Bank’s business and operations on a consolidated basis;
•	the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies, such as those imposed or implemented by the current administration in the United States of America (“United States” or “U.S.”), or as a result of the United Kingdom’s (“U.K.”) exit from the European Union (“Brexit”);
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2019 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following selected financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 has been derived from the Consolidated Financial Statements, and are included in this Annual Report beginning on page F-1, together with the reports of the independent registered public accounting firms KPMG LLP (“KPMG”) and Deloitte, Inc. (“Deloitte”). The Consolidated Financial Statements as of, and for the year ended December 31, 2018 were audited by the independent registered public accounting firm KPMG, and the Consolidated Financial Statements as of, and for the years ended, December 31, 2017, 2016, 2015, and 2014 were audited by the independent registered public accounting firm Deloitte. The information below is qualified in its entirety by reference to the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,
	2018	2017	2016	2015	2014
	(in $ thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$1,745,652	$672,048	$1,069,538	$1,299,966	$780,515
Securities and other financial assets, net	123,598	95,484	107,821	303,429	451,285
Loans	5,778,424	5,505,658	6,020,731	6,691,749	6,686,244
Allowance for loan losses	(100,785)	(81,294)	(105,988)	(89,974)	(77,687)
Total assets	7,609,185	6,267,747	7,180,783	8,286,216	8,022,408
Total deposits, less interest payable	2,970,822	2,928,844	2,802,852	2,795,469	2,506,694
Securities sold under repurchase agreement	39,767	0	0	114,084	300,519
Borrowings and debt, net	3,518,446	2,211,567	3,246,813	4,312,170	4,092,193
Total liabilities	6,615,595	5,224,935	6,169,469	7,314,285	7,111,369
Common stock	279,280	279,980	279,980	279,980	279,980
Total equity	$993,590	$1,042,812	$1,011,314	$971,931	$911,039

As of and for the Year Ended December 31,
2018	2017	2016	2015	2014
(in $ thousands, except per share data and ratios)
Consolidated Statement of profit or loss Data:
Total interest income	$258,490	$226,079	$245,898	$220,312	$212,898
Total interest expense	(148,747)	(106,264)	(90,689)	(74,833)	(71,562)
Net interest income	109,743	119,815	155,209	145,479	141,336

Fees and commissions, net	17,185	17,514	14,306	19,200	17,502
(Loss) gain on financial instruments, net	(1,009)	(739)	(2,919)	7,576	6,986
Other income, net	1,670	1,723	1,378	1,603	1,786
Total other income, net	17,846	18,498	12,765	28,379	26,274
Total revenues	127,589	138,313	167,974	173,858	167,610
Impairment loss on financial instruments	(57,515)	(9,439)	(35,115)	(18,090)	(11,631)
Impairment loss on non-financial assets	(10,018)	0	0	0	0
Total operating expenses	(48,918)	(46,875)	(45,814)	(51,784)	(53,613)
Profit for the year	11,138	$81,999	$87,045	$103,984	$102,366
Weighted average basic shares	39,543	39,311	39,085	38,925	38,693
Weighted average diluted shares	39,543	39,329	39,210	39,113	38,882
Basic shares period end	39,539	39,429	39,160	38,969	38,777
Per Common Share Data:
Basic earnings per share	0.28	2.09	2.23	2.67	2.65
Diluted earnings per share	0.28	2.08	2.22	2.66	2.63
Book value per share (period end) (1)	25.13	26.45	25.83	24.94	23.49
Regular cash dividends declared per share	1.54	1.54	1.54	1.155	1.435
Regular cash dividends paid per share	1.54	1.54	1.54	1.54	1.40
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	0.17%	1.27%	1.16%	1.32%	1.35%
Return on average total equity (3)	1.08%	8.02%	8.76%	10.95%	11.45%
Net interest margin (4)	1.71%	1.85%	2.08%	1.84%	1.88%
Net interest spread (4)	1.21%	1.48%	1.84%	1.68%	1.72%
Efficiency Ratio (5)	38.3%	33.9%	27.3%	29.8%	32.0%
Total operating expenses to average total assets	0.76%	0.72%	0.61%	0.66%	0.71%
Regular cash dividend payout ratio (6)	546.7%	73.8%	69.1%	57.6%	52.9%
Liquidity Ratios:
Liquid assets (7) / total assets	22.42%	9.87%	14.03%	15.29%	9.24%
Liquid assets (7) / total deposits	57.43%	21.13%	35.95%	45.33%	29.57%
Asset Quality Ratios:
Credit-impaired loans (8) to Loan Portfolio (9)	1.12%	1.07%	1.09%	0.78%	0.06%
Charged-off loans to Loan Portfolio	0.72%	0.60%	0.31%	0.09%	0.00%
Allowance for loan losses to Loan Portfolio	1.74%	1.48%	1.76%	1.34%	1.16%
Allowance for loan commitments and financial guarantee contracts losses to total loan commitments and financial guarantee contracts plus customers’ liabilities under acceptances	0.64%	1.39%	1.37%	1.17%	1.97%
Capital Ratios:
Total equity to total assets	13.06%	16.64%	14.08%	11.73%	11.36%
Average total equity to average total assets (10)	15.98%	15.80%	13.28%	12.02%	11.83%
Leverage ratio (11)	7.7	x	6.0	x	7.1	x	8.5	x	8.8	x
Tier 1 capital to risk-weighted assets (12)	18.1%	21.1%	17.9%	16.1%	15.5%
Risk-weighted assets (12)	$5,494,080	$4,931,046	$5,662,453	$6,103,767	$5,913,505

(1)	Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.
(2)	For the years 2018, 2017, 2016, 2015 and 2014, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2018, 2017, 2016, 2015 and 2014 is calculated on the basis of daily average balances.
(3)	For the years 2018, 2017, 2016, 2015 and 2014, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2018, 2017, 2016, 2015 and 2014 is calculated on the basis of daily average balances.
(4)	For the years 2018, 2017, 2016, 2015 and 2014, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2018, 2017, 2016, 2015 and 2014 is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(5)	Efficiency ratio is total operating expenses as a percentage of total revenues.
(6)	The Bank calculates regular cash dividend payout ratio as regular cash dividends paid per share during the relevant period.
(7)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits, as shown in the consolidated statements of cash flows. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements.
(8)	As of December 31, 2018, 2017, 2016, 2015 and 2014 the Bank had credit-impaired loans of $65 million, $59 million, $65 million, $52 million and $4 million, respectively. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(9)	Loan Portfolio refers to loans, gross of the allowance for loan losses, interest receivable and unearned interest and deferred fees.
(10)	For the years 2018, 2017, 2016, 2015 and 2014, average total assets and average total equity are calculated on the basis of daily average balances.
(11)	Leverage ratio is the ratio of total assets to total equity.
(12)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

B.	Capitalization and Indebtedness

Not required in this Annual Report.

C.	Reasons for the Offer and Use of Proceeds

Not required in this Annual Report.

D.	Risk Factors

The Bank’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by, various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause the Bank’s actual results to vary materially from recent results or anticipated future results. Investors should consider, among other things, all of the information set out in this Annual Report and particularly the risk factors with respect to Bladex and the Region. In general, investing in financial instruments of issuers in emerging market countries such as Panama involves a higher degree of risk than investing in financial instruments of U.S. and European issuers. Additional risks and uncertainties not presently known to the Bank or that its management currently deems immaterial may also impair the Bank’s business operations.

Risks Relating to the Bank’s Business

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk. Liquidity risk is the risk that the Bank will be unable to maintain adequate cash flow to repay its deposits and borrowings and fund its Credit Portfolio on a timely basis. The Bank’s capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, changes in credit ratings, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of the Bank, among others. Failure to adequately manage its liquidity risk could produce a shortage of available funds, which may cause the Bank to be unable to repay its obligations as they become due.

Short-term borrowings and debt from international private banks that compete with the Bank in its lending activity, represent one of the main sources of funding at 25% of the Bank’s total funding as of December 31, 2018. If these international banks cease to provide funding to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Turmoil in the international financial markets could negatively impact liquidity in such financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The occurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition.

As of December 31, 2018, 71% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 13% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, 8% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, and 8% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse affect on the Bank’s liquidity, results of operations and financial condition.

Lastly, Panama is a U.S. dollar-based economy. Panama does not have a central bank, and there is no lender of last resort to local financial institutions in the Panamanian banking sector in the event of financial difficulties or system-wide liquidity disruptions, which could adversely affect the banking system in the country.

Any of the above factors, either individually or in the aggregate, could adversely affect the Bank’s liquidity, financial condition, results of operations and cash flows.

The Bank’s allowance for losses on financial instruments could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.

The Bank determines the appropriate level of allowances for losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s commercial portfolio (the “Commercial Portfolio”) includes: (i) gross loans excluding interest receivable, allowance for loan losses, unearned interest and deferred fees (the “Loan Portfolio”), (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s allowances for losses could be inadequate to cover losses in its Commercial Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at fair value through other comprehensive income (“FVOCI”), short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

Furthermore, the Bank cannot predict the amount of realized or unrealized gains or losses on its financial instruments for any future period. Gains or losses on the Bank’s investment portfolio may not contribute to its net revenue in the future or may cease to contribute to its net revenue at levels consistent with more recent periods. The Bank may not successfully realize the appreciation or depreciation now existing in its consolidated investment portfolio or in any assets of such portfolio.

The Bank faces interest rate risk that may be caused by the mismatch in maturities of interest-earning assets and interest-bearing liabilities.  If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

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

The Bank’s Commercial Portfolio may decrease or may not grow as expected. Additionally, growth in the Bank’s Commercial Portfolio or other factors, including those beyond the Bank’s control, may expose the Bank to increases in its allowance for expected credit losses.

The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods. A reversal or slowdown in the growth rate of the Region’s economy and trade volumes could adversely affect the Bank’s Commercial Portfolio, and as a result adversely affect the Bank’s results of operations. On the other hand, the future expansion of Bladex’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses. For example, for the year ended December 31, 2018, the Bank increased its allowances for expected credit losses on credit-impaired loans in large part as a result of a significant deterioration in sugar industry fundamentals throughout the Region, including the deterioration of one specific credit in the Brazilian sugar industry. These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect its results of operations.

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

Over time, there has been substantial consolidation among companies in the financial services industry. Merger activity in the financial services industry has produced companies that are capable of offering a wide array of financial products and services at competitive prices. In addition, whenever economic conditions and risk perception improve in the Region, competition from commercial banks, the securities markets and other new market entrants generally increases.

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

The Bank also faces competition from local financial institutions which increasingly have access to as good or better resources than the Bank. Local financial institutions are also clients of the Bank and there is complexity in managing the balance when a local financial institution is both a client and competitor. Additionally, many local financial institutions are able to gain direct access to the capital markets and low cost funding sources, threatening the Bank’s historical role as a provider of U.S. dollar funding.

As a result of the foregoing, increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect its results of operations.

The Bank’s businesses rely heavily on data collection, management and processing, and information systems, several of which are provided by third parties. Operational failures or security breaches with respect to any of the foregoing could adversely affect the Bank, including the effectiveness of its risk management and internal control systems. Additionally, the Bank may experience cyberattacks or system defects and failures (including failures to update systems), viruses, worms, and other malicious software from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Bank’s systems.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing and information systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, risk management and internal control systems, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain effective data collection, management and processing and information systems, it may be materially and adversely affected.

The Bank also relies on third party technology suppliers for many of its core operating systems that are crucial to its business activities. Any issues associated with those suppliers may have a significant impact on the Bank’s capacity to process transactions and conduct its business. Additionally, these suppliers have access to the Bank’s core systems and databases, exposing the Bank to vulnerability from its technology providers. Any security problems and security vulnerabilities of such third parties may have a material adverse effect on the Bank.

The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. While the Bank has implemented policies and procedures designed to manage information security, the Bank may experience cyberattacks or operational problems with its information systems as a result of system defects and failures (including failures to update systems), viruses, worms, and other malicious software from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Bank’s systems.

Furthermore, the Bank manages and stores certain proprietary information and sensitive or confidential data relating to its clients and to its operations. The Bank may be subject to breaches of the information technology systems it uses for these purposes. Additionally, the Bank operates in many geographic locations and is exposed to events outside its control. Despite the contingency plans the Bank has in place, its ability to conduct business in any of its locations may be adversely impacted by a disruption to the infrastructure that supports its business.

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

Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition, reputation, results of operations and cash flows.

Operating failures, including those that result from human error or fraud, not only may increase the Bank’s costs and cause losses, but may also give rise to conflicts with its clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs, all of which may have a material adverse impact on the Bank’s business, financial condition, reputation, results of operations and cash flows. Ethical misconduct or breaches of applicable laws by the Bank’s businesses or its employees could also be damaging to the Bank’s reputation, and could result in litigation, regulatory action or penalties. Operational risk also includes: (i) legal risk associated with inadequacy or deficiency in contracts signed by the Bank; (ii) penalties due to noncompliance with laws, such as anti-money laundering (“AML”) and embargo regulations; and (iii) punitive damages to third parties arising from the activities undertaken by the Bank. Also, the Bank has additional services for the proper functioning of its business and technology infrastructure, such as networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of the Bank’s business as well as its clients. Operational problems or errors such as these may have a material adverse impact on the Bank’s business, financial condition, reputation, results of operations and cash flows.

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

The Banks hedging strategy may not be able to prevent losses.

The Bank uses diverse instruments and strategies to hedge its exposures to a number of risks associated with its business, but the Bank may incur losses if such hedges are not effective. The Bank may not be able to hedge its positions, or do so only partially, or its hedges may not have the desired effectiveness to mitigate the Bank’s exposure to the diverse risks and market in which it is involved.

Any failure to remain in compliance with applicable banking laws or other applicable regulations in the jurisdictions in which the Bank operates could harm its reputation and/or cause it to become subject to fines, sanctions or legal enforcement, which could have a material adverse effect on the Bank’s business, financial condition and results of operations.

Bladex has adopted various policies and procedures to ensure compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, the participation of multiple parties in any given transaction can increase complexity and require additional time for due diligence. Also, because trade finance can be more reliant on document-based information than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While the Bank remains alert to potentially high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates could impose additional compliance burdens on the Bank.

The Bank may not be able to detect or prevent money laundering and other financial crimes fully or on a timely basis, which could expose the Bank to additional liability and could have a material adverse effect on the Bank.

The Bank is required to comply with applicable AML, anti-terrorism, anti-bribery and corruption sanctions, laws and regulations. The Bank has developed policies and procedures aimed at detecting and preventing the use of its banking network for money laundering and other financial crime related activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptive responses from the Bank so that it is able to deter threats and criminality effectively. If the Bank is unable to fully comply with applicable laws, regulations and expectations, regulators and relevant law enforcement agencies may impose significant fines and other penalties on the Bank, including a complete review of its business systems, day-to-day supervision by external consultants and ultimately the revocation of the Bank’s banking license.

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

Expansion and/or enforcement of U.S. economic or financial sanctions, requirements or trade embargoes could have a material adverse effect on the Bank.

The Bank requires all subsidiaries, branches, agencies and offices to comply in all material respects with applicable Sanctions (as defined below). The Bank continues to monitor activities relating to those jurisdictions which are subject to Sanctions and periodically updates its global Sanctions policy to promote compliance with the various requirements resulting from these changes in Sanctions.

During 2018 and in recent years, the U.S. has issued new legislation expanding Sanctions on Nicaragua, North Korea, Russia and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, OFAC has designated some notable groups or financial institutions on the Specially Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank is either located or in which it does business.

For example, since 2015 and through 2019, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List, U.S. persons may not make to such listed persons, or receive from such listed persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.

Beginning in 2018, the U.S. also expanded Sanctions in respect of the Government of Nicaragua and certain Nicaraguan nationals. Like the Venezuela-related Sanctions, these recent Sanctions have also resulted in the designation of certain financial institutions, as SDNs, including Banco Corporativo S.A., a subsidiary to the Venezuelan government-funded Alba de Nicaragua, S.A.

While the Bank does not consider that its business activities with counterparties with whom transactions are restricted or prohibited under U.S. Sanctions are material to its business, these aforementioned recent developments and any future expansion of Sanctions could have a material adverse impact on the Bank due to, among other things, the following:

•	Bladex may be owned, directly or indirectly, by, or have shareholders which are, central banks, multilateral development banks or other persons which may be the current or future target of Sanctions; and
•	Bladex may maintain counterparties that are organized in, located in or otherwise do business in jurisdictions which may or whose government may be the target of Sanctions.

Changes in applicable law and regulation may have a material adverse effect on the Bank.

The Bank is subject to extensive laws and regulations regarding the Bank’s organization, operations, lending and funding activities, capitalization and other matters. The Bank has no control over applicable law and government regulations, which govern all aspects of its operations, including but not limited to regulations that impose:

•	Minimum capital requirements;
•	Reserve and compulsory deposit requirements;
•	Funding restrictions;
•	Lending limits, earmarked lending and other credit restrictions;
•	Limits on investments in fixed assets;
•	Corporate governance, financial reporting and employee compensation requirements;
•	Accounting and statistical requirements;
•	Competition policy; and
•	Other requirements or limitations.

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

In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 Basel III capital ratio to be 18.1% as of December 31, 2018. In addition, as of December 31, 2018, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 17.1%.

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

The Bank is required under the Sarbanes-Oxley Act of 2002 to furnish a report by the Bank’s management on the effectiveness of its internal control over financial reporting and to include a report by its independent auditors attesting to such effectiveness. Any failure by the Bank to maintain effective internal control over financial reporting could adversely affect its ability to report accurately its financial condition or results of operations. If the Bank is unable to conclude that its internal control over financial reporting is effective, or if its independent auditors determine that Bladex has a material weakness or significant deficiency in its internal control over financial reporting, the Bank could lose investor confidence in the accuracy and completeness of its financial reports, the market prices of its shares could decline, and could be subject to sanctions or investigations by the Securities and Exchange Commission (“SEC”) or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict the Bank’s future access to the capital markets.

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

Regulation and reform of LIBOR, EURIBOR or other benchmarks could adversely affect financial instruments linked to such benchmarks.

LIBOR, EURIBOR and other rates and indices deemed to be benchmarks are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, while others have yet to be implemented. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on any financial instrument linked to such a benchmark, including, among others, loans and other financial instruments in the Bank’s portfolio.

Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published in the Official Journal of the European Union on June 29, 2016 and went into effect on from January 1, 2018 (with the exception of provisions specified in Article 59 (mainly on critical benchmarks) that have applied since June 30, 2016). The Benchmark Regulation could have a material impact on any financial instrument linked to LIBOR, EURIBOR or another benchmark rate or index, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the terms of the Benchmark Regulation, and such changes could, among other things, have the effect of reducing or increasing the rate or level, or affecting the volatility of the published rate or level, of the benchmark. In addition, the Benchmark Regulation stipulates that each administrator of a benchmark regulated thereunder must be licensed by the competent authority of the Member State where such administrator is located. There is a risk that administrators of certain benchmarks will fail to obtain a necessary license, preventing them from continuing to provide such benchmarks. Other administrators may cease to administer certain benchmarks because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith. There is also a risk that certain benchmarks may continue to be administered but may, in time, become obsolete.

As an example of such reforms, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. The potential elimination of the LIBOR benchmark or any other benchmark, or changes in the manner of administration of any benchmark, could require or result in an adjustment to the interest provisions of loans and other financial instruments, or result in other consequences, in respect of any financial instrument linked to such benchmark, including, but not limited to, financial instruments whose interest rates are linked to LIBOR or any other such benchmark which is subject to reform. Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to such benchmark may adversely affect such benchmark during the term of the financial instruments, the return on the financial instruments and the trading market for securities based on such benchmark.

Any such consequences could have a material adverse effect on the value of and return on any such financial instrument, including, but not limited to, financial instruments in the Bank’s Commercial Portfolio. Moreover, any of the above matters or any other significant change to the setting or existence of any relevant reference rate could affect the ability of the Bank to meet its obligations under financial instruments issued on a floating rate basis or could have a material adverse effect on the market price and/or liquidity of, and the amount payable under, any such financial instruments. Such consequences would have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The loss of senior management, or the Bank’s ability to attract and maintain key personnel, could have a material adverse effect on it.

The Bank’s ability to maintain its competitive position and implement its strategy depends on its senior management. The loss of some of the members of the Bank’s senior management, or the Bank’s inability to maintain and attract additional personnel, could have a material adverse effect on its operations and ability to implement its strategy. The Bank’s performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of Bladex, which is focused on client satisfaction and sustainable performance. The Bank’s ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to its performance and ability to thrive throughout the Region. Concurrently, the Bank faces the challenge of providing a new experience to employees, so that the Bank is able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models.

The Bank’s performance could be adversely affected if it were unable to attract, retain and motivate key talent. As the Bank is highly dependent on the technical skills of its personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of the Bank’s workforce could make it difficult to compete, grow and manage the business. A loss of such expertise could have a material adverse effect on the Bank’s financial performance, future prospects and competitive position.

Risks Relating to the Region

The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs or other restrictions on foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

The Bank’s mission is focused on supporting trade and regional integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the U.S. or in the Region, or in policies governing infrastructure, trade and foreign investment in the U.S., or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the Trump administration in the U.S. has increasingly threatened to impose tariffs on a variety of imports from countries throughout the world, including the Region, and has recently imposed certain tariffs on steel and aluminum. China has recently announced retaliatory tariffs against certain American products. Furthermore, the Trump administration has expressed significant doubts regarding existing trade agreements, including the North American Free Trade Agreement (“NAFTA”), and issued an executive order announcing the United States’ withdrawal from the Trans-Pacific Partnership (“TPP”). The Trump administration has undertaken to replace NAFTA with the United States – Mexico – Canada Agreement (“USMCA”), which was signed by each country on November 30, 2018, and if approved by the legislatures in each country, will replace NAFTA. There can be no assurance that the U.S. or China, or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model. Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

Global markets and currencies were also adversely impacted after the U.K.’s referendum on the exit from the European Union (the “E.U.”), commonly referred to as “Brexit”, was passed into law, and on June 19, 2017 negotiations commenced to determine the future terms of the U.K.’s relationship with the E.U. After several months of negotiations, a framework agreement was reached by the U.K. and E.U. governments which would, if passed, govern the implementation of Brexit. However, the U.K. Parliament rejected this framework in three separate votes, and as a result there continues to be substantial uncertainty regarding the terms on which Brexit will be implemented, or whether Brexit will occur without an agreement. Additionally, European leaders recently approved an extension until October 31, 2019 on the U.K.’s scheduled withdrawal. Once withdrawal actually occurs, it is expected to be followed by a transition period during which businesses and others prepare for the new post-Brexit rules to take effect on January 1, 2021. The ongoing lack of certainty surrounding the terms on which Brexit will be implemented, as well as the extended delay in agreeing any such terms, has led to substantial uncertainty in international markets. As a result, global markets and currencies have been adversely impacted, including sharp fluctuations in the value of the British pound as compared to the U.S. dollar. Any market disruptions, including, among others, disruptions in financial markets or international trade, as a result of Brexit or otherwise, could have an adverse effect on the Bank’s business, financial conditions and results of operations.

The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic developments in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Global economic changes, including fluctuations in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region, including Panama, and other countries in which the Bank operates. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

Banks, including Bladex, that operate in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings of a particular country or an intervention by a government or monetary authority in any such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect the Bank.

The Bank also faces borrower concentration, with its credit activities being in a number of countries. The Bank’s credit portfolio (the “Credit Portfolio”) consists of the Commercial Portfolio and the “Investment Portfolio.” The “Investment Portfolio” consists of securities at FVOCI and investment securities at amortized cost. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2018, 63% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,211 million, or 19%), Mexico ($917 million, or 14%), Colombia ($706 million, or 11%), Argentina ($611 million, or 10%), and Panama ($555 million, or 9%).

In addition, as of December 31, 2018, of the Bank’s total Credit Portfolio balances, 10% were to five borrowers in Brazil, 8% were to five borrowers in Mexico, 6% were to five borrowers in Argentina, and 4% were to five borrowers in each of Colombia and Panama. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation, monetary tightening, higher interest rates and rising inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

The Bank makes mostly U.S. dollar-denominated loans and investments.  As a result, the Bank faces the risk that local foreign exchange controls may restrict the ability of the Bank’s borrowers to acquire dollars to repay loans on a timely basis, even if they are exporters, and/or that significant currency devaluation might occur, which could increase the cost, in local currency terms, to the Bank’s borrowers of acquiring dollars to repay loans. Additionally, several Latin American currencies have devalued sharply against the U.S. dollar, on concerns about the U.S. trade policy agenda, coupled with a trend of rate increases by the U.S. Federal Reserve Board. Asset risks may rise for banks that lend to exporters or high value-added manufacturers, particularly in the automotive supplier and technology sectors in the Region. U.S. monetary tightening and rising inflation could prompt central banks to tighten monetary policy in Latin American countries, with higher rates potentially leading to weaker asset quality. Rising rates may reduce borrower repayment capacity, leading to an increase in credit-impaired loan ratios as loan growth decelerates. Any of these factors could harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations, which could adversely affect the Bank’s business and results of operations.

A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the agribusiness sector in the Region. Lending in the agribusiness sector presents unique risks, including among others climactic risks and risks related to commodities pricing.

As of December 31, 2018, 7.7% of the Bank’s Loan Portfolio was comprised of agribusiness loans. As of December 31, 2018, the Bank had $447 million in agribusiness loans. Repayment of agribusiness loans depends substantially, in most cases, on the production and exporting of sugar and marketing the harvested of other commodities. Collateral securing these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s agricultural borrowers’ ability to repay their loans, including adverse weather conditions, water issues, commodity price volatility (i.e. sugar prices), diseases, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. For example, for the year ended December 31, 2018, the Bank increased its allowances for expected credit losses on credit-impaired loans in large part as a result of a significant deterioration in sugar industry fundamentals, particularly the deterioration of one specific credit in the Brazilian sugar industry. These factors, as well as recent volatility in certain commodity prices, including sugar prices, could adversely impact the ability of those to whom the Bank has made agribusiness loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.

A downgrade in the Bank’s credit ratings may adversely affect its funding costs, access to capital, access to loan and debt capital markets, liquidity and, as a result, its business and results of operations. Increased risk perception in countries in the Region where the Bank has large credit exposures could have an adverse impact on the Bank’s credit ratings.

Credit ratings represent the opinions of independent rating agencies regarding the Bank’s ability to repay its indebtedness, and affect the cost and other terms upon which it is able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect the Bank’s financial strength, such as liquidity, capitalization, asset quality and profitability. Credit ratings are essential to the Bank’s capability to raise capital and funding through the issuance of debt, loan transactions, as well as to the cost of such financing.

Among other factors, increased risk perception in any country where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  Such perception of increased risk could result from events which are beyond the Bank’s control, such as economic or political crises or the macroeconomic deterioration of certain key economic sectors, among other factors. A credit rating downgrade would likely increase the Bank’s funding costs, and may create liquidity risk, reduce its deposit base and access to the lending and debt capital markets, trigger additional collateral or funding requirements or decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank.  As a result, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be affected adversely, which could have a negative effect on its business and results of operations.

Item 4.	Information on the Company

A.	History and Development of the Company

The Bank, a corporation (sociedad anónima) organized under the laws of Panama and headquartered in Panama City, Panama, is a specialized multinational bank originally established by central banks of Latin American and Caribbean countries to promote foreign trade and economic integration in the Region. The legal name of the Bank is Banco Latinoamericano de Comercio Exterior, S.A. Translated into English, the Bank is also known as Foreign Trade Bank of Latin America, Inc. The commercial name of the Bank is Bladex.

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

The New York Agency, which began operations on March 27, 1989, is located at 10 Bank Street, Suite 1220, White Plains, NY 10606, and its telephone number is +1 (914) 328-6640. The New York Agency is principally engaged in financing transactions related to international trade, mainly the confirmation and financing of letters of credit for customers in the Region. The New York Agency may also book transactions through an International Banking Facility (“IBF”).

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

-	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware on May 30, 2000. Bladex Holdings maintains ownership in Bladex Representação Ltda.

-	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda. and Bladex Holdings owned the remaining 1%. Bladex Investimentos Ltda. had invested substantially all of its assets in an investment fund, Alpha4X Latam Fundo de Investimento Multimercado, incorporated in Brazil (the “Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil, (Comissão de Valores Mobiliários (the “CVM”)). The objective of the Brazilian Fund was to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Investimentos Ltda. merged with Bladex Representação Ltda. in April 2016, with Bladex Representação Ltda. as the surviving entity.

-	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other financial products, such as loans and factoring.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Information is also available on the Bank’s website at: http://www.bladex.com

B.	Business Overview

Overview

The Bank’s mission is to provide financial solutions of excellence to financial institutions, companies and investors doing business in Latin America, supporting trade and regional integration across the Region.

As a multinational bank operating in 23 countries with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over forty years of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in many jurisdictions, being recognized by its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and it has developed over the years a reputation for excellence when responding to its clients’ needs, in addition to having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of being recognized as a leading institution in supporting trade and regional integration across Latin America.

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

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments, letter of credit contingencies such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. The majority of the Bank’s short-term loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing) and financial leasing.

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents and financial instruments related to the Bank’s investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources and which consist mainly of deposits, short- and long-term borrowings and debt.

Historically, trade finance has been afforded favorable treatment in the context of debt restructurings of Latin American borrowers. This has been, in part, due to the perceived importance that governments and other borrowers in the Region have attributed to maintaining access to trade finance. The Bank believes that, in the past, the combination of its focus on trade finance and the composition of its Class A shareholders has been instrumental in obtaining certain exceptions regarding U.S. dollar convertibility and transfer limitations imposed on the servicing of external obligations, or preferred creditor status. Although the Bank maintains both its focus on trade finance and its Class A shareholders’ participations, it cannot guarantee that such exceptions will be granted in future debt restructurings.

As of December 31, 2018, the Bank had 51 employees, or 31% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.

Developments During 2018

The global economy continues to grow in an uncertain environment, characterized by increasing volatility. The International Monetary Fund (“IMF”) in its April 2019 report calculated world GDP growth to be 3.6% for the year 2018. This global growth was sustained, mainly, by the growth in the U.S. and stability in both the European and Chinese economies, although growth in both Europe and China has slowed when compared to previous years. As a general matter, while the global economy has continued to grow, growth has been more moderate and focused on certain key economies than has been the case in recent years. Growth in the Region stalled at 1.0% in 2018, which was substantially weaker than previously projected. The disappointing growth outcome reflected softening global trade growth and tighter external financing conditions.

2018 was characterized by increased conflict in international trade and increases in tariffs by several countries on a range of products. For example, the Trump administration in the U.S. has increased tariffs on a variety of imports from countries throughout the world, including the Region, and continues to threaten additional new, and increases in existing, tariffs. For example, in 2018 the U.S. imposed certain increased tariffs on steel and aluminum. China has also announced retaliatory tariffs against certain U.S. products. Furthermore, the Trump administration has undertaken to replace NAFTA with the USMCA.

Notwithstanding increasing levels of protectionism, world trade of goods and services showed a positive performance in 2018, growing by 3.8%, according to the IMF. Latin American trade flows increased by 9.3% in 2018, primarily due to higher prices for commodities, such as metals and oil, and a higher volume of exports resulting from dynamic external demand. Although commodity prices have recovered, they are still below the peak price levels reached during 2011 and 2012. These price increases have bolstered the recovery for certain exporters of key commodities products in the Region, with sugar, which continues to trade at minimal prices in the international market, remaining a notable exception.

The Federal Reserve Bank continued to make progress in normalizing monetary policy which tightened monetary conditions, adding pressure on emerging economies in 2018, especially in Latin America. Nearly all economies in the Region with floating exchange rates have experienced nominal depreciation against the U.S. dollar, particularly Argentina, Brazil, Chile, Mexico, and Uruguay. In most of these economies, especially Argentina, depreciation is contributing to a rise in inflation. Central banks in several countries have intervened in foreign exchange markets using derivative instruments to reduce currency volatility (e.g., Brazil and Uruguay) or to build reserves (e.g., Colombia). In addition, monetary policy experienced tightening in some economies to contain inflationary pressures stemming partly from currency depreciation, which further dampened growth (e.g. Argentina).

The Region is comprised of diverse economies, each of which exhibited its own trends in 2018. Developments in Argentina, Brazil, and Venezuela hindered regional growth, despite better performance in several mid-size economies (e.g., Chile, Colombia and Peru). For example, the volatility in the international markets significantly affected Argentina, mainly due to its external vulnerability related to a loan agreement with the IMF which included certain restrictions on the country’s fiscal measures and economic policies. In Brazil, while pressure on Brazilian markets lifted to a significant extent in 2018, uncertainty continues, as the markets continue to await key fiscal adjustments and pension fund reforms. On the other hand, the markets in Mexico did respond positively to the new proposed USMCA. Growth moderated in Central America, reflecting a variety of factors, affected by weak confidence in Costa Rica and Panama, political uncertainty in Guatemala, and social unrest in Nicaragua.

In addition, the year 2018 was important in the political calendar of the Region, with presidential elections taking place in Brazil, Mexico, Colombia and Costa Rica, which comprise a significant portion of Regional GDP (67% of GDP of the Region). Although these elections are an important part of the democratic process in the Region, they were also the cause of economic and political uncertainty. In this context, rising populism posed risks for the implementation of much-needed reforms in several countries in the Region, most notably in Brazil, Mexico and Costa Rica.

Within this economic context, the Bank’s annual profit was $11.1 million in 2018, compared to $82.0 million in 2017, mainly as a result of (i) a $57.5 million impairment loss on financial instruments related to the significant deterioration of credit-impaired loans; (ii) a $10.0 million impairment loss on non-financial assets, due to an assessment of these items, which concluded that they had to be written off; and (iii) a $10.7 million decrease in annual revenues, mainly resulting from an 8% reduction in net interest income, as net interest margin decreased 14 basis points and net interest spread decreased 27 basis points from 2017 levels to 1.71% and 1.21%, respectively. The decrease in financial margins relates to narrower net lending spreads as a result of the origination of higher quality loans in 2018, as the Bank increased its lending share to financial institutions, sovereign and state-owned entities, and top quality corporations – most of which are exporters with U.S. dollar generation capacity. Lower lending spreads were partly offset by the net positive effect of an increasing interest rate environment on the repricing of the Bank’s assets and liabilities.

The Bank’s 2018 results represent a return on average equity (“ROAE”) of 1.1% and a return on average assets (“ROAA”) of 0.2%, which were significantly below 2017 levels of 8.0% and 1.3%, respectively. However, in management’s opinion, the credit impairment losses recorded by the Bank in 2018 allowed the Bank to reflect in its results the impact of the negative credit cycle that has affected the Region over the past few years, and left the Bank with a strengthened balance sheet and solid levels of solvency and liquidity, positioning the Bank to grow its business in a profitable and reliable manner. Reflecting this position, the Bank ended 2018 with a strong 18% Tier I Basel III capital ratio and a liquidity position of 22% of total assets.

Strategies for 2019 and Subsequent Years

Streamline the Bank’s operating model for greater efficiency

The Bank aims to improve efficiency and productivity throughout its organization, with investments having already been made in technology and more efficient processes. The Bank is focusing on a number of specific areas, including implementing a more centralized management model in which the head office provides risk management and administrative support to the Bank’s representative offices, and with representative offices concentrating primarily on origination and client relationship management. The Bank expects that this plan will reduce costs, contribute to its goal of operational excellence and provide greater flexibility to respond to the demands of its clients.

Further grow the Bank’s business in politically and economically stable, high-growth markets

The Bank’s expertise in risk and capital management and extensive knowledge of the Region allows it to identify and strategically focus on stable and growth-oriented markets, including investment-grade countries in the Region. Bladex maintains strategically located representative offices in order to provide focused products and services in markets that the Bank considers key to its continued growth.

Targeted growth in expanding and diversifying the Bank’s country and industry exposure

The Bank’s strategy is to participate in activities associated with trade and the trade supply chain, as well as integration across Latin American, targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations, sovereigns and state-owned entities. The Bank seeks to achieve this through participation in bilateral and co-financed transactions and by strengthening the short- and medium-term trade services that it provides. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise, product knowledge, quality of service, agile decision-making process and client approach, and by strategically targeting industries and participants in the value chain of international trade by country within the Region. The Bank targets clients that operate in most of the main exporting sectors related to commodities (agribusiness, oil & gas, metals, and petrochemicals, among others) and services (transportation and utilities, among others).

The Bank plans to focus its future efforts on growing its business with a larger number of clients along the trade value chain, which management believes will reinforce the Bank’s business model, enhance origination capacity and all the Bank to deploy capital most effectively. The Bank also intends to diversify its credit risk profile, in order to continue to mitigate the impact of potential losses, should they occur.

Increase the range of products and services offered to clients

As a result of the Bank’s relationships throughout the Region, management believes it is well positioned to strategically identify key products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services, such as vendor finance, letters of credit, leasing, debt intermediation in primary and secondary markets, and syndications, including export insurance programs, that complement the Bank’s expertise in foreign trade finance and risk management.

Lending Policies

The Bank extends credit directly to financial institutions and corporations within the Region. The Bank finances import and export transactions for all types of goods and products, with the exception of certain restricted items such as weapons, ammunition, military equipment and hallucinogenic drugs or narcotics not utilized for medical purposes. Imports and exports financed by the Bank are destined for buyers and sellers in countries both inside and outside the Region. The Bank analyzes credit requests from eligible borrowers by applying its credit risk criteria, including economic and market conditions. The Bank maintains a consistent lending policy and applies the same credit criteria to all types of potential borrowers in evaluating creditworthiness.

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

The amount of capital allocated to a transaction is based on customer type (sovereign, state-owned or private corporations, or financial institutions), the type of transaction (trade or non-trade), and the average remaining term of the transaction (from one to 180 days, 181 days to a year, between one and three years, or longer than three years). Capital utilizations by the business units cannot exceed the Bank’s reported total equity.

Borrower Lending Limits

The Bank generally establishes lines of credit for each borrower according to the results of its risk analysis and potential business prospects; however, the Bank is not obligated to lend under these lines of credit. Once a line of credit has been established, credit generally is extended after receipt of an application from the borrower for financing. Loan pricing is determined in accordance with prevailing market conditions and the borrower’s creditworthiness.

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2018, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $248 million, and for financial institutions and financial groups amounted to $298 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2018, the Bank was in compliance with regulatory legal lending limits.

Credit Portfolio

The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Portfolio. The Bank’s Commercial Portfolio includes: (i) gross loans excluding interest receivable, allowance for loan losses, unearned interest and deferred fees (the “Loan Portfolio”), (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Portfolio consists of securities at FVOCI and investment securities at amortized cost.

As of December 31, 2018, the Credit Portfolio amounted to $6,397 million compared to $6,085 million as of December 31, 2017 and $6,552 million as of December 31, 2016. The $312 million, or 5%, increase during 2018 was largely attributable to the Bank’s Commercial Portfolio, which increased by $291 million, or 5%, due to improved conditions for credit demand in the Region and an increase in the Bank’s client base of financial institutions. Compared to December 31, 2016, the Bank’s Credit Portfolio as of December 31, 2018, represented a $155 million, or 2%, decrease that reflected the implementation of the Bank’s efforts to improve its portfolio credit risk profile.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $6,290 million as of December 31, 2018, compared to $5,999 million as of December 31, 2017, and $6,444 million as of December 31, 2016. The $291 million, or 5%, increase during 2018 reflects the aforementioned improved conditions to longer tenor transactions and an increase in the Bank’s client base of financial institutions, compared to the negative credit cycle experienced in the Region in previous periods, as evidenced by the $154 million, or 2%, balance reduction in the Commercial Portfolio from December 31, 2016 to December 31, 2018.

As of December 31, 2018, 74% of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 81% as of December 31, 2017 and 77% as of December 31, 2016, which reflects higher mid-term lending origination throughout 2018. As of those same dates, trade-related finance transactions represented 45%, 60% and 66%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 59%, 74% and 85%, respectively, of the Bank’s short-term Commercial Portfolio, as the Bank increased its exposure to financial institutions.

As of December 31, 2018, the Commercial Portfolio’s exposure remained diversified across regions and industry sectors, with 52% of the total Commercial Portfolio representing the Bank’s traditional client base of financial institutions and 48% of the total Commercial Portfolio represented by corporations, of which 37% and 54% of such percentages were trade-related financing, respectively. As of December 31, 2018, 19% of the total Commercial Portfolio was placed in Brazil, representing the Bank’s largest country exposure, which management believes is commensurate with the size and prospects of Brazil’s economy and its relevance in international trade flows.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in $ millions, except percentages)
Loans	$5,778	91.9	$5,506	91.8	$6,021	93.4	$6,692	93.5	$6,686	93.0
Loan commitments and financial guarantee contracts	502	8.0	487	8.1	403	6.3	447	6.3	386	5.4
Customers’ liabilities under acceptances	10	0.1	6	0.1	20	0.3	16	0.2	115	1.6
Total	$6,290	100.0	$5,999	100.0	$6,444	100.0	$7,155	100.0	$7,187	100.0

Loan Portfolio

As of December 31, 2018, the Bank’s Loan Portfolio totaled to $5,778 million, compared to $5,506 million as of December 31, 2017 and $6,021 million as of December 31, 2016. The $272 million, or 5%, Loan Portfolio increase during 2018 was mainly attributable to higher mid-term lending origination throughout 2018 as the Bank was able to deploy longer tenor transactions with our traditional client base of top quality financial institutions, exporting corporations and “multilatinas”, and continued to perform well on its short-term origination capacity. The $243 million, or 4%, decrease compared to December 31, 2016, was primarily related to the Bank’s decision in previous years to improve its Loan Portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients. As of December 31, 2018, the Loan Portfolio had an average remaining maturity term of 323 days, and 73% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 282 days, or 80% maturing within one year as of December 31, 2017, and 279 days, or 76% maturing within one year as of December 31, 2016.

As of December 31, 2018, the Bank’s credit-impaired loans totaled $65 million (or 1.12% of the Loan Portfolio), compared to $59 million (or 1.07% of the Loan Portfolio) as of December 31, 2017 and $65 million (or 1.09% of the Loan Portfolio) as of December 31, 2016. Credit-impaired loans increased in 2018 mainly due to the net effect of (i) the classification of loans totaling $65 million as credit-impaired, $62 million of which corresponded to a loan in the Brazilian sugar sector that significantly deteriorated during 2018 due to worsening international sugar industry fundamentals which led to a substantial decrease in sugar prices to levels well below the worldwide marginal cost of production, combined with the risk involved in the borrower’s complex restructuring process; and (ii) finalized credit restructuring agreements and the sale of loans classified as credit-impaired, which led to loan derecognitions totaling $21 million and principal balance write-offs totaling $38 million. Including principal and accrued interest, total loan write-offs against individually allocated credit allowances amounted to $42 million in 2018. As of December 31, 2018, the $62 million credit-impaired loan in the Brazilian sugar sector discussed above accounted for 96% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9) with individually assigned allowance for credit losses. The remainder of the Loan Portfolio performed well during 2018, evidenced by the 10% increase in loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination. Moreover, loans classified as Stage 2 under IFRS 9, which represent loans with exposures whose credit conditions have deteriorated since origination, decreased by 39% in 2018.

Loan Portfolio by Country

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans	2014	% of Total Loans
	(in $ millions, except percentages)
Argentina	604	10.5	$295	5.3	$325	5.4	$142	2.1	$185	2.8
Belgium	13	0.2	11	0.2	4	0.1	13	0.2	0	0.0
Bermuda	0	0.0	0	0.0	0	0.0	20	0.3	0	0.0
Bolivia	14	0.2	15	0.3	18	0.3	20	0.3	10	0.1
Brazil	1,156	20.0	1,019	18.5	1,164	19.3	1,605	24.0	1,972	29.5
Chile	177	3.1	171	3.1	69	1.2	195	2.9	157	2.4
Colombia	626	10.8	829	15.1	653	10.8	621	9.3	726	10.9
Costa Rica	370	6.4	356	6.5	400	6.6	341	5.1	321	4.8
Dominican Republic	301	5.2	250	4.5	244	4.1	384	5.7	243	3.6
Ecuador	188	3.3	94	1.7	129	2.1	169	2.5	120	1.8
El Salvador	70	1.2	55	1.0	105	1.7	68	1.0	116	1.7
France	0	0.0	0	0.0	0	0.0	6	0.1	6	0.1
Germany	18	0.3	38	0.7	50	0.8	97	1.4	100	1.5
Guatemala	329	5.7	309	5.6	316	5.2	458	6.8	263	3.9
Honduras	89	1.5	75	1.4	73	1.3	118	1.8	93	1.4
Jamaica	22	0.4	24	0.4	8	0.1	17	0.2	16	0.2
Luxembourg	18	0.3	20	0.4	15	0.2	0	0.0	0	0.0
Mexico	867	15.0	850	15.4	927	15.4	789	11.8	868	13.0
Netherlands	0	0.0	0	0.0	0	0.0	0	0.0	10	0.2
Nicaragua	0	0.0	30	0.5	37	0.6	17	0.3	8	0.1
Panama	485	8.4	500	9.1	499	8.3	455	6.8	321	4.8
Paraguay	159	2.7	60	1.1	108	1.8	116	1.7	132	2.0
Peru	78	1.4	212	3.8	467	7.8	511	7.6	590	8.8
Singapore	39	0.7	55	1.0	70	1.2	12	0.2	0	0.0
Switzerland	0	0.0	4	0.1	46	0.8	45	0.7	50	0.7
Trinidad & Tobago	145	2.5	175	3.2	184	3.1	200	3.0	165	2.5
United States of America	0	0.0	44	0.8	73	1.2	54	0.8	55	0.8
Uruguay	10	0.2	15	0.3	37	0.6	219	3.3	160	2.4
Total	$5,778	100.0	$5,506	100.0	$6,021	100.0	$6,692	100.0	$6,686	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2018, the Bank’s combined Loan Portfolio associated with European country risk represented $48 million, or 0.84%, of the total Loan Portfolio, compared to $73 million, or 1.32%, of the total Loan Portfolio as of December 31, 2017 and $115 million, or 1.91%, as of December 31, 2016.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans	2014	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,459	42.5	$2,084	37.9	$1,739	28.9	$1,975	29.5	$1,891	28.3
State-owned commercial banks	624	10.8	574	10.4	515	8.5	613	9.2	445	6.7
Central banks	0	0.0	0	0.0	30	0.5	0	0.0	35	0.5
State-owned organizations	802	13.9	723	13.1	787	13.1	462	6.9	712	10.6
Private corporations	1,893	32.8	2,125	38.6	2,950	49.0	3,642	54.4	3,603	53.9
Total	$5,778	100.0	$5,506	100.0	$6,021	100.0	$6,692	100.0	$6,686	100.0

As of December 31, 2018, the Bank’s Loan Portfolio industry exposure mainly included: (i) 53% in the financial institutions sector; (ii) 17% in the industrial sector, comprised mostly of food and beverage (5%), electric power (5%), metal (3%) and other manufacturing (2%), and plastics and packaging industries (2%); and (iii) 11% in the oil and gas sector, which in turn was divided into integrated (10%) and upstream (1%). No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2018, by type of rate and type of borrower:

	As of December 31, 2018
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$984	$78	$0	$1,062
State-owned commercial banks	387	0	0	387
State-owned organizations	274	47	0	321
Private corporations	916	13	8	937
Subtotal	$2,561	$138	$8	$2,707
FLOATING RATE
Private sector commercial banks and financial institutions	$959	$438	$0	$1,397
State-owned commercial banks	203	34	0	237
State-owned organizations	126	352	2	480
Private corporations	370	577	10	957
Subtotal	$1,658	$1,401	$12	$3,071
Total	$4,219	$1,539	$20	$5,778

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

The Bank applies the same credit policies and criteria used in its lending process to its evaluation of these instruments, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank’s obligation to make payment in the event of a client’s contractual default to a third party.

Loan commitments and financial guarantee contracts amounted to $502 million, or 8% of the total Commercial Portfolio, as of December 31, 2018, compared to $488 million, or 8% of the total Commercial Portfolio, as of December 31, 2017 and $403 million, or 6% of the total Commercial Portfolio, as of December 31, 2016. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 79% of the total loan commitments and financial guarantee contracts as of December 31, 2018, compared to 91%, and 97%, as of December 31, 2017 and 2016, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2018		2017		2016
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$7	1.4	$8	1.5	$0	0.0
Bolivia	0	0.0	0	0.0	0	0.1
Brazil	50	10.0	0	0.0	0	0.0
Canada	0	0.0	0	0.1	0	0.0
Chile	0	0.0	15	3.1	0	0.0
Colombia	52	10.4	91	18.7	79	19.6
Costa Rica	39	7.7	20	4.1	2	0.6
Dominican Republic	17	3.3	0	0.0	27	6.6
Ecuador	247	49.3	253	51.9	173	42.8
El Salvador	1	0.2	1	0.2	1	0.3
Germany	18	3.6	0	0.0	0	0.0
Guatemala	15	3.0	12	2.4	7	1.7
Honduras	0	0.0	1	0.2	1	0.3
Mexico	23	4.5	35	7.2	11	2.8
Panama	29	5.9	31	6.4	40	9.9
Peru	3	0.6	18	3.6	43	10.6
Switzerland	0	0.0	0	0.0	1	0.2
Uruguay	1	0.1	3	0.6	18	4.5
Total loan commitments and financial guarantee contracts	$502	100.0	$488	100.0	$403	100.0

Investment Portfolio

As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost, consisting of investments in securities issued by Latin American entities.

In the normal course of business, the Bank utilizes interest rate swaps for hedging purposes associated with assets (mainly its Investment Portfolio) and liabilities (mainly issuances) denominated in fixed rates.

The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio and other financial assets, net, as of the dates indicated.

	As of December 31,
	2018	2017	2016
	(in $ millions)
Securities at amortized cost	$85	$69	$78
Securities at FVOCI	22	17	30
Investment Portfolio	$107	$86	$108
Equity instrument at FVOCI	6	8	0
Financial instrument at fair value through profit and loss (debentures)	9	0	0
Interest receivable	2	1	2
Reserves	(0)	(0)	(1)
Total securities and other financial assets, net	$124	$95	$109

During the periods under review herein, the Bank did not hold instruments in obligations of the U.S. Treasury or other U.S. Government agencies or corporations, or in states of the U.S. or their municipalities.

The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2018		2017		2016
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$4	4.1	$5	5.2	$21	20.0
Chile	5	4.7	5	6.0	5	4.8
Colombia	28	26.3	29	33.8	30	27.5
Costa Rica	0	0.0	0	0.0	0	0.0
Mexico	27	25.3	20	23.5	20	18.8
Panama	35	32.4	18	21.5	12	10.8
Peru	0	0.0	0	0.0	0	0.0
Trinidad and Tobago	8	7.2	9	10.0	9	8.1
Multilateral Organizations	0	0.0	0	0.0	11	10.0
Total	$107	100.0	$86	100.0	$108	100.0

	As of December 31,
	2018		2017		2016
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$19	17.5	$11	13.4	$4	4.1
State-owned commercial banks	3	2.7	3	3.4	3	2.6
Sovereign debt	46	43.5	48	55.7	49	45.2
State-owned organizations	32	29.5	24	27.5	35	32.4
Private corporations	7	6.8	0	0.0	17	15.7
Total	$107	100.0	$86	100.0	$108	100.0

	As of December 31,
	2018		2017		2016
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$36	33.9	$8	9.3	$4	3.7
After one year through five years	65	60.4	78	90.7	85	78.9
After five years through ten years	6	5.7	0	0.0	19	17.4
Total	$107	100.0	$86	100.0	$108	100.0

As of December 31, 2018, 2017 and 2016, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.

Securities at amortized cost

As of December 31, 2018, the Bank’s securities at amortized cost increased to $85 million, from $69 million as of December 31, 2017. The $16 million, or 23% increase during the year in the securities at amortized cost portfolio was mostly attributable to $27 million in investment securities acquired during 2018, and net of the $10 million in proceeds received from matured investment securities. As of December 31, 2018, securities at amortized cost with a carrying value of $35 million were pledged to secure repurchase transactions accounted for as secured financings.

The Bank’s investment securities at amortized cost totaled $69 million as of December 31, 2017, compared to $78 million as of December 31, 2016. The $9 million decrease during that year in investment securities at amortized cost portfolio was mostly attributable to the proceeds of $18 million of matured investment securities, net of the $10 million investment securities acquired during 2017. As of December 31, 2017 and 2016, there were no investment securities at amortized cost guaranteeing repurchase transactions.

Securities at FVOCI

As of December 31, 2018, the Bank’s securities at FVOCI increased to $22 million, from $17 million as of December 31, 2017. The $5 million, or 30%, increase during the year in the securities at FVOCI was mostly attributable to $10 million in securities purchases, net of $5 million in proceeds from the redemption of securities at FVOCI during the year. As of December 31, 2018, the Bank’s securities at FVOCI consisted of investments in securities of issuers in the Region, of which 72% corresponded to sovereign and state-owned issuers, and 28% corresponded to the private sector. As of December 31, 2018, securities at FVOCI with a carrying value of $4.6 million were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2017, securities at FVOCI totaled $17 million, and related to investments in securities issued by sovereign and state-owned issuers in the Region. The $6 million decrease in the Bank’s securities at FVOCI from December 31, 2016 was mainly attributable to the sale of investment securities as the Bank decreased its holdings in this category to reduce market risk. As of December 31, 2017 and 2016, there were no securities at FVOCI guaranteeing repurchase transactions.

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2018		2017		2016
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$609	7.9	$296	4.7	$329	4.5
Brazil	1,169	15.2	1,042	16.5	1,201	16.6
Chile	183	2.4	176	2.8	75	1.0
Colombia	660	8.6	863	13.7	688	9.5
Costa Rica	372	4.9	358	5.7	402	5.6
Dominican Republic	304	4.0	251	4.0	246	3.4
Ecuador	189	2.5	95	1.5	130	1.8
El Salvador	71	0.9	55	0.9	106	1.5

	As of December 31,
	2018		2017		2016
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Guatemala	332	4.3	310	4.9	319	4.4
Honduras	90	1.2	75	1.2	73	1.0
Japan	2	0.0	2	0.0	82	1.1
Mexico	899	11.7	875	13.9	955	13.2
Panama	529	6.9	526	8.3	513	7.1
Paraguay	161	2.1	60	1.0	110	1.5
Peru	79	1.0	213	3.4	470	6.5
Singapore	38	0.5	55	0.9	70	1.0
Switzerland	9	0.1	9	0.1	110	1.5
Trinidad & Tobago	154	2.0	185	2.9	194	2.7
United States of America	1,669	21.8	665	10.5	955	13.2
Other countries (1)	155	2.0	192	3.1	214	2.9
Total (2)	$7,674	100.0	$6,303	100.0	$7,242	100.0
(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2018 was comprised of Germany ($68 million), Jamaica ($22 million), Luxembourg ($18 million), Belgium ($14 million). Bolivia ($14 million), Uruguay ($10 million) and Spain ($9 million). “Other countries” in 2017 was comprised of Germany ($38 million), Nicaragua ($30 million), Jamaica ($25 million), Spain ($22 million), Luxembourg ($20 million), Netherlands ($15 million), Uruguay ($15 million), Bolivia ($15 million) and Belgium ($12 million). “Other countries” in 2016 was comprised of Germany ($50 million), Uruguay ($37 million), Nicaragua ($37 million), Spain ($28 million), Bolivia ($18 million), Luxembourg ($15 million), Multilateral Organizations ($11 million), Jamaica ($7 million), France ($7 million) and Belgium ($4 million).
(2)	The outstandings by country does not include loan commitments and financial guarantee contracts, and other assets. See Item 4.B. “Business Overview— Loan Commitments and Financial Guarantee Contracts.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2018, overall cross border outstandings totaled $7,674 million, a $1,371 million, or 22%, increase compared to $6,303 million as of December 31, 2017, mainly as a result of the Bank having liquidity above historical levels at the end of 2018, as the Bank obtained funding sources in anticipation of a potential temporary decline in its deposit base which ended-up reverting toward year-end 2018.

Overall cross border outstandings decreased to $6,303 million as of December 31, 2017, from $7,242 million as of December 31, 2016, as the Bank experienced high U.S. dollar liquidity in key markets, and exposures to certain countries were adjusted, most notably in Brazil, along with decreased levels of liquid assets in the form of cash and cash equivalents, mainly placed with the U.S. Federal Reserve Bank.

Cross-border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements and secured credits related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2018	2017	2016
	(in $ millions)
Private sector commercial banks and financial institutions	$2,546	$2,168	$2,184
State-owned commercial banks and financial institutions	681	579	571
Central banks	1,648	609	621
Sovereign debt	47	49	50
State-owned organizations	838	750	829
Private corporations	1,914	2,148	2,987
Total	$7,674	$6,303	$7,242

Total Revenues Per Country

The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2018	2017	2016
	(in $ millions)
Argentina	$10.0	$7.0	$11.2
Brazil	17.9	27.9	34.7
Chile	2.6	2.2	3.0
Colombia	15.4	18.5	17.1
Costa Rica	11.1	11.8	9.8
Dominican Republic	4.1	2.9	5.1
Ecuador	10.4	9.5	7.2
El Salvador	1.5	2.5	3.0
Germany	2.0	2.4	3.1
Guatemala	7.5	7.0	9.4
Honduras	2.4	2.3	4.0
Jamaica	2.1	1.6	1.2
Mexico	14.6	17.5	21.2
Panama	13.9	10.8	14.9
Paraguay	1.6	1.9	3.9
Peru	2.4	5.1	10.8
Trinidad and Tobago	5.0	3.7	3.0
United States	0.0	0.6	1.5
Uruguay	0.3	0.8	3.7
Other countries (1)	2.8	2.3	4.6
Investment funds at FVTPL	0.0	0.0	(4.4)
Total revenues	$127.6	$138.3	$168.0

1)	Other countries consists of total income per country in which total income did not exceed $1 million for any of the periods indicated above.

The above table provides total revenues by country, as they are presented in the Bank’s Consolidated Financial Statements, and which are generated from the Bank’s Commercial and Treasury Business Segments. Given that the Bank’s business segments generate revenues not only from net interest income, but from other sources generating other income, net, the Bank adds those corresponding items to net interest income to show total revenues earned before impairment losses and operating expenses.

During the year ended December 31, 2018, the Bank recorded net revenues totaling $127.6 million, representing a $10.7 million or 8% decrease compared to 2017. The main country driving this decline was Brazil, whose revenues declined by $10 million, mostly due to a decrease in lending spreads as the Bank increased its lending to financial institutions in the country. During 2017, revenues declined by $25.3 million, resulting in a general decrease in average lending volumes across most countries in the Region, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with increasing its focus on short-term lending.

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

The Bank also faces competition from local financial institutions which increasingly have access to as good or better resources than the Bank. Local financial institutions are also clients of the Bank and there is complexity in managing the balance when a local financial institution is a client and competitor. Additionally, many local financial institutions are able to gain direct access to the capital markets and low cost funding sources, threatening the Bank’s historical role as a provider of U.S. dollar funding.

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

Capital

General License Banks must at all times maintain: (i) a paid-in capital of no less than U.S.$10 million and (ii) an adjusted capital of not less than 8% of total risk-weighted assets. The Superintendency has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.

Adjusted capital consists of the sum of: (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1).

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

Secondary Capital

Secondary capital includes: (i) financial instruments that comply with the criteria set forth in Rule No. 1-2015 to be classified as secondary capital, (ii) subscription premiums paid on financial instruments that are classified as secondary capital, (iii) financial instruments issued by consolidated affiliates of the bank to third parties, and (iv) reserves for future losses (excluding provisions assigned to the deterioration of assets valued on an individual or collective basis).

Dynamic Reserves

The dynamic reserve must be between 1.25% and 2.5% of the risk-weighted assets amount corresponding to the credit facilities classified in the Normal category and cannot decrease with respect to the amount calculated for the previous quarter, except for cases when such decrease is as a result of a conversion from dynamic reserves to specific reserves.

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

Loan Classification and Loan Loss Reserves

Regulations require that banks have loan loss allowances. The calculation of the specific reserves requires that the loan portfolio be classified according to parameters prescribed in the regulation. There are five categories of loan classifications: Normal, Special Mention, Sub-standard, Doubtful and Unrecoverable. Regulations require banks to suspend accruing interest on impaired loans.

Specific reserves are reserves required in connection with the credit classification of a loan. They are created for individual credit facilities as well as for a consolidated group of credit facilities. The minimum reserve requirements depend on the classification of the loan as follows: Normal loans 0%; Special Mention loans 2%; Sub-standard loans 15%; Doubtful loans 50%; and Unrecoverable 100%. Specific reserve requirements take into account the classification of the loan as well as the guarantees provided by the borrowers to secure such loans. Guarantees are calculated at present value in accordance with the requirements established by banking regulations.

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

The Superintendency requires general license banks to monitor their liquidity and identify potential liquidity risk events that may affect the bank. As of July, 2018 banks must undertake stress tests and active monitoring of their intra-day liquidity. The stress tests performed by the bank should include at minimum: (a) the simultaneous exhaustion of liquidity in different markets; (b) restrictions on access to secured and unsecured funding; (c) limitations on foreign currency exchange and difficulties on the execution of foreign currency exchange transactions; and (d) analysis of the possible effects of severe stress scenarios.

Banks are required to have a contingent funding plan which should include: (i) a diversified pool of contingent funding options; (ii) provide detail as to potential amounts and values that could be obtained from each of the funding options; (iii) procedures that detail the priority of the funding sources; and (iv) a flexible framework which will allow the bank to react effectively to different situations.

As of July 1, 2018 general license banks are required to calculate and comply with the liquidity coverage ratio (“LCR”) established by the Superintendency. The regulation establishes two bands of ratios that can be applicable to banks in Panama. The Superintendency determines, according to internal criteria, the band applicable to each bank. The band 1 banks are required to gradually reach a ratio of 50% and the band 2 banks are required to gradually reach a ratio of 100%, each by December 2022. The Superintendency has confirmed that the band 2 is applicable to the Bank. The Superintendency defines the LCR as the stock of high-quality liquid assets over total net cash outflows over the next 30 calendar days. The definition is based on the Basel III Liquidity Coverage Ratio and liquidity risk monitoring tools published by the Basel Committee on Banking Supervision and adjusted by the Superintendency.

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

Under the Banking Law, a bank and the ultimate parent of the banking group may not grant loans or issue guarantees or any other obligation to “related parties” that exceed (1) 5% of its total capital, in the case of unsecured transactions, and (2) 10% of its total capital, in the case of collateralized transactions (other than loans secured by deposits in the bank). For these purposes, a “related party” is (a) any one or more of the bank’s directors, (b) any shareholder of the bank that directly or indirectly owns 5% or more of the issued and outstanding capital stock of the bank, (c) any company of which one or more of the bank’s directors is a director or officer or where one or more of the bank’s directors is a guarantor of the loan or credit facility, (d) any company or entity in which the bank or any one of its directors or officers can exercise a controlling influence, (e) any company or entity in which the bank or any one of its directors or officers owns 20% or more of the issue and outstanding capital stock of the company or entity and (f) managers, officers and employees of the bank, or their respective spouses (other than home mortgage loans or guaranteed personal loans under general programs approved by the bank for employees). The Superintendency currently limits the total amount of secured and unsecured Credit Facilities (other than Credit Facilities secured by deposits in the bank) granted by a bank or the ultimate parent of a banking group to related parties to 25% of the total capital of the bank.

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

The Banking Law contains additional limitations and restrictions with respect to related party loans and Credit Facilities. For instance, under the Banking Law, banks may not grant Credit Facilities to any employee in an amount that exceeds the employee’s annual compensation package, and all Credit Facilities to managers, officers, employees or shareholders who are owners of 5% or more of the issued and outstanding capital stock of the lending bank or the ultimate parent of the banking group, will be made on terms and conditions similar to those given by the bank to its clients in arm’s-length transactions and which reflect market conditions for a similar type of operation. Shares of a bank cannot be pledged or offered as security for loans or Credit Facilities issued by the bank.

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

Additional Regulatory Requirements

In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including: (1) a requirement that a bank must notify the Superintendency before opening or closing a branch or office in Panama and obtain approval from the Superintendency before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to perform external audit duties for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency within 7 days of such designation, (4) a requirement that a bank obtain prior approval from the Superintendency of the rating agency it wishes to hire to perform the risk analysis and rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, and (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.

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

New York State Law

The New York Agency, established in 1989, is licensed by the Superintendent of Financial Services of the State of New York (the “Superintendent”), under the New York Banking Law. The New York Agency maintains an international banking facility that also is regulated by the Superintendent and the U.S. Federal Reserve Board. The New York Agency is examined by the Department of Financial Services and is subject to banking laws and regulations applicable to a foreign bank that operates a New York agency. New York agencies of foreign banks are regulated substantially the same as, and have similar powers to, New York state-chartered banks, subject to certain exceptions (including with respect to capital requirements and deposit-taking activities).

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2018, the New York Agency maintained a pledge deposit with a carrying value of $3.5 million with the New York State Department of Financial Services, above the minimum required amount.

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

U.S. Anti-Money Laundering Laws

U.S. anti-money laundering laws, including the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970 (commonly known as the Bank Secrecy Act), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (commonly referred to as the PATRIOT Act), impose significant compliance and due diligence obligations, on financial institutions doing business in the United States, including, among other things, requiring these financial institutions to maintain appropriate records, file certain reports involving currency transactions, conduct certain due diligence with respect to their customers and establish anti-money laundering compliance programs designed to detect and report suspicious or unusual activity. The New York Agency is a “financial institution” for these purposes. The failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal, reputational and financial consequences for such institution. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with these laws and their implementing regulations.

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

Information Security

The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the Information Security and Technological Risk Management Framework. These policies and procedures cover any access to data, resource management and information systems by the Bank’s employees, providers and suppliers, as well as any other person dealing with the Bank.

The Bank’s Information Security Team is responsible for overseeing compliance with the policies and procedures by any person with access to our systems. The Bank also engages independent third-party reviews of its cyber-security program.

The cyber-security program was developed using a holistic approach, which enables us to cover both the technical and strategic measures in one program. This program is based on four fundamental pillars: Perimeter Security, Service and Infrastructure Security, User Security and Data Security.

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

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2016 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with IFRS.

Nature of Earnings

The Bank derives income from net interest income and net other income, which includes fees and commissions, net, gain (loss) on financial instruments, net, and other income, net. Net interest income, or the difference between the interest income the Bank receives on its interest-earning assets and the interest expense the Bank pays on interest-bearing liabilities, is generated principally by the Bank’s lending activities. The Bank generates fees and commissions mainly through the issuance, confirmation and negotiation of letters of credit, guarantees, and credit commitments, and through loan structuring and syndication activities.

A.	Operating Results

The following table summarizes changes in components of the Bank’s profit for the year and performance for the periods indicated. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018	2017	2016
	(in $ thousands, except per share amounts and percentages)
Interest income	$258,490	$226,079	$245,898
Interest expense	(148,747)	(106,264)	(90,689)
Net interest income	109,743	119,815	155,209
Other income (expense):
Fees and commissions, net	17,185	17,514	14,306
Loss on financial instruments, net	(1,009)	(739)	(2,919)
Other income, net	1,670	1,723	1,378
Total other income, net	17,846	18,498	12,765
Total revenues	127,589	138,313	167,974

Impairment loss on financial instruments	(57,515)	(9,439)	(35,115)
Impairment loss on non-financial assets	(10,018)	0	0

Operating expenses:
Salaries and other employee expenses	(27,989)	(27,653)	(25,196)
Depreciation of equipment and leasehold improvements	(1,282)	(1,578)	(1,457)
Amortization of intangible assets	(1,176)	(838)	(629)
Other expenses	(18,471)	(16,806)	(18,532)
Total operating expenses	(48,918)	(46,875)	(45,814)
Profit for the year	$11,138	$81,999	$87,045
Basic earnings per share	$0.28	$2.09	$2.23
Diluted earnings per share	$0.28	$2.08	$2.22
Weighted average basic shares	39,543	39,311	39,085
Weighted average diluted shares	39,543	39,329	39,210
Return on average total assets (1)	0.17%	1.27%	1.16%
Return on average total equity (2)	1.08%	8.02%	8.76%

(1)	For the years 2018, 2017 and 2016, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2018, 2017 and 2016 is calculated on the basis of daily average balances.
(2)	For the years 2018, 2017 and 2016, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2018, 2017 and 2016 is calculated on the basis of daily average balances.

Profit for the year

Bladex’s profit for the year 2018 totaled $11.1 million, or $0.28 per share, compared to $82.0 million, or $2.09 per share for the year 2017. Bladex’s decrease in profits during 2018 was mainly impacted by: (i) the $57.5 million impairment losses on financial instruments, primarily associated with provisions for credit losses on an increased level of credit-impaired loans, mainly related to a single credit in the sugar industry in Brazil, (ii) the $10.0 million impairment losses on non-financial assets, associated with losses on investment properties and other non-financial assets related to credit restructurings, as well as to the disposal of obsolete technology, in line with the Bank’s objective to optimize its operating platform, and (iii) the $10.7 million decrease in total revenues, mainly resulting from lower net interest income (-8%) on narrower net interest margin (-14 basis points), attributable to decreased lending spreads on a relatively stable level of average loan balances (+1%). Narrower lending spreads reflect the shift in the focus of the Bank’s portfolio toward financial institutions, sovereign and state-owned entities and top tier corporate clients most of which constitute exporters with U.S. dollar generation capacity.

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

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016
	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$109.8	$120.6	$140.4
Treasury	(0.0)	(0.8)	14.8
Total Net Interest Income	$109.7	$119.8	$155.2
Net interest margin	1.71%	1.85%	2.08%
Net interest spread	1.21%	1.48%	1.84%

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2018 compared to 2017 and 2017 compared to 2016. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented.

	2018 vs. 2017			2017 vs. 2016
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$(2,481)	$7,835	$5,354	$715	$5,074	$5,789
Investment securities	149	258	407	(3,171)	629	(2,542)
Loans	1,920	24,730	26,650	(36,370)	13,304	(23,066)
Total increase (decrease)	$(412)	32,823	32,411	$(38,826)	$19,007	$(19,819)
(Increase) decrease in interest expense
Demand deposits	740	(820)	(80)	(152)	(436)	(587)
Time deposits	3,811	(24,030)	(20,219)	(1,049)	(21,080)	(22,129)
Total Deposits	4,551	(24,850)	(20,299)	(1,201)	(21,515)	(22,716)
Securities sold under repurchase agreement and short-term borrowings and debt	(12,400)	(9,574)	(21,974)	12,472	(7,909)	4,563
Long-term borrowings and debt, net	9,448	(9,658)	(210)	13,883	(11,305)	2,578
Total (increase) decrease	$1,599	$(44,082)	$(42,483)	$25,154	$(40,730)	$(15,575)
Increase (decrease) in net interest income	$1,187	$(11,259)	$(10,072)	$(13,672)	$(21,723)	$(35,394)

(*)	Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Interest Income Variation

2018 vs. 2017

For the year ended December 31, 2018, the Bank’s interest income totaled $258.5 million, compared to $226.1 million during the year ended December 31, 2017. The $32.4 million, or 14% increase in interest income during 2018 was primarily attributable to (i) a $24.7 million increase in rate-driven interest income on loans, mostly resulting from a 43 basis points increase in average lending rates to 4.26% attributable to an increase in market rates, as the Bank generally prices its loans based on short-term LIBOR rates plus a credit spread – which in turn experienced a downward trend due to the Bank’s increased lending to higher quality borrowers such as financial institutions, sovereign and state-owned entities, and exporting corporations with US dollar generation capacity, partly offsetting the overall lending rate increase; and (ii) a $7.8 million increase in rate-driven interest income on deposit placements, also mostly attributable to market rate increases, resulting in an 85 basis points increase in interest yields on deposit placements to 1.96%.

2017 vs. 2016

For the year ended December 31, 2017, the Bank’s interest income totaled $226.1 million, compared to $245.9 million during the year ended December 31, 2016. The $19.8 million, or 8% decrease in interest income during 2017 was mainly attributable to a volume-driven $36.4 million decrease in interest income on loans as a result of a $923 million or 14% decrease in average loan balances, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with increasing its focus on short-term lending. This effect was partially offset by upward repricing on LIBOR-based market rates, positively impacting lending rates by 21 basis points to 3.83%, as well as rates on deposit placements which increased by 59 basis points to 1.11%, generating a total earning-assets rate-driven interest income increase of $19.0 million.

Interest Expense Variation

2018 vs. 2017

The Bank recorded an annual increase in interest expense of $42.5 million, or 40% from $106.3 million in 2017 to $148.7 million in 2018. This increase was primarily the result of a $44.1 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the upward repricing on LIBOR-based market rates. Overall, the average interest rate paid on interest-bearing liabilities increased from 1.95% in 2017 to 2.76% in 2018.

2017 vs. 2016

The Bank recorded an annual increase in interest expense of $15.6 million, or 17%, from $90.7 million in 2016 to $106.3 million in 2017. This increase was mainly attributable to a $40.7 million rate-driven increase in interest expense on total interest-bearing liabilities associated with higher LIBOR-based market rates, driving a 56 basis points increase in the average interest rate paid on interest-bearing liabilities to 1.95% in 2017. This increase was partially offset by a $25.2 million decrease in volume-driven interest expense associated with lower average volumes of interest-bearing liabilities, which decreased by 16% in 2017, due to lower funding requirements resulting from reduced average loan balances.

Net Interest Income Variation

2018 vs. 2017

For the year ended December 31, 2018, the Bank’s net interest income totaled $109.7 million, compared to $119.8 million during the year ended December 31, 2017. The $10.1 million, or 8% decrease in net interest income during 2018 was mainly attributable to a 14 basis point decline in Net Interest Margin (“NIM”). The decrease in NIM relates to narrower net lending spreads due to the origination of higher quality loans in 2018. Lower lending spreads were partly offset by the net positive effect of an increasing interest rate environment on the repricing of the Bank’s assets and liabilities. Due to the short-term nature of its loan portfolio, the Bank maintains a narrow interest rate gap structure and is able to pass along LIBOR-based market rates increases in its funding to its asset base.

2017 vs. 2016

For the year ended December 31, 2017, the Bank’s net interest income reached $119.8 million, compared to $155.2 million during the year ended December 31, 2016. The $35.4 million, or 23% decrease in net interest income during 2017 was mostly impacted by: (i) lower average loan volumes, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with increasing its focus on short-term lending, and (ii) tighter lending spreads from shortened average tenors combined with pricing pressures from increased levels of U.S. dollar liquidity, while the Bank prioritized adequate risk-return pricing over volume growth. These effects were partially offset by: (i) upward repricing on LIBOR-based market rates, which impacted both the earning-assets side and the financial liabilities side due to the Bank’s short-tenor interest rate gap structure, and (ii) lower spreads on its funding, as the Bank continued to benefit from the flight to quality trend among global funding sources, given the negative credit cycle in the Region.

Distribution of Assets, Liabilities and Equity; Interest Rates and Differentials

The following table presents the distribution of consolidated average assets, liabilities and equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resulting yields, the dollar amounts of interest expense and average interest-bearing liabilities, and corresponding information regarding rates. Average balances have been computed on the basis of average daily average balances:

	For the Year ended December 31,
	2018			2017			2016
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$784	$15.6	1.96%	$909	$10.3	1.11%	$845	$4.5	0.52%
Investment securities (1)	92	2,9	3.12%	87	2.5	2.83%	197	5.0	2.51%
Loans	5,552	240.0	4.26%	5,498	213.3	3.83%	6,421	236.4	3.62%
Total interest-earning assets	$6,427	$258.5	3.97%	$6,494	$226.1	3.43%	$7,463	$245.9	3.24%
Allowance for loan losses	(98)			(110)			(96)
Non-interest-earning and other assets	122			84			112
Total Assets	$6,451			$6,468			$7,479
Interest-Bearing Liabilities
Demand deposits	$82	1.2	1.48%	$132	1.1	0.87%	$173	$0.5	0.33%
Time deposits	2,868	61.9	2.13%	3,044	41.7	1.35%	2,907	19.6	0.66%
Deposits (2)	2,950	63.1	2.11%	3,176	42.8	1.33%	3,080	20.1	0.64%
Securities sold under repurchase agreements and short-term borrowings and debt	1,123	33.9	2.98%	710	12.0	1.66%	1,449	16.5	1.12%
Long-term borrowings and debt, net (3)	1,245	51.7	4.09%	1,478	51.5	3.43%	1,874	54.0	2.84%
Total interest-bearing liabilities	$5,318	$148.7	2.76%	$5,364	$106.3	1.95%	$6,403	$90.7	1.39%
Non-interest bearing liabilities and other liabilities	102			82			83
Total Liabilities	$5,420			$5,446			$6,486
Total equity	1,031			1,022			993
Total Liabilities and Equity	$6,451			$6,468			$7,479
Net interest spread			1.21%			1.48%			1.84%
Net interest income and net interest margin		$109.7	1.71%		$119.8	1.85%		$155.2	2.08%

(1)	Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 3.21%, 2.99% and 2.61%, for 2018, 2017 and 2016, respectively.
(2)	The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.
(3)	Net of prepaid commissions.

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

Fees and commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016
	(in $ thousands)
Letters of credit and other contingent credits, net	$12,235	$10,906	$8,584
Structuring	4,950	6,608	5,722
Fees and commissions, net	$17,185	$17,514	$14,306

During the year ended December 31, 2018, fees and commissions totaled $17.2 million, compared to $17.5 million for the year ended December 31, 2017. The $0.3 million, or 2%, decrease resulted from the net effect of: (i) a 12% increase in fees from letters of credit and other contingent credits activities, evidencing an upward trend in fee generation over the last two years, consistent with the Bank’s focus to enhance its participation in the trade value chain; offset by (ii) a 26% decrease in loan structuring and syndication fees, denoting the uneven nature of this transactional business. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close seven transactions during 2018, for a total principal amount of $847 million, compared to seven transactions during 2017, for a total principal amount of $807 million.

Fees and commissions totaled $17.5 million for the year ended December 31, 2017, compared to $14.3 million for the year ended December 31, 2016. The $3.2 million, or 22%, increase was primarily driven by the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven transactions closed in 2017 resulting in fees totaling $6.6 million, and from a strong annual growth of $3.0 million in fee income from the Bank’s letters of credit business, depicting a more diversified letter of credit client base, and the Bank’s focus on deepening its participation in the trade value chain.

Loss on financial instruments, net

The following table sets forth the details of the Bank’s loss on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016
	(in $ thousands)
Loss on derivative financial instruments and changes in foreign currency, net	$(1,226)	$(437)	$(486)
Gain (loss) on financial instruments at fair value through profit or loss	648	(732)	(2,883)
Gain (loss) realized on financial instruments at fair value with changes in other comprehensive income	194	249	(356)
(Loss) gain on sale of loans	(625)	181	806
Loss on financial instruments, net	$(1,009)	$(739)	(2,919)

During the year ended December 31, 2018, the Bank recorded a net loss on financial instruments of $1.0 million, compared to a net loss on financial instruments of $0.7 million for the year ended December 31, 2017, and a net loss on financial instruments of $2.9 million for the year ended December 31, 2016. The $0.3 million, or 37% increase in loss on financial instruments during 2018 was mainly related to higher losses on derivative financial instruments and foreign currency exchange held for risk management hedging purposes. The $2.2 million, or 75%, improvement during 2017 was mainly related to the absence of non-core trading losses, which resulted in a $4.4 million loss in 2016, when the Bank completely divested from its participation in investment funds during 2016.

As part of its interest rate and currency risk management, the Bank may from time to time enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various funding programs.

The Bank purchases debt instruments with the intention of selling them prior to maturity, with the realized gain (loss) on the sale of securities recorded on financial instruments at fair value with changes in other comprehensive income.  These debt instruments are classified as securities at FVOCI and are included as part of the Bank’s Credit Portfolio.

The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets. During the year ended December 31, 2018, the Bank reported a net loss on sale of loans of $0.6 million, as the Bank reduced its exposure associated with a previously executed structured transaction, compared to gains on sale of loans of $0.2 million and $0.8 million for the years ended December 31, 2017 and 2016, respectively. The lower levels of loan distribution business compared to previous years relates to decreased sale activity in the secondary markets of the remaining lower Loan Portfolio balances.

Other income, net

During the year ended December 31, 2018, the Bank recorded other income, net of $1.7 million, compared to the same level for the year ended December 31, 2017, and compared to $1.4 million for the year ended December 31, 2016. This is mainly related to the sublease of office space wich represented 21%, 38% and 45% of total other income, net during 2018, 2017 and 2016, respectively; and breakfunding penalties related to clients prepayments which accounted for 15%, 48% and 13% of the total during the same years.

Impairment loss on financial instruments

For the year ended December 31, 2018, the impairment loss on financial instruments amounted to $57.5 million, reflecting the increase in credit-impaired loans mostly associated with the significant deterioration of a single credit in the Brazilian sugar sector, exacerbated by significant deterioration in 2018 as a result of worsening sugar fundamentals in international markets, and a resulting significant decrease in sugar prices, which decreased during 2018 to levels well below the worldwide marginal cost of production, as well as due to the risk involved in the borrower’s complex restructuring process.

The impairment loss on financial instruments totaled $9.4 million for the year ended December 31, 2017, mostly associated with the impairment losses on selected credit exposures undergoing restructuring processes during the year 2017, partly offset by recovery effects from both lower end-of-period portfolio balances and the shift in the overall portfolio mix toward shorter-term trade exposures. This compares with the $35.1 million impairment loss on financial instruments for the year ended December 31, 2016, mainly attributable to higher allowances assigned to performing exposures and credit-impaired financial assets based on lifetime expected credit losses.

Impairment loss on non-financial assets

For the year ended December 31, 2018, the impairment loss on non-financial assets amounted to $10.0 million, $4.0 million of which was associated with write offs corresponding mainly to technological projects classified as intangible assets ($2.7 million) and other assets under development ($1.3 million). The remaining amount relates to the storage silos received by the Bank as payment for a restructured loan transaction that were recorded as investment properties and as other assets under development of the deed, with carrying amounts of $3.8 million and $1.7 million, respectively, which were assessed in 2018 by the Bank to have a fair value of zero. For the years ended December 31, 2017 and 2016, the Bank did not report impairment loss on non-financial assets.

Operating Expenses

During the year ended December 31, 2018, the Bank’s operating expenses totaled $48.9 million, compared to $46.9 million for the year ended December 31, 2017. The $2.0 million, or 4% increase was mainly attributable to non-recurring expenses incurred in 2018 from personnel restructurings and from the streamlining of processes and technological infrastructure as part of the Bank’s efforts to optimize its operating infrastructure. The Bank estimates its run-rate base of operating expense for 2018 at approximately $46 million.

The Bank’s operating expenses totaled $46.9 million for the year ended December 31, 2017, compared to $45.8 million for the year ended December 31, 2016. The $1.1 million, or 2% increase in operating expenses year-over-year was primarily attributable to higher salaries and other employee expenses largely impacted by $3.2 million in charges for non-recurring personnel related expenses in 2017, which was partially offset by lower other expenses reflecting the Bank’s ongoing focus on cost reduction and high productivity throughout the organization.

Business Segment Analysis

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury.

The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

The Bank’s net interest income represents the main driver of profits for the year. Interest income is generated by interest-earning assets, which include interest-bearing deposits with banks, loans, and investment securities. Interest expense is allocated to interest-earning assets on a matched-funded basis, net of risk adjusted capital allocated by business segment. The operating expense allocation methodology assigns overhead expenses based on resource consumption by business segment. The following table summarizes certain information of the Bank’s operations by business segment for the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$109,781	$120,581	$140,375
Other income (expense)	18,002	18,926	16,333
Total revenues	127,783	139,507	156,708
Impairment loss on financial instruments	(57,621)	(9,928)	(35,112)
Impairment loss on non-financial assets	(5,967)	0	0
Operating expenses	(37,436)	(35,916)	(34,598)
Profit for the segment	$26,759	$93,663	$86,998

TREASURY:
Net interest income	$(38)	$(766)	$14,834
Other income (expense)	(156)	(428)	(3,568)
Total revenues	(194)	(1,194)	11,266
Recovery (impairment loss) on financial instruments	106	489	(3)
Operating expenses	(11,482)	(10,959)	(11,216)
(Loss) profit for the segment	$(11,570)	$(11,664)	$47

TOTAL:
Net interest income	$109,743	$119,815	$155,209
Other income (expense)	17,846	18,498	12,765
Total revenues	127,589	138,313	167,974
Impairment loss on financial instruments	(57,515)	(9,439)	(35,115)
Impairment loss on non-financial assets	(5,967)	0	0
Operating expenses	(48,918)	(46,875)	(45,814)
Total profit for reportable segments	$15,189	$81,999	$87,045
Unallocated impairment loss on non-financial assets	(4,051)	0	0
Profit for the year	$11,138	$81,999	$87,045

The Commercial Business Segment

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. See Item 4, “Information on the Company – Business Overview – Commercial Portfolio.”

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and from loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss on financial instruments and non-financial assets; and (v) direct and allocated operating expenses.

Year 2018 vs. Year 2017

The Commercial Business Segment’s profit of $26.8 million for the year 2018 was mainly impacted by: (i) the $57.5 million impairment loss on financial instruments from higher credit provisions associated with credit-impaired loans, which were mostly associated with the significant deterioration of a single credit in the Brazilian sugar sector, exacerbated by significant deterioration in 2018 as a result of worsening sugar fundamentals in international markets, and a resulting significant decrease in sugar prices, which decreased during 2018 to levels well below the worldwide marginal cost of production, as well as due to the risk involved in the borrower’s complex restructuring process; (ii) the $6.0 million impairment loss on non-financial assets related to credit restructurings, and (iii) a $10.8 million, or 9% decrease in net interest income due to narrower net lending spreads as a result of the origination of higher quality loans in 2018, which are generally characterized by lower spreads, as the Bank increased its lending focus to financial institutions, sovereign and state-owned entities, while origination in the corporate sector remained focused on top quality exporters with U.S. dollar generation capacity.

Year 2017 vs. Year 2016

The Commercial Business Segment’s profit for the year 2017 totaled $93.7 million, a $6.7 million, or 8% increase compared to $87.0 million in 2016, mainly as a result of: (i) decreased credit provisions mostly attributable to finalized renegotiation agreements on selected credit exposures undergoing restructuring processes and lower requirements resulting from reduced portfolio levels, and (ii) higher fees and other income mostly from the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven closed transactions in 2017 resulting in fees totaling $6.6 million, as well as improved activity in the letters of credit business, with commissions of $10.9 million in 2017, depicting a more diversified letters of credit client base, and the Bank’s focus on deepening its participation in the trade value chain. These positive effects were partially offset by: (i) lower net interest income and margins from reduced average loan volumes, as the Bank improved its portfolio risk profile, focused on short-term lending, and experienced pricing pressures from increased levels of U.S. dollar liquidity in key markets, which was partially offset by the increase in LIBOR-based market rates, and (ii) higher allocated operating expenses, mainly due to non-recurring personnel changes expenses incurred in 2017.

The Treasury Business Segment

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

Year 2018 vs. Year 2017

The Treasury Business Segment reported a loss of $11.6 million for the year 2018, compared to a loss of $11.7 million for the year 2017. The slight improvement of $0.1 million, or 1% was primarily associated with an increase in total revenues, mainly from higher net interest income, as the Bank was able to achieve a net positive outcome in repricing its assets and liabilities in an environment characterized by increasing interest rates. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rate increases in its funding to its asset base. Other income (expense), mostly related to hedging derivatives valuations and gain on sale of financial instruments, remained relatively stable on a full-year basis.

Year 2017 vs. Year 2016

The Treasury Business Segment reported a loss of $11.7 million for the year 2017, compared to a marginal profit of $47 thousand for the year 2016, mostly attributable to an increase in funding rates on higher LIBOR-based market rates (also impacting interest-earning assets lending rates), which was partially offset by lower funding spreads and a relatively stable funding source mix year-over-year (i.e., medium- and long-term borrowings and debt) despite higher short-term trade finance lending book, resulting from a limited gap income.

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2018	2017
	(in $ thousands)
Assets
Cash and cash equivalents	$1,745,652	$672,048
Securities and other financial assets, net	123,598	95,484
Loans	5,778,424	5,505,658
Interest receivable	41,144	29,409
Allowance for loan losses	(100,785)	(81,294)
Unearned interest and deferred fees	(16,525)	(4,985)
Loans, net	5,702,258	5,448,788

Customers’ liabilities under acceptances	9,696	6,369
Derivative financial instruments - assets	2,688	13,338
Equipment and leasehold improvements, net	6,686	7,420
Intangibles, net	1,633	5,425
Investment properties	0	5,119
Other assets	16,974	13,756
Total Assets	$7,609,185	$6,267,747

Liabilities and Equity
Demand deposits	$211,381	$82,064
Time deposits	2,759,441	2,846,780
	2,970,822	$2,928,844
Interest payable	12,154	8,261
Total deposits	2,982,976	2,937,105

Securities sold under repurchase agreement	39,767	0
Borrowings and debt, net	3,518,446	2,211,567
Interest payable	13,763	7,555

Customers’ liabilities under acceptances	9,696	6,369
Derivative financial instruments - liabilities	34,043	34,943
Allowance for loan commitments and financial guarantees contracts losses	3,289	6,845
Other liabilities	13,615	20,551
Total Liabilities	$6,615,595	$5,224,935

Equity
Common stock	$279,980	$279,980
Treasury stock	(61,076)	(63,248)
Additional paid-in capital in excess of value assigned to common stock	119,987	119,941
Capital reserves	95,210	95,210
Regulatory reserves	136,019	129,254
Retained earnings	423,050	479,712
Other comprehensive income (loss)	420	1,963
Total Equity	$993,590	$1,042,812
Total Liabilities and Equity	$7,609,185	$6,267,747

2018 vs. 2017

As of December 31, 2018, total assets amounted to $7,609 million, a 21% increase compared to $6,268 million as of December 31, 2017, which was mainly attributable to a higher liquidity position in cash and cash equivalents and the growth of the Bank’s Loan Portfolio, both detailed as follows:

The Bank’s cash and cash equivalents, most of which consisted of actively managed liquid assets, totaled $1,746 million as of December 31, 2018, compared to $672 million as of December 31, 2017. Year-end liquidity balances were above historical levels as the Bank scheduled its funding sources in anticipation of a potential temporary decline in its deposit base which ended-up reverting toward year-end 2018. Consequently, the liquid assets to total assets ratio amounted to 22% as of December 31, 2018, compared to 10% as of December 31, 2017, while at these same dates, the liquid assets to total deposits ratios were 57% and 21%, respectively. As of December 31, 2018, $1,648 million, or 97% of the Bank’s liquid assets were held as deposits with the Federal Reserve Bank of New York.

As of December 31, 2018, the Bank’s Loan Portfolio amounted to $5,778 million, compared to $5,506 million as of December 31, 2017. The $272 million, or 5% Loan Portfolio increase during 2018 was mainly attributable to higher mid-term lending origination throughout 2018 as the Bank was able to deploy longer tenor transactions with its traditional client base of top quality financial institutions, export corporations and “multilatinas”, and continued to perform well on short-term origination capacity.

Securities and other financial assets are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost consisting of investments in securities by Latin American issuers, which accounted for only 1% of total assets as of December 31, 2018 and 2017.

As of December 31, 2018, total liabilities amounted to $6,616 million, a 27% increase, compared to $5,225 million as of December 31, 2017, which was mainly attributable to higher funding sources in the form of borrowings and debt, which increased 59% as of December 31, 2018, as a result of increased funding needs from the Bank’s increased commercial lending origination activities and its liquidity position management. Deposit balances remained relatively stable at $2,971 million, or 45% of total liabilities as of December 31, 2018, compared to $2,929 million, or 56% of total liabilities as of December 31, 2017. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 71% and 67% of total deposits at the end of these periods, respectively.

Total equity decreased 5% to $994 million as of December 31, 2018, compared to $1,043 million as of December 31, 2017. The decreased equity levels during 2018 reflect lower profits totaling $11 million, while the Bank maintained a level of dividends similar to prior years at $1.54 per share, representing a total of $61 million, denoting a strong dividend pay-out ratio during 2018. The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings.

Asset Quality

The Bank believes that its fundamental asset quality is a function of its strong client base, the importance that governments and borrowers alike attribute to maintaining continued access to trade financing, its preferred creditor status, and its strict adherence to commercial criteria in its credit activities. The Bank’s management and the CPER periodically review a report of all delinquencies. The Bank’s collection policies include rapid internal notification of any delinquency and prompt initiation of collection efforts, usually involving senior management.

The Bank assigns to each exposure a risk rating which is defined using quantitative and qualitative factors that are indicative of the risk of loss. This rating is considered for purposes of identifying significant increases in credit risk. These factors may vary depending on the nature of the exposure and the type of borrower. Each exposure is assigned to a risk rating at the time of initial recognition based on the information available about the client and the country. Exposures are subject to continuous monitoring, which may result in the change of an exposure to a different risk rating. A description of the Bank’s internal credit risk grades is as follows:

Internal Rating	External Rating (1)	Description
1 to 4	Aaa – Ba1	Exposure to clients or countries with payment ability to satisfy their financial commitments.
5 to 6	Ba2 – B3	Exposure to clients or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	Caa1 – Caa3	Exposure to clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the transaction involves certain risks.
8	Ca	Exposure to clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the transaction is limited or restricted to certain terms and types of credits.
9 to 10	C	Exposure to clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1) External rating in accordance to Moody’s Investors Service.

In order to periodically monitor the quality of the portfolio, clients are reviewed every three to 12 months, depending on the client’s risk rating.

Impairment of Financial Assets

The Bank considers a financial asset to be in default when it presents any of the following characteristics:

-	The debtor is more than 90 days past due in any of its obligations to the Bank, either in loan principal or interest; or when the principal balance with one single balloon payment is more than 30 days past due;
-	Deterioration in the financial condition of the client, or the existence of other factors allowing the Bank to estimate the possibility that the balance of principal and interest on client loans is not fully recoverable.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

In assessing whether a borrower is in default, the Bank considers qualitative and quantitative indicators that are based on both, data developed internally and information obtained from external sources. Inputs into the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

A modified or renegotiated loan is a loan where the borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or reduction of accrued interest, among others.

When a financial asset is modified, the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policies, a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms, the Bank considers the following:

-	Qualitative factors, such as contractual cash flows after modification are no longer solely payments of principal and interest, change in currency or change of counterparty, the extent of change in interest rates, maturity and covenants.
-	If the qualitative factors do not clearly indicate a substantial modification, then a quantitative assessment is performed to compare the present value of the remaining contractual cash flows under the original terms with the contractual cash flows under the revised terms, both amounts discounted at the original effective interest rate.

If the difference in present value is greater than 10% the Bank deems the arrangement is substantially different, leading to derecognition.

In the case where the financial asset is derecognized, the allowance for losses on financial instruments is remeasured at the date of derecognition to determine the net carrying amount of the asset at that date. The difference between this revised carrying amount and the fair value of the new financial asset with the new terms will lead to a gain or loss on derecognition. The new financial asset will have a loss allowance measured based on 12-month expected credit losses, except in rare cases where the new loan is considered to be originated credit-impaired. This applies only in the case where the fair value of the new loan is recognized at a significant discount to its revised nominal amount because there remains a high risk of default which has not been reduced by the modification. The Bank monitors credit risk of modified financial assets by evaluating qualitative and quantitative information, such as if the borrower is in past due status under the new terms.

When the contractual terms of a financial asset are modified and the modification does not result in derecognition, the Bank determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:

-	The remaining lifetime probability of default (“PD”) estimated based on data at initial recognition and the original contractual terms; with
-	The remaining lifetime PD at the reporting date based on the modified terms.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on the historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

When the Bank has no reasonable expectations of recovering the loan, then the gross carrying amount of the loan is directly reduced in its entirety; thus, constituting a derecognition event. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate enough cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.

If the amount of loss on write-off is greater than the accumulated loss allowance, the difference will be recognized as an additional impairment loss.

The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(in $ millions, except percentages)
Credit-impaired loans	$65	$59	$65
Asset-specific allocation from the allowance for loan losses	49	28	35
Credit-impaired loans as a percentage of Loan Portfolio	1.1%	1.1%	1.1%

As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2018	%	2017	%	2016	%
	(in $ millions, except percentages)
Brazil	$37	89%	$29	87%	$0	0%
Colombia	0	0%	0	0%	18	95%
Mexico	0	0%	0	0%	1	5%
Panama	0	0%	0	1%	0	0%
Paraguay	4	11%	0	0%	0	0%
Uruguay	0	0%	4	12%	0	0%
Total	$42	100%	$33	100%	$19	100%

During the year ended December 31, 2018, the Bank had write-offs against the allowance for loan losses totaling $42 million, representing 0.75% of the average Loan Portfolio, compared to $33 million, or 0.61% of the average Loan Portfolio, in 2017, and compared to $19 million, or 0.29% of the average Loan Portfolio.

In the three-year period ended December 31, 2018, the Bank disbursed $42,953 million in credits and had write-off loans for $94 million, representing 0.22% of credits disbursed.

The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(in $ thousands)
Credit-impaired loans:
Brazil:
Private corporations	$61,844	$54,275	$49,364
Argentina:
Private corporations	2,857	0	0
Panama:
Private corporations	0	0	12,000
Paraguay:
Private corporations	0	4,484	0
Uruguay:
Private corporations	0	0	4,000
Total credit-impaired loans	$64,701	$58,759	$65,364

As of December 31, 2018, the Bank had credit-impaired loans of $65 million (or 1.12% of the Loan Portfolio), compared to $59 million (or 1.07% of the Loan Portfolio) as of December 31, 2017 and $65 million (or 1.09% of the Loan Portfolio) as of December 31, 2016. Credit-impaired loans increased in 2018 mainly due to the net effect of (i) the classification of loans totaling $65 million as credit-impaired, $62 million of which corresponded to a loan in the Brazilian sugar sector that significantly deteriorated during 2018 due to worsening international sugar industry fundamentals which led to a substantial decrease in sugar prices to levels well below the worldwide marginal cost of production, combined with the risk involved in the borrower’s complex restructuring process; and (ii) finalized credit restructuring agreements and sales of loans classified as credit-impaired, which led to loan derecognitions totaling $21 million and principal balance write-offs totaling $38 million. Including principal and accrued interest, total loan write-offs against individually allocated credit allowances amounted to $42 million in 2018. As of December 31, 2018, the $62 million credit-impaired loan in the Brazilian sugar sector discussed above accounted for 96% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9) with individually assigned allowance for credit losses.

As of the end of each reported period, the Bank did not have, other than those specified above, accruing loans with principal or interest payments contractually past due by 90 days or more.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watchlist. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “6” pursuant to our risk rating. As of December 31, 2018, the exposure of six clients for a total of $53.4 million, or 0.9% of total loans, were classified as potential problem loans under these guidelines.

Allowance for losses on financial instruments

The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2018	2017	2016	2015	2014
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$81.3	$106.0	$90.0	$77.7	$70.9
Impairment loss	61.2	8.9	34.7	17.2	6.8
Recoveries	0.0	0.0	0.1	0.7	0.0
Loans write-off	(41.7)	(33.6)	(18.8)	(5.7)	0.0
Balance at the end of the year	$100.8	$81.3	$106.0	$90.0	$77.7
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$6.8	$5.8	$5.4	$9.9	$6.1
Impairment loss (recovery)	(3.5)	1.0	0.4	(4.4)	3.8
Balance at end of the year	$3.3	$6.8	$5.8	$5.4	$9.9
Total credit allowance for losses	$104.1	$88.1	$111.8	$95.4	$87.6
Total credit allowance for losses to total Commercial Portfolio	1.65%	1.47%	1.73%	1.33%	1.22%
Charge-offs to average Loan Portfolio	0.75%	0.61%	0.29%	0.08%	0.00%

The total credit allowance for losses amounted to $104.1 million as of December 31, 2018, representing 1.65% of the total Commercial Portfolio, compared to $88.1 million and 1.47%, respectively, as of December 31, 2017, and $111.8 million and 1.73%, respectively, as of December 31, 2016. The effects of impaired loan restructurings, sale and partial write-offs against existing individually allocated credit allowances during 2018 were offset by the classification of $65 million loans as credit-impaired, including a $62 million loan to a borrower in the Brazilian sugar sector, which resulted in a year-over-year increase of $15.9 million in total credit allowances for losses and 18 basis points in total reserve coverage in 2018. The 2017 year-over-year decrease of $23.7 million in credit allowances and 26 basis points in total reserve coverage was primarily attributable to write-offs against existing individually allocated reserves following finalized restructuring processes.

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2018		2017		2016		2015		2014
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$12.1	12.0	$5.0	6.1	$7.3	6.9	$14.5	16.1	$17.9	23.0
Brazil	57.0	56.5	42.4	52.1	49.1	46.4	10.9	12.1	12.4	15.9
Chile	0.2	0.2	0.6	0.7	1.1	1.1	0.5	0.6	0.5	0.6
Colombia	3.7	3.7	3.5	4.3	6.7	6.3	24.7	27.5	13.2	17.0
Costa Rica	6.4	6.4	1.7	2.1	1.7	1.6	2.9	3.2	6.5	8.3
Dominican Republic	1.4	1.4	1.2	1.5	4.6	4.3	9.0	10.0	7.2	9.3
Ecuador	5.4	5.4	2.7	3.3	2.3	2.2	6.9	7.7	3.6	4.7
El Salvador	2.7	2.6	1.3	1.6	2.5	2.3	3.0	3.3	3.8	4.9
Germany	0.1	0.1	0.3	0.4	0.4	0.4	0.9	1.0	1.0	1.3
Guatemala	1.6	1.6	3.3	4.1	1.2	1.1	2.6	2.9	1.1	1.4
Honduras	3.4	3.3	6.2	7.6	1.7	1.6	5.1	5.7	3.0	3.9
Mexico	0.7	0.7	1.2	1.5	6.7	6.3	3.1	3.5	3.2	4.1
Nicaragua	0.0	0.0	2.1	2.6	0.9	0.8	0.7	0.8	0.3	0.4
Panama	3.6	3.6	3.6	4.5	9.8	9.3	1.0	1.1	1.1	1.4
Paraguay	0.9	0.9	4.8	5.9	6.4	6.0	0.9	1.0	1.1	1.3
Peru	0.1	0.1	0.3	0.4	0.6	0.5	0.8	0.9	0.8	1.0
Uruguay	0.0	0.0	0.0	0.1	2.2	2.1	0.7	0.8	0.4	0.5
Other (1)	1.5	1.5	1.1	1.2	0.8	0.8	1.8	1.8	0.6	0.8
Total Allowance for loan losses	$100.8	100.0%	$81.3	100.0%	$106.0	100.0%	$90.0	100.0%	$77.7	100.0%

Allowance for loan commitments and financial guarantee contract losses
Argentina	$0.1	2.9	$0.1	1.1	$0.0	0.0	$1.0	19.2	$0.0	0.0
Colombia	0.1	2.7	5.5	80.8	4.7	82.2	2.8	51.9	2.9	29.1
Ecuador	2.2	68.1	1.1	15.4	0.8	13.2	0.8	15.4	5.6	56.8
Other (1)	0.9	26.3	0.1	2.7	0.3	4.6	0.8	13.5	1.4	14.1
Total allowance for loan commitments and financial guarantee contract losses	$3.3	100.0%	$6.8	100.0%	$5.8	100.0%	$5.4	100.0%	$9.9	100.0%

Total allowance for credit losses
Argentina	$12.2	11.7	$5.0	5.7	$7.3	6.5	$15.5	16.3	$17.9	20.4
Brazil	57.3	55.1	42.4	48.1	49.1	44.0	11.0	11.5	12.4	14.2
Chile	0.2	0.2	0.6	0.7	1.1	1.0	0.5	0.6	0.6	0.7
Colombia	3.8	3.6	9.1	10.3	11.4	10.2	27.5	28.9	16.1	18.4
Costa Rica	6.7	6.5	1.7	1.9	1.7	1.5	2.9	3.0	6.5	7.4
Dominican Republic	1.4	1.4	1.2	1.4	4.7	4.2	9.0	9.4	7.7	8.8
Ecuador	7.7	7.4	3.8	4.3	3.1	2.8	7.7	8.1	9.2	10.5
El Salvador	2.7	2.6	1.3	1.5	2.5	2.2	3.0	3.1	3.8	4.3
Germany	0.2	0.2	0.3	0.3	0.4	0.4	0.9	1.0	1.0	1.2
Guatemala	1.6	1.6	3.3	3.8	1.2	1.0	2.6	2.7	1.2	1.4
Honduras	3.4	3.2	6.2	7.0	1.7	1.5	5.2	5.4	3.0	3.5
Mexico	0.8	0.7	1.2	1.4	6.7	6.0	3.3	3.4	3.4	3.9
Nicaragua	0.0	0.0	2.1	2.4	0.9	0.8	0.7	0.8	0.3	0.3
Panama	3.6	3.5	3.7	4.2	9.9	8.9	1.4	1.5	1.1	1.3
Paraguay	0.9	0.8	4.8	5.4	6.4	5.7	0.9	0.9	1.1	1.2
Peru	0.1	0.1	0.3	0.4	0.6	0.5	0.9	0.9	0.9	1.0
Uruguay	0.0	0.0	0.0	0.0	2.2	2.0	0.7	0.8	0.5	0.6
Other (1)	1.6	1.5	1.1	1.3	0.9	0.8	1.7	1.7	0.9	0.9
Total allowance for credit losses	$104.1	100.0%	$88.1	100.0%	$111.8	100.0%	$95.4	100.0%	$87.6	100.0%

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for loan losses, and loan commitments and financial guarantee contract losses, by type of borrower as of the dates indicated:

	As of December 31,
	2018		2017		2016		2015		2014
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$19.0	18.3	$17.2	19.6	$11.3	10.1	$16.5	17.3	$17.6	20.1
State-owned commercial banks	8.7	8.3	3.6	4.1	6.7	6.0	13.6	14.2	13.1	15.0
Central banks	0.0	0.0	0.0	0.0	0.7	0.6	0.0	0.0	1.3	1.4
State-owned organization	6.7	6.4	4.3	4.9	3.9	3.5	10.7	11.2	14.3	16.4
Private corporations	69.7	67.0	63.0	71.4	89.2	79.8	54.6	57.3	41.3	47.1
Total	$104.1	100.0%	$88.1	100.0%	$111.8	100.0%	$95.4	100.0	$87.6	100.0

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with IFRS as issued by the IASB.

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, investment properties, derivative financial instruments, investments and other financial assets at FVOCI. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

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

Allowance for losses

The allowances for losses on financial instruments are provided for losses derived from the credit extension process. The classification of the Bank’s Credit Portfolio for allowances for credit losses is determined by risk management guidelines and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. The Bank measures expected credit losses (ECLs) in a way that reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. In order to determine the ECLs the Bank uses Individually and Collectively evaluated methodologies to determine if there is objective evidence of impairment for financial Instruments. The Bank considers the following factors, among others, when measuring significant increase in credit risk:

-	Significant changes in internal indicators of credit risk as a result of a change in credit risk since inception.
-	Significant changes in external market indicators of credit risk for a financial instrument or similar financial instruments with the same expected life.
-	An actual or expected significant change in the financial instrument’s external credit rating.
-	Existing or forecast adverse changes in business, financial or economic conditions.
-	An actual or expected significant change in the operating results of the borrower.
-	An actual or expected significant adverse change in the regulatory environment, economic, or technological environment of the borrower.
-	Significant changes in the value of the collateral supporting the obligation.
-	Significant changes, such as reductions, in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECLs model.

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

The allowance for losses on financial instruments is provided for losses derived from the credit extension process inherent in the Loan Portfolio, investment securities, and loan commitments and financial guarantee contracts using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are made by debiting earnings. Expected credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.

The Bank measures expected credit losses in a way that reflects: (a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; (b) the time value of money; and (c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecast of future economic conditions.

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of expected credit losses recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month expected credit losses (Stage 1), which applies to all financial instruments (from initial recognition) as long as there is no significant deterioration in credit quality.

-	Lifetime expected credit losses (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a financial asset subsequently becomes credit-impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment (i.e., the gross carrying amount after deducting the impairment allowance). In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate the interest revenue on a gross basis.

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis) covers the Bank’s performing Credit Portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past due data, but other relevant credit information, such as forward looking macro-economic information.

Impairment losses on financial instrumets

Impairment on financial assets is assessed based on numerous factors and its relative importance varies on a case-by-case basis. Factors considered in determining whether there has been a negative impact on the estimated future cash flows of a financial asset include: significant financial difficulties of the issuer; high probability of default; granting a concession to the issuer; disappearance of an active market due to financial difficulties; breach of contract, such as default or delays in interest or principal; and observable data indicating that there is a measurable decrease in estimated future cash flows since initial recognition.

The Bank assesses individually all credit-impaired loans at amortized cost at each reporting date to assess whether an impairment loss should be recorded in profit or loss. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results may differ, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are evaluated together with all loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident. The collective assessment takes into account data from the Loan Portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.) and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

The Bank reviews its debt securities classified as investments at fair value through OCI and investments at amortized cost at each reporting date to assess whether they are impaired. This requires similar judgment as is applied to the individual assessment of the investment securities. The Bank records impairment charges when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates, among other factors, historical price movements and duration and the extent to which the fair value of an investment is less than its cost.

Judgments for Forward Looking

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition. This is done through a rating model which includes projections of the inputs under analysis, and of the expected credit loss measurement. The Bank aggregates a forward-looking view component through a model alert that estimates a severity indicator of the total expected risk resulting from the estimations and assumptions of several macroeconomics factors.

The principal macroeconomics variables of the severity indicator are: GDP Growth (Var%), CoMex Growth (Var%), Commodities Price Index 2005 = 100, FED interest rate (%), USD vs Global Currencies Index 1973 = 100, and PMI Index, among others.

The main assumptions of those estimates are based on:

-	The Bank’s results may be affected by changes in global economic conditions.
-	General political, economic and business conditions in Latin American, and other regions, countries or territories in which we operate.
-	Changes in applicable laws and regulations.
-	The monetary, interest rate and other policies of central banks of Latin American.
-	Changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation.
-	The effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation.
-	Our ability to hedge certain risks economically.
-	Changes of risk perception in the markets in which the Bank operates.
-	A prolonged downturn in global debt capital markets stemming from credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding.
-	Our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use and force majeure and other events beyond our control.

In addition, the sensitivity in a downturn or upgrade adjustment of any variable will impact directly in the result of the expected risk severity index of the alert model.

Fair Value Valuations

In order to value an instrument there are several approaches that can be used. The fair value is represented by the present value of cash flows of each instrument. For those instruments categorized as a Level 1 in the Fair Value Hierarchy, valuations can be obtained by using observable market quotes/prices in active markets. The definition of an active market depends on an individual criteria on trading frequency and traded volume.

The data input for instruments categorized as a Level 2 are different from quoted prices included in Level 1. The Level 2 data input may include the following elements:

1.	Observable prices/quotes in a non-active market.
2.	Observable prices/quotes derived from similar instruments.
3.	Other data input observable in the markets as for example: interest rates, credit differentials and others. An adjustment to Level 2 data input that may be significant can cause changes in the fair value hierarchy to Level 3.

For Level 3 instruments, data input is not observable in the market. In order to derive fair valuations, data input may reflect assumptions on the pricing and risk inputs.

The entity may develop non observable data input using the best available information in those circumstances.

Level 3 Financial Instrument Valuations

In order to value an instrument, exposure, the time and discount curve are required.

The exposure is calculated based on client contractual nominal exposure at maturity. The time is the time fraction measured in years from valuation date until maturity.

If no discount curve is available from public information, the yield would be derived from a peer’s public information. The yield will then be adjusted by taking into account capital and debt structure and a premium for liquidity in emerging markets. This premium takes into account Bladex view on similar business trades. The present value of the exposure at maturity represents the fair value of the instrument.

Recent Accounting Pronouncements

IFRS 16 “Leases” (“IFRS 16”) was issued in January 2016 and replaced IAS 17 “Leases”. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto a lessee’s statement of financial position, providing a more complete picture of the lessee’s assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or financial leases, treating all leases as financial leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. The Bank will apply IFRS 16 initially on January 1, 2019, using a modified retrospective approach. The Bank will apply IFRS 16 to all contracts entered into before January 1, 2019 and that identified as leases in accordance with IAS 17 and IFRIC 4. On the basis of available information, the Bank estimates that on January 1, 2019, it will recognize lease liabilities for $20.8 million and right-of-use assets for $17.2 million.

For information regarding the Bank’s basis of preparation, significant accounting policies and future changes in accounting policies, see Item 18, “Financial Statements,” notes 2, 3 and 3.2.22, respectively. Additionally, for information regarding the Bank’s fair value of financial instruments, see Item 18, “Financial Statements,” note 26.

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

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, by adopting an LCR methodology referencing the Basel Committee guidelines. The Bank also monitors the stability of its funding base in alignment with the principles established by Basel’s Net Stable Funding Ratio.

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

The following table shows the Bank’s liquid assets by principal geographic area as of December 31 of each year:

	As of December 31,
	2018	2017	2016
	(in $ millions)
United States of America	$1,650	$612	$591
Other O.E.C.D. countries	50	0	409
Latin America	6	7	8
Total	$1,706	$619	$1,008

The Bank’s liquid assets, mostly in the form of cash and cash equivalents, totaled $1,706 million as of December 31, 2018, compared to $619 million as of December 31, 2017. Year-end liquidity balances were above historical levels as the Bank scheduled its funding sources in anticipation of a potential temporary decline in its deposit base which ended-up reverting toward year-end 2018. Consequently, the liquid assets to total assets ratio amounted to 22% as of December 31, 2018, compared to 10% as of December 31, 2017, while at these same dates, the liquid assets to total deposits ratios were 57% and 21%, respectively. As of December 31, 2018, $1,648 million, or 97%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $609 million, or 98%, as of December 31, 2017.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits), which as of December 31, 2018 and 2017 amounted to $725 million and $478 million, respectively; representing 24% and 16% of the Bank’s total deposits, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2018 and 2017, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,688 million and $3,746 million, respectively. As of December 31, 2018 and 2017, it had an average original term to maturity of 226 and 203 days, respectively, and an average remaining term to maturity of 118 days and 112 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,197 million and $1,872 million as of December 31, 2018 and 2017, respectively. Of that amount, $98 million and $86 million corresponded to the Bank’s investment securities as of December 31, 2018 and 2017. The remaining $2,099 million and $1,786 million in medium-term assets corresponded to the Bank’s Loan Portfolio as of December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the medium-term assets had an average original term to maturity of three years and nine months and four years, respectively; and an average remaining term to maturity of one year and ten months (688 days), and one year and nine months (655 days), respectively.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Stable	Negative	Negative

Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s Issuer Default Rating (“IDR”) of “BBB+” from Fitch has been unchanged since July 31, 2012, with the most recent confirmation on July 12, 2018, with a stable outlook.

Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the most recent affirmation of the Bank’s credit ratings on October 29, 2018. The outlook remained negative from Moody’s.

Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the Bank’s credit ratings last confirmed on April 4, 2019. The outlook was revised to negative from stable.

Critical factors supporting the Bank’s investment-grade credit ratings mainly include its prudent risk management, its historically solid asset quality and financial performance, stable funding structure and solid tier one capitalization. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

Funding Sources

The Bank’s principal sources of funds are deposits and, to a lesser extent, borrowed funds and floating and fixed rate placements of securities. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend on economic and market conditions. The following table shows the Bank’s funding distribution as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(in percentages)
Deposits	45.5%	57.0%	46.3%
Securities sold under repurchase agreements	0.6	0.0	0.0
Short-term borrowings and debt	31.0	20.9	24.3
Long-term borrowings and debt, net	22.9	22.1	29.4
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued public debt in Mexico and Japan. The Bank has also placed private issuances of debt in the United States and in different markets of Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2018, 74% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state owned banks as of December 31, 2018, 2017 and 2016, was 35 days, 83 days and 72 days, respectively. As of December 31, 2018, deposits from the Bank’s five largest depositors, all of which were central and state-owned banks in the Region, represented 49% of the Bank’s total deposits, compared to 44% as of December 31, 2017.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2018	2017	2016
		(in $ millions)
Argentina	$142	$142	$135
Barbados	25	0	0
Bermuda	0	0	0
Bolivia	26	0	1
Brazil	379	384	151
Cayman Island	0	0	25
Colombia	30	44	3
Costa Rica	133	138	130
Dominican Republic	21	2	72
Ecuador	522	217	804
El Salvador	0	34	24
France	1	4	0
Germany	130	77	77
Guatemala	34	71	71
Haiti	61	60	70
Honduras	128	176	153
Mexico	300	300	100
Multilateral	151	101	0
Netherlands	18	34	15
Nicaragua	190	268	98
Panama	391	437	404
Paraguay	268	337	400
Switzerland	0	0	1
Trinidad and Tobago	20	70	19
United Kingdom	0	0	1
United States of America	1	33	2
Venezuela	0	0	47
Total	$2,971	$2,929	$2,803

Short-Term Borrowings and Debt, and Repos

The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the financial statements. As of December 31, 2018, the Bank had outstanding Repos for $40 million, compared to no outstanding Repos as of December 31, 2017 and 2016.

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

Short-term borrowings are made available to the Bank on an uncommitted basis for the financing of trade-related loans as well as for general business purposes.  The Bank’s short- and medium-term borrowings mainly come from international correspondent banks from the United States, Japan, Canada, Europe and multilateral organizations.

As of December 31, 2018, short-term borrowings and debt totaled $2,021 million, an 88% increase compared to $1,073 million as of December 31, 2017, as the Bank resorted to alternative funding sources in anticipation of a potential temporary decline of its deposit base by year-end. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2018 was 146 days, compared to 137 days as of December 31, 2017.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and Repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2018	2017	2016
	(in $ millions, except percentages)
Short-term borrowings, debt and Repos
Advances from banks and financial institutions	$2,021	$1,073	$1,470
Securities sold under repurchase agreements	40	0	0
Total short-term borrowings, debt and Repos	$2,061	$1,073	$1,470

Maximum amount outstanding at any month-end	$2,061	$1,073	$1,984
Amount outstanding at year-end	$2,061	$1,073	$1,470
Average amount outstanding during the year	$1,123	$710	$1,449
Weighted average interest rate on average amount outstanding	2.98%	1.66%	1.12%
Weighted average interest rate on amount outstanding at year end	2.93%	2.16%	1.11%

Long-term borrowings and debt

Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Japan and Mexico and a private placement in the U.S.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2018, gross long-term borrowings and debt increased 31% to $1,501 million, from $1,143 million as of December 31, 2017, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2018, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years (735 days), compared to two years and two months (808 days) as of December 31, 2017.

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2018	2017	2016
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,501	$1,143	$1,782
Maximum amount outstanding at any month-end	$1,501	$2,010	$2,054
Net average amount outstanding during the year	$1,245	$1,478	$1,881
Weighted average interest rate on average amount outstanding	4.09%	3.43%	2.84%
Weighted average interest rate on amount outstanding at year end	4.35%	3.60%	2.98%

(*) Gross of prepaid commissions of $3.5 million, $4.2 million and $5.1 million as of December 31, 2018, 2017 and 2016, respectively.

Global syndicated loans provide a vehicle to access new sources of financing. In August 2018, the Bank increased a syndicated loan previously launched in February 2016 to $175 million, from $156 million, and the maturity of the syndicated loan was extended to August 2021.

In March 2017, the Bank closed a $193 million syndicated loan with a focus on Asia, which was broadly oversubscribed. The maturity of the syndicated loan was extended up to four years. The lenders on the syndicated loan were a mix of the Bank’s existing lenders and new lenders from Japan, Taiwan, Korea and the U.S.

In February 2016, the Bank increased the amount and extended the maturity of its global syndicated loan previously launched in 2014. In April 2016, the Bank launched its third public issuance in Mexico in the amount of MXN1.5 billion (one and a half billion Mexican Pesos), and in June 2016 the Bank issued its first bond in the Tokyo Pro-Bond market for the amount of JPY8 billion (eight billion Japanese Yen).

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2018, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2012, the Bank established a short- and long-term notes program (the “Mexico Program”) in the Mexican local market, registered with Mexican National Registry of Securities (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. The Mexico Program had an effective duration of five years and the Bank is currently in the process of reestablishing a new program. As of December 31, 2018, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN1.5 billion (one and a half billion Mexican Pesos) issued in April 2016 and matured in April 2019.

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2018, the Bank issued $164.5 million in new private placements; and as of December 31, 2018, private issuances through its Euro Medium-Term Note Program amounted to $250 million, placed in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond due in May 2020 issued pursuant to Rule 144A/Regulation S with a total principal amount of $350 million as of December 31, 2018.

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

Cost and Maturity Profile

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2018:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$322	2.96%
Due in 31 to 90 days	260	3.00%
Due in 91 to 180 days	50	2.92%
Due in 181 to 365 days	103	3.25%
Total	$735	3.01%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$15	8.64%
Due in 31 to 90 days	314	3.20%
Due in 91 to 180 days	175	2.98%
Due in 181 to 365 days	776	3.12%
Total	$1,280	3.18%

Short-term placements at fixed interest rate
Due in 91 to 180 days	$3	2.83%
Total	$3	2.83%

Short-term placements at floating interest rate
Due in 31 to 90 days	$43	9.14%
Total	$43	9.14%

Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	6.34%
Due in 31 to 90 days	2	6.39%
Due in 91 to 180 days	17	2.84%
Due in 181 to 365 days	4	6.74%
Due in 1 through 6 years	40	4.23%
Total	$64	4.07%

Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	$1	9.52%
Due in 181 to 365 days	84	4.46%
Due in 1 through 6 years	738	4.11%
Total	$823	4.16%

Medium and long-term placements at fixed interest rate
Due in 91 to 180 days	$73	0.46%
Due in 181 to 365 days	0	0.00%
Due in 1 through 6 years	430	3.34%
Total	$503	2.92%

Medium and long-term placements at floating interest rate
Due in 91 to 180 days	$76	9.19%
Due in 181 to 365 days	0	0.00%
Due in 1 through 6 years	35	3.78%
Total	$111	7.49%
Grand Total	$3,562	3.56%

(*) Gross of prepaid commissions of $3.5 million as of December 31, 2018.

Cash flows

Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2018, 2017 and 2016.

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

For the year ended December 31, 2018, net cash used by operating activities was $174 million, mainly attributable to a net increase of $305 million in loans, and partially offset by the cash provided from the $104 million net difference from the interest the Bank received and paid during the year.

For the year ended December 31, 2017, net cash provided by operating activities was $716 million, mainly attributable to a net decrease of $479 million in loans, along with a $126 million net increase due to depositors, $132 million net difference from the interest the Bank received and paid, and the $82 million of profit for the year.

For the year ended December 31, 2016, net cash provided by operating activities was $784 million, mainly attributable to a net decrease of $650 million in loans, along with $155 million net difference from the interest the Bank received and paid, and the $87 million of profit for the year.

Cash flows from investing activities

The Bank’s investing activities include the portfolio of securities at FVOCI and at amortized cost, as well as the cash used on acquisition or proceeds from disposal of equipment and leasehold improvements, and intangible assets. Investing activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities and demand, market conditions, and business strategies.

For the year ended December 31, 2018, net cash used in investing activities was $22 million, primarily as a result of the $37 million cash used in the purchases of securities at FVOCI and amortized cost, which was partially offset by the $10 million proceeds from securities maturing during 2018.

For the year ended December 31, 2017, net cash provided by investing activities was $10 million, primarily from $9 million in net proceeds from sales and purchases of securities at FVOCI, and $8 million net proceeds from maturities and purchases of securities at amortized cost, partially offset by the $6 million used in acquisitions of equipment and leasehold improvements, and intangible assets.

For the year ended December 31, 2016, net cash provided by investing activities was $148 million, primarily from $210 million in proceeds from the sale and redemptions of securities at FVOCI, and $54 million in proceeds from the maturity of securities at amortized cost, partially offset by purchases of $84 million and $25 million of securities at FVOCI and at amortized cost, respectively.

Cash flows from financing activities

The Bank’s financing activities primarily reflect cash flows related to raising funds from short-term borrowings and debt from international correspondent banks, and proceeds from, and repayments of, long-term borrowings and debt through bilateral or syndicated borrowing facilities, as well as issuances in the capital markets.

For the year ended December 31, 2018, the net cash provided by financing activities was $1,282 million, which was primarily the result of the $950 million net increase in short-term borrowings and debt and $609 million in proceeds from long-term borrowings and debt, which was partially offset by the repayment of $256 million in long-term borrowings and debt, and $62 million paid as cash dividends.

For the year ended December 31, 2017, net cash of $1,115 million was used in financing activities, mostly the result of $664 million in net cash flow from the repayments of and proceeds from long-term borrowings and debt, a $396 million net decrease in short-term borrowings and debt, and $61 million paid as cash dividends.

For the year ended December 31, 2016, net cash of $1,192 million was used in financing activities, mostly the result of a $1,075 million net decrease in short-term borrowings and debt and Repos, $58 million net cash flow that resulted from the repayments of and proceeds from long-term borrowings and debt, and $60 million paid as cash dividends.

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

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2018. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and cash equivalents	$1,746	$1,746	$0	$0	$0	$0	$0
Securities and other financial assets (1)	107	0	22	6	16	63	0
Loans(1)	5,778	1,572	2,494	1,259	332	121	0
Total interest-earning assets	7,631	3,318	2,517	1,265	348	184	0
Non-interest earning assets, allowance for credit losses and other asset	(22)	0	0	0	0	0	(22)
Total assets	7,609	3,318	2,517	1,265	348	184	(22)

Interest-bearing liabilities
Deposits	2,971	2,080	425	285	181	0	0
Securities sold under repurchase agreements	40	0	12	0	28	0	0
Borrowings and debt (2)	3,522	1,362	1,658	87	234	181	0
Total interest-bearing liabilities	6,533	3,441	2,094	373	443	181	0
Non-interest-bearing liabilities and other liabilities	83	0	0	0	0	0	83
Total liabilities	6,616	3,441	2,094	373	443	181	83
Total Stockholders’ equity	994	0	0	0	0	0	994
Total liabilities and stockholders’ equity	7,609	3,441	2,094	373	443	181	1,077
Interest rate sensitivity gap	0	(123)	422	893	(95)	2	(1,099)
Cumulative interest rate sensitivity gap	-	(123)	299	1,192	1,096	1,099	0
Cumulative gap as a % of total interest-earning assets	-	-2%	4%	16%	14%	14%	0%

(1) Gross of interest receivable and allowance for losses.

(2) Gross of prepaid commissions.

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

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity

The following table presents information regarding the Bank’s capital position as of the dates indicated:

	As of December 31,
	2018	2017	2016
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(61,076)	(63,248)	(69,176)
Additional paid-in capital in excess of value assigned to common stock	119,987	119,941	120,594
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	129,254	62,459
Retained earnings	423,050	479,712	525,048
Other comprehensive income (loss)	420	1,963	(2,801)
Total equity	$993,590	$1,042,812	$1,011,314

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2018, total equity decreased to $994 million, compared to $1,043 million as of December 31, 2017 and $1,011 million as of December 31, 2016. Total equity decreased $49 million, or 5%, during the year ended December 31, 2018, primarily due to lower profits totaling $11 million in 2018, while the Bank maintained a level of dividends similar to prior years at $1.54 per share, representing a total of $61 million, denoting a strong dividend pay-out ratio during 2018.

Total equity increased $32 million during the year ended December 31, 2017, primarily due to: (i) a $21 million increase in retained earnings, mostly due to an $82 million profit for the year ended December 31, 2017, which was partially offset by the $61 million cash dividend declared in 2017, and (ii) a $5 million positive variation in accumulated other comprehensive income, mostly resulting from reclassification adjustments for losses on derivative financial instruments, and exchange difference in conversion of foreign operating currency.

Capital reserves are established as an appropriation of retained earnings and, as such, are a form of retained earnings.  Capital reserves are intended to strengthen the Bank’s capital position.  Reductions of these reserves for purposes such as the payment of dividends require the approval of the Board and the Superintendency.

For the Bank’s expected credit reserves under IFRS 9, the line “Regulatory Reserves” established by the Superintendency has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendency to comply with the requirements of Rule No. 4-2013.

As of December 31, 2018 and 2017, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency was $136.0 million and $129.3 million, respectively, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2018, the capital ratio of total equity to total assets was 13.1%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 18.1%, compared to 16.6% and 21.1%, respectively, as of December 31, 2017. The 2018 leverage ratio was 7.7x compared to 6.0x in 2017.

As of December 31, 2018, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 17.1%, compared to 18.7% as of December 31, 2017.

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition:

•	The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business;
•	The Region may be impacted by weaker currencies against the U.S. dollar given concerns about continual rate increases. Any U.S. monetary tightening, in conjunction with rising inflation, could prompt many of the Region’s central banks to tighten monetary policy. The resulting increased interest rates would lead to weaker asset quality because borrowers’ repayment capacity might be reduced, which could likely lead to an increase in credit-impaired loans;
•	In Mexico, the USMCA was signed on November 30, 2018, but it still requires legislative approval in all three countries in order for the treaty to become law and make the new agreement binding. For the USMCA to be implemented, several events must occur, such as legislative approval and mexican labor law reform. There is a possibility that USMCA renegotiations may be discontinued and/or that the U.S. may withdraw from negotiations or from NAFTA itself. Any such event could impact investor confidence, as well as levels of investment and consumption, both in Mexico and throughout the Region. The Bank is unsure of how its business and the Region would be impacted by these events;
•	Diverging monetary stimulus policies in certain important global economies, most importantly any policy shift that may disrupt trade, remittances, or foreign restrictions derived from the U.S. administration’s policy agenda, could result in greater disparity of global interest rates, leading to possible changes in global capital flows. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have a material adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations;

•	Changes of risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•	A prolonged downturn in global debt capital markets stemming from credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding. Furthermore, de-risking by global banks may reduce lender access to cross border payment processing, and to lower fund inflows into the Region.

Year 2018

Bladex’s profit for the year 2018 totaled $11.1 million, or $0.28 per share, compared to $82.0 million, or $2.09 per share for the year 2017. Bladex’s decrease in profits during 2018 was mainly impacted by: (i) the $57.5 million impairment losses on financial instruments, primarily associated with provisions for credit losses on an increased level of credit-impaired loans, mainly related to a single credit in the sugar industry in Brazil, (ii) the $10.0 million impairment losses on non-financial assets associated with losses on investment properties and other non-financial assets related to credit restructurings, as well as to the disposal of obsolete technology, in line with the Bank’s objective to optimize its operating platform, and (iii) the $10.7 million decrease in total revenues, mainly resulting from lower net interest income (-8%) on narrower net interest margin (-14 basis points), attributable to decreased lending spreads on a relatively stable level of average loan balances (+1%). Narrower lending spreads reflect the shift in the focus of the Bank’s portfolio toward higher quality borrowers, including financial institutions, sovereign and state-owned entities and top tier corporate clients.

The Bank’s net interest income totaled $109.7 million for the year ended December 31, 2018, compared to $119.8 million during the year ended December 31, 2017. The $10.1 million, or 8% decrease in net interest income during 2018 was mainly attributable to a 14 basis point decline in NIM. The decrease in NIM relates to narrower net lending spreads due to the origination of higher quality loans in 2018. Lower lending spreads were partially offset by the net positive effect of an increasing interest rate environment on the repricing of the Bank’s assets and liabilities. Due to the short-term nature of its loan portfolio, the Bank maintains a narrow interest rate gap structure and is able to pass along LIBOR-based market rate increases in its funding to its asset base.

The Bank was able to consolidate its commissions income, which remained relatively stable at levels above $17 million during 2018, significantly contributing to its goal of diversifying revenue streams. This was made possible due to the performance of the traditional letters of credit business and the Bank’s role as a relevant player in loan structuring and syndication activities in the Region. During 2018, the Bank successfully closed seven facilities for a total of $847 million, demonstrating once again its capacity to provide solutions to clients across the Region and consolidating its key role of supporting Latin American financial institutions and corporations in their growth and expansion plans.

ROAE stood at 1.1% for 2018, compared to 8.0% for 2017, as a result of lower profits for 2018 on the back of higher impairment losses. As of December 31, 2018, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 18.1%, compared to 21.1% as of December 31, 2017. The 2018 leverage ratio was 7.7x compared to 6.0x in 2017.

The Bank’s 2018 efficiency ratio reached 38%, compared to 34% for the year 2017, as the Bank reported lower profits and operating expenses increased by 4% in 2018, mainly attributable to non-recurring expenses incurred in 2018 from personnel restructurings and from the streamlining of processes and of technological infrastructure, in the Bank’s efforts to optimize its operating infrastructure. The Bank’s operating expenses to average assets ratio was 76 basis points in 2018, compared to 72 basis points in 2017.

The weighted average funding cost for the year ended December 31, 2018 was 2.76%, compared to 1.95% for the year ended December 31, 2017, an increase of 81 basis points, mainly reflecting higher LIBOR-based market rates, which was partly offset by lower funding spreads.

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

Fees and commissions amounted to $17.5 million for the year ended December 31, 2017, compared to $14.3 million for the year ended December 31, 2016. The $3.2 million, or 22%, increase was primarily driven by the upward trend in fee generation from the Bank’s structuring and syndication activities, with seven closed transactions in 2017 resulting in fees totaling $6.6 million, and from strong annual growth of $3.0 million in fee income from the Bank’s letters of credit business, due to a more diversified letter of credit client base, and the Bank’s focus on deepening its participation in the trade value chain.

ROAE reached 8.0% for 2017, compared to 8.8% for the year 2016, as a result of lower profits for 2017 and an increased capitalization level, with a Tier 1 Basel III Capital Ratio of 21.1% as of December 31, 2017, compared to 17.9% as of December 31, 2016.

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

As of December 31, 2018, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2018	2017	2016
	(in $ thousands)
Documentary letters of credit	$218,988	$273,449	$216,608
Stand-by letters of credit and guarantees – Commercial risk	179,756	168,976	176,177
Total off-balance sheet arrangements	$398,744	442,425	392,785
Credit commitments	103,143	45,578	10,250
Total loan commitments and financial guarantee contracts	$501,887	$488,003	$403,035

Fees and commission income from off-balance sheet arrangements amounted to $13 million for the year ended December 31, 2018, compared to $11 million and $9 million for the years ended December 31, 2017, and 2016, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2018, total allowance for loan commitments and financial guarantee contracts losses amounted to $3 million, compared to $7 million as of December 31, 2017 and $6 million as of December 31, 2016.

F.	Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2018.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$2,971	$2,971	$0	$0	$0
Repos	40	40	0	0	0
Short-term borrowings and debt	2,021	2,021	0	0	0
Long-term borrowings and debt (1)	1,501	257	1,047	137	60
Accrued interest payable	26	26	0	0	0
Future contractual interest payable, not yet accrued (2)	171	41	88	24	18
Leasehold obligations (3)	17	2	4	4	7
Total contractual obligations	$6,747	$5,358	$1,139	$165	$85

(1)	Gross of prepaid commissions of $3.5 million as of December 31, 2018. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2018 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.
(3)	Operating lease commitments result primarily from cancellable rental agreements for properties; the amounts in the above table are calculated based on current rental agreements. The total amount of expenses recognized in connection with such leases in 2018 is $2.4 million.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (4)	$229	$229	$0	$0	$0
Stand-by letters of credit	179	179	0	0	0
Guarantees	1	1	0	0	0
Other commercial commitments	103	36	17	50	0
Total Commercial Commitments	$512	$445	$17	$50	$0

(4)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $9.7 million as of December 31, 2018.

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

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer	Brazil	Director	2022	2010	55
Banco Patagonia, Argentina
José Alberto Garzón Gaitán
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia	Colombia	Director	2020	2017	48
Javier González Fraga
Chairman
Banco de la Nación Argentina	Argentina	Director	2020	2017	70

CLASS E
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2022	2016	58
Herminio A. Blanco
President
IQOM, Mexico	Mexico	Director	2022	2004	68
Mario Covo
Founding Partner
DanaMar LLC, United States	United States	Director	2020	1999	61
Miguel Heras Castro
Managing Director	Panama	Director	2021	2015	50
Inversiones Bahia Ltd., Panama
Roland Holst
Board Member	Paraguay	Director	2022	2017	49
Sudameris Bank, Paraguay

ALL CLASSES OF COMMON STOCK (1)
Gonzalo Menéndez Duque
Director		Chairman of the
Banco de Chile, Chile	Chile	Board	2021	1990	70
N. Gabriel Tolchinsky
Chief Executive Officer
Bladex, Panama	Argentina	Director	2021	2018	57

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has also served as Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, Director of Banco Patagonia Uruguay since 2011 and Director of ADEBA, Asociación de Bancos Argentinos since 2014. Mr. Pecego was President of Grupo Brasil from 2015 to 2017 and Director of Visa Argentina, from 2012 to 2017. Mr. Pecego was also Vice President of Banco Patagonia, Argentina, from 2011 to 2014. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Manager of the main agencies in the State of São Paulo, Commercial Superintendent in the South Region of Brasil and Executive Manager responsible for Projects and Corporate Financing and Mr. Pecego was Regional General Director – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, a postgraduate degree in Business Management from Instituto São Luiz, São Paulo, an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro , (PUC). Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, as Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department from 2000 to 2003 and Attorney in the Legal Department from 1995 to 2000. Mr. Garzón has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito in Colombia since 2000. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia in 1995 and General Manager of Servibolsa Ltda. Servicios Inmobiliarios from 1993 to 1995. He is currently a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and previously taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia from 1996 to 2004. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School of Government. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, trade finance qualify him to serve on the Board.

Javier González Fraga has served as a Director of the Board since 2017. Mr. González Fraga has served as the Chairman of Banco de la Nación Argentina since 2017. He was a candidate for Vice President of Argentina in 2011. Mr. González Fraga served as Chairman of the Central Bank of Argentina on two occasions between 1989 and 1991, and as Vice President of the Buenos Aires Stock Exchange from 1994 to 1999. Mr. González Fraga was a Director of the Argentine Institute of Capital Markets from 1992 to 1999 and a member of the Board of Public Companies in Argentina in 1987. In 1998, Mr. González Fraga was recognized by Konex as Best SMES Entrepreneur of the Decade, in his capacity as Founder of the dairy company La Salamandra S.A., Argentina. He was a Professor at UCA Pontificia Universidad Católica Argentina from 1973 to 2000. Mr. González Fraga holds a Bachelor’s degree in Economics from UCA and is a Ph.D. candidate, having various papers and books published. Mr. González Fraga’s business background and financial expertise qualify him to serve on the Board.

Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is a senior partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. Mr. Arango is a member of the Latin American Business Council (CEAL) and represents his firm before Lex Mundi, the largest network of independent law firms in the world. From 1985 to 1987, Mr. Arango worked at White & Case in New York. From 1987 to 1995, Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs and provides access to one of the most complete databases of international trade flows and regulations. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the North American Free Trade Agreement (“NAFTA”). Dr. Blanco has been a member of the board of directors for CYDSA since 2004 and of Fibra Uno since 2011, and he is chairman of Arcelor-Mittal Mexico. He has also been a member of the Trilateral Commission since 2001. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations and Chief Negotiator NAFTA from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, with the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003, and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in economics from Instituto Tecnológico de Estudios Superiores de Monterrey, a Ph.D. in economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and Founding Partner of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Miguel Heras Castro has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Managing Director and as a member of the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications markets. He currently leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors since 2007. Mr. Heras has served as Vice President of the board of the Panama Food Bank since 2015, as Director of the Biodiversity Museum from 2008 to 2014, and Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions, and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor’s Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

Roland Holst has served as a Director of the Board since November 1, 2017 when he was designated to fill the vacancy created by the retirement of Ms. Maria da Graça França. Dr. Holst was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst has served as a board member of Sudameris Bank, Paraguay since 2017 and served as a Director of the Board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, California from 2006 to 2007. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager from 1997 to 2001 and was General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990, and as Chairman of the Board for two different terms, from 1995 to 1998, and again from 2002 to present. Mr. Menéndez Duque is currently a Director of the Luksic Group in Chile, which includes Banco de Chile, Compañía Sudamericana de Vapores, S.A. and Quiñenco S.A. and Vice Chairman of Fundación A. Luksic A. and Fundación Educacional Luksic. In addition, he serves as Chairman of Inversiones Vita S.A. and Director of Banchile Seguros de Vida S.A. Mr. Menéndez Duque served as Chief Executive Officer of Antofagasta plc, a company listed on the London Stock Exchange and has served as a member of its board since 1985. He also served as a member of the Superior Council of Universidad de Antofagasta, as well as a member of the Superior Council and the board of Centro de Estudios Públicos CEP (non-profit Chilean educational foundation) and Consejo de la Fundación Corporación de Ayuda al Niño Limitado COANIL. Mr. Menéndez Duque was a professor at the Faculty of Economics and Graduate Program of Universidad de Chile. Mr. Menéndez Duque was commended in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate, in recognition of his career and contributions to society in the business and entrepreneurial sectors of Chile and was awarded the “Excelencia 90” Prize, as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. Mr. Menéndez Duque holds a Bachelor’s degree in business administration and accounting, with honors, from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member of different companies, qualify him to serve on the Board.

N. Gabriel Tolchinsky has served as Chief Executive Officer and Member of the Board of Directors since April 2018. Mr. Tolchinsky joined Bladex as Chief Operating Officer – Executive Vice President in May 2017, after serving as an External Consultant since 2014, and was appointed Deputy Chief Executive Officer in February 2018. In 2013, he was a founding partner and Chief Administrative Officer of Maritime Finance Company Ltd., specializing in maritime finance. Mr. Tolchinsky was also a founding partner of Helios Advisors LLC investment funds from 2002 to 2013, which focused on commodity-related companies; the Chief Operating Officer of FinAccess International Inc., from 2000 to 2002, a Mexican investment fund management company; as well as a founding partner of Columbus Advisors LLC from 1995 to 2000, a fund specializing in fixed income instruments in emerging markets, where he also served as Portfolio and Risk Manager. He previously held various positions in investment banking on Wall Street, New York, from 1985 to 1995, including Producing Manager of Emerging Markets Fixed Income Sales at Merrill Lynch from 1991 to 1995. Mr. Tolchinsky holds a Bachelor of Science degree in Mathematical Sciences from Tel Aviv University, Israel, as well as a Master of Science (Operations Research) degree and a Master of Arts (Statistics) degree, both from Columbia University, New York. Mr. Tolchinky’s extensive business experience, as well as his leadership and managerial experience, qualifies him to serve on the Board.

See Item 10, “Additional Information – Memorandum and Articles of Association” for a description of the shareholders’ voting rights with respect to the election of directors.

Executive Officers

The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
N. Gabriel Tolchinsky	Chief Executive Officer	Argentina	57
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	47
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	43
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	52
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	54
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	42
Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	46
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	45

N. Gabriel Tolchinsky is the only executive officer who serves as a member of the Board. A summary of Mr. Tolchinsky’s experience is set forth above under “Directors.”

Erica Lijtztain was appointed Executive Vice President, Chief Operating Officer in February 2018, and has served as Senior Vice President, Corporate Services, since June 2017. She previously served in various capacities for Banco Patagonia, S.A. in Argentina: Executive Manager – Risk Management from 2015 to 2017, Budget and Information Manager from 2008 to 2015, Manager – Special Projects from 2003 to 2008, and Manager – Commercial Planning and Control from 2001 to 2003. Ms. Lijtztain is a Certified International Investment Analyst, and holds a Master’s degree in Business Administration from University Torcuato di Tella, Argentina, and a Bachelor’s degree in Economic Science – Actuary from University of Buenos Aires, Argentina.

Alejandro Jaramillo was appointed Executive Vice President, Chief Commercial Officer of the Bank on May 1, 2017. Mr. Jaramillo joined the Bank in 2012, working in the Bank’s Treasury department as the Head of Funding. In 2013, he became the Head of Loan Structuring & Distribution, spearheading the growth and development of the Bank’s Loan Syndication business and the purchase and sale of loans in the secondary market. Prior to joining the Bank, Mr. Jaramillo spent nine years at BNP Paribas, both in New York and in Bogota, Colombia. At BNP Paribas, he contributed to the development of the bank´s Commodity Structured Finance business in Latin America, and he was a Director in the bank’s Corporate & Investment Banking unit. Before that, he worked at Standard Chartered Bank as a credit analyst in their Bogota, Colombia office as well as in the Global Commodity Finance unit in New York. Mr. Jaramillo has a Bachelor´s degree in Industrial Engineering from Universidad de los Andes - Bogota, Colombia, and an MBA from Columbia University in New York.

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer of the Bank since December 2017. She also served in various capacities within the Bank since 1990, including as Senior Vice President of Finance and the alternate to the Chief Financial Officer from 2014 to 2017, Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance area since 1994. Mrs. Méndez served as Commercial Relationship Manager at the Bank from 1991 to 1993 and as an Economist from 1990 to 1991. Mrs. Méndez holds a Bachelor’s degree in Business and Economics with a specialization in Economics and Mathematics, graduating Magna Cum Laude from Albertus Magnus College, New Haven, Connecticut, U.S.

Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President, Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving his last two years as Head of Financial Planning. Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor´s degree in Accounting from University of Buenos Aires, Argentina.

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management of the Bank since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni has served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, completed a fintech program at Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU’s Stern School of Business, an MBA from the University of Louisville, a Bachelor’s degree in Business Administration from the University of Buenos Aires in Argentina and qualified as a Certified Public Accountant.

Jorge Luis Real was appointed Executive Vice President, Legal in February 2018. He has served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018, and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Vice President, Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University. He holds a Master’s degree in Commercial and Corporative Law from Université Panthéon-Assas (Paris II) and a Bachelor’s degree in Law and Political Science from Universidad Católica Santa María La Antigua in Panama.

Jorge Córdoba joined the Bank as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director – Internal Audit LATAM for Credit Andorra Financial Group from 2013 to 2017, where he supervised from Panama the internal audit of the Group business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami. Between the years 2002 and 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University and is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology, Ontario, Canada.

B.	Compensation

Compensation of Executive Officers and Directors

The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee recommended to the Board that the discussion be included in the proxy statement for the Annual Shareholders’ Meeting held April 17, 2019 (commonly referred to as the “say on pay” proposal).

Compensation Consultant

The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2018, the Compensation Committee did not retain or obtain the advice of any compensation consultant.

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

During the fiscal year ended December 31, 2018, the aggregate amount of cash compensation paid by the Bank to the executive officers employed in the Bank’s Corporate Headquarters for their services was $1,013,379.

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

On February 6, 2018, the Bank granted to current executive officers 23,412 restricted stock units corresponding to 2017 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 6, 2019, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2018, the compensation cost charged against the Bank’s 2018 income in connection with these restricted stock units was $271,734. The total remaining compensation cost of $308,886 will be charged over a period of 2.9 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2018, the Bank charged to salaries expense $49,487 with respect to the contribution plan.

2018 Chief Executive Officer Compensation

The compensation of the Bank’s Chief Executive Officer for 2018 included an annual base salary of $350,000, a performance-based cash bonus of $500,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $19,690. The Chief Executive Officer is eligible to receive a severance payment of $350,000 upon his departure.

The former Chief Executive Officer, who retired on April 30, 2018, received a total cash compensation of $500,000 during 2018, including a contractual severance payment of $350,000.

Results of the 2018 Advisory Vote on Compensation of Executive Officers

At the Bank’s annual meeting of shareholders held on April 11, 2018, the Bank’s shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2017 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (93.16%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm the Bank’s shareholders’ support for its approach to executive compensation, and therefore did not change its approach in the fiscal year 2018. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of the Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2018 to the Directors of the Bank as a group for their services as Directors was $847,500.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2018, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2018, the total cost for these restricted shares amounted to $1,635,900, of which $739,125 was registered during 2018, and the remaining compensation cost of $896,774 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2018, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 268,637 Class E shares, representing approximately 0.87% (based on 30,951,135 Class E shares outstanding as of December 31, 2018) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2018 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2018. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2018 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2018 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Unvested Restricted Stock Units (3)
N. Gabriel Tolchinsky	5,000	0	5,000		*	0
Erica Lijtztain	0	1,008	1,008		*	3,024
Alejandro Jaramillo	2,948	1,573	4,521		*	4,718
Ana Graciela de Méndez	0	756	756		*	2,268
Eduardo Vivone	0	882	882		*	2,646
Alejandro Tizzoni	2,868	1,176	4,044		*	5,278
Jorge Luis Real	0	458	458		*	1,375
Jorge Córdoba	0	0	0		*	0
Total	10,816	5,853	16,669			19,309

*	Less than one percent of the outstanding Class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2018.
(3)	Includes 23,412 and 3,501 unvested restricted stock units granted to executive officers on February 6, 2018 and June 14, 2017, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant. The 2017 grant will vest 25% on June 14, 2017, followed by 25% on each anniversary of the first vesting date. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2018, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2018:

Name	Number of Shares Owned as of December 31, 2018 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2018 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Restricted Shares (3)
Javier González Fraga	2,100	0	2,100		*	9,900
José Alberto Garzón	2,100	0	2,100		*	9,900
Roland Holst	11,850	0	11,850		*	6,000
Ricardo Manuel Arango	4,200	0	4,200		*	11,700
Herminio A. Blanco	69,060	0	69,060		*	11,700
Mario Covo	47,427	0	47,427		*	11,700
João Carlos de Nóbrega Pecego(4)	2,100	0	2,100		*	9,900
Miguel Heras Castro	52,300	0	52,300		*	11,700
Gonzalo Menéndez Duque	60,831	0	60,831		*	17,550
Total	251,968	0	251,968			100,050

*	Less than one percent of the outstanding Class E shares.
(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 19, 2018; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego’s entitlement under the Bank’s 2008 and 2015 Plans were assigned by Mr. Pecego to Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 20.

Stock Ownership Policy for Directors and Executive Officers

In October 2013, the Board of Directors adopted share ownership guidelines for directors and executive officers. These guidelines enable the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director is required to accumulate 9,000 shares (13,500 for the Chairman of the Board) within three years of joining the Board, and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines that apply to them.

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

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Mr. N. Gabriel Tolchinsky has served as Chief Executive Officer since the close of business on April 30, 2018. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002 and previously from 1995 to 1998 and qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K.

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

Meetings of the Board and Committees

During the fiscal year ended December 31, 2018, the Board held eight meetings. Directors attended an average of 97% of the total number of Board meetings held during the fiscal year ended December 31, 2018.

The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2018:

Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti- Money Laundering	Compensation
Ricardo Manuel Arango		Member	Member	Chairman
Herminio A. Blanco	Chairman	Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member				Member
Javier González Fraga	Member				Member
Miguel Heras Castro		Chairman	Member	Member
Roland Holst		Member	Member
Gonzalo Menéndez Duque	Member	Member
João Carlos de Nóbrega Pecego			Member		Chairman

Number of Committee Meetings Held in 2018	6	6	6	7	6

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

The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2018, the Committee met six times.

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

The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2018.

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

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, information security (including cybersecurity) risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

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

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2018, the Risk Policy and Assessment Committee held six meetings.

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

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2018, the Committee held six meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Compliance and Anti-Money Laundering Committee

The Compliance and Anti-Money Laundering Committee is a standing committee of the Board. The current members of the Compliance and Anti-Money Laundering Committee are Directors Mr. Ricardo Manuel Arango (Chair) and Mr. Miguel Heras Castro, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Officer and Chief Compliance Officer.

The Compliance and Anti-Money Laundering Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance Program on a strategic level.

Compliance includes all the laws and regulations that are applicable to the Bank and are related to Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), the Foreign Accounts Tax Compliance Act (FATCA) and the OECD’s Common Reporting Standards (CRS).

The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2018, the Compliance and Anti-Money Laundering Committee held seven meetings.

The Compliance and Anti-Money Laundering Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Compensation Committee

The Compensation Committee is a standing committee of the Board. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2018, the Compensation Committee held six meetings.

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

The Bank has included the information regarding its Corporate Governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Investors Relations / Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/investors/governance-documents.

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

D.	Employees

The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2018	2017	2016
Bladex Head Office in Panama	140	148	157
New York Agency	5	5	5
Representative Office in Argentina	4	7	8
Representative Office in Brazil	6	12	13
Representative Offices in Mexico (1)	6	10	13
Representative Office in Colombia	4	5	6
Representative Office in Peru	2	6	7
Total Number of Permanent Employees	167	193	209

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

As of December 31, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 13% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2018.

	As of December 31, 2018
Class A Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.6
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.4
Total Shares of Class A Common Stock	6,342,189	100.0	16.0

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	39.4	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	13.2	0.7
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	6.6	0.4
Sub-total shares of Class B Common Stock	1,327,579	59.2	3.3
Total Shares of Class B Common Stock	2,245,227	100.0	5.7

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, L.P. (1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	5,137,485	16.6	13.0
Principal Global Investors, LLC (2) 711 High Street Des Moines, Iowa 50392 United States	2,542,963	8.2	6.4
Paradice Investment Management, LLC (3) 257 Fillmore Street, Suite 200 Denver, Colorado 80206 United States	2,389,375	7.7	6.0
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606 United States	1,738,374	5.6	4.4
Sub-total shares of Class E Common Stock	11,808,197	38.2	29.8
Total Shares of Class E Common Stock	30,951,135	100.0	78.3

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,538,551		100.0

(1)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission on January 10, 2019.
(2)	Source: Shareholder Identification Report performed by Ipreo, a service provider of Bladex.
(3)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 14, 2019.
(4)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 12, 2019.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and

•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2018	December 31, 2017	December 31, 2016
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,245,227	2,408,806	2,474,469
Class E Common Shares	30,951,135	30,677,840	30,343,390
Class F Common Shares	0	0	0
Total Common Shares	39,538,551	39,428,835	39,160,048

The number of the Bank’s Class A common shares outstanding as of December 31, 2018 did not change from December 31, 2017. Class B common shares decreased by 163.6 thousand shares during the same period, mostly due to the repurchase of common shares and the Class B conversions into Class E common shares. During the year ended December 31, 2018, Class E common shares outstanding increased by 273.3 thousand shares, primarily as a result of exercised stock options, issued and vested restricted stock units of Bank’s Directors, and the Class B conversions into Class E common shares.

As of December 31, 2018, there were a total of 56 holders of record of our Class E shares, of which 17 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 94.56% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2018.

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

As of December 31, 2018 and December 31, 2017, the Bank had credit transactions in the normal course of business with 17% and 21%, respectively, of its Class A and B stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2018 and December 31, 2017, approximately 9% and 14%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class A and B stockholders and their related parties. As of December 31, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class A or B shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to four entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Banco General S.A. – Costa Rica and Panama, of which the Bank’s director, Ricardo Manuel Arango, is also a director of its parent company. Two outstanding loans were made to Banco General S.A. – Costa Rica, disbursed on November 29, 2017 and 2018, together with a total outstanding amount of $10 million as of December 31, 2018, which also represented the largest amount outstanding during 2018 and had a weighted average interest rate of 5.36%. In addition, two outstanding loans were made to Banco General S.A. – Panama, disbursed on November 15, 2017 and April 30, 2018, together with a total outstanding amount of $40 million as of December 31, 2018, which also represented the largest amount outstanding during 2018 and had a weighted average interest rate of 3.95%.

ii) Banco Patagonia, S.A., of which the Bank’s director, João Carlos de Nóbrega Pecego, is President. Several short-term loans were made to Banco Patagonia, S.A. during 2018, with a total outstanding amount of $8 million, and a weighted average interest rate of 3.91% as of December 31, 2018. The largest amount outstanding during 2018 was $37.5 million.

iii) Banco de Brasil, S.A., of which the Bank’s director, João Carlos de Nóbrega Pecego, is President of the parent company. Two loans were made to Banco de Brasil, S.A. on September 12 and September 17, 2018, with a total outstanding amount of $95 million as of December 31, 2018, which was the largest amount outstanding during 2018. The outstanding loans had a weighted average interest rate of 3.73%.

iv) Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. Three loans were made to Sudameris Bank SAECA on October 16, November 16, and December 7, of 2018, with a total outstanding amount of $20 million as of December 31, 2018, which was the largest amount outstanding during 2018. The outstanding loans had a weighted average interest rate of 4.13%.

v) Banco de Inversion y Comercio Exterior, of which the Bank’s director, Javier González Fraga, is Chairman of the parent company. Two loans were made to Banco de Inversion y Comercio Exterior on September 7, 2018 and November 2, 2018, with a total outstanding amount of $30 million as of December 31, 2018, which was the largest amount outstanding during 2018. The outstanding loans had a weighted average interest rate of 4.75%.

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

For more information regarding the Bank’s related party transactions, see Item 18, “Financial Statements,” note 27.

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

On April 17, 2019, the Board declared a quarterly cash dividend distributed of $0.385 per common share for the first quarter of 2019. The cash dividend will be paid on May 15, 2019 to the Bank’s shareholders of record as of April 29, 2019.

For the year ended December 31, 2018, the Board declared quarterly cash dividends of $0.385 per common share for each quarter of 2018. The cash dividend paid per share to the Bank’s shareholders totaled $1.54 per common share in 2018.

No special dividends were declared during three-year period ended December 31, 2018.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
May 15, 2019	April 29, 2019	$0.385
March 26, 2019	March 11, 2019	$0.385
November 20, 2018	November 6, 2018	$0.385
August 15, 2018	July 31, 2018	$0.385
May 17, 2018	May 2, 2018	$0.385
February 21, 2018	February 2, 2018	$0.385
November 21, 2017	November 1, 2017	$0.385
August 17, 2017	August 2, 2017	$0.385
May 18, 2017	May 3, 2017	$0.385
February 16, 2017	February 1, 2017	$0.385
November 17, 2016	October 31, 2016	$0.385
August 17, 2016	August 3, 2016	$0.385
May 11, 2016	April 25, 2016	$0.385
February 23, 2016	February 10, 2016	$0.385

The Bank has no preferred shares issued and outstanding as of December 31, 2018.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2018	30.43	15.33
2017	30.45	25.51
2016	30.50	19.63
2015	34.49	22.16
2014	34.90	24.29
2019:
March	21.87	18.95
February	21.20	17.78
January	18.90	16.96
2018:
December	18.02	16.04
November	18.65	16.70
October	21.31	15.33
2019:
First Quarter	21.87	16.96
2018:
First Quarter	30.43	26.80
Second Quarter	29.94	24.58
Third Quarter	25.37	19.29
Fourth Quarter	21.31	15.33
2017:
First Quarter	30.42	26.25
Second Quarter	29.11	26.60
Third Quarter	29.72	25.51
Fourth Quarter	30.45	26.87

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.

B.	Plan of Distribution

Not required in this Annual Report.

C.	Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 78.3% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2018. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.

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

Article 2 of the Bank’s Articles of Incorporation states that the purpose of the Bank is to promote the economic development and foreign trade of Latin American countries.  To achieve this purpose, the Bank may engage in any banking or financial business, investment or other activity intended to promote the foreign trade and economic development of countries in Latin America.  The Articles of Incorporation provide that Bladex may engage in activities beyond those described above provided that it has obtained shareholder approval in a resolution adopted upon the affirmative majority vote of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, including the affirmative vote of the holders of three-quarters (3/4) of the Class A shares issued and outstanding.

The Bank’s Articles of Incorporation provide that the Board shall direct and control the business and management of the assets of the Bank, except for those matters specifically reserved to shareholders by law or the Articles of Incorporation.  The Board, however, may grant general and special powers of attorney authorizing directors, officers and employees of the Bank or other persons to transact such business and affairs within the competence of the Board, as the Board may deem convenient to entrust to such persons.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2018, no Class F shares or preferred shares were issued and outstanding.

The Directors are elected by shareholders for periods of three (3) years and they may be re-elected.  The holders of the Class A, Class E and Class F shares vote separately as a class in the election of Directors representing their respective class.  In the election of Directors, each shareholder of each class electing a Director has a number of votes equal to the number of shares of such class held by such shareholder multiplied by the number of Directors to be elected by such class. The shareholder may cast all votes in favor of one candidate or distribute them among two or more of the Directors to be elected, as the shareholder may decide.

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

Under the Bank’s Articles of Incorporation, preferred shares have no voting rights, except in accordance with their certificate of designation mentioned above.  Holders of preferred shares will have the right to elect one Director only upon a default of the terms of such preferred shares and only if contemplated in the certificate of designation. In the event the holders of the preferred shares are entitled to elect a Director, the total number of Directors on the Board will be increased by one. The rights of the holders of the common shares may be changed by an amendment to the Articles of Incorporation of the Bank.

Amendments to the Articles of Incorporation may be adopted by the affirmative majority vote of the common shares represented at the respective meeting, except for the following amendments which require, in addition, the affirmative vote of three-quarters (3/4) of all issued and outstanding Class A shares:  (i) any amendment to the Bank’s purposes or powers, (ii) any amendment to the capital structure of the Bank and the qualifications to become a holder of any particular class of shares, (iii) any amendment to the provisions relating to the notice, quorum and voting at shareholders’ meetings, (iv) any amendment to the composition and election of the Board, as well as notices, quorum and voting at meetings of Directors, (v) any amendments to the powers of the Chief Executive Officer of the Bank and (vi) any amendments to the fundamental financial policies of the Bank.

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

Notice of meetings of shareholders, whether ordinary or extraordinary, are personally delivered to each registered shareholder or sent by fax, telex, courier, air mail or any other means authorized by the Board of the Directors, at least 30 days before the date of the meeting, counted from the date that the notice is sent.  The notice of the meeting must include the agenda of the meeting.  At any meeting of shareholders, shareholders with a right to vote may be represented by a proxy, who need not be a shareholder and who may be appointed by public or private document, with or without power of substitution.

Upon request to the Board or the Chairman of the Board, shareholders representing at least one-twentieth (1/20) of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of the Articles of Incorporation and the By-Laws, is within their competence.  In order to have a quorum at any meeting of shareholders, a majority of the common shares issued and outstanding must be represented at the meeting.  Whenever a quorum is not obtained at a meeting of shareholders, the meeting shall be held on the second date set forth in the notice of the meeting.  All resolutions of shareholders shall be adopted by the affirmative majority vote of the common shares represented at the meeting where the resolution was adopted, except where a super-majority vote of the Class A shareholders is required, as described above.

Class A shares may be issued only as registered shares in the name of the following entities in Latin American countries:  (i) central banks, (ii) banks in which the State is the majority shareholder or (iii) other government agencies.  Class B shares may be issued only in the name of banks or financial institutions.  Class E shares and preferred shares may be issued in the name of any person, whether a natural person or a legal entity. Class F shares may be issued only: (i) in the name of state entities or agencies of countries that are not Latin American countries, including central banks and banks in which the State is the majority shareholder or (ii) in the name of multilateral financial institutions, whether international or regional.

Neither Bladex’s Articles of Incorporation nor its By-Laws contain any provision requiring disclosure with respect to a shareholder’s ownership above a certain threshold.

The Amended and Restated Articles of Incorporation were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 26, 2009 and the Bylaws were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 11, 2010. See Item 19, “Exhibits” for hyperlinks to these documents.

C.	Material Contracts

The Bank has not entered into any material contract outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report.

D.	Exchange Controls

Currently, there are no restrictions or limitations under Panamanian law on the export or import of capital, including foreign exchange controls, the payment of dividends or interest, or the rights of foreign shareholders to hold or vote stock.

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

United States Taxes

This summary describes the material U.S. federal income tax consequences of the ownership and disposition of the Class E shares, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of Class E shares. Except as specifically noted, this summary applies only to current holders that hold Class E shares as capital assets for U.S. federal income tax purposes and does not address classes of holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”) such as dealers in securities or currencies, financial institutions, tax-exempt entities, regulated investment companies, insurance companies, securities traders that elect mark-to-market tax accounting, persons subject to the alternative minimum tax, non-U.S. investors (including, without limitation, non-U.S. investors subject to tax as U.S. expatriates and non-U.S. investors holding Class E shares in connection with a U.S. trade or business), persons receiving Class E shares in connection with the performance of services, persons holding Class E shares as part of a hedging, constructive ownership or conversion transaction or a straddle, holders whose functional currency is not the U.S. dollar, or a holder that owns 10% or more (directly, indirectly or constructively) of the shares of the Bank, by vote or value.

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

As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, (4) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust, and (5) any holder otherwise subject to U.S. federal income taxation on a net income basis with respect to Class E shares (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any Class E share in connection with the conduct of a U.S. trade or business). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class E shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of Class E shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Class E shares.

Taxation of Distributions

Subject to the “Passive Foreign Investment Company Status” discussion below, to the extent paid out of current or accumulated earnings and profits of the Bank as determined under U.S. federal income tax principles (“earnings and profits”), distributions made with respect to Class E shares (other than certain pro rata distributions of capital stock of the Bank or rights to subscribe for shares of capital stock of the Bank) will be includable in income of a U.S. Holder as ordinary dividend income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes whether paid in cash or Class E shares. To the extent that a distribution exceeds the Bank’s earnings and profits, such distribution will be treated, first, as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Class E shares and will reduce the U.S. Holder’s tax basis in such shares, and thereafter as a capital gain from the sale or disposition of Class E shares. See Item 10, “Additional Information–Taxation–United States Taxes–Taxation of Capital Gains.” The amount of the distribution will equal the gross amount of the distribution received by the U.S. Holder, including any Panamanian taxes withheld from such distribution.

Distributions made with respect to Class E shares out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the “dividends received deduction” under Section 243 of the Code with respect to such dividends. Dividends may be eligible for special rates applicable to “qualified dividend income” received by an individual, provided, that: (1) the Bank is not a “Passive Foreign Investment Company” (“PFIC”) in the year in which the dividend is paid nor in the immediately preceding year, (2) the class of stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (3) the U.S. Holder held his shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date and meets other holding period requirements. Subject to certain conditions and limitations, Panamanian tax withheld from dividends will be treated as a foreign income tax eligible for deduction from taxable income or as a credit against a U.S. Holder’s U.S. federal income tax liability. Distributions of dividend income made with respect to Class E shares generally will be treated as “passive” income or, in the case of certain U.S. Holders, “general category income,” for purposes of computing a U.S. Holder’s U.S. foreign tax credit.

A holder of Class E shares that is not a U.S. Holder (“non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders that are (1) engaged in a U.S. trade or business, or (2) former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, or certain foreign charitable organizations, each within the meaning of the Code. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

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

A non-U.S. Holder of Class E shares will generally not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of Class E shares. However, special rules may apply in the case of non-U.S. Holders that are: (1) engaged in a U.S. trade or business, (2) former citizens or long-term residents of the United States, “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, or certain foreign charitable organizations, each within the meaning of the Code, or (3) certain non-resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Class E shares.

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a PFIC. A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either: (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Internal Revenue Service (“IRS”) issued a notice in 1989 (the “Notice”), and has proposed regulations (the “Proposed Regulations”), that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception.” In addition, under separate statutory provisions of the Code certain “qualified” banking income is excluded from the definition of passive income for purposes of the PFIC rules. The Notice, the Proposed Regulations and the exclusion for qualified banking income all have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income. Moreover, the Proposed Regulations have been outstanding since 1994 and will not be effective unless finalized.

While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under the Notice, the Proposed Regulations or the exclusion for qualified banking income. Based on estimates of the Bank’s current and projected gross income and gross assets, the Bank does not believe that it will be classified as a PFIC for the Bank’s current or future taxable years. The determination of whether the Bank is a PFIC, however, is made annually and is based upon the composition of the Bank’s income and assets (including income and assets of entities in which we hold at least a 25% interest), and the nature of the Bank’s activities.

Because final regulations have not been issued and because the Notice and the Proposed Regulations are inconsistent, the Bank’s status under the PFIC rules is subject to uncertainty. While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that it will satisfy the specific requirements under the Notice, the Proposed Regulations or the exclusion for qualified banking income. Accordingly, U.S. Holders could be subject to U.S. federal income tax under the rules described below.

If the Bank were to become a PFIC for purposes of the Code, unless a U.S. Holder makes one of the elections described below, a U.S. Holder generally will be subject to a special tax charge with respect to: (a) any gain realized on the sale or other disposition of Class E shares, and (b) any “excess distribution” by the Bank to the U.S. Holder (generally, any distributions, including return of capital distributions, received by the U.S. Holder on the Class E shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period). Under these rules: (1) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Class E shares, (2) the amount allocated to the current taxable year would be treated as ordinary income, (3) the amount allocated to each prior taxable year generally would be subject to tax at the highest rate in effect for that year, and (4) an interest charge at the rate generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior taxable year. For purposes of the foregoing rules, a U.S. Holder of Class E shares that uses such stock as security for a loan will be treated as having disposed of such stock.

If the Bank were to be classified as a PFIC, U.S. Holders of interests in a non-U.S. Holder of Class E shares may be treated as indirect holders of their proportionate share of the Class E shares and may be taxed on their proportionate share of any excess distributions or gain attributable to the Class E shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of Class E shares.

If the Bank were to become a PFIC, a U.S. Holder could make an election, provided the Bank complies with certain reporting requirements, to have the Bank treated, with respect to such U.S. Holder, as a “qualified electing fund”, hereinafter referred to as a QEF election, in which case, the electing U.S. Holder would be required to include annually in gross income the U.S. Holder’s proportionate share of the Bank’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed. If the Bank were to become a PFIC, the Bank intends to make reasonable best efforts to so notify each U.S. Holder and to comply with all reporting requirements necessary for a U.S. Holder to make a QEF election and will provide to record U.S. Holders of Class E shares such information as may be required to make such QEF election.

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

A U.S. Holder that owns certain “marketable stock” in a PFIC may elect to mark-to-market such stock and, subject to certain exceptions, include in income any gain (increases in market value) or loss (decreases in market value to the extent of prior gains recognized) realized annually as ordinary income or loss to avoid the adverse consequences described above. U.S. Holders of Class E shares are urged to consult their own tax advisors as to the consequences of owning stock in a PFIC and whether such U.S. Holder would be eligible to make either of the aforementioned elections to mitigate the adverse effects of such consequences.

Information Reporting and Backup Withholding

The Bank and any U.S. payor making payments in respect of Class E shares will generally be required to provide the IRS with information concerning certain payments made on Class E shares, including the name, address and taxpayer identification number of the beneficial owner of Class E shares, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. Under the backup withholding rules, a holder may be subject to backup withholding at a current rate of 24% with respect to proceeds received on the sale or exchange of Class E shares within the United States and to dividends paid, unless such holder: (1) is a corporation or comes within certain other exempt categories (including non-U.S. Holders, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts), and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Holders generally are exempt from information reporting and backup withholding, but may be required to provide a properly completed IRS Form W-8BEN or W-8BEN-E (or other similar form) or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Backup withholding is not an additional tax and any amounts withheld from a payment to a holder of Class E shares will be refunded (or credited against such holder’s U.S. federal income tax liability, if any) provided that the required information is timely furnished to the IRS.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mrs. Ana Graciela de Méndez, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mrs. de Méndez at +507 210-8563. Written requests may also be sent via e-mail to Mrs. de Méndez at amendez@bladex.com or ir@bladex.com. Information is also available on the Bank’s website at: http://www.bladex.com.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

The Bank’s risk management policies, as approved by the Board from time to time, are designed to identify and control the Bank’s credit and market risks by establishing and monitoring appropriate limits on the Bank’s credit and market exposures. Certain members of the Board constitute the Risk Policy and Assessment Committee and the Finance and Business Committee, which meet on a regular basis and monitor and control the risks in each specific area. At the management level, the Bank has a Risk Management Department that measures and controls overall risk management of the Bank (credit, operational and market risk).

The Bank’s businesses are subject to market risk. The components of this market risk are interest rate risk inherent in the Bank’s financial position, foreign exchange risk, and the price risk in the Bank’s investment securities portfolio.

Interest Rate Risk Management and Sensitivity

The tables below list the notional amounts and weighted interest rates, as of December 31, 2018 and 2017, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2018:

Expected maturity date
	2019	2020	2021	2022	2023	There- after	Without maturity	Total 2018	Fair value 2018
($ Equivalent in thousands)
ASSETS:

Investment Securities
Fixed rate
U.S. Dollars	36,294	10,231	35,237	19,204	-	6,158	-	107,124	106,834
Average fixed rate	6.99%	4.86%	4.35%	4.87%	-	9.45%	-	5.68%

Loans
Fixed rate
U.S. Dollars	2,492,636	75,806	24,501	14,304	14,542	7,602	-	2,629,391	2,681,520
Average fixed rate	4.31%	5.90%	6.07%	7.46%	7.40%	4.00%	-	4.41%
Mexican Peso	67,224	2,800	963	457	-	-	-	71,445	71,532
Average fixed rate	10.37%	9.12%	1050%	12.53%	-	-	-	10.34%
Euro Dollar	1,521	4,478	-	-	-	-	-	5,999	6,081
Average fixed rate	1.80%	1.20%	-	-	-	-	-	1.35%
Floating rate
U.S. Dollars	1,625,047	676,278	329,875	206,623	71,255	4,237	-	2,913,315	3,086,163
Average floating rate	4.35%	4.89%	5.78%	5.39%	5.83%	6.84%	-	4.75%
Mexican Peso	32,867	50,942	37,242	17,844	10,831	8,548	-	158,274	178,101
Average floating rate	11.20%	11.24%	11.30%	11.29%	11.37%	11.85%	-	11.29%

Expected maturity date
	2019	2020	2021	2022	2023	There- after	Without maturity	Total 2018	Fair value 2018
($ Equivalent in thousands)

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	752,967	374,269	4,831	-	-	-	-	1,132,068	1,095,538
Average fixed rate	2.99%	3.30%	2.95%	-	-	-	-	3.09%
Mexican Peso	8,448	6,958	2,912	50	-	-	-	18,367	19,990
Average fixed rate	6.54%	6.96%	8.22%	8.99%	-	-	-	6.97%
Euro Dollar	-	-	-	-	-	60,315	-	60,315	63,212
Average fixed rate	-	-	-	-	-	3.56%	-	3.56%
Japanese Yen	72,670	-	-	-	-	-	-	72,670	71,969
Average fixed rate	0.46%	-	-	-	-	-	-	0.46%
Australian Dollar	-	21,143	-	-	-	-	-	21,143	21,371
Average fixed rate	-	3.33%	-	-	-	-	-	3.33%
Floating rate
U.S. Dollars	1,303,800	70,000	540,500	60,000	62,500	-	-	2,036,800	2,064,374
Average floating rate	2.99%	3.27%	3.84%	4.03%	3.85%	-	-	3.28%
Mexican Peso	180,380	15,868	10,022	14,129	-	-	-	220,399	222,308
Average floating rate	9.18%	9.67%	9.62%	9.50%	-	-	-	9.25%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	4,500	-	5,000	3,000	-	-	-	12,500	98
Average pay rate	9.75%	-	3.25%	3.88%	-	-	-	5.63%
Average receive rate	10.41%	-	3.63%	3.84%	-	-	-	5.96%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	-	50,000	15,333	-	-	-	-	65,333	(55)
Average pay rate	-	5.50%	4.05%	-	-	-	-	4.78%
Average receive rate	-	5.38%	3.98%	-	-	-	-	4.68%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	337,000	63,000	40,000	-	-	-	-	440,000	(2,776)
Average pay rate	2.60%	2.59%	2.30%	-	-	-	-	2.50%
Average receive rate	2.81%	2.87%	2.49%	-	-	-	-	2.72%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	350,000	5,000	-	-	20,000	-	375,000	(6,057)
Average pay rate	-	4.39%	4.50%	-	-	3.70%	-	4.20%
Average receive rate	-	3.25%	2.85%	-	-	3.78%	-	3.29%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	-	-	-	5,272	-	6,213	-	11,484
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	-	-	-	6.24%	-	6.49%	-	6.36%
Pay U.S. Dollars	146,505	23,025	-	-	-	68,768	-	238,297
U.S. Dollars fixed rate	4.12%	2.53%	-	-	-	5.20%	-	3.95%
U.S. Dollars floating rate	3.96%	-	-	-	-	-	-	3.96%
Receive Mexican Peso	73,312	-	-	-	-	-	-	73,312
Mexican Peso floating rate	9.11%	-	-	-	-	-	-	9.11%
Pay Mexican Peso	-	-	-	5,272	-	6,213	-	11,484
Mexican Peso floating rate	-	-	-	10.81%	-	12.03%	-	11.42%
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768
Euro Dollar fixed rate	-	-	-	-	-	3.75%	-	3.75%
Receive Japanese Yen	73,193	-	-	-	-	-	-	73,193
Japanese Yen fixed rate	0.46%	-	-	-	-	-	-	0.46%
Receive Australian Dollar	-	23,025	-	-	-	-	-	23,025
Australian Dollar fixed rate	-	3.33%	-	-	-	-	-	3.33%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	45,160	-	-	-	-	-	-	45,160
Average exchange rate	20.49%	-	-	-	-	-	-	20.49%
Receive U.S. Dollars/ Pay Brazilian Reales	6,183	-	-	-	-	-	-	6,183
Average exchange rate	3.93%	-	-	-	-	-	-	3.93%
Receive U.S. Dollars/ Pay Euro Dollars	1,641	5,162	-	-	-	-	-	6,802
Average exchange rate	1.21%	1.29%	-	-	-	-	-	1.25%
Receive Euro Dollars/ Pay U.S. Dollars	124,349	-	-	-	-	-	-	124,349
Average exchange rate	1.19%	-	-	-	-	-	-	1.19%

(1) Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.

As of December 31, 2017:

Expected maturity date
	2018	2019	2020	2021	2022	There- after	Without maturity	Total 2017	Fair value 2017
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
INTEREST RATE SWAPS:
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

Foreign Exchange Risk Management and Sensitivity

The Bank accepts deposits and raises funds principally in U.S. dollars, and makes most loans in U.S. dollars. Currency exchange risk arises when the Bank accepts deposits or raises funds in one currency and lends or invests the proceeds in another. In general, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In those cases where assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross currency funding, which, though economically hedged, might give rise to some accounting volatility.

The Bank does not run any foreign exchange trading business nor does it maintain open positions in any currencies beyond the minimum operational balances required to run the business of its representative offices and the foreign currency-denominated assets, liabilities and hedging derivative instruments.

Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2018, the Bank had an equivalent of US$174.9 million in non-U.S. dollar financial assets and US$173.6 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $1.3 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2018 amounted to the equivalent of US$174 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.

Price Risk Management and Sensitivity

Price risk corresponds to the risk that arises from the volatility in the price of the financial instruments held by the Bank, which may result from observed transaction prices that fluctuate freely according to supply and demand or from changes in the risk factors used for determining prices (interest rates, exchange rates, credit risk spreads, etc.).

The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2018		As of December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	85,326	85,036	69,130	69,006
Securities at FVOCI	21,798	21,798	16,733	16,733
Interest rate swaps (2)	98	98	(58)	(58)
(1)	As of December 31, 2018 and 2017, amounts do not include the interest receivable of $1,140 thousand and $1,040 thousand, and the allowance for losses of $140 thousand and $196 thousand, respectively.
(2)	As of December 31, 2018 and 2017, includes interest rate swaps that applies for hedge accounting.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2018, and concluded that they were effective as of December 31, 2018.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2018. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2018, the Bank’s internal control over financial reporting was effective.

The Bank’s independent registered public accounting firm, KPMG, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

KPMG Torre PDC, Ave. Samuel Lewis y Calle 56 Este, Obarrio Panamá, República de Panamá	Teléfono: (507) 208-0700 Website: kpmg.com.pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Banco Latinoamericano de Comercio Exterior, S. A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries’ (the Bank) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Bank as of December 31, 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

116

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG

Panama City, Republic of Panama
April 30, 2019

d) Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks of Panama. The Audit Committee’s financial expert is Gonzalo Menéndez Duque. Mr. Menéndez Duque is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.

See Item 6.A., “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s amended Code of Ethics, approved by the Board of Directors in its meeting held on April 16, 2019, is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2018, and may also be found on the Bank’s website at http://www.bladex.com/en/investors/governance-documents (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, the Bank’s current independent registered public accounting firm, for the 2018 fiscal year, and Deloitte, the Bank’s previous independent registered public accounting firm, for the 2017 fiscal year, as well as fees paid by the Bank in 2018 and 2017 for audit-related services provided by both of these firms.

	As of December 31,
	2018	2017

Audit fees	$684,919	$647,906
Audit-related fees	259,671	206,189
Tax fees	0	0
All other fees	0	0
Total	$944,590	$854,095

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by KPMG and Deloitte, respectively, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit-related fees include aggregate fees billed for assurance and related services by KPMG and Deloitte, respectively, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees.” These services are associated with funding programs as part of the normal course of business of the Bank.

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

Prior to KPMG’s appointment as our auditors, Deloitte served as our independent registered public accounting firm. The decision to change the Bank’s independent auditor was recommended and approved by the Audit Committee of the Board based on the results of an open and transparent tender offer.

The audit reports of Deloitte on the Bank’s consolidated financial statements at and for the years ended December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the fiscal years ended December 31, 2017 and December 31, 2016, and during the subsequent interim period through the date of the Bank’s 2017 Annual Report on Form 20-F, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements. In addition, there were no reportable events as listed in Item 304 (a) (1) (v) of Regulation S-K.

A copy of Deloitte’s consent letter, was filed as an Exhibit 15.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 30, 2018.

During the two fiscal years ended December 31, 2017 and 2016, and during the subsequent interim period through the appointment of KPMG as the Bank’s new independent registered public accounting firm on April 11, 2018, neither the Bank, nor anyone on its behalf, consulted KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Bank, in any case where a written report or oral advice was provided to the Bank by KPMG, that KPMG concluded was an important factor considered by the Bank in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Bank has been advised by KPMG that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. KPMG representatives were present at the Bank’s Annual Shareholders’ Meeting held on April 17, 2019, in Panama City, Panama, and had the opportunity to make any statement, if they so desired, or respond to questions posed by shareholders of the Bank that attended the annual meeting.

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

Second, under Section 303A.08 of the NYSE Rules, shareholders must approve all equity compensation plans and material revisions to such plans, subject to limited exceptions. However, under Panamanian law, any contracts, agreements and transactions between the Bank and one or more of its directors or officers, or companies in which they have an interest, only need to be approved by the Board, including equity compensation plans. The Board must inform shareholders of the equity compensation plans and/or material revisions to such plans at the next shareholders’ meeting and shareholders may revoke the Board’s approval of the equity compensation plans and/or material revisions to such plans at such meeting.

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

/s/ N. Gabriel Tolchinsky
Chief Executive Officer

April 30, 2019

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

Banco Latinoamericano

de Comercio Exterior, S.A.

  and Subsidiaries

Consolidated Financial Statements

  as of December 31, 2018

(With the Reports of Independent Registered Public Accounting Firm thereon)

Banco Latinoamericano de Comercio Exterior, S.A.

   and Subsidiaries

Consolidated Financial Statements

KPMG Torre PDC, Ave. Samuel Lewis y Calle 56 Este, Obarrio Panamá, República de Panamá	Teléfono: (507) 208-0700 Website: kpmg.com.pa

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Banco Latinoamericano de Comercio Exterior, S. A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries (the Bank) as of December 31, 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2019 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG

We have served as the Bank’s auditor since 2018.

Panama City, Republic of Panama
April 30, 2019

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

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") as of December 31, 2017, and the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on the Bank’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte

April 30, 2018 (April 30, 2019 as to the effects of the restatement discussed in Note 2.3)

Panama, Republic of Panama

Deloitte LATCO
Firma miembro de
Deloitte Touche Tohmatsu Limited

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of financial position
December 31, 2018
(In thousands of US dollars)

	Notes	2018	2017
Assets

Cash and cash equivalents	4	1,745,652	672,048

Securities and other financial assets, net	5,26	123,598	95,484

Loans		5,778,424	5,505,658
Interest receivable		41,144	29,409
Allowance for loans losses		(100,785)	(81,294)
Unearned interest and deferred fees		(16,525)	(4,985)
Loans, net	6	5,702,258	5,448,788

Customers' liabilities under acceptances		9,696	6,369
Derivative financial instruments - assets	9,26	2,688	13,338

Equipment and leasehold improvements, net	11	6,686	7,420
Intangibles, net	12	1,633	5,425
Investment properties	13	-	5,119
Other assets	14	16,974	13,756
Total assets		7,609,185	6,267,747

Liabilities and Equity
Liabilities:
Demand deposits		211,381	82,064
Time deposits		2,759,441	2,846,780
	15	2,970,822	2,928,844
Interest payable		12,154	8,261
Total deposits		2,982,976	2,937,105

Securities sold under repurchase agreements	16	39,767	-
Borrowings and debt, net	17	3,518,446	2,211,567
Interest payable		13,763	7,555

Customers' liabilities under acceptances		9,696	6,369
Derivative financial instruments - liabilities	9,26	34,043	34,943
Allowance for loan commitments and financial guarantees contracts losses	7	3,289	6,845
Other liabilities	18	13,615	20,551
Total liabilities		6,615,595	5,224,935

Equity:
Common stock	20	279,980	279,980
Treasury stock	21	(61,076)	(63,248)
Additional paid-in capital in excess of value assigned to common stock	20	119,987	119,941
Capital reserves	33	95,210	95,210
Regulatory reserves	33	136,019	129,254
Retained earnings		423,050	479,712
Other comprehensive income	22	420	1,963
Total equity		993,590	1,042,812
Total liabilities and equity		7,609,185	6,267,747

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of profit or loss
For the year ended December 31, 2018
(In thousands of US dollars, except per share data and number of shares)

	Notes	2018	2017	2016

Interest income:
Deposits		15,615	10,261	4,472
Securities		2,899	2,492	5,034
Loans		239,976	213,326	236,392
Total interest income	25	258,490	226,079	245,898
Interest expense:
Deposits		(63,146)	(42,847)	(20,131)
Borrowings and debt		(85,601)	(63,417)	(70,558)
Total interest expense	25	(148,747)	(106,264)	(90,689)

Net interest income		109,743	119,815	155,209

Other income (expense):
Fees and commissions, net	24	17,185	17,514	14,306
Loss on financial instruments, net	8	(1,009)	(739)	(2,919)
Other income, net	25	1,670	1,723	1,378
Total other income, net		17,846	18,498	12,765

Total revenues		127,589	138,313	167,974

Impairment loss on financial instruments	6,7	(57,515)	(9,439)	(35,115)
Impairment loss on non-financial assets	10	(10,018)	-	-

Operating expenses:
Salaries and other employee expenses	28	(27,989)	(27,653)	(25,196)
Depreciation of equipment and leasehold improvements	11	(1,282)	(1,578)	(1,457)
Amortization of intangible assets	12	(1,176)	(838)	(629)
Other expenses	29	(18,471)	(16,806)	(18,532)
Total operating expenses		(48,918)	(46,875)	(45,814)
Profit for the year		11,138	81,999	87,045

Per share data:
Basic earnings per share	19	0.28	2.09	2.23
Diluted earnings per share	19	0.28	2.08	2.22
Weighted average basic shares	19	39,543	39,311	39,085
Weighted average diluted shares	19	39,543	39,329	39,210

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of comprehensive income
For the year ended December 31, 2018
(In thousands of US dollars)

	Notes	2018	2017	2016

Profit for the year		11,138	81,999	87,045
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Change in fair value on equity instrument at FVOCI, net of hedging	22	(1,224)	187	-

Items that are or may be reclassified subsequently to profit and loss:
Change in fair value of debt instruments at FVOCI, net of hedging	22	(4,629)	604	11,431
Reclassification of gains (losses) on debt instruments to the profit or loss	22	5,591	2,483	(3,551)
Exchange difference in conversion of foreign currency operation	22	(1,281)	1,490	-

Other comprehensive income (loss)	22	(1,543)	4,764	7,880

Total comprehensive income for the year		9,595	86,763	94,925

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of changes in equity
For the year ended December 31, 2018
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid- in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	38,708	521,934	(10,681)	971,931
Profit for the year	-	-	-	-	-	87,045	-	87,045
Other comprehensive income	-	-	-	-	-	-	7,880	7,880
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	3,063	-	-	-	-	3,063
Exercised options and stock units vested	-	2,962	(1,387)	-	-	-	-	1,575
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-
Regulatory credit reserve	-	-	-	-	10,713	(10,713)	-	-
Dymanic provision	-	-	-	-	13,038	(13,038)	-	-
Dividends declared	-	-	-	-	-	(60,180)	-	(60,180)
Balances at December 31, 2016	279,980	(69,176)	120,594	95,210	62,459	525,048	(2,801)	1,011,314

Profit for the year	-	-	-	-	-	81,999	-	81,999
Other comprehensive income (loss)	-	-	-	-	-	-	4,764	4,764
Issuance of restricted stock	-	1,259	(1,229)	-	-	-	-	30
Compensation cost - stock options and stock units plans	-	-	296	-	-	-	-	296
Exercised options and stock units vested	-	4,697	280	-	-	-	-	4,977
Repurchase of "Class B" and "Class E" common stock	-	(28)	-	-	-	-	-	(28)
Regulatory credit reserve	-	-	-	-	1,865	(1,865)	-	-
Dymanic provision	-	-	-	-	64,930	(64,930)	-	-
Dividends declared	-	-	-	-	-	(60,540)	-	(60,540)
Balances at December 31, 2017	279,980	(63,248)	119,941	95,210	129,254	479,712	1,963	1,042,812

Profit for the year	-	-	-	-	-	11,138	-	11,138
Other comprehensive income	-	-	-	-	-	-	(1,543)	(1,543)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	1,051	-	-	-	-	1,051
Exercised options and stock units vested	-	3,355	254	-	-	-	-	3,609
Repurchase of "Class B" and "Class E" common stock	-	(2,442)	-	-	-	-	-	(2,442)
Regulatory credit reserve	-	-	-	-	(20,498)	20,498	-	-
Dymanic provision	-	-	-	-	27,263	(27,263)	-	-
Dividends declared	-	-	-	-	-	(61,035)	-	(61,035)
Balances at December 31, 2018	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of cash flows
For the year ended December 31, 2018
(In thousands of US dollars)

	2018	2017	2016

Cash flows from operating activities
Profit for the year	11,138	81,999	87,045
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Net changes in hedging position	12,403	(1,833)	(24,836)
Depreciation of equipment and leasehold improvements	1,282	1,578	1,457
Amortization of intangible assets	1,176	838	629
Loss for disposal of equipment and leasehold improvements	24	2,205	140
Loss for derecognition of intangible assets	2,705	16	-
Impairment on investment properties at fair value through profit or loss	3,849	-	-
Impairment loss on financial instruments	57,515	9,439	35,115
(Gain) loss, net on sale of financial assets at fair value through OCI	(194)	(249)	356
Amortization of premium and discount related to securities at amortized cost	698	732	965
Impairment loss on other assets	3,464	-	-
Compensation cost - share-based payment	1,051	296	3,063
Interest income	(258,490)	(226,079)	(245,898)
Interest expense	148,747	106,264	90,689
Net decrease (increase) in operating assets:
Pledged deposits	13,781	8,571	(29,148)
Financial instruments at fair value through profit or loss	-	-	53,411
Loans	(305,464)	479,226	650,217
Other assets	(6,449)	(269)	(39)
Net increase (decrease) in operating liabilities:
Due to depositors	41,978	125,992	7,383
Financial liabilities at fair value through profit or loss	-	(24)	(65)
Other liabilities	(6,432)	(4,695)	(1,774)
Cash flows provided by (used in) operating activities	(277,218)	584,007	628,710

Interest received	242,276	239,394	247,167
Interest paid	(138,646)	(107,051)	(91,802)
Net cash (used in) provided by operating activities	(173,588)	716,350	784,075

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(603)	(2,654)	(3,973)
Acquisition of intangible assets	(58)	(3,370)	(3,111)
Proceeds from the sale of investment property	1,270	-	-
Proceeds from the redemption of securities at fair value through OCI	4,635	-	107,088
Proceeds from the sale of securities at fair value through OCI	-	17,040	102,655
Proceeds from maturities of securities at amortized cost	9,807	17,526	54,275
Purchases of securities at fair value through OCI	(9,875)	(8,402)	(84,153)
Purchases of securities at amortized cost	(26,701)	(9,978)	(24,600)
Net cash (used in) provided by investing activities	(21,525)	10,162	148,181

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	39,767	-	(114,084)
Net increase (decrease) in short-term borrowings and debt	950,259	(396,205)	(961,095)
Proceeds from long-term borrowings and debt	609,017	219,905	406,149
Repayments of long-term borrowings and debt	(256,173)	(883,476)	(464,242)
Dividends paid	(61,539)	(60,605)	(60,135)
Exercised options and stock units vested	3,609	4,977	1,575
Repurchase of common stock	(2,442)	(27)	-
Net cash provided by (used in) financing activities	1,282,498	(1,115,431)	(1,191,832)

Increase (decrease) net in cash and cash equivalents	1,087,385	(388,919)	(259,576)
Cash and cash equivalents at beginning of the year	618,807	1,007,726	1,267,302
Cash and cash equivalents at end of the year	1,706,192	618,807	1,007,726

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining is 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Securities and Exchange Commission of Brazil (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representaçao Ltda. in April 2016, being the former the extinct company under Brazilian law and prevailing the acquiring company Bladex Representaçao Ltda.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.(“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency, also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; in Lima, Peru; and in Bogota, Colombia.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2019.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

2.2	Basis of measurement and presentation currency

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, investment properties, derivative financial instruments, investments and other financial assets at fair value through other comprehensive income. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (US dollar), which is the functional currency of the Bank.

2.3	Reclassifications and non-material errors corrections

Non-material amounts in the consolidated financial statements of 2017 and 2016 were reclassified to align them with the presentation of the consolidated financial statements of 2018. In addition, the Bank has identified non-material errors that have been corrected in the consolidated statements of cash flows for the years ended December 31, 2017 and 2016. The following table shows a description of the identified non-material errors:

	2017			2016
	Previously reported	Correction	As Corrected	Previously reported	Correction	As Corrected
Operating activities
Amortizations in securities at amortized cost	-	732	732	-	965	965
Net changes in hedging position	(26,363)	24,530	(1,833)	21,333	(46,169)	(24,836)
Investing activities
Proceeds from maturities of securities at amortized cost	18,258	(732)	17,526	55,240	(965)	54,275
Financing activities
Net increase (decrease) in short-term borrowings and debt	(397,352)	1,147	(396,205)	(960,281)	(814)	(961,095)
Proceeds from long-term borrowings and debt	219,905	-	219,905	403,489	2,660	406,149
Repayments of long-term borrowings and debt	(857,799)	(25,677)	(883,476)	(508,564)	44,322	(464,242)

These reclassifications and corrections did not change total assets, liabilities, equity, nor the profit for the respective years.

2.4	Basis of consolidation

The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank. All intercompany balances and transactions have been eliminated for consolidation purposes. Specifically, the Bank controls an investee if, and only if, the Bank has the following elements:

-	Power over the investee. Existing rights that give it the current ability to direct the relevant activities of the investee.
-	Exposure or rights to variable returns from its involvement with the investee.
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Bank has less than the majority of the voting or similar rights of an investee, the Bank considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements (continued)

2.4	Basis of consolidation (continued)

-	The contractual arrangement(s) with the other vote holders of the investee
-	Rights arising from other contractual arrangements
-	The Bank’s voting rights and potential voting rights.

The Bank re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The consolidation of the financial statements of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Bank and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Bank loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is recognized at fair value.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 – “Financial Instruments”, or where applicable, to the cost on initial recognition of an investment in an associate or a joint venture.

3.	Summary of accounting policies

3.1	New accounting policies

3.1.1	Fees and commissions

Former accounting policy as of December 31, 2017:

Revenue recognition of fees and commissions under IAS 18

The Bank earns fee and commission income from a diverse range of services it provides to its customers.

Income is recognized to the extent that is probable that the economic benefits will flow to the Bank and it is reliably measured, regardless of when the payment is made. This income is measured at fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.1	New accounting policies (continued)

3.1.1	Fees and commissions (continued)

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

Fees received in connection with a modification of terms of a loan are applied as a reduction of the amortized cost of the loan. Fees earned on letters of credit, financial guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

Accounting policy applicable from January 1st, 2018:

Revenue recognition of fees and commissions under IFRS 15

Revenues are measured based on the considerations specified in a contract signed with a customer and exclude collections on behalf of third parties. The Bank recognizes revenues when it transfers control over the product or services to a customer.

IFRS 15 - "Revenue from contracts with customers" was issued in May 2014 and establishes a five-step model to account for the revenue from the contracts with customers. Under IFRS 15, income is recognized by an amount that reflects the consideration that the Bank expects to be entitled to, in exchange for the transfer of goods or services. The new revenue standard replaces all current requirements for revenue recognition under IAS 18.

The Bank has applied IFRS 15 provisions from the 1st of January 2018 by applying the retroactive modified method pursuant to IAS 8 - "Accounting policies, changes in accounting estimates and errors". The performance period for services provided to customers of the Bank and revenue recognition of related commissions were not impacted by the adoption of IFRS 15. The impact of IFRS 15 is limited to the new required disclosures.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.1	New accounting policies (continued)

3.1.1	Fees and commissions (continued)

The following table describes the main products and services, other than services for financial intermediation, from which the Bank generates its revenue:

Type of services	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition under IFRS 15 (applicable from 1 January 2018)

Letters of credit

Opening	Guarantee to honor the estipulated amount agreed to in the terms and conditions entered into with the customer, upon presentation of required documentation.	Revenues from services are recognized over time as services are provided.

Negotiation	Review of the shipping documents, of the beneficiary, agreeing to pay at sight or on the day on which the reimbursement is being made by the designated bank.	Revenue related to transactions is recognised at the point in time when the transaction takes place.

Acceptance	Commitment issued to the beneficiary to pay to a supplier in a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.	Revenue related to transactions is recognised at the point in time when the transaction takes place.

Confirmation	Commitment issued to the issuer bank and the beneficiary to honor or negotiate shipping documents.	Revenue related to transactions is recognised at the point in time when the transaction takes place.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions	Revenue from services is recognised over time as the services are provided.

Syndications

Structuring	Advise to the borrower by structuring the terms and conditions of a credit facility, and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.	Revenue related to transactions is recognised at the point in time when the transaction takes place.

Other services

Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier and swift fees, etc.	Revenue related to transactions is recognised at the point in time when the transaction takes place.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies

Significant accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements, are presented as follows.

3.2.1	Currency and foreign currency transactions

Foreign currency transactions

For purposes of consolidation of the financial statements, the Bank applies IAS 21- “The Effects of Changes in Foreign Exchange Rates” to financial assets and financial liabilities that are monetary items and denominated in a foreign currency. This standard requires any foreign exchange gains and losses on monetary assets and monetary liabilities to be recognized in profit or loss. An exception is a monetary item that is designated as a hedging instrument in a cash flow hedge, a hedge of a net investment or a fair value hedge of an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income (loss).

For each entity, the Bank determines the functional currency; items, included in the consolidated financial statements of each entity, are measured using their respective functional currency.

Transactions and balances

Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using month-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translation adjustments are reported as a component of other comprehensive income (loss) in the consolidated statement of changes in equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entities whose functional currency is the US dollar, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollar using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings on the line "gain (loss) on financial instruments, net" in profit or loss.

Differences arising on settlement or translation of monetary items are recognized in profit or loss, except for monetary items that are designated as part of the hedge of the Bank’s net investment in a foreign operation. These are recognized in accumulated other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in accumulated other comprehensive income, if applicable.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.2	Cash and cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

3.2.3	Financial instruments

Date of recognition

All financial assets and liabilities are initially recognized on the trade date, the date that the Bank becomes a party to the contractual provisions of the instrument. This includes regular way trades: purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Initial measurement of financial instruments

Recognized financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss (FVTPL), are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

Recognized financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI), are subsequently measured at amortized cost; debt instruments that are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, and that have contractual cash flows that are SPPI, are subsequently measured at fair value through other comprehensive income (FVOCI); all other debt instruments (e.g. debt instruments managed on a fair value basis, or held for sale) and equity instruments are subsequently measured at FVTPL.

However, the following irrevocable election / designation at initial recognition of a financial asset on an asset-by-asset basis may be made:

-	It may irrevocably elect to present subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3 – “Business Combinations” applies, in other comprehensive income (loss); and
-	It may irrevocably designate a debt instrument that meets the amortized cost or at FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Classification

The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss based on the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets.

The Bank classifies all financial liabilities as subsequently measured at amortized cost, except for those liabilities designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.3	Financial instruments (continued)

Business model assessment

The Bank assesses the objective of the business model in which the financial asset is held at a portfolio level, because this reflects the way the business is managed, and information is provided to management. The information considers the following:

-	The Bank’s policies and objectives for the portfolio and the operation of those policies in practice. In particular, if the management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
-	How the performance of the portfolio is evaluated and reported to the Bank’s management;
-	The risks that affect the performance of the business model and how those risks are managed;
-	The frequency, volume and timing of sales in prior periods, the reason for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s stated objective for managing the financial assets is achieved and how cash flows are realized.

An assessment of the business model for managing financial assets is fundamental to the classification of a financial asset. The Bank determines the business model at a level that reflects how financial asset groups are managed together to obtain a particular business objective. The business model does not depend on management intentions for an individual instrument; therefore, assessment of the business model is done at a higher level of aggregation rather than instrument by instrument.

At the initial recognition of a financial asset, it is determined whether the newly recognized financial asset is part of an existing business model or whether it reflects the start of a new business model. The Bank reassesses its business model in each reporting date to determine whether business models have changed since the previous reporting date. For the current and previous reporting dates, the Bank has not identified a change in its business model.

Assessment whether contractual cash flows are solely payments of principal and interest (SPPI)

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding at a point in time and for other basic lending risks and costs as well as profit margin.

Contractual cash flows that are SPPI are consistent with a basic credit agreement. Contractual terms that originate risk exposure or volatility in the contractual cash flows that are not related to a basic credit agreement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are SPPI. An originated or an acquired financial asset can be a basic credit arrangement irrespective of whether it is a credit in its legal form.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.3	Financial instruments (continued)

In assessing whether the contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows, so that it would not meet this condition. In making the assessment, the Bank considers the following:

-	Contingent events that would change the amount and timing of cash flows;
-	Leverage features;
-	Prepayment and extension terms;
-	Terms that limit the Bank’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and features that modify consideration of the time value of money (e.g. periodical reset of interest rates).

Financial assets at fair value through other comprehensive income (FVOCI)

These instruments consist on debt instruments not classified as either financial instruments at FVTPL or at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio. These instruments are carried at fair value if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
-	The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Unrealized gains or losses are reported as net increases or decreases in other comprehensive income (OCI) in the consolidated statement of changes in equity until they are realized. Realized gains or losses from the sale of securities which are included as gain (loss) on financial instruments, net are determined using the specific identification method.

For an equity instrument designated at FVOCI, the cumulative gain or loss previously recognized in OCI is not subsequently reclassified to profit or loss but transferred within equity.

Financial assets at amortized cost

Financial assets classified at amortized cost represent securities and loans whose objective is to hold them to collect contractual cash flows over the life of the instrument. These securities and loans are measured at amortized cost if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is to hold the financial assets to collect the contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets and liabilities at fair value through profit or loss (FVTPL)

Financial assets and liabilities at fair value through profit or loss include a) instruments with contractual cash flows that are not SPPI; and/or b) instruments designated at FVTPL using the fair value option; accounts receivable (unrealized gains) and accounts payable (unrealized losses) related to derivative financial instruments which are not hedge designated or do not qualify for hedge accounting.

Unrealized and realized gains or losses on assets and liabilities at FVTPL are recorded in profit or loss as gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.3	Financial instruments (continued)

Reclassification

If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.

During the current financial year and previous accounting period there was no change in the business model under which the Bank holds financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policy on modification and derecognition of financial assets described in the following paragraphs.

Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Bank could be required to repay.

The Bank enters into transactions whereby it transfers assets recognized on its consolidated statement of financial position but retains either all or substantially all the risks and rewards of the transferred asset or portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is extinguished, when the obligation specified in the contract is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as an extinguishment of the original liability and the recognition of a new liability.

The difference between the carrying value of the original financial liability and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.4	Loans - at amortized cost

Loans are reported at their amortized cost considering the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for expected credit losses, except for those designated as hedged items in qualifying fair value hedging relationships. Interest income is recognized using the effective interest rate method. Such income shall be calculated by applying the effective interest rate to the gross carrying amount of the loan, except for: a) purchased or originated credit-impaired loans. For these loans, the Bank applies the credit-adjusted effective interest rate to the amortized cost of the loan from initial recognition; and b) loans that have subsequently become credit impaired financial assets. For these loans, the Bank shall apply the effective interest rate to the amortized cost of the loan, after deducting the impairment allowance in subsequent reporting periods.

The amortization of net unearned interest and deferred fees is recognized as an adjustment to the related loan yield using the effective interest rate method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield and are expensed when incurred.

Modified or renegotiated loan

A modified or renegotiated loan is a loan whose borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or accrued interest, among others.

When a financial asset is modified, the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policies a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:

-	Qualitative factors, such as contractual cash flows after modification are no longer SPPI, change in currency or change of counterparty, the extent of change in interest rates, maturity or covenants. If these do not clearly indicate a substantial modification, then;
-	A quantitative assessment is performed to compare the present value of the remaining contractual cash flows under the original terms with the contractual cash flows under the revised terms, both amounts discounted at the original effective interest.

If the difference in present value is more than 10% the Bank deems the arrangement is substantially different leading to derecognition.

In the case where the financial asset is derecognized the loss allowance for expected credit losses (ECL) is remeasured at the date of derecognition to determine the net carrying amount of the asset at that date. The difference between this revised carrying amount and the fair value of the new financial asset with the new terms will lead to a gain or loss on derecognition. The new financial asset will have a loss allowance measured based on 12-month ECL except in the rare occasions where the new loan is considered to be credit originated impaired. This applies only in the case where the fair value of the new loan is recognized at a significant discount to its revised nominal amount because there remains a high risk of default which has not been reduced by the modification. The Bank monitors credit risk of modified or renegotiated financial assets by evaluating qualitative and quantitative information, such as if the borrower is in past due status under the new terms.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.4	Loans - at amortized cost (continued)

Modified or renegotiated loan (continued)

When the contractual terms of a financial asset are modified, and the modification does not result in derecognition, the Bank determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:

-	The remaining lifetime probability of default (PD) estimated based on data at initial recognition and the original contractual terms; with
-	The remaining lifetime PD at the reporting date based on the modified terms.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

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

The Bank's lending portfolio is comprised of the following types of debtor: corporations and financial institutions. In turn, these are broken down into state-owned and private.

The Bank's lending policy is applicable to all types of loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.4	Loans - at amortized cost (continued)

Write-offs

When the Bank has no reasonable expectations of recovering the loan, then the gross carrying amount of the loan is directly reduced in full or partially; thus, constituting a derecognition event. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate enough cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.

3.2.5	Allowances for losses on financial instruments

The allowances for losses on financial instruments are provided for losses derived from the expected credit losses, inherent in the loan portfolio, investment securities and loan commitments and financial guarantee contracts, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are recognized in profit or loss or in other comprehensive income depending on classification of the instrument. Expected credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to profit or loss. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.

The Bank assigns to each exposure a risk rating which is defined using quantitative and qualitative factors that are indicative of the risk loss. This rating is considered for purposes of identifying significant increases in credit risk. These factors may vary depending on the nature of the exposure and the type of borrower.

Each exposure will be assigned to a risk rating at the time of initial recognition based on the information available about the customer and the country. Exposures will be subject to continuous monitoring, which may result in the change of an exposure to a different risk rating.

The analysis of customer risk considers financial and operational factors, sector / industry, market and managerial, also considering the ratings of international rating agencies, quality of information and other elements of an objective nature, including projections on these indicators.

For the assignment of customer credit ratings, quantitative and qualitative criteria are applied, depending on whether the counterpart corresponds to a financial entity or a corporation, and broken down into several factors, which receive a weighting within the customer's rating.

In the analysis of the country risk, for the establishment of the rating, the assessment of quantitative and qualitative variables specific to the country under analysis is considered, as well as the regional and global macroeconomic environment, considering projections about the future performance of the country environment.

In general, there are three groups of quantitative factors that determine the analysis and that give rise to a quantitative rating of the country (changes in main economic indicators; external payment capacity and access to capital; performance of domestic credit and the financial system), which is later analyzed within the social-political framework of the country (qualitative factors) and may suffer some deterioration for the determination of the final country rating.

Calculation of reserve for expected credit losses for financial instruments is made based on the risk rating resulting from the Bank's internal model and considering, generally (certain exceptions apply), the worst among the country risk rating of the transaction and the customer risk rating.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.5	Allowances for losses on financial instruments (continued)

The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal Rating	External Rating (1)	Description
1 - 4	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments

5 - 6	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.

7	Caa1 - Caa3	Exposure in customers whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation carries certain risks.

8	Ca	Exposure in customers whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the operation is limited or restricted to certain terms, structure and types of credits.

9-10	C	Exposure in customers with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1)	Credit rating by Moody’s Investors Service.

In order to maintain periodical monitoring of the quality of the portfolio, customers and countries are reviewed within a time frequency ranging from 3 to 12 months, depending on the risk rating.

The Bank measures expected credit losses in a way that reflects: a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; b) time value of money; and c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecast of future economic conditions.

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECL (Stage 1), which applies to all financial instruments (from initial recognition) as long as there is no significant deterioration in credit quality, and

-	Lifetime ECL (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest income is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest income is calculated on the gross carrying amount. Under Stage 3, when a financial asset subsequently becomes credit impaired (when a credit event has occurred), interest income is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired, and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate interest income on a gross basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.5	Allowances for losses on financial instruments (continued)

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This assessment considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

ECL are a probability-weighted estimate of the present value of credit losses. These are measured as the difference in the present value of the cash flows due to the Bank under the contract and the cash flows that the Bank expects to receive arising from weighing of multiple future economic scenarios, discounted at the asset’s effective interest rate (EIR). For undrawn loan commitments, the ECL is the difference between the present value of the contractual cash flows that are due to the Bank if the holder of the commitment draws down the loan and the cash flows that the Bank expects to receive if the loan is drawn down; and for financial guarantee contracts, the ECL is the difference between the expected payments to reimburse the holder of the guaranteed debt instrument less any amounts that the Bank expects to receive from the holder, the debtor or any other party.

The Bank determines ECL using two methodologies to determine if there is objective evidence of impairment for financial instruments:

- Individually Assessed

The expected credit losses on individually assessed financial instruments are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all credit transaction that are individually significant or not. If it is determined that there is no objective evidence of impairment for an individual credit transaction, it is included in a group of credit transactions with similar characteristics and is collectively assessed to determine whether there is impairment.

The impairment loss is calculated by comparing the present value of the future expected flows, discounted at the original effective rate of the credit transaction, with its current carrying amount and the amount of any loss is charged as a provision for losses in profit or loss for those measured at amortized cost, and in equity for those operations measured at fair value through other comprehensive income.

- Collectively Assessed

For the purposes of a collective assessment of impairment, financial instruments are grouped according to similar credit risk characteristics. These characteristics are relevant to estimate cash flows for the groups of such assets, being indicative of the debtors' ability to pay the amounts owed according to the contractual terms of the assets that are assessed.

Future cash flows in a group of credit transactions that are collectively assessed to determine whether there is impairment are estimated according to the contractual cash flows of the assets in the group, the historical loss experience for assets with similar credit risk characteristics, within each group, and the experienced management views on whether the current economy and credit conditions can change the real level of historical inherent losses suggested.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.5	Allowances for losses on financial instruments (continued)

Definition of Default

The Bank considers a financial asset to be in default when it presents any of the following characteristics:

-	The debtor is past due for more than 90 days in any of its obligations to the Bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was due for more than 30 days;
-	Deterioration in the financial condition of the customer, or the existence of other factors allowing to estimate the possibility that the balance of principal and interest on customers’ loans will not be fully recovered.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrate that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

In assessing whether a borrower is in default, the Bank considers qualitative and quantitative indicators based on data internally developed and obtained from external sources. Inputs into the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

Significant increase in credit risk

When assessing whether the credit risk on a financial instrument has increased significantly, the Bank considers the change in the risk of default occurring since initial recognition. For a financial instrument to be considered in default, management considers criteria used in the internal credit risk model and qualitative factors, such as financial covenants, where appropriate.

The Bank continuously assesses significant increases in credit risk based on the change in the risk of a default occurring over the expected life of the credit instrument. In order to make the assessment of whether there has been significant credit deterioration, the Bank considers reasonable and supportable information that is available without undue cost or effort by comparing:

-	The risk of a default occurring on the financial instrument at the assessment date, and
-	The risk of a default occurring on the financial instrument at initial recognition.

For loan commitments, the Bank considers changes in the risk of a default occurring on the ‘potential’ financial instrument to which a loan commitment relates, and for financial guarantee contracts, changes in the risk that the specified debtor will default, are taken into consideration.

For financial instruments measured at fair value through OCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset was measured at amortized cost is recognized in profit or loss as the impairment amount. Impairment losses or recoveries are accounted for as an adjustment to the reserve in accumulated other comprehensive income, against profit or loss.

Additionally, to determine if there has been a significant increase in risk, the Bank applies an alert model that considers the international economic environment, the specific financial situation by country and the economic analysis of the industry where the customer generates its income. The model defines a consolidated calculation of risk severity depending on the weighing of the severity to risk of each one of the scenarios under analysis. Also, this depends on the context of the variables or the ratings constructed for each one (by market, country and economic sector).

Impairment on a financial asset is assessed based on numerous factors and its relative importance varies on a case-by-case basis. Factors considered in determining whether there has been a negative impact on the estimated future cash flows of a financial asset include: significant financial difficulties of the issuer; high probability of default; granting a concession to the issuer; disappearance of an active market due to financial difficulties; breach of contract, such as defaults or delays in interest or principal; and, observable data indicating that there is a measurable decrease in estimated future cash flows since initial recognition.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.5	Allowances for losses on financial instruments (continued)

Significant increase in credit risk (continued)

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

The Bank considers the following factors, among others, when measuring significant increase in credit risk:

-	Significant changes in internal indicators of credit risk as a result of a change in credit risk since inception;
-	Significant changes in market indicators of credit risk for a particular financial instrument or similar financial instruments with the same expected life;
-	An actual or expected significant change in the financial instrument’s external credit rating;
-	Existing or forecast adverse changes in business, financial or economic conditions;
-	An actual or expected significant change in the operating results of the borrower;
-	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the borrower;
-	Significant changes in the value of the collateral supporting the obligation;
-	Significant changes, such as reductions in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECL model.

The reserve balances for expected credit losses, for credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance at the end of the period under review.

-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month ECL and lifetime probability of default to account for more than 12-month ECL. Default rates are based on Bladex’s historical portfolio performance per rating category, in addition to international rating agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.

-	Loss Given Default (LGD) = a factor is applied, based on historical information, as well as best practices in the banking industry, volatility and simulated scenarios based on forward-looking information. Management applies judgment and historical loss experience. Management also applies complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and loan commitments and financial guarantee contracts of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.6	Derivative financial instruments for risk management purposes and hedge accounting

Derivatives embedded in financial liabilities or other non-financial asset host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

The Bank applies IFRS 9- “Financial Instruments” hedge accounting rules in full.

Derivatives held for risk management purposes include all derivative assets and liabilities that are not classified as trading assets or liabilities. Derivatives held for risk management purposes are measured at fair value in the consolidated statement of financial position. Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain/loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

The Bank uses derivative financial instruments for its management of interest rate and foreign currency risks. Interest rate swap contracts, cross-currency swap contracts and foreign exchange forward contracts have been used to manage interest rate and foreign exchange risks respectively associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency.

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

Derivatives held for trading purposes include interest rate swaps, cross-currency swaps and foreign exchange forward contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these financial instruments are recognized as gains or losses on financial instruments at fair value through profit or loss.

Derivatives for hedging purposes primarily include foreign exchange forward contracts and interest rate swap contracts in US dollar and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated statement of financial position as derivative financial instruments used for hedging - assets and liabilities, as applicable; and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively. The hedging instrument should be qualitatively assessed on a quarterly basis in order to determine its effectiveness at achieving offsetting changes in fair value or cash flows. Any ineffectiveness must be reported in current-year earnings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.6	Derivative financial instruments for risk management purposes and hedge accounting (continued)

Hedge accounting relationship

As the Bank enters into a hedge accounting relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rationale, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried by the Bank as the underlying of the hedging instrument matches or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment, whether qualitative or quantitative, considers the following: a) maturity; b) nominal amount; c) cash flow dates; d) interest rate basis; and e) credit risk, including the effect of collateral, among others.

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

Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk, except when the hedging instrument hedges an equity instrument designated at FVOCI in which case it is recognized in OCI. The carrying amount of a hedged item not already measured at fair value is adjusted for the fair value change attributable to the hedged risk. For debt instruments measured at FVOCI, the carrying amount is not adjusted as it is already at fair value, but the part of the fair value gain or loss on the hedged item associated with the hedged risk is recognized in profit or loss instead of OCI. When the hedged item is an equity instrument designated at FVOCI, the hedging gain/loss remains in OCI to match that of the hedging instrument.

If the hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment where hedging gains/losses are recognized in profit or loss; they are recognized in the same line as the hedged item.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.6	Derivative financial instruments for risk management purposes and hedge accounting (continued)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and recognized in profit or loss when the hedged cash flows affect earnings. The ineffective portion is recognized in profit or loss as loss on financial instruments, net. If the cash flow hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the related amounts in OCI are reclassified into profit or loss when hedged cash flows occur.

Net investment hedges

When a derivative instrument or a non-derivative financial item is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative is recognized in profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment when disposal of the foreign operation occurs.

3.2.7	Repurchase agreements

Repurchase agreements are transactions in which the Bank sells a security and simultaneously agrees to repurchase that security (or an asset that is substantially identical) at a fixed price on a future date. The Bank continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because the Bank sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement.

3.2.8	Borrowings and debt

Borrowings and debt are accounted for at amortized cost, except for those designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

3.2.9	Non-financial assets

A non-financial asset is an asset with a physical or intangible value and it is subject to the impairment guidelines prescribed in IAS 36 – Impairment of assets.

Impairment of non-financial assets

A non-financial asset is impaired when an entity will not be able to recover that asset’s carrying value, either through its use or sale. If circumstances arise which indicate that a non-financial asset might be impaired, a review should be undertaken of its cash generating abilities through use or sale. This review will produce an amount which should be compared with the asset’s carrying value, and if the carrying value is higher, the difference must be written off as impairment in profit or loss. On the other hand, if there is any indication that previously recognized impairment losses may no longer exist or may have decreased, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.10	Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost excluding the costs of day–to–day maintenance, less accumulated depreciation and impairment losses. Changes in the expected useful life are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Depreciation is calculated using the straight–line method to write down the cost of assets and equipment to their residual values over their estimated useful lives. The estimated useful lives are as follows:

Useful life in Years
Furniture and equipment	3 to 5 years
Hardware	3 years
Other equipment	2 to 4 years
Leasehold improvements	3 to 15 years or up to the lease term

Leasehold improvements, under operating leases are amortized on a straight line basis calculated without exceeding the length of the respective lease contracts.

Equipment and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in profit or loss in the year that the asset is derecognized.

3.2.11	Intangible assets

An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized using the straight-line method over the estimated useful lives of the assets. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and they are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is presented as a separate line item in profit or loss.

Bank’s intangible assets include the cost of computer software. Amortization is calculated using the straight–line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 5 years. Gains or losses arising from the derecognition of an intangible asset are determined by the Bank as the difference between proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognized in profit or loss for the year in which the transaction occurs.

3.2.12	Investment properties

Property that is held for long-term rental yields, operating leases and/or for capital appreciation, and that is not occupied by the Bank, is classified as investment property. Investment property is measured initially at its cost, including related transaction costs and where applicable borrowing costs. After initial recognition, investment property is carried at fair value.

Fair value is based on market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Bank uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections. Valuations are performed as of the reporting date by professional appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated financial statements.

The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.12	Investment properties (continued)

Subsequent expenditure is capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Bank and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair value are recognized in profit or loss. Investment properties are derecognized when they have been disposed of.

When the Bank disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in profit or loss as gain (loss) on investment property at fair value through profit and loss.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment. Its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

3.2.13	Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the consolidated statement of financial position if, and only when, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is generally not the case with master netting agreements; therefore, the related assets and liabilities are presented gross in the consolidated statement of financial position.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains or losses arising from a group of similar transactions.

3.2.14	Operating leases

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Banks as a lessee

Leases where the lessor does not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis through the lease term. Rental payable is recognized as an expense as incurred.

Bank as a sub-lessor

Leases where the Bank does not transfer substantially all of the risk and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income is recognized as revenue as earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.15	Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in profit or loss, net of any reimbursement.

3.2.16	Regulatory and capital reserves

Regulatory and capital reserves are established as appropriations from retained earnings and, as such, form part of retained earnings. Reductions of regulatory and capital reserves require the approval of the Bank’s Board of Directors and the SBP. Such reserves include:

-	Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the consolidated financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.
-	Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.
-	Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss.

3.2.17	Share-based payments

The Bank applies IFRS 2 - Share–based payment transactions to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stocks options and restricted stock units vested are exercised, the Bank’s policy is to sale treasury stock.

3.2.18	Taxes

Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. Tax laws and regulations used to compute the amount are those that are enacted or substantively enacted by the reporting date.

-	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
-	Bladex Development Corp. is subject to income taxes in Panama.
-	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-	The New York Agency and Bladex Holdings, Inc. incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.18	Taxes

Deferred tax

Deferred tax is calculated based on the asset and liability method, on temporary differences between the carrying amounts of assets and liabilities reported for financial purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the realization of assets and liabilities using the income tax rate in effect on the reporting date.

The current tax for the reporting date as well as for the deferred tax, result in a minimal amount, whereby the changes are presented in profit or loss as other operating expenses.

3.2.19	Earnings per share

Basic earnings per share is computed by dividing the profit for the year (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and restricted stock units plans could exercise their options.

3.2.20	Treasury stock and contracts on own shares

The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury stock) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.

No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.2.21	Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial, which incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s commercial portfolio; and Treasury, which is responsible for the Bank’s funding and liquidity management, including its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks.

3.2.22	Judgments, estimates and significant accounting assumptions

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the reporting date and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

Judgments

In the process of applying the Bank’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.22	Judgments, estimates and significant accounting assumptions (continued)

Business model assessment

Classification and measurement of financial assets depends on the results of the SPPI and the business model test. The Bank determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgment reflecting all relevant evidence including how the performance of the assets is evaluated and their performance is measured, and the risks that affect the performance of the assets and how they are managed. The Bank monitors financial assets measured at amortized cost or fair value through other comprehensive income that are derecognized prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business for which the asset was held.

Significant increase of credit risk

For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL on stage 1 assets, or lifetime ECL assets on stage 2 or stage 3 assets. An asset moves to stage 2 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased the Bank takes into account reasonable and supportable forward-looking qualitative and quantitative information.

Establishing groups of assets with similar credit risk characteristics

When ECL are measured on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics.

The Bank monitors the appropriateness of the credit risk characteristics on an ongoing basis to assess whether they continue to be similar. This is required in order to ensure that when credit risk characteristics change there is appropriate re-segmentation of the assets. This may result in new portfolios being created or assets moving to an existing portfolio that better reflects the similar credit risk characteristics of that group of assets. Re-segmentation of portfolios and movement between portfolios is more common when there is a significant increase in credit risk (or when that significant increase reverses) and so assets move from 12-month ECL to lifetime ECL, or vice versa, but it can also occur within portfolios that continue to be measured on the same basis of 12-month ECL or lifetime ECL but the amount of ECL changes because the credit risk of the portfolios differs.

Models and assumptions used

The Bank uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgment is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk.

Reserve for expected credit losses

When establishing ECL, judgment is applied by management in order to assess the amount and opportunity of the future cash flows with the purpose of evaluating whether credit risk has significantly increased since the initial recognition, taking into account the characteristics of the financial asset and the former patterns pre-established for similar financial assets. The changes in risk of default occurring within the next 12 months can be a reasonable approach of the changes in the risk measure according to the lifetime of the instrument. The Bank uses the changes in risk of default occurring within the next 12 months to determine if the credit has significantly increased since the initial recognition, unless the circumstances give rise to an assessment during the lifetime of the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.22	Judgments, estimates and significant accounting assumptions

Fair value measurement

When the fair values of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but if this is not available, judgment is required to establish fair values. The judgments include considerations of liquidity and model inputs such as volatility for longer–dated derivatives and discount rates, prepayment rates and default rate assumptions for asset-backed securities. The valuation of financial instruments is described in more detail in Note 26.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Bank based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.

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

Impairment losses on loans at amortized cost

The Bank individually assesses all credit impaired loans at amortized cost at each reporting date to assess whether an impairment loss should be recorded in profit or loss. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results that may vary, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are assessed in groups of assets with similar risk characteristics. This is to determine whether a provision should be made due to incurred loss events for which there is objective evidence, but the effects which are not yet evident. The collective assessment takes into account data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate price indices, country risk and the performance of various individual groups).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Summary of accounting policies (continued)

3.2	Significant accounting policies (continued)

3.2.23	Future changes in accounting policies

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2019 and earlier application is permitted; however, the Bank has not early adopted them in preparing these consolidated financial statements, with the exception of the amendment to IFRS 9 affecting prepayment features with negative compensation issued in October 2017. Of those standards that are not yet effective, IFRS 16 is expected to have a significant impact on the Bank's consolidated financial statements in the period of initial application.

IFRS 16 Leases

IFRS 16 Leases will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 supersedes IAS 17 – Leases; IFRIC 4 – Determining whether an arrangement contains a lease, SIC 15 -Operating leases – incentives and SIC27 - Evaluating the substance of transactions involving the legal form of a lease.

IFRS 16 changes the way in which the lease is accounted for by lessees, using a single model to account for such transactions. This unique model determines that a lessee must recognize a right-of-use asset, which represents its right to use the underlying asset, and a lease liability, which represents its obligation to make future lease payments.

The standard includes exemptions for its application for short-term leases and leases in which the underlying asset has low value.

The lessor's accounting remains the same to that established in IAS 17, that is, the lessors continue to classify the leases as financial or operating.

The Bank has evaluated the estimated impact that the initial application of IFRS 16 will have on its consolidated financial statements, as described below:

The Bank will recognize the new assets and liabilities for its operating leases related to rental of offices premises, use of parking lots, and equipment rental contracts. The nature of the expenses related to these leases will change as of January 1, 2019, because the Bank will recognize a depreciation expense for the right-of-use assets, and the interest expenses for the lease liabilities.

Previously, the Bank recognized operating lease payments as an expense in profit or loss on a straight-line basis over the lease term.

Transition

The Bank will to apply IFRS 16 initially on 1 January 2019, using a modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at 1 January 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before 1 January 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

On the basis of available information, the Bank estimates that on January 1, 2019, it will recognize lease liabilities for $20.8 million and right-of-use assets for $17.2 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Cash and cash equivalents

	December 31,	December 31,
	2018	2017
Cash and due from banks	9,644	11,032
Interest-bearing deposits in banks	1,736,008	661,016
Total	1,745,652	672,048

Less:
Pledged deposits	39,460	53,241
Total cash and cash equivalents	1,706,192	618,807

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	December 31, 2018		December 31, 2017
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	1,686,008	2.43% to 6.5%	661,016	0.25% to 1.55%
Time deposits (2)	50,000		-	-
Total	1,736,008		661,016

Pledged deposits (3)	39,460	2.40%	53,241	1.42%

The following table provides a breakdown of pledged deposits by country risk:

	December 31,	December 31,
	2018	2017
Country:
Netherlands	494	15,582
Spain	8,740	22,580
United Kingdom	15,217	9,137
United States of America (3)	15,009	5,942
Total	39,460	53,241

(1)	Interest-bearing demand deposits based on the daily rates determined by banks. The rate of 6.5% corresponds to a deposit placed in BRL - Brazil. In addition, a rate of 5.61% corresponds to a deposit placed in MXN – México.
(2)	Time deposits “overnight” calculated on an average interest rate.
(3)	Includes deposits pledged of $3.5 million and $3.0 million at December 31, 2018 and 2017, respectively, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net

All securities and other financial assets as of December 31, 2018 and 2017 are presented as follows:

		At fair value
At December 31, 2018		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	85,326	21,798	6,273	8,750	122,147
Interest receivable	1,140	451	-	-	1,591
Reserves	(140)	-	-	-	(140)
	86,326	22,249	6,273	8,750	123,598

		At fair value
At December 31, 2017		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	69,130	16,733	8,402	-	94,265
Interest receivable	1,040	375	-	-	1,415
Reserves	(196)	-	-	-	(196)
	69,974	17,108	8,402	-	95,484

Securities at amortized cost

The amortized cost of these securities by country risk and type of debt, excluding the amounts of interest receivable and allowance for expected credit losses are as follows:

	December 31, 2018	December 31, 2017
Corporate debt:
Brazil	1,491	1,485
Mexico	7,264	-
Panama	11,151	9,978
	19,906	11,463

Sovereign debt:
Colombia	28,183	29,006
Mexico	19,859	20,203
Panama	17,378	8,458
	65,420	57,667
	85,326	69,130

As of December 31, 2018, and 2017, the allowance for expected credit losses relating to securities at amortized cost amounted to $140 thousand and $196 thousand, respectively.

As of December 31, 2018, securities at amortized cost with a carrying value of $35.1 million, were pledged to secure repurchase transactions accounted for as secured financings. As of December 31, 2017, there were no securities at amortized cost accounted for as secured financial liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net (continued)

Securities at amortized cost (continued)

Securities at amortized cost by contractual maturity are shown in the following tables:

	December 31, 2018	December 31, 2017

Due within 1 year	28,551	7,978
After 1 year but within 5 years	56,775	61,152
	85,326	69,130

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

	December 31,	December 31,
Rating	2018	2017
2	5,181	5,236
3	44,858	43,973
4	33,796	8,458
5	1,491	11,463
Total	85,326	69,130

Securities at fair value through other comprehensive income (FVOCI)

The fair value of financial instruments at FVOCI by country risk and type of debt are as follows:

	December 31, 2018	December 31, 2017

Corporate debt:
Panama	6,157	-
	6,157	-

Sovereign debt:
Brazil	2,887	2,954
Chile	5,011	5,147
Trinidad and Tobago	7,743	8,632
	15,641	16,733
	21,798	16,733

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets

Securities at fair value through other comprehensive income (FVOCI) (continued)

As of December 31, 2018, and 2017, the allowance for expected credit losses relating to securities at fair value through other comprehensive income amounted to $172 thousand and $222 thousand, respectively.

As of December 31, 2018, securities at fair value through other comprehensive income with a carrying value of $4.6 million, were pledged to secure repurchase transactions accounted for as secured financings. As of December 31, 2017, there were no securities at fair value through other comprehensive income accounted for as secured financings.

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Years ended December 31,
	2018	2017	2016
Realized gain on sale of securities	194	766	221
Realized loss on sale of securities	-	(517)	(577)
Net gain (loss) on sale of securities at FVOCI	194	249	(356)

Securities at FVOCI classified by issuer’s credit quality indicators are as follows:

Rating	December 31, 2018	December 31, 2017
1	5,010	5,147
4	13,901	11,586
5	2,887	-
Total	21,798	16,733

The amortized cost and fair value of securities at FVOCI by contractual maturity are shown in the following tables:

	December 31, 2018		December 31, 2017
	Amortized		Amortized
	cost	Fair value	cost	Fair value

Due within 1 year	8,386	7,743	-	-
After 1 year but within 5 years	8,084	7,898	16,962	16,733
After 5 years but within 10 years	5,926	6,157	-	-
	22,396	21,798	16,962	16,733

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets (continued)

Equity instrument at FVOCI

The fair value of the equity instrument irrevocably measured at fair value through OCI:

	December 31, 2018	December 31, 2017
Equity Instrument at FVOCI	6,273	8,402

Financial instrument required to be measured at fair value through profit and loss

As of December 31, 2018, the Bank received a new financial asset (debentures) with a fair value of $8.8 million as part of a restructured loan with a book value of $35 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans

The following table sets forth the details of the Bank’s gross loan portfolio:

	December 31,	December 31,
	2018	2017
Corporations:
Private	1,893,696	2,124,947
State-owned	801,938	723,267
Financial institutions:
Private	2,458,690	2,083,795
State-owned	624,100	573,649
Total	5,778,424	5,505,658

The composition of the gross loan portfolio by industry is as follows:

	December 31,	December 31,
	2018	2017
Financial institutions	3,082,790	2,657,444
Industrial	986,262	772,238
Oil and petroleum derived products	634,615	735,413
Agricultural	446,960	501,241
Services	393,925	430,717
Mining	20,000	231,687
Sovereign	59,026	-
Other	154,846	176,918
Total	5,778,424	5,505,658

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

Loans classified by borrower’s credit quality indicators are as follows:

December 31, 2018
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	975,588	388,773	797,439	54,000	2,215,800
5-6	795,399	391,438	1,476,861	464,800	3,128,498
7	58,008	21,727	184,390	105,300	369,425
8	-	-	-	-	-
9	64,701	-	-	-	64,701
10	-	-	-	-	-
Total	1,893,696	801,938	2,458,690	624,100	5,778,424

December 31, 2017
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	1,234,970	458,651	796,508	126,685	2,616,814
5-6	792,363	240,181	1,127,508	391,891	2,551,943
7	58,130	24,435	159,779	55,073	297,417
8	4,484	-	-	-	4,484
9	-	-	-	-	-
10	35,000	-	-	-	35,000
Total	2,124,947	723,267	2,083,795	573,649	5,505,658

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table provides a breakdown of loans classified by country risk:

	December 31,	December 31,
	2018	2017
Country:
Brazil	1,156,223	1,019,466
Mexico	867,441	850,463
Colombia	625,932	829,136
Argentina	604,112	294,613
Panama	485,546	500,134
Costa Rica	370,087	356,459
Guatemala	328,830	309,024
Dominican Republic	301,067	249,926
Ecuador	188,445	94,315
Chile	176,976	170,827
Paraguay	158,685	59,536
Trinidad and Tobago	144,874	175,000
Honduras	89,205	74,476
Peru	78,191	211,846
El Salvador	70,048	55,110
Singapore	38,500	54,500
Jamaica	21,727	24,435
Luxembourg	17,664	19,924
Germany	17,500	37,500
Bolivia	14,187	15,000
Belgium	13,278	11,368
Uruguay	9,906	15,000
Switzerland	-	3,687
Nicaragua	-	29,804
United States of America	-	44,109
Total	5,778,424	5,505,658

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The remaining loan maturities are summarized as follows:

	December 31,	December 31,
	2018	2017
Current:
Up to 1 month	820,184	846,993
From 1 month to 3 months	966,210	1,079,793
From 3 months to 6 months	1,281,615	1,175,801
From 6 months to 1 year	769,280	922,711
From 1 year to 2 years	719,564	392,456
From 2 years to 5 years	1,110,489	989,222
More than 5 years	46,381	39,923
	5,713,723	5,446,899

Impaired	64,701	58,759
Total	5,778,424	5,505,658

As of December 31, 2018, and December 31, 2017, the range of interest rates on loans fluctuates from 1.20% to 12.25% (2017: 1.35% to 11.52%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,	December 31,
	2018	2017
Fixed interest rates	2,706,834	2,378,509
Floating interest rates	3,071,590	3,127,149
Total	5,778,424	5,505,658

As of December 31, 2018, and December 31, 2017, 82% and 85% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table presents an aging analysis of the loan portfolio by credit classification in stages 1, 2 and 3:

	2018
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,340,751	372,972	57,025	5,770,748
Past due
90-120 days	-	-	2,410	2,410
151-180 days	-	-	2,857	2,857
More than 180 days	-	-	2,409	2,409
Total past due	-	-	7,676	7,676
Total	5,340,751	372,972	64,701	5,778,424

	2017
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	4,839,227	607,672	23,759	5,470,658
Past due
90-120 days	-	-	-	-
151-180 days	-	-	-	-
More than 180 days	-	-	35,000	35,000
Total past due	-	-	35,000	35,000
Total	4,839,227	607,672	58,759	5,505,658

As of December 31, 2018 and December 31, 2017, the Bank had credit transactions in the normal course of business with 17% and 21%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2018 and December 31, 2017, approximately 9% and 14%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2018, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

Modified financial assets

The following table refers to modified financial assets during the year, where modification does not result in de-recognition:

Financial assets (with loss allowance based on lifetime ECL) modified during the year	December 31, 2018	December 31, 2017
Gross carrying amount before modification	-	8,855
Allowance loss before modification	-	(3,344)
Net amortized cost before modification	-	5,511

Gross carrying amount after modification	-	4,484
Allowance loss after modification	-	(4,484)
Net amortized cost after modification	-	-

As of December 31, 2018, the Bank received a new financial asset (debentures) with a fair value of $8.8 million as part of a restructured loan with a book value of $35 million. The remaining balance was written off against allowance for loan losses.

Recognition and derecognition of financial assets

During the years ended December 31, 2018, 2017 and 2016, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

The carrying amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Gain (loss) on financial instruments, net” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

Carrying amount as of December 31, 2018	61,667	(625)
Carrying amount as of December 31, 2017	77,400	181
Carrying amount as of December 31, 2016	157,242	730

During 2016, the Bank entered into a master participation agreement with the International Finance Corporation. to sale participations in credit facilities which resulted in revenues of $76 thousand.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The allowance for expected credit losses relating to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses	(514)	514	-	-
Transfer to credit-impaired financial instruments	(111)	(7,864)	7,975	-
Transfer to 12-month expected credit losses	4,471	(4,471)	-	-
Net effect of changes in allowance for expected credit losses	(4,665)	5,823	55,153	56,311
Financial instruments that have been derecognized during the year	(16,400)	(11,090)	-	(27,490)
New financial assets originated or purchased	32,355	-	-	32,355
Write-offs	-	-	(41,686)	(41,686)
Recoveries of amounts previously written off	-	-	1	1
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988
Transfer to lifetime expected credit losses	(672)	672	-	-
Transfer to credit-impaired financial instruments	-	(12,845)	12,845	-
Transfer to 12-month expected credit losses	1,428	(1,428)	-	-
Net effect of changes in reserve for expected credit losses	(2,900)	18,227	20,257	35,584
Financial instruments that have been derecognized during the year	(24,434)	(11,321)	(8,333)	(44,088)
New financial assets originated or purchased	17,363	-	-	17,363
Write-offs	-	(1,427)	(32,126)	(33,553)
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts

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

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,	December 31,
	2018	2017
Documentary letters of credit	218,988	273,449
Stand-by letters of credit and guarantees - commercial risk	179,756	168,976
Credit commitments	103,143	45,578
Total loans commitments and financial guarantee contracts	501,887	488,003

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,	December 31,
Maturities	2018	2017
Up to 1 year	434,544	457,168
From 1 to 2 years	200	257
From 2 to 5 years	67,143	30,000
More than 5 years	-	578
Total	501,887	488,003

Loan commitments and financial guarantee contracts classified by issuer’s credit quality indicators are as follows:

	December 31,	December 31,
Rating	2018	2017
1-4	94,724	120,275
5-6	158,864	113,271
7	248,299	254,457
Total	501,887	488,003

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The breakdown of the Bank’s loan commitments and financial guarantee contracts’ exposure by country risk is as follows:

	December 31,	December 31,
	2018	2017
Country:
Ecuador	247,225	252,800
Colombia	52,000	91,020
Brazil	50,000	-
Costa Rica	38,598	19,848
Panama	29,175	31,260
Mexico	22,731	35,643
Germany	18,000	-
Dominican Republic	16,500	-
Guatemala	15,293	11,788
Argentina	6,980	7,546
Peru	2,846	17,618
El Salvador	824	767
Uruguay	750	3,176
Canada	422	425
Bolivia	293	200
Honduras	250	890
Chile	-	15,000
Paraguay	-	22
Total	501,887	488,003

Letters of credit, stand-by letters of credit and guarantees

The Bank, on behalf of its client’s base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties.  The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the expiry date.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The allowance for expected credit losses relating to loan commitments and financial guarantee contracts is as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845
Transfer to lifetime expected credit losses	(31)	31	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	13	169	-	182
Financial instruments that have been derecognized during the year	(1,179)	(5,487)	-	(6,666)
New instruments originated or purchased	2,928	-	-	2,928
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776
Transfer to lifetime expected credit losses	(1)	1	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(54)	853	-	799
Financial instruments that have been derecognized during the year	(971)	-	-	(971)
New instruments originated or purchased	1,241	-	-	1,241
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Impairment loss on financial instruments, net

The following table sets forth the details for the loss on financial instrument recognized in the consolidated statements of profit or loss:

	December 31
	2018	2017	2016
Loss in derivative financial instruments and changes in foreign currency, net	(1,226)	(437)	(486)
Gain (loss) in financial instruments at fair value through profit or loss	648	(732)	(2,883)
Gain (loss) realized in financial instruments at fair value with changes in other comprehensive income	194	249	(356)
(Loss) gain on sale of loans	(625)	181	806
	(1,009)	(739)	(2,919)

9.	Derivative financial instruments

Quantitative information on derivative financial instruments is as follows:

	December 31, 2018
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	433,500	108	(6,134)	(1,666)
Cross-currency swaps	226,756	1,134	(15,994)	11,676
Cash flow hedges:
Interest rate swaps	460,000	513	(3,276)	(2,462)
Cross-currency swaps	23,025	-	(1,384)	(2,263)
Foreign exchange forwards	176,311	933	(7,177)	(14,854)
Net investment hedges:
Foreign exchange forwards	6,183	-	(78)	(128)
Total	1,325,775	2,688	(34,043)	(9,697)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	December 31, 2017
		Carrying amount of the hedging instrument
	Nominal Amount	Asset	Liability	Changes in fair value used for calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	367,500	-	(4,361)	(2,394)
Cross-currency swaps	306,961	3,672	(30,154)	15,900
Cash flow hedges:
Interest rate swaps	595,000	127	(428)	995
Cross-currency swaps	23,025	879	-	2,132
Foreign exchange forwards	225,388	8,610	-	11,835
Net investment hedges:
Foreign exchange forwards	9,243	50	-	181
Total	1,527,117	13,338	(34,943)	28,649

The hedging instruments detailed in the tables above are presented in the consolidated statement of financial position as derivative financial instruments - assets or derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

The gains and losses resulting from activities of hedging derivative financial instruments recognized in the consolidated statements of profit or loss are presented below:

	December 31, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedges
Interest rate swaps	(593)	Gain (loss) on interest rate swaps	-	(3)
Cross-currency swaps	2,246	Gain (loss) on foreign currency exchange	-	(3)
		Interest income – loans	1,756	-
Foreign exchange forwards	12,453	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	4,049	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(7,001)	-
Total	14,106		(1,196)	(6)

Derivatives – net investment hedge
Foreign exchange forwards	(909)
Total	(909)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	31-Dec-17
	Gain (loss) recognized		Gain (loss) reclassified	Gain (loss) recognized on derivatives
	in OCI (effective portion)	Classification of gain (loss)	from OCI to profit or loss	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(834)	Gain (loss) on interest rate swaps	-	242
Cross-currency swaps	(1,924)	Gain (loss) on foreign currency exchange	-	26
		Interest income – loans	7,611	-
Foreign exchange forwards	(2,708)	Interest income – securities at FVOCI	-	-
		Interest expenses – deposits	3,991	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(190)	-
Total	(5,466)		11,412	268

Derivatives – net investment hedge
Foreign exchange forwards	(277)
Total	(277)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	December 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	627	Gain (loss) on interest rate swaps	-	(1,258)
Cross-currency swaps	(1,299)	Gain (loss) on foreign currency exchange	-	16
		Interest income – loans	-	(110)
Foreign exchange forwards	233	Interest income – securities at FVOCI	-	-
		Interest income – loans	(4,751)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	1,672	-
		Gain (loss) on foreign currency exchange	9,097	-
Total	(439)		6,018	(1,352)

Derivatives – net investment hedge
Foreign exchange forwards	-
Total	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For the agreements qualifying as fair value hedge, the Bank recognized the gain or loss on the derivative financial instruments and the gain or loss of the hedged asset or liability in profit or loss as follows:

	December 31, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(4)	388	384
	Interest income – loans	(134)	1,899	1,765
	Interest expenses – borrowings and debt	(2,192)	(12,201)	(14,393)
	Derivative financial instruments	(5,291)	5,363	72
Cross-currency swaps	Interest income – loans	(765)	1,598	833
	Interest expenses – borrowings and debt	(241)	(9,367)	(9,608)
	Derivative financial instruments	(15,840)	13,927	(1,913)
Total		(24,467)	1,607	(22,860)

	December 31, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(126)	476	350
	Interest income – loans	(12)	160	148
	Interest expenses – borrowings and debt	1,387	(16,233)	(14,846)
	Derivative financial instruments	(2,270)	2,371	101
Cross-currency swaps	Interest income – loans	(1,496)	2,442	946
	Interest expenses – borrowings and debt	1,848	(10,265)	(8,417)
	Derivative financial instruments	14,950	(16,709)	(1,759)
Total		14,281	(37,758)	(23,477)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	December 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(617)	1,593	976
	Interest income – loans	(25)	2,023	1,998
	Interest expenses – borrowings and debt	4,558	(28,261)	(23,703)
	Derivative financial instruments	(2,077)	2,178	101
Cross-currency swaps	Interest income – loans	(372)	928	556
	Interest expenses – borrowings and debt	195	(6,183)	(5,988)
	Derivative financial instruments	17,673	(16,752)	921
Total		19,335	(44,474)	(25,139)

Derivatives financial position and performance

The following tables detail the changes of fair value of the underlying item in the consolidated statement of financial position related to fair value hedges:

	December 31, 2018
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Loans	66,091	97	Loans
Issuances	349,428	5,266	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,221	(527)	Securities and other financial instruments, net
Loans	10,581	(1,097)	Loans
Issuances	199,356	15,024	Borrowings and debt, net

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance (continued)

	December 31, 2017
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Loans	-	-	Loans
Issuances	355,000	(4,411)	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Securities at FVOCI	12,369	(32)	Securities and other financial instruments, net
Loans	25,027	744	Loans
Issuances	249,328	(2,301)	Borrowings and debt, net

The following tables detail the maturity profile of the timing of the nominal amounts of the hedging instruments, by type of risk covered:

	December 31, 2018
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	27,458	-	-	27,458
31 to 60 days	16,977	115,000	-	131,977
61 to 90 days	6,908	50,000	-	56,908
91 to 180 days	100,489	17,000	73,193	190,682
181 to 365 days	98,813	159,500	-	258,313
1 to 2 years	5,161	463,000	23,025	491,186
2 to 5 years	3,704	89,000	7,779	100,483
More than 5 years	-	-	68,768	68,768
Total	259,510	893,500	172,765	1,325,775

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance (continued)

	December 31, 2017
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	69,459	-	-	69,459
31 to 60 days	26,104	-	-	26,104
61 to 90 days	1,729	185,000	16,821	203,550
91 to 180 days	16,567	137,500	-	154,067
181 to 365 days	68,952	202,500	8,127	279,579
1 to 2 years	178,331	21,500	73,193	273,024
2 to 5 years	4,413	416,000	24,872	445,285
More than 5 years	-	-	76,049	76,049
Total	365,555	962,500	199,062	1,527,117

Assessment of the sources of ineffectiveness

As part of its hedging operations and according to the type of hedge, the Bank is exposed to the following ineffectiveness factors:

•	Cash flow hedges: Type of hedge used to mitigate the risk of changes in foreign exchange currency rates, as well of changes in interest rate risk that could include volatility in the projected cash flows. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

•	Cross currency swaps: Type of hedge used to mitigate both interest rate risk and foreign currency risk. The sources of ineffectiveness come mainly from forward rates, discount rates and cross currency basis (cost of the operation).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For control purposes, derivative instruments are recorded at their nominal amount in memoranda accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolio. The Bank also uses foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 5.2 years (2017: 6.2 years).

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $365 thousand are expected to be reclassified into profit or loss during the twelve-month year ending December 31, 2019.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest expense, in profit or loss, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $3.1 million are expected to be reclassified into profit or loss during the twelve-month year ending December 31, 2019.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of pledged cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

December 31, 2018
		Gross amounts offset in the	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	2,688	-	2,688	-	(1,496)	1,192
Total	2,688	-	2,688	-	(1,496)	1,192

December 31, 2017
		Gross amounts offset in the	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	13,338	-	13,338	-	(22,304)	(8,966)
Total	13,338	-	13,338	-	(22,304)	(8,966)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

December 31, 2018
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Derivative financial instruments used for hedging at fair value	34,043	-	34,043	-	(35,960)	(1,917)
Total	34,043	-	34,043	-	(35,960)	(1,917)

December 31, 2017
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative financial instruments used for hedging at fair value	34,943	-	34,943	-	(50,241)	(15,298)
Total	34,943	-	34,943	-	(50,241)	(15,298)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Impairment loss on non - financial assets

Impairment losses on non-financial assets are as follows:

	December 31,
Losses for:	2018	2017	2016
Impairment loss on other assets	(3,464)	-	-
Impairment loss on investment properties	(3,849)	-	-
Write off on intangible assets	(2,705)	-	-
	(10,018)	-	-

As of December 31, 2018, the Bank made write offs corresponding mainly to technological projects classified as intangible assets by $2.7 million and other assets under development with a book value of $1.3 million. In addition, the storage silos received as payment for a restructured loan operation that were recorded as investment properties with a carrying amount of $3.8 million and other assets under development of the deed with a carrying amount of $1.7 million, were assessed by the Bank, determining a fair value of zero.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Equipment and leasehold improvements

A breakdown of cost, accumulated depreciation, additions and disposals of equipment and leasehold improvements is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvement	Other equipment	Total
Cost:
Balance as of January 1, 2016	3,366	2,002	7,412	457	13,237
Additions	1,436	2,137	239	161	3,973
Disposals	(416)	(361)	(880)	-	(1,657)
Balance as of December 31, 2016	4,386	3,778	6,771	618	15,553
Additions	246	461	39	1,908	2,654
Disposals	(462)	(2,255)	-	(21)	(2,738)
Balance as of December 31, 2017	4,170	1,984	6,810	2,505	15,469
Additions	411	12	111	69	603
Disposals	(253)	(97)	(80)	(62)	(492)
Reclassifications	10	-	-	-	10
Balance as of December 31, 2018	4,338	1,899	6,841	2,512	15,590

Accumulated depreciation:
Balance as of January 1, 2016	2,671	1,491	2,536	366	7,064
Amortisation for the year	483	384	513	77	1,457
Disposals	(412)	(230)	(875)	-	(1,517)
Balance as of December 31, 2016	2,742	1,645	2,174	443	7,004
Amortisation for the year	587	149	474	368	1,578
Disposals	(459)	(54)	-	(20)	(533)
Balance as of December 31, 2017	2,870	1,740	2,648	791	8,049
Amortisation for the year	516	64	480	222	1,282
Disposals	(159)	(89)	(127)	(94)	(469)
Reclassifications	42	-	-	-	42
Balance as of December 31, 2018	3,269	1,715	3,001	919	8,904

Carrying amounts as of:
December 31, 2018	1,069	184	3,840	1,593	6,686
December 31, 2017	1,300	244	4,162	1,714	7,420
December 31, 2016	1,644	2,133	4,597	175	8,549

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Intangible assets

A breakdown of software cost, accumulated amortization, additions, sales and disposals for intangible assets is as follows:

Costs:
Balance as of January 1, 2016	10,776
Additions	3,111
Disposals	(4)
Balance as of December 31, 2016	13,883
Additions	3,370
Disposals	(81)
Balance as of December 31, 2017	17,172
Additions	58
Disposals	(3,315)
Reclassifications	(10)
Balance as of December 31, 2018	13,905

Accumulated amortization:
Balance as of January 1, 2016	10,349
Amortisation for the year	629
Disposals	(4)
Balance as of December 31, 2016	10,974
Amortisation for the year	838
Disposals	(65)
Balance as of December 31, 2017	11,747
Amortisation for the year	1,176
Disposals	(609)
Reclassifications	(42)
Balance as of December 31, 2018	12,272

Carrying amounts as of:
December 31, 2018	1,633
December 31, 2017	5,425
December 31, 2016	2,909

Expenses related to the amortization of intangible assets are presented as part of amortization of intangible assets in the consolidated statement of profit or loss. Disposals during 2018 correspond to technological projects.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Investment properties

Investment properties are measured at fair value through profit or loss. The gains and losses resulting from fair value adjustments are recognized in profit or loss. A summary is as follows:

Balance at January 1, 2017	-
Additions	5,119
Balance at December 31, 2017	5,119
Sale of investment properties	(1,270)
Net change in fair value	(3,849)
Balance at December 31, 2018	-

The Bank determines the fair value for its investment properties based on discounted expected cash flows on reliable estimates for the operating leases or existing contracts. The Bank applied the fair value hierarchy level 3, in absence of a comparable active market. As of December, 31 2018, such estimates results in zero value.

Unobservable inputs used in the fair value measurement

Type of asset	Fair value December 31, 2018	Measurement techniques	Significant unobservable inputs
Investment properties at FVPL	-	Discounted cash flows	- Existing leasing contracts - Investments made to operate - Current operating expenses - Weighted average cost of capital WACC

14.	Other assets

Following is a summary of other assets:

	December 31,	December 31,
	2018	2017
Accounts receivable (1)	13,333	6,793
Interest receivable - deposits	281	48
IT projects under development (2)	357	1,405
Other (3)	3,003	5,510
	16,974	13,756

(1) As of December 31, 2018, the sale of financial assets was executed for $ 12.4 million and related payment was received in January 2019.

(2) As of December 31, 2018, the Bank derecognized the amount of $0.8 million related to IT projects under development, outstanding as of December 31, 2017, in the consolidated financial statement of profit or loss as an impairment loss on non-financial assets.

(3) As of December 31, 2018, the Bank derecognized the amount of $1.7 million related to a leasing under development, outstanding as of December 31, 2017, in the consolidated financial statement of profit or loss as an impairment loss on non-financial assets.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	December 31,	December 31,
	2018	2017
Demand	211,381	82,064
Up to 1 month	1,192,252	1,147,772
From 1 month to 3 months	412,638	492,205
From 3 months to 6 months	533,135	411,159
From 6 months to 1 year	462,156	571,500
From 1 year to 2 years	70,047	76,422
From 2 years to 5 years	89,213	147,722
	2,970,822	2,928,844

The following table presents additional information regarding the Bank’s deposits

	December 31,	December 31,
	2018	2017
Aggregate amounts of $100,000 or more	2,970,438	2,928,425
Aggregate amounts of deposits in the New York Agency	265,349	266,158

	Year ended December 31,
	2018	2017	2016
Interest expense on deposits made in the New York Agency	5,937	2,524	1,429

16.	Securities sold under repurchase agreements

As of December 31, 2018, the Bank has financing transactions under repurchase agreements for $39.8 million.

As of December 31, 2017, the Bank does not have financing transactions under repurchase agreements.

During the year ended December 31, 2018, $635 thousand was recorded corresponding to interest expenses generated by financing agreements under repurchase agreements. These expenses are included as interest expense – borrowings and debt line in the consolidated statement of profit or loss. As of December 31, 2017, the Bank did not incur in any interest expense generated by financing agreements under repurchase agreements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt

Borrowings and debt are detailed as follows:

	December 31, 2018
	Short-Term		Long-term
Carring amount	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,975,174	45,930	886,384	614,505	3,521,993
Prepaid commissions	-	-	(2,790)	(757)	(3,547)
	1,975,174	45,930	883,594	613,748	3,518,446

	December 31, 2017
	Short-Term		Long-term
Carring amount	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,062,223	10,500	423,011	720,044	2,215,778
Prepaid commissions	-	-	(2,790)	(1,421)	(4,211)
	1,062,223	10,500	420,221	718,623	2,211,567

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	December 31,	December 31,
	2018	2017
Short-term borrowings:
At fixed interest rates	695,500	429,069
At floating interest rates	1,279,674	633,154
Total borrowings	1,975,174	1,062,223
Short-term debt:
At fixed interest rates	2,700	10,500
At floating interest rates	43,230	-
Total debt	45,930	10,500
Total short-term borrowings and debt	2,021,104	1,072,723

Average outstanding balance during the year	1,095,530	710,021
Maximum balance at any month-end	2,021,104	1,072,723
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.74% to 3.30%	1.60% to 1.95%
Range of floating interest rates on borrowings in U.S. dollars	2.72% to 3.41%	1.77% to 2.08%
Range of fixed interest rates on borrowings in Mexican pesos	-	7.92%
Range of floating interest rate on borrowings in Mexican pesos	8.49% to 9.39%	7.68% to 7.89%
Weighted average interest rate at end of the year	3.18%	2.16%
Weighted average interest rate during the year	3.00%	1.66%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Short-term borrowings and debt (continued)

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	December 31,	December 31,
	2018	2017
Currency
US dollar	1,926,000	1,044,500
Mexican peso	95,104	28,223
Total	2,021,104	1,072,723

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican and Japanese markets. The breakdown of borrowings and long-term debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions of $3.5 million and $4.2 million as of December 31, 2018 and December 31, 2017, respectively, are as follows:

	December 31,	December 31,
	2018	2017
Long-term borrowings:
At fixed interest rates with due dates from January 2019 to February 2022	63,367	44,011
At floating interest rates with due dates from August 2019 to August 2023	823,017	379,000
Total borrowings	886,384	423,011
Long-term debt:
At fixed interest rates with due dates from June 2019 to March 2024	503,229	532,305
At floating interest rates with due dates from April 2019 to June 2023	111,276	187,739
Total long-term debt	614,505	720,044
Total long-term borrowings and debt	1,500,889	1,143,055
Less: Prepaid commissions	(3,547)	(4,211)
Total long-term borrowings and debt, net	1,497,342	1,138,844

Net average outstanding balance during the year	1,244,619	1,477,788
Maximum outstanding balance at any month – end	1,500,889	2,010,078
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.25% to 3.25%	1.35% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	3.26% to 4.46%	2.61% to 3.01%
Range of fixed interest rates on borrowings in Mexican pesos	5.25% to 9.09%	4.89% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.19% to 9.71%	7.99% to 8.00%
Range of fixed interest rates on debt in Japanese yens	0.46%	0.46% to 0.81%
Range of fixed interest rates on debt in Euros	3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	3.33%	3.33%
Weighted average interest rate at the end of the year	4.35%	3.60%
Weighted average interest rate during the year	4.09%	3.43%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,	December 31,
	2018	2017
Currency
US dollar	1,203,101	753,981
Mexican peso	143,661	206,750
Japanese yen	72,670	98,711
Euro	60,315	60,178
Australian dollar	21,142	23,435
Total	1,500,889	1,143,055

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2018, the Bank was in compliance with all those covenants.

The future payments of long-term borrowings and debt outstanding as of December 31, 2018, are as follows:

Payments	Outstanding

2019	257,393
2020	488,237
2021	558,265
2022	74,179
2023	62,500
2024	60,315
1,500,889

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Reconciliation of movements of borrowings and debt arising from financing activities of consolidated statements of cash flows:

	2018	2017	2016
Balance as of January 1,	2,211,567	3,246,813	4,312,170
Net increase (decrease) in short-term borrowings and debt	950,259	(396,205)	(961,095)
Proceeds from long-term borrowings and debt	609,017	219,905	406,149
Repayments of long-term borrowings and debt	(256,173)	(883,476)	(464,242)
Change in foreign currency	1,903	23,487	(43,010)
Adjustment of fair value for hedge accounting relationship	753	(483)	(5,945)
Other adjustments	1,120	1,525	2,786
Balance as of December 31,	3,518,446	2,211,567	3,246,813

18.	Other liabilities

Following is a summary of other liabilities:

	December 31,	December 31,
	2018	2017
Accruals and other accumulated expenses	8,602	8,018
Accounts payable	453	9,307
Others	4,560	3,226
	13,615	20,551

19.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31,	December 31,	December 31,
	2018	2017	2016
(Thousands of U.S. dollars)
Profit for the year	11,138	81,999	87,045

(U.S. dollars)
Basic earnings per share	0.28	2.09	2.23
Diluted earnings per share	0.28	2.08	2.22

(Thousands of shares)
Weighted average of common shares outstanding - applicable to basic EPS	39,543	39,311	39,085

Effect of diluted securities:
Stock options and restricted stock units plan	-	18	125

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,543	39,329	39,210

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Capital and additional paid-in capital

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, exchanging one share for another share.

The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2018, 2017 and 2016:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Conversions	-	-	-	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	68,785	-	68,785
Restricted stock units – vested	-	-	65,358	-	65,358
Outstanding at December 31, 2016	6,342,189	2,474,469	30,343,390	-	39,160,048

Conversions	-	(64,663)	64,663	-	-
Repurchased common stock	-	(1,000)	-	-	(1,000)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	142,268	-	142,268
Restricted stock units – vested	-	-	70,519	-	70,519
Outstanding at December 31, 2017	6,342,189	2,408,806	30,677,840	-	39,428,835

Conversions	-	(64,386)	64,386	-	-
Repurchased common stock	-	(99,193)	(64)	-	(99,257)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	102,918	-	102,918
Restricted stock units – vested	-	-	49,055	-	49,055
Outstanding at December 31, 2018	6,342,189	2,245,227	30,951,135	-	39,538,551

Additional paid-in capital

As of December 31, 2018, and 2017, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Treasury stock

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(68,785)	(1,519)	(68,785)	(1,519)
Restricted stock units – vested	-	-	-	-	(65,358)	(1,443)	(65,358)	(1,443)
Outstanding at December 31, 2016	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176

Repurchase of common stock	-	-	1,000	28	-	-	1,000	28
Restricted stock issued – directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(142,268)	(3,140)	(142,268)	(3,140)
Restricted stock units – vested	-	-	-	-	(70,519)	(1,557)	(70,519)	(1,557)
Outstanding at December 31, 2017	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248

Repurchase of common stock	-	-	99,193	2,441	64	1	99,257	2,442
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(102,918)	(2,272)	(102,918)	(2,272)
Restricted stock units - vested	-	-	-	-	(49,055)	(1,083)	(49,055)	(1,083)
Outstanding at December 31, 2018	318,140	10,708	689,367	18,711	1,433,781	31,657	2,441,288	61,076

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment	Total
Balance as of January 1, 2016	(8,931)	(1,750)	-	(10,681)

Change in fair value of debt instruments, net of hedging	7,048	4,383		11,431
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	1,030	(4,581)	-	(3,551)
Other comprehensive income (loss) for the year	8,078	(198)	-	7,880
Balance as of December 31, 2016	(853)	(1,948)	-	(2,801)

Change in fair value of debt instruments, net of hedging	612	(8)	-	604
Change in fair value of equity instruments at FVOCI, net of hedging	(228)	415	-	187
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	84	2,399	-	2,483
Exchange difference in conversion of foreign operating currency	-	-	1,490	1,490
Other comprehensive income (loss) for the year	468	2,806	1,490	4,764
Balance as of December 31, 2017	(385)	858	1,490	1,963

Change in fair value of debt instruments, net of hedging	(254)	(4,375)	-	(4,629)
Change in fair value of equity instruments at FVOCI, net of hedging	(2,074)	850	-	(1,224)
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(87)	5,678	-	5,591
Exchange difference in conversion of foreign operating currency	-	-	(1,281)	(1,281)
Other comprehensive income (loss) for the year	(2,415)	2,153	(1,281)	(1,543)
Balance as of December 31, 2018	(2,800)	3,011	209	420

(1)	Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and previous years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

December 31, 2018
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	-	Net gain on sale of securities at FVOCI
	87	Derivative financial instruments and impairment loss on financial instruments at FVOCI
87

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(2,502)	Interest income – loans
	(1,650)	Interest expense – borrowings and deposits
	(1,530)	Net gain (loss) on foreign currency exchange
Interest rate swaps	4	Net gain (loss) on interest rate swaps
Cross-currency swaps	-	Net gain (loss) on cross-currency swaps
(5,678)

December 31, 2017
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	24	Net gain on sale of securities at FVOCI
	(108)	Derivative financial instruments and impairment loss on financial instruments at FVOCI
	(84)

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(7,611)	Interest income – loans
	(2,102)	Interest expense – borrowings and deposits
	7,216	Net gain (loss) on foreign currency exchange
Interest rate swaps	86	Net gain (loss) on interest rate swaps
Cross-currency swaps	12	Net gain (loss) on cross-currency swaps
	(2,399)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Other comprehensive income (continued)

December 31, 2016
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	-	Interest income – securities at FVOCI
	(7,243)	Net gain on sale of securities at FVOCI
	6,213	Derivative financial instruments and impairment loss on financial instruments at FVOCI
	(1,030)

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(4,750)	Interest income – loans
	1,679	Interest expense – borrowings and deposits
	6,060	Net gain (loss) on foreign currency exchange
Interest rate swaps	1,104	Net gain (loss) on interest rate swaps
Cross-currency swaps	488	Net gain (loss) on cross-currency swaps
	4,581

23.	Cash and stock-based compensation plans

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

A. 2015 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for directors and executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments. The maximum aggregate number of shares which may be granted under this plan is three million “Class E” common shares. The 2008 Stock Incentive Plan is administered by the Board of Directors which has the authority in its discretion to select the directors and executives to whom the awards may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan. This plan was updated in October 2015, modified and renamed as “2015 Stock Incentive Plan”

Restricted stocks are issued at the grant date but are withheld by the Bank until the vesting date. Restricted stock is entitled to receive dividends. A restricted stock unit is a grant valued in terms of the Bank’s stock, but no stock is issued at the grant date. Restricted stock units are not entitled to dividends. The Bank issues or disposes of treasury stocks,and delivers common stock at the vesting date of the restricted stock units.

During 2018 and 2017, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

During the years 2018, 2017 and 2016, the Board of Directors granted 57,000, each year, of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 11, 2018, April 19, 2017 and April 13, 2016. The fair value of restricted stock granted totaled $1.6 million in 2018, $1.6 million in 2017, and $1.4 million in 2016, of which $739 thousand, $788 thousand and $617 thousand were recognized in profit or loss during 2018, 2017 and 2016, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Cash and stock-based compensation plan

A. 2015 Stock Incentive Plan – Directors and Executives (continued)

The total expense recognized in profit or loss during 2018, 2017 and 2016 of restricted stock – directors amounted $1.5 million, $1.7 million and $1.6 million, respectively. The remaining cost pending amortization of $1.2 million at December 31, 2018 will be amortized over 2.3 years.

Restricted stock lose their restriction from the year following the anniversary date, as follows: 35% in the first and second year, and 30% in the third year.

A summary of restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2016	96,321	30.62
Granted	57,000	24.14
Vested	(56,421)	28.80
Outstanding at December 31, 2016	96,900	27.86
Granted	57,000	27.80
Vested	(61,950)	28.50
Outstanding at December 31, 2017	91,950	27.40
Granted	57,000	28.70
Vested	(45,300)	28.07
Outstanding at December 31, 2018	103,650	27.82
Expected to vest	103,650

The fair value of vested stock during the years 2018 and 2017 was $1.3 million and $1.8 million, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $581 thousand in 2018 and $650 thousand in 2017. The distribution of the fair value was in restricted stock units.

Restricted stock units

The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. These stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares "Class E".

Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. Costs recognized in profit or loss during 2018, 2017 and 2016 due to the amortization of these grants totaled $503 thousand, $811 thousand and $1.3 million, respectively. The remaining compensation cost pending amortization of $324 thousand in 2018 will be amortized over 3.1 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Cash and stock-based compensation plans (continued)

A. 2015 Stock Incentive Plan – Directors and Executives (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Restricted stock units (continued)

A summary of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2016	162,748	19.74
Granted	91,454	18.26
Forfeited	(21,408)	17.69
Vested	(65,358)	18.83
Outstanding at December 31, 2016	167,436	19.35
Granted	25,289	25.70
Forfeited	(71,401)	18.61
Vested	(70,519)	19.76
Outstanding at December 31, 2017	50,805	21.07
Granted	23,412	24.80
Forfeited	-	-
Vested	(49,055)	20.90
Outstanding at December 31, 2018	25,162	24.86	2.99 years	$0
Expected to vest	25,162	24.86	2.99 years	$0

The fair value of vested stock during the years 2018 and 2017 is $1.0 million, and $1.4 million, respectively.

Stock purchase options

The Bank´s policy indicates that options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Cash and stock-based compensation plans (continued)

A. 2015 Stock Incentive Plan – Directors and Executives (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Stock purchase options (continued)

Related cost recognized in profit or loss during 2018, 2017 and 2016 as a result of the amortization of these plans that amounted to $14 thousand, $118 thousand and $251 thousand, respectively. The remaining compensation cost pending amortization of $16 thousand in 2018 will be amortized over a period of 0.11 years.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2016	554,756	26.36
Granted	-	-
Forfeited	(126)	18.93
Exercised	(68,785)	22.78
Outstanding at December 31, 2016	485,845	26.87
Granted	-	-
Forfeited	(69,934)	28.63
Exercised	(142,268)	24.84
Outstanding at December 31, 2017	273,643	27.48
Granted	-	-
Forfeited	(28,315)	29.25
Exercised	(102,918)	24.55
Outstanding at December 31, 2018	142,410	29.25	3.11 years	$0
Exercisable	142,410	29.25	3.11 years	$0
Expected to vest	142,410	29.25	3.11 years	$0

The intrinsic value of exercised options during the years 2018 and 2017 was $406 and $593, respectively. During the years 2018 and 2016 the Bank received $2.5 million and $3.5 million, respectively, from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2018, 2017 and 2016, the Bank charged to salaries expense $102 thousand, $163 thousand and $121 thousand, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Fees and commission income

Fees and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, beginning after January 1st, 2018, are detailed below:

	December 31, 2018
	Syndicated loans	Documentary letters of credit	Stand-by letters of credit and guarantees	Credit commitments	Other	Total

Openning and confirmation	-	7,333	2,460	874	-	10,667
Negotiation and acceptance	-	379	100	-	-	479
Amendment	-	46	1,230	-	-	1,276
Structuring	4,625	-	-	325	-	4,950
Other	-	(4)	-	(151)	(32)	(187)
	4,625	7,754	3,790	1,048	(32)	17,185

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force as of December 31, 2018:

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of December 31, 2018	1,655	377	761	2,793

Fees and commission income from contracts with customers recognized under IAS 18 as of December 31, 2017 are detailed below:

	December 31, 2017	December 31, 2016
Commission income – Loans & commitments, net	476	1,126
Commission income - Letters of credit	10,430	7,458
Commission income - Structuring	6,608	5,722
Total	17,514	14,306

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Business segment information

Basis for segmentation

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, which review the internal management reports for each division at least every six months. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss on financial instruments; and (v) direct and allocated operating expenses.

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Business segment information (continued)

Information about reportable segments

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2018
	Comercial	Treasury	Total
Interest income	239,976	18,514	258,490
Interest expense	-	(148,747)	(148,747)
Inter-segment net interest income	(130,195)	130,195	-
Net interest income	109,781	(38)	109,743
Other income (expense), net	18,002	(156)	17,846
Total income	127,783	(194)	127,589

Impairment loss on financial assets	(57,621)	106	(57,515)
Impairment loss on non-financial assets	(5,967)	-	(5,967)
Operating expenses	(37,436)	(11,482)	(48,918)
Segment profit (loss) for the year	26,759	(11,570)	15,189

Segment Assets	5,726,977	1,857,196	7,584,173
Segment Liabilities	12,985	6,588,995	6,601,980

	December 31, 2017
	Comercial	Treasury	Total
Interest income	213,326	12,753	226,079
Interest expense	-	(106,264)	(106,264)
Inter-segment net interest income	(92,745)	92,745	-
Net interest income	120,581	(766)	119,815
Other income (expense), net	18,926	(428)	18,498
Total income	139,507	(1,194)	138,313

Impairment loss on financial assets	(9,928)	489	(9,439)
Operating expenses	(35,916)	(10,959)	(46,875)
Segment profit (loss) for the year	93,663	(11,664)	81,999

Segment Assets	5,470,947	772,517	6,243,464
Segment Liabilities	13,214	5,191,170	5,204,384

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Business segment information (continued)

Information about reportable segments (continued)

	December 31, 2016
	Comercial	Treasury	Total
Interest income	236,392	9,506	245,898
Interest expense	-	(90,689)	(90,689)
Inter-segment net interest income	(96,017)	96,017	-
Net interest income	140,375	14,834	155,209
Other income (expense), net	16,333	(3,568)	12,765
Total income	156,708	11,266	167,974

Impairment loss on financial assets	(35,112)	(3)	(35,115)
Operating expenses	(34,599)	(11,215)	(45,814)
Segment profit for the year	86,997	47	87,045

Segment Assets	5,969,902	1,188,406	7,158,308
Segment Liabilities	25,163	6,125,954	6,151,117

Reconciliation of information on reportable segments:
	2018	2017	2016
Profit:
Total profit from reportable segments	15,189	81,999	87,045
Impairment loss on non-financial assets - unallocated	(4,051)	-	-
Consolidated profit for the year	11,138	81,999	87,045

Assets:
Total assets from reportable segments	7,584,173	6,243,464	7,158,308
Equipment and leasehold improvements, net - unallocated	6,686	7,420	8,549
Intangibles, net - unallocated	1,633	5,425	2,909
Other assets - unallocated	16,693	11,438	11,016
Unallocated amounts	25,012	24,283	22,474
Consolidated total assets	7,609,185	6,267,747	7,180,783

Liabilities:
Total liabilities from reportable segments	6,601,980	5,204,384	6,151,117
Other liabilities - unallocated	13,615	20,551	18,352
Unallocated amounts	13,615	20,551	18,352
Consolidated total liabilities	6,615,595	5,224,935	6,169,469

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Business segment information (continued)

Geographic information

The geographic information analyses the Bank’s revenue and non-current assets by the Bank’s country of domicile and other countries. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

2018	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Total
Total revenues	13,913	17,887	14,577	15,440	11,115	10,414	9,959	34,284	127,589
Non-current assets*	6,520	126	1,495	7	-	-	37	134	8,319
2017
Total revenues	10,829	27,908	17,451	18,465	11,814	9,545	6,975	35,326	138,313
Non-current assets*	15,934	88	1,702	16	-	-	33	192	17,965
2016
Total revenues	14,870	34,740	21,197	17,077	9,752	7,229	11,183	51,926	167,974
Non-current assets*	9,346	90	1,828	23	-	-	51	264	11,602

*	Includes equipment and lesehold improvements, intangibles and investment properties.

Disaggregation of revenue from contract with customers

As of December 31, 2018, 2017, and 2016, respectively, the Bank has no customer, either individually or as group of companies, that represents more than 10% of the total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to assess assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

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

Level 3 – Assets or liabilities for which significant valuation inputs are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the inputs that market participants would use when pricing the asset or liability. When possible, the Bank uses active markets and observable prices to value identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the valuation of the financial asset or liability, or in the level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Recurring valuation:

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

Financial instruments at FVTPL and FVOCI (continued)

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt (1)	-	6,157	-	6,157
Securities at FVOCI - Sovereign debt (1)	-	15,641	-	15,641
Equity instrument at FVOCI (1)	-	6,273	-	6,273
Debt instrument at fair value through profit or loss	-	-	8,750	8,750
Total securities and other financial assets	-	28,071	8,750	36,821

Derivative financial instruments - assets:
Interest rate swaps	-	621	-	621
Cross-currency swaps	-	1,134	-	1,134
Foreign exchange forwards	-	933	-	933
Total derivative financial instrument assets	-	2,688	-	2,688
Total assets at fair value	-	30,759	8,750	39,509

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	9,410	-	9,410
Cross-currency swaps	-	17,378	-	17,378
Foreign exchange forwards	-	7,255	-	7,255
Total derivative financial instruments - liabilities	-	34,043	-	34,043
Total liabilities at fair value	-	34,043	-	34,043

(1)	At December 31, 2018, investment securities and equity instrument at FVOCI for $21.8 million and $6.3 million, respectively; were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Sovereign debt (2)	16,733	-	-	16,733
Equity instrument at FVOCI	8,402	-	-	8,402
Total securities and other financial assets	25,135	-	-	25,135

Derivative financial instruments assets:
Interest rate swaps	-	129	-	129
Cross-currency swaps	-	4,550	-	4,550
Foreign exchange forwards	-	8,659	-	8,659
Total derivative financial instruments - assets	-	13,338	-	13,338
Total assets at fair value	25,135	13,338	-	38,473

Liabilities
Derivative financial instruments liabilities:
Interest rate swaps	-	4,789	-	4,789
Cross-currency swaps	-	30,154	-	30,154
Total derivative financial instruments - liabilities	-	34,943	-	34,943
Total liabilities at fair value	-	34,943	-	34,943

(1)	At December 31, 2017, securities at FVOCI with a carrying amount of $3.0 million were reclassified from level 2 to level 1 of the fair value hierarchy, due to an upgrade valuation of Bloomberg “BVAL” from 7 to 10 during 2017.

Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Non-recurring valuation:

The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, interest payable, and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in Level 2.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

Non-recurring basic (continued)

Securities at amortized cost

The fair value has been estimated upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted prices of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Levels 2 and 3.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and their fair value at the date of transfer. The fair value of these instruments is determined based upon quoted market prices when available or is based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted future cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, verifying the valuation results of the derivative financial instruments, securities and other financial instrument significantly measured. Specific controls include:

-	Verification of observable pricing
-	Verification of re – performance of model valuations
-	A review and approval process for new models and changes to existing models
-	Annual calibration and back testing of models against observed market transactions
-	Analysis and evaluation of the significant valuation movements
-	Review of the significant unobservable inputs, valuation adjustments and changes to the fair value measurement of Level 3 instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and an estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2018
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,745,652	1,745,652	-	1,745,652	-
Securities at amortized cost (1) (3)	86,326	85,036	-	73,869	11,167
Loans, net (2)	5,702,258	5,958,540	-	5,884,527	74,013
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-

Liabilities
Deposits	2,970,822	2,970,822	-	2,970,822	-
Securities sold under repurchase agreements	39,767	39,767	-	39,767	-
Borrowings and debt, net	3,518,446	3,558,763	-	3,558,763	-
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	3,289	3,289	-	3,289	-

	December 31, 2017
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	672,048	672,048	-	672,048	-
Securities at amortized cost (1)	69,974	69,006	50,581	8,447	9,978
Loans, net (2)	5,448,788	5,550,704	-	5,550,704	-
Customers' liabilities under acceptances	6,369	6,369	-	6,369	-

Liabilities
Deposits	2,928,844	2,928,844	-	2,928,844	-
Borrowings and debt, net	2,211,567	2,231,017	-	2,231,017	-
Customers' liabilities under acceptances	6,369	6,369	-	6,369	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	6,845	6,845	-	6,845	-

(1)	The carrying value of securities at amortized cost is net of the accrued interest receivable of $1.1 million and the allowance for expected credit losses of $0.1 million as of December 31, 2018, and the accrued interest receivable of $1.0 million and the allowance for expected credit losses $0.2 million as of December 31, 2017.

(2)	The carrying value of loans at amortized cost is net of the accrued interest receivable of $41.1 million, the allowance for expected credit losses of $100.8 million and unearned interest and deferred fees of $16.5 million for December 31, 2018, and the accrued interest receivable of $29.4 million, the allowance for expected credit losses of $81.3 million and unearned interest and deferred fees of $5.0 million for December 31, 2017.

(3)	At December 31, 2018, investment securities at amortized cost were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fair value of financial instruments (continued)

Level 3 fair value measurements

Reconciliation

The following table presents the movement of instruments measured at Level 3 fair value :

Carrying amount as of January 1, 2018	-
Origination	8,750
Carrying amount as of December 31, 2018	8,750

Unobservable inputs used in the fair value mesurements

The following tables provides information about the significant inputs used in the measurement of instruments at Level 3 fair value:

Type of financial instruments	Fair value December 31, 2018	Measurement techniques	Significant unobservable inputs

At fair value through profit or loss (debentures)	8,750	Discounted cash flows	Discount rate Premiun or liquidity rate

Range of estimates	Unobservable inputs sensibility

18.28%	Significant increases would lead to a lower fair value
45%	Significant increases would lead to a lower fair value

Significant unobservable inputs were developed as follows:

a). The discount rate was derived from the discount rate of a similar company in the same line of business. For the discount rate, the debt-equity structure for the Issuer of the securities was applied.

b) The premium or liquidity rate was derived from liquidity cost studies carried out by experts and then subsequently from knowledge of management of similar businesses.

Effect of unobservable inputs in fair value measurement

Although management considers that its estimates of fair value are appropriate, the use of different methodologies or assumptions can generate different Level 3 fair values for measurements . Changing one or more assumptions used can generate the following effect:

	Effect on income*
December 31, 2018	Negative effect	Positive effect
Other assets at fair value through profit or loss (debenture)	(659)	714

*	Changes in +100 bps in the unobservable variables.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	Decembre 31,	Decembre 31,
	2018	2017
Assets
Demand deposits	5,179	1,809
Loans	202,578	83,031
Allowance for loans losses	(1,837)	(204)
Securities at fair value through other comprehensive income	2,887	2,954
Total asset	208,807	87,590

Liabilities
Demand deposits	200,000	50,000
Time deposits	40,000	190,000
Total liabilities	240,000	240,000

The detail of income and expenses with related parties is as follows:

	December 31, 2018	December 31, 2017
Interest income
Loans	2,751	985
Securities at amortized cost	-	-
Total interest income	2,751	985
Interest expense
Deposits	(984)	(530)
Total interest expense	(984)	(530)

Net interest income	1,767	455

Other income (expense)
Fees and commissions, net	1	-
Gain on financial instruments, net	41	-
Other income, net	1	-
Total other income, net	43	-

Operating expenses
Other expenses	(2,287)	(2,149)
Total operating expenses	(2,287)	(2,149)
Net income from related parties	(477)	(1,694)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Related party transactions (continued)

Directors and executives’ compensation

During the reporting periods, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	December 31,
	2018	2017	2016
Expenses:
Compensation costs to directors	2,331	2,581	2,428
Compensation costs to executives	4,943	3,299	5,601

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

28.	Salaries and other employee expenses

	December 31,	December 31,	December 31,
	2018	2017	2016
Wages and salaries	18,487	16,191	16,132
Payroll taxes	2,120	2,629	2,244
Personnel benefits	6,732	8,644	5,231
Share–based payments	650	189	1,589
Total	27,989	27,653	25,196

29.	Other expenses

	December 31,
	2018	2017	2016
Advertising and marketing	337	683	785
Regulatory fees	1,246	977	1,348
Rental - office premises and equipment	2,913	2,394	2,681
Administrative	6,391	6,846	7,468
Professional services	4,293	3,911	4,255
Maintenance and repairs	2,912	1,673	1,866
Other	379	322	129
Total	18,471	16,806	18,532

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.	Commitments and contingencies

Operating lease commitments – Bank as lessee

Future minimum lease payments under cancellable operating leases are as follows:

	December 31,
	2018	2017	2016
Within 1 year	2,120	2,006	1,984
After 1 year but not more than 5 years	7,734	7,335	7,362
More than 5 years	6,936	8,814	10,638
Total	16,790	18,155	19,984

The total amount of expenses recognized in connection with such leases during the years 2018, 2017 and 2016 are $2.4 million, $2.3 million and $2.6 million, respectively.

Operating leases – Bank as sub-lessor

Future minimum lease payments under cancellable operating sub-leases areas follows:

	December 31,
	2018	2017	2016
Within 1 year	243	300	289
After 1 year but not more than 5 years	-	243	646
Total	243	543	935

The total amount of income recognized in connection with such leases during 2018, 2017 and 2016 are $323thousand, $275 thousand y $436 thousand, respectively.

31.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

32.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This risk management process is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risks. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed a Risk Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Executive Committee.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

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

The Bank ‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management and reports its findings and recommendations to the Audit Committee.

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

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division.

The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, the Bank prepares detailed reporting of industry, customer and geographic risks. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank.

For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, the risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations).

The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. To avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry / country levels.

The Bank has exposure to the following risks from financial instruments:

Credit risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties may fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established using a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss because of the risks to which it is exposed to and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, considering any overdue payments of interests, credit rating downgrades, or breach of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is facing a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances for expected credit losses are assessed collectively for losses on credit facilities and for debt investments at amortized cost, with similar characteristics, when assessing credit risk provided that no impairment has been evidence.

The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include these macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date for each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loan assessments. The collective assessment takes into account data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment and local or industry specific conditions). The approximate lapse between the time when a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Credit risk (continued)

Derivative financial instrument risks

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the consolidated statement of financial position at fair value. With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to risks similar to those on loans and are mitigated by the same control processes and policies.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, liens on real estate properties, inventory and trade receivables.

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

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting are met.

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

The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2018, and 2017, the coverage ratio to the carrying amount of the loan portfolio was 8% and 7% respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Credit risk (continued)

Implementation of forward-looking information

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition. This is done through a rating model which includes projections of the inputs under analysis, and of the expected credit loss measurement, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank. The results of the alert model are analyzed through a severity indicator to total risk resulting of the estimations and assumptions of several macroeconomics factors. These estimations and assumptions are supported under a base scenario associated to a probability of occurrence of 95%. Other scenarios represent optimistic and pessimistic results. The implementation and interpretation of the outcomes of the alert are based on the expert judgement of management

The external information, analyzed using the alert model, could include economic data and projections published by governmental committees, monetary agencies (e.g., Federal Reserve Bank and countries where respective the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.

Principal macroeconomies variables of the model with forward-looking scenarios

Variable	Description
GDP Growth (Var.%)	% Variation in the growth of weighted Gross Domestic Product (GDP) for Latin American countries.
ComEx Growth (Var.%)	% Variation in foreign trade growth (Exp. + Imp.) weighted for Latin American countries.
Commodities Price Index 2005 = 100	Global indicator of the weighted value of commodity prices (including fuel prices).
FED interest rate (%)	Interest rate for interbank loans according to the Federal Reserve of the United States of America.
USD vs Global Currencies Index 1973 = 100	%Variation in the US dollar vs Group of Global Currencies (relevant in the market).
PMI Index	% Variation in the Manufacturing Production Index (PMI) China (50%) / % Variation in the Manufacturing Production Index (PMI) United States of America (50%).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Credit risk (continued)

Implementation of forward-looking information (continued)

Variable	Scenario	2018	2019	2020	2021	2022
GDP Growth	Central	1.2%	2.2%	2.7%	2.7%	2.8%
(Var.%)	Upside	2.7%	3.5%	3.6%	3.8%	3.8%
	Downside	0.4%	1.1%	1.3%	1.4%	1.5%

ComEx Growth	Central	8.2%	4.6%	4.4%	6.8%	6.9%
Index (Var.%)	Upside	11.8%	9.6%	10.2%	10.5%	10.6%
	Downside	4.1%	1.8%	2.5%	2.7%	2.8%

Commodities	Central	136.4	134.6	130.7	128.0	126.1
Price Index 2005	Upside	152.5	149.8	148.2	148.7	151.0
= 100	Downside	109.3	103.0	97.8	94.2	91.9

Interest Rate FED	Central	2.4%	3.0%	3.1%	3.6%	4.3%
(%)	Upside	2.1%	2.7%	2.8%	3.4%	4.0%
	Downside	2.6%	3.2%	3.3%	3.9%	4.5%

USD vs Global	Central	94.6	99.0	101.5	103.5	105.6
Currencies Index	Upside	90.6	95.0	97.5	99.5	101.6
1973 = 100	Downside	98.6	103.0	105.5	107.5	109.6

PMI Index	Central	51.0	50.5	50.4	50.3	50.1
	Upside	53.3	54.5	55.2	55.7	56.1
	Downside	50.1	48.9	48.4	48.0	47.7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

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

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, by adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio (NSFR) to maintain an adequate long-term funding structure.

Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or Dmdeconomic group maturing in one day and total maximum deposits maturing in one day.

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

The following table shows the Bank’s liquid assets, by principal geographic area:

	December 31,
(in million of US$)	2018	2017

United States of America	1,650	612
Others O.E.C.D.countries	50	-
Latin America	6	7
Total	1,706	619

As of December 31, 2018, and 2017, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $725 million and $478 million, respectively; representing 24% and 16% of the Bank’s total deposits, respectively. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of December 31, 2018 and 2017 were $1,706 million and $619 million, respectively (representing 57% and 21% of total deposits, respectively) of which $1,648 million, or 97% and $609 million, or 98%, as of December 31, 2018 and 2017, respectively, of liquid assets were deposited at the Federal Reserve Bank of New York. The remaining liquid assets consisted of short-term funds deposited with other banks.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2018, and 2017, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,688 million and $3,746 million, respectively. As of December 31, 2018, and 2017, it had an average original term to maturity of 226 and 203 days, respectively, and an average remaining term to maturity of 118 days and 112 days, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Liquidity risk (continued)

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,197 million and $1,872 million as of December 31, 2018 and 2017, respectively. Of that amount, $98 million and $86 million corresponded to the Bank’s investment securities as of December 31, 2018 and 2017. The remaining $2,099 million and $1,786 million in medium-term assets corresponded to the Bank’s loan portfolio as of December 31, 2018 and 2017, respectively. As of December 31, 2018, and 2017, the medium-term assets had an average original term to maturity of three years and nine months and four years, respectively; and an average remaining term to maturity of one year and ten months (688days), and one year and nine months (655 days), respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s future cash flows between assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	December 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount

Assets
Cash and cash equivalents	1,745,671	-	-	-	-	1,745,671	1,745,652
Securities and other financial assets, net	14,870	5,152	21,702	69,802	13,993	125,519	123,598
Loans, net	1,873,995	1,434,229	972,201	1,611,558	19,785	5,911,768	5,702,258
Derivative financial instruments – assets	(2,104)	19	78	1,111	-	(896)	2,688
Total	3,632,432	1,439,400	993,981	1,682,471	33,778	7,782,062	7,574,196

Liabilities
Deposits	(2,515,096)	(291,804)	(184,360)	-	-	(2,991,260)	(2,982,976)
Securities sold under repurchase agreements	(11,604)	-	(28,873)	-	-	(40,477)	(39,767)
Borrowings and debt, net	(956,634)	(402,871)	(958,442)	(1,281,454)	(68,464)	(3,667,865)	(3,532,209)
Derivative financial instruments – liabilities	(4,421)	(8,516)	(3,946)	(8,634)	(3,260)	(28,777)	(34,043)
Total	(3,487,755)	(703,191)	(1,175,621)	(1,290,088)	(71,724)	(6,728,379)	(6,588,995)

Confirmed letters of credit	75,720	141,985	1,283	-	-	218,988	218,988
Stand-by letters of credit and guaranteed – commercial risk	75,273	31,107	73,176	200	-	179,756	179,756
Credit commitments	36,000	-	-	67,143	-	103,143	103,143
Total Contingencies	186,993	173,092	74,458	67,343	-	501,886	501,886
Net position	(42,316)	563,117	(256,098)	325,040	(37,946)	551,797	483,315

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Liquidity risk (continued)

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount

Assets
Cash and cash equivalents	672,048	-	-	-	-	672,048	672,048
Securities and other financial assets, net	2,431	7,556	4,009	79,398	-	93,394	95,484
Loans, net	2,007,222	1,293,249	1,081,319	1,176,532	21,387	5,579,709	5,448,788
Derivative financial instruments - assets	3,624	652	5,134	3,090	838	13,338	13,338
Total	2,685,325	1,301,457	1,090,462	1,259,020	22,225	6,358,489	6,229,658

Liabilities
Deposits	(2,331,137)	(310,128)	(199,423)	(102,107)	-	(2,942,795)	(2,937,105)
Securities sold under repurchase agreement	-	-	-	-	-	-	-
Borrowings and debt, net	(788,085)	(143,589)	(297,373)	(1,013,083)	(76,078)	(2,318,208)	(2,219,122)
Derivative financial instruments - liabilities	(4,421)	(8,516)	(3,946)	(8,634)	(3,260)	(28,777)	(34,943)
Total	(3,123,643)	(462,233)	(500,742)	(1,123,824)	(79,338)	(5,289,780)	(5,191,170)

Confirmed letters of credit	169,042	101,403	3,004	-	-	273,449	273,449
Stand-by letters of credit and guaranteed – commercial risk	18,687	72,080	77,952	257	-	168,976	168,976
Credit commitments	-	15,000	-	30,000	578	45,578	45,578
Total Contingencies	187,729	188,483	80,956	30,257	578	488,003	488,003
Net position	(626,047)	650,741	508,765	104,939	(57,691)	580,706	550,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, securities at amortized cost and financial instruments through OCI and profit or loss, short- and long-term borrowings and debt, derivatives and financial liabilities through profit or loss. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s consolidated financial statement, financial performance, cash flows and business.

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

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations and equity derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income	Effect on equity

December 31, 2018	+200 bps	5,881	(20,508)
	-200 bps	(5,298)	20,508

December 31, 2017	+200 bps	16,945	(19,025)
	-200 bps	(16,674)	19,025

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of December 31, 2018 and December 31, 2017. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	December 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposits	50,000	-	-	-	-	50,000
Securities and other financial assets	12,833	3,279	20,181	64,673	6,157	107,124
Securities at FVOCI	-	-	7,743	7,898	6,157	21,798
Securities at amortized cost	12,833	3,279	12,439	56,775	-	85,326
Loans	4,002,558	1,259,088	331,875	177,301	7,602	5,778,424
Total assets	4,065,392	1,262,367	352,056	241,974	13,759	5,935,548

Liabilities
Deposits	(2,292,696)	(285,492)	(181,253)	-	-	(2,759,441)
Securities sold under repurchase agreements	(11,535)	-	(28,232)	-	-	(39,767)
Borrowings and debt	(2,827,219)	(142,799)	(78,572)	(409,541)	(60,315)	(3,518,446)
Total liabilities	(5,131,450)	(428,291)	(288,057)	(409,541)	(60,315)	(6,317,654)
Net effect of derivative financial instruments held for interest risk management	(139,362)	58,748	(159,500)	160,037	57,188	(22,889)
Total interest rate sensitivity	(1,205,420)	892,824	(95,500)	(7,530)	10,632	(404,995)

	December 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Securities and other financial assets	706	281	7,056	77,821	-	85,864
Securities at FVOCI	6	2	57	17,746	-	17,811
Securities at amortized cost	700	279	6,999	60,075	-	68,053
Loans	4,067,639	952,542	301,334	173,550	10,593	5,505,658
Total assets	4,068,345	952,823	308,390	251,371	10,593	5,591,522

Liabilities
Deposits	(2,242,220)	(305,415)	(197,060)	(102,085)	-	(2,846,780)
Borrowings and debt	(1,585,145)	(2,538)	(85,232)	(482,814)	(55,838)	(2,211,567)
Total liabilities	(3,827,365)	(307,953)	(282,292)	(584,899)	(55,838)	(5,058,347)
Net effect of derivative financial instruments held for interest risk management	(114,739)	(134,540)	(193,623)	344,683	60,050	(38,169)
Total interest rate sensitivity	126,241	510,330	(167,525)	11,155	14,805	495,006

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

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

Most of the Bank’s assets and most of its liabilities are denominated in US dollars and, hence, the Bank does not incur in a significant currency exchange risk. The currency exchange rate risk is mitigated by using derivatives, which, although perfectly hedged economically, may generate a certain accounting volatility.

For the rest of the net currency position, the Bank uses economic hedges as a strategy for managing risk for its different currencies and does not foresee a significant risk associated to the volatility that may rise.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities at fair value.

	(In US dollar thousands)
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other currencies(1)	Total
Exchange rate	3.87	1.14	109.98	3,253.00	19.66	-	-

Assets
Cash and cash equivalents	291	16	1	62	505	44	919
Loans	-	-	-	-	173,953	-	173,953
Total assets	291	16	1	62	174,458	44	174,872

Liabilities
Borrowings and debt	-	-	-	-	(173,577)	-	(173,577)
Total liabilities	-	-	-	-	(173,577)	-	(173,577)

Net currency position	291	16	1	62	881	44	1,295

(1)	It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles and Renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Risk management (continued)

Market risk (continued)

Currency risk (continued)

	December 31, 2017
	(In US dollar thousands)
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other currencies(1)	Total
Exchange rate	3.31	1.20	112.66	2,985.78	19.67	-	-

Assets
Cash and cash equivalents	87	2	4	91	369	75	628
Securities and other financial assets	168	-	-	-	-	-	168
Loans	-	-	-	-	143,182	-	143,182
Total assets	255	2	4	91	143,551	75	143,978

Liabilities
Borrowings and debt	-	-	-	-	(143,661)	-	(143,661)
Total liabilities	-	-	-	-	(143,661)	-	(143,661)

Net currency position	255	2	4	91	(110)	75	317

(1)	It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles and Renminbi.

Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Bank, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, consolidated financial position, financial performance and cash flows.

The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff training and assessment processes, as well as the use of internal audit.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.	Applicable laws and regulations

Liquidity index

The Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the Superintendence of Banks of Panama has established a short-term liquidity coverage ratio known as “Liquidy Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.

As of December 31, 2018, the minimum LCR to be reported to the SBP was 25%. The Bank´s LCR as of December 31, 2018 was 238%.

The Rule No. 4-2008 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of December 31, 2018, and December 31, 2017, the percentage of the liquidity index reported by the Bank to the regulator was 124.39% and 88.78%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulator and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	December 31, 2018	December 31, 2017
Tier 1 capital	995,743	1,048,304

Risk weighted assets	5,830,875	5,601,518
Tier 1 capital ratio	17.08%	18.71%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.	Applicable laws and regulations (continued)

Leverage Coefficient

Article 17 of the Rule No. 1-2015 establishes the leverage coefficient of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for unweighted assets inside and outside the statement of financial position established by the Superintendence of Banks of Panama (SBP). For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity's assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	December 31, 2018	December 31, 2017
Ordinary capital	859,725	939,548

Risk weighted assets	7,779,919	6,478,314
Leverage coefficient	11.05%	14.50%

Specific credit provisions

Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.

Article 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 2%, substandard 15%, doubtful 50%, and unrecoverable 100%.

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.	Applicable laws and regulations (continued)

Specific credit provisions (continued)

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,630,932	-	-	64,701	-	2,695,633
Banks:						-
Private	2,458,691	-	-	-	-	2,458,691
State-owned	624,100	-	-	-	-	624,100
	3,082,791	-	-	-	-	3,082,791
Total	5,713,723	-	-	64,701	-	5,778,424

Loans provision:
Specific	-	-	-	48,383	-	48,383
Total	-	-	-	48,383	-	48,383

	December 31, 2017
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	3,050,900	-	23,759	-	35,000	3,109,659
Banks:
Private	1,822,350	-	-	-	-	1,822,350
State-owned	573,649	-	-	-	-	573,649
	2,395,999	-	-	-	-	2,395,999
Total	5,446,899	-	23,759	-	35,000	5,505,658

Loans provision:
Specific	-	-	7,238	-	17,500	24,738
Total	-	-	7,238	-	17,500	24,738

As of December 31, 2018, and December 31, 2017, the total restructured loans amounted to $9.0 million and $32.9 million, respectively.

For statutory purposes only, non-accruing loans are presented by category as follows:

	December 31, 2018
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	64,701	-	64,701
Total	-	-	-	64,701	-	64,701

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.	Applicable laws and regulations (continued)

	December 31,2017
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	23,759	-	35,000	58,759
Total	-	-	23,759	-	35,000	58,759

	December 31, 2018	December 31, 2017

Non-accruing loans:
Private corporations	64,701	58,759
Total non-accruing loans	64,701	58,759

Interest that would be reversed if the loans had been classified as non-accruing loans	1,056	3,257
Income from collected interest on non-accruing loans	2,879	551

Credit risk coverage - dynamic provision

The Superintendence of Banks of Panama by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital, but does not replace or offset the capital adequacy requirements established by the Superintendence of Banks of Panama.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the Superintendence of Banks of Panama will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against the retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.	Applicable laws and regulations (continued)

Methodology for the constitution of the regulatory credit reserve (continued)

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the Superintendence of Banks of Panama has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendence of Banks of Panama to comply with the requirements of Rule No. 4-2013.

As of December 31, 2018, and December 31, 2017, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the Superintendence of Banks of Panama is $136.0 million and $129.2 million, respectively, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations. The provision and reserve are detailed as follows:

	December 31, 2018	December 31, 2017
Dynamic provision	136,019	108,756
Regulatory credit reserve	-	20,498
	136,019	129,254

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

34.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 US dollar cents per share corresponding to the fourth quarter of 2018. The cash dividend was approved by the Board of Directors at its meeting held on February 19, 2019 and it is payable on March 26, 2019 to the Bank’s stockholders as of March 11, 2019 record date.

