Form 20-F
period 2019-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2020-04-30
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ana Graciela de Méndez

Chief Financial Officer

+507 210-8500

Email address: amendez@bladex.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class E Common Stock	Trading Symbol BLX	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,342,189	Shares of Class A Common Stock
2,182,426	Shares of Class B Common Stock
31,077,662	Shares of Class E Common Stock
0	Shares of Class F Common Stock
39,602,277	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•	the coronavirus (COVID-19) pandemic and government actions intended to limit its spread;
•	general economic, political and business conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate;
•	the growth of the Bank’s Credit Portfolio, including its trade finance portfolio;
•	the Bank’s ability to increase the number of its clients;
•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;
•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;
•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;
•	anticipated profits and return on equity in future periods;
•	the Bank’s level of capitalization and debt;

•	the implied volatility of the Bank’s Treasury profits;
•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for losses on financial instruments and the measure of its expected credit loss model;
•	the availability and mix of future sources of funding for the Bank’s lending operations;
•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;
•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;
•	government regulations and tax laws and changes therein;
•	increases in compulsory reserve and deposit requirements;
•	effectiveness of the Bank’s risk management policies;
•	failure in, or breach of, the Bank’s operational or security systems or infrastructure;
•	regulation of the Bank’s business and operations on a consolidated basis;
•	the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies, such as those imposed or implemented by the current administration in the United States of America (“United States” or “U.S.”), or as a result of the United Kingdom’s (“U.K.”) exit from the European Union (“Brexit”);
•	credit and other risks of lending and investment activities; and
•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2020 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.        Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following selected financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 has been derived from the Consolidated Financial Statements, and are included in this Annual Report beginning on page F-1, together with the reports of the independent registered public accounting firms KPMG LLP (“KPMG”) and Deloitte, Inc. (“Deloitte”). The following selected fianancial data as of December 31, 2017 and for the year ended December 31, 2016 are derived from the Form 20-F for the year 2018 already filed with the SEC. The following selected fianancial data as of December 31, 2016 and for the year ended December 31, 2015 are derived from the From 20-F for the year 2017 already filed with the SEC. The following selected fianancial data as of December 31, 2015 are derived from the From 20-F for the year 2016 already filed with the SEC. The Consolidated Financial Statements as of, and for the years ended December 31, 2019 and 2018 were audited by the independent registered public accounting firm KPMG, and the Consolidated Financial Statements as of, and for the years ended, December 31, 2017, 2016 and 2015 were audited by the independent registered public accounting firm Deloitte. The information below is qualified in its entirety by reference to the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,
	2019	2018	2017	2016	2015
Consolidated Statement of Financial Position Data:	(in $ thousands)
Cash and due from banks	$1,178,170	$1,745,652	$672,048	$1,069,538	$1,299,966
Securities and other financial assets, net	88,794	123,598	95,484	107,821	303,429
Loans	5,892,997	5,778,424	5,505,658	6,020,731	6,691,749
Allowance for loan losses	(99,307)	(100,785)	(81,294)	(105,988)	(89,974)
Total assets	7,249,666	7,609,185	6,267,747	7,180,783	8,286,216
Total deposits, less interest payable	2,888,336	2,970,822	2,928,844	2,802,852	2,795,469
Securities sold under repurchase agreement	40,530	39,767	0	0	114,084
Borrowings and debt, net	3,138,310	3,518,446	2,211,567	3,246,813	4,312,170
Total liabilities	6,233,499	6,615,595	5,224,935	6,169,469	7,314,285
Common stock	279,980	279,980	279,980	279,980	279,980
Total equity	$1,016,167	$993,590	$1,042,812	$1,011,314	$971,931

As of and for the Year Ended December 31,
2019	2018	2017	2016	2015
(in $ thousands, except per share data and ratios)
Consolidated Statement of profit or loss Data:
Total interest income	$273,682	$258,490	$226,079	$245,898	$220,312
Total interest expense	(164,167)	(148,747)	(106,264)	(90,689)	(74,833)
Net interest income	109,515	109,743	119,815	155,209	145,479

Fees and commissions, net	15,647	17,185	17,514	14,306	19,200
(Loss) gain on financial instruments, net	(1,379)	(1,009)	(739)	(2,919)	7,576
Other income, net	2,874	1,670	1,723	1,378	1,603
Total other income, net	17,142	17,846	18,498	12,765	28,379
Total revenues	126,657	127,589	138,313	167,974	173,858
Impairment loss on financial instruments	(430)	(57,515)	(9,439)	(35,115)	(18,090)
Gain (loss) on non-financial assets, net	500	(10,018)	0	0	0
Total operating expenses	(40,674)	(48,918)	(46,875)	(45,814)	(51,784)
Profit for the year	86,053	11,138	$81,999	$87,045	$103,984
Weighted average basic shares	39,575	39,543	39,311	39,085	38,925
Weighted average diluted shares	39,575	39,543	39,329	39,210	39,113
Basic shares period end	39,602	39,539	39,429	39,160	38,969
Per Common Share Data:
Basic earnings per share	2.17	0.28	2.09	2.23	2.67
Diluted earnings per share	2.17	0.28	2.08	2.22	2.66
Book value per share (period end) (1)	25.66	25.13	26.45	25.83	24.94
Regular cash dividends declared per share	1.54	1.54	1.54	1.54	1.155
Regular cash dividends paid per share	1.54	1.54	1.54	1.54	1.54
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.36%	0.17%	1.27%	1.16%	1.32%
Return on average total equity (3)	8.56%	1.08%	8.02%	8.76%	10.95%
Net interest margin (4)	1.74%	1.71%	1.85%	2.08%	1.84%
Net interest spread (4)	1.19%	1.21%	1.48%	1.84%	1.68%
Efficiency Ratio (5)	32.1%	38.3%	33.9%	27.3%	29.8%
Total operating expenses to average total assets	0.64%	0.76%	0.72%	0.61%	0.66%
Regular cash dividend payout ratio (6)	70.8%	546.7%	73.8%	69.1%	57.6%
Liquidity Ratios:
Liquid assets (7) / total assets	16.00%	22.42%	9.87%	14.03%	15.29%
Liquid assets (7) / total deposits	40.15%	57.43%	21.13%	35.95%	45.33%
Asset Quality Ratios:
Credit-impaired loans (8) to Loan Portfolio (9)	1.05%	1.12%	1.07%	1.09%	0.78%
Charged-off loans to Loan Portfolio	0.04%	0.72%	0.60%	0.31%	0.09%
Allowance for loan losses to Loan Portfolio	1.69%	1.74%	1.48%	1.76%	1.34%
Allowance for loan commitments and financial guarantee contracts losses to total loan commitments and financial guarantee contracts plus customers’ liabilities under acceptances	0.50%	0.64%	1.39%	1.37%	1.17%
Capital Ratios:
Total equity to total assets	14.02%	13.06%	16.64%	14.08%	11.73%
Average total equity to average total assets (10)	15.84%	15.98%	15.80%	13.28%	12.02%
Leverage ratio (11)	7.1	x	7.7	x	6.0	x	7.1	x	8.5	x
Tier 1 capital to risk-weighted assets (12)	19.8%	18.1%	21.1%	17.9%	16.1%
Risk-weighted assets (12)	$5,137,523	$5,494,080	$4,931,046	$5,662,453	$6,103,767

(1)	Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.
(2)	For the years 2019, 2018, 2017, 2016 and 2015, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2019, 2018, 2017, 2016 and 2015, is calculated on the basis of daily average balances.
(3)	For the years 2019, 2018, 2017, 2016 and 2015, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2019, 2018, 2017, 2016 and 2015, is calculated on the basis of daily average balances.
(4)	For the years 2019, 2018, 2017, 2016 and 2015, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2019, 2018, 2017, 2016 and 2015, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”
(5)	Efficiency ratio is total operating expenses as a percentage of total revenues.
(6)	The Bank calculates regular cash dividend payout ratio as regular cash dividends paid per share during the relevant period.
(7)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, less pledged deposits, as shown in the consolidated statements of cash flows. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements.
(8)	As of December 31, 2019, 2018, 2017, 2016 and 2015, the Bank had credit-impaired loans of $62 million, $65 million, $59 million, $65 million and $52 million, respectively. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.
(9)	Loan Portfolio refers to loans, gross of the allowance for loan losses, interest receivable and unearned interest and deferred fees.
(10)	For the years 2019, 2018, 2017, 2016 and 2015, average total assets and average total equity are calculated on the basis of daily average balances.
(11)	Leverage ratio is the ratio of total assets to total equity.
(12)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

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

Risks Relating to the Bank’s Business

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have material adverse effects on the Bank’s business, results of operations, cash flows and financial condition.

In December 2019, COVID-19 was first reported in Wuhan, China, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has reached more than 160 countries and has led governments and other authorities around the world, including federal, state and local authorities in the Region, to impose strict measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines and shelter-in-place orders.

The impact of the COVID-19 pandemic and measures to prevent its spread could negatively impact the Bank’s business in a number of ways, some of which may not be foreseeable at the present time. For example, the borrowers to which the Bank lends through its Commercial Portfolio may be materially and adversely affected by the impact of the outbreak of COVID-19 on the global economy and on the economy in the Region. The borrowers to which the Bank lends operate a wide range of businesses and are active in numerous economic sectors, many of which are facing, and will continue to face, significant challenges and negative impacts as a result of the COVID-19 outbreak. These impacts may include, among others, reduced business volumes, temporary closures of the Bank’s borrowers’ facilities, insufficient liquidity, delayed or defaulted payments from the Bank’s borrowers’ own customers, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control. To the extent the COVID-19 pandemic adversely affects the business and financial results of the borrowers to whom the Bank lends, it could lead to loan restructurings on terms which may not be as favorable to the Bank, bankruptcies and insolvencies of the Bank’s borrowers, and increase the level of impaired loans in the Bank’s Commercial Portfolio and its level of allowances for expected credit losses, which could in turn materially and adversely affect the Bank’s business, results of operations and financial condition.

The COVID-19 outbreak may also cause material and adverse impacts on the Bank’s assets, as well as impacts on income due to lower lending and transaction volumes, which may impact the Bank’s assets and capital position. Further expected credit losses could arise, impacted by the disruption to global supply chains, and through the impact that COVID-19 is having more broadly on economic growth globally. In addition, the COVID-19 pandemic may cause the Bank to continue to institute from time to time office closures and remote working arrangements for its employees and staff, which could have a material adverse effect on productivity.

The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide and in the Region. The Bank cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that the Bank’s access to capital and other sources of funding will not become constrained, which could adversely affect the Bank’s Commercial Portfolio volumes and the terms of future loans in the Commercial Portfolio, renewals or refinancings.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

Bladex, like all financial institutions, faces liquidity risk. Liquidity risk is the risk that the Bank will be unable to maintain adequate cash flow to repay its deposits and borrowings and fund its Credit Portfolio on a timely basis. The Bank’s capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, changes in credit ratings, regulatory changes, systemic shocks and volatility in the banking and financial sectors, and changes in the market’s perception of the Bank, among others. Failure to adequately manage its liquidity risk could produce a shortage of available funds, which may cause the Bank to be unable to repay its obligations as they become due.

Short-term borrowings and debt from international private banks that compete with the Bank in its lending activity, represent one of the main sources of funding at 23% of the Bank’s total funding as of December 31, 2019. If these international banks cease to provide funding to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

Turmoil in the international financial markets, including but not limited to recent ongoing turmoil related to COVID-19, oil prices and other factors, could negatively impact liquidity in such financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The occurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition.

As of December 31, 2019, 61% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 20% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 10% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 9% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition.

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

The Bank determines the appropriate level of allowances for losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The latter reflects assumptions and estimates made in the context of changing political and economic conditions in the Region. The Bank’s commercial portfolio (the “Commercial Portfolio”) includes: (i) gross loans excluding interest receivable, allowance for loan losses, unearned interest and deferred fees (the “Loan Portfolio”), (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s allowances for losses could be inadequate to cover losses in its Commercial Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, including but not limited to the impact of recent ongoing turmoil related to COVID-19, oil prices and other factors, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at fair value through other comprehensive income (“FVOCI”), short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to recent ongoing turmoil related to COVID-19, oil prices and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods. A reversal or slowdown in the growth rate of the Region’s economy and trade volumes could adversely affect the Bank’s Commercial Portfolio, and as a result adversely affect the Bank’s results of operations. The spread of the COVID-19 virus throughout the world, and in particular the Region, as well as the implementation of restrictive governmental measures to prevent its spread, has begun to affect our Commercial Portfolio in a number of ways, including a reduction in Commercial Portfolio balances. In particular, as loans in the Commercial Portfolio have matured in accordance with their terms, the Bank has been lending on a more selective basis, having established strict credit underwriting criteria with a focus on client segments and industries that the Bank believes are better suited to weather the effects of the COVID-19 pandemic. See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The ongoing COVID-19 pandemic and measures intended to prevent its spread could have material adverse effects on the Bank’s business, results of operations, cash flows and financial condition,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

Furthermore, any future expansion of the Bank’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses, all of which could be negatively impacted by the effects of the COVID-19 pandemic. These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

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

Furthermore, the Bank manages and stores certain proprietary information and sensitive or confidential data relating to its clients and to its operations. The Bank may be subject to breaches of the information technology systems it uses for these purposes. Additionally, the Bank operates in many geographic locations and is exposed to events outside its control, including the potential proliferation of regulatory requirements regarding local storage of data, use of local services or technology, or sharing of intellectual property. Despite the contingency plans the Bank has in place, its ability to conduct business in any of its locations may be adversely impacted by a disruption to the infrastructure that supports its business.

In addition, as a result of the COVID-19 pandemic, the Bank has implemented office closures and remote working policies in order to protect the health of its employees and staff. These arrangements have necessitated new and increased reliance on information technology, such as videoconferencing and other infrastructure. Any failure or hacking of these and other systems could materially and adversely affect the Bank’s business and operations.

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

During 2019 and in recent years, the U.S. has issued new legislation expanding Sanctions on Nicaragua, North Korea, Russia and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, OFAC has designated some notable groups or financial institutions on the Specially Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank is either located or in which it does business.

For example, since 2015 and through 2019, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.

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

In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 Basel III capital ratio to be 19.8% as of December 31, 2019. In addition, as of December 31, 2019, the Bank’s primary capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 17.3%.

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

On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. It remains unclear whether LIBOR will continue to be viewed as an acceptable market benchmark rate, what rate or rates may develop as accepted alternatives to LIBOR, or what the effect of any such changes may have on the markets for LIBOR-based financial instruments.

Uncertainty as to the nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change the Bank’s risk profile and require changes to its risk and pricing models, valuation tools, product design and hedging strategies. Although the Bank is unable to quantify the ultimate impact of the transition from LIBOR given the uncertain nature of the potential changes, it continues to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect the Bank’s reputation, business and financial condition, and results of operations.

Recent changes in the Bank’s senior management team may be disruptive to, or cause uncertainty in, the Bank’s business, results of operations and the market price of its shares.

The Bank recently appointed Mr. Jorge Salas as the Bank’s new Chief Executive Officer, effective as of March 9, 2020. While the Bank’s new Chief Executive Officer has extensive management experience at financial institutions focused on the Region, he is new to the Bank’s management team which could limit the Bank’s ability to quickly and efficiently respond to problems and effectively manage the Bank’s business. If the Bank’s management team is not able to work effectively, either individually or as together as a group, the Bank’s results of operations may be negatively impacted.

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

As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Furthermore, since the outbreak of COVID-19 in December 2019, economies in the Region have faced, and continue to face, significant economic difficulties and uncertainties as a result of the spread of the virus and the effects of restrictive governmental measures to prevent its spread. See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The ongoing COVID-19 pandemic and measures intended to prevent its spread could have material adverse effects on the Bank’s business, results of operations, cash flows and financial condition,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

Global economic changes, including the effects of the COVID-19 pandemic, fluctuations in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region, including Panama, and other countries in which the Bank operates. There could be downside in the country risk of the most vulnerable countries of the Region on the back of a potential disorderly sovereign debt restructuring as, for example, Argentina and Ecuador. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

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

The Bank also faces borrower concentration, with its credit activities being in a number of countries. The Bank’s credit portfolio (the “Credit Portfolio”) consists of the Commercial Portfolio and the “Investment Portfolio.” The “Investment Portfolio” consists of securities at FVOCI and investment securities at amortized cost. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2019, 59% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,067 million, or 16%), Colombia ($972 million, or 15%), Mexico ($803 million, or 12%), Chile ($688 million, or 10%), and Ecuador ($427 million, or 6%).

In addition, as of December 31, 2019, of the Bank’s total Credit Portfolio balances, 9% were to five borrowers in each of Brazil and Colombia, 7% were to five borrowers in Chile, and 6% were to five borrowers in each of Mexico and Ecuador. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.

The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs or other restrictions on foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

The Bank’s mission is focused on supporting trade and regional integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the U.S. or in the Region, or in policies governing infrastructure, trade and foreign investment in the U.S., or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the Trump administration in the U.S. has increasingly threatened to impose tariffs on a variety of imports from countries throughout the world, including the Region, and has imposed certain tariffs on steel and aluminum. China has also imposed tariffs against certain American products. The U.S. and China agreed upon phase one of a trade agreement reducing protectionist measures by both countries. Negotiations for a second phase of the agreement could be affected if China fails to meet certain commitments it made in phase one, which may be more difficult to uphold following the spread of the coronavirus in China. There can be no assurance that the U.S. or China, or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model. Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The United Kingdom (the “UK”) left the European Union (the “E.U.”) on January 31, 2020, which was a process commonly referred to as “Brexit”, and entered a transition period until December 31, 2020. During the transition period the UK will continue to be bound by E.U. laws and regulations. Beyond that date there is no certainty on what the future relationship between the UK and the E.U. will be. This ongoing lack of certainty has led to uncertainty in international markets. As a result, global markets and currencies may be adversely impacted, including fluctuations in the value of the British pound as compared to the U.S. dollar. Any market disruptions, including, among others, disruptions in financial markets or international trade, as a result of Brexit or otherwise, could have an adverse effect on the Bank’s business, financial conditions and results of operations.

Local country foreign exchange controls or currency devaluation, and rising inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

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

A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the oil and gas and agribusiness sectors in the Region. Lending in these sectors presents unique risks related to commodities pricing.

As of December 31, 2019, $561 million, or 10% of the Bank’s Loan Portfolio was comprised of oil and gas related loans, and $327 million, or 6% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil and gas or other commodities. Collateral securing these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), diseases such as COVID-19, war, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as recent volatility in certain commodity prices, including the substantial decrease in oil prices, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.

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

Among other factors, increased risk perception in any country where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings.  Such perception of increased risk could result from events which are beyond the Bank’s control, such as economic or political crises or the macroeconomic deterioration of certain key economic sectors due to the spread of COVID-19 or otherwise, among other factors. A credit rating downgrade would likely increase the Bank’s funding costs, and may create liquidity risk, reduce its deposit base and access to the lending and debt capital markets, trigger additional collateral or funding requirements or decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank.  As a result, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be affected adversely, which could have a negative effect on its business and results of operations.

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

The Bank offers its services through its head office in Panama City, its agency in New York (the “New York Agency”), its subsidiaries in Brazil and Mexico, its representative offices in Buenos Aires, Argentina; Mexico City, Mexico; Sao Paulo, Brazil; and Bogotá, Colombia, and its representative license in Peru, as well as through a worldwide network of correspondent banks.

Bladex’s head office is located at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama, and its telephone number is +507 210-8500.

The New York Agency, which began operations on March 27, 1989, is located at 10 Bank Street, Suite 1220, White Plains, NY 10606, and its telephone number is +1 (914) 328-6640. The New York Agency is principally engaged in financing transactions related to international trade, mainly the confirmation and financing of letters of credit for customers in the Region. The New York Agency is also authorized to book transactions through an International Banking Facility (“IBF”).

Bladex’s shares of Class E common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “BLX.”

The following is a description of the Bank’s subsidiaries:

-	Bladex Holdings Inc. (“Bladex Holdings”) is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States, on May 30, 2000. Bladex Holdings maintains ownership in Bladex Representação Ltda.

-	Bladex Representação Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Head Office owns 99.999% of Bladex Representação Ltda. and Bladex Holdings owns the remaining 0.001%.

-	Bladex Development Corp. (“Bladex Development”) was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Head Office owns 100% of Bladex Development.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specializes in offering financial leasing and other financial products, such as loans and factoring.

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

As of December 31, 2019, the Bank had 51 employees, or 29% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.

Developments During 2019

During 2019, global economy continued to grow in an uncertain environment, characterized by increasing volatility. In 2019, the global economy experienced its weakest year of growth since the previous 2008 financial crisis, weighed down by tensions that have significantly slowed international trade. According to the International Monetary Fund (“IMF”), global growth was only 2.9%, which was significantly below what we believe to be global potential growth. The main drivers for the lackluster performance of the world economy were: the trade war between the United States and China, negative trade flows that disrupted supply chains, and particular risks in countries such as Italy and Turkey which, together with Brexit, affected European growth and in particular, growth in Germany.

2019 was characterized by increased conflict in international trade and increases in tariffs by several countries related to a range of products. For example, the Trump administration in the U.S. has increased tariffs on a variety of imports from countries throughout the world, including the Region, and continues to threaten additional new, and increases in existing, tariffs. For example, in 2019 the U.S. imposed certain increased tariffs on certain products imported from China. China has also announced retaliatory tariffs against certain U.S. products. Furthermore, the Trump administration has undertaken to replace NAFTA with the USMCA, which has now been ratified by each of the United States, Canada and Mexico.

2019 was also a challenging year for economies in Latin America. Regional economic growth was 0.1%, significantly below the 1% growth recorded in 2018, and significantly below the 2.1% level of growth that had been projected by the IMF. Other than 2016, when Brazil experienced its sharpest recession in the last 70 years, 2019 was the slowest growth year for the Region in a decade. Of the largest three economies of Latin America, which represent about 75% of the GDP of the Region, Brazil was the only one that registered any meaningful growth, growing tepidly at 1.2%. Mexico had zero growth – a remarkable decoupling from a strong U.S. economy. Argentina’s GDP shrank by 3.3%.

Increased policy uncertainty in several large Latin American countries continues to weigh on growth. For example, uncertainty surrounding economic policy and reforms in Brazil and Mexico likely contributed to the slowdown in real GDP and investment growth in 2019.

In addition, Regional growth was significantly impacted by (i) depressed commodity prices as a result of trade uncertainties and a strong U.S. dollar; (ii) Mexico registering no GDP growth due to necessary fiscal restraint, tight monetary policy to keep portfolio monies flowing and a fundamental lack of investment; (iii) the potential for social unrest in Chile; and (iv) smaller countries such as Costa Rica registering fiscal imbalances and Ecuador struggling to comply with its IMF program.

More recently, certain countries in the Region have experienced social unrest, namely Bolivia, Colombia, Chile, and Ecuador, which, in some cases, disrupted economic activity. Economic policy uncertainty has also risen in these countries as governments consider alternative policies and reforms to make growth more inclusive and address social demands.

Potential growth continues to be impeded by lingering structural problems, including high public debt, weaker financial systems, high unemployment, and vulnerability to commodity and climate-related shocks. Some countries have started to strengthen their fiscal positions, but further tightening is needed in others to ensure debt sustainability.

Within this economic context, liquidity concerns for the top corporate names in the Region were exacerbated by the combination of low growth and risk aversion, which compressed margins to levels which may not always compensate for the level of credit risk associated with particular borrowers. Against this backdrop, Bladex was able to deliver a net profit of $86.1 million for 2019, which resulted in a return on average equity (“ROAE”) of 8.6% and a return on average assets (“ROAA”) of 1.36%, significantly higher than 2018 levels of 1.1% and 0.17%, respectively. The focus on high quality borrowers and abundant U.S. dollar liquidity in key markets put pressure on the Bank’s origination margins. However, despite this challenging environment, Bladex was able to maintain relatively stable margin levels. The Bank’s syndicated and structured transactions tied to Latin American integration had a solid 2019 performance, with income increasing 14% in 2019 compared to 2018. On the cost side, operating expenses decreased 17% year-over-year in 2019 compared to 2018, reflecting effective cost control management and overall improved structural and operational efficiencies.

Bladex continues to analyze the risk/reward equation at the country level, adjusting the Bank’s portfolio accordingly and maintaining a vigilant credit underwriting posture. As 73% of the Bank’s Commercial Portfolio at the end of 2019 had less than one year of remaining life, Bladex is in a privileged position to dynamically adjust its exposures. The Bank believes that its book of business is solid, with the addition of new clients and prospects identified during 2019. Credit impaired loan totals decreased in 2019 compared to 2018, as did the volume of transactions that have been placed on the Bank’s watch list category, with the Bank registering a credit reserve coverage ratio of 1.7 times Non-Performing Loans as of December 31, 2019. Finally, the Bank’s Tier I Basel III capital ratio remained strong at 19.8% as of December 31, 2019, with a solid book value above $25 per share.

Strategies for 2020 and Subsequent Years

Focus on credit underwriting soundness and liquidity management in light of the effects of the COVID-19 pandemic

Since the World Health Organization declared a global pandemic in March 11th, 2020, Bladex has successfully activated its Business Continuity Plan, including the closure of its offices, and work-from-home policies for employees, and has successfully implemented measures to preserve the Bank’s liquidity position.. The Bank believes that these and other measures taken have represented an effective and agile response to the extreme circumstances arising from the COVID-19 pandemic.

The strategies described below are subject to the effects of the Bank having to operate in a substantially different environment in 2020 and thereafter than in previous periods. Since the onset of COVID-19 the Bank has leveraged the short-term and trade finance nature of its Commercial Portfolio as a means to provide sufficient flexibility to react to, and realign size and composition of, the Commercial Portfolio, to take account of external risks and expected developments.

As a result, during the duration of the COVID-19 crisis, the Bank’s commercial strategy will continue to prioritize underwriting credit soundness, liquidity management and risk/reward targets for each transaction, over portfolio growth.

Streamline the Bank’s operating model for greater efficiency

The Bank aims to continue improving efficiency and productivity throughout its organization, with representative offices concentrating primarily on origination and client relationship management.

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

Targeted growth in expanding and diversifying the Bank’s country and industry exposure

The Bank’s strategy is to participate in activities associated with trade and the trade supply chain, as well as integration across Latin American, targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations, sovereigns and state-owned entities. The Bank seeks to achieve this through participation in bilateral and co-financed transactions and by strengthening the short- and medium-term trade and non-trade financing that it provides. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise, product knowledge, quality of service, agile decision-making process and client approach, and by strategically targeting industries and participants in the value chain of international trade by country within the Region.

The Bank plans to continue targeting clients across a diversified range of industry sectors, and will seek to limit the concentration of any single corporate industry sector to a maximum of 10% of its total Loan Portfolio. The Bank plans to continue to focus on strategic sectors in international trade.

The Bank plans to focus its future efforts on growing its business with a larger number of corporate clients along the trade value chain, which management believes will reinforce the Bank’s business model, enhance origination capacity and all the Bank to deploy capital most effectively. The Bank also intends to continue diversifying its credit risk profile, in order to continue to mitigate the impact of potential losses, should they occur.

Increase the range of products and services offered to clients

As a result of the Bank’s relationships throughout the Region, management believes it is well positioned to strategically identify key products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services that complement the Bank’s expertise in foreign trade finance and risk management, such as: i) financing acquisitions from the Bank’s structuring and syndication business desk, as well as liability management transactions, ii) letters of credit client base diversification, and iii) vendor finance with a focus on supply chain finance through electronic platforms.

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

For existing borrowers, the Bank’s management has authority to approve credit lines up to the legal lending limit prescribed by Panamanian law, provided that the credit lines comply fully with the country credit limits and conditions for the borrower’s country of domicile set by the Board. Approved borrower lending limits are reported to the CPER quarterly. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2019, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $254 million, and for financial institutions and financial groups amounted to $305 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2019, the Bank was in compliance with regulatory legal lending limits.

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

As of December 31, 2019, the Credit Portfolio amounted to $6,582 million compared to $6,397 million as of December 31, 2018 and $6,085 million as of December 31, 2017. The $185 million, or 3%, increase during 2019 compared to 2018 was largely attributable to the Bank’s Commercial Portfolio, which increased by $212 million, or 3%, due to improved conditions for credit demand in the Region and an increase in the Bank’s client base of financial institutions.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $6,502 million as of December 31, 2019, compared to $6,290 million as of December 31, 2018, and $5,999 million as of December 31, 2017. The $212 million, or 3%, increase during 2019 reflects the larger proportion of longer tenor transactions in the Bank’s Commercial Portfolio in recent years and an increase in the Bank’s client base of financial institutions.

As of December 31, 2019, 73% of the Bank’s Commercial Portfolio was scheduled to mature within one year, compared to 74% as of December 31, 2018 and 81% as of December 31, 2017, which reflects higher medium term lending origination throughout 2019. As of those same dates, trade-related finance transactions represented 40%, 45% and 60%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 53%, 59% and 74%, respectively, of the Bank’s short-term origination, both of which reflect the Bank’s increasing focus on, and exposure to, financial institutions in recent years.

As of December 31, 2019, the Commercial Portfolio’s exposure remained diversified across regions and industry sectors, with 56% of the total Commercial Portfolio representing the Bank’s traditional client base of financial institutions and 44% of the total Commercial Portfolio represented by corporations, of which 32% and 51% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 6% of the total Commercial Portfolio or lower as of December 31, 2019, except for the industrial sector as a whole and the total oil and gas exposure. Geographically, exposure to Brazil, which represents the Bank’s largest country-risk exposure, decreased to 16% of the total Commercial Portfolio, down from 19% in 2018, out of which 81% was with financial institutions at the end of 2019, compared to 73% in 2018. Exposure to Argentina was reduced to 3% of the total Commercial Portfolio at the end of 2019, down from 10% in 2018, as a result of several loans to Argentine borrowers maturing and being repaid during 2019. Overall, during 2019 the Bank focused its portfolio origination towards top-tier banks and corporations in lower-risk countries, focusing its growth in top-rated countries in the Region, where it was able to take advantage of positive risk/return opportunities. Consequently, exposures in Colombia and Chile increased to 15% and 11% of the total Commercial Portfolio, which now represent the second and fourth largest country exposures, respectively, up from 11% and 3% the year before. In addition, exposure to other top-rated countries outside of Latin America, which relates to transactions carried out in the Region, was also increased to 7% of the total Commercial Portfolio at the end of the 2019, from 2% the year before. Mexico, which still represents a significant part of the Commercial Portfolio as the third largest exposure, decreased to 12% of the Commercial Portfolio at year-end 2019, compared to 14% at the end of 2018.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in $ millions, except percentages)
Loans	$5,893	90.6	$5,778	91.9	$5,506	91.8	$6,021	93.4	$6,692	93.5
Loan commitments and financial guarantee contracts	493	7.6	502	8.0	487	8.1	403	6.3	447	6.3
Customers’ liabilities under acceptances	116	1.8	10	0.1	6	0.1	20	0.3	16	0.2
Total	$6,502	100.0	$6,290	100.0	$5,999	100.0	$6,444	100.0	$7,155	100.0

Loan Portfolio

As of December 31, 2019, the Bank’s Loan Portfolio totaled to $5,893 million, compared to $5,778 million as of December 31, 2018 and $5,506 million as of December 31, 2017. The $115 million, or 2%, Loan Portfolio increase during 2019 was mainly attributable to higher medium term lending origination throughout 2019, as the Bank was able to deploy longer tenor transactions with its traditional client base of top quality financial institutions, exporting corporations and “multilatinas”, and continued to perform well on its short-term origination capacity. As of December 31, 2019, the Loan Portfolio had an average remaining maturity term of 380 days, and 71% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 323 days, or 73% maturing within one year as of December 31, 2018, and 282 days, or 80% maturing within one year as of December 31, 2017.

As of December 31, 2019, the Bank’s credit-impaired loans totaled $62 million (or 1.05% of the Loan Portfolio), compared to $65 million (or 1.12% of the Loan Portfolio) as of December 31, 2018 and $59 million (or 1.07% of the Loan Portfolio) as of December 31, 2017. Credit-impaired loans decreased in 2019 mainly due to the sale of an exposure which resulted in a $0.5 million collection and a $2.4 million write-off against existing individually allocated reserves. As of December 31, 2019, $62 million in credit-impaired loans were to a single borrower in the Brazilian sugar sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $54 million, representing coverage of 88%. The remainder of the Loan Portfolio performed well during 2019, as evidenced by the 6% increase in loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination. Moreover, loans classified as Stage 2 under IFRS 9, which represent loans with exposures whose credit conditions have deteriorated since origination, decreased by 34% in 2019.

Loan Portfolio by Country

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2019	% of Total Loans	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans
	(in $ millions, except percentages)
Argentina	$226	3.8	$604	10.5	$295	5.3	$325	5.4	$142	2.1
Belgium	14	0.2	13	0.2	11	0.2	4	0.1	13	0.2
Bermuda	0	0.0	0	0.0	0	0.0	0	0.0	20	0.3
Bolivia	7	0.1	14	0.2	15	0.3	18	0.3	20	0.3
Brazil	1,015	17.2	1,156	20.0	1,019	18.5	1,164	19.3	1,605	24.0
Chile	683	11.6	177	3.1	171	3.1	69	1.2	195	2.9
Colombia	906	15.4	626	10.8	829	15.1	653	10.8	621	9.3
Costa Rica	220	3.7	370	6.4	356	6.5	400	6.6	341	5.1
Dominican Republic	290	4.9	301	5.2	250	4.5	244	4.1	384	5.7
Ecuador	174	3.0	188	3.3	94	1.7	129	2.1	169	2.5
El Salvador	54	0.9	70	1.2	55	1.0	105	1.7	68	1.0
France	153	2.6	0	0.0	0	0.0	0	0.0	6	0.1
Germany	35	0.6	18	0.3	38	0.7	50	0.8	97	1.4
Guatemala	279	4.7	329	5.7	309	5.6	316	5.2	458	6.8
Honduras	129	2.2	89	1.5	75	1.4	73	1.3	118	1.8
Hong Kong	11	0.2	0	0.0	0	0.0	0	0.0	0	0.0
Jamaica	38	0.7	22	0.4	24	0.4	8	0.1	17	0.2
Luxembourg	60	1.0	18	0.3	20	0.4	15	0.2	0	0.0
Mexico	754	12.8	867	15.0	850	15.4	927	15.4	789	11.8
Netherlands	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Nicaragua	0	0.0	0	0.0	30	0.5	37	0.6	17	0.3
Panama	268	4.6	485	8.4	500	9.1	499	8.3	455	6.8
Paraguay	128	2.2	159	2.7	60	1.1	108	1.8	116	1.7
Peru	150	2.6	78	1.4	212	3.8	467	7.8	511	7.6
Singapore	91	1.5	39	0.7	55	1.0	70	1.2	12	0.2
Switzerland	0	0.0	0	0.0	4	0.1	46	0.8	45	0.7
Trinidad & Tobago	182	3.1	145	2.5	175	3.2	184	3.1	200	3.0
United States of America	25	0.4	0	0.0	44	0.8	73	1.2	54	0.8
Uruguay	1	0.0	10	0.2	15	0.3	37	0.6	219	3.3
Total	$5,893	100.0	$5,778	100.0	$5,506	100.0	$6,021	100.0	$6,692	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2019, the Bank’s combined Loan Portfolio associated with European country risk represented $261 million, or 4.42%, of the total Loan Portfolio, compared to $48 million, or 0.84%, of the total Loan Portfolio as of December 31, 2018 and $73 million, or 1.32%, as of December 31, 2017.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2019	% of Total Loans	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,693	45.7	$2,459	42.5	$2,084	37.9	$1,739	28.9	$1,975	29.5
State-owned commercial banks	590	10.0	624	10.8	574	10.4	515	8.5	613	9.2
Central banks	0	0.0	0	0.0	0	0.0	30	0.5	0	0.0
State-owned organizations	780	13.2	743	12.9	723	13.1	787	13.1	462	6.9
Private corporations	1,783	30.3	1,893	32.8	2,125	38.6	2,950	49.0	3,642	54.4
Sovereign	47	0.8	59	1.0	0	0.0	0	0.0	0	0.0
Total	$5,893	100.0	$5,778	100.0	$5,506	100.0	$6,021	100.0	$6,692	100.0

As of December 31, 2019, the Bank’s Loan Portfolio industry exposure mainly included: (i) 56% in the financial institutions sector; (ii) 16% in the industrial sector, comprised of food and beverage (5%), electric power (5%), metal (4%) and other manufacturing (2%); and (iii) 10% in the oil and gas sector, which in turn was mostly divided into integrated (7.3%) and downstream (2.2%). No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2019, by type of rate and type of borrower:

	As of December 31, 2019
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$981	$152	$0	$1,133
State-owned commercial banks	257	0	0	257
State-owned organizations	393	0	0	393
Private corporations	912	6	9	927
Sovereign	12	35	0	47
Subtotal	2,555	193	9	2,757
FLOATING RATE
Private sector commercial banks and financial institutions	$1,137	$423	$0	$1,560
State-owned commercial banks	272	61	0	333
State-owned organizations	55	256	76	387
Private corporations	184	636	36	856
Sovereign	0	0	0	0
Subtotal	1,648	1,376	112	3,136
Total	4,203	1,569	121	5,893

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

Loan commitments and financial guarantee contracts amounted to $493 million, or 8% of the total Commercial Portfolio, as of December 31, 2019, compared to $502 million, or 8% of the total Commercial Portfolio, as of December 31, 2018 and $488 million, or 8% of the total Commercial Portfolio, as of December 31, 2017. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 86% of the total loan commitments and financial guarantee contracts as of December 31, 2019, compared to 79%, and 91%, as of December 31, 2018 and 2017, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2019		2018		2017
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$0	0.0	$7	1.4	$8	1.5
Bolivia	0	0.1	0	0.0	0	0.0
Brazil	50	10.2	50	10.0	0	0.0
Canada	1	0.1	0	0.0	0	0.1
Chile	0	0.0	0	0.0	15	3.1
Colombia	48	9.6	52	10.4	91	18.7
Costa Rica	59	12.0	39	7.7	20	4.1
Dominican Republic	16	3.3	17	3.3	0	0.0
Ecuador	155	31.5	247	49.3	253	51.9
El Salvador	6	1.1	1	0.2	1	0.2
France	48	9.7	0	0.0	0	0.0
Germany	0	0.0	18	3.6	0	0.0
Guatemala	44	9.0	15	3.0	12	2.4
Honduras	0	0.1	0	0.0	1	0.2
Mexico	17	3.5	23	4.5	35	7.2
Panama	22	4.4	29	5.9	31	6.4
Paraguay	11	2.2	0	0.0	0	0.0
Peru	6	1.2	3	0.6	18	3.6
Switzerland	10	2.0	0	0.0	0	0.0
Uruguay	0	0.0	1	0.1	3	0.6
Total loan commitments and financial guarantee contracts	$493	100.0	$502	100.0	$488	100.0

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

	As of December 31,
	2019	2018	2017
	(in $ millions)
Securities at amortized cost	$75	$85	$69
Securities at FVOCI	5	22	17
Investment Portfolio	$80	$107	$86
Equity instrument at FVOCI	2	6	8
Financial instrument at fair value through profit and loss (debentures)	6	9	0
Interest receivable	1	2	1
Reserves	(0)	(0)	(0)
Total securities and other financial assets, net	$89	$124	$95

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

The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Brazil	$2	1.8	$4	4.1	$5	5.2
Chile	5	6.4	5	4.7	5	6.0
Colombia	15	19.3	28	26.3	29	33.8
Mexico	22	27.0	27	25.3	20	23.5
Panama	36	45.5	35	32.4	18	21.5
Trinidad and Tobago	0	0.0	8	7.2	9	10.0
Total	$80	100.0	$107	100.0	$86	100.0

	As of December 31,
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$19	24.2	$19	17.5	$11	13.4
State-owned commercial banks	0	0.0	3	2.7	3	3.4
Sovereign debt	34	42.2	46	43.5	48	55.7
State-owned organizations	24	29.8	32	29.5	24	27.5
Private corporations	3	3.8	7	6.8	0	0.0
Total	$80	100.0	$107	100.0	$86	100.0

	As of December 31,
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$28	35.5	$36	33.9	$8	9.3
After one year through five years	51	64.5	65	60.4	78	90.7
After five years through ten years	0	0.0	6	5.7	0	0.0
Total	$80	100.0	$107	100.0	$86	100.0

As of December 31, 2019, 2018 and 2017, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.

Securities at amortized cost

As of December 31, 2019, the Bank’s securities at amortized cost decreased to $75 million, from $85 million as of December 31, 2018. The $10 million, or 12% decrease during the year in the securities at amortized cost portfolio was mostly attributable to $28 million in proceeds received from matured investment securities during 2019, which was partially offset by $18 million of investment securities acquired in 2019. As of December 31, 2019, securities at amortized cost with a carrying value of $36 million were pledged to secure repurchase transactions accounted for as secured financings.

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

Securities at FVOCI

As of December 31, 2019, the Bank’s securities at FVOCI decreased to $5 million, from $22 million as of December 31, 2018. The $17 million, or 77%, decrease during the year in the securities at FVOCI was attributable to the proceeds of $9 million and $8 million from the sale and redemption, respectively, of securities at FVOCI during the year. As of December 31, 2019, the Bank’s securities at FVOCI consisted of investments in securities of issuers in the Region, of which 100% corresponded to sovereign and state-owned issuers. As of December 31, 2019, securities at FVOCI with a carrying value of $4.9 million were pledged to secure repurchase transactions accounted for as secured financings.

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

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2019		2018		2017
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$231	3.2	$609	7.9	$296	4.7
Brazil	1,023	14.2	1,169	15.2	1,042	16.5
Chile	690	9.6	183	2.4	176	2.8
Colombia	929	12.9	660	8.6	863	13.7
Costa Rica	222	3.1	372	4.9	358	5.7
Dominican Republic	292	4.1	304	4.0	251	4.0
Ecuador	178	2.5	189	2.5	95	1.5
France	156	2.2	0	0.0	0	0.0
Guatemala	281	3.9	332	4.3	310	4.9
Honduras	131	1.8	90	1.2	75	1.2
Mexico	784	10.9	899	11.7	875	13.9
Panama	310	4.3	529	6.9	526	8.3
Paraguay	129	1.8	161	2.1	60	1.0
Peru	151	2.1	79	1.0	213	3.4
Singapore	91	1.3	38	0.5	55	0.9
Trinidad & Tobago	182	2.5	154	2.0	185	2.9
United States of America	1,162	16.2	1,669	21.8	665	10.5
Other countries (1)	251	3.4	237	3.0	258	4.1
Total (2)	$7,193	100.0	$7,674	100.0	$6,303	100.0

(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2019 was comprised of Luxembourg ($60 million), El Salvador ($55 million), Jamaica ($38 million), Germany ($35 million), Egypt ($20 million), Belgium ($14 million), Switzerland ($10 million), Hong Kong ($10 million), Bolivia ($7 million), Japan ($1 million), and Uruguay ($1 million). “Other countries” in 2018 was comprised of El Salvador ($71 million), Germany ($68 million), Jamaica ($22 million), Japan ($2 million), Luxembourg ($18 million), Belgium ($14 million), Switzerland ($9 million), Bolivia ($14 million), Uruguay ($10 million) and Spain ($9 million). “Other countries” in 2017 was comprised of El Salvador ($55 million), Germany ($38 million), Japan, ($2 million), Nicaragua ($30 million), Jamaica ($25 million), Spain ($22 million), Luxembourg ($20 million), Netherlands ($15 million), Uruguay ($15 million), Switzerland ($9 million), Bolivia ($15 million) and Belgium ($12 million).
(2)	The outstandings by country does not include loan commitments and financial guarantee contracts, and other assets. See Item 4.B. “Business Overview— Loan Commitments and Financial Guarantee Contracts.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2019, overall cross border outstandings totaled $7,193 million, a $481 million, or 6%, decrease compared to $7,674 million as of December 31, 2018, mainly as a result of decreased levels of liquid assets in the form of cash and cash equivalents, mostly placed with the U.S. Federal Reserve Bank.

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

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2019	2018	2017
	(in $ millions)
Private sector commercial banks and financial institutions	$2,761	$2,546	$2,168
State-owned commercial banks and financial institutions	613	681	579
Central banks	1,129	1,648	609
Sovereign debt	81	47	49
State-owned organizations	808	838	750
Private corporations	1,801	1,914	2,148
Total	$7,193	$7,674	$6,303

Total Revenues Per Country

The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2019	2018	2017
	(in $ millions)
Argentina	$14.9	$10.0	$7.0
Brazil	13.1	17.9	27.9
Chile	2.8	2.6	2.2
Colombia	10.3	15.4	18.5
Costa Rica	10.7	11.1	11.8
Dominican Republic	5.7	4.1	2.9
Ecuador	13.6	10.4	9.5
El Salvador	1.7	1.5	2.5
Germany	1.6	2.0	2.4
Guatemala	7.9	7.5	7.0
Honduras	2.9	2.4	2.3
Jamaica	1.7	2.1	1.6
Mexico	18.8	14.6	17.5
Panama	8.6	13.9	10.8
Paraguay	2.3	1.6	1.9
Peru	0.5	2.4	5.1
Trinidad and Tobago	8.2	5.0	3.7
Other countries (1)	1.4	3.1	3.7
Total revenues	$126.7	$127.6	$138.3

1)	Other countries consists of total income per country in which total income did not exceed $1 million for any of the periods indicated above.

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

Net Revenues

During the year ended December 31, 2019, the Bank recorded net revenues totaling $126.7 million, representing a $0.9 million or 1% decrease compared to 2018. The main driver of this decline was attributable to lower average lending volumes, as the Bank improved its portfolio risk profile by reducing unwanted exposures to certain countries, industries and clients, along with decreased average liability deposit balances, which impacted the Bank’s overall funding costs. These factors were only partially offset by the net positive effect of higher average LIBOR-based market rates throughout 2019 compared to 2018.

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

The Superintendency of Banks has signed and executed agreements or letters of understanding with more than 26 foreign supervisory authorities regarding the sharing of supervisory information under principles of reciprocity, appropriateness, national agreement and confidentiality. These entities include the U.S. Federal Reserve Board, the Federal Reserve Bank, the Office of the Comptroller of the Currency of the Treasury Department, or OCC, and the Federal Deposit Insurance Corporation. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

General License Banks are required to maintain a ratio of ordinary primary capital over risk-weighted assets of 4.50% as of January 1, 2019. In addition, General License Banks are required to maintain a ratio of primary capital over risk weighted assets of 6.00% as of January 1, 2019.

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

The laws and regulations require supervised entities to perform due diligence reviews on their clients and their transactions. Supervised entities have the obligation to ensure that the information provided by their customers is continuously updated. Clients classified as higher risk clients are required to update their information on a yearly basis. Banks are further required to create a system of client classification by risk profiles, based on factors such as nationality, country of birth or incorporation, domicile, profession or trade, geographic region of the customer’s activities, corporate structure, type, amount and frequency of transactions, source of funds, politically exposed persons, products, services and channels. Banks are required to know and keep information about the ultimate beneficial owner of their clients.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2019, the New York Agency maintained a pledge deposit with a carrying value of $3.5 million with the New York State Department of Financial Services, above the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.

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

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2017 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with IFRS.

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

	For the Year Ended December 31,
	2019	2018	2017
	(in $ thousands, except per share amounts and percentages)
Interest income	$273,682	$258,490	$226,079
Interest expense	(164,167)	(148,747)	(106,264)
Net interest income	109,515	109,743	119,815
Other income (expense):
Fees and commissions, net	15,647	17,185	17,514
Loss on financial instruments, net	(1,379)	(1,009)	(739)
Other income, net	2,874	1,670	1,723
Total other income, net	17,142	17,846	18,498
Total revenues	126,657	127,589	138,313

Impairment loss on financial instruments	(430)	(57,515)	(9,439)
Gain (loss) on non-financial assets, net	500	(10,018)	0

Operating expenses:
Salaries and other employee expenses	(24,179)	(27,989)	(27,653)
Depreciation of equipment and leasehold improvements	(2,854)	(1,282)	(1,578)
Amortization of intangible assets	(702)	(1,176)	(838)
Other expenses	(12,939)	(18,471)	(16,806)
Total operating expenses	(40,674)	(48,918)	(46,875)
Profit for the year	$86,053	$11,138	$81,999
Basic earnings per share	$2.17	$0.28	$2.09
Diluted earnings per share	$2.17	$0.28	$2.08
Weighted average basic shares	39,575	39,543	39,311
Weighted average diluted shares	39,575	39,543	39,329
Return on average total assets (1)	1.36%	0.17%	1.27%
Return on average total equity (2)	8.56%	1.08%	8.02%

(1)	For the years 2019, 2018 and 2017, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2019, 2018 and 2017 is calculated on the basis of daily average balances.
(2)	For the years 2019, 2018 and 2017, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2019, 2018 and 2017 is calculated on the basis of daily average balances.

Profit for the year

Bladex’s profit for the year 2019 totaled $86.1 million, or $2.17 per share, compared to $11.1 million, or $0.28 per share for 2018. This increase in profits was mainly driven by: (i) substantially lower impairment losses of $0.4 million in 2019, compared to $57.5 million in 2018, which was due to the Bank’s improved risk profile as a result of higher quality loan originations, the timely collection of scheduled maturities of its watch-list exposures, and no new credits classified as credit-impaired loans since the third quarter of 2018, (ii) steady top line total revenues resulting in a $1.5 million or 1% decline, as the Bank was able to maintain relatively stable financial margins and average Commercial Portfolio volumes, mainly resulting from the shifting of its credit underwriting toward lower risk countries and (iii) an $8.2 million or 17% decrease in operating expenses as a result of the Bank's continued efforts and focus on effective cost control management and overall improved structural and operational efficiencies, leading to an improved efficiency ratio of 32% in 2019 from 38% in 2018.

The Bank’s profit for the year 2018 totaled $11.1 million, or $0.28 per share, compared to $82.0 million, or $2.09 per share for the year 2017. Bladex’s decrease in profits during 2018 was mainly impacted by: (i) the $57.5 million impairment losses on financial instruments, primarily associated with provisions for credit losses on an increased level of credit-impaired loans, mainly related to a single credit in the sugar industry in Brazil, (ii) the $10.0 million impairment losses on non-financial assets, associated with losses on investment properties and other non-financial assets related to credit restructurings, as well as to the disposal of obsolete technology, in line with the Bank’s objective to optimize its operating platform, and (iii) the $10.7 million decrease in total revenues, mainly resulting from lower net interest income (-8%) on narrower net interest margin (-14 basis points), attributable to decreased lending spreads on a relatively stable level of average loan balances (+1%). Narrower lending spreads reflect the shift in the focus of the Bank’s portfolio toward financial institutions, sovereign and state-owned entities and top tier corporate clients most of which constitute exporters with U.S. dollar generation capacity.

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$108.4	$109.8	$120.6
Treasury	1.1	(0.0)	(0.8)
Total Net Interest Income	$109.5	$109.7	$119.8
Net interest margin	1.74%	1.71%	1.85%
Net interest spread	1.19%	1.21%	1.48%

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2019 compared to 2018 and 2018 compared to 2017. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented.

	2019 vs. 2018			2018 vs. 2017
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$(636)	$2,032	$1,396	$(2,481)	$7,835	$5,354
Investment securities	(61)	372	311	149	258	407
Loans	(4,587)	18,072	13,485	1,920	24,730	26,650
Total increase (decrease)	$(5,284)	$20,476	$15,192	$(412)	32,823	32,411
(Increase) decrease in interest expense
Demand deposits	(303)	(357)	(660)	740	(820)	(80)
Time deposits	6,183	(9,812)	(3,629)	3,811	(24,030)	(20,219)
Total Deposits	5,880	(10,169)	(4,289)	4,551	(24,850)	(20,299)
Securities sold under repurchase agreement and short-term borrowings and debt	65	(5,068)	(5,003)	(12,400)	(9,574)	(21,974)
Long-term borrowings and debt, net	(5,782)	(346)	(6,128)	9,448	(9,658)	(210)
Total (increase) decrease	$163	$(15,583)	$(15,420)	$1,599	$(44,082)	$(42,483)
Increase (decrease) in net interest income	$(5,121)	$4,893	$(228)	$1,187	$(11,259)	$(10,072)

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Interest Income Variation

2019 vs. 2018

For the year ended December 31, 2019, the Bank’s interest income totaled $273.7 million, compared to $258.5 million during the year ended December 31, 2018. The $15.2 million, or 6% increase in interest income during 2019 was primarily attributable to (i) an $18.1 million increase in rate-driven interest income on loans, mostly resulting from a 33 basis point increase in average lending rates to 4.59% in 2019 attributable to an increase in market rates, as the Bank generally prices its loans based on short-term LIBOR rates plus a credit spread – with average spreads exhibiting a downward trend due to the Bank’s increased lending to higher quality borrowers such as financial institutions, sovereign and state-owned entities, and exporting corporations with US dollar generation capacity, as a result of the Bank’s efforts to improve its portfolio credit risk profile, which partly offset the overall lending rate increase; and (ii) an $1.4 million increase in rate-driven interest income on deposit placements, also mostly attributable to market rate increases, resulting in a 26 basis point increase in interest yields on deposit placements to 2.22% in 2019.

2018 vs. 2017

For the year ended December 31, 2018, the Bank’s interest income totaled $258.5 million, compared to $226.1 million during the year ended December 31, 2017. The $32.4 million, or 14% increase in interest income during 2018 was primarily attributable to (i) a $24.7 million increase in rate-driven interest income on loans, mostly resulting from a 43 basis points increase in average lending rates to 4.26% in 2018 attributable to an increase in market rates, as the Bank generally prices its loans based on short-term LIBOR rates plus a credit spread – with average spreads exhibiting a downward trend due to the Bank’s increased lending to higher quality borrowers such as financial institutions, sovereign and state-owned entities, and exporting corporations with US dollar generation capacity, partly offsetting the overall lending rate increase; and (ii) a $7.8 million increase in rate-driven interest income on deposit placements, also mostly attributable to market rate increases, resulting in an 85 basis points increase in interest yields on deposit placements to 1.96% in 2018.

Interest Expense Variation

2019 vs. 2018

The Bank recorded an annual increase in interest expense of $15.5 million, or 10% from $148.7 million in 2018 to $164.2 million in 2019. This increase was primarily the result of a $15.6 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the upward repricing on LIBOR-based market rates. Overall, the average interest rate paid on interest-bearing liabilities increased to 3.10% in 2019 from 2.76% in 2018.

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

Net Interest Income Variation

2019 vs. 2018

For the year ended December 31, 2019, the Bank’s net interest income totaled $109.5 million, compared to $109.7 million during the year ended December 31, 2018. The $0.2 million, or 0.2% decrease in net interest income during 2019 was impacted by lower average lending volumes and decreased average liability deposit balances, impacting overall funding costs, which were partially offset by the net positive effect of increasing LIBOR-based market rates during 2019 which remained high through the first half of 2019, resulting in a 3 basis point increase in Net Interest Margin (“NIM”) from 1.71% in 2018 to 1.74% in 2019. Due to the short-term nature of its loan portfolio, the Bank maintains a narrow interest rate gap structure and is able to pass along LIBOR-based market rates increases in its funding to its asset base.

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

	For the Year ended December 31,
	2019			2018			2017
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$756	$17.0	2.22%	$784	$15.6	1.96%	$909	$10.3	1.11%
Investment securities (1)	90	3.2	3.52%	92	2,9	3.12%	87	2.5	2.83%
Loans	5,449	253.5	4.59%	5,552	240.0	4.26%	5,498	213.3	3.83%
Total interest-earning assets	$6,294	$273.7	4.29%	$6,427	$258.5	3.97%	$6,494	$226.1	3.43%
Allowance for loan losses	(101)			(98)			(110)
Non-interest-earning and other assets	153			122			84
Total Assets	$6,346			$6,451			$6,468
Interest-Bearing Liabilities
Demand deposits	$98	1.9	1.91%	$82	1.2	1.48%	$132	1.1	0.87%
Time deposits	2,621	65.5	2.47%	2,868	61.9	2.13%	3,044	41.7	1.35%
Deposits (2)	2,719	67.4	2.45%	2,950	63.1	2.11%	3,176	42.8	1.33%
Securities sold under repurchase agreements and short-term borrowings and debt	1,117	38.9	3.44%	1,123	33.9	2.98%	710	12.0	1.66%
Long-term borrowings and debt, net (3)	1,388	57.8	4.11%	1,245	51.7	4.09%	1,478	51.5	3.43%
Total interest-bearing liabilities	$5,224	$164.2	3.10%	$5,318	$148.7	2.76%	$5,364	$106.3	1.95%
Non-interest bearing liabilities and other liabilities	117			102			82
Total Liabilities	$5,341			$5,420			$5,446
Total equity	1,005			1,031			1,022
Total Liabilities and Equity	$6,346			$6,451			$6,468
Net interest spread			1.19%			1.21%			1.48%
Net interest income and net interest margin		$109.5	1.74%		$109.7	1.71%		$119.8	1.85%

(1) Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 3.58%, 3.21% and 2.99%, for 2019, 2018 and 2017, respectively.

(2) The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.

(3) Includes lease liabilities, net of prepaid commissions.

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

Fees and commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in $ thousands)
Syndications	$5,622	$4,950	$6,608
Documentary and standby letters of credit	9,506	10,767	$10,430
Other commissions, net	519	1,468	476
Fees and commissions, net	$15,647	$17,185	$17,514

During the year ended December 31, 2019, fees and commissions totaled $15.6 million, compared to $17.2 million for the year ended December 31, 2018. The $1.5 million, or 9%, decrease resulted from the net effect of: a 12% decrease in fees from letters of credit on lower letters of credit revenues, which were partially offset by a 14% year-on-year increase in syndication fees. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close six transactions during 2019, for a total principal amount of $1.3 billion, compared to seven transactions during 2018, for a total principal amount of $847 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a 65% decrease in 2019 compared to 2018.

During the year ended December 31, 2018, fees and commissions totaled $17.2 million, compared to $17.5 million for the year ended December 31, 2017. The $0.3 million, or 2%, decrease resulted from the net effect of a 25% decrease in syndication fees, denoting the uneven nature of this transactional business, which was offset by a 3% increase in fees from letters of credit, evidencing an upward trend in fee generation over the last two years, consistent with the Bank’s focus on enhancing its participation in the trade value chain. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close seven transactions during 2018, for a total principal amount of $847 million, compared to seven transactions during 2017, for a total principal amount of $807 million.

Gain (loss) on financial instruments, net

The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in $ thousands)
Gain (loss) on derivative financial instruments and changes in foreign currency, net	$672	$(1,226)	$(437)
(Loss) gain on financial instruments at fair value through profit or loss	(2,258)	648	(732)
Gain realized on financial instruments at fair value with changes in other comprehensive income	186	194	249
Gain (loss) gain on sale of loans	21	(625)	181
Loss on financial instruments, net	$(1,379)	$(1,009)	$(739)

During the year ended December 31, 2019, the Bank recorded a net loss on financial instruments of $1.4 million, compared to a net loss on financial instruments of $1.0 million for the year ended December 31, 2018, and a net loss on financial instruments of $0.7 million for the year ended December 31, 2017. The $0.4 million, or 37% increase in loss on financial instruments during 2019 was mainly attributable to investment securities losses held at fair value through profit and loss. The $0.3 million, or 37%, increase in loss on financial instruments during 2017 was mainly related to higher losses on derivative financial instruments and foreign currency exchange held for risk management hedging purposes.

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

The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets. During the year ended December 31, 2019, the Bank reported a gain on sale of loans of $21 thousand, on decreased sale activity in the secondary markets, compared to a net loss on sale of loans of $0.6 million during the year ended December 31, 2018, as the Bank reduced its exposure in 2018 associated with a previously executed structured transaction, and compared to gains on sale of loans of $0.2 million for the year ended December 31, 2017.

Other income, net

During the year ended December 31, 2019, the Bank recorded other income, net of $2.9 million, compared to $1.7 million for each of the years ended December 31, 2018, and 2017. The $1.2 million or 72% increase in other income is mainly related to the payment of a matured investment security in the amount of $0.8 million.

Impairment loss on financial instruments

For the year ended December 31, 2019, the Bank’s impairment loss on financial instruments totaled $0.4 million, a substantially improved result when compared to $57.5 million and $9.4 million for the years ended December 31, 2018 and 2017, respectively. The result in 2019 was primarily due to improved credit quality derived from reduced levels of credit-impaired loans, the Bank’s improved country risk profile and the scheduled repayments at maturity in 2019 of certain exposures that had previously undergone some credit deterioration since their origination, some of which were related to internal country risk downgrades or to the incorporation of certain exposures in our watch-list.

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

The impairment loss on financial instruments totaled $9.4 million for the year ended December 31, 2017, which was mostly associated with impairment losses on certain credit exposures that underwent restructuring processes during 2017, which were partially offset by recoveries from both lower end-of-period portfolio balances and the shift in the overall portfolio mix toward shorter-term trade exposures during 2017.

Gain (loss) on non-financial assets, net

For the year ended December 31, 2019, the gain on non-financial assets, net amounted to $0.5 million, as the Bank realized the sale of an investment property, while no other impairment loss in non-financial assets were registered during the year ended December 31, 2019.

For the year ended December 31, 2018, the loss on non-financial assets, net amounted to $10.0 million, $4.0 million of which was associated with write offs corresponding mainly to technological projects classified as intangible assets ($2.7 million) and other assets under development ($1.3 million). The remaining amount relates to the storage silos received by the Bank as payment for a restructured loan transaction that were recorded as investment properties and as other assets under development of the deed, with carrying amounts of $3.8 million and $1.7 million, respectively, which were assessed in 2018 by the Bank to have a fair value of zero. For the year ended December 31, 2017, the Bank did not report gain or loss on non-financial assets, net.

Operating Expenses

During the year ended December 31, 2019, the Bank’s operating expenses totaled $40.7 million, compared to $48.9 million for the year ended December 31, 2018. The $8.2 million, or 17% decrease was mainly attributable to a 14% decrease in employee-related expenses resulting from the Bank’s personnel restructuring in 2018, together with other cost savings, such as previous rental expenses which, due to the adoption of a new accounting standard IFRS 16 in 2019, are now characterized as depreciation and interest expense, as well as the absence of certain one-time expenses that were recorded in 2018.

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

	For the Year Ended December 31,
	2019	2018	2017
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$108,398	$109,781	$120,581
Other income (expense)	17,835	18,002	18,926
Total revenues	126,233	127,783	139,507
Impairment loss on financial instruments	(744)	(57,621)	(9,928)
Gain (loss) on non-financial assets, net	500	(5,967)	0
Operating expenses	(31,183)	(37,436)	(35,916)
Profit for the segment	$94,806	$26,759	$93,663

TREASURY:
Net interest income	$1,117	$(38)	$(766)
Other income (expense)	(693)	(156)	(428)
Total revenues	424	(194)	(1,194)
Recovery on financial instruments	314	106	489
Operating expenses	(9,491)	(11,482)	(10,959)
Loss for the segment	$(8,753)	$(11,570)	$(11,664)

TOTAL:
Net interest income	$109,515	$109,743	$119,815
Other income (expense)	17,142	17,846	18,498
Total revenues	126,657	127,589	138,313
Impairment loss on financial instruments	(430)	(57,515)	(9,439)
Gain (loss) on non-financial assets, net	500	(5,967)	0
Operating expenses	(40,674)	(48,918)	(46,875)
Total profit for reportable segments	$86,053	$15,189	$81,999
Unallocated impairment loss on non-financial assets	0	(4,051)	0
Profit for the year	$86,053	$11,138	$81,999

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

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and from loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery or impairment loss on financial instruments and gain or loss on non-financial assets, net; and (v) direct and allocated operating expenses.

Year 2019 vs. Year 2018

The Commercial Business Segment’s profit of $94.8 million for the year 2019 was mainly impacted by: (i) substantially lower impairment losses of $0.7 million in 2019, compared to $57.6 million in 2018, which was due to the Bank’s improved risk profile as a result of higher quality loan originations, the timely collection of scheduled maturities of its watch-list exposures, and no new credits classified as credit-impaired loans since the third quarter of 2018, (ii) steady top line total revenues resulting in a $1.5 million or 1% decrease, as the Bank was able to maintain relatively stable financial margins and average Commercial Portfolio volumes, mainly resulting from the shifting of its credit underwriting toward lower risk countries and (iii) a $6.2 million or 17% decrease in operating expenses as a result of the Bank's continued efforts and focus on effective cost control management and overall improved structural and operational efficiencies.

Year 2018 vs. Year 2017

The Commercial Business Segment’s profit of $26.8 million for the year 2018 was mainly impacted by: (i) the $57.6 million impairment loss on financial instruments from higher credit provisions associated with credit-impaired loans, which were mostly associated with the significant deterioration of a single credit in the Brazilian sugar sector, exacerbated by significant deterioration in 2018 as a result of worsening sugar fundamentals in international markets, and a resulting significant decrease in sugar prices, which decreased during 2018 to levels well below the worldwide marginal cost of production, as well as due to the risk involved in the borrower’s complex restructuring process; (ii) the $6.0 million impairment loss on non-financial assets related to credit restructurings, and (iii) a $10.8 million, or 9% decrease in net interest income due to narrower net lending spreads as a result of the origination of higher quality loans in 2018, which are generally characterized by lower spreads, as the Bank increased its lending focus to financial institutions, sovereign and state-owned entities, while origination in the corporate sector remained focused on top quality exporters with U.S. dollar generation capacity.

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

Year 2019 vs. Year 2018

The Treasury Business Segment reported a loss of $8.7 million for the year 2019, compared to a loss of $11.6 million for the year 2018. The improvement of $2.8 million, or 24% was primarily associated with an increase in total revenues, mainly from the $1.2 million increase in net interest income, as a result of a positive gap income in an environment characterized by increasing interest rates, as well as a $2.0 million or 17% decrease in operating expenses as a result of the Bank's continued effort and focus on effective cost control management and overall improved structural and operational efficiencies.

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

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2019	2018
	(in $ thousands)
Assets
Cash and due from banks	$1,178,170	$1,745,652
Securities and other financial assets, net	88,794	123,598
Loans	5,892,997	5,778,424
Interest receivable	41,757	41,144
Allowance for loan losses	(99,307)	(100,785)
Unearned interest and deferred fees	(12,114)	(16,525)
Loans, net	5,823,333	5,702,258

Customers’ liabilities under acceptances	115,682	9,696
Derivative financial instruments - assets	11,157	2,688
Equipment and leasehold improvements, net	18,752	6,686
Intangibles, net	1,427	1,633
Investment properties	3,494	0
Other assets	8,857	16,974
Total Assets	$7,249,666	$7,609,185

Liabilities and Equity
Demand deposits	$85,786	$211,381
Time deposits	2,802,550	2,759,441
	2,888,336	2,970,822
Interest payable	5,219	12,154
Total deposits	2,893,555	2,982,976

Securities sold under repurchase agreement	40,530	39,767
Borrowings and debt, net	3,138,310	3,518,446
Interest payable	10,554	13,763

Customers’ liabilities under acceptances	115,682	9,696
Derivative financial instruments - liabilities	14,675	34,043
Allowance for loan commitments and financial guarantees contracts losses	3,044	3,289
Other liabilities	17,149	13,615
Total Liabilities	$6,233,499	$6,615,595

Equity
Common stock	$279,980	$279,980
Treasury stock	(59,669)	(61,076)
Additional paid-in capital in excess of value assigned to common stock	120,362	119,987
Capital reserves	95,210	95,210
Regulatory reserves	136,019	136,019
Retained earnings	446,083	423,050
Other comprehensive income (loss)	(1,818)	420
Total Equity	$1,016,167	$993,590
Total Liabilities and Equity	$7,249,666	$7,609,185

2019 vs. 2018

As of December 31, 2019, total assets amounted to $7,250 million, a 5% decrease compared to $7,609 million as of December 31, 2018, which was mainly attributable to a lower liquidity position in cash and due from banks, partly compensated by the growth of the Bank’s Loan Portfolio, both detailed as follows.

The Bank’s cash and due from banks, most of which consisted of actively managed liquid assets, totaled $1,178 million as of December 31, 2019, compared to $1,746 million as of December 31, 2018, as liquidity balances at the end of 2018 were above historical levels as the Bank scheduled its funding sources in anticipation of a potential temporary decline in its deposit base which ended-up reverting toward year-end 2018.

As of December 31, 2019, the Bank’s Loan Portfolio totaled $5,893 million, compared to $5,778 million as of December 31, 2018. The $115 million, or 2% Loan Portfolio increase as of December 31, 2019, mainly relates to the Bank’s ability to generate new client relationships and to continue to deploy longer tenor transactions with its traditional client base of top quality financial institutions, export corporations and “multilatinas”.

Securities and other financial assets are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost consisting of investments in securities of Latin American issuers, which accounted for only 1% of total assets as of December 31, 2019 and 2018.

As of December 31, 2019, total liabilities amounted to $6,233 million, a $382 million or 6% decrease, compared to $6,616 million as of December 31, 2018, which was mainly attributable to lower funding sources in the form of borrowings and debt, which decreased 11% as of December 31, 2019 compared to December 31, 2018, as the Bank had scheduled toward year-end 2018 more sources of funding in anticipation of a potential temporary decline in its deposit base. Deposit balances totaled $2,888 million as of December 31, 2019, an $82 million or 3% decrease compared to $2,971 million as of December 31, 2018. Deposit balances as a percentage of total liabilities increased to 46% as of December 31, 2019, compared to 45% of total liabilities as of December 31, 2018. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 61% and 71% of total deposits at the end of these periods, respectively.

Total equity increased by 2% to $1,016 million as of December 31, 2019, compared to $$994 million as of December 31, 2018. The increased equity levels during 2019 reflect higher profits totaling $86 million for the year ended December 31, 2019, while the Bank maintained a level of dividends similar to prior years at $1.54 per share. The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings.

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

Internal Rating	12 - month average PD %	External Rating (1)	Description
1 to 4	0.09	Aaa – Ba1	Exposure to clients or countries with payment ability to satisfy their financial commitments.
5 to 6	2.35	Ba2 – B3	Exposure to clients or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.90	Caa1 – Caa3	Exposure to clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the transaction involves certain risks.
8-9	30.67	Ca	Exposure to clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the transaction is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1) External rating in accordance to Moody’s Investors Service.

In order to periodically monitor the quality of the portfolio, clients and countries are reviewed every three to twelve months, depending on the risk rating.

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

If the amount of loss on write-off is greater than the accumulated loss allowance, the difference will be recognized as an additional impairment loss.

The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(in $ millions, except percentages)
Credit-impaired loans	$62	$65	$59
Asset-specific allocation from the allowance for loan losses	54	49	28
Credit-impaired loans as a percentage of Loan Portfolio	1.1%	1.1%	1.1%

As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2019	%	2018	%	2017	%
	(in $ millions, except percentages)
Brazil	$2	100%	$37	89%	$29	87%
Colombia	0	0%	0	0%	0	0%
Mexico	0	0%	0	0%	0	0%
Panama	0	0%	0	0%	0	1%
Paraguay	0	0%	4	11%	0	0%
Uruguay	0	0%	0	0%	4	12%
Total	$2	100%	$42	100%	$33	100%

During the year ended December 31, 2019, the Bank had write-offs against the allowance for loan losses totaling $2 million, representing 0.04% of the average Loan Portfolio in 2019, compared to $42 million, representing 0.75% of the average Loan Portfolio in 2018, and compared to $33 million, or 0.61% of the average Loan Portfolio in 2017, explained by the Bank’s improved credit quality derived from reduced levels of credit-impaired loans, and lower single-ticket size of the loan charged-off in 2019.

In the three-year period ended December 31, 2019, the Bank disbursed $45,161 million in credits and had write-off loans for $77 million, representing 0.17% of credits disbursed.

The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(in $ thousands)
Credit-impaired loans:
Brazil:
Private corporations	$61,845	$61,844	$54,275
Argentina:
Private corporations	0	2,857	0
Panama:
Private corporations	0	0	0
Paraguay:
Private corporations	0	0	4,484
Uruguay:
Private corporations	0	0	0
Total credit-impaired loans	$61,845	$64,701	$58,759

As of December 31, 2019, the Bank had credit-impaired loans of $62 million (or 1.05% of the Loan Portfolio), compared to $65 million (or 1.12% of the Loan Portfolio) as of December 31, 2018 and $59 million (or 1.07% of the Loan Portfolio) as of December 31, 2017. Credit-impaired loans decreased in 2019 mainly due to the net effect of (i) the sale of an exposure which resulted in a $0.5 million collection and a $2.5 million write-off against existing individually allocated reserves. Including principal and accrued interest, total loan write-offs against individually allocated credit allowances amounted to $2 million in 2019. As of December 31, 2019, $62 million in credit-impaired loans were to a single borrower in the Brazilian sugar sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9) with individually assigned allowance for credit losses.

As of the end of each reported period, the Bank did not have, other than those specified above, accruing loans with principal or interest payments contractually past due by 90 days or more.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “6” pursuant to our risk rating. As of December 31, 2019, the exposure of six clients for a total of $91.3 million, or 1.6% of total loans, were classified as potential problem loans under these guidelines, compared to six clients for a total of $53.4 million, or 0.9% of total loans as of December 31, 2018.

Allowance for losses on financial instruments

The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Commercial Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2019	2018	2017	2016	2015
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$100.8	$81.3	$106.0	$90.0	$77.7
Impairment loss	0.9	61.2	8.9	34.7	17.2
Recoveries	0.0	0.0	0.0	0.1	0.7
Loans write-off	(2.4)	(41.7)	(33.6)	(18.8)	(5.7)
Balance at the end of the year	$99.3	$100.8	$81.3	$106.0	$90.0
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$3.3	$6.8	$5.8	$5.4	$9.9
Impairment loss (recovery)	(0.2)	(3.5)	1.0	0.4	(4.4)
Balance at end of the year	$3.1	$3.3	$6.8	$5.8	$5.4
Total credit allowance for losses	$102.4	$104.1	$88.1	$111.8	$95.4

	As of December 31,
	2019	2018	2017	2016	2015
Total credit allowance for losses to total Commercial Portfolio	1.57%	1.65%	1.47%	1.73%	1.33%
Charge-offs to average Loan Portfolio	0.04%	0.75%	0.61%	0.29%	0.08%

The total credit allowance for losses amounted to $102.4 million as of December 31, 2019, representing 1.57% of the total Commercial Portfolio, compared to $104.1 million and 1.65%, respectively, as of December 31, 2018, and $88.1 million and 1.47%, respectively, as of December 31, 2017. The $1.7 million year-over-year decrease in 2019 was mainly related to the sale of an exposure which resulted in a $0.5 million collection and a $2.4 million write-off against existing individually allocated reserves. During the year 2018, the effects of impaired loan restructurings, sale and partial write-offs against existing individually allocated credit allowances were offset by the classification of $65 million loans as credit-impaired, including a $62 million loan to a borrower in the Brazilian sugar sector, which resulted in a year-over-year increase of $15.9 million in total credit allowances for losses in 2018.

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2019		2018		2017		2016		2015
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$13.1	13.2	$12.1	12.0	$5.0	6.1	$7.3	6.9	$14.5	16.1
Brazil	58.8	59.2	57.0	56.5	42.4	52.1	49.1	46.4	10.9	12.1
Chile	0.4	0.4	0.2	0.2	0.6	0.7	1.1	1.1	0.5	0.6
Colombia	2.3	2.3	3.7	3.7	3.5	4.3	6.7	6.3	24.7	27.5
Costa Rica	4.4	4.4	6.4	6.4	1.7	2.1	1.7	1.6	2.9	3.2
Dominican Republic	0.6	0.6	1.4	1.4	1.2	1.5	4.6	4.3	9.0	10.0
Ecuador	5.3	5.3	5.4	5.4	2.7	3.3	2.3	2.2	6.9	7.7
El Salvador	1.9	2.0	2.7	2.6	1.3	1.6	2.5	2.3	3.0	3.3
Guatemala	1.6	1.6	1.6	1.6	3.3	4.1	1.2	1.1	2.6	2.9
Honduras	4.7	4.7	3.4	3.3	6.2	7.6	1.7	1.6	5.1	5.7
Jamaica	1.2	1.2	0.7	0.7	0.5	0.6	0.1	0.1	0.6	0.7
Mexico	0.8	0.8	0.7	0.7	1.2	1.5	6.7	6.3	3.1	3.5
Nicaragua	0.0	0.0	0.0	0.0	2.1	2.6	0.9	0.8	0.7	0.8
Panama	2.7	2.7	3.6	3.6	3.6	4.5	9.8	9.3	1.0	1.1
Paraguay	0.6	0.6	0.9	0.9	4.8	5.9	6.4	6.0	0.9	1.0
Uruguay	0.0	0.0	0.0	0.0	0.0	0.1	2.2	2.1	0.7	0.8
Other (1)	0.9	1.0	1.0	1.0	1.2	1.4	1.7	1.6	2.9	3.0
Total Allowance for loan losses	$99.3	100.0%	$100.8	100.0%	$81.3	100.0%	$106.0	100.0%	$90.0	100.0%

Allowance for loan commitments and financial guarantee contract losses
Argentina	0.0	0.0	$0.1	2.9	$0.1	1.1	$0.0	0.0	$1.0	19.2
Colombia	0.1	3.0	0.1	2.7	5.5	80.8	4.7	82.2	2.8	51.9
Ecuador	1.7	54.6	2.2	68.1	1.1	15.4	0.8	13.2	0.8	15.4
Other (1)	1.2	42.4	0.9	26.3	0.1	2.7	0.3	4.6	0.8	13.5
Total allowance for loan commitments and financial guarantee contract losses	$3.0	100.0%	$3.3	100.0%	$6.8	100.0%	$5.8	100.0%	$5.4	100.0%

	As of December 31,
	2019		2018		2017		2016		2015
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$13.1	12.8	$12.2	11.7	$5.0	5.7	$7.3	6.5	$15.5	16.3
Brazil	59.1	57.7	57.3	55.1	42.4	48.1	49.1	44.0	11.0	11.5
Chile	0.4	0.4	0.2	0.2	0.6	0.7	1.1	1.0	0.5	0.6
Colombia	2.4	2.4	3.8	3.6	9.1	10.3	11.4	10.2	27.5	28.9
Costa Rica	4.9	4.8	6.7	6.5	1.7	1.9	1.7	1.5	2.9	3.0
Dominican Republic	0.6	0.5	1.4	1.4	1.2	1.4	4.7	4.2	9.0	9.4
Ecuador	7.0	6.8	7.7	7.4	3.8	4.3	3.1	2.8	7.7	8.1
El Salvador	2.1	2.0	2.7	2.6	1.3	1.5	2.5	2.2	3.0	3.1
Guatemala	1.8	1.7	1.6	1.6	3.3	3.8	1.2	1.0	2.6	2.7
Honduras	4.7	4.6	3.4	3.2	6.2	7.0	1.7	1.5	5.2	5.4
Jamaica	1.2	1.2	0.7	0.7	0.5	0.6	0.1	0.1	0.6	0.6
Mexico	0.8	0.8	0.8	0.7	1.2	1.4	6.7	6.0	3.3	3.4
Nicaragua	0.0	0.0	0.0	0.0	2.1	2.4	0.9	0.8	0.7	0.8
Panama	2.7	2.6	3.6	3.5	3.7	4.2	9.9	8.9	1.4	1.5
Paraguay	0.7	0.7	0.9	0.8	4.8	5.4	6.4	5.7	0.9	0.9
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	2.2	2.0	0.7	0.8
Other (1)	0.9	1.0	1.1	1.0	1.2	1.3	1.8	1.6	2.9	3.0
Total allowance for credit losses	$102.4	100.0%	$104.1	100.0%	$88.1	100.0%	$111.8	100.0%	$95.4	100.0%

(1)	Other consists of allowances for credit losses allocated to countries in which allowances for losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for loan losses, and loan commitments and financial guarantee contract losses, by type of borrower as of the dates indicated:

	As of December 31,
	2018		2018		2017		2016		2015
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$18.3	17.8	$19.0	18.3	$17.2	19.6	$11.3	10.1	$16.5	17.3
State-owned commercial banks	3.6	3.5	8.7	8.3	3.6	4.1	6.7	6.0	13.6	14.2
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.6	0.0	0.0
State-owned organization	5.5	5.4	6.7	6.4	4.3	4.9	3.9	3.5	10.7	11.2
Private corporations	75.0	73.3	69.7	67.0	63.0	71.4	89.2	79.8	54.6	57.3
Total	$102.4	100.0%	$104.1	100.0%	$88.1	100.0%	$111.8	100.0%	$95.4	100.0

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

Allowance for losses on financial instruments

The allowances for losses on financial instruments are provided for losses derived from the credit extension process. The classification of the Bank’s Credit Portfolio for allowances for credit losses is determined by risk management guidelines and approved by the CPER of the Bank’s Board through statistical modeling, internal risk ratings and estimates. The Bank measures expected credit losses (ECLs) in a way that reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. In order to determine the ECLs the Bank uses Individually and Collectively evaluated methodologies to determine if there is objective evidence of impairment for financial Instruments. The Bank considers the following factors, among others, when measuring significant increase in credit risk:

-	Significant changes in internal indicators of credit risk as a result of a change in credit risk since inception.
-	Significant changes in market indicators of credit risk for a particular financial instrument or similar financial instruments with the same expected life.
-	An actual or expected significant change in the financial instrument’s external credit rating.
-	Existing or forecast adverse changes in business, financial or economic conditions.
-	An actual or expected significant change in the operating results of the borrower.
-	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the borrower.
-	Significant changes in the value of the collateral supporting the obligation.
-	Significant changes, such as reductions, in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECLs model.

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

The allowance for losses on financial instruments is provided for losses derived from the credit extension process inherent in the loan portfolio, investment securities, and loan commitments and financial guarantee contracts using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are made by debiting earnings. Incurred credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	Stage 1: 12-month ECL, which applies to all financial instruments (from initial recognition) as long as there is no significant deterioration in credit quality.

-	Stages 2 and 3: Lifetime ECL, which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a financial asset subsequently becomes credit-impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment (i.e., the gross carrying amount after deducting the impairment allowance). In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate the interest revenue on a gross basis.

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

Impairment losses on financial instruments

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

Judgments for Forward Looking

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition through customer and country rating models which include projections of the inputs under analysis.

Supplementary, for the expected credit loss measurement the results of the alert model can be considered, which are analyzed through a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomics factors. These estimates and assumptions are supported by a base scenario associated to a probability of occurrence of 95%. Other scenarios represent optimistic and pessimistic results. The implementation and interpretation of the outcomes of the alert are based on the expert judgement of management, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

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

For Level 3 instruments, data input is not readily observable in the market. In order to derive fair valuations, data input may reflect assumptions on the pricing and risk inputs.

The entity may develop non observable data input using the best available information in those circumstances.

Level 3 Financial Instrument Valuations

In order to value an instrument, exposure, time and discount curve are required.

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

Recent Accounting Pronouncements

The Bank applied IFRS 16 issued in January 2016 as a replacement of IAS 17 “Leases”, with effective date of initial application on January 1, 2019. As a result, the Bank has changed its accounting policy for lease contracts using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. In transition to IFRS 16, the Bank recognized right-of-use assets for $17.4 million, a decrease in liability loss under the methodology of IAS 17 and a lease liability of $21.0 million, recognizing the difference in retained earnings of $1.9 million. The Bank discounted the lease payments using its internal funding costs at January 1, 2019, resulting in an applied weighted average cost of 4.81%.

For information regarding the Bank’s basis of preparation and changes in significant accounting policies, see Item 18, “Financial Statements,” notes 2 and 3, respectively. Additionally, for information regarding the Bank’s fair value of financial instruments, see Item 18, “Financial Statements,” note 7.

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

The following table shows the Bank’s liquid assets by principal geographic area as of December 31 of each year:

	As of December 31,
	2019	2018	2017
	(in $ millions)
United States of America	$1,132	$1,650	$612
Other O.E.C.D. countries	4	50	0
Multilateral	20	0	0
Latin America	4	6	7
Total	$1,160	$1,706	$619

The Bank’s liquid assets, in the form of cash and cash equivalents, totaled $1,160 million as of December 31, 2019, compared to $1,706 million as of December 31, 2018 as the Bank returned to its historical adequate levels of prudent liquidity management. Liquid assets to total assets ratio amounted to 16% as of December 31, 2019, compared to 22% as of December 31, 2018, while at these same dates, the liquid assets to total deposits ratios were 40% and 57%, respectively. As of December 31, 2019, $1,129 million, or 97%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $1,648 million, or 97%, as of December 31, 2018.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits), which as of December 31, 2019 and 2018 amounted to $86 million and $725 million, respectively; representing 3% and 24% of the Bank’s total deposits, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2019 and 2018, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,485 million and $3,912 million, respectively. As of December 31, 2019 and 2018, it had an average original term to maturity of 189 and 226 days, respectively, and an average remaining term to maturity of 131 days and 118 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,497 million and $1,990 million as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the medium-term assets had an average original term to maturity of three years and three months (1,185 days) and three years and nine months (1,350 days), respectively; and an average remaining term to maturity of two years and eight months (990 days), and one year and ten months (692 days), respectively.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB+	Baa2	BBB
Rating Outlook	Negative	Negative	Negative

Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s Issuer Default Rating (“IDR”) of “BBB+” from Fitch has been unchanged since July 31, 2012, with the most recent confirmation on July 3, 2019. The outlook was revised to negative from stable.

Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on October 29, 2018. The outlook remained negative from Moody’s.

Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent confirmation of the Bank’s credit ratings on March 31, 2020. The outlook remained negative from S&P.

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

	As of December 31,
	2019	2018	2017
	(in percentages)
Deposits	47.7%	45.5%	57.0%
Securities sold under repurchase agreements	0.7	0.6	0.0
Short-term borrowings and debt	26.4	31.0	20.9
Long-term borrowings and debt, net	25.2	22.9	22.1
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued public debt in Mexico and Japan. The Bank has also placed private issuances of debt in the United States and in different markets of Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2019, 65% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state owned banks as of December 31, 2019, 2018 and 2017, was 36 days, 35 days and 83 days, respectively. As of December 31, 2019, deposits from the Bank’s five largest depositors, all except one of which were central and state-owned banks in the Region, represented 49% of the Bank’s total deposits, compared to 49% as of December 31, 2018.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2019	2018	2017
	(in $ millions)
Argentina	$141	$142	$142
Barbados	20	25	0
Bolivia	28	26	0
Brazil	415	379	384
Colombia	41	30	44
Costa Rica	153	133	138
Dominican Republic	62	21	2
Ecuador	590	522	217
El Salvador	50	0	34
France	1	1	4
Germany	165	130	77
Guatemala	0	34	71
Haiti	63	61	60
Honduras	260	128	176
Mexico	2	300	300
Multilateral	103	151	101
Netherlands	5	18	34
Nicaragua	135	190	268
Panama	433	391	437
Paraguay	160	268	337
Spain	1	0	0
Trinidad and Tobago	20	20	70
United States of America	40	1	33
Total	$2,888	$2,971	$2,929

Short-Term Borrowings and Debt, and Repos

The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the financial statements. As of December 31, 2019, the Bank had outstanding Repos for $41 million, compared to outstanding Repos for $40 million as of December 31, 2018 and no outstanding Repos as of December 31, 2017.

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

As of December 31, 2019, short-term borrowings and debt totaled $1,596 million, a 21% decrease compared to $2,021 million as of December 31, 2018, as the Bank relied more on deposits and longer tenor funding transactions. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2019 was 76 days, compared to 146 days as of December 31, 2018.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and Repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2019	2018	2017
	(in $ millions, except percentages)
Short-term borrowings, debt and Repos
Advances from banks and financial institutions	$1,596	$2,021	$1,073
Securities sold under repurchase agreements	41	40	0
Total short-term borrowings, debt and Repos	$1,637	$2,061	$1,073

Maximum amount outstanding at any month-end	$1,637	$2,061	$1,073
Amount outstanding at year-end	$1,637	$2,061	$1,073
Average amount outstanding during the year	$1,117	$1,123	$710
Weighted average interest rate on average amount outstanding	3.44%	2.98%	1.66%
Weighted average interest rate on amount outstanding at year end	2.32%	2.93%	2.16%

Long-term borrowings and debt

Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Japan and Mexico and a private placement in the U.S.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2019, gross long-term borrowings and debt increased 2% to $1,526 million, from $1,501 million as of December 31, 2018, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2019, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was one year and seven months (580 days), compared to two years (735 days) as of December 31, 2018.

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2019	2018	2017
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,526	$1,501	$1,143
Maximum amount outstanding at any month-end	$1,527	$1,501	$2,010
Net average amount outstanding during the year	$1,388	$1,245	$1,478
Weighted average interest rate on average amount outstanding	4.11%	4.09%	3.43%
Weighted average interest rate on amount outstanding at year end	3.56%	4.35%	3.60%

(*) Gross of prepaid commissions of $3.4 million, $3.5 million and $4.2 million as of December 31, 2019, 2018 and 2017, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2019, the Bank has two outstanding syndicated loans:

i)	In August 2018, the Bank increased a syndicated loan previously launched in February 2016 to $175 million, from $156 million, and the maturity of the syndicated loan was extended to August 2021.

ii)	In March 2017, the Bank closed a $193 million syndicated loan with a focus on Asia, which was broadly oversubscribed. The maturity of the syndicated loan was extended up to four years. The lenders on the syndicated loan were a mix of the Bank’s existing lenders and new lenders from Japan, Taiwan, Korea and the U.S.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2019, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2019, the Bank reestablished its short- and long-term notes program (the “Mexico Program”) in the Mexican local market, previously established in 2012, and registered with Mexican National Registry of Securities (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. This new Mexico Program had an effective duration of five years.

As of December 31, 2019, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN5.0 billion (five billion Mexican Pesos) equivalent to $253 million, comprised of a three-year tenor issuance of “certificados bursátiles” in the Mexican capital markets: Bladex19 in the initial principal amount of MXN3.0 billion (three billion Mexican Pesos), issued in August 2019, and reopened in October 2019 for an additional principal amount of MXN2.0 billion (two billion Mexican Pesos).

Euro Medium Term Note Program

The Bank has established a Euro Medium-Term Note Program, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2019, the Bank issued $179 million in new private placements; and as of December 31, 2019, private issuances through its Euro Medium-Term Note Program amounted to $222 million, placed in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond due in May 2020 issued pursuant to Rule 144A/Regulation S with a total principal amount of $350 million as of December 31, 2019.

Tokyo Pro-Bond Program

In October 2015, the Euro Medium-Term Note Program was listed on the Tokyo Stock Exchange under the Tokyo Pro-Bond Market. This market offers the possibility of flexible and timely issuances of bonds to a broad base of Japanese investors. The Bank successfully placed its first public issuance listed on this market on June 9, 2016 in a principal amount of JPY8 billion, equivalent to $73 million, which matured on June 10, 2019, and replaced with a three-year term private issuance for a principal amount of JPY7.4 billion, equivalent to $69 million.

Cost and Maturity Profile

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2019:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$194	2.18%
Due in 31 to 90 days	404	2.28%
Due in 91 to 180 days	50	2.36%
Total	$648	2.26%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$216	3.15%
Due in 31 to 90 days	525	3.17%
Due in 91 to 180 days	25	2.22%
Due in 181 to 365 days	200	2.16%
Total	$966	2.93%

Short-term placements at fixed interest rate
0 to 30 days	$22	0.00%
Total	$22	0.00%

Short-term placements at floating interest rate
Due in 31 to 90 days	$0	0.00%
Total	$0	0.00%
Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$1	6.95%
Due in 31 to 90 days	31	3.33%
Due in 91 to 180 days	1	7.00%
Due in 181 to 365 days	4	6.95%
Due in 1 through 6 years	28	3.43%
Total	$65	3.72%

Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	$50	2.56%
Due in 91 to 180 days	20	2.50%
Due in 181 to 365 days	1	9.06%
Due in 1 through 6 years	587	3.04%
Total	$658	3.00%

Medium and long-term placements at fixed interest rate
Due in 91 to 180 days	$350	3.25%
Due in 181 to 365 days	21	3.33%
Due in 1 through 6 years	132	1.97%
Total	$503	2.92%

Medium and long-term placements at floating interest rate
Due in 91 to 180 days	$0	0.00%
Due in 181 to 365 days	0	0.00%
Due in 1 through 6 years	300	7.55%
Total	$300	7.55%
Grand Total	$3,162	3.24

(*) Gross of prepaid commissions of $3.4 million as of December 31, 2019.

See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The ongoing COVID-19 pandemic and measures intended to prevent its spread could have material adverse effects on the Bank’s business, results of operations, cash flows and financial condition,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

Cash flows

Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2019, 2018 and 2017.

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

For the year ended December 31, 2019, net cash used by operating activities was $92 million, mainly attributable to a net increase of $112 million in loans.

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

For the year ended December 31, 2019, net cash provided by investing activities was $31 million, primarily as a result of the $28 million in net proceeds from maturities of securities at amortized cost, along with $22 million in net proceeds from the sale and redemption of securities at fair value through OCI, which was partially offset by the $18 million cash used in the purchases of securities at amortized cost.

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

For the year ended December 31, 2019, the net cash used in financing activities was $485 million, which was primarily the result of a $429 million net decrease in short-term borrowings and debt, along with the repayments of $369 million in long-term borrowings and debt, and $62 million paid as cash dividends, partially offset by the $372 million in proceeds from long-term borrowings and debt.

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

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2019. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$1,155	$1,155	$0	$0	$0	$0	$0
Investment Portfolio (1)	80	10	5	6	5	53	0
Loans(1)	5,893	1,788	2,243	1,096	548	217	0
Total interest-earning assets	7,128	2,953	2,248	1,103	553	270	0
Non-interest earning assets, allowance for credit losses and other asset	122	0	0	0	0	0	122
Total assets	$7,250	$2,953	$2,248	$1,103	$553	$270	$122

Interest-bearing liabilities
Deposits	$2,888	$1,796	$775	$197	$120	$0	$0
Securities sold under repurchase agreements	41	0	41	0	0	0	0
Borrowings and debt (2)	3,138	1,885	650	401	25	157	20
Total interest-bearing liabilities	6,067	3,680	1,465	599	146	157	20
Non-interest-bearing liabilities and other liabilities	167	0	0	0	0	0	167
Total liabilities	6,234	3,680	1,465	599	146	157	187
Total Stockholders’ equity	1,016	0	0	0	0	0	1,016
Total liabilities and stockholders’ equity	$7,250	$3,680	$1,465	$599	$146	$157	$1,203
Interest rate sensitivity gap	-	(727)	783	504	407	113	(1,081)
Cumulative interest rate sensitivity gap	-	(727)	56	560	968	1,081	0
Cumulative gap as a % of total interest-earning assets	-	-10%	1%	8%	14%	15%	0%

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

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity

The following table presents information regarding the Bank’s capital position as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(59,669)	(61,076)	(63,248)
Additional paid-in capital in excess of value assigned to common stock	120,362	119,987	119,941
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	136,019	129,254
Retained earnings	446,083	423,050	479,712
Other comprehensive income (loss)	(1,818)	420	1,963
Total equity	$1,016,167	$993,590	$1,042,812

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2019, total equity increased to $1,016 million, compared to $994 million as of December 31, 2018 and $1,043 million as of December 31, 2017. Total equity increased $23 million, or 2%, during the year ended December 31, 2019, primarily due to greater profits totaling $86 million in 2019, while the Bank maintained a level of dividends similar to prior years at $1.54 per share, denoting a strong dividend pay-out ratio during 2019.

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

As of December 31, 2019 and 2018, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency was $136.0 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2019, the capital ratio of total equity to total assets was 14.0%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 19.8%, compared to 13.1% and 18.1%, respectively, as of December 31, 2018. The 2019 leverage ratio was 7.1x compared to 7.7x in 2018.

As of December 31, 2019, the Bank’s total capital to risk-weighted asset ratio, calculated according to the guidelines of the Banking Law, was 17.3%, compared to 17.1% as of December 31, 2018.

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.

C.       Research and Development, Patents and Licenses, etc.

Not applicable.

D.       Trend Information

The following are the most important trends, uncertainties and events that the Bank’s management believes are likely to materially affect the Bank or that could cause the financial information disclosed herein not to be indicative of the Bank’s future operating results or financial condition.

COVID-19:

•	During the first quarter of 2020 the COVID-19 pandemic has impacted a number of countries with increasing severity, including many countries in the Region. In March 2020, the World Health Organization declared COVID-19 a global pandemic. The outbreak has reached more than 160 countries and has led governments and other authorities around the world, including federal, state and local authorities in the Region, to impose strict measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines and shelter-in-place orders. The COVID-19 pandemic represents a severe threat to global and Regional growth. The negative effect on growth is expected to be seen both in demand and supply channels. On the one hand, quarantine measures, illness, and negative consumer and business sentiment will suppress demand. At the same time, the closure of some factories and disruption to supply chains have, and will continue to, create supply bottlenecks. The continuing spread of the novel coronavirus will have dramatic economic and financial market implications, and the economic impact of the pandemic is likely to vary due to regional and country-specific characteristics. As the COVID-19 pandemic spreads throughout Latin America, the Region will continue to face severe health, social, economic and financial challenges for a significant period of time, the duration of which cannot be predicted with accuracy at the present time. These challenges will have a materially damaging impact on the Region in the short and medium term, and perhaps longer. As the Region sinks into what is likely to be a deep recession, attention is turning to the scope for and possible effectiveness of fiscal stimulus measures, as well as to the long-term impact of such stimulus on public finances. In this environment characterized by fiscal limitations, very weak domestic demand and flagging local currencies, there are questions around monetary policy and the potential for central banks to cut rates to support growth. Central banks may again find policy initially complicated by currency depreciation. Even so, we do expect several central banks in the region to act to cut rates, with the caveat that real rates are already very low after last year's easing cycle and that the capacity of monetary policy to support growth in the absence of demand will be limited.

•	Furthermore, the borrowers to which the Bank lends operate a wide range of businesses and are active in numerous economic sectors, many of which are facing, and will continue to face, significant challenges and negative impacts as a result of the COVID-19 outbreak. These impacts may include, among others, reduced business volumes, temporary closures of the Bank’s borrowers’ facilities, insufficient liquidity, delayed or defaulted payments from the Bank’s borrowers’ own customers, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control.

•	We do believe, moreover, that risks are weighted to the downside. Depending on the success or failure of governments in containing the COVID-19 pandemic (and related market panic), the economic impact on the Region could be much greater than we currently expect, and the Region could be facing another year of recession.

•	The Bank has been carefully monitoring the COVID-19 pandemic and its impact on its business. Starting in March, the COVID-19 pandemic and measures to prevent its spread began to affect the Bank’s business in a number of ways, including the following. While the duration of the COVID-19 pandemic cannot be foreseen, many of these effects, as well as others that cannot currently be predicted, may continue to affect the Bank’s business and operations for the medium- and perhaps the long-term.

o	As soon as the effects of COVID-19 pandemic started to unfold, Bladex was able to significantly increase its cash position, continuously maintaining levels well above regulatory liquidity requirements based on Basel III standards. The Bank’s capacity to maintain a strong liquidity position is attributable to its historically diversified and stable funding sources that include many longstanding relationships with correspondent banks and investors across the globe, as well as deposits from Latin American central banks, which are also the Bank’s Class A shareholders. The Bank intends to maintain this additional liquidity pool, as long as it is required to sustain the Bank’s resiliency in an environment of market volatility and high preference for liquidity from all economic agents. Signals such as the gradual opening of economies and the progressive reopening of the debt capital markets will likely indicate that a more flexible liquidity management approach may be adopted. In the meantime, the Bank’s priority is to ensure that it maintains a robust liquidity pool to satisfy the requirements of its different stakeholders.
o	Since mid-March 2020, the Bank established strict credit underwriting criteria, with a focus on serving its strategic customer base, in client segments and industries that the Bank believes are better suited to face the effects of the COVID-19 pandemic. This has resulted in a reduction of the loan portfolio, as the Bank has been able to collect on scheduled maturities and then lend on a selective basis. Given the short-term nature of the Bank’s business, coupled with the high quality of its client base, including 55% of the Commercial Portfolio as of March 31, 2020, placed with top-tier financial institutions across the Region, the Bank has the possibility of managing the size of its portfolio as it sees fit, giving it flexibility to respond to the current uncertain business environment.

o	The Bank expects that global recession, driven by the effects of the COVID-19 pandemic, will translate into asset quality deterioration for banks globally. As a result, the Bank has implemented a continuous review process of its entire portfolio on a name by name basis, classifying countries and sectors by risk categories. Sectors identified as high risk include airlines, oil and gas upstream and supply chain, sugar, retail and automotive industry, and represent a total of approximately 12% of the total portfolio as of March 31, 2020. None of these sectors individually represented more than 3% of the Bank’s portfolio. Furthermore, as of the date of this annual report, the Bank has been able to collect the vast majority of loan maturities so asset quality remains sound, although it is too early to assess the full extent of the potential impact going forward.
o	Since mid-March 2020, the Bank has experienced an increase in credit spreads for new funding, in line with trends being seen across the market. Having said this, the very gradual but progressive reopening of the debt capital markets has also resulted in a stabilization of the aforesaid costs. In a normal environment, the short-term nature of the Bank’s trade finance business allows a relatively smooth translation into the asset book. However, the current situation of restricted credit appetite to engage in new transactions and the strategic preference to maintain high levels of liquid assets could result in a slower transition of this incremental costs into the loan book and consequently the increase in costs could have an initial impact on the Bank’s interest margin.

•	The Bank has taken considerable measures to mitigate risk for its employees and business operations such as:

o	Activation of the Bank’s Business Continuity Plan since March 13, 2020. As a result, the Bank has been able to continue the ongoing business remotely and to continue processing transactions without material operational or technological disruption. All the Bank’s staff, a total of 177 employees, has been operating remotely from their homes, in six different countries, and the Bank’s day-to-day operations have been running without interruption. In relation to human capital, supervisors with the support from the human resources team maintain a constant follow-up with the Bank’s employees to ensure that they are in good physical and mental health as well as to ensure that productivity remains at normal levels and work schedules are met.

o	The Bank has implemented specific cyber-security measures and controls, supported by tools to protect the main points of attack, namely email and end points (laptops). These tools include (i) email protection tools on all mail flows (incoming and outgoing), which identify and protect against phishing, malware and even a zero day attack (zero days); (ii) End-Point Protection, a next generation antivirus software, that allows the detection of threats based on behavior, as well as modules for automatic incident detection and response; and (iii) encrypted and secure communication to access the Bank’s resources through a virtual private network (VPN) platform used to access the Bank's resources (applications, shared folders). All measures are accompanied by continuous monitoring by the Bank’s information security and technology personnel, as well as by the outsourced SOC (security operation center).
o	The Bank has implemented constant and effective digital communications, both internally and externally with clients, correspondent banks and other stakeholders. As a result, the Bank has not experienced a significant impact on its business resulting from mobility and travel restrictions.
o	The Bank arranged a virtual 2020 Annual Meeting of Shareholders for the first time, which management believed was in the best interests of the Bank’s shareholders and employees, in light of the latest information and advice regarding travel and mobility.

Other Trend Information:

•	We believe that increasing borrowing costs as a result of the COVID-19 pandemic will expose financial vulnerabilities that have accumulated over years of low interest rates. While the sharp fall in the oil price is expected to benefit the oil importing countries in the Region, it is expected to dampen investment and economic activity in countries that are heavily dependent on oil exports.
•	The Bank’s results may be affected by changes in global economic conditions, including the global recession and the shock related to COVID-19, the fall in the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business.
•	We expect South America to face lower export revenues, both from the drop in commodity prices and a reduction in export volumes, especially to China, Europe and the United States which are important trade partners. The sharp decline in oil prices will hit the oil exporters especially. The tightening of financial conditions will affect negatively the large and financially integrated economies and those with underlying vulnerabilities. COVID-19 containment measures in several countries will reduce economic activity in the service and manufacturing sectors for at least the next quarter, with a rebound expected once the pandemic is contained.
•	In Central America and Mexico, a slowdown in the United States is expected to lead to a reduction in trade, foreign direct investment, tourism flows, and remittances. Key agricultural exports (coffee, sugar and bananas) as well as trade flows through the Panama Canal could also be adversely affected by lower global demand. Local COVID-19 outbreaks will strain economic activity in the next quarters and aggravate already uncertain business conditions (especially in Mexico).
•	In the Caribbean, lower tourism demand due to travel restrictions and “the fear factor”—even after the COVID-19 outbreak recedes—are expected to weigh heavily on economic activity. Commodity exporters are also expected to be strongly impacted and a reduction in remittances is likely to add to the economic strain.

•	As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have a material adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations.
•	Changes in risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•	A prolonged downturn in global debt capital markets stemming from COVID-19-related market volatility, credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding. Furthermore, de-risking by global banks may reduce lender access to cross border payment processing, and to lower fund inflows into the Region.

Year 2019

Bladex’s profit for the year 2019 totaled $86.1 million, or $2.17 per share, compared to $11.1 million, or $0.28 per share for 2018. This increase in profits was mainly driven by: (i) substantially lower impairment losses of $0.4 million in 2019, compared to $57.5 million in 2018, which was due to the Bank’s improved risk profile as a result of higher quality loan originations, the timely collection of scheduled maturities of its watch-list exposures, and no new credits classified as credit-impaired loans since the third quarter of 2018, (ii) steady top line total revenues resulting in a $1.5 million or 1% decline, as the Bank was able to maintain relatively stable financial margins and average Commercial Portfolio volumes, mainly resulting from the shifting of its credit underwriting toward lower risk countries and (iii) an $8.2 million or 17% decrease in operating expenses as a result of the Bank's continued efforts and focus on effective cost control management and overall improved structural and operational efficiencies, leading to an improved efficiency ratio of 32% in 2019 from 38% in 2018.

For the year ended December 31, 2019, the Bank’s net interest income totaled $109.5 million, compared to $109.7 million during the year ended December 31, 2018. The $0.2 million, or 0.2% decrease in net interest income during 2019 was impacted by lower average lending volumes and decreased average liability deposit balances, impacting overall funding costs, which were partially offset by the net positive effect of increasing LIBOR-based market rates during 2019 which remained high through the first half of 2019, resulting in a 3 basis point increase in NIM from 1.71% in 2018 to 1.74% in 2019. Due to the short-term nature of its loan portfolio, the Bank maintains a narrow interest rate gap structure and is able to pass along LIBOR-based market rates increases in its funding to its asset base.

During the year ended December 31, 2019, fees and commissions totaled $15.6 million, compared to $17.2 million for the year ended December 31, 2018. The $1.5 million, or 9%, decrease resulted from the net effect of: a 12% decrease in fees from letters of credit on lower letters of credit revenues, which were partially offset by a 14% year-on-year increase in syndication fees. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close six transactions during 2019, for a total principal amount of $1.3 billion, compared to seven transactions during 2018, for a total principal amount of $847 million. Other commissions, net, which are mostly comprised from the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a 65% decrease in 2019 compared to 2018.

ROAE stood at 8.6% for 2019, compared to 1.1% for 2018, as a result of greater profits for 2019. As of December 31, 2019, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines was 19.8%, compared to 18.1% as of December 31, 2018. The 2019 leverage ratio was 7.1x compared to 7.7x in 2018.

The Bank’s 2019 efficiency ratio reached 32%, compared to 38% for the year 2018, as the Bank reported lower revenues and operating expenses decreased by 17% in 2019, which was mainly attributable to a 14% decrease in employee-related expenses resulting from the Bank’s personnel restructuring in 2018, together with other cost savings, such as the adoption of a new accounting standard IFRS 16 in 2019 and the absence of one-time charges recorded in 2018. The Bank’s operating expenses to average assets ratio was 64 basis points in 2019, compared to 76 basis points in 2018.

The weighted average funding cost for the year ended December 31, 2019 was 3.10%, compared to 2.76% for the year ended December 31, 2018, an increase of 34 basis points, mainly reflecting higher LIBOR-based market rates, which was partly offset by lower funding spreads.

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

As of December 31, 2019, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2019	2018	2017
	(in $ thousands)
Documentary letters of credit	$169,320	$218,988	$273,449
Stand-by letters of credit and guarantees – Commercial risk	255,481	179,756	168,976
Total off-balance sheet arrangements	$424,801	$398,744	442,425
Credit commitments	68,571	103,143	45,578
Total loan commitments and financial guarantee contracts	$493,372	$501,887	$488,003

Fees and commission income from off-balance sheet arrangements amounted to $11 million for the year ended December 31, 2019, compared to $13 million and $11 million for the years ended December 31, 2018, and 2017, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2019, total allowance for loan commitments and financial guarantee contracts losses amounted to $3 million, nearly unchanged compared to $3 million as of December 31, 2018 and compared to $7 million as of December 31, 2017.

F.       Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2019.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$2,888	$2,888	$0	$0	$0
Repos	41	41	0	0	0
Short-term borrowings and debt	1,596	1,596	0	0	0
Long-term borrowings and debt (1)	1,526	479	925	122	0
Accrued interest payable	16	16	0	0	0
Future contractual interest payable, not yet accrued (2)	104	22	62	20	0
Leasehold obligations	20	1	3	3	13
Total contractual obligations	$6,191	$5,043	$990	$145	$13

(1)	Gross of prepaid commissions of $3.4 million as of December 31, 2019. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2019 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (4)	$285	$285	$0	$0	$0
Stand-by letters of credit	204	194	10	0	0
Guarantees	51	51	0	0	0
Other commercial commitments	69	10	9	50	0
Total Commercial Commitments	$609	$540	$19	$50	$0

(3)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $115.7 million as of December 31, 2019.

The covenants included in some of the Bank’s liabilities contracts are standard market covenants. Bladex has been and expects to continue to be in compliance with regard to these covenants.

Item 6.	Directors, Executive Officers and Employees

A.       Directors and Executive Officers

Directors

The following table and biographies set forth certain information concerning the Directors of the Bank as of March 31, 2020, including information with respect to each Director’s current position with the Bank and other institutions, class of shares which such Director represents, country of citizenship, the year that each Director’s term expires, and age.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos de Nóbrega Pecego Chief Executive Officer Banco Patagonia, Argentina	Brazil	Director	2022	2010	56
José Alberto Garzón Gaitán Legal Vice President and General Secretary Banco de Comercio Exterior de Colombia	Colombia	Director	2020	2017	49
Javier González Fraga Chairman Banco de la Nación Argentina	Argentina	Director	2020	2017	71

CLASS E
Ricardo Manuel Arango Senior Partner Arias, Fábrega & Fábrega, Panama	Panama	Director	2022	2016	59
Herminio A. Blanco President IQOM, Mexico	Mexico	Director	2022	2004	69
Mario Covo Founding Partner DanaMar LLC, United States	United States	Director	2020	1999	62
Miguel Heras Castro Managing Director Inversiones Bahia Ltd., Panama	Panama	Chairman of the Board	2021	2015	51
Roland Holst Board Member Sudameris Bank, Paraguay	Paraguay	Director	2022	2017	50

ALL CLASSES OF COMMON STOCK (1)
Isela Costantini Chief Executive Officer Grupo ST, Argentina	Argentina	Director	2021	2019	48
Alexandra M. Aguirre Partner Morrison & Foerster LLP, United States	United States	Director	2021	2020	43

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has also served as Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, Director of Banco Patagonia Uruguay since 2011 and Director of ABA, Asociación de Bancos de la Argentina since 2018. Mr. Pecego was President of Grupo Brasil from 2015 to 2017 and Director of Visa Argentina, from 2012 to 2017 and Director of ADEBA, Asociación de Bancos Argentinos from 2014 to 2018. Mr. Pecego was also Vice President of Banco Patagonia, Argentina, from 2011 to 2014. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Manager of the main agencies in the State of São Paulo, Commercial Superintendent in the South Region of Brasil, Executive Manager responsible for Projects and Corporate Financing and Regional General Director – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, a postgraduate degree in Business Management from Instituto São Luiz, São Paulo, an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro, (PUC). Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

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

Javier González Fraga has served as a Director of the Board since 2017. Mr. González Fraga served as the Chairman of Banco de la Nación Argentina from 2017 to 2019. He was a candidate for Vice President of Argentina in 2011. Mr. González Fraga served as Chairman of the Central Bank of Argentina on two occasions between 1989 and 1991, and as Vice President of the Buenos Aires Stock Exchange from 1994 to 1999. Mr. González Fraga was a Director of the Argentine Institute of Capital Markets from 1992 to 1999 and a member of the Board of Public Companies in Argentina in 1987. In 1998, Mr. González Fraga was recognized by Konex as Best SMES Entrepreneur of the Decade, in his capacity as Founder of the dairy company La Salamandra S.A., Argentina. He was a Professor at UCA Pontificia Universidad Católica Argentina from 1973 to 2000. Mr. González Fraga holds a Bachelor’s degree in Economics from UCA and is a Ph.D. candidate, having various papers and books published. Mr. González Fraga’s business background and financial expertise qualify him to serve on the Board.

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

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs. In January 2019 Dr. Blanco and his partners established IQOM Strategic Advisors in Washington D.C. to represent the interests of the Mexican private sector in the U.S. and to provide strategic intelligence, analysis and lobbying of the U.S. Congress and the Federal government. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the North American Free Trade Agreement (“NAFTA”). Dr. Blanco has been a member of the board of directors for CYDSA since 2004 and of Fibra Uno since 2011, and he is chairman of Arcelor-Mittal Mexico. He has also been a member of the Trilateral Commission since 2001 and of Science and Technology in Society in Kyoto, Japan. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations and Chief Negotiator of NAFTA from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, with the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003 and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, Moterrey Tech, a Ph.D. in economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is a Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013, and of Larch Lane Partners, an investment advisory firm established in 2019. He was a Founding Partner of Helios Advisors in 2003, a Founding Partner of Finaccess International, Inc. in 2000 and a Founding Partner of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Miguel Heras Castro has served as a Director of the Board since 2015 and was elected Chairman of the Board as of July 16, 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently leads the private equity and venture capital team of the group. Mr. Heras currently serves on the boards of Cable Onda, Gas Natural Atlántico, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America, Vice President of the Board of the Panama Food Bank Foundation and was a Director of the Biodiversity Museum. His knowledge and experience in the banking industry consolidated while he served as member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General in one of the largest banks in Central America. In addition, Mr. Heras was also a member of the Board of Directors of Amnet Telecommunications Holdings, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

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

Isela Costantini was appointed Director of the Board on July 16, 2019. Ms. Costantini is currently the Chief Executive Officer of GST Financial Services in Argentina. She is a member of the board of San Miguel S.A. and Aracar Group since 2019, IRSA S.A. since 2017, and the Food Bank of Argentina since 2015. In addition, she is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento) since 2017 and executive board member of Novae since 2019. She has previously served as President and Chief Executive Officer of Aerolíneas Argentinas in 2016 and held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay from 2012 to 2015. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Her professional expertise in restructuring, marketing and communications, and experience as board member and leadership roles in different entities, qualify her to serve on the Board.

Alexandra M. Aguirre was appointed Director of the Board on February 7, 2020. Ms. Aguirre is a partner at Morrison & Foerster, LLP. Previously, Ms. Aguirre was a shareholder at Greenberg Traurig LLP. Ms. Aguirre has been acting as Secretary and General Counsel and Vice-Chair of the Governance and Nominations Committee of Pan American Development Foundation and Director of Fundación Uno since 2015, member of the Presidential Advisory Council (PAC) of INCAE Business School since 2019. She is also a board member of the Women Lawyer’s Interest of the International Bar Association since 2019 and Commissioner of Latina Commission of the Hispanic Bar Association since 2018. Ms. Aguirre holds a Bachelor’s Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre has been listed for the awards of “40 under 40” (The M&A Advisor 2015) and the Florida Super Lawyers, Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, Corporate Category (Daily Business Review 2012) and recipient of M&A Deal of the Year Award (Latin Lawyers Magazine 2008). Ms. Aguirre is admitted to practice law in Florida, District of Columbia and New York. Her professional expertise in corporate finance law, corporate governance and cross-border financing transactions in Latin America and United States and her experience as board member in different entities, qualify her to serve on the Board.

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

Executive Officers

The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas (*)	Chief Executive Officer	Spain	49
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	48
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	44
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	53
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	55
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	43
Jorge Luis Real	Executive Vice President Chief Legal Officer and Corporate Secretary	Panama	47
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	46

Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as President and Chief Executive Officer of Banesco USA, in Coral Gables Florida for 5 years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a Master in Public Policy and an MBA both from the University of Chicago.

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

Alejandro Jaramillo was appointed Executive Vice President, Chief Commercial Officer of the Bank on May 1, 2017. Mr. Jaramillo joined the Bank in 2012, working in the Bank’s Treasury department as the Head of Funding. In 2013, he became the Head of Loan Structuring & Distribution, spearheading the growth and development of the Bank’s Loan Syndication business. Prior to joining the Bank, Mr. Jaramillo worked for nine years at BNP Paribas, both in New York and in Bogota, Colombia. At BNP Paribas, he contributed to the development of the bank´s Commodity Structured Finance business in Latin America, and he was a Director in the Bank´s Corporate & Investment Banking unit. Before that, he worked at Standard Chartered Bank as a credit analyst in their Bogota, Colombia office, as well as in the Global Commodity Finance unit in New York. Mr. Jaramillo has a Bachelor´s degree in Industrial Engineering from Universidad de los Andes - Bogota, Colombia, and an MBA from Columbia University in New York.

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Mrs. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed Panama´s Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (U.S.).

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

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities related to the Bank’s risk management since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni has served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech programme by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.

Jorge Luis Real serves as Executive Vice President, Legal and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is a Florida International Banker’s Association (FIBA) Anti-Money Laundering certified associate (AMLCA), certified by the Florida International University.

Jorge Córdoba joined the Bank as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director of Internal Audit LATAM for Credit Andorra Financial Group from 2013 to 2017, where he supervised from Panama the internal audit of the Group business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami, U.S.A. Between the years 2002 and 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a FIBA Anti-Money Laundering Certified Associate (AMLCA) by Florida International University, earned a COSO Internal Control Certificate from the Institute of Internal Auditor, is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology, Ontario, Canada.

B.       Compensation

Compensation of Executive Officers and Directors

The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee recommended to the Board that the discussion be included in the proxy statement for the Annual Shareholders’ Meeting to be held April 29, 2020 (commonly referred to as the “say on pay” proposal).

Compensation Consultant

The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2019, the Compensation Committee did not retain or obtain the advice of any compensation consultant.

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

During the fiscal year ended December 31, 2019, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,005,000.

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

On February 6, 2019, the Bank granted to current executive officers 23,743 restricted stock units corresponding to 2018 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 6, 2020, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2019, the compensation cost charged against the Bank’s 2019 income in connection with these restricted stock units was $174,556. The total remaining compensation cost of $180,444 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2019, the Bank charged to salaries expense $82,050 with respect to the contribution plan.

2019 Chief Executive Officer Compensation

The compensation of the Bank’s Chief Executive Officer for 2019 included an annual base salary of $350,000, and a performance-based cash bonus of $550,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $20,860. The Chief Executive Officer is eligible to receive a severance payment of $350,000 upon his departure.

Results of the 2019 Advisory Vote on Compensation of Executive Officers

At the Bank’s annual meeting of shareholders held on April 17, 2019, the Bank’s shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2018 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (95.39%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm the Bank’s shareholders’ support for its approach to executive compensation, and therefore did not change its approach in fiscal year 2019. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of the Compensation Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Compliance and Anti-Money Laundering Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000, and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2019 to the Directors of the Bank as a group for their services as Directors was $864,875.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2019, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2019, the total cost for these restricted shares amounted to $1,292,760, of which $569,941 was registered during 2019, and the remaining compensation cost of $722,819 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2019, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 320,105 Class E shares, representing approximately 1.0% (based on 31,077,662 Class E shares outstanding as of December 31, 2019) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2019 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s current executive officers eligible to receive restricted stock units as of December 31, 2019. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2019 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2019 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units (3)
Erica Lijtztain	1,008	2,262	3,270	*	5,779
Alejandro Jaramillo	2,074	2,744	4,818	*	6,657
Ana Graciela de Méndez	756	1,592	2,348	*	4,020
Eduardo Vivone	933	2,053	2,986	*	5,275
Alejandro Tizzoni	4,919	2,012	6,931	*	5,735
Jorge Luis Real	458	792	1,250	*	1,920
Jorge Córdoba	0	334	334	*	1,003
Total	10,148	11,789	21,937		30,389

* Less than one percent of the outstanding Class E shares.

(1) Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.

(2) Includes vested traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2019.

(3) Includes unvested restricted stock units granted to executive officers on February 6, 2019, February 6, 2018 and June 14, 2017, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary, except for the 2017 grant. The 2017 grant will vest 25% on June 14, 2017, followed by 25% on each anniversary of the first vesting date. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2019, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2019:

Name	Number of Shares Owned as of December 31, 2019 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2019 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Ricardo Manuel Arango	10,200	0	10,200	*	11,700
Herminio A. Blanco	68,560	0	68,560	*	11,700
Mario Covo	53,427	0	53,427	*	11,700
José Alberto Garzón	6,300	0	6,300	*	11,700
Javier González Fraga	6,300	0	6,300	*	11,700
Miguel Heras Castro	58,300	0	58,300	*	11,700
Roland Holst	13,950	0	13,950	*	9,900
João Carlos de Nóbrega Pecego(4)	6,300	0	6,300	*	11,700
Gonzalo Menéndez Duque+	69,831	0	69,831	*	17,550
Total	293,168	0	293,168		109,350

*      Less than one percent of the outstanding Class E shares.

(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 17, 2019; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego’s entitlement under the Bank’s 2008 and 2015 Plans were assigned by Mr. Pecego to Banco do Brasil.
+	Mr. Gonzalo Menéndez Duque was awarded 9,000 shares on April 17, 2019. Mr. Menéndez Duque passed away on June 29, 2019.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 28.

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

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Mr. N. Gabriel Tolchinsky served as Chief Executive Officer from April 30, 2018 to March 9, 2020 and was succeeded by Mr. Jorge Salas as of March 9, 2020. Mr. Gonzalo Menéndez Duque served as Chairman of the Board from 1995 to 1998 and from 2002 until June 29, 2019 when he passed away and was succeeded by Mr. Miguel Heras Castro, as Chairman of the Board, and by Ms. Alexandra M. Aguirre, as Director representing all classes of share, for the reminder of the term set to expire in April 2021.

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

Meetings of the Board and Committees

During the fiscal year ended December 31, 2019, the Board held six meetings. Directors attended an average of 91% of the total number of Board meetings held during the fiscal year ended December 31, 2019.

The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2019:

Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti-Money Laundering	Compensation
Ricardo Manuel Arango		Member	Member	Chairman
Herminio A. Blanco	Chairman	Member
Isela Costantini	Member	Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member				Member
Javier González Fraga	Member				Member
Miguel Heras Castro		Chairman	Member	Member
Roland Holst		Member	Member
João Carlos de Nóbrega Pecego			Member		Chairman

Number of Committee Meetings Held in 2019	6	8	5	7	5

Audit Committee

The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Ms. Isela Costantini, Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee’s financial expert is Mr. Javier González Fraga, who replaced Mr. Menendez Duque in such capacity after his passing on June 29, 2019.

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

The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2019, the Committee met six times.

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

The Audit Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2019.

The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Mr. Ricardo Manuel Arango, Mr. Herminio A. Blanco, Mr. Mario Covo, Ms. Isela Costantini and Mr. Roland Holst.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, technological, and information security (including cybersecurity) risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

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

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2019, the Risk Policy and Assessment Committee held eight meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2019, the Committee held five meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

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

Compliance includes all the laws and regulations that are applicable to the Bank and are related to Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), the Foreign Accounts Tax Compliance Act (FATCA), the OECD’s Common Reporting Standards (CRS), and the Foreign Corrupt Practices Act (FCPA).

The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2019, the Compliance and Anti-Money Laundering Committee held seven meetings.

The Compliance and Anti-Money Laundering Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Compensation Committee

The Compensation Committee is a standing committee of the Board. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Mr. José Alberto Garzón and Mr. Javier González Fraga.

The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011, as amended by Rule No. 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2019, the Compensation Committee held five meetings.

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

The Compensation Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

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

The Bank has included the information regarding its Corporate Governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/corporate-governance.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.

c/o Mr. Miguel Heras Castro

Director and Chairman of the Board of Directors

Torre V, Business Park

Avenida La Rotonda, Urbanización Costa del Este

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

D.       Employees

The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2019	2018	2017
Bladex Head Office in Panama	152	140	148
New York Agency	5	5	5
Representative Office in Argentina	4	4	7
Representative Office in Brazil	6	6	12
Representative Office in Mexico	4	6	10
Representative Office in Colombia	4	4	5
Representative Office in Peru	0	2	6
Total Number of Permanent Employees	175	167	193

E.       Share Ownership

See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

As of December 31, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 12.4% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2019.

	As of December 31, 2019
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.6
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.4

	As of December 31, 2019
	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class A Common Stock	6,342,189	100.0	16.0

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	40.5	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	13.6	0.7
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	6.7	0.4
Sub-total shares of Class B Common Stock	1,327,579	60.8	3.3
Total Shares of Class B Common Stock	2,182,426	100.0	5.5

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, L.P. (1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	4,916,428	15.8	12.4
Paradice Investment Management, LLC (2) 257 Fillmore Street, Suite 200 Denver, Colorado 80206 United States	2,381,058	7.7	6.0
Principal Global Investors, LLC (3) 711 High Street Des Moines, Iowa 50392 United States	2,306,400	7.4	5.8
Sub-total shares of Class E Common Stock	9,603,886	30.9	24.2
Total Shares of Class E Common Stock	31,077,662	100.0	78.5

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,602,277		100.0

(1)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 7, 2020.
(2)	Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated February 7, 2020.
(3)	Source: Shareholder Identification Report performed by Ipreo, a service provider of Bladex.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2019	December 31, 2018	December 31, 2017
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,182,426	2,245,227	2,408,806
Class E Common Shares	31,077,662	30,951,135	30,677,840
Class F Common Shares	0	0	0
Total Common Shares	39,602,277	39,538,551	39,428,835

The number of the Bank’s Class A common shares outstanding as of December 31, 2019 did not change from December 31, 2018. Class B common shares decreased by 62.8 thousand shares during the same period, due to the conversions of Class B into Class E common shares. During the year ended December 31, 2019, Class E common shares outstanding increased by 126.5 thousand shares, mostly as a result of the Class B conversions into Class E common shares and restricted stock units granted to the Bank’s Directors.

As of December 31, 2019, there were a total of 54 holders of record of our Class E shares, of which 16 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 95% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2019.

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

As of December 31, 2019, and 2018, the Bank had credit transactions in the normal course of business with 11% and 17%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2019, and 2018, approximately 11% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to two entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i) Banco General S.A. – Costa Rica and Panama, of which the Bank’s director, Ricardo Manuel Arango, is also a director of its parent company. Two outstanding loans were made to Banco General S.A. – Costa Rica, disbursed on April 30, 2018 and December 19, 2019, together with a total outstanding amount of $19 million as of December 31, 2019. The largest amount outstanding during 2019 was $50 million. The outstanding loans had a weighted average interest rate of 3.15%.

ii) Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. Five loans were made to Sudameris Bank SAECA on September 25, October 8 and 16, and December 23 and 27, of 2019, with a total outstanding amount of $30 million as of December 31, 2019, which was the largest amount outstanding during 2019. The outstanding loans had a weighted average interest rate of 2.52%.

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

For more information regarding the Bank’s related party transactions, see Item 18, “Financial Statements,” note 28.

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

On April 15, 2020, the Board declared a quarterly cash dividend of $0.25 per common share corresponding to the first quarter of 2020. The dividend for the first quarter of 2020 decreased by 35% as a prudent measure in managing the Bank under current market conditions. The cash dividend will be paid on May 13, 2020 to the Bank’s shareholders of record as of April 27, 2020.

For the year ended December 31, 2019, the Board declared quarterly cash dividends of $0.385 per common share for each quarter of 2019. The cash dividend paid per share to the Bank’s shareholders totaled $1.54 per common share in 2019.

No special dividends were declared during three-year period ended December 31, 2019.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
May 13, 2020	April 27, 2020	$0.25
March 12, 2020	February 26, 2020	$0.385
November 19, 2019	October 29, 2019	$0.385
August 14, 2019	July 30, 2019	$0.385
May 15, 2019	April 29, 2019	$0.385
March 26, 2019	March 11, 2019	$0.385
November 20, 2018	November 6, 2018	$0.385
August 15, 2018	July 31, 2018	$0.385
May 17, 2018	May 2, 2018	$0.385
February 21, 2018	February 2, 2018	$0.385
November 21, 2017	November 1, 2017	$0.385
August 17, 2017	August 2, 2017	$0.385
May 18, 2017	May 3, 2017	$0.385
February 16, 2017	February 1, 2017	$0.385

The Bank has no preferred shares issued and outstanding as of December 31, 2019.

B.       Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.       Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2019	22.94	16.96
2018	30.43	15.33
2017	30.45	25.51
2016	30.50	19.63
2015	34.49	22.16
2020:
March	18.66	10.05
February	20.78	17.61
January	22.71	20.03
2019:
December	22.25	20.65
November	22.85	20.42
October	21.18	19.00

	Price per Class E Share (in $) (1)
	High	Low
2020:
First Quarter	22.71	10.05
2019:
First Quarter	21.87	16.96
Second Quarter	22.94	19.60
Third Quarter	21.98	17.58
Fourth Quarter	22.85	19.00
2018:
First Quarter	30.43	26.80
Second Quarter	29.94	24.58
Third Quarter	25.37	19.29
Fourth Quarter	21.31	15.33

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.

B.       Plan of Distribution

Not required in this Annual Report.

C.       Markets

The Bank’s Class A shares and Class B shares were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 78.5% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2019. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.

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

The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members.  As of December 31, 2019, no Class F shares or preferred shares were issued and outstanding.

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

Interest Rate Risk Management and Sensitivity

The tables below list the notional amounts and weighted interest rates, as of December 31, 2019 and 2018, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2019:

	Expected maturity date
	2020	2021	2022	2023	2024	There- after	Without maturity	Total 2019	Fair value 2019
	($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	28,294	34,813	16,533	-	-	-	6,492	86,132	87,310
Average fixed rate	4.29%	4.40%	5.06%	-	-	-	-	4.16%
Brazilian Real	1,889	-	-	-	-	-	-	1,889	1,889
Average fixed rate	-	-	-	-	-	-	-	-

Loans
Fixed rate
U.S. Dollars	2,454,136	150,292	28,649	13,959	689	8,572	-	2,656,297	2,828,044
Average fixed rate	3.55%	4.45%	4.97%	7.54%	4.00%	4.00%	-	3.64%
Mexican Peso	96,643	-	-	-	-	-	-	96,643	95,623
Average fixed rate	9.76%	-	-	-	-	-	-	9.76%
Euro Dollar	4,394	-	-	-	-	-	-	4,394	4,286
Average fixed rate	1.20%	-	-	-	-	-	-	1.20%
Floating rate
U.S. Dollars	1,587,324	474,139	531,892	146,517	128,131	105,813	-	2,973,816	3,034,889
Average floating rate	3.63%	5.57%	5.41%	4.65%	4.09%	4.02%	-	4.34%
Mexican Peso	60,014	47,613	29,010	13,898	5,170	6,142	-	161,847	158,286
Average floating rate	10.33%	10.57%	10.66%	10.79%	11.29%	11.24%	-	10.57%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,049,567	30,074	-	-	-	-	-	1,079,641	1,082,969
Average fixed rate	2.57%	2.85%	-	-	-	-	-	2.58%
Mexican Peso	7,242	3,031	52	-	-	-	-	10,325	10,369
Average fixed rate	6.96%	8.22%	8.99%	-	-	-	-	7.34%
Euro Dollar	-	-	-	-	59,465	-	-	59,465	55,637
Average fixed rate	-	-	-	-	3.54%	-	-	3.54%
Japanese Yen	-	-	67,831	-	-	-	-	67,831	68,093
Average fixed rate	-	-	0.52%	-	-	-	-	0.52%
Australian Dollar	21,083	-	-	-	-	-	-	21,083	21,084
Average fixed rate	3.33%	-	-	-	-	-	-	3.33%
Floating rate
U.S. Dollars	916,500	495,500	60,000	62,500	-	-	-	1,534,500	1,542,633
Average floating rate	2.23%	2.96%	3.27%	3.14%	-	-	-	2.54%
Mexican Peso	120,619	1,488	267,336	-	-	-	-	389,443	386,078
Average floating rate	8.08%	9.06%	8.15%	-	-	-	-	8.13%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	-	5,000	-	-	-	-	-	5,000	(0.045)

	Expected maturity date
	2020	2021	2022	2023	2024	There- after	Without maturity	Total 2019	Fair value 2019
	($ Equivalent in thousands)
Average pay rate	-	3.25%	-	-	-	-		3.25%
Average receive rate	-	2.99%	-	-	-	-	-	2/99%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	-	16,000	-	-	-	-	-	16,000	(0.156)
Average pay rate	-	4.05%	-	-	-	-	-	4.05%
Average receive rate	-	3.36%	-	-	-	-	-	3.36%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	50,000	25,000	-	-	-	-	-	75,000	0.059
Average pay rate	3.07%	2.71%	-	-	-	-	-	2.83%
Average receive rate	2.54%	2.81%	-	-	-	-	-	2.72%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	350,000	5,000	-	20,000	-	-	-	375,000	(0.988)
Average pay rate	3.55%	3.69%		3.70%	-	-	-	3.66%
Average receive rate	3.25%	2.85%	-	2.97%	-	-	-	2.01%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	-	-	2,110	8,764	-	-	-	10.874
U.S. Dollars fixed rate	-	-	-	-	-	-	-
U.S. Dollars floating rate	-	-	5.62%	5.72%	-	-	-	5.67%
Pay U.S. Dollars	21,064	-	279,422	-	56,063	-	-	356,549
U.S. Dollars fixed rate	2.53%	-	-	-	-	-	-	2.53%
U.S. Dollars floating rate	-	-	2.64%		4.49%	-	-	3.01%
Receive Mexican Peso	-	-	211,308	-	-	-	-	211,308
Mexican Peso floating rate	-	-	8.13%	-	-	-	-	8.13%
Pay Mexican Peso	-	-	2,110	8,764	-	-	-	10,874
Mexican Peso floating rate	-	-	11%	11.2%				11.1%
Receive Euro Dollar	-	-	-	-	56,063	-	-	56,063
Euro Dollar fixed rate	-	-	-	-	3.75%	-	-	3.75%
Receive Japanese Yen	-	-	68,114	-	-	-	-	68,114
Japanese Yen fixed rate	-	-	0.52%	-	-	-	-	0.52%
Receive Australian Dollar	21,064	-	-	-	-	-	-	21.064
Australian Dollar fixed rate	3.33%	-	-	-	-	-	-	3.33%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	67,299	-	-	-	-	-	-	67,299	(2,55)
Average exchange rate	19.68	-	-	-	-	-	-	19.68
Receive U.S. Dollars/ Pay Brazilian Reales	2,080	-	-	-	-	-	-	2,080	(0,0234)
Average exchange rate	4.06	-	-	-	-	-	-	4.06
Receive U.S. Dollars/ Pay Euro Dollars	5,162	-	-	-	-	-	-	5,162	0,624
Average exchange rate	1.29	-	-	-	-	-	-	1.29

(1) Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.

As of December 31, 2018:

	Expected maturity date
	2019	2020	2021	2022	2023	There- after	Without maturity	Total 2018	Fair value 2018
	($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	36,294	10,231	35,237	19,204	-	6,158	8,750	115,874	115,584
Average fixed rate	6.99%	4.86%	4.35%	4.87%	-	9.45%	-	5.25%
Brazilian Real	6,273	-	-	-	-	-	-	6,273	6,273
Average fixed rate	-	-	-	-	-	-	-	-

Loans
Fixed rate
U.S. Dollars	2,492,636	75,806	24,501	14,304	14,542	7,602	-	2,629,391	2,681,520
Average fixed rate	4.31%	5.90%	6.07%	7.46%	7.40%	4.00%	-	4.41%
Mexican Peso	67,224	2,800	963	457	-	-	-	71,445	71,532
Average fixed rate	10.37%	9.12%	1050%	12.53%	-	-	-	10.34%
Euro Dollar	1,521	4,478	-	-	-	-	-	5,999	6,081
Average fixed rate	1.80%	1.20%	-	-	-	-	-	1.35%
Floating rate
U.S. Dollars	1,625,047	676,278	329,875	206,623	71,255	4,237	-	2,913,315	3,086.163
Average floating rate	4.35%	4.89%	5.78%	5.39%	5.83%	6.84%	-	4.75%
Mexican Peso	32,867	50,942	37,242	17,844	10,831	8,548	-	158,274	178,101
Average floating rate	11.20%	11.24%	11.30%	11.29%	11.37%	11.85%	-	11.29%

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	752,967	374,269	4,831	-	-	-	-	1,132,068	1,095,538
Average fixed rate	2.99%	3.30%	2.95%	-	-	-	-	3.09%
Mexican Peso	8,448	6,958	2,912	50	-	-	-	18,367	19,990
Average fixed rate	6.54%	6.96%	8.22%	8.99%	-	-	-	6.97%
Euro Dollar	-	-	-	-	-	60,315	-	60,315	63,212
Average fixed rate	-	-	-	-	-	3.56%	-	3.56%
Japanese Yen	72,670	-	-	-	-	-	-	72,670	71,969
Average fixed rate	0.46%	-	-	-	-	-	-	0.46%
Australian Dollar	-	21,143	-	-	-	-	-	21,143	21,371
Average fixed rate	-	3.33%	-	-	-	-	-	3.33%
Floating rate
U.S. Dollars	1,303,800	70,000	540,500	60,000	62,500	-	-	2,036,800	2,064,374
Average floating rate	2.99%	3.27%	3.84%	4.03%	3.85%	-	-	3.28%
Mexican Peso	180,380	15,868	10,022	14,129	-	-	-	220,399	222,308
Average floating rate	9.18%	9.67%	9.62%	9.50%	-	-	-	9.25%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	4,500	-	5,000	3,000	-	-	-	12,500	98
Average pay rate	9.75%	-	3.25%	3.88%	-	-	-	5.63%
Average receive rate	10.41%	-	3.63%	3.84%	-	-	-	5.96%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	-	50,000	15,333	-	-	-	-	65,333	(55)
Average pay rate	-	5.50%	4.05%	-	-	-	-	4.78%
Average receive rate	-	5.38%	3.98%	-	-	-	-	4.68%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	337,000	63,000	40,000	-	-	-	-	440,000	(2,776)
Average pay rate	2.60%	2.59%	2.30%	-	-	-	-	2.50%
Average receive rate	2.81%	2.87%	2.49%	-	-	-	-	2.72%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	350,000	5,000	-	-	20,000	-	375,000	(6,057)

	Expected maturity date
	2019	2020	2021	2022	2023	There- after	Without maturity	Total 2019
	($ Equivalent in thousands)
Average pay rate	-	4.39%	4.50%	-	-	3.70%	-	4.20%
Average receive rate	-	3.25%	2.85%	-	-	3.78%	-	3.29%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	-	-	-	5,272	-	6,213	-	11,484
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	-	-	-	6.24%	-	6.49%	-	6.36%
Pay U.S. Dollars	146,505	23,025	-	-	-	68,768	-	238,297
U.S. Dollars fixed rate	4.12%	2.53%	-	-	-	5.20%	-	3.95%
U.S. Dollars floating rate	3.96%	-	-	-	-	-	-	3.96%
Receive Mexican Peso	73,312	-	-	-	-	-	-	73,312
Mexican Peso floating rate	9.11%	-	-	-	-	-	-	9.11%
Pay Mexican Peso	-	-	-	5,272	-	6,213	-	11,484
Mexican Peso floating rate	-	-	-	10.81%	-	12.03%	-	11.42%
Receive Euro Dollar	-	-	-	-	-	68,768	-	68,768
Euro Dollar fixed rate	-	-	-	-	-	3.75%	-	3.75%
Receive Japanese Yen	73,193	-	-	-	-	-	-	73,193
Japanese Yen fixed rate	0.46%	-	-	-	-	-	-	0.46%
Receive Australian Dollar	-	23,025	-	-	-	-	-	23,025
Australian Dollar fixed rate	-	3.33%	-	-	-	-	-	3.33%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	45,160	-	-	-	-	-	-	45,160
Average exchange rate	20.49%	-	-	-	-	-	-	20.49%
Receive U.S. Dollars/ Pay Brazilian Reales	6,183	-	-	-	-	-	-	6,183
Average exchange rate	3.93%	-	-	-	-	-	-	3.93%
Receive U.S. Dollars/ Pay Euro Dollars	1,641	5,162	-	-	-	-	-	6,802
Average exchange rate	1.21%	1.29%	-	-	-	-	-	1.25%
Receive Euro Dollars/ Pay U.S. Dollars	124,349	-	-	-	-	-	-	124,349
Average exchange rate	1.19%	-	-	-	-	-	-	1.19%

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

Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2019, the Bank had an equivalent of $478 million in non-U.S. dollar financial assets and $478 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.3 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2019 amounted to the equivalent of $474 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.

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

The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2019		As of December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	75,271	75,271	85,326	85,036
Securities at FVOCI	6,983	6,983	21,798	21,798
Interest rate swaps (2)	(0.0419)	(0.0419)	98	98
(1)	As of December 31, 2019 and 2018, amounts do not include the interest receivable of $837 thousand and $1,140 thousand, and the allowance for losses of $113 thousand and $140 thousand, respectively.
(2)	As of December 31, 2019 and 2018, includes interest rate swaps that applies for hedge accounting.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2019, and concluded that they were effective as of December 31, 2019.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2019. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2019, the Bank’s internal control over financial reporting was effective.

The Bank’s independent registered public accounting firm, KPMG, has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting.

c) Attestation Report of the Registered Public Accounting Firm

KPMG	Teléfono: (507) 208-0700
Ave. Samuel Lewis y	Website: kpmg.com.pa
Calle 56 Este, Obarrio
Panamá, República de Panamá

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Banco Latinoamericano de Comercio Exterior, S. A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries’ (the Bank) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG

Panama City, Republic of Panama
April 30, 2020

d) Changes in Internal Control over Financial Reporting

During the year 2019, the Bank performed an internal project that successfully achieved the adoption of IFRS 16. The Bank’s internal controls over financial reporting were adjusted to mitigate key risks for the adoption of IFRS 16. A risk-based analysis was addressed and documented accordingly, which is aligned with the Bank’s internal control standards.

There has been no other change in the Bank’s internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks of Panama. The Audit Committee’s financial expert is Mr. Javier González Fraga, who replaced Mr. Gonzalo Menéndez Duque in such capacity after his passing on June 29, 2019. Mr. González Fraga is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.

See Item 6.A., “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in July of 2019 and approved by the Board of Directors in its meetings held on July 16, 2019 to further strengthen the anti-corruption anti-bribery provisions contained therein, specifically referring to compliance with the U.S. Foreign Corrupt Practices Act of 1977. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2019, and may also be found on the Bank’s website at https://www.bladex.com/en/corporate-governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG and Deloitte (the Bank’s independent registered public accounting firm until 2017).

	As of December 31,
	2019	2018
Audit fees	$680,000	$684,919
Audit-related fees	185,149	259,671
Tax fees	0	0
All other fees	0	0
Total	$865,149	$944,590

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit-related fees include aggregate fees billed for assurance and related services by KPMG and Deloitte, respectively, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees.” These services are associated primarily with funding programs as part of the normal course of business of the Bank.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Bank is providing the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

List of Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm	F-3

Consolidated Statement of Financial Position	F-6

Consolidated Statement of Profit or Loss	F-7

Consolidated Statement of Comprehensive Income	F-8

Consolidated Statement of Changes in Equity	F-9

Consolidated Statement of Cash Flows	F-10

Notes to the Consolidated Financial Statements	F-11

Item 19.	Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Jorge Salas
Chief Executive Officer

April 30, 2020

EXHIBIT INDEX

Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2019

(With the Reports of Independent Registered Public Accounting Firm)

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

KPMG	Teléfono: (507) 208-0700
Ave. Samuel Lewis y	Website: kpmg.com.pa
Calle 56 Este, Obarrio
Panamá, República de Panamá

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Banco Latinoamericano de Comercio Exterior, S. A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the Bank) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2020 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses

As discussed in Notes 4.4 and 5 to the consolidated financial statements, the Bank’s allowance for loan losses (ALL) was $99,307 thousand as of December 31, 2019. The Bank applies a three-stage approach to measure the ALL, using an expected credit loss (ECL) methodology. The ECL methodology uses complex models which incorporate inputs and assumptions that involve significant judgment. The ALL is determined as a function of the Bank’s assessment of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) associated with the financial asset. It reflects a probability weighted outcome that considers the customer’s credit risk rating, the country risk rating, which contemplates multiple economic scenarios, and historical recovery rates. When the Bank determines that there has been a significant increase in credit risk (SICR) since initial recognition or when the financial asset is in default, lifetime ECL is recorded; otherwise, a 12-month ECL is recorded. When the financial asset is in default, the Bank assesses ECL on an individual basis, considering the expected cash flows, discount rates and related collateral valuation.

We identified the assessment of the ALL as a critical audit matter because it involved significant measurement uncertainty requiring substantial auditor judgment, as well as industry knowledge and experience. Significant auditor judgment was required to evaluate the criteria for identifying a SICR, the occurrence of events of default and the Bank’s ECL models. Specifically, this included the models for customer and country risk ratings, including the macro-economic forecasts embedded therein, PD and LGD. When assessing the ECL on an individual basis, significant auditor judgment was required to evaluate the expected cash flows, including the recovery through collateral.

The primary procedures we performed to address this critical audit matter included the following:

—	We tested certain internal controls over the Bank’s ALL process with the involvement of our financial risk management, credit risk and information technology professionals with specialized skills, industry knowledge and relevant experience. These included controls related to: (i) the validation of models that determine PD and LGD; (ii) the review of significant assumptions and judgments used by the Bank to determine customer and country risk ratings, including the forecast macro-economic variables; (iii) the identification of whether there has been SICR or an event of default; (iv) data inputs into the ALL models, including technology controls over its extraction and processing; (v) loan reviews to determine customer credit risk ratings; and (vi) country risk rating reviews.

—	We involved financial risk management professionals with specialized skills, industry knowledge and relevant experience, who assisted in: (i) evaluating the methodology and key inputs used in determining the PD and LGD parameters produced by the models; (ii) evaluating the country risk rating models, including the forecast macro-economic variables.

—	We involved credit risk professionals with specialized skills, industry knowledge and relevant experience, who assisted in: (i) evaluating, for a sample of customers, the Bank’s assigned credit risk rating, and the Bank’s judgment on whether there was a SICR or an event of default; and (ii) evaluating the collateral values used in the assessment of ECL on an individual basis.

We have served as the Bank’s auditor since 2018.

/s/ KPMG

Panama City, Republic of Panama
April 30, 2020

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

To the Board of Directors and Stockholders of

Banco Latinoamericano de Comercio Exterior, S.A.

Panama, Republic of Panama

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017 of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the "Bank") and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on the Bank's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte

April 30, 2018 (April 30, 2019 as to the effects of reclassifications and non-material error corrections in the 2017 financial statements)

Panama, Republic of Panama

We began serving as the Bank’s auditor in 2007. In 2018 we became the predecessor auditor.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of financial position

December 31, 2019

(In thousands of US dollars)

	Notes	2019	2018
Assets

Cash and due from banks	7,8	1,178,170	1,745,652

Securities and other financial assets, net	5,7,9	88,794	123,598

Loans		5,892,997	5,778,424
Interest receivable		41,757	41,144
Allowance for loan losses		(99,307)	(100,785)
Unearned interest and deferred fees		(12,114)	(16,525)
Loans, net	5,7,10	5,823,333	5,702,258

Customers' liabilities under acceptances	5,7	115,682	9,696
Derivative financial instruments - assets	5,7,13	11,157	2,688

Equipment and leasehold improvements, net	15	18,752	6,686
Intangibles, net	16	1,427	1,633
Investment properties		3,494	—
Other assets	17	8,857	16,974
Total assets		7,249,666	7,609,185

Liabilities and Equity
Liabilities:
Demand deposits		85,786	211,381
Time deposits		2,802,550	2,759,441
	7,18	2,888,336	2,970,822
Interest payable		5,219	12,154
Total deposits		2,893,555	2,982,976

Securities sold under repurchase agreements	5,7,19	40,530	39,767
Borrowings and debt, net	7,20	3,138,310	3,518,446
Interest payable		10,554	13,763

Customers' liabilities under acceptances	5,7	115,682	9,696
Derivative financial instruments - liabilities	5,7,13	14,675	34,043
Allowance for loan commitments and financial guarantees contracts losses	5,7	3,044	3,289
Other liabilities	21	17,149	13,615
Total liabilities		6,233,499	6,615,595

Equity:
Common stock	23	279,980	279,980
Treasury stock	23	(59,669)	(61,076)
Additional paid-in capital in excess of value assigned to common stock	23	120,362	119,987
Capital reserves	31	95,210	95,210
Regulatory reserves	31	136,019	136,019
Retained earnings		446,083	423,050
Other comprehensive income (loss)	24	(1,818)	420
Total equity		1,016,167	993,590
Total liabilities and equity		7,249,666	7,609,185

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss

For the year ended December 31, 2019

(In thousands of US dollars, except per share data and number of shares)

	Notes	2019	2018	2017

Interest income:
Deposits		17,011	15,615	10,261
Securities		3,209	2,899	2,492
Loans		253,462	239,976	213,326
Total interest income	26	273,682	258,490	226,079
Interest expense:
Deposits		(67,435)	(63,146)	(42,847)
Borrowings and debt		(96,732)	(85,601)	(63,417)
Total interest expense	26	(164,167)	(148,747)	(106,264)

Net interest income		109,515	109,743	119,815

Other income (expense):
Fees and commissions, net	25	15,647	17,185	17,514
Loss on financial instruments, net	12	(1,379)	(1,009)	(739)
Other income, net		2,874	1,670	1,723
Total other income, net	26	17,142	17,846	18,498

Total revenues		126,657	127,589	138,313

Impairment loss on financial instruments	5,26	(430)	(57,515)	(9,439)
Gain (impairment loss) on non-financial assets	14,26	500	(10,018)	—

Operating expenses:
Salaries and other employee expenses	28	(24,179)	(27,989)	(27,653)
Depreciation of equipment and leasehold improvements	15	(2,854)	(1,282)	(1,578)
Amortization of intangible assets	16	(702)	(1,176)	(838)
Other expenses	29	(12,939)	(18,471)	(16,806)
Total operating expenses	26	(40,674)	(48,918)	(46,875)
Profit for the year		86,053	11,138	81,999

Per share data:
Basic earnings per share (in US dollars)	22	2.17	0.28	2.09
Diluted earnings per share (in US dollars)	22	2.17	0.28	2.08
Weighted average basic shares (in thousands of shares)	22	39,575	39,543	39,311
Weighted average diluted shares (in thousands of shares)	22	39,575	39,543	39,329

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income

For the year ended December 31, 2019

(In thousands of US dollars)

	Notes	2019	2018	2017

Profit for the year		86,053	11,138	81,999
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	24	491	(1,224)	187

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on debt financial instruments at FVOCI, net of hedging	24	(2,694)	2,667	(3,948)
Reclassification of gains (losses) on financial instruments to the profit or loss	24	261	(1,704)	7,035
Exchange difference in conversion of foreign currency operation	24	(296)	(1,282)	1,490

Other comprehensive income (loss)	24	(2,238)	(1,543)	4,764

Total comprehensive income for the year		83,815	9,595	86,763

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in equity

For the year ended December 31, 2019

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	62,459	525,048	(2,801)	1,011,314
Profit for the year	—	—	—	—	—	81,999	—	81,999
Other comprehensive income	—	—	—	—	—	—	4,764	4,764
Issuance of restricted stock	—	1,259	(1,229)	—	—	—	—	30
Compensation cost - stock options and stock units plans	—	—	296	—	—	—	—	296
Exercised options and stock units vested	—	4,697	280	—	—	—	—	4,977
Repurchase of “Class B” and “Class E” common stock	—	(28)	—	—	—	—	—	(28)
Regulatory credit reserve	—	—	—	—	1,865	(1,865)	—	—
Dymanic provision	—	—	—	—	64,930	(64,930)	—	—
Dividends declared	—	—	—	—	—	(60,540)	—	(60,540)
Balances at December 31, 2017	279,980	(63,248)	119,941	95,210	129,254	479,712	1,963	1,042,812

Profit for the year	—	—	—	—	—	11,138	—	11,138
Other comprehensive income (loss)	—	—	—	—	—	—	(1,543)	(1,543)
Issuance of restricted stock	—	1,259	(1,259)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,051	—	—	—	—	1,051
Exercised options and stock units vested	—	3,355	254	—	—	—	—	3,609
Repurchase of “Class B” and “Class E” common stock	—	(2,442)	—	—	—	—	—	(2,442)
Regulatory credit reserve	—	—	—	—	(20,498)	20,498	—	—
Dymanic provision	—	—	—	—	27,263	(27,263)	—	—
Dividends declared	—	—	—	—	—	(61,035)	—	(61,035)
Balances at December 31, 2018, previously reported	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590

Effect for change in accounting policy	—	—	—	—	—	(1,926)	—	(1,926)
Balances at January 1, 2019, adjusted	279,980	(61,076)	119,987	95,210	136,019	421,124	420	991,664
Profit for the year	—	—	—	—	—	86,053	—	86,053
Other comprehensive income (loss)	—	—	—	—	—	—	(2,389)	(2,389)
Transfer of fair value on equity instrument at FVOCI						(151)	151	—
Issuance of restricted stock	—	1,259	(1,259)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,782	—	—	—	—	1,782
Exercised options and stock units vested	—	148	(148)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(60,943)	—	(60,943)
Balances at December 31, 2019	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of cash flows

For the year ended December 31, 2019

(In thousands of US dollars)

	2019	2018	2017

Cash flows from operating activities
Profit for the year	86,053	11,138	81,999
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements	2,854	1,282	1,578
Amortization of intangible assets	702	1,176	838
Gain on sale of investment properties	(500)	—	—
Impairment loss on financial instruments	430	57,515	9,439
(Gain) loss, net on sale of financial assets at fair value through OCI	(186)	(194)	(249)
Amortization of premium and discount related to securities at amortized cost	1,037	698	732
Compensation cost - share-based payment	1,782	1,051	296
Net changes in hedging position	(18,273)	12,403	(1,833)
Loss for disposal of equipment and leasehold improvements	22	24	2,205
Loss for derecognition of intangible assets	—	2,705	16
Impairment on investment properties at fair value through profit or loss	—	3,849	—
Impairment loss on other assets	—	3,464	—
Unrealized loss on investment instrument “debenture” measured at fair value through profit or loss	2,258	—	—
Interest income	(273,682)	(258,490)	(226,079)
Interest expense	164,167	148,747	106,264
Net decrease (increase) in operating assets:
Pledged deposits	21,008	13,781	8,571
Loans	(111,967)	(305,464)	479,226
Other assets	7,891	(6,449)	(269)
Net increase (decrease) in operating liabilities:
Due to depositors	(78,822)	41,978	125,992
Financial liabilities at fair value through profit or loss	—	—	(24)
Other liabilities	3,074	(6,432)	(4,695)
Cash flows provided by (used in) operating activities	(192,152)	(277,218)	584,007
Interest received	274,031	242,276	239,394
Interest paid	(174,311)	(138,646)	(107,051)
Net cash (used in) provided by operating activities	(92,432)	(173,588)	716,350

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(1,028)	(603)	(2,654)
Acquisition of intangible assets	(496)	(58)	(3,370)
Proceeds from the sale in investment properties	500	1,270	—
Proceeds from the sale of securities at fair value through OCI	14,037	—	17,040
Proceeds from the redemption of securities at fair value through OCI	8,094	4,635	—
Proceeds from redemption of securities at amortized cost	28,274	9,807	17,526
Purchases of securities at fair value through OCI	—	(9,875)	(8,402)
Purchases of securities at amortized cost	(18,316)	(26,701)	(9,978)
Net cash provided by (used in) investing activities	31,065	(21,525)	10,162

Cash flows from financing activities:
Increase in securities sold under repurchase agreements	764	39,767	—
Net increase (decrease) in short-term borrowings and debt	(428,611)	950,259	(396,205)
Proceeds from long-term borrowings and debt	371,536	609,017	219,905
Repayments of long-term borrowings and debt	(368,843)	(256,173)	(883,476)
Payments of leases liabilities	(1,072)	—	—
Dividends paid	(58,881)	(61,539)	(60,605)
Exercised stock options	—	3,609	4,977
Repurchase of common stock	—	(2,442)	(27)
Net cash (used in) provided by financing activities	(485,107)	1,282,498	(1,115,431)

(Decrease) increase net in cash and cash equivalents	(546,474)	1,087,385	(388,919)
Cash and cash equivalents at beginning of the year	1,706,192	618,807	1,007,726
Cash and cash equivalents at end of the year	1,159,718	1,706,192	618,807

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant isto the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.(“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

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

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2020.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1          Statement of compliance

The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

2.2          Presentation currency

All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (US dollar), which is the functional currency of the Bank.

2.3          Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following items:

Items	Basis of measurement
Securities and other financial instruments at fair value through other comprehensive income	Fair value
Other financial instruments at fair value through profit or loss	Fair value
Financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships	At amortized cost adjusted for the hedge risk components associated to the hedging relationship
Investment properties	Fair value

2.4	Basis of consolidation

The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank. All intercompany balances and transactions have been eliminated on consolidation. Specifically, the Bank controls an investee if, and only if, the Bank has the following elements:

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

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Bank has less than the majority of the voting or similar rights of an investee, the Bank considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement(s) with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Bank’s voting rights and potential voting rights.

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

The fair value of any investment retained in the former subsidiary at the date when control is lost is measured according IFRS 9 – “Financial Instruments”, or where applicable, at cost on initial recognition of an investment in an associate or a joint venture.

3.	Changes in significant accounting policies

3.1	New accounting policies adopted

Leases under IFRS 16

The Bank applied IFRS 16 with effective date of initial application on January 1, 2019. As a result, the Bank has changed its accounting policy for lease contracts using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019.

Accounting policy applicable as of January 1, 2019:

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

-	The contract involves the use of an identified asset –this may be specified explicitly or implicitly; and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.

-	The Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use.

-	The Bank has the right to direct the use of the asset. The Bank has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:

-	The Bank has the right to operate the asset; or
-	The Bank designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or modified, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the bank allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for lease agreements of office spaces in buildings in which the Bank is a lessee, it chose not to separate the components of the contract that do not correspond to the lease and to account for all of them under a single lease component.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Changes in significant accounting policies (continued)

3.1	New accounting policies adopted

A.	Definition of a lease

Previously, the Bank determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, the Bank assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.1.

On transition to IFRS 16, the Bank elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

B.	As a lessee

As a lessee, the Bank previously classified leases as operating or finance leases based on its assessment of whether the leases transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Bank. Under IFRS 16, the Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are presented in the consolidated statement of financial position.

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Bank´s internal funding cost rate as at January 1, 2019. The right-of-use assets are measured at their book value as if IFRS 16 had been applied since the inception date, by discounting total lease payments to present value using the Bank’s internal funding cost rate, for the weighted average term of the contract, adjusted for any prepayment, incremental cost, dismantling cost and depreciation that would have been recognized from the beginning of the contract until the date of implementation of the standard.

The right-of-use asset is subsequently depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in equipment and improvements to the leased property and the liability for lease in obligations and debt, net in the consolidated statement of financial position.

The Bank used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	For lease contracts with similar characteristics, the internal funding cost rate of the Bank was applied, according to the average term of the lease.
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
-	Used hindsight when determining the lease term, for those contracts that included the option to extend or rescind the lease.

C.	As a lessor

The Bank does not require to make any adjustments on transition of IFRS 16 for its leases like a lessor, except when acting as an intermediate lessor. The Bank accounted its leases in accordance with IFRS 16 on the date of initial application.

Under IFRS 16, the Bank should the evaluate the classification of the sublease by reference to the right-of-use assets, and not by reference to the underlying asset. At transition, the Bank revalued the classification of a sublease contract previously classified as an operating lease under IAS 17. The Bank concluded that the sublease is an operating lease under IFRS 16.

On transition to IFRS 16, the right-of-use assets recognized as a result of lease agreements that qualify as investment property are presented in the consolidated statement of financial position and are measured at fair value.

The Bank applied IFRS 15 to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.	Changes in significant accounting policies (continued)

3.1	New accounting policies

Impacts on consolidated financial statements

In transition to IFRS 16, the Bank recognized right-of-use assets and lease liabilities, recognizing the difference in retained earnings.

The impact of transition is as follows:

January 1, 2019
Right-of-use assets presented in equipment and improvements to leased property	17,435
Deferred liability loss under the methodology of IAS 17	1,604
Leases liabilities	(20,965)
Decrease in retained earnings	1,926

When measuring the lease liabilities, the Bank discounted the lease payments using its internal funding cost rate at January 1, 2019. The weighted average rate applied is 4.81%.

January 1, 2019
Operating lease commitment disclosed as at December 31, 2018	16,790
Extensions and termination options that are reasonably true of being exercised	11,160
27,950
Discounted lease liabilities using the internal funding cost rate as at January 1, 2019	20,965

Accounting policy applicable until December 31, 2018:

Leases under NIC 17

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

a.	Banks as a lessee

Leases where the lessor does not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases.

Collections from operating leases are recognized as an income in profit or loss using the straight-line method during the lease term.

b.	Bank as a sub-lessor

Leases where the Bank does not transfer substantially all risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income is recognized as revenue as earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
3.	Changes in significant accounting policies (continued)

3.2	New accounting policies and amendments not yet adopted

In September 2019, the IASB (International Accounting Standards Board) finalized the Phase 1 of the Project of IBOR Reform and issued the document Interest Rate Benchmark Reform (“the Reform”), which contains amendments to IFRS 9 Financial Instruments; to the IAS 39 Financial Instruments: Recognition and Measurement; and IFRS 7 Financial Instruments: Disclosures, as a first reaction to the potential effects the IBOR reform could have on financial reporting to the entities that report IFRS. These amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform.

The following summarizes the changes that are made to the Amendments (amendments to IFRS 9, IAS 39 and IFRS 7):

a.	Modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of the Reform;

b.	Are mandatory for all hedging relationships that are directly affected by the Reform;

c.	Are not intended to provide relief from any other consequences arising from the Reform (if a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amendments, discontinuation of hedge accounting is required); and

d.	Require specific disclosures about the extent to which the entities’ hedging relationships are affected by the amendments.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively, early application is permitted. The Bank is evaluating possible impact scenarios for its hedging positions, considering the Reform, mainly in those whose maturity exceeds the deadline of the Reform.

4.	Significant accounting policies

Significant accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements, are presented as follows.

4.1	Currency and foreign currency transactions

Foreign currency transactions

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

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate effective at the date on which fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate effective at the date of the transaction.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign entities whose functional currency is the US dollar, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings on the line “gain (loss) on financial instruments, net” in profit or loss.

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

When a foreign operation is disposed of in its entirety or partially such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Bank disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, then the relevant proportion of the cumulative amount is attributed to non-controlling interest.

4.2	Interest

Effective interest rate

Interest income and expense are recognized in profit or loss using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to

-	the gross carrying amount of the financial asset; or
-	the amortized cost of the financial liability.

When calculating the effective interest rate for financial instruments other than purchased or originated credit-impaired assets, the Bank estimates future cash flows considering all contractual terms of the financial instrument, but not the expected credit loss (ECL). For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated using estimated future cash flows including ECL.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Amortized cost and gross carrying amount

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit loss allowance. The ‘gross carrying amount of a financial asset’ is the amortized cost of a financial asset before adjusting for any expected credit loss allowance.

Calculation of interest income and expense

The effective interest rate of a financial asset or financial liability is calculated on initial recognition of a financial asset or a financial liability. In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset, when the asset is not credit-impaired, or to the amortized cost of the liability. The effective interest rate is revised as a result of periodic re-estimation of cash flows of floating-rate instruments to reflect movements in market interest rates.

However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

For financial assets that were credit-impaired on initial recognition, interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the asset. The calculation of interest income does not revert to a gross basis, even if the credit risk of the asset improves.

Presentation

Interest income and interest expense calculated using the effective interest method presented in the consolidated statement of profit or loss includes:

-	Interest on financial assets and financial liabilities measured at amortized cost
-	Interest on securities measured at fair value through other comprehensive income

Other interest income and expense presented in the consolidated statement of profit or loss includes:

-	Interest expense on lease liabilities
-	The effective portion of the variability in interest cash flow changes in qualifying hedging derivatives, in the same period as the hedged cash flows affect interest income/expense

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.3	Fees and commissions

Fees, commission income and expense that are integral to the effective interest rate on a financial asset or financial liability are described in note 4.2

Other fees and commissions are recognized as the related services are performed based on the contractual terms set with a customer.

The following table describes the main products and services, other than services for financial intermediation, from which the Bank generates its revenue:

Type of services	Nature and timing of satisfaction of performance obligations, including significant payment termsLetters

Letter of Credit
Opening	Guarantee to honor the estipulated amount agreed to in the terms and conditions entered into with the customer, upon presentation of required documentation.

Negotiations	Review of the shipping documents, by the beneficiary,under presentation and acceptance of payment on demand or on the day the reimbursement is made by the designated bank.

Acceptance	Commitment issued to the beneficiary to pay to a supplier in a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.

Confirmation	Commitment issued to the issuer bank and the beneficiary to honor or negotiate shipping documents.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions.

Syndications
Structuring

Advise to the borrower by structuring the terms and conditions of a credit facility, and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.

Other Services
Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier charges and transfers.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities

A.	Date of recognition and initial measurement

The Bank initially recognizes loans, deposits, securities and financial liabilities on the trade date, the date that the Bank becomes a party to the contractual provisions of the instrument. This includes regular way trades: purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

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

B.	Classification

The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss based on the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets, except for those designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss (FVTPL):

-	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest (SPPI).

A debt instrument is measured at fair value through other comprehensive income (FVOCI) only if it meets both of the following conditions and is not designated as at FVTPL:

-	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI

Unrealized gains or losses for financial assets at FVOCI are reported as net increases or decreases in other comprehensive income in the consolidated statement of changes in equity until realized. The gains or losses realized on the sale of securities, which are included in the gain (loss) on the sale of financial instruments, are determined individually for each instrument. Exchange gains or losses are recognized in gains or losses.

For an equity instrument designated as measured at FVOCI, the accumulated gain or loss previously recognized in other comprehensive income is not subsequently reclassified to profit or loss but is transferred within equity to retained earnings.

The rest of financial assets are classified at FVTPL.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

However, the following irrevocable election / designation at initial recognition of a financial asset on an asset-by-asset basis may be made:

-	It may irrevocably elect to present subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination, in other comprehensive income (loss); and
-	It may irrevocably designate a debt instrument that meets the amortized cost or at FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

The Bank classifies all financial liabilities as subsequently measured at amortized cost, except for those liabilities designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

C.	Business model assessment

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

The Bank’s Commercial business comprises primarily the loan portfolio that is held for collecting contractual cash flows. Sales of loans from theses portfolios are very infrequent and lower volume.

Certain debt securities are held by the Bank’s Treasury business whose objective is to hold assets to collect the contractual cash flows. These securities may be sold, but such sales are not expected to be more than infrequent. Additionally, certain other debt securities are held in separate portfolios within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. Accordingly, such sales are comprehensive rather than incidental and consequently implies a higher frequency and volume of sale.

An assessment of the business model for managing financial assets is fundamental to the classification of a financial asset. The Bank determines the business model at a level that reflects how financial asset groups are managed together to obtain a particular business objective. The business model does not depend on management’s intentions for an individual instrument; therefore, assessment of the business model is done at a higher level of aggregation rather than instrument by instrument.

At the initial recognition of a financial asset, it is determined whether the newly recognized financial asset is part of an existing business model or whether it reflects the start of a new business model. The Bank reassesses its business model at each reporting date to determine whether business models have changed since the previous reporting date.

For the current and previous reporting dates, the Bank has not identified a change in its business model.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

D.	Assessment whether contractual cash flows are solely payments of principal and interest (SPPI)

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

In assessing whether the contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows, so that it would not meet this condition. In making the assessment, the Bank considers the following:

-	Contingent events that would change the amount and timing of cash flows;
-	Leverage features;
-	Prepayment and extension terms;
-	Terms that limit the Bank’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and
features that modify consideration of the time value of money (e.g. periodical reset of interest rates).

E.	Reclassification

If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.

During the current fiscal year and previous accounting period there was no change in the business model under which the Bank holds financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policy on modification and derecognition of financial assets described in the following paragraphs.

F.	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

Upon derecognition of a financial asset, the difference between the carrying amount of the derecognized asset, and the sum of the consideration received and any accumulated gain or loss that has been recognized in other comprehensive income is recognized in the consolidated financial statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

Any accumulated gain or loss recognized in other comprehensive income regarding equity instruments designated at fair value with changes in other comprehensive income is not recognized in the consolidated statement of profit or loss. Any interest in the transfer of a financial assets that qualify for derecognition, booked or held by the Bank is recognized as a separate asset or liability.

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

G.	Modified financial asset or liability

Financial assets

A modified financial asset is an instrument whose borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the financial asset or accrued interest, among others.

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

In the case where the financial asset is derecognized the loss allowance for expected credit losses (ECL) is remeasured at the date of derecognition to determine the net carrying amount of the asset at that date. The difference between this revised carrying amount and the fair value of the new financial asset with the new terms will lead to a gain or loss on derecognition. The new financial asset will have a loss allowance measured based on 12-month ECL except in the rare occasions where the new financial asset is considered to be credit originated impaired. This applies only in the case where the fair value of the new financial asset is recognized at a significant discount to its revised nominal amount because there remains a high risk of default which has not been reduced by the modification. The Bank monitors credit risk of modified or renegotiated financial assets by evaluating qualitative and quantitative information, such as if the borrower is in past due status under the new terms.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

When the contractual terms of a financial asset are modified, and the modification does not result in derecognition, the Bank determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:

-	The remaining lifetime probability of default (PD) estimated based on data at initial recognition and the original contractual terms; with
-	The remaining lifetime PD at the reporting date based on the modified terms.

In the renegotiation or modification of the contractual cash flows of the financial asset, the Bank shall:

-	Continue with its current accounting treatment for the existing financial asset that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the financial asset’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The financial asset that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.
-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and the effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these financial assets that have been modified.

The Bank recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost at each reporting date at an amount equal to the lifetime expected credit losses if the credit risk on that financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of that financial asset has not increased significantly since initial recognition, an entity shall measure the loss allowance for that financial asset at an amount equal to 12-month expected credit losses.

Financial Liabilities

The Bank derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate and the resulting gain or loss is recognized in the consolidated financial statement of profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and amortized over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

H.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Generally, this is not the case with a contractual compensation agreement; therefore, related assets and liabilities are presented with their gross amounts in the consolidated statement of financial position.

Income and expenses are presented on a net basis only when permitted under IFRS Standards, or for gains and losses arising from a group of similar transactions.

I.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, between market participants at the measurement date or, in its absence, the most advantageous market to which the Bank has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Bank measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Bank uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.

The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

J.	Allowances for losses on financial instruments

The allowances for losses on financial instruments are provided for losses derived from the expected credit losses, inherent in the loan portfolio, investment securities and loan commitments and financial guarantee contracts, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are recognized in profit or loss or in other comprehensive income depending on classification of the instrument. Incurred credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to profit or loss. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.

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

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

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

For the assignment of customer credit ratings, quantitative and qualitative criteria are applied, depending on whether the counterpart corresponds to a financial entity or a corporation, and broken down into several factors, which receive a weighting within the customer’s rating.

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

i)	Measurement of expected credit losses

Calculation of reserve for expected credit losses for financial instruments is made based on the risk rating resulting from the Bank’s internal model and considering, generally (certain exceptions apply), the worst among the country risk rating of the transaction and the customer risk rating.

The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 - 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 - 6	2.35	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.90	Caa1 - Caa3	Exposure in customers whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation carries certain risks.
8 - 9	30.67	Ca

Exposure in customers whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the operation is limited or restricted to certain terms, structure and types of credits.

10	100	C

Exposure in customers with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1)	Probability of default
(2)	Credit rating by Moody’s Investors Service.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	Stage 1: 12-month ECL, which applies to all financial instruments (from initial recognition) as long as there is no significant deterioration in credit quality, and

-	Stage 2 and 3: Lifetime ECL, which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest income is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest income is calculated on the carrying amount. Under Stage 3, when a financial asset subsequently becomes credit impaired (when a credit event has occurred), interest income is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired, and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate interest income on a gross basis.

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit are lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This assessment considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

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

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

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

- Collectively Assessed

For the purposes of a collective assessment of impairment, financial instruments are grouped according to similar credit risk characteristics. These characteristics are relevant to estimate cash flows for the groups of such assets, being indicative of the debtors’ ability to pay the amounts owed according to the contractual terms of the assets that are assessed.

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

ii)	Definition of Default

The Bank considers a financial asset to be in default when it presents any of the following characteristics:

-	The debtor is past due for more than 90 days in any of its obligations to the Bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was due for more than 30 days;
-	Deterioration in the financial condition of the customer, or the existence of other factors allowing to estimate the possibility that the balance of principal and interest on customers’ loans will not be fully recovered.

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

iii)	Significant increase in credit risk

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

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

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

Additionally, management also applies complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.4	Financial assets and liabilities (continued)

The reserve balances for expected credit losses, for credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance at the end of the period under review.

-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month ECL and lifetime probability of default to account for more than 12-month ECL. Default rates are based on Bladex’s historical portfolio performance per rating category, in addition to international rating agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.

-	Loss Given Default (LGD) = a factor is applied, based on historical information, as well as best practices in the banking industry, volatility and simulated scenarios based on forward-looking information. Management applies judgment and historical loss experience.

K.	Write-offs

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate enough cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.

4.5	Derivative financial instruments for risk management purposes and hedge accounting

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

Policy applicable for all hedging relationships

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

4.	Significant accounting policies (continued)

4.5	Derivative financial instruments for risk management purposes and hedge accounting (continued)

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swaps, cross-currency swaps and foreign exchange forward contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable. Changes in realized and unrealized gains and losses from these financial instruments are recognized as gains or losses on financial instruments.

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

i)         Hedge accounting relationship

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

ii)       Hedge ratio

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

iii)      Discontinuation of hedge accounting

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

4.	Significant accounting policies (continued)

4.5	Derivative financial instruments for risk management purposes and hedge accounting (continued)

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

4.6	Cash and cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

4.7	Loans

Loans are reported at their amortized cost in the consolidated statement of financial position, considering the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for expected credit losses. The loans recognized and designated as hedged items in qualifying fair value hedging relationships, are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Purchased loans are recorded at acquisition cost. The difference between the outstanding amount and the acquisition cost of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield and are expensed when incurred.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.8	Securities and other financial assets

Securities and other financial assets caption in the statement of financial position includes:

-	Debt investment securities measured at amortized cost; these are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;
-	Debt and equity investment securities measured at FVOCI; and
-	Debt investment securities measured at FVTPL

4.9	Deposits, borrowings and repurchase agreements

Liability deposits, borrowings and debt are accounted for at amortized cost, except for those designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Repurchase agreements are transactions in which the Bank sells a security and simultaneously agrees to repurchase that security (or an asset that is substantially identical) at a fixed price on a future date. The Bank continues to recognize the securities in their entirety in the consolidated statement of financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Because in the repurchase agreements the Bank sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement.

4.10	Loan commitments and financial guarantee contracts

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

4.11	Equipment and leasehold improvements

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
4.	Significant accounting policies (continued)

4.11	Equipment and leasehold improvements (continued)

Leasehold improvements, under operating leases are amortized on a straight-line basis calculated without exceeding the length of the respective lease contracts.

Right-of-use assets arising from IFRS 16 are included within this caption. The corresponding accounting policy regarding recognition and subsequent measurement is set out in Note 3.1.

Equipment and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in profit or loss in the year that the asset is derecognized.

4.12	Investment property

Property that is held with the intention of generating a return on rent, capital appreciation or under operating lease contracts and that are not occupied by the Bank, are classified as investment properties. Investment properties are initially measured at cost including all costs related to the transaction and, when applicable, the costs associated with their financing, except for those investment properties derived from sublease contracts recognized under IFRS 16 which are recognized at fair value. Subsequent to initial recognition, investment properties are measured at fair value.

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

Changes in fair value are recognized in profit or loss. Investment property is derecognized when disposed of.

When the Bank disposes of a property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in profit or loss as gain (loss) on non-financial assets.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment. Its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

4.13	Intangible assets

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
4.	Significant accounting policies (continued)

4.13	Intangible assets (continued)

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

4.14	Impairment of non-financial assets

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

4.15	Provisions

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

4.16	Share-based payments

Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stocks options and restricted stock units vested are exercised, the Bank’s policy is to sale treasury stock.

4.17	Equity

Reserves

Regulatory and capital reserves are established as appropriations from retained earnings and, as such, form part of retained earnings. Reductions of regulatory and capital reserves require the approval of the Bank’s Board of Directors and the SBP.

Other capital reserves, presented as other comprehensive income include:

-	Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the consolidated financial statements of foreign operations when the functional currency of the foreign operation is different from the US dollars, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

-	Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.

-	Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies (continued)

4.17	Equity (continued)

Treasury stock and contracts on own shares

The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury stock) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.

No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments, but is recognized directly in equity.

4.18	Earnings per share

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

4.19	Taxes

Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. Tax laws and regulations used to compute the amount are those that are enacted or substantively enacted by the reporting date.

-	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-	Bladex Representacao Ltda. is subject to income taxes in Brazil.
-	Bladex Development Corp. is subject to income taxes in Panama.
-	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-	The New York Agency and Bladex Holdings, Inc. incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Current and deferred tax

The current tax for the reporting date as well as for the deferred tax, result in a minimal amount, whereby the changes are presented in profit or loss as other operating expenses.

As of January 1st, 2019, IFRIC 23 – Uncertainty over income tax treatment took effect and it was applicable to the financial statements to be issued as of December 31st, 2019.

The Bank, together with its tax experts, have carried out the corresponding assessment to the applicable laws and regulations in its different jurisdictions concluding that there is no uncertainty about the tax treatments applied in each tax legislation.

4.20	Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial, which incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s commercial portfolio; and Treasury, which is responsible for the Bank’s funding and liquidity management, including its activities in investment securities, as well as management of the Bank’s interest rate, liquidity, price, and currency risks.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
4.	Significant accounting policies (continued)

4.21	Judgments, estimates and significant accounting assumptions

A	Judgments

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

Determining the reserve for expected credit losses

When establishing ECL, judgment is applied by management in order to assess the amount and opportunity of the future cash flows with the purpose of evaluating whether credit risk has significantly increased since initial recognition, taking into account the characteristics of the financial asset and the former patterns pre-established for similar financial assets. The changes in risk of default occurring within the next 12 months can be a reasonable approach of the changes in the risk measure according to the lifetime of the instrument. The Bank uses the changes in risk of default occurring within the next 12 months to determine if the credit risk has significantly increased since initial recognition, unless the circumstances indicate an assessment during the lifetime of the instrument is necessary.

i.	Significant increase of credit risk

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

ii.	Establishing groups of assets with similar credit risk characteristics

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

Determining the fair value on financial instruments

i.	Models and assumptions used

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

4.	Significant accounting policies (continued)

4.21	Judgments, estimates and significant accounting assumptions (continued)

ii.	Fair value measurement

When the fair values of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but if this is not available, judgment is required to establish fair values. The judgments include considerations of liquidity and model inputs such as volatility for longer–dated derivatives and discount rates, prepayment rates and default rate assumptions for asset-backed securities. The valuation of financial instruments is described in more detail in Note 7.

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

B. Estimates and assumptions

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

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern, even considering the events set out in Note 32. Therefore, the consolidated financial statements continue to be prepared on a going concern basis.

Impairment losses on loans at amortized cost

The Bank individually assesses all credit impaired loans at amortized cost at each reporting date to assess whether an impairment loss should be recorded in profit or loss. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results that may vary, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are assessed in groups of assets with similar risk characteristics. This is to determine whether a provision should be made due to incurred loss events for which there is objective evidence, but which effects are not yet evident. The collective assessment takes into account data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate price indices, country risk and the performance of various individual groups).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent gross carrying amounts. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Explanation of the terms ’Stage 1’, ’Stage 2’ and ’Stage 3’ is included in Note 4.4 (J).

Loans

December 31, 2019
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,928,401	—	—	2,928,401
Grades 5 - 6	0.75 - 3.95	2,330,150	85,173	—	2,415,323
Grades 7 - 8	3.96 - 30.67	343,606	143,822	—	487,428
Grades 9 - 10	30.68 - 100	—	—	61,845	61,845
		5,602,157	228,995	61,845	5,892,997
Loss allowance		(28,892)	(15,842)	(54,573)	(99,307)
Total		5,573,265	213,153	7,272	5,793,690

December 31, 2018
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.80	2,268,324	—	—	2,268,324
Grades 5 - 6	0.81 - 4.12	2,791,410	368,735	—	3,160,145
Grades 7 - 8	4.13 - 30.43	281,017	4,237	—	285,254
Grades 9 - 10	30.44 - 100	—	—	64,701	64,701
		5,340,751	372,972	64,701	5,778,424
Loss allowance		(34,957)	(16,389)	(49,439)	(100,785)
Total		5,305,794	356,583	15,262	5,677,639

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

Loan commitments and financial guarantees issued

December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	153,874	—	—	153,874
Grades 5 - 6	0.75 - 3.95	150,631	27,446	—	178,077
Grades 7 - 8	3.96 - 30.67	161,421	—	—	161,421
		465,926	27,446	—	493,372

Customers’ liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	13,367	—	—	13,367
Grades 5 - 6	0.75 - 3.95	5,491	—	—	5,491
Grades 7 - 8	3.96 - 30.67	96,824	—	—	96,824
		115,682	—	—	115,682
		581,608	27,446	—	609,054
Loss allowance		(2,683)	(361)	—	(3,044)
Total		578,925	27,085	—	606,010

December 31, 2018
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.80	111,224	—	—	111,224
Grades 5 - 6	0.81 - 4.12	126,046	16,318	—	142,364
Grades 7 - 8	4.13 - 30.43	248,299	—	—	248,299
		485,569	16,318	—	501,887

Customers’ liabilities under acceptances
Grades 1 - 4	0.03 - 0.80	7,750	—	—	7,750
Grades 5 - 6	0.81 - 4.12	—	—	—	—
Grades 7 - 8	4.13 - 30.43	1,946	—	—	1,946
		9,696	—	—	9,696
		495,265	16,318	—	511,583
Loss allowance		(3,089)	(200)	—	(3,289)
Total		492,176	16,118	—	508,294

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	73,047	—	—	73,047
Grades 5 - 6	0.75 - 3.95	—	1,500	—	1,500
		73,047	1,500	—	74,547
Loss allowance		(103)	(10)	—	(113)
Total		72,944	1,490	—	74,434

December 31, 2018
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.80	83,835	—	—	83,835
Grades 5 - 6	0.81 - 4.12	—	1,491	—	1,491
		83,835	1,491	—	85,326
Loss allowance		(113)	(27)	—	(140)
Total		83,722	1,464	—	85,186

Securities at fair value through other comprehensive income (FVOCI)

December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	5,094	—	—	5,094
		5,094	—	—	5,094
Loss allowance		—	—	—	—
Total		5,094	—	—	5,094

December 31, 2018
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.80	18,911	—	—	18,911
Grades 5 - 6	0.81 - 4.12	—	2,887	—	2,887
		18,911	2,887	—	21,798
Loss allowance		(33)	(140)	—	(173)
Total		18,878	2,747	—	21,625

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans in stages 1, 2 and 3:

	December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,602,157	228,995	47,169	5,878,321
Past due
90-120 days	—	—	3,724	3,724
151-180 days	—	—	—	—
More than 180 days	—	—	10,952	10,952
Total past due	—	—	14,676	14,676
Total	5,602,157	228,995	61,845	5,892,997

	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,340,751	372,972	57,025	5,770,748
Past due
90-120 days	—	—	2,410	2,410
151-180 days	—	—	2,857	2,857
More than 180 days	—	—	2,409	2,409
Total past due	—	—	7,676	7,676
Total	5,340,751	372,972	64,701	5,778,424

As of December 31, 2019 and 2018, other financial assets were no past due or impaired balances.

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank’s derivative transactions are generally fully secured by cash.

	December 31, 2019
	Notional value USD	Derivative financial instrument - fair value asset	Derivative financial instrument - fair value liabilities
Interest rate swaps	521,333	407	(1,903)
Cross-currency swaps	369,869	10,125	(10,197)
Foreign exchange forwards	74,471	625	(2,575)
Total	965,673	11,157	(14,675)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

A.	Credit risk (continued)

	December 31, 2018
	Notional value USD	Derivative financial instrument - fair value asset	Derivative financial instrument - fair value liabilities
Interest rate swaps	893,500	621	(9,410)
Cross-currency swaps	249,782	1,134	(17,378)
Foreign exchange forwards	182,494	933	(7,255)
Total	1,325,776	2,688	(34,043)

ii.	Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

Derivatives and repurchase agreements

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

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Loans

The main types of collateral obtained are, as follows:

-	For commercial lending, liens on real estate property, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed property in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed property for business use.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2019, and 2018, the coverage ratio to the carrying amount of the loan portfolio was 12% and 8% respectively.

iii.	Implementation of forward-looking information

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition through customer and country rating models which include projections of the inputs under analysis.

Supplementary, for the expected credit loss measurement the results of the alert model can be considered, which are analyzed through a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomics factors. These estimates and assumptions are supported by a base scenario associated to a probability of occurrence of 95%. Other scenarios represent optimistic and pessimistic results. The implementation and interpretation of the outcomes of the alert are based on the expert judgement of management, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

The external information could include economic data and projections published by governmental committees, monetary agencies (e.g., Federal Reserve Bank and from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.

Principal macroeconomies variables of the country rating model with forward-looking scenarios are:

Variables	Description
GDP Growth (Var. %)	% Variation in the growth of the Gross Domestic Product (GDP)
ComEx Growth (Var. %)	% Variation in foreign trade growth (Exp. + Imp.)

The model uses, as main inputs, the following macroeconomic variables: the percentage variation of the gross domestic product of Latin America and the percentage of the foreign trade index growth. The main movements and changes in the variables are analyzed, in general and in particular for each country in the region. This historical and projected information over a period of five years allows Management a complementary means to estimate the macroeconomic effects in the Bank’s portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

The table below lists the macroeconomic assumptions by country used in the base, optimistic and pessimistic scenarios over the five-year average forecast period.

		Variable
		GDP Growth (Var.%)		ComEx Growth Index (Var.%)
Country	Scenario	2019	2018	2019	2018
Brazil	Central	2.0%	1.7%	4.1%	5.6%
	Upside	3.0%	2.7%	7.6%	9.1%
	Downside	0.6%	0.3%	0.1%	1.6%
Colombia	Central	3.4%	3.1%	6.6%	7.3%
	Upside	4.5%	4.2%	9.6%	10.3%
	Downside	2.1%	1.8%	3.1%	3.8%
Mexico	Central	1.5%	1.5%	2.2%	3.0%
	Upside	2.5%	2.5%	6.2%	7.0%
	Downside	0.3%	0.3%	-2.3%	-1.5%
Chile	Central	2.2%	2.4%	3.1%	4.1%
	Upside	3.3%	3.5%	6.6%	7.6%
	Downside	1.0%	1.2%	-0.9%	0.1%
Ecuador	Central	1.3%	1.1%	4.6%	6.3%
	Upside	2.3%	2.1%	7.6%	9.3%
	Downside	-0.2%	-0.4%	1.1%	2.8%
Guatemala	Central	3.5%	3.4%	4.1%	3.4%
	Upside	4.5%	4.4%	7.1%	6.4%
	Downside	2.3%	2.2%	0.6%	-0.1%
Dominican Republic	Central	5.0%	5.4%	5.8%	6.4%
	Upside	6.2%	6.6%	9.3%	9.9%
	Downside	3.7%	4.1%	1.8%	2.4%
Panama	Central	4.6%	4.3%	3.0%	3.3%
	Upside	6.1%	5.8%	6.0%	6.3%
	Downside	3.2%	2.9%	-0.5%	-0.2%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

iv.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument. The basis for determining transfers due to changes in credit risk is set out in our accounting policy; see Note 4.4(J)

Loans

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785
Transfer to lifetime expected credit losses	(2,488)	2,488	—	—
Net effect of changes in allowance for expected credit losses	(2,154)	5,881	7,987	11,714
Financial instruments that have been derecognized during the year	(27,118)	(8,916)	(500)	(36,534)
New financial assets originated or purchased	25,695	—	—	25,695
Write-offs	—	—	(2,405)	(2,405)
Recoveries	—	—	52	52
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses	(514)	514	—	—
Transfer to credit-impaired financial instruments	(111)	(7,864)	7,975	—
Transfer to 12-month expected credit losses	4,471	(4,471)	—	—
Net effect of changes in reserve for expected credit losses	(4,665)	5,823	55,153	56,311
Financial instruments that have been derecognized during the year	(16,400)	(11,090)	—	(27,490)
New financial assets originated or purchased	32,355	—	—	32,355
Write-offs	—	—	(41,686)	(41,686)
Recoveries	—	—	1	1
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	113	27	—	140
Net effect of changes in allowance for expected credit losses	(1)	(17)	—	(18)
Financial instruments that have been derecognized during the year	(46)	—	—	(46)
New financial assets originated or purchased	37	—	—	37
Allowance for expected credit losses as of December 31, 2019	103	10	—	113

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2017	144	52	—	196
Net effect of changes in reserve for expected credit losses	(23)	(25)	—	(48)
Financial instruments that have been derecognized during the year	(64)	—	—	(64)
New financial assets originated or purchased	56	—	—	56
Allowance for expected credit losses as of December 31, 2018	113	27	—	140

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	33	140	—	173
Financial instruments that have been derecognized during the year	(33)	(140)	—	(173)
Allowance for expected credit losses as of December 31, 2019	—	—	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)
	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2017	24	198	—	222
Transfer to lifetime expected credit losses	(5)	(58)	—	(63)
New financial assets originated or purchased	14	—	—	14
Allowance for expected credit losses as of December 31, 2018	33	140	—	173

Loan commitments and financial guarantee contracts

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate expected credit losses of customers’ liabilities under acceptances and items such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	3,089	200	—	3,289
Net effect of changes in reserve for expected credit loss	(17)	170	—	153
Financial instruments that have been derecognized during the year	(2,497)	(9)	—	(2,506)
New instruments originated or purchased	2,108	—	—	2,108
Allowance for expected credit losses as of December 30, 2019	2,683	361	—	3,044

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	—	6,845
Transfer to lifetime expected credit losses	(31)	31	—	—
Net effect of changes in reserve for expected credit loss	13	169	—	182
Financial instruments that have been derecognized during the year	(1,179)	(5,487)	—	(6,666)
New instruments originated or purchased	2,928	—	—	2,928
Allowance for expected credit losses as of December 31, 2018	3,089	200	—	3,289

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The ‘impairment losses on financial instruments’ line item in the consolidated statement of profit or loss and other comprehensive income.

			Securities
December 31, 2019	Loans	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	11,714	153	(18)	—	11,849
Financial instruments that have been derecognized during the year	(36,534)	(2,506)	(46)	(173)	(39,259)
New financial assets originated or purchased	25,695	2,108	37	—	27,840
Total	875	(245)	(27)	(173)	430

			Securities
December 31, 2018	Loans	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	56,311	182	(48)	(63)	56,382
Financial instruments that have been derecognized during the year	(27,490)	(6,666)	(64)	—	(34,220)
New financial assets originated or purchased	32,355	2,928	56	14	35,353
Total	61,176	(3,556)	(56)	(49)	57,515

			Securities
December 31, 2017	Loans	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	35,584	799	(45)	(71)	36,267
Financial instruments that have been derecognized during the year	(44,088)	(971)	(440)	(12)	(45,511)
New financial assets originated or purchased	17,363	1,241	79	—	18,683
Total	8,859	1,069	(406)	(83)	9,439

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

A.	Credit risk (continued)

v.	Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the net carrying amount of credit-impaired loans.

	2019	2018
Credit-impaired loans and advances at January 1,	49,439	27,996
Classified as credit-impaired during the year	—	7,975
Change in expected credit losses allowance	7,664	54,342
Release for asset sale	(500)	—
Recoveries of amounts previously written off	52	1
Interest income	323	811
Write-offs	(2,405)	(41,686)
Credit-impaired loans and advances at December 31,	54,573	49,439

vi.	Modified financial assets

As of December 31, 2018, the Bank received a new financial asset (debentures) with a fair value of $8.8 million as part of a restructured loan with a book value of $35 million. The remaining balance of $26.2 million was written off against the allowance for loan losses.

vii.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

Concentration by sector and industry

			Securities
	Loans		At amortized cost		FVOCI		Loan commitments and financial guarantee contracts
	2019	2018	2019	2018	2019	2018	2019	2018
Carrying amount - principal	5,892,997	5,778,424	74,547	85,326	5,094	21,798	115,682	9,696
Amount committed/guaranteed	—	—	—	—	—	—	493,372	501,887

Concentration by sector
Corporations:
Private	1,782,808	1,893,696	2,998	7,264	—	—	213,161	196,663
State-owned	780,491	742,912	23,792	23,816	—	7,743	69,821	97,142
Financial institutions:
Private	2,692,787	2,458,690	19,276	12,642	—	6,157	75,130	13,093
State-owned	589,690	624,100	—	—	—	2,887	250,941	204,685
Sovereign	47,221	59,026	28,481	41,604	5,094	5,011	—	—
Total	5,892,997	5,778,424	74,547	85,326	5,094	21,798	609,054	511,583

Concentration by industry
Financial institutions	3,282,477	3,082,790	19,276	12,642	—	9,044	326,071	217,778
Industrial	925,375	986,262	21,658	25,826	—	—	143,560	66,117
Oil and petroleum derived products	561,068	634,615	5,132	5,254	—	7,743	71,571	94,271
Agricultural	327,288	446,960	—	—	—	—	—	—
Services	370,753	393,925	—	—	—	—	20,497	47,137
Mining	162,364	20,000	—	—	—	—	—	—
Sovereign	47,221	59,026	28,481	41,604	5,094	5,011	—	—
Other	216,451	154,846	—	—	—	—	47,355	86,280
Total	5,892,997	5,778,424	74,547	85,326	5,094	21,798	609,054	511,583

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

			Securities
	Loans		At amortized cost		FVOCI		Loan commitments and financial guarantee contracts
	2019	2018	2019	2018	2019	2018	2019	2018
Carrying amount - principal	5,892,997	5,778,424	74,547	85,326	5,094	21,798	115,682	9,696
Amount committed/guaranteed	—	—	—	—	—	—	493,372	501,887

Rating
1-4	2,928,401	2,268,324	73,047	83,835	5,094	18,911	167,241	118,974
5-6	2,415,323	3,160,145	1,500	1,491	—	2,887	183,568	142,364
7-8	487,428	285,254	—	—	—	—	258,245	250,245
8	—	—	—	—	—	—	—	—
9	—	64,701	—	—	—	—	—	—
10	61,845	—	—	—	—	—	—	—
Total	5,892,997	5,778,424	74,547	85,326	5,094	21,798	609,054	511,583

Concentration by country
Argentina	226,481	604,112	—	—	—	—	—	6,980
Belgium	13,742	13,278	—	—	—	—	—	—
Bolivia	7,000	14,187	—	—	—	—	400	293
Brazil	1,015,316	1,156,223	1,500	1,491	—	2,887	50,000	50,000
Canada	—	—	—	—	—	—	657	422
Chile	683,132	176,976	—	—	5,094	5,011	8	—
Colombia	906,092	625,932	15,338	28,183	—	—	50,610	52,000
Costa Rica	220,380	370,087	—	—	—	—	59,161	38,598
Dominican Republic	289,853	301,067	—	—	—	—	16,500	16,500
Ecuador	174,267	188,445	—	—	—	—	252,391	249,170
El Salvador	54,233	70,048	—	—	—	—	5,555	824
France	152,530	—	—	—	—	—	47,906	—
Germany	34,613	17,500	—	—	—	—	—	18,000
Guatemala	278,557	328,830	—	—	—	—	44,200	15,293
Honduras	128,937	89,205	—	—	—	—	300	250
Hong Kong	10,400	—	—	—	—	—	—	—
Jamaica	38,312	21,727	—	—	—	—	—	—
Luxembourg	59,813	17,664	—	—	—	—	—	—
Mexico	754,465	867,441	21,505	27,123	—	—	27,377	22,731
Nicaragua	—	—	—	—	—	—	—	—
Panama	268,356	485,546	36,204	28,529	—	6,157	25,304	34,897
Paraguay	127,970	158,685	—	—	—	—	10,652	—
Peru	150,301	78,191	—	—	—	—	8,033	4,875
Singapore	90,955	38,500	—	—	—	—	—	—
Switzerland	—	—	—	—	—	—	10,000	—
Trinidad and Tobago	181,676	144,874	—	—	—	7,743	—	—
United States of America	25,000	—	—	—	—	—	—	—
Uruguay	619	9,906	—	—	—	—	—	750
Total	5,892,997	5,778,424	74,547	85,326	5,094	21,798	609,054	511,583

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

vii.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

December 31, 2019
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	11,157	-	11,157	-	(9,350)	1,807
Total	11,157	-	11,157	-	(9,350)	1,807

December 31, 2018
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	2,688	-	2,688	-	(1,496)	1,192
Total	2,688	-	2,688	-	(1,496)	1,192

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase and derivative financial instruments – liabilities

December 31, 2019
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral pledged

Securities sold under repurchase agreements	(40,530)	-	(40,530)	41,937	320	1,727

Derivative financial instruments used for hedging	(14,675)	-	(14,675)	-	14,632	(43)
Total	(55,205)	-	(55,205)	41,937	14,952	1,684

December 31, 2018
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral pledged

Securities sold under repurchase agreements	(39,767)	-	(39,767)	43,628	-	3,861

Derivative financial instruments used for hedging	(34,043)	-	(34,043)	-	35,960	1,917
Total	(73,810)	-	(73,810)	43,628	35,960	5,778

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and short-term funding. For this purpose, ‘net liquid assets’ includes cash and cash equivalents which consist of deposits from banks, customers, debt securities issued, other borrowings and commitments maturing within the next month.

The following table details the Bank’s liquidity ratios, described in the previous paragraph, as of December 31, 2019 and 2018, respectively, along with average information for the year:

	December 31, 2019	December 31, 2018
At December 31,	52.48%	92.83%
Year average	37.82%	52.17%
Maximum of the year	53.38%	112.96%
Minimum of the year	23.23%	21.98%

The following table include the Bank’s liquid assets by geographical location:

(in millions of USD dollars)	December 31, 2019	December 31, 2018
United State of America	1,132	1,650
Other countries O.E.C.D	4	50
Latin America	4	6
Other Countries	20	—
Total	1,160	1,706

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

(in millions of USD dollars)	December 31, 2019	December 31, 2018
Demands liabilities and overnight	86	725
% Demands liabilities and overnight of total deposits	2.97%	24.00%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	December 31, 2019	December 31, 2018
Total liquid assets	1,160	1,706
% Total assets of total liabilities	40.15%	57.00%
% Total liquid assets in the U.S. Federal Reserve	97.37%	97.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

B.	Liquidity risk (continued)

The remaining liquid assets were composed of short-term deposits in other banks.

While the Bank’s liabilities generally expire in shorter periods than their assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, because the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	December 31, 2019	December 31, 2018
Loan portfolio and investment portfolio less than/equal to 1 year according to its original term	3,485	3,912
Average term (days)	189	226

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity based over one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	December 31, 2019	December 31, 2018
Loan portfolio and investment portfolio greater to 1 year according to its original term	2,497	1,990
Average term (days)	1,185	1,350

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

B.	Liquidity risk

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	December 31, 2019
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount
Assets
Cash and due from banks	1,178,288	—	—	—	—	1,178,288	1,178,170
Securities and other financial assets, net	16,684	6,457	7,293	54,544	6,492	91,470	88,794
Loans, net	1,960,381	967,594	1,207,469	1,822,519	150,742	6,108,705	5,823,333
Derivative financial instruments - assets	—	625	—	10,532	—	11,157	11,157
Total	3,155,353	974,676	1,214,762	1,887,595	157,234	7,389,620	7,101,454

Liabilities
Deposits	(2,574,180)	(198,786)	(122,680)	—	—	(2,895,646)	(2,893,555)
Securities sold under repurchase agreements	(40,691)	—	—	—	—	(40,691)	(40,530)
Borrowings and debt, net	(1,407,612)	(451,736)	(230,776)	(1,147,699)	(13,422)	(3,251,245)	(3,148,864)
Derivative financial instruments - liabilities	(2,425)	(775)	(1,711)	(12,014)	—	(16,925)	(14,675)
Total	(4,024,908)	(651,297)	(355,167)	(1,159,713)	(13,422)	(6,204,507)	(6,097,624)

Contingencies
Confirmed lettes of credit	84,235	77,493	7,592	—	—	169,320	169,320
Stand-by letters of credit and guaranteed	35,906	95,440	114,078	10,057	—	255,481	255,481
Credit commitments	—	—	—	68,571	—	68,571	68,571
Total	120,141	172,933	121,670	78,628	—	493,372	493,372
Net position	(989,696)	150,446	737,925	649,254	143,812	691,741	510,458

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

B.	Liquidity risk (continued)

	December 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount
Assets
Cash and due from banks	1,745,671	—	—	—	—	1,745,671	1,745,652
Securities and other financial assets, net	14,870	5,152	21,702	69,802	13,993	125,519	123,598
Loans, net	1,873,995	1,434,229	972,201	1,611,558	19,785	5,911,768	5,702,258
Derivative financial instruments - assets	(2,104)	19	78	1,111	—	(896)	2,688
Total	3,632,432	1,439,400	993,981	1,682,471	33,778	7,782,062	7,574,196

Liabilities
Deposits	(2,515,096)	(291,804)	(184,360)	—	—	(2,991,260)	(2,982,976)
Securities sold under repurchase agreements	(11,604)	—	(28,873)	—	—	(40,477)	(39,767)
Borrowings and debt, net	(956,634)	(402,871)	(958,442)	(1,281,454)	(68,464)	(3,667,865)	(3,532,209)
Derivative financial instruments - liabilities	(4,421)	(8,516)	(3,946)	(8,634)	(3,260)	(28,777)	(34,043)
Total	(3,487,755)	(703,191)	(1,175,621)	(1,290,088)	(71,724)	(6,728,379)	(6,588,995)

Contingencies
Confirmed letters of credit	75,720	141,985	1,283	—	—	218,988	218,988
Stand-by letters of credit and guaranteed	75,273	31,107	73,176	200	—	179,756	179,756
Credit commitments	36,000	—	—	67,143	—	103,143	103,143
Total	186,993	173,092	74,459	67,343	—	501,887	501,887
Net position	(42,316)	563,117	(256,099)	325,040	(37,946)	551,796	483,314

The amounts in the table above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.
Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that have simultaneous gross and the net amounts for derivatives that are net settled.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents, which can be readily sold to meet liquidity requirements. In addition, the Bank maintains agreed lines of credit with other banks and holds unencumbered assets eligible for use as collateral with banks.

The following table sets out the components of the Banks’s liquidity reserves:

	December 31,		December 31,
	2019		2018
	Amount	Fair Value	Amount	Fair Value
Balance with Central Banks	1,129,016	1,129,016	1,648,306	1,648,306
Cash and balances with other bank	49,154	49,154	97,346	97,346
Undrawn credit lines granted by others banks, unannounced	1,773,000	1,773,000	1,365,000	1,365,000
Total Liquidity reserves	2,951,170	2,951,170	3,110,652	3,110,652

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

December 31, 2019
	Guaranteed	Available as collateral
Cash and due from banks	18,452	1,159,718
Notional of investment securities	40,531	38,045
Loan portfolio	—	5,823,333
Total assets	58,983	7,021,096

December 31, 2018
	Guaranteed	Available as collateral
Cash and due from banks	39,460	1,706,192
Notional of investment securities	39,767	66,601
Loan portfolio	—	5,702,258
Total assets	79,227	7,475,051

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

C.	Market risk

For the definition of market risk and information on how the Bank manages the market risks of trading and non-trading portfolios, see note 6.

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	December 31, 2019
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	1,155,155	—	—	—	—	—	1,155,155
Securities and other financial assets	14,935	6,351	5,055	53,300	—	—	79,641
Loans	4,031,432	1,096,355	548,028	208,443	8,739	—	5,892,997
Total assets	5,201,522	1,102,706	553,083	261,743	8,739	—	7,127,793

Liabilities
Demand deposits and time deposits	(2,570,324)	(197,300)	(120,419)	—	—	(293)	(2,888,336)
Securities sold repurchase agreements	(40,530)	—	—	—	—	—	(40,530)
Borrowings and debt	(2,534,382)	(401,432)	(25,261)	(157,321)	—	(19,914)	(3,138,310)
Total liabilities	(5,145,236)	(598,732)	(145,680)	(157,321)	—	(20,207)	(6,067,176)

Net effect of derivative financial instruments held for interest risk management	(2,425)	(150)	(1,711)	(1,482)	—	—	(5,768)
Total interest rate sensitivity	53,861	503,824	405,692	102,940	8,739	(20,207)	1,054,849

	December 31, 2018
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	1,736,008	—	—	—	—	—	1,736,008
Securities and other financial assets	12,833	3,279	20,182	64,673	6,157	—	107,124
Loans	4,002,558	1,259,088	331,875	177,301	7,602	—	5,778,424
Total assets	5,751,399	1,262,367	352,057	241,974	13,759	—	7,621,556

Liabilities
Demand deposits and time deposits	(2,504,077)	(285,492)	(181,253)	—	—	—	(2,970,822)
Securities sold under repurchase agreements	(11,535)	—	(28,232)	—	—	—	(39,767)
Borrowings and debt	(2,827,219)	(142,799)	(78,572)	(409,541)	(60,315)	—	(3,518,446)
Total liabilities	(5,342,831)	(428,291)	(288,057)	(409,541)	(60,315)	—	(6,529,035)
Net effect of derivative financial instruments held for interest risk management	(139,362)	58,748	(159,500)	160,037	57,188	—	(22,889)
Total interest rate sensitivity	269,206	892,824	(95,500)	(7,530)	10,632	—	1,069,632

Management of interest rate risk is complemented by monitoring the sensitivity of the Bank’s financial assets and liabilities to various standard interest rate scenarios. Standard scenarios that are considered on a monthly basis include a 50bps, 100bps and 200bps, respectively, parallel fall or rise in all yield curves which are assessed accordingly to market conditions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
5.	Financial Risk (continued)

C.	Market risk (continued)

The following is an analysis of the Bank’s sensitivity to an increase or decrease in market interest rates, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on Equity

December 31, 2019	+200 bps	14,297	(66,840)
	-200 bps	(14,297)	66,840

December 31, 2018	+200 bps	5,881	(20,508)
	-200 bps	(5,298)	20,508

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last year interest rate volatility.

i.	Exposure to currency risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities which are included in other assets and liabilities based on their fair value.

	December 31, 2019
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.02	1.12	108.67	3,287.50	18.88
Assets
Cash and due from banks	274	17	4	34	4,243	58	4,630
Loans	—	—	—	—	473,729	—	473,729
Total Assets	274	17	4	34	477,972	58	478,359

Liabilities
Borrowings and debt	—	—	—	—	(478,038)	—	(478,038)
Total liabilities	—	—	—	—	(478,038)	—	(478,038)

Net currency position	274	17	4	34	(66)	58	321

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial Risk (continued)

C.	Market risk (continued)

	December 31, 2018
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	3.87	1.14	109.98	3,253.00	19.66
Assets
Cash and due from banks	291	16	1	62	505	44	919
Loans	—	—	—	—	173,953	—	173,953
Total Assets	291	16	1	62	174,458	44	174,872

Liabilities
Borrowings and debt	—	—	—	—	(173,577)	—	(173,577)
Total liabilities	—	—	—	—	(173,577)	—	(173,577)

Net currency position	291	16	1	62	881	44	1,295

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Renminbi.

6.	Financial risk management

The risk is inherent to the Bank’s activities. Risks are classified into two categories: financial and non-financial risks. Financial risks are those associated within the Bank’s business model, with impact in the Bank’s consolidated statement of financial position and profit or loss, as follows: country risk, credit risk, market risk and liquidity risk. Non-financial risks are those related to the Bank’s operating model and the regulatory environment that may affect the integrity of the information, the Bank’s reputation and also its profit or loss accounts, as follows: operational, technological, cyber security, compliance (know your customer, money laundering, terrorism financing), environmental, fraud risks, among others.

Lead by the Head of Integral Risk Management, an ongoing process of identification, measurement, monitoring, control, mitigation and reporting to all operating areas within the Bank is carried out continuously, considering the different types of risk to which the Bank is exposed according to the size and complexity of its operations, products and services.

The Bank has in place policies, standards and procedures, structures, and manuals associated to the integral risk management, designed to identify potential events that may affect it, all of which are consistent with the risk profile of the business, considering the complexity and the volume of its operations.

The Board of Directors is responsible for establishing the Bank’s acceptable risk profile, for which it has the knowledge and understanding of the risks to which the Bank is exposed to. The Board of Directors designate the members of the Risk Policy and Assessment Committee (CPER, for its Spanish acronym), which is responsible for overseeing the overall risk process within the Bank.

CPER oversees the assessment and recommendation for approval to the Board of Directors of all the policies related to a reasonable Risk Management. Furthermore, the Committee also reviews and assesses the exposure, within the risk levels stated in its policies, by which the Bank is willing to assume the various risks it faces through the business management.

The Head of Integral Risk Management directly reports to the CEO and the CPER, and has as a main duty to ensure the comprehensive risk management of the Bank’s operating model and IT platform, as well as for the financial and credit related risks, being responsible for implementing and maintaining risk-related procedures in place to ensure that an independent control process is kept, monitoring the compliance of the risk principles, policies and limits at all levels throughout the Bank. The Head of Integral Risk Management works closely with CPER to ensure that procedures are consistent with the Integral Risk Management Governance Framework.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

Risk Management Committees:

-	Operational and Information Security Risk Committee
-	Country Risk Committee
-	Credit Committee (Management Credit Committee / Board of Directors Delegate Credit Committee / CPER)
-	Management and monitoring Committee
-	Asset and Liability Committee (ALCO)

A.	Credit risk

As part of the embedded risk, the Bank will incur in losses and/or its assets will be impaired as a result of the failure of its borrowers to comply in a timely manner or to meet the terms of credit agreements.

The Bank’s customer base consists primarily of corporations, large companies, local and regional financial institutions, as well as state-owned enterprises. The Bank focuses its risk assessment on an in-depth analysis of the entity or economic group that involves: the nature of the business, the countries where it operates, types of products offered, duration of the relationship, track record and reputation, among others.

Credit risk management comprises two main stages: origination and monitoring. The credit origination process involves the activities of identifying and analyzing the customer’s creditworthiness and approving the terms and conditions for credit extensions. The monitoring process consists of annual credit reviews of existing exposures, “ad hoc” reviews on a case-by-case basis when conditions so require, and portfolio reviews by the Bank’s credit committees. The objective is to maximize the risk-adjusted rate of return by keeping credit risk exposures within acceptable parameters. This process involves the Risk and Business Units under the supervision of the Board of Directors, through the Risk Policy and Assessment Committee (CPER).

The Bank has developed internally a loss model to determine the required level of expected credit losses associated with potential losses in financial instruments, based on IFRS 9 - Financial Instruments.

Individually assessed reserves

The Bank individually assesses the appropriate reserves for certain significant financial asset, by considering interest payment delays, credit rating downgrading or any breach of the original contractual terms. Factors considered when determining a reserve include the sustainability of the counterparty’s business plan, its ability to improve performance when facing a difficult financial situation, projected payments and expected results in the event of bankruptcy, the availability of other financial support, the realizable value of collateral, and the timing of expected cash flows. Impairment loss is assessed at each report date, unless unforeseen circumstances require special attention.

Collectively assessed reserves

Reserves are separately assessed at each reporting date for each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, to determine whether it is appropriate to provide for, due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in individual loan assessments. The collective assessment considers either portfolio information (e.g. historical losses in the portfolio, delinquency levels, credit utilization, loan-to-collateral ratios and expected collections and recoveries after impairment) or economic data (such as current economic conditions, unemployment, local or industry-specific situations).

The Bank generally supports its assessment on historical experience and forward-looking information. However, when significant market, regional and/or global events occur, the Bank includes these macroeconomic factors in its assessments. Depending on the characteristics of the individual or collective assessment, these factors include: unemployment rates, current levels of impaired debt, changes in law, changes in regulation, bankruptcy trends and other consumer data. The Bank may use the above factors, as appropriate, to adjust for impairment.

The time elapsed since a loss is incurred and a specific individual reserve requirement its identified should be taken into consideration for the evaluation. The impairment reserve is reviewed by credit management to ensure alignment with the Bank’s general policy.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
6.	Financial risk management (continued)

A.	Credit risk (continued)

Financial guarantees and letters of credit are assessed in a similar manner to amortized cost loans.

A supplemental qualitative review may result in adjustments to the level of provisions, based on prospective reviews of potential risk scenarios for businesses or loans not yet captured in the Bank’s historical information.

The Bank has developed an internal customer, counterparty and country rating model, which allows for proactive risk management in terms of exposure limits, transaction typology and time limits, among others.

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position at fair value. With derivatives that are settled gross, the Bank is also exposed to settlement risk, which is the risk that the Bank will honor its obligation, but the counterparty will be unable to deliver the value of the consideration.

Credit Commitments.

The Bank makes available to its customers guarantees that may require the Bank to make payments on behalf of these customers and to take on commitments to issue lines of credit to ensure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers for a specific event, usually related to the import or export of goods. Such commitments expose the Bank to risks similar to those loans which are mitigated by the same controls established in processes and policies.

B.	Liquidity risk

Liquidity risk is the possibility of an economic loss to the Bank due to the difficulty in liquidating assets or obtaining financial resources on normal terms.

The Bank conducts daily reviews of the Liquidity Coverage Ratio (LCR). The LCR methodology follows local standards and guidelines recommended by the Basel Committee. The Bank also monitors the Net Stable Funding Rate (NSFR), to maintain an adequate funding structure over the long term.

Liquidity is controlled through the periodic review of:

-	The maturity schedule to identify maturity “gaps” in the various time frames.
-	Deposit concentration report to identify possible increases in amounts and maturities that may affect the Bank’s liquidity.

The Bank has a Liquidity Contingency Plan in place, which was designed to monitor a series of indicators that could trigger a liquidity event, with possible impact on the Bank’s operations and establishes an action plan so that the Bank’s liquidity is always assured.

C.	Market risk

Market risk is the risk that the value of the Bank’s assets and liabilities will decline due to changes in market conditions that may adversely affect its income. The risk is inherent in the financial instruments associated with the Bank’s operations and activities, including: loans, investments and securities, liabilities and debt, derivatives, etc. The main risks include: interest rate risk and foreign exchange risk, which can affect asset prices and result in losses for the Bank.

With respect to interest rate risk management, the Bank’s policy requires Management to assess the asset and liability positions in order to reduce potential adverse impacts on net interest income due to market interest rates fluctuations.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
6.	Financial risk management (continued)

The Bank manages interest rate risk by closely monitoring the appreciation of the assets and liabilities through hedging to reduce potential negative impacts on earnings and capital.

Management conducts periodic sensitivity analyses simulating market changes in interest rates to determine potential impacts on net interest income (both upward and downward). In addition, the Bank monitors the DV01 limit, for which a parallel 1-base point shock is applied to the interest rate curve and assesses if there is any impact on capital.

Foreign exchange risk is the risk of change in the market value of a financial instrument due to fluctuations in the exchange rate of a given currency. The Bank operates primarily in U.S. dollars, so exposure to this type of risk is minimized. For transactions in currencies other than the US dollar, the Bank manages the exchange rate risk by arranging derivative instruments for hedging purposes, or by establishing natural hedges matching assets and liabilities expressed in the same currency. For liquidity positions, the Bank has established thresholds in order to limit the maximum level of exposure.

D.	Operational risk

Operational risk is the possibility of incurring losses due to deficiencies, failures or inadequacies in human resources, processes, technology, infrastructure, management information, models used, or the occurrence of external events. If this occurs, it can damage the Bank’s reputation and result in regulatory sanctions, which can lead to financial losses. The Bank, like any other financial institution, is exposed to operational risks.

Bladex’s main objective with Operational Risk Management is to reduce losses generated from operational risk and maintain an adequate administration thereof through the use of established management tools such as: risk profile, risk mapping, global and specific limits, operational risk indicators, and using as well the analysis of what is recorded in the Events and Incidents Database in order to monitor action plans of the actual or potential risks.

The Bank emphasizes the awareness of its employees, promoting a Risk Management culture that has continuity over time and that allows them to understand and assimilate the importance of this concept from each of the processes that are executed within their areas. This is done throughout the training of all employees on an annual basis to raise their awareness in general terms of operational risks and to include updates on the standard or regulatory laws as required.

E.	Fraud risk

Fraud is any intentional act or omission designed to deceive others, resulting in a loss for the victim and/or a gain for the perpetrator.

Identification of fraud risk considers both internal and external factors, and their impact on the achievement of the Bank’s objectives. Internal fraud is related to losses arising from any type of action, involving Bank employees, aimed at defrauding, misappropriating property or violating regulations, laws or internal policies. External fraud is related to losses arising from any type of action by a third party aimed at defrauding, misappropriating property or infringing the law.

To manage this risk, the Bank has a general fraud risk management program in place, which includes: establishing fraud risk governance policies, evaluating fraud risk, designing and developing control activities to prevent and detect fraud, and investigating fraud, in addition to monitoring and evaluating the fraud risk management program.

F.	Cybersecurity

Cybersecurity or information technology security refers to the procedures designed, and measures implemented to protect computers, networks, programs and data against cyber-attacks, in other words, unauthorized access or attacks aimed at operating, or misusing, the Bank’s technology platform to access the financial system. The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the IT security and technology risk management framework. These policies and procedures apply throughout the Bank and cover all relationships between the workforce, vendors and suppliers, as well as any other individual who, on a permanent or temporary basis with the Bank, has some form of access to data, resource management and IT systems.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

F.	Cybersecurity (continued)

The Bank’s Information Security Officer is responsible for ensuring compliance with policies and procedures by anyone with access to our systems.

The Bank’s cybersecurity program has been developed with a holistic approach, allowing us to encompass both technical and strategic measures in a single framework.

7.	Fair value of financial instruments

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

When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread, and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

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

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

A.	Recurring valuation

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL and FVOCI are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVTPL and financial instruments at FVOCI are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

Derivative financial instruments and hedged items that qualify as a fair value hedging relationship

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

Financial instruments assets and liabilities recognized and designated as hedged items that qualify as a fair value hedging relationship are measured at amortized cost and adjusted for the effect of the risks covered in the hedging relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
7.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	—	—	—
Securities at FVOCI - Sovereign debt	—	5,094	—	5,094
Equity instrument at FVOCI	—	1,889	—	1,889
Debt instrument at fair value through profit or loss	—	—	6,492	6,492
Total securities and other financial assets	—	6,983	6,492	13,475

Derivative financial instruments - assets:
Interest rate swaps	—	407	—	407
Cross-currency swaps	—	10,125	—	10,125
Foreign exchange forwards	—	625	—	625
Total derivative financial instrument assets	—	11,157	—	11,157
Total assets at fair value	—	18,140	6,492	24,632

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	1,903	—	1,903
Cross-currency swaps	—	10,197	—	10,197
Foreign exchange forwards	—	2,575	—	2,575
Total derivative financial instruments - liabilities	—	14,675	—	14,675
Total liabilities at fair value	—	14,675	—	14,675

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt (1)	—	6,157	—	6,157
Securities at FVOCI - Sovereign debt (1)	—	15,641	—	15,641
Equity instrument at FVOCI (1)	—	6,273	—	6,273
Debt instrument at fair value through profit or loss	—	—	8,750	8,750
Total securities and other financial assets	—	28,071	8,750	36,821

Derivative financial instruments - assets:
Interest rate swaps	—	621	—	621
Cross-currency swaps	—	1,134	—	1,134
Foreign exchange forwards	—	933	—	933
Total derivative financial instrument assets	—	2,688	—	2,688
Total assets at fair value	—	30,759	8,750	39,509

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	9,410	—	9,410
Cross-currency swaps	—	17,378	—	17,378
Foreign exchange forwards	—	7,255	—	7,255
Total derivative financial instruments - liabilities	—	34,043	—	34,043
Total liabilities at fair value	—	34,043	—	34,043

(1) At December 31, 2018, investment securities and equity instrument at FVOCI for $21.8 million were reclassified from Level 1 to Level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

Fair value calculations are provided only for a limited portion of assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used for estimates, comparisons of fair value information disclosed by the Bank with those of other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

B.	Non-recurring valuation

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

Securities at amortized cost

The fair value has been estimated upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted prices of similar instruments, or where these are not available, on discounted expected future cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 2 and 3.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting expected future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Levels 2 and 3.

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

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted contractual future cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

B.	Non-recurring valuation (continued)

The following table provides information on the carrying value and an estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2019
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,178,170	1,178,170	—	1,178,170	—
Securities at amortized cost (1)	75,271	75,724	—	56,914	18,810
Loans, net (2)	5,823,333	6,162,885	—	6,101,040	61,845
Customers’ liabilities under acceptances	115,682	115,682	—	115,682	—
Investment properties	3,494	3,494	—	—	3,494

Liabilities
Deposits	2,888,336	2,888,336	—	2,888,336	—
Securities sold under repurchase agreements	40,530	40,530	—	40,530	—
Borrowings and debt, net (3)	3,118,396	3,126,333	—	3,126,333	—
Customers’ liabilities under acceptances	115,682	115,682	—	115,682	—

	December 31, 2018
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,745,652	1,745,652	—	1,745,652	—
Securities at amortized cost (1)	86,326	85,036	—	73,869	11,167
Loans, net (2)	5,702,258	5,958,540	—	5,884,527	74,013
Customers’ liabilities under acceptances	9,696	9,696	—	9,696	—

Liabilities
Deposits	2,970,822	2,970,822	—	2,970,822	—
Securities sold under repurchase agreements	39,767	39,767	—	39,767	—
Borrowings and debt, net	3,518,446	3,558,763	—	3,558,763	—
Customers’ liabilities under acceptances	9,696	9,696	—	9,696	—

(1)	The carrying value of securities at amortized cost is net of the accrued interest receivable of $0.8 million and the allowance for expected credit losses of $0.1 million as of December 31, 2019 and the accrued interest receivable of $1.1 million and the allowance for expected credit losses $0.1 million as of December 31, 2018.

(2)	The carrying value of loans at amortized cost is net of the accrued interest receivable of $41.7 million, the allowance for expected credit losses of $99.3 million and unearned interest and deferred fees of $12.1 million for December 31, 2019, and the accrued interest receivable of $41.1 million, the allowance for expected credit losses of $100.8 million and unearned interest and deferred fees of $16.5 million for December 31, 2018.

(3)	The borrowings and debt exclude the lease liabilities for an amount of $19.9 million

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

7.	Fair value of financial instruments (continued)

C.	Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, to verify the valuation of significant fair value measurements of derivative financial instruments, securities and other financial instrument. Specific controls include:

-	Verification of observable pricing.
-	Validation of performance of valuation models.
-	A review and approval process for new models and changes to existing models.
-	Analysis and assessment of significant valuation fluctuations.
-	Review of significant unobservable inputs, valuation adjustments and changes to fair value measurement of Level 3 instruments.

D.	Level 3 - Fair value measurement

The following table presents the movement of a Level 3 financial instruments measured at fair value

Carrying amount as of of January 1, 201	—
Originitation	8,750
Carryin amout as of December 31, 2018	8,750
Unrealized loss	(2,258)
Carrying amount as of December 31, 2019	6,492

Significant inputs used to determine fair value for Level 3 financial instruments

The following table presents the significant inputs used to determine the fair value for Level 3 financial instruments:

2019	2018
Unobservable inputs	Unobservable inputs
Discount rate for similar companies of the same business line adjusted due to the debt-equity structure of the issuer	- Discount rate for similar companies of the same business line adjusted due to the debt-equity structure of the issuer
Observable inputs
Average recovery factor for companies that reported default – Moody’s	- Premium or liquidity rate from liquidity analysis carried out by experts

	Range of estimates
Fair value measurement sensitivity to unobservable inputs	2019	2018
A significant increase in volatility would result in a lower fair value	12.97% a 27.50%	18.28% a 45.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

D.	Level 3 - Fair value measurement (continued)

During 2018, a premium or liquidity rate obtained from liquidity cost studies carried out by experts was used as part of the inputs to measure fair value, and for the year 2019, as a result of obtaining better observable data, a recovery factor with respect to historical average data provided by Moody’s for defaulted companies in Brazil was obtained.

The effect of unobservable inputs on fair value measurement

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value. For fair value measurements in Level 3, changing one or more of the assumptions used would have the following effects.

Debentures at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(230)
- 100 bps to the unobservable and observable inputs	240

8.	Cash and due from banks

	December 31,	December 31,
	2019	2018
Cash and due from banks	23,015	9,644
Interest-bearing deposits in banks	1,155,155	1,736,008
Total	1,178,170	1,745,652

Less:
Pledged deposits	18,452	39,460
Cash equivalents	1,159,718	1,706,192

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	December 31, 2019		December 31, 2018
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	1,135,155	1.55% a 5.10%	1,686,008	2.43% to 6.5%
Time deposits	20,000	—	50,000	—
Total	1,155,155		1,736,008

Pledged deposits	18,452	1.55%	39,460	2.40%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
8.	Cash and due from banks (continued)

The following table provides a breakdown of pledged deposits by country risk:

	December 31,	December 31,
	2019	2018
Country:
Switzerland	9,567	8,697
United States of America (2)	5,645	19,078
France	1,770	-
Japan	1,470	2,451
Netherlands	-	494
Spain	-	8,740
Total	18,452	39,460

(1)	Interest-bearing demand deposits based on daily rates determined by banks. In addition, rates of 5.10% and 6.5% corresponds to a deposit placed in MXN – México.
(2)	Includes pledged deposits of $3.5 million and $3.0 million at December 31, 2019 and 2018, respectively, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

9.	Securities and other financial assets, net

All securities and other financial assets as of December 31, 2019 and 2018 are presented as follows:

		At fair value
At December 31, 2019		With changes in other comprehensive income (loss)
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	74,547	5,094	1,889	6,492	88,022
Interest receivable	837	48	—	—	885
Reserves	(113)	—	—	—	(113)
	75,271	5,142	1,889	6,492	88,794

		At fair value
At December 31, 2018		With changes in other comprehensive income (loss)
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	85,326	21,798	6,273	8,750	122,147
Interest receivable	1,140	451	—	—	1,591
Reserves	(140)	—	—	—	(140)
	86,326	22,249	6,273	8,750	123,598

In 2019, the Bank sold 767,301 shares which were designated in their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument. The cumulative fair value of the shares sold was $4.8 million and the cumulative loss recognized in OCI was $151 thousand, which was transferred to retained earnings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Securities and other financial assets, net (continued)

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At December 31, 2019		With changes in other comprehemsive income
	Amortized cost	Recyclabe to profit ans loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	28,295	—	1,889	—	30,184
After 1 year but within 5 years	46,252	5,094	—	—	51,346
After 5 years but within 10 years	—	—	—	—	—
Non maturity	—	—	—	6,492	6,492
Balance - principal	74,547	5,094	1,889	6,492	88,022

		At fair value
At December 31, 2018		With changes in other comprehemsive income
	Amortized cost	Recyclabe to profit ans loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	28,551	7,743	6,273	—	42,567
After 1 year but within 5 years	56,775	7,898	—	—	64,673
After 5 years but within 10 years	—	6,157	—	—	6,157
Non maturity	—	—	—	8,750	8,750
Balance - principal	85,326	21,798	6,273	8,750	122,147

The following table includes the securities pledge to secure repurchase transactions accounted for as secured pledged:

	December 31, 2019			December 31, 2018

	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total

Securities pledged to secure repurchase transactions	36,843	5,094	41,937	38,618	5,010	43,628
Securities sold under repurchase agreements	(35,647)	(4,883)	(40,530)	(35,114)	(4,653)	(39,767)

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Year ended December 31
	2019	2018	2017
Realized gain on sale of securities	266	194	766
Realized loss on sale of securities	(80)	—	(517)
Net gain on sale of securities at FVOCI	186	194	249

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Loans

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,	December 31,
	2019	2018

Fixed interest rates	2,757,333	2,706,834
Floating interest rates	3,135,664	3,071,590
Total	5,892,997	5,778,424

As of December 31, 2019, and 2018, 74% and 82% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

As of December 31, 2019, the range of interest rates on loans fluctuates from 1.20% to 13.93% (December 31, 2018 1.20% to 12.25%).

As of December 31, 2019, and 2018, the Bank had credit transactions in the normal course of business with 11% and 17%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2019, and 2018, approximately 11% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the owner of record of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Recognition and derecognition of financial assets

During the years ended December 31, 2019, 2018 and 2017, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank’s strategy to optimize credit risk of its loan portfolio.

The carrying amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Gain (loss) on financial instruments, net” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

Carrying amount as of December 31, 2019	15,000	21
Carrying amount as of December 31, 2018	61,667	(625)
Carrying amount as of December 31, 2017	77,400	181

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

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,	December 31,
	2019	2018
Documentary letters of credit	169,320	218,988
Stand-by letters of credit and guarantees - commercial risk	255,481	179,756
Credit commitments	68,571	103,143
Total loans commitments and financial guarantee contracts	493,372	501,887

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,	December 31,
Maturities	2019	2018
Up to 1 year	424,744	434,544
From 1 to 2 years	8,628	200
From 2 to 5 years	60,000	67,143
Total	493,372	501,887

12.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instrument recognized in the consolidated statements of profit or loss:

	December 31,
	2019	2018	2017
Gain (loss) on derivative financial instruments and changes in foreign currency, net	672	(1,226)	(437)
(Loss) gain on financial instruments at fair value through profit or loss	(2,258)	648	(732)
Realized gain on sale of a financial instruments at FVOCI	186	194	249
Gain (loss) on sale of loans	21	(625)	181
	(1,379)	(1,009)	(739)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2019
		Carrying amount of the hedging instruments
	Nominal Amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	398,333	407	(805)
Cash flow hedges	123,000	—	(1,098)
Interest rate and foreign exchange risk
Fair value hedges	346,844	10,125	(8,527)
Cash flow hedges	23,025	—	(1,670)
Foreign exchange risk
Cash flow hedges	72,391	625	(2,552)
Net investment	2,080	—	(23)
	965,673	11,157	(14,675)

	December 31, 2018
		Carrying amount of the hedging instruments
	Nominal Amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	433,500	108	(6,134)
Cash flow hedges	460,000	513	(3,276)
Interest rate and foreign exchange risk
Fair value hedges	226,757	1,134	(15,994)
Cash flow hedges	23,025	—	(1,384)
Foreign exchange risk
Cash flow hedges	176,311	933	(7,177)
Net investment	6,183	—	(78)
	1,325,776	2,688	(34,043)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

The hedging instruments detailed in the tables above are presented in the consolidated statement of financial position as derivative financial instruments - assets or derivative financial instruments - liabilities.

As part of the financial risk management, the Bank uses the following hedging relationships:

-	Fair value hedge
-	Cash flow hedge
-	Net investment hedge

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

A.	Fair value hedge

This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk. Within the derivative financial instruments used by the Bank for fair value hedging are interest rate swap contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period and cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies.

The Bank’s exposure to interest rate risk is disclosed in Note 5(C)(i). Interest rate risk to which the Bank applies hedge accounting arises from fixed-rate euro medium term notes and other long-term notes issuances (“Certificados Bursatiles”), fixed-rate loans and advances, whose fair value fluctuates when benchmark interest rates change. The Bank hedges interest rate risk only to the extent of benchmark interest rates because the changes in fair value of a fixed-rate note or loan are significantly influenced by changes in the benchmark interest rate. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.

Before fair value hedge accounting is applied by the Bank, the Bank determines whether an economic relationship between the hedged item and the hedging instrument exists based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. The Bank further supports this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item. The sources of ineffectiveness mainly come from forward rates, discount rates and cross currency basis (cost of the operation).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
		Carrying amount of the hedging instruments
	Nominal Amount	Asset (1)	Liability (2)	Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
Interest rate risk
Loan	13,333	—	(166)	(127)	(9)
Securities at FVOCI	5,000	—	(45)	(97)	(17)
Borrowings and debt	380,000	407	(594)	5,203	(65)
Interest rate and foreign exchange risk
Loan	6,430	276	—	(482)	(214)
Borrowings and debt	340,414	9,849	(8,527)	7,234	55
Total	745,177	10,532	(9,332)	11,731	(250)

	December 31, 2018
		Carrying amount of the hedging instruments
	Nominal Amount	Asset (1)	Liability (2)	Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
Interest rate risk
Loan	66,000	10	(64)	(66)	31
Securities at FVOCI	12,500	98	—	114	(228)
Borrowings and debt	355,000	—	(6,070)	(1,118)	43
Interest rate and foreign exchange risk
Loan	11,484	1,134	—	(310)	(610)
Borrowings and debt	215,273	—	(15,994)	(1,085)	(323)
Total	660,257	1,242	(22,128)	(2,465)	(1,087)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the consolidated statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

The following table details the notional amounts and carrying amounts of the hedged items at fair value by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Carrying amount of hedged items
	Asset	Liability	Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
Interest rate risk
Loan	13,583	—	Loans, net	158	118
Securities at FVOCI	5,142	—	Securities and other financial assets, net	94	80
Borrowings and debt	—	(381,587)	Borrowings and debt, net	18	(5,268)
Interest rate and foreign exchange risk	—	—			—
Loan	6,202	—	Loans, net	(495)	268
Borrowings and debt	—	(336,117)	Borrowings and debt, net	(973)	(7,179)
Total	24,927	(717,704)		(1,198)	(11,981)

	December 31, 2018
	Carrying amount of hedged items
	Asset	Liability	Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
Interest rate risk
Loan	66,208	—	Loans, net	97	97
Securities at FVOCI	11,958	—	Securities and other financial assets, net	(298)	(342)
Borrowings and debt	—	(350,263)	Borrowings and debt, net	5,286	1,161
Interest rate and foreign exchange risk	—	—
Loan	10,616	—	Loans, net	(1,148)	(300)
Borrowings and debt	—	(199,901)	Borrowings and debt, net	15,005	762
Total	88,782	(550,164)		18,942	1,378

(1) Included in the consolidated statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2019
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less to 1 year	350,000	—	350,000
1 to 2 years	48,333	—	48,333
2 to 5 years	—	346,844	346,844
Total	398,333	346,844	745,177

	December 31, 2018
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less to 1 year	4,500	146,505	151,005
1 to 2 years	400,000	—	400,000
2 to 5 years	29,000	10,419	39,419
More than 5 years	—	68,768	68,768
Total	433,500	225,692	659,192

B.	Cash flow hedge

This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk, that could include variability in the future cash flows. Within the derivative financial instruments used by the Bank for a cash flow hedging are interest rate swaps contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period, cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies, and foreign exchange forward contracts, an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.

The Bank’s exposure to market risk is disclosed in Note 5 (C) (ii). The Bank determines the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis. As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, the Bank exposes itself to credit risk of the counterparties to the derivatives, which is not offset by the hedged items. This exposure is managed similarly to that off fair value hedges.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The Bank determines whether an economic relationship exists between the cash flows of the hedged item and hedging instrument based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. The Bank further supports this qualitative assessment by using sensitivity analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. The Bank assesses hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 8.3 years.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $241 thousand are expected to be reclassified into profit or loss during the year ending December 31, 2020.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest expense, in profit or loss, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $6 thousand are expected to be reclassified into profit or loss during the year ending December 31, 2020.

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
		Carrying amount of hedging instruments
	Nominal amount	Asset (1)	Liability (2)	Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
Interest rate risk
Borrowings and debt	123,000	—	(1,098)	(1,459)	(1,458)	1	39
Interest rate and foreign exchange risk
Borrowings and debt	23,025	—	(1,670)	(284)	(283)	1	—
Foreign exchange risk
Loans	72,391	625	(2,552)	(2,346)	(2,344)	2	(1,070)
Deposits	—	—	—	—	—	—	(5,545)
Total	218,416	625	(5,320)	(4,089)	(4,085)	4	(6,576)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the consolidated statement of financial position on the line Other comprehensive income

(4) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

	December 31, 2018
		Carrying amount of hedging instruments
	Nominal amount	Asset (1)	Liability (2)	Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
Interest rate risk
Borrowings and debt	460,000	513	(3,276)	847	847	—	183
Interest rate and foreign exchange risk
Borrowings and debt	23,025	—	(1,384)	(2,246)	(2,246)	—	—
Foreign exchange risk
Loans	51,962	814	(1,513)	(626)	(626)	—	2,700
Deposits	124,349	119	(5,664)	(7,196)	(7,196)	—	4,414
Total	659,336	1,446	(11,837)	(9,221)	(9,221)	—	7,297

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Carrying amount of hedged items
	Asset	Liability	Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (4)	Cash flow hedge reserve
Interest rate risk
Borrowings and debt	—	(70,110)	Borrowings and debt, net	1,458	1,072
Interest rate and foreign exchange risk
Borrowings and debt	—	(21,234)	Borrowings and debt, net	283	(5)
Foreign exchange risk
Loan	73,861	—	Loans, net	2,344	263
Borrowings and debt	—	—	Deposit	—	—
Total	73,861	(91,344)		4,085	1,330

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the consolidated statement of financial position on the line Other comprehensive income.

(4) Included in the consolidated statement of profit or loss under the line of Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

	December 31, 2018
	Carrying amount of hedged items
	Asset	Liability	Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (4)	Cash flow hedge reserve
Interest rate risk
Borrowings and debt	—	(390,516)	Borrowings and debt, net	(847)	(427)
Interest rate and foreign exchange risk		—
Borrowings and debt	—	(42,554)	Borrowings and debt, net	2,246	(19)
Foreign exchange risk
Loan	52,128	—	Loans, net	626	(19)
Borrowings and debt		(108,422)	Deposit	7,196	2,373
Total	52,128	(541,492)		9,221	1,908

(1) Included in the consolidated statement of profit and loss or the line Loss on financial instruments, net.

The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2019
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less to 1 year	74,471	63,000	23,025	160,496
1 to 2 years	—	40,000	—	40,000
2 to 5 years	—	20,000	—	20,000
Total	74,471	123,000	23,025	220,496

	December 31, 2018
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less to 1 year	177,333	337,000	—	514,333
1 to 2 years	5,161	63,000	23,025	91,186
2 to 5 years	—	60,000	—	60,000
Total	182,494	460,000	23,025	665,519

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.	Derivative financial instruments (continued)

C.	Net investment hedge

A foreign currency exposure arises from a net investment either in a subsidiary that has a different functional currency from that of the Bank or in a financial instrument in a foreign currency designated at FVOCI. The hedge risk in the net investment hedge is the variability in the US dollar against any other foreign currency that will result in a reduction in the carrying amount.

The Bank’s policy is to hedge the net investment only to the extent of the debt principal; therefore, the hedge ratio is established by aligning the principal amount in foreign currency of the debt with the carrying amount of the net investment that is designated.

When the hedging instrument is a forward foreign exchange contract, the Bank establishes a hedge relationship where the notional of the forward foreign exchange contract matches the carrying amount of the designated net investment. The Bank ensures that the foreign currency in which the hedging instrument is denominated is the same as the functional currency of the net investment. The only source of ineffectiveness that is expected to arise from these hedging relationships is due to the effect of the counterparty and the Bank’s own credit risk on the fair value of the derivative.

The following table details the notional amount and carrying amount of the derivative instruments used as net investment hedge by type of risk and hedged item, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
		Carrying amount of hedging instruments
	Nominal Amount	Asset (1)	Liability (2)	Change in fair value used to calculate hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
Foreign exchange risk
Net investment	2,080	—	(23)	(23)	(23)	—	(78)
Total	2,080	—	(23)	(23)	(23)	—	(78)

	December 31, 2018
		Carrying amount of hedging instruments
	Nominal Amount	Asset (1)	Liability (2)	Change in fair value used to calculate hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
Foreign exchange risk
Net investment	6,183	—	(78)	(78)	(78)	—	50
Total	6,183	—	(78)	(78)	(78)	—	50

Derivative instruments used in net investment hedges at the period ending in 2019 and 2018 have a maturity of less than 30 days.

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the consolidated statement of financial position on the line Other comprehensive income.

(4) Included in the consolidated statement of profit or loss under the line of Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
13.	Derivative financial instruments (continued)

C.	Net investment hedge (continued)

The following table details the nominal value and carrying amount of the net investment hedged items by type of risk and hedged item, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Carring amount items designated as hedged
	Asset (1)	Liability (2)	Line in the consolidated statement of financial position that includes the carrying value of the item hedged	Change in the fair value of the hedged item used to recognise ineffectiveness (3)	Cash flow hedge reserve
Foreign exchange risk
Net investment	1,889	—	Securities and other financial assets, net	23	23
Total	1,889	—		23	23

	December 31, 2019
	Carring amount items designated as hedged
	Asset (1)	Liability (2)	Line in the consolidated statement of financial position that includes the carrying value of the item hedged	Change in the fair value of the hedged item used to recognise ineffectiveness (3)	Cash flow hedge reserve
Foreign exchange risk
Net investment	6,273		Securities and other financial assets, net	78	78
Total	6,273	—		78	78

(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Gain (loss) on non - financial assets, net

The gain or loss on non-financial assets is presented as follows:

	December 31,
	2019	2018
Profit on sale of investment properties	500	—
Impairment loss on other assets	—	(3,464)
Impairment loss on investment properties	—	(3,849)
Write off on intangible assets	—	(2,705)
	500	(10,018)

During 2019, the Bank realized the sale of an investment property, which results in a gain of $500 thousand.

As of December 31, 2018, the Bank made write offs corresponding mainly to technological projects classified as intangible assets by $2.7 million and other assets under development with a book value of $1.3 million. In addition, the storage silos received as payment for a restructured loan operation that were recorded as investment property with a carrying amount of $3.8 million and other assets under development of the deed with a carrying amount of $1.7 million, were assessed by the Bank, determining a fair value of zero. As of December 31, 2017, no impairment losses were reported.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Equipment and leasehold improvements

The following table provides a summary of the items include in equipment and leasehold improvement:

	December 31,	December 31,
	2019	2018

Equipment and leasehold improvements, net	6,230	6,686
Right-of-use assets	12,522	—
	18,752	6,686

A breakdown of cost, accumulated depreciation, additions and disposals of equipment and leasehold improvements is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Total
Cost:
Balance as of January 1, 2017	4,386	3,778	6,771	618	15,553
Additions	246	461	39	1,908	2,654
Disposals	(462)	(2,255)	—	(21)	(2,738)
Balance as of December 31, 2017	4,170	1,984	6,810	2,505	15,469
Additions	411	12	111	69	603
Disposals	(253)	(97)	(80)	(62)	(492)
Reclassifications	10	—	—	—	10
Balance as of December 31, 2018	4,338	1,899	6,841	2,512	15,590
Additions	683	36	185	124	1,028
Disposals	(63)	(102)	(176)	(33)	(374)
Effect of movements in exchange rates	(53)	(62)	(47)	(14)	(176)
Balance as of December 31, 2019	4,905	1,771	6,803	2,589	16,068

Accumulated depreciation:
Balance as of January 1, 2017	2,742	1,645	2,174	443	7,004
Amortisation for the year	587	149	474	368	1,578
Disposals	(459)	(54)	—	(20)	(533)
Balance as of December 31, 2017	2,870	1,740	2,648	791	8,049
Amortisation for the year	516	64	480	222	1,282
Disposals	(159)	(89)	(127)	(94)	(469)
Reclassifications	42	—	—	—	42
Balance as of December 31, 2018	3,269	1,715	3,001	919	8,904
Amortisation for the year	584	62	508	260	1,414
Disposals	(59)	(97)	(175)	(21)	(352)
Effect of movements in exchange rates	(40)	(53)	(35)	—	(128)
Balance as of December 31, 2019	3,754	1,627	3,299	1,158	9,838

Carrying amounts as of:
December 31, 2019	1,151	144	3,504	1,431	6,230
December 31, 2018	1,069	184	3,840	1,593	6,686
December 31, 2017	1,300	244	4,162	1,714	7,420

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Equipment and leasehold improvements

Leases

In accordance with the accounting policy described in note 3.1, the Bank has applied IFRS 16, under the modified retrospective method. The following is the detail of the movement of right-of-use assets on the leases for which the Bank is a lessee:

Building
Balance at January 1, 2019	17,435
Additions	14
Depreciation by right-of-use assets	(1,440)
Revaluation currency effect	7
Reclassification to investment property	(3,494)
Balance at December 31, 2019	12,522

The Bank leases office spaces in buildings. The lease of main office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.

The Bank sub-leases some of its property under operating leases.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
16.	Intangible assets

A breakdown of software cost, accumulated amortization, additions, sales and disposals for intangible assets is as follows:

Costs:
Balance as of January 1, 2017	13,883
Additions	3,370
Disposals	(81)
Balance as of December 31, 2017	17,172
Additions	58
Disposals	(3,315)
Reclassifications	(10)
Balance as of December 31, 2018	13,905
Additions	496
Balance as of December 31, 2019	14,401

Accumulated amortization:
Balance as of January 1, 2017	10,974
Amortisation for the year	838
Disposals	(65)
Balance as of December 31, 2017	11,747
Amortisation for the year	1,176
Disposals	(609)
Reclassifications	(42)
Balance as of December 31, 2018	12,272
Amortisation for the year	702
Balance as of December 31, 2019	12,974

Carrying amounts as of:
December 31, 2019	1,427
December 31, 2018	1,633
December 31, 2017	5,425

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

17.	Other assets

Following is a summary of other assets:

	December 31,	December 31,
	2019	2018
Accounts receivable (1)	3,549	13,333
Interest receivable - deposits	26	281
IT projects under development	521	357
Other	4,761	3,003
	8,857	16,974

(1) As of December 31, 2018, the sale of financial assets was for $ 12.4 million and related payment was received in January 2019.

18.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	December 31,	December 31,
	2019	2018
Demand	85,786	211,381
Up to 1 month	1,285,949	1,192,252
From 1 month to 3 months	628,981	412,638
From 3 months to 6 months	593,431	533,135
From 6 months to 1 year	289,189	462,156
From 1 year to 2 years	5,000	70,047
From 2 years to 5 years	—	89,213
	2,888,336	2,970,822

The following table presents additional information regarding the Bank’s deposits

	December 31,	December 31,
	2019	2018
Aggregate amounts of $100,000 or more	2,888,043	2,970,438
Aggregate amounts of deposits in the New York Agency	240,003	265,349

	December 31th
	2019	2018	2017
Interest expense on deposits made in the New York Agency	6,277	5,937	2,524

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Securities sold under repurchase agreements

As of December 31, 2019 and 2018, the Bank has financing transactions under repurchase agreements for $40.5 million and $39.8 million, respectively.

During the year ended December 31, 2019 and 2018, interest expense related to financing transactions under repurchase agreements totaled $1.1 million and $635 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the consolidated statement of profit or loss.

20.	Borrowings and debt

Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank’s Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican and Japanese markets.

The Bank’s funding activities include: (i) EMTN, which may be used to issue notes for up to $2.250 million, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from 1 day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2019, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	December 31, 2019
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,573,663	22,000	1,145	723,419	802,676	18,769	3,141,672
Prepaid commissions	—	—	—	(1,456)	(1,906)	—	(3,362)
	1,573,663	22,000	1,145	721,963	800,770	18,769	3,138,310

	December 31, 2018
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,975,174	45,930	—	886,384	614,505	—	3,521,993
Prepaid commissions	—	—	—	(2,790)	(757)	—	(3,547)
	1,975,174	45,930	—	883,594	613,748	—	3,518,446

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	December 31,	December 31,
	2019	2018
Short-term borrowings:
At fixed interest rates	607,500	695,500
At floating interest rates	966,163	1,279,674
Total borrowings	1,573,663	1,975,174
Short-term debt:
At fixed interest rates	22,000	2,700
At floating interest rates	—	43,230
Total debt	22,000	45,930
Total short-term borrowings and debt	1,595,663	2,021,104

Maximum balance at any month-end	1,595,663	2,021,104
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.07% to 2.52%	2.74% to 3.30%
Range of floating interest rates on borrowings in U.S. dollars	2.09% to 2.35%	2.72% to 3.41%
Range of fixed interest rates on borrowings in Mexican pesos	8.08%	—
Range of floating interest rate on borrowings in Mexican pesos	7.71% to 8.310%	8.49% to 9.39%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	December 31,	December 31,
	2019	2018
Currency
US dollar	1,476,000	1,926,000
Mexican peso	119,663	95,104
Total	1,595,663	2,021,104

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions of $3.5 million and $4.2 million as of December 31, 2019 and December 31, 2018, respectively, are as follows (excludes lease liabilities):

Long-term borrowings:	December 31, 2019	December 31, 2018
At fixed interest rates with due dates from October 2020 to February 2022	65,435	63,367
At floating interest rates with due dates from February 2020 to August 2023	657,984	823,017
Total long-term borrowings	723,419	886,384

Long-term debt:
At fixed interest rates with due dates from May 2020 to March 2024	502,880	503,229
At floating interest rates with due dates from March 2022 to June 2023	299,796	111,276
Total long-term debt	802,676	614,505
Total long-term borrowings and debt	1,526,095	1,500,889
Less: Prepaid commissions	(3,362)	(3,547)
Total long-term borrowings and debt, net	1,522,733	1,497,342

Maximum outstanding balance at any month – end	1,527,126	1,500,889
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.56% to 3.25%	2.25% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	2.46% to 3.36%	3.26% to 4.46%
Range of fixed interest rates on borrowings in Mexican pesos	5.73% to 9.09%	5.25% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	8.14% to 9.13%	9.19% to 9.71%
Range of fixed interest rates on debt in Japanese yens	0.52%	0.46%
Range of fixed interest rates on debt in Euros	3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	3.33%	3.33%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
20.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31, 2019	December 31, 2018
Currency
US dollar	1,097,611	1,203,101
Mexican peso	280,105	143,661
Japanese yen	67,831	72,670
Euro	59,465	60,315
Australian dollar	21,083	21,142
Total	1,526,095	1,500,889

Future payments of long-term borrowings and debt outstanding as of December 31, 2019, are as follows:

Payments	Outstanding

2020	478,817
2021	530,094
2022	395,219
2023	62,500
2024	59,465
1,526,095

Reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statements of cash flows:

	2019	2018	2017
Balance as of January 1,	3,518,446	2,211,567	3,246,813
Net (decrease) increase in short-term borrowings and debt	(428,611)	950,259	(396,205)
Proceeds from long-term borrowings and debt	371,536	609,017	219,905
Repayments of long-term borrowings and debt	(368,843)	(256,173)	(883,476)
Payment of lease liabilities	(1,072)	—	—
Recognition of lease liabilities	20,979	—	—
Change in foreign currency	20,044	1,903	23,487
Adjustment of fair value for hedge accounting relationship	4,943	753	(483)
Other adjustments	888	1,120	1,525
Balance as of December 31,	3,138,310	3,518,446	2,211,567

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
20.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liability is detailed below:

December 31, 2019
Due within 1 year	2,005
After 1 year but within 5 years	10,470
After 5 years but within 10 years	13,492
Total undiscounted lease liabilities	25,967

Short-term	1,145
Long-term	18,769
Lease liabilities included in the statement of financial position	19,914

Amounts recognized in the statement of cash flows

December 31, 2019
Cash outflow for leases	1,072

Amounts recognized in profit or loss

December 31, 2019
Interest on lease liabilities	912
Income from sub-leasing right-of-use assets	(1,661)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Other liabilities

Following is a summary of other liabilities:

	December 31,	December 31,
	2019	2018
Accruals and other accumulated expenses	11,901	8,602
Accounts payable	2,526	453
Others	2,722	4,560
	17,149	13,615

22.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31,	December 31,	December 31,
	2019	2018	2017
(Thousands of U.S. dollars)
Profit for the year	86,053	11,138	81,999

(U.S. dollars)
Basic earnings per share	2.17	0.28	2.09
Diluted earnings per share	2.17	0.28	2.08

(Thousands of shares)
Weighted average of common shares outstanding
applicable to basic EPS	39,575	39,543	39,311

Effect of diluted securities:
Stock options and restricted stock
units plan	—	—	18

Adjusted weighted average of common shares
outstanding applicable to diluted EPS	39,575	39,543	39,329

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Capital and Reserves

A.	Common stock and additional paid-in capital

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, exchanging one share for another share.

The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2019, 2018 and 2017:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2017	6,342,189	2,474,468	30,343,390	—	39,160,047
Conversions	—	(64,663)	64,663	—	—
Repurchased common stock	—	(1,000)	—	—	(1,000)
Restricted stock issued – directors	—	—	57,000	—	57,000
Exercised stock options - compensation plans	—	—	142,268	—	142,268
Restricted stock units – vested	—	—	70,519	—	70,519
Outstanding at December 31, 2017	6,342,189	2,408,805	30,677,840	—	39,428,834

Conversions	—	(64,386)	64,386	—	—
Repurchased common stock	—	(99,193)	(64)	—	(99,257)
Restricted stock issued – directors	—	—	57,000	—	57,000
Exercised stock options - compensation plans	—	—	102,918	—	102,918
Restricted stock units – vested	—	—	49,055	—	49,055
Outstanding at December 31, 2018	6,342,189	2,245,226	30,951,135	—	39,538,550

Conversions	—	(62,799)	62,799	—	—
Repurchased common stock	—	(1)	1	—	—
Restricted stock issued – directors	—	—	57,000	—	57,000
Exercised stock options - compensation plans	—	—	—	—	—
Restricted stock units – vested	—	—	6,727	—	6,727
Outstanding at December 31, 2019	6,342,189	2,182,426	31,077,662	—	39,602,277

Additional paid-in capital

As of December 31, 2019, 2018 and 2017, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Capital and Reserves

B.	Treasury stock

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2017	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176
Repurchase of common stock	—	—	1,000	28	—	—	1,000	28
Restricted stock issued – directors	—	—	—	—	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	—	—	—	—	(142,268)	(3,140)	(142,268)	(3,140)
Restricted stock units – vested	—	—	—	—	(70,519)	(1,557)	(70,519)	(1,557)
Outstanding at December 31, 2017	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248

Repurchase of common stock	—	—	99,193	2,441	64	1	99,257	2,442
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	—	—	—	—	(102,918)	(2,272)	(102,918)	(2,272)
Restricted stock units - vested	—	—	—	—	(49,055)	(1,083)	(49,055)	(1,083)
Outstanding at December 31, 2018	318,140	10,708	689,367	18,711	1,433,781	31,657	2,441,288	61,076

Repurchase of common stock	—	—	—	—	—	—	—	—
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	—	—	—	—	—	—	—	—
Restricted stock units - vested	—	—	—	—	(6,727)	(148)	(6,727)	(148)
Outstanding at December 31, 2019	318,140	10,708	689,367	18,711	1,370,054	30,250	2,377,561	59,669

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

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVH	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2017	(581)	(2,220)	—	(2,801)
Change in fair value of debt instruments, net of hedging	976	(4,924)	—	(3,948)
Change in fair value of equity instruments at FVOCI, net of hedging	187	—	—	187
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(279)	7,314	—	7,035
Exchange difference in conversion of foreign operating currency	—	—	1,490	1,490
Other comprehensive income (loss) for the year	884	2,390	1,490	4,764
Balance as of December 31, 2017	303	170	1,490	1,963
Change in fair value of debt instruments, net of hedging	(174)	2,841	—	2,667
Change in fair value of equity instruments at FVOCI, net of hedging	(1,224)	—	—	(1,224)
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(170)	(1,534)	—	(1,704)
Exchange difference in conversion of foreign operating currency	—	—	(1,282)	(1,282)
Other comprehensive income (loss) for the year	(1,568)	1,307	(1,282)	(1,543)
Balance as of December 31, 2018	(1,265)	1,477	208	420
Change in fair value of debt instruments, net of hedging	4	(2,698)	—	(2,694)
Change in fair value of equity instruments at FVOCI, net of hedging	491	—	—	491
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	157	104	—	261
Exchange difference in conversion of foreign operating currency	—	—	(296)	(296)
Other comprehensive income (loss) for the year	652	(2,594)	(296)	(2,238)
Balance as of December 31, 2019	(613)	(1,117)	(88)	(1,818)

(1) Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amount reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2019	2018	2017
Realized gains (losses) on securities at FVOCI:	157	87	84	Net gain (loss) on financial instruments

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(3,261)	(2,502)	(7,611)	Interest income – loans
	(1,733)	(1,650)	(2,102)	Interest expense – borrowings and deposits
	(61)	(1,530)	7,216	Net gain (loss) on foreign currency exchange
Interest rate swaps	56	4	86	Net gain (loss) on interest rate swaps
Cross-currency swaps	(9)	—	12	Net gain (loss) on cross-currency swaps
	(5,008)	(5,678)	(2,399)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	December 31, 2019
	Syndications	Documentary and stand-by letters of credit	Other Commissions, net	Total

Openning and confirmation	—	8,381	1,312	9,693
Negotiation and acceptance	—	399	—	399
Amendment	—	632	(27)	605
Structuring	5,622	—	—	5,622
Other	—	94	(766)	(672)
	5,622	9,506	519	15,647

	December 31, 2018
	Syndications	Documentary and stand-by letters of credit	Other Commissions, net	Total

Openning and confirmation	—	9,281	1,738	11,019
Negotiation and acceptance	—	379	—	379
Amendment	—	1,020	(151)	869
Structuring	4,950	—	—	4,950
Others	—	87	(119)	(32)
	4,950	10,767	1,468	17,185

Fees and commission income from contracts with customers recognized under IAS 18 as of December 31, 2017 are detailed below:

December 31,
2019
Commission income - Loans & commitments, net	476
Commission income - Letters of credit	10,430
Commission income - Arrangements	6,608
Total	17,514

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Fee and commission income (continued)

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of December 31, 2019	1,462	95	1,026	2,583

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of December 31, 2018	1,655	377	761	2,793

26.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, who review the internal management reports for each division at least every six months. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income.

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery or impairment loss on financial instruments, as well as gain (loss) in other non-financial assets, net; and (v) direct and allocated operating expenses.

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

26.	Business segment information (continued)

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) on financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2019
	Commercial	Treasury	Total
Interest income	253,462	20,220	273,682
Interest expense	(730)	(163,437)	(164,167)
Inter-segment net interest income	(144,334)	144,334	—
Net interest income	108,398	1,117	109,515
Other income (expense), net	17,835	(693)	17,142
Total income	126,233	424	126,657

Impairment loss on financial assets	(744)	314	(430)
Gain (impairment loss) on non-financial assets	500	—	500
Operating expenses	(31,183)	(9,491)	(40,674)
Segment profit (loss)	94,806	(8,753)	86,053

Segment assets	5,967,157	1,273,678	7,240,835
Segment liabilities	134,657	6,081,693	6,216,350

	December 31, 2018
	Commercial	Treasury	Total
Interest income	239,976	18,514	258,490
Interest expense	—	(148,747)	(148,747)
Inter-segment net interest income	(130,195)	130,195	—
Net interest income	109,781	(38)	109,743
Other income (expense), net	18,002	(156)	17,846
Total income	127,783	(194)	127,589

Impairment loss on financial assets	(57,621)	106	(57,515)
Impairment loss on non-financial assets	(5,967)	—	(5,967)
Operating expenses	(37,436)	(11,482)	(48,918)
Segment profit (loss)	26,759	(11,570)	15,189

Segment assets	5,734,159	1,858,333	7,592,492
Segment liabilities	12,985	6,588,995	6,601,980

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
26.	Business segment information (continued)

	December 31, 2017
	Commercial	Treasury	Total
Interest income	213,326	12,753	226,079
Interest expense	—	(106,264)	(106,264)
Inter-segment net interest income	(92,745)	92,745	—
Net interest income	120,581	(766)	119,815
Other income (expense), net	18,926	(428)	18,498
Total income	139,507	(1,194)	138,313

Impairment loss (gain) on financial assets	(9,928)	489	(9,439)
Gain (impairment loss) on non-financial assets	—	—	—
Operating expenses	(35,916)	(10,959)	(46,875)
Segment profit (loss)	93,663	(11,664)	81,999

Segment assets	5,481,628	774,681	6,256,309
Segment liabilities	13,214	5,191,170	5,204,384

Reconciliation on information on reportable segments

	2019	2018	2017
Profit (loss) for the year	86,053	15,189	81,999
Impairment loss on non-financial assets - unallocated	—	(4,051)	—
Total profit (loss) for the year	86,053	11,138	81,999

Assets:
Assets from reportable segments	7,240,835	7,592,492	6,256,309
Other assets - unallocated	8,831	16,693	11,438
Total assets	7,249,666	7,609,185	6,267,747

Liabilities:
Liabilities from reportable segments	6,216,350	6,601,980	5,204,384
Other liabilities - unallocated	17,149	13,615	20,551
Total Liabilities	6,233,499	6,615,595	5,224,935

The Bank applied IFRS 16, as of January 1, 2019, using the modified retrospective approach to recognize right-of-use assets for $17.4 million presented within equipment and leasehold improvements and lease liabilities for $20.9 million.

As of December 31, 2019 assets and liabilities were allocated between Commercial and Treasury segments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
26.	Business segment information (continued)

As a result of the adoption of the new standard, certain amounts related to equipment and leasehold improvements and intangibles were reclassified for presentation purposes in the consolidated financial statement.

Geographic information

The geographic information analyses the Bank’s revenue and non-current assets by the Bank’s country of domicile and other countries. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

2019	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Total
Total revenues	8,649	13,122	18,757	10,348	10,702	13,640	14,889	36,550	126,657
Non-current assets*	20,976	222	1,510	55	—	—	185	725	23,673
2018	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Other
Total revenues	13,913	17,887	14,577	15,440	11,115	10,414	9,959	34,284	127,589
Non-current assets*	6,520	126	1,495	7	—	—	37	134	8,319
2017	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Other
Total revenues	10,829	27,908	17,451	18,465	11,814	9,545	6,975	35,326	138,313
Non-current assets*	15,934	88	1,702	16	—	—	33	192	17,965

* Includes equipment and lesehold improvements, intangibles and investment properties

Disaggregation of revenue from contract with customers

As of December 31, 2019, 2018, and 2017, respectively, the Bank has no customer, either individually or as group of companies, that represents more than 10% of the total revenues.

27.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31,	December 31,
	2019	2018
Assets
Demand deposits	3,812	5,179
Loans, net	49,101	201,762
Securities at fair value through other comprehensive income, net	—	2,913
Total asset	52,913	209,854

Liabilities
Demand deposits	—	200,000
Time deposits	120,000	40,000
Total liabilities	120,000	240,000

Contingencies
Stand-by letters of credit	20,000	—
Loss allowance	(49)	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	December 31,
	2019	2018	2017
Interest income
Loans	2,837	2,751	985
Total interest income	2,837	2,751	985
Interest expense
Deposits	(3,927)	(984)	(530)
Borrowings and debt (1)	(645)	—	—
Total interest expense	(4,572)	(984)	(530)

Net interest income (expenses)	(1,735)	1,767	455

Other income (expense)
Fees and commissions, net	132	1	—
(Loss) gain on financial instruments, net	(41)	41	—
Other income, net	—	1	—
Total other income, net	91	43	—

Operating expenses
Depreciation of equipment and leasehold improvements	(899)	—	—
Other expenses	(409)	(2,287)	—
Total operating expenses	(1,308)	(2,287)	—
Net income from related parties	(2,952)	(477)	455

(1)	This caption includes the financial cost relating to leases and depreciation expense for the right-of-use assets that rises from the lease contract with related parties where the Bank acts as a lessee through September 30, 2019.

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2019	2018	2017
Expenses:
Compensation costs to directors	2,289	2,331	2,581
Compensation costs to executives	3,244	4,943	3,299

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

28.	Salaries and other employee expenses

	December 31,	December 31,	December 31,
	2019	2018	2017
Wages and salaries	13,232	18,487	16,191
Payroll taxes	1,721	2,120	2,629
Personnel benefits	8,867	6,732	8,644
Share–based payments	359	650	189
Total	24,179	27,989	27,653

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
28.	Salaries and other employee expenses (continued)

A.	Cash and stock-based compensation plans

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

i.	2015 Stock Incentive Plan – Directors and Executives

In February 2008, the Board of Directors of the Bank approved an incentive plan for directors and executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments. The maximum aggregate number of shares which may be granted under this plan is three million “Class E” common shares. The 2008 Stock Incentive Plan is administered by the Board of Directors who has the authority at its discretion to select the directors and executives to whom the awards may be granted; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan. This plan was updated in October 2015, modified and renamed as “2015 Stock Incentive Plan”

Restricted stocks are issued at the grant date but are withheld by the Bank until the vesting date. Restricted stock is entitled to receive dividends. A restricted stock unit is a grant valued in terms of the Bank’s stock, but no stock is issued at the grant date. Restricted stock units are not entitled to dividends. The Bank issues or disposes of treasury stock and delivers common stock at the vesting date of the restricted stock units.

During 2019, 2018 and 2017, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

During the years 2019, 2018 and 2017, the Board of Directors granted 57,000, each year, of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 17, 2019, April 11, 2018 and April 19, 2017. The fair value of restricted stock granted totaled $1.3 million in 2019, $1.6 million in 2018, and $1.6 million in 2017, of which $570 thousand, $739 thousand and $788 thousand were recognized in profit or loss during 2019, 2018 and 2017, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)
28.	Salaries and other employee expenses

A.	Cash and stock-based compensation plan

Restricted stock – Directors (continued)

The total expense recognized in profit or loss during 2019, 2018 and 2017 of restricted stock – directors amounted $1.4 million, $1.5 million and $1.7 million, respectively. The remaining cost pending amortization of $1.1 million at December 31, 2019 will be amortized over 2.3 years.

Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second year, and 30% in the third year.

A summary of restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2017	96,900	27.86
Granted	57,000	27.80
Vested	(61,950)	28.50
Outstanding at December 31, 2017	91,950	27.40
Granted	57,000	28.70
Vested	(45,300)	28.07
Outstanding at December 31, 2018	103,650	27.82
Granted	57,000	22.68
Vested	(51,300)	27.19
Outstanding at December 31, 2019	109,350	25.44
Expected to vest	109,350

The fair value of vested stock during the years 2019, 2018 and 2017 was $1.4 million, $1.3 million and $1.8 million, respectively.

Restricted Stock Units and Stock Purchase Options granted to certain Executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $355 thousand in 2019, $581 thousand in 2018 and $650 thousand in 2017. The distribution of the fair value was in restricted stock units.

Restricted stock units

The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. These stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares “Class E”.

Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2019, 2018 and 2017, the cost recognized in profit or loss as a result of the amortization of these grants totaled $359 thousand, $503 thousand and $811 thousand, respectively. The remaining compensation cost pending amortization of $321 thousand in 2019 will be amortized over 3.1 years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.	Salaries and other employee expenses

A.	Cash and stock-based compensation plan

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

A summary of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2017	167,436	19.35
Granted	25,289	25.70
Forfeited	(71,401)	18.61
Vested	(70,519)	19.76
Outstanding at December 31, 2017	50,805	21.07
Granted	23,412	24.80
Forfeited	—	—
Vested	(49,055)	20.90
Outstanding at December 31, 2018	25,162	24.86
Granted	23,743	14.95
Forfeited	—	—
Vested	(6,727)	24.92
Outstanding at December 31, 2019	42,178	19.27	2.64 years	153.20
Expected to vest	42,178	19.27	2.63 years	153.20

The fair value of vested stock during the years 2019, 2018 and 2017 is $168 thousands, $1.0 million, and $1.4 million, respectively.

Stock purchase options

The Bank´s policy indicates that options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.	Salaries and other employee expenses

A.	Cash and stock-based compensation plan

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Related cost recognized in profit or loss during 2018 and 2017 as a result of the amortization of these plans that amounted to $14 thousand and $118 thousand, respectively.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2017	485,845	26.87
Granted	—	—
Forfeited	(69,934)	28.63
Exercised	(142,268)	24.84
Outstanding at December 31, 2017	273,643	27.48
Granted	—	—
Forfeited	(28,315)	29.25
Exercised	(102,918)	24.55
Outstanding at December 31, 2018	142,410	29.25
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding at December 31, 2019	142,410	29.25	2.11 years	—
Exercisable	142,410	29.25	2.11 years	—
Expected to vest	142,410	29.25	2.11 years	—

During 2019 there were no options exercised. The intrinsic value of exercised options during the years 2018 and 2017 was $406 thousand and $593 thousand, respectively.

During 2018 and 2017, the Bank received $2.5 million and $3.5 million, respectively from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2019, 2018 and 2017, the Bank charged to salaries expense $87 thousand, $102 thousand and $163 thousand, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.	Other expenses

	December 31,	December 31,	December 31,
	2019	2018	2017
Administrative	5,560	6,391	6,846
Professional services	3,487	4,293	3,911
Maintenance and repairs	1,770	2,912	1,673
Regulatory fees	994	1,246	977
Rental - office and equipment	658	2,913	2,394
Advertising and marketing	290	337	683
Other	180	379	322
Total	12,939	18,471	16,806

30.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

31.	Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the Superintendence of Banks of Panama has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.

As of December 31, 2019 and 2018, the minimum LCR to be reported to the SBP was 25% for both periods. The Bank´s LCR as of December 31, 2019 and 2018 was 131% and 238%, respectively.

Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of December 31, 2019 and 2018, the percentage of the liquidity index reported by the Bank to the regulator was 100.36% and 124.39%, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.	Applicable laws and regulations (continued)

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

	December 31, 2019	December 31, 2018
Tier 1 capital	1,026,125	995,743

Risk weighted assets	5,937,648	5,830,875
Tier 1 capital ratio	17.28%	17.08%

Leverage ratio

Article 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the statement of financial position established by the SBP. For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity’s assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	December 31, 2019	December 31, 2018
Ordinary capital	890,106	859,725

Non-risk-weighted assets	7,323,187	7,779,919
Leverage ratio	12.15%	11.05%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.	Applicable laws and regulations (continued)

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

Article 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.

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

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2019
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,487,859	13,595	—	—	61,845	2,563,299
Banks:
Private	2,692,787	—	—	—	—	2,692,787
State-owned	589,690	—	—	—	—	589,690
	3,282,477	—	—	—	—	3,282,477
Sovereign	47,221	—	—	—	—	47,221
Total	5,817,557	13,595	—	—	61,845	5,892,997

Allowance for loan losses IFRS (*):	42,396	2,338	—	—	54,573	99,307

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.	Applicable laws and regulations (continued)

Specific credit provisions (continued)

	December 31, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,571,907	—	—	64,701	—	2,636,608
Banks:
Private	2,458,690	—	—	—	—	2,458,690
State-owned	624,100	—	—	—	—	624,100
	3,082,790	—	—	—	—	3,082,790
Sovereign	59,026	—	—	—	—	59,026
Total	5,713,723	—	—	64,701	—	5,778,424

Allowance for loan losses IFRS (*):	51,346	—	—	49,439	—	100,785

As of December 31, 2019, there are no restructured loans. As of December 31, 2018, the total restructured loans amounted to $9.0 million.

(*) As of December 31, 2019 and December 31, 2018, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

Specific credit provisions (continued)

For statutory purposes only, non-accruing loans are presented by category as follows:

	December 31, 2019
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	—	—	61,845	61,845
Total	—	—	—	—	61,845	61,845

	December 31, 2019
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	—	64,701	—	64,701
Total	—	—	—	64,701	—	64,701

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.	Applicable laws and regulations (continued)

Specific credit provisions (continued)

Credit risk coverage - dynamic provision

	December 31,	December 31,
	2019	2018
Non-accruing loans:
Private corporations	61,845	64,701
Total non-accruing loans	61,845	64,701

Interest that would be reversed if the loans had been classified as non-accruing loans	1,379	1,056
Income from collected interest on non-accruing loans	631	2,879

The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP.

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

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against the retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line “Regulatory credit reserve” established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries Notes to the consolidated financial statements (Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

31.	Applicable laws and regulations (continued)

As of December 31, 2019 and December 31, 2018, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136.0 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations. The provision and reserve are detailed as follows:

	December 31, 2019	December 31, 2018
Dynamic provision	136,019	136,019
Regulatory credit reserve	—	—
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

32.	Subsequent Events

Bladex announced a quarterly cash dividend of $0.385 US dollar cents per share corresponding to the fourth quarter of 2019. The cash dividend was approved by the Board of Directors at its meeting held on February 7, 2020 and it was payable on March 12, 2020 to the Bank’s stockholders as of February 26, 2020 record date.

As part of an orderly and programmed succession plan, the Board announced on January 27, 2020, that, effective March 9, 2020, Mr. N. Gabriel Tolchinsky will step down as Chief Executive Officer, and will be succeeded by Mr. Jorge Salas.

Bladex announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the results of the first quarter of 2020. The cash dividend was approved by the Board of Directors at its meeting held on April 8, 2020 and it will be payable on May 13, 2020 to the Bank’s stockholders as of April 27, 2020 record date.

The outbreak of the novel Coronavirus disease, also known as COVID-19, initially reported in December of 2019, has spread rapidly as a pandemic among the world´s population during the first quarter of 2020.  The COVID-19 has negatively affected the economic conditions of companies in most of the countries in the world, causing global uncertainty which can significantly affect Bladex’s operations, as well as the operations of its customers, counterparties and suppliers.  The duration and severity of the impacts of COVID-19 are uncertain at this time, and the Bank cannot predict the impact it may have in its operations and financial situation, which could be material and adverse. The Bank’s Management will continue to monitor and modify the operating and financial strategies in order to mitigate the possible risks that could affect the business.