Form 20-F
period 2020-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2021-04-29
CIK 890541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

6,342,189	Shares of Class A Common Stock
2,178,365	Shares of Class B Common Stock
31,157,386	Shares of Class E Common Stock
0	Shares of Class F Common Stock
39,677,940	Total Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

☐ Large Accelerated Filer	☒ Accelerated Filer	☐ Non-accelerated Filer
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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report.                                                            ☒

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has ﬁled all documents and reports required to be ﬁled by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan conﬁrmed by a court.

☐ Yes	☐ No

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

TABLE OF CONTENTS

In this Annual Report on Form 20-F, or this Annual Report, references to the “Bank” or “Bladex” are to Banco Latinoamericano de Comercio Exterior, S.A., a specialized multinational bank incorporated under the laws of the Republic of Panama (“Panama”), and its consolidated subsidiaries described in Item 4.A “Information on the Company – History and Development of the Company.” References to Bladex’s consolidated financial statements (the “Consolidated Financial Statements”) are to the financial statements of Banco Lationoamericano de Comercio Exterior, S.A., and its subsidiaries, with all intercompany balances and transactions having been eliminated for consolidating purposes. References to “Bladex Head Office” are to Banco Latinoamericano de Comercio Exterior, S.A. in its individual capacity. References to Bladex’s loan portfolio (the “Loan Portfolio”) are to the Bank’s loans at amortized cost, gross of interest receivable, allowance for loan losses, unearned interest and deferred fees. References to Bladex’s commercial portfolio (the “Commercial Portfolio”) are to the Bank’s Loan Portfolio plus customers’ liabilities under acceptances, and loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. References to Bladex’s credit portfolio (the “Credit Portfolio”) are to the Bank’s Commercial Portfolio plus Bladex’s investment portfolio (the “Investment Portfolio”) consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost, gross of interest receivable and the allowance for expected credit losses. References to “U.S. dollars” or “$” are to United States (“U.S.”) dollars. References to the “Region” are to Latin America and the Caribbean. The Bank accepts deposits and raises funds principally in U.S. dollars, grants loans mostly in U.S. dollars and publishes its Consolidated Financial Statements in U.S. dollars. The numbers and percentages set forth in this Annual Report have been rounded and, accordingly, may not total exactly.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•	the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on financial market and economic conditions both in the Region and globally, as well as on the Bank’s business, results of operations, financial condition and prospects;

•	general economic, political and business conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate;

•	the Bank’s ability to grow its Credit Portfolio, including its trade finance portfolio;

•	the Bank’s ability to increase the number of its clients;

•	the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;

•	the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;

•	the risks related to the discontinuation of the London Interbank Offered Rate (“LIBOR”) and other reference rates, including increased expenses and litigation and the effectiveness of any hedging strategies;

•	the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;

•	anticipated profits and return on equity in future periods;

•	the Bank’s level of capitalization and debt;

•	the implied volatility of the Bank’s Treasury profits;

•	levels of defaults by borrowers and the adequacy of the Bank’s allowance for losses on financial instruments and the measure of its expected credit loss model;

•	the availability and mix of future sources of funding for the Bank’s lending operations;

•	the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;

•	management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;

•	government regulations and tax laws and changes therein;

•	increases in appilcable compulsory reserve and deposit requirements;

•	the effectiveness of the Bank’s risk management policies;

•	failure in, or breach of, the Bank’s operational or security systems or infrastructure;

•	regulation of the Bank’s business and operations on a consolidated basis;

•	the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies;

•	credit and other risks of lending and investment activities; and

•	the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2021 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required in this Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Not required in this Annual Report.

Item 3.	Key Information

A.        Selected Financial Data

The following table presents selected consolidated financial data for the Bank. The Consolidated Financial Statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following selected financial data as of December 31, 2020 and 2019, and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 has been derived from the Consolidated Financial Statements, and are included in this Annual Report beginning on page F-1, together with the reports of the independent registered public accounting firms KPMG LLP (“KPMG”). The following selected financial data as of December 31, 2018, 2017 and 2016, and for the years ended December 31, 2017 and 2016, are derived from the Forms 20-F for the years 2018 and 2017 already filed with the SEC. The Consolidated Financial Statements as of, and for the years ended December 31, 2020, 2019 and 2018 were audited by the independent registered public accounting firm KPMG, and the Consolidated Financial Statements as of, and for the years ended, December 31, 2017 and 2016 were audited by the independent registered public accounting firm Deloitte, Inc. The information below is qualified in its entirety by reference to the detailed information included elsewhere herein and should be read in conjunction with Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects,” and the Consolidated Financial Statements and notes thereto included in this Annual Report.

Consolidated Selected Financial Information

	As of December 31,
	2020	2019	2018	2017	2016

Consolidated Statement of Financial Position Data:	(in $ thousands)
Cash and due from banks	$863,812	$1,178,170	$1,745,652	$672,048	$1,069,538
Securities and other financial assets, net	398,068	88,794	123,598	95,484	107,821
Loans, net	4,896,647	5,823,333	5,702,258	5,448,788	5,949,984
Total assets	6,288,898	7,249,666	7,609,185	6,267,747	7,180,783
Total deposits, less interest payable	3,138,900	2,888,336	2,970,822	2,928,844	2,802,852
Securities sold under repurchase agreement	10,663	40,530	39,767	0	0
Borrowings and debt, net	1,985,070	3,138,310	3,518,446	2,211,567	3,246,813
Total liabilities	5,250,978	6,233,499	6,615,595	5,224,935	6,169,469
Common stock	279,980	279,980	279,980	279,980	279,980
Total equity	$1,037,920	$1,016,167	$993,590	$1,042,812	$1,011,314

As of and for the Year Ended December 31,
2020	2019	2018	2017	2016

(in $ thousands, except per share data and ratios)
Consolidated Statement of profit or loss Data:
Total interest income	$180,973	$273,682	$258,490	$226,079	$245,898
Total interest expense	(88,523)	(164,167)	(148,747)	(106,264)	(90,689)
Net interest income	92,450	109,515	109,743	119,815	155,209

Fees and commissions, net	10,418	15,647	17,185	17,514	14,306
Loss on financial instruments, net	(4,794)	(1,379)	(1,009)	(739)	(2,919)
Other income, net	1,083	2,874	1,670	1,723	1,378
Total other income, net	6,707	17,142	17,846	18,498	12,765
Total revenues	99,157	126,657	127,589	138,313	167,974
Reversal (provision) for credit losses	1,464	(430)	(57,515)	(9,439)	(35,115)
Gain (loss) on non-financial assets, net	296	500	(10,018)	0	0
Total operating expenses	(37,324)	(40,674)	(48,918)	(46,875)	(45,814)
Profit for the year	$63,593	$86,053	$11,138	$81,999	$87,045
Weighted average basic shares	39,656	39,575	39,543	39,311	39,085
Weighted average diluted shares	39,656	39,575	39,543	39,329	39,210
Basic shares period end	39,678	39,602	39,539	39,429	39,160
Per Common Share Data:
Basic earnings per share	1.60	2.17	0.28	2.09	2.23
Diluted earnings per share	1.60	2.17	0.28	2.08	2.22
Book value per share (period end) (1)	26.16	25.66	25.13	26.45	25.83
Regular cash dividends declared per share	1.00	1.54	1.54	1.54	1.54
Regular cash dividends paid per share	1.135	1.54	1.54	1.54	1.54
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	0.96%	1.36%	0.17%	1.27%	1.16%
Return on average total equity (3)	6.19%	8.56%	1.08%	8.02%	8.76%
Net interest margin (4)	1.41%	1.74%	1.71%	1.85%	2.08%
Net interest spread (4)	1.13%	1.19%	1.21%	1.48%	1.84%
Efficiency Ratio (5)	37.6%	32.1%	38.3%	33.9%	27.3%
Total operating expenses to average total assets	0.56%	0.64%	0.76%	0.72%	0.61%
Regular cash dividend payout ratio (6)	70.8%	70.8%	546.7%	73.8%	69.1%
Liquidity Ratios:
Liquid assets (7) / total assets	16.67%	16.00%	22.42%	9.87%	14.03%
Liquid assets (7) / total deposits	33.40%	40.15%	57.43%	21.13%	35.95%
Asset Quality Ratios:
Credit-impaired loans (8) to Loan Portfolio (9)	0.22%	1.05%	1.12%	1.07%	1.09%
Charged-off loans to Loan Portfolio	1.15%	0.04%	0.72%	0.60%	0.31%
Allowance for loan losses to Loan Portfolio	0.84%	1.69%	1.74%	1.48%	1.76%
Allowance for loan commitments and financial guarantee contracts losses to total loan commitments and financial guarantee contracts plus customers’ liabilities under acceptances	0.45%	0.50%	0.64%	1.39%	1.37%
Capital Ratios:
Total equity to total assets	16.50%	14.02%	13.06%	16.64%	14.08%
Average total equity to average total assets (10)	15.54%	15.84%	15.98%	15.80%	13.28%
Total assets to total equity	6.1	x	7.1	x	7.7	x	6.0	x	7.1	x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (11)	26.0%	19.8%	18.1%	21.1%	17.9%
Risk-weighted assets (Basel III – IRB) (11)	$3,995,175	$5,137,523	$5,494,080	$4,931,046	$5,662,453
Capital Adequacy Ratio (Regulatory) (12)	20.21%	17.28%	17.08%	18.71%	16.61%
Leverage Ratio (Regulatory) (13)	14.08%	12.15%	11.05%	14.50%	12.63%

(1)	Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.

(2)	For the years 2020, 2019, 2018, 2017 and 2016, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2020, 2019, 2018, 2017 and 2016, is calculated on the basis of daily average balances.

(3)	For the years 2020, 2019, 2018, 2017 and 2016, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2020, 2019, 2018, 2017 and 2016, is calculated on the basis of daily average balances.

(4)	For the years 2020, 2019, 2018, 2017 and 2016, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2020, 2019, 2018, 2017 and 2016, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

(5)	Efficiency ratio is total operating expenses as a percentage of total revenues.

(6)	The Bank calculates regular cash dividend payout ratio as regular cash dividends paid per share during the relevant period.

(7)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, less pledged deposits, as well as corporate debt securities rated A- or above. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements,” note 5.

(8)	As of December 31, 2020, 2019, 2018, 2017 and 2016, the Bank had credit-impaired loans of $11 million, $62 million, $65 million, $59 million and $65 million, respectively. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(9)	Loan Portfolio refers to loans at amortized cost, gross of the allowance for loan losses, interest receivable and unearned interest and deferred fees.

(10)	For the years 2020, 2019, 2018, 2017 and 2016, average total assets and average total equity are calculated on the basis of daily average balances.

(11)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

(12)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach.

(13)	As defined by the Superintendency of Banks of Panama through Article No. 17 of Rule No. 1-2015 that establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position.

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

Risks Relating to the Bank’s Business

The effects of the COVID-19 pandemic have adversely affected, and are expected to continue to adversely affect, the Bank’s businesses and results of operations, and its duration and future impacts on the economy in the Region and on its businesses, results of operations and financial condition remain uncertain.

The negative economic conditions arising from the pandemic negatively impacted the Bank’s financial results during 2020 in various respects, including requiring it to implement policies focused substantially on maintaining liquidity and therefore not allowing the Bank to grow its Credit Portfolio in line with growth in recent years. While management believes these policies have been prudent in the circumstances and have allowed the Bank to perform well during a challenging year, these policies resulted in a reduction in the Bank’s net interest income during 2020 compared to 2019. The Bank also saw a reduction in 2020 in its income from fees and commissions related to a decline in mandated structured loan transactions, as a result of the negative economic effects caused by the COVID-19 pandemic throughout the Region.

Overall, 2020 proved to be a very challenging year for the markets in the Region where Bladex operates, as Latin American economic growth was severely impacted by high uncertainty and volatility caused by the negative effects of the COVID-19 pandemic. The borrowers to which the Bank lends operate a wide range of businesses and are active in numerous economic sectors, many of which have faced, and will continue to face, significant challenges and negative impacts as a result of the COVID-19 outbreak. These impacts may include, among others, reduced business volumes, temporary closures of the Bank’s borrowers’ facilities, insufficient liquidity, delayed or defaulted payments from the Bank’s borrowers’ own customers, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control. To the extent the COVID-19 pandemic adversely affects the business and financial results of the borrowers to whom the Bank lends, it could lead to loan restructurings on terms which may not be as favorable to the Bank, bankruptcies and insolvencies of the Bank’s borrowers, and may increase the level of impaired loans in the Bank’s Commercial Portfolio and its level of allowances for expected credit losses, which could in turn materially and adversely affect the Bank’s business, results of operations and financial condition.

The ongoing effects of COVID-19 outbreak may also cause material and adverse impacts on the Bank’s assets, as well as impacts on income due to lower lending and transaction volumes, which may impact the Bank’s assets and capital position. Further expected credit losses could arise, impacted by the disruption to global supply chains, and through the impact that COVID-19 is still having more broadly on economic growth globally. In addition, the COVID-19 pandemic may cause the Bank to continue to institute from time to time office closures and remote working arrangements for its employees and staff, which could have a material adverse effect on productivity.

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

The extent of the COVID-19 pandemic’s effect on the Bank’s operational and financial performance will depend on future developments, including the speed and success of the rollout of COVID-19 vaccines both globally and in the Region, and the duration of the eficacy of the vaccines. As of the date hereof, the rollout of vaccines in the Region has proceeded significantly more slowly than in the U.S., Great Britain, the European Union and other countries, and the timing widespread vaccine availability remains uncertain.

The Bank’s management continues to closely monitor the pandemic and related risks as they evolve globally and in the Region. The magnitude and duration of the pandemic and its future direct and indirect effects on the global and Regional economies and the Bank’s business, results of operations and financial condition are highly uncertain and depend on future developments that cannot be predicted, including the likelihood of further surges of COVID-19 cases and the spread of more easily communicable variants of COVID-19, the timing and availability of effective medical treatments and vaccines, future actions taken by governmental authorities, including any stimulus legislation in the Region, and/or other third parties in response to the pandemic. The pandemic may cause prolonged global or Regional negative economic conditions or longer lasting effects on economic conditions than currently exist, which could have a material adverse effect on the Bank’s business, results of operations and financial condition. In addition, the foregoing factors and conditions could result in potential downgrades to the Bank’s credit ratings, negative impacts to regulatory capital and liquidity and further restrictions on dividends and/or common stock repurchases.

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

Turmoil in the international financial markets, including but not limited to conditions surrounding the ongoing COVID-19 pandemic, could negatively impact liquidity in such financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The occurrence of such unfavorable market conditions could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition.

As of December 31, 2020, 50% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 25% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 15% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 10% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some private or state-owned international banks cease to provide deposits to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.

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

The Bank determines the appropriate level of allowances for losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The Bank’s level of allowances reflects assumptions and estimates made in the context of changing political and economic conditions in the Region, including, but not limited to, the impact of ongoing turmoil related to the COVID-19 pandemic. The Bank’s allowances for losses could be inadequate to cover losses in its Credit Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, including but not limited to the impact of ongoing turmoil related to the COVID-19 pandemic and other factors, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to the ongoing effects of the COVID-19 pandemic, volatility in commodity prices, and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.

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

The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other possible factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. For example, the Bank’s Commercial Portfolio decreased by 15% as of December 31, 2020 to $5,551 million, from $6,502 million as of December 31, 2019, as a result of the implementation by management of measures favoring liquidity, emphasizing sectors which management considers defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage) and stricter credit underwriting standards, in each case in order to confront market conditions related to the ongoing COVID-19 pandemic. A reversal or slowdown in the growth rate of the Region’s economy and trade volumes could adversely affect the Bank’s Commercial Portfolio, and as a result adversely affect the Bank’s results of operations. The negative effects of the COVID-19 virus throughout the world, and in particular the Region, as well as the implementation of restrictive governmental measures to prevent its spread, impacted the Bank’s Commercial Portfolio in a number of ways, including a reduction in Commercial Portfolio balances. In particular, as loans in the Commercial Portfolio were substantially repaid or prepaid in accordance with their terms, the Bank has been lending on a more selective basis, having established stricter credit underwriting criteria with a focus on client segments and industries that the Bank believes are better suited to weather the effects of the COVID-19 pandemic. See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The effects of the COVID-19 pandemic have adversely affected, and are expected to continue to adversely affect, the Bank’s businesses and results of operations, and its duration and future impacts on the economy in the Region and on its businesses, results of operations and financial condition remain uncertain,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

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

Bladex has adopted various policies and procedures to promote compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing. However, the participation of multiple parties in any given transaction can increase complexity and require additional time for due diligence. Also, because trade finance can be more reliant on document-based information than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While the Bank remains alert to potentially high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates (including the U.S.) could impose additional compliance burdens on the Bank.

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

In addition, the Bank relies upon its counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using the Bank’s (and its counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without the Bank’s (and its counterparties’) knowledge. If the Bank is associated with, or even accused of having breached AML, anti-terrorism or sanctions requirements, the Bank’s reputation could suffer and/or the Bank could become subject to fines, sanctions and/or legal enforcement (including being added to any blacklists that would prohibit certain parties from engaging in transactions with the Bank). Any of the above consequences could have a material adverse effect on the Bank’s operating results, financial condition and prospects.

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

The U.S. has issued legislation expanding Sanctions on Nicaragua, North Korea, Russia and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, OFAC has designated some notable groups or financial institutions on the Specially Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank, its counterparties, or its customers are located, have operations, or do business.

For example, since 2015 and through 2021, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.

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

While the Bank does not consider that its business activities with counterparties with whom transactions are restricted or prohibited under U.S. Sanctions are material to its business, these aforementioned recent developments and any future expansion of Sanctions could have a material adverse impact on the Bank due to, among other things, the following:

•	Bladex may be owned, directly or indirectly, by, or have shareholders which are, central banks, multilateral development banks or other persons which may be the current or future target of Sanctions. Importantly, no SDN or blocked person currently has any operational or management role in the Bank, or has any authority to negotiate on behalf of the Bank or make binding commitments on behalf of the Bank.

•	Bladex may maintain counterparties that are organized in, located in or otherwise do business in jurisdictions which may or whose government may be the target of Sanctions.

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

In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency”) is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 26.0% as of December 31, 2020. In addition, as of December 31, 2020, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 20.21%.

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

Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations.

On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. Fundamental reform of significant interest rate benchmarks is being undertaken globally, including the replacement of interbank offered rates ("IBORs") with certain alternative reference rates (“ARRs”). Due to the nature of its business, the Bank’s portfolio is mainly constituted of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD LIBOR only) on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition. The Bank anticipates that IBOR reform will impact its risk management and hedge accounting.

Although LIBOR was planned to be discontinued by the end of 2021, consultations have finished and regulatory changes have been announced. Therefore, this means that certain LIBOR tenors will continue until June 30, 2023. It remains unclear what benchmark rate or rates may develop as accepted alternatives to LIBOR, or what the effect of any such changes may have on the markets for LIBOR-based financial instruments. Although certain ARRs have been proposed to replace LIBOR and other IBORs, market and client adoption of alternatives may vary across or within categories of contracts, products and services, resulting in market fragmentation, decreased trading volumes and liquidity, increased complexity and modeling and operational risks. ARRs have compositions and characteristics that differ significantly from the benchmarks they may replace, in some cases have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace. Additionally, most ARRs are calculated on a compounded or weighted-average basis, involve complex billing and reconciliation and, unlike IBORs, do not reflect bank credit risk and therefore may require a spread adjustment. The market transition from IBORs to ARRs is complex and there are important differences between the fallbacks, triggers and calculation methodologies being implemented in cash and derivatives markets (including within cash markets). Any mismatch between the adoption of ARRs in loans, securities and derivatives markets may impact hedging or other financial arrangements the Bank has implemented, and as a result the Bank may experience unanticipated market exposures. There can be no assurance that ARRs will be comparable or adequate alternatives to IBORs or perform in the same way, that existing assets and liabilities based on or linked to IBORs will transition successfully to ARRs, of the timing of adoption and degree of integration and acceptance of ARRs in the financial markets, or of the future availability or representativeness of such ARRs.

Furthermore, the discontinuation of IBORs, including LIBOR, requires the Bank to transition a significant number of IBOR-based products and contracts, including related hedging arrangements. The transitioning of certain contracts, products and clients will be more complex. Additionally, some outstanding IBOR products may be particularly challenging to modify due to requirements that all impacted parties consent to such modification. There is no guarantee that the Bank and other market participants will be able to successfully modify all outstanding IBOR-based products or be adequately prepared for a discontinuation of an IBOR at the time such IBOR may cease to be published or otherwise discontinued. Also, there can be no assurance that existing or new provisions for successor rates in the Bank’s IBOR-based products will include adequate methodologies for adjustments or that the characteristics of the successor rates will be similar to or produce the economic equivalent of the benchmarks they seek to replace. These changes may adversely affect the yield on loans or securities held by the Bank, amounts paid on securities the Bank has issued, amounts received and paid on derivatives the Bank has entered into, the value of such loans, securities or derivative instruments, the trading market for such products and contracts, and the Bank’s ability to effectively use hedging instruments to manage risk. Furthermore, there is no guarantee that liquidity in ARR-based products will develop, and it is possible that ARR-based products will perform differently to IBOR-based products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of the Bank’s ARR-based assets. Certain impacted clients, counterparties and other market participants may refuse, delay, or lack operational readiness to transition to ARRs, resulting in the risk that some contracts and products may not transition to an ARR before discontinuation of the relevant IBOR, exposing the Bank to financial, operational, supervisory, conduct and legal risks.

The Bank’s products and contracts that reference IBORs, in particular LIBOR, may contain language that determines when a successor rate including the ARR and/or the applicable spread adjustment to the designated rate (including IBORs) would be selected or determined. If a trigger is satisfied, the Bank’s products and contracts may give the calculation agent (which may be Bladex) discretion over the successor rate to be selected. The Bank may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of IBOR-based contract provisions or if the Bank fails to appropriately communicate the effect that the transition to ARRs will have on existing and future products.

Failure to meet industry-wide IBOR transition milestones and to cease issuance of IBOR Products by relevant cessation dates may, subject to certain regulatory exceptions, result in supervisory enforcement by applicable regulators, increase our cost of, and access to, capital and other consequences. In addition, IBOR Products held by the Bank’s may become less liquid as the transition process develops, and other unforeseen consequences may arise if such products are held beyond relevant cessation dates.

Uncertainty as to the nature of potential changes, ARRs or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change the Bank’s risk profile and require changes to its risk and pricing models, valuation tools, product design and hedging strategies. Although the Bank is unable to quantify the ultimate impact of the transition from LIBOR given the uncertain nature of the potential changes, it continues to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect the Bank’s reputation, business and financial condition, and results of operations.

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

As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation.  Furthermore, since the outbreak of COVID-19 in December 2019, economies in the Region have faced, and continue to face, significant economic difficulties and uncertainties as a result of the spread of the virus and the effects of restrictive governmental measures to prevent its spread. See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The effects of the COVID-19 pandemic have adversely affected, and are expected to continue to adversely affect, the Bank’s businesses and results of operations, and its duration and future impacts on the economy in the Region and on its businesses, results of operations and financial condition remain uncertain,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

Global economic changes, including the effects of the ongoing COVID-19 pandemic, volatility in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and slower economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region in which the Bank operates. In addition, country risk associated with certain of the most vulnerable countries in the Region, as well as risk associated with the Region as a whole, may deteriorate as a result of potentially disorderly sovereign debt restructurings in certain countries, including Argentina, Costa Rica and El Salvador. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.

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

The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2020, 56% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,063 million, or 18%), Colombia ($795 million, or 13%), Mexico ($656 million, or 11%), Chile ($583 million, or 10%), and Peru ($347 million, or 6%).

In addition, as of December 31, 2020, of the Bank’s total Credit Portfolio balances, 12% were to five borrowers in Brazil, 8% were to five borrowers in Colombia, 6% were to five borrowers in Chile, 5% were to five borrowers in Peru, and 4% were to five borrowers in Mexico. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.

The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs or other restrictions on foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

The Bank’s mission is focused on supporting trade and regional integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the U.S. or in the Region, or in policies governing infrastructure, trade and foreign investment in the U.S., or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the former Trump administration in the U.S. had increasingly threatened to impose tariffs on a variety of imports from countries throughout the world, including the Region, and did impose certain tariffs on steel and aluminum. China has also imposed tariffs against certain American products. The U.S. and China agreed upon phase one of a trade agreement reducing protectionist measures by both countries. China may not have met certain commitments it made in phase one, which could negatively impact negotiations for a second phase of the agreement.

Furthermore, on November 3, 2020, the United States held a presidential election in which Joseph R. Biden, Jr. was elected president of the United States. Mr. Biden was inaugurated on January 20, 2021. The full extent of Mr. Biden’s legislative agenda, the relationship between the executive and legislative powers and future U.S. policies with respect to matters of importance to the Region and its economy, particularly trade and migration, remain uncertain and will start to be developed in the coming months. There can be no assurance that the U.S. or China, or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model. Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The United Kingdom (the “UK”) left the European Union (the “E.U.”) on January 31, 2020, which was a process commonly referred to as “Brexit”, and entered a transition period until December 31, 2020. During the transition period the UK continued to be bound by E.U. laws and regulations. The UK and the E.U. agreed to the Trade and Cooperation Agreement (the “TCA”) in December 2020, which covers topics such as tariffs and other barriers to trade, among other topics, but does not cover financial services regulation. There is uncertainty on what the future of financial services regulation (and certain other topics not adequately covered by the TCA) between the UK and the E.U. will be. This ongoing lack of certainty has led to uncertainty in international markets. As a result, global markets and currencies may be adversely impacted, including fluctuations in the value of the British pound as compared to the U.S. dollar. Any market disruptions, including, among others, disruptions in financial markets or international trade, as a result of Brexit or otherwise, could have an adverse effect on the Bank’s business, financial conditions and results of operations.

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

As of December 31, 2020, $586 million, or 12% of the Bank’s Loan Portfolio was comprised of oil and gas related loans, and $337 million, or 7% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil and gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), diseases such as COVID-19, war, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, including the price of oil, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.

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

The Bank offers its services through its head office in Panama City, its agency in New York (the “New York Agency”), its subsidiaries in Brazil and Mexico, its representative offices in Buenos Aires, Argentina; Mexico City, Mexico; Sao Paulo, Brazil; and Bogotá, Colombia, and its representative license in Peru.

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

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America. The array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. The majority of the Bank’s short-term loans are extended in connection with specifically identified foreign trade transactions. Through its revenue diversification strategy, the Bank’s Commercial Business Segment has introduced a broader range of products, services and solutions associated with foreign trade, including co-financing arrangements, underwriting of syndicated credit facilities, structured trade financing (in the form of factoring and vendor financing) and financial leasing.

The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-’, and financial instruments related to the Bank’s investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources and which consist mainly of deposits, short- and long-term borrowings and debt.

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

As of December 31, 2020, the Bank had 52 employees, or 29% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.

Recent Developments during 2020

During 2020, Latin American economies faced significant shocks and an environment of great uncertainty. This was primarily due to the effects generated by the COVID-19 pandemic and measures implemented to contain its spread throughout the several countries in the Region. Faced with an adverse and volatile environment, economic activity, inflation and financial conditions in the Region were significantly affected.

The global economic impact of COVID-19 was very difficult to predict, as its shockwaves simultaneously impacted both supply (affecting production processes) and demand (suspension of investment and consumption decisions, and a further deterioration of confidence), in each case in a Latin American Region that had already been exhibiting weak economic performance.

Early lockdowns affected economies in historic proportions. The greatest economic impact resulted from the closure of borders, containment measures, breakdown of the global supply chain, cancellation of investments and a slowdown in consumption.

Similarly, the crisis triggered a considerable contraction in international trade, strong fluctuations in the prices of primary goods, and high volatility in financial markets.

In addition, the lockdown measures adopted in the vast majority of countries around the world to contain the spread of the pandemic have gravely hurt tourism and tourism-related activities, such as commercial aviation and hospitality services (restaurants and hotels).

The world economy entered a strong recession in 2020, registering a 3.3% decrease in world output, according to International Monetary Fund (“IMF”) estimates, which was the largest contraction in world production since 1946. This significant decrease was due to a general decline in economic activity in both developed and emerging economies.

Regarding the main trade partners of Latin America, the U.S. entered into a recession in 2020, with negative growth of 3.5%; China, on the other hand, recorded growth of 2.3%, in each case according to IMF estimates. As a result of the COVID-19 pandemic, of the main global economies, China is expected to be the only one that grew at a positive rate in 2020. However, while China did avoid a recession, its rate of growth in 2020 represented the largest growth slowdown in 40 years.

In order to confront the effects of the pandemic, both developed and emerging economies implemented unprecedented fiscal and monetary policies, including almost $13 trillion dollars in fiscal actions and approximately $8.5 trillion dollars in announcements of monetary measures, as described in the IMF’s 2020 annual report. These efforts have helped alleviate the situation, softening the impacts of the drop in economic activity, but also producing high levels of liquidity which have underpinned a rise in global debt, as well as a significant decrease in financial volatility, while also contributing to lower profitability and an increase in risk appetite in financial markets. This situation exacerbated a greater disconnect between financial dynamics and the real economy.

For Latin America, the IMF has estimated a GDP contraction of -7.0% in 2020, well below the growth of 1.8% estimated at the beginning of 2020 and representing Latin America’s worst regional performance since the great depression of the 1930s. In this sense, the main economies of the Region fell into recession: Brazil (-4.1%), Mexico (-8.2%), Argentina (-10.0%), Chile (-5.8%), Peru (-11.1%) and Colombia (-6.8%). These contractions are explained both by the significant decrease in domestic demand in each of its components and by the lower external demand.

It is worth highlighting that the COVID-19 pandemic has manifested itself in a non-uniform way. Factors such as each country’s ability to react to the health emergency in the short term and to adopt policies to provide aid to the most impacted sectors have largely accounted for the dynamics of economic activity over the year. The severity of the economic shutdown and the economic performance of each country prior to the pandemic have also differed across countries.

Structural factors, such as the degree of integration into international trade and global value chains, the productive structure, demographic factors and the sophistication of labor markets, have also been crucial in assessing the extent to which economies have been affected in the current crisis.

Likewise, foreign trade in the Region registered a reduction of 12.0% in 2020 according to The Economist Inteligence Unit. This substantial reduction was the result of decreases in commodity prices, lower export volumes due to diminished external demand, and the contraction of imports caused by quarantines and similar measures and slow internal economic activity.

With respect to economic policies, fiscal policy became the most important tool for the countries of the Region, with several countries putting in place important packages of fiscal measures to mitigate the social and economic effects of the pandemic crisis. Central banks of the Region have also implemented measures to support aggregate demand and preserve financial stability, leading to a significant expansion of liquidity, as well as an increase in financing directed at specific sectors of the economies.

Faced with the complex global situation driven by the health crisis and the persistence of negative product gaps in the Region, governments had to find a balance in their economic policies between promoting growth and restoring their ability to continue to make tactical economic policy adjustments. Fiscal policy was mainly aimed at cushioning the negative effects of the pandemic as a priority in all countries in the Region. Monetary policy continued to support growth, as inflation expectations remained stable and well anchored. However, structural reforms that seek to promote greater openness to trade and investment, stimulate competitiveness, and address overly strict regulations in the labor market, continue to remainkey tasks on the Latin American and Caribbean agenda.

Potential growth continues to be impaired by lingering structural problems, including high public debt, weaker financial systems, high unemployment rates, and vulnerability to commodity and climate-related shocks. Some countries have begun to strengthen their fiscal positions, but further tightening is warranted in others to ensure debt sustainability.

Within this economic context, 2020 proved to be a very challenging year for markets in which Bladex operates. Nevertheless, Bladex’s unique business model – characterized by its short-term trade nature and high-quality borrower base – proved to be a fundamental and differentiating advantage throughout the COVID-19 pandemic, allowing the Bank to strengthen sound asset quality, capitalization and liquidity levels.

As soon as the effects of the COVID-19 pandemic started to unfold, Bladex was able to significantly increase its cash position, continuously maintaining levels well above regulatory liquidity requirements based on Basel III standards, supported by broad access to debt capital markets evidenced by its third bond issued in the Rule 144A/Regulation S market and the continued support of deposits from our Class A shareholders. The Bank assumed a defensive approach which prioritized liquidity management, underwriting credit soundness – working closely with and attenting to the needs of its client base under tighter credit underwriting standards – and risk/reward targets for each transaction, over portfolio growth that resulted in a year-over-year decrease but well-diversified, high quality Credit Portfolio.

Strategies for 2021 and Subsequent Years

Resume business growth under improved economic environment

The Bank plans to continue to recuperate its pre-COVID-19 portfolio balances, focusing on lending to its top-tier client base of banks and corporations throughout the Latin American Region, favoring defensive sectors and taking advantage of business opportunities emerging from economic recovery, the positive commodity cycle and an increasing trend in trade flows expected for 2021. Prudent liquidity management will continue to be a priority, although the Bank expects to return to historical levels as market volatility has subdued, supported by its ample and diversified funding sources.

Since the World Health Organization declared a global pandemic on March 11, 2020, Bladex activated its Business Continuity Plan, which remains in place as of the date of this annual report, including work-from-home policies for employees. The Bank has remotely operated and processed transactions uninterruptedly, without compromising its standards and quality of service. It has also reinforced and implemented cybersecurity measures and controls, which are continuosly monitored both by its information security and technology personnel and by an outsourced security operation center (SOC). The Bank plans to gradually return to its normal operating environment, in all cases prioritizing the health and safety of its employees, as the rollout of vaccines accelerates in the countries where the Bank maintains offices.

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

Bladex has a methodology for capital allocation by country and its risk weights for assets. The Risk Policy and Assessment Committee (the “CPER”, for its acronym in Spanish) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to nominal exposure limits. These country capital limits are reviewed at least once a year by the CPER, and more often if necessary. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is reviewed and approved by the CPER.

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

Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions, must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2020, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $262 million, and for financial institutions and financial groups amounted to $314 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2020, the Bank was in compliance with regulatory legal lending limits.

Credit Portfolio

The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Portfolio. The Bank’s Commercial Portfolio includes: (i) gross loans at amortized cost excluding interest receivable, allowance for loan losses, unearned interest and deferred fees (the “Loan Portfolio”), (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Portfolio consists of securities at FVOCI and securities at amortized cost, gross of interest receivable and the allowance for expected credit losses.

As of December 31, 2020, the Credit Portfolio amounted to $5,946 million, compared to $6,582 million as of December 31, 2019 and $6,397 million as of December 31, 2018. The $636 million, or 10% decrease during 2020 compared to 2019 was largely attributable to the Bank’s defensive approach to favor liquidity over loan growth during most of 2020 as part of the prudential measures implemented by management since the onset of the COVID-19 pandemic.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $5,551 million as of December 31, 2020, compared to $6,502 million as of December 31, 2019, and $6,290 million as of December 31, 2018. The $951 million, or 15% decrease during 2020 reflects prudential measures implemented by the Bank’s management since the onset of the COVID-19 pandemic, favoring liquidity, emphasizing sectors which management considers defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage) and stricter credit underwriting standards.

As of December 31, 2020, 75% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 73% as of December 31, 2019 and 74% as of December 31, 2018, which reflects higher short term lending origination throughout 2020. As of those same dates, trade-related finance transactions represented 43%, 40% and 45%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 57%, 53% and 59%, respectively, of the Bank’s short-term origination, both of which reflect the Bank’s increasing focus on, and exposure to, financial institutions in recent years.

As of December 31, 2020, the Commercial Portfolio’s exposure remained diversified across regions and industry sectors, with 54% of the total Commercial Portfolio representing the Bank’s traditional client base of financial institutions and 46% of the total Commercial Portfolio represented by corporations, of which 34% and 54% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total Commercial Portfolio or lower as of December 31, 2020, except for certain sectors that the Bank considers to be defensive in the current economic context, such as oil & gas (downstream) at 7%, and electric power and food and beverage, each at 6% of the Commercial Portfolio as of December 31, 2020. Geographically, 59% of the portfolio remained geographically distributed in investment grade countries as of December 31, 2020, up 5 percent points from December 31, 2019, as the Bank weighted during the year its portfolio towards lower-risk countries, taking advantage of good risk/return opportunities. On a country-risk basis, Brazil represented the largest country-risk exposure at 18% of the total Commercial Portfolio, of which 91% were with financial institutions. Other relevant country-risk exposures were to investment grade countries such as Colombia at 14%, Mexico at 11%, Chile at 10%, and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9% of the total portfolio. The Bank also continued adjusting its exposure towards lower-risk countries, evidenced by a 103% increase year-over-year in Peru, now representing 6% of total Commercial Portfolio, while continuing to decrease exposure in Argentina, down 42% year-over-year, now representing 2% of the total Commercial Portfolio.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2020	%	2019	%	2018	%	2017	%	2016	%

	(in $ millions, except percentages)
Loans at amortized cost	$4,911	88.5	$5,893	90.6	$5,778	91.9	$5,506	91.8	$6,021	93.4
Loan commitments and financial guarantee contracts	565	10.2	493	7.6	502	8.0	487	8.1	403	6.3
Customers’ liabilities under acceptances	74	1.3	116	1.8	10	0.1	6	0.1	20	0.3
Total	$5,551	100.0	$6,502	100.0	$6,290	100.0	$5,999	100.0	$6,444	100.0

Loan Portfolio

As of December 31, 2020, the Bank’s Loan Portfolio totaled to $4,911 million, compared to $5,893 million as of December 31, 2019 and $5,778 million as of December 31, 2018. The $982 million, or 17% Loan Portfolio decrease during 2020 was mainly attributable to lower lending origination during the year, reflecting the Bank’s defensive approach to favor liquidity over loan growth during most of the year, as part of prudential measures implemented at the onset of the COVID-19 pandemic, coupled with a continued emphasis on sectors which management considers defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage) and stricter credit underwriting standards. As of December 31, 2020, the Loan Portfolio had an average remaining maturity term of 348 days, and 63% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 380 days, or 71% maturing within one year as of December 31, 2019, and 323 days, or 73% maturing within one year as of December 31, 2018.

As of December 31, 2020, the Bank’s credit-impaired loans totaled $11 million (or 0.22% of the Loan Portfolio), compared to $62 million (or 1.05% of the Loan Portfolio) as of December 31, 2019 and $65 million (or 1.12% of the Loan Portfolio) as of December 31, 2018. Credit-impaired loans decreased in 2020 mainly due to the sale of $11.6 million of an outstanding credit-impaired exposure classified as Stage 3 (under accounting standard IFRS 9), which resulted in a $52.1 million write-off against its individually assigned allowance for credit losses. As of December 31, 2020, $11 million in credit-impaired loans were related to a single transaction in the retail trade sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $4.2 million, representing coverage of 40%.

Loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination, decreased by 18% during 2020, reflecting the prudential measures implemented since the onset of the COVID-19 pandemic in 2020, while loans classified as Stage 2 under IFRS 9, which represent loans with exposures whose credit conditions have deteriorated since origination, increased by 25%, mainly as a result of the Bank’s internal country ratings’ downward revisions.

Loan Portfolio by Country

The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2020	% of Total Loans	2019	% of Total Loans	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans

	(in $ millions, except percentages)
Argentina	$131	2.7	$226	3.8	$604	10.5	$295	5.3	$325	5.4
Belgium	10	0.2	14	0.2	13	0.2	11	0.2	4	0.1
Bolivia	12	0.2	7	0.1	14	0.2	15	0.3	18	0.3
Brazil	972	19.8	1,015	17.2	1,156	20.0	1,019	18.5	1,164	19.3
Chile	534	10.9	683	11.6	177	3.1	171	3.1	69	1.2
Colombia	714	14.5	906	15.4	626	10.8	829	15.1	653	10.8
Costa Rica	146	3.0	220	3.7	370	6.4	356	6.5	400	6.6
Dominican Republic	202	4.1	290	4.9	301	5.2	250	4.5	244	4.1
Ecuador	46	0.9	174	3.0	188	3.3	94	1.7	129	2.1
El Salvador	40	0.8	54	0.9	70	1.2	55	1.0	105	1.7
France	151	3.1	153	2.6	0	0.0	0	0.0	0	0.0
Germany	0	0.0	35	0.6	18	0.3	38	0.7	50	0.8
Guatemala	281	5.7	279	4.7	329	5.7.	309	5.6	316	5.2
Honduras	10	0.2	129	2.2	89	1.5	75	1.4	73	1.3
Hong Kong	2	0.0	11	0.2	0	0.0	0	0.0	0	0.0
Jamaica	23	0.5	38	0.7	22	0.4	24	0.4	8	0.1
Luxembourg	50	1.0	60	1.0	18	0.3	20	0.4	15	0.2
Mexico	607	12.4	754	12.8	867	15.0	850	15.4	927	15.4
Nicaragua	0	0.0	0	0.0	0	0.0	30	0.5	37	0.6
Panama	241	4.9	268	4.6	485	8.4	500	9.1	499	8.3
Paraguay	101	2.1	128	2.2	159	2.7	60	1.1	108	1.8
Peru	273	5.6	150	2.6	78	1.4	212	3.8	467	7.8
Singapore	75	1.5	91	1.5	39	0.7	55	1.0	70	1.2
Switzerland	0	0.0	0	0.0	0	0.0	4	0.1	46	0.8
Trinidad & Tobago	166	3.4	182	3.1	145	2.5	175	3.2	184	3.1
United Kingdom	10	0.2	0	0.0	0	0.0	0	0.0	0	0.0
United States of America	114	2.3	25	0.4	0	0.0	44	0.8	73	1.2
Uruguay	0	0.0	1	0.0	10	0.2	15	0.3	37	0.6
Total	$4,911	100.0	$5,893	100.0	$5,778	100.0	$5,506	100.0	$6,021	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2020, the Bank’s combined Loan Portfolio associated with European country risk represented $221 million, or 4.50% of the total Loan Portfolio, compared to $261 million, or 4.42% of the total Loan Portfolio as of December 31, 2019 and $48 million, or 0.84% as of December 31, 2018.

Loan Portfolio by Type of Borrower

The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2020	% of Total Loans	2019	% of Total Loans	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,232	45.4	$2,693	45.7	$2,459	42.5	$2,084	37.9	$1,739	28.9
State-owned commercial banks	477	9.7	590	10.0	624	10.8	574	10.4	515	8.5
Central banks	0	0.0	0	0.0	0	0.0	0	0.0	30	0.5
State-owned organizations	742	15.1	780	13.2	743	12.9	723	13.1	787	13.1
Private corporations	1,425	29.1	1,783	30.3	1,893	32.8	2,125	38.6	2,950	49.0
Sovereign	35	0.7	47	0.8	59	1.0	0	0.0	0	0.0
Total	$4,911	100.0	$5,893	100.0	$5,778	100.0	$5,506	100.0	$6,021	100.0

As of December 31, 2020, the Bank’s Loan Portfolio industry exposure mainly included: (i) 55% in the financial institutions sector; (ii) 15% in the industrial sector, mostly comprised of food and beverage (5%), electric power (5%) and other manufacturing (3%); and (iii) 12% in the oil and gas sector, which in turn was divided into downstream (7%), upstream (3%) and integrated (2%). No other industry sector exceeded 10% exposure of the Loan Portfolio.

Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates

The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2020, by type of rate and type of borrower:

	As of December 31, 2020
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$1,082	$62	$0	$1,144
State-owned commercial banks	300	0	0	300
State-owned organizations	394	0	0	394
Private corporations	648	15	7	670
Sovereign	12	24	0	36
Subtotal	$2,436	$101	$7	$2,544
FLOATING RATE
Private sector commercial banks and financial institutions	$813	$274	0	$1,087
State-owned commercial banks	119	57	0	176
State-owned organizations	57	291	0	348
Private corporations	241	515	0	756
Sovereign	0	0	0	0
Subtotal	$1,230	$1,137	$0	$2,367
Total	$3,666	$1,238	$7	$4,911

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

Loan commitments and financial guarantee contracts amounted to $565 million, or 10% of the total Commercial Portfolio, as of December 31, 2020, compared to $493 million, or 8% of the total Commercial Portfolio, as of December 31, 2019 and $502 million, or 8% of the total Commercial Portfolio, as of December 31, 2018. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 76% of the total loan commitments and financial guarantee contracts as of December 31, 2020, compared to 86% and 79%, as of December 31, 2019 and 2018, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2020		2019		2018
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts

	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$0	0.0	$0	0.0	$7	1.4
Bolivia	3	0.5	0	0.1	0	0.0
Brazil	50	8.8	50	10.2	50	10.0
Canada	0	0.0	1	0.1	0	0.0
Chile	8	1.4	0	0.0	0	0.0
Colombia	50	8.9	48	9.6	52	10.4
Costa Rica	56	9.9	59	12.0	39	7.7
Dominican Republic	16	2.9	16	3.3	17	3.3
Ecuador	94	16.6	155	31.5	247	49.3
El Salvador	1	0.1	6	1.1	1	0.2
France	85	15.0	48	9.7	0	0.0
Germany	0	0.0	0	0.0	18	3.6
Guatemala	44	7.8	44	9.0	15	3.0
Honduras	0	0.1	0	0.1	0	0.0
Mexico	5	0.9	17	3.5	23	4.5
Panama	61	10.8	22	4.4	29	5.9
Paraguay	12	2.1	11	2.2	0	0.0
Peru	46	8.2	6	1.2	3	0.6
Switzerland	0	0.0	10	2.0	0	0.0
Uruguay	34	6.0	0	0.0	1	0.1
Total loan commitments and financial guarantee contracts	$565	100.0	$493	100.0	$502	100.0

Investment Portfolio

As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost, consisting of highly liquid corporate debt securities rated above ‘A’, and investments in securities issued by Latin American entities related to the Bank’s investment management activities.

The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio and other financial assets, net, as of the dates indicated.

	As of December 31,
	2020	2019	2018

	(in $ millions)
Securities at amortized cost	$164	$75	$85
Securities at FVOCI	231	5	22
Investment Portfolio	$395	$80	$107
Equity instrument at FVOCI	0	2	6
Financial instrument at fair value through profit and loss (debentures)	0	6	9
Interest receivable	3	1	2
Reserves	(0)	(0)	(0)
Total securities and other financial assets, net	$398	$89	$124

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

The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%

	(in $ millions, except percentages)
Brazil	$41	10.4	$2	1.8	$4	4.1
Chile	41	10.4	5	6.4	5	4.7
Colombia	30	7.6	15	19.3	28	26.3
Mexico	44	11.1	22	27.0	27	25.3
Multilateral Organizations	113	28.5	0	0.0	0	0.0
Panama	10	2.6	36	45.5	35	32.4
Peru	26	6.7	0	0.0	0	0.0
Trinidad and Tobago	0	0.0	0	0.0	8	7.2
United States of America	90	22.7	0	0.0	0	0.0
Total	$395	100.0	$80	100.0	$107	100.0

	As of December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%

	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$34	8.5	$19	24.2	$19	17.5
State-owned commercial banks	28	7.2	0	0.0	3	2.7
Sovereign debt	20	5.1	34	42.2	46	43.5
State-owned organizations	196	49.5	24	29.8	32	29.5
Private corporations	117	29.7	3	3.8	7	6.8
Total	$395	100.0	$80	100.0	$107	100.0

	As of December 31,
	2020		2019		2018
	Amount	%	Amount	%	Amount	%

	(in $ millions, except percentages)
In one year or less	$75	18.9	$28	35.5	$36	33.9
After one year through five years	320	81.1	51	64.5	65	60.4
After five years through ten years	0	0.0	0	0.0	6	5.7
Total	$395	100.0	$80	100.0	$107	100.0

As of December 31, 2020, 2019 and 2018, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.

Securities at amortized cost

As of December 31, 2020, the Bank’s securities at amortized cost increased to $164 million, from $75 million as of December 31, 2019. The $89 million, or 119% increase during the year in the securities at amortized cost portfolio was mostly attributable to $144 million of investment securities acquired in 2020 as part of the strategy to increase Treasury’s investment management activities, partially offset by $53 million in proceeds received from redemption of investment securities during 2020. As of December 31, 2020, securities at amortized cost with a carrying value of $11 million were pledged to secure repurchase transactions accounted for as secured financings.

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

Securities at FVOCI

As of December 31, 2020, the Bank’s securities at FVOCI increased to $231 million, from $5 million as of December 31, 2019. The $226 million increase during the year in the securities at FVOCI was mainly attributable to $227 million in securities purchases by the creation of a highly liquid corporate debt securities portfolio during the year. As of December 31, 2020, the Bank’s securities at FVOCI consisted of investments in securities of issuers in the Region, of which 100% corresponded to sovereign and state-owned issuers, and corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

As of December 31, 2019, the Bank’s securities at FVOCI decreased to $5 million, from $22 million as of December 31, 2018. The $17 million, or 77% decrease during the year in the securities at FVOCI was attributable to the proceeds of $9 million and $8 million from the sale and redemption, respectively, of securities at FVOCI during the year. As of December 31, 2019, the Bank’s securities at FVOCI consisted of investments in securities of issuers in the Region, of which 100% corresponded to sovereign and state-owned issuers. As of December 31, 2019, securities at FVOCI with a carrying value of $4.9 million were pledged to secure repurchase transactions accounted for as secured financings.

Total Gross Outstandings by Country

The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2020		2019		2018
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings

	(in $ millions, except percentages)
Argentina	$133	2.1	$231	3.2	$609	7.9
Brazil	1,017	16.4	1,023	14.2	1,169	15.2
Chile	576	9.3	690	9.6	183	2.4
Colombia	752	12.1	929	12.9	660	8.6
Costa Rica	147	2.4	222	3.1	372	4.9
Dominican Republic	204	3.3	292	4.1	304	4.0
Ecuador	47	0.8	178	2.5	189	2.5
France	152	2.5	156	2.2	0	0.0
Guatemala	283	4.6	281	3.9	332	4.3
Honduras	10	0.2	131	1.8	90	1.2
Mexico	657	10.6	784	10.9	899	11.7
Multilateral Organizations	163	2.6	20	0.3	0	0.0
Panama	257	4.2	310	4.3	529	6.9
Paraguay	101	1.6	129	1.8	161	2.1
Peru	300	4.8	151	2.1	79	1.0
Singapore	75	1.2	91	1.3	38	0.5
Trinidad & Tobago	166	2.7	182	2.5	154	2.0
United States of America	896	14.5	1,162	16.2	1,669	21.8
Other countries (1)	255	4.1	231	3.1	237	3.0
Total (2)	$6,191	100.0	$7,193	100.0	$7,674	100.0
(1)	“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2020 was comprised of Canada ($51 million), Germany ($50 million), Luxembourg ($50 million), El Salvador ($41 million), Jamaica ($23 million), Bolivia ($12 million), United Kingdom ($11 million), Belgium ($10 million), Switzerland ($3 million), Hong Kong ($2 million) and Japan ($1 million). “Other countries” in 2019 was comprised of Luxembourg ($60 million), El Salvador ($55 million), Jamaica ($38 million), Germany ($35 million), Belgium ($14 million), Switzerland ($10 million), Hong Kong ($10 million), Bolivia ($7 million), Japan ($1 million), and Uruguay ($1 million). “Other countries” in 2018 was comprised of El Salvador ($71 million), Germany ($68 million), Jamaica ($22 million), Japan ($2 million), Luxembourg ($18 million), Belgium ($14 million), Switzerland ($9 million), Bolivia ($14 million), Uruguay ($10 million) and Spain ($9 million).
(2)	The outstandings by country does not include loan commitments and financial guarantee contracts, and other assets. See Item 4.B. “Business Overview— Loan Commitments and Financial Guarantee Contracts.”

In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2020, overall cross border outstandings totaled $6,191 million, a $1,002 million, or 14% decrease compared to $7,193 million as of December 31, 2019, mainly as a result of the Bank’s prudential measures implemented since the onset of the COVID-19 pandemic.

As of December 31, 2019, overall cross border outstandings totaled $7,193 million, a $481 million, or 6% decrease compared to $7,674 million as of December 31, 2018, mainly as a result of decreased levels of liquid assets in the form of cash and cash equivalents, mostly placed with the U.S. Federal Reserve Bank.

Cross-border outstanding exposures in countries outside the Region correspond principally to the Bank’s liquidity placements and secured credits related to transactions carried out in the Region. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2020	2019	2018

	(in $ millions)
Private sector commercial banks and financial institutions	$2,345	$2,761	$2,546
State-owned commercial banks and financial institutions	558	613	681
Central banks	689	1,129	1,648
Sovereign debt	56	81	47
State-owned organizations	992	808	838
Private corporations	1,551	1,801	1,914
Total	$6,191	$7,193	$7,674

Total Revenues Per Country

The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2020	2019	2018

	(in $ millions)
Argentina	$8.2	$14.9	$10.0
Brazil	7.1	13.1	17.9
Chile	2.7	2.8	2.6
Colombia	13.5	10.3	15.4
Costa Rica	7.1	10.7	11.1
Dominican Republic	3.3	5.7	4.1
Ecuador	9.2	13.6	10.4
El Salvador	1.3	1.7	1.5
Germany	1.0	1.6	2.0
Guatemala	8.5	7.9	7.5
Honduras	2.9	2.9	2.4
Jamaica	1.1	1.7	2.1
Mexico	14.5	18.8	14.6
Panama	7.6	8.6	13.9
Paraguay	2.0	2.3	1.6
Peru	0.9	0.5	2.4
Trinidad and Tobago	7.9	8.2	5.0
Other countries (1)	0.4	1.4	3.1
Total revenues	$99.2	$126.7	$127.6

1)	Other countries consists of total income per country in which total income did not exceed $1 million for any of the periods indicated above.

The above table provides total revenues by country, as they are presented in the Bank’s Consolidated Financial Statements, and which are generated from the Bank’s Commercial and Treasury Business Segments.

Net Revenues

During the year ended December 31, 2020, the Bank recorded net revenues totaling $99.2 million, representing a $27.5 million or 22% decrease compared to 2019. The main driver of this decline was lower net interest income due to the Bank’s defensive approach to favor liquidity over loan growth during most of the year, as evidenced by lower average lending volumes and higher average cash position levels, coupled with the impact of lower market (LIBOR) rates on the Bank’s assets financed by its equity base.

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

The Superintendency of Banks has signed and executed agreements or letters of understanding with 28 foreign supervisory authorities regarding the sharing of supervisory information under principles of reciprocity, appropriateness, national agreement and confidentiality. These entities include the U.S. Federal Reserve Board, the Federal Reserve Bank, the Office of the Comptroller of the Currency of the Treasury Department, or OCC, and the Federal Deposit Insurance Corporation. In addition, the Statement of Cooperation between the United States and Panama promotes cooperation between U.S. and Panamanian banking regulators and demonstrates the commitment of the U.S. regulators and the Superintendency to the principles of comprehensive and consolidated supervision.

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

Capital

General License Banks must at all times maintain: (i) a paid-in capital of no less than U.S.$10 million and (ii) an adjusted capital of not less than 8% of total risk-weighted assets (Capital Adequacy Ratio). The Superintendency has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.

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

Secondary Capital

Secondary capital includes: (i) financial instruments that comply with the criteria set forth in Rule No. 1-2015 to be classified as secondary capital, (ii) subscription premiums paid on financial instruments that are classified as secondary capital, (iii) financial instruments issued by consolidated affiliates of the bank to third parties, and (iv) reserves for future losses (excluding provisions assigned to the deterioration of assets valued on an individual or collective basis up to 1.25% of credit risk-weighted assets).

Dynamic Reserves

The dynamic reserve must be between 1.25% and 2.5% of the risk-weighted assets amount corresponding to the credit facilities classified in the Normal category and cannot decrease with respect to the amount calculated for the previous quarter, except for cases when such decrease is as a result of a conversion from dynamic reserves to specific reserves. As a consequence of the global COVID-19 outbreak, the Superintendency of Banks adopted an exceptional and temporary measure which allows banks to use up to 80% of the dynamic reserves for the creation of specific reserves solely to compensate for any decrease in retained earnings resulting from the creation of IFRS provisions or specific reserves for the modified loan portfolio.

General License Banks are required to maintain a ratio of ordinary primary capital over risk-weighted assets of 4.50%. In addition, General License Banks are required to maintain a ratio of primary capital over risk weighted assets of 6.00%.

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

Banks may create their own financial models to determine the amount of the specific reserves, subject to the approval of the Superintendency of Banks. In any event, the internal financial models must comply with the aforementioned minimum specific reserve requirements and the following minimum requirements: Special Mention loans 2%; Sub-standard loans 15%; Doubtful loans 50%; and Unrecoverable 100%. Compliance with regulations on loan classification and loan loss reserves are monitored by the Superintendency through reports, as well as on- and off-site examinations.

Measures implemented as a result of COVID-19 pandemic

To preserve the health and stability of the financial system, the Superintendency of Banks of Panama issued Agreement No. 02-2020 (as amended to this date) that requires banks to evaluate the loans granted to individual and business clients, whose payment capacity has been affected by the outbreak of COVID-19 and the Panamanian Government's protective measures, and, if appropriate, provide temporary financial relief. The relief measures where originally in place until June 30, 2020 and subsequently extened to June 30, 2021. In addition to these measures, on June 30, 2020, the Panamanian Government enacted Law No. 156 of 2020 on June 30, 2020 (the “Moratorium Law”), which allows for a moratorium on scheduled payments of mortgage loans, personal loans, car loans, credit cards, SME loans, commercial loans, loans to the transportation sector, and loans to the agriculture and livestock sector until December 31, 2020.

The new temporary regulations created a temporary regulation for loans classified as “Modified Loans”. The regulation defines a Modified Loan as a loan for which the original terms and conditions have been modified at the request of the borrower or at the Bank’s initiative, without being considered a restructured loan. The new terms of Modified Loans have to consider financial feasibility criteria based on the borrower’s capacity to pay and the bank’s credit policies. Credits that are modified through contractual payment deferrals or other modifications are subject to special monitoring by the Bank and if the borrower does not comply with the new terms will be classified as “Restructured Credits”.

The Superintendency of Banks recently approved new amendments to Agreement No. 2-2020, which require banking entities to maintain provisions equivalent to three percent (3%) of the modified loan portfolio gross balance, including uncollected accrued interest and capitalized interests; modified loans secured with deposits pledged in the same bank may be excluded from this calculation up to the secured amount.

As of December 31, 2020, the Bank had one credit for a total of $8.8 million classified as a Modified Special Mention Loan subject to this temporary financial relief meassure, with an assigned Stage 2 IFRS 9 allowance for losses of $1.8 million. The Bank did not require additional complementary equity reserves because such Stage 2 IFRS 9 allowance exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020.

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

The laws and regulations require supervised entities to perform due diligence reviews on their clients and their transactions. The verification of information and documentation will depend on the clients’ risk profile. Supervised entities have the obligation to ensure that the information provided by their clients is up-to-date. In addition, banks are required to know and keep information about the ultimate beneficial owners of their clients. Clients classified as higher risk clients are required to update their information more frequently, as an extended or enhanced due diligence measure. Supervised entities are further required to implement a system of client classification by risk profiles, based on factors such as nationality, country of birth or incorporation, domicile, profession or trade, geographic region of the customer’s activities, corporate structure, type, amount and frequency of transactions, source of funds, politically exposed persons, products, services and channels.

Banks must comply with basic supervision and monitoring measures in order to prevent and avoid the use of their banking operations and/or transactions for money laundering operations. These basic measures include: (i) compliance with “Know Your Customer” policies; (ii) supervision of employee activities; (iii) tracking the movement of every customer’s account to be aware of their regular activities and be able to identify unusual transactions; (iv) keeping a registry of every suspicious transaction and notifying suspicious transactions to the Financial Analysis Unit (a Panamanian governmental agency under the Ministry of the Presidency); (v) conducting internal audits at least every six months on accounts with funds exceeding $10,000, with the purpose of determining if transactions made in these accounts are consistent with the account holder’s usual behavior; and (vi) monitoring accounts of clients labelled as politically exposed persons.

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

The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2020, the New York Agency maintained a pledge deposit with a carrying value of $10 million with the New York State Department of Financial Services, above the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.

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

On January 1, 2020, the Anti-Money Laundering Act of 2020 (“AMLA 2020”) became effective when the U.S. Congress overrode former President Donald Trump's veto of the National Defense Authorization Act. AMLA 2020 is the most consequential anti-money laundering legislation passed by the U.S. Congress in decades. Among its many provisions, AMLA 2020 provides for expanded whistleblower rewards and protections, the establishment of a beneficial ownership registration database that will be implemented by the Financial Crimes Enforcement Network (“FinCEN”), new Bank Secrecy Act violations and enhanced penalties for repeat and egregious violators. AMLA 2020 requires that various U.S. regulatory agencies (such as FinCEN) promulgate regulations implementing the requirements of AMLA 2020.

The New York Agency is a “financial institution” for purposes of the Bank Secrecy Act and must comply with the aforementioned anti-money laundering laws and regulations. The failure of a financial institution to comply with the requirements of these laws and regulations could have serious legal, reputational and financial consequences for such institution. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with these laws and their implementing regulations, but the changes to the Bank Secrecy Act effected through AMLA may expose the New York Agency to heightened anti-money laundering requirements, obligations, or regulatory uncertainty as additional anti-money laundering requirements are developed and implemented.

U.S. Economic or Financial Sanctions, Requirements or Trade Embargoes

The economic or financial sanctions, requirements or trade embargoes (collectively, the “Sanctions”) imposed, administered or enforced from time to time by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other U.S. governmental authorities, require all U.S. persons, including U.S. branches or agencies of foreign banks operating in the U.S. (such as the New York Agency) to comply with these sanctions, and require U.S. financial institutions to block accounts and other property of, or reject unlicensed trade and financial transactions with specified countries, entities, and individuals. Failure to comply with applicable Sanctions can have serious legal, reputational and financial consequences for an institution subject to these requirements and Sanctions, in general, may have a direct or indirect adverse impact on the business or operations of parties that engage in trade finance or international commerce. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with applicable Sanctions. However, despite the Bank's internal controls and good faith attempts to comply with Sanctions, it may, from time to time, process or effect transactions which are the subject of Sanctions or in which a person subject to Sanctions has an interest due to the nature of the Bank's activities, the geographical location of the Bank's counterparties and customer base, or these parties' attempts to conceal or disguise the true nature of their involvement in these transactions.

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

Information Security

The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the Information Security and Technological Risk Management Framework. These policies and procedures, which apply throughout the Bank, cover any access to data, resource management and information systems by the Bank’s employees, providers and suppliers, as well as any other person who deals with the Bank on a permanent or temporary basis and has some form of access to data, resource management and IT systems.

The Bank’s Information Security Team is responsible for overseeing compliance with the policies and procedures by any person with access to our systems. The Bank also engages independent third-party reviews of its cyber-security program.

The cyber-security program was developed using a holistic approach, which enables us to cover both the technical and strategic measures in a single framework. This framework is based on four fundamental pillars: Perimeter Security, Service and Infrastructure Security, User Security and Data Security.

Actions implemented due to the COVID-19 pandemic

The Bank successfully implemented its Business Continuity Plan, which provides, among other things, that 100% of its staff is working remotely (telecommuting). This has increased the frequency of risks associated with cybersecurity, such as increased e-mail attack attempts and increased attack attempts due to the widespread use of remote connection protocols.

To counteract these risks, the Bank’s management has reinforced the controls and implemented specific cyber-security measures and controls, supported by tools to protect the main points of attack, namely email and end points (laptops). These tools include (i) email protection tools on all mail flows (incoming and outgoing), which identify and protect against phishing, malware and even a zero day attack (zero days); (ii) End-Point Protection, a next generation antivirus software, that allows the detection of threats based on behavior, as well as modules for automatic incident detection and response; and (iii) encrypted and secure communication to access the Bank’s resources through a virtual private network (VPN) platform used to access the Bank’s resources (applications, shared folders). All measures are accompanied by continuous monitoring by the Bank’s information security and technology personnel, as well as by the outsourced SOC.

Managing interest rate benchmark reform and any risks arising due to reform

The Bank’s LIBOR Transition Steering Committee monitors and manages the transition to ARRs. The Committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The Committee reports to the Board of Directors and collaborates with other business functions as needed. It provides periodic reports to management regarding interest rate risk and risks arising from IBOR reform.

At the end of 2020, the Bank commenced amending existing loans and advances to corporate customers, including loan commitments to corporate customers. These amendments incorporate a fallback provision stating that the existing LIBOR benchmark rate will be replaced by SOFR (Secured Overnight Financing Rate) when LIBOR ceases to exist. The Bank plans to finish the process of amending contractual terms by the end of 2021.

For further information regarding the Bank’s interest rate benchmark transitions and related risks, see Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations”, and Item 18, “Financial Statements,” note 4.

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

The following discussion and analysis of the Bank’s financial condition and results of operations should be read in conjunction with the Bank’s Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2018 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 30, 2020. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report. The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with IFRS.

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

	For the Year Ended December 31,
	2020	2019	2018

	(in $ thousands, except per share amounts and percentages)
Interest income	$180,973	$273,682	$258,490
Interest expense	(88,523)	(164,167)	(148,747)
Net interest income	92,450	109,515	109,743
Other income (expense):
Fees and commissions, net	10,418	15,647	17,185
Loss on financial instruments, net	(4,794)	(1,379)	(1,009)
Other income, net	1,083	2,874	1,670
Total other income, net	6,707	17,142	17,846
Total revenues	99,157	126,657	127,589

Reversal (provision) for credit losses	1,464	(430)	(57,515)
Gain (loss) on non-financial assets, net	296	500	(10,018)

Operating expenses:
Salaries and other employee expenses	(21,462)	(24,179)	(27,989)
Depreciation of investment property, equipment and leasehold improvements	(3,587)	(2,854)	(1,282)
Amortization of intangible assets	(753)	(702)	(1,176)
Other expenses	(11,522)	(12,939)	(18,471)
Total operating expenses	(37,324)	(40,674)	(48,918)
Profit for the year	$63,593	$86,053	$11,138
Basic earnings per share	$1.60	$2.17	$0.28
Diluted earnings per share	$1.60	$2.17	$0.28
Weighted average basic shares	39,656	39,575	39,543
Weighted average diluted shares	39,656	39,575	39,543
Return on average total assets (1)	0.96%	1.36%	0.17%
Return on average total equity (2)	6.19%	8.56%	1.08%

(1)	For the years 2020, 2019 and 2018, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2020, 2019 and 2018 is calculated on the basis of daily average balances.
(2)	For the years 2020, 2019 and 2018, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2020, 2019 and 2018 is calculated on the basis of daily average balances.

Profit for the year

Bladex’s profit for the year 2020 totaled $63.6 million, or $1.60 per share, compared to $86.1 million, or $2.17 per share for 2019. This decrease in profits was mainly driven by the Bank’s defensive approach of favoring liquidity over loan growth during most of 2020, as part of the prudential measures implemented since the onset of the COVID-19 pandemic. This mainly resulted in a $17.1 million, or 16% decrease in net interest income during 2020, following management’s decision to preserve the Bank’s liquidity, to implement stricter credit underwriting standards, and to focus on sectors considered to be defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage), together with its successful collection of virtually all scheduled loan maturities, all of which resulted in a reduction of average lending volumes throughout the year, an effect that was coupled with the negative impact of decreased market rates in the Bank’s net interest margin. The reduction in profit in 2020 was also a result of a $5.2 million, or 33% decrease in fees and commissions, mostly due to the absence of mandated structured transactions in a year impacted by market uncertainty. These negative effects were partially offset by: (i) a $3.4 million, or 8% decrease in operating expenses as a result of lower variable compensation and other savings generated by the Bank as a response to the current economic climate, and (ii) reversal of provisions for credit losses of $1.5 million in 2020, compared to provision charges of $0.4 million in 2019, derived from reduced levels of credit-impaired loans, lower Commercial Portfolio balances and the collection of loans in higher risk sectors and countries.

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

Net Interest Income and Margins

The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018

	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$87.9	$108.4	$109.8
Treasury	4.5	1.1	(0.0)
Total Net Interest Income	$92.4	$109.5	$109.7
Net interest margin (1)	1.41%	1.74%	1.71%
Net interest spread	1.13%	1.19%	1.21%

Changes in Net Interest Income — Volume and Rate Analysis

Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2020 compared to 2019 and 2019 compared to 2018. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2020 vs. 2019			2019 vs. 2018
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change

	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$2,456	$(14,572)	$(12,116)	$(636)	$2,032	$1,396
Investment securities	1,515	(1,193)	322	(61)	372	311
Loans	(18,882)	(62,033)	(80,915)	(4,587)	18,072	13,485
Total increase (decrease)	$(14,911)	$(77,798)	$(92,709)	$(5,284)	$20,476	$15,192
(Increase) decrease in interest expense
Demand deposits	(321)	1,610	1,289	(303)	(357)	(660)
Time deposits	(1,445)	41,791	40,346	6,183	(9,812)	(3,629)
Total Deposits	(1,766)	43,401	41,635	5,880	(10,169)	(4,289)
Securities sold under repurchase agreement and short-term borrowings and debt	1,102	13,883	14,985	65	(5,068)	(5,003)
Long-term borrowings and debt, net	(1,389)	20,413	19,024	(5,782)	(346)	(6,128)
Total (increase) decrease	$(2,053)	$77,697	$75,644	$163	$(15,583)	$(15,420)
Increase (decrease) in net interest income	$(16,964)	$(101)	$(17,065)	$(5,121)	$4,893	$(228)

(*) Volume variation effect in net interest income is calculated by multiplying the difference in average volumes by the current year’s average yield. Rate variation effect in net interest income is calculated by multiplying the difference in average yield by the prior year’s average volume.

Interest Income Variation

2020 vs. 2019

For the year ended December 31, 2020, the Bank’s interest income totaled $181.0 million, compared to $273.7 million during the year ended December 31, 2019. The $92.7 million, or 34% decrease in interest income during 2020 was primarily attributable to a $77.8 million rate-driven decrease in interest income for total interest-earning assets mostly associated with a 111 basis point decrease in average lending rates to 3.48% in 2020 as lower LIBOR-based market rates more than offset higher lending spreads, coupled with the prudential measures implemented by the Bank as of the onset of the COVID-19 pandemic, which favored low-yielding liquid assets over loan growth during most part of the year, and therefore reduced its average loan volumes by 10% and almost doubled its average liquidity position throughout 2020.

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

Interest Expense Variation

2020 vs. 2019

For the year ended December 31, 2020, the Bank recorded an interest expense of $88.5 million, a $75.6 million, or 46% annual decrease compared to $164.2 million in 2019. This annual decrease was primarily the result of a $77.7 million rate-driven decrease in interest expense for total interest-bearing liabilities, attributable to lower LIBOR-based market rates and the Bank’s increased reliance on deposits. Overall, the average interest rate paid on interest-bearing liabilities decreased to 1.59% in 2020 from 3.10% in 2019.

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

Net Interest Income Variation

2020 vs. 2019

For the year ended December 31, 2020, the Bank’s net interest income totaled $92.4 million, compared to $109.5 million during the year ended December 31, 2019. The $17.1 million, or 16% decrease in net interest income during 2020 was impacted by the Bank’s defensive approach to favor liquidity over loan growth during most of the year, as evidenced by higher average cash position levels (23% of average interest-earning assets in 2020) and lower average loan balances, coupled with the impact of lower market (LIBOR) rates on the Bank’s assets financed by its substantial equity base. These effects were partly offset by the widening of the Bank’s net lending spread differential throughout 2020, as liabilities repriced faster than loans in a decreasing market rate environment, and as the Bank was able to increase lending spreads in its lending origination to top quality borrowers as the COVID-19 pandemic emerged and continued.

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

	For the Year ended December 31,
	2020			2019			2018
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate

	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$1,502	$4.9	0.32%	$756	$17.0	2.22%	$784	$15.6	1.96%
Investment securities (1)	157	3.6	2.21%	90	3.2	3.52%	92	2,9	3.12%
Loans	4,881	172.5	3.48%	5,449	253.5	4.59%	5,552	240.0	4.26%
Total interest-earning assets	$6,540	$181.0	2.72%	$6,294	$273.7	4.29%	$6,427	$258.5	3.97%
Allowance for loan losses	(67)			(101)			(98)
Non-interest-earning and other assets	135			153			122
Total Assets	$6,608			$6,346			$6,451
Interest-Bearing Liabilities
Demand deposits	$205	0.6	0.29%	$98	1.9	1.91%	$82	1.2	1.48%
Time deposits	2,770	25.2	0.89%	2,621	65.5	2.47%	2,868	61.9	2.13%
Deposits (2)	2,975	25.8	0.85%	2,719	67.4	2.45%	2,950	63.1	2.11%
Securities sold under repurchase agreements and short-term borrowings and debt	1,061	24.0	2.22%	1,117	38.9	3.44%	1,123	33.9	2.98%
Long-term borrowings and debt, net (3)	1,440	38.8	2.65%	1,388	57.8	4.11%	1,245	51.7	4.09%
Total interest-bearing liabilities	$5,476	$88.6	1.59%	$5,224	$164.2	3.10%	$5,318	$148.7	2.76%
Non-interest bearing liabilities and other liabilities	105			117			102
Total Liabilities	$5,581			$5,341			$5,420
Total equity	1,027			1,005			1,031
Total Liabilities and Equity	$$6,608			$6,346			$6,451
Net interest spread			1.13%			1.19%			1.21%
Net interest income and net interest margin		$92.4	1.41%		$109.5	1.74%		$109.7	1.71%

(1) Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 2.27%, 3.58% and 3.21%, for 2020, 2019 and 2018, respectively.

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

Fees and commissions, net

The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018

	(in $ thousands)
Syndications	$603	$5,622	$4,950
Documentary and standby letters of credit	9,000	9,506	10,767
Other commissions, net	815	519	1,468
Fees and commissions, net	$10,418	$15,647	$17,185

During the year ended December 31, 2020, fees and commissions totaled $10.4 million, compared to $15.6 million for the year ended December 31, 2019. The $5.2 million, or 33% decrease in fees and commissions was mainly attributable to lower levels of business from the Bank’s syndication desk in a year impacted by market uncertainty, as the Bank was able to close two mandated structured transactions during 2020, for a total principal amount of $200 million, compared to six transactions closed during 2019, for a total principal amount of $1.3 billion. Commissions from letter of credit business decreased 5% in 2020, performing similarly to pre-COVID levels in the second half of the year. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 57% increase in 2020 compared to 2019.

During the year ended December 31, 2019, fees and commissions totaled $15.6 million, compared to $17.2 million for the year ended December 31, 2018. The $1.5 million, or 9% decrease resulted from the net effect of: a 12% decrease in fees from letters of credit on lower letters of credit revenues, which were partially offset by a 14% year-on-year increase in syndication fees. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close six transactions during 2019, for a total principal amount of $1.3 billion, compared to seven transactions during 2018, for a total principal amount of $847 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a 65% decrease in 2019 compared to 2018.

Gain (loss) on financial instruments, net

The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018

	(in $ thousands)
(Loss) gain on derivative financial instruments and foreign currency exchange, net	$(1,813)	$672	$(1,226)
(Loss) gain on financial instruments at fair value through profit or loss	(2,175)	(2,258)	648
Unrealized loss on financial instruments at fair value through profit or loss	(806)	0	0
Realized gain on sale of securities at fair value through OCI	0	186	194
Gain (loss) on sale of loans	0	21	(625)
Loss on financial instruments, net	$(4,794)	$(1,379)	$(1,009)

During the year ended December 31, 2020, the Bank recorded a net loss on financial instruments of $4.8 million, compared to a net loss on financial instruments of $1.4 million for the year ended December 31, 2019, and a net loss on financial instruments of $1.0 million for the year ended December 31, 2018. The $3.4 million, or 248% increase in loss on financial instruments during 2020 was mainly attributable to the fair value adjustment of a debt instrument received as part of a loan restructuring back in 2018, and, to a lesser extent, to the ineffectiveness of the Bank’s foreign currency derivatives position to hedge the risk associated mainly with a portion of the notes issued under its Mexican note program. The $0.4 million, or 37% increase in loss on financial instruments during 2019 was mainly attributable to investment securities losses held at fair value through profit and loss.

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

The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s business stream of loan intermediation and distribution activities in the primary and secondary markets. During the year ended December 31, 2020, the Bank reported no results from sale of loans, due to decreased sale activity in the secondary markets in 2020, compared to a gain on sale of loans of $21 thousand during the year ended December 31, 2019, and a net loss on sale of loans of $0.6 million during the year ended December 31, 2018, as the Bank reduced its exposure in 2018 associated with a previously executed structured transaction.

Other income, net

During the year ended December 31, 2020, the Bank recorded other income, net of $1.1 million, compared to $2.9 million and $1.7 million for the years ended December 31, 2019, and 2018, respectively. The $1.8 million or 62% decrease in other income in 2020 is mainly related to the payment of a matured investment security in the amount of $0.8 million that was recorded in 2019.

Reversal (provision) for credit losses

For the year ended December 31, 2020, the Bank’s reversal of provisions for credit losses totaled $1.5 million, an improved result when compared to credit loss provision charges of $0.4 million for the year ended December 31, 2019. The reversal of provisions for credit losses in 2020 was primarily due to improved credit quality derived from reduced levels of credit-impaired loans during the year, and from a 17% year-over-year decrease in Loan Portfolio balance at the end of 2020, as the Bank (i) was able to collect on virtually all scheduled loan maturities, (ii) implemented prudential measures since the onset of the COVID-19 pandemic, which prioritized liquidity over loan growth during most of the year, and (iii) focused its loan origination on sectors which management considers to be defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage) under stricter credit underwriting standards.

For the year ended December 31, 2019, the Bank’s provision for credit losses totaled $0.4 million, a substantially improved result when compared to $57.5 million for the year ended December 31, 2018. The result in 2019 was primarily due to improved credit quality derived from reduced levels of credit-impaired loans, the Bank’s improved country risk profile and the scheduled repayments at maturity in 2019 of certain exposures that had previously undergone some credit deterioration since their origination, some of which were related to internal country risk downgrades or to the incorporation of certain exposures in our watch-list.

For the year ended December 31, 2018, provision for credit losses amounted to $57.5 million, reflecting the increase in credit-impaired loans mostly associated with the significant deterioration of a single credit in the Brazilian sugar sector, exacerbated by significant deterioration in 2018 as a result of worsening sugar fundamentals in international markets, and a resulting significant decrease in sugar prices, which decreased during 2018 to levels well below the worldwide marginal cost of production, as well as due to the risk involved in the borrower’s complex restructuring process.

Gain (loss) on non-financial assets, net

For the years ended December 31, 2020 and 2019, the gain on non-financial assets, net, amounted to $0.3 million and $0.5 million, respectively, as the Bank registered an unrealized gain on an investment property in 2020, and a realized gain on the sale of an investment property in 2019.

For the year ended December 31, 2018, the loss on non-financial assets, net, amounted to $10.0 million, $4.0 million of which was associated with write offs corresponding mainly to technological projects classified as intangible assets ($2.7 million) and other assets under development ($1.3 million). The remaining amount relates to the storage silos received by the Bank as payment for a restructured loan transaction that were recorded as investment properties and as other assets under development of the deed, with carrying amounts of $3.8 million and $1.7 million, respectively, which were assessed in 2018 by the Bank to have a fair value of zero.

Operating Expenses

During the year ended December 31, 2020, the Bank’s operating expenses totaled $37.3 million, compared to $40.7 million for the year ended December 31, 2019. The $3.4 million or 8% decrease in operating expenses was primarily related to lower personnel expenses, mostly due to lower performance-based variable compensation, as well as other cost savings related to the COVID-19 pandemic.

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

	For the Year Ended December 31,
	2020	2019	2018

	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$87,921	$108,398	$109,781
Other income (expense), net	8,597	15,577	18,002
Total revenues	96,518	123,975	127,783
Reversal (provision) for credit losses	1,889	(744)	(57,621)
Gain (loss) on non-financial assets, net	296	500	(5,967)
Operating expenses	(28,021)	(31,183)	(37,436)
Profit for the segment	$70,682	$92,548	$26,759

TREASURY:
Net interest income	$4,529	$1,117	$(38)
Other income (expense), net	(1,890)	1,565	(156)
Total revenues	2,639	2,682	(194)
Provision (reversal) for credit losses	(425)	314	106
Operating expenses	(9,303)	(9,491)	(11,482)
Loss for the segment	$(7,089)	$(6,495)	$(11,570)

TOTAL:
Net interest income	$92,450	$109,515	$109,743
Other income (expense), net	6,707	17,142	17,846
Total revenues	99,157	126,657	127,589
Reversal (provision) for credit losses	1,464	(430)	(57,515)
Gain (loss) on non-financial assets, net	296	500	(5,967)
Operating expenses	(37,324)	(40,674)	(48,918)
Total profit for reportable segments	$63,593	$86,053	$15,189
Unallocated impairment loss on non-financial assets	0	0	(4,051)
Profit for the year	$63,593	$86,053	$11,138

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

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and from loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale on financial instruments measured at FVTPL; (v) reversal (provision) for credit losses; (vi) gain (loss) on other non-financial assets, net; and (vii) direct and allocated operating expenses.

Year 2020 vs. Year 2019

The Commercial Business Segment’s profit of $70.7 million for the year 2020 was mainly impacted by: (i) reversal of provisions for credit loses totaling $1.9 million in 2020, compared to provision charges of $0.7 million in 2019, which was due to lower Loan Portfolio balances as well as the Bank’s timely collection of scheduled maturities and improved asset quality on origination focused on defensive sectors under stricter credit underwriting standards, (ii) lower core income generation from interest and commission income, impacted by the Bank’s defensive approach to prioritize liquidity over loan growth during most of the year, coupled with the impact of decreased market rates, and lower transactions from the Bank’s syndication desk in a year impacted by market uncertainty, and (iii) a $3.3 million or 8% decrease in operating expenses primarily related to lower personnel expenses, mostly due to a lower performance-based variable compensation, and other cost savings related to the COVID-19 pandemic.

Year 2019 vs. Year 2018

The Commercial Business Segment’s profit of $94.8 million for the year 2019 was mainly impacted by: (i) substantially lower provisions for credit losses of $0.7 million in 2019, compared to $57.6 million in 2018, which was due to the Bank’s improved risk profile as a result of higher quality loan originations, the timely collection of scheduled maturities of its watch-list exposures, and no new credits classified as credit-impaired loans since the third quarter of 2018, (ii) steady top line total revenues resulting in a $1.5 million or 1% decrease, as the Bank was able to maintain relatively stable financial margins and average Commercial Portfolio volumes, mainly resulting from the shifting of its credit underwriting toward lower risk countries and (iii) a $6.2 million or 17% decrease in operating expenses as a result of the Bank's continued efforts and focus on effective cost control management and overall improved structural and operational efficiencies.

The Treasury Business Segment

The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-’, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) on financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), provision (reversal) for credit losses, and direct and allocated operating expenses.

Year 2020 vs. Year 2019

The Treasury Business Segment reported a loss of $7.1 million for the year 2020, compared to a loss of $6.5 million for the year 2019. The $0.6 million, or 9% increase in the Treasury Business Segment’s loss was primarily associated with losses on financial instruments mainly due to the ineffectiveness of the Bank’s derivatives hedging position, and a $0.4 million provision for credit losses recorded in 2020 compared to a $0.3 million reversal for credit losses in 2019. These factors were only partially compensated by an increase in net interest income due to the Bank’s liability sensitivity interest rate gap in a declining interest rate environment, coupled with an increased bond portfolio driving higher yields of assets managed by the Treasury Business Segment.

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

Changes in Financial Position

The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2020	2019

	(in $ thousands)
Assets
Cash and due from banks	$863,812	$1,178,170
Securities and other financial assets, net	398,068	88,794
Loans at amortized cost	4,911,397	5,892,997
Interest receivable	27,350	41,757
Loss allowances	(41,165)	(99,307)
Unearned interest and deferred fees	(5,884)	(12,114)
Loans at amortized cost, net	4,891,698	5,823,333
Loans at fair value through profit or loss	4,949	0
Loans, net	4,896,647	5,823,333

Customers’ liabilities under acceptances	74,366	115,682
Derivative financial instruments - assets	27,778	11,157
Equipment and leasehold improvements, net	16,213	18,752
Intangibles, net	1,984	1,427
Investment properties	3,214	3,494
Other assets	6,816	8,857
Total Assets	$6,288,898	$7,249,666

Liabilities and Equity
Demand deposits	$170,660	$85,786
Time deposits	2,968,240	2,802,550
	3,138,900	2,888,336
Interest payable	1,975	5,219
Total deposits	3,140,875	2,893,555

Securities sold under repurchase agreement	10,663	40,530
Borrowings and debt, net	1,985,070	3,138,310
Interest payable	9,175	10,554

Acceptance outstanding	74,366	115,682
Derivative financial instruments - liabilities	9,211	14,675
Allowance for loan commitments and financial guarantees contracts losses	2,904	3,044
Other liabilities	18,714	17,149
Total Liabilities	$5,250,978	$6,233,499

Equity
Common stock	$279,980	$279,980
Treasury stock	(57,999)	(59,669)
Additional paid-in capital in excess of value assigned to common stock	120,414	120,362
Capital reserves	95,210	95,210
Regulatory reserves	136,019	136,019
Retained earnings	464,088	446,083
Other comprehensive income (loss)	208	(1,818)
Total Equity	$1,037,920	$1,016,167
Total Liabilities and Equity	$6,288,898	$7,249,666

2020 vs. 2019

As of December 31, 2020, total assets amounted to $6,289 million, a 13% decrease compared to $7,250 million as of December 31, 2019, which was mainly attributable to a decrease in the Bank’s Loan Portfolio and cash and due from banks, which was partially offset by growth in the Bank’s Investment Portfolio, all as described below.

The Bank’s cash and due from banks, most of which consist of actively managed liquid assets, totaled $864 million as of December 31, 2020, compared to $1,178 million as of December 31, 2019, a $314 million decrease in cash and due from banks as the Bank shifted, in the second half of 2020, some of its cash to corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, in order to improve the overall yield of its liquidity position.

Securities and other financial assets are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of highly liquid corporate debt securities rated above ‘A’ (alluded to in the prior paragraph), and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $398 million, or 6% of total assets as of December 31, 2020, a 348% increase compared to $89 million, or 1% of total assets as of December 31, 2019.

As of December 31, 2020, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $4,911 million, compared to $5,893 million as of December 31, 2019. The $982 million, or 17% Loan Portfolio decrease as of December 31, 2020 was mainly attributable to the prudential measures implemented by management since the onset of the COVID-19 pandemic, including stricter credit underwriting and an emphasis on sectors which management considers defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage). As a result, in 2020 the Bank focussed its origination in short-term lending to its traditional client base of top quality financial institutions, export corporations and “multilatinas”, while it was able to collect on virtually all loan scheduled maturities.

As of December 31, 2020, total liabilities amounted to $5,251 million, a $982 million or 16% decrease, compared to $6,233 million as of December 31, 2019, which was mainly attributable to lower funding sources in the form of borrowings and debt, which decreased 37% as of December 31, 2020 compared to December 31, 2019, as the Bank increased its deposits and reduced its reliance on short-term borrowings. Deposit balances totaled $3,139 million as of December 31, 2020, a $251 million or 9% increase compared to $2,888 million as of December 31, 2019. Deposit balances as a percentage of total liabilities increased to 60% as of December 31, 2020, compared to 46% of total liabilities as of December 31, 2019. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 50% and 61% of total deposits at the end of these periods, respectively.

Total equity increased by 2% to $1,038 million as of December 31, 2020, compared to $1,016 million as of December 31, 2019. The increased equity level during 2020 was primarily due to profits totaling $64 million in 2020, net of $45 million in declared cash dividends, which were reduced in April of 2020 by 35%, to an annualized level of $1.00 per share compared to prior years at $1.54 per share, as a prudential measure under deteriorated market conditions. The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings.

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

The Bank assigns to each exposure a risk rating which is defined using quantitative and qualitative factors that are indicative of the risk of loss. This rating is considered for purposes of identifying significant increases in credit risk. These factors may vary depending on the nature of the exposure and the type of borrower. Each exposure is assigned to a risk rating at the time of initial recognition based on the information available about the customer and the country. Exposures are subject to continuous monitoring, which may result in the change of an exposure to a different risk rating. A description of the Bank’s mapping of its internal credit risk grades to external ratings is as follows:

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 to 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 to 6	2.35	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.90	Caa1 – Caa3	Exposure in customers whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the transaction involves certain risks.
8-9	30.67	Ca	Exposure in customers whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the transaction is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to customers with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

(1) PD refers to probability of default.

(2) External rating in accordance to Moody’s Investors Service.

In order to periodically monitor the quality of the portfolio, customers and countries are reviewed every three to twelve months, depending on the risk rating.

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

The Bank recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost at each reporting date at an amount equal to the lifetime expected credit losses if the credit risk of that financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of that financial asset has not increased significantly since initial recognition, an entity shall measure the loss allowance for that financial asset at an amount equal to 12-month expected credit losses.

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering a financial asset in its entirety or a portion thereof.. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate enough cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.

If the amount of loss on write-off is greater than the accumulated loss allowance, the difference will be recognized as an additional impairment loss.

The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2020	2019	2018

	(in $ millions, except percentages)
Credit-impaired loans	$11	$62	$65
Asset-specific allocation from the allowance for loan losses	5	54	49
Credit-impaired loans as a percentage of Loan Portfolio	0.2%	1.1%	1.1%

As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.

The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2020	%	2019	%	2018	%

	(in $ millions, except percentages)
Brazil	$52	93%	$2	100%	$37	89%
Chile	4	7%	0	0%	0	0%
Paraguay	0	0%	0	0%	4	11%
Total	$56	100%	$2	100%	$42	100%

During the year ended December 31, 2020, the Bank had write-offs against the allowance for loan losses totaling $56 million, representing 1.16% of the average Loan Portfolio in 2020, compared to $2 million, representing 0.04% of the average Loan Portfolio in 2019, and compared to $42 million, representing 0.75% of the average Loan Portfolio in 2018. The year-over-year write-off increase in 2020 was associated with (i) the sale of $11.6 million of an outstanding credit-impaired loan classified as Stage 3, which resulted in a $52.1 million write-off against its individually assigned allowance for credit losses, and (ii) the sale of a $17.5 million watchlist loan classified as Stage 2, which resulted in a $4.4 million write-off against its individually assigned allowance for credit losses.

In the three-year period ended December 31, 2020, the Bank disbursed $40,080 million in credits and had write-off loans for $101 million, representing 0.25% of credits disbursed.

The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2020	2019	2018

	(in $ thousands)
Credit-impaired loans:
Brazil:
Private corporations	$0	$61,845	$61,844
Argentina:
Private corporations	0	0	2,857
Panama:
Private corporations	10,593	0	0
Total credit-impaired loans	$10,593	$61,845	$64,701

As of December 31, 2020, the Bank had credit-impaired loans of $11 million (or 0.22% of the Loan Portfolio), compared to $62 million (or 1.05% of the Loan Portfolio) as of December 31, 2019 and $65 million (or 1.12% of the Loan Portfolio) as of December 31, 2018. Credit-impaired loans decreased in 2020 mainly due to the sale of $11.6 million of an outstanding credit-impaired loan classified as Stage 3 (under accounting standard IFRS 9), which resulted in a $52.1 million write-off against its individually assigned allowance for credit losses. As of December 31, 2020, $11 million in credit-impaired loans were to a single borrower in the retail trade sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $4.6 million, representing a coverage of 43%.

As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “6 or 7” pursuant to our risk rating. As of December 31, 2020, the exposure of two clients for a total of $9.3 million, or 0.19% of the Loan Portfolio, were classified as potential problem loans under these guidelines, compared to six clients for a total of $91.3 million, or 1.6% of total loans as of December 31, 2019.

Allowance for losses on financial instruments

The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2020	2019	2018	2017	2016

	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$99.3	$100.8	$81.3	$106.0	$90.0
(Reversals) provisions	(1.7)	0.9	61.2	8.9	34.7
Recoveries	0.1	0.0	0.0	0.0	0.1
Loans write-off	(56.5)	(2.4)	(41.7)	(33.6)	(18.8)
Balance at the end of the year	$41.2	$99.3	$100.8	$81.3	$106.0
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$3.1	$3.3	$6.8	$5.8	$5.4
Provisions (reversals)	(0.2)	(0.2)	(3.5)	1.0	0.4
Balance at end of the year	$2.9	$3.1	$3.3	$6.8	$5.8
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$0.1	$0.3	$0.4	$0.9	$7.7
Provisions (reversals)	0.4	(0.2)	(0.1)	(0.5)	(0.1)
Write-off	0.0	0.0	0.0	0.0	(6.7)
Balance at end of the year	$0.5	$0.1	$0.3	$0.4	$0.9
Total credit allowance for losses	$44.6	$102.5	$104.4	$88.6	$112.7
Total credit allowance for losses to total Credit Portfolio	0.75%	1.56%	1.63%	1.45%	1.71%
Charge-offs to average Loan Portfolio	1.16%	0.04%	0.75%	0.61%	0.29%

The total credit allowance for losses amounted to $44.6 million as of December 31, 2020, representing 0.75% of the total Credit Portfolio, compared to $102.5 million and 1.56%, respectively, as of December 31, 2019, and $104.4 million and 1.63%, respectively, as of December 31, 2018. The $57.9 million year-over-year decrease in 2020 was mainly associated with the sale of a former credit-impaired loan in Stage 3 and watchlist loan in Stage 2, totaling $56 million in write-offs against previously constituted reserves, coupled with the Bank’s improved mix of its Credit Portfolio exposure.

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2020		2019		2018		2017		2016
	Total	%	Total	%	Total	%	Total	%	Total	%

	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$15.6	37.9	$13.1	13.2	$12.1	12.0	$5.0	6.1	$7.3	6.9
Brazil	3.6	8.7	58.8	59.2	57.0	56.5	42.4	52.1	49.1	46.4
Chile	0.6	1.5	0.4	0.4	0.2	0.2	0.6	0.7	1.1	1.1
Colombia	3.6	8.7	2.3	2.3	3.7	3.7	3.5	4.3	6.7	6.3
Costa Rica	3.0	7.3	4.4	4.4	6.4	6.4	1.7	2.1	1.7	1.6
Dominican Republic	0.5	1.2	0.6	0.6	1.4	1.4	1.2	1.5	4.6	4.3
Ecuador	1.2	2.9	5.3	5.3	5.4	5.4	2.7	3.3	2.3	2.2
El Salvador	1.4	3.4	1.9	2.0	2.7	2.6	1.3	1.6	2.5	2.3
Guatemala	1.5	3.6	1.6	1.6	1.6	1.6	3.3	4.1	1.2	1.1
Honduras	0.4	1.0	4.7	4.7	3.4	3.3	6.2	7.6	1.7	1.6
Jamaica	0.8	1.9	1.2	1.2	0.7	0.7	0.5	0.6	0.1	0.1
Mexico	2.4	5.8	0.8	0.8	0.7	0.7	1.2	1.5	6.7	6.3
Nicaragua	0.0	0.0	0.0	0.0	0.0	0.0	2.1	2.6	0.9	0.8
Panama	5.2	12.6	2.7	2.7	3.6	3.6	3.6	4.5	9.8	9.3
Paraguay	0.5	1.2	0.6	0.6	0.9	0.9	4.8	5.9	6.4	6.0
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	2.2	2.1
Other (1)	0.9	2.3	0.9	1.0	1.0	1.0	1.2	1.4	1.7	1.6
Total Allowance for loan losses	$41.2	100.0%	$99.3	100.0%	$100.8	100.0%	$81.3	100.0%	$106.0	100.0%

Allowance for loan commitments and financial guarantee contract losses
Argentina	$0.0	0.0	$0.0	0.0	$0.1	2.9	$0.1	1.1	$0.0	0.0
Colombia	0.2	6.9	0.1	3.0	0.1	2.7	5.5	80.8	4.7	82.2
Ecuador	1.1	37.9	1.7	54.6	2.2	68.1	1.1	15.4	0.8	13.2
Other (1)	1.6	55.2	1.2	42.4	0.9	26.3	0.1	2.7	0.3	4.6
Total allowance for loan commitments and financial guarantee contract losses	$2.9	100.0%	$3.0	100.0%	$3.3	100.0%	$6.8	100.0%	$5.8	100.0%

Allowance for Investment Portfolio losses
Brazil	$0.3	60.0	$0.0	0.0	$0.2	66.7	$0.3	75.0	$0.8	100.0
Mexico	0.1	20.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Panama	0.0	0.0	0.1	100.0	0.1	33.3	0.1	25.0	0.0	0.0
Other (1)	0.1	20.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total allowance for Investment Portfolio losses	$0.5	100.0%	$0.1	100.0%	$0.3	100.0%	$0.4	100.0%	$0.9	100.0%

	As of December 31,
	2020		2019		2018		2017		2016
	Total	%	Total	%	Total	%	Total	%	Total	%

	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$15.5	34.9	$13.1	12.8	$12.2	11.7	$5.0	5.7	$7.3	6.5
Brazil	4.2	9.4	59.1	57.7	57.5	55.1	42.7	48.1	49.9	44.3
Chile	0.6	1.3	0.4	0.4	0.2	0.2	0.6	0.7	1.1	1.0
Colombia	3.8	8.4	2.4	2.4	3.8	3.6	9.1	10.3	11.4	10.2
Costa Rica	3.8	8.5	4.9	4.8	6.7	6.5	1.7	1.9	1.7	1.5
Dominican Republic	0.5	1.0	0.6	0.5	1.4	1.4	1.2	1.4	4.7	4.2
Ecuador	2.4	5.3	7.0	6.8	7.7	7.4	3.8	4.3	3.1	2.8
El Salvador	1.5	3.3	2.1	2.0	2.7	2.6	1.3	1.5	2.5	2.2
Guatemala	1.7	3.9	1.8	1.7	1.6	1.6	3.3	3.8	1.2	1.0
Honduras	0.4	0.8	4.7	4.6	3.4	3.2	6.2	7.0	1.7	1.5
Jamaica	0.8	1.8	1.2	1.2	0.7	0.7	0.5	0.6	0.1	0.1
Mexico	2.5	5.7	0.8	0.8	0.8	0.7	1.3	1.4	6.8	6.0
Nicaragua	0.0	0.0	0.0	0.0	0.0	0.0	2.1	2.4	0.9	0.8
Panama	5.3	11.9	2.8	2.7	3.7	3.5	3.8	4.2	9.9	8.8
Paraguay	0.5	1.2	0.7	0.7	0.9	0.8	4.8	5.4	6.4	5.6
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2	2.0
Other (1)	1.1	2.6	0.9	0.9	1.1	1.0	1.2	1.3	1.8	1.5
Total allowance for credit losses	$44.6	100.0%	$102.5	100.0%	$104.4	100.0%	$88.6	100.0%	$112.7	100.0%

(1)	Other consists of allowances for credit losses allocated to countries in which total allowances for credit losses outstanding did not exceed $1 million for any of the periods.

The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2020		2019		2018		2017		2016
	Total	%	Total	%	Total	%	Total	%	Total	%

	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$10.5	23.6	$18.4	17.9	$19.1	18.3	$17.4	19.6	$11.4	10.2
State-owned commercial banks	3.0	6.7	3.6	3.5	8.8	8.4	3.8	4.3	7.0	6.2
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.6
State-owned organization	6.5	14.6	5.5	5.4	6.8	6.5	4.3	4.9	4.4	3.9
Private corporations	24.5	54.9	75.0	73.2	69.7	66.8	63.0	71.1	89.2	79.1
Sovereign	0.1	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0
Total	$44.6	100.0%	$102.5	100.0%	$104.4	100.0%	$88.6	100.0%	$112.7	100.0%

Critical Accounting Policies

General

The Bank prepares its Consolidated Financial Statements in conformity with IFRS as issued by the IASB.

The consolidated financial statements have been prepared on a historical cost basis, except for the following items mostly measured on a fair value basis: (i) securities and other financial instruments at FVOCI, (ii) other financial instruments at fair value through profit or loss, (iii) financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships, and (iv) investment properties. The carrying values of recognized financial assets and financial liabilities that are designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

The preparation of the Consolidated Financial Statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the reporting date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment losses of financial instruments, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

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

The Bank assesses individually financial instruments by an evaluation of the exposures on a case-by-case basis. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results may differ, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to individually assessed are included in a group of credit transactions with similar characteristics and is collectively assessed to determine whether there is impairment. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident. The collective assessment takes into account data from the Loan Portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.) and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

The Bank reviews its debt securities classified as investments at fair value through OCI and investments at amortized cost at each reporting date to assess whether they are impaired. The Bank records impairment when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates, among other factors, historical price movements and duration and the extent to which the fair value of an investment is less than its cost.

Judgments for Forward Looking

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition through customer and country rating models which include projections of the inputs under analysis.

Supplementary, for the expected credit loss measurement the results of the alert model can be considered, which are analyzed through a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomics factors. These estimates and assumptions are supported by a base scenario. Other scenarios represent optimistic and pessimistic results. The implementation and interpretation of the outcomes of the alert are based on the expert judgement of management, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

The external information could include economic data and projections published by governmental committees, monetary agencies (e.g., Federal Reserve Bank and from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.

The main assumptions of those estimates are based on:

-	The Bank’s results may be affected by changes in global economic conditions.

-	As the recovery begins, we will have a better idea of what has happened to both demand and aggregate supply due to the significant effects of the COVID-19 pandemic.

-	General political, economic and business conditions in Latin American, and other regions, countries or territories in which we operate.

-	Given that most of the Region will experience a comparatively slow vaccine rollout, risks to our outlook appear weighted to the downside. If the current wave of the virus worsens again, or a subsequent wave takes hold before large numbers have been vaccinated, the recovery could be delayed further.

-	Changes in applicable laws and regulations.

-	The monetary, interest rate and other policies of central banks of Latin American.

-	Changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation.

-	The effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation.

-	Our ability to hedge certain risks economically.

-	Changes of risk perception in the markets in which the Bank operates.

-	A prolonged downturn in global debt capital markets stemming from credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding.

-	Our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use and force majeure and other events beyond our control.

In addition, the sensitivity in a downturn or upgrade adjustment of any variable will impact directly in the result of the expected risk severity index of the alert model.

Fair Value Valuations

In order to value an instrument, there are several approaches that can be used. The fair value is represented by the present value of cash flows of each instrument. For those instruments categorized as a Level 1 in the Fair Value Hierarchy, valuations can be obtained by using observable market quotes/prices in active markets. The definition of an active market depends on an individual criteria on trading frequency and traded volume.

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

The exposure is calculated based on client contractual nominal exposure plus interests at maturity. The time is the time fraction measured in years from valuation date until maturity.

If no discount curve is available from public information, the yield would be derived from a peer’s public information or yield index for emerging markets public information. The present value of the exposure at maturity represents the fair value of the instrument.

Recent Accounting Pronouncements

IFRS 9 and 7 – Phase 1 of the IBOR reform

In September 2019, the International Accounting Standards Board (IASB) finalized Phase 1 of the IBOR Reform and issued the document Interest Rate Benchmark Reform (the “Reform”), which contains amendments to IFRS 9 and IFRS 7. These amendments are effective for annual periods beginning on or after January 1, 2020.

In August 2020, the IASB published the second phase of the project amendments to the Reform; this document contains exemptions and clarifications for the applicable financial instruments.

The amendments issued in the second phase of the project are mandatory for annual periods beginning on or after January 1, 2021, and early adoption is permitted.

As of December 31, 2020, the Bank had not made the adoption of the reforms contained in phases 1 and 2 of the project amendments.

IFRS 16 – Phase 1 Reform

In May 2020, the IASB published the document “Rental Lease concessions related to COVID-19”, which amends IFRS 16 Leases effective June 1, 2020. The publication provides relief to lessees with respect to rental concessions granted as a result of COVID-19, where the lessee must re-measure its responsibilities under a lease using a revised discount rate. As of December 31, 2020, the Bank has not modified or received concessions in its lease agreements signed with third parties.

For information regarding the Bank’s basis of preparation of significant accounting policies and new accounting standards, see Item 18, “Financial Statements,” notes 2, 3 and 4. Additionally, for information regarding the Bank’s fair value of financial instruments, see Item 18, “Financial Statements,” note 7.

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

Actions implemented due to the COVID-19 pandemic

Following the COVID-19 pandemic and its potential impact on the availability of resources, the Bank activated its Contingent Liquidity Plan, based on internally designed market triggers, in order to ensure a robust liquidity position given the situation caused by the pandemic. This led the Bank to adjust the scenario of its LCR from a regular level of one to a level of three, which includes more restrictive assumptions for inflows and outflows of cash, with a downward adjustment in the percentages of funding source renewals and of Loan Portfolio collections. Other additional elements included in the Contingent Liquidity Plan are, among others, the collection of all loan maturities and the case-by-case approval of all new credit disbursements by the Credit Committee, establishing at least biweekly meetings.

Following the execution of the previously described Contingent Liquidity Plan, the Bank achieved a significant increase in its cash position in a short period of time, managing to continuously maintain a robust level of liquidity, exceeding regulatory requirements.

The Bank’s capacity to maintain these strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. In addition, the Bank has maintained a fluid access to a significant base of correspondent banks and investors from debt capital markets across the globe, which have maintained and even increased their availability of funding to the Bank during the pandemic in 2020. Furthermore, the Bank has been able to collect on the majority of scheduled maturities of its loan portfolio and has then disbursed new transactions on a selective basis, prioritizing preserving liquidity and prudent risk management over loan growth, with a focus on adequate levels of risk / return.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2020	2019	2018

	(in $ millions)
United States of America	$830	$1,132	$1,650
Other O.E.C.D. countries	100	4	50
Multilateral Organizations	112	20	0
Latin America	6	4	6
Total	$1,048	$1,160	$1,706

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (above ‘A-’), totaled $1,048 million as of December 31, 2020, compared to $1,160 million as of December 31, 2019. Liquid assets to total assets ratio amounted to 17% as of December 31, 2020, compared to 16% as of December 31, 2019, while at these same dates, the liquid assets to total deposits ratios were 33% and 40%, respectively. As of December 31, 2020, $689 million, or 66% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $1,129 million, or 97% as of December 31, 2019. As of December 31, 2020, $202 million, or 19% of total liquid assets represented corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, in order to improve the overall yield of its liquidity position.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits), which as of December 31, 2020 and 2019 amounted to $171 million and $86 million, respectively; representing 5% and 3% of the Bank’s total deposits, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2020 and 2019, the Bank’s short-term loan and investment securities portfolio (maturing within one year based on original contractual term) totaled $3,114 million and $3,485 million, respectively. As of December 31, 2020 and 2019, it had an average original term to maturity of 195 and 189 days, respectively, and an average remaining term to maturity of 149 days and 131 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $2,193 million and $2,497 million as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the medium-term assets had an average original term to maturity of three years and nine months (1,382 days) and three years and three months (1,185 days), respectively; and an average remaining term to maturity of two years and five months (887 days), and two years and eight months (990 days), respectively.

Credit Ratings

The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F3	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Negative	Stable	Stable

Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on May 27, 2020. The outlook was revised to stable from negative.

Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on April 14, 2021. The outlook was revised to stable from negative.

Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s credit ratings from Fitch were downgraded to “BBB/F3” from “BBB+/F2” on June 18, 2020, with a negative outlook, with the most recent affirmation of the Bank’s credit ratings on February 10, 2021.

Critical factors supporting the Bank’s investment-grade credit ratings mainly include its solid tier one capitalization, prudent risk management, its historically solid asset quality and financial performance, and stable funding structure. Although the Bank closely monitors and manages factors influencing its credit ratings, there is no assurance that such ratings will not be lowered in the future.

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

	As of December 31,
	2020	2019	2018

	(in percentages)
Deposits	61.1%	47.7%	45.5%
Securities sold under repurchase agreements	0.2	0.7	0.6
Short-term borrowings and debt	7.5	26.4	31.0
Long-term borrowings and debt, net	31.2	25.2	22.9
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued public debt in Mexico and Japan. The Bank has also placed private issuances of debt in different markets of Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2020, 55% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state owned banks as of December 31, 2020, 2019 and 2018, was 32 days, 36 days and 35 days, respectively. As of December 31, 2020, deposits from the Bank’s five largest depositors, all except two of which were central and state-owned banks in the Region, represented 42% of the Bank’s total deposits, compared to 49% as of December 31, 2019.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2020	2019	2018
	(in $ millions)
Argentina	$141	$141	$142
Barbados	0	20	25
Bolivia	0	28	26
Brazil	444	415	379
Chile	175	0	0
Colombia	34	41	30
Costa Rica	169	153	133
Dominican Republic	108	62	21
Ecuador	525	590	522
El Salvador	38	50	0
France	18	1	1
Germany	155	165	130
Guatemala	50	0	34
Haiti	74	63	61
Honduras	95	260	128
Mexico	0	2	300
Multilateral	154	103	151
Netherlands	0	5	18
Nicaragua	0	135	190
Panama	552	433	391
Paraguay	206	160	268
Spain	10	1	0
Trinidad and Tobago	20	20	20
United States of America	171	40	1
Total	$3,139	$2,888	$2,971

Short-Term Borrowings and Debt, and Repos

The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the financial statements. As of December 31, 2020, the Bank had outstanding Repos for $11 million, compared to outstanding Repos for $41 million as of December 31, 2019 and $40 million as of December 31, 2018.

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

As of December 31, 2020, short-term borrowings and debt totaled $381 million, a 76% decrease compared to $1,596 million as of December 31, 2019, as the Bank relied more on deposits and longer tenor funding transactions. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2020 was 177 days, compared to 76 days as of December 31, 2019.

The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and Repos at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018

	(in $ millions, except percentages)
Short-term borrowings, debt and Repos
Advances from banks and financial institutions	$381	$1,596	$2,021
Securities sold under repurchase agreements	11	41	40
Total short-term borrowings, debt and Repos	$392	$1,637	$2,061

Maximum amount outstanding at any month-end	$1,776	$1,637	$2,061
Amount outstanding at year-end	$392	$1,637	$2,061
Average amount outstanding during the year	$1,061	$1,117	$1,123
Weighted average interest rate on average amount outstanding	2.22%	3.44%	2.98%
Weighted average interest rate on amount outstanding at year end	2.25%	2.32%	2.93%

Long-term borrowings and debt

Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity.  The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2020, gross long-term borrowings and debt increased 4% to $1,593 million, from $1,526 million as of December 31, 2019, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2020, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was 2 years and 9 months (1,011 days), compared to one year and seven months (580 days) as of December 31, 2019.

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018

	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,593	$1,526	$1,501
Maximum amount outstanding at any month-end	$1,630	$1,527	$1,501
Net average amount outstanding during the year	$1,440	$1,388	$1,245
Weighted average interest rate on average amount outstanding	2.65%	4.11%	4.09%
Weighted average interest rate on amount outstanding at year end	2.08%	3.56%	4.35%

(*) Gross of prepaid commissions of $7.7 million, $3.4 million and $3.5 million as of December 31, 2020, 2019 and 2018, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2020, the Bank has two outstanding syndicated loans:

i)	In August 2018, the Bank increased a syndicated loan previously launched in February 2016 to $175 million, from $156 million, and the maturity of the syndicated loan was extended to August 2021.

ii)	In August 2020, the Bank closed a $150 million syndicated loan. Wells Fargo Bank, National Association and BNP Paribas Securities Corp. acted as Joint Lead Arrangers and Bookrunners. The syndicated loan was structured with dual tranches; Tranche A, with a maturity in August 2021, for $100MM, and Tranche B, with a maturity in August 2022, for $50MM. The lenders on the syndicated loan were a mix of the Bank’s existing lenders and new lenders from the U.S., Asia and Europe.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2020, the Bank was in compliance with all covenants.

Debt Capital Markets

Program in Mexico

In 2019, the Bank reestablished its short- and long-term notes program (the “Mexico Program”) in the Mexican local market, previously established in 2012, and registered with Mexican National Registry of Securities (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), for an authorized aggregate principal amount of 10 billion Mexican Pesos or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years. The Mexico Program had an effective duration of five years.

As of December 31, 2020, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN10.0 billion (ten billion Mexican Pesos) equivalent to $502 million. The program consists of three issuances: Series Bladex 19 in the principal amount of MXN5 billion (five billion Mexican pesos) which matures in August, 2022; Series Bladex 20 in the principal amount of MXN915 million (nine hundred fifteen million Mexican pesos) which matures in June, 2023; and Series Bladex 20-2 in the principal amount of MXN4,085 million (four billion, eighty-five million Mexican pesos) which matures in May, 2025.

Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program in July 16, 2020, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2020, the Bank issued $85.6 million in new private placements; and as of December 31, 2020, private issuances through its Euro Medium-Term Note Program amounted to $258 million, placed in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond due in September 2025 issued in 2020 pursuant to Rule 144A/Regulation S with a total principal amount of $400 million as of December 31, 2020.

Tokyo Pro-Bond Program

In October 2020, the listing of our Euro Medium-Term Note Program was updated on the Tokyo Stock Exchange under the Tokyo Pro-Bond Market. This market offers the possibility of flexible and timely issuances of bonds to a broad base of Japanese investors. The Bank successfully placed its first public issuance listed on this market on June 9, 2016 in a principal amount of JPY8 billion, equivalent to $73 million, which matured on June 10, 2019, and replaced it with a three-year term private issuance for a principal amount of JPY7.4 billion, equivalent to $69 million which matured in June 2020.

Cost and Maturity Profile

The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2020:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$50	0.45%
Due in 91 to 180 days	11	1.17%
Due in 181 to 365 days	5	0.85%
Total	$66	0.60%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$20	0.80%
Due in 31 to 90 days	32	4.98%
Due in 91 to 180 days	25	0.80%
Due in 181 to 365 days	200	1.06%
Total	$277	1.47%

Short-term placements at fixed interest rate
0 to 30 days	$0	0.00%
Total	$0	0.00%

Short-term placements at floating interest rate
Due in 31 to 90 days	$49	5.05%
Total	$49	5.05%

Medium and long-term borrowings at fixed interest rate
Due in 0 to 30 days	$0	7.83%
Due in 31 to 90 days	1	7.83%
Due in 91 to 180 days	16	3.26%
Due in 181 to 365 days	11	3.27%
Due in 1 through 6 years	40	2.05%
Total	$68	2.60%

Medium and long-term borrowings at floating interest rate
Due in 0 to 30 days	$0	5.74%
Due in 31 to 90 days	0	5.67%
Due in 91 to 180 days	1	5.72%
Due in 181 to 365 days	218	1.29%

	Amount (*)	Weighted Average Cost

	(in $ millions, except percentage)
Due in 1 through 6 years	190	1.58%
Total	$409	1.43%

Medium and long-term placements at fixed interest rate
Due in 181 to 365 days	$5	2.83%
Due in 1 through 6 years	779	3.44%
Total	$784	3.44%

Medium and long-term placements at floating interest rate
Due in 1 through 6 years	$332	4.52%
Total	$332	4.52%
Grand Total	$1,985	2.85%

(*) Gross of prepaid commissions of $7.7 million as of December 31, 2020.

See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The effects of the COVID-19 pandemic have adversely affected, and are expected to continue to adversely affect, the Bank’s businesses and results of operations, and its duration and future impacts on the economy in the Region and on its businesses, results of operations and financial condition remain uncertain,” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”

Cash flows

Management believes that cash flows from operations, including the Bank’s adequate reserve coverage levels, and its ability to generate cash through its financing activities (such as short- and long-term borrowings and debt) are sufficient to fund its investing activities and core lending activities, as well as the Bank’s operating liquidity needs.

The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2020, 2019 and 2018.

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

For the year ended December 31, 2020, net cash provided by operating activities was $1,247 million, mainly attributable to a net decrease of $911 million in loans and a net increase of $251 million in operating liabilities due to depositors.

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

For the year ended December 31, 2020, net cash used in investing activities was $320 million, primarily as a result of the $227 million in purchases of securities at fair value through OCI and $144 million in purchases of securities at amortized cost.

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

For the year ended December 31, 2020, the net cash used in financing activities was $1,241 million, which was primarily the result of a $1,212 million net decrease in short-term borrowings and debt and a $30 million decrease in securities sold under repurchase agreements, along with repayments from long-term borrowings and debt of $781 million and $45 million paid as cash dividends, partially offset by the $828 million in proceeds from long-term borrowings and debt.

For the year ended December 31, 2019, the net cash used in financing activities was $485 million, which was primarily the result of a $429 million net decrease in short-term borrowings and debt, along with the repayments of $369 million in long-term borrowings and debt, and $59 million paid as cash dividends, partially offset by the $372 million in proceeds from long-term borrowings and debt.

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

The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2020. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity

	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$864	$860	$0	$0	$0	$0	$4
Investment Portfolio (1)	396	5	5	9	56	321	0
Loans(1)	4,916	1,861	1,607	896	435	117	0
Total interest-earning assets	6,176	2,726	1,612	905	491	438	4
Non-interest earning assets, allowance for credit losses and other asset	113	0	0	0	0	0	113
Total assets	$6,289	$2,726	$1,612	$905	$491	$438	$117

Interest-bearing liabilities
Deposits	$3,139	$1,678	$998	$166	$290	$7	$0
Securities sold under repurchase agreements	11	0	0	6	5	0	0
Borrowings and debt (2)	1,985	842	262	46	16	819	0
Total interest-bearing liabilities	5,135	2,520	1,260	218	311	826	0
Non-interest-bearing liabilities and other liabilities	116	0	0	0	0	0	116
Total liabilities	5,521	2,520	1,260	218	311	826	116
Total Stockholders’ equity	1,038	0	0	0	0	0	1,038
Total liabilities and stockholders’ equity	$6,289	$2,520	$1,260	$218	$311	$826	$1,154
Interest rate sensitivity gap	-	206	352	687	180	(388)	(1,037)
Cumulative interest rate sensitivity gap	-	206	558	1,245	1,425	1,037	-
Cumulative gap as a % of total interest-earning assets	-	3%	9%	20%	23%	17%	0%

(1)	Gross of interest receivable and allowance for losses.

(2)	Gross of prepaid commissions.

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

See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity

The following table presents information regarding the Bank’s capital position as of the dates indicated:

	As of December 31,
	2020	2019	2018

	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(57,999)	(59,669)	(61,076)
Additional paid-in capital in excess of value assigned to common stock	120,414	120,362	119,987
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	136,019	136,019
Retained earnings	464,088	446,083	423,050
Other comprehensive income (loss)	208	(1,818)	420
Total equity	$1,037,920	$1,016,167	$993,590

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2020, total equity increased to $1,038 million, compared to $1,016 million as of December 31, 2019 and $994 million as of December 31, 2018. Total equity increased $22 million, or 2% during the year ended December 31, 2020, primarily due to profits totaling $64 million in 2020, net of $45 million in declared cash dividends, which were reduced in April of 2020 by 35%, to an annualized level of $1.00 per share compared to prior years at $1.54 per share, as a prudential measure under deteriorated market conditions, still denoting a strong dividend pay-out ratio during 2020.

Total equity increased $23 million, or 2% during the year ended December 31, 2019, primarily due to greater profits totaling $86 million in 2019, while the Bank maintained a level of dividends similar to prior years at $1.54 per share, denoting a strong dividend pay-out ratio during 2019.

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

As of December 31, 2020 and 2019, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency was $136.0 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2020, the capital ratio of total equity to total assets was 16.5%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 26.0%, compared to 14.0% and 19.8%, respectively, as of December 31, 2019. The 2020 leverage ratio was 6.1x compared to 7.1x in 2019.

As of December 31, 2020, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law, was 20.2%, compared to 17.3% as of December 31, 2019.

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

•	Since it commenced in December 2020, the global rollout of coronavirus (COVID-19) vaccines has become the most important variable in making economic—and to some extent political—forecasts. Assuming that the rollout proceeds as we currently expect, most developed countries should have immunized 60-70% of their population by mid-2022. However, the initial economic effects of the vaccine rollout is expected to be felt sooner, and we expect that global economic recovery will pick up pace from mid-2021. Notwithstanding the vaccine rollout in developed countries, however, the rollout in Latin America has proceeded significantly more slowly, and widespread vaccination coverage is not expected to be achieved in the Region until mid-2022 in the largest economies, at the earliest.

•	The continuing spread of the novel coronavirus will have dramatic economic and financial market implications, and the economic impact of the pandemic is likely to vary due to regional and country-specific characteristics. The Region is expected to continue to face severe health, social, economic and financial challenges for a significant period of time, the duration of which cannot be predicted with accuracy. These challenges are expected to have a materially damaging impact on the Region in the short and medium term, and perhaps even longer.

•	The projections implicitly assume that the central banks of the major economies will maintain an expansionary monetary policy, which would sustain dollar liquidity globally and boost growth in the respective economies. Premature monetary tightening and withdrawal of fiscal stimulus could shorten the recovery in the large economies, with consequent adverse impacts on the Region through trade and other channels through which external shocks are transmitted. At the Regional level, it is also expected that monetary stimulus measures will remain in place and that fiscal stimulus measures will not be withdrawn prematurely. Otherwise, the expected recovery in activity could stall.

•	Resurgent inflation could be a constraint for some countries, along with potential volatility in financial markets. The economic recovery of some advanced economies relying on fiscal stimulus could lead to an increase in inflation. Any increase in long-term interest rates in the United States could restrict global financial conditions and put pressure on financial markets in emerging economies. Excess liquidity in international markets could be reversed in a disorderly way.

•	The Bank’s results may be affected by changes in global economic conditions, including the global recession and the economic aftermath of the COVID-19 pandemic, the fall in the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s core trade financing business.

•	There are high levels of indebtedness in the private sector, which could bring associated solvency problems. We believe that increasing borrowing costs as a result of the COVID-19 pandemic will expose financial vulnerabilities that have accumulated over years of low interest rates. Any increase in the number of bankruptcies of companies affected by the pandemic would have possible effects on financial stability in the Region. Furthermore, the borrowers to which the Bank lends operate a wide range of businesses and are active in numerous economic sectors, many of which are facing, and will continue to face, significant challenges and negative impacts as a result of the COVID-19 pandemic. These impacts may include, among others, reduced business volumes, temporary closures of the Bank’s borrowers’ facilities, insufficient liquidity, delayed or defaulted payments from the Bank’s borrowers’ own customers, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control.

•	There are vulnerabilities associated with an increase in the levels of public debt, in part derived from the fiscal stimulus granted in various countries and its impact on the sustainability of public finances.

•	Possible distortions in the valuation of some financial assets could lead to an abrupt correction in their prices. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have a material adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations.

•	Changes in risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.

•	A prolonged downturn in global debt capital markets stemming from COVID-19-related market volatility, credit risk aversions, anti-money laundering, or other economic or political concerns pertaining to the Region, or a continued downturn in investor confidence, could affect the Bank’s access to cross border funding or increase its cost of funding. Furthermore, de-risking by global banks may reduce lender access to cross border payment processing and lower fund inflows into the Region.

•	The materialization of these risks could generate new episodes of volatility, greater risk aversion and tightening of global financial conditions, which in an environment of high indebtedness could translate into risks to financial stability in some of the most vulnerable economies.

•	The Bank has taken considerable measures to mitigate risk for its employees and business operations related to the ongoing COVID-19 pandemic, such as:

▪	The Bank has been carefully monitoring the COVID-19 pandemic and its impact on its business. As soon as the effects of COVID-19 pandemic started to unfold, Bladex was able to significantly increase its cash position, continuously maintaining levels well above regulatory liquidity requirements based on Basel III standards. The Bank’s capacity to maintain a strong liquidity position is attributable to its historically diversified and stable funding sources that include many longstanding relationships with correspondent banks and investors across the globe, as well as deposits from Latin American central banks, which are also the Bank’s Class A shareholders. The Bank’s prudent liquidity management aims to sustain its resiliency in the event of increased market volatility.

▪	Since mid-March 2020, the Bank established stricter credit underwriting criteria, with a focus on serving its strategic customer base, in client segments and industries that the Bank believes are better suited to face the effects of the COVID-19 pandemic. This has resulted in a reduction of the Loan Portfolio in 2020, as the Bank has been able to collect almost all scheduled credit maturities, coupled with credit prepayments, on account of the high quality of its borrower base and the short-term nature of its portfolio (as of December 31, 2020, 75% of the remaining-term Commercial Portfolio was scheduled to mature within a year), and then lend on a selective basis. Given the aforementioned short-term nature of the Bank’s business, coupled with the high quality of its client base, including 54% of the Commercial Portfolio as of December 31, 2020, placed with top-tier financial institutions, and 16% of the Commercial Portfolio as of December 31, 2020, with sovereign and state/owned corporations across the Region, the Bank has the possibility of managing the size of its portfolio as it sees fit, giving it flexibility to respond to the current uncertain business environment.

▪	The Bank implemented a continuous review process in 2020 of its entire portfolio on a name by name basis, classifying countries and sectors by risk categories. This process allowed the Bank to gain a deep understanding of the impacts of COVID-19 on sectors and clients by country, having been in close contact with most of its client base throughout the year. Sectors identified as high risk, such as airlines, sugar, oil and gas upstream and supply chain, retail, among other, represented a total of approximately 9% of the total Commercial Portfolio as of December 31, 2020. In addition, the Bank continued downsizing exposure to higher risk sectors, such as the airline industry, which has been decreased by $99 million, or 67% since March 31, 2020, now representing less than 1% of total portfolio as of December 31, 2020, and the sugar industry, which has decreased by $57 million, or 43% since March 31, 2020. In addition, the Bank reduced its credit-impaired loans (or NPL) balances to 0.22% of the Loan Portfolio as at December 31, 2020.

▪	The Bank has successfully implemented its Business Continuity Plan since March 13, 2020. As a result, the Bank has been able to continue its business remotely and to continue processing transactions without material operational or technological disruption. All the Bank’s staff, a total of 177 employees, has been operating remotely from their homes, in six different countries, and the Bank’s day-to-day operations have been running without interruption. In addition, the Bank has implemented specific cybersecurity measures and controls, supported by tools to protect the main points of attack, namely email and end points (laptops). In relation to human capital, supervisors with support from the human resources team maintain constant follow-up with the Bank’s employees to ensure that they are in good physical and mental health as well as to ensure that productivity remains at normal levels and work schedules are met.

▪	Constant and effective digital communications have been successfully held, both internally and externally with clients, correspondent banks and other stakeholders. As a result, the Bank has not experienced a significant impact on its business resulting from mobility and travel restrictions.

▪	The Bank again successfully held its 2021 Annual Meeting of Shareholders on a virtual basis, after having held it virtually for the first time in 2020. Management believes that holding the meeting virtually is in the best interests of the Bank’s shareholders and employees.

Year 2020

Bladex’s profit for the year 2020 totaled $63.6 million, or $1.60 per share, compared to $86.1 million, or $2.17 per share for 2019. This decrease in profits was mainly driven by the Bank’s defensive approach of favoring liquidity over loan growth during most of 2020, as part of the prudential measures implemented since the onset of the COVID-19 pandemic. This mainly resulted in a $17.1 million, or 16% decrease in net interest income during 2020, following management’s decision to preserve the Bank’s liquidity, to implement stricter credit underwriting standards, and to focus on sectors considered to be defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage), together with its successful collection of virtually all scheduled loan maturities, all of which resulted in a reduction of average lending volumes throughout the year, an effect that was coupled with the negative impact of decreased market rates in the Bank’s net interest margin. The reduction in profit in 2020 was also a result of a $5.2 million, or 33% decrease in fees and commissions, mostly due to the absence of mandated structured transactions in a year impacted by market uncertainty. These negative effects were partially offset by: (i) a $3.4 million, or 8% decrease in operating expenses as a result of lower variable compensation and other savings generated by the Bank as a response to the current economic climate, and (ii) reversal of provisions for credit losses of $1.5 million in 2020, compared to provision charges of $0.4 million in 2019, derived from reduced levels of credit-impaired loans, lower Commercial Portfolio balances and the collection of loans in higher risk sectors and countries.

For the year ended December 31, 2020, the Bank’s net interest income totaled $92.4 million, compared to $109.5 million during the year ended December 31, 2019. The $17.1 million, or 16% decrease in net interest income during 2020 was impacted by the Bank’s defensive approach to favor liquidity over loan growth during most of the year, as evidenced by higher average cash position levels (23% of average interest-earning assets in 2020) and lower average loan balances, coupled with the impact of lower market (LIBOR) rates on the Bank’s assets financed by its substantial equity base. These effects were partly offset by the widening of the Bank’s net lending spread differential throughout 2020, as liabilities repriced faster than loans in a decreasing market rate environment, and as the Bank was able to increase lending spreads in its lending origination to top quality borrowers as the COVID-19 pandemic emerged and continued.

During the year ended December 31, 2020, fees and commissions totaled $10.4 million, compared to $15.6 million for the year ended December 31, 2019. The $5.2 million, or 33% decrease in fees and commissions was mainly attributable to lower levels of business from the Bank’s syndication desk in a year impacted by market uncertainty, as the Bank was able to close two mandated structured transactions during 2020, for a total principal amount of $200 million, compared to six transactions closed during 2019, for a total principal amount of $1.3 billion. Commissions from letter of credit business decreased 5% in 2020, performing similarly to pre-COVID levels in the second half of the year. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 57% increase in 2020 compared to 2019.

ROAE stood at 6.2% for 2020, compared to 8.6% for 2019, due lower profits for the year coupled with higher capitalization in 2020. As of December 31, 2020, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 26.0%, compared to 19.8% as of December 31, 2019. The 2020 Asset to Equity ratio was 6.1x compared to 7.1x in 2019.

The Bank’s 2020 efficiency ratio reached 38%, compared to 32% for the year 2019, as the Bank’s total revenues decreased by 22% in 2020. The Bank’s operating expenses decreased by 8% in 2020, which was mainly attributable to lower personnel expenses, mostly due to a lower performance-based variable compensation, and other cost savings during the COVID-19 pandemic. The Bank’s operating expenses to average assets ratio was 56 basis points in 2020, compared to 64 basis points in 2019.

The weighted average funding cost for the year ended December 31, 2020 was 1.59%, compared to 3.10% for the year ended December 31, 2019, a decrease of 151 basis points, benefiting from the impact of lower LIBOR-based market rates on the Bank’s narrow, liability-sensitive interest rate gap position, and on a higher average deposit base.

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

During the year ended December 31, 2019, fees and commissions totaled $15.6 million, compared to $17.2 million for the year ended December 31, 2018. The $1.5 million, or 9% decrease resulted from the net effect of: a 12% decrease in fees from letters of credit on lower letters of credit revenues, which were partially offset by a 14% year-on-year increase in syndication fees. The Bank has positioned itself as a relevant player in originating syndicated transactions across the Region, and was able to close six transactions during 2019, for a total principal amount of $1.3 billion, compared to seven transactions during 2018, for a total principal amount of $847 million. Other commissions, net, which are mostly comprised from the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a 65% decrease in 2019 compared to 2018.

ROAE stood at 8.6% for 2019, compared to 1.1% for 2018, as a result of greater profits for 2019. As of December 31, 2019, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 19.8%, compared to 18.1% as of December 31, 2018. The 2019 leverage ratio was 7.1x compared to 7.7x in 2018.

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

As of December 31, 2020, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.

The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2020	2019	2018

	(in $ thousands)
Documentary letters of credit	$216,782	$169,320	$218,988
Stand-by letters of credit and guarantees – Commercial risk	210,497	255,481	179,756
Total off-balance sheet arrangements	$427,279	$424,801	$398,744
Credit commitments	137,619	68,571	103,143
Total loan commitments and financial guarantee contracts	$564,898	$493,372	$501,887

Fees and commission income from off-balance sheet arrangements amounted to $10 million for the year ended December 31, 2020, compared to $11 million and $13 million for the years ended December 31, 2019, and 2018, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2020, total allowance for loan commitments and financial guarantee contracts losses amounted to $3 million, nearly unchanged compared to $3 million as of December 31, 2019 and compared to $3 million as of December 31, 2018.

F.       Tabular Disclosure of Contractual Obligations

The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2020.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(in $ millions)
Deposits	$3,139	$3,132	$7	$0	$0
Securities sold under repurchase agreements	11	11	0	0	0
Short-term borrowings and debt	381	381	0	0	0
Long-term borrowings and debt (1)	1,593	252	634	683	24
Accrued interest payable	11	11	0	0	0
Future contractual interest payable, not yet accrued (2)	113	10	23	77	3
Leasehold obligations	19	1	3	5	10
Total contractual obligations	$5,267	$3,798	$667	$765	$37

(1)	Gross of prepaid commissions of $7.7 million as of December 31, 2020. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)	Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2020 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(in $ millions)
Letters of credit (4)	$291	$291	$0	$0	$0
Stand-by letters of credit	160	148	12	0	0
Guarantees	50	50	0	0	0
Other commercial commitments	138	5	133	0	0
Total Commercial Commitments	$639	$494	$145	$0	$0

(3)	Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $74.4 million as of December 31, 2020.

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

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer Banco Patagonia, Argentina	Brazil	Director	2022	2010	57
José Alberto Garzón Gaitán
Legal Vice President and General Counsel
Banco de Comercio Exterior de Colombia	Colombia	Director	2023	2017	50
Eduardo Hecker
Chairman
Banco de la Nación Argentina	Argentina	Director	2023	2020	64

CLASS E
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2022	2016	60
Herminio A. Blanco
President
IQOM, Mexico	Mexico	Director	2022	2004	70
Mario Covo
Founding Partner
DanaMar LLC, United States	United States	Director	2023	1999	63
Miguel Heras Castro
Managing Director Inversiones Bahia Ltd., Panama	Panama	Chairman of the Board	2024	2015	52
Roland Holst
Board Member Sudameris Bank, Paraguay	Paraguay	Director	2022	2017	51

ALL CLASSES OF COMMON STOCK (1)
Isela Costantini		Director
Chief Executive Officer Grupo ST, Argentina	Argentina		2024	2019	49
Alexandra M. Aguirre
Partner
Morrison & Foerster LLP, United States	United States	Director	2024	2020	45

(1) Denotes class(es) of common stock of the Bank that elect the directors listed.

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014, Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, Director of Banco Patagonia Uruguay since 2011 and Director of ABA, Asociación de Bancos de la Argentina since 2018. Mr. Pecego was President of Grupo Brasil, Director of Visa Argentina and Director of ADEBA, Asociación de Bancos Argentinos. Mr. Pecego was also Vice President of Banco Patagonia, Argentina from 2011 to 2014 and President of GPAT Compañía Financiera from 2011 to 2016. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Manager of the main agencies in the State of São Paulo, Commercial Superintendent in the South Region of Brazil, Executive Manager responsible for Projects and Corporate Financing and Regional General Director - Head of Latin America of Banco do Brasil based in Argentina. Mr. Pecego holds a degree in Business Administration, a postgraduate degree in Business Management from Instituto São Luiz, São Paulo, an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro, (PUC). Mr. Pecego was formally commended by the Brazilian government for his work in Mercosur. Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department and Attorney in the Legal Department. Mr. Garzón has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito in Colombia since 2000. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia and General Manager of Servibolsa Ltda. Servicios Inmobiliarios. He was a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and previously taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, trade finance qualifies him to serve on the Board.

Eduardo Hecker has served as a Director of the Board since 2020. Mr. Hecker has served as Chairman of Banco de la Nación Argentina, Argentina, Chairman of Asociación de Bancos Públicos y Privados de la República Argentina (ABAPPRA) and Play Digital S.A. since 2019. He previously served as Director of DEL Consultores, Argentina. Mr. Hecker was President of the Comisión Nacional de Valores, Chairman of Banco de la Ciudad de Buenos Aires, Argentina, Second Vice President of Asociación de Bancos Públicos y Privados de la República Argentina (ABAPPRA), Director of Red Link, S.A., Argentina, Secretary of Desarrollo Económico de la Ciudad de Buenos Aires and Director of Centro de Estudios para la Producción-Secretaría de Industria, Comercio y Minería de Argentina. He is currently Director of the Program for Specialization in Banking Administration of Universidad de la Matanza (UNLaM), Argentina and is the author of the following books: Los desafíos del desarrollo, diagnósticos y propuestas, published in 2005; Hacia el desarrollo económico, ventajas competitivas, actores y políticas en la Ciudad de Buenos Aires, published in 2003; and La inversión extranjera en la Argentina en los años ´90, published in 1998, among others. In 2003, Mr. Hecker was recognized by Noticias Urbanas with a Quality Award granted under the topic Best Government Management during his office of Secretary of Economic Development of the city of Buenos Aires. Mr. Hecker holds a degree in Economics of Universidad de Buenos Aires, Argentina. His extensive experience along with his academic and consulting skills, qualify him to serve in the board.

Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is a Senior Partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016 and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa and as Chairman of its Editorial Committee. He also served as a member of the board of directors of the Panama Stock Exchange and as its Chairman. Mr. Arango is a member of the Latin American Business Council (CEAL) and represents his firm before Lex Mundi, the largest network of independent law firms in the world. Mr. Arango worked at White & Case in New York. Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco has served as President of IQOM since 2005. IQOM offers business solutions on international trade, investment and regulatory affairs. In January 2019 Dr. Blanco and his partners established IQOM Strategic Advisors in Washington D.C. to represent the interests of the Mexican private sector in the United States and to provide strategic intelligence, analysis and lobbying of the United States Congress and the Federal government. Since January 2017, IQOM has been the lead advisor of the Consejo Coordinador Empresarial, the umbrella organization of the Mexican private sector, in the renegotiation of the North American Free Trade Agreement (“NAFTA”). Dr. Blanco has been a member of the board of directors for CYDSA since 2004 and of Fibra Uno since 2011, and he is chairman of Arcelor-Mittal Mexico. He has also been a member of the Trilateral Commission since 2001 and of Science and Technology in Society in Kyoto, Japan. Dr. Blanco served as Secretary of Trade and Industry of Mexico, Undersecretary for International Trade and Negotiations and Chief Negotiator of NAFTA. He was also responsible for the negotiation of the free trade agreement with the European Union, with the European Free Trade Area, with various Latin American countries and with Israel and launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, Monterrey Tech, a Ph.D. in economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is a Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013, and of Larch Lane Partners, an investment advisory firm established in 2019. He was a Founding Partner of Helios, a Founding Partner of Finaccess International, Inc. and a Founding Partner of Columbus Advisors. Dr. Covo worked at Merrill Lynch, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

Miguel Heras Castro has served as a Director of the Board since 2015 and was elected Chairman of the Board in 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners, a private equity firm based in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently serves on the boards of Cable Onda, Gas Natural Atlántico, Televisora Nacional and Bahia Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America and is Vice President of the Board of the Panama Food Bank Foundation. He obtained extensive knowledge and experience in the banking industry while serving as a member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General into one of the largest banks in Central America. In addition, Mr. Heras was also a member of the Board of Directors of Amnet Telecommunications Holdings, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.

Roland Holst has served as a Director of the Board since 2017. Dr. Holst was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst has served as a board member of Sudameris Bank, Paraguay since 2017 and served as a Director of the Board of Banco Central del Paraguay from 2012 to 2017. He was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts and Quantitative Analyst at Starmine Corp. in San Francisco, California. He was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager and was General Manager of Bolsa de Valores de Asunción, Paraguay. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings, published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.

Isela Costantini has served as a Director of the Board since 2019. Ms. Costantini is currently the Chief Executive Officer of GST Financial Services in Argentina. She has served as a member of the boards of each of San Miguel S.A. and Novae since 2019, IRSA S.A. since 2017, and the Food Bank of Argentina since 2015. In addition, she is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento) since 2017. She has previously served as President and Chief Executive Officer of Aerolíneas Argentinas and held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Ms. Costantini professional expertise in restructuring, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.

Alexandra M. Aguirre has served as a Director of the Board since 2020. Ms. Aguirre is a partner at Morrison & Foerster, LLP. Previously, Ms. Aguirre was a shareholder at Greenberg Traurig LLP. Ms. Aguirre has been acting as Secretary and General Counsel and Vice-Chair of the Governance and Nominations Committee of Pan American Development Foundation and Director of Fundación Uno since 2015, member of the Presidential Advisory Council (PAC) of INCAE Business School since 2019. She has also served as a board member of the Women Lawyer’s Interest of the International Bar Association since 2019. Ms. Aguirre holds a Bachelor’s Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre has been listed for the awards of “40 under 40” (The M&A Advisor 2015) and the Florida Super Lawyers, Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, Corporate Category (Daily Business Review 2012) and recipient of M&A Deal of the Year Award (Latin Lawyers Magazine 2008). Ms. Aguirre is admitted to practice law in Florida, District of Columbia and New York. Ms. Aguirre's professional expertise in corporate finance law, corporate governance and cross-border financing transactions in Latin America and United States and her experience as board member in different entities, qualify her to serve on the Board.

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

Executive Officers

The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	50
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	49
Alejandro Jaramillo	Executive Vice President Chief Commercial Officer	Colombia	45
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	54
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	56
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	44
Jorge Luis Real	Executive Vice President Chief Legal Officer and Corporate Secretary	Panama	48
Jorge Córdoba	Executive Vice President Chief Audit Officer	Panama	47

Jorge Salas has been the Chief Executive Officer of the Bank since March 9, 2020. Before joining Bladex, Mr. Salas served as President and Chief Executive Officer of Banesco USA, in Coral Gables Florida for 5 years, and previously worked in various capacities in the Banesco Financial group since 2000, including as President and Chief Executive Officer of Banesco Panama from 2008 to 2014. Mr. Salas holds a Degree in Business Administration (Banking and Finance) from Universidad Metropolitana, in Caracas, Venezuela, a Diploma for Specialization in Economics from the University of Colorado at Boulder, as well as a Master in Public Policy and an MBA both from the University of Chicago.

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

Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Mrs. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed Panama´s Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (USA).

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

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management Department since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina and Chile from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech programme by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.

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

Jorge Córdoba joined the Bank as Executive Vice President, Chief Audit Officer in October 2017. Previously, Mr. Córdoba served as Director of Internal Audit LATAM for Credit Andorra Financial Group from 2013 to 2017, where he supervised from Panama the internal audit of the Group business in Panama, Mexico, Peru, Paraguay, Uruguay, Colombia and Miami, U.S.A. Between the years 2002 and 2013, he served as International Internal Auditor for Pan-American Life Insurance Group (PALIG) in charge of the branch offices and affiliates in some Latin American countries and U.S. cities. During 2001 and 2002, he served as Internal Auditor for Dresdner Bank Lateinamerica AG – Panama, and from 1992 to 2001, he served as Senior Auditor for PricewaterhouseCoopers. Mr. Córdoba is a FIBA Anti-Money Laundering Certified Associate (AMLCA) by Florida International University, earned a COSO Internal Control Certificate from the Institute of Internal Auditor, is a Certified Public Accountant and holds a Degree in Accounting from Universidad de Panama. He also holds a Post Graduate Certificate in International Trade Management from St. Clair College of Applied Arts and Technology in Ontario, Canada.

B.       Compensation

Compensation of Executive Officers and Directors

The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee recommended to the Board that the discussion be included in the proxy statement for the Annual Shareholders’ Meeting held April 21, 2021 (commonly referred to as the “say on pay” proposal).

Compensation Consultant

The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2020, the Compensation Committee retained a specialized consultant to review the Bank's Salary Compensation scheme. The results of the consultant’s review are expected to be presented to the Board for consideration during the course of 2021.

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers’ variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.

During the fiscal year ended December 31, 2020, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $2,357,570.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015 and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).

On February 7, 2020, the Bank granted to current executive officers 51,829 restricted stock units corresponding to 2019 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 7, 2021, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2020, the compensation cost charged against the Bank’s 2020 income in connection with these restricted stock units was $440,296. The total remaining compensation cost of $462,134 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2020, the Bank charged to salaries expense $70,733 with respect to the contribution plan.

2020 Chief Executive Officer Compensation

The Bank’s current Chief Executive Officer’s compensation for 2020 included an annual base salary of $500,000, a signing bonus of $300,000, and limited perquisites and other benefits amounting to $19,690. The Chief Executive Officer is eligible to receive a severance payment of $1,000,000 upon his departure.

The compensation of the Bank’s former Chief Executive Officer through March 9, 2020 included an annual base salary of $350,000, a performance-based cash bonus of $1,050,000, an aggregate of $2,333 related to the former Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $1,557. In addition, the former Chief Executive Officer received a severance payment of $350,000 and other moving expenses totaling $28,567.

Results of the 2020 Advisory Vote on Compensation of Executive Officers

At the Bank’s annual meeting of shareholders held on April 29, 2020, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2019 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (93.85%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2020. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

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

The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Compensation Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Compliance and Anti-Money Laundering Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2020 to the Directors of the Bank as a group for their services as Directors was $950,375.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2020, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 63,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2020, the total cost for these restricted shares amounted to $727,020 of which $306,245 was registered during 2020, and the remaining compensation cost of $420,775 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2020, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 360,704 Class E shares, representing approximately 1% (based on 31,157,386 Class E shares outstanding as of December 31, 2020) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2020 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2020. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2020 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2020 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Unvested Restricted Stock Units (3)
Jorge Salas	-	-	-		*	-
Erica Lijtztain	3,270	4,493	7,763		*	10,210
Alejandro Jaramillo	6,103	6,118	12,221		*	14,034
Ana Graciela de Méndez	2,348	3,265	5,613		*	7,448
Eduardo Vivone	2,986	4,423	7,409		*	10,333
Alejandro Tizzoni	7,806	4,585	12,391		*	10,565
Jorge Luis Real	1,250	1,290	2,540		*	2,620
Jorge Córdoba	334	573	907		*	1,385
Total	24,097	24,747	48,844			56,595

*	Less than one percent of the outstanding Class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options as well as restricted stock units that will vest within 60 days of December 31, 2020.
(3)	Includes unvested restricted stock units granted to executive officers on February 7, 2020, February 6, 2019 and February 6, 2018, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2020, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2020:

Name	Number of Shares Owned as of December 31, 2020 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2020 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Restricted Shares (3)
Alexandra M. Aguirre	-	-	-		*	6,000
Ricardo Manuel Arango	31,175	-	31,175		*	11,700
Herminio A. Blanco	77,608	-	77,608		*	11,700
Isela Costantini	-	-	-		*	6,000
Mario Covo	65,027	-	65,027		*	11,700
José Alberto Garzón	12,300	-	12,300		*	11,700
Eduardo Hecker	-	-	-		*	6,000
Miguel Heras Castro	94,300	-	94,300		*	14,700
Roland Holst	19,150	-	19,150		*	11,700
João Carlos de Nóbrega Pecego	12,300	-	12,300		*	11,700
Total	311,860	-	311,860			102,900

*         Less than one percent of the outstanding Class E shares.

(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options..
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan and 2015 Plan. An aggregate amount of 63,000 restricted shares were granted to directors on April 29, 2020; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.

For additional information regarding stock options granted to executive officers and directors, see Item 18, “Financial Statements,” note 29.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. These guidelines enable the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director, within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines that apply to them.

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

As defined by the SEC in Item 407 of Regulation S-K, at least one of the members of the Audit Committee is an “audit committee financial expert”.

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

Meetings of the Board and Committees

During the fiscal year ended December 31, 2020, the Board held ten meetings. Directors attended an average of 97% of the total number of Board meetings held during the fiscal year ended December 31, 2020.

The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2020:

Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti- Money Laundering	Compensation
Alexandra M. Aguirre	Member				Member
Ricardo Manuel Arango		Member	Member	Chairman
Herminio A. Blanco	Chairman	Member
Isela Costantini	Member				Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member			Member	Member
Eduardo Hecker	Member				Member
Miguel Heras Castro		Chairman	Member
Roland Holst		Member	Member
João Carlos de Nóbrega Pecego			Member		Chairman

Number of Committee Meetings Held in 2020	6	13	6	6	6

Audit Committee

The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Ms. Alexandra M. Aguirre, Ms. Isela Costantini, Mr. José Alberto Garzón and Mr. Eduardo Hecker.

The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is Mr. Herminio A. Blanco.

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2020, the Audit Committee met six times.

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the Audit Committee.

The Charter of the Audit Committee requires an annual self-evaluation of its performance.

The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2020.

The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. According to its charter, the Risk Policy and Assessment Committee must be comprised of at least three directors. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Mr. Ricardo Manuel Arango, Mr. Herminio A. Blanco, Mr. Mario Covo and Mr. Roland Holst.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The Committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to country, market, liquidity, technological, and information security (including cybersecurity) risks and the analysis of operational risks, which take into account the model risks and legal risks associated with the Bank’s products.

In addition, the Risk Policy and Assessment Committee assesses and approves credit limits and approves management proposals for granting different types of financing up to the legal limit applicable to the Bank in accordance with current regulations on the date of approval of each transaction and/or economic group. It reports to the Board and refers transactions for consideration and approval by the Board when the transaction limit exceeds its delegated authorizations.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2020, the Risk Policy and Assessment Committee held 13 meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. According to its charter, the Finance and Business Committee must be comprised of at least three directors. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2020, the Committee held six meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Compliance and Anti-Money Laundering Committee

The Compliance and Anti-Money Laundering Committee is a standing committee of the Board. The current members of the Compliance and Anti-Money Laundering Committee are Directors Mr. Ricardo Manuel Arango (Chair) and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Officer and Corporate Secretary, Chief Compliance Officer and the New York Agency’s Compliance Officer.

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

The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2020, the Compliance and Anti-Money Laundering Committee held six meetings.

The Compliance and Anti-Money Laundering Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.

Compensation Committee

The Compensation Committee is a standing committee of the Board. According to its charter, the Compensation Committee must be comprised of at least three directors. The current members of the Compensation Committee are Mr. João Carlos de Nóbrega Pecego (Chair), Ms. Alexandra M. Aguirre, Ms. Isela Costantini, Mr. José Alberto Garzón and Mr. Eduardo Hecker.

The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks of Panama. The Compensation Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2020, the Compensation Committee held six meetings.

The Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans. Further, the Compensation Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Compensation Committee considers qualified director candidates recommended by shareholders. All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considered candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

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

The Bank's corporate governance manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules and is available in the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/corporate-governance.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.

c/o Mr. Miguel Heras Castro

Director and Chairman of the Board of Directors

Torre V, Business Park

Avenida La Rotonda, Urbanización Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Sustainable and Responsible Business Practices

The Board recognizes the importance of its responsibilities related to Environmental, Social and Governance (ESG) matters. The Bank is further enhancing its corporate responsibility efforts by undertaking a formal ESG materiality assessment to identify the issues that represent the most significant opportunities and risks for the Bank.

Diversity

Diversity is among the factors considered by the Board’s Compensation Committee when evaluating candidates for positions on the Bank's Board of Directors. The Compensation Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity was strengthened with the appointment of two female Directors who represent the shareholders of all classes. Moreover, the fact that seven different nationalities are represented on the ten-member Board of Directors reflects the importance given to diversity by the Board of Directors.

The presence of different nationalities and cultures among our employees enhances Bladex’s brand. Having a multicultural work environment is one of our main strengths which facilitates business management across the Region.

D.       Employees

The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2020	2019	2018
Bladex Head Office in Panama	154	152	140
New York Agency	5	5	5
Representative Office in Argentina	4	4	4
Representative Office in Brazil	6	6	6
Representative Office in Mexico	4	4	6
Representative Office in Colombia	4	4	4
Representative Office in Peru	0	0	2
Total Number of Permanent Employees	177	175	167

Human Capital Management

At Bladex, management considers human capital the backbone for all of the Bank’s business activities and, as such, employees’ wellbeing is the basis for meeting the Bank’s objectives. In turn, year after year, the behavior of the Bank’s employees reflects its core values: commitment, humility, excellence, respect and integrity. This is the result of a robust talent management program that begins with the recruitment and selection process and is maintained through a comprehensive training model and benefit programs for the Bank’s employees.

Bladex strives to be a great place to work and to build a career. The Bank therefore offers a strong career development program which includes various rubrics, tools, resources and opportunities designed to assist colleagues in building critical skills and in enhancing their career growth within the organization. The Bank also ensures that it is in full compliance with health and safety standards through wide-ranging training programs and comprehensive internal audit processes.

The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to Bladex.

E.       Share Ownership

See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

As of December 31, 2020, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 14.4% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2020.

	As of December 31, 2020
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.6
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.2
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.4
Total Shares of Class A Common Stock	6,342,189	100.0	16.0

	Number of Shares	% of Class	% of Total Common Stock
Class B Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	40.6	2.2
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	13.6	0.7
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	6.7	0.4
Sub-total shares of Class B Common Stock	1,327,579	60.9	3.3
Total Shares of Class B Common Stock	2,178,365	100.0	5.5

	Number of Shares	% of Class	% of Total Common Stock
Class E Common Stock
Brandes Investment Partners, L.P. (1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	5,720,951	18.4	14.4
BlackRock, Inc. (2) 55 East 52nd Street New York, New York 10055 United States	1,554,037	5.0	3.9
Sub-total shares of Class E Common Stock	7,274,988	23.4	18.3
Total Shares of Class E Common Stock	31,157,386	100.0	78.5

	Number of Shares	% of Class	% of Total Common Stock
Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,677,940		100.0

(1) Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 7, 2021.

(2) Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 2, 2021.

All common shares have the same rights and privileges regardless of their class, except that:

•	The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•	The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•	The Class B shares and Class F shares may be converted into Class E shares;
•	The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•	All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.

Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2020	December 31, 2019	December 31, 2018
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,178,365	2,182,426	2,245,227
Class E Common Shares	31,157,386	31,077,662	30,951,135
Class F Common Shares	-	-	-
Total Common Shares	39,677,940	39,602,277	39,538,551

The number of the Bank’s Class A common shares outstanding as of December 31, 2020 did not change from December 31, 2019. Class B common shares slightly decreased by 4.1 thousand shares during the same period, due to the conversions of Class B into Class E common shares. During the year ended December 31, 2020, Class E common shares outstanding increased by 79.7 thousand shares, mostly as a result of restricted shares issued to the Bank’s Directors.

As of December 31, 2020, there were a total of 53 holders of record of our Class E shares, of which 15 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 95% of our outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of our Class A shares or Class B shares are held in the United States.

The Bank had no preferred stock issued and outstanding as of December 31, 2020.

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

As of December 31, 2020, and 2019, the Bank had credit transactions in the normal course of business with 12% and 11%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of each of December 31, 2020 and December 31, 2019, approximately 11% of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2020, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to two entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i)	Banco General S.A., of which the Bank’s director, Ricardo Manuel Arango, is also a director of its parent company. During 2020, the largest amount outstanding was $19 million, which had a weighted average interest rate of 3.15%. However, as of December 31, 2020, the Bank had no outstanding loans to Banco General S.A.

ii)	Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2020, three loans remained outstanding to Sudameris Bank SAECA in the total amount of $23 million. These loans were made on May 8, September 28 and December 7, 2020. These outstanding loans had a weighted average interest rate of 2.07%. During 2020, the largest amount outstanding was $30 million.

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

The cash dividend declared per share to the Bank’s shareholders totaled $1.00 per common share for the year ended December 31, 2020, a 35% decrease compared to the $1.54 per common share cash dividend declared in 2019, as the Board decreased the quarterly cash dividend to $0.25 from $0.385 per common share, as a prudential measure in managing the Bank under prevailing market and economic conditions in 2020.

No special dividends were declared during three-year period ended December 31, 2020.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 10, 2021	February 23, 2021	$0.25
November 25, 2020	November 9, 2020	$0.25
August 25, 2020	August 10, 2020	$0.25
May 13, 2020	April 27, 2020	$0.25
March 12, 2020	February 26, 2020	$0.385
November 19, 2019	October 29, 2019	$0.385
August 14, 2019	July 30, 2019	$0.385
May 15, 2019	April 29, 2019	$0.385
March 26, 2019	March 11, 2019	$0.385
November 20, 2018	November 6, 2018	$0.385
August 15, 2018	July 31, 2018	$0.385
May 17, 2018	May 2, 2018	$0.385
February 21, 2018	February 2, 2018	$0.385

The Bank has no preferred shares issued and outstanding as of December 31, 2020.

B.       Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.       Offer and Listing Details

The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2020	22.71	7.73
2019	22.94	16.96
2018	30.43	15.33
2017	30.45	25.51
2016	30.50	19.63
2021:
March	16.92	14.57
February	16.07	15.00
January	16.78	14.37
2020:
December	16.13	14.55
November	15.25	12.76
October	14.37	11.60
2021:
First Quarter	16.92	14.37
2020:
First Quarter	22.71	10.05
Second Quarter	14.93	7.73
Third Quarter	13.06	10.55
Fourth Quarter	16.13	11.60
2019:
First Quarter	21.87	16.96
Second Quarter	22.94	19.60
Third Quarter	21.98	17.58
Fourth Quarter	22.85	19.00

(1) Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.

B.       Plan of Distribution

Not required in this Annual Report.

C.       Markets

The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 78.5% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2020. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.

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

At the Annual Meeting of Shareholders held on April 29, 2020, an amendment to Article 12 of the Bank’s Articles of Incorporation was approved to delete a provision that required that the Board of Directors always nominate the Chief Executive Officer from one of the two Directors to be elected by the holders of all of the common shares. This amendment provides further independence at the Board level and also gives the Board more flexibility to nominate persons from a broader scope of candidates, who are not necessarily involved in the day-to-day operations of the Bank.

The Bank’s Amended Articles of Incorporation are being filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

The Bank’s By-Laws were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 11, 2010. See Item 19, “Exhibits” for hyperlink to this document.

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

As used herein, a “U.S. Holder” refers to a beneficial holder of Class E shares that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, organized or created in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation without regard to the source of its income, and (4) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class E shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of Class E shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Class E shares.

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

A holder of Class E shares that is not a U.S. Holder (“non-U.S. Holder”) generally will not be subject to U.S. federal income tax or withholding tax on distributions received on Class E shares that are treated as dividend income for U.S. federal income tax purposes. Special rules may apply in the case of non-U.S. Holders that are (1) engaged in a U.S. trade or business, (2) former citizens or long-term residents of the United States; (3) “controlled foreign corporations;” (4) corporations that accumulate earnings in excess of an amount that is deemed to be necessary for its reasonable business needs; or (5) certain foreign charitable organizations, each within the meaning of the Code. Such persons should consult their own tax advisors as to the U.S. federal income or other tax consequences of the ownership and disposition of Class E shares.

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

Passive Foreign Investment Company Status

Under the Code, certain rules apply to an entity classified as a PFIC. A PFIC is defined as any foreign (i.e., non-U.S.) corporation if either: (1) 75% or more of its gross income for the taxable year is passive income (generally including, among other types of income, dividends, interest and gains from the sale of stock and securities) or (2) 50% or more of its assets (by value) produce, or are held for the production of, passive income. The application of the PFIC rules to banks is not entirely clear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The Code provides a specific exception from passive income classification for income derived in the “active conduct of a banking business”. The Internal Revenue Service (“IRS”) issued a notice in 1989 (the “Notice”), and the U.S. Department of Treasury has issued multiple sets of proposed regulations (the “Proposed Regulations”) that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, or the “active bank exception.” The Notice and the Proposed Regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income.

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

Because final regulations have not been issued and because the Notice and the Proposed Regulations are inconsistent, the Bank’s status under the PFIC rules is subject to uncertainty. While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that it will satisfy the specific requirements under the Notice, the Proposed Regulations or the exclusion for income derived in the active conduct of a banking business. Accordingly, U.S. Holders could be subject to U.S. federal income tax under the rules described below.

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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mrs. Ana Graciela de Méndez, Chief Financial Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mrs. de Méndez at +507 210-8563. Written requests may also be sent via e-mail to Mrs. de Méndez at amendez@bladex.com or ir@bladex.com. Information is also available on the Bank’s website at: https://www.bladex.com/en.

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

Interest Rate Risk Management and Sensitivity

The tables below list the notional amounts and weighted interest rates, as of December 31, 2020 and 2019, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2020:

Expected maturity date
	2021	2022	2023	2024	2025	There- after	Without maturity	Total 2020	Fair value 2020
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	74,653	160,978	151,330	-	8,461	-	-	395,422	399,458
Average fixed rate	4.21%	2.76%	2.86%	-	4.02%	-	-	3.10%
Brazilian Real	-	-	-	-	-	-	-	-	-
Average fixed rate	-	-	-	-	-	-	-	-

Loans at amortized cost
Fixed rate
U.S. Dollars	2,363,202	60,999	31,759	3,389	3,944	7,733	-	2,471,026	2,482,753
Average fixed rate	2.44%	4.03%	5.50%	4.68%	4.68%	4.00%	-	2.53%
Mexican Peso	73,518	-	-	-	-	-	-	73,518	73,494
Average fixed rate	7.28%	-	-	-	-	-	-	7.28%
Euro Dollar	-	-	-	-	-	-	-	-	-
Average fixed rate	-	-	-	-	-	-	-	-
Floating rate
U.S. Dollars	1,153,404	560,402	174,755	163,440	37,495	91,191	-	2,180,687	2,202,747
Average floating rate	1.95%	3.84%	2.86%	2.85%	4.59%	2.02%	-	2.63%
Mexican Peso	76,515	48,409	31,148	12,427	17,667	-	-	186,166	186,255
Average floating rate	7.70%	7.99%	8.22%	8.34%	8.51%	-	-	7.98%

LIABILITIES:

Fixed rate
U.S. Dollars	95,922	40,036	-	-	400,000	-	-	535,958	538,436
Average fixed rate	1.30%	2.04%	-	-	2.38%	-	-	2.16%
Mexican Peso	2,874	49	-	-	205,917	-	-	208,840	216,192
Average fixed rate	8.22%	8.99%	-	-	6.94%	-	-	6.96%
Euro Dollar	-	-	-	64,757	12,238	24,475	-	101,470	105,507
Average fixed rate	-	-	-	3.54%	0.90%	0.90%	-	2.59%
Japanese Yen	-	71,591	-	-	-	-	-	71,591	71,751
Average fixed rate	-	0.52%	-	-	-	-	-	0.52%
Australian Dollar	-	-	-	-	-	-	-	-	-
Average fixed rate	-	-	-	-	-	-	-	-
Floating rate
U.S. Dollars	462,456	160,000	62,500	-	-	-	-	684,956	685,695
Average floating rate	1.13%	1.52%	1.44%	-	-	-	-	1.25%
Mexican Peso	82,390	253,499	45,937	-	-	-	-	381,826	382,801
Average floating rate	5.03%	4.87%	5.05%	-	-	-	-	4.93%

Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	5,000	-	-	-	-	-	-	5,000	(71)
Average pay rate	3.25%	-	-	-	-	-	-	3.25%
Average receive rate	1.23%	-	-	-	-	-	-	1.23%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	10,667	-	-	-	-	-	-	10,667	(72)
Average pay rate	4.05%	-	-	-	-	-	-	4.05%
Average receive rate	1.61%	-	-	-	-	-	-	1.61%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	70,000	40,000	-	-	-	-	-	110,000	(167)
Average pay rate	1.52%	2.04%	-	-	-	-	-	1.71%
Average receive rate	2.15%	2.04%	-	-	-	-	-	2.11%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	-	-	20,000	-	-	-	-	20,000	(1,015)
Average pay rate	-	-	3.70%	-	-	-	-	3.70%
Average receive rate	-	-	1.26%	-	-	-	-	1.26%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	1,069	1,069	1,937	-	-	-	-	4,075	4,340
U.S. Dollars fixed rate	-	-	-	-	-	-	-	-
U.S. Dollars floating rate	4.15%	4.15%	4.15%	-	-	-	-	4.15%
Pay U.S. Dollars	-	271,646	-	68,768	197,854	23,654	-	561,922	(593,915)
U.S. Dollars fixed rate	-	-	-	-	2.22%	2.12%	-	2.17%
U.S. Dollars floating rate	-	1.01%	-	2.79%	-	-	-	1.90%
Receive Mexican Peso	-	200,815	-	-	205,083	-	-	405,898	428,757
Mexican Peso fixed rate	-	-	-	-	6.97%	-	-	6.97%
Mexican Peso floating rate	-	4.87%	-	-	-	-	-	4.87%
Pay Mexican Peso	987	987	1,789	-	-	-	-	3,763	(3,983)
Mexican Peso floating rate	7.98%	7.98%	7.98%	-	-	-	-	7.98%
Receive Euro Dollar	-	-	-	61,188	12,238	24,475	-	97,901	112,309
Euro Dollar fixed rate	-	-	-	3.75%	0.90%	0.90%	-	1.85%
Receive Japanese Yen	-	71,688	-	-	-	-	-	71,688	72,759
Japanese Yen fixed rate	-	0.52%	-	-	-	-	-	0.52%
Receive Australian Dollar	-	-	-	-	-	-	-	-

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	71,353	-	-	-	-	-	-	71,353	(3,589)
Average exchange rate	21.51%	-	-	-	-	-	-	21.51%
Receive U.S. Dollars/ Pay Brazilian Reales	368	-	-	-	-	-	-	368	(16)
Average exchange rate	5.43%	-	-	-	-	-	-	5.43%
Receive U.S. Dollars/ Pay Euro Dollars
Average exchange rate

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

Loans at amortized cost
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

Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2020, the Bank had an equivalent of $184 million in non-U.S. dollar financial assets and $184 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.3 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2020 amounted to the equivalent of $184 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.

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

The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2020		As of December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	165,564	168,110	75,271	75,724
Securities at FVOCI	231,348	231,348	6,983	6,983
Interest rate swaps (2)	(101)	(101)	(42)	(42)
(1)	As of December 31, 2020 and 2019, the carrying value of securities at amortized cost is net of accrued interest receivable of $1.9 million and $0.8 million, and the allowance for expected credit losses of $0.4 million and $0.1 million, respectively.
(2)	As of December 31, 2020 and 2019, includes interest rate swaps that applies for hedge accounting.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2020, and concluded that they were effective as of December 31, 2020.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2020. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.

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

Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2020, the Bank’s internal control over financial reporting was effective.

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

Opinion on Internal Control Over Financial Reporting

We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries’ (the Bank) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2021

d) Changes in Internal Control over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks of Panama. The Audit Committee’s financial expert is Mr. Herminio A. Blanco. Mr. Blanco is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.

See Item 6.A., “Directors and Executive Officers.”

Item 16B.	Code of Ethics

The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in April of 2020 and approved by the Board of Directors in its meetings held on April 28, 2020 to further strengthen the conflicts of interest from corporate gifts and anti-corruption anti-bribery provisions contained therein, specifically referring to compliance with the U.S. Foreign Corrupt Practices Act of 1977. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.

A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and may also be found on the Bank’s website at https://www.bladex.com/en/corporate-governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).

Item 16C.	Principal Accountant Fees and Services

The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG and Deloitte (the Bank’s independent registered public accounting firm until 2017).

	As of December 31,
	2020	2019

Audit fees	$771,412	$680,000
Audit-related fees	399,768	185,149
Tax fees	0	0
All other fees	0	0
Total	$1,171,180	$865,149

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit-related fees include aggregate fees billed for assurance and related services by KPMG and Deloitte, respectively, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees.” These services are associated primarily with funding programs as part of the normal course of business of the Bank.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided to the Bank by the Bank’s independent accounting firm. All of the services related to the audit fees and audit-related fees described above were approved by the Audit Committee.

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

/s/ Jorge Salas
Chief Executive Officer

April 29, 2021

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

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2020

(With the Independent Auditors’ Report thereon)

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the Bank) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

Assessment of the allowance for loan losses

As discussed in Notes 3.4 and 5 to the consolidated financial statements, the Bank’s allowance for loan losses (ALL) was $41.2 million as of December 31, 2020, of which $36.6 million related to the allowance for loan losses evaluated on a collective basis (collective ALL) and $4.6 million related to the allowance for loan losses evaluated on an individual basis (individual ALL). Fundamental to the Bank’s ALL estimate are the customer credit risk rating and the country risk rating which the Bank assigns to each loan. These ratings are determined using models that incorporate judgmental inputs and assumptions including, for the customer credit rating model, forecasts of customer´s financial performance and conditions and, for the country risk rating model, future macroeconomic scenarios and related assumptions. The Bank applies a three-stage approach to measure ALL. Generally, loans are initially classified in stage 1. Subsequently, the customer credit and country risk ratings are used to assess whether there has been a significant increase in credit risk (SICR), stage 2, or when the financial asset is credit impaired, stage 3. The Bank calculates a collective ALL for loans in stages 1 and 2 and assesses ECL on an individual basis for loans in stage 3. Lifetime ECL is recorded when the Bank determines that there has been a SICR (stage 2) or when the financial asset is in default (stage 3); otherwise, a 12-month ECL is recorded (stage 1). The collective ALL is the product of multiplying the Bank´s estimates of probability of default (PD), loss given default (LGD) and the exposure at default (EAD) of each loan. The Bank uses models to develop the PD and LGD, which are derived from internal historical default and loss experience adjusted for current conditions. The Bank calculates ECL on an individual basis based on the expected cash flows which consider the possible recovery scenarios including the related collateral valuation when applicable. As a response to the COVID-19 pandemic, the Bank performed more frequent assessments of customer credit and country risk ratings to identify emerging risks.

We identified the assessment of the collective and individual ALL as a critical audit matter. It requires a high degree of audit effort involving subjective auditor judgment, including specialized skills and knowledge, due to the number and complexity of significant assumptions and the resulting significant measurement uncertainty. The collective and individual ALL methodologies required significant assumptions in the methods and models used to determine the PDs, LGDs and customer credit and country risk ratings. These significant assumptions included: historical observation periods; forecasts of macroeconomic scenarios and customer´s financial performance and conditions, including the current and potential impacts of the COVID-19 pandemic; and cash flow recovery scenarios.

The following are the primary procedures we performed to address this critical audit matter:

—	We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s collective and individual ALL estimate. These included controls relating to: (i) model validation related to PD, LGD and collective ALL models, including the historical observation periods; (ii) review and approval of significant assumptions and judgments used by the Bank to determine customer credit and country risk ratings; (iii) data inputs for the collective and individual ALL models, including those used to determine PDs, LGDs and customer credit and country risk ratings, including technology controls over the sources of data and its extraction and processing.

—	We involved financial risk management professionals with specialized skills and knowledge, who assisted in: (i) evaluating the Bank´s collective and individual ALL methodologies for compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the customer credit and country risk rating models by comparing them to relevant industry practices, considering the Bank´s business environment; and (iv) assessing the macroeconomic variables used by the Bank by comparing them to publicly available information, considering current and potential COVID-19 pandemic impacts.
—	We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) testing a selection of the Bank’s customer credit risk ratings by developing an independent rating using information related to the borrower’s financial performance and conditions obtained from the Bank and from independent sources and comparing to the Bank’s rating; and (ii) evaluating the sources of repayment and any relevant guarantees or underlying collateral used in the individual ALL estimate.

We have served as the Bank’s auditor since 2018.

/s/ KPMG

Panama City, Republic of Panama
April 29, 2021

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of financial position

December 31, 2020

(In thousands of US dollars)

	Notes	2020	2019
Assets

Cash and due from banks	7,8	863,812	1,178,170

Securities and other financial assets, net	5,7,9	398,068	88,794

Loans, net	5,7,10	4,896,647	5,823,333

Customers' liabilities under acceptances	5,7	74,366	115,682
Derivative financial instruments - assets	5,7,13	27,778	11,157
Equipment and leasehold improvements, net	15	16,213	18,752
Intangibles, net	16	1,984	1,427
Investment properties	17	3,214	3,494
Other assets	18	6,816	8,857
Total assets		6,288,898	7,249,666

Liabilities and Equity
Liabilities:
Demand deposits		170,660	85,786
Time deposits		2,968,240	2,802,550
	5,7,19	3,138,900	2,888,336
Interest payable		1,975	5,219
Total deposits		3,140,875	2,893,555

Securities sold under repurchase agreements	5,7,20	10,663	40,530
Borrowings and debt, net	7,21	1,985,070	3,138,310
Interest payable		9,175	10,554

Acceptance outstanding	5,7	74,366	115,682
Derivative financial instruments - liabilities	5,7,13	9,211	14,675
Allowance for loan commitments and financial guarantees contracts losses	5,7	2,904	3,044
Other liabilities	22	18,714	17,149
Total liabilities		5,250,978	6,233,499

Equity:
Common stock	24	279,980	279,980
Treasury stock	24	(57,999)	(59,669)
Additional paid-in capital in excess of value assigned to common stock	24	120,414	120,362
Capital reserves	32	95,210	95,210
Regulatory reserves	32	136,019	136,019
Retained earnings		464,088	446,083
Other comprehensive income (loss)	25	208	(1,818)
Total equity		1,037,920	1,016,167
Total liabilities and equity		6,288,898	7,249,666

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of profit or loss

For the year ended December 31, 2020

(In thousands of US dollars, except per share data and number of shares)

	Notes	2020	2019	2018
Interest income:
Deposits		4,895	17,011	15,615
Securities		3,531	3,209	2,899
Loans		172,548	253,462	239,976
Total interest income	27	180,973	273,682	258,490
Interest expense:
Deposits		(25,800)	(67,435)	(63,146)
Borrowings and debt		(62,723)	(96,732)	(85,601)
Total interest expense	27	(88,523)	(164,167)	(148,747)

Net interest income		92,450	109,515	109,743

Other income (expense):
Fees and commissions, net	26	10,418	15,647	17,185
Loss on financial instruments, net	12	(4,794)	(1,379)	(1,009)
Other income, net		1,083	2,874	1,670
Total other income, net	27	6,707	17,142	17,846

Total revenues		99,157	126,657	127,589

Reversal (provisión) for credit losses	5,27	1,464	(430)	(57,515)
Gain (loss) on non-financial assets, net	14,27	296	500	(10,018)

Operating expenses:
Salaries and other employee expenses	29	(21,462)	(24,179)	(27,989)
Depreciation of investment properties, equipment and improvements	15,17	(3,587)	(2,854)	(1,282)
Amortization of intangible assets	16	(753)	(702)	(1,176)
Other expenses	30	(11,522)	(12,939)	(18,471)
Total operating expenses	27	(37,324)	(40,674)	(48,918)
Profit for the year		63,593	86,053	11,138

Per share data:
Basic earnings per share (in US dollars)	23	1.60	2.17	0.28
Diluted earnings per share (in US dollars)	23	1.60	2.17	0.28
Weighted average basic shares (in thousands of shares)	23	39,656	39,575	39,543
Weighted average diluted shares (in thousands of shares)	23	39,656	39,575	39,543

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of comprehensive income

For the year ended December 31, 2020

(In thousands of US dollars)

	Notes	2020	2019	2018
Profit for the year		63,593	86,053	11,138

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	25	546	491	(1,224)

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	25	2,265	(2,694)	2,667
Reclassification of gains (losses) on financial instruments to the profit or loss	25	(425)	261	(1,704)
Exchange difference in conversion of foreign currency operation	25	(360)	(296)	(1,282)

Other comprehensive income (loss)	25	2,026	(2,238)	(1,543)

Total comprehensive income for the year		65,619	83,815	9,595

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statement of changes in equity
For the year ended December 31, 2020
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	129,254	479,712	1,963	1,042,812

Profit for the year	-	-	-	-	-	11,138	-	11,138
Other comprehensive income (loss)	-	-	-	-	-	-	(1,543)	(1,543)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	1,051	-	-	-	-	1,051
Exercised options and stock units vested	-	3,355	254	-	-	-	-	3,609
Repurchase of "Class B" and "Class E" common stock	-	(2,442)	-	-	-	-	-	(2,442)
Regulatory credit reserve	-	-	-	-	6,765	(6,765)	-	-
Dividends declared	-	-	-	-	-	(61,035)	-	(61,035)
Balances at December 31, 2018, previously reported	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590
Effect for change in accounting policy	-	-	-	-	-	(1,926)	-	(1,926)
Balances at January 1, 2019, adjusted	279,980	(61,076)	119,987	95,210	136,019	421,124	420	991,664
Profit for the year	-	-	-	-	-	86,053	-	86,053
Other comprehensive income (loss)	-	-	-	-	-	-	(2,389)	(2,389)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	(151)	151	-
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	1,782	-	-	-	-	1,782
Exercised options and stock units vested	-	148	(148)	-	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	(60,943)	-	(60,943)
Balances at December 31, 2019	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167

Profit for the year	-	-	-	-	-	63,593	-	63,593
Other comprehensive income (loss)	-	-	-	-	-	-	1,424	1,424
Transfer of fair value on equity instrument at FVOCI						(602)	602	-
Issuance of restricted stock	-	1,391	(1,391)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	1,722	-	-	-	-	1,722
Exercised options and stock units vested	-	279	(279)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(44,986)	-	(44,986)
Balances at December 31, 2020	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows
For the year ended December 31, 2020
(In thousands of US dollars)

	2020	2019	2018
Cash flows from operating activities
Profit for the year	63,593	86,053	11,138
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation of investment property, equipment and leasehold improvements	3,587	2,854	1,282
Amortization of intangible assets	753	702	1,176
Gain on sale of investment properties	-	(500)	-
Unrealized gain on investment properties	(296)	-	-
(Reversal) provision for credit losses	(1,464)	430	57,515
Unrealized gain on financial instruments at fair value through profit or loss	806	-	-
Net gain on sale of financial assets at fair value through OCI	-	(186)	(194)
Compensation cost - share-based payment	1,722	1,782	1,051
Net changes in hedging position and foreign currency	(194)	(18,273)	12,403
Loss for disposal of equipment and leasehold improvements	30	22	24
Loss for derecognition of intangible assets	1	-	2,705
Impairment on investment properties at fair value through profit or loss	-	-	3,849
Impairment loss on other assets	-	-	3,464
Realized loss on investment instrument measured at fair value through profit or loss	2,175	2,258	-
Interest income	(180,973)	(273,682)	(258,490)
Interest expense	88,523	164,167	148,747
Net decrease (increase) in operating assets:	-		-
Pledged deposits	648	21,008	13,781
Loans	911,073	(111,967)	(305,464)
Other assets	2,321	7,891	(6,449)
Net increase (decrease) in operating liabilities:	-		-
Due to depositors	250,564	(78,822)	41,978
Other liabilities	1,432	3,074	(6,432)
Cash flows provided by operating activities	1,144,301	(193,189)	(277,916)
Interest received	194,129	275,068	242,974
Interest paid	(91,021)	(174,311)	(138,646)
Net cash provided by (used in) operating activities	1,247,409	(92,432)	(173,588)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(997)	(1,028)	(603)
Acquisition of intangible assets	(1,311)	(496)	(58)
Proceeds from the sale in investment properties	-	500	1,270
Proceeds from the sale of securities at fair value through OCI	1,882	14,037	0
Proceeds from the redemption of securities at fair value through OCI	-	8,094	4,635
Proceeds from redemption of securities at amortized cost	52,576	28,274	9,807
Purchases of securities at fair value through OCI	(227,027)	-	(9,875)
Purchases of investments at fair value with changes in profit or loss	(1,433)	-	0
Purchases of securities at amortized cost	(143,595)	(18,316)	(26,701)
Net cash (used in) provided by investing activities	(319,904)	31,065	(21,525)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements	(29,867)	764	39,767
Net (decrease) increase in short-term borrowings and debt	(1,212,023)	(428,611)	950,259
Proceeds from long-term borrowings and debt	827,732	371,536	609,017
Repayments of long-term borrowings and debt	(781,274)	(368,843)	(256,173)
Payments of leases liabilities	(1,114)	(1,072)	-
Dividends paid	(44,669)	(58,881)	(61,539)
Exercised stock options	-	-	3,609
Repurchase of common stock	-	-	(2,442)
Net cash (used in) provided by financing activities	(1,241,215)	(485,107)	1,282,498

(Decrease) increase net in cash and cash equivalents	(313,710)	(546,474)	1,087,385
Cash and cash equivalents at beginning of the year	1,159,718	1,706,192	618,807
Cash and cash equivalents at end of the year	846,008	1,159,718	1,706,192

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

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

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

These consolidated financial statements were authorized for issue by the Board of Directors on February 9, 2021.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Bank loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is recognized at fair value.

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

3.1	Foreign currency

Foreign currency transactions|

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

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign entities whose functional currency is the US dollar, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the caption of "gain (loss) on financial instruments, net" in profit or loss.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.2	Interests

Effective interest rate

Interest income and expense are recognized in profit or loss using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

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

Methodology for calculation of interest income and expense

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

Presentation

Interest income and interest expense calculated using the effective interest method presented in the consolidated statement of profit or loss includes:

-	Interest on financial assets and financial liabilities measured at amortized cost

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.2	Interests (continued)

Other interest income and expense presented in the consolidated statement of profit or loss includes:

-	Interest on securities measured at fair value through other comprehensive income.

-	Interest on loans measured at fair value through profit or loss.

-	Interest expense on lease liabilities.

-	The effective portion of the variability in interest cash flow changes in qualifying hedging derivatives, in the same period as the hedged cash flows affect interest income/expense.

3.3	Fees and commissions

Fees, commission income and expense that are integral to the effective interest rate on a financial asset or financial liability are described in note 3.2.

Other fees and commissions are recognized as the related services are performed based on the contractual terms set with a customer.

The following table describes the main products and services, other than services for financial intermediation, from which the Bank generates its revenue:

Type of services	Nature and timing of satisfaction of performance obligations, including significant payment terms
Letters of credit
Issuance	Guarantee to honor the stipulated amount agreed to in the terms and conditions entered with the customer, upon presentation of required documentation.

Negotiation	Review of the shipping documents, by the beneficiary, under presentation and acceptance of payment on demand or on the day the reimbursement is made by the designated bank.

Acceptance	Commitment issued to the beneficiary to pay to a supplier in a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.

Confirmation	Commitment issued to the issuer bank and the beneficiary to honor or negotiate shipping documents.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions

Syndications
Structuring	Advise to the borrower by structuring the terms and conditions of a credit facility and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.

Other services
Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier charges and transfers.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities

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

The rest of financial assets are classified at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determine that the SPPI criteria is not meet for its classification at amortized cost or at fair value through other comprehensive income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

However, the following irrevocable election / designation at initial recognition of a financial asset on an asset-by-asset basis may be made:

-	It may irrevocably elect to present subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination, in other comprehensive income (loss); and

-	It may irrevocably designate a debt instrument that meets the amortized cost or at FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

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

The Bank’s Commercial business comprises primarily the loan portfolio that is held for collecting contractual cash flows. Sales of loans from theses portfolios are very infrequent and of a low volume.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

At the initial recognition of a financial asset, it is determined whether the newly recognized financial asset is part of an existing business model or whether it reflects the start of a new business model. The Bank reassesses its business model at each reporting date to determine whether business models have changed since the previous reporting date.

For the current and previous reporting periods, the Bank has not identified a change in its business models.

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

The Bank measures it’s financial assets and liabilities at fair value through profit or loss, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determines that the SPPI criteria is not meet for its classification at amortized cost or at fair value through other comprehensive income.

E.	Reclassification

If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.

During the current fiscal year and previous accounting period there was no change in the business models under which the Bank holds financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policy on modification and derecognition of financial assets described in the following paragraphs.

F.	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.

-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

-	The Bank retains the right to receive cash flows from the asset but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

F.	Derecognition of financial assets and financial liabilities (continued)

Financial assets (continued)

-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

The Bank assesses the transfer of risks and benefits by comparing the entity’s exposure, before and after the transfer, with the variation in the amounts and timing of the net cash flows of the transferred asset; additionally, the continued participation in a transferred financial asset is measured by the lowest value between the original carrying amount of the asset and the maximum amount of consideration that the Bank could be required to pay.

In derecognizing the financial asset, allowance for losses are deducted from the gross carrying amount of the financial asset; any accumulated gain or loss that has been recognised in other comprehensive income is recognised in the consolidated statement of profit or loss.

Any accumulated gain or loss recognized in other comprehensive income regarding equity instruments designated at fair value with changes in other comprehensive income is not recognized in the consolidated statement of profit or loss. Any interest in the transfer of a financial assets that qualifies for derecognition, booked or held by the Bank is recognized as a separate asset or liability.

The Bank enters into transactions whereby it transfers assets recognized on its consolidated statement of financial position but retains either all or substantially all the risks and rewards of the transferred asset or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

G.	Modified financial asset or liability

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

When a financial asset is modified, the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policies a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:

-	Qualitative factors, such as contractual cash flows after modification are no longer SPPI, change in currency or change of counterparty, the extent of change in interest rates, maturity or covenants. If these do not clearly indicate a substantial modification, then;

-	A quantitative assessment is performed to compare the present value of the remaining contractual cash flows according to the original terms with the contractual cash flows of the revised terms; both amounts discounted at the original effective interest.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

When the modification of a financial asset results in the derecognition of an existing financial asset and the subsequent recognition of a modified financial asset, the modified asset is considered a new financial asset, at the time of derecognition, the reserve for expected credit losses (ECL) is recalculated to determine the net carrying value of the asset at that date. The new financial asset will have an allowance for losses measured based on 12-month for expected credit losses except for rare cases where the new financial asset is considered to be impaired, because a high risk of default remains, which has not been reduced in the modification. The Bank monitors the credit risk of the modified or renegotiated financial assets by assessing qualitative and quantitative information, considering them in the same way as customers with expired status under new terms.

Financial Liabilities

The Bank derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. The Bank considers that the terms of a modified financial liability are substantially different if the present value of the cash flows under the new terms, including any fees paid net of any fees received, discounted at the original effective interest rate presents a difference greater than 10% of the discounted present value of the cash flows still remaining from the original financial liability.

In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying  amount of the financial liability derecognized, and the consideration paid, is recognized in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 - 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 - 6	2.35	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.90	Caa1 - Caa3

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

Exposure to customers with operating cash flows that do not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	Stage 1: 12-month ECL, which applies to all financial instruments (from initial recognition) as long as there is no significant increase in credit quality, and

-	Stage 2 and 3: Lifetime ECL, which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest income is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest income is calculated on the carrying amount. Under Stage 3, when a financial asset subsequently becomes credit impaired (when a credit event has occurred), interest income is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired, and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate interest income on a gross basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

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

The Bank determines ECL using two methodologies to determine if there is objective evidence of impairment for financial instruments:

- Individually Assessed

The expected credit losses on individually assessed financial instruments are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all credit transactions that are individually significant or not. If it is determined that there is no objective evidence of impairment for an individual credit transaction, it is included in a group of credit transactions with similar characteristics and is collectively assessed to determine whether there is impairment.

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

ii)	Definition of Default

The Bank considers a financial asset to be in default when it presents any of the following characteristics:

-	The debtor is past due for more than 90 days in any of its obligations to the Bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was due for more than 30 days;

-	Deterioration in the financial condition of the customer, or the existence of other factors allowing to estimate the possibility that the balance of principal and interest on customers’ loans will not be fully recovered.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

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

Impairment on a financial asset is assessed based on numerous factors and its relative importance varies on a case-by-case basis. Factors considered in determining whether there has been a negative impact on the estimated future cash flows of a financial asset include: significant financial difficulties of the issuer; high probability of default; granting a concession to the issuer; disappearance of an active market due to financial difficulties; breach of contract, such as defaults or delays in principal or interest; and, observable data indicating that there is a measurable decrease in estimated future cash flows since initial recognition.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.4	Financial assets and liabilities (continued)

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

Recoveries of amounts previously written off are recognized when cash is received in the allowance for losses as mentioned in Note 3.4 (J).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.5	Derivative financial instruments for risk management purposes and hedge accounting

Derivatives held for risk management purposes include all derivative assets and liabilities that are not classified as trading assets or liabilities. Derivatives held for risk management purposes are measured at fair value in the consolidated statement of financial position. Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain/loss is immediately recognized in profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedging relationship.

Applicable standards for all hedging relationships

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objective and strategy in undertaking the hedge, together with the method that will be used to assess the effectiveness of the hedging relationship. The Bank makes an assessment, both at inception of the hedging relationship and on an ongoing basis, of whether the hedging instrument(s) is(are) expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged item(s) during the period for which the hedge is designated.

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

Derivatives for hedging purposes primarily include foreign exchange forward contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated statement of financial position as derivative financial instruments used for hedging - assets and liabilities, as applicable; and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively. The hedging instrument should be qualitatively assessed on a quarterly basis in order to determine its effectiveness at achieving offsetting changes in fair value or cash flows. Any ineffectiveness must be reported in current-year profit or loss.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.5	Derivative financial instruments for risk management purposes and hedge accounting (continued)

ii)	Hedge ratio

The hedge ratio is the ratio between the amount of hedged item and the amount of the hedging instrument. For most of the hedging relationships, the hedge ratio is 1:1 as the underlying of the hedging instrument perfectly matches the designated hedged risk. For a hedging relationship with a correlation between the hedged item and the hedging instrument that is not 1:1 relationship, the hedge ratio is generally set so as to adjust for the type of relation in order to improve effectiveness.

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

Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk, except when the hedging instrument hedges an equity instrument designated at FVOCI in which case it is recognized in OCI. The carrying amount of a hedged item not already measured at fair value is adjusted in profit or loss for the fair value change attributable to the hedged risk. For debt instruments measured at FVOCI, the carrying amount is not adjusted as it is already at fair value, but the part of the fair value on the hedged item associated with the hedged risk is recognized in profit or loss instead of OCI. When the hedged item is an equity instrument designated at FVOCI, the hedging gain/loss remains in OCI to match that of the hedging instrument.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.6	Cash and due from banks

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

3.7	Loans

Loans reported in the consolidated statement of financial position include:

-	Loans at amortized cost

-	Loans measured at fair value through profit or loss

Loans at amortized cost consider the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for expected credit losses. The loans recognized and designated as hedged items in qualifying fair value hedging relationships, are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship. Purchased loans are recorded at acquisition cost. The difference between the outstanding amount and the acquisition cost of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield and are expensed when incurred.

Loans measured at FVTPL arise as the result of the assessment of the financial instrument’s contractual terms and it is determined that the cash flows derived from the evaluated instrument do not meet with the SPPI criteria for its classification at amortized cost or at fair value through other comprehensive income.

3.8	Securities and other financial assets

Securities and other financial assets caption in the consolidated statement of financial position includes:

-	Debt investment securities measured at amortized cost; these are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;

-	Debt and equity investment securities measured at FVOCI; and

-	Debt investment securities measured at FVTPL

3.9	Deposits, borrowings and repurchase agreements

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.10	Loan commitments and financial guarantee contracts

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

3.11	Leases

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

The details of the lease policy are described as follows:

A.	Definition of a lease

The Bank determines at the beginning of the contract if an agreement is or contains a lease according to IFRS 16. The Bank assesses if a contract is or contains a lease based on the definition of a lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.11	Leases (continued)

B.	As a lessee

The Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are presented in the consolidated statement of financial position. Lease liabilities are measured at the present value of the lease payments, discounted at the Bank’s internal funding cost rate. The right-of-use assets are measured at their book value, by discounting total lease payments to present value using the Bank’s internal funding cost rate, for the weighted average term of the contract, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation.

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

C.	As a sublessor

Sub-leases of assets for rights of use are classified as operating leases. The subleased portion is classified as investment property, which is subsequently measured by applying the cost model. Leases receivable are recognized as income in the consolidated statement of profit or loss in the period in which they are earned.

The Bank applied IFRS 15 to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.

D.	Investment properties - Right of use

Rights-of-use assets that the Bank holds under sublease agreements for the purpose of obtaining lease income are classified as investment properties in the consolidated statement of financial position. These assets are measured at initial recognition using the same criteria used to recognize other rights-of-use assets. After initial recognition, the carrying amount of these assets is amortized on a straight-line basis over their life. The estimated useful life of these investment properties is closely related to the principal lease agreement.

3.12	Equipment and leasehold improvements

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.12	Equipment and leasehold improvements (continued)

Equipment and leasehold improvements include right of use of assets arising from the lease policy. Regarding the recognition and subsequent measurement for lease contracts are set out in Note 3.11.

Equipment and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in profit or loss in the year that the asset is derecognized.

3.13	Investment property

Properties that are held with the intention of generating a return from rental, capital appreciation or both, as well as right-of-use assets recognized under IFRS 16 that the Bank holds under sublease agreements and that are not occupied by the Bank, are classified as investment properties in the consolidated statement of financial position and are initially measured at cost, including all transaction-related costs and, where applicable, costs associated with financing.

After initial recognition, investment properties are measured at fair value, except for those investment properties – right of use recognized under IFRS 16 that the Bank holds under sublease agreements which are subsequently measured in accordance with IFRS 16.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.14	Intangible assets

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

3.15	Impairment of non-financial assets

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

3.16	Provisions

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

3.17	Share-based payments

Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stocks options and restricted stock units vested are exercised, the Bank’s policy is to sale treasury stock.

3.18	Equity

Reserves

Regulatory and capital reserves are established as appropriations from retained earnings and, as such, form part of retained earnings. Additions and reductions of regulatory and capital reserves require the approval of the Bank’s Board of Directors and the SBP, as applicable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.18	Equity (continued)

Other capital reserves, presented as other comprehensive income include:

-	Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the consolidated financial statements of foreign operations when the functional currency of the foreign operation is other than the US dollar, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

-	Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.

-	Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss.

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

3.20	Taxes

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.20	Taxes (continued)

The Bank performes an annual assessment of laws and regulations in its different jurisdictions together with its tax experts to determine uncertainty regarding income tax treatments, concluding that there is no uncertainty about tax treatments applied in each tax legislation.

3.21	Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial, which incorporates the Bank’s core business of financial intermediation and fee generating activities relating to the Bank’s commercial portfolio; and Treasury, which is responsible for the Bank’s funding and liquidity management, including its activities in investment securities, as well as management of the Bank’s interest rate, liquidity, price, and currency risks.

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

A.	Judgments

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

i.	Significant increase in credit risk

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.22	Judgments, estimates and significant accounting assumptions (continued)

Determining the fair value on financial instruments

i.	Models and assumptions used

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

Impairment losses on financial instruments at amortized cost

The Bank individually assesses all credit impaired loans at amortized cost at each reporting date to assess whether an impairment loss. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results that may vary, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are assessed in groups of assets with similar risk characteristics. This is to determine whether a provision should be made due to incurred loss events for which there is objective evidence, but which effects are not yet evident.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

3.22	Judgments, estimates and significant accounting assumptions (continued)

The collective assessment takes into account data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate price indices, country risk and the performance of various individual groups).

4.	New accounting standards

4.1	New accounting policies and amendments not yet adopted

In September 2019, the International Accounting Standards Board (IASB) finalized Phase 1 of the IBOR Reform and issued the document Interest Rate Benchmark Reform (“the Reform”), which contains amendments to IFRS 9 and IFRS 7. These amendments are effective for annual periods beginning on or after 1 January 2020.

In August 2020, the IASB published the second phase of the project amendments to the Reform; this document contains exemptions and clarifications for the applicable financial instruments.

Phase 2 of the Reference Interest Rate Reform Project

This document contains:

-	Clarifications on changes in the basis used for determining contractual cash flows

-	Practical exemptions applicable to the existing criteria for re-estimating financial assets and liabilities at variable interest rates to account for modifications resulting from the Reform.

-	Practical exemptions allowing changes in the initial documentation of hedging relationships

-	Waivers for hedge groups of hedged items and interest rate risk portfolios when the items in the designated group are subject to the contractual amendments resulting from the Reform

-	Adds additional requirements when there are changes in the basis used to determine the contractual cash flows of the financial asset or liability that has given rise to the designation of a hedge

-	Provides temporary waiver in the designation of risk components

-	New disclosure requirements are included in the financial statements

The amendments issued in the second phase of the project are mandatory for annual periods beginning on or after 1 January 2021, and early adoption is permitted.

As of 31 December 2020, the Bank has not made the adoption of the reforms contained in phases 1 and 2 of the project amendments.

Managing interest rate benchmark reform and any risks arising due to reform

Fundamental reform of significant interest rate benchmarks is being undertaken globally, including the replacement of interbank offered rates (IBORs) with alternative nearly risk-free rates. Due to the nature of its business, the Bank’s portfolio is mainly constituted of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD LIBOR only) on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition. The Bank anticipates that IBOR Reform will impact its risk management and hedge accounting.

The Bank’s LIBOR Transition Steering Committee (LTSC) monitors and manages the transition to alternative rates. The Committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts need to be amended as a result of IBOR Reform and how to manage communication about IBOR reform with counterparties. The Committee reports to the Board of Directors and collaborates with other business functions as needed. It provides periodic reports to management on interest rate risk and risks arising from IBOR Reform.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	New accounting standards (continued)

4.1	New accounting policies and amendments not yet adopted (continued)

Although USD LIBOR was planned to be discontinued by the end of 2021, consultations and possible regulatory changes are in progress. This may mean that certain USD LIBOR tenors may continue to be published until June 30, 2023.

At the end of 2020, the Bank commenced amending existing loans and advances to corporate customer, including loan commitments. These amendments incorporate a fallback provision stating that the existing USD LIBOR benchmark rate will be replaced by SOFR (Secured Overnight Financing Rate) when USD LIBOR ceases to exist. The Bank plans to finish the process of amending contractual terms by the end of 2021.

The main risks to which the Bank is exposed as a result of IBOR reform are operational. Such operational risks include the renegotiation of loan contracts through bilateral negotiation with customers, updating of contractual terms, updating of systems that use USD LIBOR curves and revision of operational controls related to the Reform. Financial risk is predominantly limited to interest rate risk.

Non-derivative financial instruments and loan commitments

Quantitative Information

Disaggregated information by financial instruments that have yet to transition to an alternative benchmark rate as at the end of the reporting period December 31, 2020 is the following. The information presented is the remaining exposure as at each reporting period.

	USD LIBOR as of December 31, 2021	USD LIBOR as of December 31, 2022	USD LIBOR as of June 30, 2023
	(Notional in US$ thousands)	(Notional in US$ thousands)	(Notional in US$ thousands)
Non-derivative financial assets
Loans	1,034, 252	473,643	416,833

Non-derivative financial liabilities
Borrowings	222,500	62,500	12,500

Loan commitments	63,333	60,000	10,000

The Bank has USD LIBOR exposures on floating-rate loans and advances to customers and loan commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	New accounting standards (continued)

4.1	New accounting policies and amendments not yet adopted (continued)

Derivatives held for risk management and hedge accounting

The Bank's derivative instruments are governed by ISDA's 2006 definitions. ISDA has reviewed its definitions in light of IBOR Reform and issued an IBOR fallbacks supplement on October 23, 2020. This sets out how the amendments to new alternative benchmark rates (e.g., SOFR) in the 2006 ISDA definitions will be accomplished. The effect of the supplement is to create fallback provisions in derivatives that describe what floating rates will apply on the permanent discontinuation of certain key IBORs or in ISDA declaring a non-representative determination of an IBOR.

The Bank plans to adhere to the protocol to implement the fallbacks to derivative contracts that were entered into before the effective date of the supplement. If derivative counterparties also adhere to the protocol, then new fallbacks will be automatically implemented in existing derivative contracts on the later of when the supplement becomes effective or both counterparties adhere to the protocol. From that date, all new derivatives that reference the ISDA definitions will also include the fallbacks. Consequently, the Bank is monitoring whether its counterparties will also adhere to the protocol and, if there are counterparties that will not, then the Bank plans to negotiate with them bilaterally about inclusion of new fallback clauses.

As of December 31, 2020, the Bank has not amended its derivatives instruments with its counterparties.

Hedge Accounting

The Bank has evaluated the extent to which its fair value and cash flow hedging relationships are subject to uncertainty driven by IBOR Reform as at the reporting date. The Bank's hedged items and hedging instruments continue to be indexed to USD LIBOR benchmark rates. These USD LIBOR benchmark rates are quoted each day and IBOR cash flows are exchanged with its counterparties as usual.

The Bank has very limited cash flow hedging relationships with USD LIBOR risks extending beyond the anticipated revised cessation date for USD LIBOR. Exposure to USD LIBOR designated in a cash flow hedging relationship at 31 December 2020 is a nominal amount of $20 million attributable to the interest rate swap hedging USD LIBOR cash flows on the Bank's USD liabilities maturing in 2023.

The Bank expects that SOFR will replace USD LIBOR, but there is uncertainty over the timing and amount of the replacement rate cash flows. Such uncertainty may impact the hedging relationship – e.g., its effectiveness assessment and highly probable assessment. For these assessments, the Bank assumes that the hedged benchmark interest rate, the cash flows of the hedged item and/or the hedging instrument will not be altered as a result of IBOR Reform.

If a hedging relationship impacted by uncertainty about IBOR Reform has not been highly effective throughout the financial reporting period, then the Bank will evaluate whether the hedge is expected to be highly effective prospectively and whether the effectiveness of the hedging relationship can be reliably measured. The hedging relationship will not be discontinued as long as it meets all criteria for hedge accounting, with the exception of the requirement that the hedge was actually highly effective.

Hedging relationships impacted by uncertainty about IBOR Reform may experience ineffectiveness attributable to market participants' expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and the hedging instrument, which may lead to hedge ineffectiveness. The Bank has measured its hedging instruments indexed to IBORs using available quoted market rates for IBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in IBOR on a similar basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	New accounting standards (continued)

4.1	New accounting policies and amendments not yet adopted (continued)

Hedge Accounting (continued)

When the uncertainty arising from IBOR reform no longer exists, the Bank will cease to apply the assumptions that the hedged benchmark interest rate, the cash flows of the hedged item and/or hedging instrument will not be altered as a result of IBOR Reform. At that time, the Bank will also remeasure the cumulative changes in the hedged cash flows and the hedging instrument based on new alternative benchmark rates – i.e., SOFR. For the purpose of remeasuring the cumulative changes in the hedged cash flows, the Bank will amend the terms of the hypothetical derivative to reflect the changes required by IBOR Reform in the hedged item.

Quantitative Information

Disaggregated information by derivative financial instruments that have yet to transition to an alternative benchmark rate as at the end of the reporting period December 31, 2020 is the following. The information presented is the remaining notional amount as at each reporting period.

	USD LIBOR as at December 31, 2021	USD LIBOR as at December 31, 2021	USD LIBOR as at June 30, 2023
	(Notional US$,000)	(Notional US$,000)	(Notional US$,000 )
Derivatives held for risk management
Derivative financial instruments - assets	3,006	1,937	-
Derivative financial instruments - liabilities	400,414	88,768	68,768

Leasing Reform IFRS 16

In May 2020, the IASB published the document “Rental Lease concessions related to COVID-19", which contains amendments to IFRS 16 Leases effective as of June 1, 2020, in order to provide relief to the lessee with respect to the rental concessions granted as a result of the events of COVID-19, where in the existing event the lessee must re-measure the responsibility of the lease using a revised discount rate.

At the reporting date, the Bank has not modified nor received concessions in the lease agreements entered into with third parties.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Explanation of the terms ‘Stage 1’, ‘Stage 2’ and ‘Stage 3’ is included in Note 3.4 (J).

The Bank’s Management has not made any adjustment to the methodology and key inputs used to determine the PD and LGD parameters produced by the model, after assessing the impact in the economic sectors caused by the pandemic COVID-19 (as set out in Note 6).

Loans at amortized cost

	December 31, 2020
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,582,794	-	-	2,582,794
Grades 5 - 6	0.75 - 3.95	1,928,142	167,996	-	2,096,138
Grades 7 - 8	3.96 - 30.67	102,532	119,340	10,593	232,465
Grades 9 - 10	30.68 - 100	-	-	-	-
		4,613,468	287,336	10,593	4,911,397
Loss allowance		(16,661)	(19,916)	(4,588)	(41,165)
Total		4,596,807	267,420	6,005	4,870,232

	December 31, 2019
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,928,401	-	-	2,928,401
Grades 5 - 6	0.75 - 3.95	2,330,150	85,173	-	2,415,323
Grades 7 - 8	3.96 - 30.67	343,606	143,822	-	487,428
Grades 9 - 10	30.68 - 100	-	-	61,845	61,845
		5,602,157	228,995	61,845	5,892,997
Loss allowance		(28,892)	(15,842)	(54,573)	(99,307)
Total		5,573,265	213,153	7,272	5,793,690

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2020
	12-month PD
	Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	245,927	-	-	245,927
Grades 5 - 6	0.75 - 3.95	198,638	38,446	-	237,084
Grades 7 - 8	3.96 - 30.67	81,887	-	-	81,887
		526,452	38,446	-	564,898

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	1,498	-	-	1,498
Grades 5 - 6	0.75 - 3.95	723	-	-	723
Grades 7 - 8	3.96 - 30.67	72,145	-	-	72,145
		74,366	-	-	74,366
		600,818	38,446	-	639,264
Loss allowance		(2,426)	(478)	-	(2,904)
Total		598,392	37,968	-	636,360

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	153,874	-	-	153,874
Grades 5 - 6	0.75 - 3.95	150,631	27,446	-	178,077
Grades 7 - 8	4.13 - 30.43	161,421	-	-	161,421
		465,926	27,446	-	493,372

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	13,367	-	-	13,367
Grades 5 - 6	0.75 - 3.95	5,491	-	-	5,491
Grades 7 - 8	4.13 - 30.43	96,824	-	-	96,824
		115,682	-	-	115,682
		581,608	27,446	-	609,054
Loss allowance		(2,683)	(361)	-	(3,044)
Total		578,925	27,085	-	606,010

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	108,505	-	-	108,505
Grades 5 - 6	0.75 - 3.95	50,562	5,007	-	55,569
		159,067	5,007	-	164,074
Loss allowance		(462)	(33)	-	(495)
Total		158,605	4,974	-	163,579

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	73,047	-	-	73,047
Grades 5 - 6	0.75 - 3.95	-	1,500	-	1,500
		73,047	1,500	-	74,547
Loss allowance		(103)	(10)	-	(113)
Total		72,944	1,490	-	74,434

Securities at fair value through other comprehensive income (FVOCI)

	December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	231,348	-	-	231,348
		231,348	-	-	231,348
Loss allowance		(43)	-	-	(43)
Total		231,305	-	-	231,305

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	5,094	-	-	5,094
		5,094	-	-	5,094
Loss allowance		-	-	-	-
Total		5,094	-	-	5,094

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Current	4,613,468	287,336	10,593	4,911,397

	December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Current	5,602,157	228,995	47,169	5,878,321
Past due
90-120 days	-	-	3,724	3,724
151-180 days	-	-	-	-
More than 180 days	-	-	10,952	10,952
Total past due	-	-	14,676	14,676
Total	5,602,157	228,995	61,845	5,892,997

As of December 31, 2020, and 2019, other financial assets were not past due nor impaired.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2020
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair valueᨊ liabilities
Interest rate swaps	145,667	1,831	(1,774)
Cross-currency swaps	565,997	25,947	(3,848)
Foreign exchange forwards	71,353	-	(3,589)
Total	783,017	27,778	(9,211)

	December 31,2019
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	521,333	407	(1,903)
Cross-currency swaps	369,869	10,125	(10,197)
Foreign exchange forwards	74,471	625	(2,575)
Total	965,673	11,157	(14,675)

ii.	Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

Derivatives and repurchase agreements

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standard agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of pledged cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

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

Such arrangements provide for single net settlement of all financial instruments covered only by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting are met.

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

The main types of collateral obtained are as follows:

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

The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2020, and 2019, the coverage ratio to the carrying amount of the loan portfolio was 12%..

iii.	Implementation of forward-looking information

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition through customer and country rating models which include projections of the inputs under analysis.

Supplementary, for the expected credit loss measurement, the results of the “alert model” can be considered, which are analyzed through a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomics factors. These estimates and assumptions are supported by a central scenario. Other scenarios represent upside and downside results. The implementation and interpretation of the outcomes of the alert are based on the expert judgment of management, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

The external information could include economic data and projections published by governmental committees, monetary agencies (For example, Federal Reserve Bank and from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Main macroeconomies variables of the country rating model with forward-looking scenarios are:

Variables	Description
GDP Growth (Var. %)	% Variation in the growth of the Gross Domestic Product (GDP)

ComEx Growth (Var. %)	% Variation in foreign trade growth (Exp. + Imp.)

The model uses, as main inputs, the following macroeconomic variables: the percentage variation of the gross domestic product of Latin America and the percentage of the foreign trade index growth. The main movements and changes in the variables are analyzed, in general and in particular for each country in the region. This historical and projected information over a period of five years allows Management a complementary means to estimate the macroeconomic effects in the Bank's portfolio.

The table below lists the macroeconomic assumptions by country used in the central, upside and downside scenarios over the five-year forecasted average available for each reporting period.

		Variable

		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
Country	Scenario	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	Central	0.7%	2.0%	4.0%	4.1%
Brazil	Upside	1.7%	3.0%	7.5%	7.6%
	Downside	-0.7%	0.6%	0.0%	0.1%
	Central	1.4%	3.4%	4.6%	6.6%
Colombia	Upside	2.5%	4.5%	7.6%	9.6%
	Downside	0.1%	2.1%	1.1%	3.1%
	Central	0.2%	1.5%	3.5%	2.2%
Mexico	Upside	1.2%	2.5%	7.5%	6.2%
	Downside	-1.0%	0.3%	-1.0%	-2.3%
	Central	1.5%	2.2%	6.4%	3.1%
Chile	Upside	2.6%	3.3%	9.9%	6.6%
	Downside	0.3%	1.0%	2.4%	-0.9%
	Central	2.5%	4.6%	4.2%	3.0%
Panama	Upside	3.5%	6.1%	7.2%	6.0%
	Downside	1.3%	3.2%	0.7%	-0.5%
	Central	2.5%	3.5%	4.2%	4.1%
Guatemala	Upside	3.5%	4.5%	7.2%	7.1%
	Downside	1.3%	2.3%	0.7%	0.6%
	Central	1.4%	3.3%	5.1%	4.2%
Peru	Upside	2.4%	4.3%	8.6%	7.7%
	Downside	0.2%	2.1%	1.1%	0.2%
	Central	-0.2%	1.3%	2.7%	4.6%
Ecuador	Upside	0.8%	2.3%	5.7%	7.6%
	Downside	-1.7%	-0.2%	-0.8%	1.1%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

iv.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument. The basis for determining transfers due to changes in credit risk is set out in our accounting policy; see Note 3.4(J)

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(886)	886	-	-
Transfer to credit-impaired financial instruments	-	(2,100)	2,100	-
Net effect of changes in allowance for expected credit losses	134	13,443	(118)	13,459
Financial instruments that have been derecognized during the year	(24,307)	(3,729)	-	(28,036)
New financial assets originated or purchased	12,828	-	-	12,828
Write-offs	-	(4,426)	(52,106)	(56,532)
Recoveries	-	-	139	139
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785
Transfer to lifetime expected credit losses	(2,488)	2,488	-	-
Net effect of changes in allowance for expected credit losses	(2,154)	5,881	7,987	11,714
Financial instruments that have been derecognized during the year	(27,118)	(8,916)	(500)	(36,534)
New financial assets originated or purchased	25,695	-	-	25,695
Write-offs	-	-	(2,405)	(2,405)
Recoveries	-	-	52	52
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate expected credit losses of customers’ liabilities under acceptances and items such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044
Transfer to lifetime expected credit losses	(96)	96	-	-
Net effect of changes in reserve for expected credit losses	37	42	-	79
Financial instruments that have been derecognized during the year	(1,864)	(21)	-	(1,885)
New instruments originated or purchased	1,666	-	-	1,666
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289
Net effect of changes in reserve for expected credit losses	(17)	170	-	153
Financial instruments that have been derecognized during the year	(2,497)	(9)	-	(2,506)
New instruments originated or purchased	2,108	-	-	2,108
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	-	113
Transfer to lifetime expected credit losses	(10)	10	-	-
Net effect of changes in allowance for expected credit losses	15	23	-	38
Financial instruments that have been derecognized during the year	(76)	(10)	-	(86)
New financial assets originated or purchased	430	-	-	430
Allowance for expected credit losses as of December 31, 2020	462	33	-	495

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	113	27	-	140
Net effect of changes in allowance for expected credit losses	(1)	(17)	-	(18)
Financial instruments that have been derecognized during the year	(46)	-	-	(46)
New financial assets originated or purchased	37	-	-	37
Allowance for expected credit losses as of December 31, 2019	103	10	-	113

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	-	-	-	-
Financial instruments that have been derecognized during the year	43	-	-	43
Allowance for expected credit losses as of December 31, 2020	43	-	-	43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	33	140	-	173
Financial instruments that have been derecognized during the year	(33)	(140)	-	(173)
Allowance for expected credit losses as of December 31, 2019	-	-	-	-

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The (reversal) provision for credit losses’ line item in the consolidated statement of profit or loss and other comprehensive income.

			Securities
December 31, 2020	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	13,459	79	38	-	13,576
Financial instruments that have been derecognized during the year	(28,036)	(1,885)	(86)	-	(30,007)
New financial assets originated or purchased	12,828	1,666	430	43	14,967
Total	(1,749)	(140)	382	43	(1,464)

			Securities
December 31, 2019	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	11,714	153	(18)	-	11,849
Financial instruments that have been derecognized during the year	(36,534)	(2,506)	(46)	(173)	(39,259)
New financial assets originated or purchased	25,695	2,108	37	-	27,840
Total	875	(245)	(27)	(173)	430

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

			Securities
December 31, 2018	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	56,311	182	(48)	(63)	56,382
Financial instruments that have been derecognized during the year	(27,490)	(6,666)	(64)	-	(34,220)
New financial assets originated or purchased	32,355	2,928	56	14	35,353
Total	61,176	(3,556)	(56)	(49)	57,515

v.	Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the net carrying amount of allowance for credit losses for credit-impaired loans

	December 31,	December 31,
	2020	2019
Credit-impaired loans and advances at beginning of year	54,573	49,439
Classified as credit-impaired during the year	2,100	-
Change in allowance for expected credit losses	(744)	7,164
Recoveries of amounts previously written off	139	52
Interest income	626	323
Write-offs	(52,106)	(2,405)

Credit-impaired loans and advances at end of year	4,588	54,573

During the year ended December 31, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made for $11.6 million. This sale resulted in a write off against the allowance for credit losses of $ 52.1 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

vi.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Carrying amount - principal	4,911,397	5,892,997	74,366	115,682	164,074	74,547	231,348	5,094
Amount committed/guaranteed	-	-	564,898	493,372	-	-	-	-

Concentration by sector
Corporations:
Private	1,425,929	1,782,808	276,249	213,161	56,979	2,998	60,403	-
State-owned	741,791	780,491	92,299	69,822	29,985	23,792	23,858	-
Financial institutions:
Private	2,231,742	2,692,787	65,434	75,130	33,715	19,276	-	-
State-owned	476,520	589,690	205,282	250,941	28,276	-	141,974	-
Sovereign	35,415	47,221	-	-	15,119	28,481	5,113	5,094
Total	4,911,397	5,892,997	639,264	609,054	164,074	74,547	231,348	5,094

Concentration by industry
Financial institutions	2,708,262	3,282,477	270,716	326,071	61,991	19,276	141,974	-
Manufacturing	760,985	925,375	173,493	143,560	66,053	21,658	45,654	-
Oil and petroleum derived products	586,030	561,068	98,189	71,571	20,911	5,132	38,607	-
Agricultural	336,715	327,288	-	-	-	-	-	-
Services	264,597	370,753	63,086	20,497	-	-	-	-
Mining	94,955	162,364	-	-	-	-	-	-
Sovereign	35,415	47,221	-	-	15,119	28,481	5,113	5,094
Other	124,438	216,451	33,780	47,355	-	-	-	-
Total	4,911,397	5,892,997	639,264	609,054	164,074	74,547	231,348	5,094

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Carrying amount - principal	4,911,397	5,892,997	74,366	115,682	164,074	74,547	231,348	5,094
Amount committed/guaranteed	-	-	564,898	493,372	-	-	-	-

Rating
1-4	2,582,794	2,928,401	247,425	167,241	108,505	73,047	231,348	5,094
5-6	2,096,138	2,415,323	237,807	183,568	55,569	1,500	-	-
7-8	232,465	487,428	154,032	258,245	-	-	-	-
10	-	61,845	-	-	-	-	-	-
Total	4,911,397	5,892,997	639,264	609,054	164,074	74,547	231,348	5,094

Concentration by country
Argentina	130,944	226,481	-	-	-	-	-	-
Belgium	9,807	13,742	-	-	-	-	-	-
Bolivia	12,000	7,000	2,800	400	-	-	-	-
Brazil	971,652	1,015,316	50,000	50,000	41,128	1,500	-	-
Canada	-	-	-	657	-	-	-	-
Chile	533,945	683,132	7,911	8	11,992	-	28,972	5,094
Colombia	714,258	906,092	50,333	50,610	29,998	15,338	-	-
Costa Rica	146,200	220,380	56,876	59,161	-	-	-	-
Dominican Republic	202,433	289,853	16,500	16,500	-	-	-	-
Ecuador	45,511	174,267	165,275	252,391	-	-	-	-
El Salvador	40,000	54,233	1,087	5,555	-	-	-	-
France	150,810	152,530	84,862	47,906	-	-	-	-
Germany	-	34,613	-	-	-	-	-	-
Guatemala	281,485	278,557	43,845	44,200	-	-	-	-
Honduras	10,199	128,937	345	300	-	-	-	-
Hong Kong	1,800	10,400	-	-	-	-	-	-
Jamaica	23,274	38,312	-	-	-	-	-	-
Luxembourg	50,000	59,813	-	-	-	-	-	-
Mexico	607,099	754,465	4,995	27,377	43,910	21,505	-	-
Panama	241,097	268,356	61,435	25,304	10,399	36,204	-	-
Paraguay	100,816	127,970	11,800	10,652	-	-	-	-
Peru	272,752	150,301	47,245	8,033	26,647	-	-	-
Singapore	75,095	90,955	-	-	-	-	-	-
Switzerland	-	-	-	10,000	-	-	-	-
Trinidad and Tobago	165,995	181,676	-	-	-	-	-	-
United States of America	113,816	25,000	-	-	-	-	89,794	-
United Kingdom	10,409	-	-	-	-	-	-	-
Uruguay	-	619	33,955	-	-	-	-	-
Multinational	-	-	-	-	-	-	112,582	-
Total	4,911,397	5,892,997	639,264	609,054	164,074	74,547	231,348	5,094

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

vi.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

December 31, 2020
		Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	27,778	-	27,778	-	(24,720)	3,058
Total	27,778	-	27,778	-	(24,720)	3,058

December 31, 2019
		Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	11,157	-	11,157	-	(9,350)	1,807
Total	11,157	-	11,157	-	(9,350)	1,807

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase agreements and derivative financial instruments – liabilities

December 31, 2020
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(10,663)	-	(10,663)	11,998	18	1,353

Derivative financial instruments used for hedging	(9,211)	-	(9,211)	-	7,786	(1,425)
Total	(19,874)	-	(19,874)	11,998	7,804	(72)

December 31, 2019
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(40,530)	-	(40,530)	41,937	320	1,727

Derivative financial instruments used for hedging	(14,675)	-	(14,675)	-	14,632	(43)
Total	(55,205)	-	(55,205)	41,937	14,952	1,684

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and short-term funding. For this purpose, ‘net liquid assets’ includes cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities rated A- or above.

The following table details the Bank’s liquidity ratios, described in the previous paragraph, for the year ended December 31, 2020 and 2019, respectively:

	December 31, 2020	December 31, 2019
At the end of the year	249.42%	52.48%
Year average	115.98%	37.82%
Maximum of the year	249.42%	53.38%
Minimun of the year	53.26%	23.23%

The following table includes the Bank’s liquid assets by geographical location:

	December 31, 2020			December 31, 2019
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks
United State of America	740	90	830	1,132
Other O.E.C.D countries	100	-	100	4
Latin America	6	-	6	4
Other countries	-	-	-	20
M ultinational	-	112	112	-
Total	846	202	1,048	1,160

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31, 2020	December 31, 2019
(in millions of USD dollars)
Demand liabilities and "overnight"	171	86
% Demand liabilities and "overnight" to total deposits	5.44%	2.97%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	December 31, 2020	December 31, 2019
Total liquid assets	1,048	1,160
% Total assets to total liabilities	33.40%	40.15%
% Total liquid assets in the U.S. Federal Reserve	65.68%	97.37%

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	December 31, 2020	December 31, 2019
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,114	3,485
Average term (days)	195	189

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	December 31, 2020	December 31, 2019
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	2,193	2,497
Average term (days)	1,382	1,185

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	December 31, 2020
	Up to 3		6 months to 1		More than 5	Gross inflows	Carrying
Description	months	3 to 6 months	year	1 to 5 years	Years	(outflows)	amount
Assets
Cash and due from banks	863,831	-	-	-	-	863,831	863,812
Securities and other financial assets, net	11,541	20,961	60,311	312,027	-	404,840	398,068
Loans, net	1,712,049	998,923	1,255,069	293,489	1,156,625	5,416,155	4,896,647
Derivative financial instruments - assets	-	119	129	26,691	839	27,778	27,778
Total	2,587,421	1,020,003	1,315,509	632,207	1,157,464	6,712,604	6,186,305

Liabilities
Deposits	(2,678,292)	(166,832)	(293,306)	(6,638)	-	(3,145,068)	(3,140,875)
Securities sold under repurchase agreements	-	(5,784)	(4,977)	-	-	(10,761)	(10,663)
Borrowings and debt, net	(166,034)	(60,816)	(456,932)	(1,425,806)	(24,922)	(2,134,510)	(1,994,245)
Derivative financial instruments - liabilities	(3,020)	(1,081)	(71)	(5,039)	-	(9,211)	(9,211)
Total	(2,847,346)	(234,513)	(755,286)	(1,437,483)	(24,922)	(5,299,550)	(5,154,994)

Contingencies
Confirmed lettes of credit	167,301	29,466	20,015	-	-	216,782	216,782
Stand-by letters of credit and guarantees	35,041	106,943	55,963	12,550	-	210,497	210,497
Credit commitments	-	-	4,286	133,333	-	137,619	137,619
Total	202,342	136,409	80,264	145,883	-	564,898	564,898
Net position	(462,267)	649,081	479,959	(951,159)	1,132,542	848,156	466,413

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

	December 31, 2019
	Up to 3		6 months to 1		More than 5	Gross inflows	Carrying
Description	months	3 to 6 months	year	1 to 5 years	years	(outflows)	amount
Assets
Cash and due from banks	1,178,288	-	-	-	-	1,178,288	1,178,170
Securities and other financial assets, net	16,684	6,457	7,293	54,544	6,492	91,470	88,794
Loans, net	1,960,381	967,594	1,207,469	1,822,519	150,742	6,108,705	5,823,333
Derivative financial instruments - assets	-	625	-	10,532	-	11,157	11,157
Total	3,155,353	974,676	1,214,762	1,887,595	157,234	7,389,620	7,101,454

Liabilities
Deposits	(2,574,180)	(198,786)	(122,680)	-	-	(2,895,646)	(2,893,555)
Securities sold under repurchase agreements	(40,691)	-	-	-	-	(40,691)	(40,530)
Borrowings and debt, net	(1,407,612)	(451,736)	(230,776)	(1,147,699)	(13,422)	(3,251,245)	(3,148,864)
Derivative financial instruments - liabilities	(2,425)	(775)	(1,711)	(12,014)	-	(16,925)	(14,675)
Total	(4,024,908)	(651,297)	(355,167)	(1,159,713)	(13,422)	(6,204,507)	(6,097,624)

Contingencies
Confirmed lettes of credit	84,235	77,493	7,592	-	-	169,320	169,320
Stand-by letters of credit and guarantees	35,906	95,440	114,078	10,057	-	255,481	255,481
Credit commitments	-	-	-	68,571	-	68,571	68,571
Total	120,141	172,933	121,670	78,628	-	493,372	493,372
Net position	(989,696)	150,446	737,925	649,254	143,812	691,741	510,458

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2020		December 31, 2019
	Amount	Fair Value	Amount	Fair Value
Balances with Central Banks	688,612	688,612	1,129,016	1,129,016
Cash and balances with other bank (1)	157,396	157,396	30,702	30,702
Total Liquidity reserves	846,008	846,008	1,159,718	1,159,718

(1)	Excludes pledged deposits.

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding  :

	December 31, 2020
	Guaranteed	Available as collateral
Cash and due from banks	17,804	846,008
Notional of investment securities	11,450	371,900
Loans at amortized cost	-	4,911,397
Total assets	29,254	6,129,305

	December 31, 2019
	Guaranteed	Available as collateral
Cash and due from banks	18,452	1,159,718
Notional of investment securities	40,531	38,045
Loans at amortized cost	-	5,823,333
Total assets	58,983	7,021,096

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank. For the definition of market risk and information on how the Bank manages the market risks of trading and non-trading portfolios, see note 6.

i.	Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	859,481	-	-	-	-	4,331	863,812
Securities and other financial assets	9,554	9,139	55,960	320,769	-	-	395,422
Loans	3,468,477	895,794	434,813	117,262	-	-	4,916,346
Total assets	4,337,512	904,933	490,773	438,031	-	4,331	6,175,580

Liabilities
Demand deposits and time deposits	(2,675,867)	(166,317)	(290,000)	(6,500)	-	(216)	(3,138,900)
Securities sold under repurchase agreements	-	(5,728)	(4,935)	-	-	-	(10,663)
Borrowings and debt	(1,103,703)	(45,859)	(16,511)	(794,522)	(24,475)	-	(1,985,070)
Total liabilities	(3,779,570)	(217,904)	(311,446)	(801,022)	(24,475)	(216)	(5,134,633)
Net effect of derivative financial instruments held
for interest risk management	(3)	(373)	58	15,982	839	-	16,503
Total interest rate sensitivity	557,939	686,656	179,385	(347,009)	(23,636)	4,115	1,057,450

	December 31, 2019
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	1,170,092	-	-	-	-	-	1,170,092
Securities and other financial assets	14,935	6,351	5,055	53,300	-	-	79,641
Loans	4,031,432	1,096,355	548,028	208,443	8,739	-	5,892,997
Total assets	5,216,459	1,102,706	553,083	261,743	8,739	-	7,142,730

Liabilities
Demand deposits and time deposits	(2,570,324)	(197,300)	(120,419)	-	-	(293)	(2,888,336)
Securities sold under repurchase agreements	(40,530)	-	-	-	-	-	(40,530)
Borrowings and debt	(2,534,382)	(401,432)	(25,261)	(157,321)	-	(19,914)	(3,138,310)
Total liabilities	(5,145,236)	(598,732)	(145,680)	(157,321)	-	(20,207)	(6,067,176)
Net effect of derivative financial instruments held
for interest risk management	(2,425)	(150)	(1,711)	(1,482)	-	-	(5,768)
Total interest rate sensitivity	68,798	503,824	405,692	102,940	8,739	(20,207)	1,069,786

Management of interest rate risk is complemented by monitoring the sensitivity of the Bank’s financial assets and liabilities to various standard interest rate scenarios. Standard scenarios that are considered on a monthly basis include a 50bps, 100bps and 200bps, parallel fall or rise in all yield curves which are assessed accordingly to market conditions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk (continued)

ii.	Interest rate risk (continued)

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
December 31, 2020	+50 bps	1,182	16,618
	-50 bps	(5,161)	107

December 31, 2019	+50 bps	3,064	7,461
	-50 bps	(3,064)	(7,461)

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;

-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and

-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last period interest rate volatility.

iii.	Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	December 31, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.19	1.22	103.23	3,430.19	19.92
Assets
Cash and due from banks	81	13	1	20	1,615	80	1,810
Loans	-	-	-	-	182,395	-	182,395
Total Assets	81	13	1	20	184,010	80	184,205

Liabilities
Borrowings and debt	-	-	-	-	(183,863)	-	(183,863)
Total liabilities	-	-	-	-	(183,863)	-	(183,863)

Net currency position	81	13	1	20	147	80	342

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk (continued)

iii.	Foreign exchange risk (continued)

	December 31, 2019
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.02	1.12	108.67	3,287.50	18.88
Assets
Cash and due from banks	274	17	4	34	4,243	58	4,630
Loans	-	-	-	-	473,729	-	473,729
Total Assets	274	17	4	34	477,972	58	478,359

Liabilities
Borrowings and debt	-	-	-	-	(478,038)	-	(478,038)
Total liabilities	-	-	-	-	(478,038)	-	(478,038)

Net currency position	274	17	4	34	(66)	58	321

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

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

Lead by the Head of Integrated Risk Management, an ongoing process of identification, measurement, monitoring, control, mitigation and reporting to all operating areas within the Bank is carried out continuously, considering the different types of risk to which the Bank is exposed according to the size and complexity of its operations, products and services.

The Bank has in place policies, standards and procedures, structures, and manuals associated to the integral risk management, designed to identify potential events that may affect it, all of which are consistent with the risk profile of the business, considering the complexity and the volume of its operations.

The Board of Directors is responsible for establishing the Bank’s acceptable risk profile, for which it has the knowledge and understanding of the risks to which the Bank is exposed to. The Board of Directors designate the members of the Risk Policy and Assessment Committee (CPER, for its acronym in Spanish), which is responsible for overseeing the overall risk process within the Bank.

CPER oversees the assessment and recommendation for approval to the Board of Directors of all the policies relating to a reasonable Integrated Risk Management. Furthermore, the Committee also reviews and assesses the exposure, within the risk levels stated in its policies, by which the Bank is willing to assume the various risks it faces through the business management.

The Head of Integrated Risk Management directly reports to the CEO and the CPER, and has as a main duty to ensure the comprehensive risk management of the Bank’s operating model and IT platform, as well as the financial and credit related risks, being responsible for implementing and maintaining risk-related procedures in place to ensure that an independent control process is kept, monitoring the compliance of the risk principles, policies and limits at all levels throughout the Bank. The Head of Integrated Risk Management works closely with CPER to ensure that procedures are consistent with the Integrated Risk Management Governance Framework.

Risk Management Committees:

-	Operational and Information Security Risk Committee

-	Country Risk Committee

-	Credit Committee (Management Credit Committee / Board of Directors Delegate Credit Committee / CPER)

-	Management and Monitoring Committee

-	Asset and Liability Committee (ALCO)

A.	Credit risk

As part of the embedded risk, the Bank will incur in losses in and/or its assets will be impaired as a result of the failure of its borrowers to comply in a timely manner or to meet the terms of credit agreements.

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

Individually assessed reserves

The Bank individually assesses the appropriate reserves for certain significant financial assets, by considering interest payment delays, credit rating downgrading or any breach of the original contractual terms. Factors considered when determining a reserve include the sustainability of the counterparty’s business plan, its ability to improve performance when facing a difficult financial situation, projected payments and expected results in the event of bankruptcy, the availability of other financial support, the realizable value of collateral, and the timing of expected cash flows. Impairment loss is assessed at each reporting date, unless unforeseen circumstances require special attention.

Collectively assessed reserves

Reserves are separately assessed at each reporting date for each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, to determine whether it is appropriate to provide for, due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in individual loan assessments. The collective assessment considers either portfolio information (e.g. historical losses in the portfolio, delinquency levels, credit utilization, loan-to-collateral ratios and expected collections and recoveries after impairment) and economic data (such as current economic conditions, unemployment, local or industry-specific situations).

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

The time elapsed since a loss is incurred and a specific individual reserve requirement is identified should be taken into consideration for the assessment. The impairment reserve is reviewed by credit management to ensure alignment with the Bank’s general policy.

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

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recognized in the consolidated statement of financial position at fair value. With derivatives that are settled gross, the Bank is also exposed to settlement risk, which is the risk that the Bank will honor its obligation, but the counterparty will be unable to deliver the value of the consideration.

Credit Commitments.

The Bank makes available to its customers guarantees that may require the Bank to make payments on behalf of these customers and to take on commitments to issue lines of credit to ensure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers for a specific event, usually related to the import or export of goods. Such commitments expose the Bank to risks similar to those for loans which are mitigated by the same controls established in processes and policies.

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

The Bank has a Liquidity Contingency Plan in place, which was designed to monitor a series of indicators that could trigger a liquidity event, with potential impact on the Bank’s operations and establishes an action plan so that the Bank’s liquidity is always assured.

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

The Bank manages interest rate risk by closely monitoring the appreciation and decline in value of the assets and liabilities through hedging to reduce potential negative impacts on earnings and capital.

Management conducts periodic sensitivity analyses simulating market changes in interest rates to determine potential impacts on net interest income (both upward and downward). In addition, the Bank monitors the DV01 limit, for which a parallel 1-base point shock is applied to the interest rate curve and assesses if there is any impact on capital.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

C.	Market risk (continued)

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

To manage this risk, the Bank has a general fraud risk management program in place, which includes: establishing fraud risk governance policies, evaluating fraud risk, designing and developing control activities to prevent and detect fraud, and investigating fraud, including monitoring and evaluating the fraud risk management program.

F.	Cybersecurity

Cybersecurity or information technology security refers to the procedures designed, and measures implemented to protect technological appliances, networks, programs and data against cyber-attacks, in other words, unauthorized access or attacks aimed at operating, or misusing, the Bank’s technology platform to access the financial system. The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the IT security and technology risk management framework. These policies and procedures apply throughout the Bank and cover all relationships between the workforce, vendors and suppliers, as well as any other individual who, on a permanent or temporary basis with the Bank, has some form of access to data, resource management and IT systems.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

F.	Cybersecurity (continued)

The Bank's Information Security Officer is responsible for ensuring compliance with policies and procedures by anyone with access to the Bank’s systems.

The Bank's cybersecurity program has been developed with a holistic approach, allowing us to encompass both technical and strategic measures in a single framework.

Impacts and actions implemented in the context of COVID-19

The COVID-19 pandemic and the measures implemented globally to prevent its spread could negatively impact the Bank’s business in a number of ways. These impacts may include, among others, reduced business volumes, restricted access to funding sources, insufficient liquidity, delayed or defaulted payments from the Bank’s customers or from the Bank´s financial counterparties, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control. In this context, and in order to mitigate these risks, the Bank has implemented a series of measures and actions described below.

i.	Liquidity risk

Following the COVID-19 pandemic and its potential impact on the availability of resources, the Bank activated its Liquidity Contingency Plan, based on internally designed market triggers, in order to ensure a robust position given the situation caused by the pandemic. This led the Bank to adjust the scenario of its internal liquidity coverage ratio "LCR" from a regular level of 1 to a level of 3, which implies more restrictive assumptions for inflows and outflows of cash, with a downward adjustment of the percentages of funding sources renewals and of loan portfolio collections. Other additional elements included in the Liquidity Contingency Plan are, among others, the collection of all loan maturities and the case-by-case approval of all new credit disbursements by the Credit Committee, establishing at least biweekly meetings.

Following the execution of the previously described Liquidity Contingency Plan, the Bank achieved a significant increase in its cash position in a short period of time, managing to continuously maintain a robust level of liquidity, exceeding regulatory requirements.

The Bank’s capacity to maintain these strong liquidity levels, even in the current context, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. In addition, the Bank has maintained a fluid access to a significant base of correspondent banks and investors from debt capital markets across the globe, which have maintained and even increased their availability of funding to the Bank in the last few months. Furthermore, the Bank has been able to collect on the majority of scheduled maturities of its loan portfolio and has then disbursed new transactions on a selective basis, prioritizing prudent risk management over loan growth, with a focus on adequate levels of risk / return.

The Bank intends to maintain this additional level of liquidity as long as the current environment of volatility and uncertainty remains, therefore it will continue to give preference to maintaining a resilient and robust liquidity position over the growth of its balance sheet and / or its profitability.

ii.	Credit risk

The Bank determines the appropriate level of allowances for expected credit losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. This level of allowance reflects assumptions and estimates made in the context of changing political and economic conditions in the region, including but not limited to the impact of recent ongoing turmoil related to COVID-19.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

ii.	Credit risk (continued)

The Bank has a Business Model mainly focused on financial institutions and large corporations, a portion of which represents “quasi-sovereign” risks, with an average short-term duration, allowing an agile adjustment of exposure in adverse scenarios.

Actions implemented due to the COVID-19 pandemic

In late March 2020, due to the context, Bladex elaborated a heat map including each country and industry in which it maintains exposure. This allowed the Bank to identify customers with higher levels of risk depending on the country, industry and financial position.

Four main variables were used to assign the level of customer risk:

Financial Institutions	Corporations
a. COVID-19 business impact	a. COVID-19 business impact
b. Portfolio quality and coverage levels	a. Foreign currency exchange risk
b. Solvency level	i. Commodity risk
ii. Liquidity position	d. Liquidity position

The Bank’s Management holds conference and video calls frequently with its customers, focusing on those operating in higher risk industries. Any relevant information is presented to the Credit Committee.

As a result of the pandemic crisis, the loans portfolio was significantly reduced due to the implementation of the Liquidity Contingency Plan as the Bank's strategy to adjust the credit risk of the portfolio and prioritize liquidity. Initially, all operations were submitted for approval on a case-by-case basis by the Credit Committee with a meeting frequency of at least twice per week. Subsequently, the Bank progressively resumed originations with clients with good quality profiles with whom it maintained close commercial relationships and, based on the new information available, limits were raised for approval by the CPER for specific cases of short-term transactional clients with good financial situation..

The permanent review of transactions maturing in a 90-day horizon, has allowed the Bank to take quick actions to collect and to identify cases with a higher level of risk. Moreover, the Bank is assessing on a periodic basis the adequacy of the allowances for expected credit losses.

The Bank holds a low-risk portfolio, particularly due to the nature of its business, which focuses on a portfolio on financial institutions and corporations in the region and “quasi-sovereign” entities in strategic sectors, with whom it mainly conducts foreign trade operations. At December 31, 2020, 58% of placements were in investment grade countries, along with a short-term portfolio profile with 61% of the portfolio maturing within 1 year.

The Bank periodically assesses the adequacy and the validity of the allowance for expected credit losses calculation model. When assessing if the calculation model remains valid, characteristics and behavior of the loan portfolio are considered as a fundamental factor, as well as the active management by Risk and Business areas. Additionally, periodic and specific economic analyses that contribute to the active management of the portfolio are considered.

Given the current situation, the Bank has prepared 40 individual country risk analyses, as well as a comprehensive analysis at the beginning of the pandemic for 20 countries of Latin America and the Caribbean. Likewise, the results of the alert model have served as a guide to focus the consideration of the forward looking, which are duly incorporated in the rating models. In addition, statistical studies were conducted on the relationship between the quality of the loan portfolio and the behavior of the Latin American macroeconomic environment, concluding that these maintain a low correlation or a correlation that is not congruent with the behavior of the portfolio given the macroeconomic conditions. As a result of the above, the Bank has concluded that the methodology used remains valid in the context of the COVID-19 pandemic.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management (continued)

iii.	Market risk

The Bank's Management has not made any material adjustments to the Market Risk valuation metrics and models.

iv.	Cybersecurity risk

Actions implemented due to the COVID-19 pandemic

The Bank successfully implemented its Business Continuity Plan, implicating among other things, that 100% of its staff is working remotely (Telecommuting).

This has increased the frequency of risks associated with cybersecurity, among them:

•	Increased e-mail attack attempts.

•	Increased attack attempts due to the widespread use of remote connection protocols.

To counteract these risks, the Bank's Management has reinforced the controls as follows:

•	Monitoring of main attack vectors was expanded: e-mail and end-user devices.

•	Awareness and training activities within the organization were reinforced.

•	Frequency of vulnerability scans has been intensified.

7.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to assess assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value.

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

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	226,235	-	226,235
Securities at FVOCI - Sovereign debt	-	5,113	-	5,113
Loans at fair value through profit or loss	-	-	4,949	4,949
Total securities and other financial assets	-	231,348	4,949	236,297

Derivative financial instruments - assets:
Interest rate swaps	-	1,831	-	1,831
Cross-currency swaps	-	25,947	-	25,947
Foreign exchange forwards	-	-	-	-
Total derivative financial instrument assets	-	27,778	-	27,778
Total assets at fair value	-	259,126	4,949	264,075

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,774	-	1,774
Cross-currency swaps	-	3,848	-	3,848
Foreign exchange forwards	-	3,589	-	3,589
Total derivative financial instruments - liabilities	-	9,211	-	9,211
Total liabilities at fair value	-	9,211	-	9,211

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Sovereign debt	-	5,094	-	5,094
Equity instrument at FVOCI	-	1,889	-	1,889
Debt instruments at fair value through profit or loss	-	-	6,492	6,492
Total securities and other financial assets	-	6,983	6,492	13,475

Derivative financial instruments - assets:
Interest rate swaps	-	407	-	407
Cross-currency swaps	-	10,125	-	10,125
Foreign exchange forwards	-	625	-	625
Total derivative financial instrument assets	-	11,157	-	11,157
Total assets at fair value	-	18,140	6,492	24,632

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,903	-	1,903
Cross-currency swaps	-	10,197	-	10,197
Foreign exchange forwards	-	2,575	-	2,575
Total derivative financial instruments - liabilities	-	14,675	-	14,675
Total liabilities at fair value	-	14,675	-	14,675

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

The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in level 2.

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

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2020
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	863,812	863,812	-	863,812	-
Securities at amortized cost (1)	165,564	168,110	-	157,698	10,412
Loans at amortized cost, net (2)	4,891,698	4,972,599	-	4,972,599	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-
Investment properties	3,214	3,214	-	-	3,214

Liabilities
Deposits	3,140,875	3,140,875	-	3,140,875	-
Securities sold under repurchase agreements	10,663	10,663	-	10,663	-
Borrowings and debt, net (3)	1,966,271	1,989,719	-	1,989,719	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-

	December 31, 2019
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,178,170	1,178,170	-	1,178,170	-
Securities at amortized cost (1)	75,271	75,724	-	56,914	18,810
Loans at amortized cost, net (2)	5,823,333	6,162,885	-	6,101,040	61,845
Customers' liabilities under acceptances	115,682	115,682	-	115,682	-
Investment properties	3,494	3,494	-	-	3,494

Liabilities
Deposits	2,893,555	2,893,555	-	2,893,555	-
Securities sold under repurchase agreements	40,530	40,530	-	40,530	-
Borrowings and debt, net	3,118,396	3,126,333	-	3,126,333	-
Customers' liabilities under acceptances	115,682	115,682	-	115,682	-

(1)	The carrying value of securities at amortized cost is net of accrued interest receivable of $1.9 million and the allowance for expected credit losses of $0.4 million as of December 31, 2020 (accrued interest receivable of $0.8 million and the allowance for expected credit losses of $0.1 million as of December 31, 2019).

(2)	The carrying value of loans at amortized cost is net of accrued interest receivable of $27.3 million, the allowance for expected credit losses of $41.1 million and unearned interest and deferred fees of $5.8 million for December 31, 2020 (accrued interest receivable of $41.7 million, the allowance for expected credit losses of $99.3 million and unearned interest and deferred fees of $12.1 million for December 31, 2019).

(3)	Borrowings and debt exclude lease liabilities for an amount of $18.7 million and $19.9 million as of December 31, 2020 and December 31, 2019, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

C.	Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, to verify the valuation of significant fair value measurements of derivative financial instruments, securities and other financial instrument. Specific controls include:

-	Verification of observable pricing.

-	Validation of performance of valuation models.

-	A review and approval process for new models and changes to existing models.

-	Analysis and assessment of significant valuation fluctuations.

-	Review of significant unobservable inputs, valuation adjustments and changes to fair value measurement of Level 3 instruments.

D.	Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value  :

	Debt instruments at fair value through profit or loss	Loans at fair value through profit or loss	Total
	(debentures )
At December 31, 2018	-	-	-
Additions	8,750	-	8,750
Net changes in fair value	(2,258)	-	(2,258)
Sales	-	-	-
At December 31, 2019	6,492	-	6,492
Additions	1,433	5,750	7,183
Net changes in fair value	(2,175)	(801)	(2,976)
Sales	(5,750)	-	(5,750)
At December 31, 2020	-	4,949	4,949

For financial instruments measured at fair value in level 3 category, the Bank uses the following methodologies and inputs using present value techniques.

Loans at fair value through profit or loss - Level 3

The Bank realized the sale of the debt instrument measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $4.9 million as of December 31, 2020.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2020
A significant increase in volatility would result in a lower fair value	3.128% to 8.89%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

D.	Level 3 - Fair value measurement

As of December 31, 2020, Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Loans at fair value through profit or loss - Level 3 (continued)

The effect of unobservable inputs on fair value measurement

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(149)
- 100 bps to the observable and unobservable inputs	154

Debt instruments "debentures" at fair value through profit or loss - Level 3

The significant inputs used in determining the fair value of instruments categorized as level 3, using present value techniques, are as follows:

2020	2019
Unobservable inputs	Unobservable inputs
- Discount rate based on the return from CCC Corporate S&P Bond Index	- Discount rate for similar companies of the same business line adjusted due to the debt-equity structure of the issuer
- Probability of occurrence of the flows of each sale or conversion scenario
Observable inputs
- Average recovery factor for companies that reported default – Moody’s

	Range of estimates
Fair value measurement sensitivity to unobservable inputs – discount rate	2020	2019
A significant increase in volatility would result in a lower fair value	10.00% to 20.00%	12.97% to 27.50%

During 2020, Management used the discount rate based on the return from CCC Corporate S&P Bond Index, mostly composed of data from US/LATAM markets displayed in Bloomberg, which allows a more reliable measurement for the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	December 31,	December 31,
	2020	2019
Cash and due from banks	4,331	8,078
Interest-bearing deposits in banks	859,481	1,170,092
Total	863,812	1,178,170

Less:
Pledged deposits	17,804	18,452
Total cash and cash equivalents	846,008	1,159,718

	December 31, 2020		December 31, 2019
		Interest rate		Interest rate
	Amount	Range	Amount	Range
Interest-bearing deposits in banks:
Demand deposits (1)	749,481	0.03% to 3.08%	1,150,092	1.55% to 5.10%
Time deposits	110,000	-	20,000	-
Total	859,481		1,170,092

Pledged deposits	17,804	0.09%	18,452	1.55%

(1)	Interest-bearing demand deposits based on daily rates determined by banks. In addition, rates of 3.08% and 5.10% correspond to a deposit placed in México.

	December 31,	December 31,
	2020	2019
Country:
United States of America(1)	11,515	5,645
Switzerland	3,027	9,567
Japan	1,330	1,470
Mexico	790	-
Canada	610	-
Netherlands	334	-
United Kingdom	130	-
France	50	1,770
Spain	18	-
Total	17,804	18,452

(1)	Includes pledged deposits of $10.0 million at December 31, 2020 and $3.5 million at December 31, 2019, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Securities and other financial assets, net

Securities and other financial assets are presented as follows:

		At fair value
		With changes in other comprehensive
At December 31, 2020		income (loss)
		Recyclable to	Non-recyclable to	With changes in	Total securities and other
Carrying amount	Amortized cost	profit and loss	profit and loss	profit or loss	financial assets, net
Principal	164,074	231,348	-	-	395,422
Interest receivable	1,985	1,156	-	-	3,141
Reserves (1)	(495)	(43)	-	-	(538)
	165,564	232,461	-	-	398,025

		At fair value
		With changes in other comprehensive
At December 31, 2019		income (loss)
		Recyclable to	Non-recyclable to	With changes in	Total securities and other
Carrying amount	Amortized cost	profit and loss	profit and loss	profit or loss	financial assets, net
Principal	74,547	5,094	1,889	6,492	88,022
Interest receivable	837	48	-	-	885
Reserves (1)	(113)	-	-	-	(113)
	75,271	5,142	1,889	6,492	88,794

(1)	The loss allowance for losses for securities at FVOCI is included in equity in the consolidated statement of financial position in the line Other comprehensive income. As December 31, 2020 and 2019 the principal plus interest receivable of securities at FVOCI is $232,504 and $5,142, respectively.

As of December 31, 2020, and 2019, the Bank sold 261,164 and 767,301 shares, respectively, which were designated at their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument.

The cumulative fair value of the shares sold was $1.7 million and $4.8 million, respectively, and the cumulative loss recognized in OCI was $602 thousand and $151 thousand, respectively, transferred to retained earnings.

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
		With changes in other comprehemsive
At December 31, 2020		income
		Recyclable to	Non-recyclable to	With changes in	Total securities and other
	Amortized cost	profit ans loss	profit and loss	profit or loss	financial assets, net
Due within 1 year	40,625	34,027	-	-	74,652
After 1 year but within 5 years	123,449	197,321	-	-	320,770
After 5 years but within 10 years	-	-	-	-	-
Non maturity	-	-	-	-	-
Balance - principal	164,074	231,348	-	-	395,422

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Securities and other financial assets, net (continued)

		At fair value
		With changes in other comprehemsive
At December 31, 2019		income
		Recyclable to	Non-recyclable to	With changes in	Total securities and other
	Amortized cost	profit ans loss	profit and loss	profit or loss	financial assets, net
Due within 1 year	28,295	-	1,889	-	30,184
After 1 year but within 5 years	46,252	5,094	-	-	51,346
After 5 years but within 10 years	-	-	-	-	-
Non maturity	-	-	-	6,492	6,492
Balance - principal	74,547	5,094	1,889	6,492	88,022

The following table includes the securities pledged to secure repurchase transactions accounted for as secured pledged:

	December 31, 2020			December 31, 2019
	Amortized			Amortized
	cost	Fair value	Total	cost	Fair value	Total
Securities pledged to secure repurchase transactions	11,998	-	11,998	36,843	5,094	41,937
Securities sold under repurchase
agreements	(10,663)	-	(10,663)	(35,647)	(4,883)	(40,530)

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Year ended December 31
	2019	2018
Realized gain on sale of securities	266	194
Realized loss on sale of securities	(80)	-
Net gain on sale of securities at FVOCI	186	194

For 2020, there were no sales of securities at fair value through other comprehensive income, with changes recyclable in profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	December 31,	December 31,
	2020	2019
Loans at amortized cost	4,911,397	5,892,997
Interest receivable	27,350	41,757
Loss allowances	(41,165)	(99,307)
Unearned interest and deferred fees	(5,884)	(12,114)
Loans at amortized cost, net	4,891,698	5,823,333
Loans at fair value through profit or loss (1)	4,949	-
Loans, net	4,896,647	5,823,333

(1) The Bank realized the sale of debt instruments measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $4.9 million as of December 31, 2020.

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,	December 31,
	2020	2019
Fixed interest rate	2,544,544	2,757,333
Floating interest rates	2,317,802	3,135,664
Total	4,961,346	5,892,997

As of December 31, 2020, and 2019, 41% and 74% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. The range of interest rates on loans fluctuates from 0.43% to --9.70% (December 31, 2019 1.20% to 13.93%).

The following table details information relating to loans granted to class A and B shareholders:

	December 31,	December 31,
	2020	2019
Class A and B shareholder loans	522,316	664,447
% Loans to class A and B shareholders over total loan portfolio	11%	11%
% Class A and B stockholders with loans over number of class A and B stockholders	12%	11%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Loans (continued)

Modified financial assets

The following table refers to modified financial assets during the year, where modification does not result in de-recognition:

December 31, 2020
Gross carrying amount before modification	8,829
Allowance loss before modification (1)	(1,796)
Net amortized cost before modification	7,033

Gross carrying amount after modification	8,829
Allowance loss after modification (2)	(1,802)
Net amortized cost after modification	7,027

(1) Expected credit loss for 12 months.

(2) Expected credit loss within the life of the financial asset.

Recognition and derecognition of financial assets

During the year ended December 31, 2020, a Stage 3 impaired loan was sold for $11.6 million and a Stage 2 loan with a significant increase in credit risk was sold for $13.2 million, both classified at amortized cost. This resulted in a write-off against reserves of $56.1 million. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

During the years ended December 31, 2019 and 2018, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

The carrying amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Loss on financial instruments, net” in the consolidated statement of profit or loss.

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

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,	December 31,
	2020	2019
Documentary letters of credit	216,782	169,320
Stand-by letters of credit and guarantees - commercial risk	210,497	255,481
Credit commitments	137,619	68,571
Total loans commitments and financial guarantee contracts	564,898	493,372

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,	December 31,
Maturities	2020	2019
Up to 1 year	419,015	424,744
From 1 to 2 years	75,883	8,628
Over 2 to 5 years	70,000	60,000
Total	564,898	493,372

12.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the consolidated statements of profit or loss:

	December 31
	2020	2019	2018
Gain (loss) on derivative financial instruments and foreign currency exchange, net	(1,813)	672	(1,226)
(Loss) gain on financial instruments at fair value through profit or loss	(2,175)	(2,258)	648
Unrealized loss on financial instruments at fair value through profit or loss	(806)	-	-
Realized gain on sale of securities at fair value through OCI	-	186	194
Gain (loss) on sale of loans	-	21	(625)
	(4,794)	(1,379)	(1,009)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2020
		Carrying amount of hedging
	Nominal	instruments
	amount	Asset (1)	Liability (2)
Fair value hedges	85,667	1,831	(233)
Cash flow hedges	60,000	-	(1,541)
Interest rate and foreign exchange risk
Fair value hedges	344,489	2,856	(3,848)
Cash flow hedges	221,508	23,091	-
Foreign exchange risk
Cash flow hedges	71,353	-	(3,589)
	783,017	27,778	(9,211)

	December 31, 2019
		Carrying amount of hedging
	Nominal	instruments
	amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	398,333	407	(805)
Cash flow hedges	123,000	-	(1,098)
Interest rate and foreign exchange risk
Fair value hedges	346,844	10,125	(8,527)
Cash flow hedges	23,025	-	(1,670)
Foreign exchange risk
Cash flow hedges	72,391	625	(2,552)
Net investment hedges	2,080	-	(23)
	965,673	11,157	(14,675)

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

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolios. The Bank also uses foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

A.	Fair value hedges

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2020
				Changes in fair
		Carrying amount of		value used to	Ineffectiveness
		hedging instruments		calculate hedge	recognized in
	Nominal amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	10,667	-	(132)	84	1
Securities at FVOCI	5,000	-	(101)	(29)	(20)
Borrowings and debt	70,000	1,831	-	199	(27)
Interest rate and foreign exchange risk
Loans	4,075	356	-	178	(149)
Borrowings and debt	340,414	2,500	(3,848)	(2,524)	(468)
Total	430,156	4,687	(4,081)	(2,092)	(663)

	December 31, 2019
				Changes in fair
		Carrying amount of		value used to	Ineffectiveness
		hedging instruments		calculate hedge	recognized in
	Nominal amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	13,333	-	(166)	(127)	(9)
Securities at FVOCI	5,000	-	(45)	(97)	(17)
Borrowings and debt	380,000	407	(594)	5,203	(65)
Interest rate and foreign exchange risk
Loans	6,430	276	-	(482)	(214)
Borrowings and debt	340,414	9,849	(8,527)	7,234	55
Total	745,177	10,532	(9,332)	11,731	(250)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2020
			Line in the consolidated	Accumulated amount of
			statement of financial	fair value hedge	Change in fair value of
	Carrying amount of		position that includes the	adjustments included in	the hedged items used
	hedged items		carrying amount of the	the carrying amount of the	to calculate hedge
	Asset	Liability	hedged items	hedged items	ineffectiveness(1)
Interest rate risk
Loans	10,837	-	Loans, net	74	(83)
Securities at FVOCI	5,113	-	Securities and other financial assets, net	85	9
Borrowings and debt	-	(71,937)	Borrowings and debt, net	(292)	(226)
Interest rate and foreign exchange risk
Loans	3,789	-		(654)	(327)
Borrowings and debt	-	(339,688)	Borrowings and debt, net	1,083	2,056
Total	19,739	(411,625)		296	1,429

	December 31, 2019
			Line in the consolidated	Accumulated amount of
			statement of financial	fair value hedge	Change in fair value of
	Carrying amount of		position that includes the	adjustments included in	the hedged items used
	hedged items		carrying amount of the	the carrying amount of the	to calculate hedge
	Asset	Liability	hedged items	hedged items	ineffectiveness(1)
Interest rate risk
Loans	13,583	-	Loans, net	158	118
Securities at FVOCI	5,142	-	Securities and other financial assets, net	94	80
Borrowings and debt	-	(381,587)	Borrowings and debt, net	18	(5,268)
Interest rate and foreign exchange risk
Loans	6,202	-	Loans, net	(495)	268
Borrowings and debt	-	(336,117)	Borrowings and debt, net	(973)	(7,179)
Total	24,927	(717,704)		(1,198)	(11,981)

(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2020
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	85,667	-	85,667
Over 1 to 2 years	-	271,646	271,646
Over 2 to 5 years	-	72,843	72,843
Total	85,667	344,489	430,156

	December 31, 2019
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	350,000	-	350,000
Over 1 to 2 years	48,333	-	48,333
Over 2 to 5 years	-	346,844	346,844
Total	398,333	346,844	745,177

B.	Cash flow hedges

This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk, that could include variability in the future cash flows. Within the derivative financial instruments used by the Bank for cash flow hedging are interest rate swaps contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period, cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies, and foreign exchange forward contracts, an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.

The Bank’s exposure to market risk is disclosed in Note 5 (C) (ii) and (iii). The Bank determines the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis. As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, the Bank exposes itself to credit risk of the counterparties to the derivatives, which is not offset by the hedged items. This exposure is managed similarly to that of fair value hedges.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The Bank determines whether an economic relationship exists between the cash flows of the hedged item and the hedging instrument based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and the hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. The Bank further supports this qualitative assessment by using sensitivity analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. The Bank assesses hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7 years.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $508 thousand are expected to be reclassified into profit or loss during the period of 12 months ending December 31, 2021.

The Bank recognized the associated costs for the forward foreign exchange contracts where the hedged item is an asset, as an integral part interest income (expense) of the underlying transaction, presented in the consolidated statement of profit or loss and as an accumulated reserve in Other comprehensive income in the consolidated statement of financial position, which at maturity of the transaction is reclassified to profit or loss.

The Bank recognized the associated costs for the forward foreign exchange contracts where the hedged item is a liability, as an integral part interest expense (expense) of the underlying transaction, presented in the consolidated statement of profit or loss and as an accumulated reserve in Other comprehensive income in the consolidated statement of financial position, which at maturity of the transaction is reclassified to profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in profit or loss	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	(4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(1,541)	(443)	(442)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	221,508	23,091	-	23,380	23,481	101	(1,697)
Foreign exchange risk
Loans	71,353	-	(3,589)	(3,466)	(3,465)	1	(1,927)
Total	352,861	23,091	(5,130)	19,471	19,574	103	(3,699)

	December 31, 2019
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	123,000	-	(1,098)	(1,459)	(1,458)	1	39
Interest rate and foreign exchange risk
Borrowings and debt	23,025	-	(1,670)	(284)	(283)	1	-
Foreign exchange risk
Loans	72,391	625	(2,552)	(2,346)	(2,344)	2	(1,070)
Borrowings and debt	-	-	-	-	-	-	(5,545)
Total	218,416	625	(5,320)	(4,089)	(4,085)	4	(6,576)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the consolidated statement of financial position under the line Other comprehensive income.

(4) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness (1)	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,045)	Borrowings and debt, net	442	1,440
Interest rate and foreign exchange risk
Borrowings and debt	-	(243,817)	Borrowings and debt, net	(23,481)	(1,980)
Foreign exchange risk
Loans	74,509	-	Loans, net	3,465	562
Total	74,509	(263,862)		(19,574)	22

(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

	December 31, 2019
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness (1)	hedge reserve
Interest rate risk
Borrowings and debt	-	(70,110)	Borrowings and debt, net	1,458	1,072
Interest rate and foreign exchange risk
Borrowings and debt	-	(21,234)	Borrowings and debt, net	283	(5)
Foreign exchange risk
Loans	73,861	-	Loans, net	2,344	263
Total	73,861	(91,344)		4,085	1,330

(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2020
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	71,353	40,000	-	111,353
Over 2 to 5 years	-	20,000	197,854	217,854
More than 5 years	-	-	23,654	23,654
Total	71,353	60,000	221,508	352,861

	December 31, 2019
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	72,391	63,000	23,025	158,416
Over 1 to 2 years	-	40,000	-	40,000
Over 2 to 5 years	-	20,000	-	20,000
Total	72,391	123,000	23,025	218,416

C.	Net investment hedge

A foreign currency exposure arises from a net investment either in a subsidiary that has a different functional currency from that of the Bank or in a financial instrument in a foreign currency designated at FVOCI. The hedge risk in the net investment hedge is the variability of the US dollar against any other foreign currency that will result in a reduction in the carrying amount.

The Bank’s policy is to hedge the net investment only to the extent of the debt principal; therefore, the hedge ratio is established by aligning the principal amount in foreign currency of the debt with the carrying amount of the net investment that is designated.

When the hedging instrument is a forward foreign exchange contract, the Bank establishes a hedge relationship where the notional of the forward foreign exchange contract matches the carrying amount of the designated net investment. The Bank ensures that the foreign currency in which the hedging instrument is denominated is the same as the functional currency of the net investment. The only source of ineffectiveness that is expected to arise from these hedging relationships is due to the effect of the counterparty and the Bank’s own credit risk on the fair value of the derivative. As of December 30, 2020, The Bank holds no net investment hedges.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

C.	Net investment hedge (continued)

The following table details the notional amount and carrying amount of the derivative instruments used as net investment hedge at December 31, 2019 by type of risk and hedged item, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Foreign exchange risk
Net investment	2,080	-	(23)	(23)	(23)	-	(78)
Total	2,080	-	(23)	(23)	(23)	-	(78)

Derivative instruments used in net investment hedges at December 31, 2019 have a maturity of less than 30 days.

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the consolidated statement of financial position under the line Other comprehensive income.

(4) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

The following table details the nominal value and carrying amount of the net investment hedged items at December 31, 2019, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Change in the fair value of the hedged items used to calculate the hedge	Cash flow hedge
	Asset	Liability	hedged items	ineffectiveness (1)	reserve
Foreign exchange risk
Net investment	1,889	-	Securities and other financial assets, net	23	23
Total	1,889	-		23	23

(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Gain (loss) on non - financial assets, net

The gain or loss on non-financial assets is presented as follows:

	December 31,
	2020	2019	2018
Gain on sale of investment property	-	500	-
Unrealized gain on investment property	296	-	-
Impairment loss on other assets	-	-	(3,464)
Impairment loss on investment property	-	-	(3,849)
Write off on intangible assets	-	-	(2,705)
	296	500	(10,018)

During 2019, the Bank realized the sale of an investment property, which resulted in a gain of $500 thousand.

15.	Equipment and leasehold improvements

The following table provides a summary of the items included in equipment and leasehold improvement:

	December 31, 2020	December 31, 2019
Equipment and leasehold improvements, net	4,990	6,230
Right-of-use assets	11,223	12,522
	16,213	18,752

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Equipment and leasehold improvements (continued)

A breakdown of cost, accumulated depreciation, additions and disposals of equipment and leasehold improvements is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Total
Cost:
Balance as of January 1, 2018	4,170	1,984	6,810	2,505	15,469
Additions	411	12	111	69	603
Disposals	(253)	(97)	(80)	(62)	(492)
Reclassifications	10	-	-
Balance as of December 31, 2018	4,338	1,899	6,841	2,512	15,590
Additions	683	36	185	124	1,028
Disposals	(63)	(102)	(176)	(33)	(374)
Effect of changes in exchange rates	(53)	(62)	(47)	(14)	(176)
Balance as of December 31, 2019	4,905	1,771	6,803	2,589	16,068
Additions	293	1	671	32	997
Disposals	(1,045)	(84)	(26)	(48)	(1,203)
Effect of changes in exchange rates	(17)	(11)	(20)	(1)	(49)
Balance as of December 31, 2020	4,136	1,677	7,428	2,572	15,813

Accumulated depreciation:
Balance as of January 1, 2018	2,870	1,740	2,648	791	8,049
Amortization	516	64	480	222	1,282
Disposals	(159)	(89)	(127)	(94)	(469)
Reclassifications	42	-	-	-	42
Balance as of December 31, 2018	3,269	1,715	3,001	919	8,904
Amortization	584	62	508	260	1,414
Disposals	(59)	(97)	(175)	(21)	(352)
Effect of changes in exchange rates	(40)	(53)	(35)	-	(128)
Balance as of December 31, 2019	3,754	1,627	3,299	1,158	9,838
Amortization	643	63	553	920	2,179
Disposals	(1,043)	(82)	(8)	(40)	(1,173)
Effect of changes in exchange rates	(14)	(7)	(14)	14	(21)
Balance as of December 31, 2020	3,340	1,601	3,830	2,052	10,823

Carrying amounts as of:
December 31, 2020	796	76	3,598	520	4,990
December 31, 2019	1,151	144	3,504	1,431	6,230
December 31, 2018	1,069	184	3,840	1,593	6,686

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Equipment and leasehold improvements (continued)

Leases

The following is the detail of the movement of right-of-use assets on the leases for which the Bank is a lessee:

	Building
	December 31, 2020	December 31, 2019
Initial balance	12,522	17,435
Additions	68	14
Depreciation of right-of-use assets	(1,128)	(1,440)
Effect of changes in exchange rates	(34)	7
Reclassification to investment property	-	(3,494)
Decrease	(205)
Ending balance	11,223	12,522

The Bank leases office spaces in buildings. The lease of main office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.

The Bank sub-leases some of its property under operating leases. As of December 31, 2019, these contracts were reclassified as investment properties – right of use, as described in Note 17.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Intangible assets

A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:
Balance as of January 1, 2018	17,172
Additions	58
Disposals	(3,315)
Reclassifications	(10)
Balance as of December 31, 2018	13,905
Additions	496
Balance as of December 31, 2019	14,401
Additions	1,311
Disposals	(1)
Balance as of December 31, 2020	15,711

Accumulated amortization:
Balance as of January 1, 2018	11,747
Amortization	1,176
Disposals	(609)
Reclassifications	(42)
Balance as of December 31, 2018	12,272
Amortization	702
Balance as of December 31, 2019	12,974
Amortization	753
Balance as of December 31, 2020	13,727

Carrying amounts as of:
December 31, 2020	1,984
December 31, 2019	1,427
December 31, 2018	1,633

Expenses related to the amortization of intangible assets are presented as part of amortization of intangible assets in the consolidated statement of profit or loss. Disposals during 2018 correspond to technological projects.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Investment properties

The following is the movement of investment properties arising from the reclassification of sublease agreements :

Investment properties - right of use
Balance as of December 31, 2019	3,494
Amortization	(280)
Balance as of December 31, 2020	3,214

18.	Other assets

Following is a summary of other assets:

	December 31, 2020	December 31, 2019
Accounts receivable	938	3,549
Prepaid expenses	2,541	1,070
Prepaid fees and commissions	486	1,110
Interest receivable - deposits	8	26
IT projects under development	218	521
Severance fund	1,927	1,863
Other	698	718
	6,816	8,857

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	December 31, 2020	December 31, 2019
Demand	170,660	85,786
Up to 1 month	1, 127,120	1,285,949
From 1 month to 3 months	878,900	628,981
From 3 month to 6 months	544,860	593,431
From 6 month to 1 year	365,879	289,189
From 1 year to 2 years	51481	5,000
	3,138,900	2,888,336

The following table presents additional information regarding the Bank’s deposits

	December 31, 2020	December 31, 2019
Aggregate amount of $100,000 or more	3,138,684	2,888,043
Aggregate amount of deposits in the New York Agency	657,851	240,003

	December 31,
	2020	2019	2018
Interest expense on deposits made in the New York Agency	5,035	6,277	5,937

20.	Securities sold under repurchase agreements

As of December 31, 2020, and 2019, the Bank had financing transactions under repurchase agreements for $10.7 million and $40.5 million, respectively.

During the years ended December 31, 2020, 2019 and 2018, interest expense related to financing transactions under repurchase agreements totaled $432 thousand, $1.1 million and $635 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the consolidated statement of profit or loss.

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

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 30, 2020, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	December 31, 2020
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Carrying amount Principal	331,585	49,350	1,244	477,010	1,116,033	17,555	1,992,777
Prepaid commissions	-	-	-	(1,158)	(6,549)	-	(7,707)
	331,585	49,350	1,244	475,852	1,109,484	17,555	1,985,070

	December 31, 2019
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Carrying amount Principal	1,573,663	22,000	1,145	723,419	802,676	18,769	3,141,672
Prepaid commissions	-	-	-	(1,456)	(1,906)	-	(3,362)
	1,573,663	22,000	1,145	721,963	800,770	18,769	3,138,310

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	December 31, 2020	December 31, 2019
Short-term borrowings:
At fixed interest rates	55,000	607,500
At floating interest rates	276,585	966,163
Total borrowings	331,585	1,573,663
Short-term debt:
At fixed interest rates	-	22,000
At floating interest rates	49,350	-
Total debt	49,350	22,000
Total short-term borrowings and debt	380,935	1,595,663

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.45% to 1.40%	2.07% to 2.52%
Range of floating interest rates on borrowings in U.S. dollars	0.47% to 1.65%	2.09% to 2.35%
Range of fixed interest rates on borrowings in Mexican pesos	0.00%	8.08%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.97% to 5.05%	7.71% to 8.31%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	December 31, 2020	December 31, 2019
Currency
US dollar	299,957	1,476,000
Mexican peso	80,978	119,663
Total	380,935	1,595,663

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions as of December 31, 2020 and 2019, respectively, are as follows:

	December 31,	December 31,
	2020	2019
Long-term borrowings:
At fixed interest rates with due dates from April 2021 to May 2022	68,190	65,435
At floating interest rates with due dates from June 2021 to August 2023	408,820	657,984
Total long-term borrowings	477,010	723,419

Long-term debt:
At fixed interest rates with due dates from July 2021 to December 2027	784,006	502,880
At floating interest rates with due dates from March 2022 to June 2023	332,027	299,796
Total long-term debt	1,116,033	802,676
Total long-term borrowings and debt	1,593,043	1,526,095
Less: Prepaid commissions	(7,707)	(3,362)

Total long-term borrowings and debt, net	1,585,336	1,522,733

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.04% to 3.05%	2.56% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	1.16% to 1.85%	2.46% to 3.36%
Range of fixed interest rates on borrowings in Mexican pesos	6.77% to 9.09%	5.73% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.87% to 5.74%	8.14% to 9.13%
Range of fixed interest rates on debt in Japanese yens	0.52%	0.52%
Range of fixed interest rates on debt in Euros	0.9% to 3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	0.00%	3.33%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31, 2020	December 31, 2019
Currency

US dollar	910,296	1,097,611
Mexican peso	509,687	280,105
Euro	101,469	59,465
Japanese yen	71,591	67,831
Australian dollar	-	21,083
Total	1,593,043	1,526,095

Future payments of long-term borrowings and debt outstanding as of December 31, 2020, are as follows (excluding lease liabilities):

Payments	Outstanding
2021	252,045
2022	525,175
2023	108,436
2024	64,757
2025	618,154
2026	12,238
2027	12,238
1,593,043

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation – Movements of borrowings

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statements of cash flows  :

	2020	2019	2018
Balance as of January 1,	3,138,310	3,518,446	2,211,567
Net decrease (increase) in short-term borrowings and debt	(1,212,023)	(428,611)	950,259
Proceeds from long-term borrowings and debt	827,732	371,536	609,017
Repayments of long-term borrowings and debt	(781,274)	(368,843)	(256,173)
Payment of lease liabilities	(1,114)	(1,072)	-
Recognition of lease liabilities	-	20,979	-
Net Increase in lease liabilities	48	-	-
Change in foreign currency	15,853	20,044	1,903
Adjustment of fair value for hedge accounting relationship	826	4,943	753
Other adjustments	(3,288)	888	1,120
Balance as of December 31,	1,985,070	3,138,310	3,518,446

The reconciliation of equity account movements is presented in the consolidated statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31, 2020	December 31, 2019
Due within 1 year	2,058	2,005
After 1 year but within 5 years	10,641	10,470
After 5 years but within 10 years	11,354	13,492
Total undiscounted lease liabilities	24,053	25,967

Short-term	1,244	1,145
Long-term	17,555	18,769
Lease liabilities included in the consolidated statement of financial position	18,799	19,914

Amounts recognized in the statement of cash flows:

	December 31, 2020	December 31, 2019
Payments of lease liabilities	1,114	1,072

Amounts recognized in profit or loss:

	December 31, 2020	December 31, 2019
Interest on lease liabilities	(862)	(912)
Income from sub-leasing right-of-use assets	265	277

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Other liabilities

Following is a summary of other liabilities:

	December 31, 2020	December 31, 2019
Accruals and other accumulated expenses	9,213	11,901
Accounts payable	6,307	2,526
Others	3,194	2,722
	18,714	17,149

23.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2020	2019	2018
Profit for the year	63,593	86,053	11,138

(U.S. dollars)
Basic earnings per share	1.60	2.17	0.28
Diluted earnings per share	1.60	2.17	0.28

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,656	39,575	39,543

Effect of diluted securities:
Stock options and restricted stock units plan	-	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,656	39,575	39,543

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Capital and Reserves

A.	Common stock and additional paid-in capital

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.

2)	“Class B”; shares may only be issued to banks or financial institutions.

3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.

4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, exchanging one share for another share.

The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2020, 2019 and 2018:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2018	6,342,189	2,408,805	30,677,840	-	39,428,834
Conversions	-	(64,386)	64,386	-	-
Repurchased common stock	-	(99,193)	(64)	-	(99,257)
Restricted stock issued – directors	-	-	57,000	-	57,000
Exercised stock options - compensation plans	-	-	102,918	-	102,918
Restricted stock units – vested	-	-	49,055	-	49,055
Outstanding at December 31, 2018	6,342,189	2,245,226	30,951,135	-	39,538,550

Conversions	-	(62,799)	62,799	-	-
Repurchased common stock	-	(1)	1	-	-
Restricted stock issued – directors	-	-	57,000	-	57,000
Restricted stock units – vested	-	-	6,727	-	6,727
Outstanding at December 31, 2019	6,342,189	2,182,426	31,077,662	-	39,602,277

Conversions	-	(4,060)	4,060	-	-
Repurchased common stock	-	(1)	-	-	(1)
Restricted stock issued – directors	-	-	63,000	-	63,000
Restricted stock units – vested	-	-	12,664	-	12,664
Outstanding at December 31, 2020	6,342,189	2,178,365	31,157,386	-	39,677,940

Additional paid-in capital

As of December 31, 2020, 2019 and 2018, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Capital and Reserves (continued)

B.	Treasury stock

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2018	318,140	10,708	590,174	16,270	1,642,690	36,270	2,551,004	63,248
Repurchase of common stock	-	-	99,193	2,441	64	1	99,257	2,442
Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Exercised stock options - compensation plans	-	-	-	-	(102,918)	(2,272)	(102,918)	(2,272)
Restricted stock units - vested	-	-	-	-	(49,055)	(1,083)	(49,055)	(1,083)
Outstanding at December 31, 2018	318,140	10,708	689,367	18,711	1,433,781	31,657	2,441,288	61,076

Restricted stock issued - directors	-	-	-	-	(57,000)	(1,259)	(57,000)	(1,259)
Restricted stock units - vested	-	-	-	-	(6,727)	(148)	(6,727)	(148)
Outstanding at December 31, 2019	318,140	10,708	689,367	18,711	1,370,054	30,250	2,377,561	59,669

Restricted stock issued - directors	-	-	-	-	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	-	-	-	-	(12,664)	(279)	(12,664)	(279)
Outstanding at December 31, 2020	318,140	10,708	689,367	18,711	1,294,390	28,580	2,301,897	57,999

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVH	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2018	303	170	1,490	1,963
Change in fair value of debt instruments, net of hedging	(174)	2,841	-	2,667
Change in fair value of equity instruments at FVOCI, net of hedging	(1,224)	-	-	(1,224)
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(170)	(1,534)	-	(1,704)
Exchange difference in conversion of foreign operating currency	-	-	(1,282)	(1,282)
Other comprehensive income (loss) for the year	(1,568)	1,307	(1,282)	(1,543)
Balance as of December 31, 2018	(1,265)	1,477	208	420
Change in fair value of debt instruments, net of hedging	4	(2,698)	-	(2,694)
Change in fair value of equity instruments at FVOCI, net of hedging	491	-	-	491
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	157	104	-	261
Exchange difference in conversion of foreign operating currency	-	-	(296)	(296)
Other comprehensive income (loss) for the year	652	(2,594)	(296)	(2,238)
Balance as of December 31, 2019	(613)	(1,117)	(88)	(1,818)
Change in fair value of debt instruments, net of hedging	264	2,001	-	2,265
Change in fair value of equity instruments at FVOCI, net of hedging	546	-	-	546
Reclassification of gains (losses) on financial instruments included in profit or loss (1)	(56)	(369)	-	(425)
Exchange difference in conversion of foreign operating currency	-	-	(360)	(360)
Other comprehensive income (loss) for the year	754	1,632	(360)	2,026
Balance as of December 31, 2020	141	515	(448)	208

(1) Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.	Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amount reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2020	2019	2018
Realized gains (losses) on securities at FVOCI:	(56)	157	87	Net gain (loss) on financial instruments

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(2,337)	(3,261)	(2,502)	Interest income – loans
	-	(1,733)	(1,650)	Interest expense – borrowings and deposits
	(369)	(61)	(1,530)	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	56	4	Net gain (loss) on interest rate swaps
Cross-currency swaps	-	(9)	-	Net gain (loss) on cross-currency swaps
	(2,762)	(5,008)	(5,678)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	December 31, 2020
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Issuance and confirmation	-	8,090	1,400	9,490
Negotiation and acceptance	-	183	-	183
Amendment	-	688	-	688
Structuring	603	-	-	603
Other	-	39	(584)	(546)
	603	9,000	815	10,418

	December 31, 2019
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Issuance and confirmation	-	8,381	1,312	9,693
Negotiation and acceptance	-	399	-	399
Amendment	-	632	(27)	605
Structuring	5,622	-	-	5,622
Others	-	94	(766)	(672)
	5,622	9,506	519	15,647

	December 31, 2018
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Issuance and confirmation	-	9,281	1,738	11,019
Negotiation and acceptance	-	379	-	379
Amendment	-	1,020	(151)	869
Structuring	4,950	-	-	4,950
Others	-	87	(119)	(32)
	4,950	10,767	1,468	17,185

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.	Fee and commission income (continued)

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

December 31, 2020
Up to 1 year	1,917
From 1 to 2 years	361
More than 2 years	763
3,041

27.	Business segment information

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

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in other income, net. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income.

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

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation, negotiation, acceptance and amendment of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale on financial instruments measured at FVTPL; (v) reversal of (provision) for credit losses, (vi) gain (loss) on other non-financial assets, net; and (vii) direct and allocated operating expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Business segment information (continued)

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the consolidated statements of financial position, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-’, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

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

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2020
	Commercial	Treasury	Total
Interest income	172,548	8,425	180,973
Interest expense	(690)	(87,833)	(88,523)
Inter-segment net interest income	(83,937)	83,937	-
Net interest income	87,921	4,529	92,450
Other income (expense), net	8,597	(1,890)	6,707
Total income	96,518	2,639	99,157

Reversal of (provision for) credit losses	1,889	(425)	1,464
Gain (loss) on non-financial assets, net	296	-	296
Operating expenses	(28,021)	(9,303)	(37,324)
Segment profit (loss)	70,682	(7,089)	63,593

Segment assets	4,989,009	1,293,081	6,282,090
Segment liabilities	92,309	5,139,955	5,232,264

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Business segment information (continued)

	December 31, 2019
	Commercial	Treasury	Total
Interest income	253,462	20,220	273,682
Interest expense	(730)	(163,437)	(164,167)
Inter-segment net interest income	(144,334)	144,334	-
Net interest income	108,398	1,117	109,515
Other income (expense), net	15,577	1,565	17,142
Total income	123,975	2,682	126,657

(Provision for) reversal of credit losses	(744)	314	(430)
Gain (loss) on non-financial assets, net	500	-	500
Operating expenses	(31,183)	(9,491)	(40,674)
Segment profit (loss)	92,548	(6,495)	86,053

Segment assets	5,967,157	1,273,678	7,240,835
Segment liabilities	134,657	6,081,693	6,216,350

	December 31, 2018
	Commercial	Treasury	Total
Interest income	239,976	18,514	258,490
Interest expense	-	(148,747)	(148,747)
Inter-segment net interest income	(130,195)	130,195	-
Net interest income	109,781	(38)	109,743
Other income (expense), net	18,002	(156)	17,846
Total income	127,783	(194)	127,589

(Provision for) reversal of credit losses	(57,621)	106	(57,515)
(Loss) gain on non-financial assets, net	(5,967)	-	(5,967)
Operating expenses	(37,436)	(11,482)	(48,918)
Segment profit (loss)	26,759	(11,570)	15,189

Segment assets	5,734,159	1,858,333	7,592,492
Segment liabilities	12,985	6,588,995	6,601,980

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.	Business segment information (continued)

Re conciliation on info rmatio n on re portable se gme nts

	2020	2019	2018
Profit for the year	63,593	86,053	15,189
Impairment loss on non-financial assets - unallocated	-	-	(4,051)
Total profit for the year	63,593	86,053	11,138

Assets:
Assets from reportable segments	6,282,090	7,240,835	7,592,492
Other assets - unallocated	6,808	8,831	16,693
Total assets	6,288,898	7,249,666	7,609,185

Liabilities:
Liabilities from reportable segments	5,232,264	6,216,350	6,601,980
Other liabilities - unallocated	18,714	17,149	13,615
Total liabilities	5,250,978	6,233,499	6,615,595

The Bank applied IFRS 16, as of January 1, 2019, using the modified retrospective approach to recognize right-of-use assets for $17.4 million presented within equipment and leasehold improvements and lease liabilities for $20.9 million. As of December 31, 2020, assets and liabilities were allocated between Commercial and Treasury segments.

As a result of the adoption of the new standard in the year 2019, certain amounts related to equipment and leasehold improvements and intangibles were reclassified for presentation purposes in the consolidated financial statements.

Geographic information

The geographic information analyses the Bank’s revenue and non-current assets by the Bank’s country of domicile and other countries. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

2020	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Total
Total revenues	7,580	7,054	14,480	13,462	7,142	9,242	8,163	32,034	99,157
Non-current assets*	19,888	129	535	56	-	-	212	591	21,411

2019	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Total
Total revenues	8,649	13,122	18,757	10,348	10,702	13,640	14,889	36,550	126,657
Non-current assets*	20,976	222	1,510	55	-	-	185	725	23,673

2018	Panama	Brazil	Mexico	Colombia	Costa Rica	Ecuador	Argentina	Other	Other
Total revenues	13,913	17,887	14,577	15,440	11,115	10,414	9,959	34,284	127,589
Non-current assets*	6,520	126	1,495	7	-	-	37	134	8,319

 * Includes equipment and lesehold improvements, intangibles and investment properties

Disaggregation of revenue from contract with customers

As of December 31, 2020, 2019, and 2018, respectively, the Bank has no customer, either individually or as group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31, 2020	December 31, 2019
Assets
Demand deposits	3,269	3,812
Loans, net	22,499	49,101
Total asset	25,768	52,913

Liabilities
Time deposits	240,000	120,000
Total liabilities	240,000	120,000

Contingencies
Stand-by letters of credit	28,300	20,000
Loss allowance	(60)	(49)
Total contingencies	28,240	19,951

The detail of income and expenses with related parties is as follows:

	December 31,
	2020	2019	2018
Interest income
Loans	1,390	2,837	2,751
Total interest income	1,390	2,837	2,751
Interest expense
Deposits	(2,961)	(3,927)	(984)
Borrowings and debt (1)	-	(645)	-
Total interest expense	(2,961)	(4,572)	(984)

Net interest income (expenses)	(1,571)	(1,735)	1,767

Other income (expense)
Fees and commissions, net	420	132	1
(Loss) gain on financial instruments, net	-	(41)	41
Other income, net	-	-	1
Total other income, net	420	91	43

Operating expenses
Depreciation of equipment and leasehold improvements	-	(899)	-
Other expenses	-	(409)	(2,287)
Total operating expenses	-	(1,308)	(2,287)
Net income from related parties	(1,151)	(2,952)	(477)

(1)	This caption includes the financial cost relating to leases and depreciation expense for the right-of-use assets that originates from the lease contract with related parties where the Bank acts as a lessee through December 31, 2019.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.	Related party transactions (continued)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2020	2019	2018
Expenses:
Compensation costs to directors	2,033	2,289	2,331
Compensation costs to executives	5,448	3,244	4,943

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

29.	Salaries and other employee expenses

The following table details salaries and other employee expenses:

	December 31,
	2020	2019	2018
Wages and salaries	13,717	13,232	18,487
Payroll taxes	1,722	1,721	2,120
Personnel benefits	5,383	8,867	6,732
Share based payments	640	359	650
Total	21,462	24,179	27,989

A.	Cash and stock-based compensation plans

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.	Salaries and other employee expenses (continued)

A.	Cash and stock-based compensation plan (continued)

During 2020, 2019 and 2018, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Restricted stock – Directors

For the year 2020, the Board of Directors granted 63,000 “Class E” common shares.

During the years 2019 and 2018, the Board of Directors granted 57,000, each year, of “Class E” common shares. The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 29, 2020, April 17, 2019 and April 11, 2018. The fair value of restricted stock granted totaled $727 thousand in 2020, $1.3 million in 2019, and $1.6 million in 2018, of which $306 thousand, $570 thousand and $739 thousand were recognized in profit or loss during 2020, 2019 and 2018, respectively.

The total expense recognized in profit or loss during 2020, 2019 and 2018 of restricted stock – directors amounted $1.1 million, $1.4 million and $1.5 million, respectively. The remaining cost pending amortization of $699 thousand at December 31, 2020 will be amortized over 2.33 years.

Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year.

A summary of restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2018	91,950	27.40
Granted	57,000	28.70
Vested	(45,300)	28.07
Outstanding at December 31, 2018	103,650	27.82
Granted	57,000	22.68
Vested	(51,300)	27.19
Outstanding at December 31, 2019	109,350	25.44
Granted	63,000	11.54
Vested	(40,200)	26.26
Outstanding at December 31, 2020	132,150	18.56
Expected to vest	132,150

The fair value of vested stock during the years 2020, 2019 and 2018 was $1.1 million, $1.4 million and $1.3 million, respectively.

Restricted stock units and stock purchase options granted to certain executives

The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $902 thousand in 2020, $355 thousand in 2019 and $581 thousand in 2018. The distribution of the fair value was in restricted stock units.

Restricted stock units

The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. These stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares “Class E”.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.	Salaries and other employee expenses (continued)

A.	Cash and stock-based compensation plan (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2020, 2019 and 2018, the cost recognized in profit or loss as a result of the amortization of these grants totaled $640 thousand, $359 thousand and $503 thousand, respectively. The remaining compensation cost pending amortization of $583 thousand in 2020 will be amortized over 3.17 years.

A summary of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2018	50,805	21.07
Granted	23,412	24.80
Vested	(49,055)	20.90
Outstanding at December 31, 2018	25,162	24.86
Granted	23,743	14.95
Vested	(6,727)	24.92
Outstanding at December 31, 2019	42,178	19.27
Granted	51,829	17.41
Vested	(12,664)	20.24
Outstanding at December 31, 2019	81,343	17.93	2.59 years	15.71
Expected to vest	81,343	17.93	2.60 years	15.71

The fair value of vested stock during the years 2020, 2019 and 2018 is $256 thousand, $168 thousand, and $1 million, respectively.

Stock purchase options

The Bank´s policy indicates that options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.	Salaries and other employee expenses (continued)

A.	Cash and stock-based compensation plan (continued)

Restricted Stock Units and Stock Purchase Options granted to certain Executives (continued)

Related cost recognized in profit or loss during 2018 as a result of the amortization of these plans amounted to $14 thousand.

A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2018	273,643	27.48
Granted	-	-
Forfeited	(28,315)	29.25
Exercised	(102,918)	24.55
Outstanding at December 31, 2018	142,410	29.25
Outstanding at December 31, 2019	142,410	29.25
Outstanding at December 31, 2020	142,410	29.25	1.11 years	-
Exercisable	142,410	29.25	1.11 years	-
Expected to vest	-	-		-

During 2020 and 2019 there were no options exercised. The intrinsic value of exercised options during the years 2018 was $406 thousand. During 2018, the Bank received $2.5 million from exercised options.

B. Other plans - Expatriate Top Executives Plan

The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2020, 2019 and 2018, the Bank charged to salaries expense $75 thousand, $87 thousand and $102 thousand, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.	Other expenses

	December 31,
	2020	2019	2018
Administrative	4,142	5,560	6,391
Professional services	3,316	3,487	4,293
Maintenance and repairs	2,081	1,770	2,912
Regulatory fees	964	994	1246
Rental - office and equipment	575	658	2,913
Advertising and marketing	100	290	337
Other	344	180	379
Total	11,522	12,939	18,471

31.	Litigation

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

As of December 31, 2020, and 2019, the minimum LCR to be reported to the SBP was 65% and 50%, respectively. The Bank´s LCR as of December 31, 2020 and 2019 was 249% and 131%, respectively.

Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of December 31, 2020, and 2019, the percentage of the liquidity index reported by the Bank to the regulator was 79.99% and 100.36%, respectively.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Applicable laws and regulations (continued)

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulator and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous periods. However, they are under constant review by the Board.

	December 31, 2020	December 31, 2019
Capital funds	1,048,182	1,026,125
Risk-weighted assets	5,187,054	5,937,648
Capital adequacy index	20.21%	17.28%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position established by the SBP. For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity’s assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	December 31, 2020	December 31, 2019
Ordinary capital	912,164	890,106
Non-risk-weighted assets	6,479,416	7,323,187
Leverage ratio	14.08%	12.15%

Specific credit provisions

SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Applicable laws and regulations (continued)

Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.

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

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2020
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,147,846	9,281	10,593	-	-	2,167,720
Financial Institutions:
Private	2,231,742	-	-	-	-	2,231,742
State-owned	476,520	-	-	-	-	476,520
	2,708,262	-	-	-	-	2,708,262
Sovereign	35,415	-	-	-	-	35,415
	4,891,523	9,281	10,593	-	-	4,911,397

Allowance for loan
losses IFRS (*):	34,720	1,857	4,588	-	-	41,165

Loans at FVTPL
Financial Institutions:
Private	4,949	-	-	-	-	4,949
Total loans	4,896,472	9,281	10,593	-	-	4,916,346

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Applicable laws and regulations (continued)

	December 31, 2019
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,487,859	13,595	-	-	61,845	2,563,299
Financial Institutions:
Private	2,692,787	-	-	-	-	2,692,787
State-owned	589,690	-	-	-	-	589,690
	3,282,477	-	-	-	-	3,282,477
Sovereign	47,221	-	-	-	-	47,221
Total	5,817,557	13,595	-	-	61,845	5,892,997

Allowance for loan
losses IFRS (*):	42,396	2,338	-	-	54,573	99,307

As of December 31, 2020, and 2019, there are no restructured loans.

(*) As of December 31, 2020, and 2019, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

For statutory purposes only, non-accruing loans are presented by category as follows:

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	December 31, 2019
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	-	61,845	61,845
Total	-	-	-	-	61,845	61,845

	December 31,	December 31,
	2020	2019
Non-accruing loans:
Private corporations	10,593	61,845
Total non-accruing loans	10,593	61,845

Interest that would be reversed if the loans had been classified as non-accruing loans	351	1,379
Income from collected interest on non-accruing loans	-	631

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision

The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP.

Modified Special Mention loans

SBP Rule No. 2-2020, which as an amendment to Rule 4-2013, with effect on March 31, 2020, allows banks to grant a grace period to customers affected in their businesses, regarding the COVID-19 effects, until June 30, 2020. As of that date, and as a result of an agreement signed between the Government of Panama and the Banking Association of Panama, as well as the issuance of Law No. 156 on moratorium, extended the financial relief to those affected by COVID-19 and who requested it until December 31, 2020. Subsequently, Rule No. 13-2020 which arise as an amendment to Rule No. 2-2020, with effect on October 2020 allows an additional grace of period to the financial relief until June 30, 2021.

On September 11, 2020, the Superintendence of Banks of Panama issued Rule No. 9-2020 amending Rule No. 2-2020 of March 16, 2020, by which, it defines that loans classified as normal and special mention, as well as restructured loans without arrears, may be modified in accordance with the guidelines established herein. Moreover, the loans amended in normal and special mention categories shall be classified in "modified special mention" category for the purpose of determining the respective provisions. Modified restructured loans in the substandard, doubtful or unrecoverable categories shall maintain the credit classification they had at the time of their modification with their respective provision.

In accordance with the Rule referred to in the preceding paragraph, about the modified special mention loan portfolio, banks will create a provision equivalent to the highest value between the IFRS provision of the modified special mention category and a generic provision equivalent to three percent (3%) of the gross balance of the modified loan portfolio, including uncollected accrued interest and capitalized interests; modified loans secured with deposits pledged in the same bank may be excluded from this calculation up to the secured amount. For this, the following scenarios will be considered:

1.	In cases where the IFRS provision is equal to or greater than the generic provision of 3% established herein, the Bank will record the corresponding IFRS provision in the profit or loss of the year.

2.	In cases where the IFRS provision is less than the generic provision of 3% established herein, the Bank will record such IFRS provision in the profit or loss and the difference must be record in the results or in a regulatory reserve in equity, taking into consideration the following aspects:

i.	When the IFRS provision is equal to or greater than 1.5%, the Bank must record such IFRS provision in the profit or loss. Likewise, the difference to complete the 3% of the generic provision established herein must be recorded in a regulatory reserve in equity.

ii.	When the IFRS provision is less than 1.5%, the Bank must ensure that this percentage is completed and recorded in the profit or loss. Likewise, the difference to complete the 3% of the generic provision established herein must be recorded in a new regulatory reserve in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.	Applicable laws and regulations (continued)

Modified special mention loans (continued)

In accordance with the requirements of Article 4-E of Rule No. 9-2020, a detail of the portfolio of modified special mention category loans and their respective provisions and regulatory reserves as of December 31, 2020, classified according to the three-stage model of IFRS 9 follows:

Modified special mention loans (continued)

	Stage 1	Stage 2	Stage 3	Total

Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable	-	7	-	7
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions Rule No. 9-2020	-	8,836	-	8,836

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

* Because IFRS 9 provision for modified special mention loans by $1.7million exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020, the Bank does not require additional complementary equity reserves to the existing provision.

As part of the Bank's risk management, both individual and collective analyzes of the condition of the loans have been developed, including the segmentation of the portfolio in order to identify the employment situation or the opening of economic activity of each client and define who will be able to meet their bank obligations, who will have difficulties in doing so and who will definitely not be able to meet and thus determine if there has been a significant increase in risk and classify those loans according to the corresponding impairment stage. Additionally, different agreements have been reached with clients based on the individual analysis of their ability to generate the cash flows necessary to meet their obligations.

As of December 31, 2020, the modified special mention loan has complied with its contractual payments of the loan agreement.

It is important to note that in addition to the modified special mention loan, the Bank maintains corporate loans in Substandard category and that they embraced to the moratorium of Law No. 156 of June 30, 2020. As of December 31, 2020, these loans carrying amount is $10.9 million (including interest) and present interest payments with a default of up to 30 days.

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

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.

As of December 31, 2020, and 2019, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	December 31, 2020	December 31, 2019
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.3 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

33.	Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the fourth quarter of 2020. The cash dividend was approved by the Board of Directors at its meeting held on February 12, 2021 and it was paid on March 10, 2021 to the Bank’s stockholders as of February 23, 2021 record date.