Form 20-F
period 2021-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2022-04-28
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 20-F
________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report____________________
For the transition period from ______ to _______
Commission File Number 1-11414
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.	REPUBLIC OF PANAMA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
________________________________________
Torre V, Business Park
Avenida La Rotonda, Urb. Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of principal executive offices)
________________________________________
Ana Graciela de Méndez
Chief Financial Officer
+507 210-8500
Email address: amendez@bladex.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person
________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class E Common Stock	BLX	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
________________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,342,189	Shares of Class A Common Stock
2,089,075	Shares of Class B Common Stock
27,799,882	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,231,146	Total Shares of Common Stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No
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

Summary of Risk Factors

The Bank’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by, a number of risks and uncertainties, including risks relating to the nature of the Bank's business as a financial institution and its operations in the Region. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to the Bank’s Business

•The ongoing effects of the COVID-19 pandemic may adversely affect the Bank’s businesses and results of operations.

•Bladex faces liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

•The Bank’s allowance for losses on financial instruments could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.

•The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

•The Bank faces interest rate risk that may be caused by the mismatch in maturities of interest-earning assets and interest-bearing liabilities. If not properly managed, this mismatch can reduce net interest income as interest rates fluctuate.

•The Bank’s Commercial Portfolio may decrease or may not grow as expected. Additionally, growth in the Bank’s Commercial Portfolio or other factors, including those beyond the Bank’s control, may expose the Bank to increases in its allowance for expected credit losses.

•Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations.

•Certain benchmark rates, including LIBOR and EURIBOR, may be discontinued or reformed in the future.

•The market continues to develop in relation to SOFR as a reference rate for Floating Rate Notes.

•SOFR differs from LIBOR in a number of material respects and have a limited history.

•The administrator of SOFR may make changes that could change the value of SOFR or discontinue SOFR.

•Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect its results of operations.

•The Bank’s businesses rely heavily on data collection, management and processing, and information systems, several of which are provided by third parties. Operational failures or security breaches with respect to any of the foregoing could adversely affect the Bank, including the effectiveness of its risk management and internal control systems. Additionally, the Bank may experience cyberattacks or system defects and failures (including failures to update systems), viruses, worms, and other malicious software from computer “hackers” or other sources, which could unexpectedly interfere with the operation of the Bank’s systems.

•Operational problems or errors can have a material adverse impact on the Bank’s business, financial condition, reputation, results of operations and cash flows.

•Any delays or failure to implement business initiatives that the Bank may undertake could prevent the Bank from realizing the anticipated revenues and benefits of these initiatives.

•The Bank’s hedging strategy may not be able to prevent losses.

•Any failure to remain in compliance with applicable banking laws or other applicable regulations in the jurisdictions in which the Bank operates could harm its reputation and/or cause it to become subject to fines, sanctions or legal enforcement, which could have a material adverse effect on the Bank’s business, financial condition and results of operations.

•The perception of Panama by certain international financial regulatory bodies as a jurisdiction with increased susceptibility to shortcomings in financial compliance may result in increased international regulatory requirements or adverse publicity which may adversely affect the Panamanian financial sector and the Panamanian economy and, consequently, the Bank's financial condition and results of operation.

•Any failure to comply with anti-money laundering, anti-corruption, anti-bribery and anti-terrorist financing laws and regulations could damage the Bank’s reputation and/or expose the Bank to penalties.

•Expansion and/or enforcement of U.S. economic or financial sanctions, requirements or trade embargoes could have a material adverse effect on the Bank.

•Changes in applicable law and regulation may have a material adverse effect on the Bank.

•Any failure by the Bank to maintain effective internal control over financial reporting may adversely affect investor confidence and, as a result, the value of investments in the Bank's securities.

•The Bank makes estimates and assumptions in connection with the preparation of its Consolidated Financial Statements, and any changes to those estimates and assumptions could have a material adverse effect on its operating results.

•The loss of senior management, or the Bank’s ability to attract and maintain key personnel, could have a material adverse effect on it.

•Performance in the financial services industry is affected by market conditions and the macroeconomic climate.

•Financial institutions such as the Bank are facing increased scrutiny on climate and broader environmental, social and governance (ESG)- related issues from governments, regulators, shareholders and other bodies, leading to reputational and other risks.

Risks Relating to the Region

•The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic developments in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.

•The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs, supply chain disruptions or other restrictions or impediments affecting foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.

•The Region’s economies remain vulnerable to inflationary pressures, which have intensified since 2021 as a result of a number of factors, including the revitalization of demand for consumer goods, labor shortages and supply chain issues, which in turn have affected fiscal and monetary policies. Rising inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.

•Local country foreign exchange controls or currency devaluation, and rising inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

•A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the oil and gas and agribusiness sectors in the Region. Lending in these sectors presents unique risks related to commodities pricing.

•A downgrade in the Bank’s credit ratings may adversely affect its funding costs, access to capital, access to loan and debt capital markets, liquidity and, as a result, its business and results of operations. Increased risk perception in countries in the Region where the Bank has large credit exposures could have an adverse impact on the Bank’s credit ratings.

•Climatic and natural phenomena such as earthquakes and floods may adversely affect lending volume and the quality of the Loan Portfolio.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•the evolution of COVID-19 pandemic, including its duration and remaining impact on financial markets and economic conditions both in Latin America and the Caribbean (the “Region”) and globally, as well as on the Bank’s business, results of operations, financial condition and prospects;

•Changes in global economic conditions, including but not limited, the geopolitical crisis on the Russian-Ukrainian conflict, its sanctions and trade embargos, its impact on commodities prices, currency exchange rates and monetary policy uncertainties;

•general economic, political and business conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate

•the Bank’s ability to grow its Credit Portfolio, which consists of the Commercial Portfolio and the Investment Portfolio (as defined herein);

•the Bank’s ability to increase the number of its clients;

•the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;

•the effects of changing interest rates, inflation, exchange rates and the macroeconomic environment in the Region on the Bank’s financial condition;

•the risks related to the discontinuation of the London Interbank Offered Rate (“LIBOR”) and other reference rates, and the related replacement of those rates with other reference rates available in the market, such as the Secured Overnight Financing Rate ("SOFR"), including increased expenses, litigation and the effectiveness of hedging strategies;

•the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy;

•anticipated profits and return on equity in future periods;

•the Bank’s level of capitalization and debt;

•the implied volatility of the Bank’s Treasury profits;

•levels of defaults by borrowers and the adequacy of the Bank’s allowance for losses on financial instruments and the measure of its expected credit loss model;

•the availability and mix of future sources of funding for the Bank’s lending operations;

•the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals;

•management’s expectations and estimates concerning the Bank’s future financial performance, financing, plans and programs, and the effects of competition;

•government regulations and tax laws and changes therein;

•increases in applicable compulsory reserve and deposit requirements;

•the effectiveness of the Bank’s risk management policies;

•failure in, or breach of, the Bank’s operational or security systems or infrastructure;

•regulation of the Bank’s business and operations on a consolidated basis;

•the effects of possible changes in economic or financial sanctions, requirements, or trade embargoes, changes in international trade, tariffs, restrictions or policies;

•credit and other risks of lending and investment activities; and

•the Bank’s ability to sustain or improve its operating performance.

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2022 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not required in this Annual Report.
Item 2.    Offer Statistics and Expected Timetable
Not required in this Annual Report.
Item 3.    Key Information
A.     Reserved
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
Risks Relating to the Bank’s Business

The ongoing effects of the COVID-19 pandemic may adversely affect the Bank’s businesses and results of operations.

The COVID-19 pandemic and its effect on the global economy have continued to impact the Bank's customers and organization, and the future effects of the COVID-19 pandemic remain uncertain. COVID-19 necessitated governments, including in the Region, to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. It has affected countries within the Region at different times and to varying degrees as it has developed. The resulting government support measures and restrictions have created additional challenges given the rapid pace of change and significant operational demands. Renewed outbreaks, particularly those resulting from the emergence of new variants of the virus, emphasize the ongoing threat of COVID-19 and could result in further tightening of government restrictions.

Over the course of 2021, government restrictions across several countries in the Region were gradually unwound, allowing the Region's economy to stage an overall recovery from levels recorded in 2020. While government restrictions were re-imposed toward the end of 2021 in many countries in response to the Omicron variant, they have generally been less restrictive than those that were imposed during previous waves of the pandemic.

The global vaccination roll-out in 2021 helped reduce the social and economic impact of the COVID-19 pandemic, although there has been significant divergence in the speed at which vaccines have been deployed throughout the Region. Certain countries in the Region have now vaccinated a large proportion of their populations, but many less developed countries have struggled to secure supplies and are at an earlier stage of their roll-out. By the end of 2021, high vaccination rates had ensured that many COVID-19-related restrictions on activity in certain markets had been lifted and travel constraints were easing. However, the emergence of the Omicron variant and various Omicron subvariants, which proved to be more contagious and able, to a certain extent, to evade vaccine immunity, demonstrated the risk that new variants pose and led governments to reintroduce restrictions. A full return to pre-pandemic levels of social interaction across all the Bank's key markets is therefore, unlikely in the short to medium term. There remains a divergence in approach taken by countries with regards to the level of restrictions on activity and travel imposed in response to the pandemic. Diverging approaches to future pandemic waves could prolong or worsen supply chain and international travel disruptions.

Mismatches between the supply and demand of goods and services contributed to a rise in inflation in 2021. Central banks in major markets, as well as markets in the Region, are expected to raise interest rates, but those increases are expected to be gradual and monetary policy is expected to remain generally accommodative. Policy tightening in certain markets in the Region has already begun in order to counteract rising inflation and the risk of capital outflows. Governments are also expected to reduce the level of fiscal support they offer households and businesses as the appetite for broad lockdowns and public health restrictions decreases. Government debt has risen in most advanced economies, as well as economies in the Region, and is expected to remain high into the medium term. High government debt burdens have raised fiscal vulnerabilities, increasing the sensitivity of debt service costs to interest rate increases and potentially reducing the fiscal space available to address any future economic downturns.

Economic growth in the Bank's major markets is expected to slow in 2022 to more sustainable rates, contingent on the successful further containment of the virus, the continued roll-out of vaccination programs, and the evolution of other major risks.

There remains a material risk of a renewed decrease in economic activity, particularly in countries with low vaccination rates. The economic effects from COVID-19 may include increasing inequality across markets, which may leave the burden on governments and central banks to continue providing fiscal and monetary stimulus, possibly in a more targeted manner than seen during 2020 and 2021. After financial markets suffered a sharp decrease in the early phases of the pandemic, they rebounded but remain volatile. Depending on the long-term impact on global economic growth, financial asset prices may continue to suffer.

The operational support functions on which the Bank relies are based in a number of countries in the Region, some of which were particularly affected by the COVID-19 pandemic during 2021. The COVID-19 pandemic may cause the Bank in the future to institute office closures and remote working arrangements for its employees and staff, which could have a material adverse effect on productivity. The Bank continues to monitor the pandemic, in particular in those countries and regions where infections are most prevalent and/or where travel restrictions are in place.

Despite the ongoing overall economic recovery from 2020 levels, significant uncertainties remain in assessing the duration and impact of the COVID-19 pandemic, including where government restrictions are reimposed as a result of further outbreaks of the virus, in particular those outbreaks which result from the emergence of new variants. There is a risk that economic activity remains below pre-pandemic levels for a prolonged period and this could have a material adverse effect on the Bank's financial condition, results of operations, prospects, liquidity, capital position and credit ratings.

Since the onset of the COVID-19 pandemic in 2020, the negative economic conditions arising from the pandemic have negatively impacted the Bank’s financial results, in particular during 2020, in various respects, including requiring it to implement policies focused substantially on maintaining liquidity and therefore not allowing the Bank to grow its Credit Portfolio in line with growth in previous years, which resulted in a reduction in the Bank’s net interest and fee income during 2020 compared to 2019. While the Bank was able to once again grow its Credit Portfolio in 2021 as a result of the improving economic outlook of the Region, the Bank still faces the ongoing effects of the COVID-19 pandemic may adversely affect its business and results of operations.
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
Turmoil in the international financial markets, including but not limited to conditions surrounding the ongoing COVID-19 pandemic and the ongoing war in Ukraine, could negatively impact liquidity in such financial markets, reducing the Bank’s access to credit or increasing its cost of funding, which could lead to tighter lending standards. The occurrence of these unfavorable market conditions could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition.
As of December 31, 2021, 49% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 27% of the Bank’s deposits represented deposits from private sector commercial banks and financial institutions, 13% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 11% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some private or state-owned international banks cease to provide deposits to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.
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
Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to the ongoing effects of the COVID-19 pandemic, volatility in commodity prices, trade volumes and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.
Furthermore, although most of the Bank’s Investment Portfolio is kept at amortized cost, with the intention to be held to maturity, the Bank cannot predict the amount of realized or unrealized gains or losses on its financial instruments for any future period. Gains or losses on the Bank’s Investment Portfolio may not contribute to its net revenue in the future or may cease to contribute to its net revenue at levels consistent with more recent periods. The Bank may not successfully realize the appreciation or depreciation now existing in its consolidated Investment Portfolio or in any assets of such portfolio.
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
The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other possible factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. As of December 31, 2021, the Bank’s Commercial Portfolio increased 18% to $6,540 million, from $5,551 million as of December 31, 2020, due to higher lending origination year-over-year, as the Bank had implemented conservative measures in 2020 favoring liquidity and stricter credit underwriting standards, in each case in order to confront the adverse market conditions related to the COVID-19 pandemic. This higher volume of lending origination was also driven by higher demand from economic recoveries in most countries in the Region, together with higher trade volumes and commodity prices. Increases in the Bank’s lending activity led to corresponding increases in the Bank's funding activities as well as an increase in provisions for credit losses. As a result, in 2021 the Bank focused its increased lending origination on portfolio diversification, preserving the high quality of borrowers and an emphasis on sectors which management considers defensive in the 2021 economic context (such as financial institutions and industries tied to commodity-related sectors, which have performed well due to elevated prices and trade flows).
Furthermore, any future expansion of the Bank’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of the impaired loans in its total Loan Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses, all of which could be negatively impacted by the effects of the COVID-19 pandemic. See "The ongoing effects of the COVID-19 pandemic may adversely affect the Bank’s businesses and results of operations." These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations.
On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021 and confirmed on March 5, 2021 that most LIBOR benchmark tenors would cease or cease to be representative benchmarks from December 31, 2021 or (in the case of certain tenors of USD LIBOR only) from June 30, 2023. Fundamental reform of significant interest rate benchmarks is being undertaken globally, including the replacement of IBORs with certain alternative reference rates (“ARRs”). Significant progress has been made by regulators, industry bodies and market participants to introduce and implement the Secured Overnight Financing Rate (“SOFR”) as a replacement rate for U.S. dollar LIBOR. Due to the nature of its business, the Bank’s portfolio mainly consists of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD LIBOR only) on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. If an alternative reference rate such as SOFR has not achieved sufficient market acceptance when the publication of the principal tenors of U.S. dollar LIBOR is discontinued, or if market participants have not otherwise implemented effective transitional arrangements to address that discontinuation, this could result in widespread dislocation in the financial markets, volatility in the pricing of securities, derivatives and other instruments, and the suppression of capital markets activities, all of which could have a negative impact on the Bank’s results of operations and on U.S. dollar LIBOR-linked securities, credit or other instruments which are issued, funded, serviced or held by the Bank. There is uncertainty over the timing and the methods of transition. The Bank anticipates that IBOR reform will impact its risk management and hedge accounting.
The LIBOR administrator ceased publication of non-USD LIBOR and one-week and two-month USD LIBOR on a representative basis on December 31, 2021, with plans to cease publication of all other USD LIBOR tenors on June 30, 2023. As a result, the Bank ceased entering into new contracts referencing USD LIBOR as of January 1, 2022, other than for limited purposes as permitted by regulatory guidance. It remains unclear what benchmark rate or rates may develop as accepted alternatives to LIBOR, or what the effect of any such changes may have on the markets for LIBOR-based financial instruments. Although certain ARRs have been proposed to replace LIBOR and other IBORs, such as the SOFR, market and client adoption of alternatives may vary across or within categories of contracts, products and services, resulting in market fragmentation, decreased trading volumes and liquidity, increased complexity and modeling and operational risks. ARRs have compositions and characteristics that differ significantly from the benchmarks they may replace, in some cases have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace. Additionally, most ARRs are calculated on a compounded or weighted-average basis, involve complex billing and reconciliation and, unlike IBORs, do not reflect bank credit risk and therefore may require a spread adjustment. The market transition from IBORs to ARRs is complex and there are important differences between the fallbacks, triggers and calculation methodologies being implemented in cash and derivatives markets (including within cash markets). Any mismatch between the adoption of ARRs in loans, securities and derivatives markets may impact hedging or other financial arrangements the Bank has implemented, and as a result the Bank may experience unanticipated market exposures. There can be no assurance that ARRs will be comparable or adequate alternatives to IBORs or perform in the same way, that existing assets and liabilities based on or linked to IBORs will transition successfully to ARRs, of the timing of adoption and degree of integration and acceptance of ARRs in the financial markets, or of the future availability or representativeness of such ARRs.
Moreover, investors, counterparties and other market participants may not consider the new ARRs to be a suitable substitute or successor for all of the purposes for which these benchmarks have historically been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, reduce their market acceptance. Any failure of the alternative rates to gain broad market acceptance could adversely affect market demand for the Bank’s products or securities linked to such ARRs and thus market prices of those instruments. As part of its transition, the Bank is relying or has relied on guidance provided by the accounting standard setters related to the transition away from LIBOR. In the event that such guidance is insufficient or otherwise unable to be implemented as intended, LIBOR transition could disrupt the Bank’s hedge accounting relationships and/or lead to increased costs in connection with determining whether contract amendments result in a modification or an extinguishment from an accounting perspective. Changes in observability of the ARRs could impact the fair value hierarchy classification of financial instruments and contracts.
Furthermore, the discontinuation of IBORs, including LIBOR, requires the Bank to transition a significant number of IBOR-based products and contracts, including related hedging arrangements (the “IBOR Products”). Although, a majority of the aggregate notional amount of the Bank's LIBOR-based products and contracts include or have been updated to include fallbacks to ARRs, the transitioning of certain contracts, products and clients will be more complex. While some of these outstanding IBOR Products include fallback provisions to ARRs, some of these products and contracts do not include fallback provisions or adequate fallback mechanisms and require remediation to modify their terms. Litigation, disputes or other action may occur as a result of the interpretation or application of legislation, if applicable, if there is an overlap between legislation introduced in different jurisdictions. There is no guarantee that any current legislative proposals to address the discontinuation of IBORs will become law and no assurance that the Bank and other market participants will be able to successfully modify all outstanding IBOR-based products or be adequately prepared for a discontinuation of an IBOR at the time such IBOR may cease to be published or otherwise discontinued. Also, there can be no assurance that existing or new provisions for successor rates in the Bank’s IBOR-based products will include adequate methodologies for adjustments or that the characteristics of the successor rates will be similar to or produce the economic equivalent of the benchmarks they seek to replace. These changes may adversely affect the yield on loans or securities held by the Bank, amounts paid on securities the Bank has issued, amounts received and paid on derivatives the Bank has entered into, the value of such loans, securities or derivative instruments, the trading market for such products and contracts, and the Bank’s ability to effectively use hedging instruments to manage risk. Furthermore, there is no guarantee that liquidity in ARR-based products will develop, and it is possible that ARR-based products will perform differently to IBOR-based products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of the Bank’s ARR-based assets. Certain impacted clients, counterparties and other market participants may refuse, delay, or lack operational readiness to transition to ARRs, resulting in the risk that some contracts and products may not transition to an ARR before discontinuation of the relevant IBOR, exposing the Bank to financial, operational, supervisory, conduct and legal risks.
The Bank has launched, and expects to continue to develop, launch and support, ARR-based products and services. The transition to ARR-based products is complex and involves client and financial contract changes, internal and external communication, technology and operations modifications, industry and regulatory engagement, migration of existing clients, execution of business strategy and governance. New financial products linked to ARRs may be less liquid, result in mispricing and additional legal, financial, tax, operational, market, compliance, reputational, competitive or other risks to the Bank, its clients and other market participants. There is no guarantee that liquidity in ARR-based products will develop, and it is possible that ARR-based products will perform differently to IBOR Products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of the Bank's ARR-based assets.
Finally, failure to meet industry-wide IBOR transition milestones and to cease issuance of IBOR Products by relevant cessation dates may, subject to certain regulatory exceptions, result in supervisory enforcement by applicable regulators, increase the Bank's cost of, and access to, capital and other consequences. In addition, IBOR Products held by the Bank’s may become less liquid as the transition process develops, and other unforeseen consequences may arise if such products are held beyond relevant cessation dates.

If any of these risks materialize they could have a material adverse effect on the Bank's business, financial condition, results of operations, prospects and customers.
Certain benchmark rates, including LIBOR and EURIBOR, may be discontinued or reformed in the future.
LIBOR, the Euro Interbank Offered Rate (“EURIBOR”) and other interest rate or other types of rates and indices which are deemed to be benchmarks are the subject of ongoing national and international regulatory discussions and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented.
Regulation (EU) No. 2016/1011 (the “EU Benchmarks Regulation”) applies, subject to certain transitional provisions, to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the EU. Regulation (EU) No. 2016/1011 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Benchmarks Regulation”) applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the UK. The EU Benchmarks Regulation or the UK Benchmarks Regulation, as applicable, could have a material impact on any Notes linked to LIBOR, EURIBOR or another benchmark rate or index, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the terms of the EU Benchmark Regulation or UK Benchmark Regulation, and such changes could (amongst other things) have the effect of reducing or increasing the rate or level, or affecting the volatility of the published rate or level, of the benchmark. More broadly, any of the international, national or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the discontinuance or unavailability of quotes of certain “benchmarks”.
As an example of such benchmark reforms, the UK Financial Conduct Authority announced on July 27, 2017 that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and confirmed on March 5, 2021 that most LIBOR benchmark tenors would cease or cease to be representative benchmarks from December 31, 2021 or (in the case of certain tenors of USD LIBOR only) from June 30, 2023. On March 5, 2021, the administrator for LIBOR (the ICE Benchmark Administration or IBA) similarly announced that it would cease the publication of the relevant LIBOR settings on December 31, 2021 or June 30, 2023, unless the FCA exercises its proposed new powers (which are included in the current UK Financial Services Bill as proposed amendments to the UK Benchmarks Regulation) to require the IBA to continue publishing such LIBOR settings using a changed methodology (also known as a “synthetic” basis). Such announcements indicate that LIBOR will not continue in its current form and the UK Financial Conduct Authority announcement of March 5, 2021 indicated that it is currently contemplating that any “synthetic” basis, if adopted, would be limited to a small number of currencies and settings. In addition, on November 29, 2017, the Bank of England and the FCA announced that, from January 2018, its working group on Sterling risk-free rates had been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021.
On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.
The elimination of any benchmark, or changes in the manner of administration of any benchmark, could require or result in an adjustment to the interest calculation provisions of the Conditions (as further described in Condition 3(b)(x) (Benchmark Replacement (Independent Advisor)), or result in adverse consequences to holders of any Notes linked to such benchmark (including Floating Rate Notes whose interest rates are linked to any benchmark that is subject to reform). Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to such benchmark may adversely affect such benchmark during the term of the relevant Notes, the return on the relevant Notes and the trading market for securities (including the Notes) based on the same benchmark.
The “Terms and Conditions of the Notes” provide for certain fallback arrangements in the event that a published benchmark (including any page on which such benchmark may be published (or any other successor service)) becomes unavailable or a Benchmark Event or a Benchmark Transition Event (each as defined in the Conditions), as applicable, otherwise occurs. Such an event may be deemed to have occurred prior to the issue date for a Series of Notes. Such fallback arrangements include the possibility that the rate of interest could be set by reference to a successor rate or an alternative rate and that such successor rate or alternative reference rate may be adjusted (if required) in accordance with the recommendation of a relevant governmental body or in order to reduce or eliminate, to the extent reasonably practicable in the circumstances, any economic prejudice or benefit (as applicable) to investors arising out of the replacement of the relevant benchmark, although the application of such adjustments to the Notes may not achieve this objective. Any such changes may result in the Notes performing differently (which may include payment of a lower interest rate) than if the original benchmark continued to apply. In certain circumstances the ultimate fallback of interest for a particular Interest Period may result in the rate of interest for the last preceding Interest Period being used.
This may result in the effective application of a fixed rate for Floating Rate Notes based on the rate which was last observed on the Relevant Screen Page. In addition, due to the uncertainty concerning the availability of successor rates and alternative reference rates and the involvement of an Independent Adviser (as defined in the Conditions), the relevant fallback provisions may not operate as intended at the relevant time.
Any such consequences could have a material adverse effect on the value of and return on any such Notes.
Investors should consult their own independent advisers and make their own assessment about the potential risks imposed by the Benchmark Regulation reforms or possible cessation or reform of certain reference rates in making any investment decision with respect to any Notes linked to or referencing a benchmark.
The market continues to develop in relation to SOFR as a reference rate for Floating Rate Notes.
Investors should be aware that the market continues to develop in relation to SOFR as a reference rate in the capital markets and its adoption as an alternative to U.S. Dollar LIBOR. In particular, market participants and relevant working groups are exploring alternative reference rates based on SOFR, including term SOFR reference rates (which seek to measure the market’s forward expectation of an average SOFR rate over a designated term). The continued development of Compounded Daily SOFR rates as interest reference rates for the Eurobond markets, as well as continued development of SOFR based rates for such market and the market infrastructure for adopting such rates, could result in reduced liquidity or increased volatility or could otherwise affect the market price of the Notes.
The use of Compounded Daily SOFR as a reference rate continues to develop both in terms of the substance of the calculation and in the development and adoption of market infrastructure for the issuance and trading of bonds referencing Compounded Daily SOFR. In particular, investors should be aware that several different SOFR methodologies have been used in SOFR linked notes issued to date and no assurance can be given that any particular methodology, including the compounding formula in the terms and conditions of the Notes, will gain widespread market acceptance.
The market or a significant part thereof may adopt an application of SOFR that differs significantly from that set out in the Terms and Conditions as applicable to the Notes. Furthermore, the Issuer may in future issue Notes referencing SONIA or SOFR that differ materially in terms of interest determination when compared with the Notes. In addition, the manner of adoption or application of SOFR reference rates in the bond markets may differ materially compared with the application and adoption of SOFR in other markets, such as the derivatives or loan markets. Noteholders should carefully consider how any mismatch between the adoption of SOFR reference rates across these markets may impact any hedging or other financial arrangements which they may put in place in connection with any acquisition, holding or disposal of Notes referencing Compounded Daily SOFR.
SOFR differs from LIBOR in a number of material respects and have a limited history.
Compounded Daily SOFR differs from LIBOR in a number of material respects, including that Compounded Daily SOFR is a backwards-looking, compounded, risk-free overnight rate, whereas LIBOR is expressed on the basis of a forward-looking term and includes a risk-element based on inter-bank lending. As such, investors should be aware that LIBOR and SOFR may behave materially differently as interest reference rates for the Notes. Furthermore, SOFR is a secured rate that represents overnight secured funding transactions, and therefore will perform differently over time to LIBOR which is an unsecured rate. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmarks or other market rates.
Publication of SOFR in its current form began in April 2018 and therefore has a limited history. The future performance of SOFR may therefore be difficult to predict based on the limited historical performance. The level of SOFR during the term of the Notes may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR such as correlations, may change in the future.

Furthermore, the Interest Rate is only capable of being determined at the end of the relevant Reference Period and immediately prior to the relevant Interest Payment Date. It may be difficult for Noteholders to estimate reliably the amount of interest which will be payable on the Notes, and some investors may be unable or unwilling to trade such Notes without changes to their IT systems, both of which factors could adversely impact the liquidity of the Notes. Further, in contrast to LIBOR-based Notes, if the Notes become due and payable as a result of an Event of Default under Condition 7 (Events of Default), or are otherwise redeemed early on a date which is not an Interest Payment Date, the final Interest Rate payable in respect of the Notes shall be determined by reference to a shortened period ending immediately prior to the date on which the Notes become due and payable.
The administrator of SOFR may make changes that could change the value of SOFR or discontinue SOFR.
The New York Federal Reserve (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on the Notes will apply). The administrator has no obligation to consider the interests of Noteholders when calculating, adjusting, converting, revising or discontinuing SOFR.
Increased competition and banking industry consolidation could limit the Bank’s ability to grow and may adversely affect its results of operations.
Most of the competition the Bank faces in its business comes from domestic and international banks, and in particular European, North American and Asian institutions. Many of these banks have substantially greater resources than the Bank, may have better credit ratings, and may have access to less expensive funding than the Bank does. It is difficult to predict how increased competition will affect the Bank’s growth prospects and results of operations.
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
Globalization of the capital markets and financial services industries exposes the Bank to further competition. To the extent the Bank expands into new business areas and new markets, the Bank may face competitors with more experience and more established relationships with clients, regulators and industry participants in the relevant market, as well as less expensive funding, which could adversely affect the Bank’s ability to compete. The Bank’s ability to grow its business and therefore, its earnings, may be affected by these competitive pressures.
The Bank also faces competition from local financial institutions which increasingly have access to as good or better resources than the Bank. Local financial institutions are also clients of the Bank and there is complexity in managing the balance when a local financial institution is both a client and a competitor. Additionally, many local financial institutions are able to gain direct access to the capital markets and low-cost funding sources, threatening the Bank’s historical role as a provider of U.S. dollar funding.
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
In addition, as a result of the COVID-19 pandemic, the Bank has and expects to continue to implement remote working policies in order to protect the health of its employees and staff. These arrangements have necessitated new and increased reliance on information technology, such as videoconferencing and other infrastructure. As a result, the Bank has faced and will continue to face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While the Bank has taken measures to manage these risks, such measures have never been tested on the scale or duration that the Bank is currently experiencing, and there is risk that these measures will prove not to have been effective in the current unprecedented operating environment. Any failure or hacking of these and other systems could materially and adversely affect the Bank’s business and operations.
The Bank’s ability to remain competitive depends in part on its ability to upgrade its information technology on a timely and cost-effective basis. The Bank continually makes investments and improvements in its information technology infrastructure in order to remain competitive, improve efficiency, reduce the risk of error and improve the client. The Bank may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of its information technology infrastructure. Any failure to effectively improve or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on the Bank. The Bank’s reputation could also suffer if the Bank is unable to protect its customers’ information from being used by third parties for illegal or improper purposes.
For financial institutions, cybersecurity risks have increased due to the widespread use of digital technologies, cloud computing and mobile devices to conduct financial business and transactions. In addition, cyberattacks by hackers, terrorists, criminal organizations, nation states and extremists have also increased in frequency and sophistication. Current geopolitical tensions also may lead to increased risk of cyberattack from foreign state actors. In particular, the Russian invasion of Ukraine and the imposition of significant sanctions on Russia by the United States, Switzerland, the EU, the UK and others may result in an increase in the risk of cyberattacks.
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
The perception of Panama by certain international financial regulatory bodies as a jurisdiction with increased susceptibility to shortcomings in financial compliance may result in increased international regulatory requirements or adverse publicity which may adversely affect the Panamanian financial sector and the Panamanian economy and, consequently, the Bank's financial condition and results of operation.
Supranational organizations rate jurisdictions for tax transparency, governance, real economic activity, corporate tax rate, prevention of money laundering, financing of terrorism, among others. Depending on prevailing international regulatory concerns, certain countries that are considered to less than adequately cooperate with such supranational organizations may be put on a “grey” or “black” list. From time to time in the recent past, Panama has been included or threatened with inclusion on these aforementioned lists. For example, from June 2014 until February 2016, Panama was included in the “grey” list of the Financial Action Task Force (“FATF”). In June 2019, Panama was once again included on the FATF “grey” list and as of the date of this annual report continues to be included in such list. In March 2022, the FATF expressed significant concern about the fact that Panama failed to fully address remaining measures in its action plan that aimed to resolve swiftly the identified strategic deficiencies in its regime to counter money laundering, terrorist financing, and proliferation financing, which fully expired in January 2021. The FATF has urged Panama to demonstrate progress in completing its action plan by June 2022 or otherwise the FATF will consider to take additional measures against the country. Such additional measures could include for the FATF calling on its members and urging all jurisdictions to apply enhanced due diligence to business relations and transactions with Panama. The Bank cannot assure you that Panama will be able to exit the FATF “grey” list at all or, if it is able to do so, if its exit will occur in a comparable period of time, if at all.

In addition, in February 2019 the European Commission proposed to include Panama, together with other 22 countries, in a blacklist of nations determined by the European Commission to have lax controls against terrorism financing and/or money laundering. Although that proposal was not initially approved by the country members of the European Union, the European Commission later announced in May 2020 that it had added Panama to its blacklist. Further, during 2017, the EU Economic and Financial Affairs Council, or ECOFIN, released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Panama’s adherence to the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) in 2017 notwithstanding, on February 18, 2020 the European Union finance ministers added Panama to its list of non-cooperative jurisdictions for tax purposes for allegedly having shortcomings over exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. Inclusion on these lists may result in significant reputational damage. Furthermore, inclusion on the European Union list for non-cooperative jurisdictions allows EU member states to implement defensive measures to protect their tax revenue and fight against tax fraud, evasion and abuse.
The government of Panama has implemented several initiatives to strengthen its regulatory framework, such as the enactment and subsequent amendment of Law No. 23 in 2015 to create a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction.
Nevertheless and depending on international regulatory concerns, continued efforts by Panama to adopt additional regulatory reform may not be readily accepted by international financial regulatory bodies.
In the event Panama is included in any such “grey” list or “black” list, even if such inclusion is later rescinded, the resulting reputational and regulatory consequences may adversely affect the Panamanian economy and, consequently, the Bank's financial condition and results of operation. Moreover, measures imposed by supranational organizations against “grey-” or “black-” listed jurisdictions may also include the enactment of substantive laws and regulations with which the Bank and other participants in the Panamanian financial sector may be obligated to comply. These additional laws and regulations, as well as any international standards adopted therewith, could increase regulatory costs or otherwise have a material adverse effect on the Bank’s business, financial condition and results of operation.
Any failure to comply with anti-money laundering, anti-corruption, anti-bribery and anti-terrorist financing laws and regulations could damage the Bank’s reputation and/or expose the Bank to penalties.
Financial crime is continually evolving and has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-terrorist financing, anti-corruption, sanctions and “know your customer” laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.
The Bank believes that it is in compliance in all material respects with applicable AML, anti-terrorist financing, anti-corruption and sanctions laws and regulations and have adopted policies and procedures, including internal controls and “know your customer” procedures, aimed at preventing money laundering, terrorist financing and similar financial crimes. These require implementation and embedding within its business of effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities and proactive and adaptable responses from the Bank so that the Bank is able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there may be instances where the Bank could be used by other parties to engage in money laundering and other illegal or improper activities. Furthermore, the entities or business the Bank acquires may not comply with the same control standards and procedures as the Bank.
In addition, the Bank relies heavily on its employees to assist it by identifying and reporting such activities, and its employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where the Bank outsources any of its customer due diligence, customer screening or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If the Bank is unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.
If the Bank is unable to fully comply with applicable AML, anti-terrorist financing and sanctions laws and regulations, or the “know your customer” or other standards, procedures or expectations related thereto, its regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on it, including requiring a complete review of its business systems, day-to-day supervision by external consultants, and ultimately the revocation of licenses, any of which could have a material adverse effect on the Bank.

The Superintendency of Banks of Panama (“Superintendencia de Bancos de Panamá” or the “Superintendency of Banks”) routinely examines banks to assess compliance with these laws, regulations and procedural standards and may provide comments or findings of deficiencies. The Bank is currently responding to comments or findings by the Superintendency of Banks, following an examination on what management believes were routine situations resulting from the implementation of new regulations that affected financial institutions in general. The Bank believes that its AML, anti-terrorist financing, sanctions, “know your customer” and other such policies and procedures are in compliance in all material respects with the applicable provisions of Panamanian law. Any failure to comply with applicable laws, regulations, procedural standards or expectations could cause the Bank considerable reputational damage.
In addition, the Bank relies upon its relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures, and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using the Bank’s (and its relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without the Bank (or its relevant counterparties’) knowledge. If the Bank is associated with, or even accused of, breaches in AML, anti-terrorism, or sanctions requirements, its reputation could suffer and/or it could become subject to fines, sanctions or legal enforcement, including being added to any “blacklists” by international monitoring organizations FATF that would prohibit certain parties from engaging in transactions with the Bank, which could have a material adverse effect on it. Any resulting governmental fines or reputational damage, whether affecting the Bank directly or indirectly through its counterparties, could impact the Bank’s relationships with rating agencies, creditors, customers and employees and therefore have a materially adverse effect on it.
Any investigation of potential violations of anti-corruption, sanctions, anti-bribery or AML laws by governmental authorities in any jurisdiction where the Bank operates could materially and adversely affect its business, financial condition, results of operations and prospects. In addition, if its officers, employees, shareholders, counterparties or other entities related to the Bank fail to comply with any applicable anti-corruption, sanctions, anti-bribery or AML laws, they may be subject to criminal, administrative or civil penalties and other remedial measures. Moreover, adverse publicity about any such regulatory or legal actions or investigations and allegations by other parties with respect to violations of applicable anti-corruption, sanctions, anti-bribery or AML laws by the Bank’s officers, employees, shareholders, counterparties or other entities related to it could damage the Bank’s reputation and brand image, negatively impact the Bank’s ability to, when applicable, obtain contracts, assignments, permits and other government authorizations, even if the regulatory or legal action is unfounded or not material to its operations.
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
For example, since 2015 and through 2022, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.

Beginning in 2018, the U.S. also expanded Sanctions in respect of the Government of Nicaragua and certain Nicaraguan nationals. Like the Venezuela-related Sanctions, these recent Sanctions have also resulted in the designation of certain financial institutions, as SDNs, including Banco Corporativo S.A., a subsidiary to the Venezuelan government-funded Alba de Nicaragua, S.A.
As a result of the Russian invasion of Ukraine on February 24, 2022 and the ongoing hostilities, the United States has announced sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and has announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system.
While the Bank does not consider that its business activities with counterparties with whom transactions are restricted or prohibited under U.S. Sanctions are material to its business, these aforementioned recent developments and any future expansion of Sanctions could have a material adverse impact on the Bank due to, among other things, the following:
•Bladex may be owned, directly or indirectly, by, or have shareholders which are, central banks, multilateral development banks or other persons which may be the current or future target of Sanctions. Importantly, no SDN or blocked person currently has any operational or management role in the Bank, or has any authority to negotiate on behalf of the Bank or make binding commitments on behalf of the Bank.
•Bladex may maintain counterparties that are organized in, located in or otherwise do business in jurisdictions which may or whose government may be the target of Sanctions.
Changes in applicable law and regulation may have a material adverse effect on the Bank.
The Bank is subject to extensive laws and regulations regarding the Bank’s organization, operations, lending and funding activities, capitalization and other matters. The Bank has no control over applicable law and government regulations, which govern all aspects of its operations, including but not limited to regulations that impose:
•Minimum capital requirements;
•Reserve and compulsory deposit requirements;
•Funding restrictions;
•Lending limits, earmarked lending and other credit restrictions;
•Limits on investments in fixed assets;
•Corporate governance, financial reporting and employee compensation requirements;
•Accounting and statistical requirements;
•Competition policy; and
•Other requirements or limitations.
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
In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 19.1% as of December 31, 2021. In addition, as of December 31, 2021, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 15.6%.
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
Any failure by the Bank to maintain effective internal control over financial reporting may adversely affect investor confidence and, as a result, the value of investments in the Bank's securities.
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

Performance in the financial services industry is affected by market conditions and the macroeconomic climate.

The Bank’s business is materially affected by market and macroeconomic conditions. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, such as international armed conflicts, the imposition of sanctions, global trade or global supply chain disruptions, changes in monetary or fiscal policy, changes in trade policies or international trade disputes, significant inflationary or deflationary price changes, disruptions in one or more concentrated economic sectors, natural disasters, pandemics, civil unrest, acts of violence, war or terrorism. Such developments can have unpredictable and destabilizing effects.

For example, as a result of the Russian invasion of Ukraine on February 24, 2022 and the ongoing hostilities, the United States, Switzerland, the EU, the UK and others have announced sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and have announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system. In addition, it is estimated that more than one million people have been displaced inside Ukraine and many of those displaced have sought refuge in Poland and other neighboring countries, and as the conflict continues these numbers may increase. The scale of the conflict and the unprecedented speed and extent of sanctions may produce many of the effects described above, including in ways that cannot now be anticipated. The Bank could be materially affected if a crisis develops, regionally or globally, as a result of disruptions in markets due to macroeconomic or political developments, or as a result of the failure of a major market participant.

Adverse changes in interest rates, credit spreads, securities prices, market volatility and liquidity, foreign exchange rates, commodity prices, and other market fluctuations, as well as changes in investor sentiment, can affect the Bank's earnings and sources of funding, and ultimately its operating results and financial and capital positions. As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect the Bank’s business or financial results.

Financial institutions such as the Bank are facing increased scrutiny on climate and broader environmental, social and governance (ESG)- related issues from governments, regulators, shareholders and other bodies, leading to reputational and other risks.

Financial institutions are facing increased scrutiny on climate and broader environmental, social and governance (ESG)- related issues from governments, regulators, shareholders and other bodies, leading to reputational and other risks if the Bank is not seen to support the transition to a lower carbon economy, and to protect biodiversity and human rights. In addition, there is a general lack of consistent and comprehensive ESG data and methodologies available today, which means that the Bank may be reliant on estimates and qualitative approaches when assessing ESG-related risks to its business, which may, among other things, introduce a degree of uncertainty into any of the Bank’s climate-related disclosures.

Although the Bank intends to develop and implement its approach to environmental risk assessments and management in order to promote the integration of environmental-related factors across its business activities, both rapidly changing regulatory, as well as stakeholder demands, combined with an increasing focus by stakeholders, may materially affect the Bank’s business if it fails to adopt such demands or appropriately implement strategic plans to address them.
Risks Relating to the Region
The Bank’s credit activities are concentrated in the Region. The Bank also faces borrower concentration. Adverse economic developments in the Region or in the condition of the Bank’s largest borrowers could adversely affect the Bank’s growth, asset quality, prospects, profitability, financial condition and financial results.
As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation. Furthermore, since the outbreak of COVID-19 in December 2019, economies in the Region have faced, and continue to face, significant economic difficulties and uncertainties as a result of the spread of the virus and new variants, as well as the effects of restrictive governmental measures to prevent its spread. See Item 3.D., “Key Information--Risk Factors—Risks Relating to the Bank’s Business--The ongoing effects of the COVID-19 pandemic may adversely affect the Bank’s businesses and results of operations” and Item 5.D., “Operating and Financial Review and Prospects—Trend Information.”
Global economic changes, including the effects of the ongoing COVID-19 pandemic, the ongoing war in Ukraine and its spillover effects on the global economy and markets, volatility in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and any showing of economic growth in industrialized countries, could have adverse effects on the economic condition of countries in the Region in which the Bank operates. In addition, country risk associated with certain of the most vulnerable countries in the Region, as well as risk associated with the Region as a whole, may deteriorate as a result of potentially disorderly sovereign debt restructurings in certain countries, including Argentina, Costa Rica and El Salvador. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.
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
The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2021, 56% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,201 million, or 16%), Colombia ($884 million, or 12%), Mexico ($787 million, or 11%), Chile ($773 million, or 10%), and Guatemala ($493 million, or 7%).
In addition, as of December 31, 2021, of the Bank’s total Credit Portfolio balances, 8% were to five borrowers in Brazil, 7% were to five borrowers in Colombia, 5% were to five borrowers in Mexico, 5% were to five borrowers in Chile and 5% were to five borrowers in Guatemala. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.
The Bank’s mission is focused on supporting trade and regional integration across the Region. As a result, any increases in tariffs, supply chain disruptions or other restrictions or impediments affecting foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.
The Bank’s mission is focused on supporting trade and integration across the Region, and a significant portion of the Bank’s operations is derived from financing trade related transactions. As a result, increases in tariffs, changes in political, regulatory and economic conditions in the United States or in the Region, or in policies governing infrastructure, trade and foreign investment in the United States, or other restrictions on foreign trade throughout the Region or globally could adversely affect the Bank’s business and results of operations. For example, the United States has imposed tariffs on a variety of imports from countries throughout the world, including the Region, including certain tariffs on steel and aluminum. The United States, the UK, the EU, Canada and other countries have also imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has also imposed tariffs against certain American products.
Additionally, the United States, UK, EU, Switzerland and other countries across the Region and the world have imposed severe sanctions and trade restrictions against Russia, certain individuals and companies in response to the military attack on Ukraine. The Russian government has also imposed certain countermeasures, which include restrictions relating to foreign currency accounts and security transactions. The Bank’s policy is to comply with all applicable laws, including sanctions and export controls, in the jurisdictions in which it operates. At present, numerous complex regimes are developing rapidly in response to the escalating conflict and the Bank is working carefully to comply with all relevant requirements and to address their potential consequences. There can be no assurance that the U.S., China, Russia or other countries, including those in the Region, will not move to implement further tariffs or restrictions on trade, or what the scope and effects of any such restrictions might be. Any such tariffs or restrictions, or uncertainty surrounding any future restrictions, could materially adversely affect international trade flows, which is a core sector underlying the Bank’s business model.
Furthermore, the macroeconomic, trade and regulatory environment has become increasingly fragmented, with the spread of new variants of COVID-19 and the ongoing war in Ukraine, alongside other factors, continuing to disrupt supply chains in several industries globally and in the Region. It remains to be seen how supply chains will continue to be impacted by the Omicron or other future variants. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and the Bank's customers. Furthermore, international markets, commodities prices and supply chains continue to be significantly disrupted by Russia's invasion of Ukraine, and the resulting sanctions and other measures imposed on Russia and certain Russian entities and individuals. These developments are expected to negatively affect the economies of the Region, and it remains uncertain when and how international trade flows will recover from these and other current disruptions.

Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The Region’s economies remain vulnerable to inflationary pressures, which have intensified since 2021 as a result of a number of factors, including the revitalization of demand for consumer goods, labor shortages and supply chain issues, which in turn have affected fiscal and monetary policies. Rising inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.

The war in Ukraine, higher inflation, the devaluation of currencies against the U.S. Dollar, tighter financial conditions, economic decelerations of key trading partners, and social discontent are among macroeconomic factors that may dim economic growth prospects in the Region. In particular, inflation has increased in the Region, and this increase is having significant effects on real incomes, especially of the most vulnerable. Policymakers are reacting to this challenge by tightening monetary policy and implementing measures to soften the impact on the most vulnerable and contain the risks of social unrest. In addition, the ongoing tightening of monetary policy in the United States, as the U.S. Federal Reserve takes a more hawkish stance, could eventually affect global financial conditions. Higher global and domestic financing costs can accelerate capital outflows and represent a challenge for the Region, given large public and external financing needs in some countries and the limited resources to finance investment in the Region. Furthermore, the combined effect of Russia’s invasion of Ukraine is both recessive and inflationary, which could cause risks of stagflation within the Region.

Although economic conditions vary from country to country, the Region’s economy is vulnerable to inflationary pressure, and inflation has increased in the Region since 2021. Inflationary pressures have intensified as a result of a number of factors, including the revitalization of demand for consumer goods, labor shortages and supply chain issues, which in turn have affected fiscal and monetary policies. Among the risks that could continue to cause higher rates of inflation, and negatively affect the economies and financial markets of the Region, are (i) the increase in energy prices that can lead to further inflationary pressures; (ii) the breakdown of global supply chains; (iii) excess liquidity and low interest rates, which can fuel further inflationary pressures; and (iv) tightening of monetary and public deficit policies. Furthermore, increased inflation in the United States and European Union economies, which have registered substantial increases in inflation rates since 2021, could also contribute to an inflationary “contagion” effect on the economies in the Region.

Central banks in major markets, as well as markets in the Region, are expected to raise interest rates. Policy tightening in certain markets in the Region has already begun in order to counteract rising inflation and the risk of capital outflows. In the U.S., the Federal Reserve has begun to raise interest rates. The Bank cannot predict the decisions and policies that the governments in major global markets and in the Region will adopt in the future to combat rising inflation, which could generate uncertainty in the international markets and could have a negative effect on economies in the Region. Rising inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
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
As of December 31, 2021, $1,091 million, or 19% of the Bank’s Loan Portfolio was comprised of oil and gas related loans, and $267 million, or 5% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil and gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’

ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), diseases such as COVID-19, such as the war in Ukraine and sanctions implemented as a result, the impact of supply chain disruptions, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, including the price of oil, which has increased significantly recently, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.
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
Climatic and natural phenomena such as tropical storms, floods, mudslides and earthquakes may adversely affect lending volume and the quality of the Loan Portfolio.
The Bank is exposed to natural disasters in Panama, such as earthquakes, floods and mudslides. Although earthquakes in Panama are not common, the country is located in a seismic zone. The country is also vulnerable to El Niño phenomenon, which provokes floods and mudslides in the north and central Andean regions. This weather phenomenon negatively affected Panama’s GDP and the financial condition of certain of the Bank’s clients.
A natural disaster of this nature or any other type of disaster could impair the Bank’s operational capacity. The Bank’s business continuity plans include emergency response, disaster recovery, operations continuity, crisis management, data protection and recovery and critical systems redundancy. Although the Bank tests its business continuity plans annually, these plans may prove to be ineffective which could have a material adverse effect on the Bank’s ability to carry out its businesses, especially if an incidence or disaster affects computer-based data systems or damages customer or other data. In addition, if a significant number of the Bank’s employees were affected by the natural disaster, the Bank’s ability to conduct business could be impaired.

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
As a specialized multinational bank with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over forty years of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in many jurisdictions, being recognized by its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and it has developed over the years a reputation for excellence when responding to its clients’ needs, in addition to having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of being recognized as a leading institution in supporting trade and regional integration across Latin America.

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
The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-’ or above (international scale credit rating), , and financial instruments related to the Bank’s investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources and which consist mainly of deposits, short- and long-term borrowings and debt.
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
As of December 31, 2021, the Bank had 50 employees, or 27% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.
Recent Developments

The COVID-19 pandemic and its effect on the global economy have continued to impact the Region. Despite the successful roll-out of vaccines around the world, a varying degree of uncertainty remained throughout 2021. This was caused by new variants of COVID-19, varying vaccine effectiveness rates and the need for the reimposition of government-imposed restrictions. By the end of 2021, vaccination rates had ensured that a number of COVID-19-related restrictions on activity in the Region had been lifted resulting in a rebound of economic activity and a reduction in volatility. However, while the global economic recovery in 2021 eased financial difficulties in the Region, the future effects remain uncertain as a result of ongoing waves and variants of COVID-19.

Overall, growth in the Region recovered to an estimated 6.8% growth in 2021 (according to the International Monetary Fund, or “IMF”), driven by favorable external conditions and various pandemic-related events. The number of new cases of COVID-19 has decreased throughout the Region during the second half of 2021, as the vaccine rollouts in the Region have continued.

COVID-19 vaccination efforts in the Region have progressed rapidly: 60% of the Region's population was fully vaccinated as of the end of December 2021, compared to about 15% in early July. Some countries, however, had not achieved the World Health Organization’s target of vaccinating at least 40% of people by the end of 2021. New cases and deaths declined rapidly in the second half of 2021 in much of South America, where several large economies have suffered among the world’s highest per capita death rates from COVID-19. However, Mexico and some Central American and Caribbean countries experienced renewed outbreaks in the second half of 2021, and many countries in the Region reported a spike in cases at the end of the year as the Omicron variant spread.

Strong demand in key export destinations (the United States and China), high commodity prices, and continued high volumes of remittances to Central American and Caribbean countries also supported growth in 2021. Latin American trade flows increased by 31% in 2021 (according to the Economist Intelligence Unit), primarily due to higher prices for commodities, such as for metals and oil, and a higher volume of exports resulting from increased external demand. Given the Bank’s focus in international trade finance, these developments have led to an increase in demand from its client base throughout the Region, propelling a positive trend in its lending activity and loan portfolio growth, with the corresponding increase in credit provisions associated with this growth, which in turn is financed by increased borrowings and debt, as the Bank has ample access to a diverse base of depositors, correspondent banks and investors globally.

Fiscal support was reduced in most Latin American countries in 2021. Some countries have started to strengthen their fiscal positions, but further tightening is needed in others to ensure debt sustainability. However, several economies introduced additional substantial new support measures in 2021. These include a third round of pension withdrawals allowed in Chile and the extension of emergency payments to households until 2022 in Colombia. Although some countries have started to strengthen their fiscal positions, further tightening is needed in others to ensure debt sustainability.

Inflation increased throughout the Region, and in most cases, it exceeded the targets set by central banks. This increase is attributed to the consolidation of demand associated with the economic reopening, increases in food and energy prices, and in some countries the depreciation of the currency against the US dollar and strong increases in the money supply.

Given the Region’s history of high inflation, large central banks reacted quickly to the sharp rise in consumer prices. The speed of monetary policy tightening differed across countries depending on their position in the economic cycle, and the degree and scope of price pressures and central bank credibility. In Brazil, Chile, Colombia, Mexico and Peru, interest rates rose between 1.25% and 7.25% over the course of 2021. These were often combined with forward guidance that signaled further rate increases in the coming months.

Labor force participation and employment in 2021 have recovered across the Region, since the low levels recorded in mid-2020, but have not fully recovered.

As a result of a number of electoral and political events in the Region the political risk premium remained high. Potential growth continues to be impeded by lingering structural problems, including high public debt, weaker financial systems, high unemployment, and vulnerability to commodity and climate-related shocks.

The Bank has been carefully monitoring the COVID-19 pandemic and its impact on its business. As soon as the effects of COVID-19 pandemic started to unfold in March of 2020, Bladex was able to significantly increase its cash position, continuously maintaining levels well above regulatory liquidity requirements based on Basel III standards, supported by the continued support of deposits from its Class A shareholders. The Bank maintained this additional liquidity pool, as long as it was required to sustain the Bank’s resiliency in an environment of market volatility and high preference for liquidity from across the economic spectrum. As a result of the resilience in its different sources of funding, together with the high quality of its Credit Portfolio, during 2021 the Bank was able to reattain the level of its pre-pandemic liquidity coverage ratio ("LCR").

In March 2020, the Bank also implemented a continuous review process of its entire portfolio on a borrower by borrower basis, classifying countries and sectors by risk categories. Most of the Bank’s clients are important players in their respective markets and/or sovereign and quasi-sovereign institutions with a history of remaining current on their debt obligations through prior financial crises. The Bank's business model seeks to maintain a low-risk portfolio, by focusing on financial institutions and large market leading corporations in the Region, including "quasi-sovereign" entities in strategic sectors, with whom it mainly conducts foreign trade operations. As of December 31, 2021, 49% of the Bank’s Credit Portfolio exposure was in investment grade countries. Furthermore, the Bank’s Credit Portfolio continued to be substantially short-term in nature, with 69% of the Credit Portfolio maturing within one year.

During 2021, the Bank continued to closely monitor the individual performance of the countries in the Region, and carried out 30 individual country risk analyses. The results of this “alert model” of the Bank, which has been incorporated into its rating models, help guide the Bank as it focuses on economic drivers in individual countries and the resulting effects on its business. In addition, in 2021 the Bank conducted statistical studies on the relationship between the quality of its Loan Portfolio and the Region's macroeconomic environment. As a result, the Bank concluded that there is a low correlation with the results of the Loan Portfolio and the macroeconomic conditions.

Since the World Health Organization declared a global pandemic on March 11, 2020, Bladex activated its Business Continuity Plan, including work-from-home policies for employees. The Bank has been able to remotely operate and process transactions uninterruptedly, without compromising its standards and quality of service. In 2021, the Bank implemented amendments to its Business Continuity Plan, to include a hybrid remote/in person work model. The Bank has gradually returned to its normal operating environment, in all cases prioritizing the health and safety of its employees, as the rollout of vaccines accelerated in the countries where the Bank maintains offices.

The Bank's Management also implemented specific cyber-security measures and controls, such as expanded monitoring of email and end-user devices, awareness-raising and training activities for Bank employees, increased frequency of scans, vulnerability management, and the implementation of new security platforms which provide the same level of protection for remote work as being in the office.

During 2021, the Bank continued having a successful track record in the global syndicated loan markets, which facilitated the increase of funding sources. In March 2022, the Bank closed a $300 million syndicated loan with Wells Fargo Bank, National Association and Sumitomo Mitsui Banking Corporation as Joint Lead Arrangers and Bookrunners.

Russia Sanctions

In late February 2022, the Russian government launched a military attack on Ukraine. In response to Russia’s military attack, the United States, EU, UK, Switzerland and other countries across the world have imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders. The sanctions include, among others, limitations on the ability of Russian banks to access the Society for Worldwide Interbank Financial Telecommunication (SWIFT) financial messaging service and restrictions on transactions with the Russian central bank. The Russian government has also imposed certain countermeasures, which include, among others, restrictions relating to foreign currency accounts and securities transactions. These measures followed earlier sanctions that had already been imposed by the United States, EU and UK in 2021 in response to alleged Russian activities related to Syria, cybersecurity, electoral interference and other matters.

The Russian invasion of Ukraine and the rapidly escalating events since late February 2022 continues to cause disruptions to business and economic activity worldwide, including in the Region. The international community continues to leverage existing and new sanctions in response to the escalation of Russia’s invasion of Ukraine. While the Bank does not have any direct exposure to Russia, Belarus or Ukraine, management is currently and proactively assessing any exposure that the Bank’s clients may have, through direct discussions with its clients. Accordingly, as part of the Bank’s know your customer and compliance risk governance and procedures, the Bank is continuously monitoring the situation to stay abreast on all relevant updates to implement effective and appropriate control measures and to manage the increased risk and financial impacts of these developments.

In addition, trade flows between Russia and Latin America are relatively low. According to the IMF, only 0.5% of Latin American exports are destined for the Russian market, and the Region relies on Russia for just 0.9% of its total imports. However, trade flows for certain products may be more substantial on an individual basis (such as fertilizers and meat products, which are sectors in which Bladex does not have a material credit portfolio exposure).

Moreover, based on a preliminary analysis, the Bank does not believe that its Latin American bank clients have material exposures to Russian bonds and do not obtain financing from Russian banks, as their major funding sources generally come from local deposits from North American, European and Asian banks. See “Risk Factors— Risks Relating to the Bank’s Business –Performance in the financial services industry is affected by market conditions and the macroeconomic climate”

Environmental, Social and Governance (ESG)

The Bank's Commitment to ESG

The Board and Executive Committee recognize that strong governance, environmental stewardship, and social responsibility are critical to building long-term business success. The Bank is committed to sustainable business practices and has implemented oversight and processes throughout its operations to effectively manage Environmental, Social, and Governance (ESG) matters relevant to its business over time. Through various initiatives, the Bank aims to make a positive impact in our communities, embed social and environmental considerations in its business and investment decisions, provide a supportive and inclusive workplace environment, and act in environmentally conscious ways.

Bladex is committed to transparently reporting ongoing progress to its stakeholders. The Bank has been a member of the U.N. Global Compact since 2011 and publishes an annual report on its corporate social responsibility efforts on its website. In 2021, the Bank engaged external ESG experts to further identify material issues to our business, align its disclosure to leading frameworks and standards, and prioritize our efforts. The Bank is currently focused on developing a strong governance structure and look forward to further integrating ESG in its business practices over time.

Governance

Oversight of ESG

As an overseer of risk and a steward of long-term shareholder value, the Bank’s Board has the ultimate responsibility for the oversight of the ESG-related risks and opportunities that impact the Bank’s business. Beginning in 2022, the Compliance and Anti-Money Laundering Committee will provide primary oversight of the Bank’s ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to the Bank’s business. Other Committees will also play a relevant role and receive regular updates on ESG progress and goals.

ESG strategy, policies, and reporting will be managed by an ESG Working Group, chaired by the Bank’s CEO as the executive sponsor. The working group will consist of cross-functional leaders in the Bank’s organization including risk, strategic planning, communications, finance, legal, and investor relations. This group will further work with subject matter experts to ensure implementation of work streams and to collect data and information for reporting purposes.

Enterprise Risk Management

The Risk Policy and Assessment Committee (the “CPER”, for its acronym in Spanish) is responsible for reviewing all policies related to prudent enterprise risk management. The CPER Committee also reviews and assesses exposures to the risks facing the business, including ESG risk factors such as business continuity, cybersecurity, and climate-related risks. The CPER Committee performs its duties based on reports received regularly from management and through its interactions with the Enterprise Risk Management area and other members of the Bank's management. The risk management team at Bladex is responsible for ensuring there are proper policies and procedures in place for escalation in the event of an emergency or other event that can disrupt business practices. During the COVID-19 pandemic, the Bank promptly and efficiently followed internal procedures and external guidance to protect the safety of its employees while still delivering its products and services to customers.

Business Ethics

The Bank’s Code of Ethics outlines its business ethics and compliance expectations and applies to all Directors, officers and employees. The Code of Ethics requires that each individual should endeavor to deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Furthermore, it imposes an express duty on all Directors, officers and employees to act in the best interest of the Bank.

All Directors, officers and employees of the Bank are required to avoid any situation that might cause a conflict of interest. Any issues should be promptly reported using the Bladex Ethics Line. Information about how to submit a report or complaint is communicated in annual training to all Bladex employees, and available on the Bank’s website.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary action, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit Committee before getting involved in that situation.

Directors, officers and employees must avoid any transaction, investment, interest or association that competes with the Bank’s business for personal gain and must abstain from misappropriating the Bank’s corporate opportunities, through the use of the Bank´s information or through the use of such person's position at the Bank. Directors, officers and employees must refrain from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its business.

ESG in Credit Risk Analysis

The Bank aims to manage its business for the long term while providing value for its clients and shareholders by incorporating ESG issues considerations into its processes for managing and governing risk across its financial services and investments. In 2021, the Bank developed a Social and Environmental Risk Policy based on the IFC’s framework for evaluating risk. The Bank assigned an Environmental and Social Rating to its portfolio and started the process to review and identify existing companies with robust, publicly available ESG information. In 2022, the Bank expects to complete reviewing the entire portfolio and from thereonwards it aims to gather further information on ESG performance from companies considered of high risk before engaging with such companies. This exercise will help the Bank to formalize a methodology for integrating ESG in its credit risk analysis with any existing or potential client.

Social

Human Capital Management

The Bank considers human capital the backbone for all its business activities and, as such, employees’ wellbeing is the basis for meeting the Bank’s objectives. The Bank’s human capital strategy is underpinned by an unwavering engagement to itsr values of commitment, humility, excellence, respect and integrity. The Bank takes a holistic approach that evaluates the full employee experience, from recruitment and selection, to benefits, training and professional development, engagement and volunteering.

The Bank looks forward to being a great place to work and to build a career. Employees are equipped with tools, resources and opportunities designed to assist colleagues in building critical skills and in enhancing their career growth within the organization. The Bank collects employee feedback on a regular basis and is continuously evolving and adapting to meet changing needs of the organization. For example, the Bank now offers a hybrid model for employees to return to the office safely while still having flexibility to work from home. The Bank also offers coffee chats, an internal social network, and calendar of events to keep employees connected and engaged.

The Bank ensures that it is in full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in its management system. In 2021, the Bank developed a wellness program based on six key pillars focused on employee’s physical and mental health, resulting from a Bank-wide survey. The program was launched during a week-long event in September 2021.

Diversity, Equity, and Inclusion

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

The presence of different nationalities and cultures among our employees enhances the Bank’s brand and makes it an attractive employer for talent acquisition. Having a multicultural work environment is one of the Bank’s main strengths which facilitates business management across the Region. The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to the Bank.

Community Giving

Fundación Crece Latinoamérica – Gonzalo Menéndez Duque (the “Foundation”) was established by the Bank in 2013 to channel the Bank's social responsibility initiatives. In partnership with nonprofit organizations and government institutions, the Foundation has played an important role in promoting community development and employee engagement through its corporate volunteering. These efforts are primarily focused on education initiatives, including financial education and inclusion, scholarships for higher education, infrastructure of destroyed schools due to hurricanes, internet and remote learning for students during the COVID-19 pandemic, and furniture/supplies for underprivileged local schools.

Environment

Climate Risk

Multiple events have rapidly increased the attention paid to the financial services sector’s role in climate change. As evolving political, regulatory, and market conditions incentivize and accelerate the transition to a low-carbon economy, the Bank plans to actively monitor the channels through which physical and transition risks must be identified, assessed, and mitigated. The Bank recognizes that a variety of climate-related financial risks may manifest over a long duration, as well as the possibility that events or developments could drive a more immediate impact. The Bank is conducting an initial assessment of the most likely transmission channels for climate risk and then it will further build capabilities to assess, monitor, and respond to the potential short-term and longer-term horizon risks posed by climate change.

The Bank has determined not to finance certain operations due their potential negative impact on the environment. These include production of or trade of ozone depleting substances, trade in wildlife or wildlife products, commercial logging operations or equipment, and production on pesticides and herbicides subject to international restrictions or bans.

Environmental Stewardship

The Bank’s operational footprint is relatively small, however, the Bank still takes initiatives to reduce the negative environmental impact in areas where it has some degree of control to do so. The Bank maintains a paper-free culture that promotes reduced consumption of paper and ink. The Bank’s headquarters in Panama are LEED certified since 2013 and is built for optimal energy efficiency. The Bank practices recycling on-site, including e-waste which is collected, recycles, and properly disposed by a certified third party. The COVID-19 pandemic has also led to reduced electricity consumption, reduced commuting, and consolidation of office space.

Strategies for 2022 and Subsequent Years
Resume business growth under improved economic environment
The Bank plans to continue to grow its portfolio balances, focusing on lending to its top-tier client base of banks and corporations throughout the Latin American Region, favoring defensive sectors and taking advantage of business opportunities emerging from economic recovery, the positive commodity cycle and an increasing trend in trade flows expected for 2022.

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
Targeted growth in expanding and diversifying the Bank’s client exposure and product offering
The Bank’s strategy is to participate in activities associated with trade and the trade supply chain, as well as integration across Latin American, targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations, sovereigns and state-owned entities. The Bank seeks to achieve this through participation in bilateral and co-financed transactions and by strengthening the short- and medium-term trade and non-trade financing that it provides. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise, product knowledge, quality of service, agile decision-making process and client approach, and by strategically targeting industries and participants in the value chain of international trade by country within the Region.
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

As a result of the Bank’s relationships throughout the Region, management believes it is well positioned to strategically identify key products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services that complement the Bank’s expertise in foreign trade finance and risk management, such as: i) letters of credit client base diversification, ii) vendor finance with a focus on supply chain finance through electronic platforms, and iii) financing acquisitions from the Bank’s structuring and syndication business desk, as well as liability management transactions. New value-added structured products already in place since last year include Supply Chain Finance – Receivables Discounting Platforms through an established Fintech leader in Supply Chain Financial Solutions, and an ad-hoc solutions for shipping companies addressing client-specific needs for guarantee structure for the Panama Canal transit charges.
Streamline the Bank’s operating model for greater efficiency
The Bank aims to continue improving efficiency and productivity throughout its organization. It will continue to concentrate its operations out of its Headquarters in Panama, with representative offices concentrating primarily on origination and client relationship management. The Bank is performing an internal assessment of its product delivery processes and technological infrastructure, aiming at increasing and streamlining its processing capacity and enhancing the client-focus services and experience.
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

Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions, must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2021, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $248 million, and for financial institutions and financial groups amounted to $298 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2021, the Bank was in compliance with regulatory legal lending limits.
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

As of December 31, 2021, the Credit Portfolio amounted to $7,365 million, compared to $5,946 million as of December 31, 2020 and $6,582 million as of December 31, 2019. The $1,419 million, or 24% increase during 2021 compared to 2020 was largely attributable to the Bank’s higher lending origination and the increase in its portfolio of credit investment securities to complement the Bank’s lending business.
Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $6,540 million as of December 31, 2021, compared to $5,551 million as of December 31, 2020, and $6,502 million as of December 31, 2019. The $989 million, or 18% increase during 2021 resulted from higher lending origination year-over-year as the Bank implemented conservative measures in 2020 such as favoring liquidity and stricter credit underwriting standards, in each case in order to confront the adverse market conditions related to the COVID-19 pandemic. As a result, in 2021 the Bank focused its increased lending origination on portfolio diversification, preserving the high quality of borrowers and maintaining an emphasis on sectors which management considers defensive in the economic context (such as financial institutions and industries tied to commodity-related sectors, driven by elevated prices and trade flows).

As of December 31, 2021, 75% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 75% as of December 31, 2020 and 73% as of December 31, 2019, which reflects the predominantly short-term nature of the Bank's lending origination. As of those same dates, trade-related finance transactions represented 46%, 43% and 40%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 64%, 57% and 53%, respectively, of the Bank’s short-term origination. See “Description of Business of Bladex—Business Activities—Loan Portfolio.”

As of December 31, 2021, the Commercial Portfolio’s exposure was focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region. The Bank’s traditional client base of financial institutions represented 48% of the total Commercial Portfolio, and corporations represented 52% of the total Commercial Portfolio, of which 34% and 66% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total Commercial Portfolio or lower as of December 31, 2021, except for certain sectors that the Bank considers to be defensive in the current economic environment, such as oil & gas (downstream) at 11%, and electric power, metal manufacturing and food and beverage, each at 6% of the Commercial Portfolio as of December 31, 2021. Geographically, 43% of the portfolio remained distributed in investment grade countries as of December 31, 2021, a decrease of 16% from December 31, 2020, as the Bank classified Colombia as non-investment grade following downgrades by two main credit rating agencies. During 2021, the Bank weighted its portfolio toward lower-risk countries and industries, taking advantage of positive risk/return opportunities. On a country-risk basis, Brazil represented the largest country-risk exposure at 17% of the total Commercial Portfolio, of which 75% were with financial institutions. Other relevant country-risk exposures were Colombia at 13% and to investment grade countries such as Mexico at 11%, Chile at 10%, and top-rated countries outside of Latin America (which relate to transactions carried out in Latin America) at 8% of the total Commercial Portfolio.
The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2021	%	2020	%
	(in $ millions, except percentages)
Loans at amortized cost	$5,735	87.7	$4,911	88.5
Loan commitments and financial guarantee contracts	604	9.2	565	10.2
Customers’ liabilities under acceptances	201	3.1	74	1.3
Total	$6,540	100.0	$5,551	100.0
Loan Portfolio

As of December 31, 2021, the Bank’s Loan Portfolio totaled to $5,735 million, compared to $4,911 million as of December 31, 2020 and $5,893 million as of December 31, 2019. The $824 million, or 17% Loan Portfolio increase during 2021 was mainly attributable to higher lending origination during the year, as the Bank focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region, emphasizing sectors which management considers defensive in the current economic environment (such as financial institutions and industries tied to commodity-related sectors, driven by elevated prices and trade flows).As of December 31, 2021, the Loan Portfolio had an average remaining maturity term of 372 days, and 59% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 348 days, or 63% maturing within one year as of December 31, 2020, and 380 days, or 71% maturing within one year as of December 31, 2019.

As of December 31, 2021, the Bank had no credits classified as a Modified Special Mention Loan subject to the temporary financial relief measure required pursuant to Rule No. 02-2020 issued by the Superintendency of Banks. See “Regulation—Panamanian Law—Measures implemented as a result of COVID-19 pandemic.”

As of December 31, 2021, the Bank’s credit-impaired loans totaled $11 million (or 0.18% of the Loan Portfolio), compared to $11 million (or 0.22% of the Loan Portfolio) as of December 31, 2020 and $62 million (or 1.05% of the Loan Portfolio) as of December 31, 2019. Credit-impaired loans remained stable, as no new credit-impaired exposures classified as Stage 3 (under accounting standard IFRS 9), were recorded in 2021. As of December 31, 2021, $11 million in credit-impaired loans were related to a single credit in the retail trade sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $5.2 million, representing 49% of the nominal exposure.

Loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination, increased by 1% during 2021, as a result of the Loan Portfolio growth during the year, while loans classified as Stage 2 under IFRS 9, which represent loan exposures whose credit conditions have deteriorated since origination, decreased by 51% year-over-year, representing 2% of total Loan Portfolio as of December 31, 2021, a decrease of 6% as of December 31, 2020.

Loan Portfolio by Country
The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2021	% of Total Loans	2020	% of Total Loans	2019	% of Total Loans
	(in $ millions, except percentages)
Argentina	$74	1.3	$131	2.7	$226	3.8
Belgium	17	0.3	10	0.2	14	0.2
Bolivia	3	0.1	12	0.2	7	0.1
Brazil	1,102	19.2	972	19.8	1,015	17.2
Chile	625	10.9	534	10.9	683	11.6
Colombia	795	13.9	714	14.5	906	15.4
Costa Rica	181	3.2	146	3.0	220	3.7
Dominican Republic	275	4.8	202	4.1	290	4.9
Ecuador	38	0.7	46	0.9	174	3.0
El Salvador	73	1.3	40	0.8	54	0.9
France	179	3.1	151	3.1	153	2.6
Germany	0	0.0	0	0.0	35	0.6
Guatemala	432	7.5	281	5.7	279	4.7
Honduras	32	0.6	10	0.2	129	2.2
Hong Kong	18	0.3	2	0.0	11	0.2
Jamaica	5	0.1	23	0.5	38	0.7
Luxembourg	118	2.1	50	1.0	60	1.0
Mexico	727	12.7	607	12.4	754	12.8
Nicaragua	0	0.0	0	0.0	0	0.0
Panama	203	3.5	241	4.9	268	4.6
Paraguay	99	1.7	101	2.1	128	2.2
Peru	344	6.0	273	5.6	150	2.6
Singapore	58	1.0	75	1.5	91	1.5
Switzerland	0	0.0	0	0.0	0	0.0
Trinidad & Tobago	141	2.4	166	3.4	182	3.1
United Kingdom	42	0.7	10	0.2	0	0.0
United States of America	19	0.3	114	2.3	25	0.4
Uruguay	135	2.3	0	0.0	1	0.0
Total	$5,735	100.0	$4,911	100.0	$5,893	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2021, the Bank’s combined Loan Portfolio associated with European country risk represented $357 million, or 6.23% of the total Loan Portfolio, compared to $221 million, or 4.50% of the total Loan Portfolio as of December 31, 2020 and $261 million, or 4.42% as of December 31, 2019.

Loan Portfolio by Type of Borrower
The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2021	% of Total Loans	2020	% of Total Loans	2019	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,124	37.0	$2,232	45.4	$2,693	45.7
State-owned commercial banks	568	9.9	477	9.7	590	10.0
State-owned organizations	1,085	18.9	742	15.1	780	13.2
Private corporations	1,934	33.8	1,425	29.1	1,783	30.3
Sovereign	24	0.4	35	0.7	47	0.8
Total	$5,735	100.0	$4,911	100.0	$5,893	100.0

As of December 31, 2021, the Bank’s Loan Portfolio industry exposure mainly included: (i) 47% in the financial institutions sector; (ii) 19% in the industrial sector, mostly comprised of metal manufacturing (6%), electric power (6%), food and beverage (5%), and other manufacturing (2%); and (iii) 19% in the oil and gas sector, which in turn was divided into downstream (12%), integrated (5%) and upstream (2%). No other industry sector exceeded 5% exposure of the Loan Portfolio.
Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates
The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio as of December 31, 2021, by type of rate and type of borrower:

	As of December 31, 2021
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$948	$117	$0	$1,065
State-owned commercial banks	500	11	0	511
State-owned organizations	756	0	0	756
Private corporations	908	59	6	973
Sovereign	12	12	0	24
Subtotal	$3,124	$199	$6	$3,329
FLOATING RATE
Private sector commercial banks and financial institutions	$695	$363	0	$1,058
State-owned commercial banks	57	0	0	57
State-owned organizations	121	209	0	330
Private corporations	189	733	39	961
Sovereign	0	0	0	0
Subtotal	$1,062	$1,305	$39	$2,406
Total	$4,186	$1,504	$45	$5,735
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

Loan commitments and financial guarantee contracts amounted to $604 million, or 9% of the total Commercial Portfolio, as of December 31, 2021, compared to $565 million, or 8% of the total Commercial Portfolio, as of December 31, 2020 and $493 million, or 8% of the total Commercial Portfolio, as of December 31, 2019. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 80% of the total loan commitments and financial guarantee contracts as of December 31, 2021, compared to 76% and 86%, as of December 31, 2020 and 2019, respectively.

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2021		2020		2019
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Argentina	$0	0.0	$0	0.0	$0	0.0
Bolivia	3	0.5	3	0.5	0	0.1
Brazil	0	0.0	50	8.8	50	10.2
Canada	0	0.0	0	0.0	1	0.1
Chile	42	6.9	8	1.4	0	0.0
Colombia	51	8.4	50	8.9	48	9.6
Costa Rica	83	13.7	56	9.9	59	12.0
Dominican Republic	17	2.7	16	2.9	16	3.3
Ecuador	128	21.2	94	16.6	155	31.5
El Salvador	5	0.9	1	0.1	6	1.1
France	48	7.9	85	15.0	48	9.7
Germany	7	1.2	0	0.0	0	0.0
Guatemala	58	9.6	44	7.8	44	9.0
Honduras	18	3.0	0	0.1	0	0.1
Mexico	4	0.7	5	0.9	17	3.5
Panama	67	11.1	61	10.8	22	4.4
Paraguay	9	1.6	12	2.1	11	2.2
Peru	39	6.5	46	8.2	6	1.2
Singapore	11	1.8	0	0.0	0	0.0
Switzerland	0	0.0	0	0.0	10	2.0
Uruguay	14	2.3	34	6.0	0	0.0
Total loan commitments and financial guarantee contracts	$604	100.0	$565	100.0	$493	100.0
Investment Portfolio
As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost, consisting of highly liquid corporate debt securities rated ‘A-’ or above, and investments in securities issued by Latin American entities related to the Bank’s investment management activities.

The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio and other financial assets, net, as of the dates indicated.

	As of December 31,
	2021	2020	2019
	(in $ millions)
Securities at amortized cost	$631	$164	$75
Securities at FVOCI	194	231	5
Investment Portfolio	$825	$395	$80
Equity instrument at FVOCI	0	0	2
Financial instrument at fair value through profit and loss (debentures)	0	0	6
Interest receivable	9	3	1
Reserves	(2)	0	0
Total securities and other financial assets, net	$832	$398	$89
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
The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Australia	$10	1.2	$0	0.0	$0	0.0
Brazil	99	12.0	41	10.4	2	1.8
Canada	14	1.7	0	0.0	0	0.0
Chile	106	12.8	41	10.4	5	6.4
Colombia	38	4.6	30	7.6	15	19.3
Costa Rica	2	0.2	0	0.0	0	0.0
Dominican Republic	5	0.6	0	0.0	0	0.0
Guatemala	3	0.4	0	0.0	0	0.0
Israel	5	0.6	0	0.0	0	0.0
Mexico	56	6.7	44	11.1	22	27.0
Multilateral Organizations	105	12.8	113	28.5	0	0.0
Panama	23	2.8	10	2.6	36	45.5
Peru	64	7.8	26	6.7	0	0.0
United States of America	295	35.8	90	22.7	0	0.0
Total	$825	100.0	$395	100.0	$80	100.0

	As of December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$128	15.5	$34	8.5	$19	24.2
State-owned commercial banks	46	5.6	28	7.2	0	0.0
Sovereign debt	52	6.3	20	5.1	34	42.2
State-owned organizations	178	21.5	196	49.5	24	29.8
Private corporations	421	51.1	117	29.7	3	3.8
Total	$825	100.0	$395	100.0	$80	100.0

	As of December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$178	21.5	$75	18.9	$28	35.5
After one year through five years	647	78.5	320	81.1	51	64.5
After five years through ten years	0	0.0	0	0.0	0	0.0
Total	$825	100.0	$395	100.0	$79	100.0
As of December 31, 2021, 2020 and 2019, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.
Securities at amortized cost

As of December 31, 2021, the Bank’s securities at amortized cost increased to $631 million, from $164 million as of December 31, 2020. The $467 million, or 285% increase during the year in the securities at amortized cost portfolio was mostly attributable to $618 million of investment securities acquired in 2021 as part of the strategy to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize risk-return opportunities and country exposures, partially offset by $123 million in proceeds received from redemption of investment securities and by $16 million in proceeds received from sales of investment securities during 2021. As of December 31, 2021, securities at amortized cost with a carrying value of $428 million were pledged to secure repurchase transactions accounted for as secured financings.
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
Securities at FVOCI

As of December 31, 2021, the Bank’s securities at FVOCI decreased to $194 million, from $231 million as of December 31, 2020. The $37 million decrease during the year in the securities at FVOCI was mainly attributable to $10 million in highly liquid corporate debt securities purchases, partially offset by $33 million in proceeds received from sales of investment securities and $10 million in proceeds received from redemption of investment securities during 2021. As of December 31, 2021, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.
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
Total Gross Outstandings by Country
The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2021		2020		2019
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$76	1.0	$133	2.1	$231	3.2
Brazil	1,207	15.4	1,017	16.4	1,023	14.2
Chile	734	9.4	576	9.3	690	9.6
Colombia	836	10.7	752	12.1	929	12.9
Costa Rica	184	2.3	147	2.4	222	3.1
Dominican Republic	281	3.6	204	3.3	292	4.1
Ecuador	38	0.5	47	0.8	178	2.5
France	185	2.4	152	2.5	156	2.2
Guatemala	437	5.6	283	4.6	281	3.9
Honduras	33	0.4	10	0.2	131	1.8
Luxembourg	118	1.5	0	0.0	0	0.0
Mexico	790	10.1	657	10.6	784	10.9
Multilateral Organizations	106	1.4	163	2.6	20	0.3
Panama	234	3.0	257	4.2	310	4.3
Paraguay	98	1.3	101	1.6	129	1.8
Peru	409	5.2	300	4.8	151	2.1
Singapore	58	0.7	75	1.2	91	1.3
Trinidad & Tobago	141	1.8	166	2.7	182	2.5
United States of America	1,523	19.4	896	14.5	1,162	16.2
Uruguay	135	1.7	0	0.0	0	0.0
Other countries (1)	212	2.6	255	4.1	231	3.1
Total (2)	$7,835	100.0	$6,191	100.0	$7,193	100.0
(1)“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2021 was comprised of El Salvador ($74 million), United Kingdom ($43 million), Hong Kong ($18 million), Belgium ($18 million), Canada ($14 million), Australia ($10 million), Switzerland ($10 million), Jamaica ($5 million), Israel ($5 million), Spain ($4 million), Netherlands ($4 million), Japan ($4 million) and Bolivia ($3 million).“Other countries” in 2020 was comprised of Canada ($51 million), Germany ($50 million), El Salvador ($41 million), Jamaica ($23 million), Bolivia ($12 million), United Kingdom ($11 million), Belgium ($10 million), Switzerland ($3 million), Hong Kong ($2 million) and Japan ($1 million). “Other countries” in 2019 was comprised of El Salvador ($55 million), Jamaica ($38 million), Germany ($35 million), Belgium ($14 million), Switzerland ($10 million), Hong Kong ($10 million), Bolivia ($7 million) and Japan ($1 million).
(2)The outstandings by country does not include loan commitments and financial guarantee contracts, and other assets. See Item 4.B. “Business Overview— Loan Commitments and Financial Guarantee Contracts.”
In allocating country risk limits, the Bank applies a portfolio management approach that takes into consideration several factors, including the Bank’s perception of country risk levels, business opportunities, and economic and political risk analysis.

As of December 31, 2021, overall cross border outstandings totaled $7,835 million, a $1,644 million, or 27% increase compared to $6,191 million as of December 31, 2020, mainly as a result of the Bank’s Loan Portfolio growth during the year, including Investment Portfolio growth as part of the Bank's strategy to increase Treasury’s investment management activities to complement the Bank’s commercial initiatives.
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
The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2021	2020	2019
	(in $ millions)
Private sector commercial banks and financial institutions	$2,300	$2,345	$2,761
State-owned commercial banks and financial institutions	621	558	613
Central banks	1,201	689	1,129
Sovereign debt	76	56	81
State-owned organizations	1,266	992	808
Private corporations	2,371	1,551	1,801
Total	$7,835	$6,191	$7,193

Total Revenues Per Country
The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2021	2020	2019
	(in $ millions)
Argentina	$5.5	$8.2	$14.9
Brazil	9.8	7.1	13.1
Chile	3.2	2.7	2.8
Colombia	12.1	13.5	10.3
Costa Rica	7.7	7.1	10.7
Dominican Republic	3.4	3.3	5.7
Ecuador	9.0	9.2	13.6
El Salvador	1.2	1.3	1.7
Guatemala	10.9	8.5	7.9
Honduras	0.8	2.9	2.9
Jamaica	1.6	1.1	1.7
Mexico	17.3	14.5	18.8
Panama	5.9	7.6	8.6
Paraguay	1.5	2.0	2.3
Peru	3.3	0.9	0.5
Trinidad and Tobago	7.2	7.9	8.2
Other countries (1)	3.8	1.4	3.0
Total revenues	$104.2	$99.2	$126.7
1)Other countries consists of total income per country in the Region in which total income did not exceed $1 million for any of the periods indicated above and top-rated countries outside of Latin America.
The above table provides total revenues by country, as they are presented in the Bank’s Consolidated Financial Statements, and which are generated from the Bank’s Commercial and Treasury Business Segments.
Revenues

During the year ended December 31, 2021, the Bank recorded revenues totaling $104.2 million, representing a $5 million or 5% increase compared to 2020. The main driver of this increase was the net positive effect in volumes and increased fee income generation, partly offset by the net negative impact in net interest income of lower market (LIBOR) rates on the Bank’s average interest-earning assets and interest-bearing liabilities.
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

The Bank also faces increased competition from local financial institutions which have access to comparable or better resources than the Bank. Local financial institutions are also clients of the Bank and there is complexity in managing the balance when a local financial institution is a client and a competitor. Additionally, many local financial institutions are able to gain direct access to the capital markets and low cost funding sources, threatening the Bank’s historical role as a provider of U.S. dollar funding.

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
Supervision and Regulation
General
The Superintendency of Banks regulates, supervises and examines the Bank on a consolidated basis. The New York Agency is regulated, supervised and examined by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve Board”). The Bank’s direct and indirect nonbanking subsidiaries doing business in the United States are subject to regulation by the U.S. Federal Reserve Board. The Bank is subject to regulations in each jurisdiction in which the Bank has a physical presence. The regulation of the Bank by relevant Panamanian authorities differs from the regulation generally imposed on banks, including foreign banks, in the United States by U.S. federal and state regulatory authorities.
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
Banks in Panama are subject to the Decree Law 9 of February 26, 1998, as amended, as well as banking regulations issued by the Superintendency of Banks (the “Banking Law”).
Panamanian Law
The Bank operates in Panama under a General Banking License issued by the National Banking Commission, predecessor of the Superintendency of Banks. Banks operating under a General Banking License (“General License Banks”), may engage in all aspects of the banking business in Panama, including taking local and foreign deposits, as well as making local and international loans.
Capital
General License Banks must at all times maintain: (i) a paid-in capital of no less than U.S.$10 million and (ii) an adjusted capital of not less than 8% of total risk-weighted assets (Capital Adequacy Ratio). The Superintendency of Banks has the power to impose additional capital adequacy requirements not contemplated above on any financial institution to secure the stability of Panama’s financial system.
Adjusted capital consists of the sum of: (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1).

Primary Capital
(i)Ordinary Capital includes paid-in capital in shares, surplus capital, declared reserves, retained earnings, minority interests in equity accounts of consolidated subsidiaries, other items of net total earnings and any other reserves authorized by the Superintendency of Banks.
(ii)Additional primary capital includes instruments issued by a bank that comply with the criteria to be classified as ordinary primary capital and that are not classified as ordinary primary capital, issuance premiums from financial instruments considered ordinary primary capital, financial instruments that are held by a third party and are issued by consolidated affiliates of the bank, and any other financial instrument resulting from capital adjustments of ordinary primary capital.
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
Loan Classification and Loan Loss Reserves
Regulations require that banks have loan loss allowances. The calculation of the specific reserves requires that the Loan Portfolio be classified according to parameters prescribed in the regulation. The regulations set out clear requirements intended to achieve consistent credit classifications of loans based on the type banking portfolio they fall into (i.e., consumer, corporate, etc.) and also establishes rules to calculate specific and general loan loss provisions. There are five categories of loan classifications: Normal, Special Mention, Sub-standard, Doubtful and Unrecoverable. Regulations require banks to suspend accruing interest on impaired loans.
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
Banks may create their own financial models to determine the amount of the specific reserves, subject to the approval of the Superintendency of Banks. In any event, the internal financial models must comply with the aforementioned minimum specific reserve requirements and the following minimum requirements: Special Mention loans 2%; Sub-standard loans 15%; Doubtful loans 50%; and Unrecoverable 100%. Compliance with regulations on loan classification and loan loss reserves are monitored by the Superintendency of Banks through reports, as well as on- and off-site examinations.
Measures implemented as a result of COVID-19 pandemic
To preserve the health and stability of the financial system, the Superintendency of Banks issued Rule No. 02-2020 (as amended to this date) that required banks to evaluate the loans granted to individual and business clients, whose payment capacity has been affected by the outbreak of COVID-19 and the Panamanian Government’s protective measures, and, if appropriate, provide temporary financial relief. The relief measures were originally in place until June 30, 2020 and subsequently extended to June 30, 2021. In addition to these measures, on June 30, 2020, the Panamanian Government enacted Law No. 156 of 2020 on June 30, 2020 (the “Moratorium Law”), which allows for a moratorium on scheduled payments of mortgage loans, personal loans, car loans, credit cards, SME loans, commercial loans, loans to the transportation sector, and loans to the agriculture and livestock sector until December 31, 2020. The temporary regulations created by Rule 02-2020 created a temporary loan classification as “Modified Special Mention Loans”. The regulation defined a Modified Special Mention Loan as a loan for which the original terms and conditions have been modified at the request of the borrower or at the Bank’s initiative, without being considered a restructured loan.
As of June 11, 2021 the Superintendency of Banks issued Rule No. 02-2021 which came into effect on July 1st, 2021 and replaced Rule No. 02-2020. The new regulation allows for a reclassification of the loans modified pursuant to Rule No. 02-2020 and classified under the temporary Modified Special Mention Loan classification. Loans currently classified under the Modified Special Mention Loan classification can be reclassified as Normal, Special Mention, Sub-standard, Doubtful and Unrecoverable depending on the ability of the clients to comply with the amended terms and conditions of such loans, and the classifications the loans had prior to their modification. Furthermore, the new regulation grants banks until September 30, 2021 the ability to restructure the terms and conditions of modified loans classified as Modified Special Mention Loans and that as of June 30, 2021 had not been able to agree to new terms and conditions. Any loans that are modified as of July 1st, 2021 cannot be further modified or restructured. Rule No. 02-2021 has been subsequently amended by Rule No. 03-2021. The amendment provides that any modified loans that fail to comply with their new payment terms after a period of 91 days should be reclassified back as of subnormal and restructured loans pursuant to the terms of Rule No. 04-2013.
Rule No. 02-2021 maintains the same provisioning requirements established under Rule No. 02-2020, which requires banking entities to maintain provisions equivalent to the higher of the corresponding provision of the Modified Special Mention Loan portfolio under IFRS and three percent (3%) of the modified loan portfolio gross balance, including uncollected accrued interest and capitalized interests; modified loans secured with deposits pledged in the same bank may be excluded from this calculation up to the secured amount.
On December 22, 2021, the Superintendency of Banks issued Rule No. 06-2021 whereby the additional regulatory generic provision of three percent (3%) for the modified loan portfolio was revoked. In addition, Rule No. 06-2021, provides that banks must ensure compliance with the approved IFRS models, as well as the standards established in Rule No. 06-2021, including (i) the recognition of a significant increase in credit risk for certain categories of modified loans, and (ii) a restriction on reversing any provision recorded as of November 2021 for the modified loan portfolio.

As of December 31, 2021, the Bank did not have any Modified Special Mention Loan subject to this temporary financial relief measure.
Liquidity
General License Banks are required to maintain 30% of their total gross deposits in qualifying liquid assets as prescribed by the Superintendency of Banks (which include short-term loans to other banks and other liquid assets). Qualifying liquid assets must be free of liens, encumbrances and transfer restrictions. The Superintendency of Banks may impose concentration limits and cash requirements, as well as weights per type of liquid assets.

The Superintendency of Banks requires general license banks to monitor their liquidity and identify potential liquidity risk events that may affect the bank. Banks must undertake stress tests and active monitoring of their intra-day liquidity. The stress tests performed by the bank should include at minimum: (a) the simultaneous exhaustion of liquidity in different markets; (b) restrictions on access to secured and unsecured funding; (c) limitations on foreign currency exchange and difficulties on the settlement of foreign currency exchange transactions; and (d) analysis of the possible effects of severe stress scenarios.

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

General license banks are required to calculate and comply with the LCR established by the Superintendency of Banks. The regulation establishes two bands of ratios that can be applicable to banks in Panama. The Superintendency of Banks determines, according to internal criteria, the band applicable to each bank. The band 1 banks are required to gradually reach a ratio of 50% and the band 2 banks are required to gradually reach a ratio of 100%, each by December 2022. The Superintendency of Banks has confirmed that the band 2 is applicable to the Bank. The Superintendency of Banks defines the LCR as the stock of high-quality liquid assets over total net cash outflows over the next 30 calendar days. The definition is based on the Basel III Liquidity Coverage Ratio and liquidity risk monitoring tools published by the Basel Committee on Banking Supervision and adjusted by the Superintendency of Banks.
Lending Limits
Pursuant to the Banking Law, banks cannot grant loans or issue guarantees or any other obligation (“Credit Facilities”), to any one person or group of related persons in excess of 25% of the bank’s total capital. This limitation also extends to Credit Facilities granted to parties related to the ultimate parent of the banking group. However, the Banking Law establishes that, in the case of Credit Facilities granted by mixed-capital banks with headquarters in Panama whose principal business is the granting of loans to other banks, the limit is 30% of the bank’s capital funds. As confirmed by the Superintendency of Banks, the Bank currently applies the limit of 30% of the Bank’s total capital with respect to the Bank’s Credit Facilities in favor of financial institutions and the limit of 25% of the Bank’s total capital with respect to the Bank’s Credit Facilities in favor of corporations and sovereign borrowers.
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
Additional Regulatory Requirements
In addition to the foregoing requirements, there are certain other requirements applicable to General License Banks, including: (1) a requirement that a bank must notify the Superintendency of Banks before opening or closing a branch or office in Panama and obtain approval from the Superintendency of Banks before opening or closing a branch or subsidiary outside Panama, (2) a requirement that a bank obtain approval from the Superintendency of Banks before it liquidates its operations, merges or consolidates with another bank or sells all or substantially all of its assets, (3) a requirement that a bank must designate the certified public accounting firm that it wishes to contract to perform external audit duties for the new fiscal term, within the first three months of each fiscal term, and notify the Superintendency of Banks within 7 days of such designation, (4) a requirement that a bank obtain prior approval from the Superintendency of Banks of the rating agency it wishes to hire to perform the risk analysis and rating of the bank, (5) a requirement that a bank must publish in a local newspaper the risk rating issued by the rating agency and any risk rating update, (6) a requirement that a bank must provide written affirmation of the Bank’s audited financial statements signed by the Bank’s Chairman of the Board, the Chief Executive Officer and Chief Financial Officer, (7) a requirement that a bank notify the Superintendency of Banks in the event of any change in ownership in a bank or economic group to which a bank belongs (regardless of whether or not such change in ownership results in a change of control), and (8) a requirement that a bank notify the Superintendency of Banks in the event that it creates any pledge or security interest over the common shares of the bank or over the common shares of any entity that directly or indirectly is the principle shareholder or exercises control over the bank. The subsidiaries of Panamanian banks established in foreign jurisdictions must observe the legal and regulatory provisions applicable in Panama regarding the sufficiency of capital, as prescribed under the Banking Law.
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

Financial and non-financial supervised entities are subject to supervision, reporting and compliance requirements by various government agencies. The following entities are deemed to be “financial supervised entities”: (i) banks; (ii) bank groups; (iii) trust companies; (iv) leasing companies; (v) factoring companies; (vi) credit, debit or pre-paid card processing entities; (vii) companies engaged in remittances or wire transfers; and (viii) companies that provide any other service related to trust companies. These entities must comply with measures to prevent their operations and/or transactions from being used for money laundering operations, terrorism financing or any other illicit activity. Banks and trust companies are regulated and supervised by Superintendency of Banks.

The laws and regulations require supervised entities to perform due diligence reviews on their clients and their transactions. The verification of information and documentation will depend on the clients’ risk profile. Supervised entities have the obligation to ensure that the information provided by their clients is up-to-date. In addition, banks are required to know and keep information about the ultimate beneficial owners of their clients. Clients classified as higher risk clients are required to update their information more frequently, as an extended or enhanced due diligence measure. Supervised entities are further required to implement a system of client classification by risk profiles, based on factors such as nationality, country of birth or incorporation, domicile, profession or trade, geographic region of the customer’s activities, corporate structure, type, amount and frequency of transactions, source of funds, politically exposed persons, products, services and channels. The disclosure of ultimate beneficiaries is limited to up to 10% ownership if the owner is a natural person; otherwise, further disclosure is required. This requirement does not apply to listed entities. By December 31, 2020, foreign clients of banks must also provide the bank with the foreign tax identification number of the country where the client is a taxpayer and a sworn statement which states that flows of the deposits and disbursements held or issued by the bank will comply with all fiscal obligations in the country or countries where said foreign client has fiscal residence.

Banks must comply with basic supervision and monitoring measures in order to prevent and avoid the use of their banking operations and/or transactions for money laundering operations. These basic measures include: (i) compliance with “Know Your Customer” policies; (ii) supervision of employee activities; (iii) tracking the movement of every customer’s account to be aware of their regular activities and be able to identify unusual transactions; (iv) keeping a registry of every suspicious transaction and notifying suspicious transactions to the Financial Analysis Unit (a Panamanian governmental agency under the Ministry of the Presidency); (v) conducting internal audits at least every six months on accounts with funds exceeding U.S.$10,000, with the purpose of determining if transactions made in these accounts are consistent with the account holder’s usual behavior; and (vi) monitoring accounts of clients labelled as politically exposed persons.

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

The IBA also restricts the ability of a foreign bank with a branch or agency in the United States to engage in non-banking activities in the United States, to the same extent as a U.S. bank holding company. Bladex is subject to certain provisions of the Bank Holding Company Act of 1956 (the “BHCA”), because it maintains an agency in the United States. Generally, any nonbanking activity engaged in by Bladex directly or through a subsidiary in the United States is subject to certain limitations under the BHCA. Among other limitations, the provisions of the BHCA include the so-called “Volcker Rule,” which may restrict proprietary trading activities conducted by Bladex and its affiliates with U.S. clients or counterparties, as well as certain private funds-related activities with US nexus. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “GLB Act”), a foreign bank with a branch or agency in the United States may engage in a broader range of non-banking financial activities, provided it is qualified and has filed a declaration with the U.S. Federal Reserve Board to be a “financial holding company.” The application with the U.S. Federal Reserve Board to obtain financial holding company status, filed by the Bank on January 29, 2008, was withdrawn, effective March 2, 2012, as the Bank no longer considered the financial holding company status to be a necessary requirement in order to achieve its long-term strategic goals and objectives. At present, the Bank has a subsidiary in the United States, Bladex Holdings, a wholly-owned corporation incorporated under Delaware law that is not presently engaged in any activity.

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
The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2021, the New York Agency maintained a pledge deposit with a carrying value of $10 million with the New York State Department of Financial Services, above the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.
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

On January 1, 2020, the Anti-Money Laundering Act of 2020 (“AMLA 2020”) became effective when the U.S. Congress overrode former President Donald Trump’s veto of the National Defense Authorization Act. AMLA 2020 is the most consequential anti-money laundering legislation passed by the U.S. Congress in decades. Among its many provisions, AMLA 2020 provides for expanded whistleblower rewards and protections, the establishment of a beneficial ownership registration database that will be implemented by the Financial Crimes Enforcement Network (“FinCEN”), new Bank Secrecy Act violations and enhanced penalties for repeat and egregious violators. AMLA 2020 requires that various U.S. regulatory agencies (such as FinCEN) promulgate regulations implementing the requirements of AMLA 2020.

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
U.S. Economic or Financial Sanctions, Requirements or Trade Embargoes
The economic or financial sanctions, requirements or trade embargoes (collectively, the “Sanctions”) imposed, administered or enforced from time to time by the OFAC and other U.S. governmental authorities, require all U.S. persons, including U.S. branches or agencies of foreign banks operating in the U.S. (such as the New York Agency) to comply with these sanctions, and require U.S. financial institutions to block accounts and other property of, or reject unlicensed trade and financial transactions with specified countries, entities, and individuals. Failure to comply with applicable Sanctions can have serious legal, reputational and financial consequences for an institution subject to these requirements and Sanctions, in general, may have a direct or indirect adverse impact on the business or operations of parties that engage in trade finance or international commerce. The New York Agency has adopted risk-based policies and procedures reasonably designed to promote compliance in all material respects with applicable Sanctions.
However, despite the Bank’s internal controls and good faith attempts to comply with Sanctions, it may, from time to time, process or effect transactions which are the subject of Sanctions or in which a person subject to Sanctions has an interest due to the nature of the Bank’s activities, the geographical location of the Bank’s counterparties and customer base, or these parties’ attempts to conceal or disguise the true nature of their involvement in these transactions.

Other U.S. Laws/Regulations
The New York Agency’s operations are also subject to federal or state laws and regulations applicable to financial institutions which relate to credit transactions and financial privacy. These laws, include, without limitation, the following:
•State usury laws and federal laws concerning interest rates and other charges collected or contracted for by the New York Agency;
•Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and
•Rules and regulations of the various state and federal agencies charged with the responsibility of implementing such state or federal laws.
Cybersecurity and Information Security
Risk Oversight
The Board recognizes the importance of maintaining the trust and confidence of the Bank’s shareholders, clients, and employees, and devotes significant time and attention to oversight of cybersecurity and information security risk. The Risk Policy and Assessment Committee receive regular reporting on cybersecurity and information security risk. The Board and the Risk Policy and Assessment Committee also receive annual training sessions on cybersecurity and information security topics. In 2018, the Risk Policy and Assessment Committee’s Charter was updated to expressly include its responsibility for overseeing cybersecurity and information security risks as well as the steps taken by management to understand and mitigate such risks.
Management and Safeguards
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

The Bank’s Information Security Team is responsible for overseeing compliance with the policies and procedures by any person with access to the Bank's systems. The Bank also engages independent third-party reviews of its cyber-security program.

The cyber-security program was developed using a holistic approach, which enables us to cover both the technical and strategic measures in a single framework. This framework is based on four fundamental pillars: Perimeter Security, Service and Infrastructure Security, User Security and Data Security.
Actions implemented due to the COVID-19 pandemic
The Bank implemented its Business Continuity Plan, which provides, among other things, that 100% of its staff is working remotely (telecommuting). This has increased the frequency of risks associated with cybersecurity, such as increased e-mail attack attempts and increased attack attempts due to the widespread use of remote connection protocols.

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
Managing interest rate benchmark reform and any risks arising due to reform
The Bank’s LIBOR Transition Steering Committee monitors and manages the transition to ARRs. The Committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The Committee provides periodic reports to management and the Board of Directors regarding interest rate risk and risks arising from IBOR reform.
At the end of 2020, the Bank commenced its process of evaluating its existing contracts, including loans, advances and loan commitments to its customers. As of December 31, 2021, the Bank has an inventory of outstanding loans and credits that will need to be modified to incorporate the transition language to the Secured Overnight Funding Rate (SOFR), following the recommendations of the ARRC and the Loan Syndications and Trading Association (LSTA). As of December 31, 2021, the Bank had completed the review and modification of most of its model agreements for borrowings and debt contracts, incorporating industry standard benchmark rate transition language to govern transition to new reference rates. The Bank plans to finalize the modification process before the LIBOR cessation date set out by the ARRC.

For further information regarding the Bank’s interest rate benchmark transitions and related risks, see "Risk Factors—Risks Relating to the Bank’s Business—Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations,” and Item 18, “Financial Statements,” note 5.C.
Seasonality
The Bank’s business is not materially affected by seasonality.
Raw Materials
The Bank is not dependent on sources or availability of raw materials.
C.     Organizational Structure
For information regarding the Bank’s organizational structure, see Item 18, “Financial Statements,” note 1.
D.    Property, Plant and Equipment
The Bank leases its headquarters, which comprises 4,187 square meters of office space, located at Business Park - Tower V, Costa del Este, Panama City, Panama. The Bank leases computer hosting equipment spaces located at Gavilan Street Balboa, Panama City, Panama and 21 square meters of office space and internet access, as a contingency, located at 75E Street San Francisco, Panama City, Panama.
In addition, the Bank leases office space for its representative offices in Mexico City, Mexico; Buenos Aires, Argentina; Bogotá, Colombia; São Paulo, Brazil; and its New York Agency in White Plains, New York.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
This section, which generally discusses the Bank's financial condition and results from operations as of and for the periods ending December 31, 2021, 2020 and 2019, and includes year-on-year comparisons of those results, should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2019 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 28, 2021. This discussion intends to provide the reader with information that will assist in understanding the Bank’s Financial Statements, the changes in certain key items in those Financial Statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Bank's performance. Additionally, the discussion in this section provides information about the financial results of each of the Bank's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Bank as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report.
The Bank’s Consolidated Financial Statements and the financial information discussed below have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting

Standards Board (“IASB”). The Consolidated Financial Statements as of, and for the years ended December 31, 2021, 2020 and 2019 were audited by the independent registered public accounting firm KPMG LLP (“KPMG”).
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

	For the Year Ended December 31,
	2021	2020	2019
	(in $ thousands, except per share amounts and percentages)
Total interest income	$140,883	$180,973	$273,682
Total interest expense	(54,101)	(88,523)	(164,167)
Net interest income	86,782	92,450	109,515
Other income (expense):
Fees and commissions, net	18,298	10,418	15,647
Loss on financial instruments, net	(1,296)	(4,794)	(1,379)
Other income, net	422	1,083	2,874
Total other income, net	17,424	6,707	17,142
Total revenues	104,206	99,157	126,657

(Provision for) reversal of credit losses	(2,328)	1,464	(430)
Gain on non-financial assets, net	742	296	500

Operating expenses:
Salaries and other employee expenses	(21,652)	(21,462)	(24,179)
Depreciation of investment property, equipment and leasehold improvements	(2,749)	(3,587)	(2,854)
Amortization of intangible assets	(742)	(753)	(702)
Other expenses	(14,780)	(11,522)	(12,939)
Total operating expenses	(39,923)	(37,324)	(40,674)
Profit for the year	$62,697	$63,593	$86,053
Basic earnings per share (in US dollars)	$1.62	$1.60	$2.17
Diluted earnings per share (in US dollars)	$1.62	$1.60	$2.17
Weighted average basic shares (in thousands of shares)	38,796	39,656	39,575
Weighted average diluted shares (in thousands of shares)	38,796	39,656	39,575
Return on average total assets (1)	0.93%	0.96%	1.36%
Return on average total equity (2)	6.10%	6.19%	8.56%
(1)For the years 2021, 2020 and 2019, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2021, 2020 and 2019 is calculated on the basis of daily average balances.
(2)For the years 2021, 2020 and 2019, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2021, 2020 and 2019 is calculated on the basis of daily average balances.

Profit for the year

Bladex’s profit for the year 2021 totaled $62.7 million, or $1.62 per share, compared to $63.6 million, or $1.60 per share for 2020. The $0.9 million, or 1% decrease in profits was mainly driven by (i) the $5.7 million, or 6% decrease in net interest income, mainly derived from lower market-based rates on the Bank´s average assets and liabilities, (ii) a $3.8 million, or 259% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio, and (iii) a $2.6 million, or 7% increase in operating expenses, which returned to pre-pandemic levels after having been reduced in 2020 as a result of the implementation of cost saving measures at the onset of the COVID-19 pandemic. These combined effects were mostly offset by the $10.7 million, or 160% increase in total other income derived from the increase in fees and commissions from the Bank’s structuring, syndication and letters of credit business and improved results on financial instruments.
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
Net Interest Income and Margins
The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Net interest income (loss) by Business Segment
Commercial	$83.8	$87.9	$108.4
Treasury	3.0	4.5	1.1
Total Net Interest Income	$86.8	$92.4	$109.5
Net interest margin	1.32%	1.41%	1.74%
Net interest spread	1.15%	1.13%	1.19%
Changes in Net Interest Income — Volume and Rate Analysis
Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2021 compared to 2020 and 2020 compared to 2019. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2021 vs. 2020			2020 vs. 2019
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$(1,644)	$(2,065)	$(3,709)	$9,106	$(21,222)	$(12,116)
Investment securities	7,334	(925)	6,409	1,809	(1,487)	322
Loans	10,378	(53,168)	(42,790)	(23,670)	(57,245)	(80,915)
Total increase (decrease)	$16,068	$(56,158)	$(40,090)	$(12,755)	$(79,954)	$(92,709)
(Increase) decrease in interest expense
Demand deposits	(298)	195	(103)	(1,084)	2,373	1,289
Time deposits	(1,717)	14,774	13,057	(3,537)	43,883	40,346
Total Deposits	(2,015)	14,969	12,954	(4,621)	46,256	41,635
Securities sold under repurchase agreement and short-term borrowings and debt	6,219	10,981	17,200	1,711	13,274	14,985
Long-term borrowings and debt, net	(2,264)	6,532	4,268	(1,966)	20,990	19,024
Total (increase) decrease	$1,940	$32,482	$34,422	$(4,876)	$80,520	$75,644
Increase (decrease) in net interest income	$18,008	$(23,676)	$(5,668)	$(17,631)	$566	$(17,065)
(*)Volume variation effect is calculated by multiplying the difference in average volumes by the prior year’s average yield. Rate variation effect is calculated by multiplying the difference in average yield by the prior year’s average volume. Mix variation effect is calculated by multiplying the difference in average volumes by the difference in average rates and allocated proportionally to the absolute volume and rate variation effects.
Interest Income Variation
2021 vs. 2020

For the year ended December 31, 2021, the Bank’s interest income totaled $140.9 million, compared to $181.0 million during the year ended December 31, 2020. The $40.1 million, or 22% decrease in interest income during 2021 was primarily attributable to a $56.2 million rate-driven decrease in interest income for total interest-earning assets mostly associated with a 101 basis point decrease in average lending rates to 2.47% in 2021, as lower LIBOR-based market rates more than offset the combined effect of increased average productive assets (loans and investment securities), coupled with reduced low-yielding liquidity levels.
2020 vs. 2019
For the year ended December 31, 2020, the Bank’s interest income totaled $181.0 million, compared to $273.7 million during the year ended December 31, 2019. The $92.7 million, or 34% decrease in interest income during 2020 was primarily attributable to a $80.0 million rate-driven decrease in interest income for total interest-earning assets mostly associated with a 111 basis point decrease in average lending rates to 3.48% in 2020 as lower LIBOR-based market rates more than offset higher lending spreads, coupled with the prudential measures implemented by the Bank as of the onset of the COVID-19 pandemic, which favored low-yielding liquid assets over loan growth during most part of the year, and therefore reduced its average loan volumes by 10% and almost doubled its average liquidity position throughout 2020.
Interest Expense Variation
2021 vs. 2020

For the year ended December 31, 2021, the Bank recorded an interest expense of $54.1 million, a $34.4 million, or 22% annual decrease compared to $88.5 million in 2020. This annual decrease was primarily the result of a $32.5 million rate-

driven decrease in interest expense for total interest-bearing liabilities, attributable to lower LIBOR-based market rates. Overall, the average interest rate paid on interest-bearing liabilities decreased to 0.96% in 2021 from 1.59% in 2020.
2020 vs. 2019
For the year ended December 31, 2020, the Bank recorded an interest expense of $88.5 million, a $75.6 million, or 46% annual decrease compared to $164.2 million in 2019. This annual decrease was primarily the result of a $80.5 million rate-driven decrease in interest expense for total interest-bearing liabilities, attributable to lower LIBOR-based market rates and the Bank’s increased reliance on deposits. Overall, the average interest rate paid on interest-bearing liabilities decreased to 1.59% in 2020 from 3.10% in 2019.
Net Interest Income Variation
2021 vs. 2020

For the year ended December 31, 2021, the Bank’s net interest income totaled $86.8 million, compared to $92.4 million during the year ended December 31, 2020. The $5.7 million, or 6% decrease in net interest income during 2021 was the result of the net effect of lower LIBOR-based market rates, which negatively impacted net interest income by $23.7 million year-on-year. This decrease offset the combined positive effect of increased average productive assets in both the Bank's Loan and Investment Portfolios, coupled with reduced low-yielding liquidity levels, that resulted in a net volume increase of $18.0 million in 2021 when compared to 2020.
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

	For the Year ended For the Year ended December 31,
	2021			2020			2019
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$831	$1.2	0.14%	$1,502	$4.9	0.32%	$756	$17.0	2.22%
Investment securities (1)	566	9.9	1.73%	157	3.5	2.21%	90	3.2	3.52%
Loans	5,181	129.8	2.47%	4,881	172.5	3.48%	5,449	253.5	4.59%
Total interest-earning assets	$6,578	$140.9	2.11%	$6,540	$181.0	2.72%	$6,294	$273.7	4.29%
Allowance for loan losses	(41)			(67)			(101)
Non-interest-earning and other assets	176			135			153
Total Assets	$6,713			$6,608			$6,346
Interest-Bearing Liabilities
Demand deposits	$328	1.0	0.30%	$205	0.6	0.29%	$98	1.9	1.91%
Time deposits	2,972	11.9	0.39%	2,770	25.2	0.89%	2,621	65.5	2.47%
Deposits (2)	3,300	12.9	0.38%	2,975	25.8	0.85%	2,719	67.4	2.45%
Securities sold under repurchase agreements and short-term borrowings and debt	695	5.9	0.84%	1,061	24.0	2.22%	1,117	38.9	3.44%
Long-term borrowings and debt, net (3)	1,540	35.3	2.26%	1,440	38.7	2.65%	1,388	57.8	4.11%
Total interest-bearing liabilities	$5,535	$54.1	0.96%	$5,476	$88.5	1.59%	$5,224	$164.2	3.10%
Non-interest bearing liabilities and other liabilities	151			105			117
Total Liabilities	$5,686			$5,581			$5,341
Total equity	1,027			1,027			1,005
Total Liabilities and Equity	$6,713			$6,608			$6,346
Net interest spread			1.15%			1.13%			1.19%
Net interest income and net interest margin		$86.8	1.32%		$92.4	1.41%		$109.5	1.74%
(1)Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 1.80%, 2.27% and 3.58%, for 2021, 2020 and 2019, respectively.
(2)The Bank obtains deposits in the form of demand deposits and time deposits from its central bank shareholders, commercial banks and corporations.
(3)Includes lease liabilities, and average balance is presented net of prepaid commissions.
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
Fees and commissions, net
The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in $ thousands)
Syndications	$4,269	$603	$5,622
Documentary and standby letters of credit	12,120	9,000	9,506
Other commissions, net	1,909	815	519
Fees and commissions, net	$18,298	$10,418	$15,647

During the year ended December 31, 2021, fees and commissions totaled $18.3 million, compared to $10.4 million for the year ended December 31, 2020. The $7.9 million, or 76% increase in fees and commissions was mainly attributable to: i) the $3.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close four mandated structured transactions during 2021, for a total principal amount of $629 million, compared to two transactions closed during 2020, for a total principal amount of $200 million, and ii) a $3.1 million, or 35% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased activity which performed similarly to pre-COVID levels. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 134% year-over-year increase in 2021.
During the year ended December 31, 2020, fees and commissions totaled $10.4 million, compared to $15.6 million for the year ended December 31, 2019. The $5.2 million, or 33% decrease in fees and commissions was mainly attributable to lower levels of business from the Bank’s syndication desk in a year impacted by market uncertainty, as the Bank was able to close two mandated structured transactions during 2020, for a total principal amount of $200 million, compared to six transactions closed during 2019, for a total principal amount of $1.3 billion. Commissions from letters of credit business decreased 5% in 2020, performing similarly to pre-COVID levels in the second half of the year. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 57% increase in 2020 compared to 2019.
Gain (loss) on financial instruments, net
The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in $ thousands)
(Loss) gain on derivative financial instruments and foreign currency change, net	$(1,870)	$(1,813)	$672
Realized loss on financial instruments at fair value through profit or loss	0	(2,175)	(2,258)
Gain on sale of financial instruments at amortized cost	333	0	0
Unrealized gain (loss) on financial instruments at fair value through profit or loss	227	(806)	0
Realized gain on sale of securities at fair value through OCI	14	0	186
Gain on sale of loans	0	0	21
Loss on financial instruments, net	$(1,296)	$(4,794)	$(1,379)

During the year ended December 31, 2021, the Bank recorded a net loss on financial instruments of $1.3 million, compared to a net loss on financial instruments of $4.8 million for the year ended December 31, 2020, and a net loss on financial instruments of $1.4 million for the year ended December 31, 2019. The $1.3 million loss on financial instruments during 2021 was mainly attributable to the ineffectiveness of the Bank’s foreign currency derivatives position to hedge risk, mostly associated with a portion of the notes issued under its Mexican notes program, and was similar to the impact recorded in 2020. In 2020 and 2019, the results were also impacted by the sale of debt instruments received as part of loan restructurings in prior years. As part of its interest rate and currency risk management, the Bank may, from time to time, enter into foreign exchange forwards, cross-currency contracts and interest rate swaps to hedge the risk associated with a portion of the notes issued under its various funding programs.
The Bank purchases debt instruments with the intention of selling them prior to maturity, with the realized gain (loss) on the sale of securities recorded on financial instruments at fair value with changes in other comprehensive income. These debt instruments are classified as securities at FVOCI and are included as part of the Bank’s Credit Portfolio.
The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s selected loan sales. During the years ended in December 31, 2021 and December 31, 2020, the Bank reported no results from sale of loans, compared to a gain on sale of loans of $21 thousand during the year ended December 31, 2019.

Other income, net
During the year ended December 31, 2021, the Bank recorded $0.4 million in other income, net, compared to $1.1 million and $2.9 million for the years ended December 31, 2020, and 2019, respectively. This line-item is mostly related to miscellaneous income, and the annual variations are partly attributable to changes in income related to break funding cost charged to customers in loan prepayments, among others.
(Provision for) reversal of credit losses
For the year ended December 31, 2021, the Bank’s provision charges for credit losses totaled $2.3 million compared to reversal of provisions for credit losses of $1.5 million for the year ended December 31, 2020. The provision charges for credit losses in 2021 were mostly related to the growth of the Credit Portfolio, as balances increased 24% year-over-year at the end of 2021 when compared to 2020.
For the year ended December 31, 2020, the Bank’s reversal of provisions for credit losses totaled $1.5 million, an improved result when compared to credit loss provision charges of $0.4 million for the year ended December 31, 2019. The reversal of provisions for credit losses in 2020 was primarily due to improved credit quality derived from reduced levels of credit-impaired loans during the year, and from a 17% year-over-year decrease in Loan Portfolio balance at the end of 2020, as the Bank (i) was able to collect on virtually all scheduled loan maturities, (ii) implemented prudential measures since the onset of the COVID-19 pandemic, which prioritized liquidity over loan growth during most of the year, and (iii) focused its loan origination on sectors which management considered to be defensive in the economic context (such as oil & gas (downstream), electric power and food and beverage) under stricter credit underwriting standards.
Gain (loss) on non-financial assets, net
For the years ended December 31, 2021, 2020, and 2019, the gain on non-financial assets, net amounted to $0.7 million $0.3 million, and $0.5 million, respectively. At the end of 2021, the Bank’s Management renegotiated the terms and conditions of the lease agreement related to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as an operating lease and classified as Investment Properties–Right-of-Use. As a result of the assignment of this sublease agreement, the Bank derecognized the entire investment property arising from the right-of-use assets, as well as its associated lease liability, originating a gain of $0.7 million. With the contractual modification, the Bank remeasured and adjusted the lease liability and the right-of-use asset balance. For the years ended December 31, 2020 and 2019, the Bank realized the sale of investment properties measured at fair value through profit or loss, which resulted in a gain of $0.3 million and $0.5 million, respectively.
Operating Expenses
During the year ended December 31, 2021, the Bank’s operating expenses totaled $39.9 million, compared to $37.3 million for the year ended December 31, 2020. The $2.6 million or 7% increase in operating expenses during 2021 reflected operating expenses in line with pre-pandemic levels, following a reduction in 2020, as cost saving measures were implemented at the onset of the COVID-19 pandemic, as described below.
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

	For the Year Ended December 31,
	2021	2020	2019
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$83,792	$87,921	$108,398
Other income, net	19,188	8,597	15,577
Total revenues	102,980	96,518	123,975
(Provision for) reversal of credit losses	(1,050)	1,889	(744)
Gain on non-financial assets, net	742	296	500
Operating expenses	(30,751)	(28,021)	(31,183)
Profit for the segment	$71,921	$70,682	$92,548

TREASURY:
Net interest income	$2,990	$4,529	$1,117
Other income (expense), net	(1,764)	(1,890)	1,565
Total revenues	1,226	2,639	2,682
(Provision for) reversal of credit losses	(1,278)	(425)	314
Operating expenses	(9,172)	(9,303)	(9,491)
Loss for the segment	$(9,224)	$(7,089)	$(6,495)

TOTAL:
Net interest income	$86,782	$92,450	$109,515
Other income, net	17,424	6,707	17,142
Total revenues	104,206	99,157	126,657
(Provision for) reversal of credit losses	(2,328)	1,464	(430)
Gain on non-financial assets, net	742	296	500
Operating expenses	(39,923)	(37,324)	(40,674)
Total profit for reportable segments	$62,697	$63,593	$86,053
Unallocated impairment loss on non-financial assets	0	0	0
Profit for the year	$62,697	$63,593	$86,053
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
Year 2021 vs. Year 2020

The Bank's profit from the Commercial Business Segment totaled $71.9 million for the year 2021, a $1.2 million, or 2% increase from $70.7 million in 2020. This was mainly a result of (i) a $10.6 million, or 123% increase in other income, primarily as a result of increased fees and commissions income from the Bank’s improved transaction-based structuring and syndication activity (which increased by $3.7 million) and increased income from the Bank's letters of credit business (which increased by $3.1 million or 35%). These results were partially offset by a $4.1 million, or 5% year-over-year decrease in net interest income which was primarily a result of lower market base rates during 2021, and the $1.1 million provision charge for credit losses associated with increased Commercial Portfolio balances during 2021, which compares to $1.9 million in credit loss reversals for the year 2020.
Year 2020 vs. Year 2019
The Commercial Business Segment’s profit of $70.7 million for the year 2020 was mainly impacted by: (i) reversal of provisions for credit losses totaling $1.9 million in 2020, compared to provision charges of $0.7 million in 2019, due to lower Loan Portfolio balances as well as the Bank’s timely collection of scheduled maturities and improved asset quality on origination focused on defensive sectors under stricter credit underwriting standards, (ii) lower core income generation from interest and commission income, impacted by the Bank’s defensive approach to prioritize liquidity over loan growth during most of the year, coupled with the impact of decreased market rates, and lower transactions from the Bank’s syndication desk in a year impacted by market uncertainty, and (iii) a $3.3 million or 8% decrease in operating expenses primarily related to lower personnel expenses, mostly due to a lower performance-based variable compensation, and other cost savings related to the COVID-19 pandemic.
The Treasury Business Segment
The Treasury Business Segment focuses on managing the Bank’s Investment Portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-’ or above, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.
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
Year 2021 vs. Year 2020

The Treasury Business Segment reported a loss of $9.2 million for the year 2021, compared to a loss of $7.1 million for the year 2020. The $2.1 million, or 30% increase in losses from the Treasury Business Segment was mainly due to a $1.5 million, or 34% decrease in net interest income resulting from lower market base rates during 2021 and a conservative liquidity gap position, as well as a $0.9 million, or 201% increase in provisions for credit losses resulting from the increase in the Bank's Investment Portfolio during 2021.
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

Changes in Financial Position
The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2021	2020
	(in $ thousands)
Assets
Cash and due from banks	$1,253,052	$863,812
Securities and other financial assets, net	831,913	398,068
Loans, net	5,713,022	4,896,647

Customers’ liabilities under acceptances	201,515	74,366
Derivative financial instruments - assets	10,805	27,778
Equipment and leasehold improvements, net	17,779	16,213
Intangibles, net	1,595	1,984
Investment properties	0	3,214
Other assets	8,430	6,816
Total Assets	$8,038,111	$6,288,898

Liabilities and Equity
Demand deposits	$362,356	$170,660
Time deposits	2,673,872	2,968,240
	3,036,228	3,138,900
Interest payable	1,229	1,975
Total deposits	3,037,457	3,140,875

Securities sold under repurchase agreement	427,497	10,663
Borrowings and debt, net	3,321,911	1,985,070
Interest payable	11,322	9,175

Acceptance outstanding	201,515	74,366
Derivative financial instruments - liabilities	28,455	9,211
Allowance for loan commitments and financial guarantees contracts losses	3,803	2,904
Other liabilities	14,361	18,714
Total Liabilities	$7,046,321	$5,250,978

Equity
Common stock	$279,980	$279,980
Treasury stock	(115,799)	(57,999)
Additional paid-in capital in excess of value assigned to common stock	120,043	120,414
Capital reserves	95,210	95,210
Regulatory reserves	136,019	136,019
Retained earnings	487,885	464,088
Other comprehensive income (loss)	(11,548)	208
Total Equity	$991,790	$1,037,920
Total Liabilities and Equity	$8,038,111	$6,288,898

2021 vs. 2020

As of December 31, 2021, total assets amounted to $8,038 million, a 28% increase compared to $6,289 million as of December 31, 2020, which was mainly attributable to an overall increase in the Bank’s interest earning assets, particularly in cash and due from banks, as well as in the Loan and Investment Portfolios, as described below.

The Bank’s amount of cash and due from banks totaled $1,253 million as of December 31, 2021, compared to $864 million as of December 31, 2020, a $389 million, or 45% increase, as the Bank increased its liquidity position through resilient levels of deposits and its well diversified funding structure, and in particular through access to capital markets funding.

Securities and other financial assets are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of highly liquid corporate debt securities rated ‘A-’ or above, and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $832 million, or 10% of total assets as of December 31, 2021, a 109% increase compared to $398 million, or 6% of total assets as of December 31, 2020.

As of December 31, 2021, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $5,735 million, compared to $4,911 million as of December 31, 2020. The $823 million, or 17% Loan Portfolio increase as of December 31, 2021 was mainly due to a higher volume of lending origination year-over-year, as the Bank experienced higher demand from economic recoveries in most countries in the Region, coupled with higher trade volumes and commodity prices. Given the Bank’s focus in international trade finance, these developments have led to an increase in demand from its client base throughout the Region, propelling a positive trend in its lending activity and loan portfolio growth, with the corresponding increase in credit provisions associated with this growth, which in turn is financed by increased borrowings and debt, as the Bank has ample access to a diverse base of depositors, correspondent banks and investors globally.

Loan growth during 2021 also reflect the reconstitution of Loan Portfolio balances, after conservative measures were implemented in 2020 – such as favoring liquidity and implementing stricter credit underwriting standards, in reaction to the adverse market conditions related to the COVID-19 pandemic. In 2021 the Bank focused its increased lending origination on portfolio diversification, preserving the high quality of borrowers and maintaining an emphasis on sectors which Management considers defensive in the economic context (such as financial institutions and industries tied to commodity-related sectors, driven by elevated prices and trade flows).

As of December 31, 2021, total liabilities amounted to $7,046 million, a $1,795 million or 34% increase, compared to $5,251 million as of December 31, 2020, which was mainly attributable to increased funding sources in the form of borrowings and debt, which increased 67% as of December 31, 2021 compared to December 31, 2020, as the Bank increased its reliance on short-term borrowings. Deposit balances totaled $3,036 million as of December 31, 2021, a $103 million or 3% decrease compared to $3,139 million as of December 31, 2020, mostly associated with typical year-end fluctuations in deposit balances from central banks and other financial institutions . As a result, deposit balances as a percentage of total liabilities decreased to 43% as of December 31, 2021, compared to 60% of total liabilities as of December 31, 2020. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 49% and 50% of total deposits at the end of these periods, respectively.

Total equity decreased by 4% to $992 million as of December 31, 2021, compared to $1,038 million as of December 31, 2020. The decreased equity level during 2021 was primarily due to the net effect of profits totaling $63 million in 2021, net of $39 million in declared cash dividends and to the completion of the Bank’s open market stock repurchase program in a total amount of $60 million, under which 3.6 million shares were repurchased at a volume-weighted average price per share of $16.86, since its launch in mid-May of 2021. The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings.

2020 vs. 2019

As of December 31, 2020, total assets amounted to $6,289 million, a 13% decrease compared to $7,250 million as of December 31, 2019, which was mainly attributable to a decrease in the Bank’s Loan Portfolio and cash and due from banks, which was partially offset by growth in the Bank’s Investment Portfolio, all as described below.

The Bank’s cash and due from banks totaled $864 million as of December 31, 2020, compared to $1,178 million as of December 31, 2019, a $314 million decrease in cash and due from banks as the Bank shifted, in the second half of 2020, some of its cash to corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, in order to improve the overall yield of its liquidity position.

Securities and other financial assets are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of highly liquid corporate debt securities rated ‘A-’ or above (alluded to in the prior paragraph), and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $398 million, or 6% of total assets as of December 31, 2020, a 348% increase compared to $89 million, or 1% of total assets as of December 31, 2019.

As of December 31, 2020, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $4,911 million, compared to $5,893 million as of December 31, 2019. The $982 million, or 17% Loan Portfolio decrease as of December 31, 2020 was mainly attributable to the prudential measures implemented by management since the onset of the COVID-19 pandemic, including stricter credit underwriting and an emphasis on sectors which management considers defensive in the current economic context (such as oil & gas (downstream), electric power and food and beverage). As a result, in 2020 the Bank focused its origination in short-term lending to its traditional client base of top quality financial institutions, export corporations and “multilatinas”, while it was able to collect on virtually all loan scheduled maturities.

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
The Bank assigns to each exposure a risk rating which is defined using quantitative and qualitative factors that are indicative of the risk of loss. This rating is considered for purposes of identifying significant increases in credit risk. These factors may vary depending on the nature of the exposure and the type of borrower. Each exposure is assigned to a risk rating at the time of initial recognition based on the information available about the customer and the country. Exposures are subject to continuous monitoring, which may result in the change of an exposure to a different risk rating. The table below provides a mapping of the Bank’s internal credit risk grades to external ratings:

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 to 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 to 6	2.28	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 – Caa3	Exposure in customers whose primary source of payment (operating cash flows) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the transaction involves certain risks.
8-9	34.52	Ca	Exposure in customers whose operating cash flows continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the transaction is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to customers with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.
(1)PD refers to probability of default.
(2)External rating in accordance to Moody’s Investors Service.
In order to periodically monitor the quality of the portfolio, customers and countries are reviewed every three to twelve months, depending on the risk rating.
The Bank's process for recognition of financial assets and liabilities is discussed in Note 3 – Significant accounting policies to the Consolidated Financial Statements.
The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Credit-impaired loans	$11	$11	$62
Asset-specific allocation from the allowance for loan losses	5	5	54
Credit-impaired loans as a percentage of Loan Portfolio	0.2%	0.2%	1.1%
As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.
The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2021	%	2020	%	2019	%
	(in $ millions, except percentages)
Brazil	$0	0%	$52	93%	$2	100%
Chile	0	0%	4	7%	0	0%
Total	$0	0%	$56	100%	$2	100%

During the year ended December 31, 2021, the Bank did not have write-offs against the allowance for loan losses, compared to $56 million in 2020, representing 1.16% of that year's average Loan Portfolio, and compared to $2 million in 2019, representing 0.04% of that year's average Loan Portfolio. The year-over-year write-off decrease in 2021 was associated with the sales in 2020 of (i) an $11.6 million outstanding credit-impaired loan classified as Stage 3, which resulted in a $52.1 million write-off against its individually assigned allowance for credit losses, and (ii) the sale of a $17.5 million watchlist loan classified as Stage 2, which resulted in a $4.4 million write-off against its individually assigned allowance for credit losses.

In the three-year period ended December 31, 2021, the Bank disbursed $38,760 million in credits and had loan write-offs for $59 million, representing 0.15% of total credits disbursed.
The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in $ thousands)
Credit-impaired loans:
Brazil:
Private corporations	$0	$0	$61,845
Argentina:
Private corporations	0	0	0
Panama:
Private corporations	10,593	10,593	0
Total credit-impaired loans	$10,593	$10,593	$61,845

As of December 31, 2021, the Bank had credit-impaired loans of $11 million (or 0.18% of the Loan Portfolio), compared to $11 million (or 0.22% of the Loan Portfolio) as of December 31, 2020 and $62 million (or 1.05% of the Loan Portfolio) as of December 31, 2019. As of December 31, 2021, the outstanding credit-impaired loan, for a total of $11 million was related to a single borrower in the retail trade sector, accounting for 100% of the Bank’s total impaired loans classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $5.2 million, representing 49% of the nominal exposure.
As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.
Potential problem loans
In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “6 or 7” pursuant to the Bank's risk rating. As of December 31, 2021, the exposure of four clients for a total of $73.1 million, or 1.3% of the Loan Portfolio, were classified as potential problem loans under these guidelines, compared to two clients for a total of $9.3 million, or 0.2% of total loans as of December 31, 2020.
Allowance for losses on financial instruments
The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$41.2	$99.3	$100.8
(Reversals) provisions	0.1	(1.7)	0.9
Recoveries	0.2	0.1	0.0
Loans write-off	0.0	(56.5)	(2.4)
Balance at the end of the year	$41.5	$41.2	$99.3
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$2.9	$3.1	$3.3
Provisions (reversals)	0.9	(0.2)	(0.2)
Balance at end of the year	$3.8	$2.9	$3.1
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$0.5	$0.1	$0.3
Provisions (reversals)	1.3	0.4	(0.2)
Write-off	0.0	0.0	0.0
Balance at end of the year	$1.8	$0.5	$0.1
Total allowance for expected credit losses	$47.1	$44.6	$102.5
Total allowance for expected credit losses to total Credit Portfolio	0.64%	0.75%	1.56%

The total credit allowance for losses amounted to $47.1 million as of December 31, 2021, representing 0.64% of the total Credit Portfolio, compared to $44.6 million and 0.75%, respectively, as of December 31, 2020, and $102.5 million and 1.56%, respectively, as of December 31, 2019. The $2.5 million year-over-year increase in 2021 was mainly associated with the 24% year-over-year increase in the Credit Portfolio.

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2021		2020		2019
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$12.5	30.1	$15.6	37.9	$13.1	13.2
Brazil	4.5	10.8	3.6	8.7	58.8	59.2
Colombia	3.7	8.9	3.6	8.7	2.3	2.3
Costa Rica	3.0	7.2	3.0	7.3	4.4	4.4
Ecuador	0.6	1.4	1.2	2.9	5.3	5.3
El Salvador	2.6	6.3	1.4	3.4	1.9	2.0
Guatemala	2.2	5.3	1.5	3.6	1.6	1.6
Honduras	1.2	2.9	0.4	1.0	4.7	4.7
Jamaica	0.1	0.2	0.8	1.9	1.2	1.2
Mexico	2.4	5.8	2.4	5.8	0.8	0.8
Panama	5.5	13.3	5.2	12.6	2.7	2.7
Paraguay	0.5	1.2	0.5	1.2	0.6	0.6
Other (1)	2.7	6.6	2.0	5.0	1.9	2.0
Total Allowance for loan losses	$41.5	100.0%	$41.2	100.0%	$99.3	100.0%

Allowance for loan commitments and financial guarantee contract losses
Colombia	0.2	5.3	0.2	5.4	0.1	3.0
Ecuador	1.9	50.0	1.1	37.9	1.7	54.6
Panama	0.1	2.6	0.0	0.7	0.1	3.9
Other (1)	1.6	42.1	1.6	56.0	1.1	38.5
Total allowance for loan commitments and financial guarantee contract losses	$3.8	100.0%	$2.9	100.0%	$3.0	100.0%

Allowance for Investment Portfolio losses
Brazil	$0.7	38.8	$0.3	60.0	$0.0	0.0
Colombia	0.1	5.6	0.0	0.0	0.0	0.0
Mexico	0.1	5.6	0.1	20.0	0.0	0.0
Panama	0.1	5.6	0.0	0.0	0.1	100.0
Other (1)	0.8	44.4	0.1	20.0	0.0	0.0
Total allowance for Investment Portfolio losses	$1.8	100.0%	$0.5	100.0%	$0.1	100.0%

	As of December 31,
	2021		2020		2019
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$12.5	26.5	$15.5	34.9	$13.1	12.8
Brazil	5.2	11.0	4.2	9.4	59.1	57.7
Colombia	4.0	8.5	3.8	8.4	2.4	2.4
Costa Rica	4.0	8.5	3.8	8.5	4.9	4.8
Ecuador	2.5	5.3	2.4	5.3	7.0	6.8
El Salvador	2.8	5.9	1.5	3.3	2.1	2.0
Guatemala	2.4	5.1	1.7	3.9	1.8	1.7
Honduras	1.4	3.0	0.4	0.8	4.7	4.6
Jamaica	0.1	0.2	0.8	1.8	1.2	1.2
Mexico	2.5	5.3	2.5	5.7	0.8	0.8
Panama	5.7	12.1	5.3	11.9	2.8	2.7
Paraguay	0.5	1.1	0.5	1.2	0.7	0.7
Other (1)	3.5	7.5	2.2	4.9	1.9	1.8
Total Allowance for credit losses	$47.1	100.0%	$44.6	100.0%	$102.5	100.0%
(1)Other consists of allowances for credit losses allocated to countries in which total allowances for credit losses outstanding did not exceed $1 million for any of the periods.
The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2021		2020		2019
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$11.0	23.4	$10.5	23.6	$18.4	17.9
State-owned commercial banks	4.2	8.9	3.0	6.7	3.6	3.5
State-owned organization	4.0	8.5	6.5	14.6	5.5	5.4
Private corporations	27.7	58.8	24.5	54.9	75.0	73.2
Sovereign	0.2	0.4	0.1	0.2	0.0	0.0
Total	$47.1	100.0%	$44.6	100.0%	$102.5	100.0%

Credit Ratios

The following table sets forth information regarding certain credit ratios, along with each of the components used in their calculation, as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Total allowance for expected credit losses to total Credit Portfolio	0.64%	0.75%	1.56%
Allowance for expected credit losses	$47.1	$44.6	$102.5
Credit Portfolio	$7,365	$5,946	$6,582
Total allowance for loan losses to Credit-impaired loans (1)	392%	389%	161%
Allowance for loan losses	$41.5	$41.2	$99.3
Credit-impaired loans	$11	$11	$62
Total allowance for loan losses to Loan Portfolio	0.72%	0.84%	1.69%
Allowance for loan losses	$41.5	$41.2	$99.3
Loan Portfolio	$5,735	$4,911	$5,893
Credit-impaired loans to Loan Portfolio	0.18%	0.22%	1.05%
Credit-impaired loans	$11	$11	$62

Loan Portfolio	$5,735	$4,911	$5,893
Charge-offs to average Loan Portfolio (2)	0.00%	1.16%	0.04%
Private Corporations	$0	$56	$2
Total charge-offs	$0	$56	$2
Average Loan Portfolio	$5,177	$4,881	$5,449

(1)Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(2)Average loan portfolio for 2021, 2020 and 2019, is calculated on the basis of daily average balances.

Selected Financial Ratios

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in $ thousands, except per share data and ratios)
Weighted average basic shares	38,796	39,656	39,575
Weighted average diluted shares	38,796	39,656	39,575
Basic shares period end	36,231	39,678	39,602
Per Common Share Data:
Basic earnings per share	1.62	1.60	2.17
Diluted earnings per share	1.62	1.60	2.17
Book value per share (period end) (1)	27.37	26.16	25.66
Regular cash dividends declared per share	1.00	1.00	1.54
Regular cash dividends paid per share	1.000	1.135	1.54
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	0.93%	0.96%	1.36%
Return on average total equity (3)	6.10%	6.19%	8.56%
Net interest margin (4)	1.32%	1.41%	1.74%
Net interest spread (4)	1.15%	1.13%	1.19%
Efficiency Ratio (5)	38.3%	37.6%	32.1%
Total operating expenses to average total assets	0.59%	0.56%	0.64%
Regular cash dividend payout ratio (6)	61.9%	70.8%	70.8%
Liquidity Ratios:
Liquid assets (7) / total assets	17.47%	16.67%	16.00%
Liquid assets (7) / total deposits	46.26%	33.40%	40.15%
Capital Ratios:
Total equity to total assets	12.34%	16.50%	14.02%
Average total equity to average total assets (8)	15.30%	15.54%	15.84%
Total assets to total equity	8.1x	6.1x	7.1x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (9)	19.1%	26.0%	19.8%
Risk-weighted assets (Basel III – IRB) (9)	$5,188,610	$3,995,175	$5,137,523
Capital Adequacy Ratio (Regulatory) (10)	15.57%	20.21%	17.28%
Risk-weighted assets (Regulatory) (10)	$6,513,267	$5,187,054	$5,937,648
Leverage Ratio (Regulatory) (11)	10.83%	14.08%	12.15%

(1)Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.

(2)For the years 2021, 2020 and 2019, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2021, 2020 and 2019, is calculated on the basis of daily average balances.

(3)For the years 2021, 2020 and 2019, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2021, 2020 and 2019, is calculated on the basis of daily average balances.

(4)For the years 2021, 2020 and 2019, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2021, 2020 and 2019, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

(5)Efficiency ratio is total operating expenses as a percentage of total revenues.

(6)The Bank calculates regular cash dividend payout ratio as regular cash dividends paid per share during the relevant period.

(7)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, less pledged deposits, as well as corporate debt securities rated A- or above. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements,” note 5.

(8)For the years 2021, 2020 and 2019, average total assets and average total equity are calculated on the basis of daily average balances.

(9)Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

(10)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach.

(11)As defined by the Superintendency of Banks of Panama through Article No. 17 of Rule No. 1-2015 that establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position.

B.     Liquidity and Capital Resources
Liquidity
Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, corporate debt securities, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

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

In addition, the Bank follows cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports and maintains limits for concentrations of deposits taken from any client or economic group and total maximum deposits maturing in one day.

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
Actions implemented due to the COVID-19 pandemic

Following the COVID-19 pandemic and its potential impact on the availability of resources, in March of 2020 the Bank activated its Contingent Liquidity Plan, based on internally designed market triggers, in order to ensure a robust liquidity position given the situation caused by the pandemic. As a result, the Bank achieved a significant increase in its cash position in a short period of time, managing to continuously maintain a robust level of liquidity, exceeding regulatory requirements. The Bank maintained this additional liquidity pool as long as it was required in order to sustain the Bank’s resiliency in an environment of market volatility and high preference for liquidity among actors across the economic spectrum. During 2021, due to the resilience of the Bank’s funding, the Bank regained pre-pandemic liquidity levels, coupled with the market and internal triggers that activated the Contingent Liquidity Plan returning to adequate levels, the Bank was able to readjust its liquidity management to a normalized level, always ensuring a liquidity coverage ratio (“LCR”) above the minimum regulatory requirements. The Bank’s liquid assets were distributed among deposits and high liquid investments assets. The excess liquidity has been distributed among the Bank’s Loan and Investment Portfolios with the aim of realizing adequate returns while maintaining sound credit quality set by the Bank’s management.

The Bank’s capacity to maintain these strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. In addition, the Bank has maintained a fluid access to a significant base of correspondent banks and investors from debt capital markets across the globe, which have maintained and even increased their availability of funding to the Bank during the pandemic in 2020 and 2021.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.
The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2021	2020	2019
	(in $ millions)
United States of America	$1,292	$780	$1,132
Other O.E.C.D. countries	0	100	4
Multilateral Organizations	105	162	20
Latin America	8	6	4
Total	$1,405	$1,048	$1,160

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (‘A-’ or above), totaled $1,405 million as of December 31, 2021, compared to $1,048 million as of December 31, 2020. Liquid assets to total assets ratio amounted to 17% as of December 31, 2021, compared to 17% as of December 31, 2020, while at these same dates, the liquid assets to total deposits ratios were 46% and 33%, respectively. As of December 31, 2021, $1,201 million, or 86% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $689 million, or 66% as of December 31, 2020. As of December 31, 2021, $194 million, or 14% of total liquid assets represented corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee, in order to improve the overall yield of its liquidity position.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits), which as of December 31, 2021 and 2020 amounted to $362 million and $171 million, respectively, representing 12% and 5% of the Bank’s total deposits, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2021 and 2020, the Bank’s short-term loans and investment securities (maturing within one year based on original contractual term) totaled $3,426 million and $3,114 million, respectively. As of December 31, 2021 and 2020, these instruments combined had an average original term to maturity of 191 and 195 days, respectively, and an average remaining term to maturity of 145 days and 149 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $3,134 million and $2,193 million as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, these medium-term assets had an average original term to maturity of three years and nine months (1,365 days) and three years and nine months (1,382 days), respectively; and an average remaining term to maturity of two years and seven months (960 days), and two years and five months (887 days), respectively.
Credit Ratings
The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F3	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable
Credit Rating from Standard & Poor’s Global Ratings (“S&P”)
The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on April 14, 2021. The outlook has been revised to stable from negative.
Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)
The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on May 27, 2020. The outlook has been revised to stable from negative.
Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s credit ratings from Fitch have been unchanged at “BBB/F3” since June 18, 2020, with the most recent affirmation of the Bank’s credit ratings on September 1, 2021. The outlook has been revised to stable from negative.
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
Funding Sources
The Bank’s principal sources of funds are deposits and, to a lesser extent, borrowed funds and floating and fixed rate debt placements. While these sources are expected to continue providing the majority of the funds required by the Bank in the future, the exact composition of the Bank’s funding sources, as well as the possible use of other sources of funds, will depend on economic and market conditions. The following table shows the Bank’s funding distribution as of the dates indicated:

	As of December 31,
	2021	2019	2018
	(in percentages)
Deposits	44.8%	61.1%	47.7%
Securities sold under repurchase agreements	6.3	0.2	0.7
Short-term borrowings and debt	23.3	7.5	26.4
Long-term borrowings and debt, net	25.6	31.2	25.2
Total interest-bearing liabilities	100.0%	100.0%	100.0%

The Bank has issued public debt in Mexico and Japan. The Bank has also placed private issuances of debt in different markets of Asia, Europe and Latin America.
Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2021, 55% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state-owned banks as of December 31, 2021, 2020 and 2019, was 40 days, 32 days and 36 days, respectively. As of December 31, 2021, deposits from the Bank’s five largest depositors, all except two of which were central and state-owned banks in the Region, represented 38% of the Bank’s total deposits, compared to 42% as of December 31, 2020. All of the Bank's deposits are uninsured.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2021	2020	2019
	(in $ millions)
Argentina	$161	$141	$141
Bahamas	5	0	0
Barbados	5	0	20
Bolivia	0	0	28
Brazil	294	444	415
Chile	265	175	0
Colombia	104	34	41
Costa Rica	122	169	153
Dominican Republic	183	108	62
Ecuador	291	525	590
El Salvador	35	38	50
France	21	18	1
Germany	160	155	165
Guatemala	70	50	0
Haiti	95	74	63
Honduras	168	95	260
Luxembourg	40	0	0
Mexico	0	0	2
Multilateral	150	154	103
Netherlands	0	0	5
Netherlands Antilles	5	0	0
Nicaragua	1	0	135
Panama	513	552	433
Paraguay	195	206	160
Spain	0	10	1
Trinidad and Tobago	20	20	20
United States of America	128	171	40
Uruguay	5	0	0
Total	$3,036	$3,139	$2,888

Repos
The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the Consolidated Financial Statements. As of December 31, 2021, the Bank had outstanding Repos for $428 million, compared to outstanding Repos for $11 million as of December 31, 2020 and $41 million as of December 31, 2019.
Borrowings and Debt
Short- and long-term borrowings and debt provide a global diversification of the Bank’s funding sources. The Bank uses these borrowings and debt placements, which generally have longer maturities than deposits, to manage its asset and liability positions.
Short-Term Borrowings and Debt
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

As of December 31, 2021, short-term borrowings and debt totaled $1,582 million, a 315% increase compared to $381 million as of December 31, 2020, as the Bank relied more on longer tenor funding transactions and less on deposits. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2021 was 173 days, compared to 177 days as of December 31, 2020.
The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Short-term borrowings, debt
Amount outstanding at year-end	$1,582	$381	$1,596
Maximum amount outstanding at any month-end	$1,582	$1,776	$1,596
Average amount outstanding during the year	$487	$1,033	$1,080
Weighted average interest rate on average amount outstanding	1.01%	2.24%	3.46%
Weighted average interest rate on amount outstanding at year end	0.71%	2.29%	2.31%

Long-term borrowings and debt
Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity. The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2021, gross long-term borrowings and debt increased 8% to $1,728 million, from $1,593 million as of December 31, 2020, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2021, the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years and three months (839 days), compared to two years and nine months (1,011 days) as of December 31, 2020.

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$1,728	$1,593	$1,526
Maximum amount outstanding at any month-end	$1,728	$1,630	$1,527
Net average amount outstanding during the year	$1,539	$1,440	$1,388
Weighted average interest rate on average amount outstanding	2.26%	2.65%	4.11%
Weighted average interest rate on amount outstanding at year end	2.22%	2.08%	3.56%
(*)Gross of prepaid commissions of $6.0 million, $7.7 million and $3.4 million as of December 31, 2021, 2020 and 2019, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2021, the Bank has one outstanding syndicated loan in an outstanding principal amount of $50 million:

•In August 2020, the Bank closed a $150 million syndicated loan. Wells Fargo Bank, National Association and BNP Paribas Securities Corp. acted as Joint Lead Arrangers and Bookrunners. The syndicated loan was structured with dual tranches; Tranche A, with a maturity in August 2021, for $100 million, was prepaid in January 2021; and Tranche B, with a maturity in August 2022, for $50 million. The lenders on this syndicated loan were a mix of the Bank’s existing lenders and new lenders from the United States, Asia and Europe.

In January 2022, the Bank prepaid the Tranche B outstanding balance of $50 million. In addition, in March 2022, the Bank closed a $300 million syndicated loan in which, Wells Fargo Bank, N.A. and Sumitomo Mitsui Banking Corporation acted as Joint Lead Arrangers and Bookrunners. The lenders were a mix of banks that have participated in prior syndications and new lenders from the United States, Asia and Europe.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2021, the Bank was in compliance with all covenants.
Debt Capital Markets
Program in Mexico

In 2021 Mexican National Registry of Securities (Registro Nacional de Valores) authorized increasing the aggregate amount of the “Mexico Program” from 10 billion Mexican Pesos to 25 billion Mexican Pesos or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years.

As of December 31, 2021, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN13.0 billion (thirteen billion Mexican Pesos) equivalent to $636 million. There are four outstanding issuances under the program Series Bladex 19 in the principal amount of MXN5 billion (five billion Mexican pesos) which matures in August, 2022; Series Bladex 20 in the principal amount of MXN915 million (nine hundred fifteen million Mexican pesos) which matures in June, 2023; Series Bladex 20-2 in the principal amount of MXN4,085 million (four billion, eighty-five million Mexican pesos) which matures in May, 2025, and Series Bladex 21 in the principal amount of MXN3 billion (three billion Mexican pesos) which matures in November, 2024.

In addition, in February 2022, the Bank successfully completed the re-opening of its Series Bladex 21 for the additional amount of MXN3 billion (three billion Mexican pesos), increasing the total amount issued to MXN6 billion as of the date of this report.
Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program on July 21, 2021, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2021, the Bank issued $204 million in new private placements; and as of December 31, 2021, private issuances through its Euro Medium-Term Note Program amounted to $396 million, placed in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond which matures in September of 2025 and which was issued in 2020 pursuant to Rule 144A/Regulation S with a total principal amount of $400 million as of December 31, 2021.
Cost and Maturity Profile
The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2021:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$105	0.37%
Due in 31 to 90 days	411	0.58%
Due in 91 to 180 days	495	0.74%
Due in 181 to 365 days	453	0.87%
Total	$1,464	0.71%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$63	1.58%
Due in 31 to 90 days	265	1.88%
Due in 91 to 180 days	118	3.97%
Total	$446	2.39%

Short-term placements at floating interest rate
Due in 91 to 180 days	$34	5.39%
Total	$34	5.39%

Medium and long-term borrowings at fixed interest rate
Due in 31 to 90 days	31	0.63%
Due in 91 to 180 days	40	2.04%
Due in 181 to 365 days	0	0.00%
Due in 1 through 6 years	110	0.79%
Total	$181	1.04%

Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	13	1.55%
Due in 91 to 180 days	13	1.65%
Due in 181 to 365 days	77	1.81%
Due in 1 through 6 years	113	1.15%
Total	$216	1.45%

Medium and long-term placements at fixed interest rate
Due in 91 to 180 days	$64	0.52%
Due in 181 to 365 days	$0	0.00%
Due in 1 through 6 years	863	3.20%
Total	$927	3.02%

Medium and long-term placements at floating interest rate
Due in 31 to 90 days	$10	1.62%
Due in 181 to 365 days	$244	5.63%
Due in 1 through 6 years	$216	5.02%
Total	$470	5.27%
Grand Total	$3,738	2.16%

(*)Gross of prepaid commissions of $6.0 million as of December 31, 2021.
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
The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2021, 2020 and 2019.
Cash flows from operating activities

The Bank’s operating activities mainly include cash generated by profit for the year, adjustments to reconcile profit for the year to net cash provided by or used in operating activities, net changes in operating assets, which predominantly include loans originated by the Bank, and net changes in operating liabilities, primarily from raising deposits from central banks as well as state-owned and private banks and corporations in the Region. Operating activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities and demand, market conditions, and business strategies.

For the year ended December 31, 2021, net cash used by operating activities was $872 million, mainly attributable to a net increase of $822 million in loans and a net decrease of $103 million in operating liabilities due to depositors.

For the year ended December 31, 2020, net cash provided by operating activities was $1,247 million, mainly attributable to a net decrease of $911 million in loans and a net increase of $251 million in operating liabilities due to deposits.

For the year ended December 31, 2019, net cash used by operating activities was $92 million, which was mainly attributable to a net increase of $112 million in loans.
Cash flows from investing activities
The Bank’s investing activities include the portfolio of securities at FVOCI and at amortized cost, as well as the cash used on acquisition or proceeds from disposal of equipment and leasehold improvements, and intangible assets. Investing activities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are mainly affected by market conditions, and business strategies.

For the year ended December 31, 2021, net cash used in investing activities was $446 million, primarily as a result of the $618 million in purchases of securities at amortized cost, which was partially offset by $123 million in proceeds from the redemption of securities at amortized cost.

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

For the year ended December 31, 2021, the net cash provided by financing activities was $1,683 million, which was primarily the result of a $1,197 million net increase in short-term borrowings and debt, along with $417 million from the increase in securities sold under repurchase agreements and the $267 million in proceeds from long-term borrowings and debt, which was partially offset by the repayment of $98 million in long-term borrowings and debt, $60 million paid for repurchases of common stock and $39 million paid as cash dividends.

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
Asset/Liability Management
The Bank seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that could result from interest rate changes. The Bank controls interest rate risk through systematic monitoring of maturities and repricing mismatches. The Bank’s investment decision-making takes into account not only the rates of return and the respective underlying degrees of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, a matched pricing structure exists when an equal amount of assets and liabilities are repriced. An excess of assets or liabilities over these matched items results in a “gap” or “mismatch,” as shown in the table under “Interest Rate Sensitivity” below. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no material foreign exchange risk, nor does it hold significant open foreign exchange positions. The foreign exchange risk is mitigated by the use of derivatives, which, though economically hedged, might give rise to some accounting volatility.
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
The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2021. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$1,253	$1,249	$0	$0	$0	$0	$4
Investment Portfolio (1)	825	1	26	29	122	647	0
Loans(1)	5,740	909	1,602	1,593	1,379	257	0
Total interest-earning assets	7,818	2,159	1,628	1,622	1,501	904	4
Non-interest earning assets, allowance for credit losses and other asset	220	0	0	0	0	0	220
Total assets	$8,038	$2,159	$1,628	$1,622	$1,501	$904	$224

Interest-bearing liabilities
Deposits	$3,036	$2,635	$0	$310	$78	$8	$5
Securities sold under repurchase agreements	428	105	228	60	0	35	0
Borrowings and debt (2)	3,322	132	1,134	653	453	950	0
Total interest-bearing liabilities	6,786	2,872	1,362	1,023	531	993	5
Non-interest-bearing liabilities and other liabilities	260	0	0	0	0	0	260
Total liabilities	$7,046	2,872	1,362	1,023	531	993	265
Total Stockholders’ equity	992	0	0	0	0	0	992
Total liabilities and stockholders’ equity	$8,038	$2,872	$1,362	$1,023	$531	$993	$1,257
Interest rate sensitivity gap	—	(713)	266	599	970	(89)	(1,033)
Cumulative interest rate sensitivity gap	—	(713)	(447)	152	1,122	1,033	0
Cumulative gap as a % of total interest-earning assets	—	-9%	-6%	2%	14%	13%	0%
(1)Gross of interest receivable and allowance for losses.
(2)Gross of prepaid commissions.
The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to changes in interest rates. Due to the fact that the significant majority of the Bank’s assets and liabilities are either short-term or have short-term US-LIBOR based repricing schedules, the Bank has a relatively low exposure to interest rate volatility, with most interest rate sensitivity being short-term in nature (up to six months to a year). Through an active interest rate management strategy, the Bank has aligned this moderate exposure to profit from an increase in short-term LIBOR rates. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.
See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity
The following table presents information concerning the Bank’s capital position as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(115,799)	(57,999)	(59,669)
Additional paid-in capital in excess of value assigned to common stock	120,043	120,414	120,362
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	136,019	136,019
Retained earnings	487,885	464,088	446,083
Other comprehensive income (loss)	(11,548)	208	(1,818)
Total equity	$991,790	$1,037,920	$1,016,167

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2021, total equity decreased to $992 million, compared to $1,038 million as of December 31, 2020 and $1,016 million as of December 31, 2019. Total equity decreased $46 million, or 4% during the year ended December 31, 2021, primarily due to the completion of the Bank’s open market stock repurchase program, under which 3.6 million shares in a total amount of $60 million were repurchased since its launch in mid-May of 2021, partly offset by increased retained earnings on 2021 profits for $62.7 million net of declared cash dividends for $38.6 million, representing $1.00 per share.

Total equity increased $22 million, or 2%, during the year ended December 31, 2020, primarily due to profits totaling $64 million in 2020, net of $45 million in declared cash dividends, which were reduced in April of 2020 by 35%, to an annualized level of $1.00 per share compared to prior years at $1.54 per share, as a prudential measure under deteriorated market conditions, still denoting a strong dividend pay-out ratio during 2020.
Capital reserves are established as an appropriation of retained earnings and, as such, are a form of retained earnings. Capital reserves are intended to strengthen the Bank’s capital position. Reductions of these reserves for purposes such as the payment of dividends require the approval of the Board and of the Superintendency of Banks.
For the Bank’s expected credit reserves, the line-item “Regulatory Reserves” established by the Superintendency of Banks presents the difference between the application of the accounting standard under IFRS 9 and the prudential regulations of the Superintendency of Banks to comply with the requirements of Rule No. 4-2013.

As of December 31, 2021 and 2020, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $136.0 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2021, the capital ratio of total equity to total assets was 12.3%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 19.1%, compared to 16.5% and 26.0%, respectively, as of December 31, 2020. The 2021 leverage ratio was 8.1x compared to 6.1x in 2020.

As of December 31, 2021, the Bank’s regulatory Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 15.6%, compared to 20.2% as of December 31, 2020.
See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.
Off-balance Sheet Arrangements
In the normal course of business, in order to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the commitment or the Bank fulfill the obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent the Bank's future credit exposure or funding requirements.
As of December 31, 2021, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.
The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2021	2020	2019
	(in $ thousands)
Documentary letters of credit	$214,230	$216,782	$169,320
Stand-by letters of credit and guarantees – Commercial risk	268,196	210,497	255,481
Total off-balance sheet arrangements	$482,426	$427,279	$424,801
Credit commitments	121,333	137,619	68,571
Total loan commitments and financial guarantee contracts	$603,759	$564,898	$493,372

Fees and commission income from off-balance sheet arrangements amounted to $14 million for the year ended December 31, 2021, compared to $10 million and $11 million for the years ended December 31, 2020, and 2019, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2021, total allowance for loan commitments and financial guarantee contracts losses amounted to $4 million, compared to $3 million as of December 31, 2020 and compared to $3 million as of December 31, 2019.

Material Contractual Obligations
The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2021.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$3,036	$3,033	$3	$0	$0
Securities sold under repurchase agreements	428	393	35	0	0
Short-term borrowings and debt	1,582	1,582	0	0	0
Long-term borrowings and debt (1)	1,728	461	1,217	50	0
Accrued interest payable	13	13	0	0	0
Future contractual interest payable, not yet accrued (2)	105	14	85	6	0
Leasehold obligations	18	1	17	0	0
Total contractual obligations	$6,910	$5,497	$1,357	$56	$0
(1)Gross of prepaid commissions of $6.0 million as of December 31, 2021. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2021 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (3)	$416	$416	$0	$0	$0
Stand-by letters of credit	268	248	20	0	0
Guarantees	0	0	0	0	0
Other commercial commitments	121	80	41	0	0
Total Commercial Commitments	$805	$744	$61	$0	$0
(3)Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $201.5 million as of December 31, 2021.
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
•The outlook is subject to several downside risks. These include renewed surges in COVID-19 cases; financing and debt-related stress; disruptions from extreme weather events, natural disasters and geopolitical events. In the medium term, failure to implement productivity-enhancing and other necessary reforms will hinder growth.
•Uncertainty about the evolution of the pandemic more broadly continues to cast a shadow on the recovery globally and in Latin America and the Caribbean.
•The Bank’s results may be affected by changes in global economic conditions, including the prices of oil and other commodities, uncertainties regarding U.S. policies affecting the dollar exchange rate, liquidity access, interest rates, slower economic growth in developed countries and trading partners, and the effect that these changes may have on the economic condition of countries in the Region, including the Region’s foreign trade growth, and, therefore, the growth of the Bank’s trade financing business.
•The Region may be impacted by weaker currencies against the U.S. dollar given concerns about continual rate increases. Any U.S. monetary tightening, in conjunction with rising inflation, could prompt many of the Region’s central banks to tighten monetary policy. The resulting increased interest rates could lead to weaker asset quality because borrowers’ repayment capacity might be reduced, which could likely lead to an increase in non-performing loans.
•Inflationary pressures in the United States and across the Region, which may call for an even faster withdrawal of monetary accommodation, the potential change in investor risk sentiment and associated tighter global and domestic financial conditions also represent major risks to the recovery. Any increase in long-term interest rates in the United States could restrict global financial conditions and put pressure on financial markets in emerging economies. Excess liquidity in international markets could be reversed in a disorderly way.
•There are high levels of indebtedness in the private sector, which could bring associated solvency problems. The Bank believes that increasing borrowing costs as a result of the COVID-19 pandemic will expose financial vulnerabilities that have accumulated over years of low interest rates. Any increase in the number of bankruptcies of companies affected by the pandemic would have possible effects on financial stability in the Region. Furthermore, the borrowers to which the Bank lends operate a wide range of businesses and are active in numerous economic sectors, many of which are facing, and will continue to face, significant challenges and negative impacts as a result of the COVID-19 pandemic. These impacts may include, among others, reduced business volumes, temporary closures of the Bank’s borrowers’ facilities, insufficient liquidity, delayed or defaulted payments from the Bank’s borrowers’ own customers, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control.

•There are vulnerabilities associated with an increase in the levels of public debt, in part derived from the fiscal stimulus granted in various countries and its impact on the sustainability of public finances.
•Possible distortions in the valuation of some financial assets could lead to an abrupt correction in their prices. As a result, capital flows to the Region could be significantly curtailed. A slowdown in capital flows could potentially destabilize exchange rates and the financing of current account balances, which may cause inflationary pressures and tighter monetary policies. A resulting economic slowdown or related political events in the Region could have a material adverse effect on the growth prospects in the Region, and on the Bank’s asset quality and operations.
•Changes in risk perception in the markets in which the Bank operates could lead to increased or decreased competition, and impact the availability of U.S. dollar liquidity, which could affect spreads over the cost of funds on the Bank’s Loan Portfolio and, consequently, impact the Bank’s net interest spreads.
•The materialization of these risks could generate new episodes of volatility, greater risk aversion and tightening of global financial conditions, which in an environment of high indebtedness could translate into risks to financial stability in some of the most vulnerable economies.
•In view of a splintered political environment and upcoming elections in several countries in the Region, the economic policy trajectory is uncertain. Failure to reach political consensus on fiscal adjustment and the structural reform agenda could have detrimental impacts on growth through a deterioration of consumer, business, or investor sentiment.
•Disruptions related to extreme weather, related partly to climate change, and other natural disasters are a significant source of downside risk for the regional outlook, and for the lives and livelihoods of individuals. Island countries in the Caribbean, together with Central American countries and coastal areas elsewhere, face rising sea levels, more frequent extreme storms, coastal flooding and erosion in the future, while parts of South America, including agricultural areas, face rising risk of drought. In addition, a large swath of the Region is prone to earthquakes. Improving resilience to and preparation for climate-and weather-related events is critical in limiting their economic impact, especially in countries where vulnerability to climate change is elevated.
•The Bank took considerable measures to mitigate risk for its employees and business operations related to the ongoing COVID-19 pandemic, such as:
▪The Bank has been carefully monitoring the COVID-19 pandemic and its impact on its business. As soon as the effects of COVID-19 pandemic started to unfold in March of 2020, Bladex was able to significantly increase its cash position, continuously maintaining levels well above regulatory liquidity requirements based on Basel III standards. The Bank’s capacity to maintain a strong liquidity position is attributable to its historically diversified and stable funding sources that include many longstanding relationships with correspondent banks and investors across the globe, as well as deposits from Latin American central banks, which are also the Bank’s Class A shareholders. The Bank’s prudent liquidity management aims to sustain its resiliency in the event of increased market volatility.
▪In March of 2020, the Bank established stricter credit underwriting criteria, with a focus on serving its strategic customer base, in client segments and industries that the Bank believes are better suited to face the effects of the COVID-19 pandemic. This resulted in a reduction of the Loan Portfolio in 2020, as the Bank has been able to collect almost all scheduled credit maturities, coupled with credit prepayments, on account of the high quality of its borrower base and the short-term nature of its portfolio (as of December 31, 2020, 75% of the remaining-term Commercial Portfolio was scheduled to mature within a year), and then lend on a selective basis. Given the aforementioned short-term nature of the Bank’s business, coupled with the high quality of its client base, including 54% of the Commercial Portfolio as of December 31, 2020, placed with top-tier financial institutions, and 16% of the Commercial Portfolio as of December 31, 2020, with sovereign and state/owned corporations across the Region, the Bank has the possibility of managing the size of its portfolio as it sees fit, giving it flexibility to respond to the current uncertain business environment.
▪The Bank implemented a continuous review process in 2020 of its entire portfolio on a name by name basis, classifying countries and sectors by risk categories. This process allowed the Bank to quickly gain a deep understanding of the impacts of COVID-19 on sectors and clients by country, having been in close contact with most of its client base throughout the year. Sectors identified as high risk, such as airlines, sugar, oil and gas upstream and supply chain, retail, among other, represented a total of approximately 9% of the total Commercial Portfolio as of December 31, 2020. In addition, the Bank continued downsizing exposure to higher risk sectors, such as the airline industry, which decreased by $99 million, or 67% since March 31, 2020, representing less than 1% of total portfolio as of December 31, 2020, and the sugar industry, which decreased by $57 million, or 43% in the same period. In addition, the Bank reduced its credit-impaired loans (or NPL) balances to 0.22% of the Loan Portfolio as of December 31, 2020.

▪The Bank implemented its Business Continuity Plan on March 13, 2020. As a result, the Bank was able to continue its business remotely and to continue processing transactions without material operational or technological disruption. All the Bank’s staff, a total of 177 employees, operated remotely from their homes throughout 2020 and some periods of 2021, in six different countries, and the Bank’s day-to-day operations have been running without interruption. In addition, the Bank has implemented specific cybersecurity measures and controls, supported by tools to protect the main points of attack, namely email and end points (laptops). In relation to human capital, supervisors with support from the human resources team maintain constant follow-up with the Bank’s employees to ensure that they are in good physical and mental health as well as to ensure that productivity remains at normal levels and work schedules are met.
▪Constant and effective digital communications have been successfully held, both internally and externally with clients, correspondent banks and other stakeholders. As a result, the Bank did not experienced a significant impact on its business resulting from mobility and travel restrictions.
▪The Bank again successfully held its 2021 Annual Meeting of Shareholders on a virtual basis, after having held it virtually for the first time in 2020. Management believes that holding the meeting virtually is in the best interests of the Bank’s shareholders and employees.
Year 2021
Bladex’s profit for the year 2021 totaled $62.7 million, or $1.62 per share, compared to $63.6 million, or $1.60 per share for 2020. The $0.9 million, or 1% decrease in profits was mainly driven by (i) the $5.7 million, or 6% decrease in net interest income, mainly derived from lower market-based rates on the Bank´s average assets and liabilities, (ii) a $3.8 million, or 259% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio, and (iii) a $2.6 million, or 7% increase in operating expenses, which returned to pre-pandemic levels after having been reduced in 2020 as a result of the implementation of cost saving measures at the onset of the COVID-19 pandemic. These combined effects were mostly offset by the $10.7 million, or 160% increase in total other income derived from the increase in fees and commissions from the Bank’s structuring, syndications and letters of credit business and improved results on financial instruments.
For the year ended December 31, 2021, the Bank’s net interest income totaled $86.8 million, compared to $92.4 million during the year ended December 31, 2020. The $5.7 million, or 6% decrease in net interest income during 2021 was the result of the net effect of lower LIBOR-based market rates, which negatively impacted net interest income by $23.7 million year-on-year. This decrease offset the combined positive effect of increased average productive assets in both the Bank's Loan and Investment Portfolios, coupled with reduced low-yielding liquidity levels, that resulted in a net volume increase of $18.0 million in 2021 when compared to 2020.
During the year ended December 31, 2021, fees and commissions totaled $18.3 million, compared to $10.4 million for the year ended December 31, 2020. The $7.9 million, or 76% increase in fees and commissions was mainly attributable to: i) the $3.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close four mandated structured transactions during 2021, for a total principal amount of $629 million, compared to two transactions closed during 2020, for a total principal amount of $200 million, and ii) a $3.1 million, or 35% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased activity which performed similarly to pre-COVID levels. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a strong 134% year-over-year increase in 2021.
Return on average total equity (“ROAE”), calculated as profit for the year divided by average total equity, stood at 6.1% for 2021, compared to a similar level of 6.2% for 2020, due a 1% decrease in profits for the year. As of December 31, 2021, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 19.1%, compared to 26.0% as of December 31, 2020. The 2021 Asset to Equity ratio was 8.1x compared to 6.1x in 2020. In addition, as of December 31, 2021, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 15.6%.
The Bank’s 2021 efficiency ratio reached 38%, compared to a similar level of 38% for the year 2020, as the 5% increase in total revenues was offset by the 7% increase in operating expenses. The Bank's 7% increase in operating expenses reflected a return in 2021 to operating expenses in line with pre-pandemic levels, following a reduction in operating expenses in 2020, as cost saving measures were implemented at the onset of the COVID-19 pandemic. The Bank’s operating expenses to average assets ratio was 59 basis points in 2021, compared to 56 basis points in 2020.

The weighted average funding cost for the year ended December 31, 2021 was 0.96%, compared to 1.59% for the year ended December 31, 2020, a decrease of 63 basis points, benefiting from the impact of lower LIBOR-based market rates and the Bank’s continued reliance on deposits.
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
E.    Critical Accounting Estimates
The Bank prepares its Financial Statements in conformity with IFRS as issued by the IASB.

The Consolidated Financial Statements have been prepared on a historical cost basis, except for the following items mostly measured on a fair value basis: (i) securities and other financial instruments at FVOCI, (ii) other financial instruments at fair value through profit or loss, (iii) financial assets and financial designated as hedged items in qualifying fair value hedging relationships, (iv) investment property, and (v) share-based payments. The carrying values of recognized financial assets and financial liabilities that are designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.
The preparation of the Financial Statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the reporting date of the Financial Statements and the reported amounts of revenues and expenses during the year. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results may differ from these estimates if conditions or underlying circumstances were to change.
See Item 18, “Financial Statements,” note 3.22 “Judgments, estimates and significant accounting assumptions” for a related discussion on the Bank’s critical accounting estimates. Additionally, the following significant accounting policies that involve critical accounting estimates can be found on:
•Reserve for expected credit losses (See Item 18, “Financial Statements,” notes 3.4, 5, and 6)
•Fair value on financial instruments (See Item 18, “Financial Statements,” notes 3.4, 7, and 13)
•Business model assessment (See Item 18, “Financial Statements,” note 3.4).

Item 6.    Directors, Executive Officers and Employees

A.     Directors and Executive Officers
Directors
The following table and biographies set forth certain information concerning the Directors of the Bank as of April 26th, 2022, including information with respect to each Director’s current position with the Bank and other institutions, class of shares which such Director represents, country of citizenship, the year that each Director’s term expires, and age.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer
Banco Patagonia, Argentina	Brazil	Director	2022	2010	58
José Alberto Garzón Gaitán
Legal Vice President and General Counsel
Banco de Comercio Exterior de Colombia	Colombia	Director	2023	2017	51
Eduardo Hecker
Chairman
Banco de la Nación Argentina	Argentina	Director	2023	2020	65

CLASS E
Ricardo Manuel Arango
Senior Partner
Arias, Fábrega & Fábrega, Panama	Panama	Director	2022	2016	61
Herminio A. Blanco
President
IQOM, Mexico	Mexico	Director	2022	2004	71
Mario Covo
Founding Partner
DanaMar LLC, United States	United States	Director	2023	1999	64
Miguel Heras Castro
Board Member
Inversiones Bahia Ltd., Panama	Panama	Chairman of the Board	2024	2015	53
Roland Holst
Board Member
Sudameris Bank, Paraguay	Paraguay	Director	2022	2017	52

ALL CLASSES OF COMMON STOCK (1)
Isela Costantini
Chief Executive Officer
GST, Argentina	Argentina	Director	2024	2019	50
Alexandra M. Aguirre
Partner
Morrison & Foerster LLP, United States	United States	Director	2024	2020	46
(1)Denotes class(es) of common stock of the Bank that elect the directors listed.
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
Eduardo Hecker has served as a Director of the Board since 2020. Mr. Hecker has served as Chairman of Banco de la Nación Argentina, Argentina, Chairman of Asociación de Bancos Públicos y Privados de la República Argentina (ABAPPRA) and Play Digital S.A. since 2020. He previously served as Director of DEL Consultores, Argentina. Mr. Hecker was President of the Comisión Nacional de Valores, Chairman of Banco de la Ciudad de Buenos Aires, Argentina, Second Vice President of Asociación de Bancos Públicos y Privados de la República Argentina (ABAPPRA), Director of Red Link, S.A., Argentina, Secretary of Desarrollo Económico de la Ciudad de Buenos Aires and Director of Centro de Estudios para la Producción-Secretaría de Industria, Comercio y Minería de Argentina. He is currently Director of the Program for Specialization in Banking Administration of Universidad de la Matanza (UNLaM), Argentina and is the author of the following books: Los desafíos del desarrollo, diagnósticos y propuestas, published in 2005; Hacia el desarrollo económico, ventajas competitivas, actores y políticas en la Ciudad de Buenos Aires, published in 2003; and La inversión extranjera en la Argentina en los años ´90, published in 1998, among others. In 2003, Mr. Hecker was recognized by Noticias Urbanas with a Quality Award granted under the topic Best Government Management during his office of Secretary of Economic Development of the city of Buenos Aires. Mr. Hecker holds a degree in Economics of Universidad de Buenos Aires, Argentina. His extensive experience along with his academic and consulting skills, qualify him to serve in the board.
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
Executive Officers
The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	51
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	50
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	40
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	55
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	57
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	45
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	50
Jorge Luis Real	Executive Vice President Chief Legal Officer and Corporate Secretary	Panama	49
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	38

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
Samuel Canineu was appointed Executive Vice President – Commercial Banking in August 2021. From late 2020 to early 2021, he served as Chief Country Officer at Greensill, Sao Paulo, Brazil. From 2003 to 2020, he held various positions at ING Group in the Americas, including Vice President of Leveraged Finance (New York), Head of Loan Syndications Latin America (New York), and CEO of ING Brazil. Mr. Canineu holds a Bachelor´s Degree in Business Administration from Fundação Getúlio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia University.
Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Ms. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed an Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (USA).
Eduardo Vivone was appointed Executive Vice President, Treasury and Capital Markets, in February 2018, and has served as Senior Vice President, Head of Treasury, since September 2013. He also served as Senior Vice President, Funding, from April through August 2013. Before joining the Bank, he served as Head of Global Markets for HSBC Bank Panama from 2010 to 2012, Regional Sector Head, Government Sector – Global Banking, Americas for HSBC Securities, New York from 2007 to 2010, Head of Treasury for HSBC Bank, Spain from 2003 to 2007, Head of Balance Sheet Management and Forward Foreign Exchange for HSBC Bank, Argentina from 1998 to 2003, and he served in diverse capacities for Banco Roberts, Buenos Aires from 1990 to 1998, serving his last two years as Head of Financial Planning. Mr. Vivone is a Certified Public Accountant and holds a Master’s degree in Finance from the University of CEMA, Buenos Aires, Argentina, and a Bachelor's degree in Accounting from University of Buenos Aires, Argentina.
Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management Department since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina and Chile from 1997 to 2006. Mr. Tizzoni is a FIBA Anti-Money Laundering certified associate (AMLCA) by Florida International University, performed a fintech program by Saïd Business School, University of Oxford, holds a Master Degree in Enterprise Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's degree in Business Administration and a Certified Public Accountant, both from the University of Buenos Aires in Argentina.
Olazhir Ledezma was appointed Executive Vice President – Strategic Planning in July 2021. From 2014 to 2021, he served as Director of Partners in Performance, where he drove the efficiency and operational transformation of complex organizations. Previously, he was Vice President – Commercial Planning at Belcorp, Lima, Peru, from 2012 to 2014. Before this experience, he was a Partner at McKinsey & Co. for 14 years, and Brand Manager at Heinz from 1994 to 1996. Mr. Ledezma graduated as Mechanical Engineer from Simon Bolivar University in Caracas, Venezuela, and holds two Master’s Degrees, one in Business Administration (MBA) and another in Manufacturing Engineering, from the University of Michigan (USA).
Jorge Luis Real serves as Executive Vice President, Legal and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is also a Florida International Bankers Association (FIBA) Anti-Money Laundering Certified Associate (AMLCA), certified by the Florida International University.
Adriana Lizzeth Díaz was appointed Executive Vice President, Chief Audit Officer in June 2021. Previously, Ms. Díaz served as Vice President of Audit in Multibank Panama from 2020 to 2021. From 2012 to 2019, Ms. Díaz held positions in the Audit departments of several companies from Grupo Aval Colombia, including in particular Banco de Occidente and Fiduciaria de Occidente. From 2002 to 2012, Ms. Díaz held several management positions at Deloitte Colombia. Ms. Díaz is a Certified Public Accountant with a Degree in Accounting from Universidad La Gran Colombia, and holds a Master’s Degree in Business Administration and a Specialization in Financial Management, all from Universidad de Los Andes, Colombia.
B.    Compensation
Compensation of Executive Officers and Directors
The Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Compensation Committee recommended to the Board that the following "Compensation of Executive Officers and Directors" discussion be included in the Bank's Proxy Statement for the Annual Shareholders’ Meeting to be held April 27, 2022 (commonly referred to as the “say on pay” proposal).
Compensation Consultant
The Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2021, the Compensation Committee retained a specialized consultant to review the Bank's Salary Compensation scheme. The results of the consultant’s review were presented and approved by Board in December 2021.
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
During the fiscal year ended December 31, 2021, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $495,000.
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
On February 9, 2021, the Bank granted to current executive officers 66,353 restricted stock units corresponding to 2020 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 9, 2022, and the subsequent vestings on each anniversary of the first vesting date. As of December 31, 2021, the compensation cost charged against the Bank’s 2021 income in connection with these restricted stock units was $455,838. The total remaining compensation cost of $429,162 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2021, the Bank charged to salaries expense $67,300 with respect to the contribution plan.

2021 Chief Executive Officer Compensation
The Bank’s current Chief Executive Officer’s compensation for 2021 included an annual base salary of $500,000, a performance-based variable cash compensation of $200,000, a gran of restricted stock units valued at $400,000 and limited perquisites and other benefits amounting to $16,066. In addition, the Chief Executive Officer is eligible to receive a severance payment of $500,000 upon his departure.
Results of the 2021 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 21, 2021, the Bank’s shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2020 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (92.12%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes that these results affirm the Bank’s shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2021. The Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
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
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2021 to the Directors of the Bank as a group for their services as Directors was $952,500.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2021, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 63,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2021, the total cost for these restricted shares amounted to $922,950 of which $401,361 was registered during 2021, and the remaining compensation cost of $521,589 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2021, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 433,335 Class E shares, representing approximately 1.6% (based on 27,799,882 Class E shares outstanding as of December 31, 2021) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2021 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2021. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2021 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2021 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units (3)
Jorge Salas	—	9,192	9,192	*	20,522
Erica Lijtztain	7,763	6,571	14,334	*	11,949
Ana Graciela de Méndez	5,613	4,965	10,578	*	9,282
Eduardo Vivone	7,408	6,501	13,909	*	12,142
Alejandro Tizzoni	12,391	6,946	19,337	*	13,062
Jorge Luis Real	2,540	2,235	4,775	*	4,162
Adriana Lizzeth Diaz	0	0	0	*	0
Olazhir Ledezma	0	0	0	*	0
Samuel Canineu	0	0	0	*	0
Total	35,715	36,410	72,125		71,119
*    Less than one percent of the outstanding Class E shares.
(1)Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2021.
(3)Includes 32,128, 24,170 and 14,821 unvested restricted stock units granted to executive officers in February 2021, February 2020 and February 2019, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2021, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2021:

Name	Number of Shares Owned as of December 31, 2021 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2021 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Alexandra M. Aguirre	2,100	—	2,100	*	9,900
Ricardo Manuel Arango	37,175	—	37,175	*	11,700
Herminio A. Blanco	83,608	—	83,608	*	11,700
Isela Costantini	2,100	—	2,100	*	9,900
Mario Covo	71,027	—	71,027	*	11,700
José Alberto Garzón	18,300	—	18,300	*	11,700
Eduardo Hecker	2,100	—	2,100	*	9,900
Miguel Heras Castro	101,350	—	101,350	*	16,650
Roland Holst	25,150	—	25,150	*	11,700
João Carlos de Nóbrega Pecego	18,300	—	18,300	*	11,700
Total	361,210	—	361,210		116,550
*     Less than one percent of the outstanding Class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2015 Plan. An aggregate amount of 63,000 restricted shares were granted to directors on April 21, 2021; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
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
In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks, the Bank’s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Compensation Committee of the Bank are independent directors.
The Bank’s Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.
Meetings of the Board and Committees
During the fiscal year ended December 31, 2021, the Board held eight meetings. Directors attended an average of 89% of the total number of Board meetings held during the fiscal year ended December 31, 2021.
The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2021:

Name	Audit	Risk Policy and Assessment	Finance and Business	Compliance and Anti- Money Laundering	Compensation
Alexandra M. Aguirre	Member				Member
Ricardo Manuel Arango		Member	Member	Chairman
Herminio A. Blanco	Chairman	Member
Isela Costantini	Member				Member
Mario Covo		Member	Chairman
José Alberto Garzón	Member			Member	Member
Eduardo Hecker	Member				Member
Miguel Heras Castro		Chairman	Member
Roland Holst		Member	Member
João Carlos de Nóbrega Pecego			Member		Chairman

Number of Committee Meetings Held in 2021	6	5	5	7	8
Audit Committee
The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. Herminio A. Blanco (Chair), Ms. Alexandra M. Aguirre, Ms. Isela Costantini, Mr. José Alberto Garzón and Mr. Eduardo Hecker.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is Mr. Herminio A. Blanco.

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
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2021, the Audit Committee met six times.
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
The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2021.
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
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2021, the Risk Policy and Assessment Committee held five meetings.
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
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2021, the Committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/corporate-governance/committees-board.
Compliance and Anti-Money Laundering Committee
The Compliance and Anti-Money Laundering Committee is a standing committee of the Board. The current members of the Compliance and Anti-Money Laundering Committee are Directors Mr. Ricardo Manuel Arango (Chair) and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Chief Operating Officer, Chief Commercial Officer, Chief Risk Officer, Chief Audit Officer, Chief Legal Officer and Corporate Secretary, Head Office Chief Compliance Officer and New York Agency’s Compliance Officer.
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
The Committee holds regular meetings at least every two months. During the fiscal year ended December 31, 2021, the Compliance and Anti-Money Laundering Committee held seven meetings.
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
The Charter of the Compensation Committee requires that all members of the Committee be independent directors. No member of the Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. The Compensation Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2021, the Compensation Committee held eight meetings.
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

D.     Employees
The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2021	2020	2019
Bladex Head Office in Panama	161	154	152
New York Agency	6	5	5
Representative Office in Argentina	3	4	4
Representative Office in Brazil	6	6	6
Representative Office in Mexico	4	4	4
Representative Office in Colombia	4	4	4
Total Number of Permanent Employees	184	177	175
As of December 31, 2021, the Bank's workforce comprised 184 employees, representing 15 nationalities, 96% of which are from Latin American countries. The Bank's human capital is the main backbone of all business activities, ensuring the overall well-being of its employees, it became increasingly important. The Bank’s priority is to provide all employees with an environment that integrates both their professional fulfillment and personal well-being.

Having a multicultural work environment is one of Bladex’s main strengths. The presence of different nationalities and cultures among the Bank’s employees, coupled with the commitment and professionalism demonstrated, led to difficulties being taken as challenges and opportunities, enriching the Bladex brand.
The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to Bladex. For more information, please refer to Human Capital Management in the Environmental, Social and Governance section in Item 6.C..

E.     Share Ownership
See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”
Item 7.    Major Shareholders and Related Party Transactions
A.     Major Shareholders
As of December 31, 2021, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 15.9% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2021.

	As of December 31, 2021
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.9
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.4
Total Shares of Class A Common Stock	6,342,189	100.0	17.5

Class B Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	42.3	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	14.2	0.8
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	7.0	0.4
Sub-total shares of Class B Common Stock	1,327,579	63.5	3.6
Total Shares of Class B Common Stock	2,089,075	100.0	5.8

Class E Common Stock
Brandes Investment Partners, L.P. (1) 11988 El Camino Real, Suite 600 San Diego, California 92130 United States	5,770,201	20.8	15.9
Sub-total shares of Class E Common Stock	5,770,201	20.8	15.9
Total Shares of Class E Common Stock	27,799,882	100.0	76.7

Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,231,146		100.0

(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 6, 2022.

All common shares have the same rights and privileges regardless of their class, except that:
•The affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (1) to dissolve and liquidate the Bank, (2) to amend certain material provisions of the Articles of Incorporation, (3) to merge or consolidate the Bank with another entity and (4) to authorize the Bank to engage in activities other than those described in its Articles of Incorporation;
•The Class E shares are freely transferable without restriction to any person, while the Class A shares, Class B shares and Class F shares can only be transferred to qualified holders of each class;
•The Class B shares and Class F shares may be converted into Class E shares;
•The holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them, but the holders of Class E shares do not; and
•All classes vote separately for their respective directors. The holders of the Class A common shares have the right to elect three (3) Directors; the holders of the Class E common shares can elect five (5) Directors; and the holders of the Class F common shares have the right to elect one (1) Director, so long as the number of issued and outstanding Class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation.
Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2021	December 31, 2020	December 31, 2019
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,089,075	2,178,365	2,182,426
Class E Common Shares	27,799,882	31,157,386	31,077,662
Class F Common Shares	—	—	—
Total Common Shares	36,231,146	39,677,940	39,602,277
The number of the Bank’s Class A common shares outstanding as of December 31, 2021 did not change from December 31, 2020. Class B common shares decreased by 89,290 shares during the same period, due to the conversions of Class B into Class E common shares. During the year ended December 31, 2021, Class E common shares outstanding decreased by 3,357,504 shares, mostly due to the completion of the Bank’s open market stock repurchase program in a total amount of $60 million.
As of December 31, 2021, there were a total of 53 holders of record of the Bank's Class E shares, of which 15 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 85% of the Bank’s outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of the Bank’s Class A shares or Class B shares are held in the United States.
The Bank had no preferred stock issued and outstanding as of December 31, 2021.
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

As of December 31, 2021, and 2020, the Bank had credit transactions in the normal course of business with 10% and 12%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2021 and 2020, 8% and 11%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2021, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 2.9% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to one entity whose directors and/or executive officers are also directors of the Bank. This entity was Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2021, one loan remained outstanding to Sudameris Bank SAECA for the total amount of $30 million. This loan was made on November 26, 2021 and had a weighted average interest rate of 1.70%. During 2021, the largest amount outstanding was $30 million.

All of the abovementioned loans were granted for commercial business purposes. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assessment Committee’s charter, Directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are Executive Officers or Directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled..
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
The cash dividend declared per share to the Bank’s shareholders totaled $1.00 per common share for the year ended December 31, 2021, which was unchanged from the $1.00 per common share cash dividend declared in 2020, and representing a 35% decrease compared to the $1.54 per common share cash dividend declared in 2019, as the Board decreased the quarterly cash dividend to $0.25 from $0.385 per common share, as a prudential measure in managing the Bank under prevailing market and economic conditions in 2020 and 2021.
No special dividends were declared during three-year period ended December 31, 2021.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 22, 2022	March 7, 2022	$0.25
November 23, 2021	November 9, 2021	$0.25
August 24, 2021	August 9, 2021	$0.25
June 2, 2021	May 17, 2021	$0.25
March 10, 2021	February 23, 2021	$0.25
November 25, 2020	November 9, 2020	$0.25
August 25, 2020	August 10, 2020	$0.25
May 13, 2020	April 27, 2020	$0.25
March 12, 2020	February 26, 2020	$0.385
November 19, 2019	October 29, 2019	$0.385
August 14, 2019	July 30, 2019	$0.385
May 15, 2019	April 29, 2019	$0.385
March 26, 2019	March 11, 2019	$0.385
The Bank has no preferred shares issued and outstanding as of December 31, 2021.
B.     Significant Changes
Not applicable.
Item 9.    The Offer and Listing

A.     Offer and Listing Details
The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High		Low
2021	19.33		14.30
2020	22.71		7.73
2019	22.94		16.96
2018	30.43		15.33
2017	30.45		25.51
2022:
March	15.99		14.88
February	16.70		14.91
January	17.35		16.32
2021:
December	17.40		16.19
November	18.37		16.09
October	19.33	1	17.54
2022:
First Quarter	17.35		14.88
2021:
First Quarter	16.92		14.37
Second Quarter	16.36		14.30
Third Quarter	17.67		14.85
Fourth Quarter	19.33		16.09
2020:
First Quarter	22.71		10.05
Second Quarter	14.93		7.73
Third Quarter	13.06		10.55
Fourth Quarter	16.13		11.60
(1)Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.
B.     Plan of Distribution
Not required in this Annual Report.
C.     Markets
The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 76.7% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2021. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.
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
The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members. As of December 31, 2021, no Class F shares or preferred shares were issued and outstanding.
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
All common shares have the same rights and privileges regardless of their class, except that:
•the affirmative vote of three-quarters (3/4) of the issued and outstanding Class A shares is required (A) to dissolve and liquidate the Bank, (B) to amend certain material provisions of the Articles of Incorporation, (C) to merge or consolidate the Bank with another entity and (D) to authorize the Bank to engage in activities other than those described as the purposes of the Bank in its Articles of Incorporation;

•the Class E shares are freely transferable, but the Class A shares, Class B shares and Class F shares may only be transferred to qualified holders;
•the Class B shares and Class F shares may be converted into Class E shares;
•the holders of Class A shares, Class B shares and Class F shares benefit from pre-emptive rights, but the holders of Class E shares do not;
•the classes vote separately for their representative directors; and
•the rights, preferences, privileges and obligations of the preferred shares are determined by the Board at the time of their issuance in a certificate of designation.
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
The Bank’s Amended Articles of Incorporation were filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 28, 2021. See Item 19, “Exhibits” for hyperlink to this document.
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
While the Bank conducts, and intends to continue to conduct, a significant banking business, there can be no assurance that the Bank will satisfy the specific requirements for the active bank exception under the Notice, the Proposed Regulations or the exclusion for qualified banking income. Based on estimates of the Bank’s current and projected gross income and gross assets, the Bank does not believe that it will be classified as a PFIC for the Bank’s current or future taxable years. The determination of whether the Bank is a PFIC, however, is made annually and is based upon the composition of the Bank’s income and assets (including income and assets of entities in which the Bank holds at least a 25% interest), and the nature of the Bank’s activities.
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

As of December 31, 2021:

Expected maturity date
	2022	2023	2024	2025	2026	There- after	Without maturity	Total 2021	Fair value 2021
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	177,433	254,677	157,884	155,586	79,031	—	—	824,611	826,336
Average fixed rate	2.82%	3.57%	4.42%	4.50%	3.74%	—	—	3.76%

Loans at amortized cost
Fixed rate
U.S. Dollars	3,026,772	147,070	45,839	3,944	900	6,921	—	3,231,446	3,255,221
Average fixed rate	1.84%	2.88%	2.94%	4.68%	4.00%	4.00%	—	1.91%
Mexican Peso	95,864	—	—	—	—	—	—	95,864	96,635
Average fixed rate	7.30%	—	—	—	—	—	—	7.30%
Floating rate
U.S. Dollars	1,012,168	430,886	433,222	122,456	224,415	60,520	—	2,283,667	2,329,933
Average floating rate	2.87%	2.61%	2.84%	4.34%	3.19%	4.03%	—	2.96%
Mexican Peso	50,882	31,365	11,315	13,076	16,990	—	—	123,628	125,126
Average floating rate	8.42%	9.48%	9.03%	9.13%	8.82%	—	—	8.87%

LIABILITIES:

Fixed rate
U.S. Dollars	1,535,087	110,028	50,000	400,000	—	—	—	2,095,115	2,084,183
Average fixed rate	0.74%	0.79%	1.35%	2.38%	—	—	—	1.07%
Mexican Peso	48	—	—	200,293	5,132	—	—	205,473	194,055
Average fixed rate	8.99%	—	—	6.95%	6.50%	—	—	6.94%
Euro Dollar	—	28,436	58,883	11,375	11,375	11,374	—	121,443	124,231
Average fixed rate	—	0.23%	3.62%	0.90%	0.90%	0.90%	—	2.06%
Japanese Yen	64,236	—	34,739	—	17,543	—	—	116,518	117,047
Average fixed rate	0.52%	—	0.48%	—	0.95%	—	—	0.57%
Australian Dollar	—	—	18,174	—	—	—	—	18,174	18,604
Average fixed rate	—	—	1.41%	—	—	—	—	1.41%
Sterling Pound	—	—	—	—	—	5,011	—	5,011	5,331
Average fixed rate	—	—	—	—	—	1.50%	—	1.50%
Swiss Franc	—	—	10,979	—	—	—	—	10,979	10,924
Average fixed rate	—	—	0.35%	—	—	—	—	0.35%
Floating rate
U.S. Dollars	408,500	137,500	—	—	—	—	—	546,000	546,464
Average floating rate	0.83%	1.16%	—	—	—	—	—	0.91%
Mexican Peso	427,676	44,721	146,556	—	—	—	—	618,953	620,793
Average floating rate	5.80%	5.82%	5.43%	—	—	—	—	5.72%

Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	—	—	—	—	—	—	—	—	—
Average pay rate	—	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—	—
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	—	—	—	—	—	—	—	—	—
Average pay rate	—	—	—	—	—	—	—
Average receive rate	—	—	—	—	—	—	—
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	40,000	—	—	—	—	—	—	40,000	1,282

Expected maturity date
	2022	2023	2024	2025	2026	There- after	Without maturity	Total 2021	Fair value 2021
($ Equivalent in thousands)
Average pay rate	1.99%	—	—	—	—	—	—	1.99%
Average receive rate	2.04%	—	—	—	—	—	—	2.04%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	—	20,000	—	—	—	—	—	20,000	(268)
Average pay rate	—	3.70%	—	—	—	—	—	3.70%
Average receive rate	—	1.18%	—	—	—	—	—	1.18%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	—	—	—	—	—	—	—	—
U.S. Dollars fixed rate	—	—	—	—	—	—	—	—
U.S. Dollars floating rate	—	—	—	—	—	—	—	0.00%
Pay U.S. Dollars	380,425	30,333	219,217	197,854	36,027	17,069	—	880,925	(989,078)
U.S. Dollars fixed rate	6.46	1.09	1.71	2.22	1.91%	2.12%	—	2.97%
U.S. Dollars floating rate	0.83%	0.00%	1.66%	0.00%	—	—	—	1.16%
Receive Mexican Peso	309,136	0	85,532	199,655	5,132	—	—	599,455	686,286
Mexican Peso fixed rate	—	—	—	6.97%	6.50%	—	—	6.81%
Mexican Peso floating rate	5.97%	0.00%	5.44%	—	—	—	—	5.90%
Pay Mexican Peso	—	—	—	—	—	—	—	—
Mexican Peso floating rate	0.00%	0.00%	0.00%	—	—	—	—	0.00%
Receive Euro Dollar	—	28,436	56,873	11,375	11,375	11,375	—	119,434	128,953
Euro Dollar fixed rate	—	0.23%	3.75%	0.90%	0.90%	0.90%	—	1.34%
Receive Japanese Yen	64,627	—	34,379	—	17,543	—	—	116,549	118,902
Japanese Yen fixed rate	0.52%	0.00%	0.57%	—	0.95%	—	—	0.65%
Receive Australian Dollar	—	—	18,174	—	—	—	—	18,174	18,389
Australian Dollar fixed rate	0.00%	0.00%	1.41%	—	—	—	—	1.41%
Receive Sterling Pound	—	—	—	—	—	5,011	—	5,011	5,228
Sterling Pound fixed rate	—	—	0.00%	—	—	1.50%	—	1.50%
Receive Swiss Franc	—	—	10,979	—	—	—	—	10,979	11,314
Swiss Franc fixed rate	0.00%	0.00%	0.35%	—	—	—	—	0.35%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	5,763	—	—	—	—	—	—	5,763	92
Average exchange rate	20.82%	—	—	—	—	—	—	20.82%
Receive U.S. Dollars/ Pay Brazilian Reales	401	—	—	—	—	—	—	401	(7)
Average exchange rate	5.74%	—	—	—	—	—	—	5.74%
Receive U.S. Dollars/ Pay Euro Dollars	—	—	—	—	—	—	—	—
Average exchange rate	—	—	—	—	—	—	—	—
(1)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.
As of December 31, 2020:

Expected maturity date
	2021	2022	2023	2024	2025	There- after	Without maturity	Total 2020	Fair value 2020
($ Equivalent in thousands)
ASSETS:

Securities and other financial assets
Fixed rate
U.S. Dollars	74,653	160,978	151,330	—	8,461	—	—	395,422	399,458
Average fixed rate	4.21%	2.76%	2.86%	—	4.02%	—	—	3.10%
Brazilian Real	—	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—	—

Loans at amortized cost
Fixed rate
U.S. Dollars	2,363,202	60,999	31,759	3,389	3,944	7,733	—	2,471,026	2,482,753
Average fixed rate	2.44%	4.03%	5.50%	4.68%	4.68%	4.00%	—	2.53%
Mexican Peso	73,518	—	—	—	—	—	—	73,518	73,494
Average fixed rate	7.28%	—	—	—	—	—	—	7.28%
Euro Dollar	—	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—	—
Floating rate
U.S. Dollars	1,153,404	560,402	174,755	163,440	37,495	91,191	—	2,180,687	2,202,747
Average floating rate	1.95%	3.84%	2.86%	2.85%	4.59%	2.02%	—	2.63%
Mexican Peso	76,515	48,409	31,148	12,427	17,667	—	—	186,166	186,255
Average floating rate	7.70%	7.99%	8.22%	8.34%	8.51%	—	—	7.98%

LIABILITIES:

Fixed rate
U.S. Dollars	95,922	40,036	—	—	400,000	—	—	535,958	538,436
Average fixed rate	1.30%	2.04%	—	—	2.38%	—	—	2.16%
Mexican Peso	2,874	49	—	—	205,917	—	—	208,840	216,192
Average fixed rate	8.22%	8.99%	—	—	6.94%	—	—	6.96%
Euro Dollar	—	—	—	64,757	12,238	24,475	—	101,470	105,507
Average fixed rate	—	—	—	3.54%	0.90%	0.90%	—	2.59%
Japanese Yen	—	71,591	—	—	—	—	—	71,591	71,751
Average fixed rate	—	0.52%	—	—	—	—	—	0.52%
Australian Dollar	—	—	—	—	—	—	—	—	—
Average fixed rate	—	—	—	—	—	—	—	—
Floating rate
U.S. Dollars	462,456	160,000	62,500	—	—	—	—	684,956	685,695
Average floating rate	1.13%	1.52%	1.44%	—	—	—	—	1.25%
Mexican Peso	82,390	253,499	45,937	—	—	—	—	381,826	382,801
Average floating rate	5.03%	4.87%	5.05%	—	—	—	—	4.93%

Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	5,000	—	—	—	—	—	—	5,000	(71)
Average pay rate	3.25%	—	—	—	—	—	—	3.25%
Average receive rate	1.23%	—	—	—	—	—	—	1.23%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	10,667	—	—	—	—	—	—	10,667	(72)
Average pay rate	4.05%	—	—	—	—	—	—	4.05%
Average receive rate	1.61%	—	—	—	—	—	—	1.61%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	70,000	40,000	—	—	—	—	—	110,000	(167)
Average pay rate	1.52%	2.04%	—	—	—	—	—	1.71%
Average receive rate	2.15%	2.04%	—	—	—	—	—	2.11%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	—	—	20,000	—	—	—	—	20,000	(1,015)
Average pay rate	—	—	3.70%	—	—	—	—	3.70%

Average receive rate	—	—	1.26%	—	—	—	—	1.26%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	1,069	1,069	1,937	—	—	—	—	4,075	4,340
U.S. Dollars fixed rate	—	—	—	—	—	—	—	—
U.S. Dollars floating rate	4.15%	4.15%	4.15%	—	—	—	—	4.15%
Pay U.S. Dollars	—	271,646	—	68,768	197,854	23,654	—	561,922	(593,915)
U.S. Dollars fixed rate	—	—	—	—	2.22%	2.12%	—	2.17%
U.S. Dollars floating rate	—	1.01%	—	2.79%	—	—	—	1.90%
Receive Mexican Peso	—	200,815	—	—	205,083	—	—	405,898	428,757
Mexican Peso fixed rate	—	—	—	—	6.97%	—	—	6.97%
Mexican Peso floating rate	—	4.87%	—	—	—	—	—	4.87%
Pay Mexican Peso	987	987	1,789	—	—	—	—	3,763	(3,983)
Mexican Peso floating rate	7.98%	7.98%	7.98%	—	—	—	—	7.98%
Receive Euro Dollar	—	—	—	61,188	12,238	24,475	—	97,901	112,309
Euro Dollar fixed rate	—	—	—	3.75%	0.90%	0.90%	—	1.85%
Receive Japanese Yen	—	71,688	—	—	—	—	—	71,688	72,759
Japanese Yen fixed rate	—	0.52%	—	—	—	—	—	0.52%
Receive Australian Dollar	—	—	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive U.S. Dollars/ Pay Mexican Pesos	71,353	—	—	—	—	—	—	71,353	(3,589)
Average exchange rate	21.51%	—	—	—	—	—	—	21.51%
Receive U.S. Dollars/ Pay Brazilian Reales	368	—	—	—	—	—	—	368	(16)
Average exchange rate	5.43%	—	—	—	—	—	—	5.43%
Receive U.S. Dollars/ Pay Euro Dollars
Average exchange rate
(1)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.
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
Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2021, the Bank had an equivalent of $224 million in non-U.S. dollar financial assets and $224 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $43 thousand. Most of this net currency position came from the Bank’s

Mexican pesos loan book, which as of December 31, 2021 amounted to the equivalent of $224 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.
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
The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2021		As of December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	637,422	632,848	165,564	168,110
Securities at FVOCI	193,488	193,488	231,348	231,348
Interest rate swaps (2)	—	—	(101)	(101)
(1)As of December 31, 2021 and 2020, the carrying value of securities at amortized cost is net of accrued interest receivable of $8.1 million and $1.7 million, and the allowance for expected credit losses of $1.9 million and $0.4 million, respectively.
(2)As of December 31, 2021 and 2020, includes interest rate swaps that applies for hedge accounting.
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
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2021, and concluded that they were effective as of December 31, 2021.
b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2021. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.
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
Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2021, the Bank’s internal control over financial reporting was effective.
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
Opinion on Internal Control Over Financial Reporting
We have audited Banco Latinoamericano de Comercio Exterior, S. A and subsidiaries' (the Bank) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG
Panama City, Republic of Panama
April 28, 2022
d) Changes in Internal Control over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks. As of the date hereof, the Audit Committee’s financial expert is Mr. Herminio A. Blanco. Mr. Blanco is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.
See Item 6.A., “Directors and Executive Officers.”
Item 16B.    Code of Ethics
The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in September of 2021 and approved by the Board of Directors in its meetings held on October 19, 2021 to further strengthen the conflicts of interest from corporate gifts and anti-corruption anti-bribery provisions contained therein, specifically referring to compliance with the U.S. Foreign Corrupt Practices Act of 1977, and refer to the Bank's procedures associated to its assessment of the related party transactions. The Bank’s Code of Ethics includes the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE Rules.
A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and may also be found on the Bank’s website at https://www.bladex.com/en/corporate-governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
Item 16C.    Principal Accountant Fees and Services
The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

	As of December 31,
	2021	2020

Audit fees	$656,124	$771,412
Audit-related fees	103,790	399,768
Tax fees	0	0
All other fees	0	0
Total	$759,914	$1,171,180
The following is a description of the type of services included within the categories listed above:
•Audit fees include aggregate fees billed for professional services rendered by KPMG, for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

•Audit-related fees include aggregate fees billed for assurance and related services by KPMG, that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees.” These services are associated primarily with funding programs as part of the normal course of business of the Bank.
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
Item 16G.    Corporate Governance
The corporate governance practices of the Bank and those required by the NYSE for domestic companies in the United States differ in two significant ways:
First, under Section 303A.04 of the NYSE Rules, a listed company must have a nomination/corporate governance committee comprised entirely of independent directors. However, it is common practice among public companies in Panama, including the Bank, not to have a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. The Compensation Committee is responsible for making recommendations to the Board on corporate governance matters.
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

Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure regarding foreign jurisdictions that prevent inspections
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

/s/ Jorge Salas
Chief Executive Officer

April 28, 2022

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
and Susidiaries
Consolidated Financial Statements
as of December 31, 2021
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
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S.A. and subsidiaries (the Bank) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2022 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

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
Assessment of the allowance for loan losses
As discussed in Notes 3.4 and 5 to the consolidated financial statements, the Bank's allowance for loan losses (ALL) was $41.5 million as of December 31, 2021, of which $36.3 million related to the allowance for loan losses evaluated on a collective basis (collective ALL) and $5.2 million related to the allowance for loan losses evaluated on an individual basis (individual ALL). Fundamental to the Bank's ALL estimate are the customer credit risk rating and the country risk rating which the Bank assigns to each loan. These ratings are determined using models that incorporate judgmental inputs and assumptions including, for the customer credit rating model, forecasts of customer's financial performance and conditions and, for the country risk rating model, future macroeconomic scenarios and related assumptions. The Bank applies a three-stage approach to measure ALL. Generally, loans are initially classified in stage 1. Subsequently, the customer credit and country risk ratings are used to assess whether there has been a significant increase in credit risk (SICR), stage 2, or when the financial asset is credit impaired, stage 3. The Bank calculates a collective ALL for loans in stages 1 and 2 and assesses expected credit losses (ECL) on an individual basis for loans in stage 3. Lifetime ECL is recorded when the Bank determines that there has been a SICR (stage 2) or when the financial asset is in default (stage 3); otherwise, a 12-month ECL is recorded (stage 1). The collective ALL is the product of multiplying the Bank's estimates of probability of default (PD), loss given default (LGD) and the exposure at default (EAD) of each loan. The Bank uses models to develop the PD and LGD, which are derived from internal historical default and loss experience adjusted for current conditions. The Bank calculates ECL on an individual basis based on the expected cash flows which consider the possible recovery scenarios including the related collateral valuation when applicable. During 2021, Management updated its assessment of the potential impact of the COVID-19 pandemic on the Bank's loan portfolio, including the Bank's exposure to customers in certain industries and country risks.

We identified the assessment of the collective and individual ALL as a critical audit matter. It requires a high degree of audit effort involving subjective auditor judgment, including specialized skills and knowledge, due to the number and complexity of significant assumptions and the resulting significant measurement uncertainty. The collective and individual ALL methodologies required significant assumptions in the methods and models used to determine the PDs, LGDs and customer credit and country risk ratings. These significant assumptions included: historical observation periods; forecasts of macroeconomic scenarios and customer's financial performance and conditions, including the current and potential impacts of the COVID-19 pandemic; and cash flow recovery scenarios.

The following are the primary procedures we performed to address this critical audit matter:

–We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's collective and individual ALL estimates. These included controls relating to: (i) model validation related to PD, LGD and collective ALL models, including the historical observation periods; (ii) review and approval of significant assumptions and judgments used by the Bank to determine customer credit and country risk ratings; (iii) data inputs for the collective and individual ALL models, including those used to determine PDs, LGDs and customer credit and country risk ratings, including technology controls over the sources of data and the transfer of information through certain application systems and their processing.

–We involved financial risk management professionals with specialized skills and knowledge, who assisted in: (i) evaluating the Bank's collective and individual ALL methodologies for compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the customer credit and country risk rating models by comparing them to relevant industry practices, considering the Bank's business environment; and (iv) for a sample of countries, assessing the macroeconomic variables used by the Bank in each country risk rating by comparing them to publicly available information and performing sensitivity analysis using alternative reliable sources, considering current and potential COVID-19 pandemic impacts.

–We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) testing a selection of the Bank's customer credit risk ratings by developing an independent rating using information related to the borrower's financial performance and conditions obtained from the Bank and from independent sources and comparing them to the Bank's rating; and (ii) evaluating the sources of repayment and any relevant guarantees or underlying collateral used in the individual ALL estimate.

/s/ KPMG
We have served as the Bank’s auditor since 2018.
Panama City, Republic of Panama
April 28, 2022

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statements of financial position
December 31, 2021
(In thousands of US dollars)

	Notes	2021	2020

Assets
Cash and due from banks	5,7,8	1,253,052	863,812

Securities and other financial assets, net	5,7,9	831,913	398,068

Loans, net	5,7,10	5,713,022	4,896,647

Customers' liabilities under acceptances	5,7	201,515	74,366
Derivative financial instruments - assets	5,7,13	10,805	27,778
Equipment and leasehold improvements, net	15	17,779	16,213
Intangibles, net	16	1,595	1,984
Investment property	17	—	3,214
Other assets	18	8,430	6,816
Total assets		8,038,111	6,288,898

Liabilities and Equity
Liabilities:
Demand deposits		362,356	170,660
Time deposits		2,673,872	2,968,240
	5,7,19	3,036,228	3,138,900
Interest payable		1,229	1,975
Total deposits		3,037,457	3,140,875

Securities sold under repurchase agreements	5,7,20	427,497	10,663
Borrowings and debt, net	7,21	3,321,911	1,985,070
Interest payable		11,322	9,175

Acceptances outstanding	5,7	201,515	74,366
Derivative financial instruments - liabilities	5,7,13	28,455	9,211
Allowance for loan commitments and financial guarantee contract losses	5,7	3,803	2,904
Other liabilities	22	14,361	18,714
Total liabilities		7,046,321	5,250,978

Equity:
Common stock	24	279,980	279,980
Treasury stock	24	(115,799)	(57,999)
Additional paid-in capital in excess of value assigned to common stock	24	120,043	120,414
Capital reserves	32	95,210	95,210
Regulatory reserves	32	136,019	136,019
Retained earnings		487,885	464,088
Other comprehensive income (loss)	25	(11,548)	208
Total equity		991,790	1,037,920
Total liabilities and equity		8,038,111	6,288,898
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statements of profit or loss
For the year ended December 31, 2021
(In thousands of US dollars, except per share data and number of shares)

	Notes	2021	2020	2019
Interest income:
Deposits		1,186	4,895	17,011
Securities		9,939	3,531	3,209
Loans		129,758	172,547	253,462
Total interest income	27	140,883	180,973	273,682
Interest expense:
Deposits		(12,846)	(25,800)	(67,435)
Borrowings and debt		(41,255)	(62,723)	(96,732)
Total interest expense	27	(54,101)	(88,523)	(164,167)

Net interest income		86,782	92,450	109,515

Other income (expense):
Fees and commissions, net	26	18,298	10,418	15,647
Loss on financial instruments, net	12	(1,296)	(4,794)	(1,379)
Other income, net		422	1,083	2,874
Total other income, net	27	17,424	6,707	17,142

Total revenues		104,206	99,157	126,657

(Provision for) reversal of credit losses	5,27	(2,328)	1,464	(430)
Gain on non-financial assets, net	14,27	742	296	500

Operating expenses:
Salaries and other employee expenses	29	(21,652)	(21,462)	(24,179)
Depreciation of investment property, equipment and improvements	15,17	(2,749)	(3,587)	(2,854)
Amortization of intangible assets	16	(742)	(753)	(702)
Other expenses	30	(14,780)	(11,522)	(12,939)
Total operating expenses	27	(39,923)	(37,324)	(40,674)
Profit for the year		62,697	63,593	86,053

Per share data:
Basic earnings per share (in US dollars)	23	1.62	1.60	2.17
Diluted earnings per share (in US dollars)	23	1.62	1.60	2.17
Weighted average basic shares (in thousands of shares)	23	38,796	39,656	39,575
Weighted average diluted shares (in thousands of shares)	23	38,796	39,656	39,575
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statements of comprehensive income
For the year ended December 31, 2021
(In thousands of US dollars)

	Notes	2021	2020	2019
Profit for the year		62,697	63,593	86,053

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instruments at FVOCI, net of hedging	25	—	546	491

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial debt, net of hedging	25	(12,252)	2,265	(2,694)
Reclassification of gains (losses) on financial instruments to profit or loss	25	48	(425)	261
Exchange difference in conversion of foreign currency operation	25	448	(360)	(296)

Other comprehensive income (loss)	25	(11,756)	2,026	(2,238)

Total comprehensive income for the year		50,941	65,619	83,815
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statements of changes in equity
For the year ended December 31, 2021
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2019	279,980	(61,076)	119,987	95,210	136,019	421,124	420	991,664

Profit for the year	—	—	—	—	—	86,053	—	86,053
Other comprehensive income (loss)	—	—	—	—	—	—	(2,389)	(2,389)
Transfer of fair value on equity instrument at FVOCI	—	—	—	—	—	(151)	151	—
Issuance of restricted stock	—	1,259	(1,259)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,782	—	—	—	—	1,782
Exercised options and stock units vested	—	148	(148)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(60,943)	—	(60,943)
Balances at December 31, 2019	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167

Profit for the year	—	—	—	—	—	63,593	—	63,593
Other comprehensive income (loss)	—	—	—	—	—	—	1,424	1,424
Transfer of fair value on equity instrument at FVOCI	—	—	—	—	—	(602)	602	—
Issuance of restricted stock	—	1,391	(1,391)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,722	—	—	—	—	1,722
Exercised options and stock units vested	—	279	(279)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(44,986)	—	(44,986)
Balances at December 31, 2020	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920

Profit for the year	—	—	—	—	—	62,697	—	62,697
Other comprehensive income (loss)	—	—	—	—	—	—	(11,756)	(11,756)
Issuance of restricted stock	—	1,391	(1,391)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,908	—	—	—	—	1,908
Exercised options and stock units vested	—	888	(888)	—	—	—	—	—
Repurchase of "Class E" common stock	—	(60,079)	—	—	—	—	—	(60,079)
Dividends declared	—	—	—	—	—	(38,900)	—	(38,900)
Balances at December 31, 2021	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statements of cash flows
For the year ended December 31, 2021
(In thousands of US dollars)

	2021	2020	2019
Cash flows from operating activities
Profit for the year	62,697	63,593	86,053
Adjustments to reconcile profit for the year to net cash (used in) provided by operating activities:
Depreciation of investment property, equipment and leasehold improvements	2,749	3,587	2,854
Amortization of intangible assets	742	753	702
Gain on investment property - Right-of-use	(742)	—	—
Gain on investment property - Fair value	—	(296)	(500)
Provision for (reversal of) credit losses	2,328	(1,464)	430
Unrealized (gain) loss on financial instruments at FVTPL	(227)	806	—
Net gain on sale of financial assets at FVOCI	(14)	—	(186)
Gain on sale of financial instruments at amortized cost	(333)	—	—
Compensation cost - share-based payment	1,908	1,722	1,782
Net changes in hedging position and foreign currency	(428)	(194)	(18,273)
Loss on disposal of equipment and leasehold improvements	255	30	22
Loss on derecognition of intangible assets	—	1	—
Realized loss on investment instrument "debenture" measured at FVTPL	—	2,175	2,258
Interest income	(140,883)	(180,973)	(273,682)
Interest expense	54,101	88,523	164,167
Net decrease (increase) in operating assets:
Pledged deposits	(24,248)	648	21,008
Loans	(821,531)	911,073	(111,967)
Other assets	(1,705)	2,321	7,891
Net increase (decrease) in operating liabilities:
Due to depositors	(102,672)	250,564	(78,822)
Other liabilities	(4,677)	1,432	3,074
Cash flows (used in) provided by operating activities	(972,680)	1,144,301	(193,189)
Interest received	154,293	194,129	275,068
Interest paid	(53,327)	(91,021)	(174,311)
Net cash (used in) provided by operating activities	(871,714)	1,247,409	(92,432)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(453)	(997)	(1,028)
Acquisition of intangible assets	(353)	(1,311)	(496)
Proceeds from the sale in investment property	—	—	500
Proceeds from the sale of securities at FVOCI	33,492	1,882	14,037
Proceeds from the sale of securities at amortized cost	16,369	—	—
Proceeds from the redemption of securities at FVOCI	10,000	—	8,094
Proceeds from the redemption of securities at amortized cost	123,302	52,576	28,274
Purchases of securities at FVOCI	(9,999)	(227,027)	—
Purchases of investments at FVTPL	—	(1,433)	—
Purchases of securities at amortized cost	(618,440)	(143,594)	(18,316)
Net cash (used in) provided by investing activities	(446,082)	(319,904)	31,065

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	416,835	(29,867)	764
Net increase (decrease) in short-term borrowings and debt	1,196,710	(1,212,023)	(428,611)
Proceeds from long-term borrowings and debt	266,640	827,732	371,536
Payments of long-term borrowings and debt	(97,520)	(781,274)	(368,843)
Payments of lease liabilities	(1,227)	(1,114)	(1,072)
Dividends paid	(38,570)	(44,669)	(58,881)
Repurchase of common stock	(60,079)	—	—
Net cash provided by (used in) financing activities	1,682,789	(1,241,215)	(485,107)

Increase (decrease) net in cash and cash equivalents	364,993	(313,710)	(546,474)
Cash and cash equivalents at beginning of the year	846,008	1,159,718	1,706,192
Cash and cash equivalents at end of the year	1,211,001	846,008	1,159,718
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
These consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2022.

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
2.2    Functional and presentation currency
All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (US dollar), which is the functional currency of the Bank.
2.3    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following items:

Items	Basis of measurement
Securities and other financial instruments at fair value through other comprehensive income	Fair value
Other financial instruments at fair value through profit or loss	Fair value
Financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships	At amortized cost adjusted for the hedge risk components associated to the hedging relationship
Investment property	Fair value
Share-base payments	Fair value

2.4    Basis of consolidation

The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank until the date on which control ceases. All intercompany balances and transactions have been eliminated on consolidation; and when necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Bank loses control over a subsidiary, it derecognizes the related assets, liabilities and other components of equity, while any resulting gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is recognized at fair value.

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
3.1    Foreign currency
Foreign currency transactions|

For each subsidiary, the Bank determines the functional currency. The items included in the consolidated financial statements for each subsidiary, are measured using the functional currency of the Bank.
Transactions and balances
Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using month-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into presentation currency. The effects of those translation adjustments are reported as a component of other comprehensive income (loss) in the consolidated statement of changes in equity.
Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate effective at the date on which fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate effective at the date of the transaction.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign subsidiaries whose functional currency is the US dollar, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the line item "gain (loss) on financial instruments, net" in the consolidated statement of profit or loss.
Differences arising on settlement or translation of monetary items are recognized in profit or loss, except for monetary items that are designated as part of the hedge of the Bank’s net investment in a foreign operation. These are recognized in accumulated other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss, except for the cumulative amount equity instruments measured at fair value through other comprehensive income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in accumulated other comprehensive income, if applicable.
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
Presentation
Interest income and interest expense presented in the consolidated statement of profit or loss includes:
-    Interest on financial assets and financial liabilities measured at amortized cost, calculated using the effective interest method

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
Other fees and commissions are recognized as the related services are performed based on the contractual terms set with a customer. The Bank recognizes such income when control over the product or service is transferred to a customer.
The following table describes the main products and services, other than services for financial intermediation, from which the Bank generates its revenue:

Type of services	Nature and timing of satisfaction of performance obligations, including significant payment terms
Letters of credit
Issuance	Guarantee to honor the stipulated amount agreed to in the terms and conditions entered with the customer, upon presentation of required documentation.

Negotiation	Review of the shipping documents, by the beneficiary, upon presentation and acceptance of payment on demand or on the day the reimbursement is made by the designated bank.

Acceptance	Commitment issued to the beneficiary to pay to a supplier in a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.

Confirmation	Commitment issued to the issuer bank and the beneficiary to honor or negotiate shipping documents.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions

Syndications
Structuring	Advise to the borrower by structuring the terms and conditions of a credit facility and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.

Other services
Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier charges and transfers.

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
A debt instrument is measured at fair value through other comprehensive income (FVOCI) only if it meets both of the following conditions and is not designated as at FVTPL:
-    The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-    The contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI
Unrealized gains or losses for financial assets at FVOCI are reported as net increases or decreases in other comprehensive income in the consolidated statement of changes in equity until realized. The gains or losses realized on the sale of securities are included in the line item gain (loss) on financial instruments, net as well as exchange gains or losses.
For an equity instrument designated as measured at FVOCI, the accumulated gain or loss previously recognized in other comprehensive income is not subsequently reclassified to profit or loss but is transferred within equity to retained earnings.
The rest of financial assets are classified at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determine that the SPPI criteria is not met for its classification at amortized cost or at fair value through other comprehensive income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
At initial recognition, the following irrevocable election / designation for measurement of a financial asset on an asset-by-asset basis may be made:
-    It may irrevocably elect to present subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination, in other comprehensive income (loss).
-    It may irrevocably designate a debt instrument that meets the amortized cost or at FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
The Bank classifies all financial liabilities as subsequently measured at amortized cost, except for those liabilities designated as hedge items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.
C.    Business model assessment
The Bank assesses the objective of the business model at a level that reflects how the financial asset groups are managed together to obtain a particular business objective and how information on those assets is provided to Management. The assessment considers the following:
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
-    How the performance of the portfolio is evaluated and reported to Bank’s Management;
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
Certain debt securities are held by the Bank’s Treasury business whose objective is to hold assets to collect the contractual cash flows. These securities may be sold, but such sales are not expected to be more than infrequent. Additionally, certain other debt securities are held in separate portfolios within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. Accordingly, such sales are comprehensive rather than incidental and consequently imply a higher frequency and volume of sale.
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

The Bank measures its financial assets and liabilities at fair value through profit or loss, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determines that the SPPI criteria is not met for its classification at amortized cost or at fair value through other comprehensive income.
E.    Reclassification
If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.
During the current fiscal year and previous accounting period there was no change in the business models under which the Bank holds the financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policies on derecognition and modification of financial assets described in the following paragraphs.
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

In derecognizing the financial asset, allowance for losses is deducted from the gross carrying amount of the financial asset; any accumulated gain or loss that has been recognized in other comprehensive income is recognized in the consolidated statement of profit or loss.

Any accumulated gain or loss recognized in other comprehensive income regarding equity instruments designated at fair value through other comprehensive income is not recognized in the consolidated statement of profit or loss. Any interest in the transfer of a financial assets that qualifies for derecognition, booked or held by the Bank is recognized as a separate asset or liability.
The Bank enters into transactions whereby it transfers assets recognized on its consolidated statement of financial position but retains either all or substantially all the risks and rewards of the transferred asset or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities and transactions under repurchase agreements.
Financial liabilities
A financial liability is derecognized when the obligation under the liability is extinguished, when the obligation specified in the contract is discharged or cancelled or expires.
Where an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as an extinguishment of the original liability and the recognition of a new liability.
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
Financial assets (continued)
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
When a financial asset is modified, the Bank assesses whether this modification results in derecognition. In accordance with the Bank’s policies a modification results in derecognition when it gives rise to substantially different terms. To determine if the modified terms are substantially different from the original contractual terms the Bank considers the following:
-    Qualitative factors, such as contractual cash flows after modification that are no longer SPPI, change in currency or change of counterparty, the extent of change in interest rates, maturity or covenants. If these do not clearly indicate a substantial modification, then;
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
When the contractual terms of a financial asset are modified, and the modification does not result in derecognition, the Bank determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:
-    The remaining lifetime probability of default estimated based on data at initial recognition and the original contractual terms; with
-    The remaining lifetime probability of default at the reporting date based on the modified terms.
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
-    Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The financial asset that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. If the credit quality of the financial asset no longer exhibits a credit impairment, it will return to a 12-month expected credit loss measurement.
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
Financial assets (continued)
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

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and amortized over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.
H.    Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Generally, this is not the case with a contractual compensation agreement; therefore, related assets and liabilities are presented with their gross amounts in the consolidated statement of financial position.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
I.    Fair value measurement (continued)
If there is no quoted price in an active market, then the Bank uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.

The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.
J.    Allowances for losses on financial instruments

The allowances for losses on financial instruments are provided for losses derived from the expected credit losses (“ECL”), inherent in the loan portfolio, investment securities and loan commitments and financial guarantee contracts, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are recognized in profit or loss or in other comprehensive income (loss) depending on classification of the instrument. Incurred credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to profit or loss. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.

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

The analysis of customer risk considers financial and operational factors, sector / industry, market and managerial, as well as the ratings of international rating agencies, quality of information and other elements of an objective nature, including projections on relevant indicators.

For the assignment of customer credit ratings, quantitative and qualitative criteria are applied, depending on whether the counterpart corresponds to a financial entity or a corporation, and broken down into several factors, which receive a weighting within the customer's rating.

In the analysis of the country risk, for the establishment of the rating, the assessment of quantitative and qualitative factors specific to the country under analysis is considered, as well as the regional and global macroeconomic environment, considering projections about the future performance of the country environment.

In general, there are three groups of quantitative factors that determine the analysis and that give rise to a quantitative rating of the country (changes in main economic indicators; external payment capacity and access to capital; performance of domestic credit and the financial system), which is later analyzed within the social-political framework of the country (qualitative factors) and may consider added deterioration for the determination of the final country rating.
i)    Measurement of expected credit losses

Calculation of reserve for expected credit losses for financial instruments is made based on the risk rating resulting from the Bank's internal model and considers, generally (certain exceptions apply), the worst among the country risk rating of the transaction and the customer risk rating.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
i)    Measurement of expected credit losses (continued)
The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 - 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 - 6	2.28	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 - Caa3	Exposure in customers whose primary source of payment (operating cash flows) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation carries certain risks.
8 - 9	34.52	Ca	Exposure in customers whose operating cash flows continuously shows insufficiency to service the debt on the originally agreed terms, or in countries where the operation is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to customers with operating cash flows that do not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.
(1)Probability of default
(2)Credit rating by Moody’s Investors Service.

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

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of the financial instrument. The amount of ECL recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-    Stage 1: 12-month ECL, which applies to all financial instruments (from initial recognition) as long as there is no significant increase in credit risk, and

-    Stage 2 and 3: Lifetime ECL, which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest income is recognized. Under Stage 2 (as under Stage 1, there is a full decoupling between interest recognition and impairment and interest income is calculated on the gross carrying amount. Under Stage 3, when a financial asset subsequently becomes credit impaired (when a credit event has occurred) interest income is calculated by applying the effective interest rate adjusted to the amortized cost of the impaired asset. In subsequent reporting years, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired, and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the Bank will once again calculate interest income on a gross basis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
i)    Measurement of expected credit losses (continued)
The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit are lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This assessment considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

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

The Bank determines ECL using two methodologies to determine if there is objective evidence of impairment for financial instruments:
-    Individually Assessed

The expected credit losses on individually assessed financial instruments are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all credit transactions that are individually significant or not. If it is determined that there is no objective evidence of impairment for an individual credit transaction, it is included in a group of credit transactions with similar credit risk characteristics and is collectively assessed to determine whether there is impairment.

The impairment loss is calculated by comparing the present value of the future expected flows, discounted at the original effective rate of the credit transaction, with its current carrying amount and the amount of any loss is recognized as a provision for losses in the consolidated statement of profit or loss for those measured at amortized cost, and in equity for those operations measured at fair value through other comprehensive income.
-    Collectively Assessed

For a collective assessment of impairment, financial instruments are grouped according to similar credit risk characteristics. These characteristics are relevant to estimate cash flows for the groups of such assets, being indicative of the debtors' ability to pay the amounts owed according to the contractual terms of the assets being assessed.

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

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
ii)    Definition of Default
The Bank considers a financial asset to be in default when it presents any of the following characteristics:
–The debtor is past due for more than 90 days in any of its obligations to the Bank, either in the loan principal or interest; or when the principal balance with one single balloon payment was due for more than 30 days;
–Impairment in the financial condition of the customer, or the existence of other factors allowing to estimate the possibility that the balance of principal and interest on customers’ loans will not be fully recovered.
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

For financial instruments measured at FVOCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset was measured at amortized cost would be recognized in profit or loss as the impairment amount. Impairment losses or recoveries are accounted for as an adjustment to the reserve in accumulated other comprehensive income in the consolidated statement of financial position, against profit or loss for the period.

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
iii)    Significant increase in credit risk (continued)
Impairment on a financial asset is assessed based on numerous factors and its relative importance varies on a case-by-case basis. Factors considered in determining whether there has been a negative impact on the estimated future cash flows of a financial asset include: significant financial difficulties of the issuer; high probability of default; granting a concession to the issuer; disappearance of an active market due to financial difficulties; breach of contract, such as defaults or delays in principal or interest; and observable data indicating that there is a measurable decrease in estimated future cash flows since initial recognition.
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
In order to determine whether there has been a significant increase in the credit risk of a financial instrument, the assessment is based on quantitative information and qualitative information.
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
-    Significant changes, such as reductions in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated into the Bank’s ECL model.
Additionally, management also applies complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.
The reserve balances for expected credit losses, for credit exposures, are calculated applying the following formula:
Reserves = ∑(E x PD x LGD); where:
-    Exposure (E) = the total outstanding balance at the end of the period under review.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
iii)    Significant increase in credit risk (continued)
-    Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month ECL and lifetime probability of default to account for more than 12-month ECL. Default rates are based on Bladex’s historical portfolio performance per rating category, in addition to international rating agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-    Loss Given Default (LGD) = a factor is applied, based on historical information, as well as best practices in the banking industry, volatility and simulated scenarios based on forward-looking information. Management applies judgment and historical loss experience.
K.    Write-offs

When the Bank has no reasonable expectation of recovering a financial asset, the carrying amount is written off either partially or in full. This is generally the case when the Bank determines that the borrower does not have assets or sources of income that could generate enough cash flows to repay the amounts subject to the write-off. Nevertheless, the financial assets that are written off could still be subject to enforcement activities in order to comply with the Bank’s procedures for recovery of amounts due.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

Applicable standards for all hedging relationships (continued)
The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swaps, cross-currency swaps and foreign exchange forward contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable in the consolidated statement of financial position. Changes in realized and unrealized gains and losses from these financial instruments are recognized as gain (loss) on financial instruments, net in the consolidated statements of profit or loss.
3.5    Derivative financial instruments for risk management purposes and hedge accounting (continued)

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
1.It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.The derivative expires or is sold, terminated or exercised.
3.It is determined that designation of the derivative as a hedging instrument is no longer appropriate.
The Bank carries all derivative financial instruments in the consolidated statement of financial position at fair value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.5    Derivative financial instruments for risk management purposes and hedge accounting (continued)
iii)    Discontinuation of hedge accounting (continued)
Fair value hedges

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
Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and recognized in profit or loss when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of profit or loss in the line item gain (loss) on financial instruments, net.

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
iv)    Interest Rate Benchmark Reform (the Phase 1 and Phase 2 amendments)

In September 2019, the International Accounting Standards Board (IASB) finalized Phase 1 of the IBOR Reform and issued the document Interest Rate Benchmark Reform ("the Reform"), which contains amendments to IFRS 9 and IFRS 7 effective for annual periods beginning on or after January 1st, 2020. Furthermore, in August 2020, the IASB published Phase 2 of the project amendments to the Reform effective for annual periods on or after January 1st, 2021. This phase addressed clarifications, exemptions and included new requirements and temporary waivers to IFRS 9, IFRS 7 and IFRS 16.

The requirements of Phase 1 and 2 of the IBOR Reform are applicable to the extent that the Bank identifies uncertainties in the measurement of its financial instruments when transitioning to the new reference rate. As of December 31, 2021, the Bank has not yet adopted these reforms as because it has not identified uncertainties in the measurement of its financial instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.5    Derivative financial instruments for risk management purposes and hedge accounting (continued)
iv)    Interest Rate Benchmark Reform (the Phase 1 and Phase 2 amendments) (continued)

The Bank assessed the potential impacts on the remeasurement of its financial assets and liabilities, as well as its hedging position, and did not identify material impacts that could affect its consolidated financial performance.
3.6    Cash and due from banks

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.
3.7    Loans
Loans reported in the consolidated statement of financial position include:
-    Loans at amortized cost
-    Loans measured at fair value through profit or loss
Loans at amortized cost consider the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for expected credit losses. The loans recognized and designated as hedged items in qualifying fair value hedging relationships, are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship. Purchased loans are recorded at acquisition cost. The difference between the outstanding amount and the acquisition cost of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield.

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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.9    Deposits, borrowings and repurchase agreements (continued)
Because in the repurchase agreements the Bank sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement.
3.10    Loan commitments and financial guarantee contracts
Letters of credit, stand-by letters of credit and guarantees

The Bank, on behalf of its client’s base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the Bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the expiry date.
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

-    The Bank has the right to direct the use of the asset. The Bank has this right to decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.11    Leases (continued)
B.    As a lessee

The Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are presented in the consolidated statement of financial position. Lease liabilities are measured at the present value of the lease payments, discounted at the Bank's internal funding cost rate, for the weighted average term of the contract.

The right-of-use asset is recognized from the initial measurement of lease liabilities, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation. Subsequently, it is depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in the line item of equipment and improvements to the leased property and the liability for lease in obligations and debt, net, both in the consolidated statement of financial position.
C.    As a sublessor

Sub-leases of assets for rights of use are classified as operating leases. The subleased portion is classified as investment property, which is subsequently measured by applying the cost model. Lease income is recognized in profit or loss in the period in which it is earned.
The Bank applied IFRS 15 to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.
D.    Investment property - Right of use
Rights-of-use assets that the Bank holds under sublease agreements for the purpose of obtaining lease income are classified as investment property in the consolidated statement of financial position. These assets are measured at initial recognition using the same criteria used to recognize other rights-of-use assets. After initial recognition, the carrying amount of these assets is amortized on a straight-line basis over their life. The estimated useful life of these investment property is closely related to the principal lease agreement.

When the Bank disposes an investment property – right of use, it writes off its original cost and its accumulated depreciation. Any resulting difference between the net asset and the associated lease liability is recognized in profit or loss.
3.12    Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost excluding the costs of day–to–day maintenance, less accumulated depreciation and impairment losses, if applicable. Changes in the expected useful lives are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.12    Equipment and leasehold improvements (continued)

Equipment and leasehold improvements include right of use assets arising from leases. Recognition and subsequent measurement for lease contracts are set out in Note 3.11.

Equipment and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in the consolidated statement of profit or loss.
3.13    Investment property

Property that is held with the intention of generating a return from rental, capital appreciation or both, as well as right-of-use assets recognized under IFRS 16 that the Bank holds under sublease agreements and that are not occupied by the Bank, are classified as investment property in the consolidated statement of financial position and are initially measured at cost, including all transaction-related costs and, where applicable, costs associated with financing.

After initial recognition, investment property is measured at fair value, except for that investment property – right of use recognized under IFRS 16 that the Bank holds under sublease agreements which are subsequently measured in accordance with IAS 16.
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

When the Bank disposes of an investment property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the consolidated statement of profit or loss as gain (loss) on non-financial assets, net.
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
3.14    Intangible assets (continued)
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
3.17    Share-based payments
Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stocks options and restricted stock units vested are exercised, the Bank’s policy is to sell treasury stock, if available.
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
-    Hedging reserve: The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss for the period.
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
Treasury stock
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
3.20    Taxes
Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. Tax laws and regulations used to compute that amount are those enacted or substantively enacted by the reporting date.
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
Current and deferred tax

The current tax for the reporting date as well as for the deferred tax, result in a minimal amount, whereby the changes are presented in the consolidated statement of profit or loss as other operating expenses.
The Bank performes an annual assessment of laws and regulations in its different jurisdictions together with its tax experts to determine uncertainty regarding income tax treatments, concluding that there is no uncertainty about tax treatments applied in each tax legislation.
3.21    Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America; and Treasury focuses on managing the Bank’s investment portfolio, and

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.21    Segment reporting (continued)
the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks.
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
i.    Significant increase in credit risk
For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL on stage 1 assets, or lifetime ECL assets on stage 2 or stage 3 assets. An asset moves to stage 2 or stage 3 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased the Bank takes into account reasonable and supportable forward-looking qualitative and quantitative information.
ii.    Establishing groups of assets with similar credit risk characteristics
When ECL are measured on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics.
The Bank monitors the appropriateness of the credit risk characteristics on an ongoing basis to assess whether they continue to be similar. This is required in order to ensure that when credit risk characteristics change there is appropriate re-segmentation of the assets. This may result in new portfolios being created or assets moving to an existing portfolio that reflects the similar credit risk characteristics of that group of assets. Re-segmentation of portfolios and movement between portfolios is more common when there is a significant increase in credit risk (or when that significant increase reverses) and so assets move from 12-month ECL to lifetime ECL, or vice versa, but it can also occur within portfolios that continue to be measured on the same basis of 12-month ECL or lifetime ECL but the amount of ECL changes because the credit risk of the portfolios differs.

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
Impairment losses on financial instruments at amortized cost
The Bank individually assesses all credit impaired loans at amortized cost at each reporting date to assess whether an impairment loss is required. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results that may vary, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are assessed in groups of assets with similar credit risk characteristics. This is to determine whether a provision should be made due to incurred loss events for which there is objective evidence, but which effects are not yet evident.

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
4.    Other standards

–Annual Improvements to IFRS Standards 2018–2020
–Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
–Reference to Conceptual Framework (Amendments to IFRS 3)
–Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
–Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)
–Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
–Definition of Accounting Estimates (Amendments to IAS 8)
–Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5. Financial risk review
This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.
A.    Credit risk
i.    Credit quality analysis
The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Explanation of the terms ‘Stage 1’, ‘Stage 2’ and ‘Stage 3’ is included in Note 3.4 (J).
Loans at amortized cost, outstanding balance

	December 31, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,016,938	—	—	3,016,938
Grades 5 - 6	0.75 - 3.80	2,466,348	57,799	—	2,524,147
Grades 7 - 8	3.81 - 34.51	99,807	83,120	10,593	193,520
Grades 9 - 10	34.52 - 100	—	—	—	—
		5,583,093	140,919	10,593	5,734,605
Loss allowance		(20,115)	(16,175)	(5,186)	(41,476)
Total		5,562,978	124,744	5,407	5,693,129

	December 31, 2020
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,582,794	—	—	2,582,794
Grades 5 - 6	0.75 - 3.95	1,928,142	167,996	—	2,096,138
Grades 7 - 8	3.96 - 30.67	102,532	119,340	10,593	232,465
Grades 9 - 10	30.68 - 100	—	—	—	—
		4,613,468	287,336	10,593	4,911,397
Loss allowance		(16,661)	(19,916)	(4,588)	(41,165)
Total		4,596,807	267,420	6,005	4,870,232

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	257,831	—	—	257,831
Grades 5 - 6	0.75 - 3.80	172,993	21,400	—	194,393
Grades 7 - 8	3.81 - 34.51	151,535	—	—	151,535
		582,359	21,400	—	603,759

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	54,185	—	—	54,185
Grades 5 - 6	0.75 - 3.80	6,903	—	—	6,903
Grades 7 - 8	3.81 - 34.51	140,427	—	—	140,427
		201,515	—	—	201,515
		783,874	21,400	—	805,274
Loss allowance		(3,472)	(331)	—	(3,803)
Total		780,402	21,069	—	801,471

	December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	245,927	—	—	245,927
Grades 5 - 6	0.75 - 3.95	198,638	38,446	—	237,084
Grades 7 - 8	3.96 - 30.67	81,887	—	—	81,887
		526,452	38,446	—	564,898

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	1,498	—	—	1,498
Grades 5 - 6	0.75 - 3.95	723	—	—	723
Grades 7 - 8	3.96 - 30.67	72,145	—	—	72,145
		74,366	—	—	74,366
		600,818	38,446	—	639,264
Loss allowance		(2,426)	(478)	—	(2,904)
Total		598,392	37,968	—	636,360

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost

	December 31, 2021
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	453,627	—	—	453,627
Grades 5 - 6	0.75 - 3.80	177,496	—	—	177,496
		631,123	—	—	631,123
Loss allowance		(1,790)	—	—	(1,790)
Total		629,333	—	—	629,333

	December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	108,505	—	—	108,505
Grades 5 - 6	0.75 - 3.95	50,562	5,007	—	55,569
		159,067	5,007	—	164,074
Loss allowance		(462)	(33)	—	(495)
Total		158,605	4,974	—	163,579
Securities at fair value through other comprehensive income (FVOCI)

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	193,488	—	—	193,488
		193,488	—	—	193,488
Loss allowance		(26)	—	—	(26)
Total		193,462	—	—	193,462

	December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	231,348	—	—	231,348
		231,348	—	—	231,348
Loss allowance		(43)	—	—	(43)
Total		231,305	—	—	231,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,282	(538)
Cross-currency swaps	883,931	9,523	(27,917)
Foreign exchange forwards	—	—	—
Total	943,931	10,805	(28,455)

	December 31, 2020
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	145,667	1,831	(1,774)
Cross-currency swaps	565,997	25,947	(3,848)
Foreign exchange forwards	71,353	—	(3,589)
Total	783,017	27,778	(9,211)
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

5.    Financial risk review (continued)

A.    Credit risk (continued)
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
Loans

The main types of collateral obtained for commercial lending are as follows:
-    Liens on real estate property, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed property in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed property or received in lieu of payment, for business use.
The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2021, and 2020, the coverage ratio to the carrying amount of the loan portfolio was 12%.

iii.    Incorporation of forward-looking information
The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition through customer and country risk rating models which include projections of the inputs under analysis.
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
The model uses, as main inputs, the following macroeconomic variables: the percentage variation of the gross domestic product of Latin America and the percentage of the foreign trade growth index. The main movements and changes in the variables are analyzed, in general and in particular for each country in the region. This historical and

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

projected information over a period of five years allows Management a complementary means to estimate the macroeconomic effects in the Bank's portfolio.
A.    Credit risk (continued)
The table below lists the macroeconomic assumptions by country used in the central, upside and downside scenarios over the five-year forecasted average available for each reporting period.

		Variable
		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
Country	Scenario	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	Central	2.7%	0.7%	9.5%	4.0%
Brazil	Upside	3.7%	1.7%	13.0%	7.5%
	Downside	1.3%	-0.7%	5.5%	0.0%
	Central	4.6%	1.4%	10.7%	4.6%
Colombia	Upside	5.7%	2.5%	13.7%	7.6%
	Downside	3.3%	0.1%	7.2%	1.1%
	Central	3.0%	0.2%	9.4%	3.5%
Mexico	Upside	4.0%	1.2%	13.4%	7.5%
	Downside	1.8%	-1.0%	4.9%	-1.0%
	Central	3.4%	1.5%	12.4%	6.4%
Chile	Upside	4.5%	2.6%	15.9%	9.9%
	Downside	2.2%	0.3%	8.4%	2.4%
	Central	6.2%	4.8%	11.0%	9.5%
Dominican Republic	Upside	7.4%	6.0%	14.5%	13.0%
	Downside	4.9%	3.5%	7.0%	5.5%
	Central	3.5%	2.5%	8.1%	4.2%
Guatemala	Upside	4.5%	3.5%	11.1%	7.2%
	Downside	2.3%	1.3%	4.6%	0.7%
	Central	4.9%	1.4%	11.7%	5.1%
Peru	Upside	5.9%	2.4%	15.2%	8.6%
	Downside	3.7%	0.2%	7.7%	1.1%
	Central	2.3%	-0.2%	8.7%	2.7%
Ecuador	Upside	3.3%	0.8%	11.7%	5.7%
	Downside	0.8%	-1.7%	5.2%	-0.8%
iv.    Loss allowances
The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument. The basis for determining transfers due to changes in credit risk is set out in our accounting policy in Note 3.4(J)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	—	—
Transfer to 12-month expected credit losses	243	(243)	—	—
Net effect of changes in allowance for expected credit losses	(874)	(2,041)	438	(2,477)
Financial instruments that have been derecognized during the year	(13,100)	(1,615)	—	(14,715)
New instruments originated or purchased	17,343	—	—	17,343
Write-offs	—	—	—	—
Recoveries	—	—	160	160
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(886)	886	—	—
Transfer to credit-impaired financial instruments	—	(2,100)	2,100	—
Net effect of changes in allowance for expected credit losses	134	13,443	(118)	13,459
Financial instruments that have been derecognized during the year	(24,307)	(3,729)	—	(28,036)
New instruments originated or purchased	12,828	—	—	12,828
Write-offs	—	(4,426)	(52,106)	(56,532)
Recoveries	—	—	139	139
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances
The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	—	2,904
Transfer to lifetime expected credit losses	(53)	53	—	—
Transfer to 12-month expected credit losses	87	(87)	—	—
Net effect of changes in reserve for expected credit losses	(96)	42	—	(54)
Financial instruments that have been derecognized during the year	(1,793)	(155)	—	(1,948)
New instruments originated or purchased	2,901	—	—	2,901
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	—	3,044
Transfer to lifetime expected credit losses	(96)	96	—	—
Net effect of changes in reserve for expected credit losses	37	42	—	79
Financial instruments that have been derecognized during the year	(1,864)	(21)	—	(1,885)
New instruments originated or purchased	1,666	—	—	1,666
Allowance for expected credit losses as of December 31, 2020	2,426	478	—	2,904
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	—	495
Net effect of changes in allowance for expected credit losses	(20)	—	—	(20)
Financial instruments that have been derecognized during the year	(160)	(33)	—	(193)
New instruments originated or purchased	1,508	—	—	1,508
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	—	113
Transfer to lifetime expected credit losses	(10)	10	—	—
Net effect of changes in allowance for expected credit losses	15	23	—	38
Financial instruments that have been derecognized during the year	(76)	(10)	—	(86)
New instruments originated or purchased	430	—	—	430
Allowance for expected credit losses as of December 31, 2020	462	33	—	495
Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	—	—	43
Financial instruments that have been derecognized during the year	(17)	—	—	(17)
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	—	—	—	—
New instruments originated or purchased	43	—	—	43
Allowance for expected credit losses as of December 31, 2020	43	—	—	43
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

			Securities
December 31, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(2,477)	(54)	(20)	—	(2,551)
Financial instruments that have been derecognized during the year	(14,715)	(1,948)	(193)	(17)	(16,873)
New financial assets originated or purchased	17,343	2,901	1,508	—	21,752
Total	151	899	1,295	(17)	2,328

			Securities
December 31, 2020	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	13,459	79	38	—	13,576
Financial instruments that have been derecognized during the year	(28,036)	(1,885)	(86)	—	(30,007)
New financial assets originated or purchased	12,828	1,666	430	43	14,967
Total	(1,749)	(140)	382	43	(1,464)

			Securities
December 31, 2019	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	11,714	153	(18)	—	11,849
Financial instruments that have been derecognized during the year	(36,534)	(2,506)	(46)	(173)	(39,259)
New financial assets originated or purchased	25,695	2,108	37	—	27,840
Total	875	(245)	(27)	(173)	430

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
v.Credit-impaired financial assets
Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.
The following table sets out a reconciliation of changes in the carrying amount of allowance for credit losses for credit-impaired loans

	December 31, 2021	December 31, 2020
Credit-impaired loans and advances at beginning of year	4,588	54,573
Classified as credit-impaired during the year	—	2,100
Change in allowance for expected credit losses	191	(744)
Recoveries of amounts previously written off	160	139
Interest income	247	626
Write-offs	—	(52,106)

Credit-impaired loans and advances at end of year	5,186	4,588
During the year ended December 31, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made for $11.6 million. This sale resulted in a write off against the allowance for credit losses of $52.1 million.
vi.Concentrations of credit risk
The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Carrying amount - principal	5,734,605	4,911,397	201,515	74,366	631,123	164,074	193,488	231,348
Amount committed/guaranteed	—	—	603,759	564,898	—	—	—	—

Concentration by sector
Corporations:
Private	1,934,056	1,425,929	336,181	276,249	362,085	56,979	59,096	60,403
State-owned	1,085,211	741,791	47,144	92,299	43,266	29,985	—	23,858
Financial institutions:
Private	2,123,881	2,231,742	140,289	65,434	127,690	33,715	—	—
State-owned	567,847	476,520	281,660	205,282	46,496	28,276	134,392	141,974
Sovereign	23,610	35,415	—	—	51,586	15,119	—	5,113
Total	5,734,605	4,911,397	805,274	639,264	631,123	164,074	193,488	231,348

Concentration by industry
Financial institutions	2,691,728	2,708,262	421,949	270,716	174,186	61,991	134,392	141,974
Manufacturing	1,122,325	760,985	193,169	173,493	180,088	66,053	44,586	45,654
Oil and petroleum derived products	1,091,264	586,030	62,208	98,189	74,954	20,911	14,510	38,607
Agricultural	267,382	336,715	—	—	—	—	—	—
Services	220,942	264,597	55,612	63,086	66,609	—	—	—
Mining	95,364	94,955	—	—	9,912	—	—	—
Sovereign	23,610	35,415	—	—	51,586	15,119	0	5,113
Other	221,990	124,438	72,336	33,780	73,788	—	—	—
Total	5,734,605	4,911,397	805,274	639,264	631,123	164,074	193,488	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Risk rating and concentration by country.

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Carrying amount - principal	5,734,605	4,911,397	201,515	74,366	631,123	164,074	193,488	231,348
Amount committed/guaranteed	—	—	603,759	564,898	—	—	—	—

Rating
1-4	3,016,938	2,582,794	312,016	247,425	453,627	108,505	193,488	231,348
5-6	2,524,147	2,096,138	201,296	237,807	177,496	55,569	—	—
7-8	193,520	232,465	291,962	154,032	—	—	—	—
Total	5,734,605	4,911,397	805,274	639,264	631,123	164,074	193,488	231,348

Concentration by country
Argentina	74,252	130,944	—	—	—	—	—	—
Australia	—	—	—	—	9,900	—	—	—
Belgium	17,374	9,807	—	—	—	—	—	—
Bolivia	3,000	12,000	2,983	2,800	—	—	—	—
Brazil	1,101,999	971,652	—	50,000	99,082	41,128	—	—
Canada	—	—	—	—	13,786	—	—	—
Chile	625,119	533,945	41,932	7,911	105,730	11,992	—	28,972
Colombia	795,467	714,258	50,630	50,333	38,038	29,998	—	—
Costa Rica	180,480	146,200	89,442	56,876	1,984	—	—	—
Dominican Republic	275,423	202,433	16,499	16,500	4,947	—	—	—
Ecuador	37,446	45,511	281,075	165,275	—	—	—	—
El Salvador	73,500	40,000	6,867	1,087	—	—	—	—
France	179,491	150,810	62,172	84,862	—	—	—	—
Germany	—	—	7,000	—	—	—	—	—
Guatemala	431,543	281,485	58,145	43,845	3,051	—	—	—
Honduras	32,192	10,199	18,286	345	—	—	—	—
Hong Kong	17,600	1,800	—	—	—	—	—	—
Israel	—	—	—	—	4,968	—	—	—
Jamaica	5,215	23,274	—	—	—	—	—	—
Luxembourg	117,700	50,000	—	—	—	—	—	—
Mexico	726,922	607,099	4,000	4,995	55,620	43,910	—	—
Panama	203,115	241,097	66,973	61,435	22,807	10,399	—	—
Paraguay	98,112	100,816	9,430	11,800	—	—	—	—
Peru	343,485	272,752	65,091	47,245	64,134	26,647	—	—
Singapore	58,117	75,095	10,750	—	—	—	—	—
Switzerland	—	—	—	—	—	—	—	—
Trinidad and Tobago	140,537	165,995	—	—	—	—	—	—
United States of America	19,000	113,816	—	—	207,076	—	88,170	89,794
United Kingdom	42,700	10,409	—	—	—	—	—	—
Uruguay	134,816	—	13,999	33,955	—	—	—	—
Multilateral	—	—	—	—	—	—	105,318	112,582
Total	5,734,605	4,911,397	805,274	639,264	631,123	164,074	193,488	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
vi.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:
a)Derivative financial instruments – assets

December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	10,805	—	10,805	—	(5,030)	5,775
Total	10,805	—	10,805	—	(5,030)	5,775

December 31, 2020
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	27,778	—	27,778	—	(24,720)	3,058
Total	27,778	—	27,778	—	(24,720)	3,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(427,497)	—	(427,497)	498,274	3,110	73,887

Derivative financial instruments used for hedging	(28,455)	—	(28,455)	—	28,942	487
Total	(455,952)	—	(455,952)	498,274	32,052	74,374

December 31, 2020
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(10,663)	—	(10,663)	11,998	18	1,353

Derivative financial instruments used for hedging	(9,211)	—	(9,211)	—	7,786	(1,425)
Total	(19,874)	—	(19,874)	11,998	7,804	(72)
B.Liquidity risk
i.Exposure to liquidity risk
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.Liquidity risk (continued)
i.Exposure to liquidity risk (continued)
The following table details the Bank’s liquidity ratios, described in the previous paragraph, as of December 31, 2021 and 2020, respectively:

	December 31, 2021	December 31, 2020
At the end of the year	199.19%	249.42%
Year average	122.80%	115.98%
Maximum of the year	306.82%	249.42%
Minimun of the year	66.43%	53.26%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2021			December 31, 2020
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	1,203	89	1,292	690	90	780
Other O.E.C.D countries	—	—	—	100	—	100
Latin America	8	—	8	6	—	6
Other countries	—	—	—	—	—	—
Multilateral	—	105	105	50	112	162
Total	1,211	194	1,405	846	202	1,048
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31, 2021	December 31, 2020
(in millions of USD dollars)
Demand and "overnight" deposits	362	171
Demand and "overnight" deposits to total deposits	11.92%	5.44%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	December 31, 2021	December 31, 2020
Total liquid assets	1,404	1,048
Total assets to total liabilities	46.26%	33.40%
Total liquid assets in the Federal Reserve of the United States of America	85.52%	65.68%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
i.Exposure to liquidity risk (continued)
Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	December 31, 2021	December 31, 2020
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,426	3,114
Average term (days)	191	195
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	December 31, 2021	December 31, 2020
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,134	2,193
Average term (days)	1365	1382

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
ii.    Maturity analysis for financial liabilities and financial assets
The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	December 31, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 Years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,253,052	—	—	—	—	1,253,052	1,253,052
Securities and other financial assets, net	36,984	44,743	179,219	599,397	—	860,343	831,913
Loans, net	1,936,018	1,040,765	1,349,286	1,568,311	151,529	6,045,909	5,713,022
Derivative financial instruments - assets	2,791	3,592	—	4,422	—	10,805	10,805
Total	3,228,845	1,089,100	1,528,505	2,172,130	151,529	8,170,109	7,808,792

Liabilities
Deposits	(2,641,995)	(310,326)	(79,034)	(8,090)	—	(3,039,445)	(3,037,457)
Securities sold under repurchase agreements	(333,031)	(60,218)	—	(35,515)	—	(428,764)	(427,497)
Borrowings and debt, net	(583,283)	(726,715)	(802,911)	(1,348,323)	(16,536)	(3,477,768)	(3,333,233)
Derivative financial instruments - liabilities	—	(4,821)	(7,773)	(15,145)	(716)	(28,455)	(28,455)
Total	(3,558,309)	(1,102,080)	(889,718)	(1,407,073)	(17,252)	(6,974,432)	(6,826,642)

Contingencies
Confirmed lettes of credit	149,672	62,123	2,435	—	—	214,230	214,230
Stand-by letters of credit and guarantees	75,245	118,287	54,375	20,289	—	268,196	268,196
Credit commitments	35,000	—	45,000	41,333	—	121,333	121,333
Total	259,917	180,410	101,810	61,622	—	603,759	603,759
Net position	(589,381)	(193,390)	536,977	703,435	134,277	591,918	378,391

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
ii.    Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 Years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	863,831	—	—	—	—	863,831	863,812
Securities and other financial assets, net	11,541	20,961	60,311	312,027	—	404,840	398,068
Loans, net	1,712,049	998,923	1,255,069	293,489	1,156,625	5,416,155	4,896,647
Derivative financial instruments - assets	—	119	129	26,691	839	27,778	27,778
Total	2,587,421	1,020,003	1,315,509	632,207	1,157,464	6,712,604	6,186,305

Liabilities
Deposits	(2,678,292)	(166,832)	(293,306)	(6,638)	—	(3,145,068)	(3,140,875)
Securities sold under repurchase agreements	—	(5,784)	(4,977)	—	—	(10,761)	(10,663)
Borrowings and debt, net	(166,034)	(60,816)	(456,932)	(1,425,806)	(24,922)	(2,134,510)	(1,994,245)
Derivative financial instruments - liabilities	(3,020)	(1,081)	(71)	(5,039)	—	(9,211)	(9,211)
Total	(2,847,346)	(234,513)	(755,286)	(1,437,483)	(24,922)	(5,299,550)	(5,154,994)

Contingencies
Confirmed lettes of credit	167,301	29,466	20,015	—	—	216,782	216,782
Stand-by letters of credit and guarantees	35,041	106,943	55,963	12,550	—	210,497	210,497
Credit commitments	—	—	4,286	133,333	—	137,619	137,619
Total	202,342	136,409	80,264	145,883	—	564,898	564,898
Net position	(462,267)	649,081	479,959	(951,159)	1,132,542	848,156	466,413
The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
iii.    Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
iii.    Liquidity reserves (continued)
The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2021		December 31, 2020
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	1,201,101	1,201,101	688,612	688,612
Cash and balances with other bank (1)	9,900	9,900	157,396	157,396
Total Liquidity reserves	1,211,001	1,211,001	846,008	846,008
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding :

	December 31, 2021
	Guaranteed	Available as collateral
Cash and due from banks	42,051	1,211,001
Notional of investment securities	447,588	343,319
Loans at amortized cost	—	5,734,605
Total assets	489,639	7,288,925

	December 31, 2020
	Guaranteed	Available as collateral
Cash and due from banks	17,804	846,008
Notional of investment securities	11,450	371,900
Loans at amortized cost	—	4,911,397
Total assets	29,254	6,129,305
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
i.    Interest rate risk
The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	December 31, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,249,545	—	—	—	—	3,507	1,253,052
Securities and other financial assets	26,693	28,906	121,834	647,178	—	—	824,611
Loans	2,510,544	1,593,471	1,378,589	246,721	10,593	—	5,739,918
Total assets	3,786,782	1,622,377	1,500,423	893,899	10,593	3,507	7,817,581

Liabilities
Demand deposits and time deposits	(2,634,776)	(309,601)	(78,439)	(8,000)	—	(5,412)	(3,036,228)
Securities sold under repurchase agreements	(332,417)	(60,052)	—	(35,028)	—	—	(427,497)
Borrowings and debt	(1,265,779)	(653,454)	(452,621)	(933,671)	(16,386)	—	(3,321,911)
Total liabilities	(4,232,972)	(1,023,107)	(531,060)	(976,699)	(16,386)	(5,412)	(6,785,636)

Net effect of derivative financial instruments held for interest risk management	2,791	(1,230)	(7,773)	(10,722)	(716)	—	(17,650)
Total interest rate sensitivity	(443,399)	598,040	961,590	(93,522)	(6,509)	(1,905)	1,014,295

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
i.    Interest rate risk (continued)

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	859,481	—	—	—	—	4,331	863,812
Securities and other financial assets	9,554	9,139	55,960	320,769	—	—	395,422
Loans	3,468,477	895,794	434,813	117,262	—	—	4,916,346
Total assets	4,337,512	904,933	490,773	438,031	—	4,331	6,175,580

Liabilities
Demand deposits and time deposits	(2,675,867)	(166,317)	(290,000)	(6,500)	—	(216)	(3,138,900)
Securities sold under repurchase agreements	—	(5,728)	(4,935)	—	—	—	(10,663)
Borrowings and debt	(1,103,703)	(45,859)	(16,511)	(794,522)	(24,475)	—	(1,985,070)
Total liabilities	(3,779,570)	(217,904)	(311,446)	(801,022)	(24,475)	(216)	(5,134,633)

Net effect of derivative financial instruments held for interest risk management	(3)	(373)	58	15,982	839	—	16,503
Total interest rate sensitivity	557,939	686,656	179,385	(347,009)	(23,636)	4,115	1,057,450
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
Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
December 31, 2021	+50 bps	(45)	17,232
	-50 bps	(2,297)	10,772

December 31, 2020	+50 bps	1,182	16,618
	-50 bps	(5,161)	107
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
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
i.    Interest rate risk (continued)
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analyses of changes in interest rates, considering last year interest rate volatility.

Managing interest rate benchmark reform and any risks arising due to reform

Fundamental reform of significant interest rate benchmarks is being undertaken globally, including the replacement of interbank offered rates (IBORs) with alternative nearly risk-free rates. Due to the nature of its business, the Bank’s portfolio is mainly constituted of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD LIBOR only) on its financial instruments that will be replaced or reformed.
The Bank has established the LIBOR Transition Steering Committee (LTSC), whose purpose is to monitor and manage the transition to alternative rates. The Committee assesses the extent to which contracts reference IBOR cash flows, whether such contracts need to be amended as a result of IBOR Reform and how to manage communication about IBOR Reform with counterparties collaborating with other business functions as needed. The Committee provides Management and the Board of Directors periodic reports of the risks arising from IBOR Reform.
The Alternative Reference Rates Committee (ARRC) was established by the US Federal Reserve to ensure the successful transition of the USD LIBOR rate to an alternative interest rate. The ARRC is comprised of private sector entities – which participate in markets affected by USD LIBOR – and other government entities, including financial sector regulators in the United States. In May 2021, the ARRC stipulated that the USD LIBOR rate will continue to be published until June 30, 2023 and set this as the deadline to complete the modification of the contracts that must include the transition language towards the new reference rate, which had initially been set for the end 2021.
Management began the process of evaluating its existing contracts at the end of 2020. As of December 31, 2021, the Bank has an inventory of contingent loans and credits that will need to be modified to incorporate the transition language to Secured Overnight Funding Rate (SOFR), following the recommendations of the ARRC and the Loan Syndications and Trading Association (LSTA). As of December 31, 2021, the Bank completed the review and modification of most of the models for the borrowings and debt contracts, incorporating the transition language terms to the new reference rate. The Bank plans to finalize the modification process before the cessation date set out by the ARRC.

The main risks to which the Bank is exposed to as a result of IBOR reform are operational. Such operational risks include the renegotiation of loan contracts through bilateral negotiations with customers, updating of contractual terms, updating of systems that use USD LIBOR curves and revision of operational controls related to the Reform. Financial risk is predominantly limited to interest rate risk.

a.Non-derivative financial instruments and loan commitments

Quantitative Information

The Bank has USD LIBOR exposures on floating-rate loans, borrowings and loan commitments. Disaggregated information of such financial instruments that have yet to transition to an alternative benchmark rate as at the end of the reporting period December 31, 2021 is the following. The information presented is the remaining exposure as at each reporting period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
a.Non-derivative financial instruments and loan commitments (continued)

	USD LIBOR as of December 31, 2021	USD LIBOR as of December 31, 2022	USD LIBOR as of June 30, 2023
	(Notional in US $ thousands)	(Notional in US $ thousands)	(Notional in US $ thousands)
Non-derivative financial assets
Loans	2,293,004	1,280,743	1,091,080

Non-derivative financial liabilities
Borrowings	392,500	62,500	12,500

Loan commitments	13,333	13,333	13,333

The uncertainty about when and how the transition will occur at a new reference rate may affect a hedging relationship – e.g., its effectiveness assessment and highly probable assessment of the hedged item. For these assessments, the Bank assumes that the hedged benchmark interest rate, the cash flows of the hedged item and/or the hedging instrument will not be altered as a result of IBOR Reform.

If a hedging relationship impacted by uncertainty about IBOR Reform has not been highly effective during the financial reporting period, the Bank will assess whether the hedge is expected to be highly effective prospectively and whether the effectiveness of the hedging relationship can be reliably measured. The hedging relationship will not be discontinued as long as it meets all hedge accounting criteria, with the exception of the requirement that the hedge be highly effective.

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

The Bank's derivative instruments are guided by ISDA's 2006 definitions. ISDA has reviewed its definitions in light of IBOR Reform and issued an IBOR fallbacks supplement on October 23, 2020.

This supplement creates fallback provisions in derivative instruments that describe which floating rates will apply upon the permanent discontinuation of certain key IBOR rates. In mid-2021, the Bank joined the ISDA protocol containing the transitional fallback supplement. With the adherence of the Bank and its counterparties to this protocol, the Bank automatically incorporated SOFR language into its derivative financial instruments for risk management and hedge accounting purposes.

The Bank maintains a limited exposure to USD LIBOR risk on derivative financial instruments used for risk management purposes whose maturity exceeds the waiver date approved by the ARRC extending the publication of the USD LIBOR benchmark rate until June 30, 2023.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
b.Derivative financial instruments used for risk management and hedge accounting purposes

As of December 31, 2021, the Bank's exposure is limited to US68.8 million notional amount on one cross-currency rate swap contract hedging the fair value of a fixed rate Euro issuance made under the Euro Medium Term Notes (EMTN) program. Given that the hedged item is not benchmarked to USD LIBOR and that the Bank and its counterparties adhered to the ISDA protocol, the Bank does not consider that there is any impact from the IBOR Reform that could affect this hedging position.

Quantitative Information

Disaggregated information by derivative financial instruments based on floating USD LIBOR rate, that have yet to transition to an alternative benchmark rate as at the end of the reporting period December 31, 2021 is the following. The information presented is the remaining notional amount as at each reporting period.

	USD LIBOR as at December 31, 2021	USD LIBOR as at December 31, 2022	USD LIBOR as at June 30, 2023
	(Notional US$,000)	(Notional US$,000)	(Notional US$,000 )
Derivatives held for risk management
Derivative financial instruments - assets	3,006	1,937	—
Derivative financial instruments - liabilities	400,414	88,768	68,768
iii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	December 31, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.57	1.14	115.15	4,072.94	20.46
Assets
Cash and due from banks	—	7	1	21	1,531	34	1,594
Loans	—	—	—	—	222,747	—	222,747
Total Assets	—	7	1	21	224,278	34	224,341

Liabilities
Borrowings and debt	—	—	—	—	(224,384)	—	(224,384)
Total liabilities	—	—	—	—	(224,384)	—	(224,384)

Net currency position	—	7	1	21	(106)	34	(43)
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
iii.    Foreign exchange risk (continued)

	December 31, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.19	1.22	103.23	3,430.19	19.92
Assets
Cash and due from banks	81	13	1	20	1,615	80	1,810
Loans	—	—	—	—	182,395	—	182,395
Total Assets	81	13	1	20	184,010	80	184,205

Liabilities
Borrowings and debt	—	—	—	—	(183,863)	—	(183,863)
Total liabilities	—	—	—	—	(183,863)	—	(183,863)

Net currency position	81	13	1	20	147	80	342
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.
6.    Financial risk management
The risk is inherent to the Bank’s activities. Risks are classified into two categories: financial and non-financial risks. Financial risks are those associated within the Bank’s business model, with impact in the Bank’s consolidated statements of financial position and profit or loss, as follows: country risk, credit risk, market risk and liquidity risk. Non-financial risks are those related to the Bank’s operating model and the regulatory environment that may affect the integrity of the information, the Bank’s reputation and also its profit or loss accounts, as follows: operational, technological, cyber security, compliance (know your customer, money laundering, terrorism financing), environmental, fraud risks, among others.
Lead by the Head of Integrated Risk Management, an ongoing process of identification, measurement, monitoring, control, mitigation and reporting to all operating areas within the Bank is carried out continuously, considering the different types of risks to which the Bank is exposed according to the size and complexity of its operations, products and services.
The Bank has in place policies, standards and procedures, structures, and manuals associated to the integrated risk management, designed to identify potential events that may affect it, all of which are consistent with the risk profile of the business, considering the complexity and the volume of its operations.
The Board of Directors is responsible for establishing the Bank’s acceptable risk profile, for which it has the knowledge and understanding of the risks to which the Bank is exposed to. The Board of Directors designate the members of the Risk Policy and Assessment Committee (CPER, for its acronym in Spanish), which is responsible for overseeing the overall risk process within the Bank.
CPER oversees the assessment and recommendation for approval of the Board of Directors of all the policies relating to a reasonable Integrated Risk Management. Furthermore, the Committee also reviews and assesses the exposure,

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)
within the risk levels stated in its policies, by which the Bank is willing to assume the various risks it faces through the business management.
The Head of Integrated Risk Management directly reports to the CEO and the CPER, and has as a main duty to ensure the comprehensive risk management of the Bank’s operating model and IT platform, as well as the financial and credit related risks, being responsible for implementing and maintaining risk-related procedures in place to ensure that an independent control process is kept, monitoring compliance of the risk principles, policies and limits at all levels throughout the Bank. The Head of Integrated Risk Management works closely with CPER to ensure that procedures are consistent with the Integrated Risk Management Governance Framework.
Risk Management Committees:
-    Operational and Information Security Risk Committee
-    Country Risk Committee
-    Credit Committee (Management Credit Committee / Board of Directors Delegate to Credit Committee / CPER)
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

Credit risk management comprises two main stages: origination and monitoring. The credit origination process involves the activities of identifying and analyzing the customer's creditworthiness and approving the terms and conditions for credit extensions. The monitoring process consists of annual credit reviews of existing exposures, "ad hoc" reviews on a case-by-case basis when conditions so require, and portfolio reviews by the Bank's credit committees. The objective is to maximize the risk-adjusted rate of return by keeping credit risk exposures within acceptable parameters. This process involves the Risk and Business Units, as well as the Risk Policy and Assessment Committee (CPER).
The Bank has developed internally a loss model to determine the required level of expected credit losses associated with potential losses on financial instruments, based on IFRS 9 - Financial Instruments.
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
The time elapsed since a loss is incurred and a specific individual reserve requirement is identified should be taken into consideration for the assessment. The impairment reserve is reviewed by credit risk management to ensure alignment with the Bank’s general policy.
Financial guarantees and letters of credit are assessed in a similar manner to amortized cost loans.
A supplemental qualitative review may result in adjustments to the level of provisions, based on prospective reviews of potential risk scenarios for businesses or loans not yet captured in the Bank’s historical information.
The Bank has developed internal customer, counterparty and country rating models, which allow for proactive risk management in terms of exposure limits, transaction typology and time limits, among others.
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
B.    Liquidity risk (continued)
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
The Bank manages interest rate risk by closely monitoring the appreciation and decline in value of the assets and liabilities through hedging to reduce potential negative impacts on profit or loss and equity.
Management conducts periodic sensitivity analyses simulating market changes in interest rates to determine potential impacts on net interest income (both upward and downward). In addition, the Bank monitors the DV01 limit, for which a parallel 1-base point shock is applied to the interest rate curve and assesses if there is any impact on equity.
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

The main objective with Operational Risk Management is to reduce losses generated from operational risk and maintain an adequate administration thereof through the use of established management tools such as: risk profile, risk mapping, global and specific limits, operational risk indicators, as well as the analysis of events and incidents recorded in a database in order to monitor action plans on actual or potential risks.
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
The Bank's cybersecurity program has been developed with a holistic approach, allowing the Bank to encompass both technical and strategic measures in a single framework.
COVID-19 considerations
i.    Credit risk

The Bank determines the appropriate level of allowances for expected credit losses based on a forward-looking process that estimates the probable loss inherent in its credit portfolio and is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s Management. This level of allowance reflects assumptions and estimations made in the context of changing political and economic conditions in the region, in which the Bank operates, including but not limited to the impact of recent ongoing turmoil related to COVID-19.

The Bank periodically assesses the adequacy and the validity of the allowance for expected credit losses calculation model. When assessing if the calculation model remains valid, characteristics and behavior of the loan portfolio are considered as a fundamental factor, as well as periodic economic analyses that contribute to the active management of the portfolio.

The Bank's business model holds a low-risk portfolio, which focuses on financial institutions and large leading corporations in the region, including "quasi-sovereign" entities in strategic sectors, with whom it mainly conducts foreign trade operations.

During 2021, the performance of the countries of Latin America and the Caribbean was closely monitored, having carried out 30 individual country risk analyses. The results of the alert model, duly incorporated into the rating models, serve as a guide to focus the forward-looking assessment.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)
i.    Credit risk (continued)

In addition, statistical studies were conducted on the relationship between the quality of the loan portfolio and the behavior of the Latin American macroeconomic environment, concluding that these maintain a low correlation or a correlation that is not congruent with the behavior of the portfolio given the macroeconomic conditions. As a result of the above, the Bank’s Management has concluded that the methodology used remains valid in the context of the COVID-19 pandemic.
ii.    Liquidity risk

As a result of the resilience in the different sources of funding, together with a credit quality loan portfolio, during 2021 the Bank regularized the monitoring of its liquidity coverage index "LCR" at its pre-pandemic levels.

The Bank's capacity to maintain strong liquidity levels is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean. In addition, the Bank has maintained fluid access to a significant base of correspondents and investors from debt capital markets across the globe.
iii.    Market risk

The Bank's Management has not made any material adjustments to the Market Risk valuation metrics and models.
iv.    Cybersecurity risk

Actions implemented due to the COVID-19 pandemic

The Bank implemented a revision of its Business Continuity Plan, which entails among other things, that a hybrid work model has been applied, increasing the risks associated with cybersecurity, including:

•Increase in attempted attacks via email and end devices (mobile, among others).
•Increase in attempted attacks due to the widespread use of remote connection protocols.

To counteract these risks, the Bank's Management has reinforced the controls as follows:

•Expanded monitoring of the main attack vectors: email and end-user devices.
•Awareness-raising and training activities for Bank employees were reinforced.
•Intensified the frequency of scans and vulnerability management.
•New security platforms were implemented to provide an adequate level of protection within the hybrid model and to maintain the same security posture, regardless of the physical location of the collaborators.

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

When there has been a significant decrease in the valuation of the financial asset or liability, or in the level of activity for a financial asset or liability (provided it is not due to impairment), the Bank uses the present value technique which considers market information to determine a representative fair value under usual market conditions.
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
Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	193,488	—	193,488
Loans at FVTPL	—	—	5,313	5,313
Total securities and other financial assets	—	193,488	5,313	198,801

Derivative financial instruments - assets:
Interest rate swaps	—	1,282	—	1,282
Cross-currency swaps	—	9,523	—	9,523
Total derivative financial instrument assets	—	10,805	—	10,805
Total assets at fair value	—	204,293	5,313	209,606

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	538	—	538
Cross-currency swaps	—	27,917	—	27,917
Total derivative financial instruments - liabilities	—	28,455	—	28,455
Total liabilities at fair value	—	28,455	—	28,455

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
A.    Recurring valuation (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	226,235	—	226,235
Securities at FVOCI - Sovereign debt	—	5,113	—	5,113
Loans at FVTPL	—	—	4,949	4,949
Total securities and other financial assets	—	231,348	4,949	236,297

Derivative financial instruments - assets:
Interest rate swaps	—	1,831	—	1,831
Cross-currency swaps	—	25,947	—	25,947
Total derivative financial instrument assets	—	27,778	—	27,778
Total assets at fair value	—	259,126	4,949	264,075

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	1,774	—	1,774
Cross-currency swaps	—	3,848	—	3,848
Foreign exchange forwards	—	3,589	—	3,589
Total derivative financial instruments - liabilities	—	9,211	—	9,211
Total liabilities at fair value	—	9,211	—	9,211
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
The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2021
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,253,052	1,253,052	—	1,253,052	—
Securities at amortized cost (1)	637,422	632,848	—	628,284	4,564
Loans at amortized cost, net (2)	5,707,709	5,806,915	—	5,806,915	—
Customers' liabilities under acceptances	201,515	201,515	—	201,515	—
Investment property	—	—	—	—	—

Liabilities
Deposits	3,037,457	3,037,457	—	3,037,457	—
Securities sold under repurchase agreements	427,497	427,497	—	427,497	—
Borrowings and debt, net (3)	3,304,178	3,294,135	—	3,294,135	—
Acceptances outstanding	201,515	201,515	—	201,515	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
B.    Non-recurring valuation (continued)

	December 31, 2020
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	863,812	863,812	—	863,812	—
Securities at amortized cost (1)	165,564	168,110	—	157,698	10,412
Loans at amortized cost, net (2)	4,891,698	4,972,599	—	4,972,599	—
Customers' liabilities under acceptances	74,366	74,366	—	74,366	—
Investment property	3,214	3,214	—	—	3,214

Liabilities
Deposits	3,140,875	3,140,875	—	3,140,875	—
Securities sold under repurchase agreements	10,663	10,663	—	10,663	—
Borrowings and debt, net (3)	1,966,271	1,989,719	—	1,989,719	—
Acceptances outstanding	74,366	74,366	—	74,366	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $8.1 million and the allowance for expected credit losses of $1.7 million as of December 31, 2021 (accrued interest receivable of $1.9 million and the allowance for expected credit losses of $0.4 million as of December 31, 2020).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $23.3 million, the allowance for expected credit losses of $41.4 million and unearned interest and deferred fees of $8.7 million for December 31, 2021 (accrued interest receivable of $27.3 million, the allowance for expected credit losses of $41.1 million and unearned interest and deferred fees of $5.8 million for December 31, 2020).
(3)Borrowings and debt exclude lease liabilities for an amount of $17.7 million and $18.7 million as of December 31, 2021 and December 31, 2020, respectively.
C.    Valuation framework

The Bank has an established control framework for the fair value measurement, which is independent of front office management, to verify the valuation of significant fair value measurements of derivative financial instruments, securities, other financial instruments, and non-financial assets (when required). Specific controls include:
-    Validation of observable pricing.
-    Performance validation of valuation techniques.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
D.    Level 3 - Fair value measurement
The following table presents the movement of a level 3 financial instruments measured at fair value :

	Debt instruments at fair value through profit or loss (debentures )	Loans at fair value through profit or loss	Total

At December 31, 2019	6,492	—	6,492
Additions	1,433	5,750	7,183
Net changes in fair value(1)	(2,175)	(801)	(2,976)
Sales	(5,750)	—	(5,750)
At December 31, 2020	—	4,949	4,949
Additions	—	—	—
Net changes in fair value(1)	—	364	364
Sales	—	—	—
At December 31, 2021	—	5,313	5,313

(1) The fair value of the instrument includes interest receivable.

The loan measured at fair value through profit or loss (level 3) arises as the result of the sale during the year 2020, of debt instruments measured at fair value through profit or loss, received in lieu of payment as part of the restructuring process of a financial asset.
Loans at fair value through profit or loss - Level 3

For financial instruments measured at fair value in level 3 category, the Bank uses the following inputs for present value techniques.
Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021	2020
A significant increase in volatility would result in a lower fair value	6.86% to 7.84%	3.128% to 8.89%

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
The effect on unobservable inputs
Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(108)
- 100 bps to the observable and unobservable inputs	111
Debt instruments "debentures" at fair value through profit or loss - Level 3

The significant inputs used in determining the fair value of instruments categorized as level 3, that were maintained in prior years, using present value techniques, are as follows:

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
During 2020, Management used the discount rate based on the return from CCC Corporate S&P Bond Index, mostly composed of data from US/LATAM markets displayed in Bloomberg, which allowed a more reliable measurement for the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	December 31, 2021	December 31, 2020	December 31, 2019
Unrestricted deposits with the Federal Reserve of the United States of America	1,201,101	688,612	1,129,016
Cash and non-interest-bearing deposits in other banks	3,507	4,331	8,078
Cash and interest-bearing deposits in other banks(1)	48,444	170,869	41,076
Total cash and due from banks	1,253,052	863,812	1,178,170

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	42,051	17,804	18,452
Total cash and due from banks in the consolidated statement of cash flows	1,211,001	846,008	1,159,718

The following table presents the pledged deposits classified by country risk:

	December 31, 2021	December 31, 2020	December 31, 2019
Country:
United States of America(1)	12,615	11,515	5,645
Switzerland	9,787	3,027	9,567
France	4,790	50	1,770
Spain	4,011	18	—
Netherlands	3,870	334	—
Japan	3,790	1,330	1,470
Mexico	2,430	790	—
Germany	449	—	—
United Kingdom	309	130	—
Canada	—	610	—
Total	42,051	17,804	18,452
(1)Includes restricted deposit of $10.0 million for both years with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Securities and other financial assets, net
Securities and other financial assets are presented as follows:

		At fair value
At December 31, 2021		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	631,123	193,488	—	—	824,611
Interest receivable	8,089	1,003	—	—	9,092
Allowance (1)	(1,790)	—	—	—	(1,790)
	637,422	194,491	—	—	831,913

		At fair value
At December 31, 2020		With changes in other comprehensive income (loss)
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Principal	164,074	231,348	—	—	395,422
Interest receivable	1,985	1,156	—	—	3,141
Allowance (1)	(495)	—	—	—	(495)
	165,564	232,504	—	—	398,068
(1)As of December 31, 2021 and 2020, the loss allowance for losses for securities at FVOCI for $26 thousand and $43 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
As of December 31, 2020, the Bank sold 261,164 shares, which were designated at their initial recognition at FVOCI due to market changes affecting the liquidity of the instrument.
The cumulative fair value of the shares sold was $1.7 million and the cumulative loss recognized in other comprehensive income was $602 thousand transferred directly to retained earnings.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Securities and other financial assets, net (continued)
Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At December 31, 2021		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	63,640	113,792	—	—	177,432
After 1 year but within 5 years	567,483	79,696	—	—	647,179
Balance - principal	631,123	193,488	—	—	824,611

		At fair value
At December 31, 2020		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	40,625	34,027	—	—	74,652
After 1 year but within 5 years	123,449	197,321	—	—	320,770
Balance - principal	164,074	231,348	—	—	395,422
The following table includes the securities pledged to secure repurchase transactions (see note 20):

	December 31, 2021			December 31, 2020
	Amortized cost	At FVOCI	Total	Amortized cost	At FVOCI	Total
Securities pledged to secure repurchase transactions	498,274	—	498,274	11,998	—	11,998

Securities sold under repurchase agreements	(427,497)	—	(427,497)	(10,663)	—	(10,663)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Loans
The following table presents the loan portfolio according to its classification and subsequent measurement:

	December 31, 2021	December 31, 2020
Loans, outstanding balance	5,734,605	4,911,397
Interest receivable	23,308	27,350
Loss allowances	(41,476)	(41,165)
Unearned interest and deferred fees	(8,728)	(5,884)
Loans at amortized cost	5,707,709	4,891,698
Loans at FVTPL (1)	5,313	4,949
Loans, net	5,713,022	4,896,647
(1)The Bank realized the sale of debt instruments measured at FVTPL for $5.8 million. As a result, the Bank recognized a loan and classified it at FVTPL with a carrying amount of $5.3 million and $4.9 million as of December 31, 2021 and 2020, respectively.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31, 2021	December 31, 2020
Fixed interest rate	3,327,310	2,544,544
Floating interest rates	2,412,608	2,371,802
Total	5,739,918	4,916,346
As of December 31, 2021, and 2020, 71% and 41% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 0.53% to 10.23% (December 31, 2020 0.43% to 9.70%).
The following table details information relating to loans granted to class A and B shareholders:

	December 31, 2021	December 31, 2020
Class A and B shareholder loans	467,000	522,316
% Loans to class A and B shareholders over total loan portfolio	8%	11%
% Class A and B stockholders with loans over number of class A and B stockholders	10%	12%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Loans (continued)
Modified financial assets
The following table refers to modified financial assets during the period, where modification does not result in de-recognition:

	December 31, 2021	December 31. 2020
Gross carrying amount before modification	65,000	8,829
Allowance loss before modification (1)	(12,739)	(1,796)
Net amortized cost before modification	52,261	7,033

Gross carrying amount after modification	65,000	8,829
Allowance loss after modification (2)	(12,699)	(1,802)
Net amortized cost after modification	52,301	7,027
(1)Expected credit loss for 12 months.
(2)Expected credit loss within the life of the financial asset.
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
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31, 2021	December 31, 2020
Documentary letters of credit	214,230	216,782
Stand-by letters of credit and guarantees - commercial risk	268,196	210,497
Credit commitments	121,333	137,619
Total loans commitments and financial guarantee contracts	603,759	564,898

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.    Loan commitments and financial guarantee contracts (continued)
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

Maturities	December 31, 2021	December 31, 2020
Up to 1 year	542,137	419,015
From 1 to 2 years	57,622	75,883
Over 2 to 5 years	4,000	70,000
Total	603,759	564,898

12.    Gain (loss) on financial instruments, net
The following table sets forth the details for the gain or loss on financial instruments recognized in the consolidated statements of profit or loss:

	December 31
	2021	2020	2019
Gain (loss) on derivative financial instruments and foreign currency exchange, net	(1,870)	(1,813)	672
Unrealized gain (loss) on financial instruments at FVTPL	227	(806)	—
Realized loss on financial instruments at FVTPL	—	(2,175)	(2,258)
Gain on sale of financial instruments at amortized cost	333	—	—
Realized gain on financial instruments at FVOCI	14	—	186
Gain (loss) on sale of loans	—	—	21
	(1,296)	(4,794)	(1,379)

13.    Derivative financial instruments
The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,282	—
Cash flow hedges	20,000	—	(538)
Interest rate and foreign exchange risk
Fair value hedges	428,067	783	(20,908)
Cash flow hedges	455,864	8,740	(7,009)
	943,931	10,805	(28,455)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

	December 31, 2020
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	85,667	1,831	(233)
Cash flow hedges	60,000	—	(1,541)
Interest rate and foreign exchange risk
Fair value hedges	344,489	2,856	(3,848)
Cash flow hedges	221,508	23,091	—
Foreign exchange risk
Cash flow hedges	71,353	—	(3,589)
	783,017	27,778	(9,211)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.
(2)Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.
As part of the financial risk management, the Bank has used the following hedging relationships:
-    Fair value hedge
-    Cash flow hedge
-    Net investment hedge
For control purposes, derivative instruments are recorded at their nominal amount in control accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.
The Bank manages and controls the risks on these foreign exchange hedges by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolios. The Bank also has used foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.
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
The Bank’s exposure to interest rate risk is disclosed in Note 5(C)(i). Interest rate risk to which the Bank applies hedge accounting arises from fixed-rate euro medium term notes and other long-term notes issuances (“Certificados Bursatiles”), fixed-rate loans and advances, whose fair value fluctuates when benchmark interest rates change. The Bank hedges interest rate risk only to the extent of benchmark interest rates because the changes in fair value of a

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

fixed-rate note or loan are significantly influenced by changes in the benchmark interest rate (USD Libor or SOFR). Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.
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
The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	40,000	1,282	—	(19)	22
Interest rate and foreign exchange risk
Loans	3,006	333	—	(23)	(119)
Borrowings and debt	425,061	450	(20,908)	(18,614)	(1,283)
Total	468,067	2,065	(20,908)	(18,656)	(1,380)

	December 31, 2020
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	10,667	—	(132)	84	1
Securities at FVOCI	5,000	—	(101)	(29)	(20)
Borrowings and debt	70,000	1,831	—	199	(27)
Interest rate and foreign exchange risk
Loans	4,075	356	—	178	(149)
Borrowings and debt	340,414	2,500	(3,848)	(2,524)	(468)
Total	430,156	4,687	(4,081)	(2,092)	(663)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.
(2)Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.
(3)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,315)	Borrowings and debt, net	—	41
Interest rate and foreign exchange risk
Loans	2,717	—		(751)	(96)
Borrowings and debt	—	(406,724)	Borrowings and debt, net	18,919	17,331
Total	2,717	(448,039)		18,168	17,276

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,837	—	Loans, net	74	(83)
Securities at FVOCI	5,113	—	Securities and other financial assets, net	85	9
Borrowings and debt	—	(71,937)	Borrowings and debt, net	(292)	(226)
Interest rate and foreign exchange risk
Loans	3,789	—	Loans, net	(654)	(327)
Borrowings and debt	—	(339,688)	Borrowings and debt, net	1,083	2,056
Total	19,739	(411,625)		296	1,429
(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2021
Maturity	Interest rate swaps	Cross currency swaps	Total
Fair value hedge
Less than 1 year	40,000	271,646	311,646
Over 1 to 2 years	—	3,006	3,006
Over 2 to 5 years	—	153,415	153,415
Total	40,000	428,067	468,067

	December 31, 2020
Maturity	Interest rate swaps	Cross currency swaps	Total
Fair value hedge
Less than 1 year	85,667	—	85,667
Over 1 to 2 years	—	271,646	271,646
Over 2 to 5 years	—	72,843	72,843
Total	85,667	344,489	430,156
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
The Bank’s exposure to market risk is disclosed in Note 5 (C) (i) and (ii). The Bank determines the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis. As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, the Bank exposes itself to credit risk of the counterparties to the derivatives, which is not offset by the hedged items. This exposure is managed similarly to that of fair value hedges.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 6 years.

The Bank recognized the lifetime associated cost of foreign exchange forward contracts where the hedge item is either asset or liability, as interest income or interest expense in the consolidated statement of profit or loss, as an adjustment to the yield of the hedge item creating an accumulated reserve in OCI in the consolidated statement of financial position, reclassified to profit or loss at their maturity.

	December 31, 2021
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	—	(538)	562	560	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	455,864	8,740	(7,009)	(21,267)	(20,920)	347	—
Foreign exchange risk
Loans	—	—	—	—	—	—	(3,589)
Total	475,864	8,740	(7,547)	(20,705)	(20,360)	345	(4,012)

	December 31, 2020
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	60,000	—	(1,541)	(443)	(442)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	221,508	23,091	—	23,380	23,481	101	(1,697)
Foreign exchange risk
Loans	71,353	—	(3,589)	(3,466)	(3,465)	1	(1,927)
Total	352,861	23,091	(5,130)	19,471	19,574	103	(3,699)
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,041)	Borrowings and debt, net	(560)	—
Interest rate and foreign exchange risk
Borrowings and debt	—	(470,181)	Borrowings and debt, net	20,920	10,756
Total	—	(490,222)		20,360	10,756

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,045)	Borrowings and debt, net	442	1,440
Interest rate and foreign exchange risk
Borrowings and debt	—	(243,817)	Borrowings and debt, net	(23,481)	(1,980)
Foreign exchange risk
Loans	74,509	—	Loans, net	3,465	562
Total	74,509	(263,862)		(19,574)	22
(1) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2021
Maturity	Interest rate swaps	Cross currency swaps	Total
Cash flow hedge
Less than 1 year	—	108,779	108,779
Over 1 to 2 years	20,000	30,332	50,332
Over 2 to 5 years	—	299,684	299,684
More than 5 years	—	17,069	17,069
Total	20,000	455,864	475,864
—

	December 31, 2020
Maturity	Foreign exchange forwards	Interest rate swaps	Cross currency swaps	Total
Cash flow hedge
Less than 1 year	71,353	40,000	—	111,353
Over 2 to 5 years	—	20,000	197,854	217,854
More than 5 years	—	—	23,654	23,654
Total	71,353	60,000	221,508	352,861

14.    Gain (loss) on non - financial assets, net
The gain or loss on non-financial assets is presented as follows:

	December 31,
	2021	2020	2019
Gain on investment property - Right-of-use	742	—	—
Gain on investment property - Fair value	—	296	500
	742	296	500
At the end of 2021, the Bank's Management renegotiated the terms and conditions of the lease agreement related to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Properties - Right of Use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand recognized in the consolidated statement of profit or loss within the line "Gain (loss) on non-financial assets, net".
During 2020 and 2019 the Bank realized the sale of investment properties measured at fair value through profit or loss, which resulted in a gain of $296 thousand and $500 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements
The following table provides a summary of the items included in equipment and leasehold improvements:

	December 31, 2021	December 31, 2020
Equipment and leasehold improvements, net	3,841	4,990
Right-of-use assets	13,938	11,223
	17,779	16,213

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements (continued)
A breakdown of cost, accumulated depreciation, additions and disposals of equipment and leasehold improvements is as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Total
Cost:
Balance as of January 1, 2019	4,338	1,899	6,841	2,512	15,590
Additions	683	36	185	124	1,028
Disposals	(63)	(102)	(176)	(33)	(374)
Effect of changes in exchange rates	(53)	(62)	(47)	(14)	(176)
Balance as of December 31, 2019	4,905	1,771	6,803	2,589	16,068
Additions	293	1	671	32	997
Disposals	(1,045)	(84)	(26)	(48)	(1,203)
Effect of changes in exchange rates	(17)	(11)	(20)	(1)	(49)
Balance as of December 31, 2020	4,136	1,677	7,428	2,572	15,813
Additions	402	4	26	21	453
Disposals	(58)	(3)	—	(1,906)	(1,967)
Effect of changes in exchange rates	(5)	(1)	(4)	—	(10)
Reclassifications	1	—	—	—	1
Balance as of December 31, 2021	4,476	1,677	7,450	687	14,290

Accumulated depreciation:
Balance as of January 1, 2019	3,269	1,715	3,001	919	8,904
Amortization	584	62	508	260	1,414
Disposals	(59)	(97)	(175)	(21)	(352)
Reclassifications	(40)	(53)	(35)	—	(128)
Balance as of December 31, 2019	3,754	1,627	3,299	1,158	9,838
Amortization	643	63	553	920	2,179
Disposals	(1,043)	(82)	(8)	(40)	(1,173)
Effect of changes in exchange rates	(14)	(7)	(14)	14	(21)
Balance as of December 31, 2020	3,340	1,601	3,830	2,052	10,823
Amortization	566	41	549	190	1,346
Disposals	(57)	(3)	—	(1,652)	(1,712)
Effect of changes in exchange rates	(3)	(2)	(4)	—	(9)
Reclassifications	—	1	—	—	1
Balance as of December 31, 2021	3,846	1,638	4,375	590	10,449

Carrying amounts as of:
December 31, 2021	630	39	3,075	97	3,841
December 31, 2020	796	76	3,598	520	4,990
December 31, 2019	1,151	144	3,504	1,431	6,230

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements (continued)
Leases
The following is the detail of the movement of right-of-use assets on the leases for which the Bank is a lessee:

	Building
	December 31, 2021	December 31, 2020
Initial balance	11,223	12,522
Additions	3,161	68
Depreciation of right-of-use assets	(1,164)	(1,128)
Effect of changes in exchange rates	—	(34)
Transfer from investment property	1,409	—
Decrease	(691)	(205)
Ending balance	13,938	11,223
The Bank leases office spaces in buildings. The lease of head office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.
At the end of 2021, the Bank renegotiated the terms and conditions of the lease agreement for its head office. The new terms and conditions contemplated changes in the leased space and term. With the contractual modification, the Bank remeasured and adjusted the lease liability and the right-of-use asset balance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.    Intangible assets
A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:
Balance as of January 1, 2019	13,905
Additions	496
Balance as of December 31, 2019	14,401
Additions	1,311
Disposals	(1)
Balance as of December 31, 2020	15,711
Additions	353
Disposals	(6,278)
Balance as of December 31, 2021	9,786

Accumulated amortization:
Balance as of January 1, 2019	12,272
Amortization	702
Balance as of December 31, 2019	12,974
Amortization	753
Balance as of December 31, 2020	13,727
Amortization	742
Disposals	(6,278)
Balance as of December 31, 2021	8,191

Carrying amounts as of:
December 31, 2021	1,595
December 31, 2020	1,984
December 31, 2019	1,427
Expenses related to the amortization of intangible assets are presented as part of amortization of intangible assets in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.    Investment property
The following is the movement of investment property arising from the reclassification of sublease agreements:

Investment property - right of use (1)
Balance as of December 31, 2019	3,494
Amortization	(280)
Balance as of December 31, 2020	3,214
Transfer to right-of-use asset	(1,409)
Derecognition of investment property	(1,566)
Amortization	(239)
Balance as of December 31, 2021	—

(1) At the end of 2021, the Bank’s Management renegotiated the terms and conditions of the lease agreement relating to the head office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Property – Right-of-Use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from the right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand recognized in the consolidated statement of profit or loss within the line "Gain (loss) on non-financial assets, net”.

18.    Other assets
Following is a summary of other assets:

	December 31, 2021	December 31, 2020
Accounts receivable	1,389	938
Prepaid expenses	3,485	2,541
Prepaid fees and commissions	349	486
Interest receivable - deposits	12	8
IT projects under development	510	218
Severance fund	1,981	1,927
Other	704	698
	8,430	6,816

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Deposits
The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	December 31, 2021	December 31, 2020
Demand	362,356	170,660
Up to 1 month	842,472	1,127,120
From 1 month to 3 months	926,902	878,900
From 3 month to 6 months	641,526	544,860
From 6 month to 1 year	233,081	365,879
From 1 year to 2 years	29,891	51,481
	3,036,228	3,138,900
The following table presents additional information regarding the Bank’s deposits

	December 31, 2021	December 31, 2020
Aggregate amount of $100,000 or more	3,035,906	3,138,684
Aggregate amount of deposits in the New York Agency	515,852	657,851

	December 31,
	2021	2020	2019
Interest expense on deposits made in the New York Agency	3,852	5,035	6,277
20.    Securities sold under repurchase agreements
As of December 31, 2021, and 2020, the Bank had financing transactions under repurchase agreements for $427.5 million and $10.7 million, respectively.
During the years ended December 31, 2021, 2020 and 2019, interest expense relating to financing transactions under repurchase agreements totaled $956 thousand, $432 thousand and $1.1 million, respectively. These expenses are included as interest expense – borrowings and debt in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt

Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes (“EMTN”) Program as well as the Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market.
The Bank’s funding activities include: (i) EMTN, which may be used to issue notes for up to $2.250 million, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission of Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from 1 day to 30 years.
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2021, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2021
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,547,845	34,213	996	329,888	1,398,223	16,737	3,327,902
Prepaid commissions	—	—	—	(498)	(5,493)	—	(5,991)
	1,547,845	34,213	996	329,390	1,392,730	16,737	3,321,911

	December 31, 2020
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	331,585	49,350	1,244	477,010	1,116,033	17,555	1,992,777
Prepaid commissions	—	—	—	(1,158)	(6,549)	—	(7,707)
	331,585	49,350	1,244	475,852	1,109,484	17,555	1,985,070

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	December 31, 2021	December 31, 2020
Short-term borrowings:
At fixed interest rates	1,102,621	55,000
At floating interest rates	445,224	276,585
Total borrowings	1,547,845	331,585
Short-term debt:
At floating interest rates	34,213	49,350
Total debt	34,213	49,350
Total short-term borrowings and debt	1,582,058	380,935

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.50% to 2.02%	0.45% to 1.40%
Range of floating interest rates on borrowings in U.S. dollars	0.35% to 0.81%	0.47% to 1.65%
Range of floating interest rates on borrowings and debt in Mexican pesos	5.39% to 6.56%	4.97% to 5.05%

The outstanding balances of short-term borrowings and debt by currency, excluding lease liabilities, are as follows:

	December 31, 2021	December 31, 2020
Currency
US dollar	1,401,122	299,957
Mexican peso	180,936	80,978
Total	1,582,058	380,935

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31, 2021	December 31, 2020
Long-term borrowings:
At fixed interest rates with due dates from January 2022 to September 2023	115,043	68,190
At floating interest rates with due dates from July 2022 to November 2023	214,845	408,820
Total long-term borrowings	329,888	477,010

Long-term debt:
At fixed interest rates with due dates from June 2022 to December 2027	927,550	784,006
At floating interest rates with due dates from March 2022 to November 2024	470,673	332,027
Total long-term debt	1,398,223	1,116,033
Total long-term borrowings and debt	1,728,111	1,593,043
Less: Prepaid commissions	(5,991)	(7,707)

Total long-term borrowings and debt, net	1,722,120	1,585,336

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.80% to 2.38%	2.04% to 3.05%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.97% to 1.80%	1.16% to 1.85%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 9.09%	6.77% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	5.43% to 6.87%	4.87% to 5.74%
Range of fixed interest rates on debt in Japanese yens	0.40% to 0.95%	0.52%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.90% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41%	0.00%
Range of fixed interest rates on debt in Sterling pounds	1.50%	0.00%
Range of fixed interest rates on debt in Swiss franc	0.35%	0.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Long-term borrowings and debt
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	December 31, 2021	December 31, 2020
Currency

US dollar	812,496	910,296
Mexican peso	643,490	509,687
Euro	121,443	101,469
Japanese yen	116,518	71,591
Australian dollar	18,174	—
Swiss franc	10,979	—
Sterling pound	5,011	—
Total	1,728,111	1,593,043
Future payments of long-term borrowings and debt outstanding as of December 31, 2021, are as follows (excluding lease liabilities):

Year	Outstanding
2022	411,020
2023	335,657
2024	319,331
2025	611,668
2026	34,049
2027	16,386
1,728,111
Reconciliation – Movements of borrowings
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows :

	2021	2020	2019
Balance as of January 1,	1,985,070	3,138,310	3,518,446
Net increase (decrease) in short-term borrowings and debt	1,196,710	(1,212,023)	(428,611)
Proceeds from long-term borrowings and debt	266,640	827,732	371,536
Payments of long-term borrowings and debt	(97,520)	(781,274)	(368,843)
Payment of lease liabilities	(1,227)	(1,114)	(1,072)
Recognition of lease liabilities	—	—	20,979
Net Increase in lease liabilities	161	48	—
Change in foreign currency	(27,528)	15,853	20,044
Adjustment of fair value for hedge accounting relationship	(2,034)	826	4,943
Other adjustments	1,639	(3,288)	888
Balance as of December 31,	3,321,911	1,985,070	3,138,310
The reconciliation of equity account movements is presented in the consolidated statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Lease liabilities
Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31, 2021	December 31, 2020
Due within 1 year	1,574	2,058
After 1 year but within 5 years	7,262	10,641
After 5 years but within 10 years	13,771	11,354
Total undiscounted lease liabilities	22,607	24,053

Short-term	996	1,244
Long-term	16,737	17,555
Lease liabilities included in the consolidated statement of financial position	17,733	18,799
Amounts recognized in the consolidated statement of cash flows:

	December 31, 2021	December 31, 2020
Payments of lease liabilities	1,227	1,114
Amounts recognized in profit or loss:

	December 31,
	2021	2020	2019
Interest on lease liabilities	(810)	(862)	(912)
Income from sub-leasing right-of-use assets	227	265	277

At the end of 2021, the Bank’s Management renegotiated the terms and conditions of the lease agreement relating to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Property – Right-of-Use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from the right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand recognized in the consolidated statement of profit or loss within the line "Gain (loss) on non-financial assets, net". With the contractual modification, the Bank remeasured and adjusted the lease liability and the right-of-use asset balance.

22.    Other liabilities
Following is a summary of other liabilities:

	December 31, 2021	December 31, 2020
Accruals and other accumulated expenses	9,266	9,213
Accounts payable	2,311	6,307
Others	2,784	3,194
	14,361	18,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.    Earnings per share
The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2021	2020	2019
(Thousands of U.S. dollars)
Profit for the year	62,697	63,593	86,053

(U.S. dollars)
Basic earnings per share	1.62	1.60	2.17
Diluted earnings per share	1.62	1.60	2.17

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	38,796	39,656	39,575

Effect of diluted securities:
Stock options and restricted stock units plan	—	—	—

Adjusted weighted average of common shares outstanding applicable to diluted EPS	38,796	39,656	39,575

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Capital and Reserves
A.    Common stock and additional paid-in capital
Common stock
The Bank’s common stock is divided into four categories:
1)“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)“Class B”; shares may only be issued to banks or financial institutions.
3)“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.
The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, exchanging one share for another share.
The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2021, 2020 and 2019:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2019	6,342,189	2,245,226	30,951,135	—	39,538,550
Conversions	—	(62,799)	62,799	—	—
Repurchased common stock	—	(1)	1	—	—
Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	6,727	—	6,727
Outstanding at December 31, 2019	6,342,189	2,182,426	31,077,662	—	39,602,277

Conversions	—	(4,060)	4,060	—	—
Repurchased common stock	—	(1)	—	—	(1)
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	12,664	—	12,664
Outstanding at December 31, 2020	6,342,189	2,178,365	31,157,386	—	39,677,940

Conversions	—	(89,290)	89,290	—	—
Repurchased common stock	—	—	(3,558,093)	—	(3,558,093)
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	48,299	—	48,299
Outstanding at December 31, 2021	6,342,189	2,089,075	27,799,882	—	36,231,146
Additional paid-in capital
As of December 31, 2021, 2020 and 2019, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Capital and Reserves (continued)
B.    Treasury stock
The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2019	318,140	10,708	689,367	18,711	1,433,781	31,657	2,441,288	61,076
Restricted stock issued - directors	—	—	—	—	(57,000)	(1,259)	(57,000)	(1,259)
Restricted stock units - vested	—	—	—	—	(6,727)	(148)	(6,727)	(148)
Outstanding at December 31, 2019	318,140	10,708	689,367	18,711	1,370,054	30,250	2,377,561	59,669

Restricted stock issued - directors	—	—	—	—	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	—	—	—	—	(12,664)	(279)	(12,664)	(279)
Outstanding at December 31, 2020	318,140	10,708	689,367	18,711	1,294,390	28,580	2,301,897	57,999

Repurchase of common stock	—	—	—	—	3,558,093	60,079	3,558,093	60,079
Restricted stock issued - directors	—	—	—	—	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	—	—	—	—	(48,299)	(888)	(48,299)	(888)
Outstanding at December 31, 2021	318,140	10,708	689,367	18,711	4,741,184	86,380	5,748,691	115,799

In May 2021, the Bank announced a $60 million common stock repurchase program which ended in December 2021. Through the program, the Bank repurchased a total of 3,558,093 Class E shares, representing approximately 10% of the total outstanding shares at a volume-weighted average price per share of $16.86.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.    Other comprehensive income
The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVH	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2019	(1,265)	1,477	208	420
Change in fair value of debt instruments, net of hedging	4	(2,698)	—	(2,694)
Change in fair value of equity instruments at FVOCI, net of hedging	491	—	—	491
Reclassification of gains (losses) on financial instruments to profit or loss (1)	157	104	—	261
Exchange difference in conversion of foreign currency operation	—	—	(296)	(296)
Other comprehensive income (loss) for the year	652	(2,594)	(296)	(2,238)
Balance as of December 31, 2019	(613)	(1,117)	(88)	(1,818)
Change in fair value of debt instruments, net of hedging	264	2,001	—	2,265
Change in fair value of equity instruments at FVOCI, net of hedging	546	—	—	546
Reclassification of gains (losses) on financial instruments to profit or loss (1)	(56)	(369)	—	(425)
Exchange difference in conversion of foreign currency operation	—	—	(360)	(360)
Other comprehensive income (loss) for the year	754	1,632	(360)	2,026
Balance as of December 31, 2020	141	515	(448)	208
Change in fair value of debt instruments, net of hedging	(560)	(11,692)	—	(12,252)
Change in fair value of equity instruments at FVOCI, net of hedging	—	—	—	—
Reclassification of gains (losses) on financial instruments to profit or loss (1)	24	24	—	48
Exchange difference in conversion of foreign currency operation	—	—	448	448
Other comprehensive income (loss) for the year	(536)	(11,668)	448	(11,756)
Balance as of December 31, 2021	(395)	(11,153)	—	(11,548)
(1)Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.    Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amount reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2021	2020	2019
Realized gains (losses) on securities at FVOCI:	24	(56)	157	Net gain (loss) on financial instruments

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(2,167)	(2,337)	(3,261)	Interest income – loans
	—	—	(1,733)	Interest expense – borrowings and deposits
	24	(369)	(61)	Net gain (loss) on foreign currency exchange
Interest rate swaps	—	—	56	Net gain (loss) on interest rate swaps
Cross-currency swaps	—	—	(9)	Net gain (loss) on cross-currency swaps
	(2,143)	(2,706)	(5,008)

26.    Fee and commission income
Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	December 31, 2021
	Syndications	Documentary and "stand-by" letters of credit	Other commissions, net	Total
Openning and confirmation	—	10,506	2,668	13,174
Negotiation and acceptance	—	45	—	45
Amendment	—	1,527	(17)	1,510
Structuring	4,269	—	—	4,269
Other	—	41	(741)	(700)
	4,269	12,119	1,910	18,298

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Fee and commission income (continued)

	December 31, 2020
	Syndications	Documentary and "stand-by" letters of credit	Other commissions, net	Total
Openning and confirmation	—	8,090	1,400	9,490
Negotiation and acceptance	—	183	—	183
Amendment	—	688	—	688
Structuring	603	—	—	603
Other	—	39	(585)	(546)
	603	9,000	815	10,418

	December 31, 2019
	Syndications	Documentary and "stand-by" letters of credit	Other commissions, net	Total
Openning and confirmation	—	8,381	1,312	9,693
Negotiation and acceptance	—	399	—	399
Amendment	—	632	(27)	605
Structuring	5,622	—	—	5,622
Other	—	94	(766)	(672)
	5,622	9,506	519	15,647
The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

December 31, 2021
Up to 1 year	1,916
From 1 to 2 years	439
More than 2 years	345
2,700

27.    Business segment information
The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, who periodically review the internal management reports for each division. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.
The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at FVOCI and financial instruments at FVTPL, which are included in other income, net. The Bank also discloses its other assets and contingencies by

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information (continued)
business segment, to give an indication of the size of business that generates net fees and commissions, also included in other income, net.
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
Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation, negotiation, acceptance and amendment of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as infrequent sales in the secondary market; (iv) gain (loss) on sale on financial instruments measured at FVTPL; (v) reversal of (provision) for credit losses, (vi) gain (loss) on other non-financial assets, net; and (vii) direct and allocated operating expenses.
The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the consolidated statements of financial position, such as liquidity, interest rate and currency rate. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-’, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost (the “Credit Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, securities sold under repurchase agreements and borrowings and debt, net
Profits from the Treasury Business Segment include (i) net interest income derived from the above mentioned treasury assets and liabilities, (ii) gain (loss) on derivative financial instruments and foreign currency exchange, (iii) gain (loss) on sale of securities at FVOCI, (iv) reversal of (provision) for credit losses and (v) direct and allocated operating expenses.
The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2021
	Commercial	Treasury	Total
Interest income	129,758	11,125	140,883
Interest expense	(648)	(53,453)	(54,101)
Inter-segment net interest income	(45,318)	45,318	—
Net interest income	83,792	2,990	86,782
Other income (expense), net	19,188	(1,764)	17,424
Total income	102,980	1,226	104,206

Provision for credit losses	(1,050)	(1,278)	(2,328)
Gain (loss) on non-financial assets, net	742	—	742
Operating expenses	(30,751)	(9,172)	(39,923)
Segment profit (loss)	71,921	(9,224)	62,697

Segment assets	5,931,201	2,098,492	8,029,693
Segment liabilities	219,505	6,812,455	7,031,960

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information (continued)

	December 31, 2020
	Commercial	Treasury	Total
Interest income	172,548	8,425	180,973
Interest expense	(690)	(87,833)	(88,523)
Inter-segment net interest income	(83,937)	83,937	—
Net interest income	87,921	4,529	92,450
Other income (expense), net	8,597	(1,890)	6,707
Total income	96,518	2,639	99,157

Reversal of (provision for) credit losses	1,889	(425)	1,464
Gain (loss) on non-financial assets, net	296	—	296
Operating expenses	(28,021)	(9,303)	(37,324)
Segment profit (loss)	70,682	(7,089)	63,593

Segment assets	4,989,009	1,293,081	6,282,090
Segment liabilities	92,309	5,139,955	5,232,264

	December 31, 2019
	Commercial	Treasury	Total
Interest income	253,462	20,220	273,682
Interest expense	(730)	(163,437)	(164,167)
Inter-segment net interest income	(144,334)	144,334	—
Net interest income	108,398	1,117	109,515
Other income (expense), net	15,577	1,565	17,142
Total income	123,975	2,682	126,657

(Provision for) reversal of credit losses	(744)	314	(430)
Gain (loss) on non-financial assets, net	500	—	500
Operating expenses	(31,183)	(9,491)	(40,674)
Segment profit (loss)	92,548	(6,495)	86,053

Segment assets	5,967,157	1,273,678	7,240,835
Segment liabilities	134,657	6,081,693	6,216,350

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information (continued)
Reconciliation information on reportable segments

	2021	2020	2019
Profit for the year	62,697	63,593	86,053

Assets:
Assets from reportable segments	8,029,693	6,282,090	7,240,835
Other assets - unallocated	8,418	6,808	8,831
Total assets	8,038,111	6,288,898	7,249,666

Liabilities:
Liabilities from reportable segments	7,031,960	5,232,264	6,216,350
Other liabilities - unallocated	14,361	18,714	17,149
Total liabilities	7,046,321	5,250,978	6,233,499
The Bank applied IFRS 16, as of January 1, 2019, using the modified retrospective approach to recognize right-of-use assets for $17.4 million presented within equipment and leasehold improvements and lease liabilities for $20.9 million. As of December 31, 2021 2020 and 2019, assets and liabilities were allocated between Commercial and Treasury segments.
As a result of the adoption of that new standard in 2019, certain amounts related to equipment and leasehold improvements and intangibles were reclassified for presentation purposes in the consolidated financial statements.
Geographic information
The geographic information analyzes the Bank’s revenue and non-current assets by the Bank’s country of domicile and other countries. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

2021	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Total
Total revenues	5,872	9,802	17,318	12,116	10,862	8,990	5,454	33,792	104,206
Non-current assets*	18,795	138	75	51	—	—	157	158	19,374

2020	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Total
Total revenues	7,580	7,054	14,480	13,462	8,494	9,242	8,163	30,682	99,157
Non-current assets*	19,888	129	535	56	—	—	212	591	21,411

2019	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Other
Total revenues	8,649	13,122	18,757	10,348	7,906	13,640	14,889	39,346	126,657
Non-current assets*	20,976	222	1,510	55	—	—	185	725	23,673
* Includes equipment and leasehold improvements, intangibles and investment properties
Disaggregation of revenue from contract with customers
As of December 31, 2021, 2020, and 2019, respectively, the Bank has no customer, either individually or as group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Related party transactions
The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31, 2021	December 31, 2020
Assets
Demand deposits	2,680	3,269
Loans, net	29,857	22,499
Total asset	32,537	25,768

Liabilities
Time deposits	150,000	240,000
Total liabilities	150,000	240,000

Contingencies
Stand-by letters of credit	9,130	28,300
Loss allowance	(37)	(60)
The detail of income and expenses with related parties is as follows:

	December 31,
	2021	2020	2019
Interest income
Loans	211	1,390	2,837
Interest expense
Deposits	(1,866)	(2,961)	(3,927)
Borrowings and debt (1)	—	—	(645)
Total interest expense	(1,866)	(2,961)	(4,572)

Net interest income (expenses)	(1,655)	(1,571)	(1,735)

Other income (expense)
Fees and commissions, net	216	420	132
(Loss) on financial instruments, net	—	—	(41)
Total other income, net	216	420	91

Operating expenses
Depreciation of equipment and leasehold improvements	—	—	(899)
Other expenses	—	—	(409)
Total operating expenses	—	—	(1,308)
Net income from related parties	(1,439)	(1,151)	(2,952)
(1)    This caption includes the financial cost relating to lease and depreciation expense for the right-of-use assets that originates from the lease contract with related parties where the Bank acts as a lessee through December 31, 2019.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Related party transactions (continued)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2021	2020	2019
Expenses:
Compensation costs to directors	1,877	2,033	2,289
Compensation costs to executives	4,083	5,448	3,244
Compensation costs of directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.
29.    Salaries and other employee expenses
The following table details salaries and other employee expenses:

	December 31,
	2021	2020	2019
Wages and salaries	13,803	13,717	13,232
Payroll taxes	1,731	1,722	1,721
Personnel benefits	5,134	5,383	8,867
Share-based payments	984	640	359
Total	21,652	21,462	24,179
A.    Cash and stock-based compensation plan
The Bank has established equity compensation plans under which it manages restricted stock, restricted stock units and stock purchase option plans to attract, retain and motivate directors and top employees and compensate them for their contributions to the growth and profitability of the Bank. Vesting conditions for each of the Bank’s plans are only comprised of specified requisite service periods.
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
During 2021, 2020 and 2019, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses (continued)
A.    Cash and stock-based compensation plan (continued)
Restricted stock – Directors
For the years 2021 and 2020 the Board of Directors granted 63,000 “Class E” common shares each year and 57,000 “Class E” common shares for 2019.
The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 21, 2021, April 29, 2020 and April 17, 2019 respectively. The fair value of restricted stock granted totaled $923 thousand in 2021, $727 thousand in 2020, and $1.3 million in 2019, of which $401 thousand, $306 thousand and $570 thousand were recognized in profit or loss during 2021, 2020 and 2019, respectively.
Total expense recognized in profit or loss during 2021, 2020 and 2019 of restricted stock granted to directors amounted $924 thousand, $1.1 million and $1.4 million, respectively. The remaining cost pending amortization of $697 thousand at December 31, 2021 will be amortized over 2.33 years.
Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year.
A summary of restricted stock granted to Directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2019	103,650	27.82
Granted	57,000	22.68
Vested	(51,300)	27.19
Outstanding at December 31, 2019	109,350	25.44
Granted	63,000	11.54
Vested	(40,200)	26.26
Outstanding at December 31, 2020	132,150	18.56
Granted	63,000	14.65
Vested	(49,350)	19.24
Outstanding at December 31, 2021	145,800	16.64
Expected to vest	145,800
The fair value of vested stock during the years 2021, 2020 and 2019 was $949 thousand, $1.1 million and $1.4 million, respectively.
Restricted stock units and stock purchase options granted to certain executives
The Board of Directors approved the grant of stock purchase options and restricted stock units to certain executives of the Bank with a grant date fair value of $1 million in 2021, $902 thousand in 2020 and $355 thousand in 2019. The distribution of the fair value was in restricted stock units.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses (continued)
A.    Cash and stock-based compensation plan (continued)
Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2021, 2020 and 2019, the cost recognized in profit or loss as a result of the amortization of these grants totaled $984 thousand, $640 thousand and $359 thousand, respectively. The remaining compensation cost pending amortization of $592 thousand in 2021 will be amortized over 3.17 years.
Restricted stock units (continued)
A summary of the restricted stock units granted to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2019	25,162	24.86
Granted	23,743	14.95
Vested	(6,727)	24.91
Outstanding at December 31, 2019	42,178	19.27
Granted	51,829	17.41
Vested	(12,664)	20.24
Outstanding at December 31, 2020	81,343	17.94
Granted	75,796	13.33
Forfeited	(1,311)	14.51
Vested	(48,299)	17.35
Outstanding at December 31, 2021	107,529	14.99	2.56 years	231
Expected to vest	107,529	17.94	2.56 years	231
Fair value of vested stock during the years 2021, 2020 and 2019 is $838 thousand, $256 thousand, and $168 thousand, respectively.
Stock purchase options
The Bank´s policy indicates that options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary.
A summary of stock options granted is presented below:

	Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2019	142,410	29.25
Outstanding at December 31, 2020	142,410	29.25
Outstanding at December 31, 2021	142,410	29.25	0.11 years	—
Exercisable	142,410	29.25	0.11 years	—
Expected to vest	—	—		—
During 2021, 2020 and 2019 there were no options exercised.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses (continued)
B.    Other plans - Expatriate Top Executives Plan
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During the years 2021, 2020 and 2019, the Bank charged to salaries expense $67 thousand, $75 thousand and $87 thousand, respectively, that correspond to the Bank’s contributions to this plan.
30.    Other expenses

	December 31,
	2021	2020	2019
Administrative	4,484	3,060	4,136
Professional services	4,074	3,316	3,487
Maintenance and repairs	2,388	2,081	1,770
Share-based payments to directors	924	1,082	1,424
Regulatory fees	978	964	994
Rental - office and equipment	562	575	658
Advertising and marketing	179	100	290
Other	1,191	344	180
Total	14,780	11,522	12,939

31.    Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.
32.    Applicable laws and regulations
Liquidity index
Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of December 31, 2021, and 2020, the minimum LCR to be reported to the SBP was 80% and 65%, respectively. The Bank´s LCR as of December 31, 2021 and 2020 was 199% and 249%, respectively.
Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)
The liquidity index reported by the Bank to the regulator as of December 31, 2021, and 2020, was 80.80% and 79.99%, respectively.
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.
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
The information corresponding to the total capital adequacy index is as follows:

	December 31, 2021	December 31, 2020
Capital funds	1,013,796	1,048,182
Risk-weighted assets	6,513,267	5,187,054
Capital adequacy index	15.57%	20.21%
Leverage ratio
Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the entity’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31, 2021	December 31, 2020
Ordinary capital	877,777	912,164
Non-risk-weighted assets	8,107,810	6,479,416
Leverage ratio	10.83%	14.08%
Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)
individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.
Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,943,125	68,668	10,593	—	—	3,022,386
Financial institutions:
Private	2,120,762	—	—	—	—	2,120,762
State-owned	567,847	—	—	—	—	567,847
	2,688,609	—	—	—	—	2,688,609
Sovereign	23,610	—	—	—	—	23,610
	5,655,344	68,668	10,593	—	—	5,734,605

Allowance for loan
losses under IFRS (*):	22,713	13,577	5,186	—	—	41,476

Loans at FVTPL
Financial institutions:
Private	5,313	—	—	—	—	5,313
Total loans	5,660,657	68,668	10,593	—	—	5,739,918

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,147,846	9,281	10,593	—	—	2,167,720
Financial institutions:
Private	2,231,742	—	—	—	—	2,231,742
State-owned	476,520	—	—	—	—	476,520
	2,708,262	—	—	—	—	2,708,262
Sovereign	35,415	—	—	—	—	35,415
Total	4,891,523	9,281	10,593	—	—	4,911,397

Allowance for loan
losses IFRS (*):	34,720	1,857	4,588	—	—	41,165

Loans at FVTPL
Financial institutions:
Private	4,949	—	—	—	—	4,949
Total loans	4,896,472	9,281	10,593	—	—	4,916,346
As of December 31, 2021, and 2020, there are no restructured loans.
(*) As of December 31, 2021, and 2020, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	December 31, 2021	December 31, 2020
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	598	351
Income from collected interest on non-accruing loans	—	—
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
Modified special mention loans

Rule No. 2-2021, issued by the SBP, establishes the guidelines and parameters for credit and counterparty risk management of the modified credits reported in accordance with the measures initially established in Rule No. 2-2020, later abrogated. Rule No. 2-2021, updated by Rules No. 3-2021 and 6-2021, establishes the calculation of arrears for the modified loans, the administration of the provision established for such credits and the suspension of the recognition of the interest for those that as of December 31, 2021 present a significant increase in risks with respect to their initial recognition.

As of December 31, 2021, the Bank does not have modified loans; therefore, the requirements and disclosures established by article 8 of Rule No. 6-2021 are not applicable.

As of December 31, 2020, the detail of the modified special mention loan portfolio is presented:

	Stage 1	Stage 2	Stage 3	Total

Modified special mention loans
Modified loans
Corporate	—	8,829	—	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	—	—	—	—
(+) Interest receivable	—	7	—	7
(-) Unearned interest and deferred fees	—	—	—	—
Total loan portfolio subject to provisions Rule No. 9-2020	—	8,836	—	8,836

Allowance
Allowance IFRS 9	—	1,767	—	1,767
Collective allowance (complement to 1.5%) *				—
Regulatory reserve (complement to 3%) *				—
Total allowance and reserves				1,767

* Because IFRS 9 provision for modified special mention loans by $1.7 million exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020, the Bank does not require additional complementary equity reserves to the existing provision.

As of December 31, 2020, the modified special mention loan complied with the agreed payments, from the modification of such credit. It is important to note that in addition to the loan classified in the special mention loan category, the Bank maintains corporate loans in the Subnormal category according to Rule No. 4-2013 that benefitted from the moratorium established in Law No. 156 of June 30, 2020. As of December 31, 2021, these loans carrying amount is $10.9 million (including interest) and were in arrears regarding to the payments of their interest with a moratorium of up to 30 days.
Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)
application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
1.The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
2.When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
3.When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
4.The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
As of December 31, 2021, and 2020, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.
The provision and reserve are detailed as follows:

	December 31, 2021	December 31, 2020
Dynamic provision	136,019	136,019
Regulatory credit reserve	—	—
	136,019	136,019
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.
33.    Subsequent events
The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the fourth quarter of 2021. The cash dividend was approved by the Board of Directors on February 15, 2022 and it was paid on March 22, 2022 to the Bank’s stockholders as of March 7, 2022 record date.