Form 20-F
period 2022-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2023-04-28
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 20-F
________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ana Graciela de Méndez
Chief Financial Officer
+507 210-8500
Email address: amendez@bladex.com
Torre V, Business Park
Avenida La Rotonda, Urb. Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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

6,342,189	Shares of Class A Common Stock
2,089,075	Shares of Class B Common Stock
27,893,292	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,324,556	Total Shares of Common Stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No
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

Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mr. Carlos Daniel Raad, Chief Investor Relations Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Raad at +507 366-4925 ext. 7925. Written requests may also be sent via e-mail to Mr. Raad at craad@bladex.com or ir@bladex.com.

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

Risks Relating to the Bank’s Business

•Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.

•Defaults by one or more financial institutions could adversely affect financial markets generally and the Bank specifically.

•Bladex is exposed to liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.

•The Bank’s allowance for losses on financial instruments could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.

•The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.

•The Bank is exposed to interest rate risk and fluctuations in interest rates may negatively impact the Bank's business.

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

•Certain benchmark rates, including EURIBOR, may be discontinued or reformed in the future.

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

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•changes in general economic conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate, such as new, continuing or deepening recessions, persistent inflationary pressures, fluctuations in employment, disruption of supply chains, sanctions and trade embargos and its impact on commodities prices, currency exchange rates and monetary policy uncertainties (including, without limitation, as a result of the geopolitical crisis on the Russian-Ukrainian conflict and the COVID-19 pandemic);

•changes in global economic conditions, including but not limited, the geopolitical crisis on the Russian-Ukrainian conflict, its sanctions and trade embargos, its impact on commodities prices, currency exchange rates and monetary policy uncertainties;

•devaluation of the currencies and interest rate increases or fluctuations in countries in which the Bank conducts its business and globally;

•defaults by one or more financial institutions;

•the Bank’s ability to grow its Credit Portfolio, which consists of the Commercial Portfolio and the Investment Portfolio (as defined herein);

•the Bank’s ability to increase the number of its clients;

•the Bank’s ability to maintain its investment-grade credit ratings and preferred creditor status;

•the effects of exchange rates and the macroeconomic environment in both in Latin America and the Caribbean (the "Region") on the Bank’s financial condition;

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
Risks Relating to the Bank’s Business

Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.
The Bank’s business is materially affected by market and macroeconomic conditions in countries in which it operates and globally. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, such as international armed conflicts, war, or acts of terrorism, the imposition of sanctions, global trade or global supply chain disruptions, including energy shortages and food insecurity, changes in monetary or fiscal policy, changes in trade policies or international trade disputes, significant inflationary or deflationary price changes, disruptions in one or more concentrated economic sectors, the current or anticipated impact of climate change, acute and/or chronic extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, cyberattacks, or local and regional civil unrest. Such developments can have unpredictable and destabilizing effects on the global markets and, consequently, the Bank’s results of operations and financial condition.
Adverse changes in interest rates, credit spreads, securities prices, market volatility and liquidity, foreign exchange rates, commodity prices, a default by a market participant or class of counterparties, availability and market conditions of financing, liquidity and other market fluctuations, as well as changes in investor sentiment, can affect our earnings and sources of funding and ultimately our financial and capital positions. As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect the Bank’s business or financial results.
Furthermore, a market downturn and weak macroeconomic conditions can be precipitated by global uncertainties regarding fiscal and monetary policies. Such developments can have unpredictable and destabilizing effects. Actions taken by the U.S. Federal Reserve or other central banks, including changes in target rates, balance sheet management and lending facilities, are beyond the Bank’s control and difficult to predict, particularly in a high inflation environment. This can affect interest rates and the value of financial instruments and other assets, such as debt securities, and impact the Bank’s borrowers and potentially increase delinquency rates and may also raise government debt levels, adversely affect businesses and increase uncertainty surrounding monetary policy. Monetary policy in response to high inflation has led to a significant increase in market interest rates and a flattening and/or inversion of the yield curve. This has resulted in and may continue to result in volatility in equity and other markets, further volatility of the U.S. dollar, a widening in credit spreads and higher interest rates and recessionary concerns, and could result in elevated unemployment, which could impact investor risk appetite, potentially increasing delinquency rates. It is also possible that high inflation may limit the scope of monetary support, including cuts to the federal funds rate, in the event of an economic downturn, resulting in a more protracted period of a flat and/or inverted yield curve.
Additionally, changes to existing Regional laws and regulatory policies and evolving priorities, including those related to financial regulation, taxation, international trade, fiscal policy, climate change (including efforts to transition to a low-carbon economy) and healthcare, may adversely impact Regional or global economic activity, our customers' and our earnings and operations. Changes to international trade and investment policies both in the Region and abroad could negatively impact financial markets. Escalation of tensions between the United States and the People’s Republic of China (China) could lead to further U.S. measures that adversely affect financial markets, disrupt world trade and commerce and lead to trade retaliation, including through the use of tariffs, foreign exchange measures or the large-scale sale of U.S. Treasury bonds. Any restrictions on the activities of businesses, could also negatively affect financial markets.
As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect the Bank’s business or financial results.
Geopolitical events: For example, as a result of the Russian invasion of Ukraine on February 24, 2022 and the ongoing hostilities, the United States, Switzerland, the EU, the UK and others have announced sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and have announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system. In addition, it is estimated that more than one million people have been displaced inside Ukraine and many of those displaced have sought refuge in Poland and other neighboring countries, and as the conflict continues these numbers may increase. The scale of the conflict and the unprecedented speed and extent of sanctions have heightened volatility across global markets and may produce many of the effects described above, including in ways that cannot now be anticipated. We could be materially affected if a crisis develops, regionally or globally, as a result of disruptions in markets due to macroeconomic or political developments, or as a result of the failure of a major market participant.
COVID-19 pandemic: The COVID-19 pandemic, the governmental measures taken to manage it, and related effects, such as labor market displacements, supply chain disruptions, and inflationary pressures, have adversely affected, and may still adversely affect, global and regional economic conditions, resulting in contraction in the global economy, substantial volatility in the financial markets, crises in markets for goods and services, as well as significant disruptions in certain regional real estate markets, increased unemployment, increased credit and counterparty risk, and operational challenges. While in most jurisdictions in the Region the pandemic-related governmental measures were reversed, resurgence of the pandemic or variants thereof, ineffectiveness of vaccines and continuance or imposition of new pandemic control measures may result in additional adverse effects on the regional and global economy negatively affecting the Bank’s results of operations and financial condition. Should inflationary pressures or other adverse global market conditions persist, or should the emergence of new variants and outbreaks of COVID-19 pandemic lead to additional economic or market disruptions, we may experience increased client defaults, continued and increasing credit and valuation losses in our Credit Portfolio, loan commitments and other assets, and impairments of other financial assets. These factors and other consequences of the COVID-19 pandemic may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital.
The extent to which the COVID-19 pandemic, the ongoing Russia–Ukraine war, and current inflationary pressures and related adverse economic conditions affect the Bank’s business, results of operations and financial condition, as well as the Bank’s regulatory capital and liquidity ratios, will depend on future developments.
Defaults by one or more financial institutions could adversely affect financial markets generally and the Bank specifically.

Concerns, rumors about or an actual default by one or more financial institutions could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is typically referred to as systemic risk. Concerns about defaults by and failures of many financial institutions could lead to material losses or defaults by financial institutions and financial intermediaries with which the Bank interacts on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. The Bank’s credit risk exposure will also materially increase if the collateral held cannot be realized or can only be liquidated at prices insufficient to cover the full amount of the exposure. In addition, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, the Bank`s ability to access cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to the Bank`s cash and liquidity resources could, among other risks, adversely impact its ability to meet the Bank’s financial obligations or fulfill other obligations, or result in breaches of its financial and/or contractual obligations. These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
Bladex is exposed to liquidity risk, and its failure to adequately manage this risk could result in a liquidity shortage, which could adversely affect its financial condition, results of operations and cash flows.
Bladex, like all financial institutions, is exposed to liquidity risk. Liquidity risk is the risk that the Bank will be unable to maintain adequate cash flow to repay its deposits and borrowings and fund its Credit Portfolio on a timely basis. The Bank’s capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, changes in credit ratings, regulatory changes, systemic shocks, changes to our relationships with our funding providers based on real or perceived changes in our risk profile and volatility in the banking and financial sectors, and changes in the market’s perception of the Bank, among others. Failure to adequately manage its liquidity risk could produce a shortage of available funds, which may cause the Bank to be unable to repay its obligations as they become due.
Additionally, the Bank’s liquidity or cost of funds may be negatively impacted by unexpected simultaneous draws on lines of credit, slower customer payment rates, the withdrawal of or failure to attract customer deposits (which could result from attrition driven by customers seeking higher yielding deposits or securities products, customer desire to utilize an alternative financial institution perceived to be safer, changes in customer spending behavior due to inflation, decline in the economy or other drivers resulting in an increased need for cash), increased regulatory liquidity, capital and margin requirements, which could result in the inability to transfer liquidity internally or failure or default by a significant market participant or third party (including clearing agents, custodians, central banks or central counterparty clearinghouses (CCPs)). These factors also have the potential to increase the Bank’s cost of funding, which could lead to tighter lending standards and a slowdown in the growth of its Credit Portfolio.
Several of these factors may arise due to circumstances beyond the Bank’s control, such as general market volatility, disruption, shock or stress, the emergence or continuation of widespread health emergencies or pandemics such as COVID-19 pandemic, U.S. Federal Reserve and other central banks policy decisions (including fluctuations in interest rates), negative views or loss of confidence about the Bank or the financial services industry generally or due to a specific news event, changes in the regulatory environment or governmental fiscal or monetary policies, actions by credit rating agencies or an operational problem that affects third parties or the Bank. The impact of these potentially sudden events, whether within our control or not, could include an inability to sell assets or redeem investments, unforeseen outflows of cash, the need to draw on liquidity facilities, the reduction of financing balances, debt repurchases to support the secondary market or meet client requests, the need for additional funding for commitments and contingencies and unexpected collateral calls, among other things, the result of which could be increased costs and/or a liquidity shortfall.
As of December 31, 2022, 45% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 37% of the Bank’s deposits represented deposits from private sector commercial banks, brokers and financial institutions, 13% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 5% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Consequently, the Bank’s funding source of deposits is highly concentrated in its main depositors. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) or any of the Bank’s main depositors due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some private or state-owned international banks cease to provide deposits to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.
Lastly, Panama is a U.S. dollar-based economy. Panama does not have a central bank, deposits are not insured by any government agency and there is no lender of last resort to local financial institutions in the Panamanian banking sector in the event of financial difficulties or system-wide liquidity disruptions, which could adversely affect the banking system in the country.
Any of the above factors, either individually or in the aggregate, could adversely affect the Bank’s liquidity, financial condition, results of operations and cash flows.

The Bank’s allowance for losses on financial instruments could be inadequate to cover credit losses mostly related to its loans, loan commitments and financial guarantee contracts.
The Bank determines the appropriate level of allowances for losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. The Bank’s level of allowances reflects assumptions and estimates made in the context of changing political and economic conditions in the Region, including but not limited to adverse economic effects arising from rising inflation and recession risk, disruptions to economic activity, global supply chain issues and labor shortages. If the models, estimates and assumptions the Bank uses to establish reserves or the judgments it makes in extending credit to its borrowers or counterparties, which are more sensitive due to the current uncertain macroeconomic and geopolitical environment, prove inaccurate in predicting future events, the Bank may suffer losses in excess of its expected credit losses.
Moreover, the Bank’s allowances for losses could be inadequate to cover losses in its Credit Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, including but not limited to the impact of significant geopolitical and social developments such as the Russia-Ukraine war and the COVID-19 pandemic, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.
Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality or credit ratings of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to the ongoing effects of the ongoing Russia-Ukraine war and the remaining impact of COVID-19 pandemic, volatility in commodity prices, trade volumes and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.
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
The Bank is exposed to interest rate risk and fluctuations in interest rates may negatively impact the Bank’s business.
Fluctuations in interest rates may negatively impact the Bank’s business. The Bank’s primary source of income from operations is net interest income. The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities during a given period. These factors are influenced by the volume, pricing and mix of both interest-earning assets and interest-bearing liabilities which, in turn, may be impacted by external factors such as the economy, client demand and product preferences, competition for loans and deposits and market interest rates. Conditions such as inflation, deflation, recession, unemployment, money supply, or other factors beyond the Bank’s control may also affect interest rates.
The rate paid on a portion of the Bank’s deposits and short-term borrowings may be influenced by short-term interest rates, the level of which is driven primarily by the U.S. Federal Reserve and other central bank’s monetary policy actions and levels of liquidity in markets. However, the yields generated by certain loans and securities may also be driven by medium- and longer-term interest rates, which are set by the market and at times, influenced by the U.S. Federal Reserve’s and other central bank’s actions. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. If the interest rates on the Bank’s interest-bearing liabilities increase faster than the interest rates on the Bank’s interest-earning assets, the Bank’s net interest income may decrease, potentially leading to a decrease in the Bank’s earnings may occur. Conversely, the yield the Bank earns on assets could decrease faster or to a larger extent than the Bank’s ability to lower rates paid on deposits or borrowings. Various assets and liabilities may also reset to different indices, which may not always move in the same direction or to the same degree. Financial instruments with embedded optionality or prepayment risk may further impact net interest income. Failure to adequately manage potential mismatches between interest-bearing liabilities and interest-earning assets may reduce the Bank’s net interest income during periods of fluctuating interest rates. As a result, the Bank’s business, results of operations or financial condition may be adversely affected.
Changes in interest rates can also affect the slope of the yield curve and consequently impact the Bank’s net interest margin. In general, a negative parallel shift in the yield curve or prolonged periods with a flatter or inverted yield curve could cause the Bank’s net interest income and net interest margin to contract. Changes in the yield curve may also adversely affect the duration and expected cash flows of certain callable investment securities or loans by increasing call option exercise or prepayment risks.
An increase in interest rates on loans could also have a negative impact on the Bank’s results of operations by reducing the ability of borrowers to make payments under adjustable-rate loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for expected credit losses, which may materially and adversely affect the Bank business, results of operations or financial condition.
The Bank’s Commercial Portfolio may decrease or may not grow as expected. Additionally, growth in the Bank’s Commercial Portfolio or other factors, including those beyond the Bank’s control, may expose the Bank to increases in its allowance for expected credit losses.
The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other potential factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. As of December 31, 2022, the Bank’s Commercial Portfolio increased 18% to $7,706 million, from $6,540 million as of December 31, 2021, due to higher lending origination year-over-year and expansion of both client and product base as a result of a strong demand due to increased economic activity, trade flows and commodity prices in the Region. Increases in the Bank’s lending activity led to corresponding increases in the Bank's funding activities as well as an increase in provisions for credit losses. As a result, in 2022 the Bank focused its increased lending origination on portfolio diversification and an increase in cross-selling initiatives, preserving the high quality of borrowers.
Furthermore, any future expansion of the Bank’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of impaired credits in its total Credit Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses, all of which could be negatively impacted by the geopolitical and macroeconomic conditions in the Region and abroad. See "Performance in the financial services industry is affected by market conditions, fiscal, monetary, and regulatory policies and the macroeconomic climate." These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations.
Though significant progress has been made in the global financial markets to replace products and contracts referencing the London Interbank Offered Rate (LIBOR) or other IBORs, the aggregate notional amount of outstanding IBOR linked products continued to be material for the Bank. Risks and challenges associated with the transition from IBORs remain and may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risk.
Due to the nature of its business, the Bank’s portfolio mainly consists of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD LIBOR only) on its financial instruments that will be replaced or reformed as part of market-wide initiatives to facilitate replacement of IBORs with certain alternative reference rates (“ARRs”) such as the Secured Overnight Financing Rate (“SOFR”) as a replacement rate for U.S. dollar LIBOR. If an alternative reference rate such as SOFR has not achieved sufficient market acceptance when the publication of the principal tenors of U.S. dollar LIBOR is discontinued, or if market participants have not otherwise implemented effective transitional arrangements to address that discontinuation, this could result in widespread dislocation in the financial markets, volatility in the pricing of securities, derivatives and other instruments, and the suppression of capital markets activities, all of which could have a negative impact on the Bank’s results of operations and on U.S. dollar LIBOR-linked securities, credit or other instruments which are issued, funded, serviced or held by the Bank. There is uncertainty over the timing and the methods of transition. The Bank anticipates that IBOR reform will impact its risk management and hedge accounting.
While there has been significant progress in market and client adoption of ARRs as alternatives to replace LIBOR and other IBORs, such as the SOFR, market and client adoption of ARRs may vary across or within categories of contracts, products and services, resulting in market fragmentation, decreased trading volumes and liquidity, increased complexity and modeling and operational risks. ARRs have compositions and characteristics that differ significantly from the benchmarks they may replace, in some cases have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace. Additionally, most ARRs are calculated on a compounded or weighted-average basis, involve complex billing and reconciliation and, unlike IBORs, do not reflect bank credit risk and therefore may require a spread adjustment. The market transition from IBORs to ARRs is complex and there are important differences between the fallbacks, triggers and calculation methodologies being implemented in cash and derivatives markets (including within cash markets). Any mismatch between the adoption of ARRs in loans, securities and derivatives markets may impact hedging or other financial arrangements the Bank has implemented, and as a result the Bank may experience unanticipated market exposures. There can be no assurance that ARRs will be comparable or adequate alternatives to IBORs or perform in the same way, that existing assets and liabilities based on or linked to IBORs that have not already transitioned will transition successfully to ARRs, of the timing of adoption and degree of integration and acceptance of ARRs in the financial markets, or of the future availability or representativeness of such ARRs.
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
Furthermore, the discontinuation of IBORs, including LIBOR, requires the Bank to transition a significant number of IBOR-based products and contracts, including related hedging arrangements (the “IBOR Products”). Although, a majority of the aggregate notional amount of the Bank's remaining LIBOR-based products and contracts include or have been updated to include fallbacks to ARRs, the transitioning of certain contracts, products and clients will be more complex. While some of these outstanding IBOR Products include fallback provisions to ARRs, some of these products and contracts do not include fallback provisions or adequate fallback mechanisms and require remediation to modify their terms. Litigation, disputes or other action may occur as a result of the interpretation or application of legislation, if applicable, if there is an overlap between legislation introduced in different jurisdictions. There is no guarantee that any current legislative proposals to address the discontinuation of IBORs will become law and no assurance that the Bank and other market participants will be able to successfully modify all remaining outstanding IBOR-based products or be adequately prepared for a discontinuation of an IBOR at the time such IBOR may cease to be published or otherwise discontinued. Also, there can be no assurance that existing or new provisions for successor rates in the Bank’s IBOR-based products will include adequate methodologies for adjustments or that the characteristics of the successor rates will be similar to or produce the economic equivalent of the benchmarks they seek to replace. These changes may adversely affect the yield on loans or securities held by the Bank, amounts paid on securities the Bank has issued, amounts received and paid on derivatives the Bank has entered into, the value of such loans, securities or derivative instruments, the trading market for such products and contracts, and the Bank’s ability to effectively use hedging instruments to manage risk. Furthermore, there is no guarantee that liquidity in ARR-based products will develop, and it is possible that ARR-based products will perform differently to IBOR-based products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of the Bank’s ARR-based assets. Certain impacted clients, counterparties and other market participants may refuse, delay, or lack operational readiness to transition to ARRs, resulting in the risk that some contracts and products may not transition to an ARR before discontinuation of the relevant IBOR, exposing the Bank to financial, operational, supervisory, conduct and legal risks.
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
Certain benchmark rates, including EURIBOR, may be discontinued or reformed in the future.
The Euro Interbank Offered Rate (“EURIBOR”) and other interest rate or other types of rates and indices which are deemed to be benchmarks are the subject of ongoing national and international regulatory discussions and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented.
Regulation (EU) No. 2016/1011 (the “EU Benchmarks Regulation”) applies, subject to certain transitional provisions, to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the EU. Regulation (EU) No. 2016/1011 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Benchmarks Regulation”) applies to the provision of benchmarks, the contribution of input data to a benchmark and the use of a benchmark, within the UK. The EU Benchmarks Regulation or the UK Benchmarks Regulation, as applicable, could have a material impact on any Notes linked to EURIBOR or another benchmark rate or index, in particular, if the methodology or other terms of the benchmark are changed in order to comply with the terms of the EU Benchmark Regulation or UK Benchmark Regulation, and such changes could (amongst other things) have the effect of reducing or increasing the rate or level, or affecting the volatility of the published rate or level, of the benchmark. More broadly, any of the international, national or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the discontinuance or unavailability of quotes of certain “benchmarks”.
As an example, on September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has subsequently been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.
The elimination of EURIBOR or any other benchmark, or changes in the manner of administration of any benchmark, could require or result in an adjustment to the interest calculation provisions of the Conditions (as further described in Condition 3(b)(x) (Benchmark Replacement (Independent Adviser)), or result in adverse consequences to holders of any Notes linked to such benchmark (including Floating Rate Notes whose interest rates are linked to EURIBOR or any other benchmark that is subject to reform). Furthermore, even prior to the implementation of any changes, uncertainty as to the nature of alternative reference rates and as to potential changes to such benchmark may adversely affect such benchmark during the term of the relevant Notes, the return on the relevant Notes and the trading market for securities (including the Notes) based on the same benchmark.
The “Terms and Conditions of the Notes” provide for certain fallback arrangements in the event that a published benchmark, such as EURIBOR (including any page on which such benchmark may be published (or any other successor service)) becomes unavailable or a Benchmark Event or a Benchmark Transition Event (each as defined in the Conditions), as applicable, otherwise occurs. Such an event may be deemed to have occurred prior to the issue date for a Series of Notes. Such fallback arrangements include the possibility that the rate of interest could be set by reference to a successor rate or an alternative rate and that such successor rate or alternative reference rate may be adjusted (if required) in accordance with the recommendation of a relevant governmental body or in order to reduce or eliminate, to the extent reasonably practicable in the circumstances, any economic prejudice or benefit (as applicable) to investors arising out of the replacement of the relevant benchmark, although the application of such adjustments to the Notes may not achieve this objective. Any such changes may result in the Notes performing differently (which may include payment of a lower interest rate) than if the original benchmark continued to apply. In certain circumstances the ultimate fallback of interest for a particular Interest Period may result in the rate of interest for the last preceding Interest Period being used.
This may result in the effective application of a fixed rate for Floating Rate Notes based on the rate which was last observed on the Relevant Screen Page. In addition, due to the uncertainty concerning the availability of successor rates and alternative reference rates and the involvement of an Independent Adviser (as defined in the Conditions) in, certain circumstances, the relevant fallback provisions may not operate as intended at the relevant time.
Any such consequences could have a material adverse effect on the value of and return on any such Notes.
Investors should consult their own independent advisers and make their own assessment about the potential risks arising from the possible cessation or reform of certain reference rates in making any investment decision with respect to any Notes linked to or referencing a benchmark.
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
Consolidation in the U.S. and European banking industry of distressed market participants has recently been encouraged by central banks and regulators as a response to restore market conditions and ensure financial stability. On March 19, 2023, UBS Switzerland’s largest bank, agreed to buy its longtime competitor Credit Suisse Group AG (“Credit Suisse”) for about $3.2 billion. The deal followed the collapse of U.S. lenders SVB and Signature Bank that prompted a concerned response from the U.S. government to prevent any further panic in the financial market. The merger was orchestrated by the Swiss regulators as a response to prevent the potential crisis spreading through the global financial system.
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
All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing and information systems is critical to the Bank’s businesses, financial integrity, and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, risk management, financial integrity and internal control systems, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain effective data collection, management and processing and information systems, it may be materially and adversely affected.
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
In addition, due to remote working becoming prevalent as a result of the COVID-19 pandemic, the Bank has and expects to continue to implement remote working policies. These arrangements have necessitated new and increased reliance on information technology, such as videoconferencing and other infrastructure. As a result, the Bank has faced and will continue to face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While the Bank has taken measures to manage these risks, such measures have never been tested on the scale or duration that the Bank is currently experiencing, and there is risk that these measures will prove not to have been effective in the current unprecedented operating environment. Due to the evolving nature of cybersecurity risks and the Bank’s reduced visibility and control in light of remote working, the Bank’s efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats. Any failure or hacking of these and other systems could materially and adversely affect the Bank’s business and operations.
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
Supranational organizations rate jurisdictions for tax transparency, governance, real economic activity, corporate tax rate, prevention of money laundering, financing of terrorism, among others. Depending on prevailing international regulatory concerns, certain countries that are considered to less than adequately cooperate with such supranational organizations may be put on a “grey” or “black” list. From time to time in the recent past, Panama has been included or threatened with inclusion on these aforementioned lists. For example, from June 2014 until February 2016, Panama was included in the “grey” list of the Financial Action Task Force (“FATF”). In June 2019, Panama was once again included on the FATF “grey” list and as of the date of this annual report continues to be included in such list. In March 2022, the FATF expressed significant concern about the fact that Panama failed to fully address remaining measures in its action plan that aimed to resolve swiftly the identified strategic deficiencies in its regime to counter money laundering, terrorist financing, and proliferation financing, which fully expired in January 2021. In February 2023, the FATF reviewed Panama's progress in completing its action plan. Though the FATF noted that Panama has taken important steps towards improving its AML/CFT regime, including by ensuring effective, proportionate, and dissuasive sanctions in response to AML/CFT violations, the FATF strongly urged Panama to swiftly complete its action plan by June 2023 or the FATF will consider calling on its members and urging all jurisdictions to apply enhanced due diligence to business relations and transactions with Panama. The Bank cannot assure you that Panama will be able to exit the FATF “grey” list at all or, if it is able to do so, if its exit will occur in a comparable period of time, if at all.
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
For example, since 2015 and through 2023, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.
Beginning in 2018, the U.S. also expanded Sanctions in respect of the Government of Nicaragua and certain Nicaraguan nationals. Like the Venezuela-related Sanctions, these recent Sanctions have also resulted in the designation of certain financial institutions, as SDNs, including Banco Corporativo S.A., a subsidiary to the Venezuelan government-funded Alba de Nicaragua, S.A.
As a result of the Russian invasion of Ukraine on February 24, 2022 and the ongoing hostilities, the United States has announced sanctions against certain Russian banks, companies and individuals, as well as the Russian Central Bank, and has announced that certain Russian banks will be barred from using the Society for Worldwide Interbank Financial Telecommunication (SWIFT) messaging system. In addition, generally applicable investment, export, and import bans and restrictions have been put in place. In response to such sanctions and restrictions, as well as asset flight, Russia has implemented certain countermeasures. These sanctions, restrictions and Russian countermeasures may adversely affect the Bank, its customers and the markets in which the Bank operates by creating regulatory, reputational and market risks.
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
In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 15.3% as of December 31, 2022. In addition, as of December 31, 2022, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 13.2%.
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
On April 27, 2016, Panama signed an intergovernmental agreement (“Panama IGA”) with the United States for purposes of FATCA. Under the Panama IGA, most Panamanian financial institutions are required to register with the IRS and comply with the requirements of the Panama IGA, including with respect to due diligence, reporting, and withholding.
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
As a reflection of the Bank’s mission and strategy, the Bank’s credit and other activities are concentrated in the Region, and are therefore highly susceptible to macroeconomic factors throughout the Region, as well as in individual countries. Economies in the Region have historically experienced significant volatility evidenced, in some cases, by political uncertainty, including with respect to upcoming elections, slow economic growth or recessions, increases in unemployment and the resulting reduction in consumer purchasing power, declining investments, fluctuations in interest rates and the capital markets, government and private sector debt defaults and restructurings, and significant inflation and/or currency devaluation. Furthermore, the far-reaching impacts of the ongoing war in Ukraine, such as persistently high energy and food costs, have further weakened a global economy already facing the remaining economic challenges of the COVID-19 pandemic. Such weakening global economic activity is likely to reduce the growth prospects in the Region. Moreover, aggressive monetary tightening in major economies to decrease inflation could result in significant economic difficulties for the Region, mainly through the effects of higher borrowing costs and a more expensive U.S. dollar. The latter could worsen even more increasing inflation in the Region. See “—Risks Relating to the Bank’s Business— Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.”
Global economic changes, including the persistent effects of the COVID-19 pandemic, the ongoing war in Ukraine and its spillover effects on the global economy and markets, inflationary pressure, volatility in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and any showing of economic growth in industrialized countries, have had and could continue to have adverse effects on the economic condition of countries in the Region in which the Bank operates. Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.
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

The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2022, 50% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,105 million, or 13%), Mexico ($993 million, or 11%), Guatemala ($813 million, or 9%), Colombia ($811 million, or 9%), and Peru ($655 million, or 8%).

In addition, as of December 31, 2022, of the Bank’s total Credit Portfolio balances, 6% were to five borrowers in Brazil, 6% were to five borrowers in Mexico, 6% were to five borrowers in Guatemala, 5% were to five borrowers in Colombia and 5% were to five borrowers in Peru. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.
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
Furthermore, the macroeconomic, trade and regulatory environment has become increasingly fragmented, with the ongoing war in Ukraine, the related effects of COVID-19 pandemic, increasing inflationary pressures alongside other factors, continuing to disrupt supply chains in several industries globally and in the Region. It remains to be seen how supply chains will continue to be impacted by new variants or localized COVID-19 outbreaks. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and the Bank's customers. Furthermore, international markets, commodities prices and supply chains continue to be significantly disrupted by Russia's invasion of Ukraine, and the resulting sanctions and other measures imposed on Russia and certain Russian entities and individuals. These developments are expected to continue negatively affecting the economies of the Region, and it remains uncertain when and how international trade flows will recover from these and other current disruptions.
Any such disruptions in international trade flows could materially and adversely affect the demand and pricing of the Bank’s trade related lending activities, and therefore have a material adverse effect on the Bank’s business, financial condition, results of operations and share price.

The Region’s economies remain vulnerable to inflationary pressures, which have intensified since 2022 as a result of a number of factors, including the revitalization of demand for consumer goods, labor shortages and supply chain issues, which in turn have affected fiscal and monetary policies. Rising inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
The ongoing war in Ukraine, a persistent increase in inflation, the devaluation of currencies against the U.S. Dollar, tighter financial conditions, economic deceleration of key trading partners, and social discontent are among the macroeconomic factors that have led to downward revision in growth forecasts for the Region in 2023. In particular, inflation in the Region increased during 2022, and this increase has had significant effects on real incomes, especially of the most vulnerable. The likelihood of at least a moderate economic downturn remains elevated as the effects of persistent high inflation, higher interest rates and tighter financial conditions weigh on economic activity in the Region. Policymakers have reacted to this challenge by tightening monetary policy and implementing measures to soften the impact on the most vulnerable and contain the risks of social unrest. Although the U.S. Federal Reserve and other major central banks have slowed the pace of monetary policy tightening in late 2022 and early 2023, they have continue to stress that policy interest rates may be further increased. Further significant increases in interest rates will continue to affect global financial conditions and carry the risk of triggering a recession. Should monetary policy rates move materially higher than current expectations, a realignment of market expectations could cause turbulence in financial asset prices. Higher global and domestic financing costs can accelerate capital outflows and represent a challenge for the Region, given large public and external financing needs in some countries and the limited resources to finance investment in the Region. Furthermore, the combined effect of Russia’s invasion of Ukraine is both recessive and inflationary, which could cause risks of stagflation within the Region.
Although economic conditions vary from country to country, the Region’s economy continue to be vulnerable to inflationary pressure. Inflationary pressures intensified during 2022 as a result of a number of factors, including the revitalization of demand for consumer goods, labor shortages and supply chain issues, which in turn affected fiscal and monetary policies resulting in significant increases to the interest rates. Furthermore, increased inflation in the United States and European Union economies, which during 2022 registered increased interest rates at a faster pace than any time in recent history, contributed to an inflationary “contagion” effect on the economies in the Region. Core inflation (that is, excluding food and energy) in the Region remains high.
Central banks in major markets, as well as markets in the Region, have raised interest rates in order to counteract rising inflation and the risk of capital outflows. Recently the U.S. Federal Reserve has raised benchmark interest rates in response to economic conditions, particularly a continued high rate of inflation. As of mid-February 2023, interest-rate futures suggested market uncertainty as to whether the U.S. Federal Reserve would begin to ease monetary policy over the 12-month horizon. Amidst these uncertainties, including potential recessionary economic conditions, financial markets have continued to experience volatility. The Bank cannot predict the decisions and policies that the governments in major global markets and in the Region will adopt in the future to combat rising inflation, which could generate uncertainty in the international markets and could have a negative effect on economies in the Region. Persistent inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
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
As of December 31, 2022, $1,244 million, or 18% of the Bank’s Loan Portfolio was comprised of oil and gas related loans, and $317 million, or 5% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil and gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), diseases such as COVID-19, such as the war in Ukraine and sanctions implemented as a result, the impact of supply chain disruptions, inflation and rising interest rates, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, including the price of oil, which has increased significantly recently, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.

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
Among other factors, increased risk perception in any country where the Bank has large exposures could trigger downgrades to the Bank’s credit ratings. Such perception of increased risk could result from events which are beyond the Bank’s control, such as economic or political crises or the macroeconomic deterioration of certain key economic sectors, among other factors. Even though, the Bank’s credit ratings from Moody’s have been unchanged at "Baa2/P-2" since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on October 28, 2022, its outlook has been revised to negative from stable. A credit rating downgrade would likely increase the Bank’s funding costs, and may create liquidity risk, reduce its deposit base and access to the lending and debt capital markets, trigger additional collateral or funding requirements or decrease the number of investors and counterparties willing or permitted, contractually or otherwise, to do business with or lend to the Bank. As a result, the Bank’s ability to obtain the necessary funding to carry on its financing activities in the Region at meaningful levels could be affected adversely, which could have a negative effect on its business and results of operations.
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

The Bank offers its services through its head office in Panama City, its agency in New York (the “New York Agency”), its subsidiary in São Paulo, Brazil, its representative offices in Buenos Aires, Argentina; Mexico City, Mexico; and Bogotá, Colombia, and its representative license in Peru, as well as through a worldwide network of correspondent banks.
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
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Solutions”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. Bladex Head Office owns 99.9% of BLX Solutions and Bladex Development owns the remaining 0.1%. BLX Solutions specialized in offering financial leasing and other financial products, such as loans and factoring.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Information is also available on the Bank’s website at: http://www.bladex.com
B.    Business Overview
Overview
The Bank’s mission is to provide financial solutions to financial institutions, companies and investors doing business in Latin America, supporting trade and regional integration across the Region.
As a specialized multinational bank with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over forty years of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in many jurisdictions, being recognized for its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and over the years it has developed a reputation for excellence when responding to its clients’ needs, in addition to having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of being recognized as a leading institution in supporting trade and regional integration across Latin America.
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
As of December 31, 2022, the Bank had 83 employees, or 35% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.
Recent Developments
Overall economies in the Region performed positively in 2022, notwithstanding shocks from Russia’s invasion of Ukraine and global interest rate hikes. In 2022, the economy of the Region expanded by 3.9%, employment recovered strongly, and the services sector rebounded broadly from the damage caused by the economic effects of the COVID-19 pandemic. This positive trend was the result of robust expansion in the first half of 2022, driven by buoyant consumer spending, which was supported by steady labor market recoveries and the delayed effects of sizeable fiscal transfers in many countries.
However, activity weakened late in 2022 across most large economies in the Region, as the global economic slowdown spilled into the Region. Reduced industrial production contributed to the economic deceleration, as rising domestic and global interest rates tightened financial conditions.
Terms-of-trade developments have varied across the Region. Energy exporters have continued to benefit from high fossil fuel prices, while slowing external growth, particularly in China, has weighed on metal prices and the export earnings of metal producers. Agricultural commodity prices remain elevated compared to the pre-pandemic period. However, differing climatic conditions have seen some exporters benefit more than others. Conditions have been favorable for Brazil’s soy bean harvest, however, Argentine wheat production was reduced by an extended drought.
Consumer prices in the Region surged in 2022, with many countries experiencing inflation at multi-decade highs. In most of the Region, inflation peaked far above central bank targets in the second quarter or third quarter of 2022, before starting to decline gradually. Food prices rose particularly rapidly, in part due to the Russia’s invasion of Ukraine, registering double digit annual increases in most countries.
Price pressures also broadened over the course of 2022. To combat persistently high and broad-based inflation, central banks continued to hike already elevated policy rates in the second half of 2022, leading to sizeable increases in real short-term interest rates.
Regional financial conditions tightened materially over 2022, in line with global conditions and domestic monetary policies, though riskier assets showed some resilience. This likely reflected both positive commodity export-related results in South

America, and favorable investor responses to early and rapid monetary tightening in many Regional economies, which established sizable interest rate differentials compared to advanced economies.
In 2022, domestic bond yields were higher than U.S. yields, while equity markets across the Region remained stable in the second half of the year. Sovereign borrowing spreads also remained largely constant, suggesting limited sovereign stress risks. Currencies in Region remained mostly resilient versus a strong U.S. dollar in the latter half of 2022 and appreciated in trade weighted terms in several countries. Colombia was the only large inflation-targeting economy in the Region to see sharp currency depreciation.

Environmental, Social and Governance (ESG)

The Bank's Commitment to ESG

The Bank's Board and Executive Committee recognize that strong governance, environmental stewardship, and social responsibility are critical to building long-term business success. The Bank is committed to sustainable business practices and has implemented oversight and processes throughout its operations to effectively manage Environmental, Social, and Governance (ESG) matters relevant to its business over time. Through various initiatives, the Bank aims to make a positive impact in the communities in which it operates, embed social and environmental considerations in its business and investment decisions, provide a supportive and inclusive workplace environment, and act in environmentally conscious ways.

The Bank perceives the implementation of ESG practices as an opportunity to make its risk management processes more robust and identify new areas of growth within its business. While the Bank does not seek to decrease the number of financing sources available to it or seek to limit financing of certain sectors, it does expect to integrate ESG considerations into its business in order to drive value for its shareholders and the communities in which it operates.

During the course of 2022, the Bank worked with ESG consultants to define a sustainability and ESG strategy that is linked to, and delivers on, the Bank’s purpose and business strategy. Through this work, the Bank has been able to outline the foundational policies and processes and a clear roadmap to start institutionalizing the sustainability and ESG program at Bladex. The proposed steps were designed in accordance with best practices, in alignment with both industry recognized standards as well as the Bank’s corporate strategy.

As a result, the Bank has developed and published Bladex’s Sustainability Policy which describes the Bank’s approach to managing ESG and Sustainability risks for long-term value creation and in alignment with Bladex’s corporate strategy. The document includes Bladex’s purpose, scope, and nine sustainability and ESG priority topics: one for environment, four for social and four for governance. From an environmental standpoint, the Bank intends to analyze the carbon emissions of its operations, its exposure to climate-related risks and the opportunities to generate a positive impact arising from its financing activities. With respect to social considerations, the Bank plans to, among other things, continue supporting the communities where it operates by contributing towards solutions to local social issues, through corporate philanthropy, community projects, and employee volunteerism in order to promote positive community impact. With respect to its governance processes, the Bank plans to focus on implementing further mechanisms to promote effective corporate governance, in addition to ensuring board expertise and oversight of ESG as well as other topics described in its Sustainability Policy.

Bladex is committed to transparently reporting ongoing progress to its stakeholders. The Bank has been a member of the U.N. Global Compact since 2011 and publishes an annual report on its corporate social responsibility efforts on its website.

Governance

Oversight of ESG

As an overseer of risk and a steward of long-term shareholder value, the Bank’s Board has the ultimate responsibility for the oversight of ESG-related risks and opportunities that impact the Bank’s business. Since early 2022, the Compliance, Anti-Money Laundering and Sustainability Committee provided primary oversight of the Bank’s ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to the Bank’s business. Other Committees also play a relevant role and receive regular updates on ESG progress and goals.

ESG strategy, policies, and reporting are managed by an ESG Working Group, chaired by the Bank’s CEO as the executive sponsor. The working group consists of cross departmental leaders in the Bank’s organization including risk, strategic planning, communications, finance, legal, and investor relations. This group works with subject matter experts to ensure implementation of work streams and the collection of data and information for reporting purposes.

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

ESG in Credit Risk Analysis

The Bank aims to manage its business for the long term while providing value for its clients and shareholders by considering ESG issues in its processes for managing and governing risk across its financial services and investments. During 2021, Bladex developed a Social and Environmental Risk Policy based on the IFC’s and other recognized entities' frameworks which allows the integration of environmental and social issues in the Bank's risk assessment considerations and determinations. The Bank assigned an Environmental and Social Rating to its portfolio and started the process to review and identify existing companies with publicly available ESG information. During 2022, the Bank completed the evaluation of its entire portfolio, focusing mainly on high risk clients. For 2023, the Bank aims to engage a third party expert to assist with measuring the carbon footprint of the Bank's Commercial Portfolio, as well as defining the potential exposure of the Bank's clients to climate risk, in order to run possible stress scenarios and implement mitigation strategies.

Social

Human Capital Management

The Bank considers human capital the backbone for all its business activities and, as such, employees’ well-being is the basis for meeting the Bank’s objectives. The Bank’s human capital strategy is underpinned by an unwavering engagement to its values of commitment, humility, excellence, respect and integrity. The Bank takes a holistic approach that evaluates the full employee experience, from recruitment and selection, to benefits, training and professional development, engagement and volunteering.

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

The Bank ensures that it is in full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in its management system. In 2021, the Bank developed a wellness program based on six key pillars focused on employee’s physical and mental health, resulting from a Bank-wide survey. The program was launched during a week-long event in September 2021 and ran continuously during 2022.

Diversity, Equity, and Inclusion

Diversity is among the factors considered by the Board’s Nomination, Compensation and Operations Committee when evaluating candidates for positions on the Bank's Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity has been strengthened by having four female Directors on the ten-member Board of Directors, with the recent appointment of Mrs. Silvina Aída Batakis as Director representing Class A shareholders since April 26, 2023 and the appointment of Mrs. Angelica Ruiz Celis as Class E Director since March 30, 2023. Moreover, the fact that seven different nationalities are represented on the ten-member Board of Directors reflects the importance placed on diversity by the Board of Directors.

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

The Bank has approved a diversity policy (the "Diversity Policy") and implemented procedures defining roles and responsibilities aiming to promote in all the Bank's operations an environment of respect and protection that recognizes the value of diversity. The Diversity Policy recognizes meritocracy as the key component driving the professional development of each employee within the Bank.

	Fausto de Andrade Ribeiro	José Alberto Garzón	Mario Covo	Ricardo Manuel Arango	Roland Host	Miguel Heras Castro	Alexandra M. Aguirre	Isela Costantini
Knowledge and Skills
Corporate Governance	•	•		•			•
Public Board Experience	•	•	•	•	•	•	•	•
Executive Management Experience	•	•		•	•			•
Financial Expertise	•	•	•	•	•	•
Legal	•	•		•			•
Government / Regulatory Experience	•	•		•	•	•
Risk Management	•		•	•	•	•
International	•		•	•	•	•	•	•
ESG		•					•	•

Gender
Male	•	•	•	•	•	•
Female							•	•
Race / Ethnicity
African or Black
Alaskan Native or American Indian
Asian
Hispanic or Latin	•	•	•	•	•	•	•	•
Native Hawaiian or Pacific Islander
White	•	•	•	•	•	•	•	•
LGBTQ

Community Giving

Fundación Crece Latinoamerica – Gonzalo Menéndez Duque (the “Foundation”) is the Bank´s strategic social investment vehicle that contributes to sustainable development in the Region at the community level. In partnership with non-profit organizations and with the support of the Bank's corporate volunteers the Foundation has played an important role promoting positive social and environmental impact during 2022. The Bank's efforts have been mainly focused on educational initiatives including infrastructure improvements, scholarships for higher education, financial education, as well as environmental awareness both in underprivileged schools and communities. More information is available on the Bank's Corporate Social Responsibility website.

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

Environmental Stewardship

The Bank’s operational footprint is relatively small, however, the Bank still takes initiatives to reduce the negative environmental impact in areas where it has some degree of control to do so. The Bank maintains a paper-free culture that promotes reduced consumption of paper and ink. The Bank’s headquarters in Panama is LEED certified since 2013 and is built for optimal energy efficiency. The Bank practices recycling on-site, including e-waste which is collected, recycles, and properly disposed by a certified third party.

Strategies for 2023 and Subsequent Years

Continue to strengthen the Bank's business model, further leverage competitive advantages, expand the customer base and improve the value proposition to customers

The Bank’s Board of Directors and management, assisted by a global strategic consulting firm, has developed a five-year strategic plan for the period 2022-2026 (the "Medium Term Strategic Plan"). The fundamental components of the Medium

Term Strategic Plan include strengthening the Bank’s business model, better leveraging its competitive advantages, expanding its customer base and improving the value proposition offered to the Bank’s customers. A new compensation plan for the management with key performance indicators linked to the results of the plan and a variable individual compensation linked to the success of the projects related thereto, are concrete steps that the Bank has taken aiming to ensure the successful implementation of the Medium Term Strategic Plan. Management believes that it has the right pillars in place to support the achievement of this plan and that its ongoing implementation will improve the profitability of the Bank's business while ensuring that the Bank remains faithful to its mission of promoting foreign trade and regional integration in a sustainable way, without changing the Bank’s business model.

Optimization of the Bank’s credit origination processes

Optimizing the Bank's commercial effectiveness in order to strengthen credit origination is one of the key goals of the Medium Term Strategic Plan. The Bank plans to continue focusing on lending to its top-tier client base of banks and corporations throughout the Region, favoring strategic sectors and taking advantage of business opportunities emerging from the expected Regional economic recovery, a positive commodity cycle and the continuance of an increasing trend in trade flows in the Region.

The Bank’s expertise in risk and capital management and extensive knowledge of the Region allows it to identify and strategically focus on stable and growth-oriented markets, including investment-grade countries in the Region. Bladex maintains strategically located representative offices and a subsidiary in Brazil in order to provide focused products and services in markets that the Bank considers key to its continued growth.

Targeted growth in expanding and diversifying the Bank’s offering of products and services, as well as the exposure to its client base

The Bank’s strategy is to participate in activities associated with trade and the trade supply chain, as well as integration across Latin America, targeting clients that offer the potential for longstanding relationships and a wider presence in the Region, such as financial institutions, corporations, sovereigns and state-owned entities. The Bank seeks to achieve this through participation in bilateral and co-financed transactions and by strengthening the short- and medium-term trade and non-trade financing that it provides. The Bank intends to continue enhancing existing client relationships and establish new client-relationships through its Region-wide expertise, product knowledge, quality of service, agile decision-making process and client approach, and by strategically targeting industries and participants in the value chain of international trade by country within the Region, without shifting the Bank’s target customer base or materially increasing credit risk.
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
In addition, to implement the initial phase of the Medium Term Strategic Plan, the Bank has put in place a talent management strategy focused on attracting highly qualified employees to enhance the competence of its existing workforce. The Bank views the incorporation of new talent as fundamental for improving its results of operations. To date, the Bank has strengthened its commercial sales force, specifically the client service team, not only by increasing its size but also its capabilities by introducing team members with the diverse backgrounds and skill sets necessary to develop, manage and commercialize the new products and services that the Bank expects to offer.

Streamline the Bank’s operating model and processes for supporting the execution of its strategy to achieve greater efficiency
The Bank aims to improve its key processes, focusing mainly on client service and development of new products. The main objective is to reduce process inefficiencies, which will allow the introduction of new products and increase the number of transactions, improving efficiency and productivity throughout its organization and simultaneously enhancing the Bank's capability to mitigate potential operational risk. By committing significant human and financial resources to modernize its technological infrastructure, the Bank intends to support the business strategy and boost its performance on new digital platforms, which management believes will increase and streamline its processing capacity and enhance the client-focus services and experience. In addition, as part of the implementation of the remaining phases of the Medium Term Strategic Plan, the Bank seeks leverage increased digitization and automatization of its internal processes as part of its efforts to expand its offer of services and products, both in the commercial and treasury segments, while focusing on business scaling.
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
Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions, must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2022, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $267 million, and for financial institutions and financial groups amounted to $321 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2022, the Bank was in compliance with regulatory legal lending limits.
Credit Portfolio
The Bank’s Credit Portfolio consists of the Commercial Portfolio and the Investment Portfolio. The Bank’s Commercial Portfolio includes: (i) gross loans at amortized cost excluding interest receivable, allowance for loan losses, unearned interest and deferred fees (collectively, the “Loan Portfolio”), (ii) customers’ liabilities under acceptances, and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. The Bank’s Investment Portfolio consists of securities at FVOCI and securities at amortized cost, gross of interest receivable and the allowance for expected credit losses.

As of December 31, 2022, the Credit Portfolio amounted to $8,726 million, compared to $7,365 million as of December 31, 2021 and $5,946 million as of December 31, 2020. The $1,361 million, or 18% increase during 2022 compared to 2021 was largely attributable to the Bank’s higher lending origination and growth of client base as a result of a strong demand due to increased economic and trade activity in the Region.
Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $7,706 million as of December 31, 2022, compared to $6,540 million as of December 31, 2021, and $5,551 million as of December 31, 2020. The $1,166 million, or 18% increase during 2022 resulted from the Bank’s focus on expanding its customer and product base with a proactive origination approach, an increase in cross-selling initiatives, and stronger demand from the Bank’s traditional client base, which was derived from increased economic activity in the Region and higher commodity prices and trade flows.

As of December 31, 2022, 72% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 75% as of December 31, 2021 and 75% as of December 31, 2020, which reflects the predominantly short-term nature of the Bank’s lending origination. As of those same dates, trade-related finance transactions represented 42%, 46%, and 43%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 60%, 64% and 57%, respectively, of the Bank’s short-term origination. See “Description of Business of Bladex—Business Activities—Loan Portfolio.”

As of December 31, 2022, the Commercial Portfolio’s exposure was focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region. The Bank’s traditional client base of financial institutions represented 44% of the total Commercial Portfolio, and corporations represented 56% of the total Commercial Portfolio, of which 33% and 67% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total Commercial Portfolio or lower as of December 31, 2022, except for certain strategic sectors tied to commodity-related industries, driven by elevated prices and trade flows, such as oil & gas (downstream) at 12%, and electric power and food and beverage, each at 7% of the Commercial Portfolio as of December 31, 2022.

Geographically, 44% of the portfolio remained distributed in investment grade countries as of December 31, 2022, an increase of 15% from December 31, 2021. During 2022, the Bank weighted its portfolio toward lower-risk countries and industries, taking advantage of positive risk/return opportunities. On a country-risk basis, Brazil continued to represent the largest country-risk exposure at 13% of the total Commercial Portfolio, a decrease from 17% as of December 31, 2021, of which 58% were with financial institutions. Other relevant country-risk exposures were Mexico at 12%, Guatemala at 11%, top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9%, Peru and Dominican Republic both at 8%, and Panama at 7% of the total Commercial Portfolio.

The following table sets forth the distribution of the Bank’s Commercial Portfolio, by product category, as of December 31 of each year:

	As of December 31,
	2022	%	2021	%
	(in $ millions, except percentages)
Loans at amortized cost	$6,763	87.8	$5,735	87.7
Loan commitments and financial guarantee contracts	779	10.1	604	9.2
Customers’ liabilities under acceptances	164	2.1	201	3.1
Total	$7,706	100.0	$6,540	100.0

Loan Portfolio

As of December 31, 2022, the Bank’s Loan Portfolio totaled to $6,763 million, compared to $5,735 million as of December 31, 2021 and $4,911 million as of December 31, 2020. The $1,028 million, or 18% Loan Portfolio increase during 2022 was mainly attributable to higher lending origination during the year, as the Bank focused on expanding its customer and product base with a proactive origination approach, cross-selling enhancement, and a stronger demand from the Bank’s traditional client base, which was derived from increased economic activity in the Region and higher commodity prices and trade flows. As of December 31, 2022, the Loan Portfolio had an average remaining maturity term of 398 days, and 59% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 372 days, or 59% maturing within one year as of December 31, 2021, and 348 days, or 63% maturing within one year as of December 31, 2020.

As of December 31, 2022, the Bank’s credit-impaired loans totaled $30 million (or 0.45% of the Loan Portfolio), compared to $11 million (or 0.18% of the Loan Portfolio) as of December 31, 2021 and $11 million (or 0.22% of the Loan Portfolio) as of December 31, 2020. Credit-impaired loans increased mainly due to a new single credit-impaired exposure of a non-bank financial intermediary classified as Stage 3 (under accounting standard IFRS 9) in 2022. As of December 31, 2022, $30 million in credit-impaired loans, were related to a single credit in the retail trade sector and a single credit of a non-bank financial intermediary, which together resulted in individually assigned allowance for credit losses of $21.6 million, representing 72% of the nominal exposure.

Loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination, increased by 19% during 2022, as a result of the Loan Portfolio growth during the year, while loans classified as Stage 2 under IFRS 9, which represent loan exposures whose credit conditions have deteriorated since origination, decreased by 30% year-over-year, representing 2% of total Loan Portfolio as of December 31, 2022.
Loan Portfolio by Country
The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2022	% of Total Loans	2021	% of Total Loans	2020	% of Total Loans
	(in $ millions, except percentages)
Argentina	$56	0.8	$74	1.3	$131	2.7
Belgium	25	0.4	17	0.3	10	0.2
Bolivia	0	0.0	3	0.1	12	0.2
Brazil	980	14.5	1,102	19.2	972	19.8
Chile	417	6.2	625	10.9	534	10.9
Colombia	702	10.4	795	13.9	714	14.5
Costa Rica	261	3.9	181	3.2	146	3.0
Dominican Republic	580	8.6	275	4.8	202	4.1
Ecuador	111	1.6	38	0.7	46	0.9
El Salvador	30	0.4	73	1.3	40	0.8
France	127	1.9	179	3.1	151	3.1
Guatemala	746	11.0	432	7.5	281	5.7
Honduras	176	2.6	32	0.6	10	0.2
Hong Kong	3	0.0	18	0.3	2	0.0
Jamaica	14	0.2	5	0.1	23	0.5
Japan	15	0.2	0	0.0	0	0.0
Luxembourg	115	1.7	118	2.1	50	1.0
Mexico	823	12.2	727	12.7	607	12.4
Panama	533	7.9	203	3.5	241	4.9
Paraguay	151	2.2	99	1.7	101	2.1
Peru	479	7.1	344	6.0	273	5.6
Singapore	152	2.2	58	1.0	75	1.5
Trinidad & Tobago	129	1.9	141	2.4	166	3.4
United Kingdom	51	0.8	42	0.7	10	0.2
United States of America	53	0.8	19	0.3	114	2.3
Uruguay	34	0.5	135	2.3	0	0.0
Total	$6,763	100.0	$5,735	100.0	$4,911	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2022, the Bank’s combined Loan Portfolio associated with European country risk represented $318 million, or 4.70% of the total Loan Portfolio, compared to $357 million, or 6.23% of the total Loan Portfolio as of December 31, 2021 and $221 million, or 4.50% as of December 31, 2020.

Loan Portfolio by Type of Borrower
The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2022	% of Total Loans	2021	% of Total Loans	2020	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,245	33.2	$2,124	37.0	$2,232	45.4
State-owned commercial banks	720	10.7	568	9.9	477	9.7
State-owned organizations	1,116	16.5	1,085	18.9	742	15.1
Private corporations	2,553	37.7	1,934	33.8	1,425	29.1
Sovereign	129	1.9	24	0.4	35	0.7
Total	$6,763	100.0	$5,735	100.0	$4,911	100.0

As of December 31, 2022, the Bank’s Loan Portfolio industry exposure mainly included: (i) 44% in the financial institutions sector; (ii) 20% in the industrial sector, mostly comprised of electric power (6%), food and beverage (5%), metal manufacturing (4%), other manufacturing (2%), petrochemical (1%), plastic and packaging (1%) and paper (1%); and (iii) 18% in the oil and gas sector, which in turn was divided into downstream (13%), integrated (4%) and upstream (1%). No other industry sector exceeded 7% exposure of the Loan Portfolio.
Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates
The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio by gross carrying amount as of December 31, 2022, by type of rate and type of borrower:

	As of December 31, 2022
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$912	$37	$0	$949
State-owned commercial banks	711	5	0	716
State-owned organizations	721	63	0	784
Private corporations	1,183	61	5	1,249
Sovereign	43	86	0	129
Subtotal	$3,570	$252	$5	$3,827
FLOATING RATE
Private sector commercial banks and financial institutions	$833	$463	0	$1,296
State-owned commercial banks	3	1	0	4
State-owned organizations	26	290	16	332
Private corporations	268	1,019	17	1,304
Sovereign	0	0	0	0
Subtotal	$1,130	$1,773	$33	$2,936
Total	$4,700	$2,025	$38	$6,763

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
Loan commitments and financial guarantee contracts amounted to $779 million, or 10% of the total Commercial Portfolio, as of December 31, 2022, compared to $604 million, or 9% of the total Commercial Portfolio, as of December 31, 2021 and $565 million, or 8% of the total Commercial Portfolio, as of December 31, 2020. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 84% of the total loan commitments and financial guarantee contracts as of December 31, 2022, compared to 80% and 76%, as of December 31, 2021 and 2020, respectively

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2022		2021		2020
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Bolivia	$4	0.5	$3	0.5	$3	0.5
Brazil	55	7.0	0	0.0	50	8.8
Chile	45	5.8	42	6.9	8	1.4
Colombia	54	7.0	51	8.4	50	8.9
Costa Rica	56	7.2	83	13.7	56	9.9
Denmark	12	1.5	0	0.0	0	0.0
Dominican Republic	21	2.7	17	2.7	16	2.9
Ecuador	196	25.1	128	21.2	94	16.6
El Salvador	0	0.0	5	0.9	1	0.1
France	67	8.6	48	7.9	85	15.0
Germany	10	1.3	7	1.2	0	0.0
Guatemala	55	7.0	58	9.6	44	7.8
Honduras	4	0.5	18	3.0	0	0.1
Mexico	69	8.9	4	0.7	5	0.9
Panama	19	2.5	67	11.1	61	10.8
Paraguay	3	0.4	9	1.6	12	2.1
Peru	81	10.4	39	6.5	46	8.2
Singapore	24	3.1	11	1.8	0	0.0
United States of America	3	0.4	0	0.0	0	0.0
Uruguay	1	0.1	14	2.3	34	6.0
Total loan commitments and financial guarantee contracts	$779	100.0	$604	100.0	$565	100.0
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

	As of December 31,
	2022	2021	2020
	(in $ millions)
Securities at amortized cost	$942	$631	$164
Securities at FVOCI	78	194	231
Investment Portfolio	$1,020	$825	$395
Interest receivable	12	9	3
Reserves	(8)	(2)	0
Total securities and other financial assets, net	$1,024	$832	$398
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
The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Australia	$9	0.9	$10	1.2	$0	0.0
Brazil	70	6.8	99	12.0	41	10.4
Canada	13	1.3	14	1.7	0	0.0
Chile	113	11.0	106	12.8	41	10.4
Colombia	54	5.3	38	4.6	30	7.6
Costa Rica	10	1.0	2	0.2	0	0.0
Dominican Republic	5	0.5	5	0.6	0	0.0
Guatemala	0	0.0	3	0.4	0	0.0
Ireland	9	0.9	0	0.0	0	0.0
Israel	5	0.5	5	0.6	0	0.0
Japan	4	0.4	0	0.0	0	0.0
Mexico	101	10.0	56	6.7	44	11.1
Multilateral Organizations	35	3.4	105	12.8	113	28.5
Panama	29	2.8	23	2.8	10	2.6
Peru	61	5.9	64	7.8	26	6.7
United States of America	502	49.3	295	35.8	90	22.7
Total	$1,020	100.0	$825	100.0	$395	100.0

	As of December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$251	24.6	$128	15.5	$34	8.5
State-owned commercial banks and financial institutions	85	8.3	181	21.9	170	43.1
Sovereign debt	64	6.3	52	6.3	20	5.1
State-owned organizations	52	5.1	43	5.2	54	13.6
Private corporations	568	55.7	421	51.1	117	29.7
Total	$1,020	100.0	$825	100.0	$395	100.0

	As of December 31,
	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$301	29.5	$178	21.5	$75	18.9
After one year through five years	711	69.7	647	78.5	320	81.1
After five years through ten years	8	0.8	0	0.0	0	0.0
Total	$1,020	100.0	$825	100.0	$395	100.0
As of December 31, 2022, 2021 and 2020, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.
Securities at amortized cost

As of December 31, 2022, the Bank’s securities at amortized cost increased to $942 million, from $631 million as of December 31, 2021. The $311 million, or 49% increase during the year in the securities at amortized cost portfolio was mostly attributable to $459 million of investment securities acquired in 2022 as part of the strategy to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize risk-return opportunities and country exposures, which was partially offset by $133 million in proceeds received from the redemption of investment securities. As of December 31, 2022, securities at amortized cost with a carrying value of $300 million were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2021, the Bank’s securities at amortized cost increased to $631 million, from $164 million as of December 31, 2020. The $467 million, or 285% increase during the year in the securities at amortized cost portfolio was mostly attributable to $618 million of investment securities acquired in 2021 as part of the strategy to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize risk-return opportunities and country exposures, partially offset by $123 million in proceeds received from the redemption of investment securities and by $16 million in proceeds received from sales of investment securities during 2021. As of December 31, 2021, securities at amortized cost with a carrying value of $428 million were pledged to secure repurchase transactions accounted for as secured financings.
Securities at FVOCI

As of December 31, 2022, the Bank’s securities at FVOCI decreased to $78 million, from $194 million as of December 31, 2021. The $116 million decrease during the year in the securities at FVOCI was mainly attributable to $113 million in proceeds received from redemption of investment securities during 2022. As of December 31, 2022, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

As of December 31, 2021, the Bank’s securities at FVOCI decreased to $194 million, from $231 million as of December 31, 2020. The $37 million decrease during the year in the securities at FVOCI was mainly attributable to $10 million in highly liquid corporate debt securities purchases, partially offset by $33 million in proceeds received from sales of investment securities and $10 million in proceeds received from redemption of investment securities during 2021. As of December 31, 2021, the Bank’s securities at FVOCI consisted of corporate debt securities classified as HQLA in accordance with the specifications of the Basel Committee.
Total Gross Outstandings by Country
The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2022		2021		2020
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$58	0.6	$76	1.0	$133	2.1
Brazil	1,062	11.7	1,207	15.4	1,017	16.4
Chile	534	5.9	734	9.4	576	9.3
Colombia	764	8.4	836	10.7	752	12.1
Costa Rica	273	3.0	184	2.3	147	2.4
Dominican Republic	591	6.5	281	3.6	204	3.3
Ecuador	112	1.2	38	0.5	47	0.8
France	128	1.4	185	2.4	152	2.5
Guatemala	754	8.3	437	5.6	283	4.6
Honduras	178	2.0	33	0.4	10	0.2
Luxembourg	116	1.3	118	1.5	0	0.0
Mexico	938	10.3	790	10.1	657	10.6
Multilateral Organizations	60	0.7	106	1.4	163	2.6
Panama	579	6.4	234	3.0	257	4.2
Paraguay	154	1.7	98	1.3	101	1.6
Peru	545	6.0	409	5.2	300	4.8
Singapore	153	1.7	58	0.7	75	1.2
Trinidad & Tobago	129	1.4	141	1.8	166	2.7
United States of America	1,713	18.8	1,523	19.4	896	14.5
Uruguay	34	0.4	135	1.7	0	0.0
Other countries (1)	221	2.3	212	2.6	255	4.1
Total (2)	$9,096	100.0	$7,835	100.0	$6,191	100.0
(1)“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2022 was comprised of, United Kingdom ($56 million), El Salvador ($30 million), Belgium ($25 million), Japan ($19 million) , Switzerland ($17 million), Canada ($14 million), Jamaica ($14 million), Spain ($13 million), Australia ($10 million), Ireland ($10 million), Germany ($5 million), Israel ($5 million) and Hong Kong ($3 million). “Other countries” in 2021 was comprised of El Salvador ($74 million), United Kingdom ($43 million), Hong Kong ($18 million), Belgium ($18 million), Canada ($14 million), Australia ($10 million), Switzerland ($10 million), Jamaica ($5 million), Israel ($5 million), Spain ($4 million), Netherlands ($4 million), Japan ($4 million) and Bolivia ($3 million).“Other countries” in 2020 was comprised of Canada ($51 million), Germany ($50 million), El Salvador ($41 million), Jamaica ($23 million), Bolivia ($12 million), United Kingdom ($11 million), Belgium ($10 million), Switzerland ($3 million), Hong Kong ($2 million) and Japan ($1 million).
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
As of December 31, 2022, overall cross border outstandings totaled $9,096 million, a $1,261 million, or 16% increase compared to $7,835 million as of December 31, 2021, mainly as a result of the Bank’s Loan Portfolio growth during the year, including Investment Portfolio growth as part of the Bank's strategy to increase Treasury’s investment management activities to complement the Bank’s commercial initiatives.

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
The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2022	2021	2020
	(in $ millions)
Private sector commercial banks and financial institutions	$2,586	$2,300	$2,345
State-owned commercial banks and financial institutions	844	756	751
Central banks	1,145	1,201	689
Sovereign debt	195	76	56
State-owned organizations	1,177	1,131	799
Private corporations	3,149	2,371	1,551
Total	$9,096	$7,835	$6,191

Total Revenues Per Country
The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2022	2021	2020
	(in $ millions)
Argentina	$4.7	$5.5	$8.2
Brazil	15.1	9.8	7.1
Chile	8.1	3.2	2.7
Colombia	16.2	12.1	13.5
Costa Rica	9.2	7.7	7.1
Dominican Republic	9.3	3.4	3.3
Ecuador	12.6	9.0	9.2
El Salvador	2.3	1.2	1.3
Guatemala	17.0	10.9	8.5
Honduras	6.1	0.8	2.9
Jamaica	2.5	1.6	1.1
Mexico	24.8	17.3	14.5
Panama	6.0	5.9	7.6
Paraguay	2.5	1.5	2.0
Peru	8.7	3.3	0.9
Trinidad and Tobago	6.3	7.2	7.9
Uruguay	1.5	0.5	0.1
Other countries (1)	13.8	3.3	1.3
Total revenues	$166.7	$104.2	$99.2
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
Revenues

During the year ended December 31, 2022, the Bank recorded total revenues of $166.7 million, representing a $62.5 million or 60% increase compared to 2021. The main driver of this increase was the net positive impact of higher market rates and increased average balances and increased fees and commissions income from the Bank's letters of credit business and the transaction-based structuring and syndications activity.

During the year ended December 31, 2021, the Bank recorded total revenues of $104.2 million, representing a $5 million or 5% increase compared to 2020. The main driver of this increase was the net positive effect in volumes and increased fee income generation, partly offset by the net negative impact in net interest income of lower market (LIBOR) rates on the Bank’s average interest-earning assets and interest-bearing liabilities.
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
Dynamic Reserves
The dynamic reserve must be between 1.25% and 2.5% of the risk-weighted assets amount corresponding to the credit facilities classified in the Normal category and cannot decrease with respect to the amount calculated for the previous quarter, except for cases when such decrease is as a result of a conversion from dynamic reserves to specific reserves. As a consequence of the global COVID-19 outbreak, the Superintendency of Banks adopted an exceptional and temporary measures which suspended the requirement for banks to maintain dynamic reserves. This temporary measure remains in place until further notice is provided by the Superintendency of Banks.
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
Measures implemented as a result of COVID-19 pandemic
To preserve the health and stability of the financial system, the Superintendency of Banks issued several rules that required banks to evaluate the loans granted to individual and business clients, whose payment capacity has been affected by the outbreak of COVID-19 and the Panamanian Government’s protective measures. The regulations included the creation of a temporary loan classification as “Modified Special Mention Loans” in order to classify loans affected by the effects of the

COVID-19 pandemic. The Superintendency of Banks has repealed on the temporary measures adopted as a result of the COVID-19 pandemic and as of November 1, 2022 any bank that still had any loans classified as “Modified Special Mention Loans” was required to reclassify them in any of the corresponding categories applicable to loans. Furthermore, regulations issued during the pandemic have been repealed.
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

The laws and regulations require supervised entities to perform due diligence reviews on their clients and their transactions. The verification of information and documentation will depend on the clients’ risk profile. Supervised entities have the obligation to ensure that the information provided by their clients is up-to-date. In addition, banks are required to know and keep information about the ultimate beneficial owners of their clients. Clients classified as higher risk clients are required to update their information more frequently, as an extended or enhanced due diligence measure. Supervised entities are further required to implement a system of client classification by risk profiles, based on factors such as nationality, country of birth or incorporation, domicile, profession or trade, geographic region of the customer’s activities, corporate structure, type, amount and frequency of transactions, source of funds, politically exposed persons, products, services and channels. The disclosure of ultimate beneficiaries is limited to up to 10% ownership if the owner is a natural person; otherwise, further disclosure is required. This requirement does not apply to listed entities. The foreign clients of banks must also provide the bank with the foreign tax identification number of the country where the client is a taxpayer and a sworn statement which states that flows of the deposits and disbursements held or issued by the bank will comply with all fiscal obligations in the country or countries where said foreign client has fiscal residence.

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

The U.S. banking industry is highly regulated under federal and state law. These regulations affect the operations of the Bank in the United States. Set forth below is a brief description of the bank regulatory framework that is or will be applicable to the New York Agency. This description is not intended to describe all laws and regulations applicable to the New York Agency. Banking statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies, including changes in how they are interpreted or implemented, could have a material adverse impact on the New York Agency and its operations. In addition to laws and regulations, state and federal bank regulatory agencies (including the U.S. Federal Reserve Board) may issue policy statements, interpretive letters and similar written guidance applicable to the New York Agency (including the Bank). These issuances also may affect the conduct of the New York Agency’s business or impose additional regulatory obligations. The brief description below is qualified in its entirety by reference to the full text of the statues, regulations, policies, interpretive letters and other written guidance that are described.
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
The Superintendent is empowered by law to require any branch or agency of a foreign bank to maintain in New York specified assets equal to a percentage of the branch’s or agency’s liabilities, as the Superintendent may designate. Under the current requirement, the New York Agency is required to maintain a pledge of a minimum of $2 million with respect to its total third-party liabilities and such pledge may be up to 1% of the agency’s third party liabilities, or upon meeting eligibility criteria, up to a maximum amount of $100 million. As of December 31, 2022, the New York Agency maintained a pledge deposit with the New York State Department of Financial Services, in satisfaction of the minimum required amount. In addition, the Superintendent retains the authority to impose specific asset maintenance requirements upon individual agencies of foreign banks on a case-by-case basis.
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

The Bank’s Information Security Team is responsible for overseeing compliance with the applicable policies and procedures by any person with access to the Bank's systems. The Bank also engages independent third-party consultants to review and assess its cybersecurity program.

The Bank's cybersecurity program was developed using a holistic approach, which covers both the technical and strategic measures. This framework is based on four fundamental pillars: Perimeter and Cloud Security, Service and Infrastructure Security, User Security and Data Security.
Managing interest rate benchmark reform and any risks arising due to reform
The Bank’s LIBOR Transition Steering Committee continues to monitor and manage the transition to ARRs. The Committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The Committee provides periodic reports to management and the Board of Directors regarding interest rate risk and risks arising from IBOR reform.
As of the date of this annual report, the Bank continues reviewing and updating its model contracts to incorporate the transition language to the SOFR, following the recommendations of the ARRC and the Loan Syndications and Trading Association (LSTA). As of December 31, 2022, the Bank had completed the review and modification of all of its bonds and debt contracts, incorporating industry standard benchmark rate transition language to govern transition to new reference rates. The Bank plans to finalize the modification process before June 30, 2023, the LIBOR cessation date set out by the ARRC.
The main risks to which the Bank is exposed to as a result of the IBOR Reform are operational. Such operational risks include the renegotiation of credit agreements, updating of contractual terms and systems that use USD LIBOR curves, and review of operational controls related to the IBOR Reform. Financial risk is predominantly limited to interest rate risk.

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
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
This section, which generally discusses the Bank's financial condition and results from operations as of and for the periods ending December 31, 2022, 2021 and 2020, and includes year-on-year comparisons of those results, should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2020 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022. This discussion intends to provide the reader with information that will assist in understanding the Bank’s Financial Statements, the changes in certain key items in those Financial Statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Bank's performance. Additionally, the discussion in this section provides information about the financial results of each of the Bank's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Bank as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report.
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

	For the Year Ended December 31,
	2022	2021	2020
	(in $ thousands, except per share amounts and percentages)
Total interest income	$332,621	$140,883	$180,973
Total interest expense	(184,610)	(54,101)	(88,523)
Net interest income	148,011	86,782	92,450
Other income (expense):
Fees and commissions, net	19,791	18,298	10,418
Loss on financial instruments, net	(1,410)	(1,296)	(4,794)
Other income, net	280	422	1,083
Total other income, net	18,661	17,424	6,707
Total revenues	166,672	104,206	99,157

(Provision for) reversal of credit losses	(19,521)	(2,328)	1,464
Gain on non-financial assets, net	0	742	296

Operating expenses:
Salaries and other employee expenses	(34,219)	(21,652)	(21,462)
Depreciation of investment property, equipment and leasehold improvements	(2,154)	(2,749)	(3,587)
Amortization of intangible assets	(561)	(742)	(753)
Other expenses	(18,177)	(14,780)	(11,522)
Total operating expenses	(55,111)	(39,923)	(37,324)
Profit for the year	$92,040	$62,697	$63,593
Basic earnings per share (in US dollars)	$2.54	$1.62	$1.60
Diluted earnings per share (in US dollars)	$2.54	$1.62	$1.60
Weighted average basic shares (in thousands of shares)	36,304	38,796	39,656
Weighted average diluted shares (in thousands of shares)	36,304	38,796	39,656
Return on average total assets (1)	1.03%	0.93%	0.96%
Return on average total equity (2)	8.95%	6.10%	6.19%
(1)For the years 2022, 2021 and 2020, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2022, 2021 and 2020 is calculated on the basis of daily average balances.
(2)For the years 2022, 2021 and 2020, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2022, 2021 and 2020 is calculated on the basis of daily average balances.
Profit for the year

Bladex’s profit for 2022 totaled $92.0 million, or $2.54 per share, compared to $62.7 million, or $1.62 per share for 2021. The $29.3 million, or 47% increase in profits was primarily attributable to (i) the $61.2 million, or 71% increase in net interest income, mainly resulting from the enhancement of lending spreads, the continued positive impact of higher market rates and increased average credit balances and (ii) the $1.2 million, or 7% increase in total other income mainly derived from the increase in fees and commissions from the Bank’s structuring, syndication and letters of credit business. These combined effects were mostly offset by (i) a $17.2 million, or 739% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio and to individually assessed credit provision allocations on impaired financial instruments classified as Stage 3, and (ii) a $15.2 million, or 38% increase in operating expenses mostly associated with the

Bank’s focus on strengthening its execution capabilities, including new hires resulting in an increased salary base, a new performance-based variable compensation policy implemented in 2022, which closely aligns compensation with strategy implementation and financial performance and returns, along with other expenses related in each case to the implementation of the Bank strategy, including an assessment aimed at improving the Bank’s internal processes and technology.
Bladex’s profit for 2021 totaled $62.7 million, or $1.62 per share, compared to $63.6 million, or $1.60 per share for 2020. The $0.9 million, or 1% decrease in profits was mainly driven by (i) the $5.7 million, or 6% decrease in net interest income, mainly derived from lower market-based rates on the Bank´s average assets and liabilities, (ii) a $3.8 million, or 259% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio, and (iii) a $2.6 million, or 7% increase in operating expenses, which returned to pre-pandemic levels after having been reduced in 2020 as a result of the implementation of cost saving measures at the onset of the COVID-19 pandemic. These combined effects were mostly offset by the $10.7 million, or 160% increase in total other income derived from the increase in fees and commissions from the Bank’s structuring, syndication and letters of credit business and improved results on financial instruments.
Net Interest Income and Margins
The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Net interest income by Business Segment
Commercial	$133.3	$83.8	$87.9
Treasury	14.7	3.0	4.5
Total Net Interest Income	$148.0	$86.8	$92.4
Net interest margin	1.71%	1.32%	1.41%
Net interest spread	1.39%	1.15%	1.13%
Changes in Net Interest Income — Volume and Rate Analysis
Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2022 compared to 2021 and 2021 compared to 2020. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2022 vs. 2021			2021 vs. 2020
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$358	$17,292	$17,650	$(1,644)	$(2,065)	$(3,709)
Investment securities	10,191	3,870	14,061	7,334	(925)	6,409
Loans	42,880	117,147	160,027	10,378	(53,168)	(42,790)
Total increase (decrease)	$53,429	$138,309	$191,738	$16,068	$(56,158)	$(40,090)
(Increase) decrease in interest expense
Demand deposits	(65)	(5,791)	(5,856)	(298)	195	(103)
Time deposits	(105)	(47,236)	(47,341)	(1,717)	14,774	13,057
Total Deposits	(170)	(53,027)	(53,197)	(2,015)	14,969	12,954
Securities sold under repurchase agreement and short-term borrowings and debt	(25,260)	(16,065)	(41,325)	6,219	10,981	17,200
Long-term borrowings and debt, net	(14,534)	(21,452)	(35,986)	(2,264)	6,532	4,268
Total (increase) decrease	$(39,964)	$(90,544)	$(130,508)	$1,940	$32,482	$34,422
Increase (decrease) in net interest income	$13,465	$47,765	$61,230	$18,008	$(23,676)	$(5,668)
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
Interest Income Variation

2022 vs. 2021

For the year ended December 31, 2022, the Bank’s interest income totaled $332.6 million, compared to $140.9 million during the year ended December 31, 2021. The $191.7 million, or 136% increase in interest income during 2022 was primarily attributable to the combined effect of (i) $138.3 million rate-driven increase in interest income for total interest-earning assets mostly associated with a 186 basis point increase in average lending rates to 4.33%, attributable to increasing lending spreads and the impact of higher market rates in 2022, and (ii) the $53.4 million volume-driven increase in interest income associated to the increase of average interest-earning assets balances.

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
Interest Expense Variation

2022 vs. 2021

For the year ended December 31, 2022, the Bank recorded an interest expense of $184.6 million, a $130.5 million, or 241% annual increase compared to $54.1 million in 2021. This annual increase was primarily the result of (i) the $90.5 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the impact of higher market rates in 2022 and (ii) the $40.0 million volume-driven increase in interest expense which was due to the increase in the Bank's average balance of interest-bearing liabilities in 2022. Overall, the average interest rate paid on interest-bearing liabilities increased to 2.39% in 2022 from 0.96% in 2021.

2021 vs. 2020

For the year ended December 31, 2021, the Bank recorded an interest expense of $54.1 million, a $34.4 million, or 22% annual decrease compared to $88.5 million in 2020. This annual decrease was primarily the result of a $32.5 million rate-driven decrease in interest expense for total interest-bearing liabilities, attributable to lower LIBOR-based market rates. Overall, the average interest rate paid on interest-bearing liabilities decreased to 0.96% in 2021 from 1.59% in 2020.
Net Interest Income Variation

2022 vs. 2021

For the year ended December 31, 2022, the Bank’s net interest income totaled $148.0 million, compared to $86.8 million during the year ended December 31, 2021. The $61.2 million, or 71% increase in net interest income during 2022 was the result of the combined effect of increasing lending spreads and the impact of higher market rates in 2022, which positively impacted net interest income by $47.8 million year-on-year. This increase was also a result of an increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $13.5 million in 2022 when compared to 2021.

2021 vs. 2020

For the year ended December 31, 2021, the Bank’s net interest income totaled $86.8 million, compared to $92.4 million during the year ended December 31, 2020. The $5.7 million, or 6% decrease in net interest income during 2021 was the result of the net effect of lower LIBOR-based market rates, which negatively impacted net interest income by $23.7 million year-on-year. This decrease offset the combined positive effect of increased average productive assets in both the Bank's Loan Portfolio and Investment Portfolio, coupled with reduced low-yielding liquidity levels, that resulted in a net volume increase of $18.0 million in 2021 when compared to 2020.

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

	For the Year ended For the Year ended December 31,
	2022			2021			2020
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$1,033	$18.8	1.80%	$831	$1.2	0.14%	$1,502	$4.9	0.32%
Investment securities (1)	1,039	24.0	2.28%	566	9.9	1.73%	157	3.5	2.21%
Loans	6,606	289.8	4.33%	5,181	129.8	2.47%	4,881	172.5	3.48%
Total interest-earning assets	$8,678	$332.6	3.78%	$6,578	$140.9	2.11%	$6,540	$181.0	2.72%
Allowance for loan losses	(51)			(41)			(67)
Non-interest-earning and other assets	274			176			135
Total Assets	$8,901			$6,713			$6,608
Interest-Bearing Liabilities
Demand deposits	$356	6.6	1.82%	$328	1.0	0.30%	$205	0.6	0.29%
Time deposits	2,997	59.4	1.96%	2,972	11.9	0.39%	2,770	25.2	0.89%
Deposits (2)	3,353	66.0	1.94%	3,300	12.9	0.38%	2,975	25.8	0.85%
Securities sold under repurchase agreements and short-term borrowings and debt	2,212	48.1	2.14%	695	5.9	0.84%	1,061	24.0	2.22%
Long-term borrowings and debt, net (3)	2,052	70.5	3.39%	1,540	35.3	2.26%	1,440	38.7	2.65%
Total interest-bearing liabilities	$7,617	$184.6	2.39%	$5,535	$54.1	0.96%	$5,476	$88.5	1.59%
Non-interest bearing liabilities and other liabilities	255			151			105
Total Liabilities	$7,872			$5,686			$5,581
Total equity	1,029			1,027			1,027
Total Liabilities and Equity	$8,901			$6,713			$6,608
Net interest spread			1.39%			1.15%			1.13%
Net interest income and net interest margin		$148.0	1.71%		$86.8	1.32%		$92.4	1.41%
(1)Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 2.34%, 1.80% and 2.27%, for 2022, 2021 and 2020, respectively.
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
Fees and commissions, net
The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in $ thousands)
Syndications	$4,926	$4,269	$603
Documentary and standby letters of credit	14,033	12,120	9,000
Other commissions, net	832	1,909	815
Fees and commissions, net	$19,791	$18,298	$10,418

During the year ended December 31, 2022, fees and commissions totaled $19.8 million, compared to $18.3 million for the year ended December 31, 2021. The $1.5 million, or 8% increase in fees and commissions was mainly attributable to: (i) a

$1.9 million, or 16% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $0.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close seven mandated structured transactions during 2022, for a total principal amount of $1,232 million, compared to four transactions closed during 2021, for a total principal amount of $629 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 56% year-over-year decrease in 2022.

During the year ended December 31, 2021, fees and commissions totaled $18.3 million, compared to $10.4 million for the year ended December 31, 2020. The $7.9 million, or 76% increase in fees and commissions was mainly attributable to: (i) the $3.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close four mandated structured transactions during 2021, for a total principal amount of $629 million, compared to two transactions closed during 2020, for a total principal amount of $200 million, and (ii) a $3.1 million, or 35% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased activity which performed similarly to pre-COVID levels. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 134% year-over-year increase in 2021.
Gain (loss) on financial instruments, net
The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in $ thousands)
(Loss) gain on derivative financial instruments and foreign currency change, net	$(1,920)	$(1,870)	$(1,813)
Realized gain (loss) on financial instruments at fair value through profit or loss	510	0	(2,175)
Gain on sale of financial instruments at amortized cost	0	333	0
Unrealized gain (loss) on financial instruments at fair value through profit or loss	0	227	(806)
Realized gain on financial instruments at FVOCI	0	14	0
Gain on sale of loans	0	0	0
Loss on financial instruments, net	$(1,410)	$(1,296)	$(4,794)

During the year ended December 31, 2022, the Bank recorded a net loss on financial instruments of $1.4 million, compared to a net loss on financial instruments of $1.3 million for the year ended December 31, 2021, and a net loss on financial instruments of $4.8 million for the year ended December 31, 2020. The $1.4 million loss on financial instruments during 2022 was mainly attributable to the ineffectiveness of the Bank’s foreign currency derivatives position to hedge risk, mostly associated with a portion of the notes issued under the Mexican program, and was similar to the impact recorded in 2021. In 2022, the results were also impacted by a realized gain from the sale of a financial instrument valued through profit or loss received as part of loan restructurings in prior years.
The Bank purchases debt instruments with the intention of selling them prior to maturity, with the realized gain (loss) on the sale of securities recorded on financial instruments at fair value with changes in other comprehensive income. These debt instruments are classified as securities at FVOCI and are included as part of the Bank’s Credit Portfolio.
The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s selected loan sales. During the years ended in December 31, 2022, 2021 and 2020, the Bank reported no results from sale of loans.
Other income, net

During the year ended December 31, 2022, the Bank recorded $0.3 million in other income, net, compared to $0.4 million and $1.1 million for the years ended December 31, 2021, and 2020, respectively. This line-item is mostly related to miscellaneous income, and the annual variations are partly attributable to changes in income related to break funding cost charged to customers in loan prepayments, among other.
(Provision for) reversal of credit losses

For the year ended December 31, 2022, the Bank’s provision charges for credit losses totaled $19.5 million compared to the provisions for credit losses of $2.3 million for the year ended December 31, 2021. The increase in provision charges for credit losses in 2022 was mostly related to (i) the growth of the Credit Portfolio, as balances increased 18% year-over-year at the end of 2022 when compared to 2021 and (ii) individually assessed credit provision allocations on Stage 3 impaired financial instruments as balances increased during the year to $35 million from $11 million in 2021.

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
Gain (loss) on non-financial assets, net

For the year ended December 31, 2022 the Bank had no gains on non-financial assets, compared to gains of $0.7 million and $0.3 million in 2021, and 2020, respectively. The Bank did not have investment properties measured at fair value through profit or loss during 2022. For the years ended December 31, 2021 and 2020, the Bank realized the sale of investment properties measured at fair value through profit or loss, which resulted in a gain of $0.7 million and $0.3 million, respectively.
Operating Expenses

During the year ended December 31, 2022, the Bank’s operating expenses totaled $55.1 million, compared to $39.9 million for the year ended December 31, 2021. The $15.2 million or 38% increase in operating expenses during 2022 were mostly associated with the Bank’s focus on strengthening its execution capabilities, including new hires resulting in an increased salary base, a new performance-based variable compensation policy implemented in 2022, which closely aligns compensation with strategy implementation and financial performance and returns, along with other expenses related to the Bank’s strategy implementation, including an assessment aimed at improving the Bank’s internal processes and technology.

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

	For the Year Ended December 31,
	2022	2021	2020
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$133,354	$83,792	$87,921
Other income, net	20,809	19,188	8,597
Total revenues	154,163	102,980	96,518
(Provision for) reversal of credit losses	(13,376)	(1,050)	1,889
Gain on non-financial assets, net	0	742	296
Operating expenses	(43,156)	(30,751)	(28,021)
Profit for the segment	$97,631	$71,921	$70,682

TREASURY:
Net interest income	$14,657	$2,990	$4,529
Other income (expense), net	(2,148)	(1,764)	(1,890)
Total revenues	12,509	1,226	2,639
(Provision for) reversal of credit losses	(6,145)	(1,278)	(425)
Operating expenses	(11,955)	(9,172)	(9,303)
Loss for the segment	$(5,591)	$(9,224)	$(7,089)

TOTAL:
Net interest income	$148,011	$86,782	$92,450
Other income, net	18,661	17,424	6,707
Total revenues	166,672	104,206	99,157
(Provision for) reversal of credit losses	(19,521)	(2,328)	1,464
Gain on non-financial assets, net	0	742	296
Operating expenses	(55,111)	(39,923)	(37,324)
Total profit for reportable segments	$92,040	$62,697	$63,593
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

Year 2022 vs. Year 2021

The Bank's profit from the Commercial Business Segment totaled $97.6 million for 2022, a $25.7 million, or 36% increase from $71.9 million in 2021. This was mainly a result of (i) a $49.6 million, or 59% increase in net interest income, primarily as a result of the continued positive impact of higher market rates and increased average loan balances and (ii) a $1.6 million, or 8% increase in other income, primarily as a result of increased income from the Bank's letters of credit business (which increased by $1.9 million or 16%) and increased fees and commissions income from the Bank’s improved transaction-based structuring and syndications activity (which increased by $0.7 million). These results were partially offset by (i) a $12.3 million provision charge for credit losses as a result of higher provisions requirements associated with increased Commercial Portfolio balances during 2022 and individual reserves allocated to impaired loans, as credit impaired loan balances increased during 2022 to $30 million from $11 million in 2021, and (ii) a $12.4 million, or 40% increase in operating expenses mostly associated with the Bank’s focus on strengthening its execution capabilities, a new performance-based variable compensation policy implemented in 2022, along with other expenses related to implementation of the Bank’s strategy.
.
Year 2021 vs. Year 2020

The Bank's profit from the Commercial Business Segment totaled $71.9 million for 2021, a $1.2 million, or 2% increase from $70.7 million in 2020. This was mainly a result of (i) a $10.6 million, or 123% increase in other income, primarily as a result of increased fees and commissions income from the Bank’s improved transaction-based structuring and syndication activity (which increased by $3.7 million) and increased income from the Bank's letters of credit business (which increased by $3.1 million or 35%). These results were partially offset by a $4.1 million, or 5% year-over-year decrease in net interest income which was primarily a result of lower market base rates during 2021, and the $1.1 million provision charge for credit losses associated with increased Commercial Portfolio balances during 2021, which compares to $1.9 million in credit loss reversals for 2020.
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

Year 2022 vs. Year 2021

The Treasury Business Segment reported a loss of $5.6 million for 2022, compared to a loss of $9.2 million for 2021. The $3.6 million, or 39% decrease in losses from the Treasury Business Segment was mainly due to a $11.3 million, or 920% increase in total revenues mainly derived from the net effect of the continued positive impact of higher market rates, an optimized average liquidity level and increased average investment portfolio balances. These results were offset by a $4.9 million, or 381% increase in provisions for credit losses resulting from individual reserves allocated to impaired securities from the Bank's Investment Portfolio classified as Stage 3 during 2022, coupled with higher operating expenses of $12.0 million for 2022, compared to $9.2 million for 2021 as the Bank strengthened its work force, a new performance-based variable compensation structure implemented in 2022 and other expenses mostly related to strategy implementation.

Year 2021 vs. Year 2020

The Treasury Business Segment reported a loss of $9.2 million for 2021, compared to a loss of $7.1 million for 2020. The $2.1 million, or 30% increase in losses from the Treasury Business Segment was mainly due to a $1.5 million, or 34% decrease in net interest income resulting from lower market base rates during 2021 and a conservative liquidity gap position, as well as a $0.9 million, or 201% increase in provisions for credit losses resulting from the increase in the Bank's Investment Portfolio during 2021.

Changes in Financial Position Information
The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2022	2021
	(in $ thousands)
Assets
Cash and due from banks	$1,241,586	$1,253,052
Securities and other financial assets, net	1,023,632	831,913
Loans, net	6,760,434	5,713,022

Customers’ liabilities under acceptances	163,345	201,515
Derivative financial instruments - assets	68,159	10,805
Equipment and leasehold improvements, net	17,282	17,779
Intangibles, net	2,104	1,595
Investment properties	0	0
Other assets	7,368	8,430
Total Assets	$9,283,910	$8,038,111

Liabilities and Equity
Demand deposits	$233,757	$362,356
Time deposits	2,956,959	2,673,872
	3,190,716	3,036,228
Interest payable	14,670	1,229
Total deposits	3,205,386	3,037,457

Securities sold under repurchase agreement	300,498	427,497
Borrowings and debt, net	4,416,511	3,304,178
Interest payable	47,878	11,322

Lease Liabilities	16,745	17,733
Acceptance outstanding	163,345	201,515
Derivative financial instruments - liabilities	33,761	28,455
Allowance for losses on loan commitments and financial guarantee contract	3,628	3,803
Other liabilities	26,811	14,361
Total Liabilities	$8,214,563	$7,046,321

Equity
Common stock	$279,980	$279,980
Treasury stock	(114,097)	(115,799)
Additional paid-in capital in excess of value assigned to common stock	120,498	120,043
Capital reserves	95,210	95,210
Regulatory reserves	136,019	136,019
Retained earnings	543,612	487,885
Other comprehensive income (loss)	8,125	(11,548)
Total Equity	$1,069,347	$991,790
Total Liabilities and Equity	$9,283,910	$8,038,111

2022 vs. 2021

As of December 31, 2022, total assets amounted to $9,284 million, a 15% increase compared to $8,038 million as of December 31, 2021, which was mainly attributable to an overall increase in the Bank’s interest-earning assets, particularly the Loan Portfolio and Investment Portfolio, as described below.

The Bank’s amount of cash and due from banks totaled $1,242 million as of December 31, 2022, resulting in a slight decrease of $11 million, or 1%, compared to $1,253 million as of December 31, 2021.

Securities, net are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of highly liquid corporate debt securities rated ‘A-’ or above, and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $1,024 million, or 11% of total assets as of December 31, 2022, a 23% increase compared to $832 million, or 10% of total assets as of December 31, 2021.

As of December 31, 2022, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $6,763 million, compared to $5,735 million as of December 31, 2021. The $1,028 million, or 18% Loan Portfolio increase as of December 31, 2022 was mainly due to a higher volume of lending origination year-over-year, as the Bank focused on expanding its customer and product base with a proactive origination approach and cross-selling enhancement, given increased economic activity in the Region and higher commodity prices and trade flows.

As of December 31, 2022, total liabilities amounted to $8,215 million, a $1,168 million or 17% increase, compared to $7,046 million as of December 31, 2021, which was mainly attributable to increased funding sources in the form of borrowings and debt, which amounted to $4,417 million or a 34% increase as of December 31, 2022, compared to December 31, 2021, as the Bank continued its reliance on short-term borrowings, backed up by issuances in the capital markets. Deposit balances totaled $3,191 million as of December 31, 2022, a $155 million or 5% increase compared to $3,036 million as of December 31, 2021, mostly associated with typical year-end fluctuations in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities decreased to 39% as of December 31, 2022, compared to 43% of total liabilities as of December 31, 2021. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 45% and 49% of total deposits at the end of 2022 and 2021, respectively.

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. Total equity increased by 8% to $1,069 million as of December 31, 2022, compared to $992 million as of December 31, 2021. The increased equity level during 2022 was primarily due to the net effect of profits totaling $92 million in 2022, net of $36 million in declared cash dividends driven by strong core income mainly from the continued trend of higher net interest income and increased fees and commissions.

2021 vs. 2020

As of December 31, 2021, total assets amounted to $8,038 million, a 28% increase compared to $6,289 million as of December 31, 2020, which was mainly attributable to an overall increase in the Bank’s interest earning assets, particularly in cash and due from banks, as well as in the Loan Portfolio and the Investment Portfolio, as described below.

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

As of December 31, 2021, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $5,735 million, compared to $4,911 million as of December 31, 2020. The $823 million, or 17% Loan Portfolio increase as of December 31, 2021 was mainly due to a higher volume of lending origination year-over-year, as the Bank experienced higher demand from economic recoveries in most countries in the Region, coupled with higher trade volumes and commodity prices. Given the Bank’s focus on international trade finance, these developments have led to an increase in demand from its client base throughout the Region, propelling a positive trend in its lending activity and loan portfolio growth, with the corresponding increase in credit provisions associated with this growth, which in turn is financed by increased borrowings and debt, as the Bank has access to a diverse base of depositors, correspondent banks and investors globally.

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
The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Credit-impaired loans	$30	$11	$11
Credit-impaired securities	5	0	0
Impaired credits	$35	$11	$11
Asset-specific allocation from the allowance for loan losses	26	5	5
Credit-impaired loans as a percentage of Loan Portfolio	0.4%	0.2%	0.2%
Impaired credits as a percentage of Credit Portfolio	0.4%	0.1%	0.2%
As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.
The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2022	%	2021	%	2020	%
	(in $ millions, except percentages)
Brazil	$0	0%	$0	0%	$52	93%
Chile	0	0%	0	0%	4	7%
Panama	1	100%	0	0%	0	0%
Total	$1	100%	$0	0%	$56	100%

During the year ended December 31, 2022, the Bank had write-offs against the allowance for loan losses totaling $0.9 million, representing 0.01% of that year’s average Loan Portfolio, compared to zero write-offs in 2021, and compared to $56 million in 2020, representing 1.16% of that year’s average Loan Portfolio. The year-over-year write-off increase in 2022 was due to the write-off of interests from credit-impaired loans, which resulted in a $0.9 million write-off against its individually assigned allowance for credit losses.

In the three-year period ended December 31, 2022, the Bank disbursed $42,830 million in credits and had loan write-offs for $57 million, representing 0.13% of total credits disbursed.

The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in $ thousands)
Credit-impaired loans:
Mexico:
Non-bank financial intermediaries	$20,000	$0	$0
Mexico:
Private corporations	0	0	0
Panama:
Private corporations	10,107	10,593	10,593
Total credit-impaired loans	$30,107	$10,593	$10,593

Credit-impaired securities:
Mexico:
Non-bank financial intermediaries	$4,995	$0	$0
Total credit-impaired securities	$4,995	$0	$0

Total impaired credits	$35,102	$10,593	$10,593

As of December 31, 2022, the Bank had impaired credits of $35 million (or 0.40% of the Credit Portfolio), compared to $11 million (or 0.14% of the Credit Portfolio) as of December 31, 2021 and $11 million (or 0.18% of the Credit Portfolio) as of December 31, 2020. As of December 31, 2022, outstanding impaired credits, in a total amount of $35 million were related to (i) a single borrower in the retail trade sector, accounting for 29% of the Bank’s total impaired credits classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $5.4 million, representing 54% of the nominal exposure and (ii) a single non-bank financial intermediary borrower, accounting for 71% of the Bank’s total impaired credits classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $20.1 million, representing 81% of the nominal exposure.
As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.
Potential problem loans
In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “6 or 7” pursuant to the Bank's risk rating. As of December 31, 2022, the exposure of two clients for a total of $55.7 million, or 0.8% of the Loan Portfolio, were classified as potential problem loans under these guidelines, compared to four clients for a total of $73.1 million, or 1.3% of total loans as of December 31, 2021.
Allowance for losses on financial instruments
The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$41.5	$41.2	$99.3
Provisions (reversals)	13.5	0.1	(1.7)
Recoveries	1.1	0.2	0.1
Loans write-off	(0.9)	0.0	(56.5)
Balance at the end of the year	$55.2	$41.5	$41.2
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$3.8	$2.9	$3.1
Provisions (reversals)	(0.2)	0.9	(0.2)
Balance at end of the year	$3.6	$3.8	$2.9
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$1.8	$0.5	$0.1
Provisions (reversals)	6.2	1.3	0.4
Write-off	0.0	0.0	0.0
Balance at end of the year	$8.0	$1.8	$0.5
Total allowance for expected credit losses	$66.8	$47.1	$44.6
Total allowance for expected credit losses to total Credit Portfolio	0.77%	0.64%	0.75%

The total credit allowance for losses amounted to $66.8 million as of December 31, 2022, representing 0.77% of the total Credit Portfolio, compared to $47.1 million and 0.64%, respectively, as of December 31, 2021, and $44.6 million and 0.75%, respectively, as of December 31, 2020. The $19.7 million year-over-year increase in 2022 was mainly associated to (i) the growth of the Credit Portfolio, as balances increased 18% year-over-year at the end of 2022 when compared to 2021 and (ii) individually assessed credit provision allocations on Stage 3 impaired financial instruments as balances increased during the year to $35 million from $11 million in 2021.

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

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2022		2021		2020
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$3.9	7.1	$12.5	30.1	$15.6	37.9
Brazil	3.9	7.1	4.5	10.8	3.6	8.7
Colombia	2.4	4.2	3.7	8.9	3.6	8.7
Costa Rica	2.9	5.3	3.0	7.2	3.0	7.3
Dominican Republic	2.1	3.8	0.5	1.2	0.5	1.2
Ecuador	3.4	6.2	0.6	1.4	1.2	2.9
El Salvador	0.5	0.9	2.6	6.3	1.4	3.4
Guatemala	3.4	6.2	2.2	5.3	1.5	3.6
Honduras	3.8	6.9	1.2	2.9	0.4	1.0
Mexico	19.1	34.6	2.4	5.8	2.4	5.8
Panama	6.6	12.0	5.5	13.3	5.2	12.6
Other (1)	3.2	5.7	2.8	6.8	2.8	6.9
Total Allowance for loan losses	$55.2	100.0%	$41.5	100.0%	$41.2	100.0%

Allowance for loan commitments and financial guarantee contract losses
Ecuador	$2.1	58.3	$1.9	50.0	$1.1	37.9
Other (1)	1.5	41.7	1.9	50.0	1.8	62.1
Total allowance for loan commitments and financial guarantee contract losses	$3.6	100.0%	$3.8	100.0%	$2.9	100.0%

Allowance for Investment Portfolio losses
Mexico	4.4	55.0	0.1	5.6	0.1	20.0
United States of America	2.4	29.9	0.6	33.2	0.0	0.0
Other (1)	1.2	15.1	1.1	61.2	0.4	80.0
Total allowance for Investment Portfolio losses	$8.0	100.0%	$1.8	100.0%	$0.5	100.0%

	As of December 31,
	2022		2021		2020
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$3.9	5.8	$12.5	26.5	$15.5	34.9
Brazil	4.8	7.2	5.2	11.0	4.2	9.4
Colombia	2.7	4.0	4.0	8.5	3.8	8.4
Costa Rica	3.5	5.2	4.0	8.5	3.8	8.5
Dominican Republic	2.1	3.1	0.5	1.1	0.5	1.1
Ecuador	5.5	8.2	2.5	5.3	2.4	5.3
El Salvador	0.5	0.7	2.8	5.9	1.5	3.3
Guatemala	3.6	5.4	2.4	5.1	1.7	3.9
Honduras	3.8	5.7	1.4	3.0	0.4	0.8
Jamaica	0.1	0.2	0.1	0.2	0.8	1.8
Mexico	23.6	35.3	2.5	5.3	2.5	5.7
Panama	6.7	10.0	5.7	12.1	5.3	11.9
United States of America	2.6	3.9	0.6	1.3	0.1	0.2
Other (1)	3.4	5.3	2.9	6.2	2.1	4.8
Total Allowance for credit losses	$66.8	100.0%	$47.1	100.0%	$44.6	100.0%
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

The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2022		2021		2020
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$32.8	49.1	$11.0	23.4	$10.5	23.6
State-owned commercial banks	4.0	6.0	4.2	8.9	3.0	6.7
State-owned organization	4.7	7.0	4.0	8.5	6.5	14.6
Private corporations	23.1	34.6	27.7	58.8	24.5	54.9
Sovereign	2.2	3.3	0.2	0.4	0.1	0.2
Total	$66.8	100.0%	$47.1	100.0%	$44.6	100.0%

Credit Ratios

The following table sets forth information regarding certain credit ratios, along with each of the components used in their calculation, as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Total allowance for credit losses to impaired credits (1)	190%	445%	421%
Allowance for credit losses	$66.8	$47.1	$44.6
Impaired credits	$35	$11	$11
Total allowance for expected credit losses to total Credit Portfolio	0.77%	0.64%	0.75%
Allowance for expected credit losses	$66.8	$47.1	$44.6
Credit Portfolio	$8,726	$7,365	$5,946
Impaired credits to Credit Portfolio	0.40%	0.14%	0.18%
Impaired credits	$35.0	$11.0	$11.0
Credit Portfolio	$8,726	$7,365	$5,946
Total allowance for loan losses to Credit-impaired loans (1)	183%	392%	389%
Allowance for loan losses	$55.2	$41.5	$41.2
Credit-impaired loans	$30	$11	$11
Total allowance for loan losses to Loan Portfolio	0.82%	0.72%	0.84%
Allowance for loan losses	$55.2	$41.5	$41.2
Loan Portfolio	$6,763	$5,735	$4,911
Credit-impaired loans to Loan Portfolio	0.45%	0.18%	0.22%
Credit-impaired loans	$30	$11	$11
Loan Portfolio	$6,763	$5,735	$4,911
Charge-offs to average Loan Portfolio (2)	0.01%	0.00%	1.16%
Private Corporations	$1	$0	$56
Total charge-offs	$1	$0	$56
Average Loan Portfolio	$6,601	$5,177	$4,881

(1)Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(2)Average loan portfolio for 2022, 2021 and 2020, is calculated on the basis of daily average balances.

Selected Financial Ratios

	As of and for the Year Ended December 31,
	2022	2021	2020
	(in $ thousands, except per share data and ratios)
Weighted average basic shares	36304	38,796	39,656
Weighted average diluted shares	36304	38,796	39,656
Basic shares period end	36.325	36,231	39,678
Per Common Share Data:
Basic earnings per share	2.54	1.62	1.6
Diluted earnings per share	2.54	1.62	1.6
Book value per share (period end) (1)	29.44	27.37	26.16
Regular cash dividends declared per share	1.00	1.00	1.00
Regular cash dividends paid per share	1.00	1.00	1.135
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.03%	0.93%	0.96%
Return on average total equity (3)	8.95%	6.10%	6.19%
Net interest margin (4)	1.71%	1.32%	1.41%
Net interest spread (4)	1.39%	1.15%	1.13%
Efficiency Ratio (5)	33.1%	38.3%	37.6%
Total operating expenses to average total assets	0.62%	0.59%	0.56%
Regular cash dividend payout ratio (6)	39.4%	61.9%	70.8%
Liquidity Ratios:
Liquid assets (7) / total assets	13.67%	17.47%	16.67%
Liquid assets (7) / total deposits	39.77%	46.26%	33.40%
Capital Ratios:
Total equity to total assets	11.52%	12.34%	16.50%
Average total equity to average total assets (8)	11.56%	15.30%	15.54%
Total assets to total equity	8.7x	8.1x	6.1x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (9)	15.3%	19.1%	26.0%
Risk-weighted assets (Basel III – IRB) (9)	$6,995,827	$5,188,610	$3,995,175
Capital Adequacy Ratio (Regulatory) (10)	13.21%	15.57%	20.21%
Risk-weighted assets (Regulatory) (10)	$8,117,913	$6,513,267	$5,187,054
Leverage Ratio (Regulatory) (11)	9.74%	10.83%	14.08%
(1)Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.

(2)For the years 2022, 2021 and 2020, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2022, 2021 and 202, is calculated on the basis of daily average balances.

(3)For the years 2022, 2021 and 2020, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2022, 2021 and 2020, is calculated on the basis of daily average balances.

(4)For the years 2022, 2021 and 2020, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2022, 2021 and 2020, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

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

(8)For the years 2022, 2021 and 2020, average total assets and average total equity are calculated on the basis of daily average balances.

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

In March of 2020, following the COVID-19 pandemic, the Bank activated its Contingent Liquidity Plan in order to ensure a robust liquidity position to face the potential impact on the availability of resources. During 2021, due to the resilience of the Bank’s funding, the Bank regained pre-pandemic liquidity levels and was able to readjust its liquidity management to a normalized level, always ensuring a liquidity coverage ratio (“LCR”) above the minimum regulatory requirements. The Bank’s liquid assets were distributed among deposits and high liquid investments assets. The excess liquidity has been distributed among the Bank’s Loan Portfolio and Investment Portfolio with the aim of realizing adequate returns while maintaining sound credit quality set by the Bank’s management.

The Bank’s capacity to maintain these strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. In addition, the Bank has maintained a fluid access to a significant base of correspondent banks and investors from debt capital markets across the globe, which have maintained and even increased their availability of funding to the Bank during 2020 and 2021.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.
The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2022	2021	2020
	(in $ millions)
United States of America	$1,194	$1,292	$780
Other O.E.C.D. countries	0	0	100
Multilateral Organizations	60	105	162
Latin America	15	8	6
Total	$1,269	$1,405	$1,048

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (above ‘A-’), totaled $1,269 million as of December 31, 2022, compared to $1,405 million as of December 31, 2021. Liquid assets to total assets ratio amounted to 14% as of December 31, 2022, compared to 17% as of December 31, 2021, while at these same dates, the liquid assets to total deposits ratios were 40% and 46%, respectively. As of December 31, 2022, $1,145 million, or 90% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $1,201 million, or 86% as of December 31, 2021. As of December 31, 2022, $78 million, or 6% of total liquid assets represented corporate debt securities classified as HQLA in accordance with the specifications of the Basel Committee.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits), which as of December 31, 2022 and 2021 amounted to $234 million and $362 million, respectively, representing 7% and 12% of the Bank’s total deposits, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2022 and 2021, the Bank’s short-term loans and investment securities (maturing within one year based on original contractual term) totaled $4,008 million and $3,426 million, respectively. As of December 31, 2022 and 2021, these instruments combined had an average original term to maturity of 200 and 191 days, respectively, and an average remaining term to maturity of 124 days and 145 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $3,775 million and $3,134 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, these medium-term assets had an average original term to maturity of three years, nine months and two days (1,367 days) and three years and nine months (1,365 days), respectively; and an average remaining term to maturity of two years and eight months (991 days), and two years and seven months (960 days), respectively

Credit Ratings
The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F3	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Negative	Stable
Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on May 24, 2022. The outlook remained stable.
Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on October 28, 2022. The outlook has been revised to negative from stable.
Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s credit ratings from Fitch were affirmed “BBB”, and upgraded the short-term IDR to ‘F2’ on August 25, 2022. The outlook remained stable.
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

	As of December 31,
	2022	2020	2019
	(in percentages)
Deposits	40.3%	44.9%	61.4%
Securities sold under repurchase agreements	3.8	6.3	0.2
Short-term borrowings and debt, net	27.8	23.4	7.4
Long-term borrowings and debt, net	28.1	25.4	31.0
Total interest-bearing liabilities	100.0%	100.0%	100.0%
The Bank has issued public debt in Mexico and Japan. The Bank has also placed private issuances of debt in different markets of Asia, Europe and Latin America.
Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2022, 45% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state-owned banks as of December 31, 2022, 2021 and 2020, was 38 days, 40 days and 32 days, respectively. As of December 31, 2022, deposits from the Bank’s five largest depositors, all except two of which were central and state-owned banks in the Region, represented 38% of the Bank’s total deposits, compared to 38% as of December 31, 2021. All of the Bank's deposits are uninsured.

The following table analyzes the Bank’s deposits by country as of the dates indicated below:

	As of December 31,
	2022	2021	2020
	(in $ millions)
Argentina	$156	$161	$141
Bahamas	2	5	0
Barbados	3	5	0
Brazil	361	294	444
Canada	2	0	0
Chile	78	265	175
Colombia	73	104	34
Costa Rica	118	122	169
Dominican Republic	86	183	108
Ecuador	288	291	525
El Salvador	25	35	38
France	5	21	18
Germany	5	160	155
Guatemala	116	70	50
Haiti	74	95	74
Honduras	261	168	95
Japan	4	0	0
Luxembourg	50	40	0
Mexico	41	0	0
Multilateral	220	150	154
Netherlands	1	0	0
Netherlands Antilles	0	5	0
Nicaragua	1	1	0
Panama	775	513	552
Paraguay	115	195	206
Peru	71	0	0
Singapore	30	0	0
Spain	29	0	10
Trinidad and Tobago	24	20	20
United States of America	132	128	171
Uruguay	45	5	0
Total	$3,191	$3,036	$3,139

Repos
The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the Financial Statements. As of December 31, 2022, the Bank had outstanding Repos for $300 million, compared to outstanding Repos for $428 million as of December 31, 2021 and $11 million as of December 31, 2020.
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

As of December 31, 2022, short-term borrowings and debt totaled $2,196 million, a 39% increase compared to $1,582 million as of December 31, 2021, as the Bank relied more on longer tenor funding transactions and less on deposits. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2022 was 155 days, compared to 173 days as of December 31, 2021.
The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Short-term borrowings, debt (*)
Amount outstanding at year-end	$2,196	$1,582	$381
Maximum amount outstanding at any month-end	$2,196	$1,582	$1,776
Average amount outstanding during the year	$1,826	$487	$1,033
Weighted average interest rate on average amount outstanding	2.20%	1.01%	2.24%
Weighted average interest rate on amount outstanding at year end	4.54%	0.71%	2.29%
(*)Gross of transaction costs of $1.4 million as of December 31, 2022.
Long-term borrowings and debt
Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term LIBOR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity. The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2022, gross long-term borrowings and debt increased 29% to $2,231 million, from $1,728 million as of December 31, 2021, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2022 the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was two years and five months (905 days), compared to two years and three months (839 days) as of December 31, 2021.
The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2022	2021	2020
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$2,231	$1,728	$1,593
Maximum amount outstanding at any month-end	$2,234	$1,728	$1,630
Net average amount outstanding during the year	$2,052	$1,539	$1,440
Weighted average interest rate on average amount outstanding	3.39%	2.26%	2.65%
Weighted average interest rate on amount outstanding at year end	4.72%	2.22%	2.08%

(*)Gross of transaction costs of $8.7 million, $6.0 million and $7.7 million as of December 31, 2022, 2021 and 2020, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2022, the Bank has two outstanding syndicated loans in an aggregate principal amount of $423 million:

•In March 2022, the Bank closed a $300 million syndicated loan in which, Wells Fargo Bank, N.A. and Sumitomo Mitsui Banking Corporation acted as Joint Lead Arrangers and Bookrunners. The lenders were a mix of banks that have participated in prior syndications and new lenders from the United States, Asia and Europe.

•In addition, in October 2022, the Bank closed a $123 million syndicated loan with Mizuho Bank, LTD as Lead Arranger and Bookrunner.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2022, the Bank was in compliance with all covenants.
Debt Capital Markets
Program in Mexico

In 2021 Mexican National Registry of Securities (Registro Nacional de Valores) authorized increasing the aggregate amount of the “Mexico Program” from MXN10 billion to MXN25 billion or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years.

As of December 31, 2022, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN16.62 billion (sixteen billion six hundred and twenty million Mexican Pesos), equivalent to $847 million.

There are five outstanding medium-term issuances (series) under the Mexico Program: Series Bladex 20 in the principal amount of MXN915,000,000 (nine hundred fifteen million Mexican pesos) which matures in June 2023; Series Bladex 20-2 in the principal amount of MXN4,085,000,000 (four billion, eighty-five million Mexican pesos) which matures in May, 2025; Series Bladex 21 in the principal amount of MXN6,000,000,000 (six billion Mexican pesos) which matures in November, 2024; Series Bladex 22 in the principal amount of MXN1,256,222,200 (one billion, two hundred fifty-six million, two hundred twenty-two thousand, two hundred Mexican pesos) which matures in February 2026; and Series Bladex 22-2 in the principal amount of MXN4,237,142,400 (four billion, two hundred thirty-seven million, one hundred forty-two thousand, four hundred Mexican pesos) which matures in August 2027.

In addition, as of December 31, 2022, there was one outstanding short-term issuance under the Mexico Program: Series 00422 in the principal amount of MXN124,000,000 (one hundred twenty-four million Mexican pesos) which matures in March 2024.
Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program on July 21, 2021, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2022, the Bank issued $106 million in new private placements; and as of December 31, 2022, private issuances through its Euro Medium-Term Note Program amounted to $376 million, placed primarily in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond which matures in September of 2025 and which was issued in 2020 pursuant to Rule 144A/Regulation S with a total principal amount of $400 million as of December 31, 2022.

Cost and Maturity Profile
The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2021:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$60	3.81%
Due in 31 to 90 days	402	3.58%
Due in 91 to 180 days	600	3.88%
Due in 181 to 365 days	657	4.51%
Total	$1,719	4.05%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$104	11.47%
Due in 31 to 90 days	143	9.41%
Due in 91 to 180 days	174	8.97%
Due in 181 to 365 days	148	8.28%
Total	$569	9.36%

Short-term placements at floating interest rate
Due in 31 to 90 days	$6	10.97%
Due in 91 to 180 days	36	11.19%
Total	$42	11.15%

Medium and long-term borrowings at fixed interest rate
Due in 91 to 180 days	35	0.79%
Due in 181 to 365 days	75	0.79%
Due in 1 through 6 years	132	2.53%
Total	$242	1.74%

Medium and long-term borrowings at floating interest rate
Due in 31 to 90 days	$12	6.04%
Due in 91 to 180 days	12	6.04%
Due in 181 to 365 days	12	6.04%
Due in 1 through 6 years	538	5.18%
Total	$574	5.24%

Medium and long-term placements at fixed interest rate
Due in 0 to 30 days	$27	0.23%
Due in 1 through 6 years	1,110	4.57%
Total	$1,137	4.47%

Medium and long-term placements at floating interest rate
Due in 0 to 30 days	$15	5.37%
Due in 91 to 180 days	57	10.01%
Due in 1 through 6 years	$372	10.56%
Total	$444	10.32%
Grand Total	$4,727	10.32%
(*)Gross of prepaid commissions of $10.1 million as of December 31, 2022.
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
The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2022, 2021 and 2020.
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

For the year ended December 31, 2022, net cash used by operating activities was $770 million, mainly attributable to a net increase of $1,054 million in loans and a net increase of $154 million in operating liabilities due to depositors.

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

For the year ended December 31, 2022, net cash used in investing activities was $167 million, primarily as a result of the $459 million in purchases of securities at amortized cost, which was partially offset by $133 million in proceeds from the redemption of securities at amortized cost and $113 million in proceeds from the redemption of securities at FVPOCI.

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

For the year ended December 31, 2022, the net cash provided by financing activities was $916 million, which was primarily the result of a $1,038 million in proceeds from long-term borrowings and debt, along with $579 million net increase in short-term borrowings and debt, which was partially offset by the repayment of $537 million in long-term borrowings and debt, along with $127 million from the decrease in securities sold under repurchase agreements and $36 million paid as cash dividends.

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
The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2022. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$1,242	$1,234	$0	$0	$0	$0	$8
Investment Portfolio (1)	1,020	61	52	115	83	709	0
Loans(1)	6,763	859	2,097	2,531	1,007	269	0
Total interest-earning assets	9,025	2,154	2,149	2,646	1,090	978	8
Non-interest earning assets, allowance for credit losses and other asset	259	0	0	0	0	0	259
Total assets	$9,284	$2,154	$2,149	$2,646	$1,090	$978	$267

Interest-bearing liabilities
Deposits	$3,191	$1,860	$887	$250	$154	$35	$5
Securities sold under repurchase agreements	300	0	52	63	54	131	0
Borrowings and debt (2)	4,417	212	1,142	954	1,084	1,025	0
Total interest-bearing liabilities	7,908	2,072	2,081	1,267	1,292	1,191	5
Non-interest-bearing liabilities and other liabilities	307	0	0	0	0	0	307
Total liabilities	$8,215	2,072	2,081	1,267	1,292	1,191	312
Total Stockholders’ equity	1,069	0	0	0	0	0	1,069
Total liabilities and stockholders’ equity	$9,284	$2,072	$2,081	$1,267	$1,292	$1,191	$1,381
Interest rate sensitivity gap	—	82	68	1,379	(202)	(213)	(1,114)
Cumulative interest rate sensitivity gap	—	82	150	1,529	1,327	1,114	0
Cumulative gap as a % of total interest-earning assets	—	1%	2%	17%	15%	12%	0%
(1)Gross of interest receivable and allowance for losses.
(2)Gross of prepaid commissions.
The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to changes in interest rates. Due to the fact that the significant majority of the Bank’s assets and liabilities are either short-term or have short-term market-based repricing schedules, the Bank has a relatively low exposure to interest rate volatility, with most interest rate sensitivity being short-term in nature (up to six months to a year). Through an active interest rate management strategy, the Bank has aligned this moderate exposure to profit from an increase in short-term market-based rates. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.
See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity
The following table presents information concerning the Bank’s capital position as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(114,097)	(115,799)	(57,999)
Additional paid-in capital in excess of value assigned to common stock	120,498	120,043	120,414
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	136,019	136,019
Retained earnings	543,612	487,885	464,088
Other comprehensive income (loss)	8,125	(11,548)	208
Total equity	$1,069,347	$991,790	$1,037,920

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2022, total equity increased to $1,069 million, compared to $992 million as of December 31, 2021 and $1,038 million as of December 31, 2020. Total equity increased $78 million, or 8% during the year ended December 31, 2022, primarily due to profits totaling $92 million, resulting in increased retained earnings on 2022 profits for $543,612 million net of declared cash dividends for $36.3 million, representing $1.00 per share.

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

As of December 31, 2022 and 2021, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $136.0 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2022, the capital ratio of total equity to total assets was 11.5%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.3%, compared to 12.3% and 19.1%, respectively, as of December 31, 2021. The 2022 leverage ratio was 8.7x compared to 8.1x in 2021.

As of December 31, 2022, the Bank’s regulatory Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.2%, compared to 15.6% as of December 31, 2021.

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.”
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
As of December 31, 2022, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.
The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2022	2021	2020
	(in $ thousands)
Documentary letters of credit	$304,789	$214,230	$216,782
Stand-by letters of credit and guarantees – Commercial risk	351,625	268,196	210,497
Total off-balance sheet arrangements	$656,414	$482,426	$427,279
Credit commitments	122,960	121,333	137,619
Total loan commitments and financial guarantee contracts	$779,374	$603,759	$564,898
Fees and commission income from off-balance sheet arrangements amounted to $15 million for the year ended December 31, 2022, compared to $14 million and $10 million for the years ended December 31, 2021, and 2020, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2022, total allowance for loan commitments and financial guarantee contracts losses amounted to $4 million, compared to $4 million as of December 31, 2021 and $3 million as of December 31, 2020.

Material Contractual Obligations
The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2021.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$3,191	$3,156	$35	$0	$0
Securities sold under repurchase agreements	300	169	131	0	0
Short-term borrowings and debt	2,196	2,196	0	0	0
Long-term borrowings and debt (1)	2,231	211	1,738	257	25
Accrued interest payable	63	63	0	0	0
Future contractual interest payable, not yet accrued (2)	338	69	170	87	12
Leasehold obligations	17	1	16	0	0
Total contractual obligations	$8,336	$5,865	$2,090	$344	$37
(1)Gross of prepaid commissions of $10.1 million as of December 31, 2022. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2022 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (3)	$468	$468	$0	$0	$0
Stand-by letters of credit	281	272	9	0	0
Guarantees	71	71	0	0	0
Other commercial commitments	123	46	77	0	0
Total Commercial Commitments	$943	$857	$86	$0	$0
(3)Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $163 million as of December 31, 2022.
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
•The outlook is subject to several downside risks. These include financing and debt-related stress; disruptions from any pandemic, extreme weather events, natural disasters and geopolitical events. In the medium term, any failure to implement productivity-enhancing and other necessary reforms will hinder growth.
•The possibility of a sharper-than-projected global slowdown—or outright global recession— represents a significant downside risk for the Region, particularly commodity exporters. Slowing global growth and weak demand from China has already caused metal prices to fall substantially since mid-year 2022. Should growth decline more than expected in 2023, energy and agricultural commodity prices could also weaken more significantly, resulting in deteriorating terms of trade across much of South America. Terms of trade in Latin America and the Caribbean are closely correlated with investment growth, which could turn deeply negative due to reduced investment in commodity production, and because lower export earnings would dampen domestic demand generally. As in the mid-2010s, the result could be a drawn-out period of weak growth, potentially reinforced by a tendency toward fiscal pro-cyclicality in commodity exporters.
•Unexpectedly persistent inflation and additional interest rate increases in advanced economies may result in a severe external financing shock. Further monetary tightening than assumed in the U. S., in particular, could precipitate a sudden acceleration of capital outflows. This could lead to widening borrowing spreads and depreciating currencies, or further depletion of reserves in countries intervening to stabilize exchange rates. Some large Regional economies (Chile, Colombia) currently have outsized current account deficits, and could become vulnerable to shifts in market sentiment. Among smaller Latin America and the Caribbean economies, especially some in the Caribbean and Central America that are highly indebted, external financing needs appear large relative to GDP. Further tightening of global financial conditions could result in balance of payments stresses in these economies, which could trigger financial crises.
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
•The Region may be impacted by weaker currencies against the United States dollar given concerns about continual rate increases. Any U.S. monetary tightening, in conjunction with rising inflation, could prompt many of the Region’s central banks to tighten monetary policy. The resulting increased interest rates could lead to weaker asset quality because borrowers’ repayment capacity might be reduced, which could likely lead to an increase in non-performing loans.

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
Year 2022
Bladex’s profit for 2022 totaled $92.0 million, or $2.54 per share, compared to $62.7 million, or $1.62 per share for 2021. The $29.3 million, or 47% increase in profits was primarily attributable to (i) the $61.2 million, or 71% increase in net interest income, mainly resulting from the enhancement of lending spreads, the continued positive impact of higher market rates and increased average credit balances and (ii) the $1.2 million, or 7% increase in total other income mainly derived from the increase in fees and commissions from the Bank’s structuring, syndication and letters of credit business. These combined effects were mostly offset by (i) a $17.2 million, or 739% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio and to individually assessed credit provision allocations on impaired financial instruments classified as Stage 3, and (ii) a $15.2 million, or 38% increase in operating expenses mostly associated with the Bank’s focus on strengthening its execution capabilities, including new hires resulting in an increased salary base, a new performance-based variable compensation policy implemented in 2022, which closely aligns compensation with strategy implementation and financial performance and returns, along with other expenses related in each case to the implementation of the Bank strategy, including an assessment aimed at improving the Bank’s internal processes and technology.

For the year ended December 31, 2022, the Bank’s net interest income totaled $148.0 million, compared to $86.8 million during the year ended December 31, 2021. The $61.2 million, or 71% increase in net interest income during 2022 was the result of the combined effect of increasing lending spreads and the impact of higher market rates in 2022, which positively impacted net interest income by $47.8 million year-on-year. This increase was also a result of an increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $13.5 million in 2022 when compared to 2021.

During the year ended December 31, 2022, fees and commissions totaled $19.8 million, compared to $18.3 million for the year ended December 31, 2021. The $1.5 million, or 8% increase in fees and commissions was mainly attributable to: (i) a $1.9 million, or 16% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $0.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close seven mandated structured transactions during 2022, for a total principal amount of $1,232 million, compared to four transactions closed during 2021, for a total principal amount of $629 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 56% year-over-year decrease in 2022.
Return on average total equity (“ROAE”), calculated as profit for the year divided by average total equity, stood at 8.9% for 2022, compared to a similar level of 6.1% for 2021, mostly due a 47% increase in profits for the year. As of December 31, 2022, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.3%, compared to 19.1% as of December 31, 2021. The 2022 Asset to Equity ratio was 8.7x compared to 8.1x in 2021. In addition, as of December 31, 2021, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.2%.

The Bank’s 2022 efficiency ratio reached 33%, compared to 38% for 2021, as the 60% increase in total revenues more than offset higher operating expenses. The Bank's 38% increase in operating expenses were mostly associated with the Bank’s focus on strengthening its execution capabilities, including new hires resulting in an increased salary base, a new performance-based variable compensation structure implemented in 2022 –closely tied to strategy execution and financial performance and returns, along with other expenses related to the Bank’s strategy implementation, including an assessment aimed at improving the Bank’s processes and technology. The Bank’s operating expenses to average assets ratio was 62 basis points in 2022, compared to 59 basis points in 2021.

The weighted average funding cost for the year ended December 31, 2022 was 2.39%, compared to 0.96% for the year ended December 31, 2021, an increase of 143 basis points, attributable to the impact of higher market rates in 2022.

Year 2021
Bladex’s profit for 2021 totaled $62.7 million, or $1.62 per share, compared to $63.6 million, or $1.60 per share for 2020. The $0.9 million, or 1% decrease in profits was mainly driven by (i) the $5.7 million, or 6% decrease in net interest income, mainly derived from lower market-based rates on the Bank´s average assets and liabilities, (ii) a $3.8 million, or 259% increase in provision charges for credit losses, mainly driven by the growth in the Bank's Credit Portfolio, and (iii) a $2.6 million, or 7% increase in operating expenses, which returned to pre-pandemic levels after having been reduced in 2020 as a result of the implementation of cost saving measures at the onset of the COVID-19 pandemic. These combined effects were mostly offset by the $10.7 million, or 160% increase in total other income derived from the increase in fees and commissions from the Bank’s structuring, syndications and letters of credit business and improved results on financial instruments.
For the year ended December 31, 2021, the Bank’s net interest income totaled $86.8 million, compared to $92.4 million during the year ended December 31, 2020. The $5.7 million, or 6% decrease in net interest income during 2021 was the result of the net effect of lower LIBOR-based market rates, which negatively impacted net interest income by $23.7 million year-on-year. This decrease offset the combined positive effect of increased average productive assets in both the Bank's Loan Portfolio and Investment Portfolio, coupled with reduced low-yielding liquidity levels, that resulted in a net volume increase of $18.0 million in 2021 when compared to 2020.
During the year ended December 31, 2021, fees and commissions totaled $18.3 million, compared to $10.4 million for the year ended December 31, 2020. The $7.9 million, or 76% increase in fees and commissions was mainly attributable to: (i) the $3.7 million year-over-year increase in the Bank’s transaction-based structuring and syndications business, as the Bank was able to close four mandated structured transactions during 2021, for a total principal amount of $629 million, compared to two transactions closed during 2020, for a total principal amount of $200 million, and (ii) a $3.1 million, or 35% year-over-year increase in commissions from the Bank’s letter of credit business, due to increased activity which performed similarly to pre-COVID levels. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, also registered a strong 134% year-over-year increase in 2021.
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
The Bank’s 2021 efficiency ratio reached 38%, compared to a similar level of 38% for 2020, as the 5% increase in total revenues was offset by the 7% increase in operating expenses. The Bank's 7% increase in operating expenses reflected a return in 2021 to operating expenses in line with pre-pandemic levels, following a reduction in operating expenses in 2020, as cost saving measures were implemented at the onset of the COVID-19 pandemic. The Bank’s operating expenses to average assets ratio was 59 basis points in 2021, compared to 56 basis points in 2020.
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
The Consolidated Financial Statements have been prepared on a historical cost basis, except for the following items mostly measured on a fair value basis: (i) securities and other financial instruments at FVOCI and FVTPL, (ii) financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships, (iii) investment property, and (iv) share-based payments. The carrying values of recognized financial assets and financial liabilities that are designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.
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

Item 6.    Directors, Executive Officers and Employees

A.     Directors and Executive Officers
Directors
The following table and biographies set forth certain information concerning the Directors of the Bank as of the date hereof, including information with respect to each Director’s current position with the Bank and other institutions, class of shares which such Director represents, country of citizenship, the year that each Director’s term expires, and age.

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Fausto de Andrade Ribeiro
Former Chief Executive Officer
Banco do Brasil	Brazil	Director	2025	2022	55
José Alberto Garzón Gaitán
Legal Vice President and General Counsel
Banco de Comercio Exterior de Colombia	Colombia	Director	2026	2017	52
Silvina Aída Batakis
President
Banco de la Nación Argentina	Argentina	Director	2026	2023	54

CLASS E
Ricardo Manuel Arango
Partner
Arias, Fábrega & Fábrega	Panama	Director	2025	2016	62
Miguel Heras Castro
Managing Partner and Founder
MKH Capital Partners	Panama	Chairman of the Board	2024	2015	54
Roland Holst
Board Member
Sudameris Bank	Paraguay	Director	2025	2017	53
Mario Covo
Founding Partner
DanaMar LLC, United States	United States	Director	2026	1999	65
Angelica Ruiz Celis
Regional President LATAM and President Mexico
BP Group	Mexico	Director	2025	2023	49

ALL CLASSES OF COMMON STOCK (1)
Isela Costantini
Chief Executive Officer
GST Financial Services	Argentina	Director	2024	2019	51
Alexandra M. Aguirre
Partner
Holland and Knight LLP	United States	Director	2024	2020	46
(1)Denotes class(es) of common stock of the Bank that elect the directors listed.

Fausto de Andrade Ribeiro, has served as a Director of the Board since 2022. Mr. Andrade Ribeiro was Chief Executive Officer of Banco do Brasil from 2021 to 2022. Previously, Mr. Andrade Ribeiro was Chairman of the Board of Banco Votorantim S.A., Brasilprev S.A., UBS BB and Regional Chairman of Associação de Administradoras de Consórcios, was member of the Board of Tecban and Ativos S.A. and was Chairman of the Board of Companhia de Energía Eléctrica do Rio Grande do Norte. Mr. Andrade Ribeiro has served as member of the Board of Cámara de Comercio Exterior Espanha-Brazil, member of the Supervisory Board of Alelo, Elo Participaçãoes and BBTUR, Chairman of the Supervisory Board of Fundação Banco do Brasil, member of the Audit Committee of Cobra Tecnologia, Chairman of Risk, Compliance and Audit Commission of Camara Interbancaria de Pagamentos (CIP). Mr. Andrade Ribeiro has been employed by Banco do Brasil in various capacities since 1988, holding the positions of CEO of BB Administradora de Consórcios, Executive Manager-Accounting Directorship, General Manager of Banco do Brasil in Spain, Executive Manager-Accounting Directorship and Internal Controls and Compliance Directorship and Channels Unit. Mr. Andrade Ribeiro has been a guest speaker at many international seminars about Operational Risk Management, Internal Controls and Compliance. Mr. Andrade Ribeiro is the chapter writer of the book “Gestão de Riscos no Brasil”, organized by Duarte Junior, Antonio Marcos Varga. Mr. Andrade Ribeiro holds a Bachelor in Law from UNICEUB-Centro Universitario de Brasilia and a Bachelor in Administration from Faculdades Integradas Católica de Brasilia; also holds Master degree in Business Administration (MBA in Finance), Specialization in International Finance from IBMEC. Mr. Andrade Ribeiro is a graduate of Bank Management for Results Program of the University of Chicago and the University of Texas, Austin and of Economics Minerva Program – The Theory and Operation of a Modern National Economy – Final paper: Central Bank-Independence, Governance and Accountability, of the George Washington University. Mr. Andrade Ribeiro’s professional experience in and related to the banking industry and as a board member qualifies him to serve on the board.
José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department and Attorney in the Legal Department. Mr. Garzón has served as a member of the Board of Directors of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito, Colombia between 2000 and 2021. Mr. Garzón is a member of the Board of Directors of the Colombian Institute of Corporate Governance and since 2021 he chairs the Rediscount Entities and Public Banking Committee of the Colombian Banking and Financial Entities Association – Asobancaria. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia and General Manager of Servibolsa Ltda. Servicios Inmobiliarios. He was a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and previously taught History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal and regulatory matters relating to the banking industry and, in particular, trade finance qualifies him to serve on the Board.
Silvina Aída Batakis was appointed Director of the Board on April 26, 2023. Ms. Batakis is President of Banco de la Nación Argentina since August 2022. Previously she was Minister of Economy, Secretary of Provinces, Advisor of the Municipality of Florencio Valencia, and member of the Board of Directors of Banco de la Ciudad de Buenos Aires. Ms. Batakis has served as Minister of Economy for the Province of Buenos Aires from 2011 to 2015. She was Provincial Director of Environmental Economics and Alternative Sources of Energy of the Provincial Organization for Sustainable Development for the Province of Buenos Aires and President of Centro de Estudios Federales Asociación Civil. Ms. Batakis was Professor in Environmental Economics at Universidad Nacional Arturo Jauretche and Universidad Nacional de General Sarmiento and Professor in Public Finance at Universidad Nacional de Avellaneda. Ms. Batakis is the author of various books on public finance, both at national and subnational levels, and on environmental economy. She has been recognized as “Mujeres Innovadoras 2014” by the Senate for the Province of Buenos Aires for her role as the first female Minister of Economy in the history of the Province of Buenos Aires, Argentina. Ms. Batakis holds a Ph.D. in Economic Development from University Nacional de Quilmes, a master’s degree in Public Finances and Environmental Economics from University of York, United Kingdom, bachelor and master’s degree in Municipal and Provincial Public Finance from Universidad Nacional de La Plata and a postgraduate degree in Environment, Economy and Society from FLASCO. Ms. Batakis´ professional experience in the fields of finance, economics and environment and her academic accomplishment qualify her to serve on the Board.
Ricardo Manuel Arango has served as a Director of the Board since 2016. Mr. Arango is Senior Partner of the law firm of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016 and as a member of the board of directors and audit and compliance committees of Banco General since 2012. Mr. Arango served as a member of the board of directors of Corporación La Prensa and as Chairman of its Editorial Committee. He also served as a member of the board of directors of the Panama Stock Exchange and as its Chairman. Mr. Arango is a member of the Latin American Business Council (CEAL). Mr. Arango worked at White & Case in New York. Mr. Arango worked as an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner of the firm in 1995. Mr. Arango’s professional practice focuses on finance, capital markets, banking regulations, corporate governance and compliance, and mergers and acquisitions. During his career, Mr. Arango has acted as lead counsel in some of the largest and most complex financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1983 to 1985. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango’s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal/business acumen; in-depth understanding of the Bank’s business and operations; and experience as a board member for different companies, qualify him to serve on the Board.
Miguel Heras Castro has served as a Director of the Board since 2015 and was elected Chairman of the Board in 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners, a private equity firm based in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently serves on the boards of Tigo Panamá, Avelo Airlines, Copa Colombia, Televisora Nacional and Bahía Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America and is Vice President of the Board of the Panama Food Bank Foundation. He obtained extensive knowledge and experience in the banking industry while serving as a member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General into one of the largest banks in Central America. In addition, Mr. Heras was also a member of the Board of Directors of Amnet Telecommunications Holdings, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of Commerce and Bachelor of Science in Finance from the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies qualifies him to serve on the Board.
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

Angélica Ruiz Celis has served as a Director of the Board since March 2023. Ms. Ruiz is Regional President of LATAM and Senior Vice President for BP Group since 2020. Ms. Ruiz previously served as President Mexico Head of Country for BP Mexico from 2018 to 2020. Ms. Ruiz served as Vice President Managing Director of LATAM for Vestas from 2015 to 2018, and as Strategy and Commercial Director, Chief Financial Officer and Business Services Director at Petrofac Integrated Energy Services, in Mexico from 2011 to 2014. Previously Ms. Ruiz was General Manager-MD, Commercial and Business Development Global Manager and Strategy and Planning Manager at Grupo Mexicana de Servicios Subacuáticos S.A. de C.V., Strategy and Transformation, Outsourcing and Project Manager at CAP Gemini Ernst & Young. Ms. Ruiz is a graduate of London Business School, Executive Education-Leadership, holds a specialized Oil & Gas Education at University of Texas, Austin, and a master in Business Administration (MBA) at Instituto Panamericano en Alta Dirección (IPADE). Ms. Ruiz also holds a master of Business Administration (MBA) at Ivey Business School at WU Ontario, Canada, a B.A. in Economics, Engineering and Operations Management at Instituto Tecnológico Autónomo de México, and a B.A. in Mathematics at Boston University. Ms. Ruiz has been recognized as one of the 100 Most Influential Women in Mexico by Forbes in 2021, Most Influential Leaders in LATAM by Bloomberg in 2021 and Leaders in Energy by Petroleum and Energy Ranking in 2018. Ms. Ruiz’s leadership skills and regional experience in more than eight Latin American countries, in various executive roles including the energy industry, strategy, operations, commercial with a global focus, qualify her to serve on the Board.

Isela Costantini has served as a Director of the Board since 2019. Ms. Costantini is Chief Executive Officer of GST Financial Services in Argentina. Since 2022, Ms. Costantini is member of the Board of Barrick Gold Corporation and of Prosegur S.A. She is a member of the boards of San Miguel S.A. since 2019 and the Food Bank of Argentina since 2015. In addition, she is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento) since 2017 and member of the International Advisory Board of Barrick Gold Corporation since 2021. She has previously served as President and Chief Executive Officer of Aerolíneas Argentinas and held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Her professional expertise in restructuring, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.
Alexandra M. Aguirre has served as a Director of the Board since 2020. Ms. Aguirre has been a partner at the firm Holland and Knight LLP since June 2022. She was previously a partner at Morrison & Foerster, LLP from 2019 to 2022 and a shareholder of Greenberg Trauring LLP. Ms. Aguirre has served as President of the Board of Directors and Legal Director of the Pan American Development Foundation since 2015, member of the Presidential Advisory Council (PAC) of the INCAE Business School since 2019, member of the board of directors of the Women Lawyer's Interest Group of the International Bar Association since 2019. Ms. Aguirre is a graduate of Babson College in Marketing and Entrepreneurship and has a JD from Northeastern University School of Law. Ms. Aguirre has been listed as Latin America Top 100 Lawyers (Latinvex 2019-2021), ''40 under 40'' by The M&A Advisor 2015, and Florida Super Lawyers Rising Star (Super Lawyers Magazine 2009). She was also a finalist for Top Dealmaker of the Year, in the Corporate Category by Daily Business Review magazine in 2012 and received the 2008 Latin Lawyers magazine M&A Deal of the Year award. Ms. Aguirre is qualified to practice law in the state of Florida, District of Columbia and New York. Her vast knowledge in corporate finance law, corporate governance, cross-border transactions in both Latin America and the United States, and her experience as a member of the board of directors of various companies qualify her to serve on the Board of Directors.
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

Executive Officers
The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	52
Erica Lijtztain	Executive Vice President Chief Operating Officer	Argentina	51
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	41
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	56
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	58
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	46
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	51
Jorge Luis Real	Executive Vice President Chief Legal Officer and Corporate Secretary	Panama	50
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	39
Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	42
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
Samuel Canineu was appointed Executive Vice President – Commercial Banking in August 2021. From late 2020 to early 2021, he served as Chief Country Officer at Greensill, São Paulo, Brazil. From 2003 to 2020, he held various positions at ING Group in the Americas, including Vice President of Leveraged Finance (New York), Head of Loan Syndications Latin America (New York), and CEO of ING Brazil. Mr. Canineu holds a Bachelor´s Degree in Business Administration from Fundação Getúlio Vargas in Brazil and a Master’s Degree in Business Administration from Columbia University.
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

Carlos Daniel Raad was appointed Executive Vice President, Chief Investor Relations Officer in June 2022. Previously, he developed his career at Bancolombia where he held various positions starting as Senior Trader from 2005 to 2014, Manager of Structured Operations from 2014 to 2020, and his most recent position was Director of Investor Relations (IRO) from 2020 to 2022. Mr. Raad holds a degree in Industrial Engineering with a Master's Degree in Business Administration, both from Universidad de Los Andes, Colombia; and graduated from the International MBA Exchange Program at IE Business School, Madrid, Spain.
B.    Compensation
Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination, Compensation and Operations Committee recommended to the Board that the following "Compensation of

Executive Officers and Directors" discussion be included in the Bank's Proxy Statement for the Annual Shareholders’ Meeting held on April 26, 2023 (commonly referred to as the “say on pay” proposal).
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2021, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank's Salary Compensation scheme. The results of the consultant’s review were presented and approved by Board in December 2021.
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
During the fiscal year ended December 31, 2022, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $577,333.
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
On February 24, 2022, the Bank granted to current executive officers 63,056 restricted stock units corresponding to 2021 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on February 24, 2023, and the subsequent vesting on each anniversary of the first vesting date. As of December 31, 2022, the compensation cost charged against the Bank’s 2022 income in connection with these restricted stock units was $376,223. The total remaining compensation cost of $445,507 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2022, the Bank charged to salaries expense $62,267 with respect to the contribution plan.
2022 Chief Executive Officer Compensation
The Bank’s current Chief Executive Officer’s compensation for 2022 included an annual base salary of $500,000, a performance-based variable cash compensation of $140,000, a grant of restricted stock units valued at $198,577 and limited perquisites and other benefits amounting to $7,664.
Results of the 2022 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 27, 2022, the Bank’s shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2021 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (89.03%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Nomination, Compensation and Operations Committee believes that these results affirm the Bank’s shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2022. The Nomination, Compensation and Operations Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
Compensation and Risk
The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.
The Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work toward the long-term growth of the Bank.
Board of Directors Compensation
Each non-employee Director of the Bank receives an annual cash retainer of $85,000 for his or her services as a Director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.
The Chairman of the Audit Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Nomination, Compensation and Operations Committee, Risk Policy and Assessment Committee, Finance and Business Committee, and Anti-Money Laundering, Compliance and Sustainability Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit Committee receive an additional annual retainer of $3,000 and each member of the Board receives an additional annual retainer of $8,500 for his or her participation in excess of two committees.
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2022 to the Directors of the Bank as a group for their services as Directors was $892,000.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2022, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2022, the total cost for these restricted shares amounted to $835,050 of which $354,423 was registered during 2022, and the remaining compensation cost of $480,627 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2022, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 686,325 Class E shares, representing approximately 2.5% (based on 27,893,292 Class E shares outstanding as of December 31, 2022) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2022 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2022. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2022 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2022 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units (3)
Jorge Salas	29,192	13,001	42,193	*	22,759
Samuel Canineu	10,980	2,078	13,058	*	6,235
Adriana Lizzeth Diaz	6,250	211	6,461	*	633
Olazhir Ledezma	8,733	1,645	10,378	*	4,936
Erica Lijtztain	25,368	7,157	32,525	*	11,162
Ana Graciela de Méndez	10,578	5,434	16,012	*	8,746
Carlos Daniel Raad	3,552	0	3,552	*	0
Jorge Luis Real	4,775	2,593	7,368	*	4,834
Alejandro Tizzoni	19,412	8,041	27,453		14,105
Eduardo Vivone	13,909	7,733	21,642	*	12,872
Total	132,749	47,893	180,642		86,282

*    Less than one percent of the outstanding Class E shares.
(1)Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2022.
(3)Includes 47,291, 29,648 and 19,343 unvested restricted stock units granted to executive officers on February 2022, February 2021 and February 2020, under the 2015 Plan, respectively. These restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2022, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2022:

Name	Number of Shares Owned as of December 31, 2022 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2022 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Alexandra M. Aguirre	6,300	—	6,300	*	11,700
Ricardo Manuel Arango	50,025	—	50,025	*	11,700
Isela Costantini	6,300	—	6,300	*	11,700
Mario Covo	78,027	—	78,027	*	11,700
José Alberto Garzón	24,300	—	24,300	*	11,700
Miguel Heras Castro	309,581	—	309,581		17,550
Roland Holst	31,150	—	31,150	*	11,700
Fausto de Andrade Ribeiro	0	—	0	*	6,000
Total	505,683	—	505,683		93,750
*     Less than one percent of the outstanding Class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 27, 2022; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
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
In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks, the Bank’s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit Committee, and all members of the Nomination, Compensation and Operations Committee of the Bank are independent directors.
The Bank’s Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.
Meetings of the Board and Committees
Executive sessions of the Bank's directors are held during each meeting of the Board. During the fiscal year ended December 31, 2022, the Board held six meetings. Directors attended an average of 97% of the total number of Board meetings held during the fiscal year ended December 31, 2022.
The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2022:

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Alexandra M. Aguirre		Member	Member	Member
Ricardo Manuel Arango		Member	Member	Chairman
Isela Costantini	Member				Chairman
Mario Covo		Member	Chairman
José Alberto Garzón	Chairman			Member	Member
Miguel Heras Castro		Chairman	Member
Roland Holst		Member	Member
Fausto de Andrade Ribeiro	Member				Member

Number of Committee Meetings Held in 2022	6	5	5	6	7
Audit Committee
The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The current members of the Audit Committee are Mr. José Alberto Garzón, Ms. Isela Costantini, and Mr. Fausto de Andrade Ribeiro.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit Committee´s financial expert is Mr. Fausto de Andrade Ribeiro.
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
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2022, the Audit Committee met six times.
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
The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2022.
The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing committee of the Board. According to its charter, the Risk Policy and Assessment Committee must be comprised of at least three directors. The current members of the Risk Policy and Assessment Committee are Mr. Miguel Heras Castro (Chair), Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango, Mr. Mario Covo and Mr. Roland Holst.
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
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2022, the Risk Policy and Assessment Committee held five meetings.
The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Finance and Business Committee
The Finance and Business Committee is a standing committee of the Board. According to its charter, the Finance and Business Committee must be comprised of at least three directors. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango, Mr. Miguel Heras Castro and Mr. Roland Holst.
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2022, the Committee held five meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Anti-Money Laundering, Compliance and Sustainability Committee
The Anti-Money Laundering, Compliance and Sustainability Committee is a standing committee of the Board. The current members of the Anti-Money Laundering, Compliance and Sustainability Committee are Directors Mr. Ricardo Manuel Arango (Chair), Ms. Alexandra M. Aguirre and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Executive Vice President-Chief Operating Officer, Executive Vice President-Commercial Banking, Executive Vice President-Chief Risk Officer, Executive Vice President-Strategic Planning, Executive Vice President-Chief Audit Officer, Executive Vice President-Chief Investor Relations Officer, Executive Vice President-Chief Legal Officer and Corporate Secretary, Head Office Chief Compliance Officer and New York Agency Compliance Officer.
The Anti-Money Laundering, Compliance and Sustainability Committee acts in support of the Board, fulfilling its responsibilities in compliance matters while also fulfilling the functions attributed to them pursuant to applicable laws and regulations related to compliance, including the responsibility to direct the Bank’s Compliance Program on a strategic level.
Compliance includes all the laws and regulations that apply to the Bank and are related to: (i) Anti-Money Laundering and the Combating of the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction (AML/CFT), (ii) The U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), (iii) The Foreign Accounts Tax Compliance Act (FATCA), (iv) The OECD’s Common Reporting Standards (CRS), and (v) The Foreign Corrupt Practices Act (FCPA).
With respect to Environmental, Social and Governance (ESG) issues, on which the Bank's sustainability is based, the Board provides that the Committee shall also be in charge of overseeing these initiatives and the work carried out by Management towards the development, implementation and maintenance of a sustainability program for the Bank, reporting to the Board on a regular basis and coordinating with other Board Committees in charge of certain aspects related to social and environmental issues.
During the fiscal year ended December 31, 2022, the Anti-Money Laundering, Compliance and Sustainability Committee held six meetings.
The Anti-Money Laundering, Compliance and Sustainability Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Nomination, Compensation and Operations Committee
The Nomination, Compensation and Operations Committee is a standing committee of the Board. According to its charter, the Nomination, Compensation and Operations Committee must be comprised of at least three directors. The current members of the Nomination, Compensation and Operations Committee are Ms. Isela Costantini (Chair), Mr. José Alberto Garzón and Mr. Fausto de Andrade Ribeiro.
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the Nomination, Compensation and Operations Committee can be an employee of the Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. The Nomination, Compensation and Operations Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2022, the Nomination, Compensation and Operations Committee held seven meetings.
The Nomination, Compensation and Operations Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel. Additionally, this Committee submits recommendations on issues related to improving the Bank´s operating model and evaluates and proposes technology and communications strategic plans. Further, the Nomination, Compensation and

Operations Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.
The Nomination, Compensation and Operations Committee considers qualified director candidates recommended by shareholders. All director candidates are evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the Committee considered candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.
The charter of the Nomination, Compensation and Operations Committee requires an annual self-evaluation of the Committee’s performance.
The Nomination, Compensation and Operations Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
None of the Bank’s executive officers serve as a director or a member of the Nomination, Compensation and Operations Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination, Compensation and Operations Committee. None of the members of the Nomination, Compensation and Operations Committee has ever been an employee of the Bank.
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

D.     Employees
The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2022	2021	2020
Bladex Head Office in Panama	208	161	154
New York Agency	6	6	5
Representative Office in Argentina	3	3	4
Representative Office in Brazil	9	6	6
Representative Office in Mexico	7	4	4
Representative Office in Colombia	5	4	4
Total Number of Permanent Employees	238	184	177
As of December 31, 2022, the Bank's workforce comprised 238 employees, representing 16 nationalities, 96% of which are from Latin American countries. The Bank's human capital is the main backbone of all business activities, ensuring the overall well-being of its employees, it became increasingly important. The Bank’s priority is to provide all employees with an environment that integrates both their professional fulfillment and personal well-being.
Having a multicultural work environment is one of Bladex’s main strengths. The presence of different nationalities and cultures among the Bank’s employees, coupled with the commitment and professionalism demonstrated, led to difficulties being taken as challenges and opportunities, enriching the Bladex brand.
The Bank’s goal is to have all employees, regardless of their race, ethnicity, religion, age, gender, national origin, or other characteristics, feel valued, respected and accepted for their unique characteristics and contributions to Bladex. For more information, please refer to Human Capital Management, and Diversity, Equity, and Inclusion, in the Environmental, Social and Governance section in Item 4.B..

E.     Share Ownership
See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”
Item 7.    Major Shareholders and Related Party Transactions
A.     Major Shareholders
As of December 31, 2022, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 15.9% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2022.

	As of December 31, 2022
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.9
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.4
Total Shares of Class A Common Stock	6,342,189	100.0	17.5

Class B Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	42.3	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	14.2	0.8
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	7.0	0.4
Sub-total shares of Class B Common Stock	1,327,579	63.5	3.6
Total Shares of Class B Common Stock	2,089,075	100.0	5.7

Class E Common Stock
Brandes Investment Partners, L.P. (1) 4275 Executive Square 5th Floor La Jolla California 92037 United States	4,775,140	17.1	13.1
Sub-total shares of Class E Common Stock	4,775,140	17.1	13.1
Total Shares of Class E Common Stock	27,893,292	100.0	76.8

Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,324,556		100.0

(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 6, 2023.

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
Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2022	December 31, 2021	December 31, 2020
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,089,075	2,089,075	2,178,365
Class E Common Shares	27,893,292	27,799,882	31,157,386
Class F Common Shares	—	—	—
Total Common Shares	36,324,556	36,231,146	39,677,940
The number of the Bank’s Class A and Class B common shares outstanding as of December 31, 2022 did not change from December 31, 2021. During the year ended December 31, 2022, Class E common shares outstanding increased by 93,410 shares, mostly due to restricted stocks granted to directors and restricted stock units vested during 2022.
As of December 31, 2022, there were a total of 53 holders of record of the Bank's Class E shares, of which 15 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 85% of the Bank’s outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of the Bank’s Class A shares or Class B shares are held in the United States.
The Bank had no preferred stock issued and outstanding as of December 31, 2022.
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

As of December 31, 2022, and 2021, the Bank had credit transactions in the normal course of business with 11% and 10%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2022 and 2021, 12% and 8%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2022, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B”

shareholder was the registered owner of more than 2.9% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to three entities whose directors and/or executive officers are also directors of the Bank. These entities were:

i.Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2022, two loans remained outstanding to Sudameris Bank SAECA for the total amount of $38 million. These loans were made in September 12 and October 28, 2022. These outstanding loans had a weighted average interest rate of 6.61%. During 2022, the largest amount outstanding was $30 million.

ii.Banco do Brasil S.A., of which the Bank’s director, Fausto de Andrade Ribeiro, was the Chief Executive Officer until 2022. As of December 31, 2022, six loans remained outstanding to Banco do Brasil S.A. in the total amount of $181 million. These loans were made on January 14, March 15, April 12, May 31, June 10 and August 11, 2022. These outstanding loans had a weighted average interest rate of 2.95%. During 2022, the largest amount outstanding was $50 million.

iii.Banco Votorantim S.A., of which the Bank’s director, Fausto de Andrade Ribeiro, is also a director. As of December 31, 2022, one loan remained outstanding to Banco Votorantim S.A. in the total amount of $20 million. This loan was made on April 13, 2022. This outstanding loan had a weighted average interest rate of 3.28%. During 2022, the largest amount outstanding was $20 million.

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
For more information regarding the Bank’s related party transactions, see Item 18, “Financial Statements,” note 29.
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
The cash dividend declared per share to the Bank’s shareholders totaled $1.00 per common share for the year ended December 31, 2022, which was unchanged from the $1.00 per common share cash dividend declared for the years ended December 31, 2021 and 2020.
No special dividends were declared during three-year period ended December 31, 2022.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 28, 2023	March 10, 2023	$0.25
November 30, 2022	November 14, 2022	$0.25
August 30, 2022	August 15, 2022	$0.25
June 1, 2022	May 16, 2022	$0.25
March 22, 2022	March 7, 2022	$0.25
November 23, 2021	November 9, 2021	$0.25
August 24, 2021	August 9, 2021	$0.25
June 2, 2021	May 17, 2021	$0.25
March 10, 2021	February 23, 2021	$0.25
November 25, 2020	November 9, 2020	$0.25
August 25, 2020	August 10, 2020	$0.25
May 13, 2020	April 27, 2020	$0.25
March 12, 2020	February 26, 2020	$0.385
The Bank has no preferred shares issued and outstanding as of December 31, 2022.
B.     Significant Changes
Not applicable.
Item 9.    The Offer and Listing

A.     Offer and Listing Details
The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2022	17.35	12.58
2021	19.33	14.30
2020	22.71	7.73
2019	22.94	16.96
2018	30.43	15.33
2023:
March	19.17	16.26
February	18.72	16.52
January	17.47	15.71
2022:
December	16.81	15.58
November	16.69	14.96
October	15.92	13.02
2023:
First Quarter	19.17	15.71
2022:
First Quarter	17.35	14.88
Second Quarter	15.72	12.58
Third Quarter	15.36	13.00
Fourth Quarter	16.81	13.02
2021:
First Quarter	16.92	14.37
Second Quarter	16.36	14.30
Third Quarter	17.67	14.85
Fourth Quarter	19.33	16.09
(1)Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.
B.     Plan of Distribution
Not required in this Annual Report.
C.     Markets
The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 76.8% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2022. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.
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
The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members. As of December 31, 2022, no Class F shares or preferred shares were issued and outstanding.
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
F.    Dividends and Paying Agents
Not required in this Annual Report.
G.    Statement by Experts
Not required in this Annual Report.
H.    Documents on Display
Upon written or oral request, the Bank will provide without charge to each person to whom this Annual Report is delivered, a copy of any or all of the documents listed as exhibits to this Annual Report (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents). Written requests for copies should be directed to the attention of Mr. Carlos Daniel Raad, Chief Investor Relations Officer, Bladex, as follows: (1) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (2) if by courier, to Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Raad at +507 366-4925 ext. 7925. Written requests may also be sent via e-mail to Mr. Raad at craad@bladex.com or ir@bladex.com. Information is also available on the Bank’s website at: https://www.bladex.com/en.
I.    Subsidiary Information
Not applicable.

I.    Annual Report to Security Holders
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
Interest Rate Risk Management and Sensitivity
The tables below list the notional amounts and weighted interest rates, as of December 31, 2022 and 2021, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2022:

Expected maturity date
	2023	2024	2025	2026	2027	There- after	Without maturity	Total 2022	Fair value 2022
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	300,638	242,201	246,183	216,055	6,889	7,977	—	1,019,943	973,526
Average fixed rate	3.85%	4.36%	4.65%	3.45%	3.08%	6.86%	—	4.10%

Loans at amortized cost
Fixed rate
U.S. Dollars	3,518,614	134,253	50,731	22,310	21,148	23,410	—	3,770,466	3,774,749
Average fixed rate	6.25%	5.08%	6.05%	6.34%	6.37%	7.18%	—	6.21%
Mexican Peso	51,824	3,514	1,279	—	—	—	—	56,617	57,244
Average fixed rate	13.01%	12.75%	12.75%	—	—	—	—	12.99%
Floating rate
U.S. Dollars	1,076,150	545,908	412,643	422,075	139,106	93,712	—	2,689,594	2,705,466
Average floating rate	7.09%	7.30%	7.82%	8.28%	8.41%	9.02%	—	7.56%
Mexican Peso	53,032	32,015	103,240	23,690	16,165	18,201	—	246,343	248,193
Average floating rate	13.58%	13.13%	12.69%	13.66%	13.39%	12.43%	—	13.06%

LIABILITIES:

Fixed rate
U.S. Dollars	1,632,403	181,626	400,000	—	30,000	—	—	2,244,029	2,213,397
Average fixed rate	4.19%	2.20%	2.38%	—	5.81	—	—	3.73%
Mexican Peso	—	—	209,908	5,385	211,590	—	—	426,883	415,993
Average fixed rate	—	—	6.96%	6.50%	9.45%	—	—	8.19%
Euro Dollar	26,754	52,237	10,702	10,701	10,701	—	—	111,095	109,729
Average fixed rate	0.23%	3.84%	0.90%	0.90%	0.90%	—	—	2.12%
Japanese Yen	196,245	38,180	7,636	15,425	—	15,272	—	272,758	272,647
Average fixed rate	1.05%	0.47%	0.77%	0.95%	—	1.27%	—	0.97%
Australian Dollar	—	17,026	—	—	—	9,942	—	26,968	26,344
Average fixed rate	—	1.41%	—	—	—	7.00%	—	3.47%
Sterling Pound	—	—	—	—	4,464	—	—	4,464	3,888
Average fixed rate	—	—	—	—	1.50%	—	—	1.50%
Swiss Franc	—	10,820	—	—	—	—	—	10,820	10,467
Average fixed rate	—	0.35%	—	—	—	—	—	0.35%
Floating rate
U.S. Dollars	267,500	75,000	300,000	162,775	—	—	—	805,275	811,369
Average floating rate	5.49%	4.96%	5.00%	5.60%	—	—	—	5.28%
Mexican Peso	452,751	307,644	—	64,419	—	—	—	824,814	826,566
Average floating rate	11.48%	10.55%	—	10.61	—	—	—	11.07%

Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	—	10,000	—	—	—	—	—	10,000	178
Average pay rate	—	4.52%	—	—	—	—	—	4.52%
Average receive rate	—	3.55%	—	—	—	—	—	3.55%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	145,512	10,000	—	—	—	—	—	155,512	409

Expected maturity date
	2023	2024	2025	2026	2027	There- after	Without maturity	Total 2022	Fair value 2022
($ Equivalent in thousands)
Average pay rate	3.63%	5.59%	—	—	—	—	—	4.61%
Average receive rate	6.07%	6.29%	—	—	—	—	—	6.18%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	55,000	—	—	—	—	—	—	55,000	21
Average pay rate	5.40%	—	—	—	—	—	—	5.40%
Average receive rate	5.70%	—	—	—	—	—	—	5.70%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	20,000	—	—	—	128,000	—	—	148,000	148
Average pay rate	3.60%	—	—	—	9.20%	—	—	6.40%
Average receive rate	5.60%	—	—	—	9.20%	—	—	7.40%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	1,937	—	—	—	—	—	—	1,937	0
U.S. Dollars fixed rate	—	—	—	—	—	—	—	—
U.S. Dollars floating rate	8.35%	—	—	—	—	—	—	8.35%
Pay U.S. Dollars	388,035	328,442	226,108	99,253	92,366	39,429	—	1,173,633	0
U.S. Dollars fixed rate	4.22%	2.14%	2.19%	2.43%	2.05%	2.75%	—	2.63%
U.S. Dollars floating rate	—	5.90%	—	—	4.19%	5.85%	—	5.31%
Receive Mexican Peso	364,088	217,940	209,479	69,803	89,081	—	—	950,391	44,954
Mexican Peso fixed rate	11.64%	—	6.97%	6.50%	9.20%	—	—	8.57%
Mexican Peso floating rate	12.02%	8.90%	8.21%	—	—	—	—	9.71%
Pay Mexican Peso	1,827	—	—	—	—	—	—	1,827	133
Mexican Peso floating rate	14.10%	—	—	—	—	—	—	14.10%
Receive Euro Dollar	26,754	53,508	10,702	10,702	—	10,702	—	112,365	(23,177)
Euro Dollar fixed rate	0.23%	3.75%	0.90%	0.90%	—	0.90%	—	1.33%
Receive Japanese Yen	—	30,544	15,272	15,425	—	15,272	—	76,512	(6,961)
Japanese Yen fixed rate	—	0.42%	0.75%	0.95%	—	1.27%	—	0.84%
Receive Australian Dollar	—	17,026	—	—	—	10,215	—	27,242	(2,013)
Australian Dollar fixed rate	—	1.41%	—	—	—	6.81%	—	4.11%
Receive Sterling Pound	—	—	—	—	4,464	—	—	4,464	(656)
Sterling Pound fixed rate	—	—	—	—	1.50%	—	—	1.50%
Receive Swiss Franc	—	—	10,800	—	—	—	—	10,800	311
Swiss Franc fixed rate	—	—	0.35%	—	—	—	—	0.35%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Japanese Yen/ Pay U.S. Dollars	180,639	—	—	—	—	—	—	180,639	21,883
Average exchange rate	143.53	—	—	—	—	—	—	143.53
Receive Euro Dollar/ Pay U.S. Dollars	8,533	—	—	—	—	—	—	8,533	37
Average exchange rate	1.065	—	—	—	—	—	—	1.065
Receive U.S. Dollars/ Pay Brazilian Reales	194	—	—	—	—	—	—	194	(2)
Average exchange rate	5.38	—	—	—	—	—	—	5.38
(1)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.
As of December 31, 2021:

Expected maturity date

	2022	2023	2024	2025	2026	There- after	Without maturity	Total 2021	Fair value 2021
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
Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2022, the Bank had an equivalent of $307 million in non-U.S. dollar financial assets and $306 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.7 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2022 amounted to the equivalent of $307 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.
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
The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2022		As of December 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	945,260	895,154	637,422	632,848
Securities at FVOCI	77,972	77,972	193,488	193,488
Interest rate swaps (2)	10,000	177	—	—
(1)As of December 31, 2022 and 2021, the carrying value of securities at amortized cost is net of accrued interest receivable of $11.2 million and $8.1 million, and the allowance for expected credit losses of $8.0 million and $1.9 million, respectively.
(2)As of December 31, 2022 and 2021, includes interest rate swaps that applies for hedge accounting.
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
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2022, and concluded that they were effective as of December 31, 2022.
b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2022. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.
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
Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2022, the Bank’s internal control over financial reporting was effective.
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
Opinion on Internal Control Over Financial Reporting
We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries' (the Bank) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG
Panama City, Republic of Panama
April 28, 2023
d) Changes in Internal Control over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks. As of the date hereof, the Audit Committee’s financial expert is Mr. Fausto de Andrade Ribeiro. Mr. Ribeiro is independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.
See Item 6.A., “Directors and Executive Officers.”
Item 16B.    Code of Ethics
The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in April of 2023 and approved by the Board of Directors in its meetings held on April 25, 2023, without material-substantive changes.
A copy of the Bank’s amended Code of Ethics is being filed with the SEC as an Exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and may also be found on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
Item 16C.    Principal Accountant Fees and Services
The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

	As of December 31,
	2022	2021

Audit fees	$677,892	$656,124
Audit-related fees	181,900	103,790
Tax fees	0	0
All other fees	0	0
Total	$859,792	$759,914
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
Item 16G.    Corporate Governance
The corporate governance practices of the Bank and those required by the NYSE for domestic companies in the United States differ in two significant ways:
First, under Section 303A.04 of the NYSE Rules, a listed company must have a nomination/corporate governance committee comprised entirely of independent directors. However, it is common practice among public companies in Panama, including the Bank, not to have a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. The Nomination, Compensation and Operations Committee is responsible for making recommendations to the Board on corporate governance matters.
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
The Bank's corporate governance manual complies with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules and is available in the “Governance” section of the Bank’s website at https://www.bladex.com/en/governance.
Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:
Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Miguel Heras Castro
Director and Chairman of the Board of Directors
Torre V, Business Park
Avenida La Rotonda, Urbanización Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
In addition, the Bank has selected Ethics Line, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at https://www.bladex.com/en.

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

/s/ Jorge Salas
Chief Executive Officer

April 28, 2023

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
as of December 31, 2022
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
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries (the Bank) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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
Assessment of the allowance for loan losses
As discussed in Notes 3.4 and 5 to the consolidated financial statements, the Bank’s allowance for loan losses (ALL) was $55.2 million as of December 31, 2022, of which $33.6 million related to the allowance for loan losses evaluated on a collective basis (collective ALL) and $21.6 million related to the allowance for loan losses evaluated on an individual basis (individual ALL). Fundamental to the Bank's ALL estimate are the customer credit risk rating and the country risk rating which the Bank assigns to each loan. These ratings are determined using models that incorporate judgmental inputs and assumptions including, for the customer credit risk rating model, quantitative and qualitative factors of customer's financial performance and conditions and, for the country risk rating model, future macroeconomic scenarios and related assumptions. The Bank applies a three-stage approach to measure ALL. Generally, loans are initially classified in stage 1. Subsequently, the customer credit and country risk ratings are used to assess whether there has been a significant increase in credit risk (SICR), stage 2, or when the financial asset is credit impaired, stage 3. The Bank calculates a collective ALL for loans in stages 1 and 2 and assesses expected credit losses (ECL) on an individual basis for loans in stage 3. Lifetime ECL is recorded when the Bank determines that there has been a SICR (stage 2) or when the financial asset is in default (stage 3); otherwise, a 12-month ECL is recorded (stage 1). The collective ALL is the product of multiplying the Bank's estimates of probability of default (PD), loss given default (LGD) and the exposure at default (EAD) of each loan. The Bank uses models to develop the PD and LGD, which are derived from internal historical default and loss experience adjusted for current conditions. The Bank calculates ECL on an individual basis based on the expected cash flows which consider the possible recovery scenarios including the related collateral valuation when applicable.

We identified the assessment of the collective and individual ALL as a critical audit matter. It requires a high degree of audit effort involving subjective auditor judgment, including specialized skills and knowledge, due to the number and complexity of significant assumptions and the resulting significant measurement uncertainty. The collective and individual ALL methodologies required significant assumptions in the methods and models used to determine the PDs, LGDs and customer credit and country risk ratings. These significant assumptions included: historical observation periods; forecasts of macroeconomic scenarios and customer's financial performance and conditions; and cash flow recovery scenarios.

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

–We involved financial risk management professionals with specialized skills and knowledge, who assisted in: (i) evaluating the Bank's collective and individual ALL methodologies for compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) assessing the conceptual soundness and performance testing of the PD and LGD models by inspecting model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the customer credit and country risk rating models by comparing them to relevant industry practices, considering the Bank's business environment; and (iv) for a sample of countries, assessing the macroeconomic variables used by the Bank in each country risk rating by comparing them to publicly available information and performing sensitivity analysis using alternative reliable sources.

–We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) testing a selection of the Bank's customer credit risk ratings by independently developing a rating using information of the borrower's financial performance and conditions and comparing them to the Bank's ratings; and (ii) evaluating the sources of repayment and any relevant guarantees or underlying collateral used in the individual ALL estimate.

/s/ KPMG
We have served as the Bank’s auditor since 2018.
Panama City, Republic of Panama
April 28, 2023

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of financial position
December 31, 2022
(In thousands of US dollars)

	Notes	2022	2021

Assets
Cash and due from banks	5,7,8	1,241,586	1,253,052

Securities, net	5,7,9	1,023,632	831,913

Loans, net	5,7,10	6,760,434	5,713,022

Customers' liabilities under acceptances	5,7	163,345	201,515
Derivative financial instruments - assets	5,7,13	68,159	10,805
Equipment and leasehold improvements, net	15	17,282	17,779
Intangibles, net	16	2,104	1,595
Other assets	18	7,368	8,430
Total assets		9,283,910	8,038,111

Liabilities and Equity
Liabilities:
Demand deposits		233,757	362,356
Time deposits		2,956,959	2,673,872
	5,7,19	3,190,716	3,036,228
Interest payable		14,670	1,229
Total deposits		3,205,386	3,037,457

Securities sold under repurchase agreements	5,7,20	300,498	427,497
Borrowings and debt, net	7,21	4,416,511	3,304,178
Interest payable		47,878	11,322

Lease liabilities	22	16,745	17,733
Acceptances outstanding	5,7	163,345	201,515
Derivative financial instruments - liabilities	5,7,13	33,761	28,455
Allowance for losses on loan commitments and financial guarantee contract	5,7	3,628	3,803
Other liabilities	23	26,811	14,361
Total liabilities		8,214,563	7,046,321

Equity:
Common stock	25	279,980	279,980
Treasury stock	25	(114,097)	(115,799)
Additional paid-in capital in excess of value assigned to common stock	25	120,498	120,043
Capital reserves	33	95,210	95,210
Regulatory reserves	33	136,019	136,019
Retained earnings		543,612	487,885
Other comprehensive income (loss)	26	8,125	(11,548)
Total equity		1,069,347	991,790
Total liabilities and equity		9,283,910	8,038,111
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31, 2022
(In thousands of US dollars, except per share data and number of shares)

	Notes	2022	2021	2020
Interest income:
Deposits		18,836	1,186	4,895
Securities		24,000	9,939	3,531
Loans		289,785	129,758	172,547
Total interest income	28	332,621	140,883	180,973
Interest expense:
Deposits		(66,044)	(12,846)	(25,800)
Borrowings and debt		(117,987)	(40,445)	(61,861)
Lease liabilities	22	(579)	(810)	(862)
Total interest expense	28	(184,610)	(54,101)	(88,523)

Net interest income		148,011	86,782	92,450

Other income (expense):
Fees and commissions, net	27	19,791	18,298	10,418
Loss on financial instruments, net	12	(1,410)	(1,296)	(4,794)
Other income, net		280	422	1,083
Total other income, net	28	18,661	17,424	6,707

Total revenues		166,672	104,206	99,157

(Provision for) reversal of credit losses	5,28	(19,521)	(2,328)	1,464
Gain on non-financial assets, net	14,28	—	742	296

Operating expenses:
Salaries and other employee expenses	30	(34,219)	(21,652)	(21,462)
Depreciation of equipment, improvements to leased property and investment property	15,17	(2,154)	(2,749)	(3,587)
Amortization of intangible assets	16	(561)	(742)	(753)
Other expenses	31	(18,177)	(14,780)	(11,522)
Total operating expenses	28	(55,111)	(39,923)	(37,324)
Profit for the year		92,040	62,697	63,593

Per share data:
Basic earnings per share (in US dollars)	24	2.54	1.62	1.60
Diluted earnings per share (in US dollars)	24	2.54	1.62	1.60
Weighted average basic shares (in thousands of shares)	24	36,304	38,796	39,656
Weighted average diluted shares (in thousands of shares)	24	36,304	38,796	39,656
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December 31, 2022
(In thousands of US dollars)

	Note	2022	2021	2020
Profit for the year		92,040	62,697	63,593

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of instruments at FVOCI, net of hedging	26	—	—	546

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	26	19,613	(12,252)	2,265
Reclassification of gains (losses) on financial instruments to profit or loss	26	60	48	(425)
Exchange difference in conversion of foreign currency operation	26	—	448	(360)

Other comprehensive income (loss)	26	19,673	(11,756)	2,026

Total comprehensive income for the year		111,713	50,941	65,619
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31, 2022
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2020	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167

Profit for the year	—	—	—	—	—	63,593	—	63,593
Other comprehensive income	—	—	—	—	—	—	1,424	1,424
Transfer of fair value on equity instrument at FVOCI	—	—	—	—	—	(602)	602	—
Issuance of restricted stock	—	1,391	(1,391)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,722	—	—	—	—	1,722
Exercised options and stock units vested	—	279	(279)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(44,986)	—	(44,986)
Balances at December 31, 2020	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920

Profit for the year	—	—	—	—	—	62,697	—	62,697
Other comprehensive income	—	—	—	—	—	—	(11,756)	(11,756)
Issuance of restricted stock	—	1,391	(1,391)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,908	—	—	—	—	1,908
Exercised options and stock units vested	—	888	(888)	—	—	—	—	—
Repurchase of "Class B" and "Class E" common stock	—	(60,079)	—	—	—	—	—	(60,079)
Dividends declared	—	—	—	—	—	(38,900)	—	(38,900)
Balances at December 31, 2021	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790

Profit for the year	—	—	—	—	—	92,040	—	92,040
Other comprehensive income	—	—	—	—	—	—	19,673	19,673
Issuance of restricted stock	—	1,039	(1,039)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	2,157	—	—	—	—	2,157
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,313)	—	(36,313)
Balances at December 31, 2022	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December 31, 2022
(In thousands of US dollars)

	Notes	2022	2021	2020
Cash flows from operating activities
Profit for the year		92,040	62,697	63,593
Adjustments to reconcile profit for the year to net cash (used in) provided by operating activities:
Depreciation of investment property, equipment and leasehold improvements	15	2,154	2,749	3,587
Amortization of intangible assets	16	561	742	753
Gain on investment property - Right-of-use	14	—	(742)	—
Gain on investment property - Fair value	14	—	—	(296)
Provision for (reversal of) credit losses	5	19,521	2,328	(1,464)
Unrealized (gain) loss on financial instruments at FVTPL	12	—	(227)	806
Realized (gain) loss on financial instruments at FVTPL	12	(510)	—	2,175
Net gain on financial instruments at FVOCI	12	—	(14)	—
Gain on sale of financial instruments at amortized cost	12	—	(333)	—
Compensation cost - share-based payment	30	2,157	1,908	1,722
Net changes in hedging position and foreign currency		719	(428)	(194)
Disposal of equipment and leasehold improvements	15	6	255	30
Derecognition of intangible assets	16	—	—	1
Interest income		(332,621)	(140,883)	(180,973)
Interest expense		184,610	54,101	88,523
Changes in operating assets and liabilities:
Pledged deposits		(8,599)	(24,248)	648
Loans		(1,053,888)	(821,531)	911,073
Other assets		1,709	(1,705)	2,321
Due to depositors		154,488	(102,672)	250,564
Other liabilities		12,284	(4,677)	1,432
Cash flows (used in) provided by operating activities		(925,369)	(972,680)	1,144,301
Interest received		296,131	154,293	194,129
Interest paid		(140,415)	(53,327)	(91,021)
Net cash (used in) provided by operating activities		(769,653)	(871,714)	1,247,409

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	15	(1,651)	(453)	(997)
Acquisition of intangible assets	16	(1,070)	(353)	(1,311)
Proceeds from the sale of securities at amortized cost		—	16,369	—
Proceeds from the sale of securities at FVOCI		—	33,492	1,882
Proceeds from the sale of loans to FVTPL		49,681	—	—
Proceeds from the redemption of securities at amortized cost		132,524	123,302	52,576
Proceeds from the redemption of securities at FVOCI		112,840	10,000	—
Purchase of securities at amortized cost		(458,983)	(618,440)	(143,594)
Purchase of securities at FVOCI		—	(9,999)	(227,027)
Purchase of investments at FVTPL		—	—	(1,433)
Net cash used in investing activities		(166,659)	(446,082)	(319,904)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(127,000)	416,835	(29,867)
Net increase (decrease) in short-term borrowings and debt	21	579,065	1,196,710	(1,212,023)
Proceeds from long-term borrowings and debt	21	1,038,110	266,640	827,732
Payments of long-term borrowings and debt	21	(536,792)	(97,520)	(781,274)
Payments of lease liabilities	22	(995)	(1,227)	(1,114)
Dividends paid		(36,141)	(38,570)	(44,669)
Repurchase of common stock		—	(60,079)	—
Net cash provided by (used in) financing activities		916,247	1,682,789	(1,241,215)

(Decrease) increase net in cash and cash equivalents		(20,065)	364,993	(313,710)
Cash and cash equivalents at beginning of the year		1,211,001	846,008	1,159,718
Cash and cash equivalents at end of the year	8	1,190,936	1,211,001	846,008

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
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. The company specializes in offering financial leasing and other financial products such as loans and factoring. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%.
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
These consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2023.

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
2.3    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following items:

Items	Basis of measurement
Securities and other financial instruments at FVOCI and FVTPL	Fair value
Financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships	At amortized cost adjusted for the risk components associated to the hedging relationship
Investment property	Fair value
Share-based payments	Fair value
2.4    Reclassification
As of December 31, 2022, the Bank segregates the lease liabilities carrying amount from borrowings and debt, net presented in the consolidated statement of financial position. Prior periods and other related disclosures have been reclassified to a comparable presentation.
The reclassification in 2021 figures decreased borrowings and debt, net and increased lease liabilities carrying amount by $17.7 million. The reclassification had no impact on total liabilities nor total equity.
2.5    Basis of consolidation
The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank until the date on which control ceases. All intercompany balances and transactions have been eliminated on consolidation and, when necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.    Basis of preparation of the consolidated financial statements (continued)
2.5    Basis of consolidation (continued)
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
3.1    Foreign currency
Foreign currency transactions
The Bank determines the functional currency. For each subsidiary, the items included in the consolidated financial statements are measured using the functional currency of the Bank.
Transactions and balances
Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using month-end spot foreign exchange rates. The Bank uses monthly-average exchange rates to translate revenues and expenses from local functional currency into presentation currency. The effects of those translation adjustments are reported as a component of other comprehensive income (loss) in the consolidated statement of changes in equity.
Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate effective at the date on which fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate effective at the date of the transaction.
Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of foreign subsidiaries whose functional currency is the US dollar, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using month-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current year’s earnings in the line item "gain (loss) on financial instruments, net" in the consolidated statement of profit or loss, except for those corresponding to monetary items that are designated as hedge items in qualifying cash flow or net investment hedges recognized in other comprehensive income until maturity or sale, at which time the carrying amount is reclassified to profit or loss, except for the carrying amount of equity instruments designated to be measured at fair value through other comprehensive income.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.2    Interest
Effective interest rate
Interest income and expense are recognized in profit or loss using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument measured at amortized cost.
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
The calculation of the effective interest rate includes any amount directly attributable to the transaction such as origination fees (paid or received), premiums, discounts, and transaction costs.
Amortized cost and gross carrying amount
The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit loss allowance.
Methodology for calculation of interest income and expense
The effective interest rate of a financial asset or financial liability is calculated on initial recognition. In calculating interest income and expense, the effective interest rate is applied to the gross book balance of the asset, when the asset is not credit-impaired, or to the amortized cost of the liability. The effective interest rate is revised as a result of periodic re-estimation of cash flows of floating-rate instruments to reflect movements in market interest rates.
For financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, the interest income calculation returns to the gross basis.
For financial assets that were credit-impaired on initial recognition, interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the asset. The calculation of interest income does not return to the gross basis, even when it shows an improvement in the credit risk of the financial asset.
Presentation
Interest income and expense calculated using the effective interest rate presented in the consolidated statement of profit or loss include:
-    Interest on financial assets and financial liabilities measured at amortized cost.
-    Interest on securities measured at FVOCI.
-    Interest on loans measured at FVTPL.
-    Interest expense on lease liabilities.
-    The effective portion of the variability in interest flows from the hedge instruments, in the same period as the cash flows from the hedged item affect interest income or expense.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.3    Fees and commissions
Fees that are integral to the effective interest rate on a financial asset or financial liability are described in Note 3.2.
Fees and commissions are determined based on considerations specified in a contract with the client. The Bank recognizes such income when control over the service is transferred to a customer.
The following table describes the services, other than financial intermediation, from which the Bank generates its income:

Type of services	Nature of performance obligations
Letters of credit
Issuance	Guarantee to honor the stipulated amount agreed to in the terms and conditions entered with the customer, upon presentation of required documentation.

Negotiation	Review of the shipping documents, by the beneficiary, upon presentation and acceptance of payment on demand or on the day the reimbursement is made by the designated bank.

Acceptance	Commitment issued to the beneficiary to pay to a supplier in a future date, once all the shipping documents have been reviewed as to compliance with the terms and conditions of the letter of credit.

Confirmation	Commitment issued to the issuer bank and the beneficiary to honor or negotiate shipping documents.

Amendment	A request to amend the original letter of credit on behalf of the beneficiary modifying the original terms and conditions.

Syndications
Structuring	Advise to the borrower by structuring the terms and conditions of a credit facility and coordinating among the lenders’ and the borrowers’ legal counsel all legal aspects relating to the credit facility, among others.

Other services
Other	Assignment of rights, transferability, reimbursements, payments, discrepancies, courier charges and transfers.

3.4    Financial assets and liabilities
A.    Date of recognition and initial measurement
The Bank initially recognizes loans, deposits, securities and financial liabilities on settlement date. Other financial instruments are recognized on trade date, date on which the Bank becomes a party to the contractual provisions of the instrument.
Recognized financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities, not measured at fair value through profit or loss (FVTPL), are added to or deducted from the fair value of the financial assets or liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.
Financial assets and liabilities designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
B.    Classification of financial assets
The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss based on the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
-    The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-    The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest (SPPI).
A financial asset is measured at fair value through other comprehensive income (FVOCI) only if it meets both of the following conditions and is not designated as at FVTPL:
-    The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-    The contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI.
Unrealized gains or losses for financial assets at FVOCI are reported as net increases or decreases in other comprehensive income until realized. Gains or losses realized on sale of financial asset are included in the line item gain (loss) on financial instruments, net.
The rest of financial assets are classified at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determine that the SPPI criteria is not met for its classification at amortized cost or at FVOCI.
At initial recognition, the following irrevocable election / designation for measurement of a financial asset on an asset-by-asset basis may be made:
-    It may irrevocably elect to present subsequent changes in fair value of an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination, and
-    It may irrevocably designate a debt instrument that meets the amortized cost or at FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
For an equity instrument designated as measured at FVOCI, the cumulative gain or loss previously recognized in other comprehensive income is not subsequently reclassified to profit or loss, but is transferred within equity to retained earnings.
C.    Classification of financial liabilities
The Bank classifies all financial liabilities as subsequently measured at amortized cost, except for those liabilities designated as hedged items in qualifying fair value hedging relationships, which are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
D.    Business model assessment
The Bank assesses the objective of the business model at a level that reflects how the financial asset groups are managed to obtain a particular business objective and how information on those assets is provided to Management. The assessment considers the following:
-    The Bank’s policies and objectives for the portfolio and the operation of those policies in practice. In particular, if management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
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
E.    Assessment whether contractual cash flows are solely payments of principal and interest (SPPI)
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding at a point in time and for other basic lending risks and costs as well as profit margin.
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
-    Leverage features;
-    Prepayment and extension terms;
-    Terms that limit the Bank´s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and features that modify consideration of the time value of money (e.g. periodical reset of interest rates).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
The Bank measures its financial assets and liabilities at FVTPL, when the assessment of the financial instrument’s contractual terms and the cash flows derived from it determines that the SPPI criteria is not met for its classification at amortized cost or at FVOCI.
F.    Reclassification
If the business model under which the Bank holds financial assets changes, the financial assets affected are reclassified. The classification and measurement requirements related to the new category apply prospectively from the first day of the first reporting period following the change in business model that results in reclassifying the Bank’s financial assets.
During the current fiscal year and previous accounting period there was no change in the business models under which the Bank holds the financial assets and therefore no reclassifications were made. Changes in contractual cash flows are considered under the accounting policies on derecognition and modification of financial assets and liabilities.
G.    Derecognition of financial assets and liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
-    The rights to receive cash flows from the asset have expired.
-    The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
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
The Bank assesses the transfer of risks and benefits by comparing the entity’s exposure, before and after the transfer, with the variation in the amounts and timing of the net cash flows of the transferred asset; additionally, the continued participation in a transferred financial asset is measured by the lowest value between the original carrying amount of the asset and the maximum amount of the consideration that the Bank could be required to pay.

In derecognizing the financial asset, the allowance for losses is deducted from the gross carrying amount of the financial asset; any accumulated gain or loss that has been recognized in other comprehensive income is recognized in profit or loss.

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
The Bank enters into transactions whereby it transfers assets recognized on its consolidated statement of financial position but retains either all or substantially all the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities and transactions under repurchase agreements.
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
H.    Modified financial asset or liability
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
I.    Offsetting

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
J.    Fair value measurement
Fair value of an instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, between market participants at the measurement date or, in its absence, the most advantageous market to which the Bank has access at that date. The fair value of a liability reflects its non-performance risk.
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
K.    Allowances for losses on financial instruments
The allowances for losses on financial instruments are provided for losses derived from the expected credit losses (“ECL”), inherent in the loan portfolio, investment securities and loan commitments and financial guarantee contracts, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses for financial instruments are recognized in profit or loss or in other comprehensive income (loss) depending on classification of the instrument. Incurred credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to profit or loss. The allowance for expected credit losses for financial instruments at amortized cost is reported as a deduction of financial assets and, the allowance for expected credit losses on loan commitments and financial guarantee contracts, such as letters of credit and guarantees, is presented as a liability.
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
The analysis of customer risk considers financial and operational factors, sector / industry, market and managerial, as well as the ratings of international rating agencies, quality of information and other elements of an objective nature, including projections on indicators.
For the assignment of customer credit ratings, quantitative and qualitative criteria are applied, depending on whether the counterpart corresponds to a financial entity or a corporation, and broken down into several factors, which receive a weighting within the customer's rating.
In the analysis of the country risk, for the establishment of the rating, the assessment of quantitative and qualitative factors specific to the country under analysis is considered, as well as the regional and global macroeconomic environment, considering projections about the future performance of the country´s environment.
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
i)    Measurement of expected credit losses

Calculation of the allowance for expected credit losses for financial instruments is made based on the risk rating resulting from the Bank's internal model and considers, generally (certain exceptions apply), the worst among the country risk rating of the transaction and the customer risk rating.
The table below provides a mapping of the Bank’s internal credit risk grades to external ratings.

Internal rating	12 - month average PD (1) %	External rating (2)	Description
1 - 4	0.09	Aaa – Ba1	Exposure in customers or countries with payment ability to satisfy their financial commitments.
5 - 6	2.28	Ba2 – B3	Exposure in customers or countries with payment ability to satisfy their financial commitments, but with more frequent reviews.
7	7.81	Caa1 - Caa3	Exposure in customers whose primary source of payment (operating cash flows) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, or in countries where the operation carries certain risks.
8 - 9	34.52	Ca	Exposure in customers whose operating cash flows continuously show insufficiency to service the debt on the originally agreed terms, or in countries where the operation is limited or restricted to certain terms, structure and types of credits.
10	100	C	Exposure to customers with operating cash flows that do not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.
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
The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the value of the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and it is established based on a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This assessment considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.
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
The impairment loss is calculated by comparing the present value of the future expected cash flows, discounted at the original effective rate of the credit transaction, with its current carrying amount and the amount of any loss is recognized as a provision for losses in the consolidated statement of profit or loss for those measured at amortized cost, and in equity for those operations measured at FVOCI.
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
ii)    Definition of Default
The Bank considers a financial asset to be in default when it presents any of the following characteristics:
–The borrower is past due for more than 90 days in any of its financial obligations, either in the principal payment or interest;
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
For financial instruments measured at FVOCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset was measured at amortized cost would be recognized in profit or loss as the impairment amount. Impairment losses or recoveries are accounted for as an adjustment to the reserve in accumulated other comprehensive income in the consolidated statement of financial position, against profit or loss for the year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.4    Financial assets and liabilities (continued)
Additionally, to determine if there has been a significant increase in risk, the Bank applies an alert model considering the international economic environment, the specific financial situation by country and the economic analysis of the industry where the customer generates its income. The model defines a consolidated calculation of risk severity depending on the weighing of the risk severity for each scenario under analysis. Also, this model depends on the context of the variables or the ratings constructed for each one (by market, country and economic sector).
Impairment on a financial asset is assessed based on numerous factors and its relative importance varies on a case-by-case basis. Factors considered in determining whether there has been a negative impact on the estimated future cash flows of a financial asset include: significant financial difficulties of the issuer/debtor; high probability of default; granting a concession to the issuer/debtor; disappearance of an active market due to financial difficulties; breach of contract, such as defaults or delays in principal or interest; and observable data indicating that there is a measurable decrease in expected cash flows since initial recognition.
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
In order to determine whether there has been a significant increase in the credit risk of a financial instrument, the assessment is based on quantitative and qualitative information.
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
The reserve balances for expected credit losses for credit exposures, are calculated applying the following formula:
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
L.    Write-offs
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
Recoveries of amounts previously written off are recognized when cash is received in the allowance for losses as mentioned in Note 3.4 (K).
3.5    Derivative financial instruments for risk management purposes and hedge accounting

Derivatives held for risk management purposes include all derivative assets and liabilities that are not classified as trading assets or liabilities. Derivatives held for risk management purposes are measured at fair value in the consolidated statement of financial position. Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain/loss is immediately recognized in the consolidated statements of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedging relationship.
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
The Bank uses derivative financial instruments for its management of interest rate and foreign currency risks. Interest rate swap contracts, cross-currency swap contracts and foreign exchange forward contracts have been used to manage interest rate and foreign exchange risks.
These derivatives contracts can be classified as fair value or cash flow hedges. In addition, foreign exchange forward contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than the US dollar. These derivatives contracts are classified as net investment hedges.
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
Derivatives for hedging purposes primarily include US dollar interest rate swaps, cross currency swaps and foreign exchange forward contracts. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated statement of financial position as derivative financial instruments used for hedging - assets and liabilities, as applicable; and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively. Hedging instruments should be assessed qualitatively and quantitatively, assessed on a quarterly basis in order to determine their effectiveness at achieving offsetting changes in fair value or cash flows. Any ineffectiveness must be reported in current-year profit or loss.
i)    Hedge accounting relationship

As the Bank enters into a hedge accounting relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rationale, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried out by the Bank as the underlying of the hedging instrument matches or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment, whether qualitative or quantitative, considers the following: a) maturity; b) nominal amount; c) cash flow dates; d) interest rate basis; and e) credit risk, including the effect of collateral, among others.
ii)    Hedge ratio

The hedge ratio is the ratio between the amount of the hedged item and the amount of the hedging instrument. For most of the hedging relationships, the hedge ratio is 1:1 as the underlying of the hedging instrument perfectly matches the designated hedged risk. For a hedging relationship with a correlation between the hedged item and the hedging instrument that is not a 1:1 relationship, the hedge ratio is generally set so as to adjust for the type of relationship in order to improve effectiveness.
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

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk, except when the hedging instrument hedges an equity instrument designated at FVOCI in which case it is recognized in OCI. The carrying amount of a hedged item not already measured at fair value is adjusted in profit or loss for the fair value change attributable to the hedged risk. For financial instruments measured at FVOCI, the carrying amount is not adjusted as it is already at fair value, but the portion of the fair value on the hedged item associated with the hedged risk is recognized in profit or loss instead of OCI. When the hedged item is an equity instrument designated at FVOCI, the hedging gain/loss remains in OCI to match that of the hedging instrument.

If the hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as an adjustment to the yield in profit or loss.
Cash flow hedges
When a derivative is designated as a hedging instrument for variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of the change in fair value of the derivative is recognized in OCI and it is recognized in profit or loss when the hedged cash flows affect income. The ineffective portion is recognized in profit or loss in the line item gain (loss) on financial instruments, net.

If the cash flow hedge relationship is terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively and the related amounts recognized in OCI are reclassified to profit or loss when hedged cash flows occur.

The Bank recognizes the costs associated with foreign exchange forward contracts when the hedged item is an asset or liability, as interest income or expense, adjusting the yield of the underlying transaction in profit or loss, and accumulates a reserve in OCI in the consolidated statement of financial position, which is reclassified to profit or loss upon maturity.
Net investment hedges

When a derivative instrument or a non-derivative financial item is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and presented in the foreign currency translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative is recognized in profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment when disposal of the investment in the foreign operation occurs.
3.6    Cash and due from banks

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding restricted deposits.
3.7    Loans
Loans reported in the consolidated statement of financial position include:
-    Loans at amortized cost.
-    Loans measured at FVTPL.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)

3.7    Loans (continued)

Loans at amortized cost consider the principal outstanding amounts and interest receivable net of unearned interest, deferred fees and allowance for expected credit losses. Loans recognized and designated as hedged items in qualifying fair value hedging relationships, are measured at amortized cost adjusted for the hedge risk components associated to the hedging relationship. Purchased loans are recognized at the acquisition cost. The difference between the outstanding amount and the acquisition cost of loans, premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are also reflected as an adjustment to the yield.

Loans measured at FVTPL arise as the result of the assessment of the financial instrument’s contractual terms and it is determined that the cash flows derived from the assessed instrument do not meet the SPPI criteria for its classification at amortized cost or at fair value through other comprehensive income.
3.8    Securities
Securities presented in the consolidated statement of financial position include:
-    Debt investment securities measured at amortized cost; these are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method, except for those designated as hedged items in qualifying fair value hedging relationships which are measured at amortized cost adjusted for the hedged risk component associated with the hedging relationship.
-    Debt investment securities measured at FVOCI. For the instruments designated as hedged items in qualifying fair value hedging relationships, the carrying amount is not adjusted, as it is already at fair value, but the portion of the fair value gain or loss of the hedged item associated with the hedged risk is recognized in profit or loss rather than OCI.
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

3.10    Loan commitments and financial guarantee contracts (continued)
Credit commitments
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
-    The Bank has the right to direct the use of the asset. The Bank has decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:
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
The right-of-use asset is recognized at cost from the initial measurement of lease liabilities, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation. Subsequently, it is depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in the line item of equipment and improvements to leased property and the liability as lease liabilities, both in the consolidated statement of financial position.

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
The Bank applies IFRS 15 to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.
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

When the Bank disposes of an investment property – right of use, it writes off its original cost and its accumulated depreciation. Any resulting difference between the net asset and the associated lease liability is recognized in profit or loss.
3.12    Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost excluding the costs of day–to–day maintenance, less accumulated depreciation and impairment losses, if applicable. Changes in the expected useful lives are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.
Depreciation is calculated using the straight–line method over their estimated useful life, to write down the cost of assets and equipment to their residual values. The estimated useful lives are as follows:

Useful life in years
Furniture and equipment	3 to 5 years
Hardware	3 years
Other equipment	2 to 4 years
Leasehold improvements	3 to 15 years or up to the lease term
Equipment and leasehold improvements include right of use assets arising from leases. Recognition and subsequent measurement for lease contracts are set out in Note 3.11.
Leasehold improvements are amortized on a straight-line basis calculated without exceeding the length of the respective lease contracts.
Equipment and leasehold improvements are derecognized on disposal or when no future economic benefits are expected from their use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income or other expenses in profit or loss.
3.13    Investment property
Property that is held with the intention of generating a return from rental, capital appreciation or both, as well as right-of-use assets that the Bank holds under sublease agreements and that are not occupied by the Bank, are classified as investment property in the consolidated statement of financial position and are initially measured at cost, including all transaction-related costs and, where applicable, costs associated with financing.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.13    Investment property (continued)
After initial recognition, investment property is measured at fair value, except for that recognized investment property – right of use that the Bank holds under sublease agreements which are subsequently measured at cost.
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

When the Bank disposes of an investment property at fair value in an arm’s length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in profit or loss as gain (loss) on non-financial assets, net.
3.14    Intangible assets
An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank.
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized using the straight-line method reducing the cost of the intangible asset to their residual value over the estimated useful lives of the assets. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and they are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is presented as a separate line item in profit or loss.
Bank’s intangible assets include the cost of computer software, licenses, model design, among others. Gains or losses arising from the derecognition of an intangible asset are determined by the Bank as the difference between proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognized in profit or loss for the year in which the transaction occurs.
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
3.17    Share-based payments
Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When stock options and restricted stock units vested are exercised, the Bank’s policy is to sell treasury stock, if available.
3.18    Equity
Reserves
Regulatory and capital reserves are established as appropriations from retained earnings and, as such, form part of retained earnings. Additions and reductions of regulatory and capital reserves require the approval of the Bank’s Board of Directors and the SBP, as applicable.
Other capital reserves, presented as other comprehensive income include:
-    Translation reserve: The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations when the functional currency of the foreign operation is other than the US dollar, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.
-    Hedging reserve: The hedging reserve comprises the effective part of the cumulative net change in the fair value of the hedging instruments designated in a cash flow hedging relationship, as well as the offsetting effect of currency translation of the hedging items.
-    Fair value reserve: The fair value reserve comprises the cumulative net change in the fair value of investment securities measured at FVOCI, less the ECL allowance recognized in profit or loss less the risk hedged when an underlying was designated in a fair value hedging relationship.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.20    Taxes
Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to tax authorities. Tax laws and regulations used to compute those amounts are those enacted or substantively enacted by the reporting date:
-    Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-    Bladex Representacao Ltda. is subject to income taxes in Brazil.
-    Bladex Development Corp. is subject to income taxes in Panama.
-    BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-    The New York Agency and Bladex Holdings, Inc., incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.
Current and deferred tax

The current tax at the reporting date as well as for the deferred tax, result in a minimal amount, whereby the changes are presented in the consolidated statement of profit or loss as other expenses.
The Bank performs an annual assessment of laws and regulations in its different jurisdictions together with its tax experts to determine uncertainty regarding income tax treatments, concluding that there is no uncertainty about tax treatments applied in each tax legislation.
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
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and customers’ liabilities under acceptances.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Significant accounting policies (continued)
3.21    Segment reporting (continued)
Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, negotiation, acceptance, confirmation and amendment of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as infrequent sales in the secondary market; (iv) gain (loss) on sale on financial instruments measured at FVTPL; (v) reversal of (provision) for credit losses, (vi) gain (loss) on other non-financial assets, net; and (vii) direct and allocated operating expenses.
The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the consolidated statements of financial position, such as liquidity, interest rate and currency rate. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated above ‘A-’, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost (the “Credit Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, securities sold under repurchase agreements and borrowings and debt, net.
Profits from the Treasury Business Segment include (i) net interest income derived from the above mentioned treasury assets and liabilities, (ii) gain (loss) on derivative financial instruments and foreign currency exchange, (iii) gain (loss) on financial instruments at FVOCI, (iv) reversal of (provision) for credit losses on such instruments and (v) direct and allocated operating expenses.
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
Determining the allowance for expected credit losses
The Bank individually assesses all credit impaired loans at amortized cost at each reporting date to assess whether an impairment loss is required to be recognized. Management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about several factors and actual results that may vary, resulting in future changes to the allowance. Loans at amortized cost that do not give rise to credit impairment individually are assessed in groups of assets with similar credit risk characteristics. This is to determine whether a provision should be made due to expected loss events for which there is objective evidence, but which effects are not yet evident.
The collective assessment takes into account data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, among others), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate price indices, country risk and the performance of various individual groups).

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
i.    Significant increase in credit risk
For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL and lifetime ECL on stage 2 or stage 3 assets. An asset moves to stage 2 or stage 3 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased, the Bank takes into account reasonable and supportable forward-looking qualitative and quantitative information.
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
4. Accounting policies not yet effective at the reporting date
The following amendments and modifications have not been applied early by the Bank and no significant impacts have been identified on the consolidated financial statements or on their disclosures:
–Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2): The Board issued amendments to IAS 1 Presentation of Financial Statements and IFRS 2 Practice Statement to replace the term “significant” for “material” requiring entities to disclose material information about their accounting policies, rather than their significant accounting policies.
–Classification of Liabilities as Current or Non-current (Amendments to IAS 1): The amendments clarify that the classification of liabilities as current and non-current interacts with an unconditional right to defer settlement relative to having the discretion to refinance or extend an obligation. A clarification of liquidation is included.
–Definition of Accounting Estimates (Amendments to IAS 8): The Board issued amendments to include the definition of accounting estimates. According to the new definition, accounting estimates are "monetary amounts in the financial statements that are subject to measurement uncertainty."
–Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12): The Board issued amendments on deferred tax relating to assets and liabilities arising from a single transaction. The amendments reduced the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (Recognition Exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
–Lease Liability in a Sale and Leaseback (Amendments to IFRS 16): The amendments clarify how a seller-lessee accounts for variable lease payments arising in a sale and leaseback transaction. The amendments introduce a new accounting model for variable payments and will require seller-lessees to reassess and potentially restate sale-leaseback transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5. Financial risk review
This note presents information about the Bank’s exposure to financial risks.
A.    Credit risk
i.    Credit quality analysis
The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Explanation of the terms ‘Stage 1’, ‘Stage 2’ and ‘Stage 3’ is included in Note 3.4 (K).
Loans at amortized cost, outstanding balance

	December 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,864,686	—	—	2,864,686
Grades 5 - 6	0.75 - 3.80	3,645,901	50,625	—	3,696,526
Grades 7 - 8	3.81 - 34.51	123,603	48,098	20,000	191,701
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,634,190	98,723	30,107	6,763,020
Loss allowance		(28,589)	(5,050)	(21,561)	(55,200)
Total		6,605,601	93,673	8,546	6,707,820

	December 31, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,016,938	—	—	3,016,938
Grades 5 - 6	0.75 - 3.80	2,466,348	57,799	—	2,524,147
Grades 7 - 8	3.81 - 34.51	99,807	83,120	10,593	193,520
		5,583,093	140,919	10,593	5,734,605
Loss allowance		(20,115)	(16,175)	(5,186)	(41,476)
Total		5,562,978	124,744	5,407	5,693,129

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	302,260	—	—	302,260
Grades 5 - 6	0.75 - 3.80	279,550	1,700	—	281,250
Grades 7 - 8	3.81 - 34.51	195,864	—	—	195,864
		777,674	1,700	—	779,374

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	34,258	—	—	34,258
Grades 5 - 6	0.75 - 3.80	19,782	—	—	19,782
Grades 7 - 8	3.81 - 34.51	109,305	—	—	109,305
		163,345	—	—	163,345
		941,019	1,700	—	942,719
Loss allowance		(3,605)	(23)	—	(3,628)
Total		937,414	1,677	—	939,091

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	257,831	—	—	257,831
Grades 5 - 6	0.75 - 3.80	172,993	21,400	—	194,393
Grades 7 - 8	3.81 - 34.51	151,535	—	—	151,535
		582,359	21,400	—	603,759

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	54,185	—	—	54,185
Grades 5 - 6	0.75 - 3.80	6,903	—	—	6,903
Grades 7 - 8	3.81 - 34.51	140,427	—	—	140,427
		201,515	—	—	201,515
		783,874	21,400	—	805,274
Loss allowance		(3,472)	(331)	—	(3,803)
Total		780,402	21,069	—	801,471

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost

	December 31, 2022
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	736,139	—	—	736,139
Grades 5 - 6	0.75 - 3.80	154,248	46,589	—	200,837
Grades 7 - 8	3.81 - 34.51	—	—	4,995	4,995
		890,387	46,589	4,995	941,971
Loss allowance		(2,170)	(1,779)	(4,002)	(7,951)
Total		888,217	44,810	993	934,020

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	453,627	—	—	453,627
Grades 5 - 6	0.75 - 3.80	177,496	—	—	177,496
		631,123	—	—	631,123
Loss allowance		(1,790)	—	—	(1,790)
Total		629,333	—	—	629,333
Securities at FVOCI

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,972	—	—	77,972
		77,972	—	—	77,972
Loss allowance		(10)	—	—	(10)
Total		77,962	—	—	77,962

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	193,488	—	—	193,488
		193,488	—	—	193,488
Loss allowance		(26)	—	—	(26)
Total		193,462	—	—	193,462

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Current	6,634,190	98,723	—	6,732,913
Past Due	—	—	20,000	20,000
Delinquent	—	—	10,107	10,107
Total	6,634,190	98,723	30,107	6,763,020

	December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Current	5,583,093	140,919	10,593	5,734,605

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2022
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	368,711	483	(544)
Cross-currency swaps	1,175,570	45,806	(33,217)
Foreign exchange forwards	189,173	21,870	—
Total	1,733,454	68,159	(33,761)

	December 31, 2021
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,282	(538)
Cross-currency swaps	883,931	9,523	(27,917)
Total	943,931	10,805	(28,455)

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
The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2022, and 2021, the coverage ratio to the carrying amount of the loan portfolio was 12%.
iii.    Incorporation of forward-looking information
The Bank incorporates information about forward-looking economic environment, when assessing whether the credit risk of a financial instrument has significantly increased since initial recognition applying customer and country risk rating models which include projections of the inputs under analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Supplementary, for the expected credit loss measurement, the results of the “alert model” can be considered, through the assessment of a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomic factors. These estimates and assumptions are supported by a base scenario. Other scenarios represent upside and downside results. The implementation and interpretation of the outcomes of the alert model are based on Management´s expert judgment, pondering on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.
The external information could include economic data and projections published by governmental committees, monetary agencies (for example, the U.S. Federal Reserve and banking authorities from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.
Main macroeconomic variables of the alert model with forward-looking scenarios are:

Variables	Description
GDP Growth (Var. %)	% Variation in the growth of the Gross Domestic Product (GDP)

ComEx Growth Index (Var. %)	% Variation in foreign trade growth (Export + Import)
The model uses, as main inputs, the percentage variation of the gross domestic product and the percentage of the foreign trade growth index. The main movements and changes in the variables are analyzed, in general and in particular for each country in the region. The historical and projected information over a period of five years allows Management to estimate the macroeconomic effects in the Bank's portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The table below lists the alert model's macroeconomic assumptions for countries representing the higher exposures, for the base, upside and downside scenarios over the five-year forecasted average available for each reporting period.

		Variable
		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
	Scenario	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	Base	1.9%	2.7%	7.1%	9.5%
Brazil	Upside	2.9%	3.7%	10.6%	13.0%
	Downside	0.5%	1.3%	3.1%	5.5%
	Base	1.7%	3.4%	3.1%	12.4%
Chile	Upside	2.8%	4.5%	6.6%	15.9%
	Downside	0.5%	2.2%	-0.9%	8.4%
	Base	3.6%	4.6%	8.4%	10.7%
Colombia	Upside	4.7%	5.7%	11.4%	13.7%
	Downside	2.3%	3.3%	4.9%	7.2%
	Base	4.8%	6.2%	5.8%	11.0%
Dominican Republic	Upside	6.0%	7.4%	9.3%	14.5%
	Downside	3.5%	4.9%	1.8%	7.0%
	Base	3.5%	3.5%	5.8%	8.1%
Guatemala	Upside	4.5%	4.5%	8.8%	11.1%
	Downside	2.3%	2.3%	2.3%	4.6%
	Base	1.9%	3.0%	6.4%	9.4%
Mexico	Upside	2.9%	4.0%	10.4%	13.4%
	Downside	0.7%	1.8%	1.9%	4.9%
	Base	5.0%	5.6%	6.2%	5.6%
Panama	Upside	6.5%	7.1%	9.2%	8.6%
	Downside	3.6%	4.2%	2.7%	2.1%
	Base	2.9%	4.9%	4.9%	11.7%
Peru	Upside	3.9%	5.9%	8.4%	15.2%
	Downside	1.7%	3.7%	0.9%	7.7%
iv.    Loss allowances
The following tables show reconciliations from the opening to the closing balances of the loss allowance by class of financial instrument. The basis for determining transfers due to changes in credit risk is set out in our accounting policy in Note 3.4 (K).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(29)	29	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Transfer to credit-impaired financial instruments	(130)	—	130	—
Net effect of changes in allowance for expected credit losses	(1,718)	(10,146)	16,072	4,208
Financial instruments that have been derecognized during the year	(12,385)	(832)	—	(13,217)
New instruments originated or purchased	22,560	—	—	22,560
Write-offs	—	—	(893)	(893)
Recoveries	—	—	1,066	1,066
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	—	—
Transfer to 12-month expected credit losses	243	(243)	—	—
Net effect of changes in allowance for expected credit losses	(874)	(2,041)	438	(2,477)
Financial instruments that have been derecognized during the year	(13,100)	(1,615)	—	(14,715)
New instruments originated or purchased	17,343	—	—	17,343
Recoveries	—	—	160	160
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances
The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s Management is estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(160)	(39)	—	(199)
Financial instruments that have been derecognized during the year	(2,981)	(136)	—	(3,117)
New instruments originated or purchased	3,141	—	—	3,141
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	—	2,904
Transfer to lifetime expected credit losses	(53)	53	—	—
Transfer to 12-month expected credit losses	87	(87)	—	—
Net effect of changes in reserve for expected credit losses	(96)	42	—	(54)
Financial instruments that have been derecognized during the year	(1,793)	(155)	—	(1,948)
New instruments originated or purchased	2,901	—	—	2,901
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(46)	46	—	—
Transfer to credit-impaired financial instruments	(33)	—	33	—
Net effect of changes in allowance for expected credit losses	(13)	941	3,969	4,897
Financial instruments that have been derecognized during the year	(420)	—	—	(420)
New instruments originated or purchased	892	792	—	1,684
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	—	495
Net effect of changes in allowance for expected credit losses	(20)	—	—	(20)
Financial instruments that have been derecognized during the year	(160)	(33)	—	(193)
New instruments originated or purchased	1,508	—	—	1,508
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the year	(16)	—	—	(16)
Allowance for expected credit losses as of December 31, 2022	10	—	—	10

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	—	—	43
New instruments originated or purchased	(17)	—	—	(17)
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
The following table provides a reconciliation between:
-    Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
-    The (reversal) provision for credit losses’ line item in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2022			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	4,208	(199)	4,897	—	8,906
Financial instruments that have been derecognized during the year	(13,217)	(3,117)	(420)	(16)	(16,770)
New financial assets originated or purchased	22,560	3,141	1,684	—	27,385
Total	13,551	(175)	6,161	(16)	19,521

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2021			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(2,477)	(54)	(20)	—	(2,551)
Financial instruments that have been derecognized during the year	(14,715)	(1,948)	(193)	(17)	(16,873)
New financial assets originated or purchased	17,343	2,901	1,508	—	21,752
Total	151	899	1,295	(17)	2,328

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2020			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	13,459	79	38	—	13,576
Financial instruments that have been derecognized during the year	(28,036)	(1,885)	(86)	—	(30,007)
New financial assets originated or purchased	12,828	1,666	430	43	14,967
Total	(1,749)	(140)	382	43	(1,464)

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
The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
	2022	2021
Credit-impaired loans at beginning of year	5,186	4,588
Classified as credit-impaired during the year	130	—
Change in allowance for expected credit losses	14,606	191
Write-offs	(893)	—
Recoveries of amounts previously written off	1,066	160
Interest income	1,466	247
Credit-impaired loans at end of year	21,561	5,186

December 31, 2022
Investments at amortized cost with credit impairment at beginning of year	—
Classified as credit-impaired during the year	33
Change in allowance for expected credit losses	3,717
Interest income	252
Investments at amortized cost with credit impairment at end of year	4,002

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
vi.Concentrations of credit risk
The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.
Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Carrying amount - principal	6,763,020	5,734,605	163,345	201,515	941,971	631,123	77,972	193,488
Amount committed/guaranteed	—	—	779,374	603,759	—	—	—	—

Concentration by sector
Corporations:
Private	2,553,193	1,934,056	409,139	336,181	543,381	362,085	24,773	59,096
State-owned	1,115,932	1,085,211	110,468	47,144	51,388	43,266	—	—
Financial institutions:
Private	2,245,385	2,123,881	120,614	140,289	250,975	127,690	—	—
State-owned	719,882	567,847	302,498	281,660	31,902	46,496	53,199	134,392
Sovereign	128,628	23,610	—	—	64,325	51,586	—	—
Total	6,763,020	5,734,605	942,719	805,274	941,971	631,123	77,972	193,488

Concentration by industry
Financial institutions	2,965,266	2,691,728	423,112	421,949	282,878	174,186	53,199	134,392
Manufacturing	1,341,453	1,122,325	293,659	193,169	339,914	180,088	14,898	44,586
Oil and petroleum derived products	1,244,491	1,091,264	104,426	62,208	77,553	74,954	9,875	14,510
Agricultural	317,037	267,382	3,854	—	—	—	—	—
Services	267,868	220,942	55,430	55,612	64,412	66,609	—	—
Mining	150,707	95,364	—	—	24,381	9,912	—	—
Sovereign	128,628	23,610	—	—	64,325	51,586	—	—
Other	347,570	221,990	62,238	72,336	88,508	73,788	—	—
Total	6,763,020	5,734,605	942,719	805,274	941,971	631,123	77,972	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Carrying amount - principal	6,763,020	5,734,605	163,345	201,515	941,971	631,123	77,972	193,488
Amount committed/guaranteed	—	—	779,374	603,759	—	—	—	—

Rating
1-4	2,864,685	3,016,938	336,519	312,016	736,139	453,627	77,972	193,488
5-6	3,696,527	2,524,147	301,031	201,296	200,837	177,496	—	—
7-8	191,701	193,520	305,169	291,962	4,995	—	—	—
10	10,107	—	—	—	—	—	—	—
Total	6,763,020	5,734,605	942,719	805,274	941,971	631,123	77,972	193,488

Concentration by country
Argentina	55,598	74,252	—	—	—	—	—	—
Australia	—	—	—	—	9,628	9,900	—	—
Belgium	25,362	17,374	—	—	—	—	—	—
Bolivia	—	3,000	3,759	2,983	—	—	—	—
Brazil	980,205	1,101,999	54,907	—	69,501	99,082	—	—
Canada	—	—	—	—	13,503	13,786	—	—
Chile	416,714	625,119	44,846	41,932	112,586	105,730	—	—
Colombia	702,409	795,467	54,333	50,630	54,484	38,038	—	—
Costa Rica	260,625	180,480	56,718	89,442	9,926	1,984	—	—
Denmark	—	—	11,880	—	—	—	—	—
Dominican Republic	579,918	275,423	27,534	16,499	4,828	4,947	—	—
Ecuador	110,466	37,446	305,168	281,075	—	—	—	—
El Salvador	30,032	73,500	—	6,867	—	—	—	—
France	126,929	179,491	66,906	62,172	—	—	—	—
Germany	—	—	10,000	7,000	—	—	—	—
Guatemala	745,837	431,543	67,456	58,145	—	3,051	—	—
Honduras	176,270	32,192	3,615	18,286	—	—	—	—
Hong Kong	2,800	17,600	—	—	—	—	—	—
Ireland	—	—	—	—	9,579	—	—	—
Israel	—	—	—	—	4,880	4,968	—	—
Jamaica	14,083	5,215	—	—	—	—	—	—
Japan	14,712	—	—	—	4,353	—	—	—
Luxembourg	114,557	117,700	—	—	—	—	—	—
Mexico	823,028	726,922	69,080	4,000	100,870	55,620	—	—
Panama	533,452	203,115	19,240	66,973	29,065	22,807	—	—
Paraguay	151,287	98,112	3,430	9,430	—	—	—	—
Peru	478,998	343,485	114,941	65,091	60,575	64,134	—	—
Singapore	152,208	58,117	24,333	10,750	—	—	—	—
Trinidad and Tobago	128,846	140,537	—	—	—	—	—	—
United States of America	53,463	19,000	3,349	—	458,193	207,076	43,464	88,170
United Kingdom	51,221	42,700	—	—	—	—	—	—
Uruguay	34,000	134,816	1,224	13,999	—	—	—	—
Multilateral	—	—	—	—	—	—	34,508	105,318
Total	6,763,020	5,734,605	942,719	805,274	941,971	631,123	77,972	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
vii.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:
a)Derivative financial instruments – assets

	December 31, 2022
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	68,159	—	68,159	—	(50,615)	17,544
Total	68,159	—	68,159	—	(50,615)	17,544

	December 31, 2021
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	10,805	—	10,805	—	(5,030)	5,775
Total	10,805	—	10,805	—	(5,030)	5,775

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	December 31, 2022
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(300,498)	—	(300,498)	791,956	22,947	514,405

Derivative financial instruments used for hedging	(33,761)	—	(33,761)	—	17,702	(16,059)
Total	(334,259)	—	(334,259)	791,956	40,649	498,346

	December 31, 2021
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net Amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(427,497)	—	(427,497)	498,274	3,110	73,887

Derivative financial instruments used for hedging	(28,455)	—	(28,455)	—	28,942	487
Total	(455,952)	—	(455,952)	498,274	32,052	74,374
B.Liquidity risk
i.Exposure to liquidity risk
The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and short-term funding. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities rated A- or above.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.Liquidity risk (continued)
The following table details the Bank’s liquidity ratios, described in the previous paragraph, as of December 31, 2022 and 2021, respectively:

	December 31,
	2022	2021
At the end of the year	167.46%	199.19%
Year average	132.63%	122.80%
Maximum of the year	276.86%	306.82%
Minimun of the year	81.18%	66.43%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2022			December 31, 2021
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,151	43	1,194	1,203	89	1,292
Latin America	15	—	15	8	—	8
Multilateral	25	35	60	—	105	105
Total	1,191	78	1,269	1,211	194	1,405
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2022	2021
(in millions of USD dollars)
Demand and "overnight" deposits	583	362
Demand and "overnight" deposits to total deposits	18.27%	11.92%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
(in millions of USD dollars)	2022	2021
Total liquid assets	1,269	1,404
Total assets to total liabilities	39.77%	46.26%
Total liquid assets in the Federal Reserve of the United States of America	90.23%	85.52%

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
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of USD dollars)	2022	2021
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	4,008	3,426
Average term (days)	200	191
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of USD dollars)	2022	2021
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,775	3,134
Average term (days)	1367	1365

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

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,241,779	—	—	—	—	1,241,779	1,241,586
Securities	129,983	105,789	98,345	744,996	10,293	1,089,406	1,023,632
Loans	2,294,259	1,478,494	1,223,661	2,244,454	158,967	7,399,835	6,760,434
Derivative financial instruments - assets	4,216	10,831	14,015	39,097	—	68,159	68,159
Total	3,670,237	1,595,114	1,336,021	3,028,547	169,260	9,799,179	9,093,811

Liabilities
Deposits	(2,770,754)	(256,989)	(161,889)	(39,805)	—	(3,229,437)	(3,205,386)
Securities sold under repurchase agreements	(53,418)	(64,513)	(55,144)	(138,286)	—	(311,361)	(300,498)
Borrowings and debt, net	(776,584)	(895,531)	(934,288)	(2,212,704)	(41,523)	(4,860,630)	(4,464,389)
Lease liabilities	(384)	(384)	(738)	(5,769)	(13,771)	(21,046)	(16,745)
Derivative financial instruments - liabilities	(3,702)	(764)	(63)	(26,882)	(2,350)	(33,761)	(33,761)
Total	(3,604,842)	(1,218,181)	(1,152,122)	(2,423,446)	(57,644)	(8,456,235)	(8,020,779)

Subtotal net position	65,395	376,933	183,899	605,101	111,616	1,342,944	1,073,032

Off-balance sheet contingencies
Confirmed letters of credit	166,367	117,398	21,024	—	—	304,789
Stand-by letters of credit and guarantees	132,353	117,750	92,750	8,772	—	351,625
Credit commitments	—	13,102	32,906	76,952	—	122,960
Total	298,720	248,250	146,680	85,724	—	779,374
Total net position	(233,325)	128,683	37,219	519,377	111,616	563,570

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)

	December 31, 2021
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,253,052	—	—	—	—	1,253,052	1,253,052
Securities	36,984	44,743	179,219	599,397	—	860,343	831,913
Loans	1,936,018	1,040,765	1,349,286	1,568,311	151,529	6,045,909	5,713,022
Derivative financial instruments - assets	2,791	3,592	—	4,422	—	10,805	10,805
Total	3,228,845	1,089,100	1,528,505	2,172,130	151,529	8,170,109	7,808,792

Liabilities
Deposits	(2,641,995)	(310,326)	(79,034)	(8,090)	—	(3,039,445)	(3,037,457)
Securities sold under repurchase agreements	(333,031)	(60,218)	—	(35,515)	—	(428,764)	(427,497)
Borrowings and debt, net	(583,283)	(726,715)	(802,911)	(1,348,323)	(16,536)	(3,477,768)	(3,315,500)
Lease liabilities	(393)	(393)	(787)	(5,819)	(15,215)	(22,607)	(17,733)
Derivative financial instruments - liabilities	—	(4,821)	(7,773)	(15,145)	(716)	(28,455)	(28,455)
Total	(3,558,702)	(1,102,473)	(890,505)	(1,412,892)	(32,467)	(6,997,039)	(6,826,642)

Subtotal net position	(329,857)	(13,373)	638,000	759,238	119,062	1,173,070	982,150

Off-balance sheet contingencies
Confirmed letters of credit	149,672	62,123	2,435	—	—	214,230
Stand-by letters of credit and guarantees	75,245	118,287	54,375	20,289	—	268,196
Credit commitments	35,000	—	45,000	41,333	—	121,333
Total	259,917	180,410	101,810	61,622	—	603,759
Total net position	(589,774)	(193,783)	536,190	697,616	119,062	569,311

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
iii.    Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2022		December 31, 2021
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,144,896	1,144,896	1,201,101	1,201,101
Cash and balances with other banks (1)	46,040	46,040	9,900	9,900
Total	1,190,936	1,190,936	1,211,001	1,211,001
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2022		December 31, 2021
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	50,649	1,190,936	42,051	1,211,001
Notional of investment securities	331,571	672,042	447,588	343,319
Loans at amortized cost	—	6,763,020	—	5,734,605
Total	382,220	8,625,998	489,639	7,288,925

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
i.    Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date on interest-bearing financial assets and liabilities:

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,233,700	—	—	—	—	7,886	1,241,586
Securities, net	112,736	114,815	82,666	701,749	7,977	—	1,019,943
Loans	2,956,268	2,531,067	1,007,343	240,949	27,393	—	6,763,020
Total	4,302,704	2,645,882	1,090,009	942,698	35,370	7,886	9,024,549

Liabilities
Demand deposits and time deposits	(2,746,776)	(250,299)	(153,862)	(35,082)	—	(4,697)	(3,190,716)
Securities sold under repurchase agreements	(52,164)	(62,968)	(53,740)	(131,626)	—	—	(300,498)
Borrowings and debt, net	(1,354,457)	(953,503)	(1,083,543)	(999,151)	(25,857)	—	(4,416,511)
Total	(4,153,397)	(1,266,770)	(1,291,145)	(1,165,859)	(25,857)	(4,697)	(7,907,725)

Net effect of derivative financial instruments held for interest risk management	476	41	2,145	12,215	(2,350)	—	12,527
Total interest rate sensitivity	149,783	1,379,153	(198,991)	(210,946)	7,163	3,189	1,129,351

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2021
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,249,545	—	—	—	—	3,507	1,253,052
Securities, net	26,693	28,906	121,834	647,178	—	—	824,611
Loans	2,510,544	1,593,471	1,378,589	246,721	10,593	—	5,739,918
Total	3,786,782	1,622,377	1,500,423	893,899	10,593	3,507	7,817,581

Liabilities
Demand deposits and time deposits	(2,634,776)	(309,601)	(78,439)	(8,000)	—	(5,412)	(3,036,228)
Securities sold under repurchase agreements	(332,417)	(60,052)	—	(35,028)	—	—	(427,497)
Borrowings and debt	(1,265,779)	(653,454)	(452,621)	(915,938)	(16,386)	—	(3,304,178)
Total	(4,232,972)	(1,023,107)	(531,060)	(958,966)	(16,386)	(5,412)	(6,767,903)

Net effect of derivative financial instruments held for interest risk management	2,791	(1,230)	(7,773)	(10,722)	(716)	—	(17,650)
Total interest rate sensitivity	(443,399)	598,040	961,590	(75,789)	(6,509)	(1,905)	1,032,028
Management of interest rate risk is complemented by monitoring the sensitivity of the Bank’s financial assets and liabilities to various standard interest rate scenarios. Standard scenarios that are considered on a monthly basis include a 50bps, 100bps and 200bps parallel fall or rise in all yield curves which are assessed based on market conditions.
Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
December 31, 2022	+50 bps	4,559	676
	-50 bps	(4,629)	(206)

December 31, 2021	+50 bps	(45)	17,232
	-50 bps	(2,297)	10,772
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
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Managing interest rate benchmark reform and any risks arising due to reform

The Bank has USD LIBOR exposures on floating-rate loans, borrowings and loan commitments. Disaggregated information of such financial instruments that have yet to transition to an alternative benchmark rate as at December 31, 2022 is the following. The information presented is the remaining exposure as at each reporting date.

	December 31, 2022	June 30, 2023
(Notional in US$ thousands)
Financial assets
Loans	1,357,407	1,178,782

Financial liabilities
Borrowings	62,500	12,500

Loan commitments	92,188	92,188
Disaggregated information by derivative financial instruments based on floating USD LIBOR rate, that have yet to transition to an alternative benchmark rate as at December 31, 2022 is the following. The information presented is the remaining notional amount as at each reporting date.

	December 31, 2022	June 30, 2023
(Notional US$ thousands)
Derivatives held for risk management
Derivative financial instruments - assets	1,937	—
Derivative financial instruments - liabilities	88,768	68,768

ii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2022
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	5.29	1.07	130.96	4,854.37	19.50
Assets
Cash and due from banks	26	53	4	9	5,439	38	5,569
Loans	—	—	—	—	301,765	—	301,765
Total	26	53	4	9	307,204	38	307,334

Liabilities
Borrowings and debt	—	—	—	—	(306,603)	—	(306,603)
Total	—	—	—	—	(306,603)	—	(306,603)

Net currency position	26	53	4	9	601	38	731

	December 31, 2021
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	5.57	1.14	115.15	4,072.94	20.46
Assets
Cash and due from banks	—	7	1	21	1,531	34	1,594
Loans	—	—	—	—	222,747	—	222,747
Total	—	7	1	21	224,278	34	224,341

Liabilities
Borrowings and debt	—	—	—	—	(224,384)	—	(224,384)
Total	—	—	—	—	(224,384)	—	(224,384)

Net currency position	—	7	1	21	(106)	34	(43)
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)
Non-financial risks are those related to the Bank’s operating model and the regulatory environment that may affect the integrity of the information, the Bank’s reputation and also its profit or loss accounts, as follows: operational, technological, cybersecurity, compliance (know your customer, money laundering, terrorism financing), environmental, fraud, among others.
Lead by the Head of Integrated Risk Management, an ongoing process of identification, measurement, monitoring, control, mitigation and reporting to all operating areas within the Bank is carried out continuously, considering the different types of risks to which the Bank is exposed to, according to the size and complexity of its operations, products and services.
The Bank has in place policies, standards and procedures, structures, and manuals relating to integrated risk management, designed to identify potential events that may affect it, all of which are consistent with the risk profile of the business, considering the complexity and the volume of its operations.
The Board of Directors is responsible for establishing the Bank’s acceptable risk profile, for which it has the knowledge and understanding of the risks to which the Bank is exposed to. The Board of Directors designate the members of the Risk Policy and Assessment Committee (CPER, for its acronym in Spanish), which is responsible for overseeing the overall risk process within the Bank.
CPER oversees the assessment and recommendation for approval of the Board of Directors of all the policies relating to a prudent Integrated Risk Management. Furthermore, the Committee also reviews and assesses the exposure, within the risk levels stated in its policies, by which the Bank is willing to assume the various risks it faces through business management.
The Head of Integrated Risk Management directly reports to the CEO and the CPER, and has as a main duty to ensure the integrated risk management of the Bank’s operating model and IT platform, as well as the financial and credit related risks, being responsible for implementing and maintaining risk-related procedures in place to ensure that an independent control process is kept, monitoring compliance of the risk principles, policies and limits at all levels throughout the Bank. The Head of Integrated Risk Management works closely with CPER to ensure that procedures are consistent with the integrated risk management governance framework.
Risk Management Committees:
-    Operational Risk Committee.
-    Country Risk Committee.
-    Credit Committee (Management Credit Committee / Board of Director´s Delegated Credit Committee / CPER).
-    Management and Monitoring Committee.
-    Asset and Liability Committee (ALCO).
The Bank emphasizes the awareness of its employees, promoting a Risk Management culture that has continuity over time and that allows them to understand and assimilate the importance of this concept from each of the processes that are executed within their areas. This is done throughout the training of all employees on an annual basis to raise their awareness in general terms of operational risks, which includes updates on applicable laws and regulations as required.
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
The Bank determines the appropriate level of allowances for expected credit losses based on a forward-looking process that estimates the probable loss inherent in its credit portfolio and is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s Management. This level of allowance reflects assumptions and estimations made in the context of changing political and economic conditions in the region, in which the Bank operates.
The Bank periodically assesses the adequacy and the validity of the allowance for expected credit losses calculation model. When assessing if the calculation model remains valid, characteristics and behavior of the loan portfolio are considered as a fundamental factor, as well as periodic economic analysis that contribute to the active management of the portfolio.
The Bank's business model holds a low-risk portfolio, which focuses on financial institutions and large leading corporations in the region, including "quasi-sovereign" entities in strategic sectors, with whom it mainly conducts foreign trade operations.
Climate risk, like any other risk in general, implies the presence of an extreme natural event, but unpredictable, resulting in a human activity that may be damaged by such event. Consequently, the Bank incorporates into its risk assessment the possible impacts of climate risk that may affect its credit portfolio.
Individually assessed reserves
The Bank individually assesses the appropriate reserves for certain significant financial assets, by considering interest payment delays, credit rating downgrading or any breach of the original contractual terms. Factors considered when determining a reserve include the sustainability of the counterparty’s business plan, its ability to improve performance when facing a difficult financial situation, projected payments and expected results in the event of bankruptcy, the availability of other financial support, the realizable value of collateral, and the timing of expected cash flows. Impairment loss is assessed at each reporting date, unless unforeseen circumstances require special attention on other dates.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)
A.    Credit risk (continued)
Financial guarantees and letters of credit are assessed in a similar manner to loans at amortized cost.
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
Credit Commitments
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
The Bank conducts daily reviews of the Liquidity Coverage Ratio (LCR). The LCR methodology follows local standards and guidelines recommended by the Basel Committee. The Bank also monitors the Net Stable Funding Ratio (NSFR), to maintain an adequate funding structure over the long term.
Liquidity is controlled through the periodic review of:
-    The maturity schedule to identify maturity “gaps” in the various timeframes.
-    Deposit concentration report to identify possible increases in amounts and maturities that may affect the Bank’s liquidity.
The Bank has a Liquidity Contingency Plan in place, which was designed to monitor a series of indicators that could trigger a liquidity event, with potential impact on the Bank’s operations and establishes an action plan so that the Bank’s liquidity is always assured.
C.    Market risk
Market risk is the risk that the value of the Bank’s assets and liabilities will decline due to changes in market conditions that may adversely affect its income. The risk is inherent in the financial instruments associated with the Bank’s operations and activities, including: loans, securities, borrowings and debt, derivatives, among others. The main risks include: interest rate risk and foreign exchange risk, which can affect asset prices and result in losses for the Bank.
With respect to interest rate risk management, the Bank’s policy requires Management to assess the asset and liability positions in order to reduce potential adverse impacts on net interest income due to market interest rate fluctuations.
The Bank manages interest rate risk by closely monitoring the appreciation and decline in value of the assets and liabilities through hedging to reduce potential negative impacts on profit or loss for the period and equity.

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
Interest rate risk derived from the IBOR reference rate reform
The main risks to which the Bank is exposed to as a result of the IBOR Reform are operational. Such operational risks include the renegotiation of credit agreements, updating of contractual terms and systems that use USD LIBOR curves, and review of operational controls related to the Reform. Financial risk is predominantly limited to interest rate risk.
As of December 31, 2022, the Bank continues its process of reviewing and updating the model contracts to incorporate the transition clauses to the new reference rate.  The Bank plans to complete the process of modifying the contracts before June 30, 2023, the date established by the Alternative Reference Rate Committee (ARRC) for the cessation of the LIBOR rate. All bond and debt contracts have been reviewed and updated to incorporate transition clauses to the new reference rate.
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
As part of an adequate operational risk management, the Bank maintains a Business Continuity Plan to provide effective responses that guarantee the continuity of services and the banking business activities upon the occurrence of events that may create an interruption or instability in its operations.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.    Financial risk management (continued)
F.    Cybersecurity risk
Cybersecurity or information technology security refers to the procedures designed, and measures implemented to protect technological appliances, networks, programs and data against cyber-attacks, in other words, unauthorized access or attacks aimed at operating, or misusing, the Bank’s technology platform to access the financial system. The Bank has approved policies and implemented procedures defining roles and responsibilities for managing information security as part of the IT security and technology risk management framework. These policies and procedures apply throughout the Bank and cover all relationships between the workforce, customers and suppliers, as well as any other individual who, on a permanent or temporary basis with the Bank, has some form of access to data, resource management and IT systems.
To counter the risk arising from cyber attacks, the Bank maintains a comprehensive monitoring program of the main attack vectors: emails and end-user devices, as well as the continuous frequency of scans and vulnerability management. To address the risks arising under the hybrid model, the Bank maintains security platforms that provide an adequate level of protection, in order to keep the same security posture, regardless of the physical location of the employees.
The Bank's Information Security Officer is responsible for ensuring compliance with policies and procedures by anyone with access to the Bank’s systems. The Bank's cybersecurity program has been developed with a holistic approach, allowing the Bank to encompass both technical and strategic measures in a single framework. This program is based on four fundamental pillars: Perimeter Security, Services and Infrastructure Security, User Security, and Data Security.
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
A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:
A.    Recurring valuation
Financial instruments at FVTPL or FVOCI
For financial instruments at FVTPL or FVOCI, fair value is based upon quoted market prices, when available, or if quoted market prices are not available on discounted expected cash flows including interest rate yield curves and other market rates.
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
For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flow model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.
The fair value adjustments applied by the Bank to its derivative carrying amounts include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap interest rate curves. Because not all counterparties have the same credit rating, valuation adjustments are necessary to incorporate the market view of both the counterparty's credit risk and the Bank's own credit risk ("Credit and Debit Value Adjustment" CVA / DVA).
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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
A.    Recurring valuation (continued)
Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	78,372	—	78,372

Derivative financial instruments - assets:
Interest rate swaps	—	483	—	483
Cross-currency swaps	—	45,806	—	45,806
Foreign exchange forwards	—	21,870	—	21,870
Total derivative financial instrument assets	—	68,159	—	68,159
Total assets at fair value	—	146,531	—	146,531

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	544	—	544
Cross-currency swaps	—	33,217	—	33,217
Total derivative financial instruments - liabilities	—	33,761	—	33,761
Total liabilities at fair value	—	33,761	—	33,761

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
A.    Recurring valuation (continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	194,491	—	194,491
Loans at FVTPL	—	—	5,313	5,313
Total	—	194,491	5,313	199,804

Derivative financial instruments - assets:
Interest rate swaps	—	1,282	—	1,282
Cross-currency swaps	—	9,523	—	9,523
Total derivative financial instrument assets	—	10,805	—	10,805
Total assets at fair value	—	205,296	5,313	210,609

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	538	—	538
Cross-currency swaps	—	27,917	—	27,917
Total derivative financial instruments - liabilities	—	28,455	—	28,455
Total liabilities at fair value	—	28,455	—	28,455
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
Financial instruments measured at amortized cost

The fair value of financial instruments measured at amortized cost is valued using quoted market prices. If quoted market prices are not available, then fair values are estimated based upon quoted prices for similar instruments. When prices for similar instruments are not available, then fair values are estimated by using discounted cash flow models using interest rate yields curves and other market rates. Such instruments are classified in levels 2 and 3.

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
B.    Non-recurring valuation (continued)
The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2022
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,241,586	1,241,586	—	1,241,586	—
Securities at amortized cost (1)	945,260	895,154	—	894,034	1,120
Loans at amortized cost (2)	6,760,434	6,785,652	—	6,785,652	—
Customers' liabilities under acceptances	163,345	163,345	—	163,345	—

Liabilities
Deposits	3,205,386	3,205,386	—	3,205,386	—
Securities sold under repurchase agreements	300,498	300,498	—	300,498	—
Borrowings and debt, net	4,416,511	4,389,902	—	4,389,902	—
Acceptances outstanding	163,345	163,345	—	163,345	—
and unearned interest and deferred fees of

	December 31, 2021
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,253,052	1,253,052	—	1,253,052	—
Securities at amortized cost (1)	637,422	632,848	—	628,284	4,564
Loans at amortized cost, net (2)	5,707,709	5,806,915	—	5,806,915	—
Customers' liabilities under acceptances	201,515	201,515	—	201,515	—

Liabilities
Deposits	3,037,457	3,037,457	—	3,037,457	—
Securities sold under repurchase agreements	427,497	427,497	—	427,497	—
Borrowings and debt, net	3,304,178	3,294,135	—	3,294,135	—
Acceptances outstanding	201,515	201,515	—	201,515	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $11.2 million and the allowance for expected credit losses of $8.0 million as of December 31, 2022 (accrued interest receivable of $8.1 million and the allowance for expected credit losses of $1.8 million as of December 31, 2021).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $70.0 million, the allowance for expected credit losses of $55.2 million and unearned interest and deferred fees of $17.3 million as of December 31, 2022 (accrued interest receivable of $23.3 million, the allowance for expected credit losses of $41.5 million and unearned interest and deferred fees of $8.7 million as of December 31, 2021).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
C.    Level 3 - Fair value measurement
The following table presents the movement of a level 3 financial instruments measured at fair value :

Loans at FVTPL

At December 31, 2020	4,949
Net changes in fair value(1)	364
At December 31, 2021	5,313
Net changes in fair value(1)	437
Sales	(5,750)
At December 31, 2022	—
(1)The fair value of the instrument includes interest receivable.
The loan measured at FVTPL (level 3) was sold during the year 2022. The Bank has no new loans with this classification and measurement as of December 31, 2022.
Loans at FVTPL - Level 3

For financial instruments measured at fair value classified in level 3 category, the Bank uses the following inputs for present value techniques.
Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
Forward interest rate referenced to 12M USD Libor	Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021
A significant increase in volatility would result in a lower fair value	6.860% to 7.84%
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

Loans at FVTPL	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(108)
- 100 bps to the observable and unobservable inputs	111

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2022	2021	2020
Unrestricted deposits with the Federal Reserve of the United States of America	1,144,896	1,201,101	688,612
Cash and non-interest-bearing deposits in other banks	7,886	3,507	4,331
Cash and interest-bearing deposits in other banks(1)	88,804	48,444	170,869
Total cash and due from banks	1,241,586	1,253,052	863,812

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	50,650	42,051	17,804
Total cash and due from banks in the consolidated statement of cash flows	1,190,936	1,211,001	846,008

The following table presents the restricted deposits classified by country risk:

	December 31,
	2022	2021	2020
Switzerland	16,797	9,787	3,027
Spain	12,814	4,011	18
United States of America(1)	11,387	12,615	11,515
Germany	5,380	449	—
United Kingdom	4,272	309	130
France	—	4,790	50
Netherlands	—	3,870	334
Japan	—	3,790	1,330
Mexico	—	2,430	790
Canada	—	—	610
Total	50,650	42,051	17,804
(1)Includes restricted deposit of $10.0 million for both years with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Securities, net
Securities are presented as follows:

December 31, 2022	Amortized cost	FVOCI	Total
Principal	941,971	77,972	1,019,943
Interest receivable	11,240	400	11,640
Allowance	(7,951)	—	(7,951)
	945,260	78,372	1,023,632

December 31, 2021	Amortized cost	FVOCI	Total
Principal	631,123	193,488	824,611
Interest receivable	8,089	1,003	9,092
Allowance	(1,790)	—	(1,790)
	637,422	194,491	831,913
Securities by contractual maturity are shown in the following table:

December 31, 2022	Amortized cost	FVOCI	Total
Due within 1 year	222,666	77,972	300,638
After 1 year but within 5 years	711,328	—	711,328
After 5 years but within 10 years	7,977	—	7,977
Balance - principal	941,971	77,972	1,019,943

December 31, 2021	Amortized cost	FVOCI	Total
Due within 1 year	63,640	113,792	177,432
After 1 year but within 5 years	567,483	79,696	647,179
Balance - principal	631,123	193,488	824,611
The following table includes the securities pledged to secure repurchase transactions (see note 20):

	December 31,
	2022	2021
Securities pledged to secure repurchase transactions	345,187	498,274

Securities sold under repurchase agreements	(300,498)	(427,497)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Loans
The following table presents the loan portfolio according to its classification and subsequent measurement:

	December 31,
	2022	2021
Loans, outstanding balance	6,763,020	5,734,605
Interest receivable	69,965	23,308
Loss allowance	(55,200)	(41,476)
Unearned interest and deferred fees	(17,351)	(8,728)
Loans at amortized cost	6,760,434	5,707,709
Loans at FVTPL (1)	—	5,313
Loans, net	6,760,434	5,713,022

(1)The Bank sold financial instruments measured at FVTPL for $5.8 million, realizing a gain of $577 thousand recognized in the line item gain (loss) on financial instruments, net.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2022	2021
Fixed interest rate	3,827,083	3,327,310
Floating interest rates	2,935,937	2,412,608
Total	6,763,020	5,739,918
As of December 31, 2022, and 2021, 79% and 71% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.27% to 15.32% (December 31, 2021 0.53% to 10.23%).
The following table details information relating to loans granted to class A and B shareholders:

	December 31,
	2022	2021
Loans to class A and B shareholders	834,768	467,000
% Loans to class A and B shareholders over total loan portfolio	12%	8%
% Class A and B stockholders with loans over number of class A and B stockholders	11%	10%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Loans (continued)
Modified financial assets
As of December 31, 2022, the Bank does not have modified financial assets. The modified financial assets during 2021, where modification does not result in de-recognition, are presented below:

December 31,
2021
Gross carrying amount before modification	65,000
Allowance loss before modification (1)	(12,739)
Net amortized cost before modification	52,261

Gross carrying amount after modification	65,000
Allowance loss after modification (2)	(12,699)
Net amortized cost after modification	52,301
(1)12 - month ECL.
(2)Lifetime ECL.
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
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2022	2021
Documentary letters of credit	304,789	214,230
Stand-by letters of credit and guarantees - commercial risk	351,625	268,196
Credit commitments	122,960	121,333
Total	779,374	603,759
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2022	2021
Up to 1 year	693,650	542,137
From 1 to 2 years	15,956	57,622
Over 2 to 5 years	69,768	4,000
Total	779,374	603,759

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.    Gain (loss) on financial instruments, net
The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	December 31,
	2022	2021	2020
Loss on derivative financial instruments and foreign currency exchange, net	(1,920)	(1,870)	(1,813)
Unrealized gain (loss) on financial instruments at FVTPL	—	227	(806)
Realized gain (loss) on financial instruments at FVTPL	510	—	(2,175)
Gain on sale of financial instruments at amortized cost	—	333	—
Realized gain on financial instruments at FVOCI	—	14	—
	(1,410)	(1,296)	(4,794)
13.    Derivative financial instruments
The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	293,711	340	(543)
Cash flow hedges	75,000	143	(1)
Interest rate and foreign exchange risk
Fair value hedges	252,793	4,129	(16,237)
Cash flow hedges	922,777	41,677	(16,980)
Foreign exchange risk
Cash flow hedges	189,173	21,870	—
	1,733,454	68,159	(33,761)

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,282	—
Cash flow hedges	20,000	—	(538)
Interest rate and foreign exchange risk
Fair value hedges	428,067	783	(20,908)
Cash flow hedges	455,864	8,740	(7,009)
	943,931	10,805	(28,455)
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

As part of financial risk management, the Bank has used the following hedging relationships:
-    Fair value hedges.
-    Cash flow hedges.
-    Net investment hedges.
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
The Bank manages and controls the risks on these foreign exchange hedges by establishing counterparty credit limits by customer and by adopting policies that do not allow maintaining open positions in excess of the limits established by Management. The Bank also has used foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.
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
The Bank’s exposure to interest rate risk is disclosed in Note 5(C)(i). Interest rate risk to which the Bank applies hedge accounting arises from fixed and floating open positions, whose fair value fluctuates when benchmark interest rates change. The Bank hedges interest rate risk only to the extent of benchmark interest rates because the changes in fair value of a fixed-rate note or loan are significantly influenced by changes in the benchmark interest rate (USD Libor or SOFR). Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the nominal amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	155,511	134	(543)	1,607	(18)
Securities at amortized cost	10,000	178	—	167	(62)
Borrowings and debt	128,200	28	—	(3,457)	(111)
Interest rate and foreign exchange risk
Loans	1,938	108	—	(227)	(129)
Borrowings and debt	250,855	4,021	(16,237)	8,072	(1,548)
Total	546,504	4,469	(16,780)	6,162	(1,868)

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	40,000	1,282	—	(19)	22
Interest rate and foreign exchange risk
Loans	3,006	333	—	(23)	(119)
Borrowings and debt	425,061	450	(20,908)	(18,614)	(1,283)
Total	468,067	2,065	(20,908)	(18,656)	(1,380)
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	157,136	—	Loans, net	(1,625)	(1,625)
Securities at amortized cost	9,654	—	Securities, net	(229)	(229)
Borrowings and debt	—	(129,306)	Borrowings and debt, net	3,350	3,346
Interest rate and foreign exchange risk
Loans	1,839	—	Loans, net	(580)	98
Borrowings and debt	—	(243,851)	Borrowings and debt, net	11,612	(9,620)
Total	168,629	(373,157)		12,528	(8,030)

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,315)	Borrowings and debt, net	—	41
Interest rate and foreign exchange risk
Loans	2,717	—	Loans, net	(751)	(96)
Borrowings and debt	—	(406,724)	Borrowings and debt, net	18,919	17,331
Total	2,717	(448,039)		18,168	17,276
(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the maturity of the nominal amount for the derivative instruments used in fair value hedges:

	December 31, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,511	1,937	147,448
Over 1 to 2 years	20,000	153,415	173,415
Over 2 to 5 years	128,200	87,316	215,516
More than 5 years	—	10,125	10,125
Total	293,711	252,793	546,504

	December 31, 2021
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	40,000	271,646	311,646
Over 1 to 2 years	—	3,006	3,006
Over 2 to 5 years	—	153,415	153,415
Total	40,000	428,067	468,067
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
The Bank determines whether an economic relationship exists between the cash flows of the hedged item and the hedging instrument based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and the hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. The Bank further supports this qualitative assessment by using sensitivity analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. The Bank assesses hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. The sources of ineffectiveness arise mainly from CVA/DVA counterparty risk made in the hedging instrument, which are not contemplated in the methodology of hypothetical derivative used to measure the ineffectiveness of the hedge.

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
The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	75,000	143	(1)	550	551	1	—
Interest rate and foreign exchange risk
Borrowings and debt	922,777	41,677	(16,980)	28,211	27,061	(1,150)	4,914
Foreign exchange risk
Deposits	8,534	37	—	37	37	—	—
Borrowings and debt	180,639	21,833	—	21,833	21,833	—	—
Total	1,186,950	63,690	(16,981)	50,631	49,482	(1,149)	4,914

	December 31, 2021
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	—	(538)	562	560	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	455,864	8,740	(7,009)	(21,267)	(20,920)	347	—
Foreign exchange risk
Loans	—	—	—	—	—	0	(3,589)
Total	475,864	8,740	(7,547)	(20,705)	(20,360)	345	(4,012)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the consolidated statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(4) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(75,695)	Borrowings and debt, net	(551)	(97)
Interest rate and foreign exchange risk
Borrowings and debt	—	(943,942)	Borrowings and debt, net	(27,061)	(8,836)
Foreign exchange risk
Deposits	—	(8,566)	Demand deposits	(37)	(44)
Borrowings and debt	—	(196,646)	Borrowings and debt, net	(21,833)	1,836
Total	—	(1,224,849)		(49,482)	(7,141)

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,041)	Borrowings and debt, net	(560)	—
Interest rate and foreign exchange risk
Borrowings and debt	—	(470,181)	Borrowings and debt, net	20,920	10,756
Total	—	(490,222)		20,360	10,756

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2022
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	189,173	75,000	388,035	652,208
Over 1 to 2 years	—	—	194,639	194,639
Over 2 to 5 years	—	—	322,817	322,817
More than 5 years	—	—	17,286	17,286
Total	189,173	75,000	922,777	1,186,950

	December 31, 2021
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	108,779	108,779
Over 1 to 2 years	20,000	30,332	50,332
Over 2 to 5 years	—	299,684	299,684
More than 5 years	—	17,069	17,069
Total	20,000	455,864	475,864

14.    Gain on non - financial assets, net
The gain or loss on non-financial assets is presented as follows:

	December 31,
	2021	2020
Gain on investment property - Right-of-use	742	—
Gain on investment property - Fair value	—	296
	742	296
At the end of 2021, the Bank's Management renegotiated the terms and conditions of the lease agreement relating to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Properties - Right-of-use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand.
During 2020 the Bank realized sales of investment properties measured at fair value, which generated a gain of $296 thousand.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements
The following table provides a summary of the items included in equipment and leasehold improvements:

	December 31,
	2022	2021
Equipment and leasehold improvements, net	4,441	3,841
Right-of-use assets	12,841	13,938
	17,282	17,779
Equipment and leasehold improvements are detailed as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Total
Cost:
Balance as of January 1, 2020	4,905	1,771	6,803	2,589	16,068
Additions	293	1	671	32	997
Disposals	(1,045)	(84)	(26)	(48)	(1,203)
Effect of changes in exchange rates	(17)	(11)	(20)	(1)	(49)
Balance as of December 31, 2020	4,136	1,677	7,428	2,572	15,813
Additions	402	4	26	21	453
Disposals	(58)	(3)	—	(1,906)	(1,967)
Effect of changes in exchange rates	(5)	(1)	(4)	—	(10)
Reclassifications	1	—	—	—	1
Balance as of December 31, 2021	4,476	1,677	7,450	687	14,290
Additions	599	165	852	35	1,651
Disposals	(1,136)	(36)	(4)	(6)	(1,182)
Effect of changes in exchange rates	2	2	3	1	8
Balance as of December 31, 2022	3,941	1,808	8,301	717	14,767

Accumulated depreciation:
Balance as of January 1, 2020	3,754	1,627	3,299	1,158	9,838
Amortization	643	63	553	920	2,179
Disposals	(1,043)	(82)	(8)	(40)	(1,173)
Effect of changes in exchange rates	(14)	(7)	(14)	14	(21)
Balance as of December 31, 2020	3,340	1,601	3,830	2,052	10,823
Amortization	566	41	549	190	1,346
Disposals	(57)	(3)	—	(1,652)	(1,712)
Effect of changes in exchange rates	(3)	(2)	(4)	—	(9)
Reclassifications	—	1	—	—	1
Balance as of December 31, 2021	3,846	1,638	4,375	590	10,449
Amortization	430	32	531	57	1,050
Disposals	(1,133)	(35)	(4)	(4)	(1,176)
Effect of changes in exchange rates	(1)	1	4	(1)	3
Balance as of December 31, 2022	3,142	1,636	4,906	642	10,326

Carrying amounts as of:
December 31, 2022	799	172	3,395	75	4,441
December 31, 2021	630	39	3,075	97	3,841
December 31, 2020	796	76	3,598	520	4,990

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements (continued)
Leases
The following is the detail of the movement of right-of-use assets on the leases for which the Bank is a lessee:

	December 31,
	2022	2021
Initial balance	13,938	11,223
Additions	7	3,161
Depreciation of right-of-use assets	(1,104)	(1,164)
Transfer from investment property	—	1,409
Decrease	—	(691)
Ending balance	12,841	13,938
The Bank leases office spaces in buildings. The lease of head office space typically runs for a period of 15 years, and for the representative offices from 3 to 5 years. Some leases include an option to renew the lease for a similar additional period after the end of the contract term.
At the end of 2021, the Bank renegotiated the terms and conditions of the lease agreement for its head office. The new terms and conditions contemplated changes in the leased space and term. With the contractual modification, the Bank remeasured and adjusted the lease liability and the right-of-use asset balances.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.    Intangible assets
A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:
Balance as of January 1, 2020	14,401
Additions	1,311
Disposals	(1)
Balance as of December 31, 2020	15,711
Additions	353
Disposals	(6,278)
Balance as of December 31, 2021	9,786
Additions	1,070
Balance as of December 31, 2022	10,856

Accumulated amortization:
Balance as of January 1, 2020	12,974
Amortization	753
Balance as of December 31, 2020	13,727
Amortization	742
Disposals	(6,278)
Balance as of December 31, 2021	8,191
Amortization	561
Balance as of December 31, 2022	8,752

Carrying amounts as of:
December 31, 2022	2,104
December 31, 2021	1,595
December 31, 2020	1,984
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
(1) At the end of 2021, the Bank’s Management renegotiated the terms and conditions of the lease agreement relating to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Property – Right-of-use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from the right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand recognized in the consolidated statement of profit or loss within the line "Loss on non-financial assets, net”.

18.    Other assets
Following is a summary of other assets:

	December 31,
	2022	2021
Accounts receivable	2,240	1,389
Prepaid expenses	1,120	3,485
Prepaid fees and commissions	325	349
Interest receivable - deposits	751	12
IT projects under development	425	510
Severance fund	2,026	1,981
Other	481	704
Total	7,368	8,430

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Deposits
The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	December 31,
	2022	2021
Demand	233,757	362,356
Up to 1 month	999,043	842,472
From 1 month to 3 months	969,960	926,902
From 3 month to 6 months	385,972	641,526
From 6 month to 1 year	554,402	233,081
From 1 year to 2 years	31,287	29,891
From 2 years to 5 years	16,295	—
Total	3,190,716	3,036,228
The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2022	2021
Aggregate amount of $100,000 or more	3,190,376	3,035,906
Aggregate amount of deposits in the New York Agency	526,474	515,852

	December 31,
	2022	2021	2020
Interest expense on deposits made in the New York Agency	12,334	3,852	5,035
20.    Securities sold under repurchase agreements
As of December 31, 2022, and 2021, the Bank had financing transactions under repurchase agreements for $300.5 million and $427.5 million, respectively.
During the years ended December 31, 2022, 2021 and 2020, interest expense relating to financing transactions under repurchase agreements totaled $7.3 million, $956 thousand and $432 thousand, respectively. These expenses are included as interest expense – borrowings and debt in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt
Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium-Term Notes (“EMTN”) Program as well as the Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market.
The Bank’s funding activities include: (i) EMTN, which may be used to issue notes for up to $2.250 million, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission of Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 25 billion Mexican pesos with maturities from 1 day to 30 years.
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2022, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2022
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	2,153,351	42,255	650,275	1,580,727	4,426,608
Transaction costs	(1,376)	(5)	(2,952)	(5,764)	(10,097)
	2,151,975	42,250	647,323	1,574,963	4,416,511

	December 31, 2021
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,547,845	34,213	329,888	1,398,223	3,310,169
Transaction costs	—	—	(498)	(5,493)	(5,991)
	1,547,845	34,213	329,390	1,392,730	3,304,178

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, plus prepaid commissions, is as follows:

	December 31,
	2022	2021
Short-term borrowings:
At fixed interest rates	1,584,776	1,102,621
At floating interest rates	568,575	445,224
Principal	2,153,351	1,547,845
Less: Transaction costs	(1,376)	—
Total short-term borrowings, net	2,151,975	1,547,845

Short-term debt:
At floating interest rates	42,255	34,213
Principal	42,255	34,213
Less: Transaction costs	(5)	—
Total short-term debt, net	42,250	34,213

Total short-term borrowings and debt	2,194,225	1,582,058

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.53% to 6.52%	0.50% to 2.02%
Range of floating interest rates on borrowings in U.S. dollars	4.90% to 5.72%	0.35% to 0.81%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.97% to 12.00%	5.39% to 6.56%
Range of fixed interest rates on borrowings and debt in Japanese yen	0.84% to 1.23%	—

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2022	2021
US dollar	1,593,531	1,401,122
Mexican peso	405,830	180,936
Japanese yen	196,245	—
Carrying amount - principal	2,195,606	1,582,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2022	2021
Long-term borrowings:
At fixed interest rates with due dates from May 2023 to September 2023	75,000	115,043
At floating interest rates with due dates from August 2023 to May 2026	575,275	214,845
Principal	650,275	329,888
Less: Transaction costs	(2,952)	(498)
Total long-term borrowings, net	647,323	329,390

Long-term debt:
At fixed interest rates with due dates from January 2023 to November 2034	1,136,743	927,550
At floating interest rates with due dates from January 2023 to February 2026	443,984	470,673
Principal	1,580,727	1,398,223
Less: Transaction costs	(5,764)	(5,493)
Total long-term debt, net	1,574,963	1,392,730

Total long-term borrowings and debt, net	2,222,286	1,722,120

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.80% to 5.81%	0.80% to 2.38%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.96% to 6.04%	0.97% to 1.80%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 9.20%	6.50% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.55% to 10.93%	5.43% to 6.87%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.40% to 0.95%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss franc	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Borrowings and debt (continued)
Long-term borrowings and debt (continued)
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2022	2021
US dollar	1,155,275	812,496
Mexican peso	845,867	643,490
Euro	111,095	121,443
Japanese yen	76,513	116,518
Australian dollar	26,968	18,174
Swiss franc	10,820	10,979
Sterling pound	4,464	5,011
Carrying amount - principal	2,231,002	1,728,111
Future payments of long-term borrowings and debt outstanding as of December 31, 2022, are as follows:

Year	Outstanding
2023	211,175
2024	550,907
2025	928,246
2026	258,705
2027	256,756
2029	15,272
2034	9,941
Carrying amount - principal	2,231,002
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows :

	2022	2021	2020
Balance as of January 1,	3,304,178	1,966,271	3,118,396
Net increase (decrease) in short-term borrowings and debt	579,065	1,196,710	(1,212,023)
Proceeds from long-term borrowings and debt	1,038,110	266,640	827,732
Payments of long-term borrowings and debt	(536,792)	(97,520)	(781,274)
Change in foreign currency rates	45,460	(27,528)	15,902
Fair value adjustment due to hedge accounting relationship	(9,334)	(2,034)	826
Other adjustments	(4,176)	1,639	(3,288)
Balance as of December 31,	4,416,511	3,304,178	1,966,271
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the consolidated statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.    Lease liabilities
Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2022	2021
Due within 1 year	1,506	1,574
After 1 year but within 5 years	7,210	7,262
After 5 years but within 10 years	12,330	13,771
Total undiscounted lease liabilities	21,046	22,607

Short-term	965	996
Long-term	15,780	16,737
Lease liabilities included in the consolidated statement of financial position	16,745	17,733
Amounts recognized in the consolidated statement of cash flows:

	December 31,
	2022	2021
Payments of lease liabilities	995	1,227
Amounts recognized in profit or loss:

	December 31,
	2022	2021	2020
Interest on lease liabilities	(579)	(810)	(862)
Income from sub-leasing right-of-use assets	—	227	265

At the end of 2021, the Bank’s Management renegotiated the terms and conditions of the lease agreement relating to the Head Office. Such negotiation included the assignment to the lessor of the sublease agreement that was maintained as operating lease and classified as Investment Property – Right-of-use. As the result of the assignment of the sublease agreement, the Bank derecognized the entire investment property arising from the right-of-use assets, as well as its associated lease liability, originating a gain of $742 thousand recognized in the consolidated statement of profit or loss within the line "Loss on non-financial assets, net". With the contractual modification, the Bank remeasured and adjusted the lease liability and the right-of-use asset balance.
23.    Other liabilities
Following is a summary of other liabilities:

	December 31,
	2022	2021
Accruals and other accumulated expenses	16,812	9,266
Accounts payable	7,269	2,311
Other	2,730	2,784
Total	26,811	14,361

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Earnings per share
The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2022	2021	2020
(Thousands of US$ dollars)
Profit for the year	92,040	62,697	63,593

(U.S. dollars)
Basic earnings per share	2.54	1.62	1.60
Diluted earnings per share	2.54	1.62	1.60

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,304	38,796	39,656

Adjusted weighted average of common shares outstanding applicable to diluted EPS	36,304	38,796	39,656

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
The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2022, 2021 and 2020:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2020	6,342,189	2,182,426	31,077,662	—	39,602,277
Conversions	—	(4,060)	4,060	—	—
Repurchased common stock	—	(1)	—	—	(1)
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	12,664	—	12,664
Outstanding at December 31, 2020	6,342,189	2,178,365	31,157,386	—	39,677,940

Conversions	—	(89,290)	89,290	—	—
Repurchased common stock	—	—	(3,558,093)	—	(3,558,093)
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	48,299	—	48,299
Outstanding at December 31, 2021	6,342,189	2,089,075	27,799,882	—	36,231,146

Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	36,410	—	36,410
Outstanding at December 31, 2022	6,342,189	2,089,075	27,893,292	—	36,324,556
Additional paid-in capital
As of December 31, 2022, 2021 and 2020, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.    Capital and Reserves (continued)
B.    Treasury stock
The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2020	318,140	10,708	689,367	18,711	1,370,054	30,250	2,377,561	59,669
Restricted stock issued - directors	—	—	—	—	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	—	—	—	—	(12,664)	(279)	(12,664)	(279)
Outstanding at December 31, 2020	318,140	10,708	689,367	18,711	1,294,390	28,580	2,301,897	57,999

Repurchase of common stock	—	—	—	—	3,558,093	60,079	3,558,093	60,079
Restricted stock issued - directors	—	—	—	—	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	—	—	—	—	(48,299)	(888)	(48,299)	(888)
Outstanding at December 31, 2021	318,140	10,708	689,367	18,711	4,741,184	86,380	5,748,691	115,799

Restricted stock issued - directors	—	—	—	—	(57,000)	(1,039)	(57,000)	(1,039)
Restricted stock units - vested	—	—	—	—	(36,410)	(663)	(36,410)	(663)
Outstanding at December 31, 2022	318,140	10,708	689,367	18,711	4,647,774	84,678	5,655,281	114,097

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Other comprehensive income
The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVH	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2020	(613)	(1,117)	(88)	(1,818)
Change in fair value of debt instruments at FVOCI, net of hedging	264	2,001	—	2,265
Change in fair value of equity instruments at FVOCI, net of hedging	546	—	—	546
Reclassification of gains (losses) on financial instruments to profit or loss (1)	(56)	(369)	—	(425)
Exchange difference in conversion of foreign currency operation	—	—	(360)	(360)
Other comprehensive income (loss) for the year	754	1,632	(360)	2,026
Balance as of December 31, 2020	141	515	(448)	208
Change in fair value of debt instruments at FVOCI, net of hedging	(560)	(11,692)	—	(12,252)
Reclassification of gains (losses) on financial instruments to profit or loss (1)	24	24	—	48
Exchange difference in conversion of foreign currency operation	—	—	448	448
Other comprehensive income (loss) for the year	(536)	(11,668)	448	(11,756)
Balance as of December 31, 2021	(395)	(11,153)	—	(11,548)
Change in fair value of debt instruments at FVOCI, net of hedging	(467)	20,080	—	19,613
Reclassification of gains (losses) on financial instruments to profit or loss (1)	—	60	—	60
Other comprehensive income (loss) for the year	(467)	20,140	—	19,673
Balance as of December 31, 2022	(862)	8,987	—	8,125
(1)Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

26.    Other comprehensive income (continued)
The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amounts reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2022	2021	2020
Realized gains (losses) on securities at FVOCI:	—	24	(56)	Net gain (loss) on financial instruments

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(433)	(2,167)	(2,337)	Interest income – loans
	1,851	—	—	Interest expense – borrowings and deposits
	—	24	(369)	Gain (loss) on financial instruments, net
Interest rate and cross-currency swaps	60	—	—	Gain (loss) on financial instruments, net
	1,478	(2,143)	(2,706)

27.    Fee and commission income
Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	December 31, 2022
	Syndications	Documentary and stand-by letters of credit	Other commissions, net	Total
Opening and confirmation	—	11,353	554	11,907
Negotiation and acceptance	—	264	—	264
Amendment	254	2,248	(12)	2,490
Structuring	4,672	—	1,182	5,854
Other	—	168	(892)	(724)
	4,926	14,033	832	19,791

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Fee and commission income (continued)

	December 31, 2021
	Syndications	Documentary and stand-by letters of credit	Other commissions, net	Total
Opening and confirmation	—	10,506	2,668	13,174
Negotiation and acceptance	—	45	—	45
Amendment	—	1,527	(17)	1,510
Structuring	4,269	—	—	4,269
Other	—	41	(741)	(700)
	4,269	12,119	1,910	18,298

	December 31, 2020
	Syndications	Documentary and stand-by letters of credit	Other commissions, net	Total
Opening and confirmation	—	8,090	1,400	9,490
Negotiation and acceptance	—	183	—	183
Amendment	—	688	—	688
Structuring	603	—	—	603
Other	—	39	(585)	(546)
	603	9,000	815	10,418
The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

December 31, 2022
Up to 1 year	2,407
From 1 to 2 years	7
More than 2 years	231
Total	2,645

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Business segment information
The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2022
	Commercial	Treasury	Total
Interest income	289,785	42,836	332,621
Interest expense	(463)	(184,147)	(184,610)
Inter-segment net interest income	(155,968)	155,968	—
Net interest income	133,354	14,657	148,011
Other income (expense), net	20,809	(2,148)	18,661
Total income	154,163	12,509	166,672

Provision for credit losses	(13,376)	(6,145)	(19,521)
Operating expenses	(43,156)	(11,955)	(55,111)
Segment profit (loss)	97,631	(5,591)	92,040

Segment assets	6,940,335	2,336,958	9,277,293
Segment liabilities	180,369	8,007,383	8,187,752

	December 31, 2021
	Commercial	Treasury	Total
Interest income	129,758	11,125	140,883
Interest expense	(648)	(53,453)	(54,101)
Inter-segment net interest income	(45,318)	45,318	—
Net interest income	83,792	2,990	86,782
Other income (expense), net	19,188	(1,764)	17,424
Total income	102,980	1,226	104,206

Provision for credit losses	(1,050)	(1,278)	(2,328)
Gain on non-financial assets, net	742	—	742
Operating expenses	(30,751)	(9,172)	(39,923)
Segment profit (loss)	71,921	(9,224)	62,697

Segment assets	5,931,201	2,098,492	8,029,693
Segment liabilities	219,505	6,812,455	7,031,960

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Business segment information (continued)

	December 31, 2020
	Commercial	Treasury	Total
Interest income	172,548	8,425	180,973
Interest expense	(690)	(87,833)	(88,523)
Inter-segment net interest income	(83,937)	83,937	—
Net interest income	87,921	4,529	92,450
Other income (expense), net	8,597	(1,890)	6,707
Total income	96,518	2,639	99,157

(Provision for) reversal of credit losses	1,889	(425)	1,464
Gain on non-financial assets, net	296	—	296
Operating expenses	(28,021)	(9,303)	(37,324)
Segment profit (loss)	70,682	(7,089)	63,593

Segment assets	4,989,009	1,293,081	6,282,090
Segment liabilities	92,309	5,139,955	5,232,264
The following table shows the reconciliation of information by business segment:

	December 31,
	2022	2021	2020
Profit for the year	92,040	62,697	63,593

Assets:
Assets from reportable segments	9,277,293	8,029,693	6,282,090
Other assets - unallocated	6,617	8,418	6,808
Total	9,283,910	8,038,111	6,288,898

Liabilities:
Liabilities from reportable segments	8,187,752	7,031,960	5,232,264
Other liabilities - unallocated	26,811	14,361	18,714
Total	8,214,563	7,046,321	5,250,978

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Business segment information (continued)
Geographic information
The geographic information analyzes the Bank’s income and non-current assets by the Bank’s country of domicile and other countries. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

2022	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Total
Total revenues	6,015	15,100	24,767	16,192	16,961	12,576	4,721	70,340	166,672
Non-current assets(1)	18,994	125	14	35	—	—	117	101	19,386

2021	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Total
Total revenues	5,872	9,802	17,318	12,116	10,862	8,990	5,454	33,792	104,206
Non-current assets(1)	18,795	138	75	51	—	—	157	158	19,374

2020	Panama	Brazil	Mexico	Colombia	Guatemala	Ecuador	Argentina	Other	Total
Total revenues	7,580	7,054	14,480	13,462	8,494	9,242	8,163	30,682	99,157
Non-current assets(1)	19,888	129	535	56	—	—	212	591	21,411
(1) Includes equipment and leasehold improvements, intangible assets and investment properties.
Information about the main clients
As of December 31, 2022, 2021, and 2020, the Bank has no customer, either individually or as group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Related party transactions
The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31,
	2022	2021
Assets:
Demand deposits	5,986	2,680
Loans, net	242,024	29,857
Securities at amortized cost	19,593	—
Total	267,603	32,537

Liabilities:
Time deposits	567,451	150,000
Total	567,451	150,000

Contingencies:
Stand-by letters of credit	3,350	9,130
Loss allowance	(16)	(37)
The detail of income and expenses with related parties is as follows:

	December 31,
	2022	2021	2020
Interest income:
Loans	4,719	211	1,390
Securities at amortized cost	685	—	—
Total	5,404	211	1,390
Interest expense:
Deposits	(10,943)	(1,866)	(2,961)

Net interest income (expenses)	(5,539)	(1,655)	(1,571)

Other income (expense):
Fees and commissions, net	116	216	420
Loss on financial instruments, net	74	—	—
Total	190	216	420

Net income (loss) from related parties	(5,349)	(1,439)	(1,151)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Related party transactions (continued)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2022	2021	2020
Expenses:
Compensation costs to directors	1,853	1,877	2,033
Compensation costs to executives	4,302	4,083	5,448
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.
30.    Salaries and other employee expenses
The following table details salaries and other employee expenses:

	December 31,
	2022	2021	2020
Wages and salaries	18,135	13,803	13,717
Payroll taxes	2,196	1,731	1,722
Personnel benefits	12,344	5,134	5,383
Share-based payments	1,544	984	640
Total	34,219	21,652	21,462
A.    2015 Stock Incentive Plan – Directors and Executives
In February 2008, the Board of Directors of the Bank approved an incentive plan for directors and executives allowing the Bank to grant restricted stock, restricted stock units, stock purchase options, and/or other similar compensation instruments and established service requirements as the sole condition of vesting. The maximum aggregate number of shares which may be granted under this plan is three million “Class E” common shares. The Stock Incentive Plan is administered by the Board of Directors who has the authority at its discretion to select the directors and executives to whom the awards may be granted to attract, retain, motivate, and compensate them for their contribution to the growth and profitability of the Bank; to determine whether and to what extent awards are granted, and to amend the terms of any outstanding award under this plan.
Restricted stocks are issued at the grant date but are withheld by the Bank until the vesting date. Restricted stock is entitled to receive dividends.
A restricted stock unit is a grant valued in terms of the Bank’s stock, but no stock is issued at the grant date. Restricted stock units are not entitled to dividends.
The Bank issues or disposes of treasury stock and delivers common stock on the date on which the restricted stock units become unrestricted.
During 2022, 2021 and 2020, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.    Salaries and other employee expenses (continued)
A.    2015 Stock Incentive Plan – Directors and Executives (continued)
Restricted stock – Directors
During 2022, the Board of Directors granted the directors 57,000 “Class E” common shares and for the years 2021 and 2020, 63,000 in each year.
The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 27, 2022, April 21, 2021 and April 29, 2020, respectively. The fair value of restricted stock granted totaled $835 thousand in 2022, $923 thousand in 2021, and $727 thousand in 2020, of which $354 thousand, $401 thousand and $306 thousand were recognized in profit or loss during 2022, 2021 and 2020, respectively.
Total expense recognized in profit or loss during 2022, 2021 and 2020 of restricted stock granted to directors amounted to $895 thousand, $924 thousand and $1.1 million, respectively. The remaining cost pending amortization of $637 thousand at December 31, 2022 will be amortized over 2.33 years.
Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year.
A summary of restricted stock granted to directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2020	109,350	25.44
Granted	63,000	11.54
Vested	(40,200)	26.26
Outstanding at December 31, 2020	132,150	18.56
Granted	63,000	14.65
Vested	(49,350)	19.24
Outstanding at December 31, 2021	145,800	16.64
Granted	57,000	14.65
Vested	(85,950)	18.71
Outstanding at December 31, 2022	116,850	14.15
Expected to vest	116,850
The fair value of vested stock during the years 2022, 2021 and 2020 was $1.6 million, $949 thousand and $1.1 million, respectively.
Restricted stock units and stock purchase options granted to certain executives
Restricted stock units
The Board of Directors approved the grant of restricted stock units to certain executives of the Bank with a grant date fair value of $822 thousand in 2022, $1 million in 2021 and $902 thousand in 2020. The distribution of the fair value was in restricted stock units.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.    Salaries and other employee expenses (continued)
A.    2015 Stock Incentive Plan – Directors and Executives (continued)
The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. As of December 31, 2022, these stock units vest 25% each year on the grant date’s anniversary. The restricted stock units are exchanged at a ratio of 1: 1 for common shares “Class E”.
Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2022, 2021 and 2020, the cost recognized in profit or loss as a result of the amortization of these grants totaled $749 thousand, $984 thousand and $640 thousand, respectively.
Fair value of vested stock during the years 2022, 2021 and 2020 is $581 thousand, $838 thousand, and $256 thousand, respectively.
A summary of the restricted stock units granted through December 31, 2022, to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2020	42,178	19.27
Granted	51,829	17.41
Vested	(12,664)	20.24
Outstanding at December 31, 2020	81,343	17.94
Granted	75,796	13.33
Forfeited	(1,311)	14.51
Vested	(48,299)	17.35
Outstanding at December 31, 2021	107,529	14.99
Granted	63,056	13.03
Vested	(36,410)	15.97
Outstanding at December 31, 2022	134,175	13.80	2.56 years	348
Expected to vest	134,175	17.94	2.56 years	348
For the restricted share units that are expected to be released, the compensation cost pending amortization is $666 thousand in 2022 and will be amortized over 3.17 years.
Restricted stock units - Grant 2023
As of December 31, 2022, the Bank's management established a provision of $798 thousand, recognized in the consolidated statement of profit or loss, related to 25% of the restricted share units that were granted during the first quarter of 2023 and lost restriction after the 1st-month post-grant.
In February 2023, the Board of Directors approved the grant restricted stock units to certain executives of the Bank with a grant date fair value of $4.6 million or 298,951 shares, out of which 74,744 shares were vested in March 2023. The remaining shares will be vested at a rate of 25% each year on the grant date´s anniversary.
Stock purchase options
The Board of Directors approved the grant of stock purchase options to certain executives of the Bank.
The Bank´s policy indicates that options expire seven years after the grant date and are exercisable at a rate of 25% each year on the grant date’s anniversary. As of December 31, 2022, there are no options to be exercised.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.    Salaries and other employee expenses (continued)
B.    Other plans - Expatriate Top Executives Plan
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During 2022, 2021 and 2020, the Bank charged to salaries expense $62 thousand, $67 thousand and $75 thousand, respectively, that correspond to the Bank’s contributions to this plan.
31.    Other expenses
The following table details other expenses:

	December 31,
	2022	2021	2020
Administrative	5,587	4,484	3,060
Professional services	5,603	4,074	3,316
Maintenance and repairs	3,449	2,388	2,081
Share-based payments to directors	895	924	1,082
Regulatory fees	1,015	978	964
Operating lease of spaces and equipment	717	562	575
Advertising and marketing	557	179	100
Other	354	1,191	344
Total	18,177	14,780	11,522

32.    Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.
33.    Applicable laws and regulations
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
As of December 31, 2022, and 2021, the minimum LCR to be reported to the SBP was 100% and 80%, respectively. The Bank´s LCR as of December 31, 2022 and 2021 was 167.46% and 199.19%, respectively.

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
Liabilities (Deposits received)
The liquidity index reported by the Bank to the regulator as of December 31, 2022, and 2021, was 100.49% and 80.80%, respectively.
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
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2022	2021
Capital funds	1,072,110	1,013,796
Risk-weighted assets	8,117,913	6,513,267
Capital adequacy index	13.21%	15.57%
Leverage ratio
Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.    Applicable laws and regulations (continued)

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2022	2021
Ordinary capital	936,092	877,777
Non-risk-weighted assets	9,606,970	8,107,810
Leverage ratio	9.74%	10.83%
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
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,659,018	—	—	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	—	20,000	—	—	2,245,385
State-owned	719,882	—	—	—	—	719,882
	2,945,267	—	20,000	—	—	2,965,267
Sovereign	128,628	—	—	—	—	128,628
Total	6,732,913	—	20,000	—	10,107	6,763,020

Allowance for loan
losses under IFRS (1):	33,639	—	16,141	—	5,420	55,200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.    Applicable laws and regulations (continued)

	December 31, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,943,125	68,668	10,593	—	—	3,022,386
Financial institutions:
Private	2,120,762	—	—	—	—	2,120,762
State-owned	567,847	—	—	—	—	567,847
	2,688,609	—	—	—	—	2,688,609
Sovereign	23,610	—	—	—	—	23,610
Total	5,655,344	68,668	10,593	—	—	5,734,605

Allowance for loan
losses IFRS (1):	22,713	13,577	5,186	—	—	41,476

Loans at FVTPL
Financial institutions:
Private	5,313	—	—	—	—	5,313
Total	5,660,657	68,668	10,593	—	—	5,739,918
(1) As of December 31, 2022, and 2021, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
As of December 31, 2022, and 2021, there are no restructured loans.
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2022
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,659,018	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	20,000	—	2,245,385
State-owned	719,882	—	—	719,882
	2,945,267	20,000	—	2,965,267
Sovereign	128,628	—	—	128,628
Total	6,732,913	20,000	10,107	6,763,020

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.    Applicable laws and regulations (continued)

	December 31, 2021
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,022,386	—	—	3,022,386
Financial institutions:
Private	2,120,762	—	—	2,120,762
State-owned	567,847	—	—	567,847
	2,688,609	—	—	2,688,609
Sovereign	23,610	—	—	23,610
	5,734,605	—	—	5,734,605

Loans at FVTPL
Financial institutions:
Private	5,313	—	—	5,313
Total	5,739,918	—	—	5,739,918
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	20,000	—	10,107	30,107
Total	—	—	20,000	—	10,107	30,107

	December 31, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	December 31,
	2022	2021
Non-accruing loans:
Private corporations	30,107	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	1,173	598
As of December 31, 2022, and 2021, there was no interest income collected on loans in non-accrual status.
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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

33.    Applicable laws and regulations (continued)

Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
As of December 31, 2022, and 2021, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.
34.    Subsequent events
The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the fourth quarter of 2022. The cash dividend was approved by the Board of Directors on February 23, 2023 and was paid on March 28, 2023 to the Bank’s stockholders as of March 10 , 2023 record date.
In February 2023, the Board of Directors approved the grant restricted stock units to certain executives of the Bank with a grant date fair value of $4.6 million or 298,951 shares, out of which 74,744 shares were vested in March 2023. The remaining shares will be vested at a rate of 25% each year on the grant date´s anniversary.