Form 20-F
period 2023-12-31
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
filed 2024-04-25
CIK 890541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 20-F
________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

6,342,189	Shares of Class A Common Stock
2,089,075	Shares of Class B Common Stock
28,108,597	Shares of Class E Common Stock
0	Shares of Class F Common Stock
36,539,861	Total Shares of Common Stock
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

•SOFR differs from former London Interbank Offered Rate (“LIBOR”) in a number of material respects and has a limited history.

•The administrator of SOFR may make changes that could change the value of SOFR or discontinue SOFR.

•Inflation and corresponding increases in market interest rates may adversely affect the value of the Bank’s financial instruments.

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

•The Bank’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers to its customers and on its ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. The Bank’s failure to manage various risks it faces as it expands its range of products and services could have a material adverse effect on the Bank.

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

•The Region’s economies remain vulnerable to inflationary pressures. Elevated levels of inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.

•Local country foreign exchange controls or currency devaluation, and elevated inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.

•A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the oil/gas and agribusiness sectors in the Region. Lending in these sectors presents unique risks related to commodities pricing.

•A downgrade in the Bank’s credit ratings may adversely affect its funding costs, access to capital, access to loan and debt capital markets, liquidity and, as a result, its business and results of operations. Increased risk perception in countries in the Region where the Bank has large credit exposures could have an adverse impact on the Bank’s credit ratings.

•Climatic and natural phenomena such as tropical storms, floods, mudslides and earthquakes may adversely affect lending volume and the quality of the Loan Portfolio.

Forward-Looking Statements

In addition to historical information, this Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may appear throughout this Annual Report. The Bank uses words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should,” “estimate,” “potential,” “project” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning the Bank’s expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors or events that could cause actual results to differ materially from these forward-looking statements include the risks described in the section titled “Risk Factors.” Factors or events that could cause the Bank’s actual results to differ may emerge from time to time, and it is not possible for the Bank to predict all such factors or results. The Bank undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law or regulation. Forward-looking statements include statements regarding:

•changes in general economic conditions in North America, Central America, South America and the jurisdictions in which the Bank or its customers operate, such as new, continuing or deepening recessions, persistent inflationary pressures, fluctuations in employment, disruption of supply chains, sanctions and trade embargos and its impact on commodities prices, currency exchange rates and monetary policy uncertainties (including, without limitation, as a result of the geopolitical crisis resulting from the conflict between Israel, Hamas and the wider conflict in the Middle East, the Russian-Ukrainian conflict and the COVID-19 pandemic);

•changes in global economic conditions, including but not limited to, the geopolitical crisis resulting from the conflict between Israel, Hamas, and Iran and the wider conflict in the Middle East, the Russian-Ukrainian conflict, related sanctions and trade embargos, global shipping disruptions in the Red Sea and the Panama Canal, the impact on commodities prices, currency exchange rates and monetary policy uncertainties;

•devaluation of the currencies and interest rate increases or fluctuations in countries in which the Bank conducts its business and globally;

•defaults by one or more financial institutions;

•the Bank’s ability to grow its Credit Portfolio, which consists of the Commercial Portfolio and the Investment Portfolio (as defined herein);

•the Bank’s ability to increase the number of its clients;

•the Bank’s ability to maintain its investment-grade credit ratings and de facto preferred creditor status;

•the effects of exchange rates and the macroeconomic environment in both in Latin America and the Caribbean (the "Region") on the Bank’s financial condition;

•the risks related to the discontinuation of other reference rates, and the related replacement of those rates with other reference rates available in the market, such as the Secured Overnight Financing Rate ("SOFR"), including increased expenses, litigation and the effectiveness of hedging strategies, the execution of the Bank's strategies and initiatives, including its revenue diversification strategy;

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

In addition, the statements included under the headings “Item 4.B. Business Overview—Strategies for 2024 and Subsequent Years” and “Item 5.D. Trend Information” are forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, undue reliance should not be placed on these statements. Many of these factors are beyond the Bank’s ability to control or predict. The Bank’s forward-looking statements speak only as of the date of this Annual Report. Other than as required by law, the Bank undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not required in this Annual Report.
Item 2.    Offer Statistics and Expected Timetable
Not required in this Annual Report.
Item 3.    Key Information
A.     Reserved
B.     Capitalization and Indebtedness
Not required in this Annual Report.
C.     Reasons for the Offer and Use of Proceeds
Not required in this Annual Report.
D.    Risk Factors
The Bank’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by, various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause the Bank’s actual results to vary materially from recent results or anticipated future results. Investors should consider, among other things, all of the information set out in this Annual Report and particularly the risk factors with respect to Bladex and the Region in which Bladex operates. In general, investing in financial instruments of issuers in emerging market countries such as Panama involves a higher degree of risk than investing in financial instruments of U.S. and European issuers. Additional risks and uncertainties not presently known to the Bank or that its management currently deems immaterial may also impair the Bank’s business operations.
Risks Relating to the Bank’s Business

Performance in the financial services industry is affected by market conditions, fiscal, monetary and regulatory policies and the macroeconomic climate.
The Bank’s business is materially affected by market and macroeconomic conditions in the countries in which it operates and globally. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, such as international armed conflicts, war, or acts of terrorism, the imposition of sanctions, global trade or global supply chain disruptions, including energy shortages and food insecurity, changes in monetary or fiscal policy, changes in trade policies or international trade disputes, significant inflationary or deflationary price changes, disruptions in one or more concentrated economic sectors, the current or anticipated impact of climate change, acute and/or chronic extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, cyberattacks, or local and regional civil unrest. Such developments can have unpredictable and destabilizing effects on the global markets and, consequently, the Bank’s results of operations and financial condition.
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
Beginning in October 2023, Israel and Hamas have been involved in a serious and escalating armed conflict. A sharp escalation of the conflict, including the recent direct attack by Iran on Israel, has recently brought Israel into direct conflict with Iran and led to the involvement of other countries in the conflict. The Isreal-Hamas war and the wider conflict in the Middle East are expected to have a material negative impact on oil prices and global growth as well as further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. The involvement of the Houthis rebels in Yemen has also disrupted a key global shipping route, increasing the cost of global shipping. Although the length and impact of the ongoing conflict is unpredictable, the conflict in Gaza and the wider conflict in the Middle Easthas created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets.
The outbreak and spread of a pandemic and other large-scale public health events could have a negative impact on the Bank's business: Economic conditions in the countries in which the Bank operates may be adversely affected by an outbreak of a contagious disease, such as COVID-19, which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event have led and may lead in a future to slower or negative economic growth, supply chain disruptions and inflationary pressures, resulting in contraction in the global and Regional economies, substantial volatility in the financial markets, crises in markets for goods and services, as well as significant disruptions in certain regional real estate markets, increased unemployment, increased credit and counterparty risk, and operational challenges. While in most jurisdictions in the Region the pandemic-related governmental measures related to the COVID-19 pandemic have been reversed, resurgence of any other pandemic or variants of COVID-19, ineffectiveness of vaccines and continuance or imposition of new pandemic control measures may result in additional adverse effects on the regional and global economy negatively affecting the Bank’s results of operations and financial condition. Should inflationary pressures or other adverse global market conditions persist, or should the emergence of new variants of COVID-19 or any other pandemic lead to additional economic or market disruptions, we may experience increased client defaults, continued and increasing credit and valuation losses in our Credit Portfolio, loan commitments and other assets, and impairments of other financial assets. These factors and other consequences of pandemics or epidemics, including the COVID-19 pandemic, may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital.

The extent to which the COVID-19 pandemic or other pandemics or epidemics, the ongoing conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the Russia–Ukraine war, and current inflationary pressures and related adverse economic conditions affect the Bank’s business, results of operations and financial condition, as well as the Bank’s regulatory capital and liquidity ratios, will depend on future developments.
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
Several of these factors may arise due to circumstances beyond the Bank’s control, such as general market volatility, disruption, shock or stress, the emergence or continuation of widespread health emergencies or pandemics such as the COVID-19 pandemic, U.S. Federal Reserve and other central banks' policy decisions (including fluctuations in interest rates), negative views or loss of confidence about the Bank or the financial services industry generally or due to a specific news event, changes in the regulatory environment or governmental fiscal or monetary policies, actions by credit rating agencies or an operational problem that affects third parties or the Bank. The impact of these potentially sudden events, whether within our control or not, could include an inability to sell assets or redeem investments, unforeseen outflows of cash, the need to draw on liquidity facilities, the reduction of financing balances, debt repurchases to support the secondary market or meet client requests, the need for additional funding for commitments and contingencies and unexpected collateral calls, among other things, the result of which could be increased costs and/or a liquidity shortfall.
As of December 31, 2023, 39% of the Bank’s total deposits represented deposits from central banks or their designees (i.e., the Bank’s Class A shareholders), 30% of the Bank’s deposits represented deposits from private sector commercial banks, brokers and financial institutions, 25% of the Bank’s deposits represented deposits from state-owned and private, corporations and international organizations, and 6% of the Bank’s deposits represented deposits from state-owned banks. The Bank does not accept retail deposits from individuals. Consequently, the Bank’s funding source of deposits is highly concentrated in its main depositors. Any disruption or material decrease in current or historic deposit levels, in particular levels of deposits made by central banks and their designees (i.e., the Bank’s Class A shareholders) or any of the Bank’s main depositors due, among other factors, to any change in their U.S. dollar liquidity strategies which currently include making deposits with the Bank, could have a material adverse effect on the Bank’s liquidity, results of operations and financial condition. In addition, if some private or state-owned international banks cease to provide deposits to the Bank or cease to provide funding to the Bank at historically applicable interest rates, the Bank would have to seek funding from other sources, which may not be available, or if available, may be at a higher cost.
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
Moreover, the Bank’s allowances for losses could be inadequate to cover losses in its Credit Portfolio due to, among other factors, concentration of exposure or deterioration in certain sectors or countries, including but not limited to the impact of significant geopolitical and social developments such as the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the Russia-Ukraine war and the remaining impact of the COVID-19 pandemic, which in turn could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.
The Bank’s businesses are subject to market risk inherent in the Bank’s financial instruments, as fluctuations in different metrics may have adverse effects on its financial position.
Market risk generally represents the risk that the values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans and securities at amortized cost, deposits, financial instruments at fair value through profit or loss (“FVTPL”) and securities at FVOCI, short-term and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different metrics: interest rates, currency exchange rates and changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality or credit ratings of either the relevant issuer or its country of origin. This risk may also result from turmoil in the international financial markets, including but not limited to the ongoing effects of the ongoing conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the Russia-Ukraine war and the remaining impact of the COVID-19 pandemic, volatility in commodity prices, trade volumes and other factors. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business.
Furthermore, although most of the Bank’s Investment Portfolio is at amortized cost, with the intention to be held to maturity, the Bank cannot predict the amount of realized or unrealized gains or losses on its financial instruments for any future period. Gains or losses on the Bank’s Investment Portfolio may not contribute to its net revenue in the future or may cease to contribute to its net revenue at levels consistent with more recent periods. The Bank may not successfully realize the appreciation or depreciation now existing in its consolidated Investment Portfolio or in any assets of such portfolio.
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
The rate paid on a portion of the Bank’s deposits and short-term borrowings may be influenced by short-term interest rates, the level of which is driven primarily by the U.S. Federal Reserve and other central banks’ monetary policy actions and levels of liquidity in markets. However, the yields generated by certain loans and securities may also be driven by medium- and longer-term interest rates, which are set by the market and at times, influenced by the U.S. Federal Reserve’s and other central banks’ actions. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. If the interest rates on the Bank’s interest-bearing liabilities increase faster than the interest rates on the Bank’s interest-earning assets, the Bank’s net interest income may decrease, potentially leading to a decrease in the Bank’s earnings may occur. Conversely, the yield the Bank earns on assets could decrease faster or to a larger extent than the Bank’s ability to lower rates paid on deposits or borrowings. Various assets and liabilities may also reset to different indices, which may not always move in the same direction or to the same degree. Financial instruments with embedded optionality or prepayment risk may further impact net interest income. Failure to adequately manage potential mismatches between interest-bearing liabilities and interest-earning assets may reduce the Bank’s net interest income during periods of fluctuating interest rates. As a result, the Bank’s business, results of operations or financial condition may be adversely affected.
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
The Bank’s Commercial Portfolio, including its Loan Portfolio, may not grow at anticipated levels or may decrease in future periods due, among other potential factors, to reduced demand for new credits and/or unscheduled voluntary prepayments by clients. As of December 31, 2023, the Bank’s Commercial Portfolio increased 11% to $8,521 million, from $7,706 million as of December 31, 2022, due to higher lending origination year-over-year and expansion of both client and product base as a result of a strong demand due to increased economic activity, trade flows and commodity prices in the Region. Increases in the Bank’s lending activity led to corresponding increases in the Bank’s funding activities as well as an increase in provisions for credit losses. As a result, in 2023 the Bank focused its increased lending origination on portfolio diversification and an increase in cross-selling initiatives, preserving the high quality of borrowers.
Furthermore, any future expansion of the Bank’s Commercial Portfolio may expose the Bank to higher levels of potential or actual losses and require an increase in the allowance for expected credit losses, which could negatively impact the Bank’s operating results and financial position. Furthermore, the Bank’s historical loan loss experience may not be indicative of its future loan losses. Credit-impaired or low credit quality loans can also increase the Bank’s allowance for expected credit losses and thereby negatively impact the Bank’s results of operations. The Bank may not be able to effectively control the level of impaired credits in its total Credit Portfolio. In particular, the amount of its reported credit-impaired loans may increase in the future as a result of growth in its Loan Portfolio, including loans that the Bank may acquire in the future, changes in its business profile or factors beyond the Bank’s control, such as the impact of economic trends and political events affecting the Region, certain industries or financial markets and global economies, or particular clients’ businesses, all of which could be negatively impacted by the geopolitical and macroeconomic conditions in the Region and abroad. See “Performance in the financial services industry is affected by market conditions, fiscal, monetary, and regulatory policies and the macroeconomic climate.” These factors, among others, could have a material adverse effect on the Bank’s financial condition, results of operations and cash flows.

Reforms to and replacement of interbank offered rates (“IBORs”) and certain other rates or indices may adversely affect the Bank’s business, financial condition and results of operations.
Risks and challenges associated with reference rate reform, including the potential replacement of benchmark rates with alternative reference rates (“ARRs”) (e.g., the expected cessation of Bloomberg Short-Term Bank Yield Index and the expected replacement of the Equilibrium Interest Rate (or TIIE) in Mexico in 2025), could expose the Bank to various financial, operational, supervisory, conduct and legal risk.
Use of ARRs for impacted benchmarks may vary across or within categories of contracts, products and services, potentially resulting in market fragmentation, decreased trading volumes and liquidity, increased complexity and modeling and operational risks. ARRs may have compositions and characteristics that differ from replaced benchmarks, including limited liquidity and less predictable performance over time. Any mismatch between the adoption of ARRs in loans, securities and derivatives markets may impact hedging or other financial arrangements that the Bank has implemented, resulting in unanticipated market exposures. Transition to ARRs may adversely affect the yield on loans or securities held by the Bank, amounts paid on the Bank’s securities and received and paid on derivatives the Bank has entered into, the value of such loans, securities or derivative instruments, the trading market for such products and contracts, and the Bank’s effective use of hedging instruments to manage risk. There is no assurance that impacted benchmarks will transition to ARRs without delay or potential disputes.
The transition of any products using impacted benchmarks (“Impacted Products”) that do not include fallback provisions or adequate fallback mechanisms may require additional efforts to modify their terms, and may be more challenging to modify if all impacted parties are required to consent to such modification. Litigation or other disputes may occur as a result of the interpretation or application of any transition-related legislation or regulations adopted in the U.S. and/or foreign jurisdictions, including if the laws or regulations in jurisdictions overlap.
The Impacted Products may contain language giving the Bank discretion to determine the successor rate (including the applicable spread adjustment) to the existing benchmark. The Bank may face a risk of litigation, disputes or other actions from customers, counterparties, investors or others based on various claims, for example, that the Bank incorrectly interpreted or enforced contract provisions, failed to appropriately communicate the transition effects of ARRs to existing and future products, treated affected parties unfairly or made inappropriate product recommendations to or investments on behalf of our clients, engaged in anti-competitive behavior or unlawfully manipulated markets or benchmarks.
ARR-based products that the Bank develops, launches and/or support may perform differently from Impacted Products during times of economic stress, adverse or volatile market conditions and across the credit and economic cycle, which may impact the value, return on and profitability of our ARR-based assets. New financial products linked to ARRs may have additional legal, financial, accounting, tax, operational, market, compliance, reputational, competitive or other risks to us, our customers and other market participants. Scrutiny by banking regulators in the U.S. and globally on transition plans, preparations and readiness could result in regulatory action, litigation and/or the need to change the products offered by our businesses.
SOFR differs from LIBOR in a number of material respects and has a limited history.
Compounded Daily SOFR differs from LIBOR in a number of material respects, including that Compounded Daily SOFR is a backwards-looking, compounded, risk-free overnight rate, whereas LIBOR is expressed on the basis of a forward-looking term and includes a risk-element based on inter-bank lending. As such, investors should be aware that LIBOR and SOFR may behave materially differently as interest reference rates for the Bank's securities. Furthermore, SOFR is a secured rate that represents overnight secured funding transactions, and therefore will perform differently over time to LIBOR which is an unsecured rate. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmarks or other market rates.
Publication of SOFR in its current form began in April 2018 and therefore has a limited history. The future performance of SOFR may therefore be difficult to predict based on the limited historical performance. The level of SOFR during the term of the Bank's securities may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR such as correlations, may change in the future.
The administrator of SOFR may make changes that could change the value of SOFR or discontinue SOFR.
The New York Federal Reserve (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR. The administrator has no obligation to consider the interests of any of the Bank's debt holders when calculating, adjusting, converting, revising or discontinuing SOFR.
Inflation and corresponding increases in market interest rates may adversely affect the value of the Bank's financial instruments.
Although the nominal interest rate used to calculate interest payments on the Bank's debt securities may not be linked to a consumer price index or to other inflation measures, the real return an investor will receive may be affected by external factors such as inflation, taxes or investment costs. In particular, rising prices inevitably reduce the purchasing power of the interest payments that investors will receive. Investment in any financial instrument with a fixed rate component involves the risk that if market interest rates increase above the interest rate paid on such instruments from time to time, this may adversely affect their market value, as the return realized may then be less than the return an investor could realize from another equivalent investment at the relevant time. In this way, movements in market interest rates can adversely affect the price of the Bank's debt instruments and, in turn, could result in losses to investors who sell such debt instruments prior to maturity.
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
In addition, originally in response to the COVID-19 pandemic, the Bank has and expects to continue to implement certain remote working policies. These arrangements have necessitated new and increased reliance on information technology, such as videoconferencing and other infrastructure. As a result, the Bank has faced and will continue to face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While the Bank has taken measures to manage these risks, such measures have never been tested on the scale or duration that the Bank is currently experiencing, and there is risk that these measures will prove not to have been effective in the current unprecedented operating environment. Due to the evolving nature of cybersecurity risks and the Bank’s reduced visibility and control in light of remote working, the Bank’s efforts to provide appropriate policies and security measures may prove insufficient to mitigate all cybersecurity and data protection threats. Any failure or hacking of these and other systems could materially and adversely affect the Bank’s business and operations.
The Bank’s ability to remain competitive depends in part on its ability to upgrade its information technology on a timely and cost-effective basis. The Bank continually makes investments and improvements in its information technology infrastructure in order to remain competitive, improve efficiency, reduce the risk of error and improve the client experience. The Bank may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of its information technology infrastructure. Any failure to effectively improve or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on the Bank. The Bank’s reputation could also suffer if the Bank is unable to protect its customers’ information from being used by third parties for illegal or improper purposes.
For financial institutions, cybersecurity risks have increased due to the widespread use of digital technologies, cloud computing and mobile devices to conduct financial business and transactions. In addition, cyberattacks by hackers, terrorists, criminal organizations, nation states and extremists have also increased in frequency and sophistication. Current geopolitical tensions also may lead to increased risk of cyberattack from foreign state actors. In particular, the Russian invasion of Ukraine and the imposition of significant sanctions on Russia and Hamas by the United States, Switzerland, the EU, the UK and others may result in an increase in the risk of cyberattacks.
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
The Bank's hedging strategy may not be able to prevent losses.
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
Bladex has adopted various policies and procedures to promote compliance with applicable laws, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing. However, the participation of multiple parties in any given transaction can increase complexity and require additional time for due diligence. Also, because trade finance can be more reliant on document-based information than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While the Bank remains alert to potentially high-risk transactions, it is also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If the Bank’s policies and procedures are ineffective in preventing third parties from using it as a conduit for money laundering or terrorism financing without its knowledge, the Bank’s reputation could suffer and/or it could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with the Bank), which could have an adverse effect on the Bank’s business, financial condition and results of operations. In addition, amendments to applicable laws and regulations in Panama and other countries in which the Bank operates (including the United States) could impose additional compliance burdens on the Bank.
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
Supranational organizations rate jurisdictions for tax transparency, governance, real economic activity, corporate tax rate, prevention of money laundering, financing of terrorism, among others. Depending on prevailing international regulatory concerns, certain countries that are considered to less than adequately cooperate with such supranational organizations may be put on a “grey” or “black” list. From time to time in the recent past, Panama has been included or threatened with inclusion on these aforementioned lists. For example, from June 2014 until February 2016, Panama was included in the “grey” list of the Financial Action Task Force (“FATF”). In June 2019, Panama was once again included on the FATF “grey” list and as of the date of this annual report continues to be included in such list. In March 2022, the FATF expressed significant concern about the fact that Panama failed to fully address remaining measures in its action plan that aimed to resolve swiftly the identified strategic deficiencies in its regime to counter money laundering, terrorist financing, and proliferation financing, which fully expired in January 2021. In October 2023, the FATF announced that Panama is no longer under increased monitoring, acknowledging the completion of its action plan and substantial progress in enhancing its AML/CFT regime. However, the Bank cannot assure you that Panama will not be placed on the FATF “grey” list again in the future.

In addition, in February 2019 the Commission of the European Union (the “European Commission”) proposed to include Panama, together with other 22 countries, in a blacklist of nations determined by the European Commission to have strategic deficiencies in the prevention of terrorism financing and/or money laundering. Although that proposal was not initially approved by the country members of the European Union, the European Commission later announced in May 2020 that it had added Panama to its blacklist. Nonetheless, in March of 2024, the European Commission announced the removal of Panama from its list of high-risk countries with strategic deficiencies in the prevention of money laundering and terrorist financing. Further, during 2017, the EU Economic and Financial Affairs Council, or ECOFIN, released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Panama’s adherence to the Convention on Mutual Administrative Assistance in Tax Matters of the Organization for Economic Cooperation and Development (“OECD”) in 2017 notwithstanding, on February 18, 2020 the European Union finance ministers added Panama to its list of non-cooperative jurisdictions for tax purposes for allegedly having shortcomings over exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. Panama was once again included on this list in February of 2024. Inclusion on these lists may result in significant reputational damage. Furthermore, inclusion on the European Union list for non-cooperative jurisdictions allows EU member states to implement defensive measures to protect their tax revenue and fight against tax fraud, evasion and abuse.
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
The U.S. has expanded Sanctions on Nicaragua, North Korea, Russia and Venezuela, and issued an executive order modifying Sanctions with respect to Sudan. Furthermore, in recent years, the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC") has designated some notable groups or financial institutions on the Specially Designated Nationals (“SDN”) List in the regions or jurisdictions where the Bank, its counterparties, or its customers are located, have operations, or do business.
For example, since 2015 and through 2024, the U.S. has continued to expand Sanctions in respect of the Government of Venezuela and certain Venezuelan nationals, including certain Venezuelan government officials effectively blocking all property and interests in property of the Government of Venezuela pursuant to Executive Order 13884 of August 5, 2019. With regard to any Sanctions targeting persons who have been added to OFAC’s SDN List or other persons considered blocked persons under OFAC sanctions, U.S. persons may not make to such persons, or receive from such persons, any contribution or provision of funds, goods, or services. These Sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). These recent Sanctions relating to Venezuela have also resulted in the designation of certain state-owned financial institutions, as SDNs, including Banco De Desarrollo Económico y Social de

Venezuela (“BANDES”), Banco Bandes Uruguay S.A., Banco Bicentenario del Pueblo, de la Clase Obrera, Mujer y Comunas, Banco Universal C.A., Banco de Venezuela, S.A. Banco Universal and Banco Prodem S.A.
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
In response to the global financial crisis, which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”) proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. On December 16, 2010 and January 13, 2011, the Basel Committee issued its original guidance (which was updated in 2013) on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in Panama in the event that generally accepted international capitalization standards (the standards set by the Basel Committee on Banking Supervision) become more stringent. Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. The Bank follows

Basel III criteria to determine capitalization levels, and has determined the Bank’s Tier 1 capital ratio (Basel III – IRB) to be 15.4% as of December 31, 2023. In addition, as of December 31, 2023, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Banking Law (as defined below), was 13.6%.
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

The Bank’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers to its customers and on its ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. The Bank’s failure to manage various risks it faces as it expands its range of products and services could have a material adverse effect on the Bank.

The success of the Bank’s operations and its profitability depends, in part, on the success of new products and services it offers to its customers and its ability to offer products and services that meet their needs during their entire life cycle. However, the Bank’s customers’ needs, or desires may change over time, and such changes may render its products and services obsolete, outdated or unattractive and the Bank may not be able to develop new products that meet its customers’ changing needs. The Bank’s success is also dependent on its ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If the Bank cannot respond in a timely fashion to the changing needs of its customers, it may lose existing or potential customers, which could in turn materially and adversely affect the Bank. In addition, the cost of developing products is likely to affect the Bank’s results of operations.

As the Bank expands the range of products and services, some of which may be at an early stage of development in the markets of certain regions where the Bank operates, the Bank will be exposed to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. The Bank’s employees and its risk management systems, as well as the Bank’s experience may not be sufficient to enable the Bank to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on the Bank.

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
Global economic changes, including the persistent effects of the COVID-19 pandemic, the ongoing conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the war in Ukraine and their spillover effects of each of these factors on the global economy and markets, inflationary pressure, volatility in commodity prices, oil and energy prices, U.S. dollar interest rates and U.S. dollar exchange rates, and any slowing of economic growth in industrialized countries, have had and could continue to have adverse effects on the economic condition of countries in the Region in which the Bank operates.

Adverse changes affecting the economies in the Region could have a significant adverse impact on the quality of the Bank’s credit exposures, including increased allowance for losses, debt restructurings and loan losses. In turn, these effects could also have an adverse impact on the Bank’s asset growth, asset quality, prospects, profitability and financial condition.
Banks, including Bladex, that operate in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor that may impact investors’ confidence, such as a downgrade in credit ratings of a particular country or an intervention by a government or monetary authority in any such markets, may affect the price or availability of resources for financial institutions in these markets, which may affect the Bank.

The Bank also faces borrower concentration, with its credit activities being in a number of countries. Adverse changes affecting one or more of these economies could have a material adverse impact on the Bank’s Credit Portfolio and, as a result, its financial condition, growth, prospects, results of operations and financial condition. As of December 31, 2023, 49% of the Bank’s Credit Portfolio was outstanding to borrowers in the following five countries: Brazil ($1,124 million, or 12%), Colombia ($1,030 million, or 11%), Mexico ($984 million, or 10%), Guatemala ($804 million, or 8%), and Dominican Republic ($800 million, or 8%).

In addition, as of December 31, 2023, of the Bank’s total Credit Portfolio balances, 6% were to five borrowers in Colombia, 6% were to five borrowers in Guatemala, 5% were to five borrowers in Dominican Republic, 5% were to five borrowers in Brazil and 4% were to five borrowers in Mexico. A significant deterioration of the financial or economic condition of any of these countries or borrowers could have a material adverse impact on the Bank’s Credit Portfolio, potentially requiring the Bank to create additional allowances for expected credit losses, or suffer credit losses with the effect accentuated because of this concentration.
The Bank’s mission is focused on supporting trade and integration across the Region. As a result, any increases in tariffs, supply chain disruptions or other restrictions or impediments affecting foreign trade, or resulting uncertainty that reduces international trade flows, either throughout the Region or globally, could adversely affect the Bank’s business, results of operations or share price.
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
Furthermore, the macroeconomic, trade and regulatory environment has become increasingly fragmented, with the ongoing war in Ukraine, the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, the related effects of the COVID-19 pandemic, increasing inflationary pressures alongside other factors, continuing to disrupt supply chains in several industries globally and in the Region. It remains to be seen how supply chains will continue to be impacted by new variants or localized COVID-19 outbreaks. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and the Bank's customers. Furthermore, international markets, commodities prices and supply chains continue to be significantly disrupted by the escalating conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, as well as Russia's invasion of Ukraine, and the resulting sanctions and other measures imposed on Russia and certain Russian entities and individuals.

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

The Region’s economies remain vulnerable to inflationary pressures. Elevated levels of inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
The ongoing war in Ukraine, the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East, persistent elevated levels of inflation, the devaluation of currencies against the U.S. Dollar, tighter financial conditions, economic deceleration of key trading partners, and social discontent are among the macroeconomic factors that have led to a slower economic growth in the Region in 2023. The early and swift monetary tightening across the Region since 2021, together with the withdrawal of most of the pandemic fiscal stimulus and the reversal of external price pressures, have contributed to a decline in headline inflation. Core inflation has also started to ease, as price pressures are becoming less generalized, although it remains elevated amid strong labor markets and positive output gaps in some countries. Despite easing global inflation, the leading developed economies have not reduced interest rates. As a result, financing costs were high throughout the year and are expected to remain so in the coming years. Further significant increases in interest rates will continue to affect global financial conditions and carry the risk of triggering a recession. Should monetary policy rates move materially higher than current expectations, a realignment of market expectations could cause turbulence in financial asset prices. Higher global and domestic financing costs can accelerate capital outflows and represent a challenge for the Region, given large public and external financing needs in some countries and the limited resources to finance investment in the Region. Furthermore, the combined effect of Russia’s invasion of Ukraine and conflict between Israel, Hamas and Iran and the wider conflict in the Middle East are all recessive and inflationary, which could cause risks of stagflation within the Region.
Although economic conditions vary from country to country, the Region’s economy continues to be vulnerable to inflationary pressure and to experience slow economic growth. Though inflationary pressures slowed during 2023 as a result of a number of factors, including lower food and energy prices resulting from monetary policy tightening, there is considerable uncertainty around the pace and scope of inflation reduction in the Region. Tighter labor markets, wage pressures, and a history of backward indexation continue to create uncertainty around inflation reduction, as do the potential effects of El Niño conditions which could disrupt agricultural output in the Region. The recent reversal of subsidies and tax cuts that had been introduced in 2022 also continues to also weigh on inflation reduction efforts. Core inflation (that is, excluding food and energy) in the Region remains high.
Amidst these uncertainties, financial markets have continued to experience volatility. The Bank cannot predict the decisions and policies that the governments in major global markets and in the Region will adopt in the future to combat rising inflation, which could generate uncertainty in the international markets and could have a negative effect on economies in the Region. Persistent inflation in the Region may have a material adverse effect on the Region’s economic growth and, therefore, the Bank’s results of operations and financial condition.
Local country foreign exchange controls or currency devaluation, and elevated inflation, may harm the Bank’s borrowers’ ability to pay U.S. dollar-denominated obligations.
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
A significant portion of the Bank’s Loan Portfolio consists of loans made to borrowers in the oil/gas and agribusiness sectors in the Region. Lending in these sectors presents unique risks related to commodities pricing.
As of December 31, 2023, $1,331 million, or 18% of the Bank’s Loan Portfolio was comprised of oil/gas related loans, and $239 million, or 3% of the Bank’s Loan Portfolio was comprised of agribusiness loans. Repayment of these loans depends substantially, in some cases, on producing, exploring and exporting and also marketing the oil/gas or other commodities. Most of these loans are unsecured and collateral securing some of these loans may be illiquid. In addition, the limited purpose of some agricultural-related collateral affects credit risk because such collateral may have limited or no other uses to support values when loan repayment problems emerge. Many external factors can impact the Bank’s borrowers’ ability to repay their loans, including commodity price volatility (i.e., oil and sugar prices), increased global shipping costs due to tensions in the Red Sea and a slowdown in Panama Canal traffic due to drought conditions, diseases such as COVID-19, war such as the conflict between Israel, Hamas and Iran and the wider conflict in the Middle East or the war in Ukraine and sanctions implemented as a result, the impact of supply chain disruptions, inflation and rising interest rates, adverse weather conditions, water issues, land values, production costs, changing government regulations and subsidy programs, changing tax treatment, technological changes, labor market shortages/increased wages, and changes in consumers’ preferences, over which the Bank’s borrowers may have no control. These factors, as well as volatility in certain commodity prices, including the price of oil, which has increased significantly recently, could adversely impact the ability of those to whom the Bank has made loans to perform under the terms of their borrowing arrangements with the Bank, which in turn could result in credit losses and adversely affect the Bank’s business, financial condition and results of operations.
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
The Bank is exposed to natural disasters in Panama, such as earthquakes, floods and mudslides. Although earthquakes in Panama are not common, the country is located in a seismic zone. The country is also vulnerable to El Niño phenomenon, which provokes floods and mudslides in the north and central Andean regions. Recent drought conditions have also slowed shipping traffic through the Panama Canal. This weather phenomenon negatively affected Panama’s GDP and the financial condition of certain of the Bank’s clients.
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
As a specialized multinational bank with a strong and historic commitment to Latin America, the Bank possesses extensive knowledge of business practices, risk and regulatory environments, accumulated over forty years of doing business throughout the entire Region. Bladex provides foreign trade solutions to a select client base of premier Latin-American financial institutions and corporations, and has developed an extensive network of correspondent banking institutions with access to the international capital markets. Bladex enjoys a preferred creditor status in certain jurisdictions, being recognized for its strong capitalization, prudent risk management and sound corporate governance standards. Bladex fosters long-term relationships with clients, and over the years it has developed a reputation for excellence when responding to its clients’

needs, in addition to having a solid financial track record, which has reinforced its brand recognition and its franchise value in the Region, and contributes to the Bank achieving its vision of being recognized as a leading institution in supporting trade and regional integration across Latin America.
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
As of December 31, 2023, the Bank had 93 employees, or 35% of its total employees, across its offices responsible for marketing the Bank’s financial products and services to existing and potential new customers.
Recent Developments
The risks of a global recession in 2023 moderated as the year progressed, with an economic soft landing scenario becoming more likely as the year went on. The weak and even negative growth projections made during the first part of the year underwent recurring upward revisions as 2023 progressed. Despite the intensification and resurgence of some geopolitical conflicts, activity proved resilient, with positive development both in terms of demand and supply. According to information published by the International Monetary Fund ("IMF") in January 2024, the global economy grew by 3.1% in 2023.
In the United States and several major emerging market and developing economies, economic growth estimates were stronger than expected in the second half of 2023. In several cases, government and private spending contributed to the upswing, with real disposable income gains supporting consumption amid labor markets that remained tight and households drawing down on their accumulated pandemic-era savings. A supply-side expansion also took hold, with a broad-based increase in labor force participation, the resolution of certain pandemic-era supply chain problems, including declining delivery times. However, this positive momentum was not felt everywhere, with notably subdued growth in the euro area, reflecting weak consumer sentiment, the lingering effects of high energy prices, and weakness in interest-rate-sensitive manufacturing and business investment.
The Region experienced a significant economic slowdown in 2023, with growth of only 2.5% based on IMF estimates. This slowdown occurred in the context of high inflation, restrictive monetary conditions, weak global trade and adverse weather events. Although these Regional results lagged behind overall global performance, they do reflect the Region's resilience to the volatility in the global context, which was characterized by recurring increases in interest rates in advanced economies and geopolitical factors.
Despite these difficulties, growth in Brazil and Mexico exceeded previous forecasts. Brazil's positive performance was due to the fact that agricultural production was higher than expected, private consumption was stronger and exports increased in the first three quarters of the year. Similarly, Mexico recorded higher-than-expected growth in both private consumption and investment.
In contrast, growth was weaker than expected in other large Regional economies, including Argentina, Colombia, and Peru, with recent business surveys pointing to weakening confidence and manufacturing activity. Inflation in the Region has generally continued to ease in 2023, with Argentina being an important exception. Headline consumer price inflation has recently fallen close to the targets of most central banks, in part reflecting moderating energy prices. The deceleration in core inflation in most of the Region likely reflects the results of early monetary tightening measures initiated in 2021. As a result, real interest rates have risen over the past year as inflation has fallen, also highlighting the will of the majority of central banks in the Region that opted for a restrictive monetary policy, in order to contain inflationary pressure and anchor their expectations, weighing the risks that it would generate on consumption. and investment.
However, higher interest rates have weighed on the cost of servicing debt, increasing the imperative for fiscal consolidation. The pace of fiscal adjustment has depended on several factors, including the level of public debt, the impact of commodity prices on public finances, in which South American commodity exporters have an advantage over Central American and Caribbean commodity importers, and the governments' political will to implement austerity or consolidation measures. Taking into account these various factors, concerns about solvency persisted in countries such as Argentina, Bolivia, Ecuador and El Salvador.
Terms-of-trade developments have continued to vary across the Region. Energy exporters have continued to benefit from high fossil fuel prices, while slowing external growth, particularly in China, has weighed on metal prices and the export earnings of metal producers. Agricultural commodity prices remain elevated compared to the pre-pandemic period. However, differing climatic conditions have seen some exporters benefit more than others, as conditions have been favorable for Brazil’s soy bean harvest, compared to a reduction in Argentine grain production due to the extended drought.

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

In 2023, the Bank commenced the implementation of the ESG strategy, previously crafted in collaboration with ESG consultants during 2022. This initiative aimed to define a sustainability and ESG strategy that is linked to, and delivers on, the Bank’s purpose and business strategy. Through this work, the Bank outlined the foundational policies and processes and a clear roadmap to start institutionalizing the sustainability and ESG program at Bladex. The proposed steps were designed in accordance with best practices, in alignment with both industry recognized standards as well as the Bank’s corporate strategy.

This project with the consultant seeks to address banking requirements in accordance with market standards, regulatory mandates, and alignment with the Bank's corporate strategy. The project encompasses key elements such as defining relevant topics, establishing robust risk methodologies, exploring sustainable products for our clients, and implementing effective measurement and disclosure strategies for carbon footprint. the Bank's focus extends beyond regulatory compliance to proactively aligning with market expectations, solidifying the Bank's commitment to transparent and sustainable banking practices.

Bladex is committed to transparently reporting ongoing progress to its stakeholders. The Bank has been a member of the U.N. Global Compact since 2011 and publishes an annual report on its corporate social responsibility efforts on its website https://www.bladex.com/en/sustainability.

Governance

Oversight of ESG

As an overseer of risk and a steward of long-term shareholder value, the Bank’s Board has the ultimate responsibility for the oversight of ESG-related risks and opportunities that impact the Bank’s business. During 2023, the Compliance, Anti-Money Laundering and Sustainability Committee provided primary oversight of the Bank’s ESG initiatives and programs. This Committee is best positioned to oversee ESG due to the expertise and make up of its directors, and the existing strong focus on governance and compliance topics that are critical to the Bank’s business. Other Committees also play a relevant role and receive regular updates on ESG progress and goals.

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

ESG in Credit Risk Analysis

The Bank aims to manage its business for the long term while providing value for its clients and shareholders by considering ESG issues in its processes for managing and governing risk across its financial services and investments. During 2021, Bladex developed a Social and Environmental Risk Policy based on the IFC’s and other recognized entities' frameworks which allows the integration of environmental and social issues in the Bank's risk assessment considerations and determinations. The Bank assigned an Environmental and Social Rating to its portfolio and started the process to review and identify existing companies with robust, publicly available ESG information. During 2023, the Bank completed the evaluation of its entire portfolio, focusing mainly on high risk clients. For 2024, the Bank aims to retain the services of a consulting firm for measuring the carbon footprint of the Bank's Commercial Portfolio, as well as defining the potential exposure of the Bank's clients to climate risk.

Social

Human Capital Management

The Bank considers human capital the backbone for all its business activities and, as such, employees’ well-being is the basis for meeting the Bank’s objectives. The Bank’s human capital strategy is underpinned by an unwavering engagement to its values of commitment, humility, excellence, respect and integrity. The Bank takes a holistic approach that evaluates the full employee experience, from recruitment, selection and onboarding, to benefits, training and professional development, engagement and volunteering.

The Bank employees’ performance evaluation has two components: a corporate performance, measured through the Bank’s net income, and an individual performance, measured by the employee’s contribution to the Bank’s objectives, for which we have established Balance Scorecards, Commercial Scorecards and Functional Scorecards. All of these determine employees’ variable compensation. For top management and certain other executive positions, a relevant portion of variable compensation in the form of Restricted Stock Unit’s deferred for a period of three years.

We have positioned Bladex as an attractive company for employees to build a career. Most of the Bank's vacancies or new positions are offered internally prioritizing the professional growth of our employees. We equip them with tools, resources and opportunities designed to build critical skills and enhance their career path within our organization. We request employee feedback on a regular basis and are continuously evolving and adapting to meet the changing needs of the organization. In addition, since the pandemic we have maintained the possibility of a hybrid model to work from home when necessary. Furthermore, to address employee wellness, we sponsor the participation of employees in sports events, offer a wellness application with pre-ordered exercise lessons and provide activities such as coffee chats, an internal social network, and a calendar of events to keep employees connected and engaged.

We ensure full compliance with health and safety standards and undergo comprehensive internal audit processes to meet any gaps in our management system. We maintain a wellness program based on six key pillars focused on employee’s physical, mental, financial, environmental, nutritional, and social health.

Diversity, Equity, and Inclusion

Diversity is among the factors considered by the Board’s Nomination, Compensation and Operations Committee when evaluating candidates for positions on the Bank's Board of Directors. The Nomination, Compensation and Operations Committee generally views and values diversity from the perspective of professional and life experiences and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics that can contribute to the Bank’s strategic vision and mission. Gender diversity has been strengthened by having four female Directors on the ten-member Board of Directors, with the recent appointment of Mrs. Tarciana Paula Gomes Medeiros as Director representing Class A shareholders since April 17, 2024 and the appointment of Mrs. Angelica Ruiz Celis as Class E Director since March 30, 2023. Moreover, the fact that seven different nationalities are represented on the ten-member Board of Directors reflects the importance placed on diversity by the Board of Directors.

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

The Bank has in place a Diversity, Equity and Inclusion Policy (the "Diversity Policy") defining roles and responsibilities aiming to promote in all the Bank's operations an environment of respect and protection that recognizes the value of diversity. The Diversity Policy recognizes meritocracy as the key component driving the professional development of each employee within the Bank.

As of April 16, 2024	Alexandra M. Aguirre	Ricardo Manuel Arango	Silvina Batakis	Isela Costantini	Mario Covo	José Alberto Garzón	Miguel Heras Castro	Roland Host	Fausto de Andrade Ribeiro	Angélica Ruiz
Knowledge and Skills
Corporate Governance	•	•		•		•			•
Public Board Experience	•	•		•	•	•	•	•	•
Executive Management Experience		•	•	•		•		•	•	•
Financial Expertise		•			•	•	•	•	•
Legal	•	•				•			•
Government / Regulatory Experience		•	•			•	•	•	•
Risk Management		•			•	•	•	•	•
International	•	•		•	•		•	•	•	•
ESG	•			•		•
Gender
Male		•			•	•	•	•	•
Female	•		•	•						•
Race / Ethnicity
African or Black
Alaskan Native or American Indian
Asian
Hispanic or Latin	•	•	•	•	•	•	•	•	•	•
Native Hawaiian or Pacific Islander
White	•	•	•	•	•	•	•	•	•	•
LGBTQ

Community Giving

Fundación Crece Latinoamérica – Gonzalo Menéndez Duque (the “Foundation”) is the Bank´s strategic social investment vehicle that contributes to sustainable development in the Region at the community level. In partnership with non-profit organizations and with the support of the Bank's corporate volunteers the Foundation has played an important role promoting positive social and environmental impact during 2023. The Bank focuses its efforts mainly on educational and environmental initiatives. On the educational front, the Bank has supported underprivileged schools, acting as benefactors of school canteens, implementing infrastructure improvements, and providing scholarships for higher education. On the environmental front, the Bank has established partnerships with institutions to promote environmental awareness in the community, actively promoting recycling. As a result, in 2023 Bladex participated in the reconstruction of a rural bridge using recycled plastic, and actively promoting recycling. For more information, please visit our Corporate Social Responsibility website: https://www.bladex.com/en/sustainability.

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

Strategies for 2024 and Subsequent Years

Continue to strengthen the Bank's business model, further leverage competitive advantages, expand the customer base and improve the value proposition to customers

The Bank’s Board of Directors and management, assisted by a global strategic consulting firm, has developed a five-year strategic plan for the period 2022-2026 (the “Strategic Plan”). The fundamental components of the medium-term Strategic Plan include strengthening the Bank’s business model, better leveraging its competitive advantages, expanding its customer base and improving the value proposition offered to the Bank’s customers. A new compensation plan for the Bank’s management with key performance indicators linked to the results of the plan and a variable individual compensation linked to the success of the projects related thereto, are concrete steps that the Bank has taken which aim to ensure the successful implementation of the medium-term Strategic Plan. Management believes that it has the right pillars in place to support the achievement of this plan and that its ongoing implementation will improve the profitability of the Bank's business while ensuring that the Bank remains faithful to its mission of promoting foreign trade and Regional integration in a sustainable way, without changing the Bank’s business model.

Optimization of the Bank’s credit origination processes

Optimizing the Bank's commercial effectiveness in order to strengthen credit origination is one of the key goals of the medium-term Strategic Plan. To this end, since implementing the Strategic Plan two years ago, the Bank has successfully streamlined key processes to ensure faster client onboarding and enhanced operational capabilities, as well as optimizing capital. The Bank plans to continue focusing on lending to its top-tier client base of banks and corporations throughout the Region, favoring strategic sectors and taking advantage of business opportunities emerging from the expected Regional economic recovery, a positive commodity cycle and the continuance of an increasing trend in trade flows in the Region.

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
The Bank plans to focus its future efforts on growing its business with a larger number of corporate clients along the trade value chain, which management believes will reinforce the Bank’s business model, enhance origination capacity and all the Bank to deploy capital most effectively. The Bank also intends to continue diversifying its credit risk profile, in order to continue to mitigate the impact of potential losses, should they occur. The effectiveness of the optimization phase of the Strategic Plan has allowed the Bank to both significantly grow the Bank's customer base in strategic markets and also increase lending margins through an efficient pricing policy on an expanded client base.
The expansion phase of the Strategic Plan will be focused on broadening the Bank's product offering. As a result of the Bank’s relationships throughout the Region, management believes it is well positioned to strategically identify key products and services to offer to clients. The Bank’s Articles of Incorporation permit a broad scope of potential activities, encompassing all types of banking, investment, and financial and other businesses that support foreign trade flows and the development of trade and integration in the Region. This supports the Bank’s ongoing strategy to develop and expand products and services that complement the Bank’s expertise in foreign trade finance and risk management, in which we believe there is significant upside potential such as: i) letters of credit client base diversification, ii) vendor finance with a focus on supply chain finance through electronic platforms, iii) opportunistic project finance as well as financing acquisitions from the Bank’s structuring and syndication business desk, as well as liability management transactions, iv) complementing bilateral short-term plain vanilla trade lending with buy- and sell-side working capital solutions for corporations, and v) the incorporation of treasury products to better satisfy our clients’ needs.
In addition, the Bank has strengthened its commercial sales force, specifically the client service team, not only by increasing its size but also its capabilities by introducing team members with the diverse backgrounds and skill sets necessary to develop, manage and commercialize the new products and services that the Bank expects to offer. The Bank continues to view the incorporation of new talent as fundamental for improving its results of operations and implementing its medium-term Strategic Plan, and has implemented a talent management strategy focused on attracting highly qualified employees to enhance the competence of its existing workforce.

Streamline the Bank’s operating model and processes for supporting the execution of its strategy to achieve greater efficiency

The Bank aims to improve its key processes, focusing mainly on client service and development of new products. The main objective is to reduce process inefficiencies in order to allow the ongoing introduction of new products and increase the number of transactions, improving efficiency and productivity throughout its organization and simultaneously enhancing the Bank’s capability to mitigate potential operational risk. For example, the Bank is in the initial phase of a vendor selection processes for its treasury software, and management anticipates that for the next few years the Bank will be working closely with key strategic IT vendors in order to ensure that the Bank’s product suite expansion has a robust and scalable backend. In addition, by committing significant human and financial resources to modernize its technological infrastructure, the Bank intends to support the business strategy and boost its performance on new digital platforms, which management believes will increase and streamline its processing capacity and enhance the client-focus services and experience. In addition, as part of the implementation of the remaining phases of the medium-term Strategic Plan, the Bank seeks to leverage increased digitization and automatization of its internal processes as part of its efforts to expand its offer of services and products, both in the commercial and treasury segments, while focusing on business scaling.
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
Bladex has a methodology for capital allocation by country and its risk weights for assets. The Risk Policy and Assessment Committee (the “CPER”, for its acronym in Spanish) of the Bank’s Board of Directors (the “Board”) approves a level of “allocated capital” for each country, in addition to notional exposure limits. These country capital limits are reviewed at least once a year by the CPER, and more often if necessary. The methodology helps to establish the capital equivalent of each transaction, based on the internal numeric rating assigned to each country, which is reviewed and approved by the CPER.
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
Depending on the proposed amount, lines of credit are approved by different credit committees. The Bank’s management credit committee has authority to approve credit lines up to $30 million, under the allowed terms and conditions approved for each country by the Board credit committees. Credit lines exceeding that amount and/or conditions, must be approved by other credit committees, which are composed of certain members of the Board. All credit lines must fully comply with the Legal Lending Limit established by the Panamanian Regulator. Panamanian Law sets forth certain concentration limits, which are applicable and strictly adhered to by the Bank, including a 30% limit as a percentage of capital and reserves for any one borrower and borrower group, in the case of certain financial institutions, and a 25% limit as a percentage of capital and reserves for any borrower and borrower group, in the case of corporate and sovereign entities. As of December 31, 2023, the Bank’s legal lending limit prescribed by Panamanian law for corporations and sovereign borrowers amounted to $301 million, and for financial institutions and financial groups amounted to $361 million. Panamanian law also sets lending limits for related party transactions, which are described in more detail in the section “Supervision and Regulation–Panamanian Law.” Non-compliance with this legal lending limit could result in the assessment of administrative sanctions by the Superintendency of Banks for such violations, taking into consideration the magnitude of the offense and any prior occurrences, and the magnitude of damages and prejudice caused to third parties. As of December 31, 2023, the Bank was in compliance with regulatory legal lending limits.
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

As of December 31, 2023, the Credit Portfolio amounted to $9,532 million, compared to $8,726 million as of December 31, 2022 and $7,365 million as of December 31, 2021. The $806 million, or 9% increase during 2023 compared to 2022 was largely attributable to the Bank’s higher lending origination and the growth of the Bank’s client base, as new client onboarding and sustained cross-selling efforts delivered increased business volumes.

Commercial Portfolio

The Bank’s Commercial Portfolio amounted to $8,521 million as of December 31, 2023, compared to $7,706 million as of December 31, 2022, and $6,540 million as of December 31, 2021. The $815 million, or 11% increase during 2023 compared to 2022, resulted from the Bank’s focus on expanding its customer and product base with new client onboarding and sustained cross-selling efforts which increased business volumes during the year.

As of December 31, 2023, 69% of the Bank’s Commercial Portfolio remaining-term profile was scheduled to mature within one year, compared to 72% as of December 31, 2022 and 75% as of December 31, 2021, which reflects the predominantly short-term nature of the Bank’s lending originations. As of those same dates, trade-related finance transactions represented 46%, 42%, and 46%, respectively, of the Bank’s Commercial Portfolio, while trade-related finance transactions represented 66%, 60% and 64%, respectively, of the Bank’s short-term origination. See “Description of Business of Bladex—Business Activities—Loan Portfolio.”

As of December 31, 2023, the exposure of the Commercial Portfolio’s was focused on preserving sound credit quality through well diversified exposures to top-tier clients across the Region. The Bank’s traditional client base of financial institutions represented 38% of the total Commercial Portfolio, and corporations represented 62% of the total Commercial Portfolio, of which 36% and 64% of such percentages were trade-related financing, respectively. In addition, the Commercial Portfolio continued to be well diversified across corporate sectors, with industry concentration levels of 5% of the total Commercial Portfolio or lower as of December 31, 2023, except for certain sectors such as oil/gas (downstream) at 8%, food and beverage, electric power and oil/gas (integrated), each at 7%, and metal manufacturing at 6%, of the Commercial Portfolio as of December 31, 2023.

Geographically, 41% of the Commercial Portfolio remained distributed in investment grade countries as of December 31, 2023, an increase of 2% from December 31, 2022. On a country-risk basis, Brazil continued to represent the largest country-risk exposure at 13% of the total Commercial Portfolio, followed by Colombia at 12%, Mexico at 11%, and Guatemala, the Dominican Republic and Peru, each at 9% of the total Commercial Portfolio. Credit to borrowers in top-rated countries outside of Latin America, where such credits relate to transactions ultimately carried out within the Region, represented 7% of the total Commercial Portfolio.

The following table sets forth the distribution of the Bank’s Commercial Portfolio by product category as of December 31 of each year:

	As of December 31,
	2023	%	2022	%
	(in $ millions, except percentages)
Loans at amortized cost	$7,196	84.4	$6,763	87.8
Loan commitments and financial guarantee contracts	1,064	12.5	779	10.1
Customers’ liabilities under acceptances	261	3.1	164	2.1
Total	$8,521	100.0	$7,706	100.0
Loan Portfolio

As of December 31, 2023, the Bank’s Loan Portfolio totaled $7,196 million, compared to $6,763 million as of December 31, 2022 and $5,735 million as of December 31, 2021. The $433 million, or 6% Loan Portfolio increase during 2023 was mainly attributable to higher lending origination during the year, as the Bank focused on expanding its customer and product bases with new client onboarding and cross-selling efforts. As of December 31, 2023, the Loan Portfolio had an average remaining maturity term of 424 days, and 56% of the Bank’s Loan Portfolio was scheduled to mature within one year, compared to an average remaining maturity of 398 days, or 59% maturing within one year as of December 31, 2022, and 372 days, or 59% maturing within one year as of December 31, 2021.

As of December 31, 2023, the Bank’s credit-impaired loans totaled $10 million (or 0.14% of the Loan Portfolio), compared to $30 million (or 0.45% of the Loan Portfolio) as of December 31, 2022 and $11 million (or 0.18% of the Loan Portfolio) as of December 31, 2021. Credit-impaired loans decreased in 2023 mainly due to the write-off taken by the Bank in 2023 of a single credit-impaired exposure to a non-bank financial intermediary classified as Stage 3 (under accounting standard IFRS 9) in 2022. As of December 31, 2023, $10 million in credit-impaired loans were related to a single credit in the retail trade sector, which resulted in individually assigned allowances for credit losses of $6.9 million, representing 68% of the notional exposure.

Loans classified as Stage 1 under IFRS 9, with credit conditions unchanged since origination, increased by 4% during 2023, as a result of the Loan Portfolio growth during the year, while loans classified as Stage 2 under IFRS 9, which represent loan exposures whose credit conditions have deteriorated since origination, increased by 211% year-over-year, representing 4% of total Loan Portfolio as of December 31, 2023.

Loan Portfolio by Country
The following table sets forth the distribution of the Bank’s Loan Portfolio by country risk at the dates indicated:

	As of December 31,
	2023	% of Total Loans	2022	% of Total Loans	2021	% of Total Loans
	(in $ millions, except percentages)
Argentina	$52	0.7	$56	0.8	$74	1.3
Belgium	14	0.2	25	0.4	17	0.3
Bolivia	0	0.0	0	0.0	3	0.1
Brazil	1,009	14.0	980	14.5	1,102	19.2
Canada	23	0.3	0	0.0	0	0.0
Chile	455	6.3	417	6.2	625	10.9
Colombia	939	13.0	702	10.4	795	13.9
Costa Rica	285	4.0	261	3.9	181	3.2
Dominican Republic	637	8.9	580	8.6	275	4.8
Ecuador	191	2.7	111	1.6	38	0.7
El Salvador	83	1.2	30	0.4	73	1.3
France	27	0.4	127	1.9	179	3.1
Guatemala	704	9.8	746	11.0	432	7.5
Honduras	222	3.1	176	2.6	32	0.6
Hong Kong	15	0.2	3	0.0	18	0.3
Jamaica	102	1.4	14	0.2	5	0.1
Japan	12	0.2	15	0.2	0	0.0
Luxembourg	90	1.3	115	1.7	118	2.1
Mexico	838	11.6	823	12.2	727	12.7
Panama	374	5.2	533	7.9	203	3.5
Paraguay	187	2.6	151	2.2	99	1.7
Peru	536	7.4	479	7.1	344	6.0
Singapore	146	2.0	152	2.2	58	1.0
Trinidad & Tobago	133	1.8	129	1.9	141	2.4
United Kingdom	37	0.5	51	0.8	42	0.7
United States of America	74	1.0	53	0.8	19	0.3
Uruguay	11	0.2	34	0.5	135	2.3
Total	$7,196	100.0	$6,763	100.0	$5,735	100.0

The risk relating to countries outside the Region pertains to transactions carried out in the Region, with credit risk transferred outside the Region by way of legally binding corporate guarantees that are payable at first demand. As of December 31, 2023, the Bank’s combined Loan Portfolio associated with European country risk represented $168 million, or 2.4% of the total Loan Portfolio, compared to $318 million, or 4.7% of the total Loan Portfolio as of December 31, 2022 and $357 million, or 6.2% as of December 31, 2021.

Loan Portfolio by Type of Borrower
The following table sets forth the amounts of the Bank’s Loan Portfolio by type of borrower as of the dates indicated:

	As of December 31,
	2023	% of Total Loans	2022	% of Total Loans	2021	% of Total Loans
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$2,248	31.2	$2,245	33.2	$2,124	37.0
State-owned commercial banks	465	6.5	720	10.7	568	9.9
State-owned organizations	1,205	16.7	1,116	16.5	1,085	18.9
Private corporations	3,192	44.4	2,553	37.7	1,934	33.8
Sovereign	86	1.2	129	1.9	24	0.4
Total	$7,196	100.0	$6,763	100.0	$5,735	100.0

As of December 31, 2023, the Bank’s Loan Portfolio industry exposure mainly included: (i) 38% in the financial institutions sector; (ii) 23% in the industrial sector, mostly comprised of food and beverage (7%), electric power (5%), metal manufacturing (5%), other manufacturing industries (2%), plastic and packaging (1%), petrochemical (1%), miscellaneous manufacturing (1%), and paper (1%); and (iii) 19% in the oil/gas sector, which in turn was divided into downstream (10%), integrated (7%) and upstream (2%). No other industry sector exceeded 7% exposure of the Loan Portfolio.
Maturities and Sensitivities of the Loan Portfolio to Changes in Interest Rates
The following table sets forth the remaining term of the maturity profile of the Bank’s Loan Portfolio by gross carrying amount as of December 31, 2023, by type of rate and type of borrower:

	As of December 31, 2023
	(in $ millions)
	Due in one year or less	Due after one year through five years	Due after five years	Total
FIXED RATE
Private sector commercial banks and financial institutions	$1,173	$0	$0	$1,173
State-owned commercial banks	401	0	0	401
State-owned organizations	656	49	0	705
Private corporations	1,393	67	4	1,464
Sovereign	31	55	0	86
Subtotal	$3,654	$171	$4	$3,829
FLOATING RATE
Private sector commercial banks and financial institutions	$405	$640	30	$1,075
State-owned commercial banks	55	9	0	64
State-owned organizations	47	412	40	499
Private corporations	573	1,133	23	1,729
Sovereign	0	0	0	0
Subtotal	$1,080	$2,194	$93	$3,367
Total	$4,734	$2,365	$97	$7,196
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
Loan commitments and financial guarantee contracts amounted to $1,064 million, or 12% of the total Commercial Portfolio, as of December 31, 2023, compared to $779 million, or 10% of the total Commercial Portfolio, as of December 31, 2022 and $604 million, or 9% of the total Commercial Portfolio, as of December 31, 2021. Confirmed and stand-by letters of credit, and guarantees covering commercial risk represented 79% of the total loan commitments and financial guarantee contracts as of December 31, 2023, compared to 84% and 80%, as of December 31, 2022 and 2021, respectively

The following table presents the distribution of the Bank’s loan commitments and financial guarantee contracts by country risk, as of December 31 of each year:

	As of December 31,
	2023		2022		2021
	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts	Amount	% of Total loan commitments and financial guarantee contracts
	(in $ millions, except percentages)
Loan commitments and financial guarantee contracts
Bolivia	$4	0.4	$4	0.5	$3	0.5
Brazil	84	7.9	55	7.0	0	0.0
Canada	25	2.3	0	0.0	0	0.0
Chile	16	1.5	45	5.8	42	6.9
Colombia	68	6.3	54	7.0	51	8.4
Costa Rica	52	4.9	56	7.2	83	13.7
Denmark	0	0.0	12	1.5	0	0.0
Dominican Republic	158	14.9	21	2.7	17	2.7
Ecuador	164	15.4	196	25.1	128	21.2
El Salvador	0	0.0	0	0.0	5	0.9
France	51	4.8	67	8.6	48	7.9
Germany	15	1.4	10	1.3	7	1.2
Guatemala	98	9.2	55	7.0	58	9.6
Honduras	1	0.1	4	0.5	18	3.0
Mexico	84	7.9	69	8.9	4	0.7
Netherlands	1	0.1	0	0.0	0	0.0
Panama	28	2.7	19	2.5	67	11.1
Paraguay	0	0.0	3	0.4	9	1.6
Peru	106	10.0	81	10.4	39	6.5
Singapore	7	0.7	24	3.1	11	1.8
United States of America	0	0.0	3	0.4	0	0.0

Uruguay	102	9.5	1	0.1	14	2.3
Total loan commitments and financial guarantee contracts	$1,064	100.0	$779	100.0	$604	100.0
Investment Portfolio
As part of its Credit Portfolio, the Bank holds an Investment Portfolio, in the form of both securities at FVOCI and investment securities at amortized cost, consisting of highly liquid corporate debt securities rated ‘A-’ or above, and investments in securities issued by Latin American entities related to the Bank’s investment management activities.

The following table sets forth information regarding the carrying value of the Bank’s Investment Portfolio, as of the dates indicated.

	As of December 31,
	2023	2022	2021
	(in $ millions)
Securities at amortized cost	$999	$942	$631
Securities at FVOCI	12	78	194
Investment Portfolio	$1,011	$1,020	$825
Interest receivable	13	12	9
Allowance	(2)	(8)	(2)
Total securities, net	$1,022	$1,024	$832
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
The following tables set forth the distribution of the Bank’s Investment Portfolio, presented in principal amounts, by country risk, type of borrower and contractual maturity, as of the dates indicated:

	As of December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Australia	$5	0.5	$9	0.9	$10	1.2
Brazil	31	3.1	70	6.8	99	12.0
Canada	38	3.8	13	1.3	14	1.7
Chile	79	7.8	113	11.0	106	12.8
Colombia	24	2.3	54	5.3	38	4.6
Costa Rica	8	0.8	10	1.0	2	0.2
Dominican Republic	5	0.5	5	0.5	5	0.6
Germany	15	1.5	0	0.0	0	0.0
Guatemala	0	0.0	0	0.0	3	0.4
Ireland	15	1.5	9	0.9	0	0.0
Israel	5	0.5	5	0.5	5	0.6
Italy	14	1.3	0	0.0	0	0.0
Japan	38	3.8	4	0.4	0	0.0
Mexico	62	6.2	101	10.0	56	6.7
Multilateral Organizations	12	1.2	35	3.4	105	12.8
Norway	10	1.0	0	0.0	0	0.0
Panama	34	3.3	29	2.8	23	2.8

Peru	31	3.0	61	5.9	64	7.8
South Korea	2	0.3	0	0.0	0	0.0
United Kingdom	43	4.3	0	0.0	0	0.0
United States of America	540	53.3	502	49.3	295	35.8
Total	$1,011	100.0	$1,020	100.0	$825	100.0

	As of December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
Private sector commercial banks and financial institutions	$312	30.8	$251	24.6	$128	15.5
State-owned commercial banks and financial institutions	47	4.6	85	8.3	181	21.9
Sovereign debt	49	4.9	64	6.3	52	6.3
State-owned organizations	21	2.0	52	5.1	43	5.2
Private corporations	582	57.7	568	55.7	421	51.1
Total	$1,011	100.0	$1,020	100.0	$825	100.0

	As of December 31,
	2023		2022		2021
	Amount	%	Amount	%	Amount	%
	(in $ millions, except percentages)
In one year or less	$157	15.6	$301	29.5	$178	21.5
After one year through five years	846	83.6	711	69.7	647	78.5
After five years through ten years	8	0.8	8	0.8	0	0.0
Total	$1,011	100.0	$1,020	100.0	$825	100.0
As of December 31, 2023, 2022 and 2021, securities held by the Bank of any single issuer did not exceed 10% of the Bank’s equity.
Securities at amortized cost

As of December 31, 2023, the Bank’s securities at amortized cost increased to $999 million, from $942 million as of December 31, 2022. The $57 million, or 6% increase during the year in the securities at amortized cost portfolio was mostly attributable to $435 million of investment securities acquired in 2023 to increase Treasury’s investment management activities to complement the Bank’s commercial activities and as a tool to optimize risk-return opportunities and country exposures, which was partially offset by $298 million in proceeds received from the redemption of investment securities and $59 million in proceeds from the sale of investment securities. As of December 31, 2023, securities at amortized cost with a carrying value of $310 million were pledged to secure repurchase transactions accounted for as secured financings.

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

Securities at FVOCI

As of December 31, 2023, the Bank’s securities at FVOCI decreased to $12 million, from $78 million as of December 31, 2022. The $66 million decrease during the year in the securities at FVOCI was mainly attributable to $79 million in proceeds received from redemption of investment securities during 2023, which was partly offset by $12 million of investment securities acquired in 2023. As of December 31, 2023, the Bank’s securities at FVOCI consisted of corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

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

Total Gross Outstandings by Country
The following table sets forth the aggregate gross amount of the Bank’s cross-border outstandings, consisting of cash and due from banks, interest-bearing deposits in banks, securities at FVOCI, securities and loans at amortized cost, and accrued interest receivable, as of December 31 of each year:

	As of December 31,
	2023		2022		2021
	Amount	% of Total Outstandings	Amount	% of Total Outstandings	Amount	% of Total Outstandings
	(in $ millions, except percentages)
Argentina	$55	0.5	$58	0.6	$76	1.0
Brazil	1,057	10.2	1,062	11.7	1,207	15.4
Chile	541	5.2	534	5.9	734	9.4
Colombia	982	9.5	764	8.4	836	10.7
Costa Rica	296	2.9	273	3.0	184	2.3
Dominican Republic	657	6.4	591	6.5	281	3.6
Ecuador	196	1.9	112	1.2	38	0.5
France	28	0.3	128	1.4	185	2.4
Guatemala	717	6.9	754	8.3	437	5.6
Honduras	224	2.2	178	2.0	33	0.4
Jamaica	102	1.0	14	0.2	5	0.1
Luxembourg	91	0.9	116	1.3	118	1.5
Mexico	909	8.8	938	10.3	790	10.1
Multilateral Organizations	87	0.8	60	0.7	106	1.4
Panama	419	4.0	579	6.4	234	3.0
Paraguay	189	1.8	154	1.7	98	1.3
Peru	573	5.5	545	6.0	409	5.2
Singapore	147	1.4	153	1.7	58	0.7
Trinidad & Tobago	133	1.3	129	1.4	141	1.8
United States of America	2,528	24.4	1,713	18.8	1,523	19.4
Uruguay	12	0.1	34	0.4	135	1.7
Other countries (1)	415	4.0	207	2.1	207	2.5
Total (2)	$10,358	100.0	$9,096	100.0	$7,835	100.0
(1)“Other countries” consists of cross-border outstandings to countries in which cross-border outstandings did not exceed 1% for any of the periods indicated. “Other countries” in 2023 was comprised of, El Salvador ($83 million), United Kingdom ($83 million), Japan ($66 million), Canada ($62 million), Germany ($21 million), Ireland ($15 million), Hong

Kong ($15 million), Italy ($15 million), Belgium ($14 million), Switzerland ($14 million), Norway ($10 million), Spain ($5 million), Australia ($5 million), Israel ($5 million) and South Korea ($2 million). “Other countries” in 2022 was comprised of, United Kingdom ($56 million), El Salvador ($30 million), Belgium ($25 million), Japan ($19 million) , Switzerland ($17 million), Canada ($14 million), Spain ($13 million), Australia ($10 million), Ireland ($10 million), Germany ($5 million), Israel ($5 million) and Hong Kong ($3 million). “Other countries” in 2021 was comprised of El Salvador ($74 million), United Kingdom ($43 million), Hong Kong ($18 million), Belgium ($18 million), Canada ($14 million), Australia ($10 million), Switzerland ($10 million), Israel ($5 million), Spain ($4 million), Netherlands ($4 million), Japan ($4 million) and Bolivia ($3 million).
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

As of December 31, 2023, overall cross border outstandings totaled $10,358 million, a $1,262 million, or 14% increase compared to $9,096 million as of December 31, 2022, mainly as a result of the Bank’s Loan Portfolio growth during the year, as part of the Bank's commercial initiatives focused on new client onboarding and cross-selling efforts.

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
The following table sets forth the amount of the Bank’s cross-border outstandings by type of institution as of December 31 of each year:

	As of December 31,
	2023	2022	2021
	(in $ millions)
Private sector commercial banks and financial institutions	$2,675	$2,586	$2,300
State-owned commercial banks and financial institutions	607	844	756
Central banks	1,884	1,145	1,201
Sovereign debt	136	195	76
State-owned organizations	1,240	1,177	1,131
Private corporations	3,816	3,149	2,371
Total	$10,358	$9,096	$7,835

Total Revenues Per Country
The following table sets forth information regarding the Bank’s total revenues by country at the dates indicated, with total revenues calculated as the sum of net interest income plus total other income, net – which includes fees and commissions, net; gain (loss) on financial instruments, net; and other income, net:

	For the year ended December 31,
	2023	2022	2021
	(in $ millions)
Argentina	$4.7	$4.7	$5.5
Brazil	25.6	15.1	9.8
Chile	11.3	8.1	3.2
Colombia	32.6	16.2	12.1

Costa Rica	10.4	9.2	7.7
Dominican Republic	20.2	9.3	3.4
Ecuador	15.1	12.6	9.0
El Salvador	2.2	2.3	1.2
Guatemala	24.1	17.0	10.9
Honduras	6.3	6.1	0.8
Jamaica	3.3	2.5	1.6
Mexico	35.4	24.8	17.3
Panama	6.8	6.0	5.9
Paraguay	2.7	2.5	1.5
Peru	20.5	8.7	3.3
Trinidad and Tobago	6.8	6.3	7.2
Uruguay	1.2	1.5	0.5
Other countries (1)	36.9	13.8	3.3
Total revenues	$266.1	$166.7	$104.2
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
Revenues

During the year ended December 31, 2023, the Bank recorded total revenues of $266.1 million, representing a $99.4 million or a 60% increase compared to 2022. The main driver of this increase was the net positive impact of higher market rates and increased average balances and increased fees and commissions income from the Bank's letters of credit business and the transaction-based structuring and syndication activity, fostered by the Bank’s successful strategy execution and favorable market conditions.

During the year ended December 31, 2022, the Bank recorded total revenues of $166.7 million, representing a $62.5 million or a 60% increase compared to 2021. The main driver of this increase was the net positive impact of higher market rates and increased average balances and increased fees and commissions income from the Bank's letters of credit business and the transaction-based structuring and syndication activity.
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
Adjusted capital consists of the sum of: (i) primary capital (Tier I Capital), (ii) secondary capital (Tier II Capital) and (iii) the credit balance of the dynamic reserves. Primary capital is further divided into ordinary capital (Common Equity Tier 1) and additional capital (Additional Tier 1). As of July 2024, banks will be required to progressively add a capital conservation buffer comprised of common equity Tier I Capital which is designed to ensure that banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred.
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
(iii)Capital Conservation Buffer includes an additional capital buffer of 2.5% ordinary primary capital over risk weighted assets which is established above the regulatory minimum capital requirement established in Rule 1-2015.

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
General License Banks are required to maintain a ratio of ordinary primary capital over risk-weighted assets of 4.50% and a capital conservation buffer of ordinary primary capital over risk weighted assets of 2.5%. The Superintendency of Banks has adopted a progressive cumulative application of the capital conservation buffer starting with a minimum of 0.50% by July 1st, 2024, and increasing by 0.75% by July 1st, 2025 and 1.25% by July 1st, 2026. In addition, General License Banks are required to maintain a ratio of primary capital over risk weighted assets of 6.00%.
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

General license banks are required to calculate and comply with the liquidity coverage ratio (“LCR”) established by the Superintendency of Banks. The regulation establishes two bands of ratios that can be applicable to banks in Panama. The Superintendency of Banks determines, according to internal criteria, the band applicable to each bank. The band 1 banks are required to gradually reach a ratio of 50% and the band 2 banks are required to gradually reach a ratio of 100%, each by December 2022. The Superintendency of Banks has confirmed that the band 2 is applicable to the Bank. The Superintendency of Banks defines the LCR as the stock of high-quality liquid assets over total net cash outflows over the next 30 calendar days. The definition is based on the Basel III Liquidity Coverage Ratio and liquidity risk monitoring tools published by the Basel Committee on Banking Supervision and adjusted by the Superintendency of Banks.
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
The Superintendency of Banks has adopted new regulations regarding corporate governance of banks. As of December 2023, Banks will be required to adopt internal policies to review and ensure that its shareholders, members of the board of directors senior management and key executives possess recognized competence, reputation, moral and economic solvency at all times, regardless of the nature, complexity and risk profile of the entity. The internal policies are required to include the review, identification, and monitoring of these characteristics with the intent of mitigating any risks that may affect the operations of a bank as well as its stability, reputation, and sustainability.
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
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
This section, which generally discusses the Bank's financial condition and results from operations as of and for the periods ending December 31, 2023, 2022 and 2021, and includes year-on-year comparisons of those results, should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. See Item 18, “Financial Statements.” The Bank’s consolidated financial position as of December 31, 2021 should be read in conjunction with the Bank’s audited financial statements included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023. This discussion intends to provide the reader with information that will assist in understanding the Bank’s Financial Statements, the changes in certain key items in those Financial Statements from period to period and the primary factors that accounted for those changes. It also discusses certain performance metrics that management uses to assess the Bank's performance. Additionally, the discussion in this section provides information about the financial results of each of the Bank's business segments in order to provide a better understanding of how each of those segments and its results of operations affect the financial position and results of operations of the Bank as a whole. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Bank’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report.
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

	For the Year Ended December 31,
	2023	2022	2021
	(in $ thousands, except per share amounts and percentages)
Total interest income	$679,260	$332,621	$140,883
Total interest expense	(446,077)	(184,610)	(54,101)
Net interest income	233,183	148,011	86,782
Other income (expense):
Fees and commissions, net	32,519	19,791	18,298
Loss on financial instruments, net	(45)	(1,410)	(1,296)
Other income, net	462	280	422
Total other income, net	32,936	18,661	17,424
Total revenues	266,119	166,672	104,206

Provision for credit losses	(27,463)	(19,521)	(2,328)
Gain on non-financial assets, net	0	0	742

Operating expenses:
Salaries and other employee expenses	(47,232)	(34,219)	(21,652)
Depreciation of equipment, improvements to leased property and investment property	(2,280)	(2,154)	(2,749)
Amortization of intangible assets	(814)	(561)	(742)
Other expenses	(22,172)	(18,177)	(14,780)
Total operating expenses	(72,498)	(55,111)	(39,923)
Profit for the year	$166,158	$92,040	$62,697
Basic earnings per share (in US dollars)	$4.55	$2.54	$1.62
Diluted earnings per share (in US dollars)	$4.55	$2.54	$1.62
Weighted average basic shares (in thousands of shares)	36,481	36,304	38,796
Weighted average diluted shares (in thousands of shares)	36,481	36,304	38,796
Return on average total assets (1)	1.69%	1.03%	0.93%
Return on average total equity (2)	14.68%	8.95%	6.10%
(1)For the years 2023, 2022 and 2021, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2023, 2022 and 2021 is calculated on the basis of daily average balances.
(2)For the years 2023, 2022 and 2021, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2023, 2022 and 2021 is calculated on the basis of daily average balances.
Profit for the year
Bladex’s profit for 2023 totaled $166.2 million, or $4.55 per share, compared to $92.0 million, or $2.54 per share for 2022. The $74.1 million, or 81% increase in profits was primarily attributable to (i) the $85.2 million, or 58% increase in net interest income, mainly resulting from the enhancement of lending spreads, the continued positive impact of higher average market rates and increased average credit balances, and (ii) the $14.3 million, or 76% increase in total other income mainly derived from higher structuring and syndication fee activity and the increase in commissions from the Bank’s letter of credit business. These combined effects were partially offset by (i) a $7.9 million, or 41% increase in provision charges for credit losses, mainly driven by (a) the growth in the Bank's Credit Portfolio and to (b) an individually assessed credit provision allocation on certain impaired financial instruments classified as Stage 2, and (ii) a $17.4 million, or 32% increase in operating expenses mostly associated with higher personnel expenses in line with the Bank’s focus on strengthening its execution capabilities and higher performance-based variable compensation, in each case resulting from the execution of the Bank’s strategy.
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
Net Interest Income and Margins
The following table sets forth information regarding the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities) for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Net interest income by Business Segment
Commercial	$203.8	$133.3	$83.8
Treasury	29.4	14.7	3.0
Total Net Interest Income	$233.2	$148.0	$86.8
Net interest margin	2.49%	1.71%	1.32%
Net interest spread	1.84%	1.39%	1.15%
Changes in Net Interest Income — Volume and Rate Analysis
Net interest income is affected by changes in volume and changes in interest rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The following table sets forth a summary of the changes in net interest income of the Bank, resulting from changes in its interest-earning assets and interest-bearing liabilities’ average volume and average interest rate changes for 2023 compared to 2022 and 2022 compared to 2021. Volume and rate variances have been calculated based on average balances and average interest rates over the periods presented. The annual rates include the impact of changes in market rates, as well as the impact of any change in composition of the various products within each category of asset or liability. This analysis is calculated separately for each product and, as a result, changes in the granularity or groupings considered in this analysis would produce a different attribution result, and due to the complexities involved, precise allocation of changes in interest rates between volume and rates is inherently complex and judgmental.

	2023 vs. 2022			2022 vs. 2021
	Volume(*)	Rate(*)	Net Change	Volume(*)	Rate(*)	Net Change
	(in $ thousands)
Increase (decrease) in interest income
Interest bearing deposits with banks	$14,153	$47,633	$61,786	$358	$17,292	$17,650
Investment securities	(1,617)	10,043	8,426	10,191	3,870	14,061
Loans	9,318	267,109	276,427	42,880	117,147	160,027
Total increase (decrease)	$21,854	$324,785	$346,639	$53,429	$138,309	$191,738
(Increase) decrease in interest expense
Demand deposits	(3,676)	(15,009)	(18,685)	(65)	(5,791)	(5,856)
Time deposits	(11,854)	(120,459)	(132,313)	(105)	(47,236)	(47,341)
Total Deposits	(15,530)	(135,468)	(150,998)	(170)	(53,027)	(53,197)
Securities sold under repurchase agreement and short-term borrowings and debt	7,777	(62,541)	(54,764)	(25,260)	(16,065)	(41,325)
Long-term borrowings and debt, net	(12,909)	(42,796)	(55,705)	(14,534)	(21,452)	(35,986)
Total (increase) decrease	$(20,662)	$(240,805)	$(261,467)	$(39,964)	$(90,544)	$(130,508)
Increase (decrease) in net interest income	$1,192	$83,980	$85,172	$13,465	$47,765	$61,230
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
Interest Income Variation

2023 vs. 2022

For the year ended December 31, 2023, the Bank’s interest income totaled $679.3 million, compared to $332.6 million during the year ended December 31, 2022. The $346.6 million, or 104% increase in interest income during 2023 was primarily attributable to the combined effect of (i) a $324.8 million rate-driven increase in interest income for total interest-earning assets which was primarily associated with a 386 basis point increase in average lending rates to 8.19%, attributable to increasing lending spreads and the impact of higher market rates in 2023, and (ii) the $21.8 million volume-driven increase in interest income associated with the increase of average interest-earning assets balances. Overall, the average interest rate received on interest-earning assets increased to 7.15% in 2023 from 3.78% in 2022.

2022 vs. 2021

For the year ended December 31, 2022, the Bank’s interest income totaled $332.6 million, compared to $140.9 million during the year ended December 31, 2021. The $191.7 million, or 136% increase in interest income during 2022 was primarily attributable to the combined effect of (i) $138.3 million rate-driven increase in interest income for total interest-earning assets mostly associated with a 186 basis point increase in average lending rates to 4.33%, attributable to increasing lending spreads and the impact of higher market rates in 2022, and (ii) the $53.4 million volume-driven increase in interest income associated with the increase of average interest-earning assets balances.
Interest Expense Variation

2023 vs. 2022

For the year ended December 31, 2023, the Bank recorded an interest expense of $446.1 million, a $261.5 million, or 142% annual increase compared to $184.6 million in 2022. This annual increase was primarily the result of (i) the $240.8 million rate-driven increase in interest expense for total interest-bearing liabilities, attributable to the impact of higher market rates in 2023 and (ii) the $20.7 million volume-driven increase in interest expense which was due to the increase in the Bank's average balance of interest-bearing liabilities in 2023. Overall, the average interest rate paid on interest-bearing liabilities increased to 5.30% in 2023 from 2.39% in 2022.

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
Net Interest Income Variation

2023 vs. 2022

For the year ended December 31, 2023, the Bank’s net interest income totaled $233.2 million, compared to $148.0 million during the year ended December 31, 2022. The $85.2 million, or 58% increase in net interest income during 2023 was the result of the combined effect of the continued increase in lending spreads, increased asset rates which improved the return on equity funding such assets, a higher market base-rate differential between assets and liabilities and the impact of higher market rates in 2023, which positively impacted net interest income by $84.0 million year-on-year. This increase was also a result of an increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $1.2 million in 2023 when compared to 2022.

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

	For the Year ended For the Year ended December 31,
	2023			2022			2021
Description	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(in $ millions, except percentages)
Interest-Earning Assets
Interest bearing deposits with banks	$1,584	$80.6	5.02%	$1,033	$18.8	1.80%	$831	$1.2	0.14%
Investment securities (1)	974	32.5	3.28%	1,039	24.0	2.28%	566	9.9	1.73%
Loans	6,816	566.2	8.19%	6,606	289.8	4.33%	5,181	129.8	2.47%
Total interest-earning assets	$9,374	$679.3	7.15%	$8,678	$332.6	3.78%	$6,578	$140.9	2.11%
Allowance for loan losses	(51)			(51)			(41)
Non-interest-earning and other assets	498			274			176
Total Assets	$9,821			$8,901			$6,713
Interest-Bearing Liabilities
Demand deposits	$505	25.3	4.94%	$356	6.6	1.82%	$328	1.0	0.30%
Time deposits	3,514	191.8	5.38%	2,997	59.4	1.96%	2,972	11.9	0.39%
Deposits (2)	4,019	217.1	5.33%	3,353	66.0	1.94%	3,300	12.9	0.38%
Securities sold under repurchase agreements and short-term borrowings and debt	1,893	103.4	5.39%	2,212	48.1	2.14%	695	5.9	0.84%

Long-term borrowings and debt, net (3)	2,383	125.6	5.20%	2,052	70.5	3.39%	1,540	35.3	2.26%
Total interest-bearing liabilities	$8,295	$446.1	5.30%	$7,617	$184.6	2.39%	$5,535	$54.1	0.96%
Non-interest bearing liabilities and other liabilities	394			255			151
Total Liabilities	$8,689			$7,872			$5,686
Total equity	1,132			1,029			1,027
Total Liabilities and Equity	$9,821			$8,901			$6,713
Net interest spread			1.84%			1.39%			1.15%
Net interest income and net interest margin		$233.2	2.49%		$148.0	1.71%		$86.8	1.32%
(1)Investment securities are securities in the Bank’s Investment Portfolio, which consists of securities at FVOCI and at amortized cost that are non-taxable securities. The average yield using cost-based average balances would have been 3.29%, 2.34% and 1.80%, for 2023, 2022 and 2021, respectively.
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

Fees and commissions, net
The Bank generates fee and commission income primarily from letters of credit confirmations, the issuance of guarantees covering commercial risk, credit commitments, and loan origination, structuring and syndication activities. The following table shows the components of the Bank’s fees and commissions, net, for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in $ thousands)
Structured loans	$7,427	$4,926	$4,269
Documentary and standby letters of credit	20,844	14,033	12,120
Other commissions, net	4,248	832	1,909
Fees and commissions, net	$32,519	$19,791	$18,298

During the year ended December 31, 2023, fees and commissions totaled $32.5 million, compared to $19.8 million for the year ended December 31, 2022. The $12.7 million, or 64% increase in fees and commissions was mainly attributable to: (i) a $6.8 million, or 49% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $2.5 million year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close four mandated structured transactions during 2023, in a total principal amount of $1,787 million, compared to seven transactions closed during 2022, in a total principal amount of $1,232 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 410% year-over-year increase in 2023.

During the year ended December 31, 2022, fees and commissions totaled $19.8 million, compared to $18.3 million for the year ended December 31, 2021. The $1.5 million, or 8% increase in fees and commissions was mainly attributable to: (i) a $1.9 million, or 16% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $0.7 million year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close seven mandated structured transactions during 2022, for a total principal amount of $1,232 million, compared to four transactions closed during 2021, for a total principal amount of $629 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 56% year-over-year decrease in 2022.

Loss on financial instruments, net
The following table sets forth the details of the Bank’s gain (loss) on financial instruments, net, for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in $ thousands)
Gain (loss) on derivative financial instruments and foreign currency change, net	$3,813	$(1,920)	$(1,870)
Realized gain on financial instruments at fair value through profit or loss	0	510	0
(Loss) gain on sale of financial instruments at amortized cost	(3,858)	0	333
Unrealized gain on financial instruments at fair value through profit or loss	0	0	227
Realized gain on financial instruments at FVOCI	0	0	14
Loss on financial instruments, net	$(45)	$(1,410)	$(1,296)

During the year ended December 31, 2023, the Bank recorded a net loss on financial instruments of $0.05 million, compared to a net loss on financial instruments of $1.4 million for the year ended December 31, 2022, and a net loss on financial instruments of $1.3 million for the year ended December 31, 2021. The $0.05 million loss on financial instruments during 2023 was mainly attributable to a $3.9 million loss generated from the sale of financial instruments at amortized cost, compensated by a $3.8 million gain from the ineffectiveness of the Bank’s foreign currency derivatives position to hedge risk, mostly associated with a portion of the notes issued under the Bank’s short-and long-term certificados bursatiles program in Mexico (the “Mexico Program”).

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
The gain (loss) on sale of loans at amortized cost corresponds to income derived from the Bank’s selected loan sales. During the years ended in December 31, 2023, 2022 and 2021, the Bank reported no results from sale of loans.
Other income, net

During the year ended December 31, 2023, the Bank recorded $0.5 million in other income, net, compared to $0.3 million and $0.4 million for the years ended December 31, 2022, and 2021, respectively. This line-item is mostly related to miscellaneous income, and the annual variations are partly attributable to changes in income related to break funding cost charged to customers in loan prepayments, among other.
Provision for credit losses

For the year ended December 31, 2023, the Bank’s provision charges for credit losses totaled $27.5 million compared to provisions for credit losses of $19.5 million for the year ended December 31, 2022. The increase in provision charges for credit losses in 2023 was mostly related to (i) the growth of the Credit Portfolio, as balances increased 9% year-over-year at the end of 2023 when compared to 2022, and (ii) credit provision allocations on Stage 2 financial instruments with increased risk since origination as balances increased during the year to $364 million from $147 million in 2022.

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
Gain on non-financial assets, net

For each of the years ended December 31, 2023 and 2022 the Bank had zero gains on non-financial assets, compared to a $0.7 million gain in 2021. The Bank did not have investment properties measured at fair value through profit or loss during 2023 and 2022. For the year ended December 31, 2021, the Bank realized the sale of investment properties measured at fair value through profit or loss, which resulted in a gain of $0.7 million.
Operating Expenses

During the year ended December 31, 2023, the Bank’s operating expenses totaled $72.5 million, compared to $55.1 million for the year ended December 31, 2022. The $17.4 million or 32% increase in operating expenses during 2023 were mostly associated with higher personnel expenses in line with the Bank’s focus on strengthening its execution capabilities and higher performance-based variable compensation, in each case resulting from the execution of the Bank strategy.

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

	For the Year Ended December 31,
	2023	2022	2021
	(in $ thousands, except percentages)
COMMERCIAL:
Net interest income	$203,748	$133,354	$83,792
Other income, net	33,792	20,809	19,188
Total revenues	237,540	154,163	102,980
Provision for credit losses	(26,785)	(13,376)	(1,050)
Gain on non-financial assets, net	0	0	742
Operating expenses	(57,324)	(43,156)	(30,751)
Profit for the segment	$153,431	$97,631	$71,921

TREASURY:
Net interest income	$29,435	$14,657	$2,990
Other expense, net	(856)	(2,148)	(1,764)
Total revenues	28,579	12,509	1,226
Provision for credit losses	(678)	(6,145)	(1,278)
Operating expenses	(15,174)	(11,955)	(9,172)
Profit (loss) for the segment	$12,727	$(5,591)	$(9,224)

TOTAL:
Net interest income	$233,183	$148,011	$86,782
Other income, net	32,936	18,661	17,424
Total revenues	266,119	166,672	104,206
Provision for credit losses	(27,463)	(19,521)	(2,328)
Gain on non-financial assets, net	0	0	742
Operating expenses	(72,498)	(55,111)	(39,923)
Total profit for reportable segments	$166,158	$92,040	$62,697
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

Year 2023 vs. Year 2022

The Bank's profit from the Commercial Business Segment totaled $153.4 million for 2023, a $55.8 million, or 57% increase from $97.6 million in 2022. This was mainly a result of (i) a $70.4 million, or 53% increase in net interest income, primarily as a result of the positive impact of higher average lending volumes and sustained margin expansion and (ii) a $13.0 million, or 62% increase in other income, primarily as a result of increased income from the Bank's letters of credit business (which increased by $6.8 million or 49%) and increased fees and commissions income from the Bank’s transaction-based structuring and syndication activity (which increased by $2.5 million). These results were partially offset by (i) a $13.4 million, or 100% increase in provision charge for credit losses as a result of higher provisions requirements associated with increased Commercial Portfolio balances during 2023 and reserve allocation of financial instruments to Stage 2 with increased risk since origination, and (ii) a $14.2 million, or 33% increase in operating expenses mostly associated with increased personnel costs and other expenses related to the implementation of the Bank’s strategy.
.
Year 2022 vs. Year 2021

The Bank's profit from the Commercial Business Segment totaled $97.6 million for 2022, a $25.7 million, or 36% increase from $71.9 million in 2021. This was mainly a result of (i) a $49.6 million, or 59% increase in net interest income, primarily as a result of the continued positive impact of higher market rates and increased average loan balances and (ii) a $1.6 million, or 8% increase in other income, primarily as a result of increased income from the Bank's letters of credit business (which increased by $1.9 million or 16%) and increased fees and commissions income from the Bank’s improved transaction-based structuring and syndication activity (which increased by $0.7 million). These results were partially offset by (i) a $12.3 million provision charge for credit losses as a result of higher provisions requirements associated with increased Commercial Portfolio balances during 2022 and individual reserves allocated to impaired loans, as credit impaired loan balances increased during 2022 to $30 million from $11 million in 2021, and (ii) a $12.4 million, or 40% increase in operating expenses mostly associated with the Bank’s focus on strengthening its execution capabilities, a new performance-based variable compensation policy implemented in 2022, along with other expenses related to implementation of the Bank’s strategy.
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

Year 2023 vs. Year 2022

The Treasury Business Segment reported a profit of $12.7 million for 2023, compared to a loss of $5.6 million for 2022. The $18.3 million, or 328% increase in profit from the Treasury Business Segment was mainly due to a $16.1 million, or 128% increase in total revenues mainly derived from the net effect of the continued positive impact of higher market rates and higher average liquidity and investment portfolio balances. These results were offset by (i) provisions for credit losses of $0.7 million for 2023, compared to $6.1 million for 2022, representing a $5.5 million or 89% decrease in provisions for credit losses mostly associated with the $4.9 million allocation of individual reserves of impaired securities classified as Stage 3 during 2022 and (ii) higher operating expenses of $15.2 million for 2023, compared to $12.0 million for 2022, mostly associated with increased personnel costs and other expenses related to the implementation of the Bank’s strategy.

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

Changes in Financial Position Information
The following table presents components of the Bank’s consolidated statements of financial position as of the dates indicated:

	As of December 31,
	2023	2022
	(in $ thousands)
Assets
Cash and due from banks	$2,047,452	$1,241,586
Securities, net	1,022,131	1,023,632
Loans, net	7,220,520	6,760,434

Customers’ liabilities under acceptances	261,428	163,345
Derivative financial instruments - assets	157,267	68,159
Equipment and leasehold improvements, net	16,794	17,282
Intangibles, net	2,605	2,104
Other assets	15,595	7,368
Total Assets	$10,743,792	$9,283,910

Liabilities and Equity
Demand deposits	$510,195	$233,757
Time deposits	3,897,954	2,956,959
	4,408,149	3,190,716
Interest payable	42,876	14,670
Total deposits	4,451,025	3,205,386

Securities sold under repurchase agreement	310,197	300,498
Borrowings and debt, net	4,351,988	4,416,511
Interest payable	49,217	47,878

Lease Liabilities	16,707	16,745
Acceptance outstanding	261,428	163,345
Derivative financial instruments - liabilities	40,613	33,761
Allowance for losses on loan commitments and financial guarantee contract	5,059	3,628
Other liabilities	53,734	26,811
Total Liabilities	$9,539,968	$8,214,563

Equity
Common stock	$279,980	$279,980
Treasury stock	(110,174)	(114,097)
Additional paid-in capital in excess of value assigned to common stock	122,046	120,498
Capital reserves	95,210	95,210
Regulatory reserves	136,019	136,019
Retained earnings	673,281	543,612
Other comprehensive income (loss)	7,462	8,125
Total Equity	$1,203,824	$1,069,347
Total Liabilities and Equity	$10,743,792	$9,283,910

2023 vs. 2022

As of December 31, 2023, total assets amounted to $10,744 million, a 16% increase compared to $9,284 million as of December 31, 2022, which was mainly attributable to an overall increase in the Bank’s interest-earning assets, particularly the cash and due from Banks, as described below.

The Bank’s amount of cash and due from banks totaled $2,047 million as of December 31, 2023, resulting in an increase of $806 million, or 65%, compared to $1,242 million as of December 31, 2022, as a result of the Bank’s proactive and prudent liquidity management approach.

Securities, net are mostly comprised of the Bank’s Investment Portfolio, in the form of both securities at FVOCI and securities at amortized cost, consisting of investment-grade credit securities, highly liquid corporate debt securities rated ‘A-’ or above and investments in securities issued by Latin American entities related to the Bank’s investment management activities, which amounted to $1,022 million, or 10% of total assets as of December 31, 2023, a 0.1% slight decrease compared to $1,024 million, or 11% of total assets as of December 31, 2022.

As of December 31, 2023, the Bank’s loans at amortized cost, or the Loan Portfolio, totaled $7,196 million, compared to $6,763 million as of December 31, 2022. The $433 million, or 6% Loan Portfolio increase as of December 31, 2023 was mainly due to a higher volume of lending origination year-over-year, as the Bank focused on expanding its customer and product base with new client onboarding and cross-selling efforts.

As of December 31, 2023, total liabilities amounted to $9,540 million, a $1,325 million or 16% increase, compared to $8,215 million as of December 31, 2022, which was mainly attributable to increased funding sources in the form of deposit balances which totaled $4,408 million as of December 31, 2023, a $1,217 million or 38% increase compared to $3,191 million as of December 31, 2022, mostly associated with the Bank’s cross-selling strategy and increasing its Yankee CD program to over $1 billion in principal amount, complementing the short-term funding structure and an increase in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities increased to 46% as of December 31, 2023, compared to 39% of total liabilities as of December 31, 2022. The majority of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), with 39% and 45% of total deposits at the end of 2023 and 2022, respectively. As of December 31, 2023, borrowings and debt, net amounted to $4,352 million, a $65 million or a 1% decrease, compared to $4,417 million as of December 31, 2022, as the Bank relied more on the growth of its deposits base for short-term funding, as a result of the Bank’s cross-selling strategy.

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. Total equity increased by 13% to $1,204 million as of December 31, 2023, compared to $1,069 million as of December 31, 2022. The increased equity level during 2023 was primarily due to the net effect of profits totaling $166.2 million in 2023, net of $36 million in declared cash dividends driven by higher total revenues on the Bank’s successful strategy execution and favorable market conditions.

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

As of December 31, 2022, total liabilities amounted to $8,215 million, a $1,168 million or 17% increase, compared to $7,046 million as of December 31, 2021, which was mainly attributable to increased funding sources in the form of borrowings and debt, which amounted to $4,417 million or a 34% increase as of December 31, 2022, compared to December 31, 2021, as the Bank continued to rely on short-term borrowings, as well as issuances in the capital markets. Deposit balances totaled $3,191 million as of December 31, 2022, a $155 million or 5% increase compared to $3,036 million as of December 31, 2021, mostly associated with typical year-end fluctuations in deposit balances from central banks and other financial institutions. As a result, deposit balances as a percentage of total liabilities decreased to 39% as of December 31, 2022, compared to 43% of total liabilities as of December 31, 2021. The plurality of the deposits are placed by central banks or designees (i.e., Class A shareholders of the Bank), accounting for 45% and 49% of total deposits at the end of 2022 and 2021, respectively.

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
The following table sets forth information regarding the Bank’s impaired credits as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Credit-impaired loans	$10	$30	$11
Credit-impaired securities	0	5	0
Impaired credits	$10	$35	$11
Asset-specific allocation from the allowance for loan losses	7	26	5
Credit-impaired loans as a percentage of Loan Portfolio	0.1%	0.4%	0.2%
Impaired credits as a percentage of Credit Portfolio	0.1%	0.4%	0.1%
As of the end of each reported period, the Bank did not have credit-impaired loans in its Loan Portfolio without related allowances.
The following table sets forth the distribution of the Bank’s loans write-off by gross carrying amount against the allowance for loan losses by country for the periods indicated:

	For the year ended December 31,
	2023	%	2022	%	2021	%
	(in $ millions, except percentages)
Mexico	$21	100%	$0	0%	$0	0%
Panama	0	0%	1	100%	0	0%
Total	$21	100%	$1	100%	$0	0%

During the year ended December 31, 2023, the Bank had write-offs against the allowance for loan losses totaling $21.1 million, representing 0.31% of that year’s average Loan Portfolio, compared to $0.9 million, representing 0.01% of that year’s average Loan Portfolio in 2022, and compared to zero write-offs in 2021. The year-over-year write-off increase in 2023 was due to an impaired credit of a single non-bank financial intermediary borrower, which resulted in a $21.1 million write-off against its individually assigned allowance for credit losses.

In addition, during the year ended December 31, 2023, the Bank had a total of $7 million of investment securities write-offs against allowance for expected credit losses. The Bank did not have investment securities write-offs against allowance for expected credit losses in 2022 and 2021.

In the three-year period ended December 31, 2023, the Bank disbursed $53,458 million in credits and had financial instruments write-offs for $29 million, representing 0.05% of total credits disbursed.
The following table summarizes information regarding outstanding credit-impaired balances as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in $ thousands)
Credit-impaired loans:
Mexico:
Non-bank financial intermediaries	$0	$20,000	$0
Panama:
Private corporations	10,107	10,107	10,593
Total credit-impaired loans	$10,107	$30,107	$10,593

Credit-impaired securities:
Mexico:

Non-bank financial intermediaries	$0	$4,995	$0
Total credit-impaired securities	$0	$4,995	$0

Total impaired credits	$10,107	$35,102	$10,593

As of December 31, 2023, the Bank had impaired credits of $10 million (or 0.11% of the Credit Portfolio), compared to $35 million (or 0.40% of the Credit Portfolio) as of December 31, 2022 and $11 million (or 0.14% of the Credit Portfolio) as of December 31, 2021. As of December 31, 2023, outstanding impaired credits, in a total amount of $10 million were related to a single borrower in the retail trade sector, accounting for 100% of the Bank’s total impaired credits classified as Stage 3 (under accounting standard IFRS 9), with individually assigned allowance for credit losses of $6.9 million, representing 68% of the notional exposure.

As of the end of each reported period, the Bank did not have, other than those specified above, loans with principal or interest payments contractually past due by 90 days or more.
Potential problem loans

In order to carefully monitor the credit risk associated with clients, the Bank has established quarterly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties meeting their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Potential problem loans are primarily those rated as “7 or 8” pursuant to the Bank's internal risk rating, and classified as Stage 2 under IFRS 9. As of December 31, 2023, the exposure of four clients for a total of $69.6 million, or 1.0% of the Loan Portfolio, were considered as potential problem loans under these guidelines, compared to two clients for a total of $48.1 million, or 0.7% of the Loan Portfolio as of December 31, 2022.
Allowance for losses on financial instruments
The following table sets forth information regarding the Bank’s allowance for losses with respect to the total Credit Portfolio outstanding as of December 31 of each year:

	As of December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Components of the allowance for losses
Allowance for loan losses:
Balance at beginning of the year	$55.2	$41.5	$41.2
Provisions (reversals)	25.3	13.5	0.1
Recoveries	0.0	1.1	0.2
Loans write-off	(21.1)	(0.9)	0.0
Balance at the end of the year	$59.4	$55.2	$41.5
Allowance for loan commitments and financial guarantee contract losses:
Balance at beginning of the year	$3.6	$3.8	$2.9
Provisions (reversals)	1.5	(0.2)	0.9
Balance at end of the year	$5.1	$3.6	$3.8
Allowance for Investment Portfolio losses:
Balance at beginning of the year	$8.0	$1.8	$0.5
Provisions (reversals)	0.6	6.2	1.3
Write-off	(7.0)	0.0	0.0
Balance at end of the year	$1.6	$8.0	$1.8
Total allowance for expected credit losses	$66.1	$66.8	$47.1
Total allowance for expected credit losses to total Credit Portfolio	0.69%	0.77%	0.64%

The total credit allowance for losses amounted to $66.1 million as of December 31, 2023, representing 0.69% of the total Credit Portfolio, compared to $66.8 million and 0.77%, respectively, as of December 31, 2022, and $47.1 million and 0.64%, respectively, as of December 31, 2021. The $0.7 million year-over-year decrease in 2023 was mainly associated with the $28.1 million in total credit write-offs against individually assessed credit provision allocations, partially offset by the $27.4 million in provisions for expected credit losses associated with the growth of the Credit Portfolio, as balances increased 9% year-over-year at the end of 2023 when compared to 2022, and credit provision allocations on Stage 2 for financial instruments with increased risk since origination.

The total credit allowance for losses amounted to $66.8 million as of December 31, 2022, representing 0.77% of the total Credit Portfolio, compared to $47.1 million and 0.64%, respectively, as of December 31, 2021, and $44.6 million and 0.75%, respectively, as of December 31, 2020. The $19.7 million year-over-year increase in 2022 was mainly associated with (i) the growth of the Credit Portfolio, as balances increased 18% year-over-year at the end of 2022 when compared to 2021 and (ii) individually assessed credit provision allocations on Stage 3 impaired financial instruments as balances increased during the year to $35 million from $11 million in 2021.

The following table sets forth information regarding the Bank’s allowance for losses allocated by country of exposure as of the dates indicated:

	As of December 31,
	2023		2022		2021
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Allowance for loan losses
Argentina	$3.4	5.7	$3.9	7.1	$12.5	30.1
Brazil	4.4	7.4	3.9	7.1	4.5	10.8
Canada	1.7	2.9	0.0	0.0	0.0	0.0
Chile	1.0	1.7	0.4	0.7	0.8	1.9
Colombia	4.0	6.7	2.4	4.2	3.7	8.9
Costa Rica	1.0	1.7	2.9	5.3	3.0	7.2
Dominican Republic	2.7	4.5	2.1	3.8	0.5	1.2
Ecuador	6.6	11.2	3.4	6.2	0.6	1.4
El Salvador	1.8	3.0	0.5	0.9	2.6	6.3
Guatemala	3.4	5.7	3.4	6.2	2.2	5.3
Honduras	5.9	9.9	3.8	6.9	1.2	2.9
Jamaica	1.7	2.9	0.1	0.2	0.1	0.2
Mexico	4.2	7.1	19.1	34.6	2.4	5.8
Panama	9.2	15.5	6.6	12.0	5.5	13.3
Peru	6.2	10.4	0.3	0.5	0.1	0.3
Other (1)	2.2	3.7	2.4	4.3	1.8	4.4
Total Allowance for loan losses	$59.4	100.0%	$55.2	100.0%	$41.5	100.0%

Allowance for loan commitments and financial guarantee contract losses
Canada	1.1	21.6	0.0	0.0	0.0	0.0
Ecuador	$1.9	37.3	$2.1	58.3	$1.9	50.0
Other (1)	2.1	41.1	1.5	41.7	1.9	50.0
Total allowance for loan commitments and financial guarantee contract losses	$5.1	100.0%	$3.6	100.0%	$3.8	100.0%

Allowance for Investment Portfolio losses
Mexico	0.1	6.3	4.4	55.0	0.1	5.6
United States of America	0.8	49.9	2.4	29.9	0.6	33.2
Other (1)	0.7	43.8	1.2	15.1	1.1	61.2
Total allowance for Investment Portfolio losses	$1.6	100.0%	$8.0	100.0%	$1.8	100.0%

	As of December 31,
	2023		2022		2021
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Total allowance for credit losses
Argentina	$3.4	5.1	$3.9	5.8	$12.5	26.5
Brazil	5.2	7.9	4.8	7.2	5.2	11.0
Canada	2.8	4.2	0.0	0.0	0.0	0.0
Chile	1.2	1.8	0.5	0.7	0.9	2.0
Colombia	4.4	6.7	2.7	4.0	4.0	8.5
Costa Rica	1.2	1.8	3.5	5.2	4.0	8.5
Dominican Republic	3.1	4.7	2.1	3.1	0.5	1.1
Ecuador	8.5	12.9	5.5	8.2	2.5	5.3
El Salvador	1.8	2.7	0.5	0.7	2.8	5.9
Guatemala	3.7	5.6	3.6	5.4	2.4	5.1
Honduras	5.9	8.9	3.8	5.7	1.4	3.0
Jamaica	1.7	2.6	0.1	0.2	0.1	0.2
Mexico	4.5	6.8	23.6	35.3	2.5	5.3
Panama	9.3	14.1	6.7	10.0	5.7	12.1
Peru	6.3	9.5	0.4	0.7	0.2	0.4
United States of America	1.0	1.5	2.6	3.9	0.6	1.3
Other (1)	2.1	3.2	2.5	3.9	1.8	3.8
Total Allowance for credit losses	$66.1	100.0%	$66.8	100.0%	$47.1	100.0%
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
The following table sets forth information regarding the Bank’s allowance for loan losses, loan commitments and financial guarantee contract losses and Investment Portfolio losses, by type of borrower as of the dates indicated:

	As of December 31,
	2023		2022		2021
	Total	%	Total	%	Total	%
	(in $ millions, except percentages)
Private sector commercial banks and Financial Institutions	$15.6	23.6	$32.8	49.1	$11.0	23.4
State-owned commercial banks	3.5	5.3	4.0	6.0	4.2	8.9
State-owned organization	5.3	8.0	4.7	7.0	4.0	8.5
Private corporations	40.1	60.7	23.1	34.6	27.7	58.8
Sovereign	1.6	2.4	2.2	3.3	0.2	0.4
Total	$66.1	100.0%	$66.8	100.0%	$47.1	100.0%

Credit Ratios

The following table sets forth information regarding certain credit ratios, along with each of the components used in their calculation, as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Total allowance for credit losses to impaired credits (1)	654%	190%	445%
Allowance for credit losses	$66.1	$66.8	$47.1
Impaired credits	$10	$35	$11
Total allowance for expected credit losses to total Credit Portfolio	0.69%	0.77%	0.64%
Allowance for expected credit losses	$66.1	$66.8	$47.1
Credit Portfolio	$9,532	$8,726	$7,365
Impaired credits to Credit Portfolio	0.11%	0.40%	0.14%

Impaired credits	$10	$35	$11
Credit Portfolio	$9,532	$8,726	$7,365
Total allowance for loan losses to Credit-impaired loans (1)	588%	183%	392%
Allowance for loan losses	$59.4	$55.2	$41.5
Credit-impaired loans	$10	$30	$11
Total allowance for loan losses to Loan Portfolio	0.83%	0.82%	0.72%
Allowance for loan losses	$59.4	$55.2	$41.5
Loan Portfolio	$7,196	$6,763	$5,735
Credit-impaired loans to Loan Portfolio	0.14%	0.45%	0.18%
Credit-impaired loans	$10	$30	$11
Loan Portfolio	$7,196	$6,763	$5,735
Charge-offs to average Loan Portfolio (2)	0.31%	0.01%	0.00%
Private Corporations	$0	$1	$0
Non-bank financial intermediaries	$21	$0	$0
Total charge-offs	$21	$1	$0
Average Loan Portfolio	$6,816	$6,601	$5,177

(1)Total impaired credits consist of credit-impaired loans and credit-impaired investment securities. Impairment factors considered by the Bank’s management include collection status, collateral value, the probability of collecting scheduled principal and interest payments when due, and economic conditions in the borrower’s country of residence.

(2)Average loan portfolio for 2023, 2022 and 2021, is calculated on the basis of daily average balances.

Selected Financial Ratios

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in $ thousands, except per share data and ratios)
Weighted average basic shares	36,481	36,304	38,796
Weighted average diluted shares	36,481	36,304	38,796
Basic shares period end	36,540	36,325	36,231
Per Common Share Data:
Basic earnings per share	4.55	2.54	1.62
Diluted earnings per share	4.55	2.54	1.62
Book value per share (period end) (1)	32.95	29.44	27.37
Regular cash dividends declared per share	1.00	1.00	1.00
Selected Financial Ratios:
Performance Ratios:
Return on average total assets (2)	1.69%	1.03%	0.93%
Return on average total equity (3)	14.68%	8.95%	6.10%
Net interest margin (4)	2.49%	1.71%	1.32%
Net interest spread (4)	1.84%	1.39%	1.15%
Efficiency Ratio (5)	27.2%	33.1%	38.3%
Total operating expenses to average total assets	0.74%	0.62%	0.59%
Regular cash dividend payout ratio (6)	22.0%	39.4%	61.9%
Liquidity Ratios:
Liquid assets (7) / total assets	18.61%	13.67%	17.47%
Liquid assets (7) / total deposits (8)	45.35%	39.77%	46.26%
Capital Ratios:
Total equity to total assets	11.20%	11.52%	12.34%
Average total equity to average total assets (9)	11.53%	11.56%	15.30%
Total assets to total equity	8.9x	8.7x	8.1x
Tier 1 capital to risk-weighted assets (Basel III – IRB) (10)	15.4%	15.3%	19.1%
Risk-weighted assets (Basel III – IRB) (10)	$7,805,982	$6,995,827	$5,188,610
Capital Adequacy Ratio (Regulatory) (11)	13.6%	13.2%	15.6%
Risk-weighted assets (Regulatory) (11)	$8,898,408	$8,117,913	$6,513,267
Leverage Ratio (Regulatory) (12)	9.7%	9.7%	10.8%

(1)Book value per share refers to the Bank’s total equity divided by the Bank’s outstanding common basic shares at the end of the period.

(2)For the years 2023, 2022 and 2021, return on average total assets is calculated as profit for the year divided by average total assets. Average total assets for 2023, 2022 and 2021, is calculated on the basis of daily average balances.

(3)For the years 2023, 2022 and 2021, return on average total equity is calculated as profit for the year divided by average total equity. Average total equity for 2023, 2022 and 2021, is calculated on the basis of daily average balances.

(4)For the years 2023, 2022 and 2021, net interest margin is calculated as net interest income divided by the average balance of interest-earning assets. Average balance of interest-earning assets for 2023, 2022 and 2021, is calculated on the basis of daily average balances. Net interest spread is calculated as average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities. For more information regarding calculation of the net interest margin and the net interest spread, see Item 5.A., “Operating and Financial Review and Prospects—Operating Results—Net Interest Income and Margins.”

(5)Efficiency ratio is total operating expenses as a percentage of total revenues.

(6)The Bank calculates regular cash dividend payout ratio as regular cash dividends declared per share during the relevant period divided by basic earnings per share.

(7)Liquid assets consist of total cash and due from banks, less time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and Item 18, “Financial Statements,” note 5.

(8)Total deposits refers to demand deposits and time deposits, excluding interest payable.

(9)For the years 2023, 2022 and 2021, average total assets and average total equity are calculated on the basis of daily average balances.

(10)Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to total equity excluding certain effects such as accumulated other comprehensive income (loss) (“OCI”) of the securities at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach.

(12)As defined by the Superintendency of Banks of Panama through Article No. 17 of Rule No. 1-2015 that establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position.

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

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, by adopting an LCR methodology referencing the Basel Committee guidelines and as required by the Superintendency of Banks of Panama. The Bank also monitors the stability of its funding base in alignment with the principles established by Basel’s Net Stable Funding Ratio.

In addition, the Bank follows cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports and maintains limits for concentrations of deposits taken from any client or economic group and total maximum deposits maturing in one day.

The Bank maintains a Contingent Liquidity Plan in order to ensure a robust liquidity position to respond to any potential impact on the availability of resources. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, SOFR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position.

The Bank’s capacity to maintain strong liquidity levels, even in a context of increased market volatility and uncertainty, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. Moreover, the Bank has maintained fluid access to a significant base of correspondent banks and from debt capital markets investors across the globe, which have maintained and even increased their availability of funding to the Bank. In addition, Bladex, through its New York Agency, has maintained and, more recently, successfully tested its access to the FED’s discount window. The Bank plans to hold a portfolio of high-quality assets eligible to be submitted to the FED’s discount window, as a lender of last resort to face any possible situations of market disruption.

In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.
The following table shows the Bank’s liquid assets by principal geographic risk area as of December 31 of each year:

	As of December 31,
	2023	2022	2021
	(in $ millions)
United States of America	$1,904	$1,194	$1,292
Other O.E.C.D. countries	1	0	0
Multilateral Organizations	87	60	105
Latin America	7	15	8
Total	$1,999	$1,269	$1,405

The Bank’s liquid assets, in the form of cash and cash equivalents and highly rated corporate debt securities (above ‘A-’), totaled $1,999 million as of December 31, 2023, compared to $1,269 million as of December 31, 2022, as a result of the Bank’s proactive and prudent liquidity management approach, which follows the Basel methodology for LCR, as required by the Superintendency of Banks of Panama. The Bank´s LCR as of December 31, 2023 and 2022 was 205.8% and 167.5%, respectively. Liquid assets to total assets ratio amounted to 19% as of December 31, 2023, compared to 14% as of December 31, 2022, while at these same dates, the liquid assets to total deposits ratios were 45% and 40%, respectively.

As of December 31, 2023, $1,884 million, or 94% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of the United States of America, compared to $1,145 million, or 90% as of December 31, 2022. As of December 31, 2023, $12 million, or 1% of total liquid assets represented corporate debt securities classified as HQLA in accordance with the specifications of the Basel Committee, compared to $78 million, or 6% as of December 31, 2022.

The Bank’s liquid assets satisfied the liquidity requirement resulting from the maturities of the Bank’s 24-hour deposits from customers (demand and overnight deposits), which as of December 31, 2023 and 2022 amounted to $748 million and $583 million, respectively, representing 17% and 18% of the Bank’s total deposits, excluding interest payable, respectively.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the Loan Portfolio, as the Bank is engaged primarily in the financing of foreign trade. As of December 31, 2023 and 2022, the Bank’s short-term loans and investment securities (maturing within one year based on original contractual term) totaled $4,087 million and $4,008 million, respectively. As of December 31, 2023 and 2022, these instruments combined had an average original term to maturity of 197 and 200 days, respectively, and an average remaining term to maturity of 143 days and 124 days, respectively.

Medium-term assets (loans and investment securities maturing beyond one year based on original contractual term) totaled $4,119 million and $3,775 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, these medium-term assets had an average original term to maturity of three years, nine months (1,381 days) and three years, nine months (1,367 days), respectively; and an average remaining term to maturity of two years and eight months (970 days), and two years and eight months (991 days), respectively.

Credit Ratings
The cost and availability of financing for the Bank are influenced by its credit ratings, among other factors. The credit ratings of the Bank as of the date of this annual report, were as follows:

	Fitch	Moody’s	S&P
Short-Term	F2	P-2	A-2
Long-Term	BBB	Baa2	BBB
Rating Outlook	Stable	Stable	Stable
Credit Rating from Standard & Poor’s Global Ratings (“S&P”)

The credit ratings from S&P have been unchanged at “BBB/A-2” since May 13, 2008, with the most recent affirmation of the Bank’s credit ratings on May 31, 2023. The outlook remained stable.
Credit Rating from Moody’s Investors Service, Inc. (“Moody’s”)

The Bank’s credit ratings from Moody’s have been unchanged at “Baa2/P-2” since December 19, 2007, with the latest affirmation of the Bank’s credit ratings on November 28, 2023. The outlook has been revised to stable from negative.
Credit Rating from Fitch Ratings Ltd. (“Fitch”)

The Bank’s credit ratings from Fitch were affirmed at “BBB/F2” on August 17, 2023. The outlook remained stable.
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

	As of December 31,
	2023	2022	2021
	(in percentages)
Deposits	48.6%	40.3%	44.9%
Securities sold under repurchase agreements	3.4	3.8	6.3
Short-term borrowings and debt, net	19.0	27.8	23.4
Long-term borrowings and debt, net	29.0	28.1	25.4
Total interest-bearing liabilities	100.0%	100.0%	100.0%
The Bank has issued public debt in Mexico, Panama, and Japan. The Bank has also placed private issuances of debt in different markets primarily in Asia, Europe and Latin America.

Deposits

The Bank obtains deposits principally from central and commercial banks primarily located in the Region. As of December 31, 2023, 42% of the deposits held by the Bank were deposits made by central and state-owned banks in the Region. The average term remaining to maturity of deposits from the Region’s central and state-owned banks as of December 31, 2023, 2022 and 2021, was 47 days, 38 days and 40 days, respectively. As of December 31, 2023, deposits from the Bank’s five largest depositors, all except two of which were central and state-owned banks in the Region, represented 33% of the Bank’s total deposits, compared to 38% as of December 31, 2022. All of the Bank's deposits are uninsured.

The following table analyzes the Bank’s deposits by country, excluding interest payable, as of the dates indicated below:

	As of December 31,
	2023	2022	2021
	(in $ millions)
Argentina	$154	$156	$161
Bahamas	15	2	5
Barbados	0	3	5
Bolivia	3	0	0
Brazil	495	361	294
Canada	0	2	0
Cayman Islands	50	0	0
Chile	83	78	265
Colombia	145	73	104
Costa Rica	381	118	122
Curacao	14	0	0
Dominican Republic	178	86	183
Ecuador	514	288	291
El Salvador	37	25	35
France	38	5	21
Germany	147	5	160
Guatemala	129	116	70
Haiti	78	74	95
Honduras	227	261	168
Japan	0	4	0
Luxembourg	50	50	40
Mexico	103	41	0
Multilateral	210	220	150
Netherlands	12	1	0
Netherlands Antilles	0	0	5
Nicaragua	0	1	1
Panama	765	775	513
Paraguay	118	115	195
Peru	40	71	0
Singapore	32	30	0
South Korea	20	0	0
Spain	82	29	0
Trinidad and Tobago	25	24	20
United Kingdom	82	0	0
United States of America	172	132	128

Uruguay	9	45	5
Total	$4,408	$3,191	$3,036

Repos
The Bank enters into financing transactions under repurchase agreements (“Repos”) with international banks from time to time, utilizing its investment securities portfolio as collateral to secure cost-effective funding. Repos are reported as secured financings in the Financial Statements. As of December 31, 2023, the Bank had outstanding Repos for $310 million, compared to outstanding Repos for $300 million as of December 31, 2022 and $428 million as of December 31, 2021.
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

As of December 31, 2023, short-term borrowings and debt totaled $1,725 million, a 21% decrease compared to $2,196 million as of December 31, 2022, as the Bank relied more on the growth of its deposits base for short-term funding, as a result of the Bank’s cross-selling strategy. The average term remaining to maturity of short-term borrowings and debt as of December 31, 2023 was 137 days, compared to 155 days as of December 31, 2022.
The following table presents information regarding the amounts outstanding under, and interest rates on, the Bank’s short-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Short-term borrowings, debt (*)
Amount outstanding at year-end	$1,725	$2,196	$1,582
Maximum amount outstanding at any month-end	$1,810	$2,196	$1,582
Average amount outstanding during the year	$1,621	$1,826	$487
Weighted average interest rate on average amount outstanding	5.73%	2.20%	1.01%
Weighted average interest rate on amount outstanding at year end	6.12%	4.54%	0.71%
(*)Gross of transaction costs of $0.3 million as of December 31, 2023, $1.4 million as of December 31, 2022, respectively.
Long-term borrowings and debt
Long-term borrowings consist of long-term bilateral and syndicated loans obtained from international banks. Debt instruments currently consist of private issuances under the Bank’s Euro Medium-Term Note Program, as well as public issuances in Mexico.

Interest rates on most long-term borrowings and issuances are adjusted monthly, quarterly or semi-annually based on short-term SOFR rates plus a credit spread. The credit spread is defined according to several factors, including credit ratings, risk perception, and the original contractual term to maturity. The Bank uses these funds primarily to finance its medium-term and long-term Loan Portfolio, as well as to further enhance the stability of its overall funding base. As of December 31, 2023, gross long-term borrowings and debt increased 18% to $2,636 million, from $2,231 million as of December 31, 2022, as a result of the Bank’s commercial lending origination activities and its liquidity position management. As of December 31, 2023 the average term remaining to maturity of the Bank’s medium and long-term borrowing and debt was one year and 11 months (710 days), compared to two years and five months (905 days) as of December 31, 2022.

The following table presents information regarding the gross amounts outstanding under, and interest rates on, the Bank’s long-term borrowings and debt at the dates and during the periods indicated.

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in $ millions, except percentages)
Long-term borrowings and debt (*)
Amount outstanding at year-end	$2,636	$2,231	$1,728
Maximum amount outstanding at any month-end	$2,636	$2,234	$1,728
Net average amount outstanding during the year	$2,383	$2,052	$1,539
Weighted average interest rate on average amount outstanding	5.20%	3.39%	2.26%
Weighted average interest rate on amount outstanding at year end	5.32%	4.72%	2.22%
(*)Gross of transaction costs of $8.2 million, $8.7 million and $6.0 million as of December 31, 2023, 2022 and 2021, respectively.

Global syndicated loans continue to provide a vehicle to access new sources of financing. As of December 31, 2023, the Bank has two outstanding syndicated loans in an aggregate principal amount of $423 million:

•In March 2022, the Bank closed a $300 million syndicated loan in which, Wells Fargo Bank, N.A. and Sumitomo Mitsui Banking Corporation acted as Joint Lead Arrangers and Bookrunners. The lenders were a mix of banks that have participated in prior syndications and new lenders from the United States, Asia and Europe.

•In addition, in November 2022, the Bank closed a $123 million syndicated loan with Mizuho Bank, LTD as Lead Arranger and Bookrunner.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2023, the Bank was in compliance with all covenants.
Debt Capital Markets
Program in Mexico

In 2021 Mexican National Registry of Securities (Registro Nacional de Valores) authorized increasing the aggregate amount of the Mexico Program from MXN10 billion to MXN25 billion or its equivalent in Investment Units (Unidades de Inversión), U.S. dollars or Euros and with maturities from one day to 30 years.

As of December 31, 2023, the total principal amount outstanding of issuances of “certificados bursátiles” in the Mexican capital markets under this Mexico Program was MXN21.80 billion (twenty-one billion, eight hundred million Mexican Pesos), equivalent to $1,279 million.

There are seven outstanding medium-term issuances (series) under the Mexico Program: Series Bladex 20-2 in the principal amount of MXN4,085,000,000 (four billion, eighty-five million Mexican pesos) which matures in May, 2025; Series Bladex 21 in the principal amount of MXN6,000,000,000 (six billion Mexican pesos) which matures in November, 2024; Series Bladex 22 in the principal amount of MXN1,256,222,200 (one billion, two hundred fifty-six million, two hundred twenty-two thousand, two hundred Mexican pesos) which matures in February 2026; Series Bladex 22-2 in the principal amount of MXN4,237,142,400 (four billion, two hundred thirty-seven million, one hundred forty-two thousand, four hundred Mexican pesos) which matures in August 2027; Series Bladex 23 in the principal amount of MXN3,500,000,000 (three billion, five hundred million Mexican pesos) which matures in August 2027; Series Bladex 23-2 in the principal amount of MXN1,500,000,000 (one billion, five hundred million Mexican pesos) which matures in August 2027 and Series Bladex 23-3 in the principal amount of MXN475,000,000 (four hundred and seventy-five million Mexican pesos) which matures in October 2029.

In addition, as of December 31, 2023, there were three outstanding short-term issuances under the Mexico Program: Series 00223 in the principal amount of MXN250,000,000 (two hundred fifty million Mexican pesos) which matures in March 2024; Series 00323 in the principal amount of MXN312,250,000 (three hundred twelve million, two hundred fifty thousand Mexican pesos) which matures in April 2024 and Series 00423 in the principal amount of MXN181,818,100 (one hundred eighty-one million, eight hundred eighteen thousand, one hundred Mexican pesos) which matures in June 2024.

Program in Panama

In March 2023, Bladex successfully completed the registration of its Revolving Corporate Bond Program in Panama (the “Panama Program”). This program, with a maximum amount of $300 million for the issuance of short and long term notes, is a key component of the Bank's strategy to diversify its investor base. It allows for the participation of new investors not only from Panama but also from across the Central American region.

As of December 31, 2023, there are 21 outstanding issuances (series) under the Panama Program. The total outstanding principal amount of issuances under this program was $125 million with an average term of three years.
Euro Medium Term Note Program

The Bank renewed its Euro Medium-Term Note Program on July 21, 2021, which is primarily targeted at non-bank institutional investors and includes multiple placements with short-, medium-, and long-term tenors.

During 2023, the Bank issued $92 million in new private placements; and as of December 31, 2023, private issuances through its Euro Medium-Term Note Program amounted to $381 million, placed primarily in Asia, Europe and Latin America. In addition, the Bank has one outstanding bond which matures in September of 2025 and which was issued in 2020 pursuant to Rule 144A/Regulation S with a total principal amount of $400 million as of December 31, 2023.

Cost and Maturity Profile
The following table sets forth certain information regarding the weighted average cost and the remaining maturities of the Bank’s gross borrowed funds, including Repos, and placements at fixed and floating interest rate as of December 31, 2023:

	Amount (*)	Weighted Average Cost
	(in $ millions, except percentage)
Short-term Repos and borrowings at fixed interest rate
Due in 0 to 30 days	$30	6.21%
Due in 31 to 90 days	409	5.84%
Due in 91 to 180 days	282	6.16%
Due in 181 to 365 days	217	6.14%
Total	$938	6.02%

Short-term borrowings at floating interest rate
Due in 0 to 30 days	$48	10.16%
Due in 31 to 90 days	426	10.48%
Due in 91 to 180 days	187	8.55%
Due in 181 to 365 days	245	8.03%
Total	$906	9.41%

Short-term placements at fixed interest rate
Due in 181 to 365 days	1	6.00%
Total	$1	6.00%

Short-term placements at floating interest rate
Due in 31 to 90 days	$15	11.78%
Due in 91 to 180 days	70	11.91%
Total	$85	11.89%

Medium and long-term borrowings at fixed interest rate
Due in 31 to 90 days	105	2.51%
Total	$105	2.51%

Medium and long-term borrowings at floating interest rate
Due in 91 to 180 days	75	6.32%
Due in 1 through 6 years	463	6.70%
Total	$538	6.64%

Medium and long-term placements at fixed interest rate
Due in 31 to 90 days	55	3.77%
Due in 91 to 180 days	73	1.72%
Due in 181 to 365 days	81	2.76%
Due in 1 through 6 years	1,247	5.59%
Total	$1,456	5.17%

Medium and long-term placements at floating interest rate
Due in 181 to 365 days	$354	11.70%
Due in 1 through 6 years	$288	11.78%
Total	$642	11.74%
Grand Total	$4,671	7.30%
(*)Gross of prepaid commissions of $8.5 million as of December 31, 2023.
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
The following discussion highlights the major activities and transactions that affected the Bank’s cash flows during 2023, 2022 and 2021.
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

For the year ended December 31, 2023, net cash provided by operating activities was $1,062 million, mainly attributable to a net increase of $1,217 million in operating liabilities due to depositors and a net increase of $406 million in loans.

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

For the year ended December 31, 2023, net cash used in investing activities was $13 million, primarily as a result of the $435 million in purchases of securities at amortized cost, which was partially offset by $298 million in proceeds from the redemption of securities at amortized cost and $79 million in proceeds from the redemption of securities at FVOCI.

For the year ended December 31, 2022, net cash used in investing activities was $167 million, primarily as a result of the $459 million in purchases of securities at amortized cost, which was partially offset by $133 million in proceeds from the redemption of securities at amortized cost and $113 million in proceeds from the redemption of securities at FVOCI.

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

For the year ended December 31, 2023, the net cash used in financing activities was $253 million, which was primarily the result of a $496 million in proceeds from long-term borrowings and debt, along with $10 million from the increase in securities sold under repurchase agreements, which was partially offset by a $501 million net decrease in short-term borrowings and debt, along with the repayment of $221 million in long-term borrowings and debt and $36 million paid as cash dividends.

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
The following table presents the projected maturities and interest rate adjustment periods of the Bank’s total assets, liabilities and equity based upon the contractual maturities and rate-adjustment (repricing) dates as of December 31, 2023. The Bank’s interest-earning assets and interest-bearing liabilities and the related interest rate sensitivity gap shown in the following table may not reflect positions in subsequent periods.

	Total	0-30 Days	31-90 Days	91-180 Days	181-365 Days	More than 365 Days	Non-Interest Sensitive / without maturity
	(in $ millions, except percentages)
Interest-earning assets
Cash and due from banks	$2,047	$2,044	$0	$0	$0	$0	$3
Investment Portfolio (1)	1,011	10	4	60	83	854	0
Loans(1)	7,196	1,703	2,589	1,699	915	290	0
Total interest-earning assets	10,254	3,757	2,593	1,759	998	1,144	3
Non-interest earning assets, allowance for credit losses and other asset	490	0	0	0	0	0	490
Total assets	$10,744	$3,757	$2,593	$1,759	$998	$1,144	$493

Interest-bearing liabilities
Deposits	$4,408	$2,692	$862	$442	$343	$59	$10

Securities sold under repurchase agreements	310	0	310	0	0	0	0
Borrowings and debt (2)	4,352	1,260	1,393	382	484	833	0
Total interest-bearing liabilities	9,070	3,952	2,565	824	827	892	10
Non-interest-bearing liabilities and other liabilities	470	0	0	0	0	0	470
Total liabilities	$9,540	3,952	2,565	824	827	892	480
Total Stockholders’ equity	1,204	0	0	0	0	0	1,204
Total liabilities and stockholders’ equity	$10,744	$3,952	$2,565	$824	$827	$892	$1,684
Interest rate sensitivity gap	—	(195)	28	935	171	252	(1,191)
Cumulative interest rate sensitivity gap	—	(195)	(167)	768	939	1,191	0
Cumulative gap as a % of total interest-earning assets	—	-2%	-2%	7%	9%	12%	0%
(1)Gross of interest receivable, loss allowance and unearned interest and deferred fees.
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
See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Equity
The following table presents information concerning the Bank’s capital position as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in $ thousands)
Common stock	$279,980	$279,980	$279,980
Treasury stock	(110,174)	(114,097)	(115,799)
Additional paid-in capital in excess of value assigned to common stock	122,046	120,498	120,043
Capital reserves	95,210	95,210	95,210
Regulatory reserves	136,019	136,019	136,019
Retained earnings	673,281	543,612	487,885
Other comprehensive income (loss)	7,462	8,125	(11,548)
Total equity	$1,203,824	$1,069,347	$991,790

The Bank’s equity consists of issued and fully paid ordinary common stock and retained earnings. As of December 31, 2023, total equity increased to $1,204 million, compared to $1,069 million as of December 31, 2022 and $992 million as of December 31, 2021. Total equity increased $135 million, or 13% during the year ended December 31, 2023, primarily due to profits totaling $166 million, resulting in increased retained earnings on 2023 profits for $130 million net of declared cash dividends for $36 million, representing $1.00 per share.

As of December 31, 2022, total equity increased to $1,069 million, compared to $992 million as of December 31, 2021 and $1,038 million as of December 31, 2020. Total equity increased $78 million, or 8% during the year ended December 31, 2022, primarily due to profits totaling $92 million, resulting in increased retained earnings on 2022 profits for $544 million net of declared cash dividends for $36 million, representing $1.00 per share.

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

As of December 31, 2023, 2022, and 2021, the total amount of the regulatory reserves calculated according to the guidelines of Rule No. 4-2013 of the Superintendency of Banks was $136.0 million, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

As of December 31, 2023, the capital ratio of total equity to total assets was 11.2%, and the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.4%, compared to 11.5% and 15.3%, respectively, as of December 31, 2022. The 2023 total assets to total equity ratio was 8.9x compared to 8.7x in 2022.

As of December 31, 2023, the Bank’s regulatory Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.6%, compared to 13.2% as of December 31, 2022

See Item 4, “Information on the Company—Business Overview—Supervision and Regulation.”
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
As of December 31, 2023, the Bank’s off-balance sheet arrangements, as defined in the Instructions to Item 5.E. of Form 20-F, included documentary letters of credit, stand-by letters of credit, and guarantees (covering commercial risk). These arrangements are kept off-balance sheet as long as the Bank does not incur an obligation relating to them or itself become entitled to an asset.
The Bank’s outstanding off-balance sheet arrangements and total loan commitments and financial guarantee contracts are as follows:

	As of December 31,
	2023	2022	2021
	(in $ thousands)
Documentary letters of credit	$345,608	$304,789	$214,230
Stand-by letters of credit and guarantees – Commercial risk	490,626	351,625	268,196
Total off-balance sheet arrangements	$836,234	$656,414	$482,426
Credit commitments	227,472	122,960	121,333
Total loan commitments and financial guarantee contracts	$1,063,706	$779,374	$603,759

Fees and commission income from off-balance sheet arrangements amounted to $25 million for the year ended December 31, 2023, compared to $15 million and $14 million for the years ended December 31, 2022, and 2021, respectively.

The allowance for loan commitments and financial guarantee contracts losses reflects management’s estimates of expected credit losses on off-balance sheet items, and is recognized in the consolidated statement of financial position, with the resulting recovery or impairment loss recorded in the consolidated statement of profit or loss. As of December 31, 2023, total allowance for loan commitments and financial guarantee contracts losses amounted to $5 million, compared to $4 million as of December 31, 2022 and $4 million as of December 31, 2021.

Material Contractual Obligations
The following tables set forth information regarding the Bank’s contractual obligations and commercial commitments as of December 31, 2023.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Deposits	$4,408	$4,329	$79	$0	$0
Securities sold under repurchase agreements	310	310	0	0	0
Short-term borrowings and debt (1)	1,725	1,725	0	0	0
Long-term borrowings and debt (1)	2,636	638	1,833	155	10
Accrued interest payable	92	92	0	0	0
Future contractual interest payable, not yet accrued (2)	377	120	210	39	8
Leasehold obligations	17	1	16	0	0
Total contractual obligations	$9,565	$7,215	$2,138	$194	$18
(1)Gross of prepaid commissions of $8.5 million as of December 31, 2023. Certain debt obligations are subject to covenants that could accelerate the payment of these obligations.
(2)Consists of future interest payable on interest-bearing liabilities and their hedges, calculated on the basis of their respective interest rates as of December 31, 2023 for the days remaining to maturity. Some of these obligations have floating interest rates which could fluctuate in the future and hence change the value of interest payable accordingly.

	Amount of Commitment Expiration by Period
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in $ millions)
Letters of credit (3)	$607	$590	$17	$0	$0
Stand-by letters of credit	422	422	0	0	0
Guarantees	69	54	15	0	0
Other commercial commitments	227	97	129	1	0
Total Commercial Commitments	$1,325	$1,163	$161	$1	$0
(3)Includes customers’ liabilities under acceptances outstanding (on-balance sheet assets) for a total amount of $261 million as of December 31, 2023.
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
•The possibility of a sharper-than-projected global slowdown—or outright global recession— represents a significant downside risk for the Region, particularly commodity exporters. Slowing global growth and weak demand from China has already caused agro and metal prices to fall substantially since mid-year 2022. Should growth decline more than expected in 2024, energy and agricultural commodity prices could also weaken more significantly, resulting in deteriorating terms of trade across much of South America. Terms of trade in Latin America and the Caribbean are closely correlated with investment growth, which could turn deeply negative due to reduced investment in commodity production, and because lower export earnings would dampen domestic demand generally. As in the mid-2010s, the result could be a drawn-out period of weak growth, potentially reinforced by a tendency toward fiscal pro-cyclicality in commodity exporters.
•Unexpectedly persistent inflation and additional interest rate increases in advanced economies may result in a severe external financing shock. Further monetary tightening than assumed in the U. S., in particular, could precipitate a sudden acceleration of capital outflows. This could lead to widening borrowing spreads and depreciating currencies, or further depletion of reserves in countries intervening to stabilize exchange rates. Some large Regional economies, such as Colombia, currently have current account deficits, and could become vulnerable to shifts in market sentiment. Among smaller Latin America and the Caribbean economies, especially some in the Caribbean and Central America that are highly indebted, external financing needs appear large relative to GDP. Further tightening of global financial conditions could result in balance of payments stresses in these economies, which could trigger financial crises.
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
Year 2023
Bladex’s profit for 2023 totaled $166.2 million, or $4.55 per share, compared to $92.0 million, or $2.54 per share for 2022. The $74.1 million, or 81% increase in profits was primarily attributable to (i) the $85.2 million, or 58% increase in net interest income, mainly resulting from the enhancement of lending spreads, the continued positive impact of higher average market rates and increased average credit balances, and (ii) the $14.3 million, or 76% increase in total other income mainly derived from higher structuring and syndication fee activity and the increase in commissions from the Bank’s letter of credit business. These combined effects were partially offset by (i) a $7.9 million, or 41% increase in provision charges for credit losses, mainly driven by (a) the growth in the Bank's Credit Portfolio and to (b) an individually assessed credit provision allocation on certain impaired financial instruments classified as Stage 2, and (ii) a $17.4 million, or 32% increase in operating expenses mostly associated with higher personnel expenses in line with the Bank’s focus on strengthening its execution capabilities and higher performance-based variable compensation, in each case resulting from the execution of the Bank’s strategy.

For the year ended December 31, 2023, the Bank’s net interest income totaled $233.2 million, compared to $148.0 million during the year ended December 31, 2022. The $85.2 million, or 58% increase in net interest income during 2023 was the result of the combined effect of the continued increase of lending spreads, increased asset rates which improved the return on equity funding such assets, higher market base-rate differential between assets and liabilities and the impact of higher market rates in 2023, which positively impacted net interest income by $84.0 million year-on-year. This increase was also a result of an increase in the average balances of productive assets in both the Bank's Loan Portfolio and Investment Portfolio, that resulted in a net volume increase of $1.2 million in 2023 when compared to 2022.

During the year ended December 31, 2023, fees and commissions totaled $32.5 million, compared to $19.8 million for the year ended December 31, 2022. The $12.7 million, or 64% increase in fees and commissions was mainly attributable to: (i) a $6.8 million, or 49% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $2.5 million year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close four mandated structured transactions during 2023, in a total principal amount of $1,787 million, compared to seven transactions closed during 2022, in a total principal amount of $1,232 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 410% year-over-year increase in 2023.
Return on average total equity (“ROAE”), calculated as profit for the year divided by average total equity, stood at 14.7% for 2023, compared to 8.9% for 2022, mostly due a 81% increase in profits for the year. As of December 31, 2023, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.4%, compared to 15.3% as of December 31, 2022. The 2023 Asset to Equity ratio was 8.9x compared to 8.7x in 2022. In addition, as of December 31, 2023, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.6%, compared to 13.2% as of December 31, 2022.
The Bank’s 2023 efficiency ratio reached 27%, compared to 33% for 2022, as the 60% increase in total revenues more than offset higher operating expenses. The Bank's 32% increase in operating expenses were mostly associated with higher personnel expenses in line with the Bank’s focus on strengthening its execution capabilities and higher performance-based variable compensation resulting from the execution of the Bank strategy. The Bank’s operating expenses to average assets ratio was 74 basis points in 2023, compared to 62 basis points in 2022.

The weighted average funding cost for the year ended December 31, 2023 was 5.30%, compared to 2.39% for the year ended December 31, 2022, an increase of 291 basis points, attributable to the impact of higher market rates in 2023.

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

During the year ended December 31, 2022, fees and commissions totaled $19.8 million, compared to $18.3 million for the year ended December 31, 2021. The $1.5 million, or 8% increase in fees and commissions was mainly attributable to: (i) a $1.9 million, or 16% year-over-year increase in commissions from the Bank’s letter of credit business, due to higher economic activity and increased trade flows in Latin America, and (ii) the $0.7 million year-over-year increase in the Bank’s transaction-based structuring and syndication business, as the Bank was able to close seven mandated structured transactions during 2022, for a total principal amount of $1,232 million, compared to four transactions closed during 2021, for a total principal amount of $629 million. Other commissions, net, which are mostly comprised of the opening and confirmation of credit commitments and guarantee contracts, net of commission expenses, registered a 56% year-over-year decrease in 2022.
ROAE stood at 8.9% for 2022, compared to a similar level of 6.1% for 2021, mostly due a 47% increase in profits for the year. As of December 31, 2022, the Bank’s Tier 1 capital ratio calculated according to Basel III capital adequacy guidelines (utilizing IRB approach for credit risk) was 15.3%, compared to 19.1% as of December 31, 2021. The 2022 Asset to Equity ratio was 8.7x compared to 8.1x in 2021. In addition, as of December 31, 2022, the Bank’s Capital Adequacy Ratio, calculated according to the guidelines of the Superintendency of Banks, was 13.2%, compared to 15.6% as of December 31, 2021.

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
The Consolidated Financial Statements have been prepared on a historical cost basis, except for the following items mostly measured on a fair value basis: (i) securities and other financial instruments at FVOCI and FVTPL, (ii) financial assets and financial liabilities designated as hedged items in qualifying fair value hedging relationships, (iii) investment property, and (iv) share-based payments. The carrying values of recognized financial assets and financial liabilities that are designated as hedged items in qualifying fair value hedging relationships are measured at amortized cost adjusted for the hedge risk components associated with the hedging relationship.

The preparation of the Financial Statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the reporting date of the Financial Statements and the reported amounts of revenues and expenses during the year. Significant estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates if conditions or underlying circumstances were to change.
See Item 18, “Financial Statements,” note 3.22 “Judgments, estimates and significant accounting assumptions” for a related discussion on the Bank’s critical accounting estimates. Additionally, the following significant accounting policies that involve critical accounting estimates can be found on:
•Allowances for losses on financial instruments and measurement of expected credit losses (See Item 18, “Financial Statements,” notes 3.4, 5, and 6)
•Fair value of financial instruments and its measurement (See Item 18, “Financial Statements,” notes 3.4, 7, and 13)
•Business model assessment (See Item 18, “Financial Statements,” note 3.4).

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

Name	Country of Citizenship	Position Held with The Bank	Year Term Expires	Director Since	Age
CLASS A
Tarciana Paula Gomes Medeiros
Chief Executive Officer
Banco do Brasil	Brazil	Director	2025	2024	45
José Alberto Garzón Gaitán
Legal Vice President and General Secretary
Banco de Comercio Exterior de Colombia	Colombia	Director	2026	2017	53

CLASS E
Ricardo Manuel Arango
Partner
Arias, Fábrega & Fábrega	Panama	Director	2025	2016	63
Miguel Heras Castro
Managing Partner and Founder
MKH Capital Partners	Panama	Chairman of the Board	2027	2015	55
Roland Holst
Board Member
Sudameris Bank	Paraguay	Director	2025	2017	54
Mario Covo
Founding Partner
DanaMar LLC, United States	United States	Director	2026	1999	66
Angelica Ruiz Celis
Senior Vice President
BP Mexico	Mexico	Director	2025	2023	50

ALL CLASSES OF COMMON STOCK (1)
Isela Costantini
Chief Executive Officer
GST Financial Services	Argentina	Director	2027	2019	52
Alexandra M. Aguirre
Partner
Holland and Knight LLP	United States	Director	2027	2020	47
(1)Denotes class(es) of common stock of the Bank that elect the directors listed.

Tarciana Paula Gomes Medeiros, has been elected a Director of the Board on April 17, 2024, for the remaining term of Mr. Fausto de Andrade Ribeiro. Ms. Gomez Medeiros has served as Chief Executive Officer of Banco do Brasil since 2023 and is a member of the Board of Directors of Brasilprev Seguros e Previdencia S.A. (a private pension and insurance company), Elo Participaçãoes, Brazilian Federation of Bank Association (FEBRABAN) and Fundação Banco do Brasil. She has been employed by Banco do Brasil in various capacities since 2000, holding the positions of Relationship Manager, Executive Manager of Loans Solutions for Individuals Office, Business Manager, Head of Commercial Superintendency of BB Seguros and Executive Manager of Customer Service at the Retail Business Office. Ms. Medeiros holds a Bachelor in Business Administration from Faculdade AIEC, a MBA in Leadership, Innovation and Management from PUC-RS, a MBA in BI and Analytics from USP/Esalq and participated in various management and leadership programs at Banco do Brasil. Ms. Medeiros’ professional experience in and related to the banking industry and as a board member qualifies her to serve on the board.
José Alberto Garzón has served as a Director of the Board since 2017. Mr. Garzón has served as Legal Vice President and General Secretary of Banco de Comercio Exterior de Colombia S.A. (Bancoldex) in Colombia since 2003, Administrative Vice President from 2016 to 2017 and in various other capacities with Bancoldex since 1995, holding the positions of Director of the Legal Department and Attorney in the Legal Department. Mr. Garzón chairs the Board of Directors of the Colombian Institute of Corporate Governance and chairs the Rediscount Entities and Public Banking Committee of the Colombian Banking and Financial Entities Association – Asobancaria since 2021, and has served as a member of the Board of Directors, Audit Committee, Corporate Governance Committee and Risk Management Committee of Fiduciaria Colombiana de Comercio Exterior S.A. (Fiducoldex) in Colombia since 2016, Leasing Bancoldex S.A. Compañía de Financiamiento in Colombia since 2015 and Segurexpo de Colombia, S.A. Aseguradora de Crédito, Colombia between 2000 and 2021. Previously Mr. Garzón was an Attorney at Legis Editores in Colombia and General Manager of Servibolsa Ltda. Servicios Inmobiliarios in Colombia. Mr. Garzón was a Professor of Credit Insurance in the Insurance Law Program at Pontificia Universidad Javeriana in Colombia and History of Political Ideas and Insurance at Fundación Universitaria Jorge Tadeo Lozano in Colombia. Mr. Garzón holds a Law degree and a Master’s degree in Financial Law from Universidad del Rosario in Colombia. Mr. Garzón also holds a Law degree and a Master's degree in Financial Law from Universidad del Rosario in Colombia, a Master’s degrees in Commercial Law and Project Finance Studies from Universidad de Los Andes in Colombia and Insurance Law from Pontificia Universidad Javeriana in Colombia. Mr. Garzón is a graduate of Transformative Business Leadership at Centro de Liderazgo y Gestión and of Leading Economic Growth at Harvard’s Kennedy School. Mr. Garzón’s first-hand experience and vast knowledge of administrative, legal risk and regulatory matters relating to the banking industry and, in particular, trade finance qualifies him to serve on the Board.
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
Miguel Heras Castro has served as a Director of the Board since 2015 and was elected Chairman of the Board in 2019. Mr. Heras is the Founder and Managing Partner of MKH Capital Partners, a private equity firm based in Florida, U.S.A. Since 1999, he has served as Managing Director and as a member of the Board of Directors of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, energy, real estate, and communications markets. Mr. Heras currently serves on the boards of Avelo Airlines, Wax Center Partners, Copa Colombia, Televisora Nacional and Bahía Motors. He is also a member of The Wharton School of the University of Pennsylvania Executive Board for Latin America. He obtained extensive knowledge and experience in the banking industry while serving as a member of the Board of Directors and Asset-Liability Committee (ALCO) of Banco Continental de Panama for more than 5 years. Mr. Heras structured the acquisition of several companies and banking institutions, and in 2007 led the negotiation for the integration of the banking businesses of Banco Continental de Panamá and Banco General, which converted Banco General into one of the largest banks in Central America. In addition, Mr. Heras was also a member of the Board of Directors of Amnet Telecommunications Holdings, Clean Streak Ventures, Cable and Wireless (Panama) Inc. and the Panamanian Stock Exchange. Mr. Heras was Minister of the Treasury of the Republic of Panama and President of the Council on Foreign Trade from 1996 to 1998. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity, executive management leadership and his experience as a board member of different companies qualifies him to serve on the Board.
Roland Holst has served as a Director of the Board since 2017. Dr. Holst was Treasurer and Member Ex-Officio of the Board from May 2017 to October 2017 and was previously a Board member from 2014 to 2017. Dr. Holst is a board member of Sudameris Bank, Paraguay since 2017 and Asunción Stock Exchange and served as a Director of the Board of Banco Central del Paraguay from 2012 to 2017. Dr. Holst was Head of Fixed Income Research at State Street Global Markets in Boston, Massachusetts and Quantitative Analyst at Starmine Corp. in San Francisco, California. Dr. Holst was a Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago. Dr. Holst worked at Garantia PFP, a pension fund, as an Investment Manager and was General Manager of Bolsa de Valores de Asunción, Paraguay. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings, published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. Dr. Holst also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Dr. Holst’s professional experience in the fields of finance and economics and his academic accomplishments qualify him to serve on the Board.
Mario Covo has served as a Director of the Board since 1999. Dr. Covo is a Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013, and of Larch Lane Partners, an investment advisory firm established in 2019. Dr. Covo was a Founding Partner of Helios Advisors LLC, a Founding Partner of Finaccess International, Inc. and a Founding Partner of Columbus Advisors. Dr. Covo worked at Merrill Lynch, where he was Managing Director Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.
Angélica Ruiz Celis has served as a Director of the Board since 2023. Ms. Ruiz is Senior Vice President for BP since 2020 and was Head of Country for Mexico at BP from 2018 to 2020. In 2022, Ms. Ruiz was appointed as interim President of BP for Brazil, a position she holds to date. Ms. Ruiz previously served as Vice President Managing Director of LATAM for Vestas from 2015 to 2018, and as Strategy and Commercial Director, Chief Financial Officer and Business Services Director at Petrofac Integrated Energy Services, in Mexico from 2011 to 2014. Previously Ms. Ruiz was General Manager-MD, Commercial and Business Development Global Manager and Strategy and Planning Manager at Grupo Mexicana de Servicios Subacuáticos S.A. de C.V., Strategy and Transformation, Outsourcing and Project Manager at CAP Gemini Ernst & Young, in Mexico. Ms. Ruiz has been recognized as one of the 100 Most Influential Women in Mexico by Forbes in 2021, Most Influential Leaders in LATAM by Bloomberg in 2021 and Leaders in Energy by Petroleum and Energy Ranking in 2018. Ms. Ruiz is a graduate of London Business School, Executive Education-Leadership, holds a specialized Oil & Gas Education at University of Texas, Austin, and a master in Business Administration (MBA) at Instituto Panamericano en Alta Dirección (IPADE). Ms. Ruiz also holds a master of Business Administration (MBA) at Richard Ivey Business School at University of Westen Ontario, Canada, a B.A. in Economics at Instituto Tecnológico Autónomo de México, and a B.A. in

Mathematics at Boston University. Ms. Ruiz’s leadership skills and regional experience in more than eight Latin American countries in various executive roles including the energy industry, strategy, operations and commercial with a global focus, qualify her to serve on the Board.
Isela Costantini has served as a Director of the Board since 2019. Ms. Costantini is Chief Executive Officer of GST Financial Services in Argentina. Ms. Costantini is a member of the boards of Barrick Gold Corporation and Prosegur S.A. In addition, Ms. Costantini is a counsel member of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento). Ms. Costantini has previously served as President and Chief Executive Officer of Aerolíneas Argentinas and former member of the board of San Miguel S.A. and Food Bank Argentina. Previously, Ms. Costantini held multiple positions at General Motors, where she began working in 1998 and became President of the company for Argentina, Paraguay and Uruguay. Ms. Costantini holds a Social Communications Degree, with a Major in Advertising from Pontificia Universidade Catolica do Parana (PUC-PR), Brazil and an MBA, with specialization in Marketing and International Business from Loyola University in Chicago. Ms. Costantini professional expertise in restructuring, cultural transformation, marketing and communications, and experience as a board member and in leadership roles in different entities, qualify her to serve on the Board.
Alexandra M. Aguirre has served as a Director of the Board since 2020. Ms. Aguirre is a partner at Holland and Knight LLP, Miami, Florida since June 2022. Ms. Aguirre was previously a partner at Morrison & Foerster, LLP from 2019 to 2022. Ms. Aguirre has served as Chairman of the Board and General Counsel of Pan American Development Foundation since 2015, and also a member of the board of directors of the Women Lawyer's Interest Group of the International Bar Association since 2019. Previously, Ms. Aguirre was a shareholder of Greenberg Traurig, LLP, member of the Presidential Advisory Council (PAC) of the INCAE Business School, and an associate at Hunton & Williams LLP. Ms. Aguirre has been listed for Latin America's Top 100 Lawyers (Latinvex 2019-2021), ''40 under 40'' by The M&A Advisor 2015, and the Florida Super Lawyers Rising Star (Super Lawyers Magazine 2009). She was also a finalist to receive the Top Dealmaker of the Year Award, in the Corporate Category by Daily Business Review magazine in 2012 and recipient of the 2008 Latin Lawyers magazine M&A Deal of the Year award. Ms. Aguirre holds a Bachelor's Degree in Marketing and Entrepreneurial from Babson College and a Juris Doctor from Northeastern University School of Law. Ms. Aguirre is qualified to practice law in the states of Florida and New York, as well as the District of Columbia. Ms. Aguirre’s professional expertise in corporate finance law, corporate governance, and cross-border financing transactions in Latin America and the United States, and her experience as a member of the board of directors of different entities, qualify her to serve on the Board of Directors.
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

Executive Officers
The following table and biographies set forth the names of the executive officers of the Bank, their respective positions at the date hereof and positions held by them with the Bank and other entities in prior years:

Name	Position Held with the Bank	Country of Citizenship	Age
Jorge Salas	Chief Executive Officer	Spain	53
Samuel Canineu	Executive Vice President Chief Commercial Officer	Brazil	42
Ana Graciela de Méndez	Executive Vice President Chief Financial Officer	Panama	57
Eduardo Vivone	Executive Vice President Treasury and Capital Markets	Argentina	59
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	47
Olazhir Ledezma	Executive Vice President Strategic Planning	Peru	52
Jorge Luis Real	Executive Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	51
Adriana Lizzeth Díaz	Executive Vice President Chief Audit Officer	Colombia	40
Carlos Daniel Raad	Executive Vice President Chief Investor Relations Officer	Colombia	43
Tatiana Calzada	Executive Vice President Chief Compliance Officer	Panama	53
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
Ana Graciela de Méndez has served as Executive Vice President, Chief Financial Officer or CFO of the Bank since December 2017. She previously served in various capacities within the Bank, including as Senior Vice President of Finance and the alternate to the CFO from 2014 to 2017, as Vice President of Financial Planning and Analysis from 2002 to 2014, and several other assignments within the Bank’s Finance, Commercial and Economic areas since 1990, when she joined the Bank. Ms. Méndez is also a member of the Board of Directors of the Panama Stock Exchange and related companies: where she also participates in the Audit and the Sustainability & CSR Committee. Ms. Méndez holds a Master’s Degree in Finance from the A.B. Freeman School of Business at Tulane University (USA) and from the Business School at Universidad Francisco Marroquin (Guatemala); completed an Advanced Management Program from the Haas School of Business at UC Berkeley (USA); and holds a Bachelor’s Degree in Business and Economics with specialization in Economics and Mathematics, from Albertus Magnus College (USA).
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
Jorge Luis Real has served as Executive Vice President, Chief Legal Officer and Corporate Secretary since February 2018. He previously served as Senior Vice President, Chief Legal Officer of the Bank from 2016 to 2018 and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and holds a Master’s degree in Commercial and Corporate Law from Université Panthéon-Assas (Paris II) in France. He was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1998. Mr. Real is also a Florida International Bankers Association (FIBA) Anti-Money Laundering Certified Associate (AMLCA), certified by the Florida International University. Mr. Real is a member of the Legal Affairs Committee of the Panama Banking Association and was elected as Director of the Corporate, Governance Institute of Panama in 2023.
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

Tatiana Calzada has served as Executive Vice President, Chief Compliance Officer since December 2023. Before joining the Bank, she served in Citibank, N.A. (Panama Branch) as Director- Anti Money Laundering Cluster Head for Caribbean and Central America from January 2023 to December 2023, Senior Vice-President Anti Money Laundering Cluster Head for Caribbean and Central America from 2021 to 2023, Senior Vice-President Panama Anti Money Laundering Head and Central America Anti Money Laundering Cluster Head from 2018 to 2021, Senior Vice- President Anti Money Laundering Compliance Risk Management Latin America Financial Institutions Head and Anti Money Laundering Caribbean Cluster Head from 2016 to 2018, Senior Vice-President Panama Country Compliance Head from 2012 to 2016. Prior to serving in Citibank, Mrs. Calzada served as Chief Legal Counsel for the Bank from 1997 to 2012 and Lawyer at Patton, Moreno & Asvat in Panama from 1995 to 1996. Ms. Calzada has a Law and Political Science degree from Universidad Católica Santa María La Antigua in Panama, and a Master’s Degree in International Law, Trade and Finance from Tulane University. Ms. Calzada was admitted to practice law in Panama by the Panamanian Supreme Court of Justice in 1994. Mrs. Calzada is also a Certified Professional in Anti Money Laundering (CPAML) by the Financial and International Business Association (FIBA),

certified by the Florida International University since 2013 and is a Certified Public Translator (Spanish-English and vice versa) in Panama since 1992.

B.    Compensation
Compensation of Executive Officers and Directors
The Nomination, Compensation and Operations Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination, Compensation and Operations Committee recommended to the Board that the following "Compensation of Executive Officers and Directors" discussion be included in the Bank's Proxy Statement for the Annual Shareholders’ Meeting held on April 17, 2024 (commonly referred to as the “say on pay” proposal).
Compensation Consultant
The Nomination, Compensation and Operations Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. In 2023, the Nomination, Compensation and Operations Committee retained a specialized consultant to review the Bank's Salary Compensation scheme.
Executive Officers Compensation
In addition to a fixed base salary, and in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers’ variable compensation on an annual basis, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.
During the fiscal year ended December 31, 2023, the aggregate amount of variable cash compensation paid by the Bank to its current executive officers for their services was $1,766,815.
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
On February 14, 2023, the Bank granted to current executive officers an aggregated of 160,330 restricted stock units corresponding to 2022 performance. These restricted stock units vest 25% of the amount granted per year, with the first vesting on March 14, 2023, one month after the grant date, and the subsequent vestings on each anniversary of the grant date. As of December 31, 2023, the compensation cost charged against the Bank’s 2023 income in connection with these restricted stock units was $1,482,857. The total remaining compensation cost of $914,219 will be charged over a period of 3.1 years.
The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2023, the Bank charged to salaries expense $58,633 with respect to the contribution plan.
2023 Chief Executive Officer Compensation
The Bank’s current Chief Executive Officer’s compensation for 2023 included an annual base salary of $500,000, a performance-based variable cash compensation of $376,923, a grant of restricted stock units valued at $645,899 and limited perquisites and other benefits amounting to $8,571.
Results of the 2023 Advisory Vote on Compensation of Executive Officers
At the Bank’s annual meeting of shareholders held on April 26, 2023, the Bank’s shareholders were asked to approve, on an advisory basis, the Bank's fiscal year 2022 executive officers’ compensation programs (commonly referred to as the “say on pay” proposal). A substantial majority (91.19%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Nomination, Compensation and Operations Committee believes that these results affirm the Bank’s shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in fiscal year 2023. The Nomination, Compensation and Operations Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.
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
Clawback Policy
In 2023, the Bank adopted a recovery policy (or “Clawback Policy”) that complies with NYSE filed listing standards and SEC rules. Under the policy, if the Bank is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws, the Board shall, subject to certain exceptions, seek to recover “excess incentive-based compensation” from each individual who is a Section 16 officer or was a Section 16 officer during the performance period for such incentive-based compensation. For this purpose, excess incentive-based compensation generally is the amount of incentive-based compensation that is based on a financial performance measure that is in excess of the amount that otherwise would have been received had such incentive-based compensation been determined based on restated amounts in the accounting restatement. The Clawback Policy applies to incentive-based compensation for which the financial performance metric was attained during the three-year period preceding the date of the accounting restatement.
The Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its Clawback Policy, neither was an outstanding balance as of the end of year 2023 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.
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
The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2023 to the Directors of the Bank as a group for their services as Directors was $1,046,000.
As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.
During the fiscal year ended December 31, 2023, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 63,000 Class E shares. These restricted shares vest 35% on each of the first and second anniversaries of the award date, and 30% on the third anniversary of the award date. As of December 31, 2023, the total cost for these restricted shares amounted to $1,114,470 of which $474,198 was registered during 2023, and the remaining compensation cost of $640,272 for these restricted shares will be charged against income over a period of 2.3 years.
Beneficial Ownership
As of December 31, 2023, the Bank’s Executive Officers and Directors, as a group, beneficially owned an aggregate of 1,006,316 Class E shares, representing approximately 3.6% (based on 28,108,597 Class E shares outstanding as of December

31, 2023) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2023 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.
The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers eligible to receive restricted stock units as of December 31, 2023. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, Panama, Republic of Panama.

Name	Number of Shares Owned as of December 31, 2023 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2023 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Unvested Restricted Stock Units (3)
Jorge Salas	52,704	19,987	72,691	*	34,306
Tatiana Calzada	1,496	0	1,496	*	0
Samuel Canineu	19,166	8,186	27,352	*	16,371
Adriana Lizzeth Diaz	7,223	973	8,196	*	1,947
Olazhir Ledezma	13,654	4,921	18,575	*	9,844
Ana Graciela de Méndez	19,405	7,992	27,397	*	10,933
Carlos Daniel Raad	7,623	996	8,619	*	1,991
Jorge Luis Real	6,318	3,731	10,049	*	5,529
Alejandro Tizzoni	32,394	12,219	44,613	*	16,934
Eduardo Vivone	25,577	10,500	36,077	*	14,177
Total	185,560	69,505	255,065		112,032
*    Less than one percent of the outstanding Class E shares.
(1)Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2023.
(3)Includes 70,945, 28,342 and 12,745 unvested restricted stock units granted to executive officers on February 2023, February 2022 and February 2021, under the 2015 Plan, respectively. These restricted stock units vest 25% each period as stated in the Notice of RSU Award. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2023, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2023:

Name	Number of Shares Owned as of December 31, 2023 (1)	Number of Shares that may be acquired within 60 days as of December 31, 2023 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Alexandra M. Aguirre	12,300	—	12,300	*	11,700
Ricardo Manuel Arango	56,025	—	56,025	*	11,700
Silvina Batakis (4)	0	—	0	*	6,000
Isela Costantini	12,300	—	12,300	*	11,700
Mario Covo	86,027	—	86,027	*	11,700
José Alberto Garzón	30,300	—	30,300	*	11,700
Miguel Heras Castro	514,749	—	514,749		17,550
Roland Holst	37,450	—	37,450	*	11,700
Fausto de Andrade Ribeiro (5)	2,100	—	2,100	*	6,000
Angélica Ruiz	0	—	0	*	6,000
Total	751,251	—	751,251		105,750
*     Less than one percent of the outstanding Class E shares.
(1)Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)Includes vested / unexercised traditional stock options.
(3)Includes unvested restricted Class E shares granted under the Bank’s 2018 Plan and 2015 Plan. An aggregate amount of 63,000 restricted shares were granted to directors on April 26, 2023; these restricted shares vest 35% in each of the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)Ms. Silvina Batakis, a Class “A” Director of Bladex’s Board of Directors tendered her resignation effective April 16, 2024. Ms. Batakis was a member of the Audit Committee and of the Nomination, Compensation and Operations Committee.
(5)Mr. Fausto de Andrade Ribeiro, a Class “A” Director of Bladex’s Board of Directors tendered his resignation effective April 16, 2024. Mr. Ribeiro was a member of the Audit Committee and of the Risk Policy and Assessment Committee. At the Annual Shareholders’ Meeting held on April 17, 2024, the Bank’s Class “A” shareholders elected Ms. Tarciana Paula Gomes Medeiros as Director for the remaining of his term.
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
Meetings of the Board and Committees

Executive sessions of the Bank's directors are held during each meeting of the Board. Executive sessions over the course of this year were led by Mr. Miguel Heras, as the chairperson of the sessions.

During the fiscal year ended December 31, 2023, the Board held eight meetings. Directors attended an average of 89% of the total number of Board meetings held during the fiscal year ended December 31, 2023.
The following table sets forth the membership and number of meetings for each of the five committees of the Board during the fiscal year ended December 31, 2023:

Name	Audit	Risk Policy and Assessment	Finance and Business	Anti-Money Laundering, Compliance and Sustainability	Nomination, Compensation and Operations
Alexandra M. Aguirre		Member	Member	Member
Ricardo Manuel Arango		Member	Member	Chairman
Silvina Batakis (1)	Member				Member
Isela Costantini	Member				Chairman
Mario Covo		Member	Chairman
José Alberto Garzón	Chairman			Member	Member
Miguel Heras Castro		Chairman	Member
Roland Holst		Member	Member
Fausto de Andrade Ribeiro (2)	Member	Member
Angélica Ruiz Celis	Member				Member
Number of Committee Meetings Held in 2023	7	5	5	6	5
1.Ms. Silvina Batakis, a Class “A” Director of Bladex’s Board of Directors tendered her resignation effective April 16, 2024. Ms. Batakis was a member of the Audit Committee and of the Nomination, Compensation and Operations Committee.
2.Mr. Fausto de Andrade Ribeiro, a Class “A” Director of Bladex’s Board of Directors tendered his resignation effective April 16, 2024. Mr. Ribeiro was a member of the Audit Committee and of the Risk Policy and Assessment Committee. At the Annual Shareholders’ Meeting held on April 17, 2024, the Bank’s Class “A” shareholders elected Ms. Tarciana Paula Gomes Medeiros as Director for the remaining of his term.

Audit Committee
The Audit Committee is a standing committee of the Board. According to its Charter, the Audit Committee must be comprised of at least three independent directors. The members of the Audit Committee were Mr. José Alberto Garzón, Ms. Silvina Batakis, Ms. Isela Costantini, Mr. Fausto de Andrade Ribeiro, and Ms. Angélica Ruiz.
The Board has determined that all members of the Audit Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. In addition, at least one of the members of the Audit Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. As of April 16, 2024, the Audit Committee´s financial expert was Mr. Fausto de Andrade Ribeiro.
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
The Audit Committee meets at least six times per year, as required by the Superintendency of Banks and the Committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2023, the Audit Committee met seven times.
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
The Audit Committee pre approved all audit and non audit services of the Bank’s independent auditors in 2023.
The Audit Committee’s Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Risk Policy and Assessment Committee
The Risk Policy and Assessment Committee is a standing committee of the Board. According to its charter, the Risk Policy and Assessment Committee must be comprised of at least three directors. The members of the Risk Policy and Assessment Committee were Mr. Miguel Heras Castro (Chair), Ms. Alexandra M. Aguirre, Mr. Ricardo Manuel Arango, Mr. Mario Covo, Mr. Roland Holst and Mr. Fausto de Andrade Ribeiro.
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
The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the Committee to meet at least four times per year. During the fiscal period ended December 31, 2023, the Risk Policy and Assessment Committee held five meetings.

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
The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2023, the Committee held five meetings.
The Finance and Business Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Anti-Money Laundering, Compliance and Sustainability Committee
The Anti-Money Laundering, Compliance and Sustainability Committee is a standing committee of the Board. The current members of the Anti-Money Laundering, Compliance and Sustainability Committee are Directors Mr. Ricardo Manuel Arango (Chair), Ms. Alexandra M. Aguirre and Mr. José Alberto Garzón, and the Bank’s Chief Executive Officer, Executive Vice President-Commercial Banking, Executive Vice President-Chief Risk Officer, Executive Vice President-Strategic Planning, Executive Vice President-Chief Audit Officer, Executive Vice President-Chief Investor Relations Officer, Executive Vice President-Chief Legal Officer and Corporate Secretary, Executive Vice President-Chief Compliance Officer and New York Agency Compliance Officer.
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
During the fiscal year ended December 31, 2023, the Anti-Money Laundering, Compliance and Sustainability Committee held six meetings.
The Anti-Money Laundering, Compliance and Sustainability Committee Charter may be found on the Bank’s website at https://www.bladex.com/en/governance.
Nomination, Compensation and Operations Committee
The Nomination, Compensation and Operations Committee is a standing committee of the Board. According to its charter, the Nomination, Compensation and Operations Committee must be comprised of at least three directors. The members of the Nomination, Compensation and Operations Committee were Ms. Isela Costantini (Chair), Ms. Silvina Batakis, Mr. José Alberto Garzón and Ms. Angélica Ruiz.
The Charter of the Nomination, Compensation and Operations Committee requires that all members of the Committee be independent directors. No member of the Nomination, Compensation and Operations Committee can be an employee of the Bank. The Board has determined that all members of the Nomination, Compensation and Operations Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the

Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rule No. 05-2011 as amended by Rule 05-2014 of the Superintendency of Banks. The Nomination, Compensation and Operations Committee charter requires the Committee to meet at least five times per year. During the fiscal year ended December 31, 2023, the Nomination, Compensation and Operations Committee held five meetings.
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

D.     Employees
The following table presents the total number of permanent employees, geographically distributed, on the dates indicated:

	As of December 31,
	2023	2022	2021
Bladex Head Office in Panama	237	208	161
New York Agency	7	6	6
Representative Office in Argentina	3	3	3
Representative Office in Brazil	8	9	6
Representative Office in Mexico	8	7	4
Representative Office in Colombia	5	5	4
Total Number of Permanent Employees	268	238	184
As of December 31, 2023, the Bank's workforce comprised 268 employees, representing 17 nationalities, 96% of which are from Latin American countries. The Bank's human capital is the main backbone of all business activities, ensuring the overall well-being of its employees, it became increasingly important. The Bank’s priority is to provide all employees with an environment that integrates both their professional fulfillment and personal well-being.
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

E.     Share Ownership
See Item 6.B., “Directors, Executive Officers and Employees–Compensation–Beneficial Ownership.”

F.     Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable

Item 7.    Major Shareholders and Related Party Transactions
A.     Major Shareholders
As of December 31, 2023, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 12.3% of the total outstanding shares of voting capital stock of the Bank.
The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2023.

	As of December 31, 2023
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.9
Banco do Brasil SAUN Qd 5, Lote B, Torre II, 12 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.7
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.2
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.9
Sub-total shares of Class A Common Stock	4,144,290	65.4	11.4
Total Shares of Class A Common Stock	6,342,189	100.0	17.4

Class B Common Stock
Banco de la Provincia de Buenos Aires San Martín 137 C1004AAC Buenos Aires, Argentina	884,461	42.3	2.4
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	295,945	14.2	0.8
The Korea Exchange Bank 35, Euljiro, Jun-gu Seoul 100-793, Korea	147,173	7.0	0.4
Sub-total shares of Class B Common Stock	1,327,579	63.5	3.6
Total Shares of Class B Common Stock	2,089,075	100.0	5.7

	As of December 31, 2023
	Number of Shares	% of Class	% of Total Common Stock
Class E Common Stock
Brandes Investment Partners, L.P. (1) 4275 Executive Square 5th Floor La Jolla California 92037 United States	4,508,530	16.0	12.3
Sub-total shares of Class E Common Stock	4,508,530	16.0	12.3
Total Shares of Class E Common Stock	28,108,597	100.0	76.9

Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	36,539,861		100.0
(1)Source: Schedule 13G/A filing with the U.S. Securities and Exchange Commission dated January 10, 2024.

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
Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of the dates listed below:

	Number of Shares Outstanding as of
Class of Shares	December 31, 2023	December 31, 2022	December 31, 2021
Class A Common Shares	6,342,189	6,342,189	6,342,189
Class B Common Shares	2,089,075	2,089,075	2,089,075
Class E Common Shares	28,108,597	27,893,292	27,799,882
Class F Common Shares	—	—	—
Total Common Shares	36,539,861	36,324,556	36,231,146
The number of the Bank’s Class A and Class B common shares outstanding as of December 31, 2023 did not change from December 31, 2022. During the year ended December 31, 2023, Class E common shares outstanding increased by 215,305 shares, due to restricted stocks granted to directors and restricted stock units vested during 2023.
As of December 31, 2023, there were a total of 51 holders of record of the Bank's Class E shares, of which 13 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 86% of the Bank’s outstanding Class E shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. None of the Bank’s Class A shares or Class B shares are held in the United States.
The Bank had no preferred stock issued and outstanding as of December 31, 2023.
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

As of December 31, 2023, and 2022, the Bank had credit transactions in the normal course of business with 10% and 11%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of December 31, 2023 and 2022, 6% and 12%, respectively, of the outstanding Loan Portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of December 31, 2023, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 2.9% of the total outstanding shares of the voting capital stock of the Bank.

In addition, the Bank had extended transactions, in the ordinary course of business, to one entity whose director is also a director of the Bank. This entity was Sudameris Bank SAECA, of which the Bank’s director, Roland Holst, is also a director. As of December 31, 2023, four loans remained outstanding to Sudameris Bank SAECA for the total amount of $60 million. These loans were made on June 2, September 28 and October 20, 2023. These outstanding loans had a weighted average interest rate of 7.46%. During 2023, the largest amount outstanding was $60 million.

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
The cash dividend declared per share to the Bank’s shareholders totaled $1.25 per common share for the year ended December 31, 2023, a dividend increase of $0.25 per common share compared to the $1.00 per common share cash dividend declared for the years ended December 31, 2022 and 2021.
No special dividends were declared during three-year period ended December 31, 2023.

The following table presents information regarding dividends paid to holders of common shares on the dates indicated:

Payment date	Record date	Dividend per share
March 19, 2024	March 4, 2024	$0.50
November 16, 2023	October 30, 2023	$0.25
August 15, 2023	July 31, 2023	$0.25
May 17, 2023	May 4, 2023	$0.25
March 28, 2023	March 10, 2023	$0.25
November 30, 2022	November 14, 2022	$0.25
August 30, 2022	August 15, 2022	$0.25
June 1, 2022	May 16, 2022	$0.25
March 22, 2022	March 7, 2022	$0.25
November 23, 2021	November 9, 2021	$0.25
August 24, 2021	August 9, 2021	$0.25
June 2, 2021	May 17, 2021	$0.25
March 10, 2021	February 23, 2021	$0.25
The Bank has no preferred shares issued and outstanding as of December 31, 2023.
B.     Significant Changes
Not applicable.
Item 9.    The Offer and Listing
A.     Offer and Listing Details
The Bank’s Class E shares are listed on the NYSE under the symbol “BLX”. The following table shows the high and low market prices of the Class E shares on the NYSE for the periods indicated:

	Price per Class E Share (in $) (1)
	High	Low
2023	25.73	15.71
2022	17.35	12.58
2021	19.33	14.30
2020	22.71	7.73
2019	22.94	16.96
2024:
March	30.08	27.05
February	28.34	22.93
January	27.06	23.64
2023:
December	25.73	24.16
November	25.52	22.39
October	22.89	20.02
2024:
First Quarter	30.08	22.93
2023:
First Quarter	19.17	15.71
Second Quarter	22.11	16.60
Third Quarter	24.65	21.00

Fourth Quarter	25.73	20.02
2022:
First Quarter	17.35	14.88
Second Quarter	15.72	12.58
Third Quarter	15.36	13.00
Fourth Quarter	16.81	13.02
(1)Corresponds to the highest and lowest sales price of the stock at any time during any given trading day. Source: NYSE Connect.
B.     Plan of Distribution
Not required in this Annual Report.
C.     Markets
The Bank’s Class A shares and Class B shares, which were sold in private placements or sold in connection with the Bank’s 2003 rights offering, are not listed on any exchange and are not publicly traded. The Bank’s Class E shares, which constitute the only class of shares publicly traded (listed on the NYSE), represent 76.9% of the total shares of the Bank’s common stock issued and outstanding as of December 31, 2023. The Bank’s Class B shares are convertible into Class E shares on a one-to-one basis. There are no issued or outstanding Class F shares.
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
The Board consists of ten members: three Directors elected by the holders of the Class A common shares; five Directors elected by the holders of the Class E common shares; and two Directors elected by the holders of all common shares. For so long as the number of Class F common shares issued and outstanding is equal to or greater than fifteen percent (15%) of the total number of common shares issued and outstanding, the holders of the Class F common shares will have the right to elect one director and the Board will consist of eleven members. As of December 31, 2023, no Class F shares or preferred shares were issued and outstanding.
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

J.    Annual Report to Security Holders
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
Interest Rate Risk Management and Sensitivity
The tables below list the notional amounts and weighted interest rates, as of December 31, 2023 and 2022, for derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including the Bank’s investment securities, loans, borrowings and placements, interest rate swaps, cross currency swaps and forward currency exchange agreements.

As of December 31, 2023:

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	157,376	255,863	287,160	152,097	129,716	29,156	—	1,011,368	1,009,206
Average fixed rate	4.04%	4.75%	3.54%	4.57%	4.89%	5.36%	—	4.30%

Loans at amortized cost
Fixed rate
U.S. Dollars	3,643,101	81,553	46,826	21,148	18,599	4,811	—	3,816,038	3,852,586
Average fixed rate	7..87%	7.29%	6.74%	6.17%	6.17%	6.00%		7.83%
Mexican Peso	10,978	1,469	—	—	—	—	—	12,447	12,374
Average fixed rate	13.55%	12.75%	—	—	—	—	—	13.45%
Floating rate
U.S. Dollars	949,962	840,737	729,704	236,641	128,829	159,730	—	3,045,603	3,077,974
Average floating rate	8.04%	8.63%	9.21%	9.61%	9.91%	9.88%	—	8.78%
Mexican Peso	127,881	104,449	2,592	7,927	37,816	10,453	—	291,118	293,790
Average floating rate	14.01%	13.64%	14.75%	13.96%	14.42%	13.41%	—	13.91%
Euro Dollar	1,840	4,094	5,502	10,056	8,869	—	—	30,361	30,705
Average floating rate	8.49%	8.24%	7.65%	6.88%	6.22%	—	—	7.11%

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)

LIABILITIES:
Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,134,356	446,586	20,378	30,000	15,995	—	—	1,647,315	1,634,838
Average fixed rate	5.48%	2.71%	5.79%	5.81%	5.85%	—	—	4.74%
Mexican Peso	—	240,800	6,185	244,181	88,350	27,977	—	607,493	607,164
Average fixed rate	—	6.96%	6.50%	9.40%	9.75%	10.78%	—	8.52%
Euro Dollar	54,898	11,040	11,040	11,040	—	—	—	88,018	87,712
Average fixed rate	3.77%	0.90%	0.90%	0.90%	—	—	—	2.69%
Japanese Yen	35,460	7,092	35,703	21,203	—	14,184	—	113,642	113,193
Average fixed rate	0.47%	0.77%	1.19%	1.10%	—	1.27%	—	0.93%
Australian Dollar	17,038	—	—	—	—	10,248	—	27,286	27,262
Average fixed rate	1.41%	—	—	—	—	6.79%	—	3.43%
Sterling Pound	—	—	—	4,716	—	—	—	4,716	4,493
Average fixed rate	—	—	—	1.50%	—	—	—	1.50%
Swiss Franc	11,889	—	—	—	—	—	—	11,889	11,507
Average fixed rate	0.35%	—	—	—	—	—	—	0.35%
Floating rate
U.S. Dollars	426,000	300,000	162,775	—	8,000	—	—	896,775	903,486
Average floating rate	6.22%	6.65%	6.77%	—	7.31%	—	—	6.48%
Mexican Peso	929,915	—	280,142	—	—	—	—	1,210,057	1,214,019
Average floating rate	12.05%	—	11.91%	—	—	—	—	12.01%
Euro Dollar	63,508	—	—	—	—	—	—	63,508	63,794
Average floating rate	4.55%	—	—	—	—	—	—	4.55%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	10,000	—	—	—	—	—	—	10,000	101
Average pay rate	3.55%	—	—	—	—	—	—
Average receive rate	5.48%	—	—	—	—	—	—
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	10,000	—	—	—	—	—	—	10,000	(519)
Average pay rate	5.59%	—	—	—	—	—	—
Average receive rate	7.75%	—	—	—	—	—	—
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	101,999	—	—	—	—	—	—	101,999	73
Average pay rate	5.96%	—	—	—	—	—	—
Average receive rate	5.87%	—	—	—	—	—	—
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	11,420	44,263	224,283	104,778	26,400	—	—	411,144	713
Average pay rate	6.24%	6.67%	6.38%	6.98%	6.36%	—	—
Average receive rate	5.89%	5.75%	5.44%	5.56%	5.35%	—	—
Mexican Peso fixed to floating	—	—	147,250	—	—	—	—	147,250	635
Average pay rate	—	—	12.39%	—	—	—	—
Average receive rate	—	—	9.20%	—	—	—	—
Interest Rate Swaps – Deposits
U.S. Dollars fixed to floating	301,000	6,000	—	—	—	—	—	307,000	3,564
Average pay rate	6.20%	6.57%	—	—	—	—	—
Average receive rate	6.14%	5.64%	—	—	—	—	—

Expected maturity date
	2024	2025	2026	2027	2028	There- after	Without maturity	Total 2023	Fair value 2023
($ Equivalent in thousands)

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Pay U.S. Dollars	879,436	206,496	323,322	125,742	89,232	53,811	—	1,678,039	0
U.S. Dollars fixed rate	4.54%	2.25%	3.05%	2.12%	4.82%	4.32%	—
U.S. Dollars floating rate	6.27%	—	7.08%	6.73%	—	7.80%	—
Receive Mexican Peso	760,344	240,606	286,325	102,317	88,350	27,977	—	1,505,919	135,849
Mexican Peso fixed rate	—	6.97%	6.50%	9.20%	9.28%	10.78%	—
Mexican Peso floating rate	12.10%	—	11.87%	—	—	—	—
Receive Euro Dollar	88,320	11,040	11,040	11,040	—	—	—	121,440	(15,314)
Euro Dollar fixed rate	3.75%	0.90%	0.90%	0.90%	—	—	—
Receive Japanese Yen	35,500	7,100	35,642	21,300	—	14,200	—	113,742	(13,639)
Japanese Yen fixed rate	0.52%	0.77%	1.15%	1.10%	—	1.27%	—
Receive Australian Dollar	17,037	—	—	—	—	10,222	—	27,259	(1,788)
Australian Dollar fixed rate	1.41%	—	—	—	—	6.81%	—
Receive Sterling Pound	—	—	—	4,716	—	—	—	4,716	(396)
Sterling Pound fixed rate	—	—	—	1.50%	—	—	—
Receive Swiss Franc	11,889	—	—	—	—	—	—	11,889	1,262
Swiss Franc fixed rate	0.35%	—	—	—	—	—	—

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Mexican Peso/ Pay U.S. Dollars	11,192	—	—	—	—	—	—	11,192	(12)
Average exchange rate	16.97%	—	—	—	—	—	—
(1)Borrowings and placements include Repos, short and long-term borrowings and debt, gross of prepaid commissions.
As of December 31, 2022:

Expected maturity date
	2023	2024	2025	2026	2027	There- after	Without maturity	Total 2022	Fair value 2022
($ Equivalent in thousands)
ASSETS:
Securities and other financial assets
Fixed rate
U.S. Dollars	300,638	242,201	246,183	216,055	6,889	7,977	—	1,019,943	973,526
Average fixed rate	3.85%	4.36%	4.65%	3.45%	3.08%	6.86%	—	4.10%

Loans at amortized cost
Fixed rate
U.S. Dollars	3,518,614	134,253	50,731	22,310	21,148	23,410	—	3,770,466	3,774,749
Average fixed rate	6.25%	5.08%	6.05%	6.34%	6.37%	7.18%	—	6.21%
Mexican Peso	51,824	3,514	1,279	—	—	—	—	56,617	57,244
Average fixed rate	13.01%	12.75%	12.75%	—	—	—	—	12.99%
Floating rate
U.S. Dollars	1,076,150	545,908	412,643	422,075	139,106	93,712	—	2,689,594	2,705,466
Average floating rate	7.09%	7.30%	7.82%	8.28%	8.41%	9.02%	—	7.56%
Mexican Peso	53,032	32,015	103,240	23,690	16,165	18,201	—	246,343	248,193
Average floating rate	13.58%	13.13%	12.69%	13.66%	13.39%	12.43%	—	13.06%

LIABILITIES:

Borrowings and Placements (1)
Fixed rate
U.S. Dollars	1,632,403	181,626	400,000	—	30,000	—	—	2,244,029	2,213,397
Average fixed rate	4.19%	2.20%	2.38%	—	5.81	—	—	3.73%
Mexican Peso	—	—	209,908	5,385	211,590	—	—	426,883	415,993
Average fixed rate	—	—	6.96%	6.50%	9.45%	—	—	8.19%
Euro Dollar	26,754	52,237	10,702	10,701	10,701	—	—	111,095	109,729
Average fixed rate	0.23%	3.84%	0.90%	0.90%	0.90%	—	—	2.12%
Japanese Yen	196,245	38,180	7,636	15,425	—	15,272	—	272,758	272,647
Average fixed rate	1.05%	0.47%	0.77%	0.95%	—	1.27%	—	0.97%
Australian Dollar	—	17,026	—	—	—	9,942	—	26,968	26,344
Average fixed rate	—	1.41%	—	—	—	7.00%	—	3.47%
Sterling Pound	—	—	—	—	4,464	—	—	4,464	3,888
Average fixed rate	—	—	—	—	1.50%	—	—	1.50%
Swiss Franc	—	10,820	—	—	—	—	—	10,820	10,467
Average fixed rate	—	0.35%	—	—	—	—	—	0.35%
Floating rate
U.S. Dollars	267,500	75,000	300,000	162,775	—	—	—	805,275	811,369
Average floating rate	5.49%	4.96%	5.00%	5.60%	—	—	—	5.28%
Mexican Peso	452,751	307,644	—	64,419	—	—	—	824,814	826,566
Average floating rate	11.48%	10.55%	—	10.61	—	—	—	11.07%

INTEREST RATE SWAPS:
Interest Rate Swaps – Investment Securities
U.S. Dollars fixed to floating	—	10,000	—	—	—	—	—	10,000	178
Average pay rate	—	4.52%	—	—	—	—	—	4.52%
Average receive rate	—	3.55%	—	—	—	—	—	3.55%
Interest Rate Swaps – Loans
U.S. Dollars fixed to floating	145,512	10,000	—	—	—	—	—	155,512	409
Average pay rate	3.63%	5.59%	—	—	—	—	—	4.61%
Average receive rate	6.07%	6.29%	—	—	—	—	—	6.18%
Interest Rate Swaps – Borrowings
U.S. Dollars fixed to floating	55,000	—	—	—	—	—	—	55,000	21
Average pay rate	5.40%	—	—	—	—	—	—	5.40%
Average receive rate	5.70%	—	—	—	—	—	—	5.70%
Interest Rate Swaps – Issuances
U.S. Dollars fixed to floating	20,000	—	—	—	128,000	—	—	148,000	148
Average pay rate	3.60%	—	—	—	9.20%	—	—	6.40%
Average receive rate	5.60%	—	—	—	9.20%	—	—	7.40%

CROSS CURRENCY SWAPS:
Cross Currency Swaps
Receive U.S. Dollars	1,937	—	—	—	—	—	—	1,937	0
U.S. Dollars fixed rate	—	—	—	—	—	—	—	—
U.S. Dollars floating rate	8.35%	—	—	—	—	—	—	8.35%
Pay U.S. Dollars	388,035	328,442	226,108	99,253	92,366	39,429	—	1,173,633	0
U.S. Dollars fixed rate	4.22%	2.14%	2.19%	2.43%	2.05%	2.75%	—	2.63%
U.S. Dollars floating rate	—	5.90%	—	—	4.19%	5.85%	—	5.31%
Receive Mexican Peso	364,088	217,940	209,479	69,803	89,081	—	—	950,391	44,954
Mexican Peso fixed rate	11.64%	—	6.97%	6.50%	9.20%	—	—	8.57%
Mexican Peso floating rate	12.02%	8.90%	8.21%	—	—	—	—	9.71%
Pay Mexican Peso	1,827	—	—	—	—	—	—	1,827	133
Mexican Peso floating rate	14.10%	—	—	—	—	—	—	14.10%
Receive Euro Dollar	26,754	53,508	10,701	10,701	—	10,701	—	112,365	(23,177)

Euro Dollar fixed rate	0.23%	3.75%	0.90%	0.90%	—	0.90%	—	1.33%
Receive Japanese Yen	—	30,544	15,272	15,425	—	15,271	—	76,512	(6,961)
Japanese Yen fixed rate	—	0.42%	0.75%	0.95%	—	1.27%	—	0.84%
Receive Australian Dollar	—	17,026	—	—	—	10,216	—	27,242	(2,013)
Australian Dollar fixed rate	—	1.41%	—	—	—	6.81%	—	4.11%
Receive Sterling Pound	—	—	—	—	4,464	—	—	4,464	(656)
Sterling Pound fixed rate	—	—	—	—	1.50%	—	—	1.50%
Receive Swiss Franc	—	—	10,800	—	—	—	—	10,800	311
Swiss Franc fixed rate	—	—	0.35%	—	—	—	—	0.35%

FORWARD CURRENCY EXCHANGE AGREEMENTS:
Receive Japanese Yen/ Pay U.S. Dollars	180,639	—	—	—	—	—	—	180,639	21,883
Average exchange rate	143.53	—	—	—	—	—	—	143.53
Receive Euro Dollar/ Pay U.S. Dollars	8,533	—	—	—	—	—	—	8,533	37
Average exchange rate	1.065	—	—	—	—	—	—	1.065
Receive U.S. Dollars/ Pay Brazilian Reales	194	—	—	—	—	—	—	194	(2)
Average exchange rate	5.38	—	—	—	—	—	—	5.38
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
Most of the Bank’s assets and most of its liabilities are denominated in U.S. dollars and, therefore, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. As of December 31, 2023, the Bank had an equivalent of $337 million in non-U.S. dollar financial assets and $336 million of non-U.S. dollar financial liabilities, reflecting a net currency position of $0.7 million. Most of this net currency position came from the Bank’s Mexican pesos loan book, which as of December 31, 2023 amounted to the equivalent of $305 million, mostly funded with liabilities denominated in the same currency. The rest of the open position is hedged with derivatives in order to avoid any currency mismatch.
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

The table below lists the carrying amount and fair value of the Investment Portfolio and the interest rate swaps associated with this portfolio as of the dates below:

	As of December 31, 2023		As of December 31, 2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in $ thousands)
INVESTMENT SECURITIES
Securities at amortized cost (1)	1,010,266	997,341	945,260	895,154
Securities at FVOCI	11,865	11,865	78,372	78,372
Interest rate swaps (2)	10,000	101	10,000	178
(1)As of December 31, 2023 and 2022, the carrying value of securities at amortized cost is net of accrued interest receivable of $12.4 million and $11.2 million, and the allowance for expected credit losses of $1.6 million and $8.0 million, respectively.
(2)As of December 31, 2023 and 2022, includes interest rate swaps that applies for hedge accounting.
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
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the effectiveness of the Bank’s disclosure controls and procedures as of December 31, 2023, and concluded that they were effective as of December 31, 2023.
b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Management, with the participation and supervision of the Bank’s CEO and CFO, has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2023. Such evaluation included (i) the documentation and understanding of the Bank’s internal control over financial reporting and (ii) a test of the design and the operating effectiveness of internal controls over financial reporting. This evaluation was the basis of management’s conclusions.
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
Based on the assessment and criteria described above, the Bank’s management concluded that, as of December 31, 2023, the Bank’s internal control over financial reporting was effective.
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
Opinion on Internal Control Over Financial Reporting
We have audited Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries' (the Bank) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 25, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG
Panama City, Republic of Panama
April 25, 2024
d) Changes in Internal Control over Financial Reporting
There has been no change in the Bank’s internal control over financial reporting during the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has determined that at least one member of the Audit Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rule No. 05-2011, as amended by Rule No. 05-2014, of the Superintendency of Banks. As of April 16, 2024, the Audit Committee’s financial expert was Mr. Fausto de Andrade Ribeiro. Mr. Ribeiro was independent as defined by the NYSE Listed Company Manual and Item 407 of Regulation S-K.
See Item 6.A., “Directors and Executive Officers.”
Item 16B.    Code of Ethics
The Bank has adopted a Code of Ethics that applies to the Bank’s principal executive officer, principal financial officer and principal accounting officer and was amended in April of 2023 and approved by the Board of Directors in its meetings held on April 25, 2023, without material-substantive changes.
A copy of the Bank’s amended Code of Ethics was filed with the SEC as an Exhibit to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and may also be found on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
Item 16C.    Principal Accountant Fees and Services
The following table summarizes the fees paid and/or accrued by the Bank for audit services provided by KPMG, as well as fees paid by the Bank for audit-related services provided by KPMG for each of the last two fiscal years:

	As of December 31,
	2023	2022

Audit fees	$721,604	$677,892
Audit-related fees	192,600	181,900
Tax fees	48,860	45,800
All other fees	0	0
Total	$963,064	$905,592
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

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
The Bank’s insider trading policies are included in its Code of Ethics (as defined in Item 16B), amended in April of 2023 and approved by the Board of Directors in its meetings held on April 25, 2023.
A copy of the Bank’s amended Code of Ethics was filed with the SEC as an Exhibit to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and may also be found on the “Corporate Governance” section of the Bank’s website at https://www.bladex.com/en/governance (for purposes of Section 406 of the Sarbanes-Oxley Act of 2002).
Item 16K.    Cybersecurity
Risk Oversight and Governance
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
The Bank has defined a methodology that allows the identification, evaluation and management of cybersecurity risks and threats. This methodology consists of two fundamental pillars: risk profile and maturity model. The assessment provides a repeatable and measurable process over time, so that senior management can be informed of the risks and measures that must be adopted to manage cybersecurity.
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
The Bank's cybersecurity program was developed using a holistic approach, which covers both the technical and strategic measures. This framework is based on five fundamental pillars: Perimeter and Cloud Security, Service and Infrastructure Security, User Security, Third Party Security and Data Security. For all the pillars, the Bank has in place a group of next generation security platforms that help to maintain a strong cybersecurity level.
For the year ended December 31, 2023, Bladex has not been a victim of critical system failures, data loss or cyber-attacks.

PART III
Item 17.    Financial Statements
The Bank is providing the financial statements and related information specified in Item 18.
Item 18.    Financial Statements
List of Consolidated Financial Statements

Item 19.    Exhibits

List of Exhibits

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 97.1	Clawback Policy

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

/s/ Jorge Salas
Chief Executive Officer

April 25, 2024

EXHIBIT INDEX
Exhibit

Exhibit 1.1.	Amended and Restated Articles of Incorporation

Exhibit 1.2.	By-Laws

Exhibit 2.1.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit 8.1.	List of Subsidiaries

Exhibit 11.1	Code of Ethics

Exhibit 12.1.	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 12.2.	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a – 14(a) and 15d – 14(a)

Exhibit 13.1.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 13.2.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 97.1	Clawback Policy

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries
Consolidated Financial Statements
as of December 31, 2023
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
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries (the Bank) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2024 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

Assessment of the allowance for loan losses

As discussed in Notes 3.4 and 5 to the consolidated financial statements, the Bank’s allowance for loan losses (ALL) was $59.4 million as of December 31, 2023, of which $46.0 million related to the allowance for loan losses evaluated on a collective basis (collective ALL) and $13.4 million related to the allowance for loan losses evaluated on an individual basis (individual ALL). Fundamental to the Bank's ALL estimate are the customer credit risk rating and the country risk rating which the Bank assigns to each loan. These ratings are determined using models that incorporate judgmental inputs and assumptions including, for the customer credit risk rating model, quantitative and qualitative factors of customer's financial performance and conditions and, for the country risk rating model, future macroeconomic scenarios and related assumptions. The Bank applies a three-stage approach to measure ALL. Generally, loans are initially classified in stage 1. Subsequently, the customer credit and country risk ratings are used to assess whether there has been a significant increase in credit risk (SICR), stage 2, or when the financial asset is credit impaired, stage 3. The Bank calculates a collective ALL for loans in stages 1 and 2 and assesses expected credit losses (ECL) on an individual basis for loans in stage 3. Lifetime ECL is recorded when the Bank determines that there has been a SICR (stage 2) or when the financial asset is in default (stage 3); otherwise, a 12-month ECL is recorded (stage 1). The collective ALL is the product of multiplying the Bank's estimates of probability of default (PD), loss given default (LGD) and the exposure at default (EAD) of each loan. The Bank uses models to develop the PD and LGD, which are derived from internal historical default and loss experience adjusted for current conditions. The Bank calculates ECL on an individual basis based on the expected cash flows which consider the possible recovery scenarios including the related collateral valuation when applicable.

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

The following are the primary procedures we performed to address this critical audit matter:

–We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's collective and individual ALL estimates. These included controls relating to: (i) model validation related to PD, LGD and collective ALL models, including the historical observation periods; (ii) review and approval of significant assumptions and judgments used by the Bank to determine customer credit and country risk ratings; (iii) data inputs for the collective and individual ALL models, including those used to determine customer credit and country risk ratings, including technology controls over the sources of data and the transfer of information through certain application systems and their processing.

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
April 25, 2024

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of financial position
December 31, 2023
(In thousands of US dollars)

	Notes	2023	2022

Assets
Cash and due from banks	5,7,8	2,047,452	1,241,586

Securities, net	5,7,9	1,022,131	1,023,632

Loans, net	5,7,10	7,220,520	6,760,434

Customers' liabilities under acceptances	5,7	261,428	163,345
Derivative financial instruments - assets	5,7,13	157,267	68,159
Equipment and leasehold improvements, net	15	16,794	17,282
Intangibles, net	16	2,605	2,104
Other assets	17	15,595	7,368
Total assets		10,743,792	9,283,910

Liabilities and Equity
Liabilities:
Demand deposits		510,195	233,757
Time deposits		3,897,954	2,956,959
	5,7,18	4,408,149	3,190,716
Interest payable		42,876	14,670
Total deposits		4,451,025	3,205,386

Securities sold under repurchase agreements	5,7,9,19	310,197	300,498
Borrowings and debt, net	7,20	4,351,988	4,416,511
Interest payable		49,217	47,878

Lease liabilities	21	16,707	16,745
Acceptances outstanding	5,7	261,428	163,345
Derivative financial instruments - liabilities	5,7,13	40,613	33,761
Allowance for losses on loan commitments and financial guarantee contract	5,7	5,059	3,628
Other liabilities	22	53,734	26,811
Total liabilities		9,539,968	8,214,563

Equity:
Common stock	24	279,980	279,980
Treasury stock	24	(110,174)	(114,097)
Additional paid-in capital in excess of value assigned to common stock	24	122,046	120,498
Capital reserves	32	95,210	95,210
Regulatory reserves	32	136,019	136,019
Retained earnings		673,281	543,612
Other comprehensive income (loss)	25	7,462	8,125
Total equity		1,203,824	1,069,347
Total liabilities and equity		10,743,792	9,283,910
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of profit or loss
For the year ended December 31, 2023
(In thousands of US dollars, except per share data and number of shares)

	Notes	2023	2022	2021
Interest income:
Deposits		80,622	18,836	1,186
Securities		32,426	24,000	9,939
Loans		566,212	289,785	129,758
Total interest income	27	679,260	332,621	140,883
Interest expense:
Deposits		(217,042)	(66,044)	(12,846)
Securities sold under repurchase agreements	19	(9,232)	(7,340)	(956)
Borrowings and debt		(219,219)	(110,647)	(39,489)
Lease liabilities	21	(584)	(579)	(810)
Total interest expense	27	(446,077)	(184,610)	(54,101)

Net interest income		233,183	148,011	86,782

Other income (expense):
Fees and commissions, net	26	32,519	19,791	18,298
Loss on financial instruments, net	12	(45)	(1,410)	(1,296)
Other income, net		462	280	422
Total other income, net	27	32,936	18,661	17,424

Total revenues		266,119	166,672	104,206

Provision for credit losses	5,27	(27,463)	(19,521)	(2,328)
Gain on non-financial assets, net	14,27	—	—	742

Operating expenses:
Salaries and other employee expenses	29	(47,232)	(34,219)	(21,652)
Depreciation of equipment, improvements to leased property and investment property	15	(2,280)	(2,154)	(2,749)
Amortization of intangible assets	16	(814)	(561)	(742)
Other expenses	30	(22,172)	(18,177)	(14,780)
Total operating expenses	27	(72,498)	(55,111)	(39,923)
Profit for the year		166,158	92,040	62,697

Per share data:
Basic earnings per share (in US dollars)	23	4.55	2.54	1.62
Weighted average basic shares (in thousands of shares)	23	36,481	36,304	38,796
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of comprehensive income
For the year ended December 31, 2023
(In thousands of US dollars)

	Note	2023	2022	2021
Profit for the year		166,158	92,040	62,697

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	25	286	19,613	(12,252)
Reclassification of gains (losses) on financial instruments to profit or loss	25	(949)	60	48
Exchange difference in conversion of foreign currency operation	25	—	—	448

Other comprehensive income (loss)	25	(663)	19,673	(11,756)

Total comprehensive income for the year		165,495	111,713	50,941
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of changes in equity
For the year ended December 31, 2023
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balance at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920

Profit for the year	—	—	—	—	—	62,697	—	62,697
Other comprehensive income	—	—	—	—	—	—	(11,756)	(11,756)
Issuance of restricted stock	—	1,391	(1,391)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,908	—	—	—	—	1,908
Exercised options and stock units vested	—	888	(888)	—	—	—	—	—
Repurchase of "Class E" common stock	—	(60,079)	—	—	—	—	—	(60,079)
Dividends declared	—	—	—	—	—	(38,900)	—	(38,900)
Balances at December 31, 2021	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790

Profit for the year	—	—	—	—	—	92,040	—	92,040
Other comprehensive income	—	—	—	—	—	—	19,673	19,673
Issuance of restricted stock	—	1,039	(1,039)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	2,157	—	—	—	—	2,157
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,313)	—	(36,313)
Balances at December 31, 2022	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347

Profit for the year	—	—	—	—	—	166,158	—	166,158
Other comprehensive income	—	—	—	—	—	—	(663)	(663)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	5,471	—	—	—	—	5,471
Exercised options and stock units vested	—	2,775	(2,775)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(36,489)	—	(36,489)
Balances at December 31, 2023	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	1,203,824
The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Consolidated statement of cash flows
For the year ended December 31, 2023
(In thousands of US dollars)

	Notes	2023	2022	2021
Cash flows from operating activities
Profit for the year		166,158	92,040	62,697
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation of equipment, improvements to leased property and investment property	15	2,280	2,154	2,749
Amortization of intangible assets	16	814	561	742
Gain on investment property - Right-of-use	14	—	—	(742)
Gain on remeasurement - Lease liability		(36)	—	—
Provision for credit losses	5	27,463	19,521	2,328
Unrealized gain on financial instruments at FVTPL	12	—	—	(227)
Realized gain on financial instruments at FVTPL	12	—	(510)	—
Net gain on financial instruments at FVOCI	12	—	—	(14)
Loss (gain) on sale of financial instruments at amortized cost	12	3,858	—	(333)
Compensation cost - share-based payment	29	5,471	2,157	1,908
Net changes in hedging position and foreign currency		37,894	719	(428)
Disposal of equipment and leasehold improvements	15	3	6	255
Derecognition of intangible assets	16	20	—	—
Interest income		(679,260)	(332,621)	(140,883)
Interest expense		446,077	184,610	54,101
Changes in operating assets and liabilities:
Pledged deposits		(9,734)	(8,599)	(24,248)
Loans		(406,064)	(1,053,888)	(821,531)
Other assets		(7,376)	1,709	(1,705)
Due to depositors		1,217,433	154,488	(102,672)
Other liabilities		26,691	12,284	(4,677)
Cash flows provided by (used in) operating activities		831,692	(925,369)	(972,680)
Interest received		642,862	296,131	154,293
Interest paid		(412,440)	(140,415)	(53,327)
Net cash provided by (used in) operating activities		1,062,114	(769,653)	(871,714)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	15	(761)	(1,651)	(453)
Acquisition of intangible assets	16	(1,335)	(1,070)	(353)
Proceeds from the sale of securities at amortized cost		59,432	—	16,369
Proceeds from the sale of securities at FVOCI		—	—	33,492
Proceeds from the sale of loans to FVTPL		—	49,681	—
Proceeds from the redemption of securities at amortized cost		298,429	132,524	123,302
Proceeds from the redemption of securities at FVOCI		78,600	112,840	10,000
Purchase of securities at amortized cost		(435,321)	(458,983)	(618,440)
Purchase of securities at FVOCI		(11,811)	—	(9,999)
Net cash used in investing activities		(12,767)	(166,659)	(446,082)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements		9,699	(127,000)	416,835
Net (decrease) increase in short-term borrowings and debt	20	(500,650)	579,065	1,196,710
Proceeds from long-term borrowings and debt	20	496,342	1,038,110	266,640
Payments of long-term borrowings and debt	20	(221,306)	(536,792)	(97,520)
Payments of lease liabilities	21	(1,032)	(995)	(1,227)
Dividends paid		(36,268)	(36,141)	(38,570)
Repurchase of common stock		—	—	(60,079)
Net cash (used in) provided by financing activities		(253,215)	916,247	1,682,789

Increase (decrease) net in cash and cash equivalents		796,132	(20,065)	364,993
Cash and cash equivalents at beginning of the year		1,190,936	1,211,001	846,008
Cash and cash equivalents at end of the year	8	1,987,068	1,190,936	1,211,001

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
These consolidated financial statements were authorized for issue by the Board of Directors on February 20 2024.

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
3.    Material accounting policies
Material accounting policies applied consistently by the Bank to all years presented in these consolidated financial statements, are presented as follows.
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

3.    Material accounting policies (continued)
3.2    Interest (continued)
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
Methodology for calculation of interest income and expense
The effective interest rate is calculated on initial recognition for financial instruments measured at either amortized cost or fair value through other comprehensive income. In calculating interest income and expense, the effective interest rate is applied to the gross book balance of the financial instrument, when the asset is not credit-impaired, or to the amortized cost of the liability. The effective interest rate is revised as a result of periodic re-estimation of cash flows of floating-rate instruments to reflect movements in market interest rates.
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

3.    Material accounting policies (continued)
3.3    Fees and commissions (continued)
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
Commitments
Firm commitments to provide future credits operations which may be subject to compliance and acceptance of certain previously agreed terms and conditions and the signing of the contract between the parties.

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

3.    Material accounting policies (continued)
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
A financial instrument will be classified at FVTPL as long as, the characteristics of its contractual cash flows or according to its business model, will result on classification it at amortized cost or at FVOCI.
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

3.    Material accounting policies (continued)
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
As of December 31, 2023, the Bank has adopted two new business models for the loan classification, which consist on the origination and acquisition of loans for trading and loans at fair value with changes in other comprehensive income.
-    Loans for trading: Loans that are originated or purchased with the objective of generating cash flows through their sale in the short term.
-    Loans at fair value through other comprehensive income: Loans whose objective is to generate cash flows through the collection of principal and interest and the sale of such assets, with fair value being a key element in the management of these assets. Additionally, the characteristics of its contractual flows substantially represent a 'basic financing agreement'.
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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
During 2023 the Bank adopted two new business models for the loan portfolio, which did not lead to reclassifications. For 2022, no new business models were identified. Changes in contractual cash flows are considered under the accounting policies on derecognition and modification of financial assets and liabilities.
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
-    The Bank retains the right to receive cash flows from the asset but has assumed an obligation to pay the received cash flows in full without significant delay to a third party under a ‘pass–through’ arrangement.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)

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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)

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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

3.    Material accounting policies (continued)
3.4    Financial assets and liabilities (continued)
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

3.    Material accounting policies (continued)
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
i)    Hedge accounting relationship
As the Bank enters into a hedge accounting relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rationale, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried out by the Bank as the underlying of the hedging instrument matches or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment, whether qualitative or quantitative, considers the following: a) maturity; b) notional amount; c) cash flow dates; d) currency; and e) interest rate basis.
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

3.    Material accounting policies (continued)
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
3.7    Loans
Loans reported in the consolidated statement of financial position include loans at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
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
-    Debt instruments measured at FVOCI; these are initially measured at fair value plus incremental transaction costs, and subsequently their fair value is remeasured on a recurring basis, with such adjustment recognized in other comprehensive income, except for those designated as hedged items in relationships that qualify as fair value hedges where the portion attributable to the hedged risk is recognized in profit or loss.
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
Credit commitments
Commitments to extend credit are binding legal agreements to lend to customers as long as the preceding conditions stipulated by the Bank are fulfilled. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
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
The details of the lease policy are described as follows:
A.    Definition of a lease
The Bank determines at the beginning of the contract if an agreement is or contains a lease. The Bank assesses if a contract is or contains a lease based on the definition of a lease.
B.    As a lessee
The Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are presented in the consolidated statement of financial position. Lease liabilities are measured at the present value of the lease payments, discounted at the Bank's internal funding cost rate, for the weighted average term of the contract.
The right-of-use asset is recognized at cost from the initial measurement of lease liabilities, adjusted for any prepayment, incremental cost, dismantling cost and accumulated depreciation. Subsequently, it is depreciated using the straight-line method from the inception date until the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses, if applicable, and is adjusted for certain new measurements of the lease liability. The Bank presents its right of use assets in the line item of equipment and leasehold improvements, net and the liability as lease liabilities, both in the consolidated statement of financial position.
C.    As a sublessor

Sub-leases of assets for rights of use are classified as operating leases. The subleased portion is classified as investment property, which is subsequently measured by applying the cost model. Lease income is recognized in profit or loss in the period in which it is earned.
The Bank applies the service fulfillment to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)
3.11    Leases (continued)
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

3.    Material accounting policies (continued)
3.13    Investment property (continued)
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

3.    Material accounting policies (continued)
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

3.    Material accounting policies (continued)
3.20    Taxes (continued)
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

3.    Material accounting policies (continued)
3.21    Segment reporting (continued)
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
Significant estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.    Material accounting policies (continued)

3.22    Judgments, estimates and significant accounting assumptions (continued)
i.    Significant increase in credit risk
For the financial assets in stage 1, ECL are measured as an allowance equal to 12-month ECL and lifetime ECL on stage 2 or stage 3 assets. An asset moves to stage 2 or stage 3 when its credit risk has increased significantly since initial recognition. In assessing whether the credit risk of an asset has significantly increased, the Bank takes into account reasonable and supportable forward-looking qualitative and quantitative information.
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

3.    Material accounting policies (continued)
3.22    Judgments, estimates and significant accounting assumptions (continued)
B.    Estimates and assumptions
The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a significant adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Bank based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.
Going concern
The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Therefore, the consolidated financial statements continue to be prepared on a going concern basis.
3.23 Material accounting policy information
The Bank has adopted the Amendments to IAS 1 Presentation of Financial Statements — Disclosure of Accounting Policies from January 1st, 2023 and change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘significant accounting policy information’. Accounting policy information is significant if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. This amendment did not have an impact on the Bank’s consolidated financial statements.
4. Accounting policies not yet effective at the reporting date
The following amendments and modifications have not been applied early by the Bank and its' adoption will not have a significant effect on the reporting entity's financial position, results of operations or on their disclosures:
–Classification of Liabilities as Current or Non-current (Amendments to IAS 1): The amendments clarify that the classification of liabilities as current and non-current interacts with an unconditional right to defer settlement relative to having the discretion to refinance or extend an obligation. A clarification of liquidation is included. The amendments are effective for annual periods beginning on or after January 1, 2024.
–Lease Liability in a Sale and Leaseback (Amendments to IFRS 16): The amendments clarify how a seller-lessee accounts for variable lease payments arising in a sale and leaseback transaction. The amendments introduce a new accounting model for variable payments and will require seller-lessees to reassess and potentially restate sale-leaseback transactions. The amendments are effective for annual periods beginning on or after January 1, 2024.
–Supplier financing arrangements - IFRS 7: The amendments introduce two new disclosure objectives, one in IAS 7 and another in IFRS 7, for a company to provide information about its financing arrangements with suppliers that allows users (investors ) evaluate the effects of these agreements on the company's liabilities and cash flows, as well as the company's exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024.
–Lack of Exchangeability - Amendments to IAS 21: The amendments require entities to apply a consistent approach to determining whether one currency is exchangeable for another and the spot exchange rate to use when it is not. When an entity cannot obtain the exchange rate from one currency to another from its official or market data sources, it shall estimate the spot exchange rate on that date. The amendments are effective for annual periods beginning on or after January 1, 2025.

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
Loans at amortized cost, outstanding balance

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157

	December 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,864,686	—	—	2,864,686
Grades 5 - 6	0.75 - 3.80	3,645,901	50,625	—	3,696,526
Grades 7 - 8	3.81 - 34.51	123,603	48,098	20,000	191,701
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,634,190	98,723	30,107	6,763,020
Loss allowance		(28,589)	(5,050)	(21,561)	(55,200)
Total		6,605,601	93,673	8,546	6,707,820

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	457,901	—	—	457,901
Grades 5 - 6	0.75 - 3.80	416,786	24,996	—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550	—	164,023
		1,035,160	28,546	—	1,063,706

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—	—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—	—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—	—	95,981
		261,428	—	—	261,428
		1,296,588	28,546	—	1,325,134
Loss allowance		(3,905)	(1,154)	—	(5,059)
Total		1,292,683	27,392	—	1,320,075

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	302,260	—	—	302,260
Grades 5 - 6	0.75 - 3.80	279,550	1,700	—	281,250
Grades 7 - 8	3.81 - 34.51	195,864	—	—	195,864
		777,674	1,700	—	779,374

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	34,258	—	—	34,258
Grades 5 - 6	0.75 - 3.80	19,782	—	—	19,782
Grades 7 - 8	3.81 - 34.51	109,305	—	—	109,305
		163,345	—	—	163,345
		941,019	1,700	—	942,719
Loss allowance		(3,605)	(23)	—	(3,628)
Total		937,414	1,677	—	939,091

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Securities at amortized cost

	December 31, 2023
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	736,139	—	—	736,139
Grades 5 - 6	0.75 - 3.80	154,248	46,589	—	200,837
Grades 7 - 8	3.81 - 34.51	—	—	4,995	4,995
		890,387	46,589	4,995	941,971
Loss allowance		(2,170)	(1,779)	(4,002)	(7,951)
Total		888,217	44,810	993	934,020
Securities at FVOCI

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,824	—	—	11,824
		11,824	—	—	11,824
Loss allowance		(1)	—	—	(1)
Total		11,823	—	—	11,823

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,972	—	—	77,972
		77,972	—	—	77,972
Loss allowance		(10)	—	—	(10)
Total		77,962	—	—	77,962

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Current	6,873,737	311,723	—	7,185,460
Past due	—	—	10,107	10,107
Total	6,873,737	311,723	10,107	7,195,567

	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Current	6,634,190	98,723	—	6,732,913
Defaulters	—	—	20,000	20,000
Past due	—	—	10,107	10,107
Total	6,634,190	98,723	30,107	6,763,020
The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

	December 31, 2022
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	368,711	483	(544)
Cross-currency swaps	1,175,570	45,806	(33,217)
Foreign exchange forwards	189,173	21,870	—
Total	1,733,454	68,159	(33,761)

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
The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of December 31, 2023, and 2022, the coverage ratio to the carrying amount of the loan portfolio was 16% and 12%.
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

		Variable
		GDP Growth (Var.% )		ComEx Growth Index (Var.% )
	Scenario	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	Base	2.1%	1.9%	2.5%	7.1%
Brazil	Upside	3.1%	2.9%	6.0%	10.6%
	Downside	0.7%	0.5%	-1.5%	3.1%
	Base	1.8%	1.7%	1.4%	3.1%
Chile	Upside	2.9%	2.8%	4.9%	6.6%
	Downside	0.6%	0.5%	-2.6%	-0.9%
	Base	2.4%	3.6%	0.2%	8.4%
Colombia	Upside	3.5%	4.7%	3.2%	11.4%
	Downside	1.1%	2.3%	-3.3%	4.9%
	Base	4.2%	4.8%	3.6%	5.8%
Dominican Republic	Upside	5.4%	6.0%	7.1%	9.3%
	Downside	2.9%	3.5%	-0.4%	1.8%
	Base	1.8%	2.6%	0.2%	5.7%
Ecuador	Upside	2.8%	3.6%	3.2%	8.7%
	Downside	0.3%	1.1%	-3.3%	2.2%
	Base	3.4%	3.5%	4.7%	5.8%
Guatemala	Upside	4.4%	4.5%	7.7%	8.8%
	Downside	2.2%	2.3%	1.2%	2.3%
	Base	2.4%	1.9%	4.9%	6.4%
Mexico	Upside	3.4%	2.9%	8.9%	10.4%
	Downside	1.2%	0.7%	0.4%	1.9%
	Base	2.3%	2.9%	2.7%	4.9%
Peru	Upside	3.3%	3.9%	6.2%	8.4%
	Downside	1.1%	1.7%	-1.3%	0.9%
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the year	(17,950)	(879)	—	(18,829)
New instruments originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(29)	29	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Transfer to credit-impaired financial instruments	(130)	—	130	—
Net effect of changes in allowance for expected credit losses	(1,718)	(10,146)	16,072	4,208
Financial instruments that have been derecognized during the year	(12,385)	(832)	—	(13,217)
New instruments originated or purchased	22,560	—	—	22,560
Write-offs	—	—	(893)	(893)
Recoveries	—	—	1,066	1,066
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200

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

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the year	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(160)	(39)	—	(199)
Financial instruments that have been derecognized during the year	(2,981)	(136)	—	(3,117)
New instruments originated or purchased	3,141	—	—	3,141
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the year	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Writte-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(46)	46	—	—
Transfer to credit-impaired financial instruments	(33)	—	33	—
Net effect of changes in allowance for expected credit losses	(13)	941	3,969	4,897
Financial instruments that have been derecognized during the year	(420)	—	—	(420)
New financial assets originated or purchased	892	792	—	1,684
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the year	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the year	(16)	—	—	(16)
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2023			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	15,313	(37)	1,741	—	17,017
Financial instruments that have been derecognized during the year	(18,829)	(2,824)	(1,292)	(11)	(22,956)
New financial assets originated or purchased	28,870	4,292	238	2	33,402
Total	25,354	1,431	687	(9)	27,463

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2022			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	4,208	(199)	4,897	—	8,906
Financial instruments that have been derecognized during the year	(13,217)	(3,117)	(420)	(16)	(16,770)
New financial assets originated or purchased	22,560	3,141	1,684	—	27,385
Total	13,551	(175)	6,161	(16)	19,521

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
December 31, 2021			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(2,477)	(54)	(20)	—	(2,551)
Financial instruments that have been derecognized during the year	(14,715)	(1,948)	(193)	(17)	(16,873)
New financial assets originated or purchased	17,343	2,901	1,508	—	21,752
Total	151	899	1,295	(17)	2,328

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
v.Credit-impaired financial assets
Financial instruments with credit-impaired are graded 8 to 10 in the Bank’s internal credit risk grading system.
The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
	2023	2022
Credit-impaired loans at beginning of year	21,561	5,186
Classified as credit-impaired during the year	—	130
Change in allowance for expected credit losses	6,181	14,606
Write-offs	(21,144)	(893)
Recoveries of amounts previously written off	—	1,066
Interest income	300	1,466
Credit-impaired loans at end of year	6,898	21,561

	December 31,
	2023	2022
Investments at amortized cost with credit impairment at beginning of year	4,002	—
Classified as credit-impaired during the year	—	33
Change in allowance for expected credit losses	1,249	3,717
Interest income	3	252
Write-offs	(5,254)	—
Investments at amortized cost with credit impairment at end of year	—	4,002

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
Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Carrying amount - principal	7,195,567	6,763,020	261,428	163,345	999,544	941,971	11,824	77,972
Amount committed/guaranteed	—	—	1,063,706	779,374	—	—	—	—

Concentration by sector
Corporations:
Private	3,192,357	2,553,193	727,379	409,139	582,877	543,381	—	24,773
State-owned	1,204,471	1,115,932	115,542	110,468	20,619	51,388	—	—
Financial institutions:
Private	2,248,150	2,245,385	97,381	120,614	311,870	250,975	—	—
State-owned	464,917	719,882	384,832	302,498	35,149	31,902	11,824	53,199
Sovereign	85,672	128,628	—	—	49,029	64,325	—	—
Total	7,195,567	6,763,020	1,325,134	942,719	999,544	941,971	11,824	77,972

Concentration by industry
Financial institutions	2,713,067	2,965,266	482,213	423,112	351,463	282,878	11,824	53,199
Manufacturing	1,702,514	1,341,453	464,433	293,659	346,140	339,914	—	14,898
Oil and petroleum derived products	1,330,526	1,244,491	106,518	104,426	95,144	77,553	—	9,875
Agricultural	239,498	317,037	22,546	3,854	—	—	—	—
Services	465,113	267,868	108,632	55,430	84,840	64,412	—	—
Mining	328,415	150,707	26,329	—	9,690	24,381	—	—
Sovereign	85,672	128,628	—	—	49,029	64,325	—	—
Other	330,762	347,570	114,463	62,238	63,238	88,508	—	—
Total	7,195,567	6,763,020	1,325,134	942,719	999,544	941,971	11,824	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Carrying amount - principal	7,195,567	6,763,020	261,428	163,345	999,544	941,971	11,824	77,972
Amount committed/guaranteed	—	—	1,063,706	779,374	—	—	—	—

Rating
1-4	2,893,562	2,864,685	621,339	336,519	913,524	736,139	11,824	77,972
5-6	3,918,848	3,696,527	443,791	301,031	86,020	200,837	—	—
7-8	373,050	191,701	260,004	305,169	—	4,995	—	—
10	10,107	10,107	—	—	—	—	—	—
Total	7,195,567	6,763,020	1,325,134	942,719	999,544	941,971	11,824	77,972

Concentration by country
Argentina	52,264	55,598	—	—	—	—	—	—
Australia	—	—	—	—	4,803	9,628	—	—
Belgium	14,223	25,362	—	—	—	—	—	—
Bolivia	—	—	4,270	3,759	—	—	—	—
Brazil	1,008,633	980,205	83,932	54,907	31,009	69,501	—	—
Canada	22,599	—	24,996	—	38,508	13,503	—	—
Chile	454,885	416,714	16,423	44,846	79,495	112,586	—	—
Colombia	938,897	702,409	67,545	54,333	23,837	54,484	—	—
Korea	—	—	—	—	1,839	—	—	—
Costa Rica	284,709	260,625	51,895	56,718	7,988	9,926	—	—
Denmark	—	—	—	11,880	—	—	—	—
Dominican Republic	637,199	579,918	157,986	27,534	4,705	4,828	—	—
Ecuador	190,628	110,466	259,597	305,168	—	—	—	—
El Salvador	82,500	30,032	—	—	—	—	—	—
France	27,454	126,929	96,249	66,906	—	—	—	—
Germany	—	—	15,000	10,000	14,750	—	—	—
Guatemala	704,012	745,837	100,227	67,456	—	—	—	—
Honduras	221,672	176,270	975	3,615	—	—	—	—
Hong Kong	15,000	2,800	—	—	—	—	—	—
Ireland	—	—	—	—	14,976	9,579	—	—
Israel	—	—	—	—	4,788	4,880	—	—
Italy	—	—	—	—	14,660	—	—	—
Jamaica	101,858	14,083	—	—	—	—	—	—
Japan	12,037	14,712	—	—	38,548	4,353	—	—
Luxembourg	89,833	114,557	—	—	—	—	—	—
Mexico	838,495	823,028	83,561	69,080	62,229	100,870	—	—
Netherlands	—	—	800	—	—	—	—	—
Norway	—	—	—	—	9,838	—	—	—
Panama	374,364	533,452	29,301	19,240	33,977	29,065	—	—
Paraguay	186,426	151,287	230	3,430	—	—	—	—
Peru	536,236	478,998	223,460	114,941	30,635	60,575	—	—
Singapore	145,807	152,208	7,057	24,333	—	—	—	—
Trinidad and Tobago	132,783	128,846	—	—	—	—	—	—
United States of America	74,139	53,463	—	3,349	539,727	458,193	—	43,464
United Kingdom	37,314	51,221	—	—	43,232	—	—	—
Uruguay	11,600	34,000	101,630	1,224	—	—	—	—
Multilateral	—	—	—	—	—	—	11,824	34,508
Total	7,195,567	6,763,020	1,325,134	942,719	999,544	941,971	11,824	77,972

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
a)Derivative financial instruments – assets

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

	December 31, 2022
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	68,159	—	68,159	—	(50,615)	17,544
Total	68,159	—	68,159	—	(50,615)	17,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

A.    Credit risk (continued)
b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

	December 31, 2022
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(300,498)	—	(300,498)	791,956	22,947	514,405

Derivative financial instruments used for hedging at FVTPL	(33,761)	—	(33,761)	—	17,702	(16,059)
Total	(334,259)	—	(334,259)	791,956	40,649	498,346

B.Liquidity risk
i.Exposure to liquidity risk
The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.Liquidity risk (continued)
The following table details the Bank’s liquidity ratios:

	December 31,
	2023	2022
At the end of the year	205.8%	167.5%
Year average	177.2%	132.6%
Maximum of the year	357.0%	276.9%
Minimun of the year	111.5%	81.2%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2023			December 31, 2022
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,904	—	1,904	1,151	43	1,194
Latin America	7	—	7	15	—	15
Other countries	1	—	1	—	—	—
Multilateral	75	12	87	25	35	60
Total	1,987	12	1,999	1,191	78	1,269
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2023	2022
(in millions of USD dollars)
Demand and "overnight" deposits	748	583
Demand and "overnight" deposits to total deposits	17.0%	18.3%
The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
(in millions of USD dollars)	2023	2022
Total liquid assets	1,999	1,269
Total assets to total liabilities	45.4%	39.8%
Total liquid assets in the Federal Reserve of the United States of America	94.3%	90.2%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a material portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of USD dollars)	2023	2022
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	4,087	4,008
Average term (days)	197	200
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of USD dollars)	2023	2022
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,119	3,775
Average term (days)	1381	1367

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

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—	—	—	2,048,021	2,047,452
Securities	10,992	89,836	110,816	886,944	32,117	1,130,705	1,022,131
Loans	1,935,474	1,775,280	1,524,298	2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983	90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097	3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)	(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—	—	—	(317,951)	(310,197)
Borrowings and debt	(856,466)	(746,314)	(989,680)	(2,167,620)	(59,762)	(4,819,842)	(4,401,205)
Lease liabilities	(284)	(286)	(572)	(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)	(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994	1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345	16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,192	15,000	—	490,626
Credit commitments	20,000	39,497	37,545	130,430	—	227,472
Total	481,378	183,256	237,082	161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)	1,121,577	206,448	632,712

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,241,779	—	—	—	—	1,241,779	1,241,586
Securities	129,983	105,789	98,345	744,996	10,293	1,089,406	1,023,632
Loans	2,294,259	1,478,494	1,223,661	2,244,454	158,967	7,399,835	6,760,434
Derivative financial instruments - assets	4,216	10,831	14,015	39,097	—	68,159	68,159
Total	3,670,237	1,595,114	1,336,021	3,028,547	169,260	9,799,179	9,093,811

Liabilities
Deposits	(2,770,754)	(256,989)	(161,889)	(39,805)	—	(3,229,437)	(3,205,386)
Securities sold under repurchase agreements	(53,418)	(64,513)	(55,144)	(138,286)	—	(311,361)	(300,498)
Borrowings and debt	(776,584)	(895,531)	(934,288)	(2,212,704)	(41,523)	(4,860,630)	(4,464,389)
Lease liabilities	(384)	(384)	(738)	(5,769)	(13,771)	(21,046)	(16,745)
Derivative financial instruments - liabilities	(3,702)	(764)	(63)	(26,882)	(2,350)	(33,761)	(33,761)
Total	(3,604,842)	(1,218,181)	(1,152,122)	(2,423,446)	(57,644)	(8,456,235)	(8,020,779)

Subtotal net position	65,395	376,933	183,899	605,101	111,616	1,342,944	1,073,032

Off-balance sheet contingencies
Confirmed letters of credit	166,367	117,398	21,024	—	—	304,789
Stand-by letters of credit and guarantees	132,353	117,750	92,750	8,772	—	351,625
Credit commitments	—	13,102	32,906	76,952	—	122,960
Total	298,720	248,250	146,680	85,724	—	779,374
Total net position	(233,325)	128,683	37,219	519,377	111,616	563,570
The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross notional inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

B.    Liquidity risk (continued)
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
iii. Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2023		December 31, 2022
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,884,204	1,884,204	1,144,896	1,144,896
Cash and due from banks (1)	102,864	102,864	46,040	46,040
Total	1,987,068	1,987,068	1,190,936	1,190,936
(1)Excludes pledged deposits.
iv.    Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2023		December 31, 2022
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	60,384	1,987,066	50,650	1,190,936
Notional of investment securities	400,825	619,533	331,571	672,042
Loans at amortized cost	—	7,195,567	—	6,763,020
Total	461,209	9,802,166	382,221	8,625,998

The total financial assets recognized in the statement of financial position that had been pledged as collateral for liabilities as of December 31, 2023, and 2022, are shown in the table above. The nature of those financial assets is included in Note 5.A.ii

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk
The Bank manages market risk by considering the consolidated financial situation of the Bank. For the definition of market risk and information on how the Bank manages the market risks of non-trading portfolios, see Note 6.
i.    Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,233,700	—	—	—	—	7,886	1,241,586
Securities	112,736	114,815	82,666	701,749	7,977	—	1,019,943
Loans	2,956,268	2,531,067	1,007,343	240,949	27,393	—	6,763,020
Total	4,302,704	2,645,882	1,090,009	942,698	35,370	7,886	9,024,549

Liabilities
Demand deposits and time deposits	(2,746,776)	(250,299)	(153,862)	(35,082)	—	(4,697)	(3,190,716)
Securities sold under repurchase agreements	(52,164)	(62,968)	(53,740)	(131,626)	—	—	(300,498)
Borrowings and debt	(1,354,457)	(953,503)	(1,083,543)	(999,151)	(25,857)	—	(4,416,511)
Total	(4,153,397)	(1,266,770)	(1,291,145)	(1,165,859)	(25,857)	(4,697)	(7,907,725)

Net effect of derivative financial instruments held for interest risk management	476	41	2,145	12,215	(2,350)	—	12,527
Total interest rate sensitivity	149,783	1,379,153	(198,991)	(210,946)	7,163	3,189	1,129,351
Management of interest rate risk is complemented by monitoring the sensitivity of the Bank’s financial assets and liabilities to various standard interest rate scenarios. Standard scenarios that are considered on a monthly basis include a 50bps, 100bps and 200 bps parallel fall or rise in all yield curves which are assessed based on market conditions.
The Bank performs a sensitivity analysis to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetric movements in yield curves and a constant financial position to assess the effect on profit or loss.
Interest rate sensitivity analysis affect reported equity in the following ways:
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.    Financial risk review (continued)

C.    Market risk (continued)
Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.
The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199

December 31, 2022	+50 bps	4,559	2,904	676
	-50 bps	(4,629)	(1,808)	(206)
ii.    Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	December 31, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies(1)	Total
Exchange rate	4.85	1.10	141.00	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703

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
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound and Peruvian soles.

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
Risk Management Committees:
-    Operational Risk Committee.
-    Country Risk Committee.
-    Credit Committee (Management Credit Committee / Board of Director´s Delegated Credit Committee / CPER).
-    Management and Monitoring Committee.
-    Asset and Liability Committee (ALCO).
-    Technological Risk and Information Security Committee
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
Individually assessed reserves
The Bank individually assesses the appropriate reserves for certain material financial assets, by considering interest payment delays, credit rating downgrading or any breach of the original contractual terms. Factors considered when determining a reserve include the sustainability of the counterparty’s business plan, its ability to improve performance when facing a difficult financial situation, projected payments and expected results in the event of bankruptcy, the availability of other financial support, the realizable value of collateral, and the timing of expected cash flows. Impairment loss is assessed at each reporting date, unless unforeseen circumstances require special attention on other dates.
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
Management conducts periodic sensitivity analyses simulating market changes in interest rates to determine potential impacts on net interest income (both upward and downward). In addition, the Bank monitors the DV01 limit, for which a parallel 1-base point shock is applied to the interest rate curve and assesses if there is any impact on equity. At the same time, the Bank's Management measures equity sensitivity following the methodology described by the Basel Banking Supervision Committee (Basel III) to measure the interest rate risk implicit in the notional value.
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
To counter the risk arising from cyber attacks, the Bank maintains a comprehensive monitoring program of the main attack vectors: emails and end-user devices, as well as the continuous frequency of scans and vulnerability management. To address the risks arising under the hybrid model, the Bank maintains security platforms that provide an adequate level of protection, in order to keep the same security posture, regardless of the physical location of the employees. Additionally, for the risk related to cyber-resilience, the Bank continuously executes internal and external penetration tests in order to have the ability to respond, resist and/or recover from cyber attacks or incidents.
The Bank's Information Security Officer is responsible for ensuring compliance with policies and procedures by anyone with access to the Bank’s systems. The Bank also commits to independent third-party reviews of its cybersecurity program. The Bank's cybersecurity program has been developed with a holistic approach, allowing the Bank to encompass both technical and strategic measures in a single framework. This program is based on five fundamental pillars: Perimeter Security, Services and Infrastructure Security, User Security, Data Security, and Security in service providers.

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
A.    Measured at fair value
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
A.    Measured at fair value (continued)
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
The fair value adjustments applied by the Bank to its derivative carrying amounts include credit valuation adjustments ("Credit and Debit Value Adjustment" CVA / DVA), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap interest rate curves. Because not all counterparties have the same credit rating, valuation adjustments are necessary to incorporate the market view of both the counterparty's credit risk and the Bank's own credit risk.
Own-credit and counterparty (DVA and CVA) is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. These adjustments are designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA or DVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.
Financial instruments assets and liabilities recognized and designated as hedged items that qualify as a fair value hedging relationship are measured at amortized cost and adjusted for the effect of the risks covered in the hedging relationship.
Financial instruments measured at fair value by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	11,865	—	11,865

Derivative financial instruments - assets:
Interest rate swaps	—	11,358	—	11,358
Cross-currency swaps	—	145,909	—	145,909
Total derivative financial instrument assets	—	157,267	—	157,267
Total assets at fair value	—	169,132	—	169,132

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	790	—	790
Cross-currency swaps	—	39,823	—	39,823
Total derivative financial instruments - liabilities	—	40,613	—	40,613
Total liabilities at fair value	—	40,613	—	40,613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
A.    Measured at fair value (continued)

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
B.    Not measured at fair value
The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments not measured at fair value:
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.    Fair value of financial instruments (continued)
B.    Not measured at fair value (continued)
The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	December 31, 2023
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—

	December 31, 2022
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,241,586	1,241,586	—	1,241,586	—
Securities at amortized cost (1)	945,260	895,154	—	894,034	1,120
Loans at amortized cost, net (2)	6,760,434	6,785,652	—	6,785,652	—
Customers' liabilities under acceptances	163,345	163,345	—	163,345	—

Liabilities
Deposits	3,205,386	3,205,386	—	3,205,386	—
Securities sold under repurchase agreements	300,498	300,498	—	300,498	—
Borrowings and debt, net	4,416,511	4,389,902	—	4,389,902	—
Acceptances outstanding	163,345	163,345	—	163,345	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $12.4 million and the allowance for expected credit losses of $1.6 million as of December 31, 2023 (accrued interest receivable of $11.2 million and the allowance for expected credit losses of $8.0 million as of December 31, 2022).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $109.1 million, the allowance for expected credit losses of $59.4 million and unearned interest and deferred fees of $24.7 million as of December 31, 2023 (accrued interest receivable of $70.0 million, the allowance for expected credit losses of $55.2 million and unearned interest and deferred fees of $17.3 million as of December 31, 2022).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.    Cash and due from banks
The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2023	2022
Unrestricted deposits with the Federal Reserve of the United States of America	1,884,204	1,144,896
Cash and non-interest-bearing deposits in other banks	3,349	7,886
Cash and interest-bearing deposits in other banks(1)	159,899	88,804
Total cash and due from banks	2,047,452	1,241,586

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	60,384	50,650
Total cash and due from banks in the consolidated statement of cash flows	1,987,068	1,190,936

The following table presents the restricted deposits classified by country risk:

	December 31,
	2023	2022
United States of America(1)	20,700	11,387
Japan	14,820	—
Switzerland	13,747	16,797
Germany	5,775	5,380
Canada	5,342	—
Spain	—	12,814
United Kingdom	—	4,272
Total	60,384	50,650

(1)As of December 31, 2023 includes restricted deposit of $18.0 million (December 31, 2022: $10.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.    Securities

Securities are presented as follows:

December 31, 2023	Amortized cost	FVOCI	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Allowance (1)	(1,632)	—	(1,632)
	1,010,266	11,865	1,022,131

December 31, 2022	Amortized cost	FVOCI	Total
Principal	941,971	77,972	1,019,943
Interest receivable	11,240	400	11,640
Allowance (1)	(7,951)	—	(7,951)
	945,260	78,372	1,023,632
(1) As of December 31, 2023 and 2022, the loss allowance for losses for securities at FVOCI for $1 thousand and $10 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
Securities by contractual maturity are shown in the following table:

December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 year but within 5 years	813,012	11,824	824,836
After 5 years but within 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

December 31, 2022	Amortized cost	FVOCI	Total
Due within 1 year	222,666	77,972	300,638
After 1 year but within 5 years	711,328	—	711,328
After 5 years but within 10 years	7,977	—	7,977
Balance - principal	941,971	77,972	1,019,943
The following table includes the securities pledged to secure repurchase transactions (see note 19):

	December 31,
	2023	2022
Securities pledged to secure repurchase transactions	342,271	345,187

Securities sold under repurchase agreements	(310,197)	(300,498)
As of December 31, 2023, sales were made for $63.5 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $7.0 million and losses on sale of $3.9 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.    Loans
The following table presents the loan portfolio according to its classification and subsequent measurement:

	December 31,
	2023	2022
Loans, outstanding balance	7,195,567	6,763,020
Interest receivable	109,082	69,965
Loss allowance	(59,410)	(55,200)
Unearned interest and deferred fees	(24,719)	(17,351)
Loans, net	7,220,520	6,760,434
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2023	2022
Fixed interest rate	3,828,485	3,827,083
Floating interest rates	3,367,082	2,935,937
Total	7,195,567	6,763,020
As of December 31, 2023, and 2022, 71% and 79% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.95% to 16.01% (December 31, 2022: 1.27% to 15.32%).
The following table details information relating to loans granted to class A and B shareholders:

	December 31,
	2023	2022
Loans to class A and B shareholders	397,300	834,768
% Loans to class A and B shareholders over total loan portfolio	6%	12%
% Class A and B stockholders with loans over number of class A and B stockholders	10%	11%

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
The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2023	2022
Documentary letters of credit	345,608	304,789
Stand-by letters of credit and guarantees - commercial risk	490,626	351,625
Credit commitments	227,472	122,960
Total	1,063,706	779,374

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.    Loan commitments and financial guarantee contracts (continued)
The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2023	2022
Up to 1 year	901,716	693,650
From 1 to 2 years	84,581	15,956
Over 2 to 5 years	77,409	69,768
Total	1,063,706	779,374

12.    Gain (loss) on financial instruments, net
The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	December 31,
	2023	2022	2021
Gain (loss) on derivative financial instruments and foreign currency exchange, net	3,813	(1,920)	(1,870)
Unrealized gain on financial instruments at FVTPL	—	—	227
Realized gain on financial instruments at FVTPL	—	510	—
(Loss) gain on sale of financial instruments at amortized cost	(3,858)	—	333
Realized gain on financial instruments at FVOCI	—	—	14
	(45)	(1,410)	(1,296)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)

	December 31, 2022
	Notional amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	293,711	340	(543)
Cash flow hedges	75,000	143	(1)
Interest rate and foreign exchange risk
Fair value hedges	252,793	4,129	(16,237)
Cash flow hedges	922,777	41,677	(16,980)
Foreign exchange risk
Cash flow hedges	189,173	21,870	—
	1,733,454	68,159	(33,761)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
As part of financial risk management, the Bank has used the following hedging relationships:
-    Fair value hedges.
-    Cash flow hedges.
-    Net investment hedges.
For control purposes, derivative instruments are recorded at their notional amount in control accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

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
Before fair value hedge accounting is applied by the Bank, the Bank determines whether an economic relationship between the hedged item and the hedging instrument exists based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. The Bank further supports this qualitative assessment by using sensitivity analysis applying a dollar-offset methodology to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item. The sources of ineffectiveness mainly come from forward rates, discount rates and cross currency basis (cost of the operation).
The Bank maintains as part of its risk management, second level fair value hedges composed of combined derivative and non-derivative exposures (aggregate exposures). The components comprising such aggregate exposures are previously designated under cash flow hedging relationships.

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits	307,000	3,564	—	600	12
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247

	December 31, 2022
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	155,511	134	(543)	1,607	(18)
Securities at amortized cost	10,000	178	—	167	(62)
Borrowings and debt	128,200	28	—	(3,457)	(111)
Interest rate and foreign exchange risk
Loans	1,938	108	—	(227)	(129)
Borrowings and debt	250,855	4,021	(16,237)	8,072	(1,548)
Total	546,504	4,469	(16,780)	6,162	(1,868)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Deposits	—	(236,942)	Deposits	(588)	(588)
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,802)
Total	20,719	(983,924)		(24,061)	(38,993)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	157,136	—	Loans, net	(1,625)	(1,625)
Securities at amortized cost	9,654	—	Securities, net	(229)	(229)
Borrowings and debt	—	(129,306)	Borrowings and debt, net	3,350	3,346
Interest rate and foreign exchange risk
Loans	1,839	—	Loans, net	(580)	98
Borrowings and debt	—	(243,851)	Borrowings and debt, net	11,612	(9,620)
Total	168,629	(373,157)		12,528	(8,030)
(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)
The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

	December 31, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,511	1,937	147,448
Over 1 to 2 years	20,000	153,415	173,415
Over 2 to 5 years	128,200	87,316	215,516
More than 5 years	—	10,125	10,125
Total	293,711	252,793	546,504

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	December 31, 2023
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	7	7	14
Securities at amortized cost	144	—	144
Deposits	12	—	12
Borrowings and debt	176	—	176
Interest rate and foreign exchange risk
Loans	—	(26)	(26)
Borrowings and debt	2,908	—	2,908
Total	3,247	(19)	3,228

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

A.    Fair value hedges (continued)

	December 31, 2022
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(18)	—	(18)
Securities at amortized cost	(62)	—	(62)
Borrowings and debt	(117)	6	(111)
Interest rate and foreign exchange risk
Loans	(129)	—	(129)
Borrowings and debt	(2,775)	1,227	(1,548)
Total	(3,101)	1,233	(1,868)
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
The Bank determines whether an economic relationship exists between the cash flows of the hedged item and the hedging instrument based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and the hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. The Bank further supports this qualitative assessment by using sensitivity analysis applying a dollar-offset methodology to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. The Bank assesses hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception.
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
The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowings and debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

	December 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate risk
Borrowings and debt	75,000	143	(1)	550	551	1	—
Interest rate and foreign exchange risk
Borrowings and debt	922,777	41,677	(16,980)	28,211	27,061	(1,150)	4,914
Foreign exchange risk
Deposits	8,534	37	—	37	37	—	—
Borrowing and Debt	180,639	21,833	—	21,833	21,833	—	—
Total	1,186,950	63,690	(16,981)	50,631	49,482	(1,149)	4,914

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Loss on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Loss on financial instruments, net.

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(75,695)	Borrowings and debt, net	(551)	(97)
Interest rate and foreign exchange risk
Borrowings and debt	—	(943,942)	Borrowings and debt, net	(27,061)	(8,836)
Foreign exchange risk
Deposits	—	(8,566)	Demand deposits	(37)	(44)
Borrowings and debt	—	(196,646)	Borrowings and debt, net	(21,833)	1,836
Total	—	(1,224,849)		(49,482)	(7,141)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	643,464	643,464
Over 1 to 2 years	—	—	206,496	206,496
Over 2 to 5 years	—	—	409,742	409,742
More than 5 years	—	—	43,686	43,686
Total	—	—	1,303,388	1,303,388

	December 31, 2022
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	189,173	75,000	388,035	652,208
Over 1 to 2 years	—	—	194,639	194,639
Over 2 to 5 years	—	—	322,817	322,817
More than 5 years	—	—	17,286	17,286
Total	189,173	75,000	922,777	1,186,950

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.    Derivative financial instruments (continued)

B.    Cash flow hedges (continued)
The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	December 31, 2023
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	281	(682)	(401)
Foreign exchange risk
Deposits	—	57	57
Borrowings and debt	—	142	142
Total	281	(483)	(202)

	December 31, 2022
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Borrowings and debt	1	—	1
Interest rate hedges
Borrowings and debt	(473)	(677)	(1,150)
Total	(472)	(677)	(1,149)

14.    Gain on non - financial assets, net
The gain or loss on non-financial assets is presented as follows:

	December 31,
	2023	2022	2021
Gain on investment property - Right-of-use	—	—	742
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements
The following table provides a summary of the items included in equipment and leasehold improvements:

	December 31,
	2023	2022
Equipment and leasehold improvements, net	4,041	4,441
Right-of-use assets	12,753	12,841
	16,794	17,282
Equipment and leasehold improvements are detailed as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	Other equipment	Total
Cost:
Balance as of January 1, 2021	4,136	1,677	7,428	2,572	15,813
Additions	402	4	26	21	453
Disposals	(58)	(3)	—	(1,906)	(1,967)
Effect of changes in exchange rates	(5)	(1)	(4)	—	(10)
Reclassifications	1	—	—	—	1
Balance as of December 31, 2021	4,476	1,677	7,450	687	14,290
Additions	599	165	852	35	1,651
Disposals	(1,136)	(36)	(4)	(6)	(1,182)
Effect of changes in exchange rates	2	2	3	1	8
Balance as of December 31, 2022	3,941	1,808	8,301	717	14,767
Additions	369	92	124	176	761
Disposals	(28)	(83)	(117)	(49)	(277)
Effect of changes in exchange rates	5	3	5	—	13
Balance as of December 31, 2023	4,287	1,820	8,313	844	15,264

Accumulated depreciation:
Balance as of January 1, 2021	3,340	1,601	3,830	2,052	10,823
Amortization	566	41	549	190	1,346
Disposals	(57)	(3)	—	(1,652)	(1,712)
Effect of changes in exchange rates	(3)	(2)	(4)	—	(9)
Reclassifications	—	1	—	—	1
Balance as of December 31, 2021	3,846	1,638	4,375	590	10,449
Amortization	430	32	531	57	1,050
Disposals	(1,133)	(35)	(4)	(4)	(1,176)
Effect of changes in exchange rates	(1)	1	4	(1)	3
Balance as of December 31, 2022	3,142	1,636	4,906	642	10,326
Amortization	449	54	589	69	1,161
Disposals	(25)	(83)	(117)	(49)	(274)
Effect of changes in exchange rates	4	1	5	—	10
Balance as of December 31, 2023	3,570	1,608	5,383	662	11,223

Carrying amounts as of:
December 31, 2023	717	212	2,930	182	4,041
December 31, 2022	799	172	3,395	75	4,441
December 31, 2021	630	39	3,075	97	3,841

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.    Equipment and leasehold improvements (continued)

Leases

The following is the detail of the movement of right-of-use assets on the leases for which the Bank is a lessee:

	December 31,
	2023	2022
Initial balance	12,841	13,938
Additions	1,388	7
Depreciation of right-of-use assets	(1,119)	(1,104)
Decrease	(357)	—
Ending balance	12,753	12,841
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

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.    Intangible assets
A breakdown of software cost, accumulated amortization, additions, sales and disposals of intangible assets is as follows:

Costs:
Balance as of January 1, 2021	15,711
Additions	353
Disposals	(6,278)
Balance as of December 31, 2021	9,786
Additions	1,070
Balance as of December 31, 2022	10,856
Additions	1,335
Disposals	(150)
Balance as of December 31, 2023	12,041

Accumulated amortization:
Balance as of January 1, 2021	13,727
Amortization	742
Disposals	(6,278)
Balance as of December 31, 2021	8,191
Amortization	561
Balance as of December 31, 2022	8,752
Amortization	814
Disposals	(130)
Balance as of December 31, 2023	9,436

Carrying amounts as of:
December 31, 2023	2,605
December 31, 2022	2,104
December 31, 2021	1,595
Expenses related to the amortization of intangible assets are presented as part of amortization of intangible assets in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.    Other assets
Following is a summary of other assets:

	December 31,
	2023	2022
Accounts receivable financial instruments	4,844	961
Prepaid expenses	2,174	1,120
Prepaid fees and commissions	451	325
Interest receivable - deposits	1,603	751
IT projects under development	1,802	425
Improvement project under development	396	—
Severance fund	2,169	2,026
Other	2,156	1,760
Total	15,595	7,368
18.    Deposits
The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	Remaining Term		Original Term
	December 31,		December 31,
	2023	2022	2023	2022
Demand	510,195	233,756	510,195	233,757
Up to 1 month	2,026,454	1,630,484	1,336,379	999,043
From 1 month to 3 months	704,765	887,232	758,728	969,960
From 3 month to 6 months	517,359	250,300	675,106	385,972
From 6 month to 1 year	570,033	153,862	892,221	554,402
From 1 year to 2 years	77,843	18,787	216,430	31,287
From 2 years to 5 years	1,500	16,295	19,090	16,295
Total	4,408,149	3,190,716	4,408,149	3,190,716
The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2023	2022
Aggregate amount of $100,000 or more	4,407,608	3,190,376
Aggregate amount of deposits in the New York Agency	1,250,524	526,474

	December 31,
	2023	2022	2021
Interest expense on deposits made in the New York Agency	53,885	12,334	3,852

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.    Securities sold under repurchase agreements
The following table details the financing transactions under repurchase agreements and the associated interest expense:

	December 31,
	2023	2022	2021
Financing transactions under repurchase agreements	310,197	300,498	427,498
Interest expense related to financing transactions	9,232	7,340	956
20.    Borrowings and debt
Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium-Term Notes (“EMTN”) Program as well as the Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market as well as a Revolving Corporate Bond Program in Panama with a maximum amount of $300 million for the issuance of short and long term notes.
The Bank’s funding activities include: (i) EMTN, which may be used to issue notes for up to $2.250 million, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission of Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 25 billion Mexican pesos with maturities from 1 day to 30 years (iii) a short and long term Revolving Corporate Bond Program in the Panamanian local market with a maximum amount of $300 million.
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2023, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988

	December 31, 2022
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	2,153,351	42,255	650,275	1,580,727	4,426,608
Transaction costs	(1,376)	(5)	(2,952)	(5,764)	(10,097)
	2,151,975	42,250	647,323	1,574,963	4,416,511

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.    Borrowings and debt (continued)
Short-term borrowings and debt
The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, plus prepaid commissions, is as follows:

	December 31,
	2023	2022
Short-term borrowings:
At fixed interest rates	732,336	1,584,776
At floating interest rates	905,970	568,575
Principal	1,638,306	2,153,351
Less: Transaction costs	(262)	(1,376)
Total short-term borrowings, net	1,638,044	2,151,975

Short-term debt:
At fixed interest rates	1,536	—
At floating interest rates	85,065	42,255
Principal	86,601	42,255
Less: Transaction costs	(40)	(5)
Total short-term debt, net	86,561	42,250

Total short-term borrowings and debt	1,724,605	2,194,225

Range of fixed interest rates on borrowings and debt in U.S. dollars	5.44% to 6.50%	1.53% to 6.52%
Range of floating interest rates on borrowings in U.S. dollars	6.08% to 6.33%	4.90% to 5.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.77% to 12.65%	10.97% to 12.00%
Range of floating interest rates on borrowings and debt in Euros	4.51% to 4.69%	—%
Range of fixed interest rates on borrowings and debt in Japanese yen	—%	0.84% to 1.23%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2023	2022
US dollar	1,084,872	1,593,531
Mexican peso	576,527	405,830
Euro	63,508	—
Japanese yen	—	196,245
Carrying amount - principal	1,724,907	2,195,606

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
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.    Borrowings and debt (continued)
Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2023	2022
Long-term borrowings:
At fixed interest rates	—	75,000
At floating interest rates with due dates from May 2024 to May 2026	537,775	575,275
Principal	537,775	650,275
Less: Transaction costs	(1,904)	(2,952)
Total long-term borrowings, net	535,871	647,323

Long-term debt:
At fixed interest rates with due dates from March 2024 to November 2034	1,456,290	1,136,743
At floating interest rates with due dates from November 2024 to August 2028	641,530	443,984
Principal	2,097,820	1,580,727
Less: Transaction costs	(6,308)	(5,764)
Total long-term debt, net	2,091,512	1,574,963

Total long-term borrowings and debt, net	2,627,383	2,222,286

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.35% to 6.15%	0.80% to 5.81%
Range of floating interest rates on borrowings and debt in U.S. dollars	6.32% to 7.31%	4.96% to 6.04%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 9.20%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.70% to 11.95%	10.55% to 10.93%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.35%	0.40% to 1.27%
Range of fixed interest rates on debt in Euros	0.90% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.    Borrowings and debt (continued)
Long-term borrowings and debt (continued)
The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2023	2022
US dollar	1,149,021	1,155,275
Mexican peso	1,241,023	845,867
Euro	88,018	111,095
Japanese yen	113,642	76,513
Australian dollar	27,286	26,968
Swiss franc	11,889	10,820
Sterling pound	4,716	4,464
Carrying amount - principal	2,635,595	2,231,002
Future payments of long-term borrowings and debt outstanding as of December 31, 2023, are as follows:

Year	Outstanding
2024	637,998
2025	1,005,496
2026	516,223
2027	311,123
2028	112,345
2029	42,162
2034	10,248
Carrying amount - principal	2,635,595
The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows :

	2023	2022	2021
Balance as of January 1,	4,416,511	3,304,178	1,966,271
Net (decrease) increase in short-term borrowings and debt	(500,650)	579,065	1,196,710
Proceeds from long-term borrowings and debt	496,342	1,038,110	266,640
Payments of long-term borrowings and debt	(221,306)	(536,792)	(97,520)
Change in foreign currency rates	157,440	45,460	(27,528)
Fair value adjustment due to hedge accounting relationship	2,126	(9,334)	(2,034)
Other adjustments	1,525	(4,176)	1,639
Balance as of December 31,	4,351,988	4,416,511	3,304,178
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the consolidated statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.    Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2023	2022
Due within 1 year	1,717	1,506
After 1 year but within 5 years	6,540	7,210
After 5 years but within 10 years	12,368	12,330
Total undiscounted lease liabilities	20,625	21,046

Short-term	1,143	965
Long-term	15,564	15,780
Lease liabilities included in the consolidated statement of financial position	16,707	16,745
Amounts recognized in the consolidated statement of cash flows:

	December 31,
	2023	2022
Payments of lease liabilities	1,032	995
22.    Other liabilities
Following is a summary of other liabilities:

	December 31,
	2023	2022
Accruals and other accumulated expenses	24,120	16,812
Funds received for debt repayment	14,735	—
Accounts payable	5,143	7,269
Unearned commissions	9,652	2,646
Other	84	84
Total	53,734	26,811
23. Earning per share
The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	December 31,
	2023	2022	2021
(Thousands of US$ dollars)
Profit for the year	166,158	92,040	62,697

(U.S. dollars)
Basic earnings per share	4.55	2.54	1.62

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,481	36,304	38,796

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
The following table provides detailed information on the movement of the shares by class for each of the years ended December 31, 2023, 2022 and 2021:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2021	6,342,189	2,178,365	31,157,386	—	39,677,940
Conversions	—	(89,290)	89,290	—	—
Repurchased common stock	—	—	(3,558,093)	—	(3,558,093)
Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	48,299	—	48,299
Outstanding at December 31, 2021	6,342,189	2,089,075	27,799,882	—	36,231,146

Restricted stock issued – directors	—	—	57,000	—	57,000
Restricted stock units – vested	—	—	36,410	—	36,410
Outstanding at December 31, 2022	6,342,189	2,089,075	27,893,292	—	36,324,556

Restricted stock issued – directors	—	—	63,000	—	63,000
Restricted stock units – vested	—	—	152,305	—	152,305
Outstanding at December 31, 2023	6,342,189	2,089,075	28,108,597	—	36,539,861
Additional paid-in capital
As of December 31, 2023, 2022 and 2021, additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.    Capital and Reserves (continued)

B.    Treasury stock
The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2021	318,140	10,708	689,367	18,711	1,294,390	28,580	2,301,897	57,999
Repurchase of common stock	—	—	—	—	3,558,093	60,079	3,558,093	60,079
Restricted stock issued - directors	—	—	—	—	(63,000)	(1,391)	(63,000)	(1,391)
Restricted stock units - vested	—	—	—	—	(48,299)	(888)	(48,299)	(888)
Outstanding at December 31, 2021	318,140	10,708	689,367	18,711	4,741,184	86,380	5,748,691	115,799

Restricted stock issued - directors	—	—	—	—	(57,000)	(1,039)	(57,000)	(1,039)
Restricted stock units - vested	—	—	—	—	(36,410)	(663)	(36,410)	(663)
Outstanding at December 31, 2022	318,140	10,708	689,367	18,711	4,647,774	84,678	5,655,281	114,097

Restricted stock issued - directors	—	—	—	—	(63,000)	(1,148)	(63,000)	(1,148)
Restricted stock units - vested	—	—	—	—	(152,305)	(2,775)	(152,305)	(2,775)
Outstanding at December 31, 2023	318,140	10,708	689,367	18,711	4,432,469	80,755	5,439,976	110,174

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
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.    Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments FVOCI	Financial Instruments CFH	Foreign currency translation adjustment	Total
Balance as of January 1, 2021	141	515	(448)	208
Change in fair value on financial instruments, net of hedging	(560)	(11,692)	—	(12,252)
Reclassification of gains (losses) on financial instruments to profit or loss (1)	24	24	—	48
Exchange difference in conversion of foreign currency operation	—	—	448	448
Other comprehensive income (loss) for the year	(536)	(11,668)	448	(11,756)
Balance as of December 31, 2021	(395)	(11,153)	—	(11,548)
Change in fair value on financial instruments, net of hedging	(467)	20,080	—	19,613
Reclassification of gains (losses) on financial instruments to profit or loss (1)	—	60	—	60
Other comprehensive income (loss) for the year	(467)	20,140	—	19,673
Balance as of December 31, 2022	(862)	8,987	—	8,125
Change in fair value on financial instruments, net of hedging	876	(590)	—	286
Reclassification of gains (losses) on financial instruments to profit or loss (1)	(11)	(938)	—	(949)
Other comprehensive income (loss) for the year	865	(1,528)	—	(663)
Balance as of December 31, 2023	3	7,459	—	7,462
(1)Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and prior years.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

25.    Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Details about other comprehensive income components	Amounts reclassified from other comprehensive income			Line item affected in the consolidated statement of profit or loss
	December 31,
	2023	2022	2021
Securities at FVOCI:	—	—	41	Net gain (loss) on financial instruments
	(11)	—	(17)	Provision for credit losses
	(11)	—	24

Derivative financial instruments:
Foreign exchange forwards	—	(433)	(2,167)	Interest income – loans
	4,877	1,851	—	Interest expense – borrowings and deposits
	(1,793)	—	24	Gain (loss) on financial instruments, net
Interest rate and cross-currency swaps	855	60	—	Gain (loss) on financial instruments, net
	3,939	1,478	(2,143)

26.    Fee and commission income
Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	December 31,
	2023	2022	2021
Structured loans	7,427	4,926	4,269
Documentary and stand-by letters of credit	20,844	14,033	12,119
Other commissions, net	4,248	832	1,910
Total	32,519	19,791	18,298
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

December 31, 2023
Up to 1 year	4,553
From 1 to 2 years	1,370
More than 2 years	2,361
Total	8,284

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	December 31, 2023
	Commercial	Treasury	Total
Interest income	566,212	113,048	679,260
Interest expense	(467)	(445,610)	(446,077)
Inter-segment net interest income	(361,997)	361,997	—
Net interest income	203,748	29,435	233,183
Other income (expense), net	33,792	(856)	32,936
Total income	237,540	28,579	266,119

Provision for credit losses	(26,785)	(678)	(27,463)
Operating expenses	(57,324)	(15,174)	(72,498)
Segment profit (loss)	153,431	12,727	166,158

Segment assets	7,498,230	3,231,534	10,729,764
Segment liabilities	279,853	9,206,381	9,486,234

	December 31, 2022
	Commercial	Treasury	Total
Interest income	289,785	42,836	332,621
Interest expense	(463)	(184,147)	(184,610)
Inter-segment net interest income	(155,968)	155,968	—
Net interest income	133,354	14,657	148,011
Other income (expense), net	20,809	(2,148)	18,661
Total income	154,163	12,509	166,672

Provision for credit losses	(13,376)	(6,145)	(19,521)
Operating expenses	(43,156)	(11,955)	(55,111)
Segment profit (loss)	97,631	(5,591)	92,040

Segment assets	6,940,335	2,336,958	9,277,293
Segment liabilities	180,369	8,007,383	8,187,752

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information

	December 31, 2021
	Commercial	Treasury	Total
Interest income	129,758	11,125	140,883
Interest expense	(648)	(53,453)	(54,101)
Inter-segment net interest income	(45,318)	45,318	—
Net interest income	83,792	2,990	86,782
Other income (expense), net	19,188	(1,764)	17,424
Total income	102,980	1,226	104,206

(Provision for) reversal of credit losses	(1,050)	(1,278)	(2,328)
Gain on non-financial assets, net	742	—	742
Operating expenses	(30,751)	(9,172)	(39,923)
Segment profit (loss)	71,921	(9,224)	62,697

Segment assets	5,931,201	2,098,492	8,029,693
Segment liabilities	219,505	6,812,455	7,031,960
The following table shows the reconciliation of information by business segment:

	December 31,
	2023	2022	2021
Profit for the year	166,158	92,040	62,697

Assets:
Assets from reportable segments	10,729,764	9,277,293	8,029,693
Other assets - unallocated	14,028	6,617	8,418
Total	10,743,792	9,283,910	8,038,111

Liabilities:
Liabilities from reportable segments	9,486,234	8,187,752	7,031,960
Other liabilities - unallocated	53,734	26,811	14,361
Total	9,539,968	8,214,563	7,046,321

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

27.    Business segment information (continued)

Geographic information
The geographic information analyzes the Bank’s income and non-current assets by the Bank’s. In presenting the geographic information below, segment revenue is based on customer’s country risk and segment non-current assets are based on the geographic location of the assets.

	December 31,
	2023		2022		2021
	Total revenues	Non-current assets (*)	Total revenues	Non-current assets (*)	Total revenues	Non-current assets (*)
Argentina	4,748	80	4,721	117	5,454	157
Brazil	25,630	292	15,100	125	9,802	138
Chile	11,273	—	8,072	—	3,180	—
Colombia	32,584	181	16,192	35	12,116	51
Costa Rica	10,358	—	9,161	—	7,674	—
Dominican Republic	20,164	—	9,325	—	3,424	—
Ecuador	15,107	—	12,576	—	8,990	—
El Salvador	2,209	—	2,297	—	1,207	—
Guatemala	24,061	—	16,961	—	10,862	—
Honduras	6,312	—	6,081	—	841	—
Jamaica	3,337	—	2,525	—	1,646	—
Mexico	35,442	400	24,767	14	17,318	75
Panama	6,753	18,119	6,015	18,994	5,872	18,795
Paraguay	2,734	—	2,488	—	1,529	—
Peru	20,501	—	8,733	—	3,299	—
Trinidad and Tobago	6,832	—	6,330	—	7,215	—
Uruguay	1,208	—	1,533	—	540	—
Other countries (1)	36,866	327	13,795	101	3,237	158
Total revenues	266,119	19,399	166,672	19,386	104,206	$19,374

(1) Other countries consists of total income per country in the Region in which total income did not exceed $1 million for any of the periods indicated above and top-rated countries outside of Latin America.
(*) Includes equipment and leasehold improvements,net, intangible assets and investment properties.
Information about the main clients
As of December 31, 2023, 2022, and 2021, the Bank has no customer, either individually or as group of companies, that represents more than 10% of total revenues.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

28.    Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	December 31,
	2023	2022
Assets:
Demand deposits	2,263	5,986
Loans, net	61,440	242,024
Securities at amortized cost, net	14,373	19,593
Total	78,076	267,603

Liabilities:
Time deposits	319,344	567,451
Total	319,344	567,451

Contingencies:
Stand-by letters of credit	150	3,350
Loss allowance	—	(16)
The detail of income and expenses with related parties is as follows:

	December 31,
	2023	2022	2021
Interest income:
Loans	3,104	4,719	211
Securities at amortized cost	331	685	—
Total	3,435	5,404	211
Interest expense:
Deposits	(14,477)	(10,943)	(1,866)

Net interest income (expenses)	(11,042)	(5,539)	(1,655)

Other income (expense):
Fees and commissions, net	427	116	216
Loss on financial instruments, net	—	74	—
Total	427	190	216

Net income (loss) from related parties	(10,615)	(5,349)	(1,439)
The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	December 31,
	2023	2022	2021
Expenses:
Compensation costs to directors	1,910	1,853	1,877
Compensation costs to executives	8,067	4,302	4,083
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan, see Note 29.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses

The following table details salaries and other employee expenses:

	December 31,
	2023	2022	2021
Wages and salaries	20,837	18,135	13,803
Payroll taxes	2,809	2,196	1,731
Personnel benefits	19,047	12,344	5,134
Share-based payments	4,539	1,544	984
Total	47,232	34,219	21,652
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
During 2023, 2022 and 2021, the Board of Directors approved the grant of restricted stock to directors and stock options and restricted stock units to certain executives of the Bank, as follows:
Restricted stock – Directors
The Board of Directors granted the directors “Class E” common shares for 63 thousand, 57 thousand and 63 thousand during the years 2023, 2022 and 2021, respectively.
The fair value of restricted stock granted was based on the stock closing price in the New York Stock Exchange of the “Class E” shares on April 26, 2023, April 27, 2022 and April 21, 2021, respectively. The fair value of restricted stock granted totaled $1.1 million in 2023, $835 thousand in 2022, and $923 thousand in 2021, of which $474 thousand, $354 thousand and $401 thousand were recognized in profit or loss during 2023, 2022 and 2021, respectively.
Total expense recognized in profit or loss during 2023, 2022 and 2021 of restricted stock granted to directors amounted to $931 thousand, $895 thousand and $924 thousand, respectively. The remaining cost pending amortization of $821 thousand at December 31, 2023 will be amortized over 2.33 years.
Restricted stock loses their restriction from the year following the anniversary date, as follows: 35% in the first and second years, and 30% in the third year.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses (continued)

A.    2015 Stock Incentive Plan – Directors and Executives (continued)
A summary of restricted stock granted to directors is presented below:

	Shares	Weighted average grant date fair value
Outstanding at January 1, 2021	132,150	18.56
Granted	63,000	14.65
Vested	(49,350)	19.24
Outstanding at December 31, 2021	145,800	16.64
Granted	57,000	14.65
Vested	(97,350)	18.71
Outstanding at December 31, 2022	105,450	14.15
Granted	63,000	17.69
Vested	(53,100)	13.75
Outstanding at December 31, 2023	115,350	16.31
Expected to vest	115,350
The fair value of vested stock during the years 2023, 2022 and 2021 was $730 thousand, $1.8 million and $949 thousand, respectively.
Restricted stock units to certain executives
Restricted stock units
The Board of Directors approved the grant of restricted stock units to certain executives of the Bank with a grant date fair value of $4.6 million in 2023, $822 thousand in 2022 and $1 million in 2021. The distribution of the fair value was in restricted stock units.
The fair value of the restricted stock units was based on the “Class E” stock closing price in the New York Stock Exchange on the grant date. The restricted stock units are exchanged at a ratio of 1: 1 for common shares “Class E”.
Beginning with the grant awarded in 2023, the restriction period for the issuance of the restricted stock units was modified as follows: 25% vested in the month following the date of the grant, and 25% each year on the grant date's anniversary for the following three years. Previously, the restriction period for the issuance of the restricted stock units was: 25% vested each year on the grant date’s anniversary for the following four years.
Compensation costs of the restricted stock units are amortized during the period of restriction by the accelerated method. During 2023, 2022 and 2021, the cost recognized in profit or loss as a result of the amortization of these grants totaled $2.4 million, $749 thousand and $984 thousand, respectively.
Fair value of vested stock during the years 2023, 2022 and 2021 is $2.4 million, $581 thousand, and $838 thousand, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

29.    Salaries and other employee expenses (continued)
A.    2015 Stock Incentive Plan – Directors and Executives (continued)
A summary of the restricted stock units granted through December 31, 2023, to certain executives is presented below:

	Shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2021	81,343	17.94
Granted	75,796	13.33
Forfeited	(1,311)	14.51
Vested	(48,299)	17.35
Outstanding at December 31, 2021	107,529	14.99
Granted	63,056	13.03
Vested	(36,410)	15.97
Outstanding at December 31, 2022	134,175	13.80
Granted	298,951	15.36
Forfeited	(346)	14.95
Vested	(152,305)	15.57
Outstanding at December 31, 2023	280,475	14.50	1.99 years	$2,769
Expected to vest	280,475	14.50	1.99 years	$2,769
For the restricted share units that are expected to be released, the compensation cost pending amortization is $1.6 million in 2023 and will be amortized over 2.17 years.
Provision of restricted stock units
As of December 31, 2023, the Bank's management established a provision of $1.7 million, recognized in the consolidated statement of profit or loss, related to the restricted stock units that will be granted in the first quarter of 2024.
B.    Other plans - Expatriate Top Executives Plan
The Bank sponsors a defined contribution plan for its expatriate top executives based in Panama, which are not eligible to participate in the Panamanian social security system. The Bank’s contributions are determined as a percentage of the annual salaries of top executives eligible for the plan, each contributing an additional amount withheld from their salary. Contributions to this plan are managed by a fund manager through a trust. The executives are entitled to the Bank’s contributions after completing at least three years of service in the Bank. During 2023, 2022 and 2021, the Bank charged to salaries expense $58 thousand, $62 thousand and $67 thousand, respectively, that correspond to the Bank’s contributions to this plan.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

30.    Other expenses

The following table details other expenses:

	December 31,
	2023	2022	2021
Administrative	6,165	5,587	4,484
Professional services	5,522	5,603	4,074
Maintenance and repairs	4,731	3,449	2,388
Share-based payments to directors	931	895	924
Regulatory fees	1,321	1,015	978
Operating lease of spaces and equipment	691	717	562
Advertising and marketing	1,012	557	179
Other	1,799	354	1,191
Total	22,172	18,177	14,780

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
As of December 31, 2023, and 2022, the minimum LCR to be reported to the SBP is 100% for both years. The Bank´s LCR as of December 31, 2023 and 2022 was 205.8% and 167.5%, respectively.
Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)
The liquidity index reported by the Bank to the regulator as of December 31, 2023, and 2022, was 93.4% and 100.49%, respectively.

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
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2023	2022
Capital funds	1,206,753	1,072,110
Risk-weighted assets	8,898,408	8,117,913
Capital adequacy index	13.6%	13.2%
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
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2023	2022
Ordinary capital	1,070,734	936,092
Non-risk-weighted assets	10,994,085	9,606,970
Leverage ratio	9.7%	9.7%

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
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total	7,153,118	32,342	—	—	10,107	7,195,567

Specific provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses under IFRS (1):	45,958	6,554	—	—	6,898	59,410

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,659,018	—	—	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	—	20,000	—	—	2,245,385
State-owned	719,882	—	—	—	—	719,882
	2,945,267	—	20,000	—	—	2,965,267
Sovereign	128,628	—	—	—	—	128,628
Total	6,732,913	—	20,000	—	10,107	6,763,020

Specific provision	—	—	10,000	—	5,870	15,870

Allowance for loan
losses IFRS (1):	33,639	—	16,141	—	5,420	55,200
(1) As of December 31, 2023, and 2022, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
As of December 31, 2023, and 2022, there are no new restructured loans.
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
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total	7,185,460	—	10,107	7,195,567

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the consolidated financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

32.    Applicable laws and regulations (continued)

	December 31, 2022
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,659,018	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	20,000	—	2,245,385
State-owned	719,882	—	—	719,882
	2,945,267	20,000	—	2,965,267
Sovereign	128,628	—	—	128,628
Total	6,732,913	20,000	10,107	6,763,020
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31, 2022
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	20,000	—	10,107	30,107
Total	—	—	20,000	—	10,107	30,107

	December 31,
	2023	2022
Non-accruing loans:
Private corporations	10,107	30,107

Interest that would be reversed if the loans had been classified as non-accruing loans	328	1,173
As of December 31, 2023, and 2022, there was no interest income collected on loans in non-accrual status.
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
As of December 31, 2023, and 2022, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.
33.    Subsequent events
The Bank announced a quarterly cash dividend of $0.50 US dollar cents per share corresponding to the fourth quarter of 2023. The cash dividend was approved by the Board of Directors on February 20, 2024 and was paid on March 19, 2024 to the Bank’s stockholders as of March 04, 2024 record date.
In February 2024, the Board of Directors approved a grant of restricted stock units to certain executives of the Bank with a grant date fair value of $6.8 million or 317,783 shares, out of which 79,455 shares were vested in March 2024. The Board also authorized a repurchase program of up to $50 million of the Bank's common stock over time. The repurchase plan is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.
The Bank announced a quarterly cash dividend of $0.50 US dollar cents per share corresponding to the first quarter of 2024. The cash dividend was approved by the Board of Directors on April 16, 2024 and it was payable on May 15, 2024 to the Bank’s stockholders as of April 29, 2024 record date.